Form 20-F/A
period 2000-12-31
AMERICAN BEVERAGE CO AMEV
filed 2001-07-24
CIK 1113172

==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ---------------------------

                                  FORM 20-F/A

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

              Avenida Maria Coelho Aguiar, 215, Bloco F, 6o floor
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

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

                         Yes [X]   No  [ ]   Not Applicable  [ ]

           Indicate by check mark which financial statement item the
                      registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]


==============================================================================

TABLE OF CONTENTS

Introduction...............................................................(i)
The Combination and Brazilian Antitrust Approval...........................(i)
Accounting Periods and Principles........................................(iii)
Currency Translation......................................................(iv)
Industry Data.............................................................(iv)
Trademarks................................................................(iv)
Cautionary Statement
Regarding Forward-looking Information......................................(v)

PART I

Item 1.   Identity of Directors, Senior Management and Advisers..............1
Item 2.   Offer Statistics and Expected Timetable............................1
Item 3.   Key Information....................................................1
Item 4.   Information on the Company........................................18
Item 5.   Operating and Financial Review and Prospects......................45
Item 6.   Directors, Senior Management and Employees........................70
Item 7.   Major Shareholders and Related Party Transactions.................80
Item 8.   Financial Information.............................................88
Item 9.   The Offer and Listing ............................................93
Item 10.  Additional Information...........................................101
Item 11.  Quantitative and Qualitative Disclosures About Market Risk.......119
Item 12.  Description of Securities Other than Equity Securities...........124

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies..................125
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds..................................................125
Item 15.  Reserved.........................................................125
Item 16.  Reserved.........................................................125

PART III

Item 17.  Financial Statements.............................................126
Item 18.  Financial Statements.............................................126
Item 19.  Exhibits.........................................................126

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

     On July 1, 1999, the Zerrenner Foundation, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are the controlling shareholders of Braco, which , in turn, owns 99.7% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

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

                                                       As of or for the year ended December 31,
                                          ------------------------------------------------------------------------------

                                           2000 (1)          1999 (1)            1998             1997           1996
                                          ---------        ----------         ----------       ----------     ----------
                                   (in thousands, except for per share amounts, number of shares and other operating data)
Statement of Operations Data:

Net sales..........................      US$2,635,236     US$1,775,943       US$2,669,338    US$ 2,444,103    US$ 2,299,992
Cost of sales......................        (1,444,838)      (1,076,276)        (1,608,340)     (1,393,395)       (1,283,881)
                                         ------------     ------------       ------------   -------------     -------------
Gross profit.......................         1,190,398          699,667          1,060,998       1,050,708         1,061,111
Selling and marketing expenses.....          (384,367)        (263,839)          (573,759)       (426,222)         (353,904)
General and administrative
   expenses........................          (313,059)        (200,348)          (281,326)       (338,298)         (275,483)
Other operating income (expense),
   net.............................           (58,169)         (51,341)             3,476           1,409            31,789
                                         ------------     ------------       ------------   -------------     -------------
Operating income...................           434,803          184,139            209,389         287,597           418,513
Financial income...................           164,315          364,829            198,636         136,992           132,205
Financial expenses.................          (310,212)        (442,245)          (289,504)       (142,318)          (97,248)
Other non-operating income
   (expense), net..................              (901)          (8,448)            14,994          40,310            25,895
                                         -------------    ------------       ------------   -------------     -------------
Income before income tax, equity
   in affiliates and minority interest        288,005           98,275            133,515         322,581           479,365
Income tax benefit (expense):
   Current.........................          (102,037)          37,986             90,526         107,696          (156,152)
   Deferred........................           489,277            3,402              2,170          (7,806)           64,415
                                         ------------     ------------       ------------   -------------     -------------
Income before equity in affiliates
   and minority interest...........           675,245          139,663            226,211         422,471           387,628
Equity in earnings (losses) of
   affiliates......................            11,678            5,404              2,962         (28,138)            5,648
Equity in losses of Antarctica(1)..           (49,879)        (179,116)
Minority interest..................           (14,202)           3,498              9,404           1,133            (4,700)
                                         ------------     ------------       ------------   -------------     -------------
Net income (loss)..................      US$  622,842     US$  (30,551)      US$  238,577   US$   395,466     US$   388,576
                                         ============     ============       ============   =============     =============


                                                             As of or for the year ended December 31,
                                          ------------------------------------------------------------------------------

                                           2000 (1)          1999 (1)            1998             1997           1996
                                          ---------        ----------         ----------       ----------     ----------
                                   (in thousands, except for per share amounts, number of shares and other operating data)
Earnings (loss) per thousand shares
(2)(3)(4)(5)                       :
   Basic
     Preferred shares..............       US$ 17.85         US$(0.92)           US$7.32         US$11.58         US$11.36
     Common shares.................           16.23            (0.92)              6.65            10.53            11.36
   Diluted
     Preferred shares..............           17.18            (0.88)              6.94            11.20            11.02
     Common shares.................           15.62            (0.88)              6.31            10.19            11.02

Earnings (loss) per ADS: (2)(3)
   Basic
     Preferred ADSs................       US$ 0.179         US$(0.09)           US$0.07          US$0.12          US$0.11
     Common ADSs...................           0.162            (0.09)              0.07             0.11             0.11
   Diluted
     Preferred ADSs................           0.172            (0.09)              0.07             0.11             0.11
     Common ADSs...................           0.156            (0.09)              0.06             0.10             0.11

Weighted average number of
preferred and common shares
outstanding: (2)(3)
   Basic
     Preferred Shares..............       21,919,724       21,173,565         21,733,635       23,110,875       22,763,630
     Common Shares.................       14,265,323       11,949,367         11,983,100       12,140,015       11,432,285
   Diluted
     Preferred Shares..............       23,090,525       22,384,145         23,058,784       24,128,895       23,701,055
     Common Shares.................       14,475,271       12,206,392         12,433,243       12,284,655       11,573,505



                                                             As of or for the year ended December 31,
                                         -------------------------------------------------------------------------------

                                           2000 (1)        1999 (1)              1998             1997           1996
                                         ----------      ------------      -------------      -----------     ----------
                                   (in thousands, except for per share amounts, number of shares and other operating data)

Balance Sheet Data:(6)
Cash, cash equivalents and trading
   securities (7)..................      US$  513,462    US$   929,431     US$    880,802     US$  780,766    US$   791,251
Total current assets (8)...........         1,413,281        1,447,515          1,590,272        1,456,679        1,353,743
Investments (9)....................            36,829           52,325             42,106           42,266           66,904
Property, plant and equipment, net.         1,472,545        1,022,786          1,739,745        1,888,663        1,602,734
Goodwill and intangible assets, net           270,637           54,034             83,856           48,649           17,934
Deferred income tax - long term (10)          531,054           62,603             69,841           72,493           70,855
Total assets.......................         3,971,796        2,850,499          3,731,568        3,701,220        3,244,667
Short-term debt (11)...............           618,138          574,369            733,511          593,331          415,298
Total current liabilities..........         1,366,066        1,034,718          1,280,308        1,181,077          939,819
Long-term debt (12)................           405,129          465,855            727,770          677,992          465,417
Accrued liability for legal
   proceedings.....................           310,979          163,309            208,033          312,790          457,613
Sales tax deferrals and other tax
   credits.........................           308,391          296,742            341,239          218,216           88,020
Total long-term liabilities........         1,115,385          958,507          1,315,474        1,218,936        1,045,343
Minority interest..................           222,449           20,383             35,377           41,012           52,976
Shareholders' equity...............         1,267,896          836,891          1,100,409        1,260,195        1,206,529

Other Financial Information:

Net working capital (13)...........       US$  47,215     US$  412,797      US$   309,964     US$  275,602     US$  413,924
Cash dividends paid (14)...........          (149,085)         (97,299)          (104,450)        (101,402)        (463,528)
Depreciation and amortization (15).           258,173          234,903            263,354          243,036          168,616
Capital expenditures (16)..........          (145,666)        (108,451)          (249,105)        (467,508)        (530,401)
Operating cash flows--generated.....          514,832          621,033            477,004          469,727          692,659
Investing cash flows--(used)........          (53,780)         (76,628)          (214,576)        (429,684)        (511,089)
Financing cash flows--(used)........         (950,155)        (281,397)          (128,492)         (33,906)        (109,945)

Other Operating Data:

Total production capacity--
   beer (17).......................      94.4 million hl  64.4 million hl    62.0 million hl  56.9 million hl  51.7 million hl
Total production capacity--
   soft drink (17).................      36.6 million hl  27.0 million hl    27.0 million hl  27.0 million hl  13.0 million hl
Total beer volume sold (18)........      64.8 million hl  43.2 million hl    42.5 million hl  41.3 million hl  38.3 million hl
Total soft drink volume sold (18)..      17.2 million hl   8.5 million hl    12.1 million hl   9.4 million hl   8.8 million hl
Number of employees  (19)..........               18,172            9,416             10,708           10,955            9,987
Productivity--hectoliters per
   production employee (20)........              7,556hl         8,776 hl           8,694 hl         6,289 hl         5,222 hl


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

(3) We have consolidated the net assets of the Zerrenner Foundation, one of our principal shareholders, on our balance sheet as of December 31, 2000. The Zerrenner Foundation was not consolidated for any prior periods; however, the Brahma Welfare Foundation was consolidated for all periods included herein. The Zerrenner Foundation provides medical, dental, educational and social assistance benefits to current and retired AmBev employees and their families. As a result of our consolidating the net assets of the Zerrenner Foundation, the AmBev shares owned by the Zerrenner Foundation are treated as treasury shares, rather than outstanding shares, on our balance sheet, thereby reducing the number of our outstanding shares. One of the effects of our treating the AmBev shares owned by the Zerrenner Foundation as treasury shares is to reduce the number of the weighted average number of outstanding shares used in calculating our earnings or loss per share. That results in an increase of our earnings or loss per share. At December 31, 2000, there were 22,144,351,240 and 12,328,741,785 AmBev preferred and common shares, respectively, outstanding, excluding shares owned by the Zerrenner Foundation. At December 31, 2000, the Zerrenner Foundation owned 471,666,665 and 3,621,305,410 AmBev preferred and common shares, respectively. Thus, treating the AmBev shares owned by the Zerrenner Foundation as treasury shares (but in 2000 excluding the shares previously owned by the Brahma Welfare Foundation) resulted in a reduction in 2000 of the weighted average number of outstanding preferred and common shares of 0.2% and 2.6%, respectively. However, the Zerrenner Foundation was consolidated for purposes of our earnings or loss per share calculation for only two months in 2000. Therefore, in future periods the effect of the consolidation of the Zerrenner Foundation on our earnings or loss per share will be much more significant. For all other purposes, however, including the right to receive dividends and the right to vote, the AmBev shares owned by the Zerrenner Foundation are treated the same way any other shares are treated. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Consolidation of the Zerrenner Foundation and Effect on Earnings Per Share."

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

           Earnings                                         Reais per            U.S. dollar equivalent per
           generated              First payment date     thousand shares   thousand (1) shares at payment date (2)
           ---------              ------------------     ---------------   ---------------------------------------

Extraordinary..................     March 25, 1996           11.40               (preferred and common)  11.54
Second half 1995...............       May 2, 1996             1.04               (preferred and common)   1.05
First half 1996................   September 26, 1996          0.91               (preferred and common)   0.89
Second half 1996...............     March 21, 1997            1.27               (preferred and common)   1.20
First half 1997................     October 9, 1997           1.61               (preferred)              1.47
                                                              1.46               (common)                 1.33
Second half 1997...............       May 7, 1998             1.73               (preferred)              1.51
                                                              1.57               (common)                 1.37

           Earnings                                         Reais per            U.S. dollar equivalent per
           generated              First payment date     thousand shares   thousand (1) shares at payment date (2)
           ---------              ------------------     ---------------   ---------------------------------------

First half 1998................     October 8, 1998         1.32                (preferred)              1.12
                                                            1.20                (common)                 1.01
Second half 1998...............      April 5, 1999          2.37                (preferred)              1.37
                                                            2.16                (common)                 1.25
First half 1999................      July 20, 1999          1.58                (preferred)              0.88
                                                            1.44                (common)                 0.80
Second half 1999(3)............     March 15, 2000          2.96                (preferred)              1.70
                                                            2.69                (common)                 1.54
Second half 2000...............    November 30, 2000        2.38                (preferred)              1.22
                                                            2.38                (common)                 1.22

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

     The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated.

                          Annual Exchange Rates of Reais per US$1.00

                         2000       1999      1998      1997      1996
                         ----       ----      ----      ----      ----

Low...................  R$1.7234  R$1.2075  R$1.1165  R$1.0395  R$0.9726
High..................    1.9847    2.2000    1.2087    1.1164    1.0407
Average(1)............    1.8295    1.8566    1.1611    1.0787    1.0080
Period End............    1.9554    1.7890    1.2087    1.1164    1.0394
---------------

Source:  Central Bank of Brazil

(1) Represents the average of the month-end exchange rates during the relevant period.



                          Recent Monthly Exchange Rates of Reais per US$1.00
                          --------------------------------------------------

                                                      2001

                        ------------------------------------------------------
                            May        April     March     February   January
                            ---       ------     -----     --------   -------

Low.....................  R$2.1957   R$2.1384   R$2.0208   R$1.4739   R$1.9357
High....................    2.3600     2.3011     2.1616     2.0452     1.9753

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

     AmBev's controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

     The controlling shareholders of AmBev, ECAP, Braco and the Zerrenner Foundation together hold approximately 68.76% of AmBev's common shares. Such controlling shareholders, together with Marcel Telles, a Co-Chairman of the board of directors of AmBev, hold, in aggregate, approximately 74.32% of the voting common shares of AmBev. In addition, Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own approximately 84.5% of the voting capital of Braco, which , in turn, owns approximately 99.7% of the voting shares of ECAP. Braco and ECAP together hold approximately 46.09% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement", for a description of these matters.

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

The Brazilian Beer Market

     Largest Market in Latin America

     Brazil is the largest beer market in Latin America. The following table shows the ranking of beer consumption per country in selected markets in 1999:

Country                                       Annual Consumption
-------                                      -------------------
                                            (millions of hectoliters)
United States...............................         230
China.......................................         204
Germany.....................................         105
Brazil......................................          82
Japan.......................................          72
United Kingdom..............................          59
Mexico......................................          49
Russia......................................          40

---------------
Source: Impact

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

Country                                             Liters
-------                                             ------
Germany...............................................127
United Kingdom........................................100
United States......................................... 83
Spain................................................. 68
South Africa.......................................... 62
Japan................................................. 57
Mexico................................................ 50
Brazil................................................ 49

---------------
Source: Impact

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

     The following table shows our estimate of the breakdown of the average retail price of beer paid by Brazilian consumers for our products in 2000:

Manufacturers...................................................... 26%
Distributors....................................................... 11%
Retailers.......................................................... 34%
Taxes.............................................................. 29%
                                                                   ----
   Total...........................................................100%
                                                                   ====
----------------

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

The Brazilian Soft Drink Market

     Third Largest Market in the World

     Brazil's soft drink market is currently the second largest in Latin America and the third largest in the world in terms of sales volume, with approximately 110 million hectoliters sold in 2000, according to PepsiCo. The following table shows estimated soft drink consumption in selected countries in 2000:

Country                      Annual Consumption      Annual Consumption
-------                     --------------------    -------------------
                         (millions of hectoliters) (millions of 8 oz. cases)
United States............         576                      10,146
Mexico...................         153                       2,696
Brazil...................         110                       1,941
China....................          71                       1,256
Germany..................          69                       1,223
Great Britain............          48                         844

----------------
Source: PepsiCo

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

Country                                                  Liters
-------                                                  ------
United States............................................  209
Mexico...................................................  152
Great Britain............................................   93
Germany..................................................   85
Brazil...................................................   66
China....................................................    6

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

     The following table sets forth the percentage of total carbonated soft drink sales volume by flavor in Brazil during the periods indicated:

                                        Year Ended December 31,
                       -----------------------------------------------------
Type                      2000     1999     1998     1997     1996     1995
----                      ----     ----     ----     ----     ----     ----
Colas..................   42.8%    38.4%    39.5%    41.8%    44.3%    45.1%
Guaranas...............   28.1%    26.6%    26.0%    25.3%    24.0%    23.5%
Other..................   29.1%    35.0%    34.6%    32.9%    31.7%    31.4%

----------------
Source: Nielsen

     According to Nielsen, in 2000 approximately 53.1% of Brazilian soft drink sales were consumed on- premise (bars and restaurants), while 46.9% of consumption was off-premise, through supermarket sales, with approximately 82.9% of Brazilian soft drink sales in non-returnable plastic bottles and cans and the remainder in returnable bottles.

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

Manufacturers................................  30%
Distributors.................................  11%
Retailers....................................  38%
Taxes........................................  21%
                                             -----
     Total................................... 100%
                                              ====

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

                                                            1999
                                          1999             Global
               Brand                Hectoliters Sold       Ranking
------------------------------------------------------------------------
Skol                                23.5 million hl          4th
Brahma Chopp                        19.5 million hl          7th
Antarctica                          11.6 million hl         14th

---------------------
Source:  Impact (1999 data)

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

     The following table sets forth our aggregate pro forma sales volumes of beer and soft drinks for 1998 through 2000:

                                                Year Ended December 31,
                                               ------------------------
                                        2000(1)        1999(1)         1998(1)
                                        ----           ----            ----
                                              (thousands of hectoliters)
Beer................................... 64,823         60,624          62,523
Soft Drinks............................ 17,177         15,962          20,749

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

     The following table sets forth the market shares of AmBev's principal beer brand portfolios by volume in Brazil in 2000:

Brand

Skol Pilsen.................................................30.2%
Brahma Chopp................................................22.6%
Antarctica Pilsen...........................................16.3%

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

     In February 2001, AmBev purchased 95.4% of Cerveceria y Malteria Paysandu S.A.-Cympay (Cympay), a Uruguay-based malt, beer and water concern, for US$27.7 million. Cympay controls a malting facility with an annual production capacity of 81,000 metric tons, as well as the Nortena and Prinz beer brands. Cympay also controls a 78.4% stake of Fuente Matutina S.A., a Uruguayan company that produces mineral water. In addition to increasing our international presence, the purchase of Cympay also increases AmBev's vertical integration in malt, one of our most important raw materials in the production of beer. AmBev also operates Malteria Uruguay through its wholly owned Argentine subsidiary, Malteria Pampa S.A.

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

     The following table sets forth the market shares of AmBev's principal leading soft drink brand portfolios by volume in Brazil in 2000:

Brand

Antarctica..........................................................9.5%
Pepsi ..............................................................4.3%
Brahma .............................................................3.6%

----------------
Source: Nielsen

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

     New Developments

     On November 30, 2000, AmBev and Souza Cruz S.A. (a subsidiary of British American Tobacco p.l.c.) announced the formation of a joint venture to manage the purchase of indirect materials that are non-strategic to the production process, and of services through a "B2B - Business to Business" portal over the Internet. The purpose of this initiative is to create benefits for the supply chain, choosing the best practices, optimizing processes, rationalizing costs and promoting the access of all and any suppliers to the purchasing companies, obtaining better competitive conditions and guaranteeing the transparency of the transactions. On December 26, 2000, AmBev invested R$25 thousand to incorporate Agrega Inteligencia em Compras Ltda. (Agrega), of which it owns 50%. The documents relating to the creation of Agrega were presented to CADE for evaluation and the Company awaits its decision.

         The Brazilian government has announced that it may be forced to introduce measures for electric power rationing in the upcoming months due to reduced hydroelectric generation caused by recent droughts. Although AmBev is not an energy intensive company, its energy need at peak consumption is around 120 megawatts per hour (MWh). Energy costs represent approximately 2% of AmBev's costs of goods sold. AmBev currently has capacity to generate 12 MWh at its plant in Rio de Janeiro, and plans to expand such capacity by 5 MWh by the end of 2001. AmBev plans to add co-generation in 9 plants by the end of 2002, increasing its co-generation capacity to 80 MWh in the next 12 to 18 months. AmBev recently purchased 10 mobile generators to reinforce its energy supply system, which may be allocated accordingly to the priorities of the plants or distribution centers. In total, AmBev has 28 fixed generators, which currently, with the use of its mobile generators, produces 45% of its energy needs. AmBev also plans to rent or purchase additional generators for those plants located in the most affected regions. AmBev has already began to implement energy saving measures, such as air conditioning rationing and engines changes, among others.

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

     In September 1995, we entered into a 50% - 50% joint venture agreement with Miller Brewing Company to produce and market Miller Genuine Draft in Brazil and, in the future, in other South American markets. Under the joint venture agreement, Miller Brewing do Brasil Ltda. was created to import and distribute Miller's products in Brazil through our distribution network. The joint venture agreement has a term of 15 years and expires on December 31, 2010. The joint venture may be terminated by either party in the event performance targets are not met by the joint venture, or in case of noncompliance by either party with their obligations for more than 30 days after notice.

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

     A major initiative of AmBev has been to continuously improve its distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, educate and motivate our distributor partners. The Excellence Program allows us to compare and contrast all third-party and direct distribution operations and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the Brahma and Skol distribution network and in 1999 in the Antarctica network of distributors. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of the service provided by these distributors. We also intend to expand our direct distribution system from its current approximately 23% of our distributed volumes to between 40% and 50% over the next five years. As our direct distribution system expands, we expect to incur additional selling, general and administrative expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this additional cost will be compensated for by additional revenue. The growth of our direct distribution network will allow us to increase revenue per hectoliter as we start to receive former distributors' margins. More importantly, it will also enable us to control distribution directly in key strategic and high volume regions.

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

     On May 24, 2001, AmBev signed an agreement with the Brazilian Soccer Association (CBF) for sponsorship of the Brazilian national soccer team. The Guarana Antarctica brand logo will be displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, AmBev may also run other promotions, use illustrated cans, points-of-sale merchandising materials and advertising campaigns, which may be extended to all of AmBev's beverage portfolio. AmBev has chosen Guarana Antarctica as the soft drink brand to initiate its sponsorship campaign. AmBev will pay the CBF a minimum of US$10 million annually for 18 years. The amount payable by AmBev may increase by up to double the minimum amount based upon the performance of AmBev's proprietary soft drink market share.

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

         Product Presentations

     The substantial majority of AmBev's beer sales are made in returnable 600 milliliter glass bottles. In order to maximize sales and per capita consumption of its products, AmBev examines sales data on a regular basis in an effort to develop a mix of product presentations to best satisfy its customers. The following table sets forth the historical presentations for AmBev's beer products:

                                                  Year Ended December 31,
                                                  -----------------------
                                                     2000(1)    1999(1)
                                                     ----       ----
Presentation

Returnable glass bottles..........................    70%        72%
Cans .............................................     25        23
Nonreturnable glass bottles.......................      4         4
Barrels (draft beer)..............................      2         1

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

     The soft drink industry in Brazil moved rapidly to the less-profitable one-way plastic bottles and cans as opposed to returnable glass bottles during the early 1990's. The following tables set forth the packaging presentation of AmBev's soft drink products:

                                                 Year Ended December 31,
                                  --------------------------------------
                                     2000(1)    1999(1)   1998(1)     1997(1)
                                  ----------- ---------- ---------- ----------
Presentation
------------
One-Way Plastic Bottles...........    63%        62%       65%          66%
Cans..............................     23        19        15           11
Returnable Glass Bottles..........     13        18        20           22
Post Mix..........................      1         1         1            2

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

     The following table sets forth the estimated market shares rounded to the nearest whole number, based on sales volume, of each major beer portfolio in Brazil for each of the periods indicated:

                                      Year Ended December 31,

Portfolio             2000     1999      1998      1997     1996       1995
---------           -------- --------- --------- -------- --------- -------
Brahma..............  23%       22%       24%      27%       31%        31%
Skol................   30        27        24       22        19         15
Antarctica..........   16        18        19       24        26         31
Bavaria.............    4         6         7        1        --         --
Kaiser..............   14        15        16       17        16         15
Schincariol.........    9         8         7        7         5          6
Other...............    4         5         4        3         2          2

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

                            Year Ended December 31,

Brand              2000     1999     1998      1997     1996     1995
-----            -------- -------- --------- -------- -------- --------
Coca-Cola.......   50%       48%      49%       50%      52%      52%
Antarctica......    10       11       12        12       13       14
Brahma..........     4        5        7        10        9        8
Pepsi...........     4        5        6         7        9        9
Other...........    33       32       26        21       18       18

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

Brand                                                 Price (R$/2 liters)
-----                                                 -------------------
Coca-Cola.............................................       R$1.81
Soda Limonada Antarctica..............................         1.73
Guarana Antarctica....................................         1.69
Fanta Laranja.........................................         1.61
Seven Up..............................................         1.57
Sprite................................................         1.57
Pepsi.................................................         1.53
Sukita................................................         1.45
Brahma Guarana........................................         1.30

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

     Most of AmBev's plants have polyethylene terephthalate (PET) blowing facilities provided by bottle manufacturers. PET is the material used to make one-way plastic bottles for soft drinks. On-premises PET blowing allows for substantial savings in transportation and storage costs. We also purchase non-returnable plastic bottles from several suppliers, principally Plastipack and Petropar. We recently introduced shrink-wrap containers for our packages of multiple plastic bottles and cans to reduce production and transportation costs.

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

     In 1998, one of Antarctica's subsidiaries, Antarctica da Amazonia S.A., entered into an agreement with the Brazilian Federal environmental agency (IBAMA), under which it committed to maintain and preserve legally protected areas under Brazilian environmental laws and native species of Brazilian nut trees and rubber trees, which are part of the rural property of Fazenda Santa Helena, and not to use some herbicide and biocide products in the farming of guarana. Fazenda Santa Helena is a cultivation site for the guarana seed, which is used as the main raw material in the production of the guarana soft drinks by Antarctica. One of CBB's current subsidiaries, Industria de Bebidas Antarctica do Norte--Nordeste S.A.

(Norte--Nordeste), is the successor to Antarctica da Amazonia S.A.'s obligations under the agreement with IBAMA.

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

     For a number of years, Brahma and Antarctica have made, and AmBev continues to make, significant capital expenditures to upgrade and maintain their facilities in compliance with applicable environmental laws and requirements. Recent expenditures incurred in Brazil, Argentina and Venezuela are as follows:

              AmBev Capital Expenditures on Environmental Matters

                                          Year Ended December 31,
                                     ----------------------------------
                                       2000     1999     1998     1997
                                     -------- -------- -------- --------
                                                 (US$ millions)

Property, plant and equipment........ US$0 .9  US$1.4  US$  5.7  US$16.2
Waste treatment......................    17.5     6.9      15.4      7.8
                                     -------- -------- --------- --------
                                      US$18.4  US$8.3   US$21.1  US$24.0
                                      =======  ======   =======  =======

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

                           ORGANIZATIONAL STRUCTURE
                AmBev and its Principal Operating Subsidiaries


[GRAPHIC OMITTED]

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

     The acquisition of Antarctica resulted in a purchase price for accounting purposes that exceeded the book value of Antarctica's assets by US$229.6 million. The excess purchase price was allocated to the assets of Antarctica based on the fair value of assets as at June 30, 1999 as follows:

                                                      Depreciable   Amounts
                                                        lives       --------
                                                      ----------- (in millions)

Tangible assets--property, plant and equipment......    10 years    US$  72.7
Trademarks..........................................    40 years        175.0
Distribution networks...............................    30 years         50.0
Software............................................     5 years          7.6
Book versus tax (temporary difference at date of
     acquisition)...................................                   (75.8)
                                                                    ----------
         Excess purchase consideration allocation...                 US$229.6
                                                                     ========

Other Acquisitions and Dispositions

     In 1997 AmBev acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil and at the same time acquired the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. The acquisition gave rise to US$39.8 million (at the then-current exchange rate) of goodwill as of December 31, 1997 (which is being depreciated over a 10-year period). In 1999, AmBev obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Item 4--Information about the Company--AmBev's Business Overview--Our Products and Brands--Joint Ventures and Strategic Alliances". AmBev has made a number of smaller acquisitions in recent years. See Note 1(b) to AmBev's consolidated financial statements.

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

     The Brazilian general price index, the devaluation of the Brazilian currency against the U.S. dollar and the period-end and average exchange rates are set forth below:

                                                          Year ended December 31,
                                                         ------------------------
                                                 2000      1999      1998     1997    1996
                                                ------    ------    ------   ------   -----
Inflation (Brazilian IGP-DI)................     9.8%      20.0%     1.7%      7.5%    9.3%
Nominal devaluation of the real against the
     U.S. dollar ...........................     8.5%      32.4%     7.21      6.9%    6.4%
Period-end exchange rate:
     US $1.00/R$...........................    R$1.96     R$1.79   R$1.21    R$1.12  R$1.04
Average exchange rate(1):                      R$1.83     R$1.86   R$1.16    R$1.08  R$1.01
     US $1.00/R$............................

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

     Margin Analysis

     The following table sets forth certain items in AmBev's statement of operations expressed as percentages of net sales for the periods indicated:

                                                     Year ended December 31,
                                                       2000         1999
                                                      ------       -----

Net sales............................................ 100.0%      100.0%
Cost of sales........................................ (54.8)%     (60.6)%
Gross profit.........................................  45.2%       39.4%
Selling and marketing expenses....................... (14.6)%     (14.9)%
General and administrative expenses.................. (11.9)%     (11.3)%
Other operating expense, net.........................  (2.2)%      (2.9)%
Operating income ....................................  16.5%       10.4%

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

                                                      Year ended December 31,        Percentage Change
                                                        2000           1999               2000-1999
                                                    ------------   ------------         -------------
                                                         (in thousands)

Net sales (Brazilian corporation law):(1)
  Beer............................................. US$2,206,780   US$1,516,418            45.5%
  Soft drinks......................................      410,343        212,556            93.1%
  Other............................................       58,828         60,905            (3.4)%
                                                    ------------   ------------
                                                       2,675,951      1,789,879            49.5%
                                                    ------------   ------------
  Adjustments from Brazilian corporation law to
    U.S. GAAP......................................      (40,714)       (13,936)          192.1%
                                                    ------------   ------------
       Total (U.S. GAAP)........................... US$2,635,237   US$1,775,943            48.4%
                                                    ============   ============

Cost of sales (Brazilian corporation law):(2)
  Beer............................................. US$1,115,037   US$   809,748           37.7%
  Soft drinks......................................      272,547         196,965           38.4%
  Other............................................       51,861          43,019           20.6%
                                                    ------------   -------------
                                                       1,439,445       1,049,732           37.1%
                                                    ------------   -------------
  Adjustments from Brazilian corporation law to
    U.S. GAAP......................................       (5,393)        26,544            n.a.
                                                    ------------   -------------
       Total (U.S. GAAP)........................... US$1,444,838   US$1,076,276            34.2%
                                                    ============   =============

                                                       Year ended December 31,         Percentage Change
                                                        2000           1999               2000-1999
                                                    ------------   ------------        ------------------
                                                         (in thousands)

Gross profit (Brazilian corporation law):

  Beer............................................. US$1,091,743   US$   706,670            54.5%
  Soft drinks......................................      137,796          15,591           783.8%
  Other............................................        6,967          17,886           (61.0)%
                                                    ------------   -------------
                                                       1,236,506         740,147            67.1%
                                                    ------------   -------------
  Adjustments from Brazilian corporation law to
     U.S. GAAP.....................................      (46,107)        (40,480)           13.8%
                                                    ------------   -------------
       Total (U.S. GAAP)........................... US$1,190,398   US$   699,667            70.1%
                                                    ============   =============

Operating income (loss) (Brazilian corporation
  law):(3)
  Beer............................................. US$   476,040  US$   253,790            87.6%
  Soft drinks......................................        21,904        (37,637)            n.a.
  Other............................................        (6,873)         4,169             n.a.
                                                    -------------  -------------
                                                          491,071        220,322           122.9%
                                                    -------------  -------------
  Adjustments from Brazilian corporation law to
    U.S. GAAP......................................      (56,268)        (36,183)           55.5%
                                                    ------------   -------------
       Total (U.S. GAAP)   ........................ US$  434,803   US$   184,139           136.1%
                                                    ============   =============

Depreciation and amortization (Brazilian
  corporation law):(4)
  Beer............................................. US$  243,449   US$   210,608            15.6%
  Soft Drinks......................................       43,213          27,906            54.9%
  Other............................................        5,548           2,862            93.9%
                                                    ------------   -------------
                                                         292,210         241,376            21.1%
                                                    ------------   -------------
  Adjustments from Brazilian corporation law to
     U.S. GAAP.....................................      (34,037)         (6,473)          425.8%
                                                    ------------   -------------
       Total (U.S. GAAP)........................... US$  258,173   US$   234,903             9.9%
                                                    ============   =============

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

     Net sales per hectoliter of beer sold in Brazil by AmBev increased by 3.7% in 2000. The increase in net sales per hectoliter resulted largely from the increase in direct distribution by us, as well as improvements in revenue management and better execution at the points of sale. Sales by us directly to points of sale rather than to third party distributors results in higher net sales prices, but also in higher selling and marketing expenses. However, the increase in selling and marketing expenses is less than the increase in sales prices. Thus, direct distribution results in higher operating profits for us.

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

     Gross Profit

     Gross profit under U.S. GAAP in 2000 of U.S. 1,190.4 million increased by 70.1% over gross profit in 1999 of US$699.7 million. The increase in gross profit resulted from the consolidation of Antarctica, the significant decline in costs of sales per hectoliter of beer and soft drinks sold, the additional volume growth of beer and soft drinks and the increase in pricing resulting from the increase in direct distribution. Our gross margins increased from 39.4% in 1999 to 45.2% in 2000. Our gross margins increased as a result of the reduction of our cost of sales per hectoliter and the increase in direct distribution, as well as improvements in revenue management and better execution at the points of sale.

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

     Excluding Antarctica, AmBev's selling and marketing expenses increased by 1.6% to US$267.9 million for 2000 from US$263.8 million in 1999.

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

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Margin Analysis

     The following table sets forth certain items in AmBev's statement of operations expressed as percentages of net sales for the periods indicated:

                                             Year ended December 31,

                                               1999         1998
                                              ------       ------

Net sales.................................... 100.0%      100.0%
Cost of sales................................ (60.6)%     (60.3)%
Gross profit.................................  39.4%       39.7%
Selling and marketing expenses............... (14.9)%     (21.5)%
General and administrative expenses.......... (11.3)%     (10.5)%
Other operating income (expense), net........  (2.9)%       0.1%
Operating income.............................  10.4%        7.8%

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

                                                  Year ended December 31,                          Percentage Change
                                    ---------------------------------------------------       ---------------------------
                                                                               1998                          1999-1998
                                                                              Constant                        Constant
                                          1999             1998               Exchange          1999-1998     Exchange
                                         Actual            Actual               Rate             Actual         Rate
                                      -------------   -------------     --------------         -----------  ------------
                                                       (in thousands)
Net sales (Brazilian corporation
  law): (1)
    Beer...........................      US$1,516,418      US$2,187,505      US$1,398,832       (30.7)%         8.4%
    Soft drinks....................           212,556           454,869           290,873       (53.3)%       (26.9)%
    Other..........................            60,905            76,863            49,151       (20.8)%        23.9%
                                        -------------     -------------     -------------
                                            1,789,879         2,719,237         1,738,856       (34.2)%         2.9%
                                        -------------     -------------     -------------
    Adjustments from Brazilian
      Corporation Law to U.S.
      GAAP.........................           (13,936)          (49,899)          (31,909)
                                        -------------     -------------     --------------
        Total (U.S. GAAP)..........      US$1,775,943      US$2,669,338      US$1,706,947       (33.5)%         4.0%
                                        =============     =============     =============

Cost of sales (Brazilian
  corporation law):(2)
    Beer...........................     US$   809,748      US$1,142,489     US$   730,581       (29.1)%        10.8%
    Soft drinks....................           196,965           365,275           233,580       (46.1)%       (15.7)%
    Other..........................            43,019            43,056            27,533        (0.1)%        56.2%
                                        -------------     -------------     -------------
                                            1,049,732         1,550,820           991,694       (32.3)%         5.9%

Adjustments from Brazilian
  corporation law to U.S. GAAP.....            26,544            57,520            36,782
                                        -------------     -------------     -------------
        Total (U.S. GAAP)..........      US$1,076,276      US$1,608,340      US$1,028,476       (33.1)%         4.6%
                                        =============     =============     =============

                                                  Year ended December 31,                          Percentage Change
                                    ---------------------------------------------------       ---------------------------
                                                                               1998                          1999-1998
                                                                              Constant                        Constant
                                          1999             1998               Exchange          1999-1998     Exchange
                                         Actual            Actual               Rate             Actual         Rate
                                      -------------   -------------     --------------         -----------  ------------
                                                       (in thousands)

Gross profit (Brazilian corporation law):

      Beer.........................     US$   706,670      US$1,045,016     US$   668,251       (32.4)%        5.7%
      Soft drinks..................            15,591            89,594            57,293       (82.6)%      (72.8)%
      Other........................            17,886            33,807            21,618       (47.1)%      (17.3)%
                                        -------------     -------------     -------------
                                              740,147         1,168,417           747,162       (36.7)%       (0.9)%
                                        -------------     -------------     -------------
    Adjustments from Brazilian
      corporation law to U.S.
      GAAP.........................           (40,480)         (107,419)          (68,691)
                                        -------------     -------------     -------------
        Total (U.S. GAAP)..........     US$   699,667      US$1,060,998     US$   678,471       (34.1)%        3.1%
                                        =============     =============     =============

Operating income (loss)
  (Brazilian corporation law):(3)
    Beer...........................     US$   253,790     US$   410,216     US$   262,319       (38.1)%       (3.3)%
    Soft drinks....................           (37,637)          (33,878)          (21,664)       11.1%        73.7%
    Other..........................             4,169            13,183             8,430       (68.4)%      (50.5)%
                                        -------------     -------------     -------------
                                              220,322           389,521           249,085       (43.4)%      (11.5)%
                                        -------------     -------------     -------------
    Adjustments from Brazilian
      corporation law to U.S.
      GAAP.........................           (36,183)         (180,132)         (115,188)
                                        -------------     -------------     -------------
        Total (U.S. GAAP)..........     US$   184,139     US$   209,389     US$   133,897       (12.1)%       37.5%
                                        =============     =============     =============

U.S. GAAP:

Financial income...................     US$   364,829     US$   198,636     US$   127,021       83.7%        187.2%
Financial expenses.................          (442,245)         (289,504)         (185,128)      52.8%        138.9%
Other non-operating income
  (expense), net...................            (8,448)                              9,588        n.a           n.a
Income tax benefit.................            41,388            92,696            59,276      (55.4)%       (30.2)%
Equity in earnings of affiliates...             5,404             2,962             1,894       82.4%        185.3%
Equity in (loss) Antarctica........          (179,116)                -                 -
Minority interest..................             3,498             9,404             6,014      (62.8)%       (41.8)%
                                        -------------     -------------     -------------
Net income (loss)..................     US$   (30,551)    US$   238,577     US$   152,562     (112.8)%         n.a.
                                        =============     =============     =============

Depreciation and amortization:

    Beer...........................     US$   210,608     US$   228,356     US$   146,026       (7.8)%        44.2%
    Soft Drinks....................            27,906            51,020            32,625      (45.3)%       (14.5)%
    Other..........................             2,862             5,658             3,618      (49.4)%       (20.9)%
                                        -------------     -------------     -------------
                                              241,376           285,034           182,269      (15.3)%        32.4%
                                        -------------     -------------     -------------
    Adjustments from Brazilian
      corporation law to U.S.
      GAAP.........................            (6,473)          (21,680)          (13,864)
                                        -------------     -------------     -------------
        Total (U.S. GAAP)..........     US$   234,903     US$   263,354     US$   168,405      (10.8)%        39.5%
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

Cash Flows

     Operating Activities

     AmBev's cash flows from operating activities totaled US$514.8 million in 2000, US$621.0 million in 1999 and US$477.0 million in 1998. The decrease in cash generated in 2000 resulted from a decrease in cash provided by operating activities, excluding the effect of adjusting for changes in operating assets and liabilities, from US$663.3 million in 1999 to US$548.1 million in 2000. The increase in cash generated in 1999 resulted from a decrease in 1998 in operating liabilities of US$141.2 million in comparison to an increase in operating liabilities in 1999 of US$63.3 million.

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

     The long-term portion of long-term debt as of December 31, 2000, matures as follows:

Year due                                  December 31, 2000
--------                                  -----------------
                                             (in millions)
2002......................................      US$  161.5
2003......................................           132.3
2004......................................            74.4
2005......................................            37.0
Thereafter................................            10.9
                                                ----------
     Total................................      US$  416.1
                                                ==========

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

Directors

     The following table sets forth information with respect to the directors of AmBev:

                             Board of Directors(1)

                                                                      Director      Term
Name                                   Age        Position              Since      Expires
----                                   ---       ----------            -------     -------

Marcel Herrmann Telles................ 51    Co-Chairman and Director   1999        2002
Victorio Carlos De Marchi............. 62    Co-Chairman and Director   1999        2002
Jorge Paulo Lemann.................... 61    Director                   1999        2002
Carlos Alberto da Veiga Sicupira...... 53    Director                   1999        2002
Jose Heitor Attilio Gracioso.......... 69    Director                   1999        2002
Roberto Herbster Gusmao............... 77    Director                   1999        2002
Jose de Maio Pereira da Silva......... 77    Director                   1999        2002

Alternate Members

Roberto Moses Thompson Motta.......... 43    Alternate Director         1999        2002
Vicente Falconi Campos................ 60    Alternate Director         1999        2002
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

     The following are brief biographies of each of AmBev's directors:

     Marcel Herrmann Telles. Mr. Telles is the Co-Chairman of the board of directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is also currently a member of the board of directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from the Federal University of Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F. 6(degree)floor, Sao Paulo, Brazil.

     Victorio Carlos De Marchi. Mr. De Marchi is the Co-Chairman of the board of directors of AmBev and the Chairman of the board of directors of CBB. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is also currently president of the Brazilian beer producers' association (SINDICERV) and is a member of the orientation committee of the Zerrenner Foundation. Mr. De Marchi has a degree in economics from Faculdade de Economia, Financas e Administracao de Sao Paulo and a law degree from Sao Bernardo do Campo Law School. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree) floor, Sao Paulo, Brazil.

     Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the board of directors of AmBev. He also served as a member of the board of directors of Brahma from 1990 until 1999. He is also currently a Managing Partner of GP Investimentos Ltda., a director of Artex S.A. and Submarino.com Ltd. He has been chairman of the board of directors of Lojas Americanas S.A. since 1992 and served as a member of the board of directors of Playholding since 1995. Mr. Sicupira has a degree in business administration from the Federal University of Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7(degree)floor, Sao Paulo, Brazil.

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

     Roberto Herbster Gusmao. Mr. Gusmao is a member of the board of directors of AmBev. He was previously Vice-Chairman of the board of directors of Antarctica from 1998 until April 2000. Mr Gusmao was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and industry from 1985 to 1986 and President of Banco de Desenvolvimento do Estado de Sao Paulo from 1982 to 1983. Mr. Gusmao was also a professor and founder of graduation and post-graduation programs at Fundacao Getulio Vargas from 1954 to 1969. Mr. Gusmao has a law degree from the University of Minas Gerais Law School. His principal business address is Alameda Itu, 852, 19(degree)floor, Sao Paulo, Brazil. e Roberto Moses Thompson Motta. Mr. Motta is an alternate member of the board of directors of AmBev. Mr. Motta is an officer of GP Investimentos Ltda. He worked in the corporate finance department of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from the Pontificia Universidade Catolica do Rio de Janeiro, and an M.B.A. from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7(degree)floor, Sao Paulo, Brazil.

     Vincente Falconi Campos. Mr. Campos is an alternate member of the board of directors of AmBev. Mr. Campos serves as President of the institutional council of Fundacao de Desenvolvimento Gerencial & FDG. He is also a consultant for the Brazilian government and Brazilian and multinational companies.

He holds a degree in mining and metal engineering from the Federal University of Minas Gerais. His principal business address is Av. Contomo, 7962, 10(degree) floor, Belo Horizonte, Brazil.

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

     Carlos Alves de Brito. Mr. Brito is the Executive Sales Officer of AmBev and CBB. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Claudio Braz Ferro. Mr. Ferro is the Executive Manufacturing Officer of AmBev and CBB. He started working with Brahma in 1978 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry from the Federal University of Santa Maria. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree) floor, Sao Paulo, Brazil.

     Guilherme Rodolfo Laager Mr. Laager is the Executive Logistics and Information Officer of AmBev. He joined Brahma in 1989 as the manager of Brahma's Minas Gerais and Jacarei plants. Mr. Laager holds a degree in civil engineering from the Federal University of Rio de Janeiro. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree) floor, Sao Paulo, Brazil.

     Jose Adilson Miguel. Mr. Miguel is the Executive Distribution Officer of AmBev. He has held various management positions during his tenure with Brahma since 1962. He was named Commercial Manager in 1970, General Marketing Manager in 1976, and Marketing Officer in 1980. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Juan Manuel Vergara Galvis. Mr. Vergara is the Executive Soft Drink and Nonalcoholic Beverages Officer of AmBev. Prior to this appointment he was the Marketing Officer of Brahma from 1997 to 2000. He holds a degree in business administration from the Colegio de Estudos Superiores de

     Administracion, in Bogota, Colombia. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Luis Felipe Pedreira Dutra Leite. Mr. Dutra is the Chief Financial Officer and Investor Relations Officer of AmBev and the Chief Financial Officer of CBB. He joined Brahma in 1990 and has held numerous positions during his tenure. Mr. Dutra holds a degree in economics and an M.B.A. in financial management from the University of Sao Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Magim Rodriguez Junior. Mr. Rodriguez has been the Chief Executive Officer of AmBev since his appointment in 1999. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Officer. He holds a degree in business administration and accounting from Mackenzie University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Mauricio Luis Luchetti. Mr. Luchetti is the People and Quality Officer of AmBev. He joined Brahma in 1985 and has held various management positions during his tenure. Mr. Luchetti holds a degree in business administration from the Pontificia Universidade Catolica in Rio de Janeiro. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

     Miguel Nuno da Mata Patricio. Mr. Patricio is the Executive Officer of Marketing of AmBev. He joined the company in 1999. Mr. Patricio has a degree in business administration from Fundacao Getulio Vargas in Sao Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6(degree)floor, Sao Paulo, Brazil.

Compensation

     The aggregate remuneration of all members of the board of directors and senior management of AmBev (19 persons in all) in 2000 for services in all capacities amounted to US$12.5 million, including contingent or deferred compensation accrued during the year, even if payable at a later date. The members of the board of directors and senior management received some additional benefits generally provided to AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the Zerrenner Foundation and, prior to its merger with the Brahma Welfare Foundation, the Brahma Welfare Foundation. The board of directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit-sharing plan, and share purchase plan. For a description of these plans see "--Plans". The total amounts set aside or accrued by the company or its subsidiaries in 2000 to provide pension, retirement or similar benefits to directors and senior management of AmBev was US$0.5 million.

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

     Fiscal Committee

     AmBev has a nonpermanent fiscal committee (Conselho Fiscal) which reviews AmBev's internal financial statements, meets with AmBev's independent accountants on financial matters and recommends the selection of independent accountants for AmBev and its subsidiaries. Current members of the committee are Luiz Fernando Mussolini, Ricardo Scalzo and Antonio Carlos Monteiro. Mr. Monteiro is a representative of preferred shareholders. Alternate members of the fiscal committee are Ary Waddington, Jose Fiorita and Marcelo de Souza Muniz.

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

                                   Employees
                              As of December 31,
               ----------------------------------------------------
                  2000*               1999 **            1998**
                  ----                ----               ----

                 18,172               9,416              10,708

     -----------------

     * Includes the employees of AmBev, Brahma and Antarctica and their respective subsidiaries.

     **   Includes only the employees of Brahma and its subsidiaries.

     The following table shows the geographical distribution of AmBev's employees as of March 31, 2001:

                 Geographical Distribution of AmBev Employees
------------------------------------------------------------------------------
Location                                                  Number of Employees
--------                                                  -------------------
Brazil....................................................        16,794
Argentina.................................................           391
Uruguay...................................................           393
Venezuela.................................................           594
                                                                --------
                                                                  18,172

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

     Productivity

     The following table shows our productivity as measured by hectoliters sold per production employee in 2000, 1999 and 1998. Productivity is calculated by dividing the total volume of beer and soft drinks sold by the number of employees involved in the production process at the end of each period:

              Productivity in Hectoliters Per Production Employee

                2000*               1999**               1998**
                ----                ----                 ----

               7,556hl             8,776hl               8,684hl

    -----------------
    * Based on the employees of AmBev, Brahma and Antarctica and their respective subsidiaries and the total volume of beer and soft drinks sold by Brahma and its subsidiaries and by Antarctica and its subsidiaries for the year ended December 31, 2000, aggregated on a pro forma basis.

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

     Industrial Relations

     About 5% of AmBev's production employees are represented by labor unions. The number of administrative and distribution employees represented by labor unions is not significant. Salary negotiations are conducted annually between the workers' unions and AmBev. Collective bargaining agreements covering both union and nonunion production employees are negotiated separately for each facility. AmBev's collective bargaining agreements have a term of one year, and AmBev intends to enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relations with its employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years.

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

     Expenses of AmBev under these programs are included in general and administrative expenses and amounted to US$29.3 million (executive officers--US$3.1 million; other employees--US$26.2 million), in respect of the year ended December 31, 2000, US$1.9 million (executive officers--zero; other employees--US$1.9 million) in respect of the year ended December 31, 1999, and US$36.4 million (executive officers--US$6.6 million; other employees--US$29.8 million) in respect of the year ended

December 31, 1998. AmBev did not pay any individual bonus to executive officers for 1999, since Brahma's goals set earlier in 1999 were not met.

Director and Senior Management Share Ownership

     The following table shows the amount, type and percentage of class of our equity securities held by members of our board of directors and by senior management as of April 10, 2001:

                                   Amount and Percentage  Amount and Percentage
Name                                  of Common Shares      of Preferred Shares
                                   --------------------    --------------------
Marcel Herrmann Telles(1)........... 888,214,825  5.56%    345,020,520   1.48%
Victorio Carlos De Marchi(2)........       *                     *
Jorge Paulo Lemann(3)...............       *                     *
Carlos Alberto da Veiga Sicupira(4).       *                     *
Jose Heitor Attilio Gracioso(5).....       *                     *
Roberto Herbster Gusmao(6)..........       *                     *
Jose de Maio Pereira da Silva(7)....       *                     *
Roberto Moses Thompson Motta(8).....       *                     *
Vicente Falconi Campos..............       *                     *
Magim Rodriguez Junior..............       *                     *
Luis Felipe Pedreira Dutra Leite....       *                     *
Jose Adilson Miguel(9)..............       *                     *
Claudio Braz Ferro..................       *                     *
Carlos Alves de Brito...............       *                     *
Guilherme Rodolfo Laager............       *                     *
Juan Manuel Vergara Galvis..........       *                     *
Mauricio Luis Luchetti..............       *                     *
Miguel Nuno da Mata Patricio........       *                     *

---------------------------------

* Indicates that the individual holds less than 1% of the class of securities.

(1) Does not include 7,363,453,440 common shares owned by Braco S.A. (Braco) and Empresa de Administracao e Participacoes S.A. - ECAP (ECAP). Mr. Telles owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counsilor of the Zerrenner Foundation. For information regarding the shareholdings of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders". Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--Options and Warrrants".

(2) Mr. De Marchi is a counsilor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(3) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Lemann owns 58.8% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(4) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Sicupira owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

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

Item 7.  Major Shareholders and Related Party Transactions

                              MAJOR SHAREHOLDERS

Introduction

     As of April 10, 2001, AmBev had 15,976,336,195 common voting shares and 23,238,852,050 preferred nonvoting shares outstanding. AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities
Act: ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of April 10, 2001, there were 94,304,265 preferred ADSs outstanding (representing 9,430,426,500 preferred shares) and 90,600 common ADSs outstanding (representing 9,060,000 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

     AmBev is controlled by Braco S.A. (Braco), Empresa de Administracao e Participacoes S.A. - ECAP (ECAP) and Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the Zerrenner Foundation), which own in the aggregate 68.76% of AmBev's common shares. In addition, Braco, ECAP and the Zerrenner Foundation, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "--AmBev Shareholders' Agreement". As of April 10, 2001, Braco and ECAP collectively own 46.09% of the common shares of AmBev. Messrs. Telles, Lemann and Sicupira collectively own 84.5% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP. Mr. Telles individually owns 5.6% of the common shares of AmBev and is also a Counsilor of the Zerrenner Foundation. The Zerrenner Foundation owns 22.7% of the common shares of AmBev.

Share Ownership History of AmBev's Major Shareowners

     As of June 30, 1999 Braco and ECAP together held approximately 55.1% of the common shares of Brahma, and the Zerrenner Foundation held approximately 88.1% of the common shares of Antarctica. On July 1, 1999, as a result of the controlling shareholders' contribution, Braco, ECAP and the Zerrenner Foundation became the holders of 33.69%, 42.27% and 24.04% respectively, of AmBev's common shares, and AmBev became the controlling shareholder of Brahma and Antarctica. Braco also contributed nonvoting preferred shares of Brahma to AmBev in exchange for 67,903,450 nonvoting preferred shares of AmBev, and the Zerrenner Foundation contributed nonvoting preferred shares of Antarctica to AmBev in exchange for 267,843,425 nonvoting preferred shares of AmBev.

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

AmBev's Major Shareholders

     The following table sets forth information, as of April 10, 2001, with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:

                                                       Amount and Percentage      Amount and Percentage
                                                          of Common Shares         of Preferred Shares
                                                       ----------------------    -----------------------

The Bank of New York - ADR      Department(1)....          9,560,000   0.06%     9,385,686,605   40.40%
Braco(2).........................................      7,363,453,440  46.09%         --            --
ECAP.............................................      4,039,568,225  25.29%         --            --
Zerrenner Foundation(3)..........................      3,621,305,410  22.67%       471,666,665    2.03%
Marcel H. Telles(4)..............................        888,214,825  5.56%        345,020,520    1.48%
Jorge Paulo Lemann(5)............................                 --    --            --            --
Carlos A. Sicupira(6)............................                 --    --            --            --

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

(4) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Telles, a co-chairman of the board of directors of AmBev, owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counsilor of the Zerrenner Foundation. Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7 -- Major Shareholders and Related Party transactions--Major Shareholders--Options and Warrrants".

(5) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Lemann a member of the board of directors of AmBev, owns 58.8% of the voting shares of Braco, which , in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(6) Does not include 7,363,453,440 common shares owned by Braco and ECAP. Mr. Sicupira, a member of the board of directors of AmBev, owns 12.9% of the voting shares of Braco, which , in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

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

     Under the shareholders' agreement, each of the Zerrenner Foundation, Braco and ECAP will have representation on the board of directors of AmBev and its subsidiaries. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and no more than 15 alternates, with a term of office of three years and reelection being permitted. The Zerrenner Foundation will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and of its subsidiaries, so long as it maintains at least a minimum ownership of AmBev voting shares equivalent to the ownership of common shares that the Zerrenner Foundation held at the time that the shareholders' agreement was entered into. At the time that the shareholders' agreement was entered into, the Zerrenner Foundation held 459,521,728 common shares, which adjusted for the five-for-one stock split that took effect on October 23, 2000 and is currently equivalent to 2,297,608,640 common shares. The Zerrenner Foundation is not allowed under the shareholders' agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. The shareholders' agreement also does not provide for a proportional reduction in the number of directors appointed by the Zerrenner Foundation, in case of reduction in the number of AmBev common shares that it owns. As a result, any reduction in the holding of the Zerrenner Foundation below 2,297,608,640 AmBev common shares would cause it to lose the right to appoint any director of AmBev. Braco and ECAP, acting jointly, have the right to appoint members and their respective alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by the Zerrenner Foundation. Such proportion is based on the ratio between the Zerrenner Foundation's holding and the aggregate holdings of Braco and ECAP in the voting capital of AmBev.

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

Legal Proceedings

     Except as set forth below, there are no legal proceedings to which AmBev or any of its subsidiaries are parties, or to which any of their respective properties are subject which, either individually or in the aggregate, may have a material adverse effect on the results of operations, liquidity or financial condition of AmBev or any of its subsidiaries.

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

     Prior to the decision of CADE approving the controlling shareholders' contribution, we understand that a representative of the Brazilian Union of Antarctica Distributors (ABRADISA) met with one of CADE's board members and alleged that two attorneys had attempted to improperly influence other CADE board members to vote against the Antarctica transaction. Allegedly, the CADE board member, in turn, questioned whether the ABRADISA representative was himself seeking to improperly influence CADE's board members against approving the Antarctica transaction. Although we believe that the Federal authorities have recommended that Brazil's attorney-general's office conduct a further investigation of this matter, no wrongdoing by any party has been announced to date. We have not been formally notified of these events, nor have we participated in any stage of the inquiry.

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

     AmBev is also discussing the PIS contribution due prior to 1995. The PIS contribution charge, as established in Decree Laws Nos. 2.445 and 2.449 of 1988, was declared unconstitutional by the Brazilian Supreme Court in 1995, which also held that all legal entities were entitled to recover the portion of PIS improperly charged in connection with such legislation in excess of the amount chargeable under Complementary law No. 7/70, the predecessor legislation. Although the Supreme Court decision has guaranteed legal entities the right to the PIS recovery, it has not yet determined how the credits are to be calculated. Therefore, the tax calculation basis, the calculation procedure and the interpretation of Complementary law No. 7/70 are the major remaining issues. The tax authorities are litigating these issues and disagree with the amount of credits to be recovered by AmBev. A provision of US$35.4 million has been made in relation to the credits already used by the company.

     Distributors and Product-Related Claims

     As of December 31, 2000, 270 breach of contract claims had been filed against Brahma by former distributors of Brahma whose contracts were terminated due to low sales volume, failure by distributors to meet Brahma guidelines and a general rationalization of the distribution network. Most of these claims were originally filed between 1996 through 2000. Of these claims, 240 are still in the lower level (individual judges), 27 have been appealed and are now in intermediate court levels, and 3 claims are currently being reviewed by the highest level appellate court in Brazil, the Supreme Court of Justice (STJ). The aggregate amount of these claims may exceed US$40 million. Brahma has made a provision of US$14.5 million in regard to such claims, based on advice of outside legal counsel. AmBev intends to continue a program of increasing its percentage of direct distribution and, in areas where it continues to use third-party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

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

     In June 1997, CADE rejected Brahma's joint venture with Miller Brewing Company, requiring Brahma to terminate the venture within two years. Brahma and Miller appealed the ruling and, in May 1998, CADE approved the joint venture with Miller subject to certain conditions. Accordingly, in August of 1998, Brahma, Miller and CADE signed an agreement under which Brahma agreed to:

     o make a public offer to bottle beer for third-party companies. Only companies that had less than 10% of total beer sales were eligible to participate in the offering;

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

Significant Changes

     Except as otherwise described in our annual financial statements, there has been no significant changes in our business, financial conditions or results since December 31, 2000.

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

         On October 20, 2000, the shareholders of AmBev present at an extraordinary general meeting unanimously approved a five-for-one stock split of the company's outstanding common and preferred shares. See Note 16(a)(ii) in the Consolidated Financial Statements.

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

     Trading Prices on the Sao Paulo Stock Exchange: Preferred Shares (1)
       -----------------------------------------------------------------


                                               Per 1000 Preferred Shares
                                               -------------------------
                                                High                Low
                                                ----                ---
Annual                                                 (in Reais)
------

2000..........................................  R$ 488           R$ 208
1999 .........................................     272               92
1998..........................................     176               78
1997..........................................     170              112
1996..........................................     131               82


Quarterly
---------
2000

     First Quarter............................  R$ 278           R$ 208
     Second Quarter...........................     306              220
     Third Quarter prior to September 14......     390              307
     Third Quarter from September 17..........     408              388
     Fourth Quarter...........................     488              374

1999
     First Quarter............................  R$ 174           R$  92
     Second Quarter...........................     199              155
     Third Quarter............................     240              193
     Fourth Quarter...........................     272              216

Monthly
-------
2001

     January..................................  R$ 559           R$ 458
     February.................................     558              496
     March....................................     529              495
     April....................................     540              473
     May......................................     581              510
     June (through 22)........................     550              473
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

       Trading Prices on the Sao Paulo Stock Exchange: Common Shares (1)
        --------------------------------------------------------------


                                                      Per 1000 Common Shares
                                                     -----------------------
                                                     High                 Low
                                                     ----                 ---
Annual                                                      (in Reais)
------
2000...............................................  R$ 470             R$ 158
1999 ..............................................     190                 92
1998...............................................     160                 77
1997...............................................     171                111
1996...............................................     132                 82

Quarterly
---------
2000

     First Quarter.................................  R$ 186             R$ 158
     Second Quarter................................     233                180
     Third Quarter prior to September 14...........     302                236
     Third Quarter from September 17...............     312                294
     Fourth Quarter................................     470                312

1999
     First Quarter.................................  R$ 131             R$  92
     Second Quarter................................     140                120
     Third Quarter ................................     169                150
     Fourth Quarter................................     190                158

Monthly
-------
2001
     January.......................................  R$ 520             R$ 445
     February......................................     540                465
     March.........................................     522                482
     April.........................................     520                470
     May...........................................     525                500
     June  (through 22)............................     530                465
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

                Trading Prices on the New York Stock Exchange:
                ----------------------------------------------
                  ADRs Representing 100 Preferred Shares (1)
                  ------------------------------------------

                                                   Per 100 Preferred Share ADRs
                                                   ----------------------------
                                                     High                Low
                                                     ----                ---
Annual                                                       (in US$)
------
2000.............................................   US$ 25.50        US$ 11.81
1999.............................................       14.50             7.00
1998.............................................       15.56             6.63
1997.............................................       16.00            10.87

Quarterly
---------
2000
     First Quarter...............................   US$ 16.25        US$ 12.13
     Second Quarter..............................       17.00            11.81
     Third Quarter prior to September 14, 2000...       21.19            17.00
     Third Quarter from September 17, 2000.......       22.13            21.25
     Fourth Quarter..............................       25.50            19.75

1999
     First Quarter...............................  US$   9.31       US$   7.00
     Second Quarter..............................       11.75             9.06
     Third Quarter...............................       13.50            10.00
     Fourth Quarter..............................       14.50            10.88

Monthly
-------
2001
     January.....................................   US$ 28.70        US$ 23.38
     February....................................       28.10            24.60
     March.......................................       25.25            23.10
     April.......................................       24.62            21.10
     May.........................................       25.47            22.00
     June (through 22)...........................       23.30            19.27

---------------
Source: Bloomberg

                Trading Prices on the New York Stock Exchange:
                ----------------------------------------------
                     ADRs representing 100 Common Shares
                     -----------------------------------

                                                   Per 100 Common Share ADRs
                                                   -------------------------
                                                    High                Low
                                                    ----                ---
Annual                                                      (in US$)
------
2000..............................................  US$  19.88       US$   9.00
1999..............................................       10.25             7.31
1998..............................................       13.75             6.63
1997..............................................       16.00            10.50

Quarterly
---------
2000
     First Quarter................................  US$  10.19       US$   9.00
     Second Quarter...............................       12.13             9.69
     Third Quarter prior to September 14, 2000....       16.00            10.63
     Third Quarter from September 17, 2000........       15.00            15.00
     Fourth Quarter...............................       19.88            14.50

1999
     First Quarter................................ US$    8.63       US$   7.31
     Second Quarter...............................        9.00             7.75
     Third Quarter................................        9.75             8.03
     Fourth Quarter...............................       10.25             8.16

Monthly
-------
2001
     January......................................  US$  24.00        US$ 19.50
     February.....................................       27.50            23.38
     March........................................       27.00            22.50
     April........................................       24.00            21.75
     May..........................................       22.80            20.00
     June (through 22) *..........................        -                -
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

Trading on the Brazilian Stock Exchanges

     On January 27, 2000, a formal protocol was signed merging the previous nine Brazilian stock exchanges. Following the merger, the Sao Paulo Stock Exchange is the only Brazilian stock exchange on which private equity and private debt may be traded. The Sao Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange has two open outcry trading sessions each day, one from 10:00 a.m. to 1:00 p.m., and one from 2:00 p.m. to 4:45 p.m., subject to change during daylight savings time in the United States. Trading is also conducted between 10:00 a.m. and 5:00 p.m. (subject to change during daylight savings time in the United States) on the Computer Assisted Trading System (CATS) on the Sao Paulo Stock Exchange and on the National Electronic Trading System (SENN). The Sao Paulo Stock Exchange also permits trading from 6:00 p.m. to 10:00 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Sao Paulo Stock Exchange may also be traded off the exchange under specific circumstances, but such trading is very limited.

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

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Item 3--Key Information--Exchange Rate Information--Exchange Controls" and "Item 10--Additional Information--Memorandum and Articles of
Association--Restrictions on Foreign Investment".

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

General

     Our registered name is Companhia de Bebidas das Americas - AmBev and our registered office is in Sao Paulo. Our registration number with the Brazilian Commercial Registry is 35300157770. AmBev's principal corporate purposes include the production and sale of beer, soft drinks and other beverages. A more detailed description of AmBev's purposes can be found in Chapter I,
Article 3 of AmBev's by- laws.

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

     o transfer all of the shares of AmBev to another company in order to make AmBev a wholly owned subsidiary of such company under an incorporation of shares transaction (incorporacao de acoes); or

     o approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian corporation law.

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

                                   TAXATION

     The following discussion summarizes the principal Brazilian and U.S. Federal income tax consequences of acquiring, holding and disposing of AmBev's preferred shares or preferred ADSs or AmBev's common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase preferred shares or preferred ADSs or common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the preferred shares or preferred ADSs or common shares or common ADSs.

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

     This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as "capital assets" (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

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

     Distributions on preferred shares, preferred ADSs, common shares or common ADSs

     Cash distributions made by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes) with respect to preferred shares, preferred ADSs, common shares or common ADSs (including distributions of interest on shareholders' equity) generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non- taxable return of capital reducing such U.S. Holder's tax basis in the preferred shares, preferred ADSs, common shares or common ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares, preferred ADSs, common shares or common ADSs for more than one year.

     A U.S. Holder will be entitled, subject to a number of complex limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder's United States foreign tax credit limitation. Dividends paid with respect to the preferred shares, preferred ADSs, common shares or common ADSs generally will constitute "passive income" or, in the case of certain holders, "financial services income", for United States foreign tax credit limitation purposes. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     Dividends paid by us generally will not be eligible for the dividends received deduction available otherwise to certain United States corporate shareholders.

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

     Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe that the preferred shares should be treated as "common stock" within the meaning of Section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of Section 305, distributions to U.S. Holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States Federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of Section 305, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includable in the U.S. Holders' gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

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

     Passive Foreign Investment Company Rules

     Based upon the nature of its current and projected income, assets and activities, we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of a passive foreign investment company (PFIC) for United States Federal income tax purposes. In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.

     If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any "excess distribution" by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the common shares, common ADSs, preferred shares or preferred ADSs exceed 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs,
(b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

     A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to- market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute "marketable stock" as defined in Treasury Regulations. A U.S. Holder electing the mark-to- market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable.

Taxation of Non-U.S. Holders

     Distributions on Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

     Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

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

Backup Withholding and Information Reporting

     In general, dividends on preferred shares, preferred ADSs, common shares or common ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a maximum rate of 31% unless the holder is a corporation or otherwise exempt recipient or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

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

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

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

Foreign Exchange Risk

     AmBev is exposed to fluctuations in foreign exchange rate movements because substantially all of its revenues are in reais, while a significant portion of its debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of its operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to U.S. dollars. See "Item 3--Key Information--Risk Factors--Factors Relating to Brazil--Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities". AmBev enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of its dollar-denominated or indexed debt. See "--Operating Results--Reporting Currency and Foreign Currency Effects". As of December 31, 2000, derivative activities consisted of forward foreign exchange contracts and foreign currency swaps. The table below provides information about AmBev's significant exchange rate risk sensitive instruments as of December 31, 2000. The fair values of these instruments and their contact terms have been categorized by expected maturity dates.

                                                   Instruments with Foreign Exchange Rate Risk

                                                            Principal Maturities Periods
                ----------------------------------------------------------------------------------------------------
                                                                                                           Fair
                                  2001       2002       2003      2004      2005    Thereafter  Total      Value
                                  ----       ----       ----      ----      ----    ----------  -----      -----
                                                       (US$ equivalent in millions)
Real Functional Currency
Trading securities in U.S.
dollars:
    Fixed rate.............     US$231.6                                                        US$231.6
        Average interest rate        9.7%
    Variable rate..........
        Average interest rate
Cash and cash equivalents
denominated in U.S. dollars
    Variable rate..........     US$104.7                                                        US$104.7
        Average interest rate       12.0%
Cash and cash equivalents
denominated in other
currencies.................
    Fixed rate.............       US$0.3                                                          US$0.3
        Average interest rate       12.0%
Short-term debt
    denominated in U.S.
    dollars................
    Fixed rate.............    US$(335.8)                                                      US$(335.8)
        Average interest rate        8.3%
Short-term debt denominated
in other currencies........
    Fixed rate.............      US$(4.3)                                                        US$(4.3)
        Average interest rate       10.5%
Long-term debt denominated
in U.S. dollars............
    Fixed rate ............      US$38.0   US$(18.6) US$(74.2)  US$(7.6)  US$(15.6) US$(7.1)   US$(161.1)
        Average interest rate        7.9%       7.9%      7.9%      7.9%       7.9%     9.7%
Forward exchange
agreements
Receive US$/pay R$:
    Notional amount........      US$44.0                                                       US$44.0       US$0
        Average exchange rate
           (per US$1)......        1.959

Receive R$ /pay US$:
    Notional amount........      US$47.0                                                       US$47.0       US$0.128
        Average exchange rate     2.0345

U.S. Dollar Functional
Currency (in subsidiaries
outside of Brazil)

Notional amount............     US$220.0                                                      US$220.0       US$(2.6)
        Average exchange rate
        (per US$1).........       1.0328

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

                                                     Instruments with Interest Rate Risk

                                                        Principal Maturities Periods
                         ------------------------------------------------------------------------------------------
                                                                                                             Fair
                                2001        2002       2003       2004       2005    Thereafter   Total      Value
                                ----        ----       ----       ----       ----    ----------   -----      -----
                                                        (US$ equivalent in millions)

Instruments entered into
    trading purposes:    for
Trading securities in U.S
dollars:                 .
    Fixed rate...........       US$203.9                                                       US$203.9      US$203.9
        Average interest rate       10.2%
    Variable rate........
        Average interest rate

Instruments entered into
    other than for trading
    purposes:

Brazilian reais:
Cash and cash equivalents
in reais
    Variable rate........       US$176.9                                                       US$176.9      US$176.9
        Average interest rate       15.7%
Short-term debt
denominated in reais.....       US$(80.4)                                                      US$(80.4)     US$(80.4)
    Variable rate........            6.0%
        Variable interest
        rate(1)..........
    Fixed rate...........
Long-term debt denominated
in reais.....
    Variable rate........       US$(153.8) US$(137.9) US$(47.1)  US$(66.8) US$(21.4)  US$(6.4) US$(433.4)    US$(433.4)
        Average interest rate         9.3%       9.3%      9.3%       9.3%      9.3%      9.3%
    Fixed rate...........         US$(5.8)   US$(5.1)                                 US$(1.7) US$ (12.6)    US$ (12.6)
        Average interest rate        13.0%       3.5%                                     2.4%

                                                        Principal Maturities Periods
                         ------------------------------------------------------------------------------------------
                                                                                                             Fair
                                2001        2002       2003       2004       2005    Thereafter   Total      Value
                                ----        ----       ----       ----       ----    ----------   -----      -----
                                                        (US$ equivalent in millions)
Foreign Currencies:
Cash and cash equivalents
    denominated in U.S.
    dollars
    Variable rate........       US$62.4                US$41.3                                    US$104.7   US$ 104.7
        Average interest rate      12.0%

Cash and cash equivalents
    denominated in other
    currencies
    Variable rate........       US$0.3                                                             US$ 0.3     US$ 0.3
        Average interest rate     12.0%

Short-term debt denominated
    in U.S. dollars......
    Fixed rate...........       US$(335.8)                                                       US$(335.8)  US$(335.8)
        Average interest rate         8.3%

Short-term debt denominated
    in other currencies..
                                  US$(4.3)
    Fixed rate...........                                                                          US$(4.3)    US$(4.3)
        Average interest rate.       10.5%

Long-term debt denominated
    in U.S. dollars......
    Fixed rate...........         US$(3.8)  US$(18.6) US$(74.2)   US$(7.6)  US$(15.6)  US$(7.4)  US$(161.4)  US$(161.4)
        Average interest rate         7.9%       7.9%      7.9%       7.9%       7.9%

Interest rate derivatives
Interest rate swaps
Pay variable (R$)/receive
fixed (US$):
    Notional amount......         US$92.2                                                          US$92.2      US$1.2
        Average pay rate.            15.7%
        Average receive rate          8.6%
Pay fixed (US$)/receive
variable (R$):
    Notional amount......         US$20.9                                                          US$20.9      US$1.2
        Average pay rate.            13.8%
        Average receive rate         15.7%

-------------------------

(1) Most of the variable rate debt accrues interest at the Taxa de Juros de Longo Prazo (TJLP) plus a spread. The weighted-average spread was 2.95% at December 31, 2000. The TJLP is a long-term nominal interest rate fixed by the government on a quarterly basis. During the periods set forth below the TJLP was:

                                  2001           2000             1999
                                  ----           ----             ----
December 1/February 28..........  9.25%          12.00%           12.84%
April 1/May 31..................  9.25%          11               13.48
August 30.......................  -              10.25            14.05
November 30.....................  -               9.75%           12.5



Item 12.  Description of Securities Other than Equity Securities

        Not Applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

        Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.


Item 15.  Reserved.

Item 16.  Reserved.

PART III

Item 17.  Financial Statements

    The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.  Financial Statements

    See pages F-1 through F-101.

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


Item 19.  Exhibits

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

     8.1  List of Material Subsidiaries of Companhia de Bebidas das
          Americas-AmBev.

Signatures

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Americas-AmBev, certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

                                Companhia de Bebidas das Americas-AmBev

                                By:/s/ Magim Rodriguez Junior
                                    -----------------------------------------
                                   Name: Magim Rodriguez Junior
                                   Title:  Chief Executive Officer

                                By:/s/ Luis Felipe Pedreira Dutra Leite
                                    ----------------------------------------
                                   Name: Luis Felipe Pedreira Dutra Leite
                                   Title: Chief Financial Officer

Date: July 23, 2001

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

     o Pepsi-Cola Engarrafadora Ltda. (incorporated in Brazil). Engarrafadora produces and distributes Pepsi- Cola products. AmBev controls, directly or indirectly, 100% of the voting and 100% of the total equity of this entity.

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

     o Industria de Bebidas Antarctica do Norte-Nordeste S.A. (incorporated in Brazil). Norte-Nordeste produces beer and soft drinks and its commercial area covers the entire north and northeast and part of the center-west of Brazil. AmBev controls, directly or indirectly, 82.9% of the voting and 64.5% of the total equity of this entity.

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

     o Ice Tea do Brasil Ltda. (incorporated in Brazil). Ice Tea do Brasil is a 50%-50% joint venture between Fratelli Vita and Industrias Gessy Lever Ltda., which produces, sells and distributes the Lipton brand iced tea in Brazil.

     o Miller Brewing do Brasil Ltda. (incorporated in Brazil). Miller Brewing do Brasil is a 50%-50% joint venture between Brahma and the Miller Brewing Co. Miller Brewing do Brasil produces and sells Miller Genuine Draft beer in Brazil.

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