Form 20-F
period 2001-12-31
COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
filed 2002-06-28
CIK 1113172

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                   For the fiscal year ended December 31, 2001

                             Commission file number:

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact name of Registrant as specified in its charter)

   American Beverage Company-AmBev               Federative Republic of Brazil
  (Translation of Registrant's name             (Jurisdiction of incorporation
           into English)                               or organization)

                          -----------------------------
             Avenida Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar
                         05804-900 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)
                          -----------------------------

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

     Common Shares, no par value*

     American Depositary Shares,                   New York Stock Exchange
     evidenced by American Depositary
     Receipts, each representing 100 Preferred
     Shares
     Preferred Shares, no par value*

----------
* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

       The number of outstanding shares of each of the issuer's classes of capital or common stock as of June 17, 2002 was:

                          16,205,207,116 Common Shares
                         24,299,222,825 Preferred Shares

     Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes /X/   No / /   Not Applicable / /

      Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 / /   Item 18 /X/

                                TABLE OF CONTENTS

                                                                                         PAGE
INTRODUCTION.............................................................................   i

THE COMBINATION AND BRAZILIAN ANTITRUST APPROVAL.........................................   i

ACCOUNTING PERIODS AND PRINCIPLES........................................................ iii

CURRENCY TRANSLATION.....................................................................   v

INDUSTRY DATA............................................................................   v

TRADEMARKS...............................................................................  vi

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION...............................  vi

Item 1.    Identity of Directors, Senior Management and Advisers.........................   1

Item 2.    Offer Statistics and Expected Timetable.......................................   1

Item 3.    Key Information...............................................................   1

Item 4.    Information on the Company....................................................  19

Item 5.    Operating and Financial Review and Prospects..................................  51

Item 6.    Directors, Senior Management and Employees....................................  83

Item 7.    Major Shareholders and Related Party Transactions.............................  93

Item 8.    Financial Information......................................................... 101

Item 9.    The Offer and Listing......................................................... 105

Item 10.   Additional Information........................................................ 111

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.................... 129

Item 12.   Description of Securities Other than Equity Securities........................ 135

Item 13.   Defaults, Dividend Arrearages and Delinquencies............................... 135

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.. 135

Item 15.   Reserved...................................................................... 135

Item 16.   Reserved...................................................................... 135

Item 17.   Financial Statements.......................................................... 135

Item 18.   Financial Statements.......................................................... 135

Item 19.   Exhibits...................................................................... 136

Signatures .............................................................................. 137

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

                THE COMBINATION AND BRAZILIAN ANTITRUST APPROVAL

THE COMBINATION

     AmBev was formed through the combination of Brazil's two largest beverage companies, Companhia Cervejaria Brahma, or Brahma and Companhia Antarctica Paulista Industria Brasileira de Bebidas e Conexos, or Antarctica (the combination). The combination involved the formation of AmBev, as a holding company for Brahma and Antarctica. The combination was effected over the course of 1999 and 2000, beginning with the contribution of shares of the controlling shareholders of Brahma and Antarctica in exchange for shares of AmBev on July 1, 1999, and followed by the consummation of transactions by which Antarctica and Brahma became wholly owned subsidiaries of AmBev on September 15, 1999 and September 14, 2000, respectively, and the public shareholders of Brahma and Antarctica became shareholders of AmBev.

     Pursuant to the controlling shareholders' contribution on July 1, 1999, Brahma's controlling shareholders, EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. ECAP, or ECAP and Braco S.A., or Braco, and Antarctica's controlling shareholder, FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA, or the Zerrenner Foundation, contributed all of their common and preferred shares in Brahma and Antarctica in exchange for AmBev shares of the same type and class.

     On July 1, 1999, the Zerrenner Foundation, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are the controlling shareholders of Braco, which, in turn, owns 99.7% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

     On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas ("CBB"). This transaction had no effect on AmBev's consolidated financial statements as each of the entities were wholly-owned by AmBev. CBB was incorporated as a SOCIEDADE ANONIMA under the laws of Brazil. CBB is AmBev's principal operating subsidiary and owns five of AmBev's material subsidiaries. AmBev's business, with the exception of its international operations, is conducted through CBB.

BRAZILIAN ANTITRUST APPROVAL

     Brazilian antitrust authorities have the power to investigate any transaction which results in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company with annual gross sales of R$400 million or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders' contribution resulted in a market share for AmBev in excess of 70% of the Brazilian beer market and 20% of the Brazilian soft drink market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

     The CONSELHO ADMINISTRATIVO DE DEFESA ECONOMICA (CADE), an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. On July 14, 1999, CADE issued an interim order in connection with the controlling shareholders' contribution that placed temporary limits on the actions of Brahma and Antarctica relating to their integration. On April 7, 2000, CADE approved the controlling shareholders' contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with soft drinks or other beverages produced by AmBev. On April 19, 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement include:

     - For a period of four years, we must share our distribution network with at least one regional Brazilian beer company, which cannot have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. This obligation is independent of our obligation, associated with the sale of Bavaria, to share our distribution network with the purchaser of Bavaria for a certain specified period of time (see below). We must choose the companies through a public bidding process and must select those that offer to pay us the highest distribution commissions. On September 10, 2001, after a public bidding process, we signed an agreement with Eduardo Bier Comercial de Productos Alimenticios (Dado Bier), for the sharing of our distribution network;

     - For a period of four years, if we decide to close or dispose of any of our beer plants, we must first offer such plant for sale in a public auction;

     - For a period of five years, if we or any of our subsidiaries dismisses any employee as a result of the restructuring process relating to the combination and other than for cause, we must attempt to place the employee in a new job, and provide the employee with retraining, as appropriate;

     - We and our distributors cannot demand that points of sale operate on an exclusive basis, except where our investments and improvements are equivalent to a majority of the assets of the point of sale or such exclusivity is, in the opinion of the management of the point of sale, in their interest; and

     - A requirement that we sell Antarctica's BAVARIA brand and related assets. The principal requirements of the Bavaria sale, which have been completed, were as follows:

          (a) the transfer, to a single purchaser holding no more than 5% of the Brazilian beer market, of the BAVARIA brand (including the BAVARIA PILSEN and BAVARIA PREMIUM brands) and five beer plants;

          (b) the sharing of our distribution network with the purchaser for a period of six years, renewable for an additional two-year period at the option of the purchaser. During the initial four-year period, the purchaser will not have to pay any commission for the use of our network, although it will have to pay costs associated with freight and distributors' commissions; and

          (c) the maintenance prior to sale of specified minimum levels of publicity and marketing expenditures relating to the BAVARIA brand, and the use of reasonable efforts to keep Bavaria's market share at a minimum of 4.7% of the Brazilian beer market.

     On November 6, 2000, we entered into an agreement with Molson Inc. for the sale of Bavaria consistent with our performance agreement with CADE. Our agreement with Molson provides for an initial purchase price of R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million is payable to us by Molson subject to the Bavaria brand reaching certain market thresholds. Molson must pay a further R$44.8 million for each additional 0.5% of market share achieved by the Bavaria brand on a yearly basis during a five-year period, up to a maximum additional payment of R$224.7 million. At the time of sale, Molson agreed to purchase Bavaria at its then-current 4% market share. CADE approved this agreement on December 13, 2000, and the sale was completed on December 20, 2000. A percentage of the proceeds (5.8%) from the sale of Bavaria went to our affiliate Miranda Correa, which owned one of the plants sold to Molson. For additional information regarding the sale of Bavaria, see note 11 to AmBev's consolidated financial statements.

     The performance agreement has a term of five years, and non-compliance with any of its obligations will trigger a minimum daily fine of R$5,320 per occurrence. This daily fine can be increased up to a maximum of R$106,410 per occurrence and may be assessed until such time as we comply with the specific obligation. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders' contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement.

ACCOUNTING ASPECTS OF THE COMBINATION

     For information on certain accounting aspects of the combination, see "Item 5-- Operating and Financial Review and Prospects--Accounting Aspects of the Combination".

                        ACCOUNTING PERIODS AND PRINCIPLES

     We have prepared our audited annual consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 in Brazilian reais in accordance with accounting principles determined by Brazilian Corporate Law (Law 6,404, as amended) ("Corporate Law") as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). Accordingly, the audited financial statements included in this annual report have been prepared in accordance with Brazilian Corporate Law and include a reconciliation of net income and shareholders' equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the condensed balance sheets and statement of operations in Brazilian reais. The financial information contained in this annual report is in accordance with Brazilian Corporate Law, except as otherwise noted.

     For the year ended December 31, 2000, we prepared consolidated financial statements for AmBev using the U.S. dollar as the reporting currency and in accordance with U.S. GAAP, under Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," which we filed with the United States Securities and Exchange Commission ("SEC"). However, since that time we have changed the format of the financial statements that we will file with the SEC to follow Brazilian Corporate Law and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. The discussion of the critical accounting policies in the "Item 5--Operating and Financial Review and Prospects" addresses those accounting policies which require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates of the effect of matters that are inherently uncertain. All amounts included in the Management's Discussion and Analysis and Result of Operations are based on Brazilian Corporate Law numbers.

     We changed the presentation of our financial statements:

     - to increase the transparency of the financial position and results of operations of our business, communicated to the marketplace by providing annual Brazilian Corporate Law financial statements to facilitate comparison with local quarterly reporting;

     - to provide both presentations in one document through the inclusion of the Brazilian Corporate Law financial statements, the reconciliation to U.S. GAAP and the condensed balance sheets and statements of operations in accordance with U.S. GAAP providing a clear identification of the accounting differences; and

     - to reflect our financial position and results of operations in Brazilian reais which is the primary currency in which the business operates avoiding the distortions of exchange rate variations during periods of exchange rate volatility when the reporting currency was the U.S. dollar.

     To facilitate comparison to prior filings with the SEC, we will also file with the SEC on Form 6-K our consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001, using the U.S. dollar as the reporting currency in accordance with U.S. GAAP, under SFAS No. 52. We do not intend, however, to continue to file such U.S. GAAP statements prepared under SFAS No. 52.

     Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. AmBev was created by the combination of Brahma and Antarctica on that date and was accounted for as a merger under Brazilian Corporate Law. However, for purposes of presenting the Brazilian Corporate Law financial information in this annual report, AmBev was treated as the successor to Brahma. We have included in our financial statements, for comparison purposes, the audited consolidated financial statements of the predecessor company, Brahma, for the year ended December 31, 1999 which under the Brazilian Corporate Law does not include the merger with Antarctica. For purposes of U.S. GAAP and as reflected in the reconciliation to U.S. GAAP, AmBev is the successor to Brahma and Brahma is treated as the acquiror of Antarctica and, consequently, includes the effects of the acquisition of Antarctica. The financial information under Brazilian Corporate Law prior to this date contained within the Selected Financial Data is also based on the financial statements of Brahma. As described in "Item 5--Operating and Financial Review and Prospects", our financial statements as at and for any date and for any period ending after December 31, 1999, reflect the combination of Brahma and Antarctica. Unless otherwise stated or unless the context otherwise requires or implies, financial data of AmBev and Brahma presented in this annual report are derived from their Brazilian Corporate Law financial statements.

     Pursuant to our performance agreement with CADE, we sold Antarctica's Bavaria beer brand and five breweries on November 6, 2000. See "The Combination and Brazilian Antitrust Approval-- Brazilian Antitrust Approval". Except as otherwise stated, however, historical operating and financial data of AmBev as of any date ended prior thereto or for any period ending on or before November 30, 2000, include the assets, operations and liabilities associated with Bavaria.

     Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

                              CURRENCY TRANSLATION

     In this annual report, references to "real", "reais" or "R$" are to the Brazilian legal currency. References to "U.S. dollar" or "U.S.$" are to the legal currency of the United States. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts was R$2.3204 to U.S.$1.00, which was the commercial market rate for the purchase of U.S. dollars in effect on December 31, 2001, as disclosed by the Central Bank of Brazil (Central Bank), unless the data is derived from the financial statements of AmBev, Brahma or Antarctica that are prepared in U.S. dollars, or unless the context otherwise requires or implies. The commercial market rate on June 17, 2002 was R$ 2.6823 to U.S.$1.00. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See "Item 3--Key Information--Exchange Rate Information--Exchange Controls" for more detailed information regarding the translation of reais into U.S. dollars.

                                  INDUSTRY DATA

     In this annual report, we refer to information regarding the beverage market and its segments and competitors from:

     -    AC Nielsen, or Nielsen;

     -    the Brazilian union of beer producers, or Sindicerv;

     -    PepsiCo, Inc., or PepsiCo; and

     -    Euromonitor International, Inc.

We also refer to market research reports, analyst reports and other publicly available sources. Additionally, we have relied on or referred to Impact Databank, or Impact, a beer industry publication, with respect to certain other information. All such Impact information comes from "The Global Drinks Market:
Impact Databank Review & Forecast @ 2001," a publication of M. Shanken Communications (New York), Telephone (212) 684-4224.

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

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING INFORMATION

     We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

     -    the declaration or payment of dividends;

     -    the direction of future operations;

     - the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

     - the implementation of AmBev's financing strategy and capital expenditure plans;

     - the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

     - the implementation of the measures required under AmBev's performance agreement entered into with CADE.

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

     Investors should understand that the following important factors, in addition to those discussed in this annual report, could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

     - general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

     - industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

     - operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                     PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.        Offer Statistics and Expected Timetable

Not Applicable.

Item 3.        Key Information

                         AMBEV'S SELECTED FINANCIAL DATA

     The following financial information of AmBev and Brahma is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of AmBev and Brahma and the related notes which are included in this annual report.

     Our selected historical financial data prepared under Brazilian Corporate Law set forth below as of and for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from AmBev's consolidated financial statements, as of and for the periods ending December 31, 2001 and 2000, and Brahma's consolidated financial statements as of and for the periods ending December 31, 1999, 1998 and 1997, all of which have been audited by PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil, Brazilian independent accountants. Brazilian Corporate Law differs in significant respects to U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as "Item 5--Operating and Financial Review and Prospects".

                          STATEMENT OF OPERATIONS DATA

                                                  AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------------
                                       2001(1)      2000(1)        1999(1)       1998(1)      1997(1)
                                     ----------    ----------    ----------   -----------   ----------
                                              (R$ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS,
                                                 NUMBER OF SHARES AND OTHER OPERATING DATA)
BRAZILIAN CORPORATE LAW

Statement of Operations Data:                SUCCESSOR                        PREDECESSOR
                                     ------------------------     ------------------------------------
Gross sales, before taxes,
  discounts and returns...........   13,130,961    11,282,452     6,846,479     7,005,073    5,840,249
Net sales.........................    6,525,585     5,250,345     3,248,274     3,155,674    2,779,448
Cost of sales.....................   (3,366,225)   (2,843,749)   (1,905,053)   (1,799,726)  (1,625,038)
                                     ----------    ----------    ----------    ----------   ----------
Gross profit......................    3,159,360     2,406,596     1,343,221     1,355,948    1,154,410
Selling and marketing
  expenses........................     (707,754)     (578,469)     (350,700)     (488,406)    (432,210)
Direct distribution expenses......     (467,827)     (337,002)     (225,536)     (207,216)     (31,458)
General and administrative
  expenses(2).....................     (351,497)     (373,023)     (206,940)     (239,603)    (250,466)
Depreciation and amortization of
  deferred charges................     (256,492)     (202,288)      (95,408)      (84,891)     (50,360)
                                     ----------    ----------    ----------    ----------   ----------
                                      1,375,790       915,814       464,637       335,832      389,917
Provision for contingencies.......      (33,907)     (269,154)      (51,203)      117,660      160,611
Other operating income, net.......       47,225         3,917        66,307         8,330       15,343
Financial income..................      358,376       373,981       675,118       213,043      224,940
Financial expenses................     (861,491)     (697,970)     (804,426)     (346,413)    (276,991)
OPERATING INCOME (EXPENSE)(3).....      885,993       326,588       350,433       328,452      513,819
                                     ----------    ----------    ----------    ----------   ----------
Other non-operating income
  (expense), net..................      107,332        57,786       (19,876)       27,113       29,849
Income tax benefits (expense).....      (51,974)      405,413        17,585       (34,374)     (53,659)
Income before equity in
  affiliates, profit sharing and
  minority interest...............      941,351       789,787       348,142       312,191      490,009
Equity in earnings (losses) of
  affiliates......................     (157,075)      (53,718)      (39,866)       (3,224)     (36,091)
Minority interest.................          292      (265,887)       14,019        11,131        2,405
                                     ----------    ----------    ----------    ----------   ----------
NET INCOME (LOSS).................      784,568       470,182       322,295       329,098      456,323
                                     ==========    ==========    ==========    ==========   ==========
Net income per 1,000 shares at
  year end(4).....................        20.42         12.19         46.66         47.85        64.97
Net income per ADS(5) at
  year end........................         0.20          0.12          2.33          2.39         3.25
Dividends and interest
  attributable to shareholder's
  equity per 1,000 shares(4)(6)
    Common shares.................         8.27          7.15         24.29         19.76        17.75
    Preferred shares..............         9.10          7.87         26.72         21.74        19.53
Number of shares outstanding at
  year end (in thousands)
    Common shares.................   15,751,477    15,946,841     2,628,451     2,635,679    2,665,110
    Preferred shares..............   22,668,973    22,616,017     4,279,160     4,242,075    4,358,376

                                                AS OF OR FOR THE YEAR ENDED DECEMBER 31,

                                       2001(1)       2000(1)       1999(1)      1998(1)       1997(1)
                                     ----------    ----------    ----------   ----------    ----------
                                             (R$ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS,
                                                NUMBER OF SHARES AND OTHER OPERATING DATA)
U.S. GAAP

Statement of Operations Data:               SUCCESSOR                        PREDECESSOR
                                     ------------------------    -------------------------------------
Net income (loss).................      840,093       879,246      (173,696)     113,334       400,159
Net income per 1,000 shares
  (weighted average)(4)(7)(8)
    - Basic
        Common shares.............        22.84         22.91         (5.60)        3.16         10.65
        Preferred shares..........        25.13         25.20         (5.04)        3.47         11.72
    - Diluted
        Common shares.............        22.55         22.05         (5.37)        3.00         10.31
        Preferred shares..........        24.80         24.26         (4.83)        3.30         11.34
Net income (loss) per ADS(5)
    - Basic
        Common shares.............         0.23          0.23         (0.05)        0.03          0.11
        Preferred shares..........         0.25          0.25         (0.05)        0.03          0.12
    - Diluted
        Common shares.............         0.22          0.22         (0.05)        0.03          0.10
        Preferred shares..........         0.25          0.24         (0.05)        0.03          0.11
Dividends and interest
  attributable to shareholders
  equity per 1,000 shares
  (weighted average)(4)(6)
    - Basic
        Common shares.............         9.15          7.60          5.06         3.38          2.92
        Preferred shares..........        10.07          8.37          5.56         3.72          3.21
    - Diluted
        Common shares.............         9.03          7.32          4.84         3.21          2.82
        Preferred shares..........         9.94          8.05          5.32         3.53          3.10
Weighted average number of shares
  (thousands)(4)(7)(8)(9)
    - Basic
        Common shares.............   12,259,953    14,265,323    11,949,367   11,983,100    12,140,015
        Preferred shares..........   22,291,121    21,919,724    21,173,565   21,733,635    23,110,875
    - Diluted
        Common shares.............   12,259,953    14,475,271    12,206,392   12,433,243    12,284,655
        Preferred shares..........   22,726,632    23,090,525    22,384,145   23,058,784    24,128,895

                               BALANCE SHEET DATA

                                                  AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------------
                                       2001(1)       2000(1)      1999(1)       1998(1)       1997(1)
                                     ----------     ---------    ----------   ----------    ----------
                                             (R$ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS,
                                                NUMBER OF SHARES AND OTHER OPERATING DATA)
BRAZILIAN CORPORATE LAW

                                             SUCCESSOR                       PREDECESSOR
                                     ------------------------    -------------------------------------
Balance Sheet Data:
Cash, cash equivalents and trading
   securities.....................    2,539,032     1,028,332     1,697,415    1,081,026       884,576
Total current assets..............    4,684,944     2,687,640     2,723,110    1,959,203     1,678,694
Investments.......................      662,600       659,564        61,161       38,377        11,719
Property, plant and equipment,
   net............................    3,143,635     3,204,259     1,898,580    2,115,962     2,154,619
Goodwill and intangible assets,
   net............................      617,574       614,754        23,956       26,766             0
Deferred income tax - non-current     1,160,274       996,088       240,774      134,147       145,154
Total assets......................   11,028,812     8,639,652     5,425,862    4,669,322     4,303,319
Short-term debt(10)...............    1,719,989     1,265,334     1,042,928      898,749       710,630
Total current liabilities.........    3,412,003     2,699,622     1,889,123    1,573,119     1,441,417
Long-term debt(11)................    2,849,353       927,574       938,663      981,169       872,351
Accrued liability for legal
   proceedings....................      815,487       877,969       288,570      255,170       339,486
Sales tax deferrals and other tax
   credits(12)....................      346,965       470,010       463,670      315,613       167,963
Total long-term liabilities.......    4,164,446     2,350,608     1,872,645    1,617,337     1,457,800
Minority interest.................       88,926       512,477        57,719       50,450        53,799
Shareholders' equity..............    3,363,437     3,076,945     1,606,375    1,428,416     1,350,731

U.S. GAAP

Total assets......................   10,195,864     7,742,997     3,109,697    4,727,817     4,446,663
Shareholders' equity..............    2,839,873     2,378,160     1,628,685    1,417,884     1,444,866

                                   OTHER DATA

                                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------------
                                         2001(1)          2000(1)          1999(1)          1998(1)         1997(1)
                                    ---------------  ---------------  ---------------   ---------------  ---------------
                                          (R$ IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS, AND NUMBER OF SHARES)
BRAZILIAN CORPORATE LAW

                                                SUCCESSOR                                 PREDECESSOR
                                    --------------------------------  --------------------------------------------------
Other Financial Information:

Net working capital(13)..........         1,272,941          (11,982)         833,987           386,084          237,277
Cash dividends paid(6)...........           313,366          221,162          178,169           121,214          109,565
Depreciation(14).................           613,872          589,182          438,069           330,782          272,496
Capital expenditures(15).........           446,829          295,008          312,383           411,196          697,729
Operating cash flows
   generated(16).................         1,481,506        1,287,130        1,102,958
Investing cash
   flows - used(16)..............        (1,029,283)        (126,253)        (299,204)
Financing cash flows -
   generated  - used(16).........         1,384,436       (2,081,256)        (187,365)
EBITDA(16)(17)...................           1,989.7          1,505.0            902.7

Other Operating Data:

Total production capacity -
   beer(18)......................   84.1 million hl  94.4 million hl  64.4 million hl   62.0 million hl  56.9 million hl
Total production capacity - soft
   drink(18).....................   38.8 million hl  36.6 million hl  27.0 million hl   27.0 million hl  27.0 million hl
Total beer volume sold(19).......   62.4 million hl  64.8 million hl  43.2 million hl   42.5 million hl  41.3 million hl
Total soft drink volume sold(19)    18.5 million hl  17.2 million hl   8.5 million hl   12.1 million hl   9.4 million hl
Number of employees(20)..........            18,136           18,172            9,416            10,708           10,955
Productivity - hectoliters per
   production employee(21).......          8,228 hl         7,556 hl         8,776 hl          8,694 hl         6,289 hl

FOOTNOTES TO SELECTED FINANCIAL INFORMATION

(1) Brahma and Antarctica were legally merged to form AmBev on July 1, 1999 under Brazilian Corporate Law. However, for purposes of this annual report, as AmBev was treated as the successor to Brahma for accounting purposes, audited financial statements of AmBev, the successor, have been included as of and for the two years ended December 31, 2001. The Brazilian Corporate Law selected financial information in all previous periods has been derived from the audited financial statements of the predecessor company, Brahma.

(2)  General and administrative expenses include director's fees.

(3) Operating income (expense) under Brazilian Corporate Law is presented after financial income and financial expense.

(4) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Sao Paulo Stock Exchange in blocks of one thousand shares.

(5)  ADS represents American Depositary Shares.

(6) Includes dividends, interest attributable to shareholders' equity (including withholding tax paid by AmBev in respect thereof), and in 2000, returns of capital of R$111.8 million. Distributions in the first nine months of 2000 were made in the form of a return of capital rather than in the form of dividends or interest attributable to shareholders' equity because, prior to the completion of the Brahma conversion, AmBev did not have sufficient retained earnings to pay these amounts as dividends or interest attributable to shareholders' equity.

(7) In the U.S. GAAP selected financial information only, all share and per share data have been adjusted to give effect, retroactively, to AmBev's five-for- one split of its common and preferred shares effective October 23, 2000. Because AmBev did not split its ADSs, the ADSs, which prior to the stock split had represented 20 common or preferred shares, represented 100 common or preferred shares following the stock split. In the Brazilian Corporate Law selected financial information, the historic share and per share information has not been adjusted and therefore reflects the actual number of shares in issue.

(8) In the U.S. GAAP selected financial information only, earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the relevant periods. In the Brazilian Corporate Law financial section, earnings per share are calculated by dividing by the number of shares in existence at the year end. AmBev's preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(9) Under U.S. GAAP we have consolidated the net assets of the Zerrenner Foundation, one of our principal shareholders, on our balance sheet as of December 31, 2001 and 2000. The Zerrenner Foundation provides medical, dental, educational and social assistance benefits to current and retired AmBev employees and their families. As a result of our consolidating these net assets, AmBev shares owned by the Zerrenner Foundation are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For purposes of the predecessor company, Brahma, the Brahma Welfare Foundation provided the equivalent services and was treated in a similar manner, resulting in a similar effect in the selected financial information as at and for the years ended December 31, 1999, 1998 and 1997. For further information, please refer to our consolidated financial statements contained within this annual report.

(10) Includes current portion of long term debt.

(11) Excludes current portion of long term debt.

(12) In the financial statements, R$347.0 million is disclosed as sales tax deferrals, the remaining R$235.3 million being included within loans and financing as it is considered under ICMS governmental incentive schemes to be financing.

(13) Represents total current assets less total current liabilities.

(14) Includes depreciation of property, plant and equipment.

(15) Represents cash expenditures for property, plan and equipment.

(16) This information is not available for the years ended December 31, 1998 and 1997.

(17) This information has not been extracted directly from the financial statements and can not therefore be qualified for reference to the financial statements. This is not derived from audited financial information.

(18) Represents available production capacity of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) at the end of each period ending on or before December 31, 1999, and thereafter represents the available production capacity of AmBev and its respective subsidiaries; (hl is the abbreviation for hectoliters).

(19) Represents volumes of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for each period ending on or before December 31, 1999, and thereafter represents full-year volumes of AmBev and its respective subsidiaries.

(20) Includes all production- and non-production-related employees of Brahma and its subsidiaries at the end of each period ending on or before December 31, 1999, and thereafter includes all production- and non-production-related employees of AmBev and its respective subsidiaries.

(21) Calculated by dividing the total volume of beer and soft drinks sold by the number of employees involved in the production processes at the end of each period. Volumes used represent those of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for each period ending on or before December 31, 1999, and thereafter represent full-year volumes of AmBev and its respective subsidiaries.

                                    DIVIDENDS

DIVIDEND POLICY

     AmBev intends to pay dividends annually to its shareholders; however, the timing and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev's by-laws provide for a mandatory dividend of 27.5% of its annual net income, if any, as determined and adjusted under accounting principles set forth under Brazilian Corporate Law (adjusted income). The mandatory dividend includes amounts paid as interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders' equity, whereas no such payment is required in connection with dividends received. Withholding tax is usually paid by Brazilian companies on behalf of their shareholders.

     Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. See "--Risk Factors--

Factors Relating to the AmBev Shares and ADSs--AmBev shareholders may not receive any dividends". Any dividends payable on AmBev's preferred shares must be at least 10% greater than those payable on AmBev's common shares. See "Item 10--Additional Information--Memorandum and Articles of Association--Reserves and Dividends--Dividend Preference of Preferred Shares".

     For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends on interest attributable to shareholders' equity, as well as specific rules applying to the payment of dividends by AmBev, see "Item 10--Additional Information--Memorandum and Articles of Association--Reserves and Dividends".

AmBev--DIVIDENDS AND INTEREST ATTRIBUTABLE TO SHAREHOLDERS' EQUITY

     The following table shows the dividends paid by AmBev's predecessor Brahma, to its preferred and common shareholders from 1995 through September 15, 2000 and by AmBev to its preferred and common shareholders since September 15, 2000 in reais and in U.S. dollars translated from Brazilian reais at the commercial exchange rate as of the date of payment. The amounts beginning in 1995 include interest attributable to shareholders' equity, net of withholding tax, and return of capital. See "Item 10--Additional Information--Memorandum and Articles of Association--Interest Attributable to Shareholders' Equity".

                                                              Reais per
                                                             thousand(1)          U.S. dollar equivalent per
Earnings generated                   First payment date       shares(2)      thousand(1) shares at payment date(4)
--------------------------------     ------------------      -----------     -------------------------------------
Extraordinary...................       March 25, 1996           11.40        (preferred and common)          11.54
Second half 1995................         May 2, 1996             1.04        (preferred and common)           1.05
First half 1996.................     September 26, 1996          0.91        (preferred and common)           0.89
Second half 1996................       March 21, 1997            1.27        (preferred and common)           1.20
First half 1997.................       October 9, 1997           1.61        (preferred)                      1.47
                                                                 1.46        (common)                         1.33
Second half 1997................         May 7, 1998             1.73        (preferred)                      1.51
                                                                 1.57        (common)                         1.37
First half 1998.................       October 8, 1998           1.32        (preferred)                      1.12
                                                                 1.20        (common)                         1.01
Second half 1998................        April 5, 1999            2.37        (preferred)                      1.37
                                                                 2.16        (common)                         1.25
First half 1999.................        July 20, 1999            1.58        (preferred)                      0.88
                                                                 1.44        (common)                         0.80
Second half 1999................       March 15, 2000            2.96        (preferred)                      1.70
                                                                 2.69        (common)                         1.54
Extraordinary(3)................       March 23, 2000            1.88        (preferred)                      1.09
                                                                 1.88        (common)                         1.09
Extraordinary(3)................      November 30, 2000          2.38        (preferred)                      1.22
                                                                 2.38        (common)                         1.22
Second half 2000................      February 20, 2001          4.11        (preferred)                      2.05
                                                                 3.74        (common)                         1.86
First half 2001.................     September 17, 2001          3.11        (preferred)                      1.16
                                                                 2.83        (common)                         1.06
Second half 2001................      February 19, 2002          4.78        (preferred)                      1.97
                                                                 4.34        (common)                         1.79

----------
(1) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Sao Paulo Stock Exchange in blocks of one thousand.

(2) The amounts set forth above are amounts actually received (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000) by shareholders, which are net of withholding tax. The amounts set forth here represent pro-forma U.S. GAAP calculations for the impact of the stock split which is not required under Brazilian Corporate Law. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders' equity, which was paid on behalf of its shareholders. The dividends per thousand shares set forth above are calculated based on the number of shares outstanding at the date the distributions were declared (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000). Dividends per thousand shares in the financial statements are calculated based on the weighted average number of shares for the period in which dividends were declared.

(3) On March 23, 2000 and on November 30, 2000 AmBev distributed R$1.88 (U.S.$1.09) per common and preferred shares and R$2.38 (U.S.$1.22) per common and preferred shares, respectively, to its shareholders as a return of capital.

(4) Translated to U.S. dollars at the exchange rate in effect at the date declared.

                            EXCHANGE RATE INFORMATION

There are two principal foreign exchange markets in Brazil:

     -    the commercial rate exchange market; and

     -    the floating rate exchange market.

     On February 1, 1999, the Central Bank authorized the unification of the exchange positions of the Brazilian financial institutions in the commercial rate exchange market and floating rate exchange market, which led to a convergence in the pricing and liquidity of both markets. The Brazilian government also allowed an increase in the exchange positions of institutions authorized to trade foreign currency to provide further liquidity to the foreign exchange markets. Most trade and financial transactions are carried out on the commercial rate exchange market. The floating market rate generally applies to transactions to which the commercial market rate does not apply. Foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

DEVALUATION OF THE REAL

     From its introduction on July 1, 1994 through March 1995, the real appreciated significantly against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, the Central Bank introduced new exchange rate policies that established a band within which the real/U.S. dollar exchange rate could fluctuate, and announced that it would buy or sell U.S. dollars whenever the rate approached the upper or lower limits of the band. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. Responding to downward pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band and on January 15, 1999, the Central Bank allowed the real to float freely. The real devalued to a low for that year of R$2.165 per U.S.$1.00 on March 3, 1999, but subsequently appreciated to R$1.789 per U.S.$1.00 on December 31, 1999, representing a net devaluation of 48.0% during 1999. In 2000, the real was devalued by 9.3% against the U.S. dollar.

     In 2001, the real devalued by 18.7% against the U.S. dollar. In the final quarter of 2001, the Brazilian real appreciated against the U.S. dollar, recovering 13.1% in those months from R$2.671 per U.S.$1.00 at September 30, 2001. See "--Risk Factors--Factors Related to Brazil--Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities" and "Item 4--Information on the Company--Brazilian Beverage Industry Overview". We cannot assure you that the real will not continue to devalue in the future. On June 17, 2002, the commercial market rate for the purchase of U.S. dollars was R$2.6823 to U.S.$1.00.

     The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated.

                                        ANNUAL EXCHANGE RATES OF REAIS PER U.S.$1.00
                                     ---------------------------------------------------
                                       2001       2000       1999       1998      1997
                                     --------   --------   --------   --------  --------
Low..............................    R$1.9357   R$1.7234   R$1.2075   R$1.1165  R$1.0395
High.............................      2.8007     1.9847     2.2000     1.2087    1.1164
Average(1).......................      2.3519     1.8295     1.8566     1.1611    1.0787
Period End.......................      2.3204     1.9554     1.7890     1.2087    1.1164

----------
SOURCE:  Central Bank of Brazil

(1) Represents the average of the month-end exchange rates during the relevant period.

                             RECENT MONTHLY EXCHANGE RATES OF REAIS PER U.S.$1.00
                         ---------------------------------------------------------------
                                                 2002                             2001
                         -----------------------------------------------------  --------
                           MAY       APRIL       MARCH     FEBRUARY   JANUARY   DECEMBER
                         --------   --------   --------    --------   --------  --------
Low....................  R$2.3770   R$2.2701   R$2.3236    R$2.3482   R$2.2932  R$2.2930
High...................    2.5296     2.3681     2.3663      2.4691     2.4376    2.4672

----------
SOURCE:  Central Bank of Brazil

     The commercial market rate for the purchase of U.S. dollars as at June 17, 2002 was R$2.6823 per U.S. dollar.

     Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to expect such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that temporary restrictions will not be imposed by the Brazilian government in the future.

     We will pay any cash dividends and make any other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the Sao Paulo Stock Exchange.

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

     Under Brazilian law relating to foreign investment in the Brazilian capital markets (Foreign Investment Regulations), foreign investors registered with the Brazilian Securities Commission, or CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction.

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

     Under Resolution No. 2,689, a foreign investor must:

     - appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

     -    appoint an authorized custodian in Brazil for its investments;

     -    register as a foreign investor with the CVM; and

     -    register its foreign investment with Brazilian Central Bank.

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

FACTORS RELATING TO AmBev

     WE ARE SUBJECT TO BRAZILIAN ANTITRUST REGULATIONS.

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

     INCREASES IN TAXES ON BEVERAGE PRODUCTS IN BRAZIL MAY AFFECT OUR RESULTS AND PROFITABILITY.

     Increases in Brazil's already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins since some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, both state and federal.

FACTORS RELATING TO BRAZIL

     THE BRAZILIAN GOVERNMENT'S ACTIONS TO MAINTAIN ECONOMIC STABILITY, AS WELL AS PUBLIC SPECULATION ABOUT POSSIBLE FUTURE ACTIONS, THE OUTCOME OF PRESIDENTIAL ELECTIONS IN OCTOBER 2002 AND CURRENT ECONOMIC AND POLITICAL INSTABILITY IN ARGENTINA MAY CONTRIBUTE SIGNIFICANTLY TO ECONOMIC UNCERTAINTY IN BRAZIL AND TO HEIGHTENED VOLATILITY IN THE BRAZILIAN SECURITIES MARKETS AND SECURITIES ISSUED ABROAD BY BRAZILIAN ISSUERS.

     Our principal market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (INDICE NACIONAL DE PRECOS AO CONSUMIDOR), have decreased from 2,489.1% in 1993 to 9.44% in 2001.

     Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Through this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar/real exchange rate fell from R$1.9554 per U.S. dollar at December 31, 2000 to R$2.7071 at October 31, 2001 and increased to R$2.3204 at December 31, 2001. At June 17, 2002, the U.S. dollar/real exchange rate was R$2.6823 per U.S. dollar.

     Devaluation of the real relative to the U.S. dollar would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain.

     The Brazilian presidential elections will be held in October 2002 and the current President of Brazil, Mr. Fernando Henrique Cardoso, is not permitted to stand for re-election by the Brazilian Constitution. Developments surrounding the national elections may result in economic and other uncertainties until the elections, and changes in fiscal economic policies thereafter. If there is a significant change in the political and economic environment, our business and results of operation could be adversely affected.

     THE ECONOMIC CRISIS IN ARGENTINA COULD ADVERSELY AFFECT THE BRAZILIAN ECONOMY AND MAY HURT OUR ABILITY TO FINANCE OUR OPERATIONS THROUGH THE INTERNATIONAL CAPITAL MARKETS.

     Since the end of 1998, the Argentine economy had been in a recession marked by significantly reduced levels of consumption and investments, increasing unemployment and declining gross domestic product. The lack of confidence in Argentina's economic future has led to massive withdrawals of bank deposits from the country. To prevent a further run on the dollar reserves of local banks, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. These measures, known as the "corralito", have precipitated a political and social crisis that has virtually paralyzed economic activity since December 2001. Although the measures have been somewhat modified, they are still in place today.

     The principal international rating agencies have recently and repeatedly downgraded the rating of Argentina's sovereign debt. Furthermore, as of December 23, 2001, the Argentine government has suspended payment on certain of its sovereign debt. In addition, on January 6, 2002, the Argentine government put an end to ten years of peso-dollar parity and devalued the peso by 29%. The peso has depreciated significantly since January 6, 2002. On June 17, 2002, the Argentine peso-U.S dollar exchange rate, according to Emerging Trading Association (EMTA), dropped to approximately 3.6073 pesos per U.S. dollar.

     In addition, the economic crisis has given rise to increasing political volatility. Protests and looting throughout Argentina led to the resignation of President Fernando de la Rua on December 21, 2001. Following the resignation of an interim president only one week after his appointment, on January 1, 2002, a legislative assembly appointed Eduardo Duhalde as President to serve for the remaining term of former President de la Rua. President Duhalde's administration has undertaken a number of far-reaching initiatives, including the conversion, known as "pesificacion", of foreign currency-denominated deposits and debts into pesos, the suspension of bankruptcies for a period of 180 days and the cap on maximum interest rates that can be charged on certain outstanding loans. As of the date of this annual report, however, widespread political protests and social disturbances are continuing on a near-daily basis.

     These recent events have added to the perception of higher risk for investments in Argentina, and Latin America generally, which may discourage international investment in Brazil and, more directly, may hurt our ability to finance our operations through the international capital markets. In addition, the continuation of the Argentine recession and the recent devaluation of the peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001. Adverse developments in the Brazilian economy could, in turn, negatively impact our business. Finally, the Argentine recession may adversely affect the Brazilian securities markets which are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Argentina.

     SUBSTANTIAL EXCHANGE RATE FLUCTUATIONS COULD HARM AmBev AND REDUCE THE MARKET VALUE OF OUR SECURITIES.

     The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     During 2001, the real experienced a period of significant devaluation, due in part to the economic uncertainties in Argentina, and depreciated against the U.S. dollar by 18.7%. During 2002 (through June 17), the real devalued and depreciated against the U.S. dollar by 15.6% and from June 17, 2002 through June 25, 2002, the real depreciated an additional 5.1%.

     U.S. INVESTORS MAY NOT BE ABLE TO EFFECT SERVICE OF PROCESS UPON, OR TO ENFORCE JUDGMENTS AGAINST, US.

     We are organized under the laws of the Federative Republic of Brazil. All our directors and executive officers and the experts named in this annual report are residents of countries other than the United States. All or a substantial portion of the assets of such non-resident persons and of AmBev are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or AmBev, or to enforce against them in U.S. courts judgments obtained in such courts based upon civil liability provisions of the Federal securities laws of the United States or otherwise.

     BRAZILIAN POLITICAL AND ECONOMIC CONDITIONS HAVE A DIRECT IMPACT ON OUR BUSINESS.

     The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and effect other policies have often included wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and ability to repay debt may be harmed by changes in policy involving supplies, tariffs, exchange controls, tax policies and other matters. For example, worsening economic conditions in the second half of 2001 and the first quarter of 2002 have hurt consumer confidence and depressed consumer demand in general in Brazil, and in particular for our products. Further deterioration in economic conditions in Brazil will likely continue to affect our business.

     INFLATION, AND CERTAIN BRAZILIAN GOVERNMENT MEASURES TO CURB INFLATION, MAY HAVE ADVERSE EFFECTS ON THE BRAZILIAN ECONOMY, THE BRAZILIAN SECURITIES MARKETS, AND OUR BUSINESS.

     Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. Since the real's introduction in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. See "Exchange Rate Information--Devaluation of the Real". However, during this period there have been inflationary pressures, and actions taken to combat inflation and public speculation about possible future actions have contributed to adverse economic conditions in Brazil and to heightened volatility in the Brazilian securities markets.

     If Brazil experiences further inflationary pressures, it could adversely affect our business and cause the Brazilian government to take further actions to control inflation, all of which could have a material adverse effect on the Brazilian economy, the Brazilian financial markets, and therefore, on our operating results and the market price of our shares. In addition, we may not be able to increase our prices in line with inflation, and therefore, our operating results may be adversely affected.

     THE PENDING TAX REFORM IN BRAZIL MAY INCREASE OUR TAX BURDEN.

     The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce the public deficit through an increase in tax collection. The final tax reform bill may be submitted to the Brazilian Congress for approval before the next presidential elections in October 2002, although we cannot assure you that this will occur.

     It is anticipated that the reform will include the creation of a value-added tax on goods and services which would replace six existing taxes (including the social contribution on net sales, the federal excise tax and the state value-added sales tax). In addition, the CPMF, a provisional levy on bank account transactions, would be replaced by a permanent federal tax on financial transfers. The effects of these changes and many other changes that could result from the enactment of additional tax reforms cannot be quantified. These changes, however, may reduce our results of operations, increase our costs or limit our profitability, and we may have a higher tax burden if the tax reform bill is approved and implemented.

     THE PROPOSED CHANGES IN THE BRAZILIAN LABOR LAW MAY AFFECT OUR RELATIONSHIP WITH OUR EMPLOYEES.

     On December 5, 2001, the House of Representatives approved a bill which proposes the amendment of the Brazilian labor law (CONSOLIDACAO DAS LEIS DO TRABALHO, or CLT). According to the system currently in force, labor relations are strongly regulated. Although still protecting fundamental labor rights, the new bill proposes the flexibility of the rules regulating labor relations in Brazil, allowing for employers and employees to negotiate certain aspects of the employment relation. According to the new project, collective bargaining agreements between employers and employees may supersede certain dispositions of the CLT. It is not clear whether the new bill, if approved by the Senate and enacted by the President, would be well accepted by employees of Brazilian companies, including AmBev, and their respective unions.

FACTORS RELATING TO AmBev SHARES AND ADSs

     THE RELATIVE VOLATILITY AND ILLIQUIDITY OF THE BRAZILIAN SECURITIES MARKETS MAY SUBSTANTIALLY LIMIT YOUR ABILITY TO SELL THE AmBev SHARES AT THE PRICE AND TIME YOU DESIRE.

     Investing in securities involving emerging markets, such as Brazil, involves greater risk than investing in securities of issuers from more developed countries and such investments are generally considered speculative in nature. Brazilian investments, such as investments in our shares and ADSs, are subject to economic and political risks, involving, among others:

     - changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

     - restrictions on foreign investment and on repatriation of capital invested.

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

     DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES MAY AFFECT THE MARKET PRICE OF AmBev'S SHARES AND ADSs.

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. Since the fourth quarter of 1997, the international financial markets experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. For example, the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered securities market volatility in Brazil and other emerging market countries' securities markets. More recently, Argentina is experiencing a financial crisis resulting from its difficulties in servicing its large outstanding public debt. Venezuela, Uruguay and Paraguay have also been experiencing a significant economic downturn. The market value of AmBev's shares and ADSs may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

     OUR CONTROLLING SHAREHOLDERS ARE ABLE TO DETERMINE THE OUTCOME OF MANY CORPORATE ACTIONS WITHOUT THE APPROVAL OF NON-CONTROLLING SHAREHOLDERS.

     The controlling shareholders of AmBev, ECAP, Braco and the Zerrenner Foundation together hold approximately 68.3% of AmBev's common shares. Such controlling shareholders, together with Marcel Telles, a Co-Chairman of the Board of Directors of AmBev, hold, in aggregate, approximately

73.8% of the voting common shares of AmBev. In addition, Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own approximately 84.6% of the voting capital of Braco, which, in turn, owns approximately 99.7% of the voting shares of ECAP. Braco and ECAP together hold approximately 45.6% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement", for a description of these matters.

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

     AmBev SHAREHOLDERS MAY NOT RECEIVE ANY DIVIDENDS.

     According to its by-laws, AmBev must generally pay its shareholders 27.5% of its annual net income, as determined and adjusted under accounting principles set forth under Brazilian Corporate Law (adjusted income). The main source for these dividends are the dividends that AmBev receives from its operating subsidiaries, principally CBB. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, adjusted income may no longer be available to be paid as dividends. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

     It is therefore possible that shareholders of AmBev will not receive dividends in any particular fiscal year. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses.

     CONTROLS AND RESTRICTIONS ON FOREIGN CURRENCY REMITTANCE COULD HARM THE ABILITY OF AmBev TO TRANSFER DIVIDEND PAYMENTS TO OFF-SHORE INVESTORS.

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

     IF YOU EXCHANGE THE AmBev ADSs FOR AmBev SHARES, YOU RISK LOSING SOME FOREIGN CURRENCY REMITTANCE AND BRAZILIAN TAX ADVANTAGES.

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

     THE AmBev ADSs HAVE FEWER AND LESS WELL DEFINED SHAREHOLDERS' RIGHTS AS COMPARED TO SHAREHOLDERS' RIGHTS OF SIMILAR U.S. COMPANIES.

     AmBev's corporate affairs are governed by AmBev's by-laws and Brazilian Corporate Law, which may differ from the legal principles that would apply to AmBev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares and ADS's under Brazilian Corporate Law to protect your interests relative to actions taken by AmBev's Board of Directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

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

     SOME ENTITLEMENTS ARE NOT AVAILABLE TO U.S. HOLDERS OF AmBev SHARES AND
ADSs.

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

Item 4.        Information on the Company

                      BRAZILIAN BEVERAGE INDUSTRY OVERVIEW

     Brazil accounts for nearly half of the population and geographical area of South America, with a population of approximately 175 million in 2001 and approximately 3.3 million square miles of territory (almost the size of the United States). According to the INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATISTICA
(IBGE), the Brazilian government institute of geography and economy, the Brazilian economy grew 1.5% in 2001. The Brazilian beer market is the fourth largest in the world and the largest in Latin America, with 84.5 million hectoliters of beer consumed in 2001, according to Sindicerv. The Brazilian soft drink market, with 115 million hectoliters sold in 2001, is the third largest in the world according to the BRAZILIAN SOFT DRINK PRODUCERS ASSOCIATION (ABIR). According to the IBGE, the Brazilian market has a large and youthful consumer base, with 42% of the population under the age of 20.

ECONOMIC ENVIRONMENT

     The economic environment in Brazil has and will continue to have a significant effect on the profitability of Brazilian beverage producers. The Brazilian economy experienced rapid growth immediately following the introduction of the Real Plan in July 1994, particularly in the consumer sector. The Real Plan succeeded in lowering inflation and stimulating growth. GDP grew in constant terms by 3.3% in 1997. However, by late 1998, the Brazilian economy entered into a downturn, which was exacerbated by a significant currency devaluation in January 1999. GDP grew at a rate of only 0.2% and 0.8% in 1998 and 1999, respectively. The economic slowdown and the following recession resulted in generally flat demand in the Brazilian beverage industry from 1996 through 1999. The recovery of the economy, beginning in late 1999, resulted in renewed consumer confidence. In 2000, GDP grew by 4.5%, while the Brazilian beverage industry grew by approximately 3.2%, according to Sindicerv. In 2001, due to an adverse macroeconomic environment, affected by energy rationing and a sharp currency devaluation due to investors' concerns that the Argentine crisis would spill over into Brazil, as well as the terrorist attacks in the United States, the Brazilian economy grew by only 1.5%, according to the Central Bank. The Brazilian beer market increased 2.3% according to Sindicerv. As the rate of Brazilian GDP growth declined throughout the year (starting at a 4.33% growth in the first quarter and ending with a 0.67% decline) our volumes followed the same trend. In the first quarter, volumes increased 6.3% excluding the Bavaria Brand which was sold to Molson, and in the last quarter of 2001, volumes registered a decline of 4.4%.

THE BRAZILIAN BEER MARKET

     FOURTH LARGEST MARKET IN THE WORLD.

     Brazil is the largest beer market in Latin America. The following table shows the ranking of beer consumption per country in selected markets in 2001:

     COUNTRY                                    ANNUAL CONSUMPTION
     -------------                           -------------------------
                                             (MILLIONS OF HECTOLITERS)
     United States........................              238
     China................................              193
     Germany..............................              101
     Brazil...............................               85
     Japan................................               76
     Mexico...............................               51
     Russia...............................               49
     Venezuela............................               19
     Colombia.............................               19

----------
SOURCE: Euromonitor International, Inc. "World Market for Beer Report, 2002"/Sindicerv

     LOW PER CAPITA BEER CONSUMPTION.

     Beer is the second most popular drink category in Brazil after soft drinks (Sindicerv). Per capita beer consumption in Brazil is relatively low compared to many other large markets. It has been relatively stable since 1995 despite declines in real wages. Per capita consumption of beer in Brazil was approximately 47 liters per annum in 2001, and ranks 29th according to Euromonitor. The following table sets forth the world ranking in terms of per capita beer consumption rate in selected countries in 2001:

     COUNTRY                                 LITERS PER PERSON / YEAR
     -------------                           ------------------------
     Germany..............................             123
     United States........................              86
     Venezuela............................              79
     Spain................................              78
     Mexico...............................              50
     Brazil...............................              47
     Russia...............................              34

----------
SOURCE:   Euromonitor International, Inc. "World Market for Beer Report, 2002"

     STRONG REGIONAL DIFFERENCES.

     The Brazilian beer market is characterized by diverse regional consumption patterns. As of December 2001, in midwestern Brazil, our SKOL and ANTARCTICA brands command nearly 56.2% and 12.3% of the market, respectively, while this pattern is reversed in the northeast region, with SKOL at 17.1% and ANTARCTICA at 27.2%, according to Nielsen.

     PREVALENCE OF RETURNABLE PACKAGING.

     The Brazilian beer market is characterized by a high proportion of on-premise consumption (restaurants and bars) relative to off-premise consumption (at home). According to Nielsen, approximately 70% of beer sales in 2001 were sold on-premise in bars, restaurants and small retail establishments, and the remaining 30% of sales were made in supermarkets. Because on-premise beer sales are typically delivered in returnable bottles (which, according to Nielsen, represented approximately

67.5% of beer packaging in 2001), the capital expenditures and the commitments necessary to develop an efficient bottling operation remain a significant barrier to entry in the Brazilian beverage industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has grown significantly in recent years and may continue to rise.

     PRICING.

     Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Beer sales volumes are heavily influenced by pricing. Key factors used in determining retail prices for beer include brand preference, national and/or local price promotions offered by manufacturers, whether consumption takes place on or off-premise, the type of product, whether the container is returnable or non-returnable, the desired profit margins and the geographical location of the retailer.

     The following table shows our estimate of the breakdown of the average retail price of beer paid by Brazilian consumers for our products in 2001:

Manufacturers................................   30%
Distributors.................................   11%
Retailers....................................   31%
Taxes........................................   28%
                                               ---
   Total....................................   100%
                                               ===

----------
SOURCE:   Company Estimates

     TAXATION.

     Brazilian beverage producers operate in a relatively unfavorable tax environment, which results in higher beverage prices to consumers. In 2001, the average excise and value-added taxes (IPI and ICMS) applicable to sales of beer paid by beer producers, distributors and retailers in Brazil equaled approximately 146% of net sales, according to Sindicerv. Taking into account 1998 values, this compares unfavorably to sales taxes applicable to producers, distributors and retailers of 53% of net sales in Venezuela, 55% of net sales in the United States and 76% of net sales in Argentina, based on information published by Sindicerv.

     Brazilian taxes on beer products include:

     - a federally imposed excise tax on industrialized products (IPI), which is a fixed amount based on units sold, and varies depending on size and packaging and which can be adjusted for increases and decreases in the consumer price;

     - a state value-added tax (ICMS), which is a fixed amount based on units sold (in most states), and varies depending on size and packaging and which can be adjusted for increases and decreases in the consumer price. The ICMS has two components, the direct and the substitute ICMS, related to the distributor and retailer;

     - a federally imposed tax on revenues (COFINS) at a rate of 3% of a company's gross sales plus direct ICMS; and

     - a federally imposed tax on revenues (PIS) at a rate of 0.65% of a company's total gross sales.

     To partially mitigate these high tax rates, many states in Brazil offer attractive sales tax deferral programs to attract investments to their regions. See "Item 5--Operating and Financial Review and Prospects and Liquidity and Capital Resources--Sales tax deferrals and other tax credits" and "Item 3--Key Information--Risk Factors--The pending tax reform in Brazil may increase our tax burden."

     SEASONALITY.

     Sales of beer in Brazil and AmBev's other principal markets are highly seasonal, with substantially greater sales in the early summer. The following table sets forth the quarterly sales for the years indicated:

                                          YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                       2001    2000(1)   1999(2)  1998
                                       ----    -------   -------  ----
                                          (MILLIONS OF HECTOLITERS)
First quarter......................    15.2     14.3      10.0     9.7
Second quarter.....................    13.1     13.0       8.7     9.1
Third quarter......................    13.3     13.7       9.4     9.3
Fourth quarter.....................    17.4     18.2      12.4    11.7
Total..............................    59.0     59.2      40.6    39.8

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

(1)  Includes Antarctica sales and excludes sales of Bavaria.

(2)  Sales of Brahma only.

     Our year-end at December 31 falls in the middle of the Brazilian and South American summer. As a result of increased consumer demand at year-end, our working capital at this time is seasonally inflated. Certain key global competitors with operations predominantly within the Northern hemisphere, also have December year-ends, and, at that time, typically experience below annual average consumption patterns.

THE BRAZILIAN SOFT DRINK MARKET

     THIRD LARGEST MARKET IN THE WORLD.

     Brazil's soft drink market is currently the second largest in Latin America and the third largest in the world in terms of sales volume, with approximately 115 million hectoliters sold in 2001, according to ABIR. The following table shows estimated soft drink consumption in selected countries in 2000:

COUNTRY                                   ANNUAL CONSUMPTION         ANNUAL CONSUMPTION
-------------                          -------------------------  -------------------------
                                       (MILLIONS OF HECTOLITERS)  (MILLIONS OF 8 OZ. CASES)
United States......................               576                     10,146
Mexico.............................               153                      2,696
Brazil.............................               110                      1,941
China..............................                71                      1,256
Germany............................                69                      1,223
Great Britain......................                48                        844

----------
SOURCE:   PepsiCo

     SOFT DRINK CONSUMPTION.

     Brazilian soft drink consumption has grown at an annual compounded rate of 13.3% per year from 1993 to 2001, according to Nielsen, substantially faster than the average annual gross domestic product growth of 3% over the same period. Although per capita consumption has been growing rapidly since the introduction of the real in 1994, rising from
26.6 liters in 1993 to 68 liters in 2001, according to ABIR, Brazil continues to have a relatively low per capita soft drink consumption rate as compared to other countries. The following table sets forth the estimated per capita consumption rate in selected countries in 2000:

     COUNTRY                                                       LITERS
     --------
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

----------
SOURCE:  PepsiCo

     The Brazilian soft drink market consists mainly of carbonated colas, guaranas and other flavors, principally conventional fruit-flavored sodas and tonic water. Guarana is a tropical berry-like fruit that grows in the Amazon rainforest. Guarana extract is derived from guarana seeds and is used to make several beverages, including the guarana soft drinks.

     The following table sets forth the percentage of total carbonated soft drink sales volume by flavor in Brazil during the periods indicated:

     TYPE                                        YEAR ENDED DECEMBER 31,
     -----                                     ----------------------------
                                               2001    2000    1999    1998
                                               ----    ----    ----    ----
     Colas.................................    43.9%   42.8%   42.3%   41.9%
     Guaranas..............................    28.3%   28.1%   29.4%   29.8%
     Other.................................    27.8%   29.1%   28.3%   28.3%

     ----------
     SOURCE: Nielsen

     According to Nielsen, in 2001 approximately 51.4% of Brazilian soft drink sales were consumed on-premise (bars and restaurants), while 48.6% of consumption was off-premise, through supermarket sales, with approximately 86.6% of Brazilian soft drink sales in non-returnable plastic bottles and cans and the remainder in returnable bottles.

     PRICING.

     There are no government-imposed price controls on the wholesale or retail prices of soft drinks in Brazil. Prior to July 1990, however, prices for soft drinks were subject to formal governmental price controls. As in the case of beer, soft drink sales volume is heavily influenced by pricing. This is illustrated by the sharp rise in market share of some 600 "B-brand" producers (known as tubainas), whose products are priced at deep discounts to the premium brands. The B-brand producers have been able to discount their brands in part due to low distribution costs resulting from use of non-returnable PET packaging. In 1993, approximately 12% of soft drink sales were in non-returnable packaging versus 86.6% in 2001. In addition, as has been widely publicized in the Brazilian press, the B-brand producers have been able to sell their products at lower prices as a result of their failure to fully pay their taxes. The B-brands had approximately 13% market share in 1993, which grew rapidly to up to 30% market share in 1997, according to Nielsen. Since then it has remained approximately stable at 32%.

     TAXATION.

     As in the case of beer, sales of soft drinks in Brazil are subject to a high level of taxation, which results in substantially higher prices to consumers. The overall level of taxation in soft drinks is similar to beer, however, cola flavors are subject to 100% higher IPI taxes than other flavored soft drinks. The following table shows our estimate of the breakdown of the average retail price of soft drinks paid by Brazilian consumers for our products in 2001:

     Manufacturers............................................       32%
     Distributors.............................................       10%
     Retailers................................................       37%
     Taxes                                                           21%
                                                                    ----
     Total....................................................      100%

----------
SOURCE:  Company estimates

     In Brazil, soft drinks are subject to the same types of taxes that apply to beer. See "--The Brazilian Beer Market--Taxation".

     SEASONALITY.

     As with beer, soft drink sales in Brazil and in AmBev's other principal markets are seasonal, although seasonal variations in soft drink sales tend not to be as strong as seasonal variations in beer sales. The following tables set forth the quarterly sales for the years indicated in millions of hectoliters.

                                                    YEAR ENDED DECEMBER 31,
                                             ------------------------------------
                                              2001     2000(1)    1999      1998
                                             ------    ------    ------    ------
                                                    (MILLIONS OF HECTOLITERS)
First quarter..............................     4.7       4.1       2.5       3.6
Second quarter.............................     4.0       3.7       1.8       3.8
Third quarter..............................     4.4       3.9       1.8       4.0
Fourth quarter.............................     5.4       5.3       2.4       4.7
                                             ------    ------    ------    ------
Total......................................    18.5      17.1       8.5      16.2
                                             ======    ======    ======    ======

----------
(1)  Includes Antarctica sales.

THE BRAZILIAN NON-ALCOHOLIC AND NON-CARBONATED (NANC) MARKET

     NANC CONSUMPTION.

     Brazilian NANC consumption has grown at an annual compounded rate of 8% per year from 1997 to 2001, according to Nielsen, substantially faster than the average annual gross domestic product growth of 2.8% over the same period. Per capita consumption has been growing rapidly in recent years, rising from 17.6 liters in 1997 to 22.2 liters in 2001, according to Nielsen.

     The Brazilian NANC market consists mainly of: powdered juice, bottled water, concentrate juice, ready-to-drink (RTD) juice, iced tea and isotonic sport drinks.

     The following table sets forth the estimated consumption, by category, in Brazil during the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                        2001     2000     1999     1998     1997
                                       ------   ------   ------   ------   ------
                                               (MILLIONS OF HECTOLITERS)
     Powdered Juice..................    18.8     17.0     16.5     14.9     12.9
     Bottled Water...................    11.1     10.0      9.6      7.4      7.4
     Concentrated Juice..............     5.8      5.7      5.5      6.5      6.3
     RTD Juice.......................     1.2      0.8      0.7      0.7      0.6
     RTD Tea.........................     0.4      0.4      0.3      0.2      0.2
     Isotonic Sport Drinks...........     0.3      0.3      0.4      0.4      0.4
     Total...........................  ------   ------   ------   ------   ------
                                         37.6     34.2     33.0     30.1     27.8
                                       ======   ======   ======   ======   ======

     ----------
     SOURCE:  AC Nielsen

     The following table shows the estimated evolution of per capita consumption, by NANC category, in Brazil:

                                                 YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                        2001     2000     1999     1998     1997
                                       ------   ------   ------   ------   ------
                                                        (LITERS)
     Powdered Juice..................    11.1     10.0      9.9      9.2      8.2
     Bottled Water...................     6.6      5.9      5.8      4.6      4.7
     Concentrated Juice..............     3.4      3.3      3.3      4.0      4.0
     RTD Juice.......................     0.7      0.5      0.4      0.4      0.4
     RTD Tea.........................     0.2      0.2      0.2      0.1      0.1
     Isotonic Sport Drinks...........     0.2      0.2      0.2      0.3      0.2
     Total...........................  ------   ------   ------   ------   ------
                                         22.2     20.1     19.8     18.6     17.6
                                       ======   ======   ======   ======   ======

     ----------
     SOURCE: AC Nielsen

     SEASONALITY.

     As with beer and soft drink sales in Brazil, NANC sales are seasonal. The patterns of seasonality for NANC is similar to that of beer, which, in turn, is stronger than soft drinks' seasonality. The following tables set forth our quarterly sales volumes for the years indicted in thousands of hectoliters.

                                              YEAR ENDED DECEMBER 31,
                                      2001       2000       1999       1998
                                     ------     ------     ------     -------
                                             (THOUSANDS OF HECTOLITERS)
First quarter.....................      225        140        152         109
Second quarter....................      159        111         85          79
Third quarter.....................      187        114        111         106
Fourth quarter....................      271        194        138         150
                                     ------     ------     ------     -------
Total.............................      842        560        484         444
                                     ======     ======     ======     =======

----------
SOURCE:  Company

                             AMBEV BUSINESS OVERVIEW

OVERVIEW

     We are the largest brewery in Latin America in terms of net sales and the sixth largest beer producer worldwide. We produce, distribute and sell beer, soft drinks and other beverage products primarily in Brazil, but also in Argentina, Chile, Venezuela, Uruguay and Paraguay. We are also the second largest Latin American soft drink producer and sole distributor of Pepsi beverage products in Brazil. The balance of our business is comprised primarily of sales of other beverage products, including water, isotonic sport drinks and iced tea.

     In December 2001, we accounted for 68.6% of the Brazilian beer market, according to Nielsen, with 59.0 million hectoliters of beer sold in 2001. Our SKOL, BRAHMA and ANTARCTICA brands were among the 15 most-consumed beer brands in the world in 2000, according to Impact International. Our aggregate beer and soft drink production capacity is 128.6 million hectoliters per year. In 2001, we utilized 69.5% of our beer and 47.6% of our soft drink capacity due to the strong seasonality of our business. Our total annual beer production capacity is
89.8 million hectoliters, of which 84.1 million hectoliters is in Brazil, 2.5 million hectoliters is in Argentina, 2.2 million hectoliters is in Venezuela,
0.7 million hectoliters is in Uruguay and approximately 0.3 million hectoliters in Paraguay. Our total soft drink production capacity is 38.8 million hectoliters, which includes the production of proprietary and PEPSI soft drinks. For the year ended December 31, 2001, net sales from our beer operations were R$5,238.9 million, accounting for 80.3% of our consolidated net sales. The following table sets forth the most recent Brazilian and global rankings based on sales volumes of our leading brands:

                                    2001                  2001                 2000
---------                     ------------------   -------------------   ----------------
BRAND                          HECTOLITERS SOLD     BRAZILIAN RANKING     GLOBAL RANKING
---------                     ------------------   -------------------   ----------------
SKOL.......................     28.8 million hl           1st                 3rd
BRAHMA CHOPP...............     19.5 million hl           2nd                 8th
ANTARCTICA.................     10.2 million hl           3rd                15th

----------
SOURCE:  Nielsen

     In December 2001, we had a 17.4% market share of the Brazilian soft drink market, according to Nielsen. Our principal soft drink brands include our proprietary brands GUARANA ANTARCTICA and SUKITA, which together accounted for 54.5% of our soft drink sales volume in 2001. In addition, through our strategic alliance with PepsiCo, we are its sole bottler in Brazil and produce and distribute some of Pepsi beverage products, which accounted for 24.7% of our soft drink sales volumes in 2001. In total, we sold 18.5 million hectoliters of soft drink in 2001. For the year ended December 31, 2001, net sales from soft drink operations were R$967.0 million, accounting for 14.8% of our consolidated net sales.

     The remainder of our consolidated net sales is composed primarily of the sale of by-products, but also includes sales of non-carbonated beverages including the proprietary isotonic sport drink Marathon, Fratelli Vita brand water and Lipton iced tea, produced under an exclusive licensing arrangement with Unilever Brazil Ltda. Other net sales as of December 31, 2001 totaled R$319.6 million, or 4.9% of our consolidated net sales. As of January 2002, we also initiated production and distribution of the GATORADE brand under an exclusive agreement with PepsiCo.

     We have an extensive distribution network for the sale and distribution of our products, including a network of nearly 550 independent third-party distributors accounting for 71.0% of our sales for the year ended December 31, 2001, as well as a broad-based direct distribution system accounting for 29.0% of our sales volume for the same period. These distribution systems, in aggregate, service over one million points of sale in Brazil.

OUR PRODUCTS AND BRANDS

     We produce beer, soft drinks and other beverage products, including isotonic sport drinks, iced tea and water. For the year ended December 31, 2001, approximately 80.3% of our net sales consisted of beer sales and approximately 14.8% consisted of soft drink sales.

     The following table sets forth our aggregate sales volumes of beer, soft drinks and NANC during the periods indicated:

                                          YEAR ENDED DECEMBER 31,
                                       ----------------------------
                                        2001       2000       1999
                                       ------     ------     ------
                                         (MILLIONS OF HECTOLITERS)
  Beer (Brazil).....................     59.0       59.3(2)    40.6
  Beer (International)..............      3.3        2.9        2.5
  Soft Drinks.......................     18.4       17.2        8.5
  NANC(1)...........................      0.8        0.6        0.5

----------
(1)  Component of the "Others" segment.
(2)  Includes Antarctica sales and excludes sales of Bavaria.

     The following table sets forth, as a percentage of total sales, our revenue breakdown for beer, soft drinks and NANC during the periods indicated:

                                          YEAR ENDED DECEMBER 31,
                                       ----------------------------
                                        2001       2000       1999
                                       ------     ------     ------
                                             (% OF REVENUES)
  Beer (Brazil).....................     73.9       77.0(2)    77.9
  Beer (International)..............      6.4        4.6        6.9
  Soft Drinks.......................     14.8       16.2       11.8
  NANC(1)...........................      1.0        1.2        0.8
  Other.............................      3.9        1.0        2.6

----------
(1)  Component of the "Others" segment.
(2)  Includes Antarctica sales and excludes sales of Bavaria.

     Our beer is sold in all 26 states in Brazil and the Federal District of Brazil. Our operations are divided into five geographic regions within Brazil. We had a leading share of the beer market in each of these five regions in 2001, according to Nielsen.

NET SALES PRODUCT TYPE AND GEOGRAPHIC REGION

     In 2001, we had beer net sales of R$5,238.9 million compared to R$4,288.1 million in 2000 and R$2,741.0 million in 1999. In 2001, we had net soft drink sales of R$967.0 million compared to R$848.8 million in 2000 and R$393.9 million in 1999. In 2001, we had total net sales of R$6,525.6 million compared to R$5,250.3 million in 2000 and R$3,248.3 in 1999.

     Our total beverage installed capacity is around 128.6 million hectoliters, of which 84.1 million hectoliters are installed in Brazilian Beer facilities,
38.8 million hectoliters are installed in Brazilian Soft Drink facilities and the remaining 5.7 million hectoliters correspond to our total International Beer installed facilities.

     BRAZILIAN BEER.

     Beer is our core business and the largest contributor to our net sales. For the year ended December 31, 2001, beer sales accounted for 73.9% of our net sales, totaling R$4,824.5 million in net sales and sales volumes of 59.0 million hectoliters. We currently operate 11 beer and 14 mixed beer/soft drink plants in Brazil with an aggregate annual installed beer production capacity of approximately 84.1 million hectoliters. Our plants are located in all five regions in Brazil.

     Our beer brands are divided into three beer brand portfolios: SKOL, BRAHMA and ANTARCTICA. Each of these portfolios offers a variety of beers, including pilsner, lager, dark and non-alcoholic beers. SKOL PILSEN, BRAHMA CHOPP and ANTARCTICA PILSEN, which are all standard pilsen beers, are our core products and the flagship products of their respective brand portfolios, representing 54.0%, 27.5% and 14.8%, respectively, of our total beer product mix by volume in 2001. According to Impact, in 2000 the SKOL, BRAHMA CHOPP and ANTARCTICA PILSEN brands were the third, eighth and fifteenth most consumed brands of beer in the world, respectively. Our beer products are distributed through our SKOL, BRAHMA and ANTARCTICA third-party distribution networks, as well as through our own direct distribution network. The remainder of our beer sales are attributable to niche brands, all of which are also proprietary brands, with the exception of MILLER and CARLSBERG (both brands accounted for 0.4% of sales volume in 2001), which are produced under license from third parties. BOHEMIA for example, is the leading premium brand in Brazil with a market share of 1.2% as of December 2001, according to Nielsen. Development of this brand, which we recently relaunched, constitutes a significant step to develop the super premium segment in Brazil. This segment represented 5% of industry volumes in Brazil as of December 31, 2001, compared to 15% in Argentina and 25% in the United States, according to Nielsen. The pilsen segment represented 92.3% of industry volumes in Brazil as of December 31, 2001.

     The following table sets forth the market shares of our principal beer brand portfolios by volume in Brazil during the periods indicated:

BRAND                                        YEAR ENDED DECEMBER 31,
-----                                       ------------------------
                                              2001            2000
                                            --------        --------
SKOL PILSEN.............................     31.8%            30.2%
BRAHMA CHOPP............................     22.4%            22.6%
ANTARCTICA PILSEN.......................     14.4%            16.3%

----------
SOURCE:  Nielsen

     Our Skol portfolio includes SKOL PILSEN, SKOL ICE and CARLSBERG, which are pilsen beers, and SKOL BOCK and CARACU, which are dark beers.

     Our Brahma portfolio includes BRAHMA CHOPP and MILLER GENUINE DRAFT, which are pilsen beers, BRAHMA BOCK and MALZBIER, which are dark beers, BRAHMA EXTRA a strong-flavored pilsner beer, and BRAHMA LIGHT, a light beer.

     Our Antarctica portfolio includes ANTARCTICA PILSEN, BOHEMIA, ANTARCTICA PILSEN EXTRA, POLAR PILSEN, POLAR EXPORT, SERRAMALTE, ORIGINAL, ANTARCTICA PILSEN EXTRA CRISTAL and ANTARCTICA PILSENER CHOPP, which are pilsen beers, ANTARCTICA MALZBIER, which is a dark beer, POLAR EXPORT, which is a lager beer, and KRONENBIER, which is an alcohol-free beer.

     INTERNATIONAL BEER.

     Outside of Brazil, we have beer operations in Argentina, Venezuela, Paraguay and Uruguay through our controlling interests in CCBA S.A., located in Argentina, CA Cervecera Nacional (CACN), located in Venezuela, Cerveceria y Malteria Paysandu S.A. (Cympay) and Compania Salus (Salus), both located in Uruguay and CCBP, located in Paraguay. We have also entered into an agreement with Quilmes Industrial S.A. (Quilmes), which have beer operations in Argentina, Bolivia, Chile, Paraguay and Uruguay. Please see "--Joint Venture and Strategic Alliances".

     In addition, we export a small portion of our beer products. Our principal export beers are BRAHMA CHOPP and ANTARCTICA. Total exports represented less than 1% of our total net sales in 2001. Our total beer sales outside of Brazil accounted for 6.4% of our total net sales in 2001 compared to 4.6% in 2000.

     We began business in Argentina and Venezuela in 1994. Principal brands sold in these countries are BRAHMA CHOPP, BRAHMA BOCK, BRAHMA MALTA, MALTA CARACAS, CERVEZA NACIONAL and STOUT. During the third quarter of 2001, we launched BRAHMA LIGHT in Venezuela to take advantage of the remarkable growth of this segment that reached approximately 30% of the local beer market in one year. Also, we implemented direct distribution in Venezuela's capital city of Caracas, thereby significantly improving our point of sale coverage and execution.

     In July 2000, we formed a joint venture with Groupe Danone to purchase an interest in Salus, an Uruguayan beer and mineral water producer that produces PATRICIA NEGRA, PATRICIA GRAN CHOPP, MALTA SALUS, POMELO SALUS, NARANJA SALUS and SIDRA SALUS for sale in Uruguay.

     In February 2001, we purchased 95.4% of Cympay, a Uruguay-based malt, beer and water concern, for R$56.7 million. Cympay controls a malting facility with an annual production capacity of 81,000 metric tons, as well as the NORTENA and PRINZ beer brands. Cympay also controls a 78.4% stake of Fuente Matutina S.A., an Uruguayan company that produces mineral water. In addition to increasing our international presence, the purchase of Cympay also increases our vertical integration in malt, one of our most important raw materials in the production of beer. We also operate Malteria Uruguay through our wholly owned Argentine subsidiary, Malteria Pampa S.A.

     In July 2001, we acquired the operating assets of Cerveceria Internacional, a Paraguay-based brewery, for R$32.9 million. The assets of Cerveceria Internacional consist of a fully automated production line with an annual capacity of 300,000 hectoliters. Production at this plant began in November 2001.

     In May 2002, we announced our intention to enter into a strategic alliance with Quilmes. Please see "--Joint Ventures and Strategic Alliances".

     SOFT DRINKS.

     Sales of soft drinks represented approximately 14.8% of our net sales in 2001, totaling R$967.0 million in net sales and sales volumes of 18.5 million hectoliters. Soft drink exports represented less than 1% of our net sales in each of the last three fiscal years.

     We focus on a core soft drink portfolio that offers the following brands:
GUARANA ANTARCTICA, PEPSI and SUKITA orange soda. Our soft drinks are sold and distributed through our beer distribution network, which serves on-premise points of sale, as well as supermarkets. GUARANA ANTARCTICA is also sold in major fast-food outlets such as McDonald's.

     The following table sets forth the market shares of our leading soft drink brand (regular and diet), which compose our core portfolio by volume in Brazil during the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                                            ---------------------------
BRAND                                        2001                 2000
-----                                       ------               ------
Guarana Antarctica......................     8.0%                 7.7%
Pepsi...................................     4.3%                 3.9%
Sukita..................................     1.5%                 1.2%
Other brands............................     3.6%                 5.0%

----------
SOURCE: Nielsen

     Our Antarctica portfolio includes GUARANA ANTARCTICA (regular and diet version), SODA LIMONADA ANTARCTICA (regular and diet version), TONICA ANTARCTICA (regular and diet version) and Club Soda Antarctica.

     Our Pepsi portfolio includes PEPSI COLA, PEPSI LIGHT, DIET TEEM and
SEVEN UP.

     Our Brahma portfolio includes SUKITA, SUKITA LIGHT, GUARANA BRAHMA (regular and diet version), LIMAO BRAHMA and TONICA BRAHMA.

     NANC (NON-ALCOHOLIC AND NON-CARBONATED BEVERAGES).

     The NANC segment includes sales of mineral water, isotonic sport drinks and iced tea, which we sell and distribute through our beer distribution networks.

     As of May 2001, we own 100% of the share capital of Pilocomayo Participacoes S.A., which controls 100% of Fratelli Vita Bebidas Ltda. Fratelli Vita produces and markets the FRATELLI VITA brand of mineral water and the MARATHON brand of isotonic sport drinks. According to Nielsen, the Brazilian water market was 11.1 million hectoliters in 2001 and we had a 1.0% share of that market by volume.

     The isotonic beverage market is relatively new to Brazil, and the total market was approximately 0.3 million hectoliters in 2001, according to Nielsen. Our proprietary brand MARATHON is the second most popular brand in this market, with a 17.9% market share by volume in 2001, according to Nielsen. In December 2001, we extended our franchise agreement with Pepsi and incorporated the GATORADE brand into our portfolio. This agreement, which expires in 2017, is an extension of AmBev's current agreement with PepsiCo, signed in 1997, to produce and distribute Pepsi products in Brazil. This partnership reinforces AmBev's strategic target to grow its non-alcoholic beverages business. As of January 2002, we began producing and distributing GATORADE to supermarkets, the leading brand in this segment with a 75.8% market share.

     The Brazilian iced tea market was approximately 0.4 million hectoliters in 2001, according to Nielsen. We participate in the Brazilian iced tea market through a joint venture with Unilever Brasil Ltda., under which we have the exclusive right to sell LIPTON brand iced tea in Brazil. This brand is the market leader in the iced tea segment, with an estimated market share of 45.4% in 2001, according to Nielsen. Our principal competitor in this market is MATE LEAO, with a market share of 37.5% in 2001, according to Nielsen.

     OTHER PRODUCTS AND MALT.

     Our sales of other products are composed mainly of sales of by-products from beverage production and malt. Net sales of by-products contributed R$83.1 million in 2001, or approximately 1.3% of net sales. Net sales of malt amounted to R$67.1 million in 2001, or approximately 1.0% of our net sales.

DISTRIBUTION AND SALES

     DISTRIBUTION.

     We maintain an extensive third-party and direct distribution system, which has enhanced the penetration of our brands throughout Brazil. Control of a strong distribution network is currently an advantage in the Brazilian marketplace due to the large number of small points of sale and because the prevalence of returnable bottles, especially in beer, which must be transported both to and from the points of sale. The Brazilian beer market is characterized by a high proportion of on-premise consumption. According to Nielsen, approximately 70% of the beer sold in 2001 was consumed on-premise in bars, restaurants and small retail establishments, with the remaining 30% of sales from supermarkets. Because on-premise beer sales are typically delivered in returnable bottles (which, according to Nielsen, represented approximately 67.5% of beer packaging in 2001), the capital expenditures and the commitments necessary to develop an efficient bottling operation constitutes a significant barrier to entry in the Brazilian beverage industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has grown significantly in recent years and may continue to rise.

     We currently maintain three separate distribution networks composed of exclusive third party distributors and direct distribution. Combined, these distribution networks reach over one million individual points of sale in Brazil. We are currently in the process of introducing multiple-brand distribution (in which one distributor distributes two or more of our brands), while maintaining separate sales forces for each brand, which we believe is necessary in order to maintain the proper incentive structures within our sales forces. The consolidation of the three networks into a multi-brand system, both in direct and third-party sales, is expected to give rise to significant cost savings. At present, sales from multi-brand distributors, both direct and third party, represent approximately 24% of consolidated sales.

     We utilize the "pre-sell" system as our principal method of sales in Brazil. Under the pre-sell system, a separate sales staff obtains orders from customers prior to the time of delivery by trucks. The pre-sell system enables us to utilize our trucks more efficiently, since our route trucks can be loaded with precisely the amount needed to fill our customers' orders, and it also provides us with real-time information about the product and presentation needs of our customers as our sales staff relays order information to our distribution centers using hand-held computers. One of our major initiatives has been to continuously improve our distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, educate and motivate our distributor partners. The Excellence Program allows us to compare and contrast all third-party and direct distribution operations and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the BRAHMA and SKOL distribution network and in 1999 in the ANTARCTICA distribution network. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of service provided by these distributors. We also intend to expand our direct distribution system in large urban areas, thereby incurring additional selling expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this additional cost will be compensated for by additional revenue.

     Despite the growth of direct distribution, we believe that the continued development of both our exclusive third party and direct distribution networks, with continued separate sales forces, are fundamental to our success. We will continue to invest in both the third party and direct systems, including the exchange of best practices, to improve overall point of sale execution.

     THIRD-PARTY DISTRIBUTION NETWORK.

     Our third-party distribution network, currently the primary means of distribution for our products in Brazil, distributed approximately 71.0% of our volume for the year ended December 31, 2001. We have exclusive agreements with nearly 550 independent distributors who collectively cover all 26 states in Brazil and the Federal District. As we seek to improve efficiencies in our distribution network, including economies of scale, we will seek to consolidate our three distribution networks, while maintaining separate sales forces for each of our three main brands.

     Our distribution agreements require the distributor to carry exclusively our BRAHMA, SKOL and ANTARCTICA beer products, as well as our soft drink core portfolio, and grant the distributor exclusive rights to sell such products within a defined area. The distributors may distribute other products, provided that such products are not produced by our competitors, unless we expressly authorize it. Generally, these agreements have an initial term of between one and five years and are renewable for an additional term after which the contract may become open-ended. In addition, pursuant to our agreement with CADE, we are required to share our distribution network with Molson Bavaria brand and Dado Bier.

     The optimal number of distributors within an area is determined by considering, among other things, market needs, number of points of sale, geographic features and the availability of communications systems. Our sales volume is not concentrated in any one distributor within any particular region.

     Our third-party distributors pay for our products either in cash at time of delivery or through a credit arrangement. Credit terms are typically based on the distance between the distributor and plant, with one extra day to make payment for each 600 kilometers between the plant and the geographical region covered by the distributor. Our current average credit terms with our distributors is approximately one day. Credit is granted at prevailing market rates. We have an administrative team dedicated to providing support to our third-party distributors and improving the efficiency and reducing the costs of our third-party distributors. Under our Excellence Program we continually seek to optimize practices for cost reduction, sales effectiveness and customer service. We have also developed several other innovative programs aimed at improving our distribution network, such as educational programs at our in-house training academy for our in-house and third-party distribution personnel, and weekly sales force training through video satellite feeds containing market updates and information on our current strategic initiatives.

     DIRECT DISTRIBUTION SYSTEM.

     In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale, including for both on-premise and off-premise consumption. Our direct distribution system includes 45 direct distribution centers that together delivered approximately 29.0% of our beverage products by volume for the year ended December 31, 2001. We intend to continue expanding the number of brands handled by our direct distribution system in larger urban areas and expect direct sales to account for up to 50% of our sales by volume in the next several years.

     SALES.

        POINTS OF SALE.

     Our Brazilian sales operations are divided into five geographic regions and our products are sold in over one million points of sale throughout Brazil. We sell our beverage products throughout Brazil to:

     - retail establishments such as restaurants, bars and small- and medium-sized retail outlets, primarily for on-premise consumption; and

     -    supermarket chains for off-premise consumption.

     While over two-thirds of our beer sales are on-premise sales, approximately half of our soft drink sales are on-premise.

        TERMS OF SALE.

     Most of our sales are on a cash basis. Direct sales to selected customers, such as major supermarkets, fast-food restaurants, convenience stores, some of our third-party distributors and other major customers may be made on a credit basis, with terms of up to 21 days (the average term is of six days). The terms and other credit conditions will often depend on competitive factors and the strategic importance of the buyer.

        SALES FORCE.

     We maintain a separate sales force for each of our three beer brand portfolios, whose responsibilities are divided by geographic region. These sales forces monitor the performance of our products in several different ways, including evaluation of sales by brand, presentation (packaging) and distribution channel. When a given territory is handled by an exclusive, third-party distributor, the salesperson is an employee of the distributor. If the area is handled by our direct distribution, the salesperson is our employee. Sales personnel are offered various incentive packages designed to maximize volumes at given price levels and to prevent cannibalizing sales from our other brands.

     Our own dedicated sales representatives, also organized along product lines, are responsible for dealing with large clients such as supermarkets and fast-food chains throughout Brazil, irrespective of who handles the brand in a given area.

        PRICING.

     Since the Brazilian government deregulated beer prices in 1990, our pricing has generally been based upon a reference price issued periodically by our headquarters. The final selling price in each of our five market regions is based on the reference price, and takes into account local taxes and competitive pressures. Actual prices are reported daily through our information network, so that the corporate staff is able to monitor discount levels and detect market trends. When determining the reference price, we consider many factors, each of which varies in importance from time to time. These factors include general economic conditions, regional taxes, the success and profitability of our various product presentations, the prices of its competitors, the effects of inflation and the level of its costs. We work continuously with our point of sale retailers to promote competitively optimal pricing. There is currently no regulation of wholesale or retail beer or soft drink prices in Brazil.

     Sales of our products are not dependent upon any single customer. Our largest customer accounted for less than 3% of our total net sales in 2001.

     ADVERTISING AND PROMOTIONAL ACTIVITY.

     We advertise and promote our products through television and other media advertising campaigns, including billboards, and through the sponsorship of recreational events. In addition, we engage in various point of sale promotions, such as end-aisle displays and special contests, aimed at enhancing consumer preference for our brands. In certain competitively key outlets, we provide our point of sale establishments with branded furniture featuring our products' logos and distinctive color schemes, and, where competitively appropriate, promotional banners and posters advertising the pricing of our products at that establishment. These programs allow us to gain visual dominance of particular points of sale, strengthening our brand and encouraging customers to purchase our products.

     On May 24, 2001, we signed an agreement with the Brazilian Soccer Association, or CBF, for sponsorship of the Brazilian national soccer team. The GUARANA ANTARCTICA brand logo is displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, we may also run other promotions, use illustrated cans, points of sale merchandising materials and advertising campaigns, which may be extended to all of our beverage portfolio. We have chosen GUARANA ANTARCTICA as the soft drink brand to initiate our sponsorship campaign. We will pay the CBF a minimum of U.S.$10 million annually for 18 years. The amount payable by us may increase by up to double the minimum amount based upon the performance of our proprietary soft drink market share.

     A key marketing initiative has been the introduction into the Brazilian market of our custom-made coolers for use in points of sale focusing on on-premise consumption, especially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these coolers were introduced to the points of sale, most beer in Brazil was presented to consumers in refrigerators designed to chill soft drinks. Our special coolers, decorated to maximize the visual impact of our BRAHMA, SKOL, ANTARCTICA and BOHEMIA brands, chill our beer products to sub-zero (centigrade) temperatures and have been shown to significantly increase volume sales at their locations. Our coolers, however, depend on a consistent supply of electric power and Brazilian authorities have announced that they may be forced to reduce power supplies in the upcoming months due to reduced hydroelectric generation caused by recent droughts. To the extent these reductions affect our production of beer and soft drinks, as well as the operation of our coolers and the ability of retailers generally to deliver our products at the chilled temperatures our customers prefer, our sales could be negatively affected. To date, we have installed approximately 77,000 special coolers in key strategic locations. We plan to install another 43,000 in 2002 at strategically located and competitively significant points of sale.

     We regularly conduct market surveys to monitor the image of our products and the effectiveness of our marketing activities. Within the past few years we initiated several marketing plans, which were designed to assist in making commercial strategy decisions for each environment in which we compete. We also use a telephone service, the "Consumer Service Center," which enables us to listen to consumers' comments about our products and which receives approximately 20,000 calls per month from consumers. Communication with consumers is a major priority for us and has been improved by the creation of websites for each of our principal beverage brands.

     PRODUCT PRESENTATIONS.

     The substantial majority of our beer sales are made in 600 milliliter returnable glass bottles. In order to maximize sales and per capita consumption of our products, we examine sales data on a regular basis in an effort to develop a mix of product presentations to best satisfy our customers. The following table sets forth the historical presentations for our beer products (by volume):

                                                             YEAR ENDED
PRESENTATION                                                DECEMBER 31
------------                                         ---------------------------
                                                      2001     2000(1)   1999(1)
                                                     ------   -------   --------
Returnable glass bottles..........................     67%      70%       72%
Cans..............................................     27       25        23
Non-returnable glass bottles......................      3        4         4
Barrels (draft beer)..............................      2        2         1

----------
(1)  Reflects combined Brahma and Antarctica data.

     Packaging in the Brazilian beer market has been characterized by the predominance of returnable glass bottles. However, the cans segment grew after 1994 due to favorable foreign exchange rates, which made it cheaper to import aluminum used for can production, as well as the decision by some supermarkets to discontinue the sale of beer in returnable bottles. Aluminum can prices increased as a result of the devaluation of the real in January 1999. Beverage sales in cans are generally less profitable for us because of the lower margins attributable to non-returnable packages. Cans are particularly popular with supermarket vendors, primarily because they prefer not to allocate the additional space necessary to store returnable bottles.

     The soft drink industry in Brazil moved rapidly to the less-profitable, one-way plastic bottles and cans as opposed to returnable glass bottles during the early 1990's. The following table sets forth the packaging presentation of our soft drink products (by volume):

                                                             YEAR ENDED
PRESENTATION                                                DECEMBER 31
------------                                         ---------------------------
                                                      2001     2000(1)   1999(1)
                                                     ------   -------   --------
One-Way Plastic Bottles...........................     65%      63%       62%
Cans..............................................     24       23        19
Returnable Glass Bottles..........................      9       13        18
Post Mix..........................................      2        1         1

----------
(1) Reflects combined Brahma and Antarctica data.

     EXPORT SALES.

     Total exports of beer represented less than 1% of our total net sales in 2001. Total exports of soft drinks represented less than 1% of our net sales in 2001. For more information regarding our beer and soft drink exports see "--Our Products and Brands." We may explore opportunities to expand export sales of our beer and soft drink products to other Latin American countries and outside Latin America.

COMPETITION

     BEER.

     Beer manufacturers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits.

     Until July 1999, when Brahma and Antarctica came under our common control, the Brazilian beer market had three major producers: Brahma, which was the market leader through its BRAHMA and SKOL brands, followed by Antarctica, owner of the ANTARCTICA PILSEN and BAVARIA PILSEN brands (the latter of which we have since sold to Molson Inc. pursuant to our performance agreement with CADE), and Cervejarias Kaiser Brasil Ltda., or Kaiser, owner of the KAISER PILSEN brand (which was sold to Molson in March 2002). In December 2001, AmBev, Kaiser (now owned by Molson) and Molson accounted for approximately 85.1% of beer sales in Brazil, according to Nielsen. We are the leading producer in the Brazilian beer market, followed by Molson and Schincariol. The beer business in Brazil is characterized by strong competition among these major producers, with each engaging in intensive advertising and promotional campaigns, the introduction of new brands and the development of more convenient forms of packaging.

     The following table sets forth the estimated market shares, based on sales volume, of each major beer portfolio in Brazil for each of the periods indicated:

PORTFOLIO                                                                       YEAR ENDED DECEMBER 31,
-----------                                                          ---------------------------------------------
                                                                       2001         2000        1999        1998
                                                                     --------     --------    --------    --------
BRAHMA........................................................          22%          23%         22%         24%
SKOL..........................................................          32           30          27          24
ANTARCTICA....................................................          14           16          18          19
BAVARIA.......................................................           3            4           6           7
KAISER........................................................          14           14          15          16
SCHINCARIOL...................................................           9            9           8           7
Other.........................................................           6            4           5           4

----------
SOURCE:  Nielsen

     Molson entered the Brazilian beer market in 2000 with the purchase of the BAVARIA brand and related assets from us. See "The Combination and Brazilian Antitrust Approval". The BAVARIA brand held approximately 4% of the Brazilian beer market by volume in September 2001.

     Molson's recent purchase of Kaiser has made it our largest competitor. Kaiser was a joint venture created in 1982 by Heineken N.V., the Coca-Cola Company and 18 Brazilian Coca-Cola bottlers. Kaiser's product portfolio includes KAISER PILSEN, KAISER BOCK, KAISER GOLD, SUMMER DRAFT and HEINEKEN. Generally, Kaiser's prices are lower than ours in comparable market segments. With the support of Heineken and Coca-Cola, Kaiser has been, and we expect will remain, a significant competitor in our markets. Both brands represent 17.0% of the Brazilian beer market. We expect the new entity to become a significant competitor.

     Schincariol, which held approximately 9% of the Brazilian beer market by volume in December 2001, is a discount beer produced by Cervejaria Schincariol S.A. and is sold principally in the southeastern and northeastern region of Brazil. Schincariol's products are generally priced at a 30% discount to our and Molson's products. They plan to launch a new premium brand and increase advertising to leverage its market share from its current 9%.

     The remaining 6% of the Brazilian beer market by volume for the year ended December 31, 2001 was accounted for by small breweries and imported beers. Sales of imported beer are not significant in Brazil, due to the high costs of shipping beer to Brazil and an import tariff of 21.5% of the import price, except for products from Mercosur countries, which are duty-free. We estimate that imports accounted for less than 1% of total beer consumption by volume in 2001. However, several super-premium or global beer brands are being produced in Brazil under license, including our MILLER and CARLSBERG brands and HEINEKEN beer (produced by Molson). We estimate that in 2001 these beers produced under license in Brazil accounted for approximately 0.4% of total beer sales by volume.

     Our largest competitor in each of Argentina, Uruguay and Paraguay for the year ended December 31, 2001, was Quilmes, which, based on our estimates, held a majority of the beer market in each of those countries in 2001. In May 2002, we announced our intention to enter into a strategic alliance with Quilmes. See "--Joint Ventures and Strategic Alliances". Our largest competitor in the Venezuelan market is Polar, which, based on our estimates, held a substantial majority of the beer market in 2001.

     We distribute Miller under license in Brazil. The recent combination of South African Breweries plc and Miller, announced in May 2002, may impact this distribution agreement, although no discussions or agreement have taken place at this time.

     SOFT DRINKS.

     As with beer, soft drink manufacturers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions, cooling equipment and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits. In recent years, price discounting has been frequently used as a means of increasing market share.

     Coca-Cola is the market leader in the soft drink market. In December 2001, Coca-Cola had a market share of approximately 51% of the Brazilian soft drink market.

     Our core portfolio of soft drink brands (GUARANA ANTARCTICA, PEPSI and SUKITA) had a combined market share of approximately 17% in December 2001, according to Nielsen. The approximate remaining 32% of soft drink volume comes from hundreds of small regional companies who position their products, called tubainas, as low-price "B-brands," focusing on low-income consumers. The tubainas have a significant presence in the flavor segment, such as guarana, lemon, orange and grape. Although B-brands have become significant players in the consolidated soft drink market, we believe that it will be difficult for them to grow significantly beyond their current 32% market share, in part because B-brands will find it increasingly difficult to avoid payment of taxes if they increase in size. Improvements in tax collection will also put pressure on these manufacturers to register accurately sales invoices. The following table sets forth the estimated market shares, based on sales volume, of each major brand portfolio of soft drinks in Brazil for each of the periods indicated:

PORTFOLIO                                                                       YEAR ENDED DECEMBER 31,
-----------                                                          -------------------------------------------
                                                                      2001         2000        1999        1998
                                                                     ------       ------      ------      ------
COCA-COLA.....................................................        51%           50%         48%         49%
ANTARCTICA....................................................        10            10          11          12
BRAHMA........................................................         3             4           5           7
PEPSI.........................................................         4             4           5           6
Other.........................................................        32            32          32          26

----------
SOURCE:  Nielsen

     The Brazilian soft drink market has historically been divided into three pricing tiers, with COCA-COLA and GUARANA Antarctica occupying the top (highest-priced) tier due to significant brand preference. The second pricing tier consisted principally of our PEPSI, SUKITA and SODA LIMONADA products and Coca-Cola's SPRITE and FANTA products. The remaining soft drink brands and products, the B-brand tubainas, occupy the third tier. Beginning in the first half of 1999, some of Coca-Cola's Brazilian bottlers adopted a strategy of price discounting which changed the prior pricing structure of the market, as reflected in the table below, which shows the average prices for polyethylene terephthalate, or PET of the most popular soft drinks sold in the Brazilian market in December 2001:

BRAND                                                          PRICE (R$/2 LITERS)
-------                                                      -----------------------
COCA-COLA..................................................           R$1.88
SODA LIMONADA ANTARCTICA...................................             1.76
GUARANA ANTARCTICA.........................................             1.72
FANTA LARANJA..............................................             1.68
SEVEN UP...................................................             1.58
SPRITE.....................................................             1.58
PEPSI......................................................             1.56
SUKITA.....................................................             1.52
GUARANA BRAHMA.............................................             1.30

----------
SOURCE:  Nielsen

     Coca-Cola's price discounting in 1999 and early 2001 was partly a response to the growth in market share of B-brands, which had risen from 13% in 1993 to 32.1% in 2001, according to Nielsen, driven largely by low prices (B-brands sell at roughly half the price of premium brands), the use of large non-returnable packaging such as two-liter PET bottles, and strong marketing efforts by supermarkets. Despite the share growth of B-brands, premium brand volume sales rose 10% between 1995 and 2001, according to Nielsen, due in part to improved economic conditions in Brazil. Our strategy has been to protect our margins by avoiding the kind of price discounting engaged in by Coca-Cola, and to promote the use of returnable bottles, which generally are more profitable to manufacturers.

JOINT VENTURES AND STRATEGIC ALLIANCES

     In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. In December 2001 we expanded our partnership with PepsiCo to include the production, sale and distribution of GATORADE. This transaction is subject to review from CADE. Our PepsiCo franchise agreement expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms absent two years' prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

     In October 1999, we entered into a memorandum of understanding with PepsiCo pursuant to which PepsiCo agreed to license or sell our leading soft drink product, GUARANA ANTARCTICA, for bottling, sale and distribution by PepsiCo outside of Brazil.

     Since April 2000, when CADE approved the controlling shareholders' contribution, we have been working towards implementing the licensing or sale of GUARANA ANTARCTICA with PepsiCo and negotiating the specific terms and conditions of the licensing or sale of guarana concentrate or guarana soft drinks. We have started to sell Guarana Antarctica in Portugal, Puerto Rico and Spain through a franchising agreement with PepsiCo for the production (using our concentrate) and distribution of GUARANA ANTARCTICA. This venture represents less than 1% of our net sales. This agreement has similar terms and conditions to those we have been using in licensing agreements for Pepsi portfolio brands.

     On November 30, 2000, we announced the formation of a joint venture with Souza Cruz S.A. (a subsidiary of British American Tobacco p.l.c.) to manage the purchase of indirect materials that are non-strategic to the production process, and of services through a "B2B - Business to Business" portal over the Internet. The purpose of this initiative is to create benefits for the supply chain, choosing the best practices, optimizing processes, rationalizing costs and promoting the access of all and any suppliers to the purchasing companies, obtaining better competitive conditions and guaranteeing the transparency of the transactions.

     As part of our compliance with our performance agreement with CADE, we entered into a four-year agreement in September 2001 with Eduardo Bier Comercial de Produtos Alimenticios, or Dado Bier, to distribute Dado Bier beer in Brazil. We selected Dado Bier after conducting a public bidding process for the sharing of our distribution network in accordance with performance agreement. Dado Bier will pay a commission for using our distribution network.

     In May 2002, we announced a strategic alliance with Quilmes to integrate our operations in Argentina, Bolivia, Paraguay and Uruguay. Quilmes is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay and has a 10% share of the Chilean market with its brands QUILMES CRISTAL, PACENA, ANDES, NORTE, HEINEKEN (under license), PILSEN, BECKER, BALTICA AND BAVIERA, among others. It is also the main Pepsi bottler in Argentina (including GATORADE and TROPICANA) and Uruguay. It also has an association with Nestle Perrier Vittel in Argentina for the production and sale of the bottled water brands ECO DE LOS ANDES, GLACIAR and NESTLE PUREZA Vital. We have agreed to distribute the Quilmes brands in Brazil.

     We will contribute our beer producing assets in Argentina, Bolivia, Paraguay and Uruguay to Quilmes in exchange for 26.4 million new Class B shares to be issued by Quilmes. We will also, simultaneously, purchase 230.92 million Class A shares from Quilmes' controlling shareholders for U.S.$346.4 million (R$823.3 million, at the May 2, 2002 exchange rate). We will then hold 36.09% of voting rights in Quilmes and 37.5% of Quilmes' economic interest. However, pursuant to a shareholders agreement with Quilmes' controlling shareholders, we will have the right, as long as our participation in Quilmes does not fall below a certain threshold, to appoint 50% of the directors to the Quilmes board of directors, with the remaining 50% being appointed by Quilmes' controlling shareholders. Furthermore, pursuant to certain voting arrangements with Quilmes' controlling shareholders, we will have the right, with the same shareholder limitations, to cast the same number of votes that Quilmes' controlling shareholders have the right to cast at any Quilmes shareholders meeting, which effectively gives us and Quilmes' controlling shareholders joint control of Quilmes. The agreement allows the Quilmes controlling shareholders to exchange 373.52 million additional Quilmes Class A shares for AmBev shares in April of each year beginning in April 2003 until April 2009. We also have the right to elect the exchange of these shares for AmBev shares beginning in April 2009 and in April of each year thereafter. The strategic alliance with Quilmes is subject to the pending approval from antitrust authorities in Argentina. We expect that the combination of Quilmes' and our industrial assets in Argentina, Bolivia, Paraguay and Uruguay will allow for important synergies and cost savings. The combination of Quilmes' and our volumes is expected to result in significant savings in the purchase of raw materials.

     Heineken, which has been Quilmes' partner in a joint venture since 1984, decided to go to the arbitration tribunal of the International Chamber of Commerce in Paris to block our strategic alliance with Quilmes, arguing that it violates Heineken's right of first refusal to acquire the joint venture. Heineken has also applied simultaneously to the court in Luxembourg, where Quilmes is incorporated, for an interim injunction pending the award of the arbitration tribunal.

OTHER ACQUISITIONS AND DISPOSITIONS

     SALUS.

     On October 6, 2000, AmBev and Danone Group acquired 57.3% of the shares of Salus, the second largest brewer in Uruguay and the local mineral water market leader. This acquisition was made through a joint venture, in which Danone Group holds a 73.7% stake and AmBev holds the remaining 26.3%. Salus produces the PATRICIA beer brand and holds a 20% market share in Uruguay. Salus has 42% of the mineral water market in Uruguay.

     This acquisition involved two plants, one producing mineral water and another producing beer. In 1999, Salus produced 190,000 hectoliters of beer and 850,000 hectoliters of mineral water.

     CYMPAY.

     On February 14, 2001 AmBev exercised its option to acquire 95.437% of the total capital of Cerveceria y Malteria Paysandu S/A (Cympay). Shares were purchased from the German group Oetker (Eufra Holding AG) for R$89.0 million, including R$32.3 million in assumed debt. The rationale for this acquisition was to increase AmBev's international presence in beer as well as to secure additional malting capacity. AmBev now holds a 39.7% market share in Uruguay, including the PATRICIA brand as well as the NORTENA and PRINZ brands acquired in the purchase of Salus and Cympay, respectively. Additionally, Cympay increased AmBev's vertical integration in malt, one of the most important raw materials in beer production.

     Cympay operates in three business segments: beer, malt and mineral water. These business segments represented approximately 26%, 69% and 5% of 2001 net sales, respectively.

     PILCOMAYO.

     In May 2001, AmBev acquired, directly and indirectly (through Pati do Alferes Participacoes S.A.) 50.0% of voting and capital stock of Pilcomayo, increasing our interest in Pilcomayo to 100.0%, for R$30.5 million. The excess purchase price over the fair value of net assets totaled R$50.8 million and was allocated to intangible assets.

     PUBLIC OFFER FOR THE ACQUISITION OF SHARES OF ANTARCTICA POLAR.

     As of November 1, 2001, we had acquired outstanding minority interests in Industria de Bebidas Antarctica Polar amounting to R$98.4 million through a series of share repurchases that began in April 2001. These share repurchases increased our ownership in Polar to 98.1% of the voting capital (97.4% of the total capital).

     ACQUISITION OF INDUSTRIA DE BEBIDAS ANTARCTICA DO NORTE-NORDESTE ("IBANN").

     AmBev completed the merger of IBANN in November 2001. The amount paid to the minority shareholders who exercised their appraisal rights was R$242.2 million, equivalent to 27.9% of total capital. AmBev has now fully merged IBANN into the holding company, and the assets (including liabilities) were subsequently transferred to CBB, a wholly owned subsidiary of AmBev.

     OTHER RECENT RESTRUCTURING TRANSACTIONS.

     In 1997 we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil and at the same time acquired the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Item 4--Information about the Company--AmBev's Business Overview--Our Products and Brands--Joint Ventures and Strategic Alliances". We have also made a number of other smaller acquisitions in recent years.

     On June 11, 2001, CBB spun off its 99.9% interest in the voting and total share capital of Eagle to AmBev against a R$1,530.8 million reduction in the share capital of CBB without affecting the number of shares of CBB. The spin-off sought to optimize income and other tax benefits within our legal restructuring program. AmBev continued to own 100% of the voting and total share capital of CBB immediately after the spin-off.

     On July 10, 2001 we acquired the assets of Cerveceria Internacional in Paraguay for R$29.2 million consisting of one beer plant with an annual installed capacity of 300,000 hectoliters, representing 15.7% of Paraguay's annual beer consumption of 1.9 million hectoliters.

     On September 30, 2001, CBB issued 26,958,767 preferred shares to the minority shareholders of Cervejaria Aguas Claras S.A., or Aguas Claras, in exchange for 40.9% of the preferred shares and 3.0% of the total shares held in Aguas Claras. The former minority shareholder of Aguas Claras and current shareholder of CBB is a federal government regional development financing agency, Fundo de Investimentos do Nordeste--FINOR, which had extended lines of credit to Aguas Claras related to its investments in the Northeast region of Brazil and currently owns 0.44% of CBB's preferred shares.

     On November 6, 2000, we entered into agreement providing for the sale of Bavaria S.A. to Molson Inc. See "The Combination". Unless otherwise stated, the historical operating and financial data of Antarctica and of AmBev includes the operations of Bavaria through November 30, 2000. We entered into a six year agreement with Molson to distribute BAVARIA. Molson's acquisition of Kaiser does not directly affect the distribution agreement. However, Molson intends to terminate the distribution agreement to enter into a distribution agreement with the Coca-Cola Company. We are currently negotiating such termination.

     AmBev and Souza Cruz (BAT) signed a Memorandum of Understanding on November 30, 2000 regarding the formation of a joint venture to manage the acquisition of services and indirect materials (items not directly used in the production processes).

     Prior to Brahma's merger into Antarctica, we restructured the assets and liabilities of certain subsidiaries. The principal components of the restructuring were the transfer of substantially all the assets and liabilities of CRBS S.A., PepsiCo Engarrafadora Ltda. and Cervejarias Reunidas Skol to Brahma as of October 31, 2000.

     For further information on the acquisitions made during the year ended December 31, 2001, please refer to note 7 to the financial statements.

PRODUCTION AND AVAILABILITY OF RAW MATERIALS

     BEER AND SOFT DRINK PRODUCTION.

     Beer production involves several raw material and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called "malting." Malt is mixed with water, hops and corn grits or rice in the proportions necessary to obtain the desired taste. The resulting mixture is called wort. Wort is fermented with selected yeasts to produce beer, which is then filtered and bottled. In addition to these natural ingredients, delivery of the product to consumers requires packaging such as bottles, labels, crown caps and aluminum cans.

     As a result of significant capital investments in modernizing and expanding our physical plants over the past decade, we now have a number of technologically advanced production facilities. In addition, as a result of our relations with Miller and Carlsberg, we have access to production technology and processes used by other leading international beer producers. For example, we utilize a micro-filtration process used by Miller in producing MILLER GENUINE DRAFT beer, which has the result of prolonging the shelf life of draft beer without pasteurization.

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

     We believe that most of our supply agreements for raw materials contain standard commercial terms. We are not dependent on any one supplier for a significant portion of its raw materials and the loss of any one or limited group of suppliers would not have a materially adverse effect on its sources of supply. In the past five years, we have not experienced any material difficulties in obtaining adequate supplies of raw materials at satisfactory prices.

     For information on our production facilities, see "--Properties".

     RAW MATERIALS.

        BEER.

     The principal raw materials used in our production of beer are malting barley, corn syrup, rice, hops and water.

          BARLEY AND MALT. Malt requirements are met by local and international suppliers and our own malting facilities. In the recent past, we have purchased as much as 25% of our malt in international markets outside of South America, at prevailing market rates, which depend partially on the quality of the barley harvests, and the remaining 75% within South America. We have the ability to produce over half of our malt needs from our own malting facilities in Brazil, Argentina and Uruguay. We can either sell part of our malt production to third parties or use it in our own production. We contract our annual malt needs in the last quarter of the year for the following year's requirements.

          Market prices of barley and malt have been relatively volatile. For instance, the average price of malt for the three-month period ended September 30, 2001 was approximately U.S.$400 per ton, compared to U.S.$290 per ton during the three-month period ended March 30, 2000. We believe that having our own production facilities helps to partly offset this price volatility.

          HOPS. There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. We acquire hops from several international suppliers. Typical import contracts have a duration of three years.

          WATER. Water represents a small portion of raw material costs. Water needs to be treated both before its use in the production process and before disposal. We obtain our water requirements from lakes and reservoirs, from deep wells located near our breweries, from rivers adjoining our plants and from public utilities. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with its own quality standards and applicable regulations. As a result of advances in technology, we have reduced our water consumption per hectoliter produced. We do not foresee any shortage in our current water supply.

          All our facilities already have water treatment facilities and a conservation/productivity program has been implemented.

          OTHER. Substantially all other raw materials, including corn syrup and rice, are purchased locally.

        SOFT DRINKS.

     The principal raw materials involved in the manufacture of our soft drink products include concentrate (including guarana extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers. We also have a 505 hectare facility that provides us with 50 to 60 tons of guarana berries per year, or about 18% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region. We produce our own concentrates for soft drink production of our proprietary brands. The concentrate is mixed with sugar and carbonated water at our facilities. The concentrate for Pepsi soft drink products is purchased from PepsiCo. We produce all of the fruit juice pulp and concentrate that we use to produce fruit flavored soft drinks using fruit purchased from large commercial suppliers.

     PACKAGING.

     Packaging costs comprise the cost of non-returnable glass bottles, aluminum cans, steel kegs, labels, closures, crown caps and paper. The higher cost of glass bottles relative to aluminum cans is offset by their longer useful life.

     Our principal can suppliers are Latas de Aluminio S.A.-Latasa, Latapack Ball and Crown-Cork.

     We generally purchase all of the glass bottles used in packaging our beverage products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and soft drink products principally from local suppliers, Dixie/Toga and Grafica, a subsidiary of the Zerrenner Foundation. Closures and crown caps are principally purchased from Alcoa Aluminio and Petropar (in the case of closures) and from five other local suppliers. We also have a plant in Manaus to produce metal closures.

     Most of our plants have polyethylene terephthalate, or PET, blowing facilities provided by bottle manufacturers. PET is the material used to make one-way plastic bottles for soft drinks. On-site PET blowing allows for substantial savings in transportation and storage costs.

RESEARCH AND DEVELOPMENT

     We maintain a state-of-the art pilot brewery and laboratory at our plant in Guarulhos, staffed by 17 employees, to test new brewing processes and products. We conduct research regarding developments in the beverage market on an ongoing basis. Our process technology standardization program allows us to monitor production processes, standardize operations and train personnel. This provides us with increased control over our manufacturing processes. In addition, the productivity program identifies opportunities for operational and technological improvements in our facilities. The systematic monitoring of performance has enabled us to maximize our production facilities while reducing fixed and variable costs. We are actively engaged in agricultural research and development to improve the quality of the barley and guarana used in our beer and soft drink production. Agricultural research takes place on 41 hectares of land devoted to barley and 490 hectares of land devoted to guarana.

REGULATION

     GENERAL.

     Unlike many other countries, Brazil does not heavily regulate the production and marketing of alcoholic beverages. In Brazil, it is illegal to serve alcoholic beverages to persons under 18 years of age. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies, applicable to the production and marketing of soft drinks and non-carbonated beverages in Brazil. In addition, there are no licensing requirements for points of sale to sell our beer and soft drink products. For a description of the environmental regulations we are subject to, see "--Regulation--Environmental matters".

     ENVIRONMENTAL MATTERS.

     We are subject to federal, state and local laws and regulations in Brazil, Argentina, Venezuela, Uruguay and Paraguay relating to pollution, the protection of the environment, the management and disposal of hazardous materials and the cleanup of contaminated sites. In particular, these laws regulate, among other things, air and effluent emissions and require hazardous waste disposal sites to conform with environmental standards. Administrative, criminal and civil penalties, including cleanup costs, may be imposed for non-compliance with or liabilities under environmental laws.

     In addition to applicable laws, we are subject to compliance with World Bank environmental standards pursuant to a loan facility entered into with the International Finance Corporation, or IFC. As part of our compliance with these environmental standards, Brahma completed the upgrade of the wastewater treatment systems at its facilities in 1995. Currently, we maintain modern effluent treatment systems in each of our plants, which reduce organic effluents by 95%, as required by applicable legislation. In addition, much of our industrial waste, which is predominantly non-hazardous in nature, is either recycled or sold to third parties.

     In 1998, one of Antarctica's subsidiaries, Antarctica da Amazonia S.A., entered into an agreement with the Brazilian Federal environmental agency, IBAMA, under which it committed to maintain and preserve legally protected areas under Brazilian environmental laws and native species of Brazilian nut trees and rubber trees, which are part of the rural property of Fazenda Santa Helena, and not to use some herbicide and biocide products in the farming of guarana. Fazenda Santa Helena is a cultivation site for the guarana seed, which is used as the main raw material in the production of the guarana soft drinks. One of CBB's former subsidiaries, Industria de Bebidas Antarctica do NorteNordeste S.A., or IBANN, was the successor to Antarctica da Amazonia S.A.'s obligations under the agreement with IBAMA. After November 1, 2001, AmBev assumed IBANN's obligations under the agreement pursuant to the merger of IBANN into AmBev.

     Several years ago, we initiated an internal environmental policy program to help ensure compliance with environmental regulations and, beginning in 1995, established an integrated environmental management system by hiring and training environmental supervisors. After the combination, this policy was extended to Antarctica's plants. Our environmental department includes professionals who are exclusively dedicated to the environmental management of our plants, regularly reviewing and, if necessary, revising our environmental policies, conducting environmental evaluations of our plants and training our employees in environmental matters. In addition, we support environmentally friendly projects, including a recycling project and urban community education projects.

     For a number of years, Brahma and Antarctica have made, and we continue to make, significant capital expenditures to upgrade and maintain our facilities in compliance with applicable environmental laws and requirements. Recent expenditures incurred in Brazil, Argentina and Venezuela are as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                           2001          2000          1999         1998
                                                      ------------  ------------  -----------  ----------
                                                                        (R$ IN MILLIONS)
Property, plant and equipment......................         5.1           1.7           2.5          6.8
Waste treatment....................................        51.1          34.2          12.3         18.6

      Total........................................        56.2          35.9          14.8         25.4

     We expect to spend similar amounts as those spent in the year 2001 on maintaining and upgrading our facilities in upcoming years. Our budgeted environmental expenditures for the five-year period ending December 31, 2005 total R$238.0 million. However, additional operating costs and capital expenditures could be incurred if additional or more stringent requirements relevant to our operations are imposed.

     We believe that our current operations are in substantial compliance with applicable environmental laws and regulations. We are, however, currently engaged in litigation under Brazilian environmental laws and regulations relating to some of our facilities. See " Item 8 -- Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings -- Environmental Matters."

INTELLECTUAL PROPERTY

     TRADEMARKS.

     As of March 1, 2002, we had 1,037 trademarks registered with the Brazilian Institute of Industrial Property or INPI, and used third-party trademarks under specific license agreements (MILLER, CARLSBERG, GATORADE, PEPSI and LIPTON). All of these trademarks are protected in all material respects in Brazil. In addition, we have registered our main trademarks or initiated trademark registration processes in approximately 100 countries outside of Brazil, including Argentina, Venezuela, Uruguay, Paraguay, Portugal and the United States, in order to ensure protection of the names and logos.

     Our most important trademarks, including names and logos, are the following: AmBev, BRAHMA, BRAHMA CHOPP, SKOL, SUKITA, BRAHMA GUARANA, CARACU, LIMAO BRAHMA, MALZBIER, FRATELLI VITA, MARATHON, ANTARCTICA, ANTARCTICA PILSEN, BOHEMIA, GUARANA ANTARCTICA, POLAR PINGUIM, POLAR EXPORT, KRONENBIER, BARE, BARE-COLA and GUARANA CHAMPAGNE (registered in Brazil), GUARANA ANTARCTICA (registered outside of Brazil), SODA LIMONADA ANTARCTICA, AGUA TONICA ANTARCTICA, and NECTAR. There are no unregistered trademarks in Brazil which are material to our business. In Brazil, trademark registration has a term of validity of 10 years, after which it can be renewed for additional 10-year periods. The application for renewal of a trademark must be submitted to the INPI in the last year of validity of the trademark registration, or within six months after the trademark expiration date upon payment of an additional fee. INPI only refuses a renewal in the event that any third party argues that the trademark has lapsed due to lack of use during the prior five years, and such fact is deemed by the INPI to have been proven. We expect to apply for renewal of registration of all of its material trademarks, so as to avoid their expiration. We do not expect any of our material trademarks to lapse in the near future.

     We believe that our significant trademarks are protected in all material respects in the markets in which we currently operate.

ORGANIZATIONAL STRUCTURE

     AmBev is a holding company. The bulk of our operations are conducted through approximately 11 principal operating subsidiaries in four countries, with a total of approximately 18,136 employees as of December 31, 2001. The principal components of the restructuring completed to date have been the merger of Brahma into CBB (formerly Antarctica) on March 31, 2001 and the transfer of substantially all the assets and liabilities of CRBS S.A. and Cervejarias Reunidas Skol to CBB on January 21, 2002.

     The following chart illustrates the ownership structure of AmBev's principal subsidiaries as of December 31, 2001 based on voting share capital owned. For a complete list of our material subsidiaries, see Exhibit 8.1 to this annual report.

                            ORGANIZATIONAL STRUCTURE
                 AmBev and its Principal Operating Subsidiaries

[CHART]

     (1) 0.3% of total capital (non-voting preferred shares) owned by minority.
     (2) 50.0% of the voting shares and 34.5% of the total capital owned by a third party.
     (3) 1.9% of voting shares and 2.8% of the total capital owned by minorities.
     (4) 60.0% of the voting shares and total capital owned by CBB and 40% owned by Jalua.
     (5) 4.6% of the voting shares and total capital not owned by AmBev.
     (6) 49.8% of the voting shares and total capital not owned by AmBev.
     (7) 30.0% of the voting shares and total capital not owned by AmBev.

PROPERTY, PLANT AND EQUIPMENT

     Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Brazil, Venezuela, Argentina, Uruguay and Paraguay.

     We currently have 45 facilities, of which 38 are beverage plants, including 15 breweries (11 in Brazil, two in Uruguay, and one each in Argentina, Venezuela and Paraguay); seven soft drink plants which produce BRAHMA, PEPSI and ANTARCTICA brand soft drinks; and 15 mixed plants which produce both beer and soft drinks. Our aggregate beer and soft drink production capacity is 128.6 million hectoliters per year. In 2001, we utilized 69.5% of our beer and 47.6% of our soft drink capacity due to the strong seasonality of our business. Our total annual beer production capacity is 89.8 million hectoliters, of which 84.1 million hectoliters is in Brazil, 2.5 million hectoliters is in Argentina, 2.2 million hectoliters is in Venezuela, 0.7 million hectoliters is in Uruguay and approximately 0.3 million hectoliters in Paraguay. Our total soft drink production capacity is 38.8 million hectoliters, which includes the production of proprietary and PEPSI soft drinks.

     We also own and operate four malt plants, one of which is in Brazil, one in Argentina (Malteria Pampa S.A.) and two in Uruguay (Malteria Uruguay S.A. and Cympay S.A.)

     We also operate one concentrate plant, 490 hectares of agricultural land which we use for guarana production and research, and three barley growing facilities.

     In addition, we rent office facilities in Sao Paulo. The following is a list of our principal production facilities:

BRAZIL:

PLANT                                              TYPE OF PLANT
-----                                              -------------

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

Aguas Claras, Sergipe                              Mixed
Aquiraz, Rio Grande do Norte                       Mixed
Camacari, Bahia                                    Mixed
Cebrasa, Goias                                     Mixed
Cuiaba, Mato Grosso                                Mixed
Jaguariuna, Sao Paulo                              Mixed
Jacarepagua, Rio de Janeiro                        Mixed
Joao Pessoa, Paraiba                               Mixed
Nordeste, Pernambuco                               Mixed
Nova Rio, Rio de Janeiro                           Mixed
Manaus, Amazonas                                   Mixed
Minas, Minas Gerais                                Mixed
Teresina, Piaui                                    Mixed
Aguas Claras do Sul, Santa Catarina                Mixed

Astra, Ceara                                       Soft drinks
Curitibana, Parana                                 Soft drinks
Contagem, Minas Gerais                             Soft drinks
Jundiai, Sao Paulo                                 Soft drinks

PLANT                                              TYPE OF PLANT
-----                                              -------------

Olinda, Pernambuco                                 Soft drinks
Paulinia, Sao Paulo                                Soft drinks
Sapucaia, Rio Grande do Sul                        Soft drinks

Fratelli Vita, Bahia                               Water

Maltaria Navegantes-Porto Alegre                   Malt

INTERNATIONAL:

PLANT                                              TYPE OF PLANT
-----                                              -------------

CACN, Venezuela                                    Beer
CCBA, Argentina                                    Beer
CCBP, Paraguay                                     Beer
Patricia, Uruguay                                  Beer

Cympay, Uruguay                                    Mixed

Cympay, Uruguay                                    Malt
MUSA, Uruguay                                      Malt
Malteria Pampa, Argentina                          Malt

     We own all of our facilities and none of our plants are leased from third parties. The facilities and/or equipment in Agudos, Jacarei, Minas Gerais, Nordeste, Aguas da Serra, Aguas Claras (Sergipe), Aguas Claras do Sul, Nova Rio, Brasilia, Teresina, Goiania, Manaus, Montenegro, Aquiraz, Santa Catarina, Cebrasa, Curitiba, Natal, Jacarepagua, Jundiai and Sapucaia branches are encumbered by mortgages to secure long-term loans from the IFC, the Brazilian Economic and Social Development Bank, or BNDES, and other lenders. The mortgages were provided in connection with financing provided to Brahma and Antarctica to modernize their plants.

INSURANCE

     We insure our plants and equipment against damage or loss with reputable insurers. In addition, we carry product liability insurance. We do not carry business interruption insurance, which is not available in Brazil on terms that we consider to be commercially reasonable. We believe that the type and amount of insurance we carry conforms with market practices for Brazilian beverage companies and provides prudent levels of coverage for risks associated with our operations.

     We believe that our facilities are adequate in all material respects for the needs of its current and anticipated business operations. Our production, and the production of some of our key suppliers, is substantially dependent on a steady supply of electricity. Electricity shortages could therefore negatively affect our production capacity and harm our sales, particularly during the summer months when demand for our products is at its peak.

HISTORY AND DEVELOPMENT OF THE COMPANY

     For information on the formation of AmBev and the combination of Brahma and Antarctica, see "The Combination and Brazilian Antitrust Approval".

     Companhia de Bebidas das Americas - AmBev was incorporated as Aditus on September 14, 1998. AmBev is a publicly held corporation. Prior to July 1, 1999, it had no operations. On July 1, 1999, the controlling shareholders of Brahma and Antarctica agreed to contribute all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the controlling shareholders' contribution). AmBev is domiciled in Sao Paulo, SP, Brazil, and its principal executive offices are located at Avenida Maria Coelho Aguiar, 215, Bloco F, 6(degree) andar, CEP 05804-900, Sao Paulo, SP, Brazil, Tel.: (55-11) 3741-7000, e-mail: ir@ambev.com.br.

     AmBev is the accounting successor of Companhia Cervejaria Brahma. Brahma was founded in 1888 as Villiger & Cia., and prior to its merger into Antarctica was one of the oldest brewers in Brazil. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

     On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas. This transaction had no effect on AmBev's financial statements as each of the entities were wholly-owned by AmBev. The transaction did, however, permit AmBev to optimize the future use of tax loss carryforwards.

     As part of our ongoing corporate reorganization, we have performed a series of transactions that aim at increasing our vertical integration, reduce financial and operating expenses, provide a more adequate taxation structure and increase the transparency of the consolidated company by integrating operations and optimizing its legal structure. See "--Other acquisitions and dispositions".

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

     We have prepared our audited annual consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001 in Brazilian reais in accordance with accounting principles determined by Brazilian Corporate Law which differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The audited financial statements included elsewhere in this annual report have been prepared in accordance with Brazilian Corporate Law and include a reconciliation of net income and shareholders' equity to U.S. GAAP and a discussion of the reconciling differences in accounting principles and the presentation of the condensed balance sheets and statements of operations in Brazilian reais.

     For the year ended December 31, 2000, we prepared consolidated financial statements for AmBev using the U.S. dollar as the reporting currency in accordance with U.S. GAAP under SFAS No. 52, which we filed with the SEC. However, since that time we have changed the format of the financial statement that we will file with the SEC to follow Brazilian Corporate Law and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules. See "Accounting Periods and Principles".

     To facilitate comparison to prior filings with the SEC we will also file separately with the SEC on Form 6-K our consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001, using the U.S. dollar as the reporting currency in accordance with U.S. GAAP, under SFAS No. 52. We do not intend, however, to continue to file such U.S. GAAP statements prepared under SFAS No. 52.

     AmBev's discussion and analysis of its financial condition and results of operations are based upon its primary financial statements. As a result, the financial information and related discussion and analysis contained in this Item is in accordance with Brazilian Corporate Law and figures are in Brazilian reais, unless otherwise stated.

CRITICAL ACCOUNTING POLICIES

     Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

     -    Employee Benefits and the Consolidation of The Zerrenner Foundation

     -    Contingencies

     -    Deferred tax

     -    Slotting costs

     -    Pension and employee benefits accounting

     EMPLOYEE BENEFITS - AND THE CONSOLIDATION OF - THE ZERRENNER FOUNDATION

     The Zerrenner Foundation, one of our three controlling shareholders, provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in note 16 to the financial statements included elsewhere in this report. Prior to the combination with Antarctica, Brahma also provided the same benefits through the Brahma Welfare Foundation. The assets of the Brahma Welfare Foundation were merged with the Zerrenner Foundation on October 27, 2000 and the former ceased to exist.

     We can contribute up to 10% of our consolidated net income to support the Zerrenner Foundation. At December 31, 2001, the Zerrenner Foundation owned 22.7% of our voting shares and 10.6% of our total shares. See "Item 7 - Major Shareholders and Related Party Transactions".

        BRAZILIAN CORPORATE LAW ACCOUNTING

     The Zerrenner Foundation is a legally distinct entity for the purposes of Brazilian Corporate Law. Under Brazilian Corporate Law, we do not consolidate the assets and liabilities of the Zerrenner Foundation within our financial statements. Similarly, the assets and liabilities of the Brahma Welfare Foundation were not consolidated in Brahma's financial statements.

     Under Brazilian Corporate Law, we account for all benefit obligations provided by the company, including those in relation to the Zerrenner Foundation, in accordance with the release by the Brazilian Institute of Independent Auditors, or IBRACON of Accounting Standard and Procedure NPC No. 26, "Pensions and Post-retirement benefits" in December 2000. This requires the comprehensive recording of pension obligations and expenses on an actuarial basis. Accordingly, as permitted by NPC No. 26, we reduced shareholders' equity at December 31, 2001 to reflect the accumulated obligation for the actuarial liability to represent the contributions due to the Zerrenner Foundation by R$40.6 million (R$60.5 million, net of R$19.9 million deferred tax). Prior to the implementation of NPC No. 26, for the years ended December 31, 2000 and 1999, AmBev and Brahma expensed all pension and post-retirement contributions, including those made to the Zerrenner Foundation, directly to the statement of operations on an accrual basis without recognition of the actuarial obligation.

     Furthermore, an actuarial valuation prepared with the objective of equalizing the participant benefits required us to contribute an additional R$75.8 million, which was charged to income for the year ended December 31, 2001.

        U.S. GAAP ACCOUNTING

     Under U.S. GAAP, the assets of the Zerrenner Foundation are considered to be plan assets and all assets and liabilities of the Zerrenner Foundation are consolidated within AmBev. These assets would not be distributable to shareholders in the event of a bankruptcy. A substantial part of these assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share under U.S. GAAP.

     Under U.S GAAP, we account for post-retirement benefits in accordance with SFAS No.106 "Employees Accounting for Post-retirement Benefits and Other Obligations". We have recorded an accrued liability, based on independent actuarial reports at the end of each period, for the retirement element of the obligations applicable to the Zerrenner Foundation.

     CONTINGENCIES

     The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period. The most significant of these are as follows:

        LEGAL CONTINGENCIES

     We are currently involved in certain legal proceedings, as discussed in "Item 8 - Financial Information - Legal Proceedings". In the future, management may make decisions which impact the structure, operations, and staffing of the company, which may result in further claims. Fundamental changes in economic conditions may also result in similar restructuring strategies. We have recorded liabilities on pending litigation based on estimates of the amounts and the range of the losses. Unless impacted by changes in accounting standards and practices, we intend to continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. However, our assumptions and estimates may change in the future based on our assessment of any given situation, which may result in changes in future provisioning for legal claims.

        LABOR CLAIMS

     Management is required to make estimates of the potential losses on outstanding labor claims based on the advice of external legal counsel on the likelihood of successful outcome. Where we are informed that there is a probable chance that we will lose any given case, we record provisions against these exposures. The Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees against us or our subsidiaries. These claims relate principally to dismissals, severance, health and safety, supplementary retirement benefits and other matters.

        CLAIMS FROM DISTRIBUTORS

     We are currently in litigation with certain former distributors over breach-of-contract claims made against us. The majority of these claims were initiated between 1996 and 2000, with most arising as a result of terminations effected as part of the integration of Brahma and Antarctica following the combination in July 1999. Please refer to "Item 8 - Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings" for more information on these cases. In almost all cases, we terminated the contracts in the normal course of business for low sales volumes, failure to meet guidelines of the contract, or our general restructuring of the distribution network.

        TAX CONTINGENCIES

     The complexity of the Brazilian corporate fiscal environment often results in disputes over a number of different taxes. We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes which we do not believe are constitutional. As discussed in note 17 to our financial statements, we have accrued the costs for the resolution of the losses when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue and income taxes and are described in detail in the financial statements. The estimates are developed in consultation with external legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

        UNRECOGNIZED EXPOSURES

     We have not provided for every potential legal or tax claim, but only for those that we consider to be probable of resulting in an unfavorable outcome based on external legal advice. We have estimated the total value of the unrecorded exposures to be R$1,000.0 million at December 31, 2001. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worse case scenario develop, and we were subject to losses on all cases, our net impact on the statement of operations would be an expense of this amount.

     DEFERRED TAX

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

     In October 2000, after conducting certain tax restructuring initiatives, we decided that we would no longer provide deferred tax on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are only taxable on remission to Brazil. At that time, we did not intend to remit these earnings to Brazil in the foreseeable future, and instead took the position that we would be able to plan effectively for their eventual remittance without incurring a respective tax liability when such remittance became foreseeable. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings and we have not therefore recorded a liability for such taxes in our financial statements.

     We acquired Pepsi Cola Engarratadora Limitada ("Pepsi") in October 1997 as part of our franchise agreement with PepsiCo International Inc. At the date of purchase, Pepsi and its affiliate had net operating tax losses of approximately R$313.0 million available for offset. Pursuant to the purchase agreement, in the event we use such tax loss carryforwards within a five-year period from the date of purchase in October 1997, we will be required to reimburse 80% of these amounts to Pepsi. In both our Brazilian Corporate Law and our U.S. GAAP financial statements, as 20% of the tax loss carryforwards (R$62.6 million) are not subject to the reimbursement provisions, we recorded this amount as an asset at December 31, 1997. Until 2000, this deferred tax asset, in addition to further losses incurred in the Pepsi business, was fully provided for, as we were not confident that realization of this asset was more likely than not to occur. During 2000, we released the valuation allowance against the 20% portion of these losses following a major restructuring in order to utilize these credits (see note 6 to the financial statements) and therefore recognized the deferred tax assets. The remaining 80% of these tax loss carryforwards (R$250.4 million) have not been recognized as deferred tax assets. Although the requirement to reimburse these amounts to Pepsi expires in October 2002, we have no plans within the foreseeable future to utilize these losses.

     SLOTTING COSTS

     In order to obtain more prominent and accessible shelf space for our products, we often pay distributors and retailers to place our products in premium positions. These payments typically take the form of cash payments or additional product. Pursuant to Brazilian Corporate Law, these payments have historically been accounted for as marketing expenses in our statement of operations.

     We are aware that under U.S. GAAP there are different interpretations of the accounting for slotting costs, as demonstrated by the release of the Emerging Issues Task Force issue 01-09 by the Financial Accounting Standards Board, requiring that these costs be recorded as an offset to net sales. Under U.S. GAAP, we have recorded these expenses within revenue for the year ending December 31, 2001. For the years ending December 31, 2000 and 1999, before the release of EITF 01-09, we had accounted for these costs within marketing expenses in a manner similar to Brazilian Corporate Law. We have reclassified these amounts in these periods under U.S. GAAP to revenue to facilitate easier comparison with the results for December 31, 2001. This difference in classification for all years reported in the financial statements between Brazilian Corporate Law and U.S. GAAP directly impacts our reported margin.

     We intend to continue to invest in product placement and will continue to recognize these costs as marketing and selling expenses pursuant to Brazilian Corporate Law.

     PENSION AND EMPLOYEE BENEFITS ACCOUNTING

     Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to our pension and employee benefit plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, our actuarial consultants also use subjective factors, such as withdrawal, turnover and mortality rates, to estimate these factors. The actuarial assumptions we use may differ materially from our actual results, due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

     Together with our actuarial consultants, we are currently reviewing the discount rates used to account for the pension and employee benefit plans in light of the recent development of a secondary bond market in Brazil for high-grade, long-term government securities. Insufficient evidence was available at December 31, 2001 to support a change in the discount rates until such time a more mature market has developed and conclusive studies are performed. In the event the higher rates of return offered by these securities are deemed to be consistent with the requirements of SFAS No. 87, and subsequent interpretations, for the selection of discount rates for measurement of defined benefit obligations, we may choose to adopt such rates at a later date. These differences may result in a significant impact to the amount of pension expense we record in the future.

NEW ACCOUNTING STANDARDS UNDER BRAZILIAN CORPORATE LAW

     In December 2000, IBRACON issued a technical standard regarding the accounting for pension plans and other post-employment benefits for employees, which establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees. The standard, which was also approved by the CVM, is effective for 2002 and impacts our financial statements as of December 31, 2001. This standard requires comprehensive recording of pension expenses and obligations on an actuarial basis instead of, as is currently required, based on the accrued contributions for the relevant year. We have the option to record the full effects of this change in accounting policy directly against retained earnings at December 31, 2001 or prospectively through earnings over a five year period. We have elected to recognize the effect against retained earnings at December 31, 2001. The impact of this accounting development is discussed further in the critical accounting policies.

U.S. GAAP RECONCILIATION

     Our net income in accordance with the Brazilian Corporate Law method was R$784.6 million in 2001, R$470.2 million in 2000 and R$322.3 million in 1999. Under U.S. GAAP, we would have reported net income (loss) of R$840.1 million in 2001, R$879.2 million in 2000 and R$(173.7) million in 1999.

     Our shareholders' equity in accordance with the Brazilian Corporate Law method was R$3,363.4 million in 2001, R$3,076.9 million in 2000 and R$1,606.4 million in 1999. Under U.S. GAAP, we would have reported shareholders' equity of R$2,839.9 million in 2001, R$2,378.2 million in 2000 and R$1,628.7 million in 1999.

     The principal differences between the Brazilian Corporate Law method and U.S. GAAP that affect our net income (loss) in 1999, 2000 and 2001, as well as shareholders' equity at December 31, 1999, 2000 and 2001, relate to the treatment of the following items:

     - The combination of the two predecessor companies Brahma and Antarctica, which was accounted for in a manner similar to a pooling-of-interest under Brazilian Corporate Law, was treated as an acquisition by Brahma of Antarctica for the purposes of U.S. GAAP;

     - For the purposes of Brazilian Corporate Law, Brazil ceased to be an high inflationary economy on January 1, 1996, as opposed to January 1, 1998 under U.S GAAP. Accordingly, we continued to use inflation accounting in our U.S. GAAP financial statements for the period from January 1, 1986 to December 31, 1997, which impacted our permanent assets (property, plant and equipment, investments, and deferred charges) and shareholders' equity;

     - The Zerrenner Foundation, which provides medical, dental, educational and social assistance to current and former employees, has been consolidated for the purposes of U.S. GAAP to reflect the significant influence that AmBev exerts over the investment decisions of the Zerrenner Foundation, in recognition that benefits it does provide are almost exclusively to our current and former employees. Under Brazilian Corporate Law, we have not consolidated the Zerrenner Foundation. See " - Critical Accounting Policies - Employee Benefits - The Zerrenner Foundation";

     - Pension plan expenses, which were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under the Brazilian Corporate Law method, are required to be fully recorded on an actuarial basis under U.S. GAAP. Under NPC No. 26 released by IBRACON in December 2001, Brazilian Corporate Law will also require the recognition of obligations under pension and post-retirement benefits on an actuarial basis as from December 31, 2001; and

     - There are a number of expenses and charges which can be capitalized and deferred under Brazilian Corporate Law, which are expensed on an accrual basis under U.S. GAAP.

     Our audited financial statements included elsewhere in this report provides for a fuller description of these differences and a reconciliation of net income and total shareholders' equity from Brazilian Corporate Law to U.S. GAAP.

ACCOUNTING ASPECTS OF THE COMBINATION

     Prior to July 1, 1999, the date of the combination of Brahma and Antarctica and the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. For legal purposes, AmBev was created by the merger of Brahma and Antarctica and became the successor company as at that date. For purposes of Brazilian statutory, legal and accounting records, we accounted for the combination in a manner similar to a pooling-of-interests in accordance with Brazilian Corporate Law. Under this accounting method, the recorded assets and liabilities of Brahma and Antarctica were carried over to AmBev's consolidated financial statements at their historical amounts. The combination did not qualify for a pooling-of-interests under U.S. GAAP, for which purposes the combination was recorded using the purchase method of accounting. For U.S. GAAP purposes, AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of and for the year ended December 31, 1999 are the financial statements of Brahma as of such date and for such period. As described in note 2(a) to the financial statements, the financial statements of AmBev as of any date and for any period ending after December 31, 1999, reflect the combination of Brahma and Antarctica. The impact of these differences has been included in the reconciliation to U.S. GAAP in note 18 to the financial statements.

OTHER ACQUISITIONS AND DISPOSITIONS

     On November 1, 2001, the shareholders of AmBev and the minority shareholders of Industria de Bebidas Antarctica Norte-Nordeste ("IBANN"), a subsidiary of CBB, consummated a share exchange and approved the acquisition of the remaining interest (35.0%) in IBANN by AmBev. For every share of IBANN held, shareholders received 0.848241138 shares of AmBev. The same exchange ratio was applied to both preferred and voting shares. AmBev issued 526,210,199 shares, of which 96,712,635 were common shares and 429,497,564 were preferred shares in exchange for 17.1% and 45.4% of the common and preferred shares the minorities held in IBANN and recorded a capital increase of R$298.3 million. The share exchange ratio was determined based on an independent valuation of the respective equity of AmBev and IBANN.

     On December 10, 2001, we announced that we would pay R$242.2 million to the minority shareholders of IBANN who exercised their appraisal rights in lieu of accepting the share exchange. Under Brazilian Corporate Law, we accounted for this as a separate transaction, in effect a share buy-back, and recorded it as a reduction in treasury shares. Under Brazilian Corporate Law, no goodwill was recognized on this transaction, although a capital gain of R$18.2 million was recognized in the income statement to reflect the difference in the net book value of the assets pertaining to the minority shareholders and the appraised book value calculated in the previous three months. This was eliminated for U.S. GAAP purposes. See note 18.1(d) to the financial statements included elsewhere within this report. For the purposes of U.S. GAAP, we believe that this transaction was inseparable from the acquisition itself and that the capital paid to IBANN minority shareholders was part of the consideration for the purchase. Together with different valuation methodologies for both the fair value of consideration and the fair value of net assets, the result was that, for U.S. GAAP purposes, we recognized goodwill totaling R$24.9 million. The goodwill arising in U.S. GAAP has been included as a reconciling item to U.S. GAAP in note 18.1(d) to the financial statements included elsewhere in this report.

     Between June and December 2001, we also acquired 11,328,000 preferred shares in Astra for a total consideration of R$57.9 million, which increased our total interest in Astra to 65.5% (50% of the voting capital) and gave rise to goodwill of R$28.9 million. Principally, this goodwill arises from the valuation we placed on certain tax planning initiatives, as well as other operational synergies.

     On November 6, 2000, we entered into stock and distribution agreements providing for the sale of Bavaria S.A. to Molson Inc. See "The Combination and Brazilian Antitrust Approval--Brazilian Antitrust Approval". The total consideration for the sale was R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million is payable to us by Molson subject to the Bavaria brand reaching certain market share thresholds. We have not recorded this as an asset on the balance sheet. A further discussion of the thresholds and respective consideration is included in note 11(b) to the financial statements. Unless otherwise stated, the historical operating and financial data of AmBev includes the operations of Bavaria through October 31, 2000. For the year ending December 31, 2000, Bavaria accounted for R$22.3 million of our net sales. Since our financial statements as at and for the year ending December 31, 1999 are those of the predecessor company Brahma only, no sales of the Bavaria brand, formerly part of Antarctica, are included in the consolidated financial statements included elsewhere herein.

     In 1997, we acquired Pepsi and PCE Bebidas Ltda., Pepsi bottlers in southern and southeastern Brazil and at the same time acquired the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. Under Brazilian Corporate Law, the shareholders equity of these bottlers at the date of acquisition was zero, and since we paid a nominal amount for the business, no goodwill was recognized. Under U.S. GAAP, however, the acquisition gave rise to R$43.8 million of goodwill as of December 31, 1997 (which is being depreciated over a 10-year period). This was due to a variation between the two methodologies in the valuation of the net assets of the businesses. In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Item 4--Information on the Company--Business Overview--Our Products and Brands--Joint Ventures and Strategic Alliances". We have made a number of other smaller acquisitions in recent years which are discussed in note 7 of the financial statements.

SYNERGIES FROM THE COMBINATION OF BRAHMA AND ANTARCTICA

     We began to realize synergies from the combination of Brahma and Antarctica, beginning in the second quarter of 2000, which have consisted of the following:

     - Production synergies, obtained by optimizing logistics and production facilities such as bottling lines. Since the combination was approved by the antitrust authorities in April 2000, we closed down four soft drink plants, with the volume produced by these plants mostly being reallocated to our other plants;

     - Distribution synergies resulted from the transfer of best practices among Brahma, Antarctica and Skol third-party and direct distribution networks through our Excellence Program, resulting in overall lower distribution costs per hectoliter and improved execution in the point of sale;

     - Administrative cost savings resulted from the combination since we closed Antarctica's head office and rationalized redundant administrative facilities and personnel. Also, we combined the regional (commercial) sales structures of Antarctica and Brahma;

     - Purchasing synergies were realized by implementing best practices in global sourcing and taking advantage of our increased bargaining power; and

     - We used part of Brahma's cash to pay down a substantial portion of Antarctica's short-term debt which had higher interest costs. Also, our credit profile improved relative to that of Antarctica.

EFFECT OF DIRECT DISTRIBUTION ON RESULTS OF OPERATIONS

     Historically, both Brahma and Antarctica distributed their products through exclusive third-party distribution networks. See "Business--Distribution and Sales". In the second half of 1997, Brahma began to implement the direct distribution of its products. For the year ended December 31, 2001, direct distribution represented 28.9% of our sales volumes, compared to 21.6% in 2000.

     As the proportion of our net sales made through direct distribution rises, our results of operations are affected as follows:

     - NET SALES INCREASES. Net sales made through direct distribution are greater than net sales made through third parties. Under direct distribution, we receive a higher price for our products since third-party distribution fees are not applicable when we sell the product ourselves. Freight costs, absorbed by us when we sell to third-party distributors are not deducted when sales are made under direct distribution. Since these costs are deducted from gross sales, the effect of greater direct distribution is an increase in net sales.

     - WE INCUR TRANSPORTATION COSTS. When we sell our products directly, we incur freight costs in transporting our products between our plant and the point of sale, which are included in our cost of sales under U.S. GAAP and in our selling expenses under Brazilian Corporate Law.

     - OUR SELLING EXPENSES INCREASE. Under the third-party distribution system, the salesperson is an employee of the distributor, while under direct distribution, the salesperson is our employee. As direct distribution grows, we incur additional selling expenses from the hiring of additional employees which are offset by the increase in net sales.

     - OUR WORKING CAPITAL NEEDS INCREASE. Under our direct distribution system, we extend limited credit to some points of sale, based on market rates with terms ranging from two to ten days. Accordingly, as we increase direct distribution to the points of sale, our receivables increase.

FOREIGN CURRENCY EFFECTS

     We have significant amounts of U.S. dollar-denominated liabilities and operating expenses denominated in or linked to U.S. dollars. However, substantially all of our revenues are generated in reais.

     The devaluations of the real have had the following effects on our results of operations:

     - As of December 31, 2001, approximately 44% of our total costs of sales was linked to U.S. dollars. The significant devaluations of the real have had an unfavorable effect on the cost of packaging such as cans and PET bottles as well as imported raw materials. Historically, we have been able to raise prices to partially offset the cost increase. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our costs increases, or to recover such costs increases in future periods.

     - The translation effects of our U.S. dollar transactions (i.e., cash, cash equivalents, trading securities, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income and financial expense in our statements of operations. For 2001, we recorded a R$282.3 million net foreign exchange loss, net of foreign exchange gains and results of gains and losses on foreign currency and interest rate swap activities, compared to a R$113.5 million loss in 2000 and a R$80.0 million loss in 1999.

     We have policies designed to manage financial market risks that we believe partially protected our net assets from the significant devaluations. We entered into foreign currency and interest rate swap contracts to offset losses generated by our U.S. dollar based loans, which were effective in mitigating the significant losses which would otherwise have been recorded at the time of the significant devaluations in 2001 and 1999. These foreign currency risk management policies are designed to take advantage of tax benefits as the gains mostly accrue in offshore, tax-exempt entities, whereas the foreign exchange losses are tax deductible.

TAXES

     TAXES ON INCOME.

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The composite statutory rates applicable for the respective periods were 34% in 2001, 34 to 37% in 2000, and 33% to 37% in 1999. The range of statutory rates in 1999 and 2000 were the result of changes in the social contribution rates applied during those periods. For 2001, 2000 and 1999, our effective tax rate was a charge of 1% in 2001, and benefits of 124% and 5% in 2000 and 1999, respectively.

     The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been (i) benefits arising from tax-deductible payments of interest on shareholders' equity whereas the interest is charged directly to shareholders' equity, (ii) certain non-deductible expenses (primarily tax contingency provisions and reversals), (iii) different foreign tax rates and tax planning measures, (iv) valuation allowances against net operating losses and reversals, (v) non-taxable benefits arising from State value-added incentive programs, and (vi) re-filings of tax returns following changes in interpretation of certain deductions.

     TAX LOSSES AVAILABLE FOR OFFSET.

     We had tax loss carryforward assets available for offset of R$765.1 million at December 31, 2001. Income tax losses available for offset in Brazil (88.0% of our gross losses at December 31, 2001) do not expire, however, the annual offset is limited to 30% of taxes payable.

     In October 2000, we implemented a major restructuring of our operating companies in Brazil in order to optimize our income tax losses enabling us to recognize a benefit in income of R$82.5 million from the Brahma group companies and R$445.2 million from the Antarctica group companies. During 2000, we also restructured our holdings in certain offshore entities, primarily investment companies based in Uruguay, as a tax planning measure, which increased net income by an additional R$267.6 million.

     New legislation was introduced in the third quarter of 2001 to subject offshore earnings to income tax in Brazil regardless of whether earnings have been remitted to Brazil and to restrict tax planning measures that have been available to companies in Brazil, and that we have made use of in the past. Although we do not believe that earnings that have been accumulated offshore will be taxed, our access to effective tax planning measures may be restricted in the future.

     TAXES ON SALES - RECOGNITION OF BENEFIT.

     A long standing tax dispute was decided in favor of Brazilian taxpayers on May 29, 2001 (and published on June 11, 2001) at an arbitration session of the appellate court. As a result of the decision, we reversed part of the provision for Social Integration Program tax (PIS), a tax on gross revenues, which increased our twelve-month period ended December 31, 2001 income by R$123.8 million, and which was recorded in provisions for contingencies and liabilities associated with legal proceedings.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

     The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2001 and 2000:

                                                                             CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                       -------------------------------------------
                                                                         2001              2000           % CHANGE
                                                                       --------          --------         --------
                                                                          (R$ IN MILLIONS, EXCEPT VOLUME AMOUNTS,
                                                                             PERCENTAGES AND PER SHARE AMOUNTS)
Sales volume - 000 hectoliters.....................................      80,789            81,988(3)          (1.4)
Net sales..........................................................     6,525.6           5,250.3             24.3
Net revenue per hectoliter - R$/hl.................................        80.8              64.0            (26.3)
Cost of sales......................................................    (3,366.2)         (2,843.7)            18.4
Gross profit.......................................................     3,159.4           2,406.6             31.3
  GROSS MARGIN (%).................................................        48.4%             45.8%
Selling, general and administrative expenses
  Selling and marketing  expenses..................................      (707.8)           (578.5)            22.4
  Direct distribution expenses.....................................      (467.8)           (337.0)            38.8
  General and administrative expenses, including directors' fees...      (351.5)           (373.0)            (5.8)
  Depreciation and amortization of deferred charges(1).............      (256.5)           (202.3)            26.8
                                                                       --------          --------
                                                                       (1,783.6)         (1,490.8)            19.6
                                                                        1,375.8             915.8             50.2
Provisions for contingencies.......................................       (33.9)           (269.2)           (87.4)
Net financial income (expenses)....................................      (503.1)           (324.0)            55.3
Other operating income, net........................................        47.2               3.9          1,110.3
Net financial income (expenses)....................................      (503.1)           (324.0)            55.3
                                                                       --------          --------
Operating income...................................................       886.0             326.6            171.3
  OPERATING MARGIN (%).............................................        13.6%              6.2%
Net income.........................................................       784.6             470.2             66.9
EPS - R$/000 SHARES(2).............................................       20.42             12.19             67.5

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

(1) Does not include depreciation recorded on production assets which is recorded within Cost of sales, nor amortization of goodwill within Other operating income, net.

(2)  Calculated based on year end numbers of shares, excluding treasury shares.

(3)  Volumes include Bavaria (79,308 thousand hectoliters excluding Bavaria).

MARGIN ANALYSIS

     The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2001 and 2000:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                         -------------------------
                                                                                           2001             2000
                                                                                         --------         --------
                                                                                           (%)               (%)
Net sales.......................................................................          100.0             100.0
Cost of sales...................................................................          (51.6)            (54.2)
Gross profit....................................................................           48.4              45.8
Selling and marketing expenses..................................................          (10.8)            (11.0)
Direct distribution expenses....................................................           (7.2)             (6.4)
General and administrative expenses, including directors' fees..................           (5.4)             (7.1)
Depreciation and amortization of deferred charges...............................           (3.9)             (3.9)
Provision for contingencies.....................................................           (0.5)             (5.1)
Other operating income, net.....................................................            0.7               0.1
Net financial income (expenses..................................................           (7.7)             (6.2)

Operating income................................................................           13.6               6.2

FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

     The following table sets forth certain financial highlights by business segment for the years ended December 31, 2001 and 2000:

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                  2001                               2000
                                                                  ----                               ----
                                                     BEER      SOFT DRINKS     OTHER      BEER    SOFT DRINKS   OTHER
                                                     ----      -----------     -----      ----    -----------   -----
Net sales                                           5,238.9          967.0     319.6    4,288.1         848.8   113.5
Cost of sales                                       2,475.7          662.7     227.8    2,169.9         564.3   109.5
                                                    -------          -----     -----    -------         -----   -----
Gross profit                                        2,763.2          304.3      91.8    2,118.1         284.5     4.0
Selling and marketing expenses                       (538.2)        (153.0)    (16.6)    (478.0)        (90.5)   (9.9)
Direct distribution expenses                         (362.7)         (92.8)    (12.3)    (242.8)        (88.0)   (6.2)
General and administrative expenses                  (327.0)         (17.5)     (7.0)    (342.8)        (21.8)   (8.4)
Depreciation and amortization                        (206.4)         (35.4)    (14.7)    (159.3)        (39.6)   (3.4)
                                                    -------          -----      ----    -------         -----   -----
                                                    1,328.9            5.6      41.2      895.2          44.5   (23.9)

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

     NET SALES.

     Net sales increased by 24.3% for the year ended December 31, 2001 to R$6,525.6 million from R$5,250.3 million in the same period in 2000. This increase was primarily as a result of the growth of the beer and soft drink segments in Brazil, through standardization of best practices within the Skol, Brahma, and Antarctica distribution networks, in addition to improved revenue management. A shift in the packaging mix and a higher percentage of direct distribution had a positive influence on net sales per hectoliter in 2001.

     BEER

     Net sales of beer increased by 22.2% for the year ended December 31, 2001 to R$5,238.9 million from R$4,288.1 million in the same period in 2000, primarily as a result of pricing initiatives, improved revenue management and better execution at the point of sale in the Brazilian operations. Strong performances in Argentina and Venezuela, as well as the introduction of operations in the Paraguayan and Uruguayan markets, also contributed to this increase in net sales.

     BRAZILIAN BEER SALES. Net sales increased by 19.3% for the year ended December 31, 2001, to R$4,824.5 million from R$4,044.2 million in the same period in 2000, mainly as a result of pricing initiatives. During the year, consumer prices for our three main brands, SKOL, BRAHMA and ANTARCTICA increased 15.7%, 14.7% and 18.6%, respectively. Other reasons for the growth in net sales of Brazilian beer include the increase in the proportion of direct sales, further initiatives in sales force training to help standardize and improve point of sale procedures, and a shift in mix toward non-returnable packaging which increased net sales per hectoliter.

     INTERNATIONAL BEER SALES. Net sales outside of Brazil increased by 69.9% for the year ended December 31, 2001 to R$414.4 million from R$243.9 million in the same period of 2000. Sales volume increased 16.4% to 3.3 million hectoliters in the international markets in 2001. This growth was achieved through market share gains in Argentina and Venezuela, which at December 31, 2001 attained 16% and 10% respectively, as a result of the introduction of direct distribution centers in major cities. These distribution centers were essential in assuring a better point of sale execution in both markets. Volume growth was also achieved through new product launches, particularly the successful introduction of Brahma Light into the Venezuelan market. Further growth in net sales was also achieved through the additional volume sales in new international markets, Paraguay and Uruguay, where operations commenced in October 2000 and February 2001, respectively.

     An increase in the proportion of one-way packaging to 82.5% of sales volume in 2001, compared to 73.7% in 2000, and higher levels of direct distribution in the cities of Buenos Aires and Caracas, both contributed to a growth in net sales per hectoliter and also increased net sales in the international market.

     SOFT DRINKS

     Net sales increased by 13.9% for the year ended December 31, 2001, to R$967.0 million from R$848.8 million in the same period in 2000 as a direct result of our strategy to focus on AmBev's core brands - Guarana Antarctica, Pepsi and Sukita - and leverage point of sale execution from the high volume beer brands. Sales volume for all soft drinks increased by 7.4%, while our core brands volume increased by 17.0%. Net sales per hectoliter were also affected by an increase in one-way packaging to 90.8% of sales volume in 2001, compared to 86.7% in 2000, as well as higher levels of direct distribution, contributing to the overall growth in net sales.

     COST OF SALES.

     Total cost of sales increased by 18.4% for the year ended December 31, 2001 to R$3,366.2 million from R$2,843.7 million in the same period in 2000. In 2001, increases in packaging and raw material costs contributed most to the increase in cost of sales. These increases were primarily the effect of the 18.7% devaluation of the real in 2001, as 44% of our costs were U.S. dollar-denominated in 2001. Total cost of sales, excluding depreciation, increased to R$3,008.8 million in 2001, which is 22.5% above the same period in 2000. Packaging costs per hectoliter, which mainly includes costs associated with aluminum cans and PET bottles, and raw material costs per hectoliter, principally malt, sugar and hops, together represented 71.1% and 70.2% of the total cost of sales in 2001 and 2000, respectively.

     The negative impact of the devaluation of the local currency on cost of sales was partially offset by synergies from the integration of the operations of Antarctica and Brahma, which resulted in productivity and efficiency improvements, and the shutdown of five of our soft drink plants that lowered fixed costs. As a percentage of our net sales, cost of sales decreased to 51.6% in 2001 from 54.2% in 2000.

     The following table sets forth the total cost breakdown, and cost of sales per hectoliter:

                                                                              COST BREAKDOWN
                                                   ------------------------------------------------------------------
                                                      2001          2000         2001         2000         % CHANGE
                                                   ---------      --------     --------     --------     ------------
                                                        (R$ IN MILLIONS)              R$/HL(1)               (%)
Raw material...................................        869.8         736.8         10.8          9.0         20.0
Packaging......................................      1,522.3       1,258.8         18.8         15.4         22.1
Labor..........................................        218.9         191.6          2.7          2.3         17.4
Depreciation...................................        357.4         386.9          4.4          4.7         (6.4)
Other..........................................        397.8         269.6          4.9          3.3         48.5
TOTAL COST OF SALES............................      3,366.2       2,843.7         41.7         34.8         19.8
Cost of sales excluding depreciation...........      3,008.8       2,456.9         37.2         30.1         23.6

----------
(1)  Includes sales volume of beer and soft drinks only.

     BEER

     The devaluation of the real was the main reason for the increased costs, as it effectively increased the price of U.S. dollar-denominated commodities, such as cans and malt. Cost of sales for beer increased 14.1% for the year to December 31, 2001 to R$2,475.7 million from R$2,169.9 million in the same period in 2000. In Brazil, cost of sales of beer increased by 10.4% for the year ended December 31, 2001 to R$2,274.8 million from R$2,061.1 million in the same period in 2000, and in cost of sales per hectoliter of 15.9%, to R$38.6 from R$33.3, for the same periods. International operations cost of sales increased 63.3% for the year to December 31, 2001 to R$200.9 million from R$123.0 million in the same period in 2000, and in cost of sales per hectoliter of 40.1%, to R$60.1 from R$42.9, for the same periods. In addition to the effect of the devaluation, the increases in sales volumes and the shift in the packaging mix toward non-returnable containers contributed to the increase in costs per hectoliter sold. However, as a percentage of sales, cost of sales for beer decreased from 50.6% in 2000 to 47.3% in 2001, as the increased costs were off-set by additional margin generated through synergies and fixed cost savings, obtained particularly through the strategies initiated after the combination of Brahma and Antarctica.

     SOFT DRINK

     Cost of sales for the soft drink segment increased by 17.4% for the year ended December 31, 2001 to R$662.7 million from R$564.3 million in the same period in 2000. The principal reason for this increase was the devaluation of the real, which effectively increased the price of U.S. dollar-denominated commodities.

     GROSS PROFIT.

     Gross profit increased by 31.3% for the year ended December 31, 2001 to R$3,159.4 million from R$2,406.6 million for the same period in 2000. Gross margins rose to 48.4% in 2001 from 45.8% in 2000. Gross profit grew principally due to improved net sales per hectoliter caused by the pricing initiatives on the key beer brands as well as the realization of synergies and fixed cost savings from the integration of Brahma and Antarctica. These benefits were partially offset by the negative impact of the devaluation of the real on U.S. dollar-denominated costs.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses increased by 22.4% for the year ended December 31, 2001 to R$707.8 million from R$578.5 million, as a result of additional investments in brand equity, including the Guarana Antarctica sponsorship of the Brazilian national soccer team and the Pokemon and Friends of Nature campaigns. As a percentage of net sales, selling and marketing expenses decreased to 10.8% for the year ended December 31, 2001 from 11.0% in the same period in 2000.

     DIRECT DISTRIBUTION EXPENSES

     Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products. Direct distribution expenses increased by 38.8% for the year ended December 31, 2001 to R$467.8 million from R$337.0 million in the same period in 2000. This growth was mainly due to higher direct sales, which accounted for 28.9% of total sales volume in 2001, compared to 21.6% during 2000. Although the increase in direct distribution results in higher net sales since we sell directly to the retailer, it also results in more extensive transportation and storage expenses. As a percentage of net sales, direct distribution expenses increased for the year ended December 31, 2001 to 7.1% from 6.4% for the same period in 2000.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses, including directors' fees, declined 5.8% for the year ended December 31, 2001 to R$351.5 million (R$330.0 million excluding directors fees) from R$373.1 million (R$364.0 million excluding directors fees) due principally to initiatives in processes optimization, such as SAP implementation, completed in 2001, and a corporate restructuring, with the creation of a Shared Services Center (SSC), located at the Jaguariuna plant in Sao Paulo. By rationalizing administrative operating activities, we expect to recognize the benefit of further process efficiencies in the short term, and faster implementation of new technologies in the medium term. Director's fees increased for the year ended December 31, 2001 to R$21.5 million from R$9.0 million in the same period in 2000.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by 26.8% for the year ended December 31, 2001 to R$256.5 million from R$202.3 million in the same period in 2000. This increase reflects both the intensification of our sub-zero coolers placement at strategically located and competitively significant points of sale and the expansion of our direct distribution network.

     PROVISIONS FOR CONTINGENCIES

     Net provisions for contingencies charged to the statement of operations amounted to R$33.9 million for the year ended December 31, 2001. This represents a decrease of 87.4% from the R$269.2 million charged in the same period in 2000.

     The principal components of the provision in 2001 include R$37.9 million for losses on obsolete bottles and crates and R$37.4 million against legal exposures relating to a modification of the PIS/COFINS tax base in Brazil. Further legal issues arising in 2001 resulting in exposures include R$23.8 million attributable to the principal and fines for a pending tax issue relating to the payment of IPI and ICMS taxes, as well as R$17.1 million relating to labor and other legal issues. Included also within provisions in 2001 is R$16.1 million for losses of the sale of the assets from Belem and Simoes Filho plants. All provisions for other items accounted for R$18.5 million.

     These charges were offset by the reversal of R$123.8 million of revenue tax
(PIS) provisions in the year ended December 31, 2001, all of which had been accrued in previous periods.

     OTHER OPERATING INCOME (EXPENSE), NET

     Other operating income, net increased by 1,110.3% for the year ended December 31, 2001 to R$47.2 million from R$3.9 million in the same period in 2000. This increase is mainly composed of foreign exchange gains in our subsidiaries abroad, which totaled R$35.0 million for the period ended December 31, 2001, compared to R$12.6 million for the same period in 2000.

     FINANCIAL INCOME AND FINANCIAL EXPENSES

     Our financial income consists not only of interest income, but also of foreign exchange gains and gains on derivatives, including foreign currency swaps and forward contracts. Our financial expenses consist of interest charges on debt, but also include Brazilian financial transaction taxes and bank charges, interest on contingencies, and foreign exchange losses, principally on debt, and losses on derivatives, including cross currency interest rate swaps and forward contracts.

     Financial income decreased by 4.2% for the year ended December 31, 2001 to R$358.4 million from R$374.0 million in the same period in 2000. Financial expenses increases by 23.4% for the year ended December 31, 2001 to R$861.5 million from R$698.0 million in the same period in 2000. Net financial expenses, therefore, increased by 55.3% for the year ended December 31, 2001 to R$503.1 million from R$324.0 million in the same period in 2000. This was principally due to an increase in net debt at the year ended December 31, 2001 of R$865.7 million to R$2,030.3 million from R$1,164.6 million recorded at December 31, 2000. The cost of servicing this debt has therefore increased, resulting directly in the 23.4% increase in financial expenses. The increase in net debt was principally associated with the issues of the Japanese Yen 39,060 million syndicated loan and the U.S.$500.0 million 10-year Senior Loan Notes during 2001. These funds were used in part for capital expenditures during 2001 of R$529.4 million, the acquisition of minority interests in IBANN of R$242.2 million and dividends and interest attributable to shareholders equity of R$313.4 million.

     OPERATING INCOME.

     Operating income increased by 171.3% for the year ended December 31, 2001 to R$886.0 million from R$326.6 million in the same period in 2000.

     This increase was primarily the result of a 31.3% increase in gross profit as a result of the pricing initiatives on the key beer brands, as well as the realization of synergies from the combination of Brahma and Antarctica, which partially offset the impact of higher U.S. dollar-denominated costs in local currency due to the devaluation of the real.

     Total operating expenses, however, only increased by 9.3% for the year to December 31, 2001 to R$2,273.4 million from R$2,080.0 million in the same period in 2000. This was as a result of administrative cost saving initiatives in 2001 as well as the provision recorded in 2000 in operating expenses against legal exposures of R$269.2 million, significantly reducing operating profit in that year.

     NON-OPERATING INCOME (EXPENSE), NET.

     Non-operating income (expense) increased by 85.7% for the year ended December 31, 2001 to R$107.3 million from R$57.8 million in the same period in 2000. The principal items within non-operating income (expense) were the utilization of sales tax credits accumulated from 1989 to 1998, to pay federal excise taxes (IPI) in Polar and income tax of Brahma and Antarctica, accounting for R$68.8 million. Additionally, there was a R$26.0 million gain related to revenue taxes (PIS), paid in prior years. Included also is a benefit of R$14.3 million realized from the merger process of the minority interests in IBANN and our participation in Salus.

     INCOME TAX BENEFIT (EXPENSE).

     Taxes on income amounted to a charge of R$52.0 million for the year ended December 31, 2001, compared to a tax benefit of R$405.4 million in the same period in 2000. At statutory income tax rates, the provision for income tax and social contribution would have amounted to R$284.3 million in 2001. Tax deductions due to the payment of interest on own capital generated tax savings of R$96.7 million, while non-taxable gains generated in subsidiaries abroad resulted in a benefit of R$151.5 million in 2001, compared to R$267.6 million in 2000. In 2000, we benefited from some tax restructuring initiatives, particularly the creation of CBB. This allowed us to recognize deferred tax assets of R$162.7 million. Other items accounted for an expense of R$15.9 million in 2001.

     STATUTORY DISTRIBUTIONS AND CONTRIBUTIONS.

     Provisions for employee and management profit sharing increased by 51.3% for the year ended December 31, 2001 to R$81.3 million from R$53.7 million in the same period in 2000. This amount relates to variable remuneration of employees and executives, and is a performance based bonus aligned with AmBev's corporate goals, established by the Board of Directors, including, among others, certain Economic Value Added ("EVA") targets. According to AmBev's by-laws, the profit sharing payments cannot exceed 10% of net income for employees and 5% for executives. During 2001, AmBev contributed R$75.8 million to the Zerrenner Foundation, to ensure that the Foundation's future actuarial obligations were fully funded and expensed this amount directly to income.

     MINORITY INTEREST.

     Minority shareholders in our subsidiaries shared in losses of R$0.3 million for the year ended December 31, 2001, compared to earnings of R$265.9 million in 2000.

     NET INCOME.

     Net income increased by 66.9% for the year ended December 31, 2001 to R$784.6 million from R$470.2 million in the same period in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

     The table below sets forth the consolidated financial highlights of AmBev for the year ended December 31, 2000 and Brahma, the predecessor (see "-Accounting Periods and Principles"), for the year ended December 31, 1999, respectively:

                                                                               CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                        -----------------------------------------------
                                                                           2000              1999           % CHANGE
                                                                        ----------        ----------     --------------
                                                                          (R$ IN MILLIONS, EXCEPT VOLUME AMOUNTS,
                                                                             PERCENTAGES AND PER SHARE AMOUNTS)
Sales volume - 000 hectoliters.......................................       81,988(3)         51,663               53.5
Net sales............................................................      5,250.3           3,248.3               61.6
Net revenue per hectoliter - R$/hl...................................         64.0              62.9                5.2
Cost of sales........................................................     (2,843.7)         (1,905.1)              49.3
Gross profit.........................................................      2,406.6           1,343.2               79.2
   GROSS MARGIN (%)..................................................         45.8%             41.4%
Selling, general and administrative expenses
   Selling and marketing  expenses...................................       (578.5)           (350.7)              65.0
   Direct distribution expenses......................................       (337.0)           (225.5)              49.4
   General and administrative expenses,  including directors' fees...       (373.0)           (206.9)              80.3
   Depreciation and amortization of deferred charges(1)..............       (202.3)            (95.4)             112.1
                                                                          --------            ------
                                                                          (1,490.8)           (878.5)              69.7
                                                                             915.8             464.7               97.1
Provision for contingencies..........................................       (269.2)            (51.2)             425.8
Net financial income (expenses)......................................       (324.0)           (129.3)             150.6
Other operating income, net..........................................          3.9              66.3              (94.1)
Net financial income (expenses) .....................................       (324.0)           (129.3)             150.6
                                                                          --------            ------
Operating income.....................................................        326.6             350.4               (6.8)
   OPERATING MARGIN (%)..............................................          6.2%             10.8%
Net income...........................................................        470.2             322.3               45.9
EPS - R$/000 SHARES(2)...............................................        12.19             46.66              (73.9)

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

(1) Does not include depreciation recorded on production assets within cost of sales

(2)  Calculated based on year end numbers of shares, excluding trasury shares

(3)  Volumes include Bavaria (79,308 thousand hectoliters excluding Bavaria).

MARGIN ANALYSIS

     For the year ended December 31, 2000 we fully consolidated the operations of Antarctica on a line-by-line basis. Results for the year ended December 31, 1999 reflect the operations of Brahma only. The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the periods indicated:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                       -------------------------
                                                                                         2000             1999
                                                                                       --------         --------
                                                                                         (%)               (%)
Net sales.......................................................................        100.0            100.0
Cost of sales...................................................................        (54.2)           (58.6)
Gross profit....................................................................         45.8             41.4
Selling and marketing expenses..................................................        (11.0)           (10.8)
Direct distribution expenses....................................................         (6.4)            (6.9)
General and administrative expenses, including directors' fees..................         (7.1)            (6.4)
Depreciation and amortization of deferred charges...............................         (3.9)            (2.9)
Provision for contingencies.....................................................         (5.1)            (1.6)
Other operating income, net.....................................................          0.1              2.0
Net financial income (expenses).................................................         (6.2)            (4.0)
Operating income................................................................          6.2             10.8

FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

     The following table sets forth certain financial highlights by business segment for AmBev for the year ended December 31, 2000 and Brahma, the predecessor, for the year ended December 31, 1999:

                                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------------------------------
                                                            2000                                  1999
                                             ----------------------------------     ---------------------------------
                                                             SOFT                                  SOFT
                                               BEER         DRINKS       OTHER        BEER        DRINKS       OTHER
                                             --------     ---------     -------     --------     --------     -------
Net sales.............................        4,288.1         848.8       113.5      2,741.0        393.9       113.4
Cost of sales.........................        2,169.9         564.3       109.5      1,461.3        364.0        79.7
                                             --------     ---------     -------     --------     --------     -------
Gross profit..........................        2,118.2         284.5         4.0      1,279.7         29.9        33.7
Selling and marketing expenses........         (478.0)        (90.5)       (9.9)      (292.0)       (47.5)      (11.2)
Direct distribution expenses..........         (242.8)        (88.0)       (6.2)      (164.4)       (57.0)       (4.1)
General and administrative expenses...         (342.8)        (21.8)       (8.4)      (181.9)       (13.0)      (12.0)
Depreciation and amortization.........         (159.3)        (39.6)       (3.4)       (75.0)       (17.5)       (2.9)
                                             --------     ---------     -------     --------     --------     -------
                                                895.2          44.5       (23.9)       566.4       (105.2)        3.5

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING

     NET SALES.

     Net sales increased by 61.6% for the year ended December 31, 2000 to R$5,250.3 million from R$3,248.3 million in the same period in 1999. This increase was primarily a result of the consolidation of Antarctica in 2000, but also reflected underlying volume growth and improved net sales per hectoliter in the main beer and soft drinks segments in the Brazilian market.

     Additionally, the increases in net sales also resulted from the success in the implementation of strategies aiming at improvements in the execution at the point of sale and in the increased efficiency in the distribution network, as well as the focus on the single soft drinks portfolio since August 2000.

Further volume growth was realized as a result of improvements in the distribution infrastructure in Argentina and Venezuela.

     Among the drivers that contributed to the net sales per hectoliter growth was the shift in packaging mix toward non-returnable containers commencing in 2000, particularly aluminum cans that became more prominent in 2001.

     BEER

     Net sales of beer increased by 56.4% for the year ended December 31, 2000 to R$4,288.1 million from R$2,741.0 million in the same period in 1999, primarily as a result of the consolidation of Antarctica, but also as a result of increases in beer sales volumes and pricing.

     BRAZILIAN BEER SALES. Net sales in Brazil increased by 60.3% to R$4,044.2 million from R$2,522.2 million in the same period in 1999. This was principally caused by the consolidation of the Antarctica results in 2000, reflected in the annual volumes growth of 43.9% in 2000. In addition to the consolidation of Antarctica, sales volume increased due to the growth of the beverage market resulting from the more favorable economic environment in Brazil in 2000. Improvements in our sales and distribution practices, including a significant increase in direct distribution as well as the introduction of our proprietary beer cooling equipment for use in retail establishments focused on on-premise consumption, contributed to the increase in beer sales volume. Our local beer operations grew market share in an expanding market. However, while sales volumes of Skol and Brahma beer products increased, sales volumes of Antarctica beer products declined from Antarctica's 1999 sales volumes.

     Our net sales per hectoliter of beer sold in Brazil increased 4.8% for the year ended December 31, 2001 to R$65.3 from R$62.3 in 1999. The increase in net sales per hectoliter resulted largely from the increase in our direct distribution, as well as improvements in revenue management and better execution at the point of sale.

     INTERNATIONAL BEER SALES. Net sales in international markets increased by 11.5% to R$243.9 million from R$218.8 million in the same period in 1999. Sales in Argentina and Venezuela combined represented approximately 4.6% and 6.7%, respectively, of our total consolidated net sales in 2000. In Argentina, our beer sales volume increased by 12.4% in 2000, primarily due to improved point of sale execution and direct distribution of Brahma products in Buenos Aires. Net sales per hectoliter in Argentina remained relatively stable at R$74.8/hl. In Venezuela, our beer sales volume increased by 9.8% in 2000 as a result of Venezuela's economic recovery from a sharp recession in 1999 and the implementation of a direct distribution network. Net sales per hectoliter in Venezuela decreased 2.4%, from R$107.2/hl in 1999 to R$104.6/hl in 2000.

     SOFT DRINK

     Net sales of soft drinks increased by 115.5% for the year ended December 31, 2000 to R$848.8 million from R$393.9 million in the same period in 1999. Sales volumes of soft drinks increased by 102.2% in 2000. In addition to the consolidation of Antarctica, which increased the net sales of the Guarana brands, soft drink sales volumes increased due to the growth of the Brazilian beverage market resulting from the more favorable economic environment in Brazil in 2000. Our net sales per hectoliter of soft drinks sold in Brazil in 2000 was R$49.4/hl, compared to R$46.3/hl in 1999. This 6.7% increase in net sales per hectoliter resulted largely from an increase in direct distribution.

     To better develop the soft drink and other non-alcoholic beverages businesses, we created a dedicated division during 2000, segregating the soft drinks and beer operations and reinforcing its focus on the domestic beverage market. This division sets its own policies and strategies, using our production and logistics structure. The strategy implemented in 2000 concentrated on determining specific goals for the entire organization in relation to the soft drink segment, focusing on and investing in premium brands as well as adjusting its price policies for some types of packaging formats.

     COST OF SALES.

     Cost of sales increased by 49.3% for the year ended December 31, 2000 to R$2,843.7 million from R$1,905.1 million in the same period in 1999, principally as a result of the consolidation of Antarctica but also due to higher key brand sales volumes and increased costs of some of our principal raw materials, including malt and aluminum cans. In 2000, increased packaging costs resulted from the beginning of a shift toward non-returnables in the packaging mix, since non-returnables represented 24.7% of total sales volumes compared to 23.7% in 1999, impacting both beer and soft drinks. This trend in packaging mix continued during 2001.

     However, as a percentage of net sales, cost of sales decreased significantly to 54.2% for the year ended December 31, 2000 from 58.6% for the same period in 1999. This decrease was primarily due to synergies from the operational integration of Antarctica and Brahma, which resulted in improvements in production efficiencies at our industrial units and distribution, as well as additional cost savings by significantly reducing fixed costs (labor and others), including the closure of less cost-efficient plants. Beginning in April 2000, we closed three soft drink plants and redistributed production among the remaining Brahma and Antarctica plants to more efficiently match logistical and distribution requirements. We also transferred best practices from Brahma plants to Antarctica plants and implemented strict operating procedures and quality control measures to improve productivity in the Antarctica plants.

     The following table sets forth the total cost breakdown, and cost of sales per hectoliter:

                                                                              COST BREAKDOWN
                                                   --------------------------------------------------------------
                                                      2000         1999         2000       1999        % CHANGE
                                                   ---------     --------     --------   --------    ------------
                                                        (R$ IN MILLIONS)              R$/HL(1)
Raw material................................           736.8        491.5          9.0        9.5            (5.3)
Packaging...................................         1,258.8        748.7         15.4       14.5             6.2
Labor.......................................           191.6         99.1          2.3        1.9            21.1
Depreciation................................           386.9        342.6          4.7        6.6           (28.8)
Other.......................................           269.6        223.1          3.3        4.3           (23.3)
TOTAL.......................................         2,843.7      1,905.0         34.8       36.8            (5.5)
Cost of sales excluding depreciation........         2,456.8      1,562.4         30.1       30.2            (0.3)

----------
(1)  Includes sales volume of beer and soft drinks only.

AMOUNTS MAY NOT ADD DUE TO ROUNDING.

     BEER

     Cost of sales for beer increased by 48.5% for the year to December 31, 2001 to R$2,169.9 million from R$1,461.3 million in 1999. However, as a percentage of net sales of beer, cost of beer sales decreased significantly to 50.6% for the year ended December 31, 2000 from 53.3% for the year ended December 31, 1999.

     The increase in cost of sales resulted primarily from the consolidation of Antarctica and, to a lesser extent, from the additional increase in Brahma's sales volumes. Higher cost of sales also resulted from an increase in the cost of malt and aluminum cans during 2000. Aluminum cans and malt costs increased primarily because the price of aluminum and malt is indexed to the U.S. dollar. Thus, the devaluation of the real in 2000 resulted in higher costs of those raw materials. In addition, sales of beer in non-returnable packaging increased to 25% in 2000 from 23% in 1999, corresponding in an increase in the associated production costs. We are able to sell beer in aluminum cans at a higher price per hectoliter than beer sold in returnable bottles. However, the higher selling price is more than offset by the increased cost of sales.

     SOFT DRINK

     Cost of sales for soft drinks increased by 55.0% for the year ended December 31, 2000 to R$564.3 million from R$364.0 million in the same period in 2000. However, as a percentage of our net sales of soft drinks, cost of soft drink sales decreased significantly to 66.5% for the year ended December 31, 2000 from 92.4% for the year ended December 31, 1999.

     The decrease in the percentage of soft drink net sales represented by the cost of sales, as well as the decrease in the cost of sales per hectoliter, resulted from the manufacturing, logistics and distribution efficiencies realized from the integration of Brahma's and Antarctica's operations, including the elimination during the second half of 2000 of a number of soft drink brands and packaging formats, as well as the closing of three soft drink plants.

     GROSS PROFIT.

     Gross profit increased 79.2% for the year ended December 31, 2000 to R$2,406.6 million from R$1,343.2 million for the same period in 1999. Our gross margins increased as a result of the reduction of our cost of sales per hectoliter and the increase in direct distribution, as well as improvements in revenue management and better execution at the points of sale. In 2000, our gross margin was 45.8%, compared to 41.4% in 1999.

     The increase in gross profit resulted from the consolidation of Antarctica, the significant decline in costs of sales per hectoliter of beer and soft drinks sold, the volume growth of beer and soft drinks which led to improved fixed costs dilution and the increase in pricing resulting from higher levels of direct distribution.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses increased for the year to December 31, 2000 to R$578.5 million from R$350.7 million in the same period in 1999 as a direct result of the consolidation of Antarctica. As a percentage of net sales, selling and marketing expenses represented 11.0% in 2000, compared to 10.8% in 1999.

     DIRECT DISTRIBUTION EXPENSES

     Direct distribution expenses increased by 49.4% for the period ended December 31, 2000 to R$337.0 million from R$225.5 million in the same period in 2000, mainly due to the increase in direct sales, which were responsible for 21.6% of the total sales volume in 2000, compared to 16.5% during 1999. Direct distribution expenses per hectoliter, however, fell to R$19.7 million in 2000 from R$26.5 million in 1999. This 25.7% reduction reflected improved efficiency in the direct distribution operations in 24 of the main Brazilian markets. In addition to the recurring direct distribution expenses, a portion of our selling, general and administrative expenses in 2000 related to the expansion of our direct distribution network. We expect theses costs to continue as we expand our direct distribution network. Distribution related costs represented 22.6% of our total operating costs in 2000, compared to 25.7% in 1999.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses, including directors' fees, increased by 80.3% for the year ended December 31, 2000 to R$373.0 million (R$364.0 million excluding directors' fees) from R$206.9 million (R$196.4 million excluding directors' fees), primarily as a result of the consolidation of Antarctica.

     DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by 112.1% to R$202.3 million in 2000 from R$95.4 million in 1999. This increase was mainly associated with the consolidation of Antarctica and Brahma, and to a lesser extent with the expansion of our direct distribution network.

     PROVISIONS FOR CONTINGENCIES

     Net provisions for contingencies charged to the statement of operations for the year ended December 31, 2000 for legal proceedings amounted to R$269.2 million. This compares to R$51.2 million charged for the year ended December 31, 1999. Of the amount recorded in 2000, R$103.4 million was attributable to the principal and fines for a pending legal issue relating to the payment of IPI and ICMS taxes. An additional R$55.5 million was provided for losses on obsolete bottles and crates, and R$43.6 million was also provided as a result of legal claims arising out of a change in the basis for calculation of the PIS/COFINS tax implemented by the government.

     OTHER OPERATING INCOME (EXPENSE), NET

     Other operating income, net decreased by 94.1% for the year ended December 31, 2000 to R$3.9 million from R$66.3 million in the same period in 1999. This decrease is mainly due to foreign exchange gains in our subsidiaries abroad, which totaled R$57.3 million for the period ended December 31, 1999, compared to R$12.6 million for the same period in 2000.

     FINANCIAL INCOME AND FINANCIAL EXPENSES

     Our financial income consists not only of interest income, but also of foreign exchange gains and gains on derivatives, including foreign currency swaps and forward contracts. Our financial expenses consist of interest charges on debt, but also include Brazilian financial transaction taxes and bank charges, interest on contingencies, and foreign exchange losses, principally on debt, and losses on derivatives, including foreign currency swaps and forward contracts.

     Financial income decreased by 44.6% for the year ended December 31, 2000 to R$374.0 million from R$675.1 million in the same period in 1999. Financial expenses decreased by 13.2% for the year ended December 31, 2000 to R$698.0 million from R$804.4 million in the same period in 1999. Net financial expenses, therefore, increased by 150.5% for the year ended December 31, 2000 to R$324.0 million from R$129.3 million in the same period in 1999. This was mainly as a result of the consolidation of Brahma and Antarctica and to an increase in net debt of R$880.4 million to R$1,164.6 million at December 31, 2000 from R$284.2 million recorded at December 31, 1999.

     OPERATING INCOME.

     Operating income for the year December 31, 2000 decreased by 6.8% to R$326.6 million from R$350.4 million in the same period in 1999.

     The principle reason for the decrease was the R$269.2 million of legal provisions recorded in 2000, as compared to only R$51.2 million in 1999. Operating income, excluding net financial expenses and provision for legal proceedings, increase by 73.2% for the year ended December 31, 2000 to R$919.7 million from R$530.9 million in the same period in 1999. This performance reflected not only the success in the rapid integration of the Brahma and Antarctica, which made possible the more rapid than expected capture of synergies, but also the quality of the point of sale execution, guaranteeing growth in volumes sales and revenue per hectoliter.

     NON-OPERATING INCOME (EXPENSE), NET.

     We recognized non-operating income of R$57.8 million for the year ended December 31, 2000, as compared to the R$19.9 million recognized in the same period in 1999. This income is mainly related to a gain on the sale of the Bavaria brand related assets to Molson totaling R$42.8 million. This transaction occurred as a consequence of the conditions for approval by the Brazilian antitrust authority (CADE) of the combination of Brahma and Antarctica. The mandatory sale was completed in accordance with the scheduled timetable imposed by the anti-trust authorities. Non-operating gains of R$18.7 million were also booked on ICMS (state VAT tax) and IPI (federal excise tax) credits on capital expenditures prior to October 1996, and other credits related to the sales tax PIS/COFINS (federal tax on revenues). These gains were reduced by R$3.7 million in non-operating charges due to losses on tax credits.

     INCOME TAX BENEFIT (EXPENSE).

     We recognized an income tax and social contribution benefit in the amount of R$405.4 million for the year ended December 31, 2000, as compared to a benefit of R$17.6 million in the same period in 1999. After the conclusion of studies regarding the legal structure of AmBev, some of the group's subsidiaries were reorganized based on a timetable that would allow the use of income tax loss carry-forwards accumulated during previous years. An income tax and social contribution benefit in the amount of R$162.7 million was recognized given expected utilization of tax loss carry-forwards. Additionally, deferred tax liabilities totaling R$267.6 million were reversed as tax restructuring measures resulted in profits earned by subsidiaries abroad becoming non-taxable. Also, a R$61.2 million tax savings resulted from the payment of interest on own capital to shareholders in 2000, payments of which are tax deductible. Other tax benefits utilized in 2000 amounted to R$26.3 million.

     STATUTORY DISTRIBUTION AND CONTRIBUTIONS

     According to our by-laws, the maximum percentage of net income to be paid in profit sharing is 10% for employees and 5% for directors. Profit sharing is directly commensurate with the attainment of corporate goals, including those related to EVA, profitability and growth targets. Since the corporate goals set for 2000 were achieved, we made a provision for profit sharing totaling R$53.7 million compared to R$39.9 million in the same period in 1999.

     MINORITY INTEREST.

     Minority shareholders in our subsidiaries shared in earnings of R$265.9 million in 2000, compared to losses of R$14.0 million in 1999.

     NET INCOME.

     Net income increased by 45.9% for the year ended December 31, 2000 to R$470.2 million from R$322.3 million in the same period in 1999. The increase in 2000 was as a result of the increase in our gross profit driven by the consolidation of Antarctica, some cost-savings recognized on the integration of Brahma and Antarctica and the income tax benefits recognized on the restructuring during 2000. This was partially off-set by an additional legal provisions and increased financial expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

     -    capital expenditures;

     -    our share buy-back program;

     - payments of dividends and interest attributable to shareholders' equity;

     -    the servicing of our indebtedness;

     - increases in ownership of our subsidiaries or companies in which we have equity investments; and

     - investments in companies participating in the brewing, soft drink and malting industries.

     Our cash and cash equivalents and trading securities (which consist of short-term marketable securities) at December 31, 2001, 2000 and 1999 were R$2,539.0 million, R$1,028.3 million, and R$1,697.4 million, respectively. The increase in the amount of our cash and cash equivalents at the end of 2001 compared to the end of 2000 was principally due to the Japanese Yen 39,060 million (R$760.9 million at December 31, 2001 exchange rates) syndicated loan and the U.S.$500 million (R$1,160.2 million at December 31, 2001 exchange rates) 10-year Senior Note issued in August and December 2001, respectively. The decline in the amount of our cash and cash equivalents and trading securities at the end of 2000 compared to the end of 1999 was due to the repayment of a significant portion of Antarctica's outstanding debt during 2000.

     We believe that cash flows from operating activities, along with access to borrowings, available cash and cash equivalents and trading securities, will be sufficient to fund our capital expenditures, debt service and dividend payments in 2002.

CASH FLOWS

     OPERATING ACTIVITIES.

     Our cash flows from operating activities totaled R$1,481.5 million for the year ended at December 31, 2001, R$1,312.6 million for the year ended at December 31, 2000 and R$1,103.0 million for the year ended at December 31, 1999. Our cash generated in 2001 reflected an 8.9% increase over 2000, as a consequence of a 66.9% higher level of net income in 2001. However, the movement in net income was diluted in cash terms by certain non-cash items in the year ended December 31, 2000, such as the minority interest expense of R$265.9 million and the increased provisioning for legal proceedings of

R$214.9 million, both of which resulted in significantly higher cash conversion in that year of 273.8%, as compared to 178.7% in 2001. Cash flows from operating activities in 2000 was 11.8 % above the same period in 1999 mainly because of higher net income due to the combination of Antarctica and Brahma.

     INVESTING ACTIVITIES.

     Cash flows used in our investing activities were R$1,029.3 million for the year ended December 31, 2001, R$126.3 million for the year ended December 31, 2000 and R$299.2 million for the year ended December 31, 1999. The higher cash utilization in investing activities in 2001 compared to 2000 reflects higher capital investments in property, plant and equipment, and net cash investments in the equity of Cympay, Polar, Pilcomayo, IBANN and Astra, which totaled R$666.9 million. In 2000, total investing activity expenditures were reduced by the receipt of proceeds of R$245.4 million in connection with the disposal of assets, principally relating to the sale of Bavaria as opposed to 2001 when the disposal of assets generated R$42.2 million. Cash flows used in investing activities for the year ended December 31, 1999 were R$272.9 million, mainly composed of investments in property, plant and equipment amounting to R$312.4 million, reduced by R$76.2 million generated on the disposal of assets.

     FINANCING ACTIVITIES.

     Proceeds from our financing activities were R$1,384.4 million for the year ended December 31, 2001, compared to cash flows used in financing activities of R$2,081.3 million in 2000 and R$187.4 million in 1999. The proceeds generated in 2001 reflected both the Japanese Yen 39,060 million syndicated loan issued in August 2001 and the U.S.$500.0 million 10-year Senior Note issued in December 2001, as well as the lower repayment requirements for short and long-term debt. We repaid R$1,343.9 million of debt in 2001, compared to repayments of R$2,726.5 million in 2000. Following the lifting of restrictions upon termination of CADE's interim order in April 2000, we repaid a substantial portion of the outstanding debt of Antarctica, which had been significantly leveraged. During the year ended December 31, 1999, as issuances and repayments were R$1,335.8 million and R$1,362.8 million, respectively, the principal use for cash was the payment of distributions to shareholders.

     We paid cash dividends (including in the form of return of capital in 2000) and interest attributable to shareholders' equity (including withholding taxes paid by us on behalf of our shareholders in respect thereof ) of R$313.4 million, R$221.2 million and R$178.2 million, respectively, for the years ended December 31, 2001, 2000 and 1999.

DEBT

     As of December 31, 2001, our outstanding debt totaled R$4,569.3 million (of which R$1,720.0 million was short term debt, including R$334.8 million of the current portion of long term debt). Our debt consisted of R$1,042.0 million of real-denominated debt and R$3,527.4 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt was 11.0% and 9.0%, and the average maturity was 0.5 and 2.6 years, respectively. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was approximately 5.6% and 10.3%, and the average maturity was 0.6 and 6.5 years, respectively.

     As of December 31, 2000, our outstanding debt totaled R$2,192.9 million (of which R$1,265.3 million was short term debt, including R$426.5 million of the current portion of long term debt). Our debt consisted of R$1,018.6 million of real-denominated debt and R$1,174.3 million of U.S dollar-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt was 12.9% and 10.2%, and the average maturity was 0.4 and 2.5 years, respectively. Foreign currency-denominated debt of R$1,174.3 million represented 53.6% of total debt at December 31, 2000. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was 8.2% and 9.1%, and the average maturity was 0.6 and 2.9 years, respectively.

     As of December 31, 1999, our outstanding debt totaled R$1,981.6 million (of which R$1,042.9 million was short term debt, including R$220.3 million of the current portion of long term debt). Our debt consisted of R$1,029.9 million of real-denominated debt and R$951.7 million of U.S dollar-denominated debt.

     The following tables sets forth our net debt consolidated position as of December 31, 2001, 2000 and 1999:

                                                                  NET DEBT CONSOLIDATED POSITION
                                           --------------------------------------------------------------------------
                                                           2001                                    2000
                                           ----------------------------------      ----------------------------------
                                             LC(1)        FC(2)        TOTAL         LC(1)        FC(2)        TOTAL
                                           --------     --------     --------      --------     --------     --------
                                                                        (R$ IN MILLIONS)
Short-term Debt(3)..................          271.0      1,449.0      1,720.0         316.8        948.5      1,265.3
Long-term Debt......................          771.0      2,078.4      2,849.4         701.8        225.8        927.6
TOTAL...............................        1,042.0      3,527.4      4,569.3       1,018.6      1,174.3      2,192.9

Cash and marketable securities......                                  2,539.0                                 1,028.3
                                                                     --------                                --------
Net Debt............................                                  2,030.3                                 1,164.6

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

(1)  LC = Local Currency

(2)  FC = Foreign Currency

(3)  Includes the current portion of long-term debt

                                                                  NET DEBT CONSOLIDATED POSITION
                                           --------------------------------------------------------------------------
                                                           2000                                    1999
                                           ----------------------------------      ----------------------------------
                                             LC(1)        FC(2)        TOTAL         LC(1)        FC(2)        TOTAL
                                           --------     --------     --------      --------     --------     --------
                                                                        (R$ IN MILLIONS)
Short-term Debt(3)..................          316.8        948.5      1,265.3         251.1        791.8      1,042.9
Long-term Debt......................          701.8        225.8        927.6         778.8        159.9        938.7
TOTAL...............................        1,018.6      1,174.3      2,192.9       1,029.9        951.7      1,981.6

Cash and marketable securities......                                  1,028.3                                 1,697.4
                                                                     --------                                --------
Net Debt............................                                  1,164.6                                   284.2

----------
AMOUNTS MAY NOT ADD DUE TO ROUNDING.

(1)  LC = Local Currency

(2)  FC = Foreign Currency

(3)  Includes the current portion of long-term debt

     LONG-TERM DEBT

     As of December 31, 2001, our long-term debt, excluding the current portion of long-term debt, totaled R$2,849.4 million of which R$771.0 million was denominated in reais. The remainder was denominated in Japanese Yen and U.S. dollars. The current portion of our long-term debt totaled R$334.8 million as of December 31, 2001. See "Item 11--Quantitative and Qualitative Disclosures About Market Risk" for our policy with respect to mitigating foreign currency risks through the use of financial instruments and derivatives.

     As of December 31, 2000, our long-term debt, excluding the current portion of long-term debt, totaled R$927.6 million of which R$701.8 million was denominated in reais. The remainder was denominated in U.S. dollars. The current portion of our long-term debt totaled R$426.5 million as of December 31, 2000.

     As of December 31, 1999, our long-term debt, excluding the current portion of long-term debt, totaled R$938.7 million of which R$778.8 million was denominated in reais. The remainder was denominated in U.S. dollars. The current portion of our long-term debt totaled R$380.1 million as of December 31, 1999.

     Our cash interest expense was R$260.5 million, R$265.8 million, and R$250.1 million for 2001, 2000 and 1999 respectively.

                                                                                                     LONG-TERM
                                                                                                 DEBT MATURITY(1)
                                                                                               --------------------
                                                                                                 (R$ IN MILLIONS)
2003....................................................................................               420.9
2004....................................................................................               915.0
2005....................................................................................               114.7
2006....................................................................................                39.9
2007 and later..........................................................................             1,358.9
TOTAL...................................................................................             2,849.4

----------
Amounts may not add due to rounding.

(1) Excludes the current portion of long-term debt

     In August 2001, AmBev raised Japanese Yen 39,060 million through a syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.37% per annum. We have contracted cross currency interest rate swaps and forward contracts to mitigate the currency risk, swapping the currency to U.S. dollars and fixing our interest rate at LIBOR plus 5.7% per annum, varying over the term of the loan. This exposure was simultaneously swapped to reais at a floating rate of interest consistent with our treasury policies. This loan is jointly guaranteed by AmBev and its subsidiaries and is subject to indebtedness and liquidity ratios.

     In December 2001, CBB issued a U.S.$500.0 million 10-year Senior Note, fully guaranteed by AmBev, offered under Rule 144A to Qualified Institutional Buyers and under Regulation S. This loan significantly increased the average maturity of outstanding debt and represented the first AmBev offering to the fixed-income market following the investment grade rating received from Moody's, Fitch and Standard & Poors. The transaction was priced at a 98.56% of the nominal principal amount with a coupon rate of 10.5%. We are obligated to consummate an exchange offer registered with the SEC to cause the notes to generally become freely transferable, no later than December 15, 2002. Should this requirement not be met, the annual interest rate on the notes will increase by 0.5% above the initial note rate, until the exchange offer is consummated. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization.

     In accordance with our foreign currency risk management policy, we have consummated forward and swap foreign exchange contracts to mitigate currency risks. For further details on foreign currency-denominated debt and hedging transactions, See "Item 11--Quantitative and Qualitative Disclosures About Market Risk -- Foreign exchange rate risk."

     Those proceeds have been used principally to repay short-term debt, but also to finance part of AmBev's capital expenditure program and for general corporate purposes. During the year ending December 31, 2002, we expect to pay down R$560.0 million in short term debt with the proceeds of the issue, of which R$128.0 million has already taken place as of March 1, 2002.

     We continually evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt. We contracted to acquire a 37.5% economic interest in the Argentinean brewing company Quilmes in May of 2002, with the consideration being split between a cash payment of R$346.4 million and brewing assets given up in Argentina, Paraguay, Bolivia and Uruguay. We anticipate that the cash payment will be funded from our existing cash position and will not require additional debt.

     Our long-term debt at December 31, 2001 also consisted of plant expansion program loans from the Brazilian government and a U.S. dollar-denominated project financing loan from the International Finance Corporation, or IFC. Our reais-denominated borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank, or BNDES, and BNDES programs, including Fund for Financing the Acquisition of Industrial Machinery and Equipment, or FINAME, and Financing Fund for Studies and Projects, or FINEP. In May 2001 we consummated a further line of credit agreement with BNDES totaling R$216.5 million of which R$168.2 million was received in 2001; the balance will be drawn down in 2002. The line of credit becomes payable after one year in monthly installments with final maturity in December 2008.

     At December 31, 2001, R$3,527.4 million of our total borrowings (including the current portion of long term debt) were denominated in foreign currencies. At the December 31, 2001 exchange rate, R$694.7 million represents the Japanese Yen-denominated syndicated loan, R$1,164.6 million the U.S. dollar denominated 10 Year Senior Loan Notes, R$1,178.5 million represents U.S. dollar denominated raw material import financing, and the remainder of R$489.6 million other U.S. dollar denominated debt.

     SHORT-TERM DEBT.

     As of December 31, 2001 our short-term debt totaled R$1,720.0 million and consisted primarily of financing for the importation of raw materials and equipment, and working capital financing. As of December 31, 2001, 84.2% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 5.7%.

     SECURED DEBT.

     Certain of our loans, with an aggregate outstanding principal balance of R$904.0 million at December 31, 2001, are secured by either our facilities located in, or equipment in our facilities located in, Agudos, Jacarei, Minas Gerais, Nordeste, Aguas da Serra (Guarulhos), Aguas Claras (Sergipe), Aguas Claras do Sul, Nova Rio (Rio de Janeiro), Brasilia, Teresina, Goiania, Manaus, Montenegro, Aquiraz,

Santa Catarina, Cebrasa, Natal, Jacarepagua, Jundiai, Curitiba, and Sapucaia. The loans, which include the loans provided by the IFC and BNDES, were used to expand or modernize our facilities and equipment.

     SALES TAX DEFERRALS AND OTHER TAX CREDITS.

     We currently participate in several programs by which a portion of payments of value-added tax on sales and services (ICMS) due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. Percentages deferred typically range from 40% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of changes in a general price index. The amount deferred at December 31, 2001 included R$164.6 million which will become payable through 2002 and R$582.2 million thereafter. The amount deferred at December 31, 2001 totaled R$746.8 million.

     We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2001 and 2000 we recorded R$94.5 million and R$82.2 million, respectively, of tax credits as a reduction of indirect taxes on sales. The benefits granted are not subject to withdrawal in the event that we do not meet the program's targets; however, future benefits may be withdrawn.

     COMMITMENTS AND CONTINGENCIES.

     We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. See "Business--Legal Proceedings" and note 18 to our annual audited consolidated financial statements, and discussions on our critical accounting policies.

     The following table summarizes AmBev's significant contractual obligations and commitments that impact its liquidity:

                                                     UP TO 1 YEAR       2-3 YEARS      AFTER 3 YEARS         TOTAL
                                                   ----------------   -------------  -----------------     ---------
                                                                              (R$ IN MILLIONS)
Long-term debt(1)...........................              334.8           1,335.9          1,513.4           3,184.1
Sales tax deferrals(2)......................              164.6             234.9            347.3             746.8
Capital expenditure commitments.............               94.0
                                                   ----------------   -------------  -----------------     ---------
Total contractual cash commitments..........              593.4           1,570.8          1,860.7           3,930.9
                                                   ================   =============  =================     =========

----------
(1) Includes current portion. Detailed in note 12 to our audited financial statements.

(2) The sales tax deferrals are detailed in note 13 to our audited financial statements.

CAPITAL INVESTMENT PROGRAM

     In 2001, capital expenditures in plant and equipment totaled R$529.4 million. These expenditures included investments in maintenance and production equipment of approximately R$261.0 million, investment in warehousing for direct distribution of R$83.4 million, expenditures for the upgrade and replacement of bottles and crates of R$66.5 million and continued investments in information technology of R$35.9 million. Investments in subsidiaries and affiliates, including acquisition of intangible assets net of cash, totaled R$220.1 million and included the purchase of 95.4% of the voting capital of Cympay and the increase of our participation in Polar to 98.1% of the voting capital.

     In 2000, we invested R$323.8 million (including the payment of R$28.8 million for deferred assets), which included investments in point of sale coolers, returnable bottles and crates, production equipment, equipment and warehousing for direct distribution and information technology. We invested approximately R$148.0 million in production equipment, approximately R$121.8 million in maintenance of existing capacity, direct distribution and information technology, approximately R$75.0 million to acquire point-of-sale sub-zero coolers designed specifically for the Brazilian market and approximately R$72.0 million to replace returnable cases and bottles.

     Prior to the combination, Brahma and Antarctica had each made significant investments in their production facilities. From 1994 to 1998, Brahma pursued an aggressive investment program to modernize and expand its production facilities by renovating some existing facilities and replacing older breweries primarily located in city centers that have high operating costs with new technologically advanced facilities located outside city centers. Brahma's capital investment program closely followed the increase in consumer demand in Brazil subsequent to the introduction of the real in July 1994.

     Between 1994 and 1998, Brahma invested a total of R$2,272.6 million for capital expenditures, primarily in its expansion and modernization program. The three main construction projects were the Nova Rio plant in Rio de Janeiro, the Sergipe plant in northeastern Brazil, and the Rio Grande do Sul plant in southern Brazil. The Nova Rio plant produces both beer and soft drinks with highly advanced brewing technology. This plant commenced operations in May 1996 and has an installed annual production capacity of 13.8 million hectoliters of beer, which represents approximately 23% of our total annual beer production capacity in Brazil, and six and a half million hectoliters of soft drinks. The Sergipe and Rio Grande do Sul facilities, which each have an annual beer production capacity of three and a half million hectoliters, became operational at the end of 1998, marking the conclusion of the plan to increase installed capacity and plant modernization. The Sergipe and Rio Grande du Sul plants are located in the northeast and south of Brazil, respectively, and are expected to help us overcome our peak season shortages in these regions while keeping pace with expected consumption growth. In 1998 Brahma closed two old plants in Rio Grande do Sul: a beer plant and a soft drink plant. These two plants had a combined annual production capacity of about two million hectoliters.

     ANTARCTICA

     In 1999, Antarctica concluded a 10-year capital investment program, the purpose of which was to modernize its plants and information systems, restructure its operations and distribution network to increase efficiency, and introduce new product lines. Antarctica's capital expenditures totaled R$109.3 million, R$195.8 million and R$107.7 million in 1999, 1998 and 1997, respectively. Those capital expenditures were used by Antarctica principally to build two new beer plants and two new plants for mixed production (beer and soft drinks), upgrade the beer production facilities at two existing plants, add four new bottling lines in its plants, purchase and install the R/3 satellite-linked industrial integration software produced by SAP AG of Germany, replace and upgrade machinery, and improve effluent and industrial waste treatment processes at its industrial plants.

                                SHARE INFORMATION

NYSE ADR LISTING

     On September 15, 2000, AmBev's ADRs began trading on the New York Stock Exchange, with one ADR representing 100 preferred or common shares.

STOCK SPLIT

     On October 20, 2000, the Company's share split was approved, thus each shareholder received five shares for each pre-split share owned and consequently, the Company's capital became comprised of 15,976,336,000 common shares and 22,669,744,000 preferred shares.

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

DIRECTORS

     The following table sets forth information with respect to the directors of
AmBev:

                                                  BOARD OF DIRECTORS(1)
                                                                                       DIRECTOR      TERM
NAME                                             AGE(2)             POSITION             SINCE      EXPIRES
------                                         ---------  ------------------------    -----------  ----------
Marcel Herrmann Telles.....................        52     Co-Chairman and Director        1999        2005
Victorio Carlos De Marchi..................        63     Co-Chairman and Director        1999        2005
Jorge Paulo Lemann.........................        62     Director                        1999        2005
Carlos Alberto da Veiga Sicupira...........        54     Director                        1999        2005
Jose Heitor Attilio Grascioso..............        70     Director                        1999        2005
Roberto Herbster Gusmao....................        79     Director                        1999        2005
Jose de Maio Pereira da Silva..............        79     Director                        1999        2005
Vicente Falconi Campos.....................        61     Director                        1999        2005

                                                  ALTERNATE MEMBERS
Roberto Moses Thompson Motta...............        44     Alternate Director              1999        2005
Fersen Lamas Lambranho.....................        40     Alternate Director              2002        2005

----------
(1) Marcel Telles, a Co-Chairman of the Board of Directors, was appointed by Braco and ECAP, the former controlling shareholders of Brahma, while Victorio Carlos De Marchi, a Co-Chairman of the Board of Directors, was appointed by the Zerrenner Foundation, the former controlling shareholder of Antarctica. Braco and ECAP appointed two additional directors--Jorge Paulo Lemann and Carlos Alberto Sicupira. The Zerrenner Foundation appointed three additional directors--Jose Heitor Attilio Gracioso, Roberto Herbster Gusmao and Jose de Maio Pereira da Silva. Both alternate directors were appointed by Braco and ECAP, the former controlling shareholders of

     Brahma. The alternate members of the Board of Directors of AmBev were appointed in order to replace, if and when necessary, any of the directors appointed by Braco and ECAP.

(2)  Age as at May 31, 2002.

     The following are brief biographies of each of AmBev's directors:

     MARCEL HERRMANN TELLES. Mr. Telles is the Co-Chairman of the Board of Directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is also currently a member of the Board of Directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from the Federal University of Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F. 6 DEG. andar, Sao Paulo, Brazil.

     VICTORIO CARLOS DE MARCHI. Mr. De Marchi is the Co-Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brazilian beer producers' association (Sindicerv) until February, 2002 and is a member of the orientation committee of the Zerrenner Foundation. Mr. De Marchi has a degree in economics from Faculdade de Economia, Financas e Administracao de Sao Paulo and a law degree from SAO BERNARDO DO CAMPO LAW SCHOOL. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, BRAZIL.

     JORGE PAULO LEMANN. Mr. Lemann is a member of the Board of Directors of AmBev. He is also a board member of Lojas Americanas S.A. in Brazil, the Gillette Company and Swiss Re; Chairman of the Latin American Advisory Committee of the New York Stock Exchange; founder and board member of Fundacao Estudar, provider of scholarships for needy students in Brazil; and member of the International Advisory Boards of the Credit Suisse Group and DaimlerChrysler. He previously served as a member of the Board of Directors of Brahma from 1990 to 2001. He holds an A.B. degree from Harvard Business School, class of 1961. His principal business address is Av. Brig. Faria Lima, 3729, 7 DEG. andar, Sao Paulo, Brazil.

     CARLOS ALBERTO DA VEIGA SICUPIRA. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also currently a Managing Partner of GP Investimentos Ltda., a director of Artex S.A. and Submarino.com Ltd. He has been chairman of the Board of Directors of Lojas Americanas S.A. since 1992 and served as a member of the Board of Directors of Playholding since 1995. Mr. Sicupira has a degree in business administration from the Federal University of Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7 DEG. andar, Sao Paulo, Brazil.

     JOSE HEITOR ATTILIO GRACIOSO. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica's Board of Directors and, in 1999, he was elected Chairman of the Board of Directors of Antarctica, a position he held until April 2000. He holds a degree in marketing from the ESCOLA SUPERIOR DE PROPAGANDA DE SAO PAULO, a degree in business administration from FUNDACAO GETULIO VARGAS and a degree in law from SAO BERNARDO DO CAMPO Law School. His principal business address is Alameda Itu, 852, 19 DEG. andar, Sao Paulo, Brazil.

     ROBERTO HERBSTER GUSMAO. Mr. Gusmao is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Antarctica from 1998 until April 2000. Mr. Gusmao was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and Industry from 1985 to 1986 and President of BANCO DE DESENVOLVIMENTO DO ESTADO DE SAO PAULO from 1982 to 1983. Mr. Gusmao was also a professor and founder of graduation and post-graduation programs at FUNDACAO GETULIO VARGAS from 1954 to 1969. Mr. Gusmao has a law degree from the University of Minas Gerais Law School. His principal business address is Alameda Itu, 852, 19 DEG. andar, Sao Paulo, Brazil.

     JOSE DE MAIO PEREIRA DA SILVA. Mr. Pereira da Silva is a member of the Board of Directors of AmBev. He joined Antarctica in 1938 and held various positions during his tenure. He served on the Board of Directors from 1958-1978 and from 1994 until April 2000. Mr. Pereira da Silva is also a member of the orientation committee of the Zerrenner Foundation. His principal business address is Alameda Itu, 852, 19 DEG. andar, Sao Paulo, Brazil.

     VINCENTE FALCONI CAMPOS. Mr. Campos is a member of the Board of Directors of AmBev. Mr. Campos serves as a member of the Institutional Council of FUNDACAO DE DESENVOLVIMENTO GERENCIAL - FDG and is a member of the board of directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantin and Mercedes Benz. He holds a degree in Mining and Metal Engineering from the Federal University of Minas Gerais and M.Sc. and Ph.D. degrees from Colorado School of Mines (USA). His principal business address is Av. Contomo, 7962, 10 DEG. andar, Belo Horizonte, Brazil.

     ROBERTO MOSES THOMPSON MOTTA. Mr. Motta is an alternate member of the Board of Directors of AmBev. Mr. Motta is an officer of GP Investimentos Ltda. He worked in the corporate finance department of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from the PONTIFICIA UNIVERSIDADE CATOLICA DO RIO DE JANEIRO, and an M.B.A. from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7 DEG. andar, Sao Paulo, Brazil.

     FERSEN LAMAS LAMBRANHO. Mr. Lambranho is an alternate member of the Board of Directors of AmBev. Mr. Lambranho is a partner at GP Investimentos and has been a Board Member of Lojas Americanas since 1998, of Playcenter since 2000, of ABC Supermercados since 1998, of Telemar since 1999 and of Sao Carlos Empreendimentos e Participacoes since 1999. Prior to joining GP Investimentos, Mr. Lambranho was CEO of Lojas Americanas, where he worked for 12 years. Mr. Lambranho has a B.S. in Engineering from UNIVERSIDADE FEDERAL DO RIO DE JANEIRO, an M.S. in Business Administration from UNIVERSIDADE FEDERAL DO RIO DE JANEIRO (COPPEAD) and an O.P.M. from Harvard Business School. His principal business address is Av. Brigadeiro Faria Lima 3729, 7 DEG. andar, Sao Paulo, Brazil.

EXECUTIVE OFFICERS

     The following table sets forth information with respect to the executive officers of AmBev:

                                                                                            CURRENT
                                                                                            POSITION        TERM
NAME                                       AGE(1)                 TITLE                    HELD SINCE      EXPIRES
------                                   ---------   -------------------------------     -------------   ----------
Magim Rodriguez Junior.................      60      Chief Executive Officer                 1999           2004
Luis Felipe Pedreira Dutra Leite.......      36      Chief Financial Officer and
                                                     Investor Relations Officer              2000           2003
Jose Adilson Miguel....................      60      Distribution Officer                    2000           2004
Claudio Braz Ferro.....................      47      Manufacturing Officer                   2000           2003
Carlos Alves de Brito..................      42      Sales Officer                           2000           2003
Juan Manuel Vergara Galvis.............      42      Executive Officer of Soft drink
                                                     and Non-alcoholic Beverages
                                                     Division                                2000           2003
Mauricio Luis Luchetti.................      43      People and Quality Officer              2000           2003
Miguel Nuno da Mata Patricio...........      36      Marketing Officer                       2000           2004

----------
(1)  Age as at May 31, 2002.

     The following are brief biographies of each of AmBev's executive officers.

     MAGIM RODRIGUEZ JUNIOR. Mr. Rodriguez has been the Chief Executive Officer of AmBev since his appointment in 1999. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Officer. He holds a degree in business administration and accounting from Mackenzie University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     LUIS FELIPE PEDREIRA DUTRA LEITE. Mr. Dutra is the Chief Financial Officer and Investor Relations Officer of AmBev and the Chief Financial Officer of CBB. He joined Brahma in 1990 and has held numerous positions during his tenure. Mr. Dutra holds a degree in economics and an M.B.A. in financial management from the University of Sao Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     JOSE ADILSON MIGUEL. Mr. Miguel is the Executive Distribution Officer of AmBev. He has held various management positions during his tenure with Brahma since 1962. He was named Commercial Manager in 1970, General Marketing Manager in 1976, and Marketing Officer in 1980. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     CLAUDIO BRAZ FERRO. Mr. Ferro is the Executive Manufacturing Officer of AmBev and CBB. He started working with Brahma in 1978 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry from the Federal University of Santa Maria. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     CARLOS ALVES DE BRITO. Mr. Brito is the Executive Sales Officer of AmBev and CBB. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     JUAN MANUEL VERGARA GALVIS. Mr. Vergara is the Executive Soft Drink and Non-alcoholic Beverages Officer of AmBev. Prior to this appointment he was the Marketing Officer of Brahma from 1997 to 2000. He holds a degree in business administration from the COLEGIO DE ESTUDOS SUPERIORES DE ADMINISTRACION, in Bogota, Colombia. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     MAURICIO LUIS LUCHETTI. Mr. Luchetti is the People and Quality Officer of AmBev. He joined Brahma in 1985 and has held various management positions during his tenure. Mr. Luchetti holds a degree in business administration from the Pontificia Universidade Catolica in Rio de Janeiro. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

     MIGUEL NUNO DA MATA PATRICIO. Mr. Patricio is the Executive Officer of Marketing of AmBev. He joined the company in 1999. Mr. Patricio has a degree in business administration from FUNDACAO GETULIO VARGAS in Sao Paulo. His principal business address is Av. Maria Coelho Aguiar, 215, Bloco F, 6 DEG. andar, Sao Paulo, Brazil.

COMPENSATION

     The aggregate remuneration of all members of the Board of Directors and senior management of AmBev in 2001 for services in all capacities amounted to R$21.3 million. The members of the Board of Directors and senior management received some additional benefits generally provided to AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the Zerrenner Foundation and, prior to its merger with the Brahma Welfare Foundation, the Brahma Welfare Foundation. The Board of Directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit-sharing plan, and share purchase plan. For a description of these plans see "--Plans".

     There are no agreements between AmBev and any of its directors providing for benefits upon termination of employment.

BOARD PRACTICES

     GENERAL.

     Except for Mr. Fersen Lambranho who was recently appointed alternate member of the Board of Directors, all of the current members of the Board of Directors of AmBev have been members since 1999 and their terms expire in 2005.

     FISCAL COMMITTEE.

     AmBev has a non-permanent fiscal committee (CONSELHO FISCAL) which reviews AmBev's internal financial statements, meets with AmBev's independent accountants on financial matters and recommends the selection of independent accountants for AmBev and its subsidiaries. Current members of the committee are Luiz Fernando Mussolini, Ricardo Scalzo and Antonio Carlos Monteiro and their alternate members are Jose Fiorita, Ary Waddington and Jose Carlos de Brito, respectively. Mr. Monteiro is a representative of preferred shareholders.

EMPLOYEES

     As of December 31, 2001, AmBev and its subsidiaries had approximately 18,136 employees, approximately 63% of whom were engaged in production, 33% of whom were engaged in sales and distribution and 4% of whom were engaged in administration. The number of temporary employees employed by AmBev is typically less than 1% of AmBev's total workforce. The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

                            EMPLOYEES AS OF DECEMBER 31,
     ---------------------------------------------------------------------
               2001                    2000(1)                1999(2)
     -----------------------   ---------------------   -------------------
              18,136                   18,172                 9,416

----------
(1) Includes the employees of AmBev, Brahma and Antarctica and their respective subsidiaries.

(2)  Includes only the employees of Brahma and its subsidiaries.

     The following table shows the geographical distribution of AmBev's employees as of December 31, 2001:

                               GEOGRAPHICAL DISTRIBUTION OF AmBev EMPLOYEES
     ---------------------------------------------------------------------------------------------
     LOCATION                                                                  NUMBER OF EMPLOYEES
     -----------------------------------------------------------------------   -------------------
     Brazil.................................................................         16,379
     Argentina..............................................................            430
     Uruguay................................................................            340
     Venezuela..............................................................            833
     Paraguay...............................................................            154
                                                                               -------------------
                                                                                     18,136
                                                                               ===================

     PRODUCTIVITY.

     The following table shows our productivity as measured by hectoliters sold per production employee in 2001, 2000 and 1999. Productivity is calculated by dividing the total volume of beer and soft drinks sold by the number of employees involved in the production process at the end of each period:

              PRODUCTIVITY IN HECTOLITERS PER PRODUCTION EMPLOYEE
     ---------------------------------------------------------------------
              2001                     2000(1)                1999(2)
     -----------------------   ---------------------   -------------------
              8,228                    7,556                 8,776

----------
(1) Based on the employees of AmBev, Brahma and Antarctica and their respective subsidiaries and the total volume of beer and soft drinks sold by Brahma and its subsidiaries and by Antarctica and its subsidiaries for the year ended December 31, 2000, aggregated on a pro forma basis.

(2) Based only on the employees of Brahma and its subsidiaries and the total volume of beer and soft drinks sold by Brahma and its subsidiaries at the end of the year.

     TRAINING.

     In 1998, Brahma created the "Brahma University" (now "AmBev University") to train and improve our employees' performance, and the performance of our distributors' employees. In 2001, the AmBev University provided training for 7000 employees and its distributors. At the management level, AmBev's senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. In an initiative by the Brazilian beer producers' association Sindicerv, AmBev and other beer producers have established a training school at Vassouras, near Rio de Janeiro, which includes a micro-brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Domens Academie in Munich, Germany, where its personnel responsible for beer production is introduced to new worldwide technologies and is able to visit other brewers and equipment suppliers. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

     INDUSTRIAL RELATIONS.

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

     HEALTH AND SEVERANCE BENEFITS.

     In addition to wages, AmBev's employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev's employees consist of benefits provided both by AmBev directly and by AmBev through the Zerrenner Foundation, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate Law and AmBev's by-laws, to support the Zerrenner Foundation. As part of the process of merging the Brahma Welfare and Zerrenner Foundations (see Item 7--"Major Shareholders and Related Party Transactions"--Major Shareholders--Share Ownership History of AmBev's Major Shareholders), an actuarial evaluation was carried out to determine the level of contributions required to be made to the Zerrenner Foundation to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation. The actuarial evaluation concluded the need for additional contributions by AmBev over the next several years of approximately R$56.5 million (U.S.$24.3 million based on the December 31, 2001 exchange rate). On August 7, 2001, as permitted by our by-laws, we made a contribution of R$19.9 million and R$15.8 million to the Zerrenner Foundation. See "Item 5--Operating and Financial Review and Prospects--Operating Results--Zerrenner Foundation".

AmBev is required to contribute 8% of each employee's gross pay to an account maintained in the employee's name in the government severance indemnity fund
(FGTS). Under Brazilian law, AmBev is also required to pay termination benefits to employees dismissed without cause equal to 50% (compared to 40% in 2000) of the accumulated contributions made by AmBev to the FGTS during the employee's period of service.

PLANS

     STOCK OWNERSHIP PLAN.

     AmBev has a stock ownership plan designed to obtain and retain the services of qualified directors, executives and employees. Both common and preferred shares are granted in the plan. As of December 31, 2001, the plan had outstanding and exercisable options to acquire 1,031,221,000 shares of AmBev. Shares available at December 31, 2001 for options to be granted in the future totaled 1,987,070,000 shares. The plan is administered by a committee, which includes non-management members of the Board of Directors of AmBev. This committee periodically creates programs under the stock ownership plan, defining the terms and employees to be included, and establishes the price at which the options are to be issued. This price may not be less than 90% of the average price of the shares traded on the stock market on the previous three business days, adjusted by a monetary correction index to be defined by the committee for each program. The number of shares which may be granted in each year cannot exceed 5% of the total number of shares outstanding of each type of shares. When share options are exercised, AmBev issues new shares or transfers treasury shares to the option holder. Stock options granted have no final date to be exercised. When the grantee leaves the company (other than upon retirement), the options are forfeited. If an employee decides to sell shares acquired pursuant to the exercise of his or her options or an employee leaves the company, AmBev has the right to buy such shares at a price equal to:

     - the inflation-indexed price paid by such employee, if the employee sells the shares during the first 30 months after the exercise of the option;

     - 50% of the inflation-indexed price paid, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after the exercise of the option; or

     - the market price, if the employee sells the shares more than 60 months after the exercise of the option.

     The Company finances the purchase of shares in accordance with the established plan rules. Financing arrangements are normally for periods of not more than four years and include interest of 8% per annum over a designated general price index. These loans are guaranteed by the shares issued upon the exercise of options. At December 31, 2001 the outstanding balance of these loans amounted to U.S.$215.4 million and are classified as a deduction from shareholders' equity.

     PENSION PLANS.

        AmBev PENSION PLAN.

     AmBev's pension plans are administered by the AmBev Pension Fund (INSTITUTO AmBev DE PREVIDENCIA PRIVADA) which is the successor of the Brahma Pension Fund--Instituto Brahma de Seguridade Social-- as from December 8, 2000.

     The AmBev Pension Fund operates a defined-benefit pension plan and operates a defined-contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees and employees of our Brazilian subsidiaries. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. We nominate the three directors of the AmBev Pension Fund. As of December 31, 2001, we had 5,181 participants in our plan of which 2,389 participated in the defined benefit plan.

     The AmBev Pension Fund is available to both active and retired employees. Three months after joining us, employees may opt to join the defined contribution plan. Upon leaving (unless upon retirement) members are required to leave the AmBev Pension Fund. Members who joined after 1990 and request to leave will receive their contributions in a single inflation indexed installment.

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

     Pension costs relating to the AmBev contribution plan for the year ended December 31, 2001 were approximately R$3.5 million compared to R$2.7 million in 2000.

     The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 88,664,850 common shares of AmBev at December 31, 2001 with a total fair value of R$42.5 million as of December 31, 2001), government securities and properties. All benefits are calculated and paid in inflation-indexed Brazilian reais.

     PROFIT-SHARING PLAN.

     AmBev's by-laws provide for the distribution of up to 10% of AmBev's net income, as determined in accordance with Brazilian Corporate Law, to its employees. Executive officers are eligible for profit-sharing in an amount not to exceed the lower of their annual remuneration or 5% of AmBev's net income in the aggregate.

     Payments under AmBev's profit-sharing plan are subject to the availability of cash resources of AmBev. Executive officers' bonuses are determined on the basis of individual performance, and is subject to approval by the Board of Directors of AmBev. All other employees of AmBev are entitled to performance-based variable bonuses calculated on an annual basis. The distribution of these bonuses is subject to a three-tier system in which AmBev must first achieve efficiency targets approved by the Board of Directors. Following that, each business unit must achieve its targets and finally individual performance is ranked.

     Expenses of AmBev under these programs are included in general and administrative expenses and amounted to R$81.3 million (executive officers--R$20.2 million; other employees--R$61.1 million), in respect of the year ended December 31, 2001, R$53.7 million (executive officers--R$6.7 million; other employees--R$47.0 million) in respect of the year ended December 31, 2000, and R$3.5 million (executive officers--zero; other employees--R$3.5 million) in respect of the year ended December 31, 1999. AmBev did not pay any individual bonus to executive officers for 1999, since Brahma's goals set earlier in 1999 were not met.

     AUDITORS

     The audited financial statements herein have been audited by PricewaterhouseCoopers, Auditores Independentes, our independent accountants. Their offices are located at Avenida Francisco Matarazzo, 1700, 05001-400 Sao Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of Sao Paulo) and their registration number is CRC2SP000160/O-5.

     CREATION OF A SHARED SERVICES CENTER.

     On April 5, 2002 AmBev announced that it moved its Operations Department to Jaguariuna. The main goal of this new department was to create a Shared Services Center, which started up in April.

     The new center consolidates our controlling and supervision activities in order to standardize processes. Some 200 professionals who used to work at the Sao Paulo headquarters have already moved to Jaguariuna.

     AmBev chose Jaguariuna to be the new Shared Services Center headquarters for a number of reasons such as its proximity to the city of Sao Paulo and the availability of qualified work force in the area. The existence of a vacant administrative facility at the plant also contributed to the decision. The facilities were completely remodeled and adapted to house the new Shared Services Center.

DIRECTOR AND SENIOR MANAGEMENT SHARE OWNERSHIP

     The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by senior management as of June 17, 2002:

                                                         AMOUNT AND PERCENTAGE      AMOUNT AND PERCENTAGE
NAME                                                        OF COMMON SHARES         OF PREFERRED SHARES
-----------------------------------------------------  -------------------------  -------------------------
Marcel Herrmann Telles(1)............................    890,240,145       5.49%    372,803,924       1.53%
Victorio Carlos De Marchi(2).........................      *                          *
Jorge Paulo Lemann(3)................................      *                          *
Carlos Alberto da Veiga Sicurpira(4).................      *                          *
Jose Heitor Attilio Gracioso(5)......................      *                          *
Roberto Herbster Gusmao(6)...........................      *                          *
Jose de Maio Pereira da Silva(7).....................      *                          *
Roberto Moses Thompson Motta(8)......................      *                          *
Vicente Falconi Campos...............................      *                          *
Magim Rodriguez Junior...............................      *                          *
Luis Felipe Pedreira Dutra Leite.....................      *                          *
Jose Adilson Miguel(9)...............................      *                          *
Claudio Braz Ferro...................................      *                          *
Carlos Alves de Brito................................      *                          *
Juan Manual Vergara Galvis...........................      *                          *
Mauricio Luis Luchetti...............................      *                          *
Miguel Nuno da Mata Patricio.........................      *                          *
Fersen Lamas Lambranho...............................      *                          *

----------
* Indicates that the individual holds less than 1% of the class of securities.

(1) Does not include 7,391,481,608 common shares owned by Braco S.A. (Braco) and Empresa de Administracao e Participacoes S.A. - ECAP (ECAP). Mr. Telles owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counsilor of the Zerrenner Foundation. For information regarding the shareholdings of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders". Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--Options and Warrants".

(2) Mr. De Marchi is a counselor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(3) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Lemann owns 58.8% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(4) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Sicupira owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(5) Mr. Gracioso is a counselor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(6) Mr. Gusmao is a counselor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(7) Mr. da Silva is a counselor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(8) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Motta is an executive officer of Braco and ECAP. Mr. Motta disclaims beneficial ownership of the shares of AmBev owned by Braco and ECAP.

(9) Mr. Miguel is a counselor of the Zerrenner Foundation. For information regarding the shareholding of the Zerrenner Foundation, see "Item 7--Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

Item 7.   Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

INTRODUCTION

     As of June 17, 2002, AmBev had 16,205,207,116 common voting shares and 24,299,222,825 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities Act:
ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of June 17, 2002, there were 88,342,144 preferred ADSs outstanding (representing 8,834,214,400 preferred shares) and 8,762,430 common ADSs outstanding (representing 87,624,300 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

CONTROL

     AmBev is controlled by Braco S.A. (Braco), Empresa de Administracao e Participacoes S.A. - ECAP (ECAP) and FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA (the Zerrenner Foundation), which own in the aggregate 68.26% of AmBev's common shares. In addition, Braco, ECAP and the Zerrenner Foundation, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "--AmBev Shareholders' Agreement". As of June 17, 2002, Braco and ECAP collectively own 45.612% of the common shares of AmBev. Messrs. Telles, Lemann and Sicupira collectively own 84.6% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP. Mr. Telles individually owns 5.5% of the common shares of AmBev and is also a Counselor of the Zerrenner Foundation. The Zerrenner Foundation owns 22.7% of the common shares of AmBev.

SHARE OWNERSHIP HISTORY OF AmBev's MAJOR SHAREOWNERS

     As of June 30, 1999 Braco and ECAP together held approximately 55.1% of the common shares of Brahma, and the Zerrenner Foundation held approximately 88.1% of the common shares of Antarctica. On July 1, 1999, as a result of the controlling shareholders' contribution, Braco, ECAP and the Zerrenner Foundation became the holders of 33.69%, 42.27% and 24.04% respectively, of AmBev's common shares, and AmBev became the controlling shareholder of Brahma and Antarctica. Braco also contributed non-voting preferred shares of Brahma to AmBev in exchange for 67,903,450 non-voting preferred shares of AmBev, and the Zerrenner Foundation contributed non-voting preferred shares of Antarctica to AmBev in exchange for 267,843,425 non-voting preferred shares of AmBev.

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

     On October 27, 2000, the Brahma Welfare Foundation, a non-profit entity established by Brahma to provide social and other welfare benefits to its employees, was merged into the Zerrenner Foundation. As a result, the 1,323,696,770 AmBev common shares owned by the Brahma Welfare Foundation are now owned by the Zerrenner Foundation, increasing the Zerrenner Foundation's holdings to 3,621,305,410 AmBev common shares, and the 203,823,240 AmBev preferred shares owned by the Brahma Welfare Foundation are now owned by the Zerrenner Foundation, increasing the Zerrenner Foundation's holdings to 471,666,665 preferred shares.

SHARE BUYBACK PROGRAM

     In 2001, AmBev incurred R$246.7 million in connection with its share buyback program, compared to R$10.5 million in 2000.

     On February 1, 2002, AmBev announced that its Board of Directors renewed its R$300 million buyback program of common and preferred shares of AmBev, which had been first announced on November 7, 2001. Since R$70.0 million had already been completed, the remaining amount of the program was R$230 million. During the program 154,740,000 common shares and 503,550,000 preferred shares were repurchased.

     On March 11, 2002, AmBev launched a new R$200 million buyback program of common and preferred shares, following the completion of the R$230 million program announced on February 1, 2002.

     According to Brazilian law, buyback programs are valid for a maximum of 60 days. Should the total amount used to acquire shares be below the established limit over the next 60 days, the Board of Directors may renew the buyback program for successive 60-day periods.

     Since the launch of this buyback program, 6,660,000 ordinary shares and 36,930,000 preferred shares have already been repurchased. As part of the current program, AmBev may repurchase up to 64,547,697 common shares and 879,642,001 preferred shares, representing 1.73% and 4.10% of the respective free float in each class (I.E., 3,732,239,787 common shares and 21,436,212,193 preferred shares). Since March 20, 2002, we have discontinued our share buyback program, primarily as a result of the negotiations with Quilmes. Please see "--Joint Ventures and Strategic Alliances".

AmBev's MAJOR SHAREHOLDERS

     The following table sets forth information, as of June 17, 2002 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:

                                                          AMOUNT AND PERCENTAGE     AMOUNT AND PERCENTAGE
                                                            OF COMMON SHARES         OF PREFERRED SHARES
                                                        ------------------------   -----------------------
The Bank of New York - ADR Department(1).............      87,624,300      0.54%   8,834,214,400    36.36%
Braco(2).............................................   7,391,481,608     45.61%               -        -
ECAP.................................................   4,039,568,225     24.93%               -        -
Zerrenner Foundation(3)..............................   3,670,538,220     22.65%     454,922,506     1.87%
Marcel H. Telles(4)..................................     890,240,145      5.49%     372,803,924     1.53%
Jorge Paulo Lemann(5)................................               -         -                -        -
Carlos A. Sicupira(6)................................               -         -                -        -

----------
(1) Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2) Includes 4,039,568,225 common shares owned by ECAP. Braco owns 99.7% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the Zerrenner Foundation, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, own 12.9%, 58.8% and 12.9%, respectively, of the voting capital of Braco.

(3) Mr. Telles, Victorio Carlos De Marchi, Jose Heitor Attilio Gracioso, Roberto Herbster Gusmao and Jose de Maio Pereira da Silva, directors of AmBev, and Jose Adilson Miguel, an officer of AmBev, are counselors of the Zerrenner Foundation.

(4) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Telles, a co-chairman of the Board of Directors of AmBev, owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Telles disclaims ownership of the shares of AmBev owned by Braco and ECAP. Mr. Telles is also a counselor of the Zerrenner Foundation. Does not include warrants to subscribe for 10,126,600 common shares and 13,917,020 preferred shares of AmBev in April 2003. See "Item 7 -- Major Shareholders and Related Party transactions--Major Shareholders--Options and Warrants".

(5) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Lemann a member of the Board of Directors of AmBev, owns 58.8% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Lemann disclaims ownership of the shares of AmBev owned by Braco and ECAP.

(6) Does not include 7,391,481,608 common shares owned by Braco and ECAP. Mr. Sicupira, a member of the Board of Directors of AmBev, owns 12.9% of the voting shares of Braco, which, in turn, owns 99.7% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "--AmBev Shareholders' Agreement". Mr. Sicupira disclaims ownership of the shares of AmBev owned by Braco and ECAP.

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

     In connection with an IFC loan, the IFC had an option to convert an amount equal to U.S.$5 million of the principal amount of the loan into 53.3 million of AmBev's preferred shares. On February 1, 2002, the IFC exercised this option and received 53,726,500 million preferred shares on March 1, 2002. No new shares were issued. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Debt--long-term Debt".

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

     MANAGEMENT OF AmBev.

     Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev's Board of Directors, AmBev's controlling shareholders, the Zerrenner Foundation, Braco and ECAP, have the ability to elect the majority of AmBev's directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, the adoption of a cumulative vote procedure, the provisions of the shareholders' agreement on the management of AmBev were based on the assumption that no directors will be elected by minority shareholders of AmBev.

     Due to recent changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital and preferred shareholders holding at least 10% of total capital may elect one member of the Board of Directors and its alternate member. Additionally, if minority shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these rights, any of these shareholders should prove that it has held the shares for at least three months.

     If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder would always have the right to elect the same number of members plus one, independently of the number of directors.

     Additionally, until the 2005 annual shareholders meeting, the director appointed by preferred shareholders (individually or cumulatively) shall be selected from a three-name list previously prepared by the controlling shareholder.

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

     PRELIMINARY MEETINGS AND EXERCISE OF VOTING RIGHTS.

     On matters submitted to a vote of the shareholders or their representatives in the boards of directors of AmBev or its subsidiaries, the Zerrenner Foundation, Braco and ECAP have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and as to how to direct their representatives to vote on the matter being submitted. Law No. 10,303/01 recognizes the shareholders agreement as the appropriate instrument to determine how power should be exercised by the controlling shareholders. In order to reach such a consensus, the shareholders' agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders' meeting.

     If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is Braco and ECAP. However, this rule does not apply in connection with the election of members of boards of directors, as described above under "--Management of AmBev", and with respect to fundamental matters which require unanimous approval by the Zerrenner Foundation, Braco and ECAP, as follows:

     - any amendment to the by-laws of AmBev and/or any of its subsidiaries changing the corporate objectives, the term of duration of the company, and/or the composition, powers and duties of the management bodies;

     - approval of the annual investment budget of AmBev and/or any of its subsidiaries;

     -    approval of AmBev's strategic five-year plan;

     - appointment, removal or replacement of the Chief Executive Officer of AmBev;

     - approval or change of the compensation policy for the Board of Directors and officers of AmBev and its subsidiaries;

     - approval of stock option plans for the managers and employees of AmBev and/or its subsidiaries;

     -    change in the dividend policy of AmBev and/or any of its subsidiaries;

     - increases in the capital of AmBev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders' shares by AmBev and/or any of its subsidiaries;

     - mergers, spin-offs, transformations, acquisitions, and investments involving AmBev and/or any of its subsidiaries;

     - the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of, shares, quotas and/or any securities issued by any of AmBev's subsidiaries, under any title or form;

     - the incurrence by AmBev and/or any of its subsidiaries, in a single transaction or series of related transactions, of any indebtedness greater than 10% of the shareholders' equity of AmBev as per the last audited balance sheet prepared in accordance with Brazilian Corporate Law;

     - the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;

     - the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its Subsidiaries to any third parties in an amount greater than 1% of AmBev's shareholders' equity as set forth in the last audited balance sheet prepared in accordance with Brazilian Corporate Law, except in favor of employees of AmBev and of its subsidiaries, or in favor of the subsidiaries themselves;

     -    election of members for committees of AmBev's Board of Directors;

     - cancellation of the registration of AmBev and/or any of its subsidiaries as publicly traded companies;

     - petition for an arrangement with creditors (concordata) or acknowledgment of bankruptcy by AmBev and/or any of its subsidiaries;

     -    liquidation or dissolution of AmBev and/or any of its subsidiaries;
          and

     - appointment of the external auditors of AmBev and/or any of its subsidiaries.

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

     RIGHTS OF FIRST REFUSAL.

     The shareholders' agreement contains the following provisions concerning rights of first refusal of the parties to the agreement:

     - Neither the Zerrenner Foundation, on the one hand, nor Braco and ECAP, on the other hand, may directly or indirectly dispose of their AmBev shares without offering a right of first refusal to the other party. The right of first refusal can only be exercised so that all AmBev shares offered are acquired by the offered party and so that such acquisition occurs within a 30-day period, as provided in the shareholders' agreement. If the right of first refusal is not exercised, the party wishing to dispose of its AmBev shares may do so within 60 days, provided that the disposition is made on the same terms and at no less than the same price as offered to the other party;

     - In the event that the shares of AmBev owned by the Zerrenner Foundation as one party, and Braco and ECAP as the other party, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian Corporate Law, or the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the removal or waiver of the imposition. If the obligations guaranteed by the restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares;

     - If any of the Zerrenner Foundation, as one party, and Braco and ECAP, together as the other party, intends to dispose of subscription rights corresponding to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days; and

     - In the event of a proposed sale by Marcel Telles, Jorge Paulo Lemann or Carlos Alberto Sicupira of any voting shares of Braco or any voting shares of ECAP held by Braco, which would result in a change in control of either Braco or ECAP, the Zerrenner Foundation will have a right of first refusal to acquire all shares of Braco to be disposed of by the above Braco shareholders, or all shares of ECAP to be disposed of by Braco. The Zerrenner Foundation will have 30 days to exercise this right of first refusal.

     The shareholders' agreement provides that any transfer of shares or subscription rights in which the provisions on rights of first refusal are not observed will not be valid. AmBev's management is also prohibited from reflecting any such transfer in the company's corporate books and recent changes introduced by Law No. 10,303/01 confirms the applicability of the shareholders' agreement in such cases.

     BUY-SELL RIGHTS.

     The shareholders' agreement provides for buy-sell rights beginning 30 months after the date of execution of the agreement. The buy-sell provisions create an obligation of either party to sell their AmBev shares or purchase the AmBev shares of the other party, as the case may be. This two-way obligation operates as follows:

     - a party disagreeing on any matter with the other party has the right to notify the other party, and to state that it intends to purchase all the shares of the other party. In the notice, the dissenting party must state (a) the price per share to be paid, (b) the payment conditions, (c) the period for consummating the transaction, which cannot exceed 30 days, (d) the interest rate, and (e) the applicable inflation adjustment index. The dissenting party can establish all these conditions at its own discretion;

     - the other party that receives the notice then has the option of (a) accepting the offer or (b) purchasing all the shares of the dissenting party on the same terms and conditions as notified by the dissenting party. The dissenting party will then have to accept whatever decision is made by the other party.

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

     SPECIFIC PERFORMANCE.

     Due to recent changes introduced by Law No. 10,303/01, the obligations of the parties under the shareholders' agreement will be subject not only to specific performance, as provided under Law No. 6,404/76, but will also bind third parties to the terms of the shareholders' agreement, in effect declaring null and void any action taken in its contravention so long as rights and obligations of third parties stem from the shareholders' agreement.

                           RELATED PARTY TRANSACTIONS

MATERIAL RELATED PARTY TRANSACTIONS

     AmBev and its subsidiaries do not currently engage in any material related party transactions.

LOANS

     The Company finances its directors', senior managements' and employees' purchases of shares pursuant to AmBev's Stock Ownership Plan. See "Item 6--Directors, Senior Management and Employees--Plans--Stock Ownership Plan".

Item 8.   Financial Information

        CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18. Financial Statements" and pages F-1 through F-90.

EXPORT SALES

     Total exports of beer represented less than 1% of AmBev's total net sales in 2001. Total exports of soft drinks represented less than 1% of AmBev's revenues in 2001. For more information regarding AmBev's beer and soft drink exports see "Item 4--Information on the Company--AmBev Business Overview--Our Products and Brands".

LEGAL PROCEEDINGS

     Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see note 17 of our consolidated financial statements.

     CIVIL CLAIMS.

     On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against us and Antarctica in the 18th Civil Court of the City of Sao Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders' meeting held on September 2, 1999 changing the valuation method for determining the value of the Antarctica shares subject to appraisal rights from the book value to economic value of such shares was invalid, because it occurred after the plaintiffs had exercised their appraisal rights. These plaintiffs claim compensation in the total amount of approximately R$0.8 million (the current debt amount is R$1.1 million). On July 21, 2001, the court dismissed the action against Antarctica. On December 21, 2001 the judge adjudicated in favor of the minority shareholders requiring us to pay the difference between the value of the shares. We will appeal this ruling and expect to prevail in the court of appeals based upon advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

     TAX MATTERS.

     AmBev has filed claims against the Brazilian tax authorities alleging that certain taxes are unconstitutional. These legal tax proceedings include claims for income taxes, the value-added tax (ICMS), the excise tax (IPI) and revenue taxes (PIS and COFINS). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

     As of March 31, 2002, we have approximately 1,273 tax claims pending, including judicial proceedings and administrative investigations. Most of these claims relate to ICMS. We have made provisions for of R$111.80 million, in connection with these tax proceedings for which we believe there is a probable chance of loss.

     INCOME TAX AND SOCIAL CONTRIBUTION.

     Beginning in 1997, an amendment to the tax law confirmed the deductibility of interest attributable to shareholders' equity for social contribution and income tax purposes. Brahma filed a lawsuit with the 22nd Federal Court of Rio de Janeiro, requesting recovery of social contribution taxes previously paid for the 1996 fiscal year in the amount of R$20.1 million. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest attributable to shareholders' equity and, as a result, allowing Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996, thereby allowing Brahma to offset the amounts of taxes unduly paid in 1996 against the amounts owed in 1999. Brahma, however, never used the benefit granted by this injunction, and in April 2001, the Federal Court of Appeals reversed the Federal Court's injunction. On April 3, 2002, we appealed the Federal Court of Appeal's judgment to the Brazilian Supreme Court and to the Superior Court of Justice.

     VALUE-ADDED TAX, EXCISE TAX AND TAXES ON NET SALES.

     In October 1996, a tax law allowed credits of ICMS on capital expenditures to be offset against the amounts payable on such tax. Based on this law and on certain constitutional principles, some of our subsidiaries filed several lawsuits with State Courts to allow them to offset ICMS tax paid prior to 1996 and with IPI excise tax paid in the 1997 against similar taxes payable in 1996. From 1999 to December 31, 2001, we offset a total of approximately R$38.2 million in relation to these taxes. We made a provision regarding the amounts offset, including the interest and penalties that could become payable should we lose these lawsuits.

     In the first quarter of 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the new law is unconstitutional. As such new taxes remain in force until a final ruling is rendered, we recorded the amount of R$37.4 million as "value-added and other excise taxes on sales." We will not be permanently relieved of the obligation to pay such taxes unless and until a final favorable ruling is rendered.

     Certain Brazilian taxpayers are prosecuting claims to be able to exclude for the period from 1988 to 1995, in the calculation basis (i.e., the gross revenue of the sixth previous month) the indexation for inflation prior to the calculation of the PIS tax. The taxpayers argue that Complementary Law 7/70 does not require indexation of the calculation basis, and the provision in the Decree-laws, which created indexation of the calculation basis, was overturned by the Federal Supreme Court and the Senate. The tax authorities asserted that the Federal Supreme Court and Senate actions affected only the determination of the calculation basis, but did not affect the definition of the indexation procedure in the Decree-Laws.

     Until recently decisions at the appellate court level had been inconsistent. On May 29, 2001 (ruling published on June 11, 2001) an arbitration session of the appellate court ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final unappealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote.

     On October 15, 2001, we concluded the preliminary determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The provision for the PIS liability, including interest and charges totaling R$138.7 million was reversed to income and recorded in "Value-added and excise taxes on sales" in the third quarter of 2001 and we are currently waiting for a final decision.

     DISTRIBUTORS AND PRODUCT-RELATED CLAIMS.

     Numerous breach of contract claims have been filed against CBB by former distributors of Brahma and Antarctica whose contracts were terminated due to low sales volume, failure by distributors to meet our guidelines and a general rationalization of the distribution network. Most claims are still in the lower level, some have been appealed and are now in intermediate court levels, and a few are currently being reviewed by the highest level appellate court in Brazil, the Supreme Court of Justice. Additionally, former Antarctica distributors, among a few other distributors, filed breach of contract claims against us. These distributors seek the revision of certain terms and conditions of the distribution agreement or alleged breach by us. Notwithstanding this, the agreements continue to be in full force and effect and continue to be performed outside of any court proceedings.

     The aggregate amount of these claims is approximately R$346.0 million. AmBev has made a provision of R$30.0 million in regard to such claims, based on advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and, in areas where we continue to use third-party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

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

     ANTITRUST MATTERS.

     There are currently two antitrust proceedings pending against us. Both were commenced by CADE following its investigations in connection with the combination. The first action concerns alleged tying arrangements whereby we allegedly required our retailers to purchase certain of our soft drink products in combination with their purchases of certain of our beer products. Since April, 2001, such proceedings were submitted to CGSI (Coordenacao-Geral de Analise de Infracoes nos Setores de Sevico) for investigation without any further actions from the antitrust authorities.

     The second action refers to some complaints brought by ABRADISA (ASSOCIACAO BRASILEIRA DE DISTRIBUIDORES ANTARCTICA), alleging that provisions in our distribution agreements are illegal exclusivity provisions. After appropriate investigations, on February 22, 2002 the antitrust authorities (SDE) decided to accept the proceedings against us in order to determine whether there is circumstantial evidence relating to unfair market practices. The antitrust authorities are seeking to determine whether or not the following main practices are taking place: (i) establishment of minimum quotas for retailers to purchase our beverages; (ii) imposition of sale price to retailers; (iii) whether the share of the distribution network among Antarctica, Skol and Brahma products has resulted in damages to retailers' fair competition; (iv) unjustified increase in price; and (v) unfair competition between retailers and direct distribution.

     Based on the arguments presented before the antitrust authorities on April 2, 2002 and on advice received from outside counsel, we believe that we have a good chance of being successful in these proceedings. Therefore, we have not made a provision for any amount.

     According to applicable Brazilian antitrust legislation, fines of up to 30% of our gross revenue in the previous fiscal year may be levied upon the company and, if they prove the personal liability of an officer, such officer may be levied a fine of 10 - 50% of the fine applied to the company.

     Brahma's joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol's licensing agreement with Carlsberg were all required to be submitted to CADE for approval. See "--Joint Ventures and Strategic Alliances."

     In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma's joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg was approved by CADE. Miller was approved in 1997.

     CADE is currently reviewing our cooperation with Souza Cruz S.A. for the implementation of Agrega, a business-to-business website by means of which the acquisition of MRO (materials, repairs and operation) products and services will be negotiated. The Agrega joint venture was commenced on November 30, 2000, and CADE has yet to render a decision.

     After PepsiCo's acquisition of Gatorade and subsequent licensing of the trademark to us, CADE is analyzing the isotonic market concentration. On May 5, 2002, CADE rejected a solicitation by the antitrust authorities to suspend effectiveness of such concentration (relating to production and distribution of Gatorade), as a result of our license to maintain Gatorade's production centers as well as independent marketing and commercial policies for each of Marathon and Gatorade.

     LABOR MATTERS.

     We are involved in approximately 8,600 legal proceedings with former and current employees, mainly relating to dismissals, severance, overtime, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have established provisions in the amount of R$58.8 million as of April 30, 2002, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

     In compliance with CADE's decision approving the controlling shareholders' contribution and the performance agreement that we entered into with CADE, any dismissals must be made in accordance with the restrictions imposed by the decision. See "The Combination - Brazilian Antitrust Approval." We are involved in some lawsuits filed by dismissed employees claiming reinstatement in view of the CADE decision.

     ENVIRONMENTAL MATTERS.

     On November 7, 2001, the District Attorney of Manaus (PROMOTORIA) notified us that a criminal action had been commenced against IBANN, our subsidiary and three of its officers in the district court of the State of Manaus claiming damages for harm allegedly done to the IGARAPE DOS FRANCESES forest. On March 21, 2002, the district attorney proposed a settlement through a series of environmental projects. We are currently evaluating these projects and the impact this may have on our business. We cannot assure you that this would not have a materially adverse effect on our business. If we are found liable, we could be made to pay fines, implement social education programs for the environment, reforest the region, and the officers named in the lawsuit could be subject to criminal sanctions.

DIVIDEND POLICY

     For information regarding our dividend policy, see "Item 3--Key Information--Selected Financial Data--Dividends--Dividend Policy".

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

     On October 20, 2000, the shareholders of AmBev present at an extraordinary general meeting unanimously approved a five-for-one stock split of the company's outstanding common and preferred shares. See note 15(a)(ii) in the consolidated financial statements.

SHARES

     The table below shows the quoted high and low closing sales prices in reais on the Sao Paulo Stock Exchange for AmBev's preferred and common shares for the indicated periods on and after September 15, 2000. All prices quoted below relating to periods prior to September 15, 2000, relate to high and low closing sales prices in reais on the Sao Paulo Stock Exchange for preferred and common shares of Brahma, AmBev's predecessor. All share prices, including prices relating to Brahma preferred and common shares, have been restated to reflect AmBev's five-for-one stock split described in the preceding paragraph.

       TRADING PRICES ON THE SAO PAULO STOCK EXCHANGE: PREFERRED SHARES(1)

                                                                                       PER 1000 PREFERRED SHARES
                                                                                   --------------------------------
                                                                                        HIGH              LOW
                                                                                   --------------   ---------------
                                                                                             (IN REAIS)
ANNUAL
---------
2001............................................................................        R$581            R$406
2000............................................................................          488              208
1999............................................................................          272               92
1998............................................................................          176               78
1997............................................................................          170              112

QUARTERLY
---------
2001
      First Quarter.............................................................        R$558            R$458
      Second Quarter............................................................          581              476
      Third Quarter.............................................................          535              415
      Fourth Quarter............................................................          521              406
2000
      First Quarter.............................................................        R$278            R$208
      Second Quarter............................................................          306              220
      Third Quarter prior to September 14.......................................          390              307
      Third Quarter from September 17...........................................          408              388
      Fourth Quarter............................................................          488              374

MONTHLY
---------
2001
      December..................................................................        R$515            R$467
2002
      January...................................................................          500              465
      February..................................................................          479              454
      March.....................................................................          483              445
      April.....................................................................          488              450
      May.......................................................................          495              469
      June (through June 17)....................................................          482              445

----------
SOURCE:  Bloomberg

(1) For a period of time commencing September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, two separate trading markets existed for the shares of AmBev and Brahma, AmBev's predecessor. Due to the limited trading volume in AmBev's shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing September 17, 1999 and prior to September 15, 2000.

        TRADING PRICES ON THE SAO PAULO STOCK EXCHANGE: COMMON SHARES(1)

                                                                                        PER 1000 COMMON SHARES
                                                                                   --------------------------------
                                                                                        HIGH              LOW
                                                                                   --------------   ---------------
                                                                                             (IN REAIS)
ANNUAL
---------

2001............................................................................        R$540            R$350
2000............................................................................          470              158
1999............................................................................          190               92
1998............................................................................          160               77
1997............................................................................          171              111

QUARTERLY
---------
2001
      First Quarter.............................................................        R$540            R$415
      Second Quarter............................................................          530              400
      Third Quarter.............................................................          535              350
      Fourth Quarter............................................................          495              350
2000
      First Quarter.............................................................        R$186            R$158
      Second Quarter............................................................          233              180
      Third Quarter prior to September 14.......................................          302              236
      Third Quarter from September 17...........................................          312              294
      Fourth Quarter............................................................          470              312

MONTHLY
---------
2001
      December..................................................................        R$495            R$400
2002
      January...................................................................          445              400
      February..................................................................          410              385
      March.....................................................................          420              394
      April.....................................................................          420              392
      May.......................................................................          417              398
      June (through June 17)....................................................          409              390

----------
SOURCE:  Bloomberg

(1) For a period of time commencing September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, two separate trading markets existed for the shares of AmBev and Brahma, AmBev's predecessor. Due to the limited trading volume in AmBev's shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing September 17, 1999 and prior to September 15, 2000.

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

     As of March 31, 2002, there were 88 registered holders of our preferred ADSs, with approximately 99.9% of the preferred ADSs registered in the name of The Depository Trust Company. As of March 31, 2002, there were 2 registered holders of the common ADSs, with approximately 99.9% of the ADSs registered in the name of The Depository Trust Company.

     The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of AmBev ADRs quoted in U.S. dollars on the New York Stock Exchange. All prices quoted below relating to periods prior to September 15, 2000, relate to the reported high and low closing sales prices of the ADRs of Brahma, AmBev's predecessor, quoted in dollars on the New York Stock Exchange.

        TRADING PRICES ON THE NEW YORK STOCK EXCHANGE: ADSs REPRESENTING
                             100 PREFERRED SHARES(1)

                                                                       PER 100 PREFERRED SHARE ADSs
                                                                     --------------------------------
                                                                           HIGH             LOW
                                                                     ---------------   --------------
                                                                                (IN U.S.$)
ANNUAL
---------
2001..............................................................      U.S.$28.70       U.S.$14.20
2000..............................................................           25.50            11.81
1999..............................................................           14.50             7.00
1998..............................................................           15.56             6.63
1997..............................................................           16.00            10.87

QUARTERLY
---------
2001
     First Quarter................................................      U.S.$28.70       U.S.$23.10
     Second Quarter...............................................           25.47            19.27
     Third Quarter................................................           23.17            14.20
     Fourth Quarter...............................................           21.47            14.45
2000
     First Quarter................................................      U.S.$16.25       U.S.$12.13
     Second Quarter...............................................           17.00            11.81
     Third Quarter prior to September 14, 2000....................           21.19            17.00
     Third Quarter from September 17, 2000........................           22.13            21.25
     Fourth Quarter                                                          25.50            19.75

MONTHLY
---------
2001
     December.....................................................      U.S.$21.47       U.S.$19.70
2002
     January......................................................           21.49            18.88
     February.....................................................           20.12            18.30
     March........................................................           20.45            18.52
     April........................................................           21.30            19.45
     May..........................................................           21.25            18.72
     June (through June 17).......................................           19.00            16.37

----------
SOURCE:  Bloomberg

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

        TRADING PRICES ON THE NEW YORK STOCK EXCHANGE: ADSs REPRESENTING
                              100 COMMON SHARES(1)

                                                                         PER 100 COMMON SHARE ADSs
                                                                     --------------------------------
                                                                           HIGH             LOW
                                                                     ---------------   --------------
                                                                                (IN U.S.$)
ANNUAL
---------
2001..............................................................      U.S.$26.00       U.S.$10.00
2000..............................................................           19.88             9.00
1999..............................................................           10.25             7.31
1998..............................................................           13.75             6.63
1997..............................................................           16.00            10.50

QUARTERLY
---------
2001
     First Quarter................................................      U.S.$26.00       U.S.$21.00
     Second Quarter...............................................           22.26            18.00
     Third Quarter prior to September 14, 2000....................           22.00            12.00
     Fourth Quarter...............................................           16.60            10.00
2000
     First Quarter................................................      U.S.$10.19       U.S.$ 9.00
     Second Quarter...............................................           12.13             9.69
     Third Quarter prior to September 14, 2000....................           16.00            10.63
     Third Quarter from September 17, 2000........................           15.00            15.00
     Fourth Quarter...............................................           19.88            14.50

MONTHLY
---------
2001
     December.....................................................      U.S.$15.00       U.S.$12.00
2002
     January......................................................      U.S.$18.75       U.S.$14.00
     February.....................................................           17.00            14.00
     March........................................................           17.25            14.00
     April........................................................           17.50            14.00
     May..........................................................           17.00            14.00
     June (through June 17).......................................           14.00            14.00

----------
SOURCE:  Bloomberg

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

                  REGULATION OF THE BRAZILIAN SECURITIES MARKET

     The Brazilian securities markets are regulated by the CVM, which has general authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198/01 dated February 14, 2001, Law No. 10,303/01 dated October 31, 2001 and Law No. 10,411/02 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented (the "Brazilian Securities Law"), and in Law No. 6,404 of December 15, 1976, as amended and supplemented (the "Brazilian Corporate Law") and by regulations issued by the CVM, the CONSELHO MONETARIO NACIONAL (National Monetary Council) and the Central Bank. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

     Under Brazilian Corporate Law, a company is either publicly held (listed), a COMPANHIA ABERTA, such as AmBev, whose shares are publicly traded on the Sao Paulo Stock Exchange (Bovespa), or privately held (unlisted), a COMPANHIA FECHADA. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. Law No. 10,303/01 allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the Sao Paulo Stock Exchange may not also be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the Sao Paulo Stock Exchange a company must apply for registration with the CVM.

     The trading of securities on the Brazilian stock exchanges may be halted at the request of a company in anticipation of a material announcement and are sometimes required by law to request such suspension. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

     On January 27, 2000, a formal protocol was signed merging the previous nine Brazilian stock exchanges. Following the merger, the Sao Paulo Stock Exchange is the only Brazilian stock exchange on which private equity and private debt may be traded. The Sao Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the Sao Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange trading sessions are from 10:00 a.m. to 5:00 p.m., subject to change during daylight savings time in the United States. The Sao Paulo Stock Exchange also permits trading from 5:45 p.m. to 7:00 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Sao Paulo Stock Exchange may also be traded off the exchange under specific circumstances, but such trading is very limited.

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

     Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At

December 31, 2001, the aggregate market capitalization of all the companies listed on Sao Paulo Stock Exchange was equivalent to approximately R$430.3 billion, and the 10 largest companies, which included AmBev, represented 8.0% of the total market capitalization of all listed companies. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company's shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2001, the ten most actively traded issues represented approximately 54.0% of the total volume of shares traded on the Sao Paulo Stock Exchange, compared to 52.0% in 2000.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Item 3--Key Information--Exchange Rate Information--Exchange Controls" and "Item 10--Additional Information--Memorandum and Articles of Association--Restrictions on Foreign Investment".

Item 10.  Additional Information

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, by-laws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company's by-laws (ESTATUTO SOCIAL). This description is qualified in its entirety by reference to Brazilian Corporate Law and our by-laws. An English translation of our by-laws has been filed with the Securities and Exchange Commission of the United States (SEC) as an annex to our prospectus filed as part of the Form F-4 filed by us on August 29, 2000, as amended on April 27, 2001 (the amendments to the by-laws are incorporated by reference to the Form 6-K filed by AmBev on May 30, 2001). A copy of our by-laws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under "Item 9--The Offer and Listing-Principal Market and Trading Market Price Information" and information on ownership of our shares is set forth under "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders".

     Our capital stock is comprised of preferred shares and common shares, all without par value. At June 17, 2002, there were 24,299,222,825 preferred shares outstanding and 16,205,207,116 common shares outstanding.

     Our preferred shares are non-voting except under limited circumstances and are entitled to priority over our common shares in the case of liquidation. See "--Voting Rights", for more information regarding the voting rights of our preferred shares.

     Under Brazilian Corporate Law, as amended by Law No. 10,303/01, the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares. Before Law No. 10,303/01, the number of non-voting shares was at two-thirds of the total number of shares. New companies have to observe the new percentage to apply for registration before the CVM. Already existing companies may keep existing proportion between common shares and preferred shares or they may choose one of the following two options: (i) issue new common shares up to the amount necessary to adequate the issued shares to such proportion; or (ii) buy preferred issued shares from the shareholders. Since these changes are being conducted by operation of law, any procedures adopted by the company will not grant appraisal rights to minority shareholders.

     The majority of members of our Board of Directors will be elected by the controlling shareholders of our common shares. Board members, even if elected by one specific shareholder, owe fiduciary duties towards our Company and all of our shareholders. At the same time, any director appointed by shareholders bound by a shareholders' agreement is also bound by the terms of such agreement. See "-Item 7-Major Shareholders and Related Party Transactons".

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

BOARD OF DIRECTORS

     According to Brazilian Corporate Law any matters subject to the approval of the Board of Directors can be approved by a "simple majority" of votes of the members present at the meeting. The same rules apply pursuant to AmBev's by-laws.

     Pursuant to AmBev's by-laws any matters requiring the approval of the Board of Directors will be approved by the affirmative vote of a majority of its Board members present at the relevant meeting.

     In matters that a director may have a conflict, Brazilian Corporate Law sets forth that such director must disclose to the entire Board his/her interest in the matter and abstain from voting. Any transaction that a director may have an interest in can only be approved if carried out on an arm's-length basis.

     The by-laws and the Brazilian Corporate Law require that our directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

RESERVES AND DIVIDENDS

     The discussion below summarizes the main provisions of Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest charge attributed to shareholders' equity. Because dividends payable by AmBev to its shareholders will derive primarily from the dividends it receives from CBB and its subsidiaries, the discussion below contains information with regard to both AmBev and CBB, in addition to generic provisions under Brazilian Corporate Law.

     CALCULATION OF DISTRIBUTABLE AMOUNTS.

     At each annual shareholders' meeting, the Board of Directors is required to propose how the company's earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company's net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees' and management's participation in earnings represents its "income" for such fiscal year. In accordance with Brazilian Corporate Law, an amount equal to the company's "income", as adjusted (the "adjusted income", which we will refer to as the "distributable amount") will be available for distribution to shareholders in any particular year. Such distributable amount will be affected by the following:

     -    reduced by amounts allocated to the social reserve, if any;

     -    reduced by amounts allocated to the statutory (legal) reserve;

     - reduced by amounts allocated to the unrealized income reserve established by the company in compliance with applicable law (as discussed below); and

     -    increased by reversals of reserves constituted in prior years.

     Social Reserve. AmBev's by-laws provide that it may set aside up to 10% of its "income" for payments to foundations (such as the Zerrenner Foundation) which provide welfare benefits to AmBev's employees and associates.

     Statutory (Legal) Reserve. Under Brazilian Corporate Law, corporations (such as AmBev and CBB) are required to maintain a "legal reserve" to which they must allocate 5% of their "income" for each fiscal year until the amount of the reserve equals 20% of their paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase the company's capital.

     Reserve for Investment Projects. Under Brazilian Corporate Law, a portion of a corporation's "income" may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. After completion of the relevant capital projects, the company may retain the appropriation until a shareholder vote to transfer all or a portion of the reserve to capital or retained earnings.

     Unrealized Income Reserve. The "unrealized income" in any particular year represents the sum of the net credit balance from the:

     - price-level restatement of some balance sheet accounts (through 1995) in such year;

     - share of equity earnings of subsidiary and associated companies in such year not yet distributed in the form of dividends; and

     - profits from installment sales to be received after the end of the next succeeding fiscal year.

     Under Brazilian Corporate Law, the amount of "unrealized income" may be allocated to an "unrealized income reserve" for any particular year in the amount by which it exceeds the sum allocated to:

     -    the legal reserve; and

     -    the reserve for investment projects in such year.

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

     Brazilian Corporate Law provides that all discretionary allocations of "income", including the unrealized income reserve and the reserve for investment projects are subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The tax incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

     MANDATORY DIVIDEND.

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

     Under Brazilian Corporate Law, the mandatory dividend must be paid in every fiscal year. However, the mandatory dividend need not be paid in any fiscal year in which the Board of Directors and executive officers advise the shareholders at the annual shareholders' meeting that payment of the mandatory dividend would be incompatible with the company's financial situation. While the law does not establish the circumstances in which payment of the mandatory dividend would be "incompatible" with the company's financial situation, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Non-payment of the mandatory dividend must be approved by the company's fiscal committee (Conselho Fiscal). In the case of publicly held corporations, its management must submit an annual report setting out the reasons for non-payment of the mandatory dividend to its shareholders and the CVM. If the mandatory dividend is not paid and funds are available, those funds must be deposited in a special reserve account. If amounts credited to this reserve are not absorbed by losses incurred in subsequent fiscal years, they must be paid out in dividends as soon as this is compatible with the financial situation of the company.

     DIVIDEND PREFERENCE OF PREFERRED SHARES.

     Pursuant to AmBev's by-laws, if any, the preferred shareholders of AmBev are entitled to dividends 10% greater than the dividends to be paid to its common shareholders.

     PAYMENT OF DIVIDENDS.

     AmBev is required by Brazil's corporate laws to hold an annual shareholders' meeting by no later than April 30 of each year, at which time an annual dividend may be declared. Additionally, interim dividends may be declared by the Board of Directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. AmBev's by-laws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings from the companies' perspective, as it is generally deductible for income tax purposes. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the company has no liability for such payment.

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

     Brazilian Corporate Law provides that non-voting shares entitled to receive minimum or fixed dividends acquire voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for three consecutive fiscal years. The voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with cumulative votes). Pursuant to AmBev's by-laws, the existing preferred shares of AmBev will not acquire such voting rights as AmBev preferred shares are not entitled to receive minimum or fixed dividends.

ELECTION OF DIRECTORS

     Each common share of AmBev represents one vote at any shareholders' meeting in connection with the election of the Board of Directors of AmBev. Due to recent changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital or preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these minority rights, the shareholders must prove that they have held the shares for at least the last three months.

     If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder would always have the right to elect the same numbers of members plus one, independently of the number of directors.

     Additionally, until the 2005 Ordinary Shareholders Meetings, the director appointed by referred shareholders (Whether or not together with voting minority shareholders) shall be selected from a three-name list previously prepared by the controlling shareholder.

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

     Under the by-laws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Under Brazilian Corporate Law, if the number of directors is reduced to five or less, the percentage necessary for any minority shareholder or group of minority shareholders to elect at least one member of the Board of Directors under the cumulative vote procedure cannot exceed 20% of the voting shares of AmBev. Because the AmBev shareholders' agreement provides that the Zerrenner Foundation shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to the Zerrenner Foundation's approval.

LIQUIDATION

     In the event of liquidation, a general shareholders meeting shall determine the form of liquidation and appoint a financial committee to operate during the liquidation period. See "--Shareholders' Meeting". A liquidator will be appointed by the Board of Directors.

     Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev's shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the company (AmBev's current by-laws state that its authorized capital is R$2,565,249,472.76), prior to making any distributions to AmBev's common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev's preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the company excluding the common shares in such calculation) of any available assets.

     Although the Zerrenner Foundation's assets are consolidated into AmBev's reconciliation of its Brazilian Corporate Law financial statements to U.S. GAAP in the event of liquidation, the creditors of AmBev would not have access to the assets of the Zerrenner Foundation.

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

     Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of items (a) and (b), a majority of issued and outstanding shares of the affected class:

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

     (e) participating in a centralized group of companies as defined under Brazilian Corporate Law;

     (f)  changing the corporate objectives of AmBev;

     (g)  creating founders' shares; and

     (h)  dissolving or liquidating AmBev, or ceasing its liquidation status.

     General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev's shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders' meeting; (ii) by the shareholders of at least 5% of AmBev's total capital stock if, after a period of 8 days the directors fail to call a general shareholders' meeting that has been requested by such shareholders; and (iii) by the shareholders of at least 5% of either AmBev's total voting capital stock or AmBev's total non-voting capital stock, if after a period of 8 days the directors fail to call a general meeting for the purpose of installing a fiscal committee that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev's fiscal committee. For further information regarding AmBev's financial committee, see "Item 6--Directors, Senior Management and Employees--Directors--Board Practices--Fiscal Committee".

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

APPRAISAL RIGHTS

     Under Brazilian Corporate Law, a dissenting shareholder has the right to withdraw from AmBev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders' meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to:

     - create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by AmBev's by-laws;

     - modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

     -    reduce the mandatory dividend;

     -    merge or consolidate AmBev with another company.(1)

     -    participate in a centralized group of companies;(1)

     -    change the corporate objectives of AmBev;

     - transfer all or a substantial part of the assets of AmBev to another company even when the purpose is to create a wholly or partially-owned subsidiary (CISAO);(2)

     -    liquidation of AmBev; or

     - approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

     (1) As defined under Law 10,303/01, appraisal rights shall not apply in connection with these matters when the company's shares fulfill both requirements of liquidity (shares are included in securities, portfolio negotiated in futures stock exchanges within Brazil or abroad (as determined by CVM) such as IBOVESPA index of the Sao Paulo Stock Exchange) and dispersion (less than 50% of the outstanding shares of the company are held, directly or indirectly, by the controlling shareholders). The latter is AmBev's current situation, which means, dissenting shareholders of AmBev would not have appraisal rights upon occurrence of any of these cases.

     (2) As defined under Law 10,303/01, appraisal rights shall apply in connection with disposition of assets only in case of (i) a change in the company's objectives: (ii) reduction of mandatory dividends; or (iii) participation in a centralized group of companies.

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

PREEMPTIVE RIGHTS

     Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases, in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for preferred shares or common shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev's by-laws provide that its Board of Directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public tender offers. In addition, Brazilian law provides that the exercise of stock options pursuant to certain stock option plans, such as our stock option plan, is not subject to preemptive rights.

FORM AND TRANSFER

     Brazilian law provides that ownership of shares of capital stock of a Brazilian corporate shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Itau S.A. currently maintains AmBev's share ownership records.

     Because the preferred shares and common shares of AmBev are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the registrar for AmBev's shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

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

CHANGES IN CAPITAL

     The share capital of AmBev is comprised of common shares and preferred shares, all without par value. There are currently no other classes or series of preferred shares outstanding. Under Brazilian Corporate Law, the number of preferred non-voting or other restricted voting shares, such as the preferred shares, may not exceed half (50%) of the total number of outstanding shares. See "Item 10--Additional Information--Memorandum and Articles of Association". The by-laws of AmBev do not provide for the conversion of preferred shares into common shares.

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

     Distributions of Interest Attributable to Shareholders' Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company's shareholders' equity. Such interest is limited to the Federal government's long-term interest rate (TJLP) as determined by the Central Bank from time to time (9.25% per annum for the three-month period starting April 1, 2001), and cannot exceed the greater of:

     - 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made; or

     -    50% of retained earnings.

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

     CPMF. Financial transfers are taxed by the CPMF (Temporary Contribution over Financial Transactions), at a rate of 0.38%. Specifically in connection with foreign investments, the CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction.

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

     This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as "capital assets" (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

     -    insurance companies;

     -    tax-exempt organizations;

     -    broker-dealers;

     -    traders in securities that elect to mark to market;

     -    banks or other financial institutions;

     -    holders whose functional currency is not the United States dollar;

     -    United States expatriates;

     - holders that hold our preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle or conversion transaction; or

     - holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our preferred shares, preferred ADSs, common shares or common ADSs.

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

TAXATION OF U.S. HOLDERS

     You are a "U.S. Holder" if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for United States federal income tax purposes:

     -    a citizen or resident of the United States;

     - a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

     - an estate the income of which is subject to United States federal income tax regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

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

     DISTRIBUTIONS ON PREFERRED SHARES, PREFERRED ADSs, COMMON SHARES OR COMMON ADSs.

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

     Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe that the preferred shares should be treated as "common stock" within the meaning of Section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of Section 305, distributions to U.S. Holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States Federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of Section 305, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holders' gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

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

     PASSIVE FOREIGN INVESTMENT COMPANY RULES.

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

     A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute "marketable stock" as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A market-to-market election is generally irrevocable. We do not currently plan to provide Holders with information sufficient to permit the making of a qualified electing fund section.

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

     SALE OR EXCHANGE OF PREFERRED SHARES, PREFERRED ADSs, COMMON SHARES OR COMMON ADSs.

     Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs unless:

     - such gain is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

     - such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

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

                              DOCUMENTS ON DISPLAY

     AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

     -    annual reports;

     - certain other reports that it makes public under Brazilian law, files with the Brazilian stock exchanges or distributes to shareholders; and

     -    other information.

     You may read and copy any reports or other information that AmBev files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. In addition, material filed by AmBev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

               QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

MARKET RISK

     We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rate and prices. We enter into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in commodity prices (particularly aluminum), in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities.

     Derivative financial instruments are used to mitigate risk caused by fluctuating currency, commodity prices and interest rates. We enter into cross currency swaps to hedge foreign currency exposure. Decisions regarding hedging are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends.

     These instruments do not qualify for deferral, hedge, accrual or settlement accounting, and are marked-to-market value, with the resulting gains and losses reflected in the statement of operations within financial income and expenses, respectively. See note 14 to AmBev's consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

     We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions and BM&F, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our trading securities consist mainly of fixed-term obligations and government securities.

COMMODITY RISK

     We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guarana and other fruits and sweeteners for our soft drinks. See "Item 4--Information on the Company--AmBev Business Overview--Production and Availability of Raw Materials". We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guarana and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

     We produce approximately 20% of the guarana we use. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; and that the price of aluminum will be largely influenced by international market prices. See "Item 4--Information on the Company--AmBev Business Overview--Property, Plant and Equipment".

     All of the hops we purchase in the international markets outside of South America we pay for in U.S. dollars. In addition, although we purchase aluminum cans in Brazil, the price we pay is directly influenced by the fluctuation of international commodity prices.

FOREIGN EXCHANGE RISK

     We are exposed to fluctuations in foreign exchange rate movements because substantially all of our revenues are in reais, while a significant portion of our debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar and the Japanese Yen. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to U.S. dollars. See "Item 3--Key Information--Risk Factors--Factors Relating to Brazil--Substantial exchange rate fluctuations could harm AmBev and reduce the market value of our securities". We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated and Yen-denominated or indexed debt. See "--Operating Results--Reporting Currency and Foreign Currency Effects". Since January 1, 1999 until December 31, 2001, the Brazilian real depreciated by 92.0% against the U.S. dollar and as of December 31, 2001, the commercial market rate for purchasing U.S. dollars was R$2.3204 : U.S.$1.00.

     As of December 31, 2001, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant exchange rate risk sensitive instruments as of December 31, 2001. The contract terms of these instruments have been categorized by expected maturity dates.

                                                                    PRINCIPAL MATURITIES PERIODS
                               ----------------------------------------------------------------------------------------------------
                                    2002          2003             2004        2005     2006    THEREAFTER  TOTAL(1)   FAIR VALUE(1)
                               ---------------  ------------ --------------  -------  --------  ----------  --------  -------------
                                                                  (R$ MILLION, EXCEPT PERCENTAGES)
DERIVATIVES INSTRUMENTS
U.S. DOLLAR INTEREST RATE
  (COUPON) SWAPS
RECEIVE FLOAT (R$)/PAY FIXED
  (U.S. DOLLAR)
  Notional Amount..............        18                                                                       18       -3.9
  Average Pay Rate.............     10.85%
  Average Receive Rate.........       100% CDI
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR AVERAGE)
  Notional Amount..............       247                                                                      247      -13.6
  Average Pay Rate.............       100% CDI
  Average Receive Rate.........     11.52%
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR)
  Notional Amount..............        18            18             19                                          55       10.3
  Average Pay Rate.............       100% CDI      100% CDI       100% CDI
  Average Receive Rate.........     11.52%        11.52%         11.52%
FUTURE CROSS CURRENCY INTEREST
  RATE CONTRACTS (DDI BM&F)
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR)
  Notional Amount..............       251                        1,163                                       1,414       -7.5
  Average Pay Rate.............       100% CDI                     100% CDI
  Average Receive Rate.........      2.38%                        8.01%
CROSS CURRENCY INTEREST RATE
  SWAP
PAY FLOAT (U.S. DOLLAR)/RECEIVE
  FLOAT (YEN)
  Notional Amount..............                                    760                                         760      -42.6
  Average Pay Rate.............                                   U.S.
                                                                dollar
                                                                 LIBOR
                                                               3M+3.11%
  Average Receive Rate.........                              Yen LIBOR
                                                              3M+2.375%
LIBOR Float to Fixed swap
Foreign Currency Forward
  Contracts
Receive U.S. dollar/Pay ARS
  Notional Amount..............       232                                                                      232       42.4
    Avg. exchange Rate (per
  U.S. dollar).................    1.1044
Foreign Currency Future
  Contracts
Receive Fixed U.S.dollar/Pay
  Fixed R$
  Notional Amount..............     1,849                                                                    1,849      -18.9
    Avg. exchange Rate (per
  U.S. dollar).................    2.3528
CASH INSTRUMENTS
Cash and Cash Equivalent
  Denominated in U.S. dollar
  Notional Amount..............       733                                                                      733        733
  Average interest rate........      1.58%
U.S. DOLLAR DEBT DENOMINATED
  (FIXED RATE)
  In U.S. Dollars..............     1,171            12             50           12        12       1,184    2,441      2,441
  Fixed Rate..................       8.08%         8.08%          8.08%        8.08%     8.08%       8.08%
U.S. DOLLAR DEBT DENOMINATED
  (FLOAT RATE)
  In U.S. Dollars..............        23             6                                                         29         29
  LIBOR 6M.....................      0.63%         0.63%
DEBT INSTRUMENTS
Yen Debt Denominated (Float
  Rate)
  In U.S. Dollars..............         3                          691                                         695        695
  LIBOR 6M.....................      2.40%                        2.40%
INTERNATIONAL DEBT
U.S. Dollar Debt Denominated
  (Float Rate)
  In U.S. Dollars..............       253            76              6           25                            362        362
  LIBOR 6M.....................      2.50%         2.75%          2.75%        2.50%

----------
(1) This total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the balance sheet at fair value, and is therefore represented under the column labeled "Fair Value". For cash and debt instruments, the column labeled "Total" represents the carrying value of those instruments within the balance sheet, and is therefore directly comparable with the fair value of the instrument, included within the column labeled "Fair Value."

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency denominated liabilities at December 31, 2001 included debt of R$3,527.4 million. Our net foreign currency exposure (foreign currency debt less our foreign currency and interest rate swap contracts in our foreign currency-denominated debt) was R$2.6 million at December 31, 2001 compared to nil in 2000. As at December 31, 2001 and 2000, this net exposure represents 17.4% and 14.7% of our total foreign currency-denominated debt, respectively. We are principally exposed to fluctuations in the exchange rate of the Brazilian real against the U.S. dollar. The Brazilian real depreciated against the U.S. dollar by 18.7%, including an appreciation of 13.1% in the last three months of the year to close at R$2.3204 : U.S.$1.00.

     INTEREST RATE RISK

     We use interest rate swap agreements to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. We are exposed to interest rate volatility with respect to our cash and cash equivalents, trading securities and fixed and floating-rate debt. Our dollar-denominated cash equivalents generally bear interest at a floating rate.

     We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of variable rate debt, currency future and forward swaps agreements, cash and cash equivalents and trading securities. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, and using derivative financial instruments.

     At December 31, 2001, R$3.01 billion of our debt bore interest at fixed rates. The remainder of our debt, R$1.56 million at December 31, 2001, bore interest at floating rates. See "--Liquidity and Capital Resources -- Debt -- Long-term debt."

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2001. The contract terms of these instruments have been categorized by expected maturity dates.

                       INSTRUMENTS WITH INTEREST RATE RISK

                                                                    PRINCIPAL MATURITIES PERIODS
                               ----------------------------------------------------------------------------------------------------
                                      2002           2003          2004        2005     2006    THEREAFTER  TOTAL(1)   FAIR VALUE(1)
                               ---------------  ------------  -------------  -------  --------  ----------  --------  -------------
                                                                   (R$ million, except percentages)
DERIVATIVES INSTRUMENTS
U.S. DOLLAR INTEREST RATE
  (COUPON) SWAPS
RECEIVE FLOAT (R$)/PAY FIXED
  (U.S. DOLLAR)
  Notional Amount..............        18                                                                      18         -3.9
  Average Pay Rate.............     10.85%
  Average Receive Rate.........       100% CDI
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR)
  Notional Amount..............        18            18               19                                       55         10.3
  Average Pay Rate.............       100% CDI      100% CDI         100% CDI
  Average Receive Rate.........     11.52%        11.52%           11.52%
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR-AVERAGE)
  Notional Amount..............       247                                                                     247        -13.6
  Average Pay Rate.............       100% CDI
  Average Receive Rate.........     11.52%
FUTURE CROSS CURRENCY INTEREST
  RATE CONTRACTS (DDI BM&F)
PAY FLOAT (R$)/RECEIVE FIXED
  (U.S. DOLLAR)
  Notional Amount..............       251                          1,163                                    1,414         -7.5
  Average Pay Rate.............       100% CDI                       100% CDI
  Average Receive Rate.........      2.38%                          8.01%
CROSS CURRENCY INTEREST RATE
  SWAP
PAY FLOAT (U.S. DOLLAR)/RECEIVE
  FLOAT (YEN)
  Notional Amount..............                                      760                                      760        -42.6
  Average Pay Rate.............                                     U.S.
                                                                  dollar
                                                                   LIBOR
                                                                 3M+3.11%
  Average Receive Rate.........                                Yen LIBOR
                                                                3M+2.375%

                                                                   PRINCIPAL MATURITIES PERIODS
                               ----------------------------------------------------------------------------------------------------
                                      2002           2003        2004        2005       2006    THEREAFTER  TOTAL(1)   FAIR VALUE(1)
                               ---------------  ------------  ---------   ----------  --------  ----------  --------  -------------
                                                                  (R$ million, except percentages)
LIBOR Float to Fixed swap
PAY U.S. DOLLAR LIBOR
  FIXED/RECEIVE 3M U.S. DOLLAR
  LIBOR FLOAT
  Notional Amount.............                                     730                                         730        0.5
  Average Pay Rate............                                    3.94%
  Average Receive Rate........                                    U.S.
                                                                dollar
                                                              LIBOR 3M
LIBOR Float to Fixed swap
Pay U.S. dollar LIBOR
  Fixed/Receive 6M U.S. dollar
  LIBOR Float
  Notional Amount.............         35               12           2            26                            74          0
  Average Pay Rate............          3%               3%          5%            5%
  Average Receive Rate........       U.S.             U.S.        U.S.          U.S.
                                   dollar           dollar      dollar        dollar
                                 LIBOR 6M         LIBOR 6M    LIBOR 6M      LIBOR 6M
LIBOR Float to Fixed swap
Pay U.S. dollar LIBOR
  Fixed/Receive 1M U.S. dollar
  LIBOR Float
  Notional Amount.............         75               58                                                     133          0
  Average Pay Rate............          3%               3%
  Average Receive Rate........       U.S.             U.S.
                                   dollar           dollar
                                 LIBOR 1M         LIBOR 1M
Interest Rate Swaps (in Reais)
Receive Float (R$)/Pay Fixed
  (R$)
  Notional Amount.............        758                                                                      758         16
  Average Pay Rate............      19.16%
  Average Receive Rate........        100% CDI
CASH INSTRUMENTS
Cash and Cash Equivalent
  Denominated in U.S. dollar
  Notional Amount.............        733                                                                      733        733
  Average Interest Rate.......       1.58%
DEBT INSTRUMENTS
U.S. DOLLAR DEBT DENOMINATED
  (FIXED RATE)
  In U.S. Dollars.............      1,171               12          50            12      12       1,184     2,441      2,441
  Fixed Rate..................       8.08%            8.08%       8.08%         8.08%   8.08%       8.08%
U.S. DOLLAR DEBT DENOMINATED
  (FLOAT RATE)
  In U.S. Dollars.............         23                6                                                      29         29
  LIBOR 6M....................       0.63%            0.63%
YEN DEBT DENOMINATED (FLOAT
  RATE)
  In U.S. Dollars.............          3                          691                                         695        695
  LIBOR 6M....................        2.4%                         2.4%
REAIS DEBT DENOMINATED (FIXED
  RATE)
  In Reais....................         29                                                                       29         29
  Fixed Rate..................        8.8%
REAIS DEBT - ICMS (FIXED RATE)
  In Reais....................         25              235                                                     260        260
  Fixed Rate..................       2,50%            2,50%
REAIS DEBT DENOMINATED (FLOAT
  RATE)
  In Reais....................        217              213         172            77      28          46       753        753
  TJLP........................       2.99%            2.99%       2.99%         2.99%   2.99%       2.99%
INTERNATIONAL DEBT
U.S. Dollar Debt Denominated
  (Float Rate)
  In U.S. Dollars.............        253               76           6            25                           362        362
  LIBOR 6M....................       2.50%            2.75%       2.75%         2.50%

----------
(1) This total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the balance sheet at fair value, and is therefore represented under the column labeled "Fair Value." For cash and debt instruments, the column labeled "Total" represents the carrying value of those instruments within the balance sheet, and is therefore directly comparable with the fair value of the instrument, included within the column labeled "Fair Value."

     Most of the variable rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

                                     2001            2000          1999
                                  -----------    -----------    -----------
First Quarter..................      9.25%           12.00%        12.84%
Second Quarter.................      9.25            11.00         13.48
Third Quarter..................      9.50            10.25         14.05
Fourth Quarter.................     10.00             9.75         12.50

The TJLP was fixed at 10.0% for the first quarter of 2002 and 9.5% for the second quarter of 2002.

     We have not experienced and do not expect to experience difficulty obtaining financing or refinancing existing debt.

Item 12.  Description of Securities Other than Equity Securities

          Not Applicable

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

          Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Item 15.  Reserved

Item 16.  Reserved

                                    PART III

Item 17.  Financial Statements

          The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.  Financial Statements

          See pages F-1 through F-90.

          Index to Consolidated Financial Statements

                                                                                        Page
            Report of Independent Accountants...................................        F-2
            Consolidated Balance Sheet..........................................        F-3
            Consolidated Statement of Operations................................        F-5
            Statements of Changes in Shareholders' Equity.......................        F-7

            Consolidated Statement of Changes in Financial Position.............        F-9
            Consolidated Statement of Cash Flows................................        F-11
            Notes of Financial Statements.......................................        F-13

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

     2.3  Form of American Depositary Receipt for Common ADSs (included in
          Exhibit 2.1).

     2.4  Form of American Depositary Receipt for Preferred ADSs (included in
          Exhibit 2.2).

     3.1 Shareholders' Agreement of Companhia de Bebidas das Americas-AmBev dated as of July 1, 1999 among Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, Braco S.A., Empresa de Administracao e Participacoes S.A., Companhia de Bebidas das Americas-AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation thereof) (incorporated by reference to Annex B to the prospectus filed as part of the Form F-4 filed by AmBev on August 29, 2000).

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

                                   COMPANHIA DE BEBIDAS DAS
                                   AMERICAS-AMBEV

                                   By: /s/ Magim Rodriguez Junior
                                       ----------------------------------------
                                       Name:  Magim Rodriguez Junior
                                       Title: Chief Executive Officer

                                   By: /s/ Luis Felipe Pedreira Dutra Leite
                                       -----------------------------------------
                                       Name:  Luis Felipe Pedreira Dutra Leite
                                       Title: Chief Financial Officer

     Date: June 26, 2002

                  EXHIBIT 8.1 -- AMBEV'S MATERIAL SUBSIDIARIES

     AmBev's operations are conducted principally by CBB and, in the case of its international operations, by Eagle and their direct and indirect subsidiaries and affiliates. The following is a list of the significant companies that AmBev controlled, either directly or indirectly, as of December 31, 2001:

     - Companhia Brasileira de Bebidas (CBB) (incorporated in Brazil). CBB is our principal operating subsidiary that engages in the production, distribution and marketing of beverages. AmBev controls 100% of the voting and 99.6% of the total equity of this entity.

     - Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     - Jalua Spain S.L. (incorporated in Spain). Eagle controls, directly or indirectly, 100% of the voting and total equity of this entity.

     - Arosuco Aromas e Sucos S.A. (Arosuco) (incorporated in Brazil). Arosuco produces concentrates for our soft drinks. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     - CA Cervecera Nacional (CACN) (incorporated in Venezuela). CACN produces beer in Venezuela. CACN owns Mar Caribe Distribuidora, a beer distributor in Venezuela. AmBev controls, directly or indirectly, 50.2% of the voting and total equity of this entity.

     - CCBA S.A. (incorporated in Argentina). CCBA produces beer and soft drinks in Argentina. AmBev controls, directly or indirectly, 70% of the voting and total equity of this entity.

     - Cervejaria Astra S.A. (incorporated in Brazil). Astra produces soft drinks and beer. AmBev controls, directly or indirectly, 50% of the voting and 65.5% of the total equity of this entity.

     - Cerveceria y Malteria Paysandu (Cympay) (incorporated in Uruguay). Cympay produces, markets and distributes beer in Uruguay. AmBev controls, directly or indirectly, 95.4% of the voting and total equity of this entity.

     - Compania Salus (incorporated in Uruguay). Salus produces, markets and distributes beer in Uruguay. AmBev owns 26.2% of a joint venture which in turn owns 57.3% of Salus. Through this joint venture AmBev owns 15.1% of the voting and total equity of Salus.

     - CCBP S.A. (incorporated in Paraguay). CCBP produces beer. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     - Ice Tea do Brasil Ltda. (incorporated in Brazil). Ice Tea do Brasil is a 50%-50% joint venture between Fratelli Vita and Unilever Brasil Ltda., which produces, sells and distributes the Lipton brand iced tea in Brazil.

     - Industria de Bebidas Antarctica - Polar S.A. (incorporated in Brazil). Polar produces beer and soft drinks. AmBev controls, directly or indirectly, 98.1% of the voting and 97.2% of the total equity of this entity.

     - Malteria Pampa S.A. and Malteria Uruguay S.A. (incorporated in Argentina and Uruguay, respectively). Malteria Pampa is a producer of malt in Argentina. Malteria Pampa owns Malteria Uruguay S.A., an Uruguayan malt-producing company. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

     - Monthiers S.A. (incorporated in Uruguay). Jalua Spain S.L. controls 100% of the voting and total equity of this entity.

                    COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

     Consolidated Financial Statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001.

                                                                                      Page
                                                                                      ----
        Report of Independent Accountants.....................................        F-2
        Consolidated Balance Sheet............................................        F-3
        Consolidated Statement of Operations..................................        F-5
        Statements of Changes in Shareholders' Equity.........................        F-7
        Consolidated Statement of Changes in Financial Position...............        F-9
        Consolidated Statement of Cash Flows..................................        F-11
        Notes of Financial Statements.........................................        F-13

COMPANHIA DE BEBIDAS
DAS AMERICAS - AmBev
CONSOLIDATED FINANCIAL STATEMENTS UNDER
BRAZILIAN CORPORATE LAW RECONCILED
TO US GAAP AT DECEMBER 31, 2001
AND 2000, AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2001
AND REPORT OF INDEPENDENT ACCOUNTANTS


INDEX TO CONSOLIDATED FINANCIAL STATEMENT                       PAGE
                                                                ----
Report of Independent Accountants                               F-2
Consolidated Balance Sheet                                      F-3
Consolidated Statement of Operations                            F-5
Statements of Changes in Shareholders' Equity                   F-7
Consolidated Statement of Changes in Financial Position         F-9
Consolidated Statement of Cash Flows                            F-11
Notes to Financial Statements                                   F-13

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of changes in financial position present fairly, in all material respects, the financial position of Companhia de Bebidas das Americas - AmBev and its subsidiaries at December 31, 2001 and 2000, and their results of operations and their changes in financial position for the two years ended December 31, 2001 and the results of operations, of changes in shareholders' equity and changes in financial position of Companhia Cervejaria Brahma (column labeled "Predecessor - Brahma") for the year ended December 31, 1999, all expressed in Brazilian REAIS, in conformity with accounting principles prescribed by Brazilian Corporate law. These financial statements are the responsibility of company management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Brazil and in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting principles determined by Brazilian Corporate law. The statement of cash flows which provides supplemental information about the Company and its subsidiaries is not a required component of the financial statements. We also applied the audit procedures described in the previous paragraph to the statement of cash flows and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

Accounting principles prescribed by Brazilian Corporate Law vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated results of operations, expressed in Brazilian REAIS, for each of the three years in the period ended December 31, 2001 and the determination of shareholders' equity, also expressed in Brazilian REAIS, at December 31, 2001 and 2000, to the extent summarized in Note 18 to the consolidated financial statements.

PricewaterhouseCoopers                      February 1, 2002
Auditores Independentes                     Sao Paulo, Brazil

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED BALANCE SHEET AT DECEMBER 31
EXPRESSED IN THOUSANDS OF REAIS

ASSETS                                                                   2001            2000
                                                                -------------  --------------
Current assets
    Cash and cash equivalents                                       2,412,105         575,446
    Trading securities                                                126,927         452,886
    Trade accounts receivable, net                                    802,555         684,448
    Taxes recoverable                                                 336,037         246,972
    Inventories                                                       806,679         591,122
    Other                                                             200,641         136,766
                                                                -------------  --------------

                                                                    4,684,944       2,687,640
                                                                -------------  --------------

Long-term assets
    Receivables from affiliated companies                              35,075          47,984
    Deferred income tax                                             1,160,274         996,088
    Other taxes recoverable                                           332,984         287,980
    Prepaid pension benefit cost                                       20,792
    Restricted deposits for legal proceedings                         183,611         102,671
    Tax incentive investments and deposits                             74,695          89,633
    Assets held for sale                                              104,524          26,265
    Advances to employees for purchase of shares                      215,248         165,151
    Other                                                             107,530          71,279
                                                                -------------  --------------

                                                                    2,234,733       1,787,051
                                                                -------------  --------------

Permanent assets
    Investments
       Goodwill and negative goodwill (Note 10)                       617,574         614,754
       Other                                                           45,026          44,810
                                                                -------------  --------------

                                                                      662,600         659,564
    Property, plant and equipment (Note 11)                         3,143,635       3,204,259
    Deferred charges                                                  302,900         301,138
                                                                -------------  --------------

                                                                    4,109,135       4,164,961
                                                                -------------  --------------

TOTAL ASSETS                                                       11,028,812       8,639,652
                                                                =============  ==============

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED BALANCE SHEET AT DECEMBER 31
EXPRESSED IN THOUSANDS OF REAIS                                      (CONTINUED)

LIABILITIES AND SHAREHOLDERS' EQUITY                                     2001            2000
                                                                -------------  --------------
Current liabilities
    Suppliers                                                         571,169         579,200
    Payroll and related charges                                       141,889         115,769
    Loans and financing (Note 12)                                   1,719,989       1,265,334
    Taxes on income payable                                            72,251          26,436
    Other taxes payable                                               601,160         456,215
    Dividends and interest attributed to shareholders' equity
      payable                                                         182,593         159,350
    Other                                                             122,952          97,318
                                                                -------------  --------------

                                                                    3,412,003       2,699,622
                                                                -------------  --------------

Long-term liabilities
    Loans and financing (Note 12)                                   2,849,353         927,574
    Accrued liability for contingencies (Note 17)                     815,487         877,969
    Sales tax deferrals                                               346,965         470,010
    Post-retirement benefits (Note 16)                                112,545
    Deferred income tax                                                31,579          53,202
    Other                                                               8,517          21,853
                                                                -------------  --------------

                                                                    4,164,446       2,350,608
                                                                -------------  --------------

Minority interest                                                      88,926         512,477
                                                                -------------  --------------

Commitments and contingencies (Note 17)

Shareholders' equity
    Subscribed and paid-up capital                                  2,944,288       2,565,249
    Capital reserve                                                     4,867               1
    Revenue reserves                                                  913,723         522,222
    Treasury stock                                                   (499,441)        (10,527)
                                                                -------------  --------------

                                                                    3,363,437       3,076,945
                                                                -------------  --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         11,028,812       8,639,652
                                                                =============  ==============

The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF OPERATIONS
EXPRESSED IN THOUSANDS OF REAIS

                                                                                         YEARS ENDED DECEMBER 31
                                                                        ----------------------------------------

                                                                              2001           2000           1999
                                                                        ----------  -------------  -------------

                                                                                      (SUCCESSOR-  (PREDECESSOR-
                                                                                           AmBev)         BRAHMA)
                                                                        -------------------------  -------------
GROSS REVENUE                                                           13,130,961     11,282,452      6,846,479
Value-added and other taxes, discounts and returns                      (6,605,376)    (6,032,107)    (3,598,205)
                                                                        ----------  -------------  -------------

NET SALES                                                                6,525,585      5,250,345      3,248,274

Cost of sales                                                           (3,366,225)    (2,843,749)    (1,905,053)
                                                                        ----------  -------------  -------------

GROSS PROFIT                                                             3,159,360      2,406,596      1,343,221
                                                                        ----------  -------------  -------------

OPERATING INCOME (EXPENSES)
    Selling and marketing                                                 (707,754)      (578,469)      (350,700)
    Direct distribution                                                   (467,827)      (337,002)      (225,536)
    General and administrative                                            (351,497)      (373,023)      (206,940)
    Depreciation and amortization of deferred charges                     (256,492)      (202,288)       (95,408)
    Provision for contingencies and other                                  (33,907)      (269,154)       (51,203)
    Other operating income, net                                             47,225          3,917         66,307
    Financial income                                                       358,376        373,981        675,118
    Financial expenses                                                    (861,491)      (697,970)      (804,426)
                                                                        ----------  -------------  -------------

                                                                        (2,273,367)    (2,080,008)      (992,788)
                                                                        ----------  -------------  -------------

OPERATING INCOME                                                           885,993        326,588        350,433

NON-OPERATING INCOME/(EXPENSES), NET                                       107,332         57,786        (19,876)
                                                                        ----------  -------------  -------------

INCOME BEFORE INCOME TAXES, STATUTORY DISTRIBUTIONS AND
    CONTRIBUTIONS AND MINORITY INTEREST                                    993,325        384,374        330,557
                                                                        ----------  -------------  -------------

INCOME TAX BENEFIT (EXPENSE)
    Current                                                               (197,988)      (207,888)        29,594
    Deferred                                                               146,014        613,301        (12,009)
                                                                        ----------  -------------  -------------

                                                                           (51,974)       405,413         17,585
                                                                        ----------  -------------  -------------

INCOME BEFORE STATUTORY DISTRIBUTION AND CONTRIBUTION
    AND MINORITY INTEREST (CARRIED FORWARD)                                941,351        789,787        348,142
                                                                        ----------  -------------  -------------

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF OPERATIONS
EXPRESSED IN THOUSANDS OF REAIS                                      (CONTINUED)

                                                                                         YEARS ENDED DECEMBER 31
                                                                        ----------------------------------------

                                                                              2001           2000           1999
                                                                        ----------  -------------  -------------

                                                                                      (SUCCESSOR-  (PREDECESSOR-
                                                                                           AmBev)         BRAHMA)
                                                                        -------------------------  -------------
INCOME BEFORE STATUTORY DISTRIBUTION AND
    CONTRIBUTIONS AND MINORITY INTEREST (BROUGHT FORWARD)                  941,351        789,787        348,142

    Employee profit sharing                                                (61,257)       (47,018)       (29,468)
    Management profit sharing                                              (20,041)        (6,700)       (10,398)
    Contributions to Zerrenner Foundation (Note 16)                        (75,777)
                                                                        ----------  -------------  -------------

INCOME BEFORE MINORITY INTEREST                                            784,276        736,069        308,276
    Minority interest                                                          292       (265,887)        14,019
                                                                        ----------  -------------  -------------

NET INCOME FOR THE YEAR                                                    784,568        470,182        322,295
                                                                        ==========  =============  =============

Number of shares outstanding at year-end (thousands)                    38,420,450     38,562,858      6,907,611

EARNINGS PER THOUSAND SHARES AT YEAR END - (WHOLE REAIS ) - R$               20.42          12.19          46.66

The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
EXPRESSED IN THOUSANDS REAIS

                                                                                                           REVENUE RESERVES
                                                                                  -----------------------------------------

                                                        SUBSCRIBED                                                   FUTURE
                                                       AND PAID-UP       CAPITAL                                    CAPITAL
                                                           CAPITAL       RESERVE         LEGAL    INVESTMENTS      INCREASE
                                                   ---------------  ------------  ------------  -------------  ------------
At January 1, 1999                                         975,029        43,616       121,063                      542,031
  Capital increase                                          15,298
  Tax incentives                                                          24,554
  Cancellation of treasury shares                                                                                  (252,711)
  Repurchase of own shares for treasury
  Net income for the year
  Appropriation of net income
     Legal reserve                                                                      16,115
     Statutory reserves                                                                                             128,011
     Interest attributed to shareholders' equity
                                                   ---------------  ------------  ------------  -------------  ------------

  At December 31, 1999 (Predecessor - Brahma)
  (Note 15(h))                                             990,327        68,170       137,178                      417,331
                                                   ---------------  ------------  ------------  -------------  ------------

===========================================================================================================================

At January 1, 2000 (Successor - AmBev)
(Note 15(h))                                             1,717,471             1
  Repurchase of own shares for treasury
  Reduction of capital to absorb:
    Accumulated deficit                                   (310,682)
    Loss for the period ended August 31, 2000             (232,058)
  Return of capital                                       (111,838)
  Rollup of minorities converting from
    Brahma into AmBev shares                             1,502,356
  Net income for the year
  Appropriation of net income:
    Legal reserve                                                                       23,509
    Statutory reserves                                                                                 13,333       485,380
    Dividends and interest attributed to
     shareholders' equity
                                                   ---------------  ------------  ------------  -------------  ------------

At December 31, 2000                                     2,565,249             1        23,509         13,333       485,380
                                                   ===============  ============  ============  =============  ============

                                                                    ACCUMULATED
                                                       TREASURY        RETAINED
                                                         SHARES        EARNINGS           TOTAL
                                                   ------------  --------------  --------------
At January 1, 1999                                     (253,323)                      1,428,416
  Capital increase                                                                       15,298
  Tax incentives                                                                         24,554
  Cancellation of treasury shares                       252,711
  Repurchase of own shares for treasury                  (6,019)                         (6,019)
  Net income for the year                                               322,295         322,295
  Appropriation of net income
     Legal reserve                                                      (16,115)
     Statutory reserves                                                (128,011)
     Interest attributed to shareholders' equity                       (178,169)       (178,169)
                                                   ------------  --------------  --------------

  At December 31, 1999 (Predecessor - Brahma)
  (Note 15(h))                                           (6,631)                      1,606,375
                                                   ------------  --------------  --------------

===============================================================================================

At January 1, 2000 (Successor - AmBev)
(Note 15(h))                                                           (310,682)      1,406,790
  Repurchase of own shares for treasury                 (10,527)                        (10,527)
  Reduction of capital to absorb:
    Accumulated deficit                                                 310,682
    Loss for the period ended August 31, 2000                           232,058
  Return of capital                                                                    (111,838)
  Rollup of minorities converting from
    Brahma into AmBev shares                                                          1,502,356
  Net income for the year                                               470,182         470,182
  Appropriation of net income:
    Legal reserve                                                       (23,509)
    Statutory reserves                                                 (498,713)
    Dividends and interest attributed to
     shareholders' equity                                              (180,018)       (180,018)
                                                   ------------  --------------  --------------

At December 31, 2000                                    (10,527)                      3,076,945
                                                   ============  ==============  ==============

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
EXPRESSED IN THOUSANDS REAIS                                         (CONTINUED)

                                                                                                           REVENUE RESERVES
                                                                                 ------------------------------------------

                                                        SUBSCRIBED                                                   FUTURE
                                                       AND PAID-UP       CAPITAL                                    CAPITAL
                                                           CAPITAL       RESERVE         LEGAL    INVESTMENTS      INCREASE
                                                   ---------------  ------------  ------------  -------------  ------------
At December 31, 2000                                     2,565,249             1        23,509         13,333       485,380
  Prior period adjustment - change in accounting
    principle for pensions and benefits (Note 2(k))
  Capital increase through:
    Issue of stocks to IBANN minority shareholders
       net of repurchases from dissenting
       shareholders (Note 15(d))                           298,265
    Stock options exercised                                 80,774
  Repurchase of own shares for treasury
  Premium received on sale of stock option                                 4,866
  Net income
  Appropriation of net income:
    Legal reserve                                                                       39,228
    Statutory reserves                                                                                 39,228       313,045
    Dividends and interest attributed
     to shareholders' equity
                                                   ---------------  ------------  ------------  -------------  ------------

At December 31, 2001                                     2,944,288         4,867        62,737         52,561       798,425
                                                   ===============  ============  ============  =============  ============

                                                                    ACCUMULATED
                                                       TREASURY        RETAINED
                                                          STOCK        EARNINGS           TOTAL
                                                   ------------  --------------  --------------
At December 31, 2000                                    (10,527)                      3,076,945
  Prior period adjustment - change in accounting
    principle for pensions and benefits (Note 2(k))                     (56,458)        (56,458)
  Capital increase through:
    Issue of stocks to IBANN minority shareholders
       net of repurchases from dissenting
       shareholders (Note 15(d))                       (242,246)                         56,019
    Stock options exercised                                                              80,774
  Repurchase of own shares for treasury                (246,668)                       (246,668)
  Premium received on sale of stock option                                                4,866
  Net income                                                            784,568         784,568
  Appropriation of net income:
    Legal reserve                                                       (39,228)
    Statutory reserves                                                 (352,273)
    Dividends and interest attributed
     to shareholders' equity                                           (336,609)       (336,609)
                                                   ------------  --------------  --------------

At December 31, 2001                                   (499,441)                      3,363,437
                                                   ============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN THOUSANDS OF REAIS

                                                                                      YEARS ENDED DECEMBER 31
                                                                     ----------------------------------------

                                                                           2001          2000            1999
                                                                     ----------   -----------   -------------

                                                                                  (SUCCESSOR-   (PREDECESSOR-
                                                                                       AmBev)         BRAHMA)
                                                                     ------------------------   -------------
FINANCIAL RESOURCES WERE PROVIDED BY
    From operations:
      Net income for the year                                           784,568       470,182         322,295
      Expenses (income) not affecting working capital
           Deferred income tax and social contribution                 (146,014)     (613,301)         12,009
           Provision for loss on investments                                                            1,854
           Amortization of goodwill                                      94,151        86,971           2,810
           Depreciation and amortization of deferred charges            613,872       589,182         438,069
           Accrued liability for contingencies and other                (67,090)      214,862          14,712
           Interest expense on legal proceedings provisions               1,238        19,452          18,688
           Financial charges on long-term loans                          (5,246)       65,790
           Foreign exchange variation on long-term loans                (46,140)       (3,070)        128,714
           Gain arising from changes in holdings in subsidiaries        (16,153)
           Minority interest                                               (292)      265,887         (14,019)
       Book value of property, plant and equipment and investment
       disposals                                                         40,665       205,318         107,611
                                                                     ----------   -----------   -------------
                                                                      1,253,559     1,301,273       1,032,743

    From shareholders:
      Capital increase - stock options exercised                         80,774                        15,298
      Capital increase of minority interest in subsidiaries              (2,363)      139,686          20,769
      Premium on the placement of options to repurchase own shares        4,866
    From third-parties:
      Increase (decrease) in long-term liabilities
         Loans                                                        1,900,643      (276,662)       (171,220)
         Investment subsidy                                                                            24,554
         Sales tax deferrals                                           (123,045)        6,340         148,057
                                                                     ----------   -----------   -------------

TOTAL FUNDS PROVIDED                                                  3,114,434     1,170,637       1,070,201
                                                                     ----------   -----------   -------------

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN THOUSANDS OF REAIS                                     (CONTINUED)

                                                                                            YEARS ENDED DECEMBER 31
                                                                             --------------------------------------

                                                                                   2001          2000          1999
                                                                             ----------   ----------   ------------

                                                                                          (SUCCESSOR   (PREDECESSOR
                                                                                              AmBev)        BRAHMA)
                                                                             -----------------------   ------------
FINANCIAL RESOURCES WERE USED FOR
    Increase (decrease) in long-term assets
       Restricted deposits for legal proceedings                                 79,645       25,507          9,076
       Advances to employees for purchase of shares                              50,097       76,113         12,203
       Receivables from companies proportionally consolidated                    30,635      (33,421)        58,110
       Taxes recoverable                                                         27,493      (37,400)        (2,886)
       Other                                                                     24,974      (32,913)        23,537
    Permanent assets
       Investments                                                              247,963       22,310          2,364
       Property, plant and equipment                                            446,829      295,008        295,693
       Deferred charges                                                          82,607       28,796         36,702
    Return of capital                                                                        111,838
    Repurchase of own shares for treasury                                       246,668       10,527          6,019
    Payment of appraisal rights to former IBANN shareholders (Note 15(d))       242,246
    Proposed and declared distributions in the form of interest attributed
       to shareholders' equity and dividends                                    336,609      180,018        178,169
    Other decrease (increase) in long-term liabilities                           13,745       15,334          3,311
                                                                             ----------   ----------   ------------

TOTAL FUNDS USED                                                              1,829,511      661,717        622,298
                                                                             ----------   ----------   ------------

INCREASE IN WORKING CAPITAL                                                   1,284,923      508,920        447,903
                                                                             ==========   ==========   ============

CHANGES IN WORKING CAPITAL

CURRENT ASSETS
    At end of year                                                            4,684,944    2,687,640      2,723,110
    At beginning of year                                                      2,687,640    3,218,018      1,959,203
                                                                             ----------   ----------   ------------

                                                                              1,997,304     (530,378)       763,907
                                                                             ----------   ----------   ------------
CURRENT LIABILITIES
    At end of year                                                            3,412,003    2,699,622      1,889,123
    At beginning of year                                                      2,699,622    3,738,920      1,573,119
                                                                             ----------   ----------   ------------

                                                                                712,381   (1,039,298)       316,004
                                                                             ----------   ----------   ------------

INCREASE IN WORKING CAPITAL                                                   1,284,923      508,920        447,903
                                                                             ==========   ==========   ============

The accompanying notes are an integral part of these consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENT OF CASH FLOWS
EXPRESSED IN THOUSANDS OF REAIS

                                                                                          YEARS ENDED DECEMBER 31
                                                                           --------------------------------------

                                                                                 2001         2000           1999
                                                                           ----------   ----------   ------------

                                                                                       (SUCCESSOR-   PREDECESSOR-
                                                                                            AmBev)        BRAHMA)
                                                                           -----------------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                                       784,568      470,182       322,295
  Expenses (income) not affecting cash and cash equivalents
    Deferred income tax and social contribution                              (146,014)    (613,301)       12,009
    Amortization of goodwill                                                   94,151       86,971         2,810
    Depreciation and amortization of deferred charges                         613,872      589,182       438,069
    Interest expense on accrued liability for contingencies                     1,238       19,452        18,688
    Interest and foreign exchange losses on loans, net                        281,678      492,854       128,714
    (Gain) loss on disposal of property, plant and equipment, net              (1,497)     (40,050)       45,265
    Gain arising from changes in holdings in subsidiaries                     (16,153)
    Foreign exchange gains on subsidiaries abroad not affecting cash, net     (13,955)      (5,378)
    Unrealized (gain) loss on swap and forward activities, net                 44,297      (22,357)
    Minority interest                                                            (292)     265,887       (14,019)
 Decrease (increase) in assets
    Trading securities                                                        325,959     (171,754)
    Trade accounts receivable, net                                            (91,504)    (325,928)       10,785
    Taxes recoverable                                                        (114,590)      81,955       (87,991)
    Inventories                                                              (149,113)      (6,167)      (10,648)
    Receivables from affiliated companies                                     (30,635)      33,421       (57,568)
    Other                                                                     (42,130)      61,576       (62,313)
Increase(decrease) in liabilities
    Suppliers                                                                  (7,705)     153,714        60,681
    Payroll and related charges                                                25,595        1,060        38,006
    Taxes on income payable                                                    45,815      (43,148)       13,181
    Other taxes payable                                                        21,900       76,806       231,004
    Accrued liability for contingencies, net of restricted deposits           (61,768)     214,862        51,203
    Other                                                                     (82,211)      (7,202)      (37,213)
                                                                           ----------   ----------   ------------

Net cash provided by operating activities                                   1,481,506    1,312,637     1,102,958
                                                                           ----------   ----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Restricted deposits for legal proceedings                                   (79,645)     (25,507)      (10,108)
  Investments in affiliates and subsidiaries, net of cash acquired           (220,118)     (22,310)
  Payment of appraisal rights to former IBANN shareholders (Note 15(d))      (242,246)
  Acquisitions of property, plant and equipment                              (446,829)    (295,008)     (312,383)
  Proceeds from disposal of property, plant and equipment                      42,162      245,368        59,989
  Expenditures on deferred charges                                            (82,607)     (28,796)      (36,702)
                                                                           ----------   ----------   ------------

Net cash used in investing activities                                      (1,029,283)    (126,253)     (299,204)
                                                                           ----------   ----------   ------------

COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

SUPPLEMENTAL INFORMATION

CONSOLIDATED STATEMENT OF CASH FLOWS
EXPRESSED IN THOUSANDS OF REAIS                                      (CONTINUED)

                                                                                   YEARS ENDED DECEMBER 31
                                                                  ----------------------------------------

                                                                        2001          2000            1999
                                                                  ----------   -----------   -------------
                                                                               (SUCCESSOR)   (PREDECESSOR)
                                                                  ------------------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES

Loans and financings
    Issuances                                                      3,255,167       813,390       1,335,806
    Repayments, including interest                                (1,343,877)   (2,726,530)     (1,362,847)
  Capital subscriptions                                               80,774                        15,298
  Repurchase of own shares for treasury                             (246,668)      (10,527)         (6,019)
  Premium received on sale of stock option                             4,866
  Capital increase of minority interests in subsidiaries              (2,363)      139,686          20,769
  Return of capital                                                               (111,838)
  Dividends and interest attributed to shareholders' equity paid    (313,366)     (109,324)       (178,169)
  Advances to employees for purchase of shares                       (50,097)      (76,113)        (12,203)
                                                                  ----------   -----------   -------------

Net cash provided by (used in) financing activities                1,384,436    (2,081,256)       (187,365)
                                                                  ----------   -----------   -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               1,836,659      (894,872)        616,389

Cash and cash equivalents, at beginning of year                      575,446     1,470,318       1,081,026
                                                                  ----------   -----------   -------------

  CASH AND CASH EQUIVALENTS AT END OF YEAR                         2,412,105       575,446       1,697,415
                                                                  ==========   ===========   =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
  Interest, net of capitalized interest                              260,501       265,818         250,125
  Taxes on income                                                     29,434        58,128          17,986
Non-cash transactions:
    Issuance of shares related to IBANN
       transaction, net of repurchases (Note 15(a)(i))                56,019

The accompanying notes are an integral part of these consolidated financial statements.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

1    OUR GROUP AND OPERATIONS

(a)  OUR BUSINESS

     Companhia de Bebidas das Americas ("the Company", "AmBev" or "we") is a Brazilian limited liability company. AmBev and its subsidiaries, including Companhia Brasileira de Bebidas ("CBB") - formerly comprising Companhia Cervejaria Brahma ("Brahma") and Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos ("Antarctica"), produce, distribute and sell beer, soft drinks and other non-carbonated beverages, such as isotonic sport drinks, fruit juices, iced tea and water, in Brazil and in other South American countries.

     In July 1999, the controlling shareholders of Brahma and the controlling shareholders of Antarctica announced a business combination. The combination involved the contribution to Aditus Participacoes S.A., a holding company which changed its name to AmBev, of the shares of Brahma and Antarctica. The combination of Brahma and Antarctica was accounted for as a merger of entities ("INCORPORACAO DE ACOES") at book value and the assets and liabilities were combined under a new share structure. Adjustments to the net carrying value of Antarctica assets resulted in the allocation of certain assets to goodwill. In April 2001, Brahma and Antarctica were merged to become CBB. As at December 31, 2001, AmBev held 100% of the voting shares and 99.7% of the total shares of CBB.

     The completion of the combination required the approval of Brazilian antitrust authorities, which was obtained in April 2000, in the interim, restrictions were imposed by the antitrust authorities. The antitrust authorities approved the combination and imposed certain requirements during a five year period which AmBev agreed to fulfill. These are summarized as follows: (i) mandatory sale of the Bavaria brand, together with one beer plant in each of the five different Brazilian regions and the sharing of AmBev's distribution network for a period of four years; (ii) mandatory sharing of its distribution network with one competitor beer brand; and (iii) restrictions on the sale of plants, maintenance of employment levels or employee relocation requirements. The Bavaria brand was sold in December 2000 (Note 11(b)).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

2    SUMMARY OF OUR SIGNIFICANT ACCOUNTING POLICIES

(a)  BASIS OF PRESENTATION OF OUR FINANCIAL STATEMENTS

     The financial statements were prepared in accordance with accounting principles determined by the Brazilian Corporate law (Law 6404, as amended) ("Corporate law") and additional regulations of the "COMISSAO DE VALORES MOBILIARIOS", the Brazilian Securities Commission (the "CVM").

     These financial statements have been prepared in the Brazilian REAL (plural, REAIS) and differ from the Corporate law financial statements previously issued due to the number of periods presented, the presentation of Brahma as the predecessor of AmBev, certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to reporting practices in the United States. The statement of cash flows conforms with International Accounting Standard No. 7, "Cash Flow Statements".

     Prior to July 1, 1999, the date of the controlling shareholders' contribution to form the combination of interests between Brahma and Antarctica, AmBev had no material assets, liabilities or operations. The financial statements for the year ended December 31, 1999 are those of Brahma, the predecessor of AmBev. The financial statements as at and for the year ended December 31, 2000 include the consolidation of AmBev, Brahma and Antarctica for the year, to reflect the results of the merger which was effected as from July 1, 1999.

     Certain accounting practices applied by the Company and its subsidiaries that conform with Corporate law may not conform with accounting principles generally accepted in the United States of America ("US GAAP") (Note 18).

(b)  CONSOLIDATION PRINCIPLES

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital. The consolidated financial statements include also part of the assets, liabilities, revenues and costs of investees governed by shareholder agreements, which have been consolidated based on the proportion of the equity interest the Company holds to the total capital of the investee. All significant intercompany accounts and transactions are eliminated upon consolidation. The interests of minority shareholders in the consolidated subsidiaries of the Company are separately disclosed.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(c)  FOREIGN CURRENCY TRANSLATION

     The financial statements of our subsidiaries operating outside Brazil in stable economic environments are translated using the current exchange rate. Financial information of subsidiaries operating in weak currency environments has been adjusted for the effects of inflation prior to translation. Gains and losses from foreign currency transactions and from the translation of the balance sheets are recognized in income.

     In the cases of Malteria Pampa ("Pampa"), Malteria Uruguay S.A. and Cerveceria y Malteria Paysandu S.A. ("Cympay"), as their prices and cash flows are primary based on the US dollar, this currency is considered to be the currency of their economic environment. The following translation methodology was applied for these companies which adopt the US dollar as the functional currency: (i) inventories, property, plant and equipment, accumulated depreciation and shareholders' equity accounts were remeasured into US dollars at historical exchange rates and translated into REAIS at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the US dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in the Company's income for the period.

(d)  CASH AND CASH EQUIVALENTS

     Cash equivalents consist primarily of time deposits and government securities held through private mutual funds denominated in Brazilian REAIS, having a ready market and an original maturity of 90 days or less, or which have insignificant early withdrawal penalty clauses. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

(e)  TRADING SECURITIES

     We buy and sell debt and equity securities with the objective of selling in the short term. These securities are measured at fair market value at the balance sheet dates and unrealized gains/losses are included in financial income/expense. The securities primarily comprise fixed-term investments and Brazilian Government bonds held through private funds.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(f)  TRADE ACCOUNTS RECEIVABLE

     Accounts receivable are stated at cost. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(g)  INVENTORIES

     Inventories are stated at the average cost of purchases or production, adjusted by a provision for reduction to realizable (market) values when necessary.

(h)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost, indexed for inflation through December 31, 1995 and depreciated using the straight-line method over their estimated useful lives (Note 11).

     As from 1996, pursuant to CVM Instruction No. 193, "Capitalized Interest on Financing of Construction in Process", the Company started capitalizing, as part of property, plant and equipment, interest costs incurred when an asset is under construction until such time as the asset is placed in service. Interest capitalized is limited to interest expense on loans raised to finance construction-in-progress. Interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates. Expenditures for maintenance and repairs are charged to expense when incurred. Certain costs incurred in connection with developing or obtaining internal-use software are capitalized, and certain other costs are expensed.

     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable through operating activities. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

     Returnable bottles are classified as property, plant and equipment and are depreciated normally and written-off when breakage occurs. We maintain a small amount of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell.

(i)  DEFERRED CHARGES

     The Company defers certain charges relate primarily to (i) acquisition and implementation of software; (ii) payments made to former distributors and
     (iii) pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations. Deferred charges are amortized over a period of five to ten years.

(j)  BUSINESS COMBINATIONS

     The purchase accounting method is based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is computed as the difference between the cost of acquisition and the underlying book value (usually the tax basis) of the investment acquired. In the case of the Brahma and Antarctica merger, which was effected at book value, adjustments made to the book value of the Antarctica net assets at the time of the merger resulted in the allocation of certain assets to goodwill, which is being amortized over the period expected to be benefited (Note
     10). Goodwill is allocated between the write-up of tangible assets at market value and estimated future profitability; each component is amortized using the straight-line method, respectively, over the remaining lives of the tangible assets or the period of the projected profitability, generally ten years. Negative goodwill is only amortized upon realization of the related asset through sale or disposal. Generally, goodwill is not tax deductible until the assets are sold or measures are taken to restructure the assets.

(k)  PENSION AND OTHER POST-RETIREMENT BENEFITS

     The Brazilian Institute of Independent Auditors of Brazil ("IBRACON") issued NPC Standard No. 26, "Accounting for Employee Benefits," which was later approved by CVM Instruction No. 371 in December 2000. The Standard requires the recognition of net actuarial obligations relative to benefits payable to retired employees. Although transitional measures were put in place at December 31, 2001, NPC Standard No. 26 only becomes fully effective for the year ending December 31, 2002. The Company elected to record the net effect (transitional obligation or net asset) arising from the prepaid pension cost (asset) and post-retirement benefits (liability) as a direct charge to shareholders' equity as of December 31, 2001
     (Note 16).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The cash contributions made by the Company to the pension and employee welfare foundations (Note 16) prior to December 31, 2001 were determined by independent actuaries and treated as operating expenses, although the actuarial obligation was not accrued.

(l)  COMPENSATED ABSENCES

     The liability for future compensation for employee vacations is fully accrued as earned.

(m)  DEFERRED INCOME TAXES

     Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

     All tax effects of net operating loss carryforwards expected to be recovered through offset are recorded as deferred tax assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

     A deferred tax liability arises in the case of an excess of net assets shown for financial reporting purposes determined in accordance with accounting principles prescribed by Corporate law over the tax basis of these net assets.

     Current and non-current deferred tax assets and liabilities are presented separately.

(n)  STOCK OWNERSHIP PLAN AND ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     AmBev operates a stock ownership plan. As the options are exercised, the purchase consideration paid by the employees is recorded as an increase in capital stock. Stock options granted to employees or directors under stock ownership plans do not generate a charge to income.

     The Company may finance the purchase of shares in accordance with the stock ownership plan and records this advance as an asset. These financing arrangements are normally for periods not exceeding four years and accrue interest of 8% per year over a designated general price index; both elements are recognized as financial income.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(o)  WARRANTS AND STOCK OPTIONS PREMIUMS

     The net premiums received on the placement of options and warrants are recognized in a capital reserve in shareholders' equity upon receipt.

(p)  TREASURY SHARES

     We acquire our own shares to be held in treasury as a temporary investment and record them using the cost method, as a deduction from shareholders' equity. As authorized by the CONSELHO DE ADMINISTRACAO ("Board of Directors"), we have repurchased preferred shares, which are expected to be cancelled.

     Cancellations of treasury shares are recorded as a reduction of treasury against revenue reserves.

(q)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Brazilian corporations are permitted to deduct, for tax purposes, interest attributed to shareholders' equity, which is paid in the form of a dividend. For financial reporting purposes, interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. As required by law, we pay the related withholding tax on behalf of our shareholders (Note 15(f)).

(r)  REVENUES AND EXPENSES

     Sales revenues and related cost of sales are recognized in income when products are delivered to customers. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on the accrual basis.

     Selling and marketing expenses include costs of advertising and other marketing activities. Advertising and marketing costs are not deferred at year-end and are charged to expense ratably in relation to sales over the year in which they are incurred. Advertising expenses (including promotional materials) were R$ 375,843, R$ 275,946 and R$ 220,382, for the years ended December 31, 2001, 2000, and 1999, respectively.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale. Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products.

     Expenditures relating to ongoing environmental programs are charged to income as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs are recorded at the time the obligation is considered to be probable and reasonably estimable.

(s)  PAYROLL, PROFIT SHARING AND RELATED CHARGES

     Our by-laws provide for the distribution to employees of up to 10% of consolidated net income, determined in accordance with the Corporate law. Executive officers are entitled to profit sharing in an amount not to exceed their annual remuneration or a pro rata share of 5% of net income of the Company, whichever is lower. The distribution of bonuses is subject to a 3 tier system in with the company must achieve first its efficiency targets as approved by our board of Directors and following to that the business units must achieve their targets and finally individual performance is ranked and only 50% on the top are eligible to receive bonuses. The year-end provision is an estimate made by our management as the final determination of the amount payable is not available at the date of preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

(t)  EARNINGS PER SHARE

     Earnings per share were calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

(u)  USE OF ESTIMATES

     The preparation of consolidated financial statements requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(v)  FINANCIAL INSTRUMENTS AND DERIVATIVES

     The Company enters into currency, interest rate and commodity derivatives comprised of swaps, forward and future contracts to mitigate the effects of exchange rate variations on its consolidated exposure to variations in foreign currencies, interest rates and prices of commodities and raw materials, especially aluminum.

     We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and creditworthiness of our counter-parties in these transactions. In view of the policies and practices established for derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     The book value of the Company's financial instruments reflect their market prices, obtained through the specific market quotations or the calculation of their present value, taking into account market interest rates for instruments of similar periods and risk. Any changes in the fair value of those instruments are recognized as incurred through financial income and financial expense.

(w)  TAX INCENTIVES

     Certain states in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax abatements for periods ranging from one to 20 years to promote investments in their regions, as explained in Note13. The recognition of these benefits occurs only when the gain is assured and all conditions have been met and is recognized against other operating income (when generated by consolidated subsidiaries) (Note
     4) or through a credit to the capital reserve in the shareholders' equity (when generated by the parent company). The benefits granted are not subject to clawback provisions in the event we do not meet the program target; however, future benefits may be withdrawn.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

3    FINANCIAL INCOME AND EXPENSE

                                                                         2001           2000            1999
                                                                  -----------   ------------   -------------

                                                                                 (SUCCESSOR)   (PREDECESSOR)
                                                                  --------------------------   -------------
     FINANCIAL INCOME
         Financial income on cash equivalents                         156,418        207,293         207,879
         Foreign exchange rate variation on investments               100,182         76,351          60,287
         Interest charges on asset balances                             7,065          4,290           4,022
         Interest on taxes, contributions and deposits in court        47,282         16,079
         Results of derivative instruments                                            14,079         373,230
         Other                                                         47,429         55,889          29,700
                                                                  -----------   ------------   -------------

                                                                      358,376        373,981         675,118
                                                                  -----------   ------------   -------------

     FINANCIAL EXPENSES
         Results of derivative instruments                           (193,965)       (76,956)       (111,685)
         Foreign exchange rate variation on loans                    (188,508)      (126,999)       (401,815)
         Interest on loans                                           (263,742)      (325,937)       (151,492)
         Tax on financial transactions                                (99,485)       (68,407)        (24,527)
         Interest on contingencies and other                          (69,595)       (50,049)        (18,688)
         Other                                                        (46,196)       (49,622)        (96,219)
                                                                  -----------   ------------   -------------

                                                                     (861,491)      (697,970)       (804,426)
                                                                  -----------   ------------   -------------

4    OTHER OPERATING INCOME, NET

                                                                         2001           2000            1999
                                                                  -----------   ------------   -------------

                                                                                 (SUCCESSOR)   (PREDECESSOR)
                                                                  --------------------------   -------------
     Foreign exchange gain on subsidiaries abroad, net (Note 2(c))     35,000         12,557          57,265
     Gain on tax incentives programs at subsidiaries                   95,983         92,851
     Goodwill amortization                                            (94,151)       (86,971)         (2,810)
     Other                                                             10,393        (14,520)         11,852
                                                                  -----------   ------------   -------------

                                                                       47,225          3,917          66,307
                                                                  ===========   ============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

5    OTHER NON OPERATING INCOME, NET

                                                                             2001           2000            1999
                                                                      -----------   ------------   -------------

                                                                                     (SUCCESSOR)   (PREDECESSOR)
                                                                      --------------------------   -------------
      Recovery and reversal of taxes and contributions (i)              105,006            5,107          37,594
      Gain (loss) on disposal of property, plant and equipment
       and divestments, net                                               1,497           40,050         (45,265)
      Gain arising from IBANN transaction (Note 15(a)(i))                18,269
      Other                                                             (17,440)          12,629         (12,205)
                                                                      -----------   ------------   -------------

                                                                        107,332           57,786         (19,876)
                                                                      ===========   ============   =============

(i) Relates primarily to a claim for tax overpayment (Tax on Net Income - ILL) paid in previous years which has since been declared unconstitutional.

6    INCOME TAXES

(a)  TAX RATES

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution are presented as follows:

                                              2001                 2000                 1999
                                    --------------    -----------------   ------------------
     Federal income tax rate                    25%                  25%                  25%
     Social contribution (*)                     9%             9 to 12%             8 to 12%
                                    --------------    -----------------   ------------------

     Composite tax rate                         34%            34 to 37%            33 to 37%
                                    ==============    =================   ==================

     (*) Pursuant to a Provisional Measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will return to the base rate of 8% again effective January 1, 2003.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  INCOME TAX RECONCILIATION

                                                                                 2001            2000             1999
                                                                       --------------  --------------  ---------------

                                                                          (Successor)     (Successor)    (Predecessor)
                                                                       --------------  --------------  ---------------
     Income before income taxes, statutory distributions and
         contributions and minority interest                                  993,325         384,374          330,557

     Profit sharing and contributions                                        (157,075)        (53,718)         (39,866)
                                                                       --------------  --------------  ---------------

     Income before taxes on income                                            836,250         330,656          290,691
                                                                       ==============  ==============  ===============

     Tax expense at statutory rates - 34% (2000 - 34%, 1999 - 37%)           (284,325)       (112,423)        (107,556)

     Adjustments to derive effective benefit (expense):
         Tax restructuring (1)                                                                162,673
         Foreign earnings not subject to tax (2)                              151,472         267,611
         Adjustment of social contribution on income of foreign
            subsidiaries                                                                                        61,084
         Benefit from deductibility of interest attributed
            to shareholders' equity                                            96,767          61,206           65,922
         Non-taxable gains from tax incentives
            in subsidiaries (3)                                                32,634          31,569
         Valuation allowance against losses in certain subsidiaries                                            (56,877)
         Re-filing of prior years tax returns (4)                                                               49,078
         Non taxable gains on restructuring                                   (41,053)
         Other permanent differences                                           (7,469)         (5,223)           5,934
                                                                       --------------  --------------  ---------------

     Tax benefit (expense) per statement of operations                        (51,974)        405,413           17,585
                                                                       ==============  ==============  ===============

     (1) We restructured our operating companies, optimizing our tax position and allowing the release of valuation allowances from both the Brahma and Antarctica subsidiaries upon their merger into CBB in April 2001.

     (2) Following implementation of a tax restructuring plan in October 2000, we reversed the deferred tax liability on the earnings generated by off-shore companies. Based on the advice of external counsel, we concluded that these earnings are only taxable on remittance to Brazil. At that time, we did not intend to remit these earnings to Brazil in the foreseeable future, and instead took the position that we would be able to plan effectively for their eventual remittance without incurring a respective tax liability when such remittance became foreseeable. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We are confident that prudent, feasible and cost-effective tax planning strategies will ensure that no tax will be payable upon repatriation or distribution from off-shore earnings.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (3) AmBev has entered into various ICMS tax incentive programs which have resulted in non-taxable gains. These tax incentives are mainly in the states of Rio de Janeiro, Rio Grande do Sul and in the Northeastern states of Brazil.

     (4) A review performed by external tax consultants identified additional tax losses. Due to a change in tax legislation in 1993, an interest charge on a loan to a subsidiary was deemed to be tax deductible.

     The major components of the deferred tax asset and liability accounts are as follows:

                                                                       2001           2000
                                                                -----------   ------------
     DEFERRED INCOME TAX ASSETS
       Tax loss carryforwards, net                                  765,065        607,439
       Temporary differences
         Accrued liability for contingencies                        277,266        334,514
         Employees' profit sharing                                   16,625         18,199
         Allowance for doubtful accounts                             25,463         21,103
         Other                                                       75,855         14,833
                                                                -----------   ------------

                                                                  1,160,274        996,088
                                                                ===========   ============

     DEFERRED INCOME TAX LIABILITIES
       Temporary differences
         Accelerated depreciation                                    28,833         27,802
         Equity in the earnings of foreign subsidiaries                              2,075
         Unrealized gains from certain offshore operations                          23,325
         Other                                                        2,746
                                                                -----------   ------------

                                                                     31,579         53,202
                                                                ===========   ============

(c)  NET OPERATING LOSS CARRYFORWARDS

     Net deferred income tax assets include Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available to offset up to 30% of annual income before tax in any year. Tax losses are not inflation-indexed. Net operating loss carryforwards arising from our operations in Argentina and Venezuela have not been recognized as assets as recovery is uncertain The change in the deferred tax asset (including off-book assets) arising from Brazilian net operating loss carryforwards is as follows:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                          2001          2000
                                                                   -----------  ------------
     At beginning of year                                              607,439       303,454
         Current net operating losses                                  171,012       336,055
         Net operating losses utilized to settle taxes                 (13,386)      (32,070)
                                                                   -----------  ------------

     At end of year                                                    765,065       607,439
                                                                   ===========  ============

     Analysis of balance:
         Brazilian entities                                            758,273       600,899
         Foreign jurisdictions                                           6,792         6,540
                                                                   -----------  ------------

     At end of year                                                    765,065       607,439
                                                                   ===========  ============

     The foreign tax losses available for offset at December 31, 2001 expire as follows:

                                                              TAX LOSS   POTENTIAL DEFERRED
     COUNTRY                      EXPIRY DATE            CARRYFORWARDS           TAX EFFECT
     --------------------------   ----------------   -----------------   ------------------
     Argentina (off-book)         By December 2002             43,976                10,994
                                  By December 2005             28,819                 7,205
     Venezuela (off-book)         By December 2002             14,152                 3,539
                                  By December 2004             13,642                 3,409
     Uruguay                      By December 2003             19,422                 4,854
                                  By December 2006              7,745                 1,938
                                                     ----------------    ------------------

                                                              127,757                31,939
                                                     ================    ==================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     We acquired Pepsi-Cola Engarrafadora Ltda. ("Pepsi") in October 1997 as part of our franchise agreement with PepsiCo International Inc. ("PepsiCo"). At the date of purchase, Pepsi and its affiliate had net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we use such tax loss carryforwards within a five-year period from the date of purchase in October 1997, we will be required to reimburse 80% of these amounts to the seller. This potential tax asset, in addition to further losses incurred in the Pepsi business, was not recognized as we were not confident that realization of this asset was probable. Following a major corporate restructuring in order to utilize these credits, as 20% of the losses were not subject to the provisions of the purchase agreement, we recorded 20% of this asset (amounting to a benefit of R$ 62,604) at December 31, 1997, as recoverability was deemed to be probable. Assets considered as contingent (80% of original amount) correspond to a potential tax benefit of R$ 250,413 at December 31, 2001.

7    TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable relate primarily to sales to domestic customers. Credit risk is minimized by the large customer base and control procedures by which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts are as follows:

                                                     2001           2000            1999
                                              -----------   ------------  --------------

                                                             (Successor)   (Predecessor)
                                              --------------------------   -------------
     At beginning of year                         109,040         66,955          29,548
       New allowances                              41,931        133,613          34,300
       Recoveries, net of write-offs              (19,403)       (91,528)        (35,249)
                                              -----------   ------------   -------------

     At end of year                               131,568        109,040          28,599
                                              ===========   ============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

8    INVENTORIES

                                                 2001         2000
                                          -----------   ----------
     Finished products                        158,681      122,817
     Work in process                           50,085       44,022
     Raw materials                            379,043      254,139
     Production materials                     109,939       68,873
     Bottles and crates                        26,506       13,600
     Maintenance materials and others          82,425       87,671
                                          -----------   ----------

                                              806,679      591,122
                                          ===========   ==========

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

9    INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

                                                                                                              SHAREHOLDERS' EQUITY)
                                                           PERCENTAGE INTEREST (TOTAL SHARES)               (UNSECURED LIABILITIES
                                                          -------------------------------------------------------------------------

FULLY CONSOLIDATED                                              2001         2000        1999        2001         2000        1999
-------------------------------------------------------   ----------   ----------   ---------   ---------   ----------   ---------
Brahma                                                                     100.00                            2,545,624
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil
  Ltda.)                                                      100.00        50.00       50.00      11,669      (15,940)    (13,272)
C.A. Cervecera Nacional                                        50.20        50.20                  73,447       66,494
CBB (formerly Antarctica)                                      99.70       100.00               2,396,755      245,969
Companhia Cervejaria Brahma Argentina  ("CCBA")                70.00        70.00                  74,215      106,888
Companhia Cervejaria Brahma Paraguay  ("CCBP")                100.00       100.00       99.90      35,146        2,733       1,107
CRBS S.A. (CRBS)                                               99.80        99.80       94.76     427,312      645,212     562,928
Cerveceria y Malteria Paysandu S.A ("Cympay")                  95.40                               23,059
Eagle Distribuidora de Bebidas S.A ("Eagle")                  100.00       100.00       99.94   1,290,831      502,172     206,163
Hohneck                                                       100.00       100.00      100.00    (147,570)    (119,518)    (73,828)
Industria de Bebidas Antarctica do Sudeste S.A. ("IBA
  Sudeste")                                                    98.80        98.80                 358,115      368,637
Industria de Bebidas Antarctica Norte-Nordeste
  ("IBANN")                                                                 61.80                              887,569
Jalua S.A.                                                    100.00       100.00       41.26   2,524,445    2,024,346   1,681,266
Malteria Pampa S.A. ("Malteria Pampa")                        100.00       100.00       60.00      91,718       70,732      54,770
Monthiers                                                     100.00                            2,399,806
Pilcomayo Participacoes S.A ("Pilcomayo")                     100.00                              (42,643)
Pepsi                                                         100.00       100.00       99.28      61,363      182,053      97,769
Industria de Bebidas Antarctica Polar S.A ("Polar")            15.10        15.10                 335,319      317,573

PROPORTIONALLY CONSOLIDATED COMPANIES
-------------------------------------------------------

Agrega                                                         50.00                                  817
Cervejaria Astra S.A. ("Astra")                                65.50        43.20       43.20     100,853      117,257          88
Miranda Correa                                                 60.76        60.76       60.76      (7,975)     (11,534)     (9,322)
Pilcomayo                                                                   50.00       50.00                  (39,014)    (57,003)

                                                                               NET INCOME (LOSS)
                                                          --------------------------------------

FULLY CONSOLIDATED                                                2001          2000        1999
-------------------------------------------------------   ------------   -----------   ---------
Brahma                                                                       967,243
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil
  Ltda.)                                                         9,444        (1,334)     (4,525)
C.A. Cervecera Nacional                                         (3,657)      (11,306)
CBB (formerly Antarctica)                                      615,868       (93,847)
Companhia Cervejaria Brahma Argentina  ("CCBA")                (21,682)       (4,608)
Companhia Cervejaria Brahma Paraguay  ("CCBP")                   1,148         1,538         631
CRBS S.A. (CRBS)                                               (57,113)       99,351      67,435
Cerveceria y Malteria Paysandu S.A ("Cympay")                     (176)
Eagle Distribuidora de Bebidas S.A ("Eagle")                   441,658       294,505      (6,695)
Hohneck                                                        (28,052)      (45,690)    (73,828)
Industria de Bebidas Antarctica do Sudeste S.A. ("IBA
  Sudeste")                                                      2,634      (145,749)
Industria de Bebidas Antarctica Norte-Nordeste
  ("IBANN")                                                     20,332        16,374
Jalua S.A.                                                     500,036       343,080     545,724
Malteria Pampa S.A. ("Malteria Pampa")                           7,866        11,289     (15,916)
Monthiers                                                     (333,857)
Pilcomayo Participacoes S.A ("Pilcomayo")                       26,957
Pepsi                                                            1,534        83,336    (101,010)
Industria de Bebidas Antarctica Polar S.A ("Polar")             47,657         7,960

PROPORTIONALLY CONSOLIDATED COMPANIES
-------------------------------------------------------

Agrega                                                          (1,883)
Cervejaria Astra S.A. ("Astra")                                 16,054        20,822       7,320
Miranda Correa                                                    (967)       (1,344)     (9,339)
Pilcomayo                                                                      8,994     (20,545)

The prorated balances of these proportionally consolidated companies were: total assets - R$ 178,551 at December 31, 2001 (2000 - R$ 161,397); working capital -
R$ 58,942 (2000-negative working capital of R$ 5,017) and cash and cash equivalents of R$ 96,524 (2000- R$ 29,489). The prorated net revenues from these investees included in the consolidated financial statements totalled R$ 13,204 (2000 - R$ 79,337).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

10   GOODWILL AND NEGATIVE GOODWILL

                                                                       2001              2000
                                                             --------------   ---------------
     GOODWILL
       Antarctica                                                   847,339           847,339
       Pilcomayo                                                     50,813
       Cympay                                                        34,177
       Astra                                                         28,940
       Malteria Pampa                                                28,101            28,101
       Salus                                                         19,001            21,117
                                                             --------------   ---------------

                                                                  1,008,371           896,557
     Accumulated amortization                                      (226,008)         (131,857)
                                                             --------------   ---------------

     Total goodwill, net                                            782,363           764,700
                                                             --------------   ---------------

     NEGATIVE GOODWILL
       Brahma minority conversion (roll-up)                        (149,946)         (149,946)
       Polar                                                        (14,843)
                                                             --------------   ---------------

     Total negative goodwill                                       (164,789)         (149,946)
                                                             --------------   ---------------

     GOODWILL, NET                                                  617,574           614,754
                                                             ==============   ===============

     Changes in the goodwill and negative goodwill, net are as follows:

                                                                     2001              2000
                                                           --------------   ---------------
       At beginning of year, net                                  614,754           798,772
          Goodwill on new acquisitions                            113,930            52,899
          Negative goodwill on new acquisitions                   (14,843)         (149,946)
          Adjustment of goodwill from Salus                        (2,116)
          Amortization                                            (94,151)          (86,971)
                                                           --------------   ---------------

       At end of year, net                                        617,574           614,754
                                                           ==============   ===============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(a)  COMBINATION OF BRAHMA AND ANTARCTICA

     On July 1, 1999, the controlling shareholders of Brahma and the controlling shareholders of Antarctica announced a business combination. The combination involved the formation of AmBev, a holding company to which the controlling shareholders contributed their shares of Brahma and Antarctica.

     The combination of Brahma and Antarctica was accounted for as a merger, whereby the controlling shareholders of Brahma and Antarctica each contributed their shares to Aditus Participacoes S.A. (a dormant company with no significant assets which later changed its name to AmBev) at the Brazilian Corporate law book values of their corresponding net assets. Goodwill can arise on a merger in the event adjustments are made to harmonize accounting policies or the net carrying value of the assets and liabilities. The goodwill on the combination represented such adjustments recorded in Antarctica, which were further complemented by `hindsight' adjustments in the first semester of 2000. The adjustments which generated the goodwill, net of the tax effects and of the minority shareholdings in Antarctica's subsidiaries, are summarized as follows:

     Net equity of Antarctica at July 1, 1999, per Corporate Law books                        1,402,438
                                                                                          -------------

         Reversal of the deferral of the exchange losses arising from the
           devaluation of the REAL during the first quarter of 1999                            (263,415)
         Provision against contingent gains recognized from tax claims                         (177,159)
         Reversal of the revaluation increment, net of taxes                                   (101,816)
         Reversal of deferred restructuring and other expenses                                  (84,134)
         Provision for unrecognized contingencies                                               (39,959)
         Goodwill impairment provision                                                          (39,176)
         Allowance for doubtful receivables and other assets                                    (34,148)
         Equalization of depreciation rates                                                     (22,800)
         Provision for loss on decommissioning of plants                                        (20,100)
         Other adjustments                                                                      (32,850)
                                                                                          -------------

     Net equity of Antarctica per Corporate Law books at July 1, 1999, after
         harmonization adjustments                                                              586,881
                                                                                          =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     For purposes of future amortization, the total goodwill at July 1, 1999 of R$ 815,557 was attributed to property, plant and equipment in the amount to R$ 144,579 (R$ 137,350, net of amortization on December 31, 1999) and the balance of R$ 670,978 (R$ 637,464, net of amortization on December 31, 1999) attributed to generation of future profits. Amounts allocated to property, plant and equipment will be amortized over the useful lives of the assets and the remaining (goodwill attributed to future profitability) will be amortized over 10 years. During 2000, the Company recognized hindsight adjustments relating to dividends due to Antarctica shareholders for the six-month period prior to the combination on July 1, 1999. This adjustment amounted to R$ 31,782, increasing total goodwill from the combination to R$ 847,339. During the years ended December 31, 2001 and 2000, the amortization of the Antarctica goodwill was R$ 84,737 and R$ 83,457 and is recorded in Other operating expenses. The net book value of goodwill after amortization at December 31, 2001 is R$ 606,620.

     For the purposes of these financial statements, the financial statements of the predecessor company, Brahma, have been included as of and for the year ended December 31, 1999.

(b)  BRAZILIAN ACQUISITIONS

     During 2001, we acquired 11,328 thousand preferred shares of Astra, a Brazilian soft drinks and beer producer, increasing our interest by 22.2% to 65.5%, for a total consideration of R$ 57,931, giving rise to goodwill of R$28,940.

     In May 2001, we acquired, directly and indirectly (through Pati do Alferes Participacoes S.A.), 50.0% of the voting and total capital stock of Pilcomayo, increasing our interest to 100%. The consideration paid for this tranche was R$ 30,530, and we recognized goodwill of R$50,813.

     In April 2001, the Company acquired at public auction a further 33,728 thousand shares of the Antarctica subsidiary, Polar, a Brazilian beer and soft drink producer. The holding was further increased in a series of additional acquisitions from minorities during 2001, which increased AmBev's direct and indirect holding to 97.4% of the voting capital and 96.2% of the total capital of Polar. The total amount paid for these interests acquired during 2001 was R$98,392, generating negative goodwill of R$14,843.

     In September 2000, Brahma common shareholders approved a merger by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled-up) into shares of the same type and class of AmBev. The share of results of operations, which had been up until that time recorded as minority interests, were thereafter included within the results of AmBev. Although AmBev had agreed to convert at a value equivalent to the shareholders' equity held by the minorities in Brahma, negative goodwill totaling R$ 149,946 arose as a result of a variation in equity before the close of the transaction.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(c)  INTERNATIONAL ACQUISITIONS

     In February 2001, we exercised our option to acquire 95.4% of the total and voting capital of Cympay, which produces, markets and distributes malt and beer in Uruguay, for a total consideration of R$ 56,700 (not including debt assumed), generating goodwill of R$ 34,177.

     In October 2000, we acquired a 15.1% stake in the total and voting capital of Salus, a brewer in Uruguay. The acquisition of a non-controlling interest was made through a joint venture vehicle with the Danone Group. We paid total consideration of R$ 22,310, giving rise to goodwill of R$ 21,117, which was adjusted on a hindsight basis to R$ 19,001 in 2001.

11   PROPERTY, PLANT AND EQUIPMENT

                                                                                                              ANNUAL
                                                                                                        DEPRECIATION
                                                                      2001                  2000           RATES - %
                                                             -------------        --------------      --------------
     COST
       Land                                                        154,360               189,278
       Buildings                                                 1,887,088             1,686,501                   4
       Machinery and equipment                                   3,655,179             3,618,066            10 to 20
       Vehicles                                                     50,103                55,984                  20
       Equipment with third parties                                601,898               530,492            10 to 20
       Computer systems                                             74,429                76,051                  20
       Other intangible assets                                      62,338                51,188            10 to 20
       Construction in progress                                    227,207               117,042
       Timberlands                                                   2,291                 2,231                   4
                                                             -------------        --------------

                                                                 6,714,893             6,326,833
     ACCUMULATED DEPRECIATION                                   (3,571,258)           (3,122,574)
                                                             -------------        --------------

                                                                 3,143,635             3,204,259
                                                             =============        ==============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(a)  NON-OPERATING ASSETS

     The Company owns certain plants which are no longer operating, the assets of which, net of accumulated depreciation, amount to R$ 220,855 at December 31, 2001 (2000- R$ 186,401). Part of these assets, amounting to R$ 148,416
     (2000 - R$ 67,508) is accounted for as a long-term asset, less a provision for loss on the estimated sale of those assets of R$ 43,892
     (2000 - R$ 41,243).

     Additionally, in 2001 the Company booked a provision for impairment of non-operating assets classified as property, plant and equipment of R$ 15,842.

(b)  SALE OF THE BAVARIA BRAND

     Under the CADE ruling, we were required to dispose of five plants, one of which was owned by our affiliate Miranda Correa. On October 1, 2000 we incorporated Bavaria S.A. ("Bavaria") to which we contributed the plants. On November 6, 2000, we agreed to sell Bavaria to Molson Inc. ("Molson"), a Canadian corporation, pursuant to Distribution and Stock Purchase Agreements. These agreements became effective five days after CADE's approval of the sale, which was granted on December 20, 2000.

     The purchase consideration was R$ 191,443, which was paid by Molson on December 22, 2000. A contingent consideration would be payable by Molson in the event the BAVARIA brand had attained specified market share levels, as measured by an independent market research firm. A minimum market share of 6.5%, in addition to intermediary targets, must be attained by 2005 to assure receipt of the full contingent price of R$ 224,652, which we have not recorded in the financial statements.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

12   LOANS AND FINANCINGS

                                                   INDEX/                   ANNUAL
     DESCRIPTION                                   CURRENCY(*)      INTEREST RATE%           2001             2000
     ---------------------------                   ------------    ---------------   ------------     ------------
     BRAZILIAN REAIS
      BNDES expansion loan                            TJLP               3.0%             597,327          640,865
      ICMS tax incentives                            various             2.5%             260,339          180,571
      Acquisition of equipment                        TJLP               2.8%             155,158          177,312
      Raw materials                                                      8.8%              19,494
      Others                                                                                9,637           19,878

     U.S. DOLLAR - DENOMINATED
      Raw materials                                 US dollar            5.7%           1,178,452          634,606
      Working capital
        Bond issuance                               US dollar           10.5%           1,164,579
        Syndicated loan                            Yen/ LIBOR            2.4%             694,726
        Other                                       US dollar            8.0%             294,788          390,497
      Acquisition of equipment                      US dollar            9.0%             194,842          149,179
                                                                                     ------------     ------------

                                                                                        4,569,342        2,192,908
     Less current portion
       (including short term debt)                                                     (1,719,989)      (1,265,334)
                                                                                     ------------     ------------

     Long-term portion                                                                  2,849,353          927,574
                                                                                     ============     ============

     (*) BNDES    Brazilian Economic and Social Development Bank.
         TJLP     Long-term interest rate fixed by government on quarterly
                  basis: 2001 - 10.0%; 2000 - 9.7%.
         LIBOR    London Interbank Rate six-month benchmark annual rate:
                  2001- 19.8%; 2000-6.1%.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(a)  PRINCIPAL LOAN CONTRACTS AND PROGRAMS

     (i)    BNDES

     In July 1997, we entered into a line of credit agreement with BNDES to finance our capital expenditures program to expand and modernize our industrial facilities and acquire machinery and equipment. The line of credit is payable in monthly installments with final maturity in July 2005. The original line of credit has been fully drawn down.

     In May 2001 we consummated a further line of credit agreement with BNDES totaling R$ 216,482 of which R$ 168,231 was received in 2001; the balance will be drawn down in 2002. The line of credit becomes payable after one year in monthly installments with final maturity in December 2008.

     (ii)   ICMS tax incentive programs

     The loans relate to programs offered by certain States through which a percentage of the monthly ICMS due is financed by the State's financial agent, generally over five years as from the tax due date (Note 13).

     (iii)  Issuance of bonds

     In December 2001, CBB issued US$ 500,000,000 10.5% Notes due 2011 ("Notes"), with a full and unconditional guarantee offered by AmBev. The bond was issued at a price equivalent to 98.56% of the nominal principal amount, with an interest rate of 12.3% (including 15% of witholding tax) per annum, payable every six-months, final maturity in December 2011.

     We are obligated to consummate an exchange offer registered with the US Securities and Exchange Commission ("SEC") to cause the Notes to generally become freely transferable, no later than December 15, 2002. Should this requirement not be met, then the annual interest rate on the Notes will increase 0.5% above the initial note rate, until the exchange offer is consummated. These Notes contain certain covenants and events of default which, if triggered, cause accelerated amortization.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (iv)   Syndicated loan

     On August 1, 2001, we raised the equivalent on that date of R$ 315,000,000 through a Japanese Yen-denominated syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.4% per annum. We have contracted cross-currency and interest rate swaps and forward contracts to mitigate our currency and interest rate risks, swapping the currency to the U.S. dollar and fixing our interest rate at LIBOR at 5.7% per annum. This exposure was simultaneously swapped to REAIS at a floating rate of interest consistent with our treasury policies.

     This loan is jointly guaranteed by AmBev and subsidiaries and is subject to indebtedness and liquidity ratios.

     (v)    Raw materials

     Raw material import finance terms are normally for payment in a single installment on the 360th day, and are primarily to finance importations of malt and hops. The buyer credit financings are mostly obtained through international financial institutions.

(b)  COLLATERAL

     Loans and funding obtained from IFC and BNDES for expansion, construction of plants and purchase of equipment are covered by mortgages on land and buildings and liens on equipment. Certain loans for the purchase of raw materials and the bonds are jointly guaranteed by the Company and its subsidiaries. Promissory notes are provided for most raw material financing. The loans from the Brazilian Governmental Program Funds for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), which are principally long-term, are secured by liens on equipment and machinery in the amount of R$ 159,010. The loans from the BNDES and IFC are secured by mortgages on certain of the plants of Brahma and CCBA S.A. in the amount of R$ 660,915. The short-term financing of the raw materials, principally malt, is supported by promissory notes.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(c)  MATURITIES

     At December 31, 2001, the Company's long-term loans, by maturity year, are the following:

     2003                                                                           420,914
     2004                                                                           915,001
     2005                                                                           114,694
     2006                                                                            39,936
     Subsequent years through 2012                                                1,358,808
                                                                                -----------

     Total                                                                        2,849,353
                                                                                ===========

13   SALES TAX DEFERRALS AND OTHER TAX CREDITS

     We currently participate in programs whereby a percentage of payments of value added taxes ("ICMS"), due from sales generated by specific production facilities, are deferrable for periods of generally five years from their original due date. Percentages deferrable usually range from 100% to 40% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have special agreements. Balances deferred generally accrue interest and are only partially inflation-indexed, with such adjustment being linked, in the majority of cases, from between 60% to 80% of a local general price index. The amount deferred at December 31, 2001 includes R$ 399,480 which will become payable through 2004 and R$ 347,328 thereafter.

     DESCRIPTION                                                       2001             2000
     -------------------------------------------               ------------     ------------
     Short and long term balances
       Loans (Note 12)                                              260,339          180,571
       Sales taxes deferrals                                        486,469          470,010
                                                               ------------     ------------

                                                                    746,808          650,581
                                                               ============     ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

14   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

(b)  DERIVATIVE FINANCIAL INSTRUMENTS

     Volatility of interest rates, exchange rates and commodity prices are the principal market risks to which we are exposed and which we manage through derivative instruments to mitigate exposure to risk. We do not use derivatives for speculative purpouses.

     We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and creditworthiness of our counter-parties in these transactions. In view of the policies and practices established for derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

     The notional outstanding amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. The derivative instruments outstanding at December 31, 2001, held for purposes other than trading, were as follows:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                            2001                         2000
                                                     ---------------------------  ---------------------------

                                                         CURRENT      UNREALIZED      CURRENT      UNREALIZED
                                                         NOMINAL       GAINS AND      NOMINAL       GAINS AND
     FINANCIAL INSTRUMENT                                 AMOUNT          LOSSES       AMOUNT          LOSSES
     -------------------------------                 -----------  --------------  -----------  --------------
     FOREIGN CURRENCY
         Yen/R$                                          327,935         (18,115)
         USD/R$                                        1,199,063         (14,244)     217,612           7,414
         Pesos/USD                                       100,000          18,025      220,000          (2,768)

     INTEREST RATE
         Floating LIBOR/ fixed LIBOR                     403,702            (208)

     COMMODITY
         Aluminum                                         90,672            (685)
                                                                  --------------  -----------  --------------

     Total                                                               (15,227)     437,612           4,646
                                                                  ==============  ===========  ==============

(c)  INTEREST RATE, COMMODITY AND FOREIGN EXCHANGE RATE RISK MANAGEMENT

     Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate (LIBOR). The portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate (TJLP), set quarterly by the Brazilian Central Bank. We use derivative instruments to mitigate the effects of volatility in the LIBOR rate.

     We enter into commodity swap agreements (principally for aluminum), interest rate swap agreements, foreign currency (principally for U.S. dollars) forward and future exchange contracts, which are marked-to-market, and the realized and unrealized gains and losses are reported in the statement of operations.

     We enter into foreign currency forward, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. All of these agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage of foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in "Financial income" and "Financial expenses".

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(d)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

     Cash and cash equivalents - The carrying amounts reported in the balance sheet approximate their fair values due to their nature and frequent repricing.

     Trading securities - The fair value of investments are estimated based on quoted market prices. For investments which there are no quoted market prices, fair values are derived from available yield curves for investments of similar quality and terms.

     Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2001 and 2000.

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

15   SHAREHOLDERS' EQUITY

(a)  CAPITAL AND SHAREHOLDERS' RIGHTS

     (i)    Capital

     The Company's capital stock at December 31, 2001 amounts to R$ 2,944,288 (2000 - R$ 2,565,249), represented by 39,741,398 thousand nominative shares with no par value (2000 - 38,646,080 thousand), comprised of 16,073,049 thousand common shares (2000 - 15,976,336 thousand) and 23,668,349 thousand preferred shares (2000 - 22,669,744 thousand).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     At the Extraordinary Shareholders' Meetings held in January and April 2000, the shareholders approved the reduction of R$ 330,411 in the capital stock, without any reduction in the number of shares. This reduction was made to absorb the accumulated deficit at December 31, 1999 of R$ 310,682; and the balance of R$ 19,729, which was the equivalent to the interest attributed to shareholders' equity received from Brahma, was returned to the shareholders.

     At the Extraordinary Shareholders' Meeting held in September 2000, the shareholders approved a further reduction in the Company's stock, in the amount of R$ 324,167, comprising R$ 232,058 to absorb the accumulated deficit in the period ended August 31, 2000 and R$ 92,109 to be returned to the shareholders, also without any reduction in the number of shares.The same meeting approved a capital increase in the amount of R$ 1,502,356, through the roll up, by AmBev, of all shares representing the capital stock of Brahma held by the minority shareholders, totaling 1,176,536 thousand common shares and 4,452,258 thousand preferred shares, at a price of R$ 266.90 per thousand common and preferred shares, whereupon Brahma became a wholly-owned subsidiary of AmBev. Each Brahma shareholder received one share in AmBev for each share held in Brahma.

     In March 2001, a capital increase was effected in the amount of R$ 80,774 under the Stock ownership Plan for Company officers and employees, with the issuance of 569,108 thousand preferred shares.

     In November 2001, the Company issued 96,713 thousand common and 429,498 thousand preferred shares to the minority shareholders of IBANN in the amount of R$ 298,265 based on an independent fair value appraisal. This transaction generated a gain on change in ownership interest in the amount of R$ 18,269, recognized in Other non-operating income. Certain shares issued were repurchased from the minority shareholders (Note 15(d)).

     (ii)   Stock split

     On October 20, 2000, an Extraordinary Shareholders' Meeting approved a five-for-one stock split of common and preferred shares of AmBev, increasing the number of shares to 15,976,336 thousand common and 22,669,744 thousand preferred shares. No retroactive split has been applied in the Corporate law financial statements, except for information provided for stock option plans ((g) below)

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (iii)  Share rights

     Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under its by-laws, AmBev is required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 27.5% of its net income determined under Corporate law, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev's financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders' equity (Note 15(f)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

     (iv)   Share activity (in thousand of shares)

                                                                                                      YEARS ENDED DECEMBER 31
                                                                    ---------------------------------------------------------

                                                                                                                 (PREDECESSOR
                                                                                      (SUCCESSOR - AmBev)             BRAHMA)
                                                                    -------------------------------------  ------------------

                                                                                  2001               2000                1999
                                                                    ------------------   ----------------  ------------------
     PREFERRED SHARES
        At beginning of year                                                22,669,744             81,691           4,614,949
         Capital increase
          Exercise of stock options                                            569,107                                 39,327
          IBANN transaction (Note 15(a)(i))                                    429,498
          Roll-up of Brahma minorities                                                          4,452,258
          Stock split                                                                          18,135,795
          Cancellation of shares                                                                                     (364,371)
                                                                    ------------------   ----------------  ------------------

        At end of year                                                      23,668,349         22,669,744           4,289,905
                                                                    ==================   ================  ==================

     COMMON SHARES
        At beginning of year                                                15,976,336          2,018,731           2,667,456
         Capital increase
          IBANN transaction (Note 15(a)(i))                                     96,713
          Roll-up of Brahma minorities                                                          1,176,536
          Stock split                                                                          12,781,069
          Cancellation of shares                                                                                      (31,777)
                                                                    ------------------   ----------------  ------------------

        At end of year                                                      16,073,049         15,976,336           2,635,679
                                                                    ==================   ================  ==================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  CAPITAL RESERVE

     In February 1996, Brahma's Board of Directors approved the private placement of 404,931 thousand subscription warrants, at R$ 50 per lot of 1,000 warrants, convertible on a one-to-one basis in April 2003 at a subscription price of R$ 1 per thousand shares of Brahma, of which 262,891 thousand were for subscription of preferred shares, and 142,039 thousand were for subscription of common shares. The subscription price for each of the warrants is adjusted pursuant to the IGP-M ( a general price inflation index), reduced by dividends paid, and accrues interest at the rate of 12% per year. The right of each warrant to subscribe for shares will be adjusted proportionately should there be any stock splits, reverse splits, distributions of stock dividends or similar events. On September 15, 2000 the Brahma warrants were exchanged for AmBev warrants, which entitle the holders to the same terms as under the Brahma agreements. On October 20, 2000, the Extraordinary Shareholder's Meeting approved a five-for-one stock split adjustment of the warrants. Accordingly, the warrants are now convertible on a one-to-five basis.

     The Company issued in December 2001 options for the purchase of 188,380 thousand preferred shares. The net premium received on the placement of the options was R$ 4,866, recorded as a capital reserve in shareholders' equity. The average exercise price of the options was R$ 477.76 per thousand preferred shares, which can be exercised in the months of February and March 2002.

(c)  REVENUE RESERVES

     (i)    Legal

     Under Corporate law, AmBev , together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory (legal) reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

     (ii)   Investments

     Our by-laws require that we appropriate at least 5% of statutory adjusted net income to a reserve for investments; such appropriation cannot exceed 68.9% of net income.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(d)  TREASURY SHARES

     As of December 31, 2001 the Company holds in treasury 321,572 thousand common shares and 999,376 thousand preferred shares in the total amount of R$ 499,441.

     The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

     On November 7, 2001, the Company announced a buyback program totaling
     R$ 300 million (equivalent to US$ 129,288 at the December 31, 2001 exchange rate) valid for 60 days. All shares to be purchased will be cancelled.

     Additionally as part of our buyback program, our Board of Directors authorized the issue of put options for the repurchase of 188,380 thousand preferred shares of our own stock. The net premium received on sale of stock option amounted to R$ 4,866, recognized as capital reserve in shareholders' equity. The average exercise price of those options was set as R$ 477.76 per thousand shares, with an exercisable period in the months of February and March 2002.

(e)  DIVIDENDS AND CONTRIBUTIONS

     Dividends are payable in Brazilian REAIS and may be converted into other foreign currencies and remitted to shareholders abroad provided that the non-resident shareholders' capital is registered with the Brazilian Central Bank.

     (i)    Proposed and declared dividends

     The determination of the dividend approved by the Board of Directors was as follows:

                                                                YEAR ENDED
                                                              DECEMBER 31,
                                                                      2001
                                                              ------------
     Net income for the year                                       784,568
     Legal reserve (5%)                                            (39,228)
                                                              ------------

     Dividend basis                                                745,340
                                                              ============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     Proposed and approved dividends
       Prepaid interim distribution (in August and December 2001)
         as interest attributed to shareholders' equity                           284,609
       Supplemental, to be paid in February 2002,
         approved in December 2001                                                 52,000
                                                                             ------------

     Withholding tax
       interest attributed to shareholders' equity (generally 15%)                (42,691)
                                                                             ------------

     Total dividends, net of withholding tax                                      293,918
                                                                             ============

     Percentage of dividends to dividend basis                                      39.43%
                                                                             ============

     Proposed and approved dividends per thousand shares
       outstanding at year-end - (in whole REAIS) - R$
         Common                                                                      7.17
                                                                             ============
         Preferred                                                                   7.89
                                                                             ============

     (ii) Contribution to the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia ("FAHZ")

     The FAHZ, one of our shareholders and the former controlling shareholder of Antarctica, provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents.

     At our option, we may contribute up to 10% of our Brazilian Corporate Law consolidated net income to support the FAHZ.

(f)  INTEREST ATTRIBUTED TO SHAREHOLDERS' EQUITY

     Brazilian companies are permitted to pay limited amounts of interest on capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders' equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(g)  STOCK OWNERSHIP PLAN

     The stock ownership plan for the purchase of Company shares (the "Plan") is administered by a committee comprised of non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued. This price cannot be less than 90% of the average price of the shares traded on the Sao Paulo Stock Exchange (BOVESPA) in the previous three business days, inflation-indexed through the date the option is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of shares at that date. When share options are exercised, we either issue new shares or transfer treasury shares to the option holder. The share options granted to date do not specify a final date by which they must be exercised. If an employee leaves us any unexercised options are forfeited and AmBev may repurchase shares acquired on exercise of the options, as its option, at a price equal to the (i) inflation-indexed price paid by such employee, if they leave us during the first thirty months after the exercise of such option, (ii) 50% of the inflation-indexed price paid and 50% of the prevailing market price, if the employee leaves after thirty months but before the sixtieth month after the exercise of such option, and
     (iii) the market price thereafter. The terms of the Plan determine the amount of shares to be granted but do not determine a fixed price. The strike price defined on the grant date is adjusted by (i) dividends paid to preferred shares until the option is exercised and (ii) by the inflation-indexed price measured by INDICE GERAL DE PRECOS A MERCADO ("IGP-M") from the date of grant until the date the options are exercised.

     The Company finances the purchase of shares (Note 2(n)); at December 31, 2001 the outstanding balance of those loans amounts to R$ 215,248
     (2000 - R$ 165,151).

     All references to the number of preferred and common shares and per share amounts in the tables below have been restated to give retroactive effect to the stock split for all periods presented ((a)(ii) above). The summary of changes in stock options for the years ended December 31, 2001 and 2000 is the following:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                                              2001                2000
                                                                                ------------------ -------------------
     OUTSTANDING (IN THOUSANDS OF SHARES)
     At beginning of year                                                                1,241,355           2,168,655
        Granted                                                                            499,750              66,500
        Exercised                                                                         (569,108)           (879,671)
        Forfeited                                                                         (140,776)           (114,129)
                                                                                ------------------ -------------------

     At year end - outstanding and exercisable                                           1,031,221           1,241,355
                                                                                ------------------ -------------------

     Shares available at end of each year for options
          that may be granted in the subsequent year                                     1,987,070           1,932,304
                                                                                ================== ===================

      IN WHOLE REAIS PER THOUSAND SHARES -

     Range of exercise prices for outstanding options                              69.34 to 381.38     53.28 to 341.67
                                                                                ================== ===================

     Weighted average market price per share
        (based on quoted market value at date granted)
           for options granted during the year                                              417.08              399.80

     Weighted average exercise price of options granted in the year                         381.38              341.67
                                                                                ------------------ -------------------

     Weighted average grant-date intrinsic value of options
        granted during year (difference between quoted market
        price and exercise price)                                                            35.70               58.13
                                                                                ================== ===================

     WEIGHTED-AVERAGE EXERCISE PRICES
     At beginning of year                                                                   110.18              108.00
        Granted                                                                             381.38              341.67
        Exercised                                                                           141.93              105.03
        Forfeited                                                                           210.98               72.77
                                                                                ------------------ -------------------

     At end of year                                                                         256.02              110.18
                                                                                ================== ===================

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     OUTSTANDING AND EXERCISABLE:

                                                                                                    WEIGHTED - AVERAGE
                                                 NUMBER OF SHARES (THOUSANDS)                      EXERCISE PRICES (*)
     RANGE OF                        ----------------------------------------  ---------------------------------------
     EXERCISE PRICES (*)                          2001                   2000                2001                 2000
     -----------------------------   -----------------    -------------------  ------------------   ------------------
     53.29 - 69.34                               3,482                 31,202               69.34                63.12
     69.35 - 103.44                             65,113                224,810              101.96                94.36
     103.45 - 159.18                           153,724                465,080              150.41               138.88
     159.19 - 176.90                           274,150                453,763              176.90               161.90
     176.91 - 381.38                           534,752                 66,500              380.12               341.67
                                     -----------------     ------------------- ------------------   ------------------

                                             1,031,221              1,241,355              273.24               148.19
                                     =================     =================== ==================   ==================

     (*) Expressed in whole REAIS.

(h)  RECONCILIATION BETWEEN SHAREHOLDERS EQUITY OF BRAHMA AND AmBev

     Prior to July 1, 1999, AmBev had no material assets, liabilities or operations. Brahma is presented in these financial statements as the predecessor of AmBev for the entire year of 1999. As a result, the financial statements presented for the year ended December 31, 1999 are those of Brahma (Note 2(a).)

     The reconciliation below presents the differences in relation to Brahma's and AmBev's shareholders' equity as at December 31, 1999.

                                                                                 DECEMBER 31,
                                                                                         1999
                                                                                -------------
     BRAHMA (PREDECESSOR) SHAREHOLDERS' EQUITY                                      1,606,375
       Antarctica shareholders' equity                                                362,084
       Goodwill on Antarctica transaction                                             774,814
       Minorities of Brahma not yet converted (rolled-up)                          (1,266,454)
       Consolidation of Hohneck                                                       (73,828)
       Consolidation of AmBev stand alone                                               3,799
                                                                                -------------

     AmBev (SUCCESSOR) SHAREHOLDERS' EQUITY                                         1,406,790
                                                                                =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

16   EMPLOYEE BENEFITS

(a)  AmBev PENSION BENEFITS

     AmBev sponsors a defined-benefit pension plan and a defined-contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees and those of our Brazilian subsidiaries. These plans are administered by the AmBev Pension Fund, INSTITUTO AmBev DE PREVIDENCIA PRIVADA, which is the successor of the Brahma Pension Fund , INSTITUTO BRAHMA DE SEGURIDADE SOCIAL, as from December 8, 2000. In the year ended December 31, 2001, the Company contributed R$ 805 (2000 - R$ 2,816) to the AmBev Pension Fund.

     The AmBev Pension Fund was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors to the AmBev Pension Fund. Currently, we have 5,181 participants in our plan (2000 - 5,332), of which 4,115 (2000 - 2,389) participate in the defined benefit plan.

     Prior to May 1998, when a defined contribution plan was launched, there was only a defined benefit plan. The defined benefit plan was closed to new participants as of that date. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the old plan or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees in Brazil. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

     Based on the independent actuary reports, the funded status of AmBev's plans at December 31, 2001 is determined as follows:

     Fair value of assets                                                     417,545
     Less - valuation allowance over assets (*)                              (123,966)
     Present value of actuarial liability                                    (272,787)
                                                                         ------------

     Funded status                                                             20,792
                                                                         ============

     (*)This valuation allowance was considered because, under the current law, any excess of assets over liabilities cannot be returned to the Company. Therefore, the net asset balance was limited to the present value of the estimated future reduction in contributions, in the amount of R$ 20,792.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     In accordance with NPC Standard No. 26 (Note 2(k)), this Prepaid pension benefit cost was recognized at December 31, 2001 as a credit to shareholders' equity ((d) below).

(b)  HEALTH CARE AND OTHER BENEFITS DIRECTLY PROVIDED BY AmBev

     AmBev directly provides health care benefits, reimbursement of medication costs and other benefits to retirees from the subsidiaries IBANN, Polar and IBA Sudeste, through its subsidiary CBB.

(c)  WELFARE FOUNDATION - THE FAHZ

     The employees and retirees of the Company receive health care and dental assistance from the FAHZ, one of our shareholders.

     In accordance with NPC No. 26, the Company recognized the actuarial liability related to the obligation for the benefits provided directly, but not for benefits provided by the FAHZ. The assumption is that this obligation will not be legally imputed to the Company and will be covered by the contributions made annually (up to 10% of the net income of each year), which are recognized through the statement of operations. In 2001 an independent actuarial appraisal of the benefit obligations undertaken by the FAHZ was concluded, which identified the funds from sponsoring companies required to make the FAHZ self-sufficient. Part of the necessary funds, in the amount of R$ 75,777, was paid by the Company in 2001 and recognized under "Expenses with profit sharing and contributions."

     In October 2000, the Brahma Welfare Foundation ("BWF") and the FAHZ were legally merged, standardizing the benefits granted according to standards adopted by Brahma. At the same time the benefits, substantially health and dental care, were extended to the employees of all subsidiaries of AmBev in Brazil, whereas in the past Antarctica's subsidiaries supported such expenses directly.

(d)  RECOGNITION OF THE EFFECTS OF NPC STANDARD NO. 26 AT DECEMBER 31, 2001

     NPC No. 26, "Recording of Employee Benefits," established the mandatory recognition of actuarial liabilities, as well as certain actuarial assets, relative to benefits provided to employees (Note 2(k)).

     As a consequence, the Company recorded directly in its shareholders' equity, at December 31, 2001, a provision for benefits in the amount of R$ 56,458 as follows:

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     Funded status - AmBev Pension Fund                                                       20,792
                                                                                         -----------

     Provision for health care benefits and other
        Provided directly by AmBev                                                           (55,558)
        Additional funding of FAHZ                                                           (61,487)
     Deferred taxes on the provision for benefits                                             39,795
                                                                                         -----------

        Provision for benefits, net of deferred taxes                                        (77,250)
                                                                                         -----------

     Adjustment, net of deferred taxes                                                       (56,458)
                                                                                         ===========


     The assumptions used in the calculation of the actuarial liability were the following:

                                                                                              ANNUAL
                                                                                          PERCENTAGE
                                                                                         -----------
     Discount rate                                                                              8.12
     Expected rate of return on assets                                                          8.12
     Increase in the compensation factor                                                        5.10
     Increase in health care costs                                                              7.10

17   COMMITMENTS AND CONTINGENCIES

(a)  TAX AND LEGAL CLAIMS

     We are contesting the payment of certain taxes and contributions and have made court escrow deposits ("Restricted deposits for legal proceedings") of equivalent or lesser amounts pending final legal decisions. Our management believes that the accrued liability for contingencies, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     Changes in the Accrued liabilities for contingencies are as follows:

                                                                                             2001                 2000
                                                                              -------------------  -------------------
     At beginning of year                                                                 877,969              643,655
        New provisions                                                                    185,658              323,890
        Payments                                                                          (95,675)             (54,292)
        Interest                                                                           13,103              (20,191)
        Reversals                                                                        (165,568)             (15,093)
                                                                              -------------------  -------------------

     At end of year                                                                       815,487              877,969
                                                                              ===================  ===================

     The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements.

                                                                                             2001                 2000
                                                                              -------------------   ------------------
     ICMS and IPI (i)                                                                     472,917              478,211
     PIS and COFINS (i)                                                                   119,700              184,032
     Labor claims (ii)                                                                    108,298              100,087
     Claims from distributors (iii)                                                        30,012               31,382
     Income tax and social contribution (iv)                                               40,769               36,110
     Others                                                                                43,791               48,147
                                                                              -------------------   ------------------

     Total accrued liabilities for contingencies                                          815,487              877,969
                                                                              ===================   ==================

     AmBev may be exposed to additional possible risks, based on the opinion of the legal counsel, estimated at R$ 1,000,000 (2000 - R$ 930,000) which have not been provisioned. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev's financial condition or results of operations.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (i)    Indirect taxes

     During 1999, we obtained an injunction permitting us to suspend payment of PIS and COFINS (taxes on revenues) on interest income. Although we have filed a claim against the tax authorities to support our view that this tax is unconstitutional, we have recognized the legal obligation for PIS and COFINS until such time we receive a final ruling or the law itself is struck down. The charge to recognize the obligation in 2001 was R$ 37,418 recorded as "Value-added and other excise taxes on sales"
     (2000 - R$ 43,570; 1999 - R$ 23,592). As of December 31, 2000 the provision amounts to R$ 103,348.

     In common with other Brazilian taxpayers, we are prosecuting claims to be able to exclude for the period from 1988 to 1995 the indexation for inflation of certain PIS taxes. The taxpayers argue that Complementary Law 7/70 does not require indexation of the calculation basis, and the provision in the Decree-Laws, which created indexation of the calculation basis, was overturned by the Federal Supreme Court and the Senate. Until recently, decisions at the appellate court level had been inconsistent. On May 29, 2001 (ruling published on June 11, 2001), an arbitration session of the appellate court ruled in favor of the taxpayer. In the administrative judicial system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final unappealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote. On October 15, 2001, we concluded the preliminary determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The liability, including interest and charges, totaling R$ 138,739 was reversed to income ("Value-added and other taxes") during 2001. The amounts will be recovered by offsetting other Federal taxes due.

     We have also filed claims against the tax authorities to support our view that certain taxes levied are unconstitutional, however we have been required by law to pay these amounts, deposited the amounts into court legal escrow accounts and/or made provisions for amounts legally due.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (ii)   Labor claims

     We are involved in approximately 8,000 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe there is a probable chance of loss. Escrow deposits ("Restricted deposits for legal proceedings"), principally for labor claims, totaled
     R$ 53,566 at December 31, 2001 (2000 - R$ 35,776). At December 31, 2001
     none of these claims individually amounted to more than R$ 1,200.

     (iii)  Claims from distributors

     We have several claims filed against us by former distributors whose contracts were terminated due to low sales volumes, failure of distributors to meet our guidelines and a general restructuring of the distribution network. Most of these claims were originally filed from 1996 through 2000. We have provisions for probable losses of R$ 30,012, based on advice of outside legal counsel.

     (iv)   Income tax and social contribution

     During 1999, we reversed R$ 56,130 of contingent liabilities to "Income tax benefit " relating to unasserted income tax exposures which were eliminated upon expiry of the applicable statutes of limitations. The most significant amount, amounting R$ 39,298, related to the methodology for price-level restatement of equity accounting adjustments in monthly balance sheets for tax purposes. Through to the date of expiration of the statute of limitations, the level of uncertainty was such that management considered the liability to be probable and estimable.

     (v)    Other tax matters

     These legal proceedings include claims for taxes on income, ICMS value-added taxes and IPI excise taxes, among others. We are prosecuting claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the "exemption" becomes a mere tax deferral at the time of sale. As these and other claims are contingent upon obtaining favorable, non-appealable judicial rulings, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  ENVIRONMENTAL ISSUES

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

     Recent expenditures are as follows:

     YEAR ENDED                   PROPERTY, PLANT             WASTE
     DECEMBER 31,                   AND EQUIPMENT         TREATMENT              TOTAL
     ------------                 ---------------         ---------        -----------
     2001                                   5,134            51,798             56,932
     2000                                   1,600            32,076             33,676
     1999                                   2,482            12,626             15,108

     Budgeted expenditures for the five-year period ending December 31, 2006 total approximately R$ 238,000 (unaudited).

18   SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN CORPORATE LAW AND
     US GAAP

18.1 DESCRIPTION OF THE GAAP DIFFERENCES

     The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with, accounting principles set forth in Brazilian Corporate law. The Company has elected to use its Corporate law financial statements as its primary financial statements for the three years in the period ended December 31, 2001.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The Company had previously prepared and published its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") using the U.S. dollar as the reporting currency under Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." The Company has modified its form of presentation of its financial information by providing a reconciliation of its financial statements prepared in accordance with Corporate law to key balances and condensed financial statements and supplementary notes prepared in accordance with US GAAP in REAIS.

     The accompanying Brazilian Corporate law financial statements for the year ended December 31, 1999 are those of Brahma and do not include Brahma's merger with Antarctica. The combination did not qualify for treatment as a pooling-of-interests under US GAAP and accordingly was treated as a purchase by Brahma of Antarctica. Under US GAAP, Brahma is therefore the predecessor to AmBev and is presented in 1999 for comparative purposes. The amounts presented under US GAAP for 1999 are those of AmBev and, accordingly, include the effects of Brahma's purchase of Antarctica and results in the earnings of Antarctica for the six- month period ended December 31, 1999 ((d) below).

     A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(a)  SUPPLEMENTARY INFLATION RESTATEMENT IN 1996 AND 1997 FOR U.S. GAAP

     Corporate law discontinued inflation accounting effective January 1, 1996. Prior to that date, Corporate law statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated `Permanent assets') and shareholders' equity, which reported the net charge or credit in the statement of operations. However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying a general price index (the INDICE GERAL DE PRECOS - MERCADO, or IGP-M) to permanent assets and shareholders' equity. The IGP- M index increased by 9.2% in 1996 and 7.7% in 1997.

     Shareholders' equity under U.S. GAAP was increased by R$ 130,628, R$ 156,837 and R$ 187,998 respectively, at December 31, 2001, 2000 and 1999 due to the additional inflation restatement adjustments. These amounts generate differences in depreciation charges.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  PROPERTY, PLANT AND EQUIPMENT

     (i)    Capitalized interest

     Under Corporate law, prior to January 1, 1997 there was no accounting standard requiring capitalization of interest as part of the cost of the related assets. Under US GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets.

     For purposes of the reconciliation, additional capitalized interest, net of amortization effects was recorded, amounting to R$ 10,468 in 2001, R$ 12,871 in 2000 and R$ 15,273 in 1999.

     (ii)   Impairment

     Under Corporate law, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to assure the asset becomes fully depreciated at the estimated date of substitution.

     Under US GAAP, SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of", requires companies periodically to evaluate the carrying value of long-lived assets, including goodwill, to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

     No differences from impairment provisioning criteria were recorded for the years presented.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(c)  DEFERRED CHARGES

     Corporate law permits deferral of acquisition and implementation of software, payments made to former distributors and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

     For US GAAP reconciliation purposes, amounts deferred related to pre-operating expenses incurred in the construction or expansion of a new facility do not meet the conditions established for deferral and accordingly have been charged to income. Amounts related to software costs and payments made to former distributors (accumulated balances:
     2001- R$ 110,048 ; 2000 - R$ 108,669) were transferred either to intangible assets or to property, plant and equipment.

     For purposes of the reconciliation, additional deferred charges were recognized under US GAAP, net of amortization effects, totaling R$ 192,852 in 2001, R$ 192,469 in 2000 and R$ 58,340 in 1999.

(d)  BUSINESS COMBINATIONS

     Under Corporate law, goodwill arises from the difference between the amount paid and the Corporate law book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Corporate law when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

     Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, in accordance with US practices applicable to each specific transaction. The differences in relation to Corporate law arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares issued, and the effects of future amortization resulting from different lives as a consequence of the allocation of the excess purchase price.

     For Corporate law purposes, the net balance of goodwill at December 31, 2001 is R$ 782,363 (2000 - R$ 764,700), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2001 is R$164,789 (2000 - R$149,946).

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     For US GAAP purposes, the net balance of goodwill at December 31, 2001 is R$ 147,975 (2000 - R$ 109,319) which is being amortized to income over a period of 10 to 40 years.

     The following significant business combinations have generated differences in accounting between Corporate law and US GAAP:

                                                                                               AS AT AND FOR THE YEARS ENDED
                                                                                                                DECEMBER 31,
                                                                                 -------------------------------------------

                                                                                           2001          2000           1999
                                                                                 -------------- ------------- --------------
                                                                                          AmBev         AmBev         BRAHMA
                                                                                 -------------- ------------- --------------
DIFFERENCES IN NET INCOME
-    The Antarctica transaction (difference in consideration)
     -  Amortization of goodwill                                                         80,915        63,789
     -  Depreciation of US GAAP excess purchase price                                    19,138        13,288
     -  Amortization of US GAAP intangibles                                             (14,996)      (10,148)
     -  Disposal of intangibles and excess purchase price
         related to Bavaria transaction (Note 11(b))                                                  (43,076)
     -  Other                                                                                         (57,477)
                                                                                 -------------- -------------

                                                                                         85,057       (33,624)

-    Roll up of Brahma minority shareholders                                                          293,457
-    IBANN transaction                                                                  (18,269)
-    Other acquisitions                                                                  10,883         2,247          1,722
                                                                                 -------------- ------------- --------------

    Business combinations adjustments (Note 18.2 (a))                                    77,671       262,080          1,722
                                                                                 ============== ============= ==============

DIFFERENCES ON SHAREHOLDERS' EQUITY
-    The Antarctica transaction
     -  Goodwill                                                                       (609,742)     (690,657)
     -  Excess purchase price under US GAAP                                            (178,407)     (197,545)
     -  Intangibles under US GAAP                                                       332,421       347,417
                                                                                 -------------- -------------

                                                                                       (455,728)     (540,785)

-    Roll up of Brahma minority shareholders                                            149,946       149,946
-    IBANN transaction                                                                  (29,484)
-    Other acquisitions                                                                  14,985         4,102          1,856
                                                                                 -------------- ------------- --------------

    Business combinations adjustments (Note 18.2 (b))                                  (320,281)     (386,737)         1,856
                                                                                 ============== ============= ==============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (i)    The Antarctica transaction

     Under Corporate law, the transaction was treated as a merger (similar to a pooling-of-interests under US GAAP) whereby the controlling shareholders of Brahma and Antarctica each contributed their shares to Aditus Participacoes S.A.(a dormant company which had no significant assets and simultaneously changed its name to AmBev), at the Brazilian Corporate law book values of their corresponding net assets.

     Under Corporate Law, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination (Note 10). These adjustments totaled R$ 815,557 and resulted in an adjusted book value of the net assets of Antarctica at the date of the combination of R$ 586,881. Subsequent hindsight adjustments in 2000 increased the goodwill to R$ 847,339 (Note 10). This goodwill was attributed to property, plant and equipment (R$ 144,579) and future profitability (R$ 670,978) and will be amortized over the useful lives of the property, plant and equipment and 10 years, respectively.

     Under US GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, "Business Combinations," in which Brahma was the accounting acquirer. An acquisition date as defined by APB No.16 for US GAAP purposes was not obtained until April 7, 2000, the date that the antitrust authority approved the Controlling Shareholders' Contribution and the interim restrictions ceased to apply, allowing the two companies to proceed with their integration. For the same reasons, AmBev did not have a controlling financial interest in Antarctica as defined by SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries" until April 7, 2000. Although we did exercise significant influence over Antarctica, we believed that the restrictions in place through April 7, 2000 were sufficient to preclude consolidation. However, because we exercised significant influence over Antarctica, under US GAAP we accounted for our 100% interest in Antarctica under the equity method for the period between July 1, 1999 and March 31, 2000 ((v.i) below).

     Differences arise in 1999 between the effect on net income and shareholders' equity in the Brazilian Corporate law consolidation and the information presented under US GAAP on the equity basis of accounting due to the purchase accounting adjustments.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The excess purchase consideration over the historical US GAAP book value of the net assets acquired and liabilities assumed was as follows:

                                                                                        JULY 1,1999
                                                                                     --------------
     Purchase consideration (represented by the market value of Brahma shares
        equivalent to the AmBev's shares issued)                                            501,915
     Less: Antarctica's shareholders' equity under US GAAP                                  (91,193)
                                                                                     --------------

     Excess purchase consideration                                                          410,722
                                                                                     ==============

     The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets (US$ 130,126) and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of 10 years, the fair value allocated to trademarks is being depreciated over 40 years, the distributors network over 30 years and the software over 5 years.

     The tax basis of Antarctica's net assets at the date of acquisition was equivalent to its shareholders' equity under Corporate law (Note 10 (a)). The adjustments arising from the harmonization of accounting principles and practices used by Antarctica with those adopted by the Company and by Brahma resulted in part of the tax basis being denominated as goodwill. The realization of this goodwill for tax deductibility purposes is dependent on future restructuring of the net assets and other tax planning measures. Accordingly, the tax effect of the difference between the assigned asset values and the tax bases of the assets and liabilities recognized in the business combination was not considered as a deferred tax asset. Effectively, a valuation allowance of R$ 279,622 was imputed against the tax assets at the date of the combination and which at December 31, 2001 totals R$ 262,907 (2000 - R$ 269,686). Non-recognition of this tax asset, the realization of which is contingent upon future action and then current regulations, permitted part of the excess purchase price to be allocated to intangible assets for like amounts.

     (ii)   Roll up of Brahma minorities

     At Brahma's Extraordinary Shareholders' meeting on September 14, 2000, Brahma's common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled-up) into shares of the same type and class of AmBev.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The reintegration of the Brahma shareholders, who exchanged their shares for AmBev shares, occurred on September 14, 2000. Under Corporate law, once the share exchange occurred, the share of the results of operations which, until the roll-up, had been recorded as minority interests were from that time onwards recorded as part of AmBev's results of operations and shareholders' equity. Under US GAAP, the share of results was allocated to AmBev retrospectively to January 1, 2000.

     For purposes of the US GAAP reconciliation, additional net income of R$ 293,457 was recognized under US GAAP in the year ended December 31, 2000. The adjustment of R$ 149,946 to shareholders' equity relates to the reversal of the negative goodwill under the Corporate law (Note 10).

     (iii)  IBANN transaction

     Under Corporate law, a capital gain of R$ 18,269 was recorded in income to reflect the difference between the net book value of assets pertaining to minority shareholders acquired and the appraised book value which had occurred three months earlier. This amount was reversed for US GAAP purposes. An additional adjustment of R$ 11,215 is made to shareholders' equity for the consideration paid under US GAAP.

     (iv)   Other acquisitions

     A number of acquisitions in prior years were treated differently under Corporate law compared to US GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting.

     For purposes of the US GAAP reconciliation, additional credits of R$ 7,527 were recognized in net income under US GAAP in the year ended December 31, 2001 (2000- R$ 2,247; 1999 - R$1,722).

     (v)    The sale of the Bavaria brand

     The difference between the Corporate law basis and the US GAAP basis of the assets included in the Bavaria transaction sale resulted in a difference in the determination of the gain / loss on disposition.

     The results of the sale under US GAAP generated an additional charge of R$ 43,076.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (vi) Equity in the losses of Antarctica for the six-month period ended December 31, 1999

     Under US GAAP, AmBev's consolidated financial information reflects our interest in Antarctica and the related purchase accounting adjustments associated with the purchase of Antarctica as of July 1, 1999. Antarctica was accounted for as 100% equity investment until the completion of the CADE review in April 2000. Thereafter, Antarctica has been fully consolidated and became CBB as of April 1, 2001. Under US GAAP, in AmBev, we recognized losses from this equity investment in the six months ended December 31, 1999 of R$ 451,433 and in the three months prior to the CADE approval and consolidation on April 1, 2000 of R$ 80,667 (equivalent amount under Corporate law amounted to R$ 86,412).

(e)  CONSOLIDATION OF FAHZ

     The FAHZ is a legally distinct entity for the purposes of Brazilian Corporate law. Under Corporate law, AmBev does not consolidate the assets and liabilities of the FAHZ within its financial statements. This was consistent with the accounting treatment adopted for The BWF in the financial statements of the predecessor company, Brahma. On October 27, 2000, our employee benefit programs were restructured, the FAHZ was legally merged with the Brahma Welfare, and the latter ceased to exist. The FAHZ, the successor welfare foundations is also one of the three controlling shareholders of AmBev under a shareholders agreement.

     Under Corporate law, as from December 31, 2001, AmBev accounts for benefit obligations in accordance with NPC Standard No. 26, which applies to all benefits provided to retirees, including those in relation to the FAHZ. At December 31, 2001, AmBev recorded the accumulated obligation for the actuarial liability representing the contributions fund to the FAHZ of R$ 77,250 (Note 16 (d)). Prior to the implementation of NPC Standard No. 26, AmBev, Brahma and Antarctica expensed all pension and post-retirement contributions, including those made to the FAHZ, on a monthly accrual basis. Under US GAAP, from October 27, 2000, the fair value of the net assets, excluding the actuarial liability, detailed below, held by the FAHZ (and by its predecessor, the BWF) and its operating expenses from that date, were consolidated in our US GAAP consolidated balance sheet and statement of operations. The contribution expense recorded by AmBev in the year ended December 31, 2001 for amounts paid to FAHZ is eliminated on consolidation.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     We concluded that in substance AmBev exerted significant influence over our shareholder FAHZ, for the following principal reasons: (i) the assets of the FAHZ are not independently controlled outside the environment of AmBev controlling shareholders; (ii) the assets of FAHZ are substantially for the benefit of the employees of AmBev, although FAHZ is permitted to make payments on behalf of third parties, in practice few such donations are made; (iii) the council of trustees is self-appointed and draws on AmBev officers and employees; (iv) FAHZ is party to the shareholder agreement (on the combination of Brahma and Antarctica) providing it with the right to appoint four out of the eight directors of AmBev; (v) the former Brahma shareholders are entitled to appoint two of the seven directors of the FAHZ; (vi) currently five directors of AmBev are the same as five directors of the FAHZ; (vii) AmBev controlling shareholders are able to significantly influence the investment decisions of the FAHZ; and (viii) the statutes of AmBev permits contributions to be made up to 10% of their net income to FAHZ.

     Additionally, we consider that, under SEC guidance in Topic D-14, the FAHZ is a special purpose entity, as the activities are performed virtually exclusively on AmBev's behalf, AmBev makes the majority of the capital investment in the FAHZ, and the risks and rewards of the assets lie directly with AmBev, as it is this vehicle which provides benefits to AmBev's current and former employees.

     As the assets of the FAHZ are not segregated and restricted between active and retired employees, they are not considered to be plan assets as defined by SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions", and therefore consolidated on a gross basis rather than offsetting AmBev's post-retirement liability. The cash and cash equivalents of the FAHZ are presented as restricted assets in the condensed consolidated US GAAP balance sheet. A substantial part of the assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

     Prior to the Antarctica Combination, the FAHZ owned 88.1% of the voting shares of Antarctica and 87.9% of the total shares of Antarctica. After the combination was concluded, the FAHZ owned 14.4% of the voting shares and 6.6% of the total shares of AmBev. Following the merger of the BWF into the FAHZ, the latter's ownership in AmBev increased to 22.7% of the voting shares and 10.6% of the total shares of AmBev.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The consolidated net assets and results of operations of the FAHZ as at and for the years ended December 31, 2001 and 2000 were:

                                                                                              2001             2000
                                                                                    --------------    -------------
     Current assets
       Restricted cash                                                                     131,312           67,757
       Others                                                                               22,880           12,509
     Property and equipment                                                                 49,093           46,759
     Others assets                                                                           1,135            1,347
     Current liabilities                                                                    (2,600)          (4,290)
     Non-current liabilities                                                                (8,868)          (6,236)
                                                                                    --------------    -------------

     Net assets                                                                            192,952          117,846
                                                                                    ==============    =============

     Operating expenses                                                                    (15,372)          (6,992)
                                                                                    ==============    =============
     Operating income (loss)                                                                (9,871)          (5,834)
                                                                                    ==============    =============
     Net income (loss)                                                                      81,442           (5,834)
                                                                                    ==============    =============

(f)  RECOGNITION OF COSTS INCURRED BY SHAREHOLDER ON BEHALF OF AmBev

     Under US GAAP, pursuant to SEC Staff Accounting Bulletin ("SAB") Topic 5-T, AmBev has recognized in its own operating expenses the costs incurred by the FAHZ on its behalf in respect of the provision of educational and social assistance to current employees of Antarctica and in respect of current employees of the FAHZ involved directly in the provision of assistance to Antarctica employees. An offsetting credit to shareholders' equity, representing a contribution to capital by the FAHZ, has been recognized for an amount equal to this expense. Amounts paid as employee benefits by the FAHZ to former employees and their beneficiaries and covered dependents are recognized as a reduction of the corresponding actuarial liability. A credit to shareholders' equity, representing a contribution to capital by the FAHZ, has also been recognized for an amount equal to the post retirement benefits paid by the FAHZ to such employees.

     No such concept exists under Corporate law.

     For purposes of the reconciliation, additional charges were recognized under US GAAP of R$22,193 in 2000.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(g)  PENSION AND OTHER POST-RETIREMENT BENEFITS

     In determining the pension and other post-retirement benefit obligations for Corporate law purposes, NPC No. 26 is effective for financial statements ended December 31, 2001. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO") at that date was fully recognized as a direct credit to retained earnings.

     Under US GAAP, SFAS No. 87 ,"Employer's Accounting for Pensions," and SFAS No. 106 are effective for fiscal years beginning after 1988 and 1992, respectively. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the ("PBO") and the effects of amendments, settlements and other events, have been recognized in accordance with these standards and therefore results in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation.

     Furthermore, under Corporate law, the Company does not consider the liability related to medical, dental, educational and social assistance provided by the FAHZ, as they are considered legally separate entities. Under US GAAP those liabilities are consolidated and included as post retirement benefits. The FAHZ provides such benefits to current and retired employees of AmBev and their beneficiaries and covered dependents approximately 40,000 beneficiaries and dependents at December 31, 2001 and 30,180 at December 31, 2000). Additionally, contributions made by the Company (up to 10% of Corporate law net income) to support the FAHZ were accounted for as an expense or as part of the transitional obligation in Corporate law, whereas they were eliminated on the consolidation for US GAAP purposes.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheet and statement of operations as at and for the years ended December 31, 2001 and 2000 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, "Employer's Disclosures about Pensions and other "Post-retirement Benefits," are as follows:

                                                                           PENSION BENEFITS      BENEFITS OTHER THAN PENSION
                                                               ----------------------------    -----------------------------

                                                                       2001            2000            2001             2000
                                                               ------------   -------------    ------------   --------------
     CHANGE IN BENEFIT OBLIGATION

     Net projected benefit obligation at
      beginning of year                                             237,665         166,049         185,604           55,002
     Service cost                                                     3,138           4,831
     Interest cost                                                   18,489          15,605          14,576           23,840
     Plan amendments                                                                 44,684
     Actuarial gain/loss                                             35,021          10,417          24,416         (127,747)
     Consolidation of Antarctica                                                     32,708                          251,323
     Curtailments                                                                    (9,711)
     Settlements                                                                    (10,885)
     Gross benefits paid                                            (21,526)        (16,033)        (13,594)         (16,814)
                                                               ------------   -------------    ------------   --------------

     Net projected benefit obligation at
      end of year                                                   272,787         237,665         211,002          185,604
                                                               ============   =============    ============   ==============
     CHANGE IN PLAN ASSETS

     Fair value of plan assets
      at beginning of year                                          276,589         268,835
     Actual return on plan assets                                    32,973          32,291
     Employer contributions                                           4,490             571
     Employee contributions                                           1,053           1,810
     Settlements                                                                    (10,885)
     Gross benefits paid                                            (21,526)        (16,033)
                                                              -------------   -------------
     Fair value of plan assets at
       end of year                                                  293,579         276,589
                                                               ============   =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                           PENSION BENEFITS      BENEFITS OTHER THAN PENSION
                                                               ----------------------------    -----------------------------

                                                                       2001            2000            2001             2000
                                                               ------------   -------------    ------------   --------------
     Funded status at end of year                                    20,792          38,924        (211,002)        (185,604)
     Unrecognized net
      actuarial (gain)loss                                          (21,979)        (48,299)         59,759           36,474
     Unrecognized prior service cost                                 39,779          44,684
     Unrecognized net transition
      obligation (asset)                                              1,065           1,503          17,605           19,098
                                                               ------------   -------------    ------------   --------------
     Net amount recognized
      at end of year (US GAAP)                                       39,657          36,812        (133,638)        (130,032)
                                                               ============   =============    ============   ==============

     Current position                                                                                (9,839)         (12,820)
     Long-term position                                              39,657          36,812        (123,799)        (117,212)

     Included within the fair value of the AmBev Pension Fund's plan assets as of December 31, 2001 are 9,595 thousand of our preferred shares and 88,665 thousand of our common shares with a total fair value in 2001 of R$ 42,516(2000 - R$ 46,182).

                                                                           PENSION BENEFITS      BENEFITS OTHER THAN PENSION
                                                               ----------------------------    -----------------------------

     WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31                    2001            2000            2001             2000
                                                               ------------   -------------    ------------   --------------
     Discount rate                                                     8.12%           8.12%           8.12%            8.12%
     Expected return on plan assets                                    8.12%           8.12%           8.12%            8.12%
     Rate of compensation increase                                     5.10%           5.10%
     Health care cost trend on covered charges                                                         7.10%            7.10%

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     The charge in the statement of operations is comprised as follows:

                                                                     PENSION BENEFITS                BENEFITS OTHER THAN PENSION
                                           ------------------------------------------   ----------------------------------------
                                                   2001           2000           1999           2001          2000          1999
                                           ------------   ------------   ------------   ------------   -----------   -----------
     COMPONENTS OF NET PERIODIC
      BENEFIT COST
     Service cost                                 3,138          4,831          7,044                        1,599
     Interest cost                               18,489         15,605         12,714         14,576        23,840         4,015
     Expected return on assets                  (21,866)       (21,501)       (18,789)
     Amortization of:
      Transition obligation (asset)                 578            713            713          1,056         1,056         1,056
      Prior service cost                          4,905
      Actuarial (gain) loss                      (2,555)        (5,053)        (4,707)         1,569         1,406         1,335
     Employee contributions                      (1,193)        (3,241)        (5,029)
                                           ------------   ------------   ------------   ------------   -----------   -----------

     Total net periodic benefit cost/
     (benefit) (US GAAP)                          1,496         (8,646)        (8,054)        17,201        27,901         6,406
                                           ============   ============   ============   ============   ===========   ===========

     Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

                                                        ONE-PERCENTAGE-POINT INCREASE              ONE-PERCENTAGE-POINT DECREASE
                                           ------------------------------------------   ----------------------------------------
                                                   2001           2000           1999           2001          2000          1999
                                           ------------   ------------   ------------   ------------   -----------   -----------
     SENSITIVITY OF RETIREE WELFARE RESULTS
     On total service and interest cost
      components                                   (729)          (575)          (467)          (611)         (496)         (402)
     On post-retirement benefit
      obligation                                 (8,975)        (7,081)        (5,758)        (7,256)       (6,110)       (4,949)

     For purposes of the reconciliation, additional liability related to other post retirement benefits was recognized, under US GAAP, of R$ 21,093 in 2001, R$ 130,331 in 2000 and R$ 12,044 in 1999.

     Regarding pension costs, under US GAAP we recognized an additional asset of R$ 18,865 in 2001, R$ 37,965 in 2000 and R$ 39,498 in 1999.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(h)  EARNINGS PER SHARE

     Under Corporate law, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred shareholders are entitled on distributed earnings is not allocated on calculating EPS under Corporate law.

     Under US GAAP, since the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share" which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period.

     The tables below present the determination of net income (loss) available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings (losses) per share for each of the years presented.

     Purchases of shares by the BWF and the consolidation of the FAHZ and the BWF have had the effect of reducing the number of outstanding shares.

     For purposes of computing diluted earnings per share, stock options are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

     All references to the number of preferred and common shares and per share amounts have been restated to give retroactive effect to the stock split (Note 15 (a)(ii)) for all periods presented.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     UNDER US GAAP                                                                                                           AmBev
                                                      ----------------------------------------------------------------------------

                                                                                        2001                                  2000
                                                      -------------------------------------- -------------------------------------

                                                        PREFERRED       COMMON         TOTAL    PREFERRED      COMMON        TOTAL
                                                      -----------  -----------  ------------  -----------  ----------  -----------
     BASIC NUMERATOR
      Actual dividends declared                           166,991       83,494       250,485      113,106      66,912      180,018
      Basic allocated undistributed earnings (losses)     393,073      196,535       589,608      439,311     259,917      699,228
                                                      -----------  -----------  ------------  -----------  ----------  -----------
      Allocated net income (loss) available for
       common and preferred shareholders                  560,064      280,029       840,093      552,417     326,829      879,246
                                                      ===========  ===========  ============  ===========  ==========  ===========

     BASIC DENOMINATOR (IN THOUSAND OF SHARES)
     Weighted average shares - AmBev                   22,762,796   15,886,560    38,649,356   22,175,969  15,971,955   38,147,924
     Weighted average shares held by FAHZ/ BWF           (471,675)  (3,626,607)   (4,098,282)    (256,245) (1,706,632)  (1,962,877
                                                      -----------  -----------  ------------  -----------  ----------  -----------
      Weighted average outstanding shares, net         22,291,121   12,259,953    34,551,074   21,919,724  14,265,323   36,185,047
                                                      ===========  ===========  ============  ===========  ==========  ===========

      Basic earnings (losses) per thousand
       shares - US GAAP (*) - (whole REAIS ) - R$           25.12        22.84                      25.20       22.91
                                                      ===========  ===========                ===========  ==========

     DILUTED NUMERATOR
      Actual dividends declared                           168,064       82,421       250,485      114,668      65,350      180,018
      Diluted allocated undistributed earnings
       (losses)                                           395,601      194,007       589,608      445,396     253,832      699,228
                                                      -----------  -----------  ------------  -----------  ----------  -----------
      Allocated net income (loss) available for
       common and preferred shareholders                  563,665      276,428       840,093      560,064     319,182      879,246
                                                      ===========  ===========  ============  ===========  ==========  ===========
     DILUTED DENOMINATOR
      Stock options                                       435,511                                 784,006
      Warrants                                                                                    386,795     209,948
                                                      -----------  -----------                -----------  ----------

     Diluted weighted average shares (in thousands)    22,726,632   12,259,953    34,986,585   23,090,525  14,475,271   37,565,796
                                                      ===========  ===========  ============  ===========  ==========  ===========

     Diluted earnings (losses) per thousand
      shares - US GAAP (*) - (whole REAIS ) - R$            24.80        22.55                      24.26       22.05
                                                      ===========  ===========                ===========  ==========

     UNDER US GAAP                                                                           AmBev
                                                              ------------------------------------

                                                                                              1999
                                                              ------------------------------------

                                                                PREFERRED      COMMON        TOTAL
                                                              -----------  ----------  -----------
     BASIC NUMERATOR
      Actual dividends declared                                   130,410      66,906      197,316
      Basic allocated undistributed earnings (losses)            (241,443)   (129,569)    (371,012)
                                                              -----------  ----------  -----------
      Allocated net income (loss) available for
       common and preferred shareholders                         (111,033)    (62,663)    (173,696)
                                                              ===========  ==========  ===========

     BASIC DENOMINATOR (IN THOUSAND OF SHARES)
     Weighted average shares - AmBev                           21,344,617  13,273,064   34,617,681
     Weighted average shares held by FAHZ/BWF                    (171,052) (1,323,697)  (1,494,749)
                                                              -----------  ----------  -----------

      Weighted average outstanding shares, net                 21,173,565  11,949,367   33,122,932
                                                              ===========  ==========  ===========

      Basic earnings (losses) per thousand
       shares - US GAAP (*) - (whole REAIS) - R$                    (5.24)      (5.24)
                                                              ===========  ==========

     DILUTED NUMERATOR
      Actual dividends declared                                   131,919      65,397      197,316
      Diluted allocated undistributed earnings
       (losses)                                                  (244,320)   (126,692)    (371,012)
                                                              -----------  ----------  -----------
      Allocated net income (loss) available for
       common and preferred shareholders                         (112,401)    (61,295)    (173,696)
                                                              ===========  ==========  ===========

     DILUTED DENOMINATOR
      Stock options                                               737,065
      Warrants                                                    473,515     257,025
                                                              -----------  ----------

      Diluted weighted average shares (in thousands)           22,384,145  12,206,392   34,590,537
                                                              ===========  ==========  ===========

      Diluted earnings (losses) per thousand
       shares - US GAAP (*) - (whole REAIS) - R$                    (5.02)      (5.02)
                                                              ===========  ==========

     (*) Preferred shareholders are entitled to receive per share dividends of at least 10% greater than the per share dividends paid to common shareholders. Undistributed earnings, therefore, have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weighted average number of shares outstanding during the period to total shares (allocation percentage). Common and preferred shareholders share equally in undistributed losses.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(i)  COMPREHENSIVE INCOME

     Under Corporate law, the concept of comprehensive income is not recognized.

     Under US GAAP, SFAS No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the only component of the comprehensive income is the adjustment related to the gains and losses arising on the translation to REAIS of the financial statements of foreign subsidiaries upon consolidation. Under Corporate law, these gains and losses are recorded directly in AmBev's statements of operations.

                                                                      YEAR ENDED DECEMBER 31
                                                --------------------------------------------

                                                        2001            2000            1999
                                                ------------    ------------    ------------
     Net income (loss)                               840,093         879,246        (173,696)
     Foreign exchange gain/(loss) from
       translation of foreign subsidiaries            35,001          12,557          57,265
                                                ------------    ------------    ------------

     Comprehensive income (loss)                     875,094         891,803        (116,431)
                                                ============    ============    ============

(j)  INCOME TAXES

     Under Corporate law, the Company fully accrues for deferred income taxes on temporary differences between the Corporate law and tax records. Deferred tax assets must be recognized if it is probable that sufficient taxable profit will be available against which the temporary differences can be utilized.

     Under US GAAP, a deferred tax asset is recognized in full, but is then reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     We use different tax rates to calculate deferred taxes for Corporate law and US GAAP. In Brazil, the tax law is sometimes significantly altered by provisional measures ("MEDIDAS PROVISORIAS") announced by Presidential decree. These measures remained in force for 30 days and expired automatically if they were not extended for an additional period. When calculating the effect of tax changes or other changes on deferred income taxes in Brazil, the provisional measures are substantively considered as enacted law. US GAAP only allows for enacted tax rates in determining deferred taxes; however, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. As from October 2001, as a result of a change in law approved by the Brazilian Congress, pre-existing provisional measures no longer expire and have been treated as enacted for deferred tax calculation purposes. Therefore, no differences between Corporate law and US GAAP remain in this regard.

     For purposes of the reconciliation, additional charges were recognized in the income statement under US GAAP of R$ 19,720 in 2000 and R$ 7,280 in 1999.

(k)  PROVISION FOR DIVIDENDS AND NOTIONAL INTEREST ATTRIBUTABLE TO OWN CAPITAL

     Under Corporate law, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Corporate law, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity.

     Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

     For purposes of the reconciliation, the December 31, 2001 provision of R$ 52,000 for proposed dividends was reversed under US GAAP.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(l)  STOCK OWNERSHIP PLANS

     Under Corporate law, stock options granted do not result in any expense being recorded. As the options are exercised, the purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

     Under US GAAP, in accordance with APB 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", the employee stock option is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the option price to employees. Since the ultimate option price is not known until the date of exercise (Note 15 (g)), the plan is considered a variable plan. In a variable plan, compensation cost is measured at each year-end between the grant date and the measurement date, based upon incremental changes in the market value of the company's stock. Compensation cost is calculated at the end of each year using the expected number of options or awards outstanding. These options or awards are multiplied by the year-end market price less the employees' expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period.

     In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented under the fair value method of accounting. Under this method, fair value is determined using an option-pricing model (Black-Scholes) which takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the option.

     For purposes of the reconciliation, additional charges were recognized under US GAAP of R$ 10,021 in 2001, R$ 8,354 in 2000 and R$ 7,798 in 1999.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(m)  ADVANCES TO EMPLOYEES FOR PURCHASE OF SHARES

     Under Corporate law, we finance employees and directors, to purchase shares in accordance with the stock ownership plan. These advances are recorded as an asset and the interest accrued credited to income.

     Under US GAAP, the loan is reported as a deduction from shareholders' equity.

     For purposes of the reconciliation, shareholders' equity is reduced under US GAAP by R$ 215,248 in 2001, R$ 165,151 in 2000 and R$ 89,038 in 1999.

(n)  ITEMS POSTED DIRECTLY TO SHAREHOLDERS' EQUITY ACCOUNTS - TAX INCENTIVES

     Under the Corporate law, tax incentives received by the parent company are posted directly to shareholders' equity. Under U.S. GAAP, such items would be posted to the statement of operations.

     For purposes of the reconciliation, a credit was recognized under US GAAP of R$ 24,554 in 1999.

(o)  CONSOLIDATION OF HOHNECK AND AmBev STAND ALONE

     In addition to Brahma and Antarctica, under U.S. GAAP, Ambev had one further subsidiary at December 31, 1999, Hohneck, which in addition to Ambev's own net assets held in the parent company were adjusted in the reconciliation.

(p)  CLASSIFICATION OF STATEMENT OF OPERATIONS LINE ITEMS

     Under Corporate law, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. We have recast our statement of operations under the Corporate law to present a condensed statement of operations in accordance with US GAAP (Note 18(b)). The reclassifications are summarized as follows:

     (i) interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with the Corporate law. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with US GAAP;

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (ii) under the Corporate law, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;

     (iii) the net income (loss) differences between the Corporate law and US GAAP (Note 18.2), were incorporated in the statement of operations in accordance with US GAAP;

     (iv) employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Corporate law. Such amounts have been reclassified to operating expenses in the condensed consolidated income statement in accordance with US GAAP;

     (v) under Corporate law, certain credits arising from sales tax are recorded in operating income. Under US GAAP these are adjusted against net sales, as a Sales tax deduction;

     (vi) under Corporate law, jointly controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses are combined on a line-by line basis with similar items in the Company's financial statements. Under US GAAP, jointly controlled entities are recorded under the equity method. The prorated accounts of our jointly controlled investees have not been combined in the condensed consolidated US GAAP balance sheet and statements of operations

     (vii) under Corporate law, shipping and handling costs, representing R$ 194,928, R$ 138,444 and R$ 91,200, respectively for the years ended December 31, 2001, 2000, and 1999, are expensed as incurred and classified as selling expenses in the income statement. Under US GAAP, accordingly to the requirements of the Emerging Issues Task Force (`EITF") Issue No. 00-10, these expenses were reclassified to cost of sales;

     (viii) in order to obtain more prominent and accessible shelf space for the consumer, AmBev pays distributors and retailers to place our products in premium positions. The Company also pays bonuses and give discounts to increase sales, normally processed in the form of cash payments or additional products. Under Corporate law, these costs are classified as selling and marketing expenses. Under US GAAP, accordingly to the EITF 01-09 these costs are reclassified reducing net revenues; and

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     (ix) under Corporate law, in 2000, the results of Antarctica were consolidated, line by line, for the whole year while under US GAAP, the consolidation became effective only as from April 1. Up to that date, under US GAAP, the results of Antarctica were recognized as an equity pick-up.

     (x) Under Corporate law, gains and losses on the disposal of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal of permanent assets are classified as an adjustment to operating income.

(q)  CLASSIFICATION OF BALANCE SHEET LINE ITEMS

     Under Corporate law, the classification of certain balance sheet items is presented differently from US GAAP. We have recast our consolidated balance sheet under the Corporate law to present a condensed consolidated balance sheet in accordance with US GAAP (Note 18(a)). The reclassifications are summarized as follows:

     (i) under US GAAP certain deferred charges were reclassified to property, plant and equipment and intangible assets, accordingly to their nature.

     (ii) under Corporate law, deferred income taxes are not netted and assets separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference;

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

18.2 RECONCILIATION OF THE DIFFERENCES BETWEEN CORPORATE LAW AND US GAAP

(a)  NET INCOME

                                                                                                         YEARS ENDED DECEMBER 31,
                                                                                    ---------------------------------------------

                                                                             Ref            2001            2000             1999
                                                                                    ------------    ------------    -------------
                                                                            NOTE
                                                                            18.1                       SUCCESSOR      PREDECESSOR
                                                                                    ----------------------------    -------------
    NET INCOME UNDER CORPORATE LAW- AmBev/ BRAHMA                                        784,568         470,182          322,295

      Depreciation of additional indexation of permanent assets              (a)         (22,649)        (32,758)         (37,048)
        from 1995 to 1997
      Capitalized interest, net of amortization                              (b)          (2,403)         (2,403)          (2,403)
      Deferred charges, net of amortization                                  (c)            (384)         57,075           34,930
      Business combination adjustments                                       (d)          77,671         262,080            1,722
      Consolidation of welfare foundations (FAHZ/BWF)                        (e)          45,194          (5,834)         (11,501)
      Pension plan                                                           (g)           2,845          31,652           26,121
      Other post-retirement benefits                                         (g)          (3,606)        133,736           (3,989)
      Foreign exchange gain/loss from translation of foreign                 (i)         (35,001)        (12,557)         (57,265)
        subsidiaries
      Compensation expense from stock options                                (l)         (10,021)         (8,354)          (7,798)
      Tax incentives                                                         (n)                                           24,554
      Deferred income tax rates not enacted                                  (j)          27,000         (19,720)          (7,280)
      Minority interest on adjustments above                                                (967)        (57,388)            (653)
      Deferred income tax on adjustments above                                           (22,154)         79,983           (3,948)
                                                                                                                    -------------

    NET INCOME UNDER US GAAP - BRAHMA (1999)                                                                              277,737
                                                                                                                    -------------

      FAHZ expenses pushed-down                                              (f)                         (22,193)
      Equity in losses of Antarctica under US GAAP - six months              (d)
       to December 31, 1999; three months to March 31, 2000                                              (80,667)        (451,433)
      Losses of Antarctica consolidated in AmBev under
       Corporate law three-months to March 31, 2000                          (d)                          86,412

                                                                                     -----------    ------------    -------------
    NET INCOME (LOSS) UNDER US GAAP - AmBev (2001/2000/1999)                             840,093         879,246         (173,696)
                                                                                    ============    ============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  SHAREHOLDERS' EQUITY

                                                                                                         YEARS ENDED DECEMBER 31,
                                                                                    ---------------------------------------------

                                                                             Ref            2001            2000             1999
                                                                                    ------------    ------------    -------------
                                                                            NOTE           AmBev           AmBev           BRAHMA
                                                                            18.1
     SHAREHOLDERS' EQUITY UNDER CORPORATE LAW - AmBev/ BRAHMA                          3,363,437       3,076,945        1,606,375

       Additional indexation of permanent assets from 1995 to 1997, net      (a)         148,990         171,640          204,398
       Capitalized interest, net of amortization                             (b)          10,468          12,871           15,273
       Reversal of deferred charges, net of amortization                     (c)        (192,852)       (192,469)         (58,340)
       Business combination adjustments                                      (d)        (320,281)       (386,737)           1,856
       Consolidation of welfare foundations                                  (e)         213,286         136,064           35,109
       Pension plan                                                          (g)          18,865          36,812           37,868
       Other post retirement benefits                                        (g)         (21,093)       (130,032)         (12,445)
       Reversal of dividends not yet declared                                (k)          52,000
       Advances to employees for purchase of shares                          (m)        (215,248)       (165,151)         (89,038)
       Minority interest on adjustments above                                             (2,770)         (1,803)          (7,512)
       Deferred income tax rate not enacted                                  (j)                         (27,000)          (7,280)
       Deferred income tax on adjustments                                               (214,929)       (152,980)         (71,348)
                                                                                                                    -------------

     SHAREHOLDERS' EQUITY UNDER US GAAP - BRAHMA (1999)                                                                 1,654,916
                                                                                                                    -------------

       Equity in losses of Antarctica - six months                           (b)                                           43,798
       Consolidation of Hohneck a subsidiary of AmBev                        (o)                                          (73,828)
       Consolidation of the net assets of the parent                         (o)                                            3,799
       company, AmBev
                                                                                    ------------    ------------    -------------
     SHAREHOLDERS' EQUITY UNDER US GAAP- AmBev (2001/ 2000/ 1999)                      2,839,873       2,378,160        1,628,685
                                                                                    ============    ============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

18.3 US GAAP SUPPLEMENTARY INFORMATION

(a)  PROPERTY, PLANT AND EQUIPMENT

                                                                                                            2001             2000
                                                                                                    ------------    -------------
     Property, plant and equipment                                                                     6,589,637        7,010,975
     Accumulated depreciation                                                                         (3,473,485)      (3,560,889)
                                                                                                    ------------    -------------

     Property, plant and equipment, net                                                                3,116,152        3,450,086
                                                                                                    ============    =============

     Total assets                                                                                     10,195,864        7,742,997
                                                                                                    ============    =============

(b)  RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142. SFAS No. 141 is effective for combinations initiated after June 30, 2001 and requires the use of the purchase method in accounting for business combinations. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and requires companies to test all goodwill and indefinite-lived intangible assets for impairment and to cease amortization of such assets. We intend to adopt SFAS No. 142 beginning January 1, 2002. In accordance with SFAS No. 142, the Company will perform an evaluation of its intangibles in the financial statement prepared at time of adoption.

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of long-lived Assets", which addresses the accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed Of", but retains SFAS No. 121's fundamental provisions for recognition/ measurement of impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material impact on the Company's financial statements upon adoption.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(c)  PRO FORMA FAIR VALUE EFFECTS OF STOCK OWNERSHIP PLAN

     We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, "Accounting for Stock Based Compensation." Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------
     Net income (loss) - pro forma (US GAAP)                                            822,930          862,176         (198,630)

     Earnings (losses) per thousand shares - pro forma
     (whole REAIS ) - R$
             Basic
                       Preferred                                                          24.61            24.71            (5.79)
                       Common                                                             22.37            22.47            (6.35)
             Diluted
                       Preferred                                                          24.30            23.78            (5.48)
                       Common                                                             22.09            21.62            (6.22)

     These pro forma results are not necessarily indicative of future amounts.

     The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001: dividend yield 1.6% (2000 - 5%; 1999 - 19%), expected volatility 43% (2000 - 49%; 1999 - 48%), risk-free interest rate-nominal terms - 19.1% (2000 - 16.5%, 1999 - 19.0%) and expected lives of three years for all periods.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------

     Fair value of stock options granted in the year
      measured using the Black & Scholes method
           (R$ per thousand shares)                                                      199.62           311.18            68.07
                                                                                 ==============    =============    =============

     Market value of options granted in the year                                         99,760           20,693           44,790
                                                                                 ==============    =============    =============

18.4 US GAAP CONDENSED FINANCIAL INFORMATION

     Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follow:

(a)  CONDENSED BALANCE SHEET UNDER US GAAP

     ASSETS                                                                                                 2001             2000
                                                                                                   -------------    -------------
     Current assets
        Cash and cash equivalents                                                                      2,315,582          555,968
        Restricted cash - FAHZ                                                                           131,312           67,756
        Trading securities                                                                               126,927          452,886
        Trade accounts receivable, net                                                                   792,038          670,190
        Taxes recoverable                                                                                329,446          227,175
        Inventories                                                                                      806,320          590,226
        Deferred income tax                                                                               37,930           19,757
        Prepaid expenses and other                                                                       208,886          146,908
                                                                                                   -------------    -------------

                                                                                                       4,748,441        2,730,866
                                                                                                   -------------    -------------
     Investments
        Investment in affiliates                                                                          97,414           55,032
        Other                                                                                             42,320           39,178
                                                                                                   -------------    -------------

                                                                                                         139,734           94,210
                                                                                                   -------------    -------------

     Goodwill and intangible assets, net                                                                 581,647          278,360
                                                                                                   -------------    -------------
     Property, plant and equipment                                                                     3,116,152        3,450,087
                                                                                                   -------------    -------------

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

     ASSETS                                                                                                 2001             2000
                                                                                                   -------------    -------------
     Other assets
        Receivables from affiliated companies                                                             54,529           89,978
        Prepaid expenses                                                                                  81,285           35,808
        Deferred income tax                                                                              868,507          724,518
        Other taxes recoverable                                                                          177,453           40,571
        Prepaid pension cost                                                                              39,657           36,812
        Restricted deposits for legal proceedings                                                        177,159          100,480
        Tax incentive investments and deposits                                                            54,908           64,393
        Assets held for sale                                                                             117,738           63,736
        Other                                                                                             38,654           33,178
                                                                                                   -------------    -------------

     Total assets                                                                                     10,195,864        7,742,997
                                                                                                   =============    =============

     LIABILITIES AND SHAREHOLDERS' EQUITY                                                                   2001             2000
                                                                                                   -------------    -------------
     Current liabilities
        Suppliers                                                                                        562,568          574,530
        Payroll and related charges                                                                      140,818          115,400
        Taxes on income payable                                                                           67,496           26,436
        Other taxes payable                                                                              592,543          495,401
        Short-term debt and sales tax deferrals                                                        1,405,023          826,098
        Current portion of long-term debt                                                                280,342          381,559
        Interest attributed to shareholders' equity payable                                              106,133          140,906
        Other                                                                                            130,041           98,534
                                                                                                   -------------    -------------

                                                                                                       3,284,964        2,658,864
                                                                                                   -------------    -------------
     Long-term liabilities
        Long-term debt                                                                                 2,610,570          792,189
        Accrued liability for contingencies                                                              653,029          608,088
        Sales tax deferrals                                                                              580,691          603,028
        Post-retirement benefits                                                                         123,799          130,032
        Other                                                                                             14,798           58,357
                                                                                                   -------------    -------------

                                                                                                       3,982,887        2,191,694
                                                                                                   -------------    -------------

     Minority interest                                                                                    88,140          514,280
                                                                                                   -------------    -------------

     Shareholders' equity                                                                              2,839,873        2,378,159
                                                                                                   -------------    -------------

     Total liabilities and shareholders' equity                                                       10,195,864        7,742,997
                                                                                                   =============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

(b)  CONDENSED STATEMENT OF OPERATIONS UNDER US GAAP

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------
     GROSS SALES                                                                     12,865,426       10,379,897        6,696,465
     Value-added and other taxes, discounts and returns                              (6,299,080)      (5,558,416)      (3,513,857)
                                                                                 --------------    -------------    -------------

     NET SALES                                                                        6,566,346        4,821,481        3,182,608

     Cost of sales                                                                   (3,676,001)      (2,717,502)      (1,981,205)
                                                                                 --------------    -------------    -------------

     GROSS PROFIT                                                                     2,890,345        2,103,979        1,201,403

     OPERATING INCOME (EXPENSES)
      Selling and marketing                                                            (837,669)        (680,219)        (472,619)
      General and administrative                                                       (631,748)        (535,236)        (355,330)
      Other operating (expense) income, net                                            (111,895)        (145,143)         (42,927)
                                                                                 --------------    -------------    -------------

     OPERATING INCOME                                                                 1,309,033          743,381          330,527
                                                                                 --------------    -------------    -------------

     NON-OPERATING INCOME (EXPENSES)
      Financial income                                                                  355,247          302,400          707,368
      Financial expenses                                                               (850,483)        (568,320)        (801,608)
      Other non-operating (expense) income, net                                          (5,134)           8,055          (18,485)
                                                                                 --------------    -------------    -------------

     INCOME (LOSS) BEFORE INCOME TAX, EQUITY IN
      AFFILIATES AND MINORITY INTEREST                                                  808,663          485,516          217,802
                                                                                 --------------    -------------    -------------

     INCOME TAX BENEFIT (EXPENSE)
      Current                                                                          (101,914)        (186,758)          68,904
      Deferred                                                                          128,505          655,215          (24,176)
                                                                                 --------------    -------------    -------------

                                                                                         26,591          468,457           44,728
     INCOME BEFORE EQUITY IN AFFILIATES AND MINORITY INTEREST                           835,254          953,973          262,530
                                                                                 --------------    -------------    -------------

      Equity in earnings (losses) of affiliates                                          15,520           41,257            1,978
      Equity in losses of Antarctica (Note 18.1(d)(i))                                                  (80 ,667)        (451,433)
      Minority interest                                                                 (10,681)         (35,318)          13,230
                                                                                 --------------    -------------    -------------

     NET INCOME (LOSS)                                                                  840,093          879,245         (173,695)
                                                                                 ==============    =============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------
     EARNINGS (LOSSES) PER THOUSAND AmBev SHARES
        Basic
           Preferred shares                                                               25.13            25.20            (5.24)
           Common shares                                                                  22.84            22.91            (5.24)
        Diluted
           Preferred shares                                                               24.80            24.26            (5.02)
           Common shares                                                                  22.55            22.05            (5.02)

     WEIGHTED AVERAGE SHARES OF AmBev OUTSTANDING
     (IN THOUSANDS)

        Basic
           Preferred shares                                                          22,291,121       21,919,724       21,173,565
           Common shares                                                             12,259,953       14,265,323       11,949,367
        Diluted
           Preferred shares                                                          22,726,632       23,090,525       22,384,145
           Common shares                                                            12,259, 953       14,475,271       12,206,392

(c)  CONDENSED CHANGES IN SHAREHOLDERS' EQUITY UNDER US GAAP

                                                                                                          YEARS ENDED DECEMBER 31
                                                                                 ------------------------------------------------

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------
     AT BEGINNING OF THE YEAR                                                         2,378,159        1,628,685        1,488,423
        Capital increase                                                                379,039                            15,298
        Treasury shares acquired                                                       (495,250)        (923,289)          (4,486)
        Additional paid-in capital                                                       (1,194)       1,130,712          464,554
        Premium received on sale of options                                               4,866
        Advances for employees to purchase of shares                                    (50,097)         (76,113)         (12,203)
        Return of capital                                                                               (111,838)
        Cancellation of shares                                                                                             (6,019)
        Translation adjustment                                                           35,001           12,557           57,266
        Net income (loss)                                                               840,093          879,245         (173,695)
        Dividends and interest attributed to shareholders' equity declared             (250,744)        (161,800)        (200,453)
                                                                                 --------------    -------------    -------------

     AT END OF THE YEAR                                                               2,839,873        2,378,159        1,628,685
                                                                                 ==============    =============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

19   SEGMENT REPORTING

     Under Corporate law, no separate segment reporting is required.

     Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. AmBev's business is comprised of two main segments: beer and soft drinks, which together accounted for 95% of AmBev's net sales in 2001( 2000 - 98% of net sales in 2000 and 97% net sales in 1999).

     SFAS No. 131 requires that segment data be presented in the US GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance. This information is derived from its statutory accounting records which are maintained in accordance with Corporate law. Certain expenses were not allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on gross sales revenue.

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                            2001             2000             1999
                                                                  --------------    -------------    -------------

                                                                           AmBev            AmBev           BRAHMA
                                                                  --------------    -------------    -------------
     NET SALES
        Beer                                                           5,238,945        4,288,078        2,741,000
        Soft Drinks                                                      967,023          848,754          393,909
        Others                                                           319,617          113,513          113,365
                                                                  --------------    -------------    -------------

                                                                       6,525,585        5,250,345        3,248,274
                                                                  --------------    -------------    -------------
     COST OF SALES
        Beer                                                          (2,475,659)      (2,169,943)      (1,461,346)
        Soft Drinks                                                     (662,728)        (564,310)        (364,038)
        Others                                                          (227,838)        (109,496)         (79,669)
                                                                  --------------    -------------    -------------

                                                                      (3,366,225)      (2,843,749)      (1,905,053)
                                                                  --------------    -------------    -------------
     SELLING AND MARKETING EXPENSES
        Beer                                                            (538,166)        (478,020)        (291,999)
        Soft Drinks                                                     (153,020)         (90,535)         (47,513)
        Others                                                           (16,568)          (9,914)         (11,188)
                                                                  --------------    -------------    -------------

                                                                        (707,754)        (578,469)        (350,700)
                                                                  --------------    -------------    -------------

     DIRECT DISTRIBUTION EXPENSES
        Beer                                                            (362,706)        (242,810)        (164,441)
        Soft Drinks                                                      (92,770)         (87,958)         (56,957)
        Others                                                           (12,351)          (6,234)          (4,138)
                                                                  --------------    -------------    -------------

                                                                        (467,827)        (337,002)        (225,536)
                                                                  --------------    -------------    -------------
     GENERAL AND ADMINISTRATIVE EXPENSES
        Beer                                                            (326,997)        (342,798)        (181,933)
        Soft Drinks                                                      (17,540)         (21,787)         (12,998)
        Others                                                            (6,960)          (8,438)         (12,009)
                                                                  --------------    -------------    -------------

                                                                        (351,497)        (373,023)        (206,940)
                                                                  --------------    -------------    -------------

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------

                                                                                          AmBev            AmBev           BRAHMA
                                                                                 --------------    -------------    -------------
     DEPRECIATION AND AMORTIZATION EXPENSES (*)
        Beer                                                                           (206,398)        (159,266)         (74,999)
        Soft Drinks                                                                     (35,363)         (39,600)         (17,467)
        Others                                                                          (14,731)          (3,422)          (2,942)
                                                                                 --------------    -------------    -------------

                                                                                       (256,492)        (202,288)         (95,408)
                                                                                 --------------    -------------    -------------
     LESS:
        Provisions for legal contingencies                                              (33,907)        (269,154)         (51,203)
        Other operating income, net                                                      47,225            3,917           66,307
        Financial expense, net                                                         (503,115)        (323,989)        (129,308)
        Non-operating income, net                                                       107,332           57,786          (19,876)
        Income tax benefit (expense), net                                               (51,974)         405,413           17,585
        Profit sharing and contributions                                               (157,075)         (53,718)         (39,866)
        Minority interest                                                                   292         (265,887)          14,019
                                                                                 --------------    -------------    -------------

         NET INCOME                                                                     784,568          470,182          322,295
                                                                                 ==============    =============    =============

     (*) relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets

     International sales and operations arise from our subsidiaries in Argentina and Venezuela. Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

                                                                                           2001             2000             1999
                                                                                 --------------    -------------    -------------

                                                                                          AmBev            AmBev           BRAHMA
                                                                                 --------------    -------------    -------------
     TOTAL NET SALES
        Domestic                                                                      6,111,139        4,858,086        2,870,766
        International                                                                   414,446          392,259          377,508
                                                                                 --------------    -------------    -------------

                                                                                      6,525,585        5,250,345        3,248,274
                                                                                 ==============    =============    =============
     TOTAL PROPERTY, PLANT AND EQUIPMENT
        Domestic                                                                      2,686,756        2,791,876        1,507,956
        International                                                                   456,879          412,383          390,624
                                                                                 --------------    -------------    -------------

                                                                                      3,143,635        3,204,259        1,898,580
                                                                                 ==============    =============    =============

     COMPANHIA DE BEBIDAS DAS AMERICAS - AmBev

     NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     AT DECEMBER 31
     EXPRESSED IN THOUSANDS OF REAIS, UNLESS OTHERWISE STATED

                                                                                                            2001             2000
                                                                                                   -------------    -------------

                                                                                                           AmBev            AmBev
                                                                                                   -------------    -------------
     TOTAL SEGMENT ASSETS
        Beer                                                                                           4,162,294        3,667,054
        Soft Drinks                                                                                    1,189,226        1,043,528
        Others                                                                                           594,611          369,622
                                                                                                   -------------    -------------

                                                                                                       5,946,131        5,080,204
                                                                                                   -------------    -------------

     GENERAL CORPORATE ASSETS                                                                          5,082,680        3,559,448
                                                                                                   -------------    -------------

        TOTAL ASSETS                                                                                  11,028,812        8,639,652
                                                                                                   =============    =============

     TOTAL ASSETS BY LOCATION
        Domestic                                                                                      10,208,438        7,976,060
        International                                                                                    820,374          663,592
                                                                                                   -------------    -------------

        TOTAL ASSETS                                                                                  11,028,812        8,639,652
                                                                                                   =============    =============

                                   *    *    *