Form 20-F
period 2002-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2003-06-30
CIK 1113172


                                                          UNITED STATES

                                               SECURITIES AND EXCHANGE COMMISSION

                                                     WASHINGTON, D.C. 20549

                                                            FORM 20-F

                        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
                                                              1934
                                           For the fiscal year ended December 31, 2002
                                                 Commission file number: 1-15194
                                             COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                     (Exact name of Registrant as specified in its charter)


                           American Beverage Company-AmBev                                   Federative Republic of Brazil
                   (Translation of Registrant's name into English)                         (Jurisdiction of incorporation or
                                                                                                     organization)



                                                   _____________________________
                                           Rua Dr Renato Paes de Barros 1017, 4o. andar
                                                04530-001  Sao Paulo, SP, Brazil
                                             (Address of principal executive offices)
                                                   _____________________________
                          Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                 TITLE OF EACH CLASS                                             NAME OF EACH EXCHANGE
                                                                                                  ON WHICH REGISTERED

      American Depositary Shares,                                                            New York Stock Exchange
      evidenced by American Depositary
      Receipts, each representing
      100 Common Shares

      Common Shares, no par value*

      American Depositary Shares,
      evidenced by American Depositary Receipts, each representing 100 Preferred             New York Stock Exchange
      Shares
      Preferred Shares, no par value*

__________________
* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

                   Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


                                 TITLE OF EACH CLASS                                             NAME OF EACH EXCHANGE
                                                                                                 ON WHICH REGISTERED
      $500,000,000 10 1/2% Notes due December                                                Not Applicable
      2011 of Companhia Brasileira de Bebidas
      guaranteed by Companhia de Bebidas das
      AMERICAS - AmBev

      Guaranty of the $500,000,000 10 1/2% Notes                                             Not Applicable
      due December 2011 by Companhia de
      Bebidas das AMERICAS - AmBev

   The number of total outstanding shares of each of the issuer's classes of capital or common stock as of June 16, 2003 was:

                         15,735,878,391 Common Shares
                        22,801,455,371 Preferred Shares

    Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
   1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                    Yes {X}   No {  }   Not Applicable {  }
   Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 {  }  Item 18 {X}

                               TABLE OF CONTENTS

                                                                           PAGE


INTRODUCTION.................................................................i

BACKGROUND ON THE COMPANY....................................................i

ACCOUNTING PERIODS AND PRINCIPLES...........................................iv

CURRENCY TRANSLATION.........................................................v

INDUSTRY DATA...............................................................vi

TRADEMARKS..................................................................vi

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION..................vi

Item 1.     Identity of Directors, Senior Management and Advisers............1

Item 2.     Offer Statistics and Expected Timetable..........................1

Item 3.     Key Information..................................................1

Item 4.     Information on the Company......................................25

Item 5.     Operating and Financial Review and Prospects....................61

Item 6.     Directors, Senior Management and Employees......................95

Item 7.     Major Shareholders and Related Party Transactions..............106

Item 8.     Financial Information..........................................115

Item 9.     The Offer and Listing..........................................121

Item 10.    Additional Information.........................................129

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.....151

Item 12.    Description of Securities Other than Equity Securities.........155

Item 13.    Defaults, Dividend Arrearages and Delinquencies................156

Item 14.    Material Modifications to the Rights of Security Holders and
            Use of Proceeds................................................156

Item 15.    Disclosure Controls and Procedures.............................156

Item 16.    Reserved.......................................................156

Item 17.    Financial Statements...........................................157

Item 18.    Financial Statements...........................................157

Item 19.    Exhibits and Certifications....................................158

Signatures  ...............................................................161

                                 INTRODUCTION

      This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (ADSs) of Companhia de Bebidas das AMERICAS -
AmBev evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares of AmBev and ADSs evidenced by ADRs representing 100 common shares of AmBev and the U.S.$500,000,000 10 1/2% notes due 2011 of Companhia Brasileira de Bebidas (CBB) guaranteed by AmBev (the notes).

      In this annual report, except as otherwise indicated or as the context otherwise requires, the "Company", "AmBev", "we", "us" and "our" refers to Companhia de Bebidas das AMERICAS - AmBev and its subsidiaries.


                           BACKGROUND ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

      Companhia de Bebidas das AMERICAS - AmBev was incorporated as Aditus Participacoes S.A. (Aditus) on September 14, 1998. AmBev is a publicly held corporation, incorporated under the laws of the Federative Republic of Brazil. Prior to July 1, 1999, it had no operations. On July 1, 1999, the controlling shareholders of Companhia Cervejaria Brahma (Brahma) and Companhia Antarctica Paulista Industria Brasileira de Bebidas e Conexos (Antarctica), both Brazilian corporations, contributed all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the controlling shareholders' contribution). AmBev's principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, Sao Paulo, SP, Brazil, Tel.: (55-11) 2122-1200,
e-mail: ir@ambev.com.br.

      AmBev is the successor of Brahma. Brahma was founded in 1888 as Villiger & Cia., and was one of the oldest brewers in Brazil. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

      On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas. This transaction had no effect on AmBev's financial statements as each of the entities was wholly-owned by AmBev. The transaction permitted AmBev to optimize the future use of tax loss carryforwards.

      AmBev and CBB are both Brazilian sociedades anonimas.

THE COMBINATION

      AmBev was formed through the combination of Brazil's two largest beverage companies, Brahma and Antarctica (the combination). The combination involved the formation of AmBev, as a holding company for Brahma and Antarctica. The combination was effected over the course of 1999 and 2000, beginning with the contribution of shares of the controlling shareholders of Brahma and Antarctica in exchange for shares of AmBev on July 1, 1999, and followed by the consummation of transactions by which Antarctica and Brahma became wholly-owned subsidiaries of AmBev on September 15, 1999 and September 14, 2000, respectively, and the public shareholders of Brahma and Antarctica became shareholders of AmBev.

      Pursuant to the controlling shareholders' contribution on July 1, 1999, Brahma's controlling shareholders, Empresa de Administracao e Participacoes S.A. - ECAP (ECAP) and Braco S.A. (Braco), and Antarctica's controlling shareholder, Fundacao Antonio e Helena Zerrenner Instituicao
Nacional de

Beneficencia (FAHZ), contributed all of their common and preferred shares in Brahma and Antarctica in exchange for AmBev shares of the same type and class.

      On July 1, 1999, the FAHZ, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are indirectly the controlling shareholders of Braco, which, in turn, owns 99.74% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement".

      On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas. This transaction had no effect on AmBev's consolidated financial statements because each of the entities was wholly-owned by AmBev. CBB is AmBev's principal operating subsidiary.

BRAZILIAN ANTITRUST APPROVAL

      Brazilian antitrust authorities have the power to investigate any transaction that results in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company with annual gross sales of R$400 million or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders' contribution resulted in a market share for AmBev in excess of 70% of the Brazilian beer market and 20% of the Brazilian soft drinks market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

      The Conselho Administrativo de Defesa Economica (CADE), an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. On July 14, 1999, CADE issued an interim order in connection with the controlling shareholders' contribution that placed temporary limits on the actions of Brahma and Antarctica relating to their integration. On April 7, 2000, CADE approved the controlling shareholders' contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with soft drinks or other beverages produced by AmBev. On April 19, 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement include:

      o For a period of four years, we must share our distribution network with at least one regional Brazilian beer company, which cannot have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. This obligation is independent of our obligation to share our distribution network with the purchaser of Bavaria for a certain specified period of time (see below). We had to choose the companies through a public bidding process and had to select those that offered to pay us the highest distribution commissions. On September 10, 2001, after a public bidding process, we signed an agreement with Eduardo Bier Comercial de Produtos Alimenticios (Dado Bier), for the sharing of our distribution network;

      o For a period of four years, if we decide to close or dispose of any of our beer plants, we must first offer such plant for sale in a public auction;

      o For a period of five years, if we or any of our subsidiaries dismisses any employee as a result of the restructuring process relating to the combination and other than for cause, we must attempt to place the employee in a new job, and provide the employee with retraining, as appropriate;

      o We and our distributors cannot demand that points of sale operate on an exclusive basis, except where our investments and improvements are equivalent to a majority of the assets of the point of sale or such exclusivity is, in the opinion of the management of the point of sale, in their interest; and

      o A requirement that we sell Antarctica's Bavaria brand and related assets. The principal requirements of the Bavaria sale, which have been completed, were as follows:

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

      On November 6, 2000, we entered into an agreement with Molson Inc. for the sale of Bavaria pursuant to the terms of our performance agreement with CADE. Our agreement with Molson provided for an initial purchase price of R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million was to be payable to us by Molson subject to the Bavaria brand reaching certain market thresholds. Molson agreed to pay an additional R$44.8 million for each 0.5% increase in market share achieved by the Bavaria brand on a yearly basis during a five-year period, up to a maximum additional payment of R$224.7 million. At the time of sale, Molson agreed to purchase Bavaria at its then-current 4% market share. A minimum market share of 6.5%, in addition to intermediary targets, must be attained by 2005 to assure receipt of the full contingent price of R$ 224.7 million. Because the targets have not been met, we have not recorded in our financial statements any portion of this additional consideration. CADE approved this agreement on December 13, 2000, and the sale was completed on December 20, 2000. Our affiliate Miranda Correa, which owned one of the plants sold to Molson, received 5.8% of the proceeds from the sale of the Bavaria brand.

      Non-compliance with any obligation under the performance agreement during its five year term will trigger a minimum daily fine of R$5,320 per occurrence. This daily fine can be increased up to a maximum of R$106,410 per occurrence and may be assessed until such time as we comply with the specific obligation. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders' contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement.

      On April 30, 2002, Molson decided to terminate early the distribution agreement signed at the time of the sale according to the CADE requirements under the performance agreement in order to enter into a distribution agreement with The Coca-Cola Company.

      As of December 31, 2002 AmBev had transferred all assets and operations related to the Bavaria brand to Molson, which included the production and ended the distribution of the Bavaria brand in Brazil.

ACCOUNTING ASPECTS OF THE COMBINATION

      For information on certain accounting aspects of the combination, see "Operating and Financial Review and Prospects-Accounting Aspects of the Combination".

ACQUISITION OF INTEREST IN QUINSA

      On January 31, 2003, AmBev consummated its agreements to acquire an interest in Quilmes Industrial (Quinsa), Societe Anonyme, the largest
Argentine brewer, and in Quilmes International (Bermuda) Ltd. (QIB), Quinsa's controlled subsidiary. This transaction involved an initial acquisition of 40.475% of the economic interest in Quinsa. See "Information on the Company-Acquisition of Interest in Quinsa". The purchase consideration of R$1,717.6 million consisted of a cash payment of R$1,427.9 million and the contribution of AmBev's brewery assets located in Argentina, Uruguay and Paraguay with a book value (determined under accounting practices generally accepted in Brazil) of R$289.7 million. This acquisition will grant AmBev further access to the Argentine, Bolivian, Uruguayan and Paraguayan markets in which Quilmes commands a dominant share, as well as to Quinsa's operations in Chile. AmBev will also be able to distribute the Quilmes brands throughout Brazil. A put and call option agreement is in place which may result in AmBev acquiring an additional 373.5 million Class A shares of Quinsa within the next seven years if Beverage Associates (BAC) Corp. exercises its put option, or thereafter if we exercise our call option, in either case in exchange for stock of AmBev.

      The acquisition of our interest in Quinsa was also subject to the approval of Brazilian and Argentine antitrust authorities. For more details of the transaction, the Quilmes business and the antitrust restrictions, see "Information on the Company-Acquisition of Interest in Quinsa".

      The accounting effects of the acquisition of our interest in Quinsa were recognized in our financial statements for the first quarter of 2003, which were filed with the Brazilian Securities Commission (CVM) on May 9, 2003. See "Operating and Financial Review and Prospects-Accounting aspects of the Acquisition of Interest in Quinsa" and "Operating and Financial Review and Prospects-Future Impact of Quinsa".


                       ACCOUNTING PERIODS AND PRINCIPLES

      We have prepared our audited annual consolidated financial statements as of December 31, 2002 and 2001 and 2000 for the three years ended December 31, 2002 in Brazilian reais in accordance with accounting practices generally accepted in Brazil (Brazilian GAAP), which are based on Brazilian Corporate Law (Law 6,404, as amended, Corporate Law), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders' equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

      For the year ended December 31, 2000, we prepared consolidated financial statements for AmBev using the U.S. dollar as the reporting currency and in accordance with U.S. GAAP, under Statement of Financial Accounting Standards
(SFAS) No. 52, "Foreign Currency Translation", which we filed with the United States Securities and Exchange Commission (SEC). However, since that time we have changed the format of the financial statements that we file with the SEC to follow Brazilian GAAP and to include in those financial statements a reconciliation to U.S. GAAP, as permitted under SEC rules and regulations.

      We changed the presentation of our financial statements:

      o to increase the transparency of the financial position and results of operations of our business, communicated to the marketplace by providing annual Brazilian Corporate Law financial statements to facilitate comparison with local quarterly reporting;

      o to provide both presentations in one document through the inclusion of the Brazilian Corporate Law financial statements, the reconciliation to U.S. GAAP and the condensed balance sheets and statements of operations in accordance with U.S. GAAP providing a clear identification of the accounting differences; and

      o to reflect our financial position and results of operations in Brazilian reais which is the primary currency in which the business operates avoiding the distortions of exchange rate variations during periods of exchange rate volatility when the reporting currency was the U.S. dollar.

      Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. AmBev was created by the combination of Brahma and Antarctica on that date and was accounted for as a merger under Brazilian GAAP. However, for purposes of presenting the Brazilian GAAP and U.S. GAAP Selected Financial Data in this annual report, AmBev was treated as the successor to Brahma. We have included in the Selected Financial Data, for comparison purposes, the financial information of the predecessor company, Brahma, for the years ended December 31, 1999 and 1998, which under Brazilian GAAP does not include the merger with Antarctica.

      Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.


                             CURRENCY TRANSLATION

      In this annual report, references to "real", "reais" or "R$" are to the Brazilian legal currency. References to "U.S. dollar" or "U.S.$" are to the legal currency of the United States. We have translated some of the Brazilian currency amounts contained in this annual report into U.S.dollars. We have used rates to translate such amounts that are applicable to the periods concerned and are in conjunction with the average and closing rates used in the preparation of our financial statements, unless context otherwise requires. The rates applicable are those disclosed by the Central Bank of Brazil (Central
Bank), at the applicable dates. The commercial market rate on June 16, 2003 was R$2.8508 to U.S.$1.00. The U.S.dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See "Key Information-Exchange Rate Information-Exchange Controls" for more detailed information regarding the translation of reais into U.S. dollars.

                                 INDUSTRY DATA

      In this annual report, we refer to information regarding the beverage market and its segments and competitors from:

EUROMONITOR
Contact: Anne Nugent / Luka Erceg
60-61 Britton Street
London
EC1M5UX
Tel.: 44 (0) 20 7251 8024
www.euromonitor.com
http://www.euromonitor.com

ACNIELSEN
Contact: Marcio Garotti
Rua Monte Castelo, 55
Granja Viana
Cotia - Sao Paulo
CEP 06710-675
Tel.: 55 11 4613 7000
www.acnielsen.com.br
http://www.acnielsen.com.br

PEPSICO
Contact: Vasco Luce
Rua Verbo Divino, 1661 - 7o. andar
Sao Paulo - SP
CEP 04719 002
Tel.: 55 11 2122 1288
www.pepsi.com
http://www.pepsi.com
www.pepsi.com.br
http://www.pepsi.com.br


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


                        CAUTIONARY STATEMENT REGARDING
                          FORWARD-LOOKING INFORMATION

      We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to, but not limited to:

      o     the declaration or payment of dividends;

      o     the direction of future operations;

      o the implementation of principal operating strategies, including existing, potential acquisition or joint venture transactions or other investment opportunities;

      o the implementation of AmBev's financing strategy and capital expenditure plans;

      o     the utilization of AmBev's subsidiaries' income tax losses;

      o the factors or trends affecting AmBev's financial condition, liquidity or results of operations;

      o the implementation of the measures required under AmBev's performance agreement entered into with CADE; and

      o the implementation of the measures required by Argentina's Comision Nacional de Defensa de la Competencia (CNDC) under AmBev's agreements with BAC and Quinsa.

      Forward-looking statements also include information concerning possible or assumed future results of operations of AmBev set forth under "Information on the Company - Business Overview" and "Financial Information" as well as statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

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

      Investors should understand that the following important factors, in addition to those discussed in this annual report, could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

      o general economic conditions in the principal geographic markets of AmBev, such as the rates of economic growth, fluctuations in exchange rates or inflation;

      o governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

      o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

      o operating factors, such as the continued success of sales, manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies.

                                    PART I

Identity of Directors, Senior Management and Advisers

Not Applicable.

Offer Statistics and Expected Timetable

Not Applicable.

Key Information


                        AMBEV'S SELECTED FINANCIAL DATA

      The following financial information of AmBev and Brahma is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of AmBev and Brahma and the related notes which are included in this annual report.

      Our selected historical financial data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from AmBev's consolidated financial statements as of and for the periods ended December 31, 2002, 2001 and 2000, and Brahma's consolidated financial statements as of and for the periods ended December 31, 1999 and 1998, all of which have been audited by PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil, Brazilian independent accountants. Brazilian GAAP differs in significant respects from U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as "Operating and Financial Review and Prospects".

      During the year ended December 31, 2002, CBB completed an exchange offer of the U.S.$ 500 million 10 1/2% notes due 2011, in the U.S. securities markets. AmBev fully and unconditionally guaranteed this issuance. Financial information relating to CBB has not been included within the Selected Financial Data, but full consolidating schedules disclosing the balance sheets, statements of operations and statements of cash flow as of December 31, 2002 and 2001 and for each of the years ended December 31, 2002, 2001 and 2000, under Brazilian GAAP, have been included in note 23 to our audited financial statements, contained within this document.

                         STATEMENT OF OPERATIONS DATA

                                                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------------------

                                                                             2002(1)   2001(1)     2000(1)   1999(1)   1998(1)
                                                                             -------   -------     -------   -------   -------
                                                                              (R$ in millions, except for per share amounts,
                                                                                number of shares and other operating data)
BRAZILIAN GAAP

Statement of Operations Data:                                                         SUCCESSOR              |  PREDECESSOR
                                                                                      ---------              |  -----------
                                                                                                             |
Gross sales, before taxes, discounts and returns                           14,279.9    13,131.0    11,282.5  |   6,846.5   7,005.1
Net sales............                                                       7,325.3     6,525.6     5,250.4  |   3,248.3   3,155.7
Cost of sales........                                                      (3,341.7)   (3,366.2)   (2,843.7) |  (1,905.1) (1,799.7)
                                                                         ----------- ----------- ----------- | ---------- ---------
Gross profit.........                                                       3,983.6     3,159.4     2,406.7  |   1,343.2   1,356.0
                                                                                                             |
Selling and marketing                                                        (687.2)     (707.8)     (578.6) |    (350.7)   (488.4)
expenses.............                                                                                        |
Direct distribution expenses                                                 (537.4)     (467.8)     (337.0) |    (225.5)   (207.2)
General and administrative expenses(2)                                       (373.5)     (351.5)     (373.0) |    (206.9)   (239.6)
Depreciation  and amortization of deferred charges                           (334.6)     (256.5)     (202.3) |     (95.4)    (84.9)
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                            2,050.9     1,375.8       915.8  |     464.7     335.9
Provision for contingencies                                                  (123.7)      (33.9)     (269.2) |     (51.2)    117.7
Other operating income, net(4)                                                199.4       152.2         9.1  |      66.3       8.3
Financial income.....                                                       2,530.2       358.4       374.0  |     675.1     213.0
Financial expenses...                                                      (3,277.3)     (861.5)     (698.0) |    (804.4)   (346.4)
                                                                         ----------- ----------- ----------- | ---------- ---------
OPERATING INCOME (3) (4)                                                    1,379.5       991.0       331.7  |     350.5     328.5
Non-operating income (expense), net(4)                                        (72.1)        2.3        52.7  |     (19.9)     27.1
Income tax benefits (expense)                                                 280.6       (51.9)      405.4  |      17.6     (34.4)
Income before equity in affiliates, profit sharing and minority interest    1,588.0       941.4       789.8  |     348.1     312.2
Profit sharing and contributions                                             (125.0)     (157.1)      (53.7) |     (39.9)     (3.2)
Minority interest....                                                          47.3         0.3      (265.9) |      14.0      11.1
                                                                         ----------- ----------- ----------- | ---------- ---------
NET INCOME...........                                                       1,510.3       784.6       470.2  |     322.3     329.1
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                                                             |
Net income per 1,000 shares (excluding treasury shares) at year end(5)        39.49       20.31       12.19  |     46.66     47.85
Net income per ADS(6) at                                                       0.39        0.20        0.12  |      2.33      2.39
year end.............                                                                                        |
Dividends and interest attributable to shareholder's equity per 1,000 shares                                 |
  (excluding treasury shares)(5)(7) (8) (9)                                                                  |
   Common shares.....                                                         12.40        7.17        8.00  |     20.65     16.80
   Preferred shares..                                                         13.64        7.89        8.37  |     22.70     18.45
Number of shares outstanding at year end, excluding treasury shares (in                                      |
  thousands) (8)                                                                                             |
   Common shares.....                                                    15,694,772  15,801,482   15,946,84  | 2,628,451 2,635,679
   Preferred shares..                                                    22,551,143  22,819,443  22,616,017  | 4,279,160 4,242,075

                                                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,

                                                                              2002(1)   2001(1)   2000(1)   1999(1)   1998(1)
                                                                              -------   -------   -------   -------   -------
                                                                                 (R$ in millions, except for per share amounts,
                                                                                   number of shares and other operating data)
U.S. GAAP

Statement of Operations Data:                                                    SUCCESSOR                 |        PREDECESSOR
                                                                                 ---------                 |        -----------
                                                                                                           |
Net income (loss)....                                                 1,642.2          840.1     879.2     |    (173.7)      113.3
Net income per 1,000 shares (weighted average)(5)(10)(11)                                                  |
   - Basic                                                                                                 |
      Common shares..                                                   45.05          22.84     22.91     |     (5.60)       3.16
      Preferred shares                                                  49.55          25.13     25.20     |     (5.04)       3.47
   - Diluted                                                                                               |
      Common shares..                                                   44.69          22.55     22.05     |     (5.37)       3.00
      Preferred shares                                                  49.16          24.80     24.26     |     (4.83)       3.30
Net income (loss) per ADS(6)                                                                               |
   - Basic                                                                                                 |
      Common shares..                                                    0.45           0.23      0.23     |     (0.05)       0.03
      Preferred shares                                                   0.50           0.25      0.25     |     (0.05)       0.03
   - Diluted                                                                                               |
      Common shares..                                                    0.45           0.23      0.22     |     (0.05)       0.03
      Preferred shares                                                   0.49           0.25      0.24     |     (0.05)       0.03
Dividends and interest attributable to shareholders                                                        |
equity per 1,000 shares (weighted average)(5)(7)(9)                                                        |
   - Basic                                                                                                 |
      Common shares..                                                   13.78           9.15      7.60     |       5.06       3.38
      Preferred shares                                                  15.18          10.07      8.37     |       5.56       3.72
   - Diluted                                                                                               |
      Common shares..                                                   13.66           9.03      7.32     |       4.84       3.21
      Preferred shares                                                  15.03           9.94      8.05     |       5.32       3.53
Weighted average number of shares (thousands)(5)(10)(11)(12)                                               |
   - Basic                                                                                                 |
      Common shares..                                                 12,061,783    12,061,783  14,265,323 | 11,949,367  11,983,100
      Preferred shares                                                22,173,257    22,291,120  21,919,724 | 21,173,565  21,733,635
   - Diluted                                                                                               |
      Common shares..                                                 12,061,783    12,258,788  14,475,271 | 12,206,392  12,433,243
      Preferred shares                                                22,441,742    22,726,632  23,090,525 | 22,384,145  23,058,784

                              BALANCE SHEET DATA

                                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------
                                                         2002(1)        2001(1)       2000(1)    1999(1)     1998(1)
                                                      -----------     ----------    ----------  ---------   --------
                                                               (R$ in millions, except for per share amounts,
                                                                  number of shares and other operating data)
BRAZILIAN GAAP
                                                                       SUCCESSOR               |        PREDECESSOR
                                                      --------------------------------------   |  -----------------------
Balance Sheet Data:                                                                            |
Cash, cash equivalents and short term investments.....   3,504.9        2,562.9      1,028.3   |     1,697.4     1,081.0
Total current assets..................................   5,593.6        4,684.9      2,687.6   |     2,723.1     1,959.2
Investments...........................................     637.3          662.6        659.6   |        61.2        38.4
Property, plant and equipment, net....................   3,289.1        3,277.7      3,204.3   |     1,898.6     2,116.0
Goodwill and intangible assets, net...................     626.9          617.6        614.8   |        24.0        26.8
Deferred income tax-non-current.......................   1,558.3        1,160.3        996.1   |       240.8       134.2
Total assets..........................................  12,381.4       11,028.8      8,639.7   |     5,425.9     4,669.3
Short-term debt(13)...................................     607.4        1,720.0      1,265.3   |     1,042.9       898.8
Total current liabilities.............................   2,833.6        3,412.0      2,699.6   |     1,889.1     1,573.1
Long-term debt(14)....................................   3,879.3        2,849.4        927.6   |       938.7       981.2
Accrued liability for legal proceedings...............   1,014.9          815.5        878.0   |       288.6       255.2
Sales tax deferrals and other tax credits(15).........     803.0          746.8        650.6   |       569.6       436.0
Post-retirement benefits(16)..........................      53.4           55.6                |
Prepaid pension benefit cost(16)......................      21.6           20.8                |
Total long-term liabilities...........................   5,339.0        4,164.4      2,350.6   |     1,872.7     1,617.3
Minority interest.....................................      79.2           88.9        512.5   |        57.7        50.5
Shareholders' equity..................................   4,129.6        3,363.5      3,077.0   |     1,606.4     1,428.4
                                                                                               |
U.S. GAAP                                                                                      |
                                                                                               |
Total assets..........................................  11,584.6       10,195.9      7,743.0   |     3,109.7     4,727.8
Shareholders' equity..................................   3,960.6        2,839.9      2,378.2   |     1,628.7     1,417.9

                                  OTHER DATA

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------------------
                                                  2002(1)        2001(1)         2000(1)        1999(1)           1998(1)
                                               -----------     ----------      ----------      ---------         --------
                                                        (R$ in millions, except for per share amounts,
                                                           number of shares and other operating data)
BRAZILIAN GAAP
                                                                SUCCESSOR                    |            PREDECESSOR
                                               -------------------------------------------   |     --------------------------
                                                                                             |
Other Financial Information:                                                                 |
                                                                                             |
Net working capital(17)                          2,760.0         1,272.9          (12.0)     |         834.0          386.1
Cash dividends paid(7)                             335.6           313.4           221.1     |         178.2          121.2
Depreciation and amortization of                                                             |
deferred charges (18)                              659.5           613.9           589.2     |         438.1          330.8
Capital expenditures(19)                           522.3           446.8           295.0     |         312.4          411.2
Operating cash flows-generated(20)               2,743.1         1,332.5         1,243.2     |       1,103.0
Investing cash                                    (545.1)         (949.6)         (100.7)    |        (299.2)
flows-used(20).......                                                                        |
Financing cash flows-                           (2,912.2)         1,418.0       (2,065.7)    |        (187.4)
generated-used(20)...                                                                        |
Adjusted EBITDA(21)..                            2,710.4         1,989.8         1,505.0     |         902.7
                                                                                             |
                                                                                             |
Other Operating Data:                                                                        |
                                                                                             |
Total production capacity-               89.7 million hl 89.8 million hl 94.4 million hl     |    64.4 million hl  62.0 million hl
beer(22).............                                                                        |
Total production capacity-soft drink(22) 37.3 million hl 38.8 million hl 36.6 million hl     |    27.0 million hl  27.0 million hl
Total beer volume sold(23)               62.0 million hl 62.4 million hl 64.8 million hl     |    43.2 million hl  42.5 million hl
Total soft drink volume sold(23)         18.2 million hl 18.5 million hl 17.2 million hl     |     8.5 million hl   2.1 million hl
Number of employees(24)                           18,570          18,136          18,172     |              9,416           10,708
Productivity (%)(25).                              78.1%           75.6%                     |

FOOTNOTES TO SELECTED FINANCIAL INFORMATION

(1) Brahma and Antarctica were legally merged to form AmBev on July 1, 1999 under Brazilian GAAP. However, for purposes of this annual report, as AmBev was treated as the successor to Brahma for accounting purposes, financial information of AmBev, the successor, have been included as of and for the three years ended December 31, 2002. The selected financial information in all previous periods has been derived from the audited financial statements of the predecessor company, Brahma.

(2)   General and administrative expenses include director's fees.

(3) Operating income under Brazilian GAAP is presented after financial income and financial expense.

(4) The 2000 and 2001 statements of operations have been reclassified in line with the financial statements presented in 2002. This involved reclassifying tax recoveries from other non-operating income (expense), net to other operating income, net, totaling R$105.0 million and R$5.1 million in 2001 and 2000, respectively. As a result, the operating income (expense) for those years mentioned is different from that disclosed in our 2001 annual report on Form 20-F.

(5) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Sao Paulo Stock Exchange in blocks of one thousand shares.

(6) ADS represents American Depositary Shares. Each ADS represents 100 shares.

(7) Includes dividends, interest attributable to shareholders' equity (including withholding tax paid by AmBev in respect thereof), and in 2000, returns of capital of R$111.8 million. Certain distributions in 2000 were made in the form of a return of capital rather than in the form of dividends or interest attributable to shareholders' equity because, prior to the completion of the Brahma conversion, AmBev did not have sufficient retained earnings to pay these amounts as dividends or interest attributable to shareholders' equity. The dividend and interest attributable to shareholders equity per 1,000 shares for Brazilian GAAP purposes is calculated net of withholding tax and therefore represents the amounts received as disclosed in "Dividends". We changed the criteria for reporting this amount in 2002 and therefore the dividends per share disclosed in the years prior to 2002 do not conform to that disclosed in our 2001 annual report on Form 20-F.

(8) Calculated as the total number of outstanding shares at year end less treasury shares in the parent company AmBev and in our subsidiary CBB. We have changed the criteria used to calculate this number in 2003, which will be reflected in our 2003 annual report on Form 20-F.

(9) Brazilian GAAP and U.S. GAAP differ on the recognition of declared / proposed dividends, specifically with regard to when the dividend should be recognized. The executive officers are required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders' equity.

(10) In the U.S. GAAP selected financial information only, all share and per share data have been adjusted to give effect, retroactively, to AmBev's five-for-one split of its common and preferred shares effective October 23, 2000. Because AmBev did not split its ADSs, the ADSs, which prior to the stock split had represented 20 common or preferred shares, represented 100 common or preferred shares following the stock split. In the Brazilian GAAP selected financial information, the historic share and per share information has not been adjusted and therefore reflects the actual number of shares in issue.

(11) In the U.S. GAAP selected financial information only, earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the relevant periods. In the Brazilian GAAP selected financial information section, earnings per share are calculated by dividing by the number of shares outstanding at the year end. AmBev's preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(12) Under U.S. GAAP we have consolidated the net assets of the FAHZ, one of our major shareholders, on our balance sheet as of December 31, 2002, 2001 and 2000. As a result of our consolidating these net assets, AmBev shares owned by the FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For the purposes of the predecessor company, Brahma, the Brahma Welfare Foundation was treated in a similar manner, resulting in a similar effect in the selected financial information as at and for the years ended December 31, 1999 and 1998. For further information, please refer to our consolidated financial statements contained within this annual report.

(13)  Includes current portion of long-term debt.

(14)  Excludes current portion of long-term debt.

(15) In the financial statements as of and for the year end December 31, 2002, total tax incentives are R$803.0 million, of which R$ 461.0 million relate to deferred sales tax, and R$ 342.0 million to ICMS financing incentives.

(16) Consistent with current accounting practice under Brazilian GAAP, we had not recognized our actuarial obligation for pension liabilities and post-retirement benefits, including medical benefits to retirees in our financial statements prior to December 31, 2001. Pension amounts due to the pension plan were treated on an accrual basis as the obligations fell due. However, following the issuance of a new accounting standard (NPC No. 26), we are required to record these actuarial obligations beginning in 2002. We had the option to account for these actuarial obligations at December 31, 2001 either against retained earnings or prospectively as a charge against earnings over five years. We elected to recognize the liability against retained earnings on December 31, 2001. The standard requires comprehensive recording of pension expenses and obligations on an actuarial basis instead of, as was previously required, based on the required contributions for the relevant year. For purposes of U.S. GAAP, the pension expense has been treated as a payroll expense from the first year presented.

(17)  Represents total current assets less total current liabilities.


(18) Includes depreciation of property, plant and equipment and amortization of deferred charges.

(19)  Represents cash expenditures for property, plan and equipment.

(20) Operating, Investing and Financing cash flows data is derived from our financial statements included herewith. This information is not available for the year ended December 31, 1998.

(21) Adjusted EBITDA represents earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is not a measurement of and does not represent cash flow for the periods presented and should not be considered as an alternative to operating income (loss), as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. Although adjusted EBITDA, as defined above, does not provide a Brazilian GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated under Brazilian GAAP as follows:



                                               YEARS ENDED DECEMBER 31,
                                           2002    2001      2000      1999
                                                  (R$ in millions)
Operating Income........................ 1,379.5   991.0     331.7    350.4
Depreciation and
  amortization of deferred charges.....    659.5   613.9     589.2    438.1
Contingencies expense..................    123.7    33.9     269.2     51.2
Other operating income, net............   (199.4) (152.2)     (9.1)   (66.3)
Financial income....................... (2,530.2) (358.4)   (374.0)  (675.1)
Financial expense......................  3,277.3   861.5     698.0    804.4
Adjusted EBITDA........................  2,710.4 1,989.7   1,505.0    902.7

(22) Represents available production capacity of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) at the end of each period ending on or before December 31, 1999, and thereafter represents the available production capacity of AmBev and its respective subsidiaries, domestic and international; (hl is the abbreviation for hectoliters).

(23) Represents volumes of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for each period ending on or before December 31, 1999, and thereafter represents full-year volumes of AmBev and its respective subsidiaries.

(24) Includes all production- and non-production-related employees of Brahma and its subsidiaries at the end of each period ending on or before December 31, 1999, and thereafter includes all production- and non-production-related employees of AmBev and its respective subsidiaries.

(25) Calculated by dividing the liquid produced in one hour by the capacity of the production line employees in the same period. The information is not available for 1998, 1999 and 2000.

                                   DIVIDENDS

DIVIDEND POLICY

      AmBev intends to pay dividends twice a year to its shareholders; however, the timing and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev's by-laws provide for a mandatory dividend of 27.5% of its annual net income, if any, as determined and adjusted under Brazilian GAAP (adjusted income). The mandatory dividend includes amounts paid as interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders' equity, whereas no such payment is required in connection with dividends received. Withholding tax is usually paid by Brazilian companies, including AmBev, on behalf of their shareholders.

      Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. See-"Risk Factors-Factors Relating to our Securities-AmBev shareholders may not receive any dividends". Any dividends payable on AmBev's preferred shares must be 10% greater than those payable on AmBev's common shares. See "Additional Information-Memorandum and Articles of Association-Reserves and Dividends-Dividend Preference of Preferred Shares".

      For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends on interest attributable to shareholders' equity, as well as specific rules applicable to the payment of dividends by AmBev, see "Additional Information-Memorandum and Articles of Association-Reserves and Dividends".



AMBEV-DIVIDENDS AND INTEREST ATTRIBUTABLE TO SHAREHOLDERS' EQUITY

      The following table shows the dividends paid by AmBev's predecessor Brahma, to its preferred and common shareholders from 1996 through September 15, 2000, and by AmBev to its preferred and common shareholders since September 15, 2000 in reais and in U.S. dollars translated from Brazilian reais at the commercial exchange rate as of the date of payment. The amounts include interest attributable to shareholders' equity, net of withholding tax, and return of capital. See "Additional Information-Memorandum and Articles of Association-Interest Attributable to Shareholders' Equity".

                                                                                Reais per          U.S. dollar equivalent
                                                                                thousand(1)        per thousand(1) shares
Earnings generated                                  First payment date           shares(2)          at a payment date(4)
------------------                                  ------------------         --------------    ---------------------------

First half 1996..................                   September 26, 1996             0.91           (preferred and common)   0.89
Second half 1996..................                  March 21, 1997                 1.27           (preferred and common)   1.20
First half 1997..................                   October 9, 1997                1.61           (preferred)              1.47
                                                                                   1.46           (common)                 1.33

Second half 1997..................                  May 7, 1998                    1.73           (preferred)              1.51
                                                                                   1.57           (common)                 1.37

First half 1998..................                   October 8, 1998                1.32           (preferred)              1.12
                                                                                   1.20           (common)                 1.01

Second half 1998..................                  April 5, 1999                  2.37           (preferred)              1.37
                                                                                   2.16           (common)                 1.25

First half 1999..................                   July 20, 1999                  1.58           (preferred)              0.88
                                                                                   1.44           (common)                 0.80

Second half 1999..................                  March 15, 2000                 2.96           (preferred)              1.70
                                                                                   2.69           (common)                 1.54

Extraordinary(3)..................                  March 23, 2000                 1.88           (preferred)              1.09
                                                                                   1.88           (common)                 1.09

Extraordinary(3)..................                  November 30, 2000              2.38           (preferred)              1.22
                                                                                   2.38           (common)                 1.22

Second half 2000..................                  February 20, 2001              4.11           (preferred)              2.05
                                                                                   3.74           (common)                 1.86

First half 2001..................                   September 17, 2001             3.11           (preferred)              1.16
                                                                                   2.83           (common)                 1.06

Second half 2001..................                  February 19, 2002              4.78           (preferred)              1.97
                                                                                   4.34           (common)                 1.79

First half 2002..................                   November 25, 2002              4.37           (preferred)              1.15
                                                                                   3.97           (common)                 1.04

Second half 2002..................                  February 28, 2003              9.27           (preferred)              2.60
                                                                                   8.43           (common)                 2.37
---------------------
(1)   The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Sao Paulo Stock Exchange in blocks of one thousand.

(2) The amounts set forth above are amounts actually received (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000) by shareholders, which are net of withholding tax. The amounts set forth here represent pro-forma U.S. GAAP calculations for the impact of a stock split which is not required under Brazilian GAAP. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders' equity, which was paid on behalf of its shareholders. The dividends per thousand shares set forth above are calculated based on the number of shares outstanding at the date the distributions were declared (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective
      October 23, 2000).

(3)   On March 23, 2000 and on November 30, 2000 AmBev distributed R$1.88 (U.S.
      $1.09) per common and preferred shares and R$2.38 (U.S. $1.22) per common and preferred shares, respectively, to its shareholders as a return of capital.

(4) Translated to U.S. dollars at the exchange rate in effect at the date declared.

                           EXCHANGE RATE INFORMATION

      There are two principal foreign exchange markets in Brazil:

      o     the commercial rate exchange market; and

      o     the floating rate exchange market.

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

RECENT HISTORY OF THE BRAZILIAN REAL

      Responding to pressure on the real, the Central Bank widened the foreign exchange rate band on January 15, 1999 and allowed the real to float freely. The real devalued to a low for that year of R$2.165 per U.S. $1.00 on March 3, 1999, but subsequently appreciated to R$1.789 per U.S. $1.00 on December 31, 1999, representing a net devaluation against the U.S. dollar of 32.4% during 1999. In 2000, the real devalued by a further 8.5% against the U.S. dollar.

      Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 15.7% against the U.S. dollar in the year. In the final quarter of 2001, however, the real actually appreciated by 15.1% from R$2.671 per U.S. $1.00 at September 30, 2001 to R$2.3204 per U.S.$1.00 at December 31, 2001.

      In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.33% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. While the real has recovered in the first five and one-half months of 2003, appreciating by 23.9% to June 16, 2003 at R$2.8508 per U.S.$1.00, no assurance can be given that the real will not devalue further in the future. See "- Risk Factors-Factors Related to Brazil-Economic uncertainty and volatility in Brazil impacts our business".

      The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated.

                           ANNUAL EXCHANGE RATES OF REAIS PER U.S.$1.00
                           --------------------------------------------
                             2002        2001        2000       1999        1998
                             ----        ----        ----       ----        ----

Low........................R$2.2709    R$1.9357    R$1.7234    R$1.2078    R$1.1165
High.......................3.9552      2.8007      1.9847      2.1647      1.2087
Average(1).................2.9983      2.3532      1.8348      1.8514      1.1644
Period End.................3.5333      2.3204      1.9554      1.7890      1.2087

Source:  Central Bank of Brazil

(1)Represents the average of the month-end exchange rates during the relevant period.

                        2003 MONTHLY EXCHANGE RATES OF REAIS PER U.S.$1.00
                        --------------------------------------------------
                                                 2003                                2002
                         MAY        APRIL       MARCH       FEBRUARY   JANUARY     DECEMBER
                         ---        -----       -----       --------   -------     --------

Low....................R$2.8653     R$2.8898    R$3.3531    R$3.4832    R$3.2758    R$3.4278
High...................3.0277       3.3359      3.5637      3.6580      3.6623      3.7980

Source:  Central Bank of Brazil

      The commercial market rate for the purchase of U.S. dollars as at June 16, 2003 was R$2.8508 per U.S. dollar.

      Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to expect such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. No assurance can be given that temporary restrictions will not be imposed by the Brazilian government in the future. See-"Risk Factors-Factors relating to Brazil and Other Countries in Which We Operate-The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business".

      We will pay any cash dividends and make any other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the Sao Paulo Stock
Exchange. See-"Risk Factors-Factors relating to our securities".


                               EXCHANGE CONTROLS

      There are no restrictions on ownership of the ADSs or the preferred or common shares by individuals or legal entities domiciled outside of Brazil.

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

      Under Brazilian law relating to foreign investment in the Brazilian capital markets (Foreign Investment Regulations), foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law 4,131/62 or Resolution No. 2,689/00 of the National Monetary Council.

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

      o     register its foreign investment with the Central Bank.

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

      Pursuant to the certificates of registration obtained by AmBev from the Central Bank in the name of the Bank of New York with respect to the AmBev ADSs to be maintained by the custodian (Banco Itau S.A. ) on behalf of the Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares such holder will be entitled to continue to rely on The Bank of New York's certificate of registration for only five business days after such exchange, after which such holder must obtain its own certificate of registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations or obtains its own certificate of registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. See "Additional Information- Taxation-Brazilian Tax Considerations".

      Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We can not assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See "-Risk Factors-Factors Relating to Our Securities-Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividends payments to off-share investors".

                                 RISK FACTORS

      Investors, holders and prospective purchasers of securities of AmBev should, in addition to paying due regard to the Cautionary Statement Regarding Forward-Looking Information, also carefully consider all of the information set forth in this annual report. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in AmBev, including those set forth below. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States.

      For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on AmBev, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on the business, financial condition, liquidity, results of operations or prospects of AmBev, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having similar meanings.

FACTORS RELATING TO AMBEV

      WE ARE SUBJECT TO BRAZILIAN AND OTHER ANTITRUST REGULATIONS.

      We have a substantial beer market share in Brazil and thus are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities, pursuant to which we are subject to certain continuing restrictions over our distribution network. See "Background on the Company-Brazilian Antitrust Approval". We are also party to several antitrust legal proceedings. See "Financial Information-Legal Proceedings-Antitrust Matters". We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

      AmBev's participation in the Argentine beer market has increased after the acquisition of our interest in Quinsa. Quinsa is subject to regulation under Argentinean antitrust rules. In addition, AmBev and Quinsa must comply with the conditions established by CNDC, in connection with the acquisition of our interest in Quinsa. See "Information on the Company-Acquisition of Interest in Quinsa". We cannot assure you that Argentine antitrust regulation will not affect Quinsa's business in the future and therefore impact the benefits that AmBev anticipates will be generated from its investment.

      INCREASES IN TAXES ON BEVERAGE PRODUCTS IN BRAZIL MAY AFFECT OUR RESULTS AND PROFITABILITY.

      Increases in Brazil's already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, both state and federal, and that this will not impact our business.

FACTORS RELATING TO BRAZIL AND OTHER COUNTRIES IN WHICH WE OPERATE

      ECONOMIC UNCERTAINTY AND VOLATILITY IN BRAZIL MAY ADVERSELY AFFECT OUR BUSINESS.

      The Brazilian government's actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

      Our principal market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (indice Nacional de Precos ao Consumidor), have decreased from 2,489.1% in 1993 to 5.3% in 2000. The same index increased to 9.4% during 2001, 14.7% in 2002 and 7.9% in the period to May 30, 2003.

      Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future.

      The Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar/real exchange rate depreciated from R$1.9554 per U.S.$1.00 at December 31, 2000 to R$2.3204 at December 31, 2001 and to R$3.5333 at December 31, 2002. The fear of exchange controls accelerated the pace of capital flight. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. However, the stability established by the economic policy initiated by the new government has restored some confidence in the market. This has resulted in an appreciation of 23.9% to the exchange rate of R$2.8508 per U.S.$1.00 as at June 16, 2003. We cannot assure you, however, that devaluations will not impact our business in the future.

      Devaluation of the real relative to the U.S. dollar would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

      CONTINUED DECLINES IN THE VALUE OF THE REAL AGAINST THE VALUE OF THE U.S. DOLLAR HAS AND MAY CONTINUE TO ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

      Substantially, all of our net sales are in reais, however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as cans and PET, as well as hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Our current policy is to hedge substantially all of our dollar-denominated debt against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.

      NEW POLITICAL AND ECONOMIC POLICIES MAY AFFECT OUR BUSINESS.

      The presidential elections dominated Brazilian politics and economics during 2002. On October 29, 2002, Luiz Inacio Lula da Silva (Lula) was elected President of Brazil with 61.3% of valid votes, defeating Jose Serra, the then incumbent President Fernando Henrique Cardoso's candidate. President Lula led the opinion polls throughout the entire year and his left-wing political origins had created market concerns about the continuation of economic stability. On January 1, 2003, Lula took office as the new President of Brazil. There can be no certainty whether the economic policies of the former President Cardoso administration will be continued by the current administration of the Brazilian government or what policies the current administration will adopt. At this time, President Lula's administration has not made any fundamental policy change which has had a materially detrimental impact on the Brazilian economy or our business.

      THE ECONOMIC CRISIS IN ARGENTINA COULD ADVERSELY AFFECT THE BRAZILIAN ECONOMY

      Since the end of 1998, the Argentine economy has been in a recession marked by significantly reduced levels of consumption and investments, increasing unemployment and declining gross domestic product. The lack of confidence in Argentina's economic future led to massive withdrawals of bank deposits from the country. To prevent a further run on the dollar reserves of local banks, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. These measures, known as the "corralito", have precipitated a political and social crisis that has significantly impaired economic activity since December 2001.

      In addition, the economic crisis has given rise to increasing political volatility. Protests and looting throughout Argentina led to the resignation of President Fernando de la Rua on December 21, 2001, and since then, Argentina has had five presidents. With some limitations, President Duhalde's administration has allowed the exchange rate of the Argentine peso to float, breaking the currency's traditional par value to the U.S. dollar, and resulting in the devaluation of the Argentine peso against the U.S. dollar by 64.5% in the period from December 31, 2001 to June 16, 2003. Presidential elections were held on May 2003 and Mr. Nestor Kirchner was elected. Mr. Kirchner took office on May 25, 2003. We cannot predict the effect that the policies of Mr. Kirchner's administration may have on the Argentine economic conditions.

      These recent events have added to the perception of higher risk for investments in Argentina, and Latin America generally, which may discourage international investment in the region. In addition, as a result of the acquisition of our interest in Quinsa, and the financial conditions and results of operations of Quinsa may be adversely affected by Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning the economy, which could cause AmBev not to realize the benefits it currently expects to realize from the acquisition. Further, the continuation of the Argentine recession and the recent devaluation of the peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners. Adverse developments in the Brazilian economy could, in turn, negatively impact our business.

      Finally, the Argentine recession may adversely affect the Brazilian securities markets which are, to varying degrees, influenced by economic and market conditions in other emerging market countries, such as Argentina.

      QUINSA IS SUBJECT TO SUBSTANTIAL RISKS RELATING TO ITS BUSINESS AND OPERATIONS IN ARGENTINA AND OTHER COUNTRIES IN WHICH WE IT OPERATES.

      On January 31, 2003, we acquired a significant interest in Quinsa. Quinsa is a brewing company with a substantial portion of its operations in Argentina. As a result, Quinsa's financial conditions and results of operations may be adversely affected by Argentine political instability, fluctuations in the Argentine economy and governmental actions concerning economy, including:

         o     the imposition of exchange controls;

         o     the devaluation of the Argentine Peso; and

         o other measures enacted by the Argentine government to address Argentina's economic crisis.

      If one or more of the risks described above were to materialize, AmBev may not be able to realize the benefits that it currently intends to realize from the acquisition of its interest in Quinsa, and that development might negatively impact AmBev.

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

      THE BRAZILIAN GOVERNMENT HAS EXERCISED, AND CONTINUES TO EXERCISE, SIGNIFICANT INFLUENCE OVER THE BRAZILIAN ECONOMY. BRAZILIAN ECONOMIC AND POLITICAL CONDITIONS HAVE A DIRECT IMPACT ON OUR BUSINESS.

      The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank's base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

      Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including AmBev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government's response to the following factors:

         o     devaluations and other exchange rate movements;

         o     inflation;

         o     exchange control policies;

         o     social instability;

         o     price instability;

         o     energy shortages;

         o     interest rates;

         o     liquidity of domestic capital and lending markets;

         o     tax policy; and

         o other political, diplomatic, social and economic developments in or affecting Brazil.

      In addition, we cannot predict the effect that the policies of President Lula's administration, which took office in January 2003, may have on Brazilian economic conditions or on our results of operations.

      THE PENDING TAX REFORM IN BRAZIL MAY INCREASE OUR TAX BURDEN.

      On April 30, 2003, President Lula submitted to Congress a bill proposing a constitutional amendment aimed at a broad tax reform. The bill is mainly designed to simplify the complex Brazilian fiscal system, reduce tax evasion and the public deficit.

      The bill proposes to eliminate the cascading nature of federal taxes and broaden the discussion for the tax reform. President Lula pledged to put all his efforts to have the tax reform be voted on by Congress in 2003.

      One of the most important changes in the tax reform proposal is to unify the legislation on the value-added tax on sales and services (ICMS), and to establish five standard tax rates. In addition, the CPMF, a provisional levy on bank account transactions, would be replaced by a permanent federal tax on financial transfers. The effects of these changes and many other changes that could result from the enactment of additional tax reforms cannot be quantified. These changes, however, may reduce our results of operations, increase our costs or limit our profitability, and we may have a higher tax burden if the tax reform bill is approved and implemented.

      THE PROPOSED CHANGES IN BRAZILIAN LABOR LAW MAY AFFECT LABOR RELATIONS.

      On April of 2003, the Lower House reopened the discussions regarding the changes in the Brazilian Labor Law. On December 5, 2001, the House of Representatives approved a bill which proposed amendments to the Brazilian labor law (Consolidacao das Leis do Trabalho, or CLT). However, under the new government, the proposal was withdrawn from the Senate and new efforts to implement a revision of the CLT were initiated. According to the system currently in force, labor relations are strongly regulated. Although still protecting fundamental labor rights, the committee in charge of the preparation of a new bill has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to negotiate certain aspects of the employment relations. A revision of union relations in Brazil may also be discussed. It is not clear whether the proposed changes, if approved by the Congress, would be well accepted by employees of Brazilian companies, including AmBev, and their respective unions. These changes, if implemented, may impact our business in the future.

      NEW PROPOSED REGULATION ON ALCOHOLIC BEVERAGES MAY ADVERSELY IMPACT OUR SALES.

      There are approximately 90 bills under review by Congress with proposed regulation on the consumption, sale and marketing of alcoholic beverages (including beer). Such proposed legislation, if enacted, may impose restrictions, among other things, on the advertisement of alcoholic beverage products on television during specified periods of the day as well as on times of operation of certain points of sale that sell our products. It is uncertain whether such proposed legislation will be approved by Congress. However, similar proposed legislation has been submitted to a number of state and city councils in states in which we operate. In the event Congress or any such state or city councils approve the proposed legislation, certain restrictions may apply to our business throughout Brazil, or in certain states or cities within Brazil, as the case may be. We cannot predict the effect that such anti-alcohol regulations may have on our business. For further information, please refer to "Regulation-General".

FACTORS RELATING TO OUR SECURITIES

      THE RELATIVE VOLATILITY AND ILLIQUIDITY OF THE BRAZILIAN SECURITIES MARKETS MAY SUBSTANTIALLY LIMIT YOUR ABILITY TO SELL THE AMBEV SECURITIES AT THE PRICE AND TIME YOU DESIRE.

      Investing in securities in emerging markets, such as Brazil, involves greater risk than investing in securities of issuers from more developed countries and such investments are generally considered speculative in nature. Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

         o changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

         o restrictions on foreign investment and on repatriation of capital invested.

      The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small market capitalization and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the AmBev shares underlying the AmBev ADSs at the price and time you desire. See "The Offer and Listing-Regulation of the Brazilian Securities Market".

      DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES MAY AFFECT THE MARKET PRICE OF AMBEV'S SECURITIES.

      Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. Since the fourth quarter of 1997, the international financial markets experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. For example, the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered securities market volatility in Brazil and other emerging market countries' securities markets. More recently, Argentina has experienced a financial crisis resulting from its difficulties in servicing its large outstanding public debt. Venezuela, Uruguay and Paraguay have also experienced a significant economic downturn. The market value of AmBev's securities may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

      OUR CONTROLLING SHAREHOLDERS ARE ABLE TO DETERMINE THE OUTCOME OF MANY CORPORATE ACTIONS WITHOUT THE APPROVAL OF NON-CONTROLLING SHAREHOLDERS.

      The controlling shareholders of AmBev, ECAP, Braco and the FAHZ together hold approximately 70.92% of AmBev's common shares. In addition, Marcel Hermann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own, indirectly through S-Braco Participacoes S.A. (S-Braco), an investment company indirectly controlled by Messrs. Telles, Lemann and Sicupira, approximately 84.55% of the voting capital of Braco, which, in turn, owns approximately 99.74% of the voting shares of ECAP. Braco and ECAP together with S-Braco, hold approximately 52.45% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement", for a description of these matters.

      The controlling shareholders are able to elect the majority of the members of the Board of Directors of AmBev and generally determine the outcome of other actions requiring the approval of AmBev's shareholders. Under Brazilian Corporate Law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

      AMBEV SHAREHOLDERS MAY NOT RECEIVE ANY DIVIDENDS.

      According to its by-laws, AmBev must generally pay its shareholders 27.5% of its annual net income, as determined and adjusted under Brazilian GAAP (adjusted income). The main sources for these dividends are AmBev's operating subsidiaries, principally CBB. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP; therefore, adjusted income may no longer be available to be paid as dividends. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

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

      As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies (such as dividends) or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilians issuers in respect of securities issued in the international capital markets to date. For more information regarding exchange controls see "-Exchange Controls".

      IF YOU EXCHANGE THE AMBEV ADSS FOR AMBEV SHARES, YOU RISK LOSING SOME FOREIGN CURRENCY REMITTANCE AND BRAZILIAN TAX ADVANTAGES.

      The AmBev ADSs benefit from the certificate of foreign capital registration of The Bank of New York (as depositary) in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York's certificate of foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the AmBev shares. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see "Additional Information-Memorandum and Articles of Association-Restrictions on Foreign Investment" and

      "-Exchange Controls". For a more complete description of Brazilian tax regulations, see "Additional Information-Taxation-Brazilian Tax
Considerations".

      THE AMBEV ADSS HAVE FEWER AND LESS WELL DEFINED SHAREHOLDERS' RIGHTS AS COMPARED TO SHAREHOLDERS' RIGHTS OF SIMILAR U.S. COMPANIES.

      AmBev's corporate affairs are governed by AmBev's by-laws and Brazilian Corporate Law, which may differ from the legal principles that would apply to AmBev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares and ADSs under Brazilian Corporate Law to protect your interests relative to actions taken by AmBev's Board of Directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

      Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets may not be as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, potentially causing disadvantages to holders of the AmBev shares and ADSs. Corporate disclosures may be less complete or informative than what may be expected of a U.S. public company.

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

FACTORS RELATING TO THE NOTES, THE GUARANTY AND THE INSURANCE POLICY

      POSSIBLE EXTENSION OF THE EXPECTED MATURITY OF THE NOTES.

      Under the terms of the U.S. $500 million 10 1/2% notes due 2011 and the indenture under which the notes were issued, if, on the expected maturity date for the notes, the insurance policy issued in respect of the notes and the guaranty is in effect or certain funds are on deposit in the reserve account and certain specified events have occurred and are continuing relating to the imposition of currency exchange controls in Brazil, the date for the repayment of the notes will automatically be extended until the earlier to occur of (i) twenty-four calendar months from the expected maturity date; (ii) the latest date for which funds are available in the reserve account or under the letter of credit and under the insurance policy to pay interest on the notes; or (iii) the thirtieth day after any such currency exchange control event has ended. Accordingly, you should not rely, in making your investment decision, on receiving repayment in full of the notes on the initial expected maturity date.

      Any such extension of the expected maturity date could, depending on changes in the financial conditions of CBB, ultimately affect the ability of the noteholders to receive all amounts due to them under the notes and the indenture.

      POSSIBLE LIMITATIONS OF AMBEV'S OBLIGATIONS UNDER THE GUARANTY.

      AmBev entered into a guaranty in support of CBB's obligation under the notes and the indenture. Our obligation to guarantee the payment of amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to some limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

      AmBev has the right under certain limited circumstances to defer making payments required under the guaranty for a period of up to twenty-four months. In such event, noteholders will be required to wait until the end of such deferral or suspension period to receive payment on the notes. We cannot assure you that AmBev will not experience financial difficulties during such period or whether at the end of such period that it will be able to make any or all required payments under the guaranty.

      JUDGMENTS OF BRAZILIAN COURTS ENFORCING OUR OBLIGATIONS UNDER THE NOTES, THE INDENTURE OR THE GUARANTY WOULD BE PAYABLE ONLY IN REAIS.

      If proceedings were brought in Brazil seeking to enforce our obligations under the notes, the indenture, or the guaranty, we would not be required to discharge our obligations in a currency other than reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Brazilian currency, which is payable in Brazil, may be satisfied in Brazilian currency at the rate of exchange, as determined by the Central Bank, in effect on the date of payment.

      A FINDING THAT THE GUARANTY EXECUTED BY AMBEV WAS A FRAUDULENT CONVEYANCE COULD RESULT IN NOTEHOLDERS LOSING THEIR LEGAL CLAIM AGAINST AMBEV.

      CBB's obligation to make payments on the notes is supported by AmBev's obligation under the guaranty to guarantee payments by CBB on the notes. AmBev has been advised by its United States counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York. AmBev has been advised by its general counsel that the guaranty has been duly authorized under the laws of Brazil and is valid, binding and enforceable against AmBev in accordance with its terms. The obligations of AmBev under the guaranty could be avoided, or claims in respect of the guaranty could be subordinated to the claims of the creditors, in the event that U.S. Federal or state fraudulent conveyance or similar laws are applied to the guaranty, and the guarantor, at the time it entered into the guaranty:

         o was or is insolvent or rendered insolvent by reason of its entry into the guaranty;

         o was or is engaged in business or transactions for which the assets remaining with AmBev constituted unreasonably small capital; or

         o intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and

         o received or receives less than reasonably equivalent value or fair consideration.

      Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by AmBev as a result of CBB's issuance of the notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the notes would not have a claim against AmBev under the guaranty and will solely have a claim against CBB. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the guaranty.

      CONTROLS AND RESTRICTIONS ON FOREIGN CURRENCY REMITTANCE COULD IMPEDE OUR ABILITY TO MAKE PAYMENTS UNDER THE NOTES AND THE GUARANTY.

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

      As a result, the Brazilian government may in the future (i) restrict companies such as CBB and AmBev from paying amounts denominated in foreign currencies (such as the notes and the guaranty) or (ii) require that any such payments be made in reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund, and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments of external debt.

      The Brazilian government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies, other than in connection with certain authorized transactions including, among others, timely payments by CBB on the notes and payments by AmBev under the guaranty. We cannot assure you that mechanisms for the transfer of reais and conversion into U.S. dollars will continue to be available at the time we are required to perform our obligations under the notes and the guaranty or that a more restrictive control policy, which could affect our ability to make payments under the notes and the guaranty in U.S. dollars, will not be instituted in the future. If such financial mechanisms are not available, we will have to rely on a special authorization from the Central Bank to make payments under the notes and the guaranty in U.S. dollars. We cannot assure you that any such Central Bank approval would be obtained or that such approval would be obtained on a timely basis.

      In the event that no such additional authorizations are obtained or obtainable from the Central Bank for the payment by CBB or AmBev of amounts owed under the indenture, the notes or the guaranty, as the case may be, CBB or AmBev may be able to lawfully pay the amounts due under the notes or the guaranty through an international transfer of reais. Through the international transfer of reais mechanism, payments made in reais by CBB or AmBev will be deposited in non-resident accounts held by foreign financial institutions, which would then purchase U.S. dollars through the Brazilian floating currency market and remit U.S. dollars to the relevant agent for payment of the notes. See "*Exchange Rate Information" and "*Exchange Controls". No assurance can be given that the international transfer of reais or the floating market will remain legally or commercially available to Brazilian residents.

      As of February 1, 1999, the floating market and commercial market were unified and Brazilian banks adopted the same rates, leading to a convergence in the pricing and liquidity of both markets. Consequently, while there is still a regulatory distinction between the two markets, as of the date of this prospectus there is no practical distinction between the commercial market and the floating market.

      BOOK-ENTRY REGISTRATION.

      Because transfers and pledges of global notes can be effected only through book entries at DTC, the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly, or indirectly through Euroclear or Clearstream, to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

      SUBORDINATION TO CERTAIN STATUTORY LIABILITIES.

      Under Brazilian law, AmBev's and CBB's respective obligations under the guaranty, the notes and the indenture are subordinated to certain statutory preferences. In the event of our bankruptcy, such statutory preferences, such as claims for salaries, wages, social security and other taxes, court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the guaranty.

      POSSIBLE VOLUNTARY CANCELLATION OF THE INSURANCE POLICY AND THE LETTER OF CREDIT AND REFUNDING OF AMOUNTS ON DEPOSIT IN THE RESERVE ACCOUNT.

      Subject to certain conditions relating to the rating of the notes, CBB may request the trustee to cancel the insurance policy, refund all amounts on deposit in the reserve account and allow the letter of credit to be cancelled after the third anniversary of the closing date. Any such cancellation and withdrawal may significantly affect the ability of note holders to receive payments under their notes during a currency exchange control event occurring after any such cancellation, withdrawal and refund.

      LIMITED FINANCIAL INFORMATION CONCERNING THE INSURER.

      The rating of the notes is in part based on the availability of the insurance policy to cover certain risks related to inconvertibility or non-transferability of amounts which may be paid by CBB and AmBev under the indenture, the notes and the guaranty in the event that the Brazilian government imposes limitations on the conversion of reais to U.S. dollars. No financial information concerning Steadfast Insurance Company, the insurer that issued the insurance policy related to the notes, is included in this annual report, but statutory financial statements are available from the Delaware insurance authorities. The insurer's financial obligations are subject to pooling arrangements with its parent and certain of its affiliates, which arrangements depend on the financial condition of these entities. No financial information concerning these entities is included herein. Any decline in the financial condition of the insurer or any of these companies (including as a result of events similar to those arising from the recent terrorist acts in the United States, or any insolvency or similar proceedings) may impair the ability of the insurer to pay claims under the insurance policy and could result in a downgrade of the rating of the notes. Accordingly, you should take into account the unavailability of information on the insurer, its parent and affiliates in making a decision with respect to the notes.

      LIMITATION ON AMOUNT OF COVERAGE UNDER THE INSURANCE POLICY.

      The insurance policy has a policy payment limit in U.S. dollars which corresponds to the amount of scheduled interest due on the notes for twelve months. Combined with the amounts on deposit in a reserve account or available under the letter of credit, the amounts available to the trustee from the insurance policy should be sufficient to cover the payment of interest due on the notes for up to four interest payment periods. If for any reason any currency exchange control event were to continue for a period longer than twenty-four months (four consecutive interest payment periods) during which time CBB or AmBev would otherwise be required to make payments to the trustee on behalf of the noteholders under the notes or the guaranty, a default may occur on the notes. In such cases, noteholders may, in certain circumstances be required to accept reais in satisfaction of the CBB's and AmBev's obligation to make payments to the trustee under the notes and the guaranty regardless of whether such reais are then convertible into U.S. dollars or any other currency.

      CONDITIONAL NATURE OF THE INSURER'S OBLIGATION TO PAY UNDER THE INSURANCE POLICY.

      The insurer's obligation to make payments under the insurance policy is subject to certain conditions, limitations and exclusions including, but not limited to:

         o the requirement that CBB or AmBev either attempt and fail to convert reais to U.S. dollars or attempt and fail to transfer U.S. dollars from Brazil to the trustee in New York;

         o certain events causing the failure of CBB to pay under the indenture or AmBev to pay under the guaranty, as the case may be, continuing for the entire 180-day waiting period under the insurance policy;

         o the filing by the trustee, as the insured party under the insurance policy, of a claim with the insurer; and

         o the provision of certain information by the trustee, CBB and AmBev to the insurer within the time periods proscribed by the insurance policy in connection with the filing of the claim with the insurer.

      The failure to satisfy any such condition, if not waived by the insurer, may result in the insurer not being obligated to make any payment on the insurance policy.

      In addition, the insurer may in certain circumstances cancel the insurance policy, exclude the payment of a claim thereunder and adjust the amount of a claim under the insurance policy.

      LIMITATION ON TIMING OF PAYMENTS UNDER THE INSURANCE POLICY.

      The insurance policy requires that the insurer make payments in respect of a claim thereunder 180 days after the original payment schedule for principal of, and interest on, the notes. Accordingly, in the event of an acceleration of the notes prior to the maturity thereof during certain events, the insurer will not be obligated to make such payments in the event of any such acceleration.

Information on the Company


                     BRAZILIAN BEVERAGE INDUSTRY OVERVIEW

      THE MARKET

      Brazil has a current population of approximately 176 million and
3.3 million square miles of territory. According to the Brazilian Institute of Geography and Statistics (IBGE), the Brazilian economy grew by 1.5% in 2002. The Brazilian beer market is the fourth largest in the world and the largest in Latin America, with annual consumption of 85 million hectoliters in 2002, according to Euromonitor. The Brazilian soft drinks market, with 117 million hectoliters of consumption in 2001, is the third largest in the world according to PepsiCo1. According to the IBGE, the Brazilian market has a large and youthful consumer base, with 35% of the Brazilian population under the age of
18. These factors, together with the effects of an unequal regional income distribution presents significant opportunities for growth in the Brazilian beverage market.

      POLITICAL AND ECONOMIC ENVIRONMENT

      The political and economic environment in Brazil has and will continue to have a significant effect on the profitability of Brazilian beverage producers. The Brazilian economy experienced rapid growth immediately following the introduction of the Real Plan in July 1994, particularly in the consumer sector. The Real Plan succeeded in lowering inflation and stimulating growth. However, by late 1998, the Brazilian economy's growth had slowed, and was aggravated by a significant currency devaluation in January 1999. Gross domestic product (GDP) grew at rates of only 0.1% and 0.8% in 1998 and 1999, respectively. The economic slowdown resulted in generally flat demand in the Brazilian beverage industry from 1996 through 1999. Renewed consumer confidence in 1999 and 2000 resulted in GDP growth of 4.4% in 2000. Energy rationing caused by water shortages in 2000 and 2001 and the political and economic crisis in Argentina, which accelerated during the second half of 2001, had an adverse effect on market confidence and consumer spending. These factors together with the global economic slowdown and the events of September 11, 2001 in the United States, contributed to the reduction in economic growth in Brazil to 1.4% in 2001.

      At the end of 2002, Brazil elected a new president from the Workers Party, Luiz Inacio Lula da Silva. In the period leading up to, and subsequent to, his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of the macro-economic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. In 2002 GDP grew by 1.5%, according to IBGE.

      Although the new government has not departed in any material way from previous policies, the current high levels of inflation and interest rates continue to impact consumer spending.






------------------------
1 PepsiCo has not yet released market information for the 2002 claendar year.
We have therefore based our market analysis on 2001 information for soft drinks.

THE BRAZILIAN BEER MARKET

      FOURTH LARGEST MARKET IN THE WORLD


      Brazil is the largest beer market in Latin America. The following table shows the ranking of beer consumption per country in selected markets in 2002:

COUNTRY                                2002 ANNUAL CONSUMPTION
-------                                -----------------------
                                       (millions of hectoliters)
China..................................242
United States..........................237
Germany................................98
Brazil.................................85
Japan..................................70
Mexico.................................52
Venezuela..............................20
Colombia...............................13
Argentina..............................11

-------------------
Source:  Euromonitor International, Inc. "World Market for Beer Report, 2002"

      LOW PER CAPITA BEER CONSUMPTION.

      Beer is the second most popular drink category in Brazil after soft drinks. However, per capita beer consumption in Brazil is relatively low compared to many other large markets, mainly due to the unequal regional income distribution the Brazilian population. Per capita consumption of beer has been relatively stable since 1995 despite declines in real wages and attempts to access the lower income segments of the population. Per capita consumption of beer in Brazil was approximately 49 liters per annum in 2002, and ranks 29th according to Euromonitor. The following table sets forth the world ranking in terms of per capita beer consumption rate in selected countries in 2002:

COUNTRY                                2002 ANNUAL CONSUMPTION
-------                                -----------------------
Germany................................119
United States..........................85
Venezuela..............................79
Mexico.................................51
Brazil.................................49
Russia.................................48
Argentina..............................30

--------------------
Source:  Euromonitor International, Inc. "World Market for Beer Report, 2002"

      CHANNELS

      Brazilian beverages sales are distributed through several points of sales, demonstrated by the fact that AmBev serves approximately one million points of sale. On-premise sales (particularly through bars and restaurants) dominate the market and have the highest margins. Off-premise sales, mainly through supermarkets, are highly price-sensitive, with cans as the predominant packaging through this channel. Channel mix has been stable in the last few years, with supermarkets representing approximately 31% of the market in 2002, according to Nielsen.

      PREVALENCE OF RETURNABLE PACKAGING.

      The main packaging in bars and restaurants are 600 ml returnable bottles. According to Nielsen, they represented approximately 70% of beer sales in 2002, with the remaining 30% being sales of one-way packagings, including non-returnable bottles and cans, sold mainly in supermarkets. As on-premise beer sales are typically delivered in returnable bottles, the capital expenditures and the commitments necessary to develop an efficient bottling operation remain a significant barrier to entry in the Brazilian beverage industry.

      PRICING.

      Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Beer sales volume is heavily influenced by pricing. Key factors used in determining retail price for beer include brand preference, national and/or local price promotions offered by manufacturers, whether consumption takes place on or off-premise, the category of product, whether the packaging is returnable or non-returnable, the desired profit margins and the geographical location of the retailer.

      The following table shows our estimate of the breakdown of the average retail price of beer paid by Brazilian consumers for our products in 2002:

Manufacturers.......................................................     31%
Distributors........................................................     10%
Retailers...........................................................     32%
Taxes...............................................................     27%
                                                                        -----
Total...............................................................    100%

-------------------
Source:  Company Information

      SEASONALITY.

      Sales of beer in Brazil and AmBev's other principal markets are seasonal, with stronger sales in the early summer. This is demonstrated by the following table, which sets forth our sales by quarter in Brazil for the years indicated:

                                          YEAR ENDED DECEMBER 31,
                                          -----------------------
                                        2002   2001   2000(1) 1999(2)
                                        ----   ----   ------  -------
                                         (millions of hectoliters)

First quarter.......................... 13.3    15.2    14.3    10.0
Second quarter......................... 12.9    13.1    13.0     8.7
Third quarter.......................... 13.6    13.3    13.7     9.4
Fourth quarter......................... 18.2    17.4    18.2    12.4
                                       ------  ------  ------  ------
Total.................................. 58.0    59.0    59.2    40.6
                                       ------  ------  ------  ------
                                       ------  ------  ------  ------

--------------
Source: Company figures.

Amounts may not add due to rounding.

(1) Includes Antarctica sales and excludes sales of Bavaria.

(2) Sales of Brahma only.

      Our fiscal and accounting year-end falls in the middle of the Brazilian and South American summer. As a result of increased consumer demand at this time, our working capital is seasonally inflated.

Certain key global competitors with operations predominantly within the Northern hemisphere, who also have December year-ends, typically experience below annual average consumption patterns at that time. Their working capital trends will therefore be affected inversely.

      TAXATION

      Brazilian beverage producers operate in a relatively unfavorable tax environment, which results in higher beverage prices to consumers. In 2002, the average excise and value-added taxes (IPI and ICMS) applicable to sales of beer paid by beer producers, distributors and retailers in Brazil would hypothetically equal 77% of AmBev's net sales.

      Brazilian taxes on beer products include:

      o IPI - a federally imposed excise tax on industrialized products, which is a fixed amount based on units sold, varies depending on the size and packaging of the product, and is levied based on the FOB sales price of the product.

      o ICMS - a state value-added tax. In the beverage industry, the producer has the obligation of collecting the distributor's and the retailer's tax debt portion. The ICMS is package-specific (in most states-21 out of 27), varies depending on size and packaging, and is levied based on a tax rate applied to the consumer price (each state has a different tax rate).

      o   COFINS-a federally imposed 3.0% tax on revenues; and

      o PIS - a federally imposed 1.65% tax on revenues, calculated as the balance between 1.65% of gross revenues less 1.65% of the sum of purchases of raw material, packaging and equipment. This was enacted in law in December 2002 through Law No. 10,637/2002. It is collected through a system similar to VAT, whereby the tax is deductible and chargeable through the supply chain.

            To partially mitigate these high tax rates, many states in Brazil offer attractive sales tax deferral programs to attract investments to their regions. See "Operating and Financial Review and Prospects - Sales tax deferrals and other tax credits" and "Key Information - Risk Factors
      - The pending tax reform in Brazil may increase our tax burden".

THE BRAZILIAN SOFT DRINK MARKET

      THIRD LARGEST MARKET IN THE WORLD.

      Brazil's soft drink market is currently the second largest in Latin America and the third largest in the world in terms of sales volume, with approximately 117 million hectoliters sold in 2001, according to PepsiCo. The following table shows estimated soft drink consumption in selected countries in 2001:

COUNTRY                     ANNUAL CONSUMPTION          ANNUAL CONSUMPTION
-------                     ------------------          ------------------
                          (millions of hectoliters)   (millions of 8 oz. cases)
United States.............497                                8,755
Mexico....................138                                2,423
Brazil....................117                                2,062
Germany...................71                                 1,248
China.....................68                                 1,202
Great Britain.............56                                  993

--------------
Source:  PepsiCo

      SOFT DRINK CONSUMPTION.

      Brazilian soft drink consumption grew considerably in the 1990s but has remained relatively stable in the most recent years, according to Nielsen. For the same demographic reasons as for beer consumption, per capita consumption of soft drinks remains low at 66.5 liters in 2001, according to PepsiCo. The following table, which shows per capita consumption in selected countries in 2001, demonstrates that Brazil's per capita consumption remains relatively low:

                                                             2001 LITERS PER
COUNTRY                                                        PERSON / YEAR
-------                                                      ---------------

United States...........................................          175.6
Mexico..................................................          133.1
Great Britain...........................................           93.7
Germany.................................................           84.6
Brazil..................................................           66.5
China...................................................            5.3

--------------
Source:  PepsiCo

      FLAVORS.

      The Brazilian soft drinks market is primarily composed of Colas and flavored soft drinks. The principal competitor of the Colas is Guarana, a Brazilian soft drink based on a tropical berry-like fruit that grows in the Amazon rainforest. The flavors segment has grown significantly in market share in recent years, mainly due to low price manufacturers, called B-Brands. Since 1999, the market has successfully developed strategies to halt the growth of B-Brands, including pricing policies and advertising. New flavors such as apple, citrus and strawberry have also been introduced in the previous years by low price manufacturers. In 2002, The Coca-Cola Company launched a flavored line extension using the Fanta brand.

      The following table sets forth the percentage of total carbonated soft drink sales volume by flavor in Brazil during the periods indicated:

                                         YEAR ENDED DECEMBER 31,
                                      ----------------------------------
FLAVOR                                 2002     2001     2000     1999
--------------------------            ------  -------   ------  --------
                                                     (%)
Guarana........................        27.7     28.3     28.1     29.2
Cola...........................        44.3     43.9     42.9     42.3
Others.........................        28.0     27.8     29.0     28.5

Source: Nielsen

      PACKAGING.

      Non-returnable packaging, such as cans and plastic bottles (Pet), are the principal containers in the Brazilian soft drinks market, representing 88.9% of the packaging used for soft drinks in 2002. The introduction of plastic bottles, specifically the 2-liter PET, has been the principal innovating factor in the sector in the last 10 years, leading to a change in the category dynamic by dropping price per liter and facilitating the entry and development of new regional low-price competitors, which together represented approximately one third of the total market in 2002. While the introduction of non-returnable packaging required relatively low investments for the development of an efficient bottling operation and distribution network, resulting in consumption increase, it is also a less profitable type of packaging, resulting in lower industry margins.

      CHANNELS.

      Due to the price-sensitivity of the market in soft drinks, and the migration in the packaging toward low cost non-returnable plastic bottles, the channels through which soft drinks are sold in Brazil have also changed migrating toward off-premise. According to Nielsen, in 2002 approximately 23.9% of Brazilian soft drink sales were made on-premise (bars and restaurants), with the remaining 76.1% being off-premise, predominantly in supermarkets.

      PRICING.

      There are no government-imposed price controls on the wholesale or retail prices of soft drinks since 1990. AmBev's pricing strategy has been and will continue to be to narrow the price gap between our brands and the market leader brands, through initiatives to improve our revenue management.

      The following table shows our estimate of the breakdown of the average retail price of soft drinks paid by Brazilian consumers for our products in 2002:

Manufacturers...............................................       32%
Distributors................................................       10%
Retailers...................................................       37%
Taxes.......................................................       21%
                                                                 ------
Total.......................................................      100%

-------------
Source:  Company estimates

      SEASONALITY.

      As with beer, soft drink sales in Brazil and in AmBev's other principal markets are seasonal, although seasonal variations in soft drink sales tend not to be as strong as seasonal variations in beer sales. The following tables set forth AmBev's quarterly sales for the years indicated in millions of hectoliters in Brazil:

                                           YEAR ENDED DECEMBER 31,
                                        -----------------------------
                                        2002     2001     2000(1)     1999(2)
                                       ------   ------   ---------   ---------
                                              (Millions of hectoliters)
First quarter..........................  4.4      4.7       4.1         2.5
Second quarter.........................  4.1      4.0       3.7         1.8
Third quarter..........................  4.0      4.4       3.9         1.8
Fourth quarter.........................  5.7      5.4       5.3         2.4
                                        ------   -----     -----       ------
Total.................................. 18.2     18.5      17.1         8.5
                                        ------   -----     -----       ------
                                        ------   -----     -----       ------

----------------
Source: Company Figures

(1)Includes Brahma and Antarctica sales.
(2)Sales of Brahma only.


We focus on our core soft drink brands, Guarana Antarctica and Pepsi. In
2002 we expanded the Pepsi brand portfolio to include Pepsi Twist (a cola soft drink with natural lemon juice), which has been well received by consumers. The following table illustrates the market shares of our leading soft drink brands (regular and diet) during the periods indicated:

                                       YEAR ENDED DECEMBER 31,
                                        2002     2001       2000
                                         (% of market share)

Guarana Antarctica..................    7.9      8.0       7.9
Sukita.................................  1.0      1.5       1.5
Pepsi-cola.............................  3.9      4.3       4.3
Pepsi Twist............................  1.2      0.0       0.0
Others.................................  2.0      3.1       3.4
Total                                   16.0     16.9      17.1
--------------
Source: Nielsen

      Our Antarctica portfolio includes Guarana Antarctica (regular and diet version), Soda Limonada Antarctica (regular and diet version) and Tonica Antarctica (regular and diet version). Our Pepsi portfolio includes Pepsi Cola, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Teem and Seven Up. Our Brahma portfolio includes Sukita, Sukita Light, Guarana Brahma (regular and diet version), Limao Brahma and Tonica Brahma.

      TAXATION.

      As is the case with beer sales, sales of soft drinks in Brazil are subject to a high level of taxation, which results in substantially higher prices to consumers. See "- The Brazilian Beer Market-Taxation". The overall level of taxation in soft drinks is similar to beer, however, the IPI rate on soft drinks that contain natural fruit juice or vegetable extract is reduced by 50%. In 2002, the average excise and value-added taxes (IPI and ICMS) applicable to sales of soft drinks paid by producers, distributors and retailers in Brazil would hypothetically equal approximately 55% of AmBev's net sales.

THE BRAZILIAN NON-ALCOHOLIC AND NON-CARBONATED (NANC) MARKET

      NANC CONSUMPTION.

      The Brazilian NANC market consists primarily of powdered juice, bottled water, concentrated juice, ready-to-drink (RTD) juice, ready-to-drink tea, isotonic sport drinks, energy drinks and coconut water, both natural and industrialized. The Brazilian NANC market has grown at an annual compounded rate of 9% per year from 1999 to 2002, according to Nielsen, but it still represents less than half of the Brazilian soft drinks market. The following table sets forth the estimated consumption, by category, in Brazil, during the periods indicated:


                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------
                                           2002       2001        2000        1999
                                        --------   --------     -------      --------
                                                   (Millions of hectoliters)

Water..............................       12.5      11.1          10.0        9.6
Ready-to-drink teas................        0.5      0.4           0.4         0.3
Isotonics..........................        0.3      0.3           0.3         0.4
Powdered juice.....................       21.5      18.8          17.0        16.5
Concentrated juice.................        6.2      5.8           5.7         5.5
Ready-to-drink juices..............        1.6      1.2           0.8         0.7
                                        --------   --------     -------      --------
Total..............................      42.6       37.6         34.2         33.0
                                        ========   ========     =======      ========

----------
Source: Nielsen

      Our NANC segment includes sales of mineral water, isotonic sport drinks and iced tea, which we sell and distribute through our beer distribution networks.

      According to Nielsen, the Brazilian water market consumption totaled 12.5 million hectoliters in 2002. In May 2001, we acquired 100% of the capital stock of Pilcomayo Participacoes S.A. (Pilcomayo), which controls 100% of
Fratelli Vita Bebidas Ltda. (Fratelli Vita). The latter produces and markets the Fratelli Vita brand of mineral water.

      The isotonic beverage market is relatively new to Brazil, and the total consumption in 2002 was approximately 0.3 million hectoliters, according to Nielsen. Fratelli Vita also produces the Marathon brand of isotonic sports drinks, the second most popular brand in this market, with a 14.2% market share by volume in 2002, according to Nielsen. In December 2001, we extended our franchise agreement with Pepsi and incorporated the Gatorade brand into our portfolio. This agreement, which expires in 2017, is an extension of AmBev's current agreement with PepsiCo, signed in 1997, to produce and distribute Pepsi products in Brazil. This partnership reinforces AmBev's strategic target to grow its non-alcoholic beverages business. As of January 2002, we began producing and distributing Gatorade to supermarkets. Gatorade is the leading brand in this segment with an 80.5% market share. In November 2002, we introduced a line extension - Gatorade Fierce - in three cities. Gatorade Fierce is a strong colored isotonic drink, targeting the teenager market. For information on the CADE investigation into our Gatorade agreement, see "Consolidated Financial Statements and Other Financial Information-Legal Proceedings-Joint Ventures and Alliances".

      The Brazilian iced tea consumption was approximately
0.5 million hectoliters in 2002, according to Nielsen. We participate in the Brazilian iced tea market through a joint venture with Unilever Brasil Ltda. (Unilever Brasil), under which we have the exclusive right to sell Lipton brand iced tea in Brazil. This brand is the market leader in the iced tea segment, with an estimated market share of 44.4% in 2002, according to Nielsen. Our principal competitor in this market is Mate Leao, with a market share of 30.3% in 2002, according to Nielsen. In 2002, the Coca-Cola Company, through an agreement with Nestle, introduced Nestea iced tea, which reached 8.1% market share in 2002.

      SEASONALITY.

      As with beer and soft drink sales in Brazil, NANC sales are seasonal. The patterns of seasonality for NANC are similar to those of beer. The following table sets forth our quarterly sales volumes for the years indicated in Brazil in thousands of hectoliters:

                                              YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------
                                           2002       2001        2000        1999
                                        --------   --------     -------      --------
                                                 (thousands of hectoliters)
First quarter..........                   433         225         140         152
Second quarter.........                   319         159         111         85
Third quarter..........                   277         187         114         111
Fourth quarter.........                   404         271         194         138
                                        --------   --------     -------      --------
Total..................                 1,434         842         560         484
                                        --------   --------     -------      --------
                                        --------   --------     -------      --------

----------------
Source:  Company Figures

                            AMBEV BUSINESS OVERVIEW

HISTORY AND DEVELOPMENT OF THE COMPANY

      See "Background on the Company-History and Development of the Company".

OVERVIEW

      We are the largest brewer in Latin America in terms of volumes and the fifth largest beer producer in the world, according to Euromonitor. We produce, distribute and sell beer, soft drinks and other beverage products primarily in Brazil, but also in Argentina, Venezuela, Uruguay and Paraguay. We are also one of the largest Latin American soft drink producers and sole distributor of Pepsi beverage products in Brazil. The balance of our business is comprised primarily of sales of other beverage products, including water, isotonic sport drinks, iced tea and other products. Our initial acquisition of a 40.475% interest in Quinsa has expanded our interest in Argentina and other Latin American markets, such as Bolivia and Chile. See "-Acquisition of Interest in Quinsa". The initial acquisition was only completed on January 31, 2003 and did not have an impact on our results for the year ended December 31, 2002. Consequently, the analysis below does not include Quinsa.

      In 2002, our brands accounted for an average of 68.4% of the Brazilian beer market, according to Nielsen. Our aggregate beer and soft drink production capacity is 127.0 million hectoliters per year. In 2002, we utilized 69.3% of our beer and 46.9% of our soft drink capacity in Brazil and recognized consolidated net sales of R$ 7,325.3 million compared to R$ 6,525.6 million in 2001. Our total annual beer production capacity is 89.7 million hectoliters, of which 84.4 million hectoliters is in Brazil, 2.5 million hectoliters is in Argentina, 2.2 million hectoliters is in Venezuela, 0.3 million hectoliters is in Uruguay and approximately 0.3 million hectoliters in Paraguay. For the year ended December 31, 2002, net sales from our beer operations were R$5,942.7 million, accounting for 81.1% of our consolidated net sales. The following table sets forth the 2002 ranking based on volume market shares of our leading brands:


                                                                  2002
-------------                                             ---------------------
BRAND                                                        BRAZILIAN RANKING
-------------                                             ---------------------

Skol Pilsen.........................................              1st
Brahma Chopp........................................              2nd
Antarctica Pilsen...................................              4th

____________________
Source:  Nielsen 2002

      In December 2002, we had a 16.0% market share of the Brazilian soft drink market, according to Nielsen. Our soft drink production capacity is 37.3 million hectoliters, which includes the production of proprietary and Pepsi soft drinks. Our principal soft drink brands include our proprietary brands Guarana Antarctica and Sukita, which together accounted for 52.5% of our soft drink sales volume in 2002. In addition, through our strategic alliance with PepsiCo, we are its sole bottler in Brazil and produce and distribute some of Pepsi beverage products, which accounted for 34.7% of our soft drink sales volumes in 2002. In total, we sold 18.2 million hectoliters of soft drink in 2002. For the year ended December 31, 2002, net sales from soft drink operations were R$1,096.2 million, accounting for 15.0% of our consolidated net sales.

      The remainder of our consolidated net sales is composed primarily of the sale of by-products, but also includes sales of non-carbonated non-alcoholic beverages, including isotonic sport drinks Gatorade and Marathon, Fratelli Vita mineral water and Lipton Ice Tea.Other net sales as of December 31, 2002 totaled R$286.3 million, or 3.9% of our consolidated net sales, of which NANC accounted for R$ 132.1 million, or 1.8%.

      We have an extensive distribution network for the sale and distribution of our products, including currently a network of approximately 400 independent third-party distributors. For the year ended December 31, 2002, third party distributors accounted for 66.1% of our sales, while our direct distribution system accounted for 33.9% of our sales volume for the same period.

OUR PRODUCTS AND BRANDS

      We produce beer, soft drinks and other beverage products, including isotonic sport drinks, iced tea and water. For the year ended December 31, 2002, approximately 81.1% of our net sales consisted of domestic and international beer sales and approximately 15.0% consisted of soft drink sales. The following table sets forth our aggregate sales volumes of beer, soft drinks and NANC during the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                                       ------------------------------------
                                         2002         2001          2000
                                       --------    ---------      ---------
                                             (millions of hectoliters)
Beer (Brazil)............                58.0         59.0         59.3(2)
Beer (International).....                 3.9          3.3          2.9
Soft Drinks..............                18.2         18.4         17.2
NANC(1)..................                 1.4          0.8          0.6

------------
Source: Company Information

(1) Component of the "Others" segment.
(2) Includes Antarctica sales and excludes sales of Bavaria.

      The following table sets forth, as a percentage of total sales, our revenue breakdown for beer, soft drinks and NANC during the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                                       ------------------------------------
                                         2002         2001          2000
                                       --------    ---------      ---------
                                                 (% of revenues)
Beer (Brazil)............                 75.7        73.9         77.0(1)
Beer (International).....                  5.4         6.4          4.6
Soft Drinks..............                 15.0        14.8         16.2
Other....................                  2.1         3.9          1.0
NANC.....................                  1.8         1.0          1.2

-----------
Source: Company Information

(1) Includes Antarctica sales and excludes sales of Bavaria.

      BRAZILIAN BEER.

      Beer is our core business and the largest contributor to our net sales. For the year ended December 31, 2002, Brazilian beer sales accounted for 75.7% of our net sales, totaling R$5,546.4 million and with sales volumes of
58.0 million hectoliters.

      Core brands

      Our beer brands are divided into three main beer brand portfolios: Skol, Brahma and Antarctica. Each of these portfolios offers a variety of beers, including pilsner, lager, dark and non-alcoholic beers. Skol Pilsen, Brahma Chopp and Antarctica Pilsen, which are all standard pilsen beers, are our core products and the flagship products of their respective brand portfolios. Our beer products are distributed through our Skol, Brahma and Antarctica third-party distribution networks, as well as through our own direct distribution network.

      Premium brands

      The remainder of our beer sales is attributable to premium brands, all of which are also proprietary brands, with the exception of licensed brands Miller and Carlsberg. Bohemia is the leading premium brand in Brazil growing from 0.6% of volume market share in 2001, before its relaunch, to 2.1% in December 2002, according to Nielsen. The development of this brand constitutes a significant step to growing the super premium segment in Brazil, which represented 5% of industry volumes and 7% of the share of value in Brazil, as of January 2003.

      In October 2002, we launched Skol Beats, another brand introduced to develop the super-premium segment. This pilsen beer portfolio extension has a higher alcohol content and is sweeter than mother-brand Skol Pilsen. The initial launch was concentrated in Sao Paulo, Rio de Janeiro and Minas
Gerais and the roll-out for the whole country was performed in March 2003.

      The following table sets forth the market shares of our principal beer brand portfolios by volume in Brazil:

BRAND                                      YEAR ENDED DECEMBER 31,
------------                            -----------------------------
                                             2002           2001
                                          ---------      ----------
                                               (% market share)
Skol....................................     32.7           31.8
Brahma..................................     21.0           22.4
Antarctica..............................     13.4           14.4

------------
Source:  Nielsen


      Our Skol portfolio includes Skol Pilsen, Skol Beats and Carlsberg, which are pilsen beers, and Caracu, which is a dark beer.

      Our Brahma portfolio includes Brahma Chopp and Miller Genuine Draft, which are pilsen beers and Malzbier, which is a dark beer, Brahma Extra, a strong-flavored pilsen beer, and Chopp da Brahma, which is a draft beer.

      Our Antarctica portfolio includes Antarctica Pilsen, Bohemia, Antarctica Pilsen Extra, Polar Export, Serramalte, Antarctica Original, Antarctica Pilsen Extra Cristal and Antarctica Pilsener Chopp, which are pilsen beers, Antarctica Malzbier and Antarctica Pilsener Chopp Escuro, which are dark beers, Polar Export, which is a lager beer, and Kronenbier, which is an alcohol-free beer.

      PACKAGING

      The majority of our beer is sold in 600 milliliter returnable glass bottles. In order to maximize sales and per capita consumption of our products, we analyze sales data on a regular basis in an effort to develop a mix of product presentations that best satisfies our consumers. The following table sets forth the historical presentations for our beer products by volume:

PRESENTATION                                    YEAR ENDED DECEMBER 31,
                                              ------------------------------
                                                  2002      2001     2000
                                              ----------  ------- ----------
                                                       (% volume)
Returnable glass bottles.......................   68%       67%       70%
Cans...........................................   26        27        25
Non-returnable glass bottles...................    3         3         4
Barrels (draft beer)...........................    2         2         2
Others.........................................    1         1         -
-------------
Source: Company Information

      Beverage sales in non-returnable packages are less profitable. Cans are particularly popular with supermarket vendors, primarily because of the need to allocate additional space to store returnable bottles.

      INTERNATIONAL BEER

      TRADITIONAL MARKETS

      For the year ended December 31, 2002, international beer sales accounted for 5.4% of our net sales, totaling R$ 396.3 million, and with sales volumes of
3.9 million hectoliters. Our market share in Argentina grew to 17.3% in December 2002 from 16.6% in December 2001, despite an extremely unfavorable macro-economic scenario. Our market share in Venezuela benefited from the expansion of direct sales, which represent nearly 80% of the total sales volume. The successful launch of Brahma Light in 2001 has also contributed to increase our market share in Venezuela. AmBev's Uruguayan brands Nortena and Patricia accounted for 46.6% of the Uruguayan market in December 2002, and after a full year in Paraguay, our market share reached 22.1% in December 2002.

      Direct sales represented 55% of our total international sales in 2002. This sale structure allows for consistent execution improvement at the point of sale. Together with our sales execution, we increased the number of sub-zero coolers placed at strategically located points of sale from 4,667 in 2001 to 8,161 in 2002.

      We have also focused on improving the efficiency of our facilities and sales forces. During 2002, the Lujan brewery in Argentina was awarded the 2002 AmBev quality award, competing against all the international operations of AmBev. In Brazil the Agudos plant earned this award. Furthermore, our direct sales and distribution operations competed in the AmBev quality program for Brazil with excellent results.

      In January 2003, our initial acquisition of an interest in Quinsa was approved by CNDC. As a consequence, our operations in the Southern Cone (Argentina, Uruguay and Paraguay) are in the process of being integrated with those of Quinsa, so that we can benefit from synergies and best practices.

      NEW MARKETS

      We continued to expand our markets in Latin America through greenfield entrance into Guatemala and Peru.

      In Guatemala, we formed a joint venture with CabCorp, the main Pepsi bottler in Central America. CabCorp's efficient distribution and knowledge of the market, coupled with our marketing skills and production and sales know-how, could result in a low risk entry into the Central America market for us. We will distribute in the markets of Guatemala, Honduras, El Salvador and Nicaragua through this joint venture. We expect to have our operations running during the second half of 2003.

      Our decision to pursue a greenfield project in Peru is based on the potential of growth of that market, our expansion strategy in Latin America, our developed know-how in the launch of greenfield projects, and the relatively low entry cost. The investment in this project will involve certain production assets that are currently available in Brazil. We expect to start to operate during 2004.

      While our expansion strategy focus is expanding share and per capita consumption in Brazil, opportunities for international expansion will always be carefully considered.

      SOFT DRINKS.

      Sales of soft drinks represented approximately 15.0% of our net sales in 2002, totaling R$1,096.2 million and with sales volumes of 18.2 million hectoliters. Soft drink exports represented less than 1% of our net sales in each of the last three fiscal years.

      Our core soft drink portfolio includes the following brands: Guarana Antarctica and Pepsi. Our soft drinks are sold and distributed through our beer distribution network, which serves on-premise points of sale, as well as supermarkets. Guarana Antarctica is also sold in major fast-food outlets such as McDonald's.

      The following table sets forth the market shares of our leading soft drink brand (regular and diet), which comprise our portfolio by volume in Brazil during the periods indicated:

PRESENTATION                                    YEAR ENDED DECEMBER 31,
                                              ------------------------------
                                                  2002      2001     2000
                                              ----------  ------- ----------
                                                     (% of market share)

Guarana Antarctica...................          7.9         8.0      7.9
Sukita.................................         1.0         1.5      1.5
Pepsi-cola.............................         3.9         4.3      4.3
Pepsi Twist............................         1.2         0.0      0.0
Others.................................         2.0         3.1      3.4
------------
Source: Nielsen


      Our Antarctica portfolio includes Guarana Antarctica (regular and diet version), Soda Limonada Antarctica (regular and diet version) and Tonica Antarctica (regular and diet version). Our Pepsi portfolio includes Pepsi Cola, Pepsi Light, Pepsi Twist, Pepsi Twist Light, Teem and Seven Up. Our Brahma portfolio includes Sukita, Sukita Light, Guarana Brahma (regular and diet version), Limao Brahma and Tonica Brahma.

      NANC (NON-ALCOHOLIC AND NON-CARBONATED BEVERAGES).

      The NANC segment includes sales of mineral water, isotonic sport drinks and iced tea, which we sell and distribute through our beer distribution networks. Sales of NANC products represented 1.8% of our net sales in 2002, totaling R$132.1 million and with sales volumes of 1.4 million hectoliters.

      As of May 2001, we own 100% of the share capital of Pilcomayo Participacoes S.A. , which controls 100% of Fratelli Vita Bebidas Ltda. Fratelli Vita produces and markets the Fratelli Vita brand of mineral water and the Marathon brand of isotonic sport drinks. According to Nielsen, the Brazilian water market was 12.5 million hectoliters in 2002.

      The isotonic beverage market is relatively new to Brazil, and the total market was approximately 0.3 million hectoliters in 2002, according to Nielsen. Our proprietary brand Marathon is the second most popular brand in this market, with a 14.2% market share by volume in 2002, according to Nielsen. In December 2001, we extended our franchise agreement with Pepsi and incorporated the Gatorade brand into our portfolio. This agreement, which expires in 2017, is an extension of AmBev's current agreement with PepsiCo, signed in 1997, to produce and distribute Pepsi products in Brazil. This partnership reinforces AmBev's strategic target to grow its non-alcoholic beverages business. As of January 2002, we began producing and distributing Gatorade, the leading brand in this segment.

      The Brazilian iced tea market was approximately 0.5 million hectoliters in 2002, according to Nielsen. We participate in the Brazilian iced tea market through a joint venture with Unilever Brasil, under which we have the exclusive right to sell the Lipton Ice Tea brand in Brazil. This brand is the market leader in the iced tea segment, with an estimated market share of 44.4% in 2002, according to Nielsen. Our principal competitor in this market is Mate Leao, with a market share of 30.3% in 2002, according to Nielsen.

      OTHER PRODUCTS AND MALT.

      Our sales of other products are composed mainly of sales of by-products from beverage production and malt. Sales of other products amounted R$154.2 million in 2002.

DISTRIBUTION AND SALES

      DISTRIBUTION.

      We maintain an extensive third-party and direct distribution system, which has enhanced the penetration of our brands throughout Brazil. Control of a strong distribution network is a competitive advantage in the Brazilian marketplace due to the large number of small points of sale as well as the prevalence of returnable packaging, especially in beer, which must be transported both to and from the points of sale. The Brazilian beer market is characterized by a high proportion of on-premise consumption. According to Nielsen, approximately 70% of the beer sold in 2002 was consumed on-premise in bars, restaurants and small retail establishments, with the remaining 30% of sales from supermarkets. Because on-premise beer sales are typically delivered in returnable bottles, the capital expenditures and the commitments necessary to develop an efficient bottling operation constitutes a significant barrier to entry in the Brazilian beverage industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has been growing over the past years and may continue to grow.

      We currently maintain three separate distribution networks composed of exclusive third party distributors and direct distribution. Combined, these distribution networks reach over one million individual points of sale in Brazil. We are currently in the process of introducing multiple-brand distribution (in which one distributor distributes two or more of our beer portfolios. The consolidation of the three networks into a multi-brand system, both in direct and third-party sales, is expected to result not only in cost savings, but significantly improved distribution and execution at the point of sale.

      We utilize the "pre-sell" system as our principal method of sales in Brazil. Under the pre-sell system, a separate sales representative obtains orders from customers prior to the time of delivery by trucks. The pre-sell system enables us to utilize our trucks more efficiently, since our route trucks can be loaded with precisely the amount needed to meet our customers' orders, and it can also provide us with real-time information about the product and presentation needs of our customers, as the majority of our sales staff relays order information to our distribution centers using hand-held computers. One of our major initiatives has been to continuously improve our distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, train and motivate our distributor partners. The Excellence Program allows us to benchmark all third-party and direct distribution operations and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the Brahma and Skol distribution network and later in the Antarctica distribution network. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of service provided by these distributors. We also intend to expand our direct distribution system in large urban areas, thereby incurring additional selling expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this investment will be more than off-set by additional revenues.

      Despite the growth of direct distribution, we believe that the continued development of both our exclusive third-party and direct distribution networks are fundamental to our success. We will continue to invest in both the third-party and direct systems, including the exchange of best practices, to improve overall point-of-sale execution.

      Third-Party Distribution Network.

      Our third-party distribution network, currently the primary means of distribution for our products in Brazil, distributed approximately 66.1% of our volume for the year ended December 31, 2002. We have exclusive agreements with nearly 400 independent distributors who collectively cover all 26 states in Brazil and the Federal District. As we seek to improve efficiencies in our distribution network, including economies of scale, we will seek to continue to consolidate our three distribution networks.

      Our distribution agreements require the distributor to carry exclusively our Brahma, Skol and/or Antarctica beer portfolios, as well as our soft drink core portfolio, and grant the distributor exclusive rights to sell such products within a defined territory. Generally, these agreements have an initial term of between one and five years and are renewable for an additional term after which the contract will be undetermined. In addition, pursuant to our agreement with CADE, we are required to share our distribution network with Dado Bier brand.

      The optimal number of distributors within an area is determined by considering, among other things, market needs, number of points of sale, and geographic features. Our sales volume is not concentrated in any one distributor within any particular region.

      Our third-party distributors pay for our products either in cash at time of delivery or through a credit arrangement. Credit terms are typically based on the distance between the distributor and the plant, with one extra credit day for each 600 kilometers between the plant and the geographical region covered by the distributor. Our current average credit term with our distributors is approximately two days. We have an administrative team dedicated to providing support to our third-party distributors and improving the efficiency and reducing their costs. Under our Excellence Program we continually seek to optimize practices for cost reduction, sales effectiveness and customer service. We have also developed several other innovative programs aimed at improving our distribution network, such as educational programs at our in-house training academy for our in-house and third-party distribution personnel, and weekly sales force training through video satellite feeds containing market updates and information on our current strategic initiatives.

         Direct Distribution System.

      In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale, including for both on-premise and off-premise consumption. Our direct distribution system includes 35 direct distribution centers that together delivered approximately 33.9% of our beverage products by volume for the year ended December 31, 2002. We intend to continue expanding the number of brands handled by our direct distribution system in larger urban areas and expect direct sales to account for up to 50% of our sales by volume in the next years.

      SALES.

         Points of Sale.

      We restructured our Brazilian sales operations, and as of April 1, 2003, our operations in Brazil are divided into nine geographic regions. Until April 1, 2003 we had five regions. We expect this change to further improve execution as we intend to become closer to the market. During 2002, our products were sold in approximately one million points of sale throughout Brazil. We sell our beverage products throughout Brazil to:

         o retail establishments such as restaurants, bars and small- and medium-sized retail outlets, primarily for on-premise consumption;

         o    small formats for both on and off premise consumption; and

         o    supermarket chains for off-premise consumption.

         Terms of Sale.

      In direct distribution, the terms and other credit conditions are defined for each point of sale based on a credit score model, with average terms of approximately five days. Some specific clients, such as major supermarkets and clients with national presence, enjoy longer credit terms (average of 20 days).

         Sales Force.

      We maintain a separate sales force for each of our three beer brand portfolios, whose responsibilities are divided by geographic region. These sales forces monitor the performance of our products in several different ways, including evaluation of sales by brand, presentation (packaging) and distribution channel. When a given territory is serviced by an exclusive, third-party distributor, the salesperson is an employee of the distributor. If the area is serviced by our direct distribution, the salesperson is our employee. Sales personnel are offered various incentive packages designed to maximize margins and revenue at given price levels and to prevent cannibalizing sales from our other brands.

         Pricing.

      Since the Brazilian government deregulated beer prices in 1990, our pricing has generally been based upon a suggested retail price issued periodically by our headquarters. The final selling price in each of our nine market regions is based on the suggested price, and takes into account local taxes and competitive pressures. See "-Brazilian Beverage Industry Overview-The Brazilian Beer Market-Pricing". Actual prices are reported daily through our information network, so that the corporate staff is able to monitor discount levels and detect market trends. When determining the suggested price, we consider many factors, each of which varies in importance from time to time. These factors include general economic conditions, regional taxes, the success and profitability of our various product presentations, the prices of its competitors, the effects of inflation and the level of its costs. We work continuously with the owners of our points of sale to achieve competitive consumer prices. Most of our sales force work with handheld computers, equipped with a sales algorithm, which enables them to set optimal retail prices. There is currently no regulation of wholesale or retail beer or soft drink prices in Brazil.

      Sales of our products are not dependent upon any single customer. Our largest customer accounted for less than 3% of our total net sales in 2002.


      Advertising and Promotional Activity.

      We advertise and promote our products through television and other media advertising campaigns, including billboards, and through the sponsorship of recreational events. In addition, we engage in various point of sale promotions, such as end-aisle displays and special contests, aimed at enhancing consumer preference for our brands. In certain competitively key outlets, we provide our point-of-sale establishments with branded furniture featuring our products' logos and distinctive color schemes, and, where competitively appropriate, promotional banners and posters advertising the pricing of our products at that establishment. These programs allow us to gain visual dominance of particular points of sale, strengthening our brand and encouraging customers to purchase our products.

      On May 24, 2001, we signed an agreement with the Brazilian Soccer Federation, or CBF, for sponsorship of the Brazilian national soccer team. The Guarana Antarctica brand logo is displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, we may also run other promotions, use illustrated cans, distribute points of sale merchandising materials and implement advertising campaigns, which may be extended to our entire beverage portfolio. We have chosen Guarana Antarctica as the soft drink brand to initiate our sponsorship campaign. We will pay the CBF a minimum of U.S.$10 million annually for 18 years. The amount payable by us may increase by up to double the minimum amount based on bonus format on the performance of our proprietary soft drink market share.

      A key marketing initiative has been the introduction into the Brazilian market of our custom-made beer coolers for use in points of sale focusing on on-premise consumption, especially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these coolers were introduced to the points of sale, most beer in Brazil was presented to consumers in refrigerators designed to chill soft drinks. Our special coolers, decorated to maximize the visual impact of our Brahma, Skol, Antarctica and Bohemia brands, chill our beer products to sub-zero (centigrade) temperatures, which market research has shown to be consumers preferred temperature, and have shown a positive impact on sales volumes at their locations. In 2002, we had already 118,000 coolers installed in key strategic locations throughout the country. We plan to significantly increase our number of installed sub-zero coolers.

      We regularly conduct market surveys to monitor the image of our products and the effectiveness of our marketing activities. Within the last few years we initiated several marketing plans, which were designed to assist in making commercial strategy decisions for each environment in which we compete. We also use a telephone service, the "Consumer Service Center," which enables us to listen to consumers' comments about our products and which receives approximately 20,000 calls per month from consumers. Communication with consumers is a major priority for us and has been improved by the creation of websites for each of our principal beverage brands.

      Packaging.

      The substantial majority of our beer sales are made in 600 milliliter returnable glass bottles. In order to maximize sales and per capita consumption of our products, we examine sales data on a regular basis in an effort to develop a mix of product presentations to best satisfy our customers. The following table sets forth the historical presentations for our beer products (by volume):

PRESENTATION                                      YEAR ENDED DECEMBER 31
---------------                                ------------------------------
                                                   2002     2001(1)     2000(1)
                                               ---------  ----------  ---------
                                                          (% of volume)
Returnable glass bottles.......................     68%       67%        70%
Cans...........................................     26        27         25
Non-returnable glass bottles...................      3         3          4
Barrels (draft beer) and others................      3         2          2

-----------
Source: Company Information
   (1)Reflects combined Brahma and Antarctica data.

      Packaging in the Brazilian beer market has been characterized by the predominance of returnable glass bottles. However, the cans segment grew after 1994 due to favorable foreign exchange rates, which made it cheaper to import aluminum used for can production, as well as the decision by some supermarkets to discontinue the sale of beer in returnable bottles. Aluminum can prices increased in local currency as a result of the devaluations of the real in 1999 and 2002. Beverage sales in cans are generally less profitable for us because of the lower margins attributable to non-returnable packages. Cans are particularly popular with supermarket vendors, primarily because they prefer not to allocate the additional space necessary to store returnable bottles.

      The soft drink industry in Brazil moved rapidly to one-way plastic bottles and cans as opposed to returnable glass bottles during the early 1990's. The following table sets forth the packaging presentation of our soft drink products (by volume):

PRESENTATION                                      YEAR ENDED DECEMBER 31
---------------                                ------------------------------
                                                   2002     2001(1)     2000(1)
                                               ---------  ----------  ---------
                                                          (% of volume)
One-Way plastic bottles.....................       66%        65%        63%
Cans........................................        25        24         23
Returnable glass bottles....................         7         9         13
Post Mix....................................         2         2          1

-------------
Source: Company Information
 (1)Reflects combined Brahma and Antarctica data.

      EXPORT SALES.

      Total exports of beer represented less than 1% of our total net sales in 2002. Total exports of soft drinks represented less than 1% of our net sales in 2002. For more information regarding our beer and soft drink exports see "-Our Products and Brands". We may explore opportunities to expand export sales of our beer and soft drink products mainly to other Latin American countries.

COMPETITION - BEER.

      Beer manufacturers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits.

      Until July 1999, when Brahma and Antarctica came under our common control, the Brazilian beer market had three major producers: Brahma, which was the market leader through its Brahma and Skol brands, followed by Antarctica, owner of the Antarctica Pilsen and Bavaria Pilsen brands (the latter of which we have since sold to Molson Inc. pursuant to our performance agreement with
CADE), and Cervejarias Kaiser Brasil Ltda. (Kaiser), owner of the Kaiser Pilsen brand (which was sold to Molson in March 2002). In December 2002, AmBev, Kaiser (now owned by Molson) and Molson accounted for approximately 82.4% of beer sales volumes in Brazil, according to Nielsen. We are the leading producer in the Brazilian beer market, followed by Molson and Schincariol.The beer business in Brazil is characterized by strong competition among these major producers, with each engaging in intensive advertising and promotional campaigns, the introduction of new brands and the development of more convenient forms of packaging.

      Molson entered the Brazilian beer market in 2000 with the purchase of the Bavaria brand and related assets from us. See "Background on the Company-Brazilian Antitrust Approval". The Combination and Brazilian Antitrust Approval. The Bavaria brand held approximately 3.3% of the Brazilian beer market by volume as of December 2002. Molson's purchase of Kaiser has made it our largest competitor. Kaiser was a joint venture created in 1982 by Heineken N.V., the Coca-Cola Company and 18 Brazilian Coca-Cola bottlers. Kaiser's product portfolio includes Kaiser Pilsen, Kaiser Bock, Kaiser Gold, Summer Draft and Heineken. Generally, Kaiser's prices are lower than ours in comparable market segments. With the support of Heineken and Coca-Cola, Kaiser has been, and we expect will remain, a significant competitor in our markets.

      Schincariol, which held approximately 9.6% of the Brazilian beer market by volume as of December 2002, is a discount brand produced by Cervejaria Schincariol S.A.. Schincariol's products are generally priced at a discount. In 2002, Schincariol launched two new brands, Primus and Glacial, which have small market shares.

      The remaining 8.0% of the Brazilian beer market by volume for the year ended December 31, 2002 was accounted for by small regional breweries. Sales of imported beer are not significant in Brazil, due to the high costs of shipping beer to Brazil and an import tariff of 21.5% of the import price, except for products from Mercosur countries, which are duty-free. Nielsen estimates that imports accounted for less than 1% of total beer consumption by volume in 2002. Several super-premium or global beer brands are being produced in Brazil under license, including our Miller and Carlsberg brands and Heineken beer (produced by Molson).

      Our largest competitor in each of Argentina, Uruguay and Paraguay used to be Quinsa, which, based on our estimates, held a majority of the beer market in each of those countries in 2002. In May 2002, we announced our intention to acquire a significant interest in Quinsa, which was successfully consummated on January 31, 2003. See "-Acquisition of Interest in Quinsa". Our largest competitor in the Venezuelan market is Polar, which, based on our estimates, held a substantial majority of the beer market in 2002.

      We distribute Miller under license in Brazil. The combination of South African Breweries plc and Miller, announced in May 2002, may impact this distribution agreement, although no discussions have taken place at this time.

      COMPETITION - SOFT DRINKS.

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

      As of December 2002, The Coca-Cola Company controlled approximately 49.8% of the Brazilian soft drinks market. The Coca-Cola Company owns the Coca-Cola brand, with 32.2% of the total market share, and the Sprite and Fanta brands, which are also strong brands in the Brazilian flavors segment.

      Our main soft drink brands - Guarana Antarctica, Pepsi and Pepsi Twist
- had a combined market share of 13.0% in December 2002, according to Nielsen. AmBev's other brands accounted for a 3.0% market share as of December 2002. The remaining 34.2% of the soft drink volume comes from regional low-priced companies focusing on low-income consumers. These B-brand players have grown considerably and some have started to invest in advertising, regional TV merchandising and promotional activities.

      The Brazilian soft drink market has historically been divided into three pricing tiers, with Coca-Cola and Guarana Antarctica occupying the top (highest-priced) tier due to significant brand preference. The second pricing tier consists principally of our Pepsi, Sukita and Soda Limonada products and Coca-Cola's Sprite and Fanta products. The remaining soft drink brands and products, the B-brands, occupy the third tier.

      The following table sets forth average market prices for the leading 2-liter PET packages:

BRAND                                                    PRICE (R$/2 LITERS)
--------------                                         -----------------------

Coca-Cola...........................................           R$ 2.10
Pepsi Twist.........................................              2.00
Soda Limonada Antarctica............................              1.98
Guarana Antarctica..................................              1.88
Sukita..............................................              1.82
Fanta Laranja.......................................              1.80
Sprite..............................................              1.80
Pepsi...............................................              1.80
7 Up................................................              1.78

--------------
Source:  Nielsen as of December 2002.

ACQUISITION OF INTEREST IN QUINSA

      In May 2002, we announced our agreements with Quinsa to integrate our operations in Argentina, Paraguay and Uruguay, which were finalized on January 31, 2003. Quinsa is the largest brewer in Argentina, Paraguay, Bolivia and Uruguay and is present in Chile. It is also the main Pepsi bottler in Argentina (including Gatorade and Tropicana) and Uruguay. It also has an agreement with Nestle Perrier Vittel in Argentina for the production and sale of the bottled water brands Eco de los Andes, Glaciar and Nestle Pureza Vital.

      The combination of assets in Argentina, Paraguay and Uruguay will allow for the optimization of the operational process, the strengthening of the financial position of both companies, giving us the ability to compete more efficiently with other international competitors that sell their products in the region. We expect that the combination of Quinsa and our industrial assets in Argentina, Paraguay and Uruguay will generate important synergies, including significant savings in the purchase of raw materials and revenue management initiatives.

      We contributed our beer producing assets in Argentina, Paraguay and Uruguay (Linthal S.A., La Luisiana S.A., Special Purpose Vehicle Salus S.A., CCBA S.A. and CCBP S.A. and all direct or indirect subsidiaries of these companies) to Quinsa in exchange for 26.4 million new Class B shares issued by Quinsa. We also, simultaneously, purchased 230.9 million Class A shares from Quinsa's controlling shareholder, BAC, for U.S.$346.4 million. As a result, at January 31, 2003, we held 36.1% of voting rights in Quinsa. However, pursuant to a shareholders agreement with BAC, we have the right, as long as our participation in Quinsa does not fall below a certain threshold, to appoint 50% of the directors to the Quinsa board of directors, with the remaining 50% being appointed by BAC. Furthermore, pursuant to certain voting arrangements with BAC, we have the right, with the same shareholder limitations, to cast the same number of votes that BAC have at any Quinsa shareholders meeting, which effectively gives us and BAC joint control of Quinsa. Also, BAC has granted AmBev a call option to acquire the remaining 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which call option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option to sell to AmBev the remaining 373.5 million Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev, which put option may be exercised by BAC beginning in April 2003 and in April of each year until 2009.

      In addition, on January 31, 2003, BAC and AmBev also acquired 6.1 million and 8.0 million shares respectively of QIB, a subsidiary, from Heineken B.V. (Heineken), which represents in the aggregate, a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa. AmBev, BAC and Quinsa have entered into a letter agreement dated as of January 13, 2003, with respect to the shares of QIB. Pursuant to the letter agreement, AmBev and BAC have agreed that they will not have the right to convert their QIB shares into Class B common shares of Quinsa and that Quinsa will have the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right.

      As a result of these transactions, at January 31, 2003 our initial economic interest in Quinsa amounted to 40.475%.

      Furthermore, until AmBev has acquired an aggregate of 12.0 million Class B Shares, in addition to the 26.4 million Class B shares it has acquired on January 31, 2003, Quinsa will not issue, sell or exchange, or agree to issue, sell or exchange, any Class B shares, unless Quinsa shall have first offered to sell such Class B shares or rights relating thereto, to AmBev. As of June 16, 2003, AmBev had acquired an additional 1.1 million Class B shares of Quinsa in the open market, resulting in an increase in its total economic interest in Quinsa to 41.217%. AmBev may continue to seek to purchase in the open market the remaining Class B shares as permitted pursuant to the agreement with Quinsa.

      In order to benefit from certain corporate taxation incentives between Argentina and Chile, we have structured the holding in Quinsa through two Chilean registered companies, Lambic Chile S.A. and Hohneck Chile S.A. Please refer to "Information on the Company-Organizational Structure".

      The acquisition of our interest in Quinsa was subject to the approval of the Argentine antitrust authorities. On January 13, 2003, CNDC approved the transaction through which AmBev and Quinsa were allowed to integrate their operations in the Southern Cone, subject to certain conditions. The principal conditions imposed by CNDC are:

         o within 12 months of CNDC's approval, AmBev and Quinsa must dispose of the following assets:

            a) to an independent, financially sound, foreign brewer with no current production in Argentina i) the Bieckert and Palermo brands;

               ii) the license for production of the Heineken brand (should the transfer of this license prove to be impossible to complete, or should completion of this condition be considered very harmful for AmBev and Quinsa, the Imperial brand should be transferred instead);

               iii) the Norte brand, at the option of the Purchaser, provided that an agreement is reached on the price; and

               iv) the brewery located in Lujan, Buenos Aires, which currently produces Brahma brand;

            b) to a third party, not related to the purchaser of the assets above described and also not currently producing beer in Argentina, the malt production facility adjacent to the former Bieckert brewery located in Llavallol, Buenos Aires
            (alternatively, this third party could also run the facility for 10 years)

         o within 12 months of CNDC's approval, AmBev and Quinsa must submit documentation to the Argentinean regulators bearing evidence of their commitment to allow the purchaser of the disposed assets access, for a period of 7 years starting on the date of the transfer of such assets, to Quinsa's distribution network in Argentina, and to refrain from forcing or inducing their clients to purchase products other than beer; and

         o AmBev and Quinsa must commit to produce Bieckert, Palermo and Heineken or Imperial, depending on which brand is transferred to the purchaser of such assets, if so required, for a period of two years starting on the date the assets are transferred.

      The results and financial position of Quinsa were consolidated proportionately in our Brazilian GAAP financial statements for the first quarter of 2003 filed with the CVM on May 9, 2003. For further information on the impact of this on our business, please see "Operating and Financial Review and Prospects-Future Impact of Quinsa".

      Operations of Quinsa

      Quinsa is a Luxembourg-based holding company which controls 85% of QIB. The remaining 15% share had been owned by Heineken International Beheer B. V. ("Heineken") until it sold its participation in QIB in January 2003. Their former stake is now held by BAC and by AmBev. BAC and AmBev hold 6.4% and 8.6% of QIB's shares, respectively.

      Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to Quinsa's strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa's brands in Brazil.

      For the year ended December 31, 2002, 73.1% of Quinsa's sales was attributable to sales of beer. The beer business in each of Quinsa's countries of operation was characterized by strong competition among the major brewers. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. The consummation of Quinsa's transactions with AmBev in January 2003, however, has changed the competitive environment in the southern cone markets somewhat, since this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay. Prior to the closing of this transaction, however, in 2002, Quinsa's breweries enjoyed leading market shares of 64.5% in Argentina, 76.1% in Paraguay, 51.9% in Uruguay and approximately 97.5% in Bolivia. In Chile, Quinsa's market share was 10.8%, virtually unchanged from Quinsa's 10.7% in 2001. Quinsa sells 33 different brands (e. g. Quilmes Cristal, Andes, Pilsen, Pacena, Becker, etc. ) of beer in 11 different presentations through all major channels of distribution throughout all of its markets.

      With 11.4 million hectoliters of beer sold in 2002, Quinsa' sales accounted for an estimated 56.6% of all beer sold in the combined southern cone markets. As of December 2002, Quinsa had a total brewing capacity of 19.6 million hectoliters.

      The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina. Soft drink sales in Argentina reached nearly 5.3 million hectoliters in 2002.

      We will be able to better access the effects of the acquisition of our interest in Quinsa in the competitive environment in the Southern Cone markets during 2003.

      JOINT VENTURES AND STRATEGIC ALLIANCES

      Souza Cruz

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

      Dado Bier

      As part of our compliance with our performance agreement with CADE, we entered into a four-year agreement in September 2001 with Dado Bier, to distribute Dado Bier beer in Brazil. We selected Dado Bier after conducting a public bidding process for the sharing of our distribution network in accordance with performance agreement. Dado Bier will pay a commission for using our distribution network.

      Pepsi

      In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. In December 2001 we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. CADE issued a preliminary opinion in May, 2003 regarding the transaction. This opinion states that at this time CADE does not consider the transaction to be impeding fair market competition in the sector as Gatorade's market share has been declining, while the market share of the natural isotonics has been increasing. The Company has agreed to maintain employment levels with respect to Gatorade production, maintain the current marketing policies for Gatorade and Marathon, and to not have access to the Gatorade formula. See "Consolidated Financial Statements and Other Financial Information-Legal Proceedings-Joint Ventures and Alliances". Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years' prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

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

OTHER ACQUISITIONS AND DISPOSITIONS

      SALUS.

      On October 6, 2000, AmBev and Danone Group acquired 57.3% of the shares of Salus, the second largest brewer in Uruguay and the local mineral water market leader. This acquisition was structured through a joint venture, in which Danone Group holds a 73.7% stake and AmBev holds the remaining 26.3%. This acquisition involved two plants, one producing mineral water and another producing beer. In 1999, Salus produced 190,000 hectoliters of beer and 850,000 hectoliters of mineral water. Salus produces the Patricia beer brand. As part of the agreement with Quinsa, our 26.3% interest in the Salus joint venture was transferred to Quinsa.

      CYMPAY.

      On February 14, 2001, AmBev exercised its option to acquire 95.48% of the total capital of Cerveceria y Malteria Paysandu S/A (Cympay). The interest was acquired from the German group Eufra Holding AG (Octker) for R$89.0 million. The rationale for this acquisition was to increase AmBev's international presence in beer as well as to secure additional malting capacity. The Nortena and Prinz brands were acquired in the purchase of Cympay.

      As part of the agreement with Quinsa, the brewing assets of Cympay were contributed to La Luisiana, the shares of which were subsequently transferred to Quinsa.

      PILCOMAYO.

      In May 2001, AmBev acquired, directly and indirectly (through Pati do Alferes Participacoes S.A.), 50.0% of voting and capital stock of Pilcomayo, increasing our interest in Pilcomayo to 100.0%, for R$30.5 million.

      PUBLIC OFFER FOR THE ACQUISITION OF SHARES OF ANTARCTICA POLAR.

      As of November 1, 2001, we had acquired outstanding minority interests in Industria de Bebidas Antarctica Polar (Polar) amounting to R$98.4 million through a series of share repurchases that began in April 2001. These share repurchases increased our ownership in Polar to 98.1% of the voting capital (97.4% of the total capital). On August 20, 2002, the remaining shares of Polar which we did not already own were redeemed for R$6.8 million, resulting in AmBev's owning 100% interest in Polar. On August 30, 2002 Polar was merged into CBB.

      ACQUISITION OF INDuSTRIA DE BEBIDAS ANTARCTICA DO NORTE-NORDESTE
(IBANN).

      AmBev completed the merger of IBANN in November 2001. The amount paid to the minority shareholders who exercised their appraisal rights was R$242.2 million, equivalent to 27.9% of total capital. AmBev has now fully merged IBANN into the holding company, and the assets and liabilities were subsequently transferred to CBB.

      ACQUISITION OF SHARES OF CERVEJARIA ASTRA S.A.

      As of June 4, 2002, CBB, the wholly-owned subsidiary of AmBev, increased its participation in the total capital of Cervejaria Astra S.A (Astra) from 73.13% to 93.61%, through the purchase of Aguia S.A.'s stake in Astra. Throughout 2002, CBB purchased shares from minority shareholders and increased its participation in the total capital of Astra to 96.7%. The 2002 stock purchases involved a total consideration of R$128.5 million, including R$94.3 million of goodwill.

      CERVEJARIA INTERNACIONAL.

      On July 10, 2001, CCBP acquired the assets of Cerveceria Internacional in Paraguay for R$29.2 million consisting of one beer plant with an annual installed capacity of 300,000 hectoliters, representing 15.7% of Paraguay's annual beer consumption of 1.9 million hectoliters. As part of AmBev's acquisition of interest in Quinsa, our interest in CCBP was transferred to Quinsa.

      AGUAS CLARAS.

      On September 30, 2001, CBB issued 26,958,767 preferred shares to the shareholders of Cervejaria Aguas Claras S.A. (Aguas Claras), in exchange for 40.9% of the preferred shares and 3.0% of the total shares held in the latter. On that same date Aguas Claras was incorporated by CBB. The former minority shareholder of Aguas Claras and current shareholder of CBB is a federal government regional development financing agency, Fundo de Investimentos do Nordeste-FINOR, which had extended lines of credit to Aguas Claras related to its investments in the Northeast region of Brazil and currently owns 0.44% of CBB's preferred shares.

      MIRANDA CORREA.

      In July of 2002, we acquired shares of Miranda Correa, a beer company in Amazonas, which assets were transferred in 2000 to Bavaria. We paid R$1.00 per share including goodwill of R$5.5 million.

      AMBEV*S ENTRANCE INTO GUATEMALA AND PERU.

      AmBev is currently building a brewery in Guatemala in partnership with CabCorp, the main Pepsi bottler in Central America. The facilities' equipment is being transferred from other facilities in Brazil due to the overcapacity resulting from Brahma and Antarctica merger. Total expected investment should amount to U.S.$50 million.

      On February 19, 2003, we announced our decision to enter into the Peruvian beer market through the construction of a production facility and a distribution network. The new plant will serve the local market and export to certain neighboring countries, such as Ecuador. Our decision to pursue a greenfield project in Peru is based on the potential growth of that market, our expansion strategy to expand in Latin America, our developed know-how in the launch of greenfield projects, and the relatively low entry cost.

      AmBev's investments in the Peruvian market are budgeted at U.S.$38.0 million over the next 12 months. This amount is comprised of CAPEX, working capital and pre-operating expenses as well as operating expenses (including launch expenses and marketing). AmBev expects to be fully operational in Peru during 2004.

      OTHER RESTRUCTURING TRANSACTIONS.

      On December 30, 2002, AmBev, Souza Cruz, Coca-Cola, Sindicato Nacional dos Distribuidores de Combustiveis (Sindicom), among others Brazilian non-governmental entities, formed ETCO-Instituto Brasileiro de Etica
Concorrencial. The main purpose of this non-profit organization is to fight tax evasion and illegal commerce. ETCO focuses on informing the public about unfair market practices, supporting governmental and non-governmental entities and proposing regulation regarding this subject.

      On June 11, 2001, CBB spun off its 99.9% interest in the voting and total share capital of Eagle to AmBev against a R$1,530.8 million reduction in the share capital of CBB without affecting the number of shares of CBB. The spin-off sought to optimize income and other tax benefits within our corporate restructuring program. AmBev continued to own 100% of the voting and total share capital of CBB immediately after the spin-off.

      Prior to Brahma's merger into Antarctica, we restructured the assets and liabilities of certain subsidiaries. The principal components of the restructuring were the transfer of substantially all the assets and liabilities of CRBS S.A., PepsiCo Engarrafadora Ltda. and Cervejarias Reunidas Skol to Brahma as of October 31, 2000.

      On November 6, 2000, we entered into agreement providing for the sale of Bavaria S.A. to Molson Inc. See "Background on the Company-Brazilian Antitrust Approval". We entered into a six-year agreement with Molson to distribute Bavaria. On April 30, 2002, Bavaria decided to early terminate the distribution agreement signed at the time of the sale according to the CADE requirements under the performance agreement to enter into a distribution agreement with the Coca-Cola Company.

      We have also made a number of other smaller acquisitions in recent years.

      OPERATIONS AT AMBEV

      As a result of an internal restructuring in 2002, the Manufacturing, Logistics, Procurement, and Human Resources areas were grouped under a new managerial structure named Operations. Although each of these areas maintains its own executive officer and staff, there is a growing effort to better integrate their activities and take advantage of their synergies. AmBev believes this integration will not only facilitate the management of its complex operations but also generate better results by sharing responsibilities and more rapidly responding to market needs.

PRODUCTION AND AVAILABILITY OF RAW MATERIALS

      BEER AND SOFT DRINK PRODUCTION.

      Beer production involves several raw material and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called "malting". Malt is mixed with water, hops and corn grits or rice in the proportions necessary to obtain the desired taste. The resulting mixture is called "wort". Wort is fermented with selected yeasts to produce beer, which is then filtered and bottled. In addition to these natural ingredients, delivery of the product to consumers requires packaging such as bottles, aluminum or steel cans, labels and crown caps. The majority of the beer brands share the same production process until the filtration stage, relatively late in the brewing process, which increases efficiency and allows for a better quality control.

      Soft drinks are produced by mixing water, flavored concentrate and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, with artificial sweeteners, and concentrate. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is bottled.

      For information on our production facilities, see "-Property, Plant and Equipment".

      RAW MATERIALS.

      AmBev's Procurement department has a centralized structure divided in six groups: Beer Raw Materials, Soft-drinks Raw Materials, Metals, Plastics, Paper Labels and Glass Bottles, and Intermediate Raw Materials (recently created in the beginning of 2003 to focus on the secondary raw materials).

      The managers of these groups heavily depend on strategic sourcing to successfully negotiate their portfolios, and they also have developed extensive knowledge regarding the commodities purchased by AmBev. Financial and supply chain analysis, general industry knowledge, benchmarking studies and cost breakdown models, are some of the tools used by the department to optimize the negotiations. Inventory levels and payment options are also well-monitored in order to efficiently employ our working capital.

      AmBev is in the final process of creating its National Procurement Center to centralize the purchase of indirect materials and services and the sales of industrial by-products. This new center is expected to gain leverage and aggregate value, delivering better results. In order to accomplish this goal, we rely on the latest technology used in the exchange of information exchange between AmBev and its suppliers as well as an efficient on-line ordering service via the company's intranet, maximizing the amounts and speed of orders processed.

      We believe that most of our supply agreements for raw materials contain standard commercial terms. We are not dependent on any one supplier for a significant portion of its raw materials and the loss of any one or limited group of suppliers would not have a materially adverse effect on its sources of supply. In recent years, we have not experienced any material difficulties in obtaining adequate supplies of raw materials at satisfactory prices.

      We are also establishing a department to focus on the procurement of marketing and advertisement products and services, searching for new and alternative suppliers as part of our outsourcing strategy for these areas. Furthermore, in 2003, AmBev expects to centralize the Material Requirement Planning of the Material Requirement Order departments of all its plants, which we expect will lower inventory costs.

      Beer

      The main raw materials used in our production are: malting barley, malt, grits, corn syrup, rice, hops and water.

      o BARLEY AND MALT: Malt requirements are met by domestic and international suppliers as well as our own malting facilities. We purchased up to 25% of our malt outside South America, at prevailing market rates, which depend partially on the quality of the barley harvests, and the remaining 75% within South America. We have the capacity to produce 70% of our malt needs from our own malting facilities in Brazil, Argentina and Uruguay. We can either sell part of our malt production to third parties or use it in our own production. We generally contract our annual malt needs in the last quarter of the year for the following year's requirements due to the different geographical areas of our producers, we minimize exposure to weather-related harvesting problems. Market prices of barley and malt have been relatively volatile. We believe that having our agreement with the producers and corporate production facilities helps to mitigate the impact of theses prices volatility in our operations.

      o HOPS: There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe, purchasing from several international suppliers. Typical import contracts have a duration of three years.

      o ADJUNCTS: Corn syrup, grits and rice are purchased locally, in Brazil on a regular basis. In the event of a forseeable decline in production, we anticipate our purchases in order to guarantee better commercial terms and the supply.

      o WATER: Water represents a small portion of raw material costs. Water needs to be treated both before its use in the production process and before disposal. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utilities companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our own quality standards and applicable regulations. Advances in technology have reduced our water consumption per hectoliter produced. We do not foresee any shortage in our current water supply. All our facilities already have water treatment facilities and a conservation/productivity program has been successfully implemented.

            The water collection in AmBev's production facilities have the proper legal authorizations, being in compliance with the prevailing local laws for the management of hydro resources. In some states in Brazil the management of the hydro resources through governmental agencies is more developed, which could result in the introduction of a tax for its use during 2003.

      SOFT DRINKS

      The main raw materials used in the production of our soft drink products are: concentrate (including guarana extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers. We also have a 505-hectare facility that provides us with 50 to 60 tons of guarana berries per year, or about 18% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region. We produce our own concentrates for soft drink production of our proprietary brands. The concentrate is mixed with sugar and carbonated water at our facilities. The concentrate for Pepsi soft drink products is purchased from PepsiCo.

      o Sugar: Brazil is the biggest producer and exporter of sugar in the world and we therefore purchase from the domestic market.

      PACKAGING

   Packaging costs comprise the cost of non-returnable glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We use financial instruments to hedge the aluminum costs which are U.S. dollar denominated. See "Quantitative and Qualitative Disclosures About Market Risk". For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

      Our main can suppliers are Latasa, Latapack Ball, Metalic and Crown-Cork. We generally purchase all of the glass bottles used in packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and soft drink primarily from local suppliers mostly from Grafica, a subsidiary of the FAHZ. Plastic closures are principally purchased from Alcoa Aluminio and Crown Cork. We also have a plant in Manaus that produces metal closures.

      Most of our plants have their own polyethylene terephthalate, or PET, blowing facilities. PET is the material used to make one-way plastic bottles for soft drinks. On-site PET blowing allows for substantial savings in transportation and storage costs.

PROPERTY, PLANT AND EQUIPMENT

      Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Brazil, Venezuela, Argentina, Uruguay and Paraguay. Note that as a result of the Quinsa transaction, our beer brewing assets were transferred to Quinsa.

      As of December 31, 2002 we owned 40 facilities, of which 34 were beverage plants, including 14 breweries (11 in Brazil, one in Uruguay, and one each in Venezuela and Paraguay); four soft drink plants (all in Brazil), which produce Brahma, Pepsi and Antarctica brand soft drinks; one mineral water plant, and 15 mixed plants which produce both beer and soft drinks (14 in Brazil and one in Argentina).

      Our aggregate beer and soft drink production capacity was 127.0 million hectoliters per year. In 2002, due to the seasonality of our business, we utilized 69.3% of our beer and 46.9% of our soft drink capacity in Brazil. Our total annual beer production capacity is 89.7 million hectoliters, of which
84.4 million hectoliters is in Brazil, 2.5 million hectoliters in Argentina,
2.2 million hectoliters in Venezuela, 0.3 million hectoliters in Uruguay and approximately 0.3 million hectoliters in Paraguay. Our total soft drink production capacity is 37.3 million hectoliters, which includes the production of both proprietary and Pepsi soft drinks.

      We own all of our facilities in Brazil. The facilities and/or equipment in Agudos, Jacarei, Minas Gerais, Nordeste, Aguas da Serra, Aguas
Claras (Sergipe), Aguas Claras do Sul, Nova Rio, Brasilia, Teresina,
Goiania, Manaus, Montenegro, Aquiraz, Santa Catarina, Cebrasa, Curitiba, Natal, Jacarepagua, Jundiai and Sapucaia branches are encumbered by mortgages to secure long-term loans from the Brazilian Economic and Social Development Bank (BNDES), and other lenders. The mortgages were provided in connection with financing provided to Brahma and Antarctica to modernize their plants.

      We also own and operate four malt plants, one of which is in Brazil (Maltaria Navegantes), one in Argentina (Malteria Pampa S.A.) and two in Uruguay (Malteria Uruguay S.A. and Cympay S.A.), operate one concentrate plant, one crown cap production facility, 490 hectares of agricultural land, which we use for Guarana production and research (see more details under - "Research & Development"), and three barley-growing facilities.

      In addition, we rent office facilities in Sao Paulo. The following is a list of our principal production facilities:

BRAZIL:

PLANT                                     TYPE OF PLANT
-----                                     -------------
Agudos, Sao Paulo                         Beer
Brasilia, Federal District                Beer
Curitiba, Parana                          Beer
Equatorial, Maranhao                      Beer
Estrela, Rio Grande do Sul                Beer
Goiania, Goias                            Beer
Jacarei, Sao Paulo                        Beer
Lages, Santa Catarina                     Beer
Montenegro, Rio Grande do Sul             Beer
Natal, Rio Grande do Norte                Beer
Aguas da Serra, Sao Paulo                 Beer

Aguas Claras, Sergipe                     Mixed
Aquiraz, Rio Grande do Norte              Mixed
Camacari, Bahia                           Mixed
Cebrasa, Goias                            Mixed
Cuiaba, Mato Grosso                       Mixed
Jaguariuna, Sao Paulo                     Mixed
Jacarepagua, Rio de Janeiro               Mixed
Joao Pessoa, Paraiba                      Mixed
Nordeste, Pernambuco                      Mixed
Nova Rio, Rio de Janeiro                  Mixed
Manaus, Amazonas                          Mixed
Minas, Minas Gerais                       Mixed
Teresina, Piaui                           Mixed
Aguas Claras do Sul,  Rio Grande do Sul   Mixed

Curitibana, Parana                        Soft drinks
Contagem, Minas Gerais                    Soft drinks
Jundiai, Sao Paulo                        Soft drinks
Sapucaia, Rio Grande do Sul               Soft drinks

Manaus, Amazonas                          Crown Cap
Manaus, Amazonas                          Concentrate

Fratelli Vita, Bahia                      Water

Maltaria Navegantes-Porto Alegre          Malt

INTERNATIONAL:

PLANT                                     TYPE OF PLANT
-----                                     -------------
CACN, Venezuela                           Beer
CCBA, Argentina                           Mixed
CCBP, Paraguay                            Beer
Patricia, Uruguay                         Beer
Cympay, Uruguay                           Malt
MUSA, Uruguay                             Malt
Malteria Pampa, Argentina                 Malt

      As part of the agreement relating to the acquisition of our interest in Quinsa, in January 2003, AmBev's brewing facilities in Argentina, Uruguay, and Paraguay were transferred as consideration to Quinsa. This transfer will allow for the optimization of operating processes and enhancement of productivity in the Southern Cone region.

      Two greenfield breweries will be constructed as part of our Latin American expansion plan. Both of them, one in Guatemala and one in Peru, are being built with more than 90% of their equipment transferred from other facilities in Brazil and Paraguay, thereby optimizing the available over-capacity released from Brahma-Antarctica integration and the increase of productivity of our plants. This strategy allows AmBev to reduce its investment needs in new plants. Total expected investment should amount to U.S.$50 million and U.S.$38.0 million, in Guatemala and Peru, respectively, including production facilities, working capital, pre-operating and operating expenses.

      We also use under-capacity assets to reduce logistics costs in Brazil. For example, one of our can packaging lines will be transferred to our plant in the state of Piaui during 2003, reducing our total can freight costs to that region.

Insurance

      We insure our plants and equipment against damage or loss with reputable insurers. We believe that the type and amount of insurance we carry conforms with market practices for beverage companies and provides prudent levels of coverage for risks associated with our operations.

Logistics

      AmBev divides its logistics management into three different dimensions: long-term planning, short and medium-term planning and execution.

      On an annual basis, based on macro-economics trends and market knowledge, AmBev prepares a demand forecast for the following five years. This forecast is the major input of AmBev's logistics long-term planning (known as "Director Plan"), whose main goal is to come up with the optimal plant footprint for this period. When running this analysis, logistics must take into account external and internal factors such as demand forecast, plants' capacities and efficiency evolution, transportation costs, raw materials and labor availability, and state taxes. It is during this analysis that we make important decisions such as opening new plants, transferring assets, and increasing or decreasing plants' capacities.

      The output of our long-term planning becomes an input to our yearly (short-term) budgeting process. We use the information generated in the "Director Plan" to determine the volume of each SKU (Stock Keeping Unit) to be produced every month at each of the plants. When running this analysis, logistics must update the demand forecast based on the most recent information obtained with the Sales Department. This production schedule will be the basis for other areas' (particularly Manufacturing and Sourcing) planning.

      Every month, the demand forecast for the following two months is updated and the logistics area reviews its production schedule for each of the plants. When doing this, logistics must consider current capacity availability of each plant, level of inventories, and actual transportation and production costs. Manufacturing uses this information to adjust its daily production schedule and finished goods inventory in order to meet demand requirements. Sourcing uses this information to make its decisions regarding quantities to be purchased, raw materials inventory levels, future purchasing contracts, and hedging alternatives.

      Logistics also uses this production schedule to make our transportation planning, taking into account lead times, costs, distances, and products' shelf lives, among other items. We use a combination of cabotage, rail and road modals to move raw materials and finished goods between suppliers, plants, and distributors, always trying to reach the optimal combination of these different modals. In order to take advantage of scale and to guarantee the optimization of routes and intermodal, we centralized our transportation operation at our Shared Services Center.

      RESEARCH & DEVELOPMENT AND KNOWLEDGE MANAGEMENT

      AmBev brings innovation and retains knowledge to its businesses primarily through four areas: (1) its Technological Development Center (CDT), (2) its Barley Development Program; (3) the Santa Helena Farm; and (4) the Engineering Center.

      CDT

      Located in the site of Guarulhos Beer Plant, inside Sao Paulo Metropolitan area, CDT runs a state-of-the-art 10 hl pilot brewery that reproduces a plant in a smaller scale and allows AmBev to run complex tests. It also has several specific laboratories to support development activities, such as the packaging laboratory built in early 2002 after the creation of a Packaging Innovation team. These labs are equipped to perform quality checks and to produce samples for internal and consumer trials.

      As of May 2003, CDT had 18 employees, who are trained and sent to relevant beverage events such as World Fairs. Their primary tasks are the development of beer and non-alcoholic beverage new products, the execution of laboratory and sensorial analysis, the development of new SPECs for both liquids and packages, and the development of alternatives to reduce operational costs. Because they retain great knowledge of our products and are a self-renewing source of information to AmBev, these employees are carefully recruited and closely monitored by our senior management.

      The CDT, in association with Marketing Intelligence and Innovation teams, is responsible for the development of new products, including both liquid and packaging materials. In 2002, AmBev introduced four new liquids, two in the Brazilian Market, one in the Venezuelan market and one in the Argentine market. All innovation activities performed by AmBev, both in Brazil and in any country AmBev operates, should necessarily be conducted by this multi-functional group.

      Another major function of the CDT is to improve process performance and to optimize production costs through the introduction of new raw materials and processing aids. To do so, the CDT constantly observes the main trends in Brewery Equipment and Production Technologies throughout the world.

When an opportunity is identified, the CDT must analyze advantages and disadvantages, formally approve any change through a committee formed by senior managers and monitor the introduction of changes directly in the field until the new process is fully controlled.

      Barley Development Program

      AmBev Barley Development Program includes four experimental fields located in Brazil, Uruguay and Argentina. The main objective of this program is to develop new barley varieties to increase yield, improve disease resistance, and increase malting quality and other traits of agronomic importance. All varieties developed in this program are evaluated for brewing performance in the CDT before being promoted to commercial levels and therefore cultivated in large scale. As of May 2003, three AmBev varieties occupied approximately 50% of the Brazilian barley area.

      Santa Helena Farm

      The Santa Helena Farm, located in the Amazon Rainforest at the Guarana growing area in the city of Maues, is an important source of research and development for AmBev. Over the last 30 years, AmBev has been investing in research and development to improve genetic aspects of Guarana seeds at this farm. There, we maintain the largest genetic bank of Guarana varieties in the world. This program primarily intends to: (1) increase crop productivity (Guarana production in Maues is expected to increase up to eightfold); (2) develop a better resistance to mold diseases, the worst disease for the Guarana plant, and (3) supply technical assistance and distribute the selected material to the local growers in Maues. The Maues project is also improving the economic development in the region.

      Corporate Engineering Center

      Located at the Jacarei plant, in the state of Sao Paulo, the Corporate Engineering Center (CENG) is AmBev's fourth source of research and development. The Center was created in 2001 and restructured in 2002, with the intention of centralizing our technical expertise to facilitate the sharing and dissemination of knowledge within our organization. In the 2002 restructuring, the Central Laboratory-formerly in Rio de Janeiro-was also transferred to Jacarei, fulfilling AmBev's goal to concentrate its technical experts at a single site. Both facilities were created after searching, identifying, and gathering the best specialists from every technical-related branch. Together, they total about 75 professionals from Brazil and other Latin American countries.

      The Corporate Engineering Center's team focuses their activities on: a) reducing consumption of raw materials and improving losses control; b) increasing quality control; c) increasing assets and man-hours productivity; d) exploring new processes and technologies; e) developing new projects in accordance with the capital expenditure budget; f) analyzing current and new production methods and techniques; and g) running internal and external benchmarking in order to ensure that the best practices are shared throughout the entire company.

      It is also the responsibility of the Corporate Engineering Center to manage AmBev's relationships with its technology partners such as consulting experts and world leading brewers. For instance, we take advantage of our business relations with Pepsi, Miller and Carlsberg to exchange information regarding production technology and processes.

Regulation

      GENERAL.

      In Brazil, it is illegal to sell or serve alcoholic beverages to persons under 18 years of age. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies, applicable to the production and marketing of soft drinks and non-carbonated beverages in Brazil. In addition, there are no licensing requirements for points of sale to sell our beer and soft drink products. For a description of the environmental regulations we are subject to, see "-Regulation-Environmental matters".

      Notwithstanding the foregoing, there always were several tries to improve such regulation on the production and marketing of alcoholic beverages and, recently, representatives in Congress have started new discussions on the limitation of sale and marketing of alcoholic beverages (including beer). Most of such proposed rules intends to reduce consumption of alcohol and the easy access to such products by the young public, by determining new restrictions on the marketing and sale of such products, including restrictions concerning direct association of alcoholic beverages with sports (including financial support of competitions, sport teams and athletes) and the inclusion of warnings in the products advertising the consumers that alcohol beverages consumption is not healthful.

      ENVIRONMENTAL MATTERS.

      We are subject to federal, state and local laws and regulations in Brazil, Argentina, Venezuela, Uruguay and Paraguay relating to pollution, the protection of the environment, the management and disposal of hazardous materials and the clean-up of contaminated sites. In particular, these laws regulate, among other things, air and effluent emissions and require hazardous waste disposal sites to conform with environmental standards. Administrative, criminal and civil penalties, including clean-up costs, may be imposed for non-compliance with or liabilities under environmental laws.

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

      In 1998, one of Antarctica's subsidiaries, Antarctica da Amazonia
S.A., entered into an agreement with the Brazilian Federal Environmental Agency, (IBAMA), under which it committed to maintain and preserve legally protected areas under Brazilian environmental laws and native species of Brazilian nut trees and rubber trees, which are part of the rural property of Fazenda Santa Helena, and not to use some herbicide and biocide products in the farming of guarana. Fazenda Santa Helena is a cultivation site for the guarana seed, which is used as the main raw material in the production of the guarana soft drinks. One of CBB's former subsidiaries, IBANN, was the successor to Antarctica da Amazonia S.A.'s obligations under the agreement with IBAMA. After November 1, 2001, AmBev assumed IBANN's obligations under the agreement pursuant to the merger of IBANN into AmBev.

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

      Historically, Brahma and Antarctica have made, and AmBev continues to make, significant capital expenditures to upgrade and maintain our facilities in compliance with applicable environmental laws and requirements. Recent expenditures incurred in Brazil, Argentina and Venezuela are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                        -----------------------------------
                                           2002        2001        2000
                                        --------    ----------   --------
                                                  (R$ in millions)

Property, plant and equipment.....         2.8         5.1         1.7
Waste treatment...................        38.8        51.1        34.2
                                        --------    ----------   --------
    Total.........................        41.6        56.2        35.9
                                        --------    ----------   --------
                                        --------    ----------   --------

      We expect to spend similar amounts as those spent in the year 2002 on maintaining and upgrading our facilities in upcoming years. We believe that our current operations are in substantial compliance with applicable environmental laws and regulations. We are, however, currently engaged in litigation under Brazilian environmental laws and regulations relating to some of our facilities. See "Financial Information-Consolidated Statements and Other Financial Information-Legal Proceedings-Environmental Matters. "

Intellectual Property

      TRADEMARKS.

       As of May 9, 2003, we had 553 trademarks registered with the Brazilian Institute of Industrial Property (INPI), and used third-party trademarks under specific license agreements (Miller, Carlsberg, Gatorade, Pepsi and Lipton). All of these trademarks are protected in all material respects in Brazil. In addition, we have registered our main trademarks or initiated trademark registration processes in approximately 100 countries outside of Brazil, including Argentina, Venezuela, Uruguay, Paraguay, Portugal and the United States, in order to ensure protection of the names and logos. As of May 9, 2003 we had 945 trademarks registered outside of Brazil.

      Our most important trademarks, including names, are the following:
AmBev, Brahma, Brahma Chopp, Skol, Sukita, Brahma Guarana, Caracu, Limao Brahma, Malzbier, Fratelli Vita, Marathon, Antarctica, Antarctica Pilsen, Bohemia, Guarana Antarctica, Polar Pinguim, Polar Export, Kronenbier,
Bare, Bare-Cola and Guarana Champagne (registered in Brazil),
Guarana Antarctica (registered outside of Brazil), Soda Limonada Antarctica, Agua Tonica Antarctica, and Nectar. There are no unregistered trademarks in Brazil which are material to our business. In Brazil, trademark registration has a term of validity of 10 years, after which it can be renewed for additional 10-year periods. The application for renewal of a trademark must be submitted to the INPI in the last year of validity of the trademark registration, or within six months after the trademark expiration date upon payment of an additional fee. INPI only refuses a renewal in the event that any third party argues that the trademark has lapsed due to lack of use during the prior five years, and such fact is deemed by the INPI to have been proven. We expect to apply for renewal of registration of all of its material trademarks, so as to avoid their expiration. We do not expect any of our material trademarks to lapse in the near future. We believe that our significant trademarks are protected in all material respects in the markets in which we currently operate.

Organizational Structure

      AmBev is a holding company. The bulk of our operations are conducted through one principal operating subsidiary (CBB). Additionally, AmBev acquired on January 31, 2003 an initial economic interest of 40.475% in Quinsa, which is a holding company with operating subsidiaries in five countries.

      The principal component of the restructuring performed in 2002 was the repurchase of the remaining minority interest in Polar and Astra.

      The following chart illustrates the ownership structure of AmBev's principal subsidiaries as of March 31, 2003 based on voting share capital owned. For a complete list of our material subsidiaries, see Exhibit 8.1 to this annual report.




                           ORGANIZATIONAL STRUCTURE


                AmBev and its Principal Operating Subsidiaries





                                                     |-------------|
                                                     |    ABBEV    |
                                                     |-------------|                             |-------------|
                                                             |                                   |   AROSUCO   |
                                                             |-----------------------------------|-------------|
                                                             |                                   |AmBev  99.70%|
                             |-------------------------------------------------------|           |Skol    0.30%|
                             |          |                                            |           |-------------|
                             |          |                                            |
                             |  |---------------|                           |------------------|
                             |  |    AGREGA     |                           |       CBB        |
                             |  |---------------|                           |------------------|
                             |  |AmBev    50.00%|                           |AmBev       99.99%|
                             |  |Others   50.00%|                           |Others       0.01%|
                             |  |---------------|                           |------------------|
                             |                                                       |
                             |                                |-------------------------------------------------------------|
                             |                                |                      |                  |         |         |
                             |  |---------------|   |---------------------| |------------------| |--------------| | |--------------|
                             |  |     EAGLE     |   |  Lambic Holding SA  | |HOHNHECK Argentina| |    SKOL      | | |      ANEP    |
                             |--|---------------|   |---------------------| |------------------| |--------------| | |--------------|
                                |AmBev   100.00%|   |CBB            87.33%| |AmBev        0.00%| |CBB     99.96%| | |CBB    100.00%|
                                |               |   |Lince          12.67%| |CBB         50.69%| |Others   0.04%| | |--------------|
                                |               |   |                     | |SKOL        49.31%| |--------------| |         |
                                |---------------|   |---------------------| |------------------|        |         |         |
                                        |                     |                      |                  |         |         |
      |----------------|----------------|                     |                      |                  |         |         |
      |                |                |                     |                      |                  |         |         |
|-------------| |-------------| |---------------|   |---------------------| |------------------|        |         | |--------------|
|   ASPEN     | |   BRAHMACO  | |  JALUA Spain  |   |     Lambic Chile    | | Hohneck  Chile   | |--------------| | | IBA SUBESTE  |
|-------------| |-------------| |---------------|   |---------------------| |------------------| |     CRBS     | | |--------------|
|Eagle 100.00%| |Eagle 100.00%| |Eagle   100.00%|   |Lambic Holding 99.99%| |Hohnbeck Arg      | |--------------| | |Anep    82.92%|
|             | |             | |CBB       0.00%|   |Hohneck Chile   0.01%| |           100.00%| |CBB     99.79%|-|-|CBB     16.00%|
|-------------| |-------------| |---------------|   |---------------------| |------------------| |Others   0.21%| | |Others   1.08%|
      |                                |                      |                      |           |--------------| | |--------------|
      |                                |                      |                      |                            |         |
      |                                |                      |                      |                            |         |
|-------------|                 |---------------|   |---------------------| |------------------| |--------------| | |--------------|
|   CYMPAY    |                 |   MONTHIERS   |   |       NCAQ          | |    DUNVEGAN      | |  PEPSI ENG.  | | |    DISBAM    |
|-------------|                 |---------------|   |---------------------| |------------------| |--------------| | |--------------|
|Aspen  97.28%|                 |Julua Spain    |-| |Lambic Chile  100.00%| |Hohnbeck Chile    | |CBB     99.44%|-|-|Sudeste 99.55%|
|Others  2.72%|                 |        100.00%| | |                     | |           100.00%| |Skol     0.56%| | |Anep     0.55%|
|-------------|                 |---------------| | |---------------------| |------------------| |--------------| | |--------------|
                                                  |           |                     |                             |
                                                  |           |---------------------|                             |
                                                  |                      |                                        |
                |-------------| |---------------| |           |---------------------|           |---------------| |
                |    CACN     | |      UBL      | |           |       QUINSA        |           |    ASTRA      | |
                |-------------| |---------------| |           |---------------------|           |---------------| |
                |UBL    98.39%| |Monthiers51.00%| |           |Dunvegan       32.63%|           |CBB      97.20%|-|
                |Others  1.61%| |Others   49.00%| |           |NCAQ            3.71%|           |Others    2.80%| |
                |-------------| |---------------| |           |Others         63.66%|           |---------------| |
                                                  |           |---------------------|                             |
                                                  |                      |                                        |
                                |---------------| |           |---------------------|           |---------------| | |--------------|
                                |MALTARIA PAMPA | |           |         QIB         |           |      ITB      | | | FAZ DO POCO  |
                                |---------------| |           |---------------------|           |---------------| | |--------------|
                                |CBB      60.00%|-|           |Quinsa         85.00%|           |CBB      50.00%|-|-|CBB     84.09%|
                                |Montiers 40.00%|             |Dunvegan        8.60%|           |(Fratelli)     | | |
                                |               |             |BAC             6.40%|           |Others   50.00%| | |Anep    15.91%|
                                |---------------|             |---------------------|           |---------------| | |--------------|
                                        |                                                                         |
                                |---------------|                                                                 |
                                |   MALATARIA   |                                               |---------------| |
                                |   URUGUAY     |                                               |    DAHLEN     | |
                                |---------------|                                               |---------------| |
                                |Malt.   100.00%|                                               |CBB     100.00%|-|
                                |Pampa          |                                               |               |
                                |               |                                               |---------------|
                                |---------------|


                                      60

Operating and Financial Review and Prospects

                               OPERATING RESULTS

Introduction

      This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in "Cautionary Statement Regarding Forward-Looking Information" and the matters set forth in this annual report generally.

      We have prepared our audited annual consolidated financial statements as of December 31, 2002, 2001 and 2000 and for the three years ended December 31, 2002 in Brazilian reais in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The audited financial statements included elsewhere in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders' equity to U.S. GAAP, a discussion of the reconciling differences in accounting principles, and the presentation of the U.S. GAAP condensed balance sheets and statements of operations in Brazilian reais.

      AmBev's discussion and analysis of its financial condition and results of operations are based upon its primary financial statements. As a result, the financial information and related discussion and analysis contained in this Item are in accordance with Brazilian GAAP and figures are in reais, unless otherwise stated.

Critical Accounting Policies

      Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

            o  Goodwill, Intangible Assets and Amortization

            o  Pensions, Employee Benefits and the Consolidation of The FAHZ

            o  Contingencies

            o  Deferred tax

            o  Accounting for derivatives

      GOODWILL, INTANGIBLE ASSETS AND AMORTIZATION

      We have made acquisitions that included a significant amount of goodwill and other intangible assets. The accounting for goodwill and intangible assets under Brazilian GAAP remains unchanged, with goodwill amortized over defined finite periods, as disclosed in note 2 (j) to our financial statements.

      Under Brazilian GAAP, net goodwill was R$626.9 million and R$617.6 million at December 31, 2002 and 2001, respectively. This was net of accumulated amortization of R$331.3 million and R$226.0 million, respectively, and negative goodwill of R$149.9 million and R$164.7 million, respectively. The amortization charge for the purposes of Brazilian GAAP was R$105.3 million for the year ended December 31, 2002 and R$94.2 million for the year ended December 31, 2001.

      Under U.S. GAAP, net goodwill was R$249.5 million and R$195.6 million at December 31, 2002 and 2001, respectively. SFAS No. 142, "Goodwill and Other Intangible Assets," became effective for acquisitions after June 30, 2001. This standard requires that goodwill no longer be amortized but tested annually for impairment, and we therefore ceased to amortize goodwill as from January 1, 2002. The amortization expense under U.S. GAAP related to goodwill and intangible assets for the year ended December 31, 2001 was R$35.8 million, and was nil for the year ended December 31, 2002.

      Our goodwill was grouped into reporting units and tested for impairment in 2002 under the guidance of SFAS No. 142. Reassessment of lives of all intangible assets and specific tests for impairment of intangible assets with finite lives will continue to be performed annually to determine the need for impairment provisions and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Factors which could trigger an impairment adjustment include the following:

         o significant underperformance relative to expected historical or projected future operating results of reporting units,

         o significant changes in the manner we used the acquired assets or the strategy for our overall business or use of trade names, or

         o   significant negative industry or economic trends.

      We performed the impairment test and determined that no goodwill impairment existed at December 31, 2002.


      EMPLOYEE BENEFITS-AND THE CONSOLIDATION OF  THE FAHZ

      The FAHZ, one of our three controlling shareholders, provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in note 14 (c) to the financial statements included elsewhere in this report. Prior to the combination with Antarctica, Brahma also provided the same benefits through the Brahma Welfare Foundation (BWF). The assets of the BWF were merged into the FAHZ on October 27, 2000 and the former ceased to exist.

      We can contribute up to 10% of our consolidated net income to support the FAHZ. At December 31, 2002, the FAHZ owned 23.32% of our voting shares and 10.74% of our total shares. See " Major Shareholders and Related Party Transactions".

         BRAZILIAN GAAP ACCOUNTING

      The FAHZ is a legally distinct entity for the purposes of Brazilian GAAP. Under Brazilian GAAP, we do not consolidate the assets and liabilities of the FAHZ within our financial statements. Similarly, the assets and liabilities of the BWF were not consolidated in Brahma's financial statements.

      Under Brazilian GAAP, we account for all benefit obligations provided by the company, including those in relation to the FAHZ, in accordance with the release by the Brazilian Institute of

Independent Auditors, or IBRACON of Accounting Standard and Procedure NPC No. 26, "Pensions and Post-retirement benefits" in December 2000. This requires the comprehensive recording of pension obligations and expenses on an actuarial basis. Accordingly, as permitted by NPC No. 26, we reduced shareholders' equity at December 31, 2001 to reflect the accumulated obligation for the actuarial liability to represent the contributions due to the FAHZ by R$40.6 million (R$61.5 million, net of R$20.9 million deferred tax). Prior to the implementation of NPC No. 26, for the year ended December 31, 2000, AmBev Brahma expensed all pension and post- retirement contributions, including those made to the FAHZ, directly to the statement of operations on an accrual basis without recognition of the actuarial obligation. From January 1, 2002, AmBev recognized in income a charge to pensions and post-retirement benefits to reflect the change in the actuarial obligation, less the fair value of plan assets and the effect of deferrals.

      Plan assets include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Following an actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2001 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, on December 31, 2001, AmBev included in the actuarial determination of the pension obligation at December 31, 2001 a valuation allowance of R$144.8 million against the plan assets. This allowance will affect the pension charge/ benefit as from 2002.


         U.S. GAAP ACCOUNTING

      Under U.S. GAAP, the assets and liabilities of the FAHZ are consolidated within AmBev. These assets would not be distributable to shareholders in the event of a bankruptcy. A substantial part of these assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share under U.S. GAAP.

      Under U. S GAAP, we account for post-retirement benefits in accordance with SFAS No. 106 "Employees Accounting for Post-retirement Benefits and Other Obligations". We have recorded an accrued liability, based on independent actuarial reports at the end of each period, for the retirement element of the obligations applicable to the FAHZ.

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

      As confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, U.S. GAAP does not provide for valuation allowances against a pension asset. The reconciliation to U.S. GAAP as at and for the year ended December 31, 2002 includes a R$19.0 million adjustment to reverse the effects of the valuation allowance.

      CONTINGENCIES

      The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period. The most significant of these are as follows:

         LEGAL CONTINGENCIES

      We are currently involved in certain legal proceedings, as discussed in "Financial Information-Legal Proceedings". In the future, management may make decisions which impact the structure, operations, and staffing of the company, which may result in further claims. Fundamental changes in economic conditions may also result in similar restructuring strategies. We have recorded liabilities on pending litigation based on estimates of the amounts and the range of the losses. Unless impacted by changes in accounting standards and practices, we intend to continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. However, our assumptions and estimates may change in the future based on our assessment of any given situation, which may result in changes in future provisioning for legal claims.

         LABOR CLAIMS

      Management is required to make estimates of the potential losses on outstanding labor claims based on the advice of external legal counsel on the likelihood of successful outcome. When external counsel advise us that it is probable that our case will not prevail we record provisions against these exposures based on estimated loss amounts. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees against us or our subsidiaries. These claims relate principally to dismissals, severance, health and safety, supplementary retirement benefits and other matters.

         TAX CONTINGENCIES

      The complexity of the Brazilian corporate fiscal environment often results in disputes over a number of different taxes. We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are constitutional. As discussed in note 17 to our financial statements, we have accrued the costs for the resolution of the losses when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue and income taxes and are described in detail in the financial statements. The estimates are developed in consultation with external legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

         UNRECOGNIZED EXPOSURES

      We have not provided for every potential legal or tax claim, but only for those in which we consider loss to be probable. We have estimated the total unrecorded exposures of possible losses to be R$976.0 million at December 31, 2002. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, and we were subject to losses on all cases, our net impact on the statement of operations would be an expense of this amount.

      DEFERRED TAX

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable (under Brazilian GAAP) or more-likely-than not (under U.S.
GAAP) that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Pursuant to CVM regulations, under Brazilian GAAP, the company must demonstrate that it will recover the tax assets discounted to present value based on expected realization dates, within a 10-year period.

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

      In October 2000, after conducting certain tax restructuring initiatives, we decided that we would no longer provide deferred tax on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded at first that these earnings are not taxable on remission to Brazil. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements.

      As part of the 1997 Pepsi transaction, we acquired the conditional right to certain tax assets. Had we utilized the assets within the period which expired in October 2002, 80% of the benefit would have been returned to the seller. Under Brazilian GAAP and U.S. GAAP, we recognized 20% of the tax asset at the time of the acquisition and recorded a valuation allowance against the 80%. As we are confident that it is more likely than not that the further 80% will now be recovered under U.S. GAAP, we recorded a tax benefit of R$148.0 million in 2002 to reflect the tax loss carryforwards no longer subject to contingent utilization. This amount was taken directly as a benefit to the statement of operations under U.S. GAAP, as opposed to an increase in the goodwill of the Pepsi transaction, to reflect the lifting of the restrictions which placed recoverability in doubt. We did not record the tax asset equivalent to 80% of the available tax losses under Brazilian GAAP.

      Certain other tax assets arising from the Brazilian GAAP purchase price adjustments at the time of the Brahma and Antarctica combination and the subsequent downstream merger of Antarctica have not been recorded as recovery is not presently considered probable.

      ACCOUNTING FOR DERIVATIVES

         BRAZILIAN GAAP ACCOUNTING

      We enter into foreign currency forward, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. All of these agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage foreign currency cash flow exposures are reported in the statement of operations and included in "Financial income" and "Financial expenses".

      Brazilian GAAP requires us to disclose the fair value of financial instruments at the balance sheet date but does not require us to record the unrealized market-to-market fair value gains and losses in income in the year. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

         Commodities

      Financial instruments used to mitigate commodity price risk are recorded at fair market value. Unrealized gains at December 31, 2002 on these contracts not yet closed out totaled R$4.9 million and these will only be recognized in the statement of operations when realized. Realized gains on commodity contracts closed during 2002 amounted to R$345.6 million and these were recognized in Cost of sales in the statement of operations to match the associated commodity currency cost. Additionally, credits of R$11.8 million and R$14.2 million, respectively, were recognized against General and administrative expenses and selling expenses, respectively, reducing our foreign currency denominated expenses.

         Interest and Foreign Currencies

      The fair value of the financial assets provide a shelter for the currency and interest rate risks accruing from the financial liabilities. Although the Company's intention is to maintain these assets, they could be realized at the Company's discretion. Should these instruments be settled only on their respective maturity dates, the negative effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have presented an unrealized pre-tax gain of approximately R$461.6 million at December 31, 2002 as below:

Financial liabilities         Book value        Fair  value       Unrealized gain

Notes                          R$1,775.9         R$1,377.4             R$398.5
Syndicated loan                  1,157.8           1,103.5                54.3
Raw material financing             105.6              96.7                 8.9
                              ----------        ----------            ----------
                               R$3,039.3         R$2,577.7             R$461.6
                              ----------        ----------            ----------

      Prior to 2002, fair value gains and losses on these derivative instruments when compared to the effects at December 31, 2002 were not significant. The reversal of the unrealized losses determined at December 31, 2002 may significantly benefit reported income in future periods.

         U.S. GAAP ACCOUNTING

      All derivative financial instrument agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage foreign currency cash flow exposures are reported in the statement of operations and included in "Financial income" and "Financial expenses". We have not classified any of our derivative transactions as cash flow or fair value hedges to date.

U.S. GAAP RECONCILIATION

      Our net income in accordance with Brazilian GAAP was R$1.510.3 million in 2002, R$784.6 million in 2001 and R$470.2 million in 2000. Under U.S. GAAP, we would have reported net income of R$1,642.2 million in 2002, R$840.1 million in 2001 and R$879.2 million in 2000.

      Our shareholders' equity in accordance with Brazilian GAAP was R$4,129.6 million in 2002, R$3,363.5 million in 2001 and R$3,077.0 million in 2000. Under U.S. GAAP, we would have reported shareholders' equity of R$3,960.6 million in 2002, R$2,839.9 million in 2001 and R$2,378.2 million in 2000.

      The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income in 2000, 2001 and 2002, as well as shareholders' equity at December 31, 2000, 2001 and 2002, relate to the treatment of the following items:

         o Under Brazilian GAAP, the combination of the two predecessor companies Brahma and Antarctica which was accounted for in a manner similar to a pooling-of-interest under Brazilian GAAP; for the purposes of U.S. GAAP, the transaction was treated as an acquisition by Brahma of Antarctica;

         o Under Brazilian GAAP inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges and shareholders' equity, and reported the net charge or credit in the statement of operations; for the purposes of U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders' equity. This results in additional inflation adjustments as at December 31, 2002 and 2001;

         o Under Brazilian GAAP, Brazil ceased to be a high inflationary economy on January 1, 1996, as opposed to January 1, 1998 under
             U. S GAAP. Accordingly, we continued to use inflation accounting in our U.S. GAAP financial statements for the period from January 1, 1996 to December 31, 1997, which impacted our permanent assets (property, plant and equipment and short-term investments) and shareholders' equity. The financial statements of the subsidiaries in Argentina and Venezuela included inflation accounting adjustments under Brazilian GAAP in 2002 which were reversed under U.S. GAAP;

         o The FAHZ, which provides medical, dental, educational and social assistance to current and former employees, has been consolidated for the purposes of U.S. GAAP to reflect the significant influence that AmBev exerts over the investment decisions of the FAHZ, in recognition that benefits it does provide are almost exclusively to our current and former employees. Under Brazilian GAAP, we have not consolidated the FAHZ. See "-Critical Accounting Policies-Employee Benefits-The FAHZ";

         o Under Brazilian GAAP, 80% of the Pepsi deferred tax assets acquired on the Pepsi transaction in 1997 have not been recognized due to the more stringent recognition criteria; for the purposes of the U.S. GAAP, the valuation allowance held against 80% of the assets was released in 2002;

         o Under Brazilian GAAP, prior to 2002, the expenses related to pension plans and other post-retirement benefits, which were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period. These expenses were fully recorded on an actuarial basis under U.S. GAAP;

         o Under Brazilian GAAP, financing charges from borrowings used in construction were not capitalized prior to 1998; for the purposes of U.S. GAAP, capitalization of the interest expense on borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets;

         o Under Brazilian GAAP, dividends proposed by management are required to be accrued in the financial statements; for the purposes of U.S. GAAP, these may not be accrued until ratified by the Shareholders Meeting;

         o Under U.S. GAAP, beginning on January 1, 2002, goodwill is no longer amortized but tested annually for impairment. Goodwill continues to be amortized for Brazilian GAAP purposes; and

         o There are a number of expenses and charges which can be capitalized and deferred under Brazilian GAAP, which are expensed under U.S. GAAP.

      Our audited financial statements included elsewhere in this report provides for a fuller description of these differences and a reconciliation of net income and total shareholders' equity from Brazilian GAAP to U.S. GAAP.

ACCOUNTING ASPECTS OF THE COMBINATION

      Prior to July 1, 1999, the date of the combination of Brahma and Antarctica and the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. For legal purposes, AmBev was created by the merger of Brahma and Antarctica and became the successor company as at that date. For purposes of Brazilian statutory, legal and accounting records, we accounted for the combination in a manner similar to a pooling-of-interests in accordance with Brazilian GAAP. Under this accounting method, the recorded assets and liabilities of Brahma and Antarctica were carried over to AmBev's consolidated financial statements at their historical amounts. The combination did not qualify for a pooling-of-interests under U.S. GAAP, for which purposes the combination was recorded using the purchase method of accounting. For U.S. GAAP purposes, AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of and for the year ended December 31, 1999 are the financial statements of Brahma as of such date and for such period. As described in note 2(a) to the financial statements, the financial statements of AmBev as of any date and for any period ended after December 31, 1999, reflect the combination of Brahma and Antarctica. The impact of these differences has been included in the reconciliation to U.S. GAAP in note 21.2 to the financial statements.

ACCOUNTING ASPECTS OF THE QUINSA TRANSACTION

      On January 31, 2003, we consummated the acquisition of a 40.475% initial economic interest in Quinsa. See "Information of the Company-Acquisition of Interest in Quinsa". The operations and financial results of Quinsa, as well as the accounting impact of the acquisition, are not reflected in our financial statements as at and for the year ended December 31, 2002. Our first quarter financial statements for the year 2003, filed with the CVM under Brazilian GAAP on May 9, 2003 include the financial results of Quinsa on a proportional consolidated basis. For U.S. GAAP purposes, our interest in Quinsa cannot be consolidated on a proportional basis, but will be accounted for under the equity method for the year ending December 31, 2003.

FUTURE IMPACT OF QUINSA

      The acquisition of our initial 40.475% economic interest in Quinsa, consummated on January 31, 2003, is expected to impact our future trends as the results of Quinsa will be reflected in our 2003 financial statements. On January 31, 2003 AmBev acquired 37.5% of the total capital of Quinsa, which in turn owns 85.0% of QIB. We have also acquired an additional 8.6% of the shares of QIB from Heineken. As a result, at January 31, 2003, we had a total 40.475% economic interest in Quinsa. For the purposes of Brazilian GAAP, beginning on January 31, 2003, Quinsa will be proportionally consolidated in our 2003 financial statements.

      Quinsa did not prepare Brazilian GAAP financial information for 2002. In order to provide comparable data to demonstrate the potential impact on our results and trends in 2003, we have included in the tables below some key financial indicators as at March 31, 2003 and for the two months ended March 31, 2003 of Quinsa, under Brazilian GAAP, as well as our interest of those results included in our condensed financial information for the first quarter of 2003, filed with the CVM on May, 9 2003:

STATEMENT OF OPERATIONS                       QUINSA
                                          FEBRUARY/MARCH              AMBEV'S
                                            2003-GROSS(1)             SHARE(2)
                                          ---------------          ------------
                                                      ( R$ in millions)

Gross Sales...................                458.1                   85.4
Net Sales.....................                362.4                   46.7
Cost of Sales.................               (190.2)                 (77.0)
Gross Profit..................                172.2                   69.7
Operating Income..............                161.7                   65.5
Net Income....................                118.3                   47.9

(1) Translated from Quinsa's statement of operations prepared under Brazilian
GAAP in U.S. dollars using an exchange rate of R$3.3531 per U.S. dollar.

(2) Represents 40.475% of the results of Quinsa for the two month period ended
March 31, 2003.


                                                                      AMBEV'S
BALANCE SHEET                                 QUINSA                   SHARE
                                               GROSS                  MARCH 31,
                                          MARCH 31, 2003(1)           2003(2)
                                         ------------------          -------------
                                                        (R$ in millions)

Current assets                                974.4                   394.4
Long term assets                              218.8                    88.6
Property, plant and equipment               2,810.7                 1,137.6

Short term borrowings                         319.0                   129.1
Other short term liabilities                1,076.8                  435.8

Long term borrowings                          171.5                    69.4
Other long term liabilities                   251.7                   101.9

SHAREHOLDER EQUITY                          2,184.9                  884.3

(1) Translated from Quinsa's balance sheet prepared under Brazilian GAAP in U.S. dollars using an exchange rate of R$3.3531 per U.S. dollar.

(2) Represents 40.475% of our interest in Quinsa as at March 31, 2003.

      AmBev's share of the statement of operations and balance sheet presented under Brazilian GAAP are expected to be combined with the corresponding financial information of AmBev and reported in our annual financial statements prepared under Brazilian GAAP as at and for the year ending December 31, 2003. For the purposes of U.S. GAAP, we expect to report our interest in Quinsa, unless we acquire a controlling interest or are otherwise required to consolidate Quinsa under U.S. GAAP, on an equity accounting basis and not on a proportional consolidation basis as required by the CVM under Brazilian GAAP.

      At December 31, 2002 and March 31, 2003, Quinsa was in default of certain loan covenants. Quinsa management is currently renegotiating the terms and conditions of certain loans. See "-Liquidity and Capital Resources".

      As of June 16, 2003, AmBev had acquired an additional 1.1 million Class B shares of Quinsa in the open market, resulting in an increase in its total economic interest in Quinsa to 41.217%. For further details on the acquisition, the business of Quinsa and anti-trust matters, refer to "Information on the Company-Acquisition of Interest in Quinsa". Further information is available through the annual report filed with the SEC. The Quinsa filings are not incorporated by reference in our annual report.

OTHER ACQUISITIONS/DISPOSITIONS AND ACCOUNTING IMPLICATIONS

      Astra

      Between June and December 2001, we also acquired 11.328 million preferred shares in Astra for a total consideration of R$57.9 million, which increased our total interest in Astra to 65.5% (50% of the voting capital) and gave rise to goodwill of R$28.9 million. As of June 4, 2002, CBB, a wholly-owned subsidiary of AmBev, increased its participation in the total capital of Astra from 73.1% to 93.6%, through the purchase of the Aguia S.A. stake in Astra. Through 2002, CBB purchased shares from minority shareholders and increased its participation in the total capital of the company to 96.7%. The 2002 stock purchase consideration totaled R$128.5 million, including R$94.3 million of goodwill.

      IBANN

      On November 1, 2001, the shareholders of AmBev and the minority shareholders of IBANN, a subsidiary of CBB (and a former Antarctica subsidiary), consummated a share exchange and approved the acquisition of the remaining interest (35.0%) in IBANN by AmBev. AmBev issued 526,210,199 shares, of which 96,712,635 were common shares and 429,497,564 were preferred shares in exchange for 17.1% and 45.4% of the common and preferred shares the minorities held in IBANN and recorded a capital increase of R$298.3 million. On December 10, 2001, we announced that we would pay R$242.2 million to the minority shareholders of IBANN who exercised their appraisal rights in lieu of accepting the share exchange. Under Brazilian GAAP, we accounted for this as a separate transaction, in effect a share buy-back, and recorded it as a reduction in treasury shares. Under Brazilian GAAP, no goodwill was recognized on this transaction, although a capital gain of R$18.2 million was recognized in the statement of operations to reflect the difference in the net book value of the assets pertaining to the minority shareholders and the appraised book value calculated in the previous three months. For the purposes of U.S. GAAP, we believe that this transaction was inseparable from the acquisition itself and that the capital paid to IBANN minority shareholders was part of the consideration for the purchase.

      Bavaria

      On November 6, 2000, we entered into stock and distribution agreements providing for the sale of Bavaria S.A. to Molson Inc. See "Background on the Company-Brazilian Antitrust Approval". The total contingent consideration for the sale was R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million would be payable to us by Molson subject to the Bavaria brand reaching certain market share thresholds. We have not recorded this as an asset on the balance sheet. Unless otherwise stated, the historical operating and financial data of AmBev includes the operations of Bavaria through October 31, 2000.

      Pepsi

      In 1997, we acquired the Pepsi bottlers in southern and southeastern Brazil and the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. Under Brazilian GAAP, the shareholders' equity of these bottlers at the date of acquisition was zero, and since we paid a nominal amount for the business, no goodwill was recognized. Under U.S. GAAP, however, the acquisition gave rise to R$43.8 million of goodwill as of December 31, 1997 (which was being amortized over a 10-year period). In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Information on the Company-Business Overview-Our Products and Brands-Joint Ventures and Strategic Alliances". We have made a number of other smaller acquisitions in recent years which are discussed in note 7 of the financial statements.

SYNERGIES FROM THE COMBINATION OF BRAHMA AND ANTARCTICA

      The combination of Brahma and Antarctica allowed us to realize synergies beginning in the second quarter of 2000, which have consisted of the following:

         o Production synergies, obtained by optimizing logistics and production facilities such as bottling lines. Since the combination was approved by the antitrust authorities in April 2000, we closed down eight soft drink plants, with the volume produced by these plants mostly being reallocated to our other plants;

         o Distribution synergies resulted from the transfer of best practices among Brahma, Antarctica and Skol third-party and direct distribution networks through our Excellence Program, resulting in overall lower distribution costs per hectoliter and improved execution at the point of sale;

         o Administrative cost savings resulted from the combination since we closed Antarctica's head office and rationalized redundant administrative facilities and personnel. Also, we combined the regional (commercial) sales structures of Antarctica and Brahma;

         o Purchasing synergies were realized by implementing best practices in global sourcing and taking advantage of our increased bargaining power; and

         o We used part of Brahma's cash to pay down a substantial portion of Antarctica's short-term debt which had higher interest costs. Also, our credit profile improved relative to the stand-alone companies.

EFFECT OF DIRECT DISTRIBUTION ON RESULTS OF OPERATIONS

      Historically, both Brahma and Antarctica distributed their products through exclusive third-party distribution networks. See "Information on the Company-Distribution and Sales". In the second half of 1997, Brahma began to implement the direct distribution of its products. For the year ended December 31, 2002, direct distribution represented 33.9% of our sales volumes, compared to 31.1% in 2001.

      As the proportion of our net sales made through direct distribution rises, our results of operations are affected as follows:

      o Net sales increases. Net sales made through direct distribution are greater than net sales made through third parties. Under direct distribution, we receive a higher price for our products since third-party distribution fees are not applicable when we sell the product ourselves. Freight costs, absorbed by us when we sell to third-party distributors are not deducted when sales are made under direct distribution. Since these costs are deducted from gross sales, the effect of greater direct distribution is an increase in net sales.

      o We incur transportation costs. When we sell our products directly, we incur freight costs in transporting our products between our plant and the point of sale, which are included in our cost of sales under U.S. GAAP and in our selling expenses under Brazilian GAAP.

      o Our selling expenses increase. Under the third-party distribution system, the salesperson is an employee of the distributor, while under direct distribution, the salesperson is our employee. As direct distribution grows, we incur additional selling expenses from the hiring of additional employees which are offset by the increase in net sales.

      o Our working capital needs increase. Under our direct distribution system, we extend limited credit to some points of sale, based on market rates with terms ranging from two to ten days. Accordingly, as we increase direct distribution to the points of sale, our receivables increase.

FOREIGN CURRENCY EFFECTS

      We have significant amounts of U.S. dollar-denominated liabilities and operating expenses denominated in or linked to U.S. dollars. However, substantially all of our revenues are generated in reais.

      The devaluations of the real have had the following effects on our results of operations:

         o As of December 31, 2002, approximately 44% of our total costs of sales was linked to U.S. dollars. The significant devaluations of the real have had an unfavorable effect on the cost of packaging such as cans and PET bottles as well as imported raw materials. Historically, we have been able to raise prices to partially offset the cost increase. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost increases, or to recover such cost increases in future periods.

         o The translation effects of our U.S. dollar transactions (i.e., cash, cash equivalents, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income and financial expense in our statements of operations.

         o We have policies designed to manage commodity and currency risks to protect our transactions and net assets from the significant devaluations. We entered into commodity and cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar denominated transactions and loans, which were effective in mitigating the significant losses which would otherwise have been recorded at the time of the significant devaluations occurred since 1999. These foreign currency risk management policies are designed to take advantage of tax benefits as the gains mostly accrue in offshore, tax-exempt entities, whereas the foreign exchange losses are tax deductible. See "Quantitative and Qualitative Disclosures About Market Risk".

TAXES

      TAXES ON INCOME.

      Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The composite statutory rates applicable for the respective periods were 34% in 2002, 34% in 2001 and 34 to 37% in 2000. The range of statutory rates in 2000 were the result of changes in the social contribution rates applied during those periods. For 2002, 2001 and 2000, our Brazilian GAAP effective tax rate was a benefit of 21.5% in 2002, a charge of 5.2% in 2001, and a benefit of 105.5% in 2000.

      The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been (i) benefits arising from tax-deductible payments of interest on shareholders' equity whereas the interest is charged directly to shareholders' equity, (ii) certain non-deductible expenses, (iii) different foreign tax rates, (iv) valuation allowances against net operating losses and reversals, (v) non-taxable benefits arising from State value-added incentive programs, and (vi) re-filings of tax returns following changes in interpretation of certain deductions.

      Under U.S. GAAP, we recorded a benefit of R$148.0 million corresponding to 80% of the original tax loss carryforwards acquired at the time of the Pepsi transaction in 1997 which through October 2002 had been subject to certain restrictions.

      TAX LOSSES AVAILABLE FOR OFFSET.

      We had tax loss carryforward assets available for offset of R$1,080.5 million at December 31, 2002. Income tax losses available for offset in Brazil (90.2% of our gross losses at December 31, 2002) do not expire, however, the annual offset is limited to 30% of taxes payable.

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

      TAXES ON SALES-RECOGNITION OF BENEFIT.

      A long standing tax dispute was decided in favor of Brazilian taxpayers on May 29, 2001 at an arbitration session of the Court of Appeals. As a result of the decision, we reversed part of the provision for Social Integration Program tax (PIS), a tax on gross revenues, through a credit of R$123.8 million, and which was recorded in provisions for contingencies and liabilities associated with legal proceedings in the year ended December 31, 2001.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

      The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2002 and 2001:

                                                                                CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                        ----------------------------------------------------
                                                                         2002                   2001              % CHANGE
                                                                         ----                   ----              --------
                                                                        (R$ in millions, except volume amounts, percentages
                                                                                    and per share amounts)

Sales volume-000 hectoliters(1)...........                                  80,153                80,853              (0.9)
Net sales.................................                                 7,325.3               6,525.6               12.3
Net revenue per hectoliter-R$/hl..........                                    91.4                  80.7               13.2
Cost of sales.............................                               (3,341.7)             (3,366.2)              (0.7)
Gross profit..............................                                 3,983.6               3,159.4               26.1
 GROSS MARGIN (%).........................                                   54.4%                 48.4%
Selling, general and administrative expenses
   Selling and marketing  expenses........                                 (687.2)               (707.8)              (2.9)
   Direct distribution expenses...........                                 (537.4)               (467.8)               14.9
   General and administrative expenses,                                    (373.5)               (351.5)                6.3
   including directors' fees.............
   Depreciation and amortization(2).......                                 (334.6)               (256.5)               30.4
                                                                         --------              --------
                                                                         (1,932.7)             (1,783.6)                8.4
                                                                           2,050.9               1,375.8               49.1
Provisions for contingencies..............                                 (123.7)                (33.9)              264.9
Other operating income, net(4)............                                   199.4                 152.2               31.0
Net financial expenses....................                                 (747.1)               (503.1)               48.5
                                                                          -------               -------
Operating income(4) (5)...................                                 1,379.5                 991.0               39.2
    OPERATING MARGIN (%)..................                                   18.8%                 15.2%
Net income................................                                 1,510.3                 784.6               92.5
    NET MARGIN                                                               20.6%                 12.2%
EARNINGS PER SHARE - R$/000 SHARES(3).....                                   39.48                 20.31               94.4

-----------------
Amounts may not add due to rounding.

(1)   Includes sales volume of beer and soft drinks.

(2) Does not include depreciation recorded on production assets which is recorded within Cost of sales, nor amortization of goodwill within Other operating income, net.

(3) Calculated based on year end number of shares, excluding treasury shares.

(4) Reclassifications were made in the 2001 statement of operations between non-operating income (expense), net to other operating income, net.
      There was a change in the criteria that resulted in the reclassification of tax recoveries in the amount of R$105.0 million from Non-operating income (expense), net to Other operating income, net. Accordingly, the Other operating income (expense), net for 2001 of R$152.2 million and Operating income (expense) for 2001 of R$991.0 million in the table above are different from those disclosed in the annual report.

(5)   Under Brazilian GAAP, operting income includes net financial expense.

MARGIN ANALYSIS

      The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2002 and 2001:

                                                              YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                                 2002       2001
                                                            ------------  ------------
                                                                  (%)        (%)

Net sales.............................................          100.0      100.0






Cost of sales.........................................          (45.6)     (51.6)
Gross profit..........................................           54.4       48.4
Selling and marketing expenses........................           (9.4)     (10.8)
Direct distribution expenses..........................           (7.3)      (7.2)
General and administrative expenses, including directors' fees   (5.1)      (5.4)
Depreciation and amortization.........................           (4.6)      (3.9)
Provision for contingencies...........................           (1.7)      (0.5)
Other operating income, net...........................            2.7        2.3
Net financial expenses................................          (10.2)      (7.7)

Operating income......................................           18.8       15.2


FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

      The following table sets forth certain financial highlights by business segment for the years ended December 31, 2002 and 2001:

                                                                         YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                                     2002                                     2001
                                              ----------------------------------------------    -----------------------------------
                                                  BEER          SOFT DRINKS        OTHER          BEER       SOFT DRINKS     OTHER
                                               ---------        -----------        ------       --------     ------------    ------

Net sales...............                         5,942.7          1,096.2           286.3       5,238.9        967.0         319.6
Cost of sales...........                       (2,451.2)           (698.4)         (192.1)     (2,475.7)      (662.7)       (227.8)
                                               ---------          --------         -------     ---------      -------       --------
Gross profit............                         3,491.5            397.8            94.2       2,763.2        304.3          91.8
Selling, general and administrative expenses    (1,598.7)          (284.1)          (50.0)     (1,437.2)      (299.1)        (47.2)
                                               ---------          --------         -------     ---------      -------       --------
                                                 1,892.9            113.7            44.3       1,326.1          5.2          44.5
Amounts may not add due to rounding.

      NET SALES

      Net sales increased by 12.3% for the year ended December 31, 2002 to R$7,325.3 million from R$6,525.6 million in the same period in 2001. This increase was primarily due to growth of the beer and soft drink segments in Brazil, through improved revenue management and continuous standardization of best practices within the Skol, Brahma, and Antarctica distribution networks.

      BEER

      Net sales of beer increased by 13.4% for the year ended December 31, 2002 to R$5,942.7 million from R$5,238.9 million in the same period in 2001, primarily of revenue management initiatives and better execution at the point of sale in the Brazilian operations. Operations in the Paraguayan market also contributed to this increase in net sales. Performances in Argentina, Uruguay and Venezuela were impacted by economic crises, political uncertainties and social-economic turmoil in those countries.

      BRAZILIAN BEER SALES. Net sales increased by 15.0% for the year ended December 31, 2002, to R$5,546.4 million from R$4,824.5 million in the same period in 2001, mainly as a result of revenue management initiatives. Net sales per hectoliter increased 16.9% to R$95.6 in 2002 from R$81.8 in 2001 while sales volumes fell 1.7%. During the year, consumer prices for our main brands remained in line with inflation. Other reasons for the growth in net sales of Brazilian beer include the increase in the proportion of direct sales, further initiatives in sales force training to help standardize and improve point of sale execution, the revitalization of our super premium brand Bohemia and the launching of high-margin products, such as Skol Beats and Chopp Express, to address specific niches of the Brazilian market.

      INTERNATIONAL BEER SALES. Net sales outside of Brazil decreased by 4.4% for the year ended December 31, 2002 to R$396.3 million from R$414.4 million in the same period of 2001. While sales volume grew 14.3% to 3.9 million hectoliters and the packaging mix and increase in direct distribution positively impacted sales, net sales per hectoliter fell as a result of significant currency depreciation. The proportion of one-way packaging increased to 29.0% in 2002 from 15.3% in 2001. Direct sales in the cities of Buenos Aires and Caracas accounted for 40.2% and 82.6% of total sales, respectively.

      AmBev's international segment volume growth was achieved through market share gains in Argentina, Paraguay, Uruguay and Venezuela, as a result of the expansion of direct sales in major cities and the replication of point of sale execution best practices in those markets. Volume growth was also due to the start up of Paraguayan operations, which accounted for 0.4 million hectoliters in 2002, compared to only two months of production in 2001.

      SOFT DRINKS

      Net sales increased by 13.4% for the year ended December 31, 2002, to R$1,096.2 million from R$967.0 million in the same period in 2001 as a direct result of our strategy to focus on AmBev's core brands-Guarana Antarctica and Pepsi-and leverage point of sale execution from our leading beer brands. AmBev's core brands volume increased by 6.8% and represented 78.2% of total sales, compared to 72.4% in 2001. Sales volume for the full portfolio decreased 1.1%. Net sales per hectoliter rose 14.6% as a result of our strategy to narrow the price gap of our products to 5-10% below those of the market leader and the successful launch in 2002 of Pepsi Twist, which is premium priced and achieved 1.2% market share as of December 31, 2002. Additionally, an increase in one-way packaging to 92.5% of sales volume in 2002, compared to 90.8% in 2001, as well as higher levels of direct distribution, also contributed to the overall growth in net sales per hectoliter.

      COST OF SALES

      Total cost of sales fell by 0.7% for the year ended December 31, 2002 to R$3,341.7 million from R$3,366.2 million in the same period in 2001. During most of 2002 our derivative financial instruments fully mitigated the effect the devaluation of the real had on our U.S. dollar-linked costs such as aluminum cans, malt and hops, compensating for the 21.6% average devaluation of the real (34.3% comparing December 31, 2002 to December 31, 2001). Our cost of sales would have been R$345.7 million higher had we not contracted these derivative financial instruments. The average exchange rate for the hedging transactions was R$2.42 per U.S.$1.00, compared to a market average exchange rate of R$2.99 per U.S.$1.00 in 2002. Total cost of sales, excluding depreciation, increased to R$3,016.7 million in 2002, which is 0.3% above the same period in 2001. Variable costs, which mainly include packaging (aluminum cans and PET bottles), and raw material costs (malt, sugar and hops) represented 70.4% and 68.9% of the total cost of sales in 2002 and 2001, respectively.

      As a percentage of our net sales, total cost of sales decreased to 45.6% in 2002 from 51.6% in 2001.

      The following table sets forth the total cost breakdown, and cost of sales per hectoliter:

                                                           COST BREAKDOWN
                                    ---------------------------------------------------------------------
                                          2002        2001        2002        2001        % CHANGE
                                    ------------  ----------   ----------  -----------  -----------------
                                          (R$ in millions)            R$/hl(1)               (%)

Raw material..................           873.5      800.9         10.9         9.9            10.1
Packaging.....................         1,478.6    1,517.3         18.4        18.8            (2.1)
Labor.........................           240.9      223.8          3.0         2.8             7.1
Depreciation..................           324.9      357.3          4.1         4.4            (6.8)






Other.........................           423.6      466.8  5.3     5.8        (8.6)
TOTAL COST OF SALES...........         3,341.7    3,366.2 41.7    41.6         0.2
Cost of sales excluding depreciation   3,016.7    3,008.8 37.6    37.2         1.1

(1) Includes sales volume of beer and soft drinks only.

Amounts may not add due to rounding.

      BEER

      BRAZIL BEER

      Despite the impact of the devaluation of the real on U.S. dollar-denominated commodities, such as aluminum cans and malt, cost of sales for beer decreased 1.0% for the year to December 31, 2002 to R$2,451.2 million from R$2,475.7 million in the same period in 2001. This was possible due to the derivative financial instruments put in place in 2002. In Brazil, cost of sales of beer decreased by 1.7% for the year ended December 31, 2002 to R$2,237.2 million from R$2,274.7 million in the same period in 2001, and cost of sales per hectoliter remained stable at R$38.6.

      In addition to the effect of the derivative financial instruments, the decrease in sales volumes and the shift in the packaging mix toward returnable containers also contributed to the decrease in costs per hectoliter sold. As a percentage of sales, cost of sales for beer decreased from 47.3% in 2001 to 41.2% in 2002, as costs were offset by higher net sales per hectoliter and operating cost savings from our cost cutting program of R$43.2 million.

      INTERNATIONAL BEER

      International beer operations cost of sales increased 6.5% for the year to December 31, 2002 to R$214.0 million from R$200.9 million in the same period in 2001, but cost of sales per hectoliter decreased 6.8%, to R$54.4 from R$58.4, for the same periods.

      SOFT DRINKS

      Cost of sales for the soft drink segment rose 5.4% for the year ended December 31, 2002 to R$698.4 million from R$662.7 million in the same period in 2001, despite the effect of the derivative financial instruments offsetting the devaluation of the real. The principal reason for this increase was the shift in the packaging mix toward non-returnable containers, which represented 92.5% of sales volumes in 2002, compared to 90.8% in 2001. As a percentage of sales, cost of sales for soft drinks decreased from 68.5% in 2001 to 63.7% in 2002.

      GROSS PROFIT

      Gross profit increased by 26.1% for the year ended December 31, 2002 to R$3,983.6 million from R$3,159.4 million for the same period in 2001. Gross margin increased to 54.4% in 2002 from 48.4% in 2001. This improvement was principally due to increased net sales per hectoliter caused by revenue management initiatives and a higher percentage of direct sales.

      SELLING AND MARKETING EXPENSES

      Selling and marketing expenses decreased by 2.9% for the year ended December 31, 2002 to R$687.2 million from R$707.8 million. While we reduced fixed expenses, we maintained our continuous investments in brand equity, including the launching of new beer products and the Guarana Antarctica sponsorship of the Brazilian national soccer team.

      DIRECT DISTRIBUTION EXPENSES

      Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products. Direct distribution expenses increased by 14.9% for the year ended December 31, 2002 to R$537.4 million from R$467.8 million in the same period in 2001. This growth was mainly due to higher direct sales, which accounted for 33.9% of total sales volume in 2002, compared to 31.1% during 2001. Although the increase in direct distribution results in higher net sales since we sell directly to the retailer, we also assume the cost of the sales force as well as the necessary transportation and storage expenses. As a percentage of net sales, direct distribution expenses remained stable at 7.3% for the year ended December 31, 2002.

      GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expenses increased 6.3% for the year ended December 31, 2002 to R$373.5 million from R$351.5 million due principally to initiatives in optimization of processes and a corporate restructuring, including the benefits realized through the creation of the Shared Services Center (SSC), located at the Jaguariuna plant in Sao Paulo. By rationalizing administrative operating activities, we expect to recognize the benefit of further process efficiencies and fixed cost reduction in the short term, and faster implementation of new technologies in the medium term.

      DEPRECIATION AND AMORTIZATION

      Depreciation and amortization increased 30.4% for the year ended December 31, 2002 to R$334.6 million from R$256.5 million in the same period in 2001. This increase reflects both the investment in our sub-zero coolers, which are placed at strategically located points of sale, and the investments in direct distribution. During the next two to three years the company will be significantly increasing investment as part of our strategy to enhance our point of sale execution and to leverage our distribution efficiency. Thus, depreciation should grow proportionally.

      PROVISIONS FOR CONTINGENCIES

      Net provisions for contingencies charged to the statement of operations amounted to R$123.7 million for the year ended December 31, 2002, compared to R$33.9 million charged in the same period in 2001.

      The principal component of the provisions in 2002 includes R$120.9 million for legal exposures related to a modification of the PIS/COFINS tax base in Brazil which should remain provisioned until final ruling. Further legal issues arising in 2002 resulting in exposures include R$30.1 million for labor and other legal issues, as well as R$6.5 million attributable to the principal and fines for a pending IPI and ICMS sales taxes payment issue.

      These charges were partially offset by the reversal of ICMS provisions from previous periods of R$8.1 million, the reversal of R$6.0 million associated with legal issues with third-party distributors and R$19.7 million for other items, all of which had been accrued in previous periods.

      OTHER OPERATING INCOME, NET

      Other operating income, net increased by 31.0% for the year ended December 31, 2002 to R$199.4 million from R$152.2 million in the same period in 2001. The principal components of other operating income in 2002 were foreign exchange gains in our subsidiaries abroad (principally malting plants in Argentina and Uruguay whose functional currency is the U.S. dollar), which totaled R$128.8 million, a R$151.9 million gain on financed sales taxes which were forgiven by the government (tax incentives), and a R$26.6 million gain associated with sales tax issues (PIS, COFINS, ICMS and IPI). All other items accounted for R$14.8 million.

      These amounts were partially offset by goodwill amortization (Antarctica, Cympay and Salus) of R$105.3 million and provisions for losses on obsolete bottles and crates, which amounted to R$17.4 million for the period ended December 31, 2002.

      NET FINANCIAL EXPENSES

      Our financial income consists not only of interest income, but also of foreign exchange fluctuations and gains on derivatives, including foreign currency swaps and forward contracts. Our financial expenses consist of interest charges on debt, but also include Brazilian financial transaction taxes and bank charges, interest on contingencies, and foreign exchange fluctuations, principally on debt, and losses on derivatives, including cross currency interest rate swaps and forward contracts.

      Financial income increased 606.0% for the year ended December 31, 2002 to R$2,530.3 million from R$358.4 million in 2001. Financial expenses increased by 280.4% for the year ended December 31, 2002 to R$3,277.3 million from R$861.5 million in the same period in 2001. Net financial expenses, therefore, for the year ended December 31, 2002 were 48.5% above the prior year period at R$747.1 million from R$503.1 million in the same period in 2001.

      OPERATING INCOME

      Operating income increased by 39.2% for the year ended December 31, 2002 to R$1,379.5 million from R$991.0 million in the same period in 2001.

      This increase was primarily the result of a 26.1% growth in gross profit as a result of the revenue management initiatives on the key beer brands, as well as our financial instruments strategy which mitigated the impact of higher U.S. dollar-denominated costs in local currency due to the devaluation of the real in 2002.

      Additionally, total operating expenses increased by only 8.4% for the year to December 31, 2002 to R$1,932.7 million from R$1,783.6 million in the same period in 2001 despite inflation of 12.5% in 2002 (IPCA index). This was mainly due to saving initiatives in the second half of 2002, which led to cash savings from reduced operating expenses, excluding direct distribution, of R$93.6 million, compared to the second half of 2001.

      NON-OPERATING INCOME (EXPENSE), NET

      Non-operating income (expense) amounted to an expense of R$72.1 million for the year ended December 31, 2002, compared to income of R$2.3 million for the same period in 2001. The principal items within non-operating income (expense) in 2002 were a R$41.6 million impairment charge for losses on assets held for sale and a R$30.5 million provisioned for all other items.

      INCOME TAX BENEFIT (EXPENSE)

      Taxes on income amounted to a benefit of R$280.6 million for the year ended December 31, 2002, compared to a tax charge of R$51.9 million in the same period in 2001. At statutory income tax rates, the charge for income tax and social contribution would have amounted to R$444.5 million in 2002. Non-taxable gains generated in subsidiaries abroad, that arose principally due to foreign exchange gains on cash in U.S. dollars, amounted to a benefit of R$735.2 million in 2002, compared to R$151.5 million in 2001. All other items accounted for a charge of R$10.1 million in 2002.

      PROFIT SHARING AND CONTRIBUTIONS

      Provision for employee and management profit sharing grew by 38.1% for the year ended December 31, 2002 to R$112.3 million from R$81.3 million in the prior year. This amount relates to performance based bonuses, which are calculated based on the achievement of corporate, department or business unit, and individual goals, established by the Board of Directors, including, among others, certain Economic Value Added ("EVA") targets which were met in 2002. According to AmBev's by-laws, the profit sharing payments are limited to 10% of net income for employees and 5% for executives. During 2002, AmBev contributed R$12.8 million to the FAHZ, to ensure that the Foundation's future actuarial obligations were fully funded and expensed this amount directly to income.

      MINORITY INTEREST

      Minority shareholders in our subsidiaries shared in losses of R$47.3 million for the year ended December 31, 2002, compared to losses of R$0.3 million in 2001. Higher losses were due principally to the economic crisis which negatively affected the net income of our international beer operations.

      NET INCOME

      Net income grew 92.5% for the year ended December 31, 2002 to R$1,510.3 million from R$784.6 million in the same period in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

      The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2001 and 2000:

                                                                               CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                               -------------------------------------------------------------------
                                                                      2001(4)               2000(4)             % CHANGE
                                                               ---------------------    -----------------    ---------------------
                                                                        (R$ in millions, except volume amounts, percentages
                                                                                       and per share amounts)

Sales volume-000 hectoliters..............                                80,853              81,988(3)               (1.4)
Net sales.................................                               6,525.6               5,250.4                24.3
Net revenue per hectoliter-R$/hl..........                                  80.7                  64.0                26.1
Cost of sales.............................                              (3,366.2)             (2,843.7)               18.4
Gross profit..............................                               3,159.4               2,406.7                31.3
 GROSS MARGIN (%).........................                                 48.4%                 45.8%
Selling, general and administrative expenses
   Selling and marketing  expenses........                                (707.8)               (578.6)               22.4
   Direct distribution expenses...........                                (467.8)               (337.0)               38.8
   General and administrative expenses,  including directors'             (351.5)               (373.0)               (5.8)
   fees......................................
   Depreciation and amortization (1)......                                (256.5)               (202.3)               26.8
                                                                        --------              --------
                                                                        (1,783.6)             (1,490.9)               19.6
                                                                         1,375.8                 915.8                50.2

                                                                               CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                               -------------------------------------------------------------------
                                                                      2001(4)               2000(4)             % CHANGE
                                                               ---------------------    -----------------    ---------------------
                                                                        (R$ in millions, except volume amounts, percentages
                                                                                       and per share amounts)

Provisions for contingencies..............                                 (33.9)                (269.2)             (87.4)
Other operating income, net(4) ...........                                 152.2                    9.1            1,572.5
Net financial expenses....................                                (503.1)                (324.0)              55.3
                                                                          ------                 ------
Operating income(4) (5)...................                                 991.0                  331.7              198.8
    OPERATING MARGIN (%)..................                                  15.2%                   6.3%
Net income................................                                 784.6                  470.2               66.9
    NET MARGIN (%)........................                                  12.0%                   9.0%
EARNINGS PER SHARE - R$/000 SHARES(2).....                                 20.31                  12.19               66.6

---------------
Amounts may not add due to rounding.

(1) Does not include depreciation recorded on production assets which is recorded within cost of sales, nor amortization of goodwill within other operating income, net.

(2)   Calculated based on year end numbers of shares, excluding treasury shares.

(3)   Volumes include Bavaria (79,308 thousand hectoliters excluding Bavaria).

(4) The 2001 income statement represented in the table above is disclosed after the reclassifications between Non-operating income (expense), net and Other operating income, net and therefore does not correspond to that disclosed in the 2001 annual report.

(5)  Under Brazilian GAAP, operating income includes net financial expense.

MARGIN ANALYSIS

      The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2001 and 2000:

                                                                         YEAR ENDED DECEMBER 31,
                                                                      ------------------------------
                                                                            2001              2000
                                                                      ---------------    ------------
                                                                             (%)               (%)

Net sales.............................................                      100.0            100.0
Cost of sales.........................................                      (51.6)           (54.2)
Gross profit..........................................                       48.4             45.8
Selling and marketing expenses........................                      (10.8)           (11.0)
Direct distribution expenses..........................                       (7.2)            (6.4)
General and administrative expenses, including directors' fees               (5.4)            (7.1)
Depreciation and amortization of deferred charges.....                       (3.9)            (3.9)
Provision for contingencies...........................                       (0.5)            (5.1)
Other operating income, net...........................                        2.3              0.2
Net financial income (expenses).......................                       (7.7)            (6.2)

Operating income......................................                       15.2              6.3

FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

      The following table sets forth certain financial highlights by business segment for the years ended December 31, 2001 and 2000:

                                                                         YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------------------------------------
                                                                     2001                                     2000
                                              ----------------------------------------------    -----------------------------------
                                                  BEER          SOFT DRINKS        OTHER          BEER       SOFT DRINKS     OTHER
                                               ---------        -----------        ------       --------     ------------    ------

Net sales...............                         5,238.9              967.0         319.6       4,288.1            848.8      113.5
Cost of sales...........                        (2,475.7)            (662.7)       (227.8)     (2,184.0)          (552.4)    (107.3)
                                                --------             ------        ------      --------           ------     ------
Gross profit............                         2,763.2              304.3          91.8       2,104.1            296.4        6.2
Selling, general and administrative expenses    (1,437.2)            (299.1)        (47.2)     (1,226.1)          (236.4)     (28.2)
                                                --------             ------        ------      --------           ------     ------
                                                 1,326.0                5.2          44.6         878.0             60.0      (22.0)
----------------
Amounts may not add due to rounding.

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

      BEER

      Net sales of beer increased by 22.2% for the year ended December 31, 2001 to R$5,238.9 million from R$4,288.1 million in the same period in 2000, primarily as a result of revenue management initiatives and better execution at the point of sale in the Brazilian operations. Strong performances in Argentina and Venezuela, as well as the introduction of operations in the Paraguayan and Uruguayan markets, also contributed to this increase in net sales.

      BRAZILIAN BEER SALES. Net sales increased by 19.3% for the year ended December 31, 2001, to R$4,824.5 million from R$4,044.2 million in the same period in 2000, mainly as a result of revenue management initiatives. During the year, consumer prices for our three main brands, Skol, Brahma and Antarctica increased 15.7%, 14.7% and 18.6%, respectively. Other reasons for the growth in net sales of Brazilian beer include the increase in the proportion of direct sales, further initiatives in sales force training to help standardize and improve point of sale procedures, and a shift in mix toward non-returnable packaging which increased net sales per hectoliter.

      INTERNATIONAL BEER SALES. Net sales outside of Brazil increased by 69.9% for the year ended December 31, 2001 to R$414.4 million from R$243.9 million in the same period of 2000. Sales volume increased 16.4% to 3.3 million hectoliters in the international markets in 2001. This growth was achieved through market share gains in Argentina and Venezuela, which at December 31, 2001 attained 16% and 10%, respectively, as a result of the introduction of direct distribution centers in major cities. These distribution centers were essential in assuring a better point of sale execution in both markets. Volume growth was also achieved through new product launches, particularly the successful introduction of Brahma Light into the Venezuelan market. Further growth in net sales was also achieved through the additional volume sales in new international markets, Paraguay and Uruguay, where operations commenced in October 2000 and February 2001, respectively.

      SOFT DRINKS

      Net sales increased by 13.9% for the year ended December 31, 2001, to R$967.0 million from R$848.8 million in the same period in 2000 as a direct result of our strategy to focus on AmBev's core brands-Guarana Antarctica, Pepsi and Sukita-and leverage point of sale execution from the high volume beer brands. Sales volume for all soft drinks increased by 7.4%, while our core brands volume increased by 17.0%. Net sales per hectoliter were also affected by an increase in one-way packaging to 90.8% of sales volume in 2001, compared to 86.7% in 2000, as well as higher levels of direct distribution, contributing to the overall growth in net sales.

      COST OF SALES.

      Total cost of sales increased by 18.4% for the year ended December 31, 2001 to R$3,366.2 million from R$2,843.7 million in the same period in 2000. In 2001, increases in packaging and raw material costs contributed most to the increase in cost of sales. These increases were primarily the effect of the 15.7% devaluation of the real in 2001, as 44% of our costs were U.S. dollar-denominated in 2001. Total cost of sales, excluding depreciation, increased to R$3,008.8 million in 2001, which is 22.5% above the same period in 2000. Packaging costs per hectoliter, which mainly includes costs associated with aluminum cans and PET bottles, and raw material costs per hectoliter, principally malt, sugar and hops, together represented 68.9% and 70.2% of the total cost of sales in 2001 and 2000, respectively.

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

      The following table sets forth the total cost breakdown, and cost of sales per hectoliter:

                                              COST BREAKDOWN
                                             2001        2000         2001       2000        % CHANGE
                                          --------   ----------   ----------   --------    ------------
                                             (R$ in millions)             R$/hl(1)               (%)

Raw material..................              800.9        736.8         9.9        9.0            10.0
Packaging.....................            1,517.3      1,258.8        18.8       15.4            22.1
Labor.........................              223.8        191.6         2.8        2.3            21.7
Depreciation..................              357.4        386.9         4.4        4.7            (6.4)
Other.........................              466.8        269.6         5.8        3.3            75.8
TOTAL COST OF SALES...........            3,366.2      2,843.7        41.6       34.8            19.5
Cost of sales excluding depreciation      3,008.8      2,456.9        37.6       30.1            24.9

--------------
(1) Includes sales volume of beer and soft drinks only.

      BEER

      The devaluation of the real was the main reason for the increased costs, as it increased the price of U.S. dollar-denominated commodities, such as cans and malt. Cost of sales for beer increased 13.4% for the year to December 31, 2001 to R$2,475.7 million from R$2,184.0 million in the same period in 2000. In Brazil, cost of sales of beer increased by 10.4% for the year ended December 31, 2001 to R$2,274.8 million from R$2,061.1 million in the same period in 2000, and in cost of sales per hectoliter of 15.9%, to R$38.6 from R$33.3, for the same periods. International operations cost of sales increased 63.3% for the year to December 31, 2001 to R$200.9 million from R$123.0 million in the same period in 2000, and in cost of sales per hectoliter of 40.1%, to R$60.1 from R$42.9, for the same periods. In addition to the effect of the devaluation, the increases in sales volumes and the shift in the packaging mix toward non-returnable containers contributed to the increase in costs per hectoliter sold. However, as a percentage of sales, cost of sales for beer decreased from 50.6% in 2000 to 47.3% in 2001, as the increased costs were off set by additional margin generated through synergies and fixed cost savings, obtained particularly through the strategies initiated after the combination of Brahma and Antarctica.

      SOFT DRINK

      Cost of sales for the soft drink segment increased by 19.9% for the year ended December 31, 2001 to R$662.7 million from R$552.4 million in the same period in 2000. The principal reason for this increase was the devaluation of the real, which effectively increased the price of U.S. dollar-denominated commodities.

      GROSS PROFIT.

      Gross profit increased by 31.3% for the year ended December 31, 2001 to R$3,159.4 million from R$2,406.6 million for the same period in 2000. Gross margins rose to 48.4% in 2001 from 45.8% in 2000. Gross profit grew principally due to improved net sales per hectoliter caused by improved revenue management on the key beer brands as well as the realization of synergies and fixed cost savings from the integration of Brahma and Antarctica. These benefits were partially offset by the negative impact of the devaluation of the real on U.S. dollar-denominated costs.

      SELLING AND MARKETING EXPENSES.

      Selling and marketing expenses increased by 22.4% for the year ended December 31, 2001 to R$707.8 million from R$578.5 million in 2000, as a result of additional investments in brand equity, including the Guarana Antarctica sponsorship of the Brazilian national soccer team and the Pokemon and Friends of Nature campaigns. As a percentage of net sales, selling and marketing expenses decreased to 10.8% for the year ended December 31, 2001 from 11.0% in the same period in 2000.

      DIRECT DISTRIBUTION EXPENSES.

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

      GENERAL AND ADMINISTRATIVE EXPENSES.

      General and administrative expenses, including directors' fees, declined 5.8% for the year ended December 31, 2001 to R$351.5 million (R$330.0 million excluding directors' fees) from R$373.0 million in 2000(R$364.0 million excluding directors' fees) due principally to initiatives in processes optimization, such as SAP implementation, completed in 2001, and a corporate restructuring, with the creation of a Shared Services Center (SSC), located at the Jaguariuna plant in Sao Paulo. By rationalizing administrative operating activities, we expect to recognize the benefit of further process efficiencies in the short term, and faster implementation of new technologies in the medium term. Director's fees increased for the year ended December 31, 2001 to R$21.5 million from R$9.0 million in the same period in 2000.

      DEPRECIATION AND AMORTIZATION.

      Depreciation and amortization increased by 26.8% for the year ended December 31, 2001 to R$256.5 million from R$202.3 million in the same period in 2000. This increase reflects both the intensification of our sub-zero coolers placement at strategically located and competitively significant points of sale and the expansion of our direct distribution network.

      PROVISIONS FOR CONTINGENCIES.

      Net provisions for contingencies charged to the statement of operations amounted to R$33.9 million for the year ended December 31, 2001. This represents a decrease of 87.4% from the R$269.2 million charged in the same period in 2000.

      The principal components of the provision in 2001 include R$37.9 million for losses on obsolete bottles and crates and R$37.4 million against legal exposures relating to a modification of the PIS/COFINS tax base in Brazil. Further legal issues arising in 2001 resulting in exposures include
R$23.8 million attributable to the principal and fines for a pending tax issue relating to the payment of IPI and ICMS taxes, as well as R$17.1 million relating to labor and other legal issues. Included also within provisions in 2001 is R$16.1 million for losses of the sale of the assets from Belem and Simoes Filho plants. All provisions for other items accounted for R$25.4 million.

      These charges were offset by the reversal of R$123.8 million of revenue tax (PIS) provisions in the year ended December 31, 2001, all of which had been accrued in previous periods.

      OTHER OPERATING INCOME, NET.

      Other operating income, net increased by 1,572.5% for the year ended December 31, 2001 to R$152.2 million from R$9.1 million in the same period in 2000. This increase is mainly composed of foreign exchange gains in our subsidiaries abroad, which totaled R$35.0 million for the period ended December 31, 2001, compared to R$12.6 million for the same period in 2000. Furthermore, R$105.0 million of tax recovered in 2001 were reclassified from Non-operating income (expense), as presented in the annual report.

      NET FINANCIAL EXPENSES.

      Our financial income consists not only of interest income, but also of foreign exchange gains and losses on derivatives, including foreign currency swaps and forward contracts. Our financial expenses consist of interest charges on debt, but also include Brazilian financial transaction taxes and bank charges, interest on contingencies, and foreign exchange losses, principally on debt, and losses on derivatives, including cross currency interest rate swaps and forward contracts.

      Financial income decreased by 4.2% for the year ended December 31, 2001 to R$358.4 million from R$374.0 million in the same period in 2000. Financial expenses increased by 23.4% for the year ended December 31, 2001 to R$861.5 million from R$698.0 million in the same period in 2000. Net financial expenses, therefore, increased by 55.3% for the year ended December 31, 2001 to R$503.1 million from R$324.0 million in the same period in 2000. This was principally due to an increase in net debt at the year ended December 31, 2001 of R$865.7 million to R$2,030.3 million from R$1,164.6 million recorded at December 31, 2000. The cost of servicing this debt has therefore increased, resulting directly in the 23.4% increase in financial expenses. The increase in net debt was principally associated with the issues of the Japanese Yen 39,060 million syndicated loan and the U.S.$500.0 million 10-year Senior Loan Notes during 2001. These funds were used in part for capital expenditures during 2001 of R$529.4 million, the acquisition of minority interests in IBANN of R$242.2 million and dividends and interest attributable to shareholders' equity of R$313.4 million.

      OPERATING INCOME.

      Operating income increased by 198.8% for the year ended December 31, 2001 to R$991.0 million from R$331.7 million in the same period in 2000.

      This increase was primarily the result of a 31.3% increase in gross profit as a result of the pricing initiatives on the key beer brands, as well as the realization of synergies from the combination of Brahma and Antarctica, which partially offset the impact of higher U.S. dollar-denominated costs in local currency due to the devaluation of the real.

      Total operating expenses, however, only increased by 9.3% for the year to December 31, 2001 to R$2,168.4 million from R$2,075.0 million in the same period in 2000. This was as a result of administrative cost saving initiatives in 2001 as well as the provision recorded in 2000 in operating expenses against legal exposures of R$269.2 million, significantly reducing operating profit in that year.

      NON-OPERATING INCOME (EXPENSE), NET.

      Non-operating income (expense) decreased by 95.6% for the year ended December 31, 2001 to income of R$2.3 million from R$52.7 million in the same period in 2000. The principal reason for this was the reclassification of tax credits recognized in 2001 to other operating income (expense). These are related to IPI tax credits in Polar, income tax credits in Brahma and Antarctica, as well as revenue taxes (PIS).

      INCOME TAX BENEFIT (EXPENSE).

      Taxes on income amounted to a charge of R$51.9 million for the year ended December 31, 2001, compared to a tax benefit of R$405.4 million in the same period in 2000. At statutory income tax rates, the provision for income tax and social contribution would have amounted to R$284.3 million in 2001. Tax deductions due to the payment of interest on own capital generated tax savings of R$96.7 million, while non-taxable gains generated in subsidiaries abroad resulted in a benefit of R$151.5 million in 2001, compared to R$267.6 million in 2000. In 2000, we benefited from some tax restructuring initiatives, particularly the creation of CBB. This allowed us to recognize deferred tax assets of R$162.7 million. Other items accounted for an expense of R$15.9 million in 2001.

      PROFIT SHARING AND CONTRIBUTIONS.

      Provisions for employee and management profit sharing increased by 51.3% for the year ended December 31, 2001 to R$81.3 million from R$53.7 million in the same period in 2000. This amount relates to performance based bonuses which are calculated based on the achievement of corporate, department or business unit, and individual goals, established by the Board of Directors, including, among others, certain Economic Value Added ("EVA") targets. According to AmBev's by-laws, the profit sharing payments cannot exceed 10% of net income for employees and 5% for executives. During 2001, AmBev contributed R$75.8 million to the FAHZ, to ensure that the Foundation's future actuarial obligations were fully funded and expensed this amount directly to income.

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

LIQUIDITY AND CAPITAL RESOURCES

      Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

         o   the servicing of our indebtedness;

         o   capital expenditures;

         o   our share buyback program;

         o payments of dividends and interest attributable to shareholders' equity;

         o increases in ownership of our subsidiaries or companies in which we have equity investments; and

         o investments in companies participating in the brewing, soft drink and malting industries.

      Our cash and cash equivalents and short-term investments at December 31, 2002, 2001 and 2000 were R$3,504.9 million, R$2,562.9 million and R$1,028.3 million, respectively. The increase in the amount of our cash and cash equivalents at the end of 2002 compared to the end of 2001 was principally due to operating cash flows. The increase in 2001 from 2000 reflects the proceeds from the Japanese Yen syndicated loan and the U.S. dollar senior loan notes issued in that year.

      We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

      Due to changes in the classification of certain statement of operations items and cash equivalents, certain of the 2001 cash flow balances have been reclassified in relation to our 2001 annual report. The reclassification relate to unrealized gains on financial instruments previously classified in other accounts receivable now in cash and cash equivalents in the amount of R$64.4 million, as in 2002 these assets were considered to be realizable within 90 days or less. Other reclassifications were made within statement of cash flow categories, described below in "-Cash Flows".

CASH FLOWS

      OPERATING ACTIVITIES

      Our cash flows from operating activities totaled R$2,743.1 million for the year ended at December 31, 2002 and R$1,332.5 million for the year ended at December 31, 2001. Our cash generated in 2002 increased by 105.9% when compared to 2001, as a consequence, primarily, of a 92.5% net income growth in 2002, the latter being driven primarily by revenue management initiatives and the use of commodity financial instruments which mitigate our exposure to dollar-denominated costs.

      Our cash flows from operating activities increased by 7.2% to R$1,332.5 million for the year ended December 31, 2001, from R$1,243.2 million in the same period in 2000. This increase is a reflection of the growth in net income.

      INVESTING ACTIVITIES

      Cash flows used in our investing activities were R$545.1 million for the year ended December 31, 2002 and R$949.6 million for the year ended December 31, 2001. The lower cash utilized in investing activities in 2002 compared to 2001 reflects the investment in Cympay, Polar, Pilcomayo and IBANN in 2001, partially offset by the higher net investment in Astra in 2002 and the receipt of proceeds of R$98.3 million from the disposal of assets principally from the Antarctica subsidiaries. In 2001, the disposal of assets generated R$42.2 million.

      Cash flows used in investing activities were R$949.6 million for the year ended December 31, 2001 and R$100.7 million for the same period in 2000. This higher utilization in 2001 reflects the cash investments made in the equity of Cympay, Polar, IBANN and Astra.

      FINANCING ACTIVITIES

      Cash flows used in financing activities were R$2,912.2 million for the year ended December 31, 2002, compared to proceeds of R$1,418.0 million in 2001. The proceeds of loans, plus cash generation, were used to repay R$2,925.3 million of debt in 2002, including a significant amount of short-term foreign currency-denominated trade finance debt. Repayments in 2001 amounted to R$1,343.9 million.

      Cash flows from financing activities were R$1,418.0 million for the year ended December 31, 2001, compared to cash flows used in 2000 of R$2,065.7 million. The proceeds generated in 2001 reflect the issuance of the Japanese Yen 39,060 million syndicated loan and the U.S.$500 million 10 year senior loan note in that year.

      As of December 31, 2002, our outstanding debt totaled R$4,486.7 million (of which R$607.4 million was short-term debt, including R$292.5 million of the current portion of long-term debt). Our debt consisted of R$988.0 million of real-denominated debt and R$3,498.7 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt was 11.6% and 8.1%, and the average duration was 6 months and 2.5 years, respectively. The weighted average annual interest rate for the short- and long-term portions of the foreign currency-denominated debt was approximately 9.9% and 9.7%, and the average duration was 5 months and 4.8 years, respectively.

      As of December 31, 2001, our outstanding debt totaled R$4,569.4 million (of which R$1,720.0 million was short term debt, including R$280.3 million of the current portion of long term debt). Our debt consisted of R$1,042.0 million of real-denominated debt and R$3,527.4 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt was 11.0% and 9.0%, and the average maturity was 6 months and 2.6 years, respectively. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was approximately 5.6% and 10.3%, and the average maturity was 7 months and 6.5 years, respectively.

      As of December 31, 2000, our outstanding debt totaled R$2,192.9 million (of which R$1,265.3 million was short term debt, including R$381.6 million of the current portion of long term debt). Our debt consisted of R$1,018.6 million of real-denominated debt and R$1,174.3 million of U.S. dollar-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt was 12.9% and 10.2%, and the average maturity was 5 months and 2.5 years, respectively. Foreign currency-denominated debt of R$1,174.3 million represented 53.6% of total debt at December 31, 2000. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was 8.2% and 9.1%, and the average maturity was 7 months and 2.9 years, respectively.

      The following tables set forth our net debt consolidated position as of December 31, 2002, 2001 and 2000:

                                                                             NET DEBT CONSOLIDATED POSITION
                                                         --------------------------------------------------------------------
                                                                        2002                                2001
                                                         -------------------------------  -----------------------------------
                                                           LC(1)      FC(2)       TOTAL      LC(1)     FC(2)       TOTAL
                                                         --------  ----------  ---------  ---------  ---------    -----------
                                                                                    (R$  in millions)
Short-term debt(3).........................               269.1      338.3        607.4     271.0    1,449.0      1,720.0
Long-term debt.............................               718.9    3,160.3      3,879.3     771.0    2,078.4      2,849.4
TOTAL......................................               988.0    3,498.7      4,486.7   1,042.0    3,527.4      4,569.4

Cash and cash equivalents and
   short-term investments..................                                     3,504.9                           2,562.9(4)
                                                                                -------                           -------
Net debt...................................                                       981.8                           2,006.4
--------------------------
Amounts may not add due to rounding.
(1)  LC = Local Currency
(2)  FC = Foreign Currency
(3)  Includes the current portion of long-term debt.
(4)  In 2002, we reclassified certain cash and cash equivalents in the statement of cash flow. See-"Liquidity and Capital
     Resources".


                                                                             NET DEBT CONSOLIDATED POSITION
                                                         --------------------------------------------------------------------
                                                                        2002                                2001
                                                         -------------------------------  -----------------------------------
                                                           LC(1)      FC(2)       TOTAL      LC(1)     FC(2)       TOTAL
                                                         --------  ----------  ---------  ---------  ---------    -----------
                                                                                    (R$  in millions)
Short-term debt(3).........................                271.0    1,449.0      1,720.0     316.8     948.5      1,265.3
Long-term debt.............................                771.0    2,078.4      2,849.4     701.8     225.8        927.6
TOTAL......................................              1,042.0    3,527.4      4,569.4   1,018.6   1,174.3      2,192.9

Cash and cash equivalents and
  short-term investments...................                                      2,562.9(4)                       1,028.3
Net debt...................................                                      2,006.4                          1,164.6
-------------------------
Amounts may not add due to rounding.
(1)  LC = Local Currency
(2)  FC = Foreign Currency
(3)  Includes the current portion of long-term debt.
(4)  See footnote (4) to the table above.


      SHORT-TERM DEBT

      As of December 31, 2002 our short-term debt totaled R$607.4 million and consisted primarily of financing for the importation of raw materials and equipment, and working capital financing. As of December 31, 2002, 55.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 9.9%.

      LONG-TERM DEBT

      As of December 31, 2002, our long-term debt, excluding the current portion of long-term debt, totaled R$3,879.3 million, of which R$718.9 million was denominated in reais. The remainder was denominated in U.S. dollars and Japanese Yen. The current portion of our local long-term debt totaled R$292.5 million as of December 31, 2002.

                                                                LONG-TERM
                                                             DEBT MATURITY(1)
                                                             (R$ in millions)
2004.........................................................         1,460.0
2005.........................................................           239.2
2006.........................................................           172.1
2007.........................................................           131.0
2008.........................................................            61.7
2009 and later...............................................         1,815.3
TOTAL........................................................         3,879.3

-------------------
Amounts may not add due to rounding.

(1) Excludes the current portion of long-term debt.

      In accordance with our foreign currency risk management policy, we have consummated forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks. See "Quantitative and Qualitative Disclosures About Market Risk" for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

      As of December 31, 2001, our long-term debt, excluding the current portion of long-term debt, totaled R$2,849.4 million, of which R$771.0 million was denominated in reais. The remainder was denominated in Japanese Yen and U.S. dollars. The current portion of our long-term debt totaled R$280.3 million as of December 31, 2001.

      As of December 31, 2000, our long-term debt, excluding the current portion of long-term debt, totaled R$927.6 million, of which R$701.8 million was denominated in reais. The remainder was denominated in U.S. dollars. The current portion of our long-term debt totaled R$381.6 million as of December 31, 2000.

      Our cash interest paid was R$559.5 million, R$260.5 million, and R$265.8 million for 2002, 2001 and 2000, respectively.

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

      In December 2001, CBB issued U.S.$500 million 10 1/2% notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On August 28, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the syndicated loans and the notes were used principally to repay short-term debt, but also to finance part of AmBev's capital expenditure program and for general corporate purposes. Pursuant to SEC Rule SX 3-10, we have presented in the notes to our annual consolidated financial statements consolidating schedules which present the stand-alone Brazilian GAAP balance sheets, statements of operations and of cash flows of AmBev (holding company), CBB and other entities included in AmBev's consolidated financial statements as at and for each of the three years in the period ended December 31, 2002.

      Our long-term debt at December 31, 2002 our reais denominated borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (BNDES), and BNDES programs, including Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), and Financing Fund for Studies and Projects (FINEP). In May 2001 we consummated a further line of credit agreement with BNDES totaling R$216.5 million, of which R$168.2 million was received in 2001. The line of credit becomes payable after one year in monthly installments with final maturity in December 2008.

      At December 31, 2001, R$3,527.4 million of our total borrowings (including the current portion of long term debt) were denominated in foreign currencies. At the December 31, 2001 exchange rate, R$694.7 million represents the Japanese Yen denominated syndicated loan, R$1,164.6 million the U.S. dollar denominated 10 Year Senior Loan Notes, R$1,178.5 million represents U.S. dollar denominated raw material import financing, and the remainder of R$489.6 million other U.S. dollar denominated debt.

      Quinsa, in which we acquired an economic interest of 40.475% on January 31, 2003, was in default of certain loan covenants as at December 31, 2002 and March 31, 2003 which could result in an acceleration of the amortization of the loans due. Quinsa management is currently renegotiating with the financial institutions. Quinsa is not included in our consolidated financial statements at December 31, 2002.

      SECURED DEBT

      Certain of our loans, with an aggregate outstanding principal balance of R$797.3 million at December 31, 2002, are secured by either our facilities located in, or equipment in our facilities located in, Agudos, Jacarei, Minas Gerais, Nordeste, Aguas da Serra (Guarulhos), Aguas Claras
(Sergipe), Nova Rio (Rio de Janeiro), Brasilia, Teresina, Manaus, Aquiraz, Santa Catarina, Cebrasa, Natal, Jacarepagua, Jundiai, Curitiba, and
Sapucaia. The loans, which include the loans provided by BNDES, were used to expand or modernize our facilities and equipment.

      SALES TAX DEFERRALS AND OTHER TAX CREDITS

      We currently participate in several programs by which a portion of payments of value-added tax on sales and services (ICMS) due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. The total amount deferred at December 31, 2002, including ICMS financing, was R$803.0 million, as disclosed in note 11 to our financial statements. Percentages deferred typically range from 40% to 100% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred at December 31, 2002 included R$154.1 million which will become payable through 2003 and R$306.0 million thereafter. The remaining R$342.0 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2002 and 2001 we recorded R$150.8 million and R$94.5 million, respectively, of tax credits as a reduction of indirect taxes on sales. The benefits granted are not subject to withdrawal in the event that we do not meet the program's targets; however, future benefits may be withdrawn.

      COMMITMENTS AND CONTINGENCIES

      The following table summarizes AmBev's significant contractual obligations and commitments that impact its liquidity:

                                                   UP TO 1 YEAR       2-3 YEARS         AFTER 3 YEARS         TOTAL
                                                  ----------------   ------------     -----------------     ----------
                                                                              (R$  in millions)

Long-term debt(1).............                         607.4           1,699.1               2,180.2         4,486.7
Sales tax deferrals(2)........                         154.1             136.1                 170.8           461.0
Capital expenditure commitments                        124.5                                                   124.5
Plastic procurements(3)                                140.0             280.0                 280.0           700.0
                                                    ---------         ---------             ---------       ----------
Total contractual cash commitments                   1,026.0           2,115.2               2,631.0         5,772.3

------------------
(1) Includes current portion. Detailed in note 10 to our audited financial statements.

(2) The sales tax deferrals are detailed in note 11 to our financial statements. The total amount deferred of R$803.0 million considered in that note includes R$461.0 million of sales tax deferrals and R$342.0 million of ICMS financing initiatives.
    The latter is included within the long-term debt balance in the table above, as they are financing in nature.

(3) We have contracts with certain key suppliers to buy volumes of key materials in our production and packaging processes.
    We have a contract to purchase R$140.0 million per annum for the next five years of plastics for PETs. Further, we have contracts to buy other key materials, including aluminum and natural gas, but without fixed volumes or values. These amounts are currently unquantifiable, and have therefore not been included in the table above.

      Pursuant to the agreement with BAC relating to the Quinsa Class A Shares, AmBev has a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and BAC has a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by BAC beginning in April 2003 and in April of each year thereafter. See "Information on the Company-Acquisition of Interest in Quinsa". The price of the shares will be calculated based on the EBITDA of both AmBev and Quinsa at the time of exchange. Even though the put and call options are not considered a commitment on our part, either we or BAC may decide to exercise it in the future.

      We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. As discussed in "Operating and Financial Review and Prospectus-Critical Accounting Policies-Contingencies-Unrecognized exposures", these have been estimated at R$976.0 million but are not considered commitments.

      CAPITAL INVESTMENT PROGRAM

      In 2002, capital expenditures on property, plant and equipment totaled R$522.3 million. These expenditures included investments in quality, automation, modernization, replacement of packaging lines, and others of approximately R$192.7 million, investment in warehousing for direct distribution of R$149.9 million, cooler investments of R$72.4 million, expenditures for the replacement of bottles and crates of R$77.7 million and continued investments in information technology of R$29.6 million. Investments in subsidiaries and affiliates, including acquisition of intangible assets net of cash, totaled R$75.6 million and included the purchase of an additional stake in Astra.

      In 2001, capital expenditures in plant and equipment totaled R$446.8 million. These expenditures included investments in quality, automation, modernization, replacement of packaging lines, and others of approximately R$261.0 million, investment in warehousing for direct distribution of R$83.4 million, expenditures for the upgrade and replacement of bottles and crates of R$66.5 million and continued investments in information technology of R$35.9 million. Investments in subsidiaries and affiliates, including acquisition of intangible assets net of cash, totaled R$220.1 million and included the purchase of 95.4% of the voting capital of Cympay and the increase of our participation in Polar to 98.1% of the voting capital.

      We continually evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt. We also announced our investment in Peru, on February 19, 2003. This project will involve the construction of a greenfield facility and a distribution network. This investment will involve approximately U.S.$38.0 million of capital expenditure, working capital and launch expenses during 2003, with a view to being operational in 2004.

      AmBev is currently constructing a brewery in Guatemala in partnership with CabCorp, the main Pepsi bottler in Central America. Certain of the facilities' equipment is being transferred from other facilities in Brazil thereby optimizing certain underutilized assets following the Brahma and Antarctica merger. Total expected investment should amount to U.S.$50 million.

      We anticipate an increase in capital expenditure in 2003 as a result of our focus on direct distribution and our decision to increase the number of sub-zero coolers.

OFF-BALANCE SHEET ARRANGEMENTS

      We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

         o Future committed capital expenditures of R$124.5 million, which have been disclosed in "-Liquidity and Capital Resources -Commitments and contingencies";

         o The FAHZ. As described in "-Critical Accounting Policies", for the purposes of Brazilian GAAP, we do not consolidate the assets and liabilities of the FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation for Brazilian GAAP, the remaining assets and liabilities are off-balance sheet for the purposes of Brazilian GAAP financial statements. See note 14 (c) of the financial statements for more information;

         o We have a number of derivatives which we manage to mitigate our exposure to risk, as disclosed in "Quantitative and Qualitative Disclosures about Market Risk". The nominal value of open derivatives contracts on December 31, 2002 is R$4,761.5 million;

         o Raw material purchase contracts. We have included details of our contract commitments not currently held on balance sheet with regard to raw material purchase contracts in "-Commitments and contingencies". This includes commitments to purchase R$700.0 million of plastic over the following 5 years;

         o Contingencies which represent possible, though not probable, risk of loss have not been provided in our balance sheet and amount to R$976.0 million;

         o We have contracts regarding our sales of the Bavaria brand to Molson, and the acquisition of our interest in Quinsa, which have potential future impacts. With regard to the former, we may receive further disposal proceeds, subject to certain brand market share criteria being met. See "Background on the Company-Brazilian Antitrust Approval". With regard to Quinsa, we may be obliged to acquire the remaining interest, subject to certain put and call options, which can be exercised by the shareholders of BAC or ourselves. See "Information on the Company-Joint Ventures and Strategic Alliances". These do not, however, represent guarantees, but will only be realized based on the occurrence of contingent events; and

         o We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

Directors, Senior Management and Employees

                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      The Board of Directors and the executive officers oversee AmBev's administration. The Board of Directors is comprised of three to 15 members who must be shareholders of AmBev and provides the overall strategic direction of AmBev. Directors are elected at general shareholders' meetings by holders of common shares for a three-year term. Day-to-day management is delegated to the executive officers of AmBev, who must number at least two but no more than 15. The Board of Directors appoints executive officers for a two-year term. The AmBev shareholders' agreement regulates the election of directors of AmBev by the controlling shareholders. See "Major Shareholders and Related Party Transactions-AmBev Shareholders' Agreement-Management of AmBev".

DIRECTORS

      The following table sets forth information with respect to the directors of AmBev:

BOARD OF DIRECTORS(1)
NAME                                      AGE(2)     POSITION                DIRECTOR     TERM
                                                                             SINCE        EXPIRES
------------------------------------     -------- ------------------------   --------     -------
Marcel Herrmann Telles.............         53    Co-Chairman and Director   1999         2005
Victorio Carlos De Marchi..........         64    Co-Chairman and Director   1999         2005
Jorge Paulo Lemann.................         63    Director                   1999         2005
Carlos Alberto da Veiga Sicupira...         55    Director                   1999         2005
Jose Heitor Attilio Gracioso.......         71    Director                   1999         2005
Roberto Herbster Gusmao............         80    Director                   1999         2005
Vicente Falconi Campos.............         62    Director                   1999         2005
Diego Fernando Miguens Bemberg.....         48    Director                   2003         2005

ALTERNATE MEMBERS

Roberto Moses Thompson Motta.......         45    Alternate Director         1999         2005
Fersen Lamas Lambranho.............         41    Alternate Director         2002         2005

--------------------
(1) Marcel Telles, Co-Chairman of the Board of Directors of AmBev, is a member of the Board of Directors of Braco and ECAP, the former controlling shareholders of Brahma, while Victorio Carlos De Marchi, a Co-Chairman of the Board of Directors, was appointed by the FAHZ, the former controlling shareholder of Antarctica. Braco and ECAP appointed two additional directors-Jorge Paulo Lemann and Carlos Alberto Sicupira. The FAHZ appointed two additional directors-Jose Heitor Attilio Gracioso and Roberto Herbster Gusmao. Both alternate directors were appointed by Braco and ECAP, the former controlling shareholders of Brahma. Diego Fernando Miguens Bemberg was appointed in substitution to Jose de Maio Pereira da Silva by the members of the Board of Directors according to the terms of the Company's by-laws, referred by Quinsa. The alternate members of the Board of Directors of AmBev were appointed in order to replace, if and when necessary, any of the directors appointed by Braco and ECAP.

(2)   Age as at May 31, 2003.

      The following are brief biographies of each of AmBev's directors:

      MARCEL HERRMANN TELLES. Mr. Telles is the Co-Chairman of the Board of Directors of AmBev. Mr. Telles is a partner of GP Investimentos Ltda. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. He is also currently a member of the Board of Directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from the Federal University of Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      VICTORIO CARLOS DE MARCHI. Mr. De Marchi is the Co-Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brazilian beer producers' association (Sindicerv) until February, 2002 and is a member of the orientation committee of the FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Financas e Administracao de Sao Paulo and a law degree from Sao Bernardo do Campo
Law School. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      JORGE PAULO LEMANN. Mr. Lemann is a member of the Board of Directors of AmBev. Mr. Lemann is a partner of GP Investimentos Ltda. He is also a board member of Lojas Americanas S.A. in Brazil, the Gillette Company and Swiss Re; Chairman of the Latin American Advisory Committee of the New York Stock Exchange; founder and board member of Fundacao Estudar, provider of scholarships for students in Brazil; and member of the International Advisory Boards of the Credit Suisse Group and DaimlerChrysler. He previously served as a member of the Board of Directors of Brahma from 1990 to 2001. He holds a B.A. degree from Harvard Business School, class of 1961. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

      CARLOS ALBERTO DA VEIGA SICUPIRA. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. Mr. Sicupira is a partner of GP Investimentos Ltda. He is also currently a board member of Sao Carlos Empreendimentos e Participacoes, ALL and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Federal University of Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

      JOSe HEITOR ATTiLIO GRACIOSO. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica's Board of Directors and, in 1999, he was elected Chairman of the Board of Directors of Antarctica, a position he held until April 2000. He holds a degree in marketing from the Escola Superior de Propaganda de Sao Paulo, a degree in business administration from Fundacao Getulio Vargas and a degree in law from Sao Bernardo do Campo Law School. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, Sao Paulo, Brazil.

      ROBERTO HERBSTER GUSMaO. Mr. Gusmao is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Antarctica from 1998 until April 2000. Mr. Gusmao was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and Industry from 1985 to 1986 and President of Banco de Desenvolvimento do Estado de Sao Paulo from 1982 to
1983. Mr. Gusmao was also a professor and founder of graduation and post-graduation programs at Fundacao Getulio Vargas from 1954 to 1969.
Mr. Gusmao has a law degree from the University of Minas Gerais Law School.
His principal business address is Av. Brig. Faria Lima, 3900, 11th floor,
Sao Paulo, Brazil.

      VICENTE FALCONI CAMPOS. Mr. Campos is a member of the Board of Directors of AmBev. He serves as a member of the Institutional Council of Fundacao de Desenvolvimento Gerencial-FDG and is a member of the board of directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantin and Mercedes Benz. He holds a degree in Mining and Metal Engineering from the Federal University of Minas Gerais, and M.Sc. and Ph.D. degrees from Colorado School of Mines (USA). His principal business address is Av. Contomo, 7962, 10th floor, Belo Horizonte, Brazil.

      DIEGO FERNANDO MIGUENS BEMBERG. Mr. Bemberg is a member of the board of Directors of AmBev. He serves as a member of the board of Directors of BAC, Dinaluca S.A., Abrojo Alto S.A., Inversiones Delta S.A., Mojame S.A., MB Holding S.A., Cadiluna S.A., Los Menucos S.A., Patagonia Gold S.A., Mineria Puerto Madryn S.A., Minamalu S.A., MPV S.A. and Puerto Chico S.A. Mr. Bemberg is an entrepreneur with principal business address at Av. del Libertador 498, 27th floor, Buenos Aires, Argentina.

      ROBERTO MOSES THOMPSON MOTTA. Mr. Motta is an alternate member of the Board of Directors of AmBev. Mr. Motta is a partner of GP Investimentos Ltda. He is also a board member of Submarino, Lojas Americanas. He worked in the investment banking division of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from the Pontificia Universidade Catolica do Rio de Janeiro, and an M.B.A. from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

      FERSEN LAMAS LAMBRANHO. Mr. Lambranho is an alternate member of the Board of Directors of AmBev. Mr. Lambranho is a partner at GP Investimentos Ltda. and has been a Board Member of Lojas Americanas since 1998, of Telemar since 1999 and of Sao Carlos Empreendimentos e Participacoes since 1999. Prior to joining GP Investimentos, Mr. Lambranho was CEO of Lojas Americanas. Mr. Lambranho has a B.S. in Engineering from Universidade Federal do Rio de Janeiro, an M.S. in Business Administration from Universidade Federal do Rio de Janeiro (COPPEAD) and an O.P.M. from Harvard Business School. His principal business address is Av. Brigadeiro Faria Lima 3729, 7th floor, Sao Paulo, Brazil.

      EXECUTIVE OFFICERS

      The following table sets forth information with respect to the executive officers of AmBev:

NAME                        AGE          (1)TITLE                                                CURRENT POSITION        TERM
                                                                                                 HELD SINCE              EXPIRES
--------------------------- ----   -----------------------------------------------------------   ----------------        -------
Magim Rodriguez Junior.....  61    Chief Executive Officer                                          1999                 2004
Luis Felipe Pedreira Dutra
Leite......................  37    Chief Financial Officer and Investor Relations Officer           2000                 2006
Jose Adilson Miguel........  61    Distribution Officer                                             2000                 2004
Claudio Braz Ferro.........  48    Manufacturing Officer                                            2000                 2006
Carlos Alves de Brito(2)...  43    Director of Operations                                           2000                 2006
Juan Manuel Vergara Galvis.  43    Executive Officer of Soft drink and Non-alcoholic Beverages      2000                 2006
                                   Division
Miguel Nuno da Mata
Patricio...................  37    Marketing Officer                                                2000                 2004
Eduardo Muzzi..............  52    General Counsel - Officer                                        2003                 2004

---------------------
(1)  Age at May 31, 2003.

(2)  Mr. Brito is Executive Officer since 2000, but Director of Operations since 2002.

      The following are brief biographies of each of AmBev's executive officers.

      MAGIM RODRIGUEZ JuNIOR. Mr. Rodriguez has been the Chief Executive Officer of AmBev since his appointment in 1999. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Officer. He holds a degree in business administration and accounting from Mackenzie University. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      LUIS FELIPE PEDREIRA DUTRA LEITE. Mr. Dutra is the Chief Financial Officer and Investor Relations Officer of AmBev and the Chief Financial Officer of CBB. He joined Brahma in 1990 and has held numerous positions during his tenure. Mr. Dutra holds a degree in economics and an M.B.A. in financial management from the University of Sao Paulo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      JOSe ADILSON MIGUEL. Mr. Miguel is the Executive Distribution Officer of AmBev. He has held various management positions during his tenure with Brahma since 1962. He was named Commercial Manager in 1970, General Marketing Manager in 1976, and Marketing Officer in 1980. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      CLAUDIO BRAZ FERRO. Mr. Ferro is the Executive Manufacturing Officer of AmBev and CBB. He started working with Brahma in 1977 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry from the Federal University of Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      CARLOS ALVES DE BRITO. Mr. Brito is the Director of Operations of AmBev and CBB. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Rua Dr. Renato Paes de Barros 1017,
4th floor, Sao Paulo, Brazil.

      JUAN MANUEL VERGARA GALVIS. Mr. Vergara is the Executive Soft Drink and Non-alcoholic Beverages Officer of AmBev. Prior to this appointment he was the Marketing Officer of Brahma and AmBev from 1997 to 2000. He holds a degree in business administration from the Colegio de Estudos Superiores de Administracion, in Bogota, Colombia. His principal business address is Rua
Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      MIGUEL NUNO DA MATA PATRICIO. Mr. Patricio is the Executive Officer of Marketing of AmBev. He joined the company in 1999. Mr. Patricio has a degree in business administration from Fundacao Getulio Vargas in Sao Paulo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

      EDUARDO MUZZI. Mr. Muzzi is the General Counsel and Officer of AmBev. He joined the company in 2000. Mr. Muzzi holds a Law degree from the Federal University of Minas Gerais in Belo Horizonte. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

BOARD PRACTICES AND CORPORATE GOVERNANCE

      In 2002, we held approximately 300 meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. Additionally, our Investor Relations website is constantly updated, providing the market with information which is virtually real-time.

      We host quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. In March 2003, we organized our first site visit for investors and analysts.

      FISCAL COMMITTEE

      AmBev has a permanent fiscal committee (Conselho Fiscal) which reviews AmBev's internal financial statements, meets with AmBev's independent accountants on financial matters and recommends the selection of independent accountants for AmBev and its subsidiaries. Current members of the committee are Messrs. Antonio Luiz Benevides Xavier, Everardo de Almeida Maciel e Luiz Fernando Mussolini, and their alternate members are Messrs. Luiz de Santa Rita Matta, Ricardo Scalzo and Jose Fiorita, respectively. No member of the fiscal committee is also a member of the Board of Directors or the Executive Committee.

      THE BOARD OF DIRECTORS

      Except for Mr. Fersen Lambranho, who was recently appointed alternate member of the Board of Directors, and Mr. Diego Meguens, recently appointed member of the Board of the Directors as a result of the Quinsa transaction, all of the current members of the Board of Directors of AmBev have been members since 1999 and their terms expire in 2005.

      The Board of Directors has eight members who were elected in 1999 and had their mandates renewed in 2002 until 2005. Board members use their profound knowledge of the business to ensure that AmBev's long-term vision and short-term performance are maintained. The Board also makes sure that the Company pursues challenging short-term business targets without compromising its long-term growth-at the same time ensuring that the values of the AmBev culture are practiced and disseminated.

      The Chairman of the Board and the Chief Executive Officer of the Company are separate roles performed by different people. The Board of Directors is supported in its decision-making by the following committees:

      EXECUTIVE COMMITTEE

      The Executive Committee is the main link between the policies and decisions made by the Board of Directors and AmBev's management team. The Executive Committee's explicit responsibilities are:

      o     to make medium-term planning proposals to the Board;

      o to propose the Company's annual performance targets and the budgets needed to attain the projected goals; and

      o to monitor the Company's standing through analysis of its results and market developments.

      It is also responsible for the interests of AmBev's people, and its members are involved in recruitment programs, variable remuneration policies and in the spreading of our culture.

      AUDIT COMMITTEE

      The Audit Committee acts on behalf of the Board of Directors and is responsible for the integrity and accuracy of the Company's financial statements and the performance of internal and external auditors. It also oversees the legal compliance of the Company's operations, the management of internal controls and the appointment of the external auditors.

      FINANCE COMMITTEE

      The Finance Committee analyzes and monitors the Company's annual investment plan and ensures that it is carried out. This Committee assesses merger and acquisition opportunities before forwarding them to the Board of Directors. It is also the Finance Committee's responsibility to evaluate the best capital structure for the Company, with the aim of maximizing Economic Value Added (EVA).

      CONSULTING COMMITTEE

      The Shareholders' General Meeting held on April 25, 2003 included a provision in the By-laws authorizing the Board of Directors to create a Consulting Committee, formed by three independent members appointed by the Board of Directors each three years or in case of vacancy. The Consulting Committee shall have the following attributions:

      o to issue opinions to: the Shareholders General Meetings concerning the conducting of business and compliance of statutory obligations by the Company's senior management; the Company's management discussions and analysis report; and any submissions to be made by the Board of Directors to the Shareholders General Meetings;

      o to provide economical, industry and commercial data to the Board of Directors related to the Company's main purpose, including opinions and recommendations;

      o to make recommendations concerning new business and general issues submitted to their consultation.

      The current members of the Consulting Committee appointed by the Board of Directors, with a term expiring in 2006, are: Messrs. Jose de Maio Pereira da Silva, Paulo Cezar Castello Branco Chavez de Aragao and Ary Oswaldo
Mattos Filho and their offices will expire in 2006.

COMPENSATION

      The aggregate remuneration of all members of the Board of Directors and senior management of AmBev in 2002 for services in all capacities amounted to R$45.7 million, including variable pay (bonuses). The members of the Board of Directors and senior management received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the FAHZ and, prior to this the Brahma Welfare Foundation. The Board of Directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit-sharing plan, and share purchase plan. For a description of these plans see "-Plans".

There are no benefits in kind provided to the directors of the Company. Neither are there agreements between AmBev and any of its directors providing for benefits upon termination of employment.

EMPLOYEES

      As of December 31, 2002, AmBev and its subsidiaries had approximately 18,570 employees, approximately 58% of whom were engaged in production, 38% of whom were engaged in sales and distribution and 4% of whom were engaged in administration.

      The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

                         EMPLOYEES AS OF DECEMBER 31,
            -------------------------------------------------------
               2002                  2001                  2000
            -----------------    --------------   -----------------
             18,570                18,136                18,172

      The following table shows the geographical distribution of AmBev's employees as of December 31, 2002:

            GEOGRAPHICAL DISTRIBUTION OF AMBEV EMPLOYEES
LOCATION                                             NUMBER OF EMPLOYEES

Brazil..........................................             16,157
Argentina.......................................                890
Uruguay.........................................                370
Venezuela.......................................                940
Paraguay........................................                213
                                                      -------------
                                                             18,570
                                                      -------------
                                                      -------------
      TRAINING.

      In 1998, Brahma created the "Brahma University" (now "AmBev University") to train and enhance our employees' performance, and the performance of our distributors' employees. In 2002, the AmBev University provided specific training for 1,199 employees and its distributors, totaling 3,827 hours of training. At the management level, AmBev's senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. Together with the Brazilian beer producers' association Sindicerv, AmBev also has established a training school at Vassouras, near Rio de Janeiro, which includes a micro-brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Domens Academie in Munich, Germany, where its personnel responsible for beer production is introduced to new worldwide technologies and is able to visit other brewers and equipment suppliers.

      AmBev also operates the AmBev University TV. It is a proprietary distance-learning tool operated over a secure satellite broadcasting system that connects all of AmBev's business units and a majority of our third-party distributors. In 2002, we provided standardized effective training to nearly 13,000 sales people. The television program coursework is reinforced and supplemented with online testing to closely monitor the learning process of each sales person, allowing us to pinpoint weaknesses and then act to provide individual training programs, as well as providing feedback to improve the quality of the broadcast. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

      INDUSTRIAL RELATIONS.

      All of AmBev's employees are represented by labor unions, but only 6.9% are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers' unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center.

AmBev's collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relations with its employees are satisfactory, and there have been no strikes or significant labor disputes in the past eight years.

      HEALTH AND SEVERANCE BENEFITS.

      In addition to wages, AmBev's employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev's employees consist of benefits provided both by AmBev directly and by AmBev through the FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian GAAP and AmBev's by-laws, to support the FAHZ. As part of the process of merging the Brahma Welfare and FAHZs (see "Major Shareholders and Related Party Transactions-Major Shareholders-Share Ownership History of AmBev's Major Shareholders"), an actuarial evaluation was carried out to determine the level of contributions required to be made to the FAHZ to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation.

      AmBev is required to contribute 8% (with respect to CBB's employees) and 8.5% (with respect to the employees of Arosuco, Disbam, AmBev, IAPP, Astra, IBA Sudeste and Fratelli), of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). Under Brazilian law, AmBev is also required to pay termination benefits to employees dismissed without cause equal to 40% (in the case of CBB's employees) and 50% (for those of Arosuco, Disbam, AmBev, IAPP, Astra, IBA Sudeste and Fratelli), of the accumulated contributions made by AmBev to the FGTS during the employee's period of service.

      STOCK OWNERSHIP PLAN.

      AmBev has a stock ownership plan designed to attract and retain the services of qualified directors, executives and employees. Both common and preferred shares may be granted in the plan. As of December 31, 2002 the plan had outstanding and exercisable rights to acquire 640,800,000 shares of AmBev. The plan is administered by a committee, which includes non-management members of the Board of Directors of AmBev. This committee periodically creates programs under the stock ownership plan, defining the terms and employees to be included, and establishes the price at which the rights to acquire shares are to be issued. This price may not be less than 90% of the average price of the shares traded on the stock market on the previous three business days, adjusted by an inflation index to be defined by the committee for each program. The number of shares which may be granted in each year cannot exceed 5% of the total number of shares outstanding of each type of shares, although the amount has always remained significantly below this level. When shares are acquired by the employee, AmBev issues new shares or transfers treasury shares to the option holder. Stock ownership rights granted have no final date to be exercised. When the grantee leaves the company (other than upon retirement), the rights to acquire shares are forfeited. If an employee decides to sell shares acquired under the plan or an employee leaves the company, AmBev has the right to buy such shares at a price equal to:

      o the inflation-indexed price paid by such employee, if the employee sells the shares during the first 30 months after shares are acquired by the employee;

      o 50% of the inflation-indexed price paid, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after shares are acquired by the employee; or

      o the market price, if the employee sells the shares more than 60 months after shares are acquired by the employee.

      The Company provides advances to employees for the purchase of shares in accordance with the established plan rules. Financing arrangements are normally for periods of not more than four years and include interest of 8% per annum over a designated general price index. These loans are guaranteed by the shares which will be acquired under the plan. In order to comply with the Sarbanes-Oxley Act of 2002, we are currently revising the terms of our stock ownership plan to extend the financing for the purchase of shares upon exercise of the right to acquire such shares exclusively to our employees and not to officers or directors. At March 31, 2003 the outstanding balance of these loans amounted to R$342.8 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders' equity under U.S. GAAP.

      AMBEV PENSION PLAN.

      AmBev's pension plans are administered by the AmBev Pension Fund (Instituto AmBev de Previdencia Privada) which is the successor of the Brahma Pension Fund-Instituto Brahma de Seguridade Social- as from December 8, 2000.

      The AmBev Pension Fund operates both a defined-benefit pension plan and a defined- contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. We nominate the three directors of the AmBev Pension Fund. As of December 31, 2002, we had 5,324 participants in our plan of which 1,126 participated in the defined benefit plan and 4,198 in the defined contribution plan.

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

      Pension costs relating to the AmBev defined contribution plan for the year ended December 31, 2002 were approximately R$3.7 million compared to R$
3.5 million in 2001.

      The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 88,664,850 common shares of AmBev at December 31, 2002 with a total fair value of R$47.0 million as of December 31, 2002), government securities and properties. All benefits are calculated and paid in inflation-indexed reais.

      PROFIT-SHARING PLAN.

      AmBev's by-laws provide for the distribution of up to 10% of AmBev's net income, as determined in accordance with Brazilian GAAP, to its employees. Executive officers are eligible for profit-sharing in an amount not to exceed the lower of their annual remuneration or 5% of AmBev's net income in the aggregate.

      Payments under AmBev's profit-sharing plan are subject to the availability of cash resources of AmBev. Executive officers' bonuses are determined based upon the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors. All other employees of AmBev are entitled to performance-based variable bonuses calculated on an annual basis.

      Among all employees, up to 70% working at our headquarters and up to 60% of production, sales and distribution employees, can be awarded bonuses. The distribution of these bonuses is subject to a three-tier system in which AmBev must first achieve efficiency targets approved by the Board of Directors. Following that, each business unit must achieve its targets and finally individual performance is ranked. Beginning in April 2003, AmBev changed the rules for individual bonuses of the sales supervisors. Their results are ranked each quarter and bonuses are paid twice a year, in August and in February.

      Our annual targets may be changed by the Board of Directors. For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the facility level is based on a ranking between the different plants, which based on their relative ranking may or may not receive the bonus.

      Expenses of AmBev provisioned under these programs amounted to R$112.2 millions for the year ended December 31, 2002, R$81.3 million for the year ended December 31, 2001 and R$53.7 million for the year ended December 31, 2000.

      Bonuses, commissions and collective awards to be shared among employees depend on the financial results of AmBev and up to 25% of AmBev's annual EVA (Economic Value Added) may be distributed, depending on the target real EBITDA growth. According to AmBev's annual real EBITDA growth, the total amount shared among employees, as a percentage of AmBev's annual EVA, is as follows:

      o     EBITDA growth < 15% = 0

      o     EBITDA growth from 15% up to 19.99% = 15% EVA

      o     EBITDA growth from 20% up to 20.99% = 20% EVA

      o     EBITDA growth form 21% up to 21.99% = 21% EVA

      o     EBITDA growth from 22% up to 22.99% = 22% EVA

      o     EBITDA growth from 23% up to 23.99% = 23% EVA

      o     EBITDA growth from 24% up to 24.99% = 24% EVA

      o     EBITDA growth > 25% = 25% EVA

      INDEPENDENT ACCOUNTANTS

      The audited financial statements herein have been audited by PricewaterhouseCoopers Auditores Independentes, our independent accountants. Their offices are located at Avenida Francisco Matarazzo, 1400, 05001-901 Sao Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of Sao Paulo) and their registration number is CRC2SP000160/O-5.

DIRECTOR AND SENIOR MANAGEMENT SHARE OWNERSHIP

      The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by senior management as of June 16, 2003:

NAME                                                               AMOUNT AND   AMOUNT AND
                                                                   PERCENTAGE   PERCENTAGE
                                                                   OF COMMON    OF PREFERRED
                                                                   SHARES       SHARES
-------------------------------------------                        ----------   ------------

Marcel Herrmann Telles(1)..................                           *            *
Victorio Carlos De Marchi(2)...............                           *           *
Jorge Paulo Lemann(3)......................                           *           *
Carlos Alberto da Veiga Sicurpira(4).......                           *           *
Jose Heitor Attilio Gracioso(5)............                           *           *
Roberto Herbster Gusmao(6).................                           *           *
Jose de Maio Pereira da Silva(7)...........                           *           *
Roberto Moses Thompson Motta(8)............                           *           *
Vicente Falconi Campos.....................                           *           *
Magim Rodriguez Junior.....................                           *           *
Luis Felipe Pedreira Dutra Leite...........                           *           *
Jose Adilson Miguel(9).....................                           *           *
Claudio Braz Ferro.........................                           *           *
Carlos Alves de Brito......................                           *           *
Juan Manual Vergara Galvis.................                           *           *
Eduardo Muzzi..............................                           *           *
Miguel Nuno da Mata Patricio...............                           *           *
Diego Fernando Miguens Bemberg.............                           *           *
Fersen Lamas Lambranho.....................                           *           *

--------------------
*  Indicates that the individual holds less than 1% of the class of securities.

(1) Does not include 7,365,698,440 common shares owned by Braco S.A. (Braco) and ECAP, and 888,214,820 shares owned by S-Braco Participacoes SA (S-Braco). Mr. Telles owns indirectly 25.0% of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco, which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders'' agreement. See "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement". Mr. Telles is also a counselor of the FAHZ. For information regarding the shareholdings of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".

(2) Mr. De Marchi is a counselor of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".

(3) Does not include 7,365,698,440 common shares owned by Braco and ECAP, and 888,214,820 shares owned by S-Braco. Mr. Lemann, owns indirectly 50.0% of the voting shares of S-Braco, which, in turn, owns 84.55% of the voting share of Braco, which, in turn, owns 99.74% of the voting shares of ECAP and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement".

(4) Does not include 7,365,698,440 common shares owned by Braco and ECAP, and 888,214,820 shares owned by S-Braco. Mr. Sicupira owns indirectly 25.0% of the voting shares of S-Braco, which, in turn, owns 84.55% of the voting share of Braco, which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement".

(5) Mr. Gracioso is a counselor of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".

(6) Mr. Gusmao is a counselor of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".

(7) Mr. da Silva is a counselor of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".

(8) Does not include 7,365,698,440 common shares owned by Braco and ECAP. Mr. Motta is an executive officer of Braco and ECAP. Mr. Motta disclaims beneficial ownership of the shares of AmBev owned by Braco and ECAP.

(9) Mr. Miguel is a counselor of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions-AmBev's Major Shareholders".


Major Shareholders and Related Party Transactions


                              MAJOR SHAREHOLDERS

INTRODUCTION

      As of June 16, 2003, AmBev had 15,735,878,391 common voting shares and 22,801,455,371 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities
Act: ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of June 16, 2003, there were 91,344,517 preferred ADSs outstanding (representing 9,134,451,700 preferred shares) and 116,339 common ADSs outstanding (representing 11,633,900 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

CONTROL

      AmBev is controlled by Braco, ECAP and the FAHZ, which own in the aggregate 70.92% of AmBev's common shares. In addition, Braco, ECAP and the FAHZ, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "-AmBev Shareholders'' Agreement". As of June 16, 2003, FAHZ owns 24.11% of the common shares of AmBev. Braco and ECAP collectively own 46.81% of the common shares of AmBev. Braco owns 99.74% of the voting shares of ECAP. Approximately 84.55% of the voting shares of Braco, are owned by S-Braco. In addition, S-Braco owns 5.64% of the common shares of AmBev directly. 50.0%, 25.0% and 25.0%, respectively, of the voting shares of S-Braco are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A.
("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa
Prudencia"), each of which owns 25.0% of the voting shares of S-Braco. All of the voting shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively.

      SHARE BUYBACK PROGRAM

      In 2002, we acquired 89.5 million common shares and 701.3 million preferred shares in connection with our share buyback program, at a cost of R$337.1 million in 2002, and R$246.7 million in 2001. In 2002, a portion of the common shares and preferred shares purchased by us were acquired by us pursuant to put options sold by us in 2001 in connection with our share buyback program. We plan to continue to purchase our common shares and preferred shares during 2003 through our share buyback program.

AMBEV'S MAJOR SHAREHOLDERS

      The following table sets forth information, as of June 16, 2003 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:

                                                           AMOUNT AND PERCENTAGEAMOUNT AND PERCENTAGE
                                                             OF COMMON SHARES    OF PREFERRED SHARES
                                                        ------------------------      ------------------------
The Bank of New York - ADR Department(1).......            11,633,900      0.07%      9,134,451,700    40.06%
Braco(2).......................................         3,326,130,215     21.14%
ECAP(3)........................................         4,039,568,225     25.67%
FAHZ(4)........................................         3,794,204,726     24.11%        463,032,513     2.03%
S-Braco(5).....................................           888,214,820      5.64%
Caixa da Previdencia dos Funcionarios do
  Banco Central do Brasil - PREVI..............            73,340,770      0.47%      3,506,166,855    15.38%
Fundacao Banco Central Previdencia Privada-
  Centrus......................................           853,197,735      5.42%             -            -
Marcel Herrmann Telles(6) .....................                     *          *        213,145,000     0.93%
Jorge Paulo Lemann(7)..........................                     *          *             *            *
Carlos A. Sicupira(8)..........................                     *          *             *            *

-------------------

(1) Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2) Does not include shares owned by ECAP or S-Braco. Braco owns 99.74% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the FAHZ, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, own indirectly 25.0%, 50.0% and 25.0%, respectively, of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco.

(3) Does not include shares owned by Braco or S-Braco. Braco owns 99.74% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the FAHZ, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, own indirectly 25.0%, 50.0% and 25.0%, respectively, of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco.

(4) Mr. Telles, Victorio Carlos De Marchi, Jose Heitor Attilio Gracioso, Roberto Herbster Gusmao and Jose de Maio Pereira da Silva, directors of AmBev, and Jose Adilson Miguel, an officer of AmBev, are counselors of the FAHZ.

(5) Does not include shares owned by Braco or ECAP. Braco owns 99.74% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the FAHZ, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, own indirectly 25.0%, 50.0% and 25.0%, respectively, of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco.

(6) Does not include 7,365,698,440 common shares owned by Braco and ECAP, and 888,214,820 shares owned by S-Braco. Mr. Telles owns indirectly 25.0% of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco, which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

(7) Does not include 7,365,698,440 common shares owned by Braco and ECAP, and 888,214,820 shares owned by S-Braco. Mr. Lemann owns indirectly 50.0% of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco, which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

(8) Does not include 7,365,698,440 common shares owned by Braco and ECAP, and 888,214,820 shares owned by S-Braco. Mr. Sicupira owns indirectly 25.0% of the voting capital of S-Braco, which, in turn, owns 84.55% of the voting capital of Braco, which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

      For a description of the Company's major shareholders' voting rights, see "AmBev Shareholders Agreement".

      OPTIONS AND WARRANTS

      On February 14, 1996, Brahma's Board of Directors approved the private placement of 404,930,519 warrants at R$50 per 1,000-share lot, exercisable on a one-to-five basis (already adjusted for the stock split that occurred in 2000) during the month of April 2003 at a strike price of R$1,000.00 per one thousand common or preferred shares (the right of each warrant to subscribe for shares would be adjusted proportionately should there be any splits, reverse splits or distributions of stock dividends). Each warrant was originally issued to holders of a block of 17 shares of Brahma, whether preferred or common. The subscription price for each of the warrants was adjusted pursuant to the IGP-M inflation index, reduced by dividends paid and accrued interest at the rate of 12% per year. At the Brahma shareholders' meeting that considered the Brahma conversion, common shareholders voted to cancel the Brahma warrants and replace them with new AmBev warrants, which entitled holders to subscribe for AmBev shares in accordance with the original terms and conditions applicable to the Brahma warrants. The 404,930,519 warrants entitled holders to subscribe for a total of 710,195,105 newly issued common shares and 1,314,457,490 newly issued preferred shares of AmBev.

      The criteria to be used in the calculation of the strike price of the warrants is being disputed by a number of holders of warrants in the courts of Sao Paulo and Rio de Janeiro. See "Financial Information-Consolidated Financial Statements and Other Information-Legal Proceedings-Options and Warrants."

AMBEV'S SHAREHOLDERS AGREEMENT

      On July 1, 1999, the FAHZ, Braco and ECAP, as well as AmBev and Messrs. Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter three as intervening parties, entered into a shareholders agreement with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (including Brahma and Antarctica), among other matters.

      MANAGEMENT OF AMBEV.

      Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev's Board of Directors, AmBev's controlling shareholders, the FAHZ, Braco and ECAP, have the ability to elect the majority of AmBev's directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, the adoption of a cumulative vote procedure, the provisions of the shareholders' agreement on the management of AmBev were based on the assumption that no directors will be elected by minority shareholders of AmBev.

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

      Under the shareholders' agreement, each of the FAHZ, Braco and ECAP will have representation on the Board of Directors of AmBev and its subsidiaries. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and no more than 15 alternates, with a term of office of three years and reelection being permitted. The FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and of its subsidiaries, so long as it maintains at least a minimum ownership of AmBev voting shares equivalent to the ownership of common shares that the FAHZ held at the time that the shareholders' agreement was entered into. At the time that the shareholders' agreement was entered into, the FAHZ held 459,521,728 common shares, which adjusted for the five-for-one stock split that took effect on October 23, 2000 and is currently equivalent to 2,297,608,640 common shares. The FAHZ is not allowed under the shareholders' agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. The shareholders' agreement also does not provide for a proportional reduction in the number of directors appointed by the FAHZ, in case of reduction in the number of AmBev common shares that it owns. As a result, any reduction in the holding of the FAHZ below 2,297,608,640 AmBev common shares would cause it to lose the right to appoint any director of AmBev. Braco and ECAP, acting jointly, have the right to appoint members and their respective alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by the FAHZ. Such proportion is based on the ratio between the FAHZ's holding and the aggregate holdings of Braco and ECAP in the voting capital of AmBev.

      The shareholders' agreement provides that AmBev will have two Co-Chairmen with identical rights and duties, one appointed by the FAHZ and the other by Braco and ECAP, jointly. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of AmBev.

      Each of the FAHZ, or Braco and ECAP together, may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

      Each of the FAHZ, Braco and ECAP has agreed to exercise its voting rights in the shareholders' meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. The FAHZ, Braco and ECAP will agree on the method of casting their votes in order to accomplish this purpose in the event of adoption of cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

      The shareholders' agreement provides that AmBev will have one Chief Executive Officer (Diretor Geral) and Officers (Diretores Adjuntos), to be elected by AmBev's Board of Directors.

      PRELIMINARY MEETINGS AND EXERCISE OF VOTING RIGHTS.

      On matters submitted to a vote of the shareholders or their representatives in the boards of directors of AmBev or its subsidiaries, the FAHZ, Braco and ECAP have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and as to how to direct their representatives to vote on the matter being submitted. Law No. 10,303/01 recognizes the shareholders agreement as the appropriate instrument to determine how power should be exercised by the controlling shareholders. In order to reach such a consensus, the shareholders' agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders' meeting.

      If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is Braco and ECAP. However, this rule does not apply in connection with the election of members of boards of directors, as described above under

      "-Management of AmBev", and with respect to fundamental matters which require unanimous approval by the FAHZ, Braco and ECAP, as follows:

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

      o the incurrence by AmBev and/or any of its subsidiaries, in a single transaction or series of related transactions, of any indebtedness greater than 10% of the shareholders' equity of AmBev as per the last audited balance sheet prepared in accordance with Brazilian GAAP;

      o the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;

      o the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its Subsidiaries to any third parties in an amount greater than 1% of AmBev's shareholders' equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and of its subsidiaries, or in favor of the subsidiaries themselves;

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

      The shareholders' agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The shareholders' agreement provides that any votes cast by the FAHZ, Braco or ECAP in violation of the provisions of the agreement will be deemed null, void and ineffective.

      RIGHTS OF FIRST REFUSAL.

      The shareholders' agreement contains the following provisions concerning rights of first refusal of the parties to the agreement:

      o Neither the FAHZ, on the one hand, nor Braco and ECAP, on the other hand, may directly or indirectly dispose of their AmBev shares without offering a right of first refusal to the other party. The right of first refusal can only be exercised so that all AmBev shares offered are acquired by the offered party and so that such acquisition occurs within a 30-day period, as provided in the shareholders' agreement. If the right of first refusal is not exercised, the party wishing to dispose of its AmBev shares may do so within 60 days, provided that the disposition is made on the same terms and at no less than the same price as offered to the other party;

      o In the event that the shares of AmBev owned by the FAHZ as one party, and Braco and ECAP as the other party, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, or the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the removal or waiver of the imposition. If the obligations guaranteed by the restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares;

      o If any of the FAHZ, as one party, and Braco and ECAP, together as the other party, intends to dispose of subscription rights corresponding to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days; and

      o In the event of a proposed sale by Marcel Telles, Jorge Paulo Lemann or Carlos Alberto Sicupira of any voting shares of Braco or any voting shares of ECAP held by Braco, which would result in a change in control of either Braco or ECAP, the FAHZ will have a right of first refusal to acquire all shares of Braco to be disposed of by the above Braco shareholders, or all shares of ECAP to be disposed of by Braco. The FAHZ will have 30 days to exercise this right of first refusal.

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

      The only exception to the compulsory purchase or sale of AmBev shares under this provision relates to non-completion of the share transfers within six months due to the need of the FAHZ to obtain necessary approvals, since the FAHZ is subject to a number of formalities and restrictions on the ability to sell assets, which are due to its corporate nature. In such a case, the parties will submit the disagreement to arbitration, to be conducted in accordance with the rules of the International Chamber of Commerce - ICC. Except when otherwise agreed by the dissenting party, the price of the AmBev shares must be payable in no more than 12 monthly installments.

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

SHAREHOLDERS' VOTING RIGHTS AGREEMENT

      As of August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively the Santas), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Santas (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco, ECAP and AmBev in full compliance with the terms of the Shareholder's Voting Rights Agreement. The Santas agreed that the board of Directors of S-Braco shall consist of four members and that the executive committees of Braco and ECAP shall consist of two members to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of Directors of S-Braco,
(ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of Directors of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board of Directors, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholder's Agreement). The Santas further agreed that resolutions concerning S-Braco, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Santas. On the other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Santas, shall in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholder's Voting Rights Agreement also contains, among others, terms and conditions (a) restricting vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-Braco, Braco, ECAP and AmBev and (b) prohibiting the pledging of shares of S-Braco, Braco, ECAP and AmBev by any of the Santas as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

      Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, are parties to a shareholders' property rights agreement relating to the disposition of shares of S-Braco.

AMBEV SHARE TRANSFER AGREEMENT AND AMBEV GOVERNANCE AGREEMENT

      Pursuant to the stock purchase agreement dated May 1, 2002 (as amended, the "Stock Purchase Agreement"), between AmBev and BAC, for the purchase by AmBev of 230,920,000 Class A common shares, without par value, of Quinsa, on January 31, 2003, Fundacao, Braco and ECAP, as well as AmBev and BAC entered into (i) a share transfer agreement related to the capital stock of AmBev (the "AmBev Share Transfer Agreement") and (ii) a governance agreement related to the governance of AmBev (the "AmBev Governance Agreement"). The AmBev Share Transfer Agreement and the AmBev Governance Agreement will not become effective until shares of AmBev are acquired by BAC.

      Pursuant to the AmBev Share Transfer Agreement, among other things, (i) BAC has agreed not to Transfer any common shares of AmBev held by BAC, except for Transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement,
(ii) BAC and its Permitted Transferees have granted Braco and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not Transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco and ECAP, (iii) Braco and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco and ECAP in connection with any sale by Braco and ECAP of more than 50% of the AmBev shares held by Braco and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP,

(iv) BAC and its Permitted Transferees have granted Braco and/or ECAP drag-along rights pursuant to which in the event that Braco or ECAP propose to sell in a bona fide arm's-length sale more than 50% of their common shares of AmBev to any unaffiliated third party, Braco and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law. Pursuant to the AmBev Governance Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the options under the Stock Purchase Agreement and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.


                          RELATED PARTY TRANSACTIONS

MATERIAL RELATED PARTY TRANSACTIONS

      We engage in the purchase and sale of raw material with affiliated entities, which are eliminated on consolidation in our financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in note 2 (b) to our financial statements.

      AmBev has entered into an agreement with the FAHZ for the purchase of certain labels for the beer packaging. The FAHZ, as described in "Operating and Financial Review and Prospects-Critical Accounting policies", provides medical, dental and social assistance to current and former employees and their dependents. The FAHZ owned 23.3% of AmBev's voting shares and 10.7% of our total shares on December 31, 2002. The FAHZ is not consolidated in our Brazilian GAAP financial statements. During the year ended December 31, 2002, we purchased labels on an arms-length basis with a value of R$28.4 million from the FAHZ.

      The Company finances its employees' purchases of shares pursuant to AmBev's stock ownership plan. See "Directors, Senior Management and Employees-Plans-Stock Ownership Plan".

      We have entered into a variety of agreements with Quinsa and BAC, Quinsa's controlling shareholder, relating to the acquisition of our interest in Quinsa. See "Information of the Company-Acquisition of Interest in Quinsa".

      Between June 6, 2003 and June 16, 2003, we acquired from Mr. Marcel Herrmann Telles, a director of AmBev and a member of our controlling group, 156,875,520 preferred shares held directly by him which had been subscribed by Mr. Telles upon exercise of certain rights to acquire shares granted to him under the stock ownership plan. Pursuant to the stock ownership plan, if the holder is going to sell the shares more than 60 months after the shares are acquired by the employee, we have the right to buy the preferred shares issued thereunder at market price. Mr. Telles sold his 156,875,520 preferred shares to us more than 60 months after he acquired the shares, for which we paid R$93.4 million, which was the market price of the shares calculated pursuant to the terms of the stock ownership plan.

INTERCOMPANY LOANS

      We have entered into intercompany loan agreements with affiliated entities that have undetermined maturity dates and are subject to arms-length financial and interest charges. These loans are eliminated on a consolidated basis, as described in note 2 (b) to our financial statements.

Financial Information


      CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

      See "Financial Statements" and pages F-1 through F-115.

LEGAL PROCEEDINGS

      Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see note 9 of our consolidated financial statements.

      CIVIL CLAIMS.

      As of March 31st, 2003, we had 3,868 civil claims pending, including distributors and product related claims. We are the plaintiff in 1,475 and the defendant in 2,393 of these claims, respectively. We have established provisions in the amount of R$56.0 million as of April 30, 2003, in connection with civil claims in which we believe there is a probable chance of loss.

      On December 2, 2002 a court in the State of Rio Grande do Sul prohibited the sale of Kronenbier in that state. On the grounds that that the beer could not be classified as a non-alcoholic beverage because it has a 0.34% alcoholic level. We have appealed against this ruling and expect to modify the decision in the superior courts based on expert reports and the Agriculture Ministry resolutions on this matter. The lawsuit aims to suspend the sale of the beer only. However there is a similar lawsuit in the state of Parana, pending a court decision, in which damages and the reimbursement of the revenues from the Kronenbier sales in Parana are demanded. We also believe that our views will prevail in this matter and therefore we have not made a provision for any amount.

      On April 11, 2003 the Department of Justice filed a suit questioning the use of advertising that could potentially induce teenagers and children to consume alcoholic beverages in a Skol beer campaign. On April 2, 2002 the courts ruled in our favor in a similar proceeding regarding Brahma advertising. The court ruled that the advertising campaign caused no harm and did not influence teenagers and children consumption of alcoholic beverages. We are negotiating a settlement with the Department of Justice and believe that the proceeding will end without any material disbursement on our part. Therefore, we have not made a provision for any amount in connection with this proceeding.

      On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against us and Antarctica in the 18th Civil Court of the City of Sao Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders' meeting held on September 2, 1999 changing the valuation method for determining the value of the Antarctica shares subject to appraisal rights from the book value to economic value of such shares was invalid, because it occurred after the plaintiffs had exercised their appraisal rights. These plaintiffs claim compensation in the total amount of approximately R$0.8 million (the current debt amount is R$1.1 million). On July 21, 2001, the court dismissed the action against Antarctica. On December 21, 2001 the judge adjudicated in favor of the minority shareholders requiring us to pay the difference between the value of the shares. We have appealed from this ruling and expect to prevail in the court of appeals based upon advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

      OPTIONS AND WARRANTS

      In 2002, considering that some of AmBev's warrants holders (see "Major Shareholders-Options and Warrants") had manifested an opinion concerning the criteria to be used in the calculation of the exercise price of AmBev's warrants which did not conform to the Company's understanding, the Company decided to request a ruling from the CVM in order to decide the matter.

      On April 17, 2003, CVM issued its final opinion regarding this matter, ruling that the Company's criteria to calculate such exercise price was correct. Since some of those warrant holders, did not agree with CVM's final decision, they filed several lawsuits before the Courts of Sao Paulo and Rio de Janeiro in order to revert CVM's decision.

      These warrant holders contend that the exercise price should be adjusted (and reduced) by taking into account the strike price of certain rights granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the exercise price of other stock purchase warrants issued in 1993.

      In such lawsuits the warrant holders requested interim injunctions in order to determine: (1) the immediate issue by us of the shares corresponding to the total amount of warrants held by the plaintiffs; and (2) the right to subscribe for these shares at the subscription price at substantially lower price, as described above.

      In most of the cases the lower courts have granted preliminary injunctions to the plaintiffs. AmBev filed preliminary appeals in each of said cases to the Court of Appeals, requesting the temporary suspension of the effects of the decisions of the lower courts. The Court of Appeals, so far, has granted us the requested suspension in all the cases.

      Based on advice from our external counsel, we believe that we have a good chance of prevailing in these proceedings. Because the dispute is based on whether the Company should receive as a subscription price a lower price or the price that the Company considers adequate, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

      Currently, we have been notified of six proceedings and 11 holders claiming such rights and we estimate that the aggregate subscription price of all the shares would be, based on criteria we understand is adequate, R$1,022.4 million based on a strike price of R$0.90977 for preferred shares and R$0.91595 for voting shares. One of the warrant holders argues that the strike price thereof should be R$ 0.13581. The maximum dilution for the existing shareholders would be, therefore, the difference between these values.

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

      As of March 31st, 2003, we had approximately 1,273 tax claims pending, including judicial proceedings and administrative investigations. Most of these claims relate to ICMS and IPI. We have made provisions of R$717.7 million, in connection with these tax proceedings for which we believe there is a probable chance of loss.

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

      During 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the new law is unconstitutional. As such new taxes remain in force until a final ruling is rendered, we recorded the accumulated amount of R$216.9 million as "provisions for contingencies and other" as of March 31st, 2003. We will not be permanently relieved of the obligation to pay such taxes unless and until a final favorable ruling is rendered. On December 1, 2002, Law No. 10,637 was enacted requiring PIS to be levied as a 1.65% tax on revenues, calculated as the balance between 1.65% of gross revenues less 1.65% of the sum of purchases of raw material, packaging and equipment.

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

      On May 29, 2001 (ruling published on June 11, 2001) an arbitration session of the Court of Appeals ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final unappealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote.

      On October 15, 2001, we concluded the preliminary determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The provision for the PIS liability, including interest and charges, totaling R$138.7 million was reversed to income and recorded in "Value-added and excise taxes on sales" during 2001 and we are currently awaiting a final decision.

      DISTRIBUTORS AND PRODUCT-RELATED CLAIMS.

      Numerous breach of contract claims have been filed against CBB by former distributors of Brahma and Antarctica whose contracts were terminated due to low sales volume, failure by distributors to meet our guidelines and a general rationalization of the distribution network. Most claims are still in the lower level, in some we have appealed and are now in intermediate court levels, and a few are currently being reviewed by the highest level Court of Appeals in Brazil, the Supreme Court of Justice. Additionally, former Antarctica distributors, among a few other distributors, filed breach of contract claims against us. These distributors seek the revision of certain terms and conditions of the distribution agreement or alleged breach by us. Notwithstanding this, the agreements continue to be in full force and effect and continue to be performed outside of any court proceedings.

      The aggregate amount of these claims is R$425.4 million. AmBev has made a provision of R$19.1 million in regard to such claims as of March 31st, 2003, based on advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and, in areas where we continue to use third-party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

      There were currently 12 administrative proceedings against Brahma under CADE's review, each of them commenced by former or present distributors who challenge the legality of market practices of Brahma under distribution arrangements and request the suspension of such market practices. CADE has denied ten of these requests by determining that Brahma did not engage in any of the alleged illegal activities. The remaining two proceedings are still being analyzed by CADE.

      ANTITRUST MATTERS.

      We currently have five antitrust investigations pending against us, which have been initiated by CADE following its investigations in connection with the combination.

      The first proceeding, in the Amazonas state, concerns alleged tying arrangements whereby we allegedly required our retailers to purchase certain of our soft drink products in combination with their purchases of certain of our beer products. Since April, 2001, such proceedings were submitted to CGSI (Coordenacao-Geral de Analise de Infracoes nos Setores de
Sevico for investigation without any further actions from the antitrust authorities.

      THE COMBINATION

      The second proceeding refers to some complaints brought by the Brazilian Association of Antarctica Distributors (ABRADISA), alleging that provisions in our distribution agreements are illegal exclusivity provisions. After appropriate investigations, on February 22, 2002, the antitrust authorities
(SDE) decided to accept the proceedings against us in order to determine whether there is circumstantial evidence relating to unfair market practices. The antitrust authorities are seeking to determine whether or not the following main practices are taking place: (i) establishment of minimum quotas for retailers to purchase our beverages; (ii) imposition of sale price to retailers; (iii) whether the share of the distribution network among Antarctica, Skol and Brahma products has resulted in damages to retailers' fair competition; (iv) unjustified increase in price; and (v) unfair competition between retailers and direct distribution. On March 29, 2002 we filed our defense. Presently, we are awaiting for SDE's decision.

      In 2002, a distributor in the state of Alagoas filed a petition requesting the Department of Justice to investigate the fulfillment of the terms of CADE's performance agreement. The Department of Justice requested information from AmBev on July 16, 2002. On August 12, 2002, we presented our defense. We expect that the Department of Justice will withdraw the charges with no further implication to AmBev. Based on the arguments presented before the antitrust authorities on May 7 , 2003 and on advice received from outside counsel, we believe that we have a good chance of being successful in these proceedings. Therefore, we have not made a provision for any amount.

      The Department of Justice in the state of Rio Grande do Sul has filed two proceedings in connection with the lay-offs of employees in the beer plants of Estrela and Montenegro. We have entered into a settlement agreement with the Department of Justice in the proceeding related to the Estrela plant, which has been judicially confirmed. We are still discussing a settlement with the Department of Justice in the Montenegro proceeding.

      According to applicable Brazilian antitrust legislation, fines of up to 30% of our gross revenue in the previous fiscal year may be levied upon the company and, if they prove the personal liability of an officer, such officer may be levied a fine of 10-50% of the fine applied to the company.

      JOINT VENTURES AND ALLIANCES

      Brahma's joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol's licensing agreement with Carlsberg were all required to be submitted to CADE for approval. See "-Joint Ventures and Strategic Alliances". In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma's joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg was approved by CADE. Miller license arrangement was approved in 1997.

      CADE is currently reviewing our cooperation with Souza Cruz S.A. for the implementation of Cportal, a business-to-business website has yet to render its decision. The cooperation with Souza Cruz S.A. for the implementation of Agrega, a business-to-business website by means of which the acquisition of MRO (materials, repairs and operation) products and services will be negotiated was approved by CADE with no restrictions on November 28, 2001. The Agrega joint venture was commenced on November 30, 2000.

      After PepsiCo's acquisition of Gatorade and subsequent licensing of the trademark to us, CADE is analyzing the isotonic market concentration. On May 5, 2002, CADE rejected a solicitation by the antitrust authorities to suspend effectiveness of such concentration (relating to production and distribution of Gatorade), as a result of our license to maintain Gatorade's production centers as well as independent marketing and commercial policies for each of Marathon and Gatorade. On October 10, 2002, the antitrust authorities (SAE) provided CADE with an opinion for the approval of the transaction with no restrictions, which was followed by SDE on December 16, 2002 and CADE prosecutors on February 10, 2003. On May 8, 2003 one of the members of CADE's board issued a preliminary opinion regarding the transaction. The preliminary opinion is that, currently, the transaction is not harmful to the market and to the competitive environment, given that Gatorade's market share has been declining and the market share of the natural isotonics has been increasing. The company has agreed to keep all the labor positions related to Gatorade production, the marketing policies for Gatorade and Marathon will be kept independently and the company has agreed not to reveal the secrets regarding the production. We are awaiting for CADE's final approval.

      CADE is currently reviewing our agreement with Quinsa to distribute Quinsa beer in Brazil. We submitted the concentration act for CADE's approval on February 21, 2003. On May 29, 2003, SDE issued a technical opinion approving the transaction without restrictions. This opinion is yet to be confirmed by CADE. The transaction is also subject to the approval of Argentinean antitrust authorities. See "Information on the Company-Joint Ventures and Strategic Alliances".

      LABOR MATTERS.

      We are involved in approximately 8,739 legal proceedings with former and current employees, mainly relating to dismissals, severance, overtime, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have established provisions in the amount of R$132.1 million as of March 31, 2003, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims. During 2003 we intend to enter into negotiations to try to settle at least 1,500 of the pending proceedings in order to decrease the debt resulting from probable losses in labor claims.

      In compliance with CADE's decision approving the controlling shareholders' contribution and the performance agreement that we entered into with CADE, any dismissals must be made in accordance with the restrictions imposed by the decision. See "Background on the Company-Brazilian Antitrust Approval". We are involved in some lawsuits filed by dismissed employees claiming reinstatement in view of the CADE decision.

      ENVIRONMENTAL MATTERS.

      On November 7, 2001, the District Attorney of Manaus (Promotoria) notified us that a criminal lawsuit had been initiated against IBANN, our subsidiary, and three of its officers in the district court of the State of Manaus claiming damages for harm allegedly done to the Igarape dos Franceses forest. On March 21, 2002, the district attorney proposed a settlement through a series of environmental projects. On November 19, 2002 we entered into an agreement with the District Attorney which included the reforestation of an area of the Igarape dos Franceses forest and the purchase of equipment used by the governmental agencies to protect the environment. We have complied with all the terms of the agreement which will be homologated at a judicial hearing which has yet to be scheduled.

      On February 5, 2002, we entered into a performance agreement with the Brazilian Department of Justice in order to promote the rehabilitation of "the Fazenda Campos". Under this agreement we are supposed to clean and reforest this area until the end of November, 2003. At that time, the Brazilian Department of Justice will issue a legal opinion. We have already cleaned and reforested the land, and currently we are just monitoring the growth of the forest.


      In the first quarter of this year we proposed a draft of a performance agreement establishing "Policies of Odors Emission" to the Brazilian Department of Justice and Brazilian Environmental Authorities. Until June 16, 2003, no legal opinion was issued by the Brazilian Department of Justice, or by the Environmental Authorities.
      DIVIDEND POLICY

      For information regarding our dividend policy, see "Key
Information-Selected Financial Data-Dividends-Dividend Policy".

      SIGNIFICANT CHANGES

      Except as otherwise described in our annual financial statements, there have been no significant changes in our business, financial conditions or results since December 31, 2002.

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

SHARES

      The table below shows the quoted high and low closing sales prices in reais on the Sao Paulo Stock Exchange for AmBev's preferred and common shares for the indicated periods. All prices quoted below relating to periods prior to September 15, 2000, relate to high and low closing sales prices in reais on the Sao Paulo Stock Exchange for preferred and common shares of Brahma, AmBev's predecessor. All share prices, including prices relating to Brahma preferred and common shares, have been restated to reflect AmBev's five-for-one stock split described in the preceding paragraph.

     TRADING PRICES ON THE SaO PAULO STOCK EXCHANGE: PREFERRED SHARES(1)
     -------------------------------------------------------------------
                                                      PER 1000 PREFERRED SHARES
                                                      -------------------------
                                                               HIGH        LOW
                                                               ----        ---
                                                                  (in reais)
ANNUAL
---------------------------------------------------
2002                                                         R$550       R$391
2001...............................................            581         406
2000...............................................            488         208
1999...............................................            272          92
1998...............................................            176          78
1997...............................................            170         112
QUARTERLY
---------------------------------------------------
2002
First Quarter......................................          R$500       R$437
Second Quarter.....................................            497         398
Third Quarter......................................            460         391
Fourth Quarter.....................................            550         421
2001
First Quarter......................................          R$558       R$458
Second Quarter.....................................            581         476
Third Quarter......................................            535         415
Fourth Quarter.....................................            521         406

MONTHLY
-------------------------------------------------------------------------------

2001
December...........................................          R$515       R$467
2002
January............................................            500         465
February...........................................            479         454
March..............................................            483         445
April..............................................            488         450
May................................................            495         469
June...............................................            482         398
July...............................................            460         391
August.............................................            457         408
September..........................................            438         407
October............................................            533         421
November...........................................            505         506
December...........................................            550         526
---------------------
Source:  Bloomberg

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

       TRADING PRICES ON THE SaO PAULO STOCK EXCHANGE: COMMON SHARES(1)
       ----------------------------------------------------------------
                                                               PER 1000
                                                                COMMON
                                                                SHARES
                                                              ------------
                                                              HIGH     LOW
                                                              ----     ---
                                                                (in reais)
ANNUAL
2002...................................................       R$489  R$355
2001...................................................         540    350
2000...................................................         470    158
1999...................................................         190     92
1998...................................................         160     77
1997...................................................         171    111

QUARTERLY
2002
First Quarter..........................................       R$445  R$385
Second Quarter.........................................         420    355
Third Quarter..........................................         410    360
Fourth Quarter.........................................         489    385
2001
First Quarter..........................................       R$540  R$415
Second Quarter.........................................         530    400
Third Quarter..........................................         535    350
Fourth Quarter.........................................         495    350

MONTHLY
2001
December...............................................       R$495  R$400
2002
January................................................         445    400
February...............................................         410    385
March..................................................         420    394
April..................................................         420    392
May....................................................         417    398
June...................................................         409    355
July...................................................         410    360
August.................................................         403    375
September..............................................         395    365
October................................................         469    385
November...............................................         483    437
December...............................................         489    465
------------------
Source:  Bloomberg

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

      As of May 30, 2003, there were 16 registered holders of our preferred ADSs, with approximately 99.9% of the preferred ADSs registered in the name of The Depository Trust Company. As of May 30, 2003, there were 12 registered holders of the common ADSs, with approximately 99.9% of the ADSs registered in the name of The Depository Trust Company.

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

     TRADING PRICES ON THE NEW YORK STOCK EXCHANGE: ADRS REPRESENTING 100 PREFERRED SHARES(1)
     ----------------------------------------------------------------------------------------
                                                                  PER 100 PREFERRED SHARE ADRS
                                                                --------------------------------
                                                                    HIGH                  LOW
                                                                    ----                  ---
                                                                            (in U.S.$)
ANNUAL
2002..........................................                  U.S.$21.49            U.S.$10.70
2001..........................................                       28.70                 14.20
2000..........................................                       25.50                 11.81
1999..........................................                       14.50                  7.00
1998..........................................                       15.56                  6.63
1997..........................................                       16.00                 10.87

QUARTERLY
2002
   First Quarter..............................                  U.S.$21.49            U.S.$18.30
   Second Quarter.............................                       21.30                 14.21
   Third Quarter..............................                       16.05                 10.72
   Fourth Quarter.............................                       15.56                 10.70
2001
   First Quarter..............................                  U.S.$28.70            U.S.$23.10
   Second Quarter.............................                       25.47                 19.27
   Third Quarter..............................                       23.17                 14.20
   Fourth Quarter.............................                       21.47                 14.45
2000
   First Quarter..............................                  U.S.$16.25            U.S.$12.13
   Second Quarter.............................                       17.00                 11.81
   Third Quarter prior to September 14, 2000..                       21.19                 17.00
   Third Quarter from September 17, 2000......                       22.13                 21.25
   Fourth Quarter                                                    25.50                 19.75

MONTHLY
2001
   December...................................                  U.S.$21.47            U.S.$19.70
2002
   December...................................                  U.S.$15.56            U.S.$13.69
2003
   January....................................                       16.61                 13.00
   February...................................                       14.42                 13.20
   March......................................                       16.61                 13.75
   April......................................                       19.99                 17.15

-------------
Source:  Bloomberg

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

TRADING PRICES ON THE NEW YORK STOCK EXCHANGE: ADRS REPRESENTING 100 COMMON SHARES(1)
-------------------------------------------------------------------------------------

                                                           PER 100 COMMON SHARE ADRS
                                                           -------------------------
                                                              HIGH            LOW
                                                              ----            ---
                                                                   (in U.S.$)
ANNUAL
2002...........................................          U.S.$18.75      U.S.$10.18
2001...........................................               26.00           10.00
2000...........................................               19.88            9.00
1999...........................................               10.25            7.31
1998...........................................               13.75            6.63
1997...........................................               16.00           10.50

QUARTERLY
2002
   First Quarter...............................          U.S.$18.75      U.S.$15.50
   Second Quarter..............................               17.50           14.00
   Third Quarter...............................               14.30           12.50
   Fourth Quarter..............................               13.50           10.18
2001
   First Quarter...............................          U.S.$26.00      U.S.$21.00
   Second Quarter..............................               22.26           18.00
   Third Quarter prior to September 14, 2000...               22.00           12.00
   Fourth Quarter..............................               16.60           10.00
2000
   First Quarter...............................          U.S.$10.19       U.S.$9.00
   Second Quarter..............................               12.13            9.69
   Third Quarter prior to September 14, 2000...               16.00           10.63
   Third Quarter from September 17, 2000.......               15.00           15.00
   Fourth Quarter..............................               19.88           14.50

MONTHLY
2001
   December....................................          U.S.$15.00      U.S.$12.00
2002
   December....................................          U.S.$13.00      U.S.$13.00
2003
   January.....................................               14.00           14.00
   February....................................               11.93           11.93
   March.......................................               11.93           11.93
   April.......................................               16.10           14.50

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

      The Sao Paulo Stock Exchange trading sessions are from 10:00 a.m. to 5:00 p.m., subject to change during daylight savings time in the United States. The Sao Paulo Stock Exchange Trading System is called Mega Bolsa and trades all stocks that are not traded in the floor (in the same period from 10:00 a.m. to 5 p.m. and from 4:45 p.m. to 5:00 p.m. there is a closing call). The Sao Paulo Stock Exchange also permits trading from 5:45 p.m. to 7:00 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. The After Market session is restricted to stocks that were traded in the floor during the outcry session. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Sao Paulo Stock Exchange may also be traded off the exchange under specific circumstances, but such trading is very limited.

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

      In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange downwards 10%. After that, if the market falls more 5%, the Circuit Breaker is triggered again for one more hour. If the market falls more than 15% no more pauses are taken. The "circuit breaker" is not allowed to be started during the last 30 minutes of the trading session (from 4:30p.m. to 5:00 p.m.).

      Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At December 31, 2002, the aggregate market capitalization of all the companies listed on Sao Paulo Stock
Exchange was equivalent to approximately R$ 439 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company's shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

      There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2002, the ten most actively traded issues represented approximately 53.4% of the total volume of shares traded on the Sao Paulo Stock Exchange, comparable to the 54.0% of total volume in 2001.

      Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Key Information-Exchange Rate Information-Exchange Controls" and "Additional Information-Memorandum and Articles of Association-Restrictions on Foreign Investment".

Additional Information


                    MEMORANDUM AND ARTICLES OF ASSOCIATION

      Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, by-laws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company's by-laws (Estatuto Social). This description is qualified in its entirety by reference to Brazilian Corporate Law and our by-laws. An English translation of our by-laws has been filed with the Securities and Exchange Commission of the United States (SEC) as an annex to our prospectus filed as part of the Form F-4 filed by us on August 29, 2002. A copy of our by-laws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under "The Offer and Listing-Principal Market and Trading Market Price Information" and information on ownership of our shares is set forth under "Major Shareholders and Related Party Transactions-Major Shareholders".

      Our capital stock is comprised of preferred shares and common shares, all without par value. At June 16, 2003, there were 22,801,455,371 total preferred shares outstanding and 15,735,878,391 total common shares outstanding.

      Our preferred shares are non-voting except under limited circumstances and are entitled to priority over our common shares in the case of liquidation. See "-Voting Rights" for more information regarding the voting rights of our preferred shares.

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

      The majority of members of our Board of Directors will be elected by the controlling shareholders of our common shares. Board members, even if elected by one specific shareholder, owe fiduciary duties towards our Company and all of our shareholders. At the same time, any director appointed by shareholders bound by a shareholders' agreement is also bound by the terms of such agreement. See "-Major Shareholders and Related Party Transactions".

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

BOARD OF DIRECTORS

      According to Brazilian Corporate Law, any matters subject to the approval of the Board of Directors can be approved by a "simple majority" of votes of the members present at the meeting. The same rules apply pursuant to AmBev's by-laws.

      Pursuant to AmBev's by-laws, any matters requiring the approval of the Board of Directors will be approved by the affirmative vote of a majority of its Board members present at the relevant meeting.

      In matters in which a director may have a conflict, Brazilian Corporate Law sets forth that such director must disclose to the entire Board his/her interest in the matter and abstain from voting. Any transaction that a director may have an interest in can only be approved if carried out on an arm's-length basis.

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

      o reduced by amounts allocated to the unrealized income reserve established by the company in compliance with applicable law (as discussed below); and

      o     increased by reversals of reserves constituted in prior years.

      Social Reserve. AmBev's by-laws provide that it may set aside up to 10% of its "income" for payments to foundations (such as the FAHZ) which provide welfare benefits to AmBev's employees and associates.

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

      Brazilian Corporate Law provides that all discretionary allocations of "income", including the unrealized income reserve and the reserve for investment projects, are subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The tax incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the annual meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

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

      DIVIDEND PREFERENCE OF PREFERRED SHARES.

      Pursuant to AmBev's by-laws, the preferred shareholders, if any, of AmBev are entitled to dividends 10% greater than the dividends to be paid to its common shareholders.

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

      Additionally, until the 2005 Ordinary Shareholders Meetings, the director appointed by preferred shareholders (whether or not together with voting minority shareholders) shall be selected from a three-name list previously prepared by the controlling shareholder.

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

      Under the by-laws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Under Brazilian Corporate Law, if the number of directors is reduced to five or less, the percentage necessary for any minority shareholder or group of minority shareholders to elect at least one member of the Board of Directors under the cumulative vote procedure cannot exceed 20% of the voting shares of AmBev. Because the AmBev shareholders' agreement provides that the FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to the FAHZ's approval.

LIQUIDATION

      In the event of liquidation, a general shareholders meeting shall determine the form of liquidation and appoint a financial committee to operate during the liquidation period. See "-Shareholders' Meeting". A liquidator will be appointed by the Board of Directors.

      Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev's shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the company (AmBev's current by-laws state that its capital is R$3,124,058,673.54), prior to making any distributions to AmBev's common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev's preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the company excluding the common shares in such calculation) of any available assets.

      Although the FAHZ's assets are consolidated for the purposes of U.S. GAAP, in the event of liquidation, the creditors of AmBev would not have access to the assets of the FAHZ.

SHAREHOLDERS' MEETING

      A general meeting is convened by publishing, no fewer than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper with general circulation in Sao Paulo, where AmBev has its registered office. The shareholders of AmBev have previously designated local newspapers in the cities of Sao Paulo for this purpose. Such notice must contain the agenda for the meeting.

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

      General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev's shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders' meeting; (ii) by the shareholders of at least 5% of AmBev's total capital stock if, after a period of 8 days, the directors fail to call a general shareholders' meeting that has been requested by such shareholders; and (iii) by the shareholders of at least 5% of either AmBev's total voting capital stock or AmBev's total non-voting capital stock if, after a period of 8 days, the directors fail to call a general meeting for the purpose of installing a fiscal committee that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev's fiscal committee. For further information regarding AmBev's financial committee, see "Directors, Senior Management and Employees-Directors-Board Practices-Fiscal Committee".

      A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company such as AmBev, the attorney-in-fact may also be a financial institution.

RESTRICTIONS ON FOREIGN INVESTMENT

      There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see

      "-Voting Rights". The right to convert dividend payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control restrictions and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see "Key Information-Exchange Controls".

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

      o     reduce the mandatory dividend;

      o     merge or consolidate AmBev with another company; ([1])

      o     participate in a centralized group of companies; ([2])

      o     change the corporate objectives of AmBev;

      o transfer all or a substantial part of the assets of AmBev to another company even when the purpose is to create a wholly or partially-owned subsidiary (cisao);(2)

      o     liquidate AmBev; or

      o approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

      Furthermore, if a governmental entity acquires control of AmBev through expropriation of shares, shareholders will have the right to withdraw from AmBev and be reimbursed for the value of the shareholders' equity attributable to their equity interest.

       The appraisal rights lapse 30 days after publication of the minutes of the relevant shareholders' meeting in the Brazilian press. AmBev would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of AmBev. Shares to be purchased by AmBev from the dissenting shareholders exercising appraisal rights will be valued at an amount equal to the ratable portion attributable to such shares of the shareholders' equity of AmBev as shown on the last balance sheet approved at a general meeting of the shareholders (book value). However, if more than 60 days have

----------------

(1) As defined under Law 10,303/01, appraisal rights shall not apply in connection with these matters when the company's shares fulfill both requirements of liquidity (shares are included in securities portfolio negotiated in futures stock exchanegs within Brazil or abroad (as determined by CVM) such as IBOVEDSPA index of the Sao Paulo Stock
     Exchange) and dispersion (less than 50% of the outstanding shares of the company are held, directly or indirectly, by the controlling shareholders). The latter is AmBev's current situation, which means dissenting shareholders of AmBev would not have appraisal rights upon occurrence of any of these cases.

(2) As defined under Law 10,303/01, appraisal rights shall apply in connection with disposition of assets only inc ase of (i) a change in the company's objectives: (ii) reduction of mandatory dividends; or (iii) particpation in a centralized group of companies.

elapsed since the date of such balance sheet; dissenting shareholders may require that the value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the shareholders' meeting or after the relevant press release concerning the meeting are published will not be entitled to appraisal rights.

PREEMPTIVE RIGHTS

      Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases, in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for preferred shares or common shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev's by-laws provide that its Board of Directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public tender offers. In addition, Brazilian law provides that the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.

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

CHANGES IN CAPITAL

      The share capital of AmBev is comprised of common shares and preferred shares, all without par value. There are currently no other classes or series of preferred shares outstanding. Under Brazilian Corporate Law, the number of preferred non-voting or other restricted voting shares, such as the preferred shares, may not exceed half (50%) of the total number of outstanding shares. See "Additional Information-Memorandum and Articles of Association". The by-laws of AmBev do not provide for the conversion of preferred shares into common shares.

                                 MATERIAL CONTRACTS

      The following is a summary of the material contracts to which we are a party. For directions on how to obtain these documents, see "Exhibits and certifications".

SHAREHOLDERS AGREEMENT

      The agreement between the shareholders of Brahma and Antarctica to form AmBev is discussed in "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders Agreement".

GOVERNANCE AGREEMENT

      The agreement relating to the governance of AmBev entered into between Fundacao, Braco, ECAP, AmBev and BAC pursuant to the stock purchase agreement between AmBev and BAC is discussed in "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Share Transfer Agreement and AmBev Governance Agreement".


ACQUISITIONS, DISPOSITIONS AND JOINT VENTURES

      We have discussed the details of all material acquisitions, dispositions and joint ventures in "Information on the Company-Acquisition of Interest in Quinsa", "Information on the Company-Other Acquisitions and Dispositions" and "Information on the Company-Joint Ventures and Strategic Alliances".

ANTITRUST PERFORMANCE AGREEMENTS

      We are currently subject to two antitrust performance agreements in effect. See "Consolidated Financial Statements and Other Financial Information-Legal Proceedings". The first one was signed with CADE in Brazil and relates to the Brahma and Antarctica combination. The second one relates to the acquisitions of our economic interest in Quinsa and was signed with the Argentinean CNDC. See "Information on the Company-Acquisition of Interest in Quinsa".

DEBT ISSUANCES

      In August 2001, AmBev raised Japanese Yen 39,060 million through a syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.37% per annum. This loan is jointly guaranteed by AmBev and its subsidiaries and is subject to indebtedness and liquidity ratios.

      During the year ended December 31, 2002, CBB completed an exchange offer of the U.S. $500,000,000 10 1/2% notes due December 2011, in the U.S. securities markets. AmBev fully and unconditionally guaranteed this issuance. This guarantee will terminate on the date that AmBev is unconditionally and irrevocably released from all its obligations as guarantor under the indenture dated as of December 19, 2001.

RAW MATERIALS AND PACKAGING

      We have a number of contracts to buy certain key ingredients in the production process of both beer and soft drinks, as well as materials used in the packaging of our products such as aluminum, plastic and glass. See "Information on the Company-Production and Availability of Raw Materials" and "Operating and Financial Review and Prospects-Commitments and Contingencies".


                                   TAXATION

      The following discussion summarizes the principal Brazilian and U.S. Federal income tax consequences of acquiring, holding and disposing of notes, preferred shares or preferred ADSs or AmBev's common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose notes, preferred shares or preferred ADSs or common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the preferred shares or preferred ADSs or common shares or common ADSs.

      The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the U.S. , the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of, or, any of the notes, preferred shares, preferred ADSs, common shares, or common ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to the preferred ADSs and common ADSs, as applicable, and the related documents will be performed in accordance with its terms.

BRAZILIAN TAX CONSIDERATIONS

      The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred and common shares of AmBev or preferred and common ADSs of AmBev by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase preferred or common shares or preferred or common ADSs. It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred or common shares or preferred or common ADSs of AmBev.

      Taxation of Dividends. Dividends, including dividends in kind, paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred or common shares generally will not be subject to Brazilian withholding tax. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year. As from January 1, 1996, dividends relating to profits are not subject to withholding tax in Brazil.

      Taxation of Gains. Gains realized outside of Brazil by a Non-Brazilian Holder on the disposition of preferred or common ADSs to another Non-Brazilian Holder are not subject to Brazilian tax.

      The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev's preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Foreign Investment Regulations. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Foreign Investment Regulations and with CVM and other conditions are fulfilled); however, such system is not applicable if the Non-Brazilian Holder is located in a jurisdiction which does not impose income tax or which has an income tax lower than 20%[3]. Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

      Non-Brazilian Holders are not subject to tax in Brazil on gains realized on sales of preferred or common shares that occur abroad. As a general rule, Non-Brazilian Holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred or common shares that occur in Brazil to or with a resident of Brazil, outside a Brazilian stock exchange. Non-Brazilian Holders are generally subject to withholding tax at a rate of 20% (transactions occurred after January 1, 2002) on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under the Foreign Investment Regulations by Non-Brazilian Holders which register with the CVM, in which case such gains are exempt. If the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20%, it will be subject to the same general taxation rules applicable to Brazilian residents. The "gain realized" as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. The "gain realized" as a result of a transaction with shares which are registered under a certificate of registration of investment (other than Foreign Investment Regulations) will be calculated based on the foreign currency amount registered with the Central Bank. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Foreign Investment Regulations will continue in the future or that

----------------

(3) The countries currently included in this concept, according to Normative Instruction 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British
     Virgin Islands, Campione D'Italia, Cayman Islands, Channel Islands
     (Jersey, Guernsey, Alderney and Sark, Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauricio, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, US Virgin Emirates, US Virgin Islands, Vanuatu and Western Samoa.

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

OTHER RELEVANT BRAZILIAN TAXES

      There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

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

      Registered Capital. The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations and obtains registration with the CVM, or by The Bank of New York, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred shares purchased in the form of a preferred ADS or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York in exchange for a preferred or common ADS, will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

      A Non-Brazilian Holder of preferred or common shares may experience delays in effecting such action which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

BRAZILIAN TAXATION ON THE NOTES

      This summary is limited to noteholders that are non-residents in Brazil and is based on the tax regulations presently in force, thus not contemplating any possible changes in Brazilian tax legislation in the future.

      Interest on the notes (including any additional amount) paid, credited, delivered, used or remitted to non-residents is subject to a 15% withholding income tax or a lower rate if so provided for in the applicable tax treaty to avoid double taxation signed between Brazil and the country where the recipient of the note is domiciled. The rate is increased to 25% in case both of the following situations occur: (i) the beneficiary of the payment is domiciled in a tax haven jurisdiction, defined by Brazilian tax laws as a country that does not impose a tax on income or imposes such a tax at 20% or less, and (ii) if any portion of principal under any such debt obligation is repaid in a way that the average life of the debt obligation becomes less than 96 months from the disbursement date. In this case payments made by the obligor to those beneficiaries in respect of interest and other additional amounts will be retroactively subject to a withholding tax of 25% plus an interest penalty for late payment, calculated from the disbursement date onwards.

      Brazilian tax law expressly authorizes that the payment of this withholding income tax be borne by the Brazilian paying entity so allowing the payment of the remuneration free of any tax. Under the terms of the Indenture among CBB, as Issuer, the Bank of New York, as Trustee, and Deutsche Bank Luxembourg S.A., as Paying Agent, related to the notes, all payments of or in respect of principal and interest on the notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, penalties, fines, duties, assessments or other governmental charges of whatsoever nature.

      Earnings or capital gains resulting from the sale, exchange, retirement or other kind of disposition of the notes by a non-resident in Brazil to another person non-resident in Brazil is not subject to any Brazilian tax. A disposition of these notes by a non-resident to a Brazilian resident, in principle is not subject to taxation, but the issue is disputable.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes the material U.S. Federal income tax consequences of holding notes, preferred shares, preferred ADSs, common shares or common ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

      This summary does not purport to address all U.S. Federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold notes, preferred shares, preferred ADSs, common shares or common ADSs as "capital assets" (generally, property held for investment) under the Code, and, in the case of the notes, only holders who purchased their notes in the initial offering at the issue price. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

      o     insurance companies;

      o     tax-exempt organizations;

      o     dealers in securities or currencies;

      o traders in securities that elect to use a mark to market method of accounting for their securities holdings;

      o     banks, mutual funds or other financial institutions;

      o holders whose functional currency for tax purposes is not the United States dollar;

      o     United States expatriates;

      o     an S corporation or small business investment company;

      o     real estate investment trusts;

      o     investors in a pass-through entity;

      o holders of notes, preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

      o holders who own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

      o holders who acquired their notes, preferred shares, preferred ADS's, common shares or common ADS's as compensation.

      This summary assumes that the notes represent indebtedness of U.S.$500.0 million and that we are not a passive foreign investment company (PFIC) for U.S. Federal income tax purposes. Please see the discussion under "-Taxation of U.S. Holders-Passive Foreign Investment Company Rules" below.

      Further, this summary does not address the alternative minimum tax consequences of holding notes, preferred shares, preferred ADSs, common shares or common ADSs or the indirect consequences to holders of equity interests in entities that own our preferred shares, preferred ADSs, common shares or common ADSs. In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding our notes, preferred shares, preferred ADSs, common shares or common ADSs.

      You should consult your own tax advisor regarding the U.S. Federal, state, local and foreign and other tax consequences of acquiring, owning and disposing of notes, preferred shares, preferred ADSs, common shares or common ADSs in your particular circumstances.

      We also urge to all holders to consult their tax advisors regarding the consequences, if any, of the recently enacted Job and Growth Tax Relief Reconciliation Act of 2003 in light of your particular circumstances.

TAXATION OF U.S. HOLDERS

      For purposes of this summary, you are a "U.S. Holder" if you are a beneficial owner of a note, preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. Federal income tax purposes:

      o     a citizen or resident of the United States;

      o a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

      o an estate the income of which is subject to U.S. Federal income tax regardless of its source;

      o a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust; or

      o a person otherwise subject to U.S. Federal income taxation on its worldwide income.

      If a partnership holds notes, preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding notes, preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor.

      A "Non-U.S. Holder" is a beneficial owner of a note, preferred shares, preferred ADSs, common shares or common ADSs who or which is not a U.S. Holder.

      For U.S. Federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS.

      NOTES

      Interest and Additional Amounts

      Interest on the notes (including additional amounts) will generally be includible in a U.S. Holder's gross income at the time the interest is accrued or received, in accordance with the U.S. Holder's regular method (cash or accrual) of tax accounting. To the extent that amounts are withheld and additional amounts are paid on the notes, a U.S. Holder will be required to report income in an amount greater than the cash received on the payments.

      Sale, Exchange, Retirement or Other Disposition

      Unless a nonrecognition provision applies, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (less any accrued interest not yet taken into income which will be taxable as ordinary interest income) and the U.S. Holder's tax basis in such note. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of sale, exchange, retirement or other disposition. A U.S. Holder's ability to offset capital losses against ordinary income is limited.

      Foreign Tax Credit

      Interest on the notes (including any additional amounts) will be treated as foreign source income for U.S. Federal income tax purposes, which may be relevant to a U.S. Holder in calculating such U.S. Holder's foreign tax credit limitation. A U.S. Holder may be eligible, subject to a number of complex limitations, for a foreign tax credit or deduction against such U.S. Holders U.S. Federal tax income liability for taxes withheld on the notes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes (including any additional amounts) will be treated as "high withholding tax interest" and, if interest on the notes (including any additional amounts) were to become subject to a withholding tax at a rate of less than five percent (5%), then such interest would generally constitute "passive income". We urge all holders to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

      Any gain or loss realized on the sale, exchange, retirement or other disposition of a note generally will be treated as U.S. source for purposes of computing the U.S. foreign tax credit limitation.

PREFERRED SHARES, PREFERRED ADSS, COMMON SHARES, COMMON ADSS

      DISTRIBUTIONS ON PREFERRED SHARES, PREFERRED ADSS, COMMON SHARES OR COMMON ADSS.

      Subject to the discussion below concerning PFICs, the gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes) with respect to preferred shares, preferred ADSs, common shares or common ADSs (including distributions of interest on shareholders' equity) generally will be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing (on a dollar-for-dollar basis) such U.S. Holder's tax basis in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares, preferred ADSs, common shares or common ADSs, as applicable, for more than one year.

      Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2009, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is "readily tradable on an established securities market in the United States". Although it is not clear what constitutes "readily tradable" for this purpose, based on the legislative history to the Jobs and Growth Tax Relief Reconciliation Act of 2003, the Company believes that each of the preferred ADSs and common ADSs will be treated as traded on an established securities market in the U.S. because they are listed and traded on the New York Stock Exchange. However, because the preferred shares and common shares are listed and traded only on a non-U.S. stock exchange, it is not clear whether they should be treated as traded on an established securities market in the U.S.

      A U.S. Holder will be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will be treated as foreign source income and generally will constitute "passive income" for U.S. foreign tax credit limitation purposes. We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      Dividends paid by us generally will not be eligible for the dividends received deduction generally available to certain U.S. corporate shareholders.

      The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares or common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

      Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as "common stock" within the meaning of Section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of
Section 305 of the Code, distributions to U.S. Holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. Federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of Section 305 of the Code, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holders' gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

      SALE, EXCHANGE OR OTHER DISPOSITION OF PREFERRED SHARES, PREFERRED ADSS, COMMON SHARES OR COMMON ADSS.

      A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder's tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other disposition of a common share, common ADS, preferred share or preferred ADS, as applicable, generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see "-Brazilian Tax Considerations-Taxation of Gains")), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.

      PASSIVE FOREIGN INVESTMENT COMPANY RULES.

      Based upon the nature of its current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares a, PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder's preferred shares or common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

      If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any "excess distribution" by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the common shares, common ADSs, preferred shares or preferred ADSs exceed 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

      A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to- market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute "marketable stock" as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. A U.S. Holder's basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A market-to-market election is generally irrevocable. We do not currently plan to provide holders with information sufficient to permit any holder to make an election to treat the Company as a "qualified electing fund".

      DEPOSITS, WITHDRAWALS AND PRE-RELEASE

      Deposits or withdrawals of preferred shares or common shares in exchange for preferred ADSs or common ADSs, as applicable, will not result in the realization of any gain or loss for U.S. Federal income tax purposes. The U.S. Treasury Department, however, has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are not consistent with the claiming of foreign tax credits by the holders of the applicable ADSs. Accordingly, the analysis of the credibility of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.

TAXATION OF NON-U.S. HOLDERS

      NOTES

      Payments of principal or interest are currently exempt from U.S. Federal income tax, including withholding tax, if paid to a Non-U.S. Holder.

      A Non-U.S. Holder will not be subject to U.S. Federal income tax on any gain realized on the redemption, sale, exchange or other dispositions of a note, provided that such gain is not effectively connected with the Non-U.S. Holder's conduct of a United States trade or business and, in the case of an individual, such holder is not present in the United States for a total of 183 days or more during the taxable year in which such gain is realized and certain other conditions are satisfied.

      PREFERRED SHARES, PREFERRED ADSS, COMMON SHARES OR COMMON ADSS.

      Non-U.S. Holders generally will not be subject to U.S. Federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States).

      Non-U.S. Holders generally will not be subject to U.S. Federal income tax on any gain realized upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs unless:

      o such gain is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States); or

      o such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

      In addition, any effectively connected dividends or gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

BACKUP WITHHOLDING AND INFORMATION REPORTING

      In general, payments of principal and interest on the notes, dividends paid on, or proceeds from the sale, exchange, retirement or other dispositions of the notes, dividends on preferred shares, preferred ADSs, common shares or common ADSs and payments of the proceeds of a sale, exchange, retirement or other disposition of notes, preferred shares, preferred ADSs, common shares or common ADSs, may be subject to information reporting to the United States Internal Revenue Service ("IRS") and, possibly, United States backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification on IRS Form W-9. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding . However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder's U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

      THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF NOTES, PREFERRED SHARES, PREFERRED ADSs, COMMON SHARES OR COMMON ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.



                             DOCUMENTS ON DISPLAY

      AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the
SEC:

      o     annual reports;

      o certain other reports that it makes public under Brazilian law, files with the Brazilian stock exchanges or distributes to shareholders; and

      o     other information.

      You may read and copy any reports or other information that AmBev files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission's web site on the Internet at www.sec.gov. In addition, material filed by AmBev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      As a foreign private issuer, AmBev is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act.

      You may obtain documents from AmBev by requesting them in writing, at the following addresses or by telephone:

      Companhia de Bebidas das AMERICAS-AmBev
      Attention:           Investor Relations Department
      Telephone numbers:   (55-11) 2122-1415
                           (55-11) 2122-1414
      Fax:                 (55-11) 2122-1526
      Email:               ir@ambev.com.br

      You may obtain additional information about AmBev on its web site at www.ambev.com.br. The information contained therein is not part of this annual report.

Quantitative and Qualitative Disclosures About Market Risk


           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

MARKET RISK

      We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rate and prices. We enter into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in commodity prices (particularly that of aluminum), in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

      These instruments do not qualify for deferral, hedge, accrual or settlement accounting and are marked-to-market value, with the resulting gains and losses reflected in the statement of operations within financial income and expenses, respectively. See note 2 (v) to AmBev's consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

      We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our trading securities consist mainly of fixed-term obligations and government securities.

COMMODITY RISK

      We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guarana, other fruits and sweeteners for our soft drinks. See "Information on the Company-AmBev Business Overview-Raw Materials". We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guarana and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

      We produce approximately 18% of the guarana we use and approximately
70% of our malt. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum will be largely influenced by international market prices. See "Information on the Company-AmBev Business Overview-Raw Materials".

      All of the hops we purchase in the international markets outside of South America we pay for in U.S. dollars. In addition, although we purchase aluminum cans in Brazil, the price we pay is directly influenced by the fluctuation of international commodity prices.

      As of December 31, 2002, our derivative activities consisted of aluminum swaps. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2002. The contract terms of these instruments have been categorized by expected maturity dates.

                                                              PRINCIPAL MATURITY PERIODS(1)
                             -----------------------------------------------------------------------------------------
                             2002      2003       2004       2005       2006       THEREAFTER       TOTAL(2)  FAIR
                                                                                                              VALUE(2)
                             -------  -------   --------   ---------  ---------   -------------   ----------- --------
                                                          (R$ million, except price per ton)
DERIVATIVES INSTRUMENTS
ALUMINUM SWAPS
 Notional Amount.........             141.0                                                           141.0    3.9
 Average Price (R$/ton)..           4,725.4

(1) Negative notional amounts represent an excess of liabilities over assets on any given moment. In our 2001 annual report, we presented assets and liabilities separately.

(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet and is therefore directly comparable with the fair value of the instrument, included within the fair value column. For derivative instruments, total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the financial statements at fair value and is therefore represented under the fair value column.

FOREIGN EXCHANGE RISK

      We are exposed to fluctuations in foreign exchange rate movements because substantially all of our revenues are in reais, while a significant portion of our debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar and the Japanese Yen. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated and Yen-denominated or indexed debt. From January 1, 1999 until December 31, 2002, the Brazilian real depreciated by 186.7% against the U.S. dollar, and, as of December 31, 2002, the commercial market rate for purchasing U.S. dollars was R$3.5333 per U.S.$1.00. The Brazilian real depreciated against the U.S. dollar by 34.3% in 2002, including a depreciation of 19.5% during the last six months of 2002.

      As of December 31, 2002, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2002. The contract terms of these instruments have been categorized by expected maturity dates.

                                                              PRINCIPAL MATURITY PERIODS(1)
                             -----------------------------------------------------------------------------------------
                             2002      2003       2004       2005       2006       THEREAFTER       TOTAL(2)  FAIR
                                                                                                              VALUE(2)
                             -------  -------   --------   ---------  ---------   -------------   ----------- --------
                                                          (R$ million, except price per ton)
DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
 Notional Amount..........             (7.1)    (1,151.9)                                          (1,158.9)  (1,158.9)
 Average Pay Rate.........              2.37%        2.37%
U.S. DOLLAR DEBT DENOMINATED
(FIXED RATE)
 Notional Amount..........            (67.7)      (105.1)    (23.6)     (23.6)      (1,812.9)      (2,032.8)  (2,032.8)
 Average Pay Rate.........             11.94%       11.94%    11.94%     11.94%         11.94%
INTERNATIONAL DEBT
U.S. Dollar Debt Denominated
(Float Rate)                         (256.4)        (7.1)    (44.4)                                  (308.0)    (308.0)
 LIBOR....................              2.75%        2.75%     2.50%



                                                              PRINCIPAL MATURITY PERIODS(1)
                             -----------------------------------------------------------------------------------------
                             2002      2003       2004       2005       2006       THEREAFTER       TOTAL(2)  FAIR
                                                                                                              VALUE(2)
                             -------  -------   --------   ---------  ---------   -------------   ----------- --------
                                                          (R$ million, except price per ton)
CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
 Notional Amount..........  1,243.4                                                                 1,243.4    1,243.4
 Average Interest Rate          1.38%
U.S. TRADING SECURITIES
DENOMINATED IN U.S. DOLLAR
 Notional Amount...........   909.5                                                                   909.5      909.5
 Average Interest Rate.....     1.38%

BRAZILIAN TRADING SECURITIES
DENOMINATED IN U.S. DOLLAR
 Notional Amount...........   227.7                                                                   227.7      227.7
 Average Interest Rate         21.80%

DERIVATIVES INSTRUMENTS
BM&F DDI AND DOLLAR FUTURE
 Notional Amount..........            (806.3)     874.1                 173.1        558.3            799.2        9.9
 Average Interest Rate                  14.59%     21.89%                22.37%       22.50%
U.S.$ X BRL CROSS CURRENCY
INTEREST RATE SWAP
 Notional Amount..........           1,445.5    2,592.0                              985.1          5,022.6      188.3
 Average Interest Rate....              20.32%     21.35%                             21.66%
YEN X U.S.$ CROSS CURRENCY
INTEREST RATE SWAP
 Notional Amount..........                      1,120.8                                             1,120.8       20.1
 Average Interest Rate
INTEREST RATE SWAP LIBOR
3M X FIXED
 Notional Amount..........                      1,113.0                                             1,113.0       (5.3)
 Average Interest Rate                                                 4.67%
INTEREST RATE SWAP LIBOR
1M X FIXED
 Notional Amount..........             106.0                                                          106.0        0
 Average Interest Rate
INTEREST RATE SWAP LIBOR
6M X FIXED
 Notional Amount..........               8.8                                                            8.8        0
 Average Interest Rate

-----------------------

(1) Negative notional amounts represent an excess of liabilities over assets on any given moment. In our 2001 annual report, we presented assets and liabilities separately.

(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet and is therefore directly comparable with the fair value of the instrument, included within the fair value column. For derivative instruments, total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the financial statements at fair value and is therefore represented under the fair value column.

      Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2002 included debt of R$3,498.6 million. Our net foreign currency exposure (foreign currency debt less our foreign currency and interest rate swap contracts in our foreign currency-denominated debt) was R$26.8 million at December 31, 2002 compared to nil in 2001.

      INTEREST RATE RISK

      We use interest rate swap agreements to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. We are exposed to interest rate volatility with respect to our cash and cash equivalents, trading securities and fixed and floating rate debt. Our dollar-denominated cash equivalents generally bear interest at a floating rate.

      We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of variable rate debt, currency future and forward swaps agreements, cash and cash equivalents and trading securities. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

      At December 31, 2002 R$3,390.0 million of our debt bore interest at fixed rates. The remainder of our debt, R$1,096.0 million at December 31, 2002, bore interest at floating rates. See "Operating and Financial Review-Liquidity and Capital Resources-Debt-Long-Term Debt".

      The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002. The contract terms of these instruments have been categorized by expected maturity dates.

                      INSTRUMENTS WITH INTEREST RATE RISK

                                                              PRINCIPAL MATURITY PERIODS(1)
                             -----------------------------------------------------------------------------------------
                             2002      2003       2004       2005       2006       THEREAFTER       TOTAL(2)  FAIR
                                                                                                              VALUE(2)
                             -------  -------   --------   ---------  ---------   -------------   ----------- --------
                                                          (R$ million, except price per ton)
DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
 Notional Amount..........             (7.1)    (1,151.9)                                          (1,158.9) (1,158.9)
 Average Pay Rate.........              2.37%        2.37%
U.S. DOLLAR DEBT DENOMINATED
(FIXED RATE)
 Notional Amount..........            (67.7)      (105.1)   (23.6)      (23.6)      (1,812.9)      (2,032.8) (2,032.8)
 Average Pay Rate.........             11.94%       11.94%   11.94%      11.94%         11.94%
INTERNATIONAL DEBT
U.S. Dollar Debt Denominated
(Floating Rate)                      (256.4)        (7.1)   (44.4)                                   (308.0)   (308.0)
 LIBOR....................              2.75%        2.75%    2.50%
REAIS DEBT DENOMINATED
(FLOAT RATE-TJLP)
 Notional Amount..........           (237.7)      (198.9)   (98.1)      (47.1)         (64.3)        (646.0)   (646.0)
 TJLP + Average Pay Rate..              2.92%        2.92%    2.92%       2.92%          2.92%
REAIS DEBT-ICMS (FIXED RATE)
 Notional Amount..........            (31.4)        (5.2)   (73.1)     (101.4)        (130.8)        (342.0)   (342.0)
 Average Pay Rate.........              1.82%        1.82%    1.82%       1.82%          1.82%

CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
 Notional Amount..........   1,243.4                                                                1,243.4   1,243.4
 Average Interest Rate....       1.38%
U.S. TRADING SECURITIES
DENOMINATED IN U.S. DOLLAR
 Notional Amount..........     909.5                                                                  909.5     909.5


                                                              PRINCIPAL MATURITY PERIODS(1)
                             -----------------------------------------------------------------------------------------
                             2002      2003       2004       2005       2006       THEREAFTER       TOTAL(2)  FAIR
                                                                                                              VALUE(2)
                             -------  -------   --------   ---------  ---------   -------------   ----------- --------
                                                          (R$ million, except price per ton)
 Average Interest Rate....       1.38%
BRAZILIAN TRADING SECURITIES
DENOMINATED IN U.S. DOLLAR
 Notional Amount..........     227.7                                                                  227.7     227.7
 Average Interest Rate....      21.80%
BRAZILIAN TRADING SECURITIES
DENOMINATED IN REAIS
 Notional Amount..........     699.6                                                                  699.6     699.6
 Average Interest Rate....      24.82%

DERIVATIVES INSTRUMENTS
BM&F DI FUTURE
 Notional Amount..........           (207,4)                                                         (207.4)      0
 Average interest rate....             25.19%
BM&F DDI AND DOLLAR FUTURE
 Notional Amount..........           (806.3)       874.1                173.1         558.3           799.2      9.9
 Average interest rate....             14.59%       21.89%               22.37%        22.50%
U.S.D X BRL CROSS CURRENCY
INTEREST RATE SWAP
 Notional Amount..........          1,445.5      2,592.0                               985.1        5,022.6    188.3
 Average interest rate....             20.32%       21.35%                              21.66%
YEN X U.S.D CROSS CURRENCY
INTEREST RATE SWAP
 Notional Amount..........                       1,120.8                                            1,120.8     20.1
 Average interest rate....


INTEREST RATE SWAP LIBOR
3M X FIXED
 Notional Amount..........                       1,113.0                                            1,113.0     (5.3)
 Average interest rate....                           4.67%
INTEREST RATE SWAP LIBOR
1M X FIXED
 Notional Amount..........            106.0                                                           106.0      0
 Average interest rate....
INTEREST RATE SWAP LIBOR
6M X FIXED
 Notional Amount..........              8.8                                                             8.8      0
 Average interest rate....


(1) Negative notional amounts represent an excess of liabilities over assets on any given moment. In the 2001 Form 20-F, we presented assets and liabilities separately.

(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet, and is therefore directly comparable with the fair value of the instrument included within the fair value column. For derivative instruments, the total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the financial statements at Fair Value, and is therefore represented under the Fair Value column.

      Most of the floating rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

                                                  2002   2001   2000   1999
                                                 -----  -----  -----  -----
1st Quarter....................................  10.00   9.25  12.00  12.84
2nd Quarter....................................  10.00   9.25  11.00  13.48
3rd Quarter....................................  11.00   9.50  10.25  14.05
4th Quarter....................................  12.00  10.00   9.75  12.50

      We have not experienced, and do not expect to experience, difficulty obtaining financing or refinancing existing debt.

Description of Securities Other than Equity Securities
      Not Applicable


                                    PART II

Defaults, Dividend Arrearages and Delinquencies

            Not Applicable

Material Modifications to the Rights of Security Holders and Use of Proceeds

            Not applicable.

Disclosure Controls and Procedures and the Status of Internal Controls

      As of a date within 90 days prior to the date of this annual report (the "Evaluation Date"), the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of the Evaluation Date, such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

      Since the last evaluation by the Company's management of the Company's internal controls, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

                                   PART III

Financial Statements

            The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Financial Statements

            See pages F-1 through F- 116.

            Index to Consolidated Financial Statements

                                                            Page
                                                            ----
Report of Independent Accountants..............             F-2
Consolidated Balance Sheet.....................             F-3
Consolidated Statement of Operations...........             F-5
Statements of Changes in Shareholders' Equity..             F-7
Consolidated Statement of Changes in Financial
  Position.....................................             F-9
Consolidated Statement of Cash Flows...........             F-11
Notes of Financial Statements..................             F-13

Exhibits and Certifications

      1.1 By-laws of Companhia de Bebidas das AMERICAS-AmBev (English-language translation).

      1.2 By-laws of Companhia Brasileira de Bebidas (CBB) (English-language translation) (incorporated by reference to Exhibit 3.2 to Form F-4 filed by AmBev on August 29, 2002).

      2.1 Form of Common ADS Deposit Agreement among AmBev, The Bank of New York, as depositary, and the holders from time to time of Common ADSs (incorporated by reference to Exhibit A to Form F-6 filed by AmBev on October 20, 2000).

      2.2 Form of Preferred ADS Deposit Agreement among AmBev, The Bank of New York, as depositary, and the holders from time to time of Preferred ADSs (incorporated by reference to Exhibit A to Form F-6 filed by AmBev on October 20, 2000).

      2.3   Form of American Depositary Receipt for Common ADSs (included in
            Exhibit 2.1).

      2.4   Form of American Depositary Receipt for Preferred ADSs (included in
            Exhibit 2.2).

      2.5   Form of Exchange Agent Agreement (incorporated by reference to
            Exhibit 1.1 to Form F-4 filed by AmBev on August 29, 2002).

      2.6 Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by AmBev on August 29, 2002).

      2.7   Form of Note (contained in Exhibit 2.6).

      2.8 Guaranty dated December 19, 2001 between AmBev and The Bank of New York (incorporated by reference to Exhibit 4.3 to Form F-4 filed by AmBev on August 29, 2002).

      2.9 Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 4.5 to Form F-4 filed by AmBev on August 29, 2002).

      2.10 Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 among Steadfast Insurance Company, The Bank of New York, AmBev and CBB (incorporated by reference to Exhibit 4.6 to Form F-4 filed by AmBev on August 29, 2002).

      3.1 Shareholders' Agreement of Companhia de Bebidas das AMERICAS-AmBev dated as of July 1, 1999 among FAHZ, Braco, Ecap, AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit A to Amendment No. 1 to
            Schedule 13D relating to AmBev, filed by FAHZ, Braco and Ecap on October 27, 2000).

      3.2   Shareholders' Voting Rights Agreement of S-Braco
            Participacoes S.A. dated as of August 30, 2002 among Santa
            Judith, Santa Irene, Santa Estela. and Santa Prudencia Participacoes S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, Ecap and AmBev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed by FAHZ, Braco and Ecap on November 29,
            2002).

      3.3 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, Ecap, FAHZ and AmBev (incorporated by reference to
            Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      3.4 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, Ecap, FAHZ and AmBev (incorporated by reference to Exhibit
            2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.1 Performance Agreement between AmBev and the Conselho Administrativo de Defesa Economica (CADE), dated April 19, 2000 (incorporated by reference to Exhibit 10.8 to the Form F-4 filed by AmBev on August 29, 2000).

      4.2 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed by AmBev on May 13, 2002)

      4.3 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed by AmBev on May 13, 2002).

      4.4 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit
            2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.5 Letter Agreement dated January 13, 2003, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4,
            2003).

      4.6 Quinsa Shareholders' Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.7 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.8 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.9 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit 2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

      4.10 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa dated January 13, 2003 (English-language translation)

            (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to
            Schedule 13D relating to Quinsa, filed by AmBev on February 4,
            2003).

      4.11 License Agreement dated as of January 31, 2003, between AmBev and Quinsa.

      4.12 Distribution Agreement dated as of January 31, 2003, between AmBev and Quinsa.

      8.1 List of Material Subsidiaries of Companhia de Bebidas das AMERICAS-AmBev.

      12.1 Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.2 Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      12.3 Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.4 Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das AMERICAS-AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By:  /s/ Magim Rodriguez Junior
                                         --------------------------------
                                         Name:  Magim Rodriguez Junior
                                         Title:  Chief Executive Officer

                                    By: /s/ Luis Felipe Pedreira Dutra Leite
                                        ---------------------------------
                                        Name:  Luis Felipe Pedreira Dutra Leite
                                        Title:  Chief Financial Officer
Date:  June 27, 2003.