Form 20-F/A
period 2002-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2003-07-15
CIK 1113172

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 2002
                         Commission file number: 1-15194
                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact name of Registrant as specified in its charter)

   American Beverage Company-AmBev            Federative Republic of Brazil
  (Translation of Registrant's name         (Jurisdiction of incorporation or
            into English)                             organization)

                          -----------------------------
                  Rua Dr Renato Paes de Barros 1017, 4o. andar
                         04530-001 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

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

-------------------
* Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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


                                                                      AMBEV'S
BALANCE SHEET                                 QUINSA                   SHARE
                                               GROSS                  MARCH 31,
                                          MARCH 31, 2003(1)           2003(2)
                                         ------------------          -------------
                                                        (R$ in millions)

Current assets                                974.4                   394.4
Long term assets                              218.8                    88.6
Property, plant and equipment               2,810.7                 1,137.6

Short term borrowings                       1,076.8                   435.8
Other short term liabilities                  319.0                   129.2

Long term borrowings                          171.5                    69.4
Other long term liabilities                   251.7                   101.9

Minority Interest                             417.8                   169.1
SHAREHOLDERS' EQUITY                        1,767.1                   715.2

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

Exhibits and Certifications

      1.1   By-laws of Companhia de Bebidas das AMERICAS-AmBev
            (English-language translation) (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30, 2003).

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

      4.10 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa dated January 13, 2003 (English-language translation).

            (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to
            Schedule 13D relating to Quinsa, filed by AmBev on February 4,
            2003).

      4.11 License Agreement dated as of January 31, 2003, between AmBev and Quinsa (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30, 2003).

      4.12 Distribution Agreement dated as of January 31, 2003, between AmBev and Quinsa (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30,
            2003).

      8.1 List of Material Subsidiaries of Companhia de Bebidas das AMERICAS-AmBev (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30, 2003).

      12.1 Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.2 Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      12.3 Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.4 Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das AMERICAS-AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By:  /s/ Magim Rodriguez Junior
                                         --------------------------------
                                         Name:  Magim Rodriguez Junior
                                         Title:  Chief Executive Officer

                                    By: /s/ Luis Felipe Pedreira Dutra Leite
                                        ---------------------------------
                                        Name:  Luis Felipe Pedreira Dutra Leite
                                        Title:  Chief Financial Officer
Date:  July 15, 2003.