Form 20-F/A
period 2002-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2004-06-30
CIK 1113172

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 2

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

                         STATEMENT OF OPERATIONS DATA

                                                                                   AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                                                   ----------------------------------------

                                                                             2002(1)   2001(1)     2000(1)   1999(1)   1998(1)
                                                                             -------   -------     -------   -------   -------
                                                                              (R$ in millions, except for per share amounts,
                                                                                number of shares and other operating data)
BRAZILIAN GAAP

Statement of Operations Data:                                                         SUCCESSOR              |  PREDECESSOR
                                                                                      ---------              |  -----------
                                                                                                             |
Gross sales, before taxes, discounts and returns                           14,279.9    13,131.0    11,282.5  |   6,846.5   7,005.1
Net sales............                                                       7,325.3     6,525.6     5,250.4  |   3,248.3   3,155.7
Cost of sales........                                                      (3,341.7)   (3,366.2)   (2,843.7) |  (1,905.1) (1,799.7)
                                                                         ----------- ----------- ----------- | ---------- ---------
Gross profit.........                                                       3,983.6     3,159.4     2,406.7  |   1,343.2   1,356.0
                                                                                                             |
Selling and marketing                                                        (687.2)     (707.8)     (578.6) |    (350.7)   (488.4)
expenses.............                                                                                        |
Direct distribution expenses                                                 (537.4)     (467.8)     (337.0) |    (225.5)   (207.2)
General and administrative expenses(2)                                       (373.5)     (351.5)     (373.0) |    (206.9)   (239.6)
Depreciation  and amortization of deferred charges                           (334.6)     (256.5)     (202.3) |     (95.4)    (84.9)
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                            2,050.9     1,375.8       915.8  |     464.7     335.9
Provision for contingencies                                                  (123.7)      (33.9)     (269.2) |     (51.2)    117.7
Other operating income, net(4)                                                199.4       152.2         9.1  |      66.3       8.3
Financial income.....                                                       2,530.2       358.4       374.0  |     675.1     213.0
Financial expenses...                                                      (3,277.3)     (861.5)     (698.0) |    (804.4)   (346.4)
                                                                         ----------- ----------- ----------- | ---------- ---------
OPERATING INCOME (3) (4)                                                    1,379.5       991.0       331.7  |     350.5     328.5
Non-operating income (expense), net(4)                                        (72.1)        2.3        52.7  |     (19.9)     27.1
Income tax benefits (expense)                                                 280.6       (51.9)      405.4  |      17.6     (34.4)
Income before equity in affiliates, profit sharing and minority interest    1,588.0       941.4       789.8  |     348.1     312.2
Profit sharing and contributions                                             (125.0)     (157.1)      (53.7) |     (39.9)     (3.2)
Minority interest....                                                          47.3         0.3      (265.9) |      14.0      11.1
                                                                         ----------- ----------- ----------- | ---------- ---------
NET INCOME...........                                                       1,510.3       784.6       470.2  |     322.3     329.1
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                         ----------- ----------- ----------- | ---------- ---------
                                                                                                             |
Net income per 1,000 shares (excluding treasury shares) at year end(5)        39.49       20.31       12.19  |     46.66     47.85
Net income per ADS(6) at                                                       0.39        2.03        1.22  |      4.67      4.78
year end.............                                                                                        |
Dividends and interest attributable to shareholder's equity per 1,000 shares                                 |
  (excluding treasury shares)(5)(7) (8) (9)                                                                  |
   Common shares.....                                                         12.40        7.17        8.00  |     20.65     16.80
   Preferred shares..                                                         13.64        7.89        8.37  |     22.70     18.45
Number of shares outstanding at year end, excluding treasury shares (in                                      |
  thousands) (8)                                                                                             |
   Common shares.....                                                    15,694,772  15,801,482   15,946,84  | 2,628,451 2,635,679
   Preferred shares..                                                    22,551,143  22,819,443  22,616,017  | 4,279,160 4,242,075

                                                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,

                                                                              2002(1)   2001(1)   2000(1)   1999(1)   1998(1)
                                                                              -------   -------   -------   -------   -------
                                                                                 (R$ in millions, except for per share amounts,
                                                                                   number of shares and other operating data)
U.S. GAAP

Statement of Operations Data:                                                    SUCCESSOR                 |        PREDECESSOR
                                                                                 ---------                 |        -----------
                                                                                                           |
Net income (loss)....                                                 1,642.2          840.1     879.2     |    (173.7)      113.3
Net income per 1,000 shares (weighted average)(5)(10)(11)                                                  |
   - Basic                                                                                                 |
      Common shares..                                                   45.05          22.84     22.91     |      4.72        3.16
      Preferred shares                                                  49.55          25.13     25.20     |      5.19        3.47
   - Diluted                                                                                               |
      Common shares..                                                   44.69          22.55     22.05     |      0.49        3.00
      Preferred shares                                                  49.16          24.80     24.26     |      5.19        3.30
Net income (loss) per ADS(6)                                                                               |
   - Basic                                                                                                 |
      Common shares..                                                    4.50           2.28      2.29     |      0.49        0.32
      Preferred shares                                                   4.95           2.51      2.52     |      0.54        0.35
   - Diluted                                                                                               |
      Common shares..                                                    4.47           2.25      2.21     |      0.47        0.30
      Preferred shares                                                   4.92           2.48      2.43     |      0.52        0.33
Dividends and interest attributable to shareholders                                                        |
equity per 1,000 shares (weighted average)(5)(7)(9)                                                        |
   - Basic                                                                                                 |
      Common shares..                                                   13.78           9.15      7.60     |       5.06       3.38
      Preferred shares                                                  15.18          10.07      8.37     |       5.56       3.72
   - Diluted                                                                                               |
      Common shares..                                                   13.66           9.03      7.32     |       4.84       3.21
      Preferred shares                                                  15.03           9.94      8.05     |       5.32       3.53
Weighted average number of shares (thousands)(5)(10)(11)(12)                                               |
   - Basic                                                                                                 |
      Common shares..                                                 12,061,783    12,061,783  14,265,323 | 11,949,367  11,983,100
      Preferred shares                                                22,173,257    22,291,120  21,919,724 | 21,173,565  21,733,635
   - Diluted                                                                                               |
      Common shares..                                                 12,061,783    12,258,788  14,475,271 | 12,206,392  12,433,243
      Preferred shares                                                22,441,742    22,726,632  23,090,525 | 22,384,145  23,058,784

                              BALANCE SHEET DATA

                                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                      --------------------------------------------------------------
                                                         2002(1)        2001(1)       2000(1)    1999(1)     1998(1)
                                                      -----------     ----------    ----------  ---------   --------
                                                               (R$ in millions, except for per share amounts,
                                                                  number of shares and other operating data)
BRAZILIAN GAAP
                                                                       SUCCESSOR               |        PREDECESSOR
                                                      --------------------------------------   |  -----------------------
Balance Sheet Data:                                                                            |
Cash, cash equivalents and short term investments.....   3,290.0        2,598.6      1,028.3   |     1,697.4     1,081.0
Total current assets..................................   5,593.6        4,272.7      2,687.6   |     2,723.1     1,959.2
Investments...........................................     637.3          662.6        659.6   |        61.2        38.4
Property, plant and equipment, net....................   3,289.1        3,277.7      3,204.3   |     1,898.6     2,116.0
Goodwill and intangible assets, net...................     626.9          617.6        614.8   |        24.0        26.8
Deferred income tax-non-current.......................   1,558.3        1,160.3        996.1   |       240.8       134.2
Total assets..........................................  12,381.4       11,064.6      8,639.7   |     5,425.9     4,669.3
Short-term debt(13)...................................     607.4        1,720.0      1,265.3   |     1,042.9       898.8
Total current liabilities.............................   2,833.6        3,447.8      2,699.6   |     1,889.1     1,573.1
Long-term debt(14)....................................   3,879.3        2,849.4        927.6   |       938.7       981.2
Accrued liability for legal proceedings...............   1,014.9          815.5        878.0   |       288.6       255.2
Sales tax deferrals and other tax credits(15).........     803.0          746.8        650.6   |       569.6       436.0
Post-retirement benefits(16)..........................      53.4           55.6                |
Prepaid pension benefit cost(16)......................      21.6           20.8                |
Total long-term liabilities...........................   5,339.0        4,164.4      2,350.6   |     1,872.7     1,617.3
Minority interest.....................................      79.2           88.9        512.5   |        57.7        50.5
Shareholders' equity..................................   4,129.6        3,363.5      3,077.0   |     1,606.4     1,428.4
                                                                                               |
U.S. GAAP                                                                                      |
                                                                                               |
Total assets..........................................  11,584.6       10,231.7      7,743.0   |     3,109.7     4,727.8
Shareholders' equity..................................   3,960.6        2,839.9      2,378.2   |     1,628.7     1,417.9

                                  OTHER DATA

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------------------
                                                  2002(1)        2001(1)         2000(1)        1999(1)           1998(1)
                                               -----------     ----------      ----------      ---------         --------
                                                        (R$ in millions, except for per share amounts,
                                                           number of shares and other operating data)
BRAZILIAN GAAP
                                                                SUCCESSOR                    |            PREDECESSOR
                                               -------------------------------------------   |     --------------------------
                                                                                             |
Other Financial Information:                                                                 |
                                                                                             |
Net working capital(17)                          2,760.0         1,272.9          (12.0)     |         834.0          386.1
Cash dividends paid(7)                             335.6           313.4           221.1     |         178.2          121.2
Depreciation and amortization of                                                             |
deferred charges (18)                              659.5           613.9           589.2     |         438.1          330.8
Capital expenditures(19)                           522.3           446.8           295.0     |         312.4          411.2
Operating cash flows-generated(20)               3,595.0         1,006.6         1,415.0     |       1,103.0
Investing cash                                  (1,603.1)       (1,687.4)         (272.5)    |        (299.2)
flows-used(20).......                                                                        |
Financing cash flows-                           (2,912.2)         1,418.0       (2,065.7)    |        (187.4)
generated-used(20)...                                                                        |
Adjusted EBITDA(21)..                            2,710.4         1,989.8         1,505.0     |         902.7
                                                                                             |
                                                                                             |
Other Operating Data:                                                                        |
                                                                                             |
Total production capacity-               89.7 million hl 89.8 million hl 94.4 million hl     |    64.4 million hl  62.0 million hl
beer(22).............                                                                        |
Total production capacity-soft drink(22) 37.3 million hl 38.8 million hl 36.6 million hl     |    27.0 million hl  27.0 million hl
Total beer volume sold(23)               62.0 million hl 62.4 million hl 64.8 million hl     |    43.2 million hl  42.5 million hl
Total soft drink volume sold(23)         18.2 million hl 18.5 million hl 17.2 million hl     |     8.5 million hl   2.1 million hl
Number of employees(24)                           18,570          18,136          18,172     |              9,416           10,708
Productivity (%)(25).                              78.1%           75.6%                     |

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

      Our cash and cash equivalents and short-term investments at December 31, 2002, 2001 and 2000 were R$3,290.0 million, R$1,028.3 million and R$1,028.3 million, respectively. The increase in the amount of our cash and cash equivalents at the end of 2002 compared to the end of 2001 was principally due to operating cash flows. The increase in 2001 from 2000 reflects the proceeds from the Japanese Yen syndicated loan and the U.S. dollar senior loan notes issued in that year.

      We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

As described in note 2(a) of our financial statements we have restated our statement of cash flows to remove R$1,637.9 and R$1,063.7, respectively, of investments and derivative instruments, which were held in an exclusive fund, from cash equivalents to be more consistent with the profile of the assets held in that fund, and for 2002, 2001 and 2000 to reclassify, within the statement of cash flows, short-term investments from operating activities to investing activities.

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

CASH FLOWS

      OPERATING ACTIVITIES

      Our cash flows from operating activities totaled R$2,743.1 million for the year ended at December 31, 2002 and R$1,006.6 million for the year ended at December 31, 2001. Our cash generated in 2002 increased by 257.1% when compared to 2001, as a consequence, primarily, of a 92.5% net income growth in 2002, the latter being driven primarily by revenue management initiatives and the use of commodity financial instruments which mitigate our exposure to dollar-denominated costs.

      Our cash flows from operating activities decreased 28.9% to R$1,006.6 million for the year ended December 31, 2001, from R$1,243.2 million in the same period in 2000. This decrease, despite an 66.9% growth in net income, is a result of the net change in provision for contingencies of R$288.5 million and taxes recoverable of R$199.3 million in 2001 when compared to 2000.

      INVESTING ACTIVITIES

      Cash flows used in our investing activities were R$1,603.1 million for the year ended December 31, 2002 and R$1,687.4 million for the year ended December 31, 2001. The lower cash utilized in investing activities in 2002 compared to 2001 reflects the investment in Cympay, Polar, Pilcomayo and IBANN in 2001, partially offset by the higher net investment in Astra in 2002 and the receipt of proceeds of R$98.3 million from the disposal of assets principally from the Antarctica subsidiaries. In 2001, the disposal of assets generated R$42.2 million.

      Cash flows used in investing activities were R$1,687.2 million for the year ended December 31, 2001 and R$272.5 million for the same period in 2000. This higher utilization in 2001 reflects the cash investments made in the equity of Cympay, Polar, IBANN and Astra and the investment of the proceeds received from the U.S. dollar senior notes issued in 2001.

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

      12.1 Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      12.2 Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      13.1 Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      13.2 Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das AMERICAS-AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By:  /s/ Carlos Alves de Brito
                                         --------------------------------------
                                         Name:  Carlos Alves de Brito
                                         Title:  Chief Executive Officer

                                    By: /s/ Luis Felipe Pedreira Dutra Leite
                                        ---------------------------------------
                                        Name:  Luis Felipe Pedreira Dutra Leite
                                        Title:  Chief Financial Officer
Date:  June 27, 2004.