Form 20-F
period 2003-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2004-06-30
CIK 1113172

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                  For the fiscal year ended December 31, 2003
                        Commission file number: 1-15194
                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact name of Registrant as specified in its charter)


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

    $500,000,000 10 1/2% Notes due December 2011 of      Not Applicable
    Companhia Brasileira de Bebidas guaranteed by Companhia de Bebidas das Americas - AmBev

    Guaranty of the $500,000,000 10 1/2% Notes due       Not Applicable
    December 2011 by Companhia de Bebidas das
    Americas - AmBev

   The number of total outstanding shares of each of the issuer's classes of capital or common stock as of May 31, 2004 was:
                         15,631,332,792 Common Shares
                        21,732,192,808 Preferred Shares

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

                            Item 17 { } Item 18 {X}

                               TABLE OF CONTENTS

                                                                          PAGE


INTRODUCTION..................................................................i

BACKGROUND ON THE COMPANY.....................................................i

ACCOUNTING PERIODS AND PRINCIPLES............................................iv

CURRENCY TRANSLATION..........................................................v

INDUSTRY DATA................................................................vi

TRADEMARKS...................................................................vi

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION...................vi

Item 1.    Identity of Directors, Senior Management and Advisers..............1

Item 2.    Offer Statistics and Expected Timetable............................1

Item 3.    Key Information....................................................1

Item 4.    Information on the Company.........................................27

Item 5.    Operating and Financial Review and Prospects.......................71

Item 6.    Directors, Senior Management and Employees........................111

Item 7.    Major Shareholders and Related Party Transactions.................124

Item 8.    Financial Information.............................................133

Item 9.    The Offer and Listing.............................................141

Item 10.   Additional Information............................................149

Item 11.   Quantitative and Qualitative Disclosures About Market Risk........175

Item 12.   Description of Securities Other than Equity Securities............186

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................186

Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds...............................................186

Item 15.   Disclosure Controls and Procedures................................186

Item 16.   Reserved..........................................................186

Item 17.   Financial Statements..............................................186

Item 18.   Financial Statements..............................................186

Item 19.   Exhibits and Certifications.......................................187

Signatures ..................................................................192

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

     On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to Companhia Brasileira de Bebidas. This transaction had no effect on AmBev's financial statements as each of the entities was wholly-owned by AmBev. The transaction permitted AmBev to optimize the future use of tax loss carry forwards.

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

          On July 1, 1999, the FAHZ, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are indirectly the controlling shareholders of Braco Investimentos S.A., which holds all of the AmBev shares previously held by Braco S.A. and has succeeded to Braco S.A.'s rights and obligations under the AmBev shareholders' agreements. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

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

ACCOUNTING ASPECTS OF THE COMBINATION

     For information on certain accounting aspects of the combination, see "Operating and Financial Review and Prospects--Accounting Aspects of the Combination".

ACQUISITION OF INTEREST IN QUINSA

     On January 31, 2003, AmBev consummated its agreements to acquire an interest in Quilmes Industrial (Quinsa), Societe Anonyme, the largest Argentine brewer, and in Quilmes International (Bermuda) Ltd. (QIB), Quinsa's controlled subsidiary. This transaction involved an initial acquisition of 40.475% of the economic interest in Quinsa. See "Information on the Company--Acquisition of Interest in Quinsa". The purchase consideration of R$1,717.6 million consisted of a cash payment of R$1,427.9 million and the contribution of AmBev's brewery assets located in Argentina, Uruguay and Paraguay with a book value (determined under accounting practices generally accepted in Brazil) of R$289.7 million. This acquisition granted AmBev further access to the Argentine, Bolivian, Uruguayan and Paraguayan markets in which Quilmes commands a dominant share, as well as to Quinsa's operations in Chile. AmBev will also be able to distribute the Quilmes brands throughout Brazil. A put and call option agreement is in place which may result in AmBev acquiring an additional 373.5 million Class A shares of Quinsa if Beverage Associates
(BAC) Corp. exercises its put option, or thereafter if we exercise our call option, in either case in exchange for stock of AmBev. The put option granted to BAC becomes immediately exercisable in the event of a change of control of AmBev occurring prior to January 31, 2006, and will be deemed exercised in the event of a change of control of AmBev occurring after that date. Accordingly, BAC may seek to exercise the put option in connection with the consummation of the Interbrew-AmBev Transactions.

     The acquisition of our interest in Quinsa was also subject to the approval of Brazilian and Argentine antitrust authorities. For more details of the transaction, the Quilmes business and the antitrust restrictions, see "Information on the Company--Acquisition of Interest in Quinsa".

     The accounting effects of the acquisition of our interest in Quinsa were recognized in our financial statements for the first quarter of 2003, which were filed with the Brazilian Securities Commission (CVM) on May 9, 2003. See "Operating and Financial Review and Prospects--Accounting aspects of the Acquisition of Interest in Quinsa" and "Operating and Financial Review and Prospects--Future Impact of Quinsa".

INTERBREW-AMBEV TRANSACTIONS

     Summary
     -------

     On March 3, 2004, AmBev entered into an agreement to acquire Labatt Brewing Company Limited (Labatt), a company organized under the laws of Canada, from the Belgian brewer Interbrew S.A./N.V. (Interbrew). Labatt is one of Canada's leading brewers, with a market share in Canada of approximately 43% on volumes of approximately 11.5 million hectoliters in 2003. Labatt's brand portfolio in Canada includes Labatt Blue[R], Kokanee[R], Keith's[R] and, under license, Labatt brews and distributes Budweiser. In exchange for Labatt, AmBev will issue to Interbrew approximately 7.9 billion new AmBev common shares and 11.4 billion new AmBev preferred shares.

     Also on March 3, 2004 various entities controlled by AmBev's current controlling shareholders, Messrs. Lemann, Telles and Sicupira, entered into an agreement with Interbrew and Interbrew's controlling shareholders to exchange their controlling interest in AmBev (consisting of approximately 8.25 billion AmBev common shares) for 141,712,000 newly-issued ordinary shares of Interbrew.

     The transactions contemplated by these agreements, which we refer to collectively as the "Interbrew-AmBev Transactions", are subject to various conditions, and the closings of both transactions are contingent upon one another. Upon consummation of the Interbrew-AmBev Transactions:

          o    Labatt will become a wholly owned subsidiary of AmBev;

          o Based on current expectations, Interbrew will acquire a total of approximately 16.2 billion AmBev common shares and 11.4 billion AmBev preferred shares, representing an approximately 69% voting interest and 48% economic interest in AmBev as of May 2004. Assuming 100% acceptance by the minority holders of AmBev's common shares in the mandatory tender offer ("MTO") Interbrew will be required to conduct pursuant to Brazilian law following the consummation of the transactions, Interbrew will acquire an additional 3.6 billion AmBev common shares, increasing its stake in AmBev to an approximately 84% voting interest and 54% economic interest; and

          o Messrs. Lemann, Telles and Sicupira will acquire 141,712,000 Interbrew shares, representing approximately a 24.7% voting and economic interest in Interbrew; Messrs. Lemann, Telles and Sicupira, together with Interbrew's existing controlling shareholder group, will jointly and equally, indirectly through Stichting Interbrew, exercise control over approximately 321,712,000 Interbrew shares, representing approximately a 56% voting interest and economic interest in Interbrew.

AmBev expects that the Interbrew-AmBev Transactions will close in the third quarter of 2004. AmBev believes these transactions will allow AmBev to develop a presence in the Canadian beer market, provide an opportunity for Interbrew to sell AmBev's brands under license in the countries where Interbrew operates, and offer the potential for AmBev to benefit from Interbrew's brand portfolio through imports of Interbrew brands in countries where AmBev operates. The principal agreements with respect to the Interbrew-AmBev Transactions are summarized below.



         PROPOSED ACQUISITION OF LABATT - INCORPORACAO AGREEMENT

     On March 3, 2004, AmBev entered into the Incorporacao Agreement with Interbrew, Labatt and Labatt Brewing Canada Holding Ltd., a wholly owned subsidiary of Interbrew ("Mergeco"), which will indirectly own 100% of the capital stock of Labatt at the time the transactions contemplated by the Incorporacao Agreement are to be consummated. Pursuant to the Incorporacao Agreement, Mergeco will be merged into AmBev by means of an Incorporacao under Brazilian law, and Interbrew (through the sale shareholder of Mergeco, Interbrew International B.V., which is a wholloy owned subsidiary of Interbrew) will receive approximately 7.9 billion newly issued AmBev common shares and approximately 11.4 billion newly issued AmBev preferred shares. At the time of the consummation of the Incorporacao, Mergeco will own 100% of the capital stock minus one share of Labatt Holding ApS (Labatt Holdco), a corporation organized under the laws of Denmark, and Labatt Holdco will own all the capital stock of Labatt. Upon consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt. Labatt will consist of its Canadian-based operations at the time the Incorporacao is consummated.

     On May 24, 2004, Interbrew and Fomento Economico Mexicano, S.A. de C.V. ("Femsa") announced that they had reached an agreement to unwind their respective indirect minority interests in Femsa Cerveza, S.A. de C.V. ("Femsa Cerveza") and Labatt USA L.L.C. ("Labatt USA"). Interbrew has agreed to sell its indirect 30% interest in Femsa Cerveza to Femsa for $1.245 billion following the closing of the Incorporacao. At the same time, the exclusive US distribution rights to Femsa Cerveza's brands will be assigned by Labatt USA to a subsidiary of Femsa in exchange for the redemption of Femsa's indirect 30% interest in Labatt USA. Upon completion of these transactions, Interbrew will own 100% of Labatt USA and Femsa will own 100% of Femsa Cerveza. Labatt's interests in Femsa Cerveza and Labatt USA have been transferred to another subsidiary of Interbrew that is not a subsidiary of Labatt. As a result, neither interest will be among the businesses transferred to AmBev pursuant to the Incorporacao.

     Accordingly, as a result of the transactions described above and as provided in the Incorporacao Agreement, the number of common shares to be issued to Interbrew will be reduced approximately 9.5 billion to approximately
7.9 billion and the number of preferred shares to be issued to Interbrew will be reduced from approximately 13.8 billion to approximately 11.4 billion. In addition, the aggregate third party net debt of Labatt and its subsidiaries at the time the Incorporacao is to be consummated will be C$1.3 billion.

     Pursuant to the Incorporacao Agreement, AmBev has generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its subsidiaries, (iv) solicit, initiate or encourage any proposal for an amalgamation, a merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev (an "AmBev Bid"), (v) enter into any agreement with respect to any AmBev Bid,
(vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (vii) disclose any intention or plan inconsistent with the foregoing.

     Pursuant to the Incorporacao Agreement, each of Interbrew and Labatt have agreed to a "no solicitation" provision which will remain in effect until the closing date or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the ability of Interbrew and Labatt to solicit or enter into agreements that would enable a third party to acquire control over it. In addition, pursuant to the Incorporacao Agreement, Interbrew has agreed not to transfer any of the capital stock of Labatt or any interest therein, or enter into any contract, option or other arrangement with respect to the transfer (including any profit sharing or other derivative arrangement) of any of the capital stock of Labatt or any interest therein, except in compliance with the provisions of the Incorporacao Agreement.

     The closing of the Incorporacao Agreement is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Contribution and Subscription Agreement described below.

     CONTRIBUTION AND SUBSCRIPTION AGREEMENT

     On March 3, 2004, S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A., Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew. Messrs. Lemann, Telles and Sicupira control, directly or indirectly, all of the SB Group Companies. The Stichting is a foundation organized under Dutch law which currently holds, on behalf of EPS and affiliates of EPS, approximately 275.1 million ordinary shares of Interbrew, representing approximately 64% of the outstanding ordinary shares of Interbrew.(1)

     Pursuant to the Contribution and Subscription Agreement, the SB Group Companies are in the process of reorganizing their direct and indirect holdings of Ambev common shares such that, upon closing of the transactions contemplated by the Contribution and Subscription Agreement, an SB Group Company (BRC) will contribute to Interbrew 100% of the capital stock of another SB Group Company (Tinsel Lux) that will indirectly own (i) a total of approximately 4.2 billion AmBev common shares and (ii) approximately 98.64% of the capital stock of ECAP, which directly owns approximately 4.0 billion AmBev common shares. In exchange for the contribution to Interbrew of 100% of the capital stock of Tinsel Lux, Interbrew will issue to BRC approximately 141.7 million ordinary shares of Interbrew. The closing of the transactions contemplated by the Contribution and Subscription Agreement is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Incorporacao Agreement. The Contribution and Subscription Agreement can be terminated by mutual consent of the SB Group Companies and Interbrew, or by either the SB Group Companies or Interbrew if, prior to closing, the Incorporacao Agreement is terminated in accordance with its terms.

     Upon closing of the transactions contemplated by the Contribution and Subscription Agreement, Mr. Lemann, Mr. Sicupira and Mr. Telles would beneficially own, through their interests in BRC, the Interbrew shares to be acquired by BRC, and Interbrew would beneficially own the Ambev common shares that are currently beneficially owned by Mr. Lemann, Mr. Sicupira and Mr. Telles by virtue of their interests in the SB Group Companies.

     Pursuant to the Contribution and Subscription Agreement, each party has agreed to a "no solicitation" provision which will remain in effect until the closing of the transactions contemplated by the Contribution and Subscription Agreement or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the right of any of the SB Group Companies, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, to attempt to acquire control over one another without the prior written consent of the board of directors of the "target" party, and restricts the ability of each party to solicit or enter into agreements that would enable a third party to acquire control over it.

     In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or



---------------------------

(1) Based on publicly available information, AmBev believes that: The Stichting was organized by members of several Belgian families who collectively hold a controlling interest in Interbrew as a means to consolidate their shareholdings in Interbrew. In exchange for each Interbrew Share transferred to it, the Stichting issues to the transferee a certificate representing such share. The Stichting votes all of the Interbrew shares held by it at general and extraordinary meetings of Interbrew and is managed by a board of directors. The Stichting receives all dividends in respect of the Interbrew shares held by it for distribution to its certificate holders. EPS, an entity affiliated with such Belgian families, currently holds 176 million Stichting certificates, and the Stichting currently holds approximately 275.1 million Interbrew shares, representing approximately 64% of all outstanding Interbrew shares.

indirectly, any shares or interests in any SB Group Company or any shares or interests in AmBev. Similarly, EPS and the Stichting have agreed not to transfer, directly or indirectly, 252 million Interbrew shares (including any Stichting certificates representing the 252 million Interbrew shares or any other interests in the 252 million Interbrew shares). These restrictions on transfer will terminate upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, or, if the closing does not occur, upon the termination of the Contribution and Subscription Agreement in accordance with its terms.

     The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the SB Group Companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, until the closing of the transactions contemplated by the Contribution and Subscription Agreement. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

          Mandatory Tender Offer
          ----------------------

     The Contribution and Subscription Agreement provides that, as required by Brazilian law, Interbrew will make a mandatory tender offer ("MTO") following the closing of the transactions contemplated by the Contribution and Subscription Agreement for all shares of AmBev common stock not owned by it. As required by Brazilian law, the price to be paid by Interbrew for each share of AmBev common stock pursuant to the MTO will be an amount equal to 80% of the per share consideration received by the SB Group Companies in respect of the contribution of the AmBev common shares.

          BAC Tag-Along Right
          -------------------

     In addition, the Contribution and Subscription Agreement provides that, to the extent a BAC shareholder exercises its tag-along right (BAC Tag-Along Right) under the stock purchase agreement dated March 1, 2002, as amended, between AmBev and BAC, (a) Interbrew will, at such BAC shareholder's option, either (i) issue such BAC shareholder a number of shares of Interbrew in accordance with the BAC Tag-Along Right, or (ii) purchase such BAC shareholder's AmBev common shares for cash, and (b) BRC will (x) simultaneously with Interbrew's issuance or payment to such BAC shareholder, pay to Interbrew a cash amount equal to any premium paid by Interbrew in connection with the BAC Tag-Along Right or (y) elect to reduce the number of Interbrew shares being received by BRC equal to such premium divided by the closing price of the Interbrew shares on the day immediately prior to the closing date of the transactions contemplated by the Contribution and Subscription Agreement during which the Interbrew common stock is trading on Euronext Brussels.


          Interbrew Shareholders' Agreement
          --------------------------------

     In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, an affiliate of EPS, Rayvax Societe d'Investissements S.A. ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders' Agreement") to become effective with respect to its operative provisions upon the closing of the transactions contemplated by the Contribution and Subscription Agreement. The Interbrew Shareholders Agreement will provide for BRC and EPS to hold their interests in Interbrew through the Stichting and will address, among other things, certain matters relating to the governance and management of the Stichting and Interbrew as well as the transfers of interests in Interbrew. Upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, BRC will transfer all 141.7 million of its Interbrew shares to the Stichting in exchange for
141.7 million Stichting certificates, and EPS will hold at least 180 million Stichting certificates (representing 180 million Interbrew shares). The approximately 321.7 million Interbrew shares anticipated to be held by the Stichting upon the closing of the transactions contemplated by the Contribution and Subscription Agreement will represent approximately 56% of all issued and outstanding Interbrew shares at that time.

     Pursuant to the terms of the Interbrew Shareholders' Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the Interbrew shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that they each will have the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Interbrew shares it will hold on behalf of BRC and EPS, including how the Stichting's Interbrew shares will be voted at all general and extraordinary shareholder meetings of Interbrew, will be made by the Stichting board. In addition, the Interbrew Shareholders Agreement will provide that the board of directors of Interbrew will have between 12 and 14 members, four of which will be nominated by EPS, four of which will be nominated by BRC and four to six of which will be independent directors nominated by the Stichting's board.

     The Interbrew Shareholders' Agreement requires the Stichting's board to meet prior to each shareholder meeting of Interbrew to determine how the Stichting's Interbrew shares will be voted. In addition, the Interbrew Shareholders Agreement will require Interbrew's bylaws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock (except for issuances made by the board of directors of Interbrew within the authorized capital), mergers, large acquisitions and dispositions and changes in Interbrew's dividend policy. The Interbrew Shareholders Agreement also provides for Interbrew's bylaws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

     The Interbrew Shareholders' Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after the closing of the transactions contemplated by the Contribution and Subscription Agreement and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock.

     The Interbrew Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their Interbrew shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 Interbrew shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 Interbrew shares). In addition, the Interbrew Shareholders' Agreement will require certain affiliates of EPS whose Interbrew shares are not held through the Stichting to vote their Interbrew shares in the same manner as the Interbrew shares held by the Stichting and will restrict such affiliates' ability to transfer their Interbrew shares in a manner that would disrupt the orderly trading of the Interbrew shares. In addition, under the Interbrew Shareholders Agreement, EPS and BRC will agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

     The Interbrew Shareholders' Agreement will remain in effect for an initial term of 20 years from the date of closing of the transactions contemplated by the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (its Conditions of Administration and ByLaws) and Interbrew's bylaws, which reflect and implement the agreements contained in the Interbrew Shareholders' Agreement, will take effect upon the closing of the transactions contemplated by the Contribution and Subscription Agreement.

         Lock-up Agreements
         ------------------

     In connection with the Contribution and Subscription Agreement, on March 2, 2004, Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles entered into a lock-up agreement whereby Mr. Lemann, Mr. Sicupira and Mr. Telles have agreed not to transfer, directly or indirectly, or consent to or permit any transfer of, any AmBev shares held directly or indirectly by them to any person, and to vote and cause any entities they control that hold AmBev shares to vote in favor of the transactions contemplated by the Contribution and Subscription Agreement, including the Incorporacao and the Incorporacao
Agreement, at any AmBev shareholders meeting where these items are on the agenda. The transfer restrictions in the lock-up agreement expire on the earliest of (i) the closing of the Contribution and Subscription Agreement,
(ii) the date of termination of the transactions contemplated by the Contribution and Subscription Agreement and (iii) June 30, 2005. The voting restrictions in the lock-up agreement terminate on the earlier of (i) the closing of the transactions contemplated by the Contribution and Subscription Agreement and (ii) the date of termination of the Contribution and Subscription Agreement.

     In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72 million Interbrew shares that are not held on their behalf by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS that, beginning July 1, 2005, they will effect any sales of Interbrew shares not required to be held by the Stichting on their behalf pursuant to Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the Interbrew shares.

OVERVIEW OF LABATT

     Labatt is one of Canada's two leading brewers with an estimated market share of 43% at the end of 2003. Labatt brews approximately 60 different brands (including brand extensions) in the specialty import, specialty domestic, premium and value segments. Labatt's brand portfolio in Canada includes Labatt Blue(R), Kokanee(R) and Keith's(R). Labatt also brews and distributes Budweiser, the fastest-growing brand in Canada, under license from Anheuser-Busch. Labatt's beer portfolio includes 11 of the top 20 brands sold in Canada, including the top-selling and third place beers, Budweiser and Labatt Blue(R), respectively. All of Labatt's beer, except for speciality imports, is produced in Canada at eight breweries located across Canada. Labatt distributes and sells its beers in Canada and the United States. Labatt is a wholly owned subsidiary of Interbrew, which acquired Labatt in 1995.

     As contemplated in the Incorporacao Agreement, Labatt completed a series of restructuring transactions in May 2004 that included the sale of interests in various non-Canadian operating subsidiaries, the winding up of one or more holding companies that held such interests, the transfer to a subsidiary of Interbrew of various inactive Canadian and U.S. subsidiaries and the transfer to another subsidiary of Interbrew of Labatt's 70% interest in Labatt USA and its 30% interest in Femsa Cerveza. In addition, certain intercompany indebtedness payable by Labatt to a subsidiary of Interbrew was repaid and certain indebtedness owing by subsidiaries of Labatt that were transferred to subsidiaries of Interbrew was capitalized in advance of the transfers. As a result of these restructuring transactions, Labatt's assets now consist primarily of a wholly owned Canadian brewing operation, which is referred to in this annual report as "Labatt Canada."

     Labatt Canada prepared "carve-out" combined financial statements in Canadian dollars as at December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. In 2003, Labatt Canada had net sales of C$2,005 million compared to C$1,951 million in 2002 and C$1,882 million in 2001, operating earnings of C$475 million compared to C$460 million in 2002 and C$397 million in 2001 and net earnings of C$273 million compared to C$244 million in 2002 and C$173 million in 2001. At December 31, 2003, Labatt Canada had total assets of C$2,288 million, liabilities of C$1,836 million and shareholders' equity of C$452 million compared to C$2,271 million, C$2,069 million and C$202 million, respectively, as of December 31, 2002. Labatt Canada's eight breweries across Canada have an aggregate annual beer production capacity of approximately 14.4 million hectoliters. Labatt Canada's total volume of beer produced in 2003 was approximately 11.5 million hectoliters.

                       ACCOUNTING PERIODS AND PRINCIPLES


     We have prepared our audited annual consolidated financial statements as of December 31, 2003 and 2002 and 2001 for the three years ended December 31, 2003 in Brazilian Reais in accordance with accounting practices generally accepted in Brazil (Brazilian GAAP), which are based on Brazilian Corporate Law (Law 6,404, as amended, by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as Brazilian Corporate Law), the rules and regulations issued by the "Comissao de Valores Mobiliarios"- CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - "Instituto dos Auditores Independentes do Brasil", or the Brazilian Institute of Independent Accountants), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian Reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

     Prior to July 1, 1999, the date of the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. AmBev was created by the combination of Brahma and Antarctica on that date and was accounted for as a merger under Brazilian GAAP. However, for purposes of presenting the Brazilian GAAP and U.S. GAAP Selected Financial Data in this annual report, AmBev was treated as the successor to Brahma. We have included in the Selected Financial Data, for comparison purposes, the financial information of the predecessor company, Brahma, for the year ended December 31, 1999, which under Brazilian GAAP does not include the merger with Antarctica.

     Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.


                             CURRENCY TRANSLATION

     In this annual report, references to "real", "Reais" or "R$" are to the Brazilian legal currency. References to "U.S. dollar" or "U.S.$" are to the legal currency of the United States and references to "Canadian dollar" or "C$" are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais at the period end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (Central Bank), unless the context otherwise requires. The commercial market rate on May 31, 2004 was R$3.1291 to U.S.$1.00 as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See "Key Information-Exchange Rate Information-Exchange Controls" for more detailed information regarding the translation of Reais into U.S. dollars.

                                 INDUSTRY DATA

     In this annual report, we refer to information regarding the beverage market and its segments and competitors from:

EUROMONITOR
Contact: Anne Nugent / Luka Erceg
60-61 Britton Street
London
EC1M5UX
Tel.: 44 (0) 20 7251 8024
www.euromonitor.com http://www.euromonitor.com

ACNIELSEN
Contact: Antonio Marcio Mongelli Garotti
Rua Monte Castelo, 55
Granja Viana
Cotia - Sao Paulo
CEP 06710-675
Tel.: 55 11 4613 7000
www.acnielsen.com.br http://www.acnielsen.com.br

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

     o    the direction of future operations;

     o the implementation of principal operating strategies, including existing, potential acquisition or joint venture transactions or other investment opportunities, including, without limitation, the proposed acquisition of Labatt;

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

     Our selected historical financial data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from AmBev's consolidated financial statements as of and for the periods ended December 31, 2003, 2002, 2001 and 2000, and Brahma's consolidated financial statements as of and for the period ended December 31, 1999. Brazilian GAAP differs significantly from U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as "Operating and Financial Review and Prospects".

     In September 2003, CBB issued US$500 million 8.75% notes due 2013 in a transaction exempt from registration under the U.S. Securities Act of 1933. The original contracted interest rate may be increased by 0.5% if a registered exchange offer with respect to the notes is not consummated by September 18, 2004.

     During the year ended December 31, 2002, CBB completed an exchange offer of the U.S.$ 500 million 10.5% notes due 2011, in the U.S. securities markets.

     AmBev fully and unconditionally guaranteed these two issuances. Financial information relating to CBB has not been included within the Selected Financial Data, but full consolidating schedules disclosing the balance sheets, statements of operations and statements of cash flow as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001, under Brazilian GAAP, have been included in [note 24] to our audited financial statements, contained within this document.

                                                    STATEMENT OF OPERATIONS DATA

                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------

                                        2003(1)           2002(1)         2001(1)        2000(1)        1999(1)

                                                    (R$ in millions, except for per share amounts,
                                                      number of shares and other operating data)

BRAZILIAN GAAP

Statement of Operations Data:                                 SUCCESSOR                              PREDECESSOR

Gross sales, before taxes,
   discounts and returns.......         17,143.5         14,279.9         13,131.0      11,282.5         6,846.5
Net sales......................          8,683.8          7,325.3          6,525.6       5,250.4         3,248.3
Cost of sales..................         (4,044.2)        (3,341.7)        (3,366.2)     (2,843.7)       (1,905.1)
                                    -------------        --------           -------       -------          ------
Gross profit...................          4,639.6          3,983.6          3,159.4       2,406.7         1,343.2
Selling and marketing
   expenses....................           (847.1)          (687.2)          (707.8)       (578.6)         (350.7)
Direct distribution expenses...           (648.6)          (537.4)          (467.8)       (337.0)         (225.5)
General and administrative
    expenses(2)................           (417.9)          (373.5)          (351.5)       (373.0)         (206.9)
Depreciation  and amortization of
   deferred charges ...........           (420.0)          (334.6)          (256.5)       (202.3)          (95.4)
                                    -------------        --------           -------       -------          ------
                                         2,306.1          2,050.9          1,375.8         915.8           464.7

Provision for contingencies and
   other.......................           (187.9)          (123.7)           (33.9)       (269.2)          (51.2)
Other operating income, net(4).            246.1            199.4            152.2           9.1            66.3
Financial income...............            601.8          2,530.3            358.4         374.0           675.1
Financial expenses.............           (508.7)        (3,277.3)          (861.5)       (698.0)         (804.4)
                                    -------------        --------           -------       -------          ------
OPERATING INCOME (3) ..........          1,964.9          1,379.6            991.0         331.7           350.5
Non-operating income (expense),
   net(4)......................           (100.7)           (72.2)             2.3          52.7           (19.9)
Income tax benefit (expense)...           (426.1)           280.6            (51.9)        405.4            17.6
Income before equity in
   affiliates, profit sharing and
   minority interest...........          1,438.1         1,588.0             941.4         789.8           348.1
Profit sharing and contributions           (23.6)         (125.1)           (157.1)        (53.7)          (39.9)
Minority interest..............             (2.9)           47.4               0.3        (265.9)           14.0
                                    -------------        --------           -------       -------          ------
NET INCOME ....................          1,411.6         1,510.3             784.6         470.2           322.3
                                    =============        ========           =======       =======          ======

Net income per 1,000 shares
   (excluding treasury shares) at
   year end(4).................            37.23            39.48            20.31         12.19           46.66
Net income per ADS(5) at
   year end....................             3.72             3.95             2.03          1.22            4.67
Dividends and interest
   attributable to shareholder's
   equity per 1,000 shares
   (excluding treasury
   shares)(4)(6) (7)
     Common shares.............            23.15            12.40             7.17          8.00           20.65
     Preferred shares..........            25.46            13.64             7.89          8.37           22.70
Number of shares outstanding at
   year end, excluding treasury
   shares (in thousands)
     Common shares.............       15,631,332       15,694,772       15,801,482    15,946,841       2,628,451
     Preferred shares..........       22,281,302       22,551,143       22,819,443    22,616,017       4,279,160




                                                      AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------

                                         2003(1)             2002(1)          2001(1)         2000(1)           1999(1)

                                                    (R$ in millions, except for per share amounts,
                                                      number of shares and other operating data)
US GAAP

Net income (loss)..............          1,689.4            1,642.2             840.1           879.2          (173.7)
Net income per 1,000 shares
   (weighted average)(4)(8)(9)
     - Basic
         Common shares.........            46.87              45.05             22.84           22.91           (5.60)
         Preferred shares......            51.56              49.55             25.13           25.20           (5.04)
     - Diluted
         Common shares.........            46.52              44.69             22.55           22.05           (5.37)
         Preferred shares......            51.17              49.16             24.80           24.26           (4.83)
Net income (loss) per ADS(5)
     - Basic
         Common shares.........             4.69               4.51              2.28            2.29           (0.56)
         Preferred shares......             5.16               4.96              2.51            2.52           (0.50)
     - Diluted
         Common shares.........             4.65               4.47              2.26            2.21           (0.54)
         Preferred shares......             5.12               4.92              2.48            2.43           (0.48)
Dividends and interest
   attributable to shareholders
   equity per 1,000 shares
   (weighted average)(4)(6) (7)
     - Basic
         Common shares.........            26.32               5.38              6.82            7.60            5.06
         Preferred shares......            28.96               5.92              7.50            8.37            5.56
     - Diluted
         Common shares.........            26.12               5.34              6.73            7.32            4.84
         Preferred shares......            28.74               5.87              7.40            8.05            5.32
Weighted average number of shares
   (thousands)(4)(8)(9)(10)
     - Basic
         Common shares.........       11,894,931         12,061,879        12,259,953      14,265,323      11,949,367
         Preferred shares......       21,952,196         22,173,258        22,291,121      21,919,724      21,173,565
     - Diluted
         Common shares.........       11,894,931         12,061,879        12,259,953      14,475,271      12,206,392
         Preferred shares......       22,202,776         22,441,743        22,726,632      23,090,525      22,384,145




                                                         BALANCE SHEET DATA


                                                            AS OF OR FOR THE YEAR ENDED DECEMBER 31,

                                        2003(1)           2002(1)         2001(1)        2000(1)        1999(1)

                                                    (R$ in millions, except for per share amounts,
                                                      number of shares and other operating data)
BRAZILIAN GAAP

Balance Sheet Data:
Cash, cash equivalents and short
    term investments...........          2,690.0          3,290.0          2,562.9       1,028.3        1,697.4
Total current assets...........          5,500.5          5,571.4          4,684.9       2,687.6        2,723.1
Prepaid retirement benefit cost (14)        22.0             21.6             20.8
Investments....................          1,711.4            637.3            662.6         659.6           61.2
Property, plant and equipment,
    net........................          4,166.3          3,330.6          3,277.7       3,204.3        1,898.6
Deferred income tax - non-current        1,831.8          1,558.4          1,160.3         996.1          240.8
Total assets...................         14,830.1         12,381.5         11,028.8       8,639.7        5,425.9
Short-term debt(11)............          1,976.1            607.4          1,720.0       1,265.3        1,042.9
Total current liabilities......          4,720.0          2,833.7          3,412.0       2,699.6        1,889.1
Long-term debt(12).............          4,004.3          3,879.3          2,849.4         927.6          938.7
Accrued liability for
    contingencies..............          1,232.9            989.3            815.5         878.0          288.6
Sales tax deferrals and other tax
    credits(13)................            772.1            803.1            746.8         650.6          569.6
Post-retirement benefit (14)                72.9             53.4             55.6
Total long-term liabilities....          5,605.5          5,339.1          4,164.4       2,350.6        1,872.7
Minority interest..............            196.4             79.1             88.9         512.5           57.7
Subscribed and paid-up
    capital....................          3,124.1          3,046.2          2,994.3       2,565.2          909.3
Shareholders' equity...........          4,382.9          4,129.6          3,363.5       3,077.0        1,606.4

U.S. GAAP

Total assets...................         13,766.0         11,584.6         10,195.9       7,743.0        3,109.7
Shareholders' equity...........          4,382.9          3,960.6          2,839.9       2,378.2        1,628.7




                                                             OTHER DATA

                                                             AS OF OR FOR THE YEAR ENDED DECEMBER 31,

                                           2003(1)           2002(1)         2001(1)          2000(1)         1999(1)

                                                    (R$ in millions, except for per share amounts,
                                                      number of shares and other operating data)

Other Financial Information:

Net working capital(15)........              780.5          2,737.7          1,273.0           (12.0)           834.0
Cash dividends paid(6).........            1,026.9            335.6            313.4            221.1           178.2
Depreciation and amortization of
    deferred charges (16)......              766.3            659.5            613.9            589.2           438.1
Capital expenditures(17).......              862.2            544.7            446.8            295.0           312.4
Operating cash flows -
    generated(18)..............            2,527.6          3,595.0          1,006.6          1,243.2         1,103.0
Investing cash
    flows - used(18)...........           (2,014.7)        (1,603.1)        (1,687.4)          (100.7)         (299.2)
Financing cash flows-
    generated - used(18).......             (346.7)        (2,912.2)         1,418.0         (2,065.7)         (187.4)


Other Operating Data:

Total production capacity -
    beer(19)...................         88.3 million hl  89.7 million hl  89.8 million hl  94.4 million hl    64.4 million hl
Total production capacity - CSD &
    NANC(19)...................         45.7 million hl  37.3 million hl  38.8 million hl  36.6 million hl    27.0 million hl
Total beer volume sold(20).....         62.4 million hl  62.0 million hl  62.4 million hl  64.8 million hl    43.2 million hl
Total CSD & NANC volume sold(20)        20.5 million hl  18.2 million hl  18.5 million hl  17.2 million hl     8.5 million hl
Number of employees(21)........                  18,890           18,570           18,136           18,172              9,416

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

(5)  ADS represents American Depositary Shares. Each ADS represents 100 shares.

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

(7)  Brazilian GAAP and U.S. GAAP differ on the recognition of declared / proposed dividends, specifically with regard to when the dividend should be recognized. The executive officers are required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders' equity.

(8)  In the U.S. GAAP selected financial data only, all share and per share data have been adjusted to give effect, retroactively, to AmBev's five-for-one split of its common and preferred shares effective October 23, 2000. Because AmBev did not split its
     ADSs, the ADSs, which prior to the stock split had represented 20 common or preferred shares, represented 100 common or preferred shares following the stock split. In the Brazilian GAAP selected financial information, the historic share and per share information has not been adjusted and therefore reflects the actual number of shares in issue.





(9)  In the U.S. GAAP selected financial data only, earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the relevant periods. In the Brazilian GAAP selected financial information section, earnings per share are calculated by dividing by the number of shares outstanding at the year end. AmBev's preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(10) Under U.S. GAAP we have consolidated the net assets of the FAHZ, one of our major shareholders, on our balance sheet as of
     December 31, 2003, 2002, 2001 and 2000. As a result of our consolidating these net assets, AmBev shares owned by the FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For the purposes of the predecessor company, Brahma, the Brahma Welfare
     Foundation was treated in a similar manner, resulting in a similar effect in the selected financial information as at and for the year ended December 31, 1999. For further information, please refer to our consolidated financial statements contained within this annual report.

(11) Includes current portion of long-term debt.

(12) Excludes current portion of long-term debt.

(13) In the financial statements as of and for the year end December 31, 2003, total tax incentives are R$768.7 million, of which
     R$393.6 million relate to deferred sales tax, and R$375.1 million to ICMS financing incentives.

(14) Consistent with accounting practice under Brazilian GAAP, we had not recognized our actuarial obligation for pension liabilities and post-retirement benefits, including medical benefits to retirees in our financial statements prior to December 31, 2001. Pension amounts due to the pension plan were treated on an accrual basis as the obligations fell due. However, following the issuance of a new accounting standard (NPC No. 26), we are required to record these actuarial obligations beginning in 2002. We had the option to account for these actuarial obligations at December 31, 2001 either against retained earnings or prospectively as a charge against earnings over five years. We elected to recognize the liability against retained earnings on
     December 31, 2001. The standard requires comprehensive recording of pension expenses and obligations on an actuarial basis instead of, as was previously required, based on the required contributions for the relevant year.

(15) Represents total current assets less total current liabilities.

(16) Includes depreciation of property, plant and equipment and amortization of deferred charges.

(17) Represents cash expenditures for property, plan and equipment.

(18) Operating, Investing and Financing cash flows data is derived from our financial statements included herewith.

(19) Represents available production capacity of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) at December
     31, 1999, and thereafter represents the available production capacity of AmBev and its respective subsidiaries, domestic and international; Quinsa's production capacity not considered; (hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non Alcoholic and Non Carbonated Soft Drinks).

(20) Represents volumes of Brahma and its subsidiaries (and not Antarctica or its subsidiaries) for the period ended on December 31,
     1999, and thereafter represents full-year volumes of AmBev and its respective subsidiaries; from January 31, 2003, includes 5.8 million hectoliters of beer and 2.4 million hectoliters of CSD representing our proportional interest in Quinsa volumes.

(21) Includes all production- and non-production-related employees of Brahma and its subsidiaries at the end of the period ended on
     December 31, 1999, and thereafter includes all production- and non-production-related employees of AmBev and its respective subsidiaries.


                                   DIVIDENDS



     DIVIDEND POLICY

     AmBev intends to pay dividends twice a year to its shareholders; however, the timing and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev's bylaws provide for a mandatory dividend of 35% of its annual net income, if any, as determined and adjusted under Brazilian GAAP (adjusted income). The mandatory dividend includes amounts paid as interest attributable to shareholders' equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders' equity, whereas no such payment is required in connection with dividends received. Although Ambev may distribute earnings in the form of interest, the amount received by shareholders is the same or higher as if the distribution were made in the form of dividends. Withholding tax is usually paid by Brazilian companies, including AmBev, on behalf of their shareholders.

     Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see " - Risk Factors - Risks Relating to our Securities - AmBev shareholders may not receive any dividends". Any dividends payable on AmBev's preferred shares must be 10% greater than those payable on AmBev's common shares. See "Additional Information - Memorandum and Articles of Association - Dividends and Reserves - Dividend Preference of Preferred Shares".

     For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest attributable to shareholders' equity, as well as specific rules applicable to the payment of dividends by AmBev, see "Additional Information - Memorandum and Articles of Association Dividends and Reserves".


     AMBEV - DIVIDENDS AND INTEREST ATTRIBUTABLE TO SHAREHOLDERS' EQUITY

     The following table shows the dividends paid by AmBev's predecessor Brahma, to its preferred and common shareholders from 1996 through September 15, 2000, and by AmBev to its preferred and common shareholders since September 15, 2000 in Reais and in U.S. dollars translated from Brazilian Reais at the commercial exchange rate as of the date of payment. The amounts include interest attributable to shareholders' equity, net of withholding tax, and return of capital. See "Additional Information - Memorandum and Articles of Association - Interest Attributable to Shareholders' Equity".



                                                                  Reais per
                                                                 thousand(1)        U.S. dollar equivalent per
Earnings generated                     First payment date         shares(2)        thousand(1) shares at payment date(4)
------------------                     ------------------        ----------        --------------------------------------

First half 1996.................       September 26, 1996            0.91          (preferred and common)     0.89

Second half 1996................         March 21, 1997              1.27          (preferred and common)     1.20

First half 1997.................         October 9, 1997             1.61               (preferred)           1.47
                                                                     1.46                 (common)            1.33
Second half 1997................           May 7, 1998               1.73               (preferred)           1.51
                                                                     1.57                 (common)            1.37
First half 1998.................         October 8, 1998             1.32               (preferred)           1.12
                                                                     1.20                 (common)            1.01
Second half 1998................          April 5, 1999              2.37               (preferred)           1.37
                                                                     2.16                 (common)            1.25
First half 1999.................          July 20, 1999              1.58               (preferred)           0.88
                                                                     1.44                 (common)            0.80
Second half 1999................         March 15, 2000              2.96               (preferred)           1.70
                                                                     2.69                 (common)            1.54
Extraordinary(3)................         March 23, 2000              1.88               (preferred)           1.09
                                                                     1.88                 (common)            1.09
Extraordinary(3)................        November 30, 2000            2.38               (preferred)           1.22
                                                                     2.38                 (common)            1.22
Second half 2000................        February 20, 2001            4.11               (preferred)           2.05
                                                                     3.74                 (common)            1.86
First half 2001.................       September 17, 2001            3.11               (preferred)           1.16
                                                                     2.83                 (common)            1.06
Second half 2001................        February 19, 2002            4.78               (preferred)           1.97
                                                                     4.34                 (common)            1.79
First half 2002.................        November 25, 2002            4.37               (preferred)           1.15
                                                                     3.97                 (common)            1.04
Second half 2002................        February 28, 2003            9.27               (preferred)           2.60
                                                                     8.43                 (common)            2.37
First half 2003.................        October 13, 2003            18.70               (preferred)           6.59
                                                                    17.00                 (common)            5.99
Second half 2003................         March 25, 2004              6.75               (preferred)           2.30
                                                                     6.14                 (common)            2.09

----------------------------

(1) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the Sao Paulo Stock Exchange in blocks of one thousand.

(2) The amounts set forth above are amounts actually received (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000) by shareholders, which are net of withholding tax. The amounts set forth here represent pro-forma U.S. GAAP calculations for the impact of a stock split which is not required under Brazilian GAAP. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders' equity, which was paid on behalf of AmBev`s shareholders. The dividends per thousand shares set forth above are calculated based on the number of shares outstanding at the date the distributions were declared (as adjusted to give effect retroactively to AmBev's common and preferred share five-for-one stock split effective October 23, 2000).

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

                           EXCHANGE RATE INFORMATION


     There are two principal foreign exchange markets in Brazil:

o    the commercial rate exchange market; and

o    the floating rate exchange market.

          On February 1, 1999, the Central Bank authorized the unification of the exchange positions of the Brazilian financial institutions in the commercial rate exchange market and floating rate exchange market, which led to a convergence in the pricing and liquidity of both markets. However, each market continues to have a specific regulation. Most trade and financial transactions are carried out on the commercial rate exchange market. The floating market rate generally applies to transactions to which the commercial market rate does not apply. Foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

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

          In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. While the real has recovered during 2003, appreciating 22.3% against the U.S. dollar during 2003, no assurance can be given that the real will not devalue further in the future. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. See "Risk Factors-Risks Relating to Brazil and Other Countries in Which We Operate Related to Brazil-Economic uncertainty and volatility in Brazil may adversely affect our business."

     Recently, in 2004, statements from the Federal Reserve of the United States regarding a potential increase in the interest rate, in combination with other factors, caused some volatility and general economic uncertainty in the Brazilian capital markets. As a consequence, the exchange rate as of May 31, 2004, was R$3.1291 per U.S.$1.00 compared with 2.8892 Reais at December 31, 2003. The exchange rate reached a low of 2.8022 Reais per U.S. dollar and a high of 3.2051 Reais per U.S. dollar during the first five months of 2004. The Central Bank reduced the base interest rate from 16.5% to 16.25% in March 2004, followed by a further reduction in April to 16.0%.

     No assurance can be given that the real will not devalue further in the future. For further information on this matter see "- Risk Factors - Risks Relating to Brazil and Other Countries in Which We Operate - Economic uncertainty and volatility in Brazil may adversely affect our business".

     The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated.

                                Annual Exchange Rates of Reais per U.S.$1.00
                           ----------------------------------------------------

                              2003       2002       2001        2000      1999
                            --------  ---------   ---------  --------- ---------

Low........................ R$2.8219  R$2.2709    R$1.9357   R$1.7234  R$1.2078
High.......................   3.6623    3.9552      2.8007     1.9847    2.1647
Average(1).................   3.0600    2.9983      2.3532     1.8348    1.8514
Period End.................   2.8892    3.5333      2.3204     1.9554    1.7890

Source:  Central Bank of Brazil

(1) Represents the average of the month-end exchange rates during the relevant period.




                                   2004 Monthly Exchange Rates of Reais per U.S.$1.00
                           --------------------------------------------------------------------
                                                   2004                              2003
                           ----------------------------------------------------   -------------
                            May        April      March      February    January    December
                           --------   ---------  --------   ----------  --------- -------------
Low........................ R$2.9569  R$2.8743   R$2.8752     2.9042      2.8022     2.8883
High.......................   3.2051    2.9522     2.9410     2.9878      2.9409     2.9434

-------------
Source:  Central Bank of Brazil



          Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See "Risk Factors-Factors relating to Brazil and Other Countries in Which We Operate-The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business."

     We will pay any cash dividends and make any other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the Sao Paulo Stock Exchange. For further information on this matter see " - Risk Factors - Risks Relating to Our Securities".


                               EXCHANGE CONTROLS

     There are no restrictions on ownership of the ADSs or the preferred or common shares by individuals or legal entities domiciled outside of Brazil.

     The right to convert dividend payments, interest attributable to shareholders' equity payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itau S.A. (the custodian) or holders who have exchanged AmBev's ADSs for shares of AmBev, from converting dividend distributions, interest on shareholders' equity or the proceeds from any sale of shares of AmBev into U.S. dollars and remitting such U.S. dollars abroad. Holders of AmBev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of real payments and remittances abroad.

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

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for specific types of transfers.

     Pursuant to the certificates of registration obtained by AmBev from the Central Bank in the name of the Bank of New York with respect to the AmBev ADSs to be maintained by the custodian (Banco Itau S.A. ) on behalf of the Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares such holder will be entitled to continue to rely on The Bank of New York's certificate of registration for only five business days after such exchange, after which such holder must obtain its own certificate of registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations or obtains its own certificate of registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. For further information on this matter see "Additional Information - Taxation - Brazilian Tax Considerations".

     Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We can not assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. For further information on this matter see " - Risk Factors - Risks Relating to Our Securities - Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividends payments to off-share investors".

     RISK FACTORS

     Before making an investment decision, you should consider all of the information set forth in this annual report. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in AmBev, including those set forth below. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States.

     For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of our operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.



       RISKS RELATING TO BRAZIL AND OTHER COUNTRIES IN WHICH WE OPERATE



       ECONOMIC UNCERTAINTY AND VOLATILITY IN BRAZIL MAY ADVERSELY AFFECT OUR BUSINESS

     Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Indice Nacional de Precos ao Consumidor), have decreased from 2,489.1% in 1993 to 9.4% in 2001. The same index increased to 14.7% in 2002, and decreased to 10.4% in 2003.

     Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, the Brazilian government's actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and to heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

     The Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar / real exchange rate depreciated from R$1.9554 per US$1.00 at December 31, 2000 to R$2.3204 at December 31, 2001 and to R$3.5333 at December 31, 2002. The fear of exchange controls accelerated the pace of capital flight. The exchange rate reached R$3.9552 per US$1.00 in October 2002. However, the stability established by the economic policy initiated by the new government has restored some confidence in the market. This resulted in an appreciation of the real in 2003 of 22.3%, resulting in an exchange rate of R$2.8892 per US$1.00 as of December 31, 2003. We cannot assure you, however, that devaluations will not impact our business in the future.

     Devaluation of the real relative to the U.S. dollar would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.


     CONTINUED DECLINES IN THE VALUE OF THE REAL AGAINST THE VALUE OF THE U.S. DOLLAR HAVE AND MAY CONTINUE TO ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

     Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as aluminum and iron cans and PET bottles, as well as hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Our current policy is to hedge substantially all of our dollar-denominated debt against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.


     INCREASES IN TAXES LEVIED ON BEVERAGE PRODUCTS IN BRAZIL AND HIGH LEVELS OF TAX EVASION MAY ADVERSELY AFFECT OUR RESULTS AND PROFITABILITY

     Increases in Brazil's already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.

     In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. We have proposed to the federal government regulation requiring the mandatory installation of flow meters in all Brazilian beer and soft drinks factories in order to help the federal and state governments fight tax evasion in the beverage industry. The federal government issued this regulation in 2004 with respect to the beer industry only and is expected to enact similar regulations with respect to the carbonated soft-drinks industry by the end of 2004. We cannot assure you that such regulation will be enacted and have the impact we expect. Moreover, if such regulation is not enacted we cannot assure you that our business and results of operations will not be further impacted.


     QUINSA IS SUBJECT TO SUBSTANTIAL RISKS RELATING TO ITS BUSINESS AND OPERATIONS IN ARGENTINA AND OTHER COUNTRIES IN WHICH IT OPERATES

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

     If one or more of the events described above were to occur, we may not be able to realize the benefits we expect from the acquisition of our interest in Quinsa, which could adversely impact our business.


     U.S. INVESTORS MAY NOT BE ABLE TO EFFECT SERVICE OF PROCESS UPON, OR TO ENFORCE JUDGMENTS AGAINST US

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


     THE BRAZILIAN GOVERNMENT HAS EXERCISED, AND CONTINUES TO EXERCISE, SIGNIFICANT INFLUENCE OVER THE BRAZILIAN ECONOMY; BRAZILIAN ECONOMIC AND POLITICAL CONDITIONS HAVE A DIRECT IMPACT ON OUR BUSINESS

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


     PENDING TAX REFORM IN BRAZIL MAY INCREASE OUR TAX BURDEN

     On April 30, 2003, President Lula submitted to Congress a bill proposing a constitutional amendment aimed at a broad tax reform. The bill was mainly designed to simplify the complex Brazilian fiscal system and reduce tax evasion and the public deficit. The bill proposes to eliminate the cascading nature of federal taxes and broaden the discussion for the tax reform.

     The most important changes in the tax reform proposal were to unify the legislation on the ICMS, IPI and ISS, and to establish five standard tax rates. In addition, the CPMF, a provisional levy on bank account transactions, would be replaced by a permanent federal tax on financial transfers. The House of Representatives voted in favor of the main items of the proposed reform in August 2003.

     The discussion of the unification of the value-added state-level ICMS tax was postponed and, according to the Government, it is expected to take place in 2004.

         The effects of these changes and many other changes that could result from the enactment of tax reform's future phases cannot be quantified. These changes may reduce our results of operations, increase our costs or limit our profitability, and we may have a higher tax burden if the tax reform bill is approved and implemented.



     THE PROPOSED CHANGES IN BRAZILIAN LABOR LAW MAY AFFECT LABOR RELATIONS

     Under the new Brazilian federal government which took office in January 2003, new efforts to implement a revision of the Brazilian Labor Law (Consolidacao das Leis do Trabalho, or CLT) were initiated. According to the system currently in force, labor relations are strongly regulated. Although still protecting fundamental labor rights, the committee in charge of the preparation of a new bill (the "Labor Committee") has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to negotiate certain aspects of the employment relations. A revision of union relations in Brazil may also be discussed. It is not clear whether the proposed changes, if approved by the Congress, would be well accepted by employees of Brazilian companies, including

AmBev, and their respective unions. These changes, if implemented, may adversely impact our business in the future. At the end of last year, Congress approved the proposal to amend the Brazilian Federal Constitution (Proposta de Emenda Constitucional, or PEC) on the Social Security System reform. However, the PEC affects public employees only (not AmBev employees) and addresses the public employees ceiling for retirement benefits, and the retired public employees contribution to the Social Security System.

     NEW PROPOSED REGULATION ON ALCOHOLIC BEVERAGES MAY ADVERSELY IMPACT OUR
SALES

     There are approximately 90 bills under review by Congress with proposed regulation on the consumption, sales and marketing of alcoholic beverages, including beer. Such proposed legislation, if enacted, may impose restrictions, among other things, on the advertisement of alcoholic beverage products on television during specified times of the day as well as on the hours of operation of certain points of sale. It is uncertain whether such proposed legislation will be approved by Congress. Similar bills have been submitted to a number of state and city councils in states in which we operate. In the event Congress or any such state or city councils approve the proposed legislation, certain restrictions may apply to our business throughout Brazil, or in certain states or cities within Brazil, as the case may be. The anti-alcohol regulations, if approved, may adversely impact our sales. For further information, please refer to "Information on the Company - AmBev Business Overview - Regulation - General."


                            RISKS RELATING TO AMBEV


     We are subject to Brazilian and other antitrust regulations

          We have a substantial beer market share in Brazil and thus are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities, pursuant to which we are subject to certain continuing restrictions over our distribution network. Also, the proposed Interbrew-AmBev Transactions are undergoing review by the Brazilian antitrust authorities. For further information on this matter see "Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings - Antitrust matters". We cannot assure you that such transactions will be approved by the Brazilian antitrust authorities or that the Brazilian antitrust authorities will not impose restrictions or conditions in connection with their approval if granted. We are also party to several antitrust legal proceedings. For further information on this matter see "Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings - Antitrust matters". We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

     AmBev's participation in the Argentine beer market increased substantially after the acquisition of our interest in Quinsa. Quinsa is subject to regulation under Argentinean antitrust rules. In addition, AmBev and Quinsa must comply with the conditions established by the Comision Nacional de Defensa de la Competencia ("CNDC"), in connection with the acquisition of our interest in Quinsa. For further information on this matter see "Information on the Company - AmBev Business Overview - Interest in Quinsa". We cannot assure you that Argentinean antitrust regulation will not affect Quinsa's business in the future and therefore impact the benefits that AmBev anticipates will be generated from this investment.


     HOLDING COMPANY STRUCTURE

     AmBev is a holding company. The guaranty AmBev entered into in connection with notes issued by Companhia Brasileira de Bebidas ("CBB") is an obligation which derives substantially all of AmBev's operating income from its subsidiaries. Accordingly, in paying any amount under the guaranty, AmBev will rely on income from dividends and other cash flows from its subsidiaries, as well as dispositions of one or more subsidiaries or other assets or interests therein. None of AmBev's subsidiaries have any obligation, contingent or otherwise, to pay amounts due pursuant to the guaranty or to make funds available, whether in the form of loans, dividends or otherwise. In general, Brazilian corporations may pay dividends only out of net income, retained earnings and revenues reserves, if approved by shareholders, after establishing mandatory legal reserves. Brazilian Corporate Law requires corporations to allocate 5% of their net income in each year to a legal reserve until the amount reserved is equal to 20% of paid-in-capital. Additionally, our bylaws mandate that we allocate 35.0% of our net income for dividend distribution. The ability of AmBev's subsidiaries to pay such dividends or make such distributions will be subject to, among other things, applicable laws and, under certain circumstances, restrictions contained in agreements or debt instruments entered into by AmBev and any of its subsidiaries. In addition, claims of creditors of AmBev's subsidiaries, including trade creditors, will generally have priority as to the assets and cash flow of such subsidiaries over AmBev's claims and the holders of CBB's notes and the guaranty.


                       RISKS RELATING TO OUR SECURITIES


     THE RELATIVE VOLATILITY AND ILLIQUIDITY OF THE BRAZILIAN SECURITIES MARKETS MAY SUBSTANTIALLY LIMIT YOUR ABILITY TO SELL THE NOTES AT THE PRICE AND TIME YOU DESIRE

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

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small market capitalization and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the notes at the price and time you desire.


      DETERIORATION IN ECONOMIC AND MARKET CONDITIONS IN OTHER EMERGING MARKET COUNTRIES MAY ADVERSELY AFFECT THE MARKET PRICE OF AMBEV'S SECURITIES

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. Since the fourth quarter of 1997, the international financial markets experienced significant volatility, and a large number of market indices, including those in Brazil, declined significantly. For example, the Asian economic crisis and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered securities market volatility in Brazil and other emerging market countries' securities markets. More recently, Argentina has experienced a financial crisis resulting from its difficulties in servicing its large outstanding public debt. Venezuela, Uruguay and Paraguay have also experienced a significant economic downturn. The market value of notes may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

     OUR CONTROLLING SHAREHOLDERS ARE ABLE TO DETERMINE THE OUTCOME OF MANY CORPORATE ACTIONS WITHOUT THE APPROVAL OF NON-CONTROLLING SHAREHOLDERS

     The controlling shareholders of AmBev, ECAP, Braco Investimentos S.A. and the FAHZ together hold approximately 76.78% of AmBev's common shares. In addition, Marcel Hermann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own, indirectly through Braco Management, an investment company directly controlled by Messrs. Telles, Lemann and Sicupira, approximately 76.12% of the voting capital of Braco Investimentos S.A., which, in turn, owns approximately 98.64% of the voting shares of ECAP. Braco Investimentos S.A. and ECAP together hold approximately 52.60% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. For further information on this matter see "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement".

     In addition, upon consummation of the Interbrew-AmBev Transactions, Interbrew will hold, directly or indirectly, including through its indirect ownership interests in Braco Investimentos S.A. and ECAP, shares of AmBev common stock that will represent approximately 69% of the total voting power of AmBev's capital stock. Assuming that all minority holders of AmBev common stock tender their shares in the mandatory tender offer that Interbrew will be required to launch following the consummation of the Interbrew-AmBev Transactions, Interbrew's voting interest in AmBev will increase to approximately 84%. Interbrew will thus have significant influence over AmBev, even though (i) both Braco Investimentos S.A. and ECAP will remain subject to the AmBev shareholders' agreement and (ii) Interbrew will be jointly controlled by its current controlling shareholders and AmBev's current controlling shareholders, Messrs. Lemann, Sicupira and Telles. For further information on these matters see "Background on the Company-The Interbrew-AmBev Transactions" and "Major Shareholders and Related Party Transactions-Major Shareholders-AmBev Shareholders' Agreement".

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

     AMBEV SHAREHOLDERS MAY NOT RECEIVE ANY DIVIDENDS.

     According to its current bylaws, AmBev must generally pay its shareholders 35.0% of its annual net income, as determined and adjusted under Brazilian GAAP (adjusted income). The main sources for these dividends are AmBev's operating subsidiaries, principally CBB. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP; therefore, adjusted income may no longer be available to be paid as dividends. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

     It is possible, therefore, that shareholders of AmBev will not receive dividends in any particular fiscal year. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses.

     CONTROLS AND RESTRICTIONS ON FOREIGN CURRENCY REMITTANCE COULD HARM THE ABILITY OF AMBEV TO TRANSFER DIVIDEND PAYMENTS TO OFF-SHORE INVESTORS

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

     As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilians issuers in respect of securities issued in the international capital markets to date. For further information on this matter see " - Exchange Controls".

     IF YOU EXCHANGE THE AMBEV ADSs FOR AMBEV SHARES, YOU RISK LOSING SOME FOREIGN CURRENCY REMITTANCE AND BRAZILIAN TAX ADVANTAGES

     The AmBev ADSs benefit from the certificate of foreign capital registration of The Bank of New York (as depositary) in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York's certificate of foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the AmBev shares. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see "Additional Information - Memorandum and Articles of Association - Restrictions on Foreign Investment" and " - Key Information Exchange Controls". For a more complete description of Brazilian tax regulations, see "Additional Information - Taxation - Brazilian Tax Considerations".

     THE AMBEV ADSs HAVE FEWER AND LESS WELL DEFINED SHAREHOLDERS' RIGHTS AS COMPARED TO SHAREHOLDERS' RIGHTS OF SIMILAR U.S. COMPANIES

     AmBev's corporate affairs are governed by AmBev's bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply to AmBev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares and ADSs under Brazilian Corporate Law to protect your interests relative to actions taken by AmBev's Board of Directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

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


                 RISKS RELATING TO THE NOTES AND THE GUARANTY


     POSSIBLE EXTENSION OF THE EXPECTED MATURITY OF THE NOTES

     Under the terms of the notes and the indentures, if, on the expected maturity date for the notes, the insurance policy is in effect or certain funds are on deposit in the reserve account and certain specified events have occurred and are continuing relating to the imposition of currency exchange controls in Brazil, the date for the repayment of the notes will automatically be extended until the earlier to occur of (i) twenty-four calendar months from the expected maturity date; (ii) the latest date for which funds are available in the reserve account or under the letter of credit and under the insurance policy to pay interest on the notes; or (iii) the thirtieth day after any such currency exchange control event has ended. Accordingly, you should not rely, in making your investment decision, on receiving repayment in full of the notes on the initial expected maturity date.

     Any such extension of the expected maturity date could, depending on changes in the financial conditions of CBB, ultimately affect the ability of the noteholders to receive all amounts due to them under such international notes and the related international indentures.


     POSSIBLE LIMITATIONS OF AMBEV's OBLIGATIONS UNDER THE GUARANTY

     AmBev entered into a guaranty in support of the issuer's obligation under the notes and the indenture. Our obligation to guarantee the payment of amounts of principal, interest or other amounts due under the notes and the indenture applies, subject to some limitations, irrespective of whether any such amounts are due at maturity of the notes or otherwise.

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

     JUDGMENTS OF BRAZILIAN COURTS ENFORCING OUR OBLIGATIONS UNDER THE NOTES, THE INDENTURE OR THE GUARANTY WOULD BE PAYABLE ONLY IN REAIS

     If proceedings were brought in Brazil seeking to enforce our obligations under the notes, the indenture, or the guaranty, we would not be required to discharge our obligations in a currency other than reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Brazilian currency, which is payable in Brazil, may only be satisfied in Brazilian currency at the rate of exchange, as determined by the Central Bank, in effect on the date of payment.


     A FINDING THAT THE GUARANTY EXECUTED BY AMBEV WAS A FRAUDULENT CONVEYANCE COULD RESULT IN NOTEHOLDERS LOSING THEIR LEGAL CLAIM AGAINST AMBEV

     The issuer's obligation to make payments on the notes is supported by AmBev's obligation under the guaranty to guarantee payments by CBB on the notes. AmBev has been advised by Cravath, Swaine & Moore LLP, its United States counsel, that the guaranty is valid and enforceable in accordance with the laws of the State of New York. AmBev has been advised by its Brazilian legal counsel that the guaranty has been duly authorized under the laws of Brazil and is valid, binding and enforceable against AmBev in accordance with its terms. In the event that U.S. federal or state fraudulent conveyance or similar laws are applied to the guaranty, and the guarantor, at the time it entered into the guaranty:

  o was or is insolvent or rendered insolvent by reason of its entry into the guaranty;

  o was or is engaged in business or transactions for which the assets remaining with AmBev constituted unreasonably small capital; or

  o intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and

  o received or receives less than reasonably equivalent value or fair consideration therefore,

then the obligations of AmBev under the guaranty could be avoided, or claims in respect of the guaranty could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by AmBev as a result of CBB's issuance of these notes. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the notes would not have a claim against AmBev under the guaranty and will solely have a claim against CBB. We cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the noteholders relating to any avoided portion of the guaranty.

     CONTROLS AND RESTRICTIONS ON FOREIGN CURRENCY REMITTANCE COULD IMPEDE OUR ABILITY TO MAKE PAYMENTS UNDER THE NOTES AND THE GUARANTY

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

     In the event that no such additional authorizations are obtained or obtainable from the Central Bank for the payment by CBB or AmBev of amounts owed under the indenture, the notes or the guaranty, as the case may be, CBB or AmBev may be able to lawfully pay the amounts due under the notes or the guaranty through an international transfer of reais. Through the international transfer of reais mechanism, payments made in reais by CBB or AmBev will be deposited in non-resident accounts held by foreign financial institutions, which would then purchase U.S. dollars through the floating market, as defined in " - Exchange Rate Information" and " - Exchange Controls", and remit U.S. dollars to the relevant agent for payment of the notes. No assurance can be given that the international transfer of reais or the floating market will remain legally or commercially available to Brazilian residents.

     As of February 1, 1999, the floating market and commercial market were unified and Brazilian banks adopted the same rates, leading to a convergence in the pricing and liquidity of both markets. Consequently, while there is still a regulatory distinction between the two markets, as of the date of this annual report, there is no practical distinction between the commercial market and the floating market.



     BOOK-ENTRY REGISTRATION

     Because transfers and pledges of global notes can be effected only through book entries at the Depositary Trust Company ("DTC"), the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly, or indirectly through Euroclear or Clearstream, to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.



     SUBORDINATION TO CERTAIN STATUTORY LIABILITIES

     Under Brazilian law, our obligations under the guaranty, the notes and the indenture are subordinated to certain statutory preferences. In the event of our bankruptcy, such statutory preferences, such as claims for salaries, wages, social security and other taxes, court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the guaranty.


     POSSIBLE VOLUNTARY CANCELLATION OF THE INSURANCE POLICY AND THE LETTER OF CREDIT AND REFUNDING OF AMOUNTS ON DEPOSIT IN THE RESERVE ACCOUNT

     Subject to certain conditions precedent relating to the rating of the notes, CBB may request the trustee to cancel the insurance policy, refund all amounts on deposit in the reserve account and allow the letter of credit to be cancelled after the third anniversary of the closing date. Any such cancellation and withdrawal may significantly affect the ability of noteholders to receive payments under their notes during a currency exchange control event occurring after any such cancellation, withdrawal and refund.


     CROSS-DEFAULT CLAUSES

     As a consequence of a change in control, BNDES may accelerate their outstanding loans to AmBev. If they do, noteholders would have the right to request acceleration of the notes. To date there has not been a change of control, and BNDES does not yet have the right to accelerate the indebtedness. We have requested a waiver of this provision from BNDES in connection with the Interbrew-AmBev Transactions.

                    RISKS RELATING TO THE INSURANCE POLICY


      LIMITED FINANCIAL INFORMATION CONCERNING THE INSURER

      The rating of the notes is in part based on the availability of the insurance policy to cover certain risks related to inconvertibility or non-transferability of amounts which may be paid by the issuer and the guarantor under the indenture, the notes and the guaranty in the event that the Brazilian government imposes limitations on the conversion of reais to U.S. dollars. No financial information concerning the insurer is included in this annual report and statutory financial statements are available from the Delaware insurance authorities. The insurer's financial obligations are subject to pooling arrangements with its parent and certain of its affiliates, which arrangements depend on the financial condition of these entities. No financial information concerning these entities is included herein. Any decline in the financial condition of the insurer or any of these companies may impair the ability of the insurer to pay claims under the insurance policy and could result in a downgrade of the rating of the notes.


     LIMITATION ON AMOUNT OF COVERAGE UNDER THE INSURANCE POLICY

     The insurance policy has a policy payment limit in U.S. dollars which corresponds to the amount of scheduled interest due on the notes for eighteen months. Combined with the amounts on deposit in a reserve account or available under the letter of credit, the amounts available to the trustee from the insurance policy should be sufficient to cover the payment of interest due on the notes for up to four interest payment periods. If for any reason any currency exchange control event were to continue for a period longer than twenty-four months (four consecutive interest payment periods) during which time CBB or AmBev would otherwise be required to make payments to the trustee on behalf of the noteholders under the notes or the guaranty, a default may occur on the notes. In such cases, noteholders may, in certain circumstances be required to accept reais in satisfaction of the CBB's and AmBev's obligation to make payments to the trustee under the notes and the guaranty regardless of whether such reais are then convertible into U.S. dollars or any other currency. See "- Risks Relating to the Notes and the Guaranty - Judgments of Brazilian courts enforcing our obligations under the notes, the indenture or the guaranty would be payable only in reais".


     CONDITIONAL NATURE OF THE INSURER'S OBLIGATION TO PAY UNDER THE INSURANCE POLICY

      The insurer's obligation to make payments under the insurance policy is subject to certain conditions, limitations and exclusions including, but not limited to:

  o the requirement that CBB or AmBev generally either attempt and fail to convert reais to U.S. dollars or attempt and fail to transfer U.S. dollars from Brazil to the trustee in New York;

  o certain events causing the failure of CBB to pay under the indenture or AmBev to pay under the guaranty, as the case may be, continuing for the entire 180 calendar-day waiting period under the insurance policy;

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


     LIMITATION ON TIMING OF PAYMENTS UNDER THE INSURANCE POLICY

     The insurance policy requires that the insurer make payments in respect of a claim thereunder 180 days after the original payment schedule for principal of, and interest on, the notes. Accordingly, in the event of an acceleration of the notes prior to the maturity thereof during certain events, the insurer will not be obligated to make such payments in the event of any such acceleration.


           RISKS RELATED TO THE PROPOSED INTERBREW-AMBEV TRANSACTION

THERE MAY BE UNFORESEEN COSTS AND DIFFICULTIES ASSOCIATED WITH THE INTEGRATION
                                  OF LABATT

     The proposed Incorporacao transaction will involve the integration of two companies, AmBev and Labatt, that have previously operated within different organizational structures, markets and geographic regions. While we have identified certain potential synergies and cost savings that we believe may be realizable following the completion of the transaction, there can be no assurance that such potential synergies and cost savings will be realized in the near future, if at all. Labatt operates in a market and geographic region that has different characteristics from the markets and regions in which we have historically operated, and as a result, we may encounter unexpected challenges and problems in the management and operation of the Labatt business. Accordingly, there can be no assurance that substantial expenses and delays will not be incurred in the course of the integration. The process of coordinating and integrating the acquisition could interrupt or interfere with the ordinary operations of the businesses. Any major difficulties encountered in the integration of the businesses could have a material adverse effect on our business, financial condition and results of operation.

THE CONSUMMATION OF THE PROPOSED TRANSACTION IS SUBJECT TO THE SATISFACTION OF VARIOUS CONDITIONS AND ANY FAILURE OR DELAY IN THE SATISFACTION OF THOSE CONDITIONS COULD DELAY AND POSSIBLY PREVENT THE CONSUMMATION OF THE TRANSACTION.

     The consummation of the proposed Interbrew-AmBev Transactions is subject to the satisfaction of various conditions, including the receipt of approval of the Brazilian Central Bank. Any failure or delay in the satisfaction of those conditions will delay and possibly prevent the consummation of the transaction.

INFORMATION ON THE COMPANY



                     BRAZILIAN BEVERAGE INDUSTRY OVERVIEW



     THE MARKET

     Brazil has a current population of approximately 177 million and 3.3 million square miles of territory. According to the Brazilian Institute of Geography and Statistics (IBGE), the Brazilian economy contracted by 0.2% in 2003. The Brazilian beer market is the fourth largest in the world and the largest in Latin America, with annual consumption of 85 million hectoliters in 2003, according to Euromonitor. The Brazilian soft drinks market, 130 million hectoliters of consumption in 2002, is the third largest in the world according to PepsiCo1. According to the most recent research of IBGE, the Brazilian market has a large and youthful consumer base, with 38.1% of the Brazilian population under the age of 18. These factors, together with the effects of an unequal regional income distribution, present significant opportunities for growth in the Brazilian beverage market, especially if considered that beer and soft drink consumption is at relative low levels, at 49 liters per capita per year for beer, according to Euromonitor, and 66 liters per capita per year for soft drinks, according to PepsiCo.


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

     At the end of 2002, Brazil elected a new president from the Workers Party, Luiz Inacio Lula da Silva. In the period leading up to, and subsequent to, his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macro-economic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. In 2002 GDP grew by 1.5%, according to IBGE.

     In January 2003, when the new government took office, it focused on building credibility and reversing the economic damage stemming from concerns regarding the policies the new government would pursue. As a result, macroeconomic policy dominated the agenda in 2003. The two cornerstones of the new government's economic policy were the endorsement of the International Monetary Fund (IMF) program agreed to by the previous administration in August 2002 and the announcement of inflation targets for 2003. These initiatives were followed by an increase in the primary surplus of the public sector to 4.25% of GDP (from 3.75% under the IMF program) and a sharp increase in interest rates by the Central Bank. Through these actions, the Lula administration made clear its commitment to reduce the burden of domestic

------------------------
1 PepsiCo has not yet released market information for the 2003 calendar year. We have therefore based our market analysis on 2002 information for soft drinks.

public debt and reverse inflationary expectations. As a result, macroeconomic economic indicators improved during 2003. The economy has continued to improve slightly during the first five months of 2004. During the first three months of 2004, GDP increased by 2.7% over the same period in 2003. Comparing the first and the last quarter of 2003, the annualized rate of inflation fell from 23% to 3%, and inflationary expectations for 2004 are close to the government target rates. In addition, the real appreciated 22.3% during the year.

     Recently, in April 2004, statements from the Federal Reserve Bank of the United States regarding a potential increase in interest rates, in combination with other factors, caused a depreciation of the real. The impact may have a negative effect on the Brazilian capital markets as well as the level of consumer spending.



     THE BRAZILIAN BEER MARKET

     Fourth Largest Market in the World


     Brazil is the fourth largest beer market in the world and the first in Latin America in terms of consumption, according to Euromonitor. The following table shows the ranking of beer consumption per country in selected markets in 2003:


COUNTRY                                             2003 ANNUAL CONSUMPTION
-------------                                     ----------------------------
                                                   (millions of hectoliters)

China.............................................            260
United States.....................................            239
Germany...........................................            97
Brazil............................................            85
Mexico............................................            52
Canada............................................            22
Venezuela.........................................            14
Argentina.........................................            14

--------------------
Source: Euromonitor International, Inc. "World Market for Beer Report, 2003"


     Low Per Capita Beer Consumption

     Beer is the second most popular drink category in Brazil after soft drinks. However, per capita beer consumption in Brazil is relatively low compared to many other large markets, mainly due to the unequal regional income distribution among the Brazilian population. Per capita consumption of beer has been relatively stable since 1995 despite declines in real wages and attempts to access the lower income segments of the population. Per capita consumption of beer in Brazil was approximately 48.8 liters per year in 2003, and ranks 29th in the world, according to Euromonitor. The following table sets forth the world ranking in terms of per capita beer consumption in selected countries in 2003:

COUNTRY                                         2003 LITERS PER PERSON / YEAR
----------------                                -------------------------------
Germany........................................              119
United States..................................               85
Canada.........................................               71
Venezuela......................................               54
Mexico.........................................               50
Brazil.........................................               49
Argentina......................................               37

-----------------------
Source: Euromonitor International, Inc. "World Market for Beer Report, 2003"


     Channels

     Brazilian beer sales are distributed through several points of sales. We serve approximately one million points of sale. On-premise sales, particularly through bars and restaurants, dominate the market and have the highest margins. Off-premise sales, mainly through supermarkets, are highly price-sensitive, with cans as the predominant packaging through this channel. Channel mix has been stable in the last few years, with supermarkets representing approximately 30.1% of the market in 2003, according to ACNielsen.

     Prevalence of Returnable Packaging

     The main packaging in bars and restaurants are 600 ml returnable bottles. According to ACNielsen, they represented approximately 67.7% of beer sales in 2003, with the remaining 32.3% consisting of sales of one-way packaging, including non-returnable bottles and cans, sold mainly in supermarkets. Because on-premise beer sales are typically delivered in returnable bottles, the capital expenditures and the commitments necessary to develop an efficient bottling operation remain a significant barrier to entry in the Brazilian beverage industry.

     Pricing

     Wholesale and retail prices of beer have not been regulated in Brazil since July 1990, when formal governmental price controls were lifted. Beer sales volume is heavily influenced by pricing. Key factors used in determining retail price for beer include brand preference, national and/or local price promotions offered by producers, whether consumption takes place on or off-premise, product category, whether the packaging is returnable or non-returnable, the desired profit margins and the geographical location of the retailer.

     The following table shows our estimate of the breakdown of the average retail price of beer paid by Brazilian consumers for our products in 2003:

                                               YEAR ENDED DECEMBER 31, 2003
                                             -----------------------------------
                                                (Industry Margin Pool - %)

Producers...............................                   31%
Distributors............................                   10%
Retailers...............................                   32%
Taxes...................................                   27%
                                         ---------------------------------------
Total...................................                   100%

---------------------------
Source: Company Estimates

     Seasonality

     Sales of beer in Brazil and AmBev's other principal markets are seasonal, with stronger sales in the early summer. This is demonstrated by the following table, which sets forth our sales by quarter in Brazil for the years indicated:

                                                YEAR ENDED DECEMBER 31,
                                    -----------------------------------------
                                     2003      2002        2001      2000(1)
                                    ------    ------      ------    ---------
                                             (millions of hectoliters)

First quarter......................  14.1      13.3        15.2        14.3
Second quarter.....................  13.1      12.9        13.1        13.0
Third quarter......................  12.0      13.6        13.3        13.7
Fourth quarter.....................  16.1      18.2        17.4        18.2
                                    ------    ------      ------      ------
Total..............................  55.3      58.0        59.0        59.2
                                    ======    ======      ======      ======

---------------------
Source: Company figures.

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

     Taxation

     Brazilian beverage producers operate in a relatively unfavorable tax environment, which results in higher beverage prices to consumers. In 2003, the average excise and value added taxes (IPI and ICMS) applicable to sale of beer paid by Brazilian beer producers, distributors and retailers is estimated to equal 77% of AmBev's net sales.

     Brazilian taxes on beer products include:

   o IPI - a federal excise tax imposed on industrialized products. IPI is calculated based on a fixed amount over units sold, varying depending on the size and packaging of the product, and levied based on "Free on Board" ("FOB") sales price of the product.

   o ICMS - a state value added tax. In the beverage industry, the producer has the obligation of collecting the distributor's and the retailer's tax debt portion. The ICMS is package-specific in 21 out the 27 Brazilian states, varies depending on size, and is levied based on a tax rate applied to the consumer price with a different tax rate in each state.

   o PIS/COFINS - Prior to December 2002, in compliance with Law 10,637/02, the federally levied PIS and COFINS taxes were charged over gross revenues with two rates of 0.65% and 3.00%, respectively. Since December 2002, a new PIS taxation mechanism has been implemented. As a result, PIS is now charged as a value added tax, and the rate increased from 0.65 to 1.65%. According to this new taxation mechanism, taxpayers may recognize PIS credits corresponding to 1.65% over certain costs and expenses. Those credits can be used to reduce the PIS due on taxable revenues.

     Similarly, in December 2003, in compliance with Law 10,833/03, the same taxation mechanism was implemented for COFINS taxation. This law increased the tax rate for COFINS from 3.00 to 7.60%, and allowed the recognition of tax credits corresponding to 7.60% over certain costs and expenses. The law also established specific PIS/COFINS taxation on soda, water and beer, in which producers are responsible for the whole chain of PIS/COFINS collection (monophase taxation).

     New legislation enacted on December 29, 2003 also provided for a specified PIS/COFINS tax on soda, water and beer for which product producers bear responsibility for collection throughout the supply chain (monophase taxation). In this system, the PIS and COFINS are calculated based on the producer's gross revenue by applying, respectively, a 2.5% and 11.9% tax rate. The new legislation also gives soda, water and beer producers the right to adopt a "special regime" in which products are taxed on a fixed amount based on volumes sold.

     As we adopted the special regime for PIS/COFINS, the following new tax rates are applicable:


  o  Beer: PIS=R$0.0202/litre and COFINS=R$0.0935/litre

  o  Soda and Water: PIS=R$0.0117/litre and COFINS=R$0.0539/litre

     To partially mitigate these high tax rates, many states in Brazil offer attractive sales tax deferral programs to attract investments to their regions. See "Operating and Financial Review and Prospects - Sales tax deferrals and other tax credits" and "Key Information - Risk Factors - The pending tax reform in Brazil may increase our tax burden".


         THE BRAZILIAN SOFT DRINK MARKET

         Third Largest Market in the World.

     Brazil's soft drink market is currently the second largest in Latin America and the third largest in the world in terms of sales volume, with approximately 130 million hectoliters sold in 2002, according to PepsiCo. The following table shows estimated soft drink consumption in selected countries in 2002:

COUNTRY                        ANNUAL CONSUMPTION         ANNUAL CONSUMPTION
----------                 --------------------------  ------------------------
                            (millions of hectoliters)  (millions of 8 oz. cases)

United States..............            549                       9,672
Mexico.....................            147                       2,594
Brazil.....................            130                       2,298
Germany....................            73                        1,287
Great Britain..............            57                          998
China......................            54                          954

------------------
Source: PepsiCo


     Soft Drinks Consumption

     Brazilian soft drink consumption grew considerably in the 1990s but has remained relatively stable in recent years, according to ACNielsen. For the same demographic reasons as for beer consumption, per capita consumption of soft drinks remains low at 74.8 liters in 2002, according to PepsiCo. The following table, which shows per capita consumption in selected countries in 2002, demonstrates that Brazil's per capita consumption remains relatively low:

                                                      LITERS PER PERSON /
  COUNTRY                                                    YEAR
  --------------                                     ----------------------

United States.....................................          189.9
Mexico............................................          145.0
Great Britain.....................................           95.2
Germany...........................................           89.4
Brazil............................................           74.8
China.............................................            4.2

-------------------
Source: PepsiCo


     Flavors

     The Brazilian soft drinks market is primarily composed of colas and flavored soft drinks. The principal competitor of the colas is Guarana, a Brazilian soft drink based on a tropical berry-like fruit that grows in the Amazon rainforest. The flavors segment has grown significantly in market share in recent years, mainly due to low price producers, called B-Brands. Since 1999, the market has successfully developed strategies to halt the growth of B-Brands, including pricing policies and advertising. New flavors such as apple, citrus and strawberry have also been introduced in the previous years by low price producers. In 2002, the Coca-Cola Company launched a line of flavored beverages using the Fanta brand which includes apple and citrus flavors. In 2003, this line was further extended with the addition of a strawberry flavored beverage.

     The following table sets forth the percentage of total carbonated soft drink sales volume by flavor in Brazil during the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
                                   2003      2002      2001     2000      1999
                                  ------    ------    ------   ------    ------
                                           (Flavor Market Share - %)

Guarana........................... 26.4      27.7      28.3     28.1      29.2
Cola.............................. 46.6      44.3      43.9     42.9      42.3
Others............................ 27.0      28.0      27.8     29.0      28.5

--------------------
Source: AC Nielsen


     Packaging

     Non-returnable packaging, such as cans and plastic bottles (PET), are the principal containers used in the Brazilian soft drink market, representing approximately 89.8% of the packaging used for soft drinks in 2003. The introduction of plastic bottles, specifically the 2-liter PET, has been the principal innovating factor in the sector in the last 10 years, decreasing the price per liter and facilitating the entry and development of new regional low-price competitors, which together represented approximately one third of the total market in 2003. While the introduction of non-returnable packaging required relatively low investments for the development of an efficient bottling operation and distribution network, resulting in consumption increase, it is also a less profitable type of packaging, resulting in lower industry margins. In 2003 the Coca-Cola Company launched new types of non-returnable packaging, such as the 3-liter PET non-returnable bottle. This initiative appears to be aimed at reducing the B-brands' market share by encouraging the consumption of returnable family size glass bottles, which are comparably priced or even cheaper than B-Brands' 2-liter PET non-returnable packs.

     Channels

     Due to the price-sensitivity of the market in soft drinks, and the shift in packaging presentation toward low cost non-returnable plastic bottles, the channels through which soft drinks are sold in Brazil have also shifted toward off-premise (mainly supermarkets) channels. According to ACNielsen, in 2003 approximately 24.3% of Brazilian soft drink sales were made on-premise (bars and restaurants), with the remaining 75.7% being off-premise, predominantly in supermarkets.

     Pricing

     There have been no government-imposed price controls on the wholesale or retail prices of soft drinks since 1990. AmBev's pricing strategy has been and will continue to be to narrow the price gap between our brands and the market leader brands, through initiatives to improve our revenue management.

     The following table shows our estimate of the breakdown of the average retail price of soft drinks paid by Brazilian consumers for our products in 2002:

                                                  YEAR ENDED DECEMBER 31, 2003
                                                -------------------------------
                                                   (Industry Margin Pool - %)

Producers........................................            34.6%
Distributors.....................................             9.4%
Retailers........................................            34.8%
Taxes............................................            21.2%
                                                -------------------------------
Total............................................             100%

----------------
Source:  AmBev


     Seasonality

     As with beer, soft drink sales in Brazil and in AmBev's other principal markets are seasonal, although seasonal variations in soft drink sales tend not to be as strong as seasonal variations in beer sales. The following table sets forth AmBev's soft drink quarterly sales for the years indicated in
Brazil:

                                                  YEAR ENDED DECEMBER 31,
                                        ----------------------------------------
                                         2003      2002      2001       2000(1)
                                        ------    ------    ------     --------
                                                 (Millions of hectoliters)

First quarter............................  4.2       4.4       4.7        4.1
Second quarter...........................  4.1       4.1       4.0        3.7
Third quarter............................  4.0       4.0       4.4        3.9
Fourth quarter...........................  5.4       5.7       5.4        5.3
                                          -------------------------------------
Total.................................... 17.7      18.2      18.5        17.1
                                          =====================================

-------------------
Source:  AmBev
(1) Includes Brahma and Antarctica sales.

     Taxation

     As is the case with beer sales, sales of soft drinks in Brazil are subject to a high level of taxation, which results in substantially higher prices to consumers. See "Information on the Company - The Brazilian Beer Market - Taxation." The overall level of taxation in soft drinks is similar to beer, however, the IPI rate on soft drinks that contain natural fruit juice or vegetable extract is reduced by 50%. In 2003, the average excise and value-added taxes (IPI and ICMS) applicable to soft drink sales paid by producers, distributors and retailers in Brazil is estimated to equal approximately 55% of AmBev's net sales.


     THE BRAZILIAN NON-ALCOHOLIC AND NON-CARBONATED BEVERAGES (NANC) MARKET

     NANC consumption

     The Brazilian NANC market consists primarily of powdered juice, bottled water, concentrated juice, ready-to-drink (RTD) juice, RTD tea, isotonic sport drinks, energy drinks and coconut water, both natural and industrialized. The Brazilian NANC market (excluding coconut water) has grown at an annual compounded rate of 9.7% per year from 1999 to 2003, according to ACNielsen. This, however, still represents less than half of the Brazilian soft drink market. The following table sets forth the estimated consumption, by category, in Brazil, during the periods indicated:



                                                                        YEARS ENDED DECEMBER 31,
                                                        2003         2002         2001        2000         1999
                                                                       (Millions of hectoliters)
Bottled Water................................           15.5         12.5         11.1        10.0          9.6
Ready-to-drink teas..........................            0.5          0.5          0.4         0.4          0.3
Isotonic sports drinks.......................            0.3          0.3          0.3         0.3          0.4
Powdered juice...............................           24.3         21.5         18.8        17.0         16.5
Concentrated juice ..........................            5.4          6.2          5.8         5.7          5.5
Ready-to-drink juice.........................            1.8          1.6          1.2         0.8          0.7
Energy drinks................................            0.04         0.05         0.04        0.01(1)        -

Total........................................           47.8         42.6         37.6        34.2         33.0

---------------------
Source: ACNielsen

(1) Energy drinks' volume in 2000 represents only the period from May to December; from 2001 on the volumes represent the full year.



     Seasonality

     As with beer and soft drink sales in Brazil, NANC sales are seasonal. The patterns of seasonality for NANC are similar to those of beer. The following table sets forth our quarterly sales volumes in Brazil for the years indicated in thousands of hectoliters:

                                                       YEAR ENDED DECEMBER 31,
                                          2003       2002        2001      2000
                                          -----     ------      ------    ------
                                                 (thousands of hectoliters)

First quarter...........................  382        433         225       140
Second quarter..........................  273        319         159       111
Third quarter...........................  236        277         187       114
Fourth quarter..........................  211        404         271       194
Total................................... 1,101      1,434        842       560

--------------------
Source: AmBev

                            AMBEV BUSINESS OVERVIEW



     HISTORY AND DEVELOPMENT OF THE COMPANY

     See "Background on the Company - History and Development of the Company".

     OVERVIEW

     We are the largest brewer in Latin America in terms of sales volumes and the fifth largest beer producer in the world, according to Euromonitor. We produce, distribute and sell beer, soft drinks and other beverage products primarily in Brazil, but also in the Dominican Republic, Ecuador, Guatemala, Peru and Venezuela. In Brazil, we are the leader in the beer market, with a 67.2% volume share in 2003, according to ACNielsen; in the soft drinks segment we are the second largest competitor, with a 16.6% volume share in 2003, also according to ACNielsen. Through the acquisition of our stake in Quilmes Industrial Societe Anonyme (Quinsa) in early 2003, we are also present in the beverage markets of Argentina, Bolivia, Chile, Paraguay and Uruguay. Quinsa is the leader in the beer markets of these countries except for Chile. We are also one of the largest Latin American soft drink producers and sole distributor of Pepsi beverage products in Brazil. The balance of our business is comprised primarily of sales of NANC beverage products, including mineral water, isotonic sport drinks, iced tea, and other products.

     We had consolidated net sales of R$8,683.8 million in 2003 compared to R$7,325.3 million in 2002. Net sales from our beer operations in Brazil were R$6,114.6 million, accounting for 70.4% of our consolidated net sales in 2003. Our sales volumes of beer in Brazil totaled 55.0 million hectoliters in 2003. In May 2004, our brands accounted for 66.0% of the Brazilian beer market, according to ACNielsen. AmBev's proprietary beer brands Skol, Brahma Chopp and Antarctica Pielsen are among the most-consumed brands in the world and occupy the first, second and the third position, respectively, in the Brazilian beer market as of May 2004, according to ACNielsen. Our beer production capacity in Brazil is 84.5 million hectoliters per year as of May 2004.

     Net sales from our CSD & NANC operations were R$1,332.1 million in 2003, accounting for approximately 15.3% of AmBev's consolidated net sales. CSD & NANC volumes were approximately 18.8 million hectoliters in 2003. In May 2004, we had a 16.9% market share of the Brazilian CSD market, according to ACNielsen. Our CSD production capacity in Brazil is 37.3 million hectoliters per year as of May 2004. The core brands of our CSD portfolio are Guarana Antarctica, a proprietary brand, and Pepsi Cola and Pepsi Twist, which we license from PepsiCo. Our core portfolio accounted for approximately 84.7% of our CSD sales volumes in 2003. In total, we sold approximately 17.7 million hectoliters of CSD beverages in 2003 in Brazil. For the year ended December 31, 2003, net sales from CSD operations in Brazil were R$1,205.1 million, accounting for approximately 13.9% of our consolidated net sales. For the year ended December 31, 2003, net sales of NANC beverages, including isotonic sport drinks Gatorade and Marahon, Fratelli Vita mineral water and Lipton Ice Tea among others, were approximately R$127.1 million, accounting for approximately 1.5% of our consolidated net sales. In total, we sold approximately 1.1 million hectoliters of NANC beverages in Brazil in 2003.

     Net sales from our International Operations in 2003 were R$1,046.1 million, compared to R$396.3 million in 2002, and they represented 12.1% and 5.4%, respectively, of AmBev's consolidated net sales. Our most significant operations outside Brazil are Cerveceria Rio, our subsidiary in Guatemala, and Quinsa. Our economic interest in Quinsa was 50.9% at May 31, 2004. The two operations together represented 76.1% of our international net sales in 2003.

     The remainder of our consolidated net sales is composed of sales of by-products and malt to third parties in Brazil, which we classify as "Other Products." Other Products contributed sales of R$190.9 million in 2003, representing 2.2% of AmBev's consolidated net sales.

     We have an extensive distribution network, for the sale and distribution of our products, including a network of approximately 332 exclusive third party distributors and 32 own direct distribution centers. In 2003, third party distributors accounted for 63.1% of our sales volume in Brazil, while our own direct distribution system accounted for 36.9% for the same period.

     Operations in Brazil are supported by a production system that includes 29 beverage plants, 11 of which are breweries, four of which are CSD & NANC bottling plants and 14 of which are mixed plants (both brewing and CSD & NANC bottling operations are conducted). The aggregate production capacity of our beverage plants is approximately 88.3 million hectoliters of beer and 45.7 million hectoliters of soft drinks. In addition to the beverage plants, our Brazilian operations are also supported by six other facilities: four malting plants (one in Brazil, two in Uruguay and one in Argentina), one concentrate house and one producer of crown caps (the latter two plants located in Brazil).

     In 2003, AmBev revised how it reports its operating results to better reflect the expanding geographical scope of its business. Previously, our operating results were categorized into three primary business segments: Beer, Soft Drinks and Other Products (including NANC, by-products and malt sales to third parties). Both Brazilian and international operations were reflected in the results for the beer segment. In order to provide a more meaningful presentation of AmBev's operations outside Brazil, which have become increasingly relevant following the acquisition of our stake in Quinsa, our reports now reflect the following four business segments:

               o    Beer Brazil

               o    CSD and NANC

               o    Other Products

               o    International Operations

     The consolidation of the first three business segments provides the results for AmBev's operations in Brazil ("AmBev Brazil" or "Brazilian Operations"). Since sales outside Brazil were insignificant until the end of 2002, application of our new reporting methodology to prior periods does not result in any material changes to the reports previously made available for those periods.

     COMPETITIVE STRENGTHS

     Our principal goal is to continue expanding our leading position in the Brazilian beverage market. We believe that we have several competitive strengths that will enable us to achieve this goal, including:

     Leading position in one of the largest beverage markets in the world: We are the leading producer in the Brazilian beer market, which was the fourth largest market in the world in 2003, according to Euromonitor. We are also the second largest producer in the Brazilian soft drink market, which was the third largest in the world in 2001, according to PepsiCo. According to the Brazilian Institute of Geography and Statistics ("IBGE"), the Brazilian market has a large and youthful consumer base, with 38% of the Brazilian population under the age of 18. These factors, together with the effects of an unequal regional income distribution, present significant opportunities for growth in the Brazilian beverage market. Our leading position in the Brazilian beverage market has enabled us to generate a substantial and growing revenue base. Moreover, it provides an excellent platform for further growth.

     Extensive and efficient distribution system: Using our extensive distribution network, which combines direct and third-party distribution systems, we serve over one million points of sale throughout Brazil with our beer, soft drinks and NANC beverage products. This network allows us to deepen our market penetration and further enhances our favorable competitive position in terms of both cost and service. The integration of our three distribution networks (Antarctica, Brahma and Skol), and the expansion of direct distribution in large cities will allow us to realize significant cost savings and higher margins through economies of scale and delivery of multiple brands with the same fixed-cost structure. We believe this integration will also result in an alignment of interests and improve brand management.

Finally, we use proprietary technology to capture data on sales trends, consumption patterns and the sensitivity of demand of each point of sale.

     Broad portfolio of leading brand name products: We offer a complete portfolio of beer, soft drink and NANC beverage products, including some of the most consumed beer brands in the world. The Skol, Brahma Chopp and Antarctica Pilsen brands are the top three beer brands in Brazil, according to ACNielsen. Moreover, our beer portfolio had approximately 77% brand preference in June 2003, according to our estimates. In addition, we own the second most consumed soft drink brand in Brazil, Guarana Antarctica, according to ACNielsen. We believe that our extensive beverage portfolios enable us to address a wide variety of consumer preferences across consumption occasions, demographic profiles and regions.

     Low cost producer: We believe that we are one of the lowest cost producers in the beer industry. We have increased operating efficiency and production capacity through significant investments in plant modernization, plant construction and technological advancement. We regularly set benchmarks for ourselves against other participants in the beverage industry and implement new projects and measures to further improve our productivity. In addition, we expect to continue to: (i) achieve further reductions on prices of raw material, packaging and utilities through negotiation, development of new national and international suppliers and tolling operations; (ii) reduce costs and increase yields through the launch of several multifunctional initiatives and projects, and new developments in Packaging Engineering; (iii) increase process and packaging efficiencies by improving plant floor execution to reduce labor costs; and (iv) reduce fixed costs through supplier centralization and development.

     Management expertise: The Brazilian beverage market, one of the largest beverage markets in the world, presents significant opportunities for growth. We believe our management expertise, coupled with our leading brands and our extensive network, will allow us to capitalize on such opportunities. Moreover, our management possesses over a decade-long track record of successfully operating AmBev's business through political instability and economic downturns, such as through periods of high inflation and currency devaluation. Our management team has proven over time its ability to continue creating value even in the most difficult circumstances.

     BUSINESS STRATEGY

     Our growth strategy is driven by the following objectives: managing revenue and creating per capita consumption opportunities; capturing market opportunities; improving distribution efficiency; improving point of sale execution; leveraging existing profitable opportunities in soft drinks; maintaining low costs; and recruiting, training and maintaining the best employees.

     To grow the top line through revenue management and the creation of per capita consumption opportunities: We will continue to invest in our brands to strengthen consumer preference and are progressively increasing sales volumes from our higher margin brands. With consumer preference for our brands already at approximately 77% in June 2003, according to our estimates, we have a strong base from which to expand consumption by introducing new drinking occasions. We have launched new products, such as Skol Beats, re-energized heritage brands like Bohemia and Original to meet the preferences identified at premium prices, and we also launched Brahma Light. Based on market and consumer consumption data, we have targeted a range of opportunities for increasing per capita consumption by region, neighborhood, income class and consumption pattern. We also believe that we can still identify more opportunities to better manage the industry margin pool and to retain more of the value of our brands without increasing prices to the consumer above inflation.

     To capture market opportunities in Brazil: In addition to our strategy to increase sales of higher margin products and develop new consumption opportunities, our knowledge, brands, distribution network and sales technology also allow us to capitalize on the significant opportunities for growth offered in our primary mainstream market. The size of Brazil's beverage market, its low per capita beverage consumption, and its young and growing population combine to create a favorable backdrop for increased domestic beverage consumption. Moreover, we believe that improvements in the Brazilian economy could result in a growing demand for our products as consumers both increase the volume of their consumption and as they shift toward our premium-priced beverages instead of lower-priced beverage products made by other producers.

     To improve the efficiency of our distribution network: Delivering three national beer brands (Antarctica, Brahma and Skol) to one million points of sale is the most complex feature of our business. In recent years we have been gradually, but steadily, moving towards using direct distribution in major cities where economies of scale makes this a logical strategy. At the same time, we have been strengthening our system of third-party distribution. Instead of operating three inherited, parallel, single-brand systems, we are shifting towards a multi-brand network of distributors committed to handling all of our brands. Though far from completion, we have already begun to realize the revenue benefits of having three brands managed under the same sales and distribution process.

     To improve our point of sale execution through new and creative measures:
We are constantly seeking to improve our point of sales execution through new and creative measures. A key marketing initiative has been the introduction into the Brazilian market of our custom-made beer refrigerators for use at our points of sale. Our beer refrigerators focus on on-premise consumption, and are specially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these refrigerators were introduced, most beer in Brazil was served to consumers from refrigerators designed to chill soft drinks, which traditionally is preferred at warmer temperatures than beer. Our special refrigerators, decorated to maximize the visual impact of our Brahma, Skol, Antarctica and Bohemia brands, chill our beer products to sub-zero (centigrade) temperatures, which market research has shown to be the consumers' preferred temperature for beer.

     To leverage the profitability of the soft drink business by taking full advantage of the current infrastructure and sales technology of our beer business: We have a strong product portfolio that includes the three leading beer brands in Brazil (Antarctica Pilsen, Brahma Chopp and Skol). Also, our portfolio includes two of the top three soft drink brands in Brazil (Guarana Antarctica and Pepsi Cola), according to ACNielsen, and brand leaders in several niche segments. The stronger our soft drink brands, the better supplier we are to the point of sale and the greater the distribution cost synergies available to the business as a whole. We have also added more high-margin products to our portfolio, such as Gatorade and Pepsi Twist, to further enhance our profitability. The development of the soft drink segment has been and will continue to be of great strategic importance for us.

     To maintain our commitment to reduce costs: One of our key strengths is our ability to maintain and reduce costs. We are already one of the lowest cost beer producers in the world, but we still see opportunities to improve our productivity. For example, we created a Shared Services Center ("SSC") to centralize activities such as logistics, human resources and finance, which has allowed the sales and production units to sharpen their focus by eliminating these functions. The SSC leverages technology to achieve excellence in our processes, and can quickly incorporate new areas of operation.

     To recruit, train and maintain the best employees: The essence of AmBev has been, and will continue to be our culture, management strength and depth, and the unparalleled productivity of our employees. Our employees are carefully recruited and highly trained, as well as confident and demanding. We are exceptionally motivated by an aggressive variable pay system that rewards performance, ownership and entrepreneurship, while consistently adding sustainable shareholder value. AmBev, as a whole, is focused on achieving long-term, sustainable results - resilience and financial discipline are integral parts of our culture.

         OUR PRODUCTS AND BRANDS

     We produce beer, soft drinks and non-alcoholic non-carbonated beverages, including isotonic sport drinks, iced tea and water. Our operations in Brazil accounted for approximately 88.0% of our net sales in 2003.

     The following table presents a breakdown of AmBev's sales volumes by business segments:

                                                 YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                       2003              2002             2001
                                      ------            ------           -------
                                              (millions of hectoliters)
Beer Brazil..........................  55.3              58.0             59.0
CSD & NANC...........................  18.8              19.6             19.2
International Operations.............  10.3(1)            3.9              3.3

-----------------------------
Source: Company Information
(1) Includes Quinsa's volumes in proportion to AmBev's economic stake in Quinsa.

     The following table sets forth, as a percentage of total sales, our revenue breakdown per business segment during the periods indicated:

                                                 YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                      2003               2002             2001
                                     ------             ------           ------
                                                  (% of revenues)
Beer Brazil..........................  70.4              75.7             73.9
CSD & NANC...........................  15.3              16.8             15.8
International Operations.............  12.0               5.4              6.4
Other Products.......................   2.2               2.1              3.9

------------------------------
Source: Company Information


     Beer Brazil

     Beer Brazil is our core business and the largest contributor to our net sales. For the year ended December 31, 2003, Beer Brazil sales accounted for 70.4% of our net sales, totaling R$6,114.6 million and with sales volumes of
55.3 million hectoliters.

     Core brands

     Our beer brands are divided into three main beer brand portfolios: Skol, Brahma and Antarctica. Each of these portfolios offers a variety of beers, including pilsen, pilsner, lager, dark and non-alcoholic beers. Skol Pilsen, Brahma Chopp and Antarctica Pilsen, which are all standard pilsen beers, are our core products and the flagships of their respective brand portfolios.

     Premium brands

     The remainder of our beer sales in Brazil relates to premium brands, all of which are also proprietary brands, with the exception of licensed brands Miller and Carlsberg. Bohemia is the leading premium brand in Brazil, growing from 0.6% of volume market share in 2001, before its re-launch, to 1.8% in December 2003, according to ACNielsen. The development of this brand constitutes a significant step towards growing the super premium segment in Brazil which represented only 6.4% of industry volumes in 2003, according to ACNielsen.

     In October 2002, we launched Skol Beats, another brand introduced to develop the super-premium segment. This pilsen beer portfolio extension has a higher alcoholic content and is sweeter than its mother-brand Skol. The initial launch was concentrated in Sao Paulo, Rio de Janeiro and Minas Gerais, and the roll-out for the whole country was performed in March 2003.

     In August 2003, we re-launched Brahma Light. The initial re-launch was concentrated in metropolitan area of Sso Paulo, in cans and long-necks presentations. The national roll-out of Brahma Light is expected to take place during 2004.

     The following table sets forth the market shares of our principal beer brand portfolios by volume in Brazil:

PORTFOLIO                                          YEAR ENDED DECEMBER 31,
-------------                                 ----------------------------------
                                                  2003                  2002
                                              ---------------   ----------------
                                                      (Market Share - %)
Skol.........................................     32.8                  32.7
Brahma.......................................     20.9                  21.0
Antarctica...................................     13.5                  13.4

-------------------
Source: ACNielsen


     Our Skol portfolio includes Skol Pilsen, Skol Beats and Carlsberg, which are pilsen beers, and Caracu, which is a dark beer.

     Our Brahma portfolio includes Brahma Chopp and Miller Genuine Draft, which are pilsen beers and Malzbier, which is a dark beer, Brahma Extra, a strong-flavored pilsen beer, Chopp da Brahma, which is a draft beer, and Brahma Light, a light beer.

     Our Antarctica portfolio includes Antarctica Pilsen, Bohemia, Polar Pilsen, Serramalte, Antarctica Original and Antarctica Pilsener Chopp, which are pilsen beers, Antarctica Malzbier and Antarctica Pilsener Chopp Escuro, which are dark beers, Polar Export, which is a lager beer, Antarctica Pilsen Extra and Antarctica Pilsen Extra Cristal, strong-flavored pilsen beers, and Kronenbier, which is an alcohol free beer.

     Sales of beer in Brazil are conducted through an extensive distribution network, which includes approximately 332 exclusive third party distributors and 32 direct distribution centers. Through this network AmBev is able to serve approximately one million points of sale every week throughout Brazil.

     The majority of our beer is sold in 600 ml returnable glass bottles. In order to maximize sales and per capita consumption of our products, we analyze sales data on a regular basis in an effort to develop a mix of product presentations that best satisfies our consumers. The following table sets forth the historical presentations for our beer products by volume in Brazil:

PRESENTATION                                        YEAR ENDED DECEMBER 31,
------------------                            ----------------------------------
                                                2003         2002          2001
                                              -------       ------        ------
                                                          (% volume)
Returnable glass bottles.....................   69%          68%           67%
Cans.........................................    25           26            27
Non-returnable glass bottles.................    3            3             3
Barrels (draft beer).........................    2            2             2
Others.......................................    1            1             1

---------------
Source: AmBev


     Beverage sales in non-returnable packages are less profitable. Cans are particularly popular with supermarket vendors, primarily because of the need to allocate additional space to store returnable bottles.

     We also export beer from Brazil to countries where we currently do not have local operations. Total beer exports, however, represented less than 1% of Beer Brazil net sales in 2003.

     CSD & NANC

     Sales of CSD & NANC represented approximately 15.3% of our consolidated net sales in 2003, totaling R$1,332.1 million and with sales volumes of 18.8 million hectoliters.

     Carbonated Soft Drinks (CSD)

     Sales of CSD represented approximately 13.9% of our consolidated net sales in 2003, totaling R$1,205.1 million and with sales volumes of 17.7 million hectoliters. Our strategy with respect to CSD has been to focus our efforts on a handful of profitable products which we treat as our core CSD portfolio. This portfolio includes the brands Guarana Antarctica, our proprietary brand, and Pepsi Cola and Pepsi Twist, which we sell under license from PepsiCo.

     The following table sets forth market share information for our core soft drink brands (regular and diet) in Brazil and our other CSD brands:

                                                    YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              2003        2002       2001
                                             ------      ------     ------
                                                  (% of market share)

Guarana Antarctica...........................  8.2         7.9       8.0
Pepsi-Cola...................................  4.1         3.9       4.3
Pepsi Twist..................................  1.6         1.2       0.0
Others.......................................  2.7         3.0       4.6

----------------
Source: AmBev


          In addition to our core CSD portfolio, we also sell the following brands:

     o Proprietary brands: Soda Limonada Antarctica (regular and diet), Tonica Antarctica (regular and diet), Club Soda Antarctica, Sukita, Guarana Brahma (regular and diet), Limao Brahma, Tonica Brahma.

     o PepsiCo Franchises: Pepsi X, Teem (regular and diet), Seven UP (regular and diet).

     Our soft drinks are sold and distributed through our beer distribution network, which serves on-premise points of sale, as well as supermarkets. Guarana Antarctica is also sold in major fast food outlets such as McDonald's and Pizza Hut. In 2002 we expanded the Pepsi brand portfolio to include Pepsi Twist, which has been well received by consumers.

     During the early 1990's, when non-returnable PET packaging was introduced in the Brazilian CSD market, the industry moved rapidly to one-way (non-returnable) presentations, both plastic bottles and cans, as opposed to returnable glass bottles. The following table sets forth the historical volume breakdown per packaging presentation of our CSD sales:

PRESENTATION                                        YEAR ENDED DECEMBER 31
-------------                                    ------------------------------
                                                   2003        2002       2001
                                                 -------      ------     ------
                                                        (% of volume)
One-way plastic bottles.......................... 70%         66%        65%
Cans............................................. 23          25         24
Returnable glass bottles......................... 6           7          9
Post Mix......................................... 1           2          2

-------------------------
Source: Company Information


     We also export CSD from Brazil to other countries. Total CSD exports, however, represented less than 1% of CSD & NANC net sales in 2003.

     Non Alcoholic and Non Carbonated Beverages (NANC)

     The NANC segment includes sales of mineral water, isotonic sport drinks and iced tea, which we sell and distribute through our beer distribution network. NANC products represented 1.5% of our consolidated net sales in 2003, totaling R$127.1 million and posting sales volumes of 1.1 million hectoliters.

     We own 100% of the share capital of Fratelli Vita Bebidas Ltda which produces and markets the Fratelli Vita brand of mineral water and the Marahon brand of isotonic sport drinks. According to ACNielsen, the Brazilian water market was 15.5 million hectoliters in 2003.

     The isotonic sports drinks are relatively new to Brazil, and total consumption in 2003 was approximately 0.3 million hectoliters, according to ACNielsen. Our proprietary brand Marahon is the second most popular brand in this market, with a 4.5% average market share by volume in 2003, according to ACNielsen. In December 2001, we extended our franchise agreement with PepsiCo and incorporated the Gatorade brand into our portfolio. This agreement, which expires in 2017, is an extension of AmBev's current agreement with PepsiCo, signed in 1997, to produce and distribute Pepsi products in Brazil. This partnership reinforces AmBev's strategic target to grow its non-alcoholic beverages business. As of January 2002, we began producing and distributing Gatorade, the leading brand in this segment, with an average market share in 2003 of 92.2% according to ACNielsen. In November 2002, we introduced a line extension, Gatorade Fierce, a colored isotonic drink, targeting the teenager market. For information on the investigation by CADE, the Brazilian Antitrust authority, into our Gatorade agreement, see "Consolidated Financial Statements and Other Financial Information - Legal Proceedings - Joint Ventures and Alliances".

          Brazilian iced tea consumption was approximately 0.5 million hectoliters in 2003, according to ACNielsen. Lipton Ice Tea, the other major product in our NANC portfolio, is the market leader in the iced tea segment, with an estimated market share of 38.5% in 2003, according to ACNielsen. Our main competitor in this market is Mate Leao, with a market share of 37.2% in 2003, also according to

ACNielsen. In 2002, the Coca-Cola Company, through an agreement with Nestle, introduced the Nestea iced tea, which had a 17.0% of market share in 2003.

          We previously sold Lipton Ice Tea through a joint venture with Unilever Brasil Ltda. ("Unilever Brasil"). However, PepsiCo and Unilever entered into their own joint venture as of January 2004; as a result, AmBev has begun to produce and distribute Lipton Ice Tea as an extension of our agreement with PepsiCo.

          Other Products

          The Other Products segment is comprised of sales of by-products from beverage production and malt. Other Products net sales in 2003 were R$ 191.0 million, representing 2.2% of AmBev's consolidated net sales.

          International Operations

          The relevance of International Operations to AmBev's business increased significantly in 2003. Net sales from International Operations in 2003 were R$1,046.1 million, representing 12.0% of the company's consolidated net sales, compared to 5.4% in 2002.

          AmBev's International Operations are comprised of:

     o AmBev Peru, our Peruvian subsidiary which owns the Pepsi franchise for the metropolitan region of Lima and the north of Peru. The franchise was obtained in October 2003 in connection with our acquisition of production and distribution assets from Embotelladora Rivera. AmBev plans to leverage Pepsi's distribution system to launch a beer brand in Peru in the near future. Currently, we are building beer production facilities in Lima's metropolitan area. Our decision to pursue a beer greenfield project in Peru is based on the growth potential of that market, our expansion strategy in Latin America, our developed know-how in the launching of greenfield projects, and the relatively low entry cost. We expect to start our operations at the beginning of 2005.

     o CA Cerveceria Nacional, our Venezuelan subsidiary, which was acquired in 1994. We sell the Brahma brand in Venezuela, and in 2003, Brahma had a market share of approximately 7.0%, according to Caveface. We have a strong presence in Caracas, the country's principal market, holding a market share in the Caracas region of approximately 23.9%, according to Promoting.

     o Cerveceria Rio, AmBev's subsidiary in Guatemala, which was created through a joint venture with the Central America Bottling Corporation ("CabCorp"), the main Pepsi bottler in Central America and the sole Pepsi bottler in Guatemala. Cerveceria Rio launched its operations in September 2003 with the introduction of the Brahva brand, an adaptation of our Brahma brand. Benefiting from CabCorp's efficient and extensive distribution system, we have been able to capture approximately 30% of the market according to our estimates. Furthermore, in May 2004, we began exports from Guatemala to Nicaragua where CabCorp also has the Pepsi franchise.

     o Cerveceria Suramericana ("Cervesur"), our Ecuadorian subsidiary, which was acquired in November 2003. Cervesur sells the Biela brand and occupies the second leading position in Ecuador, with a market share of approximately 6% according to our estimates.

     o Embotelladora Dominicana CXA ("Embodom"), our subsidiary in the Dominican Republic, which has the Pepsi franchise for the Dominican Republic. In February 2004, AmBev reached an agreement with Embodom's controlling shareholders to acquire a 51% stake in Embodom and jointly explore both the Dominican soft drinks and beer markets. AmBev is currently building a beer plant in the region of Santo Domingo, which will be contributed to Embodom in exchange for additional shares that will increase AmBev's ownership interest in Embodom to 66%.

     o Our economic stake in Quinsa, which was 49.66% as of December 31, 2003. Through a shareholders agreement we jointly control Quinsa together with Beverage Associates Corporation ("BAC"), a holding company representing Quinsa's other controlling shareholders. Quinsa is the leader in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and occupies the second leading position in Chile.

          Quinsa is a Luxemboug-based holding company which controls 87.63% of the outstanding shares of QIB. Th remaining 12.37% interest in Quinsa is held by BAC and AmBev, which hold 5.32% and 7.05%, respectively.

          Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to a license agreement entered into with AmBev on January 31, 2003, Quinsa received the exclusive rights to produce and sell AmBev brands in Argentina, Bolivia, Chile, Paraguay and Uruguay. Similarly, under a distribution agreement entered into between Quinsa and AmBev also on January 31, 2003, AmBev has the exclusive right to distribute Quinsa's brands in Brazil.

          In the soft drinks market, Quinsa has bottling and franchise agreements with PepsiCo, which account for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina. Soft drink sales in Argentina were nearly 5.9 million hectoliters in 2003.

          After Heineken terminated its relationship with Quinsa in January 2003, Heineken announced in April 2003 an agreement with the Schorghuber Group to acquire a 50% interest in Inversiones y Rentas S.A., the holding company that holds a majority of the voting rights of Companias Cervecerias Unidas S.A., Quinsa's principal competitor in the Argentine and Chilean beer markets. As a consequence of that transaction, Quinsa and Heineken terminated their agreement which gave Quinsa the right to produce and sell the Heineken brand in Argentina, Bolivia, Chile, Paraguay and Uruguay.

          For the year ended December 31, 2003, approximately 76.6% of Quinsa's sales was attributable to sales of beer. The beer business in each of Quinsa's countries of operation was characterized by strong competition among the major brewers. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. The acquisition of our interest in Quinsa in January 2003, however, has impacted the competitive environment in the markets in which Quinsa operates as this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay. As of December 2003, Quinsa's breweries enjoyed leading market shares of 80.0% in Argentina, 94.3% in Paraguay, 98.5% in Uruguay and approximately 97.3% in Bolivia. In Chile, Quinsa's market share was 10.0%.

          DISTRIBUTION AND SALES

          Distribution.

          We maintain an extensive third party and direct distribution system which has enhanced the penetration of our brands throughout Brazil. Control of a strong distribution network is a competitive advantage in the Brazilian marketplace due to the large number of small points of sale as well as the prevalence of returnable packaging, especially in beer, which must be transported both to and from the points of sale. The Brazilian beer market is characterized by a high proportion of on-premise consumption. According to ACNielsen, approximately 70% of the beer sold in 2003 was consumed on-premise in bars, restaurants and small retail establishments, with the remaining 30% of sales from supermarkets. Because on-premise beer sales are typically delivered in returnable bottles, the capital expenditures and the commitments necessary to develop an efficient bottling operation constitute a significant barrier to entry in the Brazilian beverage industry. However, as is the case in more developed beverage markets, non-returnable packaging in the Brazilian market has been growing over the past years and may continue to grow.

          We currently maintain three separate distribution networks, composed of exclusive third party distributors and direct distribution. Combined, these distribution networks reach over one million individual points of sale in Brazil. We are continuously improving the process of multiple-brand distribution (in which one distributor distributes two or more of our beer portfolios). The consolidation of the three networks into a multi-brand system, both in direct and third-party sales, is expected to result not only in cost savings, but significantly improved distribution and execution at the point of sale.

          We utilize the "pre-sell" system as our principal method of sales in Brazil. Under the pre-sell system, a separate sales representative obtains orders from customers prior to the time of delivery by trucks. The pre-sell system enables us to utilize our trucks more efficiently, since our route trucks can be loaded with precisely the amount needed to meet our customers' orders, and it can also provide us real-time information about the product and presentation needs of our customers, as the majority of our sales staff relays order information to our distribution centers using hand-held computers.

          One of our major initiatives has been to continuously improve our distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, train and motivate our distributor partners. The Excellence Program allows us to benchmark all third-party and direct distribution operations, and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the Brahma and Skol distribution network and later in the Antarctica distribution network. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of service provided by these distributors. We also intend to expand our direct distribution system in large urban areas, thereby incurring additional selling expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this investment will be more than off-set by additional revenues.

          Despite the growth of direct distribution, we believe that the continued development of both our exclusive third-party and direct distribution networks are fundamental to our success. We will continue to invest in both the third-party and direct systems, including the exchange of best practices, to improve overall point-of-sale execution.

          Third-Party Distribution Network.

          Our third-party distribution network, currently the primary means of distribution for our products in Brazil, distributed approximately 63.1% of our volume for the year ended December 31, 2003. Approximately 47.7% of such volume was sold by distributors of our three main brands. We have exclusive agreements with nearly 332 independent distributors who collectively cover all 26 states in Brazil and the Federal District. As we seek to improve efficiencies in our distribution network, including economies of scale, we will seek to continue to optimize the consolidation of our three distribution networks.

          Our distribution agreements require the distributor to carry exclusively our Brahma, Skol and/or Antarctica beer portfolios, as well as our core soft drink portfolio, and grant the distributor exclusive rights to sell such products within specific channels in a defined territory. In the case of soft drinks, where we have a core portfolio sold through all three distribution networks, the distributors serving the same territory compete with one another; nevertheless, only those designated distributors are entitled to sell our soft drinks in that specific territory. Generally, these agreements have an initial term of between one and five years, and are renewable for an additional term after which the contract will not have a pre-determined termination date. In addition, pursuant to our agreement with CADE, we are required to share our distribution network with the Dado Bier brand, which belongs to a regional producer in the South of Brazil (for further information on this matter see "Background on the Company - Brazilian Antitrust Approval").

          The optimal number of distributors within an area is determined by considering, among other things, market needs, number of points of sale, and geographic features. Our sales volume is not concentrated in any one distributor within any particular region.

          Our third-party distributors pay for our products either in cash at time of delivery or through a credit arrangement. Credit terms are typically based on the distance between the distributor and the plant, with one extra credit day for each 300 kilometers between the plant and the geographical region covered by the distributor. Our current average credit term with our distributors is approximately two days. We have an administrative team dedicated to providing support to our third-party distributors, analyzing ways to improve efficiency and reduce costs. Under our Excellence Program we continually seek to optimize practices for cost reduction, sales effectiveness and customer service. We have also developed several other innovative programs aimed at improving our distribution network, such as educational programs at our in-house training academy for our in-house and third-party personnel and weekly sales force training through satellite broadcasts containing market updates and information on our current strategic initiatives.

          Direct Distribution System

In addition to our third-party distribution networks, we operate a direct distribution system that distributes our products directly to points of sale, including both on-premise and off-premise consumption. Our direct distribution system includes 32 direct distribution centers that together delivered approximately 36.9% of our beverage products by volume for the year ended December 31, 2003. We intend to continue expanding the number of brands handled by our direct distribution system in larger urban areas and expect direct sales to account for up to 50% of our sales by volume in the next years.

          Sales

          Points of Sale

          We restructured our Brazilian sales operations, and as of April 1, 2003, our operations in Brazil are divided into nine geographic regions. Until April 1, 2003 we divided our operations into five regions. We expect this change to further improve execution as we intend to become closer to the market. During 2003, our products were sold in approximately one million points of sale throughout Brazil. We sell our beverage products throughout Brazil to:

     o retail establishments such as restaurants, bars and small- and medium-sized retail outlets, primarily for on-premise consumption;

     o    small self-service stores for both on and off premise consumption;
          and

     o    supermarket chains for off-premise consumption.

          Terms of Sale

          For direct distribution, the terms and other credit conditions are defined for each point of sale based on a credit score model, with average terms of approximately five days. Some specific clients, such as major supermarkets and clients with national presence, enjoy longer credit terms (average of 20 days).

          Sales Force

          We maintain separate sales forces for specific groups of products, organized by geographic region. Each sales force is engaged not only in selling our products, but also in monitoring the performance of our products in several different ways, including evaluation of sales by brand, presentation (packaging) and distribution channel. When a given territory is serviced by an exclusive, third-party distributor, the salesperson is an employee of the distributor. If the area is serviced by our direct distribution system, the salesperson is our employee. Sales personnel are offered various incentive packages designed to maximize margins and revenue at given price levels and to prevent cannibalizing sales from our other brands.

          Pricing

          Since the Brazilian government deregulated beer prices in 1990, our pricing has generally been based upon a suggested retail price issued periodically by our headquarters. The final selling price in each of our nine market regions is based on the suggested price, and takes into account local taxes and competitive pressures. See "- Brazilian Beverage Industry Overview - The Brazilian Beer Market - Pricing". Actual prices are reported daily through our information network, so that the corporate staff is able to monitor discount levels and detect market trends. When determining the suggested price, we consider many factors, each of which varies importance from time to time. These factors include general economic conditions, regional taxes, the success and profitability of our various product presentations, the prices of its competitors, the effects of inflation and the level of its costs. We work continuously with the owners of our points of sale to achieve competitive consumer prices. Most of our sales force work with handheld computers, equipped with a sales algorithm, which enables them to set optimal retail prices. There is currently no regulation of wholesale or retail beer or soft drink prices in Brazil.

          SALES OF OUR PRODUCTS ARE NOT DEPENDENT UPON ANY SINGLE CUSTOMER. OUR LARGEST CUSTOMER ACCOUNTED FOR LESS THAN 3% OF OUR TOTAL NET SALES IN 2003.

          Advertising and Promotional Activity.

          We advertise and promote our products through television and other media advertising campaigns, including billboards, and through the sponsorship of recreational events. In addition, we engage in various point of sale promotions, such as end-aisle displays and special contests, aimed at enhancing consumer preference for our brands. In certain competitively key outlets, we provide our point of sales establishments with branded furniture featuring our products' logos and distinctive color schemes, and, where competitively appropriate, promotional banners and posters advertising the pricing of our products at that establishment. These programs allow us to gain visual dominance of particular points of sale, strengthening our brand and encouraging customers to purchase our products.

          On May 24, 2001, we signed an agreement with the Brazilian Soccer Federation, or the CBF, for sponsorship of the Brazilian national soccer team. We have chosen Guarana Antarctica as the soft drink brand to initiate our sponsorship campaign. The Guarana Antarctica brand logo is displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, we may also run other promotions, use illustrated cans, distribute points of sale merchandising materials and implement advertising campaigns, which may be extended to our entire beverage portfolio. We will pay the CBF a minimum of U.S.$10 million annually for 18 years. The amount payable by us may increase by up to double the minimum amount based on bonus format on the performance of our proprietary soft drink market share.

          A key marketing initiative has been the introduction into the Brazilian market of our custom-made beer refrigerators for use in points of sale focusing on on-premise consumption, especially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these refrigerators were introduced to the points of sale, most beer in Brazil was presented to consumers in refrigerators designed to chill soft drinks. Our special refrigerators, decorated to maximize the visual impact of our Brahma, Skol, Antarctica and Bohemia brands, chill our beer products to sub-zero (centigrade) temperatures, which market research has shown to be consumers preferred temperature, and have shown a positive impact on sales volumes at their locations. As of December 31, 2003, we had installed 186,500 refrigerators in key locations throughout the country. We plan to install significantly more sub-zero coolers at our point of sales.

          We regularly conduct market surveys to monitor the image of our products and the effectiveness of our marketing activities. Within the last few years we initiated several marketing plans, which were designed to assist in making commercial strategy decisions for each environment in which we compete. We also use a telephone service, the "Consumer Service Center," which enables us to receive consumers' comments about our products. We received approximately 24,000 calls per month from consumers in 2003. Communication with consumers is a major priority for us and has been improved by the creation of websites for each of our principal beverage brands.

          Packaging

          The substantial majority of our beer sales are made in 600 ml returnable glass bottles. In order to maximize sales and per capita consumption of our products, we examine sales data on a regular basis in an effort to develop a mix of product presentations to best satisfy our customers. The following table sets forth the historical presentations for our beer products by volume in Brazil:

PRESENTATION                                     YEAR ENDED DECEMBER 31,
--------------                           ---------------------------------------
                                           2003            2002            2001
                                         -------          ------          ------
                                                        (% volume)

Returnable glass bottles...............    69%             68%             67%
Cans...................................    25              26              27
Non-returnable glass bottles...........     3               3               3
Barrels (draft beer)...................     2               2               2
Others.................................     1               1               1

----------------
Source: AmBev


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

          The soft drink industry in Brazil moved rapidly to one-way plastic bottles and cans as opposed to returnable glass bottles during the early 1990's. The following table sets forth the packaging presentation of our soft drink products by volume in Brazil:

PRESENTATION                                        YEAR ENDED DECEMBER 31,
------------------                          ------------------------------------
                                             2003           2002           2001
                                             -----         ------         ------
                                                       (% of volume)
One-way plastic bottles.................      70%            66%            65%
Cans....................................      23             25             24
Returnable glass bottles................      6              7              9
Post Mix................................      1              2              2


----------------
Source: AmBev



         COMPETITION - BEER

          Beer producers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits.

          Until July 1999, when Brahma and Antarctica came under our common control, the Brazilian beer market had three major producers: Brahma, which was the market leader through its Brahma and Skol brands, followed by Antarctica, owner of the Antarctica Pilsen and Bavaria Pilsen brands (the latter of which we sold to Molson Inc. ("Molson") in December 2000 pursuant to our performance agreement with CADE; for further information on this matter see "Background on the Company - Brazilian Antitrust Approval"), and Cervejarias Kaiser Brasil Ltda. ("Kaiser"), owner of the Kaiser Pilsen brand (which was sold to Molson in March 2002).

          In December 2002, the three largest beer producers in Brazil were, respectively, AmBev, Molson (which owns Kaiser and Bavaria) and Grupo Schincariol ("Schincariol"). However, during the second half of 2003, Schincariol relaunched its core brand, under the name of "Nova Schin" through a promotional campaign that significantly increased its market share. As a result, Schincariol is now the second largest brewer in Brazil, ahead of Molson.

          In December 2003, AmBev, Schincariol and Molson accounted for approximately 90.4% of beer sales volumes in Brazil, according to ACNielsen. The beer business in Brazil is characterized by strong competition among these major producers, with each engaging in intensive advertising and promotional campaigns, the introduction of new brands and the development of more convenient forms of packaging.

          Molson entered the Brazilian beer market in 2000 through the purchase of the Bavaria brand and related assets from us. See "Background on the Company - Brazilian Anti-trust Approval". The Bavaria brand held approximately 2.6% of the Brazilian beer market by volume as of December 31, 2003, according to ACNielsen. Molson's purchase of Kaiser has made it one of our largest competitors. Kaiser was a joint venture created in 1982 by Heineken N.V. ("Heineken"), the Coca-Cola Company and 18 Brazilian Coca-Cola bottlers. Molson's current beer portfolio includes Bavaria Pilsen, Bavaria Premium, Bavaria Sem Alcool, Kaiser Pilsen, Kaiser Bock, Kaiser Gold, Kaiser Summer Draft, Heineken and Xingu. Generally, Molson's beer prices are lower than ours in comparable market segments. Given Molson's financial soundness, plus the support of both Heineken and Coca-Cola bottlers, we expect Molson to remain a significant competitor in Brazil. As of December 2003, Molson held approximately 12.0% of volume market share in the Brazilian beer market, according to ACNielsen.

          Schincariol is a brewer which originated in the Brazilian state of Sao Paulo and currently has operations across the principal regions of Brazil. Its products are generally priced at a significant discount to ours. In 2002, Schincariol launched two new brands, Primus and Glacial, which have small market shares. In 2003, Schincariol relaunched its core brand under the name of Nova Schin, and through a successful advertising campaign was able to substantially increase its market share, overtaking Molson as the second largest brewer in Brazil. In May 2004, Schincariol filed a complaint with CADE challenging the Interbrew-AmBev Transactions as being anti-competitive. For further information, see "Financial Information - Consolidated Financial Statements and Other Financial Information - Legal Proceedings.".

          The remaining 9.5% of the Brazilian beer market by volume for the year ended December 31, 2003 was accounted for by small regional breweries. Sales of imported beer are not significant in Brazil, due to the high costs of shipping beer to Brazil and an import tariff of 21.5%, except for products from Mercosur countries, which are duty-free. ACNielsen estimates that imports accounted for less than 1% of total beer consumption by volume in 2003. Several super-premium or global beer brands are being produced in Brazil under license, including our Miller and Carlsberg brands and Heineken (produced by Molson).

          Our largest competitor in each of Argentina, Uruguay and Paraguay used to be Quinsa, which, based on our estimates, held a majority of the beer market in each of those countries in 2002. In May 2002, we announced our intention to acquire a significant interest in Quinsa, which was successfully consummated on January 31, 2003. See "--Acquisition of Interest in Quinsa." Our largest competitor in the Venezuelan market is Empresas Polar, which, based on our estimates, held a substantial majority share of the beer market in 2003.

          Our largest competitor in the Peruvian and Ecuadorian markets is Grupo Bavaria, a Colombian company which controls the largest brewers in those countries. Grupo Bavaria had a 90.5% market share in the Ecuadorian beer market as of April 2004. In Peru, we estimate that Grupo Bavaria has close to a 100% market share with respect to domestic beer sales.

          Our largest competitor in the Guatemalan market is Cerveceria Centroamericana SA, which, based on our estimates, held 70% of the beer market in 2003.

          Our largest competitor in the Venezuelan beer market is Empresas Polar, which held 69.0% of the market as of March 2004, accordign to Caveface.

          We distribute Miller under license in Brazil. The combination of South African Breweries plc and Miller, announced in May 2002, may impact this distribution agreement, although no discussions have taken place so far.


          COMPETITION - SOFT DRINKS

          As with beer, soft drink producers compete for market share through brand preference, distribution, product availability, pricing, product packaging, consumer promotions, cooling equipment and service provided to retail outlets, including merchandising equipment, maintenance of bottle inventories and frequency of visits. In recent years, price discounting has been frequently used as a means of increasing market share.

          As of 2003, The Coca-Cola Company controlled approximately 50.2% of the Brazilian soft drinks market, according to ACNielsen. The Coca-Cola Company owns the Coca-Cola brand, with 32.9% of the total market share, according to ACNielsen, and the Sprite and Fanta brands, which are also strong brands in the Brazilian flavors segment.

          Our main soft drink brands - Guarana Antarctica, Pepsi and Pepsi Twist - had a combined market share of 13.9% in 2003, according to ACNielsen. AmBev's other brands accounted for a 2.7% market share in 2003, according to ACNielsen. The remaining 33.2% of the soft drink volume comes from regional low-priced companies focusing on low-income consumers. These B-brand players have grown considerably and some have started to invest in advertising, including regional TV, merchandising and promotional activities.

          The Brazilian soft drink market is characterized by three pricing tiers, with Coca-Cola and Pepsi Twist occupying the highest-priced tier due to significant brand preference. The second pricing tier consists principally of our Guarana Antarctica, Pepsi Cola, Sukita and Soda Limonada products, as well as Coca-Cola's Sprite and Fanta. The remaining soft drink brands and products, the B-brands, occupy the third tier.

          The following table sets forth average market prices for the 2-liter PET packages for selected brands, as of December 2003:

BRAND                                                    PRICE (R$/2 LITERS)
---------                                               ----------------------

Coca-Cola............................................           R$ 2.34
Pepsi Twist..........................................              2.26
Guarana Antarctica...................................              2.06
Soda Limonada Antarctica.............................              2.06
Fanta Laranja........................................              2.04
Sprite...............................................              2.04
Sukita...............................................              2.02
7 Up.................................................              2.00
Pepsi................................................              1.92
Average Price for B-Brands                                         1.28

-------------------
Source: ACNielsen

ACQUISITION OF INTEREST IN QUINSA

          In May 2002, we announced our agreements with Quinsa to integrate our operations in Argentina, Paraguay and Uruguay, which were finalized on January 31, 2003. Quinsa is the largest brewer in Argentina, Paraguay, Bolivia and Uruguay, and is present in Chile. It is also the main Pepsi bottler in Argentina (including Gatorade and Tropicana) and Uruguay. It also has an agreement with Nestle Perrier Vittel in Argentina for the production and sale of the bottled water brands Eco de los Andes, Glaciar and Nestle Pureza Vital.

          The combination of assets in Argentina, Paraguay and Uruguay allowed for the optimization of the operational process, strengthening the financial position of both companies and giving us the ability to compete more efficiently with other international competitors that sell their products in the region. The improvements achieved in results were a consequence of the synergies generated by the combination of Quinsa and our industrial assets in Argentina, Paraguay and Uruguay, including significant savings in the purchase of raw materials, an extensive benchmarking study comparing Quinsa`s and AmBev`s operations and revenue management initiatives.

          We contributed our beer producing assets in Argentina, Paraguay and Uruguay (Linthal S.A., La Luisiana S.A., Special Purpose Vehicle Salus S.A., CCBA S.A. and CCBP S.A. and all direct or indirect subsidiaries of these companies) to Quinsa in exchange for 26.4 million new Class B shares issued by Quinsa. We also, simultaneously, purchased 230.9 million Class A shares from Quinsa's controlling shareholder, BAC, for U.S.$346.4 million. As a result, at January 31, 2003, we held 36.1% of the voting rights in Quinsa. However, pursuant to a shareholders agreement with BAC, we have the right, as long as our voting interest in Quinsa does not fall below a certain threshold, to appoint 50% of the members of Quinsa's board of directors, with the remaining 50% being appointed by BAC. Furthermore, pursuant to certain voting arrangements with BAC, we have the right, with the same shareholder limitations, to cast the same number of votes that BAC has at any Quinsa shareholders meeting, which effectively gives us and BAC joint control of Quinsa. Also, BAC has granted AmBev a call option to acquire the remaining
373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which call option may be exercised by AmBev beginning in April 2009 and in April of each year thereafter, and AmBev has granted BAC a put option to sell to AmBev the remaining 373.5 million Quinsa Class A shares held by BAC in exchange for newly issued shares of AmBev, which put option may be exercised by BAC beginning in April 2003 and in April of each year thereafter. The put option granted to BAC becomes immediately exercisable in the event of a change of control of AmBev, occurring prior to January 31, 2006, and will be deemed exercised in the event of a change of control of AmBev occurring after that date. Accordingly, BAC may seek to exercise the put option in connection with the consummation of the Interbrew-AmBev Transactions. With respect to both the call option and the put option, the number of AmBev shares to be issued to BAC will be based on a formula which will take into account the projected Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of AmBev and Quinsa.

          Furthermore, on January 31, 2003, BAC and AmBev also acquired 6.1 million and 8.0 million shares, respectively, of QIB, a subsidiary of Quinsa, from Heineken, which represented in the aggregate, a 15% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa. The 15% interest was reduced to approximately 12.37% during 2003 after Quinsa contributed additional assets to QIB in exchange for additional shares of QIB. AmBev, BAC and Quinsa have entered into a letter agreement dated as of January 13, 2003, with respect to the shares of QIB. Pursuant to the letter agreement, AmBev and BAC have agreed that they will not have the right to convert their QIB shares into Class B common shares of Quinsa and that Quinsa will have the right to purchase the QIB shares held by AmBev and BAC for cash at fair market value, if and when the Quinsa board of directors decides to exercise such right.

          As a result of these transactions, at January 31, 2003, our initial economic interest in Quinsa amounted to 40.5%.

          During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market as permitted by the Quinsa agreements, increasing our total economic interest to 49.66% at December 31, 2003. As of May 2004, our total economic interest in Quinsa was approximately 50.97%.

          In order to benefit from certain corporate taxation incentives between Argentina and Chile, we have structured the holding in Quinsa through two Chilean registered companies, Lambic Chile S.A. and Hohneck Chile S.A. Please refer to "Summary - Organizational Structure".

          The acquisition of Quinsa was approved with certain restrictions by the Comision Nacionale de Defensa de la Competencia (Argentine National Comission for the protection of Competition - "CNDC").

          A summary of the principal restrictions imposed by the CNDC is as follows:

          Quinsa and Ambev ("The Parties") are required to dispose of the brands Bieckert, Palermo, Imperial and Norte, as well the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean Market (the "Purchaser").

          The Parties are required to submit documentation to the CNDC, evidencing their commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets to the Purchaser, to have access to Quinsa's distribution network in Argentina.

          The Parties must commit the Purchaser to produce the Bieckert, Palermo and Imperial brands, for a two-year period, as from the date on which such assets are sold.

          As a consequence of the legal action filed by a subsidiary of the Compania Cervearias Unidas S.A. (CCU) group in April 2003, through which it claimed the right to participate in the process of the acquisition of the assets of Cympay and Salus, compliance with the restrictions has been delayed.

          The results and financial position of Quinsa were consolidated proportionately in our Brazilian GAAP consolidated financial statements as from January 31, 2003. For further information on the impact of this on our business, please see "Operating and Financial Review and Prospects - Accounting Aspects of the Quinsa Transaction".

         Operations of Quinsa

          Quinsa is a Luxembourg-based holding company which controls 87.63% of the outstanding shares of QIB. The remaining 12.37% interest in QIB is held by BAC and AmBev, which hold 5.32% and 7.05%, respectively.

          Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to a license agreement entered into with AmBev on January 31, 2003, Quinsa received the exclusive rights to produce and sell AmBev brands in Argentina, Bolivia, Chile, Paraguay and Uruguay. Similarly, under a distribution agreement entered into between Quinsa and AmBev also on January 31, 2003, AmBev has the exclusive right to distribute Quinsa's brands in Brazil.

          In the soft drinks market, Quinsa has bottling and franchise agreements with PepsiCo, which account for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina. Soft drink sales in Argentina attained nearly 5.9 million hectoliters in 2003.

          After Heineken terminated its relationship with Quinsa in January 2003, Heineken announced in April 2003 an agreement with the Schorghuber Group to acquire a 50% interest in Inversiones y Rentas S.A., the holding company that holds a majority of the voting rights of Companias Cervecerias Unidas S.A., Quinsa's principal competitor in the Argentine and Chilean beer markets. As a consequence of that transaction, Quinsa and Heineken terminated their agreement which gave Quinsa the right to produce and sell Heineken brand in Argentina, Bolivia, Chile, Paraguay and Uruguay.

          For the year ended December 31, 2003, 76.6% of Quinsa's sales was attributable to sales of beer. The beer business in each of Quinsa's countries of operation was characterized by strong competition among the major brewers. In recent years these major competitors had expanded into new markets, engaged in intensive advertising and promotional campaigns and introduced new brands. The acquisition of our interest in Quinsa in January 2003, however, has impacted the competitive environment in the markets in which Quinsa operates as this alliance combines the two largest beer companies in Argentina, Paraguay and Uruguay. As of December 2003, Quinsa's breweries enjoyed leading market shares of 80.0% in Argentina, 94.3% in Paraguay, 98.5% in Uruguay and approximately 97.3% in Bolivia. In Chile, Quinsa's market share was 10.0%.


          JOINT VENTURES AND STRATEGIC ALLIANCES

          Souza Cruz

          On November 30, 2000, we announced the formation of a joint venture with Souza Cruz S.A. (a subsidiary of British American Tobacco plc) to manage the purchase of indirect materials that are not strategic to the production process, and of services, through a "B2B - Business to Business" portal over the Internet. The purpose of this initiative is to create benefits for the supply chain, choosing the best practices, optimizing processes, rationalizing costs and promoting the access of all and any suppliers to the purchasing companies, obtaining better competitive conditions and guaranteeing the transparency of the transactions.

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

          Pepsi

          In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. In December 2001 we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. The Gatorade agreement has been submitted for the review of CADE. The antitrust authorities have issued a preliminary opinion for the approval of the transaction with no restrictions and we are currently awaiting a final decision from CADE. See "Consolidated Financial Statements and Other Financial Information - Legal Proceedings - Joint Ventures and Alliances". Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years' prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

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

          ETCO

          On December 30, 2002, AmBev, Souza Cruz, Coca-Cola, and Sindicato Nacional dos Distribuidores de Combustiveis (Sindicom), among other Brazilian non-governmental entities, formed the Brazilian Institute for Ethical Competition (ETCO - Instituto Brasileiro de Etica Concorrencial). The main purpose of this non-profit organization is to fight tax evasion and illegal commerce. ETCO focuses on informing the public about unfair market practices, supporting governmental and non-governmental entities and proposing regulation regarding this subject. AmBev has also engaged in helping federal and states governments to fight tax evasion. The main initiative taken by AmBev, and supported by ETCO, was the request to have the government require the mandatory installation of flow meters in all Brazilian beer and soft drink factories.

          In May 2004, the Brazilian government officially released a set of technical specifications required for the regulation of flow meters installed in brewing plants. This announcement enables companies interested in installing flow meters to request official certification. Once the government officially certifies the first supplier, the brewers operating in Brazil will have up to 6 months to install flow meters in all production lines.


          OTHER ACQUISITIONS AND DISPOSITIONS

          Salus

          On October 6, 2000, AmBev and Danone Group acquired 57.3% of the shares of Salus, the second largest brewer in Uruguay and the local mineral water market leader. This acquisition was structured through a joint venture, in which Danone Group held a 73.7% stake and AmBev held the remaining 26.3%. This acquisition involved two plants, one producing mineral water and another producing beer. In 1999, Salus produced 190,000 hectoliters of beer and 850,000 hectoliters of mineral water. Salus produces the Patricia beer brand. As part of the agreement with Quinsa, our 26.3% interest in the Salus joint venture was transferred to Quinsa.

          Cympay

          On February 14, 2001, AmBev exercised its option to acquire 95.48% of the total capital of Cerveceria y Malteria Paysandu S.A. ("Cympay"). The interest was acquired from the German group Eufra Holding AG ("Octker") for R$56.7 million. The rationale for this acquisition was to increase AmBev's international presence in beer as well as to secure additional malting capacity. The Nortena and Prinz brands were acquired in the purchase of Cympay.

          As part of the agreement with Quinsa, the brewing assets of Cympay were contributed to La Luisiana, the shares of which were subsequently transferred to Quinsa.

          Pilcomayo

          In May 2001, AmBev acquired, directly and indirectly (through Pati do Alferes Participacoes S.A.), 50.0% of voting and capital stock of Pilcomayo, increasing our interest in Pilcomayo to 100.0%, for R$30.5 million.

          Antarctica Polar

          As of November 1, 2001, we had acquired outstanding minority interests in Industria de Bebidas Antarctica Polar ("Polar") amounting to R$98.4 million through a series of share repurchases that began in April 2001. These share repurchases increased our ownership in Polar to 98.1% of the voting capital and 97.4% of the total capital. On August 20, 2002, the remaining shares of Polar that we did not already own were redeemed for R$6.8 million, in which increased AmBev's ownership interest in Polar to 100%. On August 30, 2002 Polar was merged into CBB.

          Industria de Bebidas Antarctica do Norte-Nordeste (IBANN)

          AmBev completed the merger of IBANN in November 2001. The amount paid to the minority shareholders who exercised their appraisal rights was R$242.2 million, equivalent to 27.9% of total capital. IBANN has now been fully merged into AmBev, and its assets and liabilities were subsequently transferred to CBB.

          Cervejaria Astra S.A. (Astra)

          During 2002, CBB increased its participation in the total capital of Astra from 65.5% to 96.7%, through the purchase of Aguia S.A.'s stake in Astra and the purchase of shares from minority shareholders. The 2002 stock purchases involved a total consideration of R$128.5 million.

          Cerveceria Internacional

          On July 10, 2001, CCBP acquired the assets of Cerveceria Internacional in Paraguay for R$29.2 million consisting of one beer plant with an annual installed capacity of 300,000 hectoliters, representing 15.7% of Paraguay's annual beer consumption of 1.9 million hectoliters. As part of AmBev's acquisition of the interest in Quinsa, our interest in CCBP was transferred to Quinsa.

          Aguas Claras

          On September 30, 2001, CBB issued 26,958,767 preferred shares to the shareholders of Cervejaria Aguas Claras S.A. (Aguas Claras), in exchange for 40.9% of the preferred shares and 3.0% of the total shares of Aguas Claras. On that same date Aguas Claras was incorporated by CBB. The former minority shareholder of Aguas Claras and current shareholder of CBB is a federal government regional development financing agency, Fundo de Investimentos do Nordeste ("FINOR"), which had extended lines of credit to Aguas Claras related to its investments in the Northeast region of Brazil and currently owns 0.44% of CBB's preferred shares.

          Miranda Correa

          In July of 2002, CBB increased its interest in Miranda Correa, a beer company in the state of Amazonas, from 60.79% to 99.41%. CBB paid R$1.00 per share including goodwill of R$5.5 million. In 2000, certain assets relating to the Bavaria brand owned by Miranda Correa were transferred to Bavaria S.A. ("Bavaria"). On November 6, 2000, we entered into an agreement providing for the sale of Bavaria to Molson Inc.; Miranda Correa, which owned one of the plants sold to Molson, received 5.8% of the proceeds from the sale of Bavaria; for further information on this matter see "Background on the Company - Brazilian Antitrust Approval".

          Industrias Del Atlantico (IDA)

          AmBev recently completed the construction of a brewery in Guatemala in partnership with CabCorp, the main Pepsi bottler in Central America. Operations began in August 2003. Equipment for the Guatemala plant was transferred from our other facilities in Brazil due to the overcapacity resulting from the Brahma and Antarctica merger. On October 24, 2002, AmBev and CabCorp, entered into a joint-venture agreement, setting forth rights and obligations for the creation of a strategic regional alliance to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev's products, especially beer, in Guatemala and other Central American countries. On August 12, 2003, Monthiers S.A. ("Monthiers"), an indirect subsidiary of AmBev, subscribed for 573,092 shares of common stock of Industrias Del Atlantico S.A. ("IDA"), a Guatemalan company formerly controlled by CabCorp, representing 50% plus one share of the outstanding issued and outstanding common stock of IDA. As consideration, Monthiers contributed to IDA U.S.$ 7.2 million in debt of IDA relating to credits that CBB held against IDA in connection with the import by IDA of certain goods and equipment from CBB that had been transferred to Monthier. IDA produces beer in Guatemala under the trade name of Cerveceria Rio.

          Compania Cervecera AmBev Peru S.A.C. ("AmBev Peru")

          On February 19, 2003, we announced our decision to enter into the Peruvian beer market through the construction of a production facility and a distribution network. The new plant will serve the local market and export to certain neighboring countries, such as Ecuador. Our decision to pursue a greenfield project in Peru is based on the potential growth of that market, our strategy to expand in Latin America, our knowledge and experience in the launch of greenfield projects, and the relatively low entry cost.

          On October 31, 2003, through our subsidiary Compania Cervecera AmBev Peru A.C ("AmBev Peru"), AmBev acquired certain assets of Embotelladora Rivera in Peru for approximately R$86.7 million. These assets include two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year, and other sales and distribution assets in Lima. Contemporaneously with this acquisition, AmBev became PepsiCo's exclusive bottler for Northern Peru and Lima. Embotteladora Rivera will sell and distribute our beer and soft drinks products in Northern Peru. AmBev expects to have a fully operational beer plant in Peru during 2005.

          Cerveceria Suramericana

          In December 2003, we acquired 80% of the capital of Cerveceria Suramericana, the second largest brewer in Ecuador, for approximately R$105.6 million. Through its Biela brand, Cerveceria Suramericana currently holds approximately 7.0% of the Ecuadorian beer market, according to our estimates. AmBev's plan is to leverage Cerveceria Suramericana's operations to launch a brand of its own in Ecuador.

          Embotelladora Dominicana CXA ("Embodom")

          On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic, in order to jointly produce and market beer and soft drinks in the Dominican Republic. AmBev agreed to pay R$204.9 million for 51% of Embodom's total capital. In addition, AmBev expects to build a beer plant in the region of Santo Domingo, which will be contributed to Embodom in exchange for an additional shares that will raise AmBev's stake in Embodom to 66%.


          Other restructuring transactions.

          On June 11, 2001, CBB spun off its 99.9% interest in the voting and total share capital of Eagle to AmBev against a R$1,530.8 million reduction in the share capital of CBB without affecting the number of shares of CBB. The spin-off sought to optimize income and other tax benefits within our corporate restructuring program. AmBev continued to own 100% of the voting and total share capital of CBB immediately after the spin-off. In July 2003, the shares of Eagle held by AmBev were transferred back to CBB in an attempt to optimize income and tax benefits.

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


          THE OPERATIONS STRUCTURE AT AMBEV

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

          PRODUCTION AND AVAILABILITY OF RAW MATERIALS

          Beer and soft drink production

          Beer production involves several raw material and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called "malting". Malt is mixed with water, hops and adjuncts (corn grits or rice, for instance) in the proportions necessary to obtain the desired taste. The resulting mixture is called "wort". Wort is fermented with selected yeasts to produce beer, which is then filtered and bottled. In addition to these natural ingredients, delivery of the product to consumers requires packaging such as bottles, aluminum or steel cans, labels and crown caps. The majority of the beer brands share the same production process until the filtration stage, relatively late in the brewing process, which increases efficiency and allows for a better quality control.

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

          For information on our production facilities, see "- Property, Plant and Equipment".

          Raw materials

          AmBev's Procurement department has a centralized structure divided in six groups: Beer Raw Materials, Soft-drinks Raw Materials, Metals, Plastics, Paper Labels and Glass Bottles, and Intermediate Raw Materials (created in the beginning of 2003 to focus on the secondary raw materials).

          The managers of these groups heavily depend on strategic sourcing to successfully negotiate their portfolios, and they also have developed extensive knowledge regarding the commodities purchased by AmBev. Financial and supply chain analysis, general industry knowledge, benchmarking studies and cost breakdown models, are some of the tools used by the department to optimize the negotiations. Inventory levels and payment options are also well-monitored in order to efficiently manage our working capital.

          AmBev has also a National Procurement Center to centralize the purchase of indirect materials and services and the sales of industrial by-products. This center was created to gain leverage and aggregate value, delivering better results. In order to achieve the benefits of centralization, we rely on modern technology used to exchange information between AmBev and its suppliers, as well as an efficient on-line ordering service via AmBev's intranet, maximizing the efficiency of order processing.

          We believe that most of our supply agreements for raw materials contain standard commercial terms. We are not dependent on any one supplier for a significant portion of our raw materials and the loss of any one or limited group of suppliers would not have a materially adverse effect on our sources of supply. In recent years, we have not experienced any material difficulties in obtaining adequate supplies of raw materials at satisfactory prices.

          We established a department to focus on the procurement of marketing and advertisement products and services, searching for new and alternative suppliers as part of our outsourcing strategy for these areas. Furthermore, in 2003, AmBev centralized the Material Requirement Planning ("MRP") of the Material Requirement Order departments of all its plants, which has helped to lower inventory costs.

          Beer

          The main raw materials used in our production are: malting barley, malt, grits, corn syrup, rice, hops and water.

     o Barley and malt: Malt requirements are met by domestic and international suppliers as well as our own malting facilities. In 2003, we purchased up to 13% of our malt outside South America, at prevailing market rates, which depend partially on the quality of the barley harvests, and the remaining 87% within South America. We have the capacity to produce 75% of our malt needs from our own malting facilities in Brazil, Argentina and Uruguay. We can either sell part of our malt production to third parties or use it in our own production. We generally contract our annual malt needs in the last quarter of the year for the following year's requirements. Due to the different geographical areas of our producers, we minimize exposure to weather-related harvesting problems. Market prices of barley and malt have been relatively volatile. We believe that having our agreement with the producers and corporate production facilities helps to mitigate the impact of price volatility in our operations.

     o Hops: We use two types of hops in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe, purchasing from several international suppliers. Typical import contracts have a duration of three years.

     o Adjuncts: Corn syrup, grits and rice are purchased locally, in Brazil, on a regular basis. In the event of a foreseeable decline in production, we anticipate our purchases in order to guarantee better commercial term and the supply.

     o Water: Water represents a small portion of raw material costs. Water needs to be treated both before its use in the production process and before disposal. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our facilities and public utilities companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our own quality standards and applicable regulations. Advances in technology have reduced our water consumption per hectoliter produced. We do not foresee any shortage in our current water supply. All our plants already have water treatment facilities and a conservation/productivity program has been successfully implemented. Substantially all of the water collections in AmBev's production facilities have the proper legal authorizations, being in compliance with the prevailing local laws for the management of water resources. Administrative penalties, such as warnings and fines may be imposed for the utilization of water resources without the proper authorization. Some states in Brazil, in which management of water resources through governmental agencies is more developed, are considering the introduction of a tax on the use of water resources.

          Soft drinks

          The main raw materials used in the production of our soft drink products are: concentrate (including guarana extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers. We also have a 505-hectare facility that provides us with 50 to 60 tons of guarana berries per year, or about 18% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region. We produce our own concentrates for soft drink production of our proprietary brands. The concentrate is mixed with sugar and carbonated water at our facilities. The concentrate for Pepsi soft drink products is purchased from PepsiCo. Brazil is the biggest producer and exporter of sugar in the world and we therefore purchase sugar domestically.

          Packaging

          Packaging costs are comprised of the cost of non-returnable glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We use financial instruments to hedge the aluminum and sugar costs; for further information on this matter see "Quantitative and Qualitative Disclosures About Market Risk". For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

          Our main can suppliers are Rexam, Latapack Ball, Metalic and Crown-Cork. We generally purchase all of the glass bottles used in packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and soft drink primarily from local suppliers, mostly from Grafica, a subsidiary of the FAHZ. Plastic closures are principally purchased from Alcoa Aluminio and Crown-Cork. We also have a plant in Manaus that produces crown caps.

          Most of our plants have their own polyethylene terephthalate, or PET, blowing facilities. PET is the material used to make one-way plastic bottles for soft drinks. On-site PET blowing allows for substantial savings in transportation and storage costs.


          PROPERTY, PLANT AND EQUIPMENT

          Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Brazil, the Dominican Republic, Ecuador, Guatemala, Peru, Uruguay and Venezuela. In connection with our acquisition of the interest in Quinsa, our beer brewing assets in Argentina, Uruguay and Paraguay were transferred to Quinsa during 2003.

          As of December 31, 2003, we own 42 facilities, of which 36 are beverage plants, including 14 breweries (11 in Brazil, and one each in Venezuela, Guatemala, and Ecuador); eight soft drink plants, four in Brazil, which produce Brahma, Pepsi and Antarctica brand soft drinks, three in Peru and one in the Dominican Republic, which produce both Pepsi and Embodom's proprietary brand Red Rock); and 14 mixed plants which produce both beer and soft drinks (all 14 in Brazil). Our facilities in Nova Rio and Jacarei accounted for 17.2% and 11.8% of our beer production in 2003, respectively. Our facilities in Jundiai, Nova Rio and Sapucaia accounted for 33.4%, 13.5% and 13.1% of our soft drinks production in 2003 , respectively. On October 31, 2003, we acquired certain assets of Embotelladora Rivera in Peru, including two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year. Our mineral water plant in Bahia, Brazil, was closed during 2003.

          In 2003, our aggregate beer and soft drink production capacity was
133.9 million hectoliters per year. In 2003, due to the seasonality of our business, we utilized 65.6% of our beer and 47.0% of our soft drink capacity in Brazil. Our total annual beer production capacity was 88.3 million hectoliters, of which 84.5 million hectoliters is in Brazil, two million hectoliters in Venezuela, one million hectoliters in Ecuador, and one million hectoliters in Guatemala. Our assets in Argentina, Uruguay and Paraguay, with a total capacity of approximately three million hectoliters, were transferred to Quinsa during 2003. Our total soft drink production capacity was 37 million hectoliters in Brazil, which includes the production of both proprietary and Pepsi soft drinks, six million hectoliters in Peru, and two million hectoliters in the Dominican Republic.

          We own all of our facilities in Brazil. The facilities and/or equipment in Agudos, Jacarei, Minas Gerais, Nordeste, Aguas da Serra, Aguas Claras (Sergipe), Aguas Claras do Sul, Nova Rio, Brasilia, Teresina, Goiania, Manaus, Montenegro, Aquiraz, Santa Catarina, Cebrasa, Curitiba, Natal, Jacarepagua, Jundiai and Sapucaia branches are encumbered by mortgages to secure long-term loans from BNDES, as well as from other lenders. The mortgages were provided in connection with financing provided to Brahma and Antarctica to modernize their plants.

          We also own and operate four malt plants, one of which is in Brazil (Maltaria Navegantes), one in Argentina (Malteria Pampa S.A.) and two in Uruguay (Malteria Uruguay S.A. and Cympay S.A.); one concentrate plant; one crown cap production facility; 490 hectares of agricultural land, which we use for Guarana production and research (see more details under " - Research & Development and Knowledge Management") and; three barley-growing facilities.

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

Curitibana, Parana                                                Soft drinks
Contagem, Minas Gerais                                            Soft drinks
Jundiai, Sao Paulo                                                Soft drinks
Sapucaia, Rio Grande do Sul                                       Soft drinks

Manaus, Amazonas                                                  Crown Cap
Manaus, Amazonas                                                  Concentrate
Maltaria Navegantes-Porto Alegre                                  Malt

INTERNATIONAL:

PLANT                                                             TYPE OF PLANT
------                                                            -------------
CACN, Venezuela                                                   Beer
Cerveceria Rio, Guatemala                                         Beer
Cerveceria Suramericana, Equador                                  Beer

Lima, Peru                                                        Soft Drinks
Sullana, Peru                                                     Soft Drinks
Barranca, Peru                                                    Soft Drink
Embodom, Dominican Republic                                       Soft Drinks

Cympay, Uruguay                                                   Malt
MUSA, Uruguay                                                     Malt
Malteria Pampa, Argentina                                         Malt

          As part of the agreement relating to the acquisition of our interest in Quinsa, in January 2003, our beer brewing assets in Argentina, Uruguay and Paraguay were transferred as consideration to Quinsa. This transfer allowed for the optimization of operating processes and enhancement of productivity in Argentina, Uruguay and Paraguay.

          Two greenfield breweries are currently under construction, one in Peru and one in the Dominican Republic, as part of our Latin American expansion plan. More than 90% of the equipment for these plants has been or will be transferred from other facilities in Brazil, thereby optimizing the over-capacity that resulted from the Brahma-Antarctica integration and increasing productivity in our plants. This strategy allows AmBev to reduce its investment needs in new plants. In both cases, the expected investment should amount to U.S.$38.0 million in Peru and U.S.$38.0 million in the Dominican Republic, respectively, including production facilities, working capital and pre-operating expenses.

          We also use under-capacity assets to reduce logistics costs in Brazil. For example, one of our can packaging lines was transferred to our plant in the state of Piaui during 2003, and another two are being transferred during 2004, one to the state of Goias (Central region) and one to the state of Maranhao (North region), reducing our total can freight costs to those regions. Minor de-bottlenecking investments at our plants in Anapolis and Goiania, which are expected to yield significant beer capacity increases of 11% and 15% respectively, are expected to be finished by the fourth quarter of 2004. Paysandu's malt plant (Cympay) is being expanded during 2004, increasing its capacity from 95,000 to 130,000 tons of malt per year.


         INSURANCE

          We insure our plants and equipment against damage or loss with recognized insurance companies. We believe that the type and amount of insurance we carry conforms with market practices for beverage companies and provides prudent levels of coverage for risks associated with our operations.


         LOGISTICS

          We divide our logistics management into three different dimensions: long-term planning, short and medium-term planning and execution.

          On an annual basis, based on macro-economics trends and market knowledge, AmBev prepares a demand forecast for the following five years. This forecast is the primary basis of our long-term logistics planning known as the "Director Plan", the main goal of which is to come up with the optimal plant footprint for this period. When running this analysis, logistics must take into account external and internal factors such as demand forecast, plants' capacities and efficiency evolution, transportation costs, raw materials and labor availability, and state taxes. It is during this analysis that we make decisions such as whether to open new plants, transfer assets, and increase or decrease plant capacity.

          The output of our long-term planning becomes an input to our yearly (short-term) budgeting process. We use the information generated in the "Director Plan" to determine the volume of each SKU (Stock Keeping Unit) produced every month at each of the plants. When running this analysis, logistics must update the demand forecast based on the most recent information obtained with the Sales Department. This production schedule will be the basis for other areas' planning, particularly Manufacturing and Sourcing.

          Every month, the demand forecast for the following two months is updated and the logistics reviews its production schedule for each of the plants. When doing this, logistics must consider current capacity available at each plant, inventory level, and actual transportation and production costs. Manufacturing uses this information to adjust its daily production schedule and finished goods inventory in order to meet demand requirements. Sourcing uses this information to make its decisions regarding quantities to be purchased, raw materials inventory levels, future purchasing contracts, and hedging alternatives.

          Logistics also uses this production schedule to make our transportation planning, taking into account lead times, costs, distances, and product shelf lives, among other items. We use a combination of cabotage, rail and road modals to move raw materials and finished goods between suppliers, plants, and distributors, always trying to reach the optimal combination of these different modals. In order to take advantage of scale and to guarantee the optimization of routes and intermodal, we centralized our transportation operation at our Shared Services Center.


          RESEARCH & DEVELOPMENT AND KNOWLEDGE MANAGEMENT

          AmBev brings innovation and retains knowledge to its businesses primarily through four areas: (1) its Technological Development Center ("CDT"), (2) its Barley Development Program; (3) the Santa Helena Farm; and
(4) the Engineering Center.

          CDT

          CDT is located at the site of the beer plant in Guarulhos, which is in the Sao Paulo Metropolitan area. CDT runs a state-of-the-art 10 hectoliters pilot brewery that reproduces a plant in a smaller scale and allows AmBev to run complex tests. It also has several specific laboratories to support development activities, such as the packaging laboratory built in early 2002 after the creation of a Packaging Innovation team. These laboratories are equipped to perform quality checks and to produce samples for internal and consumer trials.

          As of May 2004, CDT had 18 employees, who are trained and sent to relevant beverage events such as World Fairs. Their primary tasks are the development of new beer and non-alcoholic beverage new products, the execution of laboratory and sensorial analysis, the development of new specifications for both liquids and packages, and the development of alternatives to reduce operational costs. Because they retain great knowledge of our products and are a self-renewing source of information to AmBev, these employees are carefully recruited and closely monitored by our senior management.

          CDT, in association with Marketing Intelligence and Innovation teams, is responsible for the development of new products, including both liquid and packaging materials. In 2003, AmBev introduced three new products in the Brazilian market: Polar Bock, a dark beer marketed in the south of Brazil during the winter season; Brahma Light, an updated version of our low calorie beer marketed under the Brahma brand; and Bohemia Weiss, the wheat beer addition to our Bohemia brand. All innovation activities performed by AmBev, both in Brazil and in any country AmBev operates, should necessarily be conducted by this multi-functional group.

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

          Barley Development Program

          AmBev Barley Development Program includes four experimental fields located in Brazil, Uruguay and Argentina. The main objective of this program is to develop new barley varieties to increase yield, improve disease resistance, and increase malting quality and other traits of agronomic importance. All varieties developed in this program are evaluated for brewing performance in the CDT before being promoted to commercial levels and therefore cultivated in large scale. As of May 2004, three AmBev varieties occupied approximately 60% of the Brazilian area. AmBev's total barley cultivation area in Brazil, Uruguay and Argentina was approximately 350,000 hectares and total barley production was approximately 870,000 tons.

          Santa Helena Farm

          The Santa Helena Farm, located in the Amazon Rainforest, at the guarana growing area in the city of Maues, is an important source of research and development for AmBev. Over the last 30 years, AmBev has been investing in research and development to improve genetic aspects of guarana seeds at this farm. There, we maintain the largest genetic bank of guarana varieties in the world. This program primarily intends to: (i) increase crop productivity (guarana production in Maues is expected to increase up to eightfold); (ii) develop a better resistance to mold diseases, the worst disease for the guarana plant; and (iii) supply technical assistance and distribute the selected material to the local growers in Maues. The Maues project is also improving the economic development in the region.

         Corporate Engineering Center

          Located at the Jacarei plant, in the state of Sao Paulo, the Corporate Engineering Center ("CENG") is AmBev's fourth source of research and development. The Center was created in 2001 and restructured in 2002, with the intention of centralizing our technical expertise to facilitate the sharing and dissemination of knowledge within our organization. In the 2002 restructuring, the Central Laboratory -- formerly in Rio de Janeiro -- was also transferred to Jacarei, fulfilling AmBev's goal to concentrate its technical experts at a single site. Both facilities were created after searching, identifying, and gathering the best specialists from every technical-related branch. Together, they total about 75 professionals from Brazil and other Latin American countries.

          The Corporate Engineering Center's team focuses their activities on:
(i) reducing consumption of raw materials and improving losses control; (ii) increasing quality control; (iii) increasing assets and man-hours productivity; (iv) exploring new processes and technologies; (v) developing new projects in accordance with the capital expenditure budget; (vi) analyzing current and new production methods and techniques; and (vii) running internal and external benchmarking in order to ensure that the best practices are shared throughout AmBev.

          It is also the responsibility of the Corporate Engineering Center to manage AmBev's relationships with its technology partners such as consulting experts and world leading brewers. For instance, we take advantage of our business relations with PepsiCo, Miller and Carlsberg to exchange information regarding production technology and processes. We are already engaging in benchmarking and sharing of "best practices" with Quinsa. In addition, we expect that our relationship with Interbrew to provide opportunities to achieve improvements in productivity.


          REGULATION

          General

          In Brazil, it is illegal to sell or serve alcoholic beverages to persons under 18 years of age. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies, applicable to the production and marketing of soft drinks and non-carbonated beverages in Brazil. In addition, there are no licensing requirements for points of sale to sell our beer and soft drink products. For a description of the environmental regulations we are subject to, see "-- Regulation--Environmental matters".

          Notwithstanding the foregoing, initiatives to implement more stringent regulation on the production and marketing of alcoholic beverages have been increasing. Recently, representatives in Congress have started new discussions on the limitation of sale and marketing of alcoholic beverages. Most of the proposed regulation intend to reduce the consumption of alcohol and the easy access to alcoholic beverages by the young population, by placing new restrictions on the marketing and sale of alcoholic beverages, such as restrictions relating to the direct association of alcoholic beverages with sports (including the financial support of competitions, sport teams and athletes) and the inclusion of warnings to consumers that consuming alcoholic beverages can be harmful to their health in advertisements.

          Environmental matters

          We are subject to federal, state and local laws and regulations in Argentina, Brazil, the Dominican Republic, Ecuador, Guatemala, Peru, Venezuela and Uruguay relating to pollution and the protection of the environment. These laws regulate, among other things, air and effluent emissions and require our facilities to conform with environmental standards. Administrative, criminal and civil penalties may be imposed for non-compliance with environmental laws. According to Brazilian legislation, administrative fines for non-compliance with environmental laws range from R$500.0 to R$50.0 million.

          Currently, we maintain modern effluent treatment systems in each of our plants, which reduce organic effluents by 95%. In addition, much of our industrial waste, which is predominantly non-hazardous in nature, is either recycled or sold to third parties.

          In 1998, one of Antarctica's subsidiaries, Antarctica da Amazonia S.A., entered into an agreement with the Brazilian Federal Environmental Agency, ("IBAMA"), under which it committed to maintain and preserve certain protected areas and native species of Brazilian nut trees and rubber trees, which are part of the Fazenda Santa Helena property, and to restrict its use of some herbicide and biocide products in the farming of guarana. Fazenda Santa Helena is a cultivation site for the guarana seed, which is used as the main raw material in the production of the guarana soft drink. One of CBB's former subsidiaries, IBANN, was the successor to Antarctica da Amazonia S.A.'s obligations under the agreement with IBAMA. After November 1, 2001, AmBev assumed IBANN's obligations under the agreement pursuant to the merger of IBANN into AmBev.

          Several years ago, we initiated an internal environmental program to help ensure compliance with environmental regulations and, beginning in 1995, established an integrated environmental management system by hiring and training environmental supervisors. After the combination, this policy was extended to Antarctica's plants. Our environmental department includes professionals who are exclusively dedicated to the environmental management of our plants, regularly reviewing and, if necessary, revising our environmental policies, conducting environmental evaluations of our plants and training our employees in environmental matters. In addition, we support environmentally friendly projects, including recycling and urban community education projects.

          Historically, Brahma and Antarctica have made, and AmBev continues to make, significant capital expenditures to upgrade and maintain our facilities in compliance with applicable environmental requirements. Recent expenditures incurred in our operations are as follows:

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                         2003            2002            2001
                                        ------          ------          -------
                                                   (R$ in millions)

Property, plant and equipment........     9.3             2.8             5.1
Waste treatment......................    38.3            38.8            51.1

  Total..............................    47.6            41.6            56.2


          We expect to spend in 2004 amounts similar to those spent in the year 2003 on maintaining and upgrading our facilities in upcoming years. We believe that our current operations are in substantial compliance with applicable environmental laws and regulations. We are, however, currently engaged in litigation under Brazilian environmental laws and regulations relating to some of our facilities. See "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings--Environmental Matters".

          Intellectual Property - Trademarks

          As of May 9, 2004, we had 536 trademarks registered with the Brazilian Institute of Industrial Property ("INPI"), and used third-party trademarks under specific license agreements (Miller, Carlsberg, Gatorade, Pepsi and Lipton). All of these trademarks are protected in all material respects in Brazil. In addition, we have registered our main trademarks or initiated trademark registration processes in approximately 100 countries outside of Brazil, including Argentina, Costa Rica, Ecuador, Guatemala, Nicaragua, Puerto Rico, Peru, Portugal, Spain, the United States, Uruguay and Venezuela in order to ensure protection of the names and logos. As of May 9, 2004 we had 1,025 trademarks registered outside of Brazil.

          Our most important trademarks, including names, are the following:
AmBev, Brahma, Brahma Chopp, Brahma Light, Skol, Skol Beats, Antarctica, Antarctica Pilsen, Bohemia, Original, Serra Malte, Malzbier, Kronenbier, Polar, Polar Export, Guarana Antarctica, Soda Limonada Antarctica, Agua Tonica Antarctica, Fratelli Vita, Marathon and Nectar (registered in Brazil), Guarana Antarctica, Brahma, Skol, Beats, Skol Beats and Antarctica (registered outside of Brazil).

          There are no unregistered trademarks in Brazil that are material to our business. In Brazil, trademark registration has a term of validity of 10 years, after which it can be renewed for additional 10-year periods. The application for renewal of a trademark must be submitted to the INPI in the last year of validity of the trademark registration, or within six months after the trademark expiration date upon payment of an additional fee. INPI only refuses a renewal in the event that any third party argues that the trademark has lapsed due to lack of use during the prior five years, and such fact is deemed by the INPI to have been proven. We expect to apply for renewal of registration of all of our material trademarks, so as to avoid their expiration. We do not expect any of our material trademarks to lapse in the near future. We believe that our significant trademarks are protected in all material respects in the markets in which we currently operate.



          ORGANIZATIONAL STRUCTURE

          AmBev is a holding company. The bulk of our operations are conducted through one principal operating subsidiary, CBB. Additionally, AmBev acquired on January 31, 2003 an initial economic interest of 40.475% in Quinsa, which is a holding company with operating subsidiaries in five countries. AmBev's economic interest in Quinsa as of May 2004 was approximately 50.97%.

          As a result of a restructuring performed in 2002, AmBev repurchased the remaining minority interest in Polar and Astra.

          The following chart illustrates the ownership structure of AmBev's principal subsidiaries as of April 30, 2004 based on total share capital owned. For a complete list of our material subsidiaries, see Exhibit 8.1 to this annual report.

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

          We have prepared our audited annual consolidated financial statements as of December 31, 2003, 2002 and 2001 and for the three years ended December 31, 2003 in Brazilian Reais in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The audited financial statements included elsewhere in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders' equity to U.S. GAAP, a discussion of the reconciling differences in accounting principles, and the presentation of the U.S. GAAP condensed balance sheets and statements of operations in Brazilian Reais.

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

          o    Contingencies

          o    Deferred tax

          o    Accounting for derivatives


          GOODWILL, INTANGIBLE ASSETS AND AMORTIZATION

          We have made acquisitions that included a significant amount of goodwill and other intangible assets. The accounting for goodwill and intangible assets under Brazilian GAAP remains unchanged, with goodwill amortized over defined finite periods, as disclosed in note 2(j) to our financial statements.

          Under Brazilian GAAP, net goodwill was R$1,687.3 million and R$626.9 million at December 31, 2003 and 2002, respectively. This was net of accumulated amortization of R$680.3 million and R331.4 million, respectively, and negative goodwill of R$176.9 million and R$149.9 million, respectively. The amortization charge for the purposes of Brazilian GAAP was R$252.4 million for the year ended December 31, 2003 and R$105.3 million for the year ended December 31, 2002.

          Under U.S. GAAP, net goodwill was R$253.5 million and R$249.5 million at December 31, 2003 and 2002, respectively. SFAS No. 142, "Goodwill and Other Intangible Assets," became effective for acquisitions after June 30, 2001. This standard requires that goodwill no longer be amortized but tested annually for impairment, and we therefore ceased to amortize goodwill as from January 1, 2002. The amortization expense under U.S. GAAP related to goodwill for the year ended December 31, 2001 was R$35.8 million, was nil for the years ended December 31, 2002 and December 31, 2003. Our intangible assets with definite useful lives continue to be amortized over the estimated useful lives of these assets.

          Our goodwill was grouped into reporting units and tested for impairment in 2003 and 2002 under the guidance of SFAS No. 142. Reassessment of lives of all intangible assets and specific tests for impairment of intangible assets with finite lives will continue to be performed annually to determine the need for impairment provisions and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Factors which could trigger an impairment adjustment include the following:

               o significant underperformance relative to expected historical or projected future operating results of reporting units,

               o significant changes in the manner we used the acquired assets or the strategy for our overall business or use of trade names, or

               o    significant negative industry or economic trends.

          We performed the impairment test and determined that no goodwill impairment existed at December 31, 2003 and 2002.

          EMPLOYEE BENEFITS--AND THE CONSOLIDATION OF THE FAHZ

          The FAHZ, one of AmBev's controlling shareholders, provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in note 14 (c) to the financial statements included elsewhere in this report. Prior to the combination with Antarctica, Brahma also provided the same benefits through the BrahmaWelfare Foundation ("BWF"). The assets of BWF were merged into the FAHZ on October 27, 2000 and the former ceased to exist.

          AmBev can contribute up to 10% of its consolidated net income to support the FAHZ. At December 31, 2003, the FAHZ owned 24.11% of AmBev's voting shares and 10.87% of AmBev's total shares. See "Major Shareholders and Related Party Transactions".

          BRAZILIAN GAAP ACCOUNTING

          The FAHZ is a legally distinct entity for the purposes of Brazilian GAAP. Under Brazilian GAAP, we do not consolidate the assets and liabilities of the FAHZ within our financial statements. Similarly, the assets and liabilities of the BWF were not consolidated in Brahma's financial statements.

          Under Brazilian GAAP, we account for all benefit obligations provided by us, including those in relation to the FAHZ, in accordance with the IBRACON Accounting Standard and Procedure NPC No. 26, "Pensions and Post-retirement benefits". This standard requires the comprehensive recording of pension obligations and expenses on an actuarial basis. We elected pursuant to NPC No. 26 to reduce shareholders' equity at December 31, 2001 to reflect the accumulated obligation for the actuarial liability due to the FAHZ by R$40.6 million (R$61.5 million, net of R$20.9 million deferred tax). We also recorded against our shareholder's equity the liability related to the benefits which we provide directly to our employees, totaling R$36.7 million (R$55.6 million, net of R$18.9 million deferred tax). Prior to the implementation of NPC No. 26, for the year ended December 31, 2000, AmBev and Brahma expensed all pension and post-retirement contributions, including those made by AmBev to the FAHZ, directly to the statement of operations on an accrual basis without recognition of the actuarial obligation. From January 1, 2002, we recognized in income a charge to pensions and post-retirement benefits to reflect the change in the actuarial obligation, less the fair value of plan assets and the effect of deferrals.

          Plan assets of the AmBev Pension Fund (IAPP) include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Following an actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2003 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, on December 31, 2003, AmBev included in the actuarial determination of the pension obligation at December 31, 2003 and 2002 a valuation allowance of R$167.1 million and R$133.6 million against the plan assets. This allowance affected the pension charge/benefit as from 2002.

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

          Under U.S. GAAP, we account for post-retirement benefits in accordance with SFAS No. 106 "Employees Accounting for Post-retirement Benefits and Other Obligations". We have recorded an accrued liability, based on independent actuarial reports at the end of each period, for the retirement element of the obligations applicable to the FAHZ.

          Several statistical data and other factors which attempt to anticipate future events are used in calculating the expense and liability related to our pension and employee benefit plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, our actuarial consultants also use subjective factors, such as withdrawal, turnover and mortality rates. The actuarial assumptions we use may differ materially from our actual results, due to changing in market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

          CONTINGENCIES

          The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period. The most significant of these are as follows:

             LEGAL CONTINGENCIES

          We are currently involved in certain legal proceedings, as discussed in "Financial Information--Legal Proceedings". In the future, management may make decisions which impact the structure, operations, and staffing of the company, which may result in further claims. Fundamental changes in economic conditions may also result in similar restructuring strategies. We have recorded liabilities on pending litigation based on estimates of the amounts and the range of the losses. Unless impacted by changes in accounting standards and practices, we intend to continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. However, our assumptions and estimates may change in the future based on our assessment of any given situation, which may result in changes in future provisioning for legal claims.

             LABOR CLAIMS

          Management is required to make estimates of the potential losses on outstanding labor claims based on the advice of external legal counsel on the likelihood of successful outcome. When external counsels advise us that it is probable that our case will not prevail we record provisions against these exposures based on estimated loss amounts. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees against us or our subsidiaries. These claims relate principally to dismissals, severance, health and safety, supplementary retirement benefits and other matters.

              TAX CONTINGENCIES

          The complexity of the Brazilian corporate fiscal environment often results in disputes over a number of different taxes. We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are constitutional. As discussed in note 12 to our financial statements, we have accrued the costs for the resolution of the losses when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue and income taxes and are described in detail in the financial statements. The estimates are developed in consultation with external legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

             UNRECOGNIZED EXPOSURES

          We have not provided for every potential legal or tax claim on the balance sheet, but only for those in which we consider loss to be probable. We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$1,266.6 million at December 31, 2003. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, and we were subject to losses in all cases, our net impact on the statement of operations would be an expense of this amount.

             DEFERRED TAX

          We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable (under Brazilian GAAP) or more-likely-than not (under U.S. GAAP) that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Pursuant to CVM regulations, under Brazilian GAAP, we must demonstrate that we will recover the tax assets discounted to present value based on expected realization dates, within a 10-year period, even though these credits have no prescription period for Brazilian tax law purposes.

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

          We do not record deferred tax liabilities on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are not taxable on remittance to Brazil. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements. The tax authorities, however, may challenge such procedure and, as a consequence, may impose income tax and social contribution on the earnings accumulated offshore.

          As part of the 1997 Pepsi transaction, we acquired the conditional right to certain tax assets. Had we utilized the assets within the period which expired in October 2002, 80% of the benefit would have been returned to the seller. Under Brazilian GAAP and U.S. GAAP, we recognized 20% of the tax asset at the time of the acquisition and recorded a valuation allowance against the 80%. During 2002, as we were confident that it was more likely than not that the further 80% would be recovered under U.S. GAAP, we recorded a tax benefit of R$148.0 million in 2002 to reflect the tax loss carry forwards no longer subject to contingent utilization. This amount was taken directly as a benefit to the statement of operations under U.S. GAAP, as opposed to an increase in the goodwill of the Pepsi transaction, to reflect the lifting of the restrictions which placed recoverability in doubt. We did not record the tax asset equivalent to 80% of the available tax losses under Brazilian GAAP until 2003, after we met the more stringent rules of the CVM.

          Certain other tax assets arising from the Brazilian GAAP purchase accounting adjustments at the time of the Brahma and Antarctica combination and the subsequent downstream merger of Antarctica have not been recorded as recovery is not presently considered probable.

          ACCOUNTING FOR DERIVATIVES

             BRAZILIAN GAAP ACCOUNTING

          We enter into foreign currency forward, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. These agreements are marked-to-market and recorded at the lower of cost plus interest and market value. The unrealized gains and losses on these financial instruments are reported in the statement of operations and included in "Financial income" and "Financial expenses".

          Brazilian GAAP requires us to disclose the fair value of financial instruments at the balance sheet date but does not require us to record the unrealized marked-to-market fair value gains in income in the year. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. In summary, the accounting adjustments made to reflect our derivative operations generally fall into one of the following three categories:

          (i) Financial instruments utilized to mitigate commodity price and foreign currency risk related to programmed purchases of raw materials are recorded at fair market value with the corresponding realized and unrealized gains or losses recognized in inventories. Gains and losses on purchases for which we have not yet taken delivery are included in other assets. Gains and losses are recognized in our results as "Cost of sales" when the corresponding products are sold. When these instruments are effected to mitigate operating expenses the results are recorded in the corresponding accounts.

          (ii) Other financial instruments utilized to manage foreign currency cash flow exposure are recorded at the lower of cost or market and the realized and unrealized gains and losses on these financial instruments are reported in the statement of operations as Financial income and Financial expenses.

          (iii) In the event we decide to cancel the effect of the swaps, we at times enter into contracts with corresponding offsetting positions, with an identical value at maturity, and settlement date and restatement index. This procedure is more cost efficient than entering into new hedge contracts. These financial instruments are measured and recorded based on the lower of fair value or cost plus accrued interest (the yield curve).

             Commodities

          Financial instruments used to mitigate commodity price risk are recorded at cost plus accrued interest. Unrealized gains at December 31, 2003 on outstanding contracts totaled R$1.2 million and will be recognized in the statement of operations when the products are sold. Realized losses on commodity contracts closed during 2003 amounted to R$82.3 million and these were recognized as Cost of Sales in the statement of operations to match the associated commodity currency cost.

             Interest and Foreign Currencies

          The fair values of these financial assets provide a shelter for the currency and interest rate risks accruing from the financial liabilities. Although the Company's intention is to maintain these assets, they could be realized at the Company's discretion. Should these instruments be settled only on their respective maturity dates, the negative effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have presented an unrealized pre-tax loss of approximately R$202.2 million at December 31, 2003 as follows:



FINANCIAL LIABILITIES                   BOOK VALUE     FAIR  VALUE     UNREALIZED GAIN (LOSS)
Notes                                    R$2,942.9       R$3,270.7                   R$(327.8)
Syndicated loan                            1,063.0           938.7                      124.3
Raw material financing                       115.0           113.7                        1.3
                                    ---------------  --------------   ------------------------
                                         R$4,120.9       R$4,323.1                   R$(202.2)
                                    ---------------  --------------   ------------------------


          U.S. GAAP ACCOUNTING

          All derivative financial instrument agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage foreign currency and commodity price cash flow exposures are reported in the statement of operations and included in "Financial income" and "Financial expenses". We have not classified any of our derivative transactions as cash flow or fair value hedges to date.

          The Company believes that swap quotations obtained are reasonable when compared with information on similar financial instruments traded in the Bolsa de Mercadorias & Futuros (BM&F) and that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and its results reasonably reflect the amount that would be paid or received to settle the swap on the valuation date.

          Intense volatility in the foreign exchange and interest rate markets in Brazil observed during 2002 has caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of such cross-currency interest rate swaps over such periods.

          Consolidation of less than majority owned subsidiaries

          Under Brazilian GAAP, we record joint-ventures, including investees in which we share control through our participation in a stockholders' agreement under the proportional consolidation method.

          For purposes of U.S. GAAP, the subsidiaries that are accounted for under Brazilian GAAP on a proportional consolidation basis are recorded as equity in affiliates under the equity method of accounting.

          We do not have any variable interest entities at December 31, 2003 which would be required to be consolidated under the provisions of FASB's Financial Interpretation Fin 46-R "Consolidation of Variable Interest Entities (revised December 2003)".


U.S. GAAP RECONCILIATION

          Our net income in accordance with Brazilian GAAP was R$1,411.6 million in 2003, R$1.510.3 million in 2002 and R$784.6 million in 2001. Under U.S. GAAP, we would have reported net income of R$1,689.4 million in 2003, R$1,642.2 million in 2002 and R$840.1 million in 2000.

          Our shareholders' equity in accordance with Brazilian GAAP was R$4,308.2 million in 2003, R$4,129.6 million in 2002 and R$3,363.4 million in 2001. Under U.S. GAAP, we would have reported shareholders' equity of R$4,382.9 million in 2003, R$3,960.6 million in 2002 and R$2,839.9 million in 2001.

          The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2001, 2002 and 2003, as well as shareholders' equity at December 31, 2001, 2002 and 2003, relate to the treatment of the following items:

          o Under Brazilian GAAP, the combination of the two predecessor companies Brahma and Antarctica was accounted for as a merger at a book value; for the purposes of U.S. GAAP, the transaction was treated as an acquisition by Brahma of Antarctica at fair market value;

          o Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. Under U.S. GAAP, fair values are assigned to assets, call option and liabilities in business combinations, including intangible assets and unallocated goodwill. Non-cash consideration paid under U.S. GAAP, when the consideration includes assets contributed, shares and put options, is determined based on fair values. The changes in the fair value of the BAC put option were recorded in income;

          o Under Brazilian GAAP inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges and shareholders' equity, and reported the net charge or credit in the statement of operations; for the purposes of U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 includes additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders' equity. This results in additional depreciation charges as at December 31, 2003, 2002 and 2001;

          o Under Brazilian GAAP, Argentina (through February 2003) and Venezuela are accounted for as highly-inflationary economies. For purposes of U.S. GAAP, Venezuela ceased to be a highly-inflationary economy in 2001. The financial statements of the subsidiary in Venezuela included inflation accounting adjustments under Brazilian GAAP which were reversed under U.S. GAAP;

          o The FAHZ, which provides medical, dental, educational and social assistance to current and former employees, has been consolidated for the purposes of U.S. GAAP to reflect the significant influence that we exert over the investment decisions of the FAHZ, in recognition that the benefits provided are almost exclusively to our current and former employees. Under Brazilian GAAP, we have not consolidated the FAHZ. See "--Critical Accounting Policies--Pensions, Employee Benefits and the Consolidation of the FAHZ";

          o Under Brazilian GAAP, certain contractual tax related assets arising from the Pepsi transaction in 1997 were recognized in 2003 when probability of recovery was assured; for purposes of U.S. GAAP in 2002 when realization was considered more likely than not, we reversed a tax valuation allowance benefitting earnings as most of allowance benefitting earnings as most of the intangible assets in respect of the Pepsi transaction had been amortized;

          o Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and the interest accrued credited to income. Under U.S. GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders' equity;

          o Under Brazilian GAAP, prior to December 31, 2001, the expenses related to pension plans and other post-retirement benefits were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period. These expenses were fully recorded on an actuarial basis under U.S. GAAP. A valuation reserve recorded against surplus plan assets under Brazilian GAAP was reversed in 2002 for purposes of U.S. GAAP;

          o Under Brazilian GAAP, financing charges from borrowings used in construction were not capitalized prior to 1996; for the purposes of U.S. GAAP, capitalization of the interest expense on borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets;

          o Under Brazilian GAAP, the rights to acquire AmBev's shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. Under U.S. GAAP, in accordance with APB 25, Accounting for Stock Issued to Employees, the rights to acquire AmBev's shares granted under the stock ownership plan is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors;

          o Under Brazilian GAAP, foreign exchange gains or losses arising from the translation of foreign subsidiaries and investees to the real are recorded in earnings. For purposes of U.S. GAAP, these translation gains and losses are recorded as cumulative translation adjustments in other comprehensive income.

          o Under Brazilian GAAP, dividends proposed by management are required to be accrued in our financial statements; for the purposes of U.S. GAAP, these may not be accrued until ratified by the Shareholders Meeting;

          o Under Brazilian GAAP, goodwill is amortized; for purposes of U.S. GAAP, beginning on January 1, 2002, goodwill is no longer amortized but tested annually for impairment;

          o There are a number of expenses and charges which can be capitalized and deferred under Brazilian GAAP, which are expensed under U.S. GAAP; and

          o Under Brazilian GAAP, certain derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities requires that an entity recognize all derivatives as either as assets or liabilities and measure those instruments at fair value. As these transactions do not meet the requirements to qualify for hedge accounting under SFAS No. 133, unrealized gains are recorded in our results of operations under U.S. GAAP.

          Our audited financial statements included elsewhere in this report provide for a fuller description of these differences and a reconciliation of net income and total shareholders' equity from Brazilian GAAP to U.S. GAAP.

ACCOUNTING ASPECTS OF THE COMBINATION

          Prior to July 1, 1999, the date of the combination of Brahma and Antarctica and the controlling shareholders' contribution, AmBev had no material assets, liabilities or operations. For legal purposes, AmBev was created by the merger of Brahma and Antarctica and became the successor company as at that date. For purposes of Brazilian statutory, legal and accounting records, we accounted for the combination in accordance with Brazilian GAAP in a manner similar to a merger at book value. Under this accounting method, the recorded assets and liabilities of Brahma and Antarctica were carried over to AmBev's audited consolidated financial statements at their historical amounts. The combination did not qualify for a pooling-of-interests under U.S. GAAP, for which purposes the combination was recorded using the purchase method of accounting. For U.S. GAAP purposes, AmBev is treated as the successor to Brahma. As a result, the financial statements of AmBev as of and for the year ended December 31, 1999 are the financial statements of Brahma as of such date and for such period. The impact of these differences has been included in the reconciliation to U.S. GAAP in note 22(b) to our audited consolidated financial statements.

ACCOUNTING ASPECTS OF THE QUINSA TRANSACTION


          On January 31, 2003, we consummated the acquisition of a 40.475% initial economic interest in Quinsa. See "Ambev Business Overview - Acquisition of Interest in Quinsa."

          Under Brazilian GAAP we record our interest on the net assets and financial results of Quinsa based on the proportional consolidation method (i.e. line-by-line). For U.S. GAAP purposes our interest in Quinsa is accounted for under the equity method for the year ending December 31, 2003.

          Quinsa is an SEC registered entity and files its financial statements prepared in U.S. dollars under Luxembourg GAAP with a reconciliation of shareholders' equity and net income (loss) to U.S. GAAP.

          IMPACT OF QUINSA

          The acquisition of our interest in Quinsa, consummated on January 31, 2003, is reflected in our consolidated financial statements for the year ended December 31, 2003.

          On January 31, 2003 we acquired 37.5% of the total capital of Quinsa from BAC and Quinsa and 8.6% of the shares of QIB from Heineken International Beheer B.V.C. ("Heineken"). Quinsa owned at that time 85.0% of QIB. As a result, at January 31, 2003, we had a total 40.475% economic interest in Quinsa. During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market, increasing our total economic interest in Quinsa to 47.99% at December 31, 2003. As Quinsa has repurchased some of its own shares during 2004, our economic interest increased to 50.97% as of May 2004. For further details on the acquisition, the business of Quinsa and anti-trust matters, refer to "Information on the Company-Acquisition of Interest in Quinsa." For purposes of Brazilian GAAP, beginning on January 31, 2003, Quinsa is proportionally consolidated in our financial statements.

          Quinsa has not prepared Brazilian GAAP financial information for 2002. In order to provide comparable data to demonstrate the impact of the acquisition of our interest in Quinsa on our results and trends in 2003, we have included in the tables below certain key financial indicators as at December 31, 2003 and the combination of those balances with the AmBev balances before and after the proportional consolidation of Quinsa. Our consolidated financial statements, prepared under Brazilian GAAP, included our investment in Quinsa on a proportional consolidation basis (i.e. line-by-line).


STATEMENT OF OPERATIONS                       FEBRUARY-DECEMBER 2003         YEAR ENDED DECEMBER 31, 2003
                                             -------------------------      -----------------------------
                                                                             AMBEV
                                             100% OF       AMBEV'S           WITHOUT           AMBEV
 (BRAZILIAN GAAP)                            QUINSA        SHARE(1)(2)       QUINSA (3)     CONSOLIDATED
                                             -------       ------------     -----------    --------------
                                                                  (R$ in millions)
Gross Sales...............................   2,542.4        1,125.1         16,018.4         17,143.5
Net Sales.................................   1,745.5          773.7          7,910.1          8,683.8
Cost of Sales.............................   (882.4)        (387.3)        (3,656.9)        (4,044.2)
Gross Profit..............................     863.1          386.4          4,253.1          4,639.6
Operating Income (4)......................     382.3          175.8          1,789.1          1,964.9
Net Income................................     316.5          149.7          1,261.9          1,411.6



BALANCE SHEET                                                      DECEMBER 31, 2003
                                             ------------------------------------------------------------

                                                                             AMBEV
                                             100% OF       AMBEV'S           WITHOUT         AMBEV
       (BRAZILIAN GAAP)                      QUINSA        SHARE(1)(2)(5)    QUINSA (3)     CONSOLIDATED
                                             -------       --------------   -----------    --------------
                                                                  (R$ in millions)

Current assets..............................   861.0         427.6          5,072.9           5,500.5
Long term assets............................   439.6         132.4          2,974.3           3,192.6
Permanent assets............................ 2,328.5       1,156.3          4,980.7           6,137.0

Short term borrowings.......................   298.3         148.1          1,828.0           1,976.1
Other short term liabilities................   477.8         237.3          2,506.6           2,743.9



Long term borrowings........................   684.1         339.7          3,664.6           4,004.3
Other long term liabilities.................   119.2          59.2          1,541.9           1,601.1

Minority Interest...........................   402.0         199.6             (3.2)            196.4
Shareholders' equity........................ 1,647.7         818.2          3,490.0           4,308.2


___________________

(1) AmBev's share of the unaudited consolidated results of operations and balance sheet of Quinsa presented under Brazilian GAAP were combined with the corresponding financial information of AmBev and reported in our audited consolidated financial statements for the year ended December 31, 2003. For the purposes of U.S. GAAP, we report our interest in Quinsa on an equity accounting basis and not on a proportional consolidation basis.
(2) Represents our economic interest in Quinsa during the eleven months from January 31, 2003 through December 31, 2003.
(3)  Net of adjustments arising from proportional consolidation of Quinsa.
(4) Operating income under Brazilian GAAP is presented after financial income and financial expenses.
(5) Represents our economic interest in Quinsa at December 31, 2003.




          Quinsa carries out a significant portion of its business in Argentina. Since the fourth quarter of 1998, the Argentine economy has been in a recession, and during the second half of 2001, the recession worsened significantly, precipitating a political and economic crisis. Recent changes to Argentine law in connection with the economic crisis in Argentina have had a significant impact on Quinsa's operations. As a result, historical financial statements are not indicative of Quinsa's current financial position or anticipated results of operations or business prospects, all of which have been materially and adversely affected by the economic crisis since December 31, 2001.

          At December 31, 2003, a substantial portion of the financings incurred by Quinsa's subsidiaries in Argentina was denominated in U.S. dollars. The devaluation of the Argentine Peso and the economic crisis in Argentina, mainly in 2002, restricted the ability of these subsidiaries to generate sufficient cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency. The management of Quinsa and its subsidiaries renegotiated the maturity terms with financial institutions.

          As of December 31, 2003, we reclassified US$4.2 million of Quinsa's long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities. See "Liquidity and Capital Resources-Long-term Debt."

          Quinsa carries out a significant portion of its business in Argentina. Since the fourth quarter of 1998, the Argentine economy has been in a recession, and during the second half of 2001, the recession worsened significantly, precipitating a political and economic crisis. Recent changes to Argentine law in connection with the economic crisis in Argentina have had a significant impact on Quinsa's operations. As a result, historical financial statements are not indicative of Quinsa's current financial position or anticipated results of operations or business prospects, all which have been materially and adversely affected since December 31, 2001. Further information is available in Quinsa's annual report on Form 20-F for the fiscal year ended December 31, 2003 to be filed with the SEC. Documents filed by Quinsa with the SEC, including its 2003 Annual Report and any information therein, are not incorporated by reference in this annual report.

OTHER ACQUISITIONS/DISPOSITIONS AND ACCOUNTING IMPLICATIONS

          Industrias Del Atlantico (IDA)

          On October 24, 2002, AmBev and The Central America Bottling Corporation, or CabCorp, entered into a joint-venture agreement, setting forth rights and obligations for the creation of a strategic regional alliance to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev's products, especially beer in Guatemala, and other Central American countries. On August 12, 2003, Monthiers, an indirect subsidiary of AmBev, subscribed for 573,092 shares of common stock of Industrias del Atlantico S.A. ("IDA"), a Guatemalan company formerly controlled by Cab Corp, representing 50% plus one share of the outstanding issued and outstanding common stock of IDA. As consideration, Monthiers contributed to IDA U.S.$7.2 million in debt of IDA relating to credits that CBB held against IDA. These credits had arisen from the importation by IDA of certain goods and equipment from CBB and that had been transferred to Monthiers.

          Compania Cervecera AmBev Peru A.C. (AmBev Peru)

          On October 31, 2003, through our subsidiary Companhia Cervecera AmBev Peru S.A.C, AmBev acquired certain assets of Embotelladora Rivera in Peru for approximately R$86.7 million. These assets include two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year, and other sales and distribution assets in Lima. Contemporaneously with this acquisition, AmBev became PepsiCo's exclusive bottler for Northern Peru and Lima. Embotteladora Rivera will sell and distribute our beer and soft drinks products in Northern Peru. AmBev expects to have a fully operational beer plant in Peru in the beginning of 2005.

          Cerveceria SurAmericana (Cervesursa)

          In December 2003, we acquired 80% of the capital of Cervesura, located in Ecuador, for a total consideration of R$105.6, resulting in negative goodwill of R$18.5 million.

          Astra

          During the months of June and July 2002, CBB, a wholly-owned subsidiary of AmBev, increased its participation in the total capital of Astra from 73.1% to 93.6%, through the purchase of Aguia S.A.'s stake in Astra. Through 2002, CBB purchased shares from minority shareholders and increased its participation in the total capital of Astra to 96.7%. The 2002 stock purchase consideration totaled R$128.5 million, including R$94.3 million of goodwill. During 2003, Astra was merged into by CBB as part of our tax planning strategy, and a goodwill totaling R$146.3 million was reclassified to deferred charges for purposes of Brazilian GAAP. No such reclassification was made under U.S. GAAP.

          IBANN

          On November 1, 2001, the shareholders of AmBev and the minority shareholders of IBANN, a subsidiary of CBB (and a former Antarctica subsidiary), consummated a share exchange and approved the acquisition of the remaining interest (35.0%) in IBANN by AmBev. AmBev issued 526,210,199 shares, of which 96,712,635 were common shares and 429,497,564 were preferred shares in exchange for 17.1% and 45.4% of the common and preferred shares the minorities held in IBANN and recorded a capital increase of R$298.3 million. On December 10, 2001, we announced that we would pay R$242.2 million to the minority shareholders of IBANN who exercised their appraisal rights in lieu of accepting the share exchange. Under Brazilian GAAP, we accounted for this as a separate transaction, in effect a share buy-back, and recorded it as an increase in treasury shares. Under Brazilian GAAP, no goodwill was recognized on this transaction, although a capital gain of R$18.2 million was recognized in the statement of operations to reflect the difference in the net book value of the assets pertaining to the minority shareholders and the appraised book value calculated in the previous three months. For the purposes of U.S. GAAP, we believe that this transaction was inseparable from the acquisition itself and that the capital paid to IBANN minority shareholders was part of the consideration for the purchase.

          Bavaria

          On November 6, 2000, we entered into stock and distribution agreements providing for the sale of Bavaria S.A. to Molson Inc. See "Background on the Company--Brazilian Antitrust Approval". The total contingent consideration for the sale was R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million would be payable to us by Molson subject to the Bavaria brand reaching certain market share thresholds. We have not recorded this as an asset on the balance sheet. Unless otherwise stated, the historical operating and financial data of AmBev includes the operations of Bavaria through October 31, 2000.

          Pepsi

          In 1997, we acquired the Pepsi bottlers in southern and southeastern Brazil and the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. Under Brazilian GAAP, the shareholders' equity of these bottlers at the date of acquisition was zero, and since we paid a nominal amount for the business, no goodwill was recognized. Under U.S. GAAP, however, the acquisition gave rise to R$43.8 million of goodwill as of December 31, 1997 (which was being amortized over a 10-year period). In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Information on the Company--AmBev Business Overview--Our Products and Brands--Joint Ventures and Strategic Alliances".


EFFECT OF DIRECT DISTRIBUTION ON RESULTS OF OPERATIONS

          Historically, both Brahma and Antarctica distributed their products through exclusive third-party distribution networks. See "Information on the Company--Distribution and Sales". In the second half of 1997, Brahma began to implement the direct distribution of its products. For the year ended December 31, 2003, direct distribution represented 36.9% of our net sales volumes, compared to 32.6% and 29.6% in 2002 and 2001, respectively.

          As the proportion of our net sales made through direct distribution rises, our results of operations are affected as follows:

          o Net sales increases. Net sales made through direct distribution are greater than net sales made through third-parties. Under direct distribution, we receive a higher price for our products since third-party distribution fees are not applicable when we sell the products ourselves. Freight costs, absorbed by us when we sell to third-party distributors, are not deducted when sales are made under direct distribution. Since these cost are deducted from gross sales, the effect of greater direct distribution is an increase in net sales.

          o We incur transportation costs. When we sell our products directly, we incur freight costs in transporting our products between our plant and the point of sale, which are included in our cost of sales under U.S. GAAP and in our direct distribution expenses under Brazilian GAAP.

          o Our direct distribution expenses increase. Under the third-party distribution system, the salesperson is an employee of the distributor, while under direct distribution, the salesperson is our employee. As direct distribution grows, we incur additional direct distribution expenses from the hiring of additional employees which are offset by the increase in net sales.

          o Our working capital needs increase. Under our direct distribution system, we extend limited credit to some points of sale, based on market rates with terms ranging from two to twenty one days. Accordingly, as we increase direct distribution to the points of sale, our receivables increase.

FOREIGN CURRENCY EFFECTS

          We have significant amounts of U.S. dollar-denominated assets and liabilities and operating expenses denominated in or linked to U.S. dollars. However, substantially all of our revenues are generated in Reais.

          During 2003, the appreciation of the Real (22.3% against the U.S. dollar) had the following effects on our results of operations:

          o As of December 31, 2003, approximately 43% of our total costs of sales, for our Brazilian Operations, were linked to the U.S. dollar. The appreciation of the Real during the year had a favorable effect on the cost of commodities linked to U.S. dollars, such as sugar, aluminum and PET resin, as well as imported raw materials. For risk management purposes, we decided to hedge a significant amount of our foreign exchange exposure using derivative instruments, which negatively impacted our costs of sales in 2003. By way of contrast, significant devaluations of the real (such as during 2002) have had an unfavorable effect on the cost of packaging such as cans and PET bottles as well as imported raw materials. Historically, we have been able to raise prices to partially offset the cost increase. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost increases, or to recover such cost increases in future periods.

          o The effects of fluctuations in exchange rates on our U.S. dollar transactions (i.e., cash, cash equivalents, short-term investments, investments abroad, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income, financial expense and operating income (expense), net in our statements of operations.

          o As of December 31, 2003, approximately 85% of our total debt was denominated in U.S. dollars, which had a positive impact during 2003. AmBev seeks to manage its foreign currency debt exposure through cash investments in U.S. dollar-linked assets, swaps and derivatives instruments. In 2003, these hedging instruments were negatively impacted as a result of the appreciation of the Real during the year. However, as a result of the decrease in the U.S. dollar interest rates during 2003, the market value of our hedging instruments appreciated considerably, which had a positive impact on our results.

          o We have policies designed to manage commodity and currency risks to protect our U.S. dollar denominated transactions and net assets from the significant devaluations of the Real. We entered into commodity and cross-currency interest rate swap contracts to offset gains or losses generated by our U.S. dollar denominated transactions and loans. These swap contracts were effective in mitigating the significant losses that otherwise would have been recorded at the time of the significant devaluations that have occurred since 1999 until 2002. These foreign currency risk management policies are designed to take advantage of tax benefits as the gains mostly accrue in offshore, tax-exempt entities, where foreign exchange losses are tax deductible. See "Quantitative and Qualitative Disclosures about Market Risk".

According to Brazilian accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lower of their market value or accrual value.


COMMODITIES PRICE EFFECTS

          o AmBev has a significant exposure to fluctuations in the price of aluminum, which increased by approximately 18% during 2003, increasing our cost of sales. For risk management purposes, we entered into hedging agreements during 2003, which had a positive impact on our results in 2003. Another significant exposure relates to fluctuations in the price of sugar, which decreased approximately 40% during 2003, reducing our cost of sales.

TAXES

          TAXES ON INCOME.

          Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The composite statutory rate applicable for the year ended on December 31, 2003, 2002 and 2001 was 34%. For the years of 2003, 2002 and 2001, our Brazilian GAAP effective tax rate was a charge of 23.2% in 2003, a benefit of 23.7% in 2002, and a charge of 6.2% in 2001.

          The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholders' equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies not subject to different foreign tax rates; (iv) valuation allowances against net operating losses and reversals; (v) non-taxable benefits arising from State value-added incentive programs; and (vi) re-filings of tax returns following changes in interpretation of certain deductions..

          Under U.S. GAAP, we recorded a benefit of R$148.0 million in 2002 corresponding to 80% of the current value of tax loss carry-forwards acquired at the time of the Pepsi transaction in 1997 which had been subject to certain restrictions through October 2002. Under Brazilian GAAP, which uses different measurement criterion, this Pepsi tax asset was recorded as a credit to results in 2003.

          TAX LOSSES AVAILABLE FOR OFFSET.

          We had recorded tax loss carryforward assets available for offset of R$1,163.5 million as of December 31, 2003. Income tax losses available for offset in Brazil do not expire; however, the annual offset is limited to 30% of pretax income.

          New legislation was introduced in the third quarter of 2001 to subject offshore earnings to income tax in Brazil regardless of whether earnings have been remitted to Brazil and to restrict tax planning measures that have been available to companies in Brazil, including those we have made use of in the past. Although we do not believe that earnings that have been accumulated offshore will be taxed, the tax authorities may challenge our position on this matter and as a result our access to effective tax planning measures may be restricted in the future.

          TAXES ON SALES--RECOGNITION OF BENEFIT.

          A long standing tax dispute was decided in favor of Brazilian taxpayers on May 29, 2001 at an arbitration session of the Court of Appeals. As a result of this decision, we reversed part of the provision for Social Integration Program tax (PIS), a tax on gross revenues, through a credit of R$123.8 million, and which was recorded in provisions for contingencies and liabilities associated with legal proceedings in the year ended December 31, 2001.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

          The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2003 and 2002:

          In 2003, AmBev revised how it reports its operating results to better reflect the expanding geographical scope of its business. Previously, our operating results were categorized into three primary business segments:
Beer, Soft Drinks and Other Products (including NANC, by-products and malt sales to third parties). Both Brazilian and international operations were reflected in the results for the beer segment. In order to provide a more meaningful presentation of AmBev's operations outside Brazil, which have become increasingly relevant following the acquisition of our stake in Quinsa, our reports now reflect the following four business segments:

               o    Beer Brazil

               o    CSD and NANC

               o    Other Products

               o    International Operations

          The consolidation of the first three business segments provides the results for AmBev's operations in Brazil ("AmBev Brazil" or "Brazilian Operations"). Since sales outside Brazil were insignificant until the end of 2002, application of our new reporting methodology to prior periods does not result in any material changes to the reports previously made available for those periods.




                                                                             CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                         -------------------------------------------
                                                                          2003             2002            % Change
                                                                         ------           ------          ----------
                                                                          (R$ in millions, except volume amounts,
                                                                             percentages and per share amounts)
Sales volume--000 hectoliters(1)...............................            84,310          81,590              3.3
Net sales.....................................................            8,683.8         7,325.3             18.5
Net revenue per hectoliter--R$/hl..............................             103.0            89.8             14.7
Cost of sales.................................................           (4,044.2)       (3,341.7)            21.0
Gross profit..................................................            4,639.6         3,983.6             16.5
  GROSS MARGIN (%)..........................................                 53.4%           54.4%
Selling, general and administrative expenses
  Selling and marketing  expenses...........................               (847.1)         (687.2)            23.3
  Direct distribution expenses..............................               (648.6)         (537.4)            20.7
  General and administrative expenses, including directors' fees           (417.9)         (373.5)            11.9
  fees..........................................................
    Depreciation and amortization(2)..........................             (420.0)         (334.6)            25.5
                                                                         (2,333.5)       (1,932.7)            20.7
                                                                          2,306.1         2,050.9             12.4
Provisions for contingencies..................................             (187.9)         (123.7)            51.9
Other operating income, net...................................             (240.1)          199.4                -
Equity in results of affiliates ..............................               (6.2)              -                -
Net financial expenses........................................               93.1          (747.1)               -
Operating income(4) ..........................................            1,964.9         1,379.5             42.4
    OPERATING MARGIN (%)......................................               22.6%           18.8%
Net income....................................................            1,411.6         1,510.3             (6.5)
    NET MARGIN                                                               16.3%           20.6%
EARNINGS PER SHARE - R$/000 SHARES(3).........................               37.23           39.48             (5.7)


-----------------------
Amounts may not add due to rounding.

(1)  Total beverage sales volume combines AmBev's own beverage volume with the company's ownership percentage share of volume in
     Quinsa.

(2)  Does not include depreciation recorded on production assets which is recorded within Cost of sales, nor amortization of goodwill which is within Other operating income, net.

(3)  Calculated based on year end number of shares, excluding treasury shares.

(4)  Under Brazilian GAAP, operating income includes net financial expense.

MARGIN ANALYSIS

     The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2003 and 2002:



                                                                      Year Ended December 31,

                                                                       2003              2002
                                                                        (%)               (%)
Net sales............................................................. 100.0           100.0
Cost of sales......................................................... (46.6)          (45.6)
Gross profit..........................................................  53.4            54.4
Selling and marketing expenses........................................  (9.8)           (9.4)
Direct distribution expenses..........................................  (7.5)           (7.3)
General and administrative expenses, including directors' fees........  (4.8)           (5.1)
Depreciation and amortization.........................................  (4.8)           (4.6)
Provision for contingencies...........................................  (2.2)           (1.7)
Other operating income, net...........................................  (2.8)            2.7
Net financial expenses................................................   1.1           (10.2)

Operating income[1]...................................................  22.6            18.8

[1] Under Brazilian GAAP, operating income includes net financial expense.





FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

          The following table sets forth certain financial highlights by business segment for the years ended December 31, 2003 and 2002:



                                                                  YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------------------
                                                      2003                                        2002
                                        ------------------------------------        ---------------------------------
                                                            INTERNATIONAL                              INTERNATIONAL
                                          AMBEV BRAZIL       OPERATIONS               AMBEV BRAZIL      OPERATIONS
                                        ----------------   -----------------        ----------------  ---------------
Net sales..........................        7,637.7           1,046.1                  6,929.0               396.3
Cost of sales......................       (3,509.4)           (534.7)                (3,127.6)             (214.1)
Gross profit.......................        4,128.3             511.3                  3,801.4               182.2

Selling,  general and administrative
expenses...........................       (1,957.5)           (376.0)                (1,767.5)             (165.2)
                                           2,170.7             135.3                  2,033.9                17.0
Operating income


          NET SALES

          Net sales increased by 18.5% for the year ended December 31, 2003 to R$8,683.8 million from R$7,325.3 million in the same period in 2002. This increase was not only due to growth in our Brazilian Operations, but also growth in our International Operations, mainly as a result of the acquisition of our stake in Quinsa and expansion into new international markets.


          BRAZILIAN OPERATIONS

          Net sales from our Brazilian Operations increased by 10.2% for the year ended December 31, 2003 to R$7,637.7 million from R$6,929.0 million in the same period in 2002, primarily as a result of our revenue management initiatives, better execution at the point of sale, an increase in volumes sold directly and certain price realignments implemented during 2003.

          BEER BRAZIL. Net sales of beer in Brazil increased by 10.2% for the year ended December 31, 2003 to R$6,114.6 million from R$5,546.4 million in the same period in 2002, despite a 4.7% decrease in volumes sold as a resulted of a 2.1% decline in the Brazilian beer market, according to ACNielsen, and a lower weighted average market share in the preiod (67.3% in the year ended December 31, 2003 compared to 68.4% in the same period in 2002). Net sales per hectoliter increased by 15.7% to R$110.7 in 2003 from R$95.6 in 2002, mainly as a result of our revenue management initiatives, better brand mix, higher volumes sold through our direct distribution network and a price realignment implemented in June/July 2003. During the year, consumer prices for our main brands remained in line with inflation. Other reasons for the growth in net sales per hectoliter of Brazilian beer include: (i) the launch of new super premium brands such as Bohemia Dark, Bohemia Weiss and Brahma Light; (ii) the revitalization of our super premium brand Original; and (iii) further initiatives in sales force training to help standardize and improve point of sale execution.

          CSD&NANC. Net sales increased by 8.4% for the year ended December 31, 2003 to R$1,332.1 million from R$1,228.9 million in the same period in 2002. In the carbonated soft drink division (CSD), net sales increased by 9.9% for the year ended December 31, 2003 to R$1,205.1 million from R$1,096.3 million in the same period in 2002, primairly as a result of 13.1% higher net revenues per hectoliter combined with a 2.8% decrease in volumes sold. Although total soft drink volumes sold decreased by 2.8%, our core portfolio - Guarana Antarctica and Pepsi - volumes sold increased by 5.3% in 2003 reflecting our strategy to focus on high margin brands, as well as the introduction of Pepsi Twist in a 2 liter PET bottle package. Net sales per hectoliter for soft drinks increased by 13.1% for the year ended December 31, 2003 to R$68.1 in 2003 from R$60.2 in the same period in 2002, mainly as a result of better brand mix (the percentage of our core portfolio in total volumes sold increased to 84.7% from 78.2%), higher volumes sold through our direct distribution network and price initiatives implemented during 2003. A higher percentage of PET bottles in the packaging mix contributed to partially offset the gains in net sales per hectoliter described above.

          In the non-alcoholic and non-carbonated beverage division (NANC), net sales decreased by 4.2% for the year ended December 31, 2003 to R$127.1 million from R$132.7 million in the same period in 2002. This 4.2% decrease in net sales reflects AmBev's strategy to focus on high margin products, mainly Gatorade, resulting in a 23.2% decrease in volumes sold, but a 24.7% increase in net sales per hectoliter.

          OTHER PRODUCTS. Net sales increased by 24.2% for the year ended December 31, 2003 to R$190.9 million from R$153.7 million in the same period in 2002, primairly as a result of higher malt and by-products volumes sold to third parties.

          INTERNATIONAL OPERATIONS

          Net sales increased by 164.0% for the year ended December 31, 2003, to R$1,046.1 million from R$396.3 million in the same period in 2002, primarily as a consequence of an adequate combination of strategic alliances, joint ventures, greenfield projects and acquisitions, which allowed us to expand our operations into most of South American and to initiate operations in the Central America region. On January 31, 2003 we completed the acquisition of our interest in Quinsa, initially obtaining an economic interest of 40.475%. During the course of 2003, we acquired an additional 12.0 million Quinsa Class B shares through open market purchases, increasing our economic interest in Quinsa to over 50% by the end of the year. In 2003, Quinsa contributed net sales of R$773.7 million, or 74.0% of our International Operations' net sales. In September 2003, we initiated our operations in the Guatemalan beer market through our joint venture with the local Pepsi bottler, The Central America Bottling Corporation (CabCorp). Our Guatemalan operations contributed a net sales of R$22.0 million in 2003. In November 2003, we acquired various assets from Embotelladora Rivera in Peru, including PepsiCo's franchise agreement for Northern Peru and Lima, as well as two soft drink plants in Peru and some sales and distribution assets in Lima. Our Peruvian assets contributed net sales of R$23.6 million in 2003. Finally, in December 2003, we acquired Cerveceria SurAmericana, the second largest brewer in Ecuador.

         COST OF SALES

          Total cost of sales increased by 21.0% for the year ended December 31, 2003 to R$4,044.2 million from R$3,341.7 million in the same period in 2002. During most of 2003 and 2002, we had currency hedge agreements in place to manage our exposure to variable U.S. dollar-linked costs, such as costs associated with aluminum cans, malt, hops sugar and PET resin. As opposed to 2002, however, the U.S. dollar exchange rate implicit in our currency hedge agreements was higher than the exchange rate prevailing in the market (we refer to this difference as the "currency hedge effect"), generating a loss of R$99.0 million in 2003 (which had the effect of increasing our costs of sales by R$99.0 million) as compared to a gain of R$345.7 million in 2002 (which had the effect of reducing our costs of sales by R$345.7 million).

          As a percentage of our net sales, total cost of sales increased to 46.6% in 2003 from 45.6% in 2002.

          The following table sets forth a breakdown of total costs of sales and cost of sales per hectoliter:


                                                                            COST BREAKDOWN
                                                -----------------------------------------------------------------------
                                                    2003           2002           2003          2002         % CHANGE
                                                ---------         ------         ------        ------        ----------
                                                     (R$ in millions)                    R$/hl                  (%)
BRAZILIAN OPERATIONS
Raw material................................          998.9           794.2         13.5           10.2           31.9
Packaging...................................        1,548.9         1,383.1         20.9           17.8           17.4
Labor.......................................          195.4           212.3          2.6            2.7           (3.5)
Depreciation................................          272.0           316.9          3.7            4.1          (10.0)
Other.......................................          494.2           421.2          6.7            5.4           23.0
TOTAL BRAZILIAN COST OF SALES...............        3,509.4         3,127.6         47.4           40.3           17.6
International Operations....................          534.7           214.1         52.2           54.3           (4.0)
TOTAL COST OF SALES.........................        4,044.1         3,341.7         48.0           41.0           17.1


-------------------------
Amounts may not add due to rounding.


         BRAZILIAN OPERATIONS
         ---------------------

          Total cost of sales for our Brazilian Operations increased by 12.2% for the year ended December 31, 2003 to R$3,509.4 million from R$3,127.6 million in the same period in 2002. As noted above, our cost of sales was negatively affected by the U.S. dollar exchange rate implicit in our hedging obligations in 2003 compared to the implicit exchange rate in 2002.

          On a per hectoliter basis, our Brazilian Operations' cost of sales increased by 17.6% for the year ended December 31, 2003 to R$47.4/hl from R$40.3/hl in the same period in 2002. The negative impact of the implicit exchange rate for our cost of sales in 2003 was partially offset by our efforts to reduce our cost of sales by: (i) reducing prices paid for raw material, packaging and utilities through negotiation, development of new domestic and international suppliers and tolling arrangements; (ii) increasing conversion yields through several multifunctional initiatives and projects;
(iii) packaging engineering; (iv) process and packaging efficiency through improved plant floor execution; and (v) reducing fixed costs through centralization.

          BEER BRAZIL. Cost of sales for our Brazilian Beer Operations increased by 11.9% for the year ended December 31, 2003 to R$2,503.6 million from R$2,237.1 million in the same period in 2002, primarily as a result of the higher U.S. dollar exchange rate implicit in our cost of sales in 2003 compared to 2002.

          On a per hectoliter basis, cost of sales for our Brazilian Beer Operations increased by 17.5% for the year ended December 31, 2003 to R$45.3/hl from R$38.6/hl in the same period in 2002. The primary negative factor which affected costs of sales in 2003 was a higher percentage of imported barely in our malt mix, mainly as a result of the poor barley harvest in South America, as well as lower volumes, which increased the fixed cost per hectoliter.

          CSD&NANC. Cost of sales for our Brazilian CSD&NANC Operations increased by 9.7% for the year ended December 31, 2003 to R$887.3 million from R$809.0 million in the same period in 2002. On a per hectoliter basis, cost of sales increased 14.6% for the year ended December 31, 2003 to R$47.2/hl from R$41.2/hl in the same period in 2002, primarily as a result of the higher U.S. dollar exchange rate implicit in our costs in 2003 compared to 2002, which more than offset the gains generated by a greater efficiency in the bottling lines as well as a higher presence of PET bottles in our packaging mix, instead of aluminum cans.

          INTERNATIONAL OPERATIONS
          -------------------------

          Cost of sales for our International Operations increased by 149.8% for the year ended December 31, 2003 to R$534.7 million from R$214.1 million in the same period in 2002, primarily reflecting our new international operations that were expanded during 2003. On a per hectoliter basis, cost of sales for our International Operations decreased by 4.0% for the year ended December 31, 2003 to R$52.2/hl from R$54.3/hl in the same period in 2002, mainly reflecting the synergies realized in connection with the transfer to Quinsa of our assets in Argentina, Paraguay and Uruguay and improvements in the general economic situation in Argentina during 2003.

          GROSS PROFIT

          Gross profit increased by 16.5% for the year ended December 31, 2003 to R$4,639.6 million from R$3,983.6 million in the same period in 2002. Gross margin as a percentage of sales decreased slightly to 53.4% in 2003 from 54.4% in 2002. All improvements achieved through our revenue management initiatives were offset by lower volumes and the negative effect of our currency hedge obligations on our variable dollar-linked costs.

         SELLING AND MARKETING EXPENSES

          Selling and marketing expenses increased by 23.3% for the year ended December 31, 2003 to R$847.1 million from R$687.2 million for the same period in 2002, primarily as a result of new International Operations commenced during 2003. Selling and marketing expenses for our Brazilian Operations remained almost unchanged in 2003 (R$627.9 million) compared to 2002 (R$628.5 million).

          DIRECT DISTRIBUTION EXPENSES

          Direct distribution expenses include product delivery charges and delivery personnel required to distribute our products. Direct distribution expenses increased by 20.7% for the year ended December 31, 2003 to R$648.6 million from R$537.4 million in the same period in 2002. Reflecting our strategy to increase the percentage of volumes of our Brazilian Operations sold through our direct distribution network, volumes sold directly represented 36.9% of total volume sold in 2003, compared to 32.6% in 2002.

          On a per hectoliter basis, Brazilian Operations' direct distribution expenses increased 18.4% for the year ended December 31, 2003 to R$22.2/hl from R$18.7/hl for the same period in 2002. Higher freight costs, mainly a result of higher fuel costs, along with higher fixed costs per hectoliter, were the main reasons that negatively impacted the direct distribution expenses per hectoliter. Higher fixed costs per hectoliter were primarily the result of the increase in the number of direct distribution centers combined with lower overall volumes sold, especially in the second half of the year.

          Volumes sold directly in our International Operations, mainly in Venezuela, represented 84.4% of total volumes sold in that country for the year ended December 31, 2003, compared to 82.1% in the same period in 2002. Direct distribution costs per hectoliter were R$39.4/hl, in 2003, an increase of 6.3% over the same period in 2002.

          GENERAL AND ADMINISTRATIVE EXPENSES

          General and administrative expenses increased by 11.9% for the year ended December 31, 2003 to R$417.9 million from R$373.5 million in the same period in 2002, primarily as a result of International Operations commenced during 2003. General and administrative expenses for our Brazilian Operations were R$351.6 million in 2003, roughly in line with the R$346.4 million registered in 2002. Costs associated with the opening of new regional offices, as well as certain one-time expenses related to information technology projects, fully offset any cost reductions achieved through our initiatives to reduce general and administrative expenses.

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization increased by 25.5% for the year ended December 31, 2003 to R$420.0 million from R$334.6 million in the same period in 2002. Brazilian Operations' depreciation and amortization increased by 16.9% for the year ended December 31, 2003 to R$372.9 million from R$319.0 million in 2002, reflecting the investments in our direct distribution network and sub-zero coolers, which we continue to install at strategically located high volume points of sale. During the next two to three years we will be significantly increasing our investments in our sub-zero coolers as part of our strategy to enhance our point of sale execution and to leverage our distribution efficiency. Thus, depreciation should grow proportionally. International Operations' depreciation and amortization increased by 202.3% for the year ended December 31, 2003 to R$47.1 million from R$15.6 million in 2002, primarily as a result of the expansion of our international activities.

          Provisions for contingencies

          Net provisions for contingencies charged to the statement of operations amounted to R$187.9 million for the year ended December 31, 2003, compared to R$123.7 million charged in the same period in 2002. Provisions for contingencies with respect to Brazilian Operations were 231.8 million in 2003, mainly comprised of: (i) R$104.9 million for labor provisions; (ii) R$77.4 million for ICMS tax credit with respect to purchases of property, plant and equipment prior to 1996, which are under dispute; (iii) R$35.2 million related to a dispute regarding whether financial income is subject to PIS/COFINS tax; and (iv) a provision of R$9.7 million related to the termination of certain third-party distributor distribution agreements.

          Provisions for contingencies for International Operations were R$43.8 million, related mostly to our proportional consolidation of Quinsa.

          OTHER OPERATING INCOME (EXPENSE), NET

          Other (net) operating expenses for the year ended December 31, 2003 was R$240.1 million, compared to income of R$199.4 million in the same period in 2002. Brazilian Operations contributed with R$230.7 million in expenses related to: (i) foreign exchange losses in our subsidiaries abroad (principally malting plants in Argentina and Uruguay whose functional currency is the U.S. dollar), which totaled R$128.8 million; (ii) R$195.5 million of goodwill amortization, mainly related to Antarctica, Astra and Quinsa; and
(iii) R$16.5 million related to the pension cost arising from the Company's actuarial liabilities under Brazilian GAAP. Other operating income of R$175.9 million, related to tax incentives realized by AmBev's subsidiaries (mainly
CBB), and R$16.6 million, resulting from early payment of sales tax (ICMS) at a discount, contributed to partially offset other operating expenses associated with our Brazilian Operations.

          Other operating expenses for International Operations were R$9.4 million, mainly attributable to Quinsa's activities.

          NET FINANCIAL EXPENSES

          Our financial income consists of realized and unrealized gains from financial instruments, foreign exchange gains (losses) on investments, financial income on cash equivalents and others. Our financial expenses consist of foreign exchange gains (losses) on loans, realized and unrealized losses from financial instruments, interests and charges on loans, taxes on financial transactions, interest on contingencies and others.

          We enter into hedging transactions to address AmBev's Brazilian foreign currency debt exposure, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As a result of Brazilian accounting requirements, volatility in the Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

          Financial income for the year ended December 31, 2003 was R$601.8 million, compared to R$2,530.3 million in the same period in 2002. The effect of the appreciation of the real during 2003, resulting in losses attributable to our cash and assets linked to the U.S. dollar (R$97.2 million) in contrast to a gain registered in 2002 (R$1,007.2), as a result of the devaluation of real during 2002, more than offset the positive effect of the appreciation of the market value of certain assets during 2003, due to the decrease in the risk aversion and also lower interest rates prevailing in the market. Pursuant to Brazilian GAAP, we were not able to book an unrealized gain of R$205.9 million in the market value of certain assets, as such values exceeded the corresponding yield curve accrual values.

          Financial expenses for the year ended December 31, 2003 were R$508.7 million, compared to R$3,277.3 million in the same period in 2002. Once again, the appreciation of the Brazilian real during 2003 accounts for this difference. During 2002, the real devaluation negatively affected the value of our U.S. dollar denominated debt. Conversely, the appreciation of the Brazilian real in 2003 reduced the Real value of our U.S. dollar denominated debt.

          OPERATING INCOME

          Operating income increased by 42.4% for the year ended December 31, 2003 to R$1,964.9 million from R$1,379.5 million in the same period in 2002. The increase in operating income was attributable primarily to the following factors: (i) increase in gross profit from our Brazilian Operations; (ii) the expansion of our international activities; and (iii) the appreciation of the Brazilian real.

          NON-OPERATING INCOME (EXPENSE), NET

          Non-operating expenses increased by 39.5% for the year ended December 31, 2003 to R$100.7 million from R$72.2 million in the same period in 2002. Brazilian Operations non-operating expenses amounted to R$80.4 million, mainly as a result of an expense of R$47.9 million related to losses on the sale of fixed assets, and expenses of R$32.6 million related to Quinsa's share buyback programs, which, despite increasing AmBev's stake in the Company, had a negative effect on Quinsa's shareholders equity because of the difference between the market value of Quinsa's shares over their book value. International Operations contributed with non-operating expenses of R$20.2 million.

         INCOME TAX BENEFIT (EXPENSE)

          Our consolidated income tax and social contribution for the year ended December 31, 2003 was a charge of R$426.1 million. At the nominal tax rate of 34%, income tax for the year ended December 31, 2003 would have amounted to R$625.8 million. Our effective income tax rate in the year ended December 31, 2003 was positively affected by: (i) the benefit from tax deductible distribution of interest attributed to shareholders' equity (R$152.7 million); (ii) tax losses arising from the previous year (R$148.0 million), primarily from the Pepsi transaction; (iii) non-taxable equity gains attributable to subsidiaries (R$59.8 million); and (iv) the write-off of goodwill in connection with the merger of a subsidiary (R$37.1 million). The losses of subsidiaries abroad not subject to taxation (R$182.9 million) negatively affected our actual tax rate.


         PROFIT SHARING AND CONTRIBUTIONS

          Provision for employee and management profit sharing decreased by 81.1% for the year ended December 31, 2003 to R$23.7 million from R$112.3 million in the same period in 2002. The significant decrease is primarily a result of the non-payment of performance bonuses to which certain managers and employees would have been entitled if certain corporate goals and other performance targets had been achieved in 2003. The R$23.7 million relates to financial awards distributed in accordance with our Manufacturing Excellence Program and to the proportional consolidation of Quinsa's profit sharing program.

          MINORITY INTEREST

          Minority shareholders in our subsidiaries shared in gains of R$2.9 million for the year ended December 31, 2003, compared to losses of R$47.4 million in 2002. This change is related to the improved performance and extension of our International Operations in 2003.

          NET INCOME

          Net income decreased by 6.5% for the year ended December 31, 2003 to R$1,411.6 million from R$1,510.3 million in the same period in 2002.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

          The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2002 and 2001:




                                                                         CONSOLIDATED FINANCIAL HIGHLIGHTS
                                                                    -------------------------------------------
                                                                        2002            2001           % CHANGE
                                                                    -----------       ---------       ---------
                                                                    (R$ in millions, except volume amounts,
                                                                       percentages and per share amounts)
Sales volume--000 hectoliters(1)...............................       81,590         81,695              (0.1)
Net sales.....................................................         7,325.3        6,525.6            12.3
Net revenue per hectoliter--R$/hl..............................           89.8           79.9            12.4
Cost of sales.................................................        (3,341.7)      (3,366.2)           (0.7)
Gross profit..................................................         3,983.6        3,159.4            26.1
    Gross margin (%)..........................................            54.4%          48.4%
Selling, general and administrative expenses
    Selling and marketing  expenses...........................          (687.2)        (707.8)           (2.9)
    Direct distribution expenses..............................          (537.4)        (467.8)           14.9
    General  and  administrative  expenses,  including                  (373.5)        (351.5)            6.3
    directors' fees...........................................
    Depreciation and amortization(2)..........................          (334.6)        (256.5)           30.4
                                                                      (1,932.7)      (1,783.6)            8.4
                                                                       2,050.9        1,375.8            49.1
Provisions for contingencies..................................          (123.7)         (33.9)          264.9
Other operating income, net...................................           199.4          152.2            31.0
Net financial expenses........................................          (747.1)        (503.1)           48.5
Operating income(4)...........................................         1,379.5          991.0            39.2
    Operating margin (%)......................................            18.8%          15.2%
Net income....................................................         1,510.3          784.6            92.5
    Net margin                                                            20.6%          12.0%
Earnings per share - R$/000 shares(3).........................            39.48          20.42           93.3


------------------
Amounts may not add due to rounding.

(1)  Includes sales volume of beer, soft drinks and non-alcoholic non-carbonated beverages.

(2)  Does not include depreciation recorded on production assets which is recorded within Cost of sales, nor amortization of goodwill within Other operating income, net.

(3)  Calculated based on year end number of shares, excluding treasury shares.

(4)  Under Brazilian GAAP, operating income includes net financial expense.


MARGIN ANALYSIS

          The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2002 and 2001:



                                                                      Year Ended December 31,
                                                                      2002              2001
                                                                       (%)               (%)
Net sales...........................................................   100.0            100.0
Cost of sales.......................................................   (45.6)           (51.6)
Gross profit........................................................    54.4             48.4
Selling and marketing expenses......................................    (9.4)           (10.8)
Direct distribution expenses........................................    (7.3)            (7.2)
General and administrative expenses, including directors' fees......    (5.1)            (5.4)
Depreciation and amortization.......................................    (4.6)            (3.9)
Provision for contingencies.........................................    (1.7)            (0.5)
Other operating income, net.........................................     2.7              2.3
Net financial expenses..............................................   (10.2)            (7.7)

Operating income[2].................................................    18.8             15.2





FINANCIAL HIGHLIGHTS BY BUSINESS SEGMENT

          The following table sets forth certain financial highlights by business segment for the years ended December 31, 2002 and 2001:



                                                                  YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------------------
                                                      2002                                        2001
                                          --------------------------------        ----------------------------------
                                                           INTERNATIONAL                               INTERNATIONAL
                                          AMBEV BRAZIL       OPERATIONS             AMBEV BRAZIL         OPERATIONS
                                          -------------   ----------------        ----------------    --------------

Net sales..........................         6,929.0              396.3                 6,111.1               414.4
Cost of sales......................        (3,127.6)            (214.1)               (3,165.3)             (200.9)
                                          ----------           --------              ----------            --------
Gross profit.......................         3,801.4              182.2                 2,945.8               213.5
Selling,  general and administrative
expenses...........................        (1,767.5)            (165.2)               (1,598.9)             (184.6)
                                          ----------           --------              ----------            --------
                                            2,033.9               17.0                 1,346.9                28.9


[2]  Under Brazilian GAAP, operating net financial expense.



          NET SALES

          Net sales increased by 12.3% for the year ended December 31, 2002 to R$7,325.3 million from R$6,525.6 million in the same period in 2001. This increase was primarily due to the growth of beer and CSD beverages in our Brazilian Operations, through improved revenue management and the continued standardization of best practices within the Skol, Brahma and Antarctica distribution networks. International Operations in Paraguay contributed to this increase in net sales, while performances in Argentina, Uruguay and Venezuela were impacted by economic crisis, political uncertainty and social-economic turmoil in those countries.

          BRAZILIAN OPERATIONS

          Net sales for our Brazilian Operations increased by 13.4% for the year ended December 31, 2002 to R$6,929.0 million from R$6,111.1 million in the same period in 2001, primarily as a result of the revenue management initiatives implemented during the year in all Brazilian beverage divisions, as well as the increase in the percentage of volume sold through our direct distribution network.

          BEER BRAZIL. Net sales increased by 15.0% for the year ended December 31, 2002 to R$5,546.4 million from R$4,824.5 million in the same period in 2001, mainly as a result of revenue management initiatives and better execution at the point of sale. Net sales per hectoliter increased 16.9% to R$95.6 in 2002 from R$81.8 in 2001 while sales volumes fell 1.7%. During the year, consumer prices for our main brands remained in line with inflation. Other reasons for the growth in net sales of Brazilian beer include the increase in the proportion of direct sales, further initiatives in sales force training to help standardize and improve point of sale execution, the revitalization of our super premium brand Bohemia and the launch of high-margin products, such as Skol Beats and Chopp Express, to target specific niches in the Brazilian market.

          CSD&NANC. Net sales increased by 19.2% for the year ended December 31, 2002 to R$1,228.9 million from R$1,030.8 million in the same period of 2001. In the carbonated soft drink division (CSD), net sales increased by 13.4% for the year ended December 31, 2002, to R$1,096.2 million from R$967.0 million in the same period in 2001 as a direct result of our strategy to focus on AmBev's core brands -- Guarana Antarctica and Pepsi -- and leverage point of sale execution from our leading beer brands. AmBev's core brands volume increased by 6.8% and represented 78.2% of total sales, compared to 72.4% in 2001. Sales volume for the full portfolio decreased 1.1%. Net sales per hectoliter rose 14.6% as a result of our strategy to narrow the price gap of our products to 5-10% below those of the market leader and the successful launch in 2002 of Pepsi Twist, which is premium priced and achieved 1.2% market share as of December 31, 2002. Additionally, an increase in one-way packaging to 92.5% of sales volume in 2002, compared to 90.8% in 2001, as well as higher levels of direct distribution, also contributed to the overall growth in net sales per hectoliter.

          In the non-alcoholic and non-carbonated beverage division (NANC), net sales increased by 108.2% for the year ended December 31, 2002 to R$132.7 million from R$63.7 million in the same period of 2001. The introduction of the Gatorade brand into our portfolio was the primary reason for this increase. NANC volumes sold increased by 70.2% in 2002, mainly driven by isotonic sales volumes, which increased more than threefold, as well as mineral water sales volumes, which increased 23.3%. Also, as a result of the introduction of the Gatorade brand into our portfolio, net sales per hectoliter increased by 22.3% for the year ended December 31, 2002 to R$92.6 from R$75.7 in the same period of 2001.

          OTHER PRODUCTS. Net sales decreased by 40.0% for the year ended December 31, 2002 to R$153.7 million from R$255.9 million in the same period in 2001. The removal of Molson's Bavaria brand from our distribution network in the first half of 2002 was the primary reason for the weak performance of this division in 2002.

          INTERNATIONAL OPERATIONS

          Net sales outside of Brazil decreased by 4.4% for the year ended December 31, 2002 to R$396.3 million from R$414.4 million in the same period in 2001. While sales volume grew 14.3% to 3.9 million hectoliters and the packaging mix and increase in direct distribution positively impacted sales, net sales per hectoliter fell as a result of significant currency depreciation. The proportion of one-way packaging increased to 29.0% in 2002 from 15.3% in 2001. Direct sales in the cities of Buenos Aires and Caracas accounted for 40.2% and 82.6% of total sales, respectively.

          AmBev's international segment volume growth was achieved through market share gains in Argentina, Paraguay, Uruguay and Venezuela, as a result of the expansion of direct sales in major cities and the replication of point of sale execution best practices in those markets. Volume growth was also due to the start up of our operations in Paraguay, which accounted for an additional 0.4 million hectoliters for the full year in 2002, compared to only 39,500 hectoliters for the two months of production in 2001.

          COST OF SALES

          Total cost of sales fell by 0.7% for the year ended December 31, 2002 to R$3,341.7 million from R$3,366.2 million in the same period in 2001. During most of 2002 our derivative financial instruments fully mitigated the effect of the devaluation of the real on our U.S. dollar-linked costs such as aluminum cans, malt and hops, compensating for the 21.6% average devaluation of the Real (34.3% comparing December 31, 2002 to December 31, 2001). Our cost of sales would have been R$345.7 million higher had we not contracted these derivative financial instruments. The average exchange rate for the hedging transactions was R$2.42 per U.S.$1.00, compared to a market average exchange rate of R$2.99 per U.S.$1.00 in 2002. Total cost of sales, excluding depreciation, increased to R$3,016.7 million in 2002, which is 0.3% above the same period in 2001. Variable costs, which mainly include packaging (aluminum cans and PET bottles), and raw material costs (malt, sugar and hops) represented 70.4% and 68.9% of the total cost of sales in 2002 and 2001, respectively.

          As a percentage of our net sales, total cost of sales decreased to 45.6% in 2002 from 51.6% in 2001.

          The following table sets forth the total cost breakdown, and cost of sales per hectoliter:



                                                                              COST BREAKDOWN
                                                  -------------------------------------------------------------------
                                                         2002         2001         2002      2001         % CHANGE
                                                  ------------     --------      -------    ------        -----------
                                                       (R$ in millions)                R$/hl                  (%)

Brazilian Operations
Raw material................................             794.2        778.6         10.2       9.9            2.8
Packaging...................................           1,383.1      1,412.4         17.8      18.0           (1.3)
Labor.......................................             212.3        204.7          2.7       2.6            4.6
Depreciation................................             316.9        346.1          4.1       4.4           (7.7)
Other.......................................             421.2        423.5          5.4       5.4            0.2
Total Brazilian cost of sales...............           3,127.6      3,165.3         40.3      40.4           (0.4)
International Operations....................             214.1        200.9         54.3      58.4           (6.9)
Total Cost of Sales.........................           3,341.7      3,366.2         41.0      41.2           (0.6)

Amounts may not add due to rounding.




          BRAZILIAN OPERATIONS

          Total cost of sales for our Brazilian Operations decreased by 1.2% for the year ended December 31, 2002 to R$3,127.6 million from R$3,165.3 million in the same period in 2001. This was primarily possible due to the derivative financial instruments put in place in 2002. In addition to the effect of the derivative financial instruments, a decrease in Brazil Beer sales volumes and the shift in the packaging mix toward returnable containers for both beer and soft drinks, also positively affected our Brazilian Operations cost of sales.

          BEER BRAZIL. Despite the impact of the devaluation of the Real on U.S. dollar-denominated commodity prices, such as aluminum cans and malt, cost of sales for beer decreased 1.7% for the year ended December 31, 2002 to R$2,237.1 million from R$2,274.7 million in the same period in 2001, and cost of sales per hectoliter remained stable at R$38.6. The main reason this decrease was possible was due to the derivative financial instruments put in place in 2002.

          In addition to the effect of the derivative financial instruments, the shift in the packaging mix toward returnable containers also contributed to the decrease in costs per hectoliter sold. As a percentage of sales, cost of sales for beer decreased from 47.1% in 2001 to 40.3% in 2002, as costs were offset by higher net sales per hectoliter and operating cost savings from our cost cutting program of R$43.2 million.

          CSD&NANC. Cost of sales for CSD&NANC increased by 12.6% for the year ended December 31, 2002 to R$809.0 million from R$718.4 million in the same period in 2001, despite the effect of the derivative financial instruments offsetting the devaluation of the Real. The main reasons for this increase were the shift in the packaging mix toward non-returnable containers for CSD beverages, which represented 92.5% of sales volumes in 2002 compared to 90.8% in 2001, as well as the introduction of Gatorade brand in our NANC portfolio. As a percentage of sales, cost of sales for CSD&NANC decreased from 69.7% in 2001 to 65.8% in 2002.

          INTERNATIONAL OPERATIONS

          International beer operations cost of sales increased by 6.5% for the year to December 31, 2002 to R$214.1 million from R$200.9 million in the same period in 2001. This increase was as a result of the combination of a 14.4% higher volumes sold with a decrease of 6.9% in cost of sales per hectoliter. Cost of sales per hectoliter decreased to R$54.3 for the year ended December 31, 2002 from R$58.4 in the same period in2001.

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

          DIRECT DISTRIBUTION EXPENSES

          Direct distribution expenses include product delivery charges and the cost of sales and delivery personnel required to distribute our products. Direct distribution expenses increased by 14.9% for the year ended December 31, 2002 to R$537.4 million from R$467.8 million in the same period in 2001. This growth was mainly due to higher direct sales, which accounted for 32.6% of total sales volume in 2002, compared to 29.6% during 2001. Although the increase in direct distribution results in higher net sales since we sell directly to the retailer, we also assume the cost of the sales force as well as the necessary transportation and storage expenses. As a percentage of net sales, direct distribution expenses remained almost stable at 7.3% for the year ended December 31, 2002.

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

          DEPRECIATION AND AMORTIZATION

          Depreciation and amortization increased by 30.4% for the year ended December 31, 2002 to R$334.6 million from R$256.5 million in the same period in 2001. This increase reflects both the investment in our sub-zero coolers, which are placed at strategically located points of sale, and the investments in direct distribution. During the next two to three years the company will be significantly increasing its investment in our sub-zero coolers as part of our strategy to enhance our point of sale execution and to leverage our distribution efficiency. Thus, depreciation should grow proportionally.

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

          OTHER OPERATING INCOME (EXPENSE), NET

          Other operating income (expense), net increased by 31.0% for the year ended December 31, 2002 to R$199.4 million from R$152.2 million in the same period in 2001. The principal components of other operating income in 2002 were foreign exchange gains in our subsidiaries abroad (principally malting plants in Argentina and Uruguay whose functional currency is the U.S. dollar), which totaled R$128.8 million, a R$151.9 million gain on financed sales taxes which were forgiven by the government (tax incentives), and a R$26.6 million gain associated with sales tax issues (PIS, COFINS, ICMS and IPI). All other items accounted for R$14.8 million.

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

          INCOME TAX BENEFIT (EXPENSE)

          Taxes on income amounted to a benefit of R$280.6 million for the year ended December 31, 2002, compared to a tax charge of R$51.9 million in the same period in 2001. At statutory income tax rates, the charge for income tax and social contribution would have amounted to R$444.5 million in 2002. Non-taxable gains generated in subsidiaries abroad, that arose principally due to foreign exchange gains on cash in U.S. dollars, amounted to a benefit of R$735.2 mi llion in 2002, compared to R$151.5 million in 2001. All other items accounted for a charge of R$10.1 million in 2002.

          PROFIT SHARING AND CONTRIBUTIONS

          Provision for employee and management profit sharing grew by 38.1% for the year ended December 31, 2002 to R$112.3 million from R$81.3 million in the prior year. This amount relates to performance based bonuses, which are calculated based on the achievement of corporate, department or business unit, and individual goals, established by the Board of Directors, including, among others, certain Economic Value Added ("EVA") targets which were met in 2002. According to AmBev's bylaws, the profit sharing payments are limited to 10% of net income for employees and 5% for executives. During 2002, AmBev contributed R$12.8 million to the FAHZ, to ensure that the Foundation's future actuarial obligations were fully funded and expensed this amount directly to income.

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

          Our cash and cash equivalents and short-term investments at December 31, 2003, 2002 and 2001 were R$2,690.0 million, R$3,290.0 million and
R$2,562.9 million, respectively. The increase in the amount of our cash and cash equivalents at the end of 2003 compared to the end of 2002 was primarily a result of: (i) payment for the acquisition of our interest in Quinsa and other acquisitions; (ii) payment of dividends during the year; and (iii) capital expenditures. Proceeds from the issuance of CBB's US$500 million 10-year senior notes in September 2003 and liquidation of certain short-term investments positively affected our cash position. The decrease in the amount of our cash and cash equivalents at the end of 2002 compared to the end of 2001 was principally due to the repayment of debt in 2002 which was partially offset by higher operating cash flows and the fact that our cash position at the end of 2001 reflected the issuance of CBB's US$500 million notes in December 2001.

          We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.


CASH FLOWS

          OPERATING ACTIVITIES

          Our cash flows from operating activities decreased 29.7% for the year ended December 31, 2003 to R$2,527.6 million from R$3,595.0 million for the year ended December 31, 2002. All the foregoing factors were partially mitigated by other transactions generating a net cash inflow of R$8.3 million in 2003.

          Our cash flows from operating activities totaled R$3,595.0 million for the year ended at December 31, 2002 and R$1,006.6 million for the year ended at December 31, 2001. Our cash generated in 2002 increased by 257.1% when compared to 2001, as a consequence, primarily, of a 92.5% net income growth in 2002, the latter being driven primarily by revenue management initiatives and the use of commodity financial instruments which mitigate our exposure to U.S. dollar-denominated costs.

          INVESTING ACTIVITIES

          Cash flows used in our investing activities for the year ended December 31, 2003 totaled R$2,014.7 million compared to R$1,603.1 million for the year ended December 31, 2002. The increased cash utilized in investing activities in 2003 compared to 2002 primarily reflects the acquisition of our economic interest in Quinsa and our investments in new markets in South and Central America, such as Ecuador, Peru and Guatemala, as well as investments in our direct distribution network, mainly through the acquisition of third-party distributors.

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

          FINANCING ACTIVITIES

          Cash flows used in financing activities for the year ended December 31, 2003 totaled R$346.7 million, compared to R$2,912.2 million for the year ended December 31, 2002. The proceeds of loans, primarily the U.S.$500 million 10-year Senior Notes issued in September 2003, as well as the cash generated from our operating activities, were used to repay R$2,510.1 million in debt in 2003. Debt repayments in 2002 amounted to R$2,925.3 million and in 2001 amounted to R$1,343.9 million.

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

          As of December 31, 2003, our outstanding debt totaled R$5,980.4 million (of which R$1,976.1 million was short-term debt, including R$1,427.4 million of the current portion of long-term debt). Our debt consisted of R$901.5 million of real-denominated debt and R$5,078.9 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt at December 31, 2003 was 12.1% and 6.8%, and the average duration was 5 months and 2.3 years, respectively. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was approximately 7.0% and 10.5%, and the average duration was 6 months and 7.0 years, respectively.

          As of December 31, 2002, our outstanding consolidated debt totaled R$4,486.7 million (of which R$607.4 million was short-term debt, including R$292.5 million of the current portion of long-term debt). Our debt consisted of R$988.1 million of real-denominated debt and R$3,498.6 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt at December 31, 2003 was 11.6% and 8.1%, and the average duration was 6 months and 2.5 years, respectively. The weighted average annual interest rate for the short- and long-term portions of the foreign currency-denominated debt was approximately 9.9% and 9.7%, and the average duration was 5 months and 4.8 years, respectively.

          As of December 31, 2001, our outstanding debt totaled R$4,569.4 million (of which R$1,720.0 million was short term debt, including R$280.3 million of the current portion of long term debt). Our debt consisted of R$1,042.0 million of real-denominated debt and R$3,527.4 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt at December 31, 2003 was 11.0% and 9.0%, and the average maturity was 6 months and 2.6 years, respectively. The weighted average annual interest rate for the short and long-term portions of the foreign currency-denominated debt was approximately 5.6% and 10.3%, and the average maturity was 7 months and 6.5 years, respectively.

          The following tables set forth our net debt consolidated position as of December 31, 2003, 2002 and 2001:



                                                             NET DEBT CONSOLIDATED POSITION
                                                ----------------------------------------------------------
                                                            2003                           2002
                                                ----------------------------   ---------------------------
                                                LC(1)     FC(2)      TOTAL      LC(1)     FC(2)      TOTAL
                                              -------    -------    -------    ------   -------   --------
                                                                    (R$ in millions)
Short-term debt(3)..................            262.0    1,714.1    1,976.1    269.1      338.3      607.4
Long-term debt......................            639.5    3,364.8    4,004.3    719.0    3,160.3    3,879.3
TOTAL...............................            901.5    5,078.9    5,980.4    988.0    3,498.6    4,486.7

Cash and cash equivalents and
   short-term investments...........                                ----------                    --------
                                                                    2,690.0(4)                     3,290.0
Net debt............................                                3,290.4                        1,196.7

Amounts may not add due to rounding.
(1)  LC = Local Currency
(2)  FC = Foreign Currency
(3)  Includes the current portion of long-term debt.





                                                                  NET DEBT CONSOLIDATED POSITION
                                             --------------------------------------------------------------------------
                                                           2002                                    2001
                                             -----------------------------------     ----------------------------------
                                               LC(1)        FC(2)         TOTAL        LC(1)        FC(2)        TOTAL
                                             --------     --------      --------     --------      --------     --------
                                                                          (R$  in millions)
Short-term debt(3)..................            269.1        338.3         607.4        271.0       1,449.0      1,720.0
Long-term debt......................            718.9      3,160.3       3,879.3        771.0       2,078.4      2,849.4
Total...............................            988.0      3,498.7       4,486.7      1,042.0       3,527.4      4,569.4

Cash and cash equivalents and
   short-term investments...........                                    --------                                --------
                                                                         3,290.0                                 2,562.9
Net debt............................                                     1,196.7                                 2,006.4

Amounts may not add due to rounding.
(1)  LC = Local Currency
(2)  FC = Foreign Currency
(3)  Includes the current portion of long-term debt.


          SHORT-TERM DEBT

          As of December 31, 2003 our short-term debt totaled R$1,976.1 million, consisting primarily of the current portion of our syndicated loan denominated in Japanese Yen which matures in August 2004. As of December 31, 2003, 86.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 7.0%. The Japanese Yen-denominated loan represented 53.8% of our short-term debt.

          As of December 31, 2002 our short-term debt totaled R$607.4 million and consisted primarily of financing for the importation of raw materials and equipment, and working capital. As of December 31, 2002, 55.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 9.9%.

          LONG-TERM DEBT

          As of December 31, 2003, our long-term debt, excluding the current portion of long-term debt, totaled R$4,004.3 million, of which R$639.5 million was denominated in Reais. The remainder was denominated primarily in U.S. dollars. The current portion of our local long-term debt totaled R$1,427.4 million as of December 31, 2003.

                                                                 LONG-TERM
                                                              DEBT MATURITY(1)

2005...........................................................     232.5
2006...........................................................     390.9
2007...........................................................     152.8
2008...........................................................     150.0
2009...........................................................      20.4
2010...........................................................      53.2
2011...........................................................   1,498.1
2012 and later.................................................   1,506.4
TOTAL..........................................................   4,004.3

Amounts may not add due to rounding.
(1) Excludes the current portion of long-term debt.


          In accordance with our foreign currency risk management policy, we have entered into forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks. See "Quantitative and Qualitative Disclosures About Market Risk" for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

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

          Our cash interest paid was, R$ 256.2 million, R$559.5 million and R$260.5 million for the years ended December 31, 2003, 2002, and 2001, respectively.

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

          In December 2001, CBB issued U.S.$500 million 10 1/2% Notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. On August 28, 2002, we completed an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the syndicated loans and the notes issued in 2001 were used principally to repay short-term debt, but also to finance part of AmBev's capital expenditure program and for general corporate purposes.

          In September 2003, CBB issued U.S.$500 million 8 3/4% Notes due 2013, fully guaranteed by AmBev. The transaction was priced at 99.674% of the nominal principal amount with a coupon rate of 8.75%. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the notes issued in 2003 were used principally to repay short-term debt, to finance part of AmBev's capital expenditure program, and also for general corporate purposes. The original contracted interest rate may be increased by 0.5%, if the notes are not registered with the SEC by September 18, 2004.

          As of December 31, 2003, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (BNDES), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), and the Financing Fund for Studies and Projects (FINEP).

          Our reais denominated long-term borrowings at December 31, 2002 consisted primarily of long-term plant expansion and other loans from governmental agencies including BNDES, and BNDES programs, including FINAME, and FINEP. In May 2001 we entered into an additional line of credit agreement with BNDES totaling R$216.5 million, of which R$168.2 million was received in 2001. The line of credit is payable in monthly installments with final maturity in December 2008.

          On December 31, 2001, R$3,527.4 million of our total borrowings (including the current portion of long term debt) were denominated in foreign currencies. At the December 31, 2001 exchange rate, R$694.7 million represented the Japanese Yen denominated syndicated loan, R$1,164.6 million the U.S. dollar denominated 10 Year Senior Loan Notes, R$1,178.5 million represented the U.S. dollar denominated raw material import financing, and the remainder of R$489.6 million other U.S. dollar denominated debt.

          A substantial portion of the financings incurred by Quinsa's subsidiaries in Argentina is denominated in U.S. dollars. The devaluation of the Argentine Peso and the economic crisis in Argentina, mainly in 2002, restricted the ability of these subsidiaries to generate sufficient cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency. The management of Quinsa and its subsidiaries renegotiated the maturity terms with financial institutions.

          At December 31, 2003, Quinsa was in default of certain loan covenants. Quinsa's management has concluded the process of renegotiating the terms of the affected loans. As of December 31, 2003, we reclassified approximately US$4.2 million of Quinsa's long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities.

          Quinsa's results of operations are proportionately consolidated in our financial statements for 2003.

          SECURED DEBT

          Certain of our loans, with an aggregate outstanding principal balance of R$620.5 million at December 31, 2003, are secured by either our facilities located in, or equipment in our facilities located in, Agudos, Jacarei, Aguas Claras (Sergipe), Nova Rio (Rio de Janeiro), Teresina, Manaus, Aquiraz, Natal, Jacarepagua, Curitiba and Cuiaba. The loans, which include the loans provided by BNDES and FINEP, were used to expand or modernize our facilities and equipment.

          SALES TAX DEFERRALS AND OTHER TAX CREDITS

          We currently participate in several programs by which a portion of payments of value-added tax on sales and services (ICMS) due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. The total amount deferred at December 31, 2003, including ICMS financing, was R$768.7million, as disclosed in note 11 to our financial statements. Percentages deferred typically range from 40% to 100% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2003, R$393.6 million, included a current portion of R$161.8 million (classified under other taxes and contributions payable), and R$231.8 million payable thereafter. The remaining R$375.1 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2003 and 2002 we recorded R$175.9 million and R$151.9 million, respectively, of tax credits as gains on tax incentive programs. The benefits granted are not subject to withdrawal in the event that we do not meet the program's targets; however, future benefits may be withdrawn.

          COMMITMENTS AND CONTINGENCIES

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2003.

                                                            LESS
                                                            THAN 1       1-3       3-5     MORE THAN
      CONTRACTUAL OBLIGATIONS                     TOTAL      YEAR       YEARS     YEARS     5 YEARS
---------------------------------------------- ---------- ---------- ---------- ---------- ----------
                                                        (in millions of Reais)
Long-term debt................................   5,431.7    1,427.6      623.4     302.8    3,077.9
Sales tax deferrals...........................     396.0      161.8      103.9     130.3          -
Capital expenditure commitments                    100.0      100.0
Aluminium procurements........................   3,300.0    1,100.0    2,200.0
Plastic procurements..........................     196.0       98.0       98.0
                                                ---------- ---------- ---------- ---------- ----------
  Total contractual cash commitments..........   9,423.7    2,887.4    3,025.3    433.10    3,077.9


The above table does not reflect contractual commitments discussed in "Off-
Balance Sheet Arrangements"

(1) Includes current portion. Detailed in note 10 to our audited financial statements.
(2) The sales tax deferrals are detailed in note 11 to our financial statements. The total amount deferred of R$572.3 million considered in that note includes R$393.6 million of sales tax deferrals and R$375.1 million of ICMS financing initiatives. The latter is included within the long-term debt balance in the table above, as they are financing in nature.
(3) We have contracts with certain key suppliers to buy volumes of key materials in our production and packaging processes. We have a contract to purchase R$98.0 million per annum for the next three years of plastics for PETs. Further, we have contracts to buy other key materials, including aluminum and natural gas, but without fixed volumes or values. These amounts are currently unquantifiable, and have therefore not been included in the table above.

          Pursuant to the agreement with BAC relating to the Quinsa Class A Shares, AmBev has a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by AmBev beginning in April 2009 and in April of each year thereafter. Conversely, BAC has a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by BAC beginning in April 2003 and in April of each year thereafter. The put option held by BAC is immediately exercisable upon a change of control of AmBev/occurring prior to January 31, 2006, and will be deemed exercised in the event of a change of AmBev occurring after that date. Accordingly, BAC may seek to exercise the put option in connection with the consummation of the Interbrew-AmBev Transactions. See "Information on the Company--Acquisition of Interest in Quinsa". The price of the shares will be calculated based on the EBITDA of both AmBev and Quinsa at the time of exchange. Even though the put and call options are not considered a commitment on our part, either we or BAC may decide to exercise it in the future.

          We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. As discussed in "Operating and Financial Review and Prospectus--Critical Accounting Policies--Contingencies--Unrecognized exposures", these have been estimated at R$1,266.6 million but are not considered commitments.

          CAPITAL INVESTMENT PROGRAM

          In 2003, capital expenditures on property, plant and equipment totaled R$862.2 million. These expenditures primarily included investments in quality, automation, modernization, replacement of packaging lines, and others of approximately R$162.7 million; investment in warehousing for direct distribution of R$405.9 million; investments in coolers of R$157.8 million; expenditures for the replacement of bottles and crates of R$112.2 million; and continued investments in information technology of R$23.6 million.

          At December 31, 2003, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$1,745.3 million. This amount included the acquisition of our economic interest in Quinsa. The purchase price of our initial 40.475% economic interest in Quinsa included a cash disbursement of R$1,429.0 million in 2003. As of December 31, 2003, we had disbursed an additional R$249.6 million to increase our economic interest in Quinsa to 49.66% through the purchase of an additional 12.0 million Quinsa Class B shares on the open market. Also included in the R$1,745.3 million are the acquisition of our interests in our Peruvian and Ecuadorian assets.

          In 2002, capital expenditures on property, plant and equipment totaled R$522.3 million. These expenditures included investments in quality, automation, modernization, replacement of packaging lines, and others of approximately R$192.8 million, investment in warehousing for direct distribution of R$149.9 million, cooler investments of R$72.4 million, expenditures for the replacement of bottles and crates of R$77.7 million and continued investments in information technology of R$29.6 million. Investments in subsidiaries and affiliates, including acquisition of intangible assets net of cash, totaled R$75.6 million and included the purchase of an additional stake in Astra.

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

          We continually evaluate possible acquisitions, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt. We announced our investment in a facility in the Dominican Republic in February 2004. This project will involve the acquisition of 51% of the capital of Embodom that includes a soft drink facility and distribution network, and construction of a beer facility in Santo Domingo. This investment will involve approximately U.S.$33 million of capital expenditures, working capital and launch expenses during 2004. We expect operations to commence during 2004.

          AmBev is currently constructing a brewery in Peru. Certain equipment is being transferred from facilities in Brazil to optimize underutilized assets following the Brahma and Antarctica merger. Total expected investment should amount to U.S.$30 million.

          We anticipate an increase in capital expenditures during 2004 as a result of our focus on the construction of new facilities in South and Central America, and increased investment in bottles and packaging in connection with our expansion into new markets.

OFF-BALANCE SHEET ARRANGEMENTS

          We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

          o Future committed capital expenditures of R$100.0 million, which have been disclosed in "-Liquidity and Capital Resources -Commitments and contingencies";

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

          o We have a number of derivatives that we manage to mitigate our exposure to risk, as disclosed in "Quantitative and Qualitative Disclosures about Market Risk". The nominal value of open derivatives contracts (both assets and liabilities) at December 31, 2003 is R$6,379.7 million;

          o Packaging purchase contracts. We have included details of our contract commitments not currently held on balance sheet with regard to raw material purchase contracts in "-Commitments and Contingencies". This includes commitments to purchase R$196.0 million of plastic and R$2,300.0 million of aluminum over the following three years;

          o Contingencies which represent possible, though not probable, risk of loss have not been provided in our balance sheet and amount to R$1,266.6 million;

          o We have contracts regarding our sales of the Bavaria brand to Molson, and the acquisition of our interest in Quinsa, which have potential future impacts. With regard to the former, we may receive further disposal proceeds, subject to certain brand market share criteria being met. See "Background on the Company--Brazilian Antitrust Approval". With regard to Quinsa, we may be obliged to acquire the remaining interest, subject to certain put and call options, which can be exercised by the shareholders of BAC or ourselves. See "Information on the Company--Joint Ventures and Strategic Alliances". These do not, however, represent guarantees, but will only be realized based on the occurrence of contingent events. AmBev's interest in Quinsa is accounted for on the proportional consolidation method under Brazilian GAAP and on the equity basis for purposes of U.S. GAAP. Our put agreement is not reflected on our Brazilian GAAP balance sheet.

          We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

Directors, Senior Management and Employees

                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          The Board of Directors and the executive officers oversee AmBev's administration. The Board of Directors is comprised of three to 15 members who must be shareholders of AmBev and provides the overall strategic direction of AmBev. Directors are elected at general shareholders' meetings by holders of common shares for a three-year term, reelection being permitted. Day-to-day management is delegated to the executive officers of AmBev, who must number at least two but no more than 15. The Board of Directors appoints executive officers for a three-year term, reelection being permitted. The AmBev shareholders' agreement regulates the election of directors of AmBev by the controlling shareholders. See "Major Shareholders and Related Party Transactions--AmBev Shareholders' Agreement--Management of AmBev".

DIRECTORS

          The following table sets forth information with respect to the directors of AmBev:


BOARD OF DIRECTORS(1)
                                                                                             DIRECTOR        TERM
NAME                                            AGE(2)  POSITION                              SINCE         EXPIRES
--------------------------------------------------------------------------------------------------------------------
Marcel Herrmann Telles.....................       54    Co-Chairman and Director               1999          2005
Victorio Carlos De Marchi..................       65    Co-Chairman and Director               1999          2005
Magim Rodriguez Junior.....................       62    Vice Chairman and Director             2004          2007
Jorge Paulo Lemann.........................       64    Director                               1999          2005
Carlos Alberto da Veiga Sicupira...........       56    Director                               1999          2005
Jose Heitor Attilio Gracioso...............       72    Director                               1999          2005
Roberto Herbster Gusmao....................       81    Director                               1999          2005
Vicente Falconi Campos.....................       63    Director                               1999          2005
Diego Fernando Miguens Bemberg.............       49    Director                               2003          2005

ALTERNATE MEMBERS

Roberto Moses Thompson Motta...............       46    Alternate Director                     1999          2005
Fersen Lamas Lambranho.....................       42    Alternate Director                     2002          2005

(1)  Marcel Telles, Co-Chairman of the Board of Directors of AmBev, is also a member of the Board of Directors of Braco and ECAP, the former controlling shareholders of Brahma, while Victorio Carlos De Marchi, a Co-Chairman of the Board of Directors, was appointed by the FAHZ, the former controlling shareholder of Antarctica.  Braco and ECAP appointed two additional  directors--Jorge Paulo Lemann and Carlos Alberto Sicupira.  The FAHZ appointed two additional directors--Jose Heitor Attilio Gracioso and Roberto Herbster Gusmao.  Both alternate directors were appointed by Braco and
     ECAP, the former controlling shareholders of Brahma.  Diego Fernando Miguens Bemberg was appointed in  substitution of
     Jose de Maio Pereira da Silva by the members of the Board of Directors according to the terms of the Company's bylaws, referred by Quinsa.  Magim Rodriguez Junior, the former Chief Executive Officer of AmBev, was appointed Vice-Chairman of the
     Board of Directors by the members of the Board of Directors according to the terms of the Company's bylaws. The alternate members of the Board of  Directors of AmBev were  appointed  in order to replace,  if and when necessary, any of the directors appointed by Braco and ECAP.

(2)  Age as at May 31, 2004.

          The following are brief biographies of each of AmBev's directors:

          MARCEL HERRMANN TELLES. Mr. Telles is the Co-Chairman of the Board of Directors of AmBev. Mr. Telles is a partner of GP Investimentos Ltda. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          VICTORIO CARLOS DE MARCHI. Mr. De Marchi is the Co-Chairman of the Board of Directors of AmBev and the Chairman of the Board of Directors of CBB. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association ("Sindicerv") until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Financas e Administracao de Sao Paulo and a law degree from Faculdade de Direito de Sao Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          MAGIM RODRIGUEZ JUNIOR. Mr. Rodriguez is the Vice-Chairman of the Board of Directors of AmBev. He served as Chief Executive Officer of AmBev from 1999 to 2003. He is also Chief Executive Officer of CBB. He has been associated with Brahma since 1989, serving first as Marketing Executive Officer. He holds a degree in business administration and accounting from Universidade Mackenzie. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          JORGE PAULO LEMANN. Mr. Lemann is a member of the Board of Directors of AmBev. Mr. Lemann is a partner of GP Investimentos Ltda. He is also a board member of Lojas Americanas S.A., the Gillette Company and Swiss Re; Chairman of the Latin American Advisory Committee of the New York Stock Exchange; founder and board member of Fundacao Estudar, provider of scholarships for students in Brazil; and member of the Advisory Board of DaimlerChrysler. He previously served as a member of the Board of Directors of Brahma from 1990 to 1999. He holds an B.A. degree from Harvard Business School, class of 1961. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

          CARLOS ALBERTO DA VEIGA SICUPIRA. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. Mr. Sicupira is a partner of GP Investimentos Ltda. He is also currently a board member of Sao Carlos Empreendimentos e Participacoes, ALL and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

          JOSE HEITOR ATTILIO GRACIOSO. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Companhia Antarctica Paulista in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica's Board of Directors and, in 1999, he was elected Chairman of the Board of Directors of Antarctica, a position he held until April 2000. He holds a degree in marketing from the Escola Superior de Propaganda de Sao Paulo, a degree in business administration from Fundacao Getulio Vargas and a degree in law from Faculdade de Direito de Sao Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, Sao Paulo, Brazil.

          ROBERTO HERBSTER GUSMAO. Mr. Gusmao is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Companhia Antarctica Paulista from 1998 until April 2000. Mr. Gusmao was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and Industry from 1985 to 1986 and CEO of Banco de Desenvolvimento do Estado de Sao Paulo from 1982 to 1983. Mr. Gusmao was also a professor and founder of graduation and post-graduation programs at Fundacao Getulio Vargas from 1954 to 1969. Mr. Gusmao has a law degree from Faculdade de Direito da Universidade de Minas Gerais. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, Sao Paulo, Brazil.

          VICENTE FALCONI CAMPOS. Mr. Campos is a member of the Board of Directors of AmBev. He serves as a member of the Institutional Council of Fundacao de Desenvolvimento Gerencial (FDG) and is a member of the Board of Directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantin and

Mercedes Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from Colorado School of Mines (USA). His principal business address is Av. Contomo, 7962, 10th floor, Belo Horizonte, Brazil.

          DIEGO FERNANDO MIGUENS BEMBERG. Mr. Bemberg is a member of the board of Directors of AmBev. He also serves as a member of the board of Directors of BAC, Dinaluca S.A., Abrojo Alto S.A., Inversiones Delta S.A., Mojame S.A., MB Holding S.A., Cadiluna S.A., Los Menucos S.A., Patagonia Gold S.A., Mineria Puerto Madryn S.A., Minamalu S.A., MPV S.A. and Puerto Chico S.A. Mr. Bemberg is an entrepreneur with principal business address at Av. del Libertador 498, 27th floor, Buenos Aires, Argentina.

          ROBERTO MOSES THOMPSON MOTTA. Mr. Motta is an alternate member of the Board of Directors of AmBev. Mr. Motta is a partner of GP Investimentos Ltda. He is also a board member of Submarino and, Lojas Americanas S.A.. He worked in the investment banking division of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from Pontificia Universidade Catolica do Rio de Janeiro, and an M.B.A. from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, Sao Paulo, Brazil.

          FERSEN LAMAS LAMBRANHO. Mr. Lambranho is an alternate member of the Board of Directors of AmBev. Mr. Lambranho is a partner at GP Investimentos Ltda. and has been a Board Member of Lojas Americanas since 1998, of Telemar since 1999 and of Sao Carlos Empreendimentos e Participacoes since 1999. Prior to joining GP Investimentos, Mr. Lambranho was CEO of Lojas Americanas. Mr. Lambranho has a B.S. in Engineering from Universidade Federal do Rio de Janeiro, an M.S. in Business Administration from Universidade Federal do Rio de Janeiro (COPPEAD) and an O.P.M. (Owners/Presidents Management Program) from Harvard Business School. His principal business address is Av. Brigadeiro Faria Lima 3729, 7th floor, Sao Paulo, Brazil.

          EXECUTIVE OFFICERS

          The following table sets forth information with respect to the executive officers of AmBev:


                                                                                     CURRENT
                                                                                     POSITION      TERM
NAME                                      AGE(1)  TITLE                              HELD SINCE    EXPIRES
----------                                ------  -------------------------------    ----------    --------
Carlos Alves de Brito(2)................    44    Chief Executive Officer                2004         2005
Juan Manuel Vergara Galvis(3)...........    44    International Executive Officer        2004         2005
Luis Felipe Pedreira Dutra Leite........    38    Chief Financial Officer and            2000         2006
                                                  Investor Relations Officer
Jose Adilson Miguel.....................    62    Retail Executive Officer               2000         2006
Claudio Braz Ferro......................    49    Industrial Executive Officer           2000         2006
Miguel Nuno da Mata Patricio............    38    Marketing Executive Officer            2000         2006
Pedro de Abreu Mariani..................    37    General Counsel                        2004         2005
Luiz Fernando Zielger de Saint Edmond       38    Sales Executive Officer                2004         2005

(1)  Age at May 31, 2004.
(2)  Mr. Brito has been an Executive Officer since 2000; however, he was appointed CEO in 2004.
(3)  Mr. Vergara has been an Executive officer since 2000; however, he was appointed International
     Executive Officer in 2004.

          The following are brief biographies of each of AmBev's executive officers.

          CARLOS ALVES DE BRITO. Mr. Brito is the Chief Executive Officer of AmBev and Chief Operating Officer of CBB. He served as Chief Operating Officer of AmBev from 2000 to 2003. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          JUAN MANUEL VERGARA GALVIS. Mr. Vergara is the International Executive Officer of AmBev. He served as the Executive Soft Drink and Non-alcoholic Non-Carbonated Beverages Officer of AmBev from 2001 to 2003. Prior to this appointment he was the Marketing Executive Officer of Brahma and AmBev from 1997 to 2000. He holds a degree in business administration from the Colegio de Estudos Superiores de Administracion, in Bogota, Colombia. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          LUIS FELIPE PEDREIRA DUTRA LEITE. Mr. Dutra is the Chief Financial Officer and Investor Relations Officer of AmBev and the Chief Financial Officer of CBB. He joined Brahma in 1990 and has held numerous positions during his tenure. Mr. Dutra holds a degree in economics and an M.B.A. in financial management from Universidade de Sao Paulo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          JOSE ADILSON MIGUEL. Mr. Miguel is the Retail Executive Officer of AmBev. He has held various management positions during his tenure with Brahma since 1962. He was appointed Commercial Manager in 1970, General Marketing Manager in 1976, and Marketing Executive Officer in 1980. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          CLAUDIO BRAZ FERRO. Mr. Ferro is the Industrial Executive Officer of AmBev and CBB. He joined Brahma in 1977 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          MIGUEL NUNO DA MATA PATRICIO. Mr. Patricio is the Executive Officer of Marketing of AmBev. He joined the company in 1999. Mr. Patricio has a degree in business administration from Fundacao Getulio Vargas in Sao Paulo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

          PEDRO DE ABREU MARIANI. Mr. Mariani is the General Counsel of AmBev. He joined the Company in 2004. He holds a law degree from Pontificia Universidade Catolica do Rio de Janeiro and a L.L.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, Sao Paulo, Brazil.

          LUIZ FERNANDO EDMOND. Mr. Edmond is the Sales Executive Officer of AmBev. He joined the Company in 1990 in the first group of trainees and held various positions in the Distribution, Commercial, and Direct Distribution Departments. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, Sao Paulo, Brazil.

BOARD PRACTICES AND CORPORATE GOVERNANCE

          In 2003, we held numerous meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. Additionally, our Investor Relations website is constantly updated, providing the market with information which is virtually real-time.

          We host quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. In March 2003, we organized our first site visit for investors and analysts.

          FISCAL COMMITTEE

          At AmBev's Annual and Extraordinary Shareholders' Meeting held on April 28, 2004, the re-appointment of a Fiscal Committee was approved by present shareholders for the fiscal year 2004. The members of the Fiscal Committee will remain in office until the next annual shareholder's meeting which will deliberate on the financial statements of the fiscal year ended December 31, 2004. Although AmBev's Fiscal Committee is not permanent, shareholders have been approving the re-appointment of Fiscal Committees for each fiscal year since AmBev's first Annual Shareholders' Meeting in 2000, which occured promptly after CADE approved the combinatin of Antartica and Brahma to form AmBev. Both Brahma and Antarctica had fiscal committees similar to AmBev's.

          The responsibilities of the Fiscal Committee include supervision of management performing analyses and rendering opinions regarding AmBev's financial statements and performing other duties in accordance with Brazilian Corporate Law. Current members of the committee are Messrs.
Antonio Luiz Benevides Xavier, Everardo de Almeida Maciel and Jose Fiorita, and their alternate members are Messrs. Luiz de Santa Ritta Matta, Ricardo Scalzo and Jose Botafogo Goncalves, respectively. None of the members of the Fiscal Committee is also a member of the Board of Directors or of the Executive Committee.

          THE BOARD OF DIRECTORS

          Except for Mr. Magim Rodriguez Junior, recently appointed Vice Chairman of the Board of Directors; Mr. Diego Meguens, who was appointed member of the Board of Directors in 2003 as a result of the acquisition of our interest in Quinsa; and Mr. Fersen Lambranho, who was appointed an alternate member of the Board of Directors in 2002, all of the current members and alternate members of the Board of Directors of AmBev have been members since 1999 and had their mandates renewed in 2002 until 2005.

          The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains their short-term competitiveness. Also, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising the Company's long-term growth, while ensuring that AmBev's corporate values are practiced and known.

          The Company's Chairman of the Board of Directors and the Chief Executive Officer are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

          EXECUTIVE COMMITTEE

          The Executive Committee is the main link between the policies and decisions made by the Board of Directors and AmBev's management team. The Executive Committee's explicit responsibilities are:

          o to present medium-term planning proposals to the Board of Directors;

          o to propose AmBev's annual performance targets and the budgets needed to attain the projected goals; and

          o to monitor AmBev's standing through analysis of its results and market developments.

          The Committee is also responsible for the interests of AmBev's employees, and its members are involved in recruiting programs, variable compensation policies and in the spreading of our culture.

          Current members of the committee are Messrs. Marcel Herrmann Telles, Victorio Carlos De Marchi and Magim Rodriguez Junior.

          Throughout the year, the Executive Committee holds seven meetings, during which it addresses, among other matters: actual results versus performance targets; the market; integrated planning; goals; budget; personnel; investment plans; remuneration policy; and pricing policy.

          AUDIT COMMITTEE

          The Audit Committee, created in 2001, acts on behalf of the Board of Directors and is responsible for the integrity and accuracy of our consolidated financial statements and the performance of internal and external auditors. It also oversees the legal compliance of our operations, the management of internal controls and the appointment of the external auditors.

          Current members of the committee are Messrs. Victorio Carlos De Marchi, Jose Heitor Attilio Gracioso and Jorge Paulo Lemann.

          Throughout the year, the Audit Committee holds four meetings, in which are discussed, among other matters: AmBev's financial statements; internal audits; tax risks; and compliance with the Sarbanes-Oxley Act.

          FINANCE COMMITTEE

          The Finance Committee analyzes and monitors our annual investment plan and ensures that it is carried out. This Committee assesses merger and acquisition opportunities before forwarding them to the Board of Directors. It is also the Finance Committee's responsibility to evaluate the best capital structure AmBev to maximize EVA.

          Current members of the committee are Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Roberto Moses Thompson Motta and Luis Felipe Pedreira Dutra Leite.

          Throughout the year, the Finance Committee holds three meetings, in which are discussed, among other matters: budget; financial risk analysis; treasury policy; and merger and acquisition opportunities.


          CONSULTING COMMITTEE

          The Shareholders General Meeting held on April 25, 2003, included a provision in the Company's Bylaws authorizing the Board of Directors to create a Consulting Committee, formed by three independent members appointed by the Board of Directors for terms of three years or in case of vacancy. The Consulting Committee shall have the following functions:

          o to issue opinions to: the Shareholders General Meetings concerning the conducting of the business and compliance with statutory obligations by the Company's senior management; the Company's management discussion and analysis report; and any submissions to be made by the Board of Directors to the Shareholders General Meetings;

          o to provide economic, industry and commercial data to the Board of Directors related to the Company's main business purposes, including opinions and recommendations;

          o to make recommendations concerning new business and general issues submitted to their consultation.

          The current members of the Consulting Committee appointed by the Board of Directors on June 11, 2003, with a term expiring in 2006, are:
Messrs. Jose de Maio Pereira da Silva, Paulo Cezar Castello Branco Chaves de Aragao and Ary Oswaldo Mattos Filho.

COMPENSATION

          The aggregate remuneration of all members of the Board of Directors and senior management of AmBev in 2003 for services in all capacities amounted to R$5.9 million, including variable pay (bonuses). The members of the Board of Directors and senior management received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the FAHZ and, prior to this the Brahma Welfare Foundation. The Board of Directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit sharing plan, and share purchase plan. For a description of these plans see "--Plans".

          There are no benefits in kind provided to the directors of the Company. Neither are there agreements between AmBev and any of its directors providing for benefits upon termination of employment.

EMPLOYEES

          As of December 31, 2003, AmBev and its subsidiaries had approximately 18,890 employees, approximately 52% of whom were engaged in production, 41% of whom were engaged in sales and distribution and 7% of whom were engaged in administration.

          The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:


                         EMPLOYEES AS OF DECEMBER 31,
    --------------------------------------------------------------------
          2003                       2002                       2001
    ---------------            ----------------            -------------

         18,890                     18,570                     18,136


          The following table shows the geographical distribution of AmBev's employees as of December 31, 2003:

                  GEOGRAPHICAL DISTRIBUTION OF AMBEV EMPLOYEES
   --------------------------------------------------------------------------
   LOCATION                                               NUMBER OF EMPLOYEES
   ------------------------------------------             -------------------

   Brazil....................................                    16,384
   Venezuela.................................                     1,168
   Peru......................................                       826
   Guatemala.................................                       199
   Uruguay...................................                       188
   Argentina.................................                       125
                                                          -------------------
                                                                 18,890
                                                          ===================


          TRAINING.

          In 1995, Brahma created the "Brahma University" (now "AmBev University") to train and enhance our employees' performance, and the performance of our distributors' employees. In 2003, the AmBev University provided specific training for 1,579 employees and its distributors, totaling 6,788 hours of training. At the management level, AmBev's senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. Together with the Brazilian beer producers' association, Sindicerv, AmBev also has established a training school at Vassouras, near Rio de Janeiro, which includes a micro brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Domens Academie in Munich, Germany, where its personnel responsible for beer production are introduced to new worldwide technologies and is able to visit other brewers and equipment suppliers.

          AmBev also operates the AmBev University TV. The University is a proprietary distance-learning tool operated over a secure satellite broadcasting system that connects all of AmBev's business units and a majority of our third-party distributors. In 2003, we provided standardized effective training to nearly 12,500 sales people. The television program coursework is reinforced and supplemented with online testing to closely monitor the learning process of each sales person, allowing us to pinpoint weaknesses and then act to provide individual training programs, as well as providing feedback to improve the quality of the broadcast. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

          INDUSTRIAL RELATIONS.

          All of AmBev's employees are represented by labor unions, but only 7.5% of our employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers' unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center. AmBev's collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relation with its employees is satisfactory, and there have been no strikes or significant labor disputes in the past nine years.

          HEALTH AND SEVERANCE BENEFITS.

          In addition to wages, AmBev's employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev's employees consist of benefits provided both by AmBev directly and by AmBev through the FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate law and AmBev's bylaws, to support the FAHZ. As part of the process of merging the Brahma Welfare and FAHZ (see "Major Shareholders and Related Party Transactions--Major Shareholders--Share Ownership History of AmBev's Major Shareholders"), an actuarial evaluation was carried out to determine the level of contributions required to be made to the FAHZ to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation.

          AmBev is required to contribute 8.5% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). Under Brazilian law, AmBev is also required to pay termination benefits to employees dismissed without just cause, equal to 50% of the accumulated contributions made by AmBev to the FGTS during the employee's period of service. For CBB, we have a preliminary injunction ("liminar") that allows the company to contribute 8% and 40% respectively.

          STOCK OWNERSHIP PLAN.

          AmBev has a stock ownership plan designed to attract and retain the services of qualified directors, executives and employees. Both common and preferred shares may be granted in the plan. As of December 31, 2003 the plan had outstanding and exercisable rights to acquire 733,689,000 shares of AmBev. The plan is administered by a committee, which includes non-management members of the Board of Directors of AmBev. This committee periodically creates programs under the stock ownership plan, defining the terms and employees to be included, and establishes the price at which the rights to acquire shares are to be issued. This price may not be less than 90% of the average price of the shares traded on the stock market on the previous three business days, adjusted by an inflation index to be defined by the committee for each program. The number of shares which may be granted in each year cannot exceed 5% of the total number of shares outstanding of each type of shares, although the amount has always remained significantly below this level. When shares are acquired by the employee, AmBev issues new shares or transfers treasury shares to the option holder. Stock ownership rights granted have no final date to be exercised. When the grantee leaves the company (other than upon retirement), the rights to acquire shares are forfeited. If an employee decides to sell shares acquired under the plan or an employee leaves the company, AmBev has the right to buy such shares at a price equal to:

          o the inflation indexed price paid by such employee, if the employee sells the shares during the first 30 months after shares are acquired by the employee;

          o 50% of the inflation indexed price paid, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after shares are acquired by the employee; or

          o the market price, if the employee sells the shares more than 60 months after shares are acquired by the employee.

          For plans granted prior to 2003, the subscription price of the shares could be paid over time, such period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These loans are guaranteed by the shares which will be acquired under the plan. In order to comply with the Sarbanes-Oxley Act of 2002, we are currently revising the terms of our stock ownership plan to extend the financing for the purchase of shares upon exercise of the right to acquire such shares exclusively to our employees and not to officers or directors. At December 31, 2003 the outstanding balance of the subscription price yet to be paid amounted to R$234.7 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders' equity under U.S. GAAP.

          AMBEV PENSION PLAN.

          AmBev's pension plans are administered by the AmBev Pension Fund (Instituto AmBev de Previdencia Privada - "IAPP") which is the successor of the Brahma Pension Fund - Instituto Brahma de Seguridade Social - as from December 8, 2000.

          The AmBev Pension Fund operates both a defined benefit pension plan and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. We nominate the three directors of the AmBev Pension Fund. As of December 31, 2003, we had 4,662 participants in our plan of which 2,778 participated in the defined benefit plan and 1,884 in the defined contribution plan.

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

          Pension costs relating to the AmBev contributed to IAPP for the year ended December 31, 2003, were approximately R$ 4.4 million compared to R$ 4.2 million in 2002.

          The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 88,664,850 common shares of AmBev at December 31, 2003 with a total market value of R$63.4 million as of December 31, 2003), government securities and properties. All benefits are calculated and paid in inflation indexed reais.

          PROFIT-SHARING PLAN.

          AmBev's bylaws provide for the distribution of up to 10% of AmBev's net income, as determined in accordance with Brazilian GAAP, to its employees. Executive officers are eligible for profit sharing in an amount not to exceed the lower of their annual remuneration or 5% of AmBev's net income in the aggregate.

          Payments under AmBev's profit sharing plan are subject to the availability of cash resources of AmBev. Executive officers' bonuses are determined based upon the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors. All other employees of AmBev are entitled to performance based variable bonuses calculated on an annual basis.

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

          Our annual targets may be changed by the Board of Directors. For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the plant level is based on a ranking between the different plants, which based on their relative ranking may or may not receive the bonus.

          Expenses of AmBev provisioned under these programs amounted to R$23.7 millions for the year ended December 31, 2003, R$112.3 million for the year ended December 31, 2002 and R$81,3 million for the year ended December 31, 2001.

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

          o    EBITDA growth from 23% up to 23.99% = 23% EVA

          o    EBITDA growth from 24% up to 24.99% = 24% EVA

          o    EBITDA growth > 25% = 25% EVA

DIRECTOR AND SENIOR MANAGEMENT SHARE OWNERSHIP

          The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by senior management as of May 31, 2004:



                                                        AMOUNT AND PERCENTAGE      AMOUNT AND PERCENTAGE
NAME                                                      OF COMMON SHARES          OF PREFERRED SHARES
-------------------------------------------------        ---------------------      ---------------------
Marcel Herrmann Telles(1)........................          *                          *
Victorio Carlos De Marchi(2).....................          *                          *
Magim Rodriguez Junior...........................          *                          *
Jorge Paulo Lemann(3)............................          *                          *
Carlos Alberto da Veiga Sicurpira(4) ............          *                          *
Jose Heitor Attilio Gracioso(5)..................          *                          *
Roberto Herbster Gusmao(6).......................          *                          *
Vicente Falconi Campos...........................          *                          *
Diego Fernando Miguens Bemberg...................          *                          *
Roberto Moses Thompson Motta(7)..................          *                          *
Fersen Lamas Lambranho...........................          *                          *
Carlos Alves de Brito............................          *                          *
Juan Manual Vergara Galvis.......................          *                          *
Luis Felipe Pedreira Dutra Leite.................          *                          *
Jose Adilson Miguel(8)...........................          *                          *
Claudio Braz Ferro...............................          *                          *
Miguel Nuno da Mata Patricio.....................          *                          *
Luiz Fernando Zielger de Saint Edmond............          *                          *

*    Indicates that the individual holds less than 1% of the class of securities.

(1) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP. Mr. Telles owns indirectly 18.82% of the voting capital of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions-- Major Shareholders--AmBev Shareholders' Agreement". Mr. Telles is also a trustee of the FAHZ. For information regarding the shareholdings of the FAHZ, see "Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(2) Mr. De Marchi is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(3) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP.
     Mr. Lemann owns indirectly 42.12% of the voting capital of Braco Invest. S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

(4) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP. Mr. Sicupira owns indirectly 15.17% of the voting capital of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

(5) Mr. Gracioso is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(6) Mr. Gusmao is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

(7) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP. Mr. Motta is an executive officer of Braco Investimentos S.A. and ECAP.

(8) Mr. Miguel is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--AmBev's Major Shareholders".

DIFFERENCES BETWEEN THE UNITED STATES AND THE BRAZILIAN CORPORATE GOVERNANCE PRACTICES

          The SEC approved in November 2003 the new corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE must disclose the significant ways in which their corporate governance practices differ from the corporate governance standards established by the NYSE.

          In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not yet required but strongly recommended. Additionally, the Sao Paulo Stock Exchange (BOVESPA) and the Brazilian Institute of Corporate Governance (IBGC) have developed guidelines to help with the dissemination of corporate governance practices.

          The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

          INDEPENDENCE OF DIRECTORS AND INDEPENDENCE TESTS

          NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. "Controlled companies" such as AmBev need not comply with this requirement.

          The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Fiscal Committee.

          Brazilian corporate law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of a company's executives and directors.

          EXECUTIVE SESSIONS

          NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

          According to the Brazilian corporate law, up to one third of the members of the board of directors can also hold management positions. However, none of our directors holds a management position at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard.

          NOMINATING/CORPORATE GOVERNANCE AND COMPENSATION COMMITTEES

          NYSE corporate governance standards requires that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. "Controlled companies" such as AmBev need not comply with this requirement.

          In addition, we are not required under Brazilian law to have, and accordingly we do not have, a nominating committee, corporate governance committee or compensation committee. Currently, all of our directors are nominated by our controlling shareholders. The role of the corporate governance committee is generally performed by either our board of directors or our senior management. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of the companys directors and executive officers, including benefits and allowances at a general shareholder's meeting.

          AUDIT COMMITTEE AND AUDIT COMMITTEE ADDITIONAL REQUIREMENTS

          NYSE corporate governance standards require that a listed company has an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

          The Brazilian corporate law requires us to have a non-permanent fiscal committee. The fiscal committee operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We do not maintain a permanent fiscal committee; however, our shareholders have annually approved the establishment of a fiscal committee since its first adoption in 2000, right after CADE officially approved the combination (both Brahma and Antarctica had implemented their respective fiscal committees prior to the combination).

          We also have an audit committee, but it is not composed of independent directors. In order to comply with the requirements of the Sarbanes-Oxley Act and the rules of the NYSE, we are committed to altering the composition of our audit committee so that it contains solely independent members by July 2005.

          SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS

          NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

          Our board of directors is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected. Any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

          CORPORATE GOVERNANCE GUIDELINES

          NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards which include, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the board.

          We believe the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE. We have adopted and observe the Policy of Disclosure of Acts or Relevant Facts and the Preservation of Confidentiality, which deals with the public disclosure of all relevant information as per CVM's guidelines. Also, we comply with the CVM rules relating to transactions involving the dealing by our management in our securities.

          We have a constantly updated investor relations website. We also host quarterly conference calls with investors which are broadcasted live through the internet and have prepared a manual for disclosure and information use and the policies for negotiating securities, which is also available at our website.

         CODE OF BUSINESS CONDUCT AND ETHICS

          NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers.

          We have adopted a code of ethics that applies to all officers and employees. There are no waivers to our code of ethics.

         CERTIFICATION REQUIREMENTS

          NYSE corporate governance standards require that each listed company's Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance standards.

          As required by Section 303A.12(b) of the NYSE corporate governance standards, our Chief Executive Officer will promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

Major Shareholders and Related Party Transactions

                              MAJOR SHAREHOLDERS

INTRODUCTION

          As of May 31, 2004, AmBev had 15,631,332,792 common voting shares and 21,732,192,808 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (ADSs) pursuant to the Securities Act: ADSs evidenced by American Depositary Receipts (ADRs) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of May 31, 2004, there were 90,322,022 preferred ADSs outstanding (representing 9,032,202,200 preferred shares) and 576,171 common ADSs outstanding (representing 57,617,100 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

CONTROL

          AmBev is controlled by Braco Investimentos S.A., ECAP and the FAHZ, which own in the aggregate 77.08% of AmBev's common shares outstanding. In addition, Braco Investimentos S.A., ECAP and the FAHZ, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "--AmBev Shareholders' Agreement". As of May 31, 2004, FAHZ owns 24.27% of the common shares outstanding of AmBev. Braco Investimentos S.A. and ECAP collectively own 52.80% of the common shares outstanding of AmBev. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. Braco Investimentos S.A. is an investment company, substantially all the assets of which consist of the shares of AmBev and ECAP previously held by Braco S.A..

          Braco S.A., which used to own the AmBev common shares and ECAP shares now owned by Braco Investimentos S.A., was itself controlled by S-Braco Participacoes S.A. ("S-Braco"), an investment company, substantially all the assets of which consisted of shares of AmBev and Braco S.A. 50%, 25% and 25%, respectively, of the common shares of S-Braco were indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four Brazilian holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia", and together with Santa Judith, Santa Irene and Santa Estela, the "Santas"). In connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, (i) all AmBev common shares previously owned by S-Braco were transferred to Braco S.A., (ii) S-Braco and the Santas were dissolved and, most recently, (iii) Braco S.A. transferred all of the AmBev common shares (including the AmBev common shares originally held by S-Braco) and all of the ECAP shares held by it to Braco Investimentos S.A. Messrs. Lemann, Telles and Sicupira currently indirectly own, respectively, approximately 42.12%, 18.82% and 15.17% of the voting shares and total capital stock of Braco Investimentos S.A. Upon completion of the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira will own, respectively, 50%, 25% and 25% of the successor to S-Braco, which will indirectly own (through BRC S.A.) approximately 81.63% of the voting shares and total capital stock of Braco Investimentos S.A.

          SHARE BUYBACK PROGRAM

          In 2003, we acquired 63.5 million common shares and 529.3 million preferred shares in connection with our share buyback program, at a cost of R$310.0 million. In 2002, we acquired 89.5 million common shares and 701.3 million preferred shares in connection with our share buyback program, totaling R$337.1 million. Both in 2003 and 2002, a portion of the common shares and preferred shares purchased by us were acquired by us pursuant to put options sold in connection with our share buyback program.

AMBEV'S MAJOR SHAREHOLDERS

          The following table sets forth information, as of May 31, 2004 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:


                                                   Amount and Percentage            Amount and Percentage
                                                     of Common Shares                of Preferred Shares
                                                -------------------------          ------------------------
The Bank of New York - ADR Department(1)....       57,617,100        0.37%         9,032,202,200     41.56%
Braco Investimentos S.A.(2).................    4,214,345,035       26.96%                     -          -
ECAP(3).....................................    4,039,568,225       25.84%                     -          -
FAHZ(4).....................................    3,794,204,726       24.27%           397,172,513      1.83%
Caixa da Previdencia dos Funcionarios do
Banco Central do Brasil - PREVI.............       73,340,770        0.47%         3,323,156,855     15.29%
Fundacao Banco Central Previdencia
Privada--Centrus.............................     853,197,735        5.46%                     -          -
Marcel Herrmann Telles(5) ..................                5        0.00%           213,145,000      0.98%
Jorge Paulo Lemann(6).......................               10        0.00%                     -          -
Carlos A. Sicupira(7).......................                5        0.00%                     -          -

(1) Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2) Does not include shares owned by ECAP. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the FAHZ, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, currently indirectly own, respectively, approximately 18.82%, 42.12% and 15.17% of the voting shares and total capital stock of Braco Investimentos S.A.

(3) Does not include shares owned by Braco Investimentos S.A. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. Mr. Telles, a Co-Chairman of the Board of Directors of AmBev and a counselor of the FAHZ, Mr. Lemann and Mr. Sicupira, each a member of the Board of Directors of AmBev, currently indirectly own, respectively, approximately 18.82%, 42.12% and 15.17% of the voting shares and total capital stock of Braco Investimentos S.A.

(4) Mr. Telles, Victorio Carlos De Marchi, Jose Heitor Attilio Gracioso and Roberto Herbster Gusmao, directors of AmBev, and Jose Adilson Miguel, an officer of AmBev, are counselors of the FAHZ.

(5) Does not include 8,253,913,260 common shares owned by Braco Investimentos S.A. and ECAP. Mr. Telles currently indirectly own approximately 18.82% of the voting shares and total capital stock of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

(6) Does not include 8,253,913,260 common shares owned by Braco Investimentos S.A. and ECAP. Mr. Lemann currently indirectly own approximately 42.12% of the voting shares and total capital stock of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

(7) Does not include 8,253,913,260 common shares owned by Braco Investimentos S.A. and ECAP. Mr. Sicupira currently indirectly own approximately 15.17% of the voting shares and total capital stock of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

          For a description of the Company's major shareholders' voting rights, see "AmBev Shareholders' Agreement".

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

          Although the warrants expired in April 2003 without being exercised, the criteria to be used in the calculation of the strike price of the warrants is being disputed by a number of holders of warrants in the courts of Sao Paulo and Rio de Janeiro. These proceedings may yet result in the issuance of shares pursuant to the warrants. See "Financial Information--Consolidated Financial Statements and Other Information--Legal Proceedings--Options and Warrants."



AMBEV SHAREHOLDERS' AGREEMENT

          On July 1, 1999 FAHZ, Braco S.A. and ECAP, as well as AmBev and Messrs. Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, entered into a shareholders agreement (the "AmBev Shareholder's Agreement") with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries (including Brahma and Antarctica), among other matters.

          On March 2, 2004, the FAHZ, Braco S.A. and ECAP, along with AmBev, Mr. Lemann, Mr. Sicupira, Mr. Telles and Interbrew, as intervening parties, executed the first amendment to the AmBev Shareholders' Agreement to, among other things, (i) provide that each of the FAHZ, Braco S.A. and ECAP may appoint two observers to the meetings of the board of directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee; (iii) provide that Braco S.A. and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by Interbrew; (iv) eliminate the right of first refusal with respect to the dispositions of AmBev shares; (v) restrict the disposal of shares, directly or indirectly, by the FAHZ, Braco S.A. and ECAP through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates and other limited exceptions; (vi) terminate the provisions relating to the buy-sell rights of the FAHZ, Braco S.A. and ECAP; and (vii) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco S.A. and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the FAHZ is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the FAHZ. Furthermore, the first amendment to the AmBev Shareholders' Agreement approved amending AmBev's bylaws to increase the mandatory minimum dividend to 35%.

          The following discussion relates to the AmBev Shareholders' Agreement, as modified by the first amendment. In addition, Braco Investimentos S.A. has succeeded to the rights and obligations of Braco S.A. under the AmBev Shareholders' Agreement, as so amended.

          MANAGEMENT OF AMBEV

          Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev's Board of Directors, AmBev's controlling shareholders, the FAHZ, Braco Investimentos S.A. and ECAP, have the ability to elect the majority of AmBev's directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the AmBev Shareholders' Agreement, the adoption of a cumulative vote procedure, the provisions of the AmBev Shareholders' Agreement on the management of AmBev were based on the assumption that no directors will be elected by minority shareholders of AmBev.

          Due to the changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital and preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) holding at least 10% of the company's total capital may elect one member of the Board of Directors and its alternate member. Additionally, if neither the minority shareholders nor the preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) do not achieve such percentages as mentioned above, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of the companys total capital. In order to exercise these rights, any of these shareholders must prove that it has uninterruptedly held the corresponding shares for at least three months prior to the respective shareholders' meeting.

          If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, the controlling shareholders are entitled to elect the same number of members plus one, independently of the number of directors.

          Additionally, until the 2005 annual shareholders meeting, the director appointed by preferred shareholders (individually or cumulatively) shall be selected from a three-name list previously prepared by the controlling shareholder.

          Presently, under the AmBev Shareholders' Agreement, as amended, each of the FAHZ, Braco Investimentos S.A. and ECAP will have representation on the Board of Directors of AmBev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and Braco Investimentos S.A. and ECAP, on the other hand, may appoint up to two observers to attend AmBev's board meetings, without voting rights. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted. FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and its subsidiaries, so long as it maintains a minimum ownership of AmBev voting shares equivalent to the ownership of common shares that FAHZ held as of July 1, 1999, when the AmBev Shareholders' Agreement was entered into. At that time FAHZ held 459,521,728 common shares, which was adjusted for the five-for-one stock split that took effect on October 23, 2000 and is currently equivalent to 2,297,608,640 common shares. FAHZ is not allowed under the AmBev Shareholders' Agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of AmBev's voting shares. Braco Investimentos S.A. and ECAP, acting jointly, have the right to appoint members and their respective alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between the FAHZ's holding and the aggregate holdings of Braco Investimentos S.A. and ECAP in the voting capital of AmBev. According to the amended AmBev Shareholders' Agreement, Braco Investimentos S.A. and ECAP shall have the right to elect, from among the directors whom they are entitled to appoint in the manner provided for in Item 4.2 of the first amendment to the AmBev Shareholders' Agreement, one effective member, and respective alternate, appointed by Interbrew.

          The AmBev Shareholders' Agreement provides that AmBev will have two co-Chairmen with identical rights and duties, one appointed by FAHZ and the other by Braco Investimentos S.A. and ECAP, jointly. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of AmBev.

          Each of FAHZ, or Braco Investimentos S.A. and ECAP together, may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

          Each of FAHZ, Braco Investimentos S.A. and ECAP has agreed to exercise its voting rights in the shareholders' meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. The FAHZ, Braco Investimentos S.A. and ECAP will agree on the method of casting their votes in order to accomplish this purpose in the event of adoption of cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

          The AmBev Shareholders' Agreement establishes that the shareholders may, by consensus, establish committees within the AmBev's board of directors, with the purpose of looking into specific matters which analyses require that their members have specific technical knowledge. The Audit Committee, the Consulting Committee, the Executive Committee, the Financial Committee and the Fiscal Committee have already been created. See "Directors, Senior Management and Employees - Board Practices and Corporate Governance".

          The AmBev Shareholders' Agreement provides that AmBev will have one Chief Executive Officer (Director General) and Officers with no specific designation to be elected by AmBev's Board of Directors.

         Preliminary Meetings and Exercise of Voting Rights.

          On matters submitted to a vote of the shareholders or their representatives in the boards of directors of AmBev or its subsidiaries, FAHZ, Braco Investimentos S.A. and ECAP have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and as how to direct their representatives to vote on the matter being submitted. Law No. 10,303/01 recognizes the shareholders agreement as the appropriate instrument to determine how power should be exercised by the controlling shareholders. In order to reach such a consensus (except with respect to the election of Board members, which is subject to specific rules), the AmBev Shareholders' Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders' meeting.

          If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently are Braco Investimentos S.A. and ECAP. However, this rule does not apply in connection with the election of members of boards of directors, as described above under "Management of AmBev", and with respect to fundamental matters which require unanimous approval by FAHZ, Braco Investimentos S.A. and ECAP, as follows:

          o any amendment to the bylaws of AmBev and/or any of its subsidiaries with the purpose of amending: (i) the corporate purposes, (ii) the term of duration, and/or (iii) the composition, powers and duties of the management bodies;

          o approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of the company foreseen for the same fiscal year.

          o designation, dismissal and substitution of the Chief Executive Officer of AmBev;

          o approval or amendment to the renumeration policy for the Board of Directors and of the executive board of AmBev as well as of its subsidiaries;

          o approval of stock option plans for the managers and employees of AmBev and/or its subsidiaries;

          o change in the dividend policy of AmBev and/or any of its subsidiaries;

          o increases in the capital of AmBev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders' shares by AmBev and/or any of its subsidiaries except when such legal businesses are carried out between AmBev and its subsidiaries or between the subsidiaries;

          o amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving AmBev and/or any of its subsidiaries, in the latter case, (a) when such operation involves a company that is not a subsidiary, directly or indirectly, of AmBev, and (b) provided that the transaction in question results in the reduction in the average dividend paid by AmBev in the past five years, adjusted by the IGP-M published by Fundacao Getulio Vargas as of the date of payment;

          o the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of AmBev's subsidiaries, under any title or form, except in the benefit of AmBev and/or another subsidiary;

          o the incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 60/40;

          o the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;

          o the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev's shareholders' equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves;

          o election of members of committees of AmBev's Board of Directors;

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

          The AmBev Shareholders' Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The AmBev Shareholders' Agreement provides that any votes cast by FAHZ, Braco or ECAP, or by any of the board members appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

         Transfer of Shares

          The AmBev Shareholders' Agreement contains the following provisions concerning the transfer of shares:

          o FAHZ, Braco Investimentos S.A. and ECAP have agreed: (i) not to dispose, directly or indirectly, of their shares, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the AmBev Shareholders Agreement, during the term of the agreement, and
               (ii) not to create any type of encumbrance on its shares, in both cases, without the prior written consent of FAHZ, in the case of Braco Investimentos S.A. and ECAP, and without the prior written consent of Braco Investimentos S.A. and ECAP, in the case of FAHZ;

          o In the event that the shares of AmBev owned by FAHZ on one hand, and Braco Investimentos S.A. and ECAP, on the other hand become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the AmBev shares as described above, than the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the AmBev shares and the obligations in respect of such restriction.

          o If any of FAHZ, on one hand, and Braco Investimentos S.A. and ECAP, together on the other hand, intends to dispose of subscription rights corresponding to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days;

          The shareholders' agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the aforementioned provisions on rights of first refusal are not observed will not be valid. AmBev's management is also prohibited from reflecting any such events in the company's corporate books and recent changes introduced by Law No. 10,303/01 confirms the applicability of the AmBev Shareholders' Agreement in such cases.

         SPECIFIC PERFORMANCE

          Obligations of the parties under the AmBev Shareholders' Agreement will be subject not only to specific performance but will also bind third parties to the terms of the agreement, in effect declaring null and void any action taken in its contravention so long as rights and obligations of third parties stem from the agreement.

SHAREHOLDERS' VOTING RIGHTS AGREEMENT

          As of August 30, 2002, each of the Santas, with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties and S-Braco, Braco S.A., ECAP and AmBev, as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco S.A., ECAP and AmBev. In the Shareholders' Voting Rights Agreement, each of the Santas (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco S.A., ECAP and AmBev in full compliance with the terms of the Shareholder's Voting Rights Agreement. The Santas agreed that the board of Directors of S-Braco shall consist of four members and that the executive committees of Braco S.A. and ECAP should consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of Directors of S-Braco, (ii) one member of the executive committees of Braco S.A. and ECAP, respectively, and (iii) one member of the Board of Directors of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board of Directors, alone or in conjunction with FAHZ, pursuant to the AmBev Shareholder's Agreement). The Santas further agreed that resolutions concerning S-Braco, Braco S.A., ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Santas. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Santas, shall in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholder's Voting Rights Agreement also contained, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants could hold shares of S-Braco, Braco S.A., ECAP and AmBev and (b) prohibiting the pledging of shares of S-Braco, Braco S.A., ECAP and AmBev by any of the Santas as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

          Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia, as well as Mr. Lemann, Mr. Sicupira and Mr. Telles, the latter three as intervening parties, were parties to a shareholders' property rights agreement relating to the disposition of shares of S-Braco.

          Notwithstanding the dissolution of S-Braco and the Santas or any other transaction in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Telles and Sicupira have entered into an agreement confirming that their relationship with respect to their interests in Braco Investimentos S.A., ECAP and AmBev will continue to be governed by substantially similar arrangements.


AMBEV SHARE TRANSFER AGREEMENT AND AMBEV GOVERNANCE AGREEMENT

          Pursuant to the stock purchase agreement dated May 1, 2002 (as amended, the "Stock Purchase Agreement"), between AmBev and BAC, for the purchase by AmBev of 230,920,000 Class A common shares, without par value, of Quinsa, on January 31, 2003, FAHZ, Braco S.A. and ECAP, as well as AmBev and BAC entered into (i) a share transfer agreement related to the capital stock of AmBev (the "AmBev Share Transfer Agreement") and (ii) a governance agreement related to the governance of AmBev (the "AmBev Governance Agreement"). The AmBev Share Transfer Agreement and the AmBev Governance Agreement will not become effective until shares of AmBev are acquired by BAC.

          Pursuant to the AmBev Share Transfer Agreement, among other things,
(i) BAC has agreed not to transfer any common shares of AmBev held by BAC, except for transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted Braco S.A. and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco S.A. and ECAP, (iii) Braco S.A. and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco S.A. and ECAP in connection with any sale by Braco S.A. and ECAP of more than 50% of the AmBev shares held by Braco S.A. and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP (for the implications of such tag along rights for the Interbrew-AmBev transactions see "Background on the Company - The Interbrew-AmBev Transactions Contribution and Subscription Agreement - BAC Tag-along Right", (iv) BAC and its Permitted Transferees have granted Braco S.A. and/or ECAP drag-along rights pursuant to which in the event that Braco S.A. or ECAP propose to sell in a bona fide arm's-length sale more than 50% of their common shares of AmBev to any unaffiliated third party, Braco S.A. and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law. Pursuant to the AmBev Governance Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the options under the Stock Purchase Agreement and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.


                          RELATED PARTY TRANSACTIONS

MATERIAL RELATED PARTY TRANSACTIONS

          We engage in the purchase and sale of raw material with affiliated entities, which are eliminated on consolidation in our financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in note 2 (b) to our financial statements.

          AmBev has entered into an agreement with FAHZ for the purchase of certain labels for the beer packaging. FAHZ, as described in "Operating and Financial Review and Prospects - Critical Accounting policies", provides medical, dental and social assistance to current and former employees and their dependents. FAHZ owned 24.1% of AmBev's voting shares and 10.9% of our total shares on December 31, 2003. FAHZ is not consolidated in our Brazilian GAAP financial statements. During the year ended December 31, 2003, we purchased labels on an arms-length basis with a value of R$25.3 million from the FAHZ.

          The Company financed in the past its employees' purchases of shares pursuant to AmBev's stock ownership plan. See "Directors, Senior Management and Employees - Employees - Stock Ownership Plan". Such financing option has, however, been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, the previous stock ownership plans provide for such extensions of credit, even though none have been requested to date.

          We have entered into a variety of agreements with Quinsa and BAC, Quinsa's controlling shareholder, relating to the acquisition of our interest in Quinsa. See "Information on the Company - Acquisition of Interest in Quinsa".

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

          On June 3, 2004, we acquired from Mr. Magim Rodriguez Junior, a director of AmBev, 160,000,000 preferred shares held directly by him which had been subscribed by Mr. Rodriguez upon exercise of certain rights to acquire shares granted to him under the stock ownership plan. Pursuant to the stock ownership plan, if the holder is going to sell the shares more than 60 months after the shares are acquired by the employee, we have the right to buy the preferred shares issued thereunder at the market price. Mr. Rodriguez sold his 160,000,000 preferred shares to us more than 60 months after he acquired the shares, for which we paid R$96.5 million, which was the market price of the shares calculated pursuant to the terms of the stock ownership plan.

Financial Information

       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

          See "Financial Statements".



LEGAL PROCEEDINGS

          Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see note 12 of our consolidated financial statements.

          CIVIL CLAIMS.

          As of March 31, 2004 we had 3,261 civil claims pending, including distributors and product related claims. We are the plaintiff in 1,334 and the defendant in 1,927 of these claims, respectively. We have established provisions in the amount of R$100.3 million as of December 31, 2003, in connection with civil claims in which we believe there is a probable chance of loss.

          On December 2, 2002, a court in the state of Rio Grande do Sul prohibited the sale of Kronenbier in that state on the grounds that the beer could not be classified as a non-alcoholic beverage because it has a 0.34% alcohol level. We have appealed this ruling and a final decision by the supreme court is pending. Meanwhile, the superior court has temporarily allowed the sale of Kronenbier in the State of Rio Grande do Sul. The lawsuit aims to suspend the sale of the beer only. In a similar lawsuit pending in the state of Parana, damages and the reimbursement of the revenues from the Kronenbier sales in Parana are demanded. We believe that our views will prevail in this matter and have not made a provision for any amount.

          On April 11, 2003, the Federal District Public Attorney initiated an administrative civil public investigation regarding advertisements that allegedly have the potential to induce teenagers and children to consume alcoholic beverages in a Skol and Brahma beer marketing campaign. We are negotiating a settlement with the Federal District Public Attorney and on May 07, 2004, we filed a petition informing it about our educational campaigns and social projects for the Brazilian population, together with a draft providing for adjustments to our marketing campaigns to avoid any possible inducement of teenagers and children to consume alcoholic beverages. We believe that the investigation will end without any material disbursement on our part and therefore have not made a provision for any amount in connection with this investigation.

          On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against us and Antarctica in the 18th Civil Court of the City of Sao Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders' meeting held on September 2, 1999, changing the valuation method for determining the value of the Antarctica shares subject to appraisal rights from the book value to economic value of such shares was invalid, because it occurred after the plaintiffs had exercised their appraisal rights. These plaintiffs claim compensation in the total amount of approximately R$0.8 million (the current debt amount is R$1.1 million). On July 21, 2001, the court dismissed the action against Antarctica. On December 21,

2001 the judge adjudicated in favor of the minority shareholders requiring us to pay the difference between the value of the shares. We have appealed this ruling and expect to prevail in the court of appeals based upon advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

          A court in the city of Sao Paulo, state of Sao Paulo, has restricted AmBev from advertising soft drinks on television during the hours that children's programming airs and imposed information requirements on our advertisements, labels and containers informing consumers about the damages that excessive sugar could bring to health as well as the risk of obesity. We have appealed the restrictions and requirements and are pending decision by the superior court. On May 18, 2004, another lawsuit was filed against AmBev in a court in the city of Ribeirao Preto, state of Sao Paulo, to impose similar restrictions and requirements. We are currently drafting a response to such law suit. We expect to prevail in both the supreme court and the court in the city of Ribeirao Preto based upon advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

          OPTIONS AND WARRANTS

          In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. See "Major Shareholders--Options and Warrants". On April 17, 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM's final decision, some of the warrant holders filed separate lawsuits before the courts of Sao Paulo and Rio de Janeiro seeking to reverse the CVM's decision.

          Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain rights granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the strike price of other stock purchase warrants issued in 1993. The warrant holders requested preliminary injunctions for: (1) the immediate issuance by AmBev of the shares corresponding to the total amount of warrants held by the plaintiffs; and (2) the right to subscribe for these shares at the substantially lower subscription price described above.

          Although the lower courts have granted preliminary injunctions to the plaintiffs in most cases, those decisions have been reversed by the Courts of Appeals of the states of Sao Paulo and Rio de Janeiro. Based on advice from our external counsel, we believe that we have a good chance of prevailing in these proceedings. Because the dispute is based on whether we should receive, as a subscription price, a lower price or the price that we consider adequate, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

          Currently, we have been notified of six proceedings and 11 holders claiming such rights and we estimate that the aggregate subscription price of all the shares will be R$1,022.4 million based on a strike price of R$0.90977 for preferred shares and R$0.91595 for voting shares. One of the warrant holders argues that the strike price thereof should be R$0.13581. The maximum dilution for the existing shareholders would be the difference between these values. AmBev has filed counterclaims on these lawsuits.

          TAX MATTERS

          AmBev has filed claims against the Brazilian tax authorities alleging that certain taxes are unconstitutional. These legal tax proceedings include claims for income taxes, the value added tax (ICMS), the excise tax
(IPI) and revenue taxes (PIS and COFINS). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of March 31, 2004, we had approximately 21,424 tax claims pending, including judicial proceedings and administrative investigations. Most of these claims relate to ICMS and IPI. We have made provisions of R$940.6 million in connection with these tax proceedings for which we believe there is a probable chance of loss.

          INCOME TAX AND SOCIAL CONTRIBUTION

          Beginning in 1997, an amendment to the tax law confirmed the deductibility of interest attributable to shareholders' equity for social contribution and income tax purposes. Brahma filed a lawsuit with the 22nd Federal Court of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996 in the amount of R$20.1 million. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest attributable to shareholders' equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996, thereby allowing Brahma to offset the amounts of taxes unduly paid in 1996 against the amounts owed in 1999. In April 2001, the Federal Court of Appeals reversed the Federal Court's injunction. On April 3, 2002, we appealed the Federal Court of Appeal's judgment to the Brazilian Supreme Court and to the Superior Court of Justice.

          VALUE-ADDED TAX, EXCISE TAX AND TAXES ON NET SALES

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

          During 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the new law is unconstitutional. As such new taxes remain in force until a final ruling is rendered, we recorded the accumulated amount of R$355,9 million as "provisions for contingencies and other" as of March 31, 2004. We will not be permanently relieved of the obligation to pay such taxes unless and until a final favorable ruling is rendered.

          Before December 2002, in compliance with Law 10,637/02, the federally levied PIS and COFINS taxes were charged over gross revenues with two rates of 0.65% and 3.00%, respectively. Since December 2002, a new PIS taxation mechanism has been implemented. As a result, PIS is now charged as a value added tax, increasing its tax rate from 0.65 to 1.65%. According to this new taxation mechanism, taxpayers may recognize PIS credits corresponding to 1.65% over certain costs and expenses. Those credits can be used to reduce the PIS due on the Company taxable revenues.

          Similarly, in December 2003, in compliance with the Law 10,833/03, the same taxation mechanism was implemented for COFINS taxation. This law increased the tax rate for COFINS from 3.00 to 7.60%, and the recognition of tax credits corresponding to 7.60% over certain costs and expenses was granted to Companies. The mentioned law also determined a specific PIS/COFINS taxation on soda, water and beer, in which producers are responsible for the whole chain of PIS/COFINS collection (monophase taxation). As we adopted the special regime for PIS/COFINS, the following new tax rates are applicable:

          o    BEER: PIS=R$0.0202/liter and COFINS=R$0.0935/liter
               ----

          o    CARBONATED SOFT DRINKS AND WATER: PIS=R$0.0117/liter and COFINS=R$0.0539/liter
               --------------------------------

          Certain Brazilian taxpayers are prosecuting claims to be able to exclude for the period from 1988 to 1995, in the calculation basis (i.e., the gross revenue of the sixth previous month) the indexation for inflation prior to the calculation of the PIS tax. The taxpayers argue that Complementary Law 7/70 does not require indexation of the calculation basis, and the provision in the Decree laws, which created indexation of the calculation basis, was overturned by the Federal Supreme Court and the Senate. The tax authorities asserted that the Federal Supreme Court and Senate actions affected only the determination of the calculation basis, but did not affect the definition of the indexation procedure in the Decree Laws.

          On May 29, 2001 (ruling published on June 11, 2001) an arbitration session of the Court of Appeals ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final ruling, the taxpayers described in the immediate preceding paragraph are likely to prevail.

          On October 15, 2001, we concluded the preliminary determination of the credits arising in the five year prescriptive period prior to the date of our claim. The provision for the PIS liability, including interest and charges, totaling R$138.7 million was reversed to income and recorded in "Value added and excise taxes on sales" during 2001 and we are currently awaiting a final decision.

          DISTRIBUTORS AND PRODUCT-RELATED CLAIMS

          Numerous breach of contract claims have been filed against CBB by former distributors of Brahma and Antarctica whose contracts were terminated due to low sales volume, failure by distributors to meet our guidelines and a general rationalization of the distribution network. Most claims are still under review by the lower level courts, in some we have appealed and are now in intermediate court levels, and a few are currently being reviewed by the highest level Court of Appeals in Brazil, the Supreme Court of Justice. Additionally, former Antarctica distributors, among a few other distributors, have filed breach of contract claims against us. These distributors either seek to amend or modify certain terms and conditions of their distribution agreement or allege we have breached the contracts. Notwithstanding, the agreements continue to be in full force and effect and continue to be performed regardless of any court proceedings.

          The aggregate amount of these claims is R$425.4 million. AmBev has established provisions in the amount of R$19.1 million in connection with these claims as of March 31, 2004, based on the advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and, in areas where we continue to use third party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

          There are currently eleven administrative proceedings against CBB under CADE's review, each of them commenced by former or present distributors who challenge the legality of market practices of CBB under distribution arrangements and request the suspension of such market practices. CADE has dismissed ten of those complaints, concluding that CBB did not engage in any of the alleged illegal activities. The remaining one proceeding is still under review by CADE.

          ANTITRUST MATTERS

9         THE COMBINATION

          We currently have six antitrust investigations pending against us, which have been initiated by CADE following its investigations in connection with the combination.

          The first proceeding refers to complaints brought by the Brazilian Association of Antarctica Distributors (ABRADISA), alleging that provisions in our distribution agreements are illegal exclusivity provisions. After appropriate investigations, on February 22, 2002, the antitrust authorities (Secretaria de

Direito Economico-SDE) decided to accept the proceedings against us to determine whether there is circumstantial evidence relating to unfair market practices. The antitrust authorities are seeking to determine whether or not the following main practices are taking place: (i) establishment of minimum quotas for retailers to purchase our beverages; (ii) imposition of sale price to retailers; (iii) whether the share of the distribution network among Antarctica, Skol and Brahma products has resulted in damages to retailers' fair competition; (iv) unjustified increase in price; and (v) unfair competition between retailers and direct distribution. On March 29, 2002 we filed our defense. Presently, this proceeding is awaiting dismissal by the SDE as in March 2003 CBB and its forty-one distributors executed a Term of Transaction (Termo de Transacao) that has been fully complied by all its parties. On November 4, 2003 the ABRADISA President filed a petition in this proceeding stating that the Term of Transaction has been fully complied by all its parties and that ABRADISA has no interest to proceed with this proceeding.

          In 2002, a distributor in the state of Alagoas filed a petition requesting the Department of Justice to investigate the fulfillment of the terms of CADE's performance agreement. The Department of Justice requested information from AmBev on July 16, 2002. On August 12, 2002, we presented our defense. We expect the Department of Justice to withdraw the charges with no further implication to AmBev. Based on the arguments presented before the antitrust authorities on May 7, 2003 and on advice received from outside counsel, we believe that we have a good chance of being successful in these proceedings. Therefore, we have not made a provision for any amount.

          On April 24, 2003, Cervejaria Braumeister, a small brewer with which we have executed an exclusivity agreement filed a complaint with the SDE alleging that we have breached the antitrust performance agreement that we have signed with CADE relating to the Brahma and Antarctica combination by imposing exclusivity on them. On October 20, 2003 we presented our defense. We expect this complaint to be dismissed as we have obtained a judicial opinion in our favor.

          The Department of Justice in the state of Rio Grande do Sul filed two proceedings in connection with the lay-off of employees in the beer plants of Estrela and Montenegro. We have entered into a settlement agreement with the Department of Justice in the proceeding related to the Estrela plant, which has been judicially confirmed. We are still discussing a settlement with the Department of Justice in the Montenegro proceeding.

          On February 13, 2004, the Labor Union of the Food and Beverages Industry Workers ("Sindicato dos Trabalhadores nas Industrias de Alimentacao e Bebidas") of the city of Jacarei, State of Sao Paulo, filed a proceeding with CADE in connection with the lay-off of employees in our beer plant in Jacarei. In this proceeding, this union alleges that we have breached our antitrust performance agreement signed with CADE relating to the Brahma and Antarctica combination under which we have committed to maintain the level of employment in our plants. On June 14, 2004 we presented our defense. We expect this proceeding to be dismissed as we have complied with all the provisions of the mentioned antitrust performance agreement.

          On May 17, 2004 Schincariol, which is currently one of our largest competitors, filed a complaint with the antitrust authorities (Secretaria de Direito Economico-SDE) asking it to investigate the legality of our customer loyalty program (Programa de Fidelidade). Our was created to benefit our loyal retailers. SDE has not yet made any decision on this complaint. The standard procedure is for SDE to launch a preliminary investigation.

          JOINT VENTURES AND ALLIANCES

          Brahma's joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol's licensing agreement with Carlsberg were all required to be submitted to CADE for approval. See "--Joint Ventures and Strategic Alliances". In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma's joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg was approved by CADE. Miller license arrangement was approved in 1997.

          CADE is currently reviewing our cooperation with Souza Cruz S.A. for the implementation of "Cportal", a business to business website. On November 28, 2001, CADE unconditionally approved the cooperation with Souza Cruz S.A. regarding the implementation of Agrega, a business-to-business website, through which the acquisition of MRO (materials, repairs and operation) products and services would be negotiated. The Agrega joint venture was commenced on November 30, 2000. On April 8, 2003, the Public Attorney of CADE issued an opinion favorable to the approval of this cooperation, together with some recommendations. Currently we are awaiting CADE's decision on this matter.

          As a result of PepsiCo's acquisition of Gatorade and subsequent licensing of the trademark to us, CADE began analyzing the isotonic market concentration. The company has agreed to keep all the labor positions related to Gatorade production, while the marketing policies for Gatorade and Marathon will be maintained independently. The company has also agreed not to reveal the secrets regarding the production. Two CADE members have voted for the approval of the transaction with restrictions, including the sale of Marathon. We are awaiting CADE's final approval.

          On July 23, 2003, CADE approved with no restrictions our agreement with Quinsa to distribute Quinsa beer in Brazil. This agreement is pending the approval of Argentinean antitrust authorities as it also provides for the distribution of Brahma in Argentina.

          INTERBREW-AMBEV TRANSACTIONS

          Currently CADE is reviewing our Act of Concentration (Ato de Concentracao) relating to the Interbrew-AmBev Transactions. On March 18, 2004, we formally notified the Brazilian antitrust authorities of the proposed Interbrew-AmBev Transactions. On May 27, 2004, the SAE, an office within the Ministry of Finance and one of the three bodies responsible for reviewing the transaction, issued an opinion recommending approval, without restriction, on the basis that the transactions would not affect the domestic beer market. Schincariol filed an opposition to the transaction that has been rejected by the SAE. On June 29, 2004, SDE issued an opinion concurring in SAE's recommendation that the transaction be approved without restriction. The transactions have been submitted to CADE, the ultimate Brazilian antitrust authority, for a final decision. While we believe that the proposed Interbrew-Ambev Transactions do not raise concerns with respect to competition within Brazil, we cannot assure you that the Brazilian antitrust authorities will approve the transactions or that the Brazilian antitrust authorities will not impose retrictions or conditions in connection with their approval if granted.



          CANADIAN REGULATORY APPROVAL

          Competition Act

          On March 30, 2004, the Canadian Commissioner of Competition (the "Commissioner") issued an advanced ruling certificate ("ARC") with respect to the Interbrew Ambev Transactions, exempting the transactions from the pre-merger filing provisions of the Competition Act of Canada. In addition, if the transactions are substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order enjoining or rescinding the transactions.

          Investment Canada Act

          The parties have determined that the Interbrew-AmBev Transactions are not subject to review or approval under the Investment Canada Act. The parties intend to file a notice of investment as required under the Investment Canada Act within 30 days after the closing date.

          E.U. REGULATORY APPROVALS

          On March 31, 2004, the German Federal Cartel Office approved the merger filing made by AmBev. Other than the filing in Germany, the Interbrew-AmBev Transactions will not require notification under the European Community Merger Regulation.

          CVM

          Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, a Brazilian pension fund holding approximately 8.98% of AmBev's capital stock, filed an administrative complaint against AmBev with the CVM on April 8, 2004, alleging abuse of position by AmBev's controlling shareholders and breach of fiduciary duty by AmBev's directors in connection with the approval of the Interbrew-AmBev Transactions. The complaint requests, among other things, that CVM render an opinion contesting the legality of the transaction and intervene to prevent the closing of the Incorporacao. On May 4, 2004, AmBev filed a response to the complaint with the CVM, which was supported by three opinions of renown Brazilian legal scholars. The complaint is still being reviewed by the CVM and we do not know when the CVM will conclude its review. A decision pending on such complaint does not, however, prevent the consummation of the Interbrew-AmBev Transactions.

          Following the announcement of the Interbrew-AmBev Transactions, we were notified by the CVM that it detected what it perceived to be unusual trading patterns in shares of AmBev in the weeks preceding the announcement. The CVM, in accordance with what we understand to be its standard procedures, requested from us and from Braco S.A. a list of all directors, officers, employees, accountants, lawyers, investment bankers and other consultants involved in the Interbrew-AmBev Transactions. That information has been supplied to the CVM. According to certain public statements of staff members and commissioners of the CVM, the CVM is investigating the possibility that the trading of AmBev shares based on non-public information occurred. We believe that CVM's investigation is pending; however, we have no indication of when the investigation will conclude.

          LABOR MATTERS

          We are involved in approximately 9,500 legal proceedings with former and current employees, mainly relating to dismissals, severance, overtime, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

          We have established provisions in the amount of R$204.7 million as of March 31, 2004, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

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

          On February 5, 2002, we entered into a performance agreement with the Brazilian Department of Justice in order to promote the rehabilitation of "the Fazenda Campos". Under this agreement we are supposed to clean and reforest this area until the end of November, 2003. At that time, the Brazilian Department of Justice will issue a legal opinion. We have already cleaned and reforested the land, and currently we are monitoring the growth of the forest.

          In August 2003, the company Oliveira Comercio de Sucatas filed a complaint with the District Attorney of the city of Pedreira, in the State of Sao Paulo, alleging that CBB is using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response and have performed all the necessary studies which allowed us to conclude that CBB has not disposed any toxic garbage there were no actions causing harm to the environment. We are awaiting a Judicial Power decision on this matter. Based on the results of our studies, as well as the retaliatory nature of Oliveira Comercio de Sucatas' complaint filed immediately following a termination of a service contract, we believe CBB will be cleared.

          The District Attorney in charge of protecting the environment in the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of the pollution allegedly caused by Nova Rio, AmBev's beer plant located in the city of Rio de Janeiro in the State of Rio de Janeiro. Currently this investigation is under the phase of collection of information. We expect this investigation to be dismissed as we have presented several expert opinions, including the one from the State environmental agency (FEEMA) which shows the non existence of environmental damages. Due to the wide repercussion of this matter in the media, the Legislative Power initiated a Parliamentary Commission of Investigation (Comissao Parlamentar de Inquerito-CPI) to investigate the facts. Our corporate relations officer, Milton Seligman, has testified in a public hearing related to this matter. We expect the CPI to be dismissed as we presented expert opinions showing the non-existence of any environmental damages by our Nova Rio beer plant.

          In the first quarter of 2003, we proposed a draft of a performance agreement establishing "Policies of Odors Emission" to the Brazilian Department of Justice and Brazilian Environmental Authorities. Until May 2004, no legal opinion was issued by the Brazilian Department of Justice or by the Environmental Authorities.

          DIVIDEND POLICY

          For information regarding our dividend policy, see "Key
Information--Selected Financial Data--Dividends--Dividend Policy".

          SIGNIFICANT CHANGES

          Except as otherwise described in our annual financial statements and the Interbrew-AmBev Transactions, there have been no significant changes in our business, financial conditions or results since December 31, 2003.

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

      TRADING PRICES ON THE SAO PAULO STOCK EXCHANGE: PREFERRED SHARES(1)
      -------------------------------------------------------------------
                                       PER 1,000 PREFERRED SHARES
                                    -------------------------------
                                        HIGH                 LOW
                                    ------------         ----------
                                               (in reais)
ANNUAL
-----------------------------
2003.........................         R$739               R$474
2002.........................           550                 391
2001.........................           581                 406
2000.........................           488                 208
1999.........................           272                  92
1998.........................           176                  78

QUARTERLY
-----------------------------
2003
   First Quarter.............         R$562               R$474
   Second Quarter............           613                 543
   Third Quarter.............           703                 563
   Fourth Quarter............           739                 600
2002
   First Quarter.............         R$500               R$437
   Second Quarter............           497                 398
   Third Quarter.............           460                 391
   Fourth Quarter............           550                 421

MONTHLY
-----------------------------
2003
   January...................         R$545               R$474
   February..................           515                 479
   March.....................           562                 491
   April.....................           584                 543
   May.......................           613                 588
   June......................           600                 580
   July......................           604                 586
   August....................           655                 563
   September.................           703                 608
   October...................           660                 613
   November..................           700                 600
   December..................           739                 659

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

      TRADING PRICES ON THE SAO PAULO STOCK EXCHANGE: COMMON SHARES(1)
      ----------------------------------------------------------------
                                       PER 1,000 COMMON SHARES
                                    -----------------------------
                                        HIGH                LOW
                                    ------------        -----------
                                               (in reais)
ANNUAL
2003.........................         R$640               R$415
2002.........................           489                 355
2001.........................           540                 350
2000.........................           470                 158
1999.........................           190                  92
1998.........................           160                  77

QUARTERLY
2003
   First Quarter.............         R$480               R$415
   Second Quarter............           540                 470
   Third Quarter.............           630                 484
   Fourth Quarter............           640                 550
2002
   First Quarter.............         R$445               R$385
   Second Quarter............           420                 355
   Third Quarter.............           410                 360
   Fourth Quarter............           489                 385

MONTHLY
2003
   January...................         R$470               R$415
   February..................           450                 420
   March.....................           480                 425
   April.....................           505                 470
   May.......................           540                 515
   June......................           530                 500
   July......................           520                 500
   August....................           560                 484
   September.................           630                 570
   October...................           620                 550
   November..................           627                 560
   December..................           640                 595

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

          As of May 31, 2004, there were 19 registered holders of our preferred ADSs, with approximately 99.9% of the preferred ADSs registered in the name of The Depository Trust Company. As of May 31, 2004, there were 12 registered holders of the common ADSs, with approximately 99.9% of the ADSs registered in the name of The Depository Trust Company.

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

                TRADING PRICES ON THE NEW YORK STOCK EXCHANGE:
                  ADRS REPRESENTING 100 PREFERRED SHARES(1)
                ----------------------------------------------
                                            PER 100 PREFERRED SHARE ADRS
                                            ----------------------------
                                              HIGH                 LOW
                                            --------              ------
                                                      (in U.S.$)
ANNUAL
-----------------------------
2003.........................              U.S.$25.51           U.S.$13.00
2002.........................                   21.49                10.70
2001.........................                   28.70                14.20
2000.........................                   25.50                11.81
1999.........................                   14.50                 7.00
1998.........................                   15.56                 6.63

QUARTERLY
-----------------------------
2003
   First Quarter.............              U.S.$16.61           U.S.$13.00
   Second Quarter............                   21.31                17.15
   Third Quarter.............                   24.06                18.18
   Fourth Quarter............                   25.51                21.02
2002
   First Quarter.............              U.S.$21.49           U.S.$18.30
   Second Quarter............                   21.30                14.21
   Third Quarter.............                   16.05                10.72
   Fourth Quarter............                   15.56                10.70

MONTHLY
-----------------------------
2003
   January...................              U.S.$16.61           U.S.$13.00
   February..................                   14.42                13.20
   March.....................                   16.61                13.75
   April.....................                   19.99                17.15
   May.......................                   21.31                19.50
   June......................                   20.97                19.59
   July......................                   21.23                19.85
   August....................                   22.19                18.18
   September.................                   24.06                20.60
   October...................                   23.05                21.20
   November..................                   24.07                21.02
   December..................                   25.51                22.50

Source: The Bank of New York

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

                TRADING PRICES ON THE NEW YORK STOCK EXCHANGE:
                    ADRS REPRESENTING 100 COMMON SHARES(1)
                ----------------------------------------------
                                    PER 100 COMMON SHARE ADRS
                                ----------------------------------
                                     HIGH                 LOW
                                --------------        -----------
                                             (in U.S.$)
ANNUAL
2003.........................    U.S.$22.00           U.S.$10.00
2002.........................         18.75                10.18
2001.........................         26.00                10.00
2000.........................         19.88                 9.00
1999.........................         10.25                 7.31
1998.........................         13.75                 6.63

QUARTERLY
2003
   First Quarter.............    U.S.$14.11           U.S.$10.00
   Second Quarter............         18.10                10.00
   Third Quarter.............         19.00                14.00
   Fourth Quarter............         22.00                15.00
2002
   First Quarter.............    U.S.$18.75           U.S.$15.50
   Second Quarter............         17.50                14.00
   Third Quarter.............         14.30                12.50
   Fourth Quarter............         13.50                10.18

MONTHLY
2003
   January...................    U.S.$14.08           U.S.$11.47
   February..................         13.00                11.73
   March.....................         14.11                10.00
   April.....................         16.10                10.00
   May.......................         17.20                15.00
   June......................         18.10                15.00
   July......................         17.59                15.00
   August....................         18.91                14.00
   September.................         19.00                15.00
   October...................         21.39                15.00
   November..................         21.46                17.00
   December..................         22.00                17.00

Source: The Bank of New York

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

                 REGULATION OF THE BRAZILIAN SECURITIES MARKET

          The Brazilian securities markets are regulated by the CVM, which has general authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976 (the "Brazilian Securities Law"), and by Law No. 6,404 of December 15, 1976 (the "Brazilian Corporate Law"), which were amended and supplemented by Law No. 10,198/01, dated February 14, 2001, Law No. 10,303/01, dated October 31, 2001, and Law No. 10,411/02, dated February 26, 2002, which introduced new concepts and several changes, and by regulations issued by the CVM, the Conselho Monetario Nacional (National Monetary Council) and the Central Bank. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

          Under Brazilian Corporate Law, a company is either publicly held (listed), a companhia aberta, such as AmBev, whose shares are publicly traded on the Sao Paulo Stock Exchange (Bovespa), or privately held (unlisted), a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the Sao Paulo Stock Exchange may not also be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the Sao Paulo Stock Exchange a company must apply for registration with the CVM.

          The trading of securities on the Brazilian stock exchanges may be halted at the request of a company in anticipation of a material announcement. Companies are sometimes required by law to request such suspension. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

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

          The Sao Paulo Stock Exchange outcry trading sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., subject to change during daylight savings time in the United States. There is also an on-line Sao Paulo Stock Exchange Trading System called Mega Bolsa which trades all stocks that are not traded in the floor, the simultaneously trade of some stocks being permitted (from 10:00 a.m. to 5 p.m. and from 4:45 p.m. to 5:00 p.m. there is a closing call). The Sao Paulo Stock Exchange also permits trading from 5:45 p.m. to 7:00 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded in the floor during the outcry session demonstrating certain liquidity characteristics. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Sao Paulo Stock Exchange may also be traded off the exchange under specific circumstances, but such trading is very limited.

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

          In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes whenever the index of the stock exchange falls 10% compared to the previous day's closing index. After that, if the market falls more 5%, the Circuit Breaker is triggered again for one more hour. If the market falls more than 15% compared to the previous day no more pauses are taken. The "circuit breaker" is not allowed to be started during the last 30 minutes of the trading session (from 4:15p.m. to 4:45 p.m.).

          Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At December 31, 2002, the aggregate market capitalization of all the companies listed on Sao Paulo Stock Exchange was equivalent to approximately R$ 438 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company's shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

          There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2002, the ten most actively traded issues represented approximately 55.77% of the total volume of shares traded on the Sao Paulo Stock Exchange, comparable to the 53.47% of total volume in 2001.

          Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See "Key Information--Exchange Rate Information--Exchange Controls" and "Additional Information--Memorandum and Articles of Association--Restrictions on Foreign Investment".

Additional Information



                    MEMORANDUM AND ARTICLES OF ASSOCIATION

          Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company's bylaws ("Estatuto Social"). This description is qualified in its entirety by reference to Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the Securities and Exchange Commission of the United States (SEC) as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under "The Offer and Listing-Principal Market and Trading Market Price Information" and information on ownership of our shares is set forth under "Major Shareholders and Related Party Transactions-Major Shareholders".

          Our capital stock is comprised of preferred shares and common shares, all without par value. At May 31, 2004, there were 21,732,192,808 total preferred shares ("acoes preferenciais") outstanding and 15,631,332,792 total common shares ("acoes ordinarias") outstanding. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws, up to 45,000,000,000 shares, limited to 27,000,000,000 preferred shares and 18,000,000,000 common shares. There are no other classes or series of preferred shares outstanding.

          Each AmBev common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

          Each AmBev preferred share is non-voting, may not be converted into a common share, and is entitled to:

          (i) priority in the reimbursement of capital in case of company's liquidation; and

          (ii) the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

          See "Voting Rights" for more information regarding the voting rights of our preferred shares.

          Although Law No. 10,303/01 has amended the Brazilian Corporate Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares, since AmBev has been incorporated prior to the enactment of Law No. 10,303/01, it is allowed by law to keep the existing proportion between common shares and preferred shares - i.e. the number of its non-voting shares may not exceed two-thirds of the total number of its shares.

          The majority of members of our Board of Directors will be elected by the controlling shareholders of our common shares. Board members, regardless the shareholder they represent, owe fiduciary duties towards our Company and all of our shareholders. At the same time, any director appointed by shareholders bound by a shareholders' agreement is also bound by the terms of such agreement. For further information on this matter see "Major Shareholders and Related Party Transactions--AmBev's Shareholders Agreement".



          GENERAL

          Our registered name is Companhia de Bebidas das Americas - AmBev and our registered office is in Sao Paulo, SP, Brazil. Our registration number with the Brazilian Commercial Registry is 35,300,157,770. AmBev's principal corporate purposes include the production and sale of beer, soft drinks and other beverages. A more detailed description of AmBev's purposes can be found in Chapter I, Article 3 of AmBev's bylaws.



          BOARD OF DIRECTORS

          According to the Brazilian Corporate Law, any matters subject to the approval of the Board of Directors can be approved by a "simple majority" of votes of the members present at the meeting, unless the company's bylaws establish a higher quorum (which is not the case with respect to AmBev's bylaws). Therefore, any matters requiring the approval of AmBev's Board of Directors will be approved by the affirmative vote of a majority of its Board members present at the relevant meeting.

          According to the general principles of the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction that a director may have an interest in can only be approved if carried out on an arm's-length basis.

          Our bylaws and the Brazilian Corporate Law require that our directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.



          DIVIDENDS AND RESERVES

          The discussion below summarizes the main provisions of the Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest charge attributed to shareholders' equity.

          Calculation of Distributable Amounts

     o At each Annual Shareholders' meeting, AmBev's Board of Directors is required to propose how the company's net earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company's net income after income taxes and social contribution taxes for such fiscal year, net of any cumulated losses from prior fiscal years and amounts allocated to employees' and management's participation in earnings represents its "adjusted income" for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to such "adjusted income" (which we will refer to as the "distributable amount") will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

     o Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept.

     o Reductions caused by amounts allocated to the "Legal Reserve" or contingency reserves. See "--Reserves".

     o Increases caused by reversals of reserves constituted in prior years.

          Mandatory Dividend

          Under its bylaws, AmBev is required to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 35% of the distributable amount ("mandatory dividend"). In addition to the mandatory dividend, the Board of Directors may recommend payment of complimentary dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory "Investment Reserve", in which we allocate distributable amounts from previous fiscal years not paid as dividends. See "--Reserves". Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon decision of the Board of Directors. Any amount paid as dividend in advance will be considered by the end of the fiscal year as part of the mandatory dividend owed to shareholders.

          In addition, the mandatory dividend, either the full amount or a portion of it, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company's financial situation and the shareholders approve. While the law does not establish the circumstances in which payment of the mandatory dividend is "incompatible" with the company's financial situation, it is generally agreed that a company is allowed not to pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Company's fiscal committee ("Conselho Fiscal") must opine on the non-payment of mandatory dividends, and AmBev's administration is supposed to provide to the CVM, no later than 5 business days after such decision is taken, a report explaining the reasons considered by the Board of Directors.

          Any postponed payment of mandatory dividends must be allocated as a special reserve. Any remaining balance of such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the company's financial allows for that.

          Dividend Preference of Preferred Shares

          Pursuant to AmBev's bylaws, AmBev's preferred shareholders, if any, are entitled to dividends 10% greater than the dividends to be paid to its common shareholders.

          Payment of Dividends

          Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders' resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev's bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest attributable to shareholders' equity, which is equivalent, from an economic perspective, to a dividend, but is a more tax efficient way to distribute earnings for the company, as it is generally deductible for income tax purposes. Shareholders have a three-year period from the dividend payment date to claim the payment of dividends in respect of its shares, after which the company has no liability for such payment.

          Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are held in Brazil by the custodian (Banco Itau S.A.), as agent for the depositary (The Bank of New York), which is the registered owner of AmBev shares. Payments of cash dividends and distributions, if any, on AmBev common and preferred shares will be made in Brazilian reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of AmBev ADSs. In the event that the custodian is unable to immediately convert the dividends in reais into U.S. dollars, holders of the preferred and common AmBev ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares of AmBev in the Brazilian stock exchange.

          Interest Attributable to Shareholders' Equity

          Pursuant to a change in Brazilian tax law effective January 1, 1996, Brazilian companies are permitted to distribute earnings to shareholders under the concept of Interest Attributable to Shareholder's Equity. The amounts paid under this concept are deductible for income tax purposes and, as of the beginning of 1998, they also became deductible for social contribution purposes. The objective of the tax law change was to encourage the use of equity investment, as opposed to debt, to finance corporate activities. The amount of any such notional "interest" payment to holders of equity securities is limited in respect of any particular year to the minimum of (a) 50% of retained earnings plus any statutory earnings reserve or (b) the company's Shareholder's Equity multiplied by the Taxa de Juros de Longo Prazo (TJLP), which is the official interest rate used as reference in long-term loans provided by the Brazilian Development Bank.

          Interest Attributable to Shareholder's Equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by shareholders upon receipt of such interest payment, which tax is collected by the company in behalf of its shareholders when the distribution is implemented.

          The net amount shareholders receive as Interest Attributable to Shareholder's Equity is deducted from the mandatory dividend owed to shareholders.

          Reserves

          General
          -------

          Brazilian Corporate Law provides that all discretionary allocations of "adjusted income", including the Unrealized Income Reserve and the Investment Reserve, are subject to approval by shareholders and may be added to capital or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to approval by shareholders; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They can not be used as a source for income distribution to shareholders.

          Legal Reserve
          -------------

          Under Brazilian Corporate Law, corporations (such as AmBev) are required to maintain a "Legal Reserve" to which they must allocate 5% of their "adjusted income" for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. Cumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase the company's capital.

          Contingency Reserve
          -------------------

          Under the Brazilian Corporate Law, a portion of our "adjusted income" may also be discretionally allocated to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or charged off in the event that the anticipated loss occurs.

          Investment Reserve
          ------------------

          Under Brazilian Corporate Law, a portion of a corporation's "adjusted income" may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, including share buyback programs. The amounts appropriated in such reserves are based on a capital budget previously presented by management and approved by shareholders.

          Pursuant to the Brazilian Corporate Law, the Investment Reserve balance is not allowed to be greater than the company's capital. In the case such limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

          Unrealized Income Reserve
          -------------------------

          As of March 1, 2002, under Law No. 10,313, which amended the Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the "realized" portion of net profits for any particular year may be allocated to the unrealized income reserve. The "realized" portion of net profits is the amount by which "adjusted income" exceed the sum of:

          (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

          (ii) the profits, gains or return obtained on transactions completed after the end of the following fiscal year.

          Tax Incentive Reserve
          ---------------------

          Under Brazilian tax laws, a portion of "adjusted income" may also be allocated to a general "tax incentive reserve" in amounts corresponding to reductions in the company's income tax generated by credits for particular government-approved investments. The reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects. In the case of AmBev a Tax Incentive Reserve is booked in the Shareholder's Equity of Companhia Brasileira de Bebidas ("CBB"), our main operational subsidiary.



          VOTING RIGHTS

          Each common share entitles its holder to one vote at AmBev's shareholders meetings. Holders of preferred shares are not entitled to vote at AmBev's shareholders' meetings.

          Brazilian Corporate Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire voting rights in the event that the company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by company's bylaws, which may not exceed three consecutive fiscal years. The voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. The existing preferred shares of AmBev will not acquire such voting rights as AmBev preferred shares are not entitled to receive minimum or fixed dividends.



          ELECTION OF DIRECTORS

          Each common share of AmBev represents one vote at any shareholders' meeting in connection with the election of the Board of Directors of AmBev. Due to recent changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital or preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these minority rights, shareholders must prove that they have held the shares for at least the last three months.

          If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, independently of the number of directors provided in the company's bylaws.

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

          Under the bylaws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Under Brazilian Corporate Law, if the number of directors is reduced to five or less, the percentage necessary for any minority shareholder or group of minority shareholders to elect at least one member of the Board of Directors under the cumulative vote procedure cannot exceed 20% of the voting shares of AmBev. Because the AmBev shareholders' agreement provides that the FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to the FAHZ's approval.



          LIQUIDATION

          In the event of liquidation, a general shareholders meeting shall determine the form of liquidation and appoint a fiscal committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

          Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev's shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the company (AmBev's current bylaws state that its capital is R$3,142,055,047.38), prior to making any distributions to AmBev's common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev's preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the company excluding the common shares in such calculation) of any available assets.

          Although the FAHZ's assets are consolidated for the purposes of U.S. GAAP, in the event of liquidation the creditors of AmBev would not have access to the assets of the FAHZ.



         SHAREHOLDERS' MEETING

          A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper with general circulation in Sao Paulo, where AmBev has its registered office. The shareholders of AmBev have previously designated local newspapers in the cities of Sao Paulo for this purpose. Such notice must contain the agenda for the meeting.

          A general meeting may be held if shareholders representing at least one-quarter of the voting shares are present, except in some cases provided for by the law, such as for the alteration of company's bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below. Shareholders without voting rights may attend a general meeting and take part in the discussion of matters submitted for consideration.

          Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of items (a) and (b), a majority of issued and outstanding shares of the affected class:

          o (a) creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

          o (b) modifying a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creating a new class with greater privileges than the existing classes of preferred shares;

          o    (c) reducing the mandatory dividend;

          o (d) merging AmBev with another company or consolidating or splitting it;

          o (e) participating in a centralized group of companies as defined under Brazilian Corporate Law;

          o    (f) changing the corporate objectives of AmBev;

          o    (g) creating founders' shares; and

          o    (h) dissolving AmBev or ceasing its liquidation status.

          General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev's shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders' meeting; (ii) by the shareholders of at least 5% of AmBev's total capital stock if, after a period of 8 days, the directors fail to call a general shareholders' meeting that has been requested by such shareholders; and (iii) by the shareholders of at least 5% of either AmBev's voting capital stock or AmBev's non-voting capital stock if, after a period of 8 days, the directors fail to call a general meeting for the purpose of installing a fiscal committee that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev's fiscal committee. For further information regarding AmBev's fiscal committee, see "Directors, Senior Management and Employees--Directors--Board Practices-Fiscal Committee".

          A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company such as AmBev, the attorney-in-fact may also be a financial institution.

          Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of its own accounts, as well as in those resolutions that may favor such shareholders specifically, or whenever there is a conflicting interest with the company. Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all the parties involved, without preventing the resolution to be approved for lack of the statutory quorum.



         RESTRICTIONS ON FOREIGN INVESTMENT

          There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see "--Voting Rights". The right to convert dividend payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control restrictions and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see "Key Information--Exchange Controls".



         WITHDRAWAL RIGHTS

          Under Brazilian Corporate Law, a dissenting shareholder has the right to withdraw from AmBev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders' meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to:

     o create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by AmBev's bylaws;

     o modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

     o    reduce the mandatory dividend;

     o    merge or consolidate AmBev with another company;(1)

     o    participate in a centralized group of companies;

     o    change the corporate objectives of AmBev;

-----------
1 As defined under Law 10,303/01, withdrawal rights shall not apply in connection with these matters when the company's shares fulfill both requirements of liquidity (shares are included in securities portfolio negotiated in futures stock exchanges within Brazil or abroad (as determined by CVM) such as IBOVESPA index of the Sao Paulo Stock Exchange) and dispersion (less than 50% of the outstanding shares of the company are held, directly or indirectly, by the controlling shareholders). The latter is AmBev's current situation, which means dissenting shareholders of AmBev would not have withdrawal rights upon occurrence of any of these cases.

     o    transform AmBev into another corporate type;

     o transfer all or a substantial part of the assets of AmBev to another company to create a wholly-owned subsidiary or in case AmBev is transformed in a wholly-owned subsidiary of another company; or

     o approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

          Furthermore, if a governmental entity acquires control of AmBev through expropriation of shares, shareholders will have the right to withdraw from AmBev and be reimbursed for the value of the shareholders' equity attributable to their equity interest.

          The withdrawal rights lapse 30 days after publication of the minutes of the relevant shareholders' meeting in the Brazilian press. AmBev would be entitled to reconsider any action triggering withdrawal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of AmBev. Shares to be purchased by AmBev from the dissenting shareholders exercising withdrawal rights will be valued at an amount equal to the ratable portion attributable to such shares of the shareholders' equity of AmBev as shown on the last balance sheet approved at a general meeting of the shareholders (book value). However, if more than 60 days have elapsed since the date of such balance sheet; dissenting shareholders may require that the value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the shareholders' meeting or after the relevant press release concerning the meeting are published will not be entitled to withdrawal rights.



          PREEMPTIVE RIGHTS

          Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases, in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for preferred shares or common shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev's bylaws provide that its Board of Directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public tender offers. In addition, Brazilian law provides that the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.



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

          Transfers of preferred and common shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to the foreign investment regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the corresponding electronic registration to reflect the new ownership.

          The Sao Paulo Stock Exchange operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.



          DISCLOSURE OF PRINCIPAL SHAREHOLDERS

          Under Brazilian law, shareholders owning more than ten percent of a company's voting shares, such as the holders of AmBev's common shares, must publicly disclose their shareholder ownership.



          OTHER CHANGES IMPLEMENTED UNDER THE NEW BRAZILIAN CORPORATE LAW

          Besides the changes already described in this annual report, Law No. 10,303, which amended the Brazilian Corporate Law and current regulations, provides for the following changes:

     o upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the control price;

     o if provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

     o upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares on September 4, 2000, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

     o members of our board of directors elected by the non controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholder;

     o our controlling shareholders, the shareholders that elect members to our board of directors and to the board of auditors, the members of our board of directors and board of auditors and our executive officers will be required to disclose any purchase or sale of our shares to the CVM and to the Sao Paulo Stock Exchange; and

     o the chairman of any shareholders' or board of directors' meeting shall disregard any vote that is rendered against provisions of any shareholders' agreement if that shareholders' agreement has been duly filed with us.


                              MATERIAL CONTRACTS

          The following is a summary of the material contracts to which we are a party. For directions on how to obtain these documents, see "Exhibits and certifications".


         SHAREHOLDERS AGREEMENT

          The agreement between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, interalia, AmBev and Interbrew S.A., is discussed in "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders Agreement."


          INCORPORACAO AGREEMENT

          The agreement between AmBev, Interbrew, Labatt and Labatt Brewing Canada Holding Ltd., with respect to AmBev's proposed acquisition of Labatt, is discussed in "Background of the Company-Interbrew-AmBev Transactions-Proposed Acquisition of Labatt - Incorporacao Agreement."



         GOVERNANCE AGREEMENT

          The agreement relating to the governance of AmBev entered into between Fundacao, Braco, ECAP, AmBev and BAC pursuant to the stock purchase agreement between AmBev and BAC is discussed in "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Share Transfer Agreement and AmBev Governance Agreement."

         ACQUISITIONS, DISPOSITIONS AND JOINT VENTURES

          We have discussed the details of all material acquisitions, dispositions and joint ventures in "Background on the Company - The Interbrew-AmBev Transaction", "Information on the Company - Other Acquisitions and Dispositions" and "Information on the Company - Joint Ventures and Strategic Alliances."

          "Information on the Company--Interest in Quinsa", "Information on the Company--Other Acquisitions and Dispositions" and "Information on the Company--Joint Ventures and Strategic Alliances".


         THE ANTITRUST PERFORMANCE AGREEMENT

          We are currently subject to one antitrust performance agreement in effect. See "Consolidated Financial Statements and Other Financial Information--Legal Proceedings". This agreement was signed with CADE in Brazil and relates to the Brahma and Antarctica combination.


         THE CONDITIONAL APPROVAL OF OUR DEAL WITH QUINSA

          The completion of our deal with Quinsa required the approval of the Comision Nacional de Defensa de la Competencia ("CNDC"), the Argentinean antitrust agency. The approval was obtained in January 2003 subject to the accomplishment of some specific conditions. For further information on this matter see "Information on the Company--Interest in Quinsa".


         DEBT ISSUANCES

          In August 2001, AmBev raised Japanese Yen 39,060 million through a syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.37% per annum. This loan is jointly guaranteed by AmBev and its subsidiaries and is subject to indebtedness and liquidity ratios.

          In December 2001, CBB issued U.S.$500 million 10 1/2% notes due December 2011 in the U.S. securities markets, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On August 28, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

          In September 2003, CBB issued U.S.$500 million 8.75% notes due September 2013 in the U.S. securities markets, fully guaranteed by AmBev. The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.


         RAW MATERIALS AND PACKAGING

          We have a number of contracts to buy certain key ingredients in the production process of both beer and soft drinks, as well as materials used in the packaging of our products such as aluminum, plastic and glass. See "Information on the Company--Production and Availability of Raw Materials" and "Operating and Financial Review and Prospects--Commitments and Contingencies."

       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

          There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American Depositary Receipts.

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

          Under Resolution No. 2,689, a foreign investor must:

     o appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

     o    complete the appropriate foreign investor registration form,

     o    register as a foreign investor with the CVM, and

     o    register its foreign investment with the Central Bank of Brazil.

          Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

          Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

          An electronic registration has been issued by the custodian in the name of the Bank of New York, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares or common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for preferred shares or common shares, the holder may continue to rely on the custodian's electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See "--Taxation".

          There are two principal foreign exchange markets in Brazil (which have operated under identical operational limits and had identical rates since February 1999):

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

          Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only a Brazilian bank authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank of Brazil intervention. See "Key Information--Exchange Rates".

          Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American Depositary Shares for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

          The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the U.S., the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of, or, any of the notes, preferred shares, preferred ADSs, common shares, or common ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to the preferred ADSs and common ADSs, as applicable, and the related documents will be performed in accordance with its terms.

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

however, such system is not applicable if the Non-Brazilian Holder is located in a jurisdiction which does not impose income tax or which has an income tax lower than 20%4. Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

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

          Distributions of Interest Attributable to Shareholders' Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company's shareholders' equity. Such interest is limited to the federal government's long-term interest rate (TJLP) as determined by the Central Bank from time to time (9.75% per annum for the three-month period starting April
2004), and cannot exceed the greater of:

     o 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made; or

     o    50% of retained earnings.

-----------------------------
3 The countries currently included in this concept, according to Normative Instruction 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D'Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauricio, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, US Virgin Islands, Vanuatu and Western Samoa.

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

     o United States holders whose functional currency for tax purposes is not the United States dollar;

     o    United States expatriates;

     o    an S corporation or small business investment company;

     o    real estate investment trusts;

     o    investors in a pass-through entity;

     o holders of notes, preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

     o holders who own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

     o holders who acquired their notes, preferred shares, preferred ADSs, common shares or common ADSs as compensation.

          This summary assumes that the notes represent indebtedness of U.S. $500 million and that we are not a passive foreign investment company (PFIC) for U.S. Federal income tax purposes. Please see the discussion under "-Taxation of U.S. Holders-Passive Foreign Investment Company Rules" below.

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

          WE ALSO URGE TO ALL HOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES, IF ANY, OF THE JOB AND GROWTH TAX RELIEF RECONCILIATION ACT OF 2003 IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

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

          Foreign Tax Credit

          Interest on the notes (including any additional amounts) will be treated as foreign source income for U.S. Federal income tax purposes, which may be relevant to a U.S. Holder in calculating such U.S. Holder's foreign tax credit limitation. A U.S. Holder may be eligible, subject to a number of complex limitations, for a foreign tax credit or deduction against such U.S. Holder's U.S. Federal tax income liability for taxes withheld on the notes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes (including any additional amounts) will be treated as "high withholding tax interest" and, if interest on the notes (including any additional amounts) were to become subject to a withholding tax at a rate of less than five percent (5%), then such interest would generally constitute "passive income". We urge all holders to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

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

          Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2009, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is "readily tradable on an established securities market in the United States". Based upon published guidance from the United States Internal Revenue Service, each of the preferred ADSs and common ADSs will be treated as traded on an established securities market in the U.S. because they are listed and traded on the New York Stock Exchange.

          A U.S. Holder generally will be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will be treated as foreign source income and generally will constitute "passive income" for U.S. foreign tax credit limitation purposes. We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

PASSIVE FOREIGN INVESTMENT COMPANY (PFIC) RULES

          Based upon the nature of its current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of, a PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation's gross income is passive income or at least 50% of the value of such corporation's assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder's preferred shares or common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

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

Backup Withholding and Information Reporting

          In general, payments of principal and interest on the notes, dividends paid on, or proceeds from the sale, exchange, retirement or other dispositions of the notes, dividends on preferred shares, preferred ADSs, common shares or common ADSs and payments of the proceeds of a sale, exchange, retirement or other disposition of notes, preferred shares, preferred ADSs, common shares or common ADSs, may be subject to information reporting to the United States Internal Revenue Service ("IRS") and, possibly, United States backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification on IRS Form W-9. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder's U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

          You may obtain documents from AmBev by requesting them in writing, at the following addresses or by telephone:

          Companhia de Bebidas das Americas--AmBev
          Attention:                 Investor Relations Department
          Telephone numbers:         (55-11) 2122-1415
                                     (55-11) 2122-1414
          Fax:                       (55-11) 2122-1526
          Email:                     ir@ambev.com.br

          You may obtain additional information about AmBev on its web site at www.ambev-ir.com. The information contained therein is not part of this annual report.

Quantitative and Qualitative Disclosures about Market Risk

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rate and prices. We enter into derivatives and other financial instruments for purposes other than trading, in order to manage and reduce the impact of fluctuations in commodity prices (particularly for aluminum and sugar), in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

          These instruments are accounted for based on their characteristics. See note 2(u) to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

          We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

COMMODITY RISK

          We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guarana, other fruits and sweeteners for our soft drinks. See "Business-Raw Materials." We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guarana and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

          We produce approximately 70% of our malt. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See "Business--Raw Materials."

          All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, the price is directly influenced by the fluctuation of international commodity prices.

          As of December 31, 2003, our derivative activities consisted of sugar futures. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2003. The contract terms of these instruments have been categorized by expected maturity dates.

                                       PRINCIPAL MATURITY PERIODS(1)

                                                                                                       FAIR
                                   2004     2005     2006     2007     2008   THEREAFTER   TOTAL(2)  VALUE(2)
                                                       (R$ MILLION, EXCEPT PRICE PER TON)

DERIVATIVES INSTRUMENTS
SUGAR FUTURES (BMF)
Notional Amount (ton)              931
Average Price (R$/ton)          391.88                                                                 0.00
SUGAR FUTURES (LIFFE)






Notional Amount (ton)           22,100
Average Price (R$/ton)          530.54                                                               -(0.08)
Sugar Futures (NYBOT)
Notional Amount (ton)           28.143
Average Price (R$/ton)          370.90                                                               -(0.76)


----------------------

(1) Negative notional amounts represent an excess of liabilities over assets at any given moment.
(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet and is therefore directly comparable with the fair value of the instrument, included within the fair value column. For derivative instruments, total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within the financial statements at fair value and is therefore represented under the fair value column.

FOREIGN EXCHANGE RISK

          We are exposed to fluctuations in foreign exchange rate movements because substantially all of our revenues are in reais, while a significant portion of our debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar and the Japanese Yen. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated and Yen-denominated or indexed debt. From January 1, 1999 until December 31, 2003, the Brazilian real depreciated by 58.2% against the U.S. dollar, and, as of December 31, 2003, the commercial market rate for purchasing U.S. dollars was R$2.89 per U.S.$1.00. The U.S. dollar depreciated against the Brazilian real by 18.2% during 2003.

          As of December 31, 2003, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2003. The contract terms of these instruments have been categorized by expected maturity dates.

                                                          PRINCIPAL MATURITY PERIODS(1)
                                                          -----------------------------
                                                                                                                FAIR
                                  2004       2005      2006        2007      2008    THEREAFTER    TOTAL(2)    VALUE(2)
                                  ----       ----      ----        ----      ----    ----------    -------     --------
                                                      (R$ IN MILLIONS, EXCEPT PERCENTAGES)

DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
Notional Amount                 (1,062.96)                                                         (1,062.96)  (1,062.96)
Average Pay Rate                     2.37%
U.S. DOLLAR DEBT
DENOMINATED (FIXED RATE)
Notional Amount                    (173.0)     (26.2)     (19.9)     (20.1)     (18.1)  (2,890.1)   (3,157.3)   (3,157.3)
Average Pay Rate                     9.42%      9.42%      9.42%      9.42%      9.42%      9.42%
BNDES CURRENCY BASKET
DEBT (FIXED RATE)
U.S. Dollar Debt
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Fixed Rate)           (244.1)     (73.5)     (82.4)     (76.8)     (87.7)      (54.6)     (618.9)
Average Pay Rate                     5.90%      5.47%      2.69%      4.25%     10.59%     11.74%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Floating Rate)                                (5.8)                                        (5.8)       (5.8)
LIBOR                                                      3.44%
INTERNATIONAL DEBT
Other Latin American
Currency (Fixed Rate)              (234.1)                                                            (234.1)     (234.1)
Average Pay Rate                     7.86%
CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
Notional Amount                     181.9                                                              181.9       181.9
Average Interest Rate                1.12%
U.S. SHORT-TERM INVESTMENTS
DENOMINATED IN U.S. DOLLAR
Notional Amount                      42.7                                                               42.7        42.7
Average Interest Rate                1.12%
BRAZILIAN REAL SHORT-TERM
INVESTMENTS DENOMINATED
IN U.S. DOLLAR
Notional Amount                     131.6                                                              131.6       131.6
Average Interest Rate                2.15%
BRAZILIAN REAL LONG-TERM
INVESTMENTS DENOMINATED
IN U.S. DOLLAR
Notional Amount                     342.2                                                              342.2       342.2
Average Interest Rate                 8.1%
INTERNATIONAL CASH AND CASH
EQUIVALENT DENOMINATED
IN OTHER LATIN AMERICAN
CURRENCY
Notional Amount                     295.0                                                              295.0       295.0



DERIVATIVES INSTRUMENTS
BM&F DDI and Dollar Future
Notional Amount                   1,280.8      200.1      124.4   125.5    0.5                       1,731,2        23.1
Average Interest Rate                10.8%       2.9%      5.2%     5.6%    6.7%
U.S.$ X R$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     605.7                                 1,089.4                    1,695.1        94.0
Average Interest Rate                 2.4%                                   6.7%
YEN X U.S.$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     917.9                                                              917.9       142.3
Average Interest Rate
NDF ARGENTINE PESO ARS
X U.S.$
Notional Amount                     152.4                                                              152.4      (-5.43)
Average Interest Rate                2.98                                                               2.98


----------------------

(1) Negative notional amounts represent an excess of liabilities over assets at any given moment.
(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet and is therefore directly comparable with the fair value of the instrument, included within the fair value column. For derivative instruments, total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within our financial statements at fair value and is therefore represented under the fair value column.

                                       PRINCIPAL MATURITY PERIODS(1)

                                                                                                       FAIR
                                   2004     2005     2006     2007     2008   THEREAFTER   TOTAL(2)  VALUE(2)
                                                       (R$ MILLION, EXCEPT PRICE PER TON)

INTEREST RATE SWAP LIBOR 3 MONTHS
X FIXED NOTIONAL AMOUNT            905.0                                                    905.0      (4.8)
AVERAGE INTEREST RATE              4.67%
INTEREST RATE SWAP LIBOR                                                                    127.2      (0.3)
6 MONTHS X FIXED
NOTIONAL AMOUNT                     66.6    60.6
AVERAGE INTEREST RATE               4.71%  4.71%

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2003 included debt of R$3,802.4 million.

INTEREST RATE RISK

          We use interest rate swap agreements to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. We are exposed to interest rate volatility with respect to our cash and cash equivalents, short-term investments and fixed and floating rate debt. Our U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

          We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of variable rate debt, currency future and forward swaps agreements, cash and cash equivalents and short-term investments. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

          The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2003. The contract terms of these instruments have been categorized by expected maturity dates.

Instruments with Interest Rate Risk
-----------------------------------

                                                          PRINCIPAL MATURITY PERIODS(1)
                                                          -----------------------------
                                                                                                                FAIR
                                  2004       2005      2006        2007      2008    THEREAFTER    TOTAL(2)    VALUE(2)
                                  ----       ----      ----        ----      ----    ----------    -------     --------
                                                      (R$ IN MILLIONS, EXCEPT PERCENTAGES)

DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
Notional Amount                 (1,062.96)                                                         (1,062.96)     (938.7)
Average Pay Rate                     2.37%
U.S. DOLLAR DEBT
DENOMINATED (FIXED RATE)
Notional Amount                    (152.8)     (16.2)                                  (2,889.2)   (3,058.3)    (3,384.4)
Average Pay Rate                     9.42%      9.42%                                     9.42%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Fixed Rate)           (244.1)     (73.5)     (82.4)     (76.8)     (87.7)     (54.6)     (618.9)     (618.9)
Average Pay Rate                     5.90%      5.47%      2.69%      4.25%     10.59%     11.74%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Floating Rate)                                (5.8)                                        (5.8)       (5.8)
LIBOR                                                      3.44%
INTERNATIONAL DEBT
Other Latin American Currency
Denominated (Fixed Rate)           (234.1)                                                            (234.1)     (234.1)
Average Pay Rate                     7.86%
REAIS DEBT DENOMINATED
(FLOATING RATE--TJLP)
Notional Amount                    (227.3)    (123.0)     (69.3)     (55.9)     (44.2)      (6.5)     (526.3)     (526.3)
TJLP + Average Pay Rate              3.19%      3.19%      3.19%      3.19%      3.19%      3.19%
REAIS DEBT--ICMS (FIXED RATE)
Notional Amount                     (34.6)               (213.5)                          (127.1)     (375.1)     (375.1)
Average Pay Rate                     4.93%                4.93%                             4.93%
CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
Notional Amount                     181.9                                                              181.9       181.9
Average Interest Rate                1.12%
U.S. SHORT-TERM INVESTMENTS
DENOMINATED IN U.S. DOLLAR
Notional Amount                      42.7                                                               42.7        42.7
Average Interest Rate                1.12%
BRAZILIAN REAIS SHORT-TERM
INVESTMENTS DENOMINATED IN
U.S. DOLLAR
Notional Amount                     131.6                                                              131.6       131.6
Average Interest Rate                2.15%
BRAZILIAN REAIS LONG-TERM
INVESTMENTS DENOMINATED IN
U.S. DOLLAR


National Amount                     342.2                                                              342.2       342.2
Average Interest Rate                 8.1%
BRAZILIAN SHORT-TERM INVESTMENTS
DENOMINATED IN REAIS
Notional Amount                   1,876.5                                                            1,876.5     1,876.5
Average Interest Rate               16.27%
INTERNATIONAL CASH AND CASH
EQUIVALENT DENOMINATED IN
LATIN CURRENCY
Notional Amount                     295.0                                                              295.0       295.0
DERIVATIVES INSTRUMENTS
BM&F DDI and Dollar Future
Notional Amount                   1,343.7      200.1      124.4      125.5        0.5                1,794.2        21.2
Average Interest Rate                10.8%       2.9%       5.2%       5.6%       6.7%
U.S.$ X R$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     604.9                                     1,089.4                1,696.6        94.0
Average Interest Rate                 2.4%                                        6.7%
YEN X U.S.$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     909.7                                                              909.7       142.3
Average Interest Rate
INTEREST RATE SWAP LIBOR
3 MONTHS X FIXED
Notional Amount                     905.0                                                              905.0        (4.8)
Average Interest Rate                4.67%
INTEREST RATE SWAP LIBOR
6 MONTHS X FIXED
Notional Amount                      66.6       60.6                                                   127.2        (0.3)
Average Interest Rate                4.71%      4.71%


----------------------

(1) Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2) For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet, and is therefore directly comparable with the fair value of the instrument included within the fair value column. For derivative instruments, the total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within our financial statements at Fair Value, and is therefore represented under the Fair Value column.

          Most of the floating rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

                                   2004      2003      2002     2001      2000
                                   ----      ----      ----     ----      ----
1st Quarter                       10.00     11.00     10.00     9.25     12.00
2nd Quarter                        9.75     12.00      9.50     9.25     11.00
3rd Quarter                                 12.00     10.00     9.50     10.25
4th Quarter                                 11.00     10.00    10.00      9.75

          We have not experienced, and do not expect to experience, difficulty obtaining financing or refinancing existing debt.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II



DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

DISCLOSURE CONTROLS AND PROCEDURES

          The Company has carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company's evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

          There has been no change in the Company's internal control over financial reporting during the Company's fiscal year ended December 31, 2003 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

          As of yet, we have not appointed an "audit committee financial expert", as defined by the SEC. As disclosed below, we are in the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current audit committee does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

CODE OF ETHICS

          We have adopted a code of ethics (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. The code of ethics became effective in 2003 and is attached to this annual report as an Exhibit. If the provisions of the code of ethics that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

          PricewaterhouseCoopers Auditores Independentes, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

                                                                2003                   2002
                                                              ---------             ---------
                                                                 R$                     R$
Audit Fees............................................        1,398,395              889,702
Audit-related Fees....................................          875,864              901,742
Tax Fees..............................................          419,048               84,825
All Other Fees........................................          544,974             1,654,222
                                                              ---------             ---------
Total.................................................        3,238,281             3,530,491
                                                              =========             =========

AUDIT FEES

          Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

          Audit-related Fees in 2003 and 2002 consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; and employee benefit plan audits.

TAX FEES

          Tax fees in 2003 and 2002 were related to services for tax compliance, tax planning and tax advice.

ALL OTHER FEES

          All other services include for 2002 and for 2003 other risk management advice and analysis or review of business plans or planning processes (but not design or implementation thereof).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

          The audited financial statements herein have been audited by PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil, independent registered public accounting firm. Their offices are located at Avenida Francisco Matarazzo, 1400, 05001-901 Sao Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of Sao Paulo) and their registration number is CRC.2.SP.000160/O-5.

Pursuant to the audit firm rotation rules introduced by Article 31 of CVM Instruction No. 308/99, we were required to replace our auditors, PricewaterhouseCoopers Auditores Independentes, for purposes of auditing the financial statements to be filed with the CVM for the year ending December 31, 2004. We have selected Deloitte Touche & Tohmatsu Auditores Independentes, to perform the audit of the financial statements for the year ending December 31, 2004. The offices of Deloitte Touche & Tohmatsu Auditores Independentes are located at Rua Alexandre Dumas, 1981, 04717-906 Sao Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of Sao Paulo) and their registration number is CRC.2.SP.011609/O-8.

PRE-APPROVAL POLICIES AND PROCEDURES

          The audit committee approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre -approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2003, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          On June 13, 2000, our board of directors approved the creation of an audit committee (comite de auditoria), whose responsibilities are consistent with the U.S. Blue Ribbon Committee and the rules and regulations of the New York Stock Exchange. The primary responsibility of the audit committee, which is not independent of our management and of our independent auditors, is to review our financial statements and report on them to our shareholders.

          Although we are in the process of implementing a fully independent audit committee, presently our current audit committee does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3
(a)(5)(A).

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not required for the year ended December 31, 2003.

EXHIBITS AND CERTIFICATIONS

          1.1  By-laws of Companhia de Bebidas das Americas-AmBev
               (English-language translation).

          1.2 Minutes of the Extraordinary Shareholders' Meeting held on May 18, 2004 (filed with the Securities and Exchange Commission on Form 6-K of AmBev on May 20, 2004).

          1.3  By-laws of Companhia Brasileira de Bebidas (CBB)
               (English-language translation) (incorporated by reference to Exhibit 3.2 to Form F-4 filed by AmBev on August 29, 2002).

          2.1 Indenture dated September 18, 2003 between CBB and The Bank of New York as Trustee.

          2.2  Form of Note (contained in Exhibit 2.1).

          2.3 Guaranty dated September 18, 2003 between AmBev and The Bank of New York.

          2.4  Insurance Policy for Expropriation and Currency
               Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York.

          2.5 Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility by the Trustee, AmBev, CBB and the Insurer, dated September 18, 2003.

          2.6 Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee

          3.1 Amendment to the Shareholders' Agreement of Companhia de Bebidas das Americas-AmBev dated as of March 2, 2004 among FAHZ, Braco, Ecap, AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

          3.2 Incorporacao Agreement dated March 3, 2004 (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

          3.3 Shareholders' Voting Rights Agreement of S-Braco Participacoes S.A. dated as of August 30, 2002 among Santa Judith, Santa Irene, Santa Estela. and Santa Prudencia Participacoes S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, Ecap and AmBev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed by FAHZ, Braco and Ecap on November 29, 2002).

          3.4 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, Ecap, FAHZ and AmBev (incorporated by reference to Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          3.5 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, Ecap, FAHZ and AmBev (incorporated by reference to
               Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.1 Purchase Agreement dated as of September 11, 2003, among Companhia de Bebidas das Americas-AmBev and Citigroup Global Markets Inc.

          4.2 Registration Rights Agreement dated as of September 18, 2003 among CBB and Companhia de Bebidas das Americas-AmBev as Guarantor and Citigroup Global Markets.

          4.3 Performance Agreement between AmBev and the Conselho Administrativo de Defesa Economica (CADE), dated April 19, 2000 (incorporated by reference to Exhibit 10.8 to the Form F-4 filed by AmBev on August 29, 2000).

          4.4 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed by AmBev on May 13,
               2002).

          4.5 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed by AmBev on May 13, 2002).

          4.6 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.7 Letter Agreement dated January 13, 2003, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.8 Quinsa Shareholders' Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.9 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.10 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.11 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
               2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.12 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa dated January 13, 2003 (English-language translation) (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

          4.13 License Agreement dated as of January 31, 2003, between AmBev and Quinsa (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30, 2003).

          4.14 Distribution Agreement dated as of January 31, 2003, between AmBev and Quinsa (filed with the Securities and Exchange Commission with the original 2002 annual report on Form 20-F of AmBev on June 30, 2003).

          8.1 List of Material Subsidiaries of Companhia de Bebidas das Americas-AmBev.

          11.1 Code of Ethics (English-language version).

          12.1 Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          12.2 Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          13.1 Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          13.2 Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Americas-AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

                                     Companhia de Bebidas das Americas-AmBev

                                     By:
                                        ------------------------------------
                                        Name: Carlos Alves de Brito
                                        Title: Chief Executive Officer

                                     By:
                                        ------------------------------------
                                        Name: Luis Felipe Pedreira Dutra Leite
                                        Title: Chief Financial Officer

Date: June 27, 2004