Form 20-F/A
period 2003-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2004-07-09
CIK 1113172

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


         American Beverage Company-AmBev                    Federative Republic of Brazil
 (Translation of Registrant's name into English)   (Jurisdiction of incorporation or organization)
                         _____________________________
                Rua Dr Renato Paes de Barros 1017, 4o andar
                        04530-001 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)
                         _____________________________
 Securities registered or to be registered pursuant to Section 12(b) of the Act:


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

                               TABLE OF CONTENTS

                                                                          PAGE


INTRODUCTION..................................................................i

BACKGROUND ON THE COMPANY.....................................................i

ACCOUNTING PERIODS AND PRINCIPLES.............................................x

CURRENCY TRANSLATION.........................................................xi

INDUSTRY DATA...............................................................xii

TRADEMARKS..................................................................xii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION..................xii

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

Item 3.    Key Information....................................................1

Item 4.    Information on the Company.........................................27

Item 5.    Operating and Financial Review and Prospects.......................71

Item 6.    Directors, Senior Management and Employees........................111

Item 7.    Major Shareholders and Related Party Transactions.................126

Item 8.    Financial Information.............................................136

Item 9.    The Offer and Listing.............................................144

Item 10.   Additional Information............................................152

Item 11.   Quantitative and Qualitative Disclosures About Market Risk........180

Item 12.   Description of Securities Other than Equity Securities............186

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................186

Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds...............................................186

Item 15.   Disclosure Controls and Procedures................................186

Item 16.   Reserved..........................................................186

           Item 16A.  Audit Committee Financial Report.......................186
           Item 16B.  Code of Ethics.........................................186
           Item 16C.  Principal Accountant Fees and Services.................187
           Item 16D.  Exemptions from the Listing Standards for
                      Audit Committees.......................................188
           Item 16E.  Purchases of Equity Securities by the Issuer
                      and Affiliated Purchasers..............................188

Item 18.   Financial Statements..............................................188

Item 19.   Exhibits..........................................................189

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

     Pursuant to the controlling shareholders' contribution on July 1, 1999, Brahma's controlling shareholders, Empresa de Administracao e Participacoes S.A. - ECAP (ECAP) and Braco S.A., and Antarctica's controlling shareholder, Fundacao Antonio e Helena Zerrenner Instituicao Nacional de

Beneficencia (FAHZ), contributed all of their common and preferred shares in Brahma and Antarctica in exchange for AmBev shares of the same type and class.

     On July 1, 1999, the FAHZ, Braco, and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders' agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are indirectly the controlling shareholders of Braco Investimentos S.A., which holds all of the AmBev shares previously held by Braco S.A. and has succeeded to Braco S.A.'s rights and obligations under the AmBev shareholders' agreement. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. For a detailed description of the AmBev shareholders' agreement, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

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

     The accounting effects of the acquisition of our interest in Quinsa were recognized in our financial statements for the first quarter of 2003, which were filed with the Brazilian Securities Commission (CVM) on May 9, 2003. See "Operating and Financial Review and Prospects--Accounting Aspects of the Quinsa Transaction" and "Operating and Financial Review and
Prospects--Impact of Quinsa".

RECENT DEVELOPMENTS

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



         PROPOSED ACQUISITION OF LABATT - INCORPORACAO AGREEMENT

     On March 3, 2004, AmBev entered into the Incorporacao Agreement with Interbrew, Labatt and Labatt Brewing Canada Holding Ltd., a wholly owned subsidiary of Interbrew ("Mergeco"), which will indirectly own 100% of the capital stock of Labatt at the time the transactions contemplated by the Incorporacao Agreement are to be consummated. Pursuant to the Incorporacao Agreement, Mergeco will be merged into AmBev by means of an Incorporacao under Brazilian law, and Interbrew (through the sole shareholder of Mergeco, Interbrew International B.V., which is a wholly owned subsidiary of Interbrew) will receive approximately 7.9 billion newly issued AmBev common shares and approximately 11.4 billion newly issued AmBev preferred shares. At the time of the consummation of the Incorporacao, Mergeco will own 100% of the capital stock minus one share of Labatt Holding ApS (Labatt Holdco), a corporation organized under the laws of Denmark, and Labatt Holdco will own all the capital stock of Labatt. Upon consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt. Labatt will consist of its Canadian-based operations at the time the Incorporacao is consummated.

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

     Accordingly, as a result of the transactions described above and as provided in the Incorporacao Agreement, the number of common shares to be issued to Interbrew will be reduced from approximately 9.5 billion to approximately 7.9 billion and the number of preferred shares to be issued to Interbrew will be reduced from approximately 13.8 billion to approximately
11.4 billion. In addition, the aggregate third party net debt of Labatt and its subsidiaries at the time the Incorporacao is to be consummated will be C$1.3 billion.

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

     In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or



---------------------------

(1) Based on publicly available information, AmBev believes that the Stichting was organized by members of several Belgian families who collectively hold a controlling interest in Interbrew as a means to consolidate their shareholdings in Interbrew. In exchange for each Interbrew Share transferred to it, the Stichting issues to the transferee a certificate representing such share. The Stichting votes all of the Interbrew shares held by it at general and extraordinary meetings of Interbrew and is managed by a board of directors. The Stichting receives all dividends in respect of the Interbrew shares held by it for distribution to its certificate holders. EPS, an entity affiliated with such Belgian families, currently holds 176 million Stichting certificates, and the Stichting currently holds approximately 275.1 million Interbrew shares, representing approximately 64% of all outstanding Interbrew shares.

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

OVERVIEW OF LABATT
------------------

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

PREFERRED SHARE BUY-BACK PROGRAM
--------------------------------

     On July 6, 2004, AmBev announced that its Board of Directors launched a new R$500 million buy-back program of its outstanding preferred shares. The program is valid for a period of 365 days from the date of its announcement in accordance with CVM's rules. During this period, AmBev may repurchase up to 997,114,332 preferred shares, representing 4.88% of the free float. In addition, pursuant to CVM's rule 390/03, AmBev is entitled to issue put and call options. The volume of the put and call options issued multiplied by their respective strike prices may not exceed the R$500 million limit established for the plan. Also, the amount of shares to be kept in treasury may not surpass the equivalent of 10% of the float of each share class.

     The share buy-back program approved on July 6, 2004 is the third one approved by AmBev's Board of Directors this year. Under the two previous programs, which have already been concluded, AmBev repurchased an aggregate amount of approximately 1,207 million preferred shares for an aggregate consideration of approximately R$710 million.

                       ACCOUNTING PERIODS AND PRINCIPLES


     We have prepared our audited annual consolidated financial statements as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 in Brazilian Reais in accordance with accounting practices generally accepted in Brazil (Brazilian GAAP), which are based on Brazilian Corporate Law (Law 6,404, as amended, by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as Brazilian Corporate Law), the rules and regulations issued by the "Comissao de Valores Mobiliarios"- CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - "Instituto dos Auditores Independentes do Brasil", or the Brazilian Institute of Independent Accountants), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian Reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

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

     Forward-looking statements also include information concerning possible or assumed future results of operations of AmBev set forth under "Information on the Company--AmBev Business Overview" and "Financial Information" as well as statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

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

     During the year ended December 31, 2002, CBB completed an exchange offer of the U.S.$500 million 10.5% notes due 2011, in the U.S. securities markets.

     AmBev fully and unconditionally guaranteed these two issuances. Financial information relating to CBB has not been included within the Selected Financial Data, but full consolidating schedules disclosing the balance sheets, statements of operations and statements of cash flow as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001, under Brazilian GAAP, have been included in note 24 to our audited financial statements, contained within this document.

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

FOOTNOTES TO SELECTED FINANCIAL INFORMATION

(1)  Brahma and Antarctica were legally merged to form AmBev on July 1, 1999 under Brazilian GAAP. However, for purposes of this annual report, as AmBev was treated as the successor to Brahma for accounting purposes, financial information of AmBev, the successor, has been included as of and for the three years ended December 31, 2002. The selected financial information in all previous periods has been derived from the audited financial statements of the predecessor company, Brahma.

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

(13) In the financial statements as of and for the year ended December 31, 2003, total tax incentives are R$768.7 million, of which R$393.6 million relate to deferred sales tax, and R$375.1 million to ICMS financing incentives.

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

(17) Represents cash expenditures for property, plant and equipment.

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

     Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev's financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see "--Risk Factors--Risks Relating to our Securities--AmBev shareholders may not receive any dividends". Any dividends payable on AmBev's preferred shares must be 10% greater than those payable on AmBev's common shares. See "Additional Information--Memorandum and Articles of Association--Dividends and Reserves--Dividend Preference of Preferred Shares".

     For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest attributable to shareholders' equity, as well as specific rules applicable to the payment of dividends by AmBev, see "Additional Information--Memorandum and Articles of Association--Dividends and Reserves".


     AMBEV - DIVIDENDS AND INTEREST ATTRIBUTABLE TO SHAREHOLDERS' EQUITY

     The following table shows the dividends paid by AmBev's predecessor Brahma, to its preferred and common shareholders from 1996 through September 15, 2000, and by AmBev to its preferred and common shareholders since September 15, 2000 in Reais and in U.S. dollars translated from Brazilian Reais at the commercial exchange rate as of the date of payment. The amounts include interest attributable to shareholders' equity, net of withholding tax, and return of capital. See "Additional Information--Memorandum and Articles of Association--Dividends and Reserves--Interest Attributable to Shareholders' Equity".



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

          In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. While the real has recovered during 2003, appreciating 22.3% against the U.S. dollar during 2003, no assurance can be given that the real will not devalue further in the future. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate. See "--Risk Factors--Risks Relating to Brazil and Other Countries in Which We Operate--Economic uncertainty and volatility in Brazil may adversely affect our business."

          Recently, in 2004, statements from the Federal Reserve of the United States regarding a potential increase in the interest rate, in combination with other factors, caused some volatility and general economic uncertainty in the Brazilian capital markets. As a consequence, the exchange rate as of May 31, 2004, was R$3.1291 per U.S.$1.00 compared with 2.8892 Reais at December 31, 2003. On June 30, 2004, the Federal Reserve of the United States announced an interest rate increase of 0.25%. The exchange rate reached a low of 2.8022 Reais per U.S. dollar and a high of 3.2051 Reais per U.S. dollar during the first five months of 2004. The Central Bank reduced the base interest rate from 16.5% to 16.25% in March 2004, followed by a further reduction in April to 16.0%.

     No assurance can be given that the real will not devalue further in the future. For further information on this matter see "--Risk Factors--Risks Relating to Brazil and Other Countries in Which We Operate--Economic uncertainty and volatility in Brazil may adversely affect our business".

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

-------------
Source:  Central Bank of Brazil



          Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See "--Risk Factors--Risks Relating to Brazil and Other Countries in Which We Operate--The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business."

     We will pay any cash dividends and make any other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the Sao Paulo Stock Exchange. For further information on this matter see "--Risk Factors--Risks Relating to Our Securities".


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

     Pursuant to the certificates of registration obtained by AmBev from the Central Bank in the name of the Bank of New York with respect to the AmBev ADSs to be maintained by the custodian (Banco Itau S.A. ) on behalf of the Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares such holder will be entitled to continue to rely on The Bank of New York's certificate of registration for only five business days after such exchange, after which such holder must obtain its own certificate of registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations or obtains its own certificate of registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. For further information on this matter see "Additional Information--Taxation--Brazilian Tax Considerations".

     Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. For further information on this matter see
"--Risk Factors--Risks Relating to Our Securities--Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividends payments to off-shore investors".

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

     NEW PROPOSED REGULATION ON ALCOHOLIC BEVERAGES MAY ADVERSELY IMPACT OUR
SALES

     There are approximately 90 bills under review by Congress with proposed regulation on the consumption, sales and marketing of alcoholic beverages, including beer. Such proposed legislation, if enacted, may impose restrictions, among other things, on the advertisement of alcoholic beverage products on television during specified times of the day as well as on the hours of operation of certain points of sale. It is uncertain whether such proposed legislation will be approved by Congress. Similar bills have been submitted to a number of state and city councils in states in which we operate. In the event Congress or any such state or city councils approve the proposed legislation, certain restrictions may apply to our business throughout Brazil, or in certain states or cities within Brazil, as the case may be. The anti-alcohol regulations, if approved, may adversely impact our sales. For further information, please refer to "Information on the Company --AmBev Business Overview--Regulation--General."


                            RISKS RELATING TO AMBEV


     We are subject to Brazilian and other antitrust regulations

          We have a substantial beer market share in Brazil and thus are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities, pursuant to which we are subject to certain continuing restrictions over our distribution network. Also, the proposed Interbrew-AmBev Transactions are undergoing review by the Brazilian antitrust authorities. For further information on this matter see "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings--Antitrust matters". We cannot assure you that such transactions will be approved by the Brazilian antitrust authorities or that the Brazilian antitrust authorities will not impose restrictions or conditions in connection with their approval if granted. We are also party to several antitrust legal proceedings. For further information on this matter see "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings--Antitrust matters". We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

     AmBev's participation in the Argentine beer market increased substantially after the acquisition of our interest in Quinsa. Quinsa is subject to regulation under Argentinean antitrust rules. In addition, AmBev and Quinsa must comply with the conditions established by the Comision Nacional de Defensa de la Competencia ("CNDC"), in connection with the acquisition of our interest in Quinsa. For further information on this matter see "Information on the Company--AmBev Business Overview--Interest in Quinsa". We cannot assure you that Argentinean antitrust regulation will not affect Quinsa's business in the future and therefore impact the benefits that AmBev anticipates will be generated from this investment.


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

     OUR CONTROLLING SHAREHOLDERS ARE ABLE TO DETERMINE THE OUTCOME OF MANY CORPORATE ACTIONS WITHOUT THE APPROVAL OF NON-CONTROLLING SHAREHOLDERS

     The controlling shareholders of AmBev, ECAP, Braco Investimentos S.A. and the FAHZ together hold approximately 76.78% of AmBev's common shares. In addition, Marcel Hermann Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, who are directors of AmBev, collectively own, indirectly through Braco Management, an investment company directly controlled by Messrs. Telles, Lemann and Sicupira, approximately 76.12% of the voting capital of Braco Investimentos S.A., which, in turn, owns approximately 98.64% of the voting shares of ECAP. Braco Investimentos S.A. and ECAP together hold approximately 52.60% of the voting common shares of AmBev. Thus, these three directors of AmBev have significant influence over AmBev, although several types of matters must be decided in accordance with the AmBev shareholders' agreement. For further information on this matter see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".

     In addition, upon consummation of the Interbrew-AmBev Transactions, Interbrew will hold, directly or indirectly, including through its indirect ownership interests in Braco Investimentos S.A. and ECAP, shares of AmBev common stock that will represent approximately 69% of the total voting power of AmBev's capital stock. Assuming that all minority holders of AmBev common stock tender their shares in the mandatory tender offer that Interbrew will be required to launch following the consummation of the Interbrew-AmBev Transactions, Interbrew's voting interest in AmBev will increase to approximately 84%. Interbrew will thus have significant influence over AmBev, even though (i) both Braco Investimentos S.A. and ECAP will remain subject to the AmBev shareholders' agreement and (ii) Interbrew will be jointly controlled by its current controlling shareholders and AmBev's current controlling shareholders, Messrs. Lemann, Sicupira and Telles. For further information on these matters see "Background on the Company--Recent Developments--Interbrew--AmBev Transactions" and "Major Shareholders and Related Party Transactions--Major Shareholders-AmBev Shareholders' Agreement".

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

     As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilians issuers in respect of securities issued in the international capital markets to date. For further information on this matter see "--Exchange Controls".

     IF YOU EXCHANGE THE AMBEV ADSs FOR AMBEV SHARES, YOU RISK LOSING SOME FOREIGN CURRENCY REMITTANCE AND BRAZILIAN TAX ADVANTAGES

     The AmBev ADSs benefit from the certificate of foreign capital registration of The Bank of New York (as depositary) in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York's certificate of foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the AmBev shares. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see "Additional Information--Memorandum and Articles of Association--Restrictions on Foreign Investment" and "--Key Information Exchange Controls". For a more complete description of Brazilian tax regulations, see "Additional Information--Taxation--Brazilian Tax Considerations".

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


                 RISKS RELATING TO THE NOTES AND THE GUARANTY


     POSSIBLE EXTENSION OF THE EXPECTED MATURITY OF THE NOTES

     Under the terms of the notes and the indenture, if, on the expected maturity date for the notes, the insurance policy is in effect or certain funds are on deposit in the reserve account and certain specified events have occurred and are continuing relating to the imposition of currency exchange controls in Brazil, the date for the repayment of the notes will automatically be extended until the earlier to occur of (i) twenty-four calendar months from the expected maturity date; (ii) the latest date for which funds are available in the reserve account or under the letter of credit and under the insurance policy to pay interest on the notes; or (iii) the thirtieth day after any such currency exchange control event has ended. Accordingly, you should not rely, in making your investment decision, on receiving repayment in full of the notes on the initial expected maturity date.

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

Information On the Company



                     BRAZILIAN BEVERAGE INDUSTRY OVERVIEW



     THE MARKET

     Brazil has a current population of approximately 179 million and 3.3 million square miles of territory. According to the Brazilian Institute of Geography and Statistics (IBGE), the Brazilian economy contracted by 0.2% in 2003. The Brazilian beer market is the fourth largest in the world and the largest in Latin America, with annual consumption of 85 million hectoliters in 2003, according to Euromonitor. The Brazilian soft drinks market, 130 million hectoliters of consumption in 2002, is the third largest in the world according to PepsiCo1. According to the most recent research of IBGE, the Brazilian market has a large and youthful consumer base, with 38.1% of the Brazilian population under the age of 18. These factors, together with the effects of an unequal regional income distribution, present significant opportunities for growth in the Brazilian beverage market, especially if considered that beer and soft drink consumption is at relative low levels, at 49 liters per capita per year for beer, according to Euromonitor, and 66 liters per capita per year for soft drinks, according to PepsiCo.


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

     Recently, in April 2004, statements from the Federal Reserve of the United States regarding a potential increase in interest rates, in combination with other factors, caused a depreciation of the real. On June 30, 2004, the Federal Reserve of the United States announced on interest rate increase of 0.25%. An increase in interest rates may have a negative effect on the Brazilian capital markets as well as the level of consumer spending.



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

     As we adopted the special regime for PIS/COFINS, the following new tax rates are applicable:


  o  Beer: PIS=R$0.0202/litre and COFINS=R$0.0935/litre

  o  Soda and Water: PIS=R$0.0117/litre and COFINS=R$0.0539/litre

     To partially mitigate these high tax rates, many states in Brazil offer attractive sales tax deferral programs to attract investments to their regions. See "Operating and Financial Review and Prospects--Sales tax deferrals and other tax credits" and "Key Information--Risk Factors--Pending tax reform in Brazil may increase our tax burden".


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
                                          =====================================

-------------------
Source:  AmBev
(1) Includes Brahma and Antarctica sales.

     Taxation

     As is the case with beer sales, sales of soft drinks in Brazil are subject to a high level of taxation, which results in substantially higher prices to consumers. See "--The Brazilian Beer Market--Taxation". The overall level of taxation in soft drinks is similar to beer, however, the IPI rate on soft drinks that contain natural fruit juice or vegetable extract is reduced by 50%. In 2003, the average excise and value-added taxes (IPI and ICMS) applicable to soft drink sales paid by producers, distributors and retailers in Brazil is estimated to equal approximately 55% of AmBev's net sales.


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

--------------------
Source: AmBev

                            AMBEV BUSINESS OVERVIEW



     HISTORY AND DEVELOPMENT OF THE COMPANY

     See "Background on the Company--History and Development of the Company".

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

     In August 2003, we re-launched Brahma Light. The initial re-launch was concentrated in metropolitan area of Sao Paulo, in cans and long-necks presentations. The national roll-out of Brahma Light is expected to take place during 2004.

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

     The isotonic sports drinks are relatively new to Brazil, and total consumption in 2003 was approximately 0.3 million hectoliters, according to ACNielsen. Our proprietary brand Marahon is the second most popular brand in this market, with a 4.5% average market share by volume in 2003, according to ACNielsen. In December 2001, we extended our franchise agreement with PepsiCo and incorporated the Gatorade brand into our portfolio. This agreement, which expires in 2017, is an extension of AmBev's current agreement with PepsiCo, signed in 1997, to produce and distribute Pepsi products in Brazil. This partnership reinforces AmBev's strategic target to grow its non-alcoholic beverages business. As of January 2002, we began producing and distributing Gatorade, the leading brand in this segment, with an average market share in 2003 of 92.2% according to ACNielsen. In November 2002, we introduced a line extension, Gatorade Fierce, a colored isotonic drink, targeting the teenager market. For information on the investigation by CADE, the Brazilian Antitrust authority, into our Gatorade agreement, see "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings--Antitrust matters--Joint Ventures and Alliances".

          Brazilian iced tea consumption was approximately 0.5 million hectoliters in 2003, according to ACNielsen. Lipton Ice Tea, the other major product in our NANC portfolio, is the market leader in the iced tea segment, with an estimated market share of 38.5% in 2003, according to ACNielsen. Our main competitor in this market is Mate Leao, with a market share of 37.2% in 2003, also according to

ACNielsen. In 2002, the Coca-Cola Company, through an agreement with Nestle, introduced the Nestea iced tea, which had a 17.0% market share in 2003.

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

     o CA Cerveceria Nacional, our Venezuelan subsidiary, which was acquired in 1994. We sell the Brahma brand in Venezuela, and in 2003, Brahma had a market share of approximately 7.0%, according to our estimates. We have a strong presence in Caracas, the country's principal market, holding a market share in the Caracas region of approximately 23.9%, according to our estimates.

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

          Quinsa is a Luxembourg-based holding company which controls 87.63% of the outstanding shares of QIB. The remaining 12.37% interest in Quinsa is held by BAC and AmBev, which hold 5.32% and 7.05%, respectively.

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

          One of our major initiatives has been to continuously improve our distribution network in order to increase the volume of sales and deliveries per distributor, thus achieving economies of scale. In connection with our on-going goal of increasing the efficiency of our distribution networks, we developed an "Excellence Program" to evaluate, train and motivate our distributor partners. The Excellence Program allows us to benchmark all third-party and direct distribution operations, and is a tool for standardizing the specific operating procedures needed to run an efficient distribution operation and to maintain brand integrity. This program was implemented in 1992 in the Brahma and Skol distribution network and later in the Antarctica distribution network. As part of our Excellence Program, we have significantly reduced the number of distributors since 1994 and focused on increasing the volume and the quality of service provided by these distributors. We also intend to expand our direct distribution system in large urban areas, thereby incurring additional selling expenses as a result of, among other things, expansion of our sales force and increased transportation costs. However, we expect that this investment will be more than offset by additional revenues.

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

          Our distribution agreements require the distributor to carry exclusively our Brahma, Skol and/or Antarctica beer portfolios, as well as our core soft drink portfolio, and grant the distributor exclusive rights to sell such products within specific channels in a defined territory. In the case of soft drinks, where we have a core portfolio sold through all three distribution networks, the distributors serving the same territory compete with one another; nevertheless, only those designated distributors are entitled to sell our soft drinks in that specific territory. Generally, these agreements have an initial term of between one and five years, and are renewable for an additional term after which the contract will not have a pre-determined termination date. In addition, pursuant to our agreement with CADE, we are required to share our distribution network with the Dado Bier brand, which belongs to a regional producer in the South of Brazil (for further information on this matter see "Background on the Company--Brazilian Antitrust Approval").

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

          Pricing

          Since the Brazilian government deregulated beer prices in 1990, our pricing has generally been based upon a suggested retail price issued periodically by our headquarters. The final selling price in each of our nine market regions is based on the suggested price, and takes into account local taxes and competitive pressures. See "--Brazilian Beverage Industry Overview-- The Brazilian Beer Market--Pricing". Actual prices are reported daily through our information network, so that the corporate staff is able to monitor discount levels and detect market trends. When determining the suggested price, we consider many factors, each of which varies importance from time to time. These factors include general economic conditions, regional taxes, the success and profitability of our various product presentations, the prices of its competitors, the effects of inflation and the level of its costs. We work continuously with the owners of our points of sale to achieve competitive consumer prices. Most of our salesforce work with handheld computers, equipped with a sales algorithm, which enables them to set optimal retail prices. There is currently no regulation of wholesale or retail beer or soft drink prices in Brazil.

          Sales of our products are not dependent upon any single customer. Our largest customer accounted for less than 3% of our total net sales in 2003.

          Advertising and Promotional Activity.

          We advertise and promote our products through television and other media advertising campaigns, including billboards, and through the sponsorship of recreational events. In addition, we engage in various point-of-sale promotions, such as end-aisle displays and special contests, aimed at enhancing consumer preference for our brands. In certain competitively key outlets, we provide our point of sales establishments with branded furniture featuring our products' logos and distinctive color schemes, and, where competitively appropriate, promotional banners and posters advertising the pricing of our products at that establishment. These programs allow us to gain visual dominance of particular points of sale, strengthening our brand and encouraging customers to purchase our products.

          On May 24, 2001, we signed an agreement with the Brazilian Soccer Federation, or the CBF, for sponsorship of the Brazilian national soccer team. We have chosen Guarana Antarctica as the soft drink brand to initiate our sponsorship campaign. The Guarana Antarctica brand logo is displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, we may also run other promotions, use illustrated cans, distribute points-of-sale merchandising materials and implement advertising campaigns, which may be extended to our entire beverage portfolio. We will pay the CBF a minimum of U.S.$10 million annually for 18 years. The amount payable by us may increase by up to double the minimum amount based on bonus format on the performance of our proprietary soft drink market share.

          A key marketing initiative has been the introduction into the Brazilian market of our custom-made beer refrigerators for use in points of sale focusing on on-premise consumption, especially designed and built to chill beer at the optimal temperature for consumption in Brazil. Before these refrigerators were introduced to the points of sale, most beer in Brazil was presented to consumers in refrigerators designed to chill soft drinks. Our special refrigerators, decorated to maximize the visual impact of our Brahma, Skol, Antarctica and Bohemia brands, chill our beer products to sub-zero (centigrade) temperatures, which market research has shown to be consumers' preferred temperature, and have shown a positive impact on sales volumes at their locations. As of December 31, 2003, we had installed 186,500 refrigerators in key locations throughout the country. We plan to install significantly more sub-zero coolers at our point of sales.

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

          Until July 1999, when Brahma and Antarctica came under our common control, the Brazilian beer market had three major producers: Brahma, which was the market leader through its Brahma and Skol brands, followed by Antarctica, owner of the Antarctica Pilsen and Bavaria Pilsen brands (the latter of which we sold to Molson Inc. ("Molson") in December 2000 pursuant to our performance agreement with CADE; for further information on this matter see "Background on the Company--Brazilian Antitrust Approval"), and Cervejarias Kaiser Brasil Ltda. ("Kaiser"), owner of the Kaiser Pilsen brand (which was sold to Molson in March 2002).

          In December 2002, the three largest beer producers in Brazil were, respectively, AmBev, Molson (which owns Kaiser and Bavaria) and Grupo Schincariol ("Schincariol"). However, during the second half of 2003, Schincariol relaunched its core brand under the name of "Nova Schin" through a promotional campaign that significantly increased its market share. As a result, Schincariol is now the second largest brewer in Brazil, ahead of Molson.

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

          Molson entered the Brazilian beer market in 2000 through the purchase of the Bavaria brand and related assets from us. See "Background on the Company--Brazilian Antitrust Approval". The Bavaria brand held approximately 2.6% of the Brazilian beer market by volume as of December 31, 2003, according to ACNielsen. Molson's purchase of Kaiser has made it one of our largest competitors. Kaiser was a joint venture created in 1982 by Heineken N.V. ("Heineken"), the Coca-Cola Company and 18 Brazilian Coca-Cola bottlers. Molson's current beer portfolio includes Bavaria Pilsen, Bavaria Premium, Bavaria Sem Alcool, Kaiser Pilsen, Kaiser Bock, Kaiser Gold, Kaiser Summer Draft, Heineken and Xingu. Generally, Molson's beer prices are lower than ours in comparable market segments. Given Molson's financial soundness, plus the support of both Heineken and Coca-Cola bottlers, we expect Molson to remain a significant competitor in Brazil. As of December 2003, Molson held approximately 12.0% of volume market share in the Brazilian beer market, according to ACNielsen.

          Schincariol is a brewer which originated in the Brazilian state of Sao Paulo and currently has operations across the principal regions of Brazil. Its products are generally priced at a significant discount to ours. In 2002, Schincariol launched two new brands, Primus and Glacial, which have small market shares. In 2003, Schincariol relaunched its core brand under the name of Nova Schin, and through a successful advertising campaign was able to substantially increase its market share, overtaking Molson as the second largest brewer in Brazil. In May 2004, Schincariol filed a complaint with CADE challenging the Interbrew-AmBev Transactions as being anti-competitive. For further information, see "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings".

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

          Our largest competitor in the Venezuelan beer market is Empresas Polar, which held 69.0% of the market as of March 2004, according to our estimates.

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

          In order to benefit from certain corporate taxation incentives between Argentina and Chile, we have structured the holding in Quinsa through two Chilean registered companies, Lambic Chile S.A. and Hohneck Chile S.A. Please refer to "--The Operations Structure at AmBev--Organizational Structure".

          The acquisition of Quinsa was approved with certain restrictions by the Comision Nacionale de Defensa de la Competencia (Argentine National Commission for the protection of Competition - "CNDC").

          A summary of the principal restrictions imposed by the CNDC is as follows:

          Quinsa and AmBev (the "Parties") are required to dispose of the brands Bieckert, Palermo, Imperial and Norte, as well the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean Market (the "Purchaser").

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

          The results and financial position of Quinsa were consolidated proportionately in our Brazilian GAAP consolidated financial statements as from January 31, 2003. For further information on the impact of this on our business, please see "Operating and Financial Review and Prospects-- Accounting Aspects of the Quinsa Transaction".

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

          Pepsi

          In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. In December 2001 we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. The Gatorade agreement has been submitted for the review of CADE. The antitrust authorities have issued a preliminary opinion for the approval of the transaction with no restrictions and we are currently awaiting a final decision from CADE. See "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings--Joint Ventures and Alliances". Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years' prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

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

          ETCO

          On December 30, 2002, AmBev, Souza Cruz, Coca-Cola, and Sindicato Nacional dos Distribuidores de Combustiveis (Sindicom), among other Brazilian non-governmental entities, formed the Brazilian Institute for Ethical Competition (ETCO - Instituto Brasileiro de Etica Concorrencial). The main purpose of this non-profit organization is to fight tax evasion and illegal commerce. ETCO focuses on informing the public about unfair market practices, supporting governmental and non-governmental entities and proposing regulation regarding this subject. AmBev has also engaged in helping federal and state governments to fight tax evasion. The main initiative taken by AmBev, and supported by ETCO, was the request to have the government require the mandatory installation of flow meters in all Brazilian beer and soft drink factories.

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

          Antarctica Polar

          As of November 1, 2001, we had acquired outstanding minority interests in Industria de Bebidas Antarctica Polar ("Polar") amounting to R$98.4 million through a series of share repurchases that began in April 2001. These share repurchases increased our ownership in Polar to 98.1% of the voting capital and 97.4% of the total capital. On August 20, 2002, the remaining shares of Polar that we did not already own were redeemed for R$6.8 million, which increased AmBev's ownership interest in Polar to 100%. On August 30, 2002 Polar was merged into CBB.

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

          Miranda Correa

          In July of 2002, CBB increased its interest in Miranda Correa, a beer company in the state of Amazonas, from 60.79% to 99.41%. CBB paid R$1.00 per share including goodwill of R$5.5 million. In 2000, certain assets relating to the Bavaria brand owned by Miranda Correa were transferred to Bavaria S.A. ("Bavaria"). On November 6, 2000, we entered into an agreement providing for the sale of Bavaria to Molson Inc.; Miranda Correa, which owned one of the plants sold to Molson, received 5.8% of the proceeds from the sale of Bavaria; for further information on this matter see "Background on the Company--Brazilian Antitrust Approval".

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

          Embotelladora Dominicana CXA ("Embodom")

          On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic, in order to jointly produce and market beer and soft drinks in the Dominican Republic. AmBev agreed to pay R$204.9 million for 51% of Embodom's total capital. In addition, AmBev expects to build a beer plant in the region of Santo Domingo, which will be contributed to Embodom in exchange for additional shares that will raise AmBev's stake in Embodom to 66%.


          Other restructuring transactions

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

          For information on our production facilities, see "--Property, Plant and Equipment".

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

          We also own and operate four malt plants, one of which is in Brazil (Maltaria Navegantes), one in Argentina (Malteria Pampa S.A.) and two in Uruguay (Malteria Uruguay S.A. and Cympay S.A.); one concentrate plant; one crown cap production facility; 490 hectares of agricultural land, which we use for Guarana production and research (see more details under "--Research & Development and Knowledge Management") and; three barley-growing facilities.

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

Curitibana, Parana                                                Soft drinks
Contagem, Minas Gerais                                            Soft drinks
Jundiai, Sao Paulo                                                Soft drinks
Sapucaia, Rio Grande do Sul                                       Soft drinks

Manaus, Amazonas                                                  Crown Cap
Manaus, Amazonas                                                  Concentrate
Maltaria Navegantes-Porto Alegre                                  Malt

INTERNATIONAL:

PLANT                                                             TYPE OF PLANT
------                                                            -------------
CACN, Venezuela                                                   Beer
Cerveceria Rio, Guatemala                                         Beer
Cerveceria Suramericana, Ecuador                                  Beer

Lima, Peru                                                        Soft Drinks
Sullana, Peru                                                     Soft Drinks
Barranca, Peru                                                    Soft Drinks
Embodom, Dominican Republic                                       Soft Drinks

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

          It is also the responsibility of the Corporate Engineering Center to manage AmBev's relationships with its technology partners such as consulting experts and world leading brewers. For instance, we take advantage of our business relations with PepsiCo, Miller and Carlsberg to exchange information regarding production technology and processes. We are already engaging in benchmarking and sharing of "best practices" with Quinsa. In addition, we expect our relationship with Interbrew to provide opportunities to achieve improvements in productivity.


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

          Notwithstanding the foregoing, initiatives to implement more stringent regulation on the production and marketing of alcoholic beverages have been increasing. Recently, representatives in Congress have started new discussions on the limitation of sale and marketing of alcoholic beverages. Most of the proposed regulations intend to reduce the consumption of alcohol and the easy access to alcoholic beverages by the young population, by placing new restrictions on the marketing and sale of alcoholic beverages, such as restrictions relating to the direct association of alcoholic beverages with sports (including the financial support of competitions, sport teams and athletes) and the inclusion of warnings to consumers that consuming alcoholic beverages can be harmful to their health in advertisements.

          Environmental matters

          We are subject to federal, state and local laws and regulations in Argentina, Brazil, the Dominican Republic, Ecuador, Guatemala, Peru, Venezuela and Uruguay relating to pollution and the protection of the environment. These laws regulate, among other things, air and effluent emissions and require our facilities to conform to environmental standards. Administrative, criminal and civil penalties may be imposed for non-compliance with environmental laws. According to Brazilian legislation, administrative fines for non-compliance with environmental laws range from R$500.0 to R$50.0 million.

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

          Under U.S. GAAP, net goodwill was R$253.5 million and R$249.5 million at December 31, 2003 and 2002, respectively. SFAS No. 142, "Goodwill and Other Intangible Assets," became effective for acquisitions after June 30, 2001. This standard requires that goodwill no longer be amortized but tested annually for impairment, and we therefore ceased to amortize goodwill as from January 1, 2002. The amortization expense under U.S. GAAP related to goodwill for the year ended December 31, 2001 was R$35.8 million and was nil for the years ended December 31, 2002 and December 31, 2003. Our intangible assets with definite useful lives continue to be amortized over the estimated useful lives of these assets.

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

          EMPLOYEE BENEFITS AND THE CONSOLIDATION OF THE FAHZ

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

             LEGAL CONTINGENCIES

          We are currently involved in certain legal proceedings, as discussed in "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings". In the future, management may make decisions which impact the structure, operations, and staffing of the company, which may result in further claims. Fundamental changes in economic conditions may also result in similar restructuring strategies. We have recorded liabilities on pending litigation based on estimates of the amounts and the range of the losses. Unless impacted by changes in accounting standards and practices, we intend to continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. However, our assumptions and estimates may change in the future based on our assessment of any given situation, which may result in changes in future provisioning for legal claims.

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

          o The FAHZ, which provides medical, dental, educational and social assistance to current and former employees, has been consolidated for the purposes of U.S. GAAP to reflect the significant influence that we exert over the investment decisions of the FAHZ, in recognition that the benefits provided are almost exclusively to our current and former employees. Under Brazilian GAAP, we have not consolidated the FAHZ. See "--Critical Accounting Policies--Employee Benefits and the Consolidation of the FAHZ";

          o Under Brazilian GAAP, certain contractual tax related assets arising from the Pepsi transaction in 1997 were recognized in 2003 when probability of recovery was assured; for purposes of U.S. GAAP in 2002 when realization was considered more likely than not, we reversed a tax valuation allowance benefitting earnings as most of the intangible assets in respect of the Pepsi transaction had been amortized;

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

          o There are a number of expenses and charges which can be capitalized and deferred under Brazilian GAAP, which are expensed under U.S. GAAP; and

          o Under Brazilian GAAP, certain derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. As these transactions do not meet the requirements to qualify for hedge accounting under SFAS No. 133, unrealized gains are recorded in our results of operations under U.S. GAAP.

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

ACCOUNTING ASPECTS OF THE QUINSA TRANSACTION


          On January 31, 2003, we consummated the acquisition of a 40.475% initial economic interest in Quinsa. See "Information on the Company--AmBev Business Overview--Acquisition of Interest in Quinsa."

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

          On January 31, 2003 we acquired 37.5% of the total capital of Quinsa from BAC and Quinsa and 8.6% of the shares of QIB from Heineken International Beheer B.V.C. ("Heineken"). Quinsa owned at that time 85.0% of QIB. As a result, at January 31, 2003, we had a total 40.475% economic interest in Quinsa. During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market, increasing our total economic interest in Quinsa to 47.99% at December 31, 2003. As Quinsa has repurchased some of its own shares during 2004, our economic interest increased to 50.97% as of May 2004. For further details on the acquisition, the business of Quinsa and anti-trust matters, refer to "Information on the Company--AmBev Business Overview-- Acquisition of Interest in Quinsa." For purposes of Brazilian GAAP, beginning on January 31, 2003, Quinsa is proportionally consolidated in our financial statements.

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

          As of December 31, 2003, we reclassified US$4.2 million of Quinsa's long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities. See "--Liquidity and Capital Resources--Long-term Debt."

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

          Cerveceria SurAmericana (Cervesursa)

          In December 2003, we acquired 80% of the capital of Cervesura, located in Ecuador, for a total consideration of R$105.6 million, resulting in negative goodwill of R$18.5 million.

          Astra

          During the months of June and July 2002, CBB, a wholly-owned subsidiary of AmBev, increased its participation in the total capital of Astra from 73.1% to 93.6%, through the purchase of Aguia S.A.'s stake in Astra. Through 2002, CBB purchased shares from minority shareholders and increased its participation in the total capital of Astra to 96.7%. The 2002 stock purchase consideration totaled R$128.5 million, including R$94.3 million of goodwill. During 2003, Astra was merged into CBB as part of our tax planning strategy, and a goodwill totaling R$146.3 million was reclassified to deferred charges for purposes of Brazilian GAAP. No such reclassification was made under U.S. GAAP.

          IBANN

          On November 1, 2001, the shareholders of AmBev and the minority shareholders of IBANN, a subsidiary of CBB (and a former Antarctica subsidiary), consummated a share exchange and approved the acquisition of the remaining interest (35.0%) in IBANN by AmBev. AmBev issued 526,210,199 shares, of which 96,712,635 were common shares and 429,497,564 were preferred shares in exchange for 17.1% and 45.4% of the common and preferred shares the minorities held in IBANN, and recorded a capital increase of R$298.3 million. On December 10, 2001, we announced that we would pay R$242.2 million to the minority shareholders of IBANN who exercised their appraisal rights in lieu of accepting the share exchange. Under Brazilian GAAP, we accounted for this as a separate transaction, in effect a share buy-back, and recorded it as an increase in treasury shares. Under Brazilian GAAP, no goodwill was recognized on this transaction, although a capital gain of R$18.2 million was recognized in the statement of operations to reflect the difference in the net book value of the assets pertaining to the minority shareholders and the appraised book value calculated in the previous three months. For the purposes of U.S. GAAP, we believe that this transaction was inseparable from the acquisition itself and that the capital paid to IBANN minority shareholders was part of the consideration for the purchase.

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

          Pepsi

          In 1997, we acquired the Pepsi bottlers in southern and southeastern Brazil and the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil. Under Brazilian GAAP, the shareholders' equity of these bottlers at the date of acquisition was zero, and since we paid a nominal amount for the business, no goodwill was recognized. Under U.S. GAAP, however, the acquisition gave rise to R$43.8 million of goodwill as of December 31, 1997 (which was being amortized over a 10-year period). In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See "Information on the Company--AmBev Business Overview--Our Products and Brands".


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

          o Our working capital needs increase. Under our direct distribution system, we extend limited credit to some points of sale, based on market rates with terms ranging from two to twenty-one days. Accordingly, as we increase direct distribution to the points of sale, our receivables increase.

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

          TAXES ON INCOME

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

          Under U.S. GAAP, we recorded a benefit of R$148.0 million in 2002 corresponding to 80% of the current value of tax loss carry-forwards acquired at the time of the Pepsi transaction in 1997 which had been subject to certain restrictions through October 2002. Under Brazilian GAAP, which uses a different measurement criterion, this Pepsi tax asset was recorded as a credit to results in 2003.

          TAX LOSSES AVAILABLE FOR OFFSET

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

          TAXES ON SALES--RECOGNITION OF BENEFIT

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

          BEER BRAZIL. Net sales of beer in Brazil increased by 10.2% for the year ended December 31, 2003 to R$6,114.6 million from R$5,546.4 million in the same period in 2002, despite a 4.7% decrease in volumes sold as a result of a 2.1% decline in the Brazilian beer market, according to ACNielsen, and a lower weighted average market share in the period (67.3% in the year ended December 31, 2003 compared to 68.4% in the same period in 2002). Net sales per hectoliter increased by 15.7% to R$110.7 in 2003 from R$95.6 in 2002, mainly as a result of our revenue management initiatives, better brand mix, higher volumes sold through our direct distribution network and a price realignment implemented in June/July 2003. During the year, consumer prices for our main brands remained in line with inflation. Other reasons for the growth in net sales per hectoliter of Brazilian beer include: (i) the launch of new super premium brands such as Bohemia Dark, Bohemia Weiss and Brahma Light; (ii) the revitalization of our super premium brand Original; and (iii) further initiatives in sales force training to help standardize and improve point of sale execution.

          CSD&NANC. Net sales increased by 8.4% for the year ended December 31, 2003 to R$1,332.1 million from R$1,228.9 million in the same period in 2002. In the carbonated soft drink division (CSD), net sales increased by 9.9% for the year ended December 31, 2003 to R$1,205.1 million from R$1,096.3 million in the same period in 2002, primarily as a result of 13.1% higher net revenues per hectoliter combined with a 2.8% decrease in volumes sold. Although total soft drink volumes sold decreased by 2.8%, our core portfolio - Guarana Antarctica and Pepsi - volumes sold increased by 5.3% in 2003 reflecting our strategy to focus on high margin brands, as well as the introduction of Pepsi Twist in a two liter PET bottle package. Net sales per hectoliter for soft drinks increased by 13.1% for the year ended December 31, 2003 to R$68.1 in 2003 from R$60.2 in the same period in 2002, mainly as a result of better brand mix (the percentage of our core portfolio in total volumes sold increased to 84.7% from 78.2%), higher volumes sold through our direct distribution network and price initiatives implemented during 2003. A higher percentage of PET bottles in the packaging mix contributed to partially offset the gains in net sales per hectoliter described above.

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

          OTHER PRODUCTS. Net sales increased by 24.2% for the year ended December 31, 2003 to R$190.9 million from R$153.7 million in the same period in 2002, primarily as a result of higher malt and by-products volumes sold to third parties.

          INTERNATIONAL OPERATIONS

          Net sales increased by 164.0% for the year ended December 31, 2003, to R$1,046.1 million from R$396.3 million in the same period in 2002, primarily as a consequence of an adequate combination of strategic alliances, joint ventures, greenfield projects and acquisitions, which allowed us to expand our operations into most of South America and to initiate operations in the Central America region. On January 31, 2003 we completed the acquisition of our interest in Quinsa, initially obtaining an economic interest of 40.475%. During the course of 2003, we acquired an additional 12.0 million Quinsa Class B shares through open market purchases, increasing our economic interest in Quinsa to over 50% by the end of the year. In 2003, Quinsa contributed net sales of R$773.7 million, or 74.0% of our International Operations' net sales. In September 2003, we initiated our operations in the Guatemalan beer market through our joint venture with the local Pepsi bottler, The Central America Bottling Corporation (CabCorp). Our Guatemalan operations contributed a net sales of R$22.0 million in 2003. In November 2003, we acquired various assets from Embotelladora Rivera in Peru, including PepsiCo's franchise agreement for Northern Peru and Lima, as well as two soft drink plants in Peru and some sales and distribution assets in Lima. Our Peruvian assets contributed net sales of R$23.6 million in 2003. Finally, in December 2003, we acquired Cerveceria SurAmericana, the second largest brewer in Ecuador.

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

          Provisions for contingencies

          Net provisions for contingencies charged to the statement of operations amounted to R$187.9 million for the year ended December 31, 2003, compared to R$123.7 million charged in the same period in 2002. Provisions for contingencies with respect to Brazilian Operations were R$231.8 million in 2003, mainly comprised of: (i) R$104.9 million for labor provisions; (ii) R$77.4 million for ICMS tax credit with respect to purchases of property, plant and equipment prior to 1996, which are under dispute; (iii) R$35.2 million related to a dispute regarding whether financial income is subject to PIS/COFINS tax; and (iv) a provision of R$9.7 million related to the termination of certain third-party distributor distribution agreements.

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


[2]  Under Brazilian GAAP, operating net financial expense.



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

          The following tables set forth our net debt consolidated position as of December 31, 2003, 2002 and 2001:



                                                             NET DEBT CONSOLIDATED POSITION
                                                ----------------------------------------------------------
                                                            2003                           2002
                                                ----------------------------   ---------------------------
                                                LC(1)     FC(2)      TOTAL      LC(1)     FC(2)      TOTAL
                                              -------    -------    -------    ------   -------   --------
                                                                    (R$ in millions)
Short-term debt(3)..................            262.0    1,714.1    1,976.1    269.1      338.3      607.4
Long-term debt......................            639.5    3,364.8    4,004.3    719.0    3,160.3    3,879.3
TOTAL...............................            901.5    5,078.9    5,980.4    988.0    3,498.6    4,486.7

Cash and cash equivalents and
   short-term investments...........                                ----------                    --------
                                                                    2,690.0                        3,290.0
Net debt............................                                3,290.4                        1,196.7

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

                                                            LESS
                                                            THAN 1       1-3       3-5     MORE THAN
      CONTRACTUAL OBLIGATIONS                     TOTAL      YEAR       YEARS     YEARS     5 YEARS
---------------------------------------------- ---------- ---------- ---------- ---------- ----------
                                                        (in millions of Reais)
Long-term debt................................   5,431.7    1,427.6      623.4     302.8    3,077.9
Sales tax deferrals...........................     396.0      161.8      103.9     130.3          -
Capital expenditure commitments                    100.0      100.0
Aluminum procurements........................    3,300.0    1,100.0    2,200.0
Plastic procurements..........................     196.0       98.0       98.0
                                                ---------- ---------- ---------- ---------- ----------
  Total contractual cash commitments..........   9,423.7    2,887.4    3,025.3    433.10    3,077.9


The above table does not reflect contractual commitments discussed in "Off-
Balance Sheet Arrangements"

          Pursuant to the agreement with BAC relating to the Quinsa Class A Shares, AmBev has a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by AmBev beginning in April 2009 and in April of each year thereafter. Conversely, BAC has a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, which may be exercised by BAC beginning in April 2003 and in April of each year thereafter. The put option held by BAC is immediately exercisable upon a change of control of AmBev occurring prior to January 31, 2006, and will be deemed exercised in the event of a change of control of AmBev occurring after that date. Accordingly, BAC may seek to exercise the put option in connection with the consummation of the Interbrew-AmBev Transactions. See "Information on the Company--Acquisition of Interest in Quinsa". The price of the shares will be calculated based on the EBITDA of both AmBev and Quinsa at the time of exchange. Even though the put and call options are not considered a commitment on our part, either we or BAC may decide to exercise them in the future.

          We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. As discussed in "Operating and Financial Review and Prospects--Critical Accounting Policies--Contingencies--Unrecognized exposures", these have been estimated at R$1,266.6 million but are not considered commitments.

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

OFF-BALANCE SHEET ARRANGEMENTS

          We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

          o Future committed capital expenditures of R$100.0 million, which have been disclosed in "--Liquidity and Capital Resources --Commitments and contingencies";

          o The FAHZ. As described in "--Critical Accounting Policies", for the purposes of Brazilian GAAP, we do not consolidate the assets and liabilities of the FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation for Brazilian GAAP, the remaining assets and liabilities are off-balance sheet for the purposes of Brazilian GAAP financial statements. See note 14 (c) of the financial statements for more information;

          o We have a number of derivatives that we manage to mitigate our exposure to risk, as disclosed in "Quantitative and Qualitative Disclosures about Market Risk". The nominal value of open derivatives contracts (both assets and liabilities) at December 31, 2003 is R$6,379.7 million;

          o Packaging purchase contracts. We have included details of our contract commitments not currently held on balance sheet with regard to raw material purchase contracts in "--Commitments and Contingencies". This includes commitments to purchase R$196.0 million of plastic and R$2,300.0 million of aluminum over the following three years;

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

          CARLOS ALVES DE BRITO. Mr. Brito is the Chief Executive Officer of AmBev. He served as Chief Operating Officer of AmBev from 2000 to 2003. He joined Brahma in 1989 and has held various management positions during his tenure. Mr. Brito holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an M.B.A. from Stanford University. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, Sao Paulo, Brazil.

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

          FISCAL COMMITTEE

          At AmBev's Annual and Extraordinary Shareholders' Meeting held on April 28, 2004, the re-appointment of a Fiscal Committee was approved by present shareholders for the fiscal year 2004. The members of the Fiscal Committee will remain in office until the next annual shareholders' meeting which will deliberate on the financial statements of the fiscal year ended December 31, 2004. Although AmBev's Fiscal Committee is not permanent, shareholders have been approving the re-appointment of Fiscal Committees for each fiscal year since AmBev's first Annual Shareholders' Meeting in 2000, which occurred promptly after CADE approved the combination of Antartica and Brahma to form AmBev. Both Brahma and Antarctica had fiscal committees similar to AmBev's.

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

          The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains its short-term competitiveness. Also, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising the Company's long-term growth, while ensuring that AmBev's corporate values are practiced and known.

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

COMPENSATION

          The aggregate remuneration of all members of the Board of Directors and senior management of AmBev in 2003 for services in all capacities amounted to R$5.9 million, including variable pay (bonuses). The members of the Board of Directors and senior management received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the FAHZ and, prior to this the Brahma Welfare Foundation. The Board of Directors and AmBev's senior management also receive benefits pursuant to AmBev's pension, profit sharing plan, and share purchase plan. For a description of these plans see below.

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
                                                          -------------------
                                                                 18,890
                                                          ===================


          TRAINING.

          In 1995, Brahma created the "Brahma University" (now "AmBev University") to train and enhance our employees' performance, and the performance of our distributors' employees. In 2003, the AmBev University provided specific training for 1,579 employees and its distributors, totaling 6,788 hours of training. At the management level, AmBev's senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. Together with the Brazilian beer producers' association, Sindicerv, AmBev also has established a training school at Vassouras, near Rio de Janeiro, which includes a micro brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Domens Academie in Munich, Germany, where its personnel responsible for beer production are introduced to new worldwide technologies and are able to visit other brewers and equipment suppliers.

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

          HEALTH AND SEVERANCE BENEFITS.

          In addition to wages, AmBev's employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev's employees consist of benefits provided both by AmBev directly and by AmBev through the FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate law and AmBev's bylaws, to support the FAHZ. As part of the process of merging the Brahma Welfare and FAHZ (see "Major Shareholders and Related Party Transactions--Major Shareholders"), an actuarial evaluation was carried out to determine the level of contributions required to be made to the FAHZ to provide benefits to all employees compatible with those formerly provided by the Brahma Welfare Foundation.

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

(1) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP. Mr. Telles owns indirectly 18.82% of the voting capital of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement. See "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement". Mr. Telles is also a trustee of the FAHZ. For information regarding the shareholdings of the FAHZ, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev's Major Shareholders".

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

(5) Mr. Gracioso is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev's Major Shareholders".

(6) Mr. Gusmao is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev's Major Shareholders".

(7) Does not include 4,214,345,035 common shares owned by Braco Investimentos S.A. and 4,039,568,225 common shares owned by ECAP. Mr. Motta is an executive officer of Braco Investimentos S.A. and ECAP.

(8) Mr. Miguel is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev's Major Shareholders".

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

          NOMINATING/CORPORATE GOVERNANCE AND COMPENSATION COMMITTEES

          NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. "Controlled companies" such as AmBev need not comply with this requirement.

          In addition, we are not required under Brazilian law to have, and accordingly we do not have, a nominating committee, corporate governance committee or compensation committee. Currently, all of our directors are nominated by our controlling shareholders. The role of the corporate governance committee is generally performed by either our board of directors or our senior management. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of the company's directors and executive officers, including benefits and allowances at a general shareholder's meeting.

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

          We have a constantly updated investor relations website. We also host quarterly conference calls with investors which are broadcast live through the internet and have prepared a manual for disclosure and information use and the policies for negotiating securities, which is also available at our website.

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

CONTROL

          AmBev is controlled by Braco Investimentos S.A., ECAP and the FAHZ, which own in the aggregate 77.08% of AmBev's common shares outstanding. In addition, Braco Investimentos S.A., ECAP and the FAHZ, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders' agreement relating to AmBev. See "--AmBev Shareholders' Agreement". As of May 31, 2004, FAHZ owns 24.27% of the common shares outstanding of AmBev. Braco Investimentos S.A. and ECAP collectively own 52.80% of the common shares outstanding of AmBev. Braco Investimentos S.A. owns 99.74% of the voting shares of ECAP. Braco Investimentos S.A. is an investment company, substantially all the assets of which consist of the shares of AmBev and ECAP previously held by Braco S.A.

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

AMBEV'S MAJOR SHAREHOLDERS

          The following table sets forth information as of May 31, 2004 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev's outstanding shares:


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

(6) Does not include 8,253,913,260 common shares owned by Braco Investimentos S.A. and ECAP. Mr. Lemann currently indirectly owns approximately 42.12% of the voting shares and total capital stock of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

(7) Does not include 8,253,913,260 common shares owned by Braco Investimentos S.A. and ECAP. Mr. Sicupira currently indirectly owns approximately 15.17% of the voting shares and total capital stock of Braco Investimentos S.A., which, in turn, owns 99.74% of the voting shares of ECAP, and is also an intervening party to the AmBev shareholders' agreement.

          For a description of the Company's major shareholders' voting rights, see "--AmBev Shareholders' Agreement".

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

          Although the warrants expired in April 2003 without being exercised, the criteria to be used in the calculation of the strike price of the warrants is being disputed by a number of holders of warrants in the courts of Sao Paulo and Rio de Janeiro. These proceedings may yet result in the issuance of shares pursuant to the warrants. See "Financial Information--Consolidated Financial Statements and Other Information--Legal Proceedings--Options and Warrants".



AMBEV SHAREHOLDERS' AGREEMENT

          On July 1, 1999 FAHZ, Braco S.A. and ECAP, as well as AmBev and Messrs. Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, entered into a shareholders agreement (the "AmBev Shareholders' Agreement") with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries (including Brahma and Antarctica), among other matters.

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

          Due to the changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital and preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) holding at least 10% of the company's total capital may elect one member of the Board of Directors and its alternate member. Additionally, if neither the minority shareholders nor the preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) do not achieve such percentages as mentioned above, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of the company's total capital. In order to exercise these rights, any of these shareholders must prove that it has uninterruptedly held the corresponding shares for at least three months prior to the respective shareholders' meeting.

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

          Each of FAHZ, Braco Investimentos S.A. and ECAP has agreed to exercise its voting rights in the shareholders' meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. The FAHZ, Braco Investimentos S.A. and ECAP will agree on the method of casting their votes in order to accomplish this purpose in the event of the adoption of a cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

          The AmBev Shareholders' Agreement establishes that the shareholders may, by consensus, establish committees within the AmBev's board of directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Audit Committee, the Consulting Committee, the Executive Committee, the Financial Committee and the Fiscal Committee have already been created. See "Directors, Senior Management and Employees--Board Practices and Corporate Governance".

          The AmBev Shareholders' Agreement provides that AmBev will have one Chief Executive Officer (Director General) and Officers with no specific designation to be elected by AmBev's Board of Directors.

         Preliminary Meetings and Exercise of Voting Rights.

          On matters submitted to a vote of the shareholders or their representatives in the boards of directors of AmBev or its subsidiaries, FAHZ, Braco Investimentos S.A. and ECAP have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. Law No. 10,303/01 recognizes the shareholders' agreement as the appropriate instrument to determine how power should be exercised by the controlling shareholders. In order to reach such a consensus (except with respect to the election of Board members, which is subject to specific rules), the AmBev Shareholders' Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders' meeting.

          If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is constituted of Braco Investimentos S.A. and ECAP. However, this rule does not apply in connection with the election of members of boards of directors, as described above under "Management of AmBev", and with respect to fundamental matters which require unanimous approval by FAHZ, Braco Investimentos S.A. and ECAP, as follows:

          o any amendment to the bylaws of AmBev and/or any of its subsidiaries with the purpose of amending: (i) the corporate purposes, (ii) the term of duration, and/or (iii) the composition, powers and duties of the management bodies;

          o approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of the company foreseen for the same fiscal year;

          o designation, dismissal and substitution of the Chief Executive Officer of AmBev;

          o approval of or amendment to the renumeration policy for the Board of Directors and of the executive board of AmBev as well as of its subsidiaries;

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

          o amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving AmBev and/or any of its subsidiaries, in the latter case (a) when such operation involves a company that is not a subsidiary, directly or indirectly, of AmBev and (b) provided that the transaction in question results in the reduction in the average dividend paid by AmBev in the past five years, adjusted by the IGP-M published by Fundacao Getulio Vargas as of the date of payment;

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

         Transfer of Shares

          The AmBev Shareholders' Agreement contains the following provisions concerning the transfer of shares:

          o FAHZ, Braco Investimentos S.A. and ECAP have agreed (i) not to dispose, directly or indirectly, of their shares, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the AmBev Shareholders Agreement, during the term of the agreement, and
               (ii) not to create any type of encumbrance on its shares, in both cases, without the prior written consent of FAHZ, in the case of Braco Investimentos S.A. and ECAP, and without the prior written consent of Braco Investimentos S.A. and ECAP, in the case of FAHZ;

          o In the event that the shares of AmBev owned by FAHZ on one hand, and Braco Investimentos S.A. and ECAP, on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the AmBev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the AmBev shares and the obligations in respect of such restriction.

          o If any of FAHZ, on one hand, and Braco Investimentos S.A. and ECAP, together on the other hand, intends to dispose of subscription rights corresponding to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

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

Pursuant to the AmBev Share Transfer Agreement, among other things, (i) BAC has agreed not to transfer any common shares of AmBev held by BAC, except for transfers to affiliates or family members ("Permitted Transferees"), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted Braco S.A. and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to Braco S.A. and ECAP, (iii) Braco S.A. and ECAP have granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as Braco S.A. and ECAP in connection with any sale by Braco S.A. and ECAP of more than 50% of the AmBev shares held by Braco S.A. and ECAP to a third person or any sale of a majority of the outstanding shares of Braco and ECAP (for the implications of such tag-along rights for the Interbrew-AmBev Transactions see "Background on the Company--Recent Developments--Interbrew-AmBev Transactions--Contribution and Subscription Agreement--BAC Tag-Along Right", (iv) BAC and its Permitted Transferees have granted Braco S.A. and/or ECAP drag-along rights pursuant to which in the event that Braco S.A. or ECAP propose to sell in a bona fide arm's-length sale more than 50% of their common shares of AmBev to any unaffiliated third party, Braco S.A. and ECAP have the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by Braco and ECAP, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian corporation law. Pursuant to the AmBev Governance
     Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the options under the Stock Purchase Agreement and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the options, certain matters will not be approved by the shareholders meeting or the board of directors of AmBev without the vote of BAC.


                          RELATED PARTY TRANSACTIONS

MATERIAL RELATED PARTY TRANSACTIONS

          We engage in the purchase and sale of raw material with affiliated entities, which are eliminated on consolidation in our financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in note 2 (b) to our financial statements.

          AmBev has entered into an agreement with FAHZ for the purchase of certain labels for the beer packaging. FAHZ, as described in "Operating and Financial Review and Prospects--Critical Accounting policies", provides medical, dental and social assistance to current and former employees and their dependents. FAHZ owned 24.1% of AmBev's voting shares and 10.9% of our total shares on December 31, 2003. FAHZ is not consolidated in our Brazilian GAAP financial statements. During the year ended December 31, 2003, we purchased labels on an arm's-length basis with a value of R$25.3 million from the FAHZ.

          The Company financed in the past its employees' purchases of shares pursuant to AmBev's stock ownership plan. See "Directors, Senior Management and Employees--Employees--Stock Ownership Plan". Such financing option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, the previous stock ownership plans provide for such extensions of credit, even though none have been requested to date.

          We have entered into a variety of agreements with Quinsa and BAC, Quinsa's controlling shareholder, relating to the acquisition of our interest in Quinsa. See "Information on the Company--Acquisition of Interest in Quinsa".

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

          CIVIL CLAIMS

          As of March 31, 2004 we had 3,261 civil claims pending, including distributors and product related claims. We are the plaintiff in 1,334 and the defendant in 1,927 of these claims, respectively. We have established provisions in the amount of R$100.3 million as of December 31, 2003 in connection with civil claims in which we believe there is a probable chance of loss.

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

          OPTIONS AND WARRANTS

          In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. See "Major Shareholders and Related Party Transactions--Major Shareholders--Options and Warrants". On April 17, 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM's final decision, some of the warrant holders filed separate lawsuits before the courts of Sao Paulo and Rio de Janeiro seeking to reverse the CVM's decision.

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

          On May 29, 2001 (ruling published on June 11, 2001) an arbitration session of the Court of Appeals ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final ruling, the taxpayers described in the immediately preceding paragraph are likely to prevail.

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

          On May 17, 2004 Schincariol, which is currently one of our largest competitors, filed a complaint with the antitrust authorities (Secretaria de Direito Economico-SDE) asking it to investigate the legality of our customer loyalty program (Programa de Fidelidade). Our loyalty program was created to benefit our loyal retailers. SDE has not yet made any decision on this complaint. The standard procedure is for SDE to launch a preliminary investigation.

          JOINT VENTURES AND ALLIANCES

          Brahma's joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol's licensing agreement with Carlsberg were all required to be submitted to CADE for approval. See "Information on the Company--AmBev Business Overview--Our Products and Brands". In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma's joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg was approved by CADE. The Miller license arrangement was approved in 1997.

          CADE is currently reviewing our cooperation with Souza Cruz S.A. for the implementation of "Cportal", a business-to-business website. On November 28, 2001, CADE unconditionally approved the cooperation with Souza Cruz S.A. regarding the implementation of Agrega, a business-to-business website, through which the acquisition of MRO (materials, repairs and operation) products and services would be negotiated. The Agrega joint venture was commenced on November 30, 2000. On April 8, 2003, the Public Attorney of CADE issued an opinion favorable to the approval of this cooperation, together with some recommendations. Currently we are awaiting CADE's decision on this matter.

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

          INTERBREW-AMBEV TRANSACTIONS

          Currently CADE is reviewing our Act of Concentration (Ato de Concentracao) relating to the Interbrew-AmBev Transactions. On March 18, 2004, we formally notified the Brazilian antitrust authorities of the proposed Interbrew-AmBev Transactions. On May 27, 2004, the SAE, an office within the Ministry of Finance and one of the three bodies responsible for reviewing the transaction, issued an opinion recommending approval, without restriction, on the basis that the transactions would not affect the domestic beer market. Schincariol filed an opposition to the transaction that has been rejected by the SAE. On June 29, 2004, SDE issued an opinion concurring in SAE's recommendation that the transactions be approved without restriction. The transactions have been submitted to CADE, the ultimate Brazilian antitrust authority, for a final decision. While we believe that the proposed Interbrew-AmBev Transactions do not raise concerns with respect to competition within Brazil, we cannot assure you that the Brazilian antitrust authorities will approve the transactions or that the Brazilian antitrust authorities will not impose restrictions or conditions in connection with their approval if granted.



          CANADIAN REGULATORY APPROVAL

          Competition Act

          On March 30, 2004, the Canadian Commissioner of Competition (the "Commissioner") issued an advanced ruling certificate (ARC) with respect to the Interbrew Ambev Transactions, exempting the transactions from the pre-merger filing provisions of the Competition Act of Canada. In addition, if the transactions are substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order enjoining or rescinding the transactions.

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

          CVM

          Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, a Brazilian pension fund holding approximately 8.98% of AmBev's capital stock, filed an administrative complaint against AmBev with the CVM on April 8, 2004, alleging abuse of position by AmBev's controlling shareholders and breach of fiduciary duty by AmBev's directors in connection with the approval of the Interbrew-AmBev Transactions. The complaint requests, among other things, that CVM render an opinion contesting the legality of the transaction and intervene to prevent the closing of the Incorporacao. On May 4, 2004, AmBev filed a response to the complaint with the CVM, which was supported by three opinions of renowned Brazilian legal scholars. The complaint is still being reviewed by the CVM and we do not know when the CVM will conclude its review. A decision pending on such complaint does not, however, prevent the consummation of the Interbrew-AmBev Transactions.

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

          In compliance with CADE's decision approving the controlling shareholders' contribution and the performance agreement that we entered into with CADE, any dismissals must be made in accordance with the restrictions imposed by the decision. See "Background on the Company--Brazilian Antitrust Approval". We are involved in some lawsuits filed by dismissed employees claiming reinstatement in view of the CADE decision.

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

          In August 2003, the company Oliveira Comercio de Sucatas filed a complaint with the District Attorney of the city of Pedreira, in the State of Sao Paulo, alleging that CBB is using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response and have performed all the necessary studies which allowed us to conclude that CBB has not disposed of any toxic garbage and that there were no actions causing harm to the environment. We are awaiting a Judicial Power decision on this matter. Based on the results of our studies, as well as the retaliatory nature of Oliveira Comercio de Sucatas's complaint filed immediately following a termination of a service contract, we believe CBB will be cleared.

          The District Attorney in charge of protecting the environment in the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of the pollution allegedly caused by Nova Rio, AmBev's beer plant located in the city of Rio de Janeiro in the State of Rio de Janeiro. Currently this investigation is under the phase of collection of information. We expect this investigation to be dismissed as we have presented several expert opinions, including the one from the State environmental agency (FEEMA) which shows the non-existence of environmental damages. Due to the wide repercussion of this matter in the media, the Legislative Power initiated a Parliamentary Commission of Investigation (Comissao Parlamentar de Inquerito-CPI) to investigate the facts. Our corporate relations officer, Milton Seligman, has testified in a public hearing related to this matter. We expect the CPI to be dismissed as we presented expert opinions showing the non-existence of any environmental damages by our Nova Rio beer plant.

          In the first quarter of 2003, we proposed a draft of a performance agreement establishing "Policies of Odors Emission" to the Brazilian Department of Justice and Brazilian Environmental Authorities. Until May 2004, no legal opinion was issued by the Brazilian Department of Justice or by the Environmental Authorities.

          DIVIDEND POLICY

          For information regarding our dividend policy, see "Key
Information--AmBev's Selected Financial Data--Dividends--Dividend Policy".

          SIGNIFICANT CHANGES

          Except as otherwise described in our annual financial statements and the Interbrew-AmBev Transactions, there have been no significant changes in our business, financial conditions or results since December 31, 2003.

The Offer and Listing


             PRINCIPAL MARKET AND TRADING MARKET PRICE INFORMATION

          AmBev is registered as a publicly held company with the CVM and has been listed on the Brazilian stock exchanges since December 17, 1998 under the name Aditus Participacoes S.A. Because AmBev was originally incorporated as a shelf company without any operational activity, there was no market for AmBev shares until September 17, 1999, two business days after the Antarctica conversion. From September 17, 1999 until September 15, 2000, the first date following the Brahma conversion, there was a limited trading market for AmBev shares. For a description of the combination transactions that led to the formation of AmBev, including the Antarctica and Brahma conversions, see "Background on the Company--The Combination" and "--Brazilian Antitrust Approval". AmBev shares are quoted on the Sao Paulo Stock Exchange under the symbols "AMBV3" (common shares) and "AMBV4" (preferred shares). Until April 28, 2000, the AmBev shares were traded in the Rio de Janeiro Stock Exchange and other Brazilian stock exchanges under the symbols "AMBVON" (common shares) and "AMBVPN" (preferred shares).

          On October 20, 2000, the shareholders of AmBev present at an extraordinary general meeting unanimously approved a five-for-one stock split of the company's outstanding common and preferred shares. See note 15(a)(ii) in the consolidated financial statements.

SHARES

          The table below shows the quoted high and low closing sales prices in reais on the Sao Paulo Stock Exchange for AmBev's preferred and common shares for the indicated periods. All prices quoted below relating to periods prior to September 15, 2000 relate to high and low closing sales prices in reais on the Sao Paulo Stock Exchange for preferred and common shares of Brahma, AmBev's predecessor. All share prices, including prices relating to Brahma preferred and common shares, have been restated to reflect AmBev's five-for-one stock split described in the preceding paragraph.

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

      TRADING PRICES ON THE SAO PAULO STOCK EXCHANGE: COMMON SHARES(1)
      ----------------------------------------------------------------
                                       PER 1,000 COMMON SHARES
                                    -----------------------------
                                        HIGH                LOW
                                    ------------        -----------
                                               (in reais)
ANNUAL
-----------------------------
2003.........................         R$640               R$415
2002.........................           489                 355
2001.........................           540                 350
2000.........................           470                 158
1999.........................           190                  92
1998.........................           160                  77

QUARTERLY
-----------------------------
2003
   First Quarter.............         R$480               R$415
   Second Quarter............           540                 470
   Third Quarter.............           630                 484
   Fourth Quarter............           640                 550
2002
   First Quarter.............         R$445               R$385
   Second Quarter............           420                 355
   Third Quarter.............           410                 360
   Fourth Quarter............           489                 385

MONTHLY
-----------------------------
2003
   January...................         R$470               R$415
   February..................           450                 420
   March.....................           480                 425
   April.....................           505                 470
   May.......................           540                 515
   June......................           530                 500
   July......................           520                 500
   August....................           560                 484
   September.................           630                 570
   October...................           620                 550
   November..................           627                 560
   December..................           640                 595

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

          The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of AmBev ADRs quoted in U.S. dollars on the New York Stock Exchange. All prices quoted below relating to periods prior to September 15, 2000 relate to the reported high and low closing sales prices of the ADRs of Brahma, AmBev's predecessor, quoted in dollars on the New York Stock Exchange.

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

                TRADING PRICES ON THE NEW YORK STOCK EXCHANGE:
                    ADRS REPRESENTING 100 COMMON SHARES(1)
                ----------------------------------------------
                                    PER 100 COMMON SHARE ADRS
                                ----------------------------------
                                     HIGH                 LOW
                                --------------        -----------
                                             (in U.S.$)
ANNUAL
-----------------------------
2003.........................    U.S.$22.00           U.S.$10.00
2002.........................         18.75                10.18
2001.........................         26.00                10.00
2000.........................         19.88                 9.00
1999.........................         10.25                 7.31
1998.........................         13.75                 6.63

QUARTERLY
-----------------------------
2003
   First Quarter.............    U.S.$14.11           U.S.$10.00
   Second Quarter............         18.10                10.00
   Third Quarter.............         19.00                14.00
   Fourth Quarter............         22.00                15.00
2002
   First Quarter.............    U.S.$18.75           U.S.$15.50
   Second Quarter............         17.50                14.00
   Third Quarter.............         14.30                12.50
   Fourth Quarter............         13.50                10.18

MONTHLY
-----------------------------
2003
   January...................    U.S.$14.08           U.S.$11.47
   February..................         13.00                11.73
   March.....................         14.11                10.00
   April.....................         16.10                10.00
   May.......................         17.20                15.00
   June......................         18.10                15.00
   July......................         17.59                15.00
   August....................         18.91                14.00
   September.................         19.00                15.00
   October...................         21.39                15.00
   November..................         21.46                17.00
   December..................         22.00                17.00

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

          In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes whenever the index of the stock exchange falls 10% compared to the previous day's closing index. After that, if the market falls more 5%, the Circuit Breaker is triggered again for one more hour. If the market falls more than 15% compared to the previous day no more pauses are taken. The "circuit breaker" is not allowed to be started during the last 30 minutes of the trading session (from 4:15 p.m. to 4:45 p.m.).

          Although the Brazilian equity market is Latin America's largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At December 31, 2002, the aggregate market capitalization of all the companies listed on Sao Paulo Stock Exchange was equivalent to approximately R$438 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company's shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

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

          The majority of members of our Board of Directors will be elected by the controlling shareholders of our common shares. Board members, regardless the shareholder they represent, owe fiduciary duties towards our Company and all of our shareholders. At the same time, any director appointed by shareholders bound by a shareholders' agreement is also bound by the terms of such agreement. For further information on this matter see "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders' Agreement".



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

          According to the general principles of the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction a director may have an interest can only be approved if carried out on an arm's-length basis.

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

          In addition, the mandatory dividend, either the full amount or a portion of it, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company's financial situation and the shareholders approve. While the law does not establish the circumstances in which payment of the mandatory dividend is "incompatible" with the company's financial situation, it is generally agreed that a company is allowed not to pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. The company's fiscal committee (Conselho Fiscal) must opine on the non-payment of mandatory dividends, and AmBev's administration is supposed to provide to the CVM, no later than 5 business days after such decision is taken, a report explaining the reasons considered by the Board of Directors.

          Any postponed payment of mandatory dividends must be allocated as a special reserve. Any remaining balance of such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the company's financial allows.

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

          Interest Attributable to Shareholder's Equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by shareholders upon receipt of such interest payment, which tax is collected by the company on behalf of its shareholders when the distribution is implemented.

          The net amount shareholders receive as Interest Attributable to Shareholder's Equity is deducted from the mandatory dividend owed to shareholders.

          Reserves

          General
          -------

          Brazilian Corporate Law provides that all discretionary allocations of "adjusted income", including the Unrealized Income Reserve and the Investment Reserve, are subject to approval by shareholders and may be added to capital or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to approval by shareholders; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

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

          Contingency Reserve
          -------------------

          Under the Brazilian Corporate Law, a portion of our "adjusted income" may also be discretionally allocated to a "contingency reserve" for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

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

          (b) modifying a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;

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

          General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev's shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders' meeting; (ii) by the shareholders of at least 5% of AmBev's total capital stock if, after a period of 8 days, the directors fail to call a general shareholders' meeting that has been requested by such shareholders; and (iii) by the shareholders of at least 5% of either AmBev's voting capital stock or AmBev's non-voting capital stock if, after a period of 8 days, the directors fail to call a general meeting for the purpose of installing a fiscal committee that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev's fiscal committee. For further information regarding AmBev's fiscal committee, see "Directors, Senior Management and Employees--Directors--Board Practices and Corporate Governance".

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



          RESTRICTIONS ON FOREIGN INVESTMENT

          There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see "--Voting Rights". The right to convert dividend payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control restrictions and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see "Key Information--Exchange Rate Information--Exchange Controls".



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

     o members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent accountant of the controlling shareholder;

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


          SHAREHOLDERS' AGREEMENT

          The agreement between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, among others, AmBev and Interbrew S.A., is discussed in "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Shareholders Agreement".


          INCORPORACAO AGREEMENT

          The agreement between AmBev, Interbrew, Labatt and Labatt Brewing Canada Holding Ltd., with respect to AmBev's proposed acquisition of Labatt, is discussed in "Background on the Company--Recent Developments--Interbrew-AmBev Transactions--Proposed Acquisition of Labatt--Incorporacao Agreement".



          GOVERNANCE AGREEMENT

          The agreement relating to the governance of AmBev entered into between Fundacao, Braco, ECAP, AmBev and BAC pursuant to the stock purchase agreement between AmBev and BAC is discussed in "Major Shareholders and Related Party Transactions--Major Shareholders--AmBev Share Transfer Agreement and AmBev Governance Agreement".

          ACQUISITIONS, DISPOSITIONS AND JOINT VENTURES

          We have discussed the details of all material acquisitions, dispositions and joint ventures in "Background on the Company--Recent Developments--Interbrew-AmBev Transaction", "Information on the Company--Other Acquisitions and Dispositions" and "Information on the Company--Joint Ventures and Strategic Alliances".


          THE ANTITRUST PERFORMANCE AGREEMENT

          We are currently subject to one antitrust performance agreement in effect. See "Financial Information--Consolidated Financial Statements and Other Financial Information--Legal Proceedings". This agreement was signed with CADE in Brazil and relates to the Brahma and Antarctica combination.


          THE CONDITIONAL APPROVAL OF OUR DEAL WITH QUINSA

          The completion of our deal with Quinsa required the approval of the Comision Nacional de Defensa de la Competencia (CNDC), the Argentinean antitrust agency. The approval was obtained in January 2003 subject to the accomplishment of some specific conditions. For further information on this matter see "Information on the Company--Acquisition of Interest in Quinsa".


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


          RAW MATERIALS AND PACKAGING

          We have a number of contracts to buy certain key ingredients in the production process of both beer and soft drinks, as well as materials used in the packaging of our products such as aluminum, plastic and glass. See "Information on the Company--Production and Availability of Raw Materials" and "Operating and Financial Review and Prospects--Commitments and Contingencies".

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

          There are two principal foreign exchange markets in Brazil (which have operated under identical operational limits and had identical rates since February 1999):

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

          Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only a Brazilian bank authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank of Brazil intervention. See "Key Information--Exchange Rate Information".

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

          The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the U.S., the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of any of the notes, preferred shares, preferred ADSs, common shares, or common ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to the preferred ADSs and common ADSs, as applicable, and the related documents will be performed in accordance with its terms.

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

however, such system is not applicable if the Non-Brazilian Holder is located in a jurisdiction which does not impose income tax or which has an income tax lower than 20%1. Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

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

-----------------------------
1 The countries currently included in this concept, according to Normative Instruction 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D'Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauricio, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, US Virgin Islands, Vanuatu and Western Samoa.

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

NOTES

          Interest and Additional Amounts

          Interest on the notes (including additional amounts or payments in respect of interest under the guaranty) will generally be includible in a U.S. Holder's gross income at the time the interest is accrued or received, in accordance with the U.S. Holder's regular method (cash or accrual) of tax accounting. To the extent that amounts are withheld, a U.S. Holder will be required to report income in an amount greater than the cash actually received in connection with the relevant payments.

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

          Foreign Tax Credit

          Interest on the notes (including any additional amounts or payments in respect of interest under the guaranty) will be treated as foreign source income for U.S. Federal income tax purposes, which may be relevant to a U.S. Holder in calculating such U.S. Holder's foreign tax credit limitation. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit or deduction against such U.S. Holder's U.S. Federal tax income liability for taxes withheld on payments from the notes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes (including any additional amounts) will be treated as "high withholding tax interest" and, if interest on the notes (including any additional amounts) were to become subject to a withholding tax at a rate of less than five percent (5%), then such interest would generally constitute "passive income". We urge all holders to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

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

          Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2009, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is "readily tradable on an established securities market in the United States". Based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will, but the preferred shares and common shares will not, be treated as readily tradable on an established securities market in the United States.

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

PASSIVE FOREIGN INVESTMENT COMPANY (PFIC) RULES.

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

TAXATION OF NON-U.S. HOLDERS

          Notes

          A Non-U.S. Holder will not be subject to U.S. Federal income tax with respect to any interest derived in respect of the notes, unless (and, if so, such Non-U.S. Holder will be subject to U.S. Federal income tax as if such Non-U.S. Holder were a U.S. Holder, as described above), such interest income is effectively connected with a trade or business that such Non-U.S. Holder conducts in the United States and, if required by an income tax treaty, such interest is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base such Non-U.S. Holder maintains in the United States.

          A Non-U.S. Holder will not be subject to U.S. Federal income tax with respect to any gain recognized in connection with the sale, exchange, retirement or other disposition of notes, unless (i) the gain is effectively connected with a trade or business that such Non- U.S. Holder conducts in the United States and, if required by an income tax treaty, such interest is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base such Non-U.S. Holder maintains in the United States or (ii) in the case of an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for at least 183 days in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. Federal income tax as if such Non-U.S. Holder were a U.S. Holder, as described above. On the other hand, if the second exception applies, then, generally speaking, such Non-U.S. Holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder's U.S.-source capital gains exceed such Non-U.S. Holder's U.S.-source capital losses.

          In addition, effectively connected interest or gains realized by a Non-U.S. Holder that is a corporation for U.S. Federal income tax purposes may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% (or such lower rates as may be specified by an applicable income tax treaty).

PREFERRED SHARES, PREFERRED ADSS, COMMON SHARES OR COMMON ADSS.

          Non-U.S. Holders generally will not be subject to U.S. Federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

          Non-U.S. Holders generally will not be subject to U.S. Federal income tax on any gain realized upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs unless (i) the gain is effectively connected with the Non-U.S. Holder's conduct of a United States trade or business and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. Federal income tax as if such Non-U.S. Holder were a U.S. Holder, as described above. On the other hand, if the second exception applies, then, generally speaking, Non-U.S. Holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder's U.S.-source capital gains exceed such Non-U.S. Holder's U.S.-source capital losses.


          In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. Federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

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


                      WHERE YOU CAN FIND MORE INFORMATION

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

COMMODITY RISK

          We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guarana, other fruits and sweeteners for our soft drinks. See "Information on the Company--AmBev Business Overview--Production and Availability of Raw Materials". We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guarana and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

          We produce approximately 70% of our malt. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See "--Production and Availability of Raw Materials".

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

                                       PRINCIPAL MATURITY PERIODS(1)

                                                                                                       FAIR
                                   2004     2005     2006     2007     2008   THEREAFTER   TOTAL(2)  VALUE(2)
                                                       (R$ MILLION, EXCEPT PRICE PER TON)

DERIVATIVES INSTRUMENTS
SUGAR FUTURES (BMF)
Notional Amount (ton)              931
Average Price (R$/ton)          391.88                                                                 0.00
SUGAR FUTURES (LIFFE)






Notional Amount (ton)           22,100
Average Price (R$/ton)          530.54                                                                (0.08)
Sugar Futures (NYBOT)
Notional Amount (ton)           28.143
Average Price (R$/ton)          370.90                                                                (0.76)


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

                                                          PRINCIPAL MATURITY PERIODS(1)
                                                          -----------------------------
                                                                                                                  FAIR
                                  2004         2005      2006        2007       2008    THEREAFTER    TOTAL(2)    VALUE(2)
                                  ----         ----      ----        ----       ----    ----------    -------     --------
                                                      (R$ IN MILLIONS, EXCEPT PERCENTAGES)

DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
Notional Amount                 (1,062.96)                                                         (1,062.96)     (938.7)
Average Pay Rate                     2.37%
U.S. DOLLAR DEBT
DENOMINATED (FIXED RATE)
Notional Amount                    (152.8)     (16.2)                                   (2,889.2)   (3,058.3)   (3,384.4)
Average Pay Rate                     9.42%      9.42%                                       9.42%
BNDES CURRENCY BASKET
DEBT (FIXED RATE)
U.S. Dollar Debt
Denominated (Fixed Rate)            (20.3)     (19.9)     (19.9)     (20.1)     (18.1)      (0.9)       (99.1)     (99.1)
Average Pay Rate                     9.29%      9.29%      9.29%      9.29%      9.29%      9.29%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Fixed Rate)           (244.1)     (73.5)     (82.4)     (76.8)     (87.7)     (54.6)      (618.9)    (618.9)
Average Pay Rate                     5.90%      5.47%      2.69%      4.25%     10.59%     11.74%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Floating Rate)                                (5.8)                                        (5.8)       (5.8)
LIBOR                                                      3.44%
INTERNATIONAL DEBT
Other Latin American
Currency (Fixed Rate)              (234.1)                                                            (234.1)     (234.1)
Average Pay Rate                     7.86%
CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
Notional Amount                     181.9                                                              181.9       181.9
Average Interest Rate                1.12%
U.S. SHORT-TERM INVESTMENTS
DENOMINATED IN U.S. DOLLAR
Notional Amount                      42.7                                                               42.7        42.7
Average Interest Rate                1.12%
BRAZILIAN REAL SHORT-TERM
INVESTMENTS DENOMINATED
IN U.S. DOLLAR
Notional Amount                     131.6                                                              131.6       131.6
Average Interest Rate                2.15%
BRAZILIAN REAL LONG-TERM
INVESTMENTS DENOMINATED
IN U.S. DOLLAR
Notional Amount                     342.2                                                              342.2       342.2
Average Interest Rate                 8.1%
INTERNATIONAL CASH AND CASH
EQUIVALENT DENOMINATED
IN OTHER LATIN AMERICAN
CURRENCY
Notional Amount                     295.0                                                              295.0       295.0



DERIVATIVES INSTRUMENTS
BM&F DDI and Dollar Future
Notional Amount                   1,343.7      200.1      124.4   125.5      0.5                     1,794.2        21.2
Average Interest Rate                10.8%       2.9%      5.2%     5.6%     6.7%
U.S.$ X R$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     604.9                                1,091.8                     1,696.6        94.0
Average Interest Rate                 2.4%                                   6.7%
YEN X U.S.$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     909.7                                                              909.7       142.3
Average Interest Rate
NDF ARGENTINE PESO ARS
X U.S.$
Notional Amount                     152.4                                                              152.4        (5.4)
Average Interest Rate                2.98                                                               2.98


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

Instruments with Interest Rate Risk
-----------------------------------

                                                          PRINCIPAL MATURITY PERIODS(1)
                                                          -----------------------------
                                                                                                                FAIR
                                  2004       2005      2006        2007      2008    THEREAFTER    TOTAL(2)    VALUE(2)
                                  ----       ----      ----        ----      ----    ----------    -------     --------
                                                      (R$ IN MILLIONS, EXCEPT PERCENTAGES)

DEBT INSTRUMENTS
SYNDICATED LOAN (YEN)
Notional Amount                 (1,062.96)                                                         (1,062.96)     (938.7)
Average Pay Rate                     2.37%
U.S. DOLLAR DEBT
DENOMINATED (FIXED RATE)
Notional Amount                    (152.8)     (16.2)                                 (2,889.2)    (3,058.3)    (3,384.4)
Average Pay Rate                     9.42%      9.42%                                     9.42%
BNDES CURRENCY BASKET
DEBT (FIXED RATE)
U.S. Dollar Debt
Denominated (Fixed Rate)            (20.3)     (19.9)     (19.9)     (20.1)     (18.1)     (0.9)       (99.1)      (99.1)
Average Pay Rate                     9.29%      9.29%      9.29%      9.29%      9.29%     9.29%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Fixed Rate)           (244.1)     (73.5)     (82.4)     (76.8)     (87.7)     (54.6)     (618.9)     (618.9)
Average Pay Rate                     5.90%      5.47%      2.69%      4.25%     10.59%     11.74%
INTERNATIONAL DEBT
U.S. Dollar Debt
Denominated (Floating Rate)                                (5.8)                                        (5.8)       (5.8)
LIBOR                                                      3.44%
INTERNATIONAL DEBT
Other Latin American Currency
Denominated (Fixed Rate)           (234.1)                                                            (234.1)     (234.1)
Average Pay Rate                     7.86%
REAIS DEBT DENOMINATED
(FLOATING RATE--TJLP)
Notional Amount                    (227.3)    (123.0)     (69.3)     (55.9)     (44.2)      (6.5)     (526.3)     (526.3)
TJLP + Average Pay Rate              3.19%      3.19%      3.19%      3.19%      3.19%      3.19%
REAIS DEBT--ICMS (FIXED RATE)
Notional Amount                     (34.6)               (213.5)                          (127.1)     (375.1)     (375.1)
Average Pay Rate                     4.93%                4.93%                             4.93%
CASH INSTRUMENTS
CASH AND CASH EQUIVALENT
DENOMINATED IN U.S. DOLLAR
Notional Amount                     181.9                                                              181.9       181.9
Average Interest Rate                1.12%
U.S. SHORT-TERM INVESTMENTS
DENOMINATED IN U.S. DOLLAR
Notional Amount                      42.7                                                               42.7        42.7
Average Interest Rate                1.12%
BRAZILIAN REAIS SHORT-TERM
INVESTMENTS DENOMINATED IN
U.S. DOLLAR
Notional Amount                     131.6                                                              131.6       131.6
Average Interest Rate                2.15%
BRAZILIAN REAIS LONG-TERM
INVESTMENTS DENOMINATED IN
U.S. DOLLAR


Notional Amount                     342.2                                                              342.2       342.2
Average Interest Rate                 8.1%
BRAZILIAN SHORT-TERM INVESTMENTS
DENOMINATED IN REAIS
Notional Amount                   1,799.5                                                            1,799.5     1,799.5
Average Interest Rate               16.27%
INTERNATIONAL CASH AND CASH
EQUIVALENT DENOMINATED IN
LATIN AMERICAN CURRENCY
Notional Amount                     295.0                                                              295.0       295.0
DERIVATIVES INSTRUMENTS
BM&F DDI and Dollar Future
Notional Amount                   1,343.7      200.1      124.4      125.5        0.5                1,794.2        21.2
Average Interest Rate                10.8%       2.9%       5.2%       5.6%       6.7%
U.S.$ X R$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     604.9                                     1,091.8                1,696.6        94.0
Average Interest Rate                 2.4%                                        6.7%
YEN X U.S.$ CROSS CURRENCY
INTEREST RATE SWAP
Notional Amount                     909.7                                                              909.7       142.3
Average Interest Rate
INTEREST RATE SWAP LIBOR FLOAT
X FIXED
Notional Amount                     944.5                                                              944.5        (5.2)
Average Interest Rate                4.67%


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

Financial Statements

          See F-1 to F-103

Exhibits

     1.1 By-laws of Companhia de Bebidas das Americas-AmBev (English-language translation) (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

     1.2 Minutes of the Extraordinary Shareholders' Meeting held on May 18, 2004 (filed with the Securities and Exchange Commission on Form 6-K of AmBev on May 20, 2004).

     1.3 By-laws of Companhia Brasileira de Bebidas (CBB) (English-language translation).

     2.1 Indenture dated September 18, 2003 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 2.1 to Form 20-F filed by AmBev on June 30, 2004).

     2.2  Form of Note (contained in Exhibit 2.1).

     2.3 Guaranty dated September 18, 2003 between AmBev and The Bank of New York (incorporated by reference to Exhibit 2.3 to Form 20-F filed by AmBev on June 30, 2004).

     2.4 Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 2.4 to Form 20-F filed by AmBev on June 30, 2004).

     2.5 Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility by the Trustee, AmBev, CBB and the Insurer, dated September 18, 2003 (incorporated by reference to
          Exhibit 2.5 to Form 20-F filed by AmBev on June 30, 2004).

     2.6 Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee (incorporated by reference to Exhibit 2.6 to Form 20-F filed by AmBev on June 30, 2004).

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

     4.1 Purchase Agreement dated as of September 11, 2003, among Companhia de Bebidas das Americas-AmBev and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

     4.2 Registration Rights Agreement dated as of September 18, 2003 among CBB and Companhia de Bebidas das Americas-AmBev as Guarantor and Citigroup Global Markets (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

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

     4.13 License Agreement dated as of January 31, 2003, between AmBev and Quinsa (incorporated by reference to Exhibit 4.11 to Form 20-F filed by AmBev on June 30, 2003).

     4.14 Distribution Agreement dated as of January 31, 2003, between AmBev and Quinsa (incorporated by reference to Exhibit 4.12 to Form 20-F filed by AmBev on June 30, 2003).

     8.1 List of Material Subsidiaries of Companhia de Bebidas das Americas-AmBev (incorporated by reference to Exhibit 8.1 to Form 20-F filed by AmBev on June 30, 2004).

     11.1 Code of Ethics (English-language version) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AmBev on June 30, 2004).

     12.1 Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     13.2 Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                  SIGNATURES



Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Americas-AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F on its behalf.

                                     Companhia de Bebidas das Americas-AmBev

                                     By:/s/ Carlos Alves de Brito
                                        ------------------------------------
                                        Name: Carlos Alves de Brito
                                        Title: Chief Executive Officer

                                     By:/s/ Luis Felipe Pedreira Dutra Leite
                                        ------------------------------------
                                        Name: Luis Felipe Pedreira Dutra Leite
                                        Title: Chief Financial Officer

Date: July 9, 2004