Form 20-F
period 2004-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2005-07-01
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
Commission file number: 1-15194
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Exact name of Registrant as specified in its charter)

American Beverage Company-AmBev (Translation of Registrant’s name into English)	Federative Republic of Brazil (Jurisdiction of incorporation or organization)
_____________________________ Rua Dr. Renato Paes de Barros, 1017, 4º andar 04530-001 São Paulo, SP, Brazil (Address of principal executive offices) _____________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 Common Shares	New York Stock Exchange
Common Shares, no par value*
American Depositary Shares, evidenced by American Depositary Receipts, each representing 100 Preferred Shares	New York Stock Exchange
Preferred Shares, no par value*
__________________

*	Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10.5% Notes due December 2011
8.75% Notes due September 2013

The number of total outstanding shares of each of the issuer’s classes of capital or common stock as of May 31, 2005 was:
34,499,422,931 Common Shares
31,147,483,500 Preferred Shares
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
Item 17 { } Item 18 {X}

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (“ADSs”) of Companhia de Bebidas das Américas — AmBev evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares of AmBev and ADSs evidenced by ADRs representing 100 common shares, of AmBev, the U.S.$500,000,000 10½% notes due 2011 of AmBev (the “2011 notes”) and the U.S.$500,000,000 8.75% notes due 2013 of AmBev (the “2013 notes”, and together with the 2011 notes, the “notes”).

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “AmBev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - AmBev and its subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

We have prepared our audited annual consolidated financial statements as of December 31, 2004, 2003 and 2002, and for the three years ended December 31, 2004 in Brazilian Reais in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law No. 6,404, as amended, by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as “Brazilian Corporate Law”), the rules and regulations issued by the Comissão de Valores Mobiliários (“CVM”), or the Brazilian Securities Commission, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (“IBRACON”), or the Brazilian Institute of Independent Accountants), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders’ equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian Reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “real”, “reais” or “R$” are to the legal currency of Brazil, references  to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also traslated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from reais at the period end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on May 31, 2005 was R$2.4038 to U.S.$1.00 as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

i

INDUSTRY DATA

In this annual report, we refer to information regarding the beverage market and its segments and competitors from:

ACNielsen
Contact: Antônio Marcio Mongelli Garotti
Rua Monte Castelo, 55
Granja Viana
Cotia - São Paulo
CEP 06710-675
Tel.: 55 11 4613 7000
www.acnielsen.com.br http://www.acnielsen.com.br

Canadean Ltd.
Contact: Kevin Baker
12 Faraday Court, Rankine Road, Daneshill
Basingstoke, Hants, England
RG24 8PF
Tel.: 44 1256 394200
www.canadean.com <http://www.canadean.com>

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to, but not limited to:

•	the declaration or payment of dividends;

•	the direction of future operations;

•	the implementation of principal operating strategies, including existing, potential acquisition or joint venture transactions or other investment opportunities;

•	the implementation of AmBev’s financing strategy and capital expenditure plans;

•	the utilization of AmBev’s subsidiaries’ income tax losses;

•	the factors or trends affecting AmBev’s financial condition, liquidity or results of operations;

•	the implementation of the measures required under AmBev’s performance agreement entered into with the Conselho Administrativo de Defesa Econômica (“CADE”); and

•	the implementation of the measures required by Argentina’s Comision Nacional de Defensa de la Competencia (“CNDC”) under AmBev’s agreements with BAC and Quinsa.

ii

Forward-looking statements also include information concerning possible or assumed future results of operations of AmBev set forth under “Information on the Company—AmBev Business Overview” and “Financial Information” as well as statements preceded by, followed by, or that include, the words “believes”, “may”, “will”, “continues”, “expects”, “anticipates”, “intends”, “plans”, “estimates” or similar expressions.

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

Investors should understand that the following important factors, in addition to those discussed in this annual report, could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

•	general economic conditions in the principal geographic markets of AmBev, such as the rates of economic growth, fluctuations in exchange rates or inflation;

•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

•
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

•	operating factors, such as the continued success of sales, manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies.

iii

PART I

Identity of Directors, Senior Management and Advisers

Not Applicable.

Offer Statistics and Expected Timetable

Not Applicable.

Key Information

AMBEV’S SELECTED FINANCIAL DATA

The following financial information of AmBev is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of AmBev and the related notes which are included in this annual report.

Our selected historical financial data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from AmBev’s consolidated financial statements as of and for the periods then ended. Brazilian GAAP differs significantly from U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as “Operating and Financial Review and Prospects”.

On October 4, 2002, Companhia Brasileira de Bebidas (“CBB”) completed an exchange offer of the U.S.$500 million 10.5% notes due 2011, in the U.S. securities markets. Also, in September 2003, CBB issued U.S.$500 million 8.75% notes due 2013 in a transaction exempt from registration under the U.S. Securities Act of 1933. On September 15, 2004, CBB completed an exchange offer of such notes in the U.S. securities markets. AmBev fully and unconditionally guaranteed these two issuances, and following CBB’s merger into AmBev on May 31, 2005, succeeded CBB in all its rights and obligations under the indenture governing these notes.

Financial information relating to CBB has not been included within the Selected Financial Data, but full consolidating schedules disclosing the balance sheets, statements of operations and statements of cash flow as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002, under Brazilian GAAP, have been included in note 26  to our audited financial statements, contained within this document.

On August 27, 2004, AmBev completed the transactions contemplated by an agreement (the “Incorporação Agreement”) with InBev S.A./N.V. (“InBev”), Labatt Brewing Company Ltd. (“Labatt”) and Labatt Brewing Canada Holding Ltd., then a wholly owned susidiary of InBev (“Mergeco”), which indirectly held 100% of the capital stock of Labatt.  Pursuant to the Incorporação Agreement, Mergeco was merged into AmBev by means of an Incorporação under Brazilian law.  Mergeco held 99.9% of the capital stock of Labatt Holding ApS (“Labatt ApS”), a corporation organized under the laws of Denmark, and Labatt ApS owns all the capital stock of Labatt.  Upon completion of the Incorporação, AmBev held 100% of the capital stock of Labatt ApS, and indirectly, of Labatt, which constitutes our Canadian-based operations.  The results of operations for Labatt were fully consolidated for the period from August 27, 2004 until December 31, 2004 in our audited financial statements, and will be fully consolidated for future periods.

STATEMENT OF OPERATIONS DATA

	As of or for the year ended December 31,
	2004	2003	2002	2001	2000
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Gross sales, before taxes, discounts and returns	23,297.6	17,143.5	14,279.9	13,131.0	11,282.5
Net sales	12,006.8	8,683.8	7,325.3	6,525.6	5,250.4
Cost of sales	(4,780.5)	(4,044.2)	(3,341.7)	(3,366.2)	(2,843.7)
Gross profit	7,226.3	4,639.6	3,983.6	3,159.4	2,406.7
Selling and marketing expenses	(1,582.8)	(847.1)	(687.2)	(707.8)	(578.6)
Direct distribution expenses	(868.9)	(648.6)	(537.4)	(467.8)	(337.0)
General and administrative expenses(1)	(617.9)	(417.9)	(373.5)	(351.5)	(373.0)
Depreciation and amortization of deferred charges	(541.5)	(420.0)	(334.6)	(256.5)	(202.3)
	3,615.2	2,306.1	2,050.9	1,375.8	915.8
Provision for contingencies and other	(260.2)	(187.9)	(123.7)	(33.9)	(269.2)
Other operating income, net(3)	(420.9)	(240.1)	199.4	152.2	9.1
Financial income	339.2	601.8	2,530.3	358.4	374.0
Financial expenses	(1,115.6)	(508.7)	(3,277.3)	(861.5)	(698.0)
Equity in Investees	5.6	(6.2)	-	-	-
Operating income(2)	2,163.3	1,964.9	1,379.6	991.0	331.7
Non-operating income (expense), net(3)	(333.9)	(100.7)	(72.2)	2.3	52.7
Income tax benefit (expense)	(511.8)	(426.1)	280.6	(51.9)	405.4
Income before equity in affiliates, profit sharing and minority interest	1,317.6	1,438.1	1,588.0	941.4	789.8
Profit sharing and contributions	(152.4)	(23.6)	(125.1)	(157.1)	(53.7)
Minority interest	(3.7)	(2.9)	47.4	0.3	(265.9)
Net income	1,161.5	1,411.6	1,510.3	784.6	470.2

Net income per 1,000 shares (excluding treasury shares) at year end(3)	21.26	37.23	39.48	20.31	12.19
Net income per ADS(4) at year end	2.13	3.72	3.95	2.03	1.22
Dividends and interest attributable to shareholder’s equity per 1,000 shares (excluding treasury shares)(3)(5) (6)
Common shares	20.86	23.15	12.40	7.17	8.00
Preferred shares	22.95	25.46	13.64	7.89	8.37
Number of shares outstanding at year end, excluding treasury shares (in thousands)
Common shares	23,497,514	15,631,332	15,694,772	15,801,482	15,946,841
Preferred shares	31,129,892	22,281,302	22,551,143	22,819,443	22,616,017

	As of or for the year ended December 31,
	2004	2003	2002	2001	2000
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP

Net sales	9,377.9	7,929.4	7,310.4	6,566.3	4,821.5
Operating income	2,878.7	2,038.2	1,569.2	1,309.0	743.4
Net income (loss)	1,392.0	1,689.4	1,642.2	822.9	879.2
Net income per 1,000 shares (weighted average)(3)(7)
- Basic
Common shares	27.94	39.46	37.93	18.84	19.28
Preferred shares	30.74	43.41	41.72	20.71	21.20
- Diluted
Common shares	27.79	39.05	37.65	18.59	18.55
Preferred shares	30.57	42.95	41.37	20.45	20.41
Net income (loss) per ADS(4)
- Basic
Common shares	2.79	3.95	3.79	1.88	1.93
Preferred shares	30.7	4.34	4.17	2.07	2.12
- Diluted
Common shares	2.78	3.91	3.77	1.86	1.86
Preferred shares	3.06	4.30	4.14	2.05	2.04
Dividends and interest attributable to shareholders equity per 1,000 shares (weighted average)(3)(5) (6)
- Basic
Common shares	11.21	22.16	4.53	5.74	3.55
Preferred shares	12.33	24.38	4.99	6.31	3.90
- Diluted
Common shares	11.15	21.93	4.50	5.67	3.41
Preferred shares	12.26	24.12	4.94	6.23	3.76
Weighted average number of shares (thousands)(3)(7)(8)(20)
- Basic
Common shares	22,345,110	18,664,356	18,908,907	19,170,168	21,502,332
Preferred shares	24,970,421	21,952,196	22,173,258	22,291,121	21,919,724
- Diluted
Common shares	22,388,341	18,733,355	18,962,604	19,257,270	21,988,430
Preferred shares	25,186,577	22,299,692	22,441,743	22,726,632	23,090,525

BALANCE SHEET DATA

	As of or for the year ended December 31,
	2004	2003	2002	2001	2000
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Balance Sheet Data:
Cash, cash equivalents and short term investments	1,505.4	2,534.2	3,290.0	2,562.9	1,028.3
Total current assets	5,379.6	5,500.5	5,571.4	4,684.9	2,687.6
Prepaid pension benefit cost(12)	20.6	22.0	21.6	20.8
Investments	18,204.6	1,711.4	637.3	662.6	659.6
Property, plant and equipment, net	5,531.7	4,166.3	3,330.6	3,277.7	3,204.3
Deferred income tax - non-current	2,216.6	1,831.8	1,558.4	1,160.3	996.1
Total assets	33,016.5	14,830.1	12,381.5	11,028.8	8,639.7
Short-term debt(9)	3,443.1	1,976.1	607.4	1,720.0	1,265.3
Total current liabilities	8,771.7	4,720.0	2,833.7	3,412.0	2,699.6
Long-term debt(10)	4,367.6	4,004.3	3,879.3	2,849.4	927.6
Accrued liability for contingencies	1,471.0	1,232.9	989.3	815.5	878.0
Sales tax deferrals and other tax credits(11)	711.9	768.7	803.1	746.8	650.6
Post-retirement benefit(12)	646.0	72.9	53.4	55.6
Total long-term liabilities	7,050.6	5,605.5	5,339.1	4,164.4	2,350.6
Minority interest	198.3	196.4	79.1	88.9	512.5
Subscribed and paid-up capital	4,742.8	3,124.1	3,046.2	2,944.3	2,565.2
Shareholders’ equity	16,995.9	4,382.9	4,129.6	3,363.5	3,077.0

U.S. GAAP

Total assets	29,659.5	13,766.0	11,584.6	10,195.9	7,743.0
Shareholders’ equity	17,720.3	4,382.9	3,960.6	2,839.9	2,378.2

OTHER DATA

	As of or for the year ended December 31,
	2004	2003	2002	2001	2000
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Other Financial Information:

Net working capital(13)	(3,392.1)	780.5	2,737.7	1,273.0	(12.0)
Cash dividends paid(5)	602.9	1,026.9	335.6	313.4	221.1
Depreciation and amortization of deferred charges (14)	922.2	766.3	659.5	613.9	589.2
Capital expenditures(15)	1,273.7	862.2	544.7	446.8	295.0
Operating cash flows - generated(16)	3,418.6	2,527.6	3,595.0	1,006.6	1,243.2
Investing cash flows - used(16)	(110.8)	(2,014.7)	(1,603.1)	(1,687.4)	(100.7)
Financing cash flows-generated - used(16)	(3,433.9)	(346.7)	(2,912.2)	1,418.0	(2,065.7)

Other Operating Data:

Total production capacity - beer(17)	114.2 million hl	88.3 million hl	89.7 million hl	89.8 million hl	94.4 million hl
Total production capacity - CSD & NANC(17)	43.9 million hl	45.7 million hl	37.3 million hl	38.8 million hl	36.6 million hl
Total beer volume sold(18)	63.9 million hl	56.9 million hl	62.0 million hl	62.4 million hl	64.8 million hl
Total CSD & NANC volume sold(18)	22.8 million hl	19.2 million hl	19.6 million hl	18.5 million hl	17.2 million hl
Number of employees(19)	25,974	18,890	18,570	18,136	18,172

Footnotes to selected financial information
(1) General and administrative expenses include director’s fees.
(2) Operating income under Brazilian GAAP is presented after financial income and financial expense.
(3) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand shares.
(4) ADS represents American Depositary Shares. Each ADS represents 100 shares.
(5)    Includes dividends, interest attributable to shareholders’ equity (including withholding tax paid by AmBev in respect thereof), and in 2000, returns of capital of R$111.8 million. Certain distributions in 2000 were made in the form of a return of capital rather than in the form of dividends or interest attributable to shareholders’ equity because, prior to the completion of the Brahma conversion, AmBev did not have sufficient retained earnings to pay these amounts as dividends or interest attributable to shareholders’ equity. The dividend and interest attributable to shareholders equity per 1,000 shares for Brazilian GAAP purposes is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”. We changed the criteria for reporting this amount in 2002 and therefore the dividends per share disclosed in the years prior to 2002 do not conform to those disclosed in our 2001 annual report on Form 20-F.

(6)    Brazilian GAAP and U.S. GAAP differ on the recognition of declared / proposed dividends, specifically with regard to when the dividend should be recognized. The executive officers are required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders’ equity.

(7)    In the U.S. GAAP selected financial data only, earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the relevant periods. In the Brazilian GAAP selected financial information section, earnings per share are calculated by dividing by the number of shares outstanding at the year end. AmBev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(8)   Under U.S. GAAP we have included the net assets of the FAHZ, one of our major shareholders, on our balance sheet as of December 31, 2004, 2003, 2002, 2001 and 2000. As a result, AmBev shares owned by the FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For further information, please refer to our consolidated financial statements contained within this annual report.

(9) Includes current portion of long-term debt.
(10) Excludes current portion of long-term debt.
(11)  In the financial statements as of and for the year ended December 31, 2004, total tax incentives are R$711.9 million, of which 381.6 million relate to deferred sales tax, and R$381.6 million to ICMS financing incentives.

(12)  Consistent with accounting practice under Brazilian GAAP, we had not recognized our actuarial obligation for pension liabilities and post-retirement benefits, including medical benefits to retirees in our financial statements prior to December 31, 2001. Pension amounts due to the pension plan were treated on an accrual basis as the obligations fell due. However, following the issuance of accounting standard NPC No. 26, we are required to record these actuarial obligations beginning in 2002. We had the option to account for these actuarial obligations at December 31, 2001 either against retained earnings or prospectively as a charge against earnings over five years. We elected to recognize the liability against retained earnings on December 31, 2001. The standard requires comprehensive recording of pension expenses and obligations on an actuarial basis instead of, as was previously required, based on the required contributions for the relevant year.

(13) Represents total current assets less total current liabilities.
(14) Includes depreciation of property, plant and equipment and amortization of deferred charges.
(15) Represents cash expenditures for property, plant and equipment.
(16) Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.
(17)  Represents available production capacity of AmBev and its respective subsidiaries, domestic and international; Quinsa’s production capacity is not considered; (hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non Alcoholic and Non Carbonated Soft Drinks).

(18) Represents full-year volumes of AmBev and its respective subsidiaries (except Quinsa and its subsidiaries). Labatt's volumes for 2004 were consolidated from August 27 through December 31.
(19) Includes all production- and non-production-related employees of AmBev and its respective subsidiaries, excluding Quinsa and its subsidiaries.
(20) In the U.S. GAAP selected financial data only, earnings per share have been restated to give retroactive effect to the share dividend distributed by AmBev on May 31, 2005.

DIVIDENDS

Dividend Policy

AmBev intends to pay dividends twice a year to its shareholders; however, the timing and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev’s bylaws provide for a mandatory dividend of 35% of its annual net income, if any, as determined and adjusted under Brazilian GAAP (“adjusted income”). The mandatory dividend includes amounts paid as interest attributable to shareholders’ equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders’ equity, whereas no such payment is required in connection with dividends received. Although AmBev may distribute earnings in the form of interest, the amount received by shareholders is the same as or higher than if the distribution were made in the form of dividends. Withholding tax is usually paid by Brazilian companies, including AmBev, on behalf of their shareholders.

Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “—Risk Factors—Risks Relating to our Securities—AmBev shareholders may not receive any dividends”. Any dividends payable on AmBev’s preferred shares must be 10% greater than those payable on AmBev’s common shares. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest attributable to shareholders’ equity, as well as specific rules applicable to the payment of dividends by AmBev, see “Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

AmBev - Dividends and Interest Attributable to Shareholders’ Equity

The following table shows the cash dividends paid by AmBev’s predecessor Brahma, to its preferred and common shareholders from 1999 through September 15, 2000, and by AmBev to its preferred and common shareholders since September 15, 2000 in Reais and in U.S. dollars translated from Brazilian Reais at the commercial exchange rate as of the date of payment. The amounts include interest attributable to shareholders’ equity, net of withholding tax, and return of capital. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, on May 31, 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”.

Earnings generated	First payment date	Reais per thousand(1) share(2)	U.S. dollar equivalent per thousand(1) shares at payment date(4)

First half 1999	July 20, 1999	1.58	(preferred	)	0.88
		1.44	(common	)	0.80
Second half 1999	March 15, 2000	2.96	(preferred	)	1.70
		2.69	(common	)	1.54
Extraordinary(3)	March 23, 2000	1.88	(preferred	)	1.09
		1.88	(common	)	1.09
Extraordinary(3)	November 30, 2000	2.38	(preferred	)	1.22
		2.38	(common	)	1.22
Second half 2000	February 20, 2001	4.11	(preferred	)	2.05
		3.74	(common	)	1.86
First half 2001	September 17, 2001	3.11	(preferred	)	1.16
		2.83	(common	)	1.06
Second half 2001	February 19, 2002	4.78	(preferred	)	1.97
		4.34	(common	)	1.79
First half 2002	November 25, 2002	4.37	(preferred	)	1.15
		3.97	(common	)	1.04
Second half 2002	February 28, 2003	9.27	(preferred	)	2.60
		8.43	(common	)	2.37
First half 2003	October 13, 2003	18.70	(preferred	)	6.59
		17.00	(common	)	5.99
Second half 2003	March 25, 2004	6.75	(preferred	)	2.30
		6.14	(common	)	2.09
First half 2004	October 8, 2004	5.80	(preferred	)	2.05
		5.28	(common	)	1.87
Second half 2004	February 15, 2005	17.15	(preferred	)	6.66
		15.59	(common	)	6.05

(1) The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand.
(2) The amounts set forth above are amounts actually received (as adjusted to give effect retroactively to AmBev’s common and preferred share five-for-one stock split effective October 23, 2000) by shareholders, which are net of withholding tax. The amounts set forth here represent pro-forma U.S. GAAP calculations for the impact of a stock split which is not required under Brazilian GAAP. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid on behalf of AmBev’s shareholders. The dividends per thousand shares set forth above are calculated based on the number of shares outstanding at the date the distributions were declared (as adjusted to give effect retroactively to AmBev’s common and preferred share five-for-one stock split effective October 23, 2000).

(3) On March 23, 2000 and on November 30, 2000 AmBev distributed R$1.88 (U.S. $1.09) per common and preferred shares and R$2.38 (U.S. $1.22) per common and preferred shares, respectively, to its shareholders as a return of capital.

(4) Translated to U.S. dollars at the exchange rate in effect at the date declared.

EXCHANGE RATE INFORMATION

There were previously two foreign exchange markets in Brazil. With the enactment of National Monetary Council Resolution No. 3,265 of March 14, 2005, the foreign exchange markets were consolidated to form one exchange market. All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on this exchange market, through institutions authorized by the Central Bank, subject to the rules of the Central Bank.

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated. Foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

	Annual Exchange Rates of Reais per U.S.$1.00
	2004	2003	2002	2001	2000

Low	R$2.6544	R$2.8219	R$2.2709	R$1.9357	R$1.7234
High	3.2051	3.6623	3.9552	2.8007	1.9847
Average(1)	2.9257	3.0600	2.9983	2.3532	1.8348
Period End	2.6544	2.8892	3.5333	2.3204	1.9554

_______________
Source: Central Bank

(1) Represents the average of the month-end exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2005					2004
	May	April	March	February	January	December

Low	R$2.3784	R$2.5195	R$2.6011	R$2.5621	R$2.6248	R$2.6544
High	2.5146	2.6598	2.7621	2.6320	2.7222	2.7867

_______________
Source: Central Bank

We will pay any cash dividends and make any other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the São Paulo Stock Exchange. For further information on this matter see “Risk Factors—Risks Relating to Our Securities”.

EXCHANGE CONTROLS

There are no restrictions on ownership of the ADSs or the preferred or common shares by individuals or legal entities domiciled outside of Brazil.

The right to convert dividend payments, interest attributable to shareholders’ equity payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A. (the “custodian”) or holders who have exchanged AmBev’s ADSs for shares of AmBev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of AmBev into U.S. dollars and remitting such U.S. dollars abroad. Holders of AmBev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of real payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets (“Foreign Investment Regulations”), foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law 4,131/62 or Resolution No. 2,689/00 of the National Monetary Council (“Resolution No. 2,689”).

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

Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for specific types of transfers.

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “Risk Factors—Risks Relating to Our Securities Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividend payments off-shore”. The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

Pursuant to the registration obtained by AmBev with the Central Bank in the name of the Bank of New York with respect to the AmBev ADSs to be maintained by the custodian, Banco Itaú S.A., on behalf of the Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares such holder will be entitled to continue to rely on The Bank of New York’s registration for only five business days after such exchange, after which such holder must obtain its own registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations or obtains its own registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of our operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

RISKS RELATING TO BRAZIL AND OTHER COUNTRIES IN WHICH WE OPERATE

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the not-so-distant past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 14.7% in 2002, 10.4% in 2003, and 6.1% in 2004.

Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, the Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

The Brazilian currency has devalued constantly during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar / real exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. However, the stability established by the economic policy initiated by the government has restored some confidence in the market. This resulted in an appreciation of the real in 2003 of 22.3%, resulting in an exchange rate of R$2.8892 per U.S.$1.00 as of December 31, 2003, and a further 8.8% appreciation in 2004, resulting in an exchange rate of R$2.6544 per U.S.$1.00 as of December 31, 2004.

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

Devaluation of the real relative the U.S. dollar may adversely affect our financial performance

Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as aluminum and iron cans and PET bottles, as well as hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although in the last two years the real has appreciated against the U.S. dollar, we cannot assure you that it will continue to do so in the future. Our current policy is to hedge substantially all of our U.S. dollar-denominated debt against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.

Increases in taxes levied on beverage products in Brazil and high levels of tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.

In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. We have proposed to the federal government regulation requiring the mandatory installation of flow meters in all Brazilian beer and soft drinks factories in order to help the federal and state governments fight tax evasion in the beverage industry. The federal government issued this regulation in 2004 with respect to the beer industry only and is expected to enact similar regulations with respect to the carbonated soft-drinks industry by the end of 2005. We cannot assure you that such regulation will be enacted and have the impact we expect. Moreover, if such regulation is not enacted we cannot assure you that our business and results of operations will not be further impacted.

Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

On January 31, 2003, we acquired a significant interest in Quinsa. Quinsa is a brewing company with a substantial portion of its operations in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by Argentine and other countries in which it operates’ political instability, fluctuations in the economy and governmental actions concerning the economy. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit signs of stability in 2004, with real GDP growth at 9.0% for the year, stable inflation and peso nominal exchange rate during 2004, with variations of 6.1% and 1.7%, respectively. There was also improvement in the employment situation. The unemployment rate reached 12.1% during the fourth quarter of 2004, a decrease of 26% from the levels it had reached during the 2002 to 2003 period.

Notwithstanding the current continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue its sustained growth. The devaluation of the Argentine peso and the macroeconomic conditions prevailing in Argentina could have, and may continue to have, a material adverse effect on Quinsa’s, and indirectly on our, results of operations.

U.S. investors may not be able to effect service of process upon, or to enforce judgments against us

We are organized under the laws of the Federative Republic of Brazil. Substantially all of our directors and executive officers and the experts named in this annual report are residents of countries other than the United States. All or a substantial portion of the assets of such non-U.S. residents and of AmBev are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or AmBev, or to enforce against them in U.S. courts judgments obtained in such courts based upon civil liability provisions of the Federal securities laws of the United States or otherwise.

Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including AmBev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Changes in Brazilian Labor Laws may affect us

Brazilian companies are subject not only to the Federal Constitution and ordinary legislation concerning labor relations (mainly the Consolidação das Leis do Trabalho, or “CLT”), but also to collective bargaining agreements between employers’ associations and employees unions or between individual employers’ and employee unions, in addition to administrative orders and instructions issued by the Brazilian Labor Department.

In April 2003, the Lower House reopened the discussions regarding amendments to the CLT. As part of these discussions, a number of amendments have been proposed, including modifications to the role of labor unions in Brazil. These amendments already in discussion or any future proposed amendment, may, if implemented, increase the powers of centrais sindicais (reunions of labor unions) to represent categories of our employees, thereby increasing their negotiating leverage. This, in turn, could significantly affect our business in the future.

RISKS RELATING TO AMBEV

We are subject to Brazilian and other antitrust regulations

We have a substantial beer market share in Brazil and thus are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities, pursuant to which we are subject to certain continuing restrictions over our distribution network. For further information on this matter see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We are also party to other antitrust legal proceedings. For further information on this matter see “Financial

Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

AmBev’s participation in the Argentine beer market increased substantially after the acquisition of our interest in Quinsa. Quinsa is subject to regulation under Argentinean antitrust rules. In addition, AmBev and Quinsa must comply with the conditions established by the CNDC, in connection with the acquisition of our interest in Quinsa. For further information on this matter see “Information on the Company—AmBev Business Overview—Acquisition of interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect Quinsa’s business in the future, and therefore, impact the benefits that AmBev anticipates will be generated from this investment.

We are subject to regulation on alcoholic beverages in the countries in which we operate

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements and marketing practices and related matters. Recently, certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, imposing seals on beverage cans, prohibiting the sale of alcoholic beverages on highway points of sale and prohibiting the sale of soft drinks in schools. In addition, the Brazilian Congress is evaluating proposed regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.

These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—AmBev Business Overview—Regulation—General.”

We are subject to more extensive regulations in Canada than in the other countries in which we operate

Our North America operations are subject to more extensive regulations than our other operations, which may cause us to face unexpected challenges. We cannot assure you that problems encountered while dealing with these future changes in the regulatory environment will not have a material adverse effect on our business, financial condition and results of operation in North America.

There may be unforeseen costs and difficulties associated with the integration of Labatt

While we have identified certain potential synergies and cost savings that we believe may be realizable following the completion of the integration of Labatt, there can be no assurance that such potential synergies and cost savings will be realized in the near future, if at all. Labatt operates in a market and geographic region that has different characteristics from the markets and regions in which we have historically operated, and as a result, we may encounter unexpected challenges and problems in the management and operation of the Labatt business. Accordingly, there can be no assurance that substantial expenses and delays will not be incurred in the course of the integration. The process of coordinating and integrating the acquisition could interrupt or interfere with the ordinary operations of the businesses. Any major difficulties encountered in the integration of the businesses could have a material adverse effect on our business, financial condition and results of operation.

RISKS RELATING TO OUR SECURITIES

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our securities at the price and time you desire

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries and such investments are generally considered speculative in nature.

Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

•	changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small market capitalization and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the securities at the price and time you desire.

Deterioration in economic and market conditions in other emerging market countries may adversely affect the market price of AmBev’s securities

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors’ perception of economic conditions in Brazil. Past economic crisis in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in Brazil and other emerging market countries’ securities markets. Recently, Argentina, Venezuela, Uruguay and Paraguay have experienced a significant economic downturn. The market value of our securities may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, InBev Holding Brasil S.A., formerly Braco Investimentos S.A. (“InBev Brasil”), and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 86.5% of AmBev’s common shares. In addition, BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the InBev Shareholders’ Agreement with respect to 321,712,000 ordinary shares of InBev, which represent approximately 52.9% of the outstanding capital stock of InBev.

InBev holds, directly or indirectly, including through its indirect ownership interests in InBev Brasil, shares of AmBev common stock that represent approximately 72.97% of the total voting power of AmBev’s capital stock. InBev thus has significant influence over AmBev, even though (i) InBev Brasil remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) InBev is jointly controlled by its current controlling shareholders and Messrs. Lemann, Sicupira and Telles. For further information on these matters see “Background on the Company—InBev—AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

The controlling shareholders are able to elect the majority of the members of the Board of Directors of AmBev and generally determine the outcome of other actions requiring the approval of AmBev’s shareholders. Under Brazilian Corporate Law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

AmBev shareholders may not receive any dividends

According to its current bylaws, AmBev must generally pay its shareholders 35.0% of its annual net income, as determined and adjusted under Brazilian GAAP (“adjusted income”). The main sources for these dividends are AmBev’s operations and AmBev’s operating subsidiaries. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP; therefore, adjusted income may not be available to be paid as dividends in a certain year. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

It is possible, therefore, that shareholders of AmBev will not receive dividends in any particular fiscal year. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses.

Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividend payments off-shore

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilians issuers in respect of securities issued in the international capital markets to date. For further information on this matter see “—Exchange Controls”.

If you exchange the AmBev ADSs for AmBev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

The AmBev ADSs benefit from the foreign capital registration that The Bank of New York (as depositary) has in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York’s foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to AmBev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank of Brazil pursuant to Resolution No. 2,689/00 of the National Monetary Council. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

AmBev ADSs have fewer and less well defined shareholders’ rights as compared to shareholders’ rights of similar U.S. companies

AmBev’s corporate affairs are governed by AmBev’s bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply to AmBev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares and ADSs under Brazilian Corporate Law to protect your interests relative to actions taken by AmBev’s Board of Directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

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

Any such extension of the expected maturity date could, depending on changes in the financial conditions of AmBev, ultimately affect the ability of the noteholders to receive all amounts due to them under such international notes and the related international indentures.

Judgments of Brazilian courts enforcing our obligations under the notes or the indenture would be payable only in reais

If proceedings were brought in Brazil seeking to enforce our obligations under the notes or the indenture, we would not be required to discharge our obligations in a currency other than reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than Brazilian currency, which is payable in Brazil, may only be satisfied in Brazilian currency at the rate of exchange, as determined by the Central Bank, in effect on the date of payment.

Controls and restrictions on foreign currency remittance could impede our ability to make payments under the notes

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. See “—Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividend payments to off-shore investors”.

We cannot assure you that mechanisms for the transfer of reais and conversion into U.S. dollars will continue to be available at the time we are required to perform our obligations under the notes or that a more restrictive control policy, which could affect our ability to make payments under the notes in U.S. dollars, will not be instituted in the future. If such financial mechanisms are not available, we will have to rely on a special authorization from the Central Bank to make payments under the notes in U.S. dollars. We cannot assure you that any such Central Bank approval would be obtained or that such approval would be obtained on a timely basis.

In the event that no such additional authorizations are obtained or obtainable from the Central Bank for the payment by AmBev of amounts owed under the indenture or the notes, as the case may be, AmBev may be able to lawfully pay the amounts due under the notes through an international transfer of reais. Through the international transfer of reais mechanism, payments made in reais by AmBev will be deposited in non-resident accounts held by AmBev, which would then purchase U.S. dollars through the exchange market, as defined in “—Exchange Rate Information” and “—Exchange Controls”, and remit U.S. dollars to the relevant agent for payment of the notes. No assurance can be given that the international transfer of reais or the exchange market will remain legally or commercially available to Brazilian residents.

Book-entry registration

Because transfers and pledges of global notes can be effected only through book entries at the Depositary Trust Company (“DTC”), the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly, or indirectly through Euroclear or Clearstream, to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

Subordination to certain statutory liabilities

Under Brazilian law, our obligations under the notes and the indenture are subordinated to certain statutory preferences. In the event of our bankruptcy, and according to the new Brazilian bankruptcy law which became effective on June 9, 2005, such statutory preferences, such as claims for salaries and wages (up to 150 minimum wages, per plaintiff), social security and other taxes, court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the notes.

Possible voluntary cancellation of the insurance policy and the letter of credit and refunding of amounts on deposit in the reserve account

Subject to certain conditions precedent relating to the rating of the notes, AmBev may request the trustee to cancel the insurance policy, refund all amounts on deposit in the reserve account and allow the letter of credit to be cancelled after the third anniversary of the closing date. Any such cancellation and withdrawal may significantly affect the ability of noteholders to receive payments under their notes during a currency exchange control event occurring after any such cancellation, withdrawal and refund.

RISKS RELATING TO THE INSURANCE POLICY

Limited financial information concerning the insurer

The rating of the notes is in part based on the availability of the insurance policy to cover certain risks related to inconvertibility or non-transferability of amounts which may be paid by the issuer under the indenture and the notes in the event that the Brazilian government imposes limitations on the conversion of reais to U.S. dollars. No financial information concerning the insurer is included in this annual report and statutory financial statements are available from the Delaware insurance authorities. The insurer’s financial obligations are subject to pooling arrangements with its parent and certain of its affiliates, which arrangements depend on the financial condition of these entities. No financial information concerning these entities is included herein. Any decline in the financial condition of the insurer or any of these companies may impair the ability of the insurer to pay claims under the insurance policy and could result in a downgrade of the rating of the notes.

Limitation on amount of coverage under the insurance policy

The insurance policy has a policy payment limit in U.S. dollars which corresponds to the amount of scheduled interest due on the notes for eighteen months. Combined with the amounts on deposit in a reserve account or available under the letter of credit, the amounts available to the trustee from the insurance policy should be sufficient to cover the payment of interest due on the notes for up to four interest payment periods. If for any reason any currency exchange control event were to continue for a period longer than twenty-four months (four consecutive interest payment periods) during which time AmBev would otherwise be required to make payments to the trustee on behalf of the noteholders under the notes, a default may occur on the notes. In such cases, noteholders may, in certain circumstances be required to accept reais in satisfaction of AmBev’s obligation to make payments to the trustee under the notes regardless of whether such reais are then convertible into U.S. dollars or any other currency.

See “—Risks Relating to the Notes—Judgments of Brazilian courts enforcing our obligations under the notes or the indenture would be payable only in reais”.

Conditional nature of the insurer’s obligation to pay under the insurance policy

The insurer’s obligation to make payments under the insurance policy is subject to certain conditions, limitations and exclusions including, but not limited to:

•	the requirement that AmBev generally either attempts and fails to convert reais to U.S. dollars or attempts and fails to transfer U.S. dollars from Brazil to the trustee in New York;

•	certain events causing the failure of AmBev to pay under the indenture, continuing for the entire 180 calendar-day waiting period under the insurance policy;

•	the filing by the trustee, as the insured party under the insurance policy, of a claim with the insurer; and

•	the provision of certain information by the trustee and AmBev to the insurer within the time periods proscribed by the insurance policy in connection with the filing of the claim with the insurer.

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

Information on the Company

History and Development of the Company

Overview

Companhia de Bebidas das Américas—AmBev is the successor of Companhia Cervejaria Brahma (“Brahma”) and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (“Antarctica”), two of the oldest brewers in Brazil. Antarctica ws founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

AmBev was incorporated as Aditus Participações S.A. (“Aditus”) on September 14, 1998. AmBev, a Brazilian sociedade anônima, is a publicly held corporation incorporated under the laws of the Federative Republic of Brazil. On July 1, 1999, the controlling shareholders of Brahma and Antarctica, contributed all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the “controlling shareholders’ contribution”).

On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to CBB. These transactions had no effect on AmBev’s consolidated financial statements because each of the entities was wholly owned by AmBev.

AmBev's principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br.

On January 31, 2003, AmBev completed a business combination with Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), through which AmBev acquired a 40.5% initial economic interest in Quinsa and established a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay.

During 2003 and the first quarter of 2004, AmBev expanded its presence in the north of Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.

On August 27, 2004, AmBev and Interbrew S.A./N.V. (now known as InBev S.A./N.V. (“InBev”)), a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev.  At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company of AmBev to InBev in exchange for newly issued shares of InBev.

On May 31, 2005, CBB merged into AmBev, a transaction which simplified AmBev’s corporate structure.

The Brahma-Antarctica Combination—Creation of AmBev and Brazilian Antitrust Approval

AmBev was formed through the combination of Brazil’s two largest beverage companies, Brahma and Antarctica (the “combination”). The combination involved the creation of AmBev, as a holding company for Brahma and Antarctica. The combination was carried out over the course of 1999 and 2000, beginning with the contribution of shares of the controlling shareholders of Brahma and Antarctica in exchange for shares of AmBev on July 1, 1999. This was followed by the completion of the transactions by which Antarctica and Brahma became wholly-owned subsidiaries of AmBev on September 15, 1999 and September 14, 2000, respectively, and the public shareholders of Brahma and Antarctica became shareholders of AmBev. Pursuant to the controlling shareholders’ contribution on July 1, 1999, Brahma’s controlling shareholders, Empresa de Administração e Participações S.A. - ECAP (“ECAP”) and Braco S.A., and Antarctica’s controlling shareholder, the  FAHZ, each contributed all its common and preferred shares in Brahma and Antarctica, respectively, in exchange for AmBev shares of the same type and class.

In connection witih the combination, on July 1, 1999, the FAHZ, Braco S.A., and ECAP, the controlling shareholders of AmBev, as well as AmBev and Marcel Telles, Jorge Paulo Lemann and Carlos Alberto Sicupira, entered into a shareholders’ agreement that contains provisions relating to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. Messrs. Telles, Lemann and Sicupira are indirectly part of the control block of InBev Brasil (formerly known as Braco Investimentos S.A.) InBev Brasil holds all of the AmBev shares previously held by Braco S.A. and has succeeded to Braco S.A.’s rights and obligations under the AmBev shareholders’ agreement and had ECAP merged into it on June 24, 2005. For a detailed description of the AmBev shareholders’ agreement, see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

Brazilian antitrust authorities have the power to investigate any transaction that may limit or impair competition, or result in a dominant market position, including transactions that result in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company with annual gross sales of R$400 million or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders’ contribution resulted in a market share for AmBev in excess of 70% of the Brazilian beer market and 20% of the Brazilian soft drinks market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

The CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. On April 7, 2000, CADE approved the controlling shareholders’ contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with soft drinks or other beverages produced by AmBev. On April 19, 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement included:

•
Distribution network: For a period of four years, we had to share our distribution network with at least one regional Brazilian beer company, which cannot have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. On September 10, 2001, after a public bidding process, AmBev signed an agreement for the sharing of AmBev’s distribution network with Eduardo Bier Comercial de Produtos Alimenticios (“Dado Bier”);

•	Plants: For a period of four years, had AmBev decided to close or dispose of any of its beer plants, it had to first offer such plant for sale in a public auction;

•
Dismissals: For a period of five years, if AmBev or any of its subsidiaries had dismissed any employee as a result of the restructuring process related to the combination and other than for cause, AmBev had to attempt to place the employee in a new job, and provide the employee with retraining, as appropriate;

•
Exclusivity: We and our distributors could not demand that points of sale operate on an exclusive basis, except in certain circumstances, including where our investments and improvements were equivalent to a majority of the assets of the point of sale; and

•	Bavaria: A requirement that we sell Antarctica’s Bavaria brand and related assets.

On November 6, 2000, we entered into an agreement with Molson Inc. (which has since merged with Adolph Coors Company to form Molson Coors Brewing Company, “Molson”) for the sale of Bavaria pursuant to the terms of our performance agreement with CADE. Our agreement with Molson provided for an initial purchase price of up to R$416.1 million, of which R$191.4 million was received at that time. Molson agreed to pay an additional R$44.8 million for each 0.5% increase in market share achieved by the Bavaria brand on a yearly basis during a five year period, up to a maximum additional payment of R$224.7 million. A minimum annual market share of 6.5%, in addition to intermediary targets, should have been attained by 2005 to assure receipt of the full contingent price of R$224.7 million. Because the targets have not been met, we have not received any portion of this additional consideration. CADE approved this agreement on December 13, 2000, and the sale was completed on December 20, 2000. The agreement also provided for the sharing of our distribution network for a period of six years, renewable for an additional two-year period at the option of the purchaser. During the first four years,

Molson, in accordance with the agreement, would not have to pay us any commission for the use of the distribution network. On April 30, 2002, Molson decided to terminate the distribution agreement in order to enter into a distribution agreement with The Coca-Cola Company.

Non-compliance with any obligation under the performance agreement may trigger a minimum daily fine of R$5,320 per occurrence. This daily fine could be increased up to a maximum of R$106,410 per occurrence. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders’ contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement. Pursuant to the terms of the performance agreement, AmBev has to file with CADE half yearly reports attesting compliance with its terms and conditions. To date, AmBev has filed nine reports with CADE and is due to file the tenth and last report by August 31, 2005. CADE has analyzed all reports up to the eighth report and, except for the obligations in connection with exclusivity agreements and the closure of plants (in connection with which further information has been required) all other obligations under the agreement have been considered fulfilled up to the date of such reports.

Acquisition of Interest in Quinsa

On January 31, 2003, AmBev consummated the acquisition of an interest in Quinsa, an indirect holding company of Cerveceria y Malteria Quilmes, the largest Argentine brewer, and in Quilmes International (Bermuda) Ltd. (“QIB”), Quinsa’s controlled subsidiary which is the holding company for all Quinsa’s operating subsidiaries. Quinsa owned 85% of the economic interest in QIB as of January 31, 2003. This transaction involved an initial acquisition of 37.5% of the total capital Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest. The transaction included:

•	the purchase of 230.9 million Class A Quinsa shares from Beverage Associates Corp. (“BAC”), for R$1,222.6 million (U.S.$346.4 million);

•
the contribution of AmBev’s brewery assets located in Argentina, Uruguay and Paraguay, with a book value (determined under Brazil GAAP) of R$300.7 million, in exchange for 26.4 million new Class B shares issued by Quinsa; and

•	the purchase of 8.0 million QIB shares from Heineken International Beheer B.V.C. (“Heineken”), a subsidiary of Heineken N.V., for R$206.5 million (U.S.$58.5 million).

During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market for a total consideration of R$243.7 million (U.S.$82.7 million), increasing our total economic interest in Quinsa to 49.7% at December 31, 2003. During 2004, Quinsa conducted certain share repurchases pursuant to its share buy-back program, increasing our total economic interest in Quinsa to 54.8% at December 31, 2004. As of May 2005, our total economic interest in Quinsa increased to 55.2%.

AmBev and BAC are parties to a shareholder’s agreement whereby each shareholder exercises 50% control over the operations of Quinsa. Accordingly, under Brazilian GAAP, Quinsa is proportionaly consolidated and under U.S. GAAP, Quinsa is accounted for under the equity method.

This acquisition granted AmBev access to leading positions in the Argentine, Bolivian, Uruguayan and Paraguayan markets, as well as to Quinsa’s operations in Chile. In addition, following the acquisition, AmBev has been able to distribute the Quilmes brands throughout Brazil. Pursuant to the agreement with BAC, AmBev has a call optin to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for shares of AmBev, which may be exercised by AmBev beginning in April 2009 and in April of each year thereafter.  Conversely, BAC has a put optin to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for shares of AmBev, which may be exercised by BAC beginning in April 2003 and in April of each year thereafter.  The put option held by BAC is immediately exercisable upon a change of control of AmBev occurring prior to January 31, 2006, and will be deemed exercised in the event of a change of control of AmBev occurring after that date. We refer to  these agreements in this annual report as the “Quinsa Put and Call Options”.  BAC did not seek to exercise the put option in connection with the consummation of the InBev-AmBev Transactions.  The price of the shares will be calculated based on the EBITDA of both AmBev and Quinsa at the time of exchange.

The acquisition of AmBev's interest in Quinsa was approved with certain restrictions by the CNDC, the Argentine Antitrust Authority. The main restrictions imposed were:

•
Quinsa and AmBev are required to sell the brands Bieckert, Palermo, Imperial and Norte, as well the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentine Market (the “Purchaser”).

•
Quinsa and AmBev are required to submit documentation to the CNDC, evidencing their commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets to the Purchaser, to have access to Quinsa’s distribution network in Argentina.

•	Quinsa and AmBev must commit to produce the Bieckert, Palermo and Imperial brands in its own plants on behalf of the Purchaser, for a two-year period, as from the date on which such assets are sold.

Companies that produced beer in Argentina may not purchase the assets we are required to sell pursuant to the CNDC's decision; however, in April, 2003, a subsidiary of Compañia Cervecerías Unidas S.A. (“CCU”) filed a lawsuit to be able to participate in any such sale. As a consequence, our compliance with the restrictions has been suspended.

Expansion into the North of Latin America

During 2003 and the first quarter of 2004, we extended our presence in Latin America through a series of transactions in the Northern region of the continent.

On October 24, 2002, AmBev and The Central America Bottling Corporation (“CabCorp”), PepsiCo’s anchor bottler in Central America, agreed to establish a 50-50 joint venture company to explore the beer markets in Central America and the Caribbean. The joint venture, Cerveceria Rio, built a brewing facility in 2003 in the region of Tecolután, Guatemala. Cerveceria Rio started to produce beer in September 2003, when the Brahva brand, an extension of AmBev’s Brahma brand, was launched in Guatemala. In 2004, the sales of Brahva were extended to Nicaragua, and in the beginning of 2005, to El Salvador. Brahva is sold in these three countries through Cabcorp’s distribution network.

On October 14, 2003, we agreed to purchase, through our Peruvian subsidiary AmBev Peru, certain production and distribution assets from Embotelladora Rivera, including two soft drinks bottling plants, for a consideration of R$ 86.7 million. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In connection with our expansion in Peru, in May 2005 we finalized a brewing and soft drinks bottling facility in the region of Lima, with an estimated investment of approximately R$92.1 million.

On December 2, 2003, we acquired 80% of the voting rights and economic interest of Cerveceria Suramericana in Ecuador, the owner of a brewing facility in the city of Guayaquil, with an annual production capacity of 900,000 hectoliters. This company ws valued at an amount equivalent to its existing debt (approximately U.S.$45 million), and was renamed AmBev Ecuador after we acquired it. In October 2004, we launched the Brahma brand in the local market.

On February 12, 2004, we acquired a 51.0% voting and economic interest in Embotelladora Dominicana, C. per A. (“Embodom”), PepsiCo’s bottler for the Dominican Republic bottler, for U.S.$60.0 million. AmBev’s stake will be increased to 66.0% by the end of 2005 through an asset contribution to Embodom consisting of U.S.$ 10 million and a brewing facility in the region of Santo Domingo, which is currently under construction.

InBev-AmBev Transactions

Summary

On March 3, 2004, various entities controlled by AmBev’s former controlling shareholders, Messrs. Lemann, Telles and Sicupira, entered into an agreement (the “Contribution and Subscription Agreement”) with InBev and InBev’s controlling shareholders to exchange their controlling interest in AmBev (consisting of approximately 8.25 billion AmBev common shares) for 141,712,000 newly-issued ordinary shares of InBev.

Also on March 3, 2004, AmBev entered into an agreement (the “Incorporação Agreement”) through which an indirect holding company of Labatt, one of the leading brewers in the Canadian market, would be merged into

AmBev. AmBev issued to InBev, the former owner of Labatt, approximately 7.9 billion AmBev common shares and 11.4 billion AmBev preferred shares.

On August 27, 2004, with the completion of the transactions contemplated by these agreements, which we refer to collectively as the “InBev-AmBev Transactions”:

•	Labatt became a wholly owned subsidiary of AmBev;

•	Interbrew S.A./N.V. was renamed InBev S.A/N.V.;

•
InBev acquired a total of 16,120,095,140 AmBev common shares and 11,398,181,319 AmBev preferred shares, representing a 68.6% voting interest and a 49.8% economic interest in AmBev as of August 31, 2004. Pursuant to Brazilian law, InBev was required to conduct, following the consummation of the agreements above mentioned, a mandatory tender offer (“MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed on March 29, 2005, and InBev acquired an additional 2,960,070,177 AmBev common shares, increasing its stake in AmBev to a 81.0% voting interest and 55.9% economic interest as of April 30, 2005; and

•
Messrs. Lemann, Telles and Sicupira acquired 141,712,000 InBev shares, representing approximately a 24.7% voting and economic interest in InBev; Messrs. Lemann, Telles and Sicupira, together with InBev’s existing controlling shareholder group, jointly and equally, indirectly through a holding company named Stichting Interbrew, exercise control over approximately 321,712,000 InBev shares, representing approximately a 56% voting and economic interest in InBev.

AmBev believes these transactions will allow AmBev to develop a presence in the Canadian beer market, provide an opportunity for InBev to sell AmBev’s brands under license in the countries where InBev operates, and offer the potential for AmBev to benefit from InBev’s brand portfolio in countries where AmBev operates.

Acquisition of Labatt - Incorporação Agreement

On March 3, 2004, AmBev entered into the Incorporação Agreement with InBev, Labatt and Mergeco. Pursuant to the Incorporação Agreement, Mergeco was merged into AmBev by means of an Incorporação under Brazilian law, and InBev indirectly received approximately 7.9 billion newly issued AmBev common shares and approximately 11.4 billion newly issued AmBev preferred shares. Mergeco held 99.9% of the capital stock of Labatt ApS. As a result, with the completion of the Incorporação, AmBev held 99.9% of the capital stock of Labatt ApS, and indirectly, of Labatt, as well as C$1.3 billion of third-party net debt then held by Labatt and its subsidiaries. AmBev did not, however, receive assets held by Labatt USA L.L.C., as those were transferred to InBev prior to the closing of the Incorporação Agreement.

AmBev accounted for this transaction as an acquisition of Labatt for both Brazilian GAAP and U.S. GAAP reporting. The U.S. GAAP reporting was based on the substantive participating rights that FAHZ enjoys under the AmBev Shareholders’ Agreement.

Contribution and Subscription Agreement

On March 3, 2004, S-Braco Participações S.A., Rougeval Limited, Tinsel Investments Inc., ECAP, Braco S.A., Braco Management Inc., Tinsel Participações Ltda., Tinsel Investments S.A. (“Tinsel Lux”), BRC S.A. (“BRC”) and Bracopar S.A. (collectively, the “SB Group Companies”) entered into the Contribution and Subscription Agreement with the Stichting Interbrew (the “Stichting”), Eugénie Patri Sébastien (“EPS”), and InBev. Messrs. Lemann, Telles and Sicupira controlled, directly or indirectly, all of the SB Group Companies. The Stichting is a foundation organized under Dutch law which held, as of March 3, 2004, on behalf of EPS and affiliates of EPS approximately 275.1 million ordinary shares of InBev, representing approximately 63.7% of the outstanding ordinary shares of InBev.

On August 27, 2004, upon completion of the transactions contemplated by the Contribution and Subscription Agreement, BRC contributed to InBev 100% of the capital stock of Tinsel Lux that indirectly owned (i) a total of approximately 4.2 billion AmBev common shares and (ii) approximately 98.64% of the capital stock of ECAP, which directly held approximately 4.0 billion AmBev common shares. In exchange for the contribution to InBev of 100% of the capital stock of Tinsel Lux, InBev issued to BRC approximately 141.7 million ordinary shares of InBev.

Upon completion of the transactions contemplated by the Contribution and Subscription Agreement, Messrs. Lemann, Sicupira and Telles beneficially owned, through their interests in BRC, the InBev shares acquired by BRC, and InBev beneficially owned the AmBev common shares that were beneficially owned by Messrs. Lemann, Sicupira and Telles by virtue of their interests in the SB Group Companies.

Mandatory Tender Offer

As required by Brazilian law, InBev launched on February 14, 2005 a MTO for all common shares of AmBev not owned by it, offering to AmBev common shareholders who tendered their common shares (a) a cash payment option, consisting of an amount in reais equal to €353.28 for each 1,000 AmBev common shares tendered and (b) a stock payment option, consisting of 13.827166 InBev ordinary shares for each 1,000 AmBev common shares tendered. On March 29, 2005, the auction consummating the MTO took place on the premises of the São Paulo Stock Exchange (“Bovespa”) and on March 31, 2005, InBev announced that 1,612,915,545 AmBev common shares were tendered in exchange for the cash payment option in the auction and 1,347,155,632 AmBev common shares were tendered in exchange for the stock payment option in the auction. As a result of the settlement of the MTO on May 3, 2005, InBev acquired (directly and indirectly) 2,960,070,177 AmBev common shares.

InBev Shareholders’ Agreement

According to publicly-available information, we understand that, in connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, an affiliate of EPS, Rayvax Société d’Investissements S.A.  (“Rayvax”) and the Stichting entered into a shareholders agreement (the “InBev Shareholders’ Agreement”) that became effective on August 27, 2004. The InBev Shareholders’ Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev as well as the transfers of interests in InBev. On August 27, 2004, BRC transferred all 141,712,000 of its InBev shares to the Stichting in exchange for 141,712,000 Stichting certificates, and EPS held 180,000,000 Stichting certificates (representing 180,000,000 million InBev shares). As of December 31, 2004, the 321,712,000 InBev shares held by the Stichting represented 55.8% of all issued and outstanding InBev shares at that time. Pursuant to the terms of the InBev Shareholders’ Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the InBev shares held by the Stichting.

The InBev Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their InBev shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 InBev shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 InBev shares). In addition, the InBev Shareholders’ Agreement requires certain affiliates of EPS whose InBev shares are not held through the Stichting to vote their InBev shares in the same manner as the InBev shares held by the Stichting and will restrict such affiliates’ ability to transfer their InBev shares in a manner that would disrupt the orderly trading of the InBev shares. In addition, under the InBev Shareholders’ Agreement, EPS and BRC agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions.  The InBev Shareholders’ Agreement will remain in effect for an initial term of 20 years from August 27, 2004. Thereafter, the InBev Shareholders’ Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement.

Investment Grade Status

In December 2004, Standard & Poor’s raised AmBev’s risk rating denominated in foreign currency from BB- to BBB-, three levels above the Brazilian government’s sovereign risk, making AmBev the first Brazilian company to obtain the investment grade status.

Merger of CBB into AmBev

On May 31, 2005, in order to simplify AmBev’s corporate structure, CBB merged into AmBev. AmBev held 99.99% of CBB, and issued 26,585 new AmBev common shares to CBB minority shareholders, representing an increase in AmBev’s shareholders’ equity of approximately R$4,000.

Share Dividend

On May 31, 2005, the Board of Directors of AmBev approved a share dividend to each shareholder of AmBev at a rate of one  common share for every five preferred shares and/or common shares held by such shareholder on that date. Pursuant to the terms of the share dividend, AmBev issued a total of 10,941,151,072 common shares. As a result of the share dividend, InBev Brazil received an additional 6,095,669,326 common shares, and FAHZ received an additional 848,947,447 common shares. As of May 31, 2005, InBev's voting interest in AmBev was of 73.0%, while its economic interest was 55.7%.

Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and the fifth largest beer producer in the world, according to our estimates. We produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated products in 14 countries across the Americas. We are PepsiCo’s largest bottler outside the United States.

We conduct our operations through three business units:

•
Brazil, which includes three divisions: (i) beer sales (“Beer Brazil”); (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC”); and (iii) sales of malt and by-products to third parties (“Other Products”);

•
Hispanic Latin America (“HILA”), which includes AmBev’s stake in Quinsa, and the operations of our subsidiaries in the Dominican Republic, Ecuador, Guatemala (which also serves Nicaragua and El Salvador), Peru and Venezuela. We refer to our HILA operations, excluding Quinsa and its subsidiaries, as “HILA-ex”); and

•	North America, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States.

The following map illustrates the main locations where our business units operate:

The following table presents a breakdown of our net revenues by business division:

	Net Proceeds Year ended December 31,
	2004		2003		2002
Brazil	8,525.9	71.0%	7,637.7	88.0%	6,928.9	94.6%
Beer Brazil	6,907.4	57.5%	6,114.6	70.4%	5,546.4	75.7%
CSD & NANC	1,462.8	12.2%	1,332.1	15.3%	1,096.2	15.0%
Other Products	155.8	1.3%	190.9	2.2%	286.3	3.9%
HILA	1,922.1	16.0%	1,046.1	12.0%	396.3	5.4%
Quinsa(1)	1,153.0	9.6%	773.7	8.9%	−	−
HILA-ex	769.1	6.4%	272.4	3.1%	396.3	5.4%
North America(2)	1,558.8	13.0%	−	−	−	−
AmBev Consolidated	12,006.8	100.0%	8,683.8	100.0%	7,325.2	100.0%
_______________
(1) Quinsa’s net revenues in proportion to AmBev’s economic stake in Quinsa.
(2) Consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes Year ended December 31,
	2004		2003		2002
Brazil	76,884.9	70.6%	74,058.4	78.3%	77,650.4	95.2%
Beer Brazil	57,776.8	53.1%	55,260.2	58.4%	58,009.6	71.1%
CSD & NANC	19,108.2	17.6%	18,798.3	19.9%	19,640.8	24.1%
Other Products	−	−	−	−	−	−
HILA	28,333.2	26.0%	20,301.3	21.7%	3,909.1	4.8%
Quinsa(1)	22,145.9	20.3%	18,514.6	19.6%	−	−
HILA-ex	6,187.2	5.7%	2,056.6	2.2%	3,909.1	4.8%
North America(2)	3,621.3	3.3%	−	−	−	−
AmBev Consolidated	108,839.4	100.0%	94,629.6	100.0%	81,559.5	100.0%

_______________
(1) Includes 100% of the sales volumes of Quinsa.
(2) Consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

Business Strategy

We aim to continuously improve economic value added (“EVA”). Based on this strategy our main drivers are:

•	our people and culture;

•	top line growth;

•	distribution efficiency and execution;

•	permanent cost and expense reduction; and

•	financial discipline.

Our People and Culture

We are aware of the value and importance of  highly qualified, motivated and committed employees. We carefully manage our hiring and training process with a view to maintaining outstanding professionals among our ranks.  In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees – Compensation – Profit Sharing Plan”).

Another core element of our culture is our distinguished managerial capabilities, which is summarized by: (i) hardworking ethos; (ii) results focused evaluations; (iii) the encouragement of our executives  to act as owners, not only managers; (iv) leadership through personal example; and (v) appreciation for field experience.

Top Line Growth

We are constantly seeking sustainable growth in our net revenues, primarily through four different initiatives:

•	Portfolio management: we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

•	Maximize share of consumer expenditure: we seek to maximize our share of the consumer’s expenditure in our products;

•
Market share: we are committed to maintaining and strenghtening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

•	Increase per capita consumption: based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

Distribution Efficiency and Execution

Delivering national beer brands to hundreds of thousands of points of sale is the most complex feature of our business. In recent years, we have been focusing on direct distribution in major cities while still strengthening our third-party distribution system.  In Brazil, for instance, instead of operating three inherited, parallel, single-brand systems (each of them dedicated to one of our major brands, Skol, Brahma and Antarctica), we are shifting towards a multi-brand network of distributors committed to handling all of our brands.

In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beer refrigerators designed and built to chill beer at the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost and Expense Reduction

Cost and expense control is one of our employee’s top priorities. Each of our departments must comply with its respective annual budget for fixed costs; the employees of those departments which exceed the budget are not entitled to bonuses.

As a measure to avoid unnecessary expenses, we have designed a management control system inspired in zero-base budgeting procedures. That system demands that every manager builds the annual budget for his or her respective department from scratch.

Financial Discipline

We have a policy of not retaining unnecessary cash. Through a combination of dividends and share buy-backs, we have returned to our shareholders the cash flow generated by our operations, after allocating funds for our operational needs and investment plans.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the start of the summer and major holidays in the regions. Therefore, in the Southern Hemisphere (Brazil and HILA) volumes are usually stronger in the fourth quarter due to early summer and year-end festivities. In North America volumes are stronger in the second and third quarters due to the summer season. This is demonstrated by the table below, which sets forth our volumes by quarter and business division:

	2004 Quarterly Volumes
	(As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2004
Brazil	23.2%	21.1%	24.0%	31.7%	100.0%
Beer Brazil	22.8%	21.0%	24.3%	31.9%	100.0%
CSD & NANC	24.3%	21.4%	23.1%	31.2%	100.0%
HILA	26.5%	19.6%	22.4%	31.5%	100.0%
Quinsa	27.9%	18.5%	21.5%	32.1%	100.0%
HILA-ex	21.4%	23.6%	25.5%	29.5%	100.0%
North America(1)	19.6%	28.6%	27.2%	24.6%	100.0%
AmBev Consolidated	23.6%	21.5%	23.9%	31.0%	100.0%
(1) Results for North America reflect the total volumes for Labatt in 2004.

Description of The Markets Where We Operate

Brazil

The Brazilian beer market

In 2004, Brazil was the world’s fourth largest beer market in terms of volume. According to Canadean, total sales volumes in 2004 reached 84.5 million hectoliters. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliters glass bottles. The second most important packaging presentation is the 350 milliliters one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of May 2005, according to ACNielsen, we had a 68.3% market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 12.7% market share; Molson with a 8.7% market share; and Cervejaria Petrópolis S/A with a 5.2% market share.

Distribution represents one of the most complex features in this market, as the retail channel is fragmented into more than one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving more than 300 operators. The other branch is our proprietary direct distribution system, involving more than 30 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “–Business Strategy”.

The Brazilian soft drinks market

The soft drinks market in Brazil is comprised of many different segments, including carbonated soft drinks (“CSD”), bottled water, isotonics, iced teas, juices and juice drinks. The CSD segment is the most relevant one for us, representing more than 90% of the profits or our CSD & NANC business unit. We also sell isotonics, iced tea and bottled water.

In 2004, Brazil was the world’s third largest CSD market, after the United States and Mexico. The main flavors are (i) black cola, (ii) guaraná, (iii) orange, and (iv) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in 2-liters one-way PET bottles, for off-premise consumption. Specifically for our portfolio, the 350 milliliters one-way aluminum can is also an important packaging presentation, and is mainly sold in supermarkets.

Our main competitor in this market is The Coca Cola Company, which operates in Brazil though approximately 20 bottlers. As of May 2005, according to ACNielsen, The Coca Cola Company family of brands had a 53.3% market share in the Brazilian soft drinks market, while we had a market share of 16.4%. Apart from The Coca Cola Company, we face competition from small regional producers, that produce what is usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the guaraná flavor segment, and Pepsi Cola, which is sold under license from PepsiCo. We also have in our portfolio the brands Gatorade, in the isotonics market, and Lipton Ice Tea, in the iced tea market.

Our CSD & NANC products are sold through the same distribution system used for beer.

HILA

Quinsa

A description of the beer and soft drink markets in the regions where Quinsa operates can be found in Quinsa’s annual report on Form 20-F, which will be filed with the Securities and Exchange Commission. Please refer to that description for an understanding of the Quinsa market.

HILA-ex

Central America (including Guatemala, El Salvador and Nicaragua)

According to Canadean, the beer markets in Central America where we operate had combined annual sales volumes of 3.3 million hectoliters in 2004. In these markets, beer is predominantly sold in returnable bottles in small retail stores.

In El Salvador, the main packaging presentation is the returnable, 12oz. glass bottle. Our main competitor in El Salvador is the market leader, a local subsidiary of SABMiller plc.

In Guatemala, the main packaging presentation is the returnable, 12oz. glass bottle. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, 1.0 liter glass bottle. Our main competitor  in Nicaragua is the market leader, which is a joint venture among Guatemala’s Cerveceria Centro Americana and a Costa Rican investor’s group named Florida Ice & Farm.

In all three of these markets we sell our Brahva brand, which is distributed through CabCorp’s distribution system, jointly with CabCorp’s soft drinks portfolio.

The Dominican Republic

The Dominican CSD market

According to our estimates the Dominican CSD market annual sales volumes were 2.4 million hectoliters in 2004. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We are the leading player in that market, and compete with The Coca Cola Company, represented by its local bottler.

We entered the Dominican CSD market in February 2004 through the acquisition of a controlling stake in Embodom, PepsiCo’s Dominican Republic bottler. Our main brands in that country are Red Rock, Pepsi Cola and Seven UP (the latter two under license from PepsiCo).

Our Dominican Republic distribution system is comprised of direct distribution operations and third-party distributors.

The Dominican beer market

According to Canadean, the Dominican beer market annual sales volumes are estimated at 2.8 million hectoliters in 2004. The main packaging presentation in that country is the returnable, 650 milliliters glass bottle, which is predominantly sold in small retail stores. Currently, only one brewer, Cerveceria Presidente, operates in the

Dominican market. Cerveceria Presidente is a joint venture among local investors and a subsidiary of the Altria Group, Inc.

In connection with our expansion in the Dominican CSD market, we are building a brewing and soft drinks bottling facility in the region of Santo Domingo, which will allow us to start selling beer in that country. The plant is expected to start operations by the fourth quarter of 2005.

We expect to sell beer in the Dominican Republic through the same distribution system used in the CSD business.

Ecuador

According to Canadean the Ecuadorian beer market annual sales volume is estimated at 3.2 million hectoliters in 2004. The main packaging presentation in that country is the returnable, 578 milliliters glass bottle, predominantly sold in small retail stores. The leading player in that market is the Colombian brewer, Grupo Empresarial Bavaria.

We entered the Ecuadorian beer market through the acquisition of Cerveceria Suramericana in December 2003, which had by that time less than 5% market share through its own Biela brand. In October 2004, we discontinued Biela and launched the Brahma brand in Ecuador.

Our distribution system in Ecuador is comprised of direct distribution operations and third-party distributors.

In 2004, we entered into a legal dispute with Grupo Empresarial Bavaria, claiming the right to use common-shaped returnable beer bottles (578 milliliters) that are widely available in the local market.  The purpose of the dispute is to allow full interchangeability between our bottles and those carried by other market players.  Ecudorian courts have not yet reached a final decision on this matter, and we cannot anticipate when the dispute will be resolved.  We currently use a proprietry returnable beer bottle (578 mililiters) in Ecuador.

Peru

The Peruvian CSD market

According to our estimates, the Peruvian CSD market annual sales volumes were 11.5 million hectoliters in 2004. The main packaging presentation in that country is the 3.0 liters one-way PET bottle, which is predominantly sold in small retail stores. The leading player in that market is The Coca Cola Company, represented by its local network of bottlers. We also face competition from small regional producers, that produce what is usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold for a significantly lower price than our products.

We entered the Peruvian CSD market in November 2003 through the acquisition of certain production and distribution assets from Embotelladora Rivera, including the PepsiCo franchise for the region of Lima and northern Peru. The main brands that we sell in Peru are Concordia, Pepsi Cola and Triple Kola, all of which are sold under license from PepsiCo.

Our distribution system in Peru is comprised of direct distribution operations and third-party distributors.

The Peruvian beer market

According to Canadean, the Peruvian beer market annual sales volumes are estimated at 6.5 million hectoliters in 2004. The main packaging presentation in that country is the returnable, 620 milliliters glass bottle, which is predominantly sold in small retail stores. The market leader is the Colombian brewer, Grupo Empresarial Bavaria.

In connection with our expansion in the Peruvian CSD market, we finalized in May 2005 a brewing and soft drinks bottling facility in the region of Lima, which allows us to start selling the Brahma beer brand in that country.

The same distribution system used in Peru for our CSD business is also used for the beer sales.

In 2004, we entered into a legal dispute with Grupo Empresarial Bavaria, claiming the right to use common-shaped returnable beer bottles (620 milliliters) that are widely available in the local market.  The purpose of the dispute to allow full interchangeability between our bottles and those carried by other market players.  Peruvian courts have not yet reached a final decision on this matter, and we cannot anticipate when the dispute will be resolved.  We currently use a 1.1 liter returnable beer bottle in Peru.

Venezuela

According to Canadean, the Venezuelan beer market annual sales volumes are estimated at 14.8 million hectoliters in 2004. The main packaging presentation in that country is the returnable, 222 milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cerveceria Polar, the market leader, and Cerveceria Regional, the second largest player.

Our main brands in Venezuela are Brahma and Brahma Light, and our distribution system is comprised of direct distribution operations and third-party distributors.

North America

Our North America business unit is represented by Labatt’s operations, which include domestic beer sales in Canada and exports of Canadian brands to the United States.

According to Canadean, the annual sales volumes in the beer market in Canada are estimated at 21.8 million hectoliters in 2004. The main packaging presentation in that country is the returnable, 341 milliliters glass bottle, which is predominantly sold in privately-owned and government-owned retail stores. Our main competitor in Canada is Molson, which has a market share similar to ours (approximately 42.0%). We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”), Moosehead Breweries Ltd. and Lakeport Brewing Corporation.

Our main brands in Canada are Budweiser (brewed and sold under license from Anheuser-Busch, Inc.)  ("Anheuser-Busch")), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own in partnership with Molson and Sleeman, a distribution and retail company named Brewers Retail Inc., the retail component of which carries out business as The Beer Store (“TBS”). TBS and the Liquor Control Board of Ontario, a chain of liquor stores owned by the government of the Province of Ontario (“LCBO”), own the exclusive rights to sell beer for off-premise consumption in Ontario. TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

Domestic brewers are entitled to hire the distribution and retail services of TBS, which charges a one-off fee for the registration of each stock keeping unit in its portfolio, plus a fee for service for each case delivered to the LCBO or sold in its proprietary stores.

TBS also serves points of sale in Ontario where beer is consumed on premise; there are, however, no rights for exclusive supply. Any brewer can sell its products directly to points of sale where beer is consumed on premise.

AmBev, Molson and Sleeman share all the seats on the board of TBS, with AmBev and Molson jointly controlling its operations.

Distribution in Quebec

Quebec is the province in Canada with the second largest beer consumption. In this province there is no exclusive rights for the sales of beer, and both the on-premise and off-premise sales channels are mostly comprised of privately owned stores.

We sell our products in Quebec through a direct sales system.

Distribution in the Western Provinces

In the Western Provinces (including Alberta, British Columbia, Manitoba, Saskatchewan, the Yukon and the Northwest Territories), we and Molson own a joint-venture company that distributes our and Molson’s products to the retail stores.

Distribution in the Atlantic Provinces

We sell our products through a network of third-party distributors in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island).

Exports to the United States

We sell some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA (previously Labatt USA, L.L.C.), a subsidiary of InBev. We have no written agreement to sell through InBev USA. See “Major Shareholders - Related Party Transactions”.

Beer and Soft Drink Production Process

Beer production involves several raw material and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called “malting”. Malt is mixed with water, hops and adjuncts (corn syrup, grits or rice, for instance) in the proportions necessary to obtain the desired taste. The resulting mixture is called “wort”. Wort is fermented with selected yeasts to produce beer, which is then filtered and bottled. In addition to these inputs, delivery of the product to consumers requires packaging such as bottles, aluminum or steel cans, labels and crown caps.

Soft drinks are produced by mixing water, flavored concentrate and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, with artificial sweeteners, and concentrate. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is bottled. In addition to these inputs, delivery of the product to consumers requires packaging such as PET bottles, aluminum or steel cans, labels and plastic closures.

For information on our production facilities, see “— Property, Plant and Equipment”.

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malting barley, malt, gritz, corn syrup, rice, hops and water.

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, over half of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

Our most significant malt suppliers are Canada Malting, Soufflet, Boortmalt and Malterias Unidas. Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from farmers resident in Brazil, Argentina and Uruguay. Barley prices depends on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world.

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe.  The supply of hops is concentrated by few international companies, namely the Barth - Haas Group, Yakima Chief, Inc., Hopsteiner and HVG Hopfenverwertungsgenossenschaft. There are generally several suppliers available to meet our needs.

Adjuncts

Corn syrup, gritz and rice are purchased locally by each one of our operations and are generally widely available.

  Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utilities companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per hectoliter produced. We do not foresee any shortage in our current water supply.

Soft drinks

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná fruit

We have a 505 hectare farm that provides us with 50 to 60 tons of guaraná berries per year, or about 18% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brands. The concentrate for Pepsi soft drink products is purchased from PepsiCo.

  Sugar

Sugar is widely available and is purchased locally by each of our operations. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Quantitative and Qualitative Disclosure about Market Risk”.

Other

We produce all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit flavored soft drinks.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We enter into derivative instruments to avoid the impact of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Quantitative and Qualitative Disclosures About Market Risk”. For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

Our main can suppliers are Rexam, Latapack Ball, Metalic and Crown-Cork. We generally purchase all of the glass bottles used in packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and soft drink primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to the FAHZ. Plastic closures are principally purchased from Alcoa Aluminio and Crown-Cork. PET pre-forms are principally purchased from Amcor. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

Regulation

All our operations are subject to local governmental regulation and supervision, including (i) labor laws; (ii) social security laws; (iii) public health, consumer protection and environmental laws; (iv) securities laws; and (v) anti-trust laws. In addition, regulations exist to (i) ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (ii) place restrictions on beer consumption.

Environmental laws in the countries where we operate are mostly related to (i) the conformity of our operating procedures with environmental standards regarding, among other issues, the emission of gas and liquid effluents and (ii) the disposal of one-way packaging.

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	Each country has a minimum legal drinking age that is established by the government; the legal drinking age varies from 18 to 21 years.

•	Some local and federal governments require that retail stores own special licenses for the sales of alcohol; this is the case in Venezuela, some regions of Argentina and Canada.

•
Some local governments in Canada establish a minimun price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another.

•	Beer sales in the off-premise channel in Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government owned stores.

•
Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by AmBev, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry and recently the Government of Ontario has established an independent panel to review beverage alcohol policies in Ontario, and as part of this exercise The Beer Store is undergoing heightened government scrutiny.  It is difficult to determine the approach that the Government will take.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (i) the media channels used, (ii) the contents of advertising campaigns; and (iii) the time and places where beer can be advertised.

Licenses

AmBev entered into long term agreements with PepsiCo whereby AmBev was granted the exclusive right to bottle, sell-, and distribute certain brands of PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017.  See “Additional Information—Material Contracts”.  AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for the majority of the Argentine territory and Uruguay.

In 2004, sales volumes of PepsiCo products represented 38.5% of total CSD & NANC sales volumes in Brazil, 64.8% of total CSD & NANC sales volumes in the Dominican Republic and all of CSD & NANC sales volumes in Peru.

Effective January 1, 1998, Labatt entered into long term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire January 1, 2098 and are renewable by either party for a second term of 100 years.

In the period from September through December 2004, the Anheuser-Busch brands sold by Labatt represented 25.7% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

On March 21, 2005, AmBev and InBev entered into a 10-year cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Since March 23, 2005, InBev has launched the Brahma brand in the United States and in a number of European countries such as United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of the Stella Artois brand in Brazil on June 28, 2005.  In addition, Labatt and InBev have an arrangement through which Labatt can distribute Stella Artois branded beer in Canada. See “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of excise tax and value-added tax. The amount of sales taxes charged on our beer products in 2004 represented as a percentage of gross sales was: 55.3% in Brazil; 24.6% in Canada; 13.1% in Central America; 31.3% in Ecuador; and 31.4% in Venezuela. A description of taxation on beer in the markets where Quinsa operates can be found in Quinsa’s annual report on Form 20-F, which will be filed with the Securities and Exchange Commission. Please refer to that description for an understanding of the Quinsa market.

Government decisions to increase taxation on beer may affect significantly the profitability of our business.

  CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of excise tax and value-added tax. The amount of sales taxes charged on our CSD & NANC products in 2004 represented as a percentage of gross sales was: 46.8% in Brazil; 9.0% in the Dominican Republic; and 41.1% in Peru. A description of taxation on CSD & NANC in the markets where Quinsa operates can be found in Quinsa’s annual report on Form 20-F, which will be filed with the Securities and Exchange Commission. Please refer to that description for an understanding of the Quinsa market.

Government decisions to increase taxation on CSD & NANC may affect significantly the profitability of our business.

Organizational Structure

AmBev is 55.7% owned by InBev, and is part of the InBev group of companies. InBev is currently the world’s largest platform for beer sales, and AmBev is in charge of operations in South, Central and North America (excluding Cuba and the United States).

Since the merger of CBB into AmBev on May 31, 2005, AmBev conducts the bulk of its operations in Brazil directly. It is also the indirect holding company for Labatt, the operations of HILA-ex and our stake in Quinsa and QIB. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of May 31, 2005 on total share capital owned. For a list of our material subsidiaries, see Exhibit 8.1 to this annual report.

Property, Plant and Equipment

Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Brazil, Canada, the Dominican Republic, Ecuador, Guatemala (from which we also serve the beer markets of El Salvador and Nicaragua), Paraguay, Peru, Uruguay, Venezuela and Quinsa’s brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Paraguay and Uruguay. In May 2005, our beer plant in the metropolitan region of Lima, Peru, started operations, and we currently have one beer plant under construction in the Dominican Republic, which is expected to start operations in the fourth quarter of 2005. The capital expenditure requirements to finalize the plant in the Dominican Republic are estimated at R$90.8 million. Additionally, in 2005 we closed one brewer in New Westminster, British Columbia, Canada, and we have announced the closing of our brewery in Toronto, Ontario, Canada.

In 2004, our aggregate beer and soft drink production capacity was 158.1 million hectoliters per year. Our total annual beer production capacity was 114.2 million hectoliters. Our total soft drink production capacity was 43.9 million hectoliters.  These figures do not include facilities operated by Quinsa.

The following is a list of our principal production facilities (excluding facilities operated by Quinsa):

Brazil		HILA-ex		North America
Plant	Type of Plant	Plant	Type of Plant	Plant	Type of Plant
Agudos, São Paulo	Beer	CACN, Venezuela	Beer	St. John’s	Beer
Brasília, Federal District	Beer	Cerveceria Rio, Guatemala	Beer	Halifax	Beer
Curitiba, Paraná	Beer	Cerveceria Suramericana, Ecuador	Beer	Montreal	Beer
Equatorial, Maranhão	Beer	Huachipa, Peru	Beer	London	Beer
Estrela, Rio Grande do Sul	Beer			Toronto(42)	Beer
Goiânia, Goiás	Beer	Embodom, Dominican Republic(1)	Mixed	Edmonton	Beer
Jacareí, São Paulo	Beer			Creston	Beer
Lages, Santa Catarina	Beer	Lima, Peru(2)	Soft Drinks	New Westminster(53)	Beer
Montenegro, Rio Grande do Sul	Beer	Sullana, Peru	Soft Drinks
Natal, Rio Grande do Norte	Beer	Barranca, Peru(3)	Soft Drinks
Aguas da Serra, São Paulo	Beer
		Cympay, Uruguay	Malt
Águas Claras, Sergipe	Mixed	MUSA, Uruguay	Malt
Aquiraz, Rio Grande do Norte	Mixed	Maltería Pampa, Argentina	Malt
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
Jacarepaguá, Rio de Janeiro	Mixed
João Pessoa, Paraíba	Mixed
Nordeste, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed

Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks

Manaus, Amazonas	Crown Cap
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
_____________

(1)	The Embodom plant’s beer line is currently under construction.
(2)	The Toronto brewery will be closed in the second half of 2005 as part of a production rationalization plan.
(53)	The New Westminster brewery was closed in the first half of 2005 as part of a production rationalization plan.

Operating and Financial Review and Prospects

OPERATING RESULTS

Introduction

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

We have prepared our audited consolidated financial statements as of December 31, 2004, 2003 and 2002 and for the three years ended December 31, 2004 in Brazilian Reais in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The audited financial statements included elsewhere in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders’ equity to U.S. GAAP, a discussion of the reconciling differences in accounting principles, and the presentation of the U.S. GAAP condensed balance sheets and statements of operations in Brazilian reais.

AmBev’s discussion and analysis of its financial condition and results of operations are based upon its primary financial statements. As a result, the financial information and related discussion and analysis contained in this Item are in accordance with Brazilian GAAP and figures are in reais, unless otherwise stated.

Critical Accounting Policies

Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	Goodwill, Intangible Assets and Amortization

•	Pensions, Employee Benefits and FAHZ Net assets

•	Contingencies

•	Deferred tax

•	Accounting for derivatives

Goodwill, Intangible Assets and Amortization

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada, on August 27, 2004. The accounting for goodwill and intangible assets under Brazilian GAAP remains unchanged, with goodwill amortized over defined finite periods, as disclosed in note 2(k) to our financial statements.

Under Brazilian GAAP, net goodwill was R$18,170.4 million and R$1,687.3 million at December 31, 2004 and 2003, respectively. This was net of accumulated amortization of R$4,779.1 million and R$689.6 million, respectively, and negative goodwill of R$175.1 million and R$176.9 million, respectively. The amortization charge for the purposes of Brazilian GAAP was R$803.6 million for the year ended December 31, 2004 and R$252.4 million for the year ended December 31, 2003.

Under U.S. GAAP, net goodwill was R$13,418.9 million and R$253.5 million at December 31, 2004 and 2003, respectively. SFAS No. 142, “Goodwill and Other Intangible Assets,” became effective for acquisitions after

June 30, 2001. This standard requires that goodwill no longer be amortized but tested annually for impairment, and we therefore ceased to amortize goodwill as from January 1, 2002. The amortization expense under U.S. GAAP related to goodwill was nil for the years ended December 31, 2002,  2003 and 2004. Our intangible assets with definite useful lives continue to be amortized over the estimated useful lives of these assets.

Our goodwill was grouped into reporting units and tested for impairment in 2004, 2003 and 2002 under the guidance of SFAS No. 142. Reassessment of lives of all intangible assets and specific tests for impairment of intangible assets with finite lives will continue to be performed annually to determine the need for impairment provisions and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Factors which could trigger an impairment adjustment include the following:

•	significant underperformance relative to expected historical or projected future operating results of reporting units,

•	significant changes in the manner we used the acquired assets or the strategy for our overall business or use of trade names, or

•	significant negative industry or economic trends.

During 2004, as a result of the decision from the Brazilian antitrust authorities that AmBev must sell its Marathon brand, we recorded an impairment provision totaling R$26.1 million. No goodwill impairment existed at December 31, 2003 and 2002.

Employee Benefits and the FAHZ Net Assets

The FAHZ, one of AmBev’s controlling shareholders, provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in note 13 (c) to the audited financial statements included elsewhere in this report. Prior to the combination with Antarctica, Brahma also provided the same benefits through the Brahma Welfare Foundation (“BWF”). The assets of BWF were merged into the FAHZ on October 27, 2000 and the former ceased to exist.

AmBev can contribute up to 10% of its consolidated net income to support the FAHZ. At December 31, 2004, the FAHZ owned 16.1% of AmBev’s outstanding voting shares and 7.8% of AmBev’s total outstanding shares. See “Major Shareholders and Related Party Transactions”.

Brazilian GAAP Accounting

The FAHZ, which provides medical and other post-retirement benefits to our employees in Brazil, is a legally distinct entity for the purposes of Brazilian GAAP. Under Brazilian GAAP, we do not include the assets and liabilities of the FAHZ within our financial statements.

Under Brazilian GAAP, we account for all benefit obligations provided by us, including those in relation to the FAHZ, in accordance with the IBRACON Accounting Standard and Procedure NPC No. 26, “Pensions and Post-retirement benefits”. This standard requires the comprehensive recording of pension obligations and expenses on an actuarial basis. We elected pursuant to NPC No. 26 to reduce shareholders’ equity at December 31, 2001 to reflect the accumulated obligation for the actuarial liability due to the FAHZ by R$40.6 million (R$61.5 million, net of R$20.9 million deferred tax). We also recorded against our shareholder’s equity the liability related to the benefits which we provide directly to our employees, totaling R$36.7 million (R$55.6 million, net of R$18.9 million deferred tax), on December 31, 2001. Prior to the implementation of NPC No. 26, for the year ended December 31, 2000, AmBev expensed all pension and post-retirement contributions, including those made by AmBev to the FAHZ, directly to the statement of operations on an accrual basis without recognition of the actuarial obligation. From January 1, 2002, we recognized in income a charge to pensions and post-retirement benefits to reflect the change in the actuarial obligation, less the fair value of plan assets and the effect of deferrals.

Plan assets of the AmBev Pension Fund (“IAPP”) include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Following an actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2004 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, on December 31, 2004, AmBev included in the actuarial determination of the pension obligation at December 31, 2004 and 2003 a valuation allowance of R$195.2 million and R$167.1 million against the plan assets. This allowance affected the pension charge/benefit as from 2003.

U.S. GAAP Accounting

Under U.S. GAAP, the net assets of the FAHZ, excluding the actuarial liability and its operating expenses, are included in the determination of shareholders’ equity and net income of AmBev, as such assets are not considered to be plan assets as defined by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, since they are not segregated and restricted between active and retired employees.

Under U.S. GAAP, we account for post-retirement benefits in accordance with SFAS No. 106 “Employees Accounting for Post-retirement Benefits and Other Obligations”. We have recorded an accrued liability, based on independent actuarial reports at the end of each period, for the retirement element of the obligations applicable to the FAHZ.

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

Legal contingencies

We are currently involved in certain legal proceedings, as discussed in “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings”. In the future, management may make decisions which impact the structure, operations, and staffing of the company, which may result in further claims. Fundamental changes in economic conditions may also result in similar restructuring strategies. We have recorded liabilities on pending litigation based on the advice of external legal counsel and on estimates of the amounts and the range of the losses. Unless impacted by changes in accounting standards and practices, we intend to continue to record these liabilities in the same manner, based on our assessment of the exposures at that time. However, our assumptions and estimates may change in the future based on our assessment of any given situation, which may result in changes in future provisioning for legal claims.

Labor claims

Management is required to make estimates of the potential losses on outstanding labor claims based on the advice of external legal counsel on the likelihood of successful outcome. When external counsels advise us that it is probable that our case will not prevail we record provisions against these exposures based on estimated loss amounts. Brazilian employment and labor legislation is extensive and complex, giving rise to many claims from current and former employees against us or our subsidiaries. These claims relate principally to overtime, dismissals, severance, health and safety, supplementary retirement benefits and other matters.

Tax contingencies

The complexity of the Brazilian corporate fiscal environment often results in disputes over a number of different taxes. We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are constitutional. As discussed in note 13 to our financial statements, we have accrued the costs for the resolution of the losses when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue and income taxes and are described in detail in the financial statements. The estimates are developed based on the advice of external legal counsel and upon an analysis of potential results. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

Unrecognized exposures

Brazilian GAAP and U.S. GAAP require us to provide for every legal or tax claim on the balance sheet which we consider loss to be probable. We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$1,241.1 million at December 31, 2004. In addition, during the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3,000.0 million.  Based on the advise of external counsel, we believe that such assessments are without merit and haven not made any provision in connection therewith.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$2,000.0 million in connection with those assessments, and the remaining is estimated to be a remote loss.  We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

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

We do not record deferred tax liabilities on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are not taxable on remittance to Brazil. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to, among other measures, subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil. We continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements.

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

Accounting for derivatives

Brazilian GAAP Accounting

We enter into foreign currency forward, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. These agreements are marked-to-market and recorded at the lower of cost plus interest and market value. The unrealized gains and losses on these financial instruments are reported in the statement of operations and included in “Financial income” and “Financial expenses”.

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

(i)
Financial instruments utilized to mitigate commodity price and foreign currency risk related to programmed purchases of raw materials are recorded at cost plus accrued interest with the corresponding realized and unrealized gains or losses recognized in inventories. Gains and losses on purchases for which we have not yet taken delivery are included in other assets. Gains and losses are recognized in our results as “Cost of sales” when the corresponding products are sold. When these instruments are effected to mitigate operating expenses the results are recorded in the corresponding accounts.

(ii)
Other financial instruments utilized to manage foreign currency cash flow exposure are recorded at the lower of cost or market and the realized and unrealized gains and losses on these financial instruments are reported in the statement of operations as Financial income and Financial expenses.

(iii)
In the event we decide to cancel the effect of the swaps, we at times enter into contracts with corresponding offsetting positions, with an identical value at maturity, and settlement date and restatement index. This procedure is more cost efficient than entering into new hedge contracts. These financial instruments are measured and recorded based on the lower of fair value or cost plus accrued interest (the “yield curve”).

Commodities

Financial instruments used to mitigate commodity price risk are recorded at cost plus accrued interest. Unrealized losses at December 31, 2004 on outstanding contracts totaled R$45.3 million and will be recognized in the statement of operations when the products are sold. Realized gains on commodity contracts closed during 2004 amounted to R$8.3 million and these were recognized as Cost of Sales in the statement of operations to match the associated commodity currency cost.

Interest and Foreign Currencies

The fair values of these financial assets provide a shelter for the currency and interest rate risks accruing from the financial liabilities. Although the Company’s intention is to maintain these assets, they could be realized at the Company’s discretion. Should these instruments be settled only on their respective maturity dates, the negative effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the

Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have presented an unrealized pre-tax loss of approximately R$602.6 million at December 31, 2004 as follows:

Financial liabilities	Book value	Fair value	Unrealized gain (loss )

Notes	R$2,701.1	R$3,265.7	R$(564.6)
C$ Labatt Series A Notes	434.2	466.1	(31.9)
U.S.$ Labatt Series B Notes	111.7	117.8	(6.1)
	R$3,247.0	R$3,849.6	R$(602.6)

U.S. GAAP Accounting

All derivative financial instrument agreements not designated as hedges are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage foreign currency exposures are reported in the statement of operations and included in “Financial income” and “Financial expenses”.
The Company believes that swap quotations obtained are reasonable when compared with information on similar financial instruments traded in the Bolsa de Mercadorias & Futuros (“BM&F”) and that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and its results reasonably reflect the amount that would be paid or received to settle the swap on the valuation date.

Intense volatility in the foreign exchange and interest rate markets in Brazil observed during 2002 has caused significant changes in forward rates and interest rates over very short periods of time, generating significant changes in the fair value of such cross-currency interest rate swaps over such periods.

Consolidation of less than majority owned subsidiaries

Under Brazilian GAAP, we record joint-ventures, including investees in which we share control through our participation in a stockholders’ agreement under the proportional consolidation method.

For purposes of U.S. GAAP, the subsidiaries that are accounted for under Brazilian GAAP on a proportional consolidation basis are recorded as equity in affiliates under the equity method of accounting.

We do not have any variable interest entities at December 31, 2004 which would be required to be consolidated under the provisions of FASB’s Financial Interpretation Fin 46-R “Consolidation of Variable Interest Entities (revised December 2003)”.

U.S. GAAP Reconciliation

Our net income in accordance with Brazilian GAAP was R$1,161.5 million in 2004, R$1,411.6 million in 2003 and R$1,510.3 million in 2002. Under U.S. GAAP, we would have reported net income of R$1,392.0 million in 2004, R$1,689.4 million in 2003 and R$1,642.2 million in 2002.

Our shareholders’ equity in accordance with Brazilian GAAP was R$16,955.9 in 2004, R$4,308.2 million in 2003 and R$4,129.6 million in 2002. Under U.S. GAAP, we would have reported shareholders’ equity of R$17,720.3 in 2004, R$4,382.9 million in 2003 and R$3,960.6 million in 2002.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2002, 2003 and 2004, as well as shareholders’ equity at December 31, 2002, 2003 and 2004, relate to the treatment of the following items:

•
Under Brazilian GAAP, the combination of the two predecessor companies Brahma and Antarctica was accounted for as a merger at a book value; for the purposes of U.S. GAAP, the transaction was treated as an acquisition by Brahma of Antarctica at fair market value;

•
Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. Under U.S. GAAP, fair values are assigned to assets, call option and liabilities assumed in business combinations, including intangible assets and unallocated goodwill. Non-cash consideration paid under U.S. GAAP, when the consideration includes assets contributed, shares and put options, is determined based on fair values. The changes in the fair value of the BAC put option were recorded in income;

•
Under Brazilian GAAP inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges and shareholders’ equity, and reported the net charge or credit in the statement of operations; for the purposes of U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP for the two-year period ended December 31, 1997 includes additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders’ equity. This results in additional depreciation charges as at December 31, 2004, 2003 and 2002;

•
The net assets of FAHZ, which provides medical, dental, educational and social assistance to current and former employees, have been included in our consolidated financial statements for the purposes of U.S. GAAP because the plan assets are not segregated between current and retired employees. Under Brazilian GAAP, we have not included the FAHZ. See “Critical Accounting Policies—Employee Benefits and the Consolidation of the FAHZ”;

•
Under Brazilian GAAP, certain contractual tax related assets arising from the Pepsi transaction in 1997 were recognized in 2003 when probability of recovery was assured; for purposes of U.S. GAAP in 2002 when realization was considered more likely than not, we reversed a tax valuation allowance benefiting earnings as most of the intangible assets in respect of the Pepsi transaction had been amortized;

•
Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and the interest accrued credited to income. Under U.S. GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders’ equity;

•
Under Brazilian GAAP, prior to December 31, 2001, the expenses related to pension plans and other post-retirement benefits were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period. These expenses were fully recorded on an actuarial basis under U.S. GAAP. A valuation reserve recorded against surplus plan assets under Brazilian GAAP was reversed for purposes of U.S. GAAP for all periods;

•
Under Brazilian GAAP, financing charges from borrowings used in construction were not capitalized prior to 1996; for the purposes of U.S. GAAP, capitalization of the interest expense on borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets;

•
Under Brazilian GAAP, the rights to acquire AmBev’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. Under U.S. GAAP, in accordance with APB 25, Accounting for Stock Issued to Employees, the rights to acquire AmBev’s shares granted under the stock ownership plan is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors;

•
Under Brazilian GAAP, foreign exchange gains or losses arising from the translation of foreign subsidiaries and investees to the real are recorded in earnings. For purposes of U.S. GAAP, these translation gains and losses are recorded as cumulative translation adjustments in other comprehensive income.

•
Under Brazilian GAAP, dividends proposed by management are required to be accrued in our financial statements; for the purposes of U.S. GAAP, these may not be accrued until ratified by a shareholders’ meeting;

•	Under Brazilian GAAP, goodwill is amortized; for purposes of U.S. GAAP, beginning on January 1, 2002, goodwill is no longer amortized but tested annually for impairment;

•	There are a number of expenses and charges which can be capitalized and deferred under Brazilian GAAP, which are expensed under U.S. GAAP; and

•
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

Our audited financial statements included elsewhere in this report provide for a fuller description of these differences and a reconciliation of net income and total shareholders’ equity from Brazilian GAAP to U.S. GAAP.

Accounting Aspects and Impact of the Quinsa Transaction

      The acquisition of our interest in Quinsa, consummated on January 31, 2003, is reflected in our consolidated financial statements for the years ended December 31, 2003 and December 31, 2004.

Under Brazilian GAAP we record our interest on the net assets and financial results of Quinsa based on the proportional consolidation method (i.e. line-by-line). For U.S. GAAP purposes our interest in Quinsa is accounted for under the equity method beginning the year ending December 31, 2003.

Quinsa is a SEC registered entity and files its financial statements prepared in U.S. dollars under Luxembourg GAAP with a reconciliation of shareholders’ equity and net income (loss) to U.S. GAAP.

On January 31, 2003, we acquired 37.5% of the total capital of Quinsa from BAC and Quinsa and 8.6% of the shares of QIB from Heineken. Quinsa owned at that time 85.0% of QIB. As a result, at January 31, 2003, we had a total 40.475% economic interest in Quinsa. During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market, increasing our total economic interest in Quinsa to 47.99% at December 31, 2003. As Quinsa has repurchased some of its own shares during 2004, our economic interest increased to 54.8% as of December 31, 2004. As of May 2005, our total economic interest in Quinsa increased to 55.2%. AmBev and BAC are parties to a shareholders’ agreement whereby each shareholder exercises 50% control over the operations of Quinsa and its subsidiaries. Accordingly, under Brazilian GAAP, Quinsa has been since January 31, 2003 proportionally consolidated and under U.S. GAAP, Quinsa has been accounted for under the equity method. For further details on the acquisition, the business of Quinsa and antitrust matters, refer to “Information on the Company—AmBev Business Overview—Acquisition of Interest in Quinsa.”

In order to provide comparable data to demonstrate the impact of the acquisition of our interest in Quinsa on our results and trends in 2003 and 2004, we have included in the tables below certain key financial indicators as at December 31, 2003 and 2004 and the combination of those balances with the AmBev balances before and after the proportional consolidation of Quinsa. Our consolidated financial statements, prepared under Brazilian GAAP, included our investment in Quinsa on a proportional consolidation basis (i.e. line-by-line).

Statement of operations	February- December 2003		Year ended December 31, 2003		Year ended December 31, 2004
(Brazilian GAAP)	100% of Quinsa	AmBev’s Share(1)(2)	AmBev without Quinsa(3)	AmBev consolidated	AmBev without Quinsa(3)	AmBev consolidated
(R$ in millions)

Gross Sales	2,542.4	1,125.1	16,018.4	17,143.5	21,599.2	23,297.6
Net Sales	1,745.5	773.7	7,910.1	8,683.8	10,859.8	12,006.8
Cost of Sales	(882.4)	(387.3)	(3,656.9)	(4,044.2)	4,276.2	(4,780.5)
Gross Profit	863.1	386.4	4,253.1	4,639.6	6,583.6	7,226.3
Operating Income(4)	382.3	175.8	1,789.1	1,964.9	1,778.1	2,163.3
Net Income	316.5	149.7	1,261.9	1,411.6	884.9	1,161.5

Balance Sheet	December 31, 2003				December 31, 2004
(Brazilian GAAP)	100% of Quinsa	AmBev’s Share(1)(2)(5)	AmBev without Quinsa(3)	AmBev consolidated	AmBev without Quinsa(3)	AmBev consolidated
	(R$ in millions)

Current assets	861.0	427.6	5,072.9	5,500.5	4,960.8	5,379.6
Long term assets	439.6	132.4	2,974.3	3,192.6	3,363.9	3,606.5
Permanent assets	2,328.5	1,156.3	4,980.7	6,137.0	22,892.4	24,030.4

Short term borrowings	298.3	148.1	1,828.0	1,976.1	3,283.6	3,443,1
Other short term liabilities	477.8	237.3	2,506.6	2,743.9	5,051.7	5,328.6

Long term borrowings	684.1	339.7	3,664.6	4,004.3	4,000.5	4,367.6
Other long term liabilities	119.2	59.2	1,541.9	1,601.1	2,609.3	2,683.0

Minority Interest	402.0	199.6	(3.2)	196.4	(3.3)	198.3
Shareholders’ equity	1,647.7	818.2	3,490.0	4,308.2	16,275.3	16,995,9

_____________________
(1)	For the purposes of U.S. GAAP, we report our interest in Quinsa on an equity accounting basis and not on a proportional consolidation basis.
(2)	Represents our economic interest in Quinsa during the eleven months from January 31, 2003 through December 31, 2003.
(3)	Net of adjustments arising from proportional consolidation of Quinsa.
(4)	Operating income under Brazilian GAAP is presented after financial income and financial expenses.
(5)	Represents our economic interest in Quinsa at December 31, 2003.

Quinsa carries out a significant portion of its business in Argentina. Since the fourth quarter of 1998, the Argentine economy has been in a recession, and during the second half of 2001, the recession worsened significantly, precipitating a political and economic crisis. Changes to Argentine law in connection with the economic crisis in Argentina have had a significant impact on Quinsa’s operations. As a result, historical financial statements are not indicative of Quinsa’s current financial position or anticipated results of operations or business prospects, all of which have been materially and adversely affected by the economic crisis since December 31, 2001. Further information is available in Quinsa’s annual report on Form 20-F for the fiscal year ended December 31, 2004 to be filed with the SEC. Documents filed by Quinsa with the SEC, including its 2004 Annual Report and any information therein, are not incorporated by reference in this annual report.

At December 31, 2003, a substantial portion of the financings incurred by Quinsa’s subsidiaries in Argentina was denominated in U.S. dollars. The devaluation of the Argentine Peso and the economic crisis in Argentina, mainly in 2002, restricted the ability of these subsidiaries to generate sufficient cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency. The management of Quinsa and its subsidiaries renegotiated the maturity terms with financial institutions. At December 31, 2004, a substantial portion of these financings continue to be denominated in U.S. dollars.

As of December 31, 2004, we reclassified U.S.$4.7 million (U.S. $4.3 million in 2003) of Quinsa’s long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities. See—“Liquidity and Capital Resources—Long-term Debt.”

Accounting Aspects and Implications of the Labatt Acquisition

The acquisition of our interest in Labatt was consummated on August 27, 2004, with the merger of Mergeco, the holding company of Labatt,  into AmBev.  The balance sheet data of Labatt as at December 31, 2004 was fully consolidated into our audited financial statemetns as at December 31, 2004, and will continue to be fully consolidated for future periods.  The results of operations for Labatt were fully consolidated for the period from August 27, 2004 until December 31, 2004 in our audited consolidated financial statements, and will continue to be fully consolidated for future periods.  The total amount of the acquisition, R$ 14,441.0 million was recorded in our financial statements as a pooling of interests with the following entries:  (i) increase of AmBev’s capital stock by R$ 1,600.7 million; and (ii) increase of additional paid-in capital, a capital reserve, by R$ 12,840.3 million.  See notes 1(ii), 7, 8 of our audited consolidated financial statements for more information.

Under U.S. GAAP, we acccounted for the transaction using the purchase method of accounting with AmBev as the accounting acquirer. We accounted for this transaction as if AmBev had acquired Labatt Canada directly in order to determine the amount of goodwill to be recorded by AmBev. The U.S. GAAP accounting was based on the substantive participating rights that FAHZ enjoys under the AmBev Shareholders' Agreement.

The purchase consideration of R$14,243.8 million was determined based on the fair value of the shares issued by AmBev at March 3, 2005, which was considered to be the measurement date for this transaction. Goodwill arising from the acquisition of Labatt under U.S. GAAP totaled R$12,950.5 million and was determined as the excess of the purchase consideration over the fair value of the net assets acquired.

In order to provide a better understanding of the impact of the acquisition of our interest in Labatt financial statements as of and for the year ended December 31, 2004, we have included in the tables below certain key financial indicators as at December 31, 2004 and the consolidation of those balances with the AmBev balances.

	December 31, 2004
Assets	AmBev	Labatt ApS	Combined	Eliminations	Consolidated

Current assets	4,299.6	1,083.0	5,382.6	(2.9)	5,379.7
Non-current assets	3,350.2	256.3	3,606.5		3,606.5
Goodwill on the acquisition of companies, net	1,668.0	16,502.4	18,170.4		18,170.4
Property, plant and equipment	4,291.6	1,240.1	5,531.7		5,531.7
Other permanent assets	15,602.9	25.9	15,628.8	(15,300.6)	328.2
Total assets	29,212.3	19,107.8	48,320.0	(15,303.5)	33,016.5

Liabilities	AmBev	Labatt ApS	Combined	Eliminations	Consolidated

Loans and financings	1,531.4	1,911.7	3,443.1		3,443.1
Other current liabilities	4,058.4	1,273.1	5,331.5	(2.9)	5,328.6
Current liabilities	5,589.8	3,184.8	8,774.6	(2.9)	8,771.7
Long-term loans and financings	3,629.9	737.7	4,367.6		4,367.6
Accrued liability for contingencies	1,471.0		1,471.0		1,471.0
Provision for post-retirement benefits	78.4	567.6	646.0		646.0
Other long-term liabilities	726.6	193.9	920.5	(156.2)	764.3
Shareholders’ equity (*)	17,716.6	14,423.7	32,140.3	(15,144.4)	16,995.9
Total	29,212.3	19,107.8	48,320.0	(15,303.5)	33,016.5

(*) An account receivable balance equivalent to R$ 268.7 was recorded on December 31, 2004. See note 1(ii) to our consolidated financial statements for more information.

Other Acquisitions/Dispositions and Accounting Implications

Industrias Del Atlántico

On October 24, 2002, AmBev and The Central America Bottling Corporation, or CabCorp, entered into a joint-venture agreement, setting forth rights and obligations for the creation of a strategic regional alliance to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev’s products, especially beer in Guatemala, and other Central American countries. On August 12, 2003, Monthiers, an indirect subsidiary of AmBev, subscribed for 573,092 shares of common stock of Industrias del Atlántico S.A. (“IDA”), a Guatemalan company formerly controlled by CabCorp, representing 50% plus one share of the outstanding issued and outstanding common stock of IDA. As consideration, Monthiers contributed to IDA U.S.$7.2 million in debt of IDA relating to credits that CBB held against IDA. These credits had arisen from the importation by IDA of certain goods and equipment from CBB and that had been transferred to Monthiers.

Embodom

In February 2004, AmBev acquired 51% of capital stock of Embodom, located in the Dominican Republic, for approximately R$204.9 million, generating goodwill at the amount of R$173.4 million. In December 2004, AmBev recalculated the goodwill due to adjustments in the shareholders’ equity basis for the acquisition due to interest losses deriving from capitalizations made by AmBev and set forth in the acquisition agreement, resulting in an adjustment at the net amount of R$24.0 million.

Compañia Cervecera AmBev Peru S.A.C.

On October 31, 2003, through our subsidiary Companhia Cervecera AmBev Perú S.A.C., AmBev acquired certain assets of Embotelladora Rivera in Peru for approximately R$86.7 million. These assets include two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year, and other sales and distribution assets in Lima. Contemporaneously with this acquisition, AmBev became PepsiCo’s exclusive bottler for Northern Peru and Lima. Embotteladora Rivera will sell and distribute our beer and soft drinks products in Northern Peru. Our beer plant in Peru has been fully operational since May, 2005.

Cerveceria SurAmericana  (currently Compania Cervecera AmBev Ecuador S.A. (“AmBev Ecuador”))

In December 2003, we acquired 80% of the capital of AmBev Ecuador, located in Ecuador, for a total consideration of R$105.6 million, resulting in negative goodwill of R$18.5 million.

Astra

During the months of June and July 2002, CBB, a then wholly-owned subsidiary of AmBev, increased its participation in the total capital of Astra from 73.1% to 93.6%, through the purchase of Águia S.A.’s stake in Astra. Through 2002, CBB purchased shares from minority shareholders and increased its participation in the total capital of Astra to 96.7%. The 2002 stock purchase consideration totaled R$128.5 million, including R$94.3 million of goodwill. During 2003, Astra was merged into CBB as part of our tax planning strategy, and a goodwill totaling R$146.3 million was reclassified to deferred charges for purposes of Brazilian GAAP. No such reclassification was made under U.S. GAAP.

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

Bavaria

On November 6, 2000, we entered into stock and distribution agreements providing for the sale of Bavaria S.A. to Molson Inc. See “Information on the Company—The Brahma –Antartica Combination – Creation of AmBev and Brazilian Antitrust Approval”. The total contingent consideration for the sale was R$416.1 million, of which R$191.4 million was received at that time. The remaining R$224.7 million would be payable to us by Molson subject to the Bavaria brand reaching certain market share thresholds. We have not recorded this as an asset on the balance sheet. Unless otherwise stated, the historical operating and financial data of AmBev includes the operations of Bavaria through October 31, 2000.

Pepsi

In 1997, we acquired the Pepsi bottlers in southern and southeastern Brazil and the exclusive rights to produce, sell and distribute PepsiCo soft drink products in northeastern Brazil.  These rights were supeerceded by subsequent agreements with PepsiCo.  See “Additional Information—Material Contracts”.  Under Brazilian GAAP, the shareholders’ equity of these bottlers at the date of acquisition was zero, and since we paid a nominal amount for the business, no goodwill was recognized. Under U.S. GAAP, however, the acquisition gave rise to R$43.8 million of goodwill as of December 31, 1997 (which was being amortized over a 10-year period). In 1999, we obtained the exclusive rights to produce, sell and distribute PepsiCo soft drink products throughout Brazil. See “Information on the Company—AmBev Business Overview—Our Products and Brands”.

Effect of Direct Distribution on Results of Operations

Historically, both Brahma and Antarctica distributed their products through exclusive third-party distribution networks. In the second half of 1997, Brahma began to implement the direct distribution of its products. The positive impact generated in our results led us to the decision to shift part of our sales to a direct distribution system in many of our operations.

As the proportion of our net sales made through direct distribution rises, our results of operations are affected as follows:

•
Net sales increases. Net sales made through direct distribution are greater than net sales made through third-parties. Under direct distribution, we receive a higher price for our products since we are selling directly to retail stores, capturing the gross margin previously retained by distributors.

•
We incur transportation costs. When we sell our products directly, we incur freight costs in transporting our products between our plant and the point of sale, which are included in our cost of sales under U.S. GAAP and in our direct distribution expenses under Brazilian GAAP.

•
Our sales, general and administrative expenses increase. Under the third-party distribution system, the salesperson is an employee of the distributor, while under direct distribution, the salesperson is our employee. As direct distribution grows, we incur additional direct distribution expenses from the hiring of additional employees which are offset by the increase in net sales.

Our working capital needs increase. Under our direct distribution system, we extend limited credit to some points of sale, based on market rates with terms ranging from two to twenty-one days. Accordingly, as we increase direct distribution to the points of sale, our receivables increase.

Foreign Currency Effects

We have significant amounts of U.S. dollar-denominated assets and liabilities and operating expenses denominated in or linked to U.S. dollars. However, a substantial majority of our revenues are generated in currencies which exchange rate to the U.S. dollar may present significant volatility.

Fluctuations in the exchange rate to the U.S. dollar of currencies in which our revenues are generated may cause the following impact on our results of operations:

•
Increases in our cost of sales and operating expenses, negatively impacting our profit margins. Historically, we have been able to raise prices to partially offset cost and expenses increases. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost and expenses increases, or to recover such cost and expenses increases in future periods. For risk management purposes, we may decide to hedge the whole or part of our cost and expenses exposure in U.S. dollars in order to avoid short term volatility in our results.

•
Volatility in our financial results, for the effects of fluctuations in exchange rates on our U.S. dollar transactions (i.e., cash, cash equivalents, short-term investments, investments abroad, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income, financial expense and operating income (expense), net in our statements of operations.

We have policies designed to manage commodity and currency risks to protect our U.S. dollar denominated transactions and net assets from the significant devaluations of the currencies in which we operate. We may enter into commodity and cross-currency interest rate swap contracts to offset gains or losses generated by our U.S. dollar denominated transactions and loans.According to Brazilian accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lower of their market value or accrual value.

Commodities Price Effects

•
AmBev has a significant exposure to fluctuations in the price of aluminum, which increased by approximately 22% during 2004, increasing our cost of sales. For risk management purposes, we entered into hedging agreements during 2004, which had a positive impact on our results in 2004. Another significant exposure relates to fluctuations in the price of sugar, which decreased approximately 59% during 2004, increasing our cost of sales.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The composite statutory rate applicable for the year ended on December 31, 2004, 2003 and 2002 was 34%. For the years of 2004, 2003 and 2002, our Brazilian GAAP effective tax rate was a charge of 30.5% in 2004, a charge of 23.2% in 2003 and a benefit of 23.7% in 2002.

The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholders’ equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies not subject to different foreign tax rates; (iv) valuation allowances against net operating losses and reversals; (v) non-taxable benefits arising from State value-added incentive programs; (vi) amortization of goodwill according Brazilian tax legislation; (vii) tax losses carry forward; and (viii) re-filings of tax returns following changes in interpretation of certain deductions

Under U.S. GAAP, we recorded a benefit of R$148.0 million in 2002 corresponding to 80% of the current value of tax loss carry forwards acquired at the time of the Pepsi transaction in 1997 which had been subject to certain restrictions through October 2002. Under Brazilian GAAP, which uses a different measurement criterion, this Pepsi tax asset was recorded as a credit to results in 2003.

Tax losses available for offset

We had recorded tax loss carryforward assets available for offset of R$1,090.9 million as of December 31, 2004. Income tax losses available for offset in Brazil do not expire; however, the annual offset is limited to 30% of pretax income.

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

Year ended December 31, 2004 Compared with Year ended December 31, 2003

In 2004, AmBev revised how it reports its operating results to better reflect the expanding geographical scope of its business. Previously, our operating results were categorized into four primary business segments: Beer Brazil, CSD and NANC, Other Products and International Operations. In order to provide a more meaningful presentation of AmBev’s operations outside Brazil as that became a more significant portion of AmBev’s operations, our reports now reflect the following three business segments:

•	Brazil, consisting of:

–	Beer Brazil;

–	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

–	Other products.

•	Hispanic Latin America - HILA, consisting of:

–	Quinsa – represents AmBev’s stake in Quinsa (54.8% as of December 31, 2004), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

–	HILA-ex – represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua and Venezuela) and soft drinks (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

 AmBev’s operations in Brazil (“AmBev Brazil” or “Brazilian Operations”) reflect the Beer operations in Brazil, our carbonated soft drinks (“CSD”) and non-alcoholic, non-carbonated beverages (“NANC”) operations and other products. Our HILA Operations correspond to what we formerly referred to as our International Operations. Our North America business segment currently consists primarily of Labatt’s operations. As we had no sales outside of our Brazilian Operations and our former International Operations, now HILA Operations, until 2004, application of our new reporting methodology to prior periods does not result in any material changes to the reports previously made available for those periods.

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2004 and 2003:

	Consolidated Financial Highlights
	2004	2003	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)

Sales volume—000 hectoliters(1)	98,272	84,310	16.6%
Net sales	12,006.8	8,683.8	38.3
Net revenue per hectoliter—R$/hl	122.2	103.0	18.6
Cost of sales	(4,780.5)	(4,044.2)	18.2
Gross profit	7,226.3	4,639.6	55.8
Gross margin (%)	60.2%	53.4%
Selling, general and administrative expenses
Selling and marketing expenses	(1,582.8)	(847.1)	86.8
Direct distribution expenses	(868.9)	(648.6)	34.0
General and administrative expenses, including directors’ fees	(617.9)	(417.9)	47.9
Depreciation and amortization(2)	(541.5)	(420.0)	28.9
Total selling, general and administrative expense	(3,611.1)	(2,333.5)	54.8
Provisions for contingencies	(260.2)	(187.9)	38.5
Other operating income (expenses), net	(420.9)	(240.1)	75.3
Equity in results of subsidiaries	5.6	(6.2)	(9.7)
Net financial income (expenses)	(776.4)	93.1	−
Operating income(4)	2,163.3	1,964.9	10.1
Operating margin (%)	18.0%	22.6%
Net income	1,161.5	1,411.6	(17.7)
Net margin	9.7%	16.3%
Earnings per share - R$/000 shares(3)	21.26	37.23	(42.9)

___________________________
Amounts may not add due to rounding.
(1)	Total beverage sales volume combines AmBev’s own beverage volume with its ownership percentage share of volume in Quinsa.
(2)	Does not include depreciation recorded on production assets which is recorded within cost of sales, nor amortization of goodwill which is within Other operating income, net.
(3)	Calculated based on year-end number of shares, excluding treasury shares.
(4)	Under Brazilian GAAP, operating income includes net financial expense.

 Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(39.8)	(46.6)
Gross profit	60.2	53.4
Selling and marketing expenses	(13.2)	(9.8)
Direct distribution expenses	(7.2)	(7.5)
General and administrative expenses, including directors’ fees	(5.1)	(4.8)
Depreciation and amortization	(4.5)	(4.8)
Provision for contingencies	(2.2)	(2.2)
Other operating income (expenses), net	(3.5)	(2.8)
Net financial income (expenses)	(6.5)	1.1

Operating income (expenses)(1)	18.0	22.6

________________________ (1) Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004			2003
	(R$ in millions)
	Brazil	HILA	North America(1)	Brazil	HILA	North America

Net sales	8,525.9	1,922.1	1,558.8	7,637.7	1,046.1	N/A
Cost of sales	(3,368.6)	(909.5)	(502.4)	(3,509.4)	(534.7)	N/A
Gross profit	5,157.3	1,012.5	1,056.4	4,128.3	511.3	N/A
Selling, general and administrative expenses	(2,416.8)	(638.4)	(556.1)	(1,957.5)	(376.0)	N/A
____________ (1) North America’s results reflect the consolidation of Labatt’s operating results from August 27, 2004 through December 31, 2004.

Net Sales

Net sales increased by 38.3% for the year ended December 31, 2004 to R$12,006.8 million from R$8,683.8 million in the same period in 2003. This increase was a result of an organic growth of 12.0% and a contribution of R$2,278.7 million of new investments made during 2004.

	Sales Volumes Year ended December 31,
	2004		2003		2002
	(Thousands of hectoliters, except percentages)
Brazil	76,884.9	69.2%	74,058.4	78.3%	77,650.4	98.3%
Beer Brazil	57,776.8	52.0%	55,260.2	58.4%	58,009.6	73.5%
CSD & NANC	19,108.2	17.2%	18,798.3	19.9%	19,640.8	24.9%
Other Products	−	−	−	−	−	−
HILA	28,333.2	25.5%	20.301.3	21.5%	1,327.1	1.7%
Quinsa(1)	22,145.9	19.9%	18,514.6	19.6%	−	−
HILA-ex	6,187.2	5.6%	1,786.7	1.9%	1,327.1	1.7%
North America(2)	5,841.6	5.3%	−	−	−	−
AmBev Consolidated	111,059.7	100.0%	94,359.7	100.0%	78,977.5	100.0%
_________________________
(1)	Represents AmBev’s share of Quinsa’s sale volumes.
(2)	Consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

Brazilian Operations

Net sales from our Brazilian Operations increased by 11.6% for the year ended December 31, 2004 to R$8,525.9 million from R$7,637.7 million in the same period in 2003, primarily as a result of growth in beer and CSD & NANC sales.

      Beer Brazil. Net sales of beer in Brazil increased by 13.0% for the year ended December 31, 2004 to R$6,907.4 million from R$6,114.6 million in the same period in 2003. This was due to a 4.6% increase in volumes sold as a result of a 1.8% increase in the Brazilian beer market, according to ACNielsen, and a higher market share in the period (66.2% in the year ended December 31, 2004 compared to 67.2 % in the same period in 2003). Net sales per hectoliter increased by 8.0% to R$119.6/hl in 2004 from R$110.7/hl in 2003, mainly as a result of punctual price adjustments implemented during 2004 and greater contribution in the sales mix from our direct sale operation (40.7% in 2004 compared with 32.4% in 2003).

CSD & NANC. Net sales increased by 9.8% for the year ended December 31, 2004 to R$1,462.8 million from R$1,332.1 million in the same period in 2003 mainly as a result of a 4.4% increase in CSD, net sales for the year ended December 31, 2004 to R$1,356.2 million from R$1,205.1 million in the same period in 2003 and an 8% increase in net sales per hectoliter for soft drinks for the year ended December 31, 2004 compared with the same period in 2003, mainly as a result of price repositioning implemented during 2004 and a focus on our greater profitability packages and brands.

Other Products. Net sales decreased by 18.4% for the year ended December 31, 2004 to R$155.8 million from R$191.0 million in the same period in 2003.

HILA Operations

Net sales increased by 83.7% for the year ended December 31, 2004 to R$1,922.1 million from R$1,046.1 million in the same period in 2003. Both Quinsa’s performance and our HILA-ex operations contributed to this result. The growth in beer and soft drinks sales volume, of 18.3% and 23.1% respectively, also contributed to this increase. In addition, the 9.7% increase in revenues per hectoliter in dollar terms and the increase of AmBev’s stake in Quinsa’s capital, to 54.8% in the year ended December 31, 2004 from 49.7% for the same period in 2003, both contributed to this increase. Our stake in Quinsa contributed R$1,153.0 million, a 49.0% increase.

On a per hectoliter basis, cost of sales for our HILA Operations decreased by 1.8% for the year ended December 31, 2004 to R$51.2/hl from R$52.2/hl in the same period in 2003

 Our operation in the Hila-ex region, represented by operations in Ecuador, Guatemala, Nicaragua, Peru, the Dominican Republic and Venezuela, showed a 182.4% increase in revenues for the year ended December 31, 2004 when compared to the same period in 2003 to R$769.1 million. The main elements contributing to this increase were the following: (i) the 43.9% growth in Venezuela volumes; (ii) the first full year of operations in Ecuador, Guatemala and Peru; (iii) our entrance into the Nicaragua market; (iv) the launching of Brahma in Ecuador, with a market share estimated at 17.9% in December 2004; and (v) our investment in Embodom in February 2004, the anchoring bottling company of Pepsi Cola in the Caribbean and the leading player in the Dominican Republic’s soft drinks market with a 59.7% market share.

North America

Net sales in North America for the year ended December 31, 2004 reflect four months of consolidated results of Labatt and totaled R$1,558.8 million. These sales were primarily a result of sales of 3.02 million hectoliters of beer in the Canadian market, with revenues per hectoliter of C$208.1/hl, and an increase in Budweiser market share, the top brand in Canada, to 12.3% in December 2004. Labatt also exported 0.60 million hectoliters of beer to the United States over the four month period, with revenues per hectoliter of C$61.7/hl.

Cost of Sales

Total cost of sales increased by 18.2% for the year ended December 31, 2004 to R$4,780.5 million from R$4,044.2 million in the same period in 2003. During most of 2004 and 2003, we had currency hedge agreements in place to manage our exposure to variable U.S. dollar-linked costs, such as costs associated with aluminum cans, malt, hops sugar and PET resin.

As a percentage of our net sales, total cost of sales decreased to 39.8% in 2004 from 46.6% in 2003.

Brazilian Operations

Total cost of sales for our Brazilian operations decreased by 4.0% for the year ended December 31, 2004 to R$3,368.6 million from R$3,509.4 million in the same period in 2003.

On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 7.5% for the year ended December 31, 2004 to R$43.8/hl from R$47.4/hl in the same period in 2003.

Beer Brazil. Cost of sales for our Brazilian Beer operations decreased by 1.5% for the year ended December 31, 2004 to R$2,467.0 million from R$2,503.6 million in the same period in 2003. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 5.8% for the year ended December 31, 2004 R$42.7/hl from R$45.3/hl in the same period in 2003. This decrease was primarily a result of the following: (i) a 12.4% reduction in the effective exchange rate used by AmBev in the purchase of inputs that are sensitive to the U.S. dollar fluctuation (the average exchange rate in 2004 was R$2.94/U.S.$, compared to R$3.35/U.S.$ in 2003), (ii) a greater dilution of fixed costs based on the 4.6% increase in sales volume; and (iii) a reduction in the prices of raw materials for the preparation of beer. These factors offset the increase in packaging costs caused by high aluminum prices during 2004.

CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations decreased by 7.5% for the year ended December 31, 2004 to R$820.5 million from R$887.3 million in the same period in 2003. On a per hectoliter basis, cost of sales decreased 9.0% for the year ended December 31, 2004 to R$42.9/hl from R$47.2/hl in the same period in 2003. This decrease was primarily as a result of a significant reduction in the R$/U.S.$ exchange rate, the lower cost of sugar during the first half of 2004 and the timely hedging for our sugar exposure position in the second half of the year.

Other Operations. The cost of sale of byproducts in Brazil decreased by 31.6% for the year ended December 31, 2004 to R$81.1 million from R$118.6 million for the same period in 2003.

HILA Operations

Cost of sales for our HILA Operations increased by 70.1% for the year ended December 31, 2004 to R$909.5 million from R$534.7 million in the same period in 2003. On a per hectoliter basis, cost of sales for our

HILA Operations decreased by 1.8% for the year ended December 31, 2004 to R$51.2/hl from R$52.2/hl in the same period in 2003.

The consolidation of Quinsa’s cost of sales was R$510.3 million in the year ended December 31, 2004, representing an increase of 31.8% over the same period in 2003, due to the 14% increase, in U.S. dollars terms, of Quinsa’s cost of sales which was partially offset by the cost of sales per hectoliter that dropped 4.0%, reaching U.S.$15.3/hl. Cost of sales also increased due to the increase in our economic interest in Quinsa.

The cost of sales in our HILA-ex operations for the year ended December 31, 2004 rose 170.7%, to R$399.3 million due primarily to the increase in our investments and our expansion of our operations in the region. From September 2003 through December 2004, we started up operations in Ecuador, Guatemala, Nicaragua, Peru and the Dominican Republic and had a 43.9% volume increase in our operation in Venezuela.

North America

Our cost of sales in North America was R$502.4 million for the year ended December 31, 2004.

Gross Profit

Gross profit increased by 55.8% for the year ended December 31, 2004 to R$7,226.3 million from R$4,639.6 million in the same period in 2003. Gross margin as a percentage of sales increased to 60.2% in 2004 from 53.4% in 2003. This positive result was due to organic growth of 37.9% and a contribution of R$1,423.4 million of new investments made during 2004. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2004			2003
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Brazilian Operations	5,157.3	71.4%	60.5%	4,128.3	89.0%	54.1%
Beer Brazil	4,440.3	61.4%	64.3%	3,611.0	77.8%	59.1%
CSD & NANC Brazil	642.2	8.9%	43.9%	444.9	9.6%	33.4%
Other Products	74.7	1.0%	48.0%	72.3	1.6%	37.9%
HILA Operations	1,012.5	14.0%	52.7%	511.3	11.0%	48.9%
Quinsa(1)	642.7	8.9%	55.7%	386.4	8.3%	49.9%
Hila-ex	369.9	5.1%	48.1%	124.9	2.7%	45.9%
North America(2)	1,056.4	14.6%	67.8%	−	−	−
Total	7,226.3	100.0%	60.2%	4,639.6	100.0%	53.4%
____________
(1)	Calculated based on our proportional share of the results of operations of Quinsa.
(2)	North America’s results reflect the consolidation of Labatt’s operating results from August 27, 2004 through December 31, 2004.

Selling and Marketing Expenses

Selling and marketing expenses increased by 86.9% for the year ended December 31, 2004 to R$1,582.8 from R$847.1 million for the same period in 2003.

Brazilian Operations

Selling and marketing expenses for our Brazilian operations increased 32.8% for the year ended December 31, 2004 to R$833.7 million from R$627.9 million in 2003. Selling and marketing expenses for the Brazilian beer operation reached R$736.5 million for the year ended December 31, 2004, an increase of 37.9% from the same period in 2003. The increase in expenses was a result of (i) higher expenditures related to advertising and promotion and (ii) the enlargement of our trade marketing programs. Brazilian CSD & NANC selling and marketing expenses totaled R$97.2 million for the year ended December 31, 2004, an increase of 3.4% when compared to the same period in 2003, mainly due to (i) the development of the Guaraná Antarctica brand, the flagship of our CSD & NANC portfolio, and (ii) the implementation of new trade marketing programs.

HILA Operations

Selling and marketing expenses for HILA Operations totaled R$337.9 million for the year ended December 31, 2004, increasing 54.2% when compared to the same period in 2003. Our consolidated selling and marketing expenses in Quinsa totaled R$210.8 million for the year ended December 31, 2004, increasing 31.9% when compared to the same period in 2003, due mainly to a 15.1% (in US dollars terms) increase in the sales and marketing expenses of Quinsa and the increase of our stake in Quinsa. Selling and marketing expenses for our HILA-ex operations amounted to R$127.2 million for the year ended December 31, 2004, increasing 114.5% when compared to the same period in 2003. The main causes of this increase were (i) the consolidation of new operations started by AmBev during its expansion process and (ii) investments made to promote the launching of Brahma in Ecuador.

North America

Selling and marketing expenses in North America for the year ended December 31, 2004 totaled R$411.2 million.

Direct Distribution Expenses

Direct distribution expenses include product delivery charges and delivery personnel required to distribute our products. Direct distribution expenses increased by 34% for the year ended December 31, 2004 to R$869.0 million from R$648.6 million in the same period in 2003.

Brazilian Operations

Direct distribution expenses in Brazilian Operations totaled R$753.2 million for the year ended December 31, 2004, increasing 24.5% from R$605.2 million for the year ended December 31, 2003. This increase in expenses is explained primarily by an increase of 23.0% in the volume sold by direct distribution in our Brazilian Operations, representing 43.7% of the total sales volume in 2004 compared with 36.9% in 2003, reflecting our strategy to increase the percentage of volumes of our Brazilian Operations sold through our direct distribution network. On a per hectoliter basis, our Brazilian Operations’ direct distribution expenses increased 1.1% for the year ended December 31, 2004 to R$22.4/hl from R$22.2/hl for the same period in 2003.

HILA Operations

Direct distribution expenses in our HILA Operations totaled R$88.3 million, increasing by 103.4%. These expenses refer solely to our HILA-ex operations as direct distribution expenses in Quinsa are recorded as sales and marketing expenses. This increase is a result of (i) an increase of 48.4% in direct distribution volumes in Venezuela and (ii) the implementation of direct distribution in Peru.

North America

Direct distribution expenses in North America totaled R$27.5 million.

General and Administrative Expenses

General and administrative expenses increased by 47.9% for the year ended December 31, 2004 to R$617.9 million from R$417.9 million in the same period in 2003, primarily as a result of higher fees paid to our executive officers as part of our variable remuneration plan and the impact of (i) our operations in North America and (ii) the increase of our HILA-ex operations.

Brazilian Operations

General and administrative expenses for our Brazilian Operations were R$389.6 million in 2004, a 10.8% increase from R$351.6 million in 2003 due mainly to the higher fees paid to our board of executive officers as part of our variable remuneration system.

HILA Operations

The general and administrative expenses for our HILA Operations were R$130.1 million for the year ended December 31, 2004, increasing 96.4% from R$66.3 million in the same period in 2003. This was as a result of (i) the consolidated administrative expenses in Quinsa of R$50.0 million and (ii) a 188.0% increase in our HILA-ex expenses, totaling R$80.2 million, due to the consolidation of new operations.

North America

In North America, Labatt’s administrative expenses amounted to R$98.2 million.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by 28.9% for the year ended December 31, 2004 to R$541.5 million from R$420.0 million in the same period in 2003. Brazilian Operations’ depreciation and amortization increased by 18.1% for the year ended December 31, 2004 to R$440.2 million from R$372.9 million in 2003. This increase was a result of the continuation of our program to install coolers at points of sale. HILA Operations’ depreciation and amortization increased by 74.1% for the year ended December 31, 2004 to R$82.1 million from R$47.1 million in 2003. Depreciation and amortization in North America amounted to R$83.9 million.

Provisions for contingencies

Net provisions for contingencies charged to the statement of operations amounted to R$260.2 million in 2004, a 38.4% increase from R$187.9 million for the year ended December 31, 2003. Provisions for contingencies with respect to Brazilian Operations were R$258.7 million in 2004, mainly comprised of: (i) R$141.6 million for labor provisions; (ii) R$74.5 million for ICMS taxes credit with respect to purchases of property, plant and equipment prior to 1996, which are under dispute; and (iii) R$21.2 million related to the termination of certain third-party distribution agreements.

Provisions for contingencies for HILA operations were R$1.5 million in 2004, down R$45.3 million from R$43.8 million in 2003.

Other operating income (expense), net

Other (net) operating expenses for the year ended December 31, 2004 were R$420.9 million, 75.3% higher than expenses of R$240.1 million for the year ended December 31, 2003. Brazilian Operations contributed with income of R$115.3 million compared to R$230.7 million in expenses in 2003, related mostly to: (i) income of R$193.3 million from tax incentives; (ii) income of R$163.5 million derived from the impact of exchange rate variation over AmBev’s investments outside of Brazil. The impact of the exchange rate variation on investment in Labatt was R$259.4 million while negative impacts arising from the exchange rate variation in other investments totaled R$163.5 million; (iii) a loss of R$210.7 million related to the amortization of goodwill; and (iv) a loss of R$67.7 million stemming from the levy of PIS/COFINS on other operating income.

Other operating expenses for HILA Operations were R$88.2 million for the year ended December 31, 2004 compared to R$9.4 million of expenses for the same period in 2003.

North America had expenses of R$448.2 million for the year ended December 31, 2004, mainly explained by the goodwill amortization incurred through the incorporation of Labatt into AmBev.

Net Financial Income (Expenses)

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

We enter into hedging transactions to address AmBev’s Brazilian foreign currency debt exposure, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As a result of Brazilian accounting requirements, volatility in the real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

Financial income for the year ended December 31, 2004 was R$339.2 compared to financial income of R$601.8 million in the same period in 2003, primarily due to the change in the financial income derived from our Brazilian Operations, which posted a loss of R$654.4 million in 2004 compared to a gain of R$107.7 million in 2003. This change is a result of the requirement of Brazilian GAAP that financial assets related to derivative instruments used in hedging operations should be accounted for by the lesser of the book value and the market value. A significant drop in the exchange coupon and in the country risk between the fourth quarter of 2002 and the second quarter of 2003 led AmBev to register significant unrealized gains during these periods. Therefore, the financial income achieved in 2003 principally reflected the volatility generated in the Brazilian capital markets due to presidential elections in 2002.

Financial expenses for the year ended December 31, 2004 were R$1,115.6 million compared to R$508.7 million in the same period in 2003. This difference can be explained by a higher debt balance and the accounting impact of hedging transactions in 2004. The financial expenses of the HILA Operations were R$84.5 million for the year ended December 31, 2004 compared to R$14.7 million in 2003. North America had net financial expenses of R$37.4 million for the year ended December 31, 2004.

Operating income

Operating income increased by 10.1% for the year ended December 31, 2004 to R$2,163.3 million from R$1,964.9 million in the same period in 2003.

Non-Operating income (expense), net

Non-operating expenses increased by 231.6% for the year ended December 31, 2004 to R$333.9 million from expenses of R$100.7 million in the same period in 2003. Brazilian Operations’ non-operating expenses amounted to R$129.6 million for the year ended December 31, 2004, mainly as a result of a R$37.0 million expense related to losses on the sale of fixed assets and a R$86.7 million expense related to Quinsa’s share buyback programs, which, despite increasing our stake in Quinsa, had a negative effect on Quinsa’s shareholders equity because of the difference between the market value and book value of Quinsa’s shares. HILA Operations had non-operating expenses of R$5.5 million. North America had non-operating expenses of R$198.7 million, primarily resulting from severance expenses of 240 former Labatt employees, related to the restructuring of Labatt’s administrative activities.

Income tax benefit (expense)

Our consolidated income tax and social contribution for the year ended December 31, 2004 was a charge of R$511.8 million, up 20.0% from R$426.1 million in 2003. At the nominal tax rate of 34%, income tax for the year ended December 31, 2004 would have amounted to R$570.2 million. Our effective income tax rate in the year ended December 31, 2004 was positively affected by the benefit from tax deductible distribution of interest attributed to shareholder’s equity (R$270.0 million) and non-taxable equity gains attributable to subsidiaries (R$65.7 million). The effect of R$155.8 million of income taxes and social contibution on results of Labatt negatively affected our effective tax rate.

Profit sharing and contributions

Provision for employee and management profit sharing increased to R$152.4 million for the year ended December 31, 2004 from R$23.6 million in the same period in 2003. In 2003, as AmBev’s corporate goals were not met, amounts under our profit sharing plan were paid only to employees from the top performing industrial, sales and distribution units and none were paid to administrative employees. In 2004, as AmBev’s corporate goals were met, our administrative employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Minority interest

Minority shareholders in our subsidiaries shared in gains of R$3.7 million for the year ended December 31, 2004 compared to gains of R$2.9 million in 2003.

Net Income

Net income decreased by 17.7% for the year ended December 31, 2004 to R$1,161.5 million from R$1,411.6 million in the same period in 2003.

Year ended December 31, 2003 Compared with Year ended December 31, 2002

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2003 and 2002:

	Consolidated Financial Highlights
	2003	2002	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)

Sales volume—000 hectoliters(1)	84,310	81,590	3.3
Net sales	8,683.8	7,325.3	18.5
Net revenue per hectoliter—R$/hl	103.0	89.8	14.7
Cost of sales	(4,044.2)	(3,341.7)	21.0
Gross profit	4,639.6	3,983.6	16.5
Gross margin (%)	53.4%	54.4%
Selling, general and administrative expenses
Selling and marketing expenses	(847.1)	(687.2)	23.3
Direct distribution expenses	(648.6)	(537.4)	20.7
General and administrative expenses, including directors’ fees	(417.9)	(373.5)	11.9
Depreciation and amortization(2)	(420.0)	(334.6)	25.5
Total selling, general and administrative expenses	(2,333.5)	(1,932.7)	20.7
Provisions for contingencies	(187.9)	(123.7)	51.9
Other operating income (expense), net	(240.1)	199.4	-
Equity in results of affiliates	(6.2)	-	-
Net financial income (expenses)	93.1	(747.1)	-
Operating income(4)	1,964.9	1,379.5	42.4
Operating margin (%)	22.6%	18.8%
Net income	1,411.6	1,510.3	(6.5)
Net margin	16.3%	20.6%
Earnings per share - R$/000 shares(3)	37.23	39.48	(5.7)

________________________________

Amounts may not add due to rounding.
(1) Total beverage sales volume combines AmBev’s own beverage volume with its ownership percentage share of volume in Quinsa.
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

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003	2002
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(46.6)	(45.6)
Gross profit	53.4	54.4
Selling and marketing expenses	(9.8)	(9.4)
Direct distribution expenses	(7.5)	(7.3)
General and administrative expenses, including directors’ fees	(4.8)	(5.1)
Depreciation and amortization	(4.8)	(4.6)
Provision for contingencies	(2.2)	(1.7)
Other operating income (expense), net	(2.8)	2.7
Net financial income (expenses)	1.1	(10.2)

Operating income(1)	22.6	18.8
______________________ (1) Under Brazilian GAAP, operating income includes net financial expense

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2003 and 2002:

	Year ended December 31,
	2003		2002
	Brazilian Operations	HILA Operations	Brazilian Operations	HILA Operations

Net sales	7,637.7	1,046.1	6,929.0	396.3
Cost of sales	(3,509.4)	(534.7)	(3,127.6)	(214.1)
Gross profit	4,128.3	511.3	3,801.4	182.2
Selling, general and administrative expenses	(1,957.5)	(376.0)	(1,767.5)	(165.2)

Net Sales

Net sales increased by 18.5% for the year ended December 31, 2003 to R$8,683.8 million from R$7,325.3 million in the same period in 2002. This increase was not only due to growth in our Brazilian Operations, but also growth in our HILA Operations, mainly as a result of the acquisition of our stake in Quinsa and expansion into new international markets.

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

CSD & NANC. Net sales increased by 8.4% for the year ended December 31, 2003 to R$1,332.1 million from R$1,228.9 million in the same period in 2002. In the CSD division, net sales increased by 9.9% for the year ended December 31, 2003 to R$1,205.1 million from R$1,096.3 million in the same period in 2002, primarily as a result of 13.1% higher net revenues per hectoliter combined with a 2.8% decrease in volumes sold. Although total soft drink volumes sold decreased by 2.8%, our core portfolio —Guaraná Antarctica and Pepsi— volumes sold increased by 5.3% in 2003 reflecting our strategy to focus on higher margin brands, as well as the introduction of Pepsi Twist in a two liter PET bottle package. Net sales per hectoliter for soft drinks increased by 13.1% for the year ended December 31, 2003 to R$68.1 in 2003 from R$60.2 in the same period in 2002, mainly as a result of better brand mix (the percentage of our core portfolio in total volumes sold increased to 84.7% from 78.2%), higher volumes sold through our direct distribution network and price initiatives implemented during 2003. A higher percentage of PET bottles in the packaging mix contributed to partially offset the gains in net sales per hectoliter described above.

In the NANC division, net sales decreased by 4.2% for the year ended December 31, 2003 to R$127.1 million from R$132.7 million in the same period in 2002. This 4.2% decrease in net sales reflects AmBev’s strategy to focus on higher margin products, mainly Gatorade, resulting in a 23.2% decrease in volumes sold, but a 24.7% increase in net sales per hectoliter.

Other Products. Net sales increased by 24.2% for the year ended December 31, 2003 to R$190.9 million from R$153.7 million in the same period in 2002, primarily as a result of higher malt and by-products volumes sold to third parties.

HILA Operations

Net sales increased by 164.0% for the year ended December 31, 2003, to R$1,046.1 million from R$396.3 million in the same period in 2002, primarily as a consequence of an adequate combination of strategic alliances, joint ventures, greenfield projects and acquisitions, which allowed us to expand our operations into most of South America and to initiate operations in the Central America region. On January 31, 2003 we completed the acquisition of our interest in Quinsa, initially obtaining an economic interest of 40.475%. During the course of 2003, we acquired an additional 12.0 million Quinsa Class B shares through open market purchases, increasing our economic interest in Quinsa to over 50% by the end of the year. In 2003, Quinsa contributed net sales of R$773.7 million, or 74.0% of our HILA Operations’ net sales. In September 2003, we initiated our operations in the Guatemalan beer market through our joint venture with the local Pepsi bottler, CabCorp. Our Guatemalan operations contributed a net sales of R$22.0 million in 2003. In November 2003, we acquired various assets from Embotelladora Rivera in Peru, including PepsiCo’s franchise agreement for Northern Peru and Lima, as well as two soft drink plants in Peru and some sales and distribution assets in Lima. Our Peruvian assets contributed net sales of R$23.6 million in 2003. Finally, in December 2003, we acquired Cerveceria SurAmericana, the second largest brewer in Ecuador.

Cost of Sales

Total cost of sales increased by 21.0% for the year ended December 31, 2003 to R$4,044.2 million from R$3,341.7 million in the same period in 2002. During most of 2003 and 2002, we had currency hedge agreements in place to manage our exposure to variable U.S. dollar-linked costs, such as costs associated with aluminum cans, malt, hops sugar and PET resin. As opposed to 2002, however, the U.S. dollar exchange rate implicit in our currency hedge agreements was higher than the exchange rate prevailing in the market (we refer to this difference as the “currency hedge effect”), generating a loss of R$99.0 million in 2003 (which had the effect of increasing our costs of sales by R$99.0 million) as compared to a gain of R$345.7 million in 2002 (which had the effect of reducing our costs of sales by R$345.7 million).

As a percentage of our net sales, total cost of sales increased to 46.6% in 2003 from 45.6% in 2002.

Brazilian Operations

Total cost of sales for our Brazilian Operations increased by 12.2% for the year ended December 31, 2003 to R$3,509.4 million from R$3,127.6 million in the same period in 2002. As noted above, our cost of sales was negatively affected by the U.S. dollar exchange rate implicit in our hedging obligations in 2003 compared to the implicit exchange rate in 2002.

On a per hectoliter basis, our Brazilian Operations’ cost of sales increased by 17.6% for the year ended December 31, 2003 to R$47.4/hl from R$40.3/hl in the same period in 2002. The negative impact of the implicit exchange rate for our cost of sales in 2003 was partially offset by our efforts to reduce our cost of sales by: (i) reducing prices paid for raw material, packaging and utilities through negotiation, development of new domestic and international suppliers and tolling arrangements; (ii) increasing conversion yields through several multifunctional initiatives and projects; (iii) packaging engineering; (iv) process and packaging efficiency through improved plant floor execution; and (v) reducing fixed costs through centralization.

Beer Brazil. Cost of sales for our Brazilian Beer Operations increased by 11.9% for the year ended December 31, 2003 to R$2,503.6 million from R$2,237.1 million in the same period in 2002, primarily as a result of the higher U.S. dollar exchange rate implicit in our cost of sales in 2003 compared to 2002.

On a per hectoliter basis, cost of sales for our Brazilian Beer Operations increased by 17.5% for the year ended December 31, 2003 to R$45.3/hl from R$38.6/hl in the same period in 2002. The primary negative factor which affected costs of sales in 2003 was a higher percentage of imported barley in our malt mix, mainly as a result of the poor barley harvest in South America, as well as lower volumes, which increased the fixed cost per hectoliter.

CSD & NANC. Cost of sales for our Brazilian CSD & NANC Operations increased by 9.7% for the year ended December 31, 2003 to R$887.3 million from R$809.0 million in the same period in 2002. On a per hectoliter basis, cost of sales increased 14.6% for the year ended December 31, 2003 to R$47.2/hl from R$41.2/hl in the same period in 2002, primarily as a result of the higher U.S. dollar exchange rate implicit in our costs in 2003 compared to 2002, which more than offset the gains generated by a greater efficiency in the bottling lines as well as a higher presence of PET bottles in our packaging mix, instead of aluminum cans.

HILA Operations

Cost of sales for our HILA Operations increased by 149.8% for the year ended December 31, 2003 to R$534.7 million from R$214.1 million in the same period in 2002, primarily reflecting our new international operations that were expanded during 2003. On a per hectoliter basis, cost of sales for our HILA Operations decreased by 4.0% for the year ended December 31, 2003 to R$52.2/hl from R$54.3/hl in the same period in 2002, mainly reflecting the synergies realized in connection with the transfer to Quinsa of our assets in Argentina, Paraguay and Uruguay and improvements in the general economic situation in Argentina during 2003.

Gross Profit

Gross profit increased by 16.5% for the year ended December 31, 2003 to R$4,639.6 million from R$3,983.6 million in the same period in 2002. Gross margin as a percentage of sales decreased slightly to 53.4% in 2003 from 54.4% in 2002. All improvements achieved through our revenue management initiatives were offset by lower volumes and the negative effect of our currency hedge obligations on our variable U.S. dollar-linked costs.

Selling and Marketing Expenses

Selling and marketing expenses increased by 23.3% for the year ended December 31, 2003 to R$847.1 million from R$687.2 million for the same period in 2002, primarily as a result of new HILA Operations commenced during 2003. Selling and marketing expenses for our Brazilian Operations remained almost unchanged in 2003 (R$627.9 million) compared to 2002 (R$628.5 million).

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

On a per hectoliter basis, Brazilian Operations’ direct distribution expenses increased 18.4% for the year ended December 31, 2003 to R$22.2/hl from R$18.7/hl for the same period in 2002. Higher freight costs, mainly a result of higher fuel costs, along with higher fixed costs per hectoliter, were the main reasons that negatively impacted the direct distribution expenses per hectoliter. Higher fixed costs per hectoliter were primarily the result of the increase in the number of direct distribution centers combined with lower overall volumes sold, especially in the second half of 2003.

Volumes sold directly in our HILA Operations, mainly in Venezuela, represented 84.4% of total volumes sold in that country for the year ended December 31, 2003, compared to 82.1% in the same period in 2002. Direct distribution costs per hectoliter were R$39.4/hl in 2003, an increase of 6.3% over the same period in 2002.

General and Administrative Expenses

General and administrative expenses increased by 11.9% for the year ended December 31, 2003 to R$417.9 million from R$373.5 million in the same period in 2002, primarily as a result of HILA Operations commenced during 2003. General and administrative expenses for our Brazilian Operations were R$351.6 million in 2003, roughly in line with the R$346.4 million registered in 2002. Costs associated with the opening of new regional offices, as well as certain one-time expenses related to information technology projects, fully offset any cost reductions achieved through our initiatives to reduce general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization increased by 25.5% for the year ended December 31, 2003 to R$420.0 million from R$334.6 million in the same period in 2002. Brazilian Operations’ depreciation and amortization increased by 16.9% for the year ended December 31, 2003 to R$372.9 million from R$319.0 million in 2002, reflecting the investments in our direct distribution network and sub-zero coolers, which we continue to install at strategically located high volume points of sale. During the next two to three years we will be significantly increasing our investments in our sub-zero coolers as part of our strategy to enhance our point of sale execution and to leverage our distribution efficiency. Thus, depreciation should grow proportionally. HILA Operations’ depreciation and amortization increased by 202.3% for the year ended December 31, 2003 to R$47.1 million from R$15.6 million in 2002, primarily as a result of the expansion of our international activities.

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

Provisions for contingencies for HILA Operations were R$43.8 million, related mostly to our proportional consolidation of Quinsa.

Other operating income (expense), net

Other (net) operating expenses for the year ended December 31, 2003 was R$240.1 million, compared to income of R$199.4 million in the same period in 2002. Brazilian Operations contributed with R$230.7 million in expenses related to: (i) foreign exchange losses in our subsidiaries abroad (principally malting plants in Argentina and Uruguay whose functional currency is the U.S. dollar), which totaled R$128.8 million; (ii) R$195.5 million of goodwill amortization, mainly related to Antarctica, Astra and Quinsa; and (iii) R$16.5 million related to the pension cost arising from the Company’s actuarial liabilities under Brazilian GAAP. Other operating income of R$175.9 million, related to tax incentives realized by AmBev’s subsidiaries (mainly CBB), and R$16.6 million, resulting from early payment of sales tax (“ICMS”) at a discount, contributed to partially offset other operating expenses associated with our Brazilian Operations.

Other operating expenses for HILA Operations were R$9.4 million, mainly attributable to Quinsa’s activities.

Net Financial Income (Expenses)

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

We enter into hedging transactions to address AmBev’s Brazilian foreign currency debt exposure, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. As a result of Brazilian accounting requirements, volatility in the real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

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

Financial expenses for the year ended December 31, 2003 were R$508.7 million, compared to R$3,277.3 million in the same period in 2002. Once again, the appreciation of the Brazilian real during 2003 accounts for this difference. During 2002, the real devaluation negatively affected the value of our U.S. dollar denominated debt. Conversely, the appreciation of the Brazilian real in 2003 reduced the value, in reais, of our U.S. dollar denominated debt.

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

Non-Operating income (expense), net

Non-operating expenses increased by 39.5% for the year ended December 31, 2003 to R$100.7 million from R$72.2 million in the same period in 2002. Brazilian Operations non-operating expenses amounted to R$80.4 million, mainly as a result of an expense of R$47.9 million related to losses on the sale of fixed assets, and expenses of R$32.6 million related to Quinsa’s share buyback programs, which, despite increasing AmBev’s stake in the Company, had a negative effect on Quinsa’s shareholders equity because of the difference between the market value of Quinsa’s shares over their book value. HILA Operations contributed with non-operating expenses of R$20.2 million.

Income tax benefit (expense)

Our consolidated income tax and social contribution for the year ended December 31, 2003 was a charge of R$426.1 million. At the nominal tax rate of 34%, income tax for the year ended December 31, 2003 would have amounted to R$625.8 million. Our effective income tax rate in the year ended December 31, 2003 was positively affected by: (i) the benefit from tax deductible distribution of interest attributed to shareholders’ equity (R$152.7 million); (ii) tax losses arising from the previous year (R$148.0 million), primarily from the Pepsi transaction; (iii) non-taxable equity gains attributable to subsidiaries (R$59.8 million); and (iv) the write-off of goodwill in connection with the merger of a subsidiary (R$37.1 million). The losses of subsidiaries abroad not subject to taxation (R$182.9 million) negatively affected our actual tax rate.

Profit sharing and contributions

Provision for employee and management profit sharing decreased by 81.1% for the year ended December 31, 2003 to R$23.7 million from R$112.3 million in the same period in 2002. The significant decrease is primarily a result of the non-payment of performance bonuses to which certain managers and employees would have been entitled if certain corporate goals and other performance targets had been achieved in 2003. The R$23.7 million relates to financial awards distributed in accordance with our Manufacturing Excellence Program and to the proportional consolidation of Quinsa’s profit sharing program.

Minority interest

Minority shareholders in our subsidiaries shared in gains of R$2.9 million for the year ended December 31, 2003, compared to losses of R$47.4 million in 2002. This change is related to the improved performance and extension of our HILA Operations in 2003.

Net Income

Net income decreased by 6.5% for the year ended December 31, 2003 to R$1,411.6 million from R$1,510.3 million in the same period in 2002.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	the servicing of our indebtedness;

•	capital expenditures;

•	our share buy-back program;

•	payments of dividends and interest attributable to shareholders’ equity;

•	increases in ownership of our subsidiaries or companies in which we have equity investments; and

•	investments in companies participating in the brewing, soft drink and malting industries.

Our cash and cash equivalents and short-term investments at December 31, 2004, 2003, and 2002 were R$1,505.4 million, R$2,534.2 million, and R$3,290.0 million, respectively. The decrease in our cash position at the end of 2004 compared to the end of 2003 was principally due to the programs we launched during 2004, pursuant to which R$1,609.6 million of shares were repurchased, and the dividend payments of R$602.9 million, reflecting management’s decision to reduce the amount of cash and cash equivalents on hand in light of our increased comfort in accessing the capital markets. The decrease in the amount of our cash and cash equivalents at the end of 2003 compared to the end of 2002 was primarily a result of: (i) payment for the acquisition of our interest in Quinsa and other acquisitions; (ii) payment of dividends during the year; and (iii) capital expenditures. Proceeds from the issuance of our U.S.$500 million 10.5% senior notes in September 2003 and liquidation of certain short-term investments affected our cash position.

We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating activities

Our cash flows from operating activities increased 35.2% to R$3,418.6 for the year ended December 31, 2004 from R$2,527.6 million for the same period in 2003 due to operational growth in our Brazilian operations and our HILA operations, and the merger of Labatt into AmBev.

Our cash flow from operating activities decreased 29.7% for the year ended December 31, 2003 to R$2,527.6 million from R$3,595.0 million for the year ended December 31, 2002. All the foregoing factors were partially mitigated by other transactions generating a net cash inflow of R$8.3 million in 2003.

Investing activities

Cash flows generated in our investing activities for the year ended December 31, 2004 totaled R$110.8 million, compared to cash flows used in investing activities of R$2,014.7 million for the same period in 2003. This was due mainly to (i) our decision to reduce our positions in securities in 2004; (ii) a reduction in cash used to acquire new investments compared to our acquisition of Quinsa in 2003; and (iii) the consolidation of Labatt’s initial cash position, which offset certain investment requirements. This change was partially offset by higher capital expenditures and the repurchase of shares by Quinsa during 2004.

For the year ended December 31, 2003 cash flows used in our investing activities totaled R$2,014.7 million compared to R$1,603.1 million for the year ended December 31, 2002. The increased cash utilized in investing activities in 2003 compared to 2002 primarily reflects the acquisition of our economic interest in Quinsa and our investments in new markets in South and Central America, such as Ecuador, Peru and Guatemala, as well as investments in our direct distribution network, mainly through the acquisition of third-party distributors.

Financing activities

Cash flows used in financing activities for the year ended December 31, 2004 amounted to R$3,433.9 million compared to R$346.7 million for the same period in 2003. This was principally due to the full amortization of R$974.7 million of a yen-denominated syndicated loan and an increase in pay-outs mainly through our share buy-back programs.

For the year ended December 31, 2003 cash flows used in financing activities totaled R$346.7 million, compared to R$2,912.2 million for the year ended December 31, 2002. The proceeds of certain financing, primarily the 2013 notes, as well as the cash generated from our operating activities, were used to repay R$2,510.1 million in debt in 2003.

As of December 31, 2004, our outstanding debt totaled R$7,810.7 million (of which R$3,443.1 million was short-term debt, including R$1,289.3 million of the current portion of long-term debt). Our debt consisted of R$1,000.9 million of real-denominated debt and R$6,809.8 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:
	AmBev’s Profile as of December 31, 2004
Debt Instruments	2005	2006	2007	2008	2009	Thereafter	Total
(R$ in millions, except percentages)
U.S.$ Denominated Debt (Fixed Rate)
Notional Amount	309.5	-	-	-	-	2,654.4	2,963.9
Average Pay Rate	9.63%

BNDES Currency Basket Debt (Fixed Rate)
U.S. $ Denominated Debt (Fixed Rate)	18.7	18.4	18.6	16.8	0.8	-	73.2
Average Pay Rate	3.50%
International Debt
U.S. $ Denominated Debt (Fixed Rate)	495.2	155.9	151.4	572.5	-	281.3	1,656.2
Average Pay Rate	4.44%
International Debt
Other Latin American Currency (Fixed Rate)	204.8	-	-	-	-	-	204.8
Average Pay Rate	9.86%
International Debt
C$ Denominated Debt (Fixed Rate)	1,911.7	-	-	-	-	-	1,911.7
Average Pay Rate	4.30%
R$ Denominated Debt (Floating Rate - TJLP)
Notional Amount	135.2	80.1	66.2	53.7	9.6	-	344.7
Average Pay Rate (TJLP +)	2.40%
R$ Denominated Debt (Floating Rate - CDI)
Notional Amount	274.6	-	-	-	-	-	274.6
Average Pay Rate (% of CDI)	104%
R$ Debt - ICMS (Fixed Rate)
Notional Amount	93.5	3.1	192.1	15.1	-	77.8	381.6
Average Pay Rate	4.99%
Total	3,443.2	257.5	428.3	658.1	10.4	3,013.4	7,810.7

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

As of December 31, 2002, our outstanding debt totaled R$4,486.7 million (of which R$607.4 million was short-term debt, including R$292.5 million of the current portion of long-term debt). Our debt consisted of R$988.1 million of real-denominated debt and R$3,498.6 million of foreign currency-denominated debt. The weighted average annual interest rate for the short and long-term portions of the local currency-denominated debt at December 31, 2002 was 11.6% and 8.1%, and the average duration was 6 months and 2.5 years, respectively. The weighted average annual interest rate for the short- and long-term portions of the foreign currency-denominated debt was approximately 9.9% and 9.7%, and the average duration was 5 months and 4.8 years, respectively.

  Restrictions on the transfer of funds fromsubsidiaries

Certain of Labatt’s debt agreements contain clauses that restrict the transfer of funds to related companies, including AmBev. Under the terms of these agreements, if Labatt’s leverage ratio (aggregate indebtedness to EBITDA) exceeds 3 to 1, Labatt may not distribute, in any given fiscal year, cash in excess of the following thresholds:

(i) EBITDA minus interest charges minus capital expenditures minus cash taxes; or

(ii) 100% of net income.

Labatt’s current leverage ratio does not exceed 3 to 1. We do not expect these restrictions to affect our ability to meet our cash obligations.

Borrowings

The following tables set forth our net debt consolidated position as of December 31, 2004, 2003 and 2002:

	Net Debt Consolidated Position
	2004			2003			2002
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(R$ in millions)
Short-term debt(3)	503.2	2,939.9	3,443.1	262.0	1,714.1	1,976.1	269.1	338.3	607.4
Long-term debt	497.7	3,869.9	4,367.6	639.5	3,364.8	4,004.3	719.0	3,160.3	3,879.3
Total	1,000.9(2)	6,809.8	7,810.7	901.5	5,078.9	5,980.4	988.0	3,498.6	4,486.7

Cash and cash equivalents and short-term investments			1,505.4			2,534.2(4)			3,290.0
Net debt			6,305.3			3,446.2			1,196.7

Amounts may not add due to rounding.
(1)	LC = Local Currency.
(2)	FC = Foreign Currency.
(3)	Includes the current portion of long-term debt.
(4)	Includes unrealized gains on derivatives of R$258.7 million.

Short-term debt

As of December 31, 2004, our short-term debt totaled R$3,443.1 million, 86.7% of which was denominated in foreign currencies. Most of our short-term foreign debt consisted of Labatt’s bank debt of R$1,911.7 million, which will mature in the last quarter of 2005. On July 28, 2004, we paid in full our yen-denominated syndicated loan in the amount of R$ 974.7 million, net of hedge effects on such debt.

As of December 31, 2003, our short-term debt totaled R$1,976.1 million, consisting primarily of the current portion of our yen-denominated syndicated loan which matured in August 2004. As of December 31, 2003, 86.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 7.0%. The yen-denominated syndicated loan represented 53.8% of our total short-term debt.

As of December 31, 2002, our short-term debt totaled R$607.4 million and consisted primarily of financing for the importation of raw materials and equipment, and working capital. As of December 31, 2002, 55.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 9.9%.

Long-term Debt

As of December 31, 2004, our long-term debt, excluding the current portion of long-term debt, totaled R$4,367.6 million, of which R$497.7 million was denominated in Reais. The remainder was denominated primarily in U.S. dollars. The current portion of our local long-term debt totaled R$1,289.3 million as of December 31, 2004.

Long term Debt Maturity(1)

2006	257.5
2007	428.3
2008	658.0
2009	10.4
2010	74.5
2011	1,523.3
2012 and later	1,415.6
Total	4,367.6
____________________
Amounts may not add due to rounding. (1) Excludes the current portion of long-term debt.

In accordance with our foreign currency risk management policy, we have entered into forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks. See “Quantitative and Qualitative Disclosures About Market Risk” for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

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

In December 2001, CBB issued U.S.$500 million 10.5% Notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. On October 4, 2002, we completed an SEC registered exchange offer for these notes. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the syndicated loans and the notes issued in 2001 were used principally to repay short-term debt, but also to finance part of AmBev’s capital expenditure program and for general corporate purposes. In September 2003, CBB issued U.S.$500 million 8.75% Notes due 2013, fully guaranteed by AmBev. The transaction was priced at 99.674% of the nominal principal amount with a coupon rate of 8.75%. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the notes issued in 2003 were used principally to repay short-term debt, to finance part of AmBev’s capital expenditure program, and also for general corporate purposes. On September 15, 2004, we completed an SEC registered exchange offer for these notes.   On May 31, 2005, upon the completion of the merger of CBB into AmBev, AmBev became the successor to CBB under the indentures governing both the 2011 notes and the 2013 notes.

As of December 31, 2004, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing Fund for Studies and Projects (“FINEP”).

As of December 31, 2003, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the BNDES, and BNDES programs, including FINAME, and FINEP.

Our reais denominated long-term borrowings at December 31, 2002 consisted primarily of long-term plant expansion and other loans from governmental agencies including BNDES, and BNDES programs, including FINAME, and FINEP. In May 2001, we entered into an additional line of credit agreement with BNDES totaling R$216.5 million. The line of credit is payable in monthly installments with final maturity in December 2008.

A substantial portion of the financings incurred by Quinsa’s subsidiaries in Argentina is denominated in U.S. dollars. The devaluation of the Argentine Peso and the economic crisis in Argentina, mainly in 2002, restricted the ability of these subsidiaries to generate sufficient cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency. The management of Quinsa and its subsidiaries renegotiated the maturity terms with financial institutions.

As of December 31, 2004, we reclassified approximately U.S.$4.7 million of Quinsa’s long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities. At December 31, 2003, Quinsa was in default of certain loan covenants. Quinsa’s management concluded the process of renegotiating the terms of the affected loans. As of December 31, 2003, we reclassified approximately U.S.$4.2 million of Quinsa’s long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities

Quinsa’s results of operations are proportionately consolidated in our financial statements for 2004 and 2003.

Secured debt

Certain of our loans, with an aggregate outstanding principal balance of R$ 417.9 million at December 31, 2004, are secured by either our facilities located in, or equipment in our facilities located in, Agudos, Jacareí, Águas Claras (Sergipe), Nova Rio (Rio de Janeiro), Teresina, Manaus, Aquiraz, Natal, Jacarepaguá, Curitiba and Cuiabá. The loans, which include the loans provided by BNDES and FINEP, were used to expand or modernize our facilities and equipment.

Sales tax deferrals and other tax credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. The total amount deferred at December 31, 2004, including ICMS financing, was R$711.9 million, as disclosed in note 11 to our financial statements. Percentages deferred typically range from 40% to 100% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2004, R$330.2 million, included a current portion of R$54.5 million (classified under other taxes and contributions payable), and R$275.7 million payable thereafter. The remaining R$381.6 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2004 and 2003, we recorded R$193.3 million and R$175.9 million, respectively, of tax credits as gains on tax incentive programs. The benefits granted are not subject to withdrawal in the event that we do not meet the program’s targets; however, future benefits may be withdrawn.

  Capital Investment Program

In 2004, consolidated capital expenditures on property, plant and equipment totaled R$1,273.7 million consisting of R$901.5 million in Brazil and HILA-ex, R$102.5 million related to our proportional consolidation of Quinsa and R$269.7 million related to the approximately four months of consolidation of Labatt. These expenditures primarily included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

Increased capital expenditures during 2004 were a result of our focus on the construction of new facilities in South and Central America, increased investment in bottles and packaging in connection with our expansion into new markets and the addition of Labatt to our operations.

At December 31, 2004, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$170.2 million. These investments are primarily related to the acquisition of our economic interest in Embodom.

In 2003, capital expenditures on property, plant and equipment totaled R$862.2 million consisting of R$809.8 million in Brazil and HILA-ex, and R$52.4 million related to our proportional consolidation of Quinsa. These capital expenditures primarily included investments in quality controls, automation, modernization, replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

At December 31, 2003, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$1,745.3 million, which included (i) the R$1,429.0 million cash disbursement as purchase price for our initial interest in Quinsa in 2003; (ii) the additional R$249.6 million cash disbursement used to purchase an additional 12.0 million Class B Quinsa shares on the open market, increasing our economic interest in Quinsa to 49.66%; and (iii) the acquisition of our interests in our Peruvian and Ecuadorian assets.

In 2002, capital expenditures on property, plant and equipment totaled R$522.3 million. These expenditures primarily included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology. Investments in subsidiaries and affiliates, including acquisition of intangible assets net of cash, totaled R$75.6 million and included the purchase of an additional stake in Astra.

We continually evaluate possible acquisitions, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt. We invested approximately U.S.$50 million in the Dominican Republic, including the acquisition of 51% of the capital of Embodom that includes a soft drink facility and distribution network, and construction of a beer facility in Santo Domingo. The new beer facility will be fully operational in the Dominican Republic during the fourth quarter of 2005.

We also constructed a brewery in Peru, which started operations during the second quarter of 2005. Total investments in the brewery amounted to approximately U.S.$ 38.4 million including production facilities, working capital and pre-operating expenses.

Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

•
Contingencies which represent possible, though not probable, risk of loss have not been provided for in our balance sheet and amount to R$1,241.1 million, which have been disclosed in “—Liquidity and Capital Resources—Commitments and contingencies”; In addition, during the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3,000.0 million. Brazil on the advice of legal counsel, we believe that such assessments are without merit and have not made any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be approximately R$2,000.0 million in connection with those assessments, and we have estimated that the remaining amount constitute remote losses. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

•
Future committed capital expenditures of R$163.0 million, related primarily to industrial and distribution system investments, which have been disclosed in “—Liquidity and Capital Resources—Commitments and contingencies”;

•
As described in “—Critical Accounting Policies”, for Brazilian GAAP purposes we do not include the assets and liabilities of the FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation for Brazilian GAAP, the remaining assets and liabilities are off-balance sheet for the purposes of Brazilian GAAP financial statements. See note 15 (c) of our consolidated financial statements for more information;

•
We may receive further disposal proceeds from the sale of Bavaria to Molson, subject to certain brand market share criteria being met. See “Information on the Company—Brazilian Antitrust Approval”; and

•
We may be obliged to acquire the remaining interest that BAC holds in Quinsa, subject to certain put and call options, which can be exercised by the shareholders of BAC or ourselves. AmBev’s interest in Quinsa is accounted for on the proportional consolidation method under Brazilian GAAP and on the equity basis for purposes of U.S. GAAP. The put agreement is not reflected on our Brazilian GAAP balance sheet.

We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

Commitments and contingencies

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2004:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt	5,65.9	1,289.3	1,343.8	1,608.2	1,415.6
Sales tax deferrals	711.9	148.0	-	-	-
Capital expenditure commitments	163.0	163.0	-	-	-
Other post-retirement liabilities	954.2	73.7	233.6	208.5	432.8
Total contractual cash commitments	7,486.0	1,674.0	1,577.4	1,816.7	1,848.4

_____________________
*    The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

Pursuant to the Put and Call Options, AmBev has a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, and BAC has a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev.  See “Information on the Company—Acquisition of Interest in Quinsa”. Even though the Quinsa Put and Call Options are not considered a commitment on our part, either we or BAC may decide to exercise them in the future.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. As discussed in “Operating and Financial Review and Prospects—Critical Accounting Policies—Contingencies—Unrecognized exposures”, these have been estimated at R$1,241.1 million at December 31, 2004 but are not considered commitments.

Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors and the executive officers oversee AmBev’s administration. The Board of Directors is comprised of three to 15 members who must be shareholders of AmBev and provides the overall strategic direction of AmBev. Directors are elected at general shareholders’ meetings for a three-year term, reelection being permitted. Day-to-day management is delegated to the executive officers of AmBev, who must number at least two but no more than 15. The Board of Directors appoints executive officers for a three-year term, reelection being permitted. The AmBev shareholders’ agreement regulates the election of directors of AmBev by the controlling shareholders. See “Major Shareholders and Related Party Transactions—AmBev Shareholders’ Agreement—Management of AmBev”.

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors(1)
Name	Age(2)	Position	Director of AmBev Since	Term Expires

Victório Carlos De Marchi	66	Co-Chairman and Director	1999	2008
John Franklin Brock, III	64	Co Chairman and Director	2005	2008
Marcel Herrmann Telles	55	Director	1999	2008
Carlos Alberto da Veiga Sicupira	57	Director	1999	2008
José Heitor Attilio Gracioso	73	Director	1999	2008
Roberto Herbster Gusmão	82	Director	1999	2008
Vicente Falconi Campos	64	Director	1999	2008
Luis Felipe Pedreira Dutra Leite	39	Director	2005	2008
Brent David Willis	45	Director	2005	2008

Alternate Members

Jorge Paulo Lemann	65	Alternate Director	1999	2008
Roberto Moses Thompson Motta	47	Alternate Director	1999	2008

_______________________
(1)
Victório Carlos De Marchi, Co-Chairman of the Board of Directors of AmBev, was appointed by the FAHZ, the former controlling shareholder of Antarctica, while John Franklin Brock, III, Co-Chairman of the Board of Directors, is also a Chief Executive Officer of InBev S.A./N.V. InBev Brasil appointed two additional directors—Marcel Herrmann Telles and Carlos Alberto Sicupira. The FAHZ appointed two additional directors—José Heitor Attílio Gracioso and Roberto Herbster Gusmão. InBev S.A./N.V. appointed two additional directors—Luis Felipe Pedreira Dutra Leite and Brent David Willis, according to the terms of AmBev’s bylaws. Both alternate directors were appointed by InBev Brasil. The alternate members of the Board of Directors of AmBev are appointed in order to replace, if and when necessary, any of the directors appointed by InBev Brasil.

(2)	Age as at May 31, 2005.

The following are brief biographies of each of AmBev’s directors:

Victório Carlos De Marchi. Mr. De Marchi is the Co-Chairman of the Board of Directors of AmBev. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association until February 2002 and is a party to the Orientation Committee of FAHZ. He is also a board member of Quinsa.  Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros 1017, 4th floor, São Paulo, Brazil.

John Franklin Brock III. Mr. Brock is the Co-Chairman of the Board of Directors of AmBev. He also serves as Chief Executive Officer of InBev S.A./N.V., a position which he assumed in February 2003. Mr. Brock has a masters degree in chemical engineering from the Georgia Institute of Technology. His principal business address is Brouwerijplein 1,3000, City of Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of Lojas Americanas S.A. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also currently a board member of São Carlos Empreendimentos e Participações and Lojas Americanas S.A. He has also been a member of the Board of Associates of Harvard Business School since 1988 and is currently a board member of Quinsa. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, Brazil.

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Companhia Antarctica Paulista in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Companhia Antarctica Paulista’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position he held until April 2000. He holds a degree in marketing from the Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getúlio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

Roberto Herbster Gusmão. Mr. Gusmão is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Companhia Antarctica Paulista from 1998 until April 2000. Mr. Gusmão was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister of Trade and Industry from 1985 to 1986 and CEO of Banco de Desenvolvimento do Estado de São Paulo from 1982 to 1983. Mr. Gusmão was also a professor and founder of graduation and post-graduate programs at Fundação Getulio Vargas from 1954 to 1969. Mr. Gusmão has a law degree from Faculdade de Direito da Universidade de Minas Gerais.  His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of AmBev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial (“INDG”) and is a member of the Board of Directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Av. Contorno, 7962, 10th floor, Belo Horizonte, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of AmBev. He also serves, since January 2005, as Chief Financial Officer of InBev S.A./N.V. He joined Brahma in 1990 and has held numerous positions during his tenure, including of Chief Financial Officer and Investor Relations Officer of AmBev. Mr. Dutra holds a degree in economics and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000 city of Leuven, Belgium.

Brent David Willis. Mr. Willis is a member of the Board of Directors of AmBev. He also serves as Commercial Officer of InBev S.A./N.V., a position which he assumed in the second half of 2003. Mr. Willis holds an MBA from the University of Chicago. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

Jorge Paulo Lemann. Mr. Lemann is an alternate member of the Board of Directors of AmBev. He is also a member of the Board of Directors of Lojas Americanas S.A. and Swiss Re. He is the Chairman of the Latin American Advisory Committee of the New York Stock Exchange, founder and board member of Fundação Estudar, which provides scholarships for students in Brazil, and also a member of the Advisory Board of DaimlerChrysler. He previously served as a member of the Board of Directors of Brahma from 1990 to 2001. He holds a BA degree from Harvard Business School, class of 1961. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, Brazil.

Roberto Moses Thompson Motta. Mr. Thompson is an alternate member of the Board of Directors of AmBev. He is also a board member of Lojas Americanas S.A. and of Quinsa. He worked in the investment banking division of Banco de Investimentos Garantia S.A. from 1986 to 1992. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, São Paulo, Brazil.

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Name	Age(1)	Position	Current Position Held Since	Term Expires

Carlos Alves de Brito(2)	45	Chief Executive Officer for North America	2005	2007
Luiz Fernando Ziegler de Saint Edmond(3)	39	Chief Executive Officer for Latin America	2005	2007
Juan Manuel Vergara Galvis(4)	45	Executive Officer for Hispanic Latin America	2004	2007
João Mauricio Giffoni de Castro Neves(5)	38	Chief Financial Officer and Investor Relations Officer	2004	2007
Bernardo Pinto Paiva	36	Sales Executive Officer	2004	2007
Carlos Eduardo Klützenschell Lisboa	35	Marketing Executive Officer	2004	2007
Cláudio Braz Ferro(6)	50	Industrial Executive Officer	1999	2007
Francisco de Sá Neto	39	Soft Drinks Executive Officer	2004	2007
Milton Seligman	53	Corporate Affairs Executive Officer	2004	2007
Pedro de Abreu Mariani	38	General Counsel	2004	2007
Ricardo Bacellar Wuerkert(7)	41	People and Management Executive Officer	2004	2007

________________

(1)	Age as at May 31, 2005.
(2)	Mr. Brito has been an Executive Officer since 2000; however, he was appointed Chief Executive Officer for North America in 2005.
(3)	Mr. Edmond has been an Executive Officer since 2004; however, he was appointed Chief Executive Officer for Latin America in 2005.
(4)	Mr. Vergara has been an Executive Officer since 2000; however, he was appointed Executive Officer for Hispanic Latin America in 2005.
(5)	Mr. Castro Neves has been an Executive Officer since 2003; however, he was appointed Chief Financial Officer and Investor Relations Officer in 2004.
(6)	Mr. Braz Ferro has been an Executive Officer since 2000; however, he was appointed Industrial Executive Officer in 2005.
(7)	Mr. Wuerkert has been an Executive Officer since 2003; however, he was appointed People and Management Executive Officer in 2004.

The following are brief biographies of each of AmBev’s executive officers:

Carlos Alves de Brito. Mr. Brito is the Chief Executive Officer for North America of AmBev. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of AmBev from 1999 to 2003 and as Chief Executive Officer of AmBev in 2004. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Labatt House, 207, Queen’s West, Suite 299, P.O. Box 133, Toronto, Ontario, Canada.

Luiz Fernando Ziegler de Saint Edmond. Mr. Edmond is AmBev’s Chief Executive Officer for Latin America. He joined the Company in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments. He was Sales Officer from 2002 to 2004. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Juan Manuel Vergara Galvis. Mr. Galvis is AmBev’s Executive Officer for Hispanic Latin America. He served as AmBev’s Carbonated Soft Drinks and Non-alcoholic Non-Carbonated Beverages Officer from 2001 to

2003 and as International Operating Officer in 2004. He was also the Marketing Officer of Brahma and AmBev from 1997 to 2000. He is also a board member of Quinsa. He holds a degree in business administration from Colegio de Estudos Superiores de Administración, in Bogota, Colombia. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

João Maurício Giffoni de Castro Neves. Mr. Neves is AmBev’s Chief Financial Officer and Investor Relations Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, New Businesses, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He is also a board member of Quinsa. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Bernardo Pinto Paiva. Mr. Paiva is AmBev’s Sales Executive Officer. He joined Brahma as a trainee in 1991 and has held various positions in the Financial, Marketing and Sales departments. He was Regional Officer in Rio de Janeiro and Logistics and Supply Executive Officer. He has a degree in production engineering from Universidade Federal do Rio de Janeiro. He also holds a post-graduate degree in marketing from Pontifícia Universidade Católica do Rio de Janeiro and an executive graduate diploma from London Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Carlos Eduardo Klützenschell Lisboa. Mr. Lisboa is AmBev’s Marketing Executive Officer. He joined the Company in 1993 and has held the positions of Regional Marketing Manager, Domestic Operating Manager and Skol’s Marketing Manager. He has a degree in business administration from Universidade Católica de Pernambuco and holds a postgraduate degree in marketing from Universidade Católica de Pernambuco. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Cláudio Braz Ferro. Mr. Ferro is the Industrial Executive Officer of AmBev. He joined Brahma in 1977 as a Brew Master and was responsible for the production and bottling divisions. In 1984, he was appointed Manager of the Industrial Department and, in 1990, Manager of the Rio de Janeiro plant. He holds a degree in industrial chemistry from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Francisco de Sá Neto. Mr. Sá is AmBev’s Carbonated Soft Drinks Executive Officer. He joined the Company in 1998 and has held various positions in the areas of Sales and Direct Distribution. He was also the Regional Officer in Southern Brazil. He has a degree in civil engineering from Universidade Federal da Bahia and holds an MBA from University of California, Berkeley. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Milton Seligman. Mr. Seligman is AmBev’s Corporate Issues Executive Officer. He joined the Company in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the Board of Directors of the Brazilian Development Bank (“BNDES”), as well as Minister of Development, Industry and Foreign Trade (Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Pedro de Abreu Mariani. Mr. Mariani is the General Counsel of AmBev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and a LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Ricardo Bacellar Wuekert. Mr. Wuekert is AmBev’s People and Management Executive Officer. He joined Brahma in 1991 and has held the positions of Marketing Manager, Northeastern Regional Officer and International Operating Manager. He has a degree in mechanical engineering from Universidade Federal do Rio de Janeiro, and holds an MBA from COPPEAD-RJ. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Board Practices and Corporate Governance
In 2004, we held numerous meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. We host quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. We also organize site visits for investors and analysts.

Fiscal Committee(Conselho Fiscal)

At AmBev’s Annual and Extraordinary Shareholders’ Meeting held on April 12, 2005, we approved an amendment of our by-laws to transform the Conselho Fiscal into a permanent body and appointed the following members for a term expiring upon our next Ordinary Annual Shareholders’ Meeting: Alcides Lopes Tápias, Álvaro Antônio Cardoso de Souza and Antônio Luiz Benevides Xavier, and, as alternates, respectively, Ary Waddington, Emmanuel Sotelino Schifferle and Nilson José Bulgueroni.

The responsibilities of the Conselho Fiscal include supervision of management, performing analyses and rendering opinions regarding AmBev’s financial statements and performing other duties in accordance with Brazilian Corporate Law. None of the members of the Conselho Fiscal is also a member of the Board of Directors or of the Executive Committee.

In addition, we have relied on the exemption provided for under Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Conselho Fiscal to act independently and to satisfy the other requirements of such Act.

The Board of Directors

Except for Messrs. Luis Felipe Pedreira Dutra Leite, John Franklin Brock, III and Brent David Willis, who were appointed members of the Board of Directors in 2005, all of the current members and alternate members of the Board of Directors of AmBev have been members since 1999 and had their mandates renewed in 2005 until 2008.

The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains its short-term competitiveness. Also, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising the Company’s long-term growth, while ensuring that AmBev’s corporate values are practiced and known.

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officers are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

Executive Committee

The Executive Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Executive Committee’s explicit responsibilities are:

•	to present medium- and long-term planning proposals to the Board of Directors;

•	to analyze, propose and monitor AmBev’s annual performance targets and the budgets needed to attain the projected goals;

•	to monitor AmBev’s standing through analysis of its results and market developments;

•	to analyze, propose and monitor the uniformization of best practices; and

•	to analyze and monitor the performance of our trademarks, as well as our innovation strategies.

The Committee is also responsible for opining on recruiting programs, variable compensation policies and the spreading of our culture.

Current members of the committee are Messrs. Victório Carlos De Marchi (President), Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira and Luis Felipe Pedreira Dutra Leite. Throughout the year, the Executive Committee holds at least six meetings.

Compliance Committee

The Compliance Committee’s responsibilities are to assist the Board of Directors in the following matters:

•	related party transactions;

•	conflict of interest situations;

•	compliance, by AmBev, with legal, regulatory and statutory provisions concerning related party transactions;

•	monitoring and analysis of our internal controls;

•	monitoring and analysis of our tax profile; and

•	other matters the Board of Directors may consider relevant and in the interest of AmBev.

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (President), José Heitor Attílio Gracioso, John Franklin Brock III, Vicente Falconi Campos and Luis Felipe Pedreira Dutra Leite. Throughout the year, the Compliance Committee holds at least four meetings.

Finance Committee

The Finance Committee analyzes and monitors our annual investment plan. This Committee assesses merger and acquisition opportunities before forwarding them to the Board of Directors. It is also the Finance Committee’s responsibility to evaluate the capital structure and cash flow of AmBev. In addition, the Finance Committee is responsible for analyzing and monitoring our risk policy and profile.

Current members of the Finance Committee are Messrs. Luis Felipe Pedreira Dutra Leite (President), Marcel Herrmann Telles, Victório Carlos de Marchi, Carlos Alberto da Veiga Sicupira and Roberto Moses Thompson Motta.

Throughout the year, the Finance Committee holds at least four meetings, in which are discussed, among other matters: budget; financial risk analysis; treasury policy; and merger and acquisition opportunities.

Consulting Committee

A Consulting Committee formed of three independent members appointed by the Board of Directors for terms of three years, was created in 2003. The Consulting Committee has the following functions:

•
to issue opinions to the Shareholders’ General Meetings concerning the conducting of the business and compliance with statutory obligations by the Company’s senior management; the Company’s management discussion and analysis report; and any submissions to be made by the Board of Directors to the Shareholders’ General Meetings;

•	to provide economic, industry and commercial data to the Board of Directors related to the Company’s main business purposes, including opinions and recommendations; and

•	to make recommendations concerning new business and general issues submitted to their consultation.

The current members of the Consulting Committee, with terms expiring in 2006, are: Messrs. José de Maio Pereira da Silva, Paulo Cezar Castello Branco Chaves de Aragão and Ary Oswaldo Mattos Filho.

Compensation

The aggregate remuneration of all members of the Board of Directors and senior management of AmBev in 2004 for services in all capacities amounted to R$37.7 million, including variable pay (bonuses). In addition, the members of the Board of Directors and senior management received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. All such benefits were provided through the FAHZ and, prior to October 27, 2000, by the BWF. The Board of Directors and AmBev’s senior management also receive benefits pursuant to AmBev’s pension, profit sharing plan, and stock ownership plan, which is not included in the amount above. For a description of these plans see below.

On various dates in 2004 and 2005, pursuant to our stock ownership plan, we acquired from our directors and executive officers a total of 345.3 million preferred shares held directly by each of them which had been subscribed to by each of them upon the exercise of certain rights to acquire shares granted to each of them under our stock ownership plan. Such directors and executive officers sold their preferred shares to us more than 60 months after each of them acquired such shares, for which we paid R$237.2 million, which was the market price of the shares at the time we bought them, calculated pursuant to the terms of the stock ownership plan.

There are no benefits in kind provided to the directors of AmBev. Neither are there agreements between AmBev and any of its directors providing for benefits upon termination of employment.

Employees

As of December 31, 2004, AmBev and its subsidiaries (except Quinsa and its subsidiaries) had approximately 25,974 employees, approximately 47% of whom were engaged in production, 41% of whom were engaged in sales and distribution and 12% of whom were engaged in administration.

The following table sets forth the number of employees of AmBev and its subsidiaries (except Quinsa and its subsidiaries) as of the end of the years indicated:

Employees As of December 31,
2004	2003	2002
25,974	18,890	18,570

The following table shows the geographical distribution of AmBev’s employees as of December 31, 2004:

Geographical Distribution of AmBev Employees(1)
Location	Number of Employees

Brazil	17,606
Canada	3,702
Dominican Republic	1,704
Venezuela	1,220
Peru	1,095
Ecuador	402
Guatemala	245
Total	25,974
____________________
(1) Not including Quinsa and its subsidiaries.

Training

In 1995, Brahma created the Brahma University (now “AmBev University”) to train and enhance our employees’ performance, and the performance of our distributors’ employees. In 2004, the AmBev University provided specific training for 2,235 employees and its distributors, totaling 8,500 hours of training. At the management level, AmBev’s senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training schools in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. Together with Sindicerv, the Brazilian beer producers’ association, AmBev also has established a training school in the city of Vassouras, near Rio de Janeiro, which includes a micro brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Dömens Academie in Munich, Germany, where its personnel responsible for beer production are introduced to new worldwide technologies and are able to visit other brewers and equipment suppliers.

AmBev operates AmBev TV, a proprietary distance-learning tool operated over a secure satellite broadcasting system that connects all of AmBev’s business units and a majority of our third-party distributors. In 2004, we provided standardized effective training to nearly 13,000 sales people. The television program coursework is reinforced and supplemented with online testing to closely monitor the learning process of each sales person, allowing us to pinpoint weaknesses and then act to provide individual training programs, as well as providing feedback to improve the quality of the broadcast. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

Industrial Relations

All of AmBev’s employees in Brazil are represented by labor unions, but only approximately 6% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center. AmBev’s collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relation with its employees is satisfactory, and there have been no strikes or significant labor disputes in the past ten years.

 Approximately 60% of our employees in our North America operations are represented by unions. Unionized employees are usually employees working within the production or distribution departments of the company, except for our operations in Quebec, which is approximately 95% unionized with both sales and office administration employees belonging to unions. The company has been working together with its unions to obtain operating flexibility in exchange for improved wages and benefits. However, in the past years there have been disputes in some of our locations, which curtailed our activities in such places. For example, in 2002, in London (Canada), we experienced a 4-month lockout. Similarly, in 2003 we were subject to a 3-month strike at our Montreal unit. Recently, at St. Johns, we also had a strike that lasted for 3 weeks.

Health and Severance Benefits

In addition to wages, AmBev’s employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev’s employees consist of benefits provided both by AmBev directly and by AmBev through the FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate law and AmBev’s bylaws, to support the FAHZ.

AmBev is required to contribute 8.5% of each Brazilian employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund (“FGTS”). Under Brazilian law, AmBev is also required to pay termination benefits to Brazilian employees dismissed without just cause, equal to 50% of the accumulated contributions made by AmBev to the FGTS during the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA-ex and North American operations.

Stock Ownership Plan

AmBev has a stock ownership plan designed to attract and retain the services of qualified directors, executives and employees. As of December 31, 2004, the plan had outstanding and exercisable rights to acquire

651,036 shares of AmBev. The plan is administered by a committee, which periodically creates programs under the stock ownership plan defining the terms and employees to be included, and establishes the price at which the rights to acquire shares are to be issued. This price may not be less than 90% of the average price of the shares traded on the stock market on the previous three business days, adjusted by an inflation index to be defined by the committee for each program. The number of shares which may be granted in each year cannot exceed 5% of the total number of preferred shares outstanding of each type of shares. When shares are acquired by the employee, AmBev issues new shares or transfers treasury shares to the option holder. Stock ownership rights granted have no final date to be exercised. When the grantee leaves the Company (other than upon retirement), the rights to acquire shares are forfeited. If an employee decides to sell shares acquired under the plan or an employee leaves AmBev, AmBev has the right to buy such shares at a price equal to:

•	the inflation indexed price paid by such employee, if the employee sells the shares during the first 30 months after shares are acquired by the employee;

•
50% of the inflation indexed price paid by such employee, plus 50% of the prevailing market price, if the employee sells the shares after the first 30 months but before the 60th month after shares are acquired by the employee; or

•	the market price, if the employee sells the shares more than 60 months after shares are acquired by the employee.

For plans granted prior to 2003, the subscription price of the shares could be paid over time, such period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These deferred payment rights are guaranteed by the shares which will be acquired under the plan. Due to the enactment of Sarbanes-Oxley Act of 2002, we have ceased to grant such deferred payment rights for any subsequent stock ownership plans. Nevertheless, advances granted prior to 2003 to employees are grandfathered.  At December 31, 2004 the outstanding balance of the advances to employees amounted to R$175.2 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders’ equity under U.S. GAAP.

AmBev Pension Plan

AmBev’s pension plans are administered by the AmBev Pension Fund (Instituto AmBev de Previdencia Privada - IAPP). The AmBev Pension Fund operates both a defined benefit pension plan and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board or Conselho Deliberativo which has four members, three of which are appointed by AmBev and the IAPP Director Board or Diretoria Executiva which has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by the IAPP Council Board.

The AmBev Pension Fund is available to both active and retired employees. Three months after joining us, employees may opt to join the defined contribution plan. Upon leaving (unless upon retirement) members are required to leave the AmBev Pension Fund. Members who joined after 1990 and request to leave will receive their contributions in a single inflation indexed installment.

As of December 31, 2004, we had 6,248 participants in our pension plans, 3,296 participants in the defined benefit plan, including 2,326 retired participants, and 2,952  participants in the defined contribution plan, including 23 retired participants.

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

Pension costs relating to the AmBev contributed to IAPP for the year ended December 31, 2004 were approximately R$3.9 million compared to R$ 4.4 million in 2003.

The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 88,664,850 common shares of AmBev with a total market value of R$128.9 million as of December 31, 2004), government securities and properties. All benefits are calculated and paid in inflation indexed Reais.

Profit-Sharing Plan

AmBev’s bylaws provide for the distribution of up to 10% of AmBev’s net income, as determined in accordance with Brazilian GAAP, to its employees. Executive officers are eligible for profit sharing in an amount not to exceed the lower of their annual remuneration or 5% of AmBev’s net income in the aggregate.

Payments under AmBev’s profit sharing plan are subject to the availability of cash resources of AmBev. Executive officers’ bonuses are determined based upon the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors. All other employees of AmBev are entitled to performance-based variable bonuses calculated on an annual basis.

Among all employees, up to 70% of our administrative employees and up to 60% of production, sales and distribution employees, can be awarded bonuses. The distribution of these bonuses is subject to a three-tier system in which AmBev must first achieve efficiency targets approved by the Board of Directors. Following that, each business unit must achieve its targets and finally individual performance is ranked.

Our annual targets may be changed by the Board of Directors. For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the plant level is based on a ranking between the different plants, which based on their relative ranking may or may not receive the bonus.

Expenses of AmBev provisioned under these programs amounted to R$152.4 millions for the year ended December 31, 2004, R$23.6 million for the year ended December 31, 2003 and R$125.1 million for the year ended December 31, 2002.

Bonuses, commissions and collective awards to be shared among employees depend on the operating results of AmBev and performance reviews based on individual and collective targets.

In the past, variable compensation used to be calculated based on AmBev’s annual EVA. Due to AmBev’s increased international expansion and the resulting complexity of the EVA calculation, in 2004 AmBev changed the payment model, and established the following:

•
Administrative employees: a total of approximately 4,000 administrative employees were eligible for variable compensation in 2004. Depending on their individual performance reviews, these employees received a multiple of 0x, 7x or 14x their annual salary. Each department was subject to a discount in the referred multiples depending on their respective percentage of results achieved.

•
Industrial, sales and distribution employees: these employees are given productivity incentives across the Company through set standards, tools and management methods. Business units compete against each other for prizes and bonuses. Prizes and bonuses were awarded in 2004 to employees from the top 18 manufacturing plants and 14 sales and distribution units. Business units ranking in first place for three years are granted the “Quality Ambassador” title.

These rules did not apply to our North America operations since Labatt was only merged into AmBev on August 27, 2004. In 2004, Labatt employees were compensated based on InBev’s system, and received a total of C$12.1 million in variable compensation.

AmBev’s variable compensation system is under review to better serve AmBev's new and expanded structure. However, the new system will continue to be based on AmBev's operating results and subject to the achievement of corporate targets.

Director and Senior Management Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by senior management as of May 31, 2005:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi(1)	*	*
John Franklin Brock, III	*	*
Marcel Herrmann Telles(2)	*	*
Carlos Alberto da Veiga Sicupira(3)	*	*
José Heitor Attílio Gracioso(4)	*	*
Roberto Herbster Gusmão(5)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Brent David Willis	*	*
Jorge Paulo Lemann(6)	*	*
Roberto Moses Thompson Motta(7)	*	*

Carlos Alves de Brito	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
Juan Manuel Vergara Galvis	*	*
Joáo Mauricio Giffoni de Castro Neves	*	*
Bernardo Pinto Paiva	*	*
Carlos Eduardo Klützenschell Lisboa	*	*
Cláudio Braz Ferro	*	*
Francisco de Sá Neto	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Ricardo Bacellar Wuerkert	*	*
_________________
*	Indicates that the individual holds less than 1% of the class of securities.
(1)	Mr. De Marchi is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.
(2)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil. Mr. Telles owns indirectly 2.61% of the voting capital of AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”. Mr. Telles is also a trustee of the FAHZ. For information regarding the shareholdings of the FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.

(3)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil Mr. Sicupira owns indirectly 2.20% of the voting capital of AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

(4)	Mr. Gracioso is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.
(5)	Mr. Gusmão is a trustee of the FAHZ. For information regarding the shareholding of the FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.
(6)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil. Mr. Lemann owns indirectly 5.84% of the voting capital of AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

(7)	Does not include 25,175,834,643 common shares owned by InBev Brasil. Mr. Motta is an executive officer of InBev Brasil.

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

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not yet required but strongly recommended. Additionally, the Bovespa and the IBGC–Brazilian Institute of Corporate Governance have developed guidelines to help with the dissemination of corporate governance practices.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

INDEPENDENCE OF DIRECTORS AND INDEPENDENCE TESTS

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies” such as AmBev need not comply with this requirement.
The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Conselho Fiscal.

The Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of a company’s executives and directors.

EXECUTIVE SESSIONS

NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporate Law, up to one-third of the members of the Board of Directors can also hold management positions. However, none of our directors holds a management position at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard.

NOMINATING/CORPORATE GOVERNANCE AND COMPENSATION COMMITTEES

NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. “Controlled companies” such as AmBev need not comply with this requirement.

In addition, we are not required under Brazilian law to have, and accordingly we do not have, a nominating committee, corporate governance committee or compensation committee. Currently, all of our directors are nominated by our controlling shareholders. The role of the corporate governance committee is generally performed by either our Board of Directors or our senior management. With respect to compensation, under Brazilian Corporate Law, the shareholders determine the total or individual compensation of a company’s directors and executive officers, including benefits and allowances at a general shareholder’s meeting.

AUDIT COMMITTEE AND AUDIT COMMITTEE ADDITIONAL REQUIREMENTS

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Brazilian Corporate Law requires us to have a non-permanent Conselho Fiscal. The Conselho Fiscal operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We maintain a permanent Conselho Fiscal. We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3.

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

We believe the corporate governance guidelines applicable to us under Brazilian Corporate Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and use of Information and policies for Trading with Securities issued by AmBev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management in our securities.

We periodically update our investor relations website. We also host quarterly conference calls with investors which are broadcasted live through the internet.

CODE OF BUSINESS CONDUCT

NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers.

We have adopted a Code of Business Conduct that applies to all officers and employees. There are no waivers to our Code of Business Conduct. We amended the code on May 2, 2005, in order to improve its contents.

CERTIFICATION REQUIREMENTS

NYSE corporate governance standards require that each listed company’s Chief Executive Officer certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE corporate governance standards.

As required by Section 303A.12(b) of the NYSE corporate governance standards, our Chief Executive Officers will promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Introduction

As of May 31, 2005 (after giving effect to the transactions that took place on that date), AmBev had 34,499,422,931 common voting shares and 31,147,483,500 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (“ADSs”) pursuant to the Securities Act: ADSs evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of May 31, 2005, there were 72,932,984 preferred ADSs outstanding (representing 7,293,298,400 preferred shares) and 14,618,863 common ADSs outstanding (representing 1,467,886,300 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

AmBev is controlled by InBev Brasil and the FAHZ, which own in the aggregate 86.5% of AmBev’s outstanding common shares. In addition, InBev Brasil and the FAHZ, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders’ agreement relating to AmBev. See “—AmBev Shareholders’ Agreement”. As of May 31, 2005, FAHZ owns 13.48% of the outstanding common shares of AmBev. InBev Brasil collectively own 72.97% of the outstanding common shares of AmBev. InBev Brasil held 99.74% of the voting shares of ECAP, which was merged into InBev Brasil on June 24, 2005.  InBev Brasil is a holding company, substantially all the assets of which consist of the shares of AmBev previously held by Braco S.A. and ECAP.

Share Buy-back Programs

In 2004, we acquired 2,605.0 million preferred shares in connection with our share buy-back program, at a cost of R$1,609.6 million. In 2003, we acquired 63.5 million common shares and 529.3 million preferred shares in connection with our share buy-back program, at a cost of R$310.0 million. In 2002, we acquired 89.5 million common shares and 701.3 million preferred shares in connection with our share buy-back program, totaling R$337.1 million. In 2004, 2003 and 2002, a portion of the common shares and preferred shares purchased by us were acquired by us pursuant to put options sold in connection with our share buy-back program.

In 2004, our Board of Directors launched four programs for the purchase of our outstanding preferred shares. In accordance with CVM rules, share buy-back programs are valid for a period of 365 days from the date they are approved, may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices do not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares.

The following table summarizes the share buy-back programs approved by our Board of Directors in 2004:

Approval Date	Preferred Shares Repurchased		Amount Repurchased	Date program was finalized
	As a number	As a % of free float	(R$ in thousands)

March 22, 2004	333,101,966	1.5	192,715	July 5, 2004
May 24, 2004	824,531,749	3.8	487,798	May 24, 2004
July 6, 2004	765,637,460	3.7	497,962	September 24, 2004
September 14, 2004	721,684,400	3.6	499,044	Not finalized
Total	2,644,955,575	N/A	1,677,519	N/A

On June 14, 2005, InBev announced that it decided to increase its economic interest in AmBev by purchasing preferred shares up to an aggregate amount of €500 million. These purchases are expected to occur over a period of twelve months from the date of the announcement.

AmBev’s Major Shareholders

The following table sets forth information as of May 31, 2005 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares

The Bank of New York - ADR Department(1)	1,461,886,360	4.24%	7,293,298,400	23.42%
InBev Holding Brasil S.A.(2)	20,328,352,883	58.92%	11,398,181,319	36.33
ECAP(3)	4,847,481,870	14.05%	−	−
FAHZ(4)	4,649,352,173	13.48%	444,332,513	1.42%
Caixa da Previdência dos Funcionários do Banco Central do Brasil - PREVI	664,631,731	1.93%	3,323,156,855	10.67%
Marcel Herrmann Telles(5)	42,629,006	0.12%	213,145,000	0.68%
Jorge Paulo Lemann(6)	12	0.00%	−	−
Carlos A. Sicupira(7)	6	0.00%	−	−
_____________________
(1)
Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2)
Does not include shares owned by ECAP. Messrs. Telles, Lemann and Sicupira, each a member of the Board of Directors of AmBev, currently indirectly owns, respectively, approximately 2.61%, 5.84% and 2.10% of AmBev.

(3)
Does not include shares owned by InBev Brasil. ECAP was merged into InBev Brasil on June 24, 2005. Messrs. Telles, Lemann and Sicupira, each a member of the Board of Directors of AmBev, currently indirectly own, respectively, approximately 2.61%, 5.84% and 2.10% of AmBev.

(4)	Messrs. Telles, Victório Carlos De Marchi, José Heitor Attílio Gracioso and Roberto Herbster Gusmão, directors of AmBev, are counselors of the FAHZ.
(5)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil. Mr. Telles currently indirectly owns approximately 2.61% of  AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement.

(6)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil and ECAP. Mr. Lemann currently indirectly owns approximately 5.84% of AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement.

(7)
Does not include 25,175,834,643 common shares and 11,398,181,319 preferred shares owned by InBev Brasil and ECAP. Mr. Sicupira currently indirectly owns approximately 2.10% of AmBev, and is also an intervening party to the AmBev Shareholders’ Agreement.

For a description of the Company’s major shareholders’ voting rights, see “—AmBev Shareholders Agreement”.

Options and Warrants

In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. See “Major Shareholders and Related Party Transactions—Major Shareholders—Options and Warrants”. On April 17, 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM’s final decision, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro seeking to reverse the CVM’s decision.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the strike price of other stock purchase warrants issued in 1993. The warrant holders requested preliminary injunctions for: (i) the immediate issuance by AmBev of the shares corresponding to the total amount of warrants held by the plaintiffs; and (ii) the right to subscribe for these shares at the substantially lower subscription price described above.

We have been notified of six claims from 11 holders arguing that they would be entitled to those rights. Three judicial decisions were issued in favor of AmBev in the state of Rio de Janeiro, denying the warrant holders’ right to subscribe for the shares at the lower price intended. One judicial decision was issued against AmBev in the state of São Paulo, recognizing the right of three warrant holders to subscribe for the shares at the lower price. All such decisions were appealed and are pending analysis by the Appellate Courts of the states of São Paulo and Rio de Janeiro.

In the event the plaintiffs prevail in all of the above proceedings, we believe that the corresponding dilution for the existing shareholders would be the difference between the values below and the net book value of such shares at the time they are issued, multiplied by the number of shares involved. We estimate that the aggregate subscription price of all the relevant shares will be R$1,022.4 million, based on a strike price of R$0.90977 for preferred shares and R$0.91595 for voting shares and warrants entitling its holders to subscribe for 29,602,450 common shares and 1,093,920,115 preferred shares. Three of the plaintiffs, who hold warrants that entitle them to subscribe for, in the aggregate, 435,563,170 preferred shares, argue that the strike price should be R$0.13585. AmBev has filed counterclaims on these lawsuits, three of which were granted, and one of which was rejected. Each decision, favorable or adverse to us, does not bind the court in relation to the other lawsuits.

In addition, one warrant holder filed a lawsuit for damages against AmBev before the courts of São Paulo. This holder claims that our setting of a high strike price caused such holder damages by unabling such holder from exercising his warrants for a lower strike price. The court issued a decision denying such holders’ request. The warrant holder appealed against such decision, which has not been analyzed by the Appellate Court of the state of São Paulo. The amount of the indemnification to be paid by AmBev in case the Appellate Court grants such appeal is approximately R$12 million.

Based on advice from our external counsel we believe our chances of prevailing in these proceedings are possible, and have not made any provisions in connection with these claims. However, no assurance can be given that favorable decision that we obtained will be upheld by the Appelate Courts, or that the unfavorable decision issued will be reversed. Except for the lawsuit for damages, as these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider adequate, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

AmBev Shareholders’ Agreement

On July 1, 1999 FAHZ, Braco S.A. and ECAP (which was merged into InBev Brasil on June 24, 2005), as well as AmBev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, entered into a shareholders’ agreement (the “AmBev Shareholders’ Agreement”) with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries, among other matters.

On March 2, 2004, the FAHZ, Braco S.A. and ECAP, along with AmBev, Messrs. Lemann, Sicupira, Telles and InBev, as intervening parties, executed the first amendment to the AmBev Shareholders’ Agreement to, among other things, (i) provide that each of the FAHZ, Braco S.A. and ECAP may appoint two observers to the meetings of the Board of Directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee; (iii) provide that Braco S.A. and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by InBev; (iv) eliminate the right of first refusal with respect to the dispositions of AmBev shares; (v) restrict the disposal of shares, directly or indirectly, by the FAHZ, Braco S.A. and ECAP through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of InBev is shared with Messrs. Lemann, Sicupira and Telles, except for the indirect disposal of shares among Messrs. Lemann, Sicupira and Telles or to InBev or its affiliates and other limited exceptions; (vi) terminate the provisions relating to the buy-sell rights of the FAHZ, Braco S.A. and ECAP; and (vii) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco S.A. and ECAP to accelerate the termination of the AmBev Shareholders’ Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the FAHZ is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the FAHZ. Furthermore, the first amendment to the AmBev Shareholders’ Agreement approved amending AmBev’s bylaws to increase the mandatory minimum dividend to 35%.

The following discussion relates to the AmBev Shareholders’ Agreement, as modified by the first amendment. In addition, InBev Brasil has succeeded to the rights and obligations of Braco S.A. under the AmBev Shareholders’ Agreement, as so amended.

Management of AmBev

Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev’s Board of Directors, AmBev’s controlling shareholders, the FAHZ and InBev Brasil, have the ability to elect the majority of AmBev’s directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the AmBev Shareholders’ Agreement, the adoption of a cumulative vote procedure, the provisions of the AmBev Shareholders’ Agreement on the management of AmBev were based on the assumption that no directors will be elected by minority shareholders of AmBev.

Due to the changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital and preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) holding at least 10% of AmBev's total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if neither the minority shareholders nor the preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) achieve such percentages as mentioned above, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of AmBev's total capital. In order to exercise these rights, any of these shareholders must prove that it has uninterruptedly held the corresponding shares for at least three months prior to the respective shareholders’ meeting.

If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, the controlling shareholders are entitled to elect the same number of members plus one, independently of the number of directors.

Presently, under the AmBev Shareholders’ Agreement, as amended, each of the FAHZ and InBev Brasil will have representation on the Board of Directors of AmBev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and InBev Brasil, on the other hand, may appoint up to two observers to attend AmBev’s board meetings, without voting rights. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted. FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the AmBev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and stock grouping). At that time FAHZ held 459,521,728 common shares, which was adjusted for the five-for-one stock split that took effect on October 23, 2000 and for the share dividend that took effect on May 31, 2005.  The FAHZ appointed three of our directors.  FAHZ is not allowed under the AmBev Shareholders’ Agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of AmBev’s voting shares. InBev Brasil has the right to appoint members and its alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between the FAHZ’s holding and the holding of InBev Brasil in the voting capital of AmBev. According to the amended AmBev Shareholders’ Agreement, InBev Brasil shall have the right to elect, from among the directors whom it is entitled to appoint, one effective member, and respective alternate, which shall be ultimately appointed by InBev.

The AmBev Shareholders’ Agreement provides that AmBev will have two Co-Chairmen with identical rights and duties, one appointed by FAHZ and the other by InBev Brasil. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of AmBev.

Each of FAHZ and InBev Brasil, may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

Each of FAHZ and InBev Brasil has agreed to exercise its voting rights in the shareholders’ meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. The FAHZ and InBev Brasil will agree on the method of casting their votes in order to accomplish this purpose in the event of the adoption of a cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Consulting Committee, the Executive Committee, the Financial Committee and the Conselho Fiscal have already been created. See “Directors, Senior Management and Employees—Board Practices and Corporate Governance”.

Preliminary Meetings and Exercise of Voting Right.

On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of AmBev or its subsidiaries, FAHZ and InBev Brasil have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The AmBev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings. This procedure makes it more likely that a matter approved by the controlling shareholders will also be approved at a shareholders’ meeting.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is constituted of InBev Brasil. However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “Management of AmBev”, and with respect to fundamental matters which require unanimous approval by FAHZ and InBev Brasil, as follows:

•
any amendment to the bylaws of AmBev and/or any of its subsidiaries with the purpose of amending: (i) the corporate purposes, (ii) the term of duration, and/or (iii) the composition, powers and duties of the management bodies;

•	approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of AmBev foreseen for the same fiscal year;

•	designation, dismissal and substitution of the Chief Executive Officer of AmBev;

•	approval of or amendment to the remuneration policy for the Board of Directors and of the executive board of AmBev, as well as of its subsidiaries;

•	approval of stock ownership plans for the managers and employees of AmBev and/or its subsidiaries;

•	change in the dividend policy of AmBev and/or any of its subsidiaries;

•
increases in the capital of AmBev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders’ shares by AmBev and/or any of its subsidiaries except when such legal businesses are carried out between AmBev and its subsidiaries or between the subsidiaries;

•
amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving AmBev and/or any of its subsidiaries, in the latter case (a) when such operation involves a company that is not a subsidiary, directly or indirectly, of AmBev and (b) provided that the transaction in question results in the reduction in the average dividend paid by AmBev in the past five years, adjusted by the IGP-M published by Fundação Getúlio Vargas as of the date of payment;

•
the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of AmBev’s subsidiaries, under any title or form, except in the benefit of AmBev and/or another subsidiary;

•	the incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5;

•	the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;

•
the extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves;

•	election of members of committees of AmBev’s Board of Directors;

•	cancellation of the registration of AmBev and/or any of its subsidiaries as publicly traded companies;

•	petition for an arrangement with creditors (“concordata”) or acknowledgment of bankruptcy by AmBev and/or any of its subsidiaries;

•	liquidation or dissolution of AmBev and/or any of its subsidiaries; and

•	appointment of the external auditors of AmBev and/or any of its subsidiaries.

The AmBev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The AmBev Shareholders’ Agreement provides that any votes cast by FAHZ or InBev Brasil, or by any of the board members appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

Transfer of Shares

The AmBev Shareholders’ Agreement contains the following provisions concerning the transfer of shares:

•
FAHZ and InBev Brasil have agreed (i) not to dispose, directly or indirectly, of their shares, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the AmBev Shareholders’ Agreement, during the term of the agreement, and (ii) not to create any type of encumbrance on their shares, without the prior written consent of FAHZ, in the case of InBev Brasil, and without the prior written consent of InBev Brasil, in the case of FAHZ;

•
In the event that the shares of AmBev owned by FAHZ on the one hand, and by InBev Brasil, on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either (i) the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or (ii) the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the AmBev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the AmBev shares and the obligations in respect of such restriction.

•
If any of FAHZ, on the one hand, and InBev Brasil, on the other hand, intends to dispose of subscription rights relating to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

The shareholders’ agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the aforementioned provisions on rights of first refusal are not observed will be deemed null, void and ineffective. AmBev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by Brazilian law.

Specific Performance

Obligations of the parties under the AmBev Shareholders’ Agreement will be subject not only to specific performance but will also bind third parties to the terms of the agreement, in effect declaring null and void any action taken in contravention to it so long as rights and obligations of third parties stem from the agreement.

Shareholders’ Voting Rights Agreement

    As of August 30, 2002, each of the Santas, with Messrs. Lemann, Sicupira and Telles, as intervening parties and S-Braco, Braco S.A., ECAP and AmBev, as acknowledging parties, entered into a shareholders’ voting rights agreement (the “Shareholders’ Voting Rights Agreement”) with respect to Messrs. Lemann’s, Sicupira’s and Telles’ respective indirect interests in each of S-Braco, Braco S.A., ECAP and AmBev. In the Shareholders’ Voting Rights Agreement, each of the Santas (and Messrs. Lemann, Sicupira and Telles) agreed to exercise their respective influence in S-Braco, Braco S.A., ECAP and AmBev in full compliance with the terms of the Shareholder’s Voting Rights Agreement. The Santas agreed that the Board of Directors of S-Braco shall consist of four members and that the executive committees of Braco S.A. and ECAP should consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of Directors of S-Braco, (ii) one member of the executive committees of Braco S.A. and ECAP, respectively, and (iii) one member of the Board of Directors of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev’s Board of Directors, alone or in conjunction with FAHZ, pursuant to the AmBev Shareholder’s Agreement). The Santas further agreed that resolutions concerning S-Braco, Braco S.A., ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Santas. On other issues not requiring unanimity, Messrs. Lemann, Sicupira and Telles, as the controlling shareholders of the Santas, shall in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholder’s Voting Rights Agreement also contained, among others, terms and conditions (a) restricting the vehicles by which Messrs. Lemann, Sicupira and Telles, and their respective direct descendants could hold shares of S-Braco, Braco S.A., ECAP and AmBev and (b) prohibiting the pledging of shares of S-Braco, Braco S.A., ECAP and AmBev by any of the Santas as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

    Additionally, Santa Judith, Santa Irene, Santa Estela and Santa Prudência, as well as Messrs. Lemann, Sicupira and Telles, the latter three as intervening parties, were parties to a shareholders’ property rights agreement relating to the disposition of shares of S-Braco.

Notwithstanding the dissolution of S-Braco and the Santas or any other transaction in connection with the internal restructuring of the SB Group Companies pursuant to the Contribution and Subscription Agreement, Messrs. Lemann, Sicupira and Telles have entered into an agreement confirming that their relationship with respect to their interests in InBev Brasil, ECAP and AmBev will continue to be governed by substantially similar arrangements.

AmBev Share Transfer Agreement and AmBev Governance Agreement

Pursuant to the stock purchase agreement dated May 1, 2002 (as amended, the “Stock Purchase Agreement”), between AmBev and BAC, for the purchase by AmBev of 230,920,000 Class A common shares, without par value, of Quinsa, on January 31, 2003, FAHZ, InBev Brasil (formerly Braco Investimentos S.A.) and ECAP, as well as AmBev and BAC entered into (i) a share transfer agreement related to the capital stock of AmBev (the “AmBev Share Transfer Agreement”) and (ii) a governance agreement related to the governance of AmBev (the “AmBev Governance Agreement”). The AmBev Share Transfer Agreement and the AmBev Governance Agreement will not become effective until shares of AmBev are acquired by BAC by means of the exercise of the put or of call provided in the Put and Call Options.

Pursuant to the AmBev Share Transfer Agreement, among other things, (i) BAC has agreed not to transfer any common shares of AmBev held by BAC, except for transfers to affiliates or family members (“Permitted Transferees”), other than in accordance with the provisions of the AmBev Shareholders Agreement, (ii) BAC and its Permitted Transferees have granted InBev Brasil and ECAP a right of first refusal on any transfer of common shares of AmBev to third parties, pursuant to which BAC will not transfer any common shares of AmBev (except to Permitted Transferees) unless BAC or its Permitted Transferees shall have first offered to sell such common shares of AmBev to InBev Brasil, (iii) InBev Brasil has granted BAC and its Permitted Transferees tag-along rights pursuant to which BAC and its Permitted Transferees have the right to sell at the same price and on the same terms and conditions as InBev Brasil in connection with any sale by InBev Brasil of more than 50% of the AmBev shares held by InBev Brasil to a third person or any sale of a majority of the outstanding shares of InBev Brasil, (iv) BAC and its Permitted Transferees have granted InBev Brasil drag-along rights pursuant to which in the event that InBev Brasil proposes to sell in a bona fide arm’s-length sale more than 50% of their common shares of AmBev to any unaffiliated third party, InBev Brasil has the right to require BAC and its Permitted Transferees to sell to the proposed transferee all or a portion of their common shares of AmBev for the same per share consideration, in the same pro rata portion and on the same terms and conditions as proposed to be received by InBev Brasil, and (v) AmBev has granted to BAC and its Permitted Transferees the preemptive rights set forth in Article 171 of the Brazilian Corporate Law. Pursuant to the AmBev Governance Agreement, among other things, (i) BAC and its Permitted Transferees have the right to nominate a number of directors of AmBev proportionate to their percentage ownership of the total outstanding common shares of AmBev, provided that BAC and its Permitted Transferees have the right to nominate at least one director as long as BAC and its Permitted Transferees continue to own at least 90% of the common shares of AmBev acquired by them pursuant to the options under the Stock Purchase Agreement, and (ii) for so long as BAC and its Permitted Transferees have at least 90% of the shares of AmBev acquired pursuant to the consummation of the options, certain matters will not be approved by the shareholders meeting or the Board of Directors of AmBev without the vote of BAC.

RELATED PARTY TRANSACTIONS

Material Related Party Transactions

We engage in the purchase and sale of raw material with affiliated entities, which are eliminated on consolidation in our financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in note 2(b) to our audited consolidated financial statements.

AmBev has entered into an agreement with FAHZ for the purchase of certain labels for the beer packaging. FAHZ, as described in “Operating and Financial Review and Prospects—Critical Accounting policies”, provides medical, dental and social assistance to current and former employees and their dependents. FAHZ owned 13.48% of AmBev’s outstanding voting shares and 7.73% of our total outstanding shares on May 31, 2005. FAHZ is not included in our Brazilian GAAP financial statements. During the year ended December 31, 2004, we purchased labels on an arm’s-length basis with a value of R$25.1 million from the FAHZ.

Before January 1, 2003, AmBev financed its employees’ purchases of shares pursuant to its stock ownership plan. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such financing option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, advances for the stock ownership plans granted prior to 2003 are grandfathered and may be requested.

We have entered into a variety of agreements with Quinsa and BAC, Quinsa’s controlling shareholder, relating to the acquisition of our interest in Quinsa. See “Information on the Company—Acquisition of Interest in Quinsa”.

On August 27, 2004, in connection with the consummation of the merger of Labatt into AmBev, Labatt Brewing Company Limited (“LBCL”) and InBev entered into cross-services agreements with a view to:

•	terminating the existing services agreement among those entities;

•
LBCL providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services, until December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to the cross-services agreement);

•
InBev providing to LBCL, on an hourly basis, administrative services such as internal audit services, legal advice and IT support, until December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to the cross-services agreement).

On the same date, InBev and LBCL and AmBev agreed that InBev would be entitled to all intellectual property created or developed by LBCL with aid or funds from InBev from August 27, 2004 to December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to this agreement) and that LBCL would be entitled to continue using a subsidiary of InBev to assist it with hedge arrangements.

We distribute some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA (previously Labatt USA, L.L.C.), a subsidiary of InBev. We have no written agreement to sell through InBev USA. Over the four month period that we held Labatt in 2004, we have exported approximately C$36.3 million worth of beer to the United States.

On March 4, 2005, due to a notice of reassessment in respect of LBCL’s 1998 taxation year issued by the Canada Revenue Agency on December 2, 2004, and other notices that could be issued, and in view of the indemnification provisions set forth in the Incorporação Agreement, InBev, LBCL and AmBev agreed that LBCL should pay the relevant tax authorities the full amounts due under any such notices, and InBev would reimburse any such amounts, including increased interest expenses as a result of LBCL’s increased leverage ratios, on an annual basis or at each time that LBCL has a credit with InBev over U.S.$ 40 million.

On March 21, 2005, AmBev and InBev entered into a cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. AmBev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these) any other European premium branded beer in Latin America, and InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales, up to 7%, thereafter. Since March 23, 2005, InBev has been distributing the Brahma brand in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia.  We announced the launch of the Stella Artois brand in Brazil on June 28, 2005. In addition, we have an agreement with InBev  through which we can distribute Stella Artois branded beer in Canada

On June 14, 2005, InBev announced that it decided to increase its economic interest in AmBev by purchasing preferred shares up to the aggregate amount of €500 million. These purchases are expected to occur over a period of twelve months from the date of the announcement.

Financial Information

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Financial Statements” .

Legal Proceedings

Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see note 12 of our consolidated financial statements.

  Tax matters

As of March 31, 2005, we had approximately 2,309 tax claims pending, including judicial and administrative proceedings. Most of these claims relate to the ICMS tax and the IPI excise tax. We have made provisions of R$997.9 million in connection with these tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by AmBev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS, IPI tax and revenue taxes (“PIS” and “COFINS”). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

Value-added tax, excise tax and taxes on net sales

In October 1996, a tax law allowed credits of ICMS on capital expenditures to be offset against the amounts payable on such tax. Based on this law and on certain constitutional principles, some of our subsidiaries filed several lawsuits with state courts to allow them to offset ICMS tax paid prior to 1996 and with the IPI excise tax paid in the 1997 against similar taxes payable in 1996. We made a provision regarding the amounts offset, including the interest and penalties that could become payable should we lose these lawsuits.

During 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the new law is unconstitutional. As such new taxes remain in force until a final ruling is rendered, we recorded the accumulated amount of R$382.1 million as “provisions for contingencies and other” as of March 31, 2005. We will not be permanently relieved of the obligation to pay such taxes unless and until a final favorable ruling is rendered.

Certain Brazilian taxpayers have filed claims to be able to exclude for the period from 1988 to 1995, in the calculation basis (i.e., the gross revenue of the sixth previous months) the indexation for inflation prior to the calculation of the PIS tax. The taxpayers argue that Complementary Law No. 7/70 does not require indexation of the calculation basis, and the provision in the Decree Laws, which created indexation of the calculation basis, was overturned by the Federal Supreme Court and the Senate. Tax authorities asserted that the Federal Supreme Court and Senate actions affected only the determination of the calculation basis, but did not affect the definition of the indexation procedure in the Decree Laws.

On May 29, 2001 (ruling published on June 11, 2001), an arbitration session of the Court of Appeals ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new tax assessments regarding this issue. Although the issue has not yet received a final ruling, taxpayers are likely to prevail.

On October 15, 2001, we concluded the preliminary determination of the credits arising in the five year prescriptive period prior to the date of our claim. The provision for the PIS liability, including interest and charges, totaling R$138.7 million was reversed to income and recorded in “Value added and excise taxes on sales” during 2001 and we are currently awaiting a final decision.

 Income tax and social contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest attributable to shareholders’ equity for social contribution and income tax purposes. Brahma filed a lawsuit with the Federal Courts of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996 in the amount of R$40.1 million. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest attributable to shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996, thereby allowing Brahma to offset the amounts of taxes unduly paid in 1996 against the amounts owed in 1999. In April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. On April 3, 2002, we appealed the Federal Appellate Court’s judgment to the Brazilian Supreme Court and to the Superior Court of Justice.

During the last quarter of 2004 and the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3,500.0 million. Based on the advise of external counsel, we believe that such assessments are without merit, and we believe that our chances of ultimately losing these claims are possible (but not probable) with respect to R$2,000.0 million and remote with respect to R$1,500 million. Accordingly, we have not made any provision in connection therewith. Based on advice of our external counsel, we reached those conclusions due to the following main reasons: (i) the assessments are based upon legislation which was not in force at the time to which the corresponding assessment periods relate to; (ii) the assessments do not consider the existence of a double taxation treaty between Brazil and Spain; (iii) there is a mistake in the determination of the amounts supposedly due; and (iv) the assessments purport to tax foreign exchange variation on our offshore investments, which is a taxable event not provided for under Brazilian law.

    Labor matters

We are involved in approximately 8,500 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, overtime, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

We have made provisions of R$333.8 million as of March 31, 2005, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

Civil claims

      As of March 31, 2005 we had 4,001 civil claims pending, including distributors and product related claims. We are the plaintiff in 1,462 and the defendant in 2,539 of these claims, respectively. We have established provisions in the amount of R$88.4 million as of March 31, 2005 in connection with civil claims in which we believe there is a probable chance of loss.

On April 11, 2003, the Federal District Public Attorney initiated an administrative civil public investigation regarding advertisements that allegedly have the potential to induce teenagers and children to consume alcoholic beverages in a Skol and Brahma beer marketing campaigns. We have presented a settlement proposal to the Federal Public Attorney’s Office and are waiting for a response. We believe that the investigation will end without any material disbursement on our part and therefore have not made a provision for any amount in connection with this investigation.

On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against us and Antarctica in the civil courts of the City of São Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders’ meeting held on September 2, 1999, changing the valuation method (from book value to economic value) that was used to determining the appraisal value of withdrawing Antarctica shareholders was invalid because it occurred after the plaintiffs had exercised their withdrawal rights. These plaintiffs claim compensation in the total amount of approximately R$0.8 million (the current amount is R$1.1 million). On July 21, 2001, the court dismissed the action against Antarctica. On December 21, 2001 the judge adjudicated in favor of the minority shareholders requiring us to pay the difference between the value of the shares. We have appealed this ruling and expect to prevail in the Appellate Courts based upon advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

A court in the City of São Paulo, state of São Paulo, granted an injunction to restrict AmBev from advertising soft drinks on television during the hours that children’s programming airs and imposed information requirements on our advertisements, labels and containers informing consumers about the damages that excessive sugar could bring to health as well as the risk of obesity. We appealed this decision and the appellate court suspended the injunction. A final decision is pending. On May 18, 2004, another lawsuit was filed against AmBev in a court in the city of Ribeirão Preto, state of São Paulo, to impose similar restrictions and requirements. No injunction has been granted and final judgment is still pending. We expect favorable decisions in both cases based on advice from our external counsel. Based upon this expectation, we have not made a provision for any amount.

A number of class action lawsuits have been commenced in various U.S. states against multiple defendants in the alcohol industry (including Labatt Brewing Company Limited and affiliated entities), alleging intentional and negligent marketing of alcohol to minors. Labatt entities have retained external legal counsel and joined a coordinated joint defense group, to help manage information flow, overall strategy and defense costs. It is too early to provide any assessment of possible exposure.

Options and Warrants

In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. See “Major Shareholders and Related Party Transactions—Major Shareholders—Options and Warrants”. On April 17, 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM’s final decision, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro seeking to reverse the CVM’s decision.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the strike price of other stock purchase warrants issued in 1993. The warrant holders requested preliminary injunctions for: (i) the immediate issuance by AmBev of the shares corresponding to the total amount of warrants held by the plaintiffs; and (ii) the right to subscribe for these shares at the substantially lower subscription price described above.

Currently, we have been notified of six proceedings, with eleven holders claiming such rights. We estimate that the aggregate subscription price of all the relevant shares will be R$1,022.4 million, based on a strike price of R$0.90977 for preferred shares and R$0.91595 for voting shares and warrants entitling its holders to subscribe for 29,602,450 common shares and 1,093,920,115 preferred shares. Three of the plaintiffs, who hold warrants that entitle them to subscribe for, in the aggregate, 435,563,170 preferred shares, argue that the strike price should be R$0.13585.

The maximum dilution for the existing shareholders would be the difference between these values and the net book value of such shares at the time they are issued, multiplied by the number of shares involved. AmBev has filed counterclaims on these lawsuits, three of which were granted, and one of which was rejected. Each decision, favorable or adverse to us, does not bind the court in relation to the other lawsuits.

In addition, one warrant holder filed a lawsuit for damages against AmBev before the courts of São Paulo. This holder claims that our setting of a high strike price caused such holder damages by unabling such holder from exercising his warrants for a lower strike price. The court issued a decision denying such holders’ request. The warrant holder appealed against such decision, which has not been analyzed by the Appellate Court of the state of São Paulo. The amount of the indemnification to be paid by AmBev in case the Appellate Court grants such appeal is approximately R$12 million.

In spite of the favorable decisions issued so far, we decided to adopt a cautionary approach due to the unfavorable decision of the lower court of the state of São Paulo that changed, in relation to those lawsuits, our initial evaluation (according to which we had a probable chance of prevailing). Based on advice from our external counsel, and for the cautionary approach described above, we believe our chances of prevailing in these proceedings are possible. Except for the lawsuit for damages, as these disputes are based on whether we should receive as a subscription price a lower price or the price that we consider adequate, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

Distributors and product-related claims

Numerous claims have been filed against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the highest level Court of Appeals in Brazil, the Superior Court of Justice and the Federal Supreme Court.

The aggregate amount of these claims was R$344.2 million as of March 31, 2005. AmBev has established provisions in the amount of R$33.3 million in connection with these claims as of March 31, 2005, based on the advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and, in areas where we continue to use third-party distributors, may terminate existing distributors in favor of new distributors. We expect this program to result in additional lawsuits.

There are currently eleven administrative proceedings against us under CADE’s review, each of them commenced by former or present distributors who challenge the legality of our market practices under distribution arrangements and request the suspension of such market practices. CADE has dismissed ten of those complaints, concluding that we did not engage in any of the alleged illegal activities. The remaining one proceeding is under review by CADE.

Antitrust matters

The Combination

We currently have a number of antitrust investigations pending against us, which have been initiated by CADE following its investigations in connection with the combination.

The first proceeding refers to complaints brought by the Brazilian Association of Antarctica Distributors (“ABRADISA”), alleging that provisions in our distribution agreements are illegal exclusivity provisions. After appropriate investigations, on February 22, 2002, the Brazilian antitrust authorities decided to accept the proceedings against us to determine whether there is circumstantial evidence relating to unfair market practices. The antitrust authorities are seeking to determine whether or not the following main practices are taking place: (i) establishment of minimum quotas for retailers to purchase our beverages; (ii) imposition of sale price to retailers; (iii) whether the sharing of the distribution network among Antarctica, Skol and Brahma products has resulted in damages to retailers’ fair competition; (iv) unjustified increase in price; and (v) unfair competition between retailers and direct distribution. On March 29, 2002, we filed our defense. Presently, this proceeding is awaiting decision by the Brazilian antitrust authorities as in March 2003 CBB and its forty-one distributors executed a settlement agreement (Termo de Transação) that has been fully complied with by all its parties. On November 4, 2003, the ABRADISA President filed a petition in this proceeding before the Brazilian antitrust authorities stating that the settlement agreement has been fully complied with by all its parties and that ABRADISA has no interest in continuing with this proceeding.

In 2002, a distributor in the state of Alagoas filed a petition requesting that the State Public Attorney investigate compliance with CADE’s performance agreement with respect to exclusivity agreements. The State Public Prosecutor requested information from AmBev on July 16, 2002. On August 12, 2002, we presented our defense. We expect the State Public Attorney to withdraw the charges with no further implication to AmBev. Based on the arguments presented before the antitrust authorities on May 7, 2003, we believe that we have good chances of being successful in these proceedings. On February 17, 2005, CADE acknowledged that AmBev had not disobeyed the performance agreement in connection with this case.

On April 24, 2003, Cervejaria Braumeister, a small brewer with which we had executed five exclusivity agreements (one for each store) filed a complaint with the Brazilian antitrust authorities alleging that we have breached the antitrust performance agreement that we signed with CADE by imposing exclusivity on them. On October 20, 2003, we presented our defense alleging that there was no imposition of exclusivity, but that the exclusivity was negotiated between the parties. To date, the case is in its discovery phase. We expect this complaint to be dismissed as there are three lower court judicial decisions which were granted in our favor.

The State Public Attorney of Rio Grande do Sul filed two claims in connection with the lay-off of employees in the beer plants of Estrela and Montenegro and also in connection with the closing or disposing of any of our beer plants. On February 17, 2005, CADE acknowledged that AmBev did not disobey the performance agreement in connection with this case. We expect the State Public Attorney to withdraw the charges with no further implication to AmBev.

On February 13, 2004, the Labor Union of the Food and Beverages Industry Workers (Sindicato dos Trabalhadores nas Indústrias de Alimentação e Bebidas) of the city of Jacareí, State of São Paulo, filed a claim with the Brazilian antitrust authorities in connection with the lay-off of employees in our beer plant in Jacareí. In this claim, this union alleges that we have breached our antitrust performance agreement signed with CADE pursuant to which we have committed to maintain the level of employment in our plants. On June 14, 2004, we presented our defense. We expect this claim to be dismissed as we believe we have complied with all the provisions of the mentioned antitrust performance agreement.

In 2004, Schincariol, which is currently one of our largest competitors, filed a complaint with the Brazilian antitrust authorities asking them to investigate whether our loyalty program named Tô Contigo complies with Brazilian antitrust laws and alleging that AmBev had not complied with the performance agreement signed with CADE due to AmBev’s conduct in the market. The Brazilian antitrust authorities have not yet made any decision on this complaint, as it is in its discovery phase.

Joint Ventures and Alliances

Brahma’s joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol’s licensing agreement with Carlsberg were all required to be submitted to CADE for approval. In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma’s joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing arrangement with Carlsberg was approved by CADE. The Miller license arrangement was approved in 1997 and the performance agreement entered into in connection with such transaction lead to the execution of a production agreement with Dado Bier, which will expire in December 2005.

CADE approved on July 16, 2004, our cooperation with Souza Cruz S.A. for the implementation of “Cportal”, a business-to-business website. On November 28, 2001, CADE unconditionally approved the cooperation with Souza Cruz S.A. regarding the implementation of Agrega, a business-to-business website, through which the acquisition of MRO (materials, repairs and operation) products and services would be negotiated. The Agrega joint venture was commenced on November 30, 2000.

As a result of PepsiCo’s acquisition of Gatorade and subsequent licensing of the trademark to us, CADE began analyzing the isotonic market concentration. AmBev has agreed to keep all the labor positions related to Gatorade production, while the marketing policies for Gatorade and Marathon will be maintained independently. AmBev has also agreed not to reveal the secrets regarding the production. On July 14, 2004, CADE members voted for the approval of the transaction with restrictions, including the sale of Marathon. We are awaiting CADE’s proposal of performance agreement.

On July 23, 2003, CADE approved with no restrictions our agreement with Quinsa to distribute Quinsa beer in Brazil. This agreement is pending the approval of Argentinean antitrust authorities as it also provides for the distribution of Brahma in Argentina.

InBev-AmBev Transactions

On March 18, 2004, we formally notified the Brazilian antitrust authorities of the proposed InBev-AmBev Transactions. On May 27, 2004, the SEAE, an office within the Ministry of Finance and one of the three bodies responsible for reviewing the transaction, issued an opinion recommending unrestricted approval, on the grounds that the transactions would not affect the domestic beer market. Schincariol filed an opposition to the transaction that was rejected by the SEAE. On June 29, 2004, the SDE, an office of the Ministry of Justice, issued an opinion concurring in SEAE’s recommendation. On May 18, 2005, the Federal Public Attorney issued an opinion recommending unrestricted approval. Finally, on June 15, 2005, CADE issued its unrestricted approval of the transaction.

Other

In the first quarter of 2005, the Canadian Competition Bureau commenced an investigation into Labatt and Molson’s activities in Quebec, alleging possible re-sale price maintenance in the retail sale of beer. No charges have been laid. Internal and external legal counsel are managing the matter, and are in dialogue with the Bureau. It is too early to determine how this investigation will conclude.

In addition, several Canadian brewers are party to an Industry Standard Bottle Agreement (“ISBA”) whereby the parties have agreed to use only a particular type of bottle which are then recycled to ISBA signatories on a proportionate basis for re-use. Brick Brewing Company, a small Ontario brewer that is not an ISBA signatory, commenced litigation against TBS and obtained an injunction pending determination of Brick's continued access to the industry bottles.  The discovery stage of the matter is completed, with trial likely in 2006. Brick took its position to the Canadian Competition Bureau. The Bureau launched a civil investigation, contending that the ISBA may have the likely effect of preventing/lessening competition for beer products in Canada. The Bureau has gathered documentation from all parties and a response from the Bureau is expected in 2005 or 2006.

CVM

Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, a Brazilian pension fund holding approximately 6.07% of AmBev’s capital stock as of May 31, 2005, filed an administrative complaint against AmBev with the CVM on April 8, 2004, alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. On May 4, 2004, AmBev filed a response to the complaint with the CVM, which was supported by several opinions of renowned Brazilian legal scholars. The complaint was reviewed by the staff of CVM in a decision that rejected all the complaints of PREVI, which subsequently filed an administrative appeal to the CVM. The CVM, in a decision issued on December 16, 2004, declared that (i) there was no element to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there were no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct as needed. Moreover, the CVM expressed its understanding that directors involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending that the staff investigate any possible violation of the fiduciary obligations of one specific director who was a shareholder of Braco (now known as InBev Brasil) and ECAP, the direct controlling shareholders of AmBev and took part in AmBev’s board resolution. There would be a quorum to approve the relevant resolutions even without the vote of such director. The CVM recommended also that the staff investigate the adequacy of the disclosure proceeding of the transactions. So far, we have not been informed of any specific administrative action in relation thereto.

Following the announcement of the InBev-AmBev Transactions, we were notified by the CVM that it detected what it perceived to be unusual trading patterns in shares of AmBev in the weeks preceding the announcement. The CVM, in accordance with what we understand to be its standard procedures, requested from us and from InBev Brasil a list of all directors, officers, employees, accountants, lawyers, investment bankers and other consultants involved in the InBev-AmBev Transactions. That information has been supplied to the CVM. According to certain public statements of staff members and commissioners of the CVM, the CVM is investigating the possibility that the trading of AmBev shares based on non-public information occurred. We believe that CVM’s investigation is pending; however, we have no indication of when the investigation will conclude.

Environmental matters

On November 7, 2001, the Public Attorney (Promotoria) of Manaus notified us that a criminal lawsuit had been initiated against IBANN, our subsidiary, and three of its officers in the courts of the State of Manaus claiming damages for harm allegedly done to the Igarapé dos Franceses forest. On March 21, 2002, the Public Attorney proposed a settlement through a series of environmental projects. On November 19, 2002 we entered into an agreement with the Public Attorney which included the reforestation of an area of the Igarapé dos Franceses forest and the purchase of equipment used by the governmental agencies to protect the environment. We have complied with all the terms of the agreement which will be homologated at a judicial hearing which has yet to be scheduled.

There was a civil action brought by the Public Attorney of the State of Amazonas against the State Government of Amazonas (Environmental Protection Institute of Amazonas - “IPAAM”), the municipality of Manaus (Municipal Department of Environment Development - “SEDEMA”) and beverage industry companies in August 2000, which resulted in a settlement which provides for obligations in the collection and recycling of PET packages. The obligations are of a permanent nature and we believe that we are regularly complying with them.

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response and have performed all the necessary studies which allowed us to conclude that CBB had not disposed of any toxic garbage and that there were no actions causing harm to the environment. We are awaiting conclusion of expert testimony. Based on the results of our studies, as well as the retaliatory nature of Oliveira Comércio de Sucatas’ complaint filed immediately following a termination of a service contract, we believe we will be cleared.

The Public Attorney of the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of the pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the city of Rio de Janeiro. Currently this investigation is in the discovery phase. We expect this investigation to be dismissed as we have presented several expert opinions, including one from the State environmental agency (“FEEMA”) showing lack of environmental damages. Due to the wide repercussion of this matter in the media, the Legislative Branch initiated a Parliamentary Commission of Investigation (Comissão Parlamentar de Inquérito - “CPI”) to investigate the facts. Our corporate relations officer, Milton Seligman, has testified in a public hearing related to this matter. We expect the CPI to be dismissed as we presented expert opinions showing the lack of any environmental damages.

Dividend Policy

For information regarding our dividend policy, see “Key Information—Selected Financial Data—Dividends—Dividend Policy”.

Significant Changes

Except as otherwise described in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2004.

The Offer and Listing

PRINCIPAL MARKET AND TRADING MARKET PRICE INFORMATION

AmBev is registered as a publicly held company with the CVM and has been listed on the Brazilian stock exchanges since December 17, 1998 under the name Aditus Participações S.A. Because AmBev was originally incorporated as a shelf company without any operational activity, there was no market for AmBev shares until September 17, 1999, two business days after the Antarctica conversion. From September 17, 1999 until September 15, 2000, the first date following the Brahma conversion, there was a limited trading market for AmBev shares. For a description of the combination transactions that led to the formation of AmBev, including the Antarctica and Brahma conversions, see “Information on the Company—The Combination” and “Information on the Company—Brazilian Antitrust Approval”. AmBev shares are quoted on Bovespa under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares). Until April 28, 2000, the AmBev shares were traded on the Rio de Janeiro Stock Exchange and other Brazilian stock exchanges under the symbols “AMBVON” (common shares) and “AMBVPN” (preferred shares).

On October 20, 2000, the shareholders of AmBev present at an extraordinary general meeting unanimously approved a five-for-one stock split of the Company’s outstanding common and preferred shares. See note 15(a)(ii) in our consolidated financial statements.

Shares

The table below shows the quoted high and low closing sales prices in reais on Bovespa for AmBev’s preferred and common shares for the indicated periods. All prices quoted below relating to periods prior to September 15, 2000 relate to high and low closing sales prices in reais on the Bovespa for preferred and common shares of Brahma, AmBev’s predecessor. All share prices, including prices relating to Brahma preferred and common shares, have been restated to reflect AmBev’s five-for-one stock split described in the preceding paragraph.

Trading Prices on the Bovespa: Common and Preferred Shares(1)

	Per 1,000 Common Shares				Per 1,000 Preferred Shares

	High		High		High		Low
	(in reais)				(in reais)
Annual
2004	R$	1,420	R$	635	R$	815	R$	514
2003		640		415		739		474
2002		489		355		550		391
2001		540		350		581		406
2000		470		158		488		208

Quarterly
2005
First Quarter	R$	1,401	R$	1,050	R$	825	R$	655
2004
First Quarter	R$	1,000	R$	635	R$	815	R$	520
Second Quarter		1,230		948		616		514
Third Quarter		1,140		1,232		670		605
Fourth Quarter		1,420		1,195		765		646
2003
First Quarter	R$	480	R$	415		562	R$	474
Second Quarter		540		470		613		543
Third Quarter		630		484		703		563
Fourth Quarter		640		550		739		600

Monthly
2005
January	R$	1,401	R$	1,260	R$	766	R$	655
February		1,335		1,280		804		665
March		1,305		1,050		825		745
April		950		630		750		690
May		655		600		726		696
2004
December	R$	1,420	R$	1,330	R$	765	R$	707

____________________
Source: Bloomberg

(1)       For a period of time commencing on September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, two separate trading markets existed for the shares of AmBev and Brahma, AmBev’s predecessor. Due to the limited trading volume in AmBev’s shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing on September 17, 1999 and prior to September 15, 2000.

ADRs

AmBev has registered two classes of American Depositary Shares (“ADSs”) pursuant to the Securities Exchange Act: ADSs evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. The ADSs have been listed on the New York Stock Exchange since September 15, 2000 and trade under the symbols “ABV.c” (ADSs representing AmBev common shares) and “ABV” (ADSs representing AmBev preferred shares). On October 20, 2000, the shareholders present at an extraordinary general meeting unanimously approved a five-for-one stock split of AmBev’s outstanding common and preferred shares. However, AmBev’s ADSs were not split. Prior to the stock split, each ADS represented 20 common or preferred shares of AmBev. Since the stock split did not affect AmBev’s ADSs, after the stock split each ADS represented 100 common or preferred shares of AmBev. Consequently, the stock split did not have a significant impact on the price of our ADRs.

As of May 31, 2005, there were 19 registered holders of our preferred ADSs, with approximately 99.9% of the preferred ADSs registered in the name of The Depository Trust Company. As of May 31, 2005, there were three registered holders of the common ADSs, with approximately 99.9% of the ADSs registered in the name of The Depository Trust Company.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of AmBev ADRs quoted in U.S. dollars on the New York Stock Exchange. All prices quoted below relating to periods prior to September 15, 2000 relate to the reported high and low closing sales prices of the ADRs of Brahma, AmBev’s predecessor, quoted in dollars on the New York Stock Exchange.

Trading Prices on the New York Stock Exchange: ADRs Representing 100 Common and Preferred Shares(1)

	Per 100 Common Shares ADR		Per 100 Preferred Shares ADR

	High	Low	High	Low
	(in U.S.$)		(in U.S.$)
Annual
2004	U.S.$ 52.05	U.S.$ 17.90	U.S.$28.33	U.S.$16.20
2003	22.00	10.00	25.51	13.00
2002	18.75	10.18	21.49	10.70
2001	26.00	10.00	28.70	14.20
2000	19.88	9.00	25.50	11.81

Quarterly
2005
First Quarter	U.S.$52.50	U.S.$42.00	U.S.$30.71	U.S.$ 24.28
2004
First Quarter	U.S.$32.80	U.S.$17.90	U.S.$28.24	U.S.$17.90
Second Quarter	39.17	32.87	20.07	16.20
Third Quarter	42.50	37.20	22.52	19.88
Fourth Quarter	52.05	42.50	28.33	22.69
2003
First Quarter	U.S.$14.11	U.S.$10.00	U.S.$16.61	U.S.$13.00
Second Quarter	18.10	10.00	21.31	17.15
Third Quarter	19.00	14.00	24.06	18.18
Fourth Quarter	22.00	15.00	25.51	21.02

Monthly
2005
January	U.S.$52.50	U.S.$47.10	U.S.$28.65	U.S.$24.28
February	51.58	50.49	30.71	25.56
March	49.80	42.00	30.55	27.52
April	35.61	25.02	28.67	26.51
May	27.36	22.36	30.46	27.75
2004
December	U.S.$52.05	U.S.$48.19	U.S.$28.33	U.S.$25.90

_____________________
Source: The Bank of New York

(1)  For a period of time commencing on September 17, 1999, two business days after the Antarctica conversion, and prior to September 15, 2000, the first date following the Brahma conversion, two separate trading markets existed for the shares of AmBev and Brahma, AmBev’s predecessor. Due to the limited trading volume in AmBev’s shares throughout this period, however, this chart only relates to the stock prices of Brahma shares for the period of time commencing on September 17, 1999 and prior to September 15, 2000.

  REGULATION OF THE BRAZILIAN SECURITIES MARKET

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976 (the Brazilian Securities Law), and by Brazilian Corporate Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporate Law, a company is either publicly held (listed), a companhia aberta, such as AmBev, whose shares are publicly traded on the Bovespa, or privately held (unlisted), a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the Bovespa may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the Bovespa a company must apply for registration with the CVM and the Bovespa.

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

Trading on the Brazilian Stock Exchanges

On January 27, 2000, a formal protocol was signed merging the previous nine Brazilian stock exchanges. Following the merger, Bovespa is the only Brazilian stock exchange on which private equity and private debt may be traded. Bovespa is a not-for-profit entity owned by its member brokerage firms. Trading on Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

Bovespa outcry trading sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time. During daylight savings time in the United States, the sessions are held from 9:00 a.m. to 12:00 p.m. and from 1:00 p.m. to 3:45 p.m., São Paulo time. There is also an on-line Bovespa trading system called Mega Bolsa which trades all stocks that are not traded in the floor, the simultaneously trade of some stocks being permitted (from 10:00 a.m. to 5 p.m., or from 9:00 a.m. and 4:00 p.m. during daylight savings time in the United States and from 4:45 p.m. to 5:00 p.m. there is a closing call). Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an on-line system connected to traditional and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded in the floor during the outcry session demonstrating certain liquidity characteristics. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Bovespa may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for Bovespa is Companhia Brasileira de Liquidação e Custodia (“CBLC”), which is owned by Bovespa and its members.

In order to better control volatility, Bovespa has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or 1 hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 15%

compared to the previous day no more pauses are taken. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session (from 4:15 p.m. to 4:45 p.m.).

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. At December 31, 2004, the aggregate market capitalization of all the companies listed on Bovespa was equivalent to approximately R$904.9 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2004, the ten most actively traded issues represented approximately 49.5% of the total volume of shares traded on Bovespa, comparable to the 53.5% of total volume in 2003.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social”). This description is qualified in its entirety by reference to Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SECas an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under “The Offer and Listing-Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions-Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At May 31, 2005, there were 31,147,483,500 total preferred shares (“ações preferenciais”) outstanding and 34,499,422,931 total common shares (“ações ordinárias”) outstanding. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws, up to 70,000,000,000 shares. There are no other classes or series of preferred shares outstanding.

Each AmBev common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each AmBev preferred share is non-voting, may not be converted into a common share, and is entitled to:

(i)	priority in the reimbursement of capital in case of company’s liquidation; and

(ii)	the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

See “Voting Rights” for more information regarding the voting rights of our preferred shares.

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

The majority of members of our Board of Directors are elected by the controlling shareholders of our common shares. Board members, regardless the shareholder they represent, owe fiduciary duties towards the Company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of such agreement. For further information on this matter see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

General

Our registered name is Companhia de Bebidas das Américas - AmBev and our registered office is in São Paulo, SP, Brazil. Our registration number with the São Paulo Commercial Registry is 35,300,157,770. AmBev’s principal corporate purposes include the production and sale of beer, soft drinks and other beverages. A more detailed description of AmBev’s purposes can be found in Chapter I, Article 3 of AmBev’s bylaws.

Board of Directors

In accordance with the Brazilian Corporate Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in AmBev’s Shareholders’ Agreement.

According to the general principles of the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction a director may have an interest can only be approved if carried out on an arm’s-length basis.

Our bylaws and the Brazilian Corporate Law require that our directors be shareholders of the Company. Ownership of one share is sufficient to satisfy this condition.

Dividends and Reserves

The discussion below summarizes the main provisions of the Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest attributable to shareholders’ equity.

Calculation of Distributable Amounts

    At each Annual Shareholders’ meeting, AmBev’s Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to such “adjusted income” (which we will refer to as the “distributable amount”) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

       Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept.

    Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”.

        Increases caused by reversals of reserves constituted in prior years.

    Mandatory Dividend

AmBev is required by its bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 35% of the distributable amount (mandatory dividend). In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve”, in which we allocate distributable amounts from previous fiscal years not paid as dividends. See “—Reserves”. Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon decision of the Board of Directors. Any amount paid as dividend in advance will be considered by the end of the fiscal year as part of the mandatory dividend owed to shareholders.

In addition, the mandatory dividend, either the full amount or a portion of it, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholders approval. While the law does not establish the circumstances in which payment of the mandatory dividend is “incompatible” with a company’s financial situation, it is generally agreed that a company is allowed not to pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. The Company’s Conselho Fiscal must opine on the non-payment of mandatory dividends, and AmBev’s administration is supposed to provide to the CVM, no later than 5 business days after such decision is taken, a report explaining the reasons considered by the Board of Directors.

Any postponed payment of mandatory dividends must be allocated as a special reserve. Any remaining balance of such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Dividend Preference of Preferred Shares

Pursuant to AmBev’s bylaws, AmBev’s preferred shares, if any, are entitled to dividends 10% greater than the dividends to be paid to AmBev’s common shares.

Payment of Dividends

Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev’s bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest attributable to shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is generally deductible for income tax purposes (see “—Interest Attributable to Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends after which the Company has no liability for such payment.

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are held in Brazil by the custodian, Banco Itaú S.A., as agent for the depositary (The Bank of New York), which is the registered owner of such AmBev shares. Payments of cash dividends and distributions, if any, on AmBev common and preferred shares will be made in Brazilian reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of AmBev ADSs. In the event that the custodian is unable to immediately convert the dividends in reais into U.S. dollars, holders of the preferred and common AmBev ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares of AmBev in the Brazilian stock exchange.

Interest Attributable to Shareholders’ Equity

Since 1996, Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest attributable to shareholder’s equity. The amounts paid under this concept are generally deductible for AmBev’s income tax purposes and, as of the beginning of 1998, they also became deductible for social contribution purposes. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the minimum of (a) 50% of retained earnings plus any statutory earnings reserve or (b) the company’s shareholder’s equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”), which is the official interest rate used as reference in long-term loans provided by the BNDES.

Interest attributable to shareholder’s equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders upon receipt of such interest payment, which tax is collected by the company on behalf of its shareholders when the distribution is implemented.

The net amount shareholders receive as interest attributable to shareholder’s equity is deducted from the mandatory dividend owed to shareholders.

Reserves

General

Brazilian Corporate Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to approval by shareholders and may be added to capital or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholders’ approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under Brazilian Corporate Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their “adjusted income” for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s capital.

Contingency Reserve

Under the Brazilian Corporate Law, a portion of our “adjusted income” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporate Law, a portion of a corporation’s “adjusted income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, including share buyback programs. The amounts appropriated in such reserves are based on a capital budget previously presented by management and approved by shareholders.

Pursuant to the Brazilian Corporate Law, the Investment Reserve balance is not allowed to be greater than a company’s capital. In the case such limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

Unrealized Income Reserve

As of March 1, 2002, under Law No. 10,313, which amended the Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceed the sum of:

(i)	our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

(ii)	the profits, gains or return obtained on transactions to be completed after the end of the following fiscal year.

Tax Incentive Reserve

Under Brazilian tax laws, a portion of “adjusted income” may also be allocated to a general “tax incentive reserve” in amounts corresponding to reductions in a company’s income tax generated by credits for particular government-approved investments. The reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Voting Rights

Each common share entitles its holder to one vote at AmBev’s shareholders meetings. Holders of preferred shares are not ordinarily entitled to vote at AmBev’s shareholders’ meetings.

Brazilian Corporate Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire full voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by such company’s bylaws, which may not exceed three consecutive fiscal years. Such  voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. The existing preferred shares of AmBev will not acquire such voting rights as AmBev preferred shares are not entitled to receive minimum or fixed dividends.

Election of Directors

Each common share of AmBev represents one vote at any shareholders’ meeting in connection with the election of the Board of Directors of AmBev. Minority common shareholders holding at least 15% of voting capital or preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these minority rights, shareholders must prove that they have held the shares for at least the last three months.

If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, independently of the number of directors provided in the Company’s bylaws.

Shareholders holding shares representing at least 10% of the shares entitled to vote in the shareholders’ meeting, or such smaller percentage applicable according to a sliding scale determined by the CVM and based on the capital of the company (5% of the voting shares, in the case of AmBev), have the right to request that a cumulative voting procedure be adopted. Under such procedure, each voting share shall have as many votes as there are positions of directors to be filled, and each shareholder may cast all the votes for a single candidate or distribute them among various candidates.

Under the bylaws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Because the AmBev shareholders’ agreement provides that, as long as the FAHZ maintains a minimum shareholding in AmBev, the FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to the FAHZ’s approval.

Liquidation

In the event of liquidation, a general shareholders meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the Company (AmBev’s current bylaws state that its capital is R$4,742,803,034.47, prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the Company excluding the common shares in such calculation) of any available assets.

Although the FAHZ’s net assets are included for the purposes of U.S. GAAP, in the event of liquidation the creditors of AmBev would not have access to the assets of the FAHZ.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where AmBev has its registered office. The shareholders of AmBev have previously designated a local newspaper in the city of São Paulo for this purpose. Such notice must contain the agenda for the meeting.

A general meeting may be held if shareholders representing at least one-quarter of the voting shares are present, except in some cases provided for by law, such as for the alteration of a company’s bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below. Shareholders without voting rights may attend a general meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of items (a) and (b), the approval of shareholders representing a majority of the issued and outstanding preferred shares of the harmed class in a separate special meeting held no later than one year after the resolution is approved;

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

(c)	reducing the mandatory dividend;

(d)	merging AmBev with another company or consolidating or splitting it;

(e)	participating in a centralized group of companies as defined under Brazilian Corporate Law;

(f)	changing the corporate objectives of AmBev;

(g)	creating founders’ shares; and

(h)	dissolving AmBev or ceasing its liquidation status.

General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev’s shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders’ meeting; (ii) by shareholders holding at least 5% of AmBev’s total capital stock if, after a period of eight days, the directors fail to call a general shareholders’ meeting that has been justifiably requested by such shareholders; and (iii) by shareholders holding at least 5% of either AmBev’s voting capital stock or AmBev’s non-voting capital stock if, after a period of eight days, the directors fail to call a general meeting for the purpose of installing a Conselho Fiscal that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev’s Conselho Fiscal. For further information regarding AmBev’s Conselho Fiscal, see “Directors, Senior Management and Employees—Directors—Board Practices and Corporate Governance”.

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

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Voting Rights”. The right to convert dividend (including interest attributable to shareholders’ equity) payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control restrictions and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Key Information—Exchange Rate Information—Exchange Controls”.

Withdrawal Rights

Under Brazilian Corporate Law, a dissenting shareholder has the right to withdraw from AmBev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to:

•
create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by AmBev’s bylaws;

•
modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory dividend;

•	merge or consolidate AmBev with another company;

•	participate in a centralized group of companies (as defined by the Brazilian Corporate Law);

•	change the corporate objectives of AmBev;

•	split AmBev, if the new entities resulting from the split have different principal corporate objectives, a lower minimum mandatory dividend or participate in a centralized group of companies;

•	transform AmBev into another corporate type;

•	in case AmBev is transformed into a wholly owned subsidiary of another company; or

•	approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

Furthermore, if a governmental entity acquires control of AmBev through expropriation of shares, shareholders will have the right to withdraw from AmBev and be reimbursed for the value of the shareholders’ equity attributable to their equity interest.

The withdrawal rights lapse 30 days after publication of the minutes of the relevant shareholders’ meeting in the Brazilian press. AmBev would be entitled to reconsider any action triggering withdrawal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of AmBev. Shares to be purchased by AmBev from the dissenting shareholders exercising withdrawal rights will be valued at an amount equal to the ratable portion attributable to such shares of the shareholders’ equity of AmBev as shown on the last balance sheet approved at a general meeting of the shareholders (book value). However, if more than 60 days have elapsed since the date of such balance sheet; dissenting shareholders may require that the value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the shareholders’ meeting or after the relevant press release concerning the meeting are published will not be entitled to withdrawal rights.

Preemptive Rights

Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases (including in the issuance of stock purchase warrants or convertible bonds), in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for common shares or preferred shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev’s bylaws provide that if our Board of Directors decides to increase our share capital within the limit of our authorized capital through sale in stock exchanges, public offerings or public tender offers, no preemptive rights apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Itaú S.A. currently maintains AmBev’s share ownership records.

Because the preferred shares and common shares of AmBev are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the registrar for AmBev’s shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of preferred and common shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to the foreign investment regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the corresponding electronic registration to reflect the new ownership.

The Bovespa operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than ten percent of a company’s voting shares, such as the holders of AmBev’s common shares, must publicly disclose their shareholder ownership.

Other Significant Provisions of Brazilian Corporate Law

Brazilian Corporate Law also requires the following:

•	upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•	if provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

•
de-listing of a public company is subject to an administrative proceeding before the CVM, having as condition the conduction of a tender offer by the controlling shareholder or the corporation itself for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at a fair price, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the de-listing (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the de-listing or the offer).

•
in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (i) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from 7 March 2002 (when CVM's Normative Ruling No. 361 became effective, except for public companies exisiting in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (ii) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares.

•
upon the occurrence of a tender offer aiming at delisting the Company or through which our controlling shareholders acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•	members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the controlling shareholder;

•
our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Conselho Fiscal, the members of our Board of Directors and Conselho Fiscal and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the São Paulo Stock Exchange; and

•
the chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The AmBev Shareholders’ Agreement has been duly filed with us.

MATERIAL CONTRACTS

The following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, among others, AmBev and InBev, and the other amendments is discussed in “Major Shareholders Related and Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement.”

Governance Agreement

The agreement relating to the governance of AmBev entered into between FAHZ, InBev Brasil, ECAP, AmBev and BAC pursuant to the stock purchase agreement between AmBev and BAC is discussed in “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Share Transfer Agreement and AmBev Governance Agreement”.

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions, and agreements related thereto, in “Information on the Company—InBev-AmBev Transactions” and “Information on the Company—Acquisition of Quinsa”. In addition, we are a party to the following material acquisitions, dispositions and joint-ventures:

Pepsi

In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. On January 1, 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. The Gatorade agreement has been submitted for CADE's review. CADE has approved the transaction with certain restrictions, including the sale of the trademark Marathon. See “Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Joint Ventures and Alliances”. Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

ETCO

On December 30, 2002, AmBev, Souza Cruz, Coca-Cola, and Sindicato Nacional dos Distribuidores de Combustíveis (“Sindicom”), among other Brazilian non-governmental entities, formed the Brazilian Institute for Ethical Competition (Instituto Brasileiro de Ética Concorrencial - “ETCO”). The main purpose of this non-profit organization is to fight tax evasion and illegal commerce. ETCO focuses on informing the public about unfair market practices, supporting governmental and non-governmental entities and proposing regulation regarding this subject. AmBev has also engaged in helping federal and state governments to fight tax evasion. The main initiative taken by AmBev, and supported by ETCO, was the request to have the government require the mandatory installation of flow meters in all Brazilian beer and soft drink factories.

In May 2004, the Brazilian government officially released a set of technical specifications required for the regulation of flow meters installed in brewing plants. This announcement enables companies interested in installing flow meters to request official certification. Once the government officially certifies the first supplier, the brewers operating in Brazil will have up to six months to install flow meters in all production lines. In July 2004, AmBev’s Jaguariúna plant was the first plant to receive flow meter certification, thus triggering the obligation of all Brazilian brewers to install flow meters within the following six months. We believe that all Brazilian brewers complied with such installation period, and we estimate that the certification procedure by the Brazilian government will be concluded in the last half of 2005. All of AmBev’s flow meters have been duly tested and we expect that the certification procedure with respect to our production lines will be finished by July 2005.

Industrias Del Atlántico

AmBev completed the construction of a brewery in Guatemala in partnership with CabCorp, the main Pepsi bottler in Central America. Operations began in August 2003. Equipment for the Guatemala plant was transferred from our other facilities in Brazil due to the overcapacity resulting from the Brahma and Antarctica merger. On October 24, 2002, AmBev and CabCorp entered into a joint-venture agreement, setting forth rights and obligations for the creation of a strategic regional alliance to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev’s products, especially beer, in Guatemala and other Central American countries. On August 12, 2003, Monthiers S.A. (“Monthiers”), an indirect subsidiary of AmBev, subscribed for 573,092 shares of common stock of Industrias Del Atlántico S.A. (“IDA”), a Guatemalan company formerly controlled by CabCorp, representing 50% plus one share of the outstanding issued and outstanding common stock of IDA. As consideration, Monthier contributed to IDA U.S.$ 7.2 million in debt of IDA relating to credits that CBB held against IDA in connection with the import by IDA of certain goods and equipment from CBB that had been transferred to Monthier. IDA produces beer in Guatemala under the trade name of Cerveceria Rio.

Compañia Cervecera AmBev Peru S.A.C.

On February 19, 2003, we announced our decision to enter into the Peruvian beer market through the construction of a production facility and a distribution network. Our new plant, located in the Lima metropolitan region, was completed in May, 2005. The new plant will serve the local market and export to certain neighboring countries, such as Ecuador.

On October 31, 2003, through our subsidiary Compañia Cervecera AmBev Peru S.A.C (“AmBev Peru”), AmBev acquired certain assets of Embotelladora Rivera in Peru for approximately R$86.7 million. These assets include two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year, and other sales and distribution assets in Lima. Contemporaneously with this acquisition, AmBev became PepsiCo’s exclusive bottler for Northern Peru and Lima. Embotteladora Rivera will sell and distribute our beer and soft drinks products in Northern Peru.

Cerveceria Suramericana

In December 2003, we acquired 80% of the capital of Cerveceria Suramericana, currently AmBev Ecuador, the second largest brewer in Ecuador, for approximately R$105.6 million. Through its Biela brand, AmBev Ecuador currently holds approximately 7.0% of the Ecuadorian beer market, according to our estimates. AmBev’s plan is to leverage AmBev Ecuador's operations to launch a brand of its own in Ecuador.

Embodom

On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic, in order to jointly produce and market beer and soft drinks in the Dominican Republic. AmBev agreed to pay R$204.9 million for 51% of Embodom’s total capital. In addition, AmBev expects to build a beer plant in the region of Santo Domingo, which will be contributed to Embodom together with U.S.$ 10 million in exchange for additional shares that will raise AmBev’s stake in Embodom to 66%.

Brazilian Soccer Team Sponsorship Agreement

On May 24, 2001, we signed an agreement with the Brazilian Soccer Federation, or the CBF, for sponsorship of the Brazilian national soccer team. We chose Guaraná Antarctica as the soft drink brand to initiate our sponsorship campaign. The Guaraná Antarctica brand logo is displayed on the Brazilian national soccer team training shirt. According to the sponsorship agreement, we may also run other promotions, use illustrated cans, distribute points-of-sale merchandising materials and implement advertising campaigns, which may be extended to our entire beverage portfolio. We will pay the CBF a minimum of U.S.$10 million annually for 18 years. The amount payable by us may increase by up to double the minimum amount based on bonus format on the performance of our proprietary soft drink market share.

The Antitrust Performance Agreement

We are currently subject to one antitrust performance agreement in effect. See “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings”. This agreement was signed with CADE in Brazil and relates to the Brahma and Antarctica combination.

The Conditional Approval of our deal with Quinsa

The completion of our deal with Quinsa required the approval of the CNDC, the Argentinean antitrust agency. The approval was obtained in January 2003 subject to the accomplishment of some specific conditions. For further information on this matter see “—Information on the Company—Acquisition of Interest in Quinsa”.

Debt Issuances

In December 2001, CBB issued U.S.$500 million 10½% notes due December 2011 in the U.S. securities markets, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On October 4, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

In September 2003, CBB issued U.S.$500 million 8.75% notes due September 2013 in the U.S. securities markets, fully guaranteed by AmBev. The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%.  We consummated an SEC registered exchange offer on September 15, 2004. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

With the merger of CBB into AmBev in May 31, 2005, AmBev succeeded in all rights and obligations of CBB under the 2011 notes and the 2013 notes.

License Agreements

We have a number of important license agreements, including (i) a cross-license agreement with InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa Cuba and the United States, in addition to a license agreement among us and InBev and according to which we may distribute Stella Artois branded beer in Canada; (ii) several license agreements with PepsiCo that grants us the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of soft drinks in certain Latin American countries, including Brazil; and (iii) long term licensing agreements with Anheuser-Busch that grant us the exclusive right to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada. See “Information on the Company - Licenses”. See also, for the AmBev-InBev cross-license agreement, “Major Shareholders and Related Party Transactions - Related Party Transactions”, and for the license agreements with PepsiCo, “–Material Contracts – Acquisitions, Dispositions and Joint Ventures – Pepsi”.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no restrictions on ownership of our American Depositary Shares or capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American Depositary Receipts.

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

Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

•	appoint an authorized custodian in Brazil for its investments,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register its foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, share dividends, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax-haven jurisdiction, as defined below (see “—Taxation”) will be entitled to favorable tax treatment. See “—Brazilian Tax Considerations” for more information on the Brazilian tax implications on the acquisition, ownership and disposition of our securities.

An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the American Depositary Shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares or common shares represented by American Depositary Shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American Depositary Shares for preferred shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American Depositary Shares. See “—Taxation”.

There were previously two foreign exchange markets in Brazil. Currently, with the enactment of National Monetary Council Resolution No. 3,265 of March 4, 2005, the foreign exchange markets have been consolidated to form one exchange market. All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted in such exchange market, through institutions authorized by the Central Bank, subject to the Central Bank rules. See “Key Information—Exchange Rates Information”.

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American Depositary Shares for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

TAXATION

The following discussion summarizes the principal Brazilian and U.S. Federal income tax consequences of acquiring, holding and disposing of notes, preferred shares or preferred ADSs or AmBev’s common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose notes, preferred shares or preferred ADSs or common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the preferred shares or preferred ADSs or common shares or common ADSs.

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

Taxation of Dividends. Dividends, including dividends in kind, paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred or common shares generally will not be subject to Brazilian withholding tax. Dividends relating to profits generated after January 1, 1996 are not subject to withholding tax in Brazil. We have no profits generated before January 1, 1996 to be distributed.

Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident of Brazil are subject to Brazilian tax, as of February 2004. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%. A tax-haven jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%, and the Brazilian tax authorities regularly issues a list of jurisdictions which are considered tax-haven jurisdictions.1

_______________________
1 The countries currently included in this list, according to Normative Instruction of the Brazilian Federal Revenue Service No. 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, US Virgin Islands, Vanuatu and Western Samoa.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation. However, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Foreign Investment Regulations—Resolution No. 2,689—and the investor is not located in a tax-haven jurisdiction. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Foreign Investment Regulations—Resolution No. 2,689—and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% (transactions occurred after January 1, 2005) on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction, or (b) such a sale is made under the Foreign Investment Regulations—Resolution No. 2,689-by Non—Brazilian Holders which register with the CVM, in which case such gains are exempt. If the foreign investor is located in a tax-haven jurisdiction, it will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction). There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Foreign Investment Regulations will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of AmBev will not be subject to Brazilian taxation. Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the common shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale is made by The Bank of New York or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 15%, if the ADSs were to be considered assets located in Brazil by the tax authorities.

The United States and Brazil do not currently have any reciprocal tax treaty regarding tax withholding provisions.

Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is limited to the TJLP as determined by the Central Bank from time to time, and cannot exceed the greater of:

•	50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made; or

•	50% of retained earnings.

Distributions of interest on shareholders’ equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (25% if the payee is domiciled in a tax-haven jurisdiction) and shall be deductible by AmBev as long as the payment of a distribution of interest is approved in a general meeting of shareholders of AmBev. The distribution of interest on shareholders’ equity may be determined by the Board of

Directors of AmBev. No assurance can be given that the Board of Directors of AmBev will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest on shareholders’ equity are deductible for corporate income tax and social contribution on profit, both of which are taxes levied on AmBev’s profits.

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

A financial transaction tax, or the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

If the ADSs were considered assets located in Brazil by the tax authorities, the IOF tax may also be levied on transactions involving bonds or securities, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of this tax with respect to common shares and ADSs and preferred shares and ADRs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.

CPMF. Financial transfers are taxed by the CPMF (Temporary Contribution over Financial Transactions), at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions are exempt from the CPMF tax. Further, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is free from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be bound for investments.

Registered Capital. The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations and obtains registration with the CVM, or by The Bank of New York, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the market rate. The registered capital for preferred shares purchased in the form of a preferred ADS or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York in exchange for a preferred or common ADS, will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

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

Interest on the notes (including any additional amount) paid, credited, delivered, used or remitted to non-residents is subject to a 15% withholding income tax or a lower rate if so provided for in the applicable double taxation treaty signed between Brazil and the country where the recipient of the note is domiciled. The rate is increased to 25% in case both of the following situations occur: (i) the beneficiary of the payment is domiciled in a tax haven jurisdiction, defined by Brazilian tax laws as a country that does not impose a tax on income or imposes such a tax at 20% or less, and (ii) if any portion of principal under any such debt obligation is repaid in a way that the average life of the debt obligation becomes less than 96 months from the disbursement date. In this case payments made by the obligor to those beneficiaries in respect of interest and other additional amounts will be retroactively subject to a withholding tax of 25% plus an interest penalty for late payment, calculated from the disbursement date onwards.

Brazilian tax law expressly authorizes that the payment of this withholding income tax be borne by the Brazilian paying entity so allowing the payment of the remuneration free of any tax. Under the terms of the indentures related to the notes, all payments of or in respect of principal and interest on the notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, penalties, fines, duties, assessments or other governmental charges of whatsoever nature.

In our view, the notes do not fall within the definition of assets located in Brazil for purposes of assessing whether a taxable transaction took place between two non-residents. However, we are unable to predict how Brazilian courts would view this issue, and to date there is no judicial or administrative precedent on this specific matter.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. Federal income tax consequences of holding notes, preferred shares, preferred ADSs, common shares or common ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all U.S. Federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold notes, preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code, and, in the case of the notes, only holders who purchased their notes in the initial offering at the issue price. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting for their securities holdings;

•	banks, mutual funds or other financial institutions;

•	United States holders whose functional currency for tax purposes is not the United States dollar;

•	United States expatriates;

•	an S corporation or small business investment company;

•	real estate investment trusts;

•	investors in a pass-through entity;

•	holders of notes, preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

•
holders who own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

•	holders who acquired their notes, preferred shares, preferred ADSs, common shares or common ADSs as compensation.

This summary assumes that each of the notes represent indebtedness of U.S. $500 million and that we are not a passive foreign investment company (“PFIC”) for U.S. Federal income tax purposes. Please see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below.

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

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of a note, preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. Federal income tax regardless of its source;

•
a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a person otherwise subject to U.S. Federal income taxation on its worldwide income.

If a partnership holds notes, preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding notes, preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor.

A “Non-U.S. Holder” is a beneficial owner of a note, preferred shares, preferred ADSs, common shares or common ADSs who or which is not a U.S. Holder.

For U.S. Federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS.

Notes

Interest and Additional Amounts

Interest on the notes will generally be includible in a U.S. Holder’s gross income at the time the interest is accrued or received, in accordance with the U.S. Holder’s regular method (cash or accrual) of tax accounting. To the extent that amounts are withheld, a U.S. Holder will be required to report income in an amount greater than the cash actually received in connection with the relevant payments.

Sale, Exchange, Retirement or Other Disposition

Unless a nonrecognition provision applies, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (less any accrued interest not yet taken into income which will be taxable as ordinary interest income) and the U.S. Holder’s tax basis in such note. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of sale, exchange, retirement or other disposition. A U.S. Holder’s ability to offset capital losses against ordinary income is limited.

Foreign Tax Credit

Interest on the notes will be treated as foreign source income for U.S. Federal income tax purposes, which may be relevant to a U.S. Holder in calculating such U.S. Holder’s foreign tax credit limitation. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit or deduction against such U.S. Holder’s U.S. Federal tax income liability for taxes withheld on payments from the notes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes (including any additional amounts) will be treated as “passive income”. We urge all holders to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Any gain or loss realized on the sale, exchange, retirement or other disposition of a note generally will be treated as U.S. source for purposes of computing the U.S. foreign tax credit limitation.

Preferred Shares, Preferred ADSs, Common Shares, Common ADSs

Distributions on preferred shares, preferred ADSs, common shares or common ADSs.

Subject to the discussion below concerning PFICs, the gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes) with respect to preferred shares, preferred ADSs, common shares or common ADSs (including distributions of interest on shareholders’ equity) generally will be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing (on a dollar-for-dollar basis) such U.S. Holder’s tax basis in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares, preferred ADSs, common shares or common ADSs, as applicable, for more than one year.

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2009, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is “readily tradable on an established securities market in the United States”. Based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will, but the preferred shares and common shares will not, be treated as readily tradable on an established securities market in the United States.

A U.S. Holder generally will be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will be treated as foreign source income and generally will constitute “passive income” for U.S. foreign tax credit limitation purposes. We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. Federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holders’ gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs.

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other disposition of a common share, common ADS, preferred share or preferred

 ADS, as applicable, generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.

Passive Foreign Investment Company (“PFIC”) rules.

Based upon the nature of its current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of, a PFIC for U.S. Federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder’s preferred shares or common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the common shares, common ADSs, preferred shares or preferred ADSs exceed 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A market-to-market election is generally irrevocable. Another election to treat the Company as a qualified electing fund would not be available because we do not currently plan to provide holders with information sufficient to permit any holder to make such election.

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

A Non-U.S. Holder will not be subject to U.S. Federal income tax with respect to any gain recognized in connection with the sale, exchange, retirement or other disposition of notes, unless (i) the gain is effectively connected with a trade or business that such Non-U.S. Holder conducts in the United States and, if required by an income tax treaty, such interest is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base such Non-U.S. Holder maintains in the United States or (ii) in the case of an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for at least 183 days in the taxable year of such sale, exchange, retirement or other disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. Federal income tax as if such Non-U.S. Holder were a U.S. Holder, as described above. On the other hand, if the second exception applies, then, generally speaking, such Non-U.S. Holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, effectively connected interest or gains realized by a Non-U.S. Holder that is a corporation for U.S. Federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or such lower rates as may be specified by an applicable income tax treaty).

Preferred Shares, Preferred ADSs, Common Shares or Common ADSs.

Non-U.S. Holders generally will not be subject to U.S. Federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Non-U.S. Holders generally will not be subject to U.S. Federal income tax on any gain realized upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. Federal income tax as if such Non-U.S. Holder were a U.S. Holder, as described above. On the other hand, if the second exception applies, then, generally speaking, Non-U.S. Holder will be subject to U.S. Federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. Federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, payments of principal and interest on the notes, dividends paid on, or proceeds from the sale, exchange, retirement or other dispositions of the notes, dividends on preferred shares, preferred ADSs, common shares or common ADSs and payments of the proceeds of a sale, exchange, retirement or other disposition of notes, preferred shares, preferred ADSs, common shares or common ADSs, may be subject to information reporting to the United States Internal Revenue Service (“IRS”) and, possibly, United States backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification on IRS Form W-9. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding . However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder’s U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

WHERE YOU CAN FIND MORE INFORMATION

AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

•	annual reports;

•	certain other reports that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

•	other information.

You may read and copy any reports or other information that AmBev files at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission’s web site on the Internet at www.sec.gov. In addition, material filed by AmBev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, AmBev is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from AmBev by requesting them in writing, at the following addresses or by telephone:

Companhia de Bebidas das Américas—AmBev
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

Quantitative and Qualitative Disclosures about Market Risk

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rate and prices. We enter into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made according to our risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

These instruments are accounted for based on their characteristics. See note 2(v) to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

Commodity Risk

We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our soft drinks. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

We produce approximately 70% of our malt. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “  —Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, the price is directly influenced by the fluctuation of international commodity prices.

As of December 31, 2004, our derivative activities consisted of sugar, wheat and aluminum futures. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2004. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(R$ million, except price per ton)
Derivatives Instruments

Sugar Futures (LIFFE)
Notional Amount (ton)	10,550						10,550	0.11
Average Price (R$/ton)	670
Sugar Futures (NYBOT)
Notional Amount (ton)	84,496	13,564					99,060	4.22
Average Price (R$/ton)	418	437
Wheat Futures (CBOT)
Notional Amount (ton)	15,232						15, 232	(0.34)
Average Price (R$/ton)	359
Aluminum Futures (LME)
Notional Amount (ton)	2,875						2,875	0.2
Average Price (R$/ton)	4,480
Total								4.2
__________________
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

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2000 until December 31, 2004, the Brazilian real depreciated by 32.1% against the U.S. dollar, and, as of December 31, 2004, the commercial market rate for purchasing U.S. dollars was R$2.65 per U.S.$1.00. The U.S. dollar depreciated against the Brazilian real by 8.1% during 2004.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2004 included debt of R$4,693.3 million.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2004. The contract terms of these instruments have been categorized by expected maturity dates.

Most of the floating rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

	2005	2004	2003	2002	2001

1st Quarter	9.75	10.00	11.00	10.00	9.25
2nd Quarter	9.75	9.75	12.00	9.50	9.25
3rd Quarter	-	9.75	12.00	10.00	9.50
4th Quarter	-	9.75	11.00	10.00	10.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Current Exposure

As of December 31, 2004, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2004. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2005	2006	2007	2008	2009	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
Derivatives Instruments
BM&F DDI Dollar Future
Notional Amount	(232.7)	270.3	136.4	104.8	54.7	375.9	709.4	(1.7)
Average Interest Rate	0.39%	3.25%	3.94%	4.78%	5.22%	6.23%
U.S.$ x R$ Cross Currency
Interest Rate Swap
Notional Amount	1,794.6			1,105.6		320.0	3,220.3	(285.2)
Average Interest Rate	2.33%			11.32%		9.82%
C$ x U.S.$ Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount	551.3	225.4		166.5			943.2	(17.4)
Average Interest Rate	2.94%	5.37%		5.28%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount				299.0			299.0	(58.8)
Average Interest Rate				6.65%
NDF Argentine Peso x U.S.$
Notional Amount	132.9						132.9	(0.2)
Average Interest Rate	3.046%
Interest Rate Swap LIBOR
3 Months x Fixed
Notional Amount	55.7						55.7	(0.1)
Average Interest Rate	4.71%
Total								78.2

___________________
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

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Disclosure Controls and Procedures

The Company has carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officers and Chief Financial Officer of the Company concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in the Company’s internal control over financial reporting during the Company’s fiscal year ended December 31, 2004, that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Audit Committee Financial Expert

We have relied on the exemption provided for under Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one financial expert, namely Mr. Álvaro de Sousa.

Code of Business Conduct

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officers, principal financial officer and principal accounting officer, among others. The code became effective in 2003; was amended in May 2, 2005, and is attached to this annual report as an Exhibit. If the provisions of the code that applies to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver therefrom is granted, we will disclose such amendment or waiver.

Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Auditores Independentes, acted as our independent auditor for the fiscal year ended December 31, 2004. PricewaterhouseCoopers acted as our independent auditor for the fiscal year ended December 31, 2003. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes and by PricewaterhouseCoopers for services performed in the years 2004 and 2003 and breaks down these amounts by category of service:

	2004(2)	2003(1)
	R$	R$
Audit Fees	2,241,376	1,398,395
Audit-related Fees	240,000	875,864
Tax Fees	-	419,048
All Other Fees	260,445	544,974
Total	2,741,821	3,238,281
____________________ (1)Amounts billed by PricewaterhouseCoopers
(2)Amounts billed by Deloitte Touche & Tohmatsu

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2004 and 2003 consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards, and internal control reviews (including those related to AmBev’s preparation for the assessment required under Section 404 of the Sarbanes-Oxley Act). In 2003 only, those fees relate to review of security controls and operational effectiveness of systems, and employee benefit plan audits.

Tax Fees

Tax fees in 2003 were related to services for tax compliance, tax planning and tax advice.

All other Fees

All other services in 2004 and 2003 include due diligence, other risk management advice and analysis, or review of business plans or planning processes (but not design or implementation).

Independent Registered Public Accounting Firm

The audited financial statements herein have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  Pursuant to the audit firm rotation rules introduced by Article 31 of CVM Instruction No. 308/99, we were required to replace our prior auditors, PricewaterhouseCoopers Auditores Independentes, for purposes of auditing the financial statements to be filed with the CVM for the year ending December 31, 2004. Deloitte Touche Tohmatsu Auditores Independentes, performed for the first time the audit of the financial statements for the year ending December 31, 2004. The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Rua José Guerra, 127, 04719-030 São Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is CRC.2.SP.011609/O-8.

Pre-Approval Policies and Procedures

Considering that the Conselho Fiscal shall be performing the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, we are revising the existing policy for the pre-approval of all audit, audit-related, tax and other services provided by our independent auditors. We anticipate that the Conselho Fiscal shall be responsible for reviewing any proposed engagements of Deloitte Touche Tohmatsu Auditores Independentes and issuing a recommendation to our Board of Directors, which will be responsible for the pre-approval of any such services. During 2004, the audit committee was permitted to establish pre-approval procedures for certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2004, none of the fees paid to Deloitte Touche Tohmatsu Auditores Independentes were approved pursuant to the de minimis exception.

Exemptions from the Listing Standards for Audit Committees

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Brazilian Corporate Law requires us to have a non-permanent Conselho Fiscal. The Conselho Fiscal operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We maintain a permanent Conselho Fiscal. We are relying on the exemption provided for in Rule 10A-3 (c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A 3. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one financial expert, namely Mr. Álvaro de Sousa.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

See "Major Shareholder-Share Buy Back Programs".

Financial Statements

See F-1 to F-99.

Exhibits
1.1	By-laws of Companhia de Bebidas das Américas - AmBev (English-language translation).

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F 4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

2.3	Guaranty dated December 19, 2001 between AmBev and The Bank of New York (incorporated by reference to Exhibit 4.3 to Form F 4 filed by AmBev on August 29, 2002).

2.4
Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 4.5 to Form F 4 filed by AmBev on August 29, 2002).

2.5
Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 among Steadfast Insurance Company, The Bank of New York, AmBev and CBB (incorporated by reference to Exhibit 4.6 to Form F 4 filed by AmBev on August 29, 2002).

2.6	Indenture dated September 18, 2003 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 2.1 to Form 20-F filed by AmBev on June 30, 2004).

2.7	Form of Note (contained in Exhibit 2.6).

2.8	Guaranty dated September 18, 2003 between AmBev and The Bank of New York (incorporated by reference to Exhibit 2.3 to Form 20-F filed by AmBev on June 30, 2004).

2.9
Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 2.4 to Form 20-F filed by AmBev on June 30, 2004).

2.10
Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility by the Trustee, AmBev, CBB and the Insurer, dated September 18, 2003 (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AmBev on June 30, 2004).

2.11	Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee (incorporated by reference to Exhibit 2.6 to Form 20-F filed by AmBev on June 30, 2004).

3.1
Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - AmBev dated as of March 2, 2004 among FAHZ, Braco, ECAP, AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

3.2	Incorporação Agreement dated March 3, 2004 (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

3.3
Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002 among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed by FAHZ, Braco and ECAP on November 29, 2002).

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

4.1
Purchase Agreement dated as of September 11, 2003, among Companhia de Bebidas das Américas - AmBev and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

4.2
Registration Rights Agreement dated as of September 18, 2003 among CBB and Companhia de Bebidas das Américas - AmBev as Guarantor and Citigroup Global Markets (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

4.3
Performance Agreement between AmBev and the Conselho Administrativo de Defesa Econômica - CADE, dated April 19, 2000 (incorporated by reference to Exhibit 10.8 to the Form F-4 filed by AmBev on August 29, 2000).

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

4.8
Quinsa Shareholders’ Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed by AmBev on February 4, 2003).

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

4.13	License Agreement dated as of January 31, 2003, between AmBev and Quinsa (incorporated by reference to Exhibit 4.11 to Form 20-F filed by AmBev on June 30, 2003).

4.14	Distribution Agreement dated as of January 31, 2003, between AmBev and Quinsa (incorporated by reference to Exhibit 4.12 to Form 20-F filed by AmBev on June 30, 2003).

4.15	Termination of the Letter Agreement, dated June 22, 2004, between Labatt Holding, B.V. and Interbrew International, B.V.

4.16	Letter from InBev to AmBev and Labatt, relating to Labatt Tax Reassessment, dated March 4, 2005.

4.17	Confirmation of Intellectual Property and Hedging Arrangements, dated August 27, 2004, to AmBev and Labatt from Interbrew S.A.

4.18	Executed Letter Agreement dated July 22, 2004, to AmBev from Interbrew regarding the provision of certain information relating to each business and its affiliates.

4.19	Labatt Services Agreement, dated August 27, 2004, between Labatt Brewing and Interbrew S.A. regarding services until December 31, 2004.

4.20	Labatt Services Agreement, dated August 27, 2004, between Interbrew S.A. and Labatt Brewing regarding services until December 31, 2004.

4.21	Transfer Agreement, dated August 2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L.

4.22	License Agreement, dated March 21, 2005, between AmBev and InBev.

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev.

11.1	Code of Business Conduct (English-language version) (formerly, Code of Ethics) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AmBev on June 30, 2004).

11.2	Amendment to Code of Business Conduct (English language version)

12.1	Principal Executive Officers' Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers' Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:  /s/ Carlos Alves de Brito
Name: Carlos Alves de Brito
Title: Chief Executive Officer for North America

By:  /s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Chief Executive Officer for Latin America

Date: June 30, 2005

Companhia de Bebidas
das Américas - AmBev

Consolidated Financial Statements at
December 31, 2004 and 2003, and for
Each of the Three Years Ended December 31, 2004 and Reports of Independent Registered Public
Accounting Firms

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP- Brazil

1.     We have audited the accompanying consolidated balance sheet of Companhia de Bebidas das Américas - AmBev and subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders’ equity, changes in financial position and cash flow for the year then ended, all expressed in Brazilian reais. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Labatt Brewing Company Limited (“Labatt”) (a wholly-owned subsidiary of AmBev), which statements reflect total assets constituting 8.59 percent of consolidated total assets as of December 31, 2004, total revenues constituting 13 percent of consolidated total revenues and net income constituting 4.65% of consolidated net income of the Company for the year then ended. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of such other auditors.

2.     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3.     In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and subsidiaries as of December 31, 2004, and the results of its operations, changes in its stockholders’ equity, its financial position and its cash flow for the year then ended in conformity with accounting practices adopted in Brazil.

4.     Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. The Company has presented the nature and effect of such differences in Note 24 to the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

/s/ DELOITTE TOUCHE TOHMATSU
March 13, 2005, except for Note 24 as to which the date is June 27, 2005

Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
Labatt Brewing Company Limited
Toronto - Canada

We have audited the accompanying balance sheet of Labatt Brewing Company Limited (the “Company”) as of December 31, 2004, and the related statements of income and changes in stockholder’s equity for the period from August 28 to December 31, 2004, all expressed in Canadian dollars. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Labatt Brewing Company Limited as of December 31, 2004, and the results of its operations, and changes in its stockholders’ equity for the period from August 28, 2004 to December 31, 2004 in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 15 to the financial.

Chartered Accountants
Toronto, Canada

/s/ DELOITTE TOUCHE TOHMATSU

February 18, 2005, except as to Note 16 which is as of March 31, 2005

[PWC LOGO]

PricewaterhouseCoopers Av. Francisco Matarazzo, 1400 Torre Torino Caixa Postal 61005 05001-903 São Paulo, SP- Brasil Telefone (11) 3674-2000 www. pwc.com/br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2003 and the results of their operations and their changes in financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24.

/s/ PricewaterhouseCoopers	São Paulo, February 12, 2004, except as to
Auditores Independentes	Note 23, as to which the date is March 1,2 004

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(Expressed in millions of Brazilian reais)

ASSETS	2004	2003	LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	1,290.9	1,196.1	Suppliers	1,047.7	800.3
Short-term investments	214.5	1,338.1	Payroll and related charges	251.9	94.1
Unrealized gain on derivatives	-	258.7	Loans and financings	3,443.1	1,976.1
Trade accounts receivable, net	1,360.1	725.7	Taxes on income payable	650.6	543.2
Taxes recoverable	654.3	771.4	Other taxes payable	983.3	758.3
Inventories	1,380.9	954.6	Unrealized loss on derivatives	409.1	11.7
Other	478.9	255.9	Dividends payable	998.9	293.9
Total current assets	5,379.6	5,500.5	Accounts payable to related parties	1.2	0.8
			Other	985.9	241.6
NON-CURRENT ASSETS			Total current liabilities	8,771.7	4,720.0
Deferred income tax	2,216.6	1,831.8
Compulsory judicial deposits and tax incentives	419.1	365.9	LONG-TERM LIABILITIES
Assets held for sale	113.9	144.1	Loans and financings	4,367.6	4,004.3
Advances to employees for purchase of shares	175.2	234.7	Accrued liability for contingencies	1,471.0	1,232.9
Other	681.7	616.1	Sales tax deferrals	275.7	235.2
Total non-current assets	3,606.5	3,192.6	Other	936.3	133.1
			Total long term liabilities	7,050.6	5,605.5
PERMANENT ASSETS
Investments:			MINORITY INTEREST	198.3	196.4
Goodwill and negative goodwill	18,170.4	1,687.3
Other	34.2	24.1	SHAREHOLDERS' EQUITY
Property, plant and equipment	5,531.7	4,166.3	Subscribed and paid-up capital	4,742.8	3,124.1
Deferred charges	294.1	259.3	Capital reserve	12,149.3	16.6
Total permanent assets	24,030.4	6,137.0	Revenue reserves	433.7	1,506.0
			Treasury shares	(329.9)	(338.5)
			Total shareholders' equity	16,995.9	4,308.2

TOTAL	33,016.5	14,830.1	TOTAL	33,016.5	14,830.1

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in millions of Brazilian reais)

	2004	2003	2002

GROSS REVENUES	23,297.6	17,143.5	14,279.9
Value-added and other taxes, discounts and returns	(11,290.8)	(8,459.7)	(6,954.6)

NET SALES	12,006.8	8,683.8	7,325.3
Cost of sales	(4,780.5)	(4,044.2)	(3,341.7)

GROSS PROFIT	7,226.3	4,639.6	3,983.6

OPERATING INCOME (EXPENSES)
Selling and marketing	(1,582.8)	(847.1)	(687.2)
Direct distribution	(868.9)	(648.6)	(537.4)
General and administrative	(617.9)	(417.9)	(373.5)
Depreciation and amortization of deferred charges	(541.5)	(420.0)	(334.6)
Provision for contingencies and other	(260.2)	(187.9)	(123.7)
Financial income (expense), net	(776.4)	93.1	(747.0)
Other operating income (expense), net	(420.9)	(240.1)	199.4
Equity in results of affiliates	5.6	(6.2)	-
	(5,063.0)	(2,674.7)	(2,604.0)

OPERATING INCOME	2,163.3	1,964.9	1,379.6
Non-operating expenses, net	(333.9)	(100.7)	(72.2)

INCOME BEFORE INCOME TAXES, PROFIT SHARING AND
CONTRIBUTIONS AND MINORITY INTEREST	1,829.4	1,864.2	1,307.4

Income tax and social contribution benefit (expense)
Current	(740.6)	(624.4)	(123.4)
Deferred	228.8	198.3	404.0

INCOME BEFORE PROFIT SHARING, CONTRIBUTIONS
AND MINORITY INTEREST	1,317.6	1,438.1	1,588.0
Employee and management profit sharing	(152.4)	(23.6)	(112.3)
Contributions to FAHZ			(12.8)

INCOME BEFORE MINORITY INTEREST	1,165.2	1,414.5	1,462.9
Minority interest	(3.7)	(2.9)	47.4

NET INCOME	1,161.5	1,411.6	1,510.3

NUMBER OF SHARES OUTSTANDING AT YEAR-END,
EXCLUDING TREASURY SHARES (THOUSANDS)	54,627,407	37,912,634	38,245,915

EARNINGS PER THOUSAND SHARES
AT YEAR END (WHOLE REAIS) - R$	21.26	37.23	20.31

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (Expressed in millions of Brazilian reais)

			Revenue reserves
	Subscribed			Future			Accumulated
	and paid-up	Capital		capital	Statutory	Treasury	retained
	capital	reserve	Legal	increase	investments	shares	earnings	Total

BALANCES AT DECEMBER 31, 2001	2,944.2	4.9	62.7	798.4	52.6	(499.4)		3,363.4

Employee stock ownership plan purchases	102.0							102.0
Repurchase of own shares for treasury						(355.7)		(355.7)
Release from investments reserve					(52.6)		52.6	-
Cancellation of treasury shares				(674.5)		674.5		-
Gain on transfer of treasury shares to IFC		11.7						11.7
Net income							1,510.3	1,510.3
Appropriation of net income								-
Legal reserve			75.4				(75.4)	-
Interim dividends							(160.8)	(160.8)
Supplemental dividends							(341.3)	(341.3)
Revenue reserve				910.0	75.4		(985.4)	-

BALANCES AT DECEMBER 31, 2002	3,046.2	16.6	138.1	1,033.9	75.4	(180.6)	-	4,129.6

Employee stock ownership plan purchases	77.4							77.4
Subscription of stock warrants	0.5							0.5
Repurchase of own shares for treasury						(312.5)		(312.5)
Cancellation of treasury shares				(154.6)		154.6		-
Transfer of reserves				(853.2)	853.2			-
Net income							1,411.6	1,411.6
Appropriation of net income
Legal reserve			70.6				(70.6)	-
Interim dividends							(717.7)	(717.7)
Supplemental dividends							(280.7)	(280.7)
Revenue reserve					342.6		(342.6)	-

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (Expressed in millions of Brazilian reais) (Continuation)

BALANCES AT DECEMBER 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(338.5)	-	4,308.2

Employee stock ownership plan purchases	18.0							18.0
Capital increase upon incorporation of Labatt	1,600.7	12,840.3						14,441.0
Repurchase of own shares for treasury		(710.1)				(899.5)		(1,609.6)
Premium on stock option sold		2.5						2.5
Cancellation of treasury shares				(26.1)	(882.0)	908.1		-
Transfer of reserves								-
Net income							1,161.5	1,161.5
Appropriation of net income					(164.2)		164.2	-
Legal reserve								-
Interim dividends							(344.4)	(344.4)
Supplemental dividends							(982.7)	(982.7)
Revenue reserve								-
Dividends and interest on own capital prescribed							1.4	1.4

BALANCES AT DECEMBER 31, 2004	4,742.8	12,149.3	208.7	-	225.0	(329.9)	-	16,995.9

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in millions of Brazilian reais)

	2004	2003	2002
FINANCIAL RESOURCES WERE PROVIDED BY
From operations:
Net income for the year	1,161.5	1,411.6	1,510.3
Items not affecting working capital:
Equity in results of affiliates	(5.6)	6.2
Deferred income tax and social contribution	(228.8)	(198.3)	(404.0)
Amortization of goodwill and negative goodwill, net	803.6	252.4	90.5
Gain on the settlement of tax incentives	(21.9)	(16.6)	-
Depreciation of property, plant and equipment and
amortization of deferred charges	922.2	766.3	659.5
Accrued liability for contingencies and other	260.1	187.9	123.7
Interest expense on accrued liability for contingencies	49.8	59.8	32.9
Financial charges on long-term loans, net	278.0	(496.6)	867.3
Foreign exchange loss (gain) on subsidiaries abroad	(213.8)	367.3	(155.8)
Loss arising from changes in holdings in subsidiaries	80.7	33.3	-
Minority interest	3.8	2.9	(47.4)
Book value of disposals of property, plant and equipment and investments	168.7	73.8	159.8
Interest and charges on advances to employees for purchase of shares	(41.9)	(47.7)	(88.1)
Provision for losses on permanent assets	(6.7)	58.7	97.5
Total from operations	3,209.7	2,461.0	2,846.2

From shareholders:
Employee stock ownership plan purchases	18.0	77.4	102.0
Subscription of stock warrants	-	0.5	-
Premium on the placement of options to repurchase own shares	2.6
Changes in the capital of minority shareholders	-	4.8	-
Advances to employees for the purchase of shares	101.2	91.3	-

From third parties:
Increase in long-term liabilities and decrease in non-current assets
Loans and financings	-	295.7	162.6
Sales tax deferrals	167.9	57.3	-
Affiliated companies	-		35.1
Other accounts receivable	-	44.1	-
Others	17.3	-	-
Total working capital funds provided	3,516.7	3,032.1	3,145.9
The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in millions of Brazilian reais)	(Continuation	)

	2004	2003	2002
FINANCIAL RESOURCES WERE USED FOR
Increase in non-current assets and decrease in long-term liabilities:
Restricted deposits for legal proceedings	52.7	84.0	51.3
Advances to employees for purchase of shares	-	-	21.4
Receivables from companies consolidated proportionally	5.9	14.5	-
Taxes recoverable	20.7	11.5	6.0
Other assets	52.6	9.7	4.3
Accrued liability for contingencies	87.0	123.8	32.6
Other liabilities	19.3	98.3	28.3
Permanent assets:
Investments	345.9	2,100.6	107.7
Property, plant and equipment	1,267.2	862.2	544.7
Deferred charges	101.9	91.2	45.7
Repurchase of own shares for treasury	1,609.6	311.9	337.1
Increase of minority interest in subsidiaries	114.8	277.6
Proposed and declared dividends	1,394.1	1,004.0	502.1
Change in the capital of minority shareholders	31.9	-	-
Financings	2,585.7	-	-
Total working capital funds used	7,689.3	4,989.3	1,681.2

INCREASE (DECREASE) IN WORKING CAPITAL	(4,172.6)	(1,957.2)	1,464.7

REPRESENTED BY:
Current assets:
At end of year	5,379.6	5,500.5	5,571.4
At beginning of year	5,500.5	5,571.4	4,685.0
	120.9	(70.9)	886.4
Current liabilities
At end of year	8,771.7	4,720.0	2,833.7
At beginning of year	4,720.0	2,833.7	3,412.0
	(4,051.7)	1,886.3	(578.3)

INCREASE (DECREASE) IN WORKING CAPITAL	4,172.6	(1,957.2)	1,464.7

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003 AND 2002
(Expressed in millions of Brazilian reais

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	1,161.5	1,411.6	1,510.3
Expenses (income) not affecting cash and cash equivalents:
Deferred income tax and social contribution	(228.8)	(198.3)	(404.0)
Amortization of goodwill and negative goodwill, net	803.6	252.4	90.5
Depreciation of property, plant and equipment and amortization
of deferred charges	922.2	766.3	659.5
Accrued liabilities for contingencies and other	260.2	187.9	123.7
Interest expense on accrued liability for contingencies	49.8	59.8	32.9
Gain on the settlement of tax incentives	(21.9)	(16.6)	-
Provision for losses on inventories and permanent assets	(6.4)	64.6	113.4
Provision for reestructuring	182.7	-	-
Unrealized losses under derivatives	407.3	46.9	-
Interest and charges on advances to employees for purchase of shares	(41.9)	(47.7)	(88.1)
Interest and charges on taxes and contributions	(5.1)	(43.5)	(21.4)
Interest and foreign exchange losses (gains) on loans, net	329.2	(40.1)	2,120.4
Unrealized exchange rate variation and gains on financial assets	37.1	183.3	(840.0)
Loss on disposal of property, plant and equipment, net	116.3	41.3	63.3
Loss arising from changes in holdings in subsidiaries	80.7	33.3
Foreign exchange gains on subsidiaries abroad not affecting cash, net	(355.6)	203.5	(108.7)
Minority interest	3.7	2.9	(47.4)
Equity in results of affiliates	(5.6)	6.2	-
Decrease (increase) in assets:
Trade accounts receivable, net	(141.4)	(12.8)	107.9
Taxes recoverable	(241.8)	(253.2)	(35.6)
Inventories	(199.1)	(48.6)	37.8
Restricted deposits for legal proceedings	(50.7)	(102.9)	(51.5)
Other	(105.9)	(167.2)	25.9
Increase (decrease) in liabilities:
Suppliers	110.0	(14.1)	260.6
Payroll and related charges	188.5	(86.4)	50.6
Taxes on income payable	175.3	491.3	(195.3)
Accrued liability for contingencies	(88.0)	(104.8)	(34.6)
Other	82.7	(87.5)	224.8
Net cash provided by operating activities	3,418.6	2,527.6	3,595.0

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments (maturity over 90 days)	1,322.2	423.1	(808.7)
Investments in affiliates and subsidiaries, net of cash acquired	(170.2)	(1,745.3)	(75.5)
Securities and collateral	27.2	228.6	(249.3)
Acquisitions of property, plant and equipment	(1,273.7)	(862.2)	(522.4)
Proceeds from disposal of property, plant and equipment	52.3	32.4	98.3
Expenditures on deferred charges	(101.9)	(91.3)	(45.5)
Repurchase of own Shares by affiliated companies	(179.2)	-	-
Pay-off of investments	0.5	-	-
Cash in the subsidiary’s initial consolidation	433.6	-	-
Net cash provided by (used in) investing activities	110.8	(2,014.7)	(1,603.1)
The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2004, 2003, AND 2002
(Expressed in millions of Brazilian reais)	(Continuation	)

	2004	2003	2002

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financings:
Issuances	6,152.1	3,359.2	620.1
Repayments, including interest	(7,466.5)	(2,510.1)	(2,925.3)
Capital subscriptions	15.6	4.6	29.0
Repurchase of own shares for treasury	(1,609.6)	(308.5)	(337.1)
Dividends paid	(602.9)	(1,026.9)	(335.6)
Advances to employees for purchase of shares, net of repayments	103.2	130.2	26.2
Premium of repurchase of shares	2.6	-	-
Other	(28.4)	4.8	10.5
Net cash provided by (used in) financing activities	(3,433.9)	(346.7)	(2,912.2)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(0.7)	(101.7)	639.1

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	94.8	64.5	(281.2)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,196.1	1,131.6	1,412.8

CASH AND CASH EQUIVALENTS AT END OF YEAR	1,290.9	1,196.1	1,131.6

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest, net of capitalized interest	472.2	255.1	559.5
Taxes on income	639.5	251.3	22.4

NONCASH INVESTING AND FINANCING TRANSACTIONS

Issuance of shares related to the Labatt transaction,	16,683.3	-	-
Assets contributed in acquisition of Quinsa	-	300.7	-

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2004 AND 2003
(Amounts in millions of Brazilian reais - R$, unless otherwise indicated; Amounts in Canadian dollars are in millions of Canadian dollars)

1.         OUR GROUP AND OPERATIONS

Companhia de Bebidas das Américas (the “Company”, “AmBev” or “we”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil, headquartered in São Paulo, Brazil. AmBev and its subsidiaries produce, distribute and sell beer, draft beer, soft drinks, malt and other non-carbonated beverages, such as isotonic sport drinks, iced tea and water, in Brazil and elsewhere in the Americas.

AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink. We also have an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally.

AmBev’s shares are traded on the São Paulo Stock Exchange - BOVESPA, and the New York Stock Exchange - NYSE, as American Depositary Receipts (ADRs).

(i)       Agreement with Inbev

On August 27, 2004, at an Extraordinary Shareholders’ Meeting, the Company’s shareholders approved the closing of the transaction with InBev S.A. (“InBev”, formerly Interbrew), announced on March 3, 2004, which involved:

-  The incorporation of Labatt Brewing Canada Holding Limited, a company headquartered in the Bahamas and that indirectly held a 100% interest in Labatt Canada, by AmBev in exchange for 19,264,363,201 newly issued shares of AmBev, comprised of 7,866,181,882 common shares and 11,398,181,319 preferred shares, representing approximately 33.5% and 34.4% of AmBev’s total voting capital, respectively, as of August 27, 2004.

-  On this same date, the totality of the shares of Tinsel Investment S.A. (“Tinsel”), a holding company, which indirectly controlled AmBev, were contributed to InBev. InBev issued 141.712 million new shares to BRC S.à.r.l (“BRC”), in exchange for the totality of Tinsel’s capital stock. Tinsel, through InBev Holding Brasil S.A. (formerly Braco Investimentos S.A. (“InBev Brasil”)) and Empresa de Administração e Participações S.A. - ECAP (“ECAP”), indirectly holds 15.1% of AmBev’s total capital and 35.1% of AmBev’s voting capital, on December 31, 2004.

- BRC contributed all the InBev shares received in the transaction mentioned above to Stichting Interbrew (“Stichting”), InBev’s controlling company, in exchange for 141,712,000 Stichting certificates. The 321,712,000 shares of InBev, currently pertaining to Stichting, represent approximately 56% of all InBev’s issued and outstanding shares, and are subject to a shareholders’ agreement executed between Stichting and its partners (BRC, Eugénie Patri Sébastien (“EPS”), and an affiliated company of EPS, Rayvax Société d'Investissements S.A.), which deals, amongst other things, with certain aspects related to Stichting and InBev’s governance and management and to the transfer of holding in Stichting and InBev.

As mentioned in Note 23, continuing with the closing of the transaction, and pursuant to the Brazilian legislation, InBev shall carry out a mandatory tender offer for the acquisition of AmBev’s remaining common shares on March 29, 2005, pursuant to CVM’s authorization granted on February 14, 2005.

The Antonio and Helena Zerrenner Foundation (“FAHZ”) maintained its share ownership in AmBev and has extended the terms of the shareholders’ agreement of which the Foundation is a party to until 2019, by means of an addendum, which was filed with the CVM.

            (ii)      Incorporation of Labatt Canada

The total amount of the Incorporation as at August 27, 2004 of R$ 14,441.0 was recorded as follows: (i) increase of AmBev’s capital stock by R$ 1,600.7; and (ii) increase of additional paid-in capital, a capital reserve, by R$ 12,840.3.

The impact arising from the consolidation of Labatt Holding ApS (“Labatt ApS”), a company headquartered in Denmark and direct controlling company of Labatt Canada, and of Labatt Canada in the financial statements of AmBev is presented as follows:

	December 31, 2004
Assets	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Cash and cash equivalents	125.4	0.1	125.5		125.5
Trade accounts receivable, net	213.6		213.6		213.6
Accounts receivable from related parties (*)	323.8		323.8		323.8
Inventories	333.4		333.4		333.4
Tax recoverable	6.5		6.5		6.5
Others	80.2		80.2		80.2
Current Assets	1,082.9	0.1	1,083.0		1,083.0

Deferred income tax	256.3		256.3		256.3
Investments	1.8	(1,848.2)	(1,846.4)	1,848.2	1.8
Goodwill on the acquisition of companies, net	230.5	16,271.9	16,502.4		16,502.4
Other investments	21.1		21.1		21.1
Property, plant and equipment	1,240.1		1,240.1		1,240.1
Deferred charges	3.1		3.1		3.1
Total	2,835.8	14,423.8	17,259.6	1,848.2	19,107.8

	December 31, 2004
Liabilities	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Suppliers	198.1	0.1	198.2		198.2
Accounts payable to related parties	14.1		14.1		14.1
Payroll and related charges	113.7		113.7		113.7
Loans and financings	1,914.7		1,914.7		1,914.7
Income tax payable	193.0		193.0		193.0
Provisions for restructurings	220.8		220.8		220.8
Other taxes	192.0		192.0		192.0
Others	338.4		338.4		338.4
Current liabilities	3,184.8	0.1	3,184.9		3,184.9

Deferred income tax	100.3		100.3		100.3
Long-term loans and financings	831.3		831.3		831.3
Provision for post-retirement benefits	567.6		567.6		567.6
Long-term liabilities	1,499.2		1,499.2		1,499.2

Shareholders’ equity (*)	(1,848.2)	14,423.7	12,575.5	1,848.2	14,423.7
Total	2,835.8	14,423.8	17,259.6	1,848.2	19,107.8

	From August 27, 2004 to December 31, 2004
Statement of operations	Labatt Canada	Labatt ApS	Combined	Eliminations	Consolidated

Net sales	1,558.8	-	1,558.8	-	1,558.8
Cost of sales	(502.4)	-	(502.4)	-	(502.4)

Gross profit	1,056.4	-	1,056.4		1,056.4
Operating expenses	(710.1)	(276.7)	(986.8)	(54.0)	(1,040.8)

Operating income	346.3	(276.7)	69.6	(54.0)	15.6

Non-operating income	(198.7)	-	(198.7)	-	(198.7)
Provision for income tax	(93.6)	-	(93.6)	-	(93.6)
Net Income (loss) for the period	54.0	(276.7)	(222.7)	(54.0)	(276.7)

 (*) An account receivable balance equivalent to R$ 268.7 was recorded on December 31, 2004, as described below.

Adjustments to the investments originally recorded in Labatt Canada

The following adjustments were made to the initial investment and goodwill calculated in the Incorporation of Labatt Canada (amounts translated from Canadian dollars to Reais at the exchange rate as of August 27, 2004):

Investment of Labatt Canada (net liabilities) - originally recorded	(2,134.8)
Adjustments recorded to initial adjustment
Restructuring expenditures	27.7
Income tax payable provision (FEMSA)	(80.6)
Unrealized profits in inventories	(31.1)
Other adjustments	(0.9)
Income tax effect	1.5
Accounts receivable InBev (reimbursement of InBev)	274.6
Total adjustments to Labatt Canada’s net liabilities	191.2
Adjusted investment Labatt Canada (net liabilities) - adjusted	(1,943.6)

Goodwill Labatt Canada - originally recorded	16,574.5
Adjustment to net liabilities of Labatt Canada	(191.2)
Goodwill Labatt Canada - adjusted, on August 27, 2004	16,383.3

These adjustments primarily arose from events that occurred prior to the Extraordinary Shareholders’ Meeting of AmBev which approved the transaction with InBev and, therefore, were reflected in the initial balance sheet of Labatt Canada.

As part of the Incorporation agreement of Labatt Canada, InBev committed to reimburse AmBev any fiscal, tax or contingency disbursement resulting from any event existing prior to the Incorporation. Accordingly, Labatt had recorded provisions equivalent in Canadian dollars to R$ 193.5 on August 27 and recorded an additional amount of R$ 80.3 during the fourth quarter, related to income tax payable, which will be reimbursed by InBev upon payment.

Therefore, in the elaboration process of its consolidated financial statements, AmBev recorded accounts receivable balance from InBev at the amount of R$ 268.7.

         (iii)       Embotelladora Dominicana, C. per A. ("Embodom")

In February 2004, the Company acquired 51% of the capital stock of Embodom, located in the Dominican Republic, generating goodwill in the amount of R$ 173.4, based on the expectation of future results, to be amortized in up to ten years, as from March 2004. In December 2004, the Company recalculated the goodwill due to adjustments in the shareholders’ equity basis for the acquisition as a result of a reduction of ownership interest resulting from capital increases made by the Company and set forth in the acquisition agreement, resulting in an adjustment at the amount of R$ 24.0.

          (iv)       Cerveceria Suramericana ("Cervesursa")

In December 2003, the Company acquired 80% of the capital stock of Cervesursa, located in Ecuador, generating a negative goodwill of R$ 18.5, based on the expectation of future results, to be amortized in up to ten years. In 2004, Cervesursa changes its name to Compañia Cervecera AmBev Ecuador S.A. (“AmBev Ecuador”)

          (v)        Compañia Cervecera AmBev Peru S.A.C. ("AmBev Peru")

In October 2003, the Company acquired, for R$ 86.7, machinery and equipment, inventory and the franchise of PepsiCo for the production, marketing and sale of Pepsi products in Lima and in the Northern region of Peru. Such assets were contributed into the capital of AmBev Peru.

          (vi)        Industrias del Atlántico ("Atlántico")

In September 2003, the Company and the Central American Bottling Corporation ("CarbCorp"), launched their operations in the Central American and Caribbean beer markets, through Atlántico, a wholly-owned subsidiary located in Guatemala.

        (vii)         Quilmes Industrial (Quinsa) Societé Anonyme ("Quinsa")

During 2003, AmBev and Quinsa integrated their operations, mainly in the Mercosur. The transaction was authorized with certain restrictions by the Comisión Nacional de Defensa de la Competencia (Argentine National Commission for the Protection of Competition - "CNDC"). Compliance with restriction mentioned in item (i) below has been delayed, as a result of the legal action filed by a company pertaining to the Compañía Cervecerías Unidas S.A. ("CCU") group in April 2003, through which it claimed the right to participate in the process of acquisition of the assets mentioned in item (i) below. A summary of the main restrictions imposed by the CNDC is as follows:

•
Quinsa and AmBev (the "Parties") shall dispose of the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Lujan, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentinean market (the "Purchaser").

•
the Parties should submit documentation to the CNDC, evidencing the commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets in item (i), to have access to Quinsa's distribution network in Argentina, for the brands sold to the Purchaser.

•	the Parties shall assume a commitment with the Purchaser to produce the Bieckert, Palermo and Imperial brands, for a two-year period, as from the date on which such assets are sold.

2.        SUMMARY OF OUR SIGNIFICANT ACCOUNTING POLICIES

          a)       Basis of presentation of our financial statements

Our financial statements are presented in Brazilian reais and have been prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the "Comissão de Valores Mobiliários" - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - "Instituto dos Auditores Independentes do Brasil", or the Brazilian Institute of Independent Auditors.

These financial statements differ from our Brazilian GAAP financial statements due to certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to financial reporting practices in the United States of America. The statement of cash flows conforms with International Accounting Standard No. 7, Cash Flow Statements and IBRACON NPC Standard No. 20, Cash Flow Statements.

Certain accounting practices applied by the Company and its subsidiaries that conform with Brazilian GAAP may not conform with accounting principles generally accepted in the United States of America (US GAAP) (Note 24).

        b)        Consolidation principles

For the subsidiaries, the totality of assets, liabilities and results have been consolidated, and the interest of minority shareholders in the shareholders’ equity and results for the year of subsidiaries is presented separately.

Investments in subsidiaries and their shareholders' equities, as well as inter-company assets, liabilities, income and expenses, have been eliminated in consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company's subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the subsidiaries either directly or indirectly controlled by the Company.

         c)         Foreign currency translation

The financial statements of our subsidiaries operating outside Brazil are translated using the year-end exchange rate. Income and expense accounts are translated and maintained in reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date, and that determined on average exchange rates for the period, is adjusted under other operating income. In addition, the financial statements of the subsidiaries abroad include the foreign exchange gains or losses on assets and liabilities denominated in foreign currency.

The financial statements for C.A. Cevecera Nacional S.A. (CACN) in Venezuela include inflation accounting adjustments based on local price index variations (measured by Consumer Price Index - IPC), which were recorded in Other operating income (Note 20).

In the cases of Maltería Pampa S.A. (Maltería Pampa), Maltería Uruguay S.A. (Maltería Uruguay) and Cervecería y Maltería Paysandu S.A. (Cympay), the U.S. dollar is considered to be the currency of their economic environment, and, therefore, their prices and cash flows are primarily based on the U.S. dollar. The following translation methodology was applied for these companies which adopt the U.S. dollar as the functional currency: (i) inventories, property, plant and equipment, accumulated depreciation and shareholders' equity accounts were translated into U.S. dollars at historical exchange rates and translated into reais at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the U.S. dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in income for the period.

        d)        Cash and cash equivalents

Cash equivalents consist primarily of time deposits and other short-term investments held through private mutual funds denominated in reais, having a ready market and an original maturity of 90 days or less, and which have insignificant early withdrawal penalty clauses and are recorded under acquisition cost, plus interest incurred up to the date of the balance and adjusted, when applicable, to its equivalent market value. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

       e)         Short-term investments

We buy and sell debt securities with the main objective of mitigating our consolidated exposure to currency and interest rate risks. These securities, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, adding, when applicable, from the income earned “pro rata temporis”; if necessary, a provision is recorded for reduction to market values. In addition, investment fund quotas are measured at market values, and when applicable, a provision is recorded to defer the variable unrealized income.

The balance of financial investments at December 31, 2004 includes bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 2.4 (R$ 29.9 in 2003).

         f)        Accounts receivable

Accounts receivable are stated at cost. The consolidated allowance for doubtful accounts receivable is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables and totals R$ 175.9 at December 31, 2004 (R$ 182.3 in 2003).

        g)        Inventories

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2004, the consolidated provision for losses, to reduce inventories to net realizable value amounted to R$ 17.5 (R$ 33.7 in 2003).

         h)       Other current assets and long-term receivables

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued interest. A provision for reduction to market values is recorded when necessary.

          i)       Property, plant and equipment

Property, plant and equipment are stated at cost, indexed for inflation through December 31, 1995, and include the interest incurred in financing during the construction phase of certain qualified assets. Property, plant and equipment are depreciated using the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 9.

Expenditures for maintenance and repairs are charged to expense when incurred. Costs incurred in connection with developing or obtaining internal-use software are capitalized and depreciated over the useful lives of the software.

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

Returnable bottles are classified as property, plant and equipment and are depreciated normally and written-off when breakage occurs to Cost of sales. We maintain a small number of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation.

Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell.

         j)        Deferred charges

The Company defers certain charges related primarily to acquisition and implementation of software and pre-operation expenses incurred in the construction or expansion of a new facility until the facility begins operations. Deferred charges are amortized on a straight line basis over a period of up to five years from the beginning of operations.

         k)        Goodwill and negative goodwill

Goodwill or negative goodwill recorded on the acquisition of a company is computed as the difference between the purchase consideration and the underlying book value (usually the tax basis) of the investment acquired. Goodwill is allocated between the write-up of tangible assets at market value and estimated future profitability; each component is amortized using the straight-line method, respectively, over the remaining lives of the tangible assets or the period of the projected profitability, generally ten years. Negative goodwill is only amortized upon realization of the related asset through sale or disposal, unless losses are expected. Generally, goodwill is not tax deductible until the assets are sold or measures are taken to restructure the assets. Goodwill amortization is recorded as other operating expenses in our statement of operations (Note 20).

        l)         Pension and other post-retirement benefits

The cash contributions made by the Company to the pension and employee welfare foundations (Note 15) prior to December 31, 2001 were determined by independent actuaries and treated as operating expenses, although the actuarial obligation was not accrued. Since January 1, 2002 the pension obligation is recorded on an accrual basis.

Unrealized actuarial gains and losses are deferred and recognized in income when exceeding the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan's assets, over the average future working life of the plan's members.

        m)        Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

          n)      Deferred income taxes

The tax effects of net operating loss carryforwards expected to be recovered through offset, are recorded as deferred tax assets on our balance sheet. Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02 only tax losses which are estimated to be recovered within a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

Deferred income tax asset as of December 31, 2004 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available, at the 30% rate on future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

A deferred tax liability arises in the case of an excess of net assets recorded for financial reporting purposes over the tax basis of these net assets.

Current and non-current deferred tax assets and liabilities are presented separately.

        o)        Stock ownership plan and advances to employees for purchase of shares

AmBev operates a stock ownership plan. The purchase consideration paid by employees is recorded as an increase in capital stock. The rights to acquire AmBev's shares granted to employees, officers or directors under the stock ownership plans do not generate a charge to income.

        p)        Warrants and stock option premiums

The net premium received on the placement of options and warrants was recognized in a capital reserve in shareholders' equity upon receipt.

         q)       Treasury shares

We acquire our own shares to be held in treasury and record them using the cost method, as a deduction from shareholders' equity. Cancellations of treasury shares are recorded as a transfer from Treasury shares to Revenue reserves.

           r)      Interest attributed to shareholders' equity

Interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. As required by law, we pay the related withholding tax on behalf of our shareholders (Note 16(e)).

           s)      Revenues and expenses

Sales revenues and the corresponding cost of sales are recorded upon delivery of products to the corresponding customers. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on an accrual basis.

Selling and marketing expenses include costs of advertising and other marketing activities. Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of operations for each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales. Advertising expenses (including promotional materials) were R$ 397.8, R$ 253.2 and R$ 280.8 for the years ended December 31, 2004, 2003, and 2002, respectively.

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

         t)        Profit sharing and related charges

The year-end provision of our profit-sharing program is an estimate made by our management. Amounts paid with respect to the program may differ from the liability accrued.

        u)        Earnings per share

Earnings per share were calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

        v)       Financial instruments and derivatives

Forwards and cross-currency interest rate swaps:

The Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks. Financial instruments “not designated as hedges for accounting purposes”are measured at the lower of cost based on the contractual conditions between the Company and counterparties (“yield curve”) or market value and accounted for as "Unrealized gain on derivatives" or "Unrealized loss on derivatives".

Forward and swap instruments in commodities:

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

The Company enters into derivative financial instruments to hedge its consolidated exposure to costs of raw material to be acquired, denominated in foreign currency.

The net results of such derivative instruments, designated for accounting purposes as hedges, are recorded at cost (equivalent to their market value), deferred and recorded in the Company's balance sheet under "Other", and recognized in the result under "Cost of sales" when the product is sold.

x)	Tax incentives

Certain states in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax rebates in order to promote investments in their regions (Note 13). The recognition of these benefits occurs only when the gain is definite and all conditions have been met and is recognized against Other operating income (Note 20). The benefits granted are not subject to clawback provisions in the event we do not meet the program target; however, future benefits may be withdrawn. Amounts recognized during 2004 totaled R$ 193.3 (R$ 176.0 in 2003 and R$ 151.9 in 2002).

          y)     Accrued liabilities for legal proceedings

Provisions for contingencies are recorded and updated to current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company’s external legal counsels, for lawsuits in which a loss is considered probable.

Expected tax savings obtained based on provisional court decisions resulting from claims filed by the Company against the tax authorities, if recognized in the statement of income, are subject to provisioning until the right is assured through a final legal decision in favor of the Company.

         w)       Other current and long-term liabilities

These are shown by known values or calculable, accrued, when applicable, of the corresponding charges and monetary variations incurred until the end date of the financial statements.

            z)     Related party transactions

Transactions with related parties include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and other related parties.

         aa)      Accounting estimates

The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates that affect the reported amounts of certain assets, liabilities and other transactions. Thus, various estimates are included in the financial statements referring to the useful lives of property, plant and equipment, the provisions necessary to reduce assets to the realization amount and for contingent liabilities and the determination of provision for income tax, which are based on the best estimates of the Company's management; however, actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, depreciation and amortization, asset impairments, depreciable lives of assets, useful lives of intangible assets, recognition of deferred taxes and contingencies. The Company’s management periodically reviews these estimates and believes that significant differences do not exist.

         ab)     Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders' agreement have been proportionally consolidated based on the Company's total ownership in the capital stock of the respective jointly-controlled subsidiary. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated in the proportional consolidation.

Quinsa has been acquiring its own shares, thus, changing the percentage of the Company’s economic interest in Quinsa, which on December 31, 2004 reached 54.80%. These acquisitions led to a NON-CASH loss of R$ 80.8 in the Company’s earnings for the year ended on December 31, 2004 (R$ 11.0 in 2003), since the amount paid was higher than the equity value of the shares.

Quinsa’s controlling shareholders are entitled to swap their 373.5 million class A shares of Quinsa with common and preferred shares of AmBev, in April of each year, or at any moment when change occurs in the control structure of AmBev. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev’s shares starting from the end of the 7th year (counted from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa's controlling shareholders will be determined by a pre-agreed formula based on the EBITDA of the two companies.

On October 28, 2004 AmBev announced that it was informed by Beverage Associates (BAC) Corp. that the latter decided to not accelerate the full exercise of its swap option of Class A shares of Quinsa currently under its possession by shares of AmBev. A change in the structure of control of AmBev resulting from the conclusion of the strategic alliance with InBev gave BAC the right to accelerate its option according to the conditions provided for in the aforementioned agreements.

The net assets of Quinsa, Agrega Inteligência em Compras Ltda ("Agrega") and Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company's financial statements, are as follows:

	December 31, 2004
	Quinsa	(i)	Agrega	(ii)	ITB	(iii)	Total

Current assets	418.8		1.0		0.3		420.1
Long-term receivables	242.6				6.3		248.9
Permanent assets	1,138.0		0.5		0.9		1,139.4
Current liabilities	(436.3)		(1.1)				(437.4)
Long-term liabilities	(440.8)				(11.6)		(452.4)
Minority interest	(201.6)						(201.6)
Total net assets (liabilities)	720.7		0.4		(4.1)		717.0

                         (i) 49.66% ownership interest.
                        (ii) 50% ownership interest.
                        (iii) 50% ownership interest.

	December 31, 2003
	Quinsa	(i)	Agrega	(ii)	ITB	(iii)	Total

Current assets	513.4		1.3		0.3		515.0
Long-term receivables	132.4				7.1		139.5
Permanent assets	1,156.3		0.5		1.1		1,157.9
Current liabilities	(382.4)		(1.2)		(1.2)		(384.8)
Long-term liabilities	(401.9)				(10.8)		(412.7)
Minority interest	(199.6)						(199.6)
Total net assets (liabilities)	818.2		0.6		(3.5)		815.3

                         (i) 49.66% ownership interest.
                        (ii) 50% ownership interest.
                        (iii) 50% ownership interest.

            Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company's financial statements, are as follows:

	Year ended December 31, 2004
	Quinsa	Agrega	ITB	Total

Net revenues	1,153.0	0.8		1,153.8
Cost of products and services sold	(510.3)			(510.3)
Gross profit	642.7	0.8		643.5
Operating expenses	(432.8)	(2.8)	(0.9)	(436.5)
Operating income (loss)	209.9	(2.0)	(0.9)	207.0
Non-operating income	2.4			2.4
Provision for Income tax	(77.0)		0.3	(76.7)
Statutory interest	(19.7)			(19.7)
Minority interest	(29.2)			(29.2)
Net income (loss) for the year	86.4	(2.0)	(0.6)	83.8

	Year ended December 31, 2003
	Quinsa	Agrega	ITB	Total

Net revenues	773.7	0.6	12.7	787.0
Cost of products and services sold	(387.3)		(9.2)	(396.5)
Gross profit	386.4	0.6	3.5	390.5
Operating expenses	(210.6)	(2.5)	(4.5)	(217.6)
Operating income (loss)	175.8	(1.9)	(1.0)	172.9
Non-operating income	(11.3)			(11.3)
Provision for income tax	27.5		0.3	27.8
Statutory interest	(9.3)			(9.3)
Minority interest	(33.0)			(33.0)
Net income (loss) for the year	149.7	(1.9)	(0.7)	147.1

The table below shows Quinsa's main holdings in subsidiaries, fully consolidated in its financial statements, and proportionally adjusted in the AmBev's consolidated financial statements:

Quinsa’s total holdings at
December 31,
2004 - %

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.	87.36
Cerveceria Boliviana Nacional La Paz	74.61
Cerveceria Chile S.A.	87.63
Cerveceria Paraguay S.A.	76.54
Fábrica Paraguaya de Vitrios S.A.	87.38
Fábricas Nacionales de Cerveza S.A.	85.09
QIB	87.63

  3.           TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable relate primarily to sales to Beer and soft drinks customers. Credit risk is minimized by the large customer base and control procedures through which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002

At beginning of year	182.3	139.5	131.6
Provision	1.4	11.1	12.6
Write-offs, net of recoveries	(45.9)	(10.2)	(4.7)
Quinsa (proportionally consolidated)	38.	41.9
At end of year	175.9	182.3	139.5

4.                     INVENTORIES

	2004	2003
Finished products	396.8	145.6
Work in process	62.8	63.9
Raw materials	606.7	564.2
Production materials	199.3	112.9
Supplies and others	132.8	101.7
Provision for losses	(17.5)	(33.7)
	1,380.9	954.6

5.                     TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	2004
	Balances			Transactions
	Accounts	Accounts	Inter-company	Net	Net financial
Companies	receivable	Payable	Loans	sales	results

AmBev		(2.0)	(3,334.0)		(219.7)
CBB	24.4		1,789.7	234.7	168.2
IBA-Sudeste	3.2		1,125.5	29.8
Jalua			11.9		(55.6)
Monthiers			1,242.2		68.9
Arosuco	5.2		336.3	416.6
Dunvegan			(873.0)		45.3
Cympay		(12.4)		116.2	(0.3)
Malteria Pampa	6.0			152.3
Aspen			(197.0)		(1.7)
Labatt Canada (i) (ii)	323.8	(14.1)		85.7
Other nationals	74.3	(78.9)	(90.0)	64.7	(9.1)
Other internationals	5.4	(24.4)	(7.7)	152.0	1.2

(i) Transaction with other companies associated with InBev, mainly Labatt USA, which are not eliminated in the Company’s consolidated financial statements.

(ii) Additionally, there are service agreements between Labatt Canada and InBev in which services rendered or expenses incurred on behalf of the other party are reimbursed. On December 31, 2004, Labatt Canada had accounts receivable of approximately R$ 6.6 and accounts payable of approximately R$ 2.4 with InBev as part of the referred agreements.

	2003
	Balances			Transactions
	Accounts	Accounts	Inter-company	Net	Net financial
Companies	receivable	Payable	Loans	revenues	Results

AmBev		(8.5)	(1,535.5)		(44.6)
CBB	11.9		218.1	166.7	277.4
IBA-Sudeste		(1.7)	977.9	4.3	18.5
Jalua			(55.5)		(35.5)
Monthiers			1,226.5		(250.2)
Arosuco	3.8		246.1	334.4	6.0
Dunvegan			(802.0)		30.8
Cympay		(4.1)	0.3	76.8
Malteria Pampa	7.4			115.7	13.9
Aspen			(173.0)		(19.2)
Other nationals	41.8	(55.7)	(39.3)	241.7	1.1
Other internationals	19.7	(12.0)	(59.9)	112.0	(0.8)

             Names used:

     -  Indústria de Bebidas Antarctica do Sudeste S.A. ("IBA-Sudeste")
     -  Jalua Spain S.L. ("Jalua")
     -    Monthiers S.A. ("Monthiers")
     -   Arosuco Aromas e Sucos Ltda. ("Arosuco")
     -   Dunvegan S.A. ("Dunvegan")
     -   Cervecería y Maltería Paysandú - Cympay ("Cympay")
     -   Maltería Pampa S.A. ("Maltería Pampa")
     -   Aspen Equities Corporation ("Aspen")
     -   Labatt Brewing Company Limited ("Labatt Canada")

Transactions with related parties are carried out under usual market conditions and include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

All loan agreements between the Company's subsidiaries in Brazil have undetermined duration and some are assessed market financial charges. The agreements that involve the Company's subsidiaries headquartered abroad are usually monetarily indexed based on the US dollar exchange rate plus 10% p.a. interest. Inter-company loans are consolidated based on the same criteria described above.

6.                      OTHER ASSETS

	2004	2003
Current assets
Deferred income from commodities,
swap and forward operations, net	54.9	0.1
Prepaid expenses	242.1	123.3
Advances to suppliers and others	42.8	26.5
Other accounts receivable	139.1	106.0
	478.9	255.9
Non-current assets
Other recoverable taxes and charges (*)	362.3	348.4
Prepaid expenses	111.7	119.3
Investments in debt securities	147.4	77.0
Prepaid pension benefit cost	20.6	22.0
Other accounts receivable	39.7	49.4
	681.7	616.1

                   (*) At December 31, 2004 these consist primarily of zero-rated excise tax (IPI) credits totaling R$ 228.1 (R$ 228.1 in 2003) and value-added taxes (ICMS) credits totaling 81.3 (R$ 69.2 in 2003). The Company has recorded a provision for  the full amount of the IPI tax asset (Note 13) as our right to recover such amounts is not recognized by the tax authorities  and is subject to a definite judicial ruling in our favor.

7.                     INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

	Percentage interest (total shares)		Shareholders' equity (capital deficiency)		Net income (loss)
Fully consolidated	2004	2003	2004	2003	2004	2003	2002

Arosuco	99.7	99.7	334.2	224.8	219.8	176.3	153.4
CACN	50.2	50.2	(27.1)	17.9	(47.2)	(39.4)	(37.2)
CBB	99.9	99.9	5,067.4	5,222.2	939.8	2,046.7	(371.2)
Cerveceria Suramericana (Cervesursa)	80.0	80.0	102.2	145.5	(31.4)	(7.3)	-
Cervejaria Astra S.A. (Astra)							68.0
Compañia Cervecera AmBev Peru A.C. (AmBev Peru)	100.0	100.0	(0.7)	8.7	(9.2)	(5.7)	-
Eagle Distribuidora de Bebidas S.A (Eagle)	100.0	100.0	2,660.4	2,684.4	(24.0)	(539.0)	1,484.7
Hohneck	100.0	100.0	1,245.6	1,315.1	(69.6)	(67.1)	363.0
IBA Sudeste	99.3	99.3	1365.8	1,426.7	(78.9)	47.5	3.6
Industria del Atlántico (Atlántico)	50.0	50.0	62.0	46.9	17.2	5.8
Jalua	100.0	100.0	3,593.0	3,609.9	(16.9)	(451.2)	1,536.6
Labatt Holding ApS	100.0		14,423.8	-	276.7	-	-
Labatt Canada	100.0		(1,848.2)	-	54.0	-	-
Maltería Pampa	100.0	100.0	197.4	190.7	22.4	41.5	(31.5)
Monthiers	100.0	100.0	3,576.1	3,609.8	42.3	(451.1)	1,516.7

Proportionally consolidated companies (*)

Agrega	50.0	50.0	0.4	0.6	(2.0)	(1.9)	(2.0)
Ice Tea do Brasil Ltda (ITB)	50.0	50.0	(4.1)	(3.4)	(0.6)	(0.7)	(1.7)
Quinsa	54.8	49.7	720.6	818.2	(86.4)	149.7	-

(*)  The pro-rated balances proportionally consolidated and included in the consolidated balance sheet at December 31, 2004 were: total assets - R$ 1,808.4 (R$ 1,812.5 in 2003); working capital - R$ (17.3) (R$ 1.1 in 2003) and cash and cash equivalents of R$ 175.4 (R$ 44.3 in 2003). The pro-rated net income from these affiliates included in the consolidated statement of operations totaled R$ 83.8 (R$ 147.1 in 2003 and R$ 3.7 in 2002).

8.             GOODWILL AND NEGATIVE GOODWILL

	2004	2003
Goodwill
CBB - attributed to
Property, plant and equipment fair value excess	144.6	144.6
Expected future profitability	702.7	702.7
	847.3	847.3
Expected future profitability
Labatt Canada	16,677.7
Quinsa	1,123.2	1,123.2
Cympay (ii)	26.6	34.2
Embodom	214.9	-
Malteria Pampa	28.1	28.1
Indústrias Del Atlântico	5.1	5.1
Cervejaria Miranda Corrêa S.A.	5.5	5.5
Labatt Canada Subsidiaries (i)	3,648.6	-
Quinsa and subsidiaries (proportionally consolidated)	547.6	510.4
Total goodwill	23,124.6	2,553.8

Accumulated amortization	(4,779.1)	(689.6)
Total goodwill, net	18,345.5	1,864.2

Negative goodwill
CBB	(149.9)	(149.9)
Cervesursa	(16.4)	(18.5)
Total goodwill, net	(8.8)	(8.5)
Total negative goodwill	(175.1)	(176.9)

Goodwill, net	18,170.4	1,687.3

(i)     The balance of the accumulated amortization referring to goodwill existing in Labatt Canada totaled R$ 3,418.2 on December 31, 2004.

(ii)    Goodwill reclassified to deferred charges, following the downstream mergers of subsidiaries between related parties.

Changes in the goodwill and negative goodwill, net are as follows:

	2004	2003

At beginning of year, net	1,687.3	626.9
Goodwill on new acquisitions	16,892.6	1,035.0
Negative goodwill on new acquisitions	-	(18.5)
Labatt and subsidiaries (first time consolidation)	355.1	-
Quinsa and subsidiaries (proportionally consolidated)	37.3	442.6
Amortization	(803.6)	(252.4)
Negative goodwill realized	1.7	-
Reclassification to deferred charges, net (see (ii) above)	-	(146.3)
At end of year, net	18,170.4	1,687.3

9.                      PROPERTY, PLANT AND EQUIPMENT

			Annual
			depreciation
	2004	2003	rates - %

Land	328.6	244.6
Buildings and constructions	2,578.2	2,090.8	4
Machinery and equipment	7,968.2	5,673.3	10 to 20
Offsite equipment	1,551.0	1,030.4	10 to 20
Other assets and intangibles	1,241.9	987.0	4 to 20
Construction in progress	368.3	153.7

	14,036.2	10,179.8
Accumulated depreciation	(8,504.5)	(6,013.5)
	5,531.7	4,166.3

The subsidiaries held for sale properties, on December 31, 2004, with a total book value of R$ 113.8 (R$ 144.1 in 2003), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 69.1 (R$ 89.1 in 2003).

During the year, a provision for potential losses on the sale of property, machinery and equipment was established, in the amount of R$ 10.4 (R$ 58.7 in 2003), accounted for in the Company's consolidated financial statements under "Non-operating expenses".

In view of bank loans and leases taken by the Company and its subsidiaries, at December 31, 2004, there are pledged property, machinery and equipment, at the residual amount of R$ 781.4 (R$ 909.3 in 2003). Such restriction has no impact on the use of such assets and on the Company's operations.

10.                  DEFERRED CHARGES

	2004	2003

Pre-operating costs	208.6	190.6
Implementation and expansion expenses	53.9	55.7
Future Profitability (*)	109.1	146.3
Other	162.6	71.5
	534.2	464.1
Accumulated amortization	(240.1)	(204.8)
	294.1	259.3

(*)  This refers to the goodwill and negative goodwill on the acquisition of subsidiaries, incorporated by the Parent Company in previous years,  reclassified from “O” to “Deferred charges” and amortized based on future profitability.

11.             LOANS AND FINANCING

			Current		Long-term
	Annual financial charges	Final maturity	2004	2003	2004	2003

Reais
ICMS sales tax incentives	4.99%	June 2013	93.5	34.6	288.2	340.5
Acquisition of equipment	2.40% above the TJLP(*)	October 2009	135.2	227.1	209.5	298.6
Other	104% of CDI	April 2005	274.5	0.2		0.4

			503.2	261.9	497.7	639.5

Foreign currency
Working Capital (i)			2,619.5
Syndicated loan	2.4% above quarterly LIBOR (i)	August 2004		1,062.9
Bond 2011	9.63%	December 2011	10.3	11.6	1,527.0	1,444.6
Bond 2013	9.63%	September 2013	36.4	42.1	1,127.4	1,444.6
Raw materials	6.43%	May 2005	112.6	183.7		22.1
Acquisition of equipment	6.53%	June 2010	141.0	303.5	1,102.4	418.4
Other (ii)	5.9%	October 2008	20.1	110.4	113.1	35.1
			2,939.9	1,714.2	3,869.9	3,364.8
			3.443,1	1,976.1	4,367.6	4,004.3

                    (i) Changes from last year is basically due to consolidation of Labatt ApS, as shown in Note 1 (ii).

(ii) Includes local currency loans (and interest) in Argentina, Ecuador, Peru, Uruguay and Venezuela

(*) The annualized TJLP (Government nominal long-term interest rate), fixed quarterly at 9.75% per annum as from December 31, 2004 (11% in 2003); LIBOR - The six-monthly London Interbank Offered Rate - LIBOR at December 31, 2004 is 2.78 % per annum (1.4% per annum in 2003).

    Abbreviations used:

-   TJLP - Long-Term Interest Rate.
-   LIBOR - London Interbank Offered Rate.
-   ICMS - Value-Added Tax on Sales and Services.

(a)      Principal loan contracts and programs

  (i)      ICMS tax incentive programs

The loans relate to programs offered by certain states through which a percentage of the monthly ICMS due is financed by Government related agencies, generally over a five year period (Note 12).

The amount of R$ 330.2 (R$ 393.6 as of December 31, 203) of “Deferrals of taxes on sales” includes a current portion of R$ 54.5 (R$ 161.8 in 2003) classified under “Other taxes and contributions payable”.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(ii)       Acquisition of equipment

In May 2001, we entered into a credit agreement with BNDES for R$ 216.5 of which R$ 168.2 was received in 2001 and the remainder in 2002. The balance under the credit agreement is to be paid in monthly installments with final maturity in December 2008.

(iii)      Notes issued in the international market

In September 2003 CBB issued US$ 500 million 8.75% notes due 2013 (the 2013 Notes), under Regulation 144A and Regulation S, with a full and unconditional guarantee offered by AmBev. The 2013 Notes were issued at 99.67% of face value, and bear annual interest of 10.3% including 15% withholding tax, payable every six months and mature in September 2013. On September 15, 2004, the Company registered the 2013 Notes with the Securities and Exchange Commission - SEC under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, the 2013 Notes were filed with the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001 CBB issued US$ 500 million 10.5% notes due 2011 (the 2011 Notes), under Regulation 144A and Regulation S with a full and unconditional guarantee offered by AmBev. The 2011 Notes were issued at 98.56% of face value, and bear annual interest of 12.3% including 15% withholding tax, payable every six months and maturite in December 2011. On October 4, 2002, we consumated our SEC registered exchange offer for the 2011 Notes.

(iv)      Syndicated loan

On July 28, 2004, the Company paid its syndicated loan in the amount of R$ 974.7, net of hedge effect of the correspondent debt.

(v)       Raw materials

Raw material import finance terms are normally for payment in a single installment on the 360th day, and are primarily to finance importations of malt and hops. The supplier credit financings are mostly obtained through international financial institutions.

            (b)       Mortgages and collateral

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries, which at December 31, 2004 totaled R$ 295.7 (R$ 199.1 in 2003).

            (c)        Breach of covenant

As of December 31, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings and payment terms. On December 31, 2004, US$ 4.7 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

            (d)       Maturities

At December 31, 2004, the Company's long-term loans, by year of maturity, are the following:

2006	257.5
2007	428.3
2008	658.0
2009	10.4
2010	74.5
2011	1,523.3
2012 and on	1,415.6
4,367.6

            (e)       Labatt Canada

Effective May 25, 2004, Labatt Canada entered into a loan agreement in the amount of CAD$ 700.0 with a bank consortium and a final maturity date on December 12, 2005.

The loans under the loan agreement bear interest at the bankers acceptance rate plus applicable margin ceiling of which stands at 0.9% per annum. On December 31, 2004, the bankers acceptance average rate on the debt was at 2.765% p.a. and the applicable margin was 0.55% per annum.

Effective from December 12, 2002, Labatt Canada entered into a forward loan agreement at the amount of CAD$ 600.0 with syndicated banks. This agreement has two different parts: (a) a pre-approved line of credit for the utilization of funds when necessary of CAD$ 30.0; and (b) a forward loan of CAD$ 300.0 with semi-annual amortizations of CAD$ 50.0. On December 31, 2004 Labatt had recorded as liability: (i) CAD$ 60.0 referring to the portion used in the pre-approved line of credit; and (ii) two remaining installments of the loan, totaling CAD$ 100.0, with final maturity on December 12, 2005.

The loans contracted under these two types incur interest at bankers acceptance rates plus the applicable margin, the ceiling of which is 0.95% per annum to the line of credit and 0.90% per annum to the forward agreement. On December 31, 2004, the bankers acceptance average rates on the debt was 2.636% per annum and the applicable margin was 0.60% per annum.

Effective from July 23, 1998, Labatt Canada entered into a US dollar loan agreement in the amount of US$ 162 million in Series A Bank Notes and CAD$ 50 in Series B Bank Notes ("Notes"), contracted from a group of institutional investors.  The Notes are subject to fixed interest rates of 6.56% p.a. over the portion in US dollars and at 6.07% p.a. over the Canadian dollars, expiring on July 23, 2008.

12.                   SALES TAX DEFERRALS AND ICMS TAX INCENTIVE PROGRAMS

We currently participate in programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable (financed by a state related financial agent) for periods of generally five years from their original due date.

Sales tax deferrals arise from programs under which percentages deferrable usually range from 40% to 75% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have specific agreements. Balances deferred generally accrue interest and are only partially inflation-indexed.

Description	2004	2003

Short-term liabilities
Loans and financings (Note 11)	93.5	34.6
Sales tax deferrals (included in Other taxes payable)	54.5	161.8
	148.0	196.4

Long-term liabilities
Loans and financings (Note 11)	288.2	340.5
Sales tax deferrals	275.7	235.2
	563.9	575.7

13.       COMMITMENTS AND CONTINGENCIES

(a)       Tax and legal claims

We are contesting the payment of certain taxes and contributions and have made judicial escrow deposits (Restricted deposits for legal proceedings) of equivalent or lesser amounts pending final judicial decisions. Our management believes that the accrued liability for contingencies, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

	2004	2003

Indirect taxes
ICMS and IPI (i)	540.4	532.0
PIS and COFINS (ii)	383.5	339.2
Labor claims (iii)	324.0	211.1
Income tax and social contribution (iv)	71.3	50.2
Claims from distributors and resellers (v)	47.2	28.6
Others (vi)	104.6	71.8
Total accrued liabilities for contingencies	1,471.0	1,232.9

AmBev may be exposed to additional possible risks, based on the opinion of legal counsel, estimated at R$ 1,241.1 (R$ 1,266.6  in 2003) which have not been provisioned. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev's financial condition or results of operations.

        Changes in the accrued liabilities for contingencies are as follows:

	2004	2003

At beginning of year	1,232.9	989.3
New provisions	250.8	172.3
Payments	(78.4)	(15.4)
Interest	39.7	59.8
Quinsa and subsidiaries (proportionally consolidated)	26.0	26.9
At end of year	1,471,0	1,232.9

(i)     ICMS and IPI

These legal proceedings relate mainly to tax disputes of presumed zero-rated IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996. We have filed claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the "exemption" becomes a mere tax deferral at the time of sale. As these and other claims are contingent upon obtaining favorable, non-appealable judicial decisions, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

(ii)    PIS and COFINS

PIS - We obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002 only) on billings, without paying such contribution on other revenues. Following the enactment of Law 10,637 of December 31, 2002, which established new rules for calculating PIS with effects from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by current legislation.

COFINS - The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company and its subsidiaries, which allows them to pay COFINS on billings, releasing them from paying such contribution on other income. Following the enactment of Law No. 10,833/03 as of December 29, 2003, effective February 1, 2004 the Company and its subsidiaries began to pay such contribution, as prescribed by current legislation.

At December 31, 2004, the provision primarily refers to amounts that were not paid pursuant to the injunctions, and which will be subject to provisioning until they are assured by a final decision in favor of the Company.

In common with many Brazilian taxpayers, we have filed claims seeking to exclude for the period from 1988 to 1995 the indexation for inflation of certain PIS taxes. In May 2001 a decision of the appellate court ruled in favor of a plaintiff taxpayer. In the administrative judicial system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final non-

appealable ruling, the probability of the taxpayers' position not prevailing is considered to be remote. During 2001, we concluded the determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The liability, including interest and charges, totaling R$ 138.7 was reversed to income (Provision for contingencies and other) during 2001. The amounts were recovered by offsetting other Federal taxes due.

We have also filed claims against the tax authorities to support our view that certain taxes levied are unconstitutional, however because we are required by law to pay these amounts, we have deposited the amounts into judicial escrow accounts (Restricted deposits for legal proceedings) and/or made provisions for amounts legally due.

(iii)      Labor claims

We are involved in approximately 8,500 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe, based on the advice of our outside legal counsel, there is a probable chance of loss. Judicial escrow deposits, principally for labor claims, totaled R$ 129.6 at December 31, 2004 (R$ 111.6 in 2003). At December 31, 2004 none of these claims had probable estimated losses which individually exceeded R$ 2.0.

(iv)      Income Tax and Social Contribution

This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders' equity in the calculation of social contribution for the year 1996.

(v)       Claims from distributors and resellers

We have several claims filed against us by former distributors whose contracts were terminated due to their failure to meet our guidelines and a general restructuring of our distribution network. We have provisions for probable losses of R$ 47.2, based on advice of outside legal counsel (R$ 28.6 in 2003).

(vi)      Other provisions

These provisions relate substantially to issues involving the National Social Security Institute (INSS), products and suppliers.

(vii)     Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were mentioned in collective suits for losses and damages brought under the claim of marketing of alcoholic beverages for under age consumers. Labatt Canada was mentioned in one of these proceedings. Such suit will be vigorously defended and, at this time, it is not possible to estimate the loss probability or estimate its amount.

Labatt was sued by the Canadian Government concerning the interest rate used in certain contracts with related parties existing in the past. The total amount sued by the Government is approximately CAD$ 200, equivalent to R$ 490 on December 31, 2004). In the event Labatt is required to pay this amount, AmBev will be fully reimbursed. Until then, Labatt recorded a current liability at the amount of R$ 189.9 (equivalent to CAD$ 86 million on December 31, 2004) as “Provision for contingency of Income Tax” (Note 14), and AmBev recorded an account receivable at the same amount as an adjustment in the consolidation of Labatt.

 (b)      Commitments

Commitments for construction under contract at December 31, 2004 are estimated at R$ 100.0 (R$ 20.1 in 2003).

We have contracts with certain key suppliers to buy volumes of key materials in our production processes, including aluminum, plastics and natural gas, but without fixed volumes or amounts.

     (c)      Environmental issues

We are subject to federal, state and local environmental laws. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

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

At present we believe there are no unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws.

Recent environmental expenditures are as follows:

	Property, plant	Waste
Year ended December 31	and equipment	treatment	Total

2004	12.9	36.1	49.0
2003	9.3	38.3	47.6
2002	2.8	38.8	41.6

Budgeted environmental expenditures for the five-year period ending December 31, 2008 total approximately R$ 242.3 (unaudited).

 (d)      Income from foreign subsidiaries

In December 2004 and January 2005, two subsidiaries of the Company received tax assessment notices at the amount of R$ 52.0 and R$ 458.0, respectively, referring to the taxation requirement in Brazil of income from foreign subsidiaries.

The Company, through its attorneys, challenges the validity of the referred tax assessment notices and shall defend this case vigorously. The probability of loss in these cases is deemed by the external counsels as possible, but not probable. Therefore, no amount was recorded referring to these tax assessment notices on December 31, 2004.

14.     OTHER LIABILITIES

	2004	2003

Current liabilities
Employee and management profit sharing-program	126.3	11.5
Deposits for containers (i)	84.4
Provision for restructuring (ii)	183.0
Provision for income tax contingency (Note 13 a (vii))	189.9
Deferred net income from commodities swap and forward operations	12.7
Marketing accounts payable	101.1
Provision for royalties payment	37.1
Advances from customers		31.0
Other accounts payable	251.4	199.1
	985.9	241.6

Long-term liabilities
Post-retirement benefits (Note 15b)	646.0	72.9
Deferred income tax and social contribution (Note 18 (b))	138.5	26.2
Supplier credits		0.8
Deferred income from debt swap operations	90,3
Other accounts payable	61.5	33.2
	936.3	133.1

(i) These deposits are made by points of sale in Canada and at the time of the beer sale, as a guarantee by the containers, and they are given back when the containers are returned.

(ii) On September 8, 2004, Labatt announced the closing of its plant in New Westminster, British Columbia. This plant will continued to operate through the end of March 2005 and closed on April 22, 2005, when the agreement with the labor union ended. As the closing plan of this plant had already been approved at the time of the Incorporation, lay-off provisions at the amount of CAD$ 9.9 million (equivalent to R$ 21.9 on December 31, 2004) was registered on August 27, 2004. During the 4Q04, Labatt provisioned CAD$12.3 million (equivalent to R$ 27.2 on December 31, 2004) as supplement to the preliminary provisions as part of an agreement entered into with the Workers Union. Additionally, in December 2004, Labatt announced a workforce restructuring with a view at reducing the personnel fixed cost by 20%. Thus, Labatt recorded a provision in the amount of CAD$ 60.7 million (equivalent to R$ 134.0 on December 31, 2004) in order to cover lay-off expenses, in addition to CAD$ 17.0 million (equivalent to R$ 37.5 on December 31, 2004)

referring to post-retirement benefits and private pension plan of employees to be laid-off. These provisions totaled R$ 198.7 in 2004 earnings results and were recorded as “Non-Operating Income”.

15.      EMPLOYEE BENEFITS

   (a)     AmBev pension benefits

AmBev sponsors a defined-benefit pension plan (closed to new participants since May 1998) and a defined-contribution plan, which supplement benefits that the Brazilian government's social security system provides to our employees and those of our Brazilian subsidiaries. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

These plans are administered by the AmBev Pension Fund, Instituto AmBev de Previdência Privada (IAPP). In the year ended December 31, 2004, the Company contributed R$ 3.9 (R$ 4.4 in 2003) to IAPP. The IAPP was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of IAPP.

At December 31, 2004 we had 4,539 participants in our plan (4,662 in 2003), of which 2,611 (2,778 in 2003) participated in the defined-benefit plan.

Based on the independent actuarial reports, the funded status of AmBev's plans at December 31, is determined as follows:

	2004	2003

Fair value of plan assets	633.3	501.5
Present value of actuarial liability	(438.1)	(334.4)
Funded status	195.2	167.1

The surplus of assets of IAPP is recognized by the Company in its consolidated financial statements under "Surplus assets - Instituto AmBev", in the amount of R$ 20.6 (R$ 22,0 in 2003), estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in the event of a winding up of IAPP.

(b)       Post-retirement benefits and others

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners.

Labatt Canada, the Company’s indirect subsidiary, provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also provides certain post-retirement pension benefits to certain distributors.

On December 31, 2004 liabilities deriving from these obligations are recorded in the Company’s financial statements in the account “Provision for employee benefits” in the following amounts:

	Labatt (i)	Labatt (ii)	AmBev (ii)	Total

Projected Benefit Obligation	2,209.7	239.8	105.2	2,554.7
Fair value of plan assets	(1,597.6)			(1,597.6)

Plan deficit	612.1	239.8	105.2	957.1
Non-amortized actuarial adjustments	(320.5)	(60.6)	(26.8)	(407.9)
Other benefits - Labatt Canadá				0.3
Distributors’ plans (iii)				96.5

Total liabilities	291.6	179.2	78.4	646.0
(i)	Pension plan;
(ii)	Post-retirement benefit plan;
(iii)
The obligation referring to the distributors’ plan accounts for Labatt Canada’s pro rata participation under the obligations of these plans which will be financed by Labatt Canada by means of the allocation of services costs of these affiliated companies

Change in the provision for employee benefits, according to the independent actuary’s report:

	AmBev	Labatt	Total

Balance on December 31, 2003	72.9		72.9
First time consolidation of Labatt		611.0	611.0
Financial charges	11.9	37.0	48.9
Foreign exchange variation		(13.9)	(13.9)
Contributions received		(62.4)	(62.4)
Benefits paid	(6.4)	(4.1)	(10.5)

Balance on December 31, 2004	78.4	567.6	646.0

  (c)         Welfare Foundation - The FAHZ

The employees and retirees of the Company in Brazil receive health care and dental assistance from the FAHZ, one of our shareholders.

The changes in the provision for these benefits of FAHZ, based on independent actuarial reports, were as follows:

	2004	2003

January 1	163.5	154.1
Interest cost	30.6	24.9
Actuarial adjustment	3.3	1.2
Benefits paid	(20.4)	(16.7)
December 31, 2004	177.0	163.5

The actuarial liabilities related to the benefits provided by the FAHZ on December 2004 were fully offset by an equivalent amount of assets held by the FAHZ on the same date. The surplus assets were not recorded by us in our financial statements, since under current welfare foundation regulations, any surplus of assets over liabilities cannot be returned to the Company.

In accordance with NPC No. 26, the Company recognized the actuarial liability related to the obligation for the benefits provided directly by AmBev, but not for benefits provided by the FAHZ. The assumption is that this obligation will not be legally imputed to the Company and will be covered by the contributions made annually to the FAHZ (up to 10% of the net income of each year), which are recognized through the statement of operations.

(c)           Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual Percentage - in nominal terms
	AmBev		Labatt
	2004	2003	2004	2003

Discount rate	10.9	10.9	5.7	6.0
Expected rate of return on assets	15.4	16.6	8.0	8.0
Increase in the remuneration factor	7.3	7.3	3.0	3.0
Increase in health care costs	7.3	7.3	4.0	4.0

16         SHAREHOLDERS' EQUITY

(a)        Capital and shareholders' rights

     (i)      Capital

The Company's capital stock on December 31, 2004 amounted to R$ 4,742.8 (R$ 3,124.1 in 2003), represented by 56,277,742 thousand no-par value and registered shares (38,537,333 thousand in 2003), comprised of 23,558,245 thousand common shares and 32,719,497 thousand preferred shares (15,735,878 thousand and 22,801,455 thousand, respectively, in 2003).

On December 6, 2004, the Company announced to the market that it intends to approve the distribution of share dividends to its shareholders in the format of one common share for each five shares (preferred shares or common shares). The share dividends shall be distributed through capitalization of capital reserves as at September 30, 2004. The purpose of this dividend is to maintain the liquidity of the common shares after the mandatory tender offer for the common shares of AmBev by InBev, regardless of the level of acceptance thereof. Fraction of shares which may occur shall be dealt with as provided for by the Article 169 of the Law 6,404/76.

The share dividends shall be submitted for approval by the appropriate authorities and once approved shall only occur when the settlement of the public offering of InBev S.A. is concluded in order not to alter the economic effects thereof.

The AGE (Extraordinary Shareholders’ Meeting) as of August 27, 2004, approved the issue, by the Company, of 19,264,363 thousand new shares, comprised of 7,866,182 thousand common shares and 11,398,181 thousand preferred shares, and also decided to appropriate to the capital stock account the amount of R$ 1,600.7and to the capital reserve account the amount of R$12,840.3 as premium on share subscription, which was fully subscribed by Labatt ApS legal representatives.

In April 2004, the Company increased capital stock by R$ 17.9, using advance for future capital increase at the amount of R$ 9.0, originally classified in long-term liabilities, and the remaining amount paid-up in the same month, through the private subscription of 55,727,205 preferred shares, exclusively to fulfill the provision in the Stock Ownership Plan, as mentioned in item (f).

(ii)       Warrants

During the period for the exercise of warrants between April 1 and April 30, 2003, 25 thousand common and 489 thousand preferred shares were subscribed, for the total amount of R$ 0.5. Certain warrant holders have challenged in court the CVM's and Company's understanding related to the warrant conversion criteria.

(iii)       Share rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35.0% of our net income determined under Brazilian GAAP, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev's financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders' equity (item (e)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

             (iv)      Share activity (in thousands of shares)

	2004	2003	2002

Preferred shares
At beginning of year	22,801,455	22,824,827	23,668,349
Employee stock ownership plan purchases	55,727	259,007	384,075
Labatt transaction	11,398,181
Stock warrants		489
Cancellation of shares	(1,535,866)	(282,868)	(1,227,597)
At end of year	32,719,497	22,801,455	22,824,827

Common shares
At beginning of year	15,735,878	15,795,903	16,073,049
Labatt transaction	7,866,182
Stock warrants		25
Cancellation of shares	(43,815)	(60,050)	(277,146)
At end of year	23,558,245	15,735,878	15,795,903

           (b)         Appropriation of net income for the year and transfers to statutory reserves

  (i)       Legal

Under Brazilian Corporate Law, AmBev, together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory (legal) reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(ii)       Investments

Our by-laws permit that we appropriate an amount not lower than 5% and not higher than 61.75% of our statutory adjusted net income to a reserve for investments, in order to finance the expansion of our activities, including subscription to capital increases or the establishment of new enterprises. This reserve cannot exceed 80% of our capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(iii)      Shareholder transaction

During 2002, in connection with our project financing agreement with the International Finance Corporation - IFC, we transferred to the IFC 53,727 thousand preferred shares as payment of US$ 5 million of our outstanding debt, upon the exercise by the IFC of its option to convert the balance of the debt. We recognized a gain of R$ 11.7 on this transaction which was recorded directly in shareholders' equity as a capital reserve.

(iv) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a 5% participation in net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

(c)      Treasury shares

At December 31, 2004 the Company held in treasury 60,731 thousand common shares and 1,589,604 thousand preferred shares in the total amount of R$ 1,040.1.

The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

Additionally as part of our buyback program, in 2001, our Board of Directors authorized the issue of put options for the repurchase of 188,380 thousand preferred shares of our own stock. The net premium received on the placement of the options was R$ 4.9, recorded as a capital reserve in shareholders' equity. In 2002, the put options were exercised and the Company repurchased 188,380 shares for the total consideration of R$ 89.1.

Activity in treasury shares during the year was as follows (in thousands):

	2004	2003	2002

Preferred shares
At beginning of year	(520,153)	(273,684)	(848,906)
Repurchase of shares	(2,605,318)	(529,337)	(706,102)
Transfer of shares to IFC			53,727
Cancellation of shares	1,535,867	282,868	1,227,597
At end of year	(1,589,604)	(520,153)	(273,684)

Common shares
At beginning of year	(104,546)	(101,131)	(271,567)
Repurchase of shares		(63,464)	(106,710)
Cancellation of shares	43,815	60,049	277,146
At end of year	(60,731)	(104,546)	(101,131)

   (d)        Dividends and contributions

The determination of the dividend approved by the Board of Directors from net income for the year ended December 31 was as follows:

	2004		2003	2002

Net income for the year	1,161.5		1,411.6	1,510.3
Legal reserve (5%)		(i)	(70.6)	(75.4)
Dividend basis	1,161.5		1,341.0	1,434.9

Dividends
Prepaid interim distribution
as dividends	108.4		495.2	160.8
as interest attributed to shareholders' equity	236.1		222.5
Supplemental dividends
as dividends	424.6		54.6	341.3
as interest attributed to shareholders’ equity	558.1		226.1

Withholding tax on interest attributed to
shareholders' equity (generally 15%)	(119.3)		(67.3)
Total dividends, net of withholding tax	1,207.9		931.1	502.1

Percentage of dividends to dividend basis	102.2		69.4	35.0

Dividends per thousand shares outstanding
at year-end, net of withholding tax (in whole reais) - R$
Common	20,86	(ii)	23.15	12.40
Preferred	22,95	(ii)	25.46	13.64

(i)   We did not appropriate any amounts to our legal reserve during 2004, based on the provisions in Brazilian Corporation Law which determine that capital reserves may be limited to 30% of the Company’s capital stock.

(ii)   Dividends per lot of thousand shares outstanding (excluding treasury shares) at year-end - before withholding tax (IRRF): common - R$ 22.92 and preferred - R$ 25.21

(e)       Interest on shareholders’ equity

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

(f)         Stock ownership plan

The stock ownership plan for the purchase of Company shares (the Plan) is administered by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued.

The purchase price cannot be less than 90% of the average price of the shares traded on the Bovespa in the previous three business days, at the date the award is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of share at that date (shares granted represented 1.0% and 0.03% of total shares outstanding in 2003 and 2002, respectively).

The Company may opt to issue new shares, or transfer its treasury shares to the employee. There is no expiration date for the purchase of the shares. The Company has the right of first refusal on shares issued under the program if (i) the employee decides to sell the shares or (ii) the employee ceases to be employed by the Company, automatically forfeiting the purchase rights. The Company has the right to repurchase any shares subscribed by the employee at a price equal to: (i) the price paid by the employee, adjusted by inflation, should the shares be sold within the first 30 months following the purchase; (ii) 50% at the price paid, adjusted by inflation, and another 50% at the market price, if the employee sells the shares after the first 30 months but before the 60th month following the purchase; or (iii) at market price if sold at least 60 months following the purchase.

Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their purchase rights in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

For plans granted prior to 2003, the Company provided advances to employees for the purchase of shares. Financing arrangements were normally for periods of no more than four years and accrued 8% interest per annum above the "Índice Geral de Preços - Mercado" - IGP-M (Note 2(o)).These advances are guaranteed by the shares. On December 31, 2004 these advances totaled R$ 175.2 (R$ 234.7 in 2003) and are included in the balance sheet as non-current assets. For plans granted beginning in 2004, the Company no longer provides these advances.

The summary of changes in shares included in the Plan for the years ended December 31, 2004 and 2003 is the following:

	2004	2003

Outstanding (in thousands of shares)
At beginning of year	733,689	640,800
Granted	9,000	386,000
Exercised	(55,727)	(259,007)
Cancelled	(35,926)	(34,104)
At year end - outstanding and exercisable	651,036	733,689

Shares available at end of each year that may
be granted in the subsequent year	2,813,887	1,926,867

17        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)       Overview

A substantial part of our loans and financing are denominated in foreign currency. We also have assets in Brazil, Argentina and other South and Central American countries.

We hold certain amounts of cash and cash equivalents denominated in foreign currency, and enter into cross-currency interest rate and commodities swap transactions and currency forward contracts to hedge against the effects of exchange rates variations on our consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw material costs, particularly aluminum, sugar and wheat.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b)       Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the principal market risks to which we are exposed and which we manage through derivative instruments to mitigate exposure to risk.

We monitor and evaluate our derivative positions on a daily basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and creditworthiness of our counter parties in these transactions. In view of our policies and practices established for derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The notional outstanding amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through the use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates.

The estimated fair value amounts of our derivatives exposures as of December 31, were as follows:

Financial instrument	2004	2003

Foreign currency
US$/R$	3,929.6	4,686,5
Yen/US$		775.7
Argentine Pesos/US$	132.9	152.4
CAD$/US$	298.6

Interest rate
Floating LIBOR/ fixed LIBOR	55.7	944.6
CDI (*)/Fixed interest rate		(201.8)
Fixed interest rate/ Canadian BA	943.2

Commodities
Wheat	2.3
Aluminum	13.2
Sugar	60.3	22.3
	5,435.8	6,379.7
                         (*)  Interbank Deposit Certificate rate.

 (i)        Currency and interest rate hedges

Interest rate risks mainly relate to debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the LIBOR. The portion of local currency denominated debt that is subject to floating rates is linked to the TJLP. We use derivative instruments to mitigate the effects of volatility of the LIBOR rate.

At December 31, 2004, unrealized gains (losses) on financial instrument, not designated as hedges for accounting purposes were recorded at the lower of cost plus accrued interest and market value, in accordance with Brazilian GAAP. Had the Company recorded its short-term investments and financial instruments at market value, it would have recorded an additional unrealized gain in the amount of R$ 189.0 in earnings for the year ended December 31, 2004 (R$ 206.0 in 2004) as presented in the table below:

Financial instruments	Book value	Market value	Unrealized gain

Public bonds	131.0	148.7	17.7
Swaps/forwards	(421.7)	(264.6)	157.1
“Cross currency Interest rate Swap” (*)	(40.9)	(26.6)	14.3
	331.6	(142.5)	189.1

(*) Swaps of Labatt Canada for the conversion of the Notes taken at fixed interest in US dollars for fluctuating interest in Canadian dollars.

The fair values of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar maturity and terms.
 (ii)  Currency and commodities

At December 31, 2004, losses totaling R$ 45.3 (Gain of R$ 1.2 in 2003), arising from these instruments obtained for the specific purpose of mitigating our exposure to fluctuations in foreign currencies and the prices of raw materials to be purchased, were deferred, and will be recognized in income when realized.

During the years ended December 31, 2004 and 2003, the following effects arising from such instruments were recorded in earnings under Cost of sales:

	Gain (loss) recorded in cost of sales
Description	2004	2003

Currency	(9.1)	(99.0)
Sugar	6.6	-
Wheat and corn	(0.1)	-
Aluminum	10.9	16.7
	8.3	(82.3)

The Company's financial liabilities, represented mainly by Bonds 2013 and 2011, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices.

Had the Company recorded its financial liabilities at market values, it would have recorded an additional loss, before income taxes, of approximately R$ 602.6, on December 31, 2004 (loss of R$ 202.2 in 2003 and a gain of R$ 461.7 in 2002), as presented in the table below:

Financial liabilities	Book value	Market value	Unrealized (loss)

Bonds	2,701.1	3,265.7	(564.6)
Series A Notes (i)	434,2	466.1	(31.9)
Series B Notes (ii)	111.7	117.8	(6.1)
	3,247.0	3,849.6	(602.6)

(i)   Series A notes executed by Labatt Canada in US dollars.

(ii)   Series B notes executed by Labatt Canada in Canadian dollars.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, on quotations from banks that render services to AmBev and Labatt Canada and at the secondary market value of securities on the base date as of December 31. The Bonds, approximately 125.25% of face value for Bond 2011 and 117.2% for Bond 2013 and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

(c)        Concentration of credit risk

We sell to distributors, supermarket and retailers, within a broad distribution network. Credit risk is reduced as a result of the large number of customers and control procedures that monitor the creditworthiness of distributors and customers. Historically, we have not experienced significant losses on receivables from customers. In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified.  Labatt Canada enteres compensation agreements with its counterparties, allowing them to terminate financial assets and liabilities contracts in the event of default.

   (d)       Financial income (expense)

	2004	2003	2002
Financial income
Realized and unrealized gain from derivative instruments	128.9	319.8	1,202.4
Foreign exchange gains (losses) on investments	(49.7)	(97.2)	1,007.2
Financial income on cash equivalents	175.2	233.7	120.5
Interest on taxes, restricted deposits for legal proceedings	11.6	77.4	34.2
Other	73.2	68.1	166.0
	339.2	601.8	2,530.3

Financial expenses
Realized and unrealized losses from derivative instruments	(541.3)	(298.2)	(883.6)
Foreign exchange rate (losses) gains on loans	258.3	524.3	(1,738.8)
Interest and charges on loans	(592.6)	(474.5)	(441.8)
Tax on financial transactions	(121.3)	(90.9)	(95.0)
Interest on contingencies and other	(53.9)	(95.4)	(95.7)
Other	(64.8)	(74.0)	(22.4)
	(1,115.6)	(508.7)	(3,277.3)
Total	(776.4)	93.1	(747.0)

18       INCOME TAXES

        (a)       Tax rates

Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (a federal tax on income) which, combined, provide a composite statutory rate of 34%. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

(b)       Income tax reconciliation

	2004	2003	2002

Income before income taxes, profit sharing
and contributions and minority interest	1,829.4	1,864.2	1,307.4
Deduct: profit sharing and contributions	(152.4)	(23.6)	(125.1)
Income before taxes on income	1,677.0	1,840.6	1,182.3

Tax expense at statutory rates - 34%	(570.1)	(625.8)	(402.0)

Adjustments to derive effective benefit (expense)
Benefit from deductibility of interest attributed
to shareholders' equity	270.0	152.7	-
Tax losses carryforwards from previous years (i)	-	147.9	-
Non-taxable gains from tax incentives
in subsidiaries (Note 2(x))	65.7	59.8	51.7
Realization of goodwill upon merger of subsidiary	(12.4)	37.1	-
Non-deductible losses on exclusive funds	(39.5)	-	-
Foreign earnings not subject to tax	(204.1)	(183.0)	621.5
Non-deductible goodwill amortization	(59.5)	(21.2)	(24.5)
Restructuring gains	-	-	(1.5)
Exchange rate variation on foreign subsidiaries	85.0	(6.8)	-
Other non taxable income, net	(46.9)	13.2	35.4
Tax benefit (expense) per statement of operations	(511.8)	(426.1)	280.6

(i)   We acquired Pepsi in October 1997 including net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we had used such tax losses within a five-year period from the date of purchase, we would have been required to reimburse 80% of these amounts to the seller. Although this clause expired on October 21, 2002, we had not recorded the remaining 80% of the Pepsi tax asset, totaling R$ 148.0 as management was not fully confident, that the asset met the probable recoverability test under CVM Instruction No. 273/98 and 271/02.

Composition of benefit (expense) of Income Tax and CSLL:

	2004	2003	2002

Current	(740.6)	(624.4)	(123.4)
Deferred	228.8	198.3	404.0
Total	(511.8)	(426.1)	280.6

The major components of the deferred tax asset and liability accounts are as follows:

	2004	2003

Deferred income tax assets
Tax loss carryforwards, net	1,091.0	1,163.5
Temporary differences
Non-deductible provisions	491.3	410.0
Other	634.3	258.3
	2,216.6	1,831.8

Deferred income tax liabilities
Accelerated depreciation	100.5	17.9
Other	38.0	8.3
	138.5	26.2

(d)       Net operating loss carryforwards

Deferred tax assets are limited to the amount for which offset is supported by profit projections for the next ten years, discounted to present value, according to CVM Instructions No. 273/98 and 271/02.

Net deferred income tax assets comprise Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available for offset of up to 30% of annual income before tax in any year. Tax losses are not inflation-indexed.

Based on projections of future taxable income, the estimated recovery of income tax and social contribution loss carryforwards is as follows:

2006	54
2007	309
2008	150
2009	228
2010	296
2011	54
1,091

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2004 will be realized until the fiscal year 2010. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual values.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.’

Tax loss carryforwards available for offset arising from operations in Argentina, Venezuela, Uruguay and Paraguay totaling R$ 184.0, expire through 2007. Recovery of these tax losses is not considered to be more likely than not based on current estimates at December 31, 2004 and, accordingly, we have not recorded these assets.

19.       COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as malt, plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2005 and 2006, already contracted on December 31, 2004 at the amount of approximately R$ 1,320.0 and R$ 390.0, respectively.

20.       OTHER OPERATING INCOME (EXPENSES), NET

	2004	2003	2002

Operating income
Gain on tax incentive programs in subsidiaries	193.3	175.9	151.9
Foreign exchange and inflation accounting gains on subsidiaries abroad (i)	255.3		128.8
Recovery of taxes and contributions	14.2	24.6	26.7
Negative goodwill realized upon sale			14.8
Gain on the settlement of tax incentives	21.9	16.6
Other	22.9	23.5	45.4
	507.6	240.6	367.6

	2004	2003	2002

Operating expenses
Amortization of goodwill (ii)	(803.6)	(252.4)	(105.3)
Foreign exchange and inflation accounting losses on subsidiaries abroad	(2.9)	(142.4)
Taxes on other income	(67.5)	(31.2)
Other	(54.5)	(54.7)	(62.9)
	(928.5)	(480.7)	(168.2)
Operating income (expenses), net	(420.9)	(240.1)	(199.4)

(i) Effect of the exchange variation over the investment in Labatt ApS.
(ii)  The goodwill of Labatt Canada resulted in an amortization expense of R$ 409.7 in the period between August 27, 2004 and
        December 31, 2004.

21.      NON-OPERATING INCOME (EXPENSES), NET

	2004	2003	2002

Non-operating income
Reversal of provision for loss on property, plant and equipment	13.2
Gain on holdings of investiments			31.8
Gain on disposal of property, plant and equipment	53.5	38.5
Other	9.1	5.6	4.0
	75.8	44.1	35.8

Non-operating expenses
Asset impairments, miscellaneous investment write-offs and other	(10.4)	(58.7)	(69.9)
Provision for restructuring	(198.7)
Loss of interest ownership in subsidiaries	(80.8)	(33.3)
Loss on disposal of property, plant and equipment	(97.8)	(25.8)	(12.4)
Other	(22.0)	(27.0)	(25.7)
	(409.7)	(144.8)	(108.0)
Non-operating income (expenses), net	(333.9)	(100.7)	72.2

22.       INSURANCE

At December 31, 2004, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

23.       SUBSEQUENT EVENTS

On January 7, 2005, the Company’s Board of Directors deliberated on the payment of interest on shareholders’ equity, in the amount of R$ 9.6800 per lot of thousand common shares and R$ 10.6480 per lot of thousand preferred shares. The Board of Directors also deliberated on the payment of supplementary dividends to be included in the mandatory minimum dividends for 2004, in the amount of R$ 7.3600 per lot of thousand common shares and R$ 8.0960 per lot of thousand preferred shares.

On February 14, 2005, the CVM authorized the registration of the Mandatory Tender Offer for Common Shares (MTO) issued by the Company under the terms of the Article 29 of the CVM Instruction 361/02. The MTO, which shall be carried out on March 29, 2005, and shall have the following characteristics:

(a)       Issuer: InBev AS/NV;

(b)        Purpose of the offering:

(i)   up to 100% of the outstanding common shares on the date of the auction, which totaled, on December 31,2004,  3,577,208,360 shares, or 15.2% of the voting capital and 6.3% of the Company’s total capital;

(ii)   up to 67,730,600 common shares of the Company owned by CBB, which accounted for, on December 31, 2004, 0.3% of the voting capital and 0.1% of the Company’s total capital;

(iii)  up to 6,006,448 common shares owned by AmBev’s management members, which accounted for, on December 31, 2004,  0.02% of the voting capital and 0.1% of the Company’s total capital;

(c)       Offering price: the payment of the acquisition price of common shares shall be made, at the option of each shareholder holding  common shares, purpose of this Offering, in one of the following ways:

(i)    Payment in InBev’s common shares (“Option to Pay in Shares”), in the proportion of 13.827166 InBev’s common shares per each lot of 1,000 AmBev’s common shares;

(ii)   Payment in cash, in Brazilian Reais (“Option to Pay in Cash”), corresponding to 353.28 Euros, convertible into US dollars and then into Brazilian Reais, under the terms defined in the Public Tender Offer Notice. The conversion of Euros into US dollars and of these into Brazilian Reais shall be made as a result of the low liquidity in the exchange market of Euros into Reais;

(d)           Conditions of payment: to the holders of common shares issued by AmBev who choose for the payment in shares, the financial  settlement shall occur as soon as possible and no later than 30 days after the final date of qualification, determined in the Public Tender Offer Notice within 60 days after the Auction date. Those who choose for the cash transaction, the payment for traded shares will be made within five business days after the Auction date, under the terms of the Public Tender Offer Notice.

(e)        Price reference: AmBev’s valuation report, prepared by an independent Financial Institution, on the reference date as of June 30,
     2004, under the terms of the CVM Instruction 361/02, containing the price calculation of AmBev’s shares, taking into account the following methodologies:

(i)        Book value: the book value on June 30, 2004 was R$ 104.90 per lot of thousand common shares;

(ii)       Weighted average quotation price: the weighted average quotation price of AmBev’s common shares on BOVESPA between September 1, 2003 and August 30, 2004 corresponds to R$ 952.80 per lot of thousand common shares; and

(iii)      Economic value (unaudited): AmBev’s economic value, calculated according to the discounted cash flow methodology, resulted in the value interval of R$ 819.00 and R$ 901.00 per lot of thousand common shares on June 30, 2004.

24.        SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

(a)       Description of the GAAP differences

The Company's accounting policies comply with and its consolidated financial statements have been repared in accordance with, accounting principles set forth in Brazilian GAAP. The Company has elected to use its Brazilian GAAP financial statements as its primary financial statements.

A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(i)    Supplementary inflation restatement in 1996 and 1997 for US GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (together denominated Permanent assets) and shareholders' equity, and reported the net charge or credit in the statement of operations. However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only as from January 1, 1998. Therefore the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders' equity.

Shareholders' equity under US GAAP was increased by R$ 110.4, R$ 120.1 and R$ 130.9, respectively, at December 31, 2004, 2003 and 2002 due to the additional inflation restatement adjustments, net of depreciation.

(ii)    Reversal of inflation restatement adjustment on foreign subsidiaries

Under Brazilian GAAP, the financial statements of our subsidiaries operating in Argentina and Venezuela include inflation accounting adjustments for certain periods. For purposes of US GAAP, neither of these countries was considered to be highly inflationary for the years presented and, accordingly, amounts are reported based on nominal local currency balances translated to reais at the period end exchanges rates for balance sheet accounts and average rates for the year for statements of operations and of cash flows.

Shareholders' equity under US GAAP was reduced by R$ 13.0, R$ 116.0 and R$ 105.3 at December 2004, 2003 and 2002, due to the reversal of the inflation restatement adjustments

 (iii)  Property, plant and equipment

•	Capitalized interest

Under Brazilian GAAP, prior to January 1, 1997 there was no accounting standard requiring capitalization of interest as part of the cost of the related assets. Under US GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets.

For purposes of the reconciliation, an increase in shareholders’ equity due to capitalized interest, net of amortization effects was recorded, amounting to R$ 10.9 in 2004, R$ 7.6 in 2003 and R$ 8.1 in 2002.

•	Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

Under US GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

During 2004, as a result of the decision from the Brazilian antitrust authorities that AmBev must sell its Marathon brand, we recorded an impairment provision totalling R$26.1. No impairment charge was recorded in our Brazilian GAAP records.

(iv)  Deferred charges

Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors (recorded as Other intangible assets) and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

For US GAAP reconciliation purposes, amounts deferred related to pre-operating expenses incurred in the construction or expansion of a new facility, do not meet the conditions established for deferral and accordingly have been charged to income.

For purposes of the reconciliation, deferred charges expensed under US GAAP, net of amortization effects, amounted to R$ 143.9 in 2004, R$ 138.2 in 2003 and R$ 174.6 in 2002.

(v)  Business combinations

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment.

Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill. Upon the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which is no longer recorded for US GAAP purposes.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2004 was R$ 18,345.5 (R$ 1,864.2 in 2003), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2004 was R$ 175.1 (R$ 176.9 in 2003).

For US GAAP purposes, the net balance of goodwill at December 31, 2004 is R$ 13,418.9 (R$ 253.5 in 2003), excluding goodwill arising from the acquisition of Quinsa, which is accounted for under the equity method.

The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

	2004	2003	2002
Differences in net income
The Labatt transaction
Amortization of goodwill	515.2
Depreciation of purchase accounting adjustments allocated to tangible and intangible assets acquired	(23.5)
Effect of reorganizations and plant closures	(48.7)
Income tax effect	26.1
Employee future benefits	0.5
Derivative instruments	(4.6)
	465.0
The Quinsa transaction
Amortization of goodwill	103.0	84.8
Depreciation of purchase accounting adjustments allocated to tangible and intangible assets acquired	(58.6)	(35.8)
Cumulative translation adjustment	76.6	157.1
Fair value adjustment of put option	(130.3)	(135.2)
	(9.3)	70.9
The Antarctica transaction
Amortization of goodwill	84.7	84.7	84.7
Depreciation of purchase price adjustments	(11.9)	(12.2)	43.2
Amortization/write-off of US GAAP intangibles	19.2	(64.5)	(12.2)
	92.0	8.0	115.7

Other acquisitions (principally reversal of amortization)	21.8	24.6	9.8
Business combinations adjustments (Note 24 a(v))	569.5	103.5	125.5

Differences in shareholders' equity
The Labatt transaction
Goodwill	(3,678.8)
Fair value of tangible and intangible assets	5,895.9
Effect of reorganizations and plant closures	81.2
Income tax effect	(1,691.5)
Employee future benefits	(675.2)
Derivative instruments	(22.1)
	(90.5)
The Quinsa transaction
Cumulative translation adjustment	12.2	(6.8)
Goodwill	78.5	84.8
Fair value of tangible and intangible assets	(101.2)	(35.8)
Fair value of put options	(265.5)	(135.2)
	(276.0)	(93.0)

The Antarctica transaction
Goodwill	(355.4)	(440.3)	(525.0)
Fair value of tangible and intangible assets	115.5	108.4	185.0
	(239.9)	(331.9)	(340.0)

Roll-up of Brahma minority shareholders	149.9	149.9	149.9
Other acquisitions	41.7	19.9	(4.7)
Business combinations adjustments (Note 22 (a)(v))	(414.8)	(255.1)	(194.8)

•	The Labatt transaction

Under Brazilian GAAP, the incorporation of Labatt was accounted for as a pooling of interest. AmBev incorporated a holding company, Labatt ApS at fair value. The only significant asset of Labatt ApS was its investment in Labatt Canada.

For Brazilian GAAP purposes, AmBev issued shares in an amount equivalent to the fair value of Labatt ApS.

Under U.S. GAAP, we acccounted for the transaction using the purchase method of accounting with AmBev as the accounting acquirer. We accounted for this transaction as if AmBev had acquired Labatt Canada directly in order to determine the amount of goodwill to be recorded by AmBev.

The purchase consideration of R$ 14,243.8 was determined based on the fair value of the shares issued by AmBev at March 3, 2005 which was considered to be the measurement date for this transaction.

Goodwill arising from the acquisition of Labatt under US GAAP totaled  R$ 12,950.5 and will be tested for impairment on an annual basis or whenever events or circumstances indicates it to be necessary.

The following fair value adjustments were made to the US GAAP book value of Labatt’s net assets:

August 27, 2004

Book value of our interest in Labatt	477.7
Allocation of fair value
Property, plant and equipment	372.7
Contractual agreements	3,367.0
Trademarks	1,887.1
Contingencies to be reimbursed by InBev	275.4
Pension and other post-retirement benefits	(382.7)
Reversal of goodwill from previous acquisitions	(2,920.9)
Deferred tax effect on fair value adjustments	(1,783.0)
Fair value of Investment in Labatt	1,293.3

Total purchase consideration	14,243.8
Fair value of subsidiary acquired	1,293.3

Goodwill	12,950.5

Registered trademardks are not subject to amortization and contractual agrements have a useful life of 100 years.

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2004 and 2003, in accordance with accounting principles generally accepted in the United States, as if the Labatt acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	2004	2003
	(unaudited)	(unaudited)

Net sales	12,380.5	12,330.2
Operating income	3,605.4	3,021.9
Net income	1,761.8	2,308.0
Net earnings per thousand AmBev shares (R$)
Basic
Common	35.37	53.91
Preferred	38.90	59.30
Diluted
Common	35.17	53.50
Preferred	38.69	58.85

•	The Quinsa transaction

Under Brazilian GAAP, the acquisition of Quinsa generated goodwill of R$ 1,029.9, arising from the difference between total consideration paid and assets contributed (shares of Linthal S.A.), and the book value of net assets acquired, which was attributed to expected future profitability, to be amortized over ten years.

Under US GAAP, we compared the total purchase consideration of R$ 1,950.2, comprised of: (i) cash paid totaling R$ 1,672.7; (ii) the fair value of our assets contributed to Quinsa of R$ 191.5 and (iii) the fair value of the put option granted to BAC of R$ 69.0 and (iv) other costs associated to the acquisition totalling R$17.0 with the fair value of our interest of the net assets acquired of R$ 830.9 and the fair value of the call option received from BAC of R$ 68.1, resulting in goodwill of R$ 1,051.2.  We reviewed our purchase accounting of Quinsa during 2004, and, as a result, our goodwill was reduced by R$ 92.2. The measurement date of January 31, 2003 was used for purposes of determining the fair value of assets contributed.

The following fair value adjustments were made to the US GAAP book value of Quinsa’s net assets:

January 31, 2003

Book value of our interest in Quinsa	585.1
Property, plant and equipment	536.2
Intangible assets not previously recognized	153.6
Reversal of goodwill from previous acquisitions	(317.4)
Deferred tax effect on fair value adjustments	(126.6)
Fair value of Investment in Quinsa	830.9

The put option granted is recognized at fair value in our balance sheet as a non-current liability with changes in fair value, totaling R$ 130.3 in 2004 (R$ 135.2 in 2003), recognized in earnings as Financial expenses under US GAAP. The call option is recorded at cost and was tested for impairment at December 31, 2004. No impairment charge was recognized.

Consistent with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock", the carrying value of our investments in Quinsa was tested for impairment by comparing it to the December 31, 2004 market value of Quinsa’s ADRs. No impairment charge was recognized.

•	The Antarctica transaction

Under Brazilian GAAP, the transaction was treated as a merger (similar to a pooling-of-interest under US GAAP) whereby the controlling shareholders of Brahma and Antarctica each contributed their shares at the Brazilian GAAP book values of their corresponding net assets.

Under Brazilian GAAP, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination. These adjustments totaled R$ 815.6 and resulted in an adjusted book value of the net assets of Antarctica at the date of the combination of R$ 586.9. Subsequent hindsight adjustments in 2000 increased the goodwill to R$ 847.3. This goodwill was attributed to property, plant and equipment (R$ 144.6) and future profitability (R$ 671.0) and will be amortized over the useful lives of the property, plant and equipment, and in the case of future profitability, over 10 years.

Under US GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, Business Combinations, in which Brahma was the accounting acquirer.

The excess purchase consideration over the historical US GAAP book value of the net assets acquired and liabilities assumed was as follows:

July 1, 1999

Purchase consideration (represented by the market value of
Brahma shares equivalent to the AmBev's shares issued)	501.9
Less: Antarctica's shareholders' equity under US GAAP	(91.2)
Excess purchase consideration	410.7

The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets (US$ 130.1 million) and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of ten years, the fair value allocated to trademarks is being depreciated over 40 years, the distributors network over 30 years and the software over five years.

•	Roll-up of Brahma minorities

At Brahma's Extraordinary Shareholders' meeting on September 14, 2000, Brahma's common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev.

The adjustment of R$ 149.9 to shareholders' equity for all periods presented relates to the reversal of the negative goodwill under the Brazilian GAAP.

•	Other acquisitions

Under Brazilian GAAP we acquired Embodom during 2004 with a goodwill of R$ 214.5, based on future profitability, to be amortized over ten years.

Under US GAAP, no adjustment was made. We will test our goodwill for impairment periodically. No impairment charge was recognized during 2004.

Under Brazilian GAAP we acquired Cervesursa during 2003 with a negative goodwill of R$ 18.5, based on expectations of future losses, to be amortized over ten years.

Under US GAAP, we recorded a write-off of Cervesursa’s property and equipment in the amount of R$ 18.5, net of taxes.

A number of acquisitions in prior years were treated differently under Brazilian GAAP compared to US GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting.

For purposes of the US GAAP reconciliation, additional credits of R$ 21.8 were recognized in net income under US GAAP in the year ended December 31, 2004 (R$ 24.5 in 2003 and R$9.8 in 2002).

(vi)  FAHZ net assets

The FAHZ is a legally distinct entity for statutory purposes in Brazil, formed in 1936, which provides medical and other services to the employees and retirees of AmBev in Brazil. Under Brazilian GAAP, AmBev does not include the assets of the FAHZ in its financial statements.

For US GAAP purposes, the net assets of the FAHZ, excluding the actuarial liability, detailed below (see item vii), and its operating expenses, are included in the determination of shareholders' equity and net income under US GAAP of AmBev because such asses are not considered to be under US GAAP of AmBev because such assets are not considered to be plan assets as defined by SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other than Pensions since they are not segregated and restricted between active and retired employees. The cash and cash equivalents of the FAHZ are presented as Restricted cash in the condensed consolidated US GAAP balance sheet. A substantial part of the assets are represented by shares in AmBev and have been reflected as treasury shares, thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

The net assets and results of operations, after elimination adjustments of the FAHZ as at and for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003	2002

Current assets
Restricted cash	2714	279.5	117.8
Others	13.1	11.5	14.2
Property and equipment	87.1	76.9	74.3
Other assets	2.2	3.8	82.2
Current liabilities	(8.2)	(4.3)	(8.0)
Non-current liabilities	(32.1)	(24.5)	(13.6)
Net assets	333.5	342.9	266.9

Operating expenses	(92.5)	(79.4)	(63.8)
Operating (loss)	(84.0)	(72.8)	(56.2)
Net loss	(34.0)	(16.7)	(4.9)

(vii)  Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 became effective for financial statements ended December 31, 2001. As permitted by the Standard, the transitional gain or loss (being the difference between the plan net assets and the projected benefit obligation (PBO) at that date was fully recognized as a direct credit to retained earnings.

Under US GAAP, SFAS No. 87, Employer's Accounting for Pensions, and SFAS No. 106 are effective for fiscal years beginning after 1988 and 1992, respectively. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation.

Under Brazilian GAAP, the Company does not record the liability related to medical, dental, educational and social assistance provided by the FAHZ, as they are considered legally separate entities and under current welfare foundation regulation, the surplus of assets over liabilities of FAHZ at December 31, 2003 cannot be returned to the Company. Under US GAAP those liabilities are recorded as post-retirement benefits. The FAHZ provides such benefits to current and retired employees of AmBev and their beneficiaries and covered dependents  (approximately 45,000 beneficiaries and dependents at December 31, 2004 and 40,000 in 2003).

Plan assets include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Based on the actuarial review of the defined benefits plan which had been closed to new participants, the net assets at December 31, 2004 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2004 a valuation allowance of R$195.2 against the plan assets (R$167.1 in 2003). This allowance impacts the determination of the pension charge/benefit.

Under US GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowance against a pension asset is not appropriate. Accordingly, the valuation allowance was reversed and inlcuded in the actuarial gain or loss calculation for purposes of the reconciliation to US GAAP.

Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheet and statement of operations as at and for the years ended December 31, 2004 and 2003 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer's Disclosures about Pensions and other Post-retirement Benefits, are as follows:

	Pension benefits		Benefits other than pension
	2004	2003	2004	2003
Change in benefit obligation
Projected benefit obligation at
Beginning of year	360.7	325.6	338.4	240.3
Acquisition of Labatt	2,238.9		244.3
Plan participant's contribution	2.4	0.8
Service cost	16.2	2.1	2.0
Interest cost	91.4	45.0	47.1	33.5
Actuarial loss	166.8	23.3	57.0	86.8
Translation loss	(52.6)		(5.6)
Gross benefits paid	(72.8)	(36.1)	(31.1)	(22.2)
Special termination benefits	43.2
Curtailments	2.9
Amendments	3.5	-	-	-
Projected benefit obligation at end of year	2,800.6	360.7	652.1	338.4

Accumulated benefit obligation	2,532.6	343.7

Change in plan assets
Fair value of plan assets
at beginning of year	501.6	458.7
Acquisition of Labatt	1,662.2	-
Actual return on plan assets	279.1	77.3
Employer contributions	62.8	1.0
Employee contributions	2.3	0.9
Translation loss	(38.4)	-
Gross benefits paid	(72.8)	(36.3)
Fair value of plan assets at end of year	2,396.8	501.6

Funded status at end of year	(403.8)	140.9	(652.3)	(338.4)
Unrecognized net
actuarial (gain) loss	(75.9)	(82.7)	225.3	173.8
Unrecognized prior service cost	28.4	29.9	3.2
Unrecognized net transition
obligation	-	0.2	16.7	14.6
Net amount recognized at end of year	(451.3)	88.3	(407.1)	(150.0)

Long-term	(451.3)	88.3	(407.1)	(150.0)

The charge in the statement of operations is comprised as follows:

	Pension benefits			Benefits other than pension
	2004	2003	2002	2004	2003	2002

Components of net periodic benefit cost
Service cost	16.2	3.1	3.3	2.0
Interest cost	91.4	45.0	21.3	47.3	33.5	15.5
Expected return on assets	(118.8)	(80.1)	(33.3)
Amortization of
Transition obligation (asset)	0.3	0.6	0.6	1.6	1.5	1.5
Prior service cost	4.9	4.9	4.9	0.2
Actuarial (gain) loss	(2.5)	(5.6)	(8.8)	7.4	4.1	1.7
Employee contributions	(0.9)	(0.9)	(0.9)
Total net periodic benefit cost (benefit)	(9.4)	(33.0)	(12.9)	58.5	39.1	18.7

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

AmBev’s Plans/Labatt’s Plans	One-percentage-point increase			One-percentage-point decrease
	2004	2003	2002	2004	2003	2002
Sensitivity of retiree welfare results
On total service and interest cost components	5.2/1.3	4.5	3.2	(4.4)/(1.0)	(3.8)	(2.8)
On post-retirement benefit obligation	40.0/12.8	35.1	22.3	(34.1)/(11.3)	(29.7)	(19.2)

Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 95.8, R$ 77.1 and R$ 79.8 in 2004, 2003 and 2002, respectively.  These amounts do not include the impact of Labatt's plans which are recorded as part of the purchase accounting adjustment.

Under US GAAP we recognized an additional pension plan asset of R$ 91.8, R$ 66.3 and R$ 32.8 in 2004, 2003 and 2002, respectively. These amounts do not include the impact of Labatt's plans which are recoreded as part of the purchase accounting adjustment.

AmBev’s pension plan weighted-average assets allocation at December 31, 2004 and 2003, by asset category, are as follows:

	Labatt		AmBev

	Quebec Plan	National and salaried Plans	2004	2003

Debt securities			62.0%	77.7%
Real estate	41%	36%	5.0%
Equity securities	59%	64%	33.0%	22.3%
Total	100%	100%	100.0%	100.0%

The Company’s investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to conduct a strategic review of its assets allocation strategy every year.

Included within the fair value of the IAPP plan assets as of December 31, 2004 are 9,595 thousand of our preferred shares and 88,665 thousand of our common shares with a total fair value at December 31, 2004 of R$ 128.4  (R$ 63.4 in 2003).

Assumptions applied were as follows:

(i)  Weighted-average assumptions to determine benefit obligations at December 31:

		AMBEV
	Labatt 2004	Pension benefits			Benefits other than pension
	Pension	Benefits other than pension	2004	2003	2004	2003

Discount rate	5.75%	5.75%	10.9%	10.9%	10.9%	10.9%
Projected annual inflation rate	2.00%	2.00%	4.1%	4.1%	4.1%	4.1%
Rate of compensation increase	3.00%		7.3%	7.3%	7.3%	7.3%
Health care cost trend on covered charges		10.0%			7.3%	7.3%

(ii) Weighted-average assumptions to determine net periodic benefit cost for years ended December 31:

		AMBEV
	Labatt 2004	Pension benefits			Benefits other than pension
	Pension	Benefits other than pension	2004	2003	2004	2003

Discount rate	6.25%	6.25%	10.9%	10.6%	10.9%	10.6%
Projected annual inflation rate	2.0%	2.0%	4.1%	4.3%	4.1%	4.3%
Expected return on plan assets	8.0%		15.0%	18.0%
Rate of compensation increase	3.0%		7.3%	7.5%	7.3%	7.5%
Health care cost trend on covered charges		10.0%			7.3%	7.5%

Expected cash flows:

Information about the expected benefit payments for the Company’s defined benefit plan an other post-retirement benefits is as follows:

		AMBEV'S PLANS
	Labatt's plans	Pension Benefits	Benefits other than pension	Total

2005	119.3	32.1	30.2	73.7
2006	126.0	32.2	31.8	75.9
2007	133.5	31.9	33.3	77.9
2008	141.0	31.6	34.9	79.8
2009	149.2	31.4	36.4	208.5
2010-2014	837.4	150.3	203.1	432.8
	1,506.4	309.5	369.7	954.2

(viii) Earnings per share

Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date, no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under US GAAP, because the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, Earnings per Share which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

The inclusion of the net assets of the FAHZ has had the effect of reducing the number of outstanding shares.

For purposes of computing diluted earnings per share, stock granted in the stock ownership plan and stock warrants are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

Earnings per share for all periods have been calculated giving retroactive effect for the share dividend distribution of 1 common shares for each 5 common or preferred shares held which was paid on May 31, 2005.

Under US GAAP	AmBev
	2004			2003			2002
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Actual dividends declared	307.9	250.5	558.3	535.2	413.6	948.8	110.5	85.8	196.3
Basic allocated undistributed earnings	459.7	374.0	833.7	417.7	322.9	740.6	814.5	631.4	1,445.9
Allocated net income available for common and preferred shareholders	767.6	624.4	1,392.0	952.9	736.5	1,689.4	925.0	717.2	1,642.2

Basic denominator (in thousand of shares)
Weighted average shares - AmBev	25,375,493	26,139,315	51,514,808	22,371,249	22,421,904	44,793,153	22,640,577	22,577,466	45,218,043
Weighted average shares held by FAHZ/	(405,072)	(3,794,205)	(4,199,277)	(419,053)	(3,757,548)	(4,176,601)	(467,319)	(3,668,559)	(4,135,878)
Weighted average outstanding shares, net	24,970,421	22,345,110	47,315,531	21,952,196	18,664,356	40,616,552	22,173,258	18,908,907	41,082,165

Basic earnings per thousand
shares - US GAAP (*) (whole reais) - R$	30.74	27.94		43.41	39.46		41.72	37.93

Diluted numerator
Actual dividends declared	308.8	249.5	558.3	537.2	411.6	948.8	111.0	85.3	196.3
Diluted allocated undistributed earnings	461.1	372.6	833.7	419.3	321.3	740.6	817.8	628.2	1,445.9
Allocated net income available for common and preferred shareholders	769.9	622.1	1,392.0	956.5	732.9	1,689.4	928.7	713.4	1,642.2

Diluted denominator
Stock ownership plan	216,156		216,156	250,579		250,579	268,485		268,485
Diluted weighted average shares (in thousands)	25,186,577	22,388,341	47,574,918	22,202,775	18,714,472	40.917,247	22,441,743	18,962,604	41,404,347

Diluted earnings per thousand
shares - US GAAP (*) (whole reais) - R$	30.57	27.79		43.08	39.16		41.38	37.62

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

(ix)   Foreign exchange gain (loss) from translation  of foreign subsidiaries

Under Brazilian GAAP, gains or losses arising from the translation of our foreign subsidiaries for purposes of consolidation are recorded in earnings.

Under US GAAP, we record these gains or losses directly to our shareholders’ equity as cumulative translation adjustments, a component of other comprehensive income.

(x)    Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. In addition, deferred income taxes are presented gross rather than being netted.

Under US GAAP, deferred taxes are accrued on all temporary tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted rather than presented gross.

As discussed in Note 18(b), as part of the 1997 Pepsi transaction we acquired the conditional right to certain tax related assets. As we had not utilized the assets within the period which expired on October 21, 2002, any future benefit from these assets accrues entirely to AmBev.

We recorded these tax credits during 2003 for purposes of Brazilian GAAP, under the more stringent probability tests and CVM regulations. Under US GAAP, we recorded this tax benefit in 2002 as recovery was then considered to be more likely than not.

(xi)   Provision for dividends and interest attributable to own capital

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for it in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity.

Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

At December 31, 2004 the provision of R$ 992.9  (R$ 280.2 in 2003 and R$ 341.4 in 2002) for proposed dividends was reversed under US GAAP.

         (xii)         Stock ownership plan

Under Brazilian GAAP, the rights to acquire AmBev's shares granted to employees, officers and directors under the stock ownership plan does not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under US GAAP, in accordance with APB 25, Accounting for Stock Issued to Employees, the rights to acquire AmBev's shares granted under the stock ownership plan is deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors. Unearned compensation expense is calculated at the end of each year using the expected number of awards outstanding. These awards are multiplied by the year-end market price less the employees' expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period.

In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black - Scholes), which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

For purposes of the reconciliation, additional charges were recognized under US GAAP in the amounts of R$ 14.3, R$ 32.0 and R$ 17.7 in 2004, 2003 and 2002, respectively.

(xiii)	Advances to employees for purchase of shares

Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and the interest accrued credited to income.

Under US GAAP, as the advances are collaterized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders' equity.

For purposes of the reconciliation, shareholders' equity is reduced under US GAAP by R$ 175.2, R$ 234.7 and R$ 324.8 in 2004, 2003 and 2002, respectively.

(xiv)	Accounting for derivative instruments

Under Brazilian GAAP, derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Additionally, unrealized gains or losses arising from transactions, which are designated as hedge instruments, entered to mitigate risks on purchase of raw materials, are deferred and recognized in the statement of operations when realized.

Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

For purposes of the reconciliation, we have recorded unrealized losses totaling R$  199.0 in our earnings under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2004 Unrealized losses of R$ 153.8 in 2003)

(xv)	Short-term investments

Under Brazilian GAAP, our short-term investments are recorded at the balance sheet dates at the lower of cost plus interest and market value.

For US GAAP purposes, our short-term investments in debt securities are classified under guidance of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" as either trading securities or available for sale securities.

Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in earnings. During 2004, we reversed the R$ 6.5 gain recorded during 2003 for US GAAP as these securities were sold.

Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders’ equity as Other comprehensive income (loss). At December 31, 2004, the amount of R$ 17.7 was recorded in Other comprehensive income as Unrealized gain from available for sale debt securities (47.7 in 2003).

Additionally our securities provided as guarantees in connection with the issuance of bonds in the amount of R$ nil (R$ 28.9 in 2003) are presented as restricted cash in the condensed consolidated US GAAP balance sheet.

(xvi)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP.

We have recast our statement of operations under the Brazilian GAAP to present a condensed statement of operations in accordance with US GAAP (Note 24(d)(ii)).

We have also incorporated the net income (loss) differences between Brazilian GAAP and US GAAP (Note 24 (b)(i)), in the statement of operations in accordance with US GAAP.

The reclassifications are summarized as follows:

•
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with US GAAP.

•
Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

•
Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	Under Brazilian GAAP, certain credits arising from sales tax are recorded in operating income. Under US GAAP these are adjusted against net sales, as a Sales tax deduction.

•
Under Brazilian GAAP, charges arising from provision for contingencies are presented in a single line item in operating expense. Under US GAAP, provisions for contingencies are recorded in the statement of operations based on the type of contingency.

•
Under Brazilian GAAP, jointly controlled entities must be consolidated using the proportional consolidation method. Proportional consolidation requires that the share of the assets, liabilities, income and expenses are combined on a line-by line basis with similar items in the Company's financial statements. Under US GAAP, jointly controlled entities are recorded under the equity method. The prorated accounts of our jointly controlled affiliates have not been combined in the condensed consolidated US GAAP balance sheet and statements of operations.

•
Under Brazilian GAAP, shipping and handling costs, representing R$ 409.2 R$ 324.1, and R$ 264.2, respectively, for the years ended December 31, 2004, 2003, and 2002, are expensed as incurred and classified as selling expenses in the income statement. Under US GAAP, pursuant to the requirements of the Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

•
In order to obtain more prominent and accessible shelf space for its products, AmBev pays distributors and retailers to place our products in premium positions. The Company also pays bonuses and gives discounts to increase sales, normally processed in the form of cash payments. Under Brazilian GAAP, these costs are classified as selling and marketing expenses. Under US GAAP, pursuant to the EITF 01-09 these costs are reclassified reducing net revenues.

•
Under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate prices and foreign exchange risks on purchase of raw material, designated as hedge instruments are deferred and recognized in the statement of operations as Cost of sales upon realization. For US GAAP, as these instruments do not meet the qualifying criteria for hedge accounting under SFAS No. 133, these gains or losses, due to changes in fair value of swaps, are recorded as Financial income or Financial expense. The total amount reclassified were R$ 14.0, R$ 82.3 and R$ 345.6, for the years ended December 31, 2004, 2003 and 2002, respectively.

(xvii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have eliminated the effects of the proportional consolidation of our investment in Quinsa and certain other affiliates and reflected our investment in these affiliates on a single line item (Investment in affiliates) in the recast balance sheet under US GAAP.

We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 24 (d)(i)). The reclassifications are summarized as follows:

•	Under US GAAP certain deferred charges were reclassified to property, plant and equipment, accordingly to their nature.

•	Under US GAAP certain property, plant and equipment were reclassified to intangible assets, according to their nature.

•
Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

(b)  Reconciliation of the differences between Brazilian GAAP and US GAAP

(i)	Net income

	Ref. Note 22(a)		2004	2003	2002

Net income under Brazilian GAAP			1,161.5	1,411.6	1,510.3

Depreciation of additional indexation of property
and equipment from 1995 to 1997	(i	)	(9.6)	(10.8)	(18.1)
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii	)	(6.2)	(10.7)	(105.3)
Capitalized interest, net of amortization	(iii	)	3.3	(0.5)	(2.4)
Deferred charges, net of amortization	(iv	)	(5.7)	36.4	18.3
Business combination adjustments	(v	)	569.5	103.5	125.5
FAHZ net assets	(vi	)	(34.0)	(16.7)	(4.9)
Pension plan	(vii	)	25.5	33.5	13.9
Other post-retirement benefits	(vii	)	(18.7)	2.6	(1.7)
Foreign exchange gain (loss) from translation
of foreign subsidiaries	(ix	)	(245.2)	52.6	(23.6)
Recognition of Pepsi tax assets	(x	)	-	(148.0)	148.0
Compensation expense from employee stock ownership plan	(xii	)	(14.3)	(32.0)	(17.7)
Fair value adjustment on derivative instruments	(xiv	)	(199.0)	153.8	4.9
Fair value adjustment on trading securities	(xv	)	(6.5)	6.5
Realized gains from sale of avilable for sale securities			43.7
Minority interest on adjustments above			-	4.8	(2.0)
Deferred income tax on adjustments above			127.7	102.8	(3.0)
Net income under US GAAP			1,392.0	1,689.4	1,642.2

(ii)	Shareholders' equity

	Ref. Note 22(a)		2004	2003	2002

Shareholders' equity under Brazilian GAAP			16,995.9	4,308.2	4,129.6

Additional indexation of property and equipment
from 1995 to 1997, net	(i	)	110.4	120.1	130.9
Reversal of inflation restatement adjustment on on foreign subsidiaries	(ii	)	(13.0)	(116.0)	(105.3)
Capitalized interest, net of amortization	(iii	)	10.9	7.6	8.1
Reversal of deferred charges,	(iv	)	(143.9)	(138.2)	(174.6)
Business combination adjustments	(v	)	(414.8)	(255.1)	(194.8)
FAHZ net assets	(vi	)	333.6	342.9	266.9
Pension plan	(vii	)	91.8	66.3	32.8
Other post-retirement benefits	(vii	)	(95.8)	(77.1)	(79.8)
Recognition of Pepsi tax assets	(x	)	-		148.0
Reversal of dividends not yet declared	(xi	)	992.9	280.2	341.4
Advances to employees for purchase of shares	(xiii	)	(175.2)	(234.7)	(324.8)
Fair value adjustment on derivative instruments	(xiv	)	3.4	158.7	4.9
Unrealized gain on available for sale securities	(xv	)	17.7	43.7
Fair value adjustment on trading securities				6.5
Minority interest on adjustments above					(4.8)
Deferred income tax on adjustments above			6.4	(130.2)	(217.9)
Shareholders' equity under US GAAP			17,720.3	4,382.9	3,960.6

(c)  US GAAP supplementary information

(i)	Property, plant and equipment

	2004	2003

Property, plant and equipment	10,627.2	7,288.2
Accumulated depreciation	(6,877,1)	(4,635.2)
Property, plant and equipment, net	3,750.1	2,653.0

(ii)	Adoption of new accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51”, or FIN No. 46. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN No. 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. Adoption of this rule did not have any material impact on the Company’s financial statements.

(iii)	Recent US GAAP accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be “so abnormal” are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.”  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively. Management is currently analyzing the requirements of this new statement to determine the impact that its adoption will have on the Company’s financial position, results of operations or cash flows.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management will apply this statement in the event that exchanges of non-monetary assets occur in fiscal periods beginning after June 15, 2005.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments" or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award--the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the Company’s fiscal year ending December 31, 2006. The Company has not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

In May 2005, the FASB issued Statement No. 154. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Contrary to Opinion 20 that previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle, this Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after December 15, 2005.

In March 2005, the FASB issued Interpretation No. 47. This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability’s fair value can be reasonably estimated.

The Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2005 in the event a conditional asset retirement obligation arises.

(iv)	Additional information - stock ownership plan

	2004	2003

Range of purchase prices for outstanding awards	70.93 - 568.65	70.93 - 494.87

Weighted average market price per share (based on quoted market value at date granted) for awards granted during the year	670.17	558.57

Weighted average exercise price of awards granted in the year	568.65	479.97

Weighted average grant-date intrinsic value of awards granted during year (difference between quoted market price and purchase price)	101.52	78.60

	2004	2003
Weighted-average purchase prices
At beginning of year	421.09	313.75
Granted	568.65	479.97
Exercised	289.75	298.63
Forfeited	431.20	328.33
At end of year	431.03	421.09

Outstanding and exercisable

Range of 2003	Number of shares (thousands)			Weighted - average purchase prices(*)
purchase prices (*)	2004	2003	2002	2004	2003	2002

70.93 - 96.18	9,955	16,420	3,038	94.34	91.21	57.49
96.19 - 139.24	5,573	8,100	42,061	139.24	139.24	93.73
139.25 - 196.93	16,466	23,997	92,254	184.62	184.62	166.06
196.94 - 226.74	79,584	97,094	140,803	96.12	212.94	226.74
226.75 - 477.30	159,123	194,652	352,144	474.53	474.05	411.65
477.31 - 494.87	371,335	393,426	10,500	480.13	480.25	450.19
494.88 - 568.65	9,000			568.65
	651,036	733,689	640,800	431.03	421.09	313.75

(*)  Expressed in whole reais.

(iv)	Pro forma fair value effects of stock ownership plan

We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

	2004	2003	2004

Net income - US GAAP	1,392.0	1,689.4	1,642.2
(+) Compensation cost under APB 25	14.2	32.0	17.7
(-) Compensation cost under SFAS No. 123	(27.4)	(57.4)	(40.8)
	1,378.8	1,664.0	1,619.1

Earnings per thousand shares - pro forma (whole reais) - R$
Basic
Preferred	30.45	42.75	41.13
Common	27.68	38.87	37.39
Diluted
Preferred	30.28	42.43	40.80
Common	27.52	38.57	37.09

These pro forma results are not necessarily indicative of future amounts.

The fair value of each award granted was estimated on the date of grant using the Black - Scholes pricing model with the following weighted average assumptions used for grants in 2004: dividend yield - 1.21% (3.0% in 2003 and 1.7% in 2002), expected volatility - 32% (33% in 2003 and 43% in 2002), risk-free interest rate-nominal terms - 16.4% (18.7% in 2003 and 16.8% in 2002) and expected lives of three years for all periods.

	2004	2003	2002

Fair value of awards granted in the year measured using the Black & Scholes pricing model (R$ per thousand shares)	307.7	337.8	335.8
Total fair value of awards granted in the year	2.8	130.4	3.5

(d)  US GAAP condensed financial information

Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follows:

(i)	Condensed balance sheets under US GAAP

Assets	2004	2003

Current assets
Cash and cash equivalents	1,007.1	1,151.7
Restricted cash	274.8	309.4
Short term investments	212.1	1,359.4
Unrealized gain on derivatives		258.7
Trade accounts receivable, net	749.4	671.9
Taxes recoverable	643.6	765.3
Inventories	915.7	829.1
Other	379.0	407.2
	4,181.7	5,752.7
Investments
Investment in affiliates, including goodwill	1,711.4	1,921.6
Other	13.3	16.9
	1,724.7	1,938.5

Goodwill and intangible assets, net	17,125.7	1,119.7

Property, plant and equipment, net	3,750.1	2,653.0

Other assets
Deferred income tax	1,889.4	1,359.6
Prepaid pension cost	112.4	88.3
Restricted deposits for legal proceedings	407.1	352.9
Assets held for sale	113.3	142.0
Other	355.1	359.3
Total assets	29,659.5	13,766.0

Liabilities and shareholders' equity	2004	2003

Current liabilities
Suppliers	671.5	657.1
Taxes on income payable	419.7	530.5
Other taxes payable	763.1	713.4
Short-term debt	1,155.9	400.5
Current portion of long-term debt	216.1	1,427.4
Other	937.9	325.5
	4,164.2	4,054.4
Long-term liabilities
Long-term debt	3,262.9	3,664.6
Accrued liability for contingencies	1,246.1	999.6
Sales tax deferrals	275.7	231.8
Post-retirement benefits	849.1	150.0
Other	2,022.0	203.9
	7,655.8	5,249.9

Minority interest	119.2	78.8
Shareholders' equity	17,720.3	4,382.9
Total liabilities and shareholders' equity	29,659.5	13,766.0

(ii)	Condensed statements of operations under US GAAP

	2004	2003	2002

Net sales	9,377.9	7,929.4	7,310.4
Cost of sales	(4,272.8)	(3,997.1)	(3,900.2)
Gross profit	5,105.1	3,932.3	3,410.2

Operating income (expenses)
Selling and marketing	(1,382.4)	(989.7)	(928.3)
General and administrative	(1,161.1)	(790.4)	(910.9)
Other operating expense, net	317.1	(114.0)	(1.8)
Operating income	2,878.7	2,038.2	1,569.2

Non-operating income (expenses)	(957.4)	86.8	(332.9)
Financial income (expense), net	(168.3)	(101.8)	(59.3)
Other non-operating expense, net	(1,125.7)	(15.0)	(392.2)

Income before income tax, equity in
affiliates and minority interest	1,753.0	2,023.2	1,177.0

Income tax benefit (expense)
Current	(137.3)	(652.3)	(123.4)
Deferred	(24.9)	153.1	548.4
	(162.2)	(499.2)	425.0

Income before equity in affiliates and minority interest	1,590.8	1,524.0	1,602.0

Equity in earnings (losses) of affiliates	(209.3)	155.8	(6.5)
Minority interest	10.5	9.6	46.7

Net income	1,392.0	1,689.4	1,642.2

(iii)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the components of the comprehensive income are (i) the adjustment related to the gains and losses arising on the translation to reais of the financial statements of foreign subsidiaries upon consolidation, and (ii) unrealized gains on available for sale securities, net of tax.

	2004	2003	2002

Net income	1,392.0	1,689.4	1,642.2
Unrealized gains on available
for sale securities, net of tax of R$ 6.0 (R$ 18.9 in 2003)	11.7	28.8
Minimum pension liability
Foreign exchange gain (loss) from
translation of foreign subsidiaries	(177.3)	(187.6)	23.6
Comprehensive income	1,226.4	1,530.6	1,665.8

(iv)	Condensed statement of changes in shareholders' equity under US GAAP

	2004	2003	2002

At beginning of the year	4.382.9	3,960.6	2,839.9
Capital increase	14,261.8	77.4	101.9
Treasury shares acquired	(1,639.6)	(330.7)	(370.7)
Additional paid-in capital	14.2	32.5	17.7
Premium received on sale of options	2.5		11.7
Repayments (advances) to employees for purchase of shares	59.5	90.1	(109.5)
Other comprehensive income	(194.7)	(187.6)	23.6
Net income	1,392.0	1,689.4	1,642.2
Dividends and interest attributed to
shareholders' equity declared	(558.3)	(948.8)	(196.2)
At end of the year	17,720.3	4.382.9	3,960.6
25   SEGMENT REPORTING

Under Brazilian GAAP, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. AmBev's business is comprised of four main segments: AmBev Brazil (dividend into Brazil beer, Brazil carbonated soft drinks and non-alcoholic non-carbonated (NANC) beverages, and Brazil other products, Hispanic Latin America, operations excluding Quinsa - HILA -ex, Quinsa and North America (Labatt). We have reclassified prior periods to disclose our NANC segment together with our Carbonated soft drinks segment.

SFAS No. 131 requires that segment data be presented in the US GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance. This information is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. Certain expenses were not allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on gross sales revenue.

	2004	2003	2002

Net sales
Beer	6,907.4	6,114.6	5,546.4
Carbonated soft drinks and NANC	1,462.8	1,332.1	1,228.9
Others	155.7	191.0	153.7
AmBev Brazil	8,525.9	7,637.7	6,929.0
Quinsa	1,153.0	773.7
HILA - Ex	769.1	272.4	396.3
North America	1,558.8
Total consolidated	12,006.8	8,683.8	7,325.3

Cost of sales
Beer	(2,467.0)	(2,503.6)	(2,237.1)
Carbonated soft drinks and NANC	(820.5)	(887.3)	(809.0)
Others	(81.1)	(118.6)	(81.6)
AmBev Brazil	(3,368.6)	(3,509.5)	(3,127.7)
Quinsa	(510.3)	(387.3)
HILA - Ex	(399.2)	(147.5)	(214.0)
North America	(502.4)
Total consolidated	(4,780.5)	(4,044.2)	(3,341.7)

Selling and marketing expenses
Beer	(736.5)	(534.0)	(467.8)
Carbonated soft drinks and NANC	(97.2)	(93.9)	(145.1)
Others			(15.6)
AmBev Brazil	(833.7)	(627.9)	(628.5)
Quinsa	(210.8)	(159.8)
HILA - Ex	(127.1)	(59.4)	(58.7)
North America	(411.2)
Total consolidated	(1,582.8)	(847.1)	(687.2)

Direct distribution expense
Beer	(618.0)	(480.4)	(363.0)
Carbonated soft drinks and NANC	(135.2)	(124.8)	(109.1)
Others			(1.6)
AmBev Brazil	(753.2)	(605.2)	(473.7)
Quinsa	-	-	-
HILA - Ex	(88.3)	(43.4)	(63.7)
North America	(27.4)
Total consolidated	(868.9)	(648.6)	(537.4)

General and administrative expenses
Beer	(372.7)	(328.1)	(326.8)
Carbonated soft drinks and NANC	(14.0)	(16.2)	(13.1)
Others	(2.9)	(4.2)	(6.5)
AmBev Brazil	(389.6)	(348.5)	(346.4)
Quinsa	(50.0)	(38.4)
HILA - Ex	(80.2)	(30.9)	(27.1)
North America	(98.1)
Total consolidated	(617.9)	(417.9)	(373.5)

Depreciation and amortization expenses (*)
Beer	(330.7)	(339.1)	(275.5)
Carbonated soft drinks and NANC	(109.5)	(16.7)	(36.1)
Others		(4.1)	(7.3)
AmBev Brazil	(440.2)	(359.9)	(318.9)
Quinsa	(42.8)	(31.6)
HILA - Ex	(39.2)	(28.5)	(15.7)
North America	(19.3)
Total consolidated	(541.5)	(420.0)	(334.6)

Less
Provisions for contingencies and other	(260.2)	(187.9)	(123.7)
Other operating income, net	(420.9)	(240.1)	199.4
Financial income (expense), net	(776.4)	93.1	(747.0)
Non-operating income (expense), net	(333.9)	(100.7)	(72.2)
Income tax benefit (expense), net	(511.8)	(426.1)	280.6
Profit sharing and contributions	(152.4)	(23.6)	(125.1)
Minority interest	(3.7)	(2.9)	47.4
Equity in results of Quinsa (proportionally consolidated)	5.6	(6.2)
Net income	1,161.5	1,411.6	1,510.3

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

	2004	2003

Total property, plant and equipment
AmBev Brazil	2,590.0	2,788.7
Quinsa	750.1	747.1
HILA - Ex	951.5	630.5
North America	1.240.1
	5.531.7	4,166.3
Total segment assets
Beer	7,371.7	7,370.0
Carbonated soft drinks and NANC	2,237.5	2,046.2
Others	786.6	860.8

Quinsa	942.7	1,802.1
HILA - Ex	1,744.1	391.3
North America	4,663,8
General corporate assets	15,270.1	2,359.7
Total assets	33,016.5	14,830.1

Total assets by location
Brazil	25,665.9	12,636.7
Quinsa	942.7	1,802.1
HILA - Ex	1,744.1	391.3
North America	4,663.8
Total assets	33,016.5	14,830.1

(*)  Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

26   CONSOLIDATING SCHEDULES

In connection with an issuance of  Notes by CBB in 2001and 2003 in the United States of America and international markets under rule 144-A and Regulation S (Note 10), we are presenting, pursuant to Rule 3-10 of Regulation S-X of the SEC, condensed consolidating financial information in Brazilian GAAP, of certain entities with which we are co-guarantors.

The financial information regarding AmBev Holding is unconsolidated. The financial information regarding CBB is consolidated.

We believe that the condensed consolidating financial information, as presented below, provides an appropriate level of financial information to investors.

(a)  Consolidating schedules for the year ended December 31, 2004

(i)	Condensed consolidated balances sheet

	AmBev Holding	CBB	Labatt ApS	Other	Consolidating adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	1.6	1,163.2	125.5	0.6		1,290.9
Short-term investments		213.9		0.6		214.5
Trade accounts receivable, net		1,143.8	213.6	2.7		1,360.1
Receivable froma affiliates		111.7	323.8	5.9	(441.4)
Dividends and interest attributed to shareholders’ equity	709.1				(709.1)
Taxes recoverable	71.8	564.1	6.5	11.9		654.3
Inventories		1,037.7	333.3	9.9		1,380.9
Other	1.0	390.9	80.2	11.9	(5.1)	478.9
	783.5	4,625.3	1,082.9	43.5	(1,155.6)	5,379.6

Non-current assets
Receivables from affiliates
Companies		4,916.5		357.7	(5,274.2)
Deferred income tax	447.6	1,512.5	256.3	0.2		2,216.6
Other taxes recoverable	85.0	277.2		0.1		362.3
Other	207.8	819.7		0.1		1,027.6
	740.4	7,525.9	256.3	358.1	(5,274.2)	3,606.5

Permanent assets
Investments
CBB	5,067.8				(5,067.8)
Labatt	14,423.8				(14,423.8)
Investments in affiliates - 100% Interest	333.2				(333.2)
Goodwill and negative goodwill	234.1	1,433.9	16,502.4			18,170.4
Other	65.9	(54.6)	22.9			34.2
	20,124.8	1,379.3	16,525.3		(19,824.8)	18,204.6

Property, plant and equipment		4,267.2	1,240.1	24.4		5,531.7
Deferred charges		287.6	3.1	3.4		294.1

Total assets	21,648.7	18,085.3	19,107.7	429.4	(26,254.6)	33,016.5

	AmBev Holding	CBB	Labatt ApS	Other	Consolidating adjustments	Consolidated

Liabilities and shareholders' equity
Current liabilities
Suppliers		847.9	198.2	1.6		1,047.7
Loans and financing		1,528.4	1,914.7			3,443.1
Unrealized losses on derivatives		409.1				409.1
Payable to affiliates	3,336.1	2,957.7	14.1	22.0	(6,328.7)	1.2
Payroll and related charges	4.5	133.3	113.7	0.4		251.9
Taxes on income payable		391.7	193.0	65.9		650.6
Other taxes payable	66.9	721.3	192.0	3.1		983.3
Dividends payable	995.4	3.5				998.9
Other	4.8	420.6	559.1	1.4		985.9
	4,407.7	7,413.5	3,184.8	94.4	(6,328.7)	8,771.7
Long-term liabilities
Loans and financing		3,536.4	831.2			4,367.6
Accrued liability for contingencies	140.1	1,330.6		0.3		1,471.0
Sales tax deferrals		275.7				275.7
Other		368.4	667.9		(100.0)	936.3
	140.1	5,511.1	1,499.1	0.3	(100.0)	7,050.6

Minority interest		198.3				198.3
Shareholders' equity	17,100.9	4,962.4	14,423.8	334.7	(19,825.9)	16,995.9

Total liabilities and shareholders' equity	21,648.7	18,085.3	19,107.7	429.4	(26,254.6)	33,016.5

(ii)	Condensed consolidated statements of operations for the year ended December 31, 2004

	AmBev Holding	CBB	Labatt ApS	Other	Consolidating adjustments	Consolidated

Net sales		10,437.6	1,558.9	427.8	(417.5)	12,006.8
Cost of sales		(4,613.7)	(502.4)	(81.0)	416.6	(4,780.5)
Gross profit		5,823.9	1,056.5	346.8	(0.9)	7,226.3

Operating income (expenses)
Selling, general and administrative	(11.7)	(2,778.8)	(536.9)	(3.3)	0.9	(3,329.8)
Depreciation and amortization of deferred charges		(521.5)	(19.3)	(0.7)		(541.5)
Financial income (expense), net	(217.1)	(519.3)	(37.4)	(2.6)		(776.4)
Other operating income, net	122.6	(85.9)	(448.2)	(9.4)		(420.9)
Equity in earnings of affiliates	1,065.1	4.8	0.8		(1,065.1)	5.6
Operating income	958.9	1,923.2	15.5	330.8	(1,065.1)	2,163.3

Non-operating income (expense), net	(1.3)	(134.1)	(198.6)	0.1		(333.9)

Income before income taxes, profit
sharing and minority interest	957.6	1,789.1	(183.1)	330.9	(1,065.1)	1,829.4

Income tax benefit (expense)	208.6	(513.6)	(93.6)	(113.2)		(511.8)

Income before profit sharing, | contributions and minority interest	1,166.2	1,275.5	(276.7)	217.7	(1,065.1)	1,317.6
Employee and management
profit sharing	(4.7)	(147.7)				(152.4)

Income before minority interest	1,161.5	1,127.8	(276.7)	217.7	(1,065.1)	1,165.2
Minority interest		(3.7)				(3.7)
Net income for the year	1,161.5	1,124.1	(276.7)	217.7	(1,065.1)	1,161.5

(iii)	Condensed consolidated statements of cash flows for the year ended December 31, 2004

	AmBev Holding	CBB	Labatt ApS	Other	Consolidating adjustments	Consolidated

Net cash provided by operating activities	471.3	2,557.8	180.9	197.3	11.3	3,418.6

Cash flows from investing activities
Investments in affiliates and subsidiaries,
net of cash acquired	518.4	(101.7)		91.6	(678.5)	(170.2)
Disposal of investments and property, plant and equipment	(1.1)	53.9				52.8
Short term investments (maturity over 90 days)		1,322.2				1,322.2
Repurchase of treasury shares by investee		(179.2)				(179.2)
Securities and collateral		26.1		1.1		27.2
Property, plant and equipment, net		(1,004.0)	(269.7)			(1,273.7)
Expenditures on deferred charges		(101.9)				(101.9)
Cash from first time consolidation of Labatt			433.6			433.6
Net cash used in investing activities	517.3	15.4	163.9	92.7	(678.5)	110..8

Cash flows from financing activities
Loans and financings
Issuance		5,437.0	715.1			6,152.1
Repayments, including interest		(6,998.5)	(468.0)			(7,466.5)
Intercompany loans, net	1,079.0	(989.5)		(89.5)
Repurchase of own shares for treasury	(1,609.6)					(1,609.6)
Capital subscriptions	15.6					15.6
Dividends paid	(591.3)	(480.1)	1.4	(200.1)	667.2	(602.9)
Advances to employees for purchase
of shares, net of repayments	104.6	(1.4)				103.2
Capital subscriptions for minorities		(28.4)				(28.4)
Other	14.6	(12.0)				2.6
Net cash provided by (used in) financing activities	(987.1)	(3,072.9)	248.5	(289.6)	667.2	(3,433.9)

Effects of exchange rate changes on cash and cash equivalents		(0.7)				(0.7)

Net increase (decrease) in cash and cash equivalents	1.5	(466.2)	125.5	0.4		(338.8)

Cash and cash equivalents, at beginning of year	0.1	1,195.9		0.1		1,196.1
Cash and cash equivalents at end of year	1.6	1,163.3	125.5	0.5		1,290.9

(b)  Consolidating schedules for the year ended December 31, 2003

(i)	Condensed consolidated balances sheet

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents		1,196.0	0.1		1,196.1
Short-term investments		1,492.8	1.1		1,493.9
Unrealized gain on derivatives		102.9			102.9
Trade accounts receivable, net		725.1	3.9	(3.3)	725.7
Taxes recoverable	68.9	688.8	13.7		771.4
Inventories		938.9	15.7		954.6
Other	0.4	248.1	8.1	(0.7)	255.9
	69.3	5,392.6	42.6	(4.0)	5,500.5

Non-current assets
Receivables from affiliates
Companies		1,544.2	246.1	(1,790.3)
Deferred income tax	239.0	1,592.2	0.6		1,831.8
Other taxes recoverable	78.0	270.2	0.2		348.4
Other	225.9	786.4	0.1		1,012.4
	542.9	4,193.0	247.0	(1,790.3)	3,192.6

Permanent assets
Investments
CBB	5,222.2			(5,222.2)
Investments in affiliates	224.7			(224.7)
Goodwill and negative goodwill	319.0	1,368.3			1,687.3
Other	16.2	7.9			24.1
	5,782.1	1,376.2		(5,446.9)	1,711.4

Property, plant and equipment		4,135.0	31.3		4,166.3
Deferred charges		255.5	3.8		259.3
	5,782.1	5,766.7	35.1	(5,446.9)	6,137.0

Total assets	6,394.3	15,352.3	324.7	(7,241.2)	14,830.1

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Liabilities and shareholders' equity
Current liabilities
Suppliers		799.1	4.5	(3.3)	800.3
Payable to affiliates	1,544.1	246.7	0.2	(1,790.2)	0.8
Payroll and related charges		93.7	0.4		94.1
Loans and financing		1,976.1			1,976.1
Taxes on income payable		453.0	90.2		543.2
Dividends payable	290.8	3.1			293.9
Other	0.2	1,008.3	3.8	(0.7)	1,011.6
	1,835.1	4,580.0	99.1	(1,794.2)	4,720.0
Long-term liabilities
Loans and financing		4,004.3			4,004.3
Accrued liability for contingencies	146.0	1,086.6	0.3		1,232.9
Sales tax deferrals		235.2			235.2
Other		133.1			133.1
	146.0	5,459.2	0.3		5,605.5

Minority interest		195.8		0.6	196.4
Shareholders' equity	4,413.2	5,117.3	225.3	(5,447.6)	4,308.2

Total liabilities and shareholders' equity	6,394.3	15,352.3	324.7	(7,241.2)	14,830.1

(ii)	Condensed consolidated statements of operations for the year ended December 31, 2003

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Net sales		8,677.7	341.1	(335.0)	8,683.8
Cost of sales		(4,312.0)	(66.6)	334.4	(4,044.2)
Gross profit		4,365.7	274.5	(0.6)	4,639.6

Operating income (expenses)
Selling, general and administrative	(2.9)	(1,897.5)	(13.8)	0.6	(1,913.6)
Depreciation and amortization of deferred charges		(419.4)	(0.6)		(420.0)
Financial income (expense), net	(30.9)	120.6	3.4		93.1
Other operating income, net	(112.2)	(314.4)	(1.4)		(428.0)
Equity in earnings of affiliates	1,665.1	(6.2)		(1,665.1)	(6.2)
Operating income	1,519.1	1,848.8	262.1	(1,665.1)	1,964.9

Non-operating income (expense), net	(215.5)	114.8			(100.7

Income before income taxes, profit
sharing and minority interest	1,303.6	1,963.6	262.1	(1,665.1)	1,864.2

Income tax benefit (expense)	100.4	(436.7)	(89.8)		(426.1)

Income before profit sharing, | contributions and minority interest	1,404.0	1,526.9	172.3	(1,665.1)	1,438.1
Employee and management
profit sharing	7.6	(33.4)	2.2		(23.6)

Income before minority interest	1,411.6	1,493.5	174.5	(1,665.1)	1,414.5
Minority interest		(2.9)			(2,9)
Net income for the year	1,411.6	1,490.6	174.5	(1,665.1)	1,411.6

(iii)	Condensed consolidated statements of cash flows for the year ended December 31, 2003

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Net cash provided by operating activities	1,309.6	1,130.3	87.7		2,527.6

Cash flows from investing activities
Investments in affiliates and subsidiaries,
net of cash acquired		(1,745.3)			(1,745.3)
Short term investments (maturity over 90 days)		423.3	(0.2)		423.1
Securities and collateral		228.6			228.6
Property, plant and equipment, net		(829.8)			(829.8)
Expenditures on deferred charges		(91.0)	(0.3)		(91.3)
Net cash used in investing activities		(2,014.2)	(0.5)		(2,014.7)

Cash flows from financing activities
Loans and financings
Issuance		3,359.2			3,359.2
Repayments, including interest		(2,510.1)			(2,510.1)
Repurchase of own shares for treasury	(310.0)	1.5			(308.5)
Capital subscriptions	3.7	(1.1)	2.0		4.6
Dividends paid	(1,052.2)	114.4	(89.1)		(1,026.9)
Advances to employees for purchase
of shares, net of repayments	48.8	81.4			130.2
Other		4.8			4.8
Net cash provided by (used in) financing activities	(1,309.7)	1,050.1	(87.1)		(346.7)

Effects of exchange rate changes on cash and cash equivalents		(101.7)			(101.7)

Net increase (decrease) in cash and cash equivalents	(0.1)	64.5	0.1		64.5
Cash and cash equivalents, at beginning of year	0.1	685.7	445.8		1,131.6
Merger of Eagle into CBB		445.8	(445.8)

Cash and cash equivalents at end of year		1,196.0	0.1		1,196.1

(b)  Consolidating schedules for the year ended December 31, 2002

(i)	Condensed consolidated statements of operations for the year ended December 31, 2002

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Net sales		6,971.2	542.3	(188.2)	7,325.3
Cost of sales		(3,145.0)	(347.7)	151.0	(3,341.7)

Gross profit		3,826.2	194.6	(37.2)	3,983.6

Operating income (expenses)
Selling, general and administrative	(13.7)	(1,583.3)	(157.1)	32.3	(1,721.8)
Depreciation and amortization of deferred charges		(302.9)	(31.7)		(334.6)
Financial income (expense), net	(25.7)	(2,416.0)	1,689.8	4.9	(747.0)
Other operating income, net	73.9	75.9	76.9	(27.3)	199.4
Equity in results of affiliates	1,462.3		12.3	(1,474.6)
Operating income (loss)	1,496.8	(400.1)	1,784.8	(1,501.9)	1,379.6
Non-operating income (expense), net		(33.6)	(15.9)	(22.7)	(72.2)

Income (loss)before income taxes, profit sharing and minority interest	1,496.8	(433.7)	1,768.9	(1,524.6)	1,307.4
Income tax benefit	20.4	235.0	25.2		280.6

Income (loss) before profit sharing, contributions and minority interest	1,517.2	(198.7)	1,794.1	(1,524.6)	1,588.0
Employee and management profit sharing	(6.9)	(105.4)			(112.3)
Contributions to FAHZ		(12.8)			(12.8)
Income (loss) before minority interest	1,510.3	(316.9)	1,794.1	(1,524.6)	1,462.9

Minority interest		(17.5)	51.6	13.3	47.4
Net income (loss)	1,510.3	(334.4)	1,845.7	(1,511.3)	1,510.3

(ii)	Condensed consolidated statement of cash flows for the year ended December 31, 2002

	AmBev Holding	CBB	Other	Consolidating adjustments	Consolidated

Net cash provided by operating activities	496.2	1,714.7	1,513.9	(129.8)	3,595.0

Cash flows from investing activities
Short-term investments (maturity over 90 days)		609.5	(1,418.2)		(808.7)
Securities and collateral			(249.3)		(249.3)
Investments in affiliates and subsidiaries, net of cash acquired	88.1	(163.3)	(0.3)		(75.5)
Property, plant and equipment, net		(413.2)	(10.9)		(424.1)
Expenditures on deferred charges		(45.5)			(45.5)
Net cash provided by (used in) investing activities	88.1	(12.5)	(1,678.7)		(1,603.1)

Cash flows from financing activities
Loans and financings
Issuance		549.9	44.4	25.8	620.1
Repayments, including interest	(0.3)	(2,665.8)	(259.2)		(2,925.3)
Capital subscription	32.8	(447.9)	444.1		29.0
Repurchase of own shares for treasury	(337.1)				(337.1)
Capital increase of minority interests in subsidiaries		10.5			10.5
Dividends paid	(290.4)	(149.2)		104.0	(335.6)
Advances to employees for
purchase of shares	10.8	15.4			26.2
Net cash provided by (used in) financing activities	(584.2)	(2,687.1)	229.3	129.8	(2,912.2)

Effects of exchange rate changes on cash		639.1			639.1

Net increase (decrease) in cash and cash equivalents	0.1	(345.8)	64.5		(281.2)
Cash and cash equivalents,
at beginning of year	—	1,031.5	381.3		1,412.8
Cash and cash equivalents at end of year	0.1	685.7	445.8		1,131.6