Form 20-F/A
period 2004-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2005-08-03
CIK 1113172

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
Item 17 { } Item 18 {X}

EXPLANATORY NOTE

The Company is amending its annual report on Form 20-F for the year ended December 31, 2004 in order to (i) correct a typographical error in page F-3 as originally filed, (ii) include monthly and price per share detail of share buyback programs on Item 16E and (iii) clarify and conform disclosure relating to tax assessments earnings of our foreign subsidiaries contained in  “Operating and Financial Review and Prospects—Critical Accounting Policies—Unrecognized Exposures” and “Operating and Financial Review and Prospects—Off Balance Sheet Arrangements” and in “Financial Information—Tax Matters—Income Tax and Social Contribution”.

No other changes are being made to this annual report on Form 20-F, as originally filed, although Exhibits 12.1, 12.2, 13.1 and 13.2 have been refiled in their current form. The annual report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

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

Unrecognized exposures

Brazilian GAAP and U.S. GAAP require us to provide for every legal or tax claim on the balance sheet which we consider loss to be probable. We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$1,241.1 million at December 31, 2004. In addition, during the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$2 billion in connection with those assessments, and the remaining is estimated to be a remote loss. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

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

Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

•
Contingencies which represent possible, though not probable, risk of loss have not been provided for in our balance sheet and amount to R$1,241.1 million, which have been disclosed in “—Liquidity and Capital Resources—Commitments and contingencies”; In addition, during the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$2 billion in connection with those assessments, and the remaining is estimated to be a remote loss. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

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

During the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$3 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$2 billion in connection with those assessments, and the remaining is estimated to be a remote loss. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

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

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As disclosed under “Major Shareholders-Share Buyback Program”, the Company has purchased a number of its shares during the period covered by this report.

Below, in tabular format, is a disclosure of the Company repurchases, including those made pursuant to publicly announced plans or programs, for the periods indicated.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January 5th to 12th, 2004	20,576,798	393.90	-	-
February 25th to 31st, 2004	25,011,000	262.77	-	-
March 23th to 31st, 2004	334,885,815	577.53	333,101,966	1,075,626,329
April 19th to 29th, 2004	3,256,516	320.76	-	1,075,626,329
May 25th to 31st, 2004	221,106,598	566.26	219,700,834	1,619,122,253
June 1st to 24th, 2004	656,954,699	601.96	604,830,915	1,014,291,338
July 7th to 26th, 2004	579,032,000	648.29	579,032,000	418,082,332
August 11th to 30th, 2004	185,852,060	657.06	186,605,460	231,476,872
September 3rd to 27th, 2004	140,764,700	622.36	140,764,700	859,235,300
October 4th to 18th, 2004	400,005,781	670.60	397,454,425	461,780,875
November 3rd to 10th, 2004	30,476,458	676.23	28,465,740	433,315,135
December 7th to 28th, 2004	7,396,130	698.89	5,406,130	427,909,005
January 4th to 17th, 2005	103,000	737.41	103,000	427,806,005
February 1st to 14th, 2005	8,545,569	718.11	8,545,569	419,260,436
March 9th to 18th, 2005	180,121,319	775.49	140,944,836	-
April 15th to 18th, 2005	9,172,766	314.45	-	-
May 13th to 23rd, 2005	10,512,064	706.75	-	-
June 1st to 30th, 2005	22,755,178	680.32	-	-
Notes:
(1) May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2) Share repurchase programs may not reach the maximum number of shares allowed due to expiration or due to the financial limit of each program. All programs announced in 2004 were limited to R$500 million.

Financial Statements

See F-1 to F-99.

Exhibits
1.1	By-laws of Companhia de Bebidas das Américas - AmBev (English-language translation) (incorporated by reference to Exhibit 1.1 to Form 20-F filed by the Company on July 1, 2005).

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F 4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

2.3	Guaranty dated December 19, 2001 between AmBev and The Bank of New York (incorporated by reference to Exhibit 4.3 to Form F 4 filed by AmBev on August 29, 2002).

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

4.15
Termination of the Letter Agreement, dated June 22, 2004, between Labatt Holding, B.V. and Interbrew International, B.V. (incorporated by reference to Exhibit 4.15 to Form 20-F filed by the Company on July 1, 2005).

4.16	Letter from InBev to AmBev and Labatt, relating to Labatt Tax Reassessment, dated March 4, 2005 (incorporated by reference to Exhibit 4.16 to Form 20-F filed by the Company on July 1, 2005).

4.17
Confirmation of Intellectual Property and Hedging Arrangements, dated August 27, 2004, to AmBev and Labatt from Interbrew S.A. (incorporated by reference to Exhibit 4.17 to Form 20-F filed by the Company on July 1, 2005).

4.18
Executed Letter Agreement dated July 22, 2004, to AmBev from Interbrew regarding the provision of certain information relating to each business and its affiliates (incorporated by reference to Exhibit 4.18 to Form 20-F filed by the Company on July 1, 2005).

4.19
Labatt Services Agreement, dated August 27, 2004, between Labatt Brewing and Interbrew S.A. regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.19 to Form 20-F filed by the Company on July 1, 2005).

4.20
Labatt Services Agreement, dated August 27, 2004, between Interbrew S.A. and Labatt Brewing regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.20 to Form 20-F filed by the Company on July 1, 2005).

4.21
Transfer Agreement, dated August  2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L. (incorporated by reference to Exhibit 4.21 to Form 20-F filed by the Company on July 1, 2005).

4.22	License Agreement, dated March 21, 2005, between AmBev and InBev (incorporated by reference to Exhibit 4.22 to Form 20-F filed by the Company on July 1, 2005).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev (incorporated by reference to Exhibit 8.1 to Form 20-F filed by the Company on July 1, 2005).

11.1	Code of Business Conduct (English-language version) (formerly, Code of Ethics) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AmBev on June 30, 2004).

11.2	Amendment to Code of Business Conduct (English language version) (incorporated by reference to Exhibit 11.2 to Form 20-F filed by the Company on July 1, 2005).

12.1	Principal Executive Officers' Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers' Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:  /s/ Carlos Alves de Brito
Name: Carlos Alves de Brito
Title: Chief Executive Officer for North America

By:  /s/ Luiz Fernando Ziegler de Saint Edmond
Name: Luiz Fernando Ziegler de Saint Edmond
Title: Chief Executive Officer for Latin America

Date: August 3, 2005

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

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

/s/ DELOITTE TOUCHE TOHMATSU
March 13, 2005, except for Note 24 as to which the date is June 27, 2005

KPMG LLP
Charterd Accountants
Suite 3300 Commerce Court West
PO Box 31
State Commerce Court
Toronto ON
M5L 1B2
Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

[KPMG logo]

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

/s/ KPMG, LLP

Chartered Accountants
Toronto, Canada

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