Form 20-F
period 2005-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2006-08-23
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-1519

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10.5% Notes due December 2011
8.75% Notes due September 2013

The number of total outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

34,499,422,931 Common Shares
31,376,650,852 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of  “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

INTRODUCTION

          This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (“ADSs”) of Companhia de Bebidas das Américas — AmBev evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares of AmBev and ADSs evidenced by ADRs representing 100 common shares, of AmBev, the U.S.$500,000,000 10.5% notes due 2011 of AmBev (the “2011 notes”) and the U.S.$500,000,000 8.75% notes due 2013 of AmBev (the “2013 notes”, and together with the “2011 notes”, the “notes”).

          In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “AmBev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - AmBev and its subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

          We have prepared our audited annual consolidated financial statements as of December 31, 2005, 2004 and 2003, and for the three years ended December 31, 2005 in Brazilian Reais in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law No. 6,404, as amended, which we refer to as “Brazilian Corporate Law”), the rules and regulations issued by the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities Commission, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (“IBRACON”), or the Brazilian Institute of Independent Accountants), as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders’ equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian Reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

          Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

          In this annual report, references to “real”, “reais” or “R$ ” are to the legal currency of Brazil, references  to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from reais at the period end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on May 31, 2006 was R$ 2.3005 to U.S.$1.00 as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

INDUSTRY DATA

          In this annual report, we refer to information regarding the beverage market and its segments and competitors from:

ACNielsen
Contact: Antônio Marcio Mongelli Garotti
Rua Monte Castelo, 55
Granja Viana
Cotia - São Paulo
CEP 06710-675
Tel.: 55 11 4613 7000
www.acnielsen.com.br http://www.acnielsen.com.br

i

Euromonitor International
Contact:Anne Nugent
60-61 Britton St
London EC1M 5NA
Tel +44 20 7251 8024
Fax +44 20 7608 3149
www.euromonitor.com

TRADEMARKS

          This annual report includes the names of our products which constitute trademarks or trade names which we own or which are owned by others and are licensed to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

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

•

the implementation of the measures required by Argentina’s Comision Nacional de Defensa de la Competencia (“CNDC”) under AmBev’s agreements with Beverages Associates Corp. (“BAC”) and Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”).

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

ii

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

          Our selected historical financial data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from AmBev’s consolidated financial statements as of and for the periods then ended. Brazilian GAAP differs significantly from U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as “Operating and Financial Review and Prospects”.

          On October 4, 2002, Companhia Brasileira de Bebidas (“CBB”) completed an exchange offer of the U.S.$500 million 10.5% notes due 2011, in the U.S. securities markets. Also, in September 2003, CBB issued U.S.$500 million 8.75% notes due 2013 in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended. On September 15, 2004, CBB completed an exchange offer of such notes in the U.S. securities markets. AmBev fully and unconditionally guaranteed these two issuances, and following CBB’s merger into AmBev on May 31, 2005, succeeded CBB in all its rights and obligations under the indenture governing these notes.

          On August 27, 2004, AmBev completed the transactions contemplated by an agreement (the “Incorporação Agreement”) with Interbrew S.A./N.V., now known as InBev S.A./N.V. (“InBev”), Labatt Brewing Company Ltd. (“Labatt”) and Labatt Brewing Canada Holding Ltd., then a wholly owned subsidiary of InBev (“Mergeco”), which indirectly held 99.9% of the capital stock of Labatt. Pursuant to the Incorporação Agreement, Mergeco was merged into AmBev by means of an Incorporação under Brazilian law. Mergeco held 99.9% of the capital stock of Labatt Holding ApS (“Labatt ApS”), a corporation organized under the laws of Denmark, and Labatt ApS owns all the capital stock of Labatt. Upon completion of the Incorporação, AmBev held 99.9% of the capital stock of Labatt ApS, and indirectly, of Labatt, which constitutes our Canadian-based operations. The results of operations for Labatt have been fully consolidated since August 27, 2004 in our audited financial statements.

STATEMENT OF OPERATIONS DATA

	As of or for the year ended December 31,

	2005	2004	2003	2002	2001

	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Gross sales, before taxes, discounts and returns	28,878.7	23,297.6	17,143.5	14,279.9	13,131.0
Net sales	15,958.6	12,006.8	8,683.8	7,325.3	6,525.6
Cost of sales	(5,742.3)	(4,780.5)	(4,044.2)	(3,341.7)	(3,366.2)
Gross profit	10,216.3	7,226.3	4,639.6	3,983.6	3,159.4
Selling, General and Administrative(1)	(5,173.6)	(3,611.1)	(2,333.6)	(1,932.7)	(1,783.6)
	5,042.7	3,615.2	2,306.1	2,050.9	1,375.8
Provision for contingencies and other	(71.5)	(260.2)	(187.9)	(123.7)	(33.9)
Other operating expenses, net	(1,075.4)	(420.9)	(240.1)	199.4	152.2
Financial income	521.2	468.6	601.8	2,530.3	358.4
Financial expenses	(1,607.9)	(1,244.9)	(508.7)	(3,277.3)	(861.5)
Equity in Investees	2.0	5.6	(6.2)	—	—
Operating income(2)	2,811.1	2,163.4	1,964.9	1,379.6	991.0
Non-operating income (expense), net	(234.3)	(333.9)	(100.7)	(72.2)	2.3
Income tax benefit (expense)	(845.1)	(511.8)	(426.1)	280.6	(51.9)
Income before equity in affiliates, profit sharing and minority interest	1,731.7	1,317.6	1,438.1	1,588.0	941.4
Profit sharing and contributions	(202.8)	(152.4)	(23.6)	(125.1)	(157.1)
Minority interest	16.8	(3.7)	(2.9)	47.4	0.3
Net income	1,545.7	1,161.5	1,411.6	1,510.3	784.6
Net income per 1,000 shares (excluding treasury shares) at year end(3)	23.65	21.26	37.23	39.48	20.31
Net income per ADS(4) at year end	2.37	2.13	3.72	3.95	2.03
Dividends and interest attributable to shareholders’ equity per 1,000 shares (excluding treasury shares)(3)(5)(6)
Common shares	17.32	20.86	23.15	12.40	7.17
Preferred shares	19.05	22.95	25.46	13.64	7.89
Number of shares outstanding at year end, excluding treasury shares (in thousands)
Common shares	34,488,943	23,497,514	15,631,332	15,694,772	15,801,482
Preferred shares	30,857,271	31,129,892	22,281,302	22,551,143	22,819,443
Total Shares	65,346,214	54,627,406	37,912,634	38,245,915	38,620,925

	As of or for the year ended December 31,

	2005	2004	2003	2002	2001

	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP
Net sales	14,836.7	10,936.7	7.929.4	7,310.4	6,566.3
Operating income	4,649.2	2,979.6	2,038.2	1,569.2	1,309.0
Net income (loss)	2,850.2	1,392.0	1,689.4	1,642.2	822.9
Net income per 1,000 shares (weighted average)(3)(7)
- Basic
Common shares	48.13	27.94	39.46	37.93	18.84
Preferred shares	52.95	30.74	43.41	41.72	20.71
- Diluted
Common shares	48.02	27.79	39.05	37.65	18.59
Preferred shares	52.82	30.57	42.95	41.37	20.45
Net income (loss) per ADS(4)
- Basic
Common shares	4.81	2.79	3.95	3.79	1.88
Preferred shares	5.29	30.7	4.34	4.17	2.07
- Diluted
Common shares	4.80	2.78	3.91	3.77	1.86
Preferred shares	5.28	3.06	4.30	4.14	2.05
Dividends and interest attributable to shareholders’ equity per 1,000 shares (weighted average)(3)(5)(6)
- Basic
Common shares	38.55	11.21	22.16	4.53	5.74
Preferred shares	42.40	12.33	24.38	4.99	6.31
- Diluted
Common shares	38.46	11.15	21.93	4.50	5.67
Preferred shares	42.30	12.26	24.12	4.94	6.23
Weighted average number of shares (thousands)(3)(7)(8)(19)
- Basic
Common shares	25,584,256	22,345,110	18,664,356	18,908,907	19,170,168
Preferred shares	30,574,965	24,970,421	21,952,196	22,173,258	22,291,121
- Diluted
Common shares	25,584,256	22,388,341	18,733,355	18,962,604	19,257,270
Preferred shares	30,699,336	25,186,577	22,299,692	22,441,743	22,726,632

BALANCE SHEET DATA

	As of or for the year ended December 31,

	2005	2004	2003	2002	2001

	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Balance Sheet Data:
Cash, cash equivalents and short term investments	1,096.3	1,505.4	2,534.2	3,290.0	2,562.9
Total current assets	4,931.3	5,379.6	5,500.5	5,571.4	4,684.9
Prepaid pension benefit cost	20.0	20.6	22.0	21.6	20.8
Investments	16,763.6	18,218.7	1,711.4	637.3	662.6
Property, plant and equipment, net	5,404.6	5,531.7	4,166.3	3,330.6	3,277.7
Deferred income tax – non-current	2,042.0	2,216.6	1,831.8	1,558.4	1,160.3
Total assets	33,492.8	32,802.6	14,830.1	12,381.5	11,028.8
Short-term debt(9)	1,209.4	3,443.1	1,976.1	607.4	1,720.0
Total current liabilities	5,052.3	8,771.7	4,720.0	2,833.7	3,412.0
Long-term debt(10)	5,994.2	4,367.6	4,004.3	3,879.3	2,849.4
Accrued liability for contingencies	1,128.2	1,471.0	1,232.9	989.3	815.5
Sales tax deferrals and other tax credits	698.9	711.9	768.7	803.1	746.8
Post-retirement benefit(11)	584.6	646.0	72.9	53.4	55.6
Total long-term liabilities	8,300.7	6,822.5	5,605.5	5,339.1	4,164.4
Minority interest	122.6	212.5	196.4	79.1	88.9
Subscribed and paid-up capital	5,691.4	4,742.8	3,124.1	3,046.2	2,944.3
Shareholders’ equity	19,867.3	16,995.9	4,382.9	4,129.6	3,363.5
U.S. GAAP
Total assets	35,344.4	33,946.4	13,766.0	11,584.6	10,195.9
Shareholders’ equity	20,420.6	17,720.3	4,382.9	3,960.6	2,839.9

OTHER DATA

	As of or for the year ended December 31,

	2005	2004	2003	2002	2001

	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Other Financial Information:
Net working capital(12)	(121.0)	(3,392.1)	780.5	2,737.7	1,273.0
Cash dividends paid(5)	2,272.0	602.9	1,026.9	335.6	313.4
Depreciation and amortization of deferred charges(13)	1,262.6	922.2	766.3	659.5	613.9
Capital expenditures(14)	1,369.5	1,273.7	862.2	544.7	446.8
Operating cash flows - generated (used)(15)	4,149.6	3,418.7	2,527.6	3,595.0	1,006.6
Investing cash flows - generated (used)(15)	(1,619.3)	110.7	(2,014.7)	(1,603.1)	(1,687.4)
Financing cash flows-generated (used)(15)	(2,973.9)	(3,433.8)	(346.7)	(2,912.2)	1,418.0
Other Operating Data:
Total production capacity - beer(16)	121.9 million hl	114.2 million hl	88.3 million hl	89.7 million hl	89.8 million hl
Total production capacity – CSD & NANC(16)	42.4 million hl	43.9 million hl	45.7 million hl	37.3 million hl	38.8 million hl
Total beer volume sold(17)	76.7 million hl	63.9 million hl	56.9 million hl	62.0 million hl	62.4 million hl
Total CSD & NANC volume sold(17)	23.6 million hl	22.8 million hl	19.2 million hl	19.6 million hl	18.5 million hl
Number of employees(18)	28,567	25,974	18,890	18.570	18,136

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.

(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.

(3)	The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand shares.

(4)	ADS represents American Depositary Shares. Each ADS represents 100 shares.

(5)

Includes dividends and interest attributable to shareholders’ equity (including withholding tax paid by AmBev in respect thereof). The dividend and interest attributable to shareholders equity per 1,000 shares for Brazilian GAAP purposes is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”. We changed the criteria for reporting this amount in 2002 and therefore the dividends per share disclosed in the years prior to 2002 do not conform to those disclosed in our 2001 annual report on Form 20-F.

(6)

Brazilian GAAP and U.S. GAAP differ on the recognition of declared / proposed dividends, specifically with regard to when the dividend should be recognized. The executive officers are required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders’ equity, only when ratified.

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

(8)

Under U.S. GAAP we have included the net assets of FAHZ, one of our major shareholders, on our balance sheet as of December 31, 2005, 2004, 2003, 2002 and 2001. As a result, AmBev shares owned by FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For further information, please refer to our consolidated financial statements contained within this annual report.

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

(12)	Represents total current assets less total current liabilities.

(13)	Includes depreciation of property, plant and equipment and amortization of deferred charges.

(14)	Represents cash expenditures for property, plant and equipment.

(15)	Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.

(16)

Represents available production capacity of AmBev and its respective subsidiaries, domestic and international; Quinsa’s production capacity is not considered; (hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non Alcoholic and Non Carbonated Soft Drinks).

(17)	Represents full-year volumes of AmBev and its respective subsidiaries (except Quinsa and its subsidiaries). Labatt’s volumes for 2004 were consolidated from August 27 through December 31.

(18)	Includes all production- and non-production-related employees of AmBev and its respective subsidiaries, excluding Quinsa and its subsidiaries.

(19)	In the U.S. GAAP selected financial data only, earnings per share have been restated to give retroactive effect to the share dividend distributed by AmBev on May 31, 2005.

DIVIDENDS

Dividend Policy

          The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev’s bylaws provide for a mandatory dividend of 35% of its annual net income, if any, as determined and adjusted under Brazilian GAAP (“adjusted income”). The mandatory dividend includes amounts paid as interest attributable to shareholders’ equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are generally deductible by the company for Brazilian income tax purposes. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest attributable to shareholders’ equity, whereas no such payment is required in connection with dividends received. Although AmBev may distribute earnings in the form of interest, the amount received by shareholders is the same as or higher than if the distribution were made in the form of dividends. Withholding tax is usually paid by Brazilian companies, including AmBev, on behalf of their shareholders.

          Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “Risk Factors—Risks Relating to our Securities—AmBev shareholders may not receive any dividends”. Any dividends payable on AmBev’s preferred shares must be 10% greater than those payable on AmBev’s common shares. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

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

AmBev - Dividends and Interest Attributable to Shareholders’ Equity

          The following table shows the cash dividends paid by AmBev to its preferred and common shareholders since September 17, 2001 in Reais and in U.S. dollars translated from Brazilian Reais at the commercial exchange rate as of the date of payment. The amounts include interest attributable to shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, on May 31, 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”.

Earnings generated	First payment date	Reais per thousand(1) share(2)	U.S. dollar equivalent per thousand(1) shares at payment date(3)

First half 2001	September 17, 2001	3.11	(preferred)	1.16
		2.83	(common)	1.06
Second half 2001	February 19, 2002	4.78	(preferred)	1.97
		4.34	(common)	1.79
First half 2002	November 25, 2002	4.37	(preferred)	1.15
		3.97	(common)	1.04
Second half 2002	February 28, 2003	9.27	(preferred)	2.60
		8.43	(common)	2.37
First half 2003	October 13, 2003	18.70	(preferred)	6.59
		17.00	(common)	5.99
Second half 2003	March 25, 2004	6.75	(preferred)	2.30
		6.14	(common)	2.09
First half 2004	October 8, 2004	5.80	(preferred)	2.05
		5.28	(common)	1.87
Second half 2004	February 15, 2005	17.15	(preferred)	6.66
		15.59	(common)	6.05
First half 2005	September 30, 2005	10.69	(preferred)	4.82
		9.72	(common)	4.38
Second half 2005	December 29, 2005	8.36	(preferred)	3.57
		7.60	(common)	3.25
	March 31, 2006	6.32	(preferred)	2.91
		5.75	(common)	2.65
First half 2006	June 30, 2006	6.08	(preferred)	2.81
		5.53	(common)	2.56

(1)	The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand.

(2)

The amounts set forth above are amounts actually received  by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid on behalf of AmBev’s shareholders. The dividends per thousand shares set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.

(3)	Translated to U.S. dollars at the exchange rate in effect at the date of payment.

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

	Annual Exchange Rates of Reais per U.S.$1.00

	2005		2004		2003		2002		2001

Low	R$	2.1633	R$	2.6544	R$	2.8219	R$	2.2709	R$	1.9357
High		2.7621		3.2051		3.6623		3.9552		2.8007
Average(1)		2.4125		2.9257		3.0600		2.9983		2.3532
Period End		2.3407		2.6544		2.8892		3.5333		2.3204

Source: Central Bank

(1)	Represents the average of the month-end exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00

	2006

	July		June		May		April		March		February		January

Low	R$	2.1646	R$	2.1643	R$	2.0586	R$	2.0892	R$	2.1067	R$	2.1177	R$	2.2116
High		2.2130		2.3088		2.3711		2.1542		2.2238		2.2217		2.3460

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

          Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “Risk Factors—Risks Relating to Our Securities”. The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

          Pursuant to the registration obtained by AmBev with the Central Bank in the name of The Bank of New York with respect to the AmBev ADSs to be maintained by the custodian, Banco Itaú S.A., on behalf of The Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares, such holder will be entitled to continue to rely on The Bank of New York’s registration for only five business days after such exchange, after which such holder must obtain its own registration. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations and obtains its own registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

RISKS RELATING TO BRAZIL AND OTHER COUNTRIES IN WHICH WE OPERATE

          Economic uncertainty and volatility in Brazil may adversely affect our business

          Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the not-so-distant past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 14.7% in 2002, 10.4% in 2003, 6.1% in 2004 and 5.7% in 2005.

          Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

          The Brazilian currency has devalued constantly during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar/real exchange rate depreciated from R$ 2.3204 per U.S.$1.00 at December 31, 2001 to R$ 3.5333 at December 31, 2002. The exchange rate reached R$ 3.9552 per U.S.$1.00 in October 2002. However, the real has appreciated against the U.S. dollar in recent years. The real had an appreciation of 22.3%, resulting in an exchange rate of R$ 2.8892 per U.S.$1.00 as of December 31, 2003, an 8.8% appreciation in 2004, resulting in an exchange rate of R$ 2.6544 per U.S.$1.00 as of December 31, 2004, and a further 13.4% appreciation in 2005, resulting in an exchange rate of R$ 2.3407.

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

          Devaluation of the real relative to the U.S. dollar may adversely affect our financial performance

          Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as aluminum and iron cans and PET bottles, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although for the last three years the real has appreciated against the U.S. dollar, we cannot assure you that it will continue to do so in the future. Our current policy is to hedge substantially all of our U.S. dollar-denominated debt against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.

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

          In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. We proposed to the federal government regulations requiring the mandatory installation of flow meters in all Brazilian beer and soft drinks factories in order to help the federal and state governments fight tax evasion in the beverage industry. Though the federal government issued this regulation in 2004 with respect to the beer industry only, it issued similar regulations with respect to the carbonated soft-drinks industry in 2006. We cannot assure you that these regulations will have the impact we expect.

          Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

          On January 31, 2003, we acquired a significant interest in Quinsa and on August 8, 2006 we increased a voting interest in Quinsa to aproximatedely 97.18%. Quinsa is a brewing company with a substantial portion of its operations in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which it operates. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit signs of stability in 2004 and 2005, with real GDP growth at 9.0% for 2004 and 9.2% for 2005, moderate inflation and stable peso nominal exchange rate during 2005, with variations of 12.3% and 2.0%, respectively. There was also improvement in the employment situation. The unemployment rate reached 10.1% during the fourth quarter of 2005, compared to 12.1% for the same period in 2004.

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

RISKS RELATING TO AMBEV

          We are subject to Brazilian and other antitrust regulations

          We have a substantial beer market share in Brazil and thus are subject to regulation under Brazilian antitrust rules. In addition, in connection with the combination of Brahma and Antarctica, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions. We are also party to other antitrust legal proceedings. For further information on this matter see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

          AmBev’s participation in the Argentine beer market increased substantially after the acquisition of our interest in Quinsa. Quinsa is subject to regulation under Argentinean antitrust rules. In addition, AmBev and Quinsa must comply with the conditions established by the CNDC, in connection with the acquisition of our interest in Quinsa. For further information on this matter see “Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect Quinsa’s business in the future, and therefore, impact the benefits that AmBev anticipates will be generated from this investment.

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

          These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—Business Overview—Regulation”.

          We are subject to more extensive regulations in Canada than in the other countries in which we operate

          Our North American operations are subject to more extensive regulations than our other operations, which may cause us to face unexpected challenges. We cannot assure you that problems encountered while dealing with these future changes in the regulatory environment will not have a material adverse effect on our business, financial condition and results of operation in North America.

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

          Deterioration in economic and market conditions in other emerging market countries may adversely affect the market price of AmBev’s securities

          Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors’ perception of economic conditions in Brazil. Past economic crisis in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in Brazil and other emerging market countries’ securities markets. In the recent past, Argentina, Venezuela, Uruguay and Paraguay experienced a significant economic downturn. The market value of our securities may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

          Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

           The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A. (“InBev”), and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 88.4% of AmBev’s common shares. In addition, BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party, together with the other controlling shareholders of InBev, to the InBev Shareholders’ Agreement with respect to 321,712,000 shares of InBev, which represent approximately 52.7% of the outstanding capital stock of InBev.

          InBev holds, directly or indirectly, shares of AmBev common stock that represent approximately 72.9% of the total voting power of AmBev’s capital stock. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew's former controlling shareholders. For further information on these matters see “Information on the Company—InBev-AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

          AmBev shareholders may not receive any dividends

          According to its current bylaws, AmBev must generally pay its shareholders 35% of its annual net income, as determined and adjusted under Brazilian GAAP (“adjusted income”). The main sources for these dividends are AmBev’s operations and AmBev’s operating subsidiaries. Adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP; therefore, adjusted income may not be available to be paid as dividends in a certain year. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

          It is possible, therefore, that shareholders of AmBev will not receive dividends in any particular fiscal year. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses.

          Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividend payments offshore

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

          As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. For further information on this matter see “Key Information – Exchange Rate Information - Exchange Controls”.

          If you exchange the AmBev ADSs for AmBev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

          The AmBev ADSs benefit from the foreign capital registration that The Bank of New York (as depositary) has in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York’s foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to AmBev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689/00 of the National Monetary Council. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “Key Information – Exchange Rate Information —Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

RISKS RELATING TO THE NOTES

          Possible extension of the expected maturity of the notes

          Under the terms of the notes and the indenture, if, on the expected maturity date for the notes, the insurance policy is in effect or certain funds are on deposit in the reserve account and certain specified events have occurred and are continuing relating to the imposition of currency exchange controls in Brazil, the date for the repayment of the notes will automatically be extended until the earlier to occur of: (i) twenty-four calendar months from the expected maturity date; (ii) the latest date for which funds are available in the reserve account or under the letter of credit and under the insurance policy to pay interest on the notes or (iii) the thirtieth day after any such currency exchange control event has ended. Accordingly, you should not rely, in making your investment decision, on receiving repayment in full of the notes on the initial expected maturity date.

          Any such extension of the expected maturity date could, depending on changes in the financial conditions of AmBev, ultimately affect the ability of the noteholders to receive all amounts due to them under such international notes and the related international indentures.

          Judgments of Brazilian courts enforcing our obligations under the notes or the indenture would be expressed only in Brazilian currency

          Any judgment obtained in a court in Brazil in case judicial proceedings were brought in Brazil seeking to enforce our obligations under the notes or the indenture would be expressed in Brazilian currency equivalent to the amount of foreign currency of such sum at the prevailing exchange rate: (i) at the date in which the judicial suit was filed, in which case the inflation adjustment of the amount due should be made in accordance with the indexes established by the court; or (ii) at the date of the payment, as determined by the court. Upon the rendering of such a judgment, we would be able to satisfy our obligations (i) upon payment in Brazil, in Brazilian currency, or (ii) upon remittance abroad of the foreign currency equivalent amount to the amount in Brazilian currency expressed in said judgment, converted according to the exchange rate prevailing at the date of such remittance, subject to the validity of the registration of the notes with the Brazilian Central Bank.

          Controls and restrictions on foreign currency remittance could impede our ability to make payments under the notes

          Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. See “—Controls and restrictions on foreign currency remittance could harm the ability of AmBev to transfer dividend payments offshore”.

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

          Book-entry registration

          Because transfers and pledges of global notes can be effected only through book entries at the Depository Trust Company (“DTC”), the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly, or indirectly through Euroclear or Clearstream, to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

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

Information on the Company

          AmBev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br.

History and Development of the Company

          Overview

          Companhia de Bebidas das Américas—AmBev is the successor of Companhia Cervejaria Brahma (“Brahma”) and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (“Antarctica”), two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

          In 1997, Brahma acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil.

          AmBev was incorporated as Aditus Participações S.A. (“Aditus”) on September 14, 1998. AmBev, a Brazilian sociedade anônima, is a publicly held corporation incorporated under the laws of the Federative Republic of Brazil. On July 1, 1999, the controlling shareholders of Brahma and Antarctica contributed all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the “controlling shareholders’ contribution”).

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

          On March 31, 2001, Brahma was merged into Antarctica, and Antarctica changed its name to CBB. These transactions had no effect on AmBev’s consolidated financial statements because each of the entities were wholly owned by AmBev.

          On January 31, 2003, AmBev completed a business combination with Quinsa, through which AmBev acquired a 40.5% initial economic interest in Quinsa and established a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay.

          During 2003 and the first quarter of 2004, AmBev expanded its presence in the north of Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.

          On August 27, 2004, AmBev and a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev.  At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company of AmBev to InBev in exchange for newly issued shares of InBev. After this transaction, InBev became the majority shareholder of AmBev through subsidiaries and holding companies, one of which being InBev Holding Brasil S.A. (“Inbev Brasil”).

          On May 31, 2005, CBB merged into AmBev, a transaction which simplified AmBev’s corporate structure.

          On July 28, 2005, InBev Brasil was merged into AmBev. See “Major Shareholders and Related Party Transactions -- Material Related Party Transactions – AmBev and InBev”.

          On August 3, 2005, AmBev, BAC and Quinsa entered into an agreement pursuant to which Quinsa agreed to acquire BAC’s 5.32% equity interest in Quilmes International (Bermuda) Ltd. ("QIB") for approximately U.S.$119million. The transaction closed on June 28, 2006. As a result of such transaction, Quinsa owns 92.95% of QIB, while AmBev owns the remaining 7.05%. See "Interest in Quinsa".

          On April, 13, 2006, AmBev announced that it has entered into an agreement with BAC, the controlling shareholder of Quinsa, pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest.  Upon the closing of the transaction, AmBev’s equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital. This transaction closed on August 8, 2006 and Ambev paid to BAC U.S.$ 1,252,572,033.

          The Brahma-Antarctica Combination—Creation of AmBev and Brazilian Antitrust Approval

          Companhia Cervejaria Brahma(“Brahma”) was a company engaged in the production and sale of beverages (primarily beer and soft drinks). Brahma was controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

          Indústrias de Bebidas e Conexos Antarctica Paulista S/A(“Antarctica”) was also a company engaged in the production and sale of beverages, primarily beer and soft drinks. Antarctica was controlled by a foundation named Fundação Antônio e Helena Zerrener (“FAHZ”), which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

          The Brahma-Antarctica transaction consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination led to the formation of AmBev, a holding company that had Brahma and Antarctica as its subsidiaries, and was performed in three steps.

           First, in July 1999 the Braco Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares. As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares.

          Second, in September 1999, Antarctica’s minority shareholders’ exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly-owned subsidiary of AmBev.

          Third, in September 2000, Brahma’s minority shareholders’ exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly-owned subsidiary of AmBev.

          Brazilian antitrust authorities have the power to investigate any transaction that may limit or impair competition, or result in a dominant market position, including transactions that result in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company with annual gross sales of R$ 400 million or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders’ contribution resulted in a market share for AmBev as of that date in excess of 70% of the Brazilian beer market and 20% of the Brazilian soft drinks market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

          CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. On April 7, 2000, CADE approved the controlling shareholders’ contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with soft drinks or other beverages produced by AmBev. On April 19, 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement included:

•

Distribution network: For a period of four years, we had to share our distribution network with at least one regional Brazilian beer company, which could not have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. On September 10, 2001, after a public bidding process, AmBev signed an agreement for the sharing of AmBev’s distribution network with Eduardo Bier Comercial de Produtos Alimentícios (“Dado Bier”);

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

•

Exclusivity: We and our distributors could not demand that points of sale operate on an exclusive basis, except in certain circumstances, including where our investments and improvements were equivalent to a significant portion of the assets of the point of sale; and

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

          Non-compliance with any obligation under the performance agreement may trigger a minimum daily fine of R$ 10.3 thousand per occurrence. This daily fine could be increased up to a maximum of R$ 206.1 thousand per occurrence. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders’ contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement. Pursuant to the terms of the performance agreement, AmBev has to file with CADE half yearly reports attesting compliance with its terms and conditions. AmBev filed the tenth and last report on August 31, 2005. CADE has analyzed all reports up to the eighth report and, except for the obligations in connection with exclusivity agreements and the closure of plants (in connection with which further information has been required) all other obligations under the agreement have been considered fulfilled up to the date of such reports.

          Interest in Quinsa

          On January 31, 2003, AmBev consummated the acquisition of an interest in Quinsa, an indirect holding company of Cerveceria y Malteria Quilmes, the largest Argentine brewer, and in Quilmes International (Bermuda) Ltd. (“QIB”), Quinsa’s controlled subsidiary which is the holding company for all Quinsa’s operating subsidiaries. Quinsa owned 85% of the economic interest in QIB as of January 31, 2003. This transaction involved an initial acquisition of 37.5% of the total capital of Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest. The transaction included:

•	the purchase of 230.9 million Class A Quinsa shares from BAC, for R$ 1,222.6 million (U.S.$346.4 million);

•

the contribution of AmBev’s brewery assets located in Argentina, Uruguay and Paraguay, with a book value (determined under Brazilian GAAP) of R$ 300.7 million, in exchange for 26.4 million new Class B shares issued by Quinsa; and

•	the purchase of 8.0 million QIB shares from Heineken International Beheer B.V.C. (“Heineken”), a subsidiary of Heineken N.V., for R$ 206.5 million (U.S.$58.5 million).

          During 2003, we acquired an additional 12.0 million Class B shares of Quinsa in the open market for a total consideration of R$ 243.7 million (U.S.$82.7 million), increasing our total economic interest in Quinsa to 49.7% at December 31, 2003. During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to 59.2% as of December 31, 2005.

          AmBev and BAC were parties to a shareholders’ agreement whereby each shareholder exercised 50% control over the operations of Quinsa. Accordingly, under Brazilian GAAP, for the period covered by this annual report, Quinsa is proportionally consolidated and under U.S. GAAP, Quinsa is accounted for under the equity method.

          This acquisition granted AmBev access to leading positions in the Argentine, Bolivian, Uruguayan and Paraguayan markets, as well as to Quinsa’s operations in Chile. In addition, following the acquisition, AmBev has been able to distribute the Quilmes brands throughout Brazil. Pursuant to the original agreement with BAC, AmBev had a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for shares of AmBev, which could have been exercised by AmBev beginning in April 2009 and in April of each year thereafter. Conversely, BAC had a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for shares of AmBev, which could have been exercised by BAC beginning in April 2003 and in April of each year thereafter. We refer to these agreements in this annual report as the “Quinsa Put and Call Options”. The price of the shares would have been calculated based on the EBITDA of both AmBev and Quinsa at the time of exchange, as defined in the agreement.

          The acquisition of AmBev’s interest in Quinsa was approved with certain restrictions by the CNDC, the Argentine Antitrust Authority. The main restrictions imposed were:

•

Quinsa and AmBev are required to sell the brands Bieckert, Palermo, Imperial and Norte, as well as the brewery located in Luján, where the Brahma brand was produced, to an independent brewery, which must be financially sound and which does not produce beer in the Argentine Market (the “Purchaser”).

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

          Companies that produce beer in Argentina may not purchase the assets we are required to sell pursuant to the CNDC’s decision. In February 2003, a subsidiary of Compañía Cervecerías Unidas S.A. (“CCU”) filed a lawsuit to be able to participate in any such sale and our compliance with the restrictions was suspended until a final decision was issued by the Supreme Court. The Supreme Court rejected CCU’s claim in February 28, 2006 and since April 4, 2006 we are able to sell the assets pursuant to the CNDC decision.

          In April 2006, AmBev agreed to acquire BAC’s remaining shares in Quinsa for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. The acquisition was financed through a mix of internal and external sources, a combination of cash flow and the issuance of debt in the local market. The closing of the transaction was subject to customary conditions precedent, including any required regulatory approvals. Upon the closing of the transaction,which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital. The adjusted purchase price was US$ 1,252,572,033.

          The transaction was ratified by AmBev’s shareholders in a meeting held on June 27, 2006.

          Expansion into the North of Latin America

          During 2003 and the first quarter of 2004, we extended our presence in Latin America through a series of transactions in the northern region of the continent.

          Central America

          On October 24, 2002, AmBev and The Central America Bottling Corporation (“CabCorp”), PepsiCo’s anchor bottler in Central America, agreed to establish a 50-50 joint venture company to explore the beer markets in Central America and the Caribbean. The joint venture, AmBevCentroAmerica, built a brewing facility in 2003 in the region of Tecolután, Guatemala. AmBevCentroAmerica started to produce beer in September 2003, when the Brahva brand, an extension of AmBev’s Brahma brand, was launched in Guatemala. In 2004, the sales of Brahva were extended to Nicaragua and, in the beginning of 2005, to El Salvador. Brahva is sold in these three countries through CabCorp’s distribution network.

          Peru

          On October 14, 2003, we agreed to purchase, through our Peruvian subsidiary AmBevPerú, certain production and distribution assets from Embotelladora Rivera, including two soft drinks bottling plants, for a consideration of R$ 86.7 million. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In connection with our expansion in Peru, in May 2005 we finalized a brewing and soft drinks bottling facility in the region of Lima, with an estimated investment of approximately R$ 92.1 million, and we launched the Brahma brand in the local market.

          On March 8, 2006, AmBev entered into an agreement for the sale of 25% of the capital stock of its Peruvian subsidiary AmBevPerú to Ransa Comercial S.A., a company of the Romero business group (“Romero Group”). The Romero Group is a Peruvian business group that is active in several segments of the Peruvian economy, including the food industry, logistics and financial services. The agreement was concluded on July 17, 2006 at an amount of approximately US$ 3.7 million.

          Ecuador

          On December 2, 2003, we acquired 80% of the voting rights and economic interest of Cerveceria Suramericana in Ecuador, the owner of a brewing facility in the city of Guayaquil, with an annual production capacity of 900,000 hectoliters. This company was valued at an amount equivalent to its existing debt (approximately U.S.$45 million), and was renamed AmBevEcuador. In October 2004, we launched the Brahma brand in the local market.

          Dominican Republic

          On February 12, 2004, we acquired a 51.0% voting and economic interest in Embotelladora Dominicana, C. per A. (“Embodom”), PepsiCo’s bottler for the Dominican Republic, for U.S.$60.0 million. AmBev’s stake reached 66.0% by the end of 2005 through an asset contribution to Embodom consisting of U.S.$10 million and a brewing facility in the region of Santo Domingo, which started operations in August 2005.

          InBev-AmBev Transactions

          The “InBev-AmBev transactions” consisted of two transactions negotiated simultaneously: (i) in the first transaction, the Braco Group exchanged its AmBev shares for shares in Interbrew S.A./N.V. (“Interbrew”); and (ii) in the second transaction, AmBev issued shares to Interbrew in exchange for Interbrew’s 100% stake in Labatt Brewing Company Ltd. (“Labatt”).

Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions

          AmBev

          Immediately prior to the InBev-AmBev transactions, AmBev was a public company traded on the São Paulo Stock Exchange and on the New York Stock Exchange, controlled by the Braco Group and the FAHZ in accordance with the terms of the AmBev Shareholders’ Agreement. The Braco Group held approximately 53% of AmBev’s common shares while FAHZ owned approximately 24% of AmBev’s common shares. The remaining 23% of AmBev’s common shares were publicly held.

          Interbrew

          Interbrew was also a public company listed on Euronext — Brussels, and was controlled by Stichting Interbrew (the “Stichting”), which owned approximately 64% of Interbrew’s common shares. Two charitable foundations Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “InBev Foundations”) owned approximately 2% of Interbrew’s common shares. The remainder of Interbrew’s common shares were held in the market. The Stichting represented the interests of the Interbrew Founding Families. Interbrew owned, through certain holding companies, 100% of Labatt.

Exchange of shares between Braco Group and Interbrew Founding Families

          In March 2004, various entities controlled by the Braco Group entered into an agreement (the “Contribution and Subscription Agreement”) with Interbrew and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in AmBev for newly-issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

          Upon closing of this transaction in August 2004, (i) the Braco Group received approximately 44% of the voting interest in the Stichting, which thereupon owned approximately 56% of Interbrew’s common shares, and (ii) Interbrew received approximately a 53% voting interest and a 22% economic interest in AmBev. Such voting interest was subject to the pre-existing AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transactions. In addition, Interbrew was renamed InBev S.A./N.V. (“InBev”).

          Acquisition of Labatt

          Also in March 2004, AmBev entered into an agreement (the “Incorporação Agreement”) through which an indirect holding company of Labatt would be merged into AmBev. As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

          With the consummation of this transaction also in August 2004, (i) Labatt became a wholly-owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions

          InBev

          With the closing of the InBev-AmBev transactions, 56% of InBev’s voting shares were owned by the Stichting, 1% was owned by the InBev Foundations, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

          The Braco Group became the holder of 44% of the Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of the Stichting’s voting interests. In addition, the Braco Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement (the “InBev Shareholders’ Agreement”) providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev.

          AmBev

          With the closing of the InBev-AmBev transactions, InBev became the owner of approximately 68% of AmBev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining 15% were held by the public.

Mandatory Tender Offer

          Pursuant to Brazilian corporate law, InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed in March 2005, and InBev acquired an additional 2,960,070,177 AmBev common shares, increasing its stake in AmBev to approximately an 81% voting interest and a 56% economic interest.

          FAHZ did not tender its AmBev shares in the MTO.

AmBev common stock dividend

          The subsequent change to AmBev’s ownership structure resulted from the payment by AmBev of a common stock dividend in May 2005. Pursuant to the stock dividend transaction, AmBev increased its capital by 10,941,151 thousand common shares and paid a stock dividend to its shareholders of one common share for each 5 shares owned (preferred or common). After the stock dividend was paid, InBev’s voting interest in AmBev decreased to approximately 73%, FAHZ’s voting stake decreased to approximately 13.5% and the voting interest held by AmBev’s public shareholders increased to approximately 13.5%.

          InBev Shareholders’ Agreement

          According to publicly available information, we understand that, in connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, an affiliate of EPS, Rayvax Société d’Investissements S.A.  (“Rayvax”) and Stichting entered into a shareholders agreement (the “InBev Shareholders’ Agreement”) that became effective on August 27, 2004. The InBev Shareholders’ Agreement provides for BRC and EPS to hold their interests in InBev through Stichting and addresses, among other things, certain matters relating to the governance and management of Stichting and InBev as well as the transfers of interests in InBev. On August 27, 2004, BRC transferred all 141,712,000 of its InBev shares to Stichting in exchange for 141,712,000 Stichting certificates, and EPS held 180,000,000 Stichting certificates (representing 180,000,000 million InBev shares). As of December 31, 2004, the 321,712,000 InBev shares held by Stichting represented 55.8% of all issued and outstanding InBev shares at that time. Pursuant to the terms of the InBev Shareholders’ Agreement, BRC and EPS will jointly and equally exercise control over Stichting and the InBev shares held by Stichting.

          The InBev Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their InBev shares held through Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 InBev shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 InBev shares). In addition, the InBev Shareholders’ Agreement requires certain affiliates of EPS whose InBev shares are not held through Stichting to vote their InBev shares in the same manner as the InBev shares held by Stichting and will restrict such affiliates’ ability to transfer their InBev shares in a manner that would disrupt the orderly trading of the InBev shares. In addition, under the InBev Shareholders’ Agreement, EPS and BRC agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions. The InBev Shareholders’ Agreement will remain in effect for an initial term of 20 years from August 27, 2004. Thereafter, the InBev Shareholders’ Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement.

          Investment Grade Status

          In December 2004, Standard & Poor’s raised AmBev’s risk rating denominated in foreign currency from BB- to BBB-, three levels above the Brazilian government’s sovereign risk. In January 2006, Fitch also raised AmBev’s risk rating in foreign currency to BBB-, making AmBev the first Brazilian company to receive such ratings from Standard & Poor’s and Fitch.

          Merger of CBB into AmBev

          On May 31, 2005, in order to simplify AmBev’s corporate structure, CBB merged into AmBev. AmBev held 99.99% of CBB, and issued 26,585 new AmBev common shares to CBB minority shareholders, representing an increase in AmBev’s shareholders’ equity of approximately R$ 4.0 thousand.

          Merger of InBev Brasil into AmBev

          On July 28, 2005, InBev Brasil was merged into AmBev. See “Major Shareholders and Related Party Transactions -- Material Related Party Transactions – AmBev and InBev”.

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

•

Hispanic Latin America (“HILA”), which includes AmBev’s stake in Quinsa, and the operations of our subsidiaries in the Dominican Republic, Ecuador, Guatemala (which also serves Nicaragua and El Salvador), Peru and Venezuela. We refer to our HILA operations, excluding Quinsa and its subsidiaries, as “HILA-ex”; and

•

North America, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States. The following map illustrates the main locations where our business units operate:

          The following table presents a breakdown of our net revenues by business division:

	Net Proceeds Year ended December 31,

	2005		2004		2003

Brazil	9,902.8	62.1%	8,525.9	71.0%	7,637.7	88.0%
Beer Brazil	8,119.1	51.0%	6,907.4	57.5%	6,114.6	70.5%
CSD & NANC	1,648.7	10.3%	1,462.8	12.2%	1,332.1	15.3%
Other Products	135.0	0.8%	155.8	1.3%	190.9	2.2%
HILA	2,080.3	13.0%	1,922.1	16.0%	1,046.1	12.0%
Quinsa(1)	1,299.9	8.1%	1,153.0	9.6%	773.7	8.9%
HILA-ex	780.4	4.9%	769.1	6.4%	272.4	3.1%
North America(2)	3,975.5	24.9%	1,558.8	13.0%	—	—
AmBev Consolidated	15,958.6	100.0%	12,006.8	100.0%	8,683.8	100.0%

(1)	Quinsa’s net revenues in proportion to AmBev’s economic stake in Quinsa.
(2)	Consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2005.

Source: AmBev

          The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes Year ended December 31,

	2005		2004		2003

Brazil	82,743.1	66.0%	76,884.9	70.7%	74,058.4	78.5%
Beer Brazil	62,486.4	49.9%	57,776.8	53.1%	55,260.2	58.6%
CSD & NANC	20,256.7	16.1%	19,108.2	17.6%	18,798.3	19.9%
Other Products	—	—	—	—	—	—
HILA	31,678.6	25.3%	28,333.2	26.0%	20,301.3	21.5%
Quinsa(1)	24,997.5	19.9%	22,145.9	20.3%	18,514.6	19.6%
HILA-ex	6,681.1	5.4%	6,187.2	5.7%	1,786.7	1.9%
North America(2)	10,891.6	8.7%	3,621.3	3.3%	—	—
AmBev Consolidated	125,313.3	100.0%	108,839.4	100.0%	94,359.7	100.0%

(1)	Includes 100% of the sales volumes of Quinsa.
(2)	Consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2005.

Source: AmBev

          Business Strategy

          We aim to continuously improve economic value. Based on this strategy our main drivers are:

•	our people and culture;

•	top line growth;

•	distribution efficiency and execution;

•	permanent cost and expense reduction; and

•	financial discipline.

          Our People and Culture

          We are aware of the value and importance of highly qualified, motivated and committed employees. We carefully manage our hiring and training process with a view to maintaining outstanding professionals among our ranks.  In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees – Compensation – Profit-Sharing Plan”.

          Another core element of our culture is our distinguished managerial capabilities, which is summarized by: (i) hardworking ethos; (ii) results focused evaluations; (iii) the encouragement of our executives to act as owners, not only managers; (iv) leadership through personal example and (v) appreciation for field experience.

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

•

Market share: we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

•	Increase per capita consumption: based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

          Distribution Efficiency and Execution

          Delivering national beer brands to almost one million points of sale is a very complex feature of our business. In recent years, we have been focusing on direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three inherited, parallel, single-brand systems (each of them dedicated to one of our major brands, Skol, Brahma and Antarctica), we are shifting towards a multi-brand network of distributors committed to handling all of our brands.

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

          Permanent Cost and Expense Reduction

          Cost and expense control is one of our employees’ top priorities. Each of our departments must comply with its respective annual budget for fixed costs; the employees of those departments which exceed the budget are not entitled to bonuses.

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

          Seasonality

          Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays in the regions. Therefore, in the Southern Hemisphere (Brazil and HILA) volumes are usually stronger in the fourth quarter due to early summer and year-end festivities. In North America, volumes are stronger in the second and third quarters due to the summer season. This is demonstrated by the table below, which sets forth our volumes by quarter and business division:

	2005 Quarterly Volumes (As a percentage of annual volumes)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2005

Brazil	23.8%	22.2%	23.2%	30.8%	100.0%
Beer Brazil	23.9%	22.2%	23.2%	30.7%	100.0%
CSD & NANC	23.5%	22.2%	23.2%	31.1%	100.0%
HILA	26.4%	19.6%	22.0%	32.0%	100.0%
Quinsa	27.4%	18.8%	21.1%	32.7%	100.0%
HILA-ex	22.5%	22.7%	25.1%	29.7%	100.0%
North America	18.7%	28.5%	28.5%	24.3%	100.0%
AmBev Consolidated	24.0%	22.1%	23.3%	30.6%	100.0%

          Description of The Markets Where We Operate

          Brazil

          The Brazilian beer market

          In 2005, Brazil was the world’s third largest beer market in terms of volume, reaching 93.2 million hectoliters, according to Euromonitor. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second most important packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

          As of May 2006, according to ACNielsen, we had a 68.8% market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 12.5% market share; Femsa with a 7.6% market share; and Cervejaria Petrópolis S/A with a 6.5% market share in May 2006, according to ACNielsen.

          Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving more than 250 operators. The other branch is our proprietary direct distribution system, involving more than 40 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “Business Overview – Business Strategy”.

          The Brazilian soft drinks market

          The soft drinks market in Brazil is comprised of many different segments, including carbonated soft drinks (“CSD”), bottled water, isotonics and iced teas. The CSD segment is the most relevant one for us, representing more than 90% of the profits of our CSD & NANC business unit. We also sell isotonics, iced tea and bottled water.

          The main flavors of soft drink in Brazil are (i) black cola, (ii) guaraná, (iii) orange, and (iv) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in 2-liter one-way PET bottles, for off-premise consumption. Specifically for our portfolio, the 350 milliliter one-way aluminum can is also an important packaging presentation, and is mainly sold in supermarkets.

          Our main competitor in this market is The Coca Cola Company, which operates in Brazil through approximately 20 bottlers. As of May 2006, according to ACNielsen, The Coca Cola Company family of brands had a 54.6% market share in the Brazilian soft drinks market, while we had a market share of 16.8%. Apart from The Coca Cola Company, we face competition from small regional producers that produce what is usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

          Our main CSD brands are Guaraná Antarctica, the leader in the guaraná flavor segment, and Pepsi Cola, which is sold under license from PepsiCo. We also have in our portfolio the brands Gatorade, in the isotonics market, and Lipton Ice Tea, in the iced tea market, which are also sold under license.

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

          HILA-ex

          Central America (including Guatemala, El Salvador and Nicaragua)

          According to Euromonitor, the beer markets in Central America where we operate had combined annual sales volume of 2.6 million hectoliters in 2005. In these markets, beer is predominantly sold in returnable bottles in small retail stores.

          In El Salvador, the main packaging presentation is the returnable, 12 oz. glass bottle. Our main competitor in El Salvador is the market leader, a local subsidiary of SAB Miller.

          In Guatemala, the main packaging presentation is the returnable, 12 oz. glass bottle. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

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

          The Dominican Republic

          The Dominican beer market

          According to Euromonitor, the Dominican beer market annual sales volume is estimated at 3.1 million hectoliters in 2005. The main packaging presentation in that country is the returnable, 650 milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cerveceria Presidente, which is a joint venture among local investors and a subsidiary of the Altria Group, Inc.

          In connection with our expansion in the Dominican CSD market, we built a brewing and soft drinks bottling facility in the region of Santo Domingo, which started operations in August 2005. We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

          The Dominican CSD market

          According to our estimates, the Dominican CSD market annual sales volume was 2.1 million hectoliters in 2005. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We are the leading player in that market, and compete with The Coca Cola Company, represented by its local bottler.

          We entered the Dominican CSD market in February 2004 through the acquisition of a controlling stake in Embodom, PepsiCo’s Dominican Republic bottler. Our main brands in that country are Red Rock, Pepsi Cola and Seven UP (all of which are marketed under license from PepsiCo).

          Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

          Ecuador

          According to Euromonitor, the Ecuadorian beer market annual sales volume is estimated at 2.6 million hectoliters in 2005. The main packaging presentation in that country is the returnable, 578 milliliter glass bottle, predominantly sold in small retail stores. The leading player in that market is SAB Miller.

          We entered the Ecuadorian beer market through the acquisition of Cerveceria Suramericana in December 2003, which had by that time less than 5% market share through its own Biela brand. In October 2004, Biela brand was discontinued and we launched the Brahma brand in Ecuador.

          Our distribution system in Ecuador is comprised of direct distribution operations and third-party distributors.

          In 2004, we entered into a legal dispute with Grupo Empresarial Bavaria (now SAB Miller), claiming the right to use common-shaped returnable beer bottles (578 milliliters) that are widely available in the local market.  The purpose of the dispute is to allow full interchangeability between our bottles and those carried by other market players. Ecuadorian courts have not yet reached a final decision on this matter, and we cannot anticipate when the dispute will be resolved.  We currently use a proprietary returnable beer bottle (578 milliliters) in Ecuador.

          Peru

          The Peruvian beer market

          According to Euromonitor, the Peruvian beer market annual sales volume is estimated at 7.1 million hectoliters in 2005. The main packaging presentation in that country is the returnable, 620 milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SAB Miller.

          In connection with our expansion in the Peruvian CSD market, we finalized in May 2005 a brewing and soft drinks bottling facility in the region of Lima, which allowed us to start selling the Brahma beer brand in that country.

          The same distribution system used in Peru for our CSD business is also used for the beer sales.

          In 2004, we entered into a legal dispute with Grupo Empresarial Bavaria (now SAB Miller), claiming the right to use common-shaped returnable beer bottles (620 milliliters) that are widely available in the local market.  The purpose of the dispute is to allow full interchangeability between our bottles and those carried by other market players.  Peruvian courts have not yet reached a final decision on this matter, and we cannot anticipate when the dispute will be resolved.  We currently use proprietary 630 milliliter and 1.1 liter returnable beer bottles in Peru.

          The Peruvian CSD market

          According to our estimates, the Peruvian CSD market annual sales volume was 12.2 million hectoliters in 2005. The main packaging presentation in the country is the 3.0 liter one-way PET bottle, which is predominantly sold in small retail stores. The leading player in that market is The Coca Cola Company, represented by its local network of bottlers. We also face competition from small regional producers that produce what is usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold for a significantly lower price than our products.

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

          Venezuela

          According to Euromonitor, the Venezuelan beer market annual sales volume is estimated at 22.0 million hectoliters in 2005. The main packaging presentation in that country is the returnable, 222 milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cerveceria Polar, the market leader, and Cerveceria Regional, the second largest player.

          Our main brands in Venezuela are Brahma Chopp and Brahma Light, and our distribution system is comprised of direct distribution operations and third-party distributors.

          North America

          Our North America business unit is represented by Labatt’s operations, which include domestic beer sales in Canada and exports of Canadian brands to the United States.

          According to Euromonitor, the annual sales volume in the beer market in Canada is estimated at 28.2 million hectoliters in 2005. The main packaging presentation in that country is the returnable, 341 milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has a market share similar to ours (approximately 41.0%). We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”), Moosehead Breweries Ltd. and Lakeport Brewing Corporation.

          Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from Anheuser-Busch, Inc.) (“Anheuser-Busch”), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

          Distribution in Ontario

          In Ontario, the province with the largest beer consumption in Canada, we own in partnership with Molson and Sleeman a distribution and retail company named Brewers Retail Inc., the retail component of which carries out business as The Beer Store (“TBS”). TBS and the Liquor Control Board of Ontario, a chain of liquor stores owned by the government of the Province of Ontario (“LCBO”), own the exclusive rights to sell beer for off-premise consumption in Ontario. TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

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

          Distribution in Quebec

          Quebec is the province in Canada with the second largest beer consumption. In this province there are no exclusive rights for the sales of beer, and both the on-premise and off-premise sales channels are mostly comprised of privately owned stores. The SAQ, a government-operated liquor store, sells a select few beer brands that are not available in the private retail system.

          We (as well as our competitors) sell our products in Quebec through a direct sales system.

          Distribution in the Western Provinces

          In the Western Provinces (including Alberta, British Columbia, Manitoba, Saskatchewan, the Yukon and the Northwest Territories), we and Molson own a joint-venture company that distributes our and Molson’s products to the retail stores. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

          Distribution in the Atlantic Provinces

          We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through distribution and retail networks controlled by the government.

          Exports to the United States

          We sell some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA (previously Labatt USA, L.L.C.), a subsidiary of InBev. See “Major Shareholders — Material Related Party Transactions”.

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

          Sources and Availability of Raw Materials

          Beer

          The main raw materials used in our production are malting barley, malt, grits, corn syrup, rice, hops and water.

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

          Hops

          There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. The supply of hops is concentrated by few international companies, namely the Barth-Haas Group, Yakima Chief, Inc., Hopsteiner and HVG Hopfenverwertungsgenossenschaft. There are generally several suppliers available to meet our needs.

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

          Other

          We produce all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored soft drinks.

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

          We are currently studying the viability of investing in the construction of a glass bottle producing facility. It is too early to predict the results of such a viability study.

          Our main can suppliers are Rexam, Latapack Ball, Metalic and Crown-Cork. We generally purchase all of the glass bottles used in the packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and soft drink primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ. Plastic closures are principally purchased from Alcoa Aluminio and Crown-Cork. PET pre-forms are principally purchased from Amcor. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

          Regulation

          All our operations are subject to local governmental regulation and supervision, including (i) labor laws; (ii) social security laws; (iii) public health, consumer protection and environmental laws; (iv) securities laws; and (v) antitrust laws. In addition, regulations exist to (i) ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (ii) place restrictions on beer consumption.

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

          Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	Each country has a minimum legal drinking age that is established by the government; the legal drinking age varies from 18 to 21 years.

•	Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in Venezuela, some regions of Argentina and Canada.

•

Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another.

•	Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores.

•

Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by AmBev, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry and recently the Government of Ontario has established an independent panel to review beverage alcohol policies in Ontario, and as part of this exercise The Beer Store is undergoing heightened government scrutiny.  It is difficult to determine the approach that the Government of Ontario will take.

          Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (i) the media channels used, (ii) the contents of advertising campaigns; and (iii) the time and places where beer can be advertised.

          Marketing

          AmBev’s marketing initiatives are concentrated in off-trade and on-trade initiatives.

          Off-trade initiatives

          Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites.

          On-trade initiatives

           On trade initiatives includes banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

          Licenses

          AmBev entered into long-term agreements with PepsiCo whereby AmBev was granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017.  See “Additional Information—Material Contracts”.  AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina and Uruguay.

          In 2005, sales volumes of PepsiCo products represented 37.2% of total CSD & NANC sales volumes in Brazil, 64.8% of total CSD & NANC sales volumes in the Dominican Republic and all of CSD & NANC sales volumes in Peru.

          Effective January 1, 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire January 1, 2098 and are renewable by either party for a second term of 100 years.

          In 2005, the Anheuser-Busch brands sold by Labatt represented 34.7% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

          On March 21, 2005, AmBev and InBev entered into a 10-year cross-licensing agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Since March 23, 2005, InBev has launched the Brahma brand in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of the Stella Artois brand in Brazil on June 28, 2005. Labatt and InBev have an arrangement through which Labatt distributes Stella Artois branded beer in Canada. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S, under a distribution agreement entered into with Labatt.

          Taxation

          Beer

          Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2005 represented as a percentage of gross sales was: 35.8% in Brazil; 24.8% in Canada; 17.4% in Central America; 27.0% in Ecuador; 39.8% in Peru; 37.0% in the Dominican Republic and 22.2% in Venezuela. A description of taxation on beer in the markets where Quinsa operates can be found in Quinsa’s annual report on Form 20-F, which will be filed with the Securities and Exchange Commission. Please refer to that description for an understanding of the Quinsa market.

          CSD & NANC

          Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our CSD & NANC products in 2005 represented as a percentage of gross sales was: 27.4% in Brazil; 11.8% in the Dominican Republic; and 21.6% in Peru. A description of taxation on CSD & NANC in the markets where Quinsa operates can be found in Quinsa’s annual report on Form 20-F, which will be filed with the Securities and Exchange Commission. Please refer to that description for an understanding of the Quinsa market.

Organizational Structure

          AmBev is 56.1% owned by InBev, and is part of the InBev group of companies. InBev is currently the world’s largest platform for beer sales, and AmBev is in charge of operations in South, Central and North America (excluding Cuba and the United States).

          Since the merger of CBB into AmBev on May 31, 2005, AmBev conducts the bulk of its operations in Brazil directly. It is also the indirect holding company for Labatt, the operations of HILA-ex and our stake in Quinsa and QIB. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of May 31, 2006 on total share capital owned. The table below does not reflect AmBev’s increased interest in Quinsa as a result of the closing of the purchase of BAC’s shares in Quinsa. For a list of our material subsidiaries, see Exhibit 8.1 to this annual report.

Property, Plant and Equipment

          Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Brazil, Canada, the Dominican Republic, Ecuador, Guatemala (from which we also serve the beer markets of El Salvador and Nicaragua), Peru, Uruguay, Venezuela and Quinsa’s brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Paraguay and Uruguay. In May 2005, our beer plant in the metropolitan region of Lima, Peru, started operations, and in August 2005, the beer plant in the Dominican Republic started operations. Additionally, in 2005 we closed one brewery in New Westminster, British Columbia, Canada, and we have announced the closing of our brewery in Toronto, Ontario, Canada.

           In 2005, our aggregate beer and soft drink production capacity was 164.3 million hectoliters per year. Our total annual beer production capacity was 121.9 million hectoliters. Our total soft drink production capacity was 42.4 million hectoliters. In 2005, the production of these facilities totaled 76.7 million hectoliters for beer and 23.6 million hectoliters for soft drink. These figures do not include facilities operated by Quinsa.

          The following is a list of our principal production facilities, excluding facilities operated by Quinsa (a list of Quinsa's facilities can be found in Quinsa's annual report on Form 20-F, which will be filed with the Securities and Exchange Commission):

Brazil		HILA-ex		North America

Plant	Type of Plant	Plant	Type of Plant	Plant	Type of Plant

Agudos, São Paulo	Beer	CACN, Venezuela	Beer	St. John’s	Beer
Brasília, Federal District	Beer	Cerveceria Rio, Guatemala	Beer	Halifax	Beer
Curitiba, Paraná	Beer	Cerveceria Suramericana, Ecuador	Beer	Montreal	Beer
Astra, Maranhão	Beer	Hato Nuevo, Dominican Republic	Beer	London	Beer
Goiânia, Goiás	Beer	Santo Domingo, Dominican, Republic	Soft Drinks	Edmonton	Beer
Jacareí, São Paulo	Beer	Sullana, Peru	Soft Drinks	Creston	Beer
Lages, Santa Catarina	Beer	Lima, Peru	Mixed
Natal, Rio Grande do Norte	Beer	Cympay, Uruguay	Malt
Guarulhos, São Paulo	Beer	MUSA, Uruguay	Malt
Águas Claras, Sergipe	Mixed	Maltería Pampa, Argentina	Malt
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
João Pessoa, Paraíba	Mixed
Nordeste, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
Manaus, Amazonas	Crown Cap
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt

Operating and Financial Review and Prospects

Operating Results

Introduction

          The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements included in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

          We have prepared our audited consolidated financial statements included in this annual report in Brazilian reais in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The audited financial statements included elsewhere in this annual report include a reconciliation of net income and shareholders’ equity to U.S. GAAP, a discussion of the reconciling differences in accounting principles, and the presentation of the U.S. GAAP condensed balance sheets and statements of operations in Brazilian reais.

          AmBev’s discussion and analysis of its financial condition and results of operations are based upon its primary financial statements. As a result, the financial information and related discussion and analysis contained in this Item are in accordance with Brazilian GAAP and figures are in reais, unless otherwise stated.

Critical Accounting Policies

          The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. Generally Accepted Accounting Principles, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see Note [2] to our consolidated financial statements included herewith.

          Accounting for Business combinations and Impairment of Goodwill and Intangible Assets

          We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Labatt and of Quinsa.

          Under Brazilian GAAP, goodwill is the difference between the purchase consideration and the book value of the net assets acquired. Intangible assets are not separately recognized. Goodwill is amortized over defined finite periods, as disclosed in Note 2(k) to our financial statements, and tested for impairment when an event or change in circumstances indicate that the book value of the investment will not be recoverable.

          Under U.S. GAAP, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” became effective for acquisitions after June 30, 2001. This standard requires that goodwill no longer be amortized but tested annually for impairment, and we therefore ceased to amortize goodwill as from January 1, 2002. Our intangible assets with definite useful lives continue to be amortized over the estimated useful lives of these assets.

          We test our goodwill and other long-lived assets for impairment annually or whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

          Pension and other Post-Retirement Benefits

          We account for all benefit obligations provided by us, including those in relation to FAHZ and Labatt, in accordance with the IBRACON Accounting Standard and Procedure NPC No. 26, “Pensions and Post-retirement benefits”. This standard requires the comprehensive recording of pension obligations and expenses on an actuarial basis. We recognize in our income a charge to pensions and post-retirement benefits to reflect the change in the actuarial obligation, less the fair value of plan assets and the effect of deferrals.

          Plan assets of the AmBev Pension Fund (“IAPP”) include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Although the plan assets of IAPP are considered to be in excess of that required to meet the projected benefit obligation, because Brazilian pension regulations currently provide no means for returning this surplus to the sponsor, a valuation allowance of R$ 240.3 million in 2005, R$ 195.2 million in 2004 and R$ 167.1 million in 2003 was recorded against the excess plan assets based on the amount AmBev will be able to reduce future employer contributions to the minimum permitted by law.

          Under U.S. GAAP, we account for pension and other post-retirement benefits in accordance with SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No. 106 “Employees Accounting for Post-retirement Benefits and Other Obligations”. We have recorded an accrued liability, based on independent actuarial reports at the end of each period which include the pension and other post-retirement obligations payable by AmBev, Labatt and the FAHZ.

          We do not record a valuation allowance on the pension plan assets of IAPP as it is not appropriate as confirmed by the AICPA International Practices Task Force on November 25, 2002.

          We use several statistical data and other factors which attempt to anticipate future events in calculating the expense and liability related to our pension and employee benefit plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. In addition, our actuarial consultants also use subjective factors, such as withdrawal, turnover and mortality rates. The actuarial assumptions we use may differ materially from our actual results, due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

          FAHZ Net Assets

          FAHZ, one of AmBev’s controlling shareholders, provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in Note 15 (c) to the audited financial statements included elsewhere in this report. As of December 31, 2005, FAHZ owned 15.2% of AmBev’s outstanding voting shares and 8.2% of AmBev’s total outstanding shares. See “Major Shareholders and Related Party Transactions”.

          Under Brazilian GAAP, FAHZ is a legally distinct entity and we do not include the assets and liabilities of FAHZ within our financial statements.

          Under U.S. GAAP, the net assets of FAHZ are included in the determination of shareholders’ equity and net income of AmBev, as such assets are not considered to be plan assets as defined by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, since they are not segregated and restricted between active and retired employees. The AmBev shares held by FAHZ are accounted for as treasury shares and impact our Earnings per share calculation as they reduce our outstanding number of shares. We believe no alternative recognition and accounting methods are available to us.

          Contingencies

          The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

          We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 13 to our financial statements.

          Under both Brazilian GAAP and U.S. GAAP, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events will occur a number of years in the future.

          Total provision for contingencies recorded in our balance sheet as at December 31, 2005 and 2004 totaled R$ 1,128.2 million and R$ 1,242.9 million, respectively.

          We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$ 4,557.0 million at December 31, 2005 (R$ 1,241.1 million – 2004).

          Deferred tax

          We recognize deferred tax effects of tax loss carryfowards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable (under Brazilian GAAP) or more likely than not (under U.S. GAAP) that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Pursuant to CVM regulations, under Brazilian GAAP, we must demonstrate that we will recover the tax assets discounted to present value based on expected realization dates, within a 10-year period, even though these credits have no prescription period for Brazilian tax law purposes.

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

          We do not record deferred tax liabilities on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are not taxable on remittance to Brazil. The Brazilian fiscal authorities introduced new legislation in the third quarter of 2001 to, among other measures, subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil. Although we have received a number of assessments in connection with such matter, as described under "—off-Balance Arrangements", we continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements.

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

          Under Brazilian GAAP, financial instruments designated as hedges for accounting purposes are recorded at cost plus accrued interest (“yield curve”) and gains or losses are deferred and recorded in income when the underlying transaction has occurred. Financial instrument which have not been designated as hedges for accounting purposes are recorded at the lower of cost or market and recorded in earnings as financial income or expenses when incurred.

          Under U.S. GAAP, all derivative financial instrument agreements not designated as hedges are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage foreign currency exposures are reported in the statement of operations and included in “Financial income” and “Financial expenses”. Financial instruments designated as hedges are accounted the same as Brazilian GAAP.

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

          Although the Company’s intention is to maintain these instruments through maturity, they may be realized at the Company’s discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had the Company been able to adopt the same criterion to recognize its financial liabilities at market value, it would have recorded an additional loss, before income taxes, of R$ 523.4 million, on December 31, 2005 (loss of R$  602.6 in 2004 and a gain of R$  202.2 in 2003), as follows:

Financial liabilities	Book value	Market value	Difference

“Bonds” – AmBev 11 and AmBev 13	2,381.9	2,867.9	(486.0)
Series A Notes (i)	379.1	392.9	(13.8)
Series B Notes (ii)	100.6	104.7	(4.1)
Senior Notes – BRI (iii)	178.6	202.8	(24.2)
Other currency international financing (iv)	2,827.5	2,827.5	—
Financing in R$ (iv)	328.3	328.3	—
BNDES/FINEP/EGF (iv)	466.4	466.4	—
Res. 63/ Compror 63	541.1	536.4	4.7

	7,203.5	7,726.9	(523.4)

          Acquisition of Labatt

          We accounted for our transaction with Labatt as an acquisition of Labatt by AmBev for both Brazilian GAAP and U.S. GAAP reporting. Although InBev is the controlling shareholder of AmBev under EITF 96-16, the U.S. GAAP reporting was based on the analysis of paragraph 17 of SFAS 141, Business Combinations, which points to AmBev as the accounting acquirer of Labatt. See note 23.a) (v) to our consolidated financial statements included herewith.

          Accounting for less than majority owned subsidiaries

          Under Brazilian GAAP, we record joint-ventures, including investees in which we share control through our participation in a stockholders’ agreement under the proportional consolidation method. As of December 31, 2005, our most significant investment accounted for under the proportional consolidation method is our investment in Quinsa.

          For purposes of U.S. GAAP, the subsidiaries that are accounted for under Brazilian GAAP on a proportional consolidation basis are recorded as equity in affiliates under the equity method of accounting as we do not hold a financial controlling interest of  their operations.

          We believe our accounting for our investment in Quinsa to be consistent with SFAS No. 94 “Consolidation of All Majority-Owned Enterprises” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and, therefore, no alternative accounting method to be available to us.

          We do not have any variable interest entities at December 31, 2005 or 2004 which would be required to be consolidated under the provisions of FASB’s Financial Interpretation Fin 46-R “Consolidation of Variable Interest Entities (revised December 2003)”.

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

          Fluctuations in the exchange rate to the U.S. dollar of currencies in which our revenues are generated may cause the following impact on our results of operations:

•

Increases in our cost of sales and operating expenses, negatively impacting our profit margins. Historically, we have been able to raise prices to partially offset cost and expenses increases. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost and expenses increases, or to recover such cost and expenses increases in future periods. For risk management purposes, we may decide to hedge the whole or part of our cost and expenses exposure in U.S. dollars in order to avoid short-term volatility in our results.

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

We have policies designed to manage commodity and currency risks to protect our U.S. dollar-denominated transactions and net assets from the significant devaluations of the currencies in which we operate. We may enter into commodity and cross-currency interest rate swap contracts to offset gains or losses generated by our U.S. dollar denominated transactions and loans. According to Brazilian accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lower of their market value or accrual value.

Commodities Price Effects

          AmBev has a significant exposure to fluctuations in the price of aluminum, which increased by approximately 16.3% during 2005, increasing our cost of sales. For risk management purposes, we entered into hedging agreements during 2005, which had a positive impact on our results in 2005. Another significant exposure relates to fluctuations in the price of sugar, which increased approximately 62.4% during 2005, increasing our cost.

Taxes

          Taxes on income

          Income taxes in Brazil are comprised of Federal income tax and social contribution (which is an additional Federal income tax). The composite statutory rate applicable for the year ended on Decemeber 31, 2005, 2004 and 2003 was 34%. For the years of 2005, 2004 and 2003, our Brazilian GAAP effective tax rate was a charge of 35.6% in 2005, a charge of 30.5% in 2004 and a charge of 23.2% in 2003.

           The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder's equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies not subject to different foreign tax rates; (iv) valuation allowances against net operating losses and reversals; (v) non-taxable benefits arising from state value-added incentive programs; (vi) amoritization of goodwill according to Brazilian tax legislation; (vii) tax losses carryforwards; and (viii) re-filings of tax returns following changes in interpretation of certain deductions; (ix) currency fluctuations.

          Under U.S. GAAP, we recorded a benefit of R$ 148.0 million in 2002 corresponding to 80% of the current value of tax loss carryforwards acquired at the time of the Pepsi transaction in 1997 which had been subject to certain restrictions through October 2002. Under Brazilian GAAP, which uses a different measurement criterion, this Pepsi tax asset was recorded as a credit to results in 2003.

          Tax losses available for offset

          We had recorded tax loss carryforward assets available for offset of R$ 896.9 millions as of December 31, 2005. Income tax losses available for offset in Brazil do not expire; however , the annual offset is limited to 30% of pretax income.

Year ended December 31, 2005 Compared with Year ended December 31, 2004

          AmBev’s consolidated results are the sum of the three following business units:

•	Brazil, consisting of:

	•	Beer Brazil;

	•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

	•	Other products.

•	Hispanic Latin America - HILA, consisting of:

	•	Quinsa – represents AmBev’s stake in Quinsa (59.2% as of December 31, 2005), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

	•	HILA-ex – represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua and Venezuela), soft drinks (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

As we had no sales outside of our Brazilian Operations and our former International Operations, now HILA Operations, until 2004, application of our new reporting methodology to prior periods does not result in any material changes to the reports previously made available for those periods.

          The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2005 and 2004:

	Consolidated Financial Highlights

	2005	2004	% Change

	(R$ in millions, except volume amounts, percentages and per share amounts)
Brazilian GAAP
Sales volume—000 hectoliters(1)	125,313	108,841	15.1
Net sales	15,958.6	12,006.8	32.9
Net revenue per hectoliter—R$ /hl	139.4	122.2	14.1
Cost of sales	(5,742.3)	(4,780.5)	20.1
Gross profit	10,216.2	7,226.3	41.4
Gross margin (%)	64.0%	60.2%
Selling, general and administrative expenses	(5,173.7)	(3,611.1)	43.3
Provisions for contingencies	(71.5)	(260.2)	-72.5
Other operating income (expenses), net	(1,075.3)	(420.9)	155.5
Equity in results of subsidiaries	2.0	5.6	-64.3
Net financial income (expenses)	(1,086.7)	(776.4)	40.0
Operating income(2)	2,811.0	2,163.4	29.9
Operating margin (%)	17.6%	18.0%
Net income	1,545.7	1,161.5	33.1
Net margin	9.7%	9.7%
Earnings per share - R$ /000 shares(3)	23.65	21.26	11.2

Amounts may not add due to rounding.
(1)	Total beverage sales volume combines AmBev’s own beverage volume with total volume in Quinsa.
(2)	Under Brazilian GAAP, operating income includes net financial expense.
(3)	Calculated based on year-end number of shares, excluding treasury shares.

Margin Analysis

          The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2005 and 2004:

	Year ended December 31,

	2005	2004

	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(36.0)	(39.8)
Gross profit	64.0	60.2
SG&A	(32.4)	(30.1)
Provision for contingencies	(0.4)	(2.2)
Other operating income (expenses), net	(6.7)	(3.5)
Net financial income (expenses)	(6.8)	(6.5)
Operating income (expenses)(1)	17.6	18.0

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

          The following table sets forth certain financial highlights by business segment for the years ended December 31, 2005 and 2004:

	Year ended December 31,

	2005			2004

	(R$ in millions)
	Brazil	HILA	North America	Brazil	HILA	North America(1)

Net sales	9,902.8	2,080.3	3,975.5	8,525.9	1,922.1	1,558.8
Cost of sales	(3,488.9)	(953.1)	(1,300.3)	(3,368.6)	(909.5)	(502.4)
Gross profit	6,413.9	1,127.1	2,675.2	5,157.3	1,012.5	1,056.4
Selling, general and administrative expenses	(2,942.2)	(764.7)	(1,466.7)	(2,416.8)	(638.4)	(556.1)

(1)	North America’s results reflect the consolidation of Labatt’s operating results since August 27, 2004.

          Net Sales

          Net sales increased by 32.9% for the year ended December 31, 2005 to R$ 15,958.6 million from R$ 12,006.8 million in the same period in 2004.

	Sales Volumes Year ended December 31,

	2005		2004		2003

	(Thousands of hectoliters, except percentages)
Brazil	82,743.1	66.0%	76,884.9	70.7%	74,058.4	78.5%
Beer Brazil	62,486.4	49.9%	57,776.8	53.1%	55,260.2	58.6%
CSD & NANC	20,256.7	16.1%	19,108.2	17.6%	18,798.3	19.9%
Other Products	—		—	—	—	—
HILA	31,678.6	25.3%	28,333.2	26.0%	20,301.3	21.5%
Quinsa(1)	24,997.5	19.9%	22,145.9	20.3%	18,514.6	19.6%
HILA-ex	6,681.1	5.4%	6,187.2	5.7%	1,786.7	1.9%
North America (2)	10,891.6	8.7%	3,621.3	3.3%	—	—
AmBev Consolidated	125,313.3		108,839.4	100.0%	94,359.7	100.0%

(1)	Represents total Quinsa’s sale volumes.
(2)	Consists of the results of Labatt’s operations since August 27, 2004.

Source: AmBev

          Brazilian Operations

          Net sales from our Brazilian Operations increased by 16.1% for the year ended December 31, 2005 to R$ 9,902.8 million from R$ 8,525.9 million in the same period in 2004, primarily as a result of growth in beer and CSD & NANC sales.

          Beer Brazil. Net sales of beer in Brazil increased by 17.5% for the year ended December 31, 2005 to R$ 8,119.1 million from R$ 6,907.4 million in the same period in 2004. This was due to an 8.2% increase in volumes sold as a result of an increase in the Brazilian beer market, and a higher market share in the period (68.3% in the year ended December 31, 2005 compared to 66.2% in the same period in 2004). Net sales per hectoliter increased by 8.7% to R$ 129.9/hl in 2005 from R$ 119.6/hl in 2004, mainly as a result of punctual price adjustments implemented during 2005, greater contribution in the sales mix from our direct sale operation and increase in the premium segment.

          CSD & NANC. Net sales increased by 12.7% for the year ended December 31, 2005 to R$ 1,648.7 million from R$ 1,462.8 million in the same period in 2004 mainly as a result of a 6.0% increase in CSD & NANC volume for the year ended December 31, 2005 and a 6.3% increase in net sales per hectoliter for soft drinks for the year ended December 31, 2005 compared with the same period in 2004, mainly as a result of price repositioning implemented during 2005 and greater contribution in the sales mix from our direct sale operation.

          Other Products. Net sales decreased by 13.3% for the year ended December 31, 2005 to R$ 135.0 million from R$ 155.8 million in the same period in 2004.

          HILA Operations

          Net sales increased by 8.2% for the year ended December 31, 2005 to R$ 2,080.3 million from R$ 1,922.1 million in the same period in 2004. Both Quinsa’s performance and our HILA-ex operations contributed to this result.

          AmBev’s stake in Quinsa contributed R$ 1,299.9 million to the Company’s consolidated revenues, yielding a growth of 12.7%. The main reasons for the increased revenues were beer and soft drinks volume growth of 7.1% and 26.0%, respectively; consolidated volume growth of 12.9%; growth of 10.4% in revenues per hectoliter, reaching US$38.2; and a higher AmBev stake in Quinsa’s capital (Dec/05: 59.2%; Dec/04: 54.8%).

          AmBev’s operations in northern Latin America presented a revenue increase of 1.5% in 2005, accumulating R$ 780.4 million. The main reasons for the increased revenue were consistent growth of AmBev’s operations in Venezuela; the Brahma launch in Peru and the Dominican Republic; and the first full year of Brahma sales in Ecuador. HILA-ex revenues were affected negatively by a tough competitive scenario for beer in Central America and for soft drinks in both Peru and Dominican Republic.

          North America

          Labatt’s operations in North America contributed R$ 3,975.5 million to AmBev’s consolidated revenues. The pro forma comparison with Labatt’s full year of 2004, in local currency (Canadian dollars), yielded a decrease in revenues of 1.2%. This result is mainly explained by Labatt’s sales volume decrease in the Canadian market due to higher competition from the low price segment; exports of Labatt Blue to the USA dropped, caused by intense competition from the US wine and liquor market, as well as imports of Mexican, European and Asian beer brands; and a substantial reduction in volumes of custom-made production contracted by Diageo USA (Guinness production in glass bottles for sale in the USA); this measure was taken by Labatt as part of its streamlining of its production structure, which included the shutting down of two plants in Canada (New Westminster and Toronto).

          Cost of Sales

          Total cost of sales increased by 20.1% for the year ended December 31, 2005 to R$ 5,742.3 million from R$ 4,780.5 million in the same period in 2004. During most of 2005 and 2004, we had currency hedge agreements in place to manage our exposure to variable U.S. dollar-linked costs, such as costs associated with aluminum cans, malt, hops, sugar and PET resin.

          As a percentage of our net sales, total cost of sales decreased to 36.0% in 2005 from 39.8% in 2004.

          Brazilian Operations

          Total cost of sales for our Brazilian operations increased by 3.6% for the year ended December 31, 2005 to R$ 3,488.9 million from R$ 3,368.6 million in the same period in 2004.

          On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 3.6% for the year ended December 31, 2005 to R$ 42.2/hl from R$ 43.8/hl in the same period in 2004.

          Beer Brazil. Cost of sales for our Brazilian Beer operations increased by 4.4% for the year ended December 31, 2005 to R$ 2,575.3 million from R$ 2,467.0 million in the same period in 2004. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 3.5% for the year ended December 31, 2005, to R$ 41.2/hl from R$ 42.7/hl in the same period in 2004. This decrease was a result of  (i) a higher dilution of the fixed costs, which was possible due to sales volume growth and (ii) the productivity gains and corresponding production cost decreases resulting from AmBev’s continuous program of manufacturing industry excellence which more than offset the 2.7% increase in the effective exchange rate used by AmBev in the purchase of inputs that are sensitive to U.S. dollar fluctuation (the average exchange rate in 2005 was R$ 3.02/U.S.$, compared to R$ 2.94/U.S.$ in 2004).

          CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations increased by 3.8% for the year ended December 31, 2005 to R$ 851.7 million from R$ 820.5 million in the same period in 2004. On a per hectoliter basis, cost of sales decreased 2.1% for the year ended December 31, 2005 to R$ 42.0/hl from R$ 42.9/hl in the same period in 2004. Similar to the beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs, more than offset the increase in exchange rate for the purchase of raw materials.

          Other Operations. The cost of sale of byproducts in Brazil decreased 23.7% for the year ended December 31, 2005 to R$ 61.9 million from R$ 81.1 million for the same period in 2004.

          HILA Operations

          Cost of sales for our HILA operations increased 4.8% for the year ended December 31, 2005 to R$ 953.1 million from R$ 909.5 million in the same period in 2004. On a per hectoliter basis, cost of sales for our HILA operations decreased by 10.7% for the year ended December 31, 2005 to R$ 45.7/hl from R$ 51.2/hl in the same period in 2004.

          The consolidation of Quinsa’s cost of sales into AmBev accumulated R$ 536.7 million in 2005, representing a 5.2% growth. The main factors explaining this increase are (i) a 12.9% increase in the volume sold, reaching 24,997 million hectoliters and (ii) AmBev’s increased stake in Quinsa’s capital (December 2005: 59.2%; December 2004: 54.8%).

          The cost of sales in AmBev’s HILA-ex operations rose 4.3%, reaching R$ 416.4 million. The main factor leading to this increase is an 8.0% growth in the volume sold, reaching 6,681 million hectoliters.

          North America

          Labatt’s cost of goods sold recorded R$ 1,300.3 million for the year ended December 31, 2005. The pro forma comparison, in local currency, with Labatt’s results for the year ended December 31, 2004 shows a decrease in the cost of goods sold of 6.5%. The main factor contributing to such reduction was a 2.9% decrease in production costs per unit.

          Gross Profit

          Gross profit increased by 41.4% for the year ended December 31, 2005 to R$ 10,216.2 million from R$ 7,226.3 million in the same period in 2004. Gross margin as a percentage of sales increased to 64.0% in 2005 from 60.2% in 2004. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit

	2005			2004

	(R$ in millions, except percentages)

	Amount	%	Margin	Amount	%	Margin

Brazilian Operations	6,413.9	62.8%	64.8%	5,157.3	71.4%	60.5%
Beer Brazil	5,543.8	54.3%	68.3%	4,440.3	61.5%	64.3%
CSD & NANC Brazil	797.0	7.8%	48.3%	642.2	8.9%	43.9%
Other Products	73.1	0.7%	54.2%	74.7	1.0%	48.0%
HILA Operations	1,127.1	11.0%	54.2%	1,012.5	14.0%	52.7%
Quinsa(1)	763.2	7.5%	58.7%	642.7	8.9%	55.7%
Hila-ex	364.0	3.5%	46.6%	369.9	5.1%	48.1%
North America(2)	2,675.2	26.2%	67.3%	1,056.4	14.6%	67.8%

Total	10,216.2	100.0%	64.0%	7,226.3	100.0%	60.2%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.
(2)	North America’s results reflect the consolidation of Labatt’s operating results since August 27, 2004.

          Selling, General  and Administrative Expenses

          In 2005, AmBev revised how it reports its selling, general and administrative expenses. AmBev will no longer provide the breakdown of: (i) selling and marketing; (ii) direct distribution; and (iii) General and Administrative expenses.

          AmBev’s sales, general and administrative expenses amounted to R$ 5,173.7 million for the year ended December 31, 2005, a 43.3% increase over the same period in 2004. The analysis of such expenses at each business unit is shown below.

          Brazil

          Sales, general and administrative expenses in Brazil amounted to R$ 2,942.2 million for the year ended December 31, 2005, an increase of 21.7% over the same period in 2004.

          Beer Brazil. Sales, general and administrative expenses reached R$ 2,469.0 million for the year ended December 31, 2005, climbing 20.0% over the same period in 2004. The main elements that resulted in the increase in such operating expenses were: (i) the higher sales volume of AmBev’s direct distribution structure; (ii) an increase in AmBev’s billing to some clients, which the Company maintains agreements with, referring to a proportional contribution of funds in trading activities; and (iii) higher deferred asset amortization expenses, mainly due to the incorporation of InBev Brazil on July 28, 2005. The operating expenses related to depreciation and amortization reached R$ 507.7 for the year ended December 31, 2005, an increase of 53.5% over the same period in 2004.

          CSD & Nanc. Sales, general and administrative expenses for the CSD & Nanc segment accumulated R$ 470.1 million for the year ended December 31, 2005, an increase of 32.1% over the same period in 2004. The main elements that generated the increase of such operating expenses were: (i) higher sales volume through AmBev’s direct distribution structure; (ii) planned and significant increase in sales and marketing budget for CSD & Nanc in 2005, offsetting 2004 budgetary restrictions, a year in which the absolute priority for AmBev’s Brazilian operations was to recover its beer market share; and (iii) higher deferred asset amortization expenses, mainly due to the incorporation of InBev Brasil on July 28, 2005. The operating expenses related to depreciation and amortization recorded R$ 163.8 million for the year ended December 31, 2005, an increase of 49.6% over the same period in 2004.

          Malt and By-products. Malt and by-products sales generated sales, general and administrative expenses of R$ 3.1 million for the year ended December 31, 2005, increasing 7.5% over the same period in 2004.

          HILA

          Sales, general and administrative expenses for the HILA business unit amounted to R$ 764.7 million for the year ended December 31, 2005, increasing 19.8% over the same period in 2004. A more detailed analysis of the development of these expenses is shown below.

          Quinsa. Sales, general and administrative expenses consolidated into AmBev, through its stake in Quinsa, accumulated R$ 324.4 million for the year ended December 31, 2005, increasing 6.9% over the same period in 2004. This increase is mostly explained by AmBev’s higher stake in Quinsa’s capital (December 2005: 59.2%; December 2004: 54.8%).

          HILA-ex. Sales, general and administrative expenses for AmBev’s operations in northern Latin America amounted to R$ 440.4 million for the year ended December 31, 2005, increasing 31.5% over the same period in 2004. The main reason for higher expenses was expenditures related to Brahma’s launch in Peru and the Dominican Republic, both in promotion and distribution.

          North America

          Labatt’s sales, general and administrative expenses amounted to R$ 1,466.7 million for the year ended December 31, 2005. The pro forma comparison in local currency with Labatt results in 2004 presented a decrease of 6.3% for such expenses, driven primarily by successful initiatives to reduce expenditures implemented by AmBev throughout the year.

          Provisions for contingencies

          Net expenses with provisions for contingencies and others recorded R$ 71.5 million for the year ended December 31, 2005. The main entries that comprise this total are (i) a provision of R$ 113.3 million related to labor claims and (ii) a reversal of R$ 56.3 million related to ICMS and IPI tax claims.

          Other operating income (expense), net

          The net balance of other operating income and expenses for the year ended December 31, 2005 represented a loss of R$ 1,075.3 million, 155.5% higher in relation to the loss recorded in 2004. The breakdown of the main entries is shown as follows: (i) a gain of R$ 151.8 million referring to assets increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil; (ii) a gain of R$ 52.2 million referring to the recovery in Brazil of PIS and COFINS tax credits; (iii) an expense of R$ 923.5 million resulting from the goodwill amortization related to AmBev’s investment in Labatt; (iv) an expense of R$ 184.3 million derived from the goodwill amortization related to Labatt’s investments in North America; (v) an expense of R$ 164.6 million resulting from the goodwill amortization related to AmBev’s investments in Latin America; and (vi) an expense of R$ 74.1 million derived from exchange rate variation on the Company’s investments abroad.

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

          In 2005, AmBev revised how it reports its financial income and financial losses to better reflect the actual effect of each financial instrument. The new reports create no changes on Net Financial Results.

          Financial income for the year ended December 31, 2005 was R$ 521.2 compared to financial income of R$ 468.5 million in the same period in 2004.

          Financial expenses for the year ended December 31, 2005 were R$ 1,607.9 million compared to R$ 1,244.9 million in the same period in 2004. This difference can be explained by a higher debt balance.

          Net Financial Results for the year ended December 31, 2005 were a loss of R$ 1,086.7 million, compared to a loss of R$ 776.3 million in the same period of 2004.

          Operating income

          Operating income increased by 29.9% for the year ended December 31, 2005 to R$ 2,811.0 million from R$ 2,163.3 million in the same period in 2004.

          Non-Operating income (expense), net

          The net balance of other non-operating income and expenses resulted in a loss of R$ 234.3 million for the year ended December 31, 2005, compared to a loss of R$ 333.8 million in the same period in 2004. The breakdown of the main entries is the following:

(i)

a loss of R$ 158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (a) loss of property, plant and equipment (R$ 46.7 million); (b) supplement for the provision of employees benefits (R$ 69.9 million); and (c) employee dismissal costs (R$ 41.6 million).

(ii)	a loss of R$ 65.6 million related to AmBev’s investment in Quinsa, as a result of the buy-back of its own shares in the market carried out by Quinsa during 2005.

          Income tax benefit (expense)

          Our consolidated income tax and social contribution for the year ended December 31, 2005 was a charge of R$ 845.1 million, up 65.1% from R$ 511.7 million in 2004. At the nominal tax rate of 34%, income tax for the year ended December 31, 2005 would have amounted to R$ 807.2 million. Our effective income tax rate in the year ended December 31, 2005 was positively affected by the benefit from tax deductible distribution of interest attributed to shareholder’s equity (R$ 253.0 million) and negatively affected by (i) non-taxable equity gains attributable to subsidiaries (R$ 174.1 million) and (ii) non tax-deductible goodwill amortization (R$ 211.4 million).

          Profit sharing and contributions

          Provisions for employee and management profit sharing increased to R$ 202.8 million for the year ended December 31, 2005 from R$ 152.4 million in the same period in 2004. Both in 2005 and 2004, as AmBev’s corporate goals were met, our administrative employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

          Minority interest

          Minority shareholders in our subsidiaries shared a loss of R$ 16.8 million for the year ended December 31, 2005 compared to gains of R$ 3.8 million in 2004.

          Net Income

          Net income increased by 33.1% for the year ended December 31, 2005 to R$ 1,545.7 million from R$ 1,161.5 million in the same period in 2004.

Year ended December 31, 2004 Compared with Year ended December 31, 2003

          In 2004, AmBev revised how it reports its operating results to better reflect the expanding geographical scope of its business. Previously, our operating results were categorized into four primary business segments: Beer Brazil, CSD and NANC, Other Products and International Operations. In order to provide a more meaningful presentation of AmBev’s operations outside Brazil as that became a more significant portion of AmBev’s operations, our reports now reflect the following three business segments:

•	Brazil, consisting of:

	•	Beer Brazil;

	•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

	•	Other products.

•	Hispanic Latin America - HILA, consisting of:

	•	Quinsa – represents AmBev’s stake in Quinsa (54.8% as of December 31, 2004), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

	•	HILA-ex – represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua and Venezuela) and soft drinks (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

As we had no sales outside of our Brazilian Operations and our former International Operations, now HILA Operations, until 2004, application of our new reporting methodology to prior periods does not result in any material changes to the reports previously made available for those periods.

          The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2004 and 2003:

	Consolidated Financial Highlights

	2004	2003	%Change

	(R$ in millions, except volume amounts, percentages and per share amounts)
Brazilian GAAP
Sales volume—000 hectoliters(1)	108,840.5	94,359.7	29.1
Net sales	12,006.8	8,683.8	38.3
Net revenue per hectoliter—R$ /hl	122.2	103.0	18.6
Cost of sales	(4,780.5)	(4,044.2)	18.2
Gross profit	7,226.3	4,639.6	55.8
Gross margin (%)	60%	53.4%
Selling, general and administrative expenses
Selling and marketing expenses	(1,582.8)	(847.1)	86.8
Direct distribution expenses	(868.9)	(648.6)	34.0
General and administrative expenses, including directors’ fees	(617.9)	(417.9)	47.9
Depreciation and amortization(2)	(541.5)	(420.0)	28.9
Total selling, general and administrative expense	(3,611.1)	(2,333.5)	54.8
Provisions for contingencies	(260.2)	(187.9)	38.5
Other operating income (expenses), net	(420.9)	(240.1)	75.3
Equity in results of subsidiaries	5.6	(6.2)	(9.7)
Net financial income (expenses)	(776.4)	93.1	—
Operating income(4)	2,163.4	1,964.9	10.1
Operating margin (%)	18.0%	22.6%
Net income	1,161.5	1,411.6	(17.7)
Net margin	9.7%	16.3%
Earnings per share - R$ /000 shares(3)	21.26	37.23	(42.9)

Amounts may not add due to rounding.
(1)	Total beverage sales volume combines AmBev’s own beverage volume with Quinsa’s Total volume.
(2)	Does not include depreciation recorded on production assets which is recorded within “Cost of Sales”, nor amortization of goodwill which is within “Other operating income (expenses), net”.
(3)	Calculated based on year-end number of shares, excluding treasury shares.
(4)	Under Brazilian GAAP, operating income includes net financial expense.

Margin Analysis

          The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2004 and 2003:

	Year ended December 31,

	2004	2003

	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(39.8)	(46.6)
Gross profit	60.2	53.4
Selling and marketing expenses	(13.2)	(9.8)
Direct distribution expenses	(7.2)	(7.5)
General and administrative expenses, including directors’ fees	(5.1)	(4.8)
Depreciation and amortization	(4.5)	(4.8)
Provision for contingencies	(2.2)	(2.2)
Other operating income (expenses), net	(3.5)	(2.8)
Net financial income (expenses)	(6.5)	1.1
Operating income (expenses)(1)	18.0	22.6

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

          The following table sets forth certain financial highlights by business segment for the years ended December 31, 2004 and 2003:

	Year ended December 31,

	2004			2003

	(R$ in millions)
	Brazil	HILA	North America(1)	Brazil	HILA	North America

Net sales	8,525.9	1,922.1	1,558.8	7,637.7	1,046.1	N/A
Cost of sales	(3,368.6)	(909.5)	(502.4)	(3,509.4)	(534.7)	N/A
Gross profit	5,157.3	1,012.5	1,056.4	4,128.3	511.3	N/A
Selling, general and administrative Expenses	(2,416.8)	(638.4)	(556.1)	(1,957.5)	(376.0)	N/A

(1)	North America’s results reflect the consolidation of Labatt’s operating results since August 27, 2004.

          Net Sales

          Net sales increased by 38.3% for the year ended December 31, 2004 to R$ 12,006.8 million from R$ 8,683.8 million in the same period in 2003. This increase was a result of an organic growth of 12.0% and a contribution of R$ 2,278 million of new investments made during 2004.

	Sales Volumes Year ended December 31,

	2004		2003		2002

	(Thousands of hectoliters, except percentages)
Brazil	76,884.9	70.7%	74,058.4	78.5%	77,650.4	98.3%
Beer Brazil	57,776.8	53.1%	55,260.2	58.6%	58,009.6	73.5%
CSD & NANC	19,108.2	17.6%	18,798.3	19.9%	19,640.8	24.9%
Other Products	—	—	—	—	—	—
HILA	28,333.2	26.0%	20,301.3	21.5%	1,327.1	1.7%
Quinsa(1)	22,145.9	20.3%	18,514.6	19.6%	—	—
HILA-ex	6,187.2	5.7%	2,056.6	1.9%	1,327.1	1.7%
North America (2)	3,621.3	3.3%	—	—	—	—
AmBev Consolidated	108,839.4	100.0%	94,359.7	100.0%	78,977.5	100.0%

(1)	Represents Total Quinsa’s sale volumes.
(2)	Consists of the results of Labatt’s operations since August 27, 2004.

Source: AmBev

          Brazilian Operations

          Net sales from our Brazilian Operations increased by 11.6% for the year ended December 31, 2004 to R$ 8,525.9 million from R$ 7,637.7 million in the same period in 2003, primarily as a result of growth in beer and CSD & NANC sales.

          Beer Brazil. Net sales of beer in Brazil increased by 13.0% for the year ended December 31, 2004 to R$ 6,907.4 million from R$ 6,114.6 million in the same period in 2003. This was due to a 4.6% increase in volumes sold as a result of a 1.8% increase in the Brazilian beer market, according to ACNielsen, and a higher market share in the period (66.2% in the year ended December 31, 2004 compared to 67.2% in the same period in 2003). Net sales per hectoliter increased by 8.0% to R$ 119.6/hl in 2004 from R$ 110.7/hl in 2003, mainly as a result of punctual price adjustments implemented during 2004 and greater contribution in the sales mix from our direct sale operation (40.7% in 2004 compared with 32.4% in 2003).

          CSD & NANC. Net sales increased by 9.8% for the year ended December 31, 2004 to R$ 1,462.8 million from R$ 1,332.1 million in the same period in 2003 mainly as a result of a 4.4% increase in CSD, net sales for the year ended December 31, 2004 to R$ 1,356.2 million from R$ 1,205.1 million in the same period in 2003 and an 8% increase in net sales per hectoliter for soft drinks for the year ended December 31, 2004 compared with the same period in 2003, mainly as a result of price repositioning implemented during 2004 and a focus on our greater profitability packages and brands.

          Other Products. Net sales decreased by 18.4% for the year ended December 31, 2004 to R$ 155.8 million from R$ 191.0 million in the same period in 2003.

          HILA Operations

          Net sales increased by 83.7% for the year ended December 31, 2004 to R$ 1,922.1 million from R$ 1,046.1 million in the same period in 2003. Both Quinsa’s performance and our HILA-ex operations contributed to this result. The growth in beer and soft drinks sales volume, of 18.3% and 23.1%, respectively, also contributed to this increase. In addition, the 9.7% increase in revenues per hectoliter in dollar terms and the increase of AmBev’s stake in Quinsa’s capital, to 54.8% in the year ended December 31, 2004 from 49.7% for the same period in 2003, both contributed to this increase. Our stake in Quinsa contributed R$ 1,153.0 million, a 49.0% increase.

          On a per hectoliter basis, cost of sales for our HILA Operations decreased by 1.8% for the year ended December 31, 2004 to R$ 51.2/hl from R$ 52.2/hl in the same period in 2003.

          Our operation in the Hila-ex region showed a 182.4% increase in revenues for the year ended December 31, 2004 when compared to the same period in 2003 to R$ 769.1 million. The main elements contributing to this increase were the following: (i) the 43.9% growth in Venezuela volumes; (ii) the first full year of operations in Ecuador, Guatemala and Peru; (iii) our entrance into the Nicaraguan market; (iv) the launching of Brahma in Ecuador, with a market share estimated at 17.9% in December 2004; and (v) our investment in Embodom in February 2004, the anchoring bottling company of Pepsi Cola in the Caribbean and the leading player in the Dominican Republic’s soft drinks market with a 59.7% market share.

          North America

          Net sales in North America for the year ended December 31, 2004 reflect four months of consolidated results of Labatt and totaled R$ 1,558.8 million. These sales were primarily a result of sales of 3.02 million hectoliters of beer in the Canadian market, with revenues per hectoliter of C$208.1/hl, and an increase in Budweiser market share, the top brand in Canada, to 12.3% in December 2004. Labatt also exported 0.60 million hectoliters of beer to the United States over the four-month period, with revenues per hectoliter of C$61.7/hl.

          Cost of Sales

          Total cost of sales increased by 18.2% for the year ended December 31, 2004 to R$ 4,780.5 million from R$ 4,044.2 million in the same period in 2003. During most of 2004 and 2003, we had currency hedge agreements in place to manage our exposure to variable U.S. dollar-linked costs, such as costs associated with aluminum cans, malt, hops, sugar and PET resin.

          As a percentage of our net sales, total cost of sales decreased to 39.8% in 2004 from 46.6% in 2003.

          Brazilian Operations

          Total cost of sales for our Brazilian operations decreased by 4.0% for the year ended December 31, 2004 to R$ 3,368.6 million from R$ 3,509.4 million in the same period in 2003.

          On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 7.5% for the year ended December 31, 2004 to R$ 43.8/hl from R$ 47.4/hl in the same period in 2003.

          Beer Brazil. Cost of sales for our Brazilian beer operations decreased by 1.5% for the year ended December 31, 2004 to R$ 2,467.0 million from R$ 2,503.6 million in the same period in 2003. On a per hectoliter basis, cost of sales for our Brazilian beer operations decreased by 5.8% for the year ended December 31, 2004 to R$ 42.7/hl from R$ 45.3/hl in the same period in 2003. This decrease was primarily a result of the following: (i) a 12.4% reduction in the effective exchange rate used by AmBev in the purchase of inputs that are sensitive to the U.S. dollar fluctuation (the average exchange rate in 2004 was R$ 2.94/U.S.$, compared to R$ 3.35/U.S.$ in 2003); (ii) a greater dilution of fixed costs based on the 4.6% increase in sales volume; and (iii) a reduction in the prices of raw materials for the preparation of beer. These factors offset the increase in packaging costs caused by high aluminum prices during 2004.

          CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations decreased by 7.5% for the year ended December 31, 2004 to R$ 820.5 million from R$ 887.3 million in the same period in 2003. On a per hectoliter basis, cost of sales decreased 9.0% for the year ended December 31, 2004 to R$ 42.9/hl from R$ 47.2/hl in the same period in 2003. This decrease was primarily as a result of a significant reduction in the R$ /U.S.$ exchange rate, the lower cost of sugar during the first half of 2004 and the timely hedging for our sugar exposure position in the second half of the year.

          Other Operations. The cost of sale of byproducts in Brazil decreased by 31.6% for the year ended December 31, 2004 to R$ 81.1 million from R$ 118.6 million for the same period in 2003.

          HILA Operations

          Cost of sales for our HILA operations increased by 70.1% for the year ended December 31, 2004 to R$ 909.5 million from R$ 534.7 million in the same period in 2003. On a per hectoliter basis, cost of sales for our HILA Operations decreased by 1.8% for the year ended December 31, 2004 to R$ 51.2/hl from R$ 52.2/hl in the same period in 2003.

          The consolidation of Quinsa’s cost of sales was R$ 510.3 million in the year ended December 31, 2004, representing an increase of 31.8% over the same period in 2003, due to the 14% increase, in U.S. dollars terms, of Quinsa’s cost of sales which was partially offset by the cost of sales per hectoliter that dropped 4.0%, reaching U.S.$15.3/hl. Cost of sales also increased due to the increase in our economic interest in Quinsa.

          The cost of sales in our HILA-ex operations for the year ended December 31, 2004 rose 170.7% to R$ 399.3 million due primarily to the increase in our investments and our expansion of our operations in the region. From September 2003 through December 2004, we started up operations in Ecuador, Guatemala, Nicaragua, Peru and the Dominican Republic and had a 43.9% volume increase in our operation in Venezuela.

          North America

          Our cost of sales in North America was R$ 502.4 million for the year ended December 31, 2004.

          Gross Profit

          Gross profit increased by 55.8% for the year ended December 31, 2004 to R$ 7,226.3 million from R$ 4,639.6 million in the same period in 2003. Gross margin as a percentage of sales increased to 60.2% in 2004 from 53.4% in 2003. This positive result was due to organic growth of 37.9% and a contribution of R$ 1,423.4 million of new investments made during 2004. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit

	2004			2003

	(R$ in millions, except percentages)

	Amount	%	Margin	Amount	%	Margin

Brazilian Operations	5,157.3	71.4%	60.5%	4,128.3	89.0%	54.1%
Beer Brazil	4,440.3	61.5%	64.3%	3,611.0	77.8%	59.1%
CSD & NANC Brazil	642.2	8.9%	43.9%	444.9	9.6%	33.4%
Other Products	74.7	1.0%	48.0%	72.3	1.6%	37.9%
HILA Operations	1,012.5	14.0%	52.7%	511.3	11.0%	48.9%
Quinsa(1)	642.7	8.9%	55.7%	386.4	8.3%	49.9%
Hila-ex	369.9	5.1%	48.1%	124.9	2.7%	45.9%
North America (2)	1,056.4	14.6%	67.8%	—	—	—

Total	7,226.3	100.0%	60.2%	4,639.6	100.0%	53.4%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.
(2)	North America’s results reflect the consolidation of Labatt’s operating results from August 27, 2004 through December 31, 2004.

          Selling and Marketing Expenses

          Selling and marketing expenses increased by 86.9% for the year ended December 31, 2004 to R$ 1,582.8 from R$ 847.1 million for the same period in 2003.

          Brazilian Operations

          Selling and marketing expenses for our Brazilian operations increased 32.8% for the year ended December 31, 2004 to R$ 833.7 million from R$ 627.9 million in 2003. Selling and marketing expenses for the Brazilian beer operation reached R$ 736.5 million for the year ended December 31, 2004, an increase of 37.9% from the same period in 2003. The increase in expenses was a result of (i) higher expenditures related to advertising and promotion and (ii) the enlargement of our trade marketing programs. Brazilian CSD & NANC selling and marketing expenses totaled R$ 97.2 million for the year ended December 31, 2004, an increase of 3.4% when compared to the same period in 2003, mainly due to (i) the development of the Guaraná Antarctica brand, the flagship of our CSD & NANC portfolio, and (ii) the implementation of new trade marketing programs.

          HILA Operations

          Selling and marketing expenses for HILA Operations totaled R$ 337.9 million for the year ended December 31, 2004, increasing 54.2% when compared to the same period in 2003. Our consolidated selling and marketing expenses in Quinsa totaled R$ 210.8 million for the year ended December 31, 2004, increasing 31.9% when compared to the same period in 2003, due mainly to a 15.1% (in US dollar terms) increase in the sales and marketing expenses of Quinsa and the increase of our stake in Quinsa. Selling and marketing expenses for our HILA-ex operations amounted to R$ 127.2 million for the year ended December 31, 2004, increasing 114.5% when compared to the same period in 2003. The main causes of this increase were (i) the consolidation of new operations started by AmBev during its expansion process and (ii) investments made to promote the launching of Brahma in Ecuador.

          North America

          Selling and marketing expenses in North America for the year ended December 31, 2004 totaled R$ 411.2 million.

          Direct Distribution Expenses

          Direct distribution expenses include sales personnel, product delivery charges and delivery personnel required to distribute our products. Direct distribution expenses increased by 34% for the year ended December 31, 2004 to R$ 869.0 million from R$ 648.6 million in the same period in 2003.

          Brazilian Operations

          Direct distribution expenses in Brazilian operations totaled R$ 753.2 million for the year ended December 31, 2004, increasing 24.5% from R$ 605.2 million for the year ended December 31, 2003. This increase in expenses is explained primarily by an increase of 23.0% in the volume sold by direct distribution in our Brazilian operations, representing 43.7% of the total sales volume in 2004 compared with 36.9% in 2003, reflecting our strategy to increase the percentage of volumes of our Brazilian operations sold through our direct distribution network. On a per hectoliter basis, our Brazilian operations’ direct distribution expenses increased 1.1% for the year ended December 31, 2004 to R$ 22.4/hl from R$ 22.2/hl for the same period in 2003.

          HILA Operations

          Direct distribution expenses in our HILA operations totaled R$ 88.3 million, increasing by 103.4%. These expenses refer solely to our HILA-ex operations as direct distribution expenses in Quinsa are recorded as sales and marketing expenses. This increase is a result of (i) an increase of 48.4% in direct distribution volumes in Venezuela and (ii) the implementation of direct distribution in Peru.

          North America

          Direct distribution expenses in North America totaled R$ 27.5 million.

          General and Administrative Expenses

          General and administrative expenses increased by 47.9% for the year ended December 31, 2004 to R$ 617.9 million from R$ 417.9 million in the same period in 2003, primarily as a result of higher fees paid to our executive officers as part of our variable remuneration plan and the impact of (i) our operations in North America and (ii) the increase of our HILA-ex operations.

          Brazilian Operations

          General and administrative expenses for our Brazilian operations were R$ 389.6 million in 2004, a 10.8% increase from R$ 351.6 million in 2003 due mainly to the higher fees paid to our board of executive officers as part of our variable remuneration system.

          HILA Operations

          The general and administrative expenses for our HILA operations were R$ 130.1 million for the year ended December 31, 2004, increasing 96.4% from R$ 66.3 million in the same period in 2003. This was as a result of (i) the consolidated administrative expenses in Quinsa of R$ 50.0 million and (ii) a 188.0% increase in our HILA-ex expenses, totaling R$ 80.2 million, due to the consolidation of new operations.

          North America

          In North America, Labatt’s administrative expenses amounted to R$ 98.2 million.

          Depreciation and Amortization Expenses

          Depreciation and amortization expenses increased by 28.9% for the year ended December 31, 2004 to R$ 541.5 million from R$ 420.0 million in the same period in 2003. Brazilian operations’ depreciation and amortization increased by 18.1% for the year ended December 31, 2004 to R$ 440.2 million from R$ 372.9 million in 2003. This increase was a result of the continuation of our program to install coolers at points of sale. HILA operations’ depreciation and amortization increased by 74.1% for the year ended December 31, 2004 to R$ 82.1 million from R$ 47.1 million in 2003. Depreciation and amortization in North America amounted to R$ 83.9 million.

          Provisions for contingencies

          Net provisions for contingencies charged to the statement of operations amounted to R$ 260.2 million in 2004, a 38.4% increase from R$ 187.9 million for the year ended December 31, 2003. Provisions for contingencies with respect to Brazilian operations were R$ 258.7 million in 2004, mainly comprised of: (i) R$ 141.6 million for labor provisions; (ii) R$ 74.5 million for ICMS tax credits with respect to purchases of property, plant and equipment prior to 1996, which are under dispute and (iii) R$ 21.2 million related to the termination of certain third-party distribution agreements.

          Provisions for contingencies for HILA operations were R$ 1.5 million in 2004, down R$ 45.3 million from R$ 43.8 million in 2003.

          Other operating income (expense), net

          Other (net) operating expenses for the year ended December 31, 2004 were R$ 420.9 million, 75.3% higher than expenses of R$ 240.1 million for the year ended December 31, 2003. Brazilian operations contributed with income of R$ 115.3 million compared to R$ 230.7 million in expenses in 2003, related mostly to: (i) income of R$ 193.3 million from tax incentives; (ii) income of R$ 163.5 million derived from the impact of exchange rate variation over AmBev’s investments outside of Brazil. The impact of the exchange rate variation on investment in Labatt was R$ 259.4 million while negative impacts arising from the exchange rate variation in other investments totaled R$ 163.5 million; (iii) a loss of R$ 210.7 million related to the amortization of goodwill and (iv) a loss of R$ 67.7 million stemming from the levy of PIS/COFINS on other operating income.

          Other operating expenses for HILA operations were R$ 88.2 million for the year ended December 31, 2004 compared to R$ 9.4 million of expenses for the same period in 2003.

          North America had expenses of R$ 448.2 million for the year ended December 31, 2004, mainly explained by the goodwill amortization incurred through the incorporation of Labatt into AmBev.

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

          Financial income for the year ended December 31, 2004 was R$ 339.2 compared to financial income of R$ 601.8 million in the same period in 2003, primarily due to the change in the financial income derived from our Brazilian operations, which posted a loss of R$ 654.4 million in 2004 compared to a gain of R$ 107.7 million in 2003. This change is a result of the requirement of Brazilian GAAP that financial assets related to derivative instruments used in hedging operations should be accounted for by the lesser of the book value and the market value. A significant drop in the exchange coupon and in the country risk between the fourth quarter of 2002 and the second quarter of 2003 led AmBev to register significant unrealized gains during these periods. Therefore, the financial income achieved in 2003 principally reflected the volatility generated in the Brazilian capital markets due to presidential elections in 2002.

          Financial expenses for the year ended December 31, 2004 were R$ 1,115.6 million compared to R$ 508.7 million in the same period in 2003. This difference can be explained by a higher debt balance and the accounting impact of hedging transactions in 2004. The financial expenses of the HILA operations were R$ 84.5 million for the year ended December 31, 2004 compared to R$ 14.7 million in 2003. North America had net financial expenses of R$ 37.4 million for the year ended December 31, 2004.

          Operating income

          Operating income increased by 10.1% for the year ended December 31, 2004 to R$ 2,163.3 million from R$ 1,964.9 million in the same period in 2003.

          Non-Operating income (expense), net

          Non-operating expenses increased by 231.6% for the year ended December 31, 2004 to R$ 333.8 million from expenses of R$ 100.7 million in the same period in 2003. Brazilian operations’ non-operating expenses amounted to R$ 129.6 million for the year ended December 31, 2004, mainly as a result of a R$ 37.0 million expense related to losses on the sale of fixed assets and a R$ 86.7 million expense related to Quinsa’s share buyback programs, which, despite increasing our stake in Quinsa, had a negative effect on Quinsa’s shareholders’ equity because of the difference between the market value and book value of Quinsa’s shares. HILA operations had non-operating expenses of R$ 5.5 million. North America had non-operating expenses of R$ 198.7 million, primarily resulting from severance expenses of 240 former Labatt employees, related to the restructuring of Labatt’s administrative activities.

          Income tax benefit (expense)

          Our consolidated income tax and social contribution for the year ended December 31, 2004 was a charge of R$ 511.8 million, up 20.0% from R$ 426.1 million in 2003. At the nominal tax rate of 34%, income tax for the year ended December 31, 2004 would have amounted to R$ 570.2 million. Our effective income tax rate in the year ended December 31, 2004 was positively affected by the benefit from tax deductible distribution of interest attributed to shareholders’ equity (R$ 270.0 million) and non-taxable equity gains attributable to subsidiaries (R$ 65.7 million). The effect of R$ 155.8 million of income taxes and social contribution on results of Labatt negatively affected our effective tax rate.

          Profit sharing and contributions

          Provision for employee and management profit sharing increased to R$ 152.4 million for the year ended December 31, 2004 from R$ 23.6 million in the same period in 2003. In 2003, as AmBev’s corporate goals were not met, amounts under our profit sharing plan were paid only to employees from the top performing industrial, sales and distribution units and none were paid to administrative employees. In 2004, as AmBev’s corporate goals were met, our administrative employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

          Minority interest

          Minority shareholders in our subsidiaries shared in gains of R$ 3.8 million for the year ended December 31, 2004 compared to gains of R$ 2.9 million in 2003.

          Net Income

          Net income decreased by 17.7% for the year ended December 31, 2004 to R$ 1,161.5 million from R$ 1,411.6 million in the same period in 2003.

          For inflation, currency and governmental policy risks that may have a material impact on our operations and investments, see "Risk Factors—Risk Relating to Brazil and Other Countries In Which We Operate".

          For descriptions of all material transactions involving related parties, see "Major Shareholders and Related Party Transactions—Material Related Party Transactions".

Liquidity and Capital Resources

          The information in this section refers to the years 2005, 2004 and 2003. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	the servicing of our indebtedness;

•	capital expenditures;

•	our share buyback program;

•	payments of dividends and interest attributable to shareholders’ equity;

•	increases in ownership of our subsidiaries or companies in which we have equity investments; and

•	investments in companies participating in the brewing, soft drink and malting industries.

          Our cash and cash equivalents and short-term investments at December 31, 2005, 2004, and 2003 were R$ 1,096.3 million, R$ 1,505.4 million, and R$ 2,534.2 million, respectively. The decrease in the amount in our cash position at the end of 2005 compared to the end of 2004 was mainly due to dividend payments, share buybacks and debt repayment. The decrease in our cash position at the end of 2004 compared to the end of 2003 was principally due to the programs we launched during 2004, pursuant to which R$ 1,609.6 million of shares were repurchased, and the dividend payments of R$ 602.9 million, reflecting management’s decision to reduce the amount of cash and cash equivalents on hand in light of our increased comfort in accessing the capital markets.

          In connection with the transaction of Quinsa, as descrined in the section "History and development of the Company—Interest in Quinsa", announced on April 13, 2006, we raised debt in Brazilian Reais, by issuing R$ 2,065,080,000 in debentures on August 7, 2006. See "Liquidity and Capital Resources—Borrowings".

          We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

          Operating activities

          Our cash flows from operating activities increased 21.4% to R$ 4,149.5 for the year ended December 31, 2005 from R$ 3,418.6 million for the same period in 2004 due to operational growth in our Brazilian, HILA and twelve months of our North American operations when compared to four months in 2004.

          Our cash flows from operating activities increased 35.2% to R$ 3,418.6 for the year ended December 31, 2004 from R$ 2,527.6 million for the same period in 2003 due to operational growth in our Brazilian operations and our HILA operations, and the merger of Labatt into AmBev.

          Investing activities

          Cash flows used in our investing activities for the year ended December 31, 2005 totaled R$ 1,619.3 million, compared to cash flows generated in investing activities of R$ 110.7 million for the same period in 2004. This was due mainly to (i) acquisition of fixed assets and (ii) our decision to reduce our positions in securities in 2004.

          Cash flows generated in our investing activities for the year ended December 31, 2004 totaled R$ 110.7 million, compared to cash flows used in investing activities of R$ 2,014.8 million for the same period in 2003. This was due mainly to (i) our decision to reduce our positions in securities in 2004; (ii) a reduction in cash used to acquire new investments compared to our acquisition of Quinsa in 2003; and (iii) the consolidation of Labatt’s initial cash position, which offset certain investment requirements. This change was partially offset by higher capital expenditures and the repurchase of shares by Quinsa during 2004.

          Financing activities

          Cash flows used in financing activities for the year ended December 31, 2005 amounted to R$ 2,973.9 million compared to R$ 3,433.9 million for the same period in 2004. This was principally due to dividend payments and share buybacks.

          Cash flows used in financing activities for the year ended December 31, 2004 amounted to R$ 3,433.9 million compared to R$ 346.7 million for the same period in 2003. This was principally due to the full amortization of R$ 974.7 million of a yen-denominated syndicated loan and an increase in payouts mainly through our share buyback programs.

          As of December 31, 2005, our outstanding debt totaled R$ 7,203.6 million (of which R$ 1,209.4 million was short-term debt). Our debt consisted of R$ 794.7 million of real-denominated debt and R$ 6,408.9 million of foreign currency-denominated debt.

          The table below shows the profile of our debt instruments:

	AmBev’s Profile as of December 31, 2005

Debt Instruments	2006	2007	2008	2009	2010	There-after	Total

	(R$ in millions, except percentages)
U.S.$ Denominated Debt (Fixed Rate)
Notional Amount	582.2	—	—	—	—	2,340,7	2,922.9
Average Pay Rate	9.61%
BNDES Currency Basket Debt (Fixed Rate)
U.S. $ Denominated Debt (Fixed Rate)	16.0	23.4	22.5	8.8	8.1	0.7	79.5
Average Pay Rate	3.50%
International Debt
U.S. $ Denominated Debt (Fixed Rate)	245.3	206.9	181.7	50.0	41.6	97.4	822.9
Average Pay Rate	4.41%
International Debt
Other Latin American Currency (Fixed Rate)	165.9	17.8	117.4	—	178.6	32.4	512.1
Average Pay Rate	10.10%
International Debt
C$ Denominated Debt (Fixed Rate)	4.8	—	479.8	—	1,408.2	178.6	2,071.4
Average Pay Rate	4.57%
R$ Denominated Debt (Floating Rate - TJLP)
Notional Amount	104.2	134.3	120.8	59.2	47.9	—	466.4
Average Pay Rate (TJLP +)	2.50%
R$ Debt – Working Capital
Notional Amount	1.6	—	—	—	—	—	1.6
Average Pay Rate (CDI)	18.7%
R$ Debt - ICMS (Fixed Rate)
Notional Amount	89.5	147.1	90.2	—	—	—	326.8
Average Pay Rate	4.77%
Total	1,209.5	529.5	1,012.4	118.0	1,684.4	2,649.8	7,203.6

          As of December 31, 2004, our outstanding debt totaled R$ 7,810.7 million (of which R$ 3,443.1 million was short-term debt, including R$ 1,289.3 million of the current portion of long-term debt). Our debt consisted of R$ 1,000.9 million of real-denominated debt and R$ 6,809.8 million of foreign currency-denominated debt.

          As of December 31, 2003, our outstanding debt totaled R$ 5,980.4 million (of which R$ 1,976.1 million was short-term debt, including R$ 1,427.4 million of the current portion of long-term debt). Our debt consisted of R$ 901.5 million of real-denominated debt and R$ 5,078.9 million of foreign currency-denominated debt.

          Restrictions on the transfer of funds from subsidiaries

          Certain of Labatt’s debt agreements contain clauses that restrict the transfer of funds to related companies, including AmBev. Under the terms of these agreements, Labatt may not distribute, cash in the following situations:

          (i)  if Leverage Ratio (aggregate indebtedness to EBITDA) exceeds 3 to 1 after such payment; or

          (ii)  Payments exceed 100% of accumulated net income, excluding extraordinary gains and losses, and unusual or non-recurring items as of April 1, 2004.

          Labatt’s current leverage ratio does not exceed 3 to 1. We do not expect these restrictions to affect our ability to meet our cash obligations.

          Borrowings

          Most of our borrowings are for general use, based upon strategic capital structure concerns. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant being fixed – for the notes AmBev 11 and AmBev 13 -, TJLP for BNDES loans and Canadian Banker’s acceptance for Canadian Debt. For further information, please refer to Note 11 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2005, 2004 and 2003:

	Net Debt Consolidated Position

	2005			2004			2003

	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total

	(R$ in million)
Short-term debt(3)	195.1	1,014.3	1,209.4	503.2	2,939.9	3,443.1	262.0	1,714.1	1,976.1
Long-term debt	599.6	5,394.6	5,994.2	497.7	3,869.9	4,367.6	639.5	3,364.8	4,004.3
Total	794.7	6,408.9	7,203.6	1,000.9	6,809.8	7,810.7	901.5	5,078.9	5,980.4

Amounts may not add due to rounding.
(1)	LC = Local Currency.
(2)	FC = Foreign Currency.
(3)	Includes the current portion of long-term debt.

          Short-term debt

          As of December 31, 2005, our short-term debt totaled R$ 1,209.4 million, 83.7% of which was denominated in foreign currencies.

          As of December 31, 2004, our short-term debt totaled R$ 3,443.1 million, 86.7% of which was denominated in foreign currencies. Most of our short-term foreign debt consisted of Labatt’s bank debt of R$ 1,911.7 million, which matured and was fully refinanced in the last quarter of 2005. On July 28, 2004, we paid in full our yen-denominated syndicated loan in the amount of R$ 974.7 million, net of hedge effects on such debt.

          As of December 31, 2003, our short-term debt totaled R$ 1,976.1 million, consisting primarily of the current portion of our yen-denominated syndicated loan which matured in August 2004. As of December 31, 2003, 86.7% of our short-term debt was denominated in foreign currencies, with an annual weighted average interest rate of approximately 7.0%. The yen-denominated syndicated loan represented 53.8% of our total short-term debt.

          Long-term Debt

          As of December 31, 2005, our long-term debt, excluding the current portion of long-term debt, totaled R$ 5,994.2 million, of which R$ 599.6 million was denominated in Reais. The remainder was denominated primarily in U.S. dollars.

Long Term Debt Maturity(1)

2007	529.5
2008	1,012.4
2009	118.0
2010	1,684.5
2011	1,437.8
2012	32.4
2013 and later	1,179.6

Total	5,994.2

Amounts may not add due to rounding.
(1)	Excludes the current portion of long-term debt.

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

          As of December 31, 2004, our long-term debt, excluding the current portion of long-term debt, totaled R$ 4,367.6 million, of which R$ 497.7 million was denominated in Reais. The remainder was denominated primarily in U.S. dollars. The current portion of our local long-term debt totaled R$ 1,289.3 million as of December 31, 2004.

          As of December 31, 2003, our long-term debt, excluding the current portion of long-term debt, totaled R$ 4,004.3 million, of which R$ 639.5 million was denominated in Reais. The remainder was denominated primarily in U.S. dollars. The current portion of our local long-term debt totaled R$ 1,427.4 million as of December 31, 2003.

          In December 2001, CBB issued U.S.$500 million 10.5% Notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. On October 4, 2002, we completed an SEC registered exchange offer for these notes. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the syndicated loans and the notes issued in 2001 were used principally to repay short-term debt, but also to finance part of AmBev’s capital expenditure program and for general corporate purposes. In September 2003, CBB issued U.S.$500 million 8.75% Notes due 2013, fully guaranteed by AmBev. The transaction was priced at 99.674% of the nominal principal amount with a coupon rate of 8.75%. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. The proceeds of the notes issued in 2003 were used principally to repay short-term debt, to finance part of AmBev’s capital expenditure program, and also for general corporate purposes. On September 15, 2004, we completed an SEC registered exchange offer for these notes. On May 31, 2005, upon the completion of the merger of CBB into AmBev, AmBev became the successor to CBB under the indentures governing both the 2011 notes and the 2013 notes. Neither of these notes have any financial covenants that might limit AmBev’s ability to take on additional debt.

          As of December 31, 2005, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing Fund for Studies and Projects (“FINEP”).

          As of December 31, 2004, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the BNDES, and BNDES programs, including FINAME and FINEP.

          As of December 31, 2003, our local currency long-term debt borrowings consisted primarily of long-term plant expansion and other loans from governmental agencies including the BNDES, and BNDES programs, including FINAME and FINEP.

          On June 8, 2006, our Board of Directors approved a public issuance of debentures denominated in reais in the Brazilian market of up to R$2.6 billion. The issuance was registered with the CVM and its final amount was R$ 2,065,080,000. Proceeds of such issuance, which was closed on August 7, 2006, were used totally to finance the purchase of shares in Quinsa. See “History and Development of the Company —Interest on Quinsa” and “Capital Investment Program”.

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

          Quinsa’s results of operations are proportionately consolidated in our financial statements for 2005, 2004 and 2003.

          Secured debt

          Certain loans, provided by BNDES and FINEP, are secured by some of our facilities and some of our equipment (mainly refrigerators).

          Sales tax deferrals and other tax credits

          We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. The total amount deferred as of December 31, 2005, including ICMS financing, was R$ 698.9 million, as disclosed in Note 11 to our financial statements. Percentages deferred typically range from 40% to 100% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2005, R$ 372.1 million, included a current portion of R$ 19.5 million (classified under other taxes and contributions payable), and R$ 352.6 million payable thereafter. The remaining R$ 326.8 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2005 and 2004, we recorded R$ 151.8 million and R$ 193.3 million, respectively, of tax credits as gains on tax incentive programs. The benefits granted are not subject to withdrawal in the event that we do not meet the program’s targets; however, future benefits may be withdrawn.

          The State of  São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. While there has been no decisions by the Brazilian Supreme Court declaring any such state laws unconstitutional, no assurance can be given that the above sales tax deferrals and tax credit programs would not be suspended in the future as a result of an adverse decision of the Brazilian Supreme Court.

          Capital Investment Program

          In 2005, consolidated capital expenditures on property, plant and equipment totaled R$ 1,369.5 million consisting of R$ 924.1million in Brazil and HILA-ex, R$ 166.6 million related to our proportional consolidation of Quinsa and R$ 278.8 million related to the approximately four months of consolidation of Labatt. These expenditures primarily included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

          As of December 31, 2004, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$ 170.2 million. These investments are primarily related to the acquisition of our economic interest in Embodom.

          In 2003, capital expenditures on property, plant and equipment totaled R$ 862.2 million, consisting of R$ 809.8 million in Brazil and HILA-ex, and R$ 52.4 million related to our proportional consolidation of Quinsa. These capital expenditures primarily included investments in quality controls, automation, modernization, replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

          As of December 31, 2003, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$ 1,745.3 million, which included: (i) the R$ 1,429.0 million cash disbursement as purchase price for our initial interest in Quinsa in 2003; (ii) the additional R$ 249.6 million cash disbursement used to purchase an additional 12.0 million Class B Quinsa shares on the open market, increasing our economic interest in Quinsa to 49.66%; and (iii) the acquisition of our interests in our Peruvian and Ecuadorian assets.

          We continually evaluate possible acquisitions, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt and/or cash flow, which has been the case historically. We invested approximately U.S.$50 million in the Dominican Republic, including the acquisition of 51% of the capital of Embodom that includes a soft drink facility and distribution network, and construction of a beer facility in Santo Domingo. The new beer facility was fully operational in the Dominican Republic during the third quarter of 2005.

          We also constructed a brewery in Peru, which started operations during the second quarter of 2005. Total investments in the brewery amounted to approximately U.S.$38.4 million including production facilities, working capital and pre-operating expenses.

          On April 13, 2006 AmBev announced that it has entered into an agreement with BAC pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. The acquisition closed on August 8, 2006 was financed through a mix of internal and external sources, a combination of cash flow and the issuance of debt in the local market. With the closing of the transaction, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital. The adjusted price paid to BAC was US$ 1,252,572,033. See “Information on the Company—History and Development of the Company—Interest in Quinsa”.

Research and Development

          The company maintains a research and development center in Guarulhos in order to assure continuous product innovation and yearly increases in efficiency.

Trend Information

          For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2005 Compared with Year ended December 31, 2004”

Off-balance Sheet Arrangements

          We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

•

Contingencies which represent possible, though not probable, risk of loss have not been provided for in our balance sheet and amount to R$ 4,557.0 million, which have been disclosed in “—Liquidity and Capital Resources—Commitments and contingencies”. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount;

•

Future commitments with suppliers of R$ 536.7million, related primarily to industrial and distribution system investments, which have been disclosed in “—Liquidity and Capital Resources—Commitments and contingencies”;

•

As described in “—Critical Accounting Policies”, for Brazilian GAAP purposes we do not include the assets and liabilities of FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation for Brazilian GAAP, the remaining assets and liabilities are off-balance sheet for the purposes of Brazilian GAAP financial statements. See Note 15 (c) of our consolidated financial statements for more information;

•

On April 13, 2006 AmBev announced that it has entered into an agreement with BAC pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. With the closing of the transaction, which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital. The adjusted price paid to BAC was US$ 1,252,572,033.

          We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

          Commitments and contingencies

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	(in millions of Reais)
Long–term debt	6,205.3	211.1	1,541.9	1,802.5	2,649.8
Sales tax deferrals	372.1	19.5	55.1	60.1	237.4
Pension plan and commitments with suppliers	536.7	533.4	3.3	—	—
Other post–retirement liabilities	2,830.7	245.7	514.7	550.1	1,520.2
Total contractual cash commitments	7,544.1	799.3	1,676.9	1,946.1	3,121.8

*	The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

          Pursuant to the Put and Call Options, AmBev had a call option to acquire 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev, and BAC had a put option to sell to AmBev the 373.5 million Quinsa Class A Shares held by BAC in exchange for newly issued shares of AmBev.  The Quinsa Put and Call Options are no longer in place as a result of the cash purchase by AmBev of BAC’s remaining shareholding in Quinsa. See “—Off-balance Sheet Arrangements”.

          We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$ 4,557.0 million as of December 31, 2005. These are not considered commitments. We believe that our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

          The Board of Directors oversees AmBev’s executive officers. The Board of Directors is comprised of three to 15 members who must be shareholders of AmBev and provides the overall strategic direction of AmBev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of AmBev, who must number at least two but no more than 15. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The AmBev shareholders’ agreement regulates the election of directors of AmBev by the controlling shareholders. See “Major Shareholders and Related Party Transactions—AmBev Shareholders’ Agreement—Management of AmBev”.

Directors

          The following table sets forth information with respect to the directors of AmBev:

Board of Directors(1)

Name	Age(2)	Position	Director of AmBev Since	Term Expires

Victório Carlos De Marchi	67	Co-Chairman and Director	1999	2008
Carlos Alves de Brito	46	Co-Chairman and Director	2006	2008
Marcel Herrmann Telles	56	Director	1999	2008
Carlos Alberto da Veiga Sicupira	58	Director	1999	2008
José Heitor Attilio Gracioso	74	Director	1999	2008
Roberto Herbster Gusmão	83	Director	1999	2008
Vicente Falconi Campos	65	Director	1999	2008
Luis Felipe Pedreira Dutra Leite	40	Director	2005	2008
Johan M.J.J. Van Biesbroeck	49	Director	2005	2008

Alternate Members

Jorge Paulo Lemann	66	Alternate Director	1999	2008
Roberto Moses Thompson Motta	48	Alternate Director	1999	2008

(1)

Victório Carlos De Marchi, Co-Chairman of the Board of Directors of AmBev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by InBev and is also a Chief Executive Officer of InBev S.A./N.V. InBev appointed five additional directors—Marcel Herrmann Telles, Carlos Alberto Sicupira, Luis Felipe Pedreira Dutra Leite, Johan M.J.J. Van Biesbroeck and Vicente Falconi Campos. FAHZ appointed two additional directors—José Heitor Attílio Gracioso and Roberto Herbster Gusmão. The alternate members of the Board of Directors of AmBev are appointed in order to replace, if and when necessary, any of the directors.

(2)	Age as at May 31, 2006.

The following are brief biographies of each of AmBev’s directors:

          Victório Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of AmBev. Mr. De Marchi joined Companhia Antarctica Paulista in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindcerv) until February 2002 and is a party to the Orientation Committee of FAHZ. He is also a board member of Quinsa. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of AmBev. He also serves, since December, 2005, as Chief Executive Officer of InBev. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of AmBev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000 city of Leuven, Belgium.

          Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of AmBev. He served as Chief Executive Officer of Companhia Cervejaria Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of InBev, Lojas Americanas and AmBev. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also a board member of InBev, Quinsa and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, Brazil.

          José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Companhia Antarctica Paulista in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Companhia Antarctica Paulista’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getúlio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

          Roberto Herbster Gusmão. Mr. Gusmão is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Companhia Antarctica Paulista from 1998 until April 2000. Mr. Gusmão was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister for Trade and Industry from 1985 to 1986 and CEO of Banco de Desenvolvimento do Estado de São Paulo from 1982 to 1983. Mr. Gusmão was also a professor and founder of graduation and post-graduate programs at Fundação Getulio Vargas from 1954 to 1969. Mr. Gusmão has a law degree from Faculdade de Direito da Universidade de Minas Gerais. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

          Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of AmBev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial (“INDG”) and is a member of the Board of Directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Av. Contorno, 7962, 10th floor, Belo Horizonte, Brazil.

          Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of AmBev. He also serves, since January 2005, as Chief Financial Officer of InBev. He joined Brahma in 1990 and has held numerous positions during his tenure, including of Chief Financial Officer and Investor Relations Officer of AmBev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000 city of Leuven, Belgium.

           Johan M.J.J. Van Biesbroeck. Mr. Van Biesbroeck is a member of the Board of Directors of AmBev. He has been working with Interbrew (now InBev) since 1978. He is currently a member of the InBev Executive Board of Management, holding the position of Chief Strategy and Business Development Officer - the Convergence Committee and has different Board mandates with InBev affiliates. Mr Van Biesbroeck has a degree in economics from Katholieke Universiteit Leuven. His principal business address is Brouwerijplein 1, 3000 Leuven, Belgium.

          Jorge Paulo Lemann. Mr. Lemann is an alternate member of the Board of Directors of AmBev and a Board member of InBev. He also served as a member of the Board of Dicrectors of Brahma from 1990 to 1999. He is a member of the International Advisory Board of DaimlerChrysler, a board member of Fundação Estudar and a member of the Harvard Business School’s Board of Dean’s Advisors. Mr. Lemann holds a BA degree from Harvard University, A.B. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, Brazil.

          Roberto Moses Thompson Motta. Mr. Thompson is an alternate member of the Board of Directors of AmBev. He is also a board member of InBev and Lojas Americanas S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is Av. Brig. Faria Lima, 3729, 7th floor, São Paulo, Brazil.

Executive Officers

          The following table sets forth information with respect to the executive officers of AmBev:

Name	Age(1)	Position	Election Date	Term Expires

Luiz Fernando Ziegler de Saint Edmond(2)	40	Chief Executive Officer for Latin America	2005	2007
Miguel Nuno da Mata Patricio(3)	40	Chief Executive Officer for North America	2006	2007
Jorge Luiz Gualberti Martins da Rocha(4)	39	Executive Officer for Hispanic Latin America	2006	2007
João Mauricio Giffoni de Castro Neves	39	Chief Financial Officer and Investor Relations Officer	2005	2007
Bernardo Pinto Paiva	37	Sales Executive Officer	2005	2007
Carlos Eduardo Klützenschell Lisboa	36	Marketing Executive Officer	2005	2007
Cláudio Braz Ferro	51	Industrial Executive Officer	2005	2007
Francisco de Sá Neto	40	Soft Drinks Executive Officer	2005	2007
Milton Seligman	54	Corporate Affairs Executive Officer	2005	2007
Pedro de Abreu Mariani	39	General Counsel	2005	2007

(1)	Age as of May 31, 2006.

(2)	Mr. Edmond has been an Executive Officer since 2004; he was appointed Chief Executive Officer for Latin America in 2005.

(3)	Mr. Miguel Patricio has been at the Company since 1999; he was appointed Chief Executive Officer for North America in 2006.

(4)	Mr. Jorge Rocha has been at the Company since 1990; he was appointed Executive Officer for Hispanic Latin America in 2006.

          The following are brief biographies of each of AmBev’s executive officers:

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

          Miguel Nuno da Mata Patricio. Mr. Patricio is the Chief Executive Officer for North America. He joined the Company in 1999. Mr. Patricio has a degree in business administration from Fundação Getúlio Vargas in São Paulo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          João Maurício Giffoni de Castro Neves. Mr. Neves is AmBev’s Chief Financial Officer and Investor Relations Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He is also a board member of Quinsa. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          Jorge Luiz Gualberti Martins da Rocha. Mr. Rocha is Executive Officer for Hispanic Latin America. He joined the Company in 1990 as a trainee and has held various positions in the Distribution, Commercial and Direct Distribution Departments, including in Argentina and the Dominican Republic, where he was responsible for sales from 2004 to 2006. He has a degree in production engineering from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

          Carlos Eduardo Klützenschell Lisboa. Mr. Lisboa is AmBev’s Marketing Executive Officer. He joined the Company in 1993 and has held the positions of Regional Marketing Manager, Domestic Operating Manager and Skol’s Marketing Manager. He has a degree in business administration and a postgraduate degree in marketing from Universidade Católica de Pernambuco. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

          Francisco de Sá Neto. Mr. Sá Neto is AmBev’s Carbonated Soft Drinks Executive Officer. He joined the Company in 1998 and has held various positions in the areas of Sales and Direct Distribution. He was also the Regional Officer in Southern Brazil. He has a degree in civil engineering from Universidade Federal da Bahia and holds an MBA from University of California, Berkeley. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          Milton Seligman. Mr. Seligman is AmBev’s Corporate Issues Executive Officer. He joined the Company in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the BNDES, as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

          Pedro de Abreu Mariani. Mr. Mariani is the General Counsel of AmBev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and a LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Compensation

          The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2005 for services in all capacities amounted R$23.2 million, including variable compensation (bonuses). In addition, the members of the Board of Directors and Executive Officers are entitled to fringebenefits, provided to all AmBev employees and covered dependents, such as medical assistance, tuition allowances and some supplementary social security benefits. Most of  such benefits are provided by or through FAHZ. The Board of Directors and Executive Officers are also elegible for the stock ownership plan. For further information, see “Directors, Senior Management and Employees – Stock Ownership Plan”.

          On various dates in 2005, pursuant to the terms and conditions of the stock ownership plans still in place, we have acquired from the Directors and Officers a total of 4.1 million common shares (R$2.7 million) and 193.2 million (R$152.0 million) preferred shares. Such amounts were calculated and paid taking into consideration the average market price of the day of the closing of the transaction or specific rules of the stock ownership plans (e.g. cases of resignation, etc.).

Board Practices

          In 2005, we held numerous meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. We also organized site visits for investors and analysts.

          Fiscal Committee (Conselho Fiscal)

          At AmBev’s Annual and Extraordinary Shareholders’ Meeting held on April 12, 2005, we approved an amendment of our by-laws to make the Conselho Fiscal a permanent body. The following members were appointed to the Conselho Fiscal at AmBev’s General Ordinary and Extraordinary Meeting held on April 20, 2006, for a term expiring upon the Ordinary Annual Shareholders’ Meeting of 2007: Alcides Lopes Tápias, Álvaro Antônio Cardoso de Souza and Aloisio Macário Ferreira de Souza, and, as alternates, respectively, Ary Waddington, Emmanuel Sotelino Schifferle and Nilson José Bulgueroni. All of them are “independent” members as per Rule 10A-3(c)(v) of the Sarbanes-Oxley Act of 2002.

          The responsibilities of the Conselho Fiscal include supervision of management, performing analyses and rendering opinions regarding AmBev’s financial statements and performing other duties in accordance with Brazilian Corporate Law. None of the members of the Conselho Fiscal is also a member of the Board of Directors or of any Committee thereof.

          In addition, we have relied on the exemption provided for under Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal performing duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Conselho Fiscal to act independently and to satisfy the other requirements of such Act.

          The Board of Directors

          Most of the Board members have been in office for years, having the current members mandate until 2008. The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains its short-term competitiveness. Moreover, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising the Company’s long-term growth, while at the same time ensuring that AmBev’s corporate values are practiced.

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

          Executive Committee

          The Executive Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Executive Committee’s explicit responsibilities are:

•	to present medium and long-term planning proposals to the Board of Directors;

•	to propose and monitor AmBev’s annual performance targets and the budgets needed to attain the projected goals;

•	to monitor the Company’s standing through analysis of its results, market developments and permanent internal and external benchmarking;

•	to analyze and propose uniform best practice rules;

•	to monitor the performance of the Company’s trademarks and innovation strategies; and

•	to opine in matters involving recruiting programs, variable compensation and the spreading of the Company’s culture.

          Current members of the committee are Messrs. Victório Carlos De Marchi (Chairman), Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira and Luis Felipe Pedreira Dutra Leite. Throughout the year, the Executive Committee holds at least six meetings.

          Compliance Committee

          The Compliance Committee’s responsibilities are to assist the Board of Directors in the following matters:

•	related party transactions;

•	any general conflict of interest situations;

•	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

•	monitoring and analysis of the internal controls of the Company;

•	monitoring and analysis of the fiscal profile of the Company; and

•	other matters the Board of Directors may consider relevant and in the interest of the Company.

          Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attílio Gracioso, Carlos Alves de Brito, Vicente Falconi Campos and Luis Felipe Pedreira Dutra Leite. Throughout the year, the Compliance Committee holds at least four meetings.

          Finance Committee

          The Finance Committee’s purpose is to assist the Board of Directors on the following matters:

•	to analyze and monitor the Company’s annual investment plan;

•	to analyze and monitor growth opportunities;

•	to analyze and monitor the Company’s capital structure and cash flow; and

•	to analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

          Current members of the Finance Committee are Messrs. Luis Felipe Pedreira Dutra Leite (President), Marcel Herrmann Telles, Victório Carlos de Marchi, Carlos Alberto da Veiga Sicupira and Roberto Moses Thompson Motta.

          Throughout the year, the Finance Committee holds at least four meetings, in which are discussed, among other matters: budget; financial risk analysis; treasury policy and merger and acquisition opportunities.

          Consulting Committee

          The Consulting Committee was formed in 2003 and is composed of three independent members appointed by the Board of Directors for terms of three years. The Consulting Committee has the following functions:

•

to opine at the General Shareholders’ meetings and the Board of Directors, with respect to acts of the directors and officers and the fulfillment of their duties, pursuant to the law and the by-laws, as well as regarding the annual report and any propositions to be submitted to the shareholders;

•	to provide economic, industry and commercial data to the Board of Directors related to the Company’s main business purposes, including opinions and recommendations; and

•	to make recommendations concerning new business and general issues submitted to their consultation.

          The mandate of the members of the Consulting Committee expired on June 11, 2006.

Employees

          As of December 31, 2005, AmBev and its subsidiaries (except Quinsa and its subsidiaries) had approximately 28,567 employees, approximately 50% of whom were engaged in production, 35% of whom were engaged in sales and distribution and 15% of whom were engaged in administration.

          The following table sets forth the number of employees of AmBev and its subsidiaries (except Quinsa and its subsidiaries) as of the end of the years indicated:

Employees as of December 31,(1)

2005	2004	2003

28,567	25,974	18,890

          The following table shows the geographical distribution of AmBev’s employees as of April 30, 2006:

Geographical Distribution of AmBev Employees(1)

Location	Number of Employees

Brazil	19,350
Canada	4,165
Dominican Republic	1,977
Venezuela	1,065
Peru	1,274
Ecuador	327
Guatemala	223

Total	28,381

(1) Not including Quinsa and its subsidiaries.

          Training

          In 1995, Brahma created the Brahma University (now “AmBev University”) to train and enhance our employees’ performance, and the performance of our distributors’ employees. In 2005, the AmBev University provided specific training for more than 3,100 employees and distributors, totaling 10,200 hours of training. At the management level, AmBev’s senior management and executive officers participate in several business and technical training programs at leading United States and European universities. Training programs in association with SENAI (National Service of Industrial Learning) held in our major facilities provide courses, mainly technical in nature, for supervisory and operating personnel. Together with Sindicerv, the Brazilian beer producers’ association, AmBev also has established a training school in the city of Vassouras, near Rio de Janeiro, which includes a micro brewery, bottling line and malting plant. AmBev also maintains a partnership with SIEBEL Institute in Chicago and with Dömens Academie in Munich, Germany, where its personnel responsible for beer production are introduced to new worldwide technologies and are able to visit other brewers and equipment suppliers.

          AmBev maintains an e-learning program for on-the-job training for sales staff from the supervisory level. AmBev also operates AmBev TV, a proprietary distance-learning tool operated over a secure satellite broadcasting system that connects all of AmBev’s business units and a majority of our third-party distributors. In 2005, we provided standardized effective training to nearly 13,000 sales people. AmBev believes that its personnel are well trained and kept abreast of current technical and business developments.

          Industrial Relations

          All of AmBev’s employees in Brazil are represented by labor unions, but only approximately 7% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center. AmBev’s collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. AmBev believes that its relation with its employees is satisfactory, and there have been no strikes or significant labor disputes in the past ten years.

          Approximately 60% of our employees in our North America operations are represented by unions. Unionized employees are usually employees working within the production or distribution departments of the company, except for our operations in Quebec, which is approximately 85% unionized with both sales and office administration employees belonging to unions. The company has been working together with its unions to obtain operating flexibility in exchange for improved wages and benefits. However, in the past years there have been disputes in some of our locations, which curtailed our activities in such places. For example, in 2002, in London (Canada), we experienced a four-month lockout. Similarly, in 2003 we were subject to a three-month strike at our Montreal unit. Recently, at St. Johns, we also had a strike that lasted for three weeks.

          Health and Severance Benefits

          In addition to wages, AmBev’s employees receive additional benefits from AmBev. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily given by AmBev. The benefits packages of AmBev’s employees in Brazil consist of benefits provided both by AmBev directly and by AmBev through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate law and AmBev’s bylaws, to support FAHZ.

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

          Stock Ownership Plan

          AmBev has a stock ownership plan designed to attract and retain the services of qualified directors, executives and employees. As of December 31, 2005, the plan had outstanding and exercisable rights to acquire 438.1 million shares of AmBev. The stock ownership plan (the “Plan”) was amended at AmBev’s General Meeting held on April 20, 2006. The following description relates to the Plan as amended by such General Meeting. The Plan relates to preferred shares only and is administered by the Board of Directors, which periodically creates programs defining the terms and employees to be included.

          Beneficiaries of each program issued under the Plan who apply 25% or 50% of their bonus in the purchase of preferred shares of the Company (the “Underlying Shares”) are entitled to 2.3 or 4.6 options per share acquired, respectively (the “Options”). The exercise price of the Underlying Shares and the Options is the closing price of the preferred shares of the Company on the last stock exchange day at BOVESPA before the attribution of the Underlying Shares to the beneficiary. The vesting of the Options is subject to the following conditions being met:

•	The beneficiary shall hold the Underlying Shares for at least 5 years;

•	The beneficiary shall have invested 50% of its bonus in preferred shares of AmBev (in addition to the Underlying Shares) and held such shares for at least 3 years; and

•	The Company shall meet some performance measures.

          The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options (5 years). The Options expire if not exercised within 5 years from vesting (i.e., 10 years after the date of grant.)

          For plans granted prior to 2003, the subscription price of the shares could be finaced by the Company, for a period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These loans are guaranteed by the shares which will be acquired under the Plan. Due to the enactment of Sarbanes-Oxley Act of 2002, we have ceased to grant such loans for any subsequent stock ownership plans. Nevertheless, advances granted prior to 2003 to employees are grandfathered. At December 31, 2005 the outstanding balance of the advances to employees under U.S. GAAP amounted to R$ 114.9 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders’ equity under U.S. GAAP.

          AmBev Pension Plan

          AmBev’s pension plans are administered by the AmBev Pension Fund (Instituto AmBev de Previdencia Privada - IAPP). The AmBev Pension Fund operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. The AmBev Pension Fund was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board or Conselho Deliberativo which has four members, three of which are appointed by AmBev and the IAPP Director Board or Diretoria Executiva which has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by the IAPP Council Board.

          The AmBev Pension Fund is available to both active and retired employees. Three months after joining us, employees may opt to join the defined contribution plan. Upon leaving (unless upon retirement) members are required to leave the AmBev Pension Fund. Members who joined after 1990 and request to leave will receive their contributions in a single inflation indexed installment.

          As of December 31, 2005, we had 5,582 participants in our pension plans, 3,295 participants in the defined benefit plan, including 2,376 retired participants, and 2,287 participants in the defined contribution plan, including 28 retired participants.

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

          Pension costs relating to the AmBev contributed to IAPP for the year ended December 31, 2005 were approximately R$ 4.8 million compared to R$ 3.9 million in 2004.

          The plan assets are comprised principally of time deposits and equity securities (including 9,595,170 preferred shares and 1,919,034 common shares of AmBev with a total market value of R$ 10 million as of December 31, 2005), government securities and properties. All benefits are calculated and paid in inflation indexed Reais.

          Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits. Labatt Canada also provides certain post-retirement pension benefits to certain distributors.

          As at December 31, 2005, AmBev had liabilities deriving from pension plan benefits obligations in the amount of R$ 2,841.3 million. See Note 23(a)(vii) to the Financial Statements.

          Profit-Sharing Plan

          Executive officers’ bonuses are determined based upon the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors. All other employees of AmBev are entitled to performance-based variable bonuses calculated on an annual basis.

          Among all employees, up to 60% can be awarded bonuses. The distribution of these bonuses is subject to a three-tier system in which AmBev must first achieve efficiency targets approved by the Board of Directors. Following that, each business unit must achieve its targets and finally individual performance is ranked.

          Our annual targets may be changed by the Board of Directors. For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the plant level is based on a ranking between the different plants, which based on their relative ranking may or may not receive the bonus.

          Expenses of AmBev provisioned under these programs amounted to R$ 202.8 million for the year ended December 31, 2005, R$ 152.4 millions for the year ended December 31, 2004 and R$ 23.6 million for the year ended December 31, 2003.

          Bonuses, commissions and collective awards to be shared among employees depend on the operating results of AmBev and performance reviews based on individual and collective targets.

Share Ownership

          The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by senior management as of May 31, 2006:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi(1)	*	*
Carlos Alves de Brito	*	*
Marcel Herrmann Telles(2)	*	*
Carlos Alberto da Veiga Sicupira(3)	*	*
José Heitor Attílio Gracioso(4)	*	*
Roberto Herbster Gusmão(5)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Johan M.J.J. Biesbroeck	*	*
Jorge Paulo Lemann(6)	*	*
Roberto Moses Thompson Motta	*	*
	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
Miguel Nuno da Mata Patricio	*	*
Joáo Mauricio Giffoni de Castro Neves	*	*
Bernardo Pinto Paiva	*	*
Carlos Eduardo Klützenschell Lisboa	*	*
Cláudio Braz Ferro	*	*
Francisco de Sá Neto	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Jorge Luiz Gualberti da Rocha	*	*

*	Indicates that the individual holds less than 1% of the class of securities.

(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.

(2)

Does not include shares owned by InBev. Mr. Telles is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.

(3)

Does not include shares owned by InBev. Mr. Sicupira is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

(4)	Mr. Gracioso is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.

(5)	Mr. Gusmão is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.

(6)

Does not include shares owned by InBev. Mr. Lemann is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

AUDIT COMMITTEE AND AUDIT COMMITTEE ADDITIONAL REQUIREMENTS

          NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a written charter that addresses certain duties.

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

          Our existing stock option plan was amended and restated by the General Shareholders Meeting held on April 20, 2006. Pursuant to such plan, our Board of Directors is responsible for voting on the issuance of new equity in connection with stock option programs issued under the existing stock option plan, provided that the limit of our authorized capital is respected. Any issuance of new shares that exceeds such authorized capital is subject to shareholder approval.

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

          We believe the corporate governance guidelines applicable to us under Brazilian Corporate Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and use of Information and policies for Trading with Securities issued by AmBev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholders in our securities.

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

Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Introduction

          As of May 31, 2006, AmBev had 34,508,111,051 common voting shares and 31,384,324,044 preferred non-voting shares outstanding. AmBev has registered two classes of American Depositary Shares (“ADSs”) pursuant to the Securities Act: ADSs evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of May 31, 2006, there were 68,532,164 preferred ADSs outstanding (representing 6,853,216,400 preferred shares) and 7,160,871 common ADSs outstanding (representing 716,087,100 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

          AmBev is controlled by InBev and FAHZ, which own in the aggregate 88.4% of AmBev’s outstanding common shares. In addition, InBev (through Interbrew International B.V. and Ambrew S.A.) and FAHZ, as well as Marcel Telles, Jorge Paulo Lemann and Carlos Sicupira, as intervening parties, are parties to a shareholders’ agreement relating to AmBev. See “—AmBev Shareholders’ Agreement”. As of May 31, 2006, FAHZ owns 15.5% of the outstanding common shares of AmBev. InBev collectively own 72.9% of the outstanding common shares of AmBev.

Share Buyback Programs

          In 2005, we acquired 547.7 million preferred shares in connection with our share buyback program, at a cost of R$ 487.2 million. In 2004, we acquired 2,605.0 million preferred shares in connection with our share buyback program, at a cost of R$ 1,609.6 million. In 2003, we acquired 63.5 million common shares and 529.3 million preferred shares in connection with our share buyback program, at a cost of R$ 310.0 million.

          In 2005, our Board of Directors launched a program for the purchase of our outstanding preferred shares, valid for a period of 365 days from the date it was approved. In February 2006, another plan was launched for the purchase of 983.9 million of our outstanding preferred shares and of 378.1 million of our outstanding common shares, valid for a period of 180 days. In August 2006, another plan was launched for the purchase of 669.7 million of our outstanding preferred shares and of 370.4 million of our outstanding common shares, in an aggregated amount up to R$ 1.0 billion, valid for a period of 360 days. In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares.

          The following table summarizes the share buyback programs approved by our Board of Directors in 2005 and 2006:

Approval Date	Shares Repurchased			Amount Repurchased	Date program was finalized

		As a number	As a% of free float (1)	(R$ in thousands)

November 7, 2005	(preferred)	547,694,270	8.41	487,176	February 7, 2006
February 22, 2006	(preferred)	416,118,966	5.41	373,008	August 7, 2006
	(common)	21,371,944	9.72	17,095
August 7, 2006	(preferred)	—	9.74	—	Not Finalised
	(common)	—	3.79	—	Not Finalised

Total		985,140,180	N/A	877,279	N/A

(1) Total number of shares that may be purchased as a percentage of free-float referred to the plan announcement date.

AmBev’s Major Shareholders

          The following table sets forth information as of May 31, 2006 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares

The Bank of New York - ADR Department(1)	716,087,100	2.08%	6,853,216,400	21.84%
Interbrew International B.V.	22,287,945,223	64.59%	10,094,010,369	32.16%
AmBrew S.A.	2,871,670,430	8.32%	1,436,511,984	4.57%
FAHZ(2)	5,349,312,173	15.50%	103,202,513	0.33%
Caixa da Previdência dos Funcionários do Banco Central do Brasil - PREVI	664,631,371	1.93%	3,016,656,855	9.93%

(1)

Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2)	Messrs. Telles, Lemann, De Marchi, Gracioso and Gusmão, directors of AmBev, are also counselors of FAHZ.

For a description of the Company’s major shareholders’ voting rights, see “—AmBev Shareholders Agreement”.

Options and Warrants

          We are defendants in a number of lawsuits filed by 11 holders of warrants issued by AmBev challenging the criteria used by the Company in determining the strike price of such securities. In the event the plaintiffs prevail, in all of the above proceedings, we believe that the corresponding dilution for the existing shareholders would be the difference between the strike price deemed correct by the plaintiffs and the net book value of such shares at the time they are issued, multiplied by the number of shares involved. The Company has estimated that the aggregate subscription price of all relevant shares (in the event it prevails in such proceedings) should be R$ 1,022.4 million, representing 26,602,450 common shares and 1,093,920,115 preferred shares. See “Legal Proceedings—Option and Warrants.”

AmBev Shareholders’ Agreement

          InBev (through AmBrew S.A. and InterBrew International B.V.), FAHZ, as well as AmBev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, entered into a shareholders’ agreement (the “AmBev Shareholders’ Agreement”) with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries, among other matters.

          The AmBev Shareholders’ Agreement was originally signed in July 1, 1999 and amended on March 2, 2004.

          The following discussion relates to the AmBev Shareholders’ Agreement, as modified by the first amendment.

          Management of AmBev

          Although each common share of AmBev entitles shareholders to one vote in connection with the election of AmBev’s Board of Directors, AmBev’s controlling shareholders, FAHZ, AmBrew S.A. and Interbrew International B.V., have the ability to elect the majority of AmBev’s directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the AmBev Shareholders’ Agreement, the adoption of a cumulative vote procedure, the provisions of the AmBev Shareholders’ Agreement on the management of AmBev were based on the assumption that no directors will be elected by minority shareholders of AmBev.

          Due to the changes introduced by Law No. 10,303/01, minority shareholders holding at least 15% of voting capital and preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) holding at least 10% of AmBev’s total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if neither the minority shareholders nor the preferred shareholders (whose shares are not entitled to vote or are entitled to a restricted voting right) achieve such percentages as mentioned above, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of AmBev’s total capital. In order to exercise these rights, any of these shareholders must prove that it has uninterruptedly held the corresponding shares for at least three months prior to the shareholders’ meeting, where the election of the Board of Directors shall take place.

          If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, the controlling shareholders are entitled to elect the same number of members plus one, independently of the number of directors.

          Presently, under the AmBev Shareholders’ Agreement, as amended, each of FAHZ, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of AmBev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other hand, may appoint up to two observers to attend AmBev’s board meetings, without voting rights. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted. FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the AmBev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and stock grouping).

At that time FAHZ held 459,521,728 common shares, which was adjusted for the five-for-one stock split that took effect on October 23, 2000 and for the share dividend that took effect on May 31, 2005. FAHZ appointed three of our directors. FAHZ is not allowed under the AmBev Shareholders’ Agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of AmBev’s voting shares. AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between FAHZ’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of AmBev.

          The AmBev Shareholders’ Agreement provides that AmBev will have two Co-Chairmen with identical rights and duties, one appointed by FAHZ and the other jointly by AmBrew S.A. and Interbrew International B.V. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of AmBev.

          Each of FAHZ, AmBrew S.A. and Interbrew International B.V., may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

          Each of FAHZ, AmBrew S.A. and Interbrew International B.V. has agreed to exercise its voting rights in the shareholders’ meetings of AmBev and its subsidiaries in such a way that it may elect the largest possible number of directors in each of AmBev and its subsidiaries. FAHZ, AmBrew S.A. and Interbrew International B.V. will agree on the method of casting their votes in order to accomplish this purpose in the event of the adoption of a cumulative vote procedure under Brazilian law, under which each common share is entitled to as many votes as there are directors to be elected.

          The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Compliance Committee, the Executive Committee and the Financial Committee have already been created. See “Directors, Senior Management and Employees—Board Practices”.

          Preliminary Meetings and Exercise of Voting Right

          On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of AmBev or its subsidiaries, FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of AmBev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The AmBev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of AmBev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

          If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of AmBev voting common shares, which currently is constituted of AmBrew S.A. and Interbrew International B.V. However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “Management of AmBev”, and with respect to matters which require unanimous approval by FAHZ, AmBrew S.A. and Interbrew International B.V., as follows:

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

          The AmBev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The AmBev Shareholders’ Agreement provides that any votes cast by FAHZ, AmBrew S.A. and Interbrew International B.V., or by any of the board members appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

          Transfer of Shares

          The AmBev Shareholders’ Agreement contains the following provisions concerning the transfer of shares:

•

FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the AmBev Shareholders’ Agreement, during the term of the agreement, and (ii) not to create any type of encumbrance on their shares, without the prior written consent of FAHZ, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of  FAHZ.

•

In the event that the shares of AmBev owned by FAHZ, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either (i) the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or (ii) the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the AmBev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the AmBev shares and the obligations in respect of such restriction.

•

If any of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other hand, intends to dispose of subscription rights relating to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

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

RELATED PARTY TRANSACTIONS

Material Related Party Transactions

          AmBev and Affiliated Entities

          We engage in the purchase and sale of raw material with affiliated entities, which effects are eliminated on our consolidated financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in Note 2(b) to our audited consolidated financial statements.

          AmBev and the Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”)

          Medical, dental and social assistance

          One of the activities of FAHZ, as described in its bylaws, is to “provide medical and dental assistance to employees and administrators (including dependants) of AmBev and its controlling companies.”

          Purchase of labels from FAHZ

          On April 24, 2002, CBB (of which AmBev is a successor, as a result of CBB having being merged into AmBev) and FAHZ executed an agreement for the industrialization of products (labels), using raw materials supplied by AmBev. The prices vary in accordance with the order, and are determined under arm’s length conditions.

          Lease Agreements with FAHZ

          On February 1st, 2002, FAHZ and CBB (now AmBev) executed a Lease Agreement pursuant to which FAHZ leased to CBB the offices where AmBev’s headquarters are now located. The total amount of the lease in 2005 was approximately R$2.37 million. In addition, FAHZ leases the real estate comprising our distribution centers in Diadema and Salvador for an aggregate monthly amount of R$555,676.00.

          AmBev and Employees

          Before January 1, 2003, AmBev had deferred payment stock option plans. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such a financing option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 are grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in AmBev’s Extraordinary General Meeting of April, 20, 2006, updating the plan approved on September 14, 2000.

          AmBev and Quinsa

          We have entered into a variety of agreements with Quinsa and BAC, Quinsa’s controlling shareholder, relating to the acquisition of our interest in Quinsa. See “Information on the Company—History and Development of the Company—Interest in Quinsa”. On April, 13, 2006, AmBev and BAC executed an agreement pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest. With the closing of the transaction, which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of the latter’s total share capital. The adjusted purchase price paid to BAC was US$ 1,252,572,033. See “Information on the Company—History and Development of the Company—Interest in Quinsa”.

          InBev and Labatt Brewing Company Limited

          On August 27, 2004, in connection with the consummation of the merger of Labatt into AmBev, Labatt Brewing Company Limited (“LBCL”) and InBev entered into a cross-services agreement with a view to:

•	terminating the then existing services agreement among those entities before the incorporation;

•

LBCL providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services, until December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to the cross-services agreement); and

•

InBev providing to LBCL, on an hourly basis, administrative services such as internal audit services, legal advice and IT support, until December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to the cross-services agreement).

          InBev, AmBev and LBCL

          Intellectual Property and Hedge Agreements

          On August 27, 2004, InBev, LBCL and AmBev agreed that (i) InBev would be entitled to all intellectual property created or developed by LBCL, and InBev would bear certain technology and patent development costs incurred by LBCL and certain of Labatt subsidiaries until December 31, 2004 (extended until March 31, 2005 pursuant to an amendment to such agreement), (ii) LBCL would be entitled to continue using a subsidiary of InBev to assist it with hedge arrangements and (iii) InBev would be the sole owner of all intellectual property developed until that date, even after the end of the Agreement and, as such, LBCL shall pay to InBev a remuneration in respect of its use.

          Brands

          We distribute some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA (previously Labatt USA, L.L.C.), a subsidiary of InBev, under a distribution agreement between InBev and Labatt.

          Labatt Tax Reassessments

          On March 7, 2005, due to a notice of reassessment in respect of LBCL’s 1998 taxation year issued by the Canada Revenue Agency on December 2, 2004, and other notices that could be issued, and in view of the indemnification provisions set forth in the Incorporação Agreement, InBev, LBCL and AmBev agreed that LBCL should pay the relevant tax authorities the full amounts due under any such notices, and InBev would reimburse any such amounts, including increased interest expenses as a result of LBCL’s increased leverage ratios, on an annual basis or at each time that LBCL has a credit with InBev over U.S.$40 million. At December 31, 2005, the net payments of recoverable under this agreement from InBev is approximately CAD$21 million.

          Transfer Pricing

          On August 27, 2004, InBev, AmBev and LBCL entered into agreements relating to the transfer prices and policy for all beer product transfers between InBev and the LCBL companies. The Companies confirm that the Interbrew Transfer Pricing Policy shall continue to be the transfer pricing policy in effect between the InBev  Companies and the LBCL Companies for beer product transfers between and among them, except as provided for in the Agreement. In addition, the Agreement confirms certain terms of the Exclusive Distributor Agreement which governs the transfer pricing principles for the transfer of beer and other products between LBCL and InBev USA.

          AmBev and InBev

          On March 21, 2005, AmBev and InBev entered into a cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. AmBev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), directly or indirectly, any other European premium branded beer in Latin America, and InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales, up to 7%, thereafter. Since March 23, 2005, InBev has been distributing the Brahma brand in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia.  We announced the launch of the Stella Artois brand in Brazil on June 28, 2005. Labatt and InBev have an arrangement through which Labatt distributes Stella Artois branded beer in Canada. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S. under a distribution agreement entered into with Labatt.

          On July 28, 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and InBev on July 7, 2005. Pursuant to the terms of the merger protocol, the capitalization by InBev of the tax benefit deriving from the amortization of the goodwill resulting from the merger will be limited to 70% of the corresponding capital reserve, with the remaining 30% being distributed to the shareholders of AmBev, to the extent dividends are available for distribution. Such amortization will be carried out within the next 10 years, in accordance with CVM Instruction 319/99. The merger protocol also provides, among other matters, that InBev shall indemnify AmBev for any undisclosed liabilities of InBev Brasil.

          InBev and AmBev with BT and IBM

          On June 30, 2005, BT Limited, Belgian Branch and InBev entered into a Global Services Agreement for the provision, by BT, to certain affiliates of InBev, including AmBev, of telecommunication services for the IT infrastructure efficiency programme carried out by InBev called Global Infrastructure and Services Efficiency Programme (GIEP).

          InBev and Intra-group Companies

          On January 11, 2005, InBev and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

Financial Information

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

          See “Financial Statements”.

Legal Proceedings

          Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see Note 13 of our consolidated financial statements.

          Tax matters

          As of March 31, 2006, we had approximately 2,758 tax claims pending, including judicial and administrative proceedings. Most of these claims relate to the ICMS tax and the IPI excise tax. We have made provisions of R$ 667.2 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

          Value added tax, excise tax and taxes on net sales

          In October 1996, a tax law allowed credits of ICMS on capital expenditures to be offset against the amounts payable on such tax. Based on this law and on certain constitutional principles, some of our subsidiaries filed several lawsuits with state courts to allow them to offset ICMS tax paid prior to 1996 and with the IPI excise tax paid in 1997 against similar taxes payable in 1996. We made a provision regarding the amounts offset, including the interest and penalties that could become payable should we lose these lawsuits.

          During 1999, a new law came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by the new law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the new law is unconstitutional. On November 9, 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. During the 3 months ended March 31, 2006, we have obtained favorable final and non-appealable decisions in connection with such PIS and COFINS claims which allowed us to revert $36 million of previously recorded provisions. As of March 31, 2006, we had provisions in connection with cases still pending in the amount of R$ 366.7 million.

          Income tax and social contribution

          Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest attributable to shareholders’ equity for social contribution and income tax purposes. Brahma filed a lawsuit with the Federal Courts of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996 in the amount of R$ 40.1 million. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest attributable to shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996, thereby allowing Brahma to offset the amounts of taxes unduly paid in 1996 against the amounts owed in 1999. In April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. On April 3, 2002, we appealed the Federal Appellate Court’s judgment to the Brazilian Supreme Court and to the Superior Court of Justice.

          During the first quarter of 2005, we received a number of assessments from Brazilian tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$ 3 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$ 2 billion in connection with those assessments, and the remaining is estimated to be a remote loss. We believe that our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, the net impact on the statement of operations would be an expense for this amount.

          We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$ 246 million as of May 30, 2006 which we have recorded as a possible (but not probable) loss. We believe that such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount.

          In order to carry out certain activities, including obtaining BNDES financings, certain tax incentives or registering the sale of real estate we, like other Brazilian corporations, are required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of December 31, 2005, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$ 236 million.

          Labor matters

          We are involved in approximately 10,500 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, overtime, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.

          We have made provisions of R$ 278,7 million as of March 31, 2006, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

          Civil claims

          As of April 30, 2006 we had 4,189 civil claims pending, including distributors and product-related claims. We are the plaintiff in 1,647 and the defendant in 2,542 of these claims, respectively. We have established provisions in the amount of R$ 74.5 million as of April 30, 2006 in connection with civil claims in which we believe there is a probable chance of loss.

          On February 29, 2000, five former shareholders of Antarctica who had exercised appraisal rights under the Antarctica conversion jointly filed a lawsuit against us and Antarctica in the civil courts of the City of São Paulo. These former shareholders claim that the decision taken at the Antarctica shareholders’ meeting held on September 2, 1999 changing the valuation method (from book value to economic value) that was used to determining the appraisal value of withdrawing Antarctica shareholders was invalid because it occurred after the plaintiffs had exercised their withdrawal rights. These plaintiffs claim compensation in the total amount of approximately R$ 0.8 million (the current amount is R$ 2.0 million). On July 21, 2001, the court dismissed the action against Antarctica. On December 21, 2001, the judge adjudicated in favor of the minority shareholders requiring us to pay the difference between the value of the shares. We filed an appeal against this decision, and the appeal was denied by the São Paulo State High Court on October 27, 2005. We have appealed this ruling to the Superior Court of Justice, and we await its judgment. We will make a provision in connection with this claim shortly, in the amount of approximately R$ 2.3 million.

          A number of class action lawsuits have been commenced in various U.S. states against multiple defendants in the alcohol industry (including Labatt Brewing Company Limited and affiliated entities), alleging intentional and negligent marketing of alcohol to minors. Labatt entities have retained external legal counsel and joined a coordinated joint defense group to help manage information flow, overall strategy and defense costs. It is too early to provide any assessment of possible exposure.

Options and Warrants

          In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. On March 31, 2003 and April 17, 2003, the CVM ruled twice that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

          Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the strike price of other stock purchase warrants issued in 1993 by Companhia Cervejaria Brahma. The warrant holders requested preliminary injunctions for: (i) the immediate issuance by AmBev of the shares corresponding to the total amount of warrants held by the plaintiffs and (ii) the right to subscribe for these shares at the substantially lower subscription price described above.

          We have been notified of six claims from 11 holders arguing that they would be entitled to those rights. Three judicial decisions were issued in favor of AmBev in the State of Rio de Janeiro and two were issued in favor of AmBev in the State of São Paulo, all of them denying the warrant holders’ right to subscribe for the shares at the lower price intended. One judicial decision was issued against AmBev in the State of São Paulo, recognizing the right of three warrant holders to subscribe for the shares at the lower price. All such decisions will be subject to the analysis of the Appellate Courts of the States of São Paulo and Rio de Janeiro.

          In the event the plaintiffs prevail in all of the above proceedings, we believe that the corresponding dilution for the existing shareholders would be the difference between the values below and the net book value of such shares at the time they are issued, multiplied by the number of shares involved. The Company has estimated that the aggregate subscription price of all the relevant shares should be R$ 1,022.4 million, based on a strike price of R$ 0.90977 for preferred shares and R$ 0.91595 for voting shares and warrants entitling its holders to subscribe for 29,602,450 common shares and 1,093,920,115 preferred shares, should this strike price deemed correct by AmBev prevail in all lawsuits. Two of the claims, filed by the plaintiffs who hold warrants that entitle them to subscribe for, in the aggregate, 435,563,170 preferred shares and 12,414,070 ordinary shares, argue that the strike price should respectively be R$ 0.135805 and R$ 0.18575.

One of the claims, filed by the plaintiffs who hold warrants that entitle them to subscribe for, in the aggregate, 103,160,745 preferred shares and 5,022,825 ordinary shares, argues that the strike price should respectively be R$ 0.02872 and R$ 0.03352. One of the claims, filed by the plaintiffs who hold warrants that entitle them to subscribe for, in the aggregate, 4,859,800 preferred shares, argues that the strike price should be R$ 0.38116. The other holders of warrants, which entitle them to subscribe for, in the aggregate, 550,336,400 preferred shares and 12,165,555 ordinary shares, argue that they should be entitled to subscribe for shares at the price of the lowest exercise of stock options, a price which would be subject to liquidation during the judicial proceedings. AmBev has filed counterclaims on these lawsuits, three of which were granted in the State of Rio de Janeiro, and three of which were rejected in the State of São Paulo. One of the decisions that rejected a counterclaim has been analyzed and confirmed, based on lack of standing to file such counterclaim, by the Superior Court of Justice in Brasilia.

          In addition, one warrant holder filed a lawsuit for damages against AmBev before the courts of São Paulo. This holder claims that our setting of a high strike price caused such holder damages by not allowing such holder to exercise his warrants at a lower strike price. The court issued a decision denying such holders’ request. The warrant holder appealed against such decision, which has not been analyzed by the Appellate Court of the State of São Paulo. The amount of the indemnification to be paid by AmBev in case the Appellate Court grants such appeal is approximately R$ 12 million.

          Based on advice from our external counsel, we believe it is possible that we will prevail on the claims from the holders and the counterclaims filed against the holders. We have not made any provisions in connection with these claims. However, no assurance can be given that favorable decision that we obtained will be upheld by the Appellate Courts, or that the unfavorable decision issued will be reversed. Except for the lawsuit for damages, as these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

          Distributors and product-related claims

          Numerous claims have been filed against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the highest level Court of Appeals in Brazil, the Superior Court of Justice and the Federal Supreme Court.

          The aggregate amount of these claims was R$ 566.0 million as of April 30, 2006. AmBev has established provisions in the amount of R$ 36.7 million in connection with these claims as of April 30, 2006, based on the advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and expect this program to result in additional lawsuits.

          There is one administrative proceeding against us, which was commenced by distributors who challenge the legality of our market practices. See “Antitrust Matters—The Combination” below.

          Antitrust matters

          The Combination

          We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

          The first proceeding refers to complaints brought by the Brazilian Association of Antarctica Distributors (“ABRADISA”), alleging that provisions in our distribution agreements are illegal exclusivity provisions. After appropriate investigations, on February 22, 2002, the Brazilian antitrust authorities decided to accept the proceedings against us to determine whether there is circumstantial evidence relating to unfair market practices. The antitrust authorities are seeking to determine whether or not the following main practices are taking place: (i) establishment of minimum quotas for retailers to purchase our beverages; (ii) imposition of sale price to retailers; (iii) damage to retailers’ fair competition due to the sharing of the distribution network among Antarctica, Skol and Brahma products; (iv) unjustified increases in price; and (v) unfair competition between retailers and direct distribution.

On March 29, 2002, we filed our defense. In March 2003 CBB and its forty-one distributors executed a settlement agreement (Termo de Transação) that has been fully complied with by all its parties. On November 4, 2003, the ABRADISA President filed a petition in this proceeding before the Brazilian antitrust authorities stating that the settlement agreement has been fully complied with by all its parties and that ABRADISA has no interest in continuing with this proceeding. On December 6, 2005, in response to a request from the SDE (Secretary of Economic Law) we stated that no further evidence was technically required in these proceedings, which we requested to be dismissed.

           On April 24, 2003, Cervejaria Braumeister, a small brewer with which we had executed five exclusivity agreements (one for each store), filed a complaint with the Brazilian antitrust authorities alleging that we have breached the antitrust performance agreement that we signed with CADE by imposing exclusivity on them. On October 20, 2003, we presented our defense alleging that there was no imposition of exclusivity, but that the exclusivity was negotiated between the parties. To date, the case is in its discovery phase. We expect this complaint to be dismissed as there are three lower court judicial decisions which were granted in our favor.

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

          Joint Ventures and Alliances

          Brahma’s joint ventures with Miller and Unilever Brasil Ltda., its franchise agreement with PepsiCo and Skol’s licensing agreement with Carlsberg were all required to be submitted to CADE for approval. In October 1998, CADE approved the franchise agreement with PepsiCo International, Inc. In early 1999, CADE approved Brahma’s joint venture with Unilever Brasil Ltda., which resulted in the creation of Ice Tea do Brasil Ltda. Also in 1999, the Skol licensing agreement with Carlsberg was approved by CADE. The Miller license agreement was approved in 1997 and the performance agreement entered into in connection with such transaction led to the execution of a production agreement with Dado Bier, which has expired in December 2005.

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

          As a result of PepsiCo’s acquisition of Gatorade and subsequent licensing of the trademark to us, CADE analyzed the isotonic products market and on July 14, 2004 approved the transaction with restrictions, including the sale of Marathon. On April 13, 2006, we sold the Marathon brand to Energia On Line Ltda.

          On July 23, 2003, CADE approved with no restrictions our agreement with Quinsa to distribute Quinsa beer in Brazil. The distribution of Brahma in Argentina has been approved by the Argentine antitrust authorities upon the approval of the acquisition of our initial shareholding in Quinsa. Such decision required us to sell certain assets in Argentina. See “Information on the Company—Interest in Quinsa”

          In July 2006, Ransa Comercial S.A., a company which is part of the Romero business group (“Romero Group”), signed an agreement to purchase a 25% interest in AmBevPerú for an amount of approximately US$ 3.7 million. This transaction is aimed to enable AmBev to benefit from the local know-how of a strategic partner for the Peruvian market such as the Romero Group, thus strengthening AmBevPerú’s operations.

          InBev-AmBev Transactions

          On June 15, 2005, CADE issued its unrestricted approval of the transaction.

          Other

          In October 2004, the Canadian Competition Bureau commenced an investigation into certain Labatt sales activities in Quebec, alleging possible re-sale price maintenance in the retail sale of beer. On November 23, 2005, as part of a settlement with the Bureau, Labatt pleaded guilty to a charge of price maintenance on discount beer sold by nine independent retailers located primarily in Sherbrooke, Quebec, and paid a fine of C$250,000.

          In addition, 42 Canadian brewers are party to an Industry Standard Bottle Agreement (“ISBA”) whereby the parties have agreed to use only a particular type of bottle which are then recycled to ISBA signatories on a proportionate basis for re-use. Brick Brewing Company, a small Ontario brewer that is not an ISBA signatory, commenced litigation in 2002 and obtained an injunction pending determination of Brick’s continued right of access to  industry bottles. Brick also took its position to the Canadian Competition Bureau. At the same time, the Bureau launched a civil investigation of the ISBA, contending that it may have the effect of preventing/lessening competition for beer products in Canada. To date, no further action has been taken by the Bureau.

          CVM

          Caixa de Previdencia dos Funcionarios do Banco do Brasil-PREVI, a Brazilian pension fund holding approximately 6.07% of AmBev’s capital stock as of May 31, 2005, filed an administrative complaint against AmBev with the CVM on April 8, 2004, alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. On May 4, 2004, AmBev filed a response to the complaint with the CVM, which was supported by several opinions of renowned Brazilian legal scholars. The complaint was reviewed by the staff of CVM in a decision that rejected all the complaints of PREVI, which subsequently filed an administrative appeal to the CVM. The CVM, in a decision issued on December 16, 2004, declared that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as needed. Moreover, the CVM expressed its opinion that directors involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending that the staff investigate any possible violation of the fiduciary obligations of one specific director who was a shareholder of Braco (now known as InBev Brasil) and ECAP, the direct controlling shareholders of AmBev and took part in AmBev’s board resolution. There would be a quorum to approve the relevant resolutions even without the vote of such director. The CVM recommended also that the staff investigate the adequacy of the disclosure proceeding of the transactions. So far, we have not been informed of any specific administrative action in relation thereto.

          Following the announcement of the InBev-AmBev Transactions, we were notified by the CVM that it detected what it perceived to be unusual trading patterns in shares of AmBev in the weeks preceding the announcement. The CVM, in accordance with what we understand to be its standard procedures, requested from us and from InBev Brasil a list of all directors, officers, employees, accountants, lawyers, investment bankers and other consultants involved in the InBev-AmBev Transactions. That information has been supplied to the CVM. According to certain public statements of staff members and commissioners of the CVM, the CVM is investigating the possibility that the trading of AmBev shares based on insider information occurred. We believe that CVM’s investigation is pending; however, we have no indication of when the investigation will conclude.

          Environmental matters

          On November 7, 2001, the Public Attorney (Promotoria) of Manaus notified us that a criminal lawsuit had been initiated against IBANN, our subsidiary, and three of its officers in the courts of the State of Manaus claiming damages for harm allegedly done to the Igarapé dos Franceses forest. On March 21, 2002, the Public Attorney proposed a settlement through a series of environmental projects. On November 19, 2002 we entered into an agreement with the Public Attorney which included the reforestation of an area of the Igarapé dos Franceses forest and the purchase of equipment used by the governmental agencies to protect the environment. We have complied with all the terms of the agreement [which will be homologated at a judicial hearing which has yet to be scheduled.

           In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response and have performed all the necessary studies which allowed us to conclude that CBB had not disposed of any toxic garbage and that there were no actions causing harm to the environment. This case is in the discovery phase.

          The Public Attorney of the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of the pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the city of Rio de Janeiro. Currently this investigation is in the discovery phase. We expect this investigation to be dismissed as we have presented several expert opinions, including one from the State environmental agency (“FEEMA”), showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation to investigate the author of the crime. We expect this investigation will be dismissed at the same time of the civil investigation mentioned above. Due to the wide repercussion of this matter in the media, the Legislative Branch initiated a Parliamentary Commission of Investigation (Comissão Parlamentar de Inquérito - “CPI”) to investigate the facts. We expect the CPI to be dismissed since we have presented expert opinions showing the lack of any environmental damages.

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

          On May 31, 2005, the shareholders of AmBev approved a stock bonus at an extraordinary general meeting, granting one common share for each five shares owned by each shareholder.

Shares

          The table below shows the quoted high and low closing sales prices in reais on Bovespa for AmBev’s preferred and common shares for the indicated periods. All shares prices have been restated to reflect AmBev’s stock bonus described in the preceding paragraph.

Trading Prices on the Bovespa: Common and Preferred Shares(1)

	Per 1,000 Common Shares				Per 1,000 Preferred Shares

	High		Low		High		Low

	(in reais)				(in reais)
Annual
2005	R$	1,168	R$	500	R$	902	R$	557
2004		1,183		529		693		437
2003		533		346		629		403
2002		408		292		468		333
2001		450		292		494		328
Quarterly
2006
First Quarter	R$	818	R$	740	R$	948	R$	860
Second Quarter		910		744		1,014		804
2005
First Quarter	R$	1,168	R$	875	R$	702	R$	557
Second Quarter		792		500		753		587
Third Quarter		680		582		835		725
Fourth Quarter		772		615		902		750
2004
First Quarter	R$	833	R$	529	R$	693	R$	442
Second Quarter		1,025		790		524		437
Third Quarter		1,027		950		570		515
Fourth Quarter		1,183		996		651		549
Monthly
2006
January	R$	800	R$	750	R$	948	R$	895
February		806		740		936		860
March		818		770		940		890
April		884		824		1014		948
May		910		815		1005		915
June		869		744		983		804
July		844		770		943		862
2005
December	R$	772	R$	730	R$	902	R$	841

Source: Bloomberg

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

          As of April 30, 2006, there were 11 registered holders of our Common ADSs, with 7,509,871 ADS outstanding. As of April 30, 2006, there were 15 registered holders of our Preferred ADSs, with 68,245,664 ADS outstanding.

          The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of AmBev ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect AmBev’s stock bonus issued on May 31, 2005.

Trading Prices on the New York Stock Exchange: ADRs Representing 100 Common and Preferred Shares(1)

	Per 1,000 Common Shares ADR				Per 1,000 Preferred Shares ADR

	High		Low		High		Low

	(in U.S.$)				(in U.S.$)
Annual
2005	U.S.$	43.75	U.S.$	21.45	U.S.$	40.43	U.S.$	20.99
2004		43.38		17.08		24.49		14.01
2003		17.17		9.94		22.05		11.24
2002		15.63		8.48		18.58		9.25
2001		21.67		10.24		24.81		12.28
Quarterly
2006
First Quarter	U.S.$	37.70	U.S.$	33.25	U.S.$	44.35	U.S.$	38.54
Second Quarter		43.84		31.59		48.57		34.02
2005
First Quarter	U.S.$	43.75	U.S.$	35.00	U.S.$	26.55	U.S.$	20.99
Second Quarter		25.50		21.45		31.24		23.26
Third Quarter		30.11		23.65		37.29		29.30
Fourth Quarter		34.70		27.15		40.43		33.27
2004
First Quarter	U.S.$	29.09	U.S.$	17.08	U.S.$	24.41	U.S.$	15.48
Second Quarter		32.64		27.39		17.35		14.01
Third Quarter		35.42		31.00		19.47		17.19
Fourth Quarter		43.38		35.42		24.49		19.62
Monthly
2006
January	U.S.$	35.87	U.S.$	33.25	U.S.$	41.65	U.S.$	38.54
February		37.03		33.32		43.66		38.89
March		37.70		35.15		44.35		40.15
April		41.60		38.22		48.50		44.37
May		43.84		34.16		48.57		39.49
June		37.50		31.59		43.48		34.02
July		38.50		34.95		43.60		38.71
2005
December	U.S.$	34.70	U.S.$	31.02	U.S.$	40.43	U.S.$	36.10

Source: Bloomberg

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

Trading on the Brazilian Stock Exchanges

          In January 2000, a formal protocol was signed merging the previous nine Brazilian stock exchanges. Following the merger, Bovespa is the only Brazilian stock exchange on which private equity and private debt may be traded. Bovespa is a not-for-profit entity owned by its member brokerage firms. Trading on Bovespa is limited to member brokerage firms.

          Bovespa trading sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., São Paulo time. During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 12:00 p.m. and from 1:00 p.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.). Equity trading is executed fully electronically through an order-driven trading system called Megabolsa. Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the Exchange. Bovespa also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded through the electronic system. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Bovespa may also be traded off the exchange under specific circumstances, but such trading is very limited.

          Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for Bovespa is Companhia Brasileira de Liquidação e Custodia (“CBLC”), which is owned by Bovespa and its members.

          In order to better control volatility, Bovespa has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 15% compared to the previous day no more pauses are taken. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

          Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2005, the aggregate market capitalization of all the companies listed on Bovespa was equivalent to approximately R$1,129 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

          There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2005, the ten most actively traded issues represented approximately 51.3% of the total volume of shares traded on Bovespa, comparable to the 49.5% of total volume in 2004.

          Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

          Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social”). This description is qualified in its entirety by reference to Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the Depositary. Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions—Major Shareholders”.

          Our capital stock is comprised of preferred shares and common shares, all without par value. At May 31, 2006, there were 31,384,324,044 total preferred shares (“ações preferenciais”) outstanding and 34,508,111,051  total common shares (“ações ordinárias”) outstanding. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws, up to 70,000,000,000 shares. There are no other classes or series of preferred shares outstanding.

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

          Although Law No. 10,303/01 has amended the Brazilian Corporate Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares, since AmBev has been incorporated prior to the enactment of Law No. 10,303/01, it is allowed by law to keep the existing proportion between common shares and preferred shares - i.e., the number of its non-voting shares may not exceed two-thirds of the total number of its shares.

          The members of our Board of Directors are elected by the controlling shareholders of our common shares. Board members, regardless of the shareholder they represent, owe fiduciary duties towards the Company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of such agreement. For further information on this matter see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

          According to the general principles of the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director may have an interest can only be approved if carried out on an arm’s-length basis.

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

•

Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept.

•	Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”.

•	Increases caused by reversals of reserves constituted in prior years.

          Mandatory Dividend

          AmBev is required by its bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 35% of the distributable amount (mandatory dividend). In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve”, to which we allocate distributable amounts from previous fiscal years not paid as dividends. See “—Reserves”. Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon the decision of the Board of Directors. Any amount paid as a dividend in advance will be considered by the end of the fiscal year as part of the mandatory dividend owed to shareholders.

          In addition, the mandatory dividend, either the full amount or a portion of it, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholders approval. While the law does not establish the circumstances in which payment of the mandatory dividend is “incompatible” with a company’s financial situation, it is generally agreed that a company is allowed not to pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. The Company’s Conselho Fiscal must opine on the non-payment of mandatory dividends, and AmBev’s administration is supposed to provide to the CVM, no later than five business days after such a decision is taken, a report explaining the reasons considered by the Board of Directors.

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

          Payment of Dividends

          Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev’s bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest attributable to shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is generally deductible for income tax purposes (see “—Interest Attributable to Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which the Company has no liability for such payment.

          Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are held in Brazil by the custodian, Banco Itaú S.A., as agent for the depositary (The Bank of New York), which is the registered owner of such AmBev shares. Payments of cash dividends and distributions, if any, on AmBev common and preferred shares will be made in Brazilian reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of AmBev ADSs. In the event that the custodian is unable to immediately convert the dividends in reais into U.S. dollars, holders of the preferred and common AmBev ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares of AmBev on the Brazilian stock exchange.

          Interest Attributable to Shareholders’ Equity

          Since 1996, Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest attributable to shareholders’ equity. The amounts paid under this concept are generally deductible for AmBev’s income tax purposes and, as of the beginning of 1998, they also became deductible for social contribution purposes. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the minimum of (a) 50% of retained earnings plus any statutory earnings reserve or (b) the company’s shareholder’s equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”), which is the official interest rate used as reference in long-term loans provided by the BNDES.

          Interest attributable to shareholders’ equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders upon receipt of such interest payment, which tax is collected by the company on behalf of its shareholders when the distribution is implemented.

          The net amount shareholders receive as interest attributable to shareholders’ equity is deducted from the mandatory dividend owed to shareholders.

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

          Unrealized Income Reserve

          As of March 1, 2002, under Law No. 10,313, which amended the Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceeds the sum of:

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

Voting Rights

          Each common share entitles its holder to one vote at AmBev’s shareholders' meetings. Holders of preferred shares are not ordinarily entitled to vote at AmBev’s shareholders’ meetings.

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

          Under the bylaws of AmBev and applicable law, the number of directors may be reduced to a minimum of three. Because the AmBev shareholders’ agreement provides that, as long as FAHZ maintains a minimum shareholding in AmBev, FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to FAHZ’s approval.

Liquidation

          In the event of liquidation, a general shareholders' meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

          Upon liquidation, the AmBev preferred shares have an absolute preference over the AmBev common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the legal capital of the Company (AmBev’s current bylaws state that its capital is R$ 5,691,369), prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the legal capital of the Company excluding the common shares in such calculation) of any available assets.

          Although FAHZ’s net assets are included for the purposes of U.S. GAAP, in the event of liquidation the creditors of AmBev would not have access to the assets of FAHZ.

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

          Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below, as well as, in the case of items (a) and (b), the approval of shareholders representing a majority of the issued and outstanding preferred shares of the harmed class in a separate special meeting held no later than one year after the resolution is approved:

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

          General meetings can be called by the Board of Directors of AmBev. Under the Brazilian Corporate Law, meetings can also be convened by AmBev’s shareholders as follows: (i) by any shareholder if, under certain circumstances set forth in the Brazilian Corporate Law, the directors take more than 60 days to convene a general shareholders’ meeting; (ii) by shareholders holding at least 5% of AmBev’s total capital stock if, after a period of eight days, the directors fail to call a general shareholders’ meeting that has been justifiably requested by such shareholders; and (iii) by shareholders holding at least 5% of either AmBev’s voting capital stock or AmBev’s non-voting capital stock if, after a period of eight days, the directors fail to call a general meeting for the purpose of installing a Conselho Fiscal that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporate Law, meetings can also be convened by AmBev’s Conselho Fiscal. For further information regarding AmBev’s Conselho Fiscal, see “Directors, Senior Management and Employees—Directors—Board Practices”.

          A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company such as AmBev, the attorney-in-fact may also be a financial institution.

          Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of their own accounts, as well as in those resolutions that may favor such shareholders specifically, or whenever there is a conflicting interest with the company. Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all the parties involved, without preventing the approval of the resolution for lack of the statutory quorum.

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

•	reduce the mandatory dividend;

•	merge or consolidate AmBev with another company;

•	participate in a centralized group of companies (as defined by the Brazilian Corporate Law);

•	change the corporate objectives of AmBev;

•	split AmBev, if the new entities resulting from the split have different principal corporate objectives, a lower minimum mandatory dividend or participate in a centralized group of companies;

•	transform AmBev into another corporate type;

•	transform AmBev into a wholly owned subsidiary of another company; or

•	approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

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

Preemptive Rights

          Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for common shares or preferred shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev’s bylaws provide that if our Board of Directors decides to increase our share capital within the limit of our authorized capital through sale in stock exchanges, public offerings or public tender offers, no preemptive rights apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.

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

•

de-listing of a public company is subject to an administrative proceeding before the CVM, having as a condition the conduction of a tender offer by the controlling shareholder or the corporation itself for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at a fair price, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the de-listing (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the de-listing or the offer);

•

in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (i) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from 7 March 2002 (when CVM’s Normative Ruling No. 361 became effective, except for public companies existing in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (ii) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

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

Governance Agreement

          The agreement relating to the governance of AmBev entered into between FAHZ, InBev Brasil, ECAP, AmBev and BAC pursuant to the stock purchase agreement between AmBev and BAC is discussed in “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Share Transfer Agreement and AmBev Governance Agreement”. This agreement was terminated on August 8, 2006 in connection with the closing of the acquisition by AmBev of BAC’s remaining shares in Quinsa.

Acquisitions, Dispositions and Joint Ventures

          We have discussed the details of some material acquisitions and agreements related thereto in “Information on the Company—InBev-AmBev Transactions” and “Information on the Company—Interest in Quinsa”. In addition, we are a party to the following material acquisitions, dispositions and joint ventures:

          Pepsi

          In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi soft drink products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi soft drink products throughout Brazil. On October 9, 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi soft drink products in Brazil. On January 1, 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. The Gatorade agreement has been submitted for CADE’s review. CADE has approved the transaction with certain restrictions, including the sale of the trademark Marathon. See “Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Joint Ventures and Alliances”. Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

          On October 14, 2003, by acquiring certain assets of Embotelladora Rivera, AmBev became PepsiCo’s exclusive bottler for northern Peru and Lima. See “Material Contracts - Acquisitions, Dispositions and Joint Ventures – Compañia Cervecera AmBev Peru S.A.C.”

          On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic. See “Additional Information - Material Contracts - Acquisitions, Dispositions and Joint Ventures – Embodom”

          Industrias Del Atlántico

          AmBev completed the construction of a brewery in Guatemala in partnership with CabCorp, the main Pepsi bottler in Central America. Operations began in August 2003. Equipment for the Guatemala plant was transferred from our other facilities in Brazil due to the overcapacity resulting from the Brahma and Antarctica merger. On October 24, 2002, AmBev and CabCorp entered into a joint venture agreement, setting forth rights and obligations for the creation of a strategic regional alliance to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev’s products, especially beer, in Guatemala and other Central American countries. On August 12, 2003, Monthiers S.A. (“Monthiers”), an indirect subsidiary of AmBev, subscribed for 573,092 shares of common stock of Industrias Del Atlántico S.A. (“IDA”), a Guatemalan company formerly controlled by CabCorp, representing 50% plus one share of the outstanding issued and outstanding common stock of IDA. As consideration, Monthiers contributed to IDA U.S.$7.2 million in debt of IDA relating to credits that CBB held against IDA in connection with the import by IDA of certain goods and equipment from CBB that had been transferred to Monthiers. IDA produces beer in Guatemala under the trade name of AmBevCentroAmerica.

          Compañia Cervecera AmBev Peru S.A.C.

          On February 19, 2003, we announced our decision to enter into the Peruvian beer market through the construction of a production facility and a distribution network. Our new plant, located in the Lima metropolitan region, was completed in May, 2005.

          On October 31, 2003, through our subsidiary Compañia Cervecera AmBev Peru S.A.C (“AmBev Peru”), AmBev acquired certain assets of Embotelladora Rivera in Peru for approximately R$ 86.7 million. These assets include two soft drinks plants, which combined have an estimated production capacity of 6.3 million hectoliters per year, and other sales and distribution assets in Lima. Contemporaneously with this acquisition, AmBev became PepsiCo’s exclusive bottler for northern Peru and Lima.

          In July 2006, Ransa Comercial S.A., a company that is part of the Romero business group (“Romero Group”), purchased a 25% interest in AmBevPerú for an amount of approximately US$ 3.7 million. This transaction is aimed to enable AmBev to benefit from the local know-how of a strategic partner for the Peruvian market such as the Romero Group, thus strengthening AmBevPerú’s operations.

          Cerveceria Suramericana

          In December 2003, we acquired 80% of the capital of Cerveceria Suramericana, currently AmBev Ecuador, the second largest brewer in Ecuador, for approximately R$ 105.6 million. Through its Biela brand, AmBev Ecuador currently holds approximately 7.0% of the Ecuadorian beer market, according to our estimates. In October 2004, Biela brand was discontinued and we launched the Brahma brand in Ecuador.

          Embodom

          On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic, in order to jointly produce and market beer and soft drinks in the Dominican Republic. AmBev agreed to pay R$ 204.9 million for 51% of Embodom’s total capital. AmBev’s stake reached 66.0% by the end of 2005 through an asset contribution to Embodom consisting of U.S.$10 million and a brewing facility in the region of Santo Domingo, which started operations in August 2005.

          Quinsa

          On August 8, 2006 AmBev announced that it had acquired from BAC all the remaining shares in Quinsa for a total purchase price of approximately US$1.25 billion. The acquisition was financed through a combination of cash flow and the issuance of debt in the local market. As a result of the transaction, AmBev’s equity interest in Quinsa increased from 56.72% to 91.18% of its total share capital. See “Information on the Company—History and Development of the Company—Interest in Quinsa”.

The Antitrust Performance Agreement

          We are currently subject to one antitrust performance agreement in effect. See “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings”. This agreement was signed with CADE in Brazil and relates to the Brahma and Antarctica combination.

The Conditional Approval of our Deal with Quinsa

          The completion of our deal with Quinsa required the approval of the CNDC, the Argentinean antitrust agency. The approval was obtained in January 2003 subject to the accomplishment of some specific conditions. For further information on this matter see “—Information on the Company—History and Development of the Company—Interest in Quinsa”.

Debt Issuances

          In December 2001, CBB issued U.S.$500 million 10.5% notes due December 2011 in the U.S. securities markets, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On October 4, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

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

          On June 8, 2006, our Board of Directors approved a public issuance of debentures denominated in reais in the Brazilian market of up to R$2.6 billion. The issuance was registered with the CVM and its final amount was R$ 2,065,080,000. Proceeds of such issuance, which was closed on August 7, 2006, were used totally to finance the purchase of shares in Quinsa. See “History and Development of the Company —Interest on Quinsa” and “Capital Investment Program”.

License Agreements

          We have a number of important license agreements, including (i) a cross-license agreement with InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to a license agreement among us and InBev and according to which we may distribute Stella Artois branded beer in Canada; (ii) several license agreements with PepsiCo that grants us the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of soft drinks in certain Latin American countries, including Brazil; and (iii) long-term licensing agreements with Anheuser-Busch that grant us the exclusive right to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada. See “Information on the Company—Licenses”. See also, for the AmBev-InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the license agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

          Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (1) tax credits to offset ICMS value-added tax payable and (2) ICMS deferrals. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between AmBev and the governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. See “Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

          There are no restrictions on ownership of our American Depositary Shares or capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by American Depositary Shares, or holders who have exchanged American Depositary Shares for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American Depositary Shares could adversely affect holders of American Depositary Receipts.

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

          Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investments;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register its foreign investment with the Central Bank.

          Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank and the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, share dividends, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

          Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American Depositary Shares by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of American Depositary Shares who are not resident in a tax-haven jurisdiction, as defined below (see “—Taxation”), will be entitled to favorable tax treatment. See “—Brazilian Tax Considerations” for more information on the Brazilian tax implications on the acquisition, ownership and disposition of our securities.

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

          Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident of Brazil are subject to Brazilian tax, as of February 2004. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%. A tax-haven jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%, and the Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions.1

          We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation. However, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Foreign Investment Regulations—Resolution No. 2,689—and the investor is not located in a tax-haven jurisdiction. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Foreign Investment Regulations—Resolution No. 2,689—and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

          Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% (transactions occurred after January 1, 2005) on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction, or (b) such a sale is made under the Foreign Investment Regulations—Resolution No. 2,689—by Non-Brazilian Holders which register with the CVM, in which case such gains are exempt. If the foreign investor is located in a tax-haven jurisdiction, it will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

          [1] The countries currently included in this list, according to Normative Instruction of the Brazilian Federal Revenue Service No. 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, US Virgin Islands, Vanuatu and Western Samoa.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction). There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Foreign Investment Regulations will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

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

          Interest on the notes (including any additional amount) paid, credited, delivered, used or remitted to non-residents is subject to a 15% withholding income tax or a lower rate if so provided for in the applicable double taxation treaty signed between Brazil and the country where the recipient of the note is domiciled. The rate is increased to 25% if both of the following situations occur: (i) the beneficiary of the payment is domiciled in a tax-haven jurisdiction, defined by Brazilian tax laws as a country that does not impose a tax on income or imposes such a tax at 20% or less, and (ii) if any portion of principal under any such debt obligation is repaid in a way that the average maturity of the debt obligation becomes less than 96 months from the disbursement date. In this case payments made by the obligor to those beneficiaries in respect of interest and other additional amounts will be retroactively subject to a withholding tax of 25% plus an interest penalty for late payment, calculated from the disbursement date onwards.

          Brazilian tax law expressly authorizes that the payment of this withholding income tax be borne by the Brazilian paying entity, allowing the payment of the remuneration free of any tax. Under the terms of the indentures related to the notes, all payments of or in respect of principal and interest on the notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, penalties, fines, duties, assessments or other governmental charges of whatever nature.

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

          This summary does not purport to address all U.S. Federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold notes, preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code, and, in the case of the notes, only holders who purchased their notes in the initial offering at the issue price. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, mutual funds or other financial institutions;

•	United States holders whose functional currency for tax purposes is not the United States dollar;

•	United States expatriates;

•	an S corporation or small business investment company;

•	real estate investment trusts;

•	investors in a pass-through entity;

•	holders of notes, preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

•

holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

•	holders who acquired their notes, preferred shares, preferred ADSs, common shares or common ADSs as compensation.

          This summary assumes that each of the notes represent indebtedness of U.S.$500 million and that we are not a passive foreign investment company (“PFIC”) for U.S. Federal income tax purposes. Please see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below.

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

          Any gain or loss realized on the sale, exchange, retirement or other disposition of a note generally will be treated as U.S. sourced for purposes of computing the U.S. foreign tax credit limitation.

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

          The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares or common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. sourced ordinary income or loss.

          Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. Federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

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

Backup Withholding and Information Reporting

          In general, payments of principal and interest on the notes, dividends paid on, or proceeds from the sale, exchange, retirement or other dispositions of the notes, dividends on preferred shares, preferred ADSs, common shares or common ADSs and payments of the proceeds of a sale, exchange, retirement or other disposition of notes, preferred shares, preferred ADSs, common shares or common ADSs, may be subject to information reporting to the United States Internal Revenue Service (“IRS”) and, possibly, United States backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification on IRS Form W-9. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder’s U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

          You may read and copy any reports or other information that AmBev files at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission’s website on the Internet at www.sec.gov. In addition, material filed by AmBev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

          You may obtain additional information about AmBev on its website at www.ambev-ir.com. The information contained therein is not part of this annual report.

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

          We produce approximately 90% of our malt. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”.

          All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, the price is directly influenced by the fluctuation of international commodity prices.

          As of December 31, 2005, our derivative activities consisted of sugar, wheat and aluminum futures. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2005. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

	(R$ million, except price per ton)
Derivatives Instruments
Sugar Futures (NYBOT)
Notional Amount (ton)	41,506						41,506	8,5
Average Price (R$ /ton)	757.7
Wheat Futures (CBOT)
Notional Amount (ton)	35,244						35,244	0,7
Average Price (R$ /ton)	291.8
Aluminum Futures (LME)
Notional Amount (ton)	22,400						22,400	23,0
Average Price (R$ /ton)	5,339.2
Total

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

          The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2005. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)

	2006	2007	2008	2009	2010	Thereafter	Total(2)	Fair Value(2)

	(R$ in millions, except percentages)
U.S. Dollar Debt Denominated (Fixed Rate)
Notional Amount	(582.2)					(2,340,7)	(2,922.9)	(3,404.3)
Average Pay Rate	9.61%					9.61%
BNDES Currency Basket Debt (Floating Rate)
Currency Basket DebtDenominated (Floating Rate)	(16.0)	(23.4)	(22.5)	(8.8)	(8.1)	(0.7)	(79.5)	(79.5)
UMBNDES+
Average Pay Rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
International Debt
U.S. Dollar Debt Denominated (Fixed Rate)	(246.9)	(206.9)	(560.9)	(50.0)	(41.6)	(97.4)	(1,203.5)	(1,203.5)
Average Pay Rate	6.15%	6.23%	3.12%	3.89%	3.56%	7.6%
International Debt
CAN Dollar Debt Denominated (Fixed Rate)	(4.8)		(100.6)		(1,408.2)	(178.6)	(1,692.2)	(1,734.3)
Average Pay Rate	3.54%		6.07%		3.81%	7.5%
International Debt
Other Latin American Currency Denominated (Fixed Rate)	(165.9)	(17.8)	(117.4)		(178.6)	(32.4)	(512.1)	(512.1)
Average Pay Rate	10,10%	10,10%	10,10%		10,10%	10,10%
Reais Debt Denominated (Floating Rate—TJLP)
Notional Amount	(104.2)	(134.3)	(120.8)	(59.2)	(47.9)		(466.4)	(466.4)
TJLP + Average Pay Rate	3.53%	3.53%	3.53%	3.53%	3.53%
Reais Debt—ICMS (Fixed Rate)
Notional Amount	(89.5)	(147.1)	(90.2)				(326.8)	(326.8)
Average Pay Rate	4.77%		4.77%
Cash Instruments
Cash and Cash Equivalent Denominated in U.S. dollar
Notional Amount	69.5						69.5	69.5
Average Interest Rate	1.19%
U.S. Short-Term Investments Denominated in U.S. dollar
Notional Amount	207.3						207.3	207.3
Average Interest Rate	8.12%
Brazilian Short-Term Investments Denominated in Reais
Notional Amount	283.4						283.4	283.4
Average Interest Rate%CDI	100%
International Cash and Cash Equivalent Denominated in Other Latin American Currency
Notional Amount	14.9						14.9	14.9
Derivatives Instruments
BM&F DDI and Dollar Future
Notional Amount	(990.7)	88.7	617.4	105.3	21.8	(101.8)	(259.3)	2.6
Average Interest Rate	5.32%	4.54%	4.72%	5.15%	5.13%	6.17%
U.S.$x R$ Cross Currency Interest Rate Swap
Notional Amount	1,781.6	187.6	522.6			1,369.5	3,861.3	(112.5)
Average Interest Rate	4.43%	4.48%	6.22%			11.59%
C$x U.S.$Pre Fixed Ratex Canadian Bankers Acceptance
Notional Amount	210.7		156.5				367.2	(5.3)
Average Interest Rate	5.52%		5.28%
C$x U.S.$Cross Currency
Interest Rate Swap
Notional Amount			240.5				240.5	(85.6)
Average Interest Rate			6.65%
NDF Argentine Peso x U.S.$
Notional Amount	206.0						206.0
Average Unit Price - Peso	3.09
NDF Peru Soles x U.S.$
Notional Amount	210.7						210.7	(1.8)
Average Unit Price - Soles	3.42

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.
(2)

For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet, and is therefore directly comparable with the fair value of the instrument included within the “Fair Value” column. For derivative instruments, the total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within our financial statements at fair value, and is therefore represented under the “Fair Value” column.

          Most of the floating rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

	2006	2005	2004	2003	2002

1st Quarter	9.00	9.75	10.00	11.00	10.00
2nd Quarter	8.15	9.75	9.75	12.00	9.50
3rd Quarter	—	9.75	9.75	12.00	10.00
4th Quarter	—	9.75	9.75	11.00	10.00

          We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

          We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2001 until December 31, 2005, the Brazilian real depreciated by 20.8% against the U.S. dollar, and, as of December 31, 2005, the commercial market rate for purchasing U.S. dollars was R$ 2.34 per U.S.$1.00. The U.S. dollar depreciated against the Brazilian real by 11.8% during 2005.

          Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2005 included debt of R$ 6.408.8 million.

Current Exposure

          As of December 31, 2005, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2005. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)

	2006	2007	2008	2009	2010	Thereafter	Total(2)	Fair Value(2)

	(R$ in millions, except percentages)
Derivatives Instruments
BM&F DDI Dollar Future
Notional Amount	(990.7)	88.7	617.4	105.3	21.8	(101.8)	(259.3)	2.6
Average Interest Rate	5.32%	4.54%	4.72%	5.15%	5.13%	6.17%
U.S.$x R$ Cross Currency
Interest Rate Swap
Notional Amount	1,781.6	187.6	522.6			1,369.5	3,861.3	(112.5)
Average Interest Rate	4.43%	4.48%	6.22%			11.59%
C$x U.S.$Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount	210.7		156.5				367.2	(5.3)
Average Interest Rate	5.52%		5.28%
C$x U.S.$Cross Currency
Interest Rate Swap
Notional Amount			240.5				240.5	(85.6)
Average Interest Rate			6,65%
NDF Argentine Peso x U.S.$
Notional Amount	206.0						206.0	0.1
Average Unit Price - Peso	3.09
NDF Peru Soles x U.S.$
Notional Amount	210.7						210.7	(1.8)
Average Unit Price - Soles	3.42
Total								202.62

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)

For cash and debt instruments, total represents the carrying value of those instruments within the balance sheet and is therefore directly comparable with the fair value of the instrument, included within the “Fair Value” column. For derivative instruments, total represents the total value of derivative instrument contracts (notional value) within the forward, future and swap portfolio, and not a balance sheet value. The unrealized gain or loss on the instrument at the balance sheet date is included within our financial statements at fair value and is therefore represented under the “Fair Value” column.

Description of Securities Other Than Equity Securities

          Not applicable.

PART II

Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

Controls and Procedures

          The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, and who includes the Chief Executive Officers and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officers and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

          There has been no change in the Company’s internal control over financial reporting during the Company’s fiscal year ended December 31, 2005, that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Audit Committee Financial Expert

          We have relied on the exemption provided for under Rule 10A-3(c) of the Exchange Act, as added by Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one "audit committee financial expert" within the meaning of this Item 16A, namely Mr. Álvaro de Sousa, with an extensive work-related finance background, who is “independent” as allowed per Rule 10A-3 (c)(v) of the Sarbanes-Oxely Act of 2002.

Code of Business Conduct

          We have adopted a code of business conduct (as defined under the rules and regulations of the SEC) that apply to our principal executive officers, principal financial officer and principal accounting officer, among others. The code became effective in 2003; it was amended on May 2, 2005, and is attached to this annual report as an Exhibit. If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

Principal Accountant Fees and Services

          Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the fiscal year ended December 31, 2005 and 2004. PricewaterhouseCoopers acted as our independent auditor for the fiscal year ended December 31, 2003. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in the years 2005 and 2004 and breaks down these amounts by category of service:

	2005	2004

		R$
Audit Fees	2,125,927	2,241,376
Audit-Related Fees	1,174,800	240,000
Tax Fees	—	—
All Other Fees	160,699	260,445
Total	3,461,426	2,741,821

          Audit Fees

          Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

          Audit-Related Fees

          Audit-related fees in 2005 and 2004 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of the Company’s financial statements or that were traditionally performed by the external auditor, and include consultations concerning financial and tax accounting, and reporting standards, and internal control reviews (including those related to AmBev’s preparation for the assessment required under Section 404 of the Sarbanes-Oxley Act).

          Tax Fees

          During 2005 and 2004 there is no fees related to services for tax compliance, tax planning and tax advice.

          All Other Fees

          All other services in 2005 and 2004 include due diligence, other risk management advice and analysis, or review of business plans or planning processes (but not design or implementation).

Independent Registered Public Accounting Firm

          The audited financial statements herein have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  Pursuant to the audit firm rotation rules introduced by Article 31 of CVM Instruction No. 308/99, we were required to replace our prior auditors, PricewaterhouseCoopers Auditores Independentes, for purposes of auditing the financial statements to be filed with the CVM for the year ending December 31, 2004. Deloitte Touche Tohmatsu Auditores Independentes performed for the first time the audit of the financial statements for the year ending December 31, 2004. The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Rua José Guerra, 127, 04719-030 São Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is CRC.2.SP.011609/O-8.

Pre-Approval Policies and Procedures

          We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Conselho Fiscal, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each external auditor under terms included in a Basic List, which is in turn approved by the Board of Directors. Any services provided from such List are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. On a quarterly basis, the Board of Directors and the Conselho Fiscal will receive from the Chief Financial Officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in the Basic List require a prior favorable opinion of our Conselho Fiscal and the approval of our Board of Directors. Our policy also contains a list of services which cannot be rendered by our external auditors.

Exemptions from the Listing Standards for Audit Committees

          NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

          The Brazilian Corporate Law requires us to have a non-permanent Conselho Fiscal. The Conselho Fiscal operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We maintain a permanent Conselho Fiscal. We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one financial expert, namely Mr. Álvaro de Sousa.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          As disclosed under “Major Shareholders—Share Buyback Program”, the Company has purchased a number of its shares during the period covered by this report.

          Below, in tabular format, is a disclosure of the Company repurchases, including those made pursuant to publicly announced plans or programs, for the periods indicated.

          Preferred Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)

January, 2005	103,000	737.41	103,000	427,806,005
February, 2005	8,545,569	718.11	8,545,569	419,260,436
March, 2005	180,121,319	775.49	140,944,836	—
April, 2005	9,172,766	314.45	—	—
May, 2005	10,512,064	706.75	—	—
June, 2005	22,755,178	680.32	—	—
July, 2005	22,498,564	725.51	—	—
August, 2005	3,456,445	740.10	—	—
September, 2005	8,283,460	779.31	—	—
October, 2005	9,528,778	772.44	—	—
November, 2005	31,424,898	793.14	30,290,555	1,945,298,361
December, 2005	224,212,793	877.11	222,718,540	1,722,579,821
January, 2006	294,179,743	903.54	294,179,743	1,428,400,078
February, 2006	46,487,835	880.34	43,369,937	1,309,037,451
March, 2006	71,693,104	897.97	66,217,532	1,238,416,661
April, 2006	77,032,519	969.32	77,032,519	1,154,810,263
May, 2006	6,535,926	702.06	—	1,154,810,263
June, 2006	—	—	—	1,154,810,263
July, 2006	229,096,142	868.63	10,461,660	1,143,740,015
Total	1,258,550,365	856.67	893,863,891

(1) May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2) Numbers for February 22, 2006 plan includes both Common and Preferred shares.

Common Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)

January, 2005	—	—	—	—
February, 2005	—	—	—	—
March, 2005	—	—	—	—
April, 2005	—	—	—	—
May, 2005	—	—	—	—
June, 2005	2,521,463	544.56	—	—
July, 2005	4,975,420	601.19	—	—
August, 2005	768,433	614.73	—	—
September, 2005	1,571,722	658.02	—	—
October, 2005	3,022,814	665.42	—	—
November, 2005	2,366,713	610.04	—	—
December, 2005	1,642,505	757.80	—	—
January, 2006	269,487	785.90	—	—
February, 2006	10,370,860	756.28	9,701,569	1,309,037,451
March, 2006	5,498,372	767.91	4,403,258	1,238,416,661
April, 2006	6,573,879	847.65	6,573,879	1,154,810,263
May, 2006	1,034,650	689.93	—	1,154,810,263
June, 2006	—	—	—	1,154,810,263
July, 2006	873,019	722.01	608,588	1,143,740,015
Total	41,489,337	717.41	21,287,294

(1) May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2) Numbers for February 22, 2006 plan includes both Common and Preferred shares.

The publicly announced programs referenced in the above tables are the following:

Plan Begin	Period	Common or Preferred shares	Maximum number of shares	Maximum amount

				(R$ thousand)
September 14, 2004	365 days	Preferred	1,000,000,000	500,000
November 7, 2005	365 days	Preferred	1,975,588,915	500,000
February 22, 2006	180 days	Common and Preferred	1,362,108,957	500,000
August 7, 2006	360 days	Common and Preferred	1,040,122,056	1,000,000

Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees that were dismissed.

Financial Statements

Companhia de Bebidas das Américas - AmBev

Consolidated Financial Statements as of December 31, 2005 and 2004 and for the Years then Ended and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP - Brazil

1.

We have audited the consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, changes in financial position, and cash flows for the years then ended, all expressed in Brazilian reais. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Labatt Brewing Company Limited (“Labatt”) (a wholly-owned subsidiary of AmBev), which statements reflect total assets constituting 7.3 percent and 8.6 percent of consolidated total assets as of December 31, 2005 and 2004, respectively and total revenues constituting 24.9 percent and 13.0 percent of consolidated total revenues for the years ended December 31, 2005 and 2004, respectively. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of such other auditors.

2.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

3.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in stockholders’ equity, their financial position and their cash flow for the years then ended in conformity with accounting practices adopted in Brazil.

4.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. The Company has presented the nature and effect of such differences in Note 23 to the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo February 13, 2006, except for Note 23, as to which the date is March 25, 2006 and except for Note 25, as to which the date is August 9, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Labatt Brewing Company Limited
Toronto - Canada

We have audited the accompanying balance sheets of Labatt Brewing Company Limited (the “Company”) as of December 31, 2005 and 2004, and the related statements of operations, deficit and contributed surplus and changes in financial position for the year ended December 31, 2005 and the period from August 28, 2004 to December 31, 2004, all expressed in Canadian dollars. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and changes in the stockholders’ equity for the year ended December 31, 2005 and the period from August 28, 2004 to December 31, 2004, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 20 to the financial statements.

/s/ KPMG, LLP

Chartered Accountants
Toronto - Canada

February 3, 2006, except as to Note 22, which is as of March 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev

In our opinion, the accompanying consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the results of operations, changes in financial position and cash flows of Companhia de Bebidas das Américas – AmBev and its subsidiaries for the year ended December 31, 2003, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23.

/s/ PricewaterhouseCoopers	São Paulo, February 12, 2004, except as to
Auditores Independentes	Note 1, as to which the date is March 1, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Expressed in millions of Brazilian reais)

	2005	2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	837.3	1,290.9
Short-term investments	259.0	214.5
Trade accounts receivable, net	1,331.8	1,086.3
Recoverable taxes	545.5	654.3
Inventories	1,178.1	1,380.9
Other	779.6	752.8

Total current assets	4,931.3	5,379.7

NON-CURRENT ASSETS
Deferred income tax	2,042.0	2,216.6
Judicial deposits and tax incentives	522.5	419.1
Assets held for sale	104.5	113.8
Advances to employees for purchase of shares	114.9	175.2
Other	376.1	453.7

Total non-current assets	3,160.0	3,378.4

PERMANENT ASSETS
Investments
Goodwill and negative goodwill	16,727.1	18,172.2
Other	36.5	46.5
Property, plant and equipment	5,404.6	5,531.7
Deferred charges	3.233.3	294.1

Total permanent assets	25,401.5	24,044.5

TOTAL	33,492.8	32,802.6

	2005	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Suppliers	1,065.4	1,047.7
Payroll and related charges	447.7	378.2
Loans and financings	1,209.4	3,443.1
Income taxes payable	244.5	650.6
Other taxes payable	1,030.8	983.3
Unrealized loss on derivatives	129.8	409.1
Dividends payable	25.9	998.9
Other	898.8	860.8

Total current liabilities	5,052.3	8,771.7

LONG-TERM LIABILITIES
Loans and financings	5,994.2	4,367.6
Accrued liability for contingencies	1,128.2	1,242.9
Sales tax deferrals	352.6	275.7
Other	825.7	936.3

Total long term liabilities	8,300.7	6,822.5

DEFERRED INCOME	149.9	—

MINORITY INTEREST	122.6	212.5

SHAREHOLDERS’ EQUITY
Subscribed and paid-in capital	5,691.4	4,742.8
Capital reserve	13,889.5	12,859.4
Revenue reserves	679.8	433.7
Treasury shares	(393.4)	(1,040.0)

Total shareholders’ equity	19,867.3	16,995.9

TOTAL	33,492.8	32,802.6

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais, except for earnings per thousand shares)

	2005	2004	2003

GROSS REVENUES	28,878.7	23,297.6	17,143.5
Value-added and other taxes, discounts and returns	(12,920.1)	(11,290.8)	(8,459.7)

NET SALES	15,958.6	12,006.8	8,683.8
Cost of sales	(5,742.3)	(4,780.5)	(4,044.2)

GROSS PROFIT	10,216.3	7,226.3	4,639.6

OPERATING INCOME (EXPENSES)
Selling and marketing	(3,499.9)	(2,451.7)	(1,495.7)
General and administrative	(830.7)	(617.9)	(417.9)
Depreciation and amortization	(843.0)	(541.5)	(420.0)
Provision for contingencies and other	(71.5)	(260.2)	(187.9)
Financial income (expenses), net	(1,086.7)	(776.3)	93.1
Other operating expenses, net	(1,075.4)	(420.9)	(240.1)
Equity in results of affiliates	2.0	5.6	(6.2)

	(7,405.2)	(5,062.9)	(2,674.7)

OPERATING INCOME	2,811.1	2,163.4	1,964.9
Non-operating expenses, net	(234.3)	(333.9)	(100.7)

INCOME BEFORE INCOME TAXES, PROFIT SHARING AND MINORITY INTEREST	2,576.8	1,829.5	1,864.2
Income tax and social contribution benefit (expense)
Current	(757.1)	(740.6)	(624.4)
Deferred	(88.0)	228.8	198.3

INCOME BEFORE PROFIT SHARING AND MINORITY INTEREST	1,731.7	1,317.7	1,438.1
Employee and management profit sharing	(202.8)	(152.4)	(23.6)

INCOME BEFORE MINORITY INTEREST	1,528.9	1,165.3	1,414.5
Minority interest	16.8	(3.8)	(2.9)

NET INCOME	1,545.7	1,161.5	1,411.6

NUMBER OF SHARES OUTSTANDING AT YEAR-END, EXCLUDING TREASURY SHARES (THOUSANDS)	65,346,214	54,627,407	37,912,634

EARNINGS PER THOUSAND SHARES AT YEAR END (WHOLE REAIS) - R$	23.65	21.26	37.23

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

				Revenue reserves

	Subscribed and paid-in capital	Capital reserve	Legal reserve	Future capital increase	Statutory investments	Treasury shares	Retained earnings	Total

BALANCES AT DECEMBER 31, 2002	3,046.2	16.6	138.1	1,033.9	75.4	(180.6)	—	4,129.6
Employee stock ownership plan purchases	77.4	—	—	—	—	—	—	77.4
Subscription of stock warrants	0.5	—	—	—	—	—	—	0.5
Repurchase of own shares for treasury	—	—	—	—	—	(312.5)	—	(312.5)
Cancellation of treasury shares	—	—	—	(154.6)	—	154.6	—	—
Transfer of reserves	—	—	—	(853.2)	853.2	—	—	—
Net income	—	—	—	—	—	—	1,411.6	1,411.6
Appropriation of net income
Legal reserve	—	—	70.6	—	—	—	(70.6)	—
Interim dividends	—	—	—	—	—	—	(717.7)	(717.7)
Supplemental dividends	—	—	—	—	—	—	(280.7)	(280.7)
Revenue reserve	—	—	—	—	342.6	—	(342.6)	—

BALANCES AT DECEMBER 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(338.5)	—	4,308.2
Employee stock ownership plan purchases	18.0	—	—	—	—	—	—	18.0
Capital increase upon incorporation of Labatt	1,600.7	12,840.3	—	—	—	—	—	14,441.0
Repurchase of own shares for treasury	—	—	—	—	—	(1,609.6)	—	(1,609.6)
Premium on stock option sold	—	2.5	—	—	—	—	—	2.5
Cancellation of treasury shares	—	—	—	(26.1)	(882.0)	908.1	—	—
Net income	—	—	—	—	—	—	1,161.5	1,161.5
Appropriation of net income	—	—	—	—	(164.2)	—	164.2	—
Interim dividends	—	—	—	—	—	—	(344.4)	(344.4)
Supplemental dividends	—	—	—	—	—	—	(982.7)	(982.7)
Dividends and interest attributed to shareholders’ equity prescribed	—	—	—	—	—	—	1.4	1.4

BALANCES AT DECEMBER 31, 2004	4,742.8	12,859.4	208.7	—	225.0	(1,040.0)	—	16,995.9
Capital increase upon capitalization of reserves	948.6	(948.6)	—	—	—	—	—	—
Downstream merger - InBev Brasil	—	2,883.3	—	—	—	—	—	2,883,3
Repurchase of own shares for treasury	—	—	—	—	—	(437.3)	—	(437.3)
Cancellation of treasury shares	—	(868.1)	—	—	—	868.1	—	—
Transfer of treasury shares to stock ownership plan	—	(94.4)	—	—	—	192.5	—	98.1
Disposal of treasury shares	—	—	—	—	—	23.3	—	23.3
Subsidy of financing and fiscal incentives	—	57.9	—	—	—	—	—	57.9
Net income	—	—	—	—	—	—	1,545.7	1,545.7
Appropriation of net income
Statutory reserve	—	—	—	—	246.1	—	(246.1)	—
Interim dividends	—	—	—	—	—	—	(556.2)	(556.2)
Interim interest attributed to shareholders’ equity	—	—	—	—	—	—	(744.0)	(744.0)
Dividends and interest attributed to shareholders’ equity prescribed	—	—	—	—	—	—	0.6	0.6

BALANCES AT DECEMBER 31, 2005	5,691.4	13,889.5	208.7	—	471.1	(393.4)	—	19,867.3

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

	2005	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY
From operations:
Net income	1,545.7	1,161.5	1,411.6
Items not affecting working capital:
Equity in results of affiliates	(2.0)	(5.6)	6.2
Deferred income tax and social contribution	88.0	(228.8)	(198.3)
Amortization of goodwill and negative goodwill, net	1,343.0	803.6	252.4
Gain on the settlement of tax incentives	(28.3)	(21.9)	(16.6)
Depreciation of property, plant and equipment and amortization of deferred charges	1,262.6	922.2	766.3
Accrued liability for contingencies and other	71.5	260.1	187.9
Interest expense on accrued liability for contingencies	52.7	49.8	59.8
Financial charges on long-term loans, net	(501.2)	278.0	(496.6)
Foreign exchange loss (gain) on subsidiaries abroad	289.3	(213.8)	367.3
Loss arising from changes in holdings in subsidiaries	64.8	80.7	33.3
Minority interest	(16.9)	3.8	2.9
Net book value of disposals of property, plant and equipment and investments	150.4	168.7	73.8
Interest and charges on advances to employees for purchase of shares	(13.3)	(41.9)	(47.7)
Provision for losses on permanent assets	116.8	(6.7)	58.7

Total from operations	4,423.1	3,209.7	2,461.0
From shareholders:
Employee stock ownership plan purchases	—	18.0	77.4
Subscription of stock warrants	—	—	0.5
Premium on the placement of options to repurchase own shares	—	2.6	—
Changes in the capital of minority shareholders	—	—	4.8
Disposal of treasury shares	132.5	—	—
Advances to employees for the purchase of shares	73.3	101.2	91.3
From third parties:
Increase in long-term liabilities and decrease in non-current assets
Loans and financings	2,233.7	—	295.7
Sales tax deferrals	115.5	167.9	57.3
Deferred charge	12.0	—	—
Other accounts receivable	78.6	—	44.1
Others	0.5	17.3	—

Total working capital funds provided	7,069.2	3,516.7	3,032.1

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)	(Continuation)

	2005	2004	2003

FINANCIAL RESOURCES WERE USED FOR
Increase in non-current assets and decrease in long-term liabilities:
Restricted deposits for legal proceedings	72.2	52.7	84.0
Receivables from proportionally consolidated companies	8.2	5.9	14.5
Recoverable taxes	8.3	20.7	11.5
Other assets	4.3	—	9.7
Accrued liability for contingencies	224.1	87.0	123.8
Other liabilities	30.0	71.9	98.3
Permanent assets:
Investments	190.4	345.9	2,100.6
Property, plant and equipment	1,169.4	1,267.2	862.2
Deferred charges	265.4	101.9	91.2
Repurchase of own shares for treasury	437.3	1,609.6	311.9
Increase of minority interest in subsidiaries	—	114.8	277.6
Proposed and declared dividends	1,300.3	1,394.1	1,004.0
Change in the capital of minority shareholders	88.3	31.9	—
Financings	—	2,585.7	—

Total working capital funds used	3,798.2	7,689.3	4,989.3

INCREASE (DECREASE) IN WORKING CAPITAL	3,271.0	(4,172.6)	(1,957.2)

REPRESENTED BY
Current assets:
At the end of year	4,931.3	5,379.7	5,500.6
At the beginning of year	5,379.7	5,500.6	5,571.5

	(448.4)	(120.9)	(70.9)

Current liabilities
At end of year	5,052.3	8,771.7	4,720.0
At beginning of year	8,771.7	4,720.0	2,833.7

	(3,719.4)	4,051.7	1,886.3

INCREASE (DECREASE) IN WORKING CAPITAL	3,271.0	4,172.6	(1,957.2)

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,545.7	1,161.5	1,411.6
Adjustments to net income:
Deferred income tax and social contribution	88.0	(228.8)	(198.3)
Amortization of goodwill and negative goodwill, net	1,343.0	803.6	252.4
Depreciation of property, plant and equipment and amortization of deferred charges	1,262.6	922.2	766.3
Accrued liabilities for contingencies and other	71.5	260.2	187.9
Interest expense on accrued liability for contingencies	52.7	49.8	59.8
Gain on the settlement of tax incentives	(28.3)	(21.9)	(16.6)
Provision for losses on inventories and permanent assets	58.6	(6.5)	64.6
Provision for restructuring	114.9	182.7	—
Unrealized losses (gains) under derivatives	(239.5)	407.3	46.9
Interest and charges on advances to employees for purchase of shares	(13.3)	(41.9)	(47.7)
Interest and charges on taxes and contributions	5.2	(5.1)	(43.5)
Interest and foreign exchange losses (gains) on loans, net	281.0	329.2	(40.1)
Unrealized exchange rate variation and gains on financial assets	—	37.1	183.3
Loss on disposal of property, plant and equipment, net	102.5	116.3	41.3
Loss arising from changes in holdings in subsidiaries	64.8	80.8	33.3
Foreign exchange gains on subsidiaries abroad not affecting cash, net	(67.6)	(355.6)	203.5
Minority interest	(16.8)	3.8	2.9
Equity in results of affiliates	(2.0)	(5.6)	6.2
Decrease (increase) in assets:
Trade accounts receivable, net	(246.9)	(141.4)	(12.8)
Recoverable taxes	87.1	(241.8)	(253.2)
Inventories	93.2	(199.1)	(48.6)
Restricted deposits for legal proceedings	(130.0)	(50.7)	(102.9)
Other	106.1	(105.9)	(167.2)
Increase (decrease) in liabilities:
Suppliers	1.1	110.0	(14.1)
Payroll and related charges	118.0	188.5	(86.4)
Taxes on income payable	(383.1)	175.3	491.3
Accrued liability for contingencies	(101.6)	(88.0)	(104.8)
Other	(17.3)	82.7	(87.5)

Net cash provided by operating activities	4,149.6	3,418.7	2,527.6

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)	(Continuation)

	2005	2004	2003

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments (maturity over 90 days)	(52.4)	1,322.2	423.1
Investments in affiliates and subsidiaries, net of cash acquired	(97.3)	(170.3)	(1,745.3)
Securities and collateral	(15.4)	27.2	228.6
Acquisitions of property, plant and equipment	(1,369.5)	(1,273.7)	(862.2)
Proceeds from disposal of property, plant and equipment	49.6	52.4	32.4
Expenditures on deferred charges	(47.9)	(101.9)	(91.3)
Repurchase of own Shares by affiliated companies	(87.4)	(179.3)	—
Pay-off of investments	1.0	0.5	—
Cash in the subsidiary’s initial consolidation	—	433.6	—

Net cash provided by (used in) investing activities	(1,619.3)	110.7	(2,014.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financings:
Issuances	8,917.5	6,152.2	3,359.2
Repayments, including interest	(9,361.1)	(7,466.5)	(2,510.1)
Capital subscriptions	—	15.6	4.6
Repurchase of own shares for treasury	(363.1)	(1,609.6)	(308.5)
Dividends paid	(2,272.0)	(602.9)	(1,026.9)
Advances to employees for purchase of shares, net of repayments	53.8	103.2	130.2
Premium of repurchase of shares	91.7	2.6	—
Other	(40.7)	(28.4)	4.8

Net cash used in financing activities	(2,973.9)	(3,433.8)	(346.7)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10.0)	(0.8)	(101.7)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(453.6)	94.8	64.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,290.9	1,196.1	1,131.6

CASH AND CASH EQUIVALENTS AT END OF YEAR	837.3	1,290.9	1,196.1

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of capitalized interest	719.4	472.2	255.1
Taxes on income	836.1	639.5	251.3
NONCASH INVESTING AND FINANCING TRANSACTIONS
Issuance of shares related to the Labatt transaction	—	16,683.3	—
Assets contributed in acquisition of Quinsa	—	—	300.7
Downstream merger - InBev Brasil	2,883.3	—	—

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
(Amounts in millions of Brazilian reais - R$ , unless otherwise indicated; Amounts in Canadian dollars are in millions of Canadian dollars)

1.	OUR GROUP AND OPERATIONS

(a)   Companhia de Bebidas das Américas - AmBev (the “Company”, “AmBev” or “we”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil, headquartered in São Paulo, Brazil. AmBev and its subsidiaries produce, sell and distribute beer, draft beer, malt, soft drinks and other non-alcoholic beverages, such as isotonic sport drinks, iced tea and water, in Brazil and elsewhere in the Americas.

(b)  The Company is the result of a merger between Companhia Cervejaria Brahma (“Brahma”) and Indústrias de Bebidas e Conexos Antarctica Paulista S/A (“Antarctica”), which we refer below as the Brahma-Antarctica transaction.

Brahma was a company engaged in the production and sale of beverages (primarily beer and soft drinks).  Brahma was controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction.  The remaining shares of Brahma were publicly held.

Antarctica was also a company engaged in the production and sale of beverages, primarily beer and soft drinks.  Antarctica was controlled by a foundation named Fundação Antônioe Helena Zerrener (“FAHZ”), which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place.  The remaining shares of Antarctica were publicly held.

The Brahma-Antarctica transaction consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000.  The combination led to the formation of AmBev, a holding company that had Brahma and Antarctica as its subsidiaries, and was performed in three steps.

First, in July 1999 the Braco Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares.  As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares.

Second, in September 1999, Antarctica’s minority shareholders’ exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly-owned subsidiary of AmBev.

Third, in September 2000, Brahma’s minority shareholders’ exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly-owned subsidiary of AmBev.

(c)   AmBev has a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea and Gatorade, the isotonic sports drink.

(d)   The Company, through its wholly-owned subsidiary Labatt Canada, also maintains a franchise agreement with Anhenser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of InBev in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

(e) AmBev shares are traded on the São Paulo Stock Exchange - BOVESPA, and the New York Stock Exchange - NYSE, as American Depositary Receipts (ADRs).

MAIN EVENTS THAT OCCURRED IN 2005 AND 2004 I. Merger of the parent company InBev Holding Brasil S.A. (“InBev Brasil”)

The Extraordinary Shareholders’ meeting on July 28, 2005 approved the merger of InBev Brasil into AmBev.

The referred merger aims at simplifying the corporate structure of which InBev Brasil, AmBev and its subsidiaries are part and it will result in future financial benefits to AmBev and consequently, to its shareholders and InBev Brasil’s shareholders, as presented below.

•

The goodwill originally recorded by InBev Brasil is attributed to future profitability of AmBev and is derived from: (i) the acquisition of shares issued by AmBev at the time of the mandatory tender offer held on March 29, 2005 totaling R$ 1,351.1; and (ii) the contribution to InBev Brasil of shares previously held by Interbrew International B.V. (“IIBV”), totaling R$ 7,159.0, which will be, following the merger, amortized by AmBev for Brazilian income tax purposes in a period not exceeding ten years, in accordance with the applicable tax legislation in Brazil and with no impact on AmBev’s dividends flow.

•

InBev Brasil, in compliance with CVM Instruction 349, recorded a provision prior to its merger into AmBev, totaling R$ 5,616.7, corresponding to the difference between the goodwill amount and the tax benefit derived from its amortization, so that AmBev merged only the assets corresponding to the tax benefit resulting from the fact that the goodwill amortization is deductible for tax purposes. The referred provision shall be reverted in the same proportion that the goodwill is amortized by AmBev; thus, not affecting its results of operations.

•

The goodwill special reserve recorded at AmBev, as a result of such merger, pursuant to provisions in paragraph 1 of Article 6 of CVM Instruction 319, at the end of each fiscal year and to the extent that the tax benefit to be obtained by AmBev, as a result of goodwill amortization represent an effective reduction of taxes paid by AmBev, shall be the object of capitalization by AmBev to the benefit of InBev Brasil’s shareholders, without any prejudice to the preemptive right assured to AmBev’s other shareholders in the capital increase subscription resulting from such capitalization, in accordance with the terms of the Article 7, caput and Paragraphs 1 and 2 of CVM Instruction 319.

•

InBev, parent company of InBev Brasil, undertook by itself and by its direct or indirect subsidiaries to capitalize only seventy percent (70%) of the goodwill special reserve value it is entitled to at the end of each fiscal year, verified in accordance with provisions of item III of Article 6 of the CVM Instruction 319, subject to the limits of effective decrease of taxes paid by AmBev mentioned above. The value equivalent to the thirty per cent (30%) non-capitalized balance of reserve, which will benefit AmBev and its shareholders, will be used for distribution to its shareholders as dividends or interest attributed to shareholders’ equity, whenever possible and observing AmBev’s interests.

•

The balance of contingent liabilities for the Brazilian Social Integration Program (“PIS”) and Contribution for Social Security Financing (“COFINS”) totaling R$ 10.2 related to the legal discussion regarding the calculation basis increase of such contributions existing in the balance sheet of InBev Brasil as at May 31, 2005, as they represent the contingent liabilities on that date, they were recorded upon merger, against the goodwill special reserve previously mentioned. If, during the goodwill amortization period, AmBev is ultimately ordered to pay such contributions, the benefit to be capitalized in favor of InBev Brasil’s current shareholders referred to in item (b) above will be reduced by the amount equivalent to the amount monetarily restated of contributions effectively paid. On the other hand, if the referred contingencies are not purpose of a final ruling, until the last capitalization to be carried out in favor of InBev Brasil’s shareholders, the amount of such contingencies, duly restated will be deducted from the amount to be capitalized.

•	The merger of InBev by AmBev on July 28, 2005, resulted in an increase of shareholders’ equity of the Company, corresponding to the special goodwill reserve as described in Note 16 (f) as follows:

Current Assets	9.9
Goodwill (*)	2,893.4
Deferred	2.4
Current Liabilities	(12.2)
Contingencies Liabilities	(10.2)

Total Net Assets	2,883.3

(*)	Represented by the net amount of future benefit of income tax credit over goodwill balance.

II. Merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”)

The Company’s shareholders approved at an Extraordinary Shareholders’ Meeting held on May 31, 2005 the merger of the subsidiary CBB into AmBev.

The referred merger aims at simplifying the corporate structure comprised by AmBev and its subsidiaries, as well as to allow that the amount of R$ 702.7 of the goodwill originally recorded at AmBev, derived from purchase of shares of CBB, attributed to the expectation of future profitability, after the merger may be fiscally amortized within ten years, in accordance with the applicable tax legislation.

As CBB’s financial statements were already consolidated by AmBev, the referred merger of CBB’s assets and liabilities into AmBev, recorded at book value, did not have any effects on the consolidated financial statements.

III. InBev – AmBev transactions

The “InBev-AmBev transactions” consisted of two transactions negotiated simultaneously: (i) in the first transaction, the Braco Group exchanged its AmBev shares for shares in Interbrew S.A./N.V. (“Interbrew”); and (ii) in the second transaction, AmBev issued shares to Interbrew in exchange for Interbrew’s 100% stake in Labatt Brewing Company Ltd. (“Labatt”).

Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions

AmBev

Immediately prior to the InBev-AmBev transactions, AmBev was a public company traded on the São Paulo Stock Exchange and on the New York Stock Exchange, controlled by the Braco Group and the FAHZ in accordance with the terms of the AmBev Shareholders’ Agreement.  The Braco Group held approximately 53% of AmBev’s common shares while FAHZ owned approximately 24% of AmBev’s common shares.  The remaining 23% of AmBev’s common shares were publicly held.

Interbrew

Interbrew was also a public company listed on Euronext - Brussels, and was controlled by Stichting Interbrew (the “Stichting”), which owned approximately 64% of Interbrew’s common shares.  Two charitable foundations Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “InBev Foundations”) owned approximately 2% of Interbrew’s common shares. The remainder of Interbrew’s common shares were held in the market.  The Stichting represented the interests of the Interbrew Founding Families.  Interbrew owned, through certain holding companies, 100% of Labatt.

Exchange of shares between Braco Group and Interbrew Founding Families

In March 2004, various entities controlled by the Braco Group entered into an agreement (the “Contribution and Subscription Agreement”) with Interbrew and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in AmBev for newly-issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

Upon closing of this transaction in August 2004, (i) the Braco Group received approximately 44% of the voting interest in the Stichting, which thereupon owned approximately 56% of Interbrew’s common shares, and (ii) Interbrew received approximately a 53% voting interest and a 22% economic interest in AmBev.  Such voting interest was subject to the pre-existing AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transactions.  In addition, Interbrew was renamed InBev S.A./N.V. (“InBev”).

Acquisition of Labatt

Also in March 2004, AmBev entered into an agreement (the “Incorporação Agreement”) through which an indirect holding company of Labatt would be merged into AmBev.  As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

With the consummation of this transaction also in August 2004, (i) Labatt became a wholly-owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions

InBev

With the closing of the InBev-AmBev transactions, 56% of InBev’s voting shares were owned by the Stichting, 1% was owned by the InBev Foundations, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

The Braco Group became the holder of 44% of the Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of the Stichting’s voting interests.  In addition, the Braco Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement (the “InBev Shareholders’ Agreement”) providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev.

AmBev

With the closing of the InBev-AmBev transactions, InBev became the owner of approximately 68% of AmBev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining 15% were held by the public.

Mandatory Tender Offer

Pursuant to Brazilian corporate law, InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev.  The MTO was completed in March 2005, and InBev acquired an additional 2,960,070,177 AmBev common shares, increasing its stake in AmBev to approximately an 81% voting interest and a 56% economic interest.

FAHZ did not tender its AmBev shares in the MTO.

AmBev common stock dividend

The subsequent change to AmBev’s ownership structure resulted from the payment by AmBev of a common stock dividend in May 2005.  Pursuant to the stock dividend transaction, AmBev increased its capital by 10,941,151 thousand common shares and paid a stock dividend to its shareholders of one common share for each 5 shares owned (preferred or common).  After the stock dividend was paid, InBev’s voting interest in AmBev decreased to approximately 73%, FAHZ’s voting stake decreased to approximately 13.5% and the voting interest held by AmBev’s public shareholders increased to approximately 13.5%.

Integration of Labatt´s Operations

The total amount of the transaction, consisting of the merger of Labatt Canada’s operations, through the wholly-owned subsidiary Labatt Holding ApS (“Labatt ApS”), described above, represented R$14,441.0, and was recorded as follows: (a) AmBev’s capital stock increase, at the amount of R$1,600.7; and (b) increase of goodwill reserve, recorded as a capital reserve in shareholders’ equity, at the amount of R$12,840.3.

As Labatt’s operations were consolidated only as from August 27, 2004, the results of the years ended December 31, 2005 and 2004 are not comparable. Labatt ApS consolidated effect in AmBev’s consolidated financial statements on December 31, 2005 and 2004, is presented below:

	December 31

	2005	2004

Current Assets	1,093.4	1,083.0
Long-term Assets	199.5	256.3
Permanent Assets	16,546.0	17,768.4
Current Liabilities	(992.6)	(3,184.8)
Long-term Liabilities	(2,717.3)	(1,499.1)

Total Net Assets	14,129.0	14,423.8

	Year ended December 31

	2005	2004 (*)

Net sales	3,975.5	1,558.8
Cost of sales	(1,300.3)	(502.4)

Gross profit	2,675.2	1,056.4
Operating expenses	(2,485.2)	(1,040.8)

Operating income	190.0	15.6
Non-operating income	(160.2)	(198.7)
Income tax provision	(324.8)	(93.6)

Net loss for the period	(295.0)	(276.7)

(*)	Labatt ApS’ consolidated results during the period from August 27 through December 31, 2004

As part of the incorporation agreement of Labatt Canada, InBev committed to reimburse AmBev any fiscal, tax or contingency disbursement resulting from events that occurred prior to August 27, 2004. On the date of the transaction with InBev, Labatt Canada had recognized certain provisions in its financial statements totaling CAD 86.0 (equivalent to R$ 193.5). In the fourth quarter of 2004, Labatt Canada recorded additional provisions, at the amount equivalent to R$ 80.3 (CAD 35.7), referring to income tax payable, which, if and when paid for, shall be reimbursed to AmBev by InBev. Therefore, on December 31, 2005, in the process of elaboration of its consolidated financial statements, AmBev, in accordance with its agreement with InBev, recorded assets at the amount of CAD 121.7, equivalent to R$ 244.8 (R$ 273.9 on December 31, 2004) recognized under the item “other current assets - accounts receivable from related parties.

IV. Embotelladora Dominicana, C. per A. (“Embodom”)

In February 2004, the Company acquired 51% of the capital stock of Embodom, located in the Dominican Republic, generating goodwill at the amount of R$ 173.4, based on the expectation of future results to be amortized within ten years, starting March 2004. This subsidiary is included in the Company’s consolidated financial statements.

In December 2004, the Company recalculated the goodwill due to adjustments to the shareholders’ equity basis for the acquisition due to interest losses deriving from capitalizations made by the Company set forth in the acquisition agreement, resulting in an adjustment at the amount of R$ 24.0.

In September 2005, goodwill was adjusted by R$ 17.7, due to the recalculation of accumulated depreciation of property, plant and equipment of such subsidiary by depreciation rates adopted by AmBev.

In December 2005, goodwill was written-off by the amount of R$ 13.6 as a result of the sale by Embodom of the Red Rock soft drink brand.

2.	SUMMARY OF OUR SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation of our financial statements

Our financial statements are presented in Brazilian reais and have been prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors.

These financial statements differ from our Brazilian GAAP financial statements due to certain reclassifications and changes in terminology, and additional explanatory notes added to conform more closely to financial reporting practices in the United States of America. The statement of cash flows conforms to International Accounting Standard No. 7, Cash Flow Statements and IBRACON NPC Standard No. 20, Cash Flow Statements.

Certain accounting practices adopted by the Company and its subsidiaries that conform to Brazilian GAAP may not conform with accounting principles generally accepted in the United States of America (US GAAP) (Note 23).

	b)	Consolidation principles

The consolidated financial statements include the financial statements, prepared at the same dates, of the subsidiaries either directly or indirectly controlled by the Company.

For the subsidiaries, the totality of assets, liabilities and results have been consolidated, and the interest of minority shareholders in the shareholders’ equity and results of operations for the year of the subsidiaries is presented separately in the consolidated balance sheets and statements of income.

Investments in subsidiaries and their shareholders’ equities, as well as inter-company assets, liabilities, income and expenses, have been eliminated in consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company’s subsidiaries, are eliminated.

	c)	Foreign currency translation

The financial statements of our subsidiaries operating outside Brazil are translated using the year-end exchange rate. Income and expense accounts are translated and maintained in Brazilian reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date, and that determined on average exchange rates for the period, is adjusted under other operating income. In addition, the financial statements of the subsidiaries abroad include the foreign exchange gains or losses on assets and liabilities denominated in foreign currency.

The financial statements for C.A. Cevecera Nacional S.A. (CACN) in Venezuela include inflation accounting adjustments based on local price index variations (measured by Consumer Price Index - IPC), which were recorded in Other operating income (Note 20).

In the cases of Maltería Pampa S.A. (Maltería Pampa), Maltería Uruguay S.A. (Maltería Uruguay) and Cervecería y Maltería Paysandu S.A. (Cympay), the U.S. dollar is considered to be the currency of their economic environment as their selling prices and cash flows are primarily linked the U.S. dollar. The following translation methodology was applied for these companies which adopt the U.S. dollar as the functional currency: (i) inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity accounts were translated into U.S. dollars at historical exchange rates and translated into Brazilian reais at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the U.S. dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in income for the period.

d)	Cash and cash equivalents

Cash equivalents consist primarily of time deposits and other short-term investments held through private mutual funds denominated in Brazilian reais, having a ready market and an original maturity of 90 days or less, and which have insignificant early withdrawal penalty clauses and are recorded under acquisition cost, plus interest incurred up to the date of the balance and adjusted, when applicable, to its equivalent market value. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

e)	Short-term investments

We buy and sell debt securities with the main objective of mitigating our consolidated exposure to currency and interest rate risks. These securities, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, adding, when applicable, the interest income earned “pro rata temporis”; if necessary, a provision is recorded for reduction to market values. In addition, investment fund quotas are measured at market values, and when applicable, a provision is recorded to defer the variable unrealized income of a variable nature.

The balance of short-term investments at December 31, 2005 includes bank deposits and short-term investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 16.3 (R$ 2.4 in 2004).

f)	Trade accounts receivable

Trade accounts receivable are stated at cost. The consolidated allowance for doubtful accounts receivable is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables and totals R$ 169.7 at December 31, 2005 (R$ 175.9 in 2004).

g)	Inventories

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2005, the consolidated provision for losses, to reduce inventories to net realizable value amounted to R$ 27.3 (R$ 17.5 in 2004).

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

Returnable bottles during the production are recorded as Cost of sales. We maintain a small number of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used during our day-to-day operations. They are not subject to depreciation.

Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell.

j)	Deferred charges

The Company defers certain charges related primarily to acquisition and implementation of software, pre-operation expenses incurred in the construction or expansion of a new plant until the plant begins operations and goodwill on acquisition of subsidiaries subsequently merged. Deferred charges are amortized on a straight line basis over a period of five years to ten years from the beginning of operations, when related to pre-operation expenses and from the following month to the acquisition, when referring to goodwill.

k)	Goodwill and negative goodwill

Goodwill and negative goodwill recorded on the acquisition of a company is computed as the difference between the purchase consideration and the underlying book value (usually the tax basis) of the investment acquired. Goodwill is allocated between the write-up of tangible assets at market value and estimated future profitability; each component is amortized over the remaining lives of the tangible assets or the period of the projected profitability, generally ten years. Negative goodwill is only amortized upon realization of the related asset through sale or disposal, unless losses are expected. Generally, goodwill is not tax deductible until the assets are sold or measures are taken to restructure the assets. Goodwill amortization is recorded as other operating expenses in our statement of operations (Note 20).

l)	Pension and other post-retirement benefits

The cash contributions paid by the Company to the pension and employee welfare foundations (Note 15) prior to December 31, 2001 were determined by independent actuaries and treated as operating expenses, although the actuarial obligation was not accrued. Since January 1, 2002 the pension obligation is recorded on an accrual basis.

Unrealized actuarial gains and losses are deferred and recognized in income when exceeding the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan’s assets, over the average future working life of the plan’s members.

m)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

n)	Deferred income taxes

The tax effects of net operating loss carryforwards expected to be recovered through offset against taxable income are recorded as deferred tax assets on our balance sheet. Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02 only tax losses which are estimated to be recovered within a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered probable, no such assets are recorded.

Deferred income tax asset as of December 31, 2005 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available, at the 30% rate on future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

A deferred tax liability arises in the case of an excess of net assets recorded for financial reporting purposes over the tax basis of these net assets.

Current and non-current deferred tax assets and liabilities are presented separately.

o)	Stock ownership plan and advances to employees for purchase of shares

AmBev operates a stock ownership plan. The rights to acquire AmBev’s shares granted to employees, officers or directors under the stock ownership plans do not generate a charge to income.

p)	Warrants and stock option premiums

The net premium received on the placement of options and warrants is recognized in a capital reserve in shareholders’ equity.

q)	Treasury shares

We acquire our own shares to be held in treasury and record them at cost of acquisition, as a deduction from shareholders’ equity. Cancellations of treasury shares are recorded as a transfer from Treasury shares to Revenue reserves.

r)	Interest attributed to shareholders’ equity

Interest attributed to shareholders’ equity is recorded as a deduction from unappropriated retained earnings. As required by law, we pay the related withholding tax on behalf of our shareholders (Note 16(e)).

s)	Revenues and expenses

Sales revenues and the corresponding cost of sales are recorded upon delivery of products to the corresponding customers. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on accrual basis.

Selling and marketing expenses include costs of advertising and other marketing activities. Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of operations for each period, in accordance with projected sales volume, thereby reflecting the seasonal nature of monthly sales. Advertising expenses (including promotional materials) were R$ 462.1, R$ 397.8 and R$ 253.2 for the years ended December 31, 2005, 2004, and 2003, respectively.

In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale. Direct distribution expenses include product delivery charges and delivery personnel cost.

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

Forwards and cross-currency interest rate swaps:

The Company enters into derivative financial instruments to mitigate its consolidated exposure to currency and interest rate risks. Accordingly, as determined by the CVM rules, financial instruments “not designated as hedges for accounting purposes” are measured at the lower of cost based on the contractual conditions between the Company and counterparties (“yield curve”) or market value and accounted for as “Unrealized gain on derivatives” or “Unrealized loss on derivatives”. Financial Instruments are recorded at amortized cost.

The notional amount of cross-currency interest rate swap and forward operations are not recorded in the balance sheet.

Forward and swap instruments in commodities:

The Company enters into derivative financial instruments to mitigate its consolidated exposure to the costs of raw material to be purchased, denominated in foreign currency and subject to prices fluctuation of commodities.

The net results of such derivative instruments, designated as hedges for accounting purposes, are measured at cost plus accrued interest, equivalent to their market value, deferred and recorded in the Company’s balance sheet under “Other Assets and Liabilities”, and recognized in the earnings under “Cost of sales” when the product is sold.

w)	Tax incentives

Certain states in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax rebates in order to promote investments in their regions (Note 13). The recognition of these benefits occurs only when the gain is definite and all conditions have been met and is recognized against Other operating income (Note 20). The benefits granted are not subject to claw back provisions in the event we do not meet the program target; however, future benefits may be withdrawn. Amounts recognized during 2005 totaled R$ 151.8 (R$ 193.3 in 2004 and R$ 176.0 in 2003).

x)	Accrued liabilities for legal proceedings

Provisions for contingencies are recorded and updated to current values for labor, tax, civil and commercial claims being disputed at the administrative and judicial levels, based on estimates of losses determined by the Company’s external legal counsels, for lawsuits in which a loss is considered probable.

Tax savings obtained based on provisional court decisions resulting from claims filed by the Company against the tax authorities, if recognized in the statement of income, are accrued for until the saving is assured through a final ruling in favor of the Company.

y)	Other current and long-term liabilities

These are recorded based on known or estimated value, increased, when applicable, by the corresponding charges and monetary variations incurred through the year-end date of the financial statements.

z)	Related party transactions

Transactions with related parties include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company’s consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and other related parties.

aa)	Use of accounting estimates

The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates that affect the reported amounts of certain assets, liabilities and other transactions. Thus, various estimates are included in the financial statements referring to the useful lives of property, plant and equipment, the provisions necessary to reduce assets to the realization amount and for contingent liabilities and the determination of provision for income tax, which are based on the best estimates of the Company’s management; however, actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, asset impairments, depreciable lives of assets, useful lives of intangible assets, recognition of deferred taxes and contingencies. The Company’s management periodically reviews these estimates and believes that significant differences do not exist.

ab)	Proportionally consolidated financial statements

The assets and liabilities, income and expenses of entities which are jointly-controlled through a shareholders’ agreement have been proportionally consolidated based on the Company’s total ownership in the capital stock of the respective jointly-controlled subsidiary. Amounts corresponding to the proportional assets, liabilities, income and expenses, arising from inter-company transactions, were eliminated in the proportional consolidation.

Quinsa has been purchasing its own shares, thus, changing the percentage of the Company’s economic interest in Quinsa, which on December 31, 2005 reached 59,2%. These acquisitions resulted in a loss amounting to R$ 65.6 in the Company’s earnings for the year ended on December 31, 2005 (R$ 80.8 in 2004, R$ 11.0 in 2003), as the amount paid was higher than the book value of the shares.

On September 2005 Quinsa acquired from its parent company Beverage Associates Corp. (“BAC”) 5.32% equity interest in Quilmes Industrial (Bermudas) Ltd. (“QIB”), a subsidiary of Quinsa, as announced on August 4, 2005.

As determined in the referred announcement, the value paid of US$110 million will be subject to adjustments based on the EBITDA (earnings before interest, taxes, and depreciation and amortization) of QIB for the year ended on December 31, 2005 and a net debt of QIB on this same date. The final purchase price shall be determined until March 31, 2006.

Quinsa’s controlling shareholders are entitled to exchange their 373.5 million class A shares of Quinsa with common and preferred shares of AmBev, in April of each year, or at any moment when a change occurs in the control structure of AmBev. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev’s shares starting from the end of the 7th year (beginning from April 2003). In both cases, the number of AmBev’s shares to be issued to BAC will be determined by a pre-agreed formula based on the EBITDA of the two companies.

On August 4, 2005, BAC and AmBev agreed to implement the following changes referring to the amount to be paid by AmBev to BAC, when Quinsa’s Class A shares held by BAC are exchanged for AmBev’s shares: (i) BAC’s equity interest in Quinsa will be calculated considering that all Quinsa’s shares held by other parts rather than AmBev or BAC have been repurchased by Quinsa prior to the exercise of the call and put options (ii) Quinsa’s net debt used in the formula to calculate the call and put options amount shall be then adjusted in order to reflect this hypothetical repurchase; and (iii) AmBev will pay BAC an additional amount in cash equivalent to the QIB’s EBITDA for 2005 multiplied by 0.0638544.

The net assets of Quinsa, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally consolidated in the Company’s financial statements, are as follows:

	December 31, 2005

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	523.8	1.4	0.4	525.6
Long-term receivables	115.1	—	5.1	120.2
Permanent assets	1,180.0	0.4	0.8	1,181.2
Current liabilities	(531.6)	(1.8)	—	(533.4)
Long-term liabilities	(477.8)	—	(11.1)	(488.9)
Minority interest	(103.8)	—	—	(103.8)

Total net assets (liabilities)	705.7	—	(4.8)	700.9

(i)	59,2% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.

	December 31, 2004

	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	418.8	1.0	0.3	420.1
Long-term receivables	242.6	—	6.3	248.9
Permanent assets	1,138.0	0.5	0.9	1,139.4
Current liabilities	(436.3)	(1.1)	—	(437.4)
Long-term liabilities	(440.8)	—	(11.6)	(452.4)
Minority interest	(201.6)	—	—	(201.6)

Total net assets (liabilities)	720.7	0.4	(4.1)	717.0

(i)	54,8% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.

Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows:

	Year ended December 31, 2005

	Quinsa	Agrega	ITB	Total

Net sales	1,299.9	1.2	—	1,301.1
Cost of products and services sold	(536.7)	—	—	(536.7)

Gross profit	763.2	1.2	—	764.4
Operating expenses	(457.7)	(3.1)	(1.0)	(461.8)

Operating income (loss)	305.5	(1.9)	(1.0)	302.6
Non-operating income	(9.0)	—	—	(9.0)
Provision for income tax	(113.8)	—	0.4	(113.4)
Statutory interest	(20.1)	—	—	(20.1)
Minority interest	(39.0)	—	—	(39.0)

Net income (loss) for the year	123.6	(1.9)	(0.6)	121.1

	Year ended December 31, 2004

	Quinsa	Agrega	ITB	Total

Net sales	1,153.0	0.8	—	1,153.8
Cost of products and services sold	(510.3)	—	—	(510.3)

Gross profit	642.7	0.8	—	643.5
Operating expenses	(432.8)	(2.8)	(0.9)	(436.5)

Operating income (loss)	209.9	(2.0)	(0.9)	207.0
Non-operating income	2.4	—	—	2.4
Provision for income tax	(77.0)	—	0.3	(76.7)
Statutory interest	(19.7)	—	—	(19.7)
Minority interest	(29.2)	—	—	(29.2)

Net income (loss) for the year	86.4	(2.0)	(0.6)	83.8

The table below presents Quinsa’s main holdings in subsidiaries, fully consolidated in its financial statements, and proportionally adjusted in the AmBev’s consolidated financial statements:

	Quinsa’s total holdings at December 31 - %

	2005	2004

Cerveceria y Malteria Quilmes S.A.I.C.A. y G.	92.67	87.36
Cerveceria Boliviana Nacional La Paz	79.25	74.61
Cerveceria Chile S.A.	92.95	87.63
Cerveceria Paraguay S.A.	81.19	76.54
Fábrica Paraguaya de Vitrios S.A.	92.68	87.38
Fábricas Nacionales de Cerveza S.A.	90.58	85.09
Quilmes Industrial (Bermuda) Ltd. - QIB	92.95	87.63

	ac)	Reclassifications

In order to improve the presentation of certain amounts and transactions, as well as to maintain the comparison between periods in the consolidated financial statements, the Company recorded the reclassification of: (i) the result of “net gains on derivative instruments” and “net losses on derivative instruments”, presented in note 15 (d); (ii) ”unrealized losses on derivative operations” and “exchange variation and unrealized gains on financial assets”, presented in the cash flow statements; (iii) the zero-rated excise tax (“IPI”) credits classified in long-term assets, under the item “other recoverable taxes and charges” for the long-term liabilities, under the item “ICMS and IPI Contingencies”; and (iv) the amount of certain projects classified as other investments for deferred charges.

3.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable relate primarily to sales to Beer and soft drinks customers. Credit risk is minimized by the large customer base and control procedures through which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts were as follows:

	2005	2004	2003

At beginning of year	175.9	182.3	139.5
Provision	84.9	1.4	11.1
Write-offs, net of recoveries	(75.8)	(45.9)	(10.2)
Acquisition of Labatt	2.7	—	—
Quinsa (proportionally consolidated)	(18.0)	38.0	41.9

At end of year	169.7	175.9	182.3

4.	INVENTORIES

	2005	2004

Finished products	322.2	396.8
Work in process	67.8	62.8
Raw materials	515.1	606.7
Production materials	186.6	199.3
Supplies and others	113.7	132.8
Provision for losses	(27.3)	(17.5)

	1,178.1	1,380.9

5.	TRANSACTIONS WITH RELATED PARTIES
The main transactions of the Company with related parties are listed in the following table:

	2005

	Balances			Transactions

Companies	Accounts receivable	Accounts payable	Inter- company loans	Net sales	Net financial results

AmBev	804.3	(1,748.0)	(1.559.2)	366.7	(324.2)
CBB (iv)	—	—	—	113.8	108.4
Fratelli (iii)	—	(11.2)	133.3	6.7	(6.1)
IBA-Sudeste	—	—	—	44.4	399.1
Jalua	—	—	(40.8)	—	(51.3)
Monthiers	3.4	—	1,421.9	—	(68.6)
Arosuco	4.5	—	384.5	511.6	—
Dunvegan	216.6	—	(417.5)	—	36.3
Cympay	0.4	—	16.8	98.2	0.4
Malteria Pampa	8.3	—	—	145.4	—
CRBS	122.6	—	—	—	—
Eagle	—	(868.1)	—	—	—
Aspen	—	—	(153.1)	—	5.7
Labatt Canada (i) (ii)	283.4	—	14.6	214.8	—
Other - Brazil	63.4	(9.2)	233.3	(1.3)	2.9
Other - Abroad	4.0	(106.1)	(35.2)	(175.5)	(2.9)

	2004

	Balances			Transactions

Companies	Accounts receivable	Accounts payable	Inter- company loans	Net sales	Net financial results

AmBev	—	(2.0)	(3,334.0)	—	(219.7)
CBB	24.4	—	1,789.7	234.7	168.2
Fratelli	—	(4.3)	(51.8)	—	—
IBA-Sudeste	3.2	—	1,125.5	29.8	—
Jalua	—	—	11.9	—	(55.6)
Monthiers	—	—	1,242.2	—	68.9
Arosuco	5.2	—	336.3	416.6	—
Dunvegan	—	—	(873.0)	—	45.3
Cympay	—	(12.4)	—	116.2	(0.3)
Malteria Pampa	6.0	—	—	152.3	—
Aspen	—	—	(197.0)	—	(1.7)
Labatt Canada (i) (ii)	323.8	(14.1)	—	85.7	—
Other - Brazil	74.3	(74.6)	(38.2)	64.7	(9.1)
Other - Abroad	5.4	(24.4)	(7.7)	152.0	1.2

(i)	Transaction with other companies associated with InBev which are not eliminated in the Company’s consolidated financial statements.

(ii)

Additionally, there are service agreements between Labatt Canada and InBev in which services rendered or expenses incurred on behalf of the other party are reimbursed. On December 31, 2005, Labatt Canada had accounts receivable of approximately R$ 6.6 (R$ 6.6 in December 31, 2004) and accounts payable of approximately R$ 3.5 (R$ 1.7 in December 31, 2004) with InBev as part of the referred agreements.

(iii)	At November 30, 2005, IBA-Sudeste was merged into Fratelli.

(iv)	As mentioned in note 1(b)(ii), CBB was merged into AmBev on May, 31, 2005.

Names used:

•	Indústria de Bebidas Antarctica do Sudeste S.A. (“IBA-Sudeste”)
•	Jalua Spain S.L. (“Jalua”)
•	Monthiers S.A. (“Monthiers”)
•	Arosuco Aromas e Sucos Ltda. (“Arosuco”)
•	Dunvegan S.A. (“Dunvegan”)
•	Cervecería y Maltería Paysandú - Cympay (“Cympay”)
•	Maltería Pampa S.A. (“Maltería Pampa”)
•	Aspen Equities Corporation (“Aspen”)
•	Fratelli Vita Bebidas S.A. (“ Fratelli”)

Transactions with related parties are carried out under usual market conditions and include, among other operations, the purchase and sale of raw materials such as malt, concentrates, labels, corks and several finished products, eliminated in the Company’s consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled entities (recorded based on the proportional consolidation method) and related parties.

Loan agreements between the Company’s subsidiaries in Brazil have undetermined duration and some are assessed market financial charges. The agreements that involve the Company’s subsidiaries headquartered abroad are usually monetarily indexed based on the US dollar exchange rate plus interest of up to 10% p.a.. Inter-company loans are consolidated based on the same criteria described above.

6.	OTHER ASSETS

	2005	2004

Current assets:
Deferred income from commodities, swap and forward operations, net	75.6	54.9
Refund of marketing expenses	45.6	24.1
Prepaid expenses	296.0	242.1
Advances to suppliers and others	23.1	42.8
Accounts receivables from related parties	265.4	297.8
Other accounts receivable	73.9	91.1

	779.6	752.8

Non-current assets:
Other taxes and charges recoverable (*)	130.8	134.2
Prepaid expenses	126.5	111.7
Investments in debt securities	69.4	147.4
Prepaid pension benefit cost	20.0	20.6
Other receivables with related parties	4.8	—
Other accounts receivable	24.6	39.7

	376.1	453.6

(*)	The Company has recorded zero-rate exercise (IPI) credits totaling R$ 228.1 (R$ 228.1 on December 31, 2004), for which it recorded a full valuation allowance for the total credit amounts.

On December 31, 2005 the balance of this provision, previously recorded in liabilities, was reclassified to “Other taxes and charges recoverable” with aims to better reflecting the Company’s financial position.

7.	INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

	Percentage interest (total shares)		Shareholders’ equity (capital deficiency)		Net income (loss)

	2005	2004	2005	2004	2005	2004	2003

Fully consolidated
Arosuco	99.7	99.7	373.2	334.2	273.2	219.8	176.3
CACN	50.2	50.2	(22.2)	(27.1)	(35.0)	(47.2)	(39.4)
CBB	—	99.9	—	5,067.9	—	948.3	2,046.7
Cerveceria Suramericana (Cervesursa)	80.0	80.0	55.7	102.2	(38.5)	(31.4)	(7.3)
Compañia Cervecera AmBev Peru A.C. (AmBev Peru)	100.0	100.0	(32.3)	(0.7)	(54.8)	(9.2)	(5.7)
Eagle Distribuidora de Bebidas S.A (Eagle)	100.0	100.0	2,376.1	2,660.4	(284.4)	(24.0)	(539.0)
Hohneck	50.7	100.0	1,165.4	1,245.6	(80.2)	(69.6)	(67.1)
IBA Sudeste	—	99.3	—	1,365.8	—	(78.9)	47.5
Fratelli	77.8	—	401.7	—	18.7	—	—
Industria del Atlántico (Atlántico)	50.0	50.0	45.1	62.0	(10.6)	17.2	5.8
Jalua	100.0	100.0	3,282.2	3,593.0	(310.8)	(16.9)	(451.2)
Labatt Holding ApS	100.0	100.0	14,132.0	14,423.8	(292.0)	276.7	—
Labatt Canada	100.0	100.0		(1,848.2)		54.0	—
Maltería Pampa	60.0	100.0	196.9	197.4	23.3	22.4	41.5
Monthiers	100.0	100.0	3,318.9	3,576.1	257.1	42.3	(451.1)
Proportionally consolidated companies (*)
Agrega	50.0	50.0	0.1	0.4	(3.9)	(2.0)	(1.9)
ITB	50.0	50.0	(4.7)	(4.1)	0.6	(0.6)	(0.7)
Quinsa	56.2	54.8	705.7	720.6	123.5	(86.4)	149.7

(*)

The pro-rated balances proportionally consolidated and included in the consolidated balance sheet at December 31, 2005 were: total assets - R$ 1,827.2 (R$ 1,808.4 in 2004); working capital - R$ 22.9 (R$ 17.3 in 2004) and cash and cash equivalents of R$ 226.1 (R$ 175.4 in 2004). The pro-rated net income from these affiliates included in the consolidated statement of operations totaled R$ 551.9 (R$ 83.8 in 2004 and R$ 147.1 in 2003).

8.	GOODWILL AND NEGATIVE GOODWILL

	2005	2004

Goodwill:
CBB - attributed to:
Property, plant and equipment fair value excess (i)	—	144.6
Expected future profitability (i)	—	702.7

	—	847.3
Expected future profitability:
Labatt Canada (v)	16,383.3	16,677.7
Quinsa	1,123.2	1,123.2
Cympay	26.6	26.6
Embodom	224.1	214.9
Malteria Pampa	28.1	28.1
Indústrias Del Atlântico	5.1	5.1
Cervejaria Miranda Corrêa S.A.	5.5	5.5
Labatt Canada Subsidiaries (ii)	3,323.9	3,648.6
Quinsa and subsidiaries (proportionally consolidated) (iv)	622.2	547.6

Total goodwill	21,742.0	23,124.6
Accumulated amortization	(4,997.2)	(4,779.1)

Total goodwill, net	16,744.8	18,345.5

Negative goodwill:
CBB (iii)	—	(149.9)
Cervesursa	(14.4)	(16.4)
Total goodwill, net	(8.2)	(8.8)

Total negative goodwill	(22.6)	(175.1)

Goodwill, net	16,722.2	18,170.4

(i)	In May 2005, the Company merged the net assets of its subsidiary CBB by book value as mentioned in note 1 (b) (ii).

(ii)	The balance of the accumulated amortization referring to goodwill existing in Labatt Canada amounted to R$ 3,289.7 on December 31, 2005 (R$ 3,418.2 on December 31, 2004).

(iii)	The negative goodwill on investment in the subsidiary CBB was reclassified to “deferred income”, as a result of net assets merger of this subsidiary, as mentioned in note 1(b)(ii).

(iv)

As mentioned in note 2 (n), Quinsa acquired for the amount of US$110.0 million (equivalent to R$ 244.4) the equity interest of 5.32% that BAC held in QIB, resulting in a goodwill totaling US$74.9 million (equivalent to R$ 166.4). The effect on the Company’s consolidated totaling of R$ 97.3.

(v)	The accumulated amortization balance referring to Labatt APS’ goodwill in Labatt Canada amounts to R$ 1,034.8 on December 31, 2005 (R$ 409.7 on December 31, 2004).

Changes in the goodwill and negative goodwill, net are as follows:

	2005	2004

At beginning of year, net	18,170.4	1,687.3
Goodwill on new acquisitions	5.1	16,892.6
Reclassification to deferred charge and PP&E	(198.8)	—
Labatt and subsidiaries	(12.0)	355.1
Quinsa and subsidiaries (proportionally consolidated)	96.3	37.3
Amortization	(1,342.9)	(803.6)
Negative goodwill realized	—	1.7
Goodwill realized - Note 1 (iv)	(13.6)	—
Adjustment of goodwill - Note 1 (iv)	17.7	—

At the end of year, net	16,722.2	18,170.4

9.	PROPERTY, PLANT AND EQUIPMENT

	2005	2004	Annual depreciation rates -%

Land	309.9	328.6
Buildings and constructions	2,602.6	2,578.2	4
Machinery and equipment	8,242.5	7,968.2	10 (i	)
Offsite equipment	1,723.2	1,551.0	10 (i	)
Other assets and intangibles	1,262.2	1,241.9	4 to 20 (ii	)
Construction in progress	442.1	368.3

	14,582.5	14,036.2
Accumulated depreciation	(9,177.9)	(8,504.5)

	5,404.6	5,531.7

(i)	Rates may vary due to the number of production shifts in which the asset is used.

(ii)	Concentration of assets with annual depreciation rate of 20% as of December 31, 2005.

The subsidiaries held for sale properties, on December 31, 2005, with a total book value of R$ 104.5 (R$ 113.8 in 2004), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 66.3 (R$ 69.1 in 2004).

In view of bank loans and leases taken by the Company and its subsidiaries, at December 31, 2005, there are pledged property, machinery and equipment, at the residual amount of R$ 538.9 (R$ 781.4 in 2004). Such restriction has no impact on the use of such assets and on the Company’s operations.

10.	DEFERRED CHARGES

	2005	2004

Pre-operating costs	243.1	208.6
Implementation and expansion expenses	53.5	53.9
Future profitability (i)	9,322.0	109.1
Provision for realization of goodwill (ii)	(5,650.4)
Other	202.0	162.6

	4,170.2	534.2
Accumulated amortization	(936.9)	(240.1)

	3,233.3	294.1

(i)

This refers substantially to the goodwill originally recorded by InBev Brasil, which was transferred to AmBev, as a result of the merger process occurred on July 28, 2005. The goodwill reclassified to deferred charges is based on future profitability of AmBev.

(ii)	As mentioned in note 1 (b)(i)(b), such provision corresponds to the difference between goodwill amount and tax benefit derived from its amortization.

11.	LOANS AND FINANCING

				Current		Long-term

	Final maturity	Annual financial charges	Currency	2005	2004	2005	2004

Brazilian reais:
ICMS sales tax incentives	September 2015	4,77%	R$	89.5	93.5	237.3	288.2
Acquisition of equipment	December 2010	TJLP +3%a 4,5%	R$	104.2	135.2	362.3	209.5
Working Capital	January 2006	104% do CDI	R$	1.4	274.5	—	—

				195.1	503.2	599.6	497.7

Foreign currency:
Working Capital	October 2010	2,5%a 5,50%	USD	673.7	462.4	103.0	367.1
Working Capital	October 2010	BA + 0,45%	CAD	4.8	1,911.7	1,408.2	737.7
Working Capital	January 2006	4,48%	ARS	27.9	—	—	—
Working Capital	September 2008	12,0%	VEB	30.8	136.1	117.4	—
Working Capital	April 2012	18,0%	DOP	51.0	26.8	32.4	16.1
Working Capital	October 2010	7,75%	GTQ	27.5	35.7	37.8	—
Working Capital	October 2010	6,75%	PEN	28.8	—	158.6	—
Bond 2011	December 2011	10,50%	USD	6.0	6.8	1,170.3	1,327.2
Bond 2013	September 2013	8,75%	USD	35.1	39.8	1,170.3	1,327.2
Import financing	January 2007	4,85% a 6,5%	USD	4.6	262.8	58.1	—
Acquisition of equipment	September 2011	7,5% a 8,45%	USD	70.5	—	341.3	—
Acquisition of equipment	January 2009	3,0% a 4,5%	UMBNDES	16.0	16.8	63.5	40.1
Notes - Série A	July 2008	6,56%	USD	—	—	379.2	—
Notes - Série B	July 2008	6,07%	CAD	—	—	100.6	—
Sênior Notes - BRI	June 2011	7,50%	CAD	—	—	178.6	—
Other	September 2007	8,36%	USD	37.6	41.0	75.3	54.5

				1,014.3	2,939.9	5,394.6	3,869.9

				1,209.4	3,443.1	5,994.2	4,367.6

Abbreviations used:

•	USD - United States Dollar

•	CAD - Canadian Dollar

•	ARS - Argentine Peso

•	VEB - Venezuelan Bolivar

•	DOP - Dominican Peso

•	GTQ - Guatemalan Quetzal

•	PEN - Peruvian Sol

•	TJLP - Long-Term Interest Rate - corresponding to 9.75% p.a. on 12.31.05

•	ICMS - Value-Added Tax on Sales and Services

•	CDI - Interbank Deposit Certificate - corresponding to 17.99% p.a. on 12.31.05

•	BA - Bankers Acceptance - corresponding to 3.106% on 12.31.05

•	UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Principal loan contracts and programs

	(i)	ICMS sales tax incentives

The loans relate to programs offered by certain states in Brazil through which a percentage of the monthly ICMS due is financed by Government related agencies, generally over a five year period (Note 12).

The amount of R$ 372.1 (R$ 330.2 as of December 31, 2004) of “Sales tax Deferrals” includes a current portion of R$ 19.5 (R$ 54.5 in 2004) classified under “Other taxes and contributions payable”.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

	(ii)	Notes issued in the international market

The Company issued in September 2003 US$500 million in foreign securities (“Bond 2013”). These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was registered at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

The Company issued in December 2001 US$500 million in foreign securities (“Bond 2011”). These Notes incur 10.5% interest p.a., amortized semi-annually from June 2002, with final maturity in December 2011. The Company registered Bond 2011 with the SEC on October 4, 2002.

b)	Mortgages and collateral

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. AmBev’s subsidiaries, except for North America operations, hold debt and loans for the purchase of raw materials guaranteed by collaterals of AmBev, which at December 31, 2005 totaled R$ 323.5 (R$ 295.7 in 2004).

c)	Breach of covenant

As of December 31, 2005, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

d)	Maturities

At December 31, 2005, the Company’s long-term loans, by year of maturity, are the following:

2007	529.5
2008	1,012.4
2009	118.0
2010	1,684.5
2011 and on	2,649.8

5,994.2

e)	Labatt Canada

	(i)	Working capital

On December 12, 2002 and on May 25, 2004, Labatt Canada entered into two loan agreements at the respective amounts of CAD 600 million and CAD 700 million, with a bank consortium and final maturity date on December 12, 2005. Both agreements were fully paid on October 12, 2005.

On October 12, 2005, Labatt Canada entered into a forward loan agreement at the amount of CAD 1.2 billion with a syndicated banck, of which CAD 700 million a term loan and CAD 500 million in a revolving facility with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On December 31, 2005, the bankers’ acceptance average rate on the debt was 3.106% p.a. and the applicable margin was 0.35% per annum.

	(ii)	Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement of US$162 million, represented by Series A Bank Notes (“Notes - Series A”) and CAD 50 million in Series B Bank Notes (“Notes - Series B”), contracted from a group of institutional investors. The Notes are subject to the following interest rates: (a) 6.56% p.a., over the portion in US dollars; and (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc (“BRI”), a company proportionally consolidated by Labatt Canada, entered into a CAD 200 million loan agreement through Senior Notes (“Senior Notes - BRI”), with a group of institutional investors. Senior Notes are subject to fixed interest rates of 7.5% p.a. and the maturity date is June 15, 2011.

12.	SALES TAX DEFERRALS AND ICMS TAX INCENTIVE PROGRAMS

We currently participate in programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable (financed by a state related financial agent) for periods of generally five years from their original due date.

Sales tax deferrals arise from programs under which percentages deferrable usually range from 40% to 75% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have specific agreements. Balances deferred generally accrue interest and are only partially inflation-indexed

Description	2005	2004

Short-term liabilities:
Loans and financings (Note 11)	89.5	93.5
Sales tax deferrals (included in Other taxes payable)	19.5	54.5

	109.0	148.0

Long-term liabilities:
Loans and financings (Note 11)	237.3	288.2
Sales tax deferrals	352.6	275.7

	589.9	563.9

13.	COMMITMENTS AND CONTINGENCIES

	a)	Tax and legal claims

We are contesting the payment of certain taxes and contributions and have made judicial escrow deposits (Judicial deposits) of equivalent or lesser amounts pending final judicial decisions. Our management believes that the accrued liability for contingencies, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

Description	2004	Provisions	Payments	Reversals	Reclassifications	Monetary restatement	2005

Indirect taxes:
ICMS and IPI (i)	312.4	505	(4.3)	(139.2)	—	2.2	221.6
PIS and COFINS (ii)	383.5	6.6	(3.4)	(41.0)	10.2	38.6	394,5
Labor claims (iii)	309.0	218.6	(55.7)	(109.9)	(*) (88.7)	5.0	278.3
Income tax and social contribution (iv)	71.3	7.9	—	(5.8)	—	(0.4)	73.0
Claims from distributors and resellers (v)	47.2	39.8	(9.1)	(34.0)	—	(0.1)	43.8
Others (vi)	119.5	37.0	(14.7)	(19.7)	(6.2)	1.1	117.0

Total accrued provision for contingencies	1,242,9	360.4	(87.2)	(349.6)	(84.7)	46.4	1,128.2

(*)	Reclassification from contingencies to accounts payable referring to lawsuits settled through legal agreements

Abbreviations used:

•	IRPJ - Corporate Income Tax; and

•	CSLL - Social Contribution on Net Income

AmBev may be exposed to additional possible risks, based on the opinion of legal counsel, estimated at R$ 4,557.0 (R$ 1,241.1 in 2004) which have not been accruded for. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev’s financial position or results of operations.

During the year ended on December 31, 2005, possible contingencies increased by approximately R$ 3,316.0, mainly due to new tax deficiency notices received by the Company and its subsidiaries related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies incorporated abroad.

Based on its external consultants’ opinions, the Company understands that such tax deficiency notices were made based on incorrect analysis of the laws mentioned above, because, among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period related to the deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) errors in the determination of amounts supposedly due.

The Company, based on the opinion of its external consultants did not recorded any provisions in relation to the tax deficiency notices received in the period, as well as those previous ones related to the same matter, amounting to R$ 3,600.5 as the Company understands these are not justified. Nevertheless, as the related laws had not been subjected to examination at the highest level by the Judiciary Branch, the Company, based on the opinion of its legal consultants considered the probability of loss as possible in the amount of R$ 2,451.3 and as remote, in the amount of R$ 1,149.2.

Main liabilities related to fiscal claims and provisions for contingencies:

(i)	ICMS and IPI

This legal proceeding relates mainly to tax disputes to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

The Company has zero-rated IPI credits, totaling R$ 228.1 as of December 31, 2005 (R$ 228.1 on December 31, 2004), which was reclassified to the account “Other assets - other recoverable taxes and charges” of long-term assets, as mentioned in note 2 (o).

(ii)	PIS and COFINS

PIS - We obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002 only) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effects from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by current legislation.

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

At December 31, 2005, the provision primarily refers to amounts that were not paid pursuant to the injunctions, and which will be subject to provisioning until they are assured by a final decision in favor of the Company.

(iii)	Labor claims

We are involved in approximately 12,100 legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe, based on the advice of our outside legal counsel, there is a probable chance of loss. Judicial escrow deposits, principally for labor claims, totaled R$ 151.2 at December 31, 2005 (R$ 129.6 in 2004). At December 31, 2005 none of these claims had probable estimated losses which individually exceeded R$ 2.0.

(iv)	Income tax and social contribution

This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution for the year 1996.

(v) Claims from distributors and resellers

We have several claims filed against us by former distributors whose contracts were terminated due to their failure to meet our guidelines and a general restructuring of our distribution network. We have provisions for probable losses of R$ 43.6, based on advice of outside legal counsel (R$ 47.2 in 2004).

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

Labatt was sued by the Canadian Government concerning the interest rate used in certain contracts with related parties existing in the past. The total amount claimed by the Government is approximately CAD 200.0, equivalent to R$ 402.4 on December 31, 2005.

Should Labatt be requested to pay this amount, AmBev will be fully reimbursed by InBev.

During the fourth quarter of 2005, Labatt paid approximately CAD 24, reducing the provision recorded in 2004 to CAD 62 (equivalent to R$ 124.5 on December 31, 2005) as “Provision for contingency for Income Tax”, and AmBev recorded account receivable for the amount of R$ 173.0 (equivalent to CAD 86) as an adjustment in the consolidation of Labatt.

b)	Commitments

We do not have commitments for construction under contract at December 31, 2005 (at December 31, 2004 are estimated at R$ 100.0).

We have contracts with certain key suppliers to buy volumes of key materials in our production processes, including aluminum, plastics and natural gas, but without fixed volumes or amounts.

c)	Environmental issues

We are subject to federal, state and local environmental laws. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

We provide for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed. Our management does not presently anticipate that such costs and penalties, to the extent not previously provided for, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

At present we believe there are no unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws.

Recent environmental expenditures are as follows:

	Unaudited

Year ended December 31	Property, plant and equipment	Waste treatment	Total

2005	17.2	47.1	64.3
2004	12.9	36.1	49.0
2003	9.3	38.3	47.6

Budgeted environmental expenditures for the five-year period ending December 31, 2010 total approximately R$ 245.7 (unaudited).

14.	OTHER LIABILITIES

	2005	2004

Current liabilities:
Dividends payable	5.5	—
Deposits for returnable package (i)	79.1	84.4
Provision for restructuring (ii)	106.5	183.0
Provision for income tax contingency (Note 13 a (vii))	124.5	189.9
Deferred income from commodities swap and forward instruments	41.2	12.7
Marketing accounts payable	151.7	101.1
Provision for royalties payment	33.9	37.1
Accounts payable for repurchase of treasury shares	74.2	—
Other accounts payable	282.2	251.4

	898.8	859.6

Long-term liabilities:
Post-retirement benefits (Note 15b)	584.6	646.0
Deferred income tax and social contribution (Note 18 (b))	94.6	138.5
Deferred income from debt swap instruments	95.8	90.3
Other accounts payable	50.7	61.5

	825.7	936.3

(i)	These deposits are made by points of sale in Canada and at the time of the beer sale, as a guarantee on the returnable packaging, and they are given back when the bottles are returned.

(ii)

On September 8, 2004, Labatt Canada announced the closing of its plant in New Westminster, British Columbia. In order to cover the lay-off expenses, based on an agreement entered into with labor union, Labatt registered provisions in the amount of CAD 22.2 in 2004 (equivalent to R$ 49.1 on December 31, 2004). The closing of such plant occurred in November 2005, and the provision decreased to CAD 3.6 million (equivalent to R$ 7.3 on December 31, 2005).

Additionally, in December 2004, Labatt Canada announced a workforce restructuring aimed at reducing the personnel fixed cost by 20%. Thus, Labatt recorded a provision of CAD 60.7 (equivalent to 122.1 on December 31, 2005 and R$ 134.0 on December 31, 2004) in order to cover lay-off expenses. On December 31, 2005 the provision was reduced to CAD 41.1 (equivalent to R$ 82.7 on December 31, 2005).

On March 31, 2005, Labatt Canada announced the closing of Metro Brewery plant, in Toronto, Ontario. The closing shall occur in 2006. This provision totaling CAD 8.2 on December 31, 2005 (equivalent to R$ 16.5 in December 31, 2005).

15.	EMPLOYEE BENEFITS

	a)	AmBev pension benefits

AmBev sponsors a defined-benefit pension plan (closed to new participants since May 1998) and a defined-contribution plan, which supplement benefits that the Brazilian government’s social security system provides to our employees and those of our Brazilian subsidiaries. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

These plans are administered by the AmBev Pension Fund, Instituto AmBev de Previdência Privada (IAPP). In the year ended December 31, 2005, the Company contributed R$ 4.8 (R$ 3.9 in 2004) to IAPP. The IAPP was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of IAPP. At December 31, 2005 we had 4,938 participants in our plan (4,539 in 2004), of which 2,519 (2,611 in 2004) participated in the defined-benefit plan.

Based on the independent actuarial reports, the funded status of AmBev’s plans at December 31 is determined as follows:

	2005	2004

Fair value of plan assets	725.5	633.3
Present value of actuarial liability	(485.2)	(438.1)

Funded status	240.3	195.2

The surplus of assets of IAPP is recognized by the Company in its consolidated financial statements under “Surplus assets - Instituto AmBev”, in the amount of R$ 20.0 (R$ 20.6 in 2004), estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in the event of a winding up of IAPP.

b)	Post-retirement benefits and others

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners.

Labatt Canada, the Company’s indirect subsidiary, provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also provides certain post-retirement pension benefits to certain distributors. On December 31, 2005 liabilities deriving from these obligations are recorded in the Company’s financial statements in the account “Provision for employee benefits” in the following amounts:

	Labatt (i)	Labatt (ii)	AmBev (ii)	Total

Projected Benefit Obligation	2,307.6	310.4	113.4	2,731.4
Fair value of plan assets	(1,630.4)	—	—	(1,630.4)

Plan deficit	677.2	310.4	113.4	1,101.0
Non-amortized actuarial adjustments	(459.8)	(123.3)	(29.0)	(612.1)
Distributors’ plans (iii)	—	—	—	95.7

Total liabilities	217.4	187.1	84.4	584.6

(i)	Pension plan.

(ii)	Post-retirement benefit plan.

(iii)

The obligation referring to the distributors’ plan accounts for Labatt Canada’s pro rata participation under the obligations of these plans which will be financed by Labatt Canada by means of the allocation of services costs of these affiliated companies.

Change in the provision for employee benefits, according to the independent actuary’s report:

	AmBev	Labatt	Total

Balance on December 31, 2004	78.4	567.6	646.0
Financial charges	13.8	149.1	162.9
Foreign exchange variation	—	(50.5)	(50.5)
Transfer of provision to restructuring	—	14.1	14.1
Benefits paid	(7.8)	(180.1)	(187.9)

Balance on December 31, 2005	84.4	500.2	584.6

c)	Welfare foundation - the FAHZ

The employees and retirees of the Company in Brazil receive health care and dental assistance from the FAHZ, one of our shareholders.

The changes in the provision for these benefits of FAHZ, based on independent actuarial reports, were as follows:

	2005	2004

January 1, 2004	177.0	163.5
Interest charges	40.5	30.6
Actuarial adjustment	—	3.3
Benefits paid	(23.9)	(20.4)

December 31, 2004	193.6	177.0

The actuarial liabilities related to the benefits provided by the FAHZ on December 2005 were fully offset by an equivalent amount of assets held by the FAHZ on the same date. The surplus assets were not recorded by us in our financial statements, since under current welfare foundation regulations, any surplus of assets over liabilities cannot be returned to the Company.

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

d)	Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual percentage - in nominal terms

	AmBev		Labatt

	2005	2004	2005	2004

Discount rate	10.8	10.9	5.0	5.7
Expected long-term rate of return on assets	14.9	15.4	8.0	8.0
Increase in the remuneration factor	7.2	7.3	3.0	3.0
Increase in health care costs	7.2	7.3	—	4.0

16.	SHAREHOLDERS’ EQUITY

	a)	Capital and shareholders’ rights

		(i)	Capital

The Company’s capital stock on December 31, 2005 amounted to R$ 5,691.4 (R$ 4,742.8 in 2004), represented by 65,876,074 thousand no-par value and registered shares (56,277,742 thousand in 2004), comprised of 34,499,423 thousand common shares and 31,376,651 thousand preferred shares (23,558,245 thousand and 32,719,497 thousand, respectively, in 2004).

On May 31, 2005, AmBev’s capital stock increased by 27 thousand common shares in the amount of R$ 0.004 attributed to CBB’s minority shareholders, merged by the Company, as mentioned in note 1 (b)(ii).Additionally, on the same date, the Company increased the capital stock by 10,941,151 thousand common shares in the amount of R$ 948.6, by capitalization of goodwill reserve, the shareholders being entitled to bonus at the ratio of 1 common share for each 5 shares (common shares or preferred shares).

The purpose of this share bonus, according to announcement on December 6, 2004, was to maintain the liquidity of the common shares after the mandatory tender offer for the common shares of AmBev by InBev, held on March 29, 2005.

As mentioned in note 1(b)(iv), the Extraordinary Shareholders’ Meeting as of August 27, 2004, approved the issue, by the Company, of 19,264,363 thousand new shares, comprised of 7,866,182 thousand common shares and 11,398,181 thousand preferred shares, and also decided to appropriate to the capital stock account the amount of R$ 1,600.7 and to the capital reserve account the amount of R$ 12,840.3 as premium on share subscription, which was fully subscribed by Labatt ApS legal representatives.

(ii)	Warrants

During the period for the exercise of warrants between April 1 and April 30, 2003, 25 thousand common and 489 thousand preferred shares were subscribed, for the total amount of R$ 0.5. Certain warrant holders have challenged in court the CVM’s and Company’s understanding related to the warrant conversion criteria.

(iii)	Share rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian GAAP, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity (item (e)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

(iv)	Share activity (in thousands of shares)

	2005	2004	2003

Preferred shares:
At beginning of year	32,719,497	22,801,455	22,824,827
Employee stock ownership plan purchases	—	55,727	259,007
Acquisition of Labatt	—	11,398,181	—
Stock warrants	—	—	489
Cancellation of shares	(1,342,846)	(1,535,866)	(282,868)

At end of year	31,376,651	32,719,497	22,801,455

Common shares:
At beginning of year	23,558,245	15,735,878	15,795,903
Labatt transaction	—	7,866,182	—
Stock warrants	—	—	25
Share bonus	10,941,151	—	—
Minorities from CBB	27	—	—
Cancellation of shares	—	(43,815)	(60,050)

At end of year	34,499,423	23,558,245	15,735,878

b)	Appropriation of net income for the year and transfers to statutory reserves

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

(iii)

Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation in net income in accordance with legal limits. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors at the beginning of the fiscal year.

c)	Treasury shares

At December 31, 2005 the Company held in treasury 10,480 thousand common shares and 519,380 thousand preferred shares in the total amount of R$ 393.4.

The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

Activity in treasury shares during the year was as follows (in thousands):

	2005	2004	2003

Preferred shares:
At beginning of year	(1,589,604)	(520,153)	(273,684)
Repurchase of shares	530,615	(2,605,318)	(529,337)
Transfer to stock ownership plan	(257,993)	—	—
Cancellation of shares	1,342,846	1,535,867	282,868

At end of year	(519,380)	(1,589,604)	(520,153)

Common shares:
At beginning of year	(60,731)	(104,546)	(101,131)
Repurchase of shares	16,869	—	(63,464)
Transfer to stock ownership plan	(6,389)	—	—
Shares solf on MTO	60,731	—	—
Cancellation of shares	—	43,815	60,049

At end of year	(10,780)	(60,731)	(104,546)

d)	Dividends and contributions

The determination of the dividend approved by the Board of Directors from net income for the year ended December 31 was as follows:

	2005		2004	2003

Net income for the year	1,545.7		1,161.5	1,411.6
Legal reserve (5%)	—	(i)	—	(70.6)

Dividend basis	1,545.7		1,161.5	1,341.0
Dividends:
Prepaid interim distribution as dividends	480.9		108.4	495.2
as interest attributed to shareholders’ equity	219.8		236.1	222.5
Supplemental dividends as dividends	75.4		424.6	54.6
as interest attributed to shareholders’ equity	524.2		558.1	226.1
Withholding tax on interest attributed to shareholders’ equity (generally 15%)	(111.6)		(119.3)	(67.3)

Total dividends, net of withholding tax	1,188.7		1,207.9	931.1

Percentage of dividends to dividend basis	76.9		103.9	69.4

Dividends per thousand shares outstanding at year-end, net of withholding tax (in whole reais) - R$ :
Common	17.32	(ii)	20,86	23.15

Preferred	19.05	(ii)	22,95	25.46

(i)

We did not appropriate any amounts to our legal reserve since 2004, based on the provisions in Brazilian Corporation Law which determine that capital reserves may be limited to 30% of the Company’s capital stock.

(ii) Dividends per lot of thousand shares outstanding (excluding treasury shares) at year-end - before withholding tax (IRRF): common - R$ 18.95 and preferred - R$ 20.85.

e)	Interest attributed to shareholders’ equity

Brazilian companies are permitted to pay limited amounts of interest on capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev.

f)	Goodwill reserve

As mentioned on Note 1(b), as a result of the merger of InBev Brasil into AmBev on July 28, 2005, the Company recorded a special goodwill reserve (a capital reserve) in the amount of R$ 2,833.3 equivalent to the amount of the future tax benefit arising from the deductibility of the goodwill amortization.

g)	Stock ownership plan

The stock ownership plan for the purchase of Company shares (the Plan) is administered by a committee that includes non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued.

The purchase price cannot be less than 90% of the average price of the shares traded on the Bovespa in the previous three business days, at the date the award is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of share at that date (shares granted represented 0.00% and 0.02% of total shares outstanding in 2005 and 2004, respectively).

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

For plans granted prior to 2004, the Company provided advances to employees for the purchase of shares. Financing arrangements were normally for periods of no more than four years and accrued 8% interest per annum above the “Índice Geral de Preços - Mercado” - IGP-M (Note 2(o)).These advances are guaranteed by the shares. On December 31, 2005 these advances totaled R$ 114.9 (R$ 175.2 in 2004) and are included in the balance sheet as non-current assets. For plans granted beginning in 2003, the Company no longer provides these advances.

The summary of changes in shares included in the Plan for the years ended December 31, 2005 and 2004 is the following:

	2005	2004

Outstanding (in thousands of shares):
At beginning of year	651,036	733,689
Granted	—	9,000
Exercised	(264,382)	(55,727)
Stock-dividend	80,636	—
Cancelled	(29,169)	(35,926)
At year end - outstanding and exercisable	438,121	651,036

Shares available at end of each year that may be granted in the subsequent year	3,293,804	2,813,887

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a)	Overview

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

	b)	Derivative financial instruments

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

The estimated fair value amounts of our derivatives exposures as of December 31, were as follows:

Financial instrument	2005	2004

Foreign currency:
R$ / US$	3,610.4	3,929.6
PEN/US$	210.7	—
ARS/US$	206.0	132.9
CAD /US$	240.5	299.0
Interest rate:
Floating LIBOR/ fixed LIBOR	—	55.7
CDI/Fixed interest rate	(186.3)	—
Fixed interest rate/ Canadian BA	367.1	943.2
Commodities:
Wheat	16.1	2.3
Aluminum	119.6	13.2
Sugar	31,5	60.3

	4,615.6	5,436.2

(i)	Market Value of Financial Instruments - currency and interest rate hedge

Interest rate risk mainly relate to debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the LIBOR. The portion of local currency denominated debt that is subject to floating rates is linked to the TJLP. We use derivative instruments to mitigate the effects of volatility of the LIBOR rate.

As of December 31, 2005, unrealized gains on variable earnings from financial instruments were limited to the lower value between the instrument’s yield curve and their relative market value, in accordance with the Brazilian Corporation Law.

Had the company recorded its derivative instruments at market value, it would have recorded, for the period ended December 31, 2005, an additional gain of R$ 44.4 (R$ 189.0 on December 31, 2004), as presented below:

Financial instruments	Book value	Market value	Unrealized gain

Public bonds	299.2	318.9	19,7
Swaps/forwards	(164.8)	(150.4)	14.4
“Cross currency Interest rate Swap” (*)	(95.8)	(85.6)	10.3

	38.6	82.9	44.4

(*)	Swaps of Labatt Canada for the conversion of the Notes taken at fixed interest in US dollars for fluctuating interest in Canadian dollars.

The fair values of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar maturity and terms.

(ii)	Currency and commodities hedge

At December 31, 2005, losses totaling R$ 34.4 (Gain of R$ 45.3 in 2004), arising from these instruments obtained for the specific purpose of mitigating our exposure to fluctuations in foreign currencies and the prices of raw materials to be purchased, were deferred, and will be recognized in income when corresponding product is sold or at the moment when the corresponding expense is recognized in earnings.

During the years ended December 31, 2005 and 2004, the following effects arising from such instruments were recorded in earnings under Cost of sales:

	Gain (loss) recorded in cost of sales

Description	2005	2004

Currency	(268.1)	(9.1)
Sugar	15.3	6.6
Wheat and corn	(0.5)	(0.1)
Aluminum	3.8	10.9

	(249.5)	8.3

c)	Financial liabilities

The Company’s financial liabilities, represented mainly by Bonds 2013 and 2011, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices.

Had the Company recorded its financial liabilities at market values, it would have recorded an additional loss, before income taxes, of approximately R$ 523.4, on December 31, 2005 (loss of R$ 602.6 in 2004 and a gain of R$ 202.2 in 2003), as presented in the table below:

Financial liabilities	Book value	Market value	Difference

“Bonds” - AmBev 11 and AmBev 13	2,381.9	2,867.9	(486.0)
Series A Notes (i)	379.1	392.9	(13.8)
Series B Notes (ii)	100.6	104.7	(4.1)
Senior Notes - BRI (iii)	178.6	202.8	(24.2)
Other currency international financing (iv)	2,827.5	2,827.5	—
Financing in R$ (iv)	328.3	328.3	—
BNDES/FINEP/EGF (iv)	466.4	466.4	—
Res. 63/ Compror 63	541.1	536.4	4.7

	7,203.5	7,726.9	(523.4)

	(i)	Series A notes executed by Labatt Canada in US dollars.

	(ii)	Series B notes executed by Labatt Canada in Canadian dollars.

	(iii)	Private Bonds executed by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

	(iv)	Loans for which book value and market value are similar.

The criteria used to estimate the market value of the financial liabilities was carried out based on quotations of investment brokers, on quotations from banks that render services to AmBev and Labatt Canada and at the secondary market value of securities on the base date as of December 31. The Bonds, approximately 124.5% of face value for Bond 2011 and 117.5% for Bond 2013 and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the cash flow discounted at present value, using market rates available for Labatt Canada for similar instruments.

d)	Concentration of credit risk

We sell to distributors, supermarket and retailers, within a broad distribution network. Credit risk is reduced as a result of the large number of customers and control procedures that monitor the creditworthiness of distributors and customers. Historically, we have not experienced significant losses on receivables from customers. In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and appraisals of financial institutions, not allowing concentration, i.e., the loan risk is monitored and minimized for the negotiations are carried out only with a select group of counterparties highly qualified. Labatt Canada enters compensation agreements with its counterparties, allowing them to terminate financial assets and liabilities contracts in the event of default.

e)	Financial income (expense)

	2005	2004	2003

Financial income:
Realized and unrealized gain from derivative instruments	—	—	21.6
Foreign exchange gains (losses) on investments	389.1	208.6	427.1
Financial income on cash equivalents	85.5	175.2	233.7
Interest on taxes, restricted deposits for legal proceedings	10.1	11.6	77.4
Income of action plan	7.6	34.4	—
Other	28.9	38.8	68.1

	521.2	468.6	827.9

Financial expenses:
Realized and unrealized losses from derivative instruments	(714.3)	(412.3)	—
Interest and charges on loans	(630.1)	(592.6)	(474.5)
Tax on financial transactions	(135.8)	(121.3)	(90.9)
Interest on contingencies and other	(65.3)	(54.0)	(95.4)
Other	(62.5)	(64.7)	(74.0)

	(1,607,9)	(1,244.9)	(734.8)

Total	(1,086.7)	(776.3)	93.1

18.	INCOME TAXES

	a)	Tax rates

Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (a federal tax on income) which, combined, provide a composite statutory rate of 34%. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

b)	Income tax reconciliation

	2005	2004	2003

Income before income taxes, profit sharing and contributions and minority interest	2,576.8	1,829.5	1,864.2
Deduct: profit sharing and contributions	(202.8)	(152.4)	(23.6)

Income before taxes on income	2,374.0	1,677.1	1,840.6

Tax expense at statutory rates - 34%	(807.2)	(570.2)	(625.8)
Adjustments to derive effective benefit (expense):
Benefit from deductibility of interest attributed to shareholders’ equity	253.0	270.0	152.7
Tax losses carryforwards from previous years (i)	—	—	147.9
Non-taxable gains from tax incentives in subsidiaries (Note 2(x))	51.6	65.7	59.8
Realization of goodwill upon merger of subsidiary	—	(12.4)	37.1
Non-deductible losses on exclusive funds	—	(39.5)	—
Foreign earnings not subject to tax	(174.1)	(66.1)	(183.0)
Non-deductible goodwill amortization (ii)	(211.4)	(197.5)	(21.2)
Goodwill future profitability-CBB merger (iii)	103.4	—	—
Exchange rate variation on foreign subsidiaries	(44.3)	85.0	(6.8)
Other non-taxable income, net	(16.1)	(46.8)	13.2

Tax benefit (expense) per statement of operations	(845.1)	(511.8)	(426.1)

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

(ii)

This value considers the goodwill amortization effects of Labatt ApS in Labatt Canada, according to note 20, generating a tax effect as it is not deductible, at the amount of R$ 314.0 (R$ 139.3 on December 31, 2004).

(iii)	This value refers to the tax credit derived from future deductibility of AmBev’s goodwill in CBB, as a result of CBB merger by AmBev (note 1(b)(ii)).

Composition of benefit (expense) of Income Tax and CSLL:

	2005	2004	2003

Current	(757.1)	(740.6)	(624.4)
Deferred	(88.0)	228.8	198.3

Total	(845.1)	(511.8)	(426.1)

The major components of the deferred tax asset and liability accounts are as follows:

	2005	2004

Long term assets
Tax losses carryforwards	896.9	1,049.2
Temporary differences:
Non-deductible provisions	422.7	491.3
Provision for interest attributed to shareholders’ equity (*)	—	190.0
Goodwill future profitability - Merger	132.6	—
Provision for restructuring	46.4	66.4
Provision for medical assistance benefits	165.9	194.8
Provision on employees profit sharing	47.8	35.2
Provision for losses on hedge	116.9	—
Provision for marketing and sales expenses	51.6	34.4
Other	161.2	155.3

	2,042.0	2,216.6

Long-term liabilities
Temporary differences
Accelerated depreciation	59.9	100.5
Other	34.7	38.0

	94.6	138.5

(*)	Interest attributed to shareholders’ equity are considered deductible only when effectively credited to shareholders.

c)	Net operating loss carryforwards

Deferred tax assets are limited to the amount for which offset is supported by profit projections for the next ten years, discounted to present value, according to CVM Instructions No. 273/98 and No. 271/02.

Net deferred income tax assets comprise Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available for offset of up to 30% of annual income before tax in any year. Tax losses are not inflation-indexed.

Based on projections of future taxable income, the estimated recovery of income tax and social contribution loss carryforwards is as follows:

2006	47
2007	96
2008	136
2009	187
2010	229
2011	202

897

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2005 will be realized until the fiscal year 2011. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual values.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

Tax loss carryforwards available for offset arising from operations in Argentina, Venezuela, Uruguay and Paraguay totaling R$ 184.0, expire through 2007. Recovery of these tax losses is not considered to be more likely than not based on current estimates at December 31, 2005 and, accordingly, we have not recorded these assets.

19.	COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as malt, plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2006 and 2007, already contracted on December 31, 2005 at the amount of approximately R$ 533.4 and R$ 3.3, respectively.

20.	OTHER OPERATING INCOME (EXPENSES), NET

	2005	2004	2003

Operating income:
Gain on tax incentive programs in subsidiaries	151.8	193.3	175.9
Foreign exchange and inflation accounting gains on subsidiaries abroad (i)	74.1	252.4	—
Recovery of taxes and contributions	52.6	14.2	24.6
Gain on the settlement of tax incentives	28.3	21.9	16.6
Other	3.6	22.9	23.5

	310.4	504.7	240.6

Operating expenses:
Amortization of goodwill (ii)	(1.342.9)	(803.6)	(252.4)
Foreign exchange and inflation accounting losses on subsidiaries abroad	—	—	(142.4)
Taxes on other income	(3.5)	(67.5)	(31.2)
Other	(39.4)	(54.5)	(54.7)

	(1,385.8)	(925.6)	(480.7)

Operating income (expenses), net	(1,075.4)	(420.9)	(240.1)

(i)	Effect of the exchange variation over the investment in Labatt ApS.

(ii)	The goodwill of Labatt Canada resulted in an amortization expense of R$ 923.4 (R$ 409.7 in the period between August 27, 2004 and December 31, 2004).

21.	NON-OPERATING INCOME (EXPENSES), NET

	2005	2004	2003

Non-operating income:
Reversal of provision for loss on property, plant and equipment	—	13.2	—
Gain on disposal of property, plant and equipment	24.9	53.5	38.5
Other	15.6	9.1	5.6

	40.5	75.8	44.1

Non-operating expenses:
Asset impairments, miscellaneous investment write-offs and other	(58.6)	(10.4)	(58.7)
Provision for restructuring	(114.9)	(198.7)	—
Loss of interest ownership in subsidiaries	(64.9)	(80.8)	(33.3)
Loss on disposal of property, plant and equipment	(19.0)	(97.8)	(25.8)
Other	(17.4)	(22.0)	(27.0)

	(274,8)	(409.7)	(144.8)

Non-operating income (expenses), net	(234,3)	(333.9)	(100.7)

22.	INSURANCE

At December 31, 2005, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

23.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

	a)	Description of the GAAP differences

The Company’s accounting policies comply with and its consolidated financial statements have been prepared in accordance with, accounting principles set forth in Brazilian GAAP. The Company has elected to use its Brazilian GAAP financial statements as its primary financial statements.

A summary of the Company’s principal accounting policies that differ significantly from US GAAP is set forth below.

		(i)	Supplementary inflation restatement in 1996 and 1997 for US GAAP

Under Brazilian GAAP, inflation accounting was discontinued effective January 1, 1996. Prior to that date, Brazilian GAAP statements included indexation adjustments which partially accounted for the effect of inflation on property, plant and equipment, investments, deferred charges (collectively referred to as “Permanent assets”) and shareholders’ equity, and reported the net charge or credit in the statement of operations. However, under US GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of US GAAP for the two-year period ended December 31, 1997 include additional inflation restatement adjustments made by applying the IGP-M to permanent assets and shareholders’ equity.

Shareholders’ equity under US GAAP was increased by R$ 100.0 , R$ 110.4 and R$ 120.1 at December 31, 2005, 2004 and 2003, respectively, due to the additional inflation restatement adjustments, net of depreciation.

		(ii)	Reversal of inflation restatement adjustment on foreign subsidiaries

Under Brazilian GAAP, the financial statements of our subsidiaries operating in Argentina and Venezuela include inflation accounting adjustments for certain periods. For purposes of US GAAP, neither of these countries was considered to be highly inflationary for the years presented and, accordingly, amounts are reported based on nominal local currency balances translated to Brazilian reais at the period-end exchanges rates for balance sheet accounts and average rates for the year for statements of operations and cash flows.

Shareholders’ equity under US GAAP was reduced by R$ 21.4, R$ 13.0 and R$ 116.0 at December 2005, 2004 and 2003, respectively, due to the reversal of the inflation restatement adjustments.

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

For reconciliation purposes, an increase in shareholders’ equity due to capitalized interest, net of amortization effects was recorded recorded in the amount of R$ 10.2 in 2005, R$ 10.9 in 2004 and R$ 7.6 in 2003.

	•	Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

Under US GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the expected undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flow are largely independent of the cash flows of other groups of assets, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

During 2004, as a result of the decision from the Brazilian antitrust authorities that AmBev must sell its Marathon brand, we recorded an impairment provision totaling R$ 26.1. No impairment charge was recorded in our Brazilian GAAP records.

(iv)	Deferred charges

Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors (recorded as Other intangible assets) and preoperating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

For US GAAP reconciliation purposes, deferred amounts related to preoperating expenses incurred in the construction or expansion of a new facility do not meet the conditions established for deferral and accordingly have been charged to income.

For reconciliation purposes, deferred charges expensed under US GAAP, net of amortization effects, amounted to R$ 100.1 in 2005, R$ 143.9 in 2004 and R$ 138.2 in 2003.

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

Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill. Under US GAAP goodwill is not amortized but, instead, is assigned to an entity’s reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are no longer recorded for US GAAP purposes.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2005 was R$ 16,744.8 (R$ 18,345.5 in 2004), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2005 was R$ 172.5 (R$ 175.1 in 2004).

For US GAAP purposes, the net balance of goodwill at December 31, 2005 is R$ 13,467.7 (R$ 13,418.9 in 2004), excluding goodwill arising from the acquisition of Quinsa, which is accounted for under the equity method.

The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

	2005	2004	2003

Differences in net income:
The Labatt transaction:
US GAAP adjustments	139.0	58.1	—
Amortization of goodwill	923.5	405.0	—
Depreciation of purchase accounting adjustments allocated to tangible and intangible assets acquired	(63.1)	(23.5)	—
Employee future benefits	44.2	26.5	—
Income tax effect	6.4	(1.1)	—
	1,050.0	465.0	—

The Quinsa transaction:
Amortization of goodwill	103.3	103.0	84.8
Depreciation of purchase accounting adjustments allocated to tangible and intangible assets acquired	91.4	(58.6)	(35.8)
Cumulative translation adjustment	97.0	76.6	157.1
Fair value adjustment of put option	(253.9)	(130.3)	(135.2)

	37.8	(9.3)	70.9

The Antarctica transaction:
Amortization of goodwill	35.3	84.7	84.7
Amortization of goodwill allocated to tangible assets and deferred charges	49.4	—	—
Depreciation of purchase price adjustments	19.2	19.2	(12.2)
Amortization/write-off of US GAAP intangibles	(10.2)	(11.9)	(64.5)

	93.7	92.0	8.0

Other acquisitions (principally reversal of amortization)	30.8	21.8	24.6

Business combinations adjustments (Note 23 a(v))	1,212.3	569.5	103.5

	2005	2004	2003

Differences in shareholders’ equity:
The Labatt transaction:
US GAAP Adjustments	2,405.2	2,624.5	—
Reversal of goodwill	(4,994.8)	(6,172.0)	—
Fair value adjustments of tangible and intangible assets	4,918.5	5,468.3	—
Employee future benefits	(205.1)	(270.3)	—
Deferred tax effect on fair value adjustments	(1,579.7)	(1,741.0)	—

	544.1	(90.5)	—

The Quinsa transaction:
Cumulative translation adjustment	16.9	5.4	(6.8)
Amortization of goodwill	181.8	78.5	84.8
Fair value adjustment of tangible and intangible assets	(3.0)	(94.4)	(35.8)
Fair value adjustment of put option	(519.5)	(265.5)	(135.2)

	(323.8)	(276.0)	(93.0)

The Antarctica transaction:
Goodwill	28.6	(355.4)	(440.3)
Fair value of tangible and intangible assets	(174.8)	115.5	108.4

	(146.2)	(239.9)	(331.9)

Roll-up of Brahma minority shareholders	149.9	149.9	149.9
Other acquisitions	72.6	41.7	19.9

Business combinations adjustments (Note 23 a(v))	296.6	(414.8)	(255.1)

•	The Labatt transaction

Description of the transaction

As described on Note 1, on March 3, 2004, AmBev entered into an agreement through which an indirect holding company of Labatt would be merged into AmBev. AmBev issued to InBev, the former owner of Labatt, approximately 7.9 billion AmBev common shares and 11.4 billion AmBev preferred shares.

On August 27, 2004, with the completion of these transactions, Labatt became a wholly owned subsidiary of AmBev;

Brazilian GAAP accounting treatment

Under Brazilian GAAP, the incorporation of Labatt was accounted for as a pooling of interest. AmBev incorporated a holding company, Labatt ApS at fair value. The only significant asset of Labatt ApS was its investment in Labatt Canada.

For Brazilian GAAP purposes, AmBev issued shares in an amount equivalent to the fair value of Labatt ApS. Goodwill arising from the acquisition of Labatt totalled R$16,383.3 at August 27, 2004.

US GAAP accounting treatment

The AmBev-Labatt transaction constitutes a business combination as defined in SFAS 141, Business Combinations (SFAS 141). In accordance with SFAS 141, we are required to identify the acquiring entity, AmBev or Labatt, in order to apply the purchase method of accounting to the other entity. Paragraph 17 of SFAS 141 lists specific criteria that should be considered in determining the acquiring entity; all facts and circumstances are to be considered, with no one criterion determinative.

The paragraph 17 criteria relevant to our identification of the acquiring entity were: (1) which group of former owners retained or acquired the larger portion of the voting rights in the combined entity (with consideration given to the existence of any unusual or special voting arrangements), (2) which group of owners has the ability to elect or appoint a voting majority of the governing body of the combined entity, (3) which entity’s senior management dominates the combined entity, and (4) which entity paid a premium over market value for the securities of the other entity. AmBev must identify the acquiring entity through an analysis of the specified factors under paragraph 17. The Company’s analysis of the relevant factors follows:

(i)     InBev, the former shareholder of Labatt, acquired a majority of the voting interest in AmBev. However, two special voting arrangements exist. First, the Braco Group, comprised of former shareholders of AmBev before the transaction (Messrs. Lemann, Telles and Sicupira), became an interest holder in the Stichting and a party to the InBev Shareholders’ Agreement with the Interbrew Founding Families. Under this agreement, both the Braco Group and the Interbrew Founding Families have equal influence over the activities of the Stichting, which controls the manner in which InBev’s majority voting interest in AmBev is voted. Each of the Braco Group and the Interbrew Founding Families is entitled to appoint four members to the Stichting board of directors and four members to InBev’s board of directors (with the four to six remaining members of InBev’s board of directors being independent directors). Any action of the Stichting board of directors requires the affirmative vote of a majority of the directors present, including at least two directors appointed by the Braco Group and two directors appointed by the Interbrew Founding Families. All matters submitted to the approval of InBev’s board of directors (including the appointment of AmBev board members) will be decided by a simple majority of the board. However, if during a board meeting it becomes apparent that the non-independent directors are deadlocked with respect to such matters, such non-independent directors will meet separately to try and reach a consensus. If consensus is not reached, then an alternating casting vote mechanism comes into play, and the Braco Group and the Interbrew Founding Families should flip a coin to determine which group of non-independent directors should cast the first casting vote.

As a result of the above, the Company believes that the former shareholders of both AmBev and Labatt have similar influence on the voting of the majority interest of InBev in AmBev. Therefore, notwithstanding the majority voting interest held by InBev, the rights conveyed by the InBev Shareholders’ Agreement to former AmBev shareholders would suggest that voting rights are a neutral indicator. However, we also considered certain approval rights under the AmBev Shareholders’ Agreement held by the FAHZ, an AmBev shareholder before the transaction. These rights are relevant in assessing the ability of former AmBev shareholders to influence the governance of AmBev after the transaction. The most important of these approval rights relate to the designation, dismissal and substitution of the Co-Chief Executive Officers, as well as approval of or amendment to the compensation policy for AmBev’s board of executive officers, including the Co-Chief Executive Officers. On the whole, the Company concluded that the rights conveyed by the AmBev Shareholders’ Agreement to the FAHZ point toward AmBev as the accounting acquirer.

(ii)   InBev has the ability to appoint the majority of the members of our Board of Directors. However, through the Stichting and the InBev Shareholders’ Agreement, the Braco Group, former AmBev shareholders, share joint and equal influence with the Interbrew Founding Families, former Labatt shareholders, with respect to shares owned by InBev that comprise the majority voting interest in AmBev.

In addition, FAHZ, an AmBev shareholder prior to the transaction, has the right to appoint up to four directors to our board. Accordingly, as of the latest general shareholders’ meeting held on April 12, 2005, InBev appointed eight directors to our board (six permanent members and two alternates) and FAHZ appointed three directors, in all cases for a three year term expiring in 2008. However, 9 of the 11 board members had previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction (including Messrs. Lemann, Telles and Sicupira), and two were previously affiliated with Interbrew. In addition, on March 7, 2006 one board member with previous affiliation with Interbrew resigned and was substituted by the Chief Executive Officer of InBev, who was the Chief Executive Officer of AmBev prior to the AmBev-Labatt transaction. Similar proportions existed on the board of directors immediately after the AmBev-Labatt transaction. This criterion indicates that AmBev is the accounting acquirer.

(iii)  The third criterion indicates AmBev is the accounting acquirer because the senior management of AmBev subsequent to the transaction is substantially the same as that of AmBev prior to the transactions. As mentioned above, 10 of our 11 board members have previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction. In addition, 9 of 11 members of our senior executive management were affiliated with AmBev prior to the AmBev-Labatt transactions.

(iv) A premium was paid to the former shareholders of AmBev as measured by the fair value of the AmBev shares prior to the transaction compared to the consideration received.

This criterion indicates that Labatt is the accounting acquirer.

Based on consideration of each of the various factors, the Company concluded that the preponderance of the evidence indicates that AmBev was the accounting acquirer of Labatt.

The purchase consideration of R$14,243.8 was determined based on the fair value of the shares issued by AmBev at March 3, 2005 which was considered to be the measurement date for this transaction.

Goodwill arising from the acquisition of Labatt under US GAAP totaled R$12,950.5 and will be tested for impairment on an annual basis or whenever events or circumstances indicates that a goodwill impairment test is necessary.

The following fair value adjustments were made to the US GAAP book value of Labatt’s net assets:

August 27, 2004

Book value of our interest in Labatt	477.7
Allocation of fair value:
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

Registered trademarks are not subject to amortization and contractual agreements have a useful life of 100 years.

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2004 and 2003, in accordance with accounting principles generally accepted in the United States, as if the Labatt acquisition had been completed at the beginning of each period. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

	2004	2003

	(Unaudited)	(Unaudited)
Net sales	12,380.5	12,330.2
Operating income	3,605.4	3,021.9
Net income	1,761.8	2,308.0
Net earnings per thousand AmBev shares (R$ ):
Basic:
Common	35.37	53.91
Preferred	38.90	59.30
Diluted:
Common	35.17	53.50
Preferred	38.69	58.85

•	The Quinsa transaction

Under Brazilian GAAP, the acquisition of Quinsa generated goodwill of R$ 1,029.9, arising from the difference between total consideration paid and assets contributed (shares of Linthal S.A.), and the book value of net assets acquired, which was attributed to expected future profitability, to be amortized over ten years.

Under US GAAP, we compared the total purchase consideration of R$ 1,950.2 , comprised of: (i) cash paid totaling R$ 1,672.7; (ii) the fair value of our assets contributed to Quinsa of R$ 191.5 ; (iii) the fair value of the put option granted to BAC of R$ 69.0; and (iv) other costs associated to the acquisition totaling R$ 17.0 with the fair value of the net assets acquired of R$ 830.9 and the fair value of the call option received from BAC of R$ 68.1, resulting in goodwill of R$ 1,051.2. We reviewed our purchase accounting of Quinsa during 2004, and, as a result, our goodwill was increased by R$ 92.2. The measurement date of January 31, 2003 was used for purposes of determining the fair value of assets contributed.

The following fair value adjustments were made to the US GAAP book value of Quinsa’s net assets:

January 31, 2003

Book value of our interest in Quinsa	585.1
Property, plant and equipment	536.2
Intangible assets not previously recognized	153.6
Reversal of goodwill from previous acquisitions	(317.4)
Deferred tax effect on fair value adjustments	(126.6)

Fair value of investment in Quinsa	830.9

The put option granted is recognized at fair value in our balance sheet as a non-current liability with changes in fair value, totaling R$ 253.9 in 2005 (R$ 130.3 in 2004), recognized in income as Financial expenses under US GAAP. The call option is recorded at cost and was tested for impairment at December 31, 2005. No impairment charge was recognized.

During 2005, Quinsa acquired from BAC 5.32% equity interest in QIB, resulting in a goodwill under Brazilian GAAP, as mentioned in note 2 (ab). Under US GAAP, as BAC is one of the controlling shareholders of Quinsa, the difference between the purchase price paid and the US GAAP book value of BAC's investment in QIB was considered analogous to a dividend payment to BAC and thus reduced Quinsa's equity under US GAAP.

Consistent with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investment in Common Stock, the carrying value of our investments in Quinsa was tested for impairment by comparing it to the December 31, 2005 market value of Quinsa’s ADRs. No impairment charge was recognized.

•	The Antarctica transaction

Under Brazilian GAAP, the transaction was treated as a merger (similar to a pooling-of-interest under US GAAP) whereby the controlling shareholders of Brahma and Antarctica each contributed their shares at the Brazilian GAAP book values of their corresponding net assets.

Under Brazilian GAAP, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination of R$ 815.6. This goodwill was attributed to property, plant and equipment (R$ 144.6) and future profitability (R$ 671.0) and will be amortized over the useful lives of the property, plant and equipment, and in the case of future profitability, over 10 years.

Under US GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, Business Combinations, in which Brahma was the accounting acquirer.

The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets (US$130.1 million) and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of ten years, the fair value allocated to trademarks is being depreciated over 40 years, the distribution network over 30 years and the software over five years.

During 2005, the Company merged the net assets of its subsidiary CBB at book value as mentioned in note 1 (b) (ii). As a result, the goodwill originally recorded at AmBev for Brazillian GAAP, attributed to property, plant and equipment fair value excess and expectation of future profitability was alocated to tangible and intangible assets, respectively. As a result, there was a reclassification of the amortization adjustment from goodwill to tangible and deferred charges.

•	Roll-up of Brahma minorities

At Brahma’s Extraordinary Shareholders’ meeting on September 14, 2000, Brahma’s common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev.

The adjustment of R$ 149.9 to shareholders’ equity for all periods presented relates to the reversal of the negative goodwill under Brazilian GAAP.

•	Other acquisitions

Under Brazilian GAAP we acquired Embodom during 2004 with a goodwill of R$ 214.5, based on future profitability, to be amortized over ten years.

As mentioned in note 1 (iv), during 2005 the goodwill balance was reduced by R$ 17.7 due to the recalculation of accumulated depreciation and by the amount of R$ 13.6 as a result of the sale by Embodom of the Red Rock soft drink.

Under US GAAP, no additional adjustment was made. We will test our goodwill for impairment periodically. As the adjustment of depreciation mentioned in the preceding paragraph refers to an opening balance sheet adjustment, which was recorded under Brazilian GAAP in a period over one year, this amount was recorded in income for US GAAP purposes.

Under Brazilian GAAP we acquired Cervesursa in 2003 with a negative goodwill of R$ 18.5, based on expectations of future losses, to be amortized over ten years.

Under US GAAP, we recorded a write-off of Cervesursa’s property and equipment in the amount of R$ 18.5.

A number of acquisitions in prior years were treated differently under Brazilian GAAP compared to US GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting.

For US GAAP reconciliation purposes, additional credits of R$ 30.8 were recognized in income under US GAAP in the year ended December 31, 2005 (R$ 21.8 in 2004 and R$ 24.5 in 2003).

(vi)	FAHZ net assets

FAHZ is a legally distinct entity for statutory purposes in Brazil. Under Brazilian GAAP, AmBev does not include the assets of FAHZ in its financial statements.

For US GAAP purposes, the net assets of FAHZ, excluding the actuarial liability detailed below (see item vii), and its operating expenses, are included in the determination of shareholders’ equity and net income under US GAAP of AmBev because such assets are not considered to be plan assets as defined by SFAS No. 106, Employers’ Accounting for Post-retirement Benefits Other than Pensions since they are not segregated and restricted between active and retired employees. The cash and cash equivalents of the FAHZ are presented as Restricted cash in the US GAAP condensed consolidated balance sheet. A substantial portion of the assets is represented by shares in AmBev and has been reflected as treasury shares, thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

The net assets and results of operations, after elimination adjustments of FAHZ as of and for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004	2003

Current assets:
Restricted cash	239.8	271.4	279.5
Other	8.0	13.1	11.5
Property and equipment	101.3	87.1	76.9
Other assets	2.3	2.3	3.8
Current liabilities	(3.1)	(8.2)	(4.3)
Non-current liabilities	(55.4)	(32.1)	(24.5)

Net assets	292.9	333.6	342.9

Operating expenses	(98.8)	(92.5)	(79.4)
Loss from operations	(54.4)	(84.0)	(72.8)

Net loss	(44.4)	(34.0)	(16.7)

(vii)	Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 became effective for financial statements ended December 31, 2001. As permitted by the Standard, the transitional gain or loss (being the difference between the plan net assets and the projected benefit obligation - PBO) at that date was fully recognized as a direct credit to retained earnings.

Under US GAAP, SFAS No. 87, Employer’s Accounting for Pensions, and SFAS No. 106 are effective for fiscal years beginning after 1988 and 1992, respectively. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with these standards and therefore result in deferral differences. Through 1997, these amounts were treated as non-monetary and were indexed for inflation.

Under Brazilian GAAP, the Company does not record the liability related to medical, dental, educational and social assistance provided by FAHZ, as they are considered legally separate entities and under current welfare foundation regulation, the surplus of assets over liabilities of FAHZ at December 31, 2005 cannot be returned to the Company. Under US GAAP those liabilities are recorded as post-retirement benefits. FAHZ provides such benefits to current and retired employees of AmBev in Brazil and their beneficiaries and covered dependents (approximately 47,800 beneficiaries and dependents at December 31, 2005 and 45,000 in 2004).

Plan assets include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Based on the actuarial review of the defined benefit plan which had been closed to new participants, net assets at December 31, 2005 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2005 a valuation allowance of R$ 240.2 against the plan assets (R$ 195.2 in 2004). This allowance impacts the determination of the pension charge/benefit.

Under US GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowance against a pension asset is not appropriate. Accordingly, the valuation allowance was reversed and included in the actuarial gain or loss calculation for purposes of reconciliation to US GAAP.

Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheets and statements of operations as of and for the years ended December 31, 2005 and 2004 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer’s Disclosures about Pensions and other Post-retirement Benefits, are as follows:

	Pension benefits		Benefits other than pension

	2005	2004	2005	2004

Change in benefit obligation:
Projected benefit obligation:
At beginning of year	2,602.0	360.7	632.8	338.5
Acquisition of Labatt	—	2,042.0	—	223.2
Plan participant’s contribution	4.8	1.5	—	—
Service cost	30.9	14.3	4.7	1.6
Interest cost	162.4	86.4	61.4	46.7
Net increase in notional account balance	0.1	—	—	—
Prior service cost	—	—	—	—
Actuarial loss	214.1	149.7	90.5	57.2
Translation loss	(196.6)	(32.4)	(21.3)	(3.5)
Gross benefits paid	(157.0)	(68.5)	(42.4)	(30.9)
Special termination benefits	34.8	42.0	—	—
Curtailments	(7.9)	2.9	0.7	—
Amendments	15.1	3.4	—	—

Projected benefit obligation at end of year	2,702.7	2,602.0	726.4	632.8

Accumulated benefit obligation	2,632.8	2,530.9

	Pension benefits		Benefits other than pension

	2005	2004	2005	2004

Change in plan assets
Fair value of plan assets
At beginning of year	2,230.9	501.6	—	—
Acquisition of Labatt	—	1,513.4	—	—
Actual return on plan assets	243.9	282.7	—	—
Employer contributions	137.5	69.6	10.6	4.0
Employee contributions	5.6	6.1	—	—
Actuarial loss (gain)	37.6	27.5	—	—
Translation loss	(142.1)	(24.0)	—	—
Gross benefits paid	(157.0)	(146.0)	(10.6)	(4.0)

Fair value of plan assets at end of year	2,356.4	2,230.9	—	—

Funded status at end of year	(346.3)	(371.1)	(726.4)	(632.8)
Unrecognized net actuarial (gain) loss	54.4	(83.7)	303.6	223.6
Unrecognized prior service cost	37.0	28.5	—	—
Unrecognized net transition obligation	—	—	11.5	13.1

Net amount recognized at end of year	(254.9)	(426.3)	(411.3)	(396.1)
Short-term	(221.3)	—	(12.4)	—
Long-term	(241.1)	(442.5)	(398.9)	(396.1)
Intangible assets	13.7	—	—	—
Other comprehensive income	193.8	16.2	—	—
Net amount recognized at end of year	(254.9)	(426.3)	(411.3)	(396.1)

The charge in the statement of operations is comprised as follows:

	Pension benefits			Benefits other than pension

	2005	2004	2003	2005	2004	2003

Components of net periodic benefit cost
Service cost	30.9	14.3	3.1	4.8	1.6	—
Interest cost	162.4	86.4	45.0	61.4	46.7	33.5
Expected return on assets	(212.8)	(113.0)	(80.1)	—	—	—
Amortization of:
Transition obligation (asset)		0.2	0.6	1.5	1.5	1.5
Prior service cost	6.6	4.9	4.9	—	—	—
Actuarial (gain) loss	(8.1)	(2.5)	(5.6)	9.0	7.5	4.1
Employee contributions	(0.7)	(0.8)	(0.9)	—	—	—
Termination benefits	34.8	42.0	—	—	—	—
Settlement	0.8	—	—	0.7	—	—
Curtailment cost	—	2.9	—	—	—	—

Total net periodic benefit cost (benefit)	13.9	34.4	(33.0)	77.4	57.3	39.1

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

	One-percentage-point increase			One-percentage-point decrease

AmBev and Labatt’s Plans	2005	2004	2003	2005	2004	2003

Sensitivity of retiree welfare results
On total service and interest cost components	5.1/3.6	5.2/1.3	4.5	(4.4)/(3.0)	(4.4)/(1.0)	(3.8)
On post-retirement benefit obligation	43.2/47.9	40.0/12.8	35.1	(36.9)/(41.4)	(34.1)/(11.3)	(29.7)

Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 117.4 in 2005, R$ 95.8 in 2004 and R$ 77.1 in 2003.

Under US GAAP we recognized an additional pension plan asset of R$ 140.0 in 2005, R$ 91.8 in 2004 and R$ 66.3 in 2003, respectively.

AmBev’s pension plan weighted-average assets allocation at December 31, 2005 and 2004, by asset category, is as follows:

	Labatt				AmBev

	Quebec Plan	National and salaried Plans	Quebec Plan	National and salaried Plans

	2005	2005	2004	2004	2005	2004

Fixed Income	40%	35%	41%	36%	78%	62%
Real estate	—	—	—	—	5%	5%
Equity securities	60%	65%	59%	64%	17%	33%

Total	100%	100%	100%	100%	100%	100%

The Company’s investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to conduct a review of its assets allocation strategy every year.

Included within the fair value of the IAPP plan assets as of December 31, 2005 are 9.595 thousand of our preferred shares and 1.919 thousand of our common shares with a total fair value at December 31, 2005 of R$ 10.1 (R$ 128.4 in 2004).

Assumptions applied were as follows:

(i)	Weighted average assumptions to determine benefit obligations for years ended December 31, 2005 and 2004:

	Labatt				AmBev

	Pension benefits		Benefits other than pension		Pension benefits		Benefits other than pension

	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.0%	5.7%	5.0%	5.7%	10.8%	10.9%	10.8%	10.9%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	4.1%	4.1%	4.1%	4.1%
Rate of compensation increase	3.0%	3.0%	—	—	7.2%	7.3%	—	—
Health care cost trend on covered charges	—	—	9.5%	10.0%	—	—	7.1%	7.3%

(ii)	Weighted average assumptions to determine net periodic benefit cost for years ended December 31, 2005 and 2004:

	Labatt				AmBev

	Pension benefits		Benefits other than pension		Pension benefits		Benefits other than pension

	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.7%	6.2%	5.7%	6.2%	10.8%	10.9%	10.8%	10.9%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	4.1%	4.1%	4.1%	4.1%
Expected return long-term rate of return on plan assets (i)	8.0%	8.0%	—	—	14.9%	15.0%	—	—
Rate of compensation increase	3.0%	3.0%	—	—	7.2%	7.3%	—	—
Health care cost trend on covered charges	—	—	9.5%	10.0%	7.2%	—	7.2%	7.3%

(i)	The overall expected long-term rate of return on assets was calculated based on the contractual rates (fixed income and real state) or historical return for equity securities.

Expected cash flows:

Information about the expected benefit payments for the Company’s defined benefit plan and other post-retirement benefits is as follows:

	AmBev’s Plans

	Labatt’s plans	Pension Benefits	Benefits other than pension	Total

2006	115.3	33.1	35.3	183.7
2007	120.1	32.9	37.4	190.4
2008	124.9	31.6	39.2	195.7
2009	130.3	32.4	40.9	203.6
2010	135.8	32.1	42.6	210.5
2011-2015	751.1	153.2	234.6	1,138.9

	1,377.5	315.3	430.0	2,122.8

The Company's contributions expected to be paid during the year end December 31, 2006 is R$ 307.0

(iii)	Earnings per share

Under Brazilian GAAP, earnings per share are calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under US GAAP, because the preferred and common shareholders have different voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128, Earnings per Share which provides computation, presentation and disclosure requirements for earnings per share. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

The inclusion of the net assets of FAHZ has had the effect of reducing the number of outstanding shares.

For purposes of computing diluted earnings per share, stock granted in the stock ownership plan and stock warrants are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

Earnings per share for the periods ended December 31, 2004 and 2003 have been calculated giving retroactive effect for the share dividend distribution of 1 common share for each 5 common or preferred shares held which was paid on May 31, 2005.

	2005			2004			2003

Under US GAAP	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator:
Actual dividends declared	1,296.5	986.2	2,282.7	307.9	250.5	558.3	535.2	413.6	948.8
Basic allocated undistributed earnings	322.4	245.1	567.5	459.7	374.0	833.7	417.7	322.9	740.6

Allocated net income available for common and preferred shareholders	1,618.9	1,231.3	2,850.2	767.6	624.4	1,392.0	952.9	736.5	1,689.4

Basic denominator (in thousand of shares):
Weighted average shares - AmBev	30,970,863	29,909,181	60,880,045	25,375,493	26,139,315	51,514,808	22,371,249	22,421,904	44,793,153
Weighted average shares held by FAHZ	(395,898)	(4,324,925)	(4,720,823)	(405,072)	(3,794,205)	(4,199,277)	(419,053)	(3,757,548)	(4,176,601)

Weighted average outstanding shares, net	30,574,965	25,584,256	56,159,222	24,970,421	22,345,110	47,315,531	21,952,196	18,664,356	40,616,552

Basic earnings per thousand shares - US GAAP (*) (whole reais) - R$	52.95	48.13		30.74	27.94		43.41	39.46

Diluted numerator:
Actual dividends declared	1,298.8	983.9	2,282.7	308.8	249.5	558.3	537.2	411.6	948.8
Diluted allocated undistributed earnings	322.9	244.6	567.5	461.1	372.6	833.7	419.3	321.3	740.6

Allocated net income available for common and preferred shareholders	1,621.7	1,228.5	2,850.2	769.9	622.1	1,392.0	956.5	732.9	1,689.4

Diluted denominator:
Stock ownership plan	124,370		124,370	216,156		216,156	250,579		250,579

Diluted weighted average shares (in thousands)	30,699,336	25,584,256	56,283,592	25,186,577	22,388,341	47,574,918	22,202,775	18,714,472	40.917,247

Diluted earnings per thousand shares - US GAAP (*) (whole reais) - R$	52.82	48.02		30.57	27.79		43.08	39.16

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

(ix)	Foreign exchange gain (loss) from translation of foreign subsidiaries

Under Brazilian GAAP, gains or losses arising from the translation of our foreign subsidiaries for purposes of consolidation are recorded in income.

Under US GAAP, we record these gains or losses directly in our shareholders’ equity as cumulative translation adjustments, a component of other comprehensive income.

(x)	Income taxes

Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. In addition, deferred income taxes are presented gross rather than being netted.

Under US GAAP, deferred income taxes are recognized on all temporary tax differences. Valuation allowances are established when it is not more likely than not that tax losses will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted rather than presented gross.

As discussed in Note 18 (i)(b), as part of the 1997 Pepsi transaction we acquired the conditional right to certain tax related assets. As we had not utilized the assets within the period which expired on October 21, 2002, any future benefit from these assets accrues entirely to AmBev.

We recorded these tax credits during 2003 for purposes of Brazilian GAAP, under the most stringent probability tests and CVM regulations. Under US GAAP, we recorded this tax benefit in 2002 as recovery was then considered to be more likely than not.

(xi)	Provision for dividends and interest attributable to own capital

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for it in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are tax-deductible and are presented as a deduction from shareholders’ equity.

Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting, such dividends should not be considered as declared at the balance sheet date and therefore should not be accrued. However, interim dividends paid or interest credited to shareholders as interest attributable to shareholders’ equity under Brazilian legislation should be considered as declared for US GAAP purposes.

At December 31, 2005 the provision of R$ 9.8 (R$ 992.9 in 2004 and R$ 280.2 in 2003) for proposed dividends was reversed under US GAAP.

(xii)	Stock ownership plan

Under Brazilian GAAP, the rights to acquire AmBev’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock in the amount of the purchase price.

Under US GAAP, in accordance with APB 25, Accounting for Stock Issued to Employees, the rights to acquire AmBev’s shares granted under the stock ownership plan are deemed to give rise to compensation expense to the extent of the excess market price of the shares over the purchase price to employees, officers and directors. Unearned compensation expense is calculated at the end of each year using the expected number of awards outstanding. These awards are multiplied by the year-end market price less the employees’ expected share price. The incremental change in compensation cost is then amortized as a charge to expense over the periods in which the employees perform the related services; such periods normally include a vesting period.

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

For reconciliation purposes, additional charges were recognized under US GAAP in the amounts of R$85.6 in 2005, R$14.3 in 2004 and R$32.0 in 2003.

(xiii)	Advances to employees for purchase of shares

Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and interest accrued is credited to income.

Under US GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders’ equity.

For reconciliation purposes, shareholders’ equity is reduced under US GAAP by R$114.9 in 2005, R$175.2 in 2004 and R$234.7 in 2003.

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

For purposes of the reconciliation, we have recorded unrealized gain totaling R$11.0 in income under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2005 (Unrealized (losses) gains of R$(199.0) in 2004 and R$153.8 in 2003).

(xv)	Short-term investments

Under Brazilian GAAP, short-term investments are recorded at the balance sheet dates at the lower of cost plus interest and market value.

For US GAAP purposes, our short-term investments in debt securities are classified under guidance of SFAS No.115 Accounting for Certain Investments in Debt and Equity Securities as either trading securities or available for sale securities.

Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in income. During 2005, we recorded the amount of R$2.6.

Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders’ equity as Other comprehensive income (loss). At December 31, 2005, the amount of R$0.5 was recorded in Other comprehensive income as Unrealized gain from available-for-sale debt securities (R$17.7 in 2004).

(xvi)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP.

We have recast our statement of operations under the Brazilian GAAP to present a condensed statement of operations in accordance with US GAAP (Note 23(d)(ii)).

We have also incorporated the net income (loss) differences between Brazilian GAAP and US GAAP (Note 23 (b)(i)) in the statement of operations in accordance with US GAAP. The reclassifications are summarized as follows:

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

•	Under Brazilian GAAP, certain credits arising from sales tax are recorded in operating income. Under US GAAP these credits are adjusted against net sales, as sales tax deduction.

•

Under Brazilian GAAP, charges arising from provision for contingencies are presented in a single line item in operating expense. Under US GAAP, provisions for contingencies are recorded in the statement of operations based on the type of contingency.

•

Under Brazilian GAAP, jointly controlled entities must be consolidated using the proportionate consolidation method. Proportionate consolidation requires that the share of the assets, liabilities, income and expenses to be combined on a line-by-line basis with similar items in the Company’s financial statements. Under US GAAP, jointly controlled entities are recorded under the equity method. The prorated accounts of our jointly controlled affiliates have not been combined in the US GAAP condensed consolidated balance sheet and statements of operations.

•

Under Brazilian GAAP, shipping and handling costs, representing R$499.9, R$409.2 and R$324.1, for the years ended December 31, 2005, 2004, and 2003, respectively, are expensed as incurred and classified as selling expenses in the statement of operations. Under US GAAP, pursuant to the requirements of Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

•

In order to obtain more prominent and accessible shelf space for its products, AmBev pays distributors and retailers to place our products in premium positions. The Company also pays bonuses and gives discounts to increase sales, normally processed in the form of cash payments. Under Brazilian GAAP, these costs are classified as selling and marketing expenses. Under US GAAP, pursuant to EITF 01-09 these costs are reclassified reducing net revenues.

•

Under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate price and foreign exchange risks on purchase of raw material, designated as hedge instruments are deferred and recognized in the statement of operations as Cost of sales upon realization. For US GAAP, as these instruments do not meet the qualifying criteria for hedge accounting under SFAS No. 133 for the years ended December 31, 2004 and 2003, gains or losses, due to changes in fair value of swaps, were recorded as Financial income or Financial expense. The total amount reclassified were R$14.0 and R$82.3, for the years ended December 31, 2004 and 2003, respectively.

(xvii)	Classification of balance sheet items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have eliminated the effects of the proportionate consolidation of our investment in Quinsa and certain other affiliates and reflected our investment in these affiliates on a single line item (Investment in affiliates) in the recast balance sheet under US GAAP.

We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 23 (d)(i)). The reclassifications are summarized as follows:

	•	Under US GAAP certain deferred charges were reclassified to property, plant and equipment, according to their nature.

	•	Under US GAAP certain property, plant and equipment were reclassified to intangible assets, according to their nature.

•

Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or long-term based on the classification of the underlying temporary difference.

•

Under Brazilian GAAP, the remaining amount of goodwill, originally recorded by InBev Brasil as mentioned in note 1 (I), correspondent to the future tax benefit in accordance with the applicable tax legislation in Brazil, was recorded as deferred charges. Under US GAAP the total tax benefit at December 31, 2005 amounting to R$ 2,684.5 was reclassified to deferred tax asset.

b)	Reconciliation of the differences between Brazilian GAAP and US GAAP

	(i)	Net income

	Ref. Note 23(a)	2005	2004	2003

Net income under Brazilian GAAP		1,545.7	1,161.5	1,411.6
Depreciation of additional indexation of property and equipment from 1995 to 1997	(i)	(10.4)	(9.6)	(10.8)
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii)	(8.4)	(6.2)	(10.7)
Capitalized interest, net of amortization	(iii)	(0.7)	3.3	(0.5)
Deferred charges, net of amortization	(iv)	43.9	(5.7)	36.4
Business combination adjustments	(v)	1,212.3	569.5	103.5
FAHZ net assets	(vi)	(44.4)	(34.0)	(16.7)
Pension plan	(vii)	48.2	25.5	33.5
Other post-retirement benefits	(vii)	(21.6)	(18.7)	2.6
Foreign exchange gain (loss) from translation of foreign subsidiaries	(ix)	60.1	(245.2)	52.6
Recognition of Pepsi tax assets	(x)	—	—	(148.0)
Compensation expense from employee stock ownership plan	(xii)	(85.6)	(14.3)	(32.0)
Fair value adjustment on derivative instruments	(xiv)	11.0	(199.0)	153.8
Fair value adjustment on trading securities	(xv)	2.6	(6.5)	6.5
Realized gains from sale of available-for-sale securities		—	43.7	—
Minority interest on adjustments above		8.7	—	4.8
Tax incentive		57.9	—	—
Deferred income tax on adjustments above		30.9	127.7	102.8

Net income under US GAAP		2,850.2	1,392.0	1,689.4

(ii)	Shareholders’ equity

	Ref. Note 23(a)	2005	2004	2003

Shareholders’ equity under Brazilian GAAP		19,867.3	16,995.9	4,308.2
Additional indexation of property and equipment from 1995 to 1997, net	(i)	100.0	110.4	120.1
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii)	(21.4)	(13.0)	(116.0)
Capitalized interest, net of amortization	(iii)	10.2	10.9	7.6
Reversal of deferred charges	(iv)	(100.1)	(143.9)	(138.2)
Business combination adjustments	(v)	296.6	(414.8)	(255.1)
FAHZ net assets	(vi)	292.9	333.6	342.9
Pension plan	(vii)	140.0	91.8	66.3
Other post-retirement benefits	(vii)	(117.4)	(95.8)	(77.1)
Reversal of dividends not yet declared	(xi)	9.8	992.9	280.2
Advances to employees for purchase of shares	(xiii)	(114.9)	(175.2)	(234.7)
Fair value adjustment on derivative instruments	(xiv)	14.4	3.4	158.7
Unrealized loss on derivative instruments	(xv)	(34.4)	—	—
Unrealized gain on available for sale securities	(xv)	17.2	17.7	43.7
Fair value adjustment on trading securities		2.6	—	6.5
Minority interest on adjustments above		8.7	—	—
Deferred income tax on adjustments above		49.1	6.4	(130.2)

Shareholders’ equity under US GAAP		20,420.6	17,720.3	4,382.9

c)	US GAAP supplementary information

	(i)	Property, plant and equipment

	2005	2004

Property, plant and equipment	9,604.4	11,375.0
Accumulated depreciation	(5,354.6)	(6,877.1)

Property, plant and equipment, net	4,249.4	4,497.9

(ii)	Recent US GAAP accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43. The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of "so abnormal" and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, (FAS-123R). This statement replaces FAS-123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FAS-95, Statement of Cash Flows. FAS-123R requires companies to apply a fair-value-based measurement method in accounting for shared-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. The scope of FAS-123R encompasses a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R will be effective for the Company’s fiscal year ending December 31, 2007 The Company is currently evaluating the effect that FAS-123R will have on its financial position and results of operations.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected.

In November 2005, the FASB issued FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor's proportionate share of the investee's other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

(iv)	Additional information - stock ownership plan

	2005	2004

Range of purchase prices for outstanding awards	96.19 - 568.65	70.93 - 568.65

Weighted average market price per share (based on quoted market value at date of grant) for awards granted during the year	—	670.17

Weighted average exercise price of awards granted in the year	—	568.65

Weighted average grant-date intrinsic value of awards granted during year (difference between quoted market price and purchase price)	—	101.52

Weighted average purchase prices
At beginning of year	431.03	421.09
Granted	—	568.65
Exercised	380.13	289.75
Forfeited	471.37	431.20

At end of year	509.57	431.03

Outstanding and exercisable

	Number of shares (thousands)			Weighted average purchase prices (*)

Range of 2003 purchase prices (*)	2005	2004	2003	2005	2004	2003

70.93 - 96.18	—	9,955	16,420	—	94.34	91.21
96.19 - 139.24	642	5,573	8,100	122.97	139.24	139.24
139.25 - 196.93	—	16,466	23,997	—	184.62	184.62
196.94 - 226.74	13,503	79,584	97,094	204.03	96.12	212.94
226.75 - 477.30	—	159,123	194,652	—	474.53	474.05
477.31 - 494.87	8,584	371,335	393,426	489.03	480.13	480.25
494.88 - 568.65	342,371	9,000	—	522.86	568.65	—

	365,100	651,036	733,689	509.57	431.03	421.09

(*)	Expressed in whole reais - R$.

(v)	Pro forma fair value effects of stock ownership plan

We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

	2005	2004	2003

Net income - US GAAP	2,850.2	1,392.0	1,689.4
(+) Compensation cost under APB 25	85.5	14.2	32.0
(-) Compensation cost under SFAS No. 123	(26.5)	(27.4)	(57.4)

	2,909.2	1,378.8	1,664.0

Earnings per thousand shares - pro forma
(whole reais) - R$:
Basic:
Preferred	54.04	30.45	42.75
Common	49.13	27.68	38.87
Diluted:
Preferred	53.92	30.28	42.43
Common	49.02	27.52	38.57

These pro forma results are not necessarily indicative of future amounts.

During 2005, no awards have been granted. The fair value of each award granted in 2004 and 2003 was estimated on the date of grant using the Black - Scholes pricing model with the following weighted average assumptions used for grants, respectively: dividend yield - 1.21% and 3.0%, expected volatility - 32% and 33%, risk-free interest rate-nominal terms -16.4% and 18.7% and expected lives of three years for all periods.

	2005	2004	2003

Fair value of awards granted in the year measured using the Black & Scholes pricing model (R$per thousand shares)	—	307.7	337.8

Total fair value of awards granted in the year	—	2.8	130.4

d)	US GAAP condensed financial information

Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders’ equity under US GAAP have been recast in condensed format as follows:

	(i)	Condensed balance sheets under US GAAP

	2005	2004

Assets
Current assets:
Cash and cash equivalents	620.0	1,092.4
Restricted cash	256.1	274.8
Short term investments	242.7	212.1
Trade accounts receivable, net	1,289.3	1,292.0
Recoverable tax	518.2	650.1
Inventories	1,018.9	1,091.4
Other	628.7	602.3

	4,573.9	5,215.1

Investments:
Investment in affiliates, including goodwill	1,729.0	1,711.4
Other	146.0	101.8

	1,875.0	1,813.2

Intangible assets
Goodwill	13,467.7	13,475.2
Other intangible assets	5,379.4	5,861.0

	18,847.1	19,336.2

Property, plant and equipment, net	4,249.4	4,497.9
Other assets:
Recoverable sales and income tax	130.8	134.2
Deferred income tax	4,668.7	2,095.8
Prepaid pension cost	112.0	112.4
Restricted deposits for legal proceedings	480.7	407.1
Assets held for sale	104.2	113.3
Other	302.6	221.2

Total assets	35,344.4	33,946.4

	2005	2004

Liabilities and shareholders’ equity
Current liabilities:
Suppliers	1,255.4	801.0
Taxes on income payable	89.8	609.7
Other taxes payable	1,162.8	1,148.2
Short-term debt	859.7	3,052.1
Current portion of long-term debt	211.1	216.1
Other	1,114.4	1,423.7

	4,693.2	7,250.8

Long-term liabilities:
Long-term debt	5,421.7	4,000.5
Accrued liability for contingencies	1,151.1	1,246.1
Sales tax deferrals	352.6	275.7
Post-retirement benefits	1,060.8	1,340.7
Other	2,196.2	1,993.0

	10,182.4	8,856.0

Minority interest	48.2	119.3

Shareholders’ equity	20,420.6	17,720.3

Total liabilities and shareholders’ equity	35,344.4	33,946.4

(ii)	Condensed statements of operations under US GAAP

	2005	2004	2003

Net sales	14,836.7	10,936.7	7,929.4
Cost of sales	(5,813.6)	(4,775.1)	(3,997.1)

Gross profit	9,023.1	6,161.6	3,932.3

Operating income (expenses):
Selling and marketing	(2,723.5)	(1,821.1)	(989.7)
General and administrative	(1,923.3)	(1,278.6)	(790.4)
Other operating expense, net	272.9	(82.3)	(114.0)

Operating income	4,649.2	2,979.6	2,038.2

Non-operating income (expenses)	(183.8)	(994.8)	86.8
Financial income (expenses), net	(1,210.7)	(415.7)	(101.8)
Other non-operating expense, net	(1,394.5)	(1,410.5)	(15.0)

Income before income tax, equity in affiliates and minority interest	3,254.7	1,569.1	2,023.2
Income tax benefit (expense):
Current	(691.8)	(230.9)	(652.3)
Deferred	74.6	(24.9)	153.1

	(617.2)	(255.8)	(499.2)
Income before equity in affiliates and minority interest	2,637.5	1,313.3	1,524.0

Equity in earnings of affiliates	170.8	68.1	155.8
Minority interest	41.9	10.6	9.6

Net income	2,850.2	1,392.0	1,689.4

(iii)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the components of the comprehensive income are (i) the adjustment related to the gains and losses arising on the translation to Brazilian reais of the financial statements of foreign subsidiaries upon consolidation, and (ii) unrealized gains on available for sale securities, net of tax.

	2005	2004	2003

Net income	2,850.2	1,392.0	1,689.4

Unrealized gains on available for sale securities, net of tax	(0.3)	(17.2)	28.8
Unrealized loss on derivative instruments, net of tax	(22.8)	—	—
Foreign exchange gain (loss) from translation of foreign subsidiaries	(561.0)	(177.5)	(216.4)
Other comprehensive income	(584.1)	(194.7)	(187.6)

Comprehensive income	2,266.1	1,197.3	1,501.8

(iv)	Condensed statement of changes in shareholders’ equity under US GAAP

	2005	2004	2003

At beginning of the year	17,720.3	4,382.9	3,960.6
Capital increase	1,920.7	14,261.8	77.4
Treasury shares acquired	(515.2)	(1,639.6)	(330.7)
Transfer/Cancel shares	1,165.6	—	—
Additional paid-in capital	85.5	14.2	32.5
Premium received on sale of options	—	2.5	—
Repayments (advances) to employees for purchase of shares	60.3	59.5	90.1
Other comprehensive income	(584.1)	(194.7)	(187.6)
Net income	2,850.2	1,392.0	1,689.4
Dividends and interest attributed to shareholders’ equity declared	(2,282.7)	(558.3)	(948.8)

At end of the year	20,420.6	17,720.3	4,382.9

24.	SEGMENT REPORTING

Under Brazilian GAAP, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or hold assets, and major customers. AmBev’s business is comprised of four main segments: AmBev Brazil (divided into Brazil beer, Brazil carbonated soft drinks and non-alcoholic non-carbonated (NANC) beverages, and Brazil other products, Hispanic Latin America operations excluding Quinsa - HILA-Ex, Quinsa and North America (Labatt). We have reclassified prior periods to disclose our NANC segment together with our Carbonated soft drinks segment.

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

	2005	2004	2003

Net sales:
Beer	8,119.1	6,907.4	6,114.6
Carbonated soft drinks and NANC	1,648.7	1,462.8	1,332.1
Other	135.0	155.7	191.0

AmBev Brazil	9,902.8	8,525.9	7,637.7
Quinsa	1,299.9	1,153.0	773.7
HILA - Ex	780.4	769.1	272.4
North America	3,975.5	1,558.8	—

Total consolidated	15,958.6	12,006.8	8,683.8

Cost of sales:
Beer	(2,575.3)	(2,467.0)	(2,503.6)
Carbonated soft drinks and NANC	(851.7)	(820.5)	(887.3)
Other	(61.9)	(81.1)	(118.6)

AmBev Brazil	(3,488.9)	(3,368.6)	(3,509.5)
Quinsa	(536.7)	(510.3)	(387.3)
HILA - Ex	(416.4)	(399.2)	(147.5)
North America	(1,300.3)	(502.4)	—

Total consolidated	(5,742.3)	(4,780.5)	(4,044.2)

Selling, marketing and distribution expenses:
Beer	(1,516.1)	(1,354.4)	(1,014.4)
Carbonated soft drinks and NANC	(289.9)	(232.4)	(218.7)

AmBev Brazil	(1,806.0)	(1,586.9)	(1,233.1)
Quinsa	(234.9)	(210.8)	(159.8)
HILA - Ex	(291.0)	(215.4)	(102.8)
North America	(1,168.0)	(438.6)	—

Total consolidated	(3,499.9)	(2,451.7)	(1,495.7)

General and administrative expenses:
Beer	(445.2)	(372.7)	(328.1)
Carbonated soft drinks and NANC	(16.4)	(14.0)	(16.2)
Other	(3.1)	(2.9)	(4.2)

AmBev Brazil	(464.7)	(389.6)	(348.5)
Quinsa	(49.4)	(50.0)	(38.4)
HILA - Ex	(92.8)	(80.2)	(30.9)
North America	(223.8)	(98.1)	—

Total consolidated	(830.7)	(617.9)	(417.9)

Depreciation and amortization expenses (*):
Beer	(507.8)	(330.7)	(339.1)
Carbonated soft drinks and NANC	(163.8)	(109.5)	(16.7)
Other	—	—	(4.1)

AmBev Brazil	(671.6)	(440.2)	(359.9)
Quinsa	(40.1)	(42.8)	(31.6)
HILA - Ex	(56.4)	(39.2)	(28.5)
North America	(74.9)	(19.3)	—

Total consolidated	(843.0)	(541.5)	(420.0)

Less:
Provisions for contingencies and other	(71.5)	(260.2)	(187.9)
Other operating expenses, net	(1,075.4)	(420.9)	(240.1)
Financial income (expense), net	(1,086.7)	(776.4)	93.1
Non-operating expenses, net	(234.3)	(333.9)	(100.7)
Income tax expenses, net	(845.1)	(511.8)	(426.1)
Profit sharing and contributions	(202.8)	(152.4)	(23.6)
Minority interest	16.8	(3.7)	(2.9)
Equity in results of Quinsa (proportionally consolidated)	2.0	5.6	(6.2)

Net income	1,545.7	1,161.5	1,411.6

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

	2005	2004

Total property, plant and equipment:
AmBev Brazil	2,746.4	2,590.0
Quinsa	770.4	750.1
HILA - Ex	748.2	951.5
North America	1,139.6	1,240.1

	5,404.6	5,531.7

Total segment assets:
Beer	9,129.8	7,371.7
Carbonated soft drinks and NANC	3,358.6	2,237.5
Other	709.1	786.6
Quinsa	1,818.1	942.7
HILA - Ex	1,230.0	1,744.1
North America	2,895.9	4,663.8
General corporate assets	14,351.3	15,270.1

Total assets	33,492,8	33,016.5

Total assets by location:
Brazil	27,548.8	25,665.9
Quinsa	1,818.1	942.7
HILA - Ex	1,230.0	1,744.1
North America	2,895.9	4,663.8

Total assets	33,492,8	33,016.5

(*)	Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

25.	SUBSEQUENT EVENTS

	(i)	Purchase of interest of BAC in Quinsa

On April 13, 2006 AmBev entered into an agreement with BAC pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest.

On August 8, 2006, AmBev finalized the acquisition of Quinsa’s shares held by BAC, as announced on April 13, 2006 for a purchase consideration of US$ 1.25 billion. This acquisition will increase AmBev’s interest in Quinsa from 56.72% to 91.18% and AmBev will fully consolidate Quinsa as from August 1, 2006. The Company is in the process of obtaining the necessary information in order to perform the purchase price allocation in accordance with US GAAP based on the estimated fair values of the assets acquired and liabilities assumed.

	(ii)	Sale of interest in AmBev Peru

On July 17, 2006, AmBev concluded the sale of 25% of its interest in AmBevPeru to Ransa Comercial S.A., a company of the Romero business group (“Romero Group”).

	(iii)	Public issuance of debentures

The Board of Directors approved on June 8, 2006, a public distribution of nominative, book entry, non-share convertible, subordinated debentures (“Debentures”) in the amount of up to R$2.6 billion.

The resources obtained by AmBev from the issuance of the Debentures were used as payment for the acquisition of the Quinsa shares held by BAC, in accordance with what was informed by means of a Notice to Shareholders published on April 13, 2006 (See (i) above).

Alternatively, if said resources are not employed totally or partially to this end, they will be applied towards the liquidation of short-term debt, the implementation of investment plans and the working capital of the Issuer.

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

2.10	Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee (incorporated by reference to Exhibit 2.6 to Form 20-F filed by AmBev on June 30, 2004).

3.1

Amendment to the Shareholders' Agreement of Companhia de Bebidas das Américas - AmBev dated as of March 2, 2004 among FAHZ, Braco, ECAP, AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

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

4.2

Registration Rights Agreement dated as of September 18, 2003, among CBB and Companhia de Bebidas das Américas - AmBev as Guarantor and Citigroup Global Markets (incorporated by reference to Exhibit 1.1 to Form 20-F filed by AmBev on June 30, 2004).

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

4.21

Transfer Agreement, dated August 2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L. (incorporated by reference to Exhibit 4.21 to Form 20-F filed by the Company on July 1, 2005)

4.22	License Agreement, dated March 21, 2005, between AmBev and InBev (incorporated by reference to Exhibit 4.22 to Form 20-F filed by the Company on July 1, 2005).

4.23

Letter Agreement dated April 13, 2006, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 14 to Schedule 13D relating to Quinsa, filed by AmBev on April 17, 2006).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev (incorporated by reference to Exhibit 8.1 to Form 20-F filed by the Company on July 1, 2005).

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AmBev on June 30, 2004).

11.2	Amendment to Code of Business Conduct (English-language version) (incorporated by reference to Exhibit 11.2 to Form 20-F filed by the Company on July 1, 2005)

12.1	Principal Executive Officers’ Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers' Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ Luiz Fernando Ziegler de Saint Edmond

Name:	Luiz Fernando Ziegler de Saint Edmond
Title:	Chief Executive Officer for Latin America

By:	/s/ Miguel Nuno da Mata Patricio

Name:	Miguel Nuno da Mata Patricio
Title:	Chief Executive Officer for North America

Date: August 23, 2006