Form 20-F/A
period 2005-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2007-07-05
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Subsequent to the issuance of the Company’s 2005 consolidated financial statements, the Company’s management determined that the transactions described in Note 23 (a) of our financial statements attached herein had not been correctly accounted for under US GAAP for the years ended December 31, 2004 and 2005. As a result, the reconciliation of accounting practices adopted in Brazil with accounting principles generally accepted in the United States of America and the condensed financial information prepared in accordance with US GAAP included in Note 23 have been restated. Net income under US GAAP was restated by R$(139.2) million in 2005 and R$80.7 million in 2004 and shareholders’ equity was restated by R$ 181.3 million in 2005 and R$ 156.0 million in 2005. A summary of the impact of these restatements in our US GAAP financial information originally reported is as follows:

	2005
	As Originally Reported	Restated	Effect of Change

Shareholders’ equity under US GAAP	20,420.6	20,601.9	181.3
Net income under US GAAP	2,850.2	2,711.0	(139.2)

Earnings per thousand shares - Basic
Preferred	52.95	50.36
Common	48.13	45.78

Earnings per thousand shares - Dilluted
Preferred	52.82	50.24
Common	48.02	45.68

	2004
	As Originally Reported	Restated	Effect of Change

Shareholders’ equity under US GAAP	17,720.3	17,876.3	156.0
Net income under US GAAP	1,392.0	1,472.7	80.7

Earnings per thousand shares - Basic
Preferred	30.74	32.52
Common	27.94	29.56

Earnings per thousand shares - Dilluted
Preferred	30.57	32.34
Common	27.79	29.40

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

STATEMENT OF OPERATIONS DATA

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Gross sales, before taxes, discounts and returns	28,878.7	23,297.6	17,143.5	14,279.9	13,131.0
Net sales	15,958.6	12,006.8	8,683.8	7,325.3	6,525.6
Cost of sales	(5,742.3)	(4,780.5)	(4,044.2)	(3,341.7)	(3,366.2)
Gross profit	10,216.3	7,226.3	4,639.6	3,983.6	3,159.4
Selling, General and Administrative(1)	(5,173.6)	(3,611.1)	(2,333.6)	(1,932.7)	(1,783.6)
	5,042.7	3,615.2	2,306.1	2,050.9	1,375.8
Provision for contingencies and other	(71.5)	(260.2)	(187.9)	(123.7)	(33.9)
Other operating expenses, net	(1,075.4)	(420.9)	(240.1)	199.4	152.2
Financial income	521.2	468.6	601.8	2,530.3	358.4
Financial expenses	(1,607.9)	(1,244.9)	(508.7)	(3,277.3)	(861.5)
Equity in Investees	2.0	5.6	(6.2)	—	—
Operating income(2)	2,811.1	2,163.4	1,964.9	1,379.6	991.0
Non-operating income (expense), net	(234.3)	(333.9)	(100.7)	(72.2)	2.3
Income tax benefit (expense)	(845.1)	(511.8)	(426.1)	280.6	(51.9)
Income before equity in affiliates, profit sharing and minority interest	1,731.7	1,317.6	1,438.1	1,588.0	941.4
Profit sharing and contributions	(202.8)	(152.4)	(23.6)	(125.1)	(157.1)
Minority interest	16.8	(3.7)	(2.9)	47.4	0.3
Net income	1,545.7	1,161.5	1,411.6	1,510.3	784.6
Net income per 1,000 shares (excluding treasury shares) at year end(3)	23.65	21.26	37.23	39.48	20.31
Net income per ADS(4) at year end	2.37	2.13	3.72	3.95	2.03
Dividends and interest attributable to shareholders’ equity per 1,000 shares (excluding treasury shares)(3)(5)(6)
Common shares	17.32	20.86	23.15	12.40	7.17
Preferred shares	19.05	22.95	25.46	13.64	7.89
Number of shares outstanding at year end, excluding treasury shares (in thousands)
Common shares	34,488,943	23,497,514	15,631,332	15,694,772	15,801,482
Preferred shares	30,857,271	31,129,892	22,281,302	22,551,143	22,819,443
Total Shares	65,346,214	54,627,406	37,912,634	38,245,915	38,620,925

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(Restated)	(Restated)
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP
Net sales	14,836.7	10,936.7	7.929.4	7,310.4	6,566.3
Operating income	4,478.3	2,856.6	2,038.2	1,569.2	1,309.0
Net income (loss)	2,711.0	1,472.7	1,689.4	1,642.2	822.9
Net income per 1,000 shares (weighted average)(3)(7)
- Basic
Common shares	45.78	29.56	39.46	37.93	18.84
Preferred shares	50.36	32.52	43.41	41.72	20.72
- Diluted
Common shares	45.68	29.40	39.16	37.62	18.59
Preferred shares	50.24	32.34	43.08	41.38	20.45
Net income (loss) per ADS(4)
- Basic
Common shares	4.58	2.96	3.95	3.79	1.88
Preferred shares	5.04	3.25	4.34	4.17	2.07
- Diluted
Common shares	4.57	2.94	3.91	3.76	1.86
Preferred shares	5.02	3.23	4.31	4.14	2.05
Dividends and interest attributable to shareholders’ equity per 1,000 shares (weighted average)(3)(5)(6)
- Basic
Common shares	38.55	11.21	22.16	4.53	5.74
Preferred shares	42.40	12.33	24.38	4.99	6.31
- Diluted
Common shares	38.46	11.15	21.93	4.50	5.67
Preferred shares	42.30	12.26	24.12	4.94	6.23
Weighted average number of shares (thousands)(3)(7)(8)(19)
- Basic
Common shares	25,584,256	22,345,110	18,664,356	18,908,907	19,170,168
Preferred shares	30,574,965	24,970,421	21,952,196	22,173,258	22,291,121
- Diluted
Common shares	25,584,256	22,388,341	18,714,472	18,962,604	19,257,270
Preferred shares	30,699,336	25,186,577	22,202,775	22,441,743	22,726,632

BALANCE SHEET DATA

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(R$ in millions, except for per share amounts, number of shares and other operating data)

Brazilian GAAP
Balance Sheet Data:
Cash, cash equivalents and short term investments	1,096.3	1,505.4	2,534.2	3,290.0	2,562.9
Total current assets	4,931.3	5,379.6	5,500.5	5,571.4	4,684.9
Prepaid pension benefit cost	20.0	20.6	22.0	21.6	20.8
Investments	16,763.6	18,218.7	1,711.4	637.3	662.6
Property, plant and equipment, net	5,404.6	5,531.7	4,166.3	3,330.6	3,277.7
Deferred income tax - non-current	2,042.0	2,216.6	1,831.8	1,558.4	1,160.3
Total assets	33,492.8	32,802.6	14,830.1	12,381.5	11,028.8
Short-term debt(9)	1,209.4	3,443.1	1,976.1	607.4	1,720.0
Total current liabilities	5,052.3	8,771.7	4,720.0	2,833.7	3,412.0
Long-term debt(10)	5,994.2	4,367.6	4,004.3	3,879.3	2,849.4
Accrued liability for contingencies	1,128.2	1,471.0	1,232.9	989.3	815.5
Sales tax deferrals and other tax credits	698.9	711.9	768.7	803.1	746.8
Post-retirement benefit(11)	584.6	646.0	72.9	53.4	55.6
Total long-term liabilities	8,300.7	6,822.5	5,605.5	5,339.1	4,164.4
Minority interest	122.6	212.5	196.4	79.1	88.9
Subscribed and paid-up capital	5,691.4	4,742.8	3,124.1	3,046.2	2,944.3
Shareholders’ equity	19,867.3	16,995.9	4,382.9	4,129.6	3,363.5
U.S. GAAP
Total assets	35,447.5	34,069.0	13,766.0	11,584.6	10,195.9
Shareholders’ equity	20,601.9	17,876.3	4,382.9	3,960.6	2,839.9

OTHER DATA

	As of or for the year ended December 31,
	2005	2004	2003	2002	2001
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Other Financial Information:
Net working capital(12)	(121.0)	(3,392.1)	780.5	2,737.7	1,273.0
Cash dividends paid(5)	2,272.0	602.9	1,026.9	335.6	313.4
Depreciation and amortization of deferred charges(13)	1,262.6	922.2	766.3	659.5	613.9
Capital expenditures(14)	1,369.5	1,273.7	862.2	544.7	446.8
Operating cash flows - generated (used)(15)	4,149.6	3,418.7	2,527.6	3,595.0	1,006.6
Investing cash flows - generated (used)(15)	(1,619.3)	110.7	(2,014.7)	(1,603.1)	(1,687.4)
Financing cash flows-generated (used)(15)	(2,973.9)	(3,433.8)	(346.7)	(2,912.2)	1,418.0
Other Operating Data:
Total production capacity - beer(16)	121.9 million hl	114.2 million hl	88.3 million hl	89.7 million hl	89.8 million hl
Total production capacity - CSD & NANC(16)	42.4 million hl	43.9 million hl	45.7 million hl	37.3 million hl	38.8 million hl
Total beer volume sold(17)	76.7 million hl	63.9 million hl	56.9 million hl	62.0 million hl	62.4 million hl
Total CSD & NANC volume sold(17)	23.6 million hl	22.8 million hl	19.2 million hl	19.6 million hl	18.5 million hl
Number of employees(18)	28,567	25,974	18,890	18.570	18,136

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.

(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.

(3)	The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand shares.

(4)	ADS represents American Depositary Shares. Each ADS represents 100 shares.

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

		Annual Exchange Rates of Reais per U.S.$1.00
		2005		2004		2003		2002		2001
Low	R$	2.1633	R$	2.6544	R$	2.8219	R$	2.2709	R$	1.9357
High		2.7621		3.2051		3.6623		3.9552		2.8007
Average(1)		2.4125		2.9257		3.0600		2.9983		2.3532
Period End		2.3407		2.6544		2.8892		3.5333		2.3204

Source: Central Bank

(1)	Represents the average of the month-end exchange rates during the relevant period.

Monthly Exchange Rates of Reais per U.S.$1.00

	2006
	July		June		May		April		March		February		January

Low	R$	2.1646	R$	2.1643	R$	2.0586	R$	2.0892	R$	2.1067	R$	2.1177	R$	2.2116
High	R$	2.2130	R$	2.388	R$	2.3711	R$	2.1542	R$	2.2238	R$	2.2217	R$	2.3460

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

          As a result, the Brazilian government may in the future restrict companies such as AmBev from paying amounts denominated in foreign currencies or require that any such payments be made in Brazilian reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. For further information on this matter see “Key Information - Exchange Rate Information - Exchange Controls”.

          If you exchange the AmBev ADSs for AmBev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

          The AmBev ADSs benefit from the foreign capital registration that The Bank of New York (as depositary) has in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York’s foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to AmBev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689/00 of the National Monetary Council. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “Key Information - Exchange Rate Information —Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

          On July 28, 2005, InBev Brasil was merged into AmBev. See “Major Shareholders and Related Party Transactions -- Material Related Party Transactions - AmBev and InBev”.

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

          Merger of InBev Brasil into AmBev

          On July 28, 2005, InBev Brasil was merged into AmBev. See “Major Shareholders and Related Party Transactions -- Material Related Party Transactions - AmBev and InBev”.

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

          Our People and Culture

          We are aware of the value and importance of highly qualified, motivated and committed employees. We carefully manage our hiring and training process with a view to maintaining outstanding professionals among our ranks.  In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees - Compensation - Profit-Sharing Plan”.

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

          Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving more than 250 operators. The other branch is our proprietary direct distribution system, involving more than 40 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “Business Overview - Business Strategy”.

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

Critical Accounting Policies

          The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. Generally Accepted Accounting Principles, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herewith.

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

          Under both Brazilian GAAP and U.S. GAAP, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur - and typically those events will occur a number of years in the future.

          Total provision for contingencies recorded in our balance sheet as at December 31, 2005 and 2004 totaled R$ 1,128.2 million and R$ 1,242.9 million, respectively.

          We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$ 4,557.0 million at December 31, 2005 (R$ 1,241.1 million - 2004).

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

Year ended December 31, 2005 Compared with Year ended December 31, 2004

          AmBev’s consolidated results are the sum of the three following business units:

•	Brazil, consisting of:

	•	Beer Brazil;

	•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

	•	Other products.

•	Hispanic Latin America - HILA, consisting of:

	•	Quinsa - represents AmBev’s stake in Quinsa (59.2% as of December 31, 2005), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

	•	HILA-ex - represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua and Venezuela), soft drinks (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

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

Year ended December 31, 2004 Compared with Year ended December 31, 2003

          In 2004, AmBev revised how it reports its operating results to better reflect the expanding geographical scope of its business. Previously, our operating results were categorized into four primary business segments: Beer Brazil, CSD and NANC, Other Products and International Operations. In order to provide a more meaningful presentation of AmBev’s operations outside Brazil as that became a more significant portion of AmBev’s operations, our reports now reflect the following three business segments:

•	Brazil, consisting of:

	•	Beer Brazil;

	•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

	•	Other products.

•	Hispanic Latin America - HILA, consisting of:

	•	Quinsa - represents AmBev’s stake in Quinsa (54.8% as of December 31, 2004), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

	•	HILA-ex - represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua and Venezuela) and soft drinks (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

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

	Gross Profit
	2004			2003
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Brazilian Operations	5,157.3	71.4%	60.5%	4,128.3	89.0%	54.1%
Beer Brazil	4,440.3	61.5%	64.3%	3,611.0	77.8%	59.1%
CSD & NANC Brazil	642.2	8.9%	43.9%	444.9	9.6%	33.4%
Other Products	74.7	1.0%	48.0%	72.3	1.6%	37.9%
HILA Operations	1,012.5	14.0%	52.7%	511.3	11.0%	48.9%
Quinsa(1)	642.7	8.9%	55.7%	386.4	8.3%	49.9%
Hila-ex	369.9	5.1%	48.1%	124.9	2.7%	45.9%
North America(2)	1,056.4	14.6%	67.8%	-	-	-
Total	7,226.3	100.0%	60.2%	4,639.6	100.0%	53.4%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.

(2)	North America’s results reflect the consolidation of Labatt’s operating results from August 27, 2004 through December 31, 2004.

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

          The table below shows the profile of our debt instruments:

	AmBev’s Profile as of December 31, 2005
Debt Instruments	2006	2007	2008	2009	2010	Thereafter	Total
	(R$ in millions, except percentages)
U.S.$ Denominated Debt (Fixed Rate)
Notional Amount	582.2	—	—	—	—	2,340,7	2,922.9
Average Pay Rate	9.61%
BNDES Currency Basket Debt (Fixed Rate)
U.S. $ Denominated Debt (Fixed Rate)	16.0	23.4	22.5	8.8	8.1	0.7	79.5
Average Pay Rate	3.50%
International Debt
U.S. $ Denominated Debt (Fixed Rate)	245.3	206.9	181.7	50.0	41.6	97.4	822.9
Average Pay Rate	4.41%
International Debt
Other Latin American Currency (Fixed Rate)	165.9	17.8	117.4	—	178.6	32.4	512.1
Average Pay Rate	10.10%
International Debt
C$ Denominated Debt (Fixed Rate)	4.8	—	479.8	—	1,408.2	178.6	2,071.4
Average Pay Rate	4.57%
R$ Denominated Debt (Floating Rate - TJLP)
Notional Amount	104.2	134.3	120.8	59.2	47.9	—	466.4
Average Pay Rate (TJLP +)	2.50%
R$ Debt - Working Capital
Notional Amount	1.6	—	—	—	—	—	1.6
Average Pay Rate (CDI)	18.7%
R$ Debt - ICMS (Fixed Rate)
Notional Amount	89.5	147.1	90.2	—	—	—	326.8
Average Pay Rate	4.77%
Total	1,209.5	529.5	1,012.4	118.0	1,684.4	2,649.8	7,203.6

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

          Borrowings

          Most of our borrowings are for general use, based upon strategic capital structure concerns. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant being fixed - for the notes AmBev 11 and AmBev 13 -, TJLP for BNDES loans and Canadian Banker’s acceptance for Canadian Debt. For further information, please refer to Note 11 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2005, 2004 and 2003:

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

          Commitments and contingencies

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt	6,205.3	211.1	1,541.9	1,802.5	2,649.8
Sales tax deferrals	372.1	19.5	55.1	60.1	237.4
Pension plan and commitments with suppliers	536.7	533.4	3.3	-	-
Other post-retirement liabilities	2,830.7	245.7	514.7	550.1	1,520.2
Total contractual cash commitments	7,544.1	799.3	1,676.9	1,946.1	3,121.8

*	The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

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

Compensation

          The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2005 for services in all capacities amounted R$23.2 million, including variable compensation (bonuses). In addition, the members of the Board of Directors and Executive Officers are entitled to fringebenefits, provided to all AmBev employees and covered dependents, such as medical assistance, tuition allowances and some supplementary social security benefits. Most of  such benefits are provided by or through FAHZ. The Board of Directors and Executive Officers are also elegible for the stock ownership plan. For further information, see “Directors, Senior Management and Employees - Stock Ownership Plan”.

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

          In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not yet required but strongly recommended. Additionally, the Bovespa and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines to help with the dissemination of corporate governance practices.

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

          The following table summarizes the share buyback programs approved by our Board of Directors in 2005 and 2006: :

Approval Date	Shares Repurchased			Amount Repurchased	Date program was finalized
		As a number	As a % of free float (1)	(R$ in thousands)

November 7, 2005	(preferred)	547,694,270	8.41	487,176	February 7, 2006
February 22, 2006	(preferred)	416,118,966	5.41	373,008	August 7, 2006
	(common)	21,371,944	9.72	17,095
August 7, 2006	(preferred)	-	9.74	-	Not Finalized
	(common)	-	3.79	-	Not Finalized

Total		985,140,180	N/A	877,279	N/A

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

Trading Prices on the Bovespa: Common and Preferred Shares(1)

	Per 1,000 Common Shares				Per 1,000 Preferred Shares
	High		Low		High		Low
	(in reais)				(in reais)
Annual
2005	R$	1,168	R$	500	R$	902	R$	557
2004		1,183		529		693		437
2003		533		346		629		403
2002		408		292		468		333
2001		450		292		494		328

Quarterly
2006
First Quarter	R$	818	R$	740	R$	948	R$	860
Second Quarter		910		744		1,014		804
2005
First Quarter	R$	1,168	R$	875	R$	702	R$	557
Second Quarter		792		500		753		587
Third Quarter		680		582		835		725
Fourth Quarter		772		615		902		750
2004
First Quarter	R$	833	R$	529	R$	693	R$	442
Second Quarter		1,025		790		524		437
Third Quarter		1,027		950		570		515
Fourth Quarter		1,183		996		651		549

Monthly
2006
January	R$	800	R$	750	R$	948	R$	895
February		806		740		936		860
March		818		770		940		890
April		884		824		1014		948
May		910		815		1005		915
June		869		744		983		804
July		844		782		943		862
2005
December	R$	772	R$	730	R$	902	R$	841

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

Trading Prices on the New York Stock Exchange: ADRs Representing 100 Common and Preferred Shares(1)

	Per 1,000 Common Shares ADR				Per 1,000 Preferred Shares ADR
	High		Low		High		Low
	(in U.S.$)				(in U.S.$)
Annual
2005	U.S.$	43.75	U.S.$	21.45	U.S.$	40.43	U.S.$	20.99
2004		43.38		17.08		24.49		14.01
2003		17.17		9.94		22.05		11.24
2002		15.63		8.48		18.58		9.25
2001		21.67		10.24		24.81		12.28

Quarterly
2006
First Quarter	U.S.$	37.70	U.S.$	33.25	U.S.$	44.35	U.S.$	38.54
Second Quarter		43.84		31.59		48.57		34.02
2005
First Quarter	U.S.$	43.75	U.S.$	35.00		U.S.$26.55	U.S.$	20.99
Second Quarter		25.50		21.45		31.24		23.26
Third Quarter		30.11		23.65		37.29		29.30
Fourth Quarter		34.70		27.15		40.43		33.27
2004
First Quarter	U.S.$	29.09	U.S.$	17.08	U.S.$	24.41	U.S.$	15.48
Second Quarter		32.64		27.39		17.35		14.01
Third Quarter		35.42		31.00		19.47		17.19
Fourth Quarter		43.38		35.42		24.49		19.62

Monthly
2006
January	U.S.$	35.87	U.S.$	33.25	U.S.$	41.65	U.S.$	38.54
February		37.03		33.32		43.66		38.89
March		37.70		35.15		44.35		40.15
April		41.60		38.22		48.50		44.37
May		43.84		34.16		48.57		39.49
June		37.50		31.59		43.48		34.02
July		38.50		34.95		43.60		38.71
2005
December	U.S.$	34.70	U.S.$	31.02	U.S.$	40.43	U.S.$	36.10

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

          On October 14, 2003, by acquiring certain assets of Embotelladora Rivera, AmBev became PepsiCo’s exclusive bottler for northern Peru and Lima. See “Material Contracts - Acquisitions, Dispositions and Joint Ventures - Compañia Cervecera AmBev Peru S.A.C.”

          On February 12, 2004, we announced an alliance with Embodom, a Pepsi bottler in the Dominican Republic. See “Additional Information - Material Contracts - Acquisitions, Dispositions and Joint Ventures - Embodom”

          Industrias Del Atlántico

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

	Principal Maturity Periods(1)
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(R$ million, except price per ton)
Derivatives Instruments

Sugar Futures (NYBOT)
Notional Amount (ton)	41,506						41,506	8,5
Average Price (R$/ton)	757.7
Wheat Futures (CBOT)
Notional Amount (ton)	35,244						35,244	0,7
Average Price (R$/ton)	291.8
Aluminum Futures (LME)
Notional Amount (ton)	22,400						22,400	23,0
Average Price (R$/ton)	5,339.2
Total

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

	Principal Maturity Periods(1)
	2006	2007	2008	2009	2010	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
U.S. Dollar Debt Denominated (Fixed Rate)
Notional Amount	(582.2)					(2,340,7)	(2,922.9)	(3,404.3)
Average Pay Rate	9.61%					9.61%
BNDES Currency Basket Debt (Floating Rate)
Currency Basket DebtDenominated (Floating Rate)	(16.0)	(23.4)	(22.5)	(8.8)	(8.1)	(0.7)	(79.5)	(79.5)
UMBNDES+
Average Pay Rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
International Debt
U.S. Dollar Debt Denominated (Fixed Rate)	(246.9)	(206.9)	(560.9)	(50.0)	(41.6)	(97.4)	(1,203.5)	(1,203.5)
Average Pay Rate	6.15%	6.23%	3.12%	3.89%	3.56%	7.6%
International Debt
CAN Dollar Debt Denominated (Fixed Rate)	(4.8)		(100.6)		(1,408.2)	(178.6)	(1,692.2)	(1,734.3)
Average Pay Rate	3.54%		6.07%		3.81%	7.5%
International Debt
Other Latin American Currency Denominated (Fixed Rate)	(165.9)	(17.8)	(117.4)		(178.6)	(32.4)	(512.1)	(512.1)
Average Pay Rate	10,10%	10,10%	10,10%		10,10%	10,10%
Reais Debt Denominated (Floating Rate—TJLP)
Notional Amount	(104.2)	(134.3)	(120.8)	(59.2)	(47.9)		(466.4)	(466.4)
TJLP + Average Pay Rate	3.53%	3.53%	3.53%	3.53%	3.53%
Reais Debt—ICMS (Fixed Rate)
Notional Amount	(89.5)	(147.1)	(90.2)				(326.8)	(326.8)
Average Pay Rate	4.77%		4.77%
Cash Instruments
Cash and Cash Equivalent Denominated in U.S. dollar
Notional Amount	69.5						69.5	69.5
Average Interest Rate	1.19%
U.S. Short-Term Investments Denominated in U.S. dollar
Notional Amount	207.3						207.3	207.3
Average Interest Rate	8.12%
Brazilian Short-Term Investments Denominated in Reais
Notional Amount	283.4						283.4	283.4
Average Interest Rate %CDI	100%
International Cash and Cash Equivalent Denominated in Other Latin American Currency
Notional Amount	14.9						14.9	14.9
Derivatives Instruments
BM&F DDI and Dollar Future
Notional Amount	(990.7)	88.7	617.4	105.3	21.8	(101.8)	(259.3)	2.6
Average Interest Rate	5.32%	4.54%	4.72%	5.15%	5.13%	6.17%
U.S.$ x R$ Cross Currency Interest Rate Swap
Notional Amount	1,781.6	187.6	522.6			1,369.5	3,861.3	(112.5)
Average Interest Rate	4.43%	4.48%	6.22%			11.59%
C$ x U.S.$ Pre Fixed Ratex
Canadian Bankers Acceptance
Notional Amount	210.7		156.5				367.2	(5.3)
Average Interest Rate	5.52%		5.28%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount			240.5				240.5	(85.6)
Average Interest Rate			6.65%
NDF Argentine Peso x U.S.$
Notional Amount	206.0						206.0
Average Unit Price - Peso	3.09
NDF Peru Soles x U.S.$
Notional Amount	210.7						210.7	(1.8)
Average Unit Price - Soles	3.42

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.

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

          Most of the floating rate debt accrues interest at TJLP (Taxa de Juros de Longo Prazo) plus a spread. The TJLP is a long-term nominal interest rate fixed by the Brazilian government on a quarterly basis. During the period set forth below the TJLP was:

	2006	2005	2004	2003	2002

1st Quarter	9.00	9.75	10.00	11.00	10.00
2nd Quarter	8.15	9.75	9.75	12.00	9.50
3rd Quarter	-	9.75	9.75	12.00	10.00
4th Quarter	-	9.75	9.75	11.00	10.00

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
U.S.$ x R$ Cross Currency
Interest Rate Swap
Notional Amount	1,781.6	187.6	522.6			1,369.5	3,861.3	(112.5)
Average Interest Rate	4.43%	4.48%	6.22%			11.59%
C$ x U.S.$ Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount	210.7		156.5				367.2	(5.3)
Average Interest Rate	5.52%		5.28%
C$ x U.S.$ Cross Currency
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

          Preferred Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January, 2005	103,000	737.41	103,000	427,806,005
February, 2005	8,545,569	718.11	8,545,569	419,260,436
March, 2005	180,121,319	775.49	140,944,836	-
April, 2005	9,172,766	314.45	-	-
May, 2005	10,512,064	706.75	-	-
June, 2005	22,755,178	680.32	-	-
July, 2005	22,498,564	725.51	-	-
August, 2005	3,456,445	740.10	-	-
September, 2005	8,283,460	779.31	-	-
October, 2005	9,528,778	772.44	-	-
November, 2005	31,424,898	793.14	30,290,555	1,945,298,361
December, 2005	224,212,793	877.11	222,718,540	1,722,579,821
January, 2006	294,179,743	903.54	294,179,743	1,428,400,078
February, 2006	46,487,835	880.34	43,369,937	1,309,037,451
March, 2006	71,693,104	897.97	66,217,532	1,238,416,661
April, 2006	77,032,519	969.32	77,032,519	1,154,810,263
May, 2006	6,535,926	702.06	-	1,154,810,263
June, 2006	-	-	-	1,154,810,263
July, 2006	229,096,142	868.63	10,461,660	1,143,740,015
Total	1,258,550,365	856.67	893,863,891

(1) May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2) Numbers for February 22, 2006 plan includes both Common and Preferred shares.

Common Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January, 2005	-	-	-	-
February, 2005	-	-	-	-
March, 2005	-	-	-	-
April, 2005	-	-	-	-
May, 2005	-	-	-	-
June, 2005	2,521,463	544.56	-	-
July, 2005	4,975,420	601.19	-	-
August, 2005	768,433	614.73	-	-
September, 2005	1,571,722	658.02	-	-
October, 2005	3,022,814	665.42	-	-
November, 2005	2,366,713	610.04	-	-
December, 2005	1,642,505	757.80	-	-
January, 2006	269,487	785.90	-	-
February, 2006	10,370,860	756.28	9,701,569	1,309,037,451
March, 2006	5,498,372	767.91	4,403,258	1,238,416,661
April, 2006	6,573,879	847.65	6,573,879	1,154,810,263
May, 2006	1,034,650	689.93	-	1,154,810,263
June, 2006	-	-	-	1,154,810,263
July, 2006	873,019	722.01	608,588	1,143,740,015
Total	41,489,337	717.41	21,287,294

(1) May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2) Numbers for February 22, 2006 plan includes both Common and Preferred shares.

The publicly announced programs referenced in the above tables are the following:

Plan Begin	Period	Common or Preferred shares	Maximum number of shares	Maximum amount (R$ thousand)
September 14, 2004	365 days	Preferred	1,000,000,000	500,000
November 7, 2005	365 days	Preferred	1,975,588,915	500,000
February 22, 2006	180 days	Common and Preferred	1,362,108,957	500,000
August 7, 2006	360 days	Common and Preferred	1,040,122,056	1,000,000

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

5.
As discussed in Note 26, the reconciliation of accounting practices adopted in Brazil with accounting principles generally accepted in the United States of America (US GAAP) and the condensed financial information prepared in accordance with US GAAP disclosed in Note 23 have been restated.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo February 13, 2006, except for Note 23, as to which the date is March 25, 2006, except for Note 25, as to which the date is August 9, 2006, and except for Note 26, as to which the date is July 4, 2007.

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

In our opinion, such financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and changes in the stockholders’ equity for the year ended December 31, 2005 and the period from August 28, 2004 to December 31, 2004, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 20 to the financial statements.

/s/ KPMG, LLP

Chartered Accountants
Toronto - Canada

February 3, 2006, except as to note 22 which is as of July 4, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev

In our opinion, the accompanying consolidated statements of income, of changes in shareholders' equity, of changes in financial position and of cash flows present fairly, in all material respects, the results of operations, changes in financial position and cash flows of Companhia de Bebidas das Américas - AmBev and its subsidiaries for the year ended December 31, 2003, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23.

/s/PricewaterhouseCoopers                                      São Paulo, February 12, 2004, except as to
Auditores Independentes    Note 1, as to which the date is March 1, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Expressed in millions of Brazilian reais)

ASSETS	2005	2004

CURRENT ASSETS
Cash and cash equivalents	837.3	1,290.9
Short-term investments	259.0	214.5
Trade accounts receivable, net	1,331.8	1,086.3
Recoverable taxes	545.5	654.3
Inventories	1,178.1	1,380.9
Other	779.6	752.8
Total current assets	4,931.3	5,379.7

NON-CURRENT ASSETS
Deferred income tax	2,042.0	2,216.6
Judicial deposits and tax incentives	522.5	419.1
Assets held for sale	104.5	113.8
Advances to employees for purchase of shares	114.9	175.2
Other	376.1	453.7
Total non-current assets	3,160.0	3,378.4

PERMANENT ASSETS
Investments
Goodwill and negative goodwill	16,727.1	18,172.2
Other	36.5	46.5
Property, plant and equipment	5,404.6	5,531.7
Deferred charges	3.233.3	294.1
Total permanent assets	25,401.5	24,044.5

TOTAL	33,492.8	32,802.6

LIABILITIES AND SHAREHOLDERS’ EQUITY	2005	2004

CURRENT LIABILITIES
Suppliers	1,065.4	1,047.7
Payroll and related charges	447.7	378.2
Loans and financings	1,209.4	3,443.1
Income taxes payable	244.5	650.6
Other taxes payable	1,030.8	983.3
Unrealized loss on derivatives	129.8	409.1
Dividends payable	25.9	998.9
Other	898.8	860.8
Total current liabilities	5,052.3	8,771.7

LONG-TERM LIABILITIES
Loans and financings	5,994.2	4,367.6
Accrued liability for contingencies	1,128.2	1,242.9
Sales tax deferrals	352.6	275.7
Other	825.7	936.3
Total long term liabilities	8,300.7	6,822.5

DEFERRED INCOME	149.9	-

MINORITY INTEREST	122.6	212.5

SHAREHOLDERS’ EQUITY
Subscribed and paid-in capital	5,691.4	4,742.8
Capital reserve	13,889.5	12,859.4
Revenue reserves	679.8	433.7
Treasury shares	(393.4)	(1,040.0)
Total shareholders’ equity	19,867.3	16,995.9

TOTAL	33,492.8	32,802.6

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

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

				Revenue reserves
	Subscribed and paid-in capital	Capital reserve	Legal reserve	Future capital increase	Statutory investments	Treasury shares	Retained earnings	Total

BALANCES AT DECEMBER 31, 2002	3,046.2	16.6	138.1	1,033.9	75.4	(180.6)	-	4,129.6

Employee stock ownership plan purchases	77.4	-	-	-	-	-	-	77.4
Subscription of stock warrants	0.5	-	-	-	-	-	-	0.5
Repurchase of own shares for treasury	-	-	-	-	-	(312.5)	-	(312.5)
Cancellation of treasury shares	-	-	-	(154.6)	-	154.6	-	-
Transfer of reserves	-	-	-	(853.2)	853.2	-	-	-
Net income	-	-	-	-	-	-	1,411.6	1,411.6
Appropriation of net income
Legal reserve	-	-	70.6	-	-	-	(70.6)	-
Interim dividends	-	-	-	-	-	-	(717.7)	(717.7)
Supplemental dividends	-	-	-	-	-	-	(280.7)	(280.7)
Revenue reserve	-	-	-	-	342.6	-	(342.6)	-

BALANCES AT DECEMBER 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(338.5)	-	4,308.2

Employee stock ownership plan purchases	18.0	-	-	-	-	-	-	18.0
Capital increase upon incorporation of Labatt	1,600.7	12,840.3	-	-	-	-	-	14,441.0
Repurchase of own shares for treasury	-	-	-	-	-	(1,609.6)	-	(1,609.6)
Premium on stock option sold	-	2.5	-	-	-	-	-	2.5
Cancellation of treasury shares	-	-	-	(26.1)	(882.0)	908.1	-	-
Net income	-	-	-	-	-	-	1,161.5	1,161.5
Appropriation of net income	-	-	-	-	(164.2)	-	164.2	-
Interim dividends	-	-	-	-	-	-	(344.4)	(344.4)
Supplemental dividends	-	-	-	-	-	-	(982.7)	(982.7)
Dividends and interest attributed to shareholders’ equity prescribed	-	-	-	-	-	-	1.4	1.4

BALANCES AT DECEMBER 31, 2004	4,742.8	12,859.4	208.7	-	225.0	(1,040.0)	-	16,995.9

Capital increase upon capitalization of reserves	948.6	(948.6)	-	-	-	-	-	-
Downstream merger - InBev Brasil	-	2,883.3	-	-	-	-	-	2,883,3
Repurchase of own shares for treasury	-	-	-	-	-	(437.3)	-	(437.3)
Cancellation of treasury shares	-	(868.1)	-	-	-	868.1	-	-
Transfer of treasury shares to stock ownership plan	-	(94.4)	-	-	-	192.5	-	98.1
Disposal of treasury shares	-	-	-	-	-	23.3	-	23.3
Subsidy of financing and fiscal incentives	-	57.9	-	-	-	-	-	57.9
Net income	-	-	-	-	-	-	1,545.7	1,545.7
Appropriation of net income
Statutory reserve	-	-	-	-	246.1	-	(246.1)	-
Interim dividends	-	-	-	-	-	-	(556.2)	(556.2)
Interim interest attributed to shareholders’ equity	-	-	-	-	-	-	(744.0)	(744.0)
Dividends and interest attributed to shareholders’ equity prescribed	-	-	-	-	-	-	0.6	0.6

BALANCES AT DECEMBER 31, 2005	5,691.4	13,889.5	208.7	-	471.1	(393.4)	-	19,867.3

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

	2005	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY
From operations:
Net income	1,545.7	1,161.5	1,411.6
Items not affecting working capital:
Equity in results of affiliates	(2.0)	(5.6)	6.2
Deferred income tax and social contribution	88.0	(228.8)	(198.3)
Amortization of goodwill and negative goodwill, net	1,343.0	803.6	252.4
Gain on the settlement of tax incentives	(28.3)	(21.9)	(16.6)
Depreciation of property, plant and equipment and amortization of deferred charges	1,262.6	922.2	766.3
Accrued liability for contingencies and other	71.5	260.1	187.9
Interest expense on accrued liability for contingencies	52.7	49.8	59.8
Financial charges on long-term loans, net	(501.2)	278.0	(496.6)
Foreign exchange loss (gain) on subsidiaries abroad	289.3	(213.8)	367.3
Loss arising from changes in holdings in subsidiaries	64.8	80.7	33.3
Minority interest	(16.9)	3.8	2.9
Net book value of disposals of property, plant and equipment and investments	150.4	168.7	73.8
Interest and charges on advances to employees for purchase of shares	(13.3)	(41.9)	(47.7)
Provision for losses on permanent assets	116.8	(6.7)	58.7
Total from operations	4,423.1	3,209.7	2,461.0

From shareholders:
Employee stock ownership plan purchases	-	18.0	77.4
Subscription of stock warrants	-	-	0.5
Premium on the placement of options to repurchase own shares	-	2.6	-
Changes in the capital of minority shareholders	-	-	4.8
Disposal of treasury shares	132.5	-	-
Advances to employees for the purchase of shares	73.3	101.2	91.3

From third parties:
Increase in long-term liabilities and decrease in non-current assets
Loans and financings	2,233.7	-	295.7
Sales tax deferrals	115.5	167.9	57.3
Deferred charge	12.0	-	-
Other accounts receivable	78.6	-	44.1
Others	0.5	17.3	-
Total working capital funds provided	7,069.2	3,516.7	3,032.1

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)  (Continuation)

	2005	2004	2003

FINANCIAL RESOURCES WERE USED FOR
Increase in non-current assets and decrease in long-term liabilities:
Restricted deposits for legal proceedings	72.2	52.7	84.0
Receivables from proportionally consolidated companies	8.2	5.9	14.5
Recoverable taxes	8.3	20.7	11.5
Other assets	4.3	-	9.7
Accrued liability for contingencies	224.1	87.0	123.8
Other liabilities	30.0	71.9	98.3
Permanent assets:
Investments	190.4	345.9	2,100.6
Property, plant and equipment	1,169.4	1,267.2	862.2
Deferred charges	265.4	101.9	91.2
Repurchase of own shares for treasury	437.3	1,609.6	311.9
Increase of minority interest in subsidiaries	-	114.8	277.6
Proposed and declared dividends	1,300.3	1,394.1	1,004.0
Change in the capital of minority shareholders	88.3	31.9	-
Financings	-	2,585.7	-
Total working capital funds used	3,798.2	7,689.3	4,989.3

INCREASE (DECREASE) IN WORKING CAPITAL	3,271.0	(4,172.6)	(1,957.2)

REPRESENTED BY
Current assets:
At the end of year	4,931.3	5,379.7	5,500.6
At the beginning of year	5,379.7	5,500.6	5,571.5
	(448.4)	(120.9)	(70.9)
Current liabilities
At end of year	5,052.3	8,771.7	4,720.0
At beginning of year	8,771.7	4,720.0	2,833.7
	(3,719.4)	4,051.7	1,886.3

INCREASE (DECREASE) IN WORKING CAPITAL	3,271.0	4,172.6	(1,957.2)

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais)

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,545.7	1,161.5	1,411.6
Adjustments to net income:
Deferred income tax and social contribution	88.0	(228.8)	(198.3)
Amortization of goodwill and negative goodwill, net	1,343.0	803.6	252.4
Depreciation of property, plant and equipment and amortization of deferred charges	1,262.6	922.2	766.3
Accrued liabilities for contingencies and other	71.5	260.2	187.9
Interest expense on accrued liability for contingencies	52.7	49.8	59.8
Gain on the settlement of tax incentives	(28.3)	(21.9)	(16.6)
Provision for losses on inventories and permanent assets	58.6	(6.5)	64.6
Provision for restructuring	114.9	182.7	-
Unrealized losses (gains) under derivatives	(239.5)	407.3	46.9
Interest and charges on advances to employees for purchase of shares	(13.3)	(41.9)	(47.7)
Interest and charges on taxes and contributions	5.2	(5.1)	(43.5)
Interest and foreign exchange losses (gains) on loans, net	281.0	329.2	(40.1)
Unrealized exchange rate variation and gains on financial assets	-	37.1	183.3
Loss on disposal of property, plant and equipment, net	102.5	116.3	41.3
Loss arising from changes in holdings in subsidiaries	64.8	80.8	33.3
Foreign exchange gains on subsidiaries abroad not affecting cash, net	(67.6)	(355.6)	203.5
Minority interest	(16.8)	3.8	2.9
Equity in results of affiliates	(2.0)	(5.6)	6.2

Decrease (increase) in assets:
Trade accounts receivable, net	(246.9)	(141.4)	(12.8)
Recoverable taxes	87.1	(241.8)	(253.2)
Inventories	93.2	(199.1)	(48.6)
Restricted deposits for legal proceedings	(130.0)	(50.7)	(102.9)
Other	106.1	(105.9)	(167.2)
Increase (decrease) in liabilities:
Suppliers	1.1	110.0	(14.1)
Payroll and related charges	118.0	188.5	(86.4)
Taxes on income payable	(383.1)	175.3	491.3
Accrued liability for contingencies	(101.6)	(88.0)	(104.8)
Other	(17.3)	82.7	(87.5)
Net cash provided by operating activities	4,149.6	3,418.7	2,527.6

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Expressed in millions of Brazilian reais) (Continuation)

	2005	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments (maturity over 90 days)	(52.4)	1,322.2	423.1
Investments in affiliates and subsidiaries, net of cash acquired	(97.3)	(170.3)	(1,745.3)
Securities and collateral	(15.4)	27.2	228.6
Acquisitions of property, plant and equipment	(1,369.5)	(1,273.7)	(862.2)
Proceeds from disposal of property, plant and equipment	49.6	52.4	32.4
Expenditures on deferred charges	(47.9)	(101.9)	(91.3)
Repurchase of own Shares by affiliated companies	(87.4)	(179.3)	-
Pay-off of investments	1.0	0.5	-
Cash in the subsidiary’s initial consolidation	-	433.6	-
Net cash provided by (used in) investing activities	(1,619.3)	110.7	(2,014.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financings:
Issuances	8,917.5	6,152.2	3,359.2
Repayments, including interest	(9,361.1)	(7,466.5)	(2,510.1)
Capital subscriptions	-	15.6	4.6
Repurchase of own shares for treasury	(363.1)	(1,609.6)	(308.5)
Dividends paid	(2,272.0)	(602.9)	(1,026.9)
Advances to employees for purchase of shares, net of repayments	53.8	103.2	130.2
Premium of repurchase of shares	91.7	2.6	-
Other	(40.7)	(28.4)	4.8
Net cash used in financing activities	(2,973.9)	(3,433.8)	(346.7)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10.0)	(0.8)	(101.7)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(453.6)	94.8	64.5

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,290.9	1,196.1	1,131.6

CASH AND CASH EQUIVALENTS AT END OF YEAR	837.3	1,290.9	1,196.1

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of capitalized interest	719.4	472.2	255.1
Taxes on income	836.1	639.5	251.3

NONCASH INVESTING AND FINANCING TRANSACTIONS
Issuance of shares related to the Labatt transaction	-	16,683.3	-
Assets contributed in acquisition of Quinsa	-	-	300.7
Downstream merger - InBev Brasil	2,883.3	-	-

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

III. InBev - AmBev transactions

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

Integration of Labatt´s Operations

The total amount of the transaction consinting of the merger of Labatt Canada’s operations, through the wholly-owned subsidiary Labatt Holding ApS (“Labatt ApS”), described above, represented R$ 14,441.0, and was recorded as follows: (a) AmBev’s capital stock increase, at the amount of R$ 1,600.7; and (b) increase of goodwill reserve, recorded as a capital reserve in shareholders’ equity, at the amount of R$ 12,840.3.

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

The net results of such derivative instruments, designated as hedges for accounting purposes, are measured at cost plus accrued interest, equivalent to their market value, deferred and recorded in the Company's balance sheet under "Other Assets and Liabilities", and recognized in the earnings under “Cost of sales” when the product is sold.

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

As determined in the referred announcement, the value paid of US$ 110 million will be subject to adjustments based on the EBITDA (earnings before interest, taxes, and depreciation and amortization) of QIB for the year ended on December 31, 2005 and a net debt of QIB on this same date. The final purchase price shall be determined until March 31, 2006.

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

The net assets of Quinsa, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally consolidated in the Company’s financial statements, are as follows:

	December 31, 2005
	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	523.8	1.4	0.4	525.6
Long-term receivables	115.1	-	5.1	120.2
Permanent assets	1,180.0	0.4	0.8	1,181.2
Current liabilities	(531.6)	(1.8)	-	(533.4)
Long-term liabilities	(477.8)	-	(11.1)	(488.9)
Minority interest	(103.8)	-	-	(103.8)
Total net assets (liabilities)	705.7	-	(4.8)	700.9

(i) 59,2% ownership interest.

(ii) 50% ownership interest.

(iii) 50% ownership interest.

	December 31, 2004
	Quinsa (i)	Agrega (ii)	ITB (iii)	Total

Current assets	418.8	1.0	0.3	420.1
Long-term receivables	242.6	-	6.3	248.9
Permanent assets	1,138.0	0.5	0.9	1,139.4
Current liabilities	(436.3)	(1.1)	-	(437.4)
Long-term liabilities	(440.8)	-	(11.6)	(452.4)
Minority interest	(201.6)	-	-	(201.6)
Total net assets (liabilities)	720.7	0.4	(4.1)	717.0

(i) 54,8% ownership interest.

(ii) 50% ownership interest.

(iii) 50% ownership interest.

Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows:

	Year ended December 31, 2005
	Quinsa	Agrega	ITB	Total

Net sales	1,299.9	1.2	-	1,301.1
Cost of products and services sold	(536.7)	-	-	(536.7)
Gross profit	763.2	1.2	-	764.4
Operating expenses	(457.7)	(3.1)	(1.0)	(461.8)
Operating income (loss)	305.5	(1.9)	(1.0)	302.6
Non-operating income	(9.0)	-	-	(9.0)
Provision for income tax	(113.8)	-	0.4	(113.4)
Statutory interest	(20.1)	-	-	(20.1)
Minority interest	(39.0)	-	-	(39.0)
Net income (loss) for the year	123.6	(1.9)	(0.6)	121.1
	Year ended December 31, 2004
	Quinsa	Agrega	ITB	Total

Net sales	1,153.0	0.8	-	1,153.8
Cost of products and services sold	(510.3)	-	-	(510.3)
Gross profit	642.7	0.8	-	643.5
Operating expenses	(432.8)	(2.8)	(0.9)	(436.5)
Operating income (loss)	209.9	(2.0)	(0.9)	207.0
Non-operating income	2.4	-	-	2.4
Provision for income tax	(77.0)	-	0.3	(76.7)
Statutory interest	(19.7)	-	-	(19.7)
Minority interest	(29.2)	-	-	(29.2)
Net income (loss) for the year	86.4	(2.0)	(0.6)	83.8

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

ac) Reclassifications

In order to improve the presentation of certain amounts and transactions, as well as to maintain the comparison between periods in the consolidated financial statements, the Company recorded the reclassification of: (i) the result of “net gains on derivative instruments” and “net losses on derivative instruments”, presented in note 15 (d); (ii) “unrealized losses on derivative operations” and “exchange variation and unrealized gains on financial assets”, presented in the cash flow statements; (iii) the zero-rated excise tax (“IPI”) credits classified in long-term assets, under the item “other recoverable taxes and charges” for the long-term liabilities, under the item “ICMS and IPI Contingencies”; and (iv) the amount of certain projects classified as other investments for deferred charges.

3. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable relate primarily to sales to Beer and soft drinks customers. Credit risk is minimized by the large customer base and control procedures through which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts were as follows:

	2005	2004	2003

At beginning of year	175.9	182.3	139.5
Provision	84.9	1.4	11.1
Write-offs, net of recoveries	(75.8)	(45.9)	(10.2)
Acquisition of Labatt	2.7	-	-
Quinsa (proportionally consolidated)	(18.0)	38.0	41.9
At end of year	169.7	175.9	182.3

4.	INVENTORIES

	2005	2004

Finished products	322.2	396.8
Work in process	67.8	62.8
Raw materials	515.1	606.7
Production materials	186.6	199.3
Supplies and others	113.7	132.8
Provision for losses	(27.3)	(17.5)
	1,178.1	1,380.9

5.	TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	2005
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter-company loans	Net sales	Net financial results

AmBev	804.3	(1,748.0)	(1.559.2)	366.7	(324.2)
CBB (iv)	-	-	-	113.8	108.4
Fratelli (iii)	-	(11.2)	133.3	6.7	(6.1)
IBA-Sudeste	-	-	-	44.4	399.1
Jalua	-	-	(40.8)	-	(51.3)
Monthiers	3.4	-	1,421.9	-	(68.6)
Arosuco	4.5	-	384.5	511.6	-
Dunvegan	216.6	-	(417.5)	-	36.3
Cympay	0.4	-	16.8	98.2	0.4
Malteria Pampa	8.3	-	-	145.4	-
CRBS	122.6	-	-	-	-
Eagle	-	(868.1)	-	-	-
Aspen	-	-	(153.1)	-	5.7
Labatt Canada (i) (ii)	283.4	-	14.6	214.8	-
Other - Brazil	63.4	(9.2)	233.3	(1.3)	2.9
Other - Abroad	4.0	(106.1)	(35.2)	(175.5)	(2.9)

	2004
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter-company loans	Net sales	Net financial results

AmBev	-	(2.0)	(3,334.0)	-	(219.7)
CBB	24.4	-	1,789.7	234.7	168.2
Fratelli	-	(4.3)	(51.8)	-	-
IBA-Sudeste	3.2	-	1,125.5	29.8	-
Jalua	-	-	11.9	-	(55.6)
Monthiers	-	-	1,242.2	-	68.9
Arosuco	5.2	-	336.3	416.6	-
Dunvegan	-	-	(873.0)	-	45.3
Cympay	-	(12.4)	-	116.2	(0.3)
Malteria Pampa	6.0	-	-	152.3	-
Aspen	-	-	(197.0)	-	(1.7)
Labatt Canada (i) (ii)	323.8	(14.1)	-	85.7	-
Other - Brazil	74.3	(74.6)	(38.2)	64.7	(9.1)
Other - Abroad	5.4	(24.4)	(7.7)	152.0	1.2

(i)	Transaction with other companies associated with InBev which are not eliminated in the Company’s consolidated financial statements.

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

6.	OTHER ASSETS

	2005	2004

Current assets:
Deferred income from commodities, swap and forward operations, net	75.6	54.9
Refund of marketing expenses	45.6	24.1
Prepaid expenses	296.0	242.1
Advances to suppliers and others	23.1	42.8
Accounts receivables from related parties	265.4	297.8
Other accounts receivable	73.9	91.1
	779.6	752.8
Non-current assets:
Other taxes and charges recoverable (*)	130.8	134.2
Prepaid expenses	126.5	111.7
Investments in debt securities	69.4	147.4
Prepaid pension benefit cost	20.0	20.6
Other receivables with related parties	4.8	-
Other accounts receivable	24.6	39.7
	376.1	453.6

(*)	The Company has recorded zero-rate exercise (IPI) credits totaling R$ 228.1 (R$ 228.1 on December 31, 2004), for which it recorded a full valuation allowance for the total credit amounts.

On December 31, 2005 the balance of this provision, previously recorded in liabilities, was reclassified to “Other taxes and charges recoverable” with aims to better reflecting the Company’s financial position.

7.	INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

	Percentage interest (total shares)		Shareholders’ equity (capital deficiency)		Net income (loss)
Fully consolidated	2005	2004	2005	2004	2005	2004	2003

Arosuco	99.7	99.7	373.2	334.2	273.2	219.8	176.3
CACN	50.2	50.2	(22.2)	(27.1)	(35.0)	(47.2)	(39.4)
CBB	-	99.9	-	5,067.9	-	948.3	2,046.7
Cerveceria Suramericana (Cervesursa)	80.0	80.0	55.7	102.2	(38.5)	(31.4)	(7.3)
Compañia Cervecera AmBev Peru A.C. (AmBev Peru)	100.0	100.0	(32.3)	(0.7)	(54.8)	(9.2)	(5.7)
Eagle Distribuidora de Bebidas S.A (Eagle)	100.0	100.0	2,376.1	2,660.4	(284.4)	(24.0)	(539.0)
Hohneck	50.7	100.0	1,165.4	1,245.6	(80.2)	(69.6)	(67.1)
IBA Sudeste	-	99.3	-	1,365.8	-	(78.9)	47.5
Fratelli	77.8	-	401.7	-	18.7	-	-
Industria del Atlántico (Atlántico)	50.0	50.0	45.1	62.0	(10.6)	17.2	5.8
Jalua	100.0	100.0	3,282.2	3,593.0	(310.8)	(16.9)	(451.2)
Labatt Holding ApS	100.0	100.0	14,132.0	14,423.8	(292.0)	276.7	-
Labatt Canada	100.0	100.0		(1,848.2)		54.0	-
Maltería Pampa	60.0	100.0	196.9	197.4	23.3	22.4	41.5
Monthiers	100.0	100.0	3,318.9	3,576.1	257.1	42.3	(451.1)

Proportionally consolidated companies (*)

Agrega	50.0	50.0	0.1	0.4	(3.9)	(2.0)	(1.9)
ITB	50.0	50.0	(4.7)	(4.1)	0.6	(0.6)	(0.7)
Quinsa	56.2	54.8	705.7	720.6	123.5	(86.4)	149.7

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

8.	GOODWILL AND NEGATIVE GOODWILL

	2005	2004

Goodwill:
CBB - attributed to:
Property, plant and equipment fair value excess (i)	-	144.6
Expected future profitability (i)	-	702.7
	-	847.3
Expected future profitability:
Labatt Canada (v)	16,383.3	16,677.7
Quinsa	1,123.2	1,123.2
Cympay	26.6	26.6
Embodom	224.1	214.9
Malteria Pampa	28.1	28.1
Indústrias Del Atlântico	5.1	5.1
Cervejaria Miranda Corrêa S.A.	5.5	5.5
Labatt Canada Subsidiaries (ii)	3,323.9	3,648.6
Quinsa and subsidiaries (proportionally consolidated) (iv)	622.2	547.6
Total goodwill	21,742.0	23,124.6

Accumulated amortization	(4,997.2)	(4,779.1)
Total goodwill, net	16,744.8	18,345.5

Negative goodwill:
CBB (iii)	-	(149.9)
Cervesursa	(14.4)	(16.4)
Total goodwill, net	(8.2)	(8.8)
Total negative goodwill	(22.6)	(175.1)
Goodwill, net	16,722.2	18,170.4

(i)	In May 2005, the Company merged the net assets of its subsidiary CBB by book value as mentioned in note 1 (b) (ii).

(ii)	The balance of the accumulated amortization referring to goodwill existing in Labatt Canada amounted to R$ 3,289.7 on December 31, 2005 (R$ 3,418.2 on December 31, 2004).

(iii)	The negative goodwill on investment in the subsidiary CBB was reclassified to “deferred income”, as a result of net assets merger of this subsidiary, as mentioned in note 1(b)(ii).

(iv)
As mentioned in note 2 (n), Quinsa acquired for the amount of US$ 110.0 million (equivalent to R$ 244.4) the equity interest of 5.32% that BAC held in QIB, resulting in a goodwill totaling US$ 74.9 million (equivalent to R$ 166.4). The effect on the Company’s consolidated totaling of R$ 97.3.

(v)	The accumulated amortization balance referring to Labatt APS’ goodwill in Labatt Canada amounts to R$ 1,034.8 on December 31, 2005 (R$ 409.7 on December 31, 2004).

Changes in the goodwill and negative goodwill, net are as follows:

	2005	2004

At beginning of year, net	18,170.4	1,687.3
Goodwill on new acquisitions	5.1	16,892.6
Reclassification to deferred charge and PP&E	(198.8)	-
Labatt and subsidiaries	(12.0)	355.1
Quinsa and subsidiaries (proportionally consolidated)	96.3	37.3
Amortization	(1,342.9)	(803.6)
Negative goodwill realized	-	1.7
Goodwill realized - Note 1 (iv)	(13.6)	-
Adjustment of goodwill - Note 1 (iv)	17.7	-
At the end of year, net	16,722.2	18,170.4

9.	PROPERTY, PLANT AND EQUIPMENT

	2005	2004	Annual depreciation rates - %

Land	309.9	328.6
Buildings and constructions	2,602.6	2,578.2	4
Machinery and equipment	8,242.5	7,968.2	10 (i)
Offsite equipment	1,723.2	1,551.0	10 (i)
Other assets and intangibles	1,262.2	1,241.9	4 to 20 (ii)
Construction in progress	442.1	368.3
	14,582.5	14,036.2
Accumulated depreciation	(9,177.9)	(8,504.5)
	5,404.6	5,531.7

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

11.	LOANS AND FINANCING

		Annual		Current		Long-term
	Final maturity	financial charges	Currency	2005	2004	2005	2004

Brazilian reais:
ICMS sales tax incentives	September 2015	4,77%	R$	89.5	93.5	237.3	288.2
Acquisition of equipment	December 2010	TJLP +3% a 4,5%	R$	104.2	135.2	362.3	209.5
Working Capital	January 2006	104% do CDI%	R$	1.4	274.5	-	-
				195.1	503.2	599.6	497.7

Foreign currency:
Working Capital	October 2010	2,5% a 5,50%	USD	673.7	462.4	103.0	367.1
Working Capital	October 2010	BA + 0,45%	CAD	4.8	1,911.7	1,408.2	737.7
Working Capital	January 2006	4,48%	ARS	27.9	-	-	-
Working Capital	September 2008	12,0%	VEB	30.8	136.1	117.4	-
Working Capital	April 2012	18,0%	DOP	51.0	26.8	32.4	16.1
Working Capital	October 2010	7,75%	GTQ	27.5	35.7	37.8	-
Working Capital	October 2010	6,75%	PEN	28.8	-	158.6	-
Bond 2011	December 2011	10,50%	USD	6.0	6.8	1,170.3	1,327.2
Bond 2013	September 2013	8,75%	USD	35.1	39.8	1,170.3	1,327.2
Import financing	January 2007	4,85% a 6,5%	USD	4.6	262.8	58.1	-
Acquisition of equipment	September 2011	7,5% a 8,45%	USD	70.5	-	341.3	-
Acquisition of equipment	January 2009	3,0% a 4,5%	UMBNDES	16.0	16.8	63.5	40.1
Notes - Série A	July 2008	6,56%	USD	-	-	379.2	-
Notes - Série B	July 2008	6,07%	CAD	-	-	100.6	-
Sênior Notes - BRI	June 2011	7,50%	CAD	-	-	178.6	-
Other	September 2007	8,36%	USD	37.6	41.0	75.3	54.5
				1,014.3	2,939.9	5,394.6	3,869.9
				1,209.4	3,443.1	5,994.2	4,367.6

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

(ii) Notes issued in the international market

The Company issued in September 2003 US$ 500 million in foreign securities (“Bond 2013”). These Notes incur 8.75% interest p.a., and will be amortized semi-annually from March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and its subsequent amendments. In addition, Bond 2013 was registered at the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

The Company issued in December 2001 US$ 500 million in foreign securities (“Bond 2011”). These Notes incur 10.5% interest p.a., amortized semi-annually from June 2002, with final maturity in December 2011. The Company registered Bond 2011 with the SEC on October 4, 2002.

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

On October 12, 2005, Labatt Canada entered into a forward loan agreement at the amount of CAD 1.2 billion with a syndicated banck, of which CAD 900 million a term loan and CAD 300 million in a revolving facility with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On December 31, 2005, the bankers’ acceptance average rate on the debt was 3.106% p.a. and the applicable margin was 0.35% per annum.

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement of US$ 162 million, represented by Series A Bank Notes (“Notes - Series A”) and CAD 50 million in Series B Bank Notes (“Notes - Series B”), contracted from a group of institutional investors. The Notes are subject to the following interest rates: (a) 6.56% p.a., over the portion in US dollars; and (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

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

The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

Description	2004	Provisions	Payments	Reversals	Reclassifications	Monetary restatement	2005

Indirect taxes:
ICMS and IPI (i)	312.4	505	(4.3)	(139.2)	-	2.2	221.6
PIS and COFINS (ii)	383.5	6.6	(3.4)	(41.0)	10.2	38.6	394,5
Labor claims (iii)	309.0	218.6	(55.7)	(109.9)	(*) (88.7)	5.0	278.3
Income tax and social contribution (iv)	71.3	7.9	-	(5.8)	-	(0.4)	73.0
Claims from distributors and resellers (v)	47.2	39.8	(9.1)	(34.0)	-	(0.1)	43.8
Others (vi)	119.5	37.0	(14.7)	(19.7)	(6.2)	1.1	117.0
Total accrued provision for contingencies	1,242,9	360.4	(87.2)	(349.6)	(84.7)	46.4	1,128.2

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

The Company has zero-rated IPI credits, totaling R$ 228.1 as of December 31, 2005 (R$ 228.1 on December 31, 2004), which was reclassified to the account "Other assets - other recoverable taxes and charges" of long-term assets, as mentioned in note 2 (o).

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

Recent environmental expenditures are as follows:

	Unaudited
Year ended December 31	Property, plant and equipment	Waste treatment	Total

2005	17.2	47.1	64.3
2004	12.9	36.1	49.0
2003	9.3	38.3	47.6

Budgeted environmental expenditures for the five-year period ending December 31, 2010 total approximately R$ 245.7 (unaudited).

14.	OTHER LIABILITIES

	2005	2004

Current liabilities:
Dividends payable	5.5	-
Deposits for returnable package (i)	79.1	84.4
Provision for restructuring (ii)	106.5	183.0
Provision for income tax contingency (Note 13 a (vii))	124.5	189.9
Deferred income from commodities swap and forward instruments	41.2	12.7
Marketing accounts payable	151.7	101.1
Provision for royalties payment	33.9	37.1
Accounts payable for repurchase of treasury shares	74.2	-
Other accounts payable	282.2	251.4
	898.8	859.6

Long-term liabilities:
Post-retirement benefits (Note 15b)	584.6	646.0
Deferred income tax and social contribution (Note 18 (b))	94.6	138.5
Deferred income from debt swap instruments	95.8	90.3
Other accounts payable	50.7	61.5
	825.7	936.3

(i)	These deposits are made by points of sale in Canada and at the time of the beer sale, as a guarantee on the returnable packaging, and they are given back when the bottles are returned.

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

	Labatt (i)	Labatt (ii)	AmBev (ii)	Total

Projected Benefit Obligation	2,307.6	310.4	113.4	2,731.4
Fair value of plan assets	(1,630.4)	-	-	(1,630.4)
Plan deficit	677.2	310.4	113.4	1,101.0
Non-amortized actuarial adjustments	(459.8)	(123.3)	(29.0)	(612.1)
Distributors’ plans (iii)	-	-	-	95.7
Total liabilities	217.4	187.1	84.4	584.6

(i)	Pension plan.

(ii)	Post-retirement benefit plan.

(iii)
The obligation referring to the distributors’ plan accounts for Labatt Canada’s pro rata participation under the obligations of these plans which will be financed by Labatt Canada by means of the allocation of services costs of these affiliated companies.

Change in the provision for employee benefits, according to the independent actuary’s report:

	AmBev	Labatt	Total

Balance on December 31, 2004	78.4	567.6	646.0
Financial charges	13.8	149.1	162.9
Foreign exchange variation	-	(50.5)	(50.5)
Transfer of provision to restructuring	-	14.1	14.1
Benefits paid	(7.8)	(180.1)	(187.9)
Balance on December 31, 2005	84.4	500.2	584.6

c) Welfare foundation - the FAHZ

The employees and retirees of the Company in Brazil receive health care and dental assistance from the FAHZ, one of our shareholders.

The changes in the provision for these benefits of FAHZ, based on independent actuarial reports, were as follows:

	2005	2004

January 1, 2004	177.0	163.5
Interest charges	40.5	30.6
Actuarial adjustment	-	3.3
Benefits paid	(23.9)	(20.4)
December 31, 2004	193.6	177.0

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

d) Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Annual percentage - in nominal terms
	AmBev		Labatt
	2005	2004	2005	2004

Discount rate	10.8	10.9	5.0	5.7
Expected long-term rate of return on assets	14.9	15.4	8.0	8.0
Increase in the remuneration factor	7.2	7.3	3.0	3.0
Increase in health care costs	7.2	7.3	-	4.0

16.	SHAREHOLDERS’ EQUITY

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

(iii) Share rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35 % of our net income determined under Brazilian GAAP, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity (item (e)). Preferred shares are entitled to a dividend premium of 10 % over that received by the common shareholders.

(iv) Share activity (in thousands of shares)

	2005	2004	2003

Preferred shares:
At beginning of year	32,719,497	22,801,455	22,824,827
Employee stock ownership plan purchases	-	55,727	259,007
Acquisition of Labatt	-	11,398,181	-
Stock warrants	-	-	489
Cancellation of shares	(1,342,846)	(1,535,866)	(282,868)
At end of year	31,376,651	32,719,497	22,801,455

Common shares:
At beginning of year	23,558,245	15,735,878	15,795,903
Labatt transaction	-	7,866,182	-
Stock warrants	-	-	25
Share bonus	10,941,151	-	-
Minorities from CBB	27	-	-
Cancellation of shares	-	(43,815)	(60,050)
At end of year	34,499,423	23,558,245	15,735,878

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

Activity in treasury shares during the year was as follows (in thousands):

	2005	2004	2003

Preferred shares:
At beginning of year	(1,589,604)	(520,153)	(273,684)
Repurchase of shares	530,615	(2,605,318)	(529,337)
Transfer to stock ownership plan	(257,993)	-	-
Cancellation of shares	1,342,846	1,535,867	282,868
At end of year	(519,380)	(1,589,604)	(520,153)

Common shares:
At beginning of year	(60,731)	(104,546)	(101,131)
Repurchase of shares	16,869	-	(63,464)
Transfer to stock ownership plan	(6,389)	-	-
Shares solf on MTO	60,731	-	-
Cancellation of shares	-	43,815	60,049
At end of year	(10,780)	(60,731)	(104,546)

d) Dividends and contributions

The determination of the dividend approved by the Board of Directors from net income for the year ended December 31 was as follows:

	2005		2004	2003

Net income for the year	1,545.7		1,161.5	1,411.6
Legal reserve (5%)	-	(i)	-	(70.6)
Dividend basis	1,545.7		1,161.5	1,341.0

Dividends:
Prepaid interim distribution as dividends	480.9		108.4	495.2
as interest attributed to shareholders’ equity	219.8		236.1	222.5
Supplemental dividends as dividends	75.4		424.6	54.6
as interest attributed to shareholders’ equity	524.2		558.1	226.1

Withholding tax on interest attributed to shareholders’ equity (generally 15%)	(111.6)		(119.3)	(67.3)
Total dividends, net of withholding tax	1,188.7		1,207.9	931.1

Percentage of dividends to dividend basis	76.9		103.9	69.4

Dividends per thousand shares outstanding at year-end, net of withholding tax (in whole reais) - R$:
Common	17.32	(ii)	20,86	23.15
Preferred	19.05	(ii)	22,95	25.46

(i)       We did not appropriate any amounts to our legal reserve since 2004, based on the provisions in Brazilian Corporation Law which determine that capital reserves may be limited to 30 % of the Company’s capital stock.

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

The summary of changes in shares included in the Plan for the years ended December 31, 2005 and 2004 is the following:

	2005	2004
Outstanding (in thousands of shares):
At beginning of year	651,036	733,689
Granted	-	9,000
Exercised	(264,382)	(55,727)
Stock-dividend	80,636	-
Cancelled	(29,169)	(35,926)
At year end - outstanding and exercisable	438,121	651,036
Shares available at end of each year that may be granted in the subsequent year	3,293,804	2,813,887

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The estimated fair value amounts of our derivatives exposures as of December 31, were as follows:

Financial instrument	2005	2004

Foreign currency:
R$/ US$	3,610.4	3,929.6
PEN/US$	210.7	-
ARS/US$	206.0	132.9
CAD /US$	240.5	299.0

Interest rate:
Floating LIBOR/ fixed LIBOR	-	55.7
CDI/Fixed interest rate	(186.3)	-
Fixed interest rate/ Canadian BA	367.1	943.2

Commodities:
Wheat	16.1	2.3
Aluminum	119.6	13.2
Sugar	31,5	60.3
	4,615.6	5,436.2

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

Had the Company recorded its financial liabilities at market values, it would have recorded an additional loss, before income taxes, of approximately R$ 523.4, on December 31, 2005 (loss of R$ 602.6 in 2004 and a gain of R$ 202.2 in 2003), as presented in the table below:

Financial liabilities	Book value	Market value	Difference

“Bonds” - AmBev 11 and AmBev 13	2,381.9	2,867.9	(486.0)
Series A Notes (i)	379.1	392.9	(13.8)
Series B Notes (ii)	100.6	104.7	(4.1)
Senior Notes - BRI (iii)	178.6	202.8	(24.2)
Other currency international financing (iv)	2,827.5	2,827.5	-
Financing in R$ (iv)	328.3	328.3	-
BNDES/FINEP/EGF (iv)	466.4	466.4	-
Res. 63/ Compror 63	541.1	536.4	4.7
	7,203.5	7,726.9	(523.4)

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

e) Financial income (expense)

	2005	2004	2003

Financial income:
Realized and unrealized gain from derivative instruments	-	-	21.6
Foreign exchange gains (losses) on investments	389.1	208.6	427.1
Financial income on cash equivalents	85.5	175.2	233.7
Interest on taxes, restricted deposits for legal proceedings	10.1	11.6	77.4
Income of action plan	7.6	34.4	-
Other	28.9	38.8	68.1
	521.2	468.6	827.9

Financial expenses:
Realized and unrealized losses from derivative instruments	(714.3)	(412.3)	-
Interest and charges on loans	(630.1)	(592.6)	(474.5)
Tax on financial transactions	(135.8)	(121.3)	(90.9)
Interest on contingencies and other	(65.3)	(54.0)	(95.4)
Other	(62.5)	(64.7)	(74.0)
	(1,607,9)	(1,244.9)	(734.8)
Total	(1,086.7)	(776.3)	93.1

18.	INCOME TAXES

a) Tax rates

Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (a federal tax on income) which, combined, provide a composite statutory rate of 34%. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

b) Income tax reconciliation

	2005	2004	2003

Income before income taxes, profit sharing and contributions and minority interest	2,576.8	1,829.5	1,864.2
Deduct: profit sharing and contributions	(202.8)	(152.4)	(23.6)
Income before taxes on income	2,374.0	1,677.1	1,840.6

Tax expense at statutory rates - 34%	(807.2)	(570.2)	(625.8)

	2005	2004	2003

Adjustments to derive effective benefit (expense):
Benefit from deductibility of interest attributed to shareholders’ equity	253.0	270.0	152.7
Tax losses carryforwards from previous years (i)	-	-	147.9
Non-taxable gains from tax incentives in subsidiaries (Note 2(x))	51.6	65.7	59.8
Realization of goodwill upon merger of subsidiary	-	(12.4)	37.1
Non-deductible losses on exclusive funds	-	(39.5)	-
Foreign earnings not subject to tax	(174.1)	(66.1)	(183.0)
Non-deductible goodwill amortization (ii)	(211.4)	(197.5)	(21.2)
Goodwill future profitability-CBB merger (iii)	103.4	-	-
Exchange rate variation on foreign subsidiaries	(44.3)	85.0	(6.8)
Other non-taxable income, net	(16.1)	(46.8)	13.2
Tax benefit (expense) per statement of operations	(845.1)	(511.8)	(426.1)

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

Composition of benefit (expense) of Income Tax and CSLL:

	2005	2004	2003

Current	(757.1)	(740.6)	(624.4)
Deferred	(88.0)	228.8	198.3
Total	(845.1)	(511.8)	(426.1)

The major components of the deferred tax asset and liability accounts are as follows:

	2005	2004

Long term assets
Tax losses carryforwards	896.9	1,049.2
Temporary differences:
Non-deductible provisions	422.7	491.3
Provision for interest attributed to shareholders’ equity (*)	-	190.0
Goodwill future profitability - Merger	132.6	-
Provision for restructuring	46.4	66.4
Provision for medical assistance benefits	165.9	194.8
Provision on employees profit sharing	47.8	35.2
Provision for losses on hedge	116.9	-
Provision for marketing and sales expenses	51.6	34.4
Other	161.2	155.3
	2,042.0	2,216.6
Long-term liabilities
Temporary differences
Accelerated depreciation	59.9	100.5
Other	34.7	38.0
	94.6	138.5

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

20.	OTHER OPERATING INCOME (EXPENSES), NET

	2005	2004	2003

Operating income:
Gain on tax incentive programs in subsidiaries	151.8	193.3	175.9
Foreign exchange and inflation accounting gains on subsidiaries abroad (i)	74.1	252.4	-
Recovery of taxes and contributions	52.6	14.2	24.6
Gain on the settlement of tax incentives	28.3	21.9	16.6
Other	3.6	22.9	23.5
	310.4	504.7	240.6

	2005	2004	2003

Operating expenses:
Amortization of goodwill (ii)	(1.342.9)	(803.6)	(252.4)
Foreign exchange and inflation accounting losses on subsidiaries abroad	-	-	(142.4)
Taxes on other income	(3.5)	(67.5)	(31.2)
Other	(39.4)	(54.5)	(54.7)
	(1,385.8)	(925.6)	(480.7)
Operating income (expenses), net	(1,075.4)	(420.9)	(240.1)

(i) Effect of the exchange variation over the investment in Labatt ApS.

(ii) The goodwill of Labatt Canada resulted in an amortization expense of R$ 923.4 (R$ 409.7 in the period between August 27, 2004 and December 31, 2004).

21.	NON-OPERATING INCOME (EXPENSES), NET

	2005	2004	2003
Non-operating income:
Reversal of provision for loss on property, plant and equipment	-	13.2	-
Gain on disposal of property, plant and equipment	24.9	53.5	38.5
Other	15.6	9.1	5.6
	40.5	75.8	44.1

Non-operating expenses:
Asset impairments, miscellaneous investment write-offs and other	(58.6)	(10.4)	(58.7)
Provision for restructuring	(114.9)	(198.7)	-
Loss of interest ownership in subsidiaries	(64.9)	(80.8)	(33.3)
Loss on disposal of property, plant and equipment	(19.0)	(97.8)	(25.8)
Other	(17.4)	(22.0)	(27.0)
	(274,8)	(409.7)	(144.8)
Non-operating income (expenses), net	(234,3)	(333.9)	(100.7)

22.	INSURANCE

At December 31, 2005, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

23.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP (restated)

a)	Description of the GAAP differences

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

Shareholders’ equity under US GAAP was increased by R$ 45.9, R$ 62.8 and R$ 120.1 at December 31, 2005, 2004 and 2003, respectively, due to the additional inflation restatement adjustments, net of depreciation.

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

The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

	2005	2004	2003
	(Restated)	(Restated)
Differences in net income:
The Labatt transaction:
US GAAP adjustments, net after tax	139.0	58.1	-
Depreciation of purchase accounting adjustments
allocated to tangible and intangible assets acquired	(63.1)	(23.5)	-
Employee future benefits	44.2	26.5	-
Income tax effect on purchase accounting adjustments	6.4	(1.0)
Goodwill adjustments	923.5	405.0	-
Cumulative translation adjustment	(164.5)	(75.3)	-
	885.5	389.8
The Quinsa transaction:
US GAAP adjustments, net after tax	45.5	(11.1)	-
Depreciation of purchase accounting adjustments
allocated to tangible and intangible assets acquired	(29.8)	(57.9)	(35.8)
Fair value adjustment of put option	(209.2)	(97.0)	(135.2)
Income tax effect on purchase accounting adjustments	81.3	43.4	-
Goodwill adjustments	168.9	268.5	84.8
Cumulative translation adjustment	97.0	76.6	157.1
	153.7	222.5	70.9

The Antarctica transaction:
Amortization of goodwill	35.3	84.7	84.7
Amortization of goodwill allocated to tangible assets
and deferred charges	49.4	-	-
Depreciation of purchase price adjustments	19.2	19.2	(12.2)
Amortization/write-off of US GAAP intangibles	(10.2)	(11.9)	(64.5)
	93.7	92.0	8.0

Other acquisitions (principally reversal of amortization)	30.8	21.8	24.6
Business combinations adjustments (Note 23 a(v))	1,163.7	726.0	103.5

	2005	2004	2003
	(Restated)	(Restated)
Differences in shareholders’ equity:
The Labatt transaction:
US GAAP Adjustments	2,405.2	2,624.5	-
Goodwill’s adjustments	(5,248.5)	(5,950.0)	-
Fair value adjustments of tangible and intangible assets	5,405.2	5,603.2	-
Employee future benefits	(229.2)	(277.5)	-
Cumulative translation adjustments	(54.0)	(306.7)	-
Income tax effect on adjustments	(1,734.6)	(1,784.0)	-
	544.1	(90.5)	-

The Quinsa transaction:
Fair value adjustment of tangible and intangible assets	(85.9)	20.6	(35.8)
Fair value adjustment of put option	(441.4)	(232.2)	(135.2)
Income tax effect on adjustment	(29.1)	(42.8)	-
Goodwill adjustments	556.6	244.0	84.8
Cumulative translation adjustment	11.5	12.2	(6.8)
	69.9	1.8	(93.0)

The Antarctica transaction:
Goodwill	28.6	(355.4)	(440.3)
Fair value of tangible and intangible assets	(174.8)	115.5	108.4
	(146.2)	(239.9)	(331.9)

Roll-up of Brahma minority shareholders	149.9	149.9	149.9
Other acquisitions	72.6	41.6	19.9
	222.3	191.5	169.8

Business combinations adjustments (Note 23 a(v))	690.1	(137.1)	(255.1)

•	The Labatt transaction

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

For Brazilian GAAP purposes, AmBev issued shares in an amount equivalent to the fair value of Labatt ApS. Goodwill arising from the acquisition of Labatt totalled R$ 16,383.3 at August 27, 2004.

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

The paragraph 17 criteria relevant to our identification of the acquiring entity were: (1) which group of former owners retained or acquired the larger portion of the voting rights in the combined entity (with consideration given to the existence of any unusual or special voting arrangements), (2) which group of owners has the ability to elect or appoint a voting majority of the governing body of the combined entity, (3) which entity’s senior management dominates the combined entity, and (4) which entity paid a premium over market value for the securities of the other entity. AmBev must identify the acquiring entity through an analysis of the specified factors under paragraph 17. The Company´s analysis of the relevant factors follows:

(i) InBev, the former shareholder of Labatt, acquired a majority of the voting interest in AmBev. However, two special voting arrangements exist. First, the Braco Group, comprised of former shareholders of AmBev before the transaction (Messrs. Lemann, Telles and Sicupira), became an interest holder in the Stichting and a party to the InBev Shareholders’ Agreement with the Interbrew Founding Families. Under this agreement, both the Braco Group and the Interbrew Founding Families have equal influence over the activities of the Stichting, which controls the manner in which InBev’s majority voting interest in AmBev is voted. Each of the Braco Group and the Interbrew Founding Families is entitled to appoint four members to the Stichting board of directors and four members to InBev’s board of directors (with the four to six remaining members of InBev’s board of directors being independent directors). Any action of the Stichting board of directors requires the affirmative vote of a majority of the directors present, including at least two directors appointed by the Braco Group and two directors appointed by the Interbrew Founding Families. All matters submitted to the approval of InBev's board of directors (including the appointment of AmBev board members) will be decided by a simple majority of the board. However, if during a board meeting it becomes apparent that the non-independent directors are deadlocked with respect to such matters, such non-independent directors will meet separately to try and reach a consensus. If consensus is not reached, then an alternating casting vote mechanism comes into play, and the Braco Group and the Interbrew Founding Families should flip a coin to determine which group of non-independent directors should cast the first casting vote.

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

Registered trademarks are not subject to amortization. Contractual agreements are subject to amortization over the contract term of 100 years.
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
Net earnings per thousand AmBev shares (R$):
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

The put option granted is recognized at fair value in our balance sheet as a non-current liability with changes in fair value, totaling R$ 209.2 in 2005 (R$ 97.0 in 2004), recognized in income as Financial expenses under US GAAP. The call option is recorded at cost and was tested for impairment at December 31, 2005. No impairment charge was recognized.

During 2005, Quinsa acquired from BAC 5.32% equity interest in QIB, resulting in a goodwill under Brazilian GAAP, as mentioned in note 2 (ab). Under US GAAP, as BAC is one of the controlling shareholders of Quinsa, the difference between the purchase price paid and the US GAAP book value of BAC´s investment in QIB was considered analogous to a dividend payment to BAC and thus reduced Quinsa’s equity under US GAAP.

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

Under US GAAP, the adjustment of depreciationmentioned in the preceding paragraph was recorded in a period over one year, this amount was recorded directly in income.

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

Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheets and statements of operations as of and for the years ended December 31, 2005 and 2004 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer’s Disclosures about Pensions and other Post-retirement Benefits, are as follows:

			Benefits other
	Pension benefits		than pension
	2005	2004	2005	2004
Change in benefit obligation:
Projected benefit obligation:
At beginning of year	2,602.0	360.7	632.8	338.5
Acquisition of Labatt	-	2,042.0	-	223.2
Plan participant’s contribution	4.8	1.5	-	-
Service cost	30.9	14.3	4.7	1.6
Interest cost	162.4	86.4	61.4	46.7
Net increase in notional account balance	0.1	-	-	-
Prior service cost	-	-	-	-
Actuarial loss	214.1	149.7	90.5	57.2
Translation loss	(196.6)	(32.4)	(21.3)	(3.5)
Gross benefits paid	(157.0)	(68.5)	(42.4)	(30.9)
Special termination benefits	34.8	42.0	-	-
Curtailments	(7.9)	2.9	0.7	-
Amendments	15.1	3.4	-	-

Projected benefit obligation at end of year	2,702.7	2,602.0	726.4	632.8

Accumulated benefit obligation	2,632.8	2,530.9

Change in plan assets
Fair value of plan assets
At beginning of year	2,230.9	501.6	-	-
Acquisition of Labatt	-	1,513.4	-	-
Actual return on plan assets	243.9	282.7	-	-
Employer contributions	137.5	69.6	10.6	4.0
Employee contributions	5.6	6.1
Actuarial loss (gain)	37.6	27.5	-	-
Translation loss	(142.1)	(24.0)	-	-
Gross benefits paid	(157.0)	(146.0)	(10.6)	(4.0)
Fair value of plan assets at end of year	2,356.4	2,230.9	-	-

Funded status at end of year	(346.3)	(371.1)	(726.4)	(632.8)
Unrecognized net
actuarial (gain) loss	54.4	(83.7)	303.6	223.6
Unrecognized prior service cost	37.0	28.5	-	-
Unrecognized net transition obligation	-	-	11.5	13.1
Net amount recognized at end of year	(254.9)	(426.3)	(411.3)	(396.1)

Short-term	(221.3)	-	(12.4)	-
Long-term	(241.1)	(442.5)	(398.9)	(396.1)
Intangible assets	13.7	-	-	-
Other comprehensive income	193.8	16.2	-	-
Net amount recognized at end of year	(254.9)	(426.3)	(411.3)	(396.1)

The charge in the statement of operations is comprised as follows:

	Pension benefits			Benefits other than pension
	2005	2004	2003	2005	2004	2003
Components of net periodic benefit cost
Service cost	30.9	14.3	3.1	4.8	1.6	-
Interest cost	162.4	86.4	45.0	61.4	46.7	33.5
Expected return on assets	(212.8)	(113.0)	(80.1)	-	-	-
Amortization of:
Transition obligation (asset)		0.2	0.6	1.5	1.5	1.5
Prior service cost	6.6	4.9	4.9	-	-	-
Actuarial (gain) loss	(8.1)	(2.5)	(5.6)	9.0	7.5	4.1
Employee contributions	(0.7)	(0.8)	(0.9)	-	-	-
Termination benefits	34.8	42.0	-	-	-	-
Settlement	0.8	-	-	0.7	-	-
Curtailment cost	-	2.9	-	-	-	-
Total net periodic benefit cost (benefit)	13.9	34.4	(33.0)	77.4	57.3	39.1

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

AmBev and Labatt’s Plans	One-percentage-point increase			One-percentage-point decrease
	2005	2004	2003	2005	2004	2003
Sensitivity of retiree welfare results
On total service and interest cost components	5.1/3.6	5.2/1.3	4.5	(4.4)/(3.0)	(4.4)/(1.0)	(3.8)

On post-retirement benefit obligation	43.2/47.9	40.0/12.8	35.1	(36.9)/(41.4)	(34.1)/(11.3)	(29.7)

Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 117.4 in 2005, R$ 95.8 in 2004 and R$ 77.1 in 2003.

Under US GAAP we recognized an additional pension plan asset of R$ 140.0 in 2005, R$ 91.8 in 2004 and R$ 66.3 in 2003, respectively.

AmBev’s pension plan weighted-average assets allocation at December 31, 2005 and 2004, by asset category, is as follows:

	Labatt				AmBev
	Quebec Plan	National and salaried Plans	Quebec Plan	National and salaried Plans
	2005	2005	2004	2004	2005	2004
Fixed Income	40%	35%	41%	36%	78%	62%
Real estate	-	-	-	-	5%	5%
Equity securities	60%	65%	59%	64%	17%	33%
Total	100%	100%	100%	100%	100%	100%

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

Assumptions applied were as follows:

(i) Weighted average assumptions to determine benefit obligations for years ended December 31, 2005 and 2004:

	Labatt				AmBev
	Pension benefits		Benefits other than pension		Pension benefits		Benefits other than pension
	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.0%	5.7%	5.0%	5.7%	10.8%	10.9%	10.8%	10.9%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	4.1%	4.1%	4.1%	4.1%
Rate of compensation increase	3.0%	3.0%	-	-	7.2%	7.3%	-	-
Health care cost trend on covered charges	-	-	9.5%	10.0%	-	-	7.1%	7.3%

(ii) Weighted average assumptions to determine net periodic benefit cost for years ended December 31, 2005 and 2004:

	Labatt				AmBev
	Pension benefits		Benefits other than pension		Pension benefits		Benefits other than pension
	2005	2004	2005	2004	2005	2004	2005	2004

Discount rate	5.7%	6.2%	5.7%	6.2%	10.8%	10.9%	10.8%	10.9%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	4.1%	4.1%	4.1%	4.1%
Expected return long-term rate of return on plan assets (i)	8.0%	8.0%	-	-	14.9%	15.0%	-	-
Rate of compensation increase	3.0%	3.0%	-	-	7.2%	7.3%	-	-
Health care cost trend on covered charges	-	-	9.5%	10.0%	7.2%	-	7.2%	7.3%

(i) The overall expected long-term rate of return on assets was calculatde based on the contractual rates (fixed income and real state) or historical return for equity securities.

Expected cash flows:

Information about the expected benefit payments for the Company’s defined benefit plan and other post-retirement benefits is as follows:

	AmBev’s Plans
			Benefits
	Labatt’s	Pension	other than
	plans	Benefits	pension	Total

2006	115.3	33.1	35.3	183.7
2007	120.1	32.9	37.4	190.4
2008	124.9	31.6	39.2	195.7
2009	130.3	32.4	40.9	203.6
2010	135.8	32.1	42.6	210.5
2011-2015	751.1	153.2	234.6	1,138.9
	1,377.5	315.3	430.0	2,122.8

The Company’s contributions expected to be paid during the year end December 31, 2006 is R$ 307.0.

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

Under US GAAP

	2005			2004			2003
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total
	(Restated)	(Restated)		(Restated)	(Restated)
Basic numerator:
Actual dividends declared	1,296.5	986.2	2,282.7	307.9	250.4	558.3	535.2	413.6	948.8
Basic allocated undistributed earnings	243.3	185.0	428.3	504.2	410.2	914.4	417.7	322.9	740.6
Allocated net income available for common and preferred shareholders	1,539.8	1,171.2	2,711.0	812.1	660.6	1,472.7	952.9	736.5	1,689.4
Basic denominator (in thousand of shares):
Weighted average shares - AmBev	30,970,863	29,909,181	60,880,045	25,375,493	26,139,315	51,514,808	22,371,249	22,421,904	44,793,153
Weighted average shares held by FAHZ	(395,898)	(4,324,925)	(4,720,823)	(405,072)	(3,794,205)	(4,199,277)	(419,053)	(3,757,548)	(4,176,601)
Weighted average outstanding shares, net	30,574,965	25,584,256	56,159,222	24,970,421	22,345,110	47,315,531	21,952,196	18,664,356	40,616,552
Basic earnings per thousand shares - US GAAP (*) (whole reais) - R$	50.36	45.78		32.52	29.56		43.41	39.46
Diluted numerator:
Actual dividends declared	1,298.7	984.0	2,282.7	308.8	249.5	558.3	537.2	411.6	948.8
Diluted allocated undistributed earnings	243.7	184.6	428.3	505.7	408.7	914.4	419.3	321.3	740.6
Allocated net income available for common and preferred shareholders	1,542.4	1,168.6	2,711.0	814.5	658.2	1,472.7	956.5	732.9	1,689.4
Diluted denominator:
Stock ownership plan	124,370	-	124,370	216,156	-	216,156	250,579		250,579
Diluted weighted average shares (in thousands)	30,699,336	25,584,256	56,283,592	25,186,577	22,388,341	47,574,918	22,202,775	18,714,472	40.917,247
Diluted earnings per thousand shares - US GAAP (*) (whole reais) - R$	50.24	45.68		32.34	29.40		43.08	39.16

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

For reconciliation purposes, additional charges were recognized under US GAAP in the amounts of R$ 85.6 in 2005, R$ 14.3 in 2004 and R$ 32.0 in 2003.

(xiii) Advances to employees for purchase of shares

Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and interest accrued is credited to income.

Under US GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders’ equity.

For reconciliation purposes, shareholders’ equity is reduced under US GAAP by R$ 114.9 in 2005, R$ 175.2 in 2004 and R$ 234.7 in 2003.

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

For purposes of the reconciliation, we have recorded unrealized gain totaling R$ 11.0 in income under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2005 (Unrealized (losses) gains of R$ (199.0) in 2004 and R$ 153.8 in 2003).

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

Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in income. During 2005, we recorded the amount of R$ 2.6.

Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders’ equity as Other comprehensive income (loss). At December 31, 2005, the amount of R$ 0.5 was recorded in Other comprehensive income as Unrealized gain from available-for-sale debt securities (R$ 17.7 in 2004).

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

•
Under Brazilian GAAP, shipping and handling costs, representing R$ 499.9, R$ 409.2 and R$ 324.1, for the years ended December 31, 2005, 2004, and 2003, respectively, are expensed as incurred and classified as selling expenses in the statement of operations. Under US GAAP, pursuant to the requirements of Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

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

•
Under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate price and foreign exchange risks on purchase of raw material, designated as hedge instruments are deferred and recognized in the statement of operations as Cost of sales upon realization. For US GAAP, as these instruments do not meet the qualifying criteria for hedge accounting under SFAS No. 133 for the years ended December 31, 2004 and 2003, gains or losses, due to changes in fair value of swaps, were recorded as Financial income or Financial expense. The total amount reclassified were R$ 14.0 and R$ 82.3, for the years ended December 31, 2004 and 2003, respectively.

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

b) Reconciliation of the differences between Brazilian GAAP and US GAAP

(i) Net income

	Ref. Note
	23(a)		2005	2004	2003
			(Restated)	(Restated)

Net income under Brazilian GAAP			1,545.7	1,161.5	1,411.6
Depreciation of additional indexation of property and equipment from 1995 to 1997	(i	)	(16.9)	(57.3)	(10.8)
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii	)	(8.4)	(6.2)	(10.7)
Capitalized interest, net of amortization	(iii	)	(0.7)	3.3	(0.5)
Deferred charges, net of amortization	(iv	)	43.9	(5.7)	36.4
Business combination adjustments	(v	)	1,163.7	726.0	103.5
FAHZ net assets	(vi	)	(44.4)	(34.0)	(16.7)
Pension plan	(vii	)	48.2	25.5	33.5
Other post-retirement benefits	(vii	)	(21.6)	(18.7)	2.6
Foreign exchange gain (loss) from translation of foreign subsidiaries	(ix	)	60.1	(245.2)	52.6
Recognition of Pepsi tax assets	(x	)	-	-	(148.0)
Compensation expense from employee stock ownership plan	(xii	)	(85.6)	(14.3)	(32.0)
Fair value adjustment on derivative instruments	(xiv	)	11.0	(199.0)	153.8
Fair value adjustment on trading securities	(xv	)	2.6	(6.5)	6.5
Realized gains from sale of available-for-sale securities			-	43.7	-
Minority interest on adjustments above			8.7	-	4.8
Tax incentive			57.9	-	-
Deferred income tax on adjustments above			(53.2)	99.6	102.8
Net income under US GAAP			2,711.0	1,472.7	1,689.4

(ii) Shareholders’ equity

	Ref. Note
	23(a)		2005	2004	2003
			(Restated)	(Restated)

Shareholders’ equity under Brazilian GAAP			19,867.3	16,995.9	4,308.2
Additional indexation of property and equipment from 1995 to 1997, net	(i	)	45.9	62.8	120.1
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii	)	(21.4)	(13.0)	(116.0)
Capitalized interest, net of amortization	(iii	)	10.2	10.9	7.6
Reversal of deferred charges	(iv	)	(100.1)	(143.9)	(138.2)
Business combination adjustment	(v	)	690.1	(137.1)	(255.1)
FAHZ net assets	(vi	)	292.9	333.6	342.9
Pension plan	(vii	)	140.0	91.8	66.3
Other post-retirement benefits	(vii	)	(117.4)	(95.8)	(77.1)
Reversal of dividends not yet declared	(xi	)	9.8	992.9	280.2
Advances to employees for purchase of shares	(xiii	)	(114.9)	(175.2)	(234.7)
Fair value adjustment on derivative instruments	(xiv	)	14.4	3.4	158.7
Unrealized loss on derivative instruments	(xv	)	(34.4)	-	-
Unrealized gain on available for sale securities	(xv	)	17.2	17.7	43.7
Fair value adjustment on trading securities			2.6	-	6.5
Minority interest on adjustments above			8.7	-	-
Deferred income tax on adjustments above			(109.0)	(67.7)	(130.2)
Shareholders’ equity under US GAAP			20,601.9	17,876.3	4,382.9

c) US GAAP supplementary information

(i) Property, plant and equipment

	2005	2004
	(Restated)	(Restated)

Property, plant and equipment	9,604.0	11,375.0
Accumulated depreciation	(5,408.7)	(6,924.7)
Property, plant and equipment, net	4,195.3	4,450.3

(ii) Recent US GAAP accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs-an amendment of ARB No. 43. The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

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

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, (FAS-123R). This statement replaces FAS-123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FAS-95, Statement of Cash Flows. FAS-123R requires companies to apply a fair-value-based measurement method in accounting for shared-based payment transactions with employees and to record compensation cost for all stock awards granted after the required effective date and for awards modified, repurchased, or cancelled after that date. The scope of FAS-123R encompasses a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R will be effective for the Company’s fiscal year ending December 31, 2007 The Company is currently evaluating the effect that FAS-123R will have on its financial position and results of operations .

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

In July 2005, the FASB issued FSP No. APB 18-1, Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.
(iv) Additional information - stock ownership plan

	2005	2004

Range of purchase prices for outstanding awards	96.19 - 568.65	70.93 - 568.65
Weighted average market price per share (based on quoted market value at date of grant) for awards granted during the year	-	670.17
Weighted average exercise price of awards granted in the year	-	568.65
Weighted average grant-date intrinsic value of awards granted during year (difference between quoted market price and purchase price)	-	101.52
Weighted average purchase prices
At beginning of year	431.03	421.09
Granted	-	568.65
Exercised	380.13	289.75
Forfeited	471.37	431.20
At end of year	509.57	431.03

Outstanding and exercisable

Range of 2003	Number of shares (thousands)			Weighted average purchase prices (*)
purchase prices (*)	2005	2004	2003	2005	2004	2003

70.93 - 96.18	-	9,955	16,420	-	94.34	91.21
96.19 - 139.24	642	5,573	8,100	122.97	139.24	139.24
139.25 - 196.93	-	16,466	23,997	-	184.62	184.62
196.94 - 226.74	13,503	79,584	97,094	204.03	96.12	212.94
226.75 - 477.30	-	159,123	194,652	-	474.53	474.05
477.31 - 494.87	8,584	371,335	393,426	489.03	480.13	480.25
494.88 - 568.65	342,371	9,000	-	522.86	568.65	-
	365,100	651,036	733,689	509.57	431.03	421.09

(*) Expressed in whole reais - R$.

(v) Pro forma fair value effects of stock ownership plan

We have calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

	2005	2004	2003
	(Restated)	(Restated)

Net income - US GAAP	2,711.0	1,472.7	1,689.4
(+) Compensation cost under APB 25	85.5	14.2	32.0
(-) Compensation cost under SFAS No. 123	(26.5)	(27.4)	(57.4)
	2,770.0	1,459.5	1,664.0
Earnings per thousand shares - pro forma (whole reais) - R$:
Basic:
Preferred	51.46	32.23	42.75
Common	46.78	29.30	38.87
Diluted:
Preferred	51.34	32.05	42.43
Common	46.67	29.14	38.57

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

	2005	2004	2003

Fair value of awards granted in the year measured using the Black & Scholes pricing model (R$ per thousand shares)	-	307.7	337.8
Total fair value of awards granted in the year	-	2.8	130.4

d) US GAAP condensed financial information

Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders’ equity under US GAAP have been recast in condensed format as follows:

(i) Condensed balance sheets under US GAAP

Assets	2005	2004
	(Restated)	(Restated)

Current assets:
Cash and cash equivalents	620.0	1,092.4
Restricted cash	256.1	274.8
Short term investments	242.7	212.1
Trade accounts receivable, net	1,289.3	1,292.0
Recoverable tax	518.2	650.1
Inventories	1,018.9	1,091.4
Other	628.7	602.3
	4,573.9	5,215.1

Investments:
Investment in affiliates, including goodwill	1,894.4	1,876.8
Other	146.0	101.8
	2,040.4	1,978.6

Intangible assets
Goodwill	13,467.7	13,475.2
Other intangible assets	5,379.4	5,861.0
	18,847.1	19,336.2

Property, plant and equipment, net	4,195.3	4,450.3

Other assets:
Recoverable sales and income tax	130.8	134.2
Deferred income tax	4,660.5	2,100.7
Prepaid pension cost	112.0	112.4
Restricted deposits for legal proceedings	480.7	407.1
Assets held for sale	104.2	113.3
Other	302.6	221.1
Total assets	35,447.5	34,069.0

Liabilities and shareholders’ equity	2005	2004
	(Restated)	(Restated)

Current liabilities:
Suppliers	1,255.4	801.0
Taxes on income payable	89.8	609.7
Other taxes payable	1,162.8	1,148.2
Short-term debt	859.7	3,052.1
Current portion of long-term debt	211.1	216.1
Other	1,114.4	1,423.7
	4,693.2	7,250.8

Long-term liabilities:
Long-term debt	5,421.7	4,000.5
Accrued liability for contingencies	1,151.1	1,246.1
Sales tax deferrals	352.6	275.7
Post-retirement benefits	1,060.8	1,340.7
Other	2,118.0	1,959.6
	10,104.2	8,822.6

Minority interest	48.2	119.3
Shareholders’ equity	20,601.9	17,876.3
Total liabilities and shareholders’ equity	35,447.5	34,069.0

(ii) Condensed statements of operations under US GAAP

	2005	2004	2003
	(Restated)	(Restated)

Net sales	14,836.7	10,936.7	7,929.4
Cost of sales	(5,816.0)	(4,796.7)	(3,997.1)
Gross profit	9,020.7	6,140.0	3,932.3

Operating income (expenses):
Selling and marketing	(2,723.5)	(1,821.1)	(989.7)
General and administrative	(1,927.3)	(1,304.7)	(790.4)
Other operating expense, net	108.4	(157.6)	(114.0)
	4,478.3	2,856.6	2,038.2

Non-operating income (expenses)
Financial income (expenses), net	(1,166.0)	(961.4)	86.8
Other non-operating expense, net	(183.8)	(250.3)	(101.8)
	(1,349.8)	(1,211.7)	(15.0)

Income before income tax, equity in affiliates and minority interest	3,128.5	1,644.9	2,023.2

Income tax benefit (expense):
Current	(691.8)	(230.9)	(652.3)
Deferred	61.6	(20.0)	153.1
	(630.2)	(250.9)	(499.2)

Income before equity in affiliates and minority interest	2,498.3	1,394.0	1,524.0

Equity in earnings of affiliates	170.8	68.1	155.8
Minority interest	41.9	10.6	9.6

Net income	2,711.0	1,472.7	1,689.4

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

	2005	2004	2003
	(Restated)	(Restated)

Net income	2,711.0	1,472.7	1,689.4
Unrealized gains on available for sale securities, net of tax	(0.3)	(17.2)	28.8
Unrealized loss on derivative instruments, net of tax	(22.8)	-	-
Foreign exchange gain (loss) from translation of foreign subsidiaries	(396.5)	(102.2)	(216.4)
Other comprehensive income	(419.6)	(119.4)	(187.6)

Comprehensive income	2,291.4	1,353.3	1,501.8

(iv) Condensed statement of changes in shareholders’ equity under US GAAP

	2005	2004	2003
	(Restated)	(Restated)

At beginning of the year	17,876.3	4,382.9	3,960.6
Capital increase	1,920.7	14,261.8	77.4
Treasury shares acquired	(515.2)	(1,639.6)	(330.7)
Transfer/Cancel shares	1,165.6	-	-
Additional paid-in capital	85.5	14.2	32.5
Premium received on sale of options	-	2.5	-
Repayments (advances) to employees for purchase of shares	60.3	59.5	90.1
Other comprehensive income	(419.6)	(119.4)	(187.6)
Net income	2,711.0	1,472.7	1,689.4
Dividends and interest attributed to shareholders’ equity declared	(2,282.7)	(558.3)	(948.8)
At end of the year	20,601.9	17,876.3	4,382.9

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

	2005	2004	2003

Net sales:
Beer	8,119.1	6,907.4	6,114.6
Carbonated soft drinks and NANC	1,648.7	1,462.8	1,332.1
Other	135.0	155.7	191.0
AmBev Brazil	9,902.8	8,525.9	7,637.7
Quinsa	1,299.9	1,153.0	773.7
HILA - Ex	780.4	769.1	272.4
North America	3,975.5	1,558.8	-
Total consolidated	15,958.6	12,006.8	8,683.8

Cost of sales:
Beer	(2,575.3)	(2,467.0)	(2,503.6)
Carbonated soft drinks and NANC	(851.7)	(820.5)	(887.3)
Other	(61.9)	(81.1)	(118.6)
AmBev Brazil	(3,488.9)	(3,368.6)	(3,509.5)
Quinsa	(536.7)	(510.3)	(387.3)
HILA - Ex	(416.4)	(399.2)	(147.5)
North America	(1,300.3)	(502.4)	-
Total consolidated	(5,742.3)	(4,780.5)	(4,044.2)

	2005	2004	2003
Selling, marketing and distribution expenses:
Beer	(1,516.1)	(1,354.4)	(1,014.4)
Carbonated soft drinks and NANC	(289.9)	(232.4)	(218.7)
AmBev Brazil	(1,806.0)	(1,586.9)	(1,233.1)
Quinsa	(234.9)	(210.8)	(159.8)
HILA - Ex	(291.0)	(215.4)	(102.8)
North America	(1,168.0)	(438.6)	-
Total consolidated	(3,499.9)	(2,451.7)	(1,495.7)

General and administrative expenses:
Beer	(445.2)	(372.7)	(328.1)
Carbonated soft drinks and NANC	(16.4)	(14.0)	(16.2)
Other	(3.1)	(2.9)	(4.2)
AmBev Brazil	(464.7)	(389.6)	(348.5)
Quinsa	(49.4)	(50.0)	(38.4)
HILA - Ex	(92.8)	(80.2)	(30.9)
North America	(223.8)	(98.1)	-
Total consolidated	(830.7)	(617.9)	(417.9)
	2005	2004	2003

Depreciation and amortization expenses (*):
Beer	(507.8)	(330.7)	(339.1)
Carbonated soft drinks and NANC	(163.8)	(109.5)	(16.7)
Other	-	-	(4.1)
AmBev Brazil	(671.6)	(440.2)	(359.9)
Quinsa	(40.1)	(42.8)	(31.6)
HILA - Ex	(56.4)	(39.2)	(28.5)
North America	(74.9)	(19.3)	-
Total consolidated	(843.0)	(541.5)	(420.0)

Less:
Provisions for contingencies and other	(71.5)	(260.2)	(187.9)
Other operating expenses, net	(1,075.4)	(420.9)	(240.1)
Financial income (expense), net	(1,086.7)	(776.4)	93.1
Non-operating expenses, net	(234.3)	(333.9)	(100.7)
Income tax expenses, net	(845.1)	(511.8)	(426.1)
Profit sharing and contributions	(202.8)	(152.4)	(23.6)
Minority interest	16.8	(3.7)	(2.9)
Equity in results of Quinsa (proportionally consolidated)	2.0	5.6	(6.2)
Net income	1,545.7	1,161.5	1,411.6

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

	2005	2004

Total property, plant and equipment:
AmBev Brazil	2,746.4	2,590.0
Quinsa	770.4	750.1
HILA - Ex	748.2	951.5
North America	1,139.6	1,240.1
	5,404.6	5,531.7
Total segment assets:
Beer	9,129.8	7,371.7
Carbonated soft drinks and NANC	3,358.6	2,237.5
Other	709.1	786.6
Quinsa	1,818.1	942.7
HILA - Ex	1,230.0	1,744.1
North America	2,895.9	4,663.8
General corporate assets	14,351.3	15,270.1
Total assets	33,492,8	33,016.5

Total assets by location:
Brazil	27,548.8	25,665.9
Quinsa	1,818.1	942.7
HILA - Ex	1,230.0	1,744.1
North America	2,895.9	4,663.8
Total assets	33,492,8	33,016.5

(*)	Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

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

(iii) Public issuance of debentures

The Board of Directors approved on June 8, 2006, a public distribution of nominative, book entry, non-share convertible, subordinated debentures ("Debentures") in the amount of up to R$2.6 billion.

The resources obtained by AmBev from the issuance of the Debentures will be used as payment for the acquisition of the Quinsa shares held by BAC, in accordance with what was informed by means of a Notice to Shareholders published on April 13, 2006 (See (i) above).

Alternatively, if said resources are not employed totally or partially to this end, they will be applied towards the liquidation of short-term debt, the implementation of investment plans and the working capital of the Issuer.

26.
RESTATEMENT OF RECONCILIATION OF ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US GAAP) AND CONDENSED FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH US GAAP.

Subsequent to the issuance of the Company’s 2005 consolidated financial statements, the Company’s management determined that the transactions described in Note 23 (a) had not been correctly accounted for under US GAAP for the years ended December 31, 2004 and 2005. As a result, the reconciliation of accounting practices adopted in Brazil with accounting principles generally accepted in the United States of America and the condensed financial information prepared in accordance with US GAAP included in Note 23 have been restated.

The line items impacted by the corrections to the reconciliations of net income and shareholders equity in 2004 and 2005 are as follows:

(a) Net income

			2004
	Ref . Note 26		As Originally Reported	Restated	Effect of Change

Depreciation of additional indexation of property and equipment from 1995 to 1997	(ii	)	(9.6)	(57.3)	(47.7)
Business combination adjustments	(i, iii, iv	)	569.5	693.0	123.5
Deferred income tax on adjustments above	(v	)	127.7	132.6	4.9
Net income under US GAAP			1,392.0	1,472.7	80.7

Earnings per thousand shares - Basic
Preferred			30.74	32.52
Common			27.94	29.56

Earnings per thousand shares - Dilluted
Preferred			30.57	32.34
Common			27.79	29.40

			2005
	Ref . Note 26		As Originally Reported	Restated	Effect of Change

Depreciation of additional indexation of property and equipment from 1995 to 1997	(ii	)	(10.4)	(16.9)	(6.5)
Business combination adjustments	(i, iii, iv	)	1,212.3	1,092.6	(119.7)
Deferred income tax on adjustments above	(v	)	30.9	17.9	(13.0)
Net income under US GAAP			2,850.2	2,711.0	(139.2)

Earnings per thousand shares - Basic
Preferred			52.95	50.36
Common			48.13	45.78

Earnings per thousand shares - Dilluted
Preferred			52.82	50.24
Common			48.02	45.68

(b) Shareholders’ equity

			2004
	Ref . Note 26		As Originally Reported	Restated	Effect of Change

Additional indexation of property and equipment from 1995 to 1997, net	(ii	)	110.4	62.8	(47.6)
Business combination adjustments	(i, iii, iv	)	(414.8)	(216.0)	198.8
Deferred income tax on adjustments above	(v	)	6.5	11.3	4.8
Shareholders’ equity under US GAAP			17,720.3	17,876.3	156.0

			2005
	Ref . Note 26		As Originally Reported	Restated	Effect of Change

Additional indexation of property and equipment from 1995 to 1997, net	(ii	)	100.0	45.9	(54.1)
Business combination adjustments	(i, iii, iv	)	296.6	540.1	243.5
Deferred income tax on adjustments above	(v	)	49.1	40.9	(8.2)
Shareholders’ equity under US GAAP			20,420.6	20,601.9	181.3

The line items in the condensed financial information impacted by the corrections in 2004 and 2005 are as follows:

			2004
	Ref . Note 26		As Originally Reported	Restated	Effect of Change
Condensed balance sheet under US GAAP
Investment in affiliates, including goodwill	(i	)	1,711.4	1,876.8	165.4
Property, plant and equipment, net	(ii	)	4,497.9	4,450.3	(47.6)
Deferred income tax	(v	)	2,095.8	2,100.6	4.8
Total assets			33,946.4	34,069.0	122.6

Other long-term liabilities	(iii	)	1,993.0	1,959.7	(33.4)
Total shareholders’ equity	(iv	)	17,720.3	17,876.3	156.0
Total liabilities and shareholders’ equity			33,946.4	34,069.0	122.6

			2005
	Ref . Note 26		As Originally Reported	Restated	Effect of Change
Condensed balance sheet under US GAAP
Investment in affiliates, including goodwill	(i	)	1,729.0	1,894.4	165.4
Property, plant and equipment	(ii	)	4,249.4	4,195.3	(54.1)
Deferred income tax	(v	)	4,668.7	4,660.5	(8.2)
Total assets			35,344.4	35,447.5	103.1

Other long-term liabilities	(iii	)	2,196.2	2,118.0	(78.1)
Total shareholders’ equity	(iv	)	20,420.6	20,601.9	181.3
Total liabilities and shareholders’ equity			35,344.4	35,447.5	103.1

	2004
Condensed statement of changes in shareholders’ equity	Ref . Note 26	As Originally Reported	Restated	Effect of Change

At beginning of the year		4,382.9	4,382.9
Other equity transactions		12,140.1	12,140.1
Other comprehensive income		(194.7)	(119.4)	75.3
Net income		1,392.0	1,472.7	80.7
At end of the year		17,720.3	17,876.3	156.0

	2005
	Ref . Note 26	As Originally Reported	Restated	Effect of Change

At beginning of the year		17,720.3	17,876.3	156.0
Other equity transactions		434.2	434.2
Other comprehensive income		(584.1)	(419.6)	164.5
Net income		2,850.2	2,711.0	(139.2)
At end of the year		20,420.6	20,601.9	181.3

	2004
Condensed statement of comprehensive income	Ref . Note 26	As Originally Reported	Restated	Effect of Change

Net income		1,392.0	1,472.7	80.7
Foreign exchange gain (loss) from translation of foreign subsidiaries		(177.5)	(102.2)	75.3
Other		(17.2)	(17.2)
Other comprehensive income		(194.7)	(119.4)	75.3

Comprehensive Income		1,197.3	1,353.3	156.0

	2005
Condensed statement of comprehensive income	Ref . Note 26	As Originally Reported	Restated	Effect of Change

Net income		2,850.2	2,711.0	(139.2)
Foreign exchange gain (loss) from translation of foreign subsidiaries		(561.0)	(396.5)	164.5
Other		(23.1)	(23.1)
Other comprehensive income		(584.1)	(419.6)	164.5

Comprehensive Income		2,266.1	2,291.4	25.3

(i) Investment in affiliates, including goodwill: As disclosed in Note 2(ab), Quinsa has been repurchasing its shares in the market, increasing our interest on outstanding Quinsa’s shares. The Company did not apply the purchase accounting method for this acquisition, as required by the provisions of APB 18 and charged the difference between the consideration paid and the net assets acquired, in the amount of R$ 165.4 in net income as “other non operating expenses”. In accordance with APB 18 paragraph 19 (b), investee transactions of a capital nature that affect the investor’s share of the investee’s stockholders equity shall be accounted for as if the investee were a consolidated subsidiary. As a result, the R$ 165.4 charge should have been reported as goodwill in 2004 under US GAAP.

(ii) Property, plant and equipment, net: We have restated our depreciation charge for 2004 and 2005 by additional expenses of R$47.6 and R$6.5, respectively to proper reflect the depreciation of our US GAAP adjustment. The cumulative impact in our US GAAP shareholders’s equity was a positive effect of R$ 47.6 and R$ 54.1 in 2004 and 2005, respectively.

(iii) Put option liability: As disclosed in Note 23 (a) (v), in connection with the Quinsa business combination, the Company has an obligation to sell AmBev shares to BAC under certain circumstances. This put option liability was overstated in 2004 and 2005 as a result of a calculation error. The cumulative impact in our US GAAP shareholders’s equity was a positive effect of R$ 33.4 and R$ 78.1 in 2004 and 2005, respectively. The impact in our net financial expenses for 2004 and 2005 was a reduction by R$ 33.4 and R$ 44.7, respectively.

 (iv) Translation adjustment from our investment in Labatt: Under BR GAAP, translation gains or losses are recorded in current earnings as other operating income. For US  GAAP purposes, we reclassify these adjustments to a Cumulative translation adjustment (CTA) account in shareholders’ equity. In the case of the translation effects related to our investment in Labatt, this reclassification was inadvertently not done. Accordingly we have restated our 2004 and 2005 net income for US GAAP purposes to  reverse the translation gain arising from our investment in Labatt to our CTA reserve by R$ 75.3 and R$ 164.4, respectively.

(v) The aforementioned adjustments (i) and (iii) also resulted in our income tax expense in 2004 and 2005 being restated by R$ 4.8 and R$ (13.0), respectively. The cumulative impact in our US GAAP shareholders’s equity was a positive effect of R$ 4.8 and R$ (8.2) in 2004 and 2005, respectively.

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

Date: July 5, 2007