Form 20-F
period 2006-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2007-07-09
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-1519

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Exact name of Registrant as specified in its charter)

American Beverage Company - AmBev
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

34,466,344,933 Common Shares

29,253,047,729 Preferred Shares

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No☒

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (“ADSs”) of Companhia de Bebidas das Américas — AmBev evidenced by American Depositary Receipts (“ADRs”) representing 100 preferred shares of AmBev and ADSs evidenced by ADRs representing 100 common shares of AmBev, the U.S.$500 million 10.5% notes due 2011 of AmBev (the “2011 notes”) and the U.S.$500 million 8.75% notes due 2013 of AmBev (the “2013 notes”, and together with the “2011 notes”, the “notes”).

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “AmBev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - AmBev and its subsidiaries.

ACCOUNTING PERIODS AND PRINCIPLES

We have prepared our audited annual consolidated financial statements as of December 31, 2006, 2005 and 2004, and for the three years ended December 31, 2006 in Brazilian Reais in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on Brazilian Corporate Law (Law No. 6,404 of December 15, 1976, as amended, which we refer to as “Brazilian Corporate Law”), the rules and regulations issued by the Comissão de Valores Mobiliários (“CVM”), the Brazilian Securities Commission, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (“IBRACON”), or the Brazilian Institute of Independent Accountants, as applied by us in preparing our statutory financial statements and annual report and accounts, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The audited financial statements included in this annual report have been prepared in accordance with Brazilian GAAP and include a reconciliation of net income and shareholders’ equity to U.S. GAAP. In addition to the reconciliation of these key balances, the financial statements also include a discussion of the reconciling differences in accounting principles and the presentation of the U.S. GAAP condensed balance sheets and statement of operations in Brazilian Reais. The financial information contained in this annual report is in accordance with Brazilian GAAP, except as otherwise noted.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais at the period end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on April 30, 2007 was R$2.0339 to U.S.$1.00, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais into U.S. dollars.

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
-i-

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to, but not limited to:

•	The declaration or payment of dividends;

•	The direction of future operations;

•	The implementation of principal operating strategies, including existing, potential acquisition or joint venture transactions or other investment opportunities;

•	The implementation of AmBev’s financing strategy and capital expenditure plans;

•	The utilization of AmBev’s subsidiaries’ income tax losses;

•	The factors or trends affecting AmBev’s financial condition, liquidity or results of operations; and

•	The implementation of the measures required under AmBev’s performance agreement entered into with the Conselho Administrativo de Defesa Econômica (“CADE”).

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

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

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

•	Operating factors, such as the continued success of sales, manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies.

-ii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following financial information of AmBev is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of AmBev and the related notes which are included in this annual report.

Our selected historical financial data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from AmBev’s consolidated financial statements as of and for the periods then ended. Brazilian GAAP differs significantly from U.S. GAAP and you should read the financial information in conjunction with our audited financial statements, as well as “Operating and Financial Review and Prospects”.

In October 2002, AmBev’s subsidiary Companhia Brasileira de Bebidas (“CBB”) completed an exchange offer of the U.S.$500 million 10.5% notes due 2011, in the U.S. securities markets. Also, in September 2003, CBB issued U.S.$500 million 8.75% notes due 2013 in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended. In September 2004, CBB completed an exchange offer of such notes in the U.S. securities markets. AmBev fully and unconditionally guaranteed these two issuances, and following CBB’s merger into AmBev in May 2005, succeeded CBB in all its rights and obligations under the indenture governing these notes.

In January 2003, AmBev completed a business combination with Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), through which AmBev acquired an initial 40.5% economic interest in Quinsa and joint control of Quinsa along with Beverages Associates Corp. (“BAC”) establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay. In August 2005, AmBev, BAC and Quinsa entered into an agreement pursuant to which Quinsa agreed to acquire BAC’s 5.32% equity interest in Quinsa’s subsidiary Quilmes International (Bermuda) Ltd. (“QIB”) for approximately U.S.$ 119 million. The transaction closed on June 28, 2006. As a result of such transaction, Quinsa increased its interest in QIB to 92.95%, while AmBev owned the remaining 7.05%. See “Interest in Quinsa”. On April, 13, 2006, AmBev entered into an agreement with BAC pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev. Upon the closing of the transaction, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital with AmBev paying to BAC approximately U.S.$ 1,252.6 million. The results of operations for Quinsa have been fully consolidated since July 31, 2006 in our audited financial statements.

In August 2004, AmBev completed the transactions contemplated by an agreement (the “Incorporação Agreement”) with Interbrew S.A./N.V., now known as InBev S.A./N.V. (“InBev”), Labatt Brewing Company Ltd. (“Labatt”) and Labatt Brewing Canada Holding Ltd., then a wholly owned subsidiary of InBev (“Mergeco”), which indirectly held 99.9% of the capital stock of Labatt. Pursuant to the Incorporação Agreement, Mergeco was merged into AmBev by means of an incorporação under Brazilian law. Mergeco held 99.9% of the capital stock of Labatt Holding ApS (“Labatt ApS”), a corporation organized under the laws of Denmark, and Labatt ApS owns all the capital stock of Labatt. Upon completion of the incorporação, AmBev held 99.9% of the capital stock of Labatt ApS, and indirectly, of Labatt. The results of operations for Labatt have been fully consolidated since August 27, 2004 in our audited financial statements.

B.	Statement of Operations Data

	As of or for the year ended December 31,
	2006	2005	2004	2003	2002
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Gross sales, before taxes, discounts and returns	32,487.8	28,878.7	23,297.6	17,143.5	14,279.9
Net sales	17,613.7	15,958.6	12,006.8	8,683.8	7,325.3
Cost of sales	(5,948.7)	(5,742.3)	(4,780.5)	(4,044.2)	(3,341.7)
Gross profit	11,665.0	10,216.3	7,226.3	4,639.6	3,983.6
Selling, General and Administrative(1)	(5,408.7)	(4,998.4)	(3,611.1)	(2,333.6)	(1,932.7)
	6,256.3	5,217.9	3,615.2	2,306.1	2,050.9
Provision for contingencies and other	111.8	(71.5)	(260.2)	(187.9)	(123.7)
Other operating expenses, net	(955.1)	(1,075.4)	(420.9)	(240.1)	199.4
Financial income	168.4	95.3	468.6	601.8	2,530.3
Financial expenses	(1,246.7)	(1,182.0)	(1,244.9)	(508.7)	(3,277.3)
Equity in Investees	1.4	2.0	5.6	(6.2)	-
Operating income(2)	4,336.1	2,986.2	2,163.4	1,964.9	1,379.6
Non-operating income (expense), net	(28.8)	(234.3)	(333.9)	(100.7)	(72.2)
Income tax benefit (expense)	(1,315.3)	(1,020.2)	(511.8)	(426.1)	280.6
Income before equity in affiliates, profit sharing and minority interest	2,992.0	1,731.7	1,317.6	1,438.1	1,588.0
Profit sharing and contributions	(194.4)	(202.8)	(152.4)	(23.6)	(125.1)
Minority interest	8.7	16.8	(3.7)	(2.9)	47.4
Net income	2,806.3	1,545.7	1,161.5	1,411.6	1,510.3

Net income per 1,000 shares (excluding treasury shares) at year end(3)	44.04	23.65	21.26	37.23	39.48
Net income per ADS(4) at year end	4.40	2.37	2.13	3.72	3.95
Dividends and interest attributable to shareholders’ equity per 1,000 shares (excluding treasury shares)(3)(5)(6)(20)
Common shares	17.77	23.07	20.86	23.15	12.40
Preferred shares	19.54	25.37	22.95	25.46	13.64
Number of shares outstanding at year end, excluding treasury shares (in thousands)
Common shares	34,466,345	34,488,943	23,497,514	15,631,332	15,694,772
Preferred shares	29,253,048	30,857,271	31,129,892	22,281,302	22,551,143

	As of or for the year ended December 31,
	2006	2005	2004	2003	2002
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP
Net sales	16,945.4	14,836.7	10,936.7	7.929.4	7,310.4
Operating income	6,177.8	4,478.3	2,856.6	2,038.2	1,569.2
Net income	4,096.7	2,711.0	1,472.7	1,689.4	1,642.2
Net income per 1,000 shares (weighted average)(3)(7)
- Basic
Common shares	65.24	45.78	29.56	39.46	37.93
Preferred shares	71.76	50.36	32.52	43.41	41.72
- Diluted
Common shares	65.13	45.68	29.40	39.05	37.65
Preferred shares	71.64	50.24	32.34	42.95	41.37
Net income per ADS(4)
- Basic
Common shares	6.52	4.58	2.96	3.95	3.79
Preferred shares	7.18	5.04	3.25	4.34	4.17
- Diluted
Common shares	6.51	4.57	2.94	3.91	3.77
Preferred shares	7.16	5.03	3.23	4.30	4.14
Dividends and interest attributable to shareholders’ equity per 1,000 shares (weighted average)(3)(5)(6)
- Basic
Common shares	28.81	38.55	11.21	22.16	4.53
Preferred shares	31.69	42.40	12.33	24.38	4.99
- Diluted
Common shares	28.76	38.46	11.15	21.93	4.50
Preferred shares	31.63	42.30	12.26	24.12	4.94
Weighted average number of shares (thousands)(3)(7)(8)(19)
- Basic
Common shares	29,098,108	25,584,256	22,345,110	18,664,356	18,908,907
Preferred shares	30,632,954	30,574,965	24,970,421	21,952,196	22,173,258
- Diluted
Common shares	29,114,195	25,584,256	22,388,341	18,733,355	18,962,604
Preferred shares	30,713,387	30,699,336	25,186,577	22,299,692	22,441,743

C.	Balance Sheet Data

	As of or for the year ended December 31,
	2006	2005	2004	2003	2002
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Balance Sheet Data:
Cash, cash equivalents and short term investments	1,765.0	1,096.3	1,505.4	2,534.2	3,290.0
Total current assets	6,817.4	5,474.7	5,379.7	5,500.5	5,571.4
Prepaid pension benefit cost	17.0	20.0	20.6	22.0	21.6
Investments	17,990.4	16,727.1	18,218.7	1,711.4	637.3
Property, plant and equipment, net	5,723.9	5,404.6	5,531.7	4,166.3	3,330.6
Deferred income tax - non-current	3,566.7	4,183.5	2,216.6	1,831.8	1,558.4
Total assets	35,645.1	33,401.8	32,802.6	14,830.1	12,381.5
Short-term debt(9)	2,104.6	1,209.4	3,443.1	1,976.1	607.4
Total current liabilities	6,844.4	5,052.3	8,771.7	4,720.0	2,833.6
Long-term debt(10)	7,462.0	5,994.2	4,367.6	4,004.3	3,879.3
Accrued liability for contingencies	663.3	1,037.1	1,471.0	1,232.9	989.3
Sales tax deferrals and other tax credits	687.7	698.9	711.9	768.7	803.1
Post-retirement benefit(11)	326.6	584.6	646.0	72.9	53.4
Total long-term liabilities	9,160.0	8,209.7	6,822.5	5,605.5	5,339.1
Minority interest	222.7	122.6	212.5	196.4	79.1
Subscribed and paid-up capital	5,716.1	5,691.4	4,742.8	3,124.1	3,046.2
Shareholders’ equity	19,268.1	19,867.3	16,995.9	4,308.2	4,129.6

U.S. GAAP
Total assets	39,732.0	35,447.5	34,069.0	13,766.0	11,584.6
Shareholders’ equity	21,107.7	20,601.9	17,876.3	4,382.9	3,960.6

D.	Other Data

	As of or for the year ended December 31,
	2006	2005	2004	2003	2002
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Other Financial Information:
Net working capital(12)	(27.0)	422.4	(3,392.1)	780.5	2,737.7
Cash dividends paid(5)	1,790.8	2,272.0	602.9	1,026.9	335.6
Depreciation and amortization of deferred charges(13)	1,188.4	1,087.5	922.2	766.3	659.5
Capital expenditures(14)	1,425.7	1,369.5	1,273.7	862.2	544.7
Operating cash flows - generated (used)(15)	5,985.3	4,149.6	3,418.7	2,527.6	3,595.0
Investing cash flows - generated (used)(15)	(3,785.3)	(1,619.3)	110.7	(2,014.7)	(1,603.1)
Financing cash flows-generated (used)(15)	(1,468.6)	(2,974.0)	(3,433.8)	(346.7)	(2,912.2)
Other Operating Data:
Total production capacity - beer(16)	143.8 million hl	120.9 million hl	114.2 million hl	88.3 million hl	89.7 million hl
Total production capacity - CSD & NANC(16)	65.5 million hl	42.4 million hl	43.9 million hl	45.7 million hl	37.3 million hl
Total beer volume sold(17)	98.0 million hl	76.7 million hl	63.9 million hl	56.9 million hl	62.0 million hl
Total CSD & NANC volume sold(17)	36.3 million hl	23.6 million hl	22.8 million hl	19.2 million hl	19.6 million hl
Number of employees(18)	35,090	28,567	25,974	18,890	18.570

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.

(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.

(3)	The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand shares.

(4)	Each ADS represents either 100 common shares or 100 preferred shares.

(5)
Includes dividends and interest on shareholders’ equity (including withholding tax paid by AmBev in respect thereof). The dividend and interest on shareholders equity per 1,000 shares for Brazilian GAAP purposes is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”. We changed the criteria for reporting this amount in 2002 and therefore the dividends per share disclosed in the years prior to 2002 do not conform to those disclosed in our annual report on Form 20-F for the year ended December 31, 2002.

(6)
Brazilian GAAP and U.S. GAAP differ on the recognition of declared / proposed dividends, specifically with regard to when the dividend should be recognized. The executive officers are required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting, and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders’ equity only when ratified.

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

(8)
Under U.S. GAAP we have included the net assets of FAHZ, one of our controlling shareholders, on our balance sheet as of December 31, 2006, 2005, 2004, 2003 and 2002. As a result, AmBev shares owned by FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings or loss per share. For further information, please refer to our consolidated financial statements contained within this annual report.

(9)	Includes current portion of long-term debt.

(10)	Excludes current portion of long-term debt.

(11)
Consistent with accounting practice under Brazilian GAAP, following the issuance of accounting standard NPC No. 26, we record actuarial obligation for pension liabilities and post-retirement benefits, including medical benefits to retirees in our financial statements.

(12)	Represents total current assets less total current liabilities.

(13)	Includes depreciation of property, plant and equipment and amortization of deferred charges.

(14)	Represents cash expenditures for property, plant and equipment.

(15)	Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.

(16)
Represents available production capacity of AmBev and its respective subsidiaries, domestic and international, including Quinsa’s total capacity (through 2005, Quinsa’s capacity is not considered; hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non Alcoholic and Non Carbonated Soft Drinks).

(17)
Represents full-year volumes of AmBev and its respective subsidiaries. Quinsa and its subsidiaries are included in 2006 numbers and excluded through 2005. Labatt’s volumes for 2004 were consolidated from August 27 onwards.

(18)	Includes all production- and non-production-related employees of AmBev and its respective subsidiaries. Quinsa and its subsidiaries are included in 2006 numbers and excluded through 2005.

(19)	In the U.S. GAAP selected financial data only, earnings per share have been restated to give retroactive effect to the share dividend distributed by AmBev on May 31, 2005.

(20)
The amounts do not consider the dividend paid on March 31st, 2007 as interest attributable to shareholders’ equity (“JCP”), related to the period of December of 2006 to March of 2007, deducted from the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$5.600 (Net distribution of R$4.7600) per lot of thousand common shares and R$6.1600 (Net distribution of R$5.2360) per lot of thousand preferred shares.

E.	Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev’s bylaws provide for a mandatory dividend of 35% of its adjusted annual net income, if any, as determined and adjusted under Brazilian GAAP and Brazilian Corporate Law (“adjusted income”). The mandatory dividend includes amounts paid as interest on shareholders’ equity, which is equivalent to a dividend but is a more tax efficient way to distribute earnings because they are deductible by companies for Brazilian income tax purposes up to a certain limit established in Brazilian tax laws. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest on shareholders’ equity, whereas no such payment is required in connection with dividends received.

Adjusted income not distributed as dividends or as interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “Risk Factors—Risks Relating to our Securities—AmBev shareholders may not receive any dividends”. Any dividends payable on AmBev’s preferred shares must be 10% greater than those payable on AmBev’s common shares. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by AmBev, see “Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

AmBev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by AmBev to its preferred and common shareholders since November 2002 in Reais and in U.S. dollars (translated from Reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, in May 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”.

Earnings generated	First payment date	Reais per thousand(1) shares(2)	U.S. dollar equivalent per thousand(1) shares at payment date(3)

First half 2002	November 25, 2002	4.37	(preferred	)	1.15
		3.97	(common	)	1.04
Second half 2002	February 28, 2003	9.27	(preferred	)	2.60
		8.43	(common	)	2.37
First half 2003	October 13, 2003	18.70	(preferred	)	6.59
		17.00	(common	)	5.99
Second half 2003	March 25, 2004	6.75	(preferred	)	2.30
		6.14	(common	)	2.09
First half 2004	October 8, 2004	5.80	(preferred	)	2.05
		5.28	(common	)	1.87
Second half 2004	February 15, 2005	17.15	(preferred	)	6.66
		15.59	(common	)	6.05
First half 2005	September 30, 2005	10.69	(preferred	)	4.82
		9.72	(common	)	4.38
Second half 2005	December 29, 2005	8.36	(preferred	)	3.57
		7.60	(common	)	3.25
March 31, 2006		6.32	(preferred	)	2.91
		5.75	(common	)	2.65
First half 2006	June 30, 2006	6.08	(preferred	)	2.81
		5.53	(common	)	2.56
October 30, 2006		6.08	(preferred	)	2.83
		5.53	(common	)	2.57
Second half 2006	December 28, 2006	7.39	(preferred	)	3.46
		6.72	(common	)	3.14
First half 2007	March 30, 2007(4)	7.27	(preferred	)	3.54
		6.61	(common	)	3.22
	June 29, 2007	3.03	(preferred	)	1.57
		2.75	(common	)	0.91

(1)	The information is provided per thousand shares because AmBev common and preferred shares are generally traded on the São Paulo Stock Exchange in blocks of one thousand.
(2)
The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by AmBev on behalf of shareholders. The dividends per thousand shares set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.

(3)	Translated to U.S. dollars at the exchange rate in effect at the date of payment.
(4)
The amount paid on March 31st, 2007 consists of: (i) dividends, deducted from the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$ 1.8500 per lot of thousand common shares and R$ 2.0350 per lot of thousand preferred shares, without withholding income tax, as provided for by the prevailing laws; and (ii) interest on shareholders’ equity , related to the period of December of 2006 to March of 2007, deducted from the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$ 5.600 (Net distribution of R$ 4.7600) per lot of thousand common shares and R$ 6.1600 (Net distribution of R$ 5.2360) per lot of thousand preferred shares.

F.	Exchange Rate Information

There were previously two foreign exchange markets in Brazil. With the enactment of National Monetary Council Resolution No. 3,265, of March 14, 2005, the foreign exchange markets were consolidated to form one exchange market. All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on this exchange market, through institutions authorized by the Central Bank, subject to the rules of the Central Bank.

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated. Foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate prior to March 14, 2005.

	Exchange Rates of Reais per U.S.$1.00
	2006	2005	2004	2003	2002
Low	R$2.0586	R$2.1633	R$2.6544	R$2.8219	R$2.2709
High	2.3711	2.7621	3.2051	3.6623	3.9552
Average(1)	2.1679	2.4125	2.9257	3.0600	2.9983
Period End	2.1380	2.3407	2.6544	2.8892	3.5333

Source: Central Bank

(1)	Represents the average of the month-end exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2007
	June	May	April	March	February	January
Low	R$1.9638	R$2.0309	R$2.0231	R$2.0504	R$2.0766	R$2.1247
High	1.9047	1.9289	2.0478	2.1388	2.1182	2.1556

Source: Central Bank

We will pay any cash dividends and make any other cash distributions in Reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the U.S. dollar equivalent of Real price of our shares on the São Paulo Stock Exchange (“Bovespa”). For further information on this matter see “Risk Factors—Risks Relating to Our Shares”.

G.	Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

The right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Itaú S.A. (the “custodian”) or holders who have exchanged AmBev’s ADSs for shares of AmBev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of AmBev into U.S. dollars and remitting such U.S. dollars abroad. Holders of AmBev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of Real payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets (“Foreign Investment Regulations”), foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/62 or Resolution No. 2,689/00 of the National Monetary Council (“Resolution No. 2,689”).

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad. Securities and other financial assets held by a Resolution No. 2,689 investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, any transfer of securities held under Resolution No. 2,689 must be carried out on the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for specific types of transfers.

Pursuant to the registration obtained by AmBev with the Central Bank in the name of The Bank of New York with respect to the AmBev ADSs to be maintained by the custodian, Banco Itaú S.A., on behalf of The Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares, such holder will be entitled to continue to rely on The Bank of New York’s registration for only five business days after such exchange, after which such holder must obtain its own registration pursuant to Law No. 4,131/62 or Resolution No. 2,689. Any such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the shares or distributions with respect to such disposition, unless such holder qualifies under the Foreign Investment Regulations and obtains its own registration, and such holder generally will be subject to less favorable Brazilian tax treatment than a holder of AmBev ADSs. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “Risk Factors—Risks Relating to Our Shares”. The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business.

H.	Risk Factors

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

Risks Relating To Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the not-so-distant past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 14.7% in 2002, 10.4% in 2003, 6.1% in 2004, 5.7% in 2005 and 3.14% in 2006. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. Real/dollar exchange rate depreciated from R$ 2.3204 per U.S.$ 1.00 at December 31, 2001 to R$ 3.5333 at December 31, 2002. The exchange rate reached R$ 3.9552 per U.S.$1.00 in October 2002. However, the Real has appreciated against the U.S. dollar in recent years. The Real had an appreciation of 22.3% in 2003, resulting in an exchange rate of R$ 2.8892 per U.S.$1.00 as of December 31, 2003, an 8.8% appreciation in 2004, resulting in an exchange rate of R$ 2.6544 per U.S.$ 1.00 as of December 31, 2004, a 13.4% appreciation in 2005, resulting in an exchange rate of R$ 2.3407, and a further 9.5% appreciation in 2006, resulting in an exchange rate of R$ 2.1380 per U.S.$ 1.00 as of December 31, 2006.

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

Devaluation of the Real relative to the U.S. dollar may adversely affect our financial performance

Most of our sales are in Reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as aluminum and iron cans and PET bottles, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the Real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although for the last four years the Real has appreciated against the U.S. dollar, we cannot assure you that it will continue to do so in the future. Our current policy is to hedge substantially all of our U.S. dollar-denominated debt and operating expenses against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.

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

In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. We proposed to the federal government regulations requiring the mandatory installation of flow meters in all Brazilian beer and carbonated soft drinks (“CSD”) factories in order to help the federal and state governments fight against tax evasion in the beverage industry. Though the federal government issued this regulation in 2004 with respect to the beer industry only, it issued similar regulations with respect to the carbonated soft-drinks industry in 2006. We cannot assure you that these regulations will have the expected impact.

Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own approximately 91% of Quinsa’s total share capital whereas Quinsa’s net revenues in 2006 corresponded to 11.4% of AmBev’s consolidated results. Quinsa is a brewing company with a substantial portion of its operations in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which it operates and, consequently, affect our consolidated results. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit signs of stability in 2004, 2005 and 2006, with real GDP growth at 9% for 2004, 9.2% for 2005 and 8.5% for 2006, moderate inflation and stable peso nominal exchange rate during 2006, with variations of 9.1% and -1.0%, respectively. There was also improvement in the employment situation. The unemployment rate reached 8.7% during the fourth quarter of 2006, compared to 10.1% during the fourth quarter of 2005 and 12.1% for the same period in 2004.

Notwithstanding the current continued stabilization, the Argentine economic and social situation has quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue its sustained growth. The devaluation of the Argentine peso and the macroeconomic conditions prevailing in Argentina could have, and may continue to have, a material adverse effect on Quinsa’s, and indirectly on our, results of operations.

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

Risks Relating To AmBev

We are subject to Brazilian and other antitrust regulations

We have a substantial beer market share in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the combination of Brahma and Antarctica for the operation of AmBev in 1999, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions. We are also party to other antitrust legal proceedings. For further information on this matter see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

AmBev’s participation in the Argentine beer market increased substantially after the acquisition of our interest in Quinsa. Quinsa is subject to constant monitoring by Argentinean antitrust authorities. For further information on this matter see “Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect Quinsa’s business in the future, and therefore, impact the benefits that AmBev anticipates will be generated from this investment.

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our operating expenses are related to commodities such as aluminum, sugar, hops and barley. Therefore, an increase in the commodities prices affects our operating costs. Our current policy is to hedge substantially all of our commodities exposure against adverse changes in the market; however, we cannot assure you that such hedging will be possible at all times in the future.

We are subject to regulation on alcoholic beverages in the countries in which we operate

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. Recently, certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, imposing seals on beverage cans, prohibiting the sale of alcoholic beverages on highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.

In addition, there is a global trend of increasing regulatory restrictions with respect to commercialization of alcoholic beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—Business Overview—Regulation”.

Risks Relating to our Shares

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

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 89.6% of AmBev’s common shares, as of April 30, 2007.

InBev indirectly holds shares of AmBev common stock that represent approximately 73.5% of the total voting power of AmBev’s capital stock, as of April 30, 2007. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Information on the Company—InBev-AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

AmBev shareholders may not receive any dividends

According to our current bylaws, AmBev must generally pay its shareholders 35% of its annual adjusted net income . The main sources for these dividends are AmBev’s operations and AmBev’s operating subsidiaries’ dividends. The adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporate Law; therefore, adjusted income may not be available to be paid as dividends in a certain year. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations.

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

If you exchange the AmBev ADSs for AmBev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

The AmBev ADSs benefit from the foreign capital registration that The Bank of New York (as depositary) has in Brazil, which permits The Bank of New York to convert dividends and other distributions with respect to the AmBev shares into foreign currency and remit the proceeds abroad. If you exchange your AmBev ADSs for AmBev shares, you will be entitled to rely on The Bank of New York’s foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to AmBev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “Key Information—Exchange Rate Information—Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

Holders of preferred shares have limited voting rights

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Additional information — Voting Rights.”

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of the depositary. A holder of ADSs is entitled to instruct the depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

Any such extension of the expected maturity date could, depending on changes in the financial conditions of AmBev, ultimately affect the ability of the noteholders to receive all amounts due to them under the notes and the related indentures.

Judgments of Brazilian courts enforcing our obligations under the notes or the indenture would be expressed only in Brazilian currency

Any judgment obtained in a court in Brazil in case judicial proceedings were brought in Brazil seeking to enforce our obligations under the notes or the indenture would be expressed in Brazilian currency equivalent to the amount of foreign currency of such sum at the prevailing exchange rate: (i) at the date in which the judicial suit was filed, in which case the inflation adjustment of the amount due should be made in accordance with the indexes established by the court; or (ii) at the date of the payment, as determined by the court. Upon the rendering of such a judgment, we would be able to satisfy our obligations (i) upon payment in Brazil, in Brazilian currency, or (ii) upon remittance abroad of the foreign currency equivalent amount to the amount in Brazilian currency expressed in said judgment, converted according to the exchange rate prevailing at the date of such remittance, subject to the validity of the registration of the notes with the Central Bank.

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

Subordination to certain statutory liabilities

Under Brazilian law, our obligations under the notes and the indenture are subordinated to certain statutory preferences. In the event of our bankruptcy, and according to the Brazilian bankruptcy law, such statutory preferences, such as claims for salaries and wages (up to 150 minimum wages, per plaintiff), social security and other taxes, court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the notes.

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

Payments under the insurance policy of our notes are subject to several conditions, limitations and exclusions and the insurer may not be obligated or may not be able to make such payments

The insurance policy covers certain risks related to inconvertibility or non-transferability of amounts which we may be obligated to pay under the notes in the event that the Brazilian government imposes limitations on the conversion of Reais to U.S. dollars. However, any such payment by the insurer is subject to certain conditions, limitations and exclusions as set forth in the indenture. Therefore, note holders might not be able to timely receive payments under the insurance policy, or not be entitled to receive any payments at all, as a result of such conditions, limitations and exclusions. In addition, payments under the insurance policy are subject to the financial soundness of insurer and its affiliates, which may limit the ability of note holders to receive payments from such entities.

ITEM 4.	INFORMATION ON THE COMPANY

AmBev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br.

A.	History and Development of the Company

Overview

Companhia de Bebidas das Américas - AmBev is the successor of Companhia Cervejaria Brahma (“Brahma”) and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (“Antarctica”), two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

In 1997, Brahma acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil. In 1999, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil.

AmBev, a Brazilian sociedade anônima, was incorporated as Aditus Participações S.A. (“Aditus”) on September 14, 1998. AmBev is a publicly held corporation incorporated under the laws of the Federative Republic of Brazil.

In July 1999, the controlling shareholders of Brahma and Antarctica contributed all of their common and preferred shares in Brahma and Antarctica in exchange for shares of the same type and class of AmBev (the “controlling shareholders’ contribution”).

In October 2000, following the combination of Brahma and Antarctica, AmBev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. Our PepsiCo franchise agreement expires in 2017, automatically extended for additional ten-year terms.

In March 2001, Brahma was merged into Antarctica, and Antarctica changed its name to CBB. These transactions had no effect on AmBev’s consolidated financial statements because both entities were wholly owned by AmBev.

In January 2003, AmBev completed a business combination with Quinsa, through which AmBev acquired an initial 40.5% economic interest in Quinsa and joint control of Quinsa along with BAC, establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay.

During 2003 and the first quarter of 2004, AmBev expanded its presence in the north of Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.

In August 2004, AmBev and InBev, a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev. At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company of AmBev to InBev in exchange for newly issued shares of InBev. After this transaction, InBev became the majority shareholder of AmBev through subsidiaries and holding companies, one of which was InBev Holding Brasil S.A. (“InBev Brasil”).

In May 2005, CBB was merged into AmBev, a transaction which simplified AmBev’s corporate structure and in July 2005, InBev Brasil was merged into AmBev. See “Material Related Party Transactions”.

On April 13, 2006, AmBev entered into an agreement with BAC pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev. Upon the closing of the transaction, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital. This transaction closed on August 8, 2006 and AmBev paid to BAC approximately U.S.$ 1,252.6 million.

On January 25, 2007, AmBev launched a voluntary offer, through its wholly-owned subsidiary Beverages Associates Holding Ltd. (“BAH”), to purchase up to 6,872,480 Class A shares (corresponding to approximately 1.1% of the outstanding class A shares) and up to 8,661,207 Class B shares (including Class B shares held as ADSs) corresponding to approximately 18.4% of the outstanding class B shares of Quinsa, which represent the outstanding capital stock that are not owned by AmBev or its subsidiaries. On April, 19, 2007, the offer expired and the minimum tender condition of the offer, which required that 3,939,387 Class B shares (including Class B shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, the offer expired and was withdrawn without BAH purchasing any Class A shares or Class B shares (including Class B shares held as ADSs).

On February 1, 2007, AmBev announced that its subsidiary Labatt entered into a Support Agreement with Lakeport Brewing Income Fund (“Lakeport”). Under this agreement, Labatt agreed to offer a price of C$28.00 per unit of Lakeport for a total value of C$201.4 million. The Canadian Competition Bureau stated that it required five months to complete its review of the transaction and was not prepared to provide clearance at the end of the 42-day statutory minimum review period. The Bureau brought an action before the Competition Tribunal, an independent court, challenging Labatt’s right to close immediately following this minimum period. The Tribunal found in Labatt’s favour and allowed the transaction to close. The transaction was therefore concluded on March 29, 2007, when the holders of trust units of Lakeport holding in the aggregate 6,578,080 units, representing approximately 91% of the units on a fully-diluted basis, tendered their units and all of the conditions of the offer were satisfied. Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has now been fully integrated into Labatt’s business. The Competition Bureau filed a notice of appeal of the Tribunal’s decision on April 10, 2007. The grounds for the appeal have not yet been disclosed, It is unlikely the appeal will have any effect on the Lakeport transaction, however, it is worth noting that under Canadian law the Commissioner of Competion may challenge any merger the Bureau has not cleared for a period of up to three years.

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Lda. (“Goldensand”), the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”), Brazil’s fifth largest brewer. The total transaction value was approximately U.S.$150 million. This transaction closed on April 17, 2007. Pursuant to the purchase and sale agreement, until October 28, 2007, Mr. José Cintra, the former controling shareholder of Goldensand, has the right to transfer the Cintra brands (Cintra and Mulata) and the related distribution assets to any third party. Should that not occur, AmBev is required to acquire such assets for U.S.$ 10 million. This transaction is still subject to CADE’s approval. On May 16, 2007, AmBev agreed with CADE that it would not take any action which could result in a decrease of capacity or efficiency of Cintra’s plants, as well as to continue to invest in the Cintra brands consistent with past practices and market share, in both cases until a final analysis of the transaction is made by CADE or until the brand is sold to a third party. In addition, in March 2007, Cervejaria Petrópolis S.A. filed a law suit against Mr. Cintra in an attempt to prevent the sale of Cintra.

The Brahma-Antarctica Combination—Creation of AmBev and Brazilian Antitrust Approval

Creation of AmBev

Brahma was a company engaged in the production and sale of beverages, primarily beer and CSDs. Brahma was controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

Antarctica was also a company engaged in the production and sale of beverages, primarily beer and CSDs. Antarctica was controlled by FAHZ, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

The Brahma-Antarctica transaction consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination led to the formation of AmBev, a holding company that had Brahma and Antarctica as its subsidiaries, and was performed in three steps.

First, in July 1999 the Braco Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares. As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares, as illustrated below.

Second, in September 1999, Antarctica’s minority shareholders’ exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly-owned subsidiary of AmBev, as shown below.

Third, in September 2000, Brahma’s minority shareholders’ exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly-owned subsidiary of AmBev.

Brazilian antitrust approval

Brazilian antitrust authorities have the power to investigate any transaction that may limit or impair competition, or result in a dominant market position, including transactions that result in the concentration of a market share equal to or greater than 20% of any relevant market or which involves, among other factors, any company with annual gross sales of R$ 400 million or more. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders’ contribution resulted in a market share for AmBev as of that date in excess of 70% of the Brazilian beer market and 20% of the Brazilian CSDs market. Brazilian antitrust authorities therefore reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. In April 2000, CADE approved the controlling shareholders’ contribution subject to restrictions designed to prevent AmBev from exercising excessive control over the Brazilian beer market. CADE imposed no restrictions in connection with CSDs or other beverages produced by AmBev. Also in April 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement included:

•
Distribution network: For a period of four years, we had to share our distribution network with at least one regional Brazilian beer company, which could not have a market share in excess of 5% of its respective regional market, in each of the five regions of Brazil as defined by CADE. In September 2001, after a public bidding process, AmBev signed an agreement for the sharing of AmBev’s distribution network with Eduardo Bier Comercial de Produtos Alimentícios (“Dado Bier”);

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

•
Exclusivity: We and our distributors could not demand that points of sale operate on an exclusive basis, except in certain circumstances, including where our investments and improvements were equivalent to a preponderant portion of the assets of the point of sale; and

•	Bavaria: A requirement that we sell the Bavaria brand and related assets (“Bavaria”).

In November 2000, we entered into an agreement with Molson Inc. (which has since merged with Adolph Coors Company to form Molson Coors Brewing Company, “Molson”) for the sale of Bavaria pursuant to the terms of our performance agreement with CADE. CADE approved this agreement in December 2000, and the sale was completed shortly thereafter. The agreement also provided for the sharing of our distribution network for a period of six years, renewable for an additional two-year period at the option of the purchaser. In April 2002, however, Molson decided to terminate the distribution agreement in order to enter into a distribution agreement with The Coca-Cola Company.

Non-compliance with any obligation under the performance agreement may trigger a minimum daily fine of R$ 10.3 thousand per occurrence. This daily fine could be increased up to a maximum of R$ 206,105 per occurrence. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders’ contribution and to file an administrative proceeding against us if we do not comply with our obligations. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement. Pursuant to the terms of the performance agreement, AmBev had to file with CADE half yearly reports attesting compliance with its terms and conditions. AmBev filed the tenth and last report in August 2005. CADE has analyzed all reports up to the tenth report and except for the obligations in connection with exclusivity agreements, all other obligations under the agreement have been considered fulfilled up to the date of such reports.

Interest in Quinsa

In January 2003, AmBev consummated the acquisition of an interest in Quinsa, an indirect holding company of Cervecería y Maltería Quilmes S.A.I.C.A. y G., the largest Argentine brewer, and in QIB, Quinsa’s subsidiary which is the holding company for all Quinsa’s operating subsidiaries. Quinsa then owned an 85% interest in QIB. This transaction involved an initial acquisition of 37.5% of the total capital of Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest. The transaction included:

•	The purchase of 230.9 million Quinsa Class A shares from BAC for R$ 1,222.6 million (U.S.$346.4 million);

•
The contribution of AmBev’s brewery assets located in Argentina, Uruguay and Paraguay, with a book value (determined under Brazilian GAAP) of R$ 300.7 million (U.S.$ 85.2 million), in exchange for 26.4 million new Class B shares issued by Quinsa; and

•	The purchase of 8 million QIB shares from Heineken International Beheer B.V.C. (“Heineken”), a subsidiary of Heineken N.V., for R$ 206.5 million (U.S.$ 58.5 million).

During 2003, we acquired an additional 12 million Quinsa Class B shares in the open market for a total consideration of R$ 243.7 million (U.S.$82.7 million), increasing our total economic interest in Quinsa to 49.7% as of December 31, 2003. During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to approximately 59.2% as of December 31, 2005.

This acquisition granted AmBev access to leading positions in the Argentine, Bolivian, Uruguayan and Paraguayan markets, as well as to Quinsa’s operations in Chile.

The acquisition of AmBev’s interest in Quinsa was approved with certain restrictions by the Comision Nacional de Defensa de la Competencia (“CNDC”), the Argentine antitrust authority. The main restrictions imposed were:

•
Quinsa and AmBev were required to sell the Bieckert, Palermo and Imperial brands (and, at the option of the prospective purchaser, the Norte brand), as well as the brewery located in Luján, where the Brahma brand used to be produced, to an independent brewery, which had to be financially sound and which did not produce beer in the Argentine market (the “Purchaser”);

•	Sale or lease of Llavallol malting plant to a third party different from the Purchaser;

•
Quinsa and AmBev were required to submit documentation to the CNDC, evidencing their commitment to allow the Purchaser, for a period of seven years starting on the date of the sale of the assets to the Purchaser, to have access to Quinsa’s distribution network in Argentina; and

•	Quinsa and AmBev must commit to produce the Bieckert, Palermo and Imperial brands in its own plants on behalf of the Purchaser, for a two-year period, as from the date on which such assets were sold.

Companies that produce beer in Argentina were not allowed to purchase the assets we were required to sell pursuant to the CNDC's decision. A subsidiary of Compañía Cervecerías Unidas S.A. ("CCU") filed a lawsuit to be able to participate in any such sale and our compliance with the restrictions was suspended in March 2003 until a final decision was issued by the Argentine Supreme Court. In April 2006, after the Argentine Supreme Court rejected CCU's claim, we were able to sell the assets pursuant to the CNDC decision. On October 12, 2006, AmBev announced that Quinsa had selected Inversora Cervecera S.A., a consortium headed by Mr. Ernesto Gutiérrez, to acquire the Palermo, Bieckert and Imperial brands, and the Lujan brewery. The sale of the three brands and the plant was concluded in December 2006. Furthermore, in January 2007, the Llavallol malting plant was leased to Tai Pai Malting for a period of 10 years. The CNDC formally approved the fulfillment of the conditions set forth above on December 12, 2006.

In April 2006, AmBev agreed to acquire BAC’s remaining shares in Quinsa. Upon the closing of the transaction, which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital. The adjusted purchase price was approximately U.S.$1,252.6 million. Accordingly, AmBev acquired the control of Quinsa, fully consolidating Quinsa numbers under Brazilian GAAP and U.S. GAAP. For the period covered by this annual report, in Brazilian GAAP, Quinsa is proportionally consolidated through July 31, 2006, and under U.S. GAAP Quinsa is accounted for under the equity method.

On January 25, 2007, AmBev launched a voluntary offer, through its wholly-owned subsidiary BAH, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as ADSs) of Quinsa. On April, 19, 2007, the offer expired and the minimum tender condition of the offer was not satisfied and as a result, the offer was withdrawn without BAH purchasing any Class A shares or Class B shares (see“— Information on the Company - History and Development of the Company - Overview”).

Expansion into the North of Latin America

Starting in late 2002 , we extended our presence in Latin America through a series of transactions in the northern region of the continent.

Central America

In October 2002, AmBev and The Central America Bottling Corporation (“CabCorp”), PepsiCo’s anchor bottler in Central America, agreed to establish a 50⁄50 joint venture company to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev’s products, especially beer, in Guatemala and other Central American countries. The joint venture, AmBevCentroamerica, built a brewing facility in 2003 in the region of Tecolután, Guatemala. In August 2003, AmBev’s subsidiary Monthiers S.A. (“Monthiers”), subscribed for 573,092 shares of common stock of Industrias Del Atlántico S.A. (“AmBevCentroamerica”), a Guatemalan company formerly controlled by CabCorp, representing 50% plus one share of the outstanding issued and outstanding common stock of AmBevCentroamerica. As consideration, Monthiers contributed to AmBevCentroamerica U.S.$7.2 million in debt of AmBevCentroamerica relating to credits that CBB held against AmBevCentroamerica in connection with the import by AmBevCentroamerica of certain goods and equipment from CBB in connection with the construction of the brewery and that had been transferred to Monthiers. AmBevCentroamerica started to produce beer in September 2003, when the Brahva brand, an extension of AmBev’s Brahma brand, was launched in Guatemala. In 2004, the sales of Brahva were extended to Nicaragua, and in the beginning of 2005, to El Salvador. Brahva is sold in these three countries through CabCorp’s distribution network.

Peru

In October 2003, we agreed to purchase, through our Peruvian subsidiary AmBevPeru, certain production and distribution assets from Embotelladora Rivera, including two CSDs bottling plants, for a consideration of R$ 86.7 million (approximately U.S.$ 30 million). Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In connection with our expansion in Peru, in May 2005 we finalized a brewing and CSDs bottling facility in the region of Lima, with an estimated investment of approximately R$ 92.1 million (approximately U.S.$ 37 million), and we launched the Brahma brand in the local market.

On March 8, 2006, AmBev entered into an agreement for the sale of 25% of the capital stock of AmBevPeru to Ransa Comercial S.A., a company of the Romero business group (“Romero Group”) for an amount of approximately U.S.$3.7 million. The Romero Group is a Peruvian business group that is active in several segments of the Peruvian economy, including the food industry, logistics and financial services. The transaction closed on July 17, 2006, and on September 22, 2006, Ransa acquired an additional 5% interest in AmBevPeru, increasing its stake to 30%.

Ecuador

In December 2003, we acquired an 80% interest in Cerveceria Suramericana, the owner of a brewing facility in the city of Guayaquil, with an annual production capacity of 900,000 hectoliters. This company was valued at an amount equivalent to its existing debt (approximately U.S.$ 45 million), and was renamed Compañía Cervecera AmBev Ecuador S.A. (“AmBevEcuador”). In October 2004, we launched the Brahma brand in the local market. Under the stock purchase agreement, the previous controlling shareholder had a put to sell to AmBev the remaining 20% of AmBevEcuador. The put right was exercised on February 12, 2007 and closed on March 5, 2007. AmBev paid approximately US$11 million, including the repayment of a shareholder loan.

Dominican Republic

In February 2004, AmBev entered into definitive agreements for the acquisition of a 66% stake in Embotelladora Dominicana, C. por A (currently AmBevDominicana), the Pepsi bottler in the Dominican Republic. AmBev agreed to pay R$ 204.9 million (approximately U.S.$60 million) for 51% of AmBevDominicana’s total capital, with AmBev’s participation increasing to 66% through an asset contribution to AmBevDominicana consisting of U.S.$ 10 million and a brewing facility in the region of Santo Domingo, which started operations in August 2005.

The InBev-AmBev transactions

The “InBev-AmBev transactions” consisted of two transactions negotiated simultaneously: (i) in the first transaction, the Braco Group exchanged its AmBev shares for shares in Interbrew S.A./N.V. (“Interbrew”); and (ii) in the second transaction, AmBev issued shares to Interbrew in exchange for Interbrew’s 100% stake in Labatt.

Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions

AmBev

Immediately prior to the InBev-AmBev transactions, AmBev was a public company traded on the Bovespa and on the New York Stock Exchange, controlled by the Braco Group and the FAHZ in accordance with the terms of the AmBev Shareholders’ Agreement. The Braco Group held approximately 53% of AmBev’s common shares while FAHZ owned approximately 24% of AmBev’s common shares. The remaining 23% of AmBev’s common shares were publicly held.

Interbrew

Interbrew was also a public company listed on Euronext - Brussels, and was controlled by Stichting Interbrew (the “Stichting”), which owned approximately 64% of Interbrew’s common shares. Two charitable foundations, Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “InBev Foundations”), owned approximately 2% of Interbrew’s common shares. The remainder of Interbrew’s common shares were held in the market. Interbrew owned, through certain holding companies, 100% of Labatt.

The chart below illustrates the shareholding structure of both AmBev and Interbrew prior to the InBev-AmBev transactions.

(1)	Illustratively includes affiliated foundations
(2)	Reorganizd holdings of current BRACO Control Group

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

Upon closing of this transaction in August 2004, (i) the Braco Group received approximately 44% of the voting interest in the Stichting, which thereupon owned approximately 56% of Interbrew’s common shares, and (ii) Interbrew received approximately a 53% voting interest and a 22% economic interest in AmBev. Such voting interest was subject to the pre-existing AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transactions. In addition, Interbrew was renamed InBev.

Acquisition of Labatt

Also in March 2004, AmBev entered into the Incorporação Agreement through which an indirect holding company of Labatt would be merged into AmBev. As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

With the consummation of this transaction in August 2004, (i) Labatt became a wholly-owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions

InBev

With the closing of the InBev-AmBev transactions, Interbrew was renamed InBev and, 56% of InBev’s voting shares were owned by the Stichting, 1% was owned by the InBev Foundations, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

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

AmBev

With the closing of the InBev-AmBev transactions, InBev became the owner of approximately 68% of AmBev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

The chart below illustrates the shareholding structure of both AmBev and InBev after the InBev-AmBev transactions.

(*)	Pursuant to the InBev Shareholders’ Agreement, the Braco Group and the Interbrew Founding Families enjoy a 50/50 control over the Stichting.

Mandatory Tender Offer

Pursuant to Brazilian Corporate Law, InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed in March 2005, and InBev acquired an additional 2,960,070,177 common shares, increasing its stake in AmBev to approximately an 81% voting interest and a 56% economic interest. FAHZ did not tender its AmBev shares in the MTO.

AmBev common stock dividend

The subsequent change to AmBev’s ownership structure resulted from the payment by AmBev of a common stock dividend in May 2005. Pursuant to the stock dividend transaction, AmBev increased its capital by 10,941,151 thousand common shares and paid a stock dividend to its shareholders of one common share for each five shares owned (preferred or common). After the stock dividend was paid, InBev’s voting interest in AmBev decreased to approximately 73%, FAHZ’s voting stake decreased to approximately 13.5% and the voting interest held by AmBev’s public shareholders increased to approximately 13.5%.

Investment Grade Status

In December 2004, Standard & Poor’s raised AmBev’s risk rating denominated in foreign currency from BB- to BBB-. In January 2006, Fitch also raised AmBev’s risk rating in foreign currency to BBB-, making AmBev the first Brazilian company to receive such ratings from Standard & Poor’s and Fitch. In 2006 both Standard & Poor’s and Fitch raised AmBev’s risk rating in foreign currency to BBB, two notches above the current Brazilian government’s sovereign risk.

Merger of CBB into AmBev

On May 31, 2005, in order to simplify AmBev’s corporate structure, CBB was merged into AmBev. AmBev held 99.99% of CBB, and issued 26,585 new AmBev common shares to CBB minority shareholders, representing an increase in AmBev’s shareholders’ equity of approximately R$ 4,000.

Merger of InBev Brasil into AmBev

In July 2005, InBev Brasil was merged into AmBev. See “Major Shareholders and Related Party Transactions - Material Related Party Transactions - AmBev and InBev”.

Lakeport Acquisition

On February, 1, 2007, AmBev announced that its subsidiary Labatt had entered into a Support Agreement with Lakeport. Upon closing of the transaction, Lakeport became wholly-owned by Labatt (see “— Information on the Company - History and Development of the Company - Overview”).

Cintra Acquisition

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra. The transaction closed on April, 17, 2007. (see “— Information on the Company - History and Development of the Company - Overview”).

Merger of BAH

On June 26, 2007, in order to simplify AmBev’s corporate structure, our subsidiary Beverage Associates Holding Ltd. (“BAH”) was merged into AmBev. AmBev held 100% of BAH. There were no changes to AmBev’s capital stock.

B.	Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and the fifth largest beer producer in the world, according to our estimates. We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 14 countries across the Americas. We are PepsiCo’s largest bottler outside the United States.

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

•
North America, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States. The following map illustrates the main locations where our business units operate:

The following table presents a breakdown of our net revenues by business division:

	Net Revenues (R$ millions)
	Year ended December 31,
	2006		2005		2004
Brazil	10,963.1	62.2%	9,902.8	62.1%	8,525.9	71.0%
Beer Brazil	9,045.0	51.4%	8,119.1	51.0%	6,907.4	57.5%
CSD & NANC	1,806.4	10.3%	1,648.7	10.3%	1,462.8	12.2%
Other Products	111.6	0.6%	135.0	0.8%	155.8	1.3%
HILA	2,762.4	15.7%	2,080.3	13.0%	1,922.1	16.0%
Quinsa(1)	2,004.3	11.4%	1,299.9	8.1%	1,153.0	9.6%
HILA-ex	758.1	4.3%	780.4	4.9%	769.1	6.4%
North America(2)	3,888.2	22.1%	3,975.5	24.9%	1,558.8	13.0%
AmBev Consolidated	17,613.7	100.0%	15,958.6	100.0%	12,006.8	100.0%

(1)	Quinsa’s net revenues in proportion to AmBev’s economic stake in Quinsa.
(2)	2004 net revenues consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes (‘000 hl)
	Year ended December 31,
	2006		2005		2004
Brazil	87,727.0	65.3%	82,743.1	66.0%	76,884.9	70.7%
Beer Brazil	65,654.7	48.9%	62,486.4	49.9%	57,776.8	53.1%
CSD & NANC	22,072.3	16.4%	20,256.7	16.1%	19,108.2	17.6%
Other Products	—	—	—	—	—	—
HILA	35,675.9	26.6%	31,678.6	25.3%	28,333.2	26.0%
Quinsa(1)	28,781.9	21.4%	24,997.5	19.9%	22,145.9	20.3%
HILA-ex	6,894.0	5.1%	6,681.1	5.4%	6,187.2	5.7%
North America(2)	10,962.9	8.2%	10,891.6	8.7%	3,621.3	3.3%
AmBev Consolidated	134,365.8	100.0%	125,313.3	100.0%	108,839.4	100.0%

(1)	Includes 100% of the sales volumes of Quinsa.
(2)	2004 figures consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

Business Strategy

We aim to continuously improve economic value. Based on this strategy our main drivers are:

•	Our people and culture;

•	Top line growth;

•	Distribution efficiency and execution;

•	Permanent cost and expense reduction; and

•	Financial discipline.

Our People and Culture

We are aware of the value and importance of highly qualified, motivated and committed employees. We carefully manage our hiring and training process with a view to maintaining outstanding professionals among our ranks. In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees - Compensation - Stock Ownership Plan,” and “Directors, Senior Management and Employees - Compensation - Profit Sharing Plan”.

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

Distribution Efficiency and Execution

Delivering our beer brands to almost one million points of sale in Brazil is a very complex feature of our business. In recent years, we have been focusing on direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three inherited, parallel, single-brand systems (each of them dedicated to one of our major brands, Skol, Brahma and Antarctica), we are shifting towards a multi-brand network of distributors committed to handling all of our brands.

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

Permanent Cost and Expense Reduction

Cost and expense control is one of our employees’ top priorities. Each of our departments must comply with its respective annual budget for fixed and variable costs; the employees of those departments which exceed the budget are not entitled to bonuses.

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

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil and HILA) volumes are usually stronger in the fourth quarter due to early summer and year-end festivities. In North America, volumes are stronger in the second and third quarters due to the summer season. This is demonstrated by the table below, which sets forth our volumes by quarter and business division:

	2006 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2006
Brazil	24.5%	22.1%	23.1%	30.3%	100.0%
Beer Brazil	24.5%	22.1%	23.0%	30.4%	100.0%
CSD & NANC	24.2%	22.1%	23.5%	30.2%	100.0%
HILA	26.4%	20.2%	22.6%	30.8%	100.0%
Quinsa	26.9%	19.0%	22.1%	32.0%	100.0%
HILA-ex	24.2%	25.2%	24.6%	26.0%	100.0%
North America	19.1%	28.8%	27.6%	24.5%	100.0%
AmBev Consolidated	24.5%	22.1%	23.4%	30.0%	100.0%

Description of The Markets Where We Operate

Brazil

The Brazilian beer market

In 2006, Brazil was the world’s third largest beer market in terms of volume, reaching 95.3 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second most important packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of April 2007, according to Nielsen, we had a 67.2% market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 12.3% market share; Cervejaria Petrópolis S.A. with an 8.1% market share; and Fomento Economico Mexicano S.A. with an 8.0% market share in April 2007, according to Nielsen’s public data.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving more than 200 operators. The other branch is our proprietary direct distribution system, involving more than 40 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics and iced teas. The CSD segment is the most relevant one for us, representing more than 90% of the profits of our CSD & NANC business unit. In 2006 we also sold isotonics, iced tea and bottled water.

The main flavors of CSD in Brazil are (i) black cola, (ii) guaraná, (iii) orange, and (iv) lime. Most of the CSDs in Brazil are sold in supermarkets in 2-liter one-way PET bottles, for off-premise consumption. Specifically for our portfolio, the 350 milliliter one-way aluminum can is also an important packaging presentation, and is mainly sold in supermarkets.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 20 bottlers. As of April 2007, according to Nielsen, The Coca-Cola Company family of brands had a 55.7% market share in the Brazilian CSDs market, while we had a market share of 17%. Apart from The Coca-Cola Company, we face competition from small regional producers that produce what are usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the guaraná flavor segment, and Pepsi Cola, which is sold under the exclusive bottling agreements with PepsiCo. We also have in our portfolio the brands Gatorade, in the isotonics market, H2OH! in the flavored water market, and Lipton Ice Tea, in the iced tea market, which are also sold under license.

Our CSD & NANC products are sold through the same distribution system used for beer.

HILA

Quinsa

Argentina

The Argentine beer market

According to our estimates, the Argentine beer market annual sales volume was 14.8 million hectoliters in 2006.

With a population of approximately 38 million, Argentina is Quinsa’s largest and most important market for beer. Quinsa is the largest beer producer in the country, according to Nielsen INB.

According to Nielsen INB, on-premise consumption declined from approximately 22% in 1999 to approximately 18.6% in 2006. This decline reflects the changes that occurred in consumer behavior as a result of the difficult economic circumstances existing in Argentina. Total sales of beer in supermarkets declined from approximately 18% to approximately 8.7% of total beer sales in Argentina over the same period, according to Quinsa management estimates.

The Argentine CSD market

According to our estimates, in 2006, the Argentine CSD market annual sales volume was 48.1 million hectoliters. Per capita consumption grew from 117 liters in 2005 to 126 liters in 2006. We serve more than 270,000 points of sale in all Argentina. Approximately 35% of our CSD volumes is directly distributed and 65% is distributed through exclusive third party distributors. 80% of our sales are through non-returnable bottles. Our most important brand in Argentina is Pepsi, being The Coca-Cola Company our main competitor.

Bolivia

According to our estimates, the Bolivian beer market annual sales volume was 2.8 million hectoliters in 2006. Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. Market volumes have been increasing in the last years, fueled by a combination of factors, such as (i) economic growth, as the economy posted the strongest GDP growth in five years, due in part to the high prices obtained for the country’s commodity exports, principally soybean and tin; (ii) very favorable -warmer, drier- weather conditions; and (iii) a better social climate after the elections that were won by Mr. Evo Morales.

Chile

According to our estimates, the Chilean beer market annual sales volume was 5.5 million hectoliters in 2006.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased since then. Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance, since we are both competing in each other’s principal market.

Paraguay

According to our estimates, the Paraguayan beer market annual sales volume was 2.3 million hectoliters in 2006.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects. First, beer has not faced significant competition from wine as an alternative alcoholic beverage. Second, domestic beer has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries. Third, the seasonality of our products is lower due to warmer conditions throughout the year.

Uruguay

The Uruguayan beer market

According to our estimates, the Uruguayan beer market annual sales volume was 0.8 million hectoliters in 2006. Quinsa manages both beer and CSD businesses out of the brewery in Uruguay.

Due to a crisis in Uruguay’s economy, and consequently, beer market volumes in Uruguay declined by 10% to 466,000 hectoliters in 2003. However, improvements in Uruguay’s economy resulted in a significant increase in market volumes through 2006.

The Uruguayan CSD market

According to our estimates, in 2006, the Uruguayan CSD market annual sales volume was 2.8 million hectoliters. The market growth in 2006 was a result of a recovery in the economy and also of higher market investments coming from the B-brands. Per capita consumption reached 86.7 liters in 2006 according to our estimates.

We serve more than 20,000 points of sale in all Uruguay, being 8,000 in Montevideo. Approximately 52% of our CSD volumes is directly distributed and 48% is distributed through exclusive third party distributors. More than 70% of our sales are through non-returnable bottles. Our most important brand in Uruguay is Pepsi, being The Coca-Cola Company our main competitor.

HILA-ex

Central America (including Guatemala, El Salvador and Nicaragua)

In El Salvador, the main packaging presentation is the returnable, 12 oz. glass bottle. Our main competitor in El Salvador is the market leader, a local subsidiary of SAB Miller.

In Guatemala, the main packaging presentations are the returnable, 12 oz. and 1 liter glass bottles. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, 1.0 liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture among Guatemala’s Cerveceria Centro Americana and a Costa Rican investor group named Florida Ice & Farm Co..

In all three of these markets, beer is predominantly sold in returnable bottles in small retail stores, and we sell our Brahva brand, which is distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio.

The Dominican Republic

The Dominican beer market

According our estimates, the Dominican beer market annual sales volume was 3.6 million hectoliters in 2006. The main packaging presentation in that country is the returnable, 650 milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cerveceria Nacional Dominicana, which is owned by local investors and markets the Presidente brand.

In connection with our expansion in the Dominican CSD market, we built a brewing and CSDs bottling facility in the region of Santo Domingo, which started operations in August 2005. We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD market

According to our estimates, the Dominican CSD market annual sales volume was 2.7 million hectoliters in 2006. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We are the leading player in that market, and compete with The Coca-Cola Company, represented by its local bottler.

We entered the Dominican CSD market in February 2004. Our main brands in that country are Red Rock, Pepsi-Cola and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo).

Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

According to our estimates, the Ecuadorian beer market annual sales volume was 3 million hectoliters in 2006. The main packaging presentation in that country is the returnable, 578 milliliter glass bottle, predominantly sold in small retail stores. The leading player in that market is SABMiller.

We entered the Ecuadorian beer market in December 2003, which had by that time less than 5% market share through its own Biela brand. In October 2004, the Biela brand was discontinued and we launched the Brahma brand.

Our distribution system in Ecuador is comprised of direct distribution operations and third-party distributors.

Peru

The Peruvian beer market

According to our estimates, the Peruvian beer market annual sales volume was 6.3 million hectoliters in 2006. The main packaging presentation in that country is the returnable, 650 milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller.

In connection with our expansion in the Peruvian CSD market, we finalized in May 2005 a brewing and CSDs bottling facility in the region of Lima, which allowed us to start selling the Brahma beer brand in that country.

The same distribution system used in Peru for our CSD business is also used for the beer sales.

The Peruvian CSD market

According to our estimates, the Peruvian CSD market annual sales volume was 14 million hectoliters in 2006. The main packaging presentation in the country is the 3 liter one-way PET bottle, which is predominantly sold in small retail stores. The leading player in that market is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from small B Brands regional producers, which compete mainly in price, usually being sold for a significantly lower price than our products.

We entered the Peruvian CSD market in November 2003. The main brands that we sell in Peru are Concordia, Pepsi-Cola and Triple Kola, all of which are sold under exclusive bottling agreement with PepsiCo.

Our distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Venezuela

According to our estimates, the Venezuelan beer market annual sales volume was 23 million hectoliters in 2006. The main packaging presentation in that country is the returnable, 222 milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cervecería Polar, the market leader, and Cervecería Regional, the second largest player.

Our main brands in Venezuela are Brahma Chopp and Brahma Light, and our distribution system is comprised of direct distribution operations and third-party distributors.

North America

Our North America business unit is represented by the Labatt operations, which sells domestic and InBev beer brands as well as Brahma in Canada and exports Canadian brands to the United States. The US operations also sell Brahma in the United States.

On February, 1, 2007, AmBev announced that its subsidiary Labatt had entered into a Support Agreement with Lakeport. Upon closing of the transaction, Lakeport became wholly-owned by Labatt (see “— Information on the Company - History and Development of the Company - Overview”). Lakeport has approximately 3% of beer market share in Canada.

According to our estimates, the annual sales volume in the beer market in Canada was 22.7 million hectoliters in 2006. The main packaging presentation in that country is the returnable, 341 milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has a market share slightly lower (approximately 40%) than ours (approximately 43%, including Lakeport). We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from Anheuser-Busch, Inc.) (“Anheuser-Busch”), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with Molson and Sleeman a distribution and retail company named Brewers Retail Inc., a company incorporated in 1927, the retail component of which carries out business as The Beer Store (“TBS”). TBS and the Liquor Control Board of Ontario, a chain of liquor stores owned by the government of the Province of Ontario (“LCBO”), own the exclusive rights to sell beer for off-premise consumption in Ontario. TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

Domestic brewers are entitled to hire the distribution and retail services of TBS, which charges a one-off listing fee for the registration of each stock keeping unit in its portfolio, plus a fee for service for each case delivered to the LCBO or sold in its proprietary stores. TBS also serves points of sale in Ontario where beer is consumed on premise. Any brewer can sell its products directly to points of sale where beer is consumed on premise.

Brewers Retail Inc., operating as The Beer Store, is owned by three brewers: Labatt, Molson and Sleeman.  TBS has been the primary distribution and sales channel for beer in Ontario for 80 years.  TBS operates on a cost recovery model under which it charges volume based fees for services it provides to the Brewers.  TBS receives no retail margin or profit on its sales of Beer Inventory. The  nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario.  The Liquor Control Act and the Liquor License Act are administered by the Minister of Consumer and Business Services, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

Control of TBS is governed by a shareholders agreement among Labatt, Molson and Sleeman.

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

Distribution in the Western Provinces

Molson and Labatt are each shareholders in Brewers Distributors Limited (“BDL”), which operates a distribution network for beer in the for western provinces of British Columbia, Alberta, Manitoba and Saskatchewan. the Yukon and the Northwest Territories. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through distribution and retail networks controlled by the government.

Exports to the United States

We sell some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA L.L.C., a subsidiary of InBev. See “Major Shareholders — Material Related Party Transactions”.

Beer and CSD Production Process

Beer production involves several raw material and production stages. The main ingredient in beer is malt, which is produced by germinating and roasting barley in a process called “malting”. Malt is mixed with water, hops and adjuncts (corn syrup, grits or rice, for instance) in the proportions necessary to obtain the desired taste. The resulting mixture is called “wort”. Wort is fermented with selected yeasts to produce beer, which is then filtered and packaged. In addition to these inputs, delivery of the product to consumers requires packaging materials such as bottles, aluminum or steel cans, labels and crown caps.

CSDs are produced by mixing water, flavored concentrate and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet CSDs, with artificial sweeteners and concentrate. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is packaged. In addition to these inputs, delivery of the product to consumers requires packaging materials such as PET bottles, aluminum or steel cans, labels and plastic closures.

For information on our production facilities, see “— Property, Plant and Equipment”.

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malting barley, malt, grits, corn syrup, rice, hops and water.

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, approximately 90% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Canada Malting, Soufflet, Boortmalt and Malterias Unidas. Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from farmers resident in Brazil, Argentina and Uruguay. Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world.

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

Adjuncts

Corn syrup, grits and rice are purchased locally by each one of our operations and are generally widely available.

Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per hectoliter produced. We do not foresee any shortage in our current water supply.

CSDs

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná fruit

We have a 505 hectare farm that provides us with 20 tons of guaraná berries per year, or about 10% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brands. The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Quantitative and Qualitative Disclosure about Market Risk”.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

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

We started the construction of a glass bottle producing facility in Rio de Janeiro, which will be ready in 2007. The new unit will have a yearly production capacity of 100 thousand tons of glass, approximately 450 million bottles.

Our main can suppliers are Rexam, Latapack Ball, Metalic and Crown-Cork. We generally purchase all of the glass bottles used in the packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ. Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork. PET pre-forms are principally purchased from Amcor. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	Each country has a minimum legal drinking age that is established by the government; the legal drinking age varies from 18 to 21 years;

•	Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in Venezuela, some regions of Argentina and Canada;

•
Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

•
Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

•
Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by AmBev, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry and recently the Government of Ontario has established an independent panel to review beverage alcohol policies in Ontario, and as part of this exercise TBS is undergoing heightened government scrutiny. It is difficult to determine the approach that the Government of Ontario will take.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (i) the media channels used, (ii) the contents of advertising campaigns; and (iii) the time and places where beer can be advertised.

Marketing

AmBev’s marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites. On-trade initiatives includes banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

AmBev entered into long-term agreements with PepsiCo whereby AmBev was granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017. See “Additional Information—Material Contracts”. AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina and Uruguay. In 2006, sales volumes of PepsiCo products represented 39% of our total CSD & NANC sales volumes in Brazil, 97.9% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Peru and Uruguay and nearly all of our CSD & NANC sales volumes in Argentina.

Effective January 1, 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire January 1, 2098 and are renewable by either party for a second term of 100 years. In 2006, the Anheuser-Busch brands sold by Labatt represented 37.4% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

In March 2005, AmBev and InBev entered into a 10-year cross-licensing agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Since March 2005, InBev has launched the Brahma brand in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of the Stella Artois brand in Brazil in June 2005. Labatt and InBev have an arrangement through which Labatt distributes Stella Artois branded beer in Canada. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S, under a distribution agreement entered into with Labatt.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2006 represented as a percentage of gross sales was: 36.2% in Brazil; 26.5% in Canada; 13.6% in Central America; 35.4% in Ecuador; 46.4% in Peru; 44.5% in the Dominican Republic; 23.3% in Venezuela; 31.5% in Argentina; 16% plus US$0.2 per liter in Bolivia; 34% in Chile; 18% in Paraguay; and 23% plus US$23.57 per hectoliter in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our CSD & NANC products in 2006 represented as a percentage of gross sales was: 28% in Brazil; 13% in the Dominican Republic; 29.6% in Peru; 27.5% in Argentina; and 23% plus US$23.57 per hectoliter in Uruguay.

C.	Organizational Structure

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and FAHZ, together hold approximately 89.6% of AmBev’s common shares, as of April 30, 2007. InBev indirectly holds shares of AmBev common stock that represent approximately 73.5% of the total voting power of AmBev’s capital stock. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

Since the merger of CBB into AmBev in May 2005, AmBev conducts the bulk of its operations in Brazil directly. It is also indirectly controls Labatt, the operations of HILA-ex and our stake in Quinsa and QIB. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of June 30, 2007 on total share capital owned. For a list of our material subsidiaries, see Exhibit 8.1 to this annual report.

AmBev
DAHLEN
AmBev 100.0%
Labatt Aps
AmBev 100.0%
Jalua 0.0%
Labatt Brewing
Labatt Aps 100.0%
Jalua Spain 0.0%
Labatt Subsidiaries
Lambic SA
AmBev 87.1%
Other 12.9%
Hohneck Arg
AmBev 50.7%
SKOL 49.3%
Lambic Chile
Lambic S.A. 100.0%
Other 0.0%
Hohneck Chile
Hohneck Arg 100.0%
Other 0.0%
NCAQ
Lambic Chile 100.0%
Dunvegan 0.0%
DUNVEGAN
Hohneck Chile 100.0%
QUINSA
Dunvegan 32.4%
NCAQ 24.4%
AmBev 34.5%
Other 8.6%
QIB
Quinsa 93.0%
Dunvegan 7.0%
Quinsa Subsidiaries
FRATELLI VITA
AmBev 77.8%
Anep 21.2%
Skol 0.1%
Eagle 0.0%
CRBS 0.2%
Other 0.6%
SKOL
AmBev 100.0%
Other 0.0%
CRBS
AmBev 99.7%
Other 0.3%
M CORREIA
AmBev 100.0%
PEPSI ENG.
AmBev 99.5%
Skol 0.5%
FAZ DO POÇO
AmBev 91.4%
CRBS 8.6%
AGREGA
AmBev 50.0%
Other 50.0%
AROSUCO
AmBev 99.7%
Skol 0.3%
ANEP
AmBev 100.0%
Skol 0.0%
GOLDENSAND
AmBev 100.0%
CINTRA
Goldensand 95.9%
Monthiers 4.11%
RAMONIK
Cintra 99.5%
Monthiers 0.5%
EAGLE
AmBev 100.0%
Skol 0.0%
JALUA Spain
Eagle 100.0%
AmBev 0.0%
BRAHMACO
Eagle 100.0%
Other 0.0%
MONTHIERS
Jalua Spain 100.0%
ASPEN
Eagle 100.0%
CYMPAY
Aspen 98.3%
Other 1.7%
AmBev Centroamerica
Monthiers 50.0%
Other 50.0%
AmBev Co
Monthiers 70.0%
Other 30.0%
AmBev Peru
AmBev Co 100.0%
AmBev Equador
Monthiers 100.0%
AmBev Dominicana
Monthiers 65.8%
Other 34.2%
UBL
Monthiers 51.0%
Other 49.0%
Brahma Venezuela
UBL 99.9%
Other 0.1%
PAMPA
AmBev 60.0%
Monthiers 40.0%
MUSA
Malt. Pampa 100.0%
Legend
Brazilian Companies
Offshore Companies

D.	Property, Plant and Equipment

Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Brazil, Canada, Chile, the Dominican Republic, Ecuador, Guatemala (from which we also serve the beer markets of El Salvador and Nicaragua), Paraguay, Peru, Uruguay and Venezuela. In 2006, we closed a brewery in Toronto, Ontario, Canada.

In 2006, our aggregate beer and CSD production capacity was 209.3 million hectoliters per year. Our total annual beer production capacity was 143.8 million hectoliters. Our total CSD production capacity was 65.5 million hectoliters. In 2006, the production of these facilities totaled 98 million hectoliters for beer and 36.3 million hectoliters for CSD. These figures include facilities operated by Quinsa’s subsidiaries. The recently acquired Cintra plants have approximately 4.2 million hectoliters of beer capacity and 2.8 million hectoliters of CSDs capacity.

The following is a list of our principal production facilities as of April 30, 2007:

Brazil		HILA		North America
Plant	Type of Plant	Plant	Type of Plant	Plant	Type of Plant
Agudos, São Paulo	Beer	HILA-ex		St. John’s	Beer
Brasília, Federal District	Beer	Brahma Venezuela, Venezuela	Beer	Halifax	Beer
Curitiba, Paraná	Beer	AmBevCentroamerica, Guatemala	Beer	Montreal	Beer
Equatorial, Maranhão	Beer	AmBevEcuador, Ecuador	Beer	London	Beer
Goiânia, Goiás	Beer	Hato Nuevo, Dominican Republic	Beer	Edmonton	Beer
Jacareí, São Paulo	Beer			Creston	Beer
Lages, Santa Catarina	Beer	Huachipa, Peru	Mixed	Hamilton	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer	San Martín, Dominican, Republic	Soft Drinks
		Sullana, Peru	Soft Drinks
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed	Cympay, Uruguay	Malt
Camaçari, Bahia	Mixed	MUSA, Uruguay	Malt
Cebrasa, Goiás	Mixed	Maltería Pampa, Argentina	Malt
Cuiabá, Mato Grosso	Mixed	Quinsa
Jaguariúna, São Paulo	Mixed	Quilmes, Argentina	Beer
João Pessoa, Paraíba	Mixed	Corrientes, Argentina	Beer
Nordeste, Pernambuco	Mixed	La Paz, Bolivia	Beer
Nova Rio, Rio de Janeiro	Mixed	Santa Cruz , Bolivia	Beer
Manaus, Amazonas	Mixed	Taquiña, Bolivia	Beer
Minas, Minas Gerais	Mixed	Huari, Bolivia	Beer
Teresina, Piauí	Mixed	Tarija, Bolivia	Beer
Águas Claras do Sul, Rio Grande do Sul	Mixed	Santiago, Chile	Beer
Piraí, Rio de Janeiro	Mixed	Minas, Uruguay	Beer
Mogi Mirim, São Paulo	Mixed	Ypané, Paraguay	Beer/ Glass bottle

Curitibana, Paraná	Soft drinks	Zárate, Argentina	Mixed
Contagem, Minas Gerais	Soft drinks	Mendoza, Argentina	Mixed
Jundiaí, São Paulo	Soft drinks	Montevideo, Uruguay	Mixed
Sapucaia, Rio Grande do Sul	Soft drinks
		Córdoba, Argentina	Soft Drinks
Manaus, Amazonas	Crown Cap	Trelew, Argentina	Soft Drinks
Manaus, Amazonas	Concentrate	Buenos Aires South, Argentina	Soft Drinks and Juices
Maltaria Navegantes, Rio Grande do Sul	Malt	Tucumán, Argentina	Soft Drinks/ Bottling

		Montegrande, Argentina	Isotonics
		Tres Arroyos, Argentina	Malt
		Llavallol, Argentina[1]	Malt

[1]	This malting facility has been leased to third parties for 10 years.

Please see “Liquidity and Capital Resources-Secured Debt”, for more information about encumbrances in our plants and equipments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

We have prepared our audited consolidated financial statements included in this annual report in Reais in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The audited financial statements included elsewhere in this annual report include a reconciliation of net income and shareholders’ equity to U.S. GAAP, a discussion of the reconciling differences in accounting principles, and the presentation of the U.S. GAAP condensed balance sheets and statements of operations in Reais.

AmBev’s discussion and analysis of its financial condition and results of operations are based upon its primary financial statements. As a result, the financial information and related discussion and analysis contained in this Item are in accordance with Brazilian GAAP and figures are in Reais, unless otherwise stated.

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. GAAP, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herewith.

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

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimated of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuations purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed.

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

Plan assets of the Instituto AmBev de Previdência Privada - IAPP (the “AmBev Pension Fund”) include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Although the plan assets of IAPP are considered to be in excess of that required to meet the projected benefit obligation, because Brazilian pension regulations currently provide no means for returning this surplus to the sponsor, a valuation allowance of R$ 302.4 million in 2006 and R$ 240.3 million in 2005 was recorded against the excess plan assets based on the amount AmBev will be able to reduce future employer contributions to the minimum permitted by law.

Under US GAAP, as of December 31, 2006 we have adopted SFAS No. 158, Employer’s Accounting for Defined Benefit Plans and Other Post Retirement Benefits - an amendment of SFAS No. 87, 88, 106 and 132(R). Under SFAS No. 158 the Company recognized the funded status of each of its defined pension and post-retirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in other accumulated comprehensive income. As required by SFAS No. 158, its provisions were applied on a prospective basis as from December 31, 2006; therefore prior periods presented have not been restated. We have recorded an accrued liability, based on independent actuarial reports at the end of each period which include the pension and other post-retirement obligations payable by AmBev, Labatt and FAHZ.

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

FAHZ Net Assets

FAHZ provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in Note 12 (b) to the audited financial statements included elsewhere in this report. As of April 30, 2007, FAHZ owned approximately 16% of AmBev’s outstanding voting shares and approximately 8.8% of AmBev’s total outstanding shares. See “Major Shareholders and Related Party Transactions”.

Under Brazilian GAAP, FAHZ is a legally distinct entity and we do not include the assets and liabilities of FAHZ within our financial statements.

Under U.S. GAAP, the net assets of FAHZ are included in the determination of shareholders’ equity and net income of AmBev, as such assets are not considered to be plan assets as defined by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, and subsequent amendments, since they are not segregated and restricted between active and retired employees. The AmBev shares held by FAHZ are accounted for as treasury shares and impact our earnings per share calculation as they reduce our outstanding number of shares. We believe no alternative recognition and accounting methods are available to us.

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

Total provision for contingencies recorded in our balance sheet as at December 31, 2006 and 2005 totaled R$ 663.3 million and R$ 1,037.1 million, respectively.

We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$ 5,877.0 million at December 31, 2006 (R$ 4,557.0 million - 2005).

Deferred tax

We recognize deferred tax effects of tax loss carryfowards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable (under Brazilian GAAP) or more likely than not (under U.S. GAAP) that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Pursuant to CVM regulations, under Brazilian GAAP, we must demonstrate that we will recover the tax assets discounted to present value based on expected realization dates, within a 10-year period, even though these credits have no prescription period for Brazilian tax law purposes.

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

We do not record deferred tax liabilities on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are not taxable on remittance to Brazil. The Brazilian tax authorities introduced new legislation in the third quarter of 2001 to, among other measures, subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil. Although we have received a number of assessments in connection with such matter, as described under “—off-Balance Arrangements”, we continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements.

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

Under Brazilian GAAP, financial instruments designated as hedges for accounting purposes are recorded at cost plus accrued interest (“yield curve”) and gains or losses are deferred and recorded in income when the underlying transaction has occurred. Financial instruments which have not been designated as hedges for accounting purposes are recorded at the lower of cost or market and recorded in earnings as financial income or expenses when incurred.

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

The estimated fair value amounts have been determined by us using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

We believe that swap quotations obtained are reasonable when compared with information on similar financial instruments traded in the Bolsa de Mercadorias & Futuros (“BM&F”) and that the internally developed valuation methodology is consistent with methodologies used by other participants in the swap market in Brazil and its results reasonably reflect the amount that would be paid or received to settle the swap on the valuation date.

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we been able to adopt the same criterion to recognize its financial liabilities at market value, it would have recorded an additional loss, before income taxes, of R$ 580.9 million, on December 31, 2006 (loss of R$ 523.4 million in 2005 and a loss of R$ 602.6 million in 2004), as follows:

Financial liabilities	Book value	Market value	Difference
“Bonds” - AmBev 11 and AmBev 13	2,175.9	2,575.4	(399.5)
Series A Notes (i)	345.1	350.4	(5.3)
Series B Notes (ii)	91.8	93.8	(2.0)
Senior Notes - BRI (iii)	163.0	183.7	(20.7)
Other currency international financing (iv)	2,311.1	2,311.1	—
Financing in R$ (iv)	948.8	1,147.3	(198.5)
BNDES/FINEP/EGF (iv)	498.8	498.8	—
Res. 63/ Compror 63	901.0	855.9	45.1
Debentures (2009 and 2012)	2,131.1	2,131.1	—
	9,566.6	10,147.5	(580.9)

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

Accounting for less than majority owned subsidiaries

Under Brazilian GAAP, we record joint-ventures, including investees in which we share control through our participation in a shareholders’ agreement under the proportional consolidation method. Our results of operation through July 31, 2006 include our proportionate share in Quinsa. We have consolidated Quinsa’s results beginning August 1, 2006.

For purposes of U.S. GAAP, the subsidiaries that are accounted for under Brazilian GAAP on a proportional consolidation basis are recorded as equity in affiliates under the equity method of accounting as we do not hold a financial controlling interest in their operations.

We believe our accounting for our investment in Quinsa through July 31, 2006 to be consistent with SFAS No. 94 “Consolidation of All Majority-Owned Enterprises” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and, therefore, no alternative accounting method to be available to us. We have acquired full control of Quinsa and therefore fully consolidated its balance sheet and results of operations beginning August 9, 2006.

We do not have any variable interest entities at December 31, 2006 or 2005 which would be required to be consolidated under the provisions of FASB’s Financial Interpretation Fin 46-R “Consolidation of Variable Interest Entities (revised December 2003)”.

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

As the proportion of our net sales made through direct distribution rises, our results of operations are affected as follows:

•
Net sales increases. Net sales made through direct distribution are greater than net sales made through third parties. Under direct distribution, we receive a higher price for our products since we are selling directly to retail stores, capturing the gross margin previously retained by distributors;

•
We incur transportation costs. When we sell our products directly, we incur freight costs in transporting our products between our plant and the point of sale, which are included in our cost of sales under U.S. GAAP and in our direct distribution expenses under Brazilian GAAP; and

•
Our sales, general and administrative expenses increase. Under the third-party distribution system, the salesperson is an employee of the distributor, while under direct distribution, the salesperson is our employee. As direct distribution grows, we incur additional direct distribution expenses from the hiring of additional employees which are offset by the increase in net sales.

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

Fluctuations in the exchange rate to the U.S. dollar of currencies in which our revenues are generated may cause the following impact on our results of operations:

•
Increases in our cost of sales and operating expenses, negatively impacting our profit margins. Historically, we have been able to raise prices to partially offset cost and expenses increases. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost and expenses increases, or to recover such cost and expenses increases in future periods. For risk management purposes, we may decide to hedge the whole or part of our cost and expenses exposure in U.S. dollars in order to avoid short-term volatility in our results; and

•
Volatility in our financial results, for the effects of fluctuations in exchange rates on our U.S. dollar transactions (i.e., cash, cash equivalents, short-term investments, investments abroad, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income, financial expense and operating income (expense), net in our statements of operations.

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

Commodities Price Effects

AmBev has a significant exposure to fluctuations in the price of aluminum, which increased by approximately 24.5% during 2006, increasing our cost of sales. For risk management purposes, we entered into hedging agreements during 2006, which had a negative impact on our results in 2006. Another significant exposure relates to fluctuations in the price of sugar, which decreased approximately 19.6% during 2006.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The composite statutory rate applicable for the year ended on December 31, 2006, 2005 and 2004 was 34%. For the years of 2006, 2005 and 2004, our Brazilian GAAP effective tax rate was a charge of 32% in 2006, a charge of 40% in 2005 and a charge of 30.5% in 2004.

The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies not subject to different foreign tax rates; (iv) valuation allowances against net operating losses and reversals; (v) non-taxable benefits arising from state value-added incentive programs; (vi) amortization of goodwill according to Brazilian tax legislation; (vii) tax losses carryforwards; (viii) re-filings of tax returns following changes in interpretation of certain deductions; and (ix) currency fluctuations.

Tax losses available for offset

We had recorded tax loss carryforward assets available for offset of R$ 869.3 millions as of December 31, 2006. Income tax losses available for offset in Brazil do not expire; however, the annual offset is limited to 30% of pretax income.

Year ended December 31, 2006 Compared with Year ended December 31, 2005

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil, consisting of:

•	Beer Brazil;

•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

•	Other products - consists on the sale of malt and byproducts, such as malt spent grains, residual yeast from beer production and pulp from bottle labels.

•	Hispanic Latin America - HILA, consisting of:

•	Quinsa - represents AmBev’s stake in Quinsa (approximately 91% as of December 31, 2006, yielding a consolidation of 100%), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

•
HILA-ex - represents AmBev’s other operations in Latin America, where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela) and CSDs (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2006 and 2005:

	Consolidated Financial Highlights
	2005	2004	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)
Sales volume—000 hectoliters(1)	125,313	108,841	15.1%
Net sales	15,958.6	12,006.8	32.9%
Net revenue per hectoliter—R$/hl	139.4	122.2	14.1%
Cost of sales	(5,742.3)	(4,780.5)	20.1%
Gross profit	10,216.2	7,226.3	41.4%
Gross margin (%)	64.0%	60.2%
Selling, general and administrative expenses	(4,998.4)	(3,611.1)	38.4%
Provisions for contingencies	(71.5)	(260.2)	-72.5%
Other operating income (expenses), net	(1,075.3)	(420.9)	155.5%
Equity in results of subsidiaries	2.0	5.6	-64.3%
Net financial income (expenses)	(1,086.7)	(776.4)	40.0%
Operating income(2)	2,986.2	2,163.3	38.0%
Operating margin (%)	18.7%	18.0%
Net income	1,545.7	1,161.5	33.1%
Net margin	9.7%	9.7%
Earnings per share - R$/000 shares(3)	23.65	21.26	11.2%

Amounts may not add due to rounding.

(1)	Total beverage sales volume combines AmBev’s own beverage volume with total volume in Quinsa.
(2)	Under Brazilian GAAP, operating income includes net financial expense.
(3)	Calculated based on year-end number of shares, excluding treasury shares.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.8)	(36.0)
Gross profit	66.2	64.0
SG&A	(30.7)	(31.3)
Provision for contingencies	0.6	(0.4)
Other operating income (expenses), net	(5.4)	(6.7)
Net financial income (expenses)	(6.1)	(6.8)
Operating income (expenses)(1)	24.6	18.7

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006			2005
	(R$ in millions)
	Brazil	HILA	North America	Brazil	HILA	North America
Net sales	10,963.1	2,762.4	3,888.2	9,902.8	2,080.3	3,975.5
Cost of sales	(3,492.2)	(1,266.2)	(1,190.2)	(3,488.9)	(953.1)	(1,300.3)
Gross profit	7,470.9	1,496.2	2,697.9	6,413.9	1,127.1	2,675.2
Selling, general and administrative expenses	(3,038.3)	(955.6)	(1,414.8)	(2,767.0)	(764.7)	(1,466.7)

Net Sales

Net sales increased by 10.4% for the year ended December 31, 2006 to R$17,613.7 million from R$15,958.6 million in the same period in 2005.

	Sales Volumes Year ended December 31,
	2006		2005		2004
	(Thousands of hectoliters, except percentages)
Brazil	87,727.0	65.3%	82,743.1	66.0%	76,884.9	70.7%
Beer Brazil	65,654.7	48.9%	62,486.4	49.9%	57,776.8	53.1%
CSD & NANC	22,072.3	16.4%	20,256.7	16.1%	19,108.2	17.6%
Other Products	—		—		—	—
HILA	35,675.9	26.5%	31,678.6	25.3%	28,333.2	26.0%
Quinsa(1)	28,781.9	21.4%	24,997.5	19.9%	22,145.9	20.3%
HILA-ex	6,894.0	5.1%	6,681.1	5.4%	6,187.2	5.7%
North America(2)	10,962.9	8.2%	10,891.6	8.7%	3,621.3	3.3%
AmBev Consolidated	134,365.8	100.0%	125,313.3	100.0%	108,839.4	100.0%

(1)	Represents total Quinsa’s sale volumes.
(2)	2004 figures consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004

Source: AmBev

Brazilian Operations

Net sales from our Brazilian operations increased by 10.7% for the year ended December 31, 2006 to R$ 10,936.1 million from R$ 9,902.8 million in the same period in 2005, primarily as a result of growth in beer and CSD & NANC sales.

Beer Brazil. Net sales of beer in Brazil increased by 11.4% for the year ended December 31, 2006 to R$ 9,045.0 million from R$ 8,119.1 million in the same period in 2005. This was due to a 5.1% increase in volumes sold as a result of an increase in the Brazilian beer market, and a higher market share in the period (68.8% in the year ended December 31, 2006 compared to 68.3% in the same period in 2005). Net sales per hectoliter increased by 6% to R$ 137.8/hl in 2006 from R$ 129.9/hl in 2005, mainly as a result of a price adjustments implemented in December 2005, greater contribution in the sales mix from our direct sale operation and increase in the premium segment (our premium brands, Bohemia and Original grew volumes by 19.7% and 38.3% respectively).

CSD & NANC. Net sales increased by 9.6% for the year ended December 31, 2006 to R$ 1,806.4 million from R$ 1,648.7 million in the same period in 2005 mainly as a result of a 9% increase in CSD & NANC volume for the year ended December 31, 2006 and a 0.6% increase in net sales per hectoliter for CSDs for the year ended December 31, 2006 compared with the same period in 2005, mainly as a result of price adjustments implemented during 2006, greater contribution in the sales mix from our direct sale operation and higher share of multi serve package within our mix, which has a negative effect on net revenues per hectoliter.

Other Products. Net sales decreased by 17.3% for the year ended December 31, 2006 to R$ 111.6 million from R$ 135.0 million in the same period in 2005.

HILA Operations

Net sales increased by 32.8% for the year ended December 31, 2006 to R$ 2,762.4 million from R$ 2,080.3 million in the same period in 2005. Quinsa’s performance and increased consolidation were the main reasons for such increase.

Quinsa. AmBev’s stake in Quinsa contributed R$ 2,004.3 million to our consolidated revenues, yielding a growth of 54.2%. The main reasons for the increased revenues were beer and CSDs volume growth of 9.8% and 25.5%, respectively; consolidated volume growth of 15.1%; reduction of 3.5% in revenues per hectoliter, reaching R$ 88.6; and a higher consolidation of Quinsa’s results into AmBev (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. AmBev’s operations in HILA-ex presented a revenue decrease of 2.9% in 2006, accumulating R$ 758.1 million. The main reasons for the decrease were a volume growth of 3.2% and a drop of 5.9% in net revenues per hectoliter, as a consequence of a difficult competitive scenario and appreciation of the Real against other currencies from HILA-ex countries.

North America

Labatt’s operations in North America contributed R $3,888.2 million to AmBev’s consolidated revenues, a reduction of 2.2%. This result is mainly explained by an increasing sales volume in the local market (0.6%) and export market (0.8%), growth of 0.6% in net revenues per hectoliters for domestic sales in Canadian Dollars, reduction of 4.6% in net revenues per hectoliter for export sales in Canadian Dollars and the appreciation of the Real against the Canadian Dollar.

Cost of Sales

Total cost of sales increased by 3.6% for the year ended December 31, 2006 to R$ 5,948.7 million from R$ 5,742.3 million in the same period in 2005.

As a percentage of our net sales, total cost of sales decreased to 33.8% in 2006 from 36% in 2005.

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 0.1% for the year ended December 31, 2006 to R$ 3,492.2 million from R$ 3,488.9 million in the same period in 2005.

On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 5.6% for the year ended December 31, 2006 to R$ 39.8/hl from R$ 42.2/hl in the same period in 2005.

Beer Brazil. Cost of sales for our Brazilian beer operations decreased by 0.1% for the year ended December 31, 2006 to R$ 2,573.6 million from R$2,575.3 million in the same period in 2005. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 4.9% for the year ended December 31, 2006, to R$ 39.2/hl from R$ 41.2/hl in the same period in 2005. This decrease was a result of (i) a higher dilution of the fixed costs, which was possible due to sales volume growth; (ii) the productivity gains and corresponding production cost decreases resulting from AmBev’s continuous program of manufacturing industry excellence; and (iii) gains from better exchange rate in the purchase of inputs that are sensitive to U.S. dollar fluctuation.

CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations increased by 3.1% for the year ended December 31, 2006 to R$ 877.8 million from R$ 851.7 million in the same period in 2005. On a per hectoliter basis, cost of sales decreased 5.4% for the year ended December 31, 2006 to R$ 39.8/hl from R$ 42.0/hl in the same period in 2005. Similar to the beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs, more than offset the increase in exchange rate for the purchase of raw materials.

Other Products. The cost of sale of other products in Brazil decreased 34.1% for the year ended December 31, 2006 to R$ 40.8 million from R$ 61.9 million for the same period in 2005.

HILA Operations

Cost of sales for our HILA operations increased 32.9% for the year ended December 31, 2006 to R$ 1,266.2 million from R$ 953.1 million in the same period in 2005. On a per hectoliter basis, cost of sales for our HILA operations decreased by 6.2% for the year ended December 31, 2006 to R$ 42.9/hl from R$ 45.7/hl in the same period in 2005.

Quinsa. The consolidation of Quinsa’s cost of sales into AmBev added R$ 808.8 million in 2006, representing a 50.7% growth. The main factors explaining this increase are (i) a 15.1% increase in the volume sold, reaching 28,782 million hectoliters and (ii) higher consolidation of Quinsa (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. The cost of sales in AmBev’s HILA-ex operations rose 9.8%, reaching R$ 457.4 million. The main factor leading to this increase is a 3.2% growth in the volume sold, reaching 6,894 million hectoliters.

North America

Cost of sales for Labatt decreased 8.5% for the year ended December 31, 2006 to R$ 1,190.2 million from R$ 1,300.3 million in the same period in 2005. In Canadian Dollars, the cost of sales dropped 5.3%. The main factor contributing to such reduction was a 5.9% decrease in production costs per unit in Canadian Dollars.

Gross Profit

Gross profit increased by 14.2% for the year ended December 31, 2006 to R$ 11,665.0 million from R$ 10,216.2 million in the same period in 2005. Gross margin as a percentage of sales increased to 66.2% in 2006 from 64% in 2005. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2006			2005
	(R$ in millions, except percentages)
	Amount%		Margin	Amount%		Margin
Brazil	7,470.9	64.1%	68.1%	6,413.9	62.8%	64.8%
Beer Brazil	6,471.5	55.5%	71.5%	5,543.8	54.3%	68.3%
CSD & NANC	928.5	8.0%	51.4%	797.0	7.8%	48.3%
Other Products	70.9	0.6%	63.5%	73.1	0.7%	54.2%
HILA	1,496.2	12.8%	54.2%	1,127.1	11.0%	54.2%
Quinsa(1)	1,195.5	10.2%	59.6%	763.2	7.5%	58.7%
HILA-ex	300.7	2.6%	39.7%	364.0	3.5%	46.6%
North America	2,697.9	23.1%	69.4%	2,675.2	26.2%	67.3%
AmBev Consolidated	11,665.0	100.0%	66.2%	10,216.2	100.0%	64.0%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.

Selling, General and Administrative Expenses

AmBev’s sales, general and administrative expenses amounted to R$ 5,408.7 million for the year ended December 31, 2006, a 8.2% increase over the same period in 2005. The analysis of such expenses at each business unit is shown below.

Brazil

Sales, general and administrative expenses in Brazil amounted to R$ 3,038.3 million for the year ended December 31, 2006, an increase of 9.8% over the same period in 2005.

Beer Brazil. Sales, general and administrative expenses reached R$ 2,549.7 million for the year ended December 31, 2006, climbing 9.2% over the same period in 2005. The main elements that resulted in the increase in such operating expenses were: the higher sales volume of AmBev’s direct distribution structure and a 5.1% increase of sales volume.

CSD & NANC. Sales, general and administrative expenses for the CSD & NANC segment accumulated R$ 485.2 million for the year ended December 31, 2006, an increase of 12.9% over the same period in 2005. The main elements that generated the increase of such operating expenses were: the higher sales volume of AmBev’s direct distribution structure and a 9.0% increase in sales volume.

Other Products. Other Products sales generated sales, general and administrative expenses of R$ 3.4 million for the year ended December 31, 2006, increasing 10.1% over the same period in 2005.

HILA

Sales, general and administrative expenses for the HILA business unit amounted to R$ 955.6 million for the year ended December 31, 2006, increasing 25% over the same period in 2005. A more detailed analysis of the development of these expenses is shown below.

Quinsa. Sales, general and administrative expenses consolidated into AmBev, through its stake in Quinsa, accumulated R$485 million for the year ended December 31, 2006, increasing 49.5% over the same period in 2005. This increase is mostly explained by AmBev’s higher consolidation of Quinsa’s results (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. Sales, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$ 470.6 million for the year ended December 31, 2006, increasing 6.9% over the same period in 2005.

North America

Labatt’s sales, general and administrative expenses amounted to R$ 1,414.8 million for the year ended December 31, 2006. In Canadian Dollars, sales, general and administrative expense were stable in comparison with 2005.

Provisions for contingencies

Provisions for contingencies and others recorded a gain of R$ 111.8 million for the year ended December 31, 2006. The main entry is a reversion of R$ 316.0 million related to PIS and COFINS claims. For more information about major lawsuit regarding this reversion, see “Legal Proceedings—Tax Matters—Value Added Tax, Excise Tax and Taxes on Net Sales”.

Other operating income (expense), net

The net balance of other operating income and expenses for the year ended December 31, 2006 represented a loss of R$ 955.1 million, 11.2% lower in relation to the loss recorded in 2005. The breakdown of the main entries is shown as follows: (i) a gain of R$ 165.4 million referring to assets increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil; (ii) a gain of R$ 79.4 million derived from exchange rate variation on our investments abroad; (iii) a gain of R$ 39.9 million related to negative goodwill on ICMS tax incentive credit; (iv) a gain of R$ 24 million referring to the recovery in Brazil of PIS and COFINS tax credits; (v) an expense of R$ 971.4 million resulting from the goodwill amortization related to AmBev’s investment in Labatt; (vi) an expense of R$ 103.3 million resulting from the goodwill amortization related to AmBev’s investments in Quinsa; (vii) an expense of R$ 85.5 million resulting from the goodwill amortization related to Quinsa’s investments in Latin America; and (viii) an expense of R$ 122.7 million resulting from other goodwill amortization.

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

Financial income for the year ended December 31, 2006 was R$ 168.4 million compared to financial income of R$95.3 million in the same period in 2005.

Financial expenses for the year ended December 31, 2006 were R$ 1,246.7 million compared to R$ 1,182.0 million in the same period in 2005. This difference can be explained by a higher debt balance.

Net Financial Results for the year ended December 31, 2006 were a loss of R$ 1,078.3 million, compared to a loss of R$ 1,086.7 million in the same period of 2005.

Operating income

Operating income increased by 45.2% for the year ended December 31, 2006 to R$ 4,336.1 million from R$2,986.2 million in the same period in 2005.

Non-Operating income (expense), net

The net balance of other non-operating income and expenses resulted in a loss of R$ 28.8 million for the year ended December 31, 2006, compared to a loss of R$ 234.3 million in the same period in 2005. The main reason for the decrease are two entries that occurred in 2005 and were not verified in 2006:

(i)
A loss of R$ 158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (a) loss of property, plant and equipment (R$ 46.7 million); (b) supplement for the provision of employee benefits (R$ 69.9 million); and (c) employee dismissal costs (R$ 41.6 million); and

(ii)	A loss of R$ 65.6 million related to AmBev’s investment in Quinsa, as a result of the buy-back of its own shares in the market carried out by Quinsa during 2005.

Income tax benefit (expense)

Our consolidated income tax and social contribution for the year ended December 31, 2006 was a charge of R$ 1,315.3 million, up 28.9% from R$ 1,020.2 million in 2005. At the nominal tax rate of 34%, income tax for the year ended December 31, 2006 would have amounted to R$ 1,398.4 million. Our effective income tax rate in the year ended December 31, 2006 was positively affected by the benefit from tax deductible distribution of interest on shareholder’s equity (R$ 500.9 million) and negatively affected by non tax-deductible goodwill amortization (R$ 355 million).

Profit sharing and contributions

Provisions for employee and management profit sharing decreased to R$ 194.4 million for the year ended December 31, 2006 from R$ 202.8 million in the same period in 2005. Both in 2006 and 2005, as AmBev’s corporate goals were met, our employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Minority interest

Minority shareholders in our subsidiaries shared a loss of R$ 8.7 million for the year ended December 31, 2006 compared to a loss of R$ 16.8 million in 2005.

Net Income

Net income increased by 81.5% for the year ended December 31, 2006 to R$ 2,806.3 million from R$ 1,545.7 million in the same period in 2005.

Year ended December 31, 2005 Compared with Year ended December 31, 2004

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil, consisting of:

•	Beer Brazil;

•	CSD & NANC Brazil - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

•	Other products - consists on the sale of malt and byproducts, such as malt spent grains, residual yeast from beer production and pulp from bottle labels.

•	Hispanic Latin America - HILA, consisting of:

•	Quinsa - represents AmBev’s stake in Quinsa (59.2% as of December 31, 2005), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

•
HILA-ex - represents AmBev’s other operations in Latin America, where we distribute beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela), CSDs (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the USA.

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2005 and 2004:

	Consolidated Financial Highlights
	2005	2004	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)
Sales volume—000 hectoliters(1)	125,313	108,841	15.1
Net sales	15,958.6	12,006.8	32.9
Net revenue per hectoliter—R$/hl	139.4	122.2	14.1
Cost of sales	(5,742.3)	(4,780.5)	20.1
Gross profit	10,216.2	7,226.3	41.4
Gross margin (%)	64.0%	60.2%
Selling, general and administrative expenses	(4,998.4)	(3,611.1)	38.4
Provisions for contingencies	(71.5)	(260.2)	-72.5
Other operating income (expenses), net	(1,075.3)	(420.9)	155.5
Equity in results of subsidiaries	2.0	5.6	-64.3
Net financial income (expenses)	(1,086.7)	(776.4)	40.0
Operating income(2)	2,986.2	2,163.3	38.0
Operating margin (%)	18.7%	18.0%
Net income	1,545.7	1,161.5	33.1
Net margin	9.7%	9.7%
Earnings per share - R$/000 shares(3)	23.65	21.26	11.2

Amounts may not add due to rounding.

(1)	Total beverage sales volume combines AmBev’s own beverage volume with total volume in Quinsa.
(2)	Under Brazilian GAAP, operating income includes net financial expense.
(3)	Calculated based on year-end number of shares, excluding treasury shares.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(36.0)	(39.8)
Gross profit	64.0	60.2
SG&A	(31.3)	(30.1)
Provision for contingencies	(0.4)	(2.2)
Other operating income (expenses), net	(6.7)	(3.5)
Net financial income (expenses)	(6.8)	(6.5)
Operating income (expenses)(1)	18.7	18.0

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005			2004
	(R$ in millions)
	Brazil	HILA	North America	Brazil	HILA	North America(1)
Net sales	9,902.8	2,080.3	3,975.5	8,525.9	1,922.1	1,558.8
Cost of sales	(3,488.9)	(953.1)	(1,300.3)	(3,368.6)	(909.5)	(502.4)
Gross profit	6,413.9	1,127.1	2,675.2	5,157.3	1,012.5	1,056.4
Selling, general and administrative expenses	(2,767.0)	(764.7)	(1,466.7)	(2,416.8)	(638.4)	(556.1)

(1)	North America’s results reflect the consolidation of Labatt’s operating results since August 27, 2004.

Net Sales

Net sales increased by 32.9% for the year ended December 31, 2005 to R$ 15,958.6 million from R$ 12,006.8 million in the same period in 2004.

	Sales Volumes Year ended December 31,
	2005		2004		2003
	(Thousands of hectoliters, except percentages)
Brazil	82,743.1	66.0%	76,884.9	70.7%	74,058.4	78.5%
Beer Brazil	62,486.4	49.9%	57,776.8	53.1%	55,260.2	58.6%
CSD & NANC	20,256.7	16.1%	19,108.2	17.6%	18,798.3	19.9%
Other Products	—		—	—	—	—
HILA	31,678.6	25.3%	28,333.2	26.0%	20,301.3	21.5%
Quinsa(1)	24,997.5	19.9%	22,145.9	20.3%	18,514.6	19.6%
HILA-ex	6,681.1	5.4%	6,187.2	5.7%	1,786.7	1.9%
North America(2)	10,891.6	8.7%	3,621.3	3.3%	—	—
AmBev Consolidated	125,313.3	100.0%	108,839.4	100.0%	94,359.7	100.0%

(1)	Represents total Quinsa’s sale volumes.
(2)	2004 net revenues consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Source: AmBev

Brazilian Operations

Net sales from our Brazilian Operations increased by 16.1% for the year ended December 31, 2005 to R$ 9,902.8 million from R$ 8,525.9 million in the same period in 2004, primarily as a result of growth in beer and CSD & NANC sales.

Beer Brazil. Net sales of beer in Brazil increased by 17.5% for the year ended December 31, 2005 to R$ 8,119.1 million from R$ 6,907.4 million in the same period in 2004. This was due to an 8.2% increase in volumes sold as a result of an increase in the Brazilian beer market, and a higher market share in the period (68.3% in the year ended December 31, 2005 compared to 66.2% in the same period in 2004). Net sales per hectoliter increased by 8.7% to R$ 129.9/hl in 2005 from R$ 119.6/hl in 2004, mainly as a result of price adjustments implemented during 2005, greater contribution in the sales mix from our direct sale operation and increase in the premium segment.

CSD & NANC. Net sales increased by 12.7% for the year ended December 31, 2005 to R$ 1,648.7 million from R$ 1,462.8 million in the same period in 2004 mainly as a result of a 6% increase in CSD & NANC volume for the year ended December 31, 2005 and a 6.3% increase in net sales per hectoliter for CSDs for the year ended December 31, 2005 compared with the same period in 2004, mainly as a result of price repositioning implemented during 2005 and greater contribution in the sales mix from our direct sales operation.

Other Products. Net sales decreased by 13.3% for the year ended December 31, 2005 to R$ 135.0 million from R$ 155.8 million in the same period in 2004.

HILA Operations

Net sales increased by 8.2% for the year ended December 31, 2005 to R$ 2,080.3 million from R$ 1,922.1 million in the same period in 2004. Both Quinsa’s performance and our HILA-ex operations contributed to this result.

Quinsa. AmBev’s stake in Quinsa contributed R$ 1,299.9 million to our consolidated revenues, yielding a growth of 12.7%. The main reasons for the increased revenues were beer and CSDs volume growth of 7.1% and 26%, respectively; consolidated volume growth of 12.9%; growth of 10.4% in revenues per hectoliter, reaching US$ 38.2; and a higher AmBev stake in Quinsa’s capital (as of December 31, 2005: 59.2%; as of December 31, 2004: 54.8%).

HILA-ex. AmBev’s operations in HILA-ex presented a revenue increase of 1.5% in 2005, accumulating R$ 780.4 million. The main reasons for the increased revenue were consistent growth of AmBev’s operations in Venezuela; the Brahma launch in Peru and the Dominican Republic; and the first full year of Brahma sales in Ecuador. HILA-ex revenues were affected negatively by a difficult competitive scenario for beer in Central America and for CSDs in both Peru and Dominican Republic.

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

As a percentage of our net sales, total cost of sales decreased to 36% in 2005 from 39.8% in 2004.

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

CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations increased by 3.8% for the year ended December 31, 2005 to R$ 851.7 million from R$ 820.5 million in the same period in 2004. On a per hectoliter basis, cost of sales decreased 2.1% for the year ended December 31, 2005 to R$ 42/hl from R$ 42.9/hl in the same period in 2004. Similar to the beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs, more than offset the increase in exchange rate for the purchase of raw materials.

Other Products. The cost of sale of Others Products in Brazil decreased 23.7% for the year ended December 31, 2005 to R$61.9 million from R$81.1 million for the same period in 2004.

HILA Operations

Cost of sales for our HILA operations increased 4.8% for the year ended December 31, 2005 to R$ 953.1 million from R$ 909.5 million in the same period in 2004. On a per hectoliter basis, cost of sales for our HILA operations decreased by 10.7% for the year ended December 31, 2005 to R$ 45.7/hl from R$ 51.2/hl in the same period in 2004.

Quinsa. The consolidation of Quinsa’s cost of sales into AmBev accumulated R$ 536.7 million in 2005, representing a 5.2% growth. The main factors explaining this increase are (i) a 12.9% increase in the volume sold, reaching 24,997 million hectoliters and (ii) AmBev’s increased stake in Quinsa’s capital (as of December 31, 2005: 59.2%; as of December 31, 2004: 54.8%).

HILA-ex. The cost of sales in AmBev’s HILA-ex operations rose 4.3%, reaching R$ 416.4 million. The main factor leading to this increase is an 8% growth in the volume sold, reaching 6,681 million hectoliters.

North America

Labatt’s cost of goods sold recorded R$ 1,300.3 million for the year ended December 31, 2005. The pro forma comparison, in local currency, with Labatt’s results for the year ended December 31, 2004 shows a decrease in the cost of goods sold of 6.5%. The main factor contributing to such reduction was a 2.9% decrease in production costs per unit.

Gross Profit

Gross profit increased by 41.4% for the year ended December 31, 2005 to R$ 10,216.2 million from R$ 7,226.3 million in the same period in 2004. Gross margin as a percentage of sales increased to 64% in 2005 from 60.2% in 2004. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2005			2004
	(R$ in millions, except percentages)
	Amount%		Margin	Amount%		Margin
Brazil	6,413.9	62.8%	64.8%	5,157.3	71.4%	60.5%
Beer Brazil	5,543.8	54.3%	68.3%	4,440.3	61.5%	64.3%
CSD & NANC	797.0	7.8%	48.3%	642.2	8.9%	43.9%
Other Products	73.1	0.7%	54.2%	74.7	1.0%	48.0%
HILA	1,127.1	11.0%	54.2%	1,012.5	14.0%	52.7%
Quinsa(1)	763.2	7.5%	58.7%	642.7	8.9%	55.7%
HILA-ex	364.0	3.5%	46.6%	369.9	5.1%	48.1%
North America(2)	2,675.2	26.2%	67.3%	1,056.4	14.6%	67.8%
AmBev Consolidated	10,216.2	100.0%	64.0%	7,226.3	100.0%	60.2%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.
(2)	2004 net revenues consists of the results of Labatt’s operations from August 27, 2004 through December 31, 2004.

Selling, General and Administrative Expenses

In 2005, AmBev revised how it reports its selling, general and administrative expenses, no longer providing the breakdown of: (i) selling and marketing; (ii) direct distribution; and (iii) general and administrative expenses. Accordingly,

AmBev’s sales, general and administrative expenses amounted to R$ 4,998.4 million for the year ended December 31, 2005, a 38.4% increase over the same period in 2004. The analysis of such expenses at each business unit is shown below.

Brazil

Sales, general and administrative expenses in Brazil amounted to R$ 2,766.9 million for the year ended December 31, 2005, an increase of 14.5% over the same period in 2004.

Beer Brazil. Sales, general and administrative expenses reached R$ 2,334.1 million for the year ended December 31, 2005, climbing 13.4% over the same period in 2004. The main elements that resulted in the increase in such operating expenses were: (i) the higher sales volume of AmBev’s direct distribution structure; and (ii) an increase in AmBev’s billing to some clients, which we maintain agreements with, referring to a proportional contribution of funds in trading activities.

CSD & NANC. Sales, general and administrative expenses for the CSD & NANC segment accumulated R$ 429.8 million for the year ended December 31, 2005, an increase of 20.8% over the same period in 2004. The main elements that generated the increase of such operating expenses were: (i) higher sales volume through AmBev’s direct distribution structure; and (ii) planned and significant increase in sales and marketing budget for CSD & NANC in 2005, offsetting 2004 budgetary restrictions, a year in which the absolute priority for AmBev’s Brazilian operations was to recover its beer market share.

Other Products. Other Products sales generated sales, general and administrative expenses of R$ 3.1 million for the year ended December 31, 2005, increasing 7.5% over the same period in 2004.

HILA

Sales, general and administrative expenses for the HILA business unit amounted to R$ 764.7 million for the year ended December 31, 2005, increasing 19.8% over the same period in 2004. A more detailed analysis of the development of these expenses is shown below.

Quinsa. Sales, general and administrative expenses consolidated into AmBev, through its stake in Quinsa, accumulated R$ 324.4 million for the year ended December 31, 2005, increasing 6.9% over the same period in 2004. This increase is mostly explained by AmBev’s higher stake in Quinsa’s capital (as of December 31, 2005: 59.2%; as of December 31, 2004: 54.8%).

HILA-ex. Sales, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$ 440.4 million for the year ended December 31, 2005, increasing 31.5% over the same period in 2004. The main reason for higher expenses was expenditures related to Brahma’s launch in Peru and the Dominican Republic, both in promotion and distribution.

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

Other operating income (expense), net

The net balance of other operating income and expenses for the year ended December 31, 2005 represented a loss of R$ 1,075.3 million, 155.5% higher in relation to the loss recorded in 2004. The breakdown of the main entries is shown as follows: (i) a gain of R$ 151.8 million referring to assets increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil; (ii) a gain of R$ 52.2 million referring to the recovery in Brazil of PIS and COFINS tax credits; (iii) an expense of R$ 923.5 million resulting from the goodwill amortization related to AmBev’s investment in Labatt; (iv) an expense of R$ 184.3 million derived from the goodwill amortization related to Labatt’s investments in North America; (v) an expense of R$ 164.6 million resulting from the goodwill amortization related to AmBev’s investments in Latin America; and (vi) an expense of R$ 74.1 million derived from exchange rate variation on our investments abroad.

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

Financial income for the year ended December 31, 2005 was R$ 95.3 compared to financial income of R$ 468.5 million in the same period in 2004.

Financial expenses for the year ended December 31, 2005 were R$ 1,182.0 million compared to R$ 1,244.9 million in the same period in 2004. This difference can be explained by a higher debt balance.

Net Financial Results for the year ended December 31, 2005 were a loss of R$ 1,086.7 million, compared to a loss of R$ 776.3 million in the same period of 2004.

Operating income

Operating income increased by 29.9% for the year ended December 31, 2005 to R$ 2,986.2 million from R$ 2,163.3 million in the same period in 2004.

Non-Operating income (expense), net

The net balance of other non-operating income and expenses resulted in a loss of R$ 234.3 million for the year ended December 31, 2005, compared to a loss of R$ 333.8 million in the same period in 2004. The breakdown of the main entries is the following:

(i) A loss of R$ 158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (a) loss of property, plant and equipment (R$ 46.7 million); (b) supplement for the provision of employees benefits (R$ 69.9 million); and (c) employee dismissal costs (R$ 41.6 million); and

(ii) A loss of R$ 65.6 million related to AmBev’s investment in Quinsa, as a result of the buy-back of its own shares in the market carried out by Quinsa during 2005.

Income tax benefit (expense)

Our consolidated income tax and social contribution for the year ended December 31, 2004 was a charge of R$ 1,020.2 million, up 99.4% from R$ 511.7 million in 2004. At the nominal tax rate of 34%, income tax for the year ended December 31, 2004 would have amounted to R$ 866.7 million. Our effective income tax rate in the year ended December 31, 2004 was positively affected by the benefit from tax deductible distribution of interest on shareholder’s equity (R$ 253 million) and negatively affected by (i) non-taxable equity gains attributable to subsidiaries (R$ 174.1 million) and (ii) non tax-deductible goodwill amortization (R$ 211.4 million).

Profit sharing and contributions

Provisions for employee and management profit sharing increased to R$ 202.8 million for the year ended December 31, 2005 from R$ 152.4 million in the same period in 2004. Both in 2005 and 2004, as AmBev’s corporate goals were met, our employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Minority interest

Minority shareholders in our subsidiaries shared a loss of R$ 16.8 million for the year ended December 31, 2005 compared to gains of R$ 3.8 million in 2004.

Net Income

Net income increased by 33.1% for the year ended December 31, 2005 to R$ 1,545.7 million from R$ 1,161.5 million in the same period in 2004.

B.	Liquidity and Capital Resources

The information in this section refers to the years 2006, 2005 and 2004. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	The servicing of our indebtedness;

•	Capital expenditures;

•	Our share buyback program;

•	Payments of dividends and interest on shareholders’ equity;

•	Increases in ownership of our subsidiaries or companies in which we have equity investments; and

•	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and short-term investments at December 31, 2006, 2005, and 2004 were R$ 1,765 million, R$1,096.3 million, and R$1,505.4 million, respectively. The increase in the amount in our cash position at the end of 2006 compared to the end of 2005 was mainly increasing indebtedness and stronger cash flow from operations.

In connection with the Quinsa transaction, as described in the section “History and development of the Company —Interest in Quinsa”, announced on April 13, 2006, we raised debt in Reais by issuing approximately R$2,065 million in debentures on August 3, 2006. See “Liquidity and Capital Resources —Borrowings” and “Material Contracts - Debt Issuance”.

We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating activities

Our cash flows from operating activities increased 44.2% to R$ 5,985.3 million for the year ended December 31, 2006 from R$ 4,149.5 million for the same period in 2005 due to operational growth in our Brazilian, HILA and North American operations.

Our cash flows from operating activities increased 21.4% to R$ 4,149.5 million for the year ended December 31, 2005 from R$ 3,418.6 million for the same period in 2004 due to operational growth in our Brazilian and HILA operations, as well as the inclusion of a full twelve months of cash flows from our North American operations, as opposed to only four months of cash flows in 2004.

Investing activities

Cash flows used in our investing activities for the year ended December 31, 2006 totaled R$ 3,785.3 million, compared to cash flows generated in investing activities of R$ 1,619.3 million for the same period in 2005. This was due mainly to (i) acquisition of fixed assets and (ii) investment in Quinsa.

Cash flows used in our investing activities for the year ended December 31, 2005 totaled R$ 1,619.3 million, compared to cash flows generated in investing activities of R$ 110.7 million for the same period in 2004. This was due mainly to (i) acquisition of fixed assets and (ii) our decision to reduce our positions in securities in 2004.

Financing activities

Cash flows used in financing activities for the year ended December 31, 2006 amounted to R$ 1,468.6 million compared to R$ 2,973.9 million for the same period in 2005. This was principally due to dividend payments and share buybacks. Cash flows used in financing activities for the year ended December 31, 2005 amounted to R$ 2,973.9 million compared to R$ 3,433.9 million for the same period in 2004. This was also mainly due to dividend payments and share buybacks.

As of December 31, 2006, our outstanding debt totaled R$ 9,566.6 million (of which R$ 2,104.6 million was short-term debt). Our debt consisted of R$ 3,578.7 million of Real-denominated debt and R$ 5,987.9 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

	AmBev’s Profile as of December 31, 2006
Debt Instruments	2007	2008	2009	2010	2011	There-after	Total
	(R$ in millions, except percentages)
U.S. Dollar Denominated Debt Fixed Rate
Notional Amount	317.0				1,069,0	1,069,0	2,455.0
Average Pay Rate	2.01%				10.50%	8.75%	9.42%
BNDES Currency Basket Debt Floating Rate
Currency Basket Denominated Debt Floating Rate	31.3	23.4	10.9	10.2	0.9		76.7
UMBNDES + Average Pay Rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
Yen Denominated Debt Fixed Rate
Notional Amount	622.0						622.0
Average Pay Rate	3.68%						3.68%
International Debt
U.S. Dollar Denominated Debt Fixed Rate	345.6	382.0	3.0	26.6	0.4	320.7	1,078.4
Average Pay Rate	6.81%	6.61%	5.59%	7.27%	5.52%	7.27%	6.89%
International Debt
Reais Denominated DebtFixed Rate	63.8				619.5		683.3
Average Pay Rate	15.88%				15.88%		15.88%
International Debt
CAN Dollar Denominated Debt Fixed Rate	16.0	91.8			768.8		876.6
Average Pay Rate	5.71%	6.07%			5.29%		5.37%
International Debt
Other Latin American Currency Denominated Fixed Rate	372.4	194.2	68.6	100.4	101.0	42.7	879.3
Average Pay Rate	9.60%	8.69%	7.20%	6.92%	8.54%	11.44%	8.82%
Reais Denominated Debt Floating Rate—TJLP
Notional Amount	167.1	155.4	92.7	79.2	4.4		498.8
TJLP + Average Pay Rate	3.45%	3.45%	3.45%	3.45%	3.45%		3.45%
Reais Debt—ICMS Fixed Rate
Notional Amount	103.6	4.3				157.6	265.5
Average Pay Rate	4.55%	4.55%				4.55%	4.55%
Reais Debt—Debêntures Floating Rate - CDI
Notional Amount	65.9		817.1			1,248.0	2,131.0
Average Pay Rate %CDI	102.2%		101.8%			102.5%	102.2%
Total	2,104.6	851.3	992.3	216.4	2,564.0	2,838.0	9,566.6

As of December 31, 2005, our outstanding debt totaled R$ 7,203.6 million (of which R$ 1,209.4 million was short-term debt). Our debt consisted of R $794.7 million of Real-denominated debt and R$ 6,408.9 million of foreign currency-denominated debt.

As of December 31, 2004, our outstanding debt totaled R$ 7,810.7 million (of which R$ 3,443.1 million was short-term debt, including R$ 1,289.3 million of the current portion of long-term debt). Our debt consisted of R$ 1,000.9 million of Real-denominated debt and R$ 6,809.8 million of foreign currency-denominated debt.

Restrictions on the transfer of funds from subsidiaries

Certain of Labatt’s debt agreements contain clauses that restrict the transfer of funds to related companies, including AmBev. Under the terms of these agreements, Labatt may not distribute cash in the following situations:

(i) If the Leverage Ratio (aggregate indebtedness to EBITDA) exceeds 3 to 1 after such payment; or

(ii) Payments exceed 100% of accumulated net income, excluding extraordinary gains and losses, and unusual or non-recurring items from April 1, 2004.

Labatt’s current leverage ratio does not exceed 3 to 1. We do not expect these restrictions to affect our ability to meet our cash obligations.

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure concerns. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant being fixed - for the 2011 notes and 2013 notes, TJLP for BNDES loans and Canadian Banker’s acceptance for Canadian Debt. For further information, please refer to Note 9 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2006, 2005 and 2004:

	Net Debt Consolidated Position
	2006			2005			2004
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(R$ in million)
Short-term debt(3)	400.4	1,704.2	2,104.6	195.1	1,014.3	1,209.4	503.2	2,939.9	3,443.1
Long-term debt	3,178.3	4,283.7	7,462.0	599.6	5,394.6	5,994.2	497.7	3,869.9	4,367.6
Total	3,578.7	5,987.9	9,566.6	794.7	6,408.9	7,203.6	1,000.9	6,809.8	7,810.7
Cash and equivalents			1,765.0			1,096.3			1,505.4
Net Debt			7,801.6			6,107.3			6,305.3

Amounts may not add due to rounding.

(1)	LC = Local Currency.
(2)	FC = Foreign Currency.
(3)	Includes the current portion of long-term debt.

Short-term debt

As of December 31, 2006, our short-term debt totaled R$ 2,104.6 million, 80.1% of which was denominated in foreign currencies. As of December 31, 2005, our short-term debt totaled R$ 1,209.4 million, 83.7% of which was denominated in foreign currencies. As of December 31, 2004, our short-term debt totaled R$ 3,443.1 million, 86.7% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2006, our long-term debt, excluding the current portion of long-term debt, totaled R$ 7,462.0 million, of which R$ 3,178.3 million was denominated in Reais. As of December 31, 2005, our long-term debt, excluding the current portion of long-term debt, totaled R$ 5,994.2 million, of which R$ 599.6 million was denominated in Reais. As of December 31, 2004, our long-term debt, excluding the current portion of long-term debt, totaled R$ 4,367.6 million, of which R$ 497.7 million was denominated in Reais. In all three cases, the remainder was denominated primarily in U.S. dollars.

Long Term Debt Maturity(1)
2008	851.2
2009	992.3
2010	216.5
2011	2,564.0
2012	1,610.0
2013	1,070.4
2014 and later	157.6
Total	7,462.0

Amounts may not add due to rounding.

(1)	Excludes the current portion of long-term debt.

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

In December 2001, CBB issued U.S.$500 million 10.5% Notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. In October 2002, we completed a SEC registered exchange offer for these notes. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2003, CBB issued U.S.$500 million 8.75% Notes due 2013, fully guaranteed by AmBev. These notes also contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2004, we completed a SEC registered exchange offer for these notes. In both cases, the proceeds the notes issued were used principally to repay short-term debt, but also to finance part of AmBev’s capital expenditure program, and also for general corporate purposes. In May 2005, upon the completion of the merger of CBB into AmBev, AmBev became the successor to CBB under the indentures governing both the 2011 notes and the 2013 notes. Neither of these notes have any financial covenants that might limit AmBev’s ability to take on additional debt.

On June 8, 2006, our Board of Directors approved a public offering of debentures denominated in Reais in the Brazilian market of up to R$ 2,600 million. The issuance was registered with the CVM and its final amount was approximately R$ 2,065 million. Proceeds of such issuance, which closed on August 3, 2006, were used totally to finance the purchase of shares in Quinsa. See “History and Development of the Company —Interest on Quinsa” and “Capital Investment Program”.

As of December 31, 2006, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing Fund for Studies and Projects (“FINEP”).

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

As of December 31, 2004, we reclassified approximately U.S.$ 4.7 million of Quinsa’s long-term debt, with respect to which Quinsa was not in compliance with certain covenants, to current liabilities. At December 31, 2003, Quinsa was in default of certain loan covenants. Quinsa’s management concluded the process of renegotiating the terms of the affected loans and Quinsa is no longer in default of any loan covenants.

Secured debt

Certain loans, provided by BNDES and FINEP, are secured by some of our facilities and some of our equipment (mainly refrigerators).

Sales tax deferrals and other tax credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are deferred for periods of generally five years from their original due date. The total amount deferred as of December 31, 2006, including ICMS financing, was R$ 687.7 million, as disclosed in Note 11 to our financial statements. Percentages deferred typically range from 40% to 100% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2006, R$ 422.2 million, included a current portion of R$ 16.5 million (classified under other taxes and contributions payable), and R$ 405.7 million payable thereafter. The remaining R$ 265.5 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the state, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2006 and 2005, we recorded R$ 165.4 million and R$ 151.8 million, respectively, of tax credits as gains on tax incentive programs. The benefits granted are not subject to withdrawal in the event that we do not meet the program’s targets; however, future benefits may be withdrawn.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. While there has been no decisions by the Brazilian Supreme Court declaring any such state laws unconstitutional, no assurance can be given that the above sales tax deferrals and tax credit programs would not be suspended in the future as a result of an adverse decision of the Brazilian Supreme Court. Furthermore, we received in October 2006 and May 2007 two tax assessments from the State of São Paulo in the aggregate amount of approximately R$ 23 million, challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount. Nevertheless, we have discontinued the use of the tax incentive subject to the challenge, in connection with transfers to the State of São Paulo. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentive granted by the State of Santa Catarina.

Capital Investment Program

In 2006, consolidated capital expenditures on property, plant and equipment totaled R$ 1,425.7 million consisting of R$ 979.3 million in Brazil and HILA-ex, R$ 265.4 million related to our proportional consolidation of Quinsa and R$ 181 million related to investments in North America. These expenditures primarily included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

In 2005, consolidated capital expenditures on property, plant and equipment totaled R$ 1,369.5 million consisting of R$ 924.1 million in Brazil and HILA-ex, R$ 166.6 million related to our proportional consolidation of Quinsa and R$ 278.8 million related to the investments in North America. These expenditures primarily also included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

As of December 31, 2004, our investments in subsidiaries and affiliates, including acquisitions of intangible assets net of cash, totaled R$ 170.2 million. These investments are primarily related to the acquisition of our economic interest in Embodom (currently AmBevDominicana).

We continually evaluate possible acquisitions, products and technologies that are complementary to our business and any such acquisitions or investments may be financed with additional debt and/or cash flow, which has been the case historically. For instance, we invested approximately U.S.$50 million in the Dominican Republic, including the acquisition of 51% of the capital of AmBevDominicana that included a CSD facility and distribution network, as well as the construction of a beer facility in Santo Domingo. We also built a brewery in Peru, with total investments amounting to approximately U.S.$38.4 million including production facilities, working capital and pre-operating expenses.

On April 13, 2006 AmBev announced that it has entered into an agreement with BAC pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev. The acquisition closed on August 8, 2006 and was financed through a mix of internal and external sources, a combination of cash flow and the issuance of debt in the local market. See “Liquidity and Capital Resources —Borrowings” and “Material Contracts - Debt Issuance”. With the closing of the transaction, AmBev’s equity interest in Quinsa increased from approximately 56% to approximatel 91% of its total share capital. The adjusted price paid to BAC was approximately U.S.$1,252.5 million. See “Information on the Company—History and Development of the Company—Interest in Quinsa”.

Also in 2006 we have started the construction of a glass bottle producing facility in Rio de Janeiro, which will be ready in the second half of 2007. The new unit will have an yearly production capacity of 100,000 tons of glass, approximately 450 million bottles. The investment for the plant is expected to be approximately R$ 160 million (U.S.$ 80 million).

On February 1, 2007, AmBev announced that its subsidiary Labatt had entered into a Support Agreement with Lakeport. Under this agreement, Labatt agreed to offer a price of C$28.00 per unit of Lakeport for a total value of C$ 201.4 million. Upon closing of the transaction, Lakeport became wholly-owned by Labatt (see “— Information on the Company - History and Development of the Company - Overview”). On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand (see “— Information on the Company - History and Development of the Company - Overview”). The total transaction value was approximately U.S.$ 150 million..

C.	Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.	Trend Information

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2006 Compared with Year ended December 31, 2005”

E.	Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

•	Future commitments with suppliers of R$ 1,738.8 million, related primarily to industrial and distribution system investments

•
As described in “—Critical Accounting Policies”, for Brazilian GAAP purposes we do not include the assets and liabilities of FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation for Brazilian GAAP, the remaining assets and liabilities are off-balance sheet for the purposes of Brazilian GAAP financial statements. See Note 15(c) of our consolidated financial statements for more information.

We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

F.	Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of Reais)
Long-term debt	7,937.9	475.9	2,059.9	4,174.0	1,228.0
Sales tax deferrals	422.2	16.5	109.1	56.0	240.6
Pension plan	1,832.0	160.5	334.8	353.5	983.2
Other post-retirement liabilities	556.2	50.1	104.3	109.1	292.7
Total contractual cash commitments	10,748.3	703.0	2,608.1	4,692.6	2,744.5

*	The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$ 5,877.0 million as of December 31, 2006. These are not considered commitments. Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors(1)

Name	Age(2)	Position	Director of AmBev Since	Term Expires(3)

Victório Carlos De Marchi	68	Co-Chairman and Director	1999	2008
Carlos Alves de Brito	47	Co-Chairman and Director	2006	2008
Marcel Herrmann Telles	57	Director	1999	2008
Carlos Alberto da Veiga Sicupira	59	Director	1999	2008
José Heitor Attilio Gracioso	75	Director	1999	2008
Roberto Herbster Gusmão	84	Director	1999	2008
Vicente Falconi Campos	66	Director	1999	2008
Luis Felipe Pedreira Dutra Leite	41	Director	2005	2008
Johan M.J.J. Van Biesbroeck	50	Director	2005	2008

Alternate Members
Jorge Paulo Lemann	67	Alternate Director	1999	2008
Roberto Moses Thompson Motta	49	Alternate Director	1999	2008

(1)
Victório Carlos De Marchi, Co-Chairman of the Board of Directors of AmBev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by InBev and is also a Chief Executive Officer of InBev. InBev appointed five additional directors—Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Luis Felipe Pedreira Dutra Leite, Johan M.J.J. Van Biesbroeck and Vicente Falconi Campos. FAHZ appointed two additional directors—José Heitor Attílio Gracioso and Roberto Herbster Gusmão. The alternate members of the Board of Directors of AmBev are appointed in order to replace, if and when necessary, any of the directors.

(2)	Age as at May 31, 2007.
(3)	Annual General Meeting to be held in 2008.

The following are brief biographies of each of AmBev’s directors:

Victório Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of AmBev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. He is also a board member of Quinsa. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of AmBev. He has also served, since December 2005, as Chief Executive Officer of InBev. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of AmBev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000 city of Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of AmBev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of InBev and Lojas Americanas S.A.. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is 800, Third Avenue, 38th floor, New York, USA..

Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also a board member of InBev, Quinsa and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is 800, Third Avenue, 38th floor, New York, USA..

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getúlio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil

Roberto Herbster Gusmão. Mr. Gusmão is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Antarctica from 1998 until April 2000. Mr. Gusmão was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister for Trade and Industry from 1985 to 1986 and Chief Executive Officer of Banco de Desenvolvimento do Estado de São Paulo from 1982 to 1983. Mr. Gusmão was also a professor and founder of graduation and post-graduate programs at Fundação Getulio Vargas from 1954 to 1969. Mr. Gusmão has a law degree from Faculdade de Direito da Universidade de Minas Gerais. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of AmBev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial (“INDG”) and is a member of the Board of Directors of Sadia. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Av. do Contorno, 7962, 10th floor, Belo Horizonte, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of AmBev. He has also served, since January 2005, as Chief Financial Officer of InBev. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of AmBev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000 city of Leuven, Belgium.

Johan M.J.J. Van Biesbroeck. Mr. Van Biesbroeck is a member of the Board of Directors of AmBev. He has been working with Interbrew (now InBev) since 1978. He is currently a member of the InBev Executive Board of Management, holding the position of Chief Sales Officer, also being a member of the Convergence Committee and holding different Board mandates with other InBev affiliates. Mr. Van Biesbroeck has a degree in economics from Katholieke Universiteit Leuven. His principal business address is Brouwerijplein 1, 3000 Leuven, Belgium.

Jorge Paulo Lemann. Mr. Lemann is an alternate member of the Board of Directors of AmBev and a Board member of InBev. He has also served as a member of the Board of Directors of Brahma from 1990 to 1999. He is a member of the International Advisory Board of DaimlerChrysler, a board member of Fundação Estudar and a member of the Harvard Business School’s Board of Dean’s Advisors. Mr. Lemann holds a BA degree from Harvard University. His address is Rua Rebhalde, 35, Jona, Switzerland.

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

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Name	Age(1)	Position	Election Date	Term Expires(4)
Luiz Fernando Ziegler de Saint Edmond(2)	41	Chief Executive Officer for Latin America	2005	2007
Miguel Nuno da Mata Patricio(3)	41	Chief Executive Officer for North America	2006	2007
Graham David Staley	51	Chief Financial Officer and Investor Relations Officer	2007	2007
Bernardo Pinto Paiva	38	Sales Executive Officer	2005	2007
Carlos Eduardo Klützenschell Lisboa	37	Marketing Executive Officer	2005	2007
Nicolás Ernesto Bamberg	50	Industrial Executive Officer	2007	2007
Francisco de Sá Neto	41	Soft Drinks Executive Officer	2005	2007
Milton Seligman	55	Corporate Affairs Executive Officer	2005	2007
Pedro de Abreu Mariani	40	General Counsel	2005	2007

(1)	Age as of May 31, 2007.

(2)	Mr. Edmond has been an Executive Officer since 2004; he was appointed Chief Executive Officer for Latin America in 2005.

(3)	Mr. Miguel Patricio has been at the Company since 1999; he was appointed Chief Executive Officer for North America in 2006.

(4)	December 31, 2007.

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

Graham David Staley. Mr.Staley is AmBev’s Chief Financial Officer and Investor Relations Officer. He joined the Company in 2005 in the position of CFO for Labatt. Mr.Staley also held the position of CFO of Interbrew’s (today InBev) US brewing business. Mr. Staley joined Interbrew after the Company acquired the brewing operations of Bass Plc. Mr. Staley joined Bass in 1980 and served in various positions in the brewing, leisure and hotel industries. He holds a degree in Commerce from Liverpool University in England and is a Fellow of the Institute of Chartered Accountants (FCA) in England & Wales. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brasil.

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

Nicolás Ernesto Bamberg. Mr.Bamberg is AmBev’s Chief Industrial Officer. He joined the Company in 2007, after 14 years working for Cervecería y Maltería Quilmes, where he served in the position of Industrial Manager for Quinsa Group and previously as Plant Manager for Quilmes and Zárate units. Mr. Bamberg has a degree in Industrial Engeneering from Universidad Católica Argentina, in The Executive Program from University of Virginia and in Supply Chain Management from Stanford University, USA. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Francisco de Sá Neto. Mr. Sá Neto is AmBev’s CSD Executive Officer. He joined the Company in 1998 and has held various positions in the areas of Sales and Direct Distribution. He was also the Regional Officer in Southern Brazil. He has a degree in civil engineering from Universidade Federal da Bahia and holds an MBA from the University of California, Berkeley. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Milton Seligman. Mr. Seligman is AmBev’s Corporate Affairs Executive Officer. He joined the Company in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the BNDES, as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Pedro de Abreu Mariani. Mr. Mariani is the General Counsel of AmBev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and a LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B. Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2006 for services in all capacities amounted to R$ 22.9 million, including variable pay (bonuses). In addition, the members of the Board of Directors and Executive Officers received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance, educational expenses and supplementary social security benefits. Such benefits were provided through FAHZ. The Board of Directors and Executive Officers also received benefits pursuant to AmBev’s pension and stock ownership plan, which is not included in the amount above. For a description of these plans see below.

On various dates in 2006, pursuant to the terms and conditions of the stock ownership plan still in place, we acquired from the Directors and Officers a total of 15.3 million common shares (R$ 12.6 million) and 97.5 million preferred shares (R$ 92.3 million). Such amounts were calculated and paid taking into consideration the average market price on the day of the closing of the transaction or other specific rules of the stock ownership plan (e.g. cases of resignation etc.).

There are no benefits in kind provided to the AmBev’s Officers or Directors, nor are there agreements between AmBev and any of its Directors and Executive Officers.

Stock Ownership Plan

We have a stock ownership plan (the “Plan”) designed to attract and retain the services of qualified directors, executives and key employees (the “Participants”). As of December 31, 2006, the Plan had outstanding and exercisable rights to acquire 271.3 million shares of AmBev, and included 222 participants. The Plan was amended at our general shareholders’ meeting held on April 27, 2007. The following description relates to the Plan, as amended by such general shareholders’ meeting. The Plan relates to preferred shares only and is administered by the Board of Directors.

According to the Plan, 50% of the Participants’ bonus under our Profit-Sharing Plan (as further described below) shall be granted in the form of our preferred shares or ADSs (“Tranch A shares”) at an exercise price corresponding to the average closing price of such shares in the 30-day period prior to the grant. Tranch A shares are subject to a 3-year lock-up. In addition, Participants under the Plan who apply 25% or 50% of their bonus in the purchase of our preferred shares or ADSs (the “Tranch B shares”) are entitled to 2.3 or 4.6 options per share acquired (the “Options”), respectively. The exercise price of the Tranch B shares corresponds to the price of Tranch A shares with a ten percent discount. Tranch B shares are subject to a 5-year lock-up. The vesting of the Options is subject to the following conditions being met:

•	The Participant shall hold the Tranch B shares for at least five years; and

•	We shall meet certain performance measures.

The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options. The Options expire if not exercised within five years from vesting (i.e., ten years from the grant date).

For plans granted prior to 2003, the subscription price of the shares could be deferred, for a period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These deferred payment rights are guaranteed by the shares which will be acquired under the plan. Due to the enactment of Sarbanes-Oxley Act of 2002, we have ceased to grant such deferred payment rights for any subsequent stock ownership plans. Nevertheless, advances granted prior to 2003 to Participants are grandfathered. At December 31, 2006 the outstanding balance of the advances to Participants under U.S. GAAP amounted to R$ 72.7 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders’ equity under U.S. GAAP.

AmBev Pension Plan

AmBev’s pension plans are administered by the AmBev Pension Fund  Entity (IAPP). The  IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. The  IAPP was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board (Conselho Deliberativo), which has four members, three of which are appointed by AmBev, and  and one member is elected by the employees and retired employees.The IAPP Executive Board (Diretoria Executiva), which has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by    AmBev   and one  member  is elected by the employees and retired employees.

The AmBev Pension Fund is available to both active and retired employees.  Any employee after being hired  may opt to join the defined contribution plan.  When members leave Ambev, without retirement, and with  at least 3 years in IAPP`s plan, they  have some options such as : a) have their contributions refunded, b) may transfer their contributions to a bank or insurance company , c) keep their investment in IAPP to be paid in installments. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to a refund of his/her contributions to the plan

As of December 31, 2006, we had 5,771 participants in our pension plans, 3,161 participants in the defined benefit plan, including 2,255 retired participants, and 2,610 participants in the defined contribution plan, including 55 retired participants.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. The defined benefit plan is closed to new participants as of that date. New employees of AmBev can only join the defined contribution plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

AmBev’s contributions to IAPP for the year ended December 31, 2006 were approximately R$5.7 million compared to R$4.8 million in 2005.

The plan assets are comprised mainly of time deposits and equity securities (including 9,595,170 preferred shares and 1,919,034 common shares of AmBev with a total market value of R$ 11.9 million as of December 31, 2006), government securities and properties. All benefits are calculated and paid in inflation indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2006, AmBev had liabilities deriving from pension plan benefits obligations in the amount of R$ 555.3 million. See Note 12(a) to the Financial Statements.

Profit-Sharing Plan

Employees’ performance-based variable bonuses are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors.

All employees are eligible to variable compensation. The distribution of these bonuses is subject to a three-tier system in which AmBev must first achieve performance targets approved by the Board of Directors. Following that, each department or business unit must achieve its targets. In addition, a ranking system is in place, meaning that not all employees will receive bonus payments.

Our annual targets may be changed by the Board of Directors. For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which based on their relative ranking may or may not receive the bonus.

Expenses of AmBev provisioned under these programs amounted to R$194.4 million for the year ended December 31, 2006, R$202.8 million for the year ended December 31, 2005 and R$152.4 million for the year ended December 31, 2004.

C.	Board Practices

In 2006, we held numerous meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. We also organized site visits for investors and analysts.

Conselho Fiscal

At AmBev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment of our bylaws to make the Conselho Fiscal a permanent body. The following members were appointed to the Conselho Fiscal at AmBev’s general and extraordinary meeting held on April 27, 2007, for a term expiring upon the general shareholders’ meeting of 2008: Alcides Lopes Tápias, Álvaro Antônio Cardoso de Souza and Aloisio Macário Ferreira de Souza, and, as alternates, respectively, Ary Waddington, Emmanuel Sotelino Schifferle and Ernesto Rubens Gelbcke. All of them are “independent” members as per Rule 10A-3(c)(v) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Conselho Fiscal include supervision of management, performing analyses and rendering opinions regarding AmBev’s financial statements and performing other duties in accordance with Brazilian Corporate Law and its charter. None of the members of the Conselho Fiscal is also a member of the Board of Directors or of any Committee thereof.

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

The Board of Directors

Most of the Board members have been in office for several years, with current members’ term lasting until the general shareholders’ meeting of 2008. The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains its short-term competitiveness. Moreover, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising our long-term growth, while at the same time ensuring that AmBev’s corporate values are practiced.

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officers are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

Operations and People Committee

The Operations and People Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Operations and People Committee’s explicit responsibilities are:

•	To present medium and long-term planning proposals to the Board of Directors;

•	To propose and monitor AmBev’s annual performance targets and the budgets needed to attain the projected goals;

•	To monitor the Company’s standing through analysis of its results, market developments and permanent internal and external benchmarking;

•	To analyze and propose uniform best practice rules;

•	To monitor the performance of the Company’s trademarks and innovation strategies;

•	To opine in matters involving recruiting programs, variable compensation and the spreading of the Company’s culture; and

•	To analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters.

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Luis Felipe Pedreira Dutra Leite and Carlos Brito. Throughout the year, the Operations and People Committee holds at least six meetings. The members of the Committee are elected by the Board of Directors, with term of office until the general shareholders’ meeting of 2008.

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

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attílio Gracioso, Carlos Alves de Brito, Vicente Falconi Campos and Luis Felipe Pedreira Dutra Leite. Throughout the year, the Compliance Committee holds at least four meetings. The members of the Committee are elected by the Board of Directors, with term of office until the general shareholders’ meeting of 2008.

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

Current members of the Finance Committee are Messrs. Luis Felipe Pedreira Dutra Leite (Chairman), Marcel Herrmann Telles, Victório Carlos de Marchi, Carlos Alberto da Veiga Sicupira and Roberto Moses Thompson Motta. The members of the Committee are elected by the Board of Directors, with term of office until the general shareholders’ meeting of 2008.

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

Consulting Committee

The Consulting Committee was formed in 2003 and is composed of three independent members appointed by the Board of Directors for terms of three years. The Consulting Committee has the following functions:

•
To opine at the General Shareholders’ meetings and the Board of Directors, with respect to acts of the directors and officers and the fulfillment of their duties, pursuant to the law and the bylaws, as well as regarding the annual report and any propositions to be submitted to the shareholders;

•	To provide economic, industry and commercial data to the Board of Directors related to the Company’s main business purposes, including opinions and recommendations; and

•	To make recommendations concerning new business and general issues submitted to their consultation.

Current members of the Consulting Committee are Messrs. José de Maio Pereira da Silva, Paulo Cézar Castello Branco Chavez de Aragão and Ary Oswaldo Mattos Filho.

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

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the Bovespa and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines to help with the dissemination of corporate governance practices.

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

The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting, cumulative voting being applicable if requested by 5% of the common shareholders. Moreover, the Brazilian Corporate Law grants minority shareholders and/or preferred shareholders the right to elect a director if they so require in the general shareholders’ meeting called for the election of the Board of Directors. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Conselho Fiscal.

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

In addition, we are not required under the Brazilian Corporate Law to have, and accordingly we do not have, a nominating committee, corporate governance committee or compensation committee. According to the Brazilian Corporate Law, board committees may have any specific authority or mandate since the role of the full Board of Directors may not be delegated. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers. With respect to compensation, under the Brazilian Corporate Law, the shareholders determine the total or individual compensation of a company’s directors and executive officers, including benefits and allowances at a general shareholder’s meeting.

Audit Committee and Audit Committee Additional Requirements

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a written charter that addresses certain duties.

We maintain a permanent Conselho Fiscal, which is a body allowed for by the Brazilian Corporate Law that operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3.

Shareholder Approval of Equity Compensation Plans

NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Our existing stock ownership plan was amended and restated by the general shareholders’ meeting held on April 27, 2007.

Corporate Governance Guidelines

NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards which include, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the board.

We believe the corporate governance guidelines applicable to us under the Brazilian Corporate Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by AmBev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholders in our securities.

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

D.	Employees

As of December 31, 2006, AmBev and its subsidiaries had 35,090 employees, approximately 55% of whom were engaged in production, 30% of whom were engaged in sales and distribution and 16% of whom were engaged in administration.

The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

Employees as of December 31, (1)
2006	2005	2004
35,090	28,567	25,974

(1)	Through 2005, not including Quinsa and its subsidiaries.

The following table shows the geographical distribution of AmBev’s employees as of December 31, 2006:

Geographical Distribution of AmBev Employees
Location	Number of Employees

Brazil	20,083
Canada	3,080
Dominican Republic	1,898
Venezuela	1,013
Peru	1,224
Ecuador	277
Guatemala	175
Argentina	4,849
Paraguay	663
Uruguay	597
Chile	382
Bolivia	849
Total	35,090

Industrial Relations

All of AmBev’s employees in Brazil are represented by labor unions, but only approximately less than 10% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center. AmBev’s collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA and North American operations.

Health and Severance Benefits

In addition to wages, AmBev’s employees receive additional benefits. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily granted. The benefits packages of AmBev’s employees in Brazil consist of benefits provided both by AmBev directly and through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents, either for free or at a reduced cost. AmBev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate Law and AmBev’s bylaws, to support FAHZ in this regard.

AmBev is required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund (“FGTS”). Under Brazilian law, AmBev is also required to pay termination benefits to Brazilian employees dismissed without just cause, equal to 50% of the accumulated contributions made by AmBev to the FGTS during the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA and North American operations.

E.	Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of April 30, 2007:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi(1)	*	*
Carlos Alves de Brito	*	*
Marcel Herrmann Telles(2)	*	*
Carlos Alberto da Veiga Sicupira(3)	*	*
José Heitor Attílio Gracioso(4)	*	*
Roberto Herbster Gusmão(5)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Johan M.J.J. Biesbroeck	*	*
Jorge Paulo Lemann(6)	*	*
Roberto Moses Thompson Motta	*	*

Luiz Fernando Ziegler de Saint Edmond	*	*
Miguel Nuno da Mata Patricio	*	*
Graham David Staley	*	*
Bernardo Pinto Paiva	*	*
Carlos Eduardo Klützenschell Lisboa	*	*
Nicolás Ernesto Bamberg	*	*
Francisco de Sá Neto	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.
(2)
Does not include shares owned through interest in InBev. Mr. Telles is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.

(3)
Does not include shares owned through interest in InBev. Mr. Sicupira is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

(4)	Mr. Gracioso is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.
(5)	Mr. Gusmão is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions— Major Shareholders—AmBev’s Major Shareholders”.
(6)
Does not include shares owned through interest in InBev. Mr. Lemann is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. Mr. Lemann is also a trustee of FAHZ. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Introduction

As of April 30, 2007, AmBev had 34,429,161,852 common voting shares and 28,205,233,353 preferred shares outstanding. AmBev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. As of April 30, 2007, there were 61,040,704 preferred ADSs outstanding (representing 6,104,070,400 preferred shares) and 4,518,764 common ADSs outstanding (representing 451,876,400 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

At an extraordinary shareholders’ meeting held on June 29, 2007, shareholders approved a reverse stock split of our common and preferred shares at a ratio of 1/100. As a result, each ADS represents one common or preferred share, as the case may be. In this sense, the number of the Company’s shares was amended to 345,054,728 common shares and 279,362,507 preferred shares.

Control

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and FAHZ, together hold approximately 89.6% of AmBev’s common shares, as of April 30, 2007.

InBev indirectly holds shares of AmBev common stock that represent approximately 73.5% of the total voting power of AmBev’s capital stock. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

Share Buyback Programs

In 2006, we acquired 1,759.7 million preferred and 80.8 million common shares in connection with share buyback programs, at a cost of R$ 1,740.4 million. In 2005, we acquired 547.7 million preferred shares in connection with share buyback programs, at a cost of R$ 487.2 million. In 2004, we acquired 2,605.0 million preferred shares in connection with share buyback programs, at a cost of R$ 1,609.6 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. The following table summarizes the share buyback programs approved by our Board of Directors in 2005, 2006 and 2007, and the number of shares purchased under each such program until May 8, 2007. For a further description of the programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Approval Date	Shares Repurchased		Amount Repurchased (R$ in thousands)	Date program was finalized

November 7, 2005	(preferred)	547,694,270	487,176	February 22, 2006
February 22, 2006	(preferred)	416,118,966	373,008	August 8, 2006
	(common)	21,371,944	17,095
August 8, 2006	(preferred)	602,244,396	586,932	November 14, 2006
	(common)	15,857,275	13,554
November 14, 2006	(preferred)	833,914,269	870,161	February 5, 2007
	(common)	43,469,400	40,666
February 5, 2007	(preferred)	701,144,633	796,504	May 8, 2007
	(common)	131,461,018	140,534
May 8, 2007	(preferred)	—	—	Not Finalized
	(common)	—	—	Not Finalized

Total		3,281,561,621	3,325,630	N/A

AmBev’s Major Shareholders

The following table sets forth information as of April 30, 2007 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares

The Bank of New York - ADR Department(1)	451,876,400	1.31%	6,104,070,400	21.18%
Interbrew International B.V.	22,395,606,318	65.05%	10,139,452,582	35.95%
AmBrew S.A.	2,924,717,044	8.49%	1,608,833,598	5.70%
FAHZ(2)	5,522,991,293	16.04%	763	0.00%
Caixa da Previdência dos Funcionários do Banco Central do Brasil - PREVI	537,731,371	1.56%	2,564,156,855	9.09%

(1)
Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2)	Messrs. Telles, Lemann, De Marchi, Gracioso and Gusmão, directors of AmBev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—AmBev Shareholders’ Agreement”.

AmBev Shareholders’ Agreement

InBev (through AmBrew S.A. and InterBrew International B.V.), FAHZ, as well as AmBev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement (the “AmBev Shareholders’ Agreement”) with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries, among other matters.

The AmBev Shareholders’ Agreement was originally signed in July 1999 and amended in March 2004.

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

FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the AmBev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and stock grouping). At that time FAHZ held 459,521,728 common shares, which was adjusted for the five-for-one stock split that took effect in October 2000 and for the share dividend that took effect in May 2005. FAHZ appointed three of our directors. FAHZ is not allowed under the AmBev Shareholders’ Agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of AmBev’s voting shares.

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

The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Compliance Committee, the Operations and People Committee and the Finance Committee have already been created. See “Directors, Senior Management and Employees—Board Practices”.

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

•	Approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of AmBev foreseen for the same fiscal year;

•	Designation, dismissal and substitution of the Chief Executive Officers of AmBev;

•	Approval of or amendment to the compensation policy for the Board of Directors and of the executive officers of AmBev, as well as of its subsidiaries;

•	Approval of stock ownership plans for the directors, executive officers and key employees of AmBev and/or its subsidiaries;

•	Change in the dividend policy of AmBev and/or any of its subsidiaries;

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

The AmBev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The AmBev Shareholders’ Agreement provides that any votes cast by FAHZ, AmBrew S.A. and Interbrew International B.V., or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

Transfer of Shares

The AmBev Shareholders’ Agreement contains the following provisions concerning the transfer of shares:

•
FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares, during the term of the agreement, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the AmBev Shareholders’ Agreement, and (ii) not to create any type of encumbrance on their shares, without the prior written consent of FAHZ, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of FAHZ;

•
In the event that the shares of AmBev owned by FAHZ, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the AmBev shares will be the lesser of either (i) the book value of the AmBev shares, as per the latest audited balance sheet of AmBev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or (ii) the average quoted market price of the AmBev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the AmBev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the AmBev shares and the obligations in respect of such restriction; and

•
If any of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other hand, intends to dispose of subscription rights relating to AmBev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

The Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the aforementioned provisions on rights of first refusal are not observed will be deemed null, void and ineffective. AmBev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporate Law.

Specific Performance

Obligations of the parties under the AmBev Shareholders’ Agreement will be subject not only to specific performance but will also bind third parties to the terms of the agreement, in effect declaring null and void any action taken in breach to it so long as rights and obligations of third parties stem from the agreement.

B.	Related Party Transactions

Material Related Party Transactions

AmBev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated on our consolidated financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in Note 5 to our audited consolidated financial statements.

AmBev and FAHZ

Medical, dental and social assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependants) of AmBev and its subsidiaries.

Purchase of labels from FAHZ

In April 2002, CBB and FAHZ executed an agreement for the industrialization of products (labels), using raw materials supplied by AmBev. The prices vary in accordance with the order, and are determined under arm’s length conditions.

AmBev and Employees

Before January 1, 2003, AmBev had deferred payment stock option plans. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 are grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in AmBev’s Extraordinary General Meeting of April 27, 2007, updating the plan approved on September 14, 2000.

InBev and LBCL

In August 2004, in connection with the consummation of the merger of Labatt into AmBev, LBCL and InBev entered into a cross-services agreement with a view to:

•	terminating the then existing services agreement among those entities before the Incorporação;

•	LBCL providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•	InBev providing to LBCL, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Brands

We distribute some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA L.L.C. (previously Labatt USA, L.L.C.), a subsidiary of InBev, under a distribution agreement between InBev and Labatt.

Labatt Tax Reassessments

In March 2005, due to a notice of reassessment in respect of LBCL’s 1998 taxation year issued by the Canada Revenue Agency in December 2004, and other notices that could be issued, and in view of the indemnification provisions set forth in the Incorporação Agreement, InBev, LBCL and AmBev agreed that LBCL should pay the relevant tax authorities the full amounts due under any such notices, and InBev would reimburse any such amounts, including increased interest expenses as a result of LBCL’s increased leverage ratios, on an annual basis or at each time that LBCL has a credit with InBev over U.S.$ 40 million. On December 31, 2006, the outstanding amount due under this agreement from InBev is approximately C$ 88.8 million.

Transfer Pricing

In August 2004, InBev, AmBev and LBCL entered into agreements relating to the transfer prices and policy for all beer product transfers between InBev and the LCBL companies. The companies confirmed that the Interbrew Transfer Pricing Policy shall continue to be the transfer pricing policy in effect between the InBev companies and the LBCL companies for beer product transfers between and among them, except as provided for in the agreement. In addition, the agreement confirms certain terms of the distribution agreement which governs the transfer pricing principles for the transfer of beer and other products between LBCL and InBev USA L.L.C.

AmBev and InBev

In March 2005, AmBev and InBev entered into a cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. AmBev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), directly or indirectly, any other European premium branded beer in Latin America, and InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales up to 7%, which will be the amount of royalties due after the fourth year. Since March 2005, InBev has been distributing Brahma beer in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia.  We announced the launch of Stella Artois in Brazil in June 2005. Labatt and InBev have an arrangement through which Labatt distributes certain InBev beer brands in Canada. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S. under a distribution agreement entered into with Labatt.

In July 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and InBev. Pursuant to the terms of the merger protocol, the capitalization by InBev of the tax benefit deriving from the amortization of the goodwill resulting from the merger will be limited to 70% of the corresponding capital reserve, with the remaining 30% being distributed to the shareholders of AmBev, to the extent dividends are available for distribution. Such amortization will be carried out within the next ten years, in accordance with CVM Instruction 319/99. The merger protocol also provides, among other matters, that InBev shall indemnify AmBev for any undisclosed liabilities of InBev Brasil.

In April 2005, AmBev and InBev entered into two Services Agreements in order that one company renders to the other (including to its subsidiaries) services as such as: internal audit support services, IT support, procurement, marketing and sales support, tax support, among others. Those services agreements are effective until December 31, 2010, unless terminated earlier by any party upon three months’ prior written notice. Such agreements may also be extended by mutual written consent of the parties.

InBev and AmBev with BT and IBM

In June 2005, BT Limited, Belgian Branch and InBev entered into a Global Services Agreement for the provision, by BT, to certain affiliates of InBev, including AmBev, of telecommunication services for the IT infrastructure efficiency programme carried out by InBev called Global Infrastructure and Services Efficiency Programme (GIEP).

InBev and Intra-group Companies

In January 2005, InBev and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Financial Statements”.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see Note 11 of our consolidated financial statements.

Tax matters

As of April 30, 2007, we had approximately 2,950 tax claims pending, including judicial and administrative proceedings. Most of these claims relate to the ICMS value added tax and the IPI excise tax. We have made provisions of R$ 421 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by AmBev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS, IPI and revenue taxes (“PIS” and “COFINS”). As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

Value added tax, excise tax and taxes on net sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that the such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. During 2006, we obtained favorable final and non-appealable decisions in connection with such PIS and COFINS claims which allowed us to revert R$ 314 million of previously recorded provisions. As of December 2006, we had provisions in connection with cases still pending in the amount of R$ 88 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$ 247 million as of April 30, 2007, which we have treated as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount.

We received in October 2006 a tax assessment from the State of São Paulo in the amount of approximately R$ 14 million, challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentive granted by the State of Santa Catarina.

Moreover, the State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. While there has been no decision by the Brazilian Supreme Court declaring any such state laws unconstitutional, no assurance can be given that the above sales tax deferrals and tax credit programs would not be suspended in the future as a result of an adverse decision of the Brazilian Supreme Court.

Income tax and social contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma filed a lawsuit with the Federal Courts of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately R$ 40.1 million).

Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount. Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reverted the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied, and, therefore, should we lose on the administrative proceeding, we will be required to pay approximately R$40.1 million plus interest.

During the first quarter of 2005, we received a number of assessments from Brazilian federal tax authorities relating to earnings of our foreign subsidiaries, in the total amount of approximately R$ 2.9 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be of approximately R$ 2.9 billion in connection with those assessments, and the remaining is estimated to be a remote loss. Our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, the net impact on the statement of operations would be an expense for the amount of R$2.9 billion (excluding the claims which are estimated as remote).

In order to carry out certain activities, including obtaining BNDES financings, certain tax incentives or registering the sale of real estate, we, like other Brazilian corporations, are required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of April 30, 2007, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$ 669 million.

Labor matters

We are involved in approximately 10,200 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have made provisions totalling R$ 233.4 million as of April 30, 2007, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

We have approximately 12 claims made by the National Institute for Social Security with an aggregate exposure of R$ 57 million. These claims are classified as possible and argue, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third party service providers. We can provide no assurance that in the future we will not receive claims from the National Institute for Social Security.

Civil claims

As of April 30, 2007 we had 4,049 civil claims pending, including distributors and product-related claims. We are the plaintiff in 1,574 and the defendant in 2,475 of these claims. We have established provisions totalling R$ 96.4 million as of April 30, 2007 in connection with civil claims in which we believe there is a probable chance of loss.

AmBev is a party to a tortious interference claim brought by Schincariol whereby Schincariol seeks damages in the range of R$ 100 million from AmBev, arguing that AmBev signed up singer Zeca Pagodinho while he was still contractually bound with Schincariol. It is too early to predict the outcome of such litigation and the actual amount of damages, if any. As a result, based on the advice of outside counsel, we have not constituted a provision in connection with such proceeding.

InBev U.S.A. L.L.C., Labatt Brewing Company Limited, and numerous other US, Canadian and European beer and alcohol producers have been named in a putative class action lawsuit seeking damages and injunctive relief over alleged marketing of alcoholic beverages to underage consumers. Lawsuits have been filed in various states to date, predominantly by the same firm. The lawsuits are all essentially similar in nature. InBev USA L.L.C. and Labatt Brewing Company Limited were named in several of the suits, however the parties agreed in April 2006 to voluntarily dismiss foreign defendants, including Labatt Brewing Company Limited. The dismissal requires certain document preservation by Labatt and allows refiling of the lawsuits in limited circumstances. The Company will vigorously defend this litigation. It is not possible at this time to estimate the possible range of loss, if any, of these lawsuits.

Warrants

In 2002, AmBev decided to request a ruling from the CVM in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. In March and April 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price was correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev to its officers and employees since 1996 to acquire shares of AmBev, as well as for the strike price of other stock purchase warrants issued in 1993 by Brahma. The warrant holders requested preliminary injunctions for (i) the immediate issuance by AmBev of the shares corresponding to the total amount of warrants held by the plaintiffs and (ii) the right to subscribe for these shares at the substantially lower subscription price described above.

We have been notified of six claims from 11 holders arguing that they would be entitled to those rights, five of which claims are still awaiting rulings by the appelate courts of the States of São Paulo or Rio de Janeiro, as the case may be. Of the six claims, three judicial decisions were issued in favor of AmBev in the State of Rio de Janeiro lower courts and two were issued in favor of AmBev in the State of São Paulo lower courts, all of them denying the warrant holders’ right to subscribe for the shares at the lower price intended. One lower court decision was issued against AmBev in the State of São Paulo, recognizing the right of three warrant holders to subscribe for the shares at the lower price. AmBev reached an agreement with the three plaintiffs of such claim.

In the event the plaintiffs prevail in the above five pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the values in the table below, multiplied by the number of shares involved. However, should the Company prevail in the counterclaims described further below, the Company has estimated that the aggregate subscription price of all the relevant shares for the pending proceedings should be R$ 524.3 million, based on a strike price of R$ 0.90977 per preferred share and R$ 0.91595 per common share and warrants entitling its holders to subscribe for 22,413,325 common shares and 553,691,920 preferred shares. The table below summarizes the alleged preferred and common share strike price, as well as the number of preferred and common shares involved, in the five pending claims.

Number of claims	Alleged preferred share strike price (R$)	Number of preferred shares involved	Alleged common share strike price (R$)	Number of common shares involved
2	0.11267	435,563,170	0.18508	12,414,070
1	0.02872	103,160,745	0.03352	5,022,825
1	Lowest exercise of stock options (to be calculated in judicial proceedings).	10,108,205	Lowest exercise of stock options (to be calculated in judicial proceedings).	4,976,430
1	0.38116	4,859,800
Total		553,691,920		22,413,325

AmBev has filed counterclaims to these lawsuits, three of which were granted in the State of Rio de Janeiro, and two of which were rejected in the State of São Paulo. In addition, one warrant holder filed a lawsuit for damages against AmBev before the courts of the State of São Paulo. This holder claims that our setting of a high strike price caused such holder damages by not allowing such holder to exercise his warrants at a lower strike price. The lower court issued a decision denying such holders’ request. The warrant holder appealed against such decision, but before the appellate court ruling, the parties settled the dispute in January 2007, which has already been accepted by the court.

Based on advice from our external counsel, we believe it is possible that we will prevail on the claims from the holders and the counterclaims filed against the holders. We have not made any provisions in connection with these claims. However, no assurance can be given that favorable decision that we obtained will be upheld by the Appellate Courts. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, without any contingent liability (except for legal fees), a provision of amounts with respect to these proceedings is not applicable.

Distributors and product-related claims

Numerous claims have been filed against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice and the Federal Supreme Court.

The aggregate amount of these claims was R$ 630.5 million as of April 30, 2007. AmBev has established provisions in the amount of R$ 39.2 million in connection with these claims as of April 30, 2007, based on the advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and expect this program to result in additional lawsuits.

In 1997, our former distributor Natalense Comercial de Bebidas Ltda. filed a damages claim against us resulting from an alleged breach of contract on our part. The lower courts of the State of Rio Grande do Norte ruled in favor of Natalense, and on appeal the judgment was affirmed. We have filed an appeal with the Superior Court of Justice asking that the appellate court decision be overruled on the merits. It is also worth noting that in a provisional ascertainment proceeding in the lower court, a court-appointed expert calculated a relief of R$ 558 million. Such appraisal has not yet been confirmed by the lower court judge, and we also challenged the expert opinion and the independence of the expert. On June 25, 2007, the lower court judge issued a decision dismissing the court apppointed expert on the grounds of bias. Based on the advice of outside counsel, we believe that the chance of loss is probable as to the merits; however, we do not believe that the amount ascertained by the expert will be confirmed.

There is one administrative proceeding against us, which was commenced by distributors who challenge the legality of our market practices. See “Antitrust Matters—The Combination” below.

Antitrust matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

In February 2002 the Brazilian Association of Antarctica Distributors (“ABRADISA”) filed a complaint challenging the legality of exclusivity provisions in our distribution agreements. This dispute was settled in March 2003, with ABRADISA filing a petition in November 2003 before the Brazilian antitrust authorities stating that the settlement agreement was fully complied with by all its parties and that ABRADISA had no interest in continuing with this proceeding. In December 2005, in response to a request from the SDE (Secretariat of Economic Development) we stated that no further evidence was technically required in these proceedings, which we asked be dismissed. This proceeding is awaiting the issuance of an opinion by the SDE.

In April 2003, Cervejaria Braumeister, a small Brazilian brewer with which we had executed five exclusivity agreements (one for each store), filed a complaint with the Brazilian antitrust authorities alleging that we had breached the performance agreement signed with CADE by imposing exclusivity on them. In October 2003, we presented our defense alleging that there was no imposition of exclusivity, but that the exclusivity was negotiated between the parties. To date, the case is in its judgment phase. We expect this complaint to be dismissed as there are three lower court judicial decisions which were granted in our favor.

In February 2004, the Labor Union of the Food and Beverages Industry Workers (Sindicato dos Trabalhadores nas Indústrias de Alimentação e Bebidas) of the city of Jacareí, State of São Paulo, filed a claim with the Brazilian antitrust authorities in connection with the lay-off of employees in our beer plant in Jacareí. In this claim, this union alleges that we breached our performance agreement signed with CADE pursuant to which we committed to maintain the level of employment in our plants. On May 3, 2007, in response to a request from the SDE, we asked that this claim be dismissed given that CADE stated that we have complied with the employment requirements at our plants.

In 2004, Schincariol, which is currently one of our largest competitors in Brazil, filed a complaint with the Brazilian antitrust authorities asking them to investigate whether our loyalty program named Tô Contigo complies with Brazilian antitrust laws and alleging that AmBev had not complied with the performance agreement signed with CADE due to AmBev’s conduct in the market. On March 13, 2007, the SDE issued an opinion stating that (i) there was no violation of the performance agreement with CADE and (ii) that the Tô Contigo program should be deemed anticompetitive absent certain adjustments. This complaint has been forwarded to CADE, which will review the matter and issue its final ruling.

In Canada 42 Canadian brewers are party to an Industry Standard Bottle Agreement (“ISBA”) whereby the parties have agreed to use only a particular type of bottle which are then recycled to ISBA signatories on a proportionate basis for re-use. Brick Brewing Company, a small Ontario brewer that is not an ISBA signatory, commenced litigation in 2002 and obtained an injunction pending determination of Brick’s continued right of access to industry bottles. This litigation is ongoing. Brick also took its position to the Canadian Competition Bureau. The Competition Bureau discontinued its investigation in September 2006, without any adverse findings.

Merger Control

Brahma’s joint venture with Miller was required to be submitted to CADE for approval. Its license agreement was approved in 1997 and the performance agreement entered into with CADE in connection with such transaction led to the execution of a production agreement with Dado Bier, which expired in December 2005. In December 2006, CADE ratified the accomplishment of the aforesaid performance agreement.

As a result of PepsiCo’s acquisition of Gatorade and subsequent licensing of the trademark to us, CADE analyzed the isotonic products market and in July 2004 approved the transaction with restrictions through a performance agreement, including the sale of Marathon, which took place on April 13, 2006.

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra, Brazil’s fifth largest brewer. The transaction was submitted for CADE review on April 19, 2007. (see “— Information on the Company - History and Development of the Company - Overview”). On May 16, 2007, AmBev agreed with CADE that it would not take any action which could result in a decrease of capacity or efficiency of Cintra’s plants, as well as to continue to invest in the Cintra brand consistent with past practices and market share, in both cases until a final analysis of the transaction is made by CADE or until the brand is sold to a third party pursuant to the terms of the purchase and sale agreement.

In connection with Labatt’s acquisition of Lakeport, the Canadian Commissioner of Competition applied to the Canadian Competition Tribunal for more time to review Labatt’s take over bid, which was scheduled to close on March 29, 2007 immediately following expiry of the 42-day statutory waiting period. The transaction was subject to review by the Competition Bureau. The Bureau indicated it needed approximately five months to complete its review. Labatt offered to close the transaction into a “hold separate” arrangement to allow the Bureau to complete its review and the deal to close, which the Bureau rejected. The Tribunal rendered its decision on March 28, 2007 allowing Labatt to close on March 29, 2007 and without the need for a hold separate arrangement. The Bureau filed a notice of appeal of the Tribunal decision, but appeal documents have not yet been served. It is unlikely the appeal will have any affect on the completed Lakeport transaction, while the Bureau completes its merger review. It is worth noting however, that under Canadian law the Commissioner of Competion may challenge any merger the Bureau has not cleared for a period of up to three years.

CVM

Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, a Brazilian pension fund which is one of our largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. In May 2004, AmBev filed a response to the complaint with the CVM, which was supported by several opinions of renowned Brazilian legal scholars. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that directors involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending that the staff investigate any possible violation of the fiduciary obligations of one specific director who was a shareholder of Braco and ECAP, the direct controlling shareholders of AmBev at the time and took part in AmBev’s board resolution. There would be a quorum to approve the relevant resolutions even without the vote of such director. The CVM recommended also that the staff investigate the adequacy of the disclosure proceeding of the transactions. So far, we have not been informed of any specific administrative action in relation thereto.

Following the announcement of the InBev-AmBev Transactions, we were notified by the CVM that it detected what it perceived to be unusual trading patterns in shares of AmBev in the weeks preceding the announcement. The CVM, in accordance with what we understand to be its standard procedures, requested a list of all directors, officers, employees, accountants, lawyers, investment bankers and other consultants involved in the InBev-AmBev Transactions. That information has been supplied to the CVM. According to certain public statements of staff members and commissioners of the CVM, the CVM is investigating the possibility that the trading of AmBev shares based on insider information occurred. We believe that CVM’s investigation is pending; however, we have no indication of when the investigation will be concluded.

Environmental matters

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had.  This case is still in the discovery phase.

The Public Attorney of the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of the pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the city of Rio de Janeiro. Currently this investigation is in the discovery phase. We expect this investigation to be dismissed as we have presented several expert opinions, including one from the State environmental agency (“FEEMA”), showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation to investigate the author of the crime, which is also in the discovery phase. We expect this investigation will be dismissed concurrently with the civil investigation mentioned above. Due to the wide repercussion of this matter in the media, the Legislative Branch initiated a Parliamentary Commission of Investigation (Comissão Parlamentar de Inquérito - “CPI”) to investigate the facts. We expect the CPI to be dismissed since we have presented expert opinions showing the lack of any environmental damages.

In April 17, 2007, the Public Attorney (Promotoria) of Viamão, State of Rio Grande do Sul requested the initiation of a civil investigation to investigate reports made by local population of pollution around the plant. AmBev reached a settlement with the Public Attorney (Promotoria) of Viamão on June 12, 2007. The formal agreement basically requires AmBev to develop a recycling program as well as to donate approximately US$ 75,000.00 (seventy five thousand U.S. dollars) to the Environmental Authority Board of Viamão, which we are currently pursuing.

Dividend Policy

For information regarding our dividend policy, see “Key Information—Selected Financial Data—Dividends—Dividend Policy”.

B.	Significant Changes

Except as otherwise described in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the Bovespa under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares).

In May 2005, AmBev’s shareholders approved a stock bonus at an extraordinary general meeting, granting one common share for each five shares (whether common or preferred) owned by each shareholder. Moreover, we will hold an extraordinary shareholders’ meeting on June 29, 2007 to deliberate a reverse stock split of our common and preferred shares at a ratio of 1/100. Should the reverse stock split be approved by our shareholders, each ADS will represent one common or preferred share, as the case may be.

Shares

The table below shows the quoted high and low closing sales prices in Reais on Bovespa for preferred and common shares for the indicated periods. All shares prices have been restated to reflect AmBev’s stock bonus described in the preceding paragraph.

Trading Prices on the Bovespa: Common and Preferred Shares
	Per 1,000 Common Shares				Per 1,000 Preferred Shares
	High		Low		High		Low
	(in Reais)				(in Reais)
Annual
2006	R$	945	R$	740	R$	1,054	R$	804
2005		1,168		500		902		557
2004		1,183		529		693		437
2003		533		346		629		403
2002		408		292		468		333

Quarterly
2007
First Quarter	R$	1,073	R$	923	R$	1,134	R$	1,025
Second Quarter		1,418		1,073		1,430		1,131
2006
First Quarter	R$	818	R$	740	R$	948	R$	860
Second Quarter		910		744		1,014		804
Third Quarter		883		780		990		862
Fourth Quarter		945		830		1,054		915
2005
First Quarter	R$	1,168	R$	875	R$	702	R$	557
Second Quarter		792		500		753		587
Third Quarter		680		582		835		725
Fourth Quarter		772		615		902		750

Monthly
2007
January	R$	987	R$	923	R$	1,104	R$	1,025
February		1,039		968		1,132		1,030
March		1,073		990		1,134		1,027
April		1,181		1,073		1,220		1,131
May		1,321		1,190		1,335		1,215
June		1,418		1,320		1,430		1,313

2006
December	R$	917	R$	850	R$	1,025	R$	951
November		945		900		1,054		993

ADRs

AmBev has registered two classes of ADSs pursuant to the Securities Exchange Act: ADSs evidenced by ADRs representing 100 preferred shares, and ADSs evidenced by ADRs representing 100 common shares. The ADSs have been listed on the New York Stock Exchange since September 15, 2000 and trade under the symbols “ABV.c” (ADSs representing AmBev common shares) and “ABV” (ADSs representing AmBev preferred shares).

As of April 30, 2007, there were 14 registered holders of our common ADSs, with 4,518,764 ADS outstanding. As of April 30, 2007, there were 17 registered holders of our preferred ADSs, with 61,040,704 ADS outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect AmBev’s stock bonus issued on May 31, 2005.

Trading Prices on the New York Stock Exchange: ADRs Representing 100 Common and Preferred Shares
	Per 1,000 Common Shares ADR				Per 1,000 Preferred Shares ADR
	High		Low		High		Low
	(in U.S.$)				(in U.S.$)
Annual
2006	U.S.$	44.06	U.S.$	31.59	U.S.$	49.14	U.S.$	34.02
2005		43.75		21.45		40.43		20.99
2004		43.38		17.08		24.49		14.01
2003		17.17		9.94		22.05		11.24
2002		15.63		8.48		18.58		9.25

Quarterly
2007
First Quarter	U.S.$	52.15	U.S.$	42.67	U.S.$	54.96	U.S.$	47.75
Second Quarter		74.59		52.15		75.12		54.96
2006
First Quarter	U.S.$	37.70	U.S.$	33.25	U.S.$	44.35	U.S.$	38.54
Second Quarter		43.84		31.59		48.57		34.02
Third Quarter		40.50		34.95		45.90		38.71
Fourth Quarter		44.06		38.55		49.14		42.57
2005
First Quarter	U.S.$	43.75	U.S.$	35.00	U.S.$	26.55	U.S.$	20.99
Second Quarter		25.50		21.45		31.24		23.26
Third Quarter		30.11		23.65		37.29		29.30
Fourth Quarter		34.70		27.15		40.43		33.27

Monthly
2007
January	U.S.$	46.54	U.S.$	42.67	U.S.$	51.96	U.S.$	47.83
February		49.33		45.67		54.13		48.33
March		52.15		45.88		54.96		47.75
April		57.99		52.15		60.02		54.96
May		67.86		57.30		68.60		59.10
June		74.59		66.38		75.12		66.16

2006
November	U.S.$	42.38	U.S.$	39.44	U.S.$	47.37	U.S.$	44.03
December		44.06		41.31		49.14		46.00

B.	Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976 (the “Brazilian Securities Law”), and by Brazilian Corporate Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian Corporate Law, a company is either publicly held (listed), such as AmBev, whose shares are publicly traded on the Bovespa, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the Bovespa may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the Bovespa a company must apply for registration with the CVM and the Bovespa.

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

Bovespa trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time. During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.). Equity trading is executed fully electronically through an order-driven trading system called Megabolsa. Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the Bovespa. Bovespa also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded through the electronic system. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the Bovespa may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for Bovespa is Companhia Brasileira de Liquidação e Custódia (“CBLC”), which is owned by Bovespa and its members.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2006, the aggregate market capitalization of all the companies listed on Bovespa was equivalent to approximately R$1,545,000 million. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2006, the ten most actively traded issues represented approximately 46.8% of the total volume of shares traded on Bovespa, comparable to the 51.3% of total volume in 2005.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

ITEM 10.	ADDITIONAL INFORMATION

A.	Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social”). This description is qualified in its entirety by reference to Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At April 30, 2007, there were 28,205,233,353 total preferred shares outstanding and 34,429,161,852  total common shares outstanding, excluding the shares held in treasury. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws, up to 70,000,000,000 shares. There are no other classes or series of preferred shares outstanding.

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting, may not be converted into a common share, and is entitled to:

(i)	priority in the reimbursement of capital in case of company’s liquidation; and

(ii)	the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

See “Voting Rights” for more information regarding the voting rights of our preferred shares.

Although Law No. 10,303/01 amended the Brazilian Corporate Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares, since AmBev was incorporated prior to the enactment of Law No. 10,303/01, it is allowed by law to keep the existing proportion between common shares and preferred shares - i.e., the number of its non-voting shares may not exceed two-thirds of the total number of its shares.

The current members of our Board of Directors were elected by the controlling shareholders of our common shares. Board members, regardless of the shareholder they represent, owe fiduciary duties towards the Company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of such agreement. For further information on this matter see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

General

Our registered name is Companhia de Bebidas das Américas - AmBev and our registered office is in São Paulo, SP, Brazil. Our registration number with the São Paulo Commercial Registry is 35,300,157,770. AmBev’s principal corporate purposes include the production and sale of beer, CSDs and other beverages. A more detailed description of AmBev’s purposes can be found in Chapter I, Article 3 of AmBev’s bylaws.

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

Dividends and Reserves

The discussion below summarizes the main provisions of the Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest on shareholders’ equity.

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to such “adjusted income” (which we will refer to as the “distributable amount”) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

•
Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation (in our case, FAHZ) for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept;

•	Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”; and

•	Increases caused by reversals of reserves constituted in prior years.

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

In addition, the mandatory dividend, either the full amount or a portion thereof, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholder approval. While the law does not establish the circumstances in which payment of the mandatory dividend is “incompatible” with a company’s financial situation, it is generally agreed that a company is allowed not to pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Our Conselho Fiscal must opine on the non-payment of mandatory dividends, and the Company’s management is supposed to provide to the CVM, no later than five business days after such a decision is taken, a report explaining the reasons considered by the Board of Directors.

Any postponed payment of mandatory dividends must be allocated as a special reserve. Any remaining balance of such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Dividend Preference of Preferred Shares

Pursuant to AmBev’s bylaws, preferred shares are entitled to dividends 10% greater than the dividends to be paid to common shares.

Payment of Dividends

Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev’s bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest on shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is generally deductible for income tax purposes (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we have no liability for such payment.

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are held in Brazil by the custodian, Banco Itaú S.A., as agent for the depositary (The Bank of New York), which is the registered owner of such AmBev shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in Reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends in Reais into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the U.S. dollar equivalent of the Real price of the preferred and common shares on the Bovespa.

Interest on Shareholders’ Equity

Since 1996 Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity. The amounts paid under this concept are generally deductible for AmBev’s income tax purposes and, as of the beginning of 1998, they also became deductible for social contribution purposes. The interest on equity is a tax deductible expense for AmBev, calculated using the Company’s shareholder’s equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”) limited in respect of any particular year to the maximum of (i) 50% current net income before the tax deduction of the interest on equity; or (ii) 50% of retained earnings plus any statutory earnings reserve. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Interest on shareholders’ equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders upon receipt of such interest payment, which tax is collected by the Company on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a low tax jurisdiction according to Brazilian tax legislation, the withholding tax is due at a 25% rate. According to Brazilian tax legislation, a jurisdiction that does not tax income, or that taxes it at a rate lower than 20%, or if the jurisdiction has rules that prevent the disclosure of the names of the equity holders in entities resident or domiciled therein, are considered low tax jurisdictions. The Brazilian Revenue Service periodically issues an exhaustive list naming low tax jurisdictions.

The net amount shareholders receive as interest on shareholders’ equity is deducted from the mandatory dividend owed to shareholders.

Reserves

General

Brazilian Corporate Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholders approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

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

Unrealized Income Reserve

Pursuant to Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceeds the sum of:

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

Voting Rights

Each common share entitles its holder to one vote at AmBev’s shareholders’ meetings. Holders of preferred shares are not ordinarily entitled to vote at AmBev’s shareholders’ meetings.

Brazilian Corporate Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire full voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by such company’s bylaws, which may not exceed three consecutive fiscal years. Such voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. Our by-laws include a similar provision applicable to preferred stock with minimum dividends,  if and when issued. Our preferred stock do not have minimum or fixed dividends and, therefore, our preferred shares are not entitled to receive minimum or fixed dividends.

Election of Directors

Each common share of AmBev represents one vote at any shareholders’ meeting in connection with the election of the Board of Directors of AmBev. Common shareholders holding at least 15% of voting capital or preferred shareholders holding at least 10% of total capital may each elect one member of the Board of Directors and its alternate member. Additionally, if such shareholders do not achieve such percentage, they can jointly appoint one member of the Board of Directors and its alternate member once they represent, together, at least 10% of total capital. In order to exercise these minority rights, shareholders must prove that they have held the shares for at least the last three months. If such prerogative is exercised with the adoption of a cumulative voting procedure, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in the Company’s bylaws.

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

Under AmBev’s bylaws and applicable law, the number of directors may be reduced to a minimum of three. Because the AmBev Shareholders’ Agreement provides that, as long as FAHZ maintains a minimum shareholding in AmBev, FAHZ shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to FAHZ’s approval.

Liquidation

In the event of liquidation of the Company, a general shareholders' meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (AmBev’s capital as of May 8, 2007 was R$5,976,873,467.09), prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

Although FAHZ’s net assets are included for the purposes of U.S. GAAP, in the event of liquidation the creditors of AmBev would not have access to the assets of FAHZ.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where AmBev has its registered office. The shareholders of AmBev have previously designated Gazeta Mercantil, a local newspaper of the city of São Paulo for this purpose. Such notice must contain the agenda for the meeting.

A general meeting may be held if shareholders representing at least one-quarter of the voting shares are present, except in some cases provided for by law, such as for the amendment of a company’s bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below. Shareholders without voting rights may attend a general meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below, as well as, in the case of items (a) and (b), the approval of shareholders representing a majority of the issued and outstanding preferred shares of the affected class in a separate special meeting held no later than one year after the resolution is approved:

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

(c)	Reducing the mandatory dividend;

(d)	Merging AmBev with another company or consolidating or splitting it;

(e)	Participating in a centralized group of companies (as defined under Brazilian Corporate Law);

(f)	Changing the corporate purpose of AmBev;

(g)	Creating founders’ shares; and

(h)	Dissolving AmBev or ceasing its liquidation status.

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

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of capital stock of AmBev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Voting Rights”. The right to convert dividend (including interest on shareholders’ equity) payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Key Information—Exchange Rate Information—Exchange Controls”.

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

•
Codify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	Reduce the mandatory dividend;

•	Merge or consolidate AmBev with another company;

•	Participate in a centralized group of companies (as defined by the Brazilian Corporate Law);

•	Change the corporate objectives of AmBev;

•	Split AmBev, if the new entities resulting from the split have different principal corporate purposes, a lower minimum mandatory dividend or participate in a centralized group of companies;

•	Transform AmBev into another corporate type;

•	Transform AmBev into a wholly-owned subsidiary of another company; or

•	Approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

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

Because the preferred shares and common shares are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the registrar for AmBev’s shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

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

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares, such as the holders of AmBev’s common shares, must publicly disclose their shareholder ownership, as well as disclose any 5% increase or decrease.

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

•
In addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (i) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from March 7, 2002 (when CVM’s Normative Ruling No. 361 became effective, except for public companies existing in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (ii) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

•
Upon the occurrence of a tender offer aiming at delisting the Company or through which our controlling shareholders acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•	Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board;

•
Our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Conselho Fiscal, the members of our Board of Directors and Conselho Fiscal and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the Bovespa; and

•
The chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The AmBev Shareholders’ Agreement has been duly filed with us.

B.	Material Contracts

Except for the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, among others, AmBev and InBev, and the other amendments is discussed in “Major Shareholders Related and Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement.”

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions and agreements related thereto in “Information on the Company—InBev-AmBev Transactions” and “Information on the Company—Interest in Quinsa”. In addition, we are a party to the following material acquisitions, dispositions and joint ventures:

Pepsi

In 1997, we acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil. In 1999, we obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil. In October 2000, following the combination, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us sole bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. The Gatorade agreement was submitted for CADE’s review. CADE approved the transaction with certain restrictions, including the sale of the trademark Marathon, which was concluded on April 13, 2006. See “Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Joint Ventures and Alliances”. Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

In October 2003, by acquiring certain assets of Embotelladora Rivera, AmBev became PepsiCo’s exclusive bottler for northern Peru and Lima. See “Material Contracts - Acquisitions, Dispositions and Joint Ventures - AmBevPeru.”

In February 2004, we acquired a 66% stake in Embodom (currently AmBevDominicana), the Pepsi bottler in the Dominican Republic. See “Additional Information - Material Contracts - Acquisitions, Dispositions and Joint Ventures - AmBevDominicana.”

Quinsa

On August 8, 2006 AmBev announced that it had acquired from BAC all the remaining shares in Quinsa for a total purchase price of approximately US$1,252.5 million. The acquisition was financed through a combination of cash flow and the issuance of debt in the local market. See “Additional Information—Debt Issuances”. As a result of the transaction, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital. On January 25, 2007, AmBev’s subsidiary BAH launched a voluntary offer to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as ADSs) of Quinsa. The offer expired on April 19, 2007, and since the minimum tender condition of the offer was not satisfied, the offer was withdrawn without BAH purchasing any Class A shares or Class B shares (see“— Information on the Company - History and Development of the Company - Overview”).

The Antitrust Performance Agreement

We are currently subject to one antitrust performance agreement in Brazil. See “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings”. This agreement was signed with CADE and relates to the Brahma and Antarctica combination.

Debt Issuances

In December 2001, CBB issued U.S.$500 million 10.5% notes due December 2011 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On October 4, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

In September 2003, CBB issued U.S.$500 million 8.75% notes due September 2013 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%.  We consummated an SEC registered exchange offer on September 15, 2004. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

With the merger of CBB into AmBev in May 31, 2005, AmBev succeeded in all rights and obligations of CBB under the 2011 notes and the 2013 notes.

On June 8, 2006, our Board of Directors approved a public offering of unsecured non-convertible debentures denominated in Reais in the Brazilian market of up to R$2,600 million. The issuance was registered with the CVM and its final amount was approximately R$2,065.0 million. Proceeds of such issuance, which was closed on August 7, 2006, were used to finance the purchase of shares in Quinsa. See “History and Development of the Company —Interest on Quinsa” and “Capital Investment Program”.

License Agreements

We have a number of important license agreements, including a cross-license agreement with InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to a license agreement among us and InBev and according to which we may distribute Stella Artois branded beer in Canada. See “Information on the Company—Licenses”. See also, for the AmBev-InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (1) tax credits to offset ICMS value-added taxes payable and (2) ICMS deferrals. In return, we are committed to meeting certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between AmBev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. While there has been no decisions by the Brazilian Supreme Court declaring any such state laws unconstitutional, no assurance can be given that the above sales tax deferrals and tax credit programs would not be suspended in the future as a result of an adverse decision of the Brazilian Supreme Court. See “Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

C.	Exchange Controls and other Limitations Affecting Security Holders

There are no restrictions on ownership of our ADSs or capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by ADSs, or holders who have exchanged ADSs for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADRs.

Under Resolution No. 2,689 of the National Monetary Council, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

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

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax-haven jurisdiction, as defined below (see “—Taxation”), will be entitled to favorable tax treatment. See “—Brazilian Tax Considerations” for more information on the Brazilian tax implications on the acquisition, ownership and disposition of our securities.

An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the ADSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares or common shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation”.

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

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

D.	Taxation

The following discussion summarizes the principal Brazilian and U.S. Federal income tax consequences of acquiring, holding and disposing of notes, preferred shares, preferred ADSs, common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose notes, preferred shares or preferred ADSs, common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the preferred shares or preferred ADSs or common shares or common ADSs.

The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the U.S., the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of any of the notes, preferred shares, preferred ADSs, common shares or common ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to the preferred ADSs and common ADSs, as applicable, and the related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares, preferred ADSs, common shares, or common ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase preferred shares, preferred ADSs, common shares or common ADSs. It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred shares, preferred ADSs, common shares or common ADSs.

Taxation of Dividends. Dividends, including dividends in kind, paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding tax.

Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident of Brazil are subject to Brazilian tax. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%. A tax-haven jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%, and the Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions.1

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation. However, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Foreign Investment Regulations —Resolution No. 2,689—and the investor is not located in a tax-haven jurisdiction. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Foreign Investment Regulations—Resolution No. 2,689—and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Foreign Investment Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction, or (b) such a sale is made under the Foreign Investment Regulations—Resolution No. 2,689—by Non-Brazilian Holders which register with the CVM, in which cases such gains are exempt. If the foreign investor is located in a tax-haven jurisdiction, it will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

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

Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on a company’s shareholders’ equity. Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

A financial transaction tax, or the “IOF” tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

If the ADSs were considered assets located in Brazil by the tax authorities, the IOF tax may also be levied on transactions involving bonds or securities, even if the transactions are effected on Brazilian stock, futures or commodities exchanges.  As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The rate of this tax with respect to common shares and common ADSs and preferred shares and preferred ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.

CPMF. Financial transfers are taxed by the CPMF (Temporary Contribution over Financial Transactions), at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions are exempt from the CPMF tax. Further, Brazilian holders may elect to make investments through a special investment account, which is free from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be bound for investments.

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

Interest on the notes (including any additional amount) paid, credited, delivered, used or remitted to non-residents is subject to a 15% withholding income tax or a lower rate if so provided for in the applicable double taxation treaty signed between Brazil and the country where the recipient of the note is domiciled. The rate is increased to 25% if both of the following situations occur: (i) the beneficiary of the payment is domiciled in a tax-haven jurisdiction, and (ii) if any portion of principal under any such debt obligation is repaid in a way that the average maturity of the debt obligation becomes less than 96 months from the disbursement date. In this case, payments made by the obligor to those beneficiaries in respect of interest and other additional amounts will be retroactively subject to a withholding tax of 25% plus an interest penalty for late payment, calculated from the disbursement date onwards.

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

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. Federal income tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all U.S. Federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	Insurance companies;

•	Tax-exempt organizations;

•	Dealers in securities or currencies;

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	Banks, mutual funds or other financial institutions;

•	United States holders whose functional currency for tax purposes is not the United States dollar;

•	United States expatriates;

•	An S corporation or small business investment company;

•	Real estate investment trusts;

•	Investors in a pass-through entity;

•	Holders of preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

•
Holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

•	Holders who acquired their preferred shares, preferred ADSs, common shares or common ADSs as compensation.

This summary assumes that we are not a passive foreign investment company (“PFIC”) for U.S. Federal income tax purposes. Please see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below.

Further, this summary does not address the alternative minimum tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs or the indirect consequences to holders of equity interests in entities that own our preferred shares, preferred ADSs, common shares or common ADSs. In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding our preferred shares, preferred ADSs, common shares or common ADSs.

You should consult your own tax advisor regarding the U.S. Federal, state, local and foreign and other tax consequences of acquiring, owning and disposing of preferred shares, preferred ADSs, common shares or common ADSs in your particular circumstances.

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. Federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	An estate the income of which is subject to U.S. Federal income tax regardless of its source; or

•
A trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor.

A “Non-U.S. Holder” is a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs who or which is not a U.S. Holder and that is not an entity or arrangement treated as a partnership for U.S. Federal income tax purposes.

For U.S. Federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS.
E.	Preferred Shares, Preferred ADSs, Common Shares, Common ADSs

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

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2011, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is “readily tradable on an established securities market in the United States”. Based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will, but the preferred shares and common shares will not, be treated as readily tradable on an established securities market in the United States.

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

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. Federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if the U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs.

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other disposition of a common share, common ADS, preferred share or preferred ADS, as applicable, generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes. Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other disposition of preferred shares, preferred ADSs, common shares or common ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

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

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the common shares, common ADSs, preferred shares or preferred ADSs exceed 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder who owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file Internal Revenue Service Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute “marketable stock” as defined in U.S. Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat the Company as a qualified electing fund would not be available because we do not currently plan to provide holders with information sufficient to permit any holder to make such election.

Deposits and Withdrawals

Deposits or withdrawals of preferred shares or common shares in exchange for preferred ADSs or common ADSs, as applicable, will not result in the realization of any gain or loss for U.S. Federal income tax purposes.

Taxation of Non-U.S. Holders

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

Backup Withholding and Information Reporting

In general, payments of dividends on preferred shares, preferred ADSs, common shares or common ADSs and payments of the proceeds of a sale, exchange, retirement or other disposition of preferred shares, preferred ADSs, common shares or common ADSs, may be subject to information reporting to the United States Internal Revenue Service (“IRS”) and, possibly, United States backup withholding. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification on IRS Form W-9. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder’s U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF PREFERRED SHARES, PREFERRED ADSs, COMMON SHARES OR COMMON ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

F.	Where You Can Find More Information

AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

•	Annual reports;

•	Certain other reports that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

•	Other information.

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

Companhia de Bebidas das Américas - AmBev
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

These instruments are accounted for based on their characteristics. See Note 2(g) to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

Commodity Risk

We use a large volume of agricultural materials to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

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

As of December 31, 2006, our derivative activities consisted of sugar, wheat and aluminum futures. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2006. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(2)
	(R$ million, except price per ton)
Derivatives Instruments

Sugar Futures (NYBOT)
Notional Amount (ton)	180,552	48,973					229,525	(35.03)
Average Price (R$/ton)	547.32	566.56					551.5
Wheat Futures (CBOT)
Notional Amount (ton)	(195,272)						(195,272)	(9.94)
Average Price (R$/ton)	393.58						393.58
Aluminum Futures (LME)
Notional Amount (ton)	68,475						68,475	29.62
Average Price (R$/ton)	5,834.96						5,834.96
Corn Futures (BM&F)
Notional Amount (ton)	6,750						6,750	0.03
Average Price (R$/ton)	330.33						330.33
Total								(15.32)

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.
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

We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of floating rate debt, currency future and forward swaps agreements, cash and cash equivalents and short-term investments. We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2006. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2007	2008	2009	2010	2011	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
U.S. Dollar Denominated Debt (Fixed Rate)
Notional Amount	(317.0)				(1,069,0)	(1,069,0)	(2,455.0)	(2,809.3)
Average Pay Rate	2.01%				10.50%	8.75%	9.42%
BNDES Currency Basket Debt (Floating Rate)
Currency Basket Denominated Debt (Floating Rate)	(31.3)	(23.4)	(10.9)	(10.2)	(0.9)		(76.7)	(76.7)
UMBNDES+
Average Pay Rate	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%	3.20%
Yen Denominated Debt (Fixed Rate)
Notional Amount	(622.0)						(622.0)	(622.0)
Average Pay Rate	3.68%						3.68%
International Debt
U.S. Dollar Denominated Debt (Fixed Rate)	(345.6)	(382.0)	(3.0)	(26.6)	(0.4)	(320.7)	(1,078.4)	(1,083.8)
Average Pay Rate	6.81%	6.61%	5.59%	7.27%	5.52%	7.27%	6.89%
International Debt
Reais Denominated Debt (Fixed Rate)	(63.8)				(619.5)		(683.3)	(881.8)
Average Pay Rate	15.88%				15.88%		15.88%
International Debt
CAN Dollar Denominated Debt (Fixed Rate)	(16.0)	(91.8)			(768.8)		(876.6)	(899.3)
Average Pay Rate	5.71%	6.07%			5.29%		5.37%
International Debt
Other Latin American Currency Denominated (Fixed Rate)	(372.4)	(194.2)	(68.6)	(100.4)	(101.0)	(42.7)	(879.3)	(879.3)
Average Pay Rate	9.60%	8.69%	7.20%	6.92%	8.54%	11.44%	8.82%
Reais Denominated Debt (Floating Rate—TJLP)
Notional Amount	(167.1)	(155.4)	(92.7)	(79.2)	(4.4)		(498.8)	(498.8)
TJLP + Average Pay Rate	3.45%	3.45%	3.45%	3.45%	3.45%		3.45%
Reais Debt—ICMS (Fixed Rate)
Notional Amount	(103.6)	(4.3)				(157.6)	(265.5)	(265.5)
Average Pay Rate	4.55%	4.55%				4.55%	4.55%
Reais Debt—Debêntures (Floating Rate - CDI)
Notional Amount	(65.9)		(817.1)			(1,248.0)	(2,131.0)	(2,131.0)
Average Pay Rate %CDI	102.2%		101.8%			102.5%	102.2%

Cash Instruments

Cash and Cash Equivalent Denominated in U.S. dollar
Notional Amount	283.9						283.9	283.9
Average Interest Rate	3.14%						3.14%
Cash and Cash Equivalent Denominated in Reais
Notional Amount	188.0						188.0	188.0
Average Interest Rate %CDI	58.0%						58.0%
Cash and Cash Equivalent Denominated in CAN dollar
Notional Amount	55.5						55.5	55.5
U.S. Long-Term Investments Denominated in U.S. dollar
Notional Amount					57.4	66.7	124.1	124.1
Average Interest Rate					10.00%	10.25%	10.13%
U.S. Short-Term Investments Denominated in U.S. dollar
Notional Amount	12.0						12.0	12.0
Average Interest Rate	5.00%						5.00%

Brazilian Short-Term Investments Denominated in Reais
Notional Amount	390.7						390.7	390.7
Average Interest Rate %CDI	101.5%						101.5%
Brazilian Long-Term Investments Denominated in Reais
Notional Amount		43.3					43.3	43.3
Interest Rate %		12.57%					12.57%
International Cash and Cash Equivalent Denominated in Other Latin American Currency
Notional Amount	667.5						667.5	667.5

Derivatives Instruments

BM&F DDI Future
Notional Amount	89.2	31.9	(1.8)	45.6	(168.2)	(237.8)	(241.1)	1.6
Average Interest Rate	3.59%	5.45%	5.59%	5.65%	5.84%	6.46%	5.71%
BM&F Dollar Future
Notional Amount	(559.2)						(559.2)	2.4
U.S.$ x R$ Cross Currency
Interest Rate Swap
Notional Amount	457.9	503.9			1,593.7	1,331.4	3,886.9	(171.6)
Average Interest Rate	6.85%	5,41%			11.53%	10.29%	9.76%
Yen x R$ Cross Currency
Interest Rate Swap
Notional Amount	622.0						622.0	(8.0)
Average Interest Rate	3.68%						3.68%
EUR x R$ Futures
Notional Amount	84.6						84.6	(1.9)
Average Unit Price - Reais	2.84						2.84
C$ Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount	194.5	155.6		194.5			544.6	(5.9)
Average Interest Rate	4.25%	5.28%		4.67%			4.69%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount			346.4				346.4	(88.5)
Average Interest Rate			6.05%				6.05%
C$ x R$ Cross Currency
Interest Rate Swap
Notional Amount					716.6		716.6	169.8
Average Interest Rate					15.88%		15.88%
NDF Peru Soles x U.S.$
Notional Amount	78.3						78.3	(0.1)
Average Unit Price - Soles	3.19						3.19

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.
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

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2007	2006	2005	2004

1st Quarter	6.50	9.00	9.75	10.00
2nd Quarter	6.50	8.15	9.75	9.75
3rd Quarter	—	7.50	9.75	9.75
4th Quarter	—	6.85	9.75	9.75

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the

U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2002 until December 31, 2006, the Real appreciated by 7.9% against the U.S. dollar, and, as of December 31, 2006, the commercial market rate for purchasing U.S. dollars was R$2.138 per U.S.$1.00. The U.S. dollar depreciated against the Real by 8.7% during 2006.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2006 included debt of R$5,987.9 million.

Current Exposure

As of December 31, 2006, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2006. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2007	2008	2009	2010	2011	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
Derivatives Instruments

BM&F DDI Future
Notional Amount	89.2	31.9	(1.8)	45.6	(168.2)	(237.8)	241.1	1.6
Average Interest Rate	3.59%	5.45%	5.59%	5.65%	5.84%	6.46%	5.71%
BM&F Dollar Future
Notional Amount	(559.2)						(559.2)	2.4
U.S.$ x R$ Cross Currency
Interest Rate Swap
Notional Amount	457.9	503.9			1,593.7	1,331.4	3,886.9	(171.6)
Average Interest Rate	6.85%	5,41%			11.53%	10.29%	9.76%
Yen x R$ Cross Currency
Interest Rate Swap
Notional Amount	622.0						622.0	(8.0)
Average Interest Rate	3.68%						3.68%
EUR x R$ Futures
Notional Amount	84.6						84.6	(1.9)
Average Unit Price - Reais	2.84						2.84
C$ Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount	194.5	155.6		194.5			544.6	(5.9)
Average Interest Rate	4.25%	5.28%		4.67%			4.69%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount			346.4				346.4	(88.5)
Average Interest Rate			6.05%				6.05%
C$ x R$ Cross Currency
Interest Rate Swap
Notional Amount					716.6		716.6	169.8
Average Interest Rate					15.88%		15.88%
NDF Peru Soles x U.S.$
Notional Amount	78.3						78.3	(0.1)
Average Unit Price - Soles	3.19						3.19

Total								(102.2)

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.
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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company restated its 2005 and 2004 US GAAP reconciliation as a result of errors identified during the review of our internal controls for the 2006 US GAAP financial reporting process.

These errors were identified as a result of an improved internal control process which the Company believes provides reasonable assurance of mitigating the possibility of errors in the future.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

Changes in internal controls

There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

. Report of Independent Registered Public Accouting Firm in Internal Control over Financial Reporting
To the Board of Directors and Stockholders of
Companhia de Bebidas das Américas - AmBev

1.
We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Companhia de Bebidas das Américas - AmBev and subsidiaries (the “AmBev”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. AmBev’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of AmBev’s internal control over financial reporting based on our audit

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

3.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

4.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.
In our opinion, management’s assessment that AmBev maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Also in our opinion, AmBev maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission.

6.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2006 of AmBev and our report dated February 26, 2007, except for the Notes 23 and 24 as to which the date is July 4, 2007, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

February 26, 2007, except for the control activities related to the Notes 23 and 24 of the AmBev’s financial statements as to which the date is July 4, 2007.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c) of the Exchange Act, as added by Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Álvaro Antônio Cardoso de Souza, with an extensive work-related finance background, who is “independent” as allowed per Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

ITEM 16B.	CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officers, principal financial officer and principal accounting officer, among others. The code became effective in 2003; it was last amended on December 11, 2006 and is attached to this annual report as an Exhibit. If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2006, 2005 and 2004. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in the years 2006 and 2005 and breaks down these amounts by category of service:

	2006	2005
	(R$ thousands)	(R$ thousands)
Audit Fees	2,921,272	2,125,927
Audit-Related Fees	484,848	1,174,800
Tax Fees	—	—
All Other Fees	119,670	160,699
Total	3,525,790	3,461,426

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2006 and 2005 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

During 2006 and 2005 there were no fees related to services for tax compliance, tax planning and tax advice from the independent auditors hired to audit our reports.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The audited financial statements herein have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Rua José Guerra, 127, 04719-030 São Paulo, SP, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is CRC2.SP.011609/O-8. On April 9, 2007, KPMG Auditores Independentes substituted Deloitte Touche Tohmatsu Auditores Independentes as the Company’s independent auditor.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Conselho Fiscal, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors. Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. The Board of Directors and the Conselho Fiscal periodically receive from the Chief Financial Officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in such require a prior favorable opinion of our Conselho Fiscal and the approval of our Board of Directors. Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Conselho Fiscal is a permanent body which operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided for in Rule 10A-(c) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one financial expert, namely Mr. Álvaro Antônio Cardoso de Souza.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program”, we have purchased a number of our shares during the period covered by this report.

Below, in tabular format, is a disclosure of our repurchases, including those made pursuant to publicly announced plans or programs, for the periods indicated.

Preferred Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs
January 2006	294,179,743	903.54	294,179,743	1,428,400,078
February 2006	46,487,835	880.34	43,369,937	940,617,310
March 2006	71,693,104	897.97	66,217,532	874,399,778
April 2006	79,942,781	969.41	77,032,519	797,367,259
May 2006	6,535,926	702.06	—	797,367,259
June 2006	—	—	—	797,367,259
July 2006	229,096,142	868.63	227,773,988	569,593,271
August 2006	59,278,399	935.05	59,278,399	3,742,713,742
September 2006	267,205,030	962.22	263,938,223	3,478,775,519
October 2006	284,536,591	977.92	279,027,774	3,199,747,745
November 2006	100,114,468	999.03	100,114,468	3,581,162,534
December 2006	350,446,730	1,030.62	348,746,730	3,232,415,804
January 2007	329,934,380	1,058.73	329,934,380	2,902,481,424
February 2007	158,448,446	1,084.43	153,934,847	Not specified
March 2007	188,989,811	1,079.44	188,289,811	Not specified
April 2007	416,472,698	1,161.77	407,707,823	Not specified
May 2007	327,083,230	1,285.57	327,083,230	Not specified
June 2007	211,027,546	1,372.39	211,027,546	Not specified
Total	2,883,362,085	1,010.34	2,839,546,175

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2)	The plans approved on and after February 2007, there was no maximum amount of shares that could be purchased under the program, but a maximum monetary amount. Please see table below.

Common Shares Repurchases

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January 2006	269,487	785.90	—	—
February 2006	10,370,860	756.28	9,701,569	368,420,142
March 2006	5,498,372	767.91	4,403,258	364,016,884
April 2006	6,573,879	847.65	6,573,879	357,443,005
May 2006	1,034,650	689.93	—	357,443,005
June 2006	—	—	—	357,443,005
July 2006	873,019	722.01	608,588	356,834,417
August 2006	2,443,310	823.17	2,443,310	367,953,743
September 2006	1,308,360	673.76	655,000	367,298,743
October 2006	13,860,728	829.20	12,758,965	354,539,778
November 2006	4,145,530	902.17	4,145,530	320,861,794
December 2006	22,501,064	913.18	22,161,064	298,700,730
January 2007	17,383,190	961.37	17,383,190	281,317,540
February 2007	13,289,271	955.40	12,394,416	Not specified
March 2007	44,012,453	1,032.27	43,866,628	Not specified
April 2007	81,355,505	1,048.69	76,002,990	Not specified
May 2007	941,890	1,227.37	941,890	Not specified
June 2007	1,830,829	1,348.92	1,830,829	Not specified
Total	224,919,678	969.35	213,098,387

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2)	The plans approved on and after February 2007, there was no maximum amount of shares that could be purchased under the program, but a maximum monetary amount. Please see table below.

The publicly announced programs referenced in the above tables are the following:

Approval Date	Period	Common or Preferred shares	Maximum number of Preferred shares	Maximum Number of Common Shares	Maximum amount (R$ thousand)
September 14, 2004	365 days	Preferred	1,000,000,000	0	500,000
November 7, 2005	365 days	Preferred	1,975,588,915	0	500,000
February 22, 2006	180 days	Common and Preferred	983,987,247	378,121,711	500,000
August 8, 2006	360 days	Common and Preferred	3,801,992,141	370,397,053	1,000,000
November 14, 2006	360 days	Common and Preferred	3,681,277,002	325,007,324	1,000,000
February 7, 2007	360 days	Common and Preferred	Not specified	Not specified	1,000,000
May 8, 2007	360 days	Common and Preferred	Not specified	Not specified	1,000,000

Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees that were dismissed, in both cases, pursuant to the terms and conditions of the Company’s stock ownership plan.

PART III

ITEM 18.	FINANCIAL STATEMENTS

Companhia de Bebidas das Américas - AmBev

Consolidated Financial Statements as of December 31, 2006 and 2005 and for the Years then Ended and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP - Brazil

1.
We have audited the accompanying consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries (the “Company” or “AmBev”) as of December 31, 2006, and 2005, and the related consolidated statements of income, changes in stockholders’ equity, changes in financial position, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We did not audit the financial statements of Labatt Brewing Company Limited (“Labatt”) (a wholly-owned subsidiary of AmBev), which statements reflect total assets constituting 7.3 percent of consolidated total assets as of December 31, 2005 and total revenues constituting 24.9 percent and 13 percent of consolidated total revenues for the years ended December 31, 2005 and 2004, respectively. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of such other auditors.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, changes in stockholders’ equity, their financial position and their cash flow for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 23 to the consolidated financial statements.

5.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of AmBev’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission and our report dated February 26, 2007, except for the control activities related to Notes 23 and 24 as to which the date is July 4, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of AmBev’s internal control over financial reporting and an unqualified opinion on the effectiveness of AmBev’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo, Brazil
February 26, 2007, except for Notes 23 and 24 as to which the date is July 4, 2007.

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

In our opinion, such financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and changes in the stockholders’ equity for the years ended December 31, 2005 and the period from August 28, 2004 to December 31, 2004, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 20 to the financial statements.

/s/KPMG, LLP

Chartered Accountants, Licensed Public Accountants
Toronto - Canada

February 3, 2006, except as to Note 22, which is as of July 4, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(Expressed in millions of Brazilian reais)

ASSETS	2006	2005
CURRENT ASSETS
Cash and cash equivalents	1,538.9	837.3
Short-term investments	226.1	259.0
Trade accounts receivable, net	1,542.7	1,331.8
Recoverable Taxes	687.7	545.5
Deferred income and social contribution taxes	610.0	543.4
Inventories	1,363.9	1,178.1
Other	848.1	779.6
Total current assets	6,817.4	5,474.7

NON-CURRENT ASSETS
LONG-TERM ASSETS
Deferred income and social taxes	3,566.7	4,183.5
Escrow and compulsory deposits and tax incentives	437.2	431.4
Properties, machinery and equipment held for sale	86.0	104.5
Financed sale of shares	72.8	114.7
Other	486.0	376.1
Total non-current assets	4,648.7	5,210.2

PERMANENT ASSETS
Investments
Goodwill and negative goodwill	17,986.2	16,722.2
Other	39.8	41.4
Property, plant and equipment	5,723.9	5,404.6
Deferred charges	429.1	548.7
Total permanent assets	24,179.0	22,716.9

TOTAL	35,645.1	33,401.8

LIABILITIES AND SHAREHOLDERS’ EQUITY	2006	2005
CURRENT LIABILITIES
Suppliers	1387.4	1,065.4
Accrued payroll and related charges	480.3	447.7
Loans and financing	2,038.7	1,209.4
Debentures	65.9	-
Other taxes payable	1,239.0	1,030.8
Unrealized loss on derivatives	405.3	129.8
Dividends payable	109.0	25.9
Income and social contribution taxes payable	366.3	244.5
Others	752.5	898.8
Total current liabilities	6,844.4	5,052.3

LONG-TERM LIABILITIES
Loans and financing	5,396.9	5,994.2
Accrued liability for contingencies	663.3	1,037.1
Sales tax deferrals	405.7	352.6
Debentures	2,065.1	-
Other	629.0	825.8
Total long term liabilities	9,160.0	8,209.7

DEFERRED INCOME	149.9	149.9

MINORITY INTEREST	222.7	122.6

SHAREHOLDERS’ EQUITY
Subscribed and paid-up capital	5,716.1	5,691.4
Capital reserve	12,870.6	13,889.5
Profit reserves	1,622.1	679.8
Treasury shares	(940.7)	(393.4)
Total shareholders’ equity	19,268.1	19,867.3

TOTAL	35,645.1	33,401.8

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in millions of Brazilian reais, except for earnings per thousand shares)

	2006	2005	2004
GROSS REVENUES	32,487.8	28,878.7	23,297.6
Value-added and other taxes, discounts and returns	(14,874.1)	(12,920.1)	(11,290.8)

NET SALES	17,613.7	15,958.6	12,006.8
Cost of sales	(5,948.7)	(5,742.4)	(4,780.5)

GROSS PROFIT	11,665.0	10,216.2	7,226.3

OPERATING INCOME (EXPENSES)
Selling and marketing	(3,866.7)	(3,499.9)	(2,451.7)
General and administrative	(771.2)	(830.6)	(617.9)
Depreciation and amortization	(770.8)	(667.9)	(541.5)
Provision for contingencies and other	111.8	(71.5)	(260.2)
Financial income (expenses), net	(1,078.3)	(1,086.7)	(776.3)
Other operating income (expenses), net	(955.1)	(1,075.4)	(420.9)
Equity in results of affiliates	1.4	2.0	5.6
	(7,328.9)	(7,230.0)	(5,062.9)

OPERATING INCOME	4,336.1	2,986.2	2,163.4
Non-operating income (expenses), net	(28.8)	(234.3)	(333.9)

INCOME BEFORE INCOME TAXES, PROFIT SHARING AND MINORITY INTEREST	4,307.3	2,751.9	1,829.5
Provision for Income and social contribution taxes
Current	(688.8)	(757.1)	(740.6)
Deferred	(626.5)	(263.1)	228.8

INCOME BEFORE PROFIT SHARING AND MINORITY INTEREST	2,992.0	1,731.7	1,317.7
Employees and management profit sharing	(194.4)	(202.8)	(152.4)

INCOME BEFORE MINORITY INTEREST	2,797.6	1,528.9	1,165.3
Minority interest	8.7	16.8	(3.8)

NET INCOME	2,806.3	1,545.7	1,161.5

NUMBER OF SHARES OUTSTANDING AT YEAR-END, EXCLUDING TREASURY SHARES (THOUSANDS)	63.719.393	65.346.214	54,627,407

EARNINGS PER THOUSAND SHARES AT YEAR END (WHOLE REAIS) - R$	44,04	23,65	21.26

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in millions of Brazilian reais)

	Revenue reserves
	Subscribed and paid-in capital	Capital reserve	Legal reserve	Future capital increase	Statutory investments	Treasury shares	Retained earnings	Total

BALANCES AT DECEMBER 31, 2003	3,124.1	16.6	208.7	26.1	1,271.2	(338.5)	-	4,308.2

Employee stock ownership plan purchases	18.0	-	-	-	-	-	-	18.0
Capital increase upon incorporation of Labatt	1,600.7	12,840.3	-	-	-	-	-	14,441.0
Repurchase of own shares for treasury	-	-	-	-	-	(1,609.6)	-	(1,609.6)
Premium on stock option sold	-	2.5	-	-	-	-	-	2.5
Cancellation of treasury shares	-	-	-	(26.1)	(882.0)	908.1	-	-
Net income	-	-	-	-	-	-	1,161.5	1,161.5
Appropriation of net income	-	-	-	-	(164.2)	-	164.2	-
Interim dividends	-	-	-	-	-	-	(344.4)	(344.4)
Supplemental dividends	-	-	-	-	-	-	(982.7)	(982.7)
Dividends and interest attributed to shareholders’ equity prescribed	-	-	-	-	-	-	1.4	1.4

BALANCES AT DECEMBER 31, 2004	4,742.8	12,859.4	208.7	-	225.0	(1,040.0)	-	16,995.9

Capital increase upon capitalization of reserves	948.6	(948.6)	-	-	-	-	-	-
Downstream merger - InBev Brasil	-	2,883.3	-	-	-	-	-	2,883,3
Repurchase of own shares for treasury	-	-	-	-	-	(437.3)	-	(437.3)
Cancellation of treasury shares	-	(868.1)	-	-	-	868.1	-	-
Transfer of treasury shares to stock ownership plan	-	(94.4)	-	-	-	192.5	-	98.1
Disposal of treasury shares	-	-	-	-	-	23.3	-	23.3
Subsidy of financing and fiscal incentives	-	57.9	-	-	-	-	-	57.9
Net income	-	-	-	-	-	-	1,545.7	1,545.7
Appropriation of net income
Statutory reserve	-	-	-	-	246.1	-	(246.1)	-
Interim dividends	-	-	-	-	-	-	(556.2)	(556.2)
Interim interest attributed to shareholders’ equity	-	-	-	-	-	-	(744.0)	(744.0)
Dividends and interest attributed to shareholders’ equity prescribed	-	-	-	-	-	-	0.6	0.6

BALANCES AT DECEMBER 31, 2005	5,691.4	13,889.5	208.7	-	471.1	(393.4)	-	19,867.3

Capital increase upon capitalization of exercises of options of stock ownership plan	3.4	(3.4)	-	-	-	-	-	-
Capital increase upon capitalization of reserves	21.3	(21.3)	-	-	-	-	-	-
Advance for future capital increase related to stock ownership plan	-	3.4	-	-	-	-	-	3.4
Repurchase of own shares for treasury	-	-	-	-	-	(1,762.3)	-	(1,762.3)
Cancellation of treasury shares	-	(1,046.2)	-	-	-	1,046.2	-	-
Transfer of treasury shares to stock ownership plan	-	(67.2)	-	-	-	168.8	-	101.6
Subsidy of financing and fiscal incentives	-	115.8	-	-	-	-	-	115.8
Net income	-	-	-	-	-	-	2,806.3	2,806.3
Appropriation of net income	-	-	-	-	-	-	-	-
Statutory reserve	-	-	-	-	1,333.2	-	(1,333.2)	-
Interim interest attributed to shareholders’ equity	-	-	-	-	-	-	(1,473.1)	(1,473.1)
Supplemental dividends	-	-	-	-	(390.9)	-	-	(390.9)

BALANCES AT DECEMBER 31, 2006	5,716.1	12,870.6	208.7	-	1,413.4	(940.7)		19,268.1

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in millions of Brazilian reais)

	2006	2005	2004
FINANCIAL RESOURCES WERE PROVIDED BY
From Operations:
Net income	2,806.3	1,545.7	1,161.5
Items not affecting working capital:
Equity in results of affiliates	(1.4)	(2.0)	(5.6)
Deferred income and social contribution taxes	626.5	263.1	(228.8)
Amortization of goodwill and negative goodwill, net	1,283.0	1,343.0	803.6
Gain on the settlement of tax incentives	(39.9)	(28.3)	(21.9)
Depreciation and amortization	1,188.4	1,087.5	922.2
Accrued liability for contingencies and other	(111.8)	71.5	260.1
Interest expense on accrued liability for contingencies	36.7	52.7	49.8
Financial charges on long-term loans, net	(470.3)	(501.2)	278.0
Foreign exchange loss (gain) on subsidiaries abroad	(79.4)	289.3	(213.8)
Loss arising from changes in holdings in subsidiaries	(6.1)	64.8	80.7
Minority interest	(8.7)	(16.8)	3.8
Net book value of disposal of property, plant and equipment and investments	288.6	150.4	168.7
Interest and charges on advances to employees for purchase of shares	(10.0)	(13.3)	(41.9)
Provision for losses on permanent assets	8.7	116.8	(6.7)
Total from operations	5,510.6	4,423.2	3,209.7

From shareholders:
Employee stock ownership plan purchases	-	-	18.0
Premium on the placement options to repurchase own shares	-	-	2.6
Disposal of treasury shares	105.3	132.5	-
Advances to employees for the purchase of shares	78.5	73.3	101.2

From third parties:
Increase in long-term liabilities and decrease in non-current assets
Loans and financing	-	2,233.7	-
Sales taxes deferred	268.4	115.5	167.9
Deferred charges	-	12.0	-
Debentures	2,065.1	-	-
Other recoverable taxes	66.6	543.4	-
Other accounts receivable	-	78.5	-
Other	4.3	0.5	17.3
Total working capital funds provided	8,098.8	7,612.6	3,516.7

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Brazilian reais)	(Continuation)

	2006	2005	2004
FINANCIAL RESOURCES WERE USED FOR
Increase in non-current assets and decrease in long-term liabilities:
Restrict deposits for legal proceedings	61.4	72.2	52.7
Receivables from proportionally consolidated companies	-	8.2	5.9
Recoverable taxes	-	8.3	20.7
Other assets	57.8	4.3	-
Accrued liability for contingencies	264.3	224.1	87.0
Loans and financing	185.9	-	-
Other liabilities	176.6	30.0	71.9
Permanent assets:	-	-
Investments	2,731.0	190.4	345.9
Property, plant and equipment	1,425.7	1,169.4	1,267.2
Deferred charges	18.7	265.4	101.9
Repurchase of own shares for treasury	1,762.3	438,0	1,609.6
Increase of minority interest in subsidiaries	-	-	114.8
Proposed and declared dividends	1,864.0	1,299.6	1,394.1
Change in the capital of minority shareholders	0.5	88.3	31.9
Financings	-	-	2,585.7
Total working capital funds used	8,548.2	3,798.2	7,689.3

INCREASE (DECREASE) IN WORKING CAPITAL	(449.4)	3,814.4	(4,172.6)

REPRESENTED BY
Current assets:
At end of year	6,817.4	5,474.7	5,379.7
At beginning of year	5,474.7	5,379.7	5,500.6
	1,342.7	95.0	(120.9)
Current liabilities
At end of year	6,844.4	5,052.3	8,771.7
At beginning of year	5,052.3	8,771.7	4,720.0
	1,792.1	(3,719.4)	4,051.7

INCREASE (DECREASE) IN WORKING CAPITAL	(449.4)	3,814.4	4,172.6

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(Expressed in millions of Brazilian reais)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,806.3	1,545.7	1,161.5
Adjustments to net income:
Deferred income and social contribution	626.5	263.1	(228.8)
Amortization of goodwill and negative goodwill, net	1,283.0	1,343.0	803.6
Depreciation and amortization	1,188.4	1,087.5	922.2
Accrued liabilities for contingencies and other	(111.8)	71.5	260.2
Interest expenses on accrued liability for contingencies	36.7	52.7	49.8
Gain on the settlement of tax incentives	(39.9)	(28.3)	(21.9)
Provision (reversal) for losses on inventories and permanent assets	11.8	58.6	(6.5)
Reversal of allowance for losses on investments	(22.0)
Provision for restructuring	18.8	114.9	182.7
Unrealized losses (gains) on derivatives	221.6	(239.5)	407.3
Interest and charges on advances to employees for purchase of shares	(10.0)	(13.3)	(41.9)
Interest and charges on taxes and contributions	1.4	5.2	(5.1)
Interest and foreign exchange losses on loans	424.2	281.0	329.2
Unrealized exchange rate variation and gains on financial assets	13.4		37.1
Loss on disposal of property, plant e equipment, net	163.4	102.5	116.3
Recovery of tax credits	(24.0)
(Gain) Loss arising from changes in holdings in subsidiaries	(5.5)	64.8	80.8
Foreign exchange gains on subsidiaries not affecting cash, net	(116.7)	(67.6)	(355.6)
Minority interest	(8.7)	(16.8)	3.8
Equity in results of affiliates	(1.4)	(2.0)	(5.6)

(Increase) decrease in assets
Trade accounts receivable, net	(166.2)	(246.9)	(141.4)
Recoverable taxes	(14.5)	87.1	(241.8)
Inventories	(142.8)	93.2	(199.1)
Restrict deposits for legal proceedings	(63.2)	(130.0)	(50.7)
Other	(169.3)	106.1	(105.9)
Increase (decrease) in liabilities:
Trade accounts payable	286.8	1.1	110.0
Accrued payroll, profit sharing and related charges	20.7	118.0	188.5
Income and social contribution taxes and other taxes	36.9	(383.1)	175.3
Disbursements related to liability for contingencies	(268.2)	(101.6)	(88.0)
Other	9.6	(17.3)	82.7
Cash provided by operating activities	5,985.3	4,149.6	3,418.7

(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in millions of Brazilian reais)	(Continuation)

	2006	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments (maturity over 90 days)	180.6	(52.4)	1,322.2
Investment in affiliates and subsidiaries, net of cash acquired	(2,639.2)	(97.3)	(170.3)
Securities and collateral	0.1	(15.4)	27.2
Acquisition of property, plant and equipment	(1,425.7)	(1,369.5)	(1,273.7)
Proceeds from disposal of property, plant and equipment	117.6	49.6	52.4
Expenditures on deferred charges	(18.7)	(47.8)	(101.9)
Repurchase of own shares by affiliated companies	-	(87.5)	(179.3)
Pay-off of investments	-	1.0	0.5
Cash in the subsidiary’s initial consolidation	-	-	433.6
Net cash provided by (used in) investing activities	(3,785.3)	(1,619.3)	110.7

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing:
Issuances	9,344.8	8,917.4	6,152.2
Repayments, including interest	(7,386.3)	(9,361.1)	(7,466.5)
Capital subscription	3.4	-	15.6
Repurchase of own shares for treasury	(1,765.1)	(363.1)	(1,609.6)
Dividends paid	(1,790.8)	(2,272.0)	(602.9)
Advance to employee for purchase of shares, net of repayments	72.5	53.8	103.2
Premium of repurchase of shares	-	91.7	2.6
Other	53.0	(40.7)	(28.4)
Cash used in financing activities	(1,468.5)	(2,974.0)	(3,433.8)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(29.8)	(10.0)	(0.8)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	701.7	(453.7)	94.8

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	837.3	1,291.0	1,196.1

CASH AND CASH EQUIVALENTS AT END OF YEAR	1,539.0	837.3	1,290.9

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of capitalized interest	605.7	719.4	472.2
Taxes on income	584.8	836.1	639.5

NONCASH INVESTING AND FINANCING TRANSACTIONS
Issuance of shares related to the Labatt transaction	-	-	16,683.3
Downstream merger - InBev Brasil	-	2,883.3	-

The accompanying notes are an integral part of the consolidated financial statements.

Companhia de Bebidas das Américas - AmBev
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, 2005 AND 2004
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

(d) The Company maintains a licensing agreement with Anhenser-Busch, Inc., through its subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

(e) AmBev shares are traded on the São Paulo Stock Exchange - BOVESPA, and the New York Stock Exchange - NYSE, as American Depositary Receipts (ADRs).

MAIN EVENTS THAT OCCURRED IN 2006 AND 2005

I. Acquisition of control in Quilmes Industrial S.A. (“Quinsa”)

As part of the share purchase agreement of Quinsa entered into in January 2003, the other joint controlling shareholders of Quinsa, Beverage Associates Corp. (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev, in periods specified in each year beginning April 2003, or at any moment in which there was a change in the ownership structure of AmBev. AmBev also had the right to determine the exchange of class A shares of Quinsa for shares of AmBev beginning at the end of 2010.

On April 13, 2006, the Company entered into an agreement whereby BAC sold all of its shares in Quinsa to AmBev.

On August 8, 2006, the Company closed the transaction with BAC, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding LTD (“BAH”) for the total amount R$2,738.8 equivalent to US$1.25 billion, resulting in goodwill in the amount of R$2,331.1. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by which AmBev acquired an initial interest in Quinsa. In this transaction both parties agreed that the purchase price would be paid in cash and that said options will no longer be exercised.

II. Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the business group Romero, entered into by means of a sale agreement of 25% of the capital of its indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Perú”) to Ransa Comercial S.A., a company of the Romero Group. On July 14, 2006, the Company closed the transaction for the amount of R$8.2.

The agreement of purchase and sale of shares set forth that the conclusion of the transaction would be subject to the corporate restructuring of AmBev Perú and the execution of a shareholders’ agreement. The shareholders’ agreement executed, provided for the granting, by AmBev, of an additional call option in favor of Romero Group for 5% of the capital of AmBev Perú.

On September 22, 2006, the call option of 5% of the capital was exercised in the amount of R$1.7, and the interest of Romero Group in the capital of AmBev Perú increased from 25% to 30%.

III. Merger of the parent company InBev Holding Brasil S.A. (“InBev Brasil”)

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

IV. Merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”)

The Company’s shareholders approved at an Extraordinary Shareholders’ Meeting held on May 31, 2005, the merger of the subsidiary CBB into AmBev.

The referred merger aims at simplifying the corporate structure comprised by AmBev and its subsidiaries, as well as to allow that the amount of R$702.7 of the goodwill originally recorded in AmBev, derived from purchase of shares of CBB, attributed to the expectation of future profitability, after the merger may be fiscally amortized within ten years, in accordance with the applicable tax legislation.

As CBB’s financial statements were already consolidated by AmBev, the referred merger of CBB’s assets and liabilities into AmBev, recorded at book value, did not have any effect on the consolidated financial statements.

V. InBev - AmBev transactions

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

Interbrew

Interbrew was also a public company listed on Euronext - Brussels, and was controlled by Stichting Interbrew (the “Stichting”), which owned approximately 64% of Interbrew’s common shares. Two charitable foundations Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “InBev Foundations”) owned approximately 2% of Interbrew’s common shares. The remainder of Interbrew’s common shares was held in the market. The Stichting represented the interests of the Interbrew Founding Families. Interbrew owned, through certain holding companies, 100% of Labatt.

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

Integration of Labatt´s Operations

The total amount of the transaction consisting of the merger of Labatt Canada’s operations, through the wholly-owned subsidiary, Labatt Holding ApS (“Labatt ApS”), described above, represented R$ 14,441.0, and was recorded as follows: (a) AmBev’s capital stock increase, in the amount of R$ 1,600.7; and (b) increase of goodwill reserve, recorded as a capital reserve in shareholders’ equity, in the amount of R$ 12,840.3.

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

Investments in subsidiaries and their shareholders’ equities, as well as intercompany assets, liabilities, income and expenses, have been eliminated in consolidation. Also, unrealized results arising from the purchase of raw materials and products from subsidiaries and associated companies, included in the balance of inventory at the end of each period, as well as other transactions between the Company’s subsidiaries, are eliminated.

c)	Foreign currency translation

The financial statements of our subsidiaries operating outside Brazil are translated using the year-end exchange rate. Income and expense accounts are translated and maintained in Brazilian reais at average exchange rates for the period. The difference between the net result determined at the exchange rates at the balance sheet date and the net result determined at average exchange rates for the period, is recorded in other operating income. In addition, the financial statements of the subsidiaries abroad include the foreign exchange gains or losses on assets and liabilities denominated in foreign currency.

The financial statements for C.A. Cevecera Nacional S.A. (CACN) in Venezuela include inflation accounting adjustments based on local price index variations (measured by Consumer Price Index - IPC), which were recorded in other operating income (Note 20).

In the cases of Maltería Pampa S.A. (Maltería Pampa), Maltería Uruguay S.A. (Maltería Uruguay) and Cervecería y Maltería Paysandu S.A. (Cympay), the U.S. dollar is considered to be the currency of their economic environment as their selling prices and cash flows are primarily linked the U.S. dollar. The following translation methodology was applied for these companies, which adopt the U.S. dollar as the functional currency: (i) inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity accounts were translated into U.S. dollars at historical exchange rates and translated into Brazilian reais at current rates; (ii) monetary assets and liabilities were translated at current rates; (iii) depreciation was determined based on the U.S. dollar value of the assets, (iv) other income accounts were converted at the average exchange rates in the period; and (v) translation gains and losses are included in income for the period.

d)	Cash and cash equivalents

Cash equivalents consist primarily of time deposits and other short-term investments held through private mutual funds denominated in Brazilian reais, having a ready market and an original maturity of 90 days or less, and which have insignificant early withdrawal penalty clauses and are recorded at acquisition cost, plus interest incurred up to the date of the balance and adjusted, when applicable, to its equivalent market value. We also invest in money market instruments and private mutual funds denominated in U.S. dollars through our off-shore subsidiaries.

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

The balance of short-term investments at December 31, 2006 includes bank deposits and short-term investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$34.6 (R$16.3 in 2005).

f)	Trade accounts receivable

Trade accounts receivable are stated at cost. The consolidated allowance for doubtful accounts receivable is recorded at an amount deemed sufficient by management to cover probable losses on realization of receivables and totals R$185.6 at December 31, 2006 (R$169.7 in 2005).

g)	Inventories

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. On December 31, 2006, the consolidated provision for losses, to reduce inventories to net realizable value amounted to R$15.8 (R$27.3 in 2005).

h)	Other current assets and long-term receivables

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued interest. A provision for reduction to market values is recorded when necessary.

i)	Property, plant and equipment

Property, plant and equipment are stated at cost and include the interest incurred in financing during the construction phase of certain qualified assets. Property, plant and equipment are depreciated using the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 9.

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

The tax effects of net operating loss carryforwards expected to be recovered through offset against taxable income are recorded as deferred tax assets on our balance sheet. Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02 only tax losses which are estimated to be recovered within a ten-year period based on a discounted cash flow model are recorded as assets. In the event realization of deferred tax assets is not considered more likely than not, no such assets are recorded.

Deferred income tax asset as of December 31, 2006 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available, at the 30% rate on future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is more likely than not.

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

Selling and marketing expenses include costs of advertising and other marketing activities, including promotional materials and these expenses totalized R$ 871.2, R$ 845.5 and R$ 912.6 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

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

Certain states in Brazil provide indirect tax incentives in the form of deferrable tax payments and partial or complete tax rebates in order to promote investments in their regions (Note 12). The recognition of these benefits occurs only when the gain is definite and all conditions have been met and is recognized against Other operating income (Note 20). The benefits granted are not subject to claw back provisions in the event we do not meet the program target; however, future benefits may be withdrawn. Amounts recognized during 2006 totaled R$ 165.4 (R$ 151.8 in 2005 and R$ 193.3 in 2004).

x)	Accrued liabilities for legal proceedings

Provision for contingencies are recorded and updated to current values for labor, tax, civil and commercial claims at the administrative and judicial levels, based on the estimated losses established by the independent legal counsel of the Company and of its subsidiaries, for lawsuits in which such losses are considered probable.

Expected tax savings obtained based on court decisions resulting from claims filed by the Company and its subsidiaries against tax authorities, if recognized in income, are subject to a provision until the right is assured through a final and unappealable decision in favor of the Company and its subsidiaries.

y)	Other current and long-term liabilities

These are recorded based on known or estimated value, increased, when applicable, by the corresponding charges and monetary variations incurred through the year-end date of the financial statements.

z)	Intercompany transactions

Intercompany transactions are carried out under usual market conditions and include, among others, the purchase and sale of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company's subsidiaries in Brazil have undetermined duration and are subject to market financial charges, except for certain agreements with subsidiaries, in which the Company holds 100% of capital, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are generally monetarily adjusted based on the US dollar variation, plus annual interest of up to 10%.

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

Since August 2006, the Company fully consolidated Quinsa’s financial statements, which were until then proportionally consolidated (Note 1-I).

The net assets of Quinsa, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally consolidated in the Company’s financial statements, are as follows:

	December 31, 2006
	Agrega (i)	ITB (i)	Total
Current assets	1.9	0.4	2.3
Long-term receivables	-	4.8	4.8
Permanent assets	0.4	0.9	1.3
Current liabilities	(2.2)	0.1	(2.1)
Long-term liabilities	-	(12.0)	(12.0)
Total net assets (liabilities)	0.1	(5.8)	(5.7)

(i)  50% ownership interest.

	December 31, 2005
	Quinsa (i)	Agrega (ii)	ITB (ii)	Total
Current assets	523.8	1.4	0.4	525.6
Long-term receivables	115.1	-	5.1	120.2
Permanent assets	1,180.0	0.4	0.9	1,181.3
Current liabilities	(531.6)	(1.8)	-	(533.4)
Long-term liabilities	(477.7)	-	(11.1)	(488.9)
Minority interest	(103.7)	-	-	(103.7)
Total net assets (liabilities)	705.9	-	(4.7)	701.1

(i)  59.2% ownership interest.

(ii) 50% ownership interest.

Quinsa’s, Agrega’s and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows:

	Year ended December 31, 2006
	Quinsa (i)	Agrega (ii)	ITB (ii)	Total
Net sales	492.6	1.3	-	493.9
Cost of products and services sold	(211.9)	-	-	(211.9)
Gross profit	280.7	1.3	-	282.0
Operating expenses	(174.1)	(3.4)	(1.8)	(179.3)
Operating income (loss)	106.6	(2.1)	(1.8)	102.7
Non-operating income	1.2	-	-	1.2
Provision for income tax	(40.4)	-	0.6	(39.8)
Statutory interest	(15.3)	-	-	(15.3)
Minority interest	-	-	-	-
Net income (loss) for the year	52.1	(2.1)	(1.2)	48.8

(i) Since August, 2006 Quinsa has been fully consolidated (Note 1-I).

(ii) 50% ownership interest.

	Year ended December 31, 2005
	Quinsa (i)	Agrega (ii)	ITB (ii)	Total
Net sales	1,299.9	1.2	-	1,301.1
Cost of products and services sold	(536.7)	-	-	(536.7)
Gross profit	763.2	1.2	-	764.4
Operating expenses	(457.7)	(3.1)	(1.0)	(461.8)
Operating income (loss)	305.5	(1.9)	(1.0)	302.6
Non-operating income	(9.0)	-	-	(9.0)
Provision for income tax	(113.8)	-	0.4	(113.4)
Statutory interest	(20.1)	-	-	(20.1)
Minority interest	(39.0)	-	-	(39.0)
Net income (loss) for the year	123.6	(1.9)	(0.6)	121.1

(i) 59.2% ownership interest.

(ii) 50% ownership interest.

ac)	Reclassifications

Certain reclassifications have been made to the financial statements for the years ended December 31, 2005, and 2004, presented for comparative purposes, to conform them to CVM Resolutions No. 488 and 489. In addition, other reclassifications have been made with the purpose of improving the presentation of certain amounts and transactions, as well as maintaining comparability between the periods. The Company made the following reclassifications: (i) in Note 17 (e) between financial income and expenses; (ii) from Deferred charges, the balance of goodwill on the merger of InBev Brasil and its respective provision for realization, to “Deferred Income and Social Contribution Taxes” in current and noncurrent. In income, from amortizations and depreciations to the result of the current income and social contribution taxes the portion related to the realization of goodwill and the provision for the merger of InBev Brasil; (iii) Reclassification of escrow deposits, previously classified in assets, to liabilities, as a contra-entry to the account “reserve for contingencies”, where applicable.

3.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable relate primarily to sales to Beer and soft drinks customers. Credit risk is minimized by the large customer base and control procedures through which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts were as follows:

	2006	2005	2004
At beginning of year	169.7	175.9	182.3
Provision	21.1	21.6	1.5
Write-offs, net of recoveries	(8.4)	(12.5)	(45.9)
Labatt	0.4	0.4	-
Quinsa (i)	4.3	(15.7)	38.0
At end of year	187.1	169.7	175.9

(i) Since August, 2006 Quinsa has been fully consolidated (Note 1 - I).

4.	INVENTORIES

	2006	2005
Finished products	319.2	322.2
Work in process	69.6	67.8
Raw materials	618.7	515.1
Production materials	235.6	186.6
Supplies and others	136.6	113.7
Provision for losses	(15.8)	(27.3)
	1,363.9	1,178.1

5.	TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	2006
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter-company loans	Net sales	Net financial results
AmBev	791.5	(1,678.2)	(1,378.7)	398.3	(76.6)
Fratelli	4.0	(6.0)	149.9	21.6	(17.0)
Jalua Spain S.L.	-	-	(87.3)	-	46.1
Monthiers S.A.	1,437.1	-	1,495.3	-	(36.7)
Arosuco	8.6	(0.3)	470.5	549.1	0.3
Dunvegan S.A.	131.2	(1.1)	(422.1)	-	88.6
Cympay	76.8	(0.1)	1.5	98.1	0.2
Maltaria Uruguay S.A.	33.3	(34.1)	-	135.3	-
Maltaria Pampa S.A.	12.0	(0.1)	0.4	118.7	-
CRBS S.A	122.7	-	(22.3)	-	-
CACN	0.3	(14.6)	81.0	74.6	(1.7)
Eagle	-	(868.1)	(1.8)	-	-
Aspen	-	-	(143.4)	-	0.7
Labatt Canada (i)	1.1	(10.1)	-	-	-
Other - Brazil	8.0	(6.6)	(114.9)	1.5	(1.8)
Other - Abroad	4.3	(7.6)	(24.2)	14.8	(1.0)
TOTAL	2,630.9	(2,626.9)	3.9	1,412.0	1.1
	2005
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter-company loans	Net sales	Net financial results
AmBev	804.3	(1,748.0)	(1,559.2)	366.7	(324.2)
CBB (iii)	-	-	-	113.8	108.4
Fratelli (ii)	-	(11.2)	133.3	6.7	(6.1)
IBA-Sudeste (ii)	-	-	-	44.5	399.0
Jalua	-	-	(40.8)	-	(51.3)
Monthiers	1,526.2	-	1,421.9	-	(68.6)
Arosuco	4.5	-	384.5	511.6	-
Dunvegan	216.7	-	(417.5)	-	36.3
Cympay	0.5	-	16.8	98.2	0.4
Malteria Pampa	8.3	-	-	145.5	-
Maltería Uruguai	1.2	-	-	98.0	-
CRBS	122.7	-	-	-	-
Eagle	-	(868.1)	-	-	-
Aspen	-	-	(153.1)	-	5.7
Labatt Canada (i)	-	-	0.5	-	-
CACN	-	(34.1)	25.7	77.4	0,1
Other - Brazil	63.4	(9.2)	233.3	1.3	2.9
Other - Abroad	2.8	(68.1)	(60.9)	0.1	(2.9)
TOTAL	2,750.5	(2,738.7)	(15.5)	1,463.8	99.7

(i)
Labatt Canada maintains a service agreement with InBev, through which the services rendered or incurred expenses are refunded on behalf of the other party. On December 31, 2006, Labatt Canada maintains accounts receivable at the amount of R$38.2 (R$6.6 on December 31, 2005) and accounts payable at the amount of R$7.5 (R$3.5 on December 31, 2005).

(ii)	On November 30, 2005, Fratelli incorporated IBA-Sudeste.

(iii)	As described in Note 1(b)(iv), CBB was incorporated by AmBev on May 31, 2005.

Names used:

•	Arosuco Aromas e Sucos Ltda. (“Arosuco”)

•	Aspen Equities Corporation (“Aspen”)

•	Cervecería y Maltería Paysandú - Cympay (“Cympay”)

•	Compañia Brahma Venezuela S.A. (“CACN”)

•	Eagle Distribuidora de Bebidas S/A (“Eagle”)

•	Fratelli Vita Bebidas S.A. (“ Fratelli”)

•	Indústria de Bebidas Antarctica do Sudeste S.A. (“IBA-Sudeste”)

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

Loan agreements between the Company’s subsidiaries in Brazil have undetermined duration and some are assessed market financial charges. The agreements that involve the Company’s subsidiaries headquartered abroad are usually monetarily indexed based on the US dollar exchange rate plus interest of up to 10% p.a.. Intercompany loans are consolidated based on the same criteria described above.

6.	OTHER ASSETS

	2006	2005
Current assets:
Deferred income from commodities, swap and forward operations, net	66.9	75.6
Refund of marketing expenses	88.4	45.6
Prepaid expenses	316.8	296.0
Advances to suppliers and others	22.8	23.1
Accounts receivables from related parties	185.4	265.4
Other accounts receivable	167.8	73.9
	848.1	779.6

Non current assets
Other taxes and charges recoverable	158.9	130.8
Prepaid expenses	134.3	126.5
Investments in debt securities	1.7	69.4
Prepaid pension benefit cost	17.0	20.0
Other receivables with related parties	97.4	4.8
Other accounts receivable	76.7	24.6
	486.0	376.1

7.	INVESTMENTS - SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES

	Percentage interest (total shares)		Shareholders’ equity (capital deficiency)		Net income (loss)
Fully consolidated	2006	2005	2006	2005	2006	2005	2004
Arosuco	99.7	99.7	457.4	373.2	294.9	273.2	219.8
CACN	51.0	50.2	8.4	(22.2)	(31.1)	(35.0)	(47.2)
CBB	-	-	-		-		948.3
Cerveceria Suramericana (Cervesursa)	80.0	80.0	16.2	55.7	(34.8)	(38.5)	(31.4)
Compañia Cervecera AmBev Peru A.C. (AmBev Peru)	70.0	100.0	(22.1)	(32.3)	(75.9)	(54.8)	(9.2)
Eagle Distribuidora de Bebidas S.A (Eagle)	100.0	100.0	2,216.3	2,376.1	(159.8)	(284.4)	(24.0)
Hohneck	50.7	50.7	1,085.3	1,165.4	(80.1)	(80.2)	(69.6)
IBA Sudeste	-	-	-	-	-	-	(78.9)
Fratelli	99.4	99.4	491.4	401.7	64.0	28.2	-
Industria del Atlántico (Atlántico)	50.0	50.0	20.0	45.1	(21.3)	(10.6)	17.2
Jalua	100.0	100.0	3,106.0	3,282.2	(176.3)	(310.8)	(16.9)
Labatt Holding ApS	100.0	100.0	13,279.1	14,132.0	(142.1)	(292.0)	276.7
Labatt Canada	100.0	100.0	1,068.8		738.7		54.0
Maltería Pampa	100.0	60.0	196.5	196.9	43.6	23.3	22.4
Monthiers	100.0	100.0	3,189.4	3,318.9	(129.5)	(257.1)	42.3
Quinsa (i)	91.2	-	1,301.7	-	232.7	123.5	(86.4)

Proportionally consolidated companies

Agrega	50.0	50.0	0.1	0.1	(4.5)	(3.8)
ITB	50.0	50.0	(5.8)	(4.7)	(1.2)	(0.6)
Quinsa (i)	-	56.2	-	705.7	-	123.5

(i)	Since August, 2006 Quinsa has been fully consolidated (Note 1 - I).

8.	GOODWILL AND NEGATIVE GOODWILL

	2006	2005
Expected future profitability:
Labatt Canada (ii)	16,383.3	16,383.3
QIB	93.4	93.4
BAH	2,331.1	-
Quinsa	1,029.9	1,029.8
Cympay	26.6	26.6
Embodom	224.1	224.1
Malteria Pampa	28.1	28.1
Indústrias Del Atlântico	5.1	5.1
Cervejaria Miranda Corrêa S.A.	5.5	5.5
Labatt Canada’ subsidiaries (ii)	3,033.2	3,323.9
Quinsa’s subsidiaries (consolidated) (iii)	1,025.9	622.2
Total goodwill	24,186.1	21,742.0

Accumulated amortization (i)	(6,174.9)	(4,997.2)
Total goodwill, net	18,011.2	16,744.8

	2006	2005

Negative goodwill:
Cervesursa	(12.3)	(14.4)
Incesa (consolidated)	(12.7)	(8.2)
Total negative goodwill	(25.0)	(22.6)

Goodwill, net	17,986.2	16,722.2

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt ApS in Labatt Canada totals R$2,004.7 (R$1,034.9 as of December 31, 2005).

(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$3,003.4 as of December 31, 2006 (R$3,289.7 as of December 31, 2005).

(iii)	Increase mainly results from the change from proportional consolidation to full consolidation (Note 1 (I)).

Changes in the goodwill and negative goodwill, net are as follows:

	2006	2005
At beginning of year, net	16,722.2	18,170.4
Goodwill on new acquisitions	2,331.1	5.1
Reclassification to deferred charge and PP&E	-	(198.8)
Labatt and subsidiaries	(1.4)	(12.0)
Quinsa and subsidiaries (proportionally consolidated)	219.7	96.4
Amortization	(1,283.0)	(1,342.9)
Negative goodwill realized	(2.4)	-
Goodwill realized - Note 1 (iv)	-	(13.6)
Adjustment of goodwill - Note 1 (iv)	-	17.7
At the end of year, net	17,986.2	16,722.2

9.	PROPERTY, PLANT AND EQUIPMENT

	2006	2005	Annual depreciation rates - %
Land	324.8	309.9
Buildings and constructions	2,815.5	2,602.6	4
Machinery and equipment	9,081.5	8,242.5	10 (i	)
Offsite equipment	2,110.7	1,723.2	10 (i	)
Other assets and intangibles	1,448.3	1,262.2	19.9 (ii	)
Construction in progress	478.7	442.1
	16,259.5	14,582.5
Accumulated depreciation	(10,535.6)	(9,177.9)
	5,723.9	5,404.6

(i)	The rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on December 31, 2006 and 2005. .

As of December 31, 2006, the Company and its subsidiaries held properties for sale at the carrying amount of R$86.0 in the Consolidated (R$104.5 on December 31, 2005), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$50.4 (R$66.3 on December 31, 2005).

Due to bank loans taken by the Company and its subsidiaries, on December 31, 2006 there are assets and property - accounting net balance at the amount of R$454.3 (R$538.9 in December 31, 2005), which were granted as guarantee of bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

10.	DEFERRED CHARGES

	2006	2005
Expenses
Pre-operating	250.1	243.1
Implementation and expansion	53.5	53.5
Goodwill - Future profitability (i)	811.9	811.9
Other	206.7	202.1
	1,322.2	1,310.6
Accumulated amortization	(893.1)	(761.9)
	429.1	548.7

(i)	The goodwill reclassified to deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations sustaining its generation.

11. LOANS AND FINANCING

	Final	Annual		Current		Long-term
	maturity	financial charges	Currency	2006	2005	2006	2005

Brazilian reais:
ICMS sales tax incentives	Aug/2016	4.55%	R$	103.6	89.5	161.9	237.3
Acquisition of equipment	Aug/2011	TJLP+3.86%	R$	167.1	104.2	331.7	362.3
Working capital / secured account	Jun/2011	15.88%	R$	63.8	1.4	619.5	-
				334.5	195.1	1,113.1	599.6
In foreign currency
Working capital	Oct/2011	5.46%	USD	118.2	673.7	94.1	103.0
Working capital	Mar/2007	3.64%	YEN	901.0	-	-	-
Working capital	Oct/2011	BA+0.45%	CAD	16.0	4.8	605.8	1,408.2
Working capital	Jan/2007	7.50%	ARS	37.8	27.9	-	-
Working capital	May/2007	6.50%	UYU	10.9	-	-	-
Working capital	Sep/2008	8.94%	VEB	57.9	30.8	87.5	117.4
Working capital	Jan/2008	10.62%	DOP	80.6	51.0	10.0	32.4
Working capital	Aug/2011	7.40%	GTQ	19.5	27.5	44.8	37.8
Working capital	Oct/2010	6.75%	PEN	49.3	28.8	183.9	158.6
Working capital	May/2007	7.50%	BOB	22.7	-	-	-
Bond 2011	Dec/2011	10.50%	USD	5.5	6.0	1,069.0	1,170.3
Bond 2013	Sep/2013	8.75%	USD	32.4	35.1	1,069.0	1,170.3
Import financing	Oct/2011	6.03%	USD	41.9	4.6	8.1	58.1
Acquisition of equipment	Mar/2012	9.04%	USD	149.5	70.5	379.3	341.3
Acquisition of equipment	Dec/2012	10.75%	DOP	-	-	62.0	-
Acquisition of equipment	Aug/2008	10.64%	ARS	106.3	-	19.4	-
Acquisition of equipment	Jan/2011	8.75%	UMBNDES	31.3	16.0	45.4	63.5
Notes - Series A	Jul/2008	6.56%	USD	-	-	345.1	379.2
Notes - Series B	Jul/2008	6.07%	CAD	-	-	91.8	100.6
Senior Notes - BRI	Dec/2011	7.50%	CAD	-	-	163.0	178.6
Other	Jun/2008	5.57%	USD	18.9	37.6	0.3	75.3
Other	Aug/2008	9.48%	ARS	4.5	-	5.3	-
				1,704.2	1,014.3	4,283.8	5,394.6

Total loans and financing				2,038.7	1,209.4	5,396.9	5,994.2

Debentures 2009	Jul/2009	101.75% CDI	R$	25.9	-	817.1	-
Debentures 2012	Jul/2012	102.50% CDI	R$	40.0	-	1,248.0	-
				65.9	-	2,065.1	-

Total Indebtedness				2,104.6	1,209.4	7,462.0	5,994.2

Abbreviations used:

•	USD - United States Dollar

•	CAD- Canadian Dollar

•	YEN - Japanese Yen

•	ARS - Argentine Peso

•	BOB - Bolivian Peso

•	VEB - Venezuelan Bolivar

•	DOP - Dominican Peso

•	GTQ - Guatemalan Quetzal

•	PEN - Peruvian Nuevo Sol

•	UYU - Uruguayan Peso

•	TJLP - Long-Term Interest Rate - Corresponding to 6.85% p.a. as of 12/31/2006

•	ICMS - Value-Added Tax on Sales and Services

•	BA - Bankers Acceptance

•	CDI - Interbank Certificates of Deposit - corresponding to 13.17% p.a. as of 12/31/2006

•	UMBNDES - Rate on BNDES financing pegged to Currency Basket

a) Principal loan contracts and programs

(i) ICMS (state VAT) incentives

The loans relate to programs offered by certain states in Brazil through which a percentage of the monthly ICMS due is financed by Government related agencies, generally over a five year period (Note 12).

The amount of R$ 422.2 (R$ 372.1 as of December 31,) of “Sales tax deferrals” includes a current portion of R$ 16.5 (R$ 19.5 in 2005) classified under “Other taxes and contributions payable”.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(ii) Notes issued on the international market

In September 2003, the Company issued US$500 million in foreign securities (Bond 2013). These Notes incur interest of 8.75% p.a., amortized semiannually beginning March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and subsequent amendments thereto. In addition, Bond 2013 was registered with the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$500 million in foreign securities (Bond 2011), incurring interest of 10.5% p.a., amortized semiannually beginning June 2002, and final maturity in December 2011. On October 4, 2002 the Company filed Bond 2011 with the SEC .

b) Mortgages and collateral

Loans and financing for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. AmBev’s subsidiaries, except for North America operations, hold debt and loans for the purchase of raw materials guaranteed by collaterals of AmBev, which at December 31, 2006 totaled R$ 185.6 (R$ 108.4 in 2005).

c) Breach of covenant

As of December 31, 2006, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

d) Maturities

At December 31, 2006, the Company’s long-term loans, by year of maturity, are the following:

2008	851.2
2009	992.3
2010	216.5
2011	2,564.0
2012 onwards	2,838.0

7,462.0

e) Labatt Canada

(i)	Working capital

On October 12, 2005, Labatt Canada entered into a forward loan agreement at the amount of CAD 1.2 billion with a syndicated bank, of which CAD 700 million is a term loan and CAD 500 million is a revolving credit facility with maturity dated on October 12, 2010, and interest at the bankers acceptance rate, plus applicable margin, the ceiling of which is 0.75% per annum. On December 31, 2005, the bankers’ acceptance average rate on the debt was 4.5% p.a. and the applicable margin was 0.45% per annum (3.106% and 0.35%, respectively, as of December 31, 2005). On October 5, 2006, the date of the transaction was extended to October 13, 2011.

(ii)	Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement of US$ 162 million, represented by Series A Bank Notes (“Notes - Series A”) and CAD 50 million in Series B Bank Notes (“Notes - Series B”), contracted with a group of institutional investors. The Notes are subject to the following interest rates: (a) 6.56% p.a., over the portion in US dollars; and (b) 6.07% p.a. over the Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc. (“BRI”), a company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD 200 million, by means of Senior Notes (“Senior Notes - BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and the maturity date is June 15, 2011.

e) Debentures

On July 1, 2006, the Company issued two series of simple debentures, non-convertible into shares: the first series (“Debenture 2009) at the equivalent amount of R$817.0, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009 and the second series (“Debenture 2012”) at the equivalent amount of R$1,248.0, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

The funds raised with the issuance of debentures were used to pay the acquisition of BAC’s shares issued by Quinsa, according to Note 1 - I.

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

Description	2006	2005

Short-term liabilities:
Loans and financings (Note 11)	103.6	89.5
Sales tax deferrals (included in Other taxes payable)	16.5	19.4
	120.1	108.9
Long-term liabilities:
Loans and financings (Note 11)	161.9	237.3
Sales tax deferrals	405.7	352.6
	567.6	589.9

13.	COMMITMENTS AND CONTINGENCIES

a)	Tax and legal claims

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

The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements:

Description	2005	Provisions	Payments	Reversals	Reclassi-fications	Monetary restatement	2006

PIS and COFINS	394.5	1.1	(316.0)	(4.6)	-	23.7	98.7
ICMS and IPI	221.4	62.2	(52.2)	(54.5)	-	11.2	188.1
IRPJ and CSLL	73.1	5.7	(6.6)	(5.2)	-	0.5	67.5
Labor claims	278.4	114.2	(76.5)	(72.9)	4.7	(2.4)	245.5
Distributors and resellers	43.7	28.3	(16.2)	(11.5)	3.4	(1.9)	45.8
Other	117.1	178.4	(30.2)	(119.5)	11.4	(6.3)	151.0
Total Contingencies	1,128.2	389.9	(497.7)	(268.2)	19.6	24.8	796.6
Escrow deposits	(91.1)	(63.7)	32.6	2.1	-	(13.2)	(133.3)
	1,037.1	326.2	(465.1)	(266.1)	19.6	11.6	663.3

Abbreviations used:

•	IRPJ - Corporate Income Tax

•	CSLL - Social Contribution on Net Income

•	PIS - Social Integration Program

•	COFINS - Contribution for Social Security Financing

•	IPI - federal VAT

AmBev may be exposed to additional possible risks, based on the opinion of legal counsel, estimated at R$5,877.0 (R$ 4,557.0 in 2005) which have not been accrued for. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev’s financial position or results of operations.

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

The Company, based on the opinion of its external consultants did not recorded any provisions in relation to the tax deficiency notices received in the period, as well as those previous ones related to the same matter, amounting to R$4,131.6 as the Company understands these are not justified. Nevertheless, as the related laws had not been subjected to examination at the highest level by the Judiciary Branch, the Company, based on the opinion of its legal consultants considered the probability of loss as possible in the amount of R$2,804.4 and as remote, in the amount of R$1,327.2.

As of December 31, 2006, the Company and its subsidiaries do not have contingent assets whose probability of success is probable to be disclosed.

Principal liabilities related to tax claims and provisions for contingencies are:

(i)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on billings, exonerating it from the payment of this contribution on other revenues under the terms provided for by Law 9718/98. Some lawsuits were judged definitively by the Federal Supreme Court and provisions related to these lawsuits already solved, at the amount of R$316.0 were reverted in 2006.

Following the enactment of Law no. 10,637/03 as of December 31, 2002, which established new rules for calculating PIS, with effects as from December 1, 2002, the Company and its subsidiaries began to pay such contribution on other revenues, as prescribed by prevailing laws.

Following the enactment of Law no. 10,833, as of December 29, 2003, which established the new rules to calculate COFINS, effectively as from February 1, 2004 the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

(ii)	ICMS and IPI

This legal proceeding relates mainly to tax disputes to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

The Company has zero-rated IPI credits, totaling R$ 228.1 as of December 31, 2006 (R$ 228.1 as of December 31, 2005), which was reclassified to the account "Other assets - other recoverable taxes and charges" of long-term assets, as mentioned in note 2 (w).

(iii)	Income tax and social contribution

This provision relates substantially to the recognition of the deductibility of interest attributed to shareholders’ equity in the calculation of social contribution for the year 1996.

(iv)	Labor claims

These provisions relate to claims from former employees for supplemental compensation. As of December 31, 2006, escrow deposits for labor claims (classified as possible, probable and remote loss) made by the Company and its subsidiaries, monetarily adjusted based on official indexes, amounted to R$195.9, of which R$113.8 refers to claims whose risk of loss is probable (total debts of R$151.2 as of December 31, 2005).

(v)	Claims from distributors and resellers

We have several claims filed against us by former distributors whose contracts were terminated due to their failure to meet our guidelines and a general restructuring of our distribution network. We have provisions for probable losses of R$ 45.7, based on advice of outside legal counsel (R$ 43.7 in 2005 and R$ 47.2 in 2004).

(vi)	Other provisions

These provisions relate substantially to issues involving the National Social Security Institute (INSS), products and suppliers.

(vii)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in class action suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as a defendant. Labatt will continue to vigorously defend these lawsuits and, at this time, it is not possible to estimate the loss probability or estimate its amount.

Labatt was assessed by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount of the assessment may reach CAD 200.0 equivalent to R$367.2 as of December 31, 2006 (R$ 402.4 as of December 31, 2005).

Should Labatt be requested to pay this amount, AmBev will be fully reimbursed by InBev.

The balance of the provision recorded in Labatt is CAD 66.7 million, equivalent to R$ 122.4 as of December 31, 2006 (CAD 61.9 million, equivalent to R$ 124.6 as of December 31, 2005), classified as “reserve for income tax contingencies”, in Other Liabilities. AmBev has recorded accounts receivable from InBev in the amount of R$183.2, equivalent to CAD 88.9 million as of December 31, 2006 (R$ 173.0 equivalent to CAD 86.0 million as of December 31, 2005) in the account “Other accounts receivable”.

b)	Commitments

We do not have commitments for construction under contract at December 31, 2006 and 2005.

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2007, 2008 and 2009, already contracted as of December 31, 2006, in the approximate amounts of R$1,051.8, R$457.9 and R$229.3, respectively (R$533.4 for 2007 and R$3.3 for 2008, as of December 31, 2005).

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

Recent environmental expenditures are as follows:

	Unaudited
Year ended December 31	Property, plant and equipment	Waste treatment	Total

2006	36.7	42.7	79.4
2005	17.2	47.1	64.3
2004	12.9	36.1	49.0

14.	OTHER LIABILITIES

	2006	2005

Current liabilities
Deposits for returnable package (i)	67.7	79.1
Provision for restructuring (ii)	41.0	106.5
Provision for commercial intangible	12.2	48.5
Provision for income tax contingency (Note 13 (a)(vii))	122.4	124.5
Marketing accounts payable	204.1	151.7
Deferred net income from commodities swap and forward	9.7	41.2
Provision for royalties payment	33.5	33.9
Accounts payable for share repurchase of treasury shares	3.3	74.2
Other accounts payable	258.6	239.2
	752.5	898.8

Long-term liabilities
Provision for medical assistance benefits and others (Note 15(b))	326.6	584.6
Deferred income and social contribution taxes ( Note 18(b))	131.4	94.6
Deferred income of debt swap operations, net	88.4	95.9
Provision for restructuring (ii)	22.4	-
Other accounts payable	60.2	50.7
	629.0	825.8

(i)	Such deposits are made by points of sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii)
Labatt Canada announced, in 2004 and in 2005, the shutting down of two plants as well as the restructuring of the work force with the purpose of reducing the fixed personnel cost by 20%. As a consequence of this process, the Company still maintains in its consolidated balance sheet the amount of R$63.4 equivalent to CAD34.6 million (R$106.5 equivalent to CAD52.9 million in December 2005).

15.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev sponsors a defined-benefit pension plan (closed to new participants since May 1998) and a defined-contribution plan, which supplement benefits that the Brazilian government’s social security system provides to our employees and those of our Brazilian subsidiaries. Contributions by AmBev under the plan are determined based on a percentage of participant salaries.

These plans are administered by the AmBev Pension Fund, Instituto AmBev de Previdência Privada (IAPP). In the year ended December 31, 2006, the Company contributed R$ 5.7 (R$ 4.8 in 2005 and R$ 3.9 in 2004) to IAPP. The IAPP was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of IAPP. At December 31, 2006 we had 5,771 participants in our plan (5,582 in 2005), of which 3,161 (3,279 in 2005) participated in the defined-benefit plan.

Based on the independent actuarial reports, the funded status of AmBev’s plans at December 31 is determined as follows:

	2006	2005

Fair value of plan assets	857.7	725.5
Present value of actuarial liability	(555.3)	(485.2)
Funded status	302.4	240.3

The surplus of assets of IAPP is recognized by the Company in its consolidated financial statements under “Surplus assets - Instituto AmBev”, in the amount of R$ 17.0 (R$ 20.0 in 2005), estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in the event of a winding up of IAPP.

b)	Post-retirement benefits and others

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners.

Labatt Canada, the Company’s indirectly-owned subsidiary, provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also provides certain post-retirement pension benefits to certain distributors. On December 31, 2006 liabilities deriving from these obligations are recorded in the Company’s financial statements in the account “Provision for employee benefits” in the following amounts:

	Pension Plan	Post-retirement Benefits

	Labatt	Labatt	AmBev	Total

Present value of the actuarial liability	2,040.5	248.4	146.1	2,435.0
Assets fair value	(1,641.5)	-	-	(1,641.5)
Plan’s Deficit	399.0	248.4	146.1	793.5
Non-amortized actuarial adjustments	(365.1)	(89.4)	(58.7)	(513.2)
Subtotal	33.9	159.0	87.4	280.3
Distributors plan (i)	-	-	-	46.3
Total	33.9	159.0	87.4	326.6

(i) The liability related to the distributors’ plan represents Labatt Canada’s pro rata interest on the liabilities of these plans, which will be financed by Labatt Canada through the allocation of service costs of these affiliated companies.

Change in the provision for employee benefits, according to the independent actuary’s report:

	AmBev	Labatt	Total

Balance on December 31, 2005	84.4	500.2	584.6
Financial charges/incurred expenses	13.7	67.4	81.1
Exchange rate variation	-	(43.7)	(43.8)
Actuarial adjustment	-	(12.5)	(12.5)
Payment of benefits	(10.7)	(272.2)	(282.9)
Balance on December 31, 2006	87.4	239.2	326.6

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (Zerrenner Foundation)

The employees and retirees of the Company in Brazil receive health care and dental assistance from the FAHZ, one of our shareholders.

The changes in the provision for these benefits of FAHZ, based on independent actuarial reports, were as follows:

	2006	2005

January 1, 2005	193.6	177.0
Interest charges	44.0	40.5
Benefits paid	(21.8)	(23.9)
December 31, 2006	215.8	193.6

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation as of December 31, 2006 were fully offset by its assets as of the same date, and the excess assets were not recorded by the Company in its financial statements, due to the possibility of their use for purposes other than those exclusively related to the payment of benefits.

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

d)	Actuarial assumptions

The medium and long-term assumptions adopted by the independent actuary, in the calculation of the actuarial liability were the following:

	Percentage per year (in nominal terms)
	AmBev		Labatt
	2006	2005	2006	2005

Discount rate	10.8	10.8	5.0	5.0
Expect long-term rate of return on assets	13.9	14.9	7.4	8.0
Increase in the remuneration factor	7.1	7.2	3.0	3.0
Increase of medical services costs	6.5	7.2	2.5	-

16.	SHAREHOLDERS’ EQUITY

a)	Capital and shareholders’ rights

(i)	Subscribed and paid-up capital

As of December 31, 2006, the Company’s capital, in the amount of R$5,716.1 (R$5,691.4 as of December 31, 2005), was represented by 64,458,212 thousand shares (65,876,074 thousand shares as of December 31, 2005), of which 34,501,039 thousand are common shares and 29,957,173 thousand are preferred shares (34,499,423 thousand and 31,376,651 thousand, respectively, as of December 31, 2005), all of which are registered shares without par value.

On October 11, 2006, the Company increased its capital in the amount of R$1.9, by means of capitalization of the tax incentive reserve - Reinvestment of Income Tax, related to calendar years 1991 and 1992, pursuant to Article 19 of Law No. 8167/91, thus increasing the Company’s capital from R$5,714.2 to R$5,716.1.

On August 8, 2006, the Company increased its capital in the amount of R$3.4, through the issue of 3,655 thousand common shares and 717 thousand preferred shares, subscribed in cash by minority shareholders.

On June 27, 2006, the Company increased its capital in the amount of 11,515 thousand common shares and 5,275 thousand preferred shares, in the amount of R$13.5, paid up by means of partial capitalization of the tax benefit earned by the Company through the partial amortization of the special goodwill reserve in 2005.

On April 20, 2006, the Company increased its capital in the amount of R$5.8, corresponding to the capitalization of 30% of the tax benefit earned by the Company, with the partial amortization of the special goodwill reserve in 2005, without the issue of new shares.

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

(ii)	Share rights

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

(iii)	Share activity (in thousands of shares)

	2006	2005	2004

Preferred shares:
At beginning of year	31,376,651	32,719,497	22,801,455
Employee stock ownership plan purchases	-	-	55,727
Acquisition of Labatt	-	-	11,398,181
Capital Increase	5,993	-	-
Cancellation of shares	(1,425,471)	(1,342,846)	(1,535,866)
At end of year	29,957,173	31,376,651	32,719,497

Common shares:
At beginning of year	34,499,423	23,558,245	15,735,878
Labatt transaction	-	-	7,866,182
Capital Increase	15,170	-	-
Share bonus	-	10,941,151	-
Minorities from CBB	-	27	-
Cancellation of shares	(13,554)	-	(43,815)
At end of year	34,501,039	34,499,423	23,558,245

b)	Appropriation of net income for the year and transfers to statutory reserves

   The Company’s Bylaws provide for the following allocation of net income for the year, after the deductions provided for by law:

(i)	Legal

35% as payment of mandatory dividends to all its shareholders. Pursuant to Law, preferred shares are entitled to a dividend 10% higher compared to common shares.

(ii)	Investments

An amount not higher than 68.875% of net income, to be recorded in the investments reserve, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including subscription of capital increases or the establishment of new projects. This reserve cannot exceed 80% of capital. Should it reach this limit, a Shareholders’ Meeting must decide on the balance, either distributing it to shareholders or increasing the Company’s capital.

(iii)
Employee profit sharing of up to 10% of net income for the year, based on predetermined criteria. Sharing is attributed to management up to the maximum legal limits. Profit sharing is conditioned to the achievement of collective and individual targets, which are previously established by the Board of Directors at beginning of year.

c)	Treasury shares

At December 31, 2006 the Company held in treasury 704,125 thousand common shares and 34,694 thousand preferred shares in the total amount of R$ 940.7.

The Board of Directors has successively approved the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

Changes in the Company’s treasury shares during the year were as follows:

	2006	2005	2004

Preferred shares:
At beginning of year	519,380	1,589,604	520,153
Repurchase of shares	1,791,076	530,615	2,605,318
Transfer to stock ownership plan	(180,860)	(257,993)	-
Cancellation of shares	(1,425,471)	(1,342,846)	(1,535,867)
At end of year	704,125	519,380	1,589,604

Common shares:
At beginning of year	10,480	60,731	104,546
Repurchase of shares	68,878	16,869	-
Transfer to stock ownership plan	(31,110)	(6,389)	-
Shares sold on MTO	-	(60,731)	-
Cancellation of shares	(13,554)	-	(43,815)
At end of year	34,694	10,480	60,731

During the year ended December 31, 2006, the Company acquired in the market 1,611,089 thousand shares, at the weighted average price of R$0.93, with a minimum price of R$0.81 and a maximum price of R$1.0.

Additionally, the Company transferred 211,970 thousand treasury shares to employees who exercised their right to acquire shares under the Stock Ownership Plan, for an amount of R$101.6. The cost of acquisition of these shares totaled R$168.9, resulting in a loss of R$67.2, which was recorded against the capital reserve.

In August 2006, the Company launched a new program to acquire common and preferred shares issued by it, up to the amount of R$1,000.0, pursuant to CVM Instruction No. 10/80 and subsequent amendments thereto. During the next 360 days the Company may repurchase up to 9.74% of the outstanding common shares and 3.79% of the outstanding preferred shares in each class. This program was terminated on November 14, 2006.

In February 2006, the Company launched a new program to acquire common and preferred shares issued by it, in the amount of R$500.0, pursuant to CVM Instruction No. 10/80 and subsequent amendments thereto. During the period of 180 days after the data of launching, the Company may repurchase up to 5.47% and 9.72% of the outstanding preferred shares and ordinary shares, respectively in each class. This program was terminated on August 8, 2006.

d)	Proposed dividends and contributions

Calculation of the percentage of dividends approved by the Board of Directors on net income for the years ended December 31:

	2006	2005

Net income for the period	2,806.3	1,545.7
Legal reserve (5%) (i)	-	-
Dividends calculation basis	2,806.3	1,545.7

Interim dividends	-	480.9
Interim dividends as Interest attributed to shareholders’ equity	1,473.1	219.8
Supplementary dividends	-	75.4
Supplementary dividends as Interest attributed to shareholders’ equity	-	524.2
Subtotal	1,473.1	1,300.3
Withholding income tax on
Interest attributed to shareholders’ equity	(220.9)	(111.6)
Total of proposed dividends - current year	1,252.2	1,188.7

Supplementary dividends 2006 - 2005 Basis	-	390.9

Total proposed dividends	1,252.2	1,579.6

Percentage of dividends on the calculation basis - %	44.62	102.18

	2006	2005

Dividends net of income tax per thousand outstanding shares
(excluding treasury shares) at the end of the period - R$
Common (ii)	17.77	23.07
Preferred (ii)	19.54	25.38

(i)
The legal reserve was no longer recorded, pursuant to corporate legislation, which establishes that such reserve may stop being recognized when, together with the capital reserves, they exceed 30% of the Company’s capital.

(ii)
Dividends per thousand shares outstanding (excluding treasury shares) at yearend, before withholding income tax (IRRF): common - R$20.90 and preferred - R$22.99 (common - R$24.70 and preferred - R$27.17 as of December 31, 2005).

e)	Interest on capital

Companies legally have the option to distribute to shareholders interest on capital based on the TJLP, and such interest, which is tax deductible, can be considered part of the mandatory dividends when distributed. Although such interest is recorded in income for tax purposes, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction.

Interest on capital and dividends not requested within 3 years, from the beginning date of payment, expire and are reversed in favor of the Company (Law No. 6404/76, Article 287, item II a).

f)	Special goodwill reserve

As mentioned on Note 1(iii), as a result of the merger of InBev Brasil into AmBev on July 28, 2005, the Company recorded a special goodwill reserve (a capital reserve) in the amount of R$ 2,883.3 equivalent to the amount of the future tax benefit arising from the deductibility of the goodwill amortization.

g)	Stock ownership option plan

AmBev maintains a plan for the purchase of shares by qualified employees, with the purpose of aligning the interests of shareholders and employees. The Plan was revised at the Extraordinary Shareholders’ Meeting on April 27, 2007. The Plan is managed by the Board of Directors. The Board of Directors periodically creates stock ownership programs, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The strike price of the options of the shares to be acquired by the participants in the Plan will be the average of the closing prices of the shares of the same type for the 30 days prior to the grant date, negotiated at the São Paulo Stock Exchange (BOVESPA) or, in specific cases (e.g. for Labatt employees), the average of the closing price of ADRs in the same period, negotiated at the New York Stock Exchange (NYSE) (“exercise price”) or in accordance with specific determination of the Program.

The Company may opt to issue new shares, or transfer its treasury shares to the employee. There is no expiration date for the purchase of the shares for the options granted through 2004. Under the revised Plan, the options have a ten year term.

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

For plans granted prior to 2004, the Company provided advances to employees for the purchase of shares. Financing arrangements were normally for periods of no more than four years and accrued 8% interest per annum above the “Índice Geral de Preços - Mercado” - IGP-M (Note 2(o)). These advances are guaranteed by the shares. On December 31, 2006 these advances totaled R$ 72.7 (R$ 114.9 in 2005) and are included in the balance sheet as non-current assets. For plans granted beginning in 2003, the Company no longer provides these advances.

The changes in outstanding stock call options for the years ended December 31 are as follows:

	2006	2005
Outstanding (in thousands of shares):
At beginning of year	438,121	651,036
Granted		-
Exercised	(186,663)	(264,382)
Bonus shares	69,506	80,636
Cancelled	(49,661)	(29,169)

At year end - outstanding and exercisable	271,303	438,121

17.	TREASURY

a)	General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent redemptions from occurring at any time, although the Company actually intends to hold them to maturity of operation to be hedged.

b)	Derivatives

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

The estimated fair value amounts of our derivatives exposures as of December 31, were as follows:

Financial instrument	2006	2005

Currency hedge
Reais/US$	3,086.5	3,610.5
Argentine Peso/US$	-	206.0
Reais/Yen	622.0	-
Peruvian Sol/US$	78.3	210.7
CAD/US$	249.1	240.5
CAD/R$	825.4	-

Interest rate hedge
CDI x Fixed Rate	(137.5)	(186.3)
Fixed Rate / Canadian BA	508.4	367.2

Commodities hedge
Aluminum	314.2	119.6
Sugar	126.6	31.4
Wheat	(76.8)	16.1
Corn	2.2	-
	5,598.4	4,615.7

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

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended December 31, 2006, an additional gain of R$ 141.8 (R$ 44.4 on December 31, 2005), as presented below:

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	241.6	261.6	20.0
Swaps/forwards	(218.4)	(213.0)	5.4
Forward R$ x CAD Labatt Canada	48.7	160.2	111.5
Cross Currency Swap Labatt Canada (*)	(88.4)	(83.5)	4.9
	(16.5)	125.3	141.8

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

The fair values of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar maturity and terms.

(ii)	Currency and commodities hedge

At December 31, 2006, losses totaling R$ 57.2 (losses of R$ 34.4 in 2005), arising from these instruments obtained for the specific purpose of mitigating our exposure to fluctuations in foreign currencies and the prices of raw materials to be purchased, were deferred, and will be recognized in income when corresponding product is sold or at the moment when the corresponding expense is recognized in earnings.

During the years ended December 31, 2006 and 2005, the following effects arising from such instruments were recorded in Cost of sales:

	Gain (loss) recorded in cost of sales
Description	2006	2005

Currency	(84.6)	(268.1)
Sugar	(16.4)	15.3
Wheat and corn	0.8	(0.5)
Aluminum	(4.6)	3.8
	(104.8)	(249.5)

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by the foreign debt securities and import financing transactions, are recorded at cost, monetarily adjusted at initial interest rates contracted, plus monetary and exchange variations, according to the closing indexes for each period.

Had the Company been able to use a method in which its financial liabilities could be recognized at fair value, it would have recorded an additional loss, before income and social contribution taxes, of R$580.9 as of December 31, 2006 (R$523.4 as of December 31, 2005), as presented in the table below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	345,1	350,4	(5,3)
Series B Notes (ii)	91,8	93,8	(2,0)
Senior Notes - BRI (iii)	163,0	183,7	(20,7)
International financings (other currencies) (iv)	2.311,1	2.311,1	-
Financings in Reais	948,8	1.147,3	(198,5)
BNDES/FINEP/EGF (iv)	498,8	498,8	-
Resolution 63 / Compror 63	901,0	855,9	45,1
Bond 2011 and Bond 2013	2.175,9	2.575,4	(399,5)
Debentures - 2009 and 2011	2.131,1	2.131,1	-
	9.566,6	10.147,5	(580,9)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.

(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(iv)	Loans for which book value and fair value are similar.

The criterion used to determine the fair value of the debt instruments was based on quotations of investment brokers, quotations of banks that provide services to AmBev and Labatt Canada, and the secondary market value of securities as of the balance sheet date of December 31, 2006, approximately 120.75% of face value for Bond 2011 and 117.13% for Bond 2013 (124.50% and 117.50%, respectively, as of December 31, 2005) and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the discounted cash flow to present value, using market rates available for Labatt Canada for similar instruments.

d)	Concentration of credit risk

A substantial portion of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company has not had significant losses on trade accounts receivable.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and evaluations of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized since the negotiations are carried out only with a select group of highly qualified counterparties. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing it to realize derivative financial assets and liabilities in the event of default.

e)	Financial income (expense)

	Consolidated
	2006	2005
Financial income
Exchange variation on financial investments	(15,5)	(36,7)
Interest on cash and cash equivalents	111,1	91,5
Financial charges on taxes, contributions and judicial deposits	29,9	6,6
Interest on advances to employees for purchase of shares	10,0	13,3
Interest and exchange variation on loans	-	0,1
Other	32.9	20.5
	168,4	95,3

Financial expenses
Exchange variation on financings	254,7	308,5
Net losses on derivative instruments	(585,1)	(625,8)
Interest on debt in foreign currency	(485,1)	(456,0)
Interest on debt in reais	(191,5)	(122,4)
Interest and exchange variation on loans	(1,8)	(5,7)
Taxes on financial transactions	(131,8)	(141,9)
Financial charges on contingencies and other	(59,8)	(77,6)
Other	(46,3)	(61,1)
	(1.246,7)	(1.182,0)

Financial income, net	(1.078,3)	(1.086,7)

18.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Tax rates

Income taxes in Brazil comprise federal income tax (25%) and social contribution (9%) (a federal tax on income) which, combined, provide a composite statutory rate of 34%. There are no taxes levied by state or local authorities on income in Brazil. The Company is subject to taxes from its operations in foreign jurisdictions.

b)	Income tax reconciliation

	2006	2005

Consolidated net income before income and social contribution taxes	4,307.3	2,751.9
Statutory profit sharing and contributions	(194.4)	(202.8)
Consolidated net income before income and social contribution taxes and minority interest	4,112.9	2,549.1

Expense on income and social contribution taxes at nominal rates (34%)	(1,398.4)	(866.7)

Adjustments to obtain effective rate, resulting from permanent differences:
Interest on capital	500.9	253.0
Equity gains in subsidiaries	62.1	51.6
Foreign subsidiaries’ income not subject to taxation (iii)	4.2	(174.1)
Goodwill amortization, nondeductible portion (i)	(355.0)	(327.0)
Future profitability goodwill - CBB merger (ii)	-	103.4
Withholding taxes (iv)	(68.3)	-
Exchange variation on investments	(43.7)	(44.3)
Other permanent additions and deductions	(17.1)	(16.1)
Income and social contribution tax expenses on income	(1,315.3)	(1,020.2)

(i)
The nondeductible goodwill amortization includes the goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$969.8 in the year ended December 31, 2006 (R$923.5 as of December 31, 2005), generating a tax effect as it is not deductible, totaling R$329.7 (R$314.0 as of December 31, 2005).

(ii)	This amount refers to the tax credit resulting from AmBev’s future goodwill deductibility in CBB as a result of the merger of CBB into AmBev (Note 1(iv)).

(iii)
Included the tax effect protection on the exchange variation of loans and fixed rate notes contracted abroad. The amount protected is US$496.6 as of December 31, 2006 and the tax gain of this protection in the period is R$123.9.

(iv)	On dividends received by Labatt ApS.

Composition of benefit (expense) of Income Tax and CSLL:

	2006	2005	2004

Current	(688.8)	(757.1)	(740.6)
Deferred	(626.5)	(263.1)	228.8
Total	(1,315.3)	(1,020.2)	(511.8)

The major components of the deferred tax asset and liability accounts are as follows:

	2006	2005
Current assets
Tax losses carryforwards	98.3	46.8
Temporary differences:
Goodwill future profitability - Mergers	350.8	350.8
Provision for interests attributed to shareholders’ equity	22.1	-
Provision for restructuring	26.8	46.4
Provision for employees profit sharing	57.4	47.8
Provision for marketing and sales expenses	54.6	51.6
	610.0	543.4

Long-term assets
Tax losses carryforwards	771.0	850.1
Temporary differences:
Deductible provisions	307.0	422.7
Provision for losses on tax incentives (CSSL)	7.6	7.5
Goodwill future profitability - Mergers	2,115.7	2,466.5
Provision for health care benefits	82.2	165.9
Provision for losses on assets held for sale	17.2	22.5
Provision for losses on hedge	130.9	116.9
Allowance for doubtful accounts	11.2	10.4
Others	123.9	120.8
	3,566.7	4,183.3

Long-term liabilities
Temporary differences
Accelerated depreciation	47.8	59.9
Other	83.6	34.7
	131.4	94.6

c)	Net operating loss carryforwards

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

Based on projections of generation of future taxable income of the Company and its domestic and foreign subsidiaries, the estimated recovery of the consolidated deferred income and social contribution taxes on tax loss carryforwards is as follows:

In nominal amounts
2008	183.0
2009	291.0
2010	297.0
771.0

The asset recorded is limited to the amounts for which offset is supported by taxable income projections, discounted to present value, realized by the Company within the next 10 years, also considering that tax loss carryforwards are limited to 30% of annual taxable income, determined according to Brazilian tax laws.

The balance of deferred income tax assets as of December 31, 2006 includes the total effect of tax loss carryfowards of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax loss carryforwards of foreign subsidiaries was not recorded as assets, as Management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2006 will be realized by fiscal year 2011. However, it is not possible to accurately estimate when such temporary differences will be realized, because most of them depend on legal decisions, over which the Company has no control, nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual amounts.

As income and social contribution taxes derive not only from taxable income but also from the Company’s tax and corporate structure, the existence of nontaxable income, nondeductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward not be taken as an indicator of the Company’s future profits.

19.	COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as malt, plastics for PET bottles, aluminum and natural gas.

The Company has commitments assumed with suppliers for 2007, 2008 and 2009, already contracted on December 31, 2006 at the amount of approximately R$ 1,051.8, R$ 458.0 and R$ 229.0, respectively.

20.	OTHER OPERATING INCOME (EXPENSES), NET

	2006	2005	2004
Operating income
Fiscal incentive on subsidiaries	165.3	151.8	193.3
Exchange variation of subsidiary abroad	79.4	74.1	252.4
Gain on tax incentive settlement (ICMS)	39.9	28.3	21.9
Reversal of provision for investment loss	21.9	-	-
Tax recovery	24.0	52.6	14.2
Other operating income	12.7	3.6	22.9
	343.2	310.4	504.7

Operating expenses
Goodwill amortization	(1,283.0)	(1,343.0)	(803.6)
Taxes on other income	(4.4)	(3.5)	(67.5)
Other operating expenses	(10.9)	(39.3)	(54.5)
	(1,298.3)	(1,385.8)	(925.6)
Operating income (expenses), net	(955.1)	(1,075.4)	(420.9)

21.	NON-OPERATING INCOME (EXPENSES), NET

	2006	2005	2004
Non-operating income:
Reversal of provision for loss on property, plant and equipment	16.3	-	13.2
Gain on disposal of property, plant and equipment	4.7	6.0	53.5
Other	5.7	15.6	9.1
	26.7	21.6	75.8

Non-operating expenses:
Asset impairments, miscellaneous investment write-offs and other	(18.0)	(58.6)	(10.4)
Provision for restructuring (i)	(18.8)	(114.9)	(198.7)
Loss of interest ownership in subsidiaries	-	(64.9)	(80.8)
Loss on disposal of property, plant and equipment	(0.3)	-	(97.8)
Other	(18.4)	(17.5)	(22.0)
	(55.5)	(255.9)	(409.7)
Non-operating income (expenses), net	(28.8)	(234.3)	(333.9)

(i) Provisions arising from the restructuring process described in Note 14 (ii).

22.	INSURANCE

At December 31, 2006 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, at replacement value. Insurance coverage is higher than the book values.

23.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN BRAZILIAN GAAP AND US GAAP

a)	Description of the GAAP differences

The Company’s accounting policies comply with and its consolidated financial statements have been prepared in accordance with accounting principles set forth in Brazilian GAAP. The Company has elected to use its Brazilian GAAP financial statements as its primary financial statements.

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

Shareholders’ equity under US GAAP was increased by R$ 36.1, R$ 45.9 and R$ 62.8 at December 31, 2006, 2005 and 2004, respectively, due to the additional inflation restatement adjustments, net of depreciation.

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

Shareholders’ equity under US GAAP was reduced by R$ 25.3, R$ 21.4 and R$ 13.0 at December 2006, 2005 and 2004, respectively, due to the reversal of the inflation restatement adjustments.

(iii)	Property, plant and equipment

•	Capitalized interest

Under Brazilian GAAP, prior to January 1, 1997, there was no accounting standard requiring capitalization of interest as part of the cost of the related assets. Under US GAAP, capitalization of the financial costs of borrowed funds, excluding foreign exchange losses, during construction of major facilities is recognized as part of the cost of the related assets.

For reconciliation purposes, an increase in shareholders’ equity due to capitalized interest, net of amortization effects was recorded in the amount of R$9.3 in 2006, R$10.2 in 2005 and R$10.9 in 2004.

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

During 2006, no impairment has been recognized under either Brazilian GAAP or US GAAP a result of these reviews.

(iv)	Deferred charges

Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors (recorded as Other intangible assets) and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins operations.

For US GAAP reconciliation purposes, deferred amounts related to pre-operating expenses incurred in the construction or expansion of a new facility do not meet the conditions established for deferral and accordingly have been charged to income.

For reconciliation purposes, deferred charges expensed under US GAAP, net of amortization effects, amounted to R$ 77.2 in 2006, R$ 100.1 in 2005 and R$ 143.9 in 2004.

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

Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Under US GAAP goodwill is not amortized but, instead, is assigned to an entity’s reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are no longer recorded for US GAAP purposes.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2006 was R$ 18,011.2 (R$ 16,744.8 in 2005), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2006 was R$ 25.0 (R$ 22.6 in 2005). During 2005, the negative goodwill on investment in the subsidiary CBB was reclassified to “deferred income”, as a result of the merger of the net assets of this subsidiary into AmBev.

For US GAAP purposes, the net balance of goodwill at December 31, 2006 is R$ 16,540.9 (R$ 13,467.7 in 2005). The 2005 balance excludes the goodwill arising from the acquisition of Quinsa, which was accounted for under the equity method until we acquired its control in August 2006.

During 2004, as a result of the decision from the Brazilian antitrust authorities that AmBev must sell its Marathon brand, we recorded an impairment provision totaling R$ 26.1. No impairment charge was recorded in our Brazilian GAAP records.

The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

	2006	2005	2004
Differences in net income:
The Labatt transaction:
US GAAP adjustments other than those related to purchase accounting, net after tax	(56.5)	139.0	58.1
Depreciation of purchase accounting adjustments
allocated to tangible and intangible assets acquired	(57.5)	(63.1)	(23.5)
Employee future benefits	86.7	44.2	26.5
Income tax effect on purchase accounting adjustments	(9.9)	6.4	(1.0)
Goodwill adjustments	969.8	923.5	405.0
Cumulative translation adjustment	(160.3)	(164.5)	(75.3)
	772.3	885.5	389.8
The Quinsa transaction:
US GAAP adjustments other than those related to purchase accounting, net after tax	54.4	45.5	(11.1)
Depreciation of purchase accounting adjustments
allocated to tangible and intangible assets acquired	(35.1)	(29.8)	(57.9)
Fair value adjustment of put option	-	(209.2)	(97.0)
Income tax effect on purchase accounting adjustments	11.9	81.3	43.4
Goodwill adjustments	200.5	168.9	268.5
Cumulative translation adjustment	74.3	97.0	76.6
	306.0	153.7	222.5
The Antarctica transaction:
Amortization of goodwill	-	35.3	84.7
Amortization of goodwill allocated to tangible assets and deferred charges	84.0	49.4	-
Depreciation of purchase price adjustments	19.2	19.2	19.2
Amortization/write-off of US GAAP intangibles	(9.4)	(10.2)	(11.9)
	93.8	93.7	92.0

Other acquisitions (principally reversal of amortization)	55.1	30.8	21.7

Business combinations adjustments (Note 23 b(i))	1,227.2	1,163.7	726.0

Differences in shareholders’ equity:
The Labatt transaction:
US GAAP adjustments other than those related to purchase accounting, net after tax	2,090.8	2,405.2	2,624.5
Goodwill adjustments	(4,024.9)	(5,248.5)	(5,950.0)
Fair value adjustments of tangible and intangible assets	4,861.0	5,405.2	5,603.2
Employee future benefits	(17.9)	(229.2)	(277.5)
Cumulative translation adjustments	(47.0)	(54.0)	(306.7)
Income tax effect on adjustments	(1,623.7)	(1,734.6)	(1,784.0)
	1,238.3	544.1	(90.5)

	2006	2005	2004
The Quinsa transaction:
Fair value adjustment of tangible and intangible assets	110.4	(85.9)	20.6
Fair value adjustment of put option	(441.4)	(441.4)	(232.2)
Income tax effect on adjustment	(135.7)	29.1	(42.8)
Goodwill adjustment	757.0	556.6	244.0
Cumulative translation adjustment	32.2	11.5	12.2
	322.5	69.9	1.8

The Antarctica transaction:
Goodwill	28.6	28.6	(355.4)
Fair value of tangible and intangible assets	(81.2)	(174.8)	115.5
	(52.6)	(146.2)	(239.9)

Roll-up of Brahma minority shareholders	149.9	149.9	149.9
Other acquisitions	127.6	72.4	41.6
	277.5	222.3	191.5

Business combinations adjustments (Note 23 b(ii))	1,785.7	690.1	(137.1)

•	The Labatt transaction

Description of the transaction

As described in Note 1, on March 3, 2004, AmBev entered into an agreement through which an indirect holding company of Labatt was merged into AmBev. AmBev issued to InBev, the former owner of Labatt, approximately 7.9 billion AmBev common shares and 11.4 billion AmBev preferred shares.

On August 27, 2004, with the completion of these transactions, Labatt became a wholly-owned subsidiary of AmBev;

Brazilian GAAP accounting treatment

Under Brazilian GAAP, the incorporation of Labatt was accounted for as a pooling of interest. AmBev incorporated a holding company, Labatt ApS at fair value. The only significant asset of Labatt ApS was its investment in Labatt Canada.

For Brazilian GAAP purposes, AmBev issued shares in an amount equivalent to the fair value of Labatt ApS. Goodwill arising from the acquisition of Labatt totaled R$ 16,383.3 at August 27, 2004.

US GAAP accounting treatment

The AmBev-Labatt transaction constitutes a business combination as defined in SFAS 141, Business Combinations (SFAS 141). In accordance with SFAS 141, we were required to identify the acquiring entity, AmBev or Labatt, in order to apply the purchase method of accounting to the other entity. Paragraph 17 of SFAS 141 lists specific criteria that should be considered in determining the acquiring entity; all facts and circumstances are to be considered, with no one criterion determinative.

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

(v) The third criterion indicates AmBev is the accounting acquirer because the senior management of AmBev subsequent to the transaction is substantially the same as that of AmBev prior to the transactions. As mentioned above, 10 of our 11 board members have previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction. In addition, 9 of 11 members of our senior executive management were affiliated with AmBev prior to the AmBev-Labatt transactions.

(vi) A premium was paid to the former shareholders of AmBev as measured by the fair value of the AmBev shares prior to the transaction compared to the consideration received. This criterion indicates that Labatt is the accounting acquirer.

Based on consideration of each of the various factors, the Company concluded that the preponderance of the evidence indicates that AmBev was the accounting acquirer of Labatt.

The purchase consideration of R$ 14,243.8 was determined based on the fair value of the shares issued by AmBev at March 3, 2004 which was considered to be the measurement date for this transaction.

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

Registered trademarks are not subject to amortization. Contractual agreements are amortized over their maturity date., primarily 100 years.

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2004, in accordance with accounting principles generally accepted in the United States, as if the Labatt acquisition had been completed at the beginning of that period.

The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2004
(Unaudited)
Net sales	12,380.5
Operating income	3,605.4
Net income	1,761.8
Net earnings per thousand AmBev shares (R$):
Basic:
Common	35.37
Preferred	38.90
Diluted:
Common	35.17
Preferred	38.69

•	The Quinsa transaction

The acquisition of Quinsa happened in a “two step transaction”. First, in January 2003, consideration paid to BAC of R$ 1,950.2 was comprised of: (i) cash paid totaling R$ 1,672.7; (ii) the fair value of our assets contributed to Quinsa of R$ 191.5 ; (iii) the fair value of the put option granted to BAC of R$ 69.0; and (iv) other costs associated to the acquisition totaling R$ 17.0. The fair value of the net assets acquired included R$ 830.9 in Quinsa’s net assets and the fair value of the call option received from BAC of R$ 68.1, resulting in goodwill of R$ 1,051.2. In addition, during 2004 and 2005 Quinsa repurchased some of its own shares, thus increasing our economic interest in Quinsa from 49.66% to 59.77%. Under US GAAP, these repurchases were accounted for using the purchase method.

Second, on April 8, 2006, as part of an integrated transaction (already established in the 2003 agreement (Note 1)), AmBev acquired the remaining shares of BAC in Quinsa and as a result, the control of its operations for a total amount of R$2,738.3 equivalent to US$1.25 billion. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

Under Brazilian GAAP, the acquisitions of interest in Quinsa in 2003 and 2006 generated goodwill of R$ 1,029.9 and R$ 2,331.1, respectively, arising from the difference between total consideration paid and the book value of net assets acquired, which were attributed to expected future profitability, to be amortized over ten years.

Under US GAAP, we accounted for these transactions as they were independent, and in each case we compared the total purchase consideration with the fair value of net assets acquired, measuring the fair value for the net assets of Quinsa at each acquisition date for the respective interest acquired.

We reviewed our purchase accounting of Quinsa during 2004, and, as a result, our goodwill was increased by R$ 92.2. The measurement date of January 31, 2003 was used for purposes of determining the fair value of assets contributed.

In 2006, consideration paid to BAC was R$ 2,738.3 (Note 1). The fair value of the net assets acquired were R$ 686.6. As part of the 2006 acquisition, the amounts of the put and call options and the related tax impact, for a total net amount R$ (291.4) were included in the determination of goodwill, which totaled R$1,742.8.

The following fair value adjustments were made to the US GAAP book value of Quinsa’s net assets:

	August 1,	January 31,
	2006	2003
Book value of our interest in Quinsa	269.1	585.1
Allocation of fair value:
Property, plant and equipment	247.9	536.2
Trademarks	449.1	153.6
Reversal of goodwill from previous acquisitions	(48.6)	(317.4)
Deferred tax effect on fair value adjustments	(230.9)	(126.6)
Fair value of investment in Quinsa	686.6	830.9

Purchase consideration	2,738.3	1,881.2
Fair value of put option	(509.5)	69.0
Fair value of call option	68.1	(68.1)
Deferred tax asset on the put and call options	150.0	-
Total purchase consideration	2,446.9	1,882.1

Fair value of subsidiary acquired	686.6	830.9

Goodwill	1,760.3	1,051.2

The put option granted in 2003 was recognized at fair value in our balance sheet as a non-current liability with changes in fair value, totaling R$ 509.5 in 2005 and R$ 300.3 in 2004, recognized in income as Financial expenses under US GAAP. The call option is recorded at cost and was tested for impairment at each year end. The put and call option totaled R$ 509.5 and R$ 68.1 at December 31, 2005, respectively.

Consistent with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investment in Common Stock, the carrying value of our investments in Quinsa was tested for impairment by comparing it to the December 31, 2005 market value of Quinsa’s ADRs. No impairment charge was recognized.

AmBev has fully consolidated Quinsa beginning August 1, 2006. The results from January 1st, through July 31, 2006 have been presented in our income statement as earnings from investees accounted for under the equity method.

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

During 2005, the Company merged the net assets of its subsidiary CBB at book value as mentioned in note 1 (b) (ii). As a result, the goodwill originally recorded at AmBev for Brazilian GAAP, attributed to property, plant and equipment fair value excess and expectation of future profitability was allocated to tangible and intangible assets, respectively. As a result, there was a reclassification of the amortization adjustment from goodwill to tangible and deferred charges.

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

Under Brazilian GAAP we acquired Embodom during 2004 with goodwill of R$ 214.5, based on future profitability, to be amortized over ten years.

As mentioned in Note 1 (iv), during 2005 the goodwill balance was reduced by R$ 17.7 due to the recalculation of accumulated depreciation and by the amount of R$ 13.6 as a result of the sale by Embodom of the Red Rock soft drink.

Under US GAAP, as adjustment of depreciation mentioned in the preceding paragraph was recorded in a period over one year, this amount was recorded directly in income.

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

For US GAAP reconciliation purposes, additional credits of R$ 55.2 were recognized in income under US GAAP in the year ended December 31, 2006 (R$ 30.8 in 2005 and R$ 21.8 in 2004).

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

The net assets and results of operations, after elimination adjustments of FAHZ as of and for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Current assets:
Restricted cash	247.9	239.8	271.4
Other	8.5	8.0	13.1
Property and equipment	110.6	101.3	87.1
Other assets	2.6	2.3	2.3
Current liabilities	(0.7)	(3.1)	(8.2)
Non-current liabilities	(23.1)	(55.4)	(32.1)
Net assets	345.8	292.9	333.6
Operating expenses	(105.0)	(98.8)	(92.5)
Loss from operations	(85.3)	(54.4)	(84.0)
Net loss	(19.7)	(44.4)	(34.0)

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

Under US GAAP, on December 31, 2006 the Company adopted the recognition and disclosure provision of SFAS No. 158, Employer’s Accounting for Defined Benefit Plans and Other Post Retirement Benefits - an amendment of SFAS No. 87, 88, 106 and 132(R). Under SFAS No. 158 the Company recognized the funded status of each of its defined pension and post-retirement benefit plans as an asset or liability in its balance sheet with a corresponding adjustment to other accumulated comprehensive income, net of tax.

The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service cost and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87 and SFAS No. 106, all of which were previously netted against the plans funded status in the Company’s condensed statement of financial position pursuant to the Company’s to the provisions of SFAS No. 87 and SFAS No. 106. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same period will be recognized as a component of other comprehensive income.

The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$ 194.2, net of taxes.

Under Brazilian GAAP, the Company does not record the liability related to medical, dental, educational and social assistance provided by FAHZ, as they are considered legally separate entities and under current welfare foundation regulation, the surplus of assets over liabilities of FAHZ at December 31, 2006 cannot be returned to the Company. Under US GAAP those liabilities are recorded as post-retirement benefits. FAHZ provides such benefits to current and retired employees of AmBev in Brazil and their beneficiaries and covered dependents (approximately 53,300 beneficiaries and dependents at December 31, 2006 and 47,800 in 2005).

Plan assets of AmBev’s Pension Plan in Brazil include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Based on the actuarial review of the defined benefit plan which had been closed to new participants, net assets at December 31, 2006 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2006 a valuation allowance of R$ 302.4 against the plan assets (R$ 240.2 in 2005). This allowance impacts the determination of the pension charge/benefit.

Under US GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowance against a pension asset is not appropriate. Accordingly, the valuation allowance was reversed and included in the actuarial gain or loss calculation for purposes of reconciliation to US GAAP.

Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheets and statements of operations as of and for the years ended December 31, 2006, 2005 and 2004 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer’s Disclosures about Pensions and other Post-retirement Benefits, are as follows:

	Pension Benefits		Benefits other than Pension
	2006	2005	2006	2005

Change in benefit obligation:
Projected benefit obligation:
At beginning of year	3,340.5	3,188.4	812.3	707.4
Plan participants contribution	3.6	4.8	0.1	0.1
Service cost	44.5	43.7	12.0	8.6
Interest cost	179.6	193.6	67.8	65.2
Net increase in notional account balance	0.1.	0.1	-	-
Prior service cost	-	0.2	-	-
Actuarial loss	56.9	278.5	4.4	103.4
Translation gain	(215.7)	(244.1)	(26.9)	(27.5)
Gross benefits paid	(346.0)	(184.1)	(48.5)	(45.6)
Special termination benefits	11.4	34.8	-	-
Curtailments	(3.0)	(7.9)	-	0.7
Amendments	16.3	32.5	(49.4)	-

Projected benefit obligation at end of year	3,088.2	3,340.5	771.8	812.3

Accumulated benefit obligation	3,024.9	2,632.8

Change in plan assets
Fair value of plan assets
At beginning of year	2,890.4	2,750.6	-	-
Actual return on plan assets	409.6	281.9	-	-
Employer contributions	260.6	166.3	15.8	13.6
Employee contributions	4.4	5.6	-	-
Actuarial loss (gain)	22.2	55.1	-	-
Translation loss	(158.6)	(184.9)	-	-
Gross benefits paid	(346.0)	(184.1)	(15.8)	(13.6)
Fair value of plan assets at end of year	3.082.6	2,890.4	-	-

Funded status at end of year	(5.6)	(450.1)	(771.8)	(812.3)
Unrecognized net
actuarial (gain) loss	-	125.6	-	315.8
Unrecognized prior service cost	-	37.1	-	-
Unrecognized net transition obligation	-	16.5	-	11.6
Net amount recognized at end of year	(5.6)	(270.9)	(771.8)	(484.9)

Long-term	(459.0)	(722.6)	(771.8)	(484.9)
Prepaid pension asset	453.4	160.0
Intangible assets	-	30.3	-	-
Other comprehensive income	-	261.4	-	-
Net amount recognized at end of year	(5.6)	(270.9)	(771.8)	(484.9)

Other comprehensive income	33.2	-	261.1	-
Total impact on equity	(27.6)	(270.9)	(510.7)	(484.9)

The charge in the statement of operations is comprised as follows:

	Pension benefits			Benefits other than pension
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost (NPPC)
Service cost	44.5	43.7	20.2	12.0	8.6	2.3
Interest cost	179.6	193.6	97.2	67.8	65.2	48.0
Expected return on assets	(270.1)	(250.8)	(126.1)	-	-	-
Amortization of:
Transition obligation (asset)	2.2	-	0.2	1.5	1.5	1.5
Prior service cost	7.1	7.2	4.9	-	-	0.1
Actuarial (gain) loss	(11.1)	(8.1)	(2.5)	13.7	7.5	11.3
Employee contributions	(0.8)	(0.7)	(0.9)	-	-	-
Termination benefits	11.4	34.8	41.9	-	-	-
Settlement	30.7	-	-	-	-	-
Curtailment cost	-	0.8	2.9	-	0.6	-
Total net periodic benefit cost (benefit)	(6.5)	20.5	37.8	95.0	83.4	63.2

	Pension Benefits		Benefits other than Pension
	2006	2005	2006	2005
January 1,	(270.9)	(467.2)	(484.9)	(473.2)
NPPC	6.5	(20.4)	(95.0)	(83.4)
Employer contribution	260.6	166.3	48.5	45.6
Translation Adjustment for the period (CTA)	31.3	50.4	20.7	26.1
Accumulated Other Comprehensive Income	(33.1)	-	(261.1)	-
December 31,	(5.6)	(270.9)	(771.8)	(484.9)

The adjustment for FAS No. 158 affected our Consolidated balance sheet as follows:

2006

Before application of FAS No. 158
Prepaid pension cost	27.7
Other post retirement liabilities	(510.7)

Adjustments
Prepaid pension cost	(33.1)
Other post retirement liabilities	(261.1)
Deferred tax asset	100.0
Accumulated other comprehensive income, net of tax	194.2

After application of FAS No. 158
Prepaid pension cost	(5.6)
Other post retirement liabilities	(771.8)
Deferred tax asset	100.0
Accumulated other comprehensive income, net of tax	194.2

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of SFAS No. 158, are as follows:

	Pension	Benefits other than pension	Total	Total after tax

Transition obligation
Beginning of year		(11.6)	(11.6)	(7.7)
During the year		50.3	50.3	33.2

Prior service cost	(53.5)		(53.5)	(35.3)
Beginning of year	9.0		9.0	5.9
During the year

Net actuarial (gain) loss
Beginning of year	(125.6)	(315.8)	(441.4)	(291.3)
During the year	137.0	16.1	153.0	101.0
Accumulated other comprehensive income			(294.2)	(194.2)

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

AmBev and Labatt’s Plans	One-percentage- point increase			One-percentage-point decrease
	2006	2005	2004	2006	2005	2004
Sensitivity of retiree welfare results
On total service and interest cost components	4.6/1.9	5.1 / 3.6	5.2/1.3	(3.9) / (1.6)	(4.4) / (3.0)	(4.4) / (1.0)

On post-retirement benefit obligation	43.1/27.0	43.2 / 47.9	40.0 / 12.8	(36.6) / (24.3)	(36.9) / (41.4)	(34.1) / (11.3)

Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 877.4 in 2006 and R$ 476.2 in 2005.

Under US GAAP we recognized an additional pension plan asset of R$ 476.4 in 2006 and R$ 140.0 in 2005.

AmBev’s pension plan weighted-average assets allocation at December 31, 2006, 2005 and 2004, by asset category, is as follows:

	Labatt						AmBev
	Quebec Plan			National and salaried Plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Fixed income	42%	40%	41%	36%	35%	36%	76%	78%	62%
Real estate	-	-	-	-	-	-	5%	5%	5%
Equity securities	58%	60%	59%	64%	65%	64%	19%	17%	33%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

The Company’s investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to conduct a review of its assets allocation strategy every year.

Included within the fair value of the IAPP plan assets as of December 31, 2006 are 1,919 thousand of our preferred shares and 9,595 thousand of our common shares with a total fair value at December 31, 2006 of R$ 11.1 (R$ 8.9 in 2005).

Assumptions applied were as follows:

(i) Weighted average assumptions to determine benefit obligations for years ended December 31, 2006, 2005 and 2004:

	AmBev Plans
	Pension benefits			Benefits other than pension
	2006	2005	2004	2006	2005	2004
Discount rate	10.8%	10.8%	10.9%	10.8%	10.8%	10.9%
Projected annual inflation rate	4.0%	4.1%	4.1%	4.0%	4.1%	4.1%
Rate of compensation increase	7.1%	7.2%	7.3%	-	-	-
Health care cost trend on covered charges	-	-	-	6.5%	7.1%	7.3%

	Labatt Plans
	Pension benefits			Benefits other than pension
	2006	2005	2004	2006	2005	2004
Discount rate	5.0%	5.0%	5.7%	5%	5.0%	5.7%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Rate of compensation increase	3.0%	3.0%	3.0%	-	-	-
Health care cost trend on covered charges	-	-	-	9.5%	9.5%	10.0%

(ii)	Weighted average assumptions to determine net periodic benefit cost for years ended December 31, 2006, 2005 and 2004:

	AmBev
	Pension benefits			Benefits other than pension
	2006	2005	2004	2006	2005	2004

Discount rate	10.8%	10.8%	10.9%	10.8%	10.8%	10.9%
Projected annual inflation rate	4.0%	4.1%	4.1%	4.0%	4.1%	4.1%
Expected return long-term rate of return on plan assets (i)	13.9%	14.9%	15.0%	-	-	-
Rate of compensation increase	7.1%	7.2%	7.3%	-	-	-
Health care cost trend on covered charges	-	-	-	6.5%	7.2%	7.3%

	Labatt
	Pension benefits			Benefits other than pension
	2006	2005	2004	2006	2005	2004
Discount rate	5.0%	5.7%	6.2%	5.0%	5.7%	6.2%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Expected return long-term rate of return on plan assets (i)	8.0%	8.0%	8.0%	-	-	-
Rate of compensation increase	3.0%	3.0%	3.0%	-	-	-
Health care cost trend on covered charges	-	-	-	9.5%	9.5%	10.0%

(i)	The overall expected long-term rate of return on assets was calculated based on the contractual rates (fixed income and real state) or historical return for equity securities.

Expected cash flows:

Information about the expected benefit payments for the Company’s defined benefit plan and other post-retirement benefits is as follows:

	AmBev’s Plans
			Benefits
	Labatt’s	Pension	other than
	plans	Benefits	pension	Total
2007	138.3	35.9	36.4	210.6
2008	142.1	37.0	37.4	216.5
2009	146.1	38.0	38.4	222.5
2010	150.0	39.0	39.3	228.3
2011	154.2	39.8	40.2	234.2
2012-2016	853.2	212.7	210.2	1,276.1
	1,583.9	402.4	401.9	2,388.2

The Company’s contributions expected to be paid during the year end December 31, 2006 is R$ 307.0.

(iii)	Earnings per share

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

For purposes of computing diluted earnings per share, stock granted in the stock ownership plan are assumed to be converted into preferred or common shares as of the date of issuance of the security using the treasury stock method.

Earnings per share for the periods ended December 31, 2004 have been calculated giving retroactive effect for the share dividend distribution of 1 common share for each 5 common or preferred shares held which was paid on May 31, 2005.

Companhia de Bebidas das Américas - AmBev

	2006			2005			2004
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator:
Actual dividends declared	970.7	838.2	1,808.9	1,296.5	986.2	2,282.7	307.9	250.4	558.3
Basic allocated undistributed earnings	1,227.7	1,060.1	2,287.8	243.3	185.0	428.3	504.2	410.2	914.4
Allocated net income available for common and preferred shareholders	2,198.4	1,898.3	4,096.7	1,539.8	1,171.2	2,711.0	812.1	660.6	1,472.7
Basic denominator (in thousand of shares):
Weighted average shares - AmBev	30,723,586	34,487,060	65,210,646	30,970,863	29,909,181	60,880,045	25,375,493	26,139,315	51,514,808
Weighted average shares held by FAHZ	(90,632)	(5,388,952)	(5,479,584)	(395,898)	(4,324,925)	(4,720,823)	(405,072)	(3,794,205)	(4,199,277)
Weighted average outstanding shares, net	30,632,954	29,098,108	59,731,062	30,574,965	25,584,256	56,159,222	24,970,421	22,345,110	47,315,531
Basic earnings per thousand shares - US GAAP (*) (whole reais) - R$	71.76	65.24		50.36	45.78		32.52	29.56
Diluted numerator:
Actual dividends declared	971.6	837.3	1,808.9	1,298.7	984.0	2,282.7	308.8	249.5	558.3
Diluted allocated undistributed earnings	1,228.8	1,059.0	2,287.8	243.7	184.6	428.3	505.7	408.7	914.4
Allocated net income available for common and preferred shareholders	2,200.4	1,896.2	4,096.7	1,542.4	1,168.6	2,711.0	814.5	658.2	1,472.7
Diluted denominator:
Stock ownership plan	80,433	16,087	96,520	124,370	-	124,370	216,156	-	216,156
Diluted weighted average shares (in thousands)	30,713,387	29,114,195	59,827,582	30,699,336	25,584,256	56,283,592	25,186,577	22,388,341	47,574,918
Diluted earnings per thousand shares - US GAAP (*) (whole reais) - R$	71.64	65.13		50.24	45.68		32.34	29.40

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

(viii)	Foreign exchange gain (loss) from translation of foreign subsidiaries

Under Brazilian GAAP, gains or losses arising from the translation of our foreign subsidiaries for purposes of consolidation are recorded in income.

Under US GAAP, we record these gains or losses directly in our shareholders’ equity as cumulative translation adjustments, a component of other comprehensive income.

(ix)	Income taxes

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

(x)	Provision for dividends and interest attributable to own capital

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

At December 31, 2006 the provision of R$ 65.0 (R$ 9.8 in 2005) for proposed dividends was reversed under US GAAP.

(xi)	Stock ownership plan

Under Brazilian GAAP, the rights to acquire AmBev’s shares granted to employees, officers and directors under the stock ownership plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock in the amount of the purchase price.

Under US GAAP, beginning in 2006, the Company adopted SFAS 123(R) - “Share-based Payment”.

As the strike price of our awards granted until 2004 are indexed to the IGP-M (and adjusted by dividends paid), the employee share options have been accounted for as a liability under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value at each reporting period until exercised. The fair value of these employee share options is estimated using the Black-Scholes option-pricing model.

For options granted under the revised Plan (Note 16 (g)), the exercise price is no longer indexed, and as a result, these options are treated as equity instruments and the fair value of the shares under FAS 123R is not revised at each reporting date, except to adjust for forfeitures.

Prior to the adoption of SFAS 123R, we accounted for our stock option plan for US GAAP purposes, in accordance with APB 25, Accounting for Stock Issued to Employees. Because of the indexation applied to the exercise price, these options were considered variable plans and the compensation cost arising from them was remeasured at each year end.

We have adopted the modified prospective approach method to account for the implementation of SFAS 123 R which consists of recognizing costs of services rendered as from January 1, 2006 according to the grant-data fair value of stock option instruments, but does not require restatement of previous year financial statements. Because fair value of stock awards classified as liabilities is remeasured each year, the liability-classified awards were measured at fair value at January 1st, 2006. The assumptions were: Risk-free - 14.57%; Maturity - 10 year; Volatility - 30%; Dividend yield - 5% and Vesting period - 5 years.

The adoption of SFAS 123R resulted in a loss of R$ 15.1 being recorded as a cumulative effect in the change of an accounting principle.

In addition, under US GAAP pro forma disclosures of net income and earnings per share are presented under the fair value method of accounting. Under this method, fair value is determined using a pricing model (Black - Scholes for the old Plan and Binomial for the revised Plan), which takes into account the stock price at the grant date, the purchase price, the expected life of the award, the volatility of the underlying stock, the expected dividends, and the risk-free interest rate over the expected life of the award.

For reconciliation purposes, additional charges were recognized under US GAAP in the amounts of R$ 22.7 in 2006, R$ 85.6 in 2005 and R$ 14.3 in 2004.

(xii)	Advances to employees for purchase of shares

Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and interest accrued is credited to income.

Under US GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders’ equity.

For reconciliation purposes, shareholders’ equity is reduced under US GAAP by R$ 72.7 in 2006 and R$ 114.9 in 2005.

(xiii)	Accounting for derivative instruments

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

For purposes of the reconciliation, we have recorded unrealized gain (losses) totaling R$ (9.0) in income under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2006 (unrealized gain of R$ 11.0 in 2005 and unrealized gains (losses) of R$ (199.0) in 2004).

(xiv)	Short-term investments

Under Brazilian GAAP, short-term investments are recorded at the balance sheet dates at the lower of cost plus interest and market value.

For US GAAP purposes, our short-term investments in debt securities are classified under guidance of SFAS No.115 Accounting for Certain Investments in Debt and Equity Securities as either trading securities or available for sale securities.

Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in income. During 2006, we recorded the amount of R$ (2.3).

Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders’ equity as Other comprehensive income (loss). At December 31, 2006, the amount of R$ 2.6 was recorded in Other comprehensive income as Unrealized gain from available-for-sale debt securities (R$ 17.1 in 2005).

(xv) Fiscal incentive

We have fiscal incentives granted by the Government in certain regions in Brazil which are accounted directly as a Capital reserve in shareholders’ equity for Brazilian GAAP purposes.

Under USGAAP, these government grants are accounted in earnings as either tax on sales or income tax, depending on their nature. We have recorded R$ 113.6 as fiscal incentives in our US GAAP earnings during 2006.

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

•
Under Brazilian GAAP, shipping and handling costs, representing R$ 570.0, R$ 499.9 and R$ 409.2, for the years ended December 31, 2006, 2005 and 2004, respectively, are expensed as incurred and classified as selling expenses in the statement of operations. Under US GAAP, pursuant to the requirements of Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

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

•
Under Brazilian GAAP, unrealized gains or losses arising from foreign currency and commodities swaps entered to mitigate price and foreign exchange risks on purchase of raw material, designated as hedge instruments are deferred and recognized in the statement of operations as Cost of sales upon realization. For US GAAP, as these instruments do not meet the qualifying criteria for hedge accounting under SFAS No. 133 for the years ended December 31, 2004, gains or losses, due to changes in fair value of swaps, were recorded as Financial income or Financial expense. The total amount reclassified were R$ 14.0, for the year ended December 31, 2004.

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

b) Reconciliation of the differences between Brazilian GAAP and US GAAP

(i) Net income

	Ref. Note
	23(a)		2006	2005	2004
Net income under Brazilian GAAP			2,806.3	1,545.7	1,161.5
Depreciation of additional indexation of property and equipment from 1995 to 1997	(i	)	(9.8)	(16.9)	(57.3)
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii	)	(3.9)	(8.4)	(6.2)
Capitalized interest, net of amortization	(iii	)	(0.8)	(0.7)	3.3
Deferred charges, net of amortization	(iv	)	22.8	43.9	(5.7)
Business combination adjustments, net after tax	(v	)	1,227.2	1,163.7	726.0
FAHZ net assets	(vi	)	(19.7)	(44.4)	(34.0)
Pension plan	(vii	)	68.6	48.2	25.5
Other post-retirement benefits	(vii	)	(27.1)	(21.6)	(18.7)
Foreign exchange gain (loss) from translation of foreign subsidiaries	(viii	)	30.9	60.1	(245.2)
Share based payment	(xi	)	(62.6)	(85.6)	(14.3)
Fair value adjustment on derivative instruments	(xiii	)	(9.0)	11.0	(199.0)
Tax incentive	(xv	)	113.6	57.9	-
Fair value adjustment on trading securities	(xiv	)	(2.3)	2.6	(6.5)
Realized gains from sale of available-for-sale securities			-	-	43.7
Minority interest on adjustments above			(2.5)	8.7	-
Deferred income tax on adjustments above			(35.0)	(53.2)	99.6
Net income under US GAAP			4,096.7	2,711.0	1,472.7

(ii) Shareholders’ equity

	Ref. Note
	23(a)		2006	2005	2004
Shareholders’ equity under Brazilian GAAP			19,268.1	19,867.3	16,995.9
Additional indexation of property and equipment from 1995 to 1997, net	(i	)	36.1	45.9	62.8
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii	)	(25.3)	(21.4)	(13.0)
Capitalized interest, net of amortization	(iii	)	9.3	10.2	10.9
Reversal of deferred charges	(iv	)	(77.2)	(100.1)	(143.9)
Business combination adjustments	(v	)	1,785.7	690.1	(137.1)
FAHZ net assets	(vi	)	345.7	292.9	333.6
Pension plan	(vii	)	436.4	140.0	91.8
Other post-retirement benefits	(vii	)	(372.0)	(117.4)	(95.8)
Reversal of dividends not yet declared	(x	)	65.0	9.8	992.9
Advances to employees for purchase of shares	(xii	)	(72.7)	(114.9)	(175.2)
Fair value adjustment on derivative instruments	(xiii	)	5.4	14.4	3.4
Unrealized loss on derivative instruments	(xiii	)	(57.2)	(34.4)	-
Unrealized gain on available for sale securities	(xv	)	19.7	17.2	17.7
Share-based payments (FAS 123-R)	(xi	)	(122.4)	-	-
Fair value adjustment on trading securities	(xiv	)	0.3	2.6	-
Minority interest on adjustments above			6.1	8.7	-
Deferred income tax on adjustments above			(143.3)	(109.0)	(67.7)
Shareholders’ equity under US GAAP			21,107.7	20,601.9	17,876.3

c) US GAAP supplementary information

(i) Property, plant and equipment

	2006	2005

Property, plant and equipment	12,268.2	9,604.0
Accumulated depreciation	(6,657.9)	(5,408.7)
Property, plant and equipment, net	5,610.3	4,195.3

(ii) Recent US GAAP accounting pronouncements

(a) In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The main topics are described as follows: (i) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; (iii) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) Amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

(b) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.

SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.

Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.

The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

(c) In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(d) In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

Recognize the funded status of a benefit plan measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant.

Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions).

Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

This Statement amends the following Statements: SFAS No. 87 “Employers’ Accounting for Pensions”; SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”; SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”; and SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

(e) In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.

This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Interpretation is effective for fiscal years beginning after December 15, 2006

(f) SAB No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" (SAB No. 108). In September 2006 the SEC issued SAB No. 108, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. Traditionally, there have been two widely-recognized approaches for quantifying the effects of financial statement misstatements. The income statement approach focuses primarily on the impact of a misstatement on the income statement--including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The balance sheet approach, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (a "dual approach") and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.

SAB No. 108 was effective for the Company’s year ending December 31, 2006. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii), under certain circumstances, recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any material impact on the Company’s consolidated results of operations, cash flows or financial position.

(g) SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. For the Company, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. The Company cannot currently estimate the impact of SFAS No. 159 on its consolidated results of operations, cash flows or financial position and has not yet determined whether or not it will choose to measure items subject to SFAS No. 159 at fair value.

Management believes that adoption of these pronouncements will not have a material impact on the financial position and results of operations of the Company.

(iv)	Additional information - stock ownership plan

	2006	2005	2004

Range of purchase prices for outstanding awards	96.19 - 568.65	96.19 - 568.65	70.93 - 568.65
Weighted average market price per share (based on quoted market value at date of grant) for awards granted during the year	1,013.99	-	670.17
Weighted average exercise price of awards granted in the year	1,013.99	-	568.65
Weighted average grant-date intrinsic value of awards granted during year (difference between quoted market price and purchase price)	-	-	101.52
Weighted average purchase prices
At beginning of year	509.57	431.03	421.09
Granted	1,013.99	-	568.65
Exercised	528.39	380.13	289.75
Forfeited	465.85	471.37	431.20
At end of year	642.59	509.57	431.03

Outstanding and exercisable

Range of	Number of shares (thousands)			Weighted average purchase prices (*)
purchase prices (*)	2006	2005	2004	2006	2005	2004

70.93 - 96.18	-	-	9,955	-	-	94.34
96.19 - 139.24	-	642	5,573	-	122.97	139.24
139.25 - 196.93	708	-	16,466	191.94	-	184.62
196.94 - 226.74	-	13,503	79,584	-	204.03	96.12
226.75 - 477.30	3,338	-	159,123	467.14	-	474.53
477.31 - 494.87	135,781	8,584	371,335	491.16	489.03	480.13
494.88 - 568.65	29,300	342,371	9,000	508.84	522.86	568.65
568.66 - 1,013.99	68,351	-	-	1,013.99	-	-

	237,478	365,100	651,036	642.59	509.57	431.03

(*) Expressed in whole reais - R$.

As described in Note 1. during 2005 the Company paid a stock dividend to its shareholders of one common share for each 5 shares owned (preferred or common). As a result, for each one option exercised under Plans granted prior to 2006, the Company will issue 0.2 common shares.

(v)	Pro forma fair value effects of stock ownership plan

We have calculated the pro forma effects on net income and earnings per share of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation related to options granted under the Company’s stock ownership plans in all periods presented prior to the adoption of SFAS No. 123R. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

	2005	2004
Net income - US GAAP	2,711.0	1,472.7
(+) Compensation cost under APB 25	85.5	14.2
(-) Compensation cost under SFAS No. 123	(26.5)	(27.4)
Pro-forma net income	2,770.0	1,459.5

Earnings per thousand shares - pro forma (whole reais) - R$:
Basic:
Preferred	51.46	32.23
Common	46.78	29.30
Diluted:
Preferred	51.34	32.05
Common	46.67	29.14

These pro forma results are not necessarily indicative of future amounts.

During 2005, no awards were granted. The fair value of each award granted in 2004 was estimated on the date of grant using the Black - Scholes pricing model with the following weighted average assumptions used for grants : dividend yield - 3.0%, expected volatility - 33%, risk-free interest rate-nominal terms - 18.7% and expected lives of three years for all periods.

	2005	2004
Fair value of awards granted in the year measured using the Black & Scholes pricing model (R$ per thousand shares)	-	307.7
Total fair value of awards granted in the year	-	2.8

d) US GAAP condensed financial information

Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders’ equity under US GAAP have been recast in condensed format as follows:

(i) Condensed balance sheets under US GAAP

	2006	2005
Assets
Current assets:
Cash and cash equivalents	1,530.6	620.0
Restricted cash	232.5	256.1
Short term investments	191.5	242.7
Trade accounts receivable, net	1,554.6	1,289.3
Recoverable tax	678.3	518.2
Inventories	1,316.0	1,018.9
Other	1,421.4	628.7
	6,924.9	4,573.9

Investments:
Investment in affiliates, including goodwill	4.2	1,894.4
Other	71.3	146.0
	75.5	2,040.4

Intangible assets
Goodwill	16,540.9	13,467.7
Other intangible assets	5,810.7	5,379.4
	22,351.6	18,847.1

Property, plant and equipment, net	5,610.3	4,195.3

Other assets:
Recoverable sales and income tax	171.4	130.8
Deferred income tax	3,281.6	4,660.5
Prepaid pension asset	453.4	160.0
Restricted deposits for legal proceedings	409.2	480.7
Assets held for sale	85.5	104.2
Other	368.6	254.6
Total assets	39,732.0	35,447.5

	2006	2005
Liabilities and shareholders’ equity
Current liabilities:
Suppliers	1,411.0	1,255.4
Taxes on income payable	213.8	89.8
Other taxes payable	1,354.8	1,162.8
Short-term debt	1,548.9	859.7
Current portion of long-term debt	475.9	211.1
Other	1,739.9	1,114.4
	6,744.3	4,693.2

Long-term liabilities:
Long-term debt	5,242.1	5,421.7
Debentures	2,015.1	-
Accrued liability for contingencies	683.5	1,151.1
Sales tax deferrals	405.7	352.6
Pension and Other Post-retirement benefits	1,230.8	1,207.5
Other	2,019.7	1,971.3
	11,596.9	10,104.2

Minority interest	283.1	48.2
Shareholders’ equity	21,107.7	20,601.9
Total liabilities and shareholders’ equity	39,732.0	35,447.5

(ii) Condensed statements of operations under US GAAP

	2006	2005	2004

Net sales	16,945.4	14,836.7	10,936.7
Cost of sales	(6,159.6)	(5,816.0)	(4,796.7)
Gross profit	10,785.8	9,020.7	6,140.0

Operating income (expenses):
Selling and marketing	(3,093.1)	(2,723.5)	(1,821.1)
General and administrative	(1,816.2)	(1,927.3)	(1,304.7)
Other operating expense, net	301.3	108.4	(157.6)
	6,177.8	4,478.3	2,856.6

Non-operating income (expenses)
Financial income (expenses), net	(1,006.1)	(1,166.0)	(961.4)
Cumulative impact of change in accounting policy (FAS 123R)	(15.1)	-	-
Other non-operating expense, net	(94.5)	(183.8)	(250.3)
	(1,115.7)	(1,349.8)	(1,211.7)

Income before income tax, equity in affiliates and minority interest	5,062.1	3,128.5	1,644.9

Income tax benefit (expense):
Current	(506.1)	(691.8)	(230.9)
Deferred	(541.6)	61.6	(20.0)
	(1,047.7)	(630.2)	(250.9)

Income before equity in affiliates and minority interest	4,014.4	2,498.3	1,394.0

Equity in earnings of affiliates	79.6	170.8	68.1
Minority interest	2.7	41.9	10.6

Net income	4,096.7	2,711.0	1,472.7

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

	2006	2005	2004

Net income	4,096.7	2,711.0	1,472.7
Unrealized gains on available for sale securities, net of tax	3.4	(0.3)	(17.2)
Unrealized loss on derivative instruments, net of tax	41.0	(22.8)	-
Additional minimum pension liability, net of tax	36.1
Foreign exchange gain (loss) from translation of foreign subsidiaries	(187.4)	(396.5)	(102.2)
Other comprehensive income	(106.9)	(419.6)	(119.4)
Comprehensive income	3,989.8	2,291.4	1,353.3

(iv) Condensed statement of changes in shareholders’ equity under US GAAP

	2006	2005	2004

At beginning of the year	20,601.8	17,876.3	4,382.9
Capital increase	24.7	1,920.7	14,261.8
Treasury shares acquired	(1,689.8)	(515.2)	(1,639.6)
Transfer/Cancel shares	82.5	1,165.6	-
Additional paid-in capital	(59.8)	85.5	14.2
Premium received on sale of options	-	-	2.5
Repayments (advances) to employees for purchase of shares	42.2	60.3	59.5
Other comprehensive income	(106.9)	(419.6)	(119.4)
Adjustment to initially apply SFAS No. 158, net of tax	(74.8)
Net income	4,096.7	2,711.0	1,472.7
Dividends and interest attributed to shareholders’ equity declared	(1,808.9)	(2,282.7)	(558.3)
At end of the year	21,107.7	20,601.9	17,876.3

24.	SEGMENT REPORTING

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

	2006	2005	2004
Net sales:
Beer	9,045.1	8,119.1	6,907.4
Carbonated soft drinks and NANC	1,806.4	1,648.7	1,462.8
Other	111.6	135.0	155.7
AmBev Brazil	10,963.1	9,902.8	8,525.9
Quinsa	2,004.3	1,299.9	1,153.0
HILA - Ex	758.1	780.4	769.1
North America	3,888.2	3,975.5	1,558.8
Total consolidated	17,613.7	15,958.6	12,006.8

Cost of sales:
Beer	(2,573.7)	(2,575.4)	(2,467.0)
Carbonated soft drinks and NANC	(877.8)	(851.7)	(820.5)
Other	(40.8)	(61.9)	(81.1)
AmBev Brazil	(3,492.3)	(3,489.0)	(3,368.6)
Quinsa	(808.8)	(536.7)	(510.3)
HILA - Ex	(457.4)	(416.4)	(399.2)
North America	(1,190.2)	(1,300.3)	(502.4)
Total consolidated	(5,948.7)	(5,742.4)	(4,780.5)

Selling, marketing and distribution expenses:
Beer	(1,710.9)	(1,516.1)	(1,354.4)
Carbonated soft drinks and NANC	(320.9)	(289.9)	(232.4)
AmBev Brazil	(2,031.8)	(1,806.0)	(1,586.9)
Quinsa	(358.5)	(234.9)	(210.8)
HILA - Ex	(320.0)	(291.0)	(215.4)
North America	(1,156.4)	(1,168.0)	(438.6)
Total consolidated	(3,866.7)	(3,499.9)	(2,451.7)

	2006	2005	2004
General and administrative expenses:
Beer	(416.1)	(445.0)	(372.7)
Carbonated soft drinks and NANC	(22.3)	(16.4)	(14.0)
Other	(3.4)	(3.1)	(2.9)
AmBev Brazil	(441.8)	(464.5)	(389.6)
Quinsa	(66.3)	(49.4)	(50.0)
HILA - Ex	(83.0)	(92.9)	(80.2)
North America	(180.1)	(223.8)	(98.1)
Total consolidated	(771.2)	(830.6)	(617.9)

Depreciation and amortization expenses (*):
Beer	(422.8)	(375.2)	(330.7)
Carbonated soft drinks and NANC	(142.1)	(121.3)	(109.5)
Other	-	-	-
AmBev Brazil	(564.9)	(496.5)	(440.2)
Quinsa	(60.1)	(40.1)	(42.8)
HILA - Ex	(67.6)	(56.4)	(39.2)
North America	(78.2)	(74.9)	(19.3)
Total consolidated	(770.8)	(667.9)	(541.5)

Less:
Provisions for contingencies and other	111.8	(71.5)	(260.2)
Other operating expenses, net	(955.1)	(1,075.4)	(420.9)
Financial income (expense), net	(1,078.3)	(1,086.7)	(776.4)
Non-operating expenses, net	(28.8)	(234.3)	(333.9)
Income tax expenses, net	(1,315.3)	(1,020.2)	(511.8)
Profit sharing and contributions	(194.4)	(202.8)	(152.4)
Minority interest	8.7	16.8	(3.7)
Equity in results of Quinsa (proportionally consolidated)	1.4	2.0	5.6
Net income	2,806.3	1,545.7	1,161.5

Revenues from no individual customer represented more than 10% of our net sales. Information on our geographic areas is as follows:

	2006	2005	2004
Total property, plant and equipment:
AmBev Brazil	2,881.5	2,746.4	2,590.0
Quinsa	1,229.8	770.4	750.1
HILA - Ex	623.6	748.2	951.5
North America	989.0	1,139.6	1,240.1
	5,723.9	5,404.6	5,531.7

	2006	2005	2004
Total segment assets:
Beer	10,329.3	9,129.8	7,371.7
Carbonated soft drinks and NANC	3,537.8	3,358.6	2,237.5
Other	825.7	709.1	786.6
Quinsa	3,119.2	1,818.1	942.7
HILA - Ex	978.8	1,230.0	1,744.1
North America	2,090.3	2,895.9	4,663.8
General corporate assets	14,764.0	14,260.3	15,270.1
Total assets	35,645.1	33,401.8	33,016.5

Total assets by location:
Brazil	29,456.8	27,457.8	25,665.9
Quinsa	3,119.2	1,818.1	942.7
HILA - Ex	978.8	1,230.0	1,744.1
North America	2,090.3	2,895.9	4,663.8
Total assets	35,645.1	33,401.8	33,016.5

(*) Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

ITEM 19.	EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - AmBev (English-language translation)

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

2.3
Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 4.5 to Form F-4 filed by AmBev on August 29, 2002).

2.4
Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 among Steadfast Insurance Company, The Bank of New York, AmBev and CBB (incorporated by reference to Exhibit 4.6 to Form F-4 filed by AmBev on August 29, 2002).

2.5	Indenture dated September 18, 2003 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 2.1 to Form 20-F filed by AmBev on June 30, 2004).

2.6	Form of Note (contained in Exhibit 2.5).

2.7
Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility by the Trustee, AmBev, CBB and the Insurer, dated September 18, 2003 (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AmBev on June 30, 2004).

2.8	Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee (incorporated by reference to Exhibit 2.6 to Form 20-F filed by AmBev on June 30, 2004).

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

4.1
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

4.3	Letter from InBev to AmBev and Labatt, relating to Labatt Tax Reassessment, dated March 4, 2005 (incorporated by reference to Exhibit 4.16 to Form 20-F filed by the Company on July 1, 2005).

4.4
Confirmation of Intellectual Property and Hedging Arrangements, dated August 27, 2004, to AmBev and Labatt from Interbrew S.A. (incorporated by reference to Exhibit 4.17 to Form 20-F filed by the Company on July 1, 2005).

4.5
Executed Letter Agreement dated July 22, 2004, to AmBev from Interbrew regarding the provision of certain information relating to each business and its affiliates (incorporated by reference to Exhibit 4.18 to Form 20-F filed by the Company on July 1, 2005).

4.6
Labatt Services Agreement, dated August 27, 2004, between Labatt Brewing and Interbrew S.A. regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.19 to Form 20-F filed by the Company on July 1, 2005).

4.7
Labatt Services Agreement, dated August 27, 2004, between Interbrew S.A. and Labatt Brewing regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.20 to Form 20-F filed by the Company on July 1, 2005).

4.8
Transfer Agreement, dated August 2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L. (incorporated by reference to Exhibit 4.21 to Form 20-F filed by the Company on July 1, 2005)

4.9	License Agreement, dated March 21, 2005, between AmBev and InBev (incorporated by reference to Exhibit 4.22 to Form 20-F filed by the Company on July 1, 2005).

4.10
Letter Agreement dated April 13, 2006, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 14 to Schedule 13D relating to Quinsa, filed by AmBev on April 17, 2006).

4.11	Announcement of commencement of the Public Offer of non-share convertible and subordinated debentures, dated August 3, 2006.

4.12	Announcement of termination of the Public Offer of non-share convertible and subordinated debentures, dated August 7, 2006.

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) dated December 11, 2006.

12.1	Principal Executive Officers’ Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers’ Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: July 9, 2007