Form 20-F/A
period 2005-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2007-07-16
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

THIS AMENDMENT IS BEING FILED SOLELY TO INCLUDE SIGNATURE PAGES TO OFFICER CERTIFICATIONS CONTAINED HEREIN.

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

Date: July 13, 2007