Form 20-F/A
period 2005-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2007-11-23
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment N. 3

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment to our Annual Report on Form 20-F for the year ended December 31, 2005 which was originally filed with the Securities and Exchange Commission on August 23, 2006.

The body of this Form 20-F/A is unchanged from that set forth in the amendment to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2007. However, this Form 20-F/A includes currently dated and executed Section 302 and Section 906 certifications of the Chief Executive Officers and Chief Financial Officer that are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 12.3, 13.1, and 13.2. This Form 20-F/A relates to the Company as of December 31, 2005 and no further attempt has been made to modify or update other disclosures presented in our Form 20-F for the year ended December 31, 2005.

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

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev (incorporated by reference to Exhibit 8.1 to Form 20-F filed by the Company on July 1, 2005).

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by AmBev on June 30, 2004).

11.2	Amendment to Code of Business Conduct (English-language version) (incorporated by reference to Exhibit 11.2 to Form 20-F filed by the Company on July 1, 2005)

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers' Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: November 22, 2007