Form 20-F/A
period 2006-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2007-11-23
CIK 1113172

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as Amendment Number 1 to our Annual Report on Form 20-F which was originally filed with the Securities and Exchange Commission on July 9, 2007.

This Form 20-F/A amends and restates only certain information in the following sections:

Part I - Item 5. Operating and Financial Review and Prospects
Part II - Item 15. Controls and Procedures
Part II - Item 18. Financial Statements

In addition, we are also including currently dated Section 302 and Section 906 certifications of the Chief Executive Officers and Chief Financial Officer that are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 12.3, 13.1, and 13.2.

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F which was prepared and relates to the Company as of December 31, 2006.  However, this Form 20-F/A only amends and restates the Items described above and no attempt has been made to modify or update other disclosures presented in our Form 20-F for the year ended December 31, 2006.

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

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period
		Less than 1			More than
Contractual Obligations	Total	year	1-3 years	4-5 years	5 years
		(in millions of Reais )
Long Term Debt*	11,382.7	786.7	4,168.5	5,060.6	1,366.9
Sales tax deferrals	422.2	16.5	109.1	56.0	240.6
Pension plan	1,832.0	160.5	334.8	353.5	983.2
Other post-retirement liabilities	556.2	50.1	104.3	109.1	292.7
Total contractual cash commitments	14,193.1	1,013.8	4,716.7	5,579.2	2,883.4

*
The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company's best estimates on future interest payable (not yet accrued) in order to better reflect the Companys's future cash flow position.

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

Disclosure Controls and Procedures

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

(e) AmBev shares are traded on the São Paulo Stock Exchange - BOVESPA, and the New York Stock Exchange - NYSE, as American Depositary Receipts (ADRs).

MAIN EVENTS THAT OCCURRED IN 2006 AND 2005

I. Acquisition of control in Quilmes Industrial S.A. (“Quinsa”)

As part of the share purchase agreement of Quinsa entered into in May 2002 (the “SPA”), the other joint controlling shareholders of Quinsa, Beverage Associates Corp. (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev (the “BAC Option”), in periods specified in each year beginning April 2003, or at any moment in which there was a change in the ownership structure of AmBev. In addition, BAC granted AmBev the option, exercisable in April of each year starting in 2009, to require BAC to exchange its class A shares of Quinsa for shares issued by AmBev (the “AmBev Option”).

On April 13, 2006, the Company entered into an agreement (the “BAC Agreement”) whereby (i) BAC agreed to sell all of its shares in Quinsa to AmBev for US$1,223.9 million (subject to certain adjustments) in lieu of shares issued by AmBev as originally provided for in the AmBev Option, (ii) BAC would not be permitted to exercise the BAC Option, and AmBev would not be permitted to exercise the AmBev Option, and (iii) the SPA would be terminated upon closing of the BAC Agreement.

On August 8, 2006, the Company closed the transaction with BAC under the BAC Agreement and acquired all the shares of Beverage Associates Holding LTD (“BAH”) for the total amount of R$2,738.8 (equivalent to US$1.25 billion), resulting in goodwill in the amount of R$2,331.1. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

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

Certain reclassifications have been made to the financial statements for the years ended December 31, 2005, and 2004, presented for comparative purposes, to conform them to CVM Resolutions No. 488 and 489. In addition, other reclassifications have been made with the purpose of improving the presentation of certain amounts and transactions, as well as maintaining comparability between the periods. The Company made the following reclassifications: (i) in Note 17 (e) between financial income and expenses; (ii) from Deferred charges, the balance of goodwill on the merger of InBev Brasil and its respective provision for realization, to “Deferred Income and Social Contribution Taxes” in current and noncurrent. In income, from amortizations and depreciations to the result of the current income and social contribution taxes the portion related to the realization of goodwill and the provision for the merger of InBev Brasil; (iii) judicial (or escrow) deposits made by the Company in connection with ongoing litigation (with a probable likelihood of loss), which would be used to pay opposing parties in the event the Company is unsuccessful in such litigation, have been deducted from “Accrued Liability for Contingencies”, as further detailed in Note 13(a) to these financial statements.”

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