Form 20-F
period 2007-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2008-05-16
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-1519

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
(Exact name of Registrant as specified in its charter)

American Beverage Company – AmBev
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 4º andar
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Common Share	New York Stock Exchange

Common Shares, no par value*

American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Preferred Share	New York Stock Exchange
Preferred Shares, no par value*

*	Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of total outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report was:

343,863,616 Common Shares
271,694,768 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

 Yes  ☐ No  ☒

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares (“ADSs”) of Companhia de Bebidas das Américas - AmBev evidenced by American Depositary Receipts (“ADRs”) representing one preferred share of AmBev and ADSs evidenced by ADRs representing one common share of AmBev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “AmBev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - AmBev and its subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this annual report have been prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Brazilian GAAP is based on Brazilian Corporate Law (Law No. 6,404 of December 15, 1976, as amended, which we refer to as “Brazilian Corporate Law”), the rules and regulations issued by the Comissão de Valores Mobiliários (“CVM”), or the Brazilian Securities Commission, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (“IBRACON”), or the Brazilian Institute of Independent Accountants. See note 23 to our consolidated financial statements included in this annual report for a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais at the period-end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on March 31, 2008 was R$1.7491 to U.S.$1.00, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais into U.S. dollars.

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

i

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

ii

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

Our selected statement of operations and balance sheet data prepared under Brazilian GAAP and U.S. GAAP set forth below as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from AmBev’s consolidated financial statements as of and for the periods then ended. Brazilian GAAP differs significantly from U.S. GAAP and you should read the financial information in conjunction with our audited consolidated financial statements, as well as “Operating and Financial Review and Prospects”.

In January 2003, AmBev acquired an initial 40.5% economic interest in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) and joint control of Quinsa along with Beverages Associates Corp. (“BAC”). On April 13, 2006, AmBev entered into an agreement with BAC to purchase its remaining shares in Quinsa and, as a result, full control. Because of the shared control, AmBev accounted for its interest in Quinsa on a proportional consolidation basis through July 31, 2006 and on a fully consolidated basis thereafter. See “Item 4—Information on the Company—History and Development of the Company—Interest in Quinsa” below for additional information.

In August 2004, AmBev acquired indirect control of Labatt. The results of operations for Labatt have been fully consolidated since August 27, 2004 in our audited financial statements. See “Item 4—Information on the Company—History and Development of the Company—The InBev-AmBev Transactions—Acquisition of Labatt” below for additional information.

B. Statement of Operations Data

	Year ended December 31,
	2007	2006	2005	2004	2003
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Gross sales, before taxes, discounts and returns	37,016.2	32,487.8	28,878.7	23,297.6	17,143.5
Net sales	19,648.2	17,613.7	15,958.6	12,006.8	8,683.8
Cost of sales	(6,546.0)	(5,948.7)	(5,742.3)	(4,780.5)	(4,044.2)
Gross profit	13,102.2	11,665.0	10,216.3	7,226.3	4,639.6
Selling, general and administrative(1)	(5,859.2)	(5,408.7)	(4,998.4)	(3,611.1)	(2,333.6)
Provision for contingencies and other	(25.1)	111.8	(71.5)	(260.2)	(187.9)
Other operating expenses, net	(1,483.2)	(955.1)	(1,075.4)	(420.9)	(240.1)
Financial income	121.8	168.4	95.3	468.6	601.8
Financial expenses	(1,374.8)	(1,246.7)	(1,182.0)	(1,244.9)	(508.7)
Equity in Investees	3.9	1.4	2.0	5.6	(6.2)
Operating income(2)	4,485.6	4,336.1	2,986.2	2,163.4	1,964.9
Non-operating income (expense), net	40.4	(28.8)	(234.3)	(333.9)	(100.7)
Income tax benefit (expense)	(1,592.9)	(1,315.3)	(1,020.2)	(511.8)	(426.1)
Income before equity in affiliates, profit sharing and minority interest	2,933.1	2,992.0	1,731.7	1,317.6	1,438.1
Profit sharing and contributions	(69.4)	(194.4)	(202.8)	(152.4)	(23.6)
Minority interest	(47.3)	8.7	16.8	(3.7)	(2.9)
Net income	2,816.4	2,806.3	1,545.7	1,161.5	1,411.6
Earnings per share and per ADS(3) (4) (excluding treasury shares) at year end	4.58	4.40	2.37	2.13	3.72
Dividends and interest attributable to shareholders’ equity per share and per ADS (excluding treasury shares)(4)(5)
Common shares	2.79	1.78	3.87	1.14	2.54
Preferred shares	3.07	1.95	4.25	1.26	2.80
Number of shares outstanding at year end, excluding treasury shares (in thousands)(4)
Common shares	343,864	344,663	344,889	234,975	156,313
Preferred shares	271,695	292,530	308,573	311,299	222,813

	Year ended December 31,
	2007	2006	2005	2004	2003
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP

Net sales	19,880.6	16,945.4	14,836.7	10,936.7	7,929.4
Operating income	7,580.0	6,177.8	4,478.3	2,856.6	2,038.2
Net income	4,911.2	4,096.7	2,711.0	1,472.7	1,689.4
Earnings per share and per ADS(4) (weighted average)(6)
- Basic
Common shares	8.24	6.52	4.58	2.96	3.95
Preferred shares	9.06	7.18	5.04	3.25	4.34
- Diluted
Common shares	7.21	6.51	4.57	2.94	3.91
Preferred shares	7.93	7.16	5.02	3.23	4.30
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average)(4)(5)
- Basic
Common shares	3.32	2.88	3.86	1.12	2.22
Preferred shares	3.66	3.17	4.24	1.23	2.44
- Diluted
Common shares	2.91	2.88	3.85	1.12	2.19
Preferred shares	3.20	3.17	4.23	1.23	2.41
Weighted average number of shares (thousands)(4)(6)(7)(17)
- Basic
Common shares	288,981	290,981	255,843	223,451	186,644
Preferred shares	279,415	306,330	305,750	249,704	219,522
- Diluted
Common shares	302,013	291,142	255,843	223,883	187,334
Preferred shares	344,679	307,134	306,993	251,866	222,997

C. Balance Sheet Data

	Year ended December 31,
	2007	2006	2005	2004	2003
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Balance Sheet Data:
Cash, cash equivalents and short-term investments	2,483.0	1,765.0	1,096.3	1,505.4	2,534.2
Total current assets	7,880.4	6,817.4	5,474.7	5,379.7	5,500.5
Prepaid pension benefit cost	18.5	17.0	20.0	20.6	22.0
Investments	15,002.5	17,990.4	16,727.1	18,218.7	1,711.4
Property, plant and equipment, net	5,981.5	5,723.9	5,404.6	5,531.7	4,166.3
Deferred income tax – non-current	3,036.8	3,566.7	4,183.5	2,216.6	1,831.8
Total assets	35,475.8	35,645.1	33,401.8	32,802.6	14,830.1
Short-term debt(8)	2,476.3	2,104.6	1,209.4	3,443.1	1,976.1
Total current liabilities	8,486.1	6,844.4	5,052.3	8,771.7	4,720.0
Long-term debt(9)	7,375.9	7,462.0	5,994.2	4,367.6	4,004.3
Accrued liability for contingencies	808.4	579.1	1,037.1	1,471.0	1,232.9
Sales tax deferrals and other tax credits	617.4	687.7	698.9	711.9	768.7
Post-retirement benefit	224.2	326.6	584.6	646.0	72.9
Total long-term liabilities	9,226.0	9,075.8	8,209.7	6,822.5	5,605.5
Minority interest	187.3	222.7	122.6	212.5	196.4
Subscribed and paid-up capital	6,105.2	5,716.1	5,691.4	4,742.8	3,124.1
Shareholders’ equity	17,419.9	19,268.1	19,867.3	16,995.9	4,308.2

U.S. GAAP

Total assets	41,089.9	39,732.0	35,447.5	34,069.0	13,766.0
Shareholders’ equity	20,985.0	21,107.7	20,601.9	17,876.3	4,382.9

D. Other Data

	As of or for the year ended December 31,
	2007	2006	2005	2004	2003
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP

Other Financial Information:

Net working capital(10)	(605.7)	(26.9)	422.4	(3,392.1)	780.5
Cash dividends paid(4)	1,952.6	1,790.8	2,272.0	602.9	1,026.9
Depreciation and amortization of deferred charges(11)	1,424.0	1,188.4	1,087.5	922.2	766.3
Capital expenditures(12)	1,630.9	1,425.7	1,369.5	1,273.7	862.2
Operating cash flows - generated (13)	7,918.6	5,985.2	4,149.6	3,418.7	2,527.6
Investing cash flows - generated (used)(13)	(2,202.4)	(3,785.3)	(1,619.3)	110.7	(2,014.7)
Financing cash flows - generated (used)(13)	(4,825.2)	(1,468.6)	(2,974.0)	(3,433.8)	(346.7)
Other Operating Data:
Total production capacity - Beer(14)	165.6 million hl	143.8 million hl	120.9 million hl	114.2 million hl	88.3 million hl
Total production capacity – CSD & NANC(14)	94.1 million hl	65.5 million hl	42.4 million hl	43.9 million hl	45.7 million hl
Total beer volume sold(15)	103.0 million hl	94.0 million hl	76.7 million hl	63.9 million hl	56.9 million hl
Total CSD & NANC volume sold(15)	39.9 million hl	34.2 million hl	23.6 million hl	22.8 million hl	19.2 million hl
Number of employees(16)	35,593	35,090	28,567	25,974	18,890

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.
(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.
(3)	Each ADS represents either one common share or one preferred share.
(4)
Includes dividends and interest on shareholders’ equity (including withholding tax paid by AmBev in respect thereof). The dividend and interest on shareholders equity per share for Brazilian GAAP purposes is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”. At the Extraordinary General Meeting held on June 29, 2007, AmBev’s shareholders approved a reverse split of its shares in the proportion of 100 existing shares to one new share. Information for prior periods has been restated to give retroactive impact to the reverse stock split.

(5)
Brazilian GAAP and U.S. GAAP differ on the recognition of declared/proposed dividends, specifically with regard to when the dividend should be recognized. Management is required to propose a dividend at year end, which is subject to ratification by the shareholders at a general meeting, and must be recognized under Brazilian GAAP. However, under U.S. GAAP, the proposed dividends may be modified or ratified by the shareholders at a general meeting and are treated as a deduction from shareholders’ equity only when ratified.

(6)
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

(7)
Under U.S. GAAP we have included the net assets of FAHZ, one of our controlling shareholders, on our balance sheet as of December 31, 2007, 2006, 2005, 2004 and 2003. As a result, AmBev shares owned by FAHZ are treated as treasury shares, rather than outstanding shares, thereby reducing the number of our weighted average outstanding shares and increasing our earnings per share. For further information, please refer to our consolidated financial statements contained within this annual report.

(8)	Includes current portion of long-term debt.
(9)	Excludes current portion of long-term debt.
(10)	Represents total current assets less total current liabilities.
(11)	Includes depreciation of property, plant and equipment and amortization of deferred charges.
(12)	Represents cash expenditures for property, plant and equipment.
(13)	Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.
(14)
Represents available production capacity of AmBev and its respective subsidiaries, domestic and international, including Quinsa’s total capacity (through 2005, Quinsa’s capacity is not considered; hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks).

(15)
Represents full-year volumes of AmBev and its respective subsidiaries. Quinsa and its subsidiaries are fully consolidated in 2006 numbers and excluded through 2005. Labatt’s volumes for 2004 were consolidated from August 27 onwards.

(16)
Includes all production- and non-production-related employees of AmBev and its respective subsidiaries. Quinsa and its subsidiaries are included in 2006 results and excluded through 2005. Labatt employees are considered since 2004.

(17)	In the U.S. GAAP selected financial data only, earnings per share have been restated to give retroactive effect to the share dividend distributed by AmBev on May 31, 2005.

E. Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev’s bylaws provide for a mandatory dividend of 35% of its adjusted annual net income, if any, as determined and adjusted under Brazilian GAAP and Brazilian Corporate Law (“adjusted income”). The mandatory dividend includes amounts paid as interest on shareholders’ equity, which is equivalent to a dividend but is a more tax-efficient way to distribute earnings because they are deductible by companies for Brazilian income tax purposes up to a certain limit established in Brazilian tax laws. However, shareholders (including holders of ADSs) have to pay Brazilian withholding tax on the amounts received as interest on shareholders’ equity, whereas no such payment is required in connection with dividends received. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

Adjusted income not distributed as dividends or as interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law or our bylaws; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “Risk Factors—Risks Relating to our Securities—AmBev shareholders may not receive any dividends”. Any dividends payable on AmBev’s preferred shares must be 10% greater than those payable on AmBev’s common shares. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by AmBev, see “Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

AmBev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by AmBev to its preferred and common shareholders since the first half of 2003 in Reais and in U.S. dollars (translated from Reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, in May 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”. Finally, on June 29, 2007 a reverse stock split was approved in the proportion of 100 existing shares to one new share.

Earnings generated	First payment date	Reais per shares(1)(3)	U.S. dollar equivalent per share at payment date(1)(2)

Second half 2002	February 28, 2003	0.93	(preferred)	0.26
		0.84	(common)	0.24
First half 2003	October 13, 2003	1.87	(preferred)	0.66
		1.70	(common)	0.60
Second half 2003	March 25, 2004	0.68	(preferred)	0.23
		0.61	(common)	0.21
First half 2004	October 8, 2004	0.58	(preferred)	0.21
		0.53	(common)	0.19
Second half 2004	February 15, 2005	1.71	(preferred)	0.67
		1.56	(common)	0.61
First half 2005	September 30, 2005	1.07	(preferred)	0.48
		0.97	(common)	0.44
Second half 2005	December 29, 2005	0.84	(preferred)	0.36
		0.76	(common)	0.33
	March 31, 2006	0.63	(preferred)	0.29
		0.58	(common)	0.27
First half 2006	June 30, 2006	0.61	(preferred)	0.28
		0.55	(common)	0.26
	October 30, 2006	0.61	(preferred)	0.28
		0.55	(common)	0.26
Second half 2006	December 28, 2006	0.74	(preferred)	0.35
		0.67	(common)	0.33
First half 2007	March 31, 2007	0.73	(preferred)	0.35
		0.66	(common)	0.32
	June 29, 2007	0.30	(preferred)	0.16
		0.28	(common)	0.14
Second half 2007	October 10, 2007	1.60	(preferred)	0.88
		1.45	(common)	0.80
	December 31, 2007	0.45	(preferred)	0.25
		0.41	(common)	0.23

(1)
The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by AmBev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.

(2)	Translated to U.S. dollars at the exchange rate in effect at the date of payment.

(3)
Through December 31, 2006 the information was provided per thousand shares because AmBev common and preferred shares were generally traded on the Bovespa (as defined below) in blocks of one thousand. At the Extraordinary General Shareholders’ Meeting held on June 29, 2007, AmBev’s shareholders approved a reverse split of its shares in the proportion of 100 existing shares to 1 new share. Information for prior periods have been restated to retroactively reflect the reverse stock split.

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

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated:

	Exchange Rates of Reais per U.S.$1.00
	2007	2006	2005	2004	2003
Low	1.7325	2.0586	2.1633	2.6544	2.8219
High	2.1556	2.3711	2.7621	3.2051	3.6623
Average(1)	1.9483	2.1679	2.4125	2.9257	3.0600
Period End	1.7713	2.1380	2.3407	2.6544	2.8892

Source: Central Bank

(1) Represents the daily average of the exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2008
	April	March	February	January
Low	1.6575	1.6700	1.6715	1.7414
High	1.7534	1.7491	1.7681	1.8301

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

In order to become a Resolution No. 2,689 investor, a foreign investor must:

•	Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	Appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	Complete the appropriate foreign investor registration form;

•	Register as a foreign investor with the CVM; and

•	Register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 461, of October 18, 2004 and Regulatory Instruction No. 748 of June 28, 2007.

Pursuant to the registration obtained by AmBev with the Central Bank in the name of The Bank of New York with respect to the AmBev ADSs to be maintained by the custodian on behalf of The Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares, such holder will be entitled to continue to rely on The Bank of New York’s registration for only five business days after such exchange. After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131/62 or Resolution No. 2,689. Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such AmBev shares.

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

Risks Relating To Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the not-so-distant past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 10.4% in 2003, 6.1% in 2004, 5.1% in 2005, 2.8% in 2006 and 5.2% in 2007. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that the recent turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the Real/U.S. dollar exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. However, the Real has appreciated against the U.S. dollar in recent years. The Real had an appreciation of 22.3% in 2003, resulting in an exchange rate of R$2.8892 per U.S.$1.00 as of December 31, 2003, an 8.8% appreciation in 2004, resulting in an exchange rate of R$2.6544 per U.S.$1.00 as of December 31, 2004, a 13.4% appreciation in 2005, resulting in an exchange rate of R$2.3407, a 9.5% appreciation in 2006, resulting in an exchange rate of R$2.1380 per U.S.$1.00 as of December 31, 2006, and a further 20.7% appreciation in 2007, resulting in an exchange rate of R$1.7713 per U.S.$1.00 as of December 31, 2007.

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

Devaluation of the Real relative to the U.S. dollar may adversely affect our financial performance

Most of our sales are in Reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our operating expenses, in particular those related to packaging such as cans and PET bottles, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, the devaluation of the Real increases our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although for the last five years the Real has appreciated against the U.S. dollar, we cannot assure you that it will continue to do so in the future. Our current policy is to hedge substantially all of our U.S. dollar-denominated debt and operating expenses against adverse changes in foreign exchange rates; however, we cannot assure you that such hedging will be possible at all times in the future.

Increases in taxes levied on beverage products in Brazil and high levels of tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress, including specific draft legislation proposed by the Federal Government altering the IPI and PIS/COFINS taxable basis and tax rates. If we experience a higher burden as a result of the tax reform, this increase may have a material negative impact on our revenues and operating results.

In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of flow meters in all Brazilian beer (in 2004) and carbonated soft drinks (“CSD”) (in 2006) factories in order to help the federal and state governments fight against tax evasion in the beverage industry. We cannot assure you that these regulations will have the expected impact.

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

Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own approximately 99% of Quinsa’s total share capital whereas Quinsa’s net revenues in 2007 corresponded to 13.7% of AmBev’s consolidated results. Quinsa is a holding company whose operating subsidiaries have a substantial portion of its operations in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit signs of stability in 2004, 2005, 2006 and 2007, with real GDP growth at 9% for 2004, 9.2% for 2005, 8.5% for 2006 and 8.7% for 2007, moderate inflation and a stable nominal peso exchange rate during 2007, with variations of 8.5% and -2.6%, respectively, against the US dollar. There was also improvement in the employment situation. The unemployment rate reached 7.5% during the fourth quarter of 2007, compared to 8.7% during the fourth quarter of 2006 and 10.1% for the same period in 2005.

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

U.S. investors may not be able to effect service of process upon, or to enforce judgments against us

We are organized under the laws of the Federative Republic of Brazil. Substantially all of our directors and executive officers and the experts named in this annual report are residents of countries other than the United States. All or a substantial portion of the assets of such non-U.S. residents and of AmBev are located outside the United States. Since under Brazilian case law service of process must be effected in accordance with Brazilian law, it may not be possible for investors to effect service of process within the United States upon such persons or AmBev, or to enforce against them in U.S. courts judgments obtained in such courts based upon civil liability provisions of the Federal securities laws of the United States or otherwise.

Risks Relating To AmBev and its Subsidiaries

We are subject to Brazilian and other antitrust regulations

We have a substantial beer market share in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the combination of Brahma and Antarctica for the creation of AmBev in 1999, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions. We are also party to other antitrust legal proceedings. For further information on this matter see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

AmBev’s participation in the Argentine beer market increased substantially following the acquisition of our interest in Quinsa. Quinsa is subject to constant monitoring by Argentinean antitrust authorities. For further information on this matter see “Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect Quinsa’s business in the future, and therefore, impact the benefits that AmBev anticipates will be generated from this investment.

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our operating expenses is related to commodities such as aluminum, sugar, hops and barley, the prices of which in many cases increased significantly in 2007 and may continue to increase. An increase in commodities prices directly affects our operating costs. Our current policy is to hedge our commodities exposure against adverse changes in the market, however, we can not assure that such hedging will be possible at all times in the future.

Commodity	High Price	Low Price	Avg. 2007	Fluctuation
Aluminum	2,953.00 US$/Ton	2,316.50 US$/Ton	2,639.27 US$/Ton	27.5%
Sugar	11.66 Cents/Bushel	8.36 Cents/Bushel	9.90 Cents/Bushel	39.5%
Corn	34.14 R$/Bag	18.32 R$/Bag	23.28 R$/Bag	86.4%
Wheat	1,009.50 Cents/Bushel	412.0 Cents/Bushel	637.50 Cents/Bushel	145.0%

We are subject to regulation on alcoholic beverages in the countries in which we operate

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, imposing seals on beverage cans, prohibiting the sale of alcoholic beverages on highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—Business Overview—Regulation”.

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

Deterioration in economic and market conditions in other emerging market countries may adversely affect the market price of AmBev’s securities

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors’ perception of economic conditions in Brazil. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in Brazil and other emerging market countries’ securities markets. In the recent past, Argentina, Venezuela, Uruguay and Paraguay experienced a significant economic downturn. The market value of our securities may therefore be adversely affected by events occurring outside of Brazil, especially in other emerging market countries.

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 90.3% of AmBev’s common shares (excluding treasury shares) as of March 31, 2008.

InBev indirectly holds shares of AmBev common stock that represent approximately 73.8% of the total voting power of AmBev’s capital stock (Excluding Treasury Shares) as of March 31, 2008. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Information on the Company—InBev-AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

AmBev shareholders may not receive any dividends

According to our bylaws, AmBev must generally pay its shareholders 35% of its annual adjusted net income. The main sources for these dividends are AmBev’s operations and AmBev’s operating subsidiaries’ dividends. The adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporate Law; therefore, adjusted income may not be available to be paid as dividends in a certain year. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.

It is possible, therefore, that shareholders of AmBev will not receive dividends in any particular fiscal year.

Controls and restrictions on foreign currency remittances could harm the ability of AmBev to transfer dividend payments offshore

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

AmBev ADSs have fewer and less well-defined shareholders’ rights as compared to shareholders’ rights of similar U.S. companies

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

Holders of preferred shares have limited voting rights

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Additional information—Voting Rights.”

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All shares underlying the ADSs are registered in the name of the depositary. A holder of ADSs is entitled to instruct the depositary as to how to vote the common shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote the underlying common shares directly at a shareholders’ meeting or to appoint a proxy to do so.

ITEM 4.	INFORMATION ON THE COMPANY

AmBev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br.

A.	History and Development of the Company

Overview

Companhia de Bebidas das Américas - AmBev is the successor of Companhia Cervejaria Brahma (“Brahma”) and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos (“Antarctica”), two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia changed its name to Companhia Cervejaria Brahma. AmBev, a Brazilian sociedade anônima, was incorporated as Aditus Participações S.A. (“Aditus”) on September 14, 1998. AmBev is a publicly held corporation incorporated under the laws of the Federative Republic of Brazil.

In 1997, Brahma acquired Pepsi-Cola Engarrafadora Ltda. and PCE Bebidas Ltda., PepsiCo bottlers in southern and southeastern Brazil, and at the same time acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil. In 1999, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil. In October 2000, AmBev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. Our PepsiCo franchise agreement expires in 2017, automatically extended for additional ten-year terms.

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

In August 2004, AmBev and InBev, a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev. At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company which owned a controlling stake in AmBev to InBev in exchange for newly issued shares of InBev. After this transaction, InBev became the majority shareholder of AmBev through subsidiaries and holding companies, one of which was InBev Holding Brasil S.A. (“InBev Brasil”).

In April 2006, AmBev entered into an agreement with BAC pursuant to which BAC agreed to sell all its remaining shares in Quinsa to AmBev. Upon the closing of the transaction, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital. This transaction closed on August 8, 2006 and AmBev paid to BAC approximately R$2,738.8 million.

On January 25, 2007, AmBev launched a voluntary offer, through its wholly owned subsidiary Beverages Associates Holding Ltd. (“BAH”), to purchase the outstanding capital stock that was not owned by AmBev or its subsidiaries. On April, 19, 2007, the offer expired and since the minimum tender condition of the offer was not satisfied, the offer expired and was withdrawn without BAH purchasing any Class A shares or Class B shares (including Class B shares held as ADSs).

On February 1, 2007, AmBev announced that its subsidiary Labatt had entered into a Support Agreement with Lakeport, pursuant to which Labatt ultimately acquired 100% of Lakeport for the total consideration of C$208.5 million. (see “—Information on the Company – History and Development of the Company - Lakeport Acquisition”).

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Lda. (“Goldensand”), the controlling shareholder of Brazil’s fifth largest brewer, Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”). The transaction closed on April 17, 2007 (see “- Information on the Company - History and Development of the Company – Cintra Acquisition”).

On December 28, 2007, AmBev launched a new voluntary offer to purchase Class A shares and Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa that were not owned by AmBev or its subsidiaries. The purchase price was initially U.S.$4.0625 per Class A share, U.S.$40.625 per Class B share (U.S.$81.25 per ADS), in cash, without interest; however, because a sufficient number of Class B shares were tendered by January 30, 2008, the purchase price was increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share (U.S.$82.50 per ADS). On February 12, 2008, the voluntary offer to purchase expired, and AmBev accepted for purchase 3,136,001 Class A shares and 8,239,536.867 Class B shares, increasing its voting interest in Quinsa to approximately 99.56% and its economic interest to approximately 99.26%.

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

First, in July 1999 the Braco Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares (“controlling shareholders’ contribution”). As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares, as illustrated below.

Second, in September 1999, Antarctica’s minority shareholders exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly owned subsidiary of AmBev, as shown below.

Third, in September 2000, Brahma’s minority shareholders exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly owned subsidiary of AmBev.

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

CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. In April 2000, CADE approved the controlling shareholders’ contribution subject to certain restrictions. CADE imposed no restrictions in connection with CSDs or other beverages produced by AmBev.

Non-compliance with any obligation under the performance agreement may trigger a minimum daily fine of R$10.3 thousand per occurrence. This daily fine could be increased up to a maximum of R$206,105 per occurrence. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders’ contribution and to file an administrative proceeding against us in the event of non-compliance. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement. Pursuant to the terms of the performance agreement, AmBev had to file with CADE half-yearly reports attesting compliance with its terms and conditions. AmBev filed the tenth and last report in August 2005. CADE has analyzed all reports up to the tenth report and except for the obligations in connection with exclusivity agreements, which is pending because of Braumeister and Tô Contigo’s cases – please see “Investigations” below – all other obligations under the agreement have been considered fulfilled up to the date of such reports.

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

During 2003, we acquired additional Quinsa Class B shares in the open market, increasing our total economic interest in Quinsa to 49.7% as of December 31, 2003. During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to approximately 59.2% as of December 31, 2005.

This acquisition granted AmBev access to leading positions in the Argentine, Bolivian, Uruguayan and Paraguayan markets, as well as to Quinsa’s operations in Chile.

The acquisition of AmBev’s interest in Quinsa was approved with certain restrictions by the Comision Nacional de Defensa de la Competencia (“CNDC”), the Argentine antitrust authority, related to the divestiture of certain brands and industrial assets. The sale of the brands and the plant was concluded in December 2006. Furthermore, in January 2007, the Llavallol malting plant was leased to Tai Pai Malting for a period of 10 years. The CNDC formally approved the fulfillment of the conditions set forth above in December 2006.

In April 2006, AmBev agreed to acquire BAC’s remaining shares in Quinsa. Upon the closing of the transaction, which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital.

On January 25, 2007, AmBev launched a voluntary offer, through its wholly owned subsidiary BAH, to purchase Class A shares and Class B shares (including Class B shares held as ADSs) of Quinsa not owned by AmBev or its affiliates. On April 19, 2007, the offer expired and the minimum tender condition of the offer was not satisfied and as a result, the offer was withdrawn without BAH purchasing any Class A shares or Class B shares.

On December 28, 2007, AmBev launched a new voluntary offer to purchase the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that were not owned by AmBev or its subsidiaries. The purchase price was initially U.S.$4.0625 per Class A share, U.S.$40.625 per Class B share (U.S.$81.25 per ADS), in cash, without interest; however, because a sufficient number of Class B shares were tendered by January 30, 2008, the purchase price was increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share (U.S.$82.50 per ADS). On February 12, 2008, the voluntary offer to purchase expired, and AmBev accepted for purchase 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn. As a result, AmBev’s voting interest in Quinsa increased to 99.56% and its economic interest increased to 99.26%.

Expansion into the North of Latin America

Starting in late 2002, we extended our presence in Latin America through a series of transactions in the northern region of the continent.

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

Peru

In October 2003, we agreed to purchase, through our Peruvian subsidiary AmBev Peru, certain production and distribution assets from Embotelladora Rivera, including two CSDs bottling plants. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In connection with our expansion in Peru, in May 2005 we finalized a brewing and CSDs bottling facility in the region of Lima, and we launched the Brahma brand in the local market.

In March 2006, AmBev entered into an agreement for the sale of 25% of the capital stock of AmBevPeru to Ransa Comercial S.A., a company of the Romero business group (“Romero Group”). The Romero Group is a Peruvian business group that is active in several segments of the Peruvian economy, including the food industry, logistics and financial services. The transaction closed in July 2006, and in September 2006, Ransa acquired an additional 5% interest in AmBevPeru, increasing its stake to 30%.

Ecuador

In December 2003, we acquired an 80% interest in Cerveceria Suramericana, the owner of a brewing facility in the city of Guayaquil, with an annual production capacity of 900,000 hectoliters. The company was renamed Compañía Cervecera AmBev Ecuador S.A. (“AmBevEcuador”), and in October 2004, we launched the Brahma brand in the local market. Under the stock purchase agreement, the previous controlling shareholder had a put to sell to AmBev the remaining 20% of AmBevEcuador. The put right was exercised on February 12, 2007 and closed on March 5, 2007. AmBev paid approximately U.S.$11 million, including the repayment of a shareholder loan.

Dominican Republic

In February 2004, AmBev entered into definitive agreements for the acquisition of a 66% stake in Embotelladora Dominicana, C. por A (currently AmBevDominicana), the Pepsi bottler in the Dominican Republic. AmBev agreed to pay R$204.9 million (approximately U.S.$60 million) for 51% of AmBevDominicana’s total capital, with AmBev’s participation increasing to 66% through an asset contribution to AmBevDominicana consisting of U.S.$10 million and a brewing facility in the region of Santo Domingo, which started operations in August 2005.

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

(1) Illustratively includes affiliated foundations
(2) Reorganized holdings of BRACO Group

Exchange of Shares between Braco Group and Interbrew Founding Families

In March 2004, various entities controlled by the Braco Group entered into an agreement (the “Contribution and Subscription Agreement”) with Interbrew and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in AmBev for newly issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

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

With the consummation of this transaction in August 2004, (i) Labatt became a wholly owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

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

The chart below illustrates the shareholding structure of both AmBev and InBev after the InBev-AmBev transactions in August 2004.

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

Lakeport Acquisition

On February 1, 2007, AmBev announced that its subsidiary Labatt entered into a Support Agreement with Lakeport Brewing Income Fund (“Lakeport”). Under this agreement, Labatt agreed to offer a price of C$28.00 per unit of Lakeport. The Canadian Competition Bureau stated that it required five months to complete its review of the transaction and was not prepared to provide clearance at the end of the 42-day statutory minimum review period. The Bureau brought an action before the Competition Tribunal, an independent court, challenging Labatt’s right to close immediately following this minimum period. The Tribunal found in Labatt’s favor and allowed the transaction to close. The transaction was therefore concluded on March 29, 2007, when the holders of trust units of Lakeport holding in the aggregate 6,578,080 units, representing approximately 91% of the units on a fully-diluted basis, tendered their units and all of the conditions of the offer were satisfied. Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has been fully integrated into Labatt’s business. The Competition Bureau filed a notice of appeal of the Tribunal’s decision on April 10, 2007. The court of appeal rejected the bureau's argument on January 22, 2008. The bureau continues to have three years from the closing to challenge the transaction if it finds of prevention or lessening of competition, and if so to implement a remedy such as divestiture or other arrangement.

Cintra Acquisition

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra. The total transaction value was approximately U.S.$150 million. This transaction closed on April 17, 2007. Pursuant to the purchase and sale agreement, until October 28, 2007, Mr. José Cintra, the former controlling shareholder of Goldensand, had the right to transfer the Cintra brands (Cintra and Mulata) and the related distribution assets to any third party. Should that not occur, Mr. Cintra was required to sell such assets to us for U.S.$10 million. Accordingly, we subsequently acquired 100% of the capital stock of Obrinvest-Obras e Investimentos, S.A. which owned the Cintra brands. These transactions are still subject to CADE’s approval. On May 16, 2007, AmBev agreed with CADE that it would not take any action which could result in a decrease of capacity or efficiency of Cintra’s plants, as well as to continue to invest in the Cintra brands consistent with past practices and market share, in both cases until a final analysis of the transaction is made by CADE. On December 27, 2007, SDE /SEAE issued their joint opinion suggesting the approval of the operation subject to the sale of the Cintra brand. On February 27, 2008, CADE’s general attorney suggested the operation should not be approved. To date, the case is awaiting the opinion of the Federal Public Prosecutor. Afterwards, it will be sent to CADE for its decision.

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

•
Hispanic Latin America (“HILA”), which includes: (i) Quinsa’s operations (Argentina, Bolivia, Paraguay, Uruguay and Chile); and (ii) our operations in the Dominican Republic, Ecuador, Guatemala (which also serves Nicaragua and El Salvador), Peru and Venezuela (together “HILA-ex”);

•
North America, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States. The following map illustrates the main locations where our business units operate:

The following table presents a breakdown of our net revenues by business division:

	Net Revenues (R$ millions)
	Year ended December 31,
	2007		2006		2005
Brazil	12,454.5	63.4%	10,963.1	62.2%	9,902.8	62.1%
Beer Brazil	10,158.1	51.7%	9,045.0	51.4%	8,119.1	51.0%
CSD & NANC	2,110.9	10.8%	1,806.4	10.3%	1,648.7	10.3%
Other Products	185.5	0.9%	111.6	0.6%	135.0	0.8%
HILA	3,367.4	17.1%	2,762.4	15.7%	2,080.3	13.0%
Quinsa(1)	2,686.8	13.7%	2,004.3	11.4%	1,299.9	8.1%
HILA-ex	680.6	3.4%	758.1	4.3%	780.4	4.9%
North America	3,826.2	19.5%	3,888.2	22.1%	3,975.5	24.9%
AmBev Consolidated	19,648.2	100.0%	17,613.7	100.0%	15,958.6	100.0%

(1)	Through July 31, 2006, Quinsa’s net revenues were recorded in proportion to AmBev’s economic stake in Quinsa. Effective August 1, 2006, Quinsa is fully consolidated.

Source: AmBev

The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes (‘000 hl)
	Year ended December 31
	2007		2006		2005
Brazil	94,607.6	66.2%	87,726.7	68.4%	82,743.1	72.3%
Beer Brazil	70,124.5	49.1%	65,654.7	51.2%	62,486.4	54.6%
CSD & NANC	24,483.1	17.1%	22,072.0	17.2%	20,256.7	17.7%
Other Products	-	-	-	-	-	-
HILA	36,802.0	25.8%	29,457.7	23.0%	20,837.3	18.2%
Quinsa(1)	30,524.2	21.4%	22,566.0	17.6%	14,156.2	12.4%
HILA-ex	6,277.8	4.4%	6,891.7	5.4%	6,681.1	5.8%
North America	11,506.6	8.0%	10,963.7	8.6%	10,891.6	9.5%
AmBev Consolidated(2)	142,916.2	100%	128,148.0	100%	114,472.0	100%

(1)	Through July 31, 2006, Quinsa’s volumes are presented in proportion to AmBev’s economic stake in Quinsa. Effective August 1, 2006, Quinsa is fully consolidated.
(2)	Totals may not add due to rounding.

Source: AmBev

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

•	Our people and culture;

•	Top line growth;

•	Building strong brands;

•	Excellence in route to market;

•	Permanent cost efficiency; and

•	Financial discipline.

Our People and Culture

We are aware of the value and importance of highly qualified, motivated and committed employees. We carefully manage our hiring and training process with a view to adding and maintaining outstanding professionals among our ranks. In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees - Compensation - Stock Ownership Plan,” and “Directors, Senior Management and Employees - Compensation - Profit Sharing Plan”.

Another core element of our culture is our distinguished managerial capabilities, which is characterized by: (i) hardworking ethos; (ii) results-focused evaluations; (iii) the encouragement of our executives to act as owners, not only managers; (iv) leadership by personal example; and (v) appreciation for field experience.

Top Line Growth

We are constantly seeking sustainable growth in our net revenues, primarily through four different initiatives:

•	Portfolio management: we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

•	Maximize share of consumer expenditure: we seek to maximize our share of the consumer’s expenditure in our products;

•
Leadership: we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

•	Increase per capita consumption: based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is the only way we can guarantee the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to deeply understand them, be close to them and connect them to our brands in order to build enduring bonds. We bring together tradition and modernity in our product portfolio, in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our beer brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, increasing direct distribution in major cities while still strengthening our third-party distribution system has been one our focus. In Brazil, for instance, instead of operating three inherited, parallel, single-brand systems (each of them dedicated to one of our major brands, Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands.

In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beer refrigerators designed and built to chill beer to the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost and expense control is one of our employees’ top priorities. Each of our departments must comply with its respective annual budget for fixed and variable costs.

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

	2007 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2007
Brazil	24.1%	21.7%	22.8%	31.3%	100%
Beer Brazil	24.1%	21.6%	23.1%	31.1%	100%
CSD & NANC	24.0%	22.1%	22.0%	31.9%	100%
HILA	27.1%	20.0%	21.6%	31.3%	100%
Quinsa	27.1%	19.1%	21.3%	32.2%	100%
HILA-ex	25.7%	24.0%	23.3%	27.1%	100%
North America	18.0%	28.7%	28.3%	25.1%	100%
AmBev Consolidated	24.4%	21.8%	23.1%	30.8%	100%

Description of the Markets Where We Operate

BRAZIL

The Brazilian beer market

In 2007, Brazil was the world’s fourth largest beer market in terms of volume, reaching 104.38 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second most important packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of March 2008, according to Nielsen, we had a 67.0% market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 12.1% market share; Cervejaria Petrópolis S.A. with an 8.8% market share; and Fomento Economico Mexicano S.A (“FEMSA”) with an 8.5% market share in March 2008, according to Nielsen’s public data.

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

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics and iced teas. The CSD segment is the most relevant one for us, representing more than 90% of the profits of our CSD & NANC business unit. In 2007 we also sold isotonics, iced tea and bottled water.

The main flavors of CSD in Brazil are (i) black cola (about 50% of the market), (ii) guaraná, (iii) orange, and (iv) lemon. Most of the CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. Specifically for our portfolio, the 350 milliliter one-way aluminum can is also an important packaging presentation (15% of our volume) , and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 15 bottlers. As of March 2008, according to Nielsen, The Coca-Cola Company family of brands had a 56.4% market share in the Brazilian CSDs market, while we had a market share of 17.2%. Apart from The Coca-Cola Company, we face competition from small regional producers that produce what are usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the guaraná flavor segment, and Pepsi Cola, which is sold under the exclusive bottling agreements with PepsiCo. We also have in our portfolio the brands Gatorade, in the isotonics market, H2OH! in the flavored water market, and Lipton Ice Tea, in the iced tea market, which are also sold under license from PepsiCo.

Our CSD & NANC products are sold through the same distribution system used for beer.

HILA

Quinsa

Argentina

The Argentine beer market

According to our estimates, the Argentine beer market annual sales volume was 15.9 million hectoliters in 2007.

With a population of approximately 39 million, Argentina is Quinsa’s largest and most important market for beer. Quinsa is the largest beer producer in the country, according to Nielsen INB. According to Nielsen INB, on-premise consumption declined from approximately 22% in 1999 to approximately 18% in 2007. This decline reflects the changes that occurred in consumer behavior as a result of the economic turmoil Argentina experienced in recent years. Total sales of beer in supermarkets declined from approximately 18% to approximately 8% of total beer sales in Argentina over the same period, according to our management estimates. The remaining of the volume is consumed in other channels such as the kiosks and small grocery stores.

The Argentine CSD market

According to our estimates, in 2007, the Argentine CSD market annual sales volume was 51 million hectoliters. Per capita consumption grew from 126 liters in 2006 to 133 liters in 2007. We serve more than 340,000 points of sale in all Argentina. Approximately 34% of our CSD volume is directly distributed and 66% is distributed through exclusive third-party distributors. 82% of our sales are through non-returnable bottles. Our most important brand in Argentina is Pepsi, with The Coca-Cola Company being our main competitor.

Bolivia

According to our estimates, the Bolivian beer market annual sales volume was 3.2 million hectoliters in 2007. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. Market volumes have been increasing in the last years, fueled by a combination of factors, such as (i) economic growth, as the economy posted the strongest GDP growth in five years, due in part to the high prices obtained for the country’s commodity exports, principally soybean and tin; (ii) very favorable – warmer, drier – weather conditions; and (iii) a better social climate after the elections that were won by Mr. Evo Morales.

Chile

According to our estimates, the Chilean beer market annual sales volume was 5.6 million hectoliters in 2007.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased since then every year since 2002. Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance, since we are both competing in each other’s principal market.

Paraguay

According to our estimates, the Paraguayan beer market annual sales volume was 2.3 million hectoliters in 2007.

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

Uruguay

The Uruguayan beer market

According to our estimates, the Uruguayan beer market annual sales volume was 0.8 million hectoliters in 2007. Quinsa manages both beer and CSD businesses out of the brewery in Uruguay.

Due to a crisis in Uruguay’s economy, beer market volumes in Uruguay declined by 10% to 0.5 million hectoliters in 2003. However, improvements in Uruguay’s economy resulted in a significant increase in market volumes through 2007.

The Uruguayan CSD market

According to our estimates, in 2007, the Uruguayan CSD market annual sales volume was 3.2 million hectoliters. The market growth in 2007 was a result of a recovery in the economy and also of higher market investments coming from the B-brands. Per capita consumption reached 89.8 liters in 2007 according to our estimates.

We serve more than 37,000 points of sale in all Uruguay, including 8,000 in Montevideo. Approximately 52% of our CSD volume is directly distributed and 48% is distributed through exclusive third-party distributors. More than 70% of our sales are through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

HILA-ex

Central America (including Guatemala, El Salvador and Nicaragua)

In El Salvador, the main packaging presentation is the returnable 12 oz. glass bottle. Our main competitor in El Salvador is the market leader, a local subsidiary of SAB Miller.

In Guatemala, the main packaging presentations are the returnable, 12 oz. and 1 liter glass bottles. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, 1.0 liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture among Guatemala’s Cerveceria Centro Americana and a Costa Rican investor group named Florida Ice & Farm Co.

In all three of these markets, beer is predominantly sold in returnable bottles in small retail stores, and we sell our Brahva, Brahva Beats and Extra brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the beer market annual sales volume in such markets was 2.9 million hectoliters in 2007.

The Dominican Republic

The Dominican beer market

According to our estimates, the Dominican beer market annual sales volume was 3.6 million hectoliters in 2007. The main packaging presentation in that country is the returnable, 650-milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cerveceria Nacional Dominicana, which is owned by local investors and competes with our Brahma and Brahma Light brands.

In connection with our expansion in the Dominican CSD market, we built a brewing facility in the region of Santo Domingo, which started operations in August 2005. We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD market

According to our estimates, the Dominican CSD market annual sales volume was 2.7 million hectoliters in 2007. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We are the leading player in that market, and compete with The Coca-Cola Company, represented by its local bottler and Kola Real.

We entered the Dominican CSD market in February 2004. Our main brands in that country are Red Rock, Pepsi-Cola and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

According to our estimates, the Ecuadorian beer market annual sales volume was 2.7 million hectoliters in 2007. The main packaging presentation in that country is the returnable, 578 milliliter glass bottle, predominantly sold in small retail stores. The leading player in that market is SABMiller.

We entered the Ecuadorian beer market in December 2003 through the acquisition of Cervesursa, which had by that time less than 5% market share through its own Biela brand. In October 2004, the Biela brand was discontinued and we launched the Brahma brand.

Our distribution system in Ecuador is comprised of direct distribution operations and third-party distributors.

Peru

The Peruvian beer market

According to our estimates, the Peruvian beer market annual sales volume was 10.4 million hectoliters in 2007. The main packaging presentation in that country is the returnable, 650-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller and we also face competition from local group Kola Real.

In connection with our expansion in the Peruvian CSD market, we finalized in May 2005 a brewing and CSDs bottling facility in the region of Lima, which allowed us to start selling the Brahma beer brand in that country.

The distribution system used in Peru for our beer business is also used for our CSD sales.

The Peruvian CSD market

According to our estimates, the Peruvian CSD market annual sales volume was 13 million hectoliters in 2007. The main packaging presentation in the country is the 3-liter one-way PET bottle, which is predominantly sold in small retail stores. The leading player in that market is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from B Brands regional producers, which compete mainly on price, usually being sold for a significantly lower price than our products.

We entered the Peruvian CSD market in November 2003. The main brands that we sell in Peru are Concordia, Pepsi-Cola and Triple Kola, all of which are sold under an exclusive bottling agreement with PepsiCo.

Our distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Venezuela

According to our estimates, the Venezuelan beer market annual sales volume was 26.0 million hectoliters in 2007. The main packaging presentation in that country is the returnable, 222-milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cervecería Polar, the market leader, and Cervecería Regional, the second largest player.

Our main brands in Venezuela are Brahma Chopp, Brahma Ice and Brahma Light, and our distribution system is comprised of direct distribution operations and third-party distributors.

North America

Our North America business unit is represented by the Labatt operations, which sells domestic and InBev beer brands as well as Brahma in Canada and exports Canadian brands to the United States. The US operations (owned by InBev) also sell Brahma in the United States.

On February 1, 2007, AmBev announced that Labatt had entered into a Support Agreement with Lakeport. Upon closing of the transaction, Lakeport became wholly owned by Labatt (see “— Information on the Company – History and Development of the Company – Overview”). Lakeport family products currently have approximately 3.3% of beer market share in Canada.

According to our estimates, the annual sales volume in the beer market in Canada was 22.9 million hectoliters in 2007. The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has a market share slightly lower (approximately 40.8%) than ours (approximately 42.8%, including Lakeport). We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd..

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

TBS has been the primary distribution and sales channel for beer in Ontario for 80 years. TBS operates on a cost recovery model under which it charges volume-based fees for services it provides to the Brewers. TBS receives no retail margin or profit on its sales of Beer Inventory. The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario. The Liquor Control Act and the Liquor License Act are administered by the Minister of Consumer and Business Services, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

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

Distribution in the Western Provinces

Molson and Labatt each are a shareholder in Brewers Distributors Limited (“BDL”), which operates a distribution network for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, The Yukon and the Northwest Territories. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

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

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, around 74% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Canada Malting, Soufflet, Agromalte and Avangard. Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from farmers resident in Brazil, Argentina and Uruguay. Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world. We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs. See “Quantitative and Qualitative Disclosure about Market Risk”.

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. The supply of hops is concentrated into a few international companies, namely the Barth-Haas Group, Yakima Chief, Inc., Hopsteiner and HVG Hopfenverwertungsgenossenschaft.

Adjuncts

Corn syrup is purchased from corn producers and Cargill. Corn is purchased to produce gritz in-house in some plants and gritz and rice are purchased in other plants from local suppliers and are generally widely available.

Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per-hectoliter produced. We do not foresee any shortage in our current water supply.

CSDs

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná fruit

We have a 505 hectare farm that provides us with 20 tons of guaraná seeds (berries) per year, or about 10% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brasil.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others. The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Quantitative and Qualitative Disclosure about Market Risk”.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We enter into derivative instruments to avoid the impact of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Quantitative and Qualitative Disclosures About Market Risk.” For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In 2007, we started the construction of a glass bottle producing facility in Rio de Janeiro, which started operating in April 2008. The new unit has a yearly production capacity of 120 thousand tons of glass, approximately 600 million bottles.

Our main can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. We generally have purchased all of the glass bottles used in the packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidros, though with the commencement of the operations of our glass production facility, part of our glass bottle needs will be produced internally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ, which from June 2008 will be transferred to and operated by us pursuant to a lease agreement. Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork. PET pre-forms are principally purchased from Plastpak. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	Each country has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

•	Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in Venezuela, and some regions of Argentina and Canada;

•
Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

•
Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

•
Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by Labatt, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (i) the media channels used, (ii) the contents of advertising campaigns, and (iii) the time and places where beer can be advertised.

Marketing

AmBev’s marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites. On-trade initiatives includes banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

AmBev has long-term agreements with PepsiCo whereby AmBev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017. See “Additional Information—Material Contracts”. AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina and Uruguay. In 2007, sales volumes of PepsiCo products represented 41% of our total CSD & NANC sales volumes in Brazil, nearly 100% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Peru and Uruguay and nearly all of our CSD & NANC sales volumes in Argentina.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire January 2098 and are renewable by either party for a second term of 100 years. In 2007, the Anheuser-Busch brands sold by Labatt represented 38.3% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

In March 2005, AmBev and InBev entered into a 10-year cross-licensing agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Since March 2005, InBev has launched the Brahma brand in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We launched the Stella Artois brand in Brazil in June 2005. Labatt and InBev have an arrangement through which Labatt distributes Stella Artois branded beer in Canada, whereas Quinsa and InBev also have an arrangement allowing Quinsa to produce and distribute Stella Artois in Argentina. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S, under a distribution agreement entered into with Labatt.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2007 represented as a percentage of gross sales was: 28.2% in Brazil; 20.6% in Canada; 7.2% in Central America; 31% in Ecuador; 47% in Peru; 21% in the Dominican Republic; 22.4% in Venezuela; 25.9% in Argentina; 46.7% in Bolivia; 25.7% in Chile; 15.3% in Paraguay; and 38.9% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2007 represented as a percentage of gross sales: 21.7% in Brazil; 10% in the Dominican Republic; 28% in Peru; 8.4% in Venezuela, between 24.6% and 27.3% in Argentina (the final % depends on the type and flavour of the beverage); and 36.3% in Uruguay.

C. Organizational Structure

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and FAHZ, together hold approximately 89.8% of AmBev’s common shares, as of March 31, 2008. InBev indirectly holds shares of AmBev common stock that represent approximately 73.5% of the total voting power of AmBev’s capital stock. InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

Since the merger of CBB into AmBev in May 2005, AmBev conducts the bulk of its operations in Brazil directly. It is also indirectly controls Labatt, the operations of HILA-ex and our stake in Quinsa and QIB. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of February 29, 2008 on total share capital owned.

Organizational Structure

AmBev(1)
DAHLEN(2) AmBev
Labatt Aps(2) AmBev 100.0% Jalua 0.0%
Labatt Brewing(2) Labatt Aps 100.0% Jalua Spain 0.0%
Labatt Subsidiaries(2)
Lambic SA(2) AmBev 87.1% Skol 12.9%
Lambic Chile(2) Lambic S.A. 100.0% Other 0.0%
NCAQ(2) Lambic Chile 100.0% Dunvegan 0.0%
Hohneck Arg(2) AmBev 50.7% SKOL 49.3%
Hohneck Chile(2) Hohneck Arg 100.0% Other 0.0%
DUNVEGAN(2) Hohneck Chile 100.0%
QUINSA(2) Dunvegan 32.4% NCAQ 24.4% AmBev 42.4% Other 0.7%
QIB(2) Quinsa 93.0% Dunvegan 7.0%
Quinsa Subsidiaries(2)
FRATELLI VITA(1) AmBev 78.0% Anep 21.3% Skol 0.1% Eagle 0.0% CRBS 0.2% Other 0.5%
AmBev Bebidas(1) AmBev 99.5% Skol 0.5%
FAZ DO POCO(1) AmBev 91.4% CRBS 8.6%
AGREGA(1) AmBev 50.0% Other 50.0%
ANEP(1) AmBev 100.0% Skol 0.0%
GOLDENSAND(2) AmBev 100.0%
CINTRA(1) Goldensand 95.9% Monthiers 4.11%
RAMONIK(1) Cintra 99.5% Monthiers 0.5%
AmBev International(2) AmBev 100.0%
AROSUCO(1) AmBev 99.7% Skol 0.3%
SKOL(1) Arosuco 100.0% Other 0.0%
CRBS(1) Arosuco 99.8% AmBev 0.0% Other 0.2%
EAGLE(1) AmBev 100.0% Skol 0.0%
JALUA Spain(2) Eagle 100.0% AmBev 0.0%
BRAHMACO(2) Eagle 100.0% Other 0.0%
MONTHIERS(2) Jalua Spain 100.0%
ASPEN(2) Eagle 100.0%
CYMPAY(2) Aspen 98.5% Other 1.5%
AmBev Centroamerica(2) Monthiers 50.0% Other 50.0%
AmBev Co(2) Monthiers 70.0% Other 30.0%
AmBev Peru(2) Ambev CO 100.0%
AmBev Equador(2) Monthiers 100.0%
AmBev Dominicana(2) Monthiers 66.0% Other 34.0%
UBL(2) Monthiers 51.0% Other 49.0%
Brahma Venezuela(2) UBL 99.9% Other 0.1%
PAMPA(2) AmBev 60.0% Monthiers 40.0%
MUSA(2) Malt. Pampa 100.0%
Legend
(1) Brazilian Company
(2) Offshore Company

D. Property, Plant and Equipment

Our properties consist primarily of brewing, malting, bottling, distribution and office facilities in Argentina, Bolivia, Brazil, Canada, Chile, the Dominican Republic, Ecuador, Guatemala (from which we also serve the beer markets of El Salvador and Nicaragua), Paraguay, Peru, Uruguay and Venezuela.

In 2007, our aggregate beer and CSD production capacity was 259.7 million hectoliters per year. Our total annual beer production capacity was 165.6 million hectoliters. Our total CSD production capacity was 94.1 million hectoliters. In 2007, the production of these facilities totaled 103.3 million hectoliters for beer and 40.4 million hectoliters for CSD. These figures include facilities operated by Quinsa’s subsidiaries and Labatt. The recently acquired Cintra plants have approximately 4.2 million hectoliters of beer capacity and 1.2 million hectoliters of CSDs capacity.

The following is a list of our principal production facilities as of March 31, 2008:

Brazil		HILA		North America
Plant	Type of Plant	Plant	Type of Plant	Plant	Type of Plant
Agudos, São Paulo	Beer	HILA-ex		St. John’s	Beer
Brasília, Federal District	Beer	AmBev Venezuela, Venezuela	Beer	Halifax	Beer
Curitiba, Paraná	Beer	AmBevCentroamerica, Guatemala	Beer	Montreal	Beer
Equatorial, Maranhão	Beer	AmBevEcuador, Ecuador	Beer	London	Beer
Goiânia, Goiás	Beer	Hato Nuevo, Dominican Republic	Beer	Edmonton	Beer
Jacareí, São Paulo	Beer			Creston	Beer
Lages, Santa Catarina	Beer	Huachipa, Peru	Mixed	Hamilton	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer	San Martín, Dominican Republic	Soft Drinks
		Sullana, Peru	Soft Drinks
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed	Cympay, Uruguay	Malt
Camaçari, Bahia	Mixed	MUSA, Uruguay	Malt
Cebrasa, Goiás	Mixed	Maltería Pampa, Argentina	Malt
Cuiabá, Mato Grosso	Mixed	Quinsa
Jaguariúna, São Paulo	Mixed	Quilmes, Argentina	Beer
João Pessoa, Paraíba	Mixed	Corrientes, Argentina	Beer
Nordeste, Pernambuco	Mixed	La Paz, Bolivia	Beer
Nova Rio, Rio de Janeiro	Mixed	Santa Cruz , Bolivia	Beer
Manaus, Amazonas	Mixed	Taquiña, Bolivia	Beer
Minas, Minas Gerais	Mixed	Huari, Bolivia	Beer
Teresina, Piauí	Mixed	Tarija, Bolivia	Beer
Águas Claras do Sul, Rio Grande do Sul	Mixed	Santiago, Chile	Beer
Piraí, Rio de Janeiro	Mixed	Minas, Uruguay	Beer
Mogi Mirim, São Paulo	Mixed	Ypané, Paraguay	Beer/ Glass bottle

Curitibana, Paraná	Soft drinks	Zárate, Argentina	Mixed
Contagem, Minas Gerais	Soft drinks	Mendoza, Argentina	Mixed
Jundiaí, São Paulo	Soft drinks	Montevideo, Uruguay	Mixed
Sapucaia, Rio Grande do Sul	Soft drinks
		Córdoba, Argentina	Soft Drinks
Manaus, Amazonas	Crown Cap	Trelew, Argentina	Soft Drinks
Manaus, Amazonas	Concentrate	Buenos Aires South, Argentina	Soft Drinks and Juices
Maltaria Navegantes, Rio Grande do Sul	Malt	Tucumán, Argentina	Soft Drinks/ Bottling

		Montegrande, Argentina	Isotonics
		Tres Arroyos, Argentina	Malt
		Llavallol, Argentina[1]	Malt

Please see “Liquidity and Capital Resources-Secured Debt” for more information about encumbrances in our plants and equipments.

1 This malting facility has been leased to third parties for 10 years.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuations purposes including estimates of future cash flows or discount rates may have resulted in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill for impairment annually and other long-lived assets whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

Pension and other Post-Retirement Benefits

We account for all benefit obligations provided by us, including those in relation to FAHZ, Quinsa and Labatt, in accordance with the IBRACON Accounting Standard and Procedure NPC No. 26, “Pensions and Post-retirement benefits”. This standard requires the comprehensive recording of pension obligations and expenses on an actuarial basis. We recognize in our income a charge to pensions and post-retirement benefits to reflect the change in the actuarial obligation, less the fair value of plan assets and the effect of deferrals.

Plan assets of the Instituto AmBev de Previdência Privada – IAPP (the “AmBev Pension Fund”) include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Although the plan assets of IAPP are considered to be in excess of that required to meet the projected benefit obligation, a reserve of R$379.4 million in 2007 and R$302.4 million in 2006 was recorded against the excess plan assets to face the possible future negative changes in the actuarial assumptions and possible future litigation.

Under US GAAP, as of December 31, 2006 we have adopted SFAS No. 158, Employer’s Accounting for Defined Benefit Plans and Other Post Retirement Benefits – an amendment of SFAS No. 87, 88, 106 and 132I. Under SFAS No. 158 the Company recognized the funded status of each of its defined pension and post-retirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in other accumulated comprehensive income. As required by SFAS No. 158, its provisions were applied on a prospective basis as from December 31, 2006; therefore prior periods presented have not been restated. We have recorded an accrued liability, based on independent actuarial reports at the end of each period which include the pension and other post-retirement obligations payable by AmBev, Quinsa, Labatt and FAHZ.

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

FAHZ Net Assets

FAHZ provides medical, dental, educational and social assistance to our current and retired employees, as well as their beneficiaries and dependents, as discussed in Note 13(b) to the audited financial statements included elsewhere in this report. As of March 31, 2008, FAHZ owned approximately 16.3% of AmBev’s outstanding voting shares and approximately 9% of AmBev’s total outstanding shares. See “Major Shareholders and Related Party Transactions”.

Under Brazilian GAAP, FAHZ is a legally distinct entity and we do not include the assets and liabilities of FAHZ within our financial statements.

Under U.S. GAAP, the net assets of FAHZ are included in the determination of shareholders’ equity and net income of AmBev. The AmBev shares held by FAHZ are accounted for as treasury shares and impact our earnings per share calculation as they reduce our outstanding number of shares.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Note 12 to our financial statements.

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

Total provision for contingencies recorded in our balance sheet as of December 31, 2007 and 2006 totaled R$808.4 million and R$579.1 million, respectively.

We have estimated the total exposures of possible losses, which are not recorded as liabilities, to be R$5,029.9 million at December 31, 2007 (and R$5,876.5 million at December 31, 2006).

Deferred and Current Income Taxes

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

We do not record deferred tax liabilities on the earnings generated by our foreign subsidiaries. Based on the advice of external counsel, we concluded that these earnings are not taxable on remittance to Brazil. The Brazilian tax authorities introduced new legislation in the third quarter of 2001 to, among other measures, subject offshore earnings to income tax in Brazil from December 31, 2002, regardless of whether earnings have been remitted to Brazil. Although we have received a number of assessments in connection with such matter, as described under “—Off-Balance Arrangements,” we continue to believe that the current tax initiatives that we are undertaking will not result in taxes on these earnings, based on the advice of external counsel and we have not therefore recorded a liability for such taxes in our financial statements.

Certain other tax assets arising from the Brazilian GAAP purchase accounting adjustments at the time of the Brahma and Antarctica combination and the subsequent downstream merger of Brahma into Antarctica have not been recorded as recovery is not presently considered probable.

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is demonstrated in Note 23(c)(iv).

Accounting for Derivatives

We enter into foreign currency forward, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers.

These agreements are marked-to-market and recorded at the lower of (i) cost plus interest and (ii) market value. The unrealized gains and losses on these financial instruments are reported in the statement of operations and included in “Financial income” and “Financial expenses.”

Brazilian GAAP requires us to disclose the fair value of financial instruments at the balance sheet date but does not require us to record the unrealized marked-to-market fair value gains in income in the year.

Under Brazilian GAAP, financial instruments designated as hedges for accounting purposes are recorded at cost plus accrued interest (“yield curve”) and gains or losses are deferred and recorded in income when the underlying transaction has occurred. Financial instruments which have not been designated as hedges for accounting purposes are recorded at the lower of (i) cost or (ii) market and recorded in earnings as financial income or expenses when incurred.

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

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we been able to adopt the same criterion to recognize its financial liabilities at market value, it would have recorded an additional loss, before income taxes, of R$466.5 million, on December 31, 2007 (as compared to a loss of R$580.9 million in 2006 and a loss of R$523.4 million in 2005), as follows:

Financial liabilities	Book value	Market value	Difference

“Bonds” – AmBev 11 and AmBev 13	1,802.7	2,179.9	(377.2)
Series A notes (i)	287.1	289.6	(2.5)
Series B notes (ii)	90.3	90.7	(0.4)
Senior notes - BRI (iii)	160.3	171.7	(11.4)
Other currency international financing (iv)	1,828.9	1,828.9	-
Financing in R$(iv)	1,485.1	1,599.2	(114.1)
BNDES/FINEP/EGF (iv)	394.9	394.9	-
Res. 63/ Compror 63 (iv)	893.3	893.3	-
Debentures (2009 and 2012) (iv)	2,120.5	2,120.5	-
Industrial Loan (iv)	476.7	476.7	-
Bond 17	312.4	273.3	39.1
	9,852.2	10,318.7	(466.5)

(i)	Series A Bank Notes entered into by Labatt Canada in U.S. dollars.

(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(iv)	Loans for which book value and fair value are similar

Acquisition of Labatt

We accounted for our transaction with Labatt as an acquisition of Labatt by AmBev for both Brazilian GAAP and U.S. GAAP reporting. Although InBev is the controlling shareholder of AmBev under EITF 96-16, the U.S. GAAP reporting was based on the analysis of paragraph 17 of SFAS 141, Business Combinations, which points to AmBev as the accounting acquirer of Labatt. See Note 23(a)(v) to our consolidated financial statements included herewith.

Accounting for Less than Majority Owned Subsidiaries

Under Brazilian GAAP, we record joint-ventures, including investees in which we share control through our participation in a shareholders’ agreement under the proportional consolidation method. Our results of operation through July 31, 2006 include our proportionate share in Quinsa. We have consolidated Quinsa’s results commencing on August 1, 2006.

For purposes of U.S. GAAP, the subsidiaries that are accounted for under Brazilian GAAP on a proportional consolidation basis are recorded as equity in affiliates under the equity method of accounting as we do not hold a financial controlling interest in their operations.

We believe our accounting for our investment in Quinsa through July 31, 2006 to be consistent with SFAS No. 94 “Consolidation of All Majority-Owned Enterprises” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” and, therefore, no alternative accounting method is available to us. We have acquired full control of Quinsa and therefore fully consolidated its balance sheet and results of operations commencing on August 1, 2006.

We do not have any variable interest entities at December 31, 2007 or 2006 which would be required to be consolidated under the provisions of FASB’s Financial Interpretation Fin 46-R “Consolidation of Variable Interest Entities (revised December 2003)”.

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

Foreign Currency Effects

We have significant amounts of U.S. dollar-denominated assets and liabilities and operating expenses denominated in or linked to U.S. dollars. However, a substantial majority of our revenues are generated in currencies for which the exchange rate to the U.S. dollar may present significant volatility.

Fluctuations in the exchange rate to the U.S. dollar of currencies in which our revenues are generated may cause the following impact on our results of operations:

•
Increases in our cost of sales and operating expenses, negatively impacting our operating margins. Historically, we have been able to raise prices in line with inflation and implement cost saving initiatives to partly offset cost and expenses increases due to exchange rate volatility. However, during periods of rapid devaluation or when the rate of devaluation significantly exceeds that of inflation, we may not be able to raise prices at a rate sufficient to offset our cost and expenses increases, or to recover such cost and expense increases in future periods. For risk management purposes, we may decide to hedge the whole or part of our cost and expenses exposure in U.S. dollars in order to avoid short-term volatility in our results; and

•
Volatility in our financial results, for the effects of fluctuations in exchange rates on our U.S. dollar transactions (i.e., cash, cash equivalents, short-term investments, investments abroad, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded as financial income, financial expense and other operating income (expense), net in our statements of operations.

We have hedge policies designed to manage commodity and currency risks to protect our exposure to U.S. dollar-denominated transactions and net assets from the significant devaluations of the currencies in which we operate. We may also enter into commodity and cross-currency interest rate swap contracts to offset gains or losses generated by our U.S. dollar denominated transactions and loans. Under Brazilian GAAP, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lower of their market value or accrual value.

Commodities Price Effects

AmBev has a significant exposure to fluctuations in the price of aluminum, barley and sugar, which may significantly impact our cost of sales. For risk management purposes, we entered into hedging agreements during 2007, which had a negative impact on our results in 2007. Another significant exposure relates to fluctuations in the price of sugar, which decreased by approximately 4.4% during 2007.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The composite statutory rate applicable for the years ended on December 31, 2007, 2006 and 2005 was 34%. For the years of 2007, 2006 and 2005, our Brazilian GAAP effective tax rate was a charge of 36% in 2007, a charge of 32% in 2006 and a charge of 40% in 2005.

The major reasons for the differences between the effective tax rates and the Brazilian composite statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies subject to different foreign tax rates; (iv) valuation allowances against net operating losses and reversals; (v) non-taxable benefits arising from state value-added incentive programs; (vi) amortization of goodwill according to Brazilian tax legislation; (vii) tax loss carryforwards; (viii) re-filings of tax returns following changes in interpretation of certain deductions; and (ix) currency fluctuations.

Tax losses available for offset

We had recorded tax loss carryforward assets available for offset of R$781.7 million as of December 31, 2007. Income tax losses available for offset in Brazil do not expire; however, the annual offset is limited to 30% of pre-tax income.

Year ended December 31, 2007 Compared with Year ended December 31, 2006

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil, consisting of:

(i) Beer Brazil;

(ii) CSD & NANC - carbonated soft drinks and non-alcoholic, non-carbonated segments; and

(iii) Other products – consists of the sale of malt and byproducts, such as malt spent grains, residual yeast from beer production and pulp from bottle labels.

•	Hispanic Latin America - HILA, consisting of:

(i) Quinsa – represents AmBev’s stake in Quinsa (approximately 91% as of December 31, 2007, meaning that Quinsa’s results were fully consolidated), which operates in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

(ii) HILA-ex – represents AmBev’s other operations in Latin America, where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela) and CSDs (Dominican Republic and Peru).

•	North America, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2007 and 2006:

	Consolidated Financial Highlights
	2007	2006	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)
Sales volume—000 hectoliters(1)	142,916	128,148	11.5%
Net sales	19,648.2	17,613.7	11.6%
Net revenue per hectoliter—R$/hl	137.5	137.4	0.1%
Cost of sales	(6,546.0)	(5,948.7)	10.0%
Gross profit	13,102.2	11,665.0	12.3%
Gross margin (%)	66.7%	66.2%
Selling, general and administrative expenses	(5,859.2)	(5,408.7)	8.3%
Provisions for contingencies	(25.1)	111.8	—
Other operating income (expenses), net	(1,483.2)	(955.1)	55.3%
Equity in results of subsidiaries	3.9	1.4	—
Net financial income (expenses)	(1,253.0)	(1,078.3)	16.2%
Operating income(2)	4,485.6	4,336.1	3.5%
Operating margin (%)	22.8%	24.6%
Net income	2,816.4	2,806.3	0.4%
Net margin	14.3%	15.9%
Earnings per share(3)	4.58	4.40	4.1%

Amounts may not add due to rounding.

(1)	Total beverage sales volume combines AmBev’s own beverage volume with our share of the total volume in Quinsa through July 31, 2006 since we started to fully consolidate Quinsa on August 1, 2006.

(2)	Under Brazilian GAAP, operating income includes net financial expense.

(3)
Calculated based on year-end number of shares, net of treasury shares. The information for 2006 has been restated to reflect the reverse stock split approved on June 29, 2007 of 100 shares to 1 (one) share.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.3)	(33.8)
Gross profit	66.7	66.2
SG&A	(29.8)	(30.7)
Provision for contingencies	(0.1)	0.6
Other operating expenses, net	(7.5)	(5.4)
Net financial expenses	(6.4)	(6.1)
Operating income	22.8	24.6

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007			2006
	(R$ in millions)
	Brazil	HILA	North America	Brazil	HILA	North America
Net sales	12,454.5	3,367.4	3,826.2	10,963.1	2,762.4	3,888.2
Cost of sales	(3,902.5)	(1,483.4)	(1,160.1)	(3,492.2)	(1,266.2)	(1,190.2)
Gross profit	8,552.0	1,884.0	2,666.1	7,470.9	1,496.2	2,697.9
SG&A	(3,458.5)	(1,063.1)	(1,337.7)	(3,038.3)	(955.6)	(1,414.8)

Net Sales

Net sales increased by 11.6% for the year ended December 31, 2007 to R$19,648.2 million from R$17,613.7 million in the same period in 2006.

	Sales Volumes Year ended December 31,
	2007		2006
	(Thousands of hectoliters, except percentages)
Brazil	94,607.6	66.2%	87,726.7	65.5%
Beer Brazil	70,124.5	49.1%	65,654.7	51.2%
CSD & NANC	24,483.1	17.1%	22,072.0	17.2%
Other Products			–
HILA	36.802.0	25.8%	29,457.7	23.0%
Quinsa(1)	30,524.2	21.4%	22,566.0	17.6%
HILA-ex	6,277.8	4.4%	6,891.7	5.4%
North America	11,506.6	8.0%	10,963.7	8.6%
AmBev Consolidated	142,916.1	100.0%	128,148.0	100.0%

(1)	Represents our proportional share of total Quinsa’s sales volumes through July 31, 2006 and 100% of its volume thereafter.

Source: AmBev

Brazilian Operations

Net sales from our Brazilian operations increased by 13.6% for the year ended December 31, 2007 to R$12,454 million from R$10,963.1 million in the same period in 2006.

Beer Brazil. Net sales of beer in Brazil increased by 12.3% for the year ended December 31, 2007 to R$10,158.2 million from R$9,045.1 million in the same period in 2006. This was due to a 6.8% increase in volumes sold as a result of an increase in the Brazilian beer market, partly offset by a lower market share in the period when compared to last year (67.8% in the year ended December 31, 2007 compared to 68.8% in the same period in 2006) and the acquisition of Cintra in April 2007. Net sales per hectoliter increased by 7.8% to R$144.9/hl in 2007 from R$137.8/hl in 2006, mainly as a result of a price adjustment implemented during the first quarter of 2007, an increase in our direct distribution network and increase in the premium segment as a percentage of total volume sales.

CSD & NANC. Net sales increased by 16.9% for the year ended December 31, 2007 to R$2,110.9 million from R$1,806.4 million in the same period in 2006. This was due to a 10.9% increase in CSD & NANC volume for the year ended December 31, 2007 behind both industry growth and market share gain supported by our innovations, as well as a 5.4% increase in net sales per-hectoliter for CSDs for the year ended December 31, 2007 compared with the same period in 2006. This increase was mainly a result of price adjustments implemented during the first quarter of 2007 and an increase in our direct distribution network.

Other Products. Net sales increased by 66.2% for the year ended December 31, 2007 to R$185.5 million from R$111.6 million in the same period in 2006.

HILA Operations

Net sales increased by 21.9% for the year ended December 31, 2007 to R$3,367.4 million from R$2,762.4 million in the same period in 2006. Quinsa’s performance and increased consolidation were the main reasons for this increase.

Quinsa. Net sales were R$2,686.8 million in 2007, compared to R$2,004.3 in 2006, yielding a growth of 34.1% in the period. The main reasons for the increased revenues were beer and CSD volume growth of 29.3% and 45.4%, respectively; and the impact of fully consolidating Quinsa for a full year, compared to proportionally consolidating it through July 31, 2006 and fully consolidating it afterwards. This impact was partly offset by the sale of certain Quinsa brands in December 2006 as required by the Argentinian antitrust authority. See “Item 4.—Information on the Company—History and Development of the Company—Interest in Quinsa,” above.

HILA-ex. AmBev’s operations in HILA-ex experienced a revenue decrease of 10.2% in 2007, to R$680.6 million. The main reasons for the decrease were a volume decline of 8.9% and a drop of 10.2% in net revenues per hectoliter, as a consequence of a difficult industry performance in Venezuela, which more than offset positive performances in Peru and the Dominican Republic and the appreciation of the Real against other currencies from HILA-ex countries.

North America

Labatt’s operations in North America contributed R$3,826.2 million to AmBev’s consolidated revenues, a reduction of 1.6%. This result is mainly explained by the appreciation of the Real in the period, which more than offset the impact of the acquisition of Lakeport in Ontario in April, a difficult pricing environment, a reduction of 8.4% in net revenues per hectoliter for export sales in Canadian Dollars, and the appreciation of the Real against the Canadian Dollar. This result was partly offset by increase in domestic volume by 6.1%, driven by the acquisition of Lakeport and healthy performance of core brands, including Budweiser, Stella Artois and Alexander Keiths.

Cost of Sales

Total cost of sales increased by 10% for the year ended December 31, 2007 to R$6,546.0 million from R$5,948.7 million in the same period in 2006.

As a percentage of our net sales, total cost of sales decreased to 33.3% in 2007 from 33.8% in 2006.

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 11.7% for the year ended December 31, 2007 to R$3,902.5 million from R$3,492.2 million in the same period in 2006.

On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 3.6% for the year ended December 31, 2007 to R$41.2/hl from R$39.8/hl in the same period in 2006.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 9.2% for the year ended December 31, 2007 to R$2,809.8 million from R$2,573.6 million in the same period in 2006. On a per hectoliter basis, cost of sales for our Brazilian Beer operations increased by 2.2% for the year ended December 31, 2007, to R$40.1/hl from R$39.2/hl in the same period in 2006. This increase was a result of (i) impact of packaging mix towards cans, (ii) labor cost inflation, and (iii) higher prices for certain raw materials, including corn, partly offset by the expected positive impact of our hedges and other initiatives implemented during the year.

CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations increased by 11.2% for the year ended December 31, 2007 to R$976.5 million from R$877.8 million in the same period in 2006. On a per-hectoliter basis, cost of sales remained relatively stable with a 0.3% increase for the year ended December 31, 2007 to R$39.9/hl from R$39.8/hl in the same period in 2006, primarily due to expected gains in our raw material prices and foreign exchange hedges which offset labor cost inflation and negative product mix.

Other Products. The cost of sales of other products in Brazil decreased 184.8% for the year ended December 31, 2007 to R$116.2 million from R$40.8 million for the same period in 2006.

HILA Operations

Cost of sales for our HILA operations increased 17.2% for the year ended December 31, 2007 to R$1,483.4 million from R$1,266.2 million in the same period in 2006. On a per-hectoliter basis, cost of sales for our HILA operations decreased by 3.9% for the year ended December 31, 2007 to R$40.3/hl from R$42.9/hl in the same period in 2006.

Quinsa. Cost of sales were R$1,088.2 million in 2007 a 34.5% increase from 2006. On a per hectoliter basis, cost of sales decreased by 0.5% in the year. The main factors explaining the increase in cost of sales are (i) a 35.3% increase in the volume sold, (ii) labor inflation, principally in Argentina and (iii) total consolidation of Quinsa starting August 1, 2006, partly offset by the sale of certain brands and translation gains in the period.

HILA-ex. The cost of sales in AmBev’s HILA-ex operations declined 13.6%, reaching R$395.2 million. The main factor leading to this decrease is a more efficient cost structure, which resulted in a 5.2% decrease of cost of sales on a per hectoliter basis.

North America

Cost of sales for Labatt decreased 2.5% for the year ended December 31, 2007 to R$1,160.1 million from R$1,190.2 million in the same period in 2006. In Canadian Dollars, the cost of sales dropped 2.3%. The main factor contributing to such reduction was a favorable brand mix and a more efficient cost structure in breweries which resulted in a 7.1% decrease in cost of sales per hectoliter.

Gross Profit

Gross profit increased by 12.3% for the year ended December 31, 2007 to R$13,102.2 million from R$11,665.0 million in the same period in 2006. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2007			2006
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Brazil	8,552.1	65.3%	68.7%	7,470.9	64.1%	68.1%
Beer Brazil	7,348.4	56.1%	72.3%	6,471.5	55.5%	71.5%
CSD & NANC	1,134.4	8.6%	53.7%	928.5	8.0%	51.4%
Other Products	69.3	0.6%	37.3%	70.9	0.6%	63.5%
HILA	1,884.0	14.4%	55.9%	1,496.2	12.8%	54.2%
Quinsa(1)	1,598.6	12.2%	59.5%	1,195.5	10.2%	59.6%
HILA-ex	285.4	2.2%	41.9%	300.7	2.6%	39.7%
North America	2,666.1	20.3%	69.7%	2,697.9	23.1%	69.45
AmBev Consolidated	13,102.2	100.0%	66.7%	11,665.0	100.0%	66.2%

(1)	Calculated based on our proportional share of the results of operations of Quinsa through July 31, 2006.

Selling, General and Administrative Expenses (SG&A)

AmBev’s SG&A expenses amounted to R$5,859.2 million for the year ended December 31, 2007, an 8.3% increase over the same period in 2006. An analysis of SG&A expenses at each business unit is set forth below.

Brazil

SG&A expenses in Brazil amounted to R$3,458.5 million for the year ended December 31, 2007, an increase of 13.8% over the same period in 2006.

Beer Brazil. SG&A expenses reached R$2,881.6 million for the year ended December 31, 2007, increasing 13.0% over the same period in 2006. The main elements that resulted in the increase in such operating expenses were inflation in the period, higher sales volume through AmBev’s direct distribution structure and a 6.8% increase in sales volume.

CSD & NANC. SG&A expenses for the CSD & NANC segment were R$573.3 million for the year ended December 31, 2007, an increase of 18.1% over the same period in 2006. The main elements responsible for this increase were inflation in the period, higher sales volume through AmBev’s direct distribution structure and a 10.9% increase in sales volume.

Other Products. Other Products sales generated SG&A expenses of R$3.6 million for the year ended December 31, 2007, increasing 5.9% over the same period in 2006.

HILA

SG&A for the HILA business unit amounted to R$1,063.0 million for the year ended December 31, 2007, increasing 11.2% over the same period in 2006. A more detailed analysis of the development of these expenses is set forth below.

Quinsa. SG&A totaled R$660.3 million for the year ended December 31, 2007, increasing 36.1% over the same period in 2006. This increase is mostly explained by AmBev’s total consolidation of Quinsa’s results starting on August 1, 2006 and higher labor inflation, principally in Argentina.

HILA-ex. SG&A for AmBev’s operations in HILA-ex amounted to R$402.7 million for the year ended December 31, 2007, decreasing 14.4% compared to the same period in 2006 as a result of better positioning of our brands and restructuring of our operations to reflect the competitive environment in the region.

North America

Labatt’s SG&A was R$1,337.7 million for the year ended December 31, 2007, a decrease of 5.5% as compared to 2006. In Canadian Dollars, sales, general and administrative expense decreased by 6.3%. This decrease is a result of ongoing initiatives towards zero based budgeting implementation.

Provisions for Contingencies

Provisions for contingencies and others recorded an expense of R$25.1 million for the year ended December 31, 2007 compared to net gains of R$111.8 in 2006. The main impact was a reversion of R$314.9 million related to PIS and COFINS claims in 2006. For more information about the major lawsuit regarding this reversion, see “Legal Proceedings—Tax Matters—Value Added Tax, Excise Tax and Taxes on Net Sales.”

Other Operating Income (Expense), net

The net balance of other operating income and expenses for the year ended December 31, 2007 represented a loss of R$1,483.2 million, 55.3% higher in relation to the net expense of R$955.1 recorded in 2006. The breakdown of the main entries is shown as follows: (i) an expense of R$1,560.3 million related to goodwill amortization, compared to an expense of R$1,283.0 million in 2006; (ii) a gain of R$226.5 million referring to capital increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil, compared to a gain of R$165.4 million in 2006; and (iii) an expense of R$227.5 million derived from exchange rate variation in subsidiaries abroad, compared to a gain of R$79.4 million in 2006. The increase in goodwill amortization is a result of the Lakeport and Cintra acquisitions and the higher goodwill amortization for Labatt in 2007.

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

Financial income for the year ended December 31, 2007 was R$121.8 million compared to R$168.4 million in the same period in 2006.

Financial expenses for the year ended December 31, 2007 were R$1,374.8 million compared to R$1,246.7 million in the same period in 2006. This difference is due to a higher debt balance.

Net financial results for the year ended December 31, 2007 were a loss of R$1,253.0 million, compared to a loss of R$1,078.3 million in the same period of 2006, primarily due to higher debt in connection with the Quinsa acquisition in August 2006.

Operating Income

Operating income increased by 3.4% for the year ended December 31, 2007 to R$4,481.7 million from R$4,336.1 million in the same period in 2006.

Non-Operating Income (Expense), net

The net balance of other non-operating income and expenses resulted in a gain of R$40.4 million in 2007, compared to a loss in 2006 of R$28.8 million. This is a result of the following: (i) gains on asset sales in the amount of R$38.9 million, compared to a gain of R$4.4 million in 2006; and (ii) a provision for losses on fixed assets in the amount of R$0.4 million, compared to provisions of R$18.0 million in 2006.

Income Tax Benefit (Expense)

Our consolidated income tax and social contribution for the year ended December 31, 2007 was a charge of R$1,592.9 million, up 21.1% from R$1,315.3 million in 2006. At the nominal tax rate of 34%, income tax for the year ended December 31, 2007 would have amounted to R$1,515.2 million. Our effective income tax rate in the year ended December 31, 2007 was negatively impacted by higher earnings before taxes and a decrease in the benefit from tax deductible distribution of interest on shareholder’s equity (R$368.6 million in 2007, against R$500.9 million in 2006) as a result of lower interest rates in Brazil in 2007 when compared to 2006.

Profit Sharing and Contributions

Provisions for employee and management profit sharing decreased to R$69.4 million for the year ended December 31, 2007 from R$194.4 million in the same period in 2006. Both in 2007 and 2006, as AmBev’s corporate goals were met, our employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan.”

Minority Interest

Minority shareholders in our subsidiaries shared a gain of R$47.3 million for the year ended December 31, 2007 compared to a loss of R$8.7 million in 2006.

Net Income

Net income increased by 0.4% for the year ended December 31, 2007 to R$2,816.4 million from R$2,806.3 million in the same period in 2006.

Year ended December 31, 2006 Compared with Year ended December 31, 2005

The following table sets forth the consolidated financial highlights of AmBev for the years ended December 31, 2006 and 2005:

	Consolidated Financial Highlights
	2006	2005	% Change
Brazilian GAAP	(R$ in millions, except volume amounts, percentages and per share amounts)
Sales volume—000 hectoliters(1)	128,148	114,472	11.9%
Net sales	17,613.7	15,958.6	10.4%
Net revenue per hectoliter—R$/hl	137.4	139.4	-1.4%
Cost of sales	(5,948.7)	(5,742.3)	3.6%
Gross profit	11,665.0	10,216.2	14.2%
Gross margin (%)	66.2%	64.0%
Selling, general and administrative expenses	(5,408.7)	(4,998.4)	8.2%
Provisions for contingencies	111.8	(71.5)	n.m.
Other operating income (expenses), net	(955.1)	(1,075.3)	-11.2%
Equity in results of subsidiaries	1.4	2.0	-30.3%
Net financial income (expenses)	(1,078.3)	(1,086.7)	-0.8%
Operating income(2)	4,336.1	2,986.2	45.2%
Operating margin (%)	24.6%	18.7%
Net income	2,806.3	1,545.7	81.5%
Net margin	15.9%	9.7%
Earnings per share – R$(3)	4.40	2.37	86.2%

Amounts may not add due to rounding.

(1)	Represents our proportional share of total Quinsa’s sales volumes through July 31, 2006 and 100% of its volume thereafter.

(2)	Under Brazilian GAAP, operating income includes net financial expense.

(3)
Calculated based on year-end number of shares, net of treasury shares. The information for 2006 has been restated to reflect the reverse stock split approved on June 29, 2007 of 100 shares to 1 (one) share.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006	2005
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.8)	(36.0)
Gross profit	66.2	64.0
SG&A	(30.7)	(31.3)
Provision for contingencies	0.6	(0.4)
Other operating income (expenses), net	(5.4)	(6.7)
Net financial income (expenses)	(6.1)	(6.8)
Operating income (expenses)(1)	24.6	18.7

(1)	Under Brazilian GAAP, operating income includes net financial expense.

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2006 and 2005:

	Year ended December 31,
	2006			2005
	(R$ in millions)
	Brazil	HILA	North America	Brazil	HILA	North America
Net sales	10,963.1	2,762.4	3,888.2	9,902.8	2,080.3	3,975.5
Cost of sales	(3,492.2)	(1,266.2)	(1,190.2)	(3,488.9)	(953.1)	(1,300.3)
Gross profit	7,470.9	1,496.2	2,697.9	6,413.9	1,127.1	2,675.2
SG&A	(3,038.3)	(955.6)	(1,414.8)	(2,942.2)	(764.7)	(1,466.7)

Net Sales

Net sales increased by 10.4% for the year ended December 31, 2006 to R$17,613.7 million from R$15,958.6 million in the same period in 2005.

	Sales Volumes Year ended December 31,
	2006		2005
	(Thousands of hectoliters, except percentages)
Brazil	87,726.7	68.4%	82,743.1	72.3%
Beer Brazil	65,654.7	51.2%	62,486.4	54.6%
CSD & NANC	22,072.0	17.2%	20,256.7	17.7%
Other Products	-	-	-	-
HILA	29,457.7	23.0%	20,837.3	18.2%
Quinsa(1)	22,566.0	17.6%	14,156.2	12.4%
HILA-ex	6,891.7	5.4%	6,681.1	5.8%
North America	10,963.7	8.6%	10,891.6	9.5%
AmBev Consolidated	128,148.0	100%	114,472.0	100%

(1)	Represents our proportional share of total Quinsa’s sales volumes through July 31, 2006 and 100% of its volume thereafter.

Source: AmBev

Brazilian Operations

Net sales from our Brazilian operations increased by 10.7% for the year ended December 31, 2006 to R$10,963.1 million from R$9,902.8 million in the same period in 2005, primarily as a result of growth in beer and CSD & NANC sales.

Beer Brazil. Net sales of beer in Brazil increased by 11.4% for the year ended December 31, 2006 to R$9,045.0 million from R$8,119.1 million in the same period in 2005. This was due to a 5.1% increase in volumes sold as a result of an increase in the Brazilian beer market, and a higher market share in the period (68.8% in the year ended December 31, 2006 compared to 68.3% in the same period in 2005). Net sales per hectoliter increased by 6% to R$137.8/hl in 2006 from R$129.9/hl in 2005, mainly as a result of a price adjustments implemented in December 2005, greater contribution in the sales mix from our direct sale operation and increase in the premium segment (our premium brands, Bohemia and Original grew volumes by 19.7% and 38.3% respectively).

CSD & NANC. Net sales increased by 9.6% for the year ended December 31, 2006 to R$1,806.4 million from R$1,648.7 million in the same period in 2005 mainly as a result of a 9% increase in CSD & NANC volume for the year ended December 31, 2006 and a 0.6% increase in net sales per hectoliter for CSDs for the year ended December 31, 2006 compared with the same period in 2005, mainly as a result of price adjustments implemented during 2006, greater contribution in the sales mix from our direct sale operation and higher share of multi-serve package within our mix, which has a negative effect on net revenues per-hectoliter.

Other Products. Net sales decreased by 17.3% for the year ended December 31, 2006 to R$111.6 million from R$135.0 million in the same period in 2005.

HILA Operations

Net sales increased by 32.8% for the year ended December 31, 2006 to R$2,762.4 million from R$2,080.3 million in the same period in 2005. Quinsa’s performance and increased consolidation were the main reasons for such increase.

Quinsa. AmBev’s stake in Quinsa contributed R$2,004.3 million to our consolidated revenues, yielding a growth of 54.2%. The main reasons for the increased revenues were beer and CSDs volume growth of 9.8% and 25.5%, respectively; consolidated volume growth of 15.1%; reduction of 3.5% in revenues per-hectoliter, reaching R$88.6; and a higher consolidation of Quinsa’s results into AmBev (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. AmBev’s operations in HILA-ex presented a revenue decrease of 2.9% in 2006, accumulating R$758.1 million. The main reasons for the decrease were a volume growth of 3.2% and a drop of 5.9% in net revenues per-hectoliter, as a consequence of a difficult competitive scenario and appreciation of the Real against other currencies from HILA-ex countries.

North America

Labatt’s operations in North America contributed R $3,888.2 million to AmBev’s consolidated revenues, a reduction of 2.2%. This result is mainly explained by an increasing sales volume in the local market (0.6%) and export market (0.8%), growth of 0.6% in net revenues per-hectoliters for domestic sales in Canadian Dollars, reduction of 4.6% in net revenues per hectoliter for export sales in Canadian Dollars and the appreciation of the Real against the Canadian Dollar.

Cost of Sales

Total cost of sales increased by 3.6% for the year ended December 31, 2006 to R$5,948.7 million from R$5,742.3 million in the same period in 2005.

As a percentage of our net sales, total cost of sales decreased to 33.8% in 2006 from 36% in 2005.

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 0.1% for the year ended December 31, 2006 to R$3,492.2 million from R$3,488.9 million in the same period in 2005.

On a per-hectoliter basis, our Brazilian operations’ cost of sales decreased by 5.6% for the year ended December 31, 2006 to R$39.8/hl from R$42.2/hl in the same period in 2005.

Beer Brazil. Cost of sales for our Brazilian beer operations decreased by 0.1% for the year ended December 31, 2006 to R$2,573.6 million from R$2,575.3 million in the same period in 2005. On a per-hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 4.9% for the year ended December 31, 2006, to R$39.2/hl from R$41.2/hl in the same period in 2005. This decrease was a result of (i) a higher dilution of the fixed costs, which was possible due to sales volume growth; (ii) the productivity gains and corresponding production cost decreases resulting from AmBev’s continuous program of manufacturing industry excellence; and (iii) gains from better exchange rate in the purchase of inputs that are sensitive to U.S. dollar fluctuation.

CSD & NANC. Cost of sales for our Brazilian CSD & NANC operations increased by 3.1% for the year ended December 31, 2006 to R$877.8 million from R$851.7 million in the same period in 2005. On a per-hectoliter basis, cost of sales decreased 5.4% for the year ended December 31, 2006 to R$39.8/hl from R$42.0/hl in the same period in 2005. Similar to the beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs, more than offset the increase in exchange rate for the purchase of raw materials.

Other Products. The cost of sale of other products in Brazil decreased 34.1% for the year ended December 31, 2006 to R$40.8 million from R$61.9 million for the same period in 2005.

HILA Operations

Cost of sales for our HILA operations increased 32.9% for the year ended December 31, 2006 to R$1,266.2 million from R$953.1 million in the same period in 2005. On a per-hectoliter basis, cost of sales for our HILA operations decreased by 6.2% for the year ended December 31, 2006 to R$42.9/hl from R$45.7/hl in the same period in 2005.

Quinsa. The consolidation of Quinsa’s cost of sales into AmBev added R$808.8 million in 2006, representing a 50.7% growth. The main factors explaining this increase are (i) a 15.1% increase in the volume sold, reaching 28,782 million hectoliters and (ii) higher consolidation of Quinsa (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. The cost of sales in AmBev’s HILA-ex operations rose 9.8%, reaching R$457.4 million. The main factor leading to this increase is a 3.2% growth in the volume sold, reaching 6,894 million hectoliters.

North America

Cost of sales for Labatt decreased 8.5% for the year ended December 31, 2006 to R$1,190.2 million from R$1,300.3 million in the same period in 2005. In Canadian Dollars, the cost of sales dropped 5.3%. The main factor contributing to such reduction was a 5.9% decrease in production costs per unit in Canadian Dollars.

Gross Profit

Gross profit increased by 14.2% for the year ended December 31, 2006 to R$11,665.0 million from R$10,216.2 million in the same period in 2005. Gross margin as a percentage of sales increased to 66.2% in 2006 from 64% in 2005. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2006			2005
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Brazil	7,470.9	64.1%	68.1%	6,413.9	62.8%	64.8%
Beer Brazil	6,471.5	55.5%	71.5%	5,543.8	54.3%	68.3%
CSD & NANC	928.5	8.0%	51.4%	797.0	7.8%	48.3%
Other Products	70.9	0.6%	63.5%	73.1	0.7%	54.2%
HILA	1,496.2	12.8%	54.2%	1,127.1	11.0%	54.2%
Quinsa(1)	1,195.5	10.2%	59.6%	763.2	7.5%	58.7%
HILA-ex	300.7	2.6%	39.7%	364.0	3.5%	46.6%
North America	2,697.9	23.1%	69.4%	2,675.2	26.2%	67.3%
AmBev Consolidated	11,665.0	100.0%	66.2%	10,216.2	100.0%	64.0%

(1)	Calculated based on our proportional share of the results of operations of Quinsa.

Selling, General and Administrative Expenses

AmBev’s SG&A amounted to R$5,408.7 million for the year ended December 31, 2006, a 8.2% increase over the same period in 2005. The analysis of such expenses at each business unit is shown below.

Brazil

SG&A in Brazil amounted to R$3,038.3 million for the year ended December 31, 2006, an increase of 9.8% over the same period in 2005.

Beer Brazil. SG&A reached R$2,549.7 million for the year ended December 31, 2006, climbing 9.2% over the same period in 2005. The main elements that resulted in the increase in such operating expenses were: the higher sales volume of AmBev’s direct distribution structure and a 5.1% increase of sales volume.

CSD & NANC. SG&A for the CSD & NANC segment accumulated R$485.2 million for the year ended December 31, 2006, an increase of 12.9% over the same period in 2005. The main elements that generated the increase of such operating expenses were: the higher sales volume of AmBev’s direct distribution structure and a 9.0% increase in sales volume.

Other Products. Other Products sales generated SG&A of R$3.4 million for the year ended December 31, 2006, increasing 10.1% over the same period in 2005.

HILA

SG&A for the HILA business unit amounted to R$955.6 million for the year ended December 31, 2006, increasing 25% over the same period in 2005. A more detailed analysis of the development of these expenses is shown below.

Quinsa. SG&A consolidated into AmBev, through its stake in Quinsa, accumulated R$485 million for the year ended December 31, 2006, increasing 49.5% over the same period in 2005. This increase is mostly explained by AmBev’s higher consolidation of Quinsa’s results (as of December 31, 2006: 100%; as of December 31, 2005: 59.2%).

HILA-ex. SG&A for AmBev’s operations in HILA-ex amounted to R$470.6 million for the year ended December 31, 2006, increasing 6.9% over the same period in 2005.

North America

Labatt’s SG&A amounted to R$1,414.8 million for the year ended December 31, 2006. In Canadian Dollars, sales, general and administrative expense were stable in comparison with 2005.

Provisions for Contingencies

Provisions for contingencies and others recorded a gain of R$111.8 million for the year ended December 31, 2006. The main entry is a reversion of R$316.0 million related to PIS and COFINS claims. For more information about major lawsuit regarding this reversion, see “Legal Proceedings—Tax Matters—Value Added Tax, Excise Tax and Taxes on Net Sales”.

Other Operating Income (Expense), net

The net balance of other operating income and expenses for the year ended December 31, 2006 represented a loss of R$955.1 million, 11.2% lower in relation to the loss recorded in 2005. The breakdown of the main entries is shown as follows: (i) a gain of R$165.4 million referring to assets increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil; (ii) a gain of R$79.4 million derived from exchange rate variation on our investments abroad; (iii) a gain of R$39.9 million related to negative goodwill on ICMS tax incentive credit; (iv) a gain of R$24 million referring to the recovery in Brazil of PIS and COFINS tax credits; (v) an expense of R$971.4 million resulting from the goodwill amortization related to AmBev’s investment in Labatt; (vi) an expense of R$103.3 million resulting from the goodwill amortization related to AmBev’s investments in Quinsa; (vii) an expense of R$85.5 million resulting from the goodwill amortization related to Quinsa’s investments in Latin America; and (viii) an expense of R$122.7 million resulting from other goodwill amortization.

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

Financial income for the year ended December 31, 2006 was R$168.4 million compared to financial income of R$95.3 million in the same period in 2005.

Financial expenses for the year ended December 31, 2006 were R$1,246.7 million compared to R$1,182.0 million in the same period in 2005. This difference can be explained by a higher debt balance.

Net Financial Results for the year ended December 31, 2006 were a loss of R$1,078.3 million, compared to a loss of R$1,086.7 million in the same period of 2005.

Operating Income

Operating income increased by 45.2% for the year ended December 31, 2006 to R$4,336.1 million from R$2,986.2 million in the same period in 2005.

Non-Operating Income (Expense), net

The net balance of other non-operating income and expenses resulted in a loss of R$28.8 million for the year ended December 31, 2006, compared to a loss of R$234.3 million in the same period in 2005. The main reason for the decrease are two entries that occurred in 2005 and were not verified in 2006:

(i)
A loss of R$158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (a) loss of property, plant and equipment (R$46.7 million); (b) supplement for the provision of employee benefits (R$69.9 million); and (c) employee dismissal costs (R$41.6 million); and

(ii)	A loss of R$65.6 million related to AmBev’s investment in Quinsa, as a result of the buy-back of its own shares in the market carried out by Quinsa during 2005.

Income Tax Benefit (Expense)

Our consolidated income tax and social contribution for the year ended December 31, 2006 was a charge of R$1,315.3 million, up 28.9% from R$1,020.2 million in 2005. At the nominal tax rate of 34%, income tax for the year ended December 31, 2006 would have amounted to R$1,398.4 million. Our effective income tax rate in the year ended December 31, 2006 was positively affected by the benefit from tax deductible distribution of interest on shareholder’s equity (R$500.9 million) and negatively affected by non tax-deductible goodwill amortization (R$395.4 million).

Profit Sharing and Contributions

Provisions for employee and management profit sharing decreased to R$194.4 million for the year ended December 31, 2006 from R$202.8 million in the same period in 2005. Both in 2006 and 2005, as AmBev’s corporate goals were met, our employees were entitled to bonuses under our profit sharing plan. See “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Minority Interest

Minority shareholders in our subsidiaries shared a loss of R$8.7 million for the year ended December 31, 2006 compared to a loss of R$16.8 million in 2005.

Net Income

Net income increased by 81.5% for the year ended December 31, 2006 to R$2,806.3 million from R$1,545.7 million in the same period in 2005.

B. Liquidity and Capital Resources

The information in this section refers to the years 2007, 2006 and 2005. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Share buyback program;

•	Payments of dividends and interest on shareholders’ equity;

•	Increases in ownership of our subsidiaries or companies in which we have equity investments; and

•	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and short-term investments at December 31, 2007, 2006, and 2005 were R$2,483 million, R$1,765 million, and R$1,096.3 million, respectively. The increase in the amount in our cash position at the end of 2007 compared to the end of 2006 was mainly due to stronger cash flow from operations, partly offset by higher payout to our shareholders in the form of dividends (including interest on shareholders’ equity) and share buy-backs.

In connection with the Quinsa transaction, as described in the section “History and development of the Company —Interest in Quinsa”, announced in April 2006, we raised debt in Reais by issuing approximately R$2,065 million in debentures in August 2006. See “Liquidity and Capital Resources —Borrowings” and “Material Contracts - Debt Issuance”.

On July 24, 2007, our 100% owned finance subsidiary, AmBev International Finance Co. Ltd. (“AmBev International”) issued R$300 million in notes with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non−U.S. persons in reliance on Regulation S. The notes are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The notes are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 notes on or before November 30, 2008.

We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities increased 32.3% to R$7,918.6 million for the year ended December 31, 2007 from R$5,985.3 million for the same period in 2006 due to operational growth in our Brazilian, HILA (mainly Quinsa) and North American operations.

Our cash flows from operating activities increased 44.2% to R$5,985.3 million for the year ended December 31, 2006 from R$4,149.5 million for the same period in 2005 due to operational growth in our Brazilian and HILA operations, as well as to fully consolidating Quinsa beginning August 1, 2006.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2007 totaled R$2,204.4 million, compared to cash flows used in investing activities of R$2,202.4 million for the same period in 2006. Our cash flow from investing activity was primarily used in commercial and productive assets totaling R$1,630.9 in 2007 and R$1,425.7 in 2006. The additional cash spent in 2006 was due mainly to the acquisition of BAC’s interest in Quinsa.

Cash flows used in our investing activities for the year ended December 31, 2006 totaled R$3,785.3 million, compared to cash flows used in investing activities of R$1,619.3 million for the same period in 2005. This was due mainly to the acquisition of BAC’s interest in Quinsa.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2007 amounted to R$4,825.2 million compared to R$1,468.5 million for the same period in 2006. This was principally due to higher dividend payments and share buybacks during the year. Cash flows used in financing activities for the year ended December 31, 2006 amounted to R$1,468.5 million compared to R$2,974.0 million for the same period in 2005. This was mainly due to the issuance of debt in 2006 to finance the acquisition of BAC’s interest in Quinsa.

As of December 31, 2007, our outstanding debt totaled R$9,852.2 million (of which R$2,476.3 million was short-term debt). Our debt consisted of R$4,789.5 million of Real-denominated debt and R$5,062.7 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

	AmBev’s Profile as of December 31, 2007
Debt Instruments	2008	2009	2010	2011	2012	There- after	Total
	(R$ in millions, except percentages)
U.S. Dollar Denominated Debt Fixed Rate
Notional Amount	(106.9)			(885.6)		(885.7)	(1,878.2)
Average Pay Rate	6.90%			10.50%		8.75%	9.47%
BNDES Currency Basket Debt Floating Rate
Currency Basket Denominated Debt Floating Rate	(20.9)	(10.4)	(9.9)	(0.8)			(41.9)
UMBNDES + Average Pay Rate	9.89%	9.89%	9.89%	9.89%			9.89%
Yen Denominated Debt Fixed Rate
Notional Amount	(379.1)						(379.1)
Average Pay Rate	2.18%						2.18%
Euro Denominated Debt (Fixed Rate)
Notional Amount	(438.6)						(438.6)
Average Pay Rate	5.26%						5.26%
International Debt
U.S. Dollar Denominated Debt Fixed Rate	(559.6)	(22.1)	(35.4)	(171.3)	(209.1)	(210.9)	(1,208.4)
Average Pay Rate	6.41%	6.79%	7.15%	7.47%	7.28%	5.89%	6.65%
International Debt
Reals Denominated DebtFixed Rate	(40.1)			(716.9)	(473.9)	(300.0)	(1,530.9)
Average Pay Rate	13.91%			15.88%	12.13%	9.50%	13.42%
International Debt
CAN Dollar Denominated Debt Fixed Rate						(325.0)	(325.0)
Average Pay Rate						4.70%	4.70%
International Debt
Other Latin American Currency Denominated Fixed Rate	(592.6)	(61.1)	(103.6)	(18.3)	(15.8)		(791.4)
Average Pay Rate	9.65%	7.30%	6.91%	8.09%	10.95%		9.10%
Reals Denominated Debt Floating Rate—TJLP

	AmBev’s Profile as of December 31, 2007
Debt Instruments	2008	2009	2010	2011	2012	There- after	Total
	(R$ in millions, except percentages)
Notional Amount	(190.6)	(108.5)	(85.5)	(10.2)			(394.8)
TJLP + Average Pay Rate	4.02%	4.01%	3.98%	3.74%			4.00%
Reals Debt—ICMS Fixed Rate
Notional Amount	(45.6)		(14.5)			(159.6)	(219.7)
Average Pay Rate	3.34%		3.34%			3.34%	3.34%
Reals Debt—Debêntures Floating Rate – CDI
Notional Amount	(55.5)	(817.1)			(1,248.0)		(2,120.6)
Average Pay Rate %CDI	102.20%	101.75%			102.50%		102.24%
Reals Debt—Working Capital Debts Floating Rate – CDI
Notional Amount	(46.9)						(46.9)
Average Pay Rate %CDI	103.50%						103.50%
Reals Debt—Industrial Loan (Floating Rate - TR)
Notional Amount		(476.7)					(476.7)
TR + Average Pay Rate		9.37%					9.37%

As of December 31, 2006, our outstanding debt totaled R$9,566.6 million (of which R$2,104.6 million was short-term debt). Our debt consisted of R$3,578.7 million of Real-denominated debt and R$5,987.9 million of foreign currency-denominated debt.

As of December 31, 2005, our outstanding debt totaled R$7,203.6 million (of which R$1,209.4 million was short-term debt). Our debt consisted of R$794.7 million of Real-denominated debt and R$6,408.9 million of foreign currency-denominated debt.

Restrictions on the Transfer of Funds from Subsidiaries

Under Labatt’s private placement in the U.S., which matures in July 2008, there are clauses that restrict the transfer of funds to related companies, including AmBev. Under the terms of these agreements, Labatt may not distribute cash in the following situations:

(i) If the Leverage Ratio (aggregate indebtedness to EBITDA) exceeds 3 to 1 after such payment; or

(ii) Payments exceed 100% of accumulated net income, excluding extraordinary gains and losses, and unusual or non-recurring items from April 1, 2004.

Labatt’s current leverage ratio does not exceed 3 to 1. We do not expect these restrictions to affect our ability to meet our cash obligations.

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant being fixed - for the 2011 notes, 2013 notes and 2017 notes, TJLP for BNDES loans and Canadian Banker’s acceptance for Canadian Debt. For further information, please refer to Note 11 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2007, 2006 and 2005:

	Net Debt Consolidated Position
	2007			2006			2005
	Real	FC(1)	Total	Real	FC(1)	Total	Real	FC(1)	Total

Short-term debt(2)	378.5	2,097.8	2,476.3	400.4	1,704.2	2,104.6	195.1	1,014.3	1,209.4
Long-term debt	4,411.0	2,964.9	7,375.9	3,178.3	4,283.7	7,462.0	599.6	5,394.6	5,994.2
Total	4,789.5	5,062.7	9,852.2	3,578.7	5,987.9	9,566.6	794.7	6,408.9	7,203.6
Cash and equivalents			2,483.0			1,765.0			1,096.3
Net debt			7,369.2			7,801.6			6,107.3

Amounts may not add due to rounding.

(1)	FC = Foreign Currency.

(2)	Includes the current portion of long-term debt.

Short-term Debt

As of December 31, 2007, our short-term debt totaled R$2,476.3 million, 84.3% of which was denominated in foreign currencies. As of December 31, 2006, our short-term debt totaled R$2,104.6 million, 80.1% of which was denominated in foreign currencies. As of December 31, 2005, our short-term debt totaled R$1,209.4 million, 83.7% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2007, our long-term debt, excluding the current portion of long-term debt, totaled R$7,375.9 million, of which R$4,411.0 million was denominated in Reais. As of December 31, 2006, our long-term debt, excluding the current portion of long-term debt, totaled R$7,462 million, of which R$3,178.3 million was denominated in Reais. As of December 31, 2005, our long-term debt, excluding the current portion of long-term debt, totaled R$5,994.2 million, of which R$599.6 million was denominated in Reais. In all three cases, the remainder was denominated primarily in U.S. dollars.

Long Term Debt Maturity(1)

2009	1,495.8
2010	248.9
2011	1,803.3
2012	2,271.7
2013	885.7
2014 and later	670.5

Amounts may not add due to rounding.

(1)	Excludes the current portion of long-term debt.

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

In December 2001, CBB issued U.S.$500 million 10.5% notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. In October 2002, we completed a SEC registered exchange offer for these notes. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2003, CBB issued U.S.$500 million 8.75% notes due 2013, fully guaranteed by AmBev. These notes also contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2004, we completed a SEC-registered exchange offer for these notes. In both cases, the proceeds of the notes issued were used principally to repay short-term debt, but also to finance part of AmBev’s capital expenditure program, and also for general corporate purposes. In May 2005, upon the completion of the merger of CBB into AmBev, AmBev became the successor to CBB under the indentures governing both the 2011 notes and the 2013 notes. Neither of these notes have any financial covenants that might limit AmBev’s ability to take on additional debt.

On June 8, 2006, our Board of Directors approved a public offering of debentures denominated in Reais in the Brazilian market of up to R$2,600 million. The issuance was registered with the CVM and its final amount was approximately R$2,065 million. Proceeds of such issuance, which closed in August 2006, were used totally to finance the purchase of shares in Quinsa from BAC. See “History and Development of the Company —Interest on Quinsa” and “Capital Investment Program”.

On July 24, 2007, our 100% owned finance subsidiary, AmBev International Finance Co. Ltd. (“AmBev International”) issued R$300 million in notes with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non−U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The notes are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The notes are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 notes on or before November 30, 2008.

As of December 31, 2007, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa and the 2017 notes. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing Fund for Studies and Projects (“FINEP”).

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

Sales Tax Deferrals and Other Tax Credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are deferred for periods of on average six years from their original due date. The total amount deferred as of December 31, 2007, including ICMS financing, was R$861.1 million, as disclosed in Note 11 to our financial statements. Percentages deferred typically range from 40% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2007, R$641.5 million, included a current portion of R$24.1 million (classified under other taxes payable), and R$617.4 million payable thereafter. The remaining R$219.6 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the state, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2007 and 2006, we recorded R$226.5 million and R$165.4 million, respectively, of tax credits as gains on tax incentive programs.

The State of Sao Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted. Furthermore, we received in 2006 and 2007 four tax assessments from the State of São Paulo in the aggregate amount of approximately R$23 million, challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount. Nevertheless, we have discontinued the use of the tax incentive subject to the challenge, in connection with transfers to the State of São Paulo. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the company’s tax incentive granted by the State of Santa Catarina.

Capital Investment Program

In 2007, consolidated capital expenditures on property, plant and equipment totaled R$1,630.9 million consisting of R$1,090.9 million in Brazil and HILA-ex, R$365.9 million related to investments in the Quinsa`s operations and R$174.2 million related to investments in North America. These expenditures primarily included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

In 2006, consolidated capital expenditures on property, plant and equipment totaled R$1,425.7 million consisting of R$979.3 million in Brazil and HILA-ex, R$265.4 million related to our proportional consolidation of Quinsa and R$181 million related to the investments in North America. These expenditures primarily also included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

In 2005, consolidated capital expenditures on property, plant and equipment totaled R$1,369.5 million consisting of R$924.1 million in Brazil and HILA-ex, R$166.6 million related to our proportional consolidation of Quinsa and R$278.8 million related to the investments in North America. These expenditures primarily also included investments in quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

Investment Grade Status

In December 2004, Standard & Poor’s raised AmBev’s risk rating denominated in foreign currency from BB- to BBB-. In January 2006, Fitch also raised AmBev’s risk rating in foreign currency to BBB-, making AmBev the first Brazilian company to receive such ratings from Standard & Poor’s and Fitch. In 2006 both Standard & Poor’s and Fitch raised AmBev’s risk rating in foreign currency to BBB, one notche above the current Brazilian government’s sovereign risk.

C. Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D. Trend Information

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2007 Compared with Year ended December 31, 2006.”

E. Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include the following:

•	Future commitments with suppliers of R$3,567.0 million, related primarily to industrial and distribution system investments; and

•
As described in “—Critical Accounting Policies,” for Brazilian GAAP purposes we do not include the assets and liabilities of FAHZ, although we do so for U.S. GAAP purposes. While we record the benefit obligation related to the benefit provided directly by AmBev for Brazilian GAAP, the remaining assets and liabilities related to benefits provided by FAHZ are off-balance sheet for the purposes of Brazilian GAAP financial statements. See Note 13(c) of our consolidated financial statements for more information.

We have no special purpose vehicles or other unconsolidated interests in which we have material commitments, guarantees or contingencies.

F. Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions of Reais)
Long-term debt*	13,268.8	3,229.2	3,162.2	4,893.6	1,983.8
Sales tax deferrals	641.5	24.1	201.6	76.0	339.8
Pension plan	1,841.4	169.3	349.4	360.8	961.9
Other post-retirement liabilities	604.6	53.7	111.7	118.3	320.9
Total contractual cash commitments	16,356.3	3,476.3	3,824.9	5,448.7	3,606.4

*
The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$5,029.9 million as of December 31, 2007. These are not considered commitments. Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our net impact on the statement of operations would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Board of Directors oversees AmBev’s executive officers. The Board of Directors is currently comprised of nine members (plus two alternates) who must be shareholders of AmBev, and provides the overall strategic direction of AmBev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of AmBev, who are currently eleven. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The AmBev Shareholders’ Agreement regulates the election of directors of AmBev by the controlling shareholders. See “Major Shareholders and Related Party Transactions—AmBev Shareholders’ Agreement—Management of AmBev.”

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors(1)

Name	Age(2)	Position	Director of AmBev Since	Term Expires(3)

Victório Carlos De Marchi	69	Co-Chairman and Director	1999	2011
Carlos Alves de Brito	47	Co-Chairman and Director	2006	2011
Marcel Herrmann Telles	58	Director	1999	2011
Carlos Alberto da Veiga Sicupira	60	Director	1999	2011
José Heitor Attilio Gracioso	76	Director	1999	2011
Roberto Herbster Gusmão	85	Director	1999	2011
Vicente Falconi Campos	67	Director	1999	2011
Luis Felipe Pedreira Dutra Leite	42	Director	2005	2011
Johan M.J.J. Van Biesbroeck	51	Director	2005	2011

Alternate Members

Jorge Paulo Lemann	68	Alternate Director	1999	2011
Roberto Moses Thompson Motta	50	Alternate Director	1999	2011

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

(2)	Age as of March 31, 2008.
(3)	Annual General Meeting to be held in 2011.

The following are brief biographies of each of AmBev’s directors:

Victório Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of AmBev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. He is also Co-Chairman of Quinsa’s Board of Directors. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of AmBev. He has also served, since December 2005, as Chief Executive Officer of InBev. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of AmBev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of AmBev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of InBev and Lojas Americanas S.A. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is 800, Third Avenue, 38th floor, New York, USA.

Carlos Alberto da Veiga Sicupira. Mr. Sicupira is a member of the Board of Directors of AmBev. He also served as a member of the Board of Directors of Brahma from 1990 until 1999. He is also a board member of InBev and Lojas Americanas S.A. He is also a member of the Board of Associates of Harvard Business School since 1988. Mr. Sicupira has a degree in business administration from the Universidade Federal do Rio de Janeiro and a degree from the Harvard Business School. His principal business address is 800, Third Avenue, 38th floor, New York, USA.

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

Roberto Herbster Gusmão. Mr. Gusmão is a member of the Board of Directors of AmBev. He was previously Vice-Chairman of the Board of Directors of Antarctica from 1998 until April 2000. Mr. Gusmão was Chief Executive Officer of Cervejaria Antarctica-Niger S.A. from 1968 to 1982, and from 1986 to 1997. He was the Brazilian Minister for Trade and Industry from 1985 to 1986 and Chief Executive Officer of Banco de Desenvolvimento do Estado de São Paulo from 1982 to 1983. Mr. Gusmão was also a professor and founder of undergraduate and graduate programs at Fundação Getulio Vargas from 1954 to 1969. Mr. Gusmão has a law degree from Faculdade de Direito da Universidade de Minas Gerais. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

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

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of AmBev. He has also served, since January 2005, as Chief Financial Officer of InBev. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of AmBev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

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

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Name	Age(1)	Position	Election Date	Term Expires(4)
Luiz Fernando Ziegler de Saint Edmond(2)	42	Chief Executive Officer for Latin America	2005	2010
Bernardo Pinto Paiva(3)	42	Chief Executive Officer for North America	2008	2010
Graham David Staley	52	Chief Financial Officer and Investor Relations Officer	2007	2010
Ricardo Tadeu Almeida Cabral de Soares	32	Sales Executive Officer	2008	2010
Carlos Eduardo Klützenschell Lisboa	38	Marketing Executive Officer	2005	2010
Nicolás Ernesto Bamberg	51	Industrial Executive Officer	2007	2010
Michel Dimitrios Doukeris	35	Soft Drinks Executive Officer	2008	2010
Milton Seligman	56	Corporate Affairs Executive Officer	2005	2010
Pedro de Abreu Mariani	41	General Counsel	2005	2010
Ricardo Manuel Frangatos Pires Moreira	37	Executive Officer for Hispanic Latin America (Hila Ex)	2008	2010
Rodrigo Figueiredo de Souza	32	Supply Executive Officer	2008	2010

(1)	Age as of April 30, 2008.
(2)	Mr. Edmond has been an Executive Officer since 2004; he was appointed Chief Executive Officer for Latin America in 2005.
(3)	Mr. Bernardo Pinto Paiva has been an Executive Officer since 2005; he was appointed Chief Executive Officer for North America in 2008.
(4)	December 31, 2010.

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

Bernardo Pinto Paiva. Mr. Paiva is AmBev’s Chief Executive Officer for North America. He joined Brahma as a trainee in 1991 and has held various positions in the Financial, Marketing and Sales departments. He was Regional Officer in Rio de Janeiro, Logistics and Supply Executive Officer and Sales Executive Officer. He has a degree in production engineering from Universidade Federal do Rio de Janeiro. He also holds a post-graduate degree in marketing from Pontifícia Universidade Católica do Rio de Janeiro and an executive graduate diploma from London Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017,, 4th floor, São Paulo, Brazil.

Graham David Staley. Mr. Staley is AmBev’s Chief Financial Officer and Investor Relations Officer. He joined the Company in 2005 in the position of CFO for Labatt. He also held the position of CFO of Interbrew’s (today InBev) US brewing business. Mr. Staley joined Interbrew after the Company acquired the brewing operations of Bass Plc, which he joined in 1980 and served in various positions in the brewing, leisure and hotel industries. He holds a degree in Commerce from Liverpool University in England and is a Fellow of the Institute of Chartered Accountants (FCA) in England & Wales. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brasil.

Ricardo Tadeu Almeida Cabral de Soares. Mr. Tadeu is AmBev’s Sales Executive Officer. He joined the Company in 1995 and has held various positions in the areas of Finance, Sales and Direct Distribution. In 2005, he was also the Regional Officer for Southern Brazil, while in 2007 he acted as Executive Officer for Hila-ex. He holds a law degree from Universidade Candido Mendes and an LL.M. from Harvard Law School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brasil.

Carlos Eduardo Klützenschell Lisboa. Mr. Lisboa is AmBev’s Marketing Executive Officer. He joined the Company in 1993 and has held the positions of Sales Manager, Regional Marketing Manager, and Skol’s Marketing Manager. He has a degree in business administration and a postgraduate degree in marketing from Universidade Católica de Pernambuco. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Nicolás Ernesto Bamberg. Mr. Bamberg is AmBev’s Chief Industrial Officer. He joined the Company in 2007, after 14 years working for Quinsa and its subsidiaries, where he served in the position of Industrial Officer and previously as Plant Manager for Quilmes and Zárate units. Mr. Bamberg has a degree in Industrial Engeneering from Universidad Católica Argentina, in The Executive Program from University of Virginia and in Supply Chain Management from Stanford University, USA. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Michel Dimitrios Doukeris. Mr. Doukeris is AmBev’s CSD Executive Officer. He joined the Company in 1996 and has held various positions in the areas of Finance, Sales, Marketing and Direct Distribution. He was also the Regional Officer for Southern Brazil (2002) and Rio de Janeiro (2004). He has a degree in chemical engineering from Universidade Federal de Santa Catarina, holds an MBA from Fundação Getúlio Vargas and postgraduate degrees in marketing from Kellog School of Management and Wharton Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Pedro de Abreu Mariani. Mr. Mariani is the General Counsel of AmBev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Ricardo Manuel Frangatos Pires Moreira. Mr. Moreira is AmBev’s Executive Officer for Hispanic Latin America (Hila Ex). He joined the Company in 1995 and has held various positions in the Sales, Logistics and Direct Distribution departments. He was also the Regional Officer for Northern Brazil (2003) and AmBev’s Supply Executive Officer (2005). He has a degree in mechanical engineering from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is AmBev’s Supply Executive Officer. He joined Brahma as a trainee in 1997 and has held various positions in the Sales, Finance and Supply departments. He was also Regional Supply Officer for Midwestern Brazil. He has a degree in civil engineering from Universidade de São Paulo. He also holds a post-graduate degree in finance from Fundação Getúlio Vargas. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B. Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2007 for services in all capacities amounted to R$17.3 million, including variable pay (bonuses). In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance and educational expenses. Such benefits were provided through FAHZ. The Board of Directors and Executive Officers also received benefits pursuant to AmBev’s pension and stock ownership plan, which is not included in the amount above. For a description of these plans see below.

On various dates in 2007, pursuant to the terms and conditions of the existing stock ownership plan, we acquired from the Directors and Executive Officers a total of 76,301 common shares (R$8.8 million) and 129,361 preferred shares (R$14.6 million). Such amounts were calculated and paid taking into consideration the average market price on the day of the closing of the transaction or other specific rules of the stock ownership plan (e.g., cases of resignation).

Stock Ownership Plan

In 2005, our shareholders approved a new stock ownership plan (the “Plan”) designed to attract and retain the services of qualified directors, officers and key employees (the “Participants”). As of December 31, 2007, the Plan, combined with the previous stock ownership plan of the Company, had outstanding and exercisable rights to acquire 2.5 million shares of AmBev, and included 220 participants. The Plan was amended at our general shareholders’ meeting held on April 27, 2007. The following description relates to the Plan, as amended by such general shareholders’ meeting. The Plan relates to preferred shares only and is administered by the Board of Directors.

According to the Plan, Participants use 50% of the Participants’ bonus under our Profit-Sharing Plan (as further described below) to acquire our preferred shares or ADSs (“Tranch A shares”) at an exercise price corresponding to the average closing price of such shares in the 30-day period prior to the grant. Tranch A shares are subject to a three-year lock-up. In addition, Participants under the Plan who apply 25% or 50% of their net bonus in the purchase of our preferred shares or ADSs (the “Tranch B shares”) are entitled to options (the “Options”) calculated by dividing the amount invested in the Tranch B shares (before tax) by the exercise price of the Tranch A shares, and then multiplying the product of such division result by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%). The exercise price of the Tranch B shares corresponds to the price of Tranch A shares with a ten percent discount, and the exercise price of the Options corresponds to the price of Tranch A shares. Tranch B shares are subject to a five-year lock-up. The vesting of the Options is subject to the following conditions being met:

•	The Participant shall hold the Tranch A shares for at least three years and Tranch B shares for at least five years; and

•	We shall meet certain performance measures.

The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options. The Options expire if not exercised within five years from vesting (i.e., ten years from the date the Tranch B shares are acquired).

For plans granted prior to 2003, the subscription price of the shares could be deferred, for a period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These deferred payment rights are guaranteed by the shares which will be acquired under the Plan. Due to the enactment of the Sarbanes-Oxley Act of 2002, we have ceased to grant such deferred payment rights for any subsequent stock ownership plans. Nevertheless, advances granted prior to 2003 to Participants were grandfathered. At December 31, 2007 the outstanding balance of the advances to Participants under U.S. GAAP amounted to R$41.6 million and is classified as an asset under Brazilian GAAP and a deduction from shareholders’ equity under U.S. GAAP.

AmBev Pension Plan

AmBev’s pension plans are administered by the IAPP. IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. IAPP was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board (Conselho Deliberativo), which has three members, two of which are appointed by AmBev, and one member represents the employees and retired employees. The IAPP Executive Board (Diretoria Executiva), has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by AmBev and one member represents the employees and retired employees.

IAPP’s plans are available to both active and retired employees. Any employee after being hired may opt to join the defined contribution plan. When members leave AmBev, without retirement, and with at least three years in IAPP’s plan, they have some options such as: (a) have their contributions refunded, (b) transfer their contributions to a bank or insurance company, (c) keep their investment in IAPP to be paid in installments, and (d) keep contributing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to a refund of his/her contributions to the plan.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

As of December 31, 2007, we had 6,258 participants in our pension plans, including 886 participants in the defined benefit plan, 2,989 participants in the defined contribution plan, and 2,383 retired or assisted participants.

AmBev’s contributions to IAPP for the year ended December 31, 2007 were approximately R$6.1 million compared to R$5.7 million in 2006.

The Plan assets are comprised mainly of time deposits and equity securities (including 11,990 common shares of AmBev with a total market value of R$1.5 million as of December 31, 2007), government securities and properties. All benefits are calculated and paid in inflation-indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2007, AmBev had liabilities deriving from pension plan benefits obligations in the amount of R$224.2 million. See Note 10(b) to the Financial Statements.

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

Expenses of AmBev provisioned under these programs amounted to R$69.4 million for the year ended December 31, 2007, R$194.4 million for the year ended December 31, 2006 and R$202.8 million for the year ended December 31, 2005.

C. Board Practices

In 2007, we held numerous meetings with investors and analysts. We also participated in conferences and road shows in Brazil, the United States and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answer questions from the investment community. We also organized site visits for investors and analysts.

Audit Committee (Conselho Fiscal)

At AmBev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment of our bylaws to make the Conselho Fiscal a permanent body. The following members were appointed to the Conselho Fiscal at AmBev’s general and extraordinary meeting held on April 28, 2008, for a term expiring upon the general shareholders’ meeting of 2009: Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti and Aloisio Macário Ferreira de Souza, and, as alternates, respectively, Ary Waddington, Emanuel Sotelino Schifferle and Ernesto Rubens Gelbcke. All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of the Board members have been in office for several years, with current members’ term lasting until the general shareholders’ meeting of 2011. The Board members use their extensive knowledge of the business to ensure that AmBev reaches its long-term goals and maintains its short-term competitiveness. Moreover, the Board of Directors ensures that AmBev pursues its short-term business goals without compromising our long-term growth, while at the same time ensuring that AmBev’s corporate values are practiced.

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officers are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

Operations and People Committee

The Operations and People Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Operations and People Committee’s responsibilities are:

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

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Luis Felipe Pedreira Dutra Leite and Carlos Alves de Brito. Throughout the year, the Operations and People Committee holds at least six meetings. The members of the Committee are elected by the Board of Directors.

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

Current members of the Finance Committee are Messrs. Luis Felipe Pedreira Dutra Leite (Chairman), Marcel Herrmann Telles, Victório Carlos de Marchi, Carlos Alberto da Veiga Sicupira and Roberto Moses Thompson Motta. The members of the Committee are elected by the Board of Directors.

Throughout the year, the Finance Committee holds at least four meetings.

Consulting Committee

The Consulting Committee was formed in 2003 and is composed of three independent members appointed by the Board of Directors for terms of three years. The Consulting Committee has the following functions:

•
To opine at the general shareholders’ meetings and the Board of Directors, with respect to acts of the directors and officers and the fulfillment of their duties, pursuant to applicable law and the bylaws, as well as regarding the annual report and any propositions to be submitted to the shareholders;

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

The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting, cumulative voting being applicable if requested by 5% of the common shareholders. Moreover, provided certain statutory thresholds are met, the Brazilian Corporate Law grants common shareholders and/or preferred shareholders the right to elect a director if they so require in the general shareholders’ meeting called for the election of the Board of Directors. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Conselho Fiscal.

The Brazilian Corporate Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

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

In addition, we are not required under the Brazilian Corporate Law to have, and accordingly we do not have, a nominating committee, corporate governance committee or compensation committee. According to the Brazilian Corporate Law, Board committees may not have any specific authority or mandate since the role of the full Board of Directors may not be delegated. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers. With respect to compensation, under the Brazilian Corporate Law, the shareholders determine the total or individual compensation of a company’s directors and executive officers, including benefits and allowances at a general shareholders meeting. In our case, the shareholders have approved the total compensation limit, with the Board of Directors being responsible for the allocation among directors and executive officers.

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

Corporate Governance Guidelines

NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards, which include, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the Board.

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

D. Employees

As of December 31, 2007, AmBev and its subsidiaries had 35,593 employees, approximately 48% of whom were engaged in production, 38% of whom were engaged in sales and distribution and 14% of whom were engaged in administration.

The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

Employees as of December 31, (1)
2007	2006	2005
35,593	35,090	28,567

(1) Through 2005, not including Quinsa and its subsidiaries.

The following table shows the geographical distribution of AmBev’s employees as of December 31, 2007:

Geographical Distribution of AmBev Employees
Location	Number of Employees

Brazil	21,085
Hila-Ex	4,209
Dominican Republic	1,664
Peru	1,229
Venezuela	912
Ecuador	243
Guatemala	161
Quinsa	7,077
Argentina	4,775
Paraguay	553
Bolivia	881
Uruguay	493
Chile	375
Canada	3,222

Total	35,593

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

E. Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of April 30, 2008:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi(1)	*	*
Carlos Alves de Brito(2)	*	*
Marcel Herrmann Telles(3)	*	*
Carlos Alberto da Veiga Sicupira(4)	*	*
José Heitor Attílio Gracioso(5)	*	*
Roberto Herbster Gusmão(6)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Johan M.J.J. Biesbroeck	*	*
Jorge Paulo Lemann(7)	*	*
Roberto Moses Thompson Motta	*	*

Luiz Fernando Ziegler de Saint Edmond	*	*
Bernardo Pinto Paiva	*	*
Graham David Staley	*	*
Ricardo Tadeu Almeida Cabral de Soares	*	*
Carlos Eduardo Klützenschell Lisboa	*	*
Nicolás Ernesto Bamberg	*	*
Michel Dimitrios Doukeris	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Ricardo Manuel Frangatos Pires Moreira	*	*
Rodrigo Figueiredo de Souza	*	*

*	Indicates that the individual holds less than 1% of the class of securities.

(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.

(2)	Mr. Brito is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.

(3)
Does not include shares owned through interest in InBev. Mr. Telles is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev’s Major Shareholders”.

(4)
Does not include shares owned through interest in InBev. Mr. Sicupira is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

(5)	Mr. Gracioso is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev’s Major Shareholders”.

(6)	Mr. Gusmão is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev’s Major Shareholders”.

(7)
Does not include shares owned through interest in InBev. Mr. Lemann is part of the controlling group of InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. Mr. Lemann is also a trustee of FAHZ. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Introduction

At an extraordinary shareholders’ meeting held on June 29, 2007, shareholders approved a reverse stock split of our common and preferred shares at a ratio of 1/100. As a result, each ADS represents one common or preferred share, as the case may be. In this sense, the number of the Company’s shares was amended to 345,054,728 common shares and 279,362,507 preferred shares at that time.

As of March 31, 2008, AmBev had 343,259,037 common voting shares and 268,318,431 preferred shares outstanding (excluding treasury shares). AmBev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing 1 preferred share, and ADSs evidenced by ADRs representing 1 common share. As of March 31, 2008, there were 49,645,583 preferred ADSs outstanding (representing 49,645,583 preferred shares) and 3,170,934 common ADSs outstanding (representing 3,170,934 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

The controlling shareholders of AmBev, Interbrew International B.V., and AmBrew S.A., which are both subsidiaries of InBev, and FAHZ, together hold approximately 90.3% of AmBev’s common shares (excluding treasury shares), as of March 31, 2008.

InBev indirectly holds shares of AmBev common stock that represent approximately 73.8% of the total voting power of AmBev’s capital stock (Excluding Treasury Shares). InBev thus has control over AmBev, even though (i) InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

Share Buyback Programs

In 2007, we acquired 23,004,053 preferred and 2,545,502 common shares in connection with share buyback programs, at a total cost of R$3,073.2 million. In 2006, we acquired 1,759.7 million preferred shares and 80.8 million common shares in connection with share buyback programs, at a total cost of R$1,740.4 million. In 2005, we acquired 547.7 million preferred shares in connection with share buyback programs, at a cost of R$487.2 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. The following table summarizes the share buyback programs approved by our Board of Directors in 2005, 2006, 2007 and 2008, and the number of shares purchased under each such program until March 31, 2008. For a further description of the programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Approval Date	Shares Repurchased		Amount Repurchased (R$ in thousands)	Date program was finalized

November 7, 2005	(preferred)	5,476,943	487,176	February 22, 2006
February 22, 2006	(preferred)	4,161,190	373,008	August 8, 2006
	(common)	213,719	17,095
August 8, 2006	(preferred)	6,022,444	586,932	November 14, 2006
	(common)	158,573	13,554
November 14, 2006	(preferred)	8,339,143	870,161	February 5, 2007
	(common)	434,694	40,666
February 5, 2007	(preferred)	7,011,446	796,504	May 8, 2007
	(common)	1,314,610	140,534
May 8, 2007	(preferred)	6,947,865	924,414	August 20, 2007
	(common)	71,245	9,185
August 20, 2007	(preferred)	3,172,157	415,094	December 12, 2007
	(common)	420,181	55,323
December 12, 2007	(preferred)	3,145,549	394,125	March 3, 2008
	(common)	724,393	87,710
March 3, 2008	(preferred)	1,953,785	269,190	Not Finalized
	(common)	386,683	48,482	Not Finalized

Total		49,954,620	5,523,153

(1)	On June 29, 2007, AmBev’s shareholders approved a 100:1 reverse stock split. On August 2, 2007, the trading lot at the Bovespa changed from 1,000 shares to 1 share.

AmBev’s Major Shareholders

The following table sets forth information as of March 31, 2008 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares

The Bank of New–York – ADR Department(1)	3,170,934	0.9%	49,645,583	17.8%
Interbrew International B.V.	223,985,380	64.9%	101,441,516	36.3%
AmBrew S.A.	29,542,357	8.6%	17,655,061	6.3%
FAHZ(2)	56,320,758	16.3%	-	-
Caixa da Previdência dos Funcionários do Banco Central do Brasil – PREVI	5,238,813	1.5%	25,104,868	9.0%

(1)
Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2)	Messrs. Telles, Lemann, Brito, Dutra, De Marchi, Gracioso and Gusmão, directors of AmBev, are also trustees of FAHZ.

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

The AmBev Shareholders’ Agreement was originally signed in July 1999 and amended in March 2004.

The following discussion relates to the AmBev Shareholders’ Agreement, as modified by the amendment.

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

Due to the changes introduced by Law No. 10,303/01, the majority of common shareholders holding at least 15% of voting capital and the majority of preferred shareholders holding at least 10% of AmBev’s total capital (in both cases excluding shares held by controlling shareholders) may separately elect one member of the Board of Directors and its alternate member. Additionally, if neither the common shareholders nor the preferred shareholders achieve such quorum as mentioned above, they can jointly appoint by a majority vote one member of the Board of Directors and its alternate member provided they represent, together, a quorum of at least 10% of AmBev’s total capital. In order to exercise these rights, any of these shareholders must prove that it has uninterruptedly held the corresponding shares for at least three months prior to the shareholders’ meeting, where the election of the Board of Directors shall take place.

If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, and as a result the number of directors so elected is equal or higher than the directors elected by the controlling shareholders, the controlling shareholders are entitled to elect the same number of members plus one, irrespective of the number of directors provided for in the bylaws.

Presently, under the AmBev Shareholders’ Agreement, as amended, each of FAHZ, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of AmBev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, may appoint up to two observers to attend AmBev’s board meetings, without voting rights. The boards of directors of AmBev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted.

FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of AmBev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the AmBev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and reverse stock splits). At that time, FAHZ held 459,521,728 common shares, which has since been adjusted for the five-for-one stock split that took effect in October 2000, the share dividend that took effect in May 2005, as well as the reverse stock split of June 2007. FAHZ appointed three of our directors. FAHZ is not allowed under the AmBev Shareholders’ Agreement to appoint more than four directors in the event that its holding of AmBev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of AmBev’s voting shares. AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between FAHZ’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of AmBev.

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

The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Operations and People Committee and the Finance Committee are currently active. See “Directors, Senior Management and Employees—Board Practices”.

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

B. Related Party Transactions

Material Related Party Transactions

AmBev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are proportionally consolidated), as described in Note 5 to our audited consolidated financial statements.

AmBev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependants) of AmBev and its subsidiaries.

Purchase of Labels from FAHZ

In April 2002, CBB (which has subsequently merged into AmBev) and FAHZ executed an agreement for the industrialization by FAHZ of products (labels), using raw materials supplied by AmBev. The prices vary in accordance with the order, and are determined under arm’s length conditions.

AmBev has entered into a lease agreement with FAHZ, pursuant to which AmBev will lease and operate FAHZ’s assets used to produce our labels. We expect to begin operating such assets starting in June 2008.

AmBev and Employees

Before January 1, 2003, AmBev had deferred payment stock option plans. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in AmBev’s Extraordinary General Meeting of April 27, 2007.

InBev and LBCL

In August 2004, in connection with the consummation of the merger of Labatt into AmBev, LBCL and InBev entered into a cross-services agreement with a view to:

•	terminating the then-existing services agreement among those entities before the Incorporação;

•	Labatt providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•	InBev providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Brands

We distribute some of our brands in the United States, including Labatt Blue and Kokanee, through InBev USA L.L.C. (previously Labatt USA, L.L.C.), a subsidiary of InBev, under a distribution agreement between InBev and Labatt.

Labatt Tax Reassessments

In March 2005, due to a notice of reassessment in respect of Labatt’s 1998 taxation year issued by the Canada Revenue Agency in December 2004, and other notices that could be issued, and in view of the indemnification provisions set forth in the Incorporação Agreement, InBev, Labatt and AmBev agreed that Labatt should pay the relevant tax authorities the full amounts due under any such notices, and InBev would reimburse any such amounts, including increased interest expenses as a result of Labatt’s increased leverage ratios, on an annual basis or at each time that Labatt has a credit with InBev over U.S.$40 million. On December 31, 2007, the outstanding amount due under this agreement from InBev is approximately C$23.0 million.

Transfer Pricing

In August 2004, InBev, AmBev and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between InBev and the Labatt companies. The companies confirmed that the Interbrew Transfer Pricing Policy shall continue to be the transfer pricing policy in effect between the InBev companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement. In addition, the agreement confirms certain terms of the distribution agreement which governs the transfer pricing principles for the transfer of beer and other products between Labatt and InBev USA L.L.C.

AmBev and InBev

In March 2005, AmBev and InBev entered into a cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. AmBev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales up to 7%, which will be the amount of royalties due after the fourth year. Since March 2005, InBev has been distributing Brahma beer in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of Stella Artois in Brazil in June 2005. Labatt and InBev have an arrangement through which Labatt distributes certain InBev beer brands in Canada, and Quinsa and InBev have an arrangement through which Quinsa distributes Stella Artois in Argentina. In addition, InBev distributes Labatt Blue, Blue Light, Blue Dry, Labatt Canadian Ale and Kokanee in the U.S. under a distribution agreement entered into with Labatt.

In July 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and InBev. Pursuant to the terms of the merger protocol, the capitalization by InBev of the tax benefit deriving from the amortization of the goodwill resulting from the merger will be limited to 70% of the corresponding capital reserve, with the remaining 30% being capitalized without the issuance of shares to the benefit of all shareholders. Such amortization will be carried out within the next ten years, in accordance with CVM Instruction 319/99. The merger protocol also provides, among other matters, that InBev shall indemnify AmBev for any undisclosed liabilities of InBev Brasil.

In April 2005, AmBev and InBev entered into two Services Agreements in order that one company renders to the other (including to its subsidiaries) services such as: internal audit support services, IT support, procurement, marketing and sales support, tax support, among others. Those services agreements are effective until December 31, 2010, unless terminated earlier by any party upon three months’ prior written notice. Such agreements may also be extended by mutual written consent of the parties.

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

Quinsa Share Purchase

On December 28, 2007, AmBev launched a new voluntary offer to purchase Class A shares and Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa that were not owned by AmBev or its subsidiaries. The purchase price was initially U.S.$4.0625 per Class A share, U.S.$40.625 per Class B share (U.S.$81.25 per ADS), in cash, without interest; however, because a sufficient number of Class B shares were tendered by January 30, 2008, the purchase price was increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share (U.S.$82.50 per ADS). On February 12, 2008, the voluntary offer to purchase expired, and AmBev accepted for purchase 3,136,001 Class A shares and 8,239,536.867 Class B shares, increasing its voting interest in Quinsa to approximately 99.56% and its economic interest to approximately 99.26%.

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

Tax Matters

As of December 31, 2007, we had approximately 3,321 tax claims pending, including judicial and administrative proceedings. Most of these claims relate to ICMS value added tax, the IPI excise tax, and income tax and social contributions. As at December 31, 2007, we have made provisions of R$419 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. During 2006 and 2007, we obtained favorable final and non-appealable decisions in connection with such PIS and COFINS claims which allowed us to revert R$346 million of previously recorded provisions. As of December 31, 2007, we had provisions in connection with cases still pending in the amount of R$52 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$273 million as of December 2007, which we have treated as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount.

We received in 2006 and 2007 four tax assessments from the State of São Paulo in the amount of approximately R$40 million (updated March 31, 2008), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentive granted by the State of Santa Catarina.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered in the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.

Between 2000 and 2004, certain third-party distributors of Cintra obtained preliminary injunctions permitting the non-payment of the IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities considered Cintra responsible for the payment of IPI during the period in which IPI was not collected by the third-party distributors. In 2007, Cintra received tax assessments from Brazilian federal tax authorities relating to IPI in the total amount, at that time, of approximately R$228 million. Based on the advice of external counsel, we have provisioned R$157 million, for the settlement of these cases. The difference between R$228 million and R$157 million was considered as a possible (but not probable) loss.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma filed a lawsuit with the Federal Courts of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately R$49 million as of December 31, 2007). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount. Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reverted the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied, and, therefore, should we lose on the administrative proceeding, we will be required to pay approximately R$49 million which have been provisioned by the Company.

During the first quarter of 2005, we received a number of assessments from Brazilian federal tax authorities relating to earnings of our foreign subsidiaries, in the total amount, at that time, of approximately R$2.9 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be approximately R$3 billion in connection with those assessments, and R$1.4 billion is estimated to be a remote loss. Our estimates are based on reasonable assumptions and assessments of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, the net impact on the statement of operations would be an expense for the amount of R$3 billion. In December 2007, we received four new assessments from Brazilian federal tax authorities relating to earnings of our foreign subsidiaries, in the total amount, at that time, of approximately R$260 million. Based on the advice of external counsel, we believe these assessments as a possible (but not probable) loss.

In order to carry out certain activities, including obtaining BNDES financings, certain tax incentives or registering the sale of real estate, we, like other Brazilian corporations, are required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of March 31, 2008, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$630 million.

Labor Matters

We are involved in approximately 11,477 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have made provisions totaling R$252 million as of December 31, 2007, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

We have approximately 16 claims made by the National Institute for Social Security with an aggregate exposure of R$45 million. These claims are classified as possible and argue, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of January 31, 2008 we had 3,848 civil claims pending, including distributors and product-related claims. We are the plaintiff in 1,380 and the defendant in 2,244 of these claims. We have established provisions totaling R$38.3 million as of December 31, 2007 in connection with civil claims in which we believe there is a probable chance of loss.

AmBev is a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from AmBev, arguing that AmBev signed up singer Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on the advice of outside counsel, we have not constituted a provision in connection with such proceeding.

Certain beer and alcohol beverage producers of the United States, Canada and Europe were involved in collective suits (class actions) in the US, seeking damages for alleged marketing of alcoholic beverages to underage consumers.  Labatt Brewing Company Limited was involved in three of these lawsuits, but was later removed as a defendant, pending the outcome of the US actions.  Following dismissals at trial and on appeal, plaintiffs have now withdrawn all actions.  The matter is concluded.

Labatt Brewing Company Limited and AmBev have been named in an Ontario class action lawsuit seeking damages and injunctive relief in connection with changes to retiree health care benefits.  AmBev consented to joint representation with Labatt.  The class has not yet been certified.  Labatt continues to explore dispute resolution alternatives.  However, if such efforts are unsuccessful, Labatt will vigorously defend the litigation.  It is not possible at this time to estimate the possible loss or range of loss, if any, of this lawsuit.

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

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev under its Stock Ownership Program, as well as for the strike price of other warrants issued in 1993 by Brahma.

We have been notified of 6 claims from 11 holders arguing that they would be entitled to those rights, two of which claims are still awaiting final rulings by the appellate court of the State of São Paulo. Of the four other claims, one was settled, and three were ruled against AmBev in the appellate court of the State of Rio de Janeiro. We will appeal to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro.

In the event the plaintiffs prevail in the above five pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe that the warrants object of those five proceedings represent 5,536,919 preferred and 1,376,344 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

Based on advice from our external counsel, we believe that our chances to prevail on these claims are possible. However, no assurance can be given that the unfavorable decisions to AmBev rendered so far may be reverted by the appellate courts or the Superior Court of Justice. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and dividends.

Distributors and product-related claims

Numerous claims have been filed against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

AmBev has established provisions in the amount of R$23 million in connection with these claims as of December 31, 2007, based on the advice of outside legal counsel. We intend to continue a program of increasing our direct distribution and expect this program to result in additional lawsuits.

Antitrust matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

In February 2002 the Brazilian Association of Antarctica Distributors (“ABRADISA”) filed a complaint challenging the legality of exclusivity provisions in our distribution agreements. This dispute was settled in March 2003, with ABRADISA filing a petition in November 2003 before the Brazilian antitrust authorities stating that the settlement agreement was fully complied with by all its parties and that ABRADISA had no interest in continuing with this proceeding. In December 2005, in response to a request from the SDE (Secretariat of Economic Development) we stated that no further evidence was technically required in these proceedings, which we asked to be dismissed. This proceeding is awaiting the issuance of an opinion by the SDE.

In April 2003, Cervejaria Braumeister, a small Brazilian brewer with which we had executed five exclusivity agreements (one for each store), filed a complaint with the Brazilian antitrust authorities alleging that we had breached the performance agreement signed with CADE by imposing exclusivity on them. In October 2003, we presented our defense alleging that there was no imposition of exclusivity, but that the exclusivity was negotiated between the parties. On November 01, 2007, SDE issued a favorable opinion to AmBev suggesting the dismissal of the case. The case is pending CADE’s review. We expect this complaint to be decided by CADE in 2008.

In February 2004, the Labor Union of the Food and Beverages Industry Workers (Sindicato dos Trabalhadores nas Indústrias de Alimentação e Bebidas) of the city of Jacareí, State of São Paulo, filed a claim with the Brazilian antitrust authorities in connection with the lay-off of employees in our beer plant in Jacareí. In this claim, this union alleges that we breached our performance agreement signed with CADE pursuant to which we committed to maintain the level of employment in our plants. On May 3, 2007, in response to a request from the SDE, we asked that this claim be dismissed given that CADE stated that we have complied with the employment requirements at our plants. SDE’s final opinion was favorably issued on April 8, 2008. We are waiting for CADE’s final decision.

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

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers (“AFREBRAS”), the Brazilian Association of Beverages (“ABRABE”), which is composed by Schincariol and Petrópolis – currently our two largest competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our new 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro. On April 17, 2008, Cervejarias Kaiser, which is currently our third largest beer competitor in Brazil and part of the FEMSA Group, also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all players in the market. We will vigorously defend our right to innovate and create differentiation for our products and believe that our competitors’ claims are without merit.

In Canada, 42 Canadian brewers are party to an Industry Standard Bottle Agreement (“ISBA”) whereby the parties have agreed to use only a particular type of bottle which are then recycled through The Beer Store (“TBS” - a distribution and retail operation privately owned by Labatt, Molson Coors Canada Inc., and Sleeman Breweries Ltd.) to ISBA signatories on a proportionate basis for re-use.  Brick Brewing Company, a small Ontario brewer that is not an ISBA signatory, commenced litigation against TBS in 2002 and obtained an injunction pending determination of Brick’s continued right of access to industry bottles.  This litigation is on-going, with a trial scheduled for September 2008.  In the interim, the parties to the litigation are exploring dispute resolution alternatives.  Brick also took its position to the Canadian Competition Bureau.  The Competition Bureau discontinued its investigation in September 2006, without any adverse findings.

Merger Control

Brazilian antitrust authorities have the power to investigate any transaction that may limit or impair competition, or that may result in one of the parties occupying a dominant market position, including transactions that result in the concentration of a market share equal to or greater than 20% of any relevant market or which involves any company with annual gross sales of R$400 million or more in Brazil. The transfer of control of Brahma and Antarctica to AmBev through the controlling shareholders’ contribution was therefore reviewed by Brazilian antitrust authorities.

In April 2000, CADE approved the controlling shareholders’ contribution subject to certain restrictions described below. CADE imposed no restrictions in connection with CSDs or other beverages produced by AmBev. In April 2000, AmBev entered into a performance agreement with CADE pursuant to which AmBev agreed to comply with the restrictions imposed by CADE. The principal terms of the performance agreement included:

•	Distribution network: For a period of four years, we had to share our distribution network with at least one regional Brazilian beer company;

•	Plants: For a period of four years, had AmBev decided to close or dispose of any of its beer plants, it had to first offer such plant for sale in a public auction;

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

Non-compliance with any obligation under the performance agreement may trigger a minimum daily fine of R$10.3 thousand per occurrence. This daily fine could be increased up to a maximum of R$206,105 per occurrence. In the event of non-compliance, CADE may also appoint a judicial officer to enforce compliance. CADE has the authority to revoke its approval of the controlling shareholders’ contribution and to file an administrative proceeding against us in the event of non-compliance. CADE also has the general authority to order other remedial measures as provided by law and as established under the performance agreement. Pursuant to the terms of the performance agreement, AmBev had to file with CADE half-yearly reports attesting compliance with its terms and conditions. AmBev filed the tenth and last report in August 2005. CADE has analyzed all reports up to the tenth report and except for the obligations in connection with exclusivity agreements, which is pending because of Braumeister and Tô Contigo’s cases – please see “Investigations” above – all other obligations under the agreement have been considered fulfilled up to the date of such reports.

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra. The transaction was submitted for CADE review on April 19, 2007. (see “— Information on the Company — History and Development of the Company — Overview”). On May 16, 2007, AmBev agreed with CADE that it would not take any action which could result in a decrease of capacity or efficiency of Cintra’s plants, as well as to continue to invest in the Cintra brand consistent with past practices and market share, in both cases until a final analysis of the transaction is made by CADE. On December 27, 2007, SDE /SEAE issued their joint opinion suggesting the approval of the operation subject to the sale of Cintra brand, which was subsequently acquired by AmBev pursuant to the terms of the purchase and sale agreement. On February 27, 2008, CADE’s general attorney suggested the operation should not be approved. To date, the case is awaiting the opinion of the Federal Public Prosecutor. Afterwards, it will be sent to CADE for its decision.

Labatt completed its acquisition of Lakeport Brewing Income Fund on March 29, 2007.  The Competition Bureau of Canada had filed an application with the Competition Tribunal for a temporary injunction to delay closing to allow the Bureau to complete its review of the transaction.  The Tribunal dismissed the Bureau’s application and allowed the transaction to close as scheduled.  The Bureau appealed the Tribunal’s decision to the Federal Court of Appeal.  The Court of Appeal rejected the Bureau’s argument on January 22, 2008.  The Bureau, in continuing its review of the transaction, in November 2007 obtained a series of ex parte orders under s.11 of the Competition Act requiring Labatt, Lakeport and other industry participants to produce extensive documentation.  Labatt brought a motion to have the order set aside.  On January 28, 2008, the Federal Court Trial Division allowed Labatt’s motion and set aside the order.  The Bureau continues to have three years from the closing to challenge the transaction if it finds of prevention or lessening of competition, and if so, to implement a remedy such as divestiture or other arrangement.

CVM

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, a Brazilian pension fund which is one of our largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that directors involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the adequacy of the disclosure proceeding of the transactions. So far, we have not been informed of any specific administrative action in relation thereto.

Following the announcement of the InBev-AmBev Transactions, we were notified by the CVM that it detected what it perceived to be unusual trading patterns in shares of AmBev in the weeks preceding the announcement. The CVM, in accordance with what we understand to be its standard procedures, requested a list of all directors, officers, employees, accountants, lawyers, investment bankers and other consultants involved in the InBev-AmBev Transactions. The CVM has also requested information relating to AmBev’s Stock Ownership Program. That information has been supplied to the CVM. We believe that CVM’s investigation is pending; however, we have no indication of when the investigation will be concluded.

Environmental matters

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. This case is still in the discovery phase.

The Public Attorney of the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the city of Rio de Janeiro. Currently this investigation is in the discovery phase. We expect this investigation to be dismissed as we have presented several expert opinions, including one from the State environmental agency (“FEEMA”), showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation to investigate the author of the crime, which is also in the discovery phase. We expect this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Public Attorney (Promotoria) of Viamão, State of Rio Grande do Sul requested the initiation of a civil investigation to investigate reports made by local population of pollution around the plant. AmBev reached a settlement with the Public Attorney (Promotoria) of Viamão on June 12, 2007. The formal agreement basically requires AmBev to develop a recycling program as well as to donate approximately US$75,000.00 to the Environmental Authority Board of Viamão, which we are currently pursuing.

Dividend Policy

For information regarding our dividend policy, see “Key Information—Selected Financial Data—Dividends—Dividend Policy”.

B. Significant Changes

Except as otherwise described in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.    Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the Bovespa under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares).

In May 2005, AmBev’s shareholders approved a stock bonus at an extraordinary general meeting, granting one common share for each five shares (whether common or preferred) owned by each shareholder. On June 29, 2007 a reverse stock split of our common and preferred shares at a ratio of 1/100 was approved by our shareholders. Our ADS now represent one common or preferred share, as the case may be.

Shares

The table below shows the quoted high and low closing sales prices in Reais on Bovespa for preferred and common shares for the indicated periods. All shares prices have been restated to reflect AmBev’s stock bonus and reverse stock split described in the preceding paragraph as well as the reverse stock split .

Trading Prices on the Bovespa: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Annual

2008	133.00	106.60	146.80	116.60
2007	142.59	92.18	146.00	102.45
2006	94.41	73.91	105.35	80.36
2005	116.65	49.96	90.16	55.68
2004	118.23	52.90	69.28	43.70
2003	53.30	34.60	62.90	40.30

Quarterly
2008
First Quarter	133.00	106.60	146.80	116.60
2007
First Quarter	107.31	92.18	113.45	102.45
Second Quarter	141.80	107.51	143.00	113.15
Third Quarter	141.20	115.00	141.99	118.16
Fourth Quarter	142.59	112.20	146.00	122.48
2006
First Quarter	81.73	73.91	94.76	85.96
Second Quarter	90.92	74.34	101.35	80.36
Third Quarter	88.22	77.93	98.96	86.16
Fourth Quarter	94.41	82.93	105.35	91.41
2005
First Quarter	116.65	87.42	70.13	55.68
Second Quarter	79.10	49.96	75.25	58.66
Third Quarter	67.95	58.15	83.46	72.47
Fourth Quarter	77.13	61.45	90.16	74.97

Trading Prices on the Bovespa: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Monthly
2008
January	123.80	106.60	131.05	116.60
February	133.00	115.98	146.80	128.00
March	130.00	115.99	142.70	130.40
2007
January	98.61	92.18	110.34	102.45
February	103.81	96.67	113.15	102.95
March	107.31	98.92	113.45	102.65
April	118.10	107.51	122.05	113.15
May	132.10	119.00	133.50	121.50
June	141.80	132.00	143.00	131.30
July	141.20	132.00	142.00	129.50
August	135.00	115.00	136.00	118.16
September	135.82	126.70	135.50	127.30
October	142.00	135.49	146.00	135.00
November	142.59	122.20	143.00	122.48
December	131.99	122.47	138.00	127.00

ADRs

AmBev has registered two classes of ADSs pursuant to the Securities Exchange Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. The ADSs have been listed on the New York Stock Exchange since September 2000 and trade under the symbols “ABV.c” (ADSs representing AmBev common shares) and “ABV” (ADSs representing AmBev preferred shares).

As of December 31, 2007, there were 14 registered holders of our common ADSs, with 4,518,764 ADSs outstanding. As of December 31, 2007, there were 17 registered holders of our preferred ADSs, with 61,040,704 ADS outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect AmBev’s stock bonus and the reverse stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in U.S.$)		(in U.S.$)
Annual
2008	79.75	60.26	88.22	64.45
2007	80.00	42.67	82.48	47.75
2006	44.06	31.59	49.14	34.02
2005	43.75	21.45	40.43	20.99
2004	43.38	17.08	24.49	14.01
2003	17.17	9.94	22.05	11.24
2002	15.63	8.48	18.58	9.25

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in U.S.$)		(in U.S.$)
Quarterly
2008
First Quarter	79.75	60.26	88.22	64.45
2007
First Quarter	52.15	42.67	54.96	47.75
Second Quarter	74.59	52.44	75.12	54.96
Third Quarter	76.62	56.92	76.94	55.57
Fourth Quarter	80.00	64.64	82.48	65.75
2006
First Quarter	37.70	33.25	44.35	38.54
Second Quarter	43.84	31.59	48.57	34.02
Third Quarter	40.50	34.95	45.90	38.71
Fourth Quarter	44.06	38.55	49.14	42.57
2005
First Quarter	43.75	35.00	26.55	20.99
Second Quarter	25.50	21.45	31.24	23.26
Third Quarter	30.11	23.65	37.29	29.30
Fourth Quarter	34.70	27.15	40.43	33.27

Monthly
2008
January	70.99	60.26	76.89	64.45
February	79.75	65.00	88.22	72.15
March	77.20	65.40	85.17	75.55
2007
January	46.54	42.67	51.96	47.83
February	49.33	45.67	54.13	48.33
March	52.15	45.88	54.96	47.75
April	57.99	52.44	60.02	55.29
May	67.86	57.30	68.60	59.10
June	74.59	66.38	75.12	66.16
July	76.62	70.00	76.94	68.50
August	70.36	56.92	70.59	55.57
September	70.79	65.02	73.13	65.23
October	80.00	74.10	81.71	75.67
November	80.00	64.64	82.48	65.75
December	73.88	66.54	76.94	69.44
2006
November	42.38	39.44	47.37	44.03
December	44.06	41.31	49.14	46.00
____________________

B. Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976 (the “Brazilian Securities Law”), and by the Brazilian Corporate Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets. Law 11,638, of December 28, 2007, recently amended a number of provisions of Law 6,385/76 and Law 6,404/76, related to accounting rules and financial statements of Brazilian corporations. The new changes aim to bring Brazilian accounting rules/financial statements closer to international standards and the Company is in the process of coming into compliance with such amendments.

Under the Brazilian Corporate Law, a company is either publicly held (listed), such as AmBev, whose shares are publicly traded on the Bovespa, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the Bovespa may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2007, the aggregate market capitalization of all the companies listed on Bovespa was equivalent to approximately R$2,477.5 billion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2007, the ten most actively traded issues represented approximately 46.8% of the total volume of shares traded on Bovespa, comparable to the 51.3% of total volume in 2006.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

ITEM 10.	ADDITIONAL INFORMATION

A.    Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social”). This description is qualified in its entirety by reference to the Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At March 31, 2008, there were 268,318,431 total preferred shares outstanding and 343,259,037 total common shares outstanding, excluding the shares held in treasury. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

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

Although Law No. 10,303/01 amended the Brazilian Corporate Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares, since AmBev was incorporated prior to the enactment of Law No. 10,303/01, it is still allowed by law to have non-voting shares up to two-thirds of the total number of its shares.

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

According to the general principles of the Brazilian Corporate Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with such company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director may have an interest can only be approved if carried out on an arm’s length basis.

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

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to such “adjusted income” (which we will refer to as the “distributable amount”) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

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

Payment of Dividends

Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev’s bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest on shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is deductible for income tax purposes up to certain statutory limits (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we have no liability for such payment.

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

Interest on Shareholders’ Equity

Since 1996 Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity. The amounts paid under this concept are deductible for AmBev’s income tax purposes and, as of the beginning of 1998, they also became deductible for social contribution purposes. The interest on shareholders’ equity is a tax deductible expense for AmBev, calculated using the Company’s shareholder’s equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”) limited in respect of any particular year to the maximum of (i) 50% current net income before the tax deduction of the interest on shareholders’ equity; or (ii) 50% of retained earnings plus any statutory earnings reserve. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Interest on shareholders’ equity is treated exactly as dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders upon receipt of such interest payment, which tax is collected by the Company on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax haven jurisdiction according to Brazilian tax legislation, the withholding tax is due at a 25% rate. According to Brazilian tax legislation, a jurisdiction that does not tax income, or that taxes it at a rate lower than 20%, or if the jurisdiction has rules that prevent the disclosure of the names of the equity holders in entities resident or domiciled therein, are considered tax haven jurisdictions. The Brazilian Revenue Service periodically issues an exhaustive list naming tax haven jurisdictions.

The net amount shareholders receive as interest on shareholders’ equity is deducted from the mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporate Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

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

AmBev’s Legal Reserve equals 20% of our paid-in capital.

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

Tax Incentive Reserve

Under Brazilian tax laws, a portion of “adjusted income” may also be allocated to a general “tax incentive reserve” in amounts corresponding to reductions in a company’s income tax generated by credits for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Goodwill from shares issued

Pursuant the Brazilian Corporate Law, the amount received from subscription shares in excess of the average book value of the shares should be allocated in this reserve. The amount can be used for future capital increases without the issuance of new shares or to support our share buy-back program.

Fiscal Benefit of goodwill amortization - Normative Instruction 319/99

Pursuant the Normative Instruction 319/99 issued by CVM, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition becomes deductible for income tax and social contribution purposes, and this future tax benefit is recorded as a capital reserve by the public company. As this benefit is realized, the public company increases its capital proportional to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

Voting Rights

Each common share entitles its holder to one vote at AmBev’s shareholders’ meetings. Holders of preferred shares are not ordinarily entitled to vote at AmBev’s shareholders’ meetings.

The Brazilian Corporate Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire full voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by such company’s bylaws, which may not exceed three consecutive fiscal years. Such voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. Our by-laws include a similar provision applicable to preferred stock with minimum dividends, if and when issued. Our preferred stock does not have minimum or fixed dividends.

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

Liquidation

In the event of liquidation of the Company, a general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (AmBev’s capital as of March 31, 2008 was R$6,105,206,551.55), prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

Although FAHZ’s net assets are included for the purposes of U.S. GAAP, in the event of liquidation the creditors of AmBev would not have access to the assets of FAHZ.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where AmBev has its registered office. In the General Shareholders’ Meeting held on April 28, 2008, the shareholders of AmBev designated Valor Econômico, a local newspaper of the city of São Paulo for this purpose. Such notice must contain the agenda for the meeting.

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

Except as otherwise provided by law, resolutions of a general meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account. Under Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below, as well as, in the case of items (a) and (b), the approval of shareholders representing a majority of the issued and outstanding preferred shares of the affected class in a separate special meeting held no later than one year after the resolution is approved in the following circumstances (among others):

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

(c)	Reducing the mandatory dividend;

(d)	Merging AmBev with another company or consolidating or splitting it;

(e)	Changing the corporate purpose of AmBev; and

(f)	Dissolving AmBev or ceasing its liquidation status.

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

Withdrawal Rights

Under Brazilian Corporate Law, a dissenting shareholder has the right to withdraw from AmBev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to (among others):

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

Preemptive Rights

Each shareholder of AmBev generally has a preemptive right to subscribe for shares in capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe only to newly issued preferred shares or common shares, as applicable and only to the extent a registration statement is filed by the Company with the SEC. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares or common shares, holders of preferred ADSs or common ADSs, as the case may be, would have preemptive rights to subscribe for common shares or preferred shares, as applicable, in proportion to their shareholdings only to the extent necessary to prevent dilution of their interest in AmBev. AmBev’s bylaws provide that if our Board of Directors decides to increase our share capital within the limit of our authorized capital through sale in stock exchanges, public offerings or public tender offers, no preemptive rights apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our stock ownership plan, is not subject to preemptive rights.

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

•	Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board;

•	All of AmBev’s directors have been appointed by the controlling shareholders;

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

B.    Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

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

Pepsi

We have had a franchise relationship with Pepsi since 1997, which over time has evolved to include exclusivity of production, sale and distribution of Pepsi products in Brazil and currently encompasses Pepsi, Gatorade, and H2OH! among others.

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

Debt Issuances

In December 2001, CBB issued US$500 million 10.5% notes due December 2011 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On October 4, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default, which, if triggered, may cause accelerated amortization.

In September 2003, CBB issued US$500 million 8.75% notes due September 2013 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%. We consummated an SEC registered exchange offer on September 15, 2004. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

With the merger of CBB into AmBev in May 31, 2005, AmBev succeeded in all rights and obligations of CBB under the 2011 notes and the 2013 notes.

In June 2006, our Board of Directors approved a public offering of unsecured non-convertible debentures denominated in Reais in the Brazilian market of up to R$2,600 million. The issuance was registered with the CVM and its final amount was approximately R$2,065.0 million. Proceeds of such issuance, which was closed in August 2006, were used to finance the purchase of shares in Quinsa. See “History and Development of the Company—Interest on Quinsa” and “Capital Investment Program”.

On July 24, 2007, our 100% owned finance subsidiary, AmBev International Finance Co. Ltd. (“AmBev International”) issued R$300 million in notes with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non−U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The notes are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 notes on or before November 30, 2008.

License Agreements

We have a number of important license agreements, including a cross-license agreement with InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and InBev and according to which we may distribute Stella Artois branded beer in Canada and Argentina. See “Information on the Company—Licenses”. See also, for the AmBev-InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added taxes payable and (ii) ICMS deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between AmBev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country. Although the Brazilian Supreme Court has already declared part of Pará State’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision. Accordingly, as far as the tax benefits are granted based on the constitution and state legislation, most companies apply for and use those benefits when granted. See “Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

C.    Exchange Controls and other Limitations Affecting Security Holders

See “Item 3 - Key Information - Exchange controls.”

D.    Taxation

The following discussion summarizes the principal Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of notes, preferred shares, preferred ADSs, common shares or common ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose notes, preferred shares, preferred ADSs, common shares or common ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in notes, preferred shares, preferred ADSs, common shares or common ADSs.

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares, preferred ADSs, common shares or common ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

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

Taxation of Dividends. Dividends paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding tax.

Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident in Brazil are subject to Brazilian income tax. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%. A tax-haven jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%, and the Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions.2

2 The countries currently included in this list, according to Normative Instruction of the Brazilian Federal Revenue Service No. 188/02, are: American Samoa,
Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation. However, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Resolution No. 2,689 and the investor is not located in a tax-haven jurisdiction. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Resolution No. 2,689 and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction, or (b) such a sale is made under the Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM, in which cases such gains are exempt. If the foreign investor is located in a tax-haven jurisdiction, it will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction). There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

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

Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on a company’s shareholders’ equity. Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of

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

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from January 1, 2008, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

(i)	inflow related to transactions that are not carried out in the Brazilian stock exchange by 2,689 Holders, 1.5%;

(ii)	outflow related to transactions that are not carried out in the Brazilian stock exchange by 2,689 Holders, zero;

(iii)	inflow and outflow related to transactions carried out in the Brazilian stock exchange by 2,689 Holders, zero;

(iv)	inflow related to acquisition of shares in a public offering, provided the public offering is registered with the CVM and the issuer of the securities is listed in Brazilian stock exchange, zero; and

(v)	payment of dividends and interests on capital related to the investments mentioned on items (i) to (iv) above, zero.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving common or preferred shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. IOF/Bonds may also be levied on transactions involving common or preferred ADSs if they are considered assets located in Brazil by the tax authorities. As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, there is no judicial or administrative precedent on this specific matter. The rate of this tax with respect to common or preferred shares and common or preferred ADSs (if applicable) is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.

Registered Capital. The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by The Bank of New York, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the market rate. The registered capital for preferred shares purchased in the form of a preferred ADS or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York in exchange for a preferred or common ADS, will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

A Non-Brazilian Holder of preferred or common shares may experience delays in effecting such action which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Temporary Contribution on Financial Transaction (CPMF Tax). Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CMPF tax, at the rate of 0.38%. The funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

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

Distributions on Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

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

Passive Foreign Investment Company (“PFIC”) rules

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

Companhia de Bebidas das Américas – AmBev
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

These instruments are accounted for based on their characteristics. See Note 2(p) to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

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

We produce approximately 74% of our consolidated malt needs. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, the price is directly influenced by the fluctuation of international commodity prices.

As of December 31, 2007, our derivative activities consisted of sugar, wheat and aluminum futures. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2007. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(2)
	(R$ million, except price per ton)
Derivatives Instruments

Sugar Futures (NYBOT)
Notional Amount (ton)	183,854	27,687					211,541	7.4
Average Price (R$/ton)	511.39	473.68					506.46
Wheat Futures (CBOT)
Notional Amount (ton)	(23,922)						(23,922)	(2.4)
Average Price (R$/ton)	885.00						885.00
Aluminum Futures (LME)
Notional Amount (ton)	92,415						92,415	(31.6)
Average Price (R$/ton)	4,349.13						4,349.13
Corn Futures (BM&F)
Notional Amount (ton)	35						35	1.3
Average Price (R$/ton)	167.83						167.83
Total

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2007. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
U.S. Dollar Denominated Debt (Fixed Rate)
Notional Amount	(106.9)			(885.6)		(885.7)	(1,878.2)	(2,204.6)
Average Pay Rate	6.90%			10.50%		8.75%	9.47%
BNDES Currency Basket Debt (Floating Rate)
Currency Basket Denominated Debt (Floating Rate)	(20.9)	(10.4)	(9.9)	(0.8)			(41.9)	(41.9)
UMBNDES+	9.89%	9.89%	9.89%	9.89%			9.89%
Average Pay Rate
Yen Denominated Debt (Fixed Rate)
Notional Amount	(379.1)						(379.1)	(379.1)
Average Pay Rate	2.18%						2.18%
Euro Denominated Debt (Fixed Rate)

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
Notional Amount	(438.6)						(438.6)	(438.6)
Average Pay Rate	5.26%						5.26%
International Debt
U.S. Dollar Denominated Debt (Fixed Rate)	(559.6)	(22.1)	(35.4)	(171.3)	(209.1)	(210.9)	(1,208.4)	(1,222.7)
Average Pay Rate	6.41%	6.79%	7.15%	7.47%	7.28%	5.89%	6.65%
International Debt
Reais Denominated Debt (Fixed Rate)	(40.1)			(716.9)	(473.9)	(300.0)	(1,530.9)	(1,578.2)
Average Pay Rate	13.91%			15.88%	12.13%	9.50%	13.42%
International Debt
CAN Dollar Denominated Debt (Fixed Rate)						(325.0)	(325.0)	(325.0)
Average Pay Rate						4.70%	4.70%
International Debt
Other Latin American Currency Denominated (Fixed Rate)	(592.6)	(61.1)	(103.6)	(18.3)	(15.6)		(791.2)	(791.2)
Average Pay Rate	9.65%	7.30%	6.91%	8.09%	10.95%		9.10%
Reais Denominated Debt (Floating Rate—TJLP)
Notional Amount	(190.6)	(108.5)	(85.5)	(10.2)			(394.8)	(394.8)
TJLP + Average Pay Rate	4.02%	4.01%	3.98%	3.74%			4.00%
Reais Debt—ICMS (Fixed Rate)
Notional Amount	(45.6)		(14.5)			(159.6)	(219.7)	(219.7)
Average Pay Rate	3.34%		3.34%			3.34%	3.34%
Reais Debt—Debêntures (Floating Rate – CDI)
Notional Amount	(55.5)	(817.1)			(1,248.0)		(2,120.6)	(2,120.6)
Average Pay Rate %CDI	102.20%	101.75%			102.50%		102.24%
Reais Debt—Working Capital (Floating Rate – CDI)
Notional Amount	(46.9)						(46.9)	(46.9)
Average Pay Rate %CDI	103.50%						103.5%
Reais Debt—Industrial Loan (Floating Rate – TR)
Notional Amount		(476.7)					(476.7)	(476.7)
TR + Average Pay Rate		9.37%					9.37%

Cash Instruments

Cash and Cash Equivalent Denominated in U.S. dollar
Notional Amount	786.7						786.7	786.7
Cash and Cash Equivalent Denominated in Reais
Notional Amount	669.6						669.6	669.6
Cash and Cash Equivalent Denominated in CAD dollar
Notional Amount	54.0						54.0	54.0
U.S. Long-Term Investments Denominated in U.S. dollar
Notional Amount				25.8		54.7	80.5	80.5
Average Interest Rate				10.00%		10.25%	10.17%
U.S. Short-Term Investments Denominated in U.S. dollar
Notional Amount	164.9						164.9	164.9
Average Interest Rate	4.51%						4.51%
Canadian Short-Term Investments Denominated in CAD
Notional Amount	350.2						350.2	350.2
Average Interest Rate %CDI	4.20%						4.20%
Brazilian Short-Term Investments Denominated in Reais
Notional Amount	152.1						152.1	152.1

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
Average Interest Rate %CDI	100.38%						100.38%
Brazilian Long-Term Investments Denominated in Reais
Notional Amount		60.0	21.0	6.1		5.1	92.2	92.2
Interest Rate % CDI		101.00%	100.80%	101.50%		101.50%	101.01%
Brazilian Long-Term Investments Denominated in Reais - Fixed Rate
Notional Amount						44.5	44.5	44.5
Interest Rate						13.08%	13.08%
International Cash and Cash Equivalent Denominated in Other Latin American Currency
Notional Amount	101.8						101.8	101.8

Derivatives Instruments

BM&F DDI Future
Notional Amount	778.5	(1.6)	40.1	(149.3)	(3.3)	(138.1)	526.3	3.1
Average Interest Rate	7.60%	4.73%	4.74%	4.83%	5.02%	5.33%	8.80%
BM&F Dollar Future
Notional Amount	(997.9)						(997.9)	(5.7)
BM&F DI Future
Notional Amount		400.8					400.8	0.0
Average Interest Rate		12.08%					12.08%
U.S.$x R$ Cross Currency
Interest Rate Swap
Notional Amount		609.5		1,262.6		1,012.1	2,884.3	(500.8)
Average Interest Rate		5.5%		11.6%		10.3%	9.9%
R$ Pre Fixed Rate x CDI
Notional Amount						300.0	300.0	(39.6)
Average Interest Rate						9.5%	9.5%
Yen x R$ Cross Currency
Interest Rate Swap
Notional Amount	339.4						339.4	(2.7)
Average Interest Rate	2.18%						2.18%
EURO x R$ Cross Currency
Interest Rate Swap
Notional Amount	494.7						494.7	(0.04)
Average Interest Rate	4.8%						4.8%
C$ Pre Fixed Rate x
Canadian Bankers Acceptance
Notional Amount				586.8			586.8	6.3
Average Interest Rate				4.7%			4.7%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount	287.0						287.0	(135.8)
Average Interest Rate	6.65%						6.65%
C$ x R$ Cross Currency
Interest Rate Swap
Notional Amount				716.6	473.7		1,190.2	288.0
Average Interest Rate				15.88%	12.13%
ARS x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount	26.6				265.7		292.3	5.8
Average Interest Rate	7.15%				7.38%		7.35%

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
NDF ARS x U.S.$
Interest Rate Swap
Notional Amount	249.9						249.9	(3.1)
Average Unit Price - Pesos	3.1420						3.1420
NDF ARS x EURO
Interest Rate Swap
Notional Amount	4.2						4.2	0.1
Average Unit Price - Pesos	4.6782						4.6782
NDF BOB x U.S.$
Interest Rate Swap
Notional Amount	53.1						53.1	0.0
Average Unit Price - Pesos	7.5700						7.5700
NDF CLP x U.S.$
Interest Rate Swap
Notional Amount	22.9						22.9	(0.7)
Average Unit Price - Pesos	496.8900						496.8900
NDF UYU x U.S.$
Interest Rate Swap
Notional Amount	34.9						34.9	(3.1)
Average Unit Price - Pesos	21.5250						21.5250
NDF Peru Soles x U.S.$
Notional Amount	55.1						55.1	(0.1)
Average Unit Price - Soles	2.9740						2.9740

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.
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

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2008	2007	2006	2005

1st Quarter	6.25	6.50	9.00	9.75
2nd Quarter	6.25	6.50	8.15	9.75
3rd Quarter		6.25	7.50	9.75
4th Quarter		6.25	6.85	9.75

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003 until December 31, 2007, the Real appreciated by 38,69% against the U.S. dollar, and, as of December 31, 2007, the commercial market rate for purchasing U.S. dollars was R$1.7713 per US$1.00. The Real appreciated against the U.S. dollar by 20.8% during 2007.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2007 included debt of R$5,063 million.

Current Exposure

As of December 31, 2007, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2007. The contract terms of these instruments have been categorized by expected maturity dates.

	Principal Maturity Periods(1)
	2008	2009	2010	2011	2012	Thereafter	Total(2)	Fair Value(2)
	(R$ in millions, except percentages)
Derivatives Instruments

BM&F DDI Future
Notional Amount	778.5	(1.6)	40.1	(149.3)	(3.3)	(138.1)	526.3	3.1
Average Interest Rate	7.60%	4.73%	4.74%	4.83%	5.02%	5.33%	8.80%
BM&F Dollar Future
Notional Amount	(997.9)						(997.9)	(5.7)
U.S.$x R$ Cross Currency
Interest Rate Swap
Notional Amount		609.5		1,262.6		1,012.1	2,884.3	(500.8)
Average Interest Rate		5.50%		11.62%		10.29%	9.90%
Yen x R$ Cross Currency
Interest Rate Swap
Notional Amount	339.4						339.4	(2.7)
Average Interest Rate	2.18%						2.18%
EURO x R$ Cross Currency
Interest Rate Swap
Notional Amount	494.7						494.7	(0.1)
Average Interest Rate	4.80%						4.80%
C$ x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount	287.0						287.0	(135.8)
Average Interest Rate	6.65%						6.65%
C$ x R$ Cross Currency
Interest Rate Swap
Notional Amount				716.6	473.7		1,190.2	288.0
Average Interest Rate				15.88%	12.13%
ARS x U.S.$ Cross Currency
Interest Rate Swap
Notional Amount	249.9						249.9	(3.1)
Average Unit Price - Pesos	3.1420						3.1420
NDF ARS x U.S.$
Interest Rate Swap
Notional Amount	4.2						4.2	0.1
Average Unit Price - Pesos	4.6782						4.6782
NDF ARS x EURO
Interest Rate Swap
Notional Amount	53.1						53.1	0.0
Average Unit Price - Pesos	7.5700						7.5700
NDF BOB x U.S.$
Interest Rate Swap
Notional Amount	22.9						22.9	(0.7)
Average Unit Price - Pesos	496.8900						496.8900
NDF CLP x U.S.$
Interest Rate Swap
Notional Amount	34.9						34.9	(3.1)
Average Unit Price - Pesos	21.5250						21.5250
NDF Peru Soles x U.S.$
Notional Amount	55.1						55.1	(0.1)
Average Unit Price - Soles	2.9740						2.9740

Total

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULT, DIVIDENDS ARREAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, and who includes the Chief Executive Officers and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officers and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officers and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1
We have audited Companhia de Bebidas das Américas – AmBev’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia de Bebidas das Américas – AmBev’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

2
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5
In our opinion, Companhia de Bebidas das Américas – AmBev maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

6
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia de Bebidas das Américas - AmBev and its subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, changes in financial position, and cash flows for the year then ended, and our report dated May 7, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

São Paulo, Brazil
May 7, 2008

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

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officers, principal financial officer and principal accounting officer, among others. The code became effective in 2003; it was last amended on December 11, 2006 and is attached to this annual report as an Exhibit. If the provisions of the code that apply to our principal executive officers, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes acted as our independent auditor for the fiscal year ended December 31, 2007. Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the fiscal years ended 2006 and 2005. The chart below sets forth the total amount billed to us by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes respectively, for services performed in the years 2007 and 2006, and breaks down these amounts by category of service:

	2007 (KPMG)	2006 (DTT)
	(R$ thousands)
Audit Fees	5,006.5	2,921.3
Audit-Related Fees	689.8	484.8
Tax Fees	144.2	—
All Other Fees	55.5	119.7
Total	5,896.0	3,525.8

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2007 and 2006 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

During 2006 there were no fees related to services for tax compliance, tax planning and tax advice from the independent auditors hired to audit our reports. In 2007, tax fees were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The audited financial statements herein have been audited by KPMG Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of KPMG Auditores Independentes are located at Rua Dr. Renato, Paes de Bauros, 33, in the city of São Paulo, São Paulo. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SPO14428/O-6. On April 9, 2007, KPMG Auditores Independentes substituted Deloitte Touche Tohmatsu Auditores Independentes as the Company’s independent auditor.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Conselho Fiscal, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors. Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. The Board of Directors and the Conselho Fiscal periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in such require a prior favorable opinion of our Conselho Fiscal. Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Conselho Fiscal is a permanent body which operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided for in Rule 10A-3(c) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one financial expert, namely Mr. Álvaro Antônio Cardoso de Souza.

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

Preferred Shares Repurchases

Period	Total number of shares purchased	Average price paid per share $	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January 2007	3,339,495	105.87	3,399,495	290,248,142
February 2007	1,544,334	109.46	1,499,198	Not specified
March 2007	1,981,070	108.02	1,974,070	Not specified
April 2007	4,164,727	117.26	4,077,078	Not specified
May 2007	3,270,832	128.56	3,270,832	Not specified
June 2007	2,111,386	137.24	2,111,386	Not specified
July 2007	1,519,102	137.22	1,519,102	Not specified
August 2007(3)	447,734	126.43	447,734	Not specified
September 2007	53,135	115.15	53,135	Not specified
October 2007	401,931	138.26	401,931	Not specified
November 2007	1,360,857	128.02	1,360,857	Not specified
December 2007	2,677,073	130.77	2,677,073	Not specified
January 2008	1,382,677	120.63	1,382,677	Not specified
February 2008	40,844	135.79	40,844	Not specified
March 2008	1,953,785	137.78	1,953,785	Not specified
__________________

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2)	The plans approved on and after February 2007, there was no maximum amount of shares that could be purchased under the program, but a maximum monetary amount.
(3)	On June 29, 2007, AmBev’s shareholders approved a 100:1 reverse stock split. On August 2, 2007, the trading lot at the Bovespa changed from 1,000 shares to 1 share.

Common Shares Repurchases

Period	Total number of shares purchased	Average price paid per share $	Total number of shares purchased as part of publicly announced plans or programs(1)	Maximum number of shares that may be purchased under the plans or programs(2)
January 2007	181,862	96.21	181,862	16,419,045
February 2007	124,863	96.99	115,914	Not specified
March 2007	440,125	103.35	438,666	Not specified
April 2007	813,555	110.46	760,030	Not specified
May 2007	9,419	122.74	9,419	Not specified
June 2007	18,308	134.89	18,308	Not specified
July 2007	2,983	132.39	2,983	Not specified
August 2007(3)	46,534	119.38	46,534	Not specified
September 2007	32,633	102.44	32,633	Not specified
October 2007	280,262	137.04	280,262	Not specified
November 2007	4,986	127.33	4,986	Not specified
December 2007	576,102	125.00	576,102	Not specified
January 2008	185,764	110.21	185,764	Not specified
February 2008	31,679	131.91	31,679	Not specified
March 2008	389,683	125.38	389,683	Not specified
__________________
(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
(2)	The plans approved on and after February 2007, there was no maximum amount of shares that could be purchased under the program, but a maximum monetary amount.
(3)	On June 29, 2007, AmBev’s shareholders approved a 100:1 reverse stock split. On August 2, 2007, the trading lot at the Bovespa changed from 1,000 shares to 1 share.

The publicly announced programs referenced in the above tables are the following:

Approval Date	Period	Common or Preferred shares	Maximum number of Preferred shares	Maximum Number of Common shares	Maximum amount (R$ thousand)
November 7, 2005	365 days	Preferred	19,755,889	-	500,000
February 22, 2006	180 days	Common and Preferred	9,839,872	3,781,217	500,000
August 7, 2006	360 days	Common and Preferred	6,697,250	3,703,971	1,000,000
November 14, 2006	360 days	Common and Preferred	13,168,972	3,250,073	1,000,000
February 6, 2007	360 days	Common and Preferred	Not specified	Not specified	1,000,000
May 9, 2007	360 days	Common and Preferred	Not specified	Not specified	1,000,000
August 21, 2007	360 days	Common and Preferred	Not specified	Not specified	500,000
December 13, 2007	360 days	Common and Preferred	Not specified	Not specified	500,000
March 3, 2008	360 days	Common and Preferred	Not specified	Not specified	750,000

ITEM 18. FINANCIAL STATEMENTS

COMPANHIA DE BEBIDAS DAS AMÉRICAS -

AMBEV

Consolidated Financial Statements

December 31, 2007 and 2006

(With Independent Auditors’ Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To
The Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have audited the accompanying consolidated balance sheet of Companhia de Bebidas das Américas - AmBev (“the Company”) and its subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity, changes in financial position, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries as of December 31, 2007, and the results of their operations, changes in shareholders’ equity, changes in financial position, and their cash flows for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Accounting practices adopted in Brazil vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

5.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia de Bebidas das Américas - AmBev’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 7, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

São Paulo, Brazil

May 7, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP – Brazil

1.
We have audited the accompanying consolidated balance sheet of Companhia de Bebidas das Américas - AmBev and its subsidiaries (the “Company” or “AmBev”) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders’ equity, changes in financial position, and cash flows for each of the two years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We did not audit the statements of income of Labatt Brewing Company Limited (“Labatt”) (a wholly-owned subsidiary of AmBev), which statements reflect total revenues constituting 24.9 percent of consolidated total revenues for the year ended December 31, 2005. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiary, is based solely on the report of such other auditors.

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

3.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries as of December 31, 2006, and the consolidated results of their operations, changes in stockholders’ equity, their financial position and their cash flow for each of the two years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

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

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU Auditores Independentes São Paulo, Brazil February 26, 2007, except for Notes 23 and 24 as to which the date is July 4, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Labatt Brewing Company Limited
Toronto, Canada

1.
We have audited the balance sheet of Labatt Brewing Company Limited (the "Company") as of December 31, 2005 and the related statements of operations, deficit and contributed surplus and changes in financial position for the year then ended, all expressed in Canadian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of operations and changes in stockholders' equity and financial position for the year ended December 31, 2005, in conformity with accounting practices adopted in Brazil.

4.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has presented the nature and effect of such differences in note 20 to the financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 3, 2006, except as to note 22 which is as of July 4, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(Expressed in millions of Brazilian reais)

	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,308.2	1,538.9
Short-term investments	174.8	226.1
Trade accounts receivable, net	1,623.1	1,542.7
Recoverable Taxes	739.3	687.7
Deferred income and social contribution taxes	649.7	610.0
Inventories	1,457.8	1,363.9
Other	927.5	848.3
Total current assets	7,880.4	6,817.6

NON-CURRENT ASSETS
LONG-TERM ASSETS
Deferred income and social contribution taxes	3,036.8	3,566.7
Escrow and compulsory deposits and tax incentives	646.2	353.0
Properties, machinery and equipment held for sale	103.0	86.0
Financed sale of shares	41.6	72.8
Deferred income from financial instruments	145.2	44.4
Other	374.6	441.5
Total non-current assets	4,347.4	4,564.4

PERMANENT ASSETS
Investments
Goodwill and negative goodwill	14,983.0	17,986.2
Other	59.9	39.8
Property, plant and equipment	5,981.5	5,723.9
Deferred charges	2,223.6	429.0
Total permanent assets	23,248.0	24,178.9

TOTAL	35,475.8	35,560.9

	2007	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	2,137.6	1,387.4
Payroll and related charges	402.4	480.3
Loans and financing	2,420.8	2,038.7
Debentures	55.5	65.9
Other taxes payable	1,261.0	1,239.0
Unrealized loss on derivatives	709.3	405.3
Dividends payable	36.4	109.0
Income and social contribution taxes payable	720.9	366.3
Other	742.2	752.5
Total current liabilities	8,486.1	6,844.4

LONG-TERM LIABILITIES
Loans and financing	5,310.8	5,396.9
Provision for contingencies	808.4	579.1
Sales tax deferrals	617.4	405.7
Debentures	2,065.1	2,065.1
Other	424.3	629.0
Total long term liabilities	9,226,0	9,075.8

DEFERRED INCOME	156.5	149.9

MINORITY INTEREST	187.3	222.7

SHAREHOLDERS’ EQUITY
Subscribed and paid-in capital	6,105.2	5,716.1
Capital reserves	9,952.6	12,870.6
Profit reserves	2,521.0	1,622.1
Treasury shares	(1,158.9)	(940.7)
Total shareholders’ equity	17,419.9	19,268.1

TOTAL	35,475.8	35,560.9

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais, except for earnings per thousand shares)

	2007	2006	2005

GROSS SALES	37,016.2	32,487.8	28,878.7
Value-added and other taxes, discounts and returns	(17,368.0)	(14,874.1)	(12,920.1)

NET SALES	19,648.2	17,613.7	15,958.6
Cost of sales	(6,546.0)	(5,948.7)	(5,742.4)

GROSS PROFIT	13,102.2	11,665,0	10,216.2

OPERATING INCOME (EXPENSES)
Selling and marketing	(4,109.0)	(3,866.7)	(3,499.9)
General and administrative	(801.4)	(771.2)	(830.6)
Depreciation and amortization	(948.8)	(770.8)	(667.9)
Provision for contingencies and other	(25.1)	111.8	(71.5)
Financial income (expenses), net	(1,253.0)	(1,078.3)	(1,086.7)
Other operating income (expenses), net	(1,483.2)	(955.1)	(1,075.4)
Equity in results of affiliates	3.9	1.4	2.0
	(8,616.6)	(7,328.9)	(7,230.0)

OPERATING INCOME	4,485.6	4,336.1	2,986.2
Non-operating income (expenses), net	40.4	(28.8)	(234.3)

INCOME BEFORE INCOME TAXES, PROFIT SHARING AND MINORITY INTEREST	4,526.0	4,307.3	2,751.9
Provision for Income and social contribution taxes
Current	(963.6)	(688.8)	(757.1)
Deferred	(629.3)	(626.5)	(263.1)

INCOME BEFORE PROFIT SHARING AND MINORITY INTEREST	2,933.1	2,992.0	1,731.7
Employees and management profit sharing	(69.4)	(194.4)	(202.8)

INCOME BEFORE MINORITY INTEREST	2,863.7	2,797.6	1,528.9
Minority interest	(47.3)	8.7	16.8

NET INCOME	2,816.4	2,806.3	1,545.7

NUMBER OF SHARES OUTSTANDING AT YEAR-END, EXCLUDING TREASURY SHARES (IN THOUSANDS)	615,558	63,719,393	65,346,214

EARNINGS PER SHARE AT YEAR END (WHOLE REAIS) - R$	4.58	0.04	0.02

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais)

	Profit Reserves
	Subscribed and paid-in capital	Capital reserve	Legal reserve	Statutory reserves	Treasury shares	Retained earnings	Total

BALANCES AT DECEMBER 31, 2004	4,742.8	12,859.4	208.8	224.9	(1,040.0)	-	16,995.9

Capital increase upon capitalization of reserves	948.6	(948.6)	-	-	-	-	-
Downstream merger - InBev Brasil	-	2,883.3	-	-	-	-	2,883.3
Repurchase of own shares for treasury	-	-	-	-	(437.3)	-	(437.3)
Cancellation of treasury shares	-	(868.1)	-	-	868.1	-	-
Transfer of treasury shares to stock ownership plan	-	(94.4)	-	-	192.5	-	98.1
Disposal of treasury shares	-	-	-	-	23.3	-	23.3
Subsidy of financing and fiscal incentives	-	57.9	-	-	-	-	57.9
Net income	-	-	-	-	-	1,545.7	1,545.7
Appropriation of net income
Statutory reserve	-	-	-	246.1	-	(246.1)	-
Interim dividends	-	-	-	-	-	(556.2)	(556.2)
Interim interest attributed to shareholders’ equity	-	-	-	-	-	(744.0)	(744.0)
Dividends and interest attributed to shareholders’ equity (prescribed)	-	-	-	-	-	0.6	0.6

BALANCES AT DECEMBER 31, 2005	5,691.4	13,889.5	208.8	471.0	(393.4)	0.0	19,867.3

Capital increase upon capitalization of exercice of options of stock ownership plan	3.4	(3.4)	-	-	-	-	-
Capital increase upon capitalization of reserves	21.3	(21.3)	-	-	-	-	-
Advance for future capital increase related to stock ownership plan	-	3.4	-	-	-	-	3.4
Repurchase of own shares for treasury	-	-	-	-	(1,762.3)	-	(1,762.3)
Cancellation of treasury shares	-	(1,046.2)	-	-	1,046.2	-	-
Transfer of treasury shares to stock ownership plan	-	(67.2)	-	-	168.8	-	101.6
Subsidy of financing and fiscal incentives	-	115.8	-	-	-	-	115.8
Net income	-	-	-	-	-	2,806.3	2,806.3
Appropriation of net income
Statutory reserve	-	-	-	1,333.2	-	(1,333.2)	-
Interim interest attributed to shareholders’ equity	-	-	-	-	-	(1,473.1)	(1,473.1)
Supplemental dividends	-	-	-	(390.9)	-	-	(390.9)

BALANCES AT DECEMBER 31, 2006	5,716.1	12,870.6	208.8	1,413.3	(940.7)	-	19,268.1
Capital increase upon capitalization of exercice of options of stock ownership plan	128.3	-	-	-	-	-	128.3
Capital increase upon capitalization of reserves	260.8	(260.8)	-	-	-	-	-
Goodwill on subscribed Capital	-	(8.1)	-	-	-	-	(8.1)
Repurchase of own shares for treasury	-	-	-	-	(3,082.6)	-	(3,082.6)
Cancellation of treasury shares	-	(2,760.4)	-	-	2,760.4	-	-
Transfer of treasury shares to stock ownership plan	-	(38.2)	-	-	104.0	-	65.8
Subsidy of financing and fiscal incentives	-	149.5	-	-	-	-	149.5
Net income	-	-	-	-	-	2,816.4	2,816.4
Appropriation of net income
Statutory reserve	-	-	-	898.9	-	(898.9)	-
Interim dividends	-	-	-	-	-	(841.8)	(841.8)
Interim interest attributed to shareholders’ equity	-	-	-	-	-	(1,084.0)	(1,084.0)
Dividends and interest attributed to shareholders’ equity prescribed	-	-	-	-	-	8.3	8.3

BALANCES AT DECEMBER 31, 2007	6,105.2	9,952.6	208.8	2,312.2	(1,158.9)	-	17,419.9

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais)

	2007	2006	2005

SOURCES OF FUNDS
From Operations:
Net income	2,816.4	2,806.3	1,545.7
Items not affecting working capital:
Equity in results of affiliates	(3.9)	(1.4)	(2.0)
Deferred income and social contribution taxes	629.3	626.5	263.1
Amortization of goodwill and negative goodwill, net	1,560.3	1,283.0	1,343.0
Gain on the settlement of tax incentives	(34.4)	(39.9)	(28.3)
Depreciation and amortization	1,424.0	1,188.4	1,087.5
Provision for contingencies and other	25.1	(111.8)	71.5
Interest expense on provision for contingencies	39.6	36.7	52.7
Financial charges on long-term loans, net	(484.0)	(470.3)	(501.2)
Foreign exchange loss (gain) on subsidiaries abroad	227.6	(79.4)	289.3
Loss arising from changes in holdings in subsidiaries	(3.2)	(6.1)	64.8
Minority interest	47.3	(8.7)	(16.8)
Net book value of disposal of property, plant and equipment and investments	187.0	288.6	150.4
Interest and charges on advances to employees for purchase of shares	(7.8)	(10.0)	(13.3)
Provision for losses on permanent assets	14.6	8.7	116.8
Total from operations	6,437.9	5,510.6	4,423.2

From shareholders:
Capital Increase	128.3	-	-
Dividends prescribed	8.3	-	-
Sale of treasury shares to employees under the stock ownership plan	65.8	105.3	132.5
Advances to employees for the purchase of shares	38.9	78.5	73.3

From third parties:
Increase in long-term liabilities and decrease in non-current assets
Loans and financing	644.0	-	2,233.7
Sales taxes deferrals	149.5	268.4	115.5
Deferred charges	11.1	-	12.0
Debentures	-	2,065.1	-
Other recoverable taxes	-	66.6	543.4
Contingencies	146.5	-	-
Other accounts receivable	-	-	78.5
Other	-	4.3	0.5
Total sources of funds	7,630.3	8,098.8	7,612.6
(Continues)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais)	(Continuation)

	2007	2006	2005

APPLICATION OF FUNDS
Increase in non-current assets and decrease in long-term liabilities:
Restricted deposits for legal proceedings	34.4	61.4	72.2
Receivables from proportionally consolidated companies	0.7	-	8.2
Recoverable taxes	147.7	-	8.3
Other assets	629.8	57.8	4.3
Provision for contingencies	-	264.3	224.1
Loans and financing	-	185.9	-
Other liabilities	245.5	176.6	30.0
Permanent assets:	-	-	-
Investments	453.0	2,731.0	190.4
Property, plant and equipment	1,630.9	1,425.7	1,169.4
Deferred charges	15.5	18.7	265.4
Repurchase share for treasury	3,090.6	1,762.3	438,0
Proposed and declared dividends	1,925.8	1,864.0	1,299.6
Change in interest from minority shareholders	35.3	0.5	88.3
Total application of funds	8,209.2	8,548.2	3,798.2

(DECREASE) INCREASE IN WORKING CAPITAL	(578.9)	(449.4)	3,814.4

REPRESENTED BY
Current assets:
At end of year	7,880.4	6,817.6	5,474.7
At beginning of year	6,817.6	5,474.7	5,379.7
	1,062.8	1,342.9	95.0
Current liabilities
At end of year	8,486.1	6,844.4	5,052.3
At beginning of year	6,844.4	5,052.1	8,771.7
	1,641.7	1,792.3	(3,719.4)

(DECREASE) INCREASE IN WORKING CAPITAL	(578.9)	(449.4)	3,814.4

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais)

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,816.4	2,806.3	1,545.7
Adjustments to net income:
Deferred income and social contribution	629.3	626.5	263.1
Amortized goodwill, net of negative goodwill	1,560.3	1,283.0	1,343.0
Depreciation and amortization	1,424.0	1,188.4	1,087.5
Provision for contingencies and other	25.1	(111.8)	71.5
Interest expenses on provision for contingencies	82.9	36.7	52.7
Gain on the settlement of tax incentives	(34.4)	(39.9)	(28.3)
Provision (reversal) for losses on inventories and permanent assets	(10.2)	11.8	58.6
Reversal of allowance for losses on investments	(3.2)	(22.0)	-
Provision for restructuring	5.6	18.8	114.9
Unrealized losses (gains) on derivatives	119.8	260.5	(239.5)
Interest and charges on advances to employees for purchase of shares	(7.7)	(10.0)	(13.3)
Interest and charges on taxes and contributions	8.0	1.4	5.2
Interest and foreign exchange losses on loans	343.2	424.2	281.0
Loss on disposal of property, plant and equipment	83.0	163.4	102.5
Recovery of tax credits	(32.1)	(24.0)	-
(Gain) Loss arising from changes in holdings in subsidiaries	(3.2)	(5.5)	64.8
Foreign exchange gains on subsidiaries not affecting cash, net	227.5	(79.4)	(67.6)
Minority interest	47.3	(8.7)	(16.8)
Equity in results of affiliaties	(3.9)	(1.4)	(2.0)
Write-off of non-recoverable excise tax (IPI) and value added tax (ICMS)	17.4	-	-

(Increase) decrease in assets
Trade accounts receivable, net	(165.2)	(166.2)	(246.9)
Recoverable taxes	(49.8)	(14.5)	87.1
Inventories	(148.9)	(142.8)	93.2
Restricted deposits for legal proceedings	(16.1)	(63.2)	(130.0)
Other	(40.3)	(232.1)	106.1
Increase (decrease) in liabilities:
Trade accounts payable	843.4	286.8	1.1
Accrued payroll, profit sharing and related charges	(62.1)	20.7	118.0
Income and social contribution taxes and other taxes	253.9	36.9	(383.1)
Disbursements related to provision for contingencies	(170.7)	(268.2)	(101.6)
Other	179.3	9.5	(17.3)
Cash provided by operating activities	7,918.6	5,985.2	4,149.6

(Continued)

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Expressed in millions of Brazilian reais)	(Continuation)

	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments (maturity over 90 days)	(224.2)	180.6	(52.4)
Investment in affiliates and subsidiaries, net of cash acquired	(430.1)	(2,639.2)	(97.3)
Securities and collateral	-	0.1	(15.4)
Property, plant and equipment	(1,630.9)	(1,425.7)	(1,369.5)
Proceeds from disposal of property, plant and equipment	107.5	117.6	49.6
Expenditures on deferred charges	(15.5)	(18.7)	(47.8)
Repurchase of own shares by affiliated companies	-	-	(87.5)
Capital increase in subsidiary	(12.7)	-	-
Pay-off of investments	-	-	1.0
Cash and cash equivalents from first time consolidation of subsidiary	3.5	-	-
Net cash used in investing activities	(2,202.4)	(3,785.3)	(1,619.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing:
Issuances	9,428.5	9,344.8	8,917.4
Repayments, including interest	(9,384.7)	(7,386.3)	(9,361.1)
Capital increase	128.3	3.4	-
Repurchase on own shares for treasury	(3,094.3)	(1,765.1)	(363.1)
Dividends and interests on own capital paid	(1,952.6)	(1,790.8)	(2,272.0)
Advance to employee for purchase of shares, net of repayments	54.5	72.5	53.8
Premium of repurchase of shares	-	-	91.7
Other	(4.9)	53.0	(40.7)
Cash used in financing activities	(4,825.2)	(1,468.5)	(2,974.0)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(121.7)	(29.8)	(10.0)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	769.3	701.6	(453.7)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,538.9	837.3	1,291.0

CASH AND CASH EQUIVALENTS AT END OF YEAR	2,308.2	1,538.9	837.3

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of capitalized interest	816.0	603.1	719.4
Taxes on income	631.8	585.3	836.1

NON CASH INVESTING AND FINANCING TRANSACTIONS
Downstream merger - InBev Brasil	-	-	2,883.3

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2006 AND 2005
(Amounts in millions of Brazilian reais - R$, unless otherwise indicated; Amounts in Canadian dollars are in millions of Canadian dollars)

1.         OUR GROUP AND OPERATIONS

a) Overview

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

AmBev maintains a franchise agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade, and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through our subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of InBev S.A./N.V. in Brazil, Argentina and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

AmBev shares are traded on the São Paulo Stock Exchange - BOVESPA, and the New York Stock Exchange - NYSE, as American Depositary Receipts (ADRs).

b) Main events that ocurred in the years ended 2007 and 2006

(i) Merger of the subsidiary Beverage Associates Holding Ltd. (“BAH”)

On June 29, 2007, the subsidiary BAH was merged into AmBev, with the purpose of simplifying the corporate structure and reducing costs in both companies involved. The goodwill amortization recorded by AmBev, based on future profitability of BAH, is being considered as deductible for tax purposes, pursuant to the legislation in force, and based on the opinion of the Company's legal counsel. As BAH was already a wholly-owned subsidiary of AmBev, there was no issuance of shares in the merger.

(ii) Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Canada

On March 29, 2007, Labatt Canada acquired 100% of Lakeport’s Units, for CAD$208.5 (equivalent to R$376.4 on December 31, 2007), recording a goodwill of CAD$205.9 (equivalent to R$371.8 on December 31, 2007), which is being amortized on a straight-line basis over 10 years. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport became a wholly-owned subsidiary of Labatt Canada. Labatt Canada subsequently applied to have the Units delisted from the Toronto Stock Exchange and took the necessary steps to notify and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

(iii) Sale and purchase agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company, owning 95.89% of Cintra’s total shares. The amount paid for the purchase was R$43.2 and resulted in an initial amount of goodwill being recorded for R$548.7, to be amortized over 10 years.

In addition, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired the remaining 4.11% of Cintra’s shares for a purchase consideration of R$6.5, resulting in goodwill of R$21.0, which is being amortized over 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets.

On April 17, 2007, the Company performed a detailed analysis of assets and liabilities acquired from these companies and recorded adjustments to the opening balance sheet, mainly to the provision for contingencies and deferred income tax, which resulted in the reduction of the initial goodwill, in an amount of R$185.6 in Goldensand and of R$7.9 in Cintra. The adjusted condensed consolidated opening balance sheet of Goldensand is as follows:

April 17, 2007
Current assets	32.7
Long-term assets	141.3
Property, plant and equipment	154.5
Current liabilities	58.3
Long-term liabilities	345.7
Provision for contingencies	251.0
Minority interest (*)	(6.6)
Shareholders’ equity	(319.9)

(*) Indirect interest of Monthiers S.A. (“Monthiers”), a wholly-owned subsidiary of AmBev.

(iv) Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers, acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1.3, representing an interest increase of 20% in its capital stock. As a result, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$0.8.

(v) Acquisition of control of Quilmes Industrial (Quinsa) S.A. (“Quinsa”)

On August 8, 2006, the Company closed the transaction with Beverage Associates Corp. (“BAC”), the other joint controlling shareholder of Quinsa, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding Ltd. (“BAH”), for R$2,738.8, resulting in goodwill in the amount of R$2,331.1. Upon the closing of the transaction, AmBev’s interest in Quinsa’s capital stock increased from 56.83% to 91.36%.

(vi) Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the Romero Group, by means of a sale agreement of 25% of the capital stock of its indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Peru”) to Ransa Comercial S.A., an integrated company of the Romero Group. On July 14, 2006, the Company closed the transaction for the amount of R$8.2. The shareholders’ agreement also set forth a call option in favor of the Romero Group for an additional 5% of AmBev Peru’s capital stock.

On September 22, 2006, the call option was exercised in the amount of R$1.7, and the interest of the Romero Group in the capital stock of AmBev Peru increased from 25% to 30%.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation of our financial statements

The consolidated financial statements were prepared in accordance with the accounting practices set forth in the Brazilian Corporate Law and with the rules issued by the Brazilian Securities and Exchange Commission - CVM. These financial statements do not reflect the amendments enacted by Law 11,638/07, as mentioned in Note 22 (a).

These financial statements differ from our Brazilian GAAP financial statements due to certain reclassifications and changes in terminology, and additional accompanying notes added to conform more closely to generally accepted accounting principles in the United States of America (“US GAAP”). The statement of cash flows conforms to International Accounting Standard No. 7, Cash Flow Statements and IBRACON NPC Standard No. 20, Cash Flow Statements.

Certain accounting practices adopted by the Company and its subsidiaries that conform to Brazilian GAAP may not conform with US GAAP (see Note 23).

b)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 7 (c) and (d). The accounting policies were applied uniformily to the consolidated companies and are consistent with those applied in the previous years.

Through July 31, 2005, the Company proportionally consolidated Quinsa’s financials statements. Beginning August 1, 2006 as a result of the acquisition of BAH (Note 1(b)(v)), Quinsa started being fully consolidated.

In addition, the Company proportionally consolidates the net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”).

On December 31, 2007, total net liabilities recorded by AmBev relative to these companies amounted to R$2,119 and net income totaled R$3,674 (R$5,797 and (R$3,409), respectively, on December 31, 2006).
The Company also consolidated the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On December 31, 2007 and 2006, the balances presented in the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to changes in the prices of commodities, interest rates and exchange rates.

c)	Translation of the financial statements of subsidiaries located abroad

Malt operations located in Argentina and Uruguay have the US dollar as their functional currency, as their revenues and cash flows are primarily linked to such currency. The financial statements of other subsidiaries located abroad are prepared based on the local currency, which equals their functional currency.

Assets, liabilities and shareholders’ equity of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement is translated and maintained in reais at the average exchange rates of each month, with the difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period being recorded in “Other operating income (expenses), net”.

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US$ to Brazilian Real (“R$”) at December 31, 2007 was R$1.7713 (R$2.1380 at December 31, 2006).

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	33.77	34.17
GTQ	Quetzal	Guatemala	7.60	7.63
PEN	Peruvian sol	Peru	3.20	2.99
VEB	Bolívar	Venezuela	2,150.00	2,150.00
ARS	Argentinean Peso	Argentina	3.07	3.15
BOB	Bolivian	Bolivia	8.03	7.67
PYG	Guarani	Paraguay	5,173.04	4,849.90
UYU	Uruguayan peso	Uruguay	24.47	21.55
CLP	Chilean Peso	Chile	534.43	495.82

The parity between Canadian Dollars (“CAD”) and Reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.80561 on December 31, 2007 (R$1.83582 on December 31, 2006)

d)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes estimates relating to the useful life of property, plant and equipment, provisions for contingent liabilities, the calculation of projections to determine the recovery of property, plant and equipment, intangibles, deferred charges and deferred income tax asset balances, and the determination of the income tax provision. Actual amounts may differ from such estimates.

The Company’s management reviews these estimates on a quarterly basis and believes that there are no significant variations.

e)	Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date within 90 days, are stated at the acquisition cost, plus income earned until the balance sheet date and adjusted, when applicable, to its equivalent market value.

f)	Short-term investments

Short-term investments are mainly represented by marketable securities, government bonds and bank deposit certificates, including items denominated in foreign currency and are stated at cost , plus, when applicable, income earned “pro rata temporis”; when necessary, the Company records provision for the reduction to market values. Additionally, the quotas of investment funds are valued at market value, and when applicable, the Company records a provision to defer any unrealized variable income.

The balance of short-term investments, as of December 31, 2007, includes deposits in bank accounts and investments, given as collateral on foreign debt bonds of subsidiaries, in the amount of R$19.3 (R$34.6 on December 31, 2006).

g)	Trade accounts receivable

Trade accounts receivable are stated at the invoiced amount including the respective sales taxes, net of allowance for doubtful accounts.

The allowance for doubtful accounts is recorded for an amount considered sufficient by management to cover probable losses in the realization of receivables, as follows:

	2007	2006
Opening balance	185.6	169.7
Provision	100.5	78.6
Write-offs, net of recoveries	(94.6)	(61.5)
Exchange rate variation (*)	(5.4)	(1.2)
Ending balance	186.1	185.6
(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

h)	Inventories

Inventories are stated at cost, reduced, when necessary, by a provision to realizable values.

Inventory costs includes price of acquisition, transportation and warehouse costs. Finished goods and work in progress, costs also include general manufacturing expenses related to production based on the normal operational capacity.

As mentioned in Note 4, on December 31, 2007, the provision, to reduce inventories to their net realizable value amounted to R$27.7 (R$15.8 in 2006).

i)	Other assets

Other current and non-current assets are stated at cost, including, when applicable, the interest income earned to the balance sheet date. When necessary, a provision to bring such assets to their net realizable value is recorded.

j)	Investments

Investments in affiliates and in jointly-controlled subsidiaries are recorded under the equity method of accounting and, upon its first application, the accounting practices adopted are standardized to those adopted by the Company. The amount of these investments include the net book value of the acquisition costs, goodwill or negative goodwill.

k)	Goodwill and negative goodwill

Goodwill originated from a surplus of fixed assets, is amortized based on the expected useful life of the fixed asset of the subsidiary, while goodwill attributed to expected future profitability (losses) is amortized within the maximum term of ten years, being the amortization recorded within “Other operating expenses”. Negative goodwill in investments, attributed to other economic reasons, will only be realized upon the eventual sale or write-off of investments (Note 7 (b)).

l)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost and include interest from the financing incurred during the construction of certain qualifying assets. Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 8.

Expenditures for maintenance and repairs are charged to expense when incurred. Costs incurred in connection with developing or obtaining internal-use software are capitalized and depreciated over the useful lives of the software.

Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable through operating activities. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

Losses from breakage of bottles and crates during production are included in the cost of goods sold. We maintain a small number of bottles for sale to distributors to replace bottles broken in the distribution network. These bottles are recorded in inventory and are not used on our day-to-day operations. They are not subject to depreciation. Other losses in the realization of the property, plant and equipment are assessed by the Company’s management and, when applicable, a provision is recorded.

Assets held for sale include land and buildings and are reported at the lower of their carrying amounts or their fair values less costs to sell.

m)	Intangible assets

Intangible assets are stated at acquisition cost, and are composed mainly of the distribution networks of former third party distributors acquired by the Company, with a view to perform direct sales and distribution. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 8 (a), within the term limits established in applicable law.

n)	Deferred charges

Deferred charges comprise mainly of expenses incurred during the pre-operating phase, goodwill from the acquisition of subsidiaries merged into the Company and expenses from implementation and expansion (see Note 9). The amortization of deferred charges is calculated by the straight-line method, up to 10 years, as from the date the operating activities startup, when related to expenses from the pre-operating phase and as from the following month to the merger, when related to goodwill.

o)	Other current and non-liabilities

These are stated at known or calculable amounts, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements.

p)	Financial instruments and derivatives

(i) Operations with derivatives of currencies and interest - Financial items:

The Company maintains operations with derivative instruments with the purpose of hedging its consolidated risk exposure of currencies and interest. Pursuant to the CVM rules, operations “not designated as hedges for accounting purposes” are valued at the lowest amount between their cost, accrued based on the agreement conditions between the Company and third parties (“paper curve”), and their market value, and recorded in “Deferred income from financial instruments” or “Unrealized losses on derivatives”. For the operations designated as hedge operations, the recognition is performed based on the amortized cost. The nominal amounts of the forward and swap operations of currencies and interest are not recorded in the balance sheet.

(ii) Operations with derivatives of currencies and commodities - Operating items:

The Company maintains derivative instruments with the purpose of hedging its consolidated exposure to prices of raw materials and operating expenses whom prices are pegged to the price variation of commodities or denominated in foreign currencies.

The net results of these derivatives instruments, designated as hedges are valued at market value, deferred and recorded in the Company’s balance sheet in the item “Other assets and liabilities”, and recognized in profit and loss when the hedged item is recorded in the profit and loss. Raw materials costs are recorded within “Cost of Good Sold” in profit and loss when the sale of the product is recognized. In the case of expenses, the result will be recorded when expenses are recorded as “Operating expenses” in profit and loss.

q)	Provision for contingencies and liabilities related to legal proceedings

The provision for contingencies is recorded at their amounts updated for inflation and relates to labor, tax, civil and commercial issues claimed at the administrative and judicial levels which the Company’s and its subsidiaries, internal and external legal counsel believe the change of loss is probable. Judicial (or escrow) deposits made by the Company in connection with ongoing litigation have been deducted from "Provisions for Contingencies", as further detailed in Note 12 to these financial statements.

Tax reductions, obtained based on judicial decisions in lawsuits filed by the Company and its subsidiaries against the tax authorities are subject to provisioning until they are ultimately ruled in favor of the Company and its subsidiaries.

r)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in applicable law. Charges related to income tax and social contribution are recorded on the accrual basis. Deferred income taxes are calculated on the temporary differences between the accounting and tax basis of assets and liabilities.

The Company also records deferred income taxes corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within the maximum term of 10 years, based on the future profitability projection.

s)	Actuarial assets and liabilities related to benefits to employees

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371/00.

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses which exceed, in each period, the higher of (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimated future average time of service of the plan participants.

t)	Profit sharing and related charges

The year-end provision of our profit-sharing program is an estimate made by our management. Amounts paid with respect to the program may differ from the liability accrued.

u)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

v)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs in the form of deferred tax payments, with partial or full reductions. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under the Company’s control. The benefit related to the reduction of these tax payments is recorded as reserve for fiscal incentives and accounted for in the shareholders' equity of the Company and its subsidiaries, on an accrual basis, or upon the compliance by the Company or its subsidiaries of the main obligations established by the State programs, in order to receive the benefit granted.

In the Company’s financial statements, benefit related to its subsidiaries is recorded in the item “Other operating income” in the amounted of R$226.5 (R$165.4 on December 31, 2006).

w)	Revenues and expenses

Sales revenues and the corresponding cost of sales are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization. No reserve for expected returns is recorded, as such amounts are insignificant. Other expenses and costs are recognized on accrual basis.

Selling and marketing expenses include costs of advertising and other marketing activities, including promotional materials. These expenses totaled R$ 1,008.3, R$ 871.2 and R$ 845.5 for the years ended December 31, 2007, 2006 and 2005, respectively.

In addition to our third-party distribution networks, we operate a direct distribution system which distributes our products directly to points of sale. Direct distribution expenses include product delivery charges and delivery personnel cost.

Expenditures relating to ongoing environmental programs are charged to income as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs are recorded at the time the obligation is considered to be probable and can reasonably be estimated.

x)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for certain agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

y)	Reclassifications

In order to conform the presentation of certain amounts and transactions in the financial statements as of December 31, 2006 to those of the financial statments as of December 31, 2007, as well as maintaining the comparability between the periods, the Company made the following reclassifications to the December 31, 2006 comparative figures: (i) additional reclassification of judicial (or escrow) deposits made by the Company in connection with ongoing litigation from assets to liabilities, as a reduction to provision for contingencies (see Note 12), in the amount of R$84.2; and (ii) from trade accounts payable to accounts payable to related parties, related to accounts payable to FAHZ and Inbev, in the amount of R$3.3.

3.	RECOVERABLE TAXES AND TAXES PAYABLE

a)	Breakdown of recoverable taxes – Current and non-current:

	Current		Non-current
	12.31.07	12.31.06	12.31.07	12.31.06

IPI	26.3	43.5	-	-
ICMS	132.7	127.6	137.4	111.5
PIS / COFINS	57.9	55.5	30.8	9.0
IRRF	35.1	27.8	-	-
IRPJ / CSLL	372.3	328.3	14.7	14.2
Other Taxes	14.7	14.0	24.4	24.2
Foreign Companies taxes*	100.3	91.0	-	-
	739.3	687.7	207.3	158.9

b) Breakdown of taxes payable - current:

	12.31.07	12.31.06

IPI	77.0	79.5
ICMS	643.0	577.3
PIS / COFINS	18.8	27.0
IRRF	8.6	3.1
Other Domestic Taxes	55.5	58.6
Foreign Companies taxes*	458.1	493.5
	1,261.0	1,239.0
(*) Vat and excise tax

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS - Social Integration Program
COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

4.	INVENTORIES

	12.31.07	12.31.06

Finished products	362.6	319.2
Work in progress	87.2	69.6
Raw materials	660.8	618.7
Production materials	236.6	235.6
Supplies and others	138.3	136.6
Provision for losses	(27.7)	(15.8)
	1,457.8	1,363.9

5.	TRANSACTIONS WITH RELATED PARTIES

The main transactions of the Company with related parties are listed in the following table:

	12.31.07			2007
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter- company loans	Net sales	Net financial results

AmBev (*)	880.8	(1,602.4)	(926.2)	454.1	(202.2)
AmBev International	261.3	-	-	-	1.5
Arosuco	0.1	(73.7)	-	652.6	-
Aspen	-	-	(132.5)	-	(11.8)
Brahmaco	0.9	(0.9)	7.3	-	0.7
Brahma Venezuela	1.2	(22.6)	70.9	-	(4.1)
Cintra	0.5	(1.2)	(2.7)	31.2	-
CRBS S.A.	122.7	-	(24.7)	-	-
Cympay	68.5	(32.7)	1.4	102.6	1.9
Dunvegan S.A.	108.7	(0.9)	(358.2)	-	(28.8)
Eagle	-	(868.0)	(2.4)	-	-
Fratelli Vita	3.7	(2.4)	176.2	54.5	(15.4)
Goldensand	-	-	(86.2)	-	(7.4)
Jalua Spain S.L.	-	-	(114.1)	-	27.1
Labatt Canadá	1.1	(5.0)	(0.3)	13.0	-
Malteria Uruguai S.A.	104.1	(79.1)	-	302.4	(8.2)
Malteria Pampa S.A.	71.5	(40.4)	0.5	142.6	-
Monthiers	546.6	-	1,459.0	-	313.2
Taurus Investiments	588.3	-	-	-	(74.6)
Quinsa	-	(3.9)	-	17.6	-
Skol	-	-	(18.3)	-	-
Other - Brazil	-	(19.8)	(24.7)	9.4	5.7

Other - Abroad	5.4	(15.9)	(21.0)	-	1.7
TOTAL	2,765.4	(2,768.9)	4.0	1,780.0	(0.7)

	12.31.06			2006
	Balances			Transactions
Companies	Accounts receivable	Accounts payable	Inter- company loans	Net sales	Net financial results

AmBev (*)	791.5	(1,678.2)	(1,378.7)	398.3	(76.6)
Arosuco	8.6	(0.3)	470.6	549.1	0.3
Aspen	-	-	(143.4)	-	0.7
Brahmaco	1.1	(1.1)	8.1	-	(0.1)
Brahma Venezuela	0.3	(14.5)	81.0	74.6	(1.7)
CRBS S.A.	122.7	-	(22.4)	-	-
Cympay	76.8	-	1.5	98.1	0.2
Dunvegan S.A.	131.2	(1.1)	(422.0)	-	88.6
Eagle	-	(868.1)	(1.8)	-	-
Fratelli Vita	4.0	(6.0)	149.9	21.6	(17.1)
Jalua Spain S.L.	-	-	(87.3)	-	46.1
Labatt Canadá	1.1	(10.0)	-	-	-
Malteria Uruguai S.A.	33.3	(34.2)	-	135.3	-
Malteria Pampa S.A.	12.0	(0.1)	0.4	118.7	-
Monthiers	698.8	-	1,495.3	-	(27.0)
Taurus Investments	738.3	-	-	-	(9.7)
Quinsa	3.0	(1.3)	-	14.8	-
Skol	-	-	(18.6)	-	-
Other - Brazil	6.9	(5.6)	(104.4)	1.5	(1.6)
Other - Abroad	1.4	(6.4)	(24.2)	-	(1.0)
TOTAL	2,631.0	(2,626.9)	4.0	1,412.0	1.1

(*) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated.

Names used:

AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Cervejarias Reunidas Skol-Caracu S.A. (“Skol”)
Cervejarias Cintra Ltda. (“Cintra”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
InBev NV/SA (“InBev”)

6.	OTHER ASSETS

	12.31.07	12.31.06

Current assets:
Deferred income from commodities, swap and forward operations, net	126.4	66.9
Prepaid expenses	331.6	316.8
Accounts receivables from related parties	339.4	334.2
Other accounts receivable	130.1	130.4
	927.5	848.3

Non current assets
Other taxes and charges recoverable	207.3	158.9
Prepaid expenses	123.3	134.3
Prepaid pension benefit cost	18.5	17.0
Other accounts receivable	25.5	131.3
	374.6	441.5

7.	INVESTMENT IN DIRECT SUBISIDIARES

a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill:

	Investment	Goodwill	Total
Balance on December 31, 2005	19,619.4	14.6	19,634.0
Equity in earnings (losses) from investees (i)	143.3	-	143.3
Reversal of provision for losses on investments	12.4	-	12.4
Goodwill amortization	-	(107.5)	(107.5)
Loss of interest in subsidiary	(0.7)	-	(0.7)
Dividends received and receivable	(1,060.9)	-	(1,060.9)
Exchange variation in subsidiary abroad	(17.9)	-	(17.9)
Gains and equity additions in subsidiaries	160.0	-	160.0
Capital contribution Agrega	2.2	-	2.2
Capital reduction Anep	(300.0)	-	(300.0)
Acquisition of investments (Note 1 (b)(v))	407.7	2,331.1	2,738.8
Balance on December 31, 2006	18,965.5	2,238.2	21,203.7
Equity in earnings (losses) from investees (i)	(139.2)	-	(139.2)
Reversal of provision for losses on investments	3.4	-	3.4
Transfer of goodwill for the merger of BAH to Deferred charges	-	(2,136.8)	(2,136.8)
Goldensand acquisition	(505.5)	548.7	43.2
Goodwill amortization	-	(122.9)	(122.9)
Recalculation of goodwill on Goldensand acquisition (Note 1 (b)(iii))	185.6	(185.6)	-
Dividends received and receivable	(963.4)	-	(963.4)
Exchange variation in subsidiary abroad	(88.3)	-	(88.3)
Gains and equity additions on subsidiaries	212.9	-	212.9
Disposal of investments (v)	(790.0)	-	(790.0)
Merger of Miranda Correa	(46.3)	-	(46.3)
Transfer of goodwill for the merger of Miranda Correa to Deferred charges	-	(2.5)	(2.5)
Capital contribution (iii)	73.1	-	73.1
Capital reduction (ii)	(156.5)	-	(156.5)
Gain of interest in subsidiary (iv)	1.7	-	1.7
Balance on December 31, 2007	16,753.0	339.1	17,092.1

On December 31, 2007, the balance of Investment in subsidiaries includes the balance of Provision for the shareholders’ deficit of Goldensand in the amount of R$244.0 recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization recorded in Labatt ApS and relating to Labatt Canada, in the amount of R$1,129.4 (R$969.8 on December 31, 2006).
(ii)	Capital reduction into Agrega and in the subsidiary Fratelli Vita.
(iii)	Capital contribution Agrega and Goldensand.
(iv)	Gain resulting changes in minority interests of CRBS and Fratelli Vita.
(v)	Disposal of investment in Miranda Correa, CRBS and Skol to Arosuco.

b)	Goodwill and negative goddwill – Consolidated

	Cost	Accumulated Amortization	12.31.07 Carrying amount	12.31.06 Carrying amount
Goodwill

Labatt Canadá	16,383.3	(3,134.2)	13,249.1	14,378.6
Lakeport	371.8	(27.9)	343.9	-
Quinsa	1,029.9	(521.5)	508.4	635.4
QIB	93.4	(43.4)	50.0	59.8
BAH (i)	-	-	-	2,233.9
Goldensand (ii)	363.1	(24.2)	338.9	-
Cintra (ii)	13.1	(0.9)	12.2	-
Cympay	26.6	(18.7)	7.9	10.3
AmBev Dominicana	224.1	(82.7)	141.4	163.5
Malteria Pampa	28.1	(26.1)	2.0	4.8
AmBev Centroamerica	5.0	(2.0)	3.0	3.6
Miranda Correa (i)	-	-	-	3.1
AmBev Ecuador	0.8	-	0.8	-
Subsidiaries of Labatt Canada	2,983.3	(2,955.5)	27.8	29.8
Subsidiaries of Quinsa	783.4	(475.4)	308,0	475.7
	22,305.9	(7,312.5)	14,993.4	17,998.5
Negative Goodwill

AmBev Ecuador	(18,6)	8.2	(10.4)	(12.3)
	22,287.3	(7,304.3)	14,983.0	17,986.2

(i)	With the merger of the subsidiaries BAH and Miranda Correa, carrying amount of goodwill was reclassified to deferred charges (see Note 9).

(ii)	See Note 1 (b) (iii).

c)	Information on direct subsidiaries:

	On December 31, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	7.1	7.0	3.6	3.5
AmBev Bebidas (ii)	99.50	253.9	13.6	252.6	13.6
AmBev International	100	1.3	1.3	1.3	1.3
Anep	100	102.2	31.0	102.2	31.0
Arosuco	99.70	624.3	356.1	585.0	349.1
BAH (iii)	-	-	56.6	-	56.6
BSA Bebidas	100	10.3	-	10.3	-
CRBS (v)	-	-	-	-	2.1
Dahlen S.A.	100	38.3	(1.9)	38.3	(1.9)
Eagle	99.96	1,835.6	(380.7)	1,835.1	(380.6)
Fazenda do Poço	91.41	0.6	-	0.6	-
Fratelli Vita	77.97	428.6	86.6	331.8	65.1
Goldensand	100	(244.0)	3.4	-	-
Hohneck	50.69	983.9	(101.4)	498.8	(51.3)
Labatt ApS	99.99	12,447.6	(363.2)	12,447.4	(363.1)
Lambic Holding	87.10	353.6	48.0	308.0	41.8
Malteria Pampa	60.00	181.4	59.7	103.4	39.3
Miranda Correa (iv)	-	-	-	-	17.9
Quinsa	34.53	1,386.1	394.8	478.6	80.3
Skol (v)	-	-	-	-	(43.9)
				16,997.0	(139.2)

	On December 31, 2006
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	0.1	(4.5)	-	(2.2)
AmBev Bebidas (ii)	99.50	240.2	(2.5)	239.0	(2.4)
Anep	100	115.3	19.8	115.3	19.7
Arosuco	99.70	457.4	294.9	424.5	291.0
BAH (iii)	100	448.6	48.0	448.6	48.0
BSA Bebidas	100	10.3	-	10.3	-
CRBS (v)	99.65	179.2	1.9	178.5	1.9
Dahlen	100	40.2	8.6	40.3	8.6
Eagle	99.96	2,216.3	(159.8)	2,215.7	(159.0)
Fazenda do Poço	91.41	0.6	(3.2)	0.6	(2.9)
Fratelli Vita	77.84	491.4	64.0	382.5	49.8
Honeck	50.69	1,085.3	(80.1)	550.2	(40.6)
Labatt ApS	99.99	13,279.1	(142.1)	13,278.9	(142.0)
Lambic Holding	87.10	305.6	55.6	266.2	48.4
Malteria Pampa	60.00	196.5	43.6	117.9	26.2
Miranda Correa (iv)	100	43.5	32.1	43.5	32.1
Skol (v)	99.96	653.8	(33.2)	653.5	(33.2)
				18,965.5	143.3

(i)	Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii)	New corporate name of Pepsi-Cola Engarrafadora Ltda.

(iii)	Company merged into AmBev on June 29, 2007.

(iv)	Company merged into AmBev Bebidas on November 30, 2007.

(v)	See Note 7 (a) (v).

d)	Significant relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
Company Abroad	12.31.07	12.31.06
Quinsa	56.83	91.36
Jalua Spain S.L.	100.00	100.00
Monthiers	100.00	100.00
Aspen Equities Corp.	100.00	100.00

8.	PROPERTY, PLANT AND EQUIPMENT

a) Breakdown

	12.31.07			12.31.06	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	284.7	-	284.7	324.8
Buildings and constructions	2,814.5	(1,348.6)	1,465.9	1,424.5	4.0%
Machinery and equipment	8,841.1	(6,528.9)	2,312.2	2,052.9	10.0%
Goods/equipment held by third parties	2,298.1	(1,285.3)	1,012.8	1,012.8	20.0%
Other fixed assets	309.9	(220.0)	89.9	45.2	20.0	%(ii)
Construction in progress	427.8	-	427.8	478.7
	14,976.1	(9,382,8)	5,593.3	5,338.9

Intangible assets	1,342.0	(953.8)	388.2	385.0	20.0%

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on December 31, 2007 and 2006.

As of December 31, 2007, the Company and its subsidiaries held fixed assets for sale in the amount of R$103.0 (R$86.0 on December 31, 2006), which are classified under non-current assets as property, machinery and equipment held for sale, and reported at the lower of their carrying amounts or their fair values less costs to sell, in the amount of R$37.4 (R$50.4 on December 31, 2006).

b) Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on December 31, 2007, there are assets including property, with a net book value totaling R$608.8 (R$454.3 on December 31, 2006), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

9.	DEFERRED CHARGES

	12.31.07			12.31.06
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	286.9	(195.7)	91.2	92.0
Implementation and expansion expenses	53.7	(49.0)	4.7	5.8
Goodwill - future profitability (i):	-	-	-	-
BAH	2,331.1	(416.4)	1,914.7	-
CBB	702.8	(595.0)	107.8	178.0
Astra	109.1	(54.5)	54.6	67.0
Miranda Correa	5.5	(3.0)	2.5	-
Other goodwill	44.0	(31.6)	12.4	20.5
Other deferred expenses	162.5	(126.8)	35.7	65.7
	3,695.6	(1,472.0)	2,223.6	429.0

(i) Goodwill classified as deferred charges (resulting from previously consolidated subsidiaries which were merged into the Company) is based on the future profitability of operations.

10.	OTHER LIABILITIES

	12.31.07	12.31.06

Current liabilities
Provisions	270.4	361.2
Provision for restructuring	25.4	41.1
Marketing accounts payable	181.2	204.1
Other accounts payable	265.2	146.1
	742.2	752.5

Long-term liabilities
Provision for medical assistance benefits and others (Note 13(b))	224.2	326.6
Deferred income and social contribution taxes ( Note 16 (c))	131.5	131.4
Deferred income of debt swap operations, net	-	88.4
Other accounts payable	68.6	82.6
	424.3	629.0

11.	LOANS AND FINANCING

	Final	Annual		Current		Long-term
	maturity	financial charges	Currency	2007	2006	2007	2006

Brazilian reais:
ICMS sales tax incentives	Dec/17	3.34%	R$	45.5	103.6	174.1	161.9
Acquisition of equipment	Dec/11	TJLP+3.86%	R$	190.6	167.1	204.3	331.7
Working capital / secured account	Jan/12	14.28%	R$	74.6	63.8	1,190.9	619.5
Crédito Agroindustrial	Dec/09	94.00%CDI	R$	-	-	85.3	-
Crédito Agroindustrial	Apr/09	TR+9.00%	R$	-	-	391.3	-
Bond 2017 (Note 11 (g))	Jul/17	9.50%	R$	12.3	-	300.0	-
				323.0	334.5	2,345.9	1,113.1
In foreign currency
Working capital	Sep/11	6.34%	USD	84.6	118.2	46.5	94.1
Working capital	Jan/08	5.26%	EUR	438.8	-	-	-
Working capital	Mar/08	2.18%	YEN	379.1	901.0	-	-
Working capital	Oct/12	BA+0.35%	CAD	-	16.0	325.0	605.8
Working capital	Jan/08	12.60%	ARS	36.3	37.8	-	-
Working capital	Feb/08	8.34%	UYU	4.6	10.9	-	-
Working capital	Sep/08	12.02%	VEB	117.6	57.9	-	87.4
Working capital	Dec/08	7.69%	DOP	103.4	80.6	-	10.0
Working capital	Aug/11	7.59%	GTQ	16.0	19.4	35.9	44.8
Working capital	Oct/10	6.60%	PEN	85.3	49.3	114.5	183.9
Working capital	Nov/08	6.88%	BOB	28.7	22.7	-	-
Bond 2011	Dec/11	10.50%	USD	4.6	5.5	885.6	1,069.0
Bond 2013	Sep/13	8.75%	USD	26.8	32.4	885.6	1,069.0
Import financing	Oct/11	5.49%	USD	101.4	41.9	3.5	8.1
Acquisition of equipment	Mar/12	7.28%	USD	68.8	149.6	227.6	379.4
Acquisition of equipment	Jun/12	10.25%	DOP	9.6	-	36.3	62.0
Acquisition of equipment	Nov/08	12.10%	ARS	132.9	106.3	-	19.4
Acquisition of equipment	Jan/11	9.89%	UMBNDES	20.9	31.3	21.1	45.4
Notes – Series A	Jul/08	6.56%	USD	287.1	-	-	345.1
Notes – Series B	Jul/08	6.07%	CAD	90.3	-	-	91.8
Senior Notes – BRI	Dec/11	7.50%	CAD	-	-	160.3	163.0
Other	Mar/12	12.17%	ARS	8.9	4.5	12.0	5.3
Other	Jun/08	5.19%	PYG	49.2	-	-	-
Other	Dec/16	5.88%	USD	2.9	18.9	211.0	0.3
				2,097.8	1,704.2	2,964.9	4,283.8

Total loans and financing				2,420.8	2,038.7	5,310.8	5,396.9

Debentures 2009	jul/09	101.75%CDI	R$	21.9	25.9	817.1	817.1
Debentures 2012	jul/12	102.50%CDI	R$	33.6	40.0	1,248.0	1,248.0
				55.5	65.9	2,065.1	2,065.1

Total Indebtedness				2,476.3	2,104.6	7,375.9	7,462.0

Abbreviations used:

• EUR - European Community Euro
• YEN - Japanese Yen
• BA - Bankers Acceptance – Corresponding to 4.786% p.a. as of 12.31.07
• TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 12.31.07
• CDI - Interbank Deposit Certificate - corresponding to 11.12% p.a. on 12.31.07
• UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 8(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s aval or guarantees.

b)	Maturities

As of December 31, 2007, long-term loans, financings and debentures fall due as follows:

2009	1,495.8
2010	248.9
2011	1,803.3
2012	2,271.7
2013 onwards	1,556.2
7,375.9

c)	ICMS sales tax incentives

Description	12.31.07	12.31.06

Current liabilities:
Loans and financings (Note 11)	45.5	103.6
Sales tax deferrals (included in Other taxes payable)	24.1	16.5
	69.6	120.1
Non-current liabilities:
Loans and financings (Note 11)	174.1	161.9
Sales tax deferrals	617.4	405.7
	791.5	567.6

Balances classified as Financings refer to programs offered by certain Brazilian States, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item “Other taxes and contributions payable”.

d)	Labatt Canada

(i) Working capital

On June 26, 2006, a R$717.2 loan was contracted, with semiannual interest amortization at the fixed rate of 15.88% p.a. and maturity date on June 20, 2011.

On January 14, 2007, a R$473.7 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

(ii) Bonds

In December 2001, CBB issued US$500 million 10.5% notes due December 2011 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. This offering significantly increased the average maturity of AmBev outstanding debt. The transaction was priced at 98.56% of the nominal principal amount with a coupon rate of 10.5%. On October 4, 2002, we consummated an SEC registered exchange offer. These notes contain certain covenants and events of default, which, if triggered, may cause accelerated amortization.

In September 2003, CBB issued US$500 million 8.75% notes due September 2013 in a transaction exempted from registration under the U.S. Securities Act of 1933, fully guaranteed by AmBev. The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%. We consummated an SEC registered exchange offer on September 15, 2004. These notes contain certain covenants and events of default which, if triggered, may cause accelerated amortization.

(iii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement at the amount of US$162 million represented by Series A Bank Notes (Notes – Series A) and CAD$50 million represented by Series B Bank Notes (Notes – Series B), contracted from a group of institutional investors. The Notes are subject to the fixed interest rates at (a) 6.56% p.a., over the portion in US dollars and at (b) 6.07% p.a. over the Canadian dollars.

On June 15, 2001, Brewers Retail Inc. (“BRI”), proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD$200 million, by means of Senior Notes (“Senior Notes – BRI”), with a group of institutional investors.

e)	Contractual clauses

As of December 31, 2007, the Company and its subsidiaries are in compliance with the contractual clauses of its loan and financing operations, except for the default of a covenant of a contract between its subsidiary Cintra and BNDES (Federal Development Bank), amounting to R$36.7 on December 31, 2007, which matures in April 2009. However, the Company obtained a written waiver from the lender which is valid until the maturity of the contract. Considering the waiver, the long-term portion of such debt remains classified as long-term in the financial statements.

f)	Debentures

On July 1, 2006, the Company issued two series of non-convertible debentures: the first series (“Debenture 2009”) at the equivalent amount of R$817.0, incurring 101.75% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2009, and the second series (“Debenture 2012”) at the equivalent amount of R$1,248.0, incurring 102.50% interest of CDI p.a., amortized quarterly as from October 1, 2006, and with final maturity in July 2012.

Proceeds from the issuance of debentures were totally used to finance the purchase of shares in Quinsa.

g)	Bond 2017

On July 24, 2007, AmBev, through its 100 percent owned finance subsidiary AmBev International, issued R$300.0 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds are fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment date.

12.	CONTINGENCIES

	12.31.07			12.31.06
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	70.6	(53.9)	16.7	14.4
ICMS and IPI	430.9	(1.5)	429.4	177.5
IRPJ and CSLL	80.4	(0.4)	80.0	67.1
Labor claims	273.2	(135.3)	137.9	135.1
Other	152.6	(8.2)	144.4	185.0
Total	1,007.7	(199.3)	808.4	579.1

	Balance on 12.31.06	Acquisition Cintra	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 12.31.07

PIS and COFINS	98.6	7.2	0.6	(41.2)	-	5.3	70.5
ICMS and IPI	188.2	239.7	41.7	(63.4)	(12.3)	37.0	430.9
IRPJ and CSLL	67.5	-	6.6	(7.9)	(0.2)	14.4	80.4
Labor claims	245.5	0.7	149.5	(59.5)	(61.7)	(1.2)	273.3
Other	196.8	3.4	75.8	(44.1)	(77.0)	(2.3)	152.6
Total Contingencies	796.6	251.0	274.2	(216.1)	(151.2)	53.2	1,007.7
(-)Judicial deposits	(217.5)	(1.0)	(58.0)	77.2	13.6	(13.6)	(199.3)
Total contingencies, net	579.1	250.0	216.2	(138.9)	(137.6)	39.6	808.4

The nature of the main liabilities related to fiscal claims and provisions for contingencies is as follows:

a)	PIS and COFINS

The Company and its subsidiaries filed lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues only and not on other revenues, pursuant to Law nº 9,718/98.

Following the enactment of Law no. 10,637/02 and Law no. 10,833/03, the Company and its subsidiaries began to pay these taxes or other revenues.

Some of the lawsuits we filed received a favorable voting from the Federal Supreme Court and the provisions related to these lawsuits were then reversed when the final decision was issued.

b)	ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The main issues under dispute involve, among others, offsets, fulfillment of judicial injunctions exempting from tax payment, and tax credits taken.

The amounts of contingencies related to ICMS and IPI increased significantly after the acquisition of Cintra.

c)	Labor

The Company and its subsidiaries are involved in approximately 4,100 labor proceedings, with a probable chance of loss, filed by former employees, mainly related to overtime, dismissals, termination payments and benefits, among others.

d)	Other lawsuits

The Company and its subsidiaries have received tax assessments by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as the withholding of this contributions on payments to service suppliers.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits with the lower courts though some have already been submitted to appellate courts.

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsel, the risk of loss is possible but not probable. The table bellow summarises the amounts involved in these lawsuits, which have not been provisioned since the chance of loss is possible:

	12.31.07	12.31.06

PIS and Cofins	289.8	277.0
ICMS and IPI	768.3	973.3
IRPJ and CSLL	3,319.0	3,051.3
Labor claims	95.7	118.9
Civil claims	239.3	998.5
Other	317.8	457.5
Total	5,029.9	5,876.5

As of December 31, 2007, the Company and its subsidiaries did not have contingent assets for which the probability of success is probable.

(a) Profits generated abroad

During 2004 and 2005, the Company and its subsidiaries received tax assessments in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of legal counsel, the Company’s management understands that these tax assessments were made based on an incorrect interpretation of applicable law, because, among other factors: (i) assumes a concept of availability of profits that did not exist in applicable law at the time; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) mistakenly ascertained the amounts supposedly due .

The Company, based on the opinion of its legal advisors did not make provisions in relation to these tax assessments, which totaled R$4,443.7 on December 31, 2007. Considering these factors, as well as the fact that the issue has not yet been subject-to the review by Brazil’s highest courts, the Company, based on the opinion of its legal advisors, considered that the amount of R$3,014.9 involves a possible risk of loss, while the amount of R$1,428.8 represents a remote risk of loss.

b) Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend against these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Additionally, Labatt Canada was assessed by the Canadian Government due to the interest rate, debits, fees and other transactions with related parties in the past. The total amount of the exposure may reach CAD$230.0, equivalent to R$415.3 on December 31, 2007 (CAD$200.0 equivalent to R$367.2 on December 31, 2006). In the event Labatt Canada is required to pay these amounts, CAD$120.0 will be reimbursed by InBev, for an amount equivalent to R$216.7. The remaining amount payable of CAD$110.0, equivalent to R$198.6, is recorded as a liability within “Other Current Liabilities”.

c)  Warrants

Certain holders of warrants issued by Brahma in 1996 for exercise in 2003 filed claims to subscribe the corresponding shares at a strike price lower than what the Company believes is established in the offer documentation, and also to receive dividends on to these shares since 2003 (approximately R$92.5 as of December 31, 2007), besides legal fees.

In case the Company loses all these lawsuits, the Company would be required to issue 5,536,919 preferred shares and 1,376,344 common shares, receiving in consideration proceeds significantly lower price than the shares’ market value.

13.	SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the year ended on December 31, 2007, the Company and its subsidiaries made contributions of R$6.1 (R$5.7 on December 31, 2006) to IAPP.

The IAPP was established solely for the benefit of our employees, and its assets are held independently. We nominate the three directors of IAPP. At December 31, 2007 we had 6,258 participants in our plan (5,471 in 2006), of which 3,248 (3,193 in 2006) participated in the defined-benefit plan.

Based on the independent actuary report, IAPP’s plans position on December 31 is the following:

	2007	2006

Assets fair value	982.3	857.7
Present value of actuarial liability	(602.9)	(555.3)
Assets surplus – IAPP	379.4	302.4

From the surplus of assets of IAPP, we have recorded in December 31, 2007 the amount of R$18.5 (R$17.0 on December 31, 2006), which represents the maximum limit of future utilization through the reduction in contributions to IAPP.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company directly provides medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements.

Labatt Canada, the Company’s indirect subsidiary, provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits; Labatt Canada also provides certain post-retirement pension benefits to certain distributors.

On December 31, 2007 liabilities deriving from these obligations are recognized in the Company’s financial statements as “Other”, in Non-current Liabilities at the following amounts:

	Pension Plan	Post-retirement Benefits
	Labatt	Labatt	AmBev	Total

Net value of the actuarial liability	1,859.9	279.6	163.8	2,303.3
Fair value of Plan Assets	(1,640.6)	-	-	(1,640.6)
Plan’s Deficit	219.3	279.6	163.8	662.7
Non-amortized actuarial adjustments	(346.8)	(70.2)	(66.4)	(483.4)
Subtotal	(127.5)	209.4	97.4	179.3
Distributors plan (i)	-	-	-	44.9
Total	(127.5)	209.4	97.4	224.2

(i) The liability regarding the distributors plan represents the pro rata interest of Labatt Canada on the liabilities of these plans that shall be financed by Labatt Canada through the allocation of service costs from these associated companies.

Changes in the provision for medical assistance benefits and others, as per the independent actuary report, were as follows:

	AmBev	Labatt	Total

Balance on December 31, 2006	87.4	239.2	326.6
Financial charges/incurred expenses	17.4	159.9	177.3
Exchange rate variation	-	(3.8)	(3.8)
Actuarial adjustment	-	(90.6)	(90.6)
Payment of benefits	(7.4)	(177.9)	(185.3)
Balance on December 31, 2007	97.4	126.8	224.2

c)	FAHZ

The FAHZ’s primary purpose is to provide AmBev’s employees and managers in Brazil with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the retirees, either directly or indirectly through financial agreements with other entities.

Changes in the FAHZ’s actuarial liabilities, as per the independent actuary report, were as follows:

Balance on December 31, 2006	215.8
Incurred financial charges	36.8
Payment of benefits	(27.7)
Balance on December 31, 2007	224.9

The actuarial liabilities related to the benefits provided by FAHZ were fully offset by its assets on December 31, 2007 at the same date, and the assets surplus was not recorded by the Company in its financial statements, due to the possibility that this surplus will be used for purposes other than those exclusively related to the payment of benefits.

In accordance with NPC No. 26, the Company recognized the actuarial liability related to the obligation for the benefits provided directly by AmBev, but not for benefits provided by FAHZ. The reason is that this obligation will not be legally imputed to the Company and will be covered by the contributions made annually to FAHZ (up to 10% of the net income of each year), which are recognized through the statement of operations.

d)	Actuarial assumptions

The medium and long-term assumptions, utilizied in the calculation of the actuarial liabilities, were as follows:

	Percentage per year (in nominal terms)
	AmBev		Labatt
	12.31.07	12.31.06	12.31.07	12.31.06

Discount rate	10.8	10.8	5.3	5.0
Expect long-term rate of return on assets	9.6	13.9	7.4	7.4
Increase in the remuneration factor	7.1	7.1	3.0	3.0
Increase of medical services costs	7.1	6.5	8.5	2.5

14.	SHAREHOLDERS’ EQUITY

a)	Capital and shareholders’ rights

(i)	Subscribed and paid-in capital stock

On December 31, 2007, the Company’s capital stock, of R$6,105.2, was represented by 624,417 thousand shares of which 345,055 thousand are common shares and 279,362 thousand are preferred shares, all of them registered shares without par value.

At the Extraordinary General Shareholders’ Meeting held on June 29, 2007, the Company’s shareholders approved the reverse stock split at a ratio of 100 existing shares for 1 share after the reverse split, without altering the capital stock. Since the Company’s ADRs  represented 100 shares, each ADR now represents 1 preferred or common share, as the case may be.

At the Meeting of the Board of Directors held on June 26, 2007, the Company increased its capital by R$128.3, from the issuance of 43,427 thousand common shares and 79,944 thousand preferred shares, consistent with the resolutions from the Annual and Extraordinary General Meetings held on April 27, 2007.

On May 8, 2007, the Company increased its capital stock in the amount of R$12.0, without the issuance of new shares, upon the capitalization of the Tax Incentive Reserve - Income Tax Reinvestment.

At the Annual and Extraordinary General Meeting held on April 27, 2007, the Company carried out the following capital increases: (i) R$74.6, without the issuance of new shares, upon the capitalization of 30% of the fiscal benefit earned by the Company through the partial amortization of the special goodwill reserve; and (ii) R$174.2, upon the issuance of 118,857 thousands of common shares and 55,148 thousands of preferred shares, paid up through the partial capitalization of the fiscal benefit earned by the Company through the partial amortization of the Special Goodwill Reserve.

(ii)	Share rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35 % of our net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity (item (e)). Preferred shares are entitled to a dividend premium of 10 % over that received by the common shareholders.

(iii)	Share activity (in thousands of shares)

	12.31.07	12.31.06	12.31.05

Preferred shares:
At beginning of year	29,957,173	31,376,651	32,719,497
Capital Increase	135,092	5,993	-
Cancellation of shares	(2,156,014)	(1,425,471)	(1,342,846)
Balance on July 31, 2007	27,936,251
Reverse stock split (*)	(27,656,889)
At end of year	279,362	29,957,173	31,376,651

Common shares:
At beginning of year	34,501,039	34,499,423	23,558,245
Capital Increase	162,284	15,170	-
Stock dividend	-	-	10,941,151
Minorities from CBB	-	-	27
Cancellation of shares	(157,851)	(13,554)	-
Balance on July 31, 2007	34,505,472
Reverse stock split (*)	(34,160,417)
At end of year	345,055	34,501,039	34,499,423

(*) Reverse stock split in the proportion of 100 for 1 – see Note 14 (a) (i)

b)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, regarding the payment conditions, characteristics of shares to be issued, issuance price, and whether the capital stock shall be increased by means of public or private subscription.

c)	Appropriation of the income for the year and constitution of statutory reserves

The Company’s by-law determines the following appropriation of the net income for the year, after the deductions set forth by law:

i.	35% for the payment of mandatory dividends to all its shareholders.

ii.
An amount not higher than 68.875% of the net income, to set up the investments reserve, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including the subscription of capital increases or creation of new projects. This reserve shall not exceed 80% of the capital stock. Should it reach this limit, it shall be incumbent upon the General Shareholders’ Meeting to determine the balance, thus distributing it to shareholders or increasing the Company’s capital.

iii.
Profit sharing with employees and management of up to 10% of the net income for the year, based on predetermined criteria. To the managers it shall be attributed an amount equal to the maximum legal limit atributed to management. The profit sharing is conditional upon reaching group and individual targets previously established by the Board of Directors at the beginning of the year.

d)	Proposed dividends

Calculation of the percentage of dividends approved by the Board of Directors on net income for the years ended on December 31:

	2007	2006	2005

Net income for the year	2,816.4	2,806.3	1,545.7
Legal reserve (5%) (i)	-	-	-
Dividends calculation basis	2 ,816.4	2,806.3	1,545.7

Dividends/Interest attributed to shareholders’ equity paid	1,925.8	1,473.1	1,300.2

(-) Withholding income tax	(316.2)	(173.6)	(111.6)

Supplementary dividends 2006 – Base 2005	-	-	390.9
Total of distributed dividends	1,609.6	1,299.5	1,579.5

Percentage of dividends on the calculation basis - %	57.15	46.31	102.18

Net dividends per thousand outstanding
shares (excluding treasury shares)
Common	18.67	17.77	23.07
Preferred	20.54	19.54	25.38

(i)
The legal reserve was no longer funded, pursuant applicable law, which establishes that such reserve may stop being funded when, along with the capital reserves, exceeds thirty per cent (30%) of the Company’s capital stock.

e)	Interest attributed to shareholders’ equity

Companies have the option to distribute to shareholders the interest calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although such interest is recorded in the accounting and fiscal books as financial income when declared by subsidiaries and associated companies, and as financial expenses when declared by the company, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders' equity and presented as dividends, to reflect the essence of the transaction. Thus, the interest attributed to shareholders’ equity is considered as dividends received and paid and are not recorded in the statement of income. Consequently, in these financial statements, the aforementioned entries are reclassified, i.e., the interest on the capital received or to be received are credited to the investments account and the interest on the capital paid or to be paid are debited from the retained earnings.

Interest attributed to shareholders’ equity and dividends not claimed within 3 years, counted from the payment date, expire and are reverted in favor of the Company (Law no. 6,404/76, Article 287, subsection II, item a).

f)	Treasury shares

During the year ended December 31, 2007, the Company repurchased 21,884 thousand preferred shares at the weighted average cost of R$122.00, the maximum price being R$145.00/share, and the minimum price being R$102.00/share, and 2,267 thousand common shares at the weighted average price of R$114.44, the maximum cost being R$137.00 and the minimum price being R$92.10/share.

Changes in the Company’s treasury shares during the year were as follows:

	12.31.07	12.31.06	12.31.05

Preferred shares:
At beginning of year	704,125	519,380	1,589,604
Reverse stock split (*)	(697,084)
Movements occurred in the year:
Repurchase of shares	22,801	1,791,076	530,615
Transfer to employees under the stock ownership plan	(614)	(180,860)	(257,993)
Cancellation of shares	(21,560)	(1,425,471)	(1,342,846)
At end of year	7,668	704,125	519,380

Common shares:
At beginning of year	34,694	10,480	60,731
Reverse stock split (*)	(34,347)
Movements occurred in the year:
Repurchase of shares	2,545	68,878	16,869
Transfer to employees under the stock ownership plan	(123)	(31,110)	(6,389)
Shares sold in MTO	-	-	(60,731)
Cancellation of shares	(1,578)	(13,554)	-
At end of year	1,191	34,694	10,480
(*) Reverse stock split at the ratio of 100 per 1 – See Note 14 (a)(i)

On December 12, 2007, the closing of the share buyback program launched on August 20, 2007 was approved. On this same date, the Company launched a new buyback program to repurchase its common and preferred shares , up to the amount of R$500.0, terminating on December 6, 2008, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

g)	Stock ownership plan

AmBev maintains a plan for purchase of shares by employees and management, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of participants, and determines the price for which the shares will be purchased.

Options granted from 2006 onward have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, pursuant to options granted before 2006, the Company has the right of first refusal should the employee decide to sell them based on the Plan’s clauses.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On December 31, 2007, the outstanding balance of advances to employees for the purchase of shares refers to the plans granted before 2003, and amounts to R$41.6 (R$72.7 on December 31, 2006). The loans are guaranteed by the shares purchased.

Movements in outstanding share options for the year ended on December 31, were as follows:

	Share purchase option – per thousand shares
	2007		2006
Description	Preferred	Common	Preferred	Common
Balance of share purchase options exercisable at the beginning of the year	243,383	33,825	365,101	73,020
Reverse stock split (*)	(240,949)	(33,487)	-	-
Movements occurred during the year:
Exercised	(614)	(123)	(155,553)	(31,110)
Cancelled	(390)	(60)	(42,134)	(8,085)
Granted	866	-	75,969	-
Balance of share purchase options exercisable at the end of the year	2,296	155	243,383	33,825
(*) Reverse stock split at the ratio of 100 per 1 – See Note 14 (a) (i)

15.	TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and entered into currency and interest rate swaps and currency commodities and forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw material prices, particularly aluminum, sugar, corn and wheat.

The instruments mentioned above are contracted for hedging purposes, which does not prevent that redemptions may occur at any time, although the Company actually intends to maintain them until the end of the underlying operation (hedged item).

b)	Derivative instruments

The Company, in order to reduce the risks of exposure to certain fluctuations in exchange rates, interest rates and commodity prices, enters into derivative instruments. On December 31, the amounts contracted as derivative instruments are as follows:

Financial instrument	2007	2006

Currency hedge (i)
Reais/US$	2,412.6	3,086.5
Reais/Euros	494.7	-
Reais/Yen	339.4	622.0
PEN /US$	55.1	78.3
CAD/US$	159.6	249.1
CAD/R$	1,485.3	825.4

Interest rate hedge (i)
CDI x Fixed Rate	700.8	(137.5)
Fixed Rate / Canadian BA	751.3	508.4

Commodities hedge (i)
Aluminum	314.2	314.2
Sugar	94.0	126.6
Wheat	(23.9)	(76.8)
Corn	-	2.2
	6,783.1	5,598.4
(i) The amounts were determined based on the market value of financial instruments of currency, interest rate and commodities hedges.

As of December 31, 2007, unrealized gains on derivative instruments were limited to the lower value between the “curve” of the instruments and the respective market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the year ended on December 31, 2007, an additional gain of R$164.8 (R$141.7 on December 31, 2006), presented as follows:

Financial instruments	Book value	Market value	Unrealized variable gains

Public bonds	67.7	80.5	12.8
Swaps/forwards	(322.5)	(316.8)	5.7
Forward R$ x CAD Labatt Canada	145.1	288.0	142.9
Cross Currency Swap Labatt Canada (*)	(139.2)	(135.8)	3.4
	(248.9)	(84.1)	164.8

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

(ii) Currency and commodities hedge

These instruments have the specific purpose of reducing the Company’s exposure to the fluctuation of prices denominated in foreign currency of raw material purchases. The gains or losses are deferred and recognized in the statement of income, when the sale of the corresponding product occurs.

The effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” was:

	Decrease/ (Increase) in the cost of goods sold
Description	2007	2006

Currency hedge	(195.9)	(84.6)
Hedge of sugar	(53.9)	(16.4)
Hedge of wheat	(4.4)	0.8
Hedge of aluminum	12.5	(4.6)
	(241.7)	(104.8)

On December 31, 2007, unrealized losses in the amount of R$126.4 were deferred in “Other assets”. Such loss shall be recognized as a debit to the Company’s results with the amount of R$119.5 recorded as “Cost of goods sold” when the corresponding finished products are sold and the remaining balance as operating expenses.

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and financing transactions, are recorded at cost value, plus interest at initial contracted interest rates, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company used a method where its financial liabilities had been recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$466.5, on December 31, 2007 (R$580.9 on December 31, 2006), as presented below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	287.1	289.6	(2.5)
Series B Notes (ii)	90.3	90.7	(0.4)
Senior Notes – BRI (iii)	160.3	171.7	(11.4)
International financings (other currencies) (iv)	1,828.9	1,828.9	-
Financings in Reais	1,485.1	1,599.2	(114.1)
Agro-industrial credit (iv)	476.7	476.7	-
BNDES/FINEP/EGF (iv)	394.9	394.9	-
Resolution 63 / Compror 63 (iv)	893.3	893.3	-
Bond 2017	312.4	273.3	39.1
Bond 2011 and Bond 2013	1,802.7	2,179.9	(377.2)
Debentures	2,120.5	2,120.5	-

	9,852.2	10,318.7	(466.5)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criteria used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds as of December 31, 2007, approximately 116.75% of face value for Bond 2011, 116.67% for Bond 2013 and 86.91% for Bond 2017 (120.75% for Bond 2011 and 117.13% for Bond 2013, on December 31, 2006); for the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow to present value, by using market rates available for Labatt Canada for similar instruments.

d)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company has not recorded significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of highly counterparties qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing it to settle derivative financial assets and liabilities in the event of a default.

e)	Financial income (expense)

	12.31.07	12.31.06	12.31.05
Financial income
Exchange variation on financial investments	(52.3)	(15.5)	(36.7)
Interest on cash and cash equivalents	95.3	111.1	91.5
Interest on taxes, contributions and judicial deposits	48.0	29.9	6.6
Interest on advances to employees for purchase of shares	7.7	10.0	13.3
Interest and exchange variation on loans	-	-	0.1
Other	23.1	32.9	20.5
	121.8	168.4	95.3

Financial expenses
Exchange variation on loans and financings	475.6	204.6	308.5
Net losses on derivative instruments	(653.4)	(496.3)	(625.8)
Interest on debt in foreign currency	(624.7)	(523.8)	(456.0)
Interest on debt in reais	(340.9)	(191.5)	(122.4)
Interest and exchange variation on loans	-	(1.8)	(5.7)
Taxes on financial transactions	(121.2)	(131.8)	(141.9)
Financial charges on contingencies and other	(64.1)	(59.8)	(77.6)
Other	(46.1)	(46.3)	(61.1)
	(1,374.8)	(1,246.7)	(1,182.0)

Financial expense, net	(1,253.0)	(1,078.3)	(1,086.7)

16.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of income and social contribution taxes expenses with their statutory rates

	Year ended on December 31
	2007	2006	2005

Net income before income and social contribution taxes	4,526.0	4,307.3	2,751.9
Statutory profit sharing and contributions	(69.4)	(194.4)	(202.8)
Net income before income and social contribution
taxes and minority interest	4,456.6	4,112.9	2,549.1

Expense at nominal rates (34%)	(1,515.2)	(1,398.4)	(866.7)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(485.7)	(395.4)	(327.0)
Foreign subsidiaries’ income(loss) not subject to taxation	25.3	42.4	(174.1)
Interest attributed to shareholders’ equity (Note 14 (e))	368.6	500.9	253.0
Equity gains in subsidiaries	78.1	58.5	51.6
Future profitability goodwill – CBB merger	-	-	103.4
Exchange variation on foreign investments	(81.0)	(33.8)	(44.3)
Permanent additions and exclusions and other	17.0	(89.5)	(16.1)
Income and social contribution tax expense, net	(1,592.9)	(1,315.3)	(1,020.2)
(i)
The amortization of non-deductible goodwill includes the effects of the goodwill balance recorded in Labatt ApS in relation to Labatt Canada, totaling R$1,129.4 in the period ended December 31, 2007 (R$969.8 on December 31, 2006), generating a permanent tax difference as it is not deductible, totaling R$384.0 (R$329.7 in December 2006).

b)	Breakdown of income and social contribution taxes expenses:

	12.31.07	12.31.06	12.31.05

Current	(963.6)	(688.8)	(757.1)
Deferred	(629.3)	(626.5)	(263.1)
Total	(1,592.9)	(1,315.3)	(1,020.2)

c)	Breakdown of income before income taxes, current and deferred income tax expense between domestic and foreign operations:

	12.31.07	12.31.06	12.31.05

Net income before income and social contribution taxes and minority interests
Domestic	3,791.1	3,513.2	2,406.1
Foreign	665.5	599.6	143.2
	4,456.6	4,112.8	2,549.3

Current
Domestic	(306.6)	(423.4)	(349.7)
Foreign	(657.0)	(265.4)	(407.4)
	(963.6)	(688.8)	(757.1)

Deferred
Domestic	(551.8)	(178.4)	(32.0)
Foreign	(77.5)	(448.1)	(231.1)
	(629.3)	(626.5)	(263.1)

Total	(1,592.9)	(1,315.3)	(1,020.2)

d)	Deferred taxes balances

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between the fiscal and the accounting basis of assets and liabilities.

According to CVM Instruction 371, dated June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized deferred tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets balance is reviewed periodically and projections are evaluated annually. Should there be relevant events, which may modify those projections, they are evaluated by the Company during the fiscal year.

The major components of the deferred income and social contribution taxes asset and liability are as follows:

	12.31.07	12.31.06
Current assets
Tax loss carryforwards	157.0	98.3
Temporary differences:
Goodwill future profitability – Mergers	350.8	350.8
Provision for interests on shareholders’ equity	-	22.1
Provision for restructuring	11.5	26.8
Provision for employees profit sharing	32.3	57.4
Provision for marketing and selling expenses	57.9	54.6
Others	40.2	-
	649.7	610.0

Long-term assets
Tax losses carryforwards	624.7	771.0
Temporary differences:
Non-deductible provisions	277.3	307.0
Provision for losses on tax incentives	7.6	7.6
Goodwill future profitability - Mergers	1,822.5	2,115.7
Provision for benefits to employees	68.8	82.2
Provision for losses on properties held for sale	12.7	17.2
Provision for losses on hedge	159.9	130.9
Allowance for doubtful accounts	10.5	11.2
Others	52.8	123.9
	3,036.8	3,566.7

Long-term liabilities
Temporary differences
Accelerated depreciation	34.3	47.8
Others	97.2	83.6
	131.5	131.4

Management believes that the deferred tax assets on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on projections of future taxable income determined according to CVM Instruction 371, the Company estimates it will recover the deferred tax assets on tax loss carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

Amounts in millions of Reais
2009	2010	2011	2012	Total
297	243	24	61	625

The balance of deferred income tax assets as of December 31, 2007, amounting to R$752.0 (equivalent to R$ 2,211.8 of tax loss carryforward), includes the total effect of tax loss carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cintra, that ocurred in April 2007, which have no expiration dates and are available for offset against future taxable income. Additionally, the Company recorded R$ 29.7 (equivalent to R$ 95.7 of tax loss carryforward) related to foreign subsidiaries which have no expiration term.

Part of the tax benefit corresponding to the tax losses carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable. The total unrecognized deferred tax assets related to tax losses carryforward for these subsidiares amount to R$ 123.5 at December 31, 2007 for which the expiration term is in average 4 years (R$ 118.0 and R$ 78.3 at December 31, 2006 and 2005 respectively). The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 470.5, R$ 463.6 and R$ 319.5 at December 31, 2007, 2006 and 2005, respectively.

There is no relevant correlation between the Company’s net income and the determination of income and social contribution taxes, because the income and social contribution taxes are derived not only from taxable income, but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemptions and incentives, and other variables. Therefore, we recommend that the utilization of deferred income and social contribution taxes should not be taken as an indicator of the Company’s future profits.

17.	COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

As of December 31, 2007, the Company has commitments with suppliers for 2008, 2009, 2010 and 2011, already contracted on December 31, 2007, to purchase materials in the amounts of R$1,777.3, R$884.2, R$898.2 and R$7.3, respectively, (R$457.9 for 2008 and R$229.3 for 2009, as of December 31, 2006).

18.	OTHER OPERATING INCOME (EXPENSES), NET

	12.31.07	12.31.06	12.31.05

Other operating income
Fiscal incentive of subsidiaries	226.5	165.3	151.8
Exchange variation of subsidiary abroad	-	79.4	74.1
Gain on tax incentive settlement (ICMS)	34.4	39.9	28.3
Reversal of provision for investment loss	3.2	21.9	-
Tax recovery	32.1	24.0	52.6
Other operating income	42.5	12.7	3.6
	338.7	343.2	310.4

Other operating expenses
Goodwill amortization	(1,500.6)	(1,283.0)	(1,343.0)
Goodwill amortization addition (i)	(59.6)	-	-
Write-off of IPI/non-recoverable ICMS	(17.4)	-	-
Taxes on other income	(3.3)	(4.4)	(3.5)
Exchange variation of subsidiary abroad	(227.5)	-	-
Other operating expenses	(13.5)	(10.9)	(39.3)
	(1,821.9)	(1,298.3)	(1,385.8)
Other operating expense, net	(1,483.2)	(955.1)	(1,075.4)

(i)	The Company reviewed, based on the projection of future results of Quinsa, the period for goodwill amortization related to this investment, changing the amortization period from 10 to 7 years.

19.	NON-OPERATING INCOME (EXPENSES), NET

	12.31.07	12.31.06	12.31.05
Non-operating income:
Gain from the disposal of investments	-	10.2	-
Gain from the interest in investees	3.2	5.6
Gain on disposal of property, plant and equipment	31.3	4.8	6.0
Gain from the disposal of assets held for sale	7.6	-	-
Reversal of provision for losses in other investments	3.2	-	-
Other	3.6	6.1	15.6
	48.9	26.7	21.6

Non-operating expenses:
Asset impairments, miscellaneous investment write-offs and other	(0.4)	(17.9)	(58.6)
Provision for restructuring	(5.6)	(18.9)	(114.9)
Loss of interest ownership in subsidiaries	-	-	(64.9)
Loss on disposal of property, plant and equipment	-	(0.3)	-
Other	(2.5)	(18.4)	(17.5)
	(8.5)	(55.5)	(255.9)

Non-operating income (expenses), net	40.4	(28.8)	(234.3)

20.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order to reduce the risks of accidents, amongst other purposes. In addition, the Company maintains insurance policies, with coverage determined by experts, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities taking into consideration the nature and degree of risks. Due to their nature, risk assumptions are not included in the scope of a financial statements audit and, therefore, were not examined by our independent auditors.

21.	ENVIRONMENT

In 2007, the Company and its subsidiaries invested, in construction and equipment in activities, the amount of R$32.4 and R$48.4 respectively, related to water/effluent treatment and disposal of residues (R$43.4 and R$50.6 in 2006, respectively).

22.	SUBSEQUENT EVENTS

a) Law Nº 11,638 – amendment to the Brazilian Corporate Law

Law No. 11,638 published in the Official Gazette of the Union on December 28, 2007 changed a number of provisions in Law Nº 6,404 (Brazilian Corporate Law). These changes came into effect on January 1, 2008.

Among the major changes introduced, we highlight the following issues that in our assessment may change the presentation of our financial statements and the criteria for determination of our financial position and earnings as from the year ending 2008:

•
The mandatory disclosure of the Statement of Changes in Financial Position was eliminated and will be replaced by the Statement of Cash Flows, already disclosed by the Company as supplementary information. Additionally, the Statement of Added-Value was also introduced as a mandatory disclosure and will be disclosed by the Company beggining 2008.

•
Intangible assets and rights were segregated from the tangible ones, and permanent assets are now classified into investments, property, plant and equipment, intangible items and deferred charges. This change was already incorporated in the financial statements for the year ended December 31, 2007.

•
The caption "Equity valuation adjustments" was created under Shareholders' Equity. Any counterparties to increases or decreases in the recorded amount of asset and liabilities items arising from its market price valuation, will result in a corresponding adjustment to equity and will not be reflected in the income statement for the year in accordance with the accrual basis.

•
Pre-operating expenses and restructuring costs effectively contributing to the increase in earnings for more than one fiscal year and not representing just a decrease in costs or addition to the operating efficiency will be classified as Deferred Charges.

•
Tax incentives will no longer be classified as a capital reserve, and will now be recognized in the income statement for the year. In view of determination by the Management bodies, the General Shareholders' Meeting may assign part of the profit corresponding to these incentives for recognition of a Fiscal Incentives Reserve, to be created as part of the profit reserves and that may be excluded from the mandatory dividend calculation basis.

•	Additionally, the criteria for valuation of assets and liabilities were changed, being the main changes as follows:

o	Asset and liability items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value, in accordance with international accounting standards;

o
The recovery amount of property, plant and equipment, intangible assets and deferred charge assets and licenses shall be periodically evaluated so that the company shall record potential losses or carry out a review of the depreciation rates, amortization, and depletion criteria;

o	Licenses classified under intangible assets shall be valued based on the cost incurred upon purchase deducted from the balance of the respective amortization account;

o	"Available-for-sale" and "Held-for-Trading" financial instruments will now be valued at market value;

o	All other financial instruments shall be valued based on their updated cost or adjusted in accordance with the probable realizable value, if lower.

•
In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value.

•
Interest in debentures, held by employees and management, even if as financial instruments, or as employees assistance institutions or pension funds, not characterized as expenses, shall be included in the statement of income for the year.

•
Elimination of the possibility to record revaluation reserves for corporations. The new Law granted an option to companies to either maintain any existing balances and recognize these balances under the current rules or reverse these balances until the end of the year 2008.

The Company's Management is analyzing the effects that the aforementioned changes will have on its shareholders' equity and earnings for 2008, and it will also consider the guidance and definitions to be issued by the regulatory bodies. Management currently believes it is not possible to determine the effects of these changes on the income statement or shareholders' equity for the year ended December 31, 2007.

b) Acquisition of Interest – Lambic Holding

On January 24, 2008, the Company, through its subsidiary Skol, paid US$46.0 (the equivalent to R$82.3) to acquire 12.901% of the shares of our Argentinean Subsidiary Lambic Holding.

c) Outcome of the public tender offer for Quinsa’s shares

The Company announced on February 12, 2008 the results of the voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued ADS issued by its subsidiary Quinsa, which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev purchased 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not previously owned by AmBev or its subsidiaries, that were successfully tendered and not withdrawn.

With the settlement of the Tender Offer, on February 15, 2008, AmBev’s interest in Quinsa’s voting capital was of 99.56%, holding a 99.26% economic interest.

d) Dividends and Interest Attributed to Shareholders’ Equity

The Board of Directors’ Meeting held on April 3, 2008 approved the distribution of: (i) dividends, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$1.33 per common share and R$1.463 per preferred share, without withholding income tax, pursuant to the law in force; and (ii) interest attributed to shareholders’ equity (“JCP”), related to the period from January to March 2008, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$0.40 per common share and R$0.44 per preferred share. The distribution of JCP was taxed pursuant to the law in force, resulting in a net distribution of JCP of R$0.34 per common share and R$0.374 per preferred share.

The abovementioned payments were made as from April 28, 2008 (by referendum of the next Annual General Meeting relating to the fiscal year that will end on December 31, 2008), based on the shareholding of April 14, 2008 (for the shareholders of Bovespa) and of April 17, 2008 (for the shareholders of NYSE), without monetary adjustment. The shares and ADRs were traded ex-dividends as of April 15, 2008.

e) Increase in the capital stock with the use of reserve

The Extraordinary Shareholders’ Meeting held on April 28, 2008 approved the issuance of 1,813,569 common shares and 851,980 preferred shares, at the issue price of R$111.48 and R$123.30, respectively, to be subscribed and paid-up by Interbrew International B.V and AmBrew S/A, both subsidiaries of InBev N.V./S.A., the parent company of the Company, through the partial capitalization of the fiscal benefit accrued by the Company, with the partial amortization of the Special Goodwill Reserve - IN 319/99 in the fiscal year of 2007, pursuant to the caput of Article 7 of CVM Instruction 319/99, resulting in an increase in the capital stock from R$6,105.2 to R$6,412.4. As a result of such share subscription, the remaining shareholders of the Company have the right to subscribe shares of the company in the same proportion as InBev's subsidiaries.

f) Public distribution of the first issuance of Commercial Promissory Notes

The Company’s Board of Directors’ Meeting held on April 3, 2008 approved the public distribution of the 1st Issuance of Commercial Promissory Notes, as follows:

Issuance value: R$1,500.0;
Tranche: Single tranche;
Amount: Thirty (30) Promissory Notes;
Unitary Nominal Value: R$50.0 (at the issue date);
Issue date: The effective subscription and payment date;
Maturity: Three hundred and sixty (360) days as of the issue;
Subscription price: Unit nominal value;
Issue registration at the CVM: Filed on April 7, 2008.

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

Certain reclassifications have been made to conform the prior years US GAAP reconciling items to the current year presentation.

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

Shareholders’ equity under US GAAP was increased by R$ 22.9 and R$ 36.1 at December 31, 2007 and 2006, respectively, due to the additional inflation restatement adjustments, net of depreciation.

(ii)	Reversal of inflation restatement adjustment on foreign subsidiaries

Under Brazilian GAAP, the financial statements of our subsidiary operating in Venezuela include inflation accounting adjustments for certain periods. For purposes of US GAAP, neither of these countries was considered to be highly inflationary for the years presented and, accordingly, amounts are reported based on nominal local currency balances translated to Brazilian reais at the period-end exchanges rates for balance sheet accounts and average rates for each month of the year for statements of operations and cash flows.

Shareholders’ equity under US GAAP was reduced by R$ 36.6 and R$ 25.3 at December 2007 and 2006, respectively, due to the reversal of the inflation restatement adjustments. These amounts generates increases in depreciation charges of R$13.2, R$9.8 and R$16.9 in 2007, 2006 and 2005, respectively.

(iii)	Property, plant and equipment

•	Capitalized interest

Under Brazilian GAAP, as from January 1, 1997, the CVM requires capitalization of interest costs during the construction, development, or acquisition period of qualified assets. Capitalization is recorded with respect to loans directly related to the financing of the asset being constructed or developed, and normally includes foreign exchange losses. Capitalized interest is depreciated over the respective useful lives of the productive assets.

Under U.S. GAAP, Statement of Financial Accounting Standard (“SFAS”) No. 34, Capitalization of Interest Cost, requires that interest cost should be capitalized on the average amounts of acumulated expenditures related to qualifying assets. Interest eligible for capitalization generally excludes expenses that are not classified as interest expense under U.S. GAAP. The interest rate used for capitalization purposes is based on the Company’s outstanding borrowings in place during the period necessary to bring the qualifying assets to the conditions and locations necessary for their intended use. Capitalized interest is amortized over the life of the qualifying assets.

For reconciliation purposes, an increase in shareholders’ equity due to capitalized interest, net of amortization effects was recorded in the amount of R$ 8.5 and R$9.3 at December 2007 and 2006, respectively.

•	Impairment

Under Brazilian GAAP, companies are required to determine on a recurring basis if operating income is sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

Under US GAAP, SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, requires companies to test for impairment the carrying amount of long-lived assets whenever events and circumstances indicate that their carrying amount may not be recoverable. The carrying amount of long-lived assets is considered impaired when it exceeds their fair value in which case, an impairment loss is recognized based on the amount by which the carrying amount exceeds fair value.

No impairment has been recognized under either Brazilian GAAP or US GAAP as a result of these reviews.

(iv)	Deferred charges

Brazilian GAAP permits deferral of acquisition and implementation of software, payments made to distributors for the acquisition of distribution areas (recorded as intangible assets under Property, plant and equipment) and preoperating expenses incurred in the construction or expansion of a new facility until the facility begins operations (recorded as deferred charges).

Under US GAAP, amounts incurred in the construction or expansion of a new facility do not meet the conditions established for deferral and accordingly have been charged to income.

For reconciliation purposes, accumulated deferred charges expensed under US GAAP, net of amortization effects, amounted to R$ (43.6) in 2007 and R$ (77.2) in 2006.

(v)	Business combinations

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment.

Under US GAAP, fair values are assigned to assets acquired and liabilities assumed in business combinations, including intangible assets and unallocated goodwill. Under US GAAP, goodwill is not amortized but, instead, is assigned to an entity’s reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, the fair value assigned to assets acquired and liabilities assumed and the effects of amortization which are no longer recorded for US GAAP purposes.

Under SFAS No. 141 if an excess of net assets exists over the purchase price such excess is allocated to reduce non current assets to zero and any unallocated negative goodwill is recognized as an extraordinary gain in the statement of operations.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2007 was R$ 14,993.4 (R$ 17,998.5 in 2006), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2007 was R$ 10.4 (R$ 12.3 in 2006).

For US GAAP purposes, the balance of goodwill at December 31, 2007 is R$ 17,328.8 (R$ 16,540.9 in 2006).

The following significant business combinations have generated differences in accounting between Brazilian GAAP and US GAAP:

	12.31.07	12.31.06	12.31.05

Differences in net income:
The Labatt transaction:
US GAAP adjustments other than those related to purchase accounting, net of R$12.1 of taxes	(32.5)	(56.5)	139.0
Depreciation of purchase accounting adjustments
allocated to tangible and intangible assets acquired	(56.9)	(57.5)	(63.1)
Employee future benefits	53.5	86.7	44.2
Goodwill adjustments	1,129.6	969.8	923.5
Cumulative translation adjustment	(23.5)	(160.3)	(164.5)
	1,070.2	782.2	879.1
The Quinsa transaction:
US GAAP adjustments other than those related to purchase accounting, net of R$1.5 of taxes	59.5	54.4	45.5
Depreciation of purchase accounting adjustments allocated to tangible and intangible assets acquired	(38.9)	(35.1)	(29.8)
Fair value adjustment of put option	-	-	(209.2)
Goodwill adjustments	446.2	200.5	168.9
Cumulative translation adjustment	206.3	74.3	97.0
	673.1	294.1	72.4
The Antarctica transaction:
Amortization of goodwill	-	-	35.3
Amortization of goodwill allocated to tangible assets and deferred charges	60.8	84.0	49.4
Depreciation of purchase price adjustments	33.6	19.2	19.2
Amortization/write-off of US GAAP intangibles	2.3	(9.4)	(10.2)
	96.7	93.8	93.7

Other acquisitions (principally reversal of amortization)	79.9	55.1	30.8

Business combinations adjustments (Note 23 b(i))	1,919.9	1,225.2	1,076.0

Income tax effect on purchase accounting adjustments	(31.8)	(51.5)	35.2

Business combinations adjustments, net of taxes	1,888.1	1,173.7	1,111.2

	12.31.07	12.31.06

Differences in shareholders’ equity:
The Labatt transaction:
US GAAP adjustments other than those related to purchase accounting, net of R$121.0 of taxes	2,084.2	2,090.8
Goodwill adjustments	(2,668.3)	(4,024.9)
Fair value adjustments of tangible and intangible assets	4,373.9	4,861.0
Employee future benefits	0.3	(17.9)
Cumulative translation adjustments	(9.4)	(47.0)
	3,780.7	2,862.0

The Quinsa transaction:
US GAAP adjustments other than those related to purchase accounting, net of (R$108.4) of taxes	(42.4)	54.4
Fair value adjustment of tangible and intangible assets	262.5	56.0
Fair value adjustment of put option	(441.4)	(441.4)
Goodwill adjustment	1,106.8	757.0
Cumulative translation adjustment	13.9	32.2
	899.4	458.2

The Antarctica transaction:
Goodwill	28.6	28.6
Fair value of tangible and intangible assets	15.4	(81.2)
	44.0	(52.6)

Roll-up of Brahma minority shareholders	149.9	149.9
Other acquisitions	207.4	127.6
	357.3	277.5

Business combinations adjustments (Note 23 b(ii))	5,081.4	3,545.1

Income tax effect on purchase accounting adjustments	(1,628.5)	(1,803.1)

Business combinations adjustments, net of taxes	3,452.9	1,742.0

•	The Labatt transaction

Description of the transaction

On March 3, 2004, AmBev entered into an agreement through which an indirect holding company of Labatt would be merged into AmBev. AmBev issued to InBev, the former owner of Labatt, approximately 7.9 billion AmBev common shares and 11.4 billion AmBev preferred shares.

On August 27, 2004, with the completion of these transactions, Labatt became an indirect wholly owned subsidiary of AmBev.

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

In addition, FAHZ, an AmBev shareholder prior to the transaction, has the right to appoint up to four directors to our board. Accordingly, as of the latest general shareholders’ meeting held on April 28, 2008, InBev appointed eight directors to our board (six permanent members and two alternates) and FAHZ appointed three directors, in all cases for a three year term expiring in 2011. However, 9 of the 11 board members had previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction (including Messrs. Lemann, Telles and Sicupira), and two were previously affiliated with Interbrew. In addition, on March 7, 2006 one board member with previous affiliation with Interbrew resigned and was substituted by the Chief Executive Officer of InBev, who was the Chief Executive Officer of AmBev prior to the AmBev-Labatt transaction. Similar proportions existed on the board of directors immediately after the AmBev-Labatt transaction. This criterion indicates that AmBev is the accounting acquirer.

(i) The third criterion indicates AmBev is the accounting acquirer because the senior management of AmBev subsequent to the transaction is substantially the same as that of AmBev prior to the transactions. As mentioned above, 10 of our 11 board members have previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction. In addition, 9 of 11 members of our senior executive management were affiliated with AmBev prior to the AmBev-Labatt transactions.

(ii) A premium was paid to the former shareholders of AmBev as measured by the fair value of the AmBev shares prior to the transaction compared to the consideration received. This criterion indicates that Labatt is the accounting acquirer.

Based on consideration of each of the various factors, the Company concluded that the preponderance of the evidence indicates that AmBev was the accounting acquirer of Labatt.

The purchase consideration of R$ 14,243.8 was determined based on the fair value of the shares issued by AmBev at March 3, 2004 which was considered to be the measurement date for this transaction.

Goodwill arises from the acquisition of Labatt under US GAAP amounts to R$ 12,950.5 and is tested for impairment on an annual basis or whenever events or circumstances indicates that a goodwill impairment test is necessary.

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

The acquisition of Quinsa happened in a “two step transaction”. First, in January 2003, consideration paid to BAC of R$ 1,950.2 was comprised of: (i) cash paid totaling R$ 1,672.7; (ii) the fair value of our assets contributed to Quinsa of R$ 191.5 ; (iii) the fair value of the put option granted to BAC of R$ 69.0; and (iv) other costs associated to the acquisition totaling R$ 17.0. The fair value of the net assets acquired included R$ 830.9 in Quinsa’s net assets and the fair value of the call option received from BAC of R$ 68.1, resulting in goodwill of R$ 1,051.2. In addition, during 2004 and 2005 Quinsa repurchased some of its own shares, thus increasing our economic interest in Quinsa from 49.66% to 56.83%.

Second, on April 13, 2006, as part of an integrated transaction (already established in the 2003 agreement, AmBev acquired the remaining shares of BAC in Quinsa and as a result, the control of its operations for a total amount of R$2,738.3. With the closing of the operation, on August 8, 2006, AmBev’s interest in Quinsa’s capital increased from 56.83% to 91.36%.

Under Brazilian GAAP, the acquisitions of interest in Quinsa in 2003 and 2006 generated goodwill of R$ 1,029.9 and R$ 2,331.1, respectively, arising from the difference between total consideration paid and the book value of net assets acquired, which were attributed to expected future profitability, to being amortized up to ten years.

Under US GAAP, we accounted for these transactions as they were independent, and in each case we compared the total purchase consideration with the fair value of net assets acquired, measuring the fair value for the net assets of Quinsa at each acqusition date for the respective interest acquired.

We reviewed our purchase accounting of Quinsa during 2004, and, as a result, our goodwill was increased by R$ 92.2. The measurement date of January 31, 2003 was used for purposes of determining the fair value of assets contributed.

In 2006, consideration paid to BAC was R$ 2,738.3. The fair value of the net assets acquired were R$ 686.6. As part of the 2006 acquisition, the amounts of the put and call options and the related tax impact, for a total net amount R$ (291.3) were included in the determination of goodwill, which totaled R$1,983.0.

The following fair value adjustments were made to the US GAAP book value of Quinsa’s net assets:

	July 13,	January 31
	2006	2003

Book value of our interest in Quinsa	321.8	585.1
Allocation of fair value:
Property, plant and equipment	79.0	536.2
Trademarks	136.7	153.6
Reversal of goodwill from previous acquisitions and other assets	1.3	(317.4)
Deferred tax effect on fair value adjustments	(74.8)	(126.6)
Fair value of investment in Quinsa	464.0	830.9

Purchase consideration	2,738.3	1,881.2
Fair value of put option	(509.5)	69.0
Fair value of call option	68.1	(68.1)
Deferred tax asset on the put and call options	150.1	-
Total purchase consideration	2,447.0	1,882.1

Fair value of subsidiary acquired	464.0	830.9

Goodwill	1,983.0	1,051.2

The call option was recorded at cost and was tested for impairment at each year end. The put and call option totaled R$ 509.5 and R$ 68.1 at December 31, 2005, respectively.

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

Under Brazilian GAAP, the net assets of Antarctica were adjusted to be consistent with the accounting principles of Brahma, resulting in goodwill on the combination of R$ 847.3. This goodwill was attributed to property, plant and equipment (R$ 144.6) and future profitability (R$ 702.7) and has been amortized over the useful lives of the property, plant and equipment, and in the case of future profitability, over a 10 years period.

Under US GAAP, the combination of Brahma and Antarctica was accounted for using the purchase method as defined by U.S. Accounting Principles Board Opinion (APB) No. 16, Business Combinations, in which Brahma was the accounting acquirer.

The excess purchase price was allocated based on independent fair value appraisals to complement tangible assets and the remainder to trademarks, distribution networks, software and others. The fair value allocated to tangible assets is being depreciated over an estimated average useful life of ten years, the fair value allocated to trademarks is being depreciated over 40 years, the distribution network over 30 years and the software over five years.

•	Roll-up of Brahma minorities

At Brahma’s Extraordinary Shareholders’ Meeting on September 14, 2000, Brahma’s common shareholders approved the combination by which all outstanding shares of Brahma not yet exchanged for AmBev shares were converted (rolled up) into shares of the same type and class of AmBev. This transaction resulted in negative goodwill of R$ 149.9 under Brazilian GAAP, which was reversed to shareholders’ equity under US GAAP.

•	Other acquisitions

Under Brazilian GAAP we acquired AmBev Dominicana, during 2004 with a goodwill of R$ 214.5, based on future profitability, to be amortized over ten years.

During 2005 the goodwill balance was reduced by R$ 17.7 due to the recalculation of accumulated depreciation and by the amount of R$ 13.6 as a result of the sale and license back by AmBev Dominicana of the Red Rock trademark.

Under US GAAP, no additional adjustment was made. We will test our goodwill for impairment periodically. As the adjustment of depreciation mentioned in the preceding paragraph refers to an opening balance sheet adjustment, which was recorded under Brazilian GAAP in a period over one year, this amount was recorded in income for US GAAP purposes.

Under Brazilian GAAP we acquired AmBev Ecuador in 2003 with a negative goodwill of R$ 18.5, based on expectations of future losses, to be amortized over ten years.

Under US GAAP, we recorded a write-off of AmBev’s Ecuador property and equipment in the amount of R$ 18.5.

Goodwill recorded under Brazilian GAAP in connection with the acquisition of Cintra and Goldensand in 2007 amounted to R$ 376.2 , based on future profitability, and being amortized up to ten years (Note 1 b (iii)).

Under US GAAP, we recorded a fair market value adjustment on property and equipment in the amount of R$ 119.8.

A number of acquisitions in prior years were treated differently under Brazilian GAAP as compared to US GAAP. These differences arose primarily from bases for determining purchase considerations, fair values, allocation of excess purchase prices, goodwill, amortization periods and cases of step-acquisition accounting and it has been recognized as credit in results of R$ 79.1 in the year ended December 31, 2007 (R$ 55.1 in 2006 and R$ 30.8 in 2005).

(vi)	FAHZ net assets

FAHZ is a legally distinct entity for statutory purposes in Brazil. Under Brazilian GAAP, AmBev does not include the assets of FAHZ in its financial statements (see Note 13 (c)).

For US GAAP purposes, the net assets of FAHZ, excluding the actuarial liability detailed below (see item vii), and its operating expenses, are included in the determination of shareholders’ equity and net income under US GAAP of AmBev. The cash and cash equivalents of FAHZ are presented as Restricted cash in the US GAAP condensed consolidated balance sheet. A substantial portion of the assets is represented by shares in AmBev and has been reflected as treasury shares, thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

The net assets and results of operations of FAHZ as of and for the years ended on December 31, are as follows:

	2007	2006	2005

Current assets:
Restricted cash *	271.8	247.9	239.8
Other	5.4	8.5	8.0
Property and equipment	113.0	110.6	101.3
Other assets	2.9	2.6	2.3
Current assets (liabilities)	1.2	(0.7)	(3.1)
Non-current liabilities	(32.7)	(23.1)	(55.4)
Net assets	361.6	345.7	292.9
Net loss after elimination of dividends received from AmBev	(69.2)	(19.7)	(44.4)

* Includes R$51.3 of investments in debentures issued by AmBev, which are eliminated upon consolidation

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

Under US GAAP, on December 31, 2006 the Company adopted the recognition and disclosure provision of SFAS No. 158, Employer’s Accounting for Defined Benefit Plans and Other Post Retirement Benefits – an amendment of SFAS No. 87, 88, 106 and 132(R). Under SFAS No. 158 the Company recognized the funded status of each of its defined pension and post-retirement benefit plans as an asset or liability in its balance sheet with a corresponding adjustment to other accumulated comprehensive income, net of tax.

The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service cost and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87 and SFAS No. 106, all of which were previously netted against the plans funded status in the Company’s condensed statement of financial position pursuant to the provisions of SFAS No. 87 and SFAS No. 106. These amounts have been recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and have not been recognized as net periodic pension cost in the same period have been recognized as a component of other comprehensive income.

The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$ 194.2, net of tax.

Under Brazilian GAAP, the Company does not record the liability related to medical, dental, educational and social assistance provided by FAHZ, as they are considered legally separate entities and under current welfare foundation regulation, the surplus of assets over liabilities of FAHZ at December 31, 2007 cannot be returned to the Company. Under US GAAP those liabilities are recorded as post-retirement benefits. FAHZ provides such benefits to current and retired employees of AmBev in Brazil and their beneficiaries and covered dependents (approximately 57,260 beneficiaries and dependents at December 31, 2007 and 53,300 in 2006).

Plan assets of AmBev’s Pension Plan in Brazil include amounts contributed by AmBev and its employees and amounts earned from investing the contributions, less benefits paid. Based on the actuarial review of the defined benefit plan which had been closed to new participants, net assets at December 31, 2007 were considered to be in excess of that required to meet the projected benefit obligation. Although AmBev will reduce future employer contributions to the minimum permitted by law, Brazilian pension regulations currently provide no means for returning this surplus to the sponsor. In view of this uncertainty, AmBev included in the actuarial determination of the pension obligation at December 31, 2007 a valuation allowance of R$ 379.4 against the plan assets (R$ 302.4 in 2006 under Brazilian GAAP). This allowance impacts the determination of the pension charge/benefit.

Under US GAAP, as confirmed by a meeting of the AICPA International Practices Task Force on November 25, 2002, recording a valuation allowance against a pension asset is not appropriate. Accordingly, the valuation allowance was reversed and included in the actuarial gain or loss calculation for purposes of reconciliation to US GAAP.

Based on the report of our independent actuary, the funded status and amounts recorded in our US GAAP condensed balance sheets and statements of operations as of and for the years ended December 31, 2007, 2006 and 2005 for our pension and welfare obligations to retirees in accordance with SFAS No. 132, Employer’s Disclosures about Pensions and other Post-retirement Benefits, are as follows:

	Pension Benefits		Benefits other than Pension
	2007	2006	2007	2006

Change in benefit obligation:
Projected benefit obligation:
At beginning of year	3,088.2	3,340.5	771.8	812.3
Plan participant’s contribution	3.2	3.6	-	-
Service cost	42.9	44.5	9.2	12.0
Interest cost	168.2	179.6	62.0	67.8
Net increase in notional account balance	0.2	0.1	-	-
Actuarial loss	(87.7)	56.9	46.2	4.4
Translation gain	(116.2)	(215.7)	(13.5)	(26.9)
Gross benefits paid	(199.5)	(346.0)	(47.3)	(48.5)
Special termination benefits	-	11.4	-	-
Curtailments	-	(3.0)	-	-
Amendments	9.7	16.3	(7.1)	(49.4)

Projected benefit obligation at end of year	2,909.0	3,088.2	821.3	771.8

Accumulated benefit obligation	2,856.4	3,024.9

Change in plan assets
Fair value of plan assets
At beginning of year	3,082.6	2,890.4	-	-
Actual return on plan assets	241.2	409.6	-	-
Employer contributions	152.0	260.6	12.0	15.8
Employee contributions	4.1	4.4	-	-
Actuarial loss (gain)	(32.7)	22.2	-	-
Translation loss	(96.4)	(158.6)	-	-
Gross benefits paid	(199.6)	(346.0)	(12.0)	(15.8)
Fair value of plan assets at end of year	3.151.2	3.082.6	-	-

Long-term	(330.1)	(459.0)	(821.3)	(771.8)
Prepaid pension asset	572.3	453.4
Net amount recognized at end of year	242.2	(5.6)	(821.3)	(771.8)

Other comprehensive income	(4.2)	33.2	27.1	261.1
Total impact on equity	238.0	27.6	(794.2)	(510.7)

The charge in the statement of operations is comprised as follows:

	Pension benefits			Benefits other than pension
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost (NPPC)
Service cost	42.9	44.5	43.7	9.2	12.0	8.6
Interest cost	168.5	179.6	193.6	62.1	67.8	65.2
Expected return on assets	(274.9)	(270.1)	(250.8)	-	-	-
Amortization of:
Transition obligation (asset)	1.8	2.2	-	1.5	1.5	1.5
Prior service cost	7.6	7.1	7.2	-	-	-
Actuarial (gain) loss	(16.5)	(11.1)	(8.1)	10.6	13.7	7.5
Employee contributions	(0.9)	(0.8)	(0.7)	-	-	-
Termination benefits	-	11.4	34.8	-	-	-
Settlement	-	30.7	-	-	-	-
Curtailment cost	-	-	0.8	-	-	0.6
Total net periodic benefit cost (benefit)	71.5	(6.5)	20.5	83.4	95.0	83.4

	Pension Benefits		Benefits other than Pension
	2007	2006	2007	2006

January 1,	(5.4)	(270.9)	(771.8)	(484.9)
NPPC	71.5	6.5	(83.3)	(95.0)
Employer contribution	152.0	260.6	47.3	48.5
Translation Adjustment for the period (CTA)	19.9	31.5	13.5	20.7
Accumulated Other Comprehensive Income	4.2	(33.1)	(27.0)	(261.1)
December 31,	242.2	(5.4)	(821.3)	(771.8)

The adjustment for FAS No. 158 affected our Consolidated balance sheet as follows:

2006

Before application of FAS No. 158
Prepaid pension cost	27.7
Other post retirement liabilities	(510.7)

Adjustments
Prepaid pension cost	(33.1)
Other post retirement liabilities	(261.1)
Deferred tax asset	100.0
Accumulated other comprehensive income, net of tax	194.2

After application of FAS No. 158
Prepaid pension cost	(5.6)
Other post retirement liabilities	(771.8)
Deferred tax asset	100.0
Accumulated other comprehensive income, net of tax	194.2

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of SFAS No. 158, were as follows:

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):

AmBev and Labatt’s Plans	One-percentage- point increase			One-percentage-point decrease
	2007	2006	2005	2007	2006	2005
Sensitivity of retiree welfare results
On total service and interest cost components	5.5/1.8	4.6/1.9	5.1 / 3.6	(4.7) / (2.4)	(3.9) / (1.6)	(4.4) / (3.0)

On post-retirement benefit obligation	51.4 / 25.5	43.1 / 27.0	43.2 / 47.9	(43.4) / (32.0)	(36.6) / (24.3)	(36.9) / (41.4)

Under US GAAP, we recognized an additional liability related to other post-retirement benefits totaling R$ 1,055.4 in 2007 and R$ 877.4 in 2006.

Under US GAAP we recognized an additional pension plan asset of R$ 553.9 in 2007 and R$ 436.4 in 2006.

AmBev’s pension plan weighted-average assets allocation at December 31, 2007, 2006 and 2005, by asset category, is as follows:

	Labatt
	Quebec Plan			National and salaried Plans			AmBev
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Fixed income	42%	42%	40%	36%	36%	35%	79%	76%	78%
Real estate	-	-	-	-	-	-	4%	5%	5%
Equity securities	58%	58%	60%	64%	64%	65%	17%	19%	17%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

The Company’s investment strategy for its pension plan is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to conduct a review of its assets allocation strategy every year.

Included within the fair value of the IAPP plan assets as of December 31, 2007 are 11,990 of common shares with a total fair value at December 31, 2007 of R$ 1.5 (R$ 11.1 in 2006).

Assumptions applied were as follows:

(i)	Weighted average assumptions to determine benefit obligations for years ended December 31, 2007, 2006 and 2005:

	AmBev Plans
	Pension benefits			Benefits other than pension
	2007	2006	2005	2007	2006	2005

Discount rate	10.8%	10.8%	10.8%	10.8%	10.8%	10.8%
Projected annual inflation rate	4.0%	4.0%	4.1%	4.0%	4.0%	4.1%
Rate of compensation increase	7.1%	7.1%	7.2%	-	-	-
Health care cost trend on covered charges	-	-	-	7.1%	6.5%	7.1%

	Labatt Plans
	Pension benefits			Benefits other than pension
	2007	2006	2005	2007	2006	2005

Discount rate	5.3%	5.0%	5.0%	5.3%	5.0%	5.0%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Rate of compensation increase	3.0%	3.0%	3.0%	-	-	-
Health care cost trend on covered charges	-	-	-	9.0%	9.5%	9.5%

(ii)	Weighted average assumptions to determine net periodic benefit cost for years ended December 31, 2007, 2006 and 2005:

	AmBev
	Pension benefits			Benefits other than pension
	2007	2006	2005	2006	2006	2005

Discount rate	10.8%	10.8%	10.8%	10.8%	10.8%	10.8%
Projected annual inflation rate	4.0%	4.0%	4.1%	4.0%	4.0%	4.1%
Expected return long-term rate of return on plan assets (i)	9.6%	13.9%	14.9%	-	-	-
Rate of compensation increase	7.1%	7.1%	7.2%	-	-	-
Health care cost trend on covered charges	-	-	-	7.1%	6.5%	7.2%

	Labatt
	Pension benefits			Benefits other than pension
	2007	2006	2005	2007	2006	2005

Discount rate	5.3%	5.0%	5.7%	5.3%	5.0%	5.7%
Projected annual inflation rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Expected return long-term rate of return on plan assets (i)	7.4%	8.0%	8.0%	-	-	-
Rate of compensation increase	3.0%	3.0%	3.0%	-	-	-
Health care cost trend on covered charges	-	-	-	9.5%	9.5%	9.5%

(i)	The overall expected long-term rate of return on assets was calculated based on the contractual rates (fixed income and real state) or historical return for equity securities.

Expected cash flows:

Information about the expected benefit payments for the Company’s defined benefit plan and other post-retirement benefits is as follows:

	Labatt’s Plans		AmBev’s Plans
		Benefits		Benefits
	Pension	other than	Pension	other than
	Benefits	pension	Benefits	pension	Total

2008	135.2	13.8	34.1	39.9	223.0
2009	137.9	13.8	35.2	41.2	228.1
2010	140.1	14.2	36.2	42.5	233.0
2011	141.7	14.6	37.2	43.7	237.2
2012	143.6	15.1	38.3	44.9	241.9
2013 a 2018	752.1	82.7	209.8	238.2	1,282.8
	1,450.6	154.2	390.8	450.4	2,446.0

The Company’s contribution expected to be paid during the year end December 31, 2007 is R$ 199.

(viii)	Earnings per share

Under Brazilian GAAP, earnings per share are calculated on the number of shares outstanding at the balance sheet date and no retroactive effect in the balance sheet or disclosures for stock dividends, stock splits or reverse stock splits is required; no information is disclosed on diluted earnings per share.

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

The effects of changes in capital structure such as stock dividends, stock split or reverse split must be given retroactively in the balance sheet.

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

The inclusion of the net assets of FAHZ has had the effect of reducing the number of outstanding shares.

We determine diluted earnings per share by increasing the weighted average number of shares outstanding in the denominator by the number of outstanding dilutive equity awards using the treasury stock method.

	2007			2006			2005
	Preferred	Common	Total	Preferred	Common	Total	Preferred	Common	Total

Basic numerator:
Actual dividends declared	1,021.8	960.7	1,982.5	970.7	838.2	1,808.9	1,296.5	986.2	2,282.7
Basic allocated undistributed earnings	1,509.4	1,419.3	2,928.7	1,227.7	1,060.1	2,287.8	243.3	185.0	428.3
Allocated net income available for common and preferred shareholders	2,531.2	2,380.0	4,911.2	2,198.4	1,898.3	4,096.7	1,539.8	1,171.2	2,711.0
Basic denominator:
Weighted average shares - AmBev	279,415,288	344,445,119	623,860,407	307,235,853	344,870,600	652,106,453	309,708,629	299,091,813	608,800,442
Weighted average shares held by FAHZ	-	(55,463,914)	(55,463,914)	(906,316)	(53,889,517)	(54,795,833)	(3,958,975)	(43,249,251)	(47,208,226)
Weighted average outstanding shares, net	279,415,288	288,981,205	568,396,493	306,329,537	290,981,083	597,310,620	305,749,654	255,842,562	561,592,216
Basic earnings per share - US GAAP (*) (whole reais) - R$	9.06	8.24		7.18	6.52		5.04	4.58
Diluted numerator:
Actual dividends declared	1,103.5	879.0	1,982.5	971.6	837.3	1,808.9	1,298.7	984.0	2,282.7
Diluted allocated undistributed earnings	1,630.2	1,298.5	2,928.7	1,228.8	1,059.0	2,287.8	243.7	184.6	428.3
Allocated net income available for common and preferred shareholders	2,733.7	2,177.5	4,911.2	2,200.4	1,896.3	4,096.7	1,542.4	1,168.6	2,711.0
Diluted denominator:
Stock ownership plan	65,263	13,031	78,294	80,433	16,087	96,520	124,370	-	124,370

Diluted weighted average	344,678,611	302,012,510	646,691,121	307,133,871	291.141.950	598,275,821	306,993,358	255,842,562	562,835,920
Diluted earnings per share - US GAAP (*) (whole reais) - R$	7.93	7.21		7.16	6.51		5.02	4.57

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

At the Extraordinary General Meeting held on June 29, 2007, AmBev’s shareholders approved a reverse split of its shares in the proportion of 100 existing shares to one new share. The effect of such change in the Company’s capital structure has been retroactively reflected for the years 2006 and 2005. See note 14 (a) (i).

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

Under US GAAP, deferred income taxes are recognized on all temporary tax differences. Valuation allowances are established when it is more likely than not that tax losses will not be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference. Deferred income tax assets and liabilities are netted rather than presented gross.

(xi)	Provision for dividends and interest attributable to shareholders’ equity

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

At December 31, 2007 there was no provision for proposed dividends (R$ 65.0 in 2006 was reversed under US GAAP).

(xii)	Share based payment

Under Brazilian GAAP, the rights to acquire AmBev’s shares granted to employees, officers and directors under the stock option plan do not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock in the amount of the purchase price.

Under US GAAP, beginning in 2006, the Company adopted SFAS 123(R) - “Share-based Payment”.

As the strike price of our awards granted until 2004 are indexed to the IGP-M (and adjusted by dividends paid), the employee share options have been accounted for as a liability under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value at each reporting period until exercised. The fair value of these employee stock options is estimated using the Black-Scholes option-pricing model.

For options granted under the new Plans as from 2005 the exercise price is no longer indexed and, as a result, these options are treated as equity instruments and the fair value of the shares under FAS 123R is not revised at each reporting date, except to adjust for forfeitures.

The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price based on the average of the market value for which the shares will be purchased.

Prior to the adoption of SFAS 123R, we accounted for our stock option plan for US GAAP purposes, in accordance with APB 25, Accounting for Stock Issued to Employees. Because of the indexation applied to the exercise price, these options were considered variable plans and the compensation cost arising from them was remeasured at each year end.

We have adopted the prospective approach of SFAS 123 R, and the liability-classified awards were measured at fair value at January 1st, 2006. The assumptions were: Risk-free - 14.57%; Maturity - 10 year; Volatility - 30%; Dividend yield - 5% and Vesting period - 5 years.

The adoption of SFAS 123R resulted in a loss of R$15.1 recorded in 2006 as a cumulative effect in the change of an accounting principle.

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

For reconciliation purposes, additional charges were recognized in income under US GAAP in the amounts of R$ (33.2) in 2007, R$ (62.6) in 2006 and R$ (85.6) in 2005.

(xiii)	Advances to employees for purchase of shares

Under Brazilian GAAP, advances to employees for purchase of shares are recorded as an asset and interest accrued is credited to income.

Under US GAAP, as the advances are collateralized by the stock issued under the stock ownership plan, the loan is reported as a deduction from shareholders’ equity.

For reconciliation purposes, shareholders’ equity is reduced under US GAAP by R$ (41.6) in 2007 and R$ (72.7) in 2006..

(xiv)	Accounting for derivative instruments

Under Brazilian GAAP, derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Additionally, unrealized gains or losses arising from transactions, which are designated as hedge instruments, entered to mitigate risks on purchase of raw materials, are deferred and recognized in the statement of operations when realized. Under Brazilian GAAP, there is no specific standard addressing accounting of financial derivative instruments other than for financial institutions.

Under U.S. GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as:

•	a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

•	a hedge of the exposure to the variable cash flows of a forecasted transaction; or

•	a hedge of the foreign currency exposure of a net investment in a foreign operation.

The accounting for changes in the fair value of a derivative (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge’s change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability.

For purposes of the reconciliation, we have recorded unrealized gains totaling R$ 0.1 in income under US GAAP, arising from the mark-to-market adjustment on our derivative instruments at December 31, 2007 (unrealized loss of R$ (9.0) in 2006 and unrealized gain of R$ 11 in 2005).

(xv)	Short-term investments

Under Brazilian GAAP, marketable debt and equity securities are stated at the lower of cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under U.S. GAAP, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities are as follows:

•	debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;

•
debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

•
debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in comprehensive income.

Under U.S. GAAP, if any of the investments described above experience an other than temporary decline in their fair value that exceeds their carrying amounts, such investments should be reduced to their estimated fair value amount and an impairment loss recognized in earnings. The reduced amount becomes the new basis for such investments.

Our securities classified as Trading are measured at fair value at the balance sheet dates, and unrealized gains (losses) are included in income. During 2007, we recorded a loss of R$ (0.1) (R$ (2.3) in 2006 and R$ 2.6 in 2005).

Our securities classified as Available for Sale are measured at fair value at the balance sheet dates, interest is recorded in income as incurred and unrealized gains (losses) are included directly in shareholders’ equity as Other comprehensive income (loss). For reconciliation purposes, an increase (decrease) in shareholders’ equity due to accumulated unrealized gains on available for sale securities was recorded in the amount of R$ (6.9) in 2007, R$ (2.6) in 2006 and R$ 17.1 in 2005.

(xvi)	Fiscal incentive

We have fiscal incentives granted by the Government in certain regions in Brazil which are accounted directly as a Capital reserve in shareholder’s equity for Brazilian GAAP purposes.

Under US GAAP, these government grants are accounted in earnings as reductions to either tax on sales or income tax, depending on their nature. We have recorded R$149.5, R$113.6 and R$57.9 as fiscal incentives in our US GAAP earnings during 2007, 2006 and 2005, respectively.

(xvii)	Classification of statement of operations line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP.

We have recast our statement of operations under Brazilian GAAP to present a condensed statement of operations in accordance with US GAAP (Note 23(d)(ii)).

We have also incorporated the net income differences between Brazilian GAAP and US GAAP (Note 23 (b)(i)) in the condensed statement of operations in accordance with US GAAP. The reclassifications are summarized as follows:

•
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations in accordance with US GAAP.

•
Under Brazilian GAAP, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are included in operating income.

•
Employee profit sharing expenses have been classified after non-operating expenses in the consolidated statement of operations in accordance with Brazilian GAAP. Such amounts have been reclassified to operating expenses in the condensed consolidated statement of operations in accordance with US GAAP.

•	Under Brazilian GAAP, certain tax incentives are recorded in operating income. Under US GAAP these credits are adjusted against net sales, as a reduction of sales tax.

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

•
Under Brazilian GAAP, shipping and handling costs, representing R$ 627.2, R$ 570.0 and R$ 499.9, for the years ended December 31, 2007, 2006 and 2005, respectively, are expensed as incurred and classified as selling expenses in the statement of operations. Under US GAAP, pursuant to the requirements of Emerging Issues Task Force - EITF Issue No. 00-10, these expenses were reclassified to cost of sales.

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

(xviii)	Classification of balance sheet items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have eliminated the effects of the proportionate consolidation of our investment in Quinsa until 2006 and certain other affiliates and reflected our investment in these affiliates on a single line item (Investment in affiliates) in the recast balance sheet under US GAAP.

We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 23 (d)(i)). The reclassifications are summarized as follows:

•	Under US GAAP certain deferred charges were reclassified to property, plant and equipment and to goodwill, according to their nature.

•	Under US GAAP certain property, plant and equipment were reclassified to intangible assets, according to their nature.

•
Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or long-term based on the classification of the underlying temporary difference.

•
Under Brazilian GAAP, pursuant to CVM Deliberation No. 489/05, the Company states judicial deposits net of the corresponding contingent liabilities. According to US GAAP, judicial deposits were fully stated in long-term receivables.

b)	Reconciliation of the differences between Brazilian GAAP and US GAAP

(i)	Net income

	Ref. Note
	23(a)	2007	2006	2005

Net income under Brazilian GAAP		2,816.4	2,806.3	1,545.7
Depreciation of additional indexation of property and equipment from 1995 to 1997	(i)	(13.2)	(9.8)	(16.9)
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii)	(11.3)	(3.9)	(8.4)
Depreciation of capitalized interest cost	(iii)	(0.8)	(0.8)	(0.7)
Reversal of deferred charges and related amortization	(iv)	33.6	22.8	43.9
Business combination adjustments	(v)	1,919.9	1,225.2	1,076.0
FAHZ net assets	(vi)	(69.2)	(19.7)	(44.4)
Pension plan	(vii)	(144.3)	68.6	48.2
Other post-retirement benefits	(vii)	213.1	(27.1)	(21.6)
Foreign exchange gain (loss) from translation of foreign subsidiaries	(viii)	38.3	30.9	60.1
Share based payment	(xii)	(33.2)	(62.6)	(85.6)
Fair value adjustment on derivative instruments	(xiv)	0.1	(9.0)	11.0
Tax incentive	(xvi)	149.5	113.6	57.9
Fair value adjustment on trading securities	(xv)	(0.1)	(2.3)	2.6
Minority interest on adjustments above		(2.8)	(2.5)	8.7
Deferred income tax on adjustments above		15.2	(33.0)	34.5
Net income under US GAAP		4,911.2	4,096.7	2,711.0

(ii)	Shareholders’ equity

	Ref. Note
	23(a)	2007	2006

Shareholders’ equity under Brazilian GAAP		17,419.9	19,268.1
Additional indexation of property and equipment from 1995 to 1997, net	(i)	22.9	36.1
Reversal of inflation restatement adjustment on foreign subsidiaries	(ii)	(36.6)	(25.3)
Capitalized interest, net of amortization	(iii)	8.5	9.3
Reversal of deferred charges and accumulated amortization	(iv)	(43.6)	(77.2)
Business combination adjustments	(v)	5,081.4	3,545.1
FAHZ net assets	(vi)	361.6	345.7
Pension plan	(vii)	553.9	436.4
Other post-retirement benefits	(vii)	(431.2)	(372.0)
Reversal of dividends not yet declared	(x)	-	65.0
Advances to employees for purchase of shares	(xiii)	(41.6)	(72.7)
Fair value adjustment on derivative instruments	(xiii)	5.5	5.4
Unrealized loss on derivative instruments	(xiii)	(120.5)	(57.2)
Unrealized gain on available for sale securities	(xv)	12.8	19.7
Share-based payments	(xii)	(120.5)	(122.4)
Fair value adjustment on trading securities	(xv)	0.2	0.3
Minority interest on adjustments above		3.4	6.1
Deferred income tax on adjustments above		(1,691.1)	(1,902.7)
Shareholders’ equity under US GAAP		20,985.0	21,107.7

c)	US GAAP supplementary information

(i)	Property, plant and equipment

	2007	2006

Property, plant and equipment	12,783.4	12,268.2
Accumulated depreciation	(7,132.0)	(6,657.9)
Property, plant and equipment, net	5,651.4	5,610.3

(ii)	Recently issued US GAAP accounting pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The FairValue Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company’s 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

In September 2006, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 provides guidance on the accounting for arrangements in which an employer owns and controls the insurance policy and has agreed to share a portion of the cash surrender value and/or death benefit with the employee. This guidance requires an employer to record a postretirement benefit, in accordance with FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions” or APB Opinion No. 12, “Omnibus Opinion-1967, if there is an agreement by the employer to share a portion of the proceeds of a life insurance policy with the employee during the postretirement period. This guidance is effective for reporting periods beginning after December 15, 2007. EITF 06-4 is not applicable to the Company as life insuances are held by employees directly.

(iii) Recently Adopted Accounting Standards

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (Statement 158) (refer to note 24 (viii) for information regarding the impact of adopting the recognition provisions of Statement 158).

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure.

As a result of the implementation of FIN 48, the Company reclassified R$ 67.5 million from Provision for contingencies to Income and social contribution taxes payable in Others (Non-current liabilities). The adoption of FIN 48 did not result in a cumulative adjustment to retained earnings.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

Balance at January 1, 2007	30.2
Increase related to prior year tax positions	1.7
Decrease related to prior year tax positions	(3.1)
Settlements	(0.2)

Balance at December 31, 2007	28.6

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement with the taxing authorities.

If recognized, the total amount of R$ 28.6 of unrecognized tax benefits would have an impact on the Company’s effective tax rate.

Interest expense recognized related to uncertain tax positions amounted to R$14.6 in 2007. Total accrued interest and penalties as of December 31, 2007 and December 31, 2006 was R$ 51.7 and R$ 37.1, respectively, and were included in Income and social contribution tax payable, classified in Others (Non-current liabilities).

AmBev and its subsidiaries file income tax returns in Brazil and foreign jurisdictions. The table below shows tax years for which AmBev is subject to income tax examinations by tax authorities:

Open tax years

North America	1996-2007
South America (excluding Brazil)	1999-2007
Europe	2000-2007
Brazil	2003-2007

(iv)	Additional information - stock option plan

	12.31.07	12.31.06 (i)	12.31.05 (i)

Range of purchase prices for outstanding awards	16.25 – 108.84	9.62 - 101.40	9.62 - 56.87
Exercise price of awards granted in the year	108.84	101.40	-
Weighted average purchase prices
At beginning of year	64.26	50.96	43.10
Granted	108.84	101.40	-
Exercised	56.92	52.84	38.02
Forfeited	56.69	46.59	47.14
At end of year	83.82	64.26	50.96

(i) We have restated the amounts of 2006 and 2005 due to the reversed stock split as before mentioned in Note 14.

Outstanding and exercisable

Range of	Number of shares			Weighted average purchase prices (*)
purchase prices (*)	2007	2006 (i)	2005 (i)	2007	2006 (i)	2005 (i)

9.62 - 13.92	-	-	6,421	-	-	12.30
13.93 - 19.69	1,958	7,082	-	16.25	19.19	-
19.70 - 22.64	-	-	135,034	-	-	20.40
22.68 - 47.73	-	33,383	-	-	46.71	-
47.74 - 49.49	16,306	1,357,808	85.837	48.02	49.12	48.90
49.50 - 56.87	711,365	292,995	3,423,715	50.29	50.88	52.29
56.88 – 108.84	1,566,047	742,563	-	104.34	101.40	-

	2,295,676	2,433,832	3,651,007	87.11	65.16	50.96

(*) Expressed in whole reais - R$.

(i) We have restated the amounts of 2006 and 2005 due to the reverse stock split as before mentioned in Note 14.

A summary of the status of the Company’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Nonvested shares	Shares
Balance at January 1, 2007	2,772
Granted	866
Vested	(737)
Forfeited	(450)
Balancet at December 31, 2007	2,451

At December 31, 2007, there was R$175.7 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 4.4 years.

The Company utilizes both unissued and treasury shares to satisfy share award exercises.

During 2005 the Company paid a stock dividend to its shareholders of one common share for each 5 shares owned (preferred or common). As a result, for each one option exercised under Plans granted prior to 2006, the Company will issue 0.2 common shares.

(v)	Pro forma fair value effects of stock ownership plan

We calculated the pro forma effects of accounting for the stock ownership plan in accordance with SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance with the provisions of SFAS No. 123, our US GAAP net income and earnings per thousand shares would have been as follows:

2005

Net income - US GAAP	2,711.0
(+) Compensation cost under APB 25	85.5
(-) Compensation cost under SFAS No. 123	(26.5)
2,770.0
Earnings per thousand shares - pro forma (whole reais) - R$:
Basic:
Preferred	51.46
Common	46.78
Diluted:
Preferred	51.34
Common	46.67

These pro forma results are not necessarily indicative of future amounts. During 2005, no awards were granted.

d)	US GAAP condensed financial information

Based on the reconciling items and discussion above, the AmBev consolidated balance sheet, statement of operations, and statement of changes in shareholders’ equity under US GAAP have been recast in condensed format as follows:

(i)	Condensed balance sheets under US GAAP

Assets	2007	2006

Current assets:
Cash and cash equivalents	2,303.1	1,530.6
Restricted cash	241.1	232.5
Short term investments	155.6	191.5
Trade accounts receivable, net	1,664.7	1,554.6
Recoverable tax	433.4	678.3
Inventories	1,453.2	1,316.0
Deferred income tax	655.6	358.0
Other	781.2	1,063.4
	7,687.9	6,924.9

Investments:
Investment in affiliates, including goodwill	4.5	4.2
Other	552.5	71.3
	557.0	75.5

Intangible assets
Goodwill	17,328.8	16,540.9
Other intangible assets	5,290.9	5,810.7
	22,619.7	22,351.6

Property, plant and equipment, net	5,651.4	5,610.3

Other non current assets:
Recoverable sales and income tax	207.2	171.4
Deferred income tax	2,851.8	3,281.6
Prepaid pension cost	126.7	453.4
Restricted deposits for legal proceedings	375.4	409.2
Assets held for sale	70.7	85.5
Other	942.1	368.6
Total assets	41,089.9	39,732.0

Liabilities and shareholders’ equity	2007	2006

Current liabilities:
Trade accounts payable	2,229.4	1,411.0
Taxes on income payable	606.4	213.8
Other taxes payable	1,284.6	1,354.8
Short-term debt	1,574.2	1,548.9
Current portion of long-term debt	846.6	475.9
Debentures	55.5	65.9
Other	1,698.7	1,674.0
	8,295.4	6,744.3

Long-term liabilities:
Long-term debt	5,153.0	5,242.1
Debentures	2,015.1	2,015.1
Provision for contingencies	757.6	616.0
Sales tax deferrals	617.4	405.7
Pension and Other Post-retirement benefits	1,279.6	1,230.8
Deferred income tax	1,599.8	1,723.3
Other	134.2	363.9
	11,556.7	11,596.9

Minority interest	252.8	283.1
Shareholders’ equity	20,985.0	21,107.7
Total liabilities and shareholders’ equity	41,089.9	39,732.0

(ii)	Condensed statements of operations under US GAAP

	2007	2006	2005

Net sales	19,880.6	16,945.4	14,836.7
Cost of sales	(7,186.5)	(6,159.6)	(5,816.0)
Gross profit	12,694.1	10,785.8	9,020.7

Operating income (expenses):
Selling and marketing	(3,562.3)	(3,093.1)	(2,723.5)
General and administrative	(1,558.2)	(1,816.2)	(1,927.3)
Other operating income, net	6.4	301.3	108.4
	7,580.0	6,177.8	4,478.3

Non-operating income (expenses)
Financial income (expenses), net	(1,195.9)	(1,006.1)	(1,166.0)
Cumulative impact of change in accounting policy (FAS 123R)	-	(15.1)	-
Other non-operating expense, net	36.5	(94.5)	(183.8)
	(1,159.4)	(1,115.7)	(1,349.8)

Income before income tax, equity in affiliates and minority interest	6,420.6	5,062.1	3,128.5

Income tax benefit (expense):
Current	(824.3)	(506.1)	(691.8)
Deferred	(587.3)	(541.6)	61.6
	(1,411.6)	(1,047.7)	(630.2)

Income before equity in affiliates and minority interest	5,009.0	4,014.4	2,498.3

Equity in earnings of affiliates	(0.6)	79.6	170.8
Minority interest	(97.2)	2.7	41.9

Net income	4,911.2	4,096.7	2,711.0

(iii)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under US GAAP, SFAS No. 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. For AmBev, the components of the comprehensive income are (i) the adjustment related to the gains and losses arising on the translation to Brazilian reais of the financial statements of foreign subsidiaries upon consolidation, (ii) unrealized gains on available for sale securities, net of tax, (iii) the adjustment related to additional minimum pension liability, and (iv) unrealized gains on derivatives instruments.

	2007	2006	2005

Net income	4,911.2	4,096.7	2,711.0
Unrealized gains on available for sale securities, net of R$ (11.1) tax	(18.0)	3.4	(0.3)
Unrealized loss on derivative instruments, net of R$ 31.5 tax	0.7	41.0	(22.8)
Additional minimum pension liability, net of R$ (17.4) tax	(39.7)	36.1	-
Foreign exchange gain (loss) from translation of foreign subsidiaries	(238.0)	(187.4)	(396.5)
Other comprehensive income	(295.0)	(106.9)	(419.6)
Comprehensive income	4,616.2	3,989.8	2,291.4

(iv)	Condensed statement of changes in shareholders’ equity under US GAAP

	2007	2006

At beginning of the year	21,107.7	20,601.8
Capital increase	389.1	24.7
Treasury shares acquired	(2,997.5)	(1,689.8)
Transfer/Cancel shares	(162.0)	82.5
Additional paid-in capital	(17.1)	(59.8)
Repayments (advances) to employees for purchase of shares	31.1	42.2
Other comprehensive income	(295.0)	(106.9)
Adjustment to initially apply SFAS No. 158, net of tax	-	(74.8)
Net income	4,911.2	4,096.7
Dividends and interest attributed to shareholders’ equity declared	(1,982.5)	(1,808.9)
At end of the year	20,985.0	21,107.7

24.	SEGMENT REPORTING

Under Brazilian GAAP, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenues or hold assets, and major customers. AmBev’s business is comprised of four main segments: AmBev Brazil (divided into Brazil beer, Brazil carbonated soft drinks (CSD) and non-alcoholic non-carbonated (NANC) beverages, and Brazil other products, Hispanic Latin America operations excluding Quinsa (HILA-Ex), Quinsa and North America (Labatt). We have reclassified prior periods to disclose our NANC segment together with our Carbonated soft drinks segment.

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

Revenues from no individual customer represented more than 10% of our net sales.

	2007	2006	2005

Net sales:
Beer	10,158.2	9,045.1	8,119.1
CSD and NANC	2,110.9	1,806.4	1,648.7
Other	185.5	111.6	135.0
AmBev Brazil	12,454.6	10,963.1	9,902.8
Quinsa	2,686.8	2,004.3	1,299.9
HILA - Ex	680.6	758.1	780.4
North America	3,826.2	3,888.2	3,975.5
Total consolidated	19,648.2	17,613.7	15,958.6

Cost of sales:
Beer	(2,809.8)	(2,573.7)	(2,575.4)
CSD and NANC	(976.5)	(877.8)	(851.7)
Other	(116.2)	(40.8)	(61.9)
AmBev Brazil	(3,902.5)	(3,492.3)	(3,489.0)
Quinsa	(1,088.2)	(808.8)	(536.7)
HILA - Ex	(395.2)	(457.4)	(416.4)
North America	(1,160.1)	(1,190.2)	(1,300.3)
Total consolidated	(6,546.0)	(5,948.7)	(5,742.4)

Selling, marketing and distribution expenses:
Beer	(1,882.5)	(1,710.9)	(1,516.1)
CSD and NANC	(348.9)	(320.9)	(289.9)
AmBev Brazil	(2,231.4)	(2,031.8)	(1,806.0)
Quinsa	(475.7)	(358.5)	(234.9)
HILA - Ex	(277.6)	(320.0)	(291.0)
North America	(1,124.3)	(1,156.4)	(1,168.0)
Total consolidated	(4,109.0)	(3,866.7)	(3,499.9)

General and administrative expenses:
Beer	(445.9)	(416.1)	(445.0)
CSD and NANC	(29.0)	(22.3)	(16.4)
Other	(3.6)	(3.4)	(3.1)
AmBev Brazil	(478.5)	(441.8)	(464.5)
Quinsa	(94.7)	(66.3)	(49.4)
HILA - Ex	(65.7)	(83.0)	(92.9)
North America	(162.5)	(180.1)	(223.8)
Total consolidated	(801.4)	(771.2)	(830.6)

Depreciation and amortization expenses (*):
Beer	(553.2)	(422.8)	(375.2)
CSD and NANC	(195.4)	(142.1)	(121.3)
Other	-	-	-
AmBev Brazil	(748.6)	(564.9)	(496.5)
Quinsa	(89.9)	(60.1)	(40.1)
HILA - Ex	(59.4)	(67.6)	(56.4)
North America	(50.9)	(78.2)	(74.9)
Total consolidated	(948.8)	(770.8)	(667.9)

Less:
Provisions for contingencies and other	(25.1)	111.8	(71.5)
Other operating expenses, net	(1,483.2)	(955.1)	(1,075.4)
Financial income (expense), net	(1,253.0)	(1,078.3)	(1,086.7)
Non-operating expenses, net	40.4	(28.8)	(234.3)
Income tax expenses, net	(1,592.9)	(1,315.3)	(1,020.2)
Profit sharing and contributions	(69.4)	(194.4)	(202.8)
Minority interest	(47.3)	8.7	16.8
Equity in results of Quinsa (proportionally consolidated)	3.9	1.4	2.0
Net income	2,816.4	2,806.3	1,545.7

Information on our geographic areas is as follows:

	2007	2006	2005

Total property, plant and equipment:
AmBev Brazil	3,332.5	2,881.5	2,746.4
Quinsa	1,196.3	1,229.8	770.4
HILA - Ex	490.6	623.6	748.2
North America	962.2	989.0	1,139.6
	5,981.6	5,723.9	5,404.6
Total segment assets:
Beer	7,643.6	10.329,3	9,129.8
CSD and NANC	2,688.5	3.537,8	3,358.6
Other	945.6	825,7	709.1
Quinsa	3,221.7	3.119,2	1,818.1
HILA - Ex	619.2	978,8	1,230.0
North America	2,813.6	2.090,3	2,895.9
General corporate assets	17,543.6	14.764,0	14,260.3
Total assets	35,475.8	35.645,1	33,401.8

Total assets by location:
Brazil	28,821.3	29.456,8	27,457.8
Quinsa	3,221.7	3.119,2	1,818.1
HILA - Ex	619.2	978,8	1,230.0
North America	2,813.6	2.090,3	2,895.9
Total assets	35,475.8	35.645,1	33,401,8

(*) Relates primarily to administrative assets and amortization of deferred charges; excludes depreciation of production assets and amortization of goodwill, included in Other operating income, net.

ITEM 19. EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - AmBev (English-language translation) (incorporated by reference to Exhibit 1.1 to Form 20-F filed by the Company on July 9, 2007)

1.2
Minutes of the Annual and Extraordinary General Meetings held cumulatively on April 27, 2007, which amended the Company's Bylaws (incorporated by reference to the Company's filing on Form 6-K filed by AmBev on May 1, 2007).

1.3	Minutes of the Extraordinary General Meeting held on June 29, 2007, which amended the Company's Bylaws (incorporated by reference to the Company's filing on Form 6-K filed by AmBev on July 2, 2007).

1.4
Minutes of the Annual and Extraordinary General Shareholders’ Meetings held cumulatively on April 28, 2008, which amended the Company's Bylaws (incorporated by reference to the Company's filing on Form 6-K filed by AmBev on April 29, 2008).

1.5	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

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

4.11
Announcement of commencement of the Public Offer of non-share convertible and subordinated debentures, dated August 3, 2006 (incorporated by reference to Exhibit 4.11 to Form 20-F filed by the Company on July 09, 2007).

4.12
Announcement of termination of the Public Offer of non-share convertible and subordinated debentures, dated August 7, 2006 (incorporated by reference to Exhibit 4.12 to Form 20-F filed by the Company on July 09, 2007).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev.

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) dated December 11, 2006 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by the Company on July 09, 2007).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officers’ Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ Luiz Fernando Ziegler de Saint Edmond
Name:	Luiz Fernando Ziegler de Saint Edmond
Title:	Chief Executive Officer for Latin America

By:	/s/ Graham David Staley
Name:	Graham David Staley
Title:	Chief Financial Officer

Date: May 16, 2008