Form 20-F
period 2008-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2009-05-18
CIK 1113172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                      to

Commission file number: 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

(Exact name of Registrant as specified in its charter)

American Beverage Company – AmBev

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 4º andar

04530-001 São Paulo, SP, Brazil

(Address of principal executive offices)

Nelson José Jamel, Tel: +55 (11) 2122-1508, e-mail: acjamel@ambev.com.br,

Address: Rua Dr. Renato Paes de Barros, 1017, 4º andar, 04530-001 São Paulo, SP, Brazil

(Insert Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

345,508,147 Common Shares

269,428,186 Preferred Shares

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First Time Adoption of International Financial Reporting Standards”. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Brazilian GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with Brazilian GAAP) on the Company’s financial statements for the year ended December 31, 2007, its results of operations and its cash flows for that year, is detailed in note 4 to our consolidated annual financial statements included elsewhere in this annual report. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais at the period-end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on December 31, 2008 was R$2.337 to U.S.$1.00, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais into U.S. dollars.

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

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING INFORMATION

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to, but not limited to:

•	The declaration or payment of dividends;

•	The direction of future operations;

•	The implementation of principal operating strategies, including existing, potential acquisition or joint venture transactions or other investment opportunities;

•	The implementation of AmBev’s financing strategy and capital expenditure plans;

•	The utilization of AmBev’s subsidiaries’ income tax losses carry forward; and

•	The factors or trends affecting AmBev’s financial condition, liquidity or results of operations.

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

The tables below represent the selected statement of operations and balance sheet data for the years ended December 31, 2008 and 2007 that were prepared under IFRS, and the selected statement of operations and balance sheet data for the years ended December 31, 2006, 2005 and 2004 have been prepared under Brazilian GAAP. The selected financial data also includes certain items for the years 2004 to 2006 in accordance with U.S. GAAP.

Brazilian GAAP differs in certain significant respects from IFRS. For a narrative description of certain significant differences, see note 4 to our included consolidated financial statements.

In August 2004, AmBev acquired indirect control of Labatt Brewing Company Limited (“Labatt”). The results of operations for Labatt have been fully consolidated since August 27, 2004 in our audited financial statements. See “Item 4—Information on the Company—History and Development of the Company—The InBev-AmBev Transactions—Acquisition of Labatt” below for additional information.

B.	Statement of Operations Data

	Year ended December 31,
	2008	2007
	(R$ in millions)
IFRS Income Statement
Net sales	20,713.2	19,579.5
Cost of sales	(7,217.6)	(6,599.2)
Gross profit	13,495.5	12,980.4
Sales and marketing expenses	(4,956.3)	(4,609.1)
Administrative expenses(1)	(1,037.0)	(1,012.9)
Other operating income/(expense)	383.5	306.8
Income from operations before non-recurring items	7,885.7	7,665.2
Non-recurring items	(59.2)	72.5
Income from operations	7,826.5	7,737.8
Net finance expense	(1,190.8)	(1,163.1)
Income tax expense	(1,447.2)	(1,510.1)
Share of results of associates	2.3	4.2
Net Income	5,190.9	5,068.8
Attributable to:
Equity holders of AmBev	5,119.1	5,003.4
Minority interest	71.8	65.4

	Year ended December 31,
	2008	2007
	(R$, except for number of shares)
IFRS
Earnings per share and per ADS
- Basic
Common shares	7.99	7.68
Preferred shares	8.79	8.44
- Diluted
Common shares	7.36	6.64
Preferred shares	8.10	7.30
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average)(3)(4)
- Basic
Common shares	4.37	3.15
Preferred shares	4.81	3.47
- Diluted
Common shares	4.03	2.73
Preferred shares	4.43	3.00
Weighted average number of shares (thousands) (4)
- Basic
Common shares	344,846	344,445
Preferred shares	268,930	279,415
- Diluted
Common shares	350,859	357,546
Preferred shares	313,313	360,043

	Year ended December 31,
	2006	2005	2004
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Gross sales, before taxes, discounts and returns	32,487.8	28,878.7	23,297.6
Net sales	17,613.7	15,958.6	12,006.8
Cost of sales	(5,948.7)	(5,742.3)	(4,780.5)
Gross profit	11,665.0	10,216.3	7,226.3
Selling, general and administrative (1)	(5,408.7)	(4,998.4)	(3,611.1)
Provision for contingencies and other	111.8	(71.5)	(260.2)
Other operating expenses, net	(955.1)	(1,075.4)	(420.9)
Net finance expenses	(1,078.3)	(1,086.7)	(776,3)
Share of Results of Associates	1.4	2.0	5.6
Income from operations (2)	4,336.1	2,986.2	2,163.4
Non-operating income (expense), net	(28.8)	(234.3)	(333.9)
Income tax benefit (expense)	(1,315.3)	(1,020.2)	(511.8)
Income before equity in affiliates, profit sharing and minority interest	2,992.0	1,731.7	1,317.6
Profit sharing and contributions	(194.4)	(202.8)	(152.4)
Minority interest	8.7	16.8	(3.7)
Net income	2,806.3	1,545.7	1,161.5
Earnings per share and per ADS (excluding treasury shares) at year end	4.40	2.37	2.13
Dividends and interest attributable to shareholders’ equity per share and per ADS (excluding treasury shares) (3)
Common shares	1.78	3.87	1.14
Preferred shares	1.95	4.25	1.26
Number of shares outstanding at year end, excluding treasury shares (in thousands) (4)
Common shares	344,663	344,889	234,975
Preferred shares	292,530	308,573	311,299

	Year ended December 31,
	2006	2005	2004
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP
Net sales	16,945.4	14,836.7	10,936.7
Operating income	6,177.8	4,478.3	2,856.6
Net income	4,096.7	2,711.0	1,472.7
Earnings per share and per ADS (3) (weighted average)
- Basic
Common shares	6.52	4.58	2.96
Preferred shares	7.18	5.04	3.25
- Diluted
Common shares	6.51	4.57	2.94
Preferred shares	7.16	5.02	3.23
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average) (4)
- Basic
Common shares	2.88	3.86	1.12
Preferred shares	3.17	4.24	1.23
- Diluted
Common shares	2.88	3.85	1.12
Preferred shares	3.17	4.23	1.23

C.	Balance Sheet Data

	Year ended December 31,
	2008	2007
	(R$ in millions)
IFRS
Property, plant and equipment	7,304.6	6,047.5
Goodwill	17,912.4	17,180.6
Intangible assets	2,492.9	2,042.6
Deferred tax assets	1,817.8	1,841.4
Total non-current assets	32,519.6	30,202.7
Cash and cash equivalents	3,298.9	2,308.2
Total current assets	9,293.3	7,477.7
Total assets	41,813.0	37,680.4
Shareholders’ equity	20,787.5	18,120.0
Minority interests	224.1	506.7
Long-term loans and borrowings	7,069.6	7,530.3
Employee benefits	784.3	814.1
Deferred tax liabilities	821.2	697.2
Provisions	962.9	950.1
Total non-current liabilities	10,264.3	10,657.3
Short-term loans and borrowings	3,588.2	2,270.5
Provisions	101.8	83.2
Total current liabilities	10,537.1	8,396.4
Total equity and liabilities	41,813.0	37,680.4

	Year ended December 31,
	2006	2005	2004
	(R$ in millions)
Brazilian GAAP
Balance Sheet Data:
Cash, cash equivalents and short-term investments	1,765.0	1,096.3	1,505.4
Total current assets	6,817.4	5,474.7	5,379.7
Prepaid pension benefit cost	17.0	20.0	20.6
Investments	17,990.4	16,727.1	18,218.7
Property, plant and equipment, net	5,723.9	5,404.6	5,531.7
Deferred income tax – non-current	3,566.7	4,183.5	2,216.6
Total assets	35,645.1	33,401.8	32,802.6
Short-term debt (5)	2,104.6	1,209.4	3,443.1
Total current liabilities	6,844.4	5,052.3	8,771.7
Long-term debt (6)	7,462.0	5,994.2	4,367.6
Accrued liability for contingencies	579.1	1,037.1	1,471.0
Sales tax deferrals and other tax credits	687.7	698.9	711.9
Post-retirement benefit	326.6	584.6	646.0
Total long-term liabilities	9,075.8	8,209.7	6,822.5
Minority interest	222.7	122.6	212.5
Subscribed and paid-up capital	5,716.1	5,691.4	4,742.8
Shareholders’ equity	19,268.1	19,867.3	16,995.9
U.S. GAAP
Total assets	39,732.0	35,447.5	34,069.0
Shareholders’ equity	21,107.7	20,601.9	17,876.3

D.	Other Data

	Year ended December 31,
	(R$ in millions, except for operating data)
	2008	2007	2006	2005	2004
	IFRS		BR GAAP
Other Financial Information:
Net working capital (7)	(1,243.8)	(918.7)	(26.9)	422.4	(3,392.1)
Cash dividends paid (3)	2,801.8	2,053.8	1,790.8	2,272.0	602.9
Depreciation and amortization of deferred charges (8)	1,290.7	1,084.9	1,188.4	1,087.5	922.2
Capital expenditures (9)	1,782.0	1,497.4	1,425.7	1,369.5	1,273.7
Operating cash flows - generated (10)	7,032.6	7,209.0	5,985.2	4,149.6	3,418.7
Investing cash flows - generated (used) (10)	(2,214.1)	(2,146.8)	(3,785.3)	(1,619.3)	110.7
Financing cash flows - generated (used) (10)	(4,005.7)	(4,246.5)	(1,468.6)	(2,974.0)	(3,433.8)
Other Operating Data:
Total production capacity - Beer – million hl (11)	156.9	165.6	143.8	120.9	114.2
Total production capacity – CSD & NANC – million hl (11)	78.9	94.1	65.5	42.4	43.9
Total beer volume sold – million hl (12)	105.0	103.0	94.0	76.7	63.9
Total CSD & NANC volume sold - millions hl (12)	41.9	39.9	34.2	23.6	22.8
Number of employees (13)	39,301	36,305	35,090	28,567	25,974

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.

(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.

(3)	The dividend and interest on shareholders equity per share is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”.

(4)	In the IFRS selected financial data only, earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the periods. In the Brazilian GAAP selected financial information section, earnings per share are calculated by dividing by the number of shares outstanding at the year end. AmBev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares.

(5)	Includes current portion of long-term debt.

(6)	Excludes current portion of long-term debt.

(7)	Represents total current assets less total current liabilities.

(8)	Includes depreciation of property, plant and equipment, amortization of deferred charges, amortization of intangible assets and impairment losses related to these assets.

(9)	Represents cash expenditures for property, plant and equipment.

(10)	Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.

(11)	Represents available production capacity of AmBev and its subsidiaries, including Quinsa’s total capacity (beginning in 2006); capacity can vary from year to year depending on mix; hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks.

(12)	Represents full-year volumes of AmBev and its subsidiaries. Quinsa and its subsidiaries are fully consolidated in 2006 numbers and excluded through 2005. Labatt’s volumes for 2004 were consolidated from August 27 onwards.

(13)	Includes all production and non-production-related employees of AmBev and its subsidiaries. Quinsa and its subsidiaries are included in 2006 results and excluded through 2005. Labatt employees are considered since 2004.

E.	Dividends

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

Adjusted income not distributed as dividends or as interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporate Law or our bylaws; therefore, any adjusted income may no longer be available to be paid as dividends. AmBev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distribution would be inadvisable in view of AmBev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “Risk Factors—Risks Relating to our Securities—AmBev shareholders may not receive any dividends”. Any dividends or interest on shareholders’ equity payable on AmBev’s preferred shares must be 10% greater than those payable on AmBev’s common shares. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on Brazilian Corporate Law provisions relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by AmBev, see “Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

AmBev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by AmBev to its preferred and common shareholders since the first half of 2004 in Reais and in U.S. dollars (translated from Reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, in May 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”.

Earnings generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date (1)(2)
Second half 2003	March 25, 2004	0.68	(preferred)	0.23
		0.61	(common)	0.21
First half 2004	October 8, 2004	0.58	(preferred)	0.21
		0.53	(common)	0.19
Second half 2004	February 15, 2005	1.71	(preferred)	0.67
		1.56	(common)	0.61
First half 2005	September 30, 2005	1.07	(preferred)	0.48
		0.97	(common)	0.44
Second half 2005	December 29, 2005	0.84	(preferred)	0.36
		0.76	(common)	0.33
March 31, 2006		0.63	(preferred)	0.29
		0.58	(common)	0.27
First half 2006	June 30, 2006	0.61	(preferred)	0.28
		0.55	(common)	0.26
October 30, 2006		0.61	(preferred)	0.28
		0.55	(common)	0.26
Second half 2006	December 28, 2006	0.74	(preferred)	0.35
		0.67	(common)	0.33
First half 2007	March 31, 2007	0.73	(preferred)	0.35
		0.66	(common)	0.32
June 29, 2007		0.30	(preferred)	0.16
		0.28	(common)	0.14
Second half 2007	October 10, 2007	1.60	(preferred)	0.88
		1.45	(common)	0.80
December 31, 2007		0.45	(preferred)	0.25
		0.41	(common)	0.23
First half 2008	April 28, 2008	1.84	(preferred)	1.10
		1.67	(common)	1.00
	July 31, 2008	1.63	(preferred)	1.04
		1.48	(common)	0.94
Second half 2008	October 13, 2008	1.38	(preferred)	0.64
		1.25	(common)	0.58
	January 30, 2009	0.36	(preferred)	0.16
		0,33	(common)	0.14

(1)	The amounts set forth below are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by AmBev on behalf of shareholders. The dividends set forth below are calculated based on the number of outstanding shares at the date the distributions were declared.

(2)	Translated to U.S. dollars at the exchange rate in effect at the date of payment.

F.	Exchange Rate Information

There were previously two foreign exchange markets in Brazil. With the enactment of National Monetary Council Resolution No. 3,265, of March 14, 2005, the foreign exchange markets were consolidated to form one exchange market. On July 1, 2008, Resolution No. 3.568 revoked Resolution No. 3.265 afore mentioned, but kept its main innovations concerning the consolidation of the foreign exchange markets. Therefore, transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on this exchange market, through institutions authorized by the Central Bank, subject to the rules of the Central Bank.

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated:

	Exchange Rates of Reais per U.S.$1.00
	2008	2007	2006	2005	2004
Low	1.5593	1.7325	2.0586	2.1633	2.6544
High	2.5004	2.1556	2.3711	2.7621	3.2051
Average (1)	1.8375	1.9483	2.1679	2.4125	2.9257
Period End	2.3370	1.7713	2.1380	2.3407	2.6544

Source : Central Bank

(1)	Represents the daily average of the exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2009
	April	March	February	January
Low	2.1699	2.2375	2.2446	2.1889
High	2.2899	2.4218	2.3916	2.3803

Source : Central Bank

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

Under Brazilian law relating to foreign investment in the Brazilian capital markets (“Foreign Investment Regulations”), foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/62 or Resolution No. 2,689/00 of the National Monetary Council (“Law No. 4,131” and “Resolution No. 2,689”).

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

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 864, of July 25, 2008 and Regulatory Instruction No. 748 of June 28, 2007.

Pursuant to the registration obtained by AmBev with the Central Bank in the name of The Bank of New York with respect to the AmBev ADSs to be maintained by the custodian on behalf of The Bank of New York, the custodian and The Bank of New York will be able to convert dividends and other distributions with respect to the AmBev shares represented by AmBev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of AmBev ADSs exchanges such ADSs for AmBev shares, such holder will be entitled to continue to rely on The Bank of New York’s registration for only five business days after such exchange. After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 2,689. Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such AmBev shares.

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

Risks Relating To Brazil and other Countries in Which We Operate

Unprecedented Levels of Market Volatility

The capital and credit markets have been experiencing volatility and disruption for more than twelve months. In the final four months of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers. We have evaluated the impacts of the global financial crisis and concluded that the most significant impact that could affect our company is the fact that credit costs have already increased. However, given that we are able to generate the necessary cash with our operations, the credit costs increase has not materially impacted our financial performance, nor has it materially affected our access to the credit market.

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 6.1% in 2004, 5.1% in 2005, 2.8% in 2006, 5.2% in 2007 and 6.5% in 2008. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that the recent turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the Real/U.S. dollar exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. From 2002 through 2007 however, the Real had been appreciating against the U.S. dollar. The Real had an appreciation of 22.3% in 2003, resulting in an exchange rate of R$2.8892 per U.S.$1.00 as of December 31, 2003, an 8.8% appreciation in 2004, resulting in an exchange rate of R$2.6544 per U.S.$1.00 as of December 31, 2004, a 13.4% appreciation in 2005, resulting in an exchange rate of R$2.3407 per U.S.$1.00 as of December 31, 2005, a 9.5% appreciation in 2006, resulting in an exchange rate of R$2.1380 per U.S.$1.00 as of December 31, 2006, and a further 20.7% appreciation in 2007, resulting in an exchange rate of R$1.7713 per U.S.$1.00 as of December 31, 2007.

During 2008, as a result of financial market volatility, the Real depreciated by 24.2%, resulting in an exchange rate of R$2.3370 per U.S.$1.00 as of December 31, 2008.

Further devaluation of the Real relative to the U.S. dollar would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Devaluation of the Real relative to the U.S. dollar may adversely affect our financial performance

Most of our sales are in Reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our cost of goods sold, in particular those related to packaging such as cans and PET bottles, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, any devaluation of the Real may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of goods sold against changes in foreign exchange rates, we cannot assure you that such hedging will be possible at all times in the future.

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our cost of goods sold is related to commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2008. An increase in commodities prices directly affects our operating costs. Although our current policy is to hedge our exposure against changes in the commodities prices whenever financial instruments are available, we can not assure that such hedging will be possible at all times in the future.

Commodity	High Price	Low Price	Avg. 2008	Fluctuation
Aluminum	3,291.50 US$/Ton	1,423.00 US$/Ton	2,571.37 US$/Ton	131.31%
Sugar	15.07 Cents/Bushel	9.44 Cents/Bushel	12.10 Cents/Bushel	59.64%
Corn	32.51 R$/Bag	19.88 R$/Bag	25.26 R$/Bag	63.53%
Wheat	1,334.50 Cents/Bushel	455.00 Cents/Bushel	795.00 Cents/Bushel	193,30%
PET	1,558.00 US$/Ton	845.00 US$/Ton	1,299.04 US$/Ton	84.37%

Increases in taxes levied on beverage products in Brazil and high levels of tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress, and in November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax (“IPI”)) and the PIS/COFINS (Brazilian social contributions). Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands will pay higher taxes per hectoliter than lower priced ones. The actual increase on our IPI and PIS/COFINS tax burden will depend on our price, packaging and brand mix, but we estimate that our total tax burden regarding such taxes will increase approximately 15%. If we effectively experience a higher burden as a result of the IPI and PIS/COFINS’ changes or as a result of the tax reform, this increase may have a material negative impact on our revenues and operating results.

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

Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own over 99% of the total share capital of Quinsa whereas its net revenues in 2008 corresponded to 15.9% of AmBev’s consolidated results. Quinsa is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit signs of stability in 2004, 2005, 2006, 2007 and 2008, with real GDP growth at 9% for 2004, 9.2% for 2005, 8.5% for 2006, 8.7% for 2007 and 7% for 2008. There was also improvement in the employment situation. The unemployment rate reached 7.3% during the fourth quarter of 2008, compared to 7.5% during the same period of 2007, 8.7% during the fourth quarter of 2006 and 10.1% for the same period in 2005.

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

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 90.6% of AmBev’s common shares (excluding treasury shares) as of March 31, 2009.

A-B InBev indirectly holds shares of AmBev common stock that represent approximately 74.0% of the total voting power of AmBev’s capital stock (excluding treasury shares) as of March 31, 2009. A-B InBev thus has control over AmBev, even though (i) A-B InBev remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Information on the Company—InBev-AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

AmBev shareholders may not receive any dividends

According to our bylaws, AmBev must generally pay its shareholders 35% of its annual adjusted net income. The main sources for these dividends are cash flows from AmBev’s operations and dividends from AmBev’s operating subsidiaries. The adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporate Law; therefore, adjusted income may not be available to be paid as dividends in a certain year. AmBev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of AmBev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.

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

Holders of preferred shares have limited voting rights

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Additional information—Voting Rights”.

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

AmBev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br .

A.	History and Development of the Company

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

In 1994, Brahma started its international expansion into Latin America, starting beer operations in Argentina, Paraguay and Venezuela.

In 1997, Brahma acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil and in 1999, obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil. In October 2000, AmBev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil. In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade. Our PepsiCo franchise agreement for Brazil expires in 2017, automatically extended for additional ten-year terms. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

In January 2003, AmBev completed a two-step business combination with Quinsa, through which AmBev acquired an initial 40.5% economic interest and joint control of Quinsa along with Beverages Associates (BAC) Corp. (“BAC”), the former controlling shareholder of Quinsa, establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, while agreeing on the terms for AmBev to acquire full control of Quinsa from BAC in the future. In April 2006, AmBev acquired BAC’s shares in Quinsa, increasing its equity interest to approximately 91% of its total share capital and started to fully consolidate Quinsa upon the closing of the transaction in August 2006.

During 2003 and the first quarter of 2004, AmBev expanded its presence in the north of Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.

In August 2004, AmBev and the then called Interbrew, a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev. At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company which owned a controlling stake in AmBev to Interbrew in exchange for newly issued shares of Interbrew. After this transaction, Interbrew changed its company name to InBev and became the majority shareholder of AmBev through subsidiaries and holding companies.

The Brahma-Antarctica Combination—Creation of AmBev and Brazilian Antitrust Approval

Creation of AmBev

Brahma was a company controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

Antarctica was controlled by FAHZ, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

The creation of AmBev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination first resulted in AmBev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares. Subsequently both Antarctica’s (September 1999) and Brahma’s (September 2000) minority shareholders exchanged their shares in Antarctica and Brahma for AmBev shares, causing both companies to become wholly-owned subsidiaries of AmBev.

Brazilian Antitrust Approval – Creation of AmBev

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

The Conselho Administrativo de Defesa Econômica (“CADE”), an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. In April 2000, CADE approved the controlling shareholders’ contribution subject to certain restrictions set forth in a performance agreement that AmBev entered into with CADE. CADE imposed no restrictions in connection with CSDs or other beverages produced by AmBev.

On July 28, 2008, CADE decided that all obligations under the agreement have been considered fulfilled.

Acquisition of Quinsa and Argentinean Antitrust approval

In January 2003, AmBev consummated the acquisition of an interest in Quinsa, an indirect holding company of Cervecería y Maltería Quilmes S.A.I.C.A. y G., the largest Argentine brewer, and in Quilmes International (Bermuda) Ltd. (“QIB”), Quinsa’s subsidiary which is the holding company for all Quinsa’s operating subsidiaries. Quinsa then owned an 85% interest in QIB. This transaction involved an initial acquisition of 37.5% of the total capital of Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest. During 2003, we acquired additional Quinsa Class B shares in the open market, increasing our total economic interest in Quinsa to 49.7% as of December 31, 2003. During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to approximately 59.2% as of December 31, 2005.

The acquisition of AmBev’s interest in Quinsa was approved with certain restrictions by the Comisión Nacional de Defensa de la Competencia (“CNDC”), the Argentine antitrust authority, related to the divestiture of certain brands and industrial assets. The sale of the brands and the plant was concluded in December 2006. Furthermore, in January 2007, the Llavallol malting plant was leased to Tai Pai Malting for a period of 10 years. The CNDC formally approved the fulfillment of the conditions set forth above in December 2006.

In April 2006, AmBev agreed to acquire BAC’s remaining shares in Quinsa. Upon the closing of the transaction, which took place on August 8, 2006, AmBev’s equity interest in Quinsa increased to approximately 91% of its total share capital.

On December 28, 2007, AmBev launched a voluntary offer to purchase the outstanding shares that were not owned by AmBev or its subsidiaries and on February 12, 2008, when the voluntary offer to purchase expired, AmBev’s voting interest in Quinsa increased to 99.56% and its economic interest increased to 99.26%. During 2008, AmBev, through its subsidiary Dunvegan S.A., continued to purchase Class A and Class B shares from Quinsa’s minority shareholders, increasing its voting interest in Quinsa to approximately 99.83% and its economic interest to approximately 99.81%.

Expansion into the North of Latin America

Starting in late 2002, we extended our presence in Latin America through a series of transactions in the north of the region.

In October 2002, AmBev and The Central America Bottling Corporation (“CabCorp”), PepsiCo’s anchor bottler in Central America, agreed to establish a 50/50 joint venture company – AmBevCentroamerica – to collaborate in, among other things, the production, importation, distribution, marketing and sale of AmBev’s products, especially beer, in Guatemala and other Central American countries.

In October 2003, we agreed to purchase, through our Peruvian subsidiary AmBev Perú, certain production and distribution assets from Embotelladora Rivera, including two CSDs bottling plants. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. AmBev currently owns 85.62% of AmBev Perú, with the remaining shares being owned by the Romero Group.

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera AmBev Ecuador S.A. (“AmBevEcuador”). In 2007 we acquired the remaining 20%.

In February 2004, AmBev acquired a 66% stake in Embotelladora Dominicana, C. por A (currently AmBevDominicana), the Pepsi bottler in the Dominican Republic. AmBev then started a beer business in 2005 after the construction of a brewery.

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

Acquisition of Labatt

Pursuant to the Incorporação Agreement, Labatt Brewing Canada Holding Ltd. (“Mergeco”) was merged into AmBev by means of an incorporação under Brazilian law. Mergeco held 99.9% of the capital stock of Labatt Holding ApS (“Labatt ApS”), a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt. Upon completion of the incorporação, AmBev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt. As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

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

Mandatory Tender Offer

Pursuant to Brazilian Corporate Law, the then called InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed in March 2005, and the then called InBev increased its stake in AmBev to approximately an 81% voting interest and a 56% economic interest. FAHZ did not tender its AmBev shares in the MTO.

Lakeport Acquisition

On February 1, 2007, AmBev announced that its subsidiary Labatt entered into a Support Agreement with Lakeport Brewing Income Fund (“Lakeport”). The transaction was concluded on March 29, 2007, when the holders of trust units tendered their units and all of the conditions of the offer were satisfied. Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has been fully integrated into Labatt’s business. The Competition Bureau concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

Cintra Acquisition

On April 17, 2007, AmBev closed the acquisition of 100% of Goldensand – Comércio e Serviços Lda. (“Goldensand”), the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”), a local brewer with presence in the Southeast of Brazil. We subsequently acquired 100% of the capital stock of Obrinvest—Obras e Investimentos, S.A. which owned the Cintra brands. On May 21, 2008, AmBev sold to Schincariol Participações e Representações S.A. (“Schincariol”) the Cintra brands and distribution assets. Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008. In July 2008, CADE issued its unrestricted approval of the Cintra acquisition and on April 28, 2009, in order to simplify AmBev’s corporate structure, our subsidiary Goldensand was merged into AmBev. There were no changes to AmBev’s capital stock.

B.	Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and the fourth largest beer producer in the world, according to our estimates. We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 14 countries across the Americas. We are PepsiCo’s largest bottler outside the United States.

We conduct our operations through three business units:

•

Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), operations comprising the Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and Nicaragua), Peru and Venezuela.

•	Latin America South, which includes our Quinsa operations in the countries of Argentina, Bolivia, Paraguay, Uruguay and Chile.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States.

The following map illustrates the main locations where our business units operate:

The following table presents a breakdown of our net revenues by business division:

	Net Revenues (R$ millions) Year ended December 31,
	2008		2007
Latin America North	13,671.9	66.0%	13,075.4	66.8%
Brazil	13,058.7	63.0%	12,394.8	63.3%
Beer Brazil	10,759.5	51.9%	10,283.9	52.5%
CSD & NANC	2,299.2	11.1%	2,110.9	10.8%
HILA-ex	613.2	3.0%	680.6	3.5%
Latin America South	3,300.4	15.9%	2,673.4	13.6%
Canada	3,740.9	18.1%	3,830.7	19.6%

AmBev Consolidated	20,713.2	100.0%	19,579.5	100.0%

Source : AmBev

The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes (‘000 hl) Year ended December 31
	2008		2007		2006
Latin America North	101,518.0	69.1%	100,885.4	70.6%	94,618.4	73.8%
Brazil	95,093.9	64.7%	94,607.6	66.2%	87,726.7	68.4%
Beer Brazil	69,960.9	47.6%	70,124.5	49.1%	65,654.7	51.2%
CSD & NANC	25,132.9	17.1%	24,483.1	17.1%	22,072.0	17.2%
HILA-ex	6,424.1	4.4%	6,278.2	4.4%	6,891.7	5.4%
Latin America South (1)	33,697.8	22.9%	30,524.2	21.4%	22,566.0	17.6%
Canada	11,747.0	8.0%	11,506.6	8.0%	10,963.7	8.6%

AmBev Consolidated (2)	146,962.8	100.0%	142,916.5	100%	128,148.0	100%

(1)	Through July 31, 2006, Quinsa’s volumes are presented in proportion to AmBev’s economic stake in Quinsa. Effective August 1, 2006, Quinsa is fully consolidated.

(2)	Totals may not add due to rounding.

Source : AmBev

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

•	Our people and culture;

•	Top line growth;

•	Building strong brands;

•	Excellence in route to market;

•	Permanent cost efficiency; and

•	Financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to the long-term success of our company. We carefully manage our hiring and training process with a view to adding and maintaining outstanding professionals among our ranks. In addition, we believe that we have created through our compensation program, which is based on both variable payment and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees—Compensation—Stock Ownership Plan,” and “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Another core element of our culture is our distinguished managerial capabilities, which is characterized by: (i) hardworking ethos; (ii) results-focused evaluations; (iii) the encouragement of our executives to act as owners, not only managers; (iv) leadership by personal example; and (v) appreciation for field experience.

Top Line Growth

We are constantly seeking sustainable growth in our net revenues, primarily through four different initiatives:

•	Portfolio management : we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

•	Maximize share of consumer expenditure : we seek to maximize our share of the consumer’s expenditure in our products;

•

Leadership : we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

•	Increase per capita consumption : based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

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

Excellence in Route to Market

Delivering our beer brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, increasing direct distribution in major cities while still strengthening our third-party distribution system has been one of our focus. In Brazil, for instance, instead of operating three inherited, parallel, single-brand systems (each of them dedicated to one of our major brands, Skol, Brahma and Antarctica ), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands.

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

Financial Discipline

We have a policy of not retaining unnecessary cash. Through a combination of interest on own capital, dividends and share buy-backs, we have returned to our shareholders the cash flow generated by our operations, after allocating funds for our operational needs and investment plans.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South) volumes are usually stronger in the fourth quarter due to early summer and year-end festivities. In Canada, volumes are stronger in the second and third quarters due to the summer season. This is demonstrated by the table below, which sets forth our volumes by quarter and business division:

	2008 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2008
Latin America North	24.0%	22.5%	23.4%	30.1%	100%
Brazil	23.9%	22.4%	23.4%	30.3%	100%
Beer Brazil	24.2%	22.6%	22.9%	30.3%	100%
CSD & NANC	23.2%	22.0%	24.5%	30.3%	100%
HILA-ex	25.6%	23.7%	24.3%	26.4%	100%
Latin America South	27.2%	19.6%	21.8%	31.4%	100%
Canada	19.0%	28.1%	28.3%	24.6%	100%

AmBev Consolidated	24.3%	22.3%	23.5%	29.9%	100%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2008, Brazil was the world’s fourth largest beer market in terms of volume, reaching 105.6 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second most important packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of March 2009, according to Nielsen, we had a 67.2% market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 13.0% market share; Cervejaria Petrópolis S.A. with a 9.9% market share; and Fomento Economico Mexicano S.A (“FEMSA”) with a 7.9% market share, according to Nielsen’s public data.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving around 192 operators. The other branch is our proprietary direct distribution system, involving more than 40 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics and ready-to-drink teas. The CSD segment is the most relevant one for us, representing more than 90% of the profits of our CSD & NANC business unit. In 2008 we also sold isotonics, ready-to-drink tea and bottled water.

The main flavors of CSD in Brazil are (i) cola (about 50% of the market), (ii) guaraná, (iii) orange, and (iv) lemon. Most of the CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. Specifically for our portfolio, the 350 milliliter one-way aluminum can is also an important packaging presentation (14% of our volume), and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers. As of February 2009, according to Nielsen, The Coca-Cola Company family of brands had a 55.2% market share in the Brazilian CSDs market, while we had a market share of 18.1%. Apart from The Coca-Cola Company, we face competition from small regional producers that produce what are usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo. We also have in our portfolio the brands Gatorade, in the isotonics market, H2OH! in the flavored water market, and Lipton Ice Tea, in the ready-to-drink tea market, which are also sold under license from PepsiCo.

Our CSD & NANC products are sold through the same distribution system used for beer.

HILA-ex

Central America (including Guatemala, El Salvador and Nicaragua)

In El Salvador, the main packaging presentation is the returnable 12 oz. glass bottle. Our main competitor in El Salvador is the market leader, a local subsidiary of SAB Miller.

In Guatemala, the main packaging presentations are the returnable, 12 oz. and 1 liter glass bottles. Our main competitor in Guatemala is Cervecería Centro Americana, the market leader. Cervecería Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, 1.0 liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture among Guatemala’s Cervecería Centro Americana and a Costa Rica investor group named Florida Ice & Farm Co.

In all three of these markets, beer is predominantly sold in returnable bottles in small retail stores, and we sell our Brahva, Brahva Beats and Extra brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the beer market annual sales volume in such markets was 3.4 million hectoliters in 2008.

The Dominican Republic

The Dominican Beer market

According to our estimates, the Dominican beer market annual sales volume was 3.7 million hectoliters in 2008. The main packaging presentation in that country is the returnable, 650-milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cervecería Nacional Dominicana, which is owned by local investors and competes with our Brahma, Brahma Light, Brahma Ice, Stella Artois, Budweiser and Bud Light brands.

We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD market

According to our estimates, the Dominican CSD market annual sales volume was 3.3 million hectoliters in 2008. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We share the leadership with The Coca-Cola Company, represented by its local bottler; and third player is Kola Real with a low price strategy.

Our main brands are Red Rock, Pepsi-Cola, Seven UP and, since early 2009, H2OH! (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

According to our estimates, the Ecuadorian beer market annual sales volume was 2.9 million hectoliters in 2008. The main packaging presentation in that country is the returnable, 578 milliliter glass bottle, predominantly sold in small retail stores. The leading player in that market is SABMiller.

Our main brands in Ecuador are Brahma and Zenda, and our distribution system in Ecuador is comprised of direct distribution operations and third-party distributors.

Peru

The Peruvian Beer market

According to our estimates, the Peruvian beer market annual sales volume was 10.8 million hectoliters in 2008. The main packaging presentation in that country is the returnable, 650-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller and we also face competition from local group Kola Real.

The main brands that we sell in Peru are Brahma and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD market

According to our estimates, the Peruvian CSD market annual sales volume was 15 million hectoliters in 2008. The main packaging presentation in the country is the 3-liter one-way PET bottle, which is predominantly sold in small retail stores. The leading player in that market is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from B Brands regional producers, which compete mainly on price, usually being sold for a significantly lower price than our products.

The main brands that we sell in Peru are Pepsi-Cola, Concordia, Seven Up and Triple Kola, all of which are sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Venezuela

According to our estimates, the Venezuelan beer market annual sales volume was 24.9 million hectoliters in 2008. The main packaging presentation in that country is the returnable, 222-milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cervecería Polar, the market leader, and Cervecería Regional, the second largest player.

Our main brands in Venezuela are Brahma Light, Brahma Chopp, Extra Light and Zulia, and our distribution system is comprised of direct distribution operations and third-party distributors.

Latin America South - Quinsa

Argentina

Argentina is one of our most important regions, second only to Brazil in volume terms while being the third largest market in operating income (excluding depreciation and amortization) terms, behind only Brazil and Canada.

We serve more than 350,000 points of sale in all Argentina both directly and through our exclusive third party distributors.

The Argentine beer market

According to our estimates, the Argentine beer market annual sales volume was 17 million hectoliters in 2008. With a population of approximately 40 million, Argentina is Quinsa’s largest and most important market for beer.

Beer consumption in Argentina has grown in recent years reaching a per capita consumption of 44 liters compared to 41 liters in 2007. In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina in 2000, according to our estimates.

Approximately 25% of our beer volumes is directly distributed and 75% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1 liter returnable glass bottles, which accounts for approximately 92% of our sales.

According to our estimates, on-premise consumption represented approximately 16% of beer volumes in 2008, with sales in supermarkets representing approximately 10% of beer volumes in Argentina. The main channels of volume consumption in Argentina are the kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma and Andes. We are the leading beer producers in Argentina with approximately 75% market share. Our main competitor in Argentina is CCU with approximately 18% market share in 2008 according to Nielsen INB.

The Argentine CSD market

According to our estimates, in 2008, the Argentine CSD market annual sales volume was 51 million hectoliters. Per capita consumption declined slightly from 133 liters in 2007 to 131 liters in 2008. Approximately 37% of our CSD volume is directly distributed and 63% is distributed through exclusive third-party distributors. 85% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi. We are second to The Coca Cola Company with around 22% market share.

Bolivia

According to our estimates, the Bolivian beer market annual sales volume was 3.6 million hectoliters in 2008. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. Market volumes have been increasing in the last years, fueled by a combination of factors, such as (i) economic growth, as the economy posted the strongest GDP growth in five years, due in part to the high prices obtained for the country’s commodity exports, principally soybean and tin; (ii) very favorable – warmer, drier – weather conditions; and (iii) a better social climate after the elections that were won by Mr. Evo Morales.

Approximately 2% of our beer volumes is directly distributed and 98% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620ml returnable glass bottles, which accounts for approximately 82% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña and Huari. We are the leading beer producers in Bolivia with approximately 97% market share.

In March 2009, Quinsa acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

Chile

According to our estimates, the Chilean beer market annual sales volume was 6.0 million hectoliters in 2008.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased every year since 2002. Since the entry of the Chilean brewer CCU to the Argentine market, our presence in Chile has taken on a strategic significance, since we are both competing in each other’s principal market.

Our most important brands in Chile are Brahma, Becker and Báltica, with our market share being approximately 13%.

Paraguay

According to our estimates, the Paraguayan beer market annual sales volume was 2.5 million hectoliters in 2008.

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

Approximately 52% of our beer volumes is directly distributed and 48% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 74% of our sales.

Our most important brands in Paraguay are Brahma and Pilsen, with our market share being approximately 93%, and as of March, 2009 we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the Uruguayan beer market annual sales volume was 0.9 million hectoliters in 2008. Quinsa manages both beer and CSD businesses out of the brewery in Uruguay.

Since 2003, when due to a crisis in Uruguay’s economy, beer market volumes in Uruguay declined by 10% to 0.5 million, improvements in the economy have resulted in a significant increase in market volumes through 2008.

Approximately 27% of our beer volumes is directly distributed and 73% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the returnable glass bottles, which accounts for approximately 90% of our sales.

Our most important brands in Uruguay are Pilsen and Patricia, with our market share being approximately 97%.

The Uruguayan CSD market

According to our estimates, in 2008, the Uruguayan CSD market annual sales volume was 3.3 million hectoliters. The market growth in 2008 was a result of a recovery in the economy and also of higher market investments coming from the B-brands. Per capita consumption reached 101 liters in 2008 according to our estimates.

We serve more than 32,000 points of sale in all Uruguay, including 7,200 in Montevideo. Approximately 49% of our CSD volume is directly distributed and 51% is distributed through exclusive third-party distributors. 74% of our sales are through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada

Our Canada business unit is represented by the Labatt operations, which sells domestic and A-B InBev beer brands, as well as Brahma in Canada and exports Canadian brands to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.9 million hectoliters in 2008. The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has a market share slightly lower (approximately 40.8%) than ours (approximately 42.8%, including Lakeport). We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from A-B InBev’s subsidiary Anheuser-Busch, Inc.) (“Anheuser-Busch”), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

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

Exports to the United States

As a result of the United States of America antitrust review of the transaction involving the then called InBev and Anheuser-Busch, InBev’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt. Therefore, KPS Capital Partners, LP (“KPS”) received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and use to the relevant trademarks and intellectual property to do so. Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on an interim basis for no more than three years, after which KPS will be responsible for production. Separately, in order to ensure that AmBev is adequately compensated, A-B InBev has also agreed to indemnify AmBev in connection with certain events related to the perpetual license. See “—Related Party Transactions—AmBev and A-B InBev—Indemnification Agreement”.

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

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, around 80% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

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

Guaraná fruit

We have a 1,070 hectare farm that provides us with 20 tons of guaraná seeds (berries) per year, or about 8% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brasil.

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

Our main can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. We generally have purchased all of the glass bottles used in the packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidro, though with the commencement of the operations of our glass production facility, part of our glass bottle needs are being produced internally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ, which since June 2008 was transferred to and operated by us pursuant to a lease agreement. Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork. PET pre-forms are principally purchased from Plastpak. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Licenses

AmBev has long-term agreements with PepsiCo whereby AmBev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017. See “Additional Information—Material Contracts”. AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina, Uruguay and, as of March 2009, for Bolivia. In 2008, sales volumes of PepsiCo products represented 42% of our total CSD & NANC sales volumes in Brazil, nearly 100% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Peru and Uruguay and nearly all of our CSD & NANC sales volumes in Argentina.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire January 2098 and are renewable by either party for a second term of 100 years. In 2008, the Anheuser-Busch brands sold by Labatt represented 41.1% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

AmBev and A-B InBev are also parties to a 10-year cross-licensing agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and A-B InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Labatt and A-B InBev have an arrangement through which Labatt distributes certain A-B InBev beer brands in Canada, and Quinsa and A-B InBev have an arrangement through which Quinsa distributes Stella Artois in Argentina. In addition, under the Indemnification Agreement between AmBev and A-B InBev, dated November 13, 2008 – See “—Related Party Transactions—AmBev and A-B InBev—Indemnification Agreement” – A-B InBev agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2008 represented as a percentage of gross sales was: 32% in Brazil; 20.6% in Canada; 17.4% in Central America; 33.3% in Ecuador; 42.3% in Peru; 46.8% in the Dominican Republic; 23.8% in Venezuela; 25.9% in Argentina; 46.7% in Bolivia; 25.7% in Chile; 15.3% in Paraguay; and 38.9 % in Uruguay.

Brazilian Tax Changes

In November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the IPI) and the PIS/COFINS. Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands will pay higher taxes per hectoliter than lower priced ones. The actual increase on our IPI and PIS/COFINS tax burden will depend on our price, packaging and brand mix, but assuming last year’s mix we estimate that our total tax burden regarding such taxes will increase approximately 15%.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2008 represented as a percentage of gross sales: 24.1% in Brazil; 12% in the Dominican Republic; 23.8% in Peru; 6.8% in Venezuela, between 24.6% and 27.3% in Argentina (the final % depends on the type and flavor of the beverage); and 36.3% in Uruguay.

C.	Organizational Structure

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and FAHZ, together hold approximately 90.6% of AmBev’s common shares, as of March 31, 2009. A-B InBev indirectly holds shares of AmBev common stock that represent approximately 74.0% of the total voting power of AmBev’s capital stock. A-B InBev thus has control over AmBev, even though (i) A-B InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

AmBev conducts the bulk of its operations in Brazil directly. It also indirectly controls Labatt, the operations of HILA-ex and Quinsa. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of April 30, 2009 on total share capital owned.

Organizational Structure

AmBev
DAHLEN
AmBev 100,0%
Labatt AS
AmBev 100,0%
Jalua 0,0%
Labatt Brewing
Labatt Aps 100,0%
Jalua Spain 0,0%
Labatt Subsidiaries
Lambic SA
AmBev 87,1%
Skol 12,9%
Hohneck Arg
AmBev 50,7%
SKOL 49,3%
Lambic Chile
Lambic S.A. 100,0%
Other 0,0%
Hohneck Chile
Hohneck Arg 100,0%
Other 0,0%
NCAQ
Lambic Chile 100,0%
Dunvegan 0,0%
DUNVEGAN
Hohneck Chile 100,0%
QUINSA
Dunvegan 33,0%
NCAQ 24,4%
AmBev 42,4%
Other 0,2%
QIB
Quinsa 93,0%
Dunvegan 7,0%
Quinsa Subsidiaries
FRATELLIVITA
AmBev 78,0%
Anep 21,3%
Skol 0,1%
Eagle 0,0%
CRBS 0,2%
Other 0,5%
AmBev Bebidas
AmBev 99,5%
Skol 0,5%
FAZDO POÇO
AmBev 91,4%
CRBS 8,6%
AGREGA
AmBev 50,0%
Other 50,0%
ANEP
AmBev 100,0%
Skol 0,0%
LONDRINA
AmBev 95,9%
Monthiers 4,11%
RAMONIK
Cintra 99,5%
Monthiers 0,5%
AmBev International
AmBev 100,0%
AROSUCO
AmBev 99,7%
Skol 0,3%
SKOL
Arosuco 88,2%
AmBev 11,8%
CRBS
Arosuco 89,3%
AmBev 10,7%
EAGLE
AmBev 95,4%
Skol 0,0%
CRBS 4,5%
JALUA Spain
Eagle 100,0%
Ambev 0,0%
BRAHMACO
Eagle 100,0%
Other 0,0%
MONTHIERS
Jalua Spain 100,0%
ASPEN
Eagle 100,0%
CYMPAY
Aspen 98,5%
Other 1,5%
AmBev Centroamerica
Monthiers 50,0%
Other 50,0%
AmBev Co
Monthiers 85,6%
Other 14,4%
AmBev Peru
Ambev CO 100,0%
AmBev Equador
Monthiers 100,0%
AmBev Dominicana
Monthiers 66,0%
Other 34,0%
UBL
Monthiers 51,0%
Other 49,0%
Brahma Venezuela
UBL 99,9%
Other 0,1%
PAMPA
AmBev 60,0%
Monthiers 40,0%
MUSA
Malt. Pampa 100,0%
Legend:
Brazilian Company
Offshore Company

D.	Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2008, our aggregate beer and CSD production capacity was 235.8 million hectoliters per year. Our total annual beer production capacity was 156.9 million hectoliters. Our total CSD production capacity was 78.9 million hectoliters. In 2008, the production of these facilities totaled 105.0 million hectoliters for beer and 41.9 million hectoliters for CSD.

The following is a list of our principal production facilities as of April 30, 2009:

Brazil		HILA		CANADA
Plant	Type of Plant	Plant	Type of Plant	Plant	Type of Plant
Agudos, São Paulo	Beer	HILA-ex		St. John’s	Beer
Brasília, Federal District	Beer	AmBev Venezuela, Venezuela	Beer	Halifax	Beer
Curitiba, Paraná	Beer	AmBevCentroamérica, Guatemala	Beer	Montreal	Beer
Equatorial, Maranhão	Beer	AmBevEcuador, Ecuador	Beer	London	Beer
Goiânia, Goiás	Beer	Hato Nuevo, Dominican Republic	Beer	Edmonton	Beer
Jacareí, São Paulo	Beer			Creston	Beer
Lages, Santa Catarina	Beer	Huachipa, Peru	Mixed	Hamilton	Beer
Natal, Rio Grande do Norte	Beer			Lakeport	Beer
Guarulhos, São Paulo	Beer	San Martín, Dominican Republic	Soft Drinks
		Sullana, Peru	Soft Drinks
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed	Cympay, Uruguay	Malt
Camaçari, Bahia	Mixed	MUSA, Uruguay	Malt
Cebrasa, Goiás	Mixed	Maltería Pampa, Argentina	Malt
Cuiabá, Mato Grosso	Mixed	LATIN AMERICA SOUTH
Jaguariúna, São Paulo	Mixed	Quilmes, Argentina	Beer
João Pessoa, Paraíba	Mixed	Corrientes, Argentina	Beer
Nordeste, Pernambuco	Mixed	La Paz, Bolivia	Beer
Nova Rio, Rio de Janeiro	Mixed	Santa Cruz, Bolivia	Beer
Manaus, Amazonas	Mixed	Taquiña, Bolivia	Beer
Minas, Minas Gerais	Mixed	Huari, Bolivia	Beer
Teresina, Piauí	Mixed	Tarija, Bolivia	Beer
Águas Claras do Sul, Rio Grande do Sul	Mixed	Santiago, Chile	Beer
Piraí, Rio de Janeiro	Mixed	Minas, Uruguay	Beer
		Ypané, Paraguay	Beer/Glass bottle
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks	Zárate, Argentina	Mixed
Jundiaí, São Paulo	Soft drinks	Mendoza, Argentina	Mixed
Sapucaia, Rio Grande do Sul	Soft drinks	Montevideo, Uruguay	Mixed
São Paulo, São Paulo	Labels	Córdoba, Argentina	Soft Drinks
Manaus, Amazonas	Crown Cap	Trelew, Argentina	Soft Drinks
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate	Buenos Aires South, Argentina	Soft Drinks and Juices
Maltaria Navegantes, Rio Grande do Sul	Malt	Tucumán, Argentina	Soft Drinks/ Bottling
		Montegrande, Argentina	Isotonics
		Tres Arroyos, Argentina	Malt
		Llavallol, Argentina[1]	Malt

Please see “Liquidity and Capital Resources-Secured Debt” for more information about encumbrances on our plants and equipment.

[1]	This malting facility has been leased to third parties for 10 years.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

We have prepared our audited consolidated financial statements as of December 31, 2008 and 2007 and for the years then ended in Reais in accordance with IFRS. In accordance with the provision of IFRS 1 (First-time Adoption of International Financial Reporting), the opening IFRS balance sheet of the Company has been determined at January 1, 2007 (“Transition Date”). Our previous financial statements were prepared in accordance with Brazilian GAAP, reconciled to U.S. GAAP, which differs in certain significant respects from IFRS.

The financial information and related discussion and analysis contained in this Item are in accordance with IFRS as issued by IASB and figures are in Reais, unless otherwise stated. In addition, we have disclosed in note 4 to our financial statements as of December 31, 2008 included elsewhere in this annual report, the influence of the transition to IFRS (from financial statements prepared in accordance with Brazilian GAAP) on our financial statements for the year ended December 31, 2007.

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results. We believe that the following are our critical accounting policies. We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management. For a summary of all of our significant accounting policies, see Note 3 to our consolidated financial statements included herewith.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that included a significant amount of goodwill and other intangible assets, including the acquisition of Labatt and of Quinsa.

Under IFRS, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired. IFRS No. 3, “Business Combination,” requires that goodwill should not be amortized but tested annually for impairment. Our intangible assets with definite useful lives have being amortized over the estimated useful lives of these assets.

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

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. AmBev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Notes 27 and 32 to our financial statements.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events will occur a number of years in the future.

Total provision including contingencies, restructuring and other provisions related to such matters, recorded in our balance sheet as of December 31, 2008 and 2007 totaled R$1,064.7 million and R$1,033.3 million, respectively.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carryforwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our consolidated balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Accounting for Derivatives

We enter into deliverable forwards, non-deliverable forwards, swap and future contract agreements (principally for U.S. dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The unrealized gains and losses on these financial instruments are reported in the statement of operations and included in “Financial income” and “Financial expenses.”

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized both in the income statement and in equity.

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

Although our intention is to maintain these instruments through maturity, they may be realized at our discretion. Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$268.8 million on December 31, 2008 (as compared to a loss of R$466.5 million, on December 31, 2007), as follows:

Financial liabilities	Book value	Market value	Difference
Working Capital BRL (Labatt)	1,186.0	1,381.1	(195.1)
Senior Notes – BRI (i)	169.9	175.9	(6.0)
International financing (other currencies)	2,213.8	2,213.8	—
Promissory Notes	1,500.0	1,500.0	—
Agro-industrial credit	450.0	450.0	—
BNDES/FINEP/EGF	278.2	278.2	—
Bond 2011	1,304.6	1,318.5	(13.9)
Bond 2013	1,234.0	1,342.4	(108.4)
Bond 2017	217.3	217.3	—
Debentures	2,065.1	2,010.5	54.6
Finance lease liabilities	39.0	39.0

Total	10,657.8	10,926.7	(268.8)

(i)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The nominal statutory rate applicable for the years ended on December 31, 2008, 2007 and 2006 was 34%. For the years of 2008 and 2007, our IFRS effective tax rate was 21.80% in 2008 and 22.95% in 2007.

The major reasons for the differences between the effective tax rates and the Brazilian nominal statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from offshore companies subject to different foreign tax rates; (iv) non-taxable benefits arising from state value-added incentive programs; and (v) amortization of goodwill according to Brazilian tax legislation.

Tax losses available for offset

We had recorded tax loss carryforward assets available for offset of R$656.4 million as of December 31, 2008. Income tax losses available for offset in Brazil do not expire; however, the annual offset is limited to 30% of pre-tax income.

Year ended December 31, 2008 Compared with Year ended December 31, 2007

AmBev’s consolidated results are the sum of the three following business units:

•	Latin America North, consisting of:

(i) Brazil which is divided in Beer Brazil and CSD & NANC—carbonated soft drinks and non-alcoholic, non-carbonated segments;

(ii) HILA-ex – represents AmBev’s other operations in Latin America (excluding Quinsa), where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela) and CSDs (Dominican Republic and Peru).

•	Latin America South, consisting of our Quinsa countries of Argentina, Bolivia, Chile, Paraguay and Uruguay; and

•	Canada, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

	Consolidated Financial Highlights
	2008	2007	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)
IFRS
Sales volume—000 hectoliters	146,962.8	142,916.5	2.8%
Net sales	20,713.2	19,579.5	5.8%
Net revenue per hectoliter—R$/hl	140.9	137.0	2.9%
Cost of sales	(7,217.6)	(6,599.2)	9.4%

Gross profit	13,495.5	12,980.4	4.0%
Gross margin (%)	65.2%	66.3%
Sales and marketing expenses	(4,956.3)	(4,609.1)	7.5%
Administrative expenses	(1.037.0)	(1,012.9)	2.4%
Other operating income/expenses	383.5	306.8	25.0%
Income from operations	7,885.7	7,665.2	2.9%
Non-recurring items	(59.2)	72.5

Operating income(1)	7,826.5	7,737.8	1.1%
Operating margin (%)	37.8%	39.5%
Net income	5,190.9	5,068.8	2.4%
Net margin	25.1%	25.9%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(%)	(%)
IFRS
Net sales	100.0	100.0
Cost of sales	(34.8)	(33.7)

Gross profit	65.2	66.3
Sales and marketing expenses	(23.9)	(23.5)
Administrative expenses	(5.0)	(5.2)
Other operating income/(expenses)	1.8	1.5
Non-recurring items	(0.3)	0.4

Operating income	37.8	39.5

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2008 and 2007:

	Year –ended December 31,
	2008					2007
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	13,058.7	613.2	3,300.4	3,740.9	20,713.2	12,394.8	680.6	2,673.4	3,830.7	19,579.5
Cost of sales	(4,181.1)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)	(3,902.3)	(404.1)	(1,132.0)	(1,160.8)	(6,599.2)
Gross profit	8,877.6	192.2	1,905.1	2,520.7	13,495.5	8,492.6	276.4	1,541.4	2,669.9	12,980.4
Selling, general and administrative expenses	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)	(3,249.5)	(369.6)	(651.2)	(1,351.7)	(5,622.0)
Other operating income/(expenses)	309.5	26.1	24.7	23.2	383.5	324.9	(1.4)	(31.8)	15.0	306.8
Non-recurring items	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)	41.5	(4.4)	(3.8)	39.3	72.5
Operating income	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6	5,609.6	(98.8)	854.5	1,372.4	7,737.6

(1)	Latin America South

Net Sales

Net sales increased by 5.8% for the year ended December 31, 2008 to R$20,713.2 million from R$19,579.5 million in the same period in 2007.

	Net Sales Year ended December 31,
	2008		2007		% Change
	In millions of R$, except percentages
Latin America North	13,671.9	66.0%	13,075.4	66.8%	4.6%
Brazil	13,058.7	63.0%	12,394.8	63.3%	5.4%
Beer Brazil	10,759.5	51.9%	10,283.9	52.5%	4.6%
CSD & NANC	2,299.2	11.1%	2,110.9	10.8%	8.9%
HILA-ex	613.2	3.0%	680.6	3.5%	(9.9)%
Latin America South	3,300.4	15.9%	2,673.4	13.6%	23.5%
Canada	3,740.9	18.1%	3,830.7	19.6%	(2.3)%

AmBev Consolidated	20,713.2	100.0%	19,579.5	100.0%	5.8%

	Sales Volumes Year ended December 31,
	2008		2007		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	101,518.0	69.1%	100,885.7	70.6%	0.6%
Brazil	95,093.9	64.7%	94,607.6	66.2%	0.5%
Beer Brazil	69,960.9	47.6%	70,124.5	49.1%	(0.2)%
CSD & NANC	25,132.9	17.1%	24,483.1	17.1%	2.7%
HILA-ex	6,424.1	4.4%	6,278.1	4.4%	2.3%
Latin America South	33,697.8	22.9%	30,524.2	21.4%	10.4%
Canada	11,747.0	8.0%	11,506.6	8.0%	2.1%

AmBev Consolidated	146,962.8	100.0%	142,916.5	100.0%	2.8%

Source : AmBev

	Net Revenues per hectoliter Year ended December 31,
	2008	2007	% Change
	(In Reais except percentages)
Latin America North	134.7	129.6	3.9%
Brazil	137.3	131.0	4.8%
Beer Brazil	153.8	146.7	4.9%
CSD & NANC	91.5	86.2	6.1%
HILA-ex	95.5	108.4	(11.9)%
Latin America South	97.9	87.6	11.8%
Canada	318.5	332.9	(4.3)%

AmBev Consolidated	140.9	137.0	2.9%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 5.4% for the year ended December 31, 2008 to R$13,058.7 million from R$12,394.8 million in the same period in 2007.

Beer Brazil. Net sales of beer in Brazil increased by 4.6% for the year ended December 31, 2008 to R$10,759.5 million from R$10,283.9 million in the same period in 2007. This was due to 4.9% growth in net sales per hectoliter in 2008, mainly as a result of price increases during the year.

CSD & NANC. Net sales increased by 8.9% for the year ended December 31, 2008 to R$2,299.2 million from R$2,110.9 million in the same period in 2007. This was due to a volume growth of 2.7% in the period driven by market share gains during the year and net sales per hectoliter growth of 6.1% driven by price increases and better product mix.

HILA-Ex Operations

AmBev’s operations in HILA-ex experienced a decrease in net sales of 9.9% in 2008, to R$613.2 million. The main reasons for the decrease were lower beer volumes due to market share losses and industry decline in the full year in Venezuela as well as a depreciation of the Brazilian Real against the local currencies.

Latin America South Operations

Quinsa’s net sales were R$3,300.4 million in 2008, compared to R$2,673.4 million in 2007, yielding a growth of 23.5% in the period. The main reasons for the increased revenues were volume growth driven by industry performance and market share gains as well as pricing in line with inflation and good premium mix, partly offset by negative impact from the devaluation of the Brazilian Reais against the currencies in the Quinsa markets.

Canada Operations

Labatt’s operations in Canada contributed R$3,740.9 million to AmBev’s consolidated revenues, a reduction of 2.3%. Labatt delivered volume growth of 2.1% driven by industry growth and market share gains, higher net sales per hectoliter at 2.6% in local currency, but revenues in Brazilian Reais declined due to the depreciation of the Brazilian Real vs. the Canadian dollar in the period.

Cost of Sales

Total cost of sales increased by 9.4% for the year ended December 31, 2008 to R$7,217.6 million from R$6,599.2 million in the same period in 2007. As a percentage of our net sales, total cost of sales increased to 34.8% in 2008 from 33.7% in 2007.

	COGS per hectoliter Year ended December 31,
	2008	2007	% Change
	(In Reais except percentages)
Latin America North	45.3	42.7	6.2%
Brazil	44.0	41.2	6.6%
Beer Brazil	46.1	41.8	10.3%
CSD & NANC	38.1	39.7	(4.1)%
HILA-ex	65.5	64.4	1.8%
Latin America South	41.4	37.1	11.7%
Canada	103.9	100.9	3.0%
AmBev Consolidated	49.1	46.2	6.4%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 7.1% for the year ended December 31, 2008 to R$4,181.2 million from R$3,902.3 million in the same period in 2007.

On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 6.6% for the year ended December 31, 2008 to R$44.0/hl from R$41.2/hl in the same period in 2007.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 10.0% for the year ended December 31, 2008 to R$3,224.3 million from R$2,930.6 million in the same period in 2007. On a per hectoliter basis, cost of sales for our Brazilian Beer operations increased by 10.3% for the year ended December 31, 2008 as a result of higher commodities’ prices, mainly malt and corn, general inflation and lower fixed cost absorption, partly offset by favorable results from our currency hedges in the period.

HILA-Ex Operations

The cost of sales in HILA-ex operations increased 4.2%, reaching R$421.0 million. The main factor leading to this increase is general inflation and commodities’ pressures, partly offset by translation gains from local currencies to Brazilian Reais.

Latin America South Operations

Quinsa’s cost of sales were R$1,395.3 million in 2008 a 23.3% increase from 2007. On a per hectoliter basis, cost of sales increased by 11.7% in the year. The main factors explaining the increase in cost of sales are commodities and personnel related costs, partly offset by translation gains from local currencies to Brazilian Reais.

Canada Operations

Cost of sales for Labatt increased 5.1% for the year ended December 31, 2008 to R$1,220.2 million from R$1,160.8 million in the same period in 2007. In Canadian Dollars, the cost of sales were up 7.2% as a result of double digit growth in commodities’ prices, partly offset by productivity gains and fixed cost savings.

Gross Profit

Gross profit increased by 4.0% for the year ended December 31, 2008 to R$13,495.5 million from R$12,980.4 million in the same period in 2007. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2008			2007
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	9,069.8	67.2%	66.3%	8,769.1	67.5%	67.1%
Brazil	8,877.6	65.8%	68.0%	8,492.6	65.4%	68.5%
Beer Brazil	7,535.3	55.8%	70.0%	7,353.4	56.6%	71.5%
CSD & NANC	1,342.3	9.9%	58.4%	1,139.2	8.8%	54.0%
HILA-ex	192.2	1.4%	31.3%	276.4	2.1%	40.6%
Latin America South	1,905.1	14.1%	57.7%	1,541.4	11.9%	57.7%
Canada	2,520.7	18.7%	67.4%	2,669.9	20.6%	69.7%
AmBev Consolidated	13,495.5	100.0%	65.2%	12,980.4	100.0%	66.3%

Selling, General and Administrative Expenses

AmBev’s selling, general and administrative expenses amounted to R$5,993.3 million for the year ended December 31, 2008, a 6.6% increase over the same period in 2007. An analysis of selling, general and administrative expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Selling, general and administrative expenses in Brazil amounted to R$3,611.8 million for the year ended December 31, 2008, an increase of 11.2% over the same period in 2007.

Beer Brazil. Selling, general and administrative expenses reached R$3,095.4 million for the year ended December 31, 2008, increasing 11.7% over the same period in 2007. The main elements that resulted in the increase in such operating expenses were general inflation, higher mix of direct distribution and off-trade channel mix, launching and supporting of our innovations during the year and fixed cost inefficiencies due to lack of volume growth.

CSD & NANC. Selling, general and administrative expenses for the CSD & NANC segment were R$516.5 million for the year ended December 31, 2008, an increase of 8.0% over the same period in 2007. The main elements responsible for this increase were general inflation and higher net sales, partly offset by fixed cost savings and more efficient media and events procurement.

HILA-ex

Selling, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$383.6 million for the year ended December 31, 2008, increasing 3.8% compared to the same period in 2007 as a result of general inflation, partly offset by the depreciation of local currencies versus the Brazilian Real.

Latin America South Operations

Selling, general and administrative expenses totaled R$727.3 million for the year ended December 31, 2008, increasing 11.7% over the same period in 2007. This increase is explained by general inflation, and increased investments to support our brands and innovations in the period, partly offset by the depreciation of local currencies versus the Brazilian Real.

Canada Operations

Labatt’s selling, general and administrative expenses was R$1,270.6 million for the year ended December 31, 2008, a decrease of 6.0% as compared to 2007. In Canadian Dollars, sales, general and administrative expense decreased by 0.9%. This increase is a result of general inflation and increased investments to support our brands and innovations, partly offset by better efficiency in our commercial programs.

Other Operating Income (Expense)

The net balance of other operating income and expenses for the year ended December 31, 2008 represented a gain of R$383.5 million, 25.0% higher in relation to the gain of R$306.8 million recorded in 2007. This increase is a result of higher gains from disposal of property, plant and equipment and other operating income recognized during the period.

The breakdown of the main entries is shown as follows: (i) a gain of R$238.3 million referring to government grants to AmBev’s subsidiaries in Brazil, compared to a gain of R$232.0 million in 2007; (ii) a gain of R$58.7 million derived from tax credits, in comparison to a gain of R$46.1 million in 2007; (iii) an expense of R$29.1 million regarding to additions to provisions, compared to a gain of R$17.9 million in 2007; (iv) gains from disposal of property, plant and equipment of R$46.6 million, compared to R$2.3 million in 2007; and (v) a gain of R$69.0 million relating to other operating income (net), in comparison to a gain of R$8.5 million in 2007.

Non-recurring items

Non-recurring items in 2008 were a net expense of R$59.2 million compared to net gains of R$72.5 million in 2007. The 2008 and 2007 non-recurring restructuring charges of R$20.6 million and R$8.2 million, respectively, relate to the realignment of the structure and processes in all geographical segments. Assets disposals in 2007 were comprised of the sale of a real state in Labatt. In 2008, we incurred non-recurring litigation related expenses totaling R$21.6 million. During 2007 we incurred in gains totaling R$41.5 million related primarily to the reversal of provisions for tax contingencies for which the Company obtained a final favorable ruling from the tax authorities. In 2008, M&A advisory fees expenses totaling R$17.1 million were related to expenses incurred with advisors in prospective M&A transactions.

Operating Income

Operating income increased by 1.1% for the year ended December 31, 2008 to R$7,826.5 million from R$7,737.7 million in the same period in 2007, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

Net Finance Cost

Our financial income consists of gains from hedging instruments that are not part of a hedge accounting relationship, gains on non-derivative financial instruments at fair-value, interest income and others. Our finance cost consist of interest expenses, taxes on financial transactions, interest on contingencies and others.

Financial income for the year ended December 31, 2008 was R$256.8 million compared to R$236.3 million in the same period in 2007 as higher gains from hedging instruments which are not part of a hedge accounting relationship were partly offset by lower other financial income.

Finance cost for the year ended December 31, 2008 was R$1,447.6 million compared to R$1,399.3 million in the same period in 2007. This difference is primarily a result of higher interest expenses which were partly offset by lower taxes on financial transactions in 2008 due to the discontinuation of the CPMF tax in Brazil.

Net finance cost results for the year ended December 31, 2008 remained relatively stable at a loss of R$1,190.8 million, compared to a loss of R$1,163.0 million in the same period of 2007.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2008 was a charge of R$1,447.8 million, down 4.1% from R$1,510.1 million in 2007. At our weighted nominal tax rate of 32.7%, income tax for the year ended December 31, 2008 would have amounted to R$2,022.5 million. Our effective income tax rate in the year ended December 31, 2008 of 21.8% was positively impacted by R$134.7 million of non-taxable government grants, R$337.4 million of tax benefit from deductibility of interest on own capital and R$174.0 million of tax benefit from deductibility of goodwill amortization, partly offset by dividends withholding taxes totaling R$47.7 million.

Net Income

Net income increased by 2.4% for the year ended December 31, 2008 to R$5,190.9. million from R$5,068.8 million in the same period in 2007.

Minority Interest

Minority shareholders in our consolidated subsidiaries shared gain of R$71.8 million for the year ended December 31, 2008 compared to a gain of R$65.4 million in 2007. This increase is primarily a result of improved performance in the results of Quinsa during the year.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the years 2008 and 2007. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Share buyback program;

•	Payments of dividends and interest on shareholders’ equity;

•	Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents net of bank overdrafts at December 31, 2008 and 2007 were R$3,280.1 million, and R$2,240.9 million, respectively.

On July 24, 2007, our 100% owned finance subsidiary, AmBev International Finance Co. Ltd. (“AmBev International”) issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 bonds”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S. The bonds are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 bonds on or before November 30, 2008. Because we did not complete a registered exchange offer as of that date, effective December 1, 2008 the coupon on the bonds increased from 9.500% to 10.000% per annum in accordance with the terms of the indenture. The respective registered exchange offer was declared effective by the SEC on February 26, 2009, when the coupon reverted to 9.500%.

On April 15, 2008 AmBev issued thirty promissory notes with a face value of R$50 million each, in the total amount of R$1.5 billion, with a maturity date of three hundred and sixty days from the date of issuance. The Promissory Notes yielded interests equivalent to one hundred and two percent of the average daily rates of the one-day ID—Interbank Deposits, Extra-Group (ID Yield), calculated and published by CETIP, 252-business day base, calculated exponentially and cumulatively, pro rata temporis, for all elapsed business days, since the Date of Issuance until the payment, which occurred on April 13, 2009. The proceeds obtained with the public offering of promissory notes were used as working capital by AmBev.

We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities decreased 2.5% to R$7,032.6 million for the year ended December 31, 2008 from R$7,209.0 million for the same period in 2007. This decrease was due primarily to an increase of R$971.4 million in income taxes paid during the year, partly offset by an improvement of R$366.3 million in our cash generated from operations and R$412.7 million decrease in interest paid during the year.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2008 totaled R$2,214.1 million, compared to R$2,146.8 million for the same period in 2007. Our cash flow from investing activity was primarily used in (i) commercial and productive assets totaling R$1,782.0 million in 2008 and R$1,497.4 million in 2007; (ii) acquisition of intangible assets totaling R$175.3 million in 2008 and R$88.0 million in 2007; and purchase of minority interest in Quinsa totalling R$670.3 million in 2008.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2008 amounted to R$4,005.7 million compared to R$4,246.5 million for the same period in 2007. This was principally due to lower share buyback in 2008 of R$600.6 million compared to R$2,992.0 million in 2007, partly offset by: (i) higher dividend and interest on own capital paid in 2008 of R$2,801.8 million compared to R$2,053.8 million paid in 2007; and (ii) higher cash net finance costs other than interest in 2008 of R$605.7 million in 2008 compared to R$120.9 million in 2007.

As of December 31, 2008, our outstanding debt totaled R$10,657.8 million (of which R$3,588.2 million was short-term debt, including current-portion of long term debt). Our debt consisted of R$4,462.9 million of Real-denominated debt and R$6,194.9 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

AmBev Profile as of December 31, 2008
Debt Instruments	2009	2010	2011	2012	2013	ThereAfter	Total
U.S Dolar Denominated Debt Fixed Rate
Notional Ammount			(1,273.7)		(1,183.4)		(2,457.1)
Average Pay Rate			10.50%		8.75%		9.66%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(13.1)	(13.2)	(1.1)				(27.4)
UMBNDES + Average Pay Rate	5.18%	5.18%	5.18%				5.18%
International Debt
U.S Dolar Denominated Debt Fixed Rate	(176.1)	(71.6)	(73.0)	(72.3)		(278.3)	(671.4)
Average Pay Rate	6.97%	7.31%	7.29%	7.30%		5.87%	6.62%
International Debt
Reais Denominated Debt Fixed Rate			(716.6)	(469.4)		(217.3)	(1,403.2)
Average Pay Rate			14.39%	14.39%		9.50%	13.63%
International Debt
CAN Denominated Debt Fixed Rate				(892.9)			(892.9)
Average Pay Rate				2.85%			2.85%
International Debt
Other Latin America Currency Fixed Rate	(515.8)	(160.2)	(51.1)	(13.18)	(2.6)		(743.0)
Average Pay Rate	15.84%	11.98%	7.56%	21.90%	13.40%		14.54%
Reais Denominated Debt Float. Rate - TJLP
Notional Ammount	(107.7)	(99.4)	(24.1)	(13.5)	(4.6)		(249.2)
TJLP + Average Pay Rate	3.29%	3.20%	1.75%	1.75%	1.75%		3.00%
Reais Debt - ICMS Fixed Rate
Notional Ammount	(8.5)	(190.9)					(199.3)
Average Pay Rate	11.37%	11.37%					11.37%
Reais Debt - Debentures Floating Rate - CDI
Notional Ammount	(817.1)			(1,247.3)			(2,064.3)
Average Pay Rate % CDI	101.75%			102.50%			102.20%
Reais Debt - Working Cap. Debts Float. Rate – CDI
Notional Ammount	(1,500.0)						(1,500.0)
Average Pay Rate	102.00%						102.00%
Reais Debt - Indust. Loan Debts Float. Rate – TR
Notional Ammount	(450.0)						(450.0)
Average Pay Rate	9.72%						9.72%
Total Debt	(3,588.2)	(535.4)	(2,139.6)	(2,708.5)	(1,190.6)	(495.5)	(10,657.8)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant being fixed - for the 2011 bonds, 2013 notes and 2017 bonds, Taxa de Juros de Longo Prazo (“TJLP”) for BNDES loans, CDI for debentures and Canadian Banker’s acceptance for Canadian Debt. For further information, please refer to Note 11 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2008 and 2007:

Net Debt Consolidated Position
	2008			2007
	Real	FC	Total	Real	FC	Total
Short Term Debt	2,883.2	705.0	3,588.2	933.9	1,336.6	2,270.5
Long Term Debt	1,579.7	5,489.9	7,069.6	3,874.9	3,655.4	7,530.3
Total	4,462.9	6,194.9	10,657.8	4,808.8	4,992.0	9,800.8

Cash and Cash Equivalents			3,298.9			2,483.0
Net Debt			7,358.9			7,317.8

Amounts may not add due to rounding.

(1)	FC = Foreign Currency.

Short-term Debt

As of December 31, 2008, our short-term debt totaled R$3,588.2 million, 19.6% of which was denominated in foreign currencies. As of December 31, 2007, our short-term debt totaled R$2,270.5 million, 84.3% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2008, our long-term debt, excluding the current portion of long-term debt, totaled R$7,069.6 million, of which R$1,579.7 million was denominated in Reais. As of December 31, 2007, our long-term debt, excluding the current portion of long-term debt, totaled R$7,530.3 million, of which R$3,874.9 million was denominated in Reais.

Long Term Maturity Date
2010	535.4
2011	2,139.6
2012	2,708.5
2013	1,190.6
2014 and Later	495.5

Total	7,069.6

Amounts may not add due to rounding.

(1)	Excludes the current portion of long-term debt.

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

In December 2001, Companhia Brasileira de Bebidas (“CBB”), which was merged into AmBev in 2005, issued U.S.$500 million 10.5% notes due 2011, fully guaranteed by AmBev. This offering significantly increased the average maturity of our outstanding debt. In October 2002, we completed a SEC registered exchange offer for these notes. These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2003, CBB issued U.S.$500 million 8.75% notes due 2013, fully guaranteed by AmBev. These notes also contain certain covenants and events of default which, if triggered, cause accelerated amortization. In September 2004, we completed a SEC-registered exchange offer for these notes. In both cases, the proceeds of the notes issued were used principally to repay short-term debt, but also to finance part of AmBev’s capital expenditure program, and also for general corporate purposes. In May 2005, upon the completion of the merger of CBB into AmBev, AmBev became the successor to CBB under the indentures governing both the 2011 notes and the 2013 notes. Neither of these notes have any financial covenants that might limit AmBev’s ability to take on additional debt.

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

On July 24, 2007, our 100% owned finance subsidiary, AmBev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 bonds”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The bonds are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 bonds on or before November 30, 2008. Because we did not complete a registered exchange offer as of that date, effective December 1, 2008 the coupon on the bonds increased from 9.500% to 10.000% per annum in accordance with the terms of the indenture. The respective registered exchange offer was declared effective by the SEC on February 26, 2009, when the coupon reverted to 9.500%.

As of December 31, 2008, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa and the 2017 bonds. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing Fund for Studies and Projects (“FINEP”).

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

Sales Tax Deferrals and Other Tax Credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are deferred for periods of on average six years from their original due date. The total amount deferred as of December 31, 2008, including ICMS financing, was R$835.1 million. Percentages deferred typically range from 40% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The amount of sales taxes deferred as of December 31, 2008, R$635.7 million, included a current portion of R$52.7 million (classified under other taxes payable), and R$583.0 million payable thereafter. The remaining R$199.3 million relates to ICMS financing. We also participate in ICMS value-added tax credit programs offered by various Brazilian states which provide tax credits to offset ICMS value-added tax payable. In return, we are committed to meeting certain operational requirements including, depending on the state, production volume and employment targets, among others. The grants are received over the lives of the respective programs. In the years ended December 31, 2008 and 2007, we recorded R$238.3 million and R$226.5 million, respectively, of tax credits as gains on tax incentive programs.

The State of Sao Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted. Furthermore, we received in 2007 and 2008 five tax assessments from the State of São Paulo in the aggregate amount of approximately R$64.7 million (updated December 31, 2008), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the company’s tax incentives.

Capital Investment Program

In 2008, consolidated capital expenditures on property, plant and equipment totaled R$1,958.3 million consisting of R$1,247.5 million in Latin America North, R$506.8 million related to investments in the Latin America South’s operations and R$204.0 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

In 2007, consolidated capital expenditures on property, plant and equipment totaled R$1,572.2 million consisting of R$1,062.3 million in Latin America North, R$325.7 million related to investments in the Quinsa’s operations and R$184.2 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

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

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2008 Compared with Year ended December 31, 2007.”

E.	Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include future commitments with suppliers of R$3,080.1 million, related primarily to industrial and distribution system investments.

F.	Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt*	14,814.2	5,038.1	1,336.6	7,561.7	877.8
Sales tax deferrals	635.7	79.9	117.9	88.0	349.9
Total contractual cash commitments	15,449.9	5,118.0	1,454.5	7,649.7	1,227.7

*	The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$5,354.5 million as of December 31, 2008. These are not considered commitments. Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the statement of operations would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The Board of Directors oversees AmBev’s executive officers. The Board of Directors is currently comprised of nine members who must be shareholders of AmBev, and provides the overall strategic direction of AmBev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of AmBev, who are currently eleven. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The AmBev Shareholders’ Agreement regulates the election of directors of AmBev by the controlling shareholders. See “Major Shareholders and Related Party Transactions—AmBev Shareholders’ Agreement—Management of AmBev.”

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors (1)

Name	Age (2)	Position	Director of AmBev Since	Term Expires (3)
Victório Carlos De Marchi	70	Co-Chairman and Director	1999	2011
Carlos Alves de Brito	48	Co-Chairman and Director	2006	2011
Marcel Herrmann Telles	59	Director	1999	2011
Roberto Moses Thompson Motta	51	Director	2008	2011
José Heitor Attilio Gracioso	77	Director	1999	2011
Roberto Herbster Gusmão	86	Director	1999	2011
Vicente Falconi Campos	68	Director	1999	2011
Luis Felipe Pedreira Dutra Leite	43	Director	2005	2011
Luiz Fernando Ziegler de Saint Edmond	43	Director	2008	2011

(1)

Victório Carlos De Marchi, Co-Chairman of the Board of Directors of AmBev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by A-B InBev and is also a Chief Executive Officer of A-B InBev. A-B InBev appointed five additional directors—Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Vicente Falconi Campos. FAHZ appointed two additional directors—José Heitor Attílio Gracioso and Roberto Herbster Gusmão.

(2)	Age as of March 31, 2009.

(3)	Annual General Meeting to be held in 2011.

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

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of AmBev. He has also served, since December 2005, as Chief Executive Officer of A-B InBev. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of AmBev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of AmBev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of A-B InBev. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors of AmBev. He is also a board member of A-B InBev and Lojas Americanas S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is 600, Third Avenue, 37th floor, New York, USA.

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

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of AmBev. He has also served, since January 2005, as Chief Financial Officer of A-B InBev. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of AmBev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000, city of Leuven, Belgium.

Luiz Fernando Ziegler de Saint Edmond. Mr. Edmond is a member of the Board of Directors of AmBev. He has also served, since January 2009, as Zone President for A-B InBev’s operations in North America. He joined the Company in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments. He was Sales Officer from 2002 to 2004 and Chief Executive Officer for Latin America from 2005 to 2008. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is One Busch Place, St. Louis, Missouri, USA.

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Name	Age (1)	Position	Election Date	Term Expires
João Mauricio Giffoni de Castro Neves	42	Chief Executive Officer	2009	2011	(2)
Nelson José Jamel	37	Chief Financial Officer and Investor Relations Officer	2009	2010	(3)
Ricardo Tadeu Almeida Cabral de Soares	33	Sales Executive Officer	2008	2010	(4)
Carlos Eduardo Klützenschell Lisboa	39	Marketing Executive Officer	2005	2010	(4)
Nicolás Ernesto Bamberg	52	Industrial Executive Officer	2007	2010	(4)
Michel Dimitrios Doukeris	36	Soft Drinks Executive Officer	2008	2010	(4)
Milton Seligman	57	Corporate Affairs Executive Officer	2005	2010	(4)
Pedro de Abreu Mariani	42	General Counsel	2005	2010	(4)
Ricardo Manuel Frangatos Pires Moreira	38	Executive Officer for Hispanic Latin America (Hila-ex)	2008	2010	(4)
Rodrigo Figueiredo de Souza	33	Supply Executive Officer	2008	2010	(4)
Márcio Fróes Torres	40	Officer	2009	2011	(2)

(1)	Age as of March 31, 2009.

(2)	December 31, 2011.

(3)	January 31, 2012.

(4)	December 31, 2010.

The following are brief biographies of each of AmBev’s executive officers:

João Mauricio Giffoni de Castro Neves. Mr. Castro Neves is AmBev’s Chief Executive Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He is also held the position of Chief Financial Officer and Investor Relations Officer, and was Quinsa’s Chief Executive Officer from 2007 to 2008. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Nelson José Jamel. Mr. Jamel is AmBev’s Chief Financial Officer and Investor Relations Officer. He joined the Company in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both AmBev and A-B InBev, Finance Director for AmBevDominicana, and, from 2007 to 2008, Vice-President Finance for Western Europe of A-B InBev. He has a degree in production engineering from Universidade Federal do Rio de Janeiro and holds a Masters Degree in production engineering from COPPE/UFRJ. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brasil.

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

Carlos Eduardo Klützenschell Lisboa. Mr. Lisboa is AmBev’s Marketing Executive Officer. He joined the Company in 1993 and has held the positions of Sales Manager, Regional Marketing Manager, and Skol ‘s Marketing Manager. He has a degree in business administration and a postgraduate degree in marketing from Universidade Católica de Pernambuco. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Nicolás Ernesto Bamberg. Mr. Bamberg is AmBev’s Chief Industrial Officer. He joined the Company in 2007, after 14 years working for Quinsa and its subsidiaries, where he served in the position of Industrial Officer and previously as Plant Manager for Quilmes and Zárate units. Mr. Bamberg has a degree in Industrial Engineering from Universidad Católica Argentina , in The Executive Program from University of Virginia and in Supply Chain Management from Stanford University, USA. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Michel Dimitrios Doukeris. Mr. Doukeris is AmBev’s CSD Executive Officer. He joined the Company in 1996 and has held various positions in the areas of Finance, Sales, Marketing and Direct Distribution. He was also the Regional Officer for Southern Brazil (2002) and Rio de Janeiro (2004). He has a degree in chemical engineering from Universidade Federal de Santa Catarina, holds an MBA from Fundação Getúlio Vargas and postgraduate degree in marketing from Kellog School of Management and Wharton Business School. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Ricardo Manuel Frangatos Pires Moreira. Mr. Moreira is AmBev’s Executive Officer for Hispanic Latin America (Hila-ex). He joined the Company in 1995 and has held various positions in the Sales, Logistics and Direct Distribution departments. He was also the Regional Officer for Northern Brazil (2003) and AmBev’s Supply Executive Officer (2005). He has a degree in mechanical engineering from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Márcio Fróes Torres. Mr. Fróes is AmBev’s Officer responsible for our Canadian Operations since January 2009. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and Director of People Sales for AmBev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Masters Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B.	Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2008 for services in all capacities amounted to R$26.4 million, including variable pay (bonuses). In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as medical assistance and educational expenses. Such benefits were provided through FAHZ. The Board of Directors and Executive Officers also received benefits pursuant to AmBev’s pension and stock ownership plan. For a description of these plans see Note 26 of our consolidated financial statements.

On various dates in 2008, pursuant to the terms and conditions of the existing stock ownership plan, we acquired from the Directors and Executive Officers a total of 380,216 common shares (R$47.7 million) and 1,901,068 preferred shares (R$261.9 million). Such amounts were calculated and paid taking into consideration the average market price on the day of the closing of the transaction or other specific rules of the stock ownership plan (e.g., cases of resignation).

Stock Ownership Plan

In 2005, our shareholders approved a new stock ownership plan (the “Plan”) designed to attract and retain the services of qualified directors, officers and key employees (the “Participants”). As of December 31, 2008, the Plan, combined with the previous stock ownership plan of the Company, had outstanding and exercisable rights to acquire 2.8 million shares of AmBev, and included 358 participants. The Plan was amended at our general shareholders’ meeting held on April 27, 2007. The following description relates to the Plan, as amended by such general shareholders’ meeting. The Plan relates to preferred shares only and is administered by the Board of Directors.

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

For plans granted prior to 2003, the subscription price of the shares could be financed, for a period normally not exceeding four years and at an interest rate of 8% per annum over a designated general price index. These financings were guaranteed by the shares which would be acquired under the Plan. Due to the enactment of the Sarbanes-Oxley Act of 2002, we have ceased to grant such financings for any subsequent stock ownership plans. Nevertheless, advances granted prior to 2003 to Participants were grandfathered. At December 31, 2008 the outstanding balance of the advances to Participants under IFRS amounted to R$27.1 million and is classified as deduction from shareholders’ equity under IFRS.

A-B InBev Exceptional Stock Option Grant

On November 25, 2008, A-B InBev’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to AmBev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 10.32, which corresponded to the fair value of A-B InBev share at the time of granting of the options. One half of the options has a duration of 10 years as from granting and will become exercisable on January 1, 2014. The other half of the options has a duration of 15 years as from granting and will become exercisable on January 1, 2019. The exercise of the options is subject, among other things, to the condition that a performance test be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in case of employment terminations. Such grant was confirmed on April 28, 2009, by A-B InBev’s annual general shareholders’ meeting.

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

As of December 31, 2008, we had 3,994 participants in our pension plans, including 848 participants in the defined benefit plan, 3,146 participants in the defined contribution plan, and 1,589 retired or assisted participants.

The Plan assets are comprised mainly of time deposits and equity securities (including 11,990 common shares of AmBev with a total fair value of R$1.0 million as of December 31, 2008), government securities and properties. All benefits are calculated and paid in inflation-indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2008, AmBev had liabilities deriving from pension plan benefits obligations in the amount of R$151.8 million.

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

Expenses of AmBev provisioned under these programs amounted to R$109.9 million for the year ended December 31, 2008 and R$69.4 million for the year ended December 31, 2007.

C.	Board Practices

During 2008 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and road shows in Brazil, the United States and Mexico. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Audit Committee (Conselho Fiscal)

At AmBev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment of our bylaws to make the Conselho Fiscal a permanent body. The following members were appointed to the Conselho Fiscal at AmBev’s general and extraordinary meeting held on April 28, 2009, for a term expiring upon the general shareholders’ meeting of 2010: Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti and Aloisio Macário Ferreira de Souza, and, as alternates, respectively, Ary Waddington, Emanuel Sotelino Schifferle and Adair Tieppo. All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Conselho Fiscal include supervision of management, performing analyses and rendering opinions regarding AmBev’s financial statements and performing other duties in accordance with Brazilian Corporate Law and its charter. None of the members of the Conselho Fiscal is also a member of the Board of Directors or of any Committee thereof.

In addition, we have relied on the exemption provided for under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Conselho Fiscal to act independently and to satisfy the other requirements of such Act.

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

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officer are separate positions held by different people. The Board of Directors is supported in its decision-making by the following committees:

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Operations and Finance Committee’s responsibilities are:

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

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito. Throughout the year, the Operations and Finance Committee holds at least six meetings. The members of the Committee are elected by the Board of Directors.

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

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Vicente Falconi Campos, Carlos Alves de Brito and Luis Felipe Pedreira Dutra Leite.

Special Committee

The Special Committee’s responsibilities are to assist the Board of Directors in the following matters:

•	Related party transactions involving Anheuser-Busch and the Company or its subsidiaries;

•	Submission to the Board of Directors of any proposal regarding the abovementioned transactions or contracts; and

•	Other matters related to the abovementioned transactions that the Board of Directors may consider relevant and in the interest of the Company.

Current members of the Special Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attilio Gracioso and Luiz Fernando Ziegler de Saint Edmond. Mr. Álvaro Antônio Cardoso de Souza, Chairman of our Conselho Fiscal, has also attended the Special Committee meetings.

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

As required by Section 303A.12(b) of the NYSE corporate governance standards, our Chief Executive Officer will promptly notify the NYSE in writing after our executive officer becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

D.	Employees

As of December 31, 2008, AmBev and its subsidiaries had 39,301 employees, approximately 54% of whom were engaged in production, 40% of whom were engaged in sales and distribution and 5% of whom were engaged in administration.

The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

Employees as of December 31,
2008	2007
39,301	36,305

The following table shows the geographical distribution of AmBev’s employees as of December 31, 2008:

Geographical Distribution of AmBev Employees
Location	Number of Employees

Latin America North	28,517
Brazil	24,598
Dominican Republic	1,494
Peru	1,217
Venezuela	806
Ecuador	239
Guatemala	163
Latin America South	7,554
Argentina	5,102
Paraguay	529
Bolivia	978
Uruguay	555
Chile	390
Canada	3,230

Total	39,301

Industrial Relations

All of AmBev’s employees in Brazil are represented by labor unions, but only less than approximately 10% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and AmBev. Collective bargaining agreements are negotiated separately for each facility or distribution center. AmBev’s collective bargaining agreements have a term of one year, and AmBev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-ex, Latin America South and Canadian operations.

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

AmBev is required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund (“FGTS”). Under Brazilian law, AmBev is also required to pay termination benefits to Brazilian employees dismissed without cause, equal to 40% (plus 10% to the Brazilian Government) of the accumulated contributions made by AmBev to the FGTS during the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA-ex, Latin America South and Canadian operations.

E.	Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of March 31, 2009:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi (1)	*	*
Carlos Alves de Brito (2)	*	*
Marcel Herrmann Telles (3)	*	*
Roberto Moses Thompson Motta	*	*
José Heitor Attílio Gracioso (4)	*	*
Roberto Herbster Gusmão (5)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
*
João Mauricio Giffoni de Castro Neves	*	*
Nelson José Jamel	*
Ricardo Tadeu Almeida Cabral de Soares	*	*
Carlos Eduardo Klützenschell Lisboa	*	*
Nicolás Ernesto Bamberg	*	*
Michel Dimitrios Doukeris	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Ricardo Manuel Frangatos Pires Moreira	*	*
Rodrigo Figueiredo de Souza	*	*
Márcio Fróes Torres	*	*

*	Indicates that the individual holds less than 1% of the class of securities.

(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.

(2)	Mr. Brito is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Major Shareholders and Related Party Transactions—AmBev’s Major Shareholders”.

(3)

Does not include shares owned through interest in A-B InBev. Mr. Telles is part of the controlling group of A-B InBev, and is also an intervening party to the AmBev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev’s Major Shareholders”.

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

As of March 31, 2009, AmBev had 345,382,378 common voting shares and 268,497,729 preferred shares outstanding (excluding treasury shares). AmBev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing 1 preferred share, and ADSs evidenced by ADRs representing 1 common share. As of March 31, 2009, there were 44,317,254 preferred ADSs outstanding (representing 44,317,254 preferred shares) and 1,396,323 common ADSs outstanding (representing 1,396,323 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and FAHZ, together hold approximately 90.6% of AmBev’s common shares (excluding treasury shares), as of March 31, 2009.

A-B InBev indirectly holds shares of AmBev common stock that represent approximately 74.0% of the total voting power of AmBev’s capital stock (excluding treasury shares). A-B InBev thus has control over AmBev, even though (i) A-B InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

Share Buyback Programs

In 2008, we acquired 318,695 preferred and 731,527 common shares in connection with share buyback programs, at a total cost of R$630.3 million. In 2007, we acquired 23,004,053 preferred and 2,545,502 common shares in connection with share buyback programs, at a total cost of R$3,073.2 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. The following table summarizes the share buyback programs approved by our Board of Directors in 2006, 2007, 2008 and 2009, and the number of shares purchased under each such program until February 26, 2009. For a further description of the programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Approval Date	Shares Repurchased			Amount Repurchased (R$ in thousands )	Date program was finalized
February 22, 2006	(preferred	)	4,161,190	373,008	August 8, 2006
	(common)		213,719	17,095
August 8, 2006	(preferred	)	6,022,444	586,932	November 14, 2006
	(common)		158,573	13,554
November 14, 2006	(preferred	)	8,339,143	870,161	February 5, 2007
	(common)		434,694	40,666
February 5, 2007	(preferred	)	7,011,446	796,504	May 8, 2007
	(common)		1,314,610	140,534
May 8, 2007	(preferred	)	6,947,865	924,414	August 20, 2007
	(common)		71,245	9,185
August 20, 2007	(preferred	)	3,172,157	415,094	December 12, 2007
	(common)		420,181	55,323
December 12, 2007	(preferred	)	3,145,549	394,125	March 3, 2008
	(common)		724,393	87,710
March 3, 2008	(preferred	)	1,953,785	269,190	February 26, 2009
	(common)		386,683	48,482

Total			44,477,677	5,041,977

AmBev’s Major Shareholders

The following table sets forth information as of March 31, 2009 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of New–York – ADR Department (1)	1,396,323	0.4%	44,317,254	16.5%
Interbrew International B.V.	225,587,702	65.3%	102,167,197	38.1%
AmBrew S.A.	29,918,176	8.7%	18,527,458	6.9%
FAHZ (2)	57,347,878	16.6%	—	—
Caixa de Previdência dos Funcionários do Banco Central do Brasil – PREVI	5,195,913	1.5%	24,919,468	9.2%

(1)

Represents the number of shares held in the form of ADSs. The Bank of New York is the depositary of AmBev shares in accordance with the deposit agreement entered into with AmBev and the owners of AmBev ADSs.

(2)	Messrs. Telles, Brito, Dutra, De Marchi, Gracioso and Gusmão, directors of AmBev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—AmBev Shareholders’ Agreement”.

AmBev Shareholders’ Agreement

A-B InBev (through AmBrew S.A. and InterBrew International B.V.), FAHZ, as well as AmBev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement (the “AmBev Shareholders’ Agreement”) with respect to the voting of the shares of AmBev and the voting by AmBev of the shares of its subsidiaries, among other matters.

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

The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Operations and Finance Committee, the Compliance Committee and the Special Committee are currently active. See “Directors, Senior Management and Employees—Board Practices”.

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

•	Election of members of committees of AmBev’s Board of Directors;

•	Cancellation of the registration of AmBev and/or any of its subsidiaries as publicly traded companies;

•	Petition for an arrangement with creditors (“recuperação judicial”) or acknowledgment of bankruptcy by AmBev and/or any of its subsidiaries;

•	Liquidation or dissolution of AmBev and/or any of its subsidiaries; and

•	Appointment of the external auditors of AmBev and/or any of its subsidiaries.

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

Material Related Party Transactions

AmBev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated ), as described in Note 33 to our financial statements.

AmBev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependants) of AmBev and its subsidiaries.

Purchase of Labels from FAHZ

In April 2002, CBB (which has subsequently merged into AmBev) and FAHZ executed an agreement for the industrialization by FAHZ of products (labels), using raw materials supplied by AmBev. The prices varied in accordance with the order, and were determined under arm’s length conditions.

AmBev has entered into a lease agreement with FAHZ, pursuant to which AmBev will lease and operate FAHZ’s assets used to produce our labels. We began operating such assets in June 2008.

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

A-B InBev and Labatt

In August 2004, in connection with the consummation of the merger of Labatt into AmBev, Labatt and the then called InBev entered into a cross-services agreement with a view to:

•	terminating the then-existing services agreement among those entities before the Incorporação;

•	Labatt providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•	InBev providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Labatt Tax Reassessments

In March 2005, due to a notice of reassessment in respect of Labatt’s 1998 taxation year issued by the Canada Revenue Agency in December 2004, and other notices that could be issued, and in view of the indemnification provisions set forth in the Incorporação Agreement, the then called InBev, Labatt and AmBev agreed that Labatt should pay the relevant tax authorities the full amounts due under any such notices, and InBev would reimburse any such amounts, including increased interest expenses as a result of Labatt’s increased leverage ratios, on an annual basis or at each time that Labatt has a credit with InBev over U.S.$40 million. On December 31, 2008, the outstanding amount due under this agreement from A-B InBev is approximately C$31.7 million.

Transfer Pricing

In August 2004, the then called InBev, AmBev and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between InBev and the Labatt companies. The companies confirmed that the Interbrew Transfer Pricing Policy shall continue to be the transfer pricing policy in effect between the InBev companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement.

AmBev and A-B InBev

In March 2005, AmBev and the then called InBev entered into a cross-license agreement through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and A-B InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. AmBev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and A-B InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales up to 7%, which will be the amount of royalties due after the fourth year. Since March 2005, A-B InBev has been distributing Brahma beer in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of Stella Artois in Brazil in June 2005. Labatt and A-B InBev have an arrangement through which Labatt distributes certain A-B InBev beer brands in Canada, and Quinsa and A-B InBev have an arrangement through which Quinsa distributes Stella Artois in Argentina.

As a result of the merger of InBev Brasil into AmBev in July 2005, AmBev has been obtaining tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM’s Normative Ruling No. 319/99. Such amortization will be carried out within the next ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between AmBev, InBev Brasil and the then called InBev on July 7, 2005, established that 70% of the special premium reserve, which corresponded to the tax benefit resulting from the amortization of the special premium derived from the merger, would be used for a capitalization of the Company to the benefit of its controlling shareholder, with the remaining 30% being used for a capitalization of the Company without the issuance of new shares to the benefit of all Company’s shareholders. Pursuant to the Protocol and Justification of the Merger, the Company has since 2005 carried out, with shareholders approval, capital increases through the partial capitalization of the special premium reserve. Accordingly, Interbrew International B.V. and AmBrew S/A, which are subsidiaries of A-B InBev, have subscribed shares corresponding to 70% of the special premium reserve (with AmBev minority shareholders subscribing shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit has been capitalized without issuance of new shares to the benefit of all shareholders. The Protocol and Justification of the Merger also provides, among other matters, that A-B InBev shall indemnify AmBev for any undisclosed liabilities of InBev Brasil.

In April 2005, AmBev and the then called InBev entered into two Services Agreements in order that one company renders to the other (including to its subsidiaries) services such as: internal audit support services, IT support, procurement, marketing and sales support, tax support, among others. Those services agreements are effective until December 31, 2010, unless terminated earlier by any party upon three months’ prior written notice. Such agreements may also be extended by mutual written consent of the parties.

Indemnification Agreement

In the context of the Department of Justice’s antitrust review of A-B’s acquisition by the then called InBev, AmBev and InBev entered on November 13, 2008 into an indemnification agreement pursuant to which InBev agreed to indemnify AmBev under certain circumstances arising from the perpetual license of Labatt branded beer to KPS for consumption in the U.S. and the interim supply of Labatt branded beer to KPS for consumption in the U.S.

A-B InBev and AmBev with BT and IBM

In June 2005, BT Limited, Belgian Branch and the then called InBev entered into a Global Services Agreement for the provision, by BT, to certain affiliates of InBev, including AmBev, of telecommunication services for the IT infrastructure efficiency program carried out by InBev called Global Infrastructure and Services Efficiency Program (GIEP).

A-B InBev and Intra-group Companies

In January 2005, the then called InBev and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Financial Statements”.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see Note 32 of our consolidated financial statements.

Tax Matters

As of December 31, 2008, we had approximately 3,525 tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS value added tax, the IPI excise tax, and income tax and social contributions. As at December 31, 2008, we have made provisions of R$500.9 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of December 31, 2008, we had provisions in connection with cases still pending in the amount of R$61.8 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$306 million as of December 2008, which we have treated as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel, but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount.

We received in 2007 and 2008 five tax assessments from the State of São Paulo in the amount of approximately R$64.7 million (updated December 31, 2008), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentives.

The State of São Paulo has also challenged in the Brazilian Supreme Court laws enacted by other Brazilian states upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered in the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.

Between 2000 and 2004, certain third-party distributors of the then called Cintra obtained preliminary injunctions permitting the non-payment of the IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities considered Cintra responsible for the payment of IPI during the period in which IPI was not collected by the third-party distributors. In 2006 and 2007, Cintra received tax assessments from Brazilian federal tax authorities relating to IPI in the total amount, at that time, of approximately R$228 million. We have provisioned R$193 million, for the settlement of these cases.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma filed a lawsuit with the Federal Courts of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately R$50.9 million as of December 31, 2008). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount. Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reverted the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied, and, therefore, should we lose on the administrative proceeding, we will be required to pay approximately R$50.9 million which have been provisioned by the Company.

During the first quarter of 2005, we received a number of assessments from Brazilian federal tax authorities relating to earnings of our foreign subsidiaries, in the total amount, at that time, of approximately R$2.9 billion. Based on the advice of external counsel, we believe that such assessments are without merit and, accordingly, we have not recorded any provision in connection therewith. In December 2008, the administrative court decided one of the tax assessments relating to earnings of our foreign subsidiaries. This decision was partially favorable to AmBev, and we can still appeal in respect of that portion of the decision which was not favorable to us. Based on the advice of external counsel, we have not recorded any provision in connection therewith. After this decision, we have estimated the total exposures of possible (but not probable) losses to be approximately R$2.7 billion on December 31, 2008.

In order to carry out certain activities, including obtaining BNDES financings, certain tax incentives or registering the sale of real estate, we, like other Brazilian corporations, are required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of December 31, 2008, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$504 million.

Labatt

Labatt was assessed by the Canada Revenue Agency for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the Incorporação of Labatt into AmBev. As of December 31, 2008, the estimated amount of the exposure corresponded to CAD$218.0 million. In the event Labatt is required to pay these amounts, CAD$110.0 million would be reimbursed by A-B InBev. During 2008, as required by Canadian tax law, and in order to be able to challenge these assessments, Labatt paid CAD$115.3 million, CAD$79.2 million of which were reimbursed by A-B InBev. Labatt continues to challenge these assessments (see “Related Party Transaction—A-B InBev and Labatt—Labatt Tax).

Labor Matters

We are involved in approximately 13,240 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution in Brazil. We have made provisions totaling R$222.8 million as of December 31, 2008, in connection with all labor proceedings in which we believe there is a probable chance of loss. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

We have approximately 16 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$67,3 million. These claims are classified as having possible chance of loss and argue, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2008 we had 4,584 civil claims pending in Brazil, including distributors and product-related claims. We are the plaintiff in 1,827 and the defendant in 2,757 of these claims. We have established provisions totaling R$38 million as of December 31, 2008 in connection with civil claims in which we believe there is a probable chance of loss.

AmBev is a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from AmBev, arguing that AmBev signed up singer Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on the advice of outside counsel, we have not recorded a provision in connection with such proceeding.

In June 2007 Labatt and AmBev were named in an Ontario class action lawsuit seeking damages and injunctive relief in connection with changes to retiree health care benefits. AmBev consented to joint representation with Labatt. Prior to motions for class certification, the parties explored dispute resolution alternatives. The parties reached an agreement in principle to settle the matter, which settlement agreement was subsequently approved by the Court on January 13, 2009. The settlement includes cost-sharing of health benefits through payment of deductibles by retirees.

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

We have been notified of 7 claims from 12 holders arguing that they would be entitled to those rights. One of them was ruled favorably to AmBev by the appellate court of the State of São Paulo. Another one is still awaiting final rulings by the same court. A third one was settled. Of the four other claims, one is on first instance without any decision and three were ruled against AmBev in the appellate court of the State of Rio de Janeiro. We have appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro, and so have the warrant holders whose claim was denied by the appellate court of the state of São Paulo.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe that the warrants object of those five proceedings represented on December 31, 2008 5,536,919 preferred and 1,376,344 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

Based on advice from our external counsel, we believe that our chances to prevail on these claims and on the counterclaims are possible. However, no assurance can be given that the unfavorable decisions to AmBev rendered so far may be reverted by the appellate courts or the Superior Court of Justice. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Distributors and product-related claims

Numerous claims have been filed in Brazil against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

AmBev has established provisions in the amount of R$23 million in connection with these claims as of December 31, 2008, based on the advice of outside legal counsel.

Antitrust matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

In February 2002 the Brazilian Association of Antarctica Distributors (“ABRADISA”) filed a complaint challenging the legality of exclusivity provisions in our distribution agreements. This dispute was settled in March 2003, with ABRADISA filing a petition in November 2003 before the Brazilian antitrust authorities stating that the settlement agreement was fully complied with by all its parties and that ABRADISA had no interest in continuing with this proceeding. On December 11, 2008, SDE issued its opinion recommending the dismissal of the case.

In April 2003, Cervejaria Braumeister, a small Brazilian brewer with which we had executed five exclusivity agreements (one for each store), filed a complaint with the Brazilian antitrust authorities alleging that we had breached the performance agreement signed with CADE by imposing exclusivity on them. On July 7, 2008, CADE issued a favorable decision ordering the dismissal of the case.

In February 2004, the Labor Union of the Food and Beverages Industry Workers (Sindicato dos Trabalhadores nas Indústrias de Alimentação e Bebidas) of the city of Jacareí, State of São Paulo, filed a claim with the Brazilian antitrust authorities in connection with the lay-off of employees in our beer plant in Jacareí. In this claim, this union alleged that we breached our performance agreement signed with CADE pursuant to which we committed to maintain the level of employment in our plants. On May 21, 2008, CADE issued a favorable decision ordering the dismissal of the case.

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

On April 2, 2007, Cervejaria Kaiser, which is currently our third largest beer competitor in Brazil and part of the FEMSA Group, filed a complaint with Brazilian antitrust authorities alleging that AmBev’s placement of coolers and exclusivity agreements constituted anti-competitive practices, and also that AmBev launched two combat brands (Puerto del Sol and Puerto del Mar) in order to shield the entry of Kaiser’s product Sol Pilsen in 2006. On December 9, 2008, the SDE requested the opening of two administrative proceedings to investigate the alleged practices. Our preliminary responses were filed before SDE on February 18, 2009.

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers (“AFREBRAS”), the Brazilian Association of Beverages (“ABRABE”), which is composed by Schincariol and Petrópolis – currently our two largest competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our new 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all players in the market. On May 27, 2008, SDE issued an injunction ordering the withdrawal of the new 630ml bottle by AmBev from the market. Due to an appeal filed by AmBev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by AmBev in the states of Rio de Janeiro and Rio Grande do Sul. We will vigorously defend our right to innovate and create differentiation for our products and believe that our competitors’ claims are without merit.

Merger Control

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of the then called Cintra. The transaction was submitted for CADE review on April 19, 2007. (see “— Information on the Company — History and Development of the Company — Overview”). On May 21, 2008, AmBev sold the Cintra brands to Schincariol. In July 2008, CADE issued a favorable decision approving the transaction.

Labatt completed its acquisition of Lakeport on March 29, 2007. The Competition Bureau of Canada had filed an application with the Competition Tribunal for a temporary injunction to delay closing to allow the Bureau to complete its review of the transaction. The Tribunal dismissed the Bureau’s application and allowed the transaction to close as scheduled. The Bureau appealed the Tribunal’s decision to the Federal Court of Appeal. The Court of Appeal rejected the Bureau’s argument on January 22, 2008. The Bureau continued its review of the transaction and concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

CVM

Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, a Brazilian pension fund which is one of our largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that directors involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the adequacy of the disclosure proceeding of the transactions by AmBev’s officers. The CVM requested certain information related to the InBev-AmBev Transactions and, on May 6, 2009, AmBev was informed that the CVM initiated formal inquiry against certain AmBev directors and officers regarding the aforementioned investigations. AmBev’s directors and officers are currently in the process of preparing their defense.

In October 2008, certain current and former directors of AmBev were notified by the CVM that it has decided to initiate a formal regulatory inquiry against them regarding (i) the potential use of privileged information in relation to the trading of AmBev shares between May 2003 and March 2004; (ii) the way certain information regarding AmBev was disclosed to the Brazilian market in March 2004 and (iii) alleged violation of AmBev’s Stock Option plan. The parties involved believe that this inquiry is without merit and presented their defence on November 7, 2008. On April 29 2009, the CVM published its decision accepting a settlement proposal with Mr. Felipe Dutra pursuant to which the regulatory inquiry will be closed without a decision on the merits, subject to the payment of R$250 thousand. The settlement proposal does not entail the recognition of any wrongdoing on the part of Mr. Dutra, whether express or implied, nor amounts to an admission as to any of the alleged facts described in the regulatory inquiry. The regulatory inquiry will continue in connection with the other directors, who have not presented settlement proposals, and is now awaiting distribution to the Board of Directors of the CVM and the selection of one CVM director to act as rapporteur.

Environmental matters

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. This case is still in the discovery phase.

The Public Attorney of the State of Rio de Janeiro has requested the initiation of a civil investigation to investigate anonymous reports of pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the state of Rio de Janeiro. Currently this investigation is in the discovery phase. AmBev expects this investigation to be dismissed as it has presented several expert opinions, including one from the State environmental agency (“FEEMA”), showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation to investigate the author of the alleged crime, which is also in the discovery phase. AmBev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Public Attorney (“Promotoria”) of Viamão, State of Rio Grande do Sul requested the initiation of a civil investigation to investigate reports made by local population of pollution around the plant. AmBev reached a settlement with the Promotoria of Viamão on June 12, 2007. In February 2009 the investigation was suspended for a period of 3 years in order to be certified that the settlement was entirely accomplished by AmBev.

Brazilian Alcohol Industry Litigation

On October 28, 2008, the Brazilian Ministério Público Federal filed a suit for damages against AmBev and two other beverage companies claiming total damages of approximately 2.8 billion reais (of which approximately 2.1 billion reais are claimed against AmBev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, the damages to society. AmBev believes such claims are without merit and intends to vigorously defend this litigation.

Dividend Policy

For information regarding our dividend policy, see “Key Information—Selected Financial Data—Dividends—Dividend Policy”.

B.	Significant Changes

Except as otherwise described in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2008.

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

Shares

The table below shows the quoted high and low closing sales prices in Reais on Bovespa for preferred and common shares for the indicated periods. All shares prices have been restated to reflect AmBev’s stock bonus and reverse stock split described in the preceding paragraph as well as the reverse stock split.

Trading Prices on the Bovespa: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Annual
2009	98.96	75.80	123.52	90.13
2008	133.00	72.00	146.80	86.00
2007	142.59	92.18	146.00	102.45
2006	94.41	73.91	105.35	80.36
2005	116.65	49.96	90.16	55.68
2004	118.23	52.90	69.28	43.70
Quarterly
2009
First Quarter	92.80	75.80	112.02	90.13
2008
First Quarter	133.00	106.60	146.80	116.60
Second Quarter	120.00	95.23	139.09	100.61
Third Quarter	94.00	79.38	107.20	89.71
Fourth Quarter	91.00	72.00	110.90	86.00
2007
First Quarter	107.31	92.18	113.45	102.45
Second Quarter	141.80	107.51	143.00	113.15
Third Quarter	141.20	115.00	141.99	118.16
Fourth Quarter	142.59	112.20	146.00	122.48
2006
First Quarter	81.73	73.91	94.76	85.96
Second Quarter	90.92	74.34	101.35	80.36
Third Quarter	88.22	77.93	98.96	86.16
Fourth Quarter	94.41	82.93	105.35	91.41
2005
First Quarter	116.65	87.42	70.13	55.68
Second Quarter	79.10	49.96	75.25	58.66
Third Quarter	67.95	58.15	83.46	72.47
Fourth Quarter	77.13	61.45	90.16	74.97

Trading Prices on the Bovespa: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Monthly
2009
January	89.00	78.99	106.50	93.30
February	85.90	79.22	102.00	93.26
March	92.80	75.80	112.02	90.13
April	98.96	90.32	123.52	109.20
2008
January	123.80	106.60	131.05	116.60
February	133.00	115.98	146.80	128.00
March	130.00	115.99	142.70	130.40
April	120.00	106.99	139.09	119.87
May	115.99	104.90	131.30	113.01
June	106.00	95.23	114.85	100.61
July	93.00	79.38	99.00	89.71
August	88.99	82.49	102.90	91.00
September	94.00	85.50	107.20	95.74
October	91.00	72.00	105.50	86.00
November	89.99	78.50	109.29	93.00
December	90.00	78.00	110.90	94.98
2007
January	98.61	92.18	110.34	102.45
February	103.81	96.67	113.15	102.95
March	107.31	98.92	113.45	102.65
April	118.10	107.51	122.05	113.15
May	132.10	119.00	133.50	121.50
June	141.80	132.00	143.00	131.30
July	141.20	132.00	142.00	129.50
August	135.00	115.00	136.00	118.16
September	135.82	126.70	135.50	127.30
October	142.00	135.49	146.00	135.00
November	142.59	122.20	143.00	122.48
December	131.99	122.47	138.00	127.00

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

As of December 31, 2008 there were 19 registered holders of our common ADSs, with 1,524,723 ADSs outstanding. As of December 31, 2008, there were 16 registered holders of our preferred ADSs, with 44,370,211 ADSs outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect AmBev’s stock bonus and the reverse stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Annual
2009	46.20	31.07	56.38	37.11
2008	79.75	30.07	88.22	36.51
2007	80.00	42.67	82.48	47.75
2006	44.06	31.59	49.14	34.02
2005	43.75	21.45	40.43	20.99
2004	43.38	17.08	24.49	14.01
2003	17.17	9.94	22.05	11.24
2002	15.63	8.48	18.58	9.25

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Quarterly
2009
First Quarter	40.46	31.07	50.13	37.11
2008
First Quarter	79.75	60.26	88.22	64.45
Second Quarter	70.42	59.37	80.50	63.25
Third Quarter	57.58	41.82	65.10	49.37
Fourth Quarter	47.50	30.07	55.69	36.51
2007
First Quarter	52.15	42.67	54.96	47.75
Second Quarter	74.59	52.44	75.12	54.96
Third Quarter	76.62	56.92	76.94	55.57
Fourth Quarter	80.00	64.64	82.48	65.75
2006
First Quarter	37.70	33.25	44.35	38.54
Second Quarter	43.84	31.59	48.57	34.02
Third Quarter	40.50	34.95	45.90	38.71
Fourth Quarter	44.06	38.55	49.14	42.57
2005
First Quarter	43.75	35.00	26.55	20.99
Second Quarter	25.50	21.45	31.24	23.26
Third Quarter	30.11	23.65	37.29	29.30
Fourth Quarter	34.70	27.15	40.43	33.27
Monthly
2009
January	39.20	32.85	46.72	38.94
February	38.39	34.00	45.19	40.45
March	40.46	31.07	50.13	37.11
April	46.20	40.45	56.38	49.14
2008
January	70.99	60.26	76.89	64.45
February	79.75	65.00	88.22	72.15
March	77.20	65.40	85.17	75.55
April	70.42	62.65	80.50	70.52
May	69.61	64.26	79.15	68.67
June	64.58	59.37	70.00	63.25
July	57.58	50.20	61.98	57.31
August	56.11	52.40	65.10	58.72
September	52.23	41.82	60.94	49.37
October	47.50	30.07	55.69	36.51
November	40.05	30.24	50.44	39.95
December	39.30	30.80	48.80	37.96
2007
January	46.54	42.67	51.96	47.83
February	49.33	45.67	54.13	48.33
March	52.15	45.88	54.96	47.75
April	57.99	52.44	60.02	55.29
May	67.86	57.30	68.60	59.10
June	74.59	66.38	75.12	66.16
July	76.62	70.00	76.94	68.50
August	70.36	56.92	70.59	55.57
September	70.79	65.02	73.13	65.23
October	80.00	74.10	81.71	75.67
November	80.00	64.64	82.48	65.75
December	73.88	66.54	76.94	69.44

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

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for Bovespa is Companhia Brasileira de Liquidação e Custódia (“CBLC”), which is owned, among others, by Bovespa.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2008, the aggregate market capitalization of all the companies listed on Bovespa was equivalent to approximately R$1.4 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2008, the ten most actively traded issues represented approximately 48% of the total volume of shares traded on Bovespa, comparable to the 46.8% of total volume in 2007.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

ITEM 10.	ADDITIONAL INFORMATION

A.	Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social “). This description is qualified in its entirety by reference to the Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2008, there were 268,600,593 total preferred shares outstanding and 345,402,874 total common shares outstanding, excluding the shares held in treasury. We are authorized to increase our capital upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

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

General

Our registered name is Companhia de Bebidas das Américas—AmBev and our registered office is in São Paulo, SP, Brazil. Our registration number with the São Paulo Commercial Registry is 35,300,157,770. AmBev’s principal corporate purposes include the production and sale of beer, CSDs and other beverages. A more detailed description of AmBev’s purposes can be found in Chapter I, Article 3 of AmBev’s bylaws.

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

Payment of Dividends

Under Brazilian Corporate Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. AmBev’s bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made in the form of dividends and interest on shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is deductible for income tax purposes up to a certain limit established in Brazilian tax laws (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we have no liability for such payment.

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

Interest on Shareholders’ Equity

Since 1996 Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”). The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

The amounts paid as interest on shareholders’ equity are deductible for AmBev’s income tax purposes and, as of 1997, also became deductible for social contribution purposes. This deduction is limited to the greater of (i) 50% of the current net in come before the tax deduction of the interest on shareholders’ equity or any deduction for income tax; or (ii) 50% of retained earnings plus any statutory earnings reserve.

Interest on shareholders’ equity is treated similarly to dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders, resident or not in Brazil, upon receipt of such interest payment, which tax is collected by the Company on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax haven jurisdiction according to Brazilian tax legislation, the withholding tax is due at a 25% rate. According to Brazilian tax legislation, a shareholder’s country or location should be deemed a tax-haven jurisdiction when such country or location (a) does not tax income, (b) taxes income at a rate lower than 20%, or (c) imposes restrictions on the disclosure of shareholding composition, on the ownership of investments, or on the ultimate beneficiary of earnings that are attributed to non-residents. The Brazilian Revenue Service periodically issues an exhaustive list naming tax haven jurisdictions. However, after recent modifications made to Brazilian tax law, to date, the Brazilian tax authorities have still not enacted an updated list in this respect.

The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the mandatory dividend owed to shareholders.

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

Unrealized Income Reserve

Pursuant to Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceeds the sum of:

(i)	Our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

(ii)	The net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

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

Goodwill from shares issued

Pursuant to the Brazilian Corporate Law, the amount received from subscription shares in excess of the average book value of the shares should be allocated in this reserve. The amount can be used for future capital increases without the issuance of new shares or to support our share buy-back program.

Fiscal Benefit of goodwill amortization - Normative Instruction 319/99

Pursuant to the Normative Instruction 319/99 issued by CVM, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition becomes deductible for income tax and social contribution purposes, and this future tax benefit is recorded as a capital reserve by the public company. As this benefit is realized, the public company increases its capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement .

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

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (AmBev’s capital as of December 31, 2008 was R$6,602.0 million), prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

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

A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a publicly-held company such as AmBev, the attorney-in-fact may also be a financial institution.

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

•

Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board. All of AmBev’s directors have been appointed by the controlling shareholders;

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

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, among others, AmBev and the then called InBev, and the other amendments is discussed in “Major Shareholders Related and Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement.”

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

The Antitrust Performance Agreement

We were subject to one antitrust performance agreement in Brazil. This agreement was signed with CADE, relating to the Brahma and Antarctica combination, and on July 28, 2008, CADE decided that all obligations under the agreement have been considered fulfilled.

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

On July 24, 2007, our 100% owned finance subsidiary, AmBev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. We agreed to complete a registered exchange offer for the 2017 bonds on or before November 30, 2008. Because we did not complete a registered exchange offer as of that date, effective December 1, 2008 the coupon on the bonds increased from 9.500% to 10.000% per annum in accordance with the terms of the indenture. The respective registered exchange offer was declared effective by the SEC on February 26, 2009, when the coupon reverted to 9.500%.

License Agreements

We have a number of important license agreements, including a cross-license agreement with A-B InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows A-B InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and A-B InBev and according to which we may distribute Stella Artois branded beer in Canada and Argentina. See “Information on the Company—Licenses”. See also, for the AmBev-A-B InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added taxes payable and (ii) ICMS deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between AmBev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country. Although the Brazilian Supreme Court has already declared part of Pará State’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision. Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. See “Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

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

Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident in Brazil, are subject to Brazilian income tax. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law in different situations, in which case the applicable rate would be 25%.

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our preferred shares, preferred ADSs, common shares, or common ADSs is registered under Resolution No. 2,689 or under Law No. 4,131. In the case of gains arising from an investment registered under Resolution No. 2,689, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%. In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if (c) it imposes restrictions on the disclosure of shareholding composition, on the ownership of investments, or on the ultimate beneficiary of earnings that are attributed to non-residents.

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions (“black-list”)2. Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification, to date, an updated “black-list” of tax-haven jurisdictions has still not been issued. It is possible that, when and if the Brazilian tax authorities eventually issue a new “black-list”, the legal definition of a tax-haven jurisdiction is illegally broadened to all types of transactions carried out in Brazil, without considering the different criteria that should apply to each of these particular transaction types.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains. However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Resolution No. 2,689 and the investor is not located in a tax-haven jurisdiction, considering the definition described above, that should apply to this situation. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Resolution No. 2,689 and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 2,689), or (b) such a sale is made under the Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt. If the foreign investor is located in a tax-haven jurisdiction (considering the definition for each type of investment), this investor will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction, as defined for investments under Law No. 4,131, described above). There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred and common shares under the Resolution 2,689 will continue in the future or that it will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of preferred or common shares.

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of AmBev will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the common shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale is made by The Bank of New York or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, if the ADSs were to be considered assets located in Brazil by the tax authorities.

[2]

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

Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on a company’s shareholders’ equity. Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time.

Distributions of interest on shareholders’ equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction. In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when such country or location (a) does not tax income, (b) taxes income at a rate lower than 20%, or (c) imposes restrictions on the disclosure of shareholding composition, on the ownership of investments, or on the ultimate beneficiary of earnings that are attributed to non-residents. Notwithstanding this statutory definition, to date, the Brazilian tax authorities have not enacted an updated “black-list” of the countries and locations considered tax-haven jurisdictions.

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on profit, both of which are taxes levied on AmBev’s profits, as long as the payment of a distribution of interest is approved in a general meeting of shareholders of AmBev. The amount of such deduction cannot exceed the greater of:

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

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by Non-Brazilian Holders to individuals or entities resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from December 17, 2007, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

(i)	inflow and outflow related to transactions carried out in the Brazilian stock exchange by investors which register their investment under Resolution No. 2,689, zero; and

(ii)	payment of dividends and interest on shareholders’ equity related to the investment mentioned under item (i) above, zero.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving common or preferred shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. IOF/Bonds may also be levied on transactions involving common or preferred ADSs if they are considered assets located in Brazil by the tax authorities. As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The rate of this tax with respect to common or preferred shares and common or preferred ADSs (if applicable) is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent there is a gain realized on the transaction and only on a prospective basis.

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

Temporary Contribution on Financial Transaction (CPMF). Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that resulted in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution could be subject to the CMPF, at the rate of 0.38%. From January 1, 2008 onwards, the CPMF has ceased to exist.

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

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•	Insurance companies;

•	Tax-exempt organizations;

•	Dealers in securities or currencies;

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	Banks, mutual funds or other financial institutions;

•	Partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the United States dollar;

•	United States expatriates;

•	An S corporation or small business investment company;

•	Real estate investment trusts;

•	Investors in a pass-through entity;

•	Holders of preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

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

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. federal income tax purposes:

•	A citizen or resident of the United States;

•	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be subject to tax as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of preferred shares, preferred ADSs, common shares or common ADSs, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding or disposing of preferred shares, preferred ADSs, common shares or common ADSs should consult its own tax advisor regarding the U.S. federal income tax consequences to them of holding or disposing of preferred shares, preferred ADSs, common shares or common ADSs.

A “Non-U.S. Holder” is a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs who or which is not a U.S. Holder and that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

For U.S. Federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS. Accordingly, the conversion of ADSs to shares or the conversion of shares to ADSs will not be taxable transactions for U.S. federal income tax purposes.

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

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003, in the case of dividends that constitute qualified dividend income and are received by an individual U.S. Holder during the tax years beginning after 2002 and before 2011, such dividends will be taxed at the same rate that is applicable to long-term capital gains. For this purpose, qualified dividend income includes any dividends paid with respect to stock in a foreign corporation if such stock is “readily tradable on an established securities market in the United States” and the corporation is not a PFIC (as discussed below). Based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will, but the preferred shares and common shares will not, be treated as readily tradable on an established securities market in the United States. Consequently, dividends paid with respect to ADSs, but not to shares held directly by U.S. Holders, should constitute “qualified dividend income.”

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

For U.S. federal income tax purposes, the amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares or common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, although the matter is not entirely clear, we believe and have taken and intend to continue to take the position, that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or preferred ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. Alternatively, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code and a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that can be included in the U.S. Holder’s gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share, common ADS, preferred share or preferred ADS, as applicable, generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes. Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

Passive Foreign Investment Company (“PFIC”) rules

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of, a PFIC for U.S. federal income tax purposes. In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. The determination of whether the preferred shares, preferred ADSs, common shares or common ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Subject to certain exceptions, once a U.S. Holder’s preferred shares or common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC. In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of common shares, common ADSs, preferred shares or preferred ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, the part of the distribution during a taxable year that exceeds 125% of the average annual taxable distribution the U.S. Holder received on the common shares, common ADSs, preferred shares or preferred ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs). Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the common shares, common ADSs, preferred shares or preferred ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each other year (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder that owns common shares, common ADSs, preferred shares or preferred ADSs during any year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its common shares, common ADSs, preferred shares or preferred ADSs, provided the common shares, common ADSs, preferred shares or preferred ADSs, for purposes of the rules, constitute “marketable stock” as defined in U.S. Treasury Regulations. A U.S. Holder electing the mark-to-market regime generally would treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income and would be allowed an ordinary deduction for any decrease in the value of common shares, common ADSs, preferred shares or preferred ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s basis in common shares, common ADSs, preferred shares or preferred ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide holders with information sufficient to permit any U.S. Holder to make such election.

Deposits and Withdrawals

Deposits or withdrawals of preferred shares or common shares in exchange for preferred ADSs or common ADSs, as applicable, will not result in the realization of any gain or loss for U.S. federal income tax purposes.

Taxation of Non-U.S. Holders

Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to preferred shares, preferred ADSs, common shares or common ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs unless (i) the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then, generally speaking, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to the payment of dividends to non-corporate U.S. Holders or the proceeds received on the sale, exchange or redemption of shares or ADSs by non-corporate U.S. Holders, and such amounts may be subject to U.S. backup withholding tax (currently at a rate of 28%). Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain enumerated categories of persons and, when required, demonstrates this fact or (ii) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be claimed as a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

You may obtain documents from AmBev by requesting them in writing, at the following addresses or by telephone:

Companhia de Bebidas das Américas – AmBev

Attention: Telephone numbers: Fax: Email:	Investor Relations Department (55-11) 2122-1415 (55-11) 2122-1414 (55-11) 2122-1526 ir@ambev.com.br

You may obtain additional information about AmBev on its website at www.ambev-ir.com. The information contained therein is not part of this annual report.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum and sugar. Market risk is the potential loss arising from adverse changes in market rates and prices. We enter into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made according to our risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

These instruments are accounted for based on their characteristics. See Note 29 to our consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

Commodity Risk

We use a large volume of agricultural goods to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

We produce approximately 80% of our consolidated malt needs. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Information on the Company—AmBev Business Overview—Production and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2008, our derivative activities consisted of sugar, wheat, aluminum and heating oil derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2008. The contract terms of these instruments have been categorized by expected maturity dates.

Principal Maturity Periods
Derivatives Instruments (1)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(R$ million, except price per ton)
Sugar Derivatives
Notional Ammount	119.7	37.7					157.4	(15.8)
Average Price (R$/ton)	652.3	725.9					670.0
Wheat Derivatives
Notional Ammount	79.4						79.4	(37.2)
Average Price (R$/ton)	524.5						524.5
Aluminum Derivatives
Notional Ammount	464.8						464.8	(292.2)
Average Price (R$/ton)	3,710.6						3,710.6
Heating Oil Derivatives
Notional Ammount	6.2						6.2	(1.5)
Average Price (R$/gallon)	3.7						3.7

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008. The contract terms of these instruments have been categorized by expected maturity dates.

AmBev Profile as of December 31, 2008
Debt Instruments	2009	2010	2011	2012	2013	ThereAfter	Total
U.S Dolar Denominated Debt Fixed Rate
Notional Ammount			(1,273.71)		(1,183.42)		(2,457.13)
Average Pay Rate			10.50%		8.75%		9.66%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(13.05)	(13.19)	(1.10)				(27.35)
UMBNDES + Average Pay Rate	5.18%	5.18%	5.18%				5.18%
International Debt
U.S Dolar Denominated Debt Fixed Rate	(176.11)	(71.67)	(73.06)	(72.27)		(278.29)	(671.39)
Average Pay Rate	6.97%	7.31%	7.29%	7.30%		5.87%	6.62%
International Debt
Reais Denominated Debt Fixed Rate			(716.56)	(469.42)		(217.25)	(1,403.23)
Average Pay Rate			14.39%	14.39%		9.50%	13.63%
International Debt
CAN Denominated Debt Fixed Rate				(892.87)			(892.87)
Average Pay Rate				2.85%			2.85%
International Debt
Other Latin America Currency Fixed Rate	(515.83)	(160.21)	(51.14)	(13.18)	(2.61)		(742.97)
Average Pay Rate	15.84%	11.98%	7.56%	21.90%	13.40%		14.54%
Reais Denominated Debt Float. Rate - TJLP
Notional Ammount	(107.70)	(99.43)	(24.06)	(13.45)	(4.59)		(249.23)
TJLP + Average Pay Rate	3.29%	3.20%	1.75%	1.75%	1.75%		3.00%
Reais Debt - ICMS Fixed Rate
Notional Ammount	(8.45)	(190.87)					(199.33)
Average Pay Rate	11.37%	11.37%					11.37%
Reais Debt - Debentures Floating Rate - CDI
Notional Ammount	(817.05)			(1,247.28)			(2,064.33)
Average Pay Rate % CDI	101.75%			102.50%			102.20%
Reais Debt - Working Cap. Debts Float. Rate - CDI
Notional Ammount	(1,500.00)						(1,500.00)
Average Pay Rate % CDI	102.00%						102.00%
Reais Debt - Indust. Loan Debts Float. Rate - TR
Notional Ammount	(450.00)						(450.00)
Average Pay Rate	9.72%						9.72%
Total Debt	(3,588.20)	(535.37)	(2,139.64)	(2,708.47)	(1,190.62)	(495.54)	(10,657.83)

AmBev Profile as of December 31, 2008
Cash Instruments	2009	2010	2011	2012	2013	ThereAfter	Total
USD Denominated Cash and cash Equivalents
Notional Ammount	70.1						70.1
BRL Denominated Cash and cash Equivalents
Notional Ammount	231.2						231.2
CAD Denominated Short Term Investments
Notional Ammount	325.1						325.1
Average Interest Rate	1.85%						1.85%
U.S. Denominated Short Term Investments
Notional Ammount	1,139.3						1,139.3
Average Interest Rate	0.96%						0.96%
U.S. Denominated Long Term Investments
Notional Ammount	744.9						744.9
Average Interest Rate	2.00%						2.00%
BRL Denominated Short Term Investments
Notional Ammount	474.5						474.5
Average Interest Rate	13.62%						13.62%
BRL Denominated Long Term Investments
Notional Ammount	185.0					49.6	234.7
Average Interest Rate	13.62%					12.85%	13.46%
Other Latin American Currency Investments
Notional Ammount	79.3						79.3
Total	3,249.3					49.6	3,298.9

Principal Maturity Periods
Derivatives Instruments (1)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Ammount	1,574.0	280.4	(169.4)	64.9	(338.9)	182.3	1,593.2	(53.0)
Average Interest Rate	5.91%	4.82%	4.85%	5.08%	5.51%	5.51%	5.84%
BM&F DI Futures
Notional Ammount	(252.5)	(305.0)	(5.0)	(2.5)		(53.0)	(618.0)	(0.7)
Average Interest Rate	10.28%	10.98%	9.58%	8.88%		4.94%	10.15%
USD x R$ CCIRS
Notional Ammount			1,569.8		1,387.9		2,957.8	190.2
Average Interest Rate			6.06%		6.51%		6.27%
FIXED x BA CCIRS
Notional Ammount		621.7	(322.1)				299.5	29.3
Average Interest Rate		5.23%	5.84%				4.57%
Fixed x CDI IRS
Notional Ammount						300.0	300.0	(32.0)
Average Interest Rate						13.39%	13.39%

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2009	2008	2007	2006
1st Quarter	6.25	6.25	6.50	9.00
2nd Quarter	6.25	6.25	6.50	8.15
3rd Quarter		6.25	6.25	7.50
4th Quarter		6.25	6.25	6.85

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003 until December 31, 2008, the Real appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The Real depreciated against the U.S. dollar by 31.87% during 2008.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2008 included debt of R$3,128.53 million.

Current Exposure

As of December 31, 2008, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2008. The contract terms of these instruments have been categorized by expected maturity dates.

Principal Maturity Periods
Derivatives Instruments (1)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Ammount	1,574.0	280.4	(169.4)	64.9	(338.9)	182.3	1,593.2	(53.0)
Average Interest Rate	5.91%	4.82%	4.85%	5.08%	5.51%	5.51%	5.84%
BM&F Dolar Future
Notional Ammount	(2,266.9)						(2,266.9)	75.9
Average Interest Rate	2.59%						2.59%
USD x R$ CCIRS
Notional Ammount			1,569.8		1,387.9		2,957.8	190.2
Average Interest Rate			6.06%		6.51%		6.27%
Euro x R$ CCIRS
Notional Ammount	200.2						200.2	5.3
Average Interest Rate	4.07%						4.07%
NDF CAD x BRL
Notional Ammount			693.0	495.8			1,188.8	298.8
Average Unit Price - CAD			1.21	1.20			1.20
FDF CAD x USD
Notional Ammount	215.0						215.0	11.1
Average Unit Price - CAD	1.15						1.15
NDF ARS x USD
Notional Ammount	475.5			280.4			755.9	220.2
Average Unit Price - Pesos	3.35			3.09			3.35
NDF ARS x EURO
Notional Ammount	66.1						66.1	8.6
Average Unit Price - Pesos	4.72						4.72
NDF CLP x USD
Notional Ammount	26.9						26.9	4.7
Average Unit Price - Pesos	532.46						532.46
NDF UYU x USD
Notional Ammount	44.0						44.0	6.2
Average Unit Price - Pesos	21.75						21.75
NDF PEN x USD
Notional Ammount	44.5	9.5					54.1	(1.5)
Average Unit Price - Soles	3.24	3.28					3.25
FDF PEN x USD
Notional Ammount	90.2	10.6					100.8	2.3
Average Unit Price - Soles	3.18	3.23					3.18

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13.	DEFAULT, DIVIDENDS ARREAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, and who includes the Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The effectiveness of our internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To

The Board of Directors and Shareholders

Companhia de Bebidas das Américas – AmBev

São Paulo – SP, Brazil

1.	We have audited Companhia de Bebidas das Américas – AmBev and its subsidiaries’ (the Company’s) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia de Bebidas das Américas – AmBev’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4.	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.	In our opinion, Companhia de Bebidas das Américas – AmBev and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

6.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expenses, and cash flows for the years then ended, and our report dated May 13, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil

May 13, 2009

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, as added by Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Álvaro Antônio Cardoso de Souza, with an extensive work-related finance background, who is “independent” as set forth in Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

ITEM 16B.	CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officer, principal financial officer and principal accounting officer, among others. The code became effective in 2003; it was last amended on December 11, 2006 and is attached to this annual report as an Exhibit. If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2008 and 2007. The chart below sets forth the total amount billed to us by KPMG Auditores Independentes, for services performed in the years 2008 and 2007, and breaks down these amounts by category of service:

	2008	2007
	(R$ thousands)
Audit Fees	5,618.9	5,006.5
Audit-Related Fees	701.3	689.8
Tax Fees	46.9	144.2
All Other Fees	144.0	55.5
Total	6,511.1	5,896.0

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2008 and 2007 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2008 and 2007 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The audited financial statements herein have been audited by KPMG Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of KPMG Auditores Independentes are located at Rua Dr. Renato Paes de Barros, 33, in the city of São Paulo, São Paulo. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SPO14428/O-6. On April 9, 2007, KPMG Auditores Independentes substituted Deloitte Touche Tohmatsu Auditores Independentes as the Company’s independent auditor.

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

Preferred Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	1,382,677	120.63	Not Specified	Not Specified
February-08	40,844	135.79	Not Specified	Not Specified
March-08	1,952,815	137.78	Not Specified	Not Specified
April-08	8,041	135.83	Not Specified	Not Specified
May-08	656,218	125.32	Not Specified	Not Specified
June-08	3,590	110.83	Not Specified	Not Specified
July-08	209	100.85	Not Specified	Not Specified
August-08	84,840	98.93	Not Specified	Not Specified
September-08	34,097	101.66	Not Specified	Not Specified
October-08	9,332	91.77	Not Specified	Not Specified
November-08	22,482	104.61	Not Specified	Not Specified
December-08	0	0.00	Not Specified	Not Specified
January-09	0	0.00	Not Specified	Not Specified
February-09	0	0.00	Not Specified	Not Specified
March-09	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Common Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	185,764	110.21	Not Specified	Not Specified
February-08	31,979	131.91	Not Specified	Not Specified
March-08	386,836	125.38	Not Specified	Not Specified
April-08	368	119.81	Not Specified	Not Specified
May-08	62,736	109.87	Not Specified	Not Specified
June-08	1,193	100.26	Not Specified	Not Specified
July-08	950	84.88	Not Specified	Not Specified
August-08	17,085	86.20	Not Specified	Not Specified
September-08	13,009	87.62	Not Specified	Not Specified
October-08	219	91.15	Not Specified	Not Specified
November-08	6,680	85.44	Not Specified	Not Specified
December-08	0	0.00	Not Specified	Not Specified
January-09	0	0.00	Not Specified	Not Specified
February-09	0	0.00	Not Specified	Not Specified
March-09	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

The publicly announced programs referenced in the above tables are the following:

Approval Date	Period	Common or Preferred	Maximum number of Preferred shares	Maximum Number of Common shares	Maximum amount (R$ thousand)
November-05	365 days	Preferred	19,755,889	—	500,000
February-06	180 days	Common and Preferred	9,839,872	3,781,217	500,000
August-06	360 days	Common and Preferred	6,697,250	3,703,971	1,000,000
November-06	360 days	Common and Preferred	13,168,972	3,250,073	1,000,000
February-07	360 days	Common and Preferred	Not specified	Not specified	1,000,000
May-07	360 days	Common and Preferred	Not specified	Not specified	1,000,000
August-07	360 days	Common and Preferred	Not specified	Not specified	500,000
December-07	360 days	Common and Preferred	Not specified	Not specified	500,000
March-08	360 days	Common and Preferred	Not specified	Not specified	750,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in Item 6C, “Differences Between the United States and the Brazilian Corporate Governance Practices”.

ITEM 18.	FINANCIAL STATEMENTS

COMPANHIA DE BEBIDAS DAS AMÉRICAS -

AMBEV

Consolidated Financial Statements

December 31, 2008 and 2007

(With Independent Auditors’ Report Thereon)

To

The Board of Directors and Shareholders

Companhia de Bebidas das Américas – AmBev

São Paulo – SP, Brazil

1.	We have audited the accompanying consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and its subsidiaries (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expenses, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas—AmBev and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations, the consolidated recognized income and expenses, and the consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

4.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia de Bebidas das Américas – AmBev’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 13, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil

May 13, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

(Expressed in millions of Brazilian reais, except for per share amounts which are in R$)

CONSOLIDATED INCOME STATEMENTS:

	Note	2008	2007
Net sales		20,713.2	19,579.5
Cost of sales		(7,217.6)	(6,599.2)

Gross profit		13,495.5	12,980.4

Sales and marketing expenses		(4,956.3)	(4,609.1)
Administrative expenses		(1,037.0)	(1,012.9)
Other operating income/(expense)	7	383.5	306.8

Income from operations before non-recurring items		7,885.7	7,665.2

Non-recurring items	8	(59.2)	72.5

Income from operations		7,826.5	7,737.8

Finance cost	11	(1,447.6)	(1,399.3)
Finance income	11	256.8	236.3

Net finance cost		(1,190.8)	(1,163.1)

Share of results of associates		2.3	4.2

Income before income tax		6,638.0	6,578.9

Income tax expense	12	(1,447.2)	(1,510.1)

Net income		5,190.9	5,068.8

Attributable to:
Equity holders of AmBev	23	5,119.1	5,003.4
Minority interest		71.8	65.4
Basic earnings per share – preferred	23	8.79	8.44
Basic earnings per share – common	23	7.99	7.68
Diluted earnings per share– preferred	23	8.10	7.30
Diluted earnings per share– common	23	7.36	6.64

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSES

(Expressed in millions of Brazilian reais)

	2008	2007
Exchange differences on translation of foreign operations (gains/ (losses))	1,192.9	(511.2)
Full recognition of actuarial gains and (losses)	(26.8)	(46.4)
Cash flow hedges	67.3	6.6

Net result recognized directly in equity	1,233.4	(551.0)
Net income	5,190.9	5,068.8

Total recognized income and expenses	6,424.3	4,517.8
Attributable to:
Equity holders of Ambev	6,359.0	4,458.5
Minority interests	65.3	59.4

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(Expressed in millions of Brazilian reais)

	Note	2008	2007
Assets
Non-current assets
Property, plant and equipment	13	7,304.6	6,047.5
Goodwill	14	17,912.4	17,180.6
Intangible assets	15	2,492.9	2,042.6
Investments in associates		30.5	22.5
Investment securities	16	317.4	240.6
Deferred tax assets	17	1,817.8	1,841.4
Employee benefits	25	19.9	18.5
Trade and other receivables	19	2,624.2	2,809.0

		32,519.6	30,202.7

Current assets
Investment securities	16	0.1	174.8
Inventories	18	2,018.1	1,450.9
Taxes receivable		479.7	528.9
Trade and other receivables	19	3,428.7	2,912.2
Cash and cash equivalents	20	3,298.9	2,308.2
Assets held for sale	21	67.9	102.6

		9,293.3	7,477.7

Total assets		41,813.0	37,680.4

The accompanying notes are an integral part of the consolidated financial statements.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007 (CONTINUED)

(Expressed in millions of Brazilian reais)

	Note	2008	2007
Equity and liabilities
Equity
Issued capital	22	6,602.0	6,105.2
Reserves	22	321.5	(944.7)
Retained earnings	22	13,864.0	12,959.4

Equity attributable to equity holders of AmBev		20,787.5	18,120.0

Minority interests	22	224.1	506.7

		224.1	506.7
Non-current liabilities
Interest-bearing loans and borrowings	24	7,069.6	7,530.3
Employee benefits	25	784.3	814.1
Deferred tax liabilities	17	821.2	697.2
Trade and other payables	28	626.4	665.5
Provisions	27	962.9	950.1

		10,264.3	10,657.3

Current liabilities
Bank overdrafts	20	18.8	67.3
Interest-bearing loans and borrowings	24	3,588.2	2,270.5
Taxes payable		680.8	844.2
Trade and other payables	28	6,147.5	5,131.1
Provisions	27	101.8	83.2

		10,537.1	8,396.4

Total equity and liabilities		41,813.0	37,680.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

(Expressed in millions of Brazilian reais)

	2008	2007
Net income	5,190.9	5,068.8
Depreciation, amortization and impairment	1,290.7	1,084.9
Impairment losses on receivables and inventories	56.0	37.2
Additions/(reversals) in provisions and employee benefits	190.8	111.0
Net financing cost	1,190.8	1,163.1
Other non-cash items included in the net income	7.8	46.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(20.0)	(3.1)
Loss/(gain) on assets held for sale	(26.6)	0.8
Equity-settled share-based payment expense	57.8	38.7
Income tax expense	1,447.2	1,510.1
Share of result of associates	(2.3)	(4.2)

Cash flow from operating activities before changes in working capital and use of provisions	9,383.1	9,054.1

Decrease/(increase) in trade and other receivables	(202.5)	(144.9)
Decrease/(increase) in inventories	(395.3)	20.1
Increase/(decrease) in trade and other payables	710.9	200.6

Cash generated from operations	9,496.2	9,129.9

Interest paid	(976.9)	(1,389.6)
Interest received	92.6	76.6
Income tax paid	(1,579.4)	(608.0)

Cash flow from operating activities	7,032.6	7,209.0

Proceeds from sale of property, plant and equipment	53.9	193.3
Proceeds from sale of intangible assets	18.1	8.7
Repayments of loans granted	0.7	13.9
Acquisition of subsidiaries, net of cash acquired	—	(432.7)
Purchase of minority interests	(691.9)	1.2
Acquisition of property, plant and equipment	(1,782.0)	(1,497.4)
Acquisition of intangible assets	(175.3)	(88.0)
Net proceeds/(acquisition) of debt securities	231.4	(352.0)
Net proceeds/(acquisition) of other assets	135.3	8.7
Payment of loan granted	(4.2)	(2.5)

Cash flow from investing activities	(2,214.1)	(2,146.8)

Proceeds from the issue of shares capital	55.7	128.3
Proceeds from borrowings	6,502.8	8,486.3
Proceeds/repurchase of treasury shares	(600.6)	(2,992.0)
Repayment of borrowings	(6,545.4)	(7,689.7)
Cash net finance costs other than interests	(605.7)	(120.9)
Payment of finance lease liabilities	(10.8)	(4.7)
Dividends paid	(2,801.8)	(2,053.8)

Cash flow from financing activities	(4,005.7)	(4,246.5)

Net increase/(decrease) in cash and cash equivalents	812.7	815.7
Cash and cash equivalents less bank overdrafts at beginning of year	2,240.9	1,488.3
Effect of exchange rate fluctuations	226.4	(63.1)
Cash and cash equivalents less bank overdrafts at end of year	3,280.0	2,240.9

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“A-B InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

The consolidated financial statements were approved by the Board of Directors on May 5, 2009.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). AmBev has not early adopted any international standards that have not became effective in 2008.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These are the Company’s first IFRS Consolidated Financial Statements and IFRS 1- First Time Adoption of IFRS has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Company is provided in note 4.

The Consolidated Financial Statements were prepared in accordance with IFRS standards and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that were in force on December 31, 2008. In addition, the Company prepares and presents its Consolidated Financial Statements in accordance with the Brazilian Generally Accepted Accounting Practices (“BRGAAP”), based on the provisions included in the Brazilian Business Corporation Act and the rules issued by the Brazilian Securities and Exchange Commission (“CVM”) up to December 31, 2008 and said practices differ, in some aspects, from the IFRS. When preparing the Consolidated Financial Statements for fiscal year 2008, the Company adjusted accounting, evaluation and consolidation methods, applied in BRGAAP, in order to comply with the practices adopted in IFRS. The comparative data related to 2007 were recalculated to reflect these adjustments, except for those described in the exemption of optional accounting practices, explained in Notes 4.2. These Consolidated Financial Statements are being presented in accordance with IFRS as additional information to the BRGAAP consolidated financial statements, which will be fully replaced with IFRS Financial Statements as from the quarter to be ended on March 31, 2009, as permitted by CVM Instruction No. 457, of July 13, 2007. The reconciliation and the description of the effects of the transition from the accounting practices adopted in Brazil to the IFRS, related to equity, income and cash flow, are shown in Notes 4.3.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed hereafter.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing an opening IFRS balance sheet at 1 January 2007 for the purposes of the transition to IFRS.

(b) Consolidated financial statements

Subsidiaries are those companies in which AmBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities in which the Company has significant influence, over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

The financial statements of our subsidiaries, jointly controlled entities and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Jointly controlled entities are consolidated using the proportionate method of consolidation. The Company consolidates the net liabilities and the income of the companies Agrega Inteligência em Compras Ltda. (“Agrega”) and ITB—Ice Tea do Brasil Ltda. (“ITB”), in proportion to its participation in these companies.

The Company also consolidates the financial statements of the Taurus Investment SPC (“Taurus Investment”) fund, an investment fund fully controlled through the Company’s subsidiaries.

Associates are accounted for by the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Ambev’s share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Ambev has incurred obligations in respect of the associate.

Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of AmBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to reais at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation as from January 1, 2005 (see note 4.2), are translated to Brazilian Reais at foreign exchange rates ruling at the balance sheet date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Brazilian Reais at rates approximating to the foreign exchange rates ruling at the dates of the transactions. The income and expenses of foreign operations in hyperinflationary economies are translated to Brazilian Reais at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

The most important exchange rates that have been used in preparing the financial statements are:

Currency	Name	Country	Closing rate December 31, 2007	Closing rate December 31, 2008
CAD	Canadian Dollars	Canada	1.8046	1.9134
DOP	Dominican Pesos	Dominican Republic	0.0533	0.0661
USD	US Dollars	Ecuador and Luxemburg	1.7713	2.3370
GTQ	Guatemala’s Quetzal	Guatemala	0.2321	0.3006
PEN	Peruvian Sol	Peru	0.5909	0.7438
VEF	Venezuelan Bolivars	Venezuela	0.8240	1.0883
ARS	Argentinean Peso	Argentina	0.5621	0.6774
BOB	Bolivian	Bolivia	0.2309	0.3306
PYG	Paraguayan Guarani	Paraguay	0.0004	0.0005
UYU	Uruguayan Peso	Uruguay	0.0822	0.0959
CLP	Chilean Peso	Chile	0.0036	0.0037

(d) Intangible assets

Distribution rights

A distribution right is the right to distribute products in a certain territory. Distribution rights are recognized at cost or at fair value when acquired through a business combination.

Brands

If part of the consideration paid in a business combination is related to brands, they are recognized in a specific account of the Intangible assets group and are measured at fair value. In-house expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to item k below).

Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and jointly controlled entities.

Acquisitions prior to January 1, 2005

As part of its transition to IFRSs, the Company elected to restate under IFRS 3 only those business combinations that occurred on or after January 1, 2005. In respect for acquisitions prior to January 1, 2005, goodwill represents the amount recognized under the Company’s previous consolidated financial statements accounting framework, Brazilian GAAP (“BRGAAP”).

Acquisitions on or after January 1, 2005

For acquisitions on or after January 1, 2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquirer. When the excess is negative (negative goodwill), it is recognized immediately in profit or loss.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to Brazilian Reais using the year-end exchange rate, excepted for the acquisitions prior to January 1, 2005 for which the company treated them as its assets.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AmBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3.

Expenditure on internally generated goodwill is expensed as incurred.

(e) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on witch they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditure

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives, are as follows:

Buildings	25 years
Plant and equipment	10 years
Fixtures and fittings	5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated since it is deemed to have an infinite life.

(f) Accounting for operating and finance leases

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Amortization and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(g) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which AmBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in equity. On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in equity. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(h) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

(i) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses in the realization of receivables.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demandable deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(k) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation	of recoverable amount

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Impairment testing of intangible assets with an indefinite useful life is primarily based on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AmBev’s overall approach is to test goodwill at the cash generating unit level, as defined by IAS 36 Impairment of Assets.

Reversal	of impairment losses

Impairment losses in respect of goodwill or investments in equity securities are not reversed. Impairment losses on other assets are reversed if the subsequent increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(l) Share capital

Shares rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity. Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

Repurchase of shares

When AmBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recorded in liabilities in the period in which they are declared.

(m) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) when a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks of the liability.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced publicly. Expenditures related to the Company’s on-going activities are not provided for.

(n) Employee benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. AmBev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

Where the calculated amount of a defined benefit plan liability is negative (an asset), AmBev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to AmBev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with drugs and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period in which the bonus is earned. Bonuses paid in shares are treated as share-based payments.

(o) Share-based payments

Different share and share option programs allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(p) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

(q) Trade and other payables

Trade and other payables are recognized at amortized cost.

(r) Income tax and social contribution

Income tax and social contribution comprise current and deferred tax. Income tax and social contribution are recognized in the income statement, except if related to items recognized directly in equity, in which case, the tax effect is also recognized directly in equity. Companies have the option to distribute interest attributed to shareholders’ calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed. The income tax effect of interest attributable to shareholders’ is recorded as income tax expense in the income statement, when declared.

Current tax is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

According to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and deductible differences between the tax and accounting bases of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recognized: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable profits will occur.

(s) Income Recognition

Income is recognized when it is probable that the benefits associated with a transaction will flow to the company and the income can be measured reliably.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and discounts for cash payments.

Rental and royalty revenue

Rental revenue is recognized under other operating income on a straight-line basis over the term of the lease. Royalties are also recognized in other operating income on an accrual basis in accordance with the substance of the relevant contract.

Government grants

Government grants are recognized in the balance sheet as deferred income when there is reasonable assurance that it will be received and that the Company will comply with all the conditions attached to it. Grants that compensate the Company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses related to it are incurred.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized for the accrual period unless collectability is in doubt. Dividend income is recognized in the income statement in the year in which the dividend is declared.

(t) Expenses

Royalty expenses

Royalties paid to companies which do not form part of the consolidated financial statements are recognized as cost of sales.

Finance costs

Finance costs consist of interest payable on borrowings calculated based on the effective interest rate, foreign exchange losses, currency losses net of gains with currency hedging instruments, income from interest hedging instruments, losses from hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, as well as any losses from hedge ineffectiveness.

All interest and other costs incurred related to borrowings or financial transactions are recognized as finance costs. The interest related to finance leases is recognized in the income statement, using the effective interest rate.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expended in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

Non-recurring items

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature.

(u) Derivative financial instruments

AmBev uses derivative financial instruments in order to hedge against risks related to foreign currency, interest rates and commodity prices. AmBev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount for which the asset could be realized and the liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized both in the income statement and in equity.

The concept of cash flow hedge is applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash	flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is reclassified into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

(v) Segment reporting

AmBev’s primary segment reporting format is geographical because our risks and rates of return are affected primarily by the fact that we operate in different geographical areas. The Company’s management structure and its internal reporting system to the board of directors is also set forth this way. A geographical segment is an identifiable component of the Company engaged in providing products and services within a particular economic environment, subject to risks and returns that are different from other components. According to IAS 14 Segment Reporting, AmBev’s geographical segments are: Latin America North (consisting of the operations in Brazil and in the countries in the northern portion of Latin America), Latin America South (consisting of the operations of Quilmes and in the countries of the Southern Cone) and Canada (consisting of the operations of Labatt in Canada). The Company’s assets are primarily located in the same geographical areas.

The businesses of the Company and its subsidiaries are substantially based on the sale of beer. However, the non-alcoholic beverage segment exceeds the limit of 10% of total revenues to third parties. Therefore, this segment is reported as a secondary segment.

(w) Non-current assets held for sale

AmBev classifies non-current assets as held for sale when the residual value of a given asset will be recovered through a sale transaction rather than through continuing use. Immediately after the classification as held for sale, these assets are measured based on what is lower of their residual value and their fair value less cost to sell. Any impairment loss is recognized in the income statement, as well as any subsequent gains or losses at their remeasurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(x) Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008 and have not been applied in preparing these consolidated financial statements.

IFRS 8 OPERATING SEGMENTS

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for AmBev’s 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Currently AmBev presents segment information in respect of its geographical and business segments. We do not expect that IFRS 8 will trigger a material change to our current segment reporting.

REVISED IAS 23 BORROWING COSTS

Revised IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for AmBev’s 2009 financial statements and will constitute a change in accounting policy for AmBev. In accordance with the transitional provisions AmBev will apply the revised IAS 23 to qualifying assets for which capitalization of borrowing costs commences on or after the effective date of the standard. We do not expect any material impact on our consolidated financial statements.

IFRIC 13 CUSTOMER LOYALTY PROGRAMS

IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for AmBev’s 2009 financial statements, is not expected to have any material impact on our consolidated financial statements.

REVISED IAS 1 PRESENTATION OF FINANCIAL STATEMENTS (2007)

Revised IAS 1 Presentation of Financial Statements (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for AmBev’s 2009 consolidated financial statements, is not expected to have an impact on the presentation of the consolidated financial statements. AmBev plans to provide total comprehensive income in an income statement and a separate single statement of other comprehensive income for its 2009 consolidated financial statements.

AMENDMENTS TO IAS 32 FINANCIAL INSTRUMENTS: PRESENTATION AND IAS 1 PRESENTATION OF FINANCIAL STATEMENTS – PUTTABLE FINANCIAL INSTRUMENTS AND OBLIGATIONS ARISING ON LIQUIDATION

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application required, are not expected to have any material impact on our consolidated financial statements.

REVISED IFRS 3 BUSINESS COMBINATIONS (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AmBev’s operations:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

•

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for AmBev’s 2010 consolidated financial statements, will be applied prospectively and therefore there will be no impact on prior periods in AmBev’s 2010 consolidated financial statements.

AMENDED IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by AmBev in a subsidiary, while maintaining control, to be recognized as an equity transaction. When AmBev loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for AmBev’s 2010 consolidated financial statements, are not expected to have any material impact on our consolidated financial statements.

AMENDMENT TO IFRS 2 SHARE-BASED PAYMENT – VESTING CONDITIONS AND CANCELLATIONS

Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2, that will become mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application, are not expected to have any material impact on our consolidated financial statements.

IFRIC 14 THE LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction clarifies that availability of pension assets is the case when, at the balance sheet date, there is an unconditional right to the surplus now or in the future by means of reimbursements and/or reductions in future contributions. Minimum funding requirements may have an impact on the availability. IFRIC 14, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with limited retrospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 15 AGREEMENTS FOR THE CONSTRUCTION OF REAL ESTATE

IFRIC 15 Agreements for the Construction of Real Estate concludes that revenues for real estate construction projects will have to be recognized using the completed contract method in many cases, except for specific situations where the percentage of completion method of revenue recognition can be applied. This is the case when a contract relates to the sale of assets, but during the construction of these assets revenue recognition criteria are met on a continuous basis (in relation to the completed part of the project). IFRIC 15, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with retrospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 16 HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION

IFRIC 16 Hedges of a Net Investment in a Foreign Operation discusses a number of issues in relation to hedging currency risks on foreign operations (net investment hedges). IFRIC 16 specifically confirms only the risk from differences between the functional currencies of the parent and the subsidiary can be hedged. Additionally, currency risks can only be hedged by every (direct or indirect) parent company, as long as the risk is only hedged once in the consolidated financial statements. IFRIC 16 also determines the hedge instrument of a net investment hedge can be held by every group company, except for foreign operation itself). IFRIC 16, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions). A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. IFRIC 17, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

IFRIC 18 TRANSFERS OF ASSETS FROM CUSTOMERS

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls it. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances. IFRIC 18, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

AMENDMENTS TO IFRS 1 FIRST-TIME ADOPTION OF IFRSS AND IAS 27 CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS – COST OF AN INVESTMENT IN A SUBSIDIARY, JOINTLY-CONTROLLED ENTITY OR ASSOCIATE

Amendments to IFRS 1 First-time Adoption of IFRSs and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate (endorsed by the European Union) revises, amongst others, the accounting for ‘pre-acquisition dividends’ received from participating interests. Those dividends should be recognized as revenue, but such dividends may imply an indicator for the impairment of the participating interest. The amendment, which becomes mandatory for AmBev’s 2009 consolidated financial statements, with prospective application, is not expected to have any material impact on our consolidated financial statements.

AMENDMENT TO IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT – ELIGIBLE HEDGED ITEMS

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”). The amendment to IAS 39, which becomes mandatory for AmBev’s 2010 consolidated financial statements, with retrospective application, is not expected to have any material impact our consolidated financial statements.

IMPROVEMENTS TO IFRS (2008)

Improvements to IFRSs (2008) is a collection of minor improvements to existing standards. This collection, which becomes mandatory for AmBev’s 2009 consolidated financial statements, is not expected to have any material impact on our consolidated financial statements.

4. TRANSITION TO IFRS

4.1 Application of IFRS 1

As stated in note 3 a), these are the Company’s first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2008, the comparative information presented in these financial statements for the year ended December 31, 2007 and in the preparation of an opening IFRS balance sheet at January 1, 2007 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Brazilian GAAP (BRGAAP) which is its old basis of accounting (previous GAAP) for the consolidated financial statements.

An explanation of how the transition from previous GAAP to IFRSs has affected the AmBev financial position, financial performance and cash flows is set out in the following notes and tables.

4.2 Exemptions from some requirements of other IFRS.

The Company elected to use the following exemptions from other IFRS, under IFRS 1:

(a) Business Combinations:

As part of its transition to IFRS, the Company elected to restate, in accordance with IFRS 3, only those business combinations that occurred on or after January 1, 2005.

For the business combinations occurring prior to January 1, 2005 the Company recognized intangible assets existing at the date of acquisitions that had been previously included within goodwill. For those business combinations occurring prior to January 1, 2005 the Company did not apply IAS 21 The effects of Changes in Foreign Exchange Rates and, therefore, fair value adjustments (intangible assets) and goodwill have been treated as assets of the Company rather than assets of the acquiree.

For acquisitions on or after January 1, 2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. For these acquisitions the Company has not used the exemption related to IAS 21 as mentioned above.

The acquisitions remeasured by the Company based on IFRS 3 are disclosed in note 4.3 (d).

(b) Cumulative translation differences:

Translation differences that arose prior to the date of transition to IFRSs in respect of all foreign entities have not been presented as a separate component of equity. Therefore, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs.

(c) Share-based payment transactions:

The Company applied IFRS 2 share-based payment to equity instruments that were granted after November 7, 2002 that had not yet vested on January 1, 2007.

4.3 Explanation of transition to IFRS

The following items provide a description of the main differences between IFRS and BRGAAP that affected the Company’s Consolidated Financial Statements:

(a) Reversal of the adjustment for inflation on subsidiaries abroad

According to BRGAAP, the financial statements of our subsidiaries with operations in Venezuela and in Peru include adjustments for inflation in certain periods.

For the purposes of IFRS, based on IAS 21 The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements, Venezuela and Peru have not been deemed as a hyperinflationary economy for the periods indicated and, therefore, the amounts are presented based on the balance sheets in local currency, translated to Brazilian Reais at the foreign exchange rates in force at the end of the period for the balance sheet amounts and at average rates for each month of the year for the income statement and the cash flow statement.

The effect of the reversal of the adjustment for inflation on subsidiaries in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	(26.3)	(16.3)
Property, plant and equipment	(26.3)	(16.3)
Current assets	3.6	(2.0)
Inventories	3.9	(2.0)
Trade and other receivables	(0.3)	(0.2)
Equity	(22.7)	(18.3)

(b) Impairment of assets

At the date of transition, under Brazilian GAAP, companies were required to determine on a recurring basis if operating income was sufficient to absorb the depreciation of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written down to recoverable values. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure that the asset is depreciated according to estimated net realizable values at the estimated date of substitution.

Under IFRS, the carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill and intangibles with an indefinite life are tested for impairment annually. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Based on the analyses defined by IAS 36, on the transition date, a provision of R$18.0, for the recovery losses of certain goodwill was recognized in retained earnings. The equity effect of this adjustment was R$10.0 as of December 31, 2007.

The impairment loss recorded at the transition date relates to the goodwill for which the cash generating units (product lines) was discontinued prior to the transition date. These assets were previously recorded in Latin America North segment and their recoverable amount is nil at transition date.

(c) Deferred charges

On the transition date, BRGAAP allowed the deferral of pre-operating expenses incurred in the construction of new facilities or in the expansion of existing ones until the beginning of operations in these facilities, after which amortization would begin.

According to IAS 38 Intangible Assets, pre-operating expenses incurred in the construction of new facilities or in the expansion of existing ones does not meet the recognition criteria of an intangible asset and, therefore, must be recorded as an expense as incurred.

The effect of the write-off of the pre-operating expenses in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	(74.2)	(57.7)
Property, plant and equipment	(76.4)	(60.2)
Intangible assets	2.2	2.4
Equity	(74.2)	(57.7)

(d) Business combinations

According to BRGAAP, generally, the difference between the amount paid and the book value of the net assets acquired comprise the goodwill. Such goodwill is usually attributed to the difference between the book value and the fair value of net assets acquired or justified based on the expectation of future profitability, being amortized during the remaining useful lives of the assets or up to ten years. In addition, when the book value of the net assets acquired exceeds the amount paid for the acquisition, this results in negative goodwill. Usually, negative goodwill is not amortized, but realized upon the disposal of the investment.

Under IFRS, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

According to IFRS 3 Business Combinations, if there is an excess of the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over the cost of the acquisition, then the acquirer must recognize any remaining excess in profit or loss immediately .

For BRGAAP purposes, the net balance of goodwill on January 1, 2007 amounted to R$18,331.3, which is being amortized over ten years. On January 1, 2007, the net balance of the negative goodwill totaled R$192.7.

As previously mentioned, the Company chose to remeasure only the business acquisitions occurred on or after January 1, 2005 following the business combination exemption under IFRS 1.

For acquisitions that occurred prior to January 1, 2005, the goodwill recorded in accordance with BRGAAP, in the amount of R$15,510.6, was maintained and no amortization has been recorded as from the transition date. The net balance of negative goodwill existing on this date was also fully written-off to retained earnings.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates goodwill and fair value adjustments arising on acquisitions after January 1, 2005 have been treated as assets and liabilities of the foreign operation. Thus, they have been expressed in the functional currency of the foreign operation and translated at the closing rate.

The following business combinations, occurred after January 1, 2005, generated the following differences between BRGAAP and IFRS:

•	Quinsa transaction

On April 13, 2006, as part of an integrated transaction (already established in the 2003 agreement, AmBev acquired the remaining shares of Beverage Associates (BAC) Corp. (“BAC”) in Quinsa and, as a result, the full control of its operations, for a total amount of R$2,738.8. With the closing of the operation, on August 8, 2006, AmBev’s interest in Quinsa’s capital increased from 56.83% to 91.36%. Before April 13, 2006, due to a shareholders’ agreement between AmBev and BAC, each shareholder exercised 50% control over the operations of Quinsa.

Under BRGAAP, a goodwill amounting to R$2,331.1 was recorded arising from the difference between the purchase price and the carrying amount of the net assets acquired, which was attributed to the future expected profitability, being amortized up to seven years.

Under IFRS, this acquisition was recorded in accordance with IFRS 3 Business Combinations. In order to measure the value of the goodwill, the total purchase price of R$2,738.8, was compared to the fair value of the net identifiable assets acquired, measured as R$1,506.1, which resulted in a goodwill of R$1,232.7 on the acquisition date (equivalent to R$1,229.6 at January 1, 2007).

The difference on the purchase price between BRGAAP and IFRS refers to cost directly attributable to the acquisition which were considered as part of the consideration paid under IFRS while these costs were recorded as expenses when incurred under BRGAAP.

•	Lakeport transaction

On March 30, 2007, Labatt Canada acquired Lakeport Brewing Income Fund.

Under BRGAAP, this acquisition generated a goodwill amounting to CAD$205.9 (equivalent to R$371.8, on March 30, 2007), arising from the difference between the purchase price and the carrying amount of the net assets acquired, which was attributed to the expected future profitability, being amortized in ten years.

Pursuant to IFRS, this acquisition was recorded in accordance with IFRS 3 Business Combinations. In order to measure the goodwill, the total purchase price of CAD$208.5 (equivalent to R$376.2 on December 31, 2007), was compared to the fair value of the net identifiable assets acquired, measured at CAD$27.1 (equivalent to R$48.9 on December 31, 2007), which resulted in a goodwill amounting to CAD$181.4 (equivalent to R$327.3 on December 31, 2007).

The difference on the purchase price between BRGAAP and IFRS refers to costs directly attributable to the acquisition which were considered as part of the consideration paid under IFRS while these costs were recorded as expenses when incurred under BRGAAP.

•	Cintra transaction

On March 28, 2007, the Company acquired Goldensand - Comércio e Serviços Lda. (“Goldensand”), holder of 95.89% of the shares of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”). In addition, the Company, through a subsidiary, also acquired 4.11% of the shares of Cintra, becoming, therefore, the holder of 100% of the capital of this company.

Under BRGAAP, these acquisitions generated goodwill of R$376.1, arising from the difference between the purchase price and the book value of the net assets acquired, which was attributed to the future expected profitability, being amortized over ten years.

Pursuant to IFRS, this operation was recorded, on the transition date, in accordance with IFRS 3 Business Combinations. In order to measure the goodwill, the total purchase price of R$49.6 was compared to the fair value of the net assets acquired, measured at R$(247.4), which resulted in a goodwill amounting to R$297.0.

The effect of the business combinations adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	2,209.1	857.3
Property, plant and equipment	(1,600.6)	392.0
Goodwill (net)	2,195.1	(1,488.8)
Intangible assets	1,667.6	1,954.1
Deferred tax assets	(53.1)	—
Current assets	(4.7)	(2.7)
Non-current liabilities	213.5	33.7
Deferred tax liabilities	213.5	33.7
Current liabilities	(152.7)	(152.6)
Equity	2,143.6	973.6

(e) Financial Instruments:

Under IFRS, all financial assets and liabilities are recognized initially at fair value. Usually, fair value is the value that was paid (in the case of assets) or received (in the case of liabilities) in consideration. The fair value of a financial instrument must include transaction costs, unless assets are subsequently measured at fair value through profit and loss. The financial instruments are classified in one of the following five categories:

•

Financial assets and liabilities at fair value through profit and loss: these may be divided into two subcategories: assets and liabilities for trading and assets and liabilities assigned to this category at the moment of their initial recognition. The instruments for trading are those that were acquired or generated in order to be traded in the short term. Derivative instruments are always classified in this category, unless they are assigned as hedging instruments. Instruments assigned at fair value through profit and loss are those that the company voluntarily decided to classify in this category, at the moment of their initial recognition, regardless of their nature or characteristic.

•	Loans and receivables: these include financial assets or liabilities with payments that are fixed or may be defined, which are not quoted in a market deemed as active;

•	Assets held to maturity: these are financial assets with payments that are fixed or may be defined, with a maturity date, which the entity is capable of maintaining and intends to keep up to maturity;

•	Available-for-sale financial assets: all assets that have not been classified in the above-mentioned categories.

•

Other: these are the residual categories similar to the category of available-for-sale assets. All financial assets, except for derivatives, financial liabilities for trading or assigned at fair through profit and loss are automatically classified in this category. Ordinary examples are trade accounts receivable, interest-bearing loans and borrowings and advances to customers.

The valuation of financial assets and liabilities depends on their classification, as follows:

•	Assets and liabilities at fair value through profit and loss: recorded at fair value through profit and loss;

•	Loans and receivables: recorded at cost plus charges measured based on the effective interest rate through profit and loss;

•	Assets held to maturity: recorded at cost plus charges through profit and loss;

•	Available-for-sale financial assets: recorded at fair value with a corresponding entry in equity;

•	Other liabilities: recorded at cost plus charges measured based on the effective interest rate through profit and loss;

According to BRGAAP, financial instruments, including marketable securities, on the transition date, were recorded at cost, plus income accrued up to the date of the financial statements, in accordance with the rates agreed with the financial institutions, and which were not higher than the market value.

The effect of the adjustments on financial instruments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Current assets	12.8	20.7
Trade and other receivables	12.8	20.7
Non-current liabilities	253.0	312.6
Interests-bearing loans and borrowings	253.0	312.6
Current liabilities	7.6	(5.4)
Equity	(247.8)	(286.5)

(f) Accounting for derivative instruments

According to BRGAAP, derivative instruments are recorded at the lower of cost plus accumulated interest and fair value. In addition, unrealized gains or losses, arising from transactions with hedging instruments, contracted to minimize the risks in the purchase of raw materials, are deferred and recognized in the income statement when realized. In accordance with BRGAAP, on the transition date, there was no specific standard dealing with the accounting of derivative instruments other than for financial institutions.

Under IFRS, IAS 39 Financial Instruments requires that the company recognizes all derivatives as assets or liabilities in the financial statements and measures these instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as:

•	hedge against exposures to changes in the fair value of an asset or liability recognized or with a firm unrecognized commitment;

•	hedge against exposure to variable cash flows of an expected transaction; or

•	hedge against foreign currency exposure of a net investment in foreign operations.

The recorded changes in the fair value of a derivative (i.e., gains and losses) depend on the intended use of the derivative and its designation. Derivatives that are not designated as part of a hedging relationship must be recorded at fair value with gains and losses in the income statement. Certain conditions must be met in order to designate a derivative as hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the variation of the fair value of the hedge will be: (1) offset with a variation of the fair value of the assets, liabilities or hedged commitment in the income statement; or (2) maintained in equity until the hedged item is recognized in the income statement. If the hedge criteria are no longer met, the derivative instrument will then be booked as a trading instrument. If a derivative instrument designated as hedge is settled, the gain or loss will be deferred and amortized over the remaining contractual term of the risk management instrument settled or upon the maturity of the designated asset or liability, whichever occurs first.

The effect of the adjustments on derivative instruments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	15.7	49.8
Deferred tax assets	(19.5)	(2.3)
Trade and other receivable	35.2	52.1
Non-current liabilities	40.7	123.8
Interest-bearing loans and borrowings	4.4	102.1
Deferred tax liabilities	36.3	21.7
Current liabilities	(2.4)	(70.1)
Interest-bearing loans and borrowings	—	(64.0)
Trade and other payables	(2.4)	(6.1)
Equity	(22.6)	(3.8)

(g) Employee Benefits

Under BRGAAP, the Company uses Deliberação CVM Nº 371 to recognize pension benefits liabilities and other post-retirement benefits in its financial statements. As allowed by the standard, temporary gains or losses (understood as the difference between the net assets of the plan and the estimate of obligations with benefits – PBO) are treated as a off-balance amounts, and they are recognized in the financial statements using the corridor method.

The effect of the adjustments related to employee benefits in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	135.6	156.6
Deferred tax assets	135.6	156.6
Non-current liabilities	559.3	551.5
Employee benefits	573.7	566.3
Deferred tax liabilities	(14.4)	(14.7)
Equity	(423.6)	(394.9)

(h) Income tax and social contribution:

Under IFRS, deferred tax is recognized for the estimated future tax effects of temporary differences and tax loss carry-forwards. A deferred tax liability is recognized for all taxable temporary differences while a deferred tax asset is recognized only to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilized. Deferred tax liabilities and assets are classified as non-current. Current tax liabilities and assets are offset if the entity has a legally enforceable right to offset current tax liabilities and assets, and the current tax liabilities and assets relate to income taxes levied by the same tax authority. If the criteria for offsetting current tax assets and liabilities are met, then deferred tax assets and liabilities also are offset. Income tax related to items recognized, in the current or a previous period, directly in equity is recognized directly in equity.

Under BRGAAP, deferred tax assets are recognized for the estimated future tax effects of tax loss carryforward and temporary differences to the extent that their realization is probable and whenever the following conditions are met: (a) if the company presents taxable income in at least three of the last five years; and (b) there is the expectation of future taxable income based on a feasibility study that allows the realization of deferred tax assets in a maximum period of ten years (or a shorter term determined by the legislation), taking into account the future income at its present value. Deferred tax liabilities are recognized on temporary differences. The deferred tax assets and liabilities should be classified as current or non-current according to the expectation of their realization and presented gross rather than being netted;

The effect of the deferred tax adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	290.8	128.4
Deferred tax assets	290.8	128.4
Non-current liabilities	549.1	720.2
Deferred tax liabilities	549.1	720.2
Equity	(258.3)	(591.7)

(i) Accounting for dividends and interest attributed to shareholder’s:

According to IFRS, proposed or declared dividends after the balance sheet date, but prior to the authorization for the issuance of the financial statements, should not be recognized as liabilities, unless they comply with the definition of liability on the balance sheet date.

According to BRGAAP, a liability for the dividends proposed by management that, subsequent to the end of the year, will be submitted to the shareholders for evaluation should be recorded in the balance sheet, at the end of the year.

On the transition date and on December 31, 2007, the effect of the differences between the accounting practices above is nil as all dividends has been declared before the approval of the financial statements.

(j) Accounting for foreign exchange variation on investments abroad:

At the date of transaction under BRGAAP, gains and losses arising from the translation of foreign subsidiaries for consolidation purposes are recorded in income.

Under IFRS, the Company recognizes these gains or losses directly in the Shareholders’ equity as translation reserves. As previously mentioned, at the transition date, the Company deemed the cumulative translation differences for all foreign operations to be zero.

The effect of the differences between the accounting practices above are recorded in the statement of recognized income and expenses as from the transition date. The effect of this adjustment was R$508.2 as of December 31, 2007.

(k) Governments Grants:

Under BRGAAP, certain types of tax incentives granted by the Government, should be recorded as a capital reserve, directly in equity.

According to IFRS, governments grants received by the Company are in line with the concept of revenues, since they are inflows of economic funds arising in the ordinary course of business, which result in an increase in equity; therefore, said incentives are recognized as revenue.

On January 1, 2007, the equity effect of the difference between the accounting practices above is nil, however, the difference between reserves under BRGAAP and retained earnings under IFRS was R$113.6. On December 31, 2007 this difference was R$149.5.

(l) Share-based payments:

The Company applied IFRS 2 Share Based Payment, to equity instruments that were granted after November 7, 2002 and that had not vested by January 1, 2005.

At the transition date, the Company has only share-settled share based payment transactions.

Under BRGAAP, at the transition date, there was no specific standard regarding presentation and recognition of share-based payments.

The effect of the share-based payment adjustments in the balance sheet and shareholders’ equity on December 31, 2007 and January 1, 2007 is as follow:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current liabilities	(9.5)	—
Employee benefits	(9.5)	—
Current liabilities	(14.1)	(21.2)
Trade and other payables	(14.1)	(21.2)
Equity	23.6	21.2

As the Company used to finance its employees stock options and the shares issued in the share option plan are the loan guarantee, another adjustment due to the accounting criteria difference has been recognized, as follows:

(In millions of Brazilian Reais)	December 31, 2007	January 1, 2007
Non-current assets	(41.6)	(72.8)
Trade and other receivables	(41.6)	(72.8)
Equity	(41.6)	(72.8)

Under BRGAAP these loans were recorded as an asset, and under IFRS this amount has been recorded in equity, since it was guaranteed by AmBev’s shares.

(m) Earnings per share:

Under BRGAAP, earnings per share are generally calculated by dividing the net income by the number of shares outstanding of the share capital at the end of the year. The concept of diluted earnings per share does not exist. The adjustment of figures for previous periods per share split or reverse share split or similar transactions is not required.

Under IFRS, basic and diluted earnings per share (EPS) are required only for entities with publicly traded ordinary shares or potential ordinary shares.

Basic EPS is calculated as the profit or loss attributable to ordinary shareholders of the parent entity for the period, divided by the weighted average number of ordinary shares outstanding.

Diluted EPS is calculated by adjusting the numerator used for basic EPS, and the weighted average number of shares outstanding (denominator), for the effects of all dilutive potential ordinary shares that were outstanding during the reporting period.

The current and prior period figures for basic and diluted EPS are adjusted for transactions other than the conversion of potential ordinary shares that adjust the number of shares without a corresponding change in total equity (e.g., bonus share issue or share consolidation or split). Basic and diluted EPS also are adjusted for a bonus issue, share split or reverse share split that occurs after the reporting date but before the financial statements are authorized for issue. The number of ordinary shares is adjusted as if the event had occurred at the beginning of the earliest period presented.

See note 23 for additional information regarding the earnings per share computation.

(n) Reclassifications:

Under IFRS the following main reclassifications were carried out in the financial statements:

i) Balance sheet reclassifications:

•	Assets held for sale of R$86.7 and R$102.7 as of January 1, 2007 and December 31, 2007, respectively, were reclassified from the group of non-current assets to the group of current assets;

•

Tax benefits related to the goodwill from InBev / Ambev transaction, in the amount of R$2,335.8 and R$1,983.1 as of January 1, 2007 and December 31, 2007, respectively, were reclassified from “Deferred tax assets” accounts (being R$350.8 from the group of non-current for both periods) to Trade and other receivables in the non-current assets;

•	Goodwill recorded as deferred charges in BRGAAP, in the amount of R$245.0 as of January 1, 2007, were reclassified from “Property, plant and equipment” to “Goodwill”.

ii) Income statement reclassifications:

•	Finance income and cost are presented after “income from operations” under “net finance cost”;

•	Part of the “Non-operating income (expenses)” are presented as “Non-recurring items”;

•	Revenue from the sale of byproducts (resulting from the production process) was reclassified to selling costs, in order to have its result presented in this group;

•	Expenditures with transportation between the factories and the distribution centers, presented in selling costs, under BRGAAP, were reclassified to “Sales and marketing expenses”.

4.4 Consolidated balance sheet on the transition date to the IFRS – January 1, 2007

Balance sheet as of January 1, 2007

(In millions of Brazilian Reais)

	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Assets
Non-current assets
Property, plant and equipment	5,768.0	(244.2)	221.5	a, c, d, n	5,745.2
Goodwill	17,986.2	242.8	(1,488.7)	b, c, d, n	16,740.2
Intangible assets	385.0	—	1,949.1	d	2,334.1
Investments in associates	4.2	—	—		4.2
Deferred tax assets	3,566.7	(1,785.6)	250.5	h, n	2,031.6
Employee benefits	17.0	—	—	g	17.0
Trade and other receivables	1,016.2	2,443.6	(99.5)	n	3,360.3

	28,743.3	656.5	832.9		30,232.7

Current assets
Investment securities	226.1	—	—	e	226.1
Inventories	1,363.9	8.4	20.6	n	1,392.9
Taxes receivable	687.6	(296.4)	(11.3)	n	379.9
Trade and other receivables	3,001.0	(362.6)	50.6	n	2,689.0
Cash and cash equivalents	1,538.9	—	—	n	1,538.9
Assets held for sale	—	86.2	—	n	86.2

	6,817.6	(564.4)	60.0		6,313.2

Total assets	35,560.9	92.1	892.9		36,545.8

Balance sheet as of January 1, 2007

(In millions of Brazilian Reais)

	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Equity and liabilities
Equity
Issued capital	5,716.1	—	—		5,716.1
Reserves	—	—	(406.4)	f, j, k, l	(406.4)
Retained earnings	13,552.0	—	(458.5)	j, k, l	13,093.4

Equity attributable to equity holders of AmBev	19,268.1	—	(865.0)		18,403.1

Minority interests	222.7	—	345.2		567.9
Non-current liabilities
Interest-bearing loans and borrowings	7,461.9	—	425.4	e	7,887.3
Employee benefits	326.6	49.3	562.5	g, n	938.4
Deferred tax liabilities	131.4	(49.3)	736.5	h, n	818.6
Trade and other payables	726.6	(188.8)	(91.9)	n	445.9
Provisions	579.1	138.4	—	n	717.5

	9,225.7	(50.4)	1,632.5		10,807.8

Current liabilities
Bank overdrafts	—	50.6	—	n	50.6
Interest-bearing loans and borrowings	2,104.6	(178.6)	(74.1)	e, n	1,851.9
Taxes payable	366.3	99.9	(2.2)	n	463.9
Trade and other payables	4,012.3	391.0	(141.9)	i, n	4,261.4
Provisions	361.2	(220.4)	(1.6)	n	139.2

	6,844.4	142.5	(219.9)		6,767.1

Total equity and liabilities	35,560.9	92.1	892.9		36,545.8

Shareholders’ equity reconciliation BRGAAP x IFRS as of January 1, 2007

(In millions of Brazilian Reais)

	Note 4.3
Shareholders’ equity under BRGAAP - AmBev		19,268.1
Adjustments under IFRS:
Business combinations	d	973.6
Reversal of deferred assets, net	c	(57.7)
Mark-to-market of financial instruments	e	(286.5)
Net employee benefits	g	(394.9)
Share-based payment	l	(51.6)
Unrealized gains and losses (hedge)	f	(3.8)
Other adjustments		(107.0)
Deferred income tax over IFRS adjustments	h	(591.7)
Impact of adjustments in minority interest		(345.2)

Shareholders’ equity under IFRS – AmBev		18,403.1

4.5 Reconciliation of the financial statements consolidated over the last annual period presented in accordance with the BRGAAP – December 31, 2007:

Balance sheet as of December 31, 2007

(In millions of Brazilian Reais)

	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Assets
Non-current assets
Property, plant and equipment	7,816.9	(13.8)	(1,755.6)	a, c, d, n	6,047.5
Goodwill	14,983.0	2.4	2,195.1	b, c, d, n	17,180.6
Intangible assets	388.2	9.0	1,645.3	d, n	2,042.6
Investments in associates	19.5	2.9	—	n	22.5
Investment securities	240.6	—	—	e, n	240.6
Deferred tax assets	3,036.8	(1,352.4)	157.0	h, n	1,841.4
Employee benefits	18.5	—	—	g	18.5
Trade and other receivables	1,091.8	1,750.5	(33.3)	n	2,809.0

	27,595.4	398.7	2,208.7		30,202.7

Current assets
Investment securities	174.8	—	—	e, n	174.8
Inventories	1,457.8	(1.4)	(5.5)	n	1,450.9
Taxes receivable	739.3	(196.1)	(14.3)	n	528.9
Trade and other receivables	3,200.2	(369.0)	81.0	n	2,912.2
Cash and cash equivalents	2,308.2	—	—	n	2,308.2
Assets held for sale	—	102.6	—	n	102.6

	7,880.4	(463.9)	61.2		7,477.7

Total assets	35,475.8	(65.2)	2,269.9		37,680.4

Balance sheet as of December 31, 2007

(In millions of Brazilian Reais)

	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Equity and liabilities
Equity
Issued capital	6,105.2	—	—		6,105.2
Reserves	—	—	(944.7)	f j, k, l	(944.7)
Retained earnings	11,314.7	—	1,644.7	j, k, l	12,959.4

Equity attributable to equity holders of AmBev	17,420.0	—	700.0		18,120.0

Minority interests	187.3	—	319.4		506.7
Non-current liabilities
Interest-bearing loans and borrowings	7,375.9	(115.7)	270.1	e, n	7,530.3
Employee benefits	224.2	20.8	569.1	g, n	814.1
Deferred tax liabilities	131.5	(23.8)	589.6	h, n	697.2
Trade and other payables	842.4	(179.8)	2.9	n	665.5
Provisions	702.5	248.9	(1.3)	n	950.1

	9,276.4	(49.5)	1,430.4		10,657.3

Current liabilities
Bank overdrafts	—	67.3	—	n	67.3
Interest-bearing loans and borrowings	2,476.3	(210.3)	4.5	e, n	2,270.5
Taxes payable	720.9	125.4	(2.0)	n	844.2
Trade and other payables	5,018.5	296.3	(183.7)	i, n	5,131.1
Provisions	376.4	(294.4)	1.2	n	83.2

	8,592.1	(15.7)	(180.0)		8,396.4

Total equity and liabilities	35,475.8	(65.2)	2,269.9		37,680.4

Shareholders’ equity reconciliation BRGAAP x IFRS as of December 31, 2007

(In millions of Brazilian Reais)

	Note 4.3
Shareholders’ equity under BRGAAP – AmBev		17,420.0
Adjustments under IFRS:
Business combinations	d	2,143.6
Reversal of deferred assets, net	c	(74.2)
Mark-to-market of financial instruments	e	(247.8)
Net employee benefits	g	(423.6)
Share-based payment	l	(18.0)
Unrealized gains and losses (hedge)	f	(22.6)
Other net adjustments		(79.6)
Deferred income tax over IFRS adjustments	h	(258.3)
Impact of adjustments in minority interest		(319.4)

Shareholders’ equity under IFRS - AmBev		18,120.0

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2007:

(In millions of Brazilian Reais)	BRGAAP	Reclassifications	IFRS Adjustments	Note 4.3	IFRS
Net sales	19,648.2	(60.8)	(8.0)		19,579.5
Cost of sales	(6,540.9)	(2.9)	(55.4)	j, n	(6,599.1)

Gross profit	13,107.4	(63.6)	(63.4)		12,980.4
Sales and marketing expenses	(4,102.4)	(816.4)	309.7	d, n	(4,609.1)
Administrative expenses	(1,732.4)	496.1	223.5	d, n	(1,012.9)
Other operating income/ (expenses)	(1,582.0)	674.9	1,213.9	n	306.8

Income from operations before non-recurring items	5,690.5	291.0	1,683.6		7,665.2
Non-recurring items	15.1	(289.3)	346.6	n	72.5

Income from operations	5,705.7	1.8	2,030.3		7,737.8

Net finance cost	(1,253.0)	42.9	47.0	e, f	(1,163.1)
Share of results of associates	3.9	—	0.3	n	4.2

Income before income taxes	4,456.6	44.7	2,077.6		6,578.9
Income tax expense	(1,592.8)	(44.7)	127.5	h	(1,510.1)

Net income	2,863.7	—	2,205.1		5,068.8
Attributable to:

Equity holders of AmBev	2,816.4	—	2,187.0		5,003.4

Minority interests	47.3	—	18.1		65.4
Basic earnings per share – preferred	5.20				8.44
Basic earnings per share – common	4.72				7.68
Diluted earnings per share– preferred					7.30
Diluted earnings per share– common					6.64

Net income reconciliation BRGAAP x IFRS for the year ended December 31, 2007

(In millions of Brazilian Reais)

	Note 4.3
Net income under BRGAAP - AmBev		2,816.4
Adjustments under IFRS:
Business combinations	d	1,529.0
Reversal of deferred assets, net	c	(6.0)
Mark-to-market of financial instruments	e	38.7
Net employee benefits	g	16.20
Share-based payment	l	(29.2)
Governments grants	k	149.5
Effect of balance sheet translation	j	226.6
Other net adjustments		95.7
Deferred income tax over IFRS adjustments	h	184.7
Impact of adjustments in minority interest		(18.1)

Net income under IFRS - AmBev		5,003.4

Cash flow reconciliation BRGAAP x IFRS for the year ended December 31, 2007

(In millions of Brazilian Reais)

	BRGAAP	IFRS Adjustment	Note 4.3	IFRS
Net income	2,816.4	2,252.4		5,068.8
Expense (income) not affecting cash:	4,478.7	(2,414.3)	d	2,064.4
Decrease (increase) in assets	(420.4)	295.6	c, d, n	(124.8)
Increase (decrease) in liabilities	1,082.3	(881.7)	e, f, n	200.6

Cash flow from operating activities	7,956.9	(748.0)	d	7,209.0
Cash flow from investing activities	(2,202.4)	55.6	c, d	(2,147.0)
Cash flow from financing activities	(4,863.6)	617.1	e, f	(4,246.5)

Net increase/(decrease) in cash and cash equivalents	891.0	(75.3)		815.7
Cash and cash equivalents less bank overdrafts at beginning of year	1,538.9	(50.6)	n	1,488.3
Effect of exchange rate fluctuations	(121.7)	58.6	J	(63.1)

Cash and cash equivalents less bank overdrafts at end of year	2,308.2	(67.3)	n	2,146.8

5. SEGMENT REPORTING

Primary segments

	Latin America North		Latin America South		Canada		Consolidated
In millions of Brazilian Reais	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	13,671.9	13,075.4	3,300.4	2,673.4	3,740.9	3,830.7	20,713.2	19,579.5
Cost of sales	(4,602.1)	(4,306.3)	(1,395.3)	(1,132.0)	(1,220.2)	(1,160.8)	(7,217.6)	(6,599.2)
Gross profit	9,069.8	8,769.1	1,905.1	1,541.4	2,520.7	2,669.9	13,495.5	12,980.4
Sales and marketing expenses	(3,237.8)	(2,926.0)	(599.1)	(534.5)	(1,119.5)	(1,148.6)	(4,956.3)	(4,609.1)
Administrative expenses	(757.7)	(693.0)	(128.2)	(116.7)	(151.1)	(203.1)	(1,037.0)	(1,012.9)
Other operating income/(expenses)	335.6	323.6	24.7	(31.8)	23.2	15.0	383.5	306.8
Income from operations before non-recurring items	5,410.0	5,473.7	1,202.5	858.4	1,273.3	1,333.2	7,885.7	7,665.2
Non-recurring items	(48.1)	37.1	(6.9)	(3.8)	(4.3)	39.3	(59.2)	72.5
Income from operations	5,361.9	5,510.7	1,195.6	854.6	1,269.0	1,372.4	7,826.5	7,737.8
Net financial cost	(1,046.0)	(991.7)	(76.2)	(50.5)	(68.5)	(120.9)	(1,190.8)	(1,163.1)
Share of results of associates	—	—	2.0	3.4	0.3	0.8	2.3	4.2
Income before income tax	4,315.8	4,519.0	1,121.4	807.5	1,200.8	1,252.3	6,638.0	6,578.9
Income tax expense	(830.1)	(813.1)	(335.4)	(242.9)	(281.6)	(454.1)	(1,447.2)	(1,510.1)
Net income	3,485.7	3,706.0	786.0	564.6	919.2	798.3	5,190.9	5,068.8
Attributable to:
Equity holders of AmBev	3,485.7	3,746.9	714.2	458.2	919.2	798.3	5,119.1	5,003.4
Minority interest	—	(41.0)	71.8	106.4	—	—	71.8	65.4
Segment assets	10,627.8	9,066.0	7,687.8	5,026.3	18,288.2	18,342.5	36,603.8	32,434.9
Intersegment elimination							(715.7)	(408.8)
Non-segmented assets							5,924.9	5,654.4
Total assets							41,813.0	37,680.4
Segment liabilities	6,028.1	5,571.3	1,781.4	988.8	1,570.0	1,658.1	9,379.5	8,218.3
Intersegment elimination							(715.7)	(405.8)
Non-segmented liabilities							33,149.2	29,867.9
Total liabilities							41,813.0	37,680.4
Gross Capex	1,247.5	1,062.3	506.8	325.7	204.0	184.2	1,958.4	1,572.2
Impairment losses/ (reversals)	96.8	8.4	0.3	—	2.0	(33.9)	98.5	(25.5)
Depreciation & amortization	749.4	696.7	235.0	218.2	205.6	205.0	1,190.0	1,120.0
Additions to/ (reversals of) provisions	156.4	81.0	10.0	31.1	1.7	3.1	168.2	115.1
Full time employees	28,517	25,847	7,554	7,290	3,230	3,168	39,301	36,305

Secondary segments

	Latin America North
	2008			2007
(In millions of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	11,106.6	2,565.3	13,671.9	10,686.3	2,389.1	13,075.4
Cost of sales	(3,473.4)	(1,128.7)	(4,602.1)	(3,153.5)	(1,152.8)	(4,306.3)
Gross profit	7,633.2	1,436.6	9,069.8	7,532.8	1,236.3	8,769.1
Sales and marketing expenses	(2,686.2)	(551.5)	(3,237.8)	(2,384.3)	(541.7)	(2,926.0)
Administrative expenses	(661.2)	(96.5)	(757.7)	(601.6)	(91.4)	(693.0)
Other operating income/(expenses)	248.4	87.2	335.6	256.0	67.5	323.6
Income from operations before non-recurring items	4,534.2	875.8	5,410.0	4,802.9	670.8	5,473.7
Non-recurring items	(36.8)	(11.3)	(48.1)	28.2	8.8	37.1
Income from operations	4,497.4	864.5	5,361.9	4,831.1	679.6	5,510.7
Net financial cost	(1,046.0)	—	(1,046.0)	(991.7)	—	(991.7)
Share of results of associates	—	—	—	—	—	—
Income before income tax	3,451.3	864.5	4,315.8	3,839.4	679.6	4,519.0
Income tax expense	(830.1)	—	(830.1)	(813.1)	—	(813.1)
Net income	2,621.2	864.5	3,485.7	3,026.4	679.6	3,706.0
Attributable to:
Equity holders of AmBev	2,621.2	861.4	3,482.6	3,046.9	700.0	3,746.9
Minority interest	—	—	—	(26.1)	(14.8)	(41.0)
Gross Capex	975.4	272.1	1,247.5	734.3	327.9	1,062.3
Total Assets	12,697.3	3,780.4	16,477.7	10,904.9	3,765.8	14,670.7

Secondary segments

	Brazil
	2008			2007
(In millions of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	10,759.5	2,299.2	13,058.7	10,283.9	2,110.9	12,394.8
Cost of sales	(3,224.3)	(956.9)	(4,181.2)	(2,930.6)	(971.7)	(3,902.2)
Gross profit	7,535.3	1,342.3	8,877.6	7,353.4	1,139.2	8,492.6
Sales and marketing expenses	(2,482.0)	(444.5)	(2,926.5)	(2,198.7)	(424.2)	(2,622.9)
Administrative expenses	(613.4)	(71.9)	(685.4)	(561.3)	(65.2)	(626.5)
Other operating income/(expenses)	221.9	87.6	309.5	255.8	69.1	324.9
Income from operations before non-recurring items	4,661.7	913.5	5,575.2	4,849.2	718.9	5,568.1
Non-recurring items	(31.9)	(10.7)	(42.5)	30.5	11.0	41.5
Income from operations	4,629.8	902.9	5,532.7	4,879.7	730.0	5,609.6
Net financial cost	(1,017.2)	—	(1,017.2)	(931.9)	—	(931.9)
Share of results of associates	—	—	—	—	—	—
Income before income tax	3,612.6	902.9	4,515.5	3,947.7	730.0	4,677.7
Income tax expense	(828.1)	—	(828.1)	(810.5)	—	(810.5)
Net income	2,784.5	902.9	3,687.3	3,137.3	730.0	3,867.2
Attributable to
Equity holders of AmBev	2,784.5	902.9	3,687.3	3,130.5	730.0	3,860.4
Minority interest	—	—	—	6.8	—	6.8
Gross Capex	934.6	248.4	1,183.1	715.3	313.7	1,029.0
Total Assets	12,323.6	3,660.7	15,984.3	10,299.0	3,672.2	13,971.2

Secondary segments

	HILA-Ex*
	2008			2007
(In millions of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	347.1	266.1	613.2	402.3	278.2	680.6
Cost of sales	(249.2)	(171.8)	(421.0)	(223.0)	(181.2)	(404.1)
Gross profit	97.9	94.3	192.2	179.4	97.1	276.4
Sales and marketing expenses	(204.2)	(107.1)	(311.3)	(185.6)	(117.4)	(303.1)
Administrative expenses	(47.7)	(24.6)	(72.3)	(40.2)	(26.2)	(66.4)
Other operating income/(expenses)	26.5	(10.4)	26.1	0.2	(1.6)	(1.4)
Income from operations before non-recurring items	(127.5)	(37.7)	(165.3)	(46.3)	(48.2)	(94.5)
Non-recurring items	(4.9)	(0.6)	(5.5)	(2.2)	(2.2)	(4.4)
Income from operations	(132.5)	(38.4)	(170.8)	(48.5)	(50.4)	(98.9)
Net financial cost	(28.8)	—	(28.8)	(59.8)	—	(59.8)
Share of results of associates	—	—	—	—	—	—
Income before income tax	(161.3)	(38.4)	(199.6)	(108.3)	(50.4)	(158.7)
Income tax expense	(2.0)	—	(2.0)	(2.6)	—	(2.6)
Net income	(163.3)	(38.4)	(201.6)	(110.9)	(50.4)	(161.3)
Attributable to:
Equity holders of AmBev	(163.3)	(38.4)	(201.6)	(78.0)	(35.5)	(113.5)
Minority interest	—	—	—	(32.9)	(14.8)	(47.8)
Gross Capex	40.8	23.7	64.5	19.0	14.3	33.2
Total Assets	373.7	119.7	493.4	605.9	93.6	699.5

*	HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and Nicaragua), Peru and Venezuela.

Secondary segments

	Latin America South
	2008			2007
(In millions of Brazilian Reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,376.2	924.1	3,300.4	1,898.6	774.8	2,673.4
Cost of sales	(809.6)	(585.7)	(1,395.3)	(633.5)	(498.5)	(1,132.0)
Gross profit	1,566.6	338.5	1,905.1	1,265.1	276.3	1,541.4
Sales and marketing expenses	(398.5)	(200.5)	(599.1)	(346.1)	(188.4)	(534.5)
Administrative expenses	(124.5)	(3.7)	(128.2)	(107.4)	(9.4)	(116.7)
Other operating income/(expenses)	9.8	15.0	24.7	(42.6)	10.9	(31.8)
Income from operations before non-recurring items	1,053.4	149.1	1,202.5	769.0	89.4	858.4
Non-recurring items	(6.9)	—	(6.9)	(3.5)	(0.3)	(3.8)
Income from operations	1,046.5	149.1	1,195.6	765.4	89.1	854.6
Net financial cost	(79.3)	3.1	(76.2)	(50.8)	0.3	(50.5)
Share of results of associates	2.0	—	2.0	3.4	—	3.4
Income before income tax	969.2	152.2	1,121.4	718.1	89.4	807.5
Income tax expense	(335.4)	—	(335.4)	(242.9)	—	(242.9)
Net income	633.8	152.2	786.0	475.2	89.4	564.6
Attributable to:
Equity holders of AmBev	562.3	151.9	714.2	378.6	79.6	458.2
Minority interest	71.5	0.3	71.8	96.6	9.8	106.4
Gross Capex	384.0	122.8	506.8	229.9	95.8	325.7
Total Assets	7,447.9	781.9	8,229.9	5,047.4	670.4	5,717.8

Secondary segments

	Canada
	2008		2007
(In millions of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	3,740.9	3,740.9	3,830.7	3,830.7
Cost of sales	(1,220.2)	(1,220.2)	(1,160.8)	(1,160.8)
Gross profit	2,520.7	2,520.7	2,669.9	2,669.9
Sales and marketing expenses	(1,119.5)	(1,119.5)	(1,148.6)	(1,148.6)
Administrative expenses	(151.1)	(151.1)	(203.1)	(203.1)
Other operating income/(expenses)	23.2	23.2	15.0	15.0
Income from operations before non-recurring items	1,273.3	1,273.3	1,333.2	1,333.2
Non-recurring items	(4.3)	(4.3)	39.3	39.3
Income from operations	1,269.0	1,269.0	1,372.4	1,372.4
Net financial cost	(68.5)	(68.5)	(120.9)	(120.8)
Share of results of associates	0.3	0.3	0.8	0.8
Income before income tax	1,200.8	1,200.8	1,252.3	1,252.3
Income tax expense	(281.6)	(281.6)	(454.1)	(454.1)
Net income	919.2	919.2	798.3	798.3
Attributable to:
Equity holders of AmBev	919.2	919.2	798.3	798.3
Minority interest	—	—	—	—
Gross Capex	204.0	204.0	184.2	184.2
Total Asset	17,370.0	17,370.0	17,397.4	17,397.4

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table bellow summarizes the impact of the acquisitions on the financial position of AmBev:

	2008 Acquisition	2007 Acquisition
Assets
Non-current assets
Property, plant and equipment	—	319.1
Intangible assets	—	73.6
Deferred tax assets	—	81.7
Trade and other receivables	—	1.5
Current assets
Investment securities	—	16.0
Inventories	—	43.4
Taxes receivable	—	0.1
Trade and other receivables	—	10.5
Cash and cash equivalents	—	10.1
Non-current liabilities
Interest-bearing loans and borrowings	—	(121.3)
Deferred tax liabilities	—	(17.9)
Trade and other payables	—	(151.9)
Provisions	—	(251.1)
Current liabilities
Bank overdrafts	—	(2.3)
Interest-bearing loans and borrowings	—	(64.0)
Taxes payable	—	(2.9)
Trade and other payables	—	(144.2)
Net identifiable assets and liabilities	—	(199.5)
Goodwill on acquisition	—	624.3
Cash (acquired)/disposed of	—	7.8
Net cash outflow/(inflow)	—	432.7

Main events occurred during 2008 and 2007:

Sale of the Cintra brands and respective distribution assets

On May 21, 2008, the Company entered into a “Private Instrument of Assignment and Transfer of Assets, Rights and Obligations, with Sale and Purchase of Brands and Other Covenants”, with Schincariol Participações e Representações S.A. (“Schincariol”). The amounts related to the assignment and transfer of brands and sale of the distribution assets, according to the agreement, were R$16.6 and R$22.4, respectively. The result of the assignment and transfer of brands, totaling a loss of R$40.0, was recognized in the quarter ended June 30, 2008, while the result of the sale of the distribution assets, totaling a gain of R$8 thousand, was recognized in the quarter ended September 30, 2008, by occasion of the transfer of ownership of the assets to Schincariol.

Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda. (“Londrina”), on June 20, 2008.

Outcome of the public tender offer for the shares of Quinsa

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire up to 5,483,950 Class A shares and 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represented the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

AmBev purchased 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries.

With the settlement of the offer, on February 15, 2008, AmBev’s interest in Quinsa’s voting capital increased to 99.56%, holding a 99.26% economic interest. The Company disbursed the amount of R$617.6 (the equivalent to US$353.5), to settle the transaction.

Acquisition of interest from minority shareholders of Quinsa

During the year of 2008, the Company, through its subsidiary Dunvegan S.A., purchased shares from Quinsa’s minority shareholders in the amount of R$52.7 (equivalent to US$26.2), of which 1,299,147 were Class A shares and 459,569 Class B shares.

The Company accounting practice, for purchases of minority interests after control has been obtained, was to determine goodwill on the basis of the cost of the additional investment and the carrying amount of net assets at the date of exchange. No fair value adjustments were recognized, instead fair value changes of the net identifiable assets were subsumed into goodwill.

Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the amount of R$82.3 (equivalent to US$46.0), for the acquisition of 12.901% of the shares of the subsidiary Lambic Holding S.A. (“Lambic”), in Argentina.

Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of the Cintra brands. The difference between the amount of R$16.6 paid and Obrinvest’s book value of R$185 thousand was recorded in “Intangible assets” as brands and patents. On May 15, 2008 there was the dissolution of Obrinvest. On the same date, the assets and liabilities of Obrinvest were assumed by the Company.

Acquisition of Cintra

On March 28, 2007, AmBev announced the signing of a purchase agreement with respect to the acquisition of 100% of Goldensand, the controlling shareholder of Cintra.

The total transaction amounted to approximately US$150.0 dollars and did not include the brands and distribution assets of Cintra, which could be included later at the option of the seller. The amounts recognized at the acquisition date for each class of Cintra assets, liabilities and contingent liabilities are included in the column “2007 Acquisitions” of the above table. The Cintra goodwill of R$297.0 is justified by the acquisition of additional production capacity.

Acquisition of Lakeport – Lakeport Brewing Income Fund (“Lakeport”)

On March 29, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208.5 (equivalent to R$376.2 on December 31, 2007). Subsequent to the compulsory acquisition of the remaining Units, Lakeport became Labatt Canada’s wholly-owned subsidiary.

7. OTHER OPERATING INCOME/EXPENSES

	2008	2007
Government grants	238.3	232.0
(Additions to)/Reversals of provisions	(29.1)	17.9
Tax recovery	58.7	46.1
Net gain on disposal of property, plant and equipment and intangible assets	46.6	2.3
Net rental income	2.6	1.8
Net other operating income	66.4	6.7
	383.5	306.8

Government grants are related to ICMS tax incentives granted by some states in Brazil.

8. NON-RECURRING ITEMS

To better reflect the performance of our business, income from operations and net income, as reported in accordance with IFRS, are adjusted for certain non-recurring items because of their significance, as detailed below:

	2008	2007
Income from operations before non-recurring items	7,885.7	7,665.2
Restructuring	(20.6)	(8.2)
Assets disposals	—	39.3
Merger and acquisition activities (M&A)	(17.1)	—
Disputes	(21.6)	41.5
Income from operations	7,826.5	7,737.8

The 2008 and 2007 non-recurring restructuring charges of R$20.6 and R$8.2, respectively, relate to the realignment of the structure and processes in all geographical segments.

M&A activities in 2008 relate to non recurrent fees paid in connection with some opportunities explored during the year, but not closed.

Additionally, the Company paid fees in 2008 the amounting of R$21.6 related to an arbitrage dispute in a subsidiary.

The 2007 non-recurring items were positively impacted by R$39.3 related to the disposal of a plant in Labatt, and by R$41.5 related to net reversal of provisions for disputes.

If non-recurring items were not adjusted from income from operations, restructuring charges, M&A activities and disputes charges would have been presented under Administrative expenses and assets disposals under Other operating income/(expenses).

9. PAYROLL AND RELATED BENEFITS

	2008	2007
Wages and salaries	1,588.3	1,430.9
Social security contributions	383.1	336.8
Other personnel cost	334.9	369.0
Increase in liabilities for defined benefit plans	62.8	67.3
Share-based payment	57.8	38.7
Contributions to defined contribution plans	10.4	8.8
	2,437.3	2,251.6
Average number of full time employees (FTE)	41.1	38.3

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Impairment depreciation, amortization and expenses are included in the following income statement accounts for the year 2008:

	Depreciation and impairment of property, plant and equipment		Amortization of intangible assets
	2008	2007	2008	2007
Cost of sales	700.2	629.9	1.7	3.8
Sales and marketing expenses	300.7	209.1	139.4	160.9
Administrative expenses	113.1	98.1	35.3	28.1
Non-recurring items	—	(33.9)	—	—
	1,113.9	903.2	176.4	192.8

11. FINANCE COST AND INCOME

Recognized as profit or loss in the year

Finance cost

	2008	2007
Interest expenses	(1,200.5)	(1,062.3)
Interest on contingencies	(25.8)	(85.5)
Losses on hedging instruments that are not part of a hedge accounting relationship	(124.0)	(45.2)
Gains/ (losses) on non-derivative financial instruments at fair value through profit or loss	45.5	(12.4)
Gains/ (losses) from hedge ineffectiveness	0.3	(8.0)
Taxes on financial transactions	(64.0)	(122.8)
Other financial costs, including bank fees	(79.0)	(63.2)
	(1,447.6)	(1,399.3)

Interest expense is presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also note 29 Risks arising from financial instruments. As required by IFRS 7 Financial Instruments: Disclosures the interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments is split as follows:

	2008	2007
Financial liabilities measured at amortized cost - not hedged	(530.9)	(520.5)
Fair value hedges – hedged items	(103.7)	(160.1)
Fair value hedges – hedging instruments	(265.0)	(216.8)
Cash flow hedges – hedged items	(143.2)	(161.9)
Cash flow hedges – (Hedging instruments (reclassified from equity)	66.0	78.2
Hedged items not part of hedge accounting relationship – economic hedges	(180.8)	(20.8)
Hedging instruments not part of hedge accounting relationship – economic hedges	(42.9)	(60.4)
	(1,200.5)	(1,062.3)

Finance income

	2008	2007
Interest income	89.1	84.0
Dividend income, non-consolidated companies	0.2	—
Gains on hedging instruments that are not part of a hedge accounting relationship	103.1	55.1
Gains on non-derivative financial instruments at fair value through profit	1.4	5.8
Other financial income	63.1	91.3
	256.8	236.3

Interest income stems from the following financial assets:

	2008	2007
Cash and cash equivalents	66.7	50.0
Investment securities held for trading	21.0	26.7
Other loans and receivables	1.4	7.3
	89.1	84.0

Foreign exchange gains and losses are presented net of the effect of Foreign exchange derivative instruments designated for hedge accounting. As required by IFRS 7 Financial Instruments: Disclosure, the split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship as follows:

	2008	2007
Fair value hedges – hedged items	(582.4)	427.2
Fair value hedges – hedging instruments	582.4	(427.2)
Cash flow hedges – hedged items	40.2	(24.2)
Cash flow hedges – hedging instruments (reclassified from equity)	(43.8)	24.1
Hedged items not part of hedge accounting relationship – economic hedges	(10.7)	76.2
Hedging instruments not part of hedge accounting relationship	9.1	(76.0)
Other	5.2	(0.2)
	—	—

Foreign exchange results from fair value hedges mainly relate to bond 2011 and 2013 hedges see note 29. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada. The increase in foreign exchange result on the cash flow hedges is explained by the devaluation of the Brazilian real during 2008.

Recognized directly in equity

	2008	2007
Hedging reserve
Recognized in equity during the period on cash flow hedges	12.2	187.5
Removed from equity and included in profit or loss	190.7	(157.3)
Removed from equity and included in the initial cost of inventories	4.1	(22.6)
	207.0	7.7

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution are recognized to the year’s results as follows:

	2008	2007
Income tax expense
Current	1,374.1	900.2
Deferred	73.0	609.8
	1,447.2	1,510.1

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

	2008	2007
Profit before tax	6,638.0	6,578.9
Adjustment on taxable basis
Non-taxable net financial income and other income	(355.8)	(217.1)
Non-taxable intercompany dividends	(0.2)	—
Government grant related to sales taxes	(238.3)	(244.0)
Expenses non-deductible for tax purposes	143.2	115.7
	6,186.9	6,233.5
Aggregated weighted nominal tax rate	32.69%	33.17%
Taxes – nominal rate	(2,022.5)	(2,067.7)
Adjustment on taxes expenses
Government grant on income tax	134.7	137.8
Tax savings from tax credits (interest attributed to shareholders’)	337.4	368.6
Tax saving from goodwill amortization on tax books	174.0	168.7
Change in tax rate	6.1	(6.7)
Dividends withholding tax	(47.7)	(36.8)
Other tax adjustment	(29.3)	(74.0)
Income tax expense	(1,447.2)	(1,510.1)
Effective tax rate	21.80%	22.95%

The total income tax expense is R$1,447.2 with an effective tax rate of 21.80% (22.95% in 2007).

The income tax recognized directly in equity is shown below:

	2008	2007
Income tax and social contribution (losses)/gains
Actuarial gains and losses	2.3	(5.7)
Cash flow Hedges	(156.7)	71.8

13. PROPERTY, PLANT AND EQUIPMENT

	2008					2007
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	2,945.2	8,635.8	1,771.4	418.1	13,770.6	13,655.9
Effect of movements in Foreign exchange	215.2	683.3	84.5	72.4	1,055.5	(619.9)
Acquisitions through business combinations	—	—	—	—	—	392.2
Acquisition	18.9	310.3	59.8	1,394.2	1,783.1	1,536.2
Disposals	1.3	(251.1)	(116.9)	(0.8)	(367.5)	(852.9)
Transfer to other asset categories	99.6	598.4	167.4	(1,098.2)	(232.8)	(359,9)
Other	—	5,3	18,5	10.4	34.2	19.1
Balance at end of year	3,280.2	9,982.1	1,984.8	796.0	16,043.1	13,770.6
Depreciation and Impairment
Balance at end of previous year	(1,161.5)	(5,396.7)	(1,164.9)	—	(7,723.0)	(7,910.6)
Effect of movements in foreign exchange	(40.6)	(345.3)	(47.7)	—	(433.6)	206.9
Acquisitions from business combinations	—	—	—	—	—	(73.1)
Depreciation	(117.6)	(695.8)	(201.7)	—	(1,015.0)	(937.2)
Impairment losses(i)	0.3	(99.5)	—	—	(99.2)	33.9
Disposals	7.2	231.6	86.0	—	324.8	673.6
Transfer to other asset categories	28.6	117.3	61.7	—	207.6	281.7
Other	—	—	—	—	—	1.7
Balance at end of year	(1,283.5)	(6,188.3)	(1,266.6)	—	(8,738.5)	(7,723.0)
Carrying amount :
December 31, 2007	1,783.7	3,239.2	606.5	418.1	6,047.5	6,047.5
December 31, 2008	1,996.7	3,793.7	718.2	796.0	7,304.6	—

(i)	refers to returnable packaging losses.

On December 31, 2008, there are assets including property, plant and equipment , with a net book value totaling R$451.1, which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company’s operations.

The company leases plant and equipment and fixtures and fittings. The carrying amount of the leased assets was R$38.5 as of December 31, 2008 and R$42.8 as of December 31, 2007.

14. GOODWILL

	2008	2007
Balance at end of previous year	17,180.6	16,740.2
Effect of movements in foreign exchange	328.0	(184.0)
Acquisition s through business combinations and minority interests	403.9	624.3
Balance at end of year	17,912.4	17,180.6

The most relevant business combination in 2008 is the acquisition of shares from Quinsa’s minority shareholders, as mentioned in Note 6. This transaction generated a goodwill of R$403.9.

In 2007, the most relevant business combinations were the acquisition of Lakeport, by Labatt, and the acquisition of Goldensand, the controlling entity of Cintra, as mentioned in Note 4.3 (d). These transactions generated a goodwill of R$347.0 (equivalent to R$327.3 on December 31, 2007) and R$297.0, respectively.

The goodwill value was allocated to the following cash-generating units:

	2008	2007
Argentina	2,434.4	1,722.2
Brazil	542.0	542.0
Canada	14,761.4	14,741.7
Ecuador	0.8	0.8
Dominican Republic	163.5	163.5
Uruguay	10.4	10.4
	17,912.4	17,180.6

At the end 2008, AmBev completed its annual impairment testing and concluded, based on the assumptions described below, that no that no impairment charge was warranted. The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. AmBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 43% of AmBev’s total assets as at 31 December 2008, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the business unit level (that is, one level below the segments) based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year.

•

In the second to fourth years of the model, free cash flows are based on AmBev’s strategic plan as approved by key management. AmBev’s strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

•

For the subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources.

•	Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital.

The above calculations are corroborated by valuation multiples or other available fair value indicators.

Although AmBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15. INTANGIBLE ASSETS

	2008			2007
	Useful Life		Total	Total
	Indefinite	Finite
Acquisition cost
Balance at end of previous year	1,513.1	1,512.7	3,025.8	3,133.5
Effect of movements in foreign exchange	382.6	48.4	431.0	(322.1)
Acquisitions and expenditures	26.3	149.0	175.3	88.0
Acquisition through business combination	—	—	—	74.1
Disposal	—	(1.2)	(1.2)	(12.8)
Transfers to other assets categories	—	31.8	31.8	66.2
Other movements	—	2.6	2.6	(1.0)
Balance at end of year	1,922.0	1,743.3	3,665.3	3,025.8
Amortization and Impairment losses
Balance at end of previous year	—	(983.2)	(983.2)	(799.4)
Foreign exchange variation effect	—	(15.5)	(15.5)	6.7
Amortization	—	(176.4)	(176.4)	(192.8)
Disposal	—	0.5	0.5	12.8
Transfers to other assets categories	—	2.6	2.6	(15.4)
Other movement	—	(0.3)	(0.3)	4.9
Balance at end of year	—	(1,172.4)	(1,172.4)	(983.2)
Carrying amount:
December 31, 2007	1,513.1	529.5	2,042.6	2,042.6
December 31, 2008	1,922.0	570.9	2,492.9	—

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the Company owns the brands and distribution rights. Certain brands and their distribution rights have been assigned indefinite lives.

Intangible assets with indefinite useful lives have been tested for impairment at cash-generating unit level based on the same impairment testing approach as for goodwill – see note 14 Goodwill above. The royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2008	2007
Argentina	949.1	761.7
Bolivia	391.7	273.7
Canada	77.1	72.7
Chile	46.9	45.1
Paraguay	361.3	277.8
Uruguay	95.9	82.2
	1,922.0	1,513.1

16. INVESTMENT SECURITIES

	2008	2007
Non-current investments
Equity securities available-for-sale	0.0	0.0
Debt securities held-to-maturity	317.4	240.6
	317.4	240.6
Current investments
Financial asset at fair value through profit or loss-held for trading	0.1	174.0
Debt securities held-to-maturity	—	0.8
	0.1	174.8

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	Asset		Liability		Net
	2008	2007	2008	2007	2008	2007
Property, plant and equipment	13.6	22.2	(245.9)	(232.1)	(232.2)	(209.9)
Intangible assets	38.4	29.4	(560.9)	(470.8)	(522.4)	(441.4)
Goodwill	198.4	174.7	—	—	198.4	174.7
Inventories	13.6	9.1	(17.8)	—	(4.2)	9.1
Other investments	0.3	44.5	(9.5)	(0.2)	(9.2)	44.3
Trade and other receivables	27.6	26.7	—	—	27.6	26.7
Interest-bearing loans and borrowings	98.0	93.1	(270.1)	(112.9)	(172.1)	(19.8)
Employee benefits	401.8	365.2	(4.5)	(4.0)	397.3	361.2
Provisions	421.7	380.4	—	—	421.7	380.4
Derivatives	20.6	190.8	(68.5)	—	(47.9)	190.8
Other items	89.9	20.3	(113.7)	(144.3)	(23.9)	(124.0)
Loss carryforwards	963.7	752.1	—	—	963.7	752.1
Gross deferred tax assets / (liabilities)	2,287.5	2,108.5	(1,290.9)	(964.4)	996.6	1,144.2
Netting by taxable entity	(469.7)	(267.1)	469.7	267.1	—	—
Net deferred tax assets / (liabilities)	1,817.8	1,841.4	(821.2)	(697.2)	996.6	1,144.2

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiration date.

Part of the tax benefit corresponding to the tax losses carryforward and temporary differences of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

The total unrecognized deferred tax assets related to tax losses carryforward for these subsidiaries amount to R$165.2 at December 31, 2008 for which the expiration term is on average 4 years (R$119.9 at December 31, 2007). The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$656.4 at December 31, 2008 (R$486.0 at December 31, 2007).

18. INVENTORIES

	2008	2007
Prepayments	195.4	87.6
Raw material and consumables	1,275.9	923.2
Work in progress	113.4	86.9
Finished goods	403.7	323.9
Goods purchased for resale	29.6	29.3
	2,018.1	1,450.9

19. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	2008	2007
Trade receivables	99.4	39.3
Cash deposits for guarantees	547.6	556.2
Other receivables	343.4	230.4
Tax credits	1,633.8	1,983.1
	2,624.2	2,809.0

Current trade and other receivables

	2008	2007
Trade receivables	1,832.6	1,742.4
Interest receivable	40.1	34.5
Taxes receivable	316.8	285.7
Derivative financial instruments with positive fair value	819.4	336.9
Prepaid expenses	1.0	79.9
Other receivables	418.8	432.9
	3,428.7	2,912.2

The age of the current trade receivables, interest receivables and other receivables can be detailed as follows:

	Net carrying amount as of December 31, 2008	Of which neither impaired nor past due on the reporting date	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due – between more than 360 days
Trade receivables	1,832.6	1,819.8	5.4	4.2	1.4	0.9	0.9
Interest receivable	40.1	40.1
Other receivables	418.8	418.8
	2,291.5	2,278.7	5.4	4.2	1.4	0.9	0.9

Overdue amounts are not impaired since the collection is still deemed as likely.

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 29.

20. CASH AND CASH EQUIVALENTS

	2008	2007
Short-term bank deposits	2,725.6	1,459.0
Current bank accounts	559.7	841.5
Cash	13.5	7.7
Cash and cash equivalents	3,298.9	2,308.2
Bank overdrafts	(18.8)	(67.3)

21. ASSETS HELD FOR SALE

	2008	2007
Assets held for sale	67.9	102.6
	67.9	102.6

Assets held for sale in the amount of R$67.9 refers to land and buildings, mainly in Brazil and Canada. The disposal of these assets is expected in 2009.

22. CHANGES IN EQUITY

The table below presents the changes in shareholders’ equity in 2007 and 2008:

	Attributable to equity holders of AmBev									Minority interest	Total Equity
in millions of R$	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total
As per January 1, 2007	5,716.1	(940.8)	92.5	—	32.7	(464.6)	(67.0)	14,034.2	18,403.1	567.9	18,971.0
Total recognized income and expenses	—	—	—	(508.2)	5.6	(42.4)	—	5,003.4	4,458.4	59.4	4,517.8
Shares issued	389.1	—	—	—	—	—	—	(260.8)	128.3	—	128.3
Dividends	—	—	—	—	—	—	—	(1,925.9)	(1,925.9)		(1,925.9)
Share-based payments	—	—	31.2	—	—	—	—	—	31.2	1.2	32.3
Treasury shares	—	(218.1)	(5.3)	—	—	—	(19.1)	(2,762.2)	(3,004.7)	—	(3,004.7)
Other	—	—	—	—	—	—	—	29.5	29.5	(121.7)	(92.2)
As per December 31,2007	6,105.2	(1,158.9)	118.4	(508.2)	38.3	(507.0)	(86.1)	14,118.3	18,120.0	506.7	18,626.7

	Attributable to equity holders of AmBev									Minority interest	Total Equity
in millions of R$	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total
As per December 31,2007	6,105.2	(1,158.9)	118.4	(508.2)	38.3	(507.0)	(86.1)	14,118.3	18,120.0	506.7	18,626.7
Total recognized income and expenses	—	—	—	1,195.4	67.1	(22.6)	—	5,119.1	6,359.0	65.3	6,424.3
Shares issued	496.8	—	—	—	—	—	—	(441.1)	55.7	—	55.7
Dividends	—	—	—	—	—	—	—	(3,187.5)	(3,187.5)		(3,187.5)
Share-based payments	—	—	44.1	—	—	—	—	—	44.1	(1.1)	42.9
Treasury shares	—	1,049.6	(10.7)	—	—	—	(7.1)	(1,641.9)	(610.0)	—	(610.0)
Purchase of minority interests	—	—	—	—	—	—	—		—	(357.4)	(357.4)
Other	—	—	—	—	—	—	—	6.3	6.3	10.6	16.9
As per December 31,2008	6,602.0	(109.3)	151.7	687.2	105.3	(529.6)	(93.2)	13,973.3	20,787.5	224.1	21,011.6

Outstanding shares	Preferred*	Common*	Total*
At the end of the previous year	279,362	345,055	624,417
Changes during the year	(9,934)	453	(9,481)
	269,428	345,508	614,936

Treasury shares	Preferred*	Common*	Total*
At the end of the previous year	7,668	1,191	8,859
Changes during the year	(6,841)	(1,086)	(7,927)
	827	105	932

*	per thousand shares

Changes in treasury shares	2008	2007
At the beginning of the year	(1,158.9)	(940.8)
Reacquired shares for the satisfaction of share-based payments transaction	(347.0)	(117.3)
Reacquired shares	(283.3)	(2,955.8)
Cancellation of shares	1,638.2	2,760.5
Satisfaction of share-based payments transaction	41.6	94.6
At the end of the year	(109.3)	(1,158.9)

Capital stock and treasury shares

On December 31, 2008, the Company’s capital stock of R$6,602.0, was represented by 614,936 thousand shares of which 345,508 thousand are common shares and 269,428 thousand are preferred shares, all of them with no par value.

At the Board of Directors Meeting held on October 9, 2008, the Company increased its capital by of R$2.2 upon the issuance of 24,000 preferred shares fully subscribed by Fundo de Investimentos do Nordeste – FINOR with funds from tax incentives referring to incentives from 1998, 1997 calendar years.

At the Board of Directors’ Meeting held on July 25, 2008, the members of the Board approved the Company shareholders’ subscription of 431,336 common shares and 61,451 preferred shares at the price of R$111.48 and R$123.30 per share, respectively, totaling R$55.7. The 25,393 common shares and 95,275 preferred shares whose shareholders exercised the right to withdraw provided for in the legislation were deducted from this approval; the amount of R$14.6 referring to the aforementioned right was reimbursed to shareholders on July 25, 2008.

At the Annual Ordinary and Extraordinary General Meeting held on April 28, 2008, the following changes in the Company’s capital stock occurred:

•

Capital stock increase of R$307.2, by means of the issuance of 1,814 thousand common shares and 852 thousand preferred shares to Interbrew and Ambrew, all of those shares being paid-up with the partial capitalization of the tax benefit ascertained by the Company with the partial amortization of the incentive reserve;

•

Capital stock increase of R$131.7, without the issuance of shares, corresponding to the capitalization of 30% of the tax benefit ascertained by the Company with the partial amortization of the incentive reserve;

•	Cancellation of 1,792 thousand common shares and 10,871 thousand preferred shares issued by the Company held in treasury, without decrease of the capital stock amount.

During the year ended December 31, 2008, the Company acquired in the market 2,105 thousand preferred shares at the weighted average cost of R$121.19, the maximum cost being R$126.52, and the minimum cost being R$98.90, and 258 thousand common shares at the weighted average cost of R$108.53, the maximum cost being R$111.48 and the minimum cost being R$86.20.

The preferred shares are non-voting but have priority in the return of capital in the event of liquidation. The common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity (item (e)). Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

Dividends

At the Board of Directors Meeting held on December 22, 2008, the members of the Board approved the distribution of interest attributed to shareholders’ equity resulting from income ascertained in the extraordinary balance sheet of August 31, 2008, to be attributed to the compulsory minimum dividends for the year 2008, at the ratio of R$0.3900 per common share and R$0.42900 per preferred share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation, which resulted in a net distribution of R$0.33150 per common share and R$0.36465 per preferred share.

These payments were made as of January 30, 2009 (subject to the approval of the Annual General Meeting referring to the fiscal year ended on December 31, 2008) based on the shareholding of January 14, 2009 for Bovespa shareholders and January 19, 2009 for NYSE shareholders, without price level restatement. The shares and the ADRs were traded ex-dividends as of January 15, 2009.

Interest attributed to shareholders’

Under Brazilian law, companies have the option to distribute to Interest attributed to shareholders’ calculated based on the long-term interest rate (TJLP) on shareholders’ equity, and such interest, which is tax deductible, can be considered as part of the mandatory dividends when distributed.

Although this item is recorded in the statutory and tax books, as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders’ equity and presented as dividends, to reflect the essence of the transaction. Thus, interest attributed to shareholders’ equity is considered as dividends and is not recorded in the statement of income.

Interest attributed to shareholders’ equity and dividends not claimed within 3 years revert back to the Company.

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments in conformity with the IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also note 29 Risks arising from financial instruments.

Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

Share-based payment

Different share and share option programs allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment of January 1, 2005 to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007.

Treasury shares

The treasury shares comprise reacquired stock held by the Company. The gains and losses related to satisfaction of share based payment transactions and resale of treasury shares are recorded on “Result on treasury shares” reserve.

23. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net income attributable to equity holders of AmBev of R$5,119.1 (2007: R$5,003.4) and a weighted average number of shares outstanding during the year, calculated as follows:

	2008
Thousand shares	Common	Preferred	Total
Issued shares at 1 January, net of treasury shares	343,678	270,312	613,990
Effect of shares issued / repurchased	1,168	(1,382)	(214)
Weighted average number of shares at 31 December	344,846	268,930	613,776

	2007
Thousand shares	Common	Preferred	Total
Issued shares at 1 January, net of treasury shares	344,490	289,231	633,721
Effect of shares issued / repurchased	(45)	(9,816)	(9,861)
Weighted average number of shares at 31 December	344,445	279,415	623,860

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AmBev of R$5,119.1 (2007: R$5,003.4) and a weighted average number of shares (diluted) outstanding during the year, calculated as follows:

	2008
Thousand shares	Common	Preferred	Total
Weighted average number of shares at 31 December	344,846	268,930	613,776
Effect of share options	6,013	44,383	50,396
Weighted average number of shares (diluted) at 31 December	350,859	313,313	664,172

	2007
Thousand shares	Common	Preferred	Total
Weighted average number of shares at 31 December	344,445	279,415	623,860
Effect of share options	13,101	80,628	93,729
Weighted average number of shares (diluted) at 31 December	357,546	360,043	717,589

The calculation of earnings per share before non-recurring items (basic) is based on the income before non-recurring items, attributable to equity holders of AmBev, calculated as follows:

	2008
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,755.4	2,363.7	5,119.1
Non-recurring items, after taxes, attributable to equity holders of AmBev	(31.4)	(27.0)	(58.4)
Income before non-recurring items (basic), attributable to equity holders of AmBev	2,786.8	2,390.7	5,177.5

	2007
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,644.1	2,359.4	5,003.4
Non-recurring items, after taxes, attributable to equity holders of AmBev	37.8	33.8	71.6
Income before non-recurring items (basic), attributable to equity holders of AmBev	2,606.2	2,325.6	4,931.8
The calculation of earnings per share before non-recurring items (diluted) is based on the profit before non-recurring items, attributable to equity holders of AmBev, calculated as follows:
	2008
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,582.4	2,536.7	5,119.1
Non-recurring items, after taxes, attributable to equity holders of AmBev	(29.5)	(28.9)	(58.4)
Income before non-recurring items (diluted), attributable to equity holders of AmBev	2,611.9	2,565.6	5,177.5

	2007
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,373.9	2,629.5	5,003.4
Non-recurring items, after taxes, attributable to equity holders of AmBev	34.0	37.6	71.6
Income before non-recurring items (diluted), attributable to equity holders of AmBev	2,339.9	2,591.9	4,931.8

* The tables below set out the EPS calculation:

	2008
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,755.4	2,363.7	5,119.1
Weighted average number of shares	344,846	268,930	613,776
Basic EPS	7.99	8.79
Income before non-recurring items, attributable to equity holders of AmBev	2,786.8	2,390.7	5,177.5
Weighted average number of shares	344,846	268,930	613,776
EPS before non-recurring items	8.08	8.89
Income attributable to equity holders of AmBev	2,582.4	2,536.7	5,119.1
Weighted average number of shares (diluted)	350,859	313,313	664,172
Diluted EPS	7.36	8.10
Income before non-recurring items, attributable to equity holders of AmBev	2,611.9	2,565.6	5,177.5
Weighted average number of shares (diluted)	350,859	313,313	664,172
Diluted EPS before non-recurring items	7.44	8.19

	2007
In millions of Brazilian Reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,644.1	2,359.4	5,034.4
Weighted average number of shares	344,445	279,415	623,860
Basic EPS	7.68	8.44
Income before non-recurring items, attributable to equity holders of AmBev	2,606.2	2,325.6	4,931.8
Weighted average number of shares	344,445	279,415	623,860
EPS before non-recurring items	7.57	8.32
Income attributable to equity holders of AmBev	2,373.9	2,629.5	5,003.4
Weighted average number of ordinary shares (diluted)	357,546	360,043	717,589
Diluted EPS	6.64	7.30
Income before non-recurring items, attributable to equity holders of AmBev	2,339.9	2,591.9	4,931.8
Weighted average number of ordinary shares (diluted)	357,546	360,043	717,589
Diluted EPS before non-recurring items	6.54	7.20

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding. 259,089 share options were anti-dilutive and not included in the calculation of the dilutive effect.

As mentioned in note 22, preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders. This fact is considered in basic and diluted EPS calculation.

24. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign currency risk, please refer to note 29.

Non-current liabilities

	2008	2007
Secured bank loans	86.3	712.7
Unsecured bank loans	2,676.1	2,146.5
Unsecured bond issues	3,919.4	4,305.6
Unsecured other loans	360.4	334.4
Finance lease liabilities	27.5	31.2
	7,069.6	7,530.3

Current liabilities

	2008	2007
Secured bank loans	52.9	210.0
Unsecured bank loans	2,698.3	1,629.7
Unsecured bond issues	817.0	377.2
Unsecured other loans	8.5	45.5
Finance lease liabilities	11.5	8.1
	3,588.2	2,270.5

Terms and debt repayment schedule

	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
Bank loans	139.2	52.9	—	86.3	—
Unsecured bank loans	5,374.3	2,698.3	234.8	2,163.7	277.5
Unsecured bond issues	4,736.4	817.0	—	3,702.1	217.3
Unsecured other loans	368.9	8.5	53.9	225.9	80.6
Finance lease liabilities	39.0	11.5	18.3	9.2	—
	10,657.8	3,588.2	307.1	6,187.2	575.3

Finance lease liabilities

	Total 2008	Interest 2008	Principal 2008	Total 2007	Interest 2007	Principal 2007
Less than one year	15.2	3.7	11.5	11.0	2.9	8.1
1 to 5 years	33.7	6.2	27.5	14.6	2.9	11.7
More than 5 years	—	—	—	21.6	2.2	19.4
	48.9	9.9	39.0	47.2	8.0	39.2

25. EMPLOYEE BENEFITS – SOCIAL PROGRAMS

AmBev maintains post-employment benefits, such as pension benefits and medical and dental care. According to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During the year 2008, the Company contributed R$7.3 (R$11.9 in 2007) to these funds, which is considered an expense. Once the contributions have been paid, the group has no further payment obligations.

Defined benefit plans

The Company provides pension benefits, health care benefits, reimbursement of expenses with drugs and other benefits to their retirees. Health care benefits, reimbursement of expenses with drug and other benefits are not granted to new retirees.

The present value of funded obligations includes R$333.3 of two health care plans for which the benefits are provided directly by Fundação Antônio e Helena Zerrener (“FAHZ”). FAHZ is a legally distinct entity whose main goal is to provide AmBev’s current and retired employees and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008 and 2007, actuarial liabilities related to the benefits provided by FAHZ are fully offset by an equivalent amount of plans assets. As a result, the net liability recognized in the balance sheet is nil.

On December 31, the net liability for long-term and post-employment benefits consist of the following:

In millions of Brazilian Reais	2008	2007
Present value of funded obligations	(2,942.1)	(3,227.4)
Fair value of plan assets	3,138.9	3,534.5
Present value of net obligations	196.8	307.1
Present value of unfunded obligations	(488.3)	(544.0)
Present value of net obligations	(291.5)	(236.9)
Unrecognized past service cost	5.8	6.9
Unrecognized assets	(466.7)	(553.9)
Net liability	(752.4)	(783.8)
Other long term employee benefits	(12.0)	(11.8)
Total employee benefits	(764.4)	(795.6)
Employee benefits amount in the balance sheet:
Liabilities	(784.3)	(814.1)
Assets	19.9	18.5
Net liabilities	(764.4)	(795.6)

The changes in the present value of the defined benefit obligations are as follows:

In millions of Brazilian Reais	2008	2007
Defined benefit obligation at 1 January	(3,771.4)	(3,834.4)
Service cost	(68.1)	(62.3)
Interest cost	(234.6)	(232.8)
New unvested past service cost	(3.0)	(0.2)
Actuarial gains and (losses)	495.5	43.2
Reclassifications	—	2.2
Exchange differences	(99.7)	62.4
Benefits paid	251.0	250.5
Defined benefit obligation at 31 December	(3,430.4)	(3,771.4)

The changes in the fair value of plan assets are as follows:

In millions of Brazilian Reais	2008	2007
Fair value of plan assets at 1 January	3,534.5	3,366.1
Expected return	283.2	310.7
Actuarial gains and (losses)	(645.9)	(34.4)
Contributions by employer	136.1	184.1
Contributions by plan participants	3.7	4.2
Exchange differences	78.2	(45.6)
Benefits paid	(251.0)	(250.5)
Fair value of plan assets at 31 December	3,138.9	3,534.5

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

In millions of Brazilian Reais	2008	2007
Current service costs	(43.4)	(55.8)
Interest cost	(234.6)	(232.8)
Expected return on plan assets	283.2	310.7
Amortized past service cost	(0.4)	(15.0)
New vested past service cost	(17.7)	(2.3)
Recognized past service cost	(3.1)	—
Asset limitation	(46.5)	(72.0)
	(62.8)	(67.3)

The employee benefit expenses is included in the following line items of the income statement:

In millions of Brazilian Reais	2008	2007
Cost of sales	(15.7)	(15.0)
Distribution expenses	(24.6)	(25.9)
Sales and marketing expenses	(0.7)	(0.7)
Administrative expenses	(21.8)	(25.7)
	(62.8)	(67.3)

The assumptions used in the calculation of the obligations are as follows:

	2008	2007
Discount rate	8.1%	6.6%
Future salary increases	3.8%	3.6%
Future pension increases	2.4%	2.3%
Medical cost trend rate	8.9% p.a reducing to 6.6%	9.2% p.a reducing to 6.5%
Dental claims trend rate	4.6%	4.0%
Life expectation for a 40 year old male	80	80
Life expectation for a 40 year old female	85	84

The assumptions used in the calculation of the period’s pension costs are as follows:

	2008	2007
Discount rate	6.6%	4.8%
Expected return on plan assets	8.4%	5.7%
Future salary increases	3.6%	2.6%
Future pension increases	2.3%	1.6%
Medical cost trend rate	9.2% p.a reducing to 6.5%	6.7% p.a reducing to 3.9%
Dental claims trend rate	4.0%	4.1%

[1]

Since the assumptions are nominal rates in different currencies the Company have converted the foreign rates into reais equivalents based on the 2 year forward currency exchange rates. The weighted average assumptions are calculated based on these reais equivalents.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost while a negative amount refers to an increase in the obligations or cost):

In millions of Brazilian Reais	2008	2008	2007	2007
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(7.4)	6.2	(7.5)	6.3
Effect on the defined benefit obligation for medical cost	(57.1)	48.8	(78.8)	67.8

In order to comply with the disclosure requirements of IAS 1 Presentation of Financial Statements, Company’s sensitivity analysis in relation to the discount rates, future salary increases and mortality rates are presented below:

In millions of Brazilian Reais	2008	2008	2007	2007
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	1.4	(1.0)	1.6	(1.1)
Effect on the defined benefit obligation for medical cost	156.7	(168.4)	230.6	(243.5)

In millions of Brazilian Reais	2008	2008	2007	2007
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(1.1)	1.1	(1.1)	1.1
Effect on the defined benefit obligation for medical cost	(6.3)	6.1	(8.9)	8.7

In millions of Brazilian Reais	2008	2008	2007	2007
Longevity	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of medical plans	(8.9)	9.0	(9.3)	9.1
Effect on the defined benefit obligation for medical cost	(89.8)	87.5	(123.0)	119.9

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2008	2007
Government bonds	47%	46%
Corporate bonds	13%	8%
Equity	39%	44%
Property	2%	2%

The pension plan includes indirect investments in shares issued by the Company for a total fair value of R$1.0 (R$1.5 on December 31, 2007)

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Based on IFRS 1 exemption on Employee Benefits, the Company presented two years, as from the transition date, of history of the present value of the defined benefit obligations, the fair value of the plan assets and the deficit in the plans, as follows:

In millions of Brazilian Reais	2008	2007
Present value of the defined benefit obligations	(2,942.1)	(3,227.4)
Fair value of plan assets	3,138.9	3,534.5
Deficit	196.8	307.1
Experience adjustments: (increase)/decrease plan liabilities	495.5	43.2
Experience adjustments: increase/(decrease) plan assets	(645.9)	(34.4)

AmBev expects to contribute approximately R$94.7 to its defined benefit plans in 2009.

26. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors, in order to align the interests of shareholders with those of the employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the bonus plan and issued during the second quarter of 2008 cliff vest after 5 years. AmBev issued a total of 674 thousand of such options, representing a fair value of approximately R$37.2. In addition, 129 thousand options were granted to members of the board of directors, representing a fair value of approximately R$10.8.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2008 grants are as follows:

In R$ per share	2008	2007	2006
Fair value of options granted	83.55	61.83	65.00
Share price	134.19	108.84	101.40
Exercise price	130.63	100.83	90.27
Expected volatility	33.0%	25.5%	30.0%
Expected option life (in years)	5.0	4.0	3.0
Expected dividends	0%	0%	0%
Risk-free Interest rate	12.5%	10.6%	14.6%

As per the terms of the Option Plan for 2008, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The total number of outstanding options developed follows:

Thousand options	2008	2007	2006
Options outstanding at January 1	2,295	2,439	3,510
Options issued during the year	803	845	766
Options exercised during the year	128	611	1,479
Options forfeited during the year	141	378	358
Options outstanding at December 31	2,829	2,295	2,439

The range of exercise prices of the outstanding options is between R$54.11 and R$130.63 and the weighted average remaining contractual life is approximately 3.7 years.

Of the 2,829 thousand outstanding options, 559 thousand options are vested at December 31, 2008.

The weighted average exercise price of the options is as follows:

In R$ per share	2008	2007	2006
Options outstanding at January 1	84.34	64.76	50.96
Options issued during the year	134.19	108.84	101.40
Options exercised during the year	94.94	63.67	54.45
Options forfeited during the year	75.70	60.25	50.81
Options outstanding at December 31	97.52	84.34	64.76
Options vested at December 31	55.20	50.65	49.38

The Company may use the treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all options plans.

Since 2005, bonuses granted to Company employees and management are partially settled in shares.

The above described share-based payment transactions resulted in a total expense of R$57.8 for the year 2008 and R$38.7 for the year 2007.

27. PROVISIONS

	Restructuring	Disputes	Other	Total
Balance at January 1, 2008	34.6	998.7	—	1,033.3
Effect of changes in foreign exchange rates	(0.3)	23.4		23.1
Provisions made	7.2	295.3	—	302.5
Provisions used	(23.1)	(177.6)	—	(200.7)
Provisions reversed	(3.0)	(131.4)	—	(134.3)
Transfer between account	—	(140.4)	140.4	—
Other movements	—	40.8	—	40.8
Balance at December 31, 2008	15.5	908.8	140.4	1,064.7

Provision for disputes comprise mainly tax and labor lawsuits. (see note 32)

The provisions are expected to be settled within the following time windows:

In million of Brazilian Reais	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Current restructuring	11.5	11.5	—	—	—
Non-current restructuring	4.0	—	4.0	—	—
	15.5	11.5	4.0	—	—
Disputes
Commercial	45.6	4.2	8.3	16.5	16.5
Tax on sales	445.2	30.1	83.0	166.1	166.1
Income tax	69.8	4.9	13.0	26.0	26.0
Labor	244.3	17.3	45.4	90.8	90.8
Other	103.8	33.8	14.0	28.0	28.0
	908.8	90.3	163.7	327.4	327.4
Other	140.4	—	—	—	140.4
	1,064.7	101.8	167.7	327.4	467.8

The expected settlement was based on management’s best estimate at the balance sheet date.

28. TRADE AND OTHER PAYABLES

Non-current

	2008	2007
Trade payables	15.8	2.6
Other payables	610.6	663.0
	626.4	665.5

Current

	2008	2007
Trade payables and accrued expenses	3,308.3	2,510.0
Payroll and social security payables	308.6	385.5
Indirect tax payable	1,325.5	1,093.7
Interest payable	365.5	168.1
Consigned packaging	77.6	88.4
Cash guarantees	4.4	3.5
Derivative financial instruments with negative fair values	418.8	733.9
Dividends payable	300.1	36.1
Other payables	38.7	111.9
	6,147.5	5,131.1

29. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital market in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) translation and balance conversion risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use derivative interest and commodities. Derivative instruments authorized by the risk policy are futures contracts traded on forex, deliverable forwards, non-deliverable forwards and swaps. On December 31,

2008, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were stated as Fair value hedge instruments. Therefore, its results, measured according to their fair value, are recognized in each accounting period in financial income.

ii) Operational hedge – These contracted operations for the purpose of reducing the Company’s exposure to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at its fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding booking accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the fiscal impact of operations between the Company and subsidiaries. Derivatives used to hedge against foreign exchange impacts in the calculation of income tax were designated Fair Value Hedge. Thus, the net income from these operations is recognized on the accrual basis in the income tax result of each period.

On December 31, 2008 and 2007, these instruments’ contracted amounts and their respective fair values, as well as each year’s accumulated effects, are detailed in the table below:

		Notional Value		Fair Value		Accumulated Effect (2)
		31.12.08	31.12.07	31.12.08	31.12.07	31.12.08	31.12.07
Purpose / Risk/ Instrument
Foreign Currency	Future contracts(1)	1,630.1	1,164.2	(53.0)	11.3	408.9	(244.8)
Foreign Currency	Non Deliverable Forwards	984.7	361.1	161.2	(6.8)	174.6	7.0
Foreign Currency	Deliverable Forwards	315.8	55.3	13.4	(0.2)	9.7	(1.2)
Interest Rates	Future contracts(1)	(1,000.0)	—	(0.5)	—	(12.7)	—
Commodity	Future contracts(1)	236.8	83.5	(53.0)	2.8	(86.3)	(4.8)
Commodity	Swaps	471.0	420.2	(293.7)	(27.8)	(303.7)	(40.5)
Operational Hedge		2,638.4	2,084.3	(225.6)	(20.7)	190.5	(284.3)

Foreign Currency	Future contracts(1)	(713.4)	(786.4)	23.2	(4.7)	(34.1)	187.6
Foreign Currency	Swaps	2,635.7	3,996.4	172.9	(535.1)	347.0	(896.9)
Foreign Currency	Non Deliverable Forwards	1,469.3	1,198.7	379.3	—	41.1	119.1
Interest Rates	Future contracts(1)	382.0	450.0	(0.2)	0	(0.3)	(3.4)
Interest Rates	Swaps	921.7	886.9	14.6	(139.6)	(23.0)	(59.8)
Financial Hedge		4,695.2	5,745.6	589.8	(679.4)	330.7	(653.4)

Foreign Currency	Future contracts(1)	(1,590.3)	(900.5)	52.7	(9.2)	(302.4)	232.4
Fiscal Hedge		(1,590.3)	(900.5)	52.7	(9.2)	(302.4)	232.4

Total Derivatives		5,743.2	6,929.3	416.9	(709.3)	218.9	(705.3)

(1)	Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2)	Income generated by operations during the year ended in 2008. The amount generated in the year, R$28.4 was recognized in income for the year, of which R$330.7 as financial income and R$(302.4) as income tax and social contribution; and the gain of R$190.5 was recorded in shareholders’ equity, partially amortizing the earnings retained in previous periods, which will be recognized in future periods as property, plant and equipment or investment, depending on the nature of each hedge.

These instruments, as of December 31, 2008, at Fair Value and Notional Value per instrument, matured as follows:

		Fair Value
		2009	2010	2011	2012	>2012	Total
Purpose / Risk / Instruments
Foreign Currency	Future contracts	(46.0)	(6.9)	—	—	—	(53.0)
Foreign Currency	Non Deliverable Forwards	161.7	(0.5)	—	—	—	161.2
Foreign Currency	Deliverable Forwards	14.0	(0.6)	—	—	—	13.4
Interest Rates	Future contracts	—	(0.4)	—	—	—	(0.4)
Commodity	Future contracts	(49.7)	(3.4)	—	—	—	(53.0)
Commodity	Swaps	(293.7)	—	—	—	—	(293.8)
Operational Hedge		(213.8)	(11.8)	—	—	—	(225.6)

Foreign Currency	Future contracts	18.1	(1.8)	4.8	(1.6)	3.7	23.2
Foreign Currency	Swaps	—	—	164.2	—	8.7	172.9
Foreign Currency	Non Deliverable Forwards	297.6	—	—	81.7	—	379.3
Interest Rates	Future contracts	—	—	—	—	(0.2)	(0.2)
Interest Rates	Swaps	(32.0)	46.6	—	—	—	14.6
Financial Hedge		283.8	44.7	169.0	80.1	12.2	589.8

Foreign Currency	Future contracts	52.7	—	—	—	—	52.7
Fiscal Hedge		52.7	—	—	—	—	52.7

Total Derivatives		122.6	33.0	169.0	80.1	12.2	416.9

		Notional Value
		2009	2010	2011	2012	>2012	Total
Purpose / Risk / Instruments
Foreign Currency	Future contracts	1,408.0	222.0	—	—	—	1,630.1
Foreign Currency	Non Deliverable Forwards	975.2	9.5	—	—	—	984.7
Foreign Currency	Deliverable Forwards	305.1	10.6	—	—	—	315.8
Interest Rates	Future contracts	(700.0)	(300.0)	—	—	—	(1,000.0)
Commodity	Future contracts	199.1	37.7	—	—	—	236.8
Commodity	Swaps	471.0	—	—	—	—	471.0
Operational Hedge		2,658.5	(20.1)	—	—	—	2,638.4

Foreign currency	Future Contracts	(510.6)	58.4	(169.4)	64.9	(156.6)	(713.4)
Foreign currency	Swaps	—	—	1,247.8	—	1,387.9	2,635.6
Foreign currency	Non Deliverable Forwards	1,188.8	—	—	280.4	—	1,469.3
Interest Rates	Future Contracts	447.5	(5.0)	(5.0)	(2.5)	(53.0)	382.0
Interest Rates	Swaps	300.0	621.7	—	—	—	921.7
Financial Hedge		1,425.7	675.1	1,073.3	342.8	1,178.3	4,695.2

Foreign Currency	Future Contracts	(1,590.3)	—	—	—	—	(1,590.3)
Fiscal Hedge		(1,590.3)	—	—	—	—	(1,590.3)

Total Derivatives		2,493.8	655.0	1,073.3	342.8	1,178.3	5,743.2

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on three (3) scenarios that may generate impacts on the Company’s future results and/or cash flows, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on December 31, 2008.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2008.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction’s hedge objects.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR (R$) (i)
Foreign Currency	Future Contracts	Dollar decrease	(53.0)	(407.5)	(815.0)	266.7
Foreign Currency	NDFs	Dollar and Euro decrease	161.2	(246.2)	(492.4)	47.7
Interest Rates	Deliverable Forwards	Dollar decrease	13.4	(78.9)	(157.9)	9.1
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	(0.5)	(5.2)	(11.0)	3.3
Commodity	Future Contracts	Commodities decrease	(53.0)	(59.2)	(118.4)	56.3
Commodity	Swaps	Commodities decrease	(293.7)	(117.8)	(235.5)	61.8
Operational Hedge			(225.6)	(914.8)	(1,830.1)
Foreign Currency	Future Contracts	Dollar decrease	23.2	(178.3)	(356.7)	116.7
Foreign Currency	Swaps	Dollar decrease	172.9	(658.9)	(1,317.8)	67.4
Foreign Currency	NDFs	Dollar decrease	379.3	(367.3)	(734.6)	26.6
Interest Rates	Future Contracts	Increase in interest rate	(0.2)	(16.1)	(32.6)	6.2
Interest Rates	Swaps	Increase in interest rate	14.6	(14.7)	(47.7)	13.5
Financial Hedge			589.8	(1,235.4)	(2,489.4)
Foreign Currency	Future Contracts	Dollar increase	52.7	(397.6)	(795.2)	260.2
Fiscal Hedge			52.7	(397.6)	(795.2)
Total Derivatives			416.9	(2,547.8)	(5,114.7)

(i)	unaudited information

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar and euro decrease	91.6	(654.6)	(1,309.6)
Input purchases		(91.6)	654.6	1,309.6
Commodities hedge	Decrease on Commodities price	(346.8)	(177.0)	(353.9)
Input purchases		346.8	177.0	353.9
Foreign exchange hedge	Dollar and euro decrease	29.6	(83.3)	(166.6)
Capex purchase		(29.6)	83.3	166.6
Operational hedge		(225.6)	(914.8)	(1,830.1)
Operational purchases		225.6	914.9	1,830.1
Net effect			—	—
Foreign exchange hedge	Foreign currency increase	575.4	(1,204.6)	(2,409.1)
Net debt		(575.4)	1,204.6	2,409.1
Interest rate hedge	Increase in interest rates	14.4	(30.8)	(80.3)
Interest Expenses		(14.4)	30.8	80.3
Financial hedge		589.8	(1,235.4)	(2,489.4)
Net debt and interest		(589.8)	1,235.4	2,489.4
Net effect			—	—
Foreign exchange hedge	Dollar increase	52.7	(397.6)	(795.2)
Tax expenses		(52.7)	397.6	795.2
Fiscal hedge		52.7	(397.6)	(795.2)
Tax expenses		(52.7)	397.6	795.2
Net effect			—	—

Operational Hedge

During the year ended in 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease (Increase) in the cost of goods sold
Currency hedge	(74.8)
Hedge of aluminum	(21.8)
Hedge of sugar	18.9
Hedge of wheat	(5.4)
Hedge of fuel	(0.9)

Total	(84.0)

On December 31, 2008, unrealized gains in the amount of R$212.4 were recorded in shareholders’ equity. Such gain is recognized at credit of the Company’s result: the amount of R$204.0 in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as it is an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, as it is a Capex hedge.

Ascertainment of fair value of derivatives

The Company evaluates derivative instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or contractors in certain operations with derivative instruments, as of December 31, 2008 the Company kept an amount of R$226.4 in immediate liquidity or cash investments and R$105.5 in bank sureties as collateral for derivative operations.

Debt financial instruments

The Company’s financial liabilities, mainly represented by foreign debt securities, debentures and promissory notes, are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are stated as items subject to fair value hedge. As such, variations in the fair value of hedged risk factors are recognized in income in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional gain, before income and social contribution taxes, of approximately R$(268.8) on December 31, 2008 (R$466.5 on December 31, 2007), as presented below:

	Book value	Market value	Difference
Working Capital BRL (Labatt)	1,186.0	1,381.1	(195.1)
Senior Notes – BRI (i)	169.9	175.9	(6.0)
International financing (other currencies)	2,213.8	2,213.8	—
Promissory Notes	1,500.0	1,500.0	—
Agro-industrial credit	450.0	450.0	—
BNDES/FINEP/EGF	278.2	278.2	—
Bond 2011	1,304.6	1,318.5	(13.9)
Bond 2013	1,234.0	1,342.4	(108.4)
Bond 2017	217.3	217.3	—
Debentures	2,065.1	2,010.5	54.6
Finance lease liabilities	39.0	39.0	—
Total	10,657.8	10,926.7	(268.9)

(i)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as December 31, 2008, approximately 110.19% of face value for Bond 2011, 110.55% for Bond 2013 and 72.42% for Bond 2017 (116.75% for Bond 2011, 116.67% for Bond 2013 and 86.91% for Bond 2017 on December 31, 2007).

Liquidity risk

The following are the contractual maturities of non-derivatives financial liabilities includes interest payments and derivative financial assets and liabilities:

2008
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139.2	(211.9)	(66.7)	(12.8)	(132.3)	—
Unsecured bank loans	5,374.3	(6,398.1)	(3,253.9)	(506.9)	(2,310.7)	(326.6)
Unsecured bond issues	4,736.4	(7,631.0)	(1,636.9)	(706.9)	(4,844.5)	(442.7)
Unsecured other loans	368.9	(505.7)	(46.5)	(92.0)	(258.5)	(108.6)
Finance leasing liabilities	39.0	(48.8)	(15.1)	(17.9)	(15.8)	—
Bank overdraft	18.8	(18.8)	(18.8)	—	—	—
Trade and other payables	6,396.8	(6,396.9)	(5,770.4)	(626.4)	—	—
Total	17,073.5	(21,211.0)	(10,808.5)	(1,962.9)	(7,561.7)	(877.8)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	13.9	(52.8)	(10.1)	31.2	(41.5)	(32.4)
Foreign exchange derivatives	569.3	259.4	130.8	73.6	55.0	—
Interest rate & FX derivatives	180.5	(1,447.6)	21.12	5.8	(1,474.6)	—
Commodity derivatives	(346.8)	(299.5)	(296.2)	(3.4)	—	—
Total	416.9	(1,540.5)	(154.3)	107.2	(1,461.0)	(32.4)

2007
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	922.7	(1,088.4)	(253.7)	(792.9)	(41.8)	—
Unsecured bank loans	3,776.2	(4,306.1)	(1,920.9)	(748.5)	(1,232.1)	(404.6)
Unsecured bond issues	4,682.8	(6,592.5)	(841.0)	(1,744.6)	(2,722.9)	(1,284.1)
Unsecured other loans	379.9	(434.9)	(64.2)	(64.9)	(212.7)	(93.2)
Finance leasing liabilities	39.3	(46.2)	(9.9)	(5.9)	(30.4)	—
Bank overdraft	67.3	(67.3)	(67.3)	—	—	—
Trade and other payables	5,062.7	(5,062.7)	(4,397.2)	(666.5)	—	—
Total	14,930.9	(17,598.1)	(7,554.1)	(4,022.3)	(4,239.9)	(1,781.9)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	(139.6)	(96.9)	(5.3)	(20.2)	(21.4)	(50.0)
Foreign exchange derivatives	(317.5)	157.1	(23.4)	32.5	148.1	—
Interest rate & FX derivatives	(227.2)	(1,736.8)	(666.0)	(140.3)	(437.9)	(492.7)
Commodity derivatives	(25.0)	(18.1)	(19.3)	1.2	—	—
Total	(709.3)	(1,694.7)	(714.1)	(126.8)	(311.2)	(542.7)

Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified.

The process that determines the financial institutions authorized to operate as the Company’s counterparts is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterpart based on the risk rating and on each counterpart’s capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

Aiming to minimize the credit risk with its counterparties in material derivative operations, the Company adopts bilateral “trigger” clauses with these counterparties. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. In 2008, the total amount of this limit is R$292.1 (equivalent to US$125.0) in derivative operations contracted in Brazil, and R$151.9 (equivalent to US$65.0) in derivative operations contracted abroad.

On December 31, 2008, the Company had relevant short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, Bradesco, Unibanco, Santander, BNP Paribas and JP Morgan. The Company had derivatives agreements with the following financial institutions: BBVA, Bank of Nova Scotia, Banco Votorantin, Citibank, Calyon, Deutsche Bank, Goldman Sachs, Itaú BBA, JP Morgan Chase, Macquarie, Morgan Stanley, Prudential Securities, Santander, ScotiaBank, Societè Generale, TD Securities and Unibanco.

30. OPERATING LEASES

Operating leases mature as follows:

	2008	2007
Less than one year	48.6	45.9
One to five years	133.5	125.9
More than five years	57.6	61.9

	239.7	233.8

In 2008, the operating lease expense amounted to R$53.9 in the income statement (R$31.4 in 2007).

The Company primarily leases warehouses and offices. The lease is normally made for a period of 5 to 10 years, with a renewal option after that date.

31. COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

	2008	2007
Collateral given for own liabilities	731.3	613.9
Contractual commitments to purchase property, plant and equipment	148.9	253.5
Other commitments	128.3	4.6

	1,008.5	872.0

The collateral given for own liabilities total R$1,008.5 on December 31, 2008 which contains R$547.6 cash guarantees. The cash deposits for guarantees are presented as part of other receivables – see note 19 Trade and other receivables. In addition, to fulfill the guarantees demanded by the derivative exchanges and/or the other parties contracted in certain derivative financial instrument transactions, the Company maintains on December 31, 2008 R$208.7 in highly liquid financial instruments or in cash and R$105.0 in bank guarantee as collateral for derivative transactions.

32. CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits. The amount related to these taxes recorded in December 31, 2008 and 2007 was R$427.0 and R$429.4 respectively.

Labor

The Company and its subsidiaries are involved in approximately 4,400 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others. The amount related to labor contingencies recorded in December 31, 2008 and 2007 was R$249.5 and R$273.3 respectively

Labatt Canada

Labatt Canada was assessed by the Canadian Government for the interest rate used in certain related party debts and related party transactions, and other transactions existing in the past. The total amount of the exposure may reach CAD$218.0, equivalent to R$417.0 on December 31, 2008. In the event Labatt Canada is required to pay these amounts. CAD$110.0 will be reimbursed by its former parent company InBev, equivalent to R$210.4 on December 31, 2008.

During 2008, as required by Canadian tax law, payments of CAD$115.3, equivalent to R$220.3, were made. Out of this amount, InBev has reimbursed Labatt Canada in CAD$79.2, equivalent to R$151.5. Labatt Canada is continuing to challenge these assessments. After considering the transactions in the period, the probable payable amount was assessed at CAD$63.6, equivalent to R$121.6, on December 31, 2008.

Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof to employees.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are under review by first instance and state appelate courts, and a few are currently being reviewed by the Superior Court of Justice.

Lawsuits with possible loss:

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable. For the lawsuits as follow below, Company’s management understands there is no need for provision:

Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it adopts a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The lawsuits described above amount to R$2,682.8, already adjusted by the decision partially favorable to the Company, judged in December 2008, for which an appeal is possible in the administrative sphere. The Company, based on the opinion of its legal advisors, classifies the abovementioned amount as having the risk of possible loss, but not probable.

Stock subscription bonus (warrants)

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary. AmBev would receive in counterpart funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$119.6), as well as legal fees and expenses. AmBev disputes these claims and intends to continue to vigorously defend its case.

On December 31, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

33. RELATED PARTIES

Transactions with members of the Board of Directors and Executive Officers:

In addition to short-term benefits (primarily salaries), Directors and Executive Officers are entitled to post-employment benefits, such as retirement benefits and health and dental care, as mentioned in Note 25. Moreover, Directors and Executive Officers are entitled to the Share Option Plan, as mentioned in Note 26.

The total expenses with the Company’s Directors is as follows:

	2008	2007
Short-term employee benefits	14.4	12.9
Post-employment benefits	0.6	—
Other long-term employee benefits	1.0	0.4
Share-based payments	10.4	8.1
Total Key Management Remuneration	26.4	21.4

Except as described herein, AmBev neither has any type of transaction with the Directors and Executive Officers nor pending balances receivable or payable in its balance sheet.

Transactions with other related parties:

FAHZ is one of the Company’s shareholders, with 16,60% of the voting rights and 9,33% of share capital. As mentioned in note 25, FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2008, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

In addition, the expenses incurred in 2008 by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$93.3 (R$81.6 in 2007), of which R$81.0 related to active employees and R$12.3 related to inactive employees (R$70.1 and R$11.5 respectively, in 2007).

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Aggregate amounts of AmBev interest are as follows:

In million of Reais	2008	2007
Non-current assets	157.1	151.0
Current assets	130.7	128.0
Non-current liabilities	187.4	172.8
Current liabilities	123.9	132.1
Result from operations	13.0	14.1
Profit attributable to equity holders	1.6	(0.8)

Transactions with associates

AmBev transactions with associates were as follows:

In millions of Reais	2008	2007
Net sales	10.5	(0.8)
Current assets	—	0.5
Current liabilities	30.3	6.0

34. EVENTS AFTER THE BALANCE SHEET DATE

a)	Dividends payable – subsidiary Quilmes

At a meeting of the Board of Executive Officers of Quinsa, held on February 10, 2009, the distribution of dividends in the amount of R$664.6 (equivalent to US$295.0, on February 10, 2009), as a result of the income for 2008, was approved to be paid by our subsidiary Quinsa.

b)	New licensee for the beers of the Labatt family in the United States

In February 2009, AmBev announced that subject to approval of the U.S. Department of Justice, KPS Capital Partners, LP (“KPS”), a private equity firm with over $1.8 billion of committed capital, will become the exclusive licensee for Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) for consumption in the United States. KPS will receive from AmBev’s subsidiary Labatt the license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and use to the relevant trademarks and intellectual property to do so. Further, Labatt will continue to brew and supply the Labatt branded beer for KPS on an interim basis for no more than three years, after which KPS will be responsible for production. This transaction does not affect Labatt branded beer in Canada elsewhere outside the United States, and also does not impact Kokanee, Alexander Keith’s, Brahma or any other brands except for Labatt branded beer.

c)	Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.,

Our subsidiary Quinsa acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., exclusively bottler of Pepsi in Bolivia. This transaction amounted to US$27 million.

d)	Distribution agreement signed with Anheuser-Busch International

The subsidiary Cervejaria Paraguaya (Cervepar) signed, in April 2009, a distribution agreement with Anheuser-Busch International to distribute Budweiser in Paraguay.

e)	Promissory note payment

On April 13, 2009, the Company paid the Promissory Note in the amount of R$1,692.7, which were remunerated by 102.00% of CDI.

f)	Dividends and interest on shareholders’ equity

On April 13, 2009, the Company approved the distribution of interest on shareholders’ equity, related to the period from January to March 2009, to be allocated to the minimum mandatory dividends of the fiscal year 2009, at a ratio of R$0.41 per common share and R$0.45 per preferred share. The distribution of interest on shareholders’ equity was taxed according to the law in force, resulting in a net distribution of R$0.35 per common share and R$0.38 per preferred share.

The abovementioned payments will be made as from May 29, 2009 (by referendum of the Annual General Meeting for the year ending December 31, 2009), based on the shareholding position of April 22, 2009 for the shareholders of Bovespa and of April 27, 2009 for the shareholders of NYSE, without monetary correction. Shares and ADRs were traded ex-dividends as of April 23, 2009.

35. GROUP COMPANIES

Listed below are the most important group companies. The total number of companies consolidated (fully and proportionally) is 47.

Argentina
CERVECERÍA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26º andar - Buenos Aires	92.7%
Bolivia
CERVECERÍA BOLIVIANA NACIONAL S.A. - Av. Montes 400 y Rua Chuquisaca – La Paz	79.2%
Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1017, 4º andar, cj. 44 e 42 - Itaim Bibi, São Paulo.	Consolidating Company
AMBEV BRASIL BEBIDAS LTDA. – Avenida Antarctica, 1891, Fazenda Santa Úrsula -Jaguariúna – SP	100.0%
AROSUCO AROMAS E SUCOS LTDA. – Avenida Buriti, 5385, Distrito Industrial - Manaus – AM	100.0%
EAGLE DISTRIBUIDORA DE BEBIDAS S.A. – Avenida Antarctica, 1891, Fazenda Santa Úrsula - Jaguariúna – SP	100.0%
FRATELLI VITA BEBIDAS S.A. – Estrada do Engenho D’Água, nº 199 - Fundos Jacarepaguá – RJ	99.5%
TAURUS INVESTMENTS SPC – Queensgate House, South Church Street, P.O. Box 1234 George Town Grand Cayman Cayman Islands	100.0%
Canada
LABATT BREWING COMPANY LIMITED – 207 Queen’s Quay West, Suite 299 – M5J 1A7 – Toronto	100.0%
Dominican Republic
EMBODOM - EMBOTELLADORA DOMINICANA C. POR A. – Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	65.8%
Ecuador
COMPAÑÍA CERVECERA AMBEV ECUADOR - Km 14,5 - Via Daule, Av. Las Iguanas – Guayaquil	100.0%
Guatemala
INDUSTRIAS DEL ATLÁNTICO - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edificio Mariposa, nível 4 - 01012 – Zacapa	50.0%
Paraguay
CERVECERÍA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	81.2%
Peru
COMPANHIA CERVECERA AMBEV PERÚ S.A.C. - Av. República de Panama, 3659 San Isidro - Lima 41 - Lima	85.7%
Uruguay
CERVECERÍA NACIONAL - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	90.7%
Venezuela
C.A. CERVECERÍA NACIONAL - Av. Principal Boleita Norte, Edif. Draza, Piso 2 - Caracas	51.0%

ITEM 19.	EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - AmBev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by AmBev on April 29, 2009)

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

2.3	Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 4.5 to Form F-4 filed by AmBev on August 29, 2002).

2.4	Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001 among Steadfast Insurance Company, The Bank of New York, AmBev and CBB (incorporated by reference to Exhibit 4.6 to Form F-4 filed by AmBev on August 29, 2002).

2.5	Indenture dated September 18, 2003 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 2.1 to Form 20-F filed by AmBev on June 30, 2004).

2.6	Form of Note (contained in Exhibit 2.5).

2.7	Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility by the Trustee, AmBev, CBB and the Insurer, dated September 18, 2003 (incorporated by reference to Exhibit 2.5 to Form 20-F filed by AmBev on June 30, 2004).

2.8	Application for Political Risk Insurance for Capital Markets Transactions, executed by the Trustee (incorporated by reference to Exhibit 2.6 to Form 20-F filed by AmBev on June 30, 2004).

3.1	Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - AmBev dated as of March 2, 2004 among FAHZ, Braco, ECAP, AmBev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

3.2	Incorporação Agreement dated March 3, 2004 (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by AmBev on March 9, 2004).

3.3	Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002 among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to AmBev, filed by FAHZ, Braco and ECAP on November 29, 2002).

4.1	Performance Agreement between AmBev and the Conselho Administrativo de Defesa Econômica - CADE, dated April 19, 2000 (incorporated by reference to Exhibit 10.8 to the Form F-4 filed by AmBev on August 29, 2000).

4.2	Termination of the Letter Agreement, dated June 22, 2004, between Labatt Holding, B.V. and Interbrew International, B.V. (incorporated by reference to Exhibit 4.15 to Form 20-F filed by the Company on July 1, 2005).

4.3	Letter from InBev to AmBev and Labatt, relating to Labatt Tax Reassessment, dated March 4, 2005 (incorporated by reference to Exhibit 4.16 to Form 20-F filed by the Company on July 1, 2005).

4.4	Confirmation of Intellectual Property and Hedging Arrangements, dated August 27, 2004, to AmBev and Labatt from Interbrew S.A. (incorporated by reference to Exhibit 4.17 to Form 20-F filed by the Company on July 1, 2005).

4.5	Executed Letter Agreement dated July 22, 2004, to AmBev from Interbrew regarding the provision of certain information relating to each business and its affiliates (incorporated by reference to Exhibit 4.18 to Form 20-F filed by the Company on July 1, 2005).

4.6	Labatt Services Agreement, dated August 27, 2004, between Labatt Brewing and Interbrew S.A. regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.19 to Form 20-F filed by the Company on July 1, 2005).

4.7	Labatt Services Agreement, dated August 27, 2004, between Interbrew S.A. and Labatt Brewing regarding services until December 31, 2004 (incorporated by reference to Exhibit 4.20 to Form 20-F filed by the Company on July 1, 2005).

4.8	Transfer Agreement, dated August 2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L. (incorporated by reference to Exhibit 4.21 to Form 20-F filed by the Company on July 1, 2005)

4.9	License Agreement, dated March 21, 2005, between AmBev and InBev (incorporated by reference to Exhibit 4.22 to Form 20-F filed by the Company on July 1, 2005).

4.10	Announcement of commencement of the Public Offer of non-share convertible and subordinated debentures, dated August 3, 2006 (incorporated by reference to Exhibit 4.11 to Form 20-F filed by the Company on July 09, 2007).

4.11	Announcement of termination of the Public Offer of non-share convertible and subordinated debentures, dated August 7, 2006 (incorporated by reference to Exhibit 4.12 to Form 20-F filed by the Company on July 09, 2007).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev.

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) dated December 11, 2006 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by the Company on July 09, 2007).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Companhia de Bebidas das Américas - AmBev, certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves
Name:	João Mauricio Giffoni de Castro Neves
Title:	Chief Executive Officer

By:	/s/ Nelson José Jamel
Name:	Nelson José Jamel
Title:	Chief Financial Officer

Date: May 15, 2009