Form 20-F
period 2009-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2010-04-21
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

(Exact name of Registrant as specified in its charter)

American Beverage Company – AmBev

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organisation)

Rua Dr. Renato Paes de Barros, 1017, 4º andar
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Nelson José Jamel, Chief Financial and Investor Relations Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 4º andar, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1508
e-mail: acjamel@ambev.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Common Share Common Shares, no par value*	New York Stock Exchange
American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Preferred Share Preferred Shares, no par value*	New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
R$300,000,000 9.500% Notes due 2017 of Ambev International Finance Co. Ltd. guaranteed by Companhia de Bebidas das Américas - AmBev	Not Applicable
Guaranty of the R$300,000,000 9.500% Notes due 2017 of Ambev International Finance Co. Ltd. by Companhia de Bebidas das Américas - AmBev	Not Applicable

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

346,473,893 Common Shares
269,962,329 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes   ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A
☐ Yes   ☐ No

TABLE OF CONTENTS

i

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The company  first adopted IFRS  for the annual consolidated financial statements for the year ended December 31, 2008. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Brazilian GAAP. The influence of the transition to IFRS (from financial statements prepared in accordance with Brazilian GAAP) on the Company’s financial statements for the year ended December 31, 2007, its results of operations and its cash flows for that year, is detailed in note 4 to our consolidated annual financial statements included in the Company’s 2008 annual report. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. GAAP.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais at the period-end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on December 31, 2009 was R$1.74 to U.S.$1.00, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais into U.S. dollars.

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

There are statements in this Form 20-F, such as statements that include the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—H. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

▪	greater than expected costs (including taxes) and expenses;

▪	the risk of unexpected consequences resulting from acquisitions;

▪	our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

▪	lower than expected revenue;

▪	greater than expected customer losses and business disruptions;

▪	limitations on our ability to contain costs and expenses;

▪
local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

▪	the monetary and interest rate policies of central banks;

▪	continued availability of financing;

▪	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

▪	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

▪	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

▪	changes in pricing environments and volatility in commodity prices;

▪	regional or general changes in asset valuations;

▪	tax consequences of restructuring;

▪	changes in consumer spending;

▪	the outcome of pending and future litigation and governmental proceedings;

▪	changes in government policies;

▪
changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

▪	natural and other disasters;

▪	any inability to economically hedge certain risks;

▪	inadequate impairment provisions and loss reserves;

▪	technological changes;

▪	our success in managing the risks involved in the foregoing.

▪	Governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

▪	the declaration or payment of dividends; and

▪	the utilization of AmBev’s subsidiaries’ income tax losses carry forward.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this Form 20-F are further qualified by the risk factors disclosed in “Item 3. Key Information—H. Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Brazilian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

The tables below represent the selected statement of operations and balance sheet data for the years ended December 31, 2009, 2008 and 2007 that were prepared under IFRS, and the selected statement of operations and balance sheet data for the years ended December 31, 2006 and 2005 have been prepared under Brazilian GAAP. The selected financial data also includes certain items for the years 2005 to 2006 in accordance with U.S. GAAP.

B.	Statement of Operations Data

	Year ended December 31,
	2009	2008	2007
	(R$ in millions)
IFRS Income Statement
Net sales	23,194.0	20,713.2	19,579.5
Cost of sales	(7,731.9)	(7,217.6)	(6,599.2)
Gross profit	15,462.1	13,495.5	12,980.4
Sales and marketing expenses	(5,542.0)	(4,956.3)	(4,609.1)
Administrative expenses(1)	(1,478.1)	(1,037.0)	(1,012.9)
Other operating income/(expense)	539.3	383.5	306.8
Special items	196.6	(59.2)	72.5
Income from operations	9,177.9	7,826.5	7,737.8
Net finance expense	(982.1)	(1,190.8)	(1,163.1)
Income tax expense	(2,208.1)	(1,447.2)	(1,510.1)
Share of results of associates	0.7	2.3	4.2
Net Income	5,988.4	5,190.9	5,068.8
Attributable to:
Equity holders of AmBev	5,986.1	5,119.1	5,003.4
Minority interest	2.3	71.8	65.4

	Year ended December 31,
	2009	2008	2007
	(R$, except for
	number of shares)
IFRS
Earnings per share and per ADS
- Basic
Common shares	9.32	7.99	7.68
Preferred shares	10.25	8.79	8.44
- Diluted
Common shares	9.30	7.98	7.66
Preferred shares	10.23	8.78	8.43
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average)(3)(4)
- Basic
Common shares	5.54	4.37	3.15
Preferred shares	6.10	4.81	3.47
- Diluted
Common shares	5.53	4.37	3.15
Preferred shares	6.09	4.81	3.46
Weighted average number of shares (thousands) (4)
- Basic
Common shares	346,156	344,846	344,445
Preferred shares	269,340	268,930	279,415
- Diluted
Common shares	346,211	344,906	344,576
Preferred shares	270,201	269,374	280,221

	Year ended December 31,
	2006	2005
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Brazilian GAAP
Gross sales, before taxes, discounts and returns	32,487.8	28,878.7
Net sales	17,613.7	15,958.6
Cost of sales	(5,948.7)	(5,742.3)
Gross profit	11,665.0	10,216.3
Selling, general and administrative (1)	(5,408.7)	(4,998.4)
Provision for contingencies and other	111.8	(71.5)
Other operating expenses, net	(955.1)	(1,075.4)
Net finance expenses	(1,078.3)	(1,086.7)
Share of Results of Associates	1.4	2.0
Income from operations (2)	4,336.1	2,986.2
Non-operating income (expense), net	(28.8)	(234.3)
Income tax benefit (expense)	(1,315.3)	(1,020.2)
Income before equity in affiliates, profit sharing and minority interest	2,992.0	1,731.7
Profit sharing and contributions	(194.4)	(202.8)
Minority interest	8.7	16.8
Net income	2,806.3	1,545.7
Earnings per share and per ADS (excluding treasury shares) at year end	4.40	2.37
Dividends and interest attributable to shareholders’ equity per share and per ADS (excluding treasury shares) (3)
Common shares	1.78	3.87

	Year ended December 31,
	2006	2005
	(R$ in millions, except for per share amounts, number of shares and other operating data)
Preferred shares	1.95	4.25
Number of shares outstanding at year end, excluding treasury shares (in thousands) (4)
Common shares	344,663	344,889
Preferred shares	292,530	311,299

	Year ended December 31,
	2006	2005
	(R$ in millions, except for per share amounts, number of shares and other operating data)
U.S. GAAP
Net sales	16,945.4	14,836.7
Operating income	6,177.8	4,478.3
Net income	4,096.7	2,711.0
Earnings per share and per ADS (4) (weighted average)
- Basic
Common shares	6.52	4.58
Preferred shares	7.18	5.04
- Diluted
Common shares	6.51	4.57
Preferred shares	7.16	5.02
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average) (4)
- Basic
Common shares	2.88	3.86
Preferred shares	3.17	4.24
- Diluted
Common shares	2.88	3.85
Preferred shares	3.17	4.23

C.	Balance Sheet Data

	Year ended December 31,
	2009	2008	2007
		(R$ in millions)
IFRS
Property, plant and equipment	6,595.1	7,304.6	6,047.5
Goodwill	17,527.5	17,912.4	17,180.6
Intangible assets	1,932.6	2,492.9	2,042.6
Deferred tax assets	1,368.5	1,817.8	1,841.4
Total non-current assets	29,797.9	32,519.6	30,202.7
Cash and cash equivalents	4,042.9	3,298.9	2,308.2
Total current assets	10,303.1	9,293.3	7,477.7
Total assets	40,101.0	41,813.0	37,680.4
Shareholders’ equity	22,017.4	20,787.5	18,120.0
Minority interests	278.7	224.1	506.7
Long-term loans and borrowings	6,460.2	7,069.6	7,530.3
Employee benefits	767.9	784.3	814.1
Deferred tax liabilities	502.2	821.2	697.2

	Year ended December 31,
	2009	2008	2007
		(R$ in millions)
Provisions	919.3	962.9	950.1
Total non-current liabilities	9,313.2	10,264.3	10,657.3
Short-term loans and borrowings	801.1	3,588.2	2,270.5
Provisions	96.2	101.8	83.2
Total current liabilities	8,491.7	10,537.1	8,396.4
Total equity and liabilities	40,101.0	41,813.0	37,680.4

	Year ended December 31,
	2006	2005
	(R$ in millions)
Brazilian GAAP
Balance Sheet Data:
Cash, cash equivalents and short-term investments	1,765.0	1,096.3
Total current assets	6,817.4	5,474.7
Prepaid pension benefit cost	17.0	20.0
Investments	17,990.4	16,727.1
Property, plant and equipment, net	5,723.9	5,404.6
Deferred income tax – non-current	3,566.7	4,183.5
Total assets	35,645.1	33,401.8
Short-term debt (5)	2,104.6	1,209.4
Total current liabilities	6,844.4	5,052.3
Long-term debt (6)	7,462.0	5,994.2
Accrued liability for contingencies	579.1	1,037.1
Sales tax deferrals and other tax credits	687.7	698.9
Post-retirement benefit	326.6	584.6
Total long-term liabilities	9,075.8	8,209.7
Minority interest	222.7	122.6
Subscribed and paid-up capital	5,716.1	5,691.4
Shareholders’ equity	19,268.1	19,867.3
U.S. GAAP
Total assets	39,732.0	35,447.5
Shareholders’ equity	21,107.7	20,601.9

D.	Other Data

		Year ended December 31,
		(R$ in millions, except for operating data)
	2009	2008	2007	2006	2005
	IFRS			BR GAAP
Other Financial Information:
Net working capital (7)	1,811.4	(1,243.8)	(918.7)	(26.9)	422.4
Cash dividends paid (3)	3,560.5	2,801.8	2,053.8	1,790.8	2,272.0
Depreciation and amortization (8)	1,376.5	1,290.7	1,084.9	1,188.4	1,087.5
Capital expenditures (9)	1,306.2	1,782.0	1,497.4	1,425.7	1,369.5
Operating cash flows - generated (10)	8,697.1	7,032.6	7,209.0	5,985.2	4,149.6
Investing cash flows - generated (used) (10)	(1,551.8)	(2,214.1)	(2,146.8)	(3,785.3)	(1,619.3)
Financing cash flows - generated (used) (10)	(5,929.0)	(4,005.7)	(4,246.5)	(1,468.6)	(2,974.0)

		Year ended December 31,
		(R$ in millions, except for operating data)
	2009	2008	2007	2006	2005
	IFRS			BR GAAP
Other Operating Data:
Total production capacity - Beer – million hl (11)	156.7	156.9	165.6	143.8	120.9
Total production capacity – CSD & NANC – million hl (11)	79.9	78.9	94.1	65.5	42.4
Total beer volume sold – million hl (12)	110.7	105.0	103.0	94.0	76.7
Total CSD & NANC volume sold - millions hl (12)	44.0	41.9	39.9	34.2	23.6
Number of employees (13)	40,787	39,301	36,305	35,090	28,567

Footnotes to selected financial information

(1)	General and administrative expenses include director’s fees.

(2)	Operating income under Brazilian GAAP is presented after financial income and financial expense.

(3)	The dividend and interest on shareholders equity per share is calculated net of withholding tax and therefore represents the amounts received as disclosed in “Dividends”.

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

(5)	Includes current portion of long-term debt.

(6)	Excludes current portion of long-term debt.

(7)	Represents total current assets less total current liabilities.

(8)	Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(9)	Represents cash expenditures for property, plant and equipment.

(10)	Operating, Investing and Financing cash flows data is derived from our consolidated financial statements.

(11)
Represents available production capacity of AmBev and its subsidiaries, including Quinsa’s total capacity (beginning in 2006); capacity can vary from year to year depending on mix; hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks.

(12)	Represents full-year volumes of AmBev and its subsidiaries. Quinsa and its subsidiaries are fully consolidated in 2006 numbers and excluded through 2005.

(13)	Includes all production and non-production-related employees of AmBev and its subsidiaries. Quinsa and its subsidiaries are included in 2006 figures and excluded through 2005.

E.	Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of AmBev considers relevant, including the earnings and the financial condition of AmBev. AmBev’s bylaws provide for a mandatory dividend of 35% of its adjusted annual net income, if any, as determined and adjusted under Brazilian GAAP and Brazilian Corporate Law (“adjusted income”). The mandatory dividend includes amounts paid as interest on shareholders’ equity, which is equivalent to a dividend but is a more tax-efficient way to distribute earnings because they are deductible by companies for Brazilian income tax and social contribution on net profits purposes up to a certain limit established in Brazilian tax laws. However, shareholders (including holders of ADSs) have to pay Brazilian withholding income tax on the amounts received as interest on shareholders’ equity, whereas no such payment is required in connection with dividends received. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

AmBev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by AmBev to its preferred and common shareholders since the first half of 2005 in Reais and in U.S. dollars (translated from Reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. In addition, in May 2005, AmBev distributed a share dividend to each shareholder of AmBev at a rate of one AmBev common share for every five preferred and/or common shares held by such shareholder at that date. See “Information on the Company—History and Development of the Company”. Last dividends of the year of 2009 were paid on December 18th, 2009.

Earnings generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date (1)(2)
First half 2005	September 30, 2005	1.07	(preferred)	0.48
		0.97	(common)	0.44
Second half 2005	December 29, 2005	0.84	(preferred)	0.36
		0.76	(common)	0.33
March 31, 2006		0.63	(preferred)	0.29
		0.58	(common)	0.27
First half 2006	June 30, 2006	0.61	(preferred)	0.28
		0.55	(common)	0.26
October 30, 2006		0.61	(preferred)	0.28
		0.55	(common)	0.26
Second half 2006	December 28, 2006	0.74	(preferred)	0.35
		0.67	(common)	0.33
First half 2007	March 31, 2007	0.73	(preferred)	0.35
		0.66	(common)	0.32

Earnings generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date (1)(2)
June 29, 2007		0.30	(preferred)	0.16
		0.28	(common)	0.14
Second half 2007	October 10, 2007	1.60	(preferred)	0.88
		1.45	(common)	0.80
December 31, 2007		0.45	(preferred)	0.25
		0.41	(common)	0.23
First half 2008	April 28, 2008	1.84	(preferred)	1.10
		1.67	(common)	1.00
	July 31, 2008	1.63	(preferred)	1.04
		1.48	(common)	0.94
Second half 2008	October 13, 2008	1.38	(preferred)	0.64
		1.25	(common)	0.58
First half 2009	January 30, 2009	0.36	(preferred)	0.16
		0.33	(common)	0.14
	May 29, 2009	0.38	(preferred)	0.19
		0.35	(common)	0.18
	July 31, 2009	1.21	(preferred)	0.65
		1.10	(common)	0.59
Second half 2009	October 2, 2009	1.66	(preferred)	0.93
		1.51	(common)	0.85
	December 18, 2009	2.13	(preferred)	1.19
		1.94	(common)	1.09

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

There were previously two foreign exchange markets in Brazil. With the enactment of National Monetary Council Resolution No. 3,265, of March 14, 2005, the foreign exchange markets were consolidated to form one exchange market. On July 1, 2008, Resolution No. 3,568 revoked Resolution No. 3,265 afore mentioned, but kept its main innovations concerning the consolidation of the foreign exchange markets. Therefore, transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on this exchange market, through institutions authorized by the Central Bank, subject to the rules of the Central Bank.

The following tables set forth commercial market rates for the purchase of U.S. dollars for the periods indicated:

	Exchange Rates of Reais per U.S.$1.00
	2009	2008	2007	2006	2005
Low	1.7024	1.5593	1.7325	2.0586	2.1633
High	2.4218	2.5004	2.1556	2.3711	2.7621
Average (1)	1.9935	1.8375	1.9483	2.1679	2.4125
Period End	1.7412	2.3370	1.7713	2.1380	2.3407

Source : Central Bank

(1)    Represents the daily average of the exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2010
	March	February	January
Low	1.7637	1.8046	1.722
High	1.8231	1.8773	1.875

Source : Central Bank

We will pay any cash dividends and make any other cash distributions in Reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the U.S. dollar equivalent of Real price of our shares on the São Paulo Stock Exchange (“BM&FBOVESPA”). For further information on this matter see “Risk Factors—Risks Relating to Our Shares”.

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

In order to become a Resolution No. 2,689 investor, a foreign investor must:

▪	Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

▪	Appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

▪	Complete the appropriate foreign investor registration form;

▪	Register as a foreign investor with the CVM; and

▪	Register its foreign investment with the Central Bank.

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

Risks Relating To Brazil and other Countries in Which We Operate

Unprecedented Levels of Market Volatility

The capital and credit markets have been experiencing volatility and disruption since the last quarter of 2008, when the volatility and disruption reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers. Towards the end of 2009, a number of the major affected countries implemented macroeconomic measures to stimulate their economies and worldwide credit markets started to show signs of recovery.  We continue to  evaluate the impact of the global financial crisis and it is our view that the most significant impact that could affect our company are increased credit costs and the fact that even the trend towards recovery seen in late 2009 may not bring credit costs to pre-crisis levels.  However, given that we are able to generate the necessary cash with our operations, the increase in credit costs has not materially impacted our financial performance, nor has it materially affected our access to the credit market.  Naturally, there remains some risk that credit markets will not continue their trend toward recovery from the  crisis and that further adverse market events may occur leading to a resumption of financial crisis conditions.

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 5.1% in 2005, 2.8% in 2006, 5.2% in 2007, 6.5% in 2008 and 4.1% in 2009. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that the recent turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the Real/U.S. dollar exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. From 2002 through 2007 however, the Real had been appreciating against the U.S. dollar. The Real had an appreciation of 13.4% in 2005, resulting in an exchange rate of R$2.3407 per U.S.$1.00 as of December 31, 2005, a 9.5% appreciation in 2006, resulting in an exchange rate of R$2.1380 per U.S.$1.00 as of December 31, 2006, and a further 20.7% appreciation in 2007, resulting in an exchange rate of R$1.7713 per U.S.$1.00 as of December 31, 2007.

During 2008, as a result of financial market volatility, the Real depreciated by 31.9%, resulting in an exchange rate of R$2.3370 per U.S.$1.00 as of December 31, 2008. In 2009, the Real experienced an appreciation of 25.49%,  resulting in an exchange rate of R$1.7412 per U.S.$1.00 as of December 31, 2009.

Devaluation of the Real relative to the U.S. dollar would create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the Real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the Real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

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

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our cost of goods sold is related to commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2009. An increase in commodities prices directly affects our operating costs. Although our current policy is to hedge our exposure against changes in the commodities prices whenever financial instruments are available, we can not assure that such hedging will be possible at all times in the future.

Commodity	High Price	Low Price	Avg. 2009	Fluctuation
Aluminum	2,265.50US$/Ton	1,253.5 US$/Ton	1,667.54 US$/Ton	80.73%
Sugar	27.26 Cents/Pounds	11.43 Cents/Pounds	17.84 Cents/Pounds	138.5%
Corn	24.07 R$/Bag	18.59 R$/Bag	20.72 R$/Bag	29.48%
Wheat	738.25 Cents/Bushel	460.75 Cents/Bushel	582.70 Cents/Bushel	60.23%
PET	1,165 US$/Ton	887.5 US$/Ton	1,034.65 US$/Ton	31.27%

Increases in taxes levied on beverage products in Brazil and high levels of tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress, and in November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax (“IPI”)) and the PIS/COFINS (Brazilian social contributions). Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands pay higher taxes per hectoliter than lower priced ones. The actual increase in AmBev’s IPI and PIS/COFINS tax burden is dependent on AmBev’s price, packaging and brand mix, but we estimate that AmBev’s total tax burden regarding such taxes increased by approximately 15%. No assurance can be given that the Brazilian government will not consider further tax increases in the future.

In addition, the Brazilian beverage industry experiences high levels of tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of production control systems in all Brazilian beer and carbonated soft drinks (“CSD”) factories in order to help the federal and state governments fight against tax evasion in the beverage industry. We cannot assure you that these regulations will have the expected impact.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including AmBev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

▪	Devaluations and other exchange rate movements;

▪	Inflation;

▪	Exchange control policies;

▪	Social instability;

▪	Price instability;

▪	Energy shortages;

▪	Interest rates;

▪	Liquidity of domestic capital and lending markets;

▪	Tax policy; and

▪	Other political, diplomatic, social and economic developments in or affecting Brazil.

Quinsa is subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own over 99% of the total share capital of Quinsa, and its net revenues in 2009 corresponded to 16.5% of AmBev’s consolidated results. Quinsa is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, Quinsa’s financial conditions and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of wages in real terms and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and continued to exhibit some signs of stability since 2004, with real GDP growth at 9.2% for 2005, 8.5% for 2006, 8.7% for 2007 and 7% for 2008, despite a -3.0% decrease in 2009. The unemployment rate reached 8.4% during the fourth quarter of 2009, compared to 7.3% during the same period of 2008, 8.7% during the fourth quarter of 2006 and 10.1% for the same period in 2005.

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

U.S. investors may not be able to effect service of process upon, or to enforce judgments against us

We are organized under the laws of the Federative Republic of Brazil. Substantially all of our directors and executive officers and the experts named in this annual report are residents of countries other than the United States. All or a substantial portion of the assets of such non-U.S. residents and of AmBev are located outside the United States. Therefore, it may not be possible for investors to effect service of process within the United States upon such persons or AmBev, or to enforce against them judgments obtained in U.S. courts based upon civil liability provisions of the Federal securities laws of the United States or otherwise.

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

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages on highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation imposing seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—Business Overview—Regulation”.

In addition, there is a global trend of increasing regulatory restrictions with respect to commercialization of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates

We have historically reported our consolidated results in Brazilian reais. In 2009, we derived approximately 36.9% of our revenue from operating companies that have functional currencies that are not Brazilian reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the Brazilian reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against the Brazilian reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedge policies in place to manage commodity price and foreign currency risks to protect our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability

Globally, brewers compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition may divert consumers and customers from our products. Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share.  Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Innovation faces inherent risks, and the new products we introduce may not be successful.

Additionally, the absence of level playing fields in some markets and the lack of transparency, or even certain unfair or illegal practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations

Our foreign subsidiaries’ ability to upstream or distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 36.9% (R$ 8,561.9 million) of our total revenue of R$ 23,194.0 million in 2009 came from our foreign subsidiaries.  In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition.

We rely on the reputation of our brands

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products. An event, or series of events, that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly and may not be possible.  Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity may harm our business

Media coverage, and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism and obesity), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we, one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Demand for our products may be adversely affected by changes in consumer preferences and tastes

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns about obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products in the category. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality-control programs for primary materials, the production process and our final products. We have established procedures to correct problems detected.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that contamination or a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business

We rely on key third-party suppliers, including third-party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in these supplies by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Financial Information—Consolidated Financial Statements and other Financial Information—Legal Proceedings” and note 31 to our audited consolidated financial statements as of 31 December 2009 and 2008 for a description of certain material contingencies of the Company.

Our operations are subject to environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues

Our operations are subject to environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Information technology failures could disrupt our operations

We increasingly rely on information technology systems to process, transmit, and store electronic information. A significant portion of the communication between our personnel, customers, and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers or other security issues. These or other similar interruptions could disrupt our operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. The concentration of processes in shared services centers means that any disruption could impact a large portion of our business. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. As with all information technology systems, our system could also be penetrated by outside parties intent on extracting information, corrupting information or disrupting business processes. Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Natural and other disasters could disrupt our operations

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may not be sufficient

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

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

Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

▪	Changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

▪	Restrictions on foreign investment and on repatriation of capital invested.

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

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), together hold approximately 90.9% of AmBev’s common shares (excluding treasury shares) as of December 31, 2009.

A-B InBev indirectly holds shares of AmBev common stock that represent approximately 74.0% of the total voting power of AmBev’s capital stock (excluding treasury shares) as of December 31, 2009. A-B InBev thus has control over AmBev, even though (i) A-B InBev remains subject to the AmBev shareholders’ agreement with FAHZ and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Information on the Company—InBev-AmBev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement”.

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

Controls and restrictions on foreign currency remittances could harm the ability of AmBev to transfer dividend payments abroad

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

AmBev ADSs have fewer and less well-defined shareholders’ rights as compared to shareholders’ rights of similar U.S. companies

AmBev’s corporate affairs are governed by AmBev’s bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply to AmBev if the company was incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, your rights or the rights of holders of the AmBev shares and ADSs under Brazilian Corporate Law to protect your interests relative to actions taken by AmBev’s Board of Directors or controlling shareholders may be fewer and less well-defined than under the laws of those other jurisdictions outside of Brazil.

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

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our shares or ADSs.

 We may in the future decide to offer additional equity to raise capital or for other purposes.  Any such additional offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings per share or ADS and net asset value per share or ADS, and any offerings by us or our main shareholders could have an adverse effect on the market price of our shares and ADSs.

As a “foreign private issuer” in the United States, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC.

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

In August 2004, AmBev and a company then called Interbrew, a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into AmBev. At the same time, controlling shareholders of AmBev completed the contribution of all shares of an indirect holding company which owned a controlling stake in AmBev to Interbrew in exchange for newly issued shares of Interbrew. After this transaction, Interbrew changed its company name to InBev (and, since 2008, to A-B InBev) and became the majority shareholder of AmBev through subsidiaries and holding companies.

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

On July 28, 2008, CADE decided that all obligations under the agreement had been considered fulfilled.

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

In October 2003, we agreed to purchase, through our Peruvian subsidiary AmBev Perú, certain production and distribution assets from Embotelladora Rivera, including two CSDs bottling plants. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In October 2009, the Company through its subsidiary Monthiers S.A., increased its equity in AmBev Perú from 85.62% to 100%.

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera AmBev Ecuador S.A. (“AmBevEcuador”). In 2007 we acquired the remaining 20%.

In February 2004, AmBev acquired a 66% stake in Embotelladora Dominicana, C. por A. (currently AmBev Dominicana), the Pepsi bottler in the Dominican Republic. AmBev then started a beer business in 2005 after the construction of a brewery. In August 2009, the Company, through its subsidiary Monthiers SA, increased its equity interest in AmBev Dominicana to 100%.

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

Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

On March, 2009, the subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia.

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

▪
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

▪	Latin America South, which includes our Quinsa operations in the countries of Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪	Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

The following map illustrates the main locations where our business units operate:

The following table presents a breakdown of our net revenues by business division:

	Net Revenues (R$ millions) Year ended December 31,
	2009		2008		2007
Latin America North	15,414.2	66.5%	13,671.9	66.0%	13,075.4	66.8%
Brazil	14,632.1	63.1%	13,058.7	63.0%	12,394.8	63.3%
Beer Brazil	12,064.7	52.0%	10,759.5	51.9%	10,283.9	52.5%
CSD & NANC	2,567.4	11.1%	2,299.2	11.1%	2,110.9	10.8%
HILA-ex	782.1	3.4%	613.2	3.0%	680.6	3.5%
Latin America South	3,826.5	16.5%	3,300.4	15.9%	2,673.4	13.6%
Canada	3,953.3	17.0%	3,740.9	18.1%	3,830.7	19.6%

AmBev Consolidated	23,194.0	100.0%	20,713.2	100.0%	19,579.5	100.0%

Source : AmBev

The following table presents a breakdown of AmBev’s sales volumes by business division:

	Sales Volumes (‘000 hl) Year ended December 31
	2009		2008		2007
Latin America North	109,796.1	71.0%	101,518.0	69.1%	100,885.4	70.6%
Brazil	103,397.8	66.8%	95,093.9	64.7%	94,607.6	66.2%
Beer Brazil	76,277.6	49.3%	69,960.9	47.6%	70,124.5	49.1%
CSD & NANC	27,120.3	17.5%	25,132.9	17.1%	24,483.1	17.1%
HILA-ex	6,398.2	4.1%	6,424.1	4.4%	6,278.2	4.4%
Latin America South (1)	33,318.7	21.5%	33,697.8	22.9%	30,524.2	21.4%
Canada	11,607.5	7.5%	11,747.0	8.0%	11,506.6	8.0%
AmBev Consolidated (2)	154,722.3	100.0%	146,962.8	100.0%	142,916.5	100%

(1)	Through July 31, 2006, Quinsa’s volumes are presented in proportion to AmBev’s economic stake in Quinsa. Effective August 1, 2006, Quinsa is fully consolidated.

(2)	Totals may not add due to rounding.

Source : AmBev

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

▪	Our people and culture;

▪	Top line growth;

▪	Building strong brands;

▪	Excellence in route to market;

▪	Permanent cost efficiency; and

▪	Financial discipline.

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

Top Line Growth

We are constantly seeking sustainable growth in our net revenues, primarily through four different initiatives:

▪	Portfolio management : we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

▪	Maximize share of consumer expenditure : we seek to maximize our share of the consumer’s expenditure in our products;

▪
Leadership : we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

▪	Increase per capita consumption : based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

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

	2009 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009
Latin America North	23.6%	21.9%	23.5%	31.0%	100%
Brazil	23.6%	21.8%	23.5%	31.1%	100%
Beer Brazil	23.4%	21.8%	23.6%	31.1%	100%
CSD & NANC	24.0%	21.8%	23.2%	31.0%	100%
HILA-ex	23.2%	24.1%	23.3%	29.4%	100%
Latin America South	27.7%	19.9%	21.6%	30.8%	100%
Canada	18.7%	29.0%	28.7%	23.5%	100%

AmBev Consolidated	24.1%	22.0%	23.5%	30.4%	100%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2009, Brazil was the world’s fourth largest beer market in terms of volume, reaching 108 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second most important packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of December 2009, according to our estimates, we had a 69.6% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with a 11.8% market share; Cervejaria Petrópolis S.A. with a 9.5% market share; and Heineken, who recently acquired the operations of Fomento Economico Mexicano S.A. (“FEMSA”), with a 7.6% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches. One of them is our network of exclusive third-party distributors, involving around 175 operators. The other branch is our proprietary direct distribution system, involving more than 59 distribution centers spanned over most regions of Brazil. We have been focusing on direct distribution in large urban regions, while still strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics and ready-to-drink teas. The CSD segment is the most relevant one for us, representing more than 90% of the profits of our CSD & NANC business unit. In addition, we also sell isotonics and ready-to-drink tea.

The main flavors of CSD in Brazil are (i) cola (about 53% of the market), (ii) guaraná, (iii) orange, and (iv) lemon. Most of the CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. Specifically for our portfolio, the 350 milliliter one-way aluminum can is also an important packaging presentation (14% of our volume), and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers. As of December 2009, according to our estimates, The Coca-Cola Company family of brands had a 57.7% market share in the Brazilian CSDs market, while we had a market share of 17.9%. Apart from The Coca-Cola Company, we face competition from small regional producers that produce what are usually referred to as “B Brands”. The B Brands compete mainly in price, usually being sold at a significantly lower price than our products.

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

The Central American Beer Market

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

In all three of these markets, beer is predominantly sold in returnable bottles in small retail stores, and we sell our Brahva, Brahva Beats and Extra brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the beer market annual sales volume in such markets was 2.9 million hectoliters in 2009.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the Dominican beer market annual sales volume was 3.5 million hectoliters in 2009. The main packaging presentation in that country is the returnable, 650-milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cervecería Nacional Dominicana, which is owned by local investors and competes with our Brahma, Brahma Light, Brahma Ice, Stella Artois, Budweiser and Bud Light brands.

We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD Market

According to our estimates, the Dominican CSD market annual sales volume was 3.3 million hectoliters in 2009. The main packaging presentation is the returnable, half-liter glass bottle, which is predominantly sold in small retail stores. We share the leadership with The Coca-Cola Company, represented by its local bottler; and third player is Ajegroup with a low price strategy.

Our main brands are Red Rock, Pepsi-Cola, Seven UP and, since early 2009, H2OH! (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

The Ecuadorian Beer Market

According to our estimates, the Ecuadorian beer market annual sales volume was 2.9 million hectoliters in 2009. The main packaging presentation in that country is the returnable, 578 milliliter glass bottle, predominantly sold in small retail stores. The leading player in that market is SABMiller.

Our main brands in Ecuador are Brahma and Zenda, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and third-party distributors around the country.

Peru

The Peruvian Beer Market

According to our estimates, the Peruvian beer market annual sales volume was 12.8 million hectoliters in 2009. The main packaging presentation in that country is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller and we also face competition from local group Ajegroup.

The main brands that we sell in Peru are Brahma and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD Market

The main packaging presentation in the country is the 3-liter one-way PET bottle and 0.5-liter one-way PET bottle, which are predominantly sold in small retail stores. The leading player in that market is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from Ajegroup and other regional brands, which compete mainly on price, usually being sold for a significantly lower price of the market average.

The main brands that we sell in Peru are Pepsi-Cola, Seven Up, Concordia and Triple Kola, all of them sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Venezuela

The Venezuelan Beer Market

According to our estimates, the Venezuelan beer market annual sales volume was 23.1 million hectoliters in 2009. The main packaging presentation in that country is the returnable, 222-milliliter glass bottle, which is predominantly sold in small retail stores. We compete in Venezuela with Cervecería Polar, the market leader, and Cervecería Regional, the second largest player.

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

The Argentine beer market

According to our estimates, the Argentine beer market annual sales volume was 17.2 million hectoliters in 2009. With a population of approximately 40 million, Argentina is Quinsa’s largest and most important market for beer.

Beer consumption in Argentina has grown in recent years reaching a per capita consumption of 44.0 liters in 2009, similar to the 44.6 liters registered in 2008. In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina since 2000, according to our estimates.

Approximately 27.5% of our beer volumes is directly distributed and 72.5% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1 liter returnable glass bottles, which accounts for approximately 92.1% of our sales.

According to our estimates, on-premise consumption represented approximately 14.9% of beer volumes in 2009, with sales in supermarkets representing approximately 10.9% of beer volumes in Argentina. The main channels of volume consumption in Argentina are the kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma and Andes. We are the leading beer producers in Argentina with approximately 74.4% market share, according to our estimates. Our main competitor in Argentina is CCU with approximately 21.9% market share in 2009 according to our estimates.

The Argentine CSD market

According to our estimates, in 2009, the Argentine CSD market annual sales volume was 46.7 million hectoliters. Per capita consumption declined slightly from 131 liters in 2008 to 129.1 in 2009, while 2007 reflected a total of consumption of 133 liters. Approximately 39.2% of our CSD volume is directly distributed and 60.8% is distributed through exclusive third-party distributors. 84.6% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi. We are second to The Coca Cola Company with around 22% market share, according to our estimates.

Bolivia

According to our estimates, the Bolivian beer market annual sales volume was 3.3 million hectoliters in 2009. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies. As a result of that, in 2009 there was a contraction in the beer industry after some years of volume growth.

Approximately 2% of our beer volumes is directly distributed and 98% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620ml returnable glass bottles, which accounts for approximately 78.7% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña and Huari. We are the leading beer producers in Bolivia with approximately 97% market share.

In March 2009, Quinsa acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

Chile

According to our estimates, the Chilean beer market annual sales volume was 5.97 million hectoliters in 2009.

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

Our most important brands in Chile are Brahma, Becker and Báltica, with our market share being approximately 14%, according to our estimates.

Paraguay

According to our estimates, the Paraguayan beer market annual sales volume was 2.4 million hectoliters in 2009.

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

Approximately 53% of our beer volumes is directly distributed and 47% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 71% of our sales.

Our most important brands in Paraguay are Brahma and Pilsen, with our market share being approximately 97.5% according to our estimates, and as of March, 2009 we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the Uruguayan beer market annual sales volume was 0.9 million hectoliters in 2009. Quinsa manages both beer and CSD businesses out of the brewery in Uruguay.

Since 2003, when due to a crisis in Uruguay’s economy, beer market volumes in Uruguay declined by 10% to 0.5 million, improvements in the economy have resulted in a significant increase in market volumes through 2009.

Approximately 26% of our beer volumes is directly distributed and 74% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the returnable glass bottles, which accounts for approximately 89% of our sales.

Our most important brands in Uruguay are Pilsen and Patricia, with our market share being approximately 97.5%.

The Uruguayan CSD market

According to our estimates, in 2009, the Uruguayan CSD market annual sales volume was 3.3 million hectoliters. The market growth in 2009 was a result of a recovery in the economy and also of higher market investments coming from the B-brands. Per capita consumption reached 100.1 liters in 2009 according to our estimates.

We serve more than 32,000 points of sale in all Uruguay, including 7,200 in Montevideo. Approximately 47% of our CSD volume is directly distributed and 53% is distributed through exclusive third-party distributors. 75% of our sales are through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

Our Canada business unit is represented by the Labatt operations, which sells domestic and A-B InBev beer brands, as well as Brahma in Canada and exports Canadian brands to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.7 million hectoliters in 2009, of which Labatt had a volume share of approximately 42%. The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has a market share slightly above 40%. We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd.

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

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (i) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (ii) private distributors in Newfoundland.

Exports to the United States

As a result of the United States of America antitrust review of the transaction involving the then called InBev and Anheuser-Busch, in February 2009 InBev’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt. Therefore, KPS Capital Partners, LP (“KPS”) received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and use to the relevant trademarks and intellectual property to do so. Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on an interim basis for no more than three years, after which KPS will be responsible for production. Separately, in order to ensure that AmBev is adequately compensated, A-B InBev also agreed to indemnify AmBev in connection with certain events related to the perpetual license. See “—Related Party Transactions—AmBev and A-B InBev—Indemnification Agreement”.

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

Our main can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. We generally have purchased all of the glass bottles used in the packaging of our products from St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidro, though with the commencement of the operations of our glass production facility, part of our glass bottle needs are being produced internally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork. PET pre-forms are principally purchased from Plastpak. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

▪	Each country has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

▪	Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in Venezuela, and some regions of Argentina and Canada;

▪
Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

▪
Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

▪
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

Licenses

AmBev has long-term agreements with PepsiCo whereby AmBev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017. See “Additional Information—Material Contracts”. AmBev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through Quinsa, AmBev is also PepsiCo’s bottler for Argentina, Uruguay and, as of March 2009, for Bolivia. In 2009, sales volumes of PepsiCo products represented 39.3% of our total CSD & NANC sales volumes in Brazil, nearly 88% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Peru and Uruguay and nearly all of our CSD & NANC sales volumes in Argentina.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2009, the Anheuser-Busch brands sold by Labatt represented 39% of Labatt’s total sales volumes. According to AmBev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

AmBev and A-B InBev are also parties to a 10-year cross-licensing agreement which began in 2005, through which AmBev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and A-B InBev is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Labatt and A-B InBev have an arrangement through which Labatt distributes certain A-B InBev beer brands in Canada, and Quinsa and A-B InBev have an arrangement through which Quinsa distributes Stella Artois in Argentina. In addition, under the Indemnification Agreement between AmBev and A-B InBev, dated November 13, 2008 – See “—Related Party Transactions—AmBev and A-B InBev—Indemnification Agreement” – A-B InBev agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2009 represented as a percentage of gross sales was: 31.3% in Brazil; 21% in Canada; 9.1% in Central America; 46.2% in Ecuador; 47.1% in Peru; 50.3% in the Dominican Republic; 26.3% in Venezuela; 26.1% in Argentina; 33.7% in Bolivia; 25.7% in Chile; 15.3% in Paraguay; and 25.4% in Uruguay.

Brazilian Tax Changes

In November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the IPI and the PIS/COFINS. Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. The new system provided that higher priced brands will pay higher taxes per hectoliter than lower priced brands. The actual increase in AmBev’s federal excise tax and PIS/COFINS tax burden is dependent on AmBev’s price, packaging and brand mix, but we estimate that AmBev’s total tax burden regarding such taxes increased by approximately 15%. Currently, the Brazilian government, through a market survey of prices of beverage products nationally in Brazil and dialogue with industry, is considering a tax increase.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2009 represented as a percentage of gross sales: 25.2% in Brazil; 11.4% in the Dominican Republic; 28.9% in Peru; 7.7% in Venezuela, between 24.7% and 26.9% in Argentina (the final % depends on the type and flavor of the beverage); 28.8% in Bolivia and 35.4% in Uruguay.

C.	Organizational Structure

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and FAHZ, together hold approximately 90.9 % of AmBev’s common shares, as of March 31, 2010. A-B InBev indirectly holds shares of AmBev common stock that represent approximately 74.0% of the total voting power of AmBev’s capital stock. A-B InBev thus has control over AmBev, even though (i) A-B InBev remains subject to the AmBev Shareholders’ Agreement with FAHZ, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—AmBev Shareholders’ Agreement” and “Information on the Company—InBev-AmBev Transactions”.

AmBev conducts the bulk of its operations in Brazil directly. It also indirectly controls Labatt, the operations of HILA-ex and Quinsa. The following chart illustrates the ownership structure of AmBev’s principal subsidiaries as of December 31, 2009 on total share capital owned.

Organizational Structure

AmBev
DAHLEN
AmBev 100.0%
Labatt AS
AmBev 100.0%
Jalua 0.0%
Labatt Brewing
Labatt Aps 100.0%
Jalua Spain 0.0%
Labatt Subsidiaries
AmBev Bebidas
AmBev 99.5%
Skol 0.5%
FAZ DO POÇO
AmBev 91.4%
CRBS 8.6%
AGREGA
AmBev 50.0%
Other 50.0%
ANEP
AmBev 100.0%
Skol 0.0%
EAGLE
AmBev 95.4%
Skol 0.0%
CRBS 4.5%
JALUA Spain
Eagle 100.0%
AmBev 0.0%
BRAHMACO
Eagle 100.0%
Other 0.0%
MONTHIERS
Jalua Spain 100.0%
ASPEN
Eagle 100.0%
CYMPAY
Aspen 98.6%
Other 1.4%
Lambic SA
AmBev 87.1%
Skol 12.9%
Hohneck Arg
AmBev 50.7%
SKOL 49.3%
Lambic Chile
Lambic S.A. 100.0%
Other 0.0%
Hohneck Chile
Hohneck Arg 100.0%
Other 0.0%
NCAQ
Lambic Chile 100.0%
Dunvegan 0.0%
DUNVEGAN
Hohneck Chile 100.0%
LONDRINA
AmBev 95.9%
Monthiers 4.11%
RAMONIK
Londrina 99.5%
Monthiers 0.5%
AmBev International
AmBev 100.0%
AmBev Centroamerica
Monthiers 50.0%
Other 50.0%
AmBev Co
Monthiers 100.0%
Other 0.0%
AmBev Peru
Ambev CO 100.0%
AmBev Equador
Monthiers 100.0%
AmBev Dominicana
Monthiers 100.0%
QUINSA
Dunvegan 33.0%
NCAQ 24.4%
AmBev 42.4%
Other 0.2%
QIB
Quinsa 93.0%
Dunvegan 7.0%
Quinsa Subsidiaries
FRATELLI VITA
AmBev 78.0%
Anep 21.3%
Skol 0.1%
Eagle 0.0%
CRBS 0.2%
Other 0.5%
AROSUCO
AmBev 99.7%
Skol 0.3%
UBL
Monthiers 51.0%
Other 49.0%
Brahma Venezuela
UBL 99.9%
Other 0.1%
SKOL
Arosuco 88.2%
AmBev 11.8%
PAMPA
AmBev 60.0%
Monthiers 40.0%
CRBS
Arosuco 89.3%
AmBev 10.7%
MUSA
Malt. Pampa 100.0%
Legend
Brazilian Companies
Foreign Companies

D.	Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2009, our aggregate beer and CSD production capacity was 234.2 million hectoliters per year. Our total annual beer production capacity was 155.4 million hectoliters. Our total CSD production capacity was 78.8 million hectoliters. In 2009, the production of these facilities totaled 110.7 million hectoliters for beer and 44.0 million hectoliters for CSD.

The following is a list of our principal production facilities as of March 31, 2010:

Brazil
Plant	Type of Plant

Agudos, São Paulo	Beer
Brasília, Federal District	Beer
Curitiba, Paraná	Beer
Equatorial, Maranhão	Beer
Goiânia, Goiás	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
João Pessoa, Paraíba	Mixed
Nordeste, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt

HILA
Plant	Type of Plant
HILA-ex
AmBev Venezuela, Venezuela	Beer
AmBevCentroamérica, Guatemala	Beer
AmBevEcuador, Ecuador	Beer
Hato Nuevo, Dominican Republic	Beer
Huachipa, Peru	Mixed
San Martín, Dominican Republic	Soft Drinks
Sullana, Peru	Soft Drinks
Cympay, Uruguay	Malt
MUSA, Uruguay	Malt
Maltería Pampa, Argentina	Malt
Latin America South
Quilmes, Argentina	Beer
Corrientes, Argentina	Beer
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Taquiña, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypané, Paraguay	Beer/Glass bottle
Zárate, Argentina	Mixed
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Córdoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucumán, Argentina	Soft Drinks/ Bottling
Montegrande, Argentina	Isotonics
Tres Arroyos, Argentina	Malt
Llavallol, Argentina[1]	Malt

CANADA
Plant	Type of Plant

St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer
Hamilton	Beer
Lakeport	Beer

1This malting facility has been leased to third parties for 10 years.

Please see “Liquidity and Capital Resources-Secured Debt” for more information about encumbrances on our plants and equipment.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

We have prepared our audited consolidated financial statements as of December 31, 2009, 2008 and 2007 and for the years then ended in Reais in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this Item are in accordance with IFRS as issued by the IASB and figures are in million reais, unless otherwise stated.

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

Under IFRS, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired. IFRS 3, “Business Combinations” requires that goodwill and intangible assets with indefinite useful lives should not be amortized but tested annually for impairment. Our intangible assets with definite useful lives were amortized over the estimated useful lives of these assets.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuations purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions. Impairments can also occur when we decide to dispose of assets.

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

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Notes 26 and 31 to our financial statements.

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

Total provision including contingencies, restructuring and other provisions related to such matters, recorded in our balance sheet as of December 31, 2009, 2008 and 2007 totaled R$1,015.5 million, R$1,064.7 million and R$1,033.3 million, respectively.

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

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

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

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash flow hedge accounting: When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).  When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Fair value hedge accounting: When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$144.1 million on December 31, 2009 (as compared to losses of R$268.8 million on December 31, 2008 and R$466.5 million, on December 31, 2007), as follows:

Financial Liabilities	Book Value	Market Value	Difference

Working Capital BRL (Labatt)	1,188.2	917.9	270.4
Syndicated Facility (CAD)	709.7	709.7	-
TBS (CAD) (i)	156.7	156.6	0.1
International financing (other currencies)	760.7	760.7	-
Agro-industrial credit	185.0	185.0	-
BNDES/FINEP/EGF	583.4	583.4	-
Bond 2011	998.3	1,010.8	(12.5)
Bond 2013	939.8	1,009.9	(70.1)
Bond 2017	268.3	294.4	(26.1)
Debentures	1,247.1	1,264.8	(17.7)
Tax incentives	202.1	202.1	-
Financial Leasing	21.9	21.9	-

Total	7,261.2	7,117.2	144.1

(i)	The Beer Store’s debt in Canadian dollars. The figures shown are proportionally consolidated by Labatt Canada.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). The nominal statutory rate applicable for the years ended on December 31, 2009, 2008 and 2007 was 34%. For the years of 2009, 2008 and 2007, our IFRS effective tax rate was 26.94% in 2009, 21.80% in 2008 and 22.95% in 2007.

The major reasons for the differences between the effective tax rates and the Brazilian nominal statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from foreign companies subject to different foreign tax rates; (iv) non-taxable benefits arising from state value-added incentive programs; and (v) amortization of goodwill according to Brazilian tax legislation.

Tax losses available for offset

Part of the tax benefit corresponding to the tax losses carryforward was not recorded as an asset, as management cannot determine whether its realization is probable. The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 514.7 million on December 31, 2009.

Tax losses and negative bases of social contribution, have no expiry date; however, the annual offset is limited to 30% of pre-tax income.

Year ended December 31, 2009 Compared with Year ended December 31, 2008

AmBev’s consolidated results are the sum of the three following business units:

▪	Latin America North, consisting of:

(i) Brazil which is divided in Beer Brazil and CSD & NANC—carbonated soft drinks and non-alcoholic, non-carbonated segments;

(ii) HILA-ex – represents AmBev’s other operations in Latin America (excluding Quinsa), where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela) and CSDs (Dominican Republic and Peru).

▪	Latin America South, consisting of our Quinsa countries of Argentina, Bolivia, Chile, Paraguay and Uruguay; and

▪	Canada, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

	Consolidated Financial Highlights
	2009	2008	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)
IFRS
Sales volume—000 hectoliters	154,722.3	146,962.8	5.3%
Net sales	23,194.0	20,713.2	12.0%
Net revenue per hectoliter—R$/hl	149.9	140.9	6.4%
Cost of sales	(7,731.9)	(7,217.6)	7.1%
Gross profit	15,462.1	13,495.5	14.6%
Gross margin (%)	66.7%	65.2%
Sales and marketing expenses	(5,542.0)	(4,956.3)	11.8%
Administrative expenses	(1,478.0)	(1,037.0)	42.5%
Other operating income/expenses	539.3	383.5	40.6%
Special items	196.6	(59.2)	n.a.
Operating income(1)	9,177.9	7,826.5	17.3%
Operating margin (%)	39.6%	37.8%
Net income	5,988.4	5,190.9	15.4%
Net margin	25.8%	25.1%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(%)	(%)
IFRS
Net sales	100.0	100.0
Cost of sales	(33.3)	(34.8)

Gross profit	66.7	65.2
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(6.4)	(5.0)
Other operating income/(expenses)	2.3	1.8
Special items	0.8	(0.3)

Operating income	39.6	37.8

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009					2008
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	14,632.1	782.1	3,826.5	3,953.3	23,194.0	13,058.7	613.2	3,300.4	3,740.9	20,713.2
Cost of sales	(4,411.2)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)	(4,181.2)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)
Gross profit	10,220.8	292.7	2,335.7	2,612.9	15,462.1	8,877.5	192.2	1,905.1	2,520.7	13,495.5
Selling, general and administrative expenses	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)
Other operating income/(expenses)	523.6	25.9	(14.7)	4.5	539.3	309.5	26.1	24.7	23.2	383.5
Special Items	228.1	(8.4)	(13.5)	(9.6)	196.6	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)
Operating income	6,588.2	(161.6)	1,452.4	1,299.0	9,177.9	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6

(1)	Latin America South

Net Sales

Net sales increased by 12% for the year ended December 31, 2009 to R$23,194.0 million from R$20,713.2 million in the same period in 2008.

	Net Sales Year ended December 31,
	2009		2008		% Change
	In millions of R$, except percentages
Latin America North	15,414.2	66.5%	13,671.9	66.0%	12.7%
Brazil	14,632.1	63.1%	13,058.7	63.0%	12.0%
Beer Brazil	12,064.7	52.0%	10,759.5	51.9%	12.1%
CSD & NANC	2,567.4	11.1%	2,299.2	11.1%	11.7%
HILA-ex	782.1	3.4%	613.2	3.0%	27.5%
Latin America South	3,826.5	16.5%	3,300.4	15.9%	15.9%
Canada	3,953.3	17.0%	3,740.9	18.1%	5.7%
AmBev Consolidated	23,194.0	100.0%	20,713.2	100.0%	12.0%

	Sales Volumes Year ended December 31,
	2009		2008		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	109,796.1	71.0%	101,518.0	69.1%	8.2%
Brazil	103,397.8	66.8%	95,093.9	64.7%	8.7%
Beer Brazil	76,277.6	49.3%	69,960.9	47.6%	9.0%
CSD & NANC	27,120.3	17.5%	25,132.9	17.1%	7.9%
HILA-ex	6,398.2	4.1%	6,424.1	4.4%	(0.4)%
Latin America South	33,318.7	21.5%	33,697.8	22.9%	(1.1)%
Canada	11,607.5	7.5%	11,747.0	8.0%	(1.2)%
AmBev Consolidated	154,722.3	100.0%	146,962.8	100.0%	5.3%

Source : AmBev

	Net Revenues per hectoliter Year ended December 31,
	2009	2008	% Change
	(In Reais except percentages)
Latin America North	140.4	134.7	4.2%
Brazil	141.5	137.3	3.1%
Beer Brazil	158.2	153.8	2.9%
CSD & NANC	94.7	91.5	3.5%
HILA-ex	122.2	95.5	28.0%
Latin America South	114.8	97.9	17.3%
Canada	340.6	318.5	6.9%
AmBev Consolidated	149.9	140.9	6.4%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 12.0% for the year ended December 31, 2009 to R$14,632.1 million from R$13,058.7 million in the same period in 2008.

Beer Brazil. Net sales of beer in Brazil increased by 12.1% for the year ended December 31, 2009 to R$12,064.7 million from R$10,759.5 million in the same period in 2008. Main drivers that contributed to this growth were: (i) organic beer sales volume growth of 9.9%, reflecting an increase in the industry due to favorable weather, higher income and the positive impact of our market share gains driven by innovations and (ii) organic growth of 2.4% in revenue per hectoliter, which reached R$158.2. This increase was a result of a price increase in 2009, partly offset by an increase in taxes in January 2009.

CSD & NANC. Net sales increased by 11.7% for the year ended December 31, 2009 to R$2,567.4 million from R$2,299.2 million in the same period in 2008. Main drivers that contributed to this growth were (i) organic sales volume growth of 8.1%, mainly driven by market growth and (ii) an increase in revenues per hectoliter of 3.5% reaching R$94.7. This increase was positively impacted by the price repositioning implemented during 2009, partially offset by higher taxation on sales.

HILA-Ex Operations

AmBev’s operations in HILA-ex experienced an increase in net sales of 27.5% in 2009, to R$782.1 million. The main reason for the increase in revenue was the increase in revenue per hectoliter driven by prices adjustments in line with inflation.

Latin America South Operations

Quinsa’s net sales were R$3,826.5 million in 2009, compared to R$3,300.4 million in 2008, yielding a growth of 15.9% in the period. The main reason for the increased revenues was a growth of 17.3% in revenues per hectoliter, reaching R$114.8, driven by prices increases and revenue management initiatives, together with strong performance from our premium brands, despite beer and soft drinks volume decline of 1.6% and 7.4%, respectively. When combined, volume of both categories declined 3.9%.

Canada Operations

Labatt’s operations in Canada contributed R$3,953.3 million to AmBev’s consolidated revenues, an increase of 5.7%. This result is explained by increases in revenue per hectoliter of 6.9% driven by increase in prices, impacted by sales volume decrease of 1.2% in the Canadian market, resulting from beer industry decline and market share loss.

Cost of Sales

Total cost of sales increased by 7.1% for the year ended December 31, 2009 to R$7,731.9 million from R$7,217.6 million in the same period in 2008. As a percentage of our net sales, total cost of sales decreased to 33.3% in 2009 from 34.8% in 2008.

	COGS per hectoliter Year ended December 31,
	2009	2008	% Change
	(In Reais except percentages)
Latin America North	44.6	45.3	(1.5)%
Brazil	42.7	44.0	(3.0)%
Beer Brazil	44.7	46.1	(2.9)%
CSD & NANC	36.8	38.1	(3.2)%
HILA-ex	76.5	65.5	16.7%
Latin America South	44.7	41.4	8.1%
Canada	115.5	103.9	11.2%
AmBev Consolidated	50.0	49.1	1.8%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 5.5% for the year ended December 31, 2009 to R$4,411.3 million from R$4,181.2 million in the same period in 2008.

On a per-hectoliter basis, our Brazilian operations’ cost of sales decreased by 3.0% for the year ended December 31, 2009 to R$42.7/hl from R$44.0/hl in the same period in 2008.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 5.8% for the year ended December 31, 2009 to R$3,411.9 million from R$3,224.3 million in the same period in 2008. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 2.9% for the year ended December 31, 2009. The main factors that led to this decrease were (i) better currency hedges, (ii) productivity initiatives and (iii) better dilution of fixed costs.

CSD & Nanc. Cost of sales for the CSD & Nanc segment in Brazil increased 4.4%, reaching R$999.4 million.  The cost of sales per hectoliter decreased 3.2%, totaling R$36.8, positively impacted by gains through our currency hedging contracts and lower PET prices, which more than offset the effects of inflation on labor costs and higher sugar hedges.

HILA-Ex Operations

The cost of sales in HILA-ex operations increased 16.3%, reaching R$489.5 million in 2009. The main effect for this increase is based on currency impacts and higher commodity prices, which were partially offset by productivity gains.

Latin America South Operations

Quinsa’s cost of sales were R$1,490.8 million in 2009 a 6.8% increase from 2008. On a per hectoliter basis, cost of sales increased by 8.1% in the year. The main reasons for this increase were (i) higher commodity prices and (ii) general inflation and higher labor costs, mainly in Argentina, both partially offset by higher productivity.

Canada Operations

Cost of sales for Labatt increased 9.9% for the year ended December 31, 2009 to R$1,340.3 million from R$1,220.2 million in the same period in 2008. This increase is mainly due to (i) higher Aluminum and USD Hedge rates in Canada, (ii) lower dilution costs and (iii) higher import costs.

Gross Profit

Gross profit increased by 14.6% for the year ended December 31, 2009 to R$15,462.1 million from R$13,495.5 million in the same period in 2008. The table below sets forth the contribution of each business unit to AmBev’s consolidated gross profit.

	Gross Profit
	2009			2008
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	10,513.5	68.0%	68.2%	9,069.8	67.2%	66.3%
Brazil	10,220.8	66.1%	69.9%	8,877.6	65.8%	68.0%
Beer Brazil	8,652.8	56.0%	71.7%	7,535.3	55.8%	70.0%
CSD & NANC	1,568.0	10.1%	61.1%	1,342.3	9.9%	58.4%
HILA-ex	292.7	1.9%	37.4%	192.2	1.4%	31.3%
Latin America South	2,335.8	15.1%	61.0%	1,905.1	14.1%	57.7%
Canada	2,612.8	16.9%	66.1%	2,520.7	18.7%	67.4%
AmBev Consolidated	15,462.1	100.0%	66.7%	13,495.5	100.0%	65.2%

Selling, General and Administrative Expenses

AmBev’s selling, general and administrative expenses amounted to R$7,020.1 million for the year ended December 31, 2009, a 17.1% increase over the same period in 2008. An analysis of selling, general and administrative expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Selling, general and administrative expenses in Brazil amounted to R$4,384.5 million for the year ended December 31, 2009, an increase of 21.4% over the same period in 2008.

Beer Brazil. Selling, general and administrative expenses reached R$3,754.4 million for the year ended December 31, 2009, increasing 21.3% over the same period in 2008. The main elements that resulted in higher operating expenses were: (i) volume growth, (ii) higher accruals for variable compensation, (iii) market investments to support the launch of innovations throughout the year and (iv) general inflation.

CSD & NANC. Selling, general and administrative expenses for the CSD & NANC segment were R$630.0 million for the year ended December 31, 2009, an increase of 22.0% over the same period in 2008. The main elements that generated higher operating expenses were inflation, higher accruals for variable compensation and market investments.

HILA-ex

Selling, general and administrative expenses for AmBev’s operations in HILA-ex amounted to R$471.7 million for the year ended December 31, 2009, increasing 23.0% compared to the same period in 2008 primarily as a result of general inflation, mainly in Venezuela, which were partially offset by gains on fixed costs.

Latin America South Operations

Selling, general and administrative expenses totaled R$855.1 million for the year ended December 31, 2009, increasing 17.6% over the same period in 2008. This increase is mostly explained by higher transportation and labor costs caused by inflation, additional marketing spend to support the launch of innovations, and higher personnel related costs.

Canada Operations

Labatt’s selling, general and administrative expenses was R$1,308.8 million for the year ended December 31, 2009, an increase of 3.0% as compared to 2008. In Canadian dollars, selling, general and administrative expenses were almost flat against 2008, as a result of focus on fixed cost reduction as a way to reduce pressure on cost on year's result.

Other Operating Income (Expense)

Other operating income in 2009 represented a net gain of R$539.3 million compared to R$383.5 million in 2008.

The breakdown of the main items is provided below:

(i) gain of R$303.7 million related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to a value added tax in sales (ICMS); and

(ii) gain of R$127.2 million related to tax credits recovered from previous years.

Special items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special losses in 2008, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Operating Income

Operating income increased by 17.3% for the year ended December 31, 2009 to R$9,177.9 million from R$7,826.5 million in the same period in 2008, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

Net Finance Cost

Our financial result was an expense of R$982.1 million, compared to an expense in 2008 of R$1,190.8 million. This results is explained by: (i) lower net interest expenses due to the retirement of certain debt that matured during the period and was not renewed, (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy and (iii) higher other financial expenses.

AmBev’s total indebtedness decreased R$3,396.6 million compared to 2008, while its cash and cash equivalents increased R$744.3 million, highlighting the Company’s strong cash generation in 2009. As a result, there was a decrease of R$4,140.9 million in AmBev’s net debt.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2009 was a charge of R$2,208.1 million, up 52.5% from R$1,447.2 million in 2008. At our weighted nominal tax rate of 32.5%, income tax for the year ended December 31, 2009 would have amounted to R$2,540.6  million. Our effective income tax rate in the year ended December 31, 2009 was 26.9%, against 21.8% in 2008. The main reasons behind our tax rate increase during the year are some hedge expenses that are non-deductible and tax deferred liabilities over earnings of foreign subsidiaries, plus a higher EBT, which is taxable at a full rate.

Net Income

Net income increased by 15.4% for the year ended December 31, 2009 to R$5,988.4 million from R$5,190.9 million in the same period in 2008.

Minority Interest

Minority interest totaled R$2.3 million compared to R$71.8 million in 2008. The main reason for this variation was the reversal of the provision for minorities, calculated over some subsidiaries of our HILA-Ex operations, which used to have net liabilities until the fourth quarter of 2008.

Year ended December 31, 2008 Compared with Year ended December 31, 2007

AmBev’s consolidated results are the sum of the three following business units:

▪	Latin America North, consisting of:

(i) Brazil which is divided in Beer Brazil and CSD & NANC—carbonated soft drinks and non-alcoholic, non-carbonated segments;

(ii) HILA-ex – represents AmBev’s other operations in Latin America (excluding Quinsa), where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, Dominican Republic and Venezuela) and CSDs (Dominican Republic and Peru).

▪	Latin America South, consisting of our Quinsa countries of Argentina, Bolivia, Chile, Paraguay and Uruguay; and

▪	Canada, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

	Consolidated Financial Highlights
	2008	2007	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)
IFRS
Sales volume—000 hectoliters	146,962.8	142,916.5	2.8%
Net sales	20,713.2	19,579.5	5.8%
Net revenue per hectoliter—R$/hl	140.9	137.0	2.9%
Cost of sales	(7,217.6)	(6,599.2)	9.4%

Gross profit	13,495.5	12,980.4	4.0%
Gross margin (%)	65.2%	66.3%
Sales and marketing expenses	(4,956.3)	(4,609.1)	7.5%
Administrative expenses	(1,037.0)	(1,012.9)	2.4%
Other operating income/expenses	383.5	306.8	25.0%
Special items	(59.2)	72.5	n.a.

Operating income(1)	7,826.5	7,737.8	1.1%
Operating margin (%)	37.8%	39.5%
Net income	5,190.9	5,068.8	2.4%
Net margin	25.1%	25.9%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our statement of operations expressed as percentages of net sales for the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(%)	(%)
IFRS
Net sales	100.0	100.0
Cost of sales	(34.8)	(33.7)

Gross profit	65.2	66.3
Sales and marketing expenses	(23.9)	(23.5)
Administrative expenses	(5.0)	(5.2)
Other operating income/(expenses)	1.8	1.5
Special items	(0.3)	0.4

Operating income	37.8	39.5

Financial Highlights by Business Segment

The following table sets forth certain financial highlights by business segment for the years ended December 31, 2008 and 2007:

	Year –ended December 31,
	2008					2007
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	13,058.7	613.2	3,300.4	3,740.9	20,713.2	12,394.8	680.6	2,673.4	3,830.7	19,579.5
Cost of sales	(4,181.1)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)	(3,902.3)	(404.1)	(1,132.0)	(1,160.8)	(6,599.2)
Gross profit	8,877.6	192.2	1,905.1	2,520.7	13,495.5	8,492.6	276.4	1,541.4	2,669.9	12,980.4
Selling, general and administrative expenses	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)	(3,249.5)	(369.6)	(651.2)	(1,351.7)	(5,622.0)

	Year –ended December 31,
	2008					2007
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Other operating income/(expenses)	309.5	26.1	24.7	23.2	383.5	324.9	(1.4)	(31.8)	15.0	306.8
Special items	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)	41.5	(4.4)	(3.8)	39.3	72.5
Operating income	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6	5,609.6	(98.8)	854.5	1,372.4	7,737.6

(1)	Latin America South

Net Sales

Net sales increased by 5.8% for the year ended December 31, 2008 to R$20,713.2 million from R$19,579.5 million in the same period in 2007.

	Net Sales Year ended December 31,
	2008		2007		% Change
	In millions of R$, except percentages
Latin America North	13,671.9	66.0%	13,075.4	66.8%	4.6%
Brazil	13,058.7	63.0%	12,394.8	63.3%	5.4%
Beer Brazil	10,759.5	51.9%	10,283.9	52.5%	4.6%
CSD & NANC	2,299.2	11.1%	2,110.9	10.8%	8.9%
HILA-ex	613.2	3.0%	680.6	3.5%	(9.9)%
Latin America South	3,300.4	15.9%	2,673.4	13.6%	23.5%
Canada	3,740.9	18.1%	3,830.7	19.6%	(2.3)%

AmBev Consolidated	20,713.2	100.0%	19,579.5	100.0%	5.8%

	Sales Volumes Year ended December 31,
	2008		2007		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	101,518.0	69.1%	100,885.7	70.6%	0.6%
Brazil	95,093.9	64.7%	94,607.6	66.2%	0.5%
Beer Brazil	69,960.9	47.6%	70,124.5	49.1%	(0.2)%
CSD & NANC	25,132.9	17.1%	24,483.1	17.1%	2.7%
HILA-ex	6,424.1	4.4%	6,278.1	4.4%	2.3%
Latin America South	33,697.8	22.9%	30,524.2	21.4%	10.4%
Canada	11,747.0	8.0%	11,506.6	8.0%	2.1%

AmBev Consolidated	146,962.8	100.0%	142,916.5	100.0%	2.8%

Source : AmBev

	Net Revenues per hectoliter Year ended December 31,
	2008	2007	% Change
	(In Reais except percentages)
Latin America North	134.7	129.6	3.9%
Brazil	137.3	131.0	4.8%
Beer Brazil	153.8	146.7	4.9%
CSD & NANC	91.5	86.2	6.1%
HILA-ex	95.5	108.4	(11.9)%
Latin America South	97.9	87.6	11.8%

	Net Revenues per hectoliter Year ended December 31,
	2008	2007	% Change
	(In Reais except percentages)
Canada	318.5	332.9	(4.3)%

AmBev Consolidated	140.9	137.0	2.9%

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

Special items

Special items in 2008 were a net expense of R$59.2 million compared to net gains of R$72.5 million in 2007. The 2008 and 2007 non-recurring restructuring charges of R$20.6 million and R$8.2 million, respectively, relate to the realignment of the structure and processes in all geographical segments. Assets disposals in 2007 were comprised of the sale of a real state in Labatt. In 2008, we incurred non-recurring litigation related expenses totaling R$21.6 million. During 2007 we incurred in gains totaling R$41.5 million related primarily to the reversal of provisions for tax contingencies for which the Company obtained a final favorable ruling from the tax authorities. In 2008, M&A advisory fees expenses totaling R$17.1 million were related to expenses incurred with advisors in prospective M&A transactions.

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

Liquidity and Capital Resources

The information in this section refers to the years 2009 and 2008. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

▪	Debt service;

▪	Capital expenditures;

▪	Share buyback program;

▪	Payments of dividends and interest on shareholders’ equity;

▪	Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

▪	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents net of bank overdrafts at December 31, 2009 and 2008 were R$4,024.3 million and R$3,280.0 million, respectively.

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

Cash Flows

Operating Activities

Our cash flows from operating activities increased 23,7% to R$8,697.1 million for the year ended December 31, 2009, compared to R$7,032.6 million for the same period in 2008. This increase was due primarily to an increase of R$ 1,020.6 million in cash generated from operations, and a decrease of R$ 766.0 million in the income taxes paid during the year, partly offset by an increase of R$ 188.2  million in  interest paid during the year.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2009 totaled R$1,551.8 million, compared to R$2,214.1 million for the same period in 2008.  The decrease of cash  used in investing activity was due primarily  to a decrease in the cash used in subsidiaries acquisitions, since in 2008, due to Quinsa minorities acquisition, the cash used was R$ 602.0 million higher than 2009.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2009 amounted to R$5,929.0 million compared to R$4,005.8 million for the same period in 2008. This was principally due to  an increase in net repayment of borrowings in 2009 of R$2,445.5 million compared to 2008, partly offset by lower share buyback in 2009 of R$ 635.0 million compared to 2008.

As of December 31, 2009, our outstanding debt totaled R$7,261.3 million (of which R$801.1 million was short-term debt, including current-portion of long term debt). Our debt consisted of R$2,471.6 million of local currency-denominated debt and R$4,789.7 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

AmBev Profile as of December 31, 2009
Debt Instruments	2010	2011	2012	2013	2014	Thereafter	Total
U.S Dollar Denominated Debt Fixed Rate
Notional Amount		(998.3)		(939.8)			(1,938.2)
Average Pay Rate		10.50%		8.75%			9.65%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(12.8)	(7.1)	(6.4)	(6.4)	(3.7)		(36.4)
UMBNDES + Average Pay Rate	5.18%	5.18%	5.18%	5.18%	5.18%		5.18%
International Debt
Reais Denominated Debt Fixed Rate		(714)	(474)				(1,188)
Average Pay Rate		15.88%	12.13%				14.38%
International Debt
CAN Denominated Debt Float Rate - BA			(709.7)				(709.7)
BA + Average Pay Rate			0.35%				0.35%
International Debt
CAN Denominated Debt Fixed Rate		(156.7)					(156.7)
Average Pay Rate		7.50%					7.50%
International Debt
Other Latin America Currency Fixed Rate	(363.3)	(12.3)	(6.0)	(0.1)	(0.1)		(381.8)
Average Pay Rate	11.81%	10.72%	8.59%	20.50%	20.50%		11.73%
International Debt
USD Denominated Debt Fixed Rate	(73.2)	(68.1)	(52.7)			(206.8)	(400.8)
Average Pay Rate	7.21%	7.23%	7.32%			5.89%	6.55%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(152.3)	(121.3)	(110.8)	(103.7)	(55.4)	(3.4)	(547.0)
TJLP + Average Pay Rate	3.24%	3.24%	3.24%	3.24%	3.24%	3.24%	3.24%
Reais Debt - ICMS Fixed Rate
Notional Amount	(14.3)	(25.1)	(25.1)	(19.2)	(19.8)	(98.6)	(202.0)
Average Pay Rate	2.58%	2.58%	2.58%	2.58%	2.58%	2.58%	2.58%
Reais Debt - Debentures Floating Rate - CDI
Notional Amount			(1,247.1)				(1,247.1)
Average Pay Rate % CDI			102.50%				102.50%
Reais Debt - Fixed Rate
Notional Amount	(85.0)					(268.3)	(353.3)
Average Pay Rate	10.09%					9.50%	9.64%
Reais Debt - Indust. Loan Debts Float. Rate – TR
Notional Amount	(100.0)						(100.0)
TR + Average Pay Rate	9.82%						9.82%
Total Debt	(801.1)	(2,103.3)	(2,631.6)	(1,069.2)	(79.0)	(577.1)	(7,261.2)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We are linked to different interest rates, the most relevant are: (i) fixed, for the 2011 bonds, 2013 notes, 2017 bonds and Labatt’s BRL Loan; (ii) Currency Basket (“UMBNDES”) and Taxa de Juros de Longo Prazo (“TJLP”) for BNDES loans; (iii) CDI for debentures; and (iv) Banker’s Acceptance (BA) for Labatt’s CAD denominated debt. For further information, please refer to Note 10 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2009 and 2008:

Net Debt Consolidated Position
	2009			2008
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
Short Term Debt	359.9	441.2	801.1	2,883.2	705	3,588.2
Long Term Debt	2,111.7	4,348.5	6,460.2	1,579.7	5,489.9	7,069.6
Total	2,471.6	4,789.7	7,261.2	4,462.9	6,194.9	10,657.8

Cash and Cash Equivalents			4,042.9			3,298.9
Bank overdrafts			(18.6)			(18.8)
Net Debt			3,237.0			7,377.7

Amounts may not add due to rounding.

(1)	LC – Local Currency.

(2)	FC = Foreign Currency.

Short-term Debt

As of December 31, 2009, our short-term debt totaled R$801.1 million, 55.1% of which was denominated in foreign currencies. As of December 31, 2008, our short-term debt totaled R$3,588.2 million, 19.6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2009, our long-term debt, excluding the current portion of long-term debt, totaled R$6,460.2 million, of which R$2,111.7 million was denominated in local currency. As of December 31, 2008, our long-term debt, excluding the current portion of long-term debt, totaled R$7,069.6 million, of which R$1,579.7 million was denominated in Reais.

Long Term Maturity Date

2011	2,103.3
2012	2,631.6
2013	1,069.2
2014	79.0
2015 and Later	577.1

Total	6,460.2

Amounts may not add due to rounding.

(1)	Excludes the current portion of long-term debt.

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

On July 24, 2007, our 100% owned finance subsidiary, AmBev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 bonds”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The bonds are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The guarantee ranks equally in right of payment with all of AmBev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The bonds are denominated in Brazilian reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2009, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa and the 2017 bonds. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank (“BNDES”), and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing and Endeavours (“FINEM”).

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

Secured Debt

Certain loans, provided by BNDES, are secured by some of our facilities and some of our equipment (mainly refrigerators).

Sales Tax Deferrals and Other Tax Credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are forgiven (tax waivers) or deferred (financing) for periods of on average six years from their original due date.  In return of such programs, we are committed to meeting certain operational requirements including, depending on the state, production volume and employment targets, among others.  The total amount deferred (financing) as of December 31, 2009 was R$ 817.5 million with a current portion of R$ 21.2 million (classified under other taxes payable), and R$ 796.3 million payable thereafter.  Percentages deferred typically range from 40% to 75% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2009 and 2008, we recorded R$ 263.4 million and R$238.3 million, respectively, of tax credits as gains on tax incentive programs.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted. Furthermore, we received in 2007  and 2008 five tax assessments from the State of São Paulo in the aggregate amount of approximately R$74.9 million (updated December 31, 2009), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentives.

Capital Investment Program

In 2009, consolidated capital expenditures on property, plant and equipment and intangibles totaled R$1,439.7 million consisting of R$1,006.1 million in Latin America North, R$311.8 million related to investments in the Latin America South’s operations and R$121.8 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2008, consolidated capital expenditures on property, plant and equipment and intangibles totaled R$1,958.3 million consisting of R$1,247.5 million in Latin America North, R$506.8 million related to investments in the Latin America South’s operations and R$204.0 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

Investment Grade Status

In December 2004, Standard & Poor’s raised AmBev’s risk rating denominated in foreign currency from BB- to BBB-. In January 2006, Fitch also raised AmBev’s risk rating in foreign currency to BBB-, making AmBev the first Brazilian company to receive such ratings from Standard & Poor’s and Fitch. In 2006, both Standard & Poor’s and Fitch raised AmBev’s risk rating in foreign currency to BBB, one notch above the current Brazilian government’s sovereign risk. During 2009, Fitch changed our risk rating classification to BBB- and Standard & Poor’s raised it to BBB+ with a stable outlook.

C.	Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.	Trend Information

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2009 Compared with Year ended December 31, 2008.”

E.	Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report. They include future commitments with suppliers of R$3,634.9 million as of December 31, 2009, related primarily to industrial and distribution system investments.

F.	Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt*	8,980.8	1,499.1	5,528.7	1,334.2	618.9
Sales tax deferrals	615.5	6.9	171.7	131.3	305.6
Total contractual cash commitments	9,596.3	1,506.0	5,700.4	1,465.5	924.5

*
The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$2,855.3 million as of December 31, 2009. These are not considered commitments. Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the statement of operations would be an expense for this amount.

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

Directors

The following table sets forth information with respect to the directors of AmBev:

Board of Directors (1)

Name	Age (2)	Position	Director of AmBev Since	Term Expires (3)
Victório Carlos De Marchi	71	Co-Chairman and Director	1999	2011
Carlos Alves de Brito	49	Co-Chairman and Director	2006	2011
Marcel Herrmann Telles	60	Director	1999	2011
Roberto Moses Thompson Motta	52	Director	2008	2011
José Heitor Attilio Gracioso	78	Director	1999	2011
Roberto Herbster Gusmão	87	Director	1999	2011
Vicente Falconi Campos	69	Director	1999	2011
Luis Felipe Pedreira Dutra Leite	44	Director	2005	2011
Luiz Fernando Ziegler de Saint Edmond	44	Director	2008	2011

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

(2)	Age as of March 31, 2010.

(3)	Annual General Meeting to be held in 2011.

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

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of AmBev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, Brazil.

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

Executive Officers

The following table sets forth information with respect to the executive officers of AmBev:

Name	Age (1)	Position	Election Date	Term Expires
João Mauricio Giffoni de Castro Neves	43	Chief Executive Officer	2009	2011(2)
Nelson José Jamel	38	Chief Financial Officer and Investor Relations Officer	2009	2012(3)
Ricardo Tadeu Almeida Cabral de Soares	34	Sales Executive Officer	2008	2010(4)
Carlos Eduardo Klützenschell Lisboa	40	Marketing Executive Officer	2005	2010(4)
Nicolás Ernesto Bamberg	53	Industrial Executive Officer	2007	2010(4)
Milton Seligman	58	Corporate Affairs Executive Officer	2005	2010(4)
Pedro de Abreu Mariani	43	General Counsel	2005	2010(4)
Ricardo Manuel Frangatos Pires Moreira	39	Executive Officer for Hispanic Latin America (Hila-ex) and Soft Drinks Executive Officer	2008	2010(4)
Rodrigo Figueiredo de Souza	34	Supply Executive Officer	2008	2010(4)
Márcio Fróes Torres	41	People and Management Executive Officer	2009	2011(2)

(1)	Age as of March 31, 2010.

(2)	December 31, 2011.

(3)	January 31, 2012.

(4)	December 31, 2010.

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

Ricardo Manuel Frangatos Pires Moreira. Mr. Moreira is AmBev’s Executive Officer for Hispanic Latin America (Hila-ex) and Soft Drinks Executive Officer. He joined the Company in 1995 and has held various positions in the Sales, Logistics and Direct Distribution departments. He was also the Regional Officer for Northern Brazil (2003) and AmBev’s Supply Executive Officer (2005). He has a degree in mechanical engineering from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is AmBev’s Supply Executive Officer. He joined Brahma as a trainee in 1997 and has held various positions in the Sales, Finance and Supply departments. He was also Regional Supply Officer for Midwestern Brazil. He has a degree in civil engineering from Universidade de São Paulo. He also holds a post-graduate degree in finance from Fundação Getulio Vargas. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

Márcio Fróes Torres. Mr. Fróes is since January 1, 2010 AmBev’s People and Management Executive Officer. Until the end of 2009, Mr. Fróes was responsible for our Canadian Operations. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and Director of People Sales for AmBev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Masters Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B.	Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of AmBev in 2009 for services in all capacities amounted to R$67.3 million (fixed and varieable remuneration and share-based payment), as presented below:

MANAGEMENT’S REMUNERATION
2009 (In R$)
Entity	Nº Members	Fixed Remuneration				Variable Remuneration					Post- Employment Benefit	Termination Benefits	Share- based Payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	3,975,240	-	-	-	-	3,021,906	-	-	-	-	-	3,538,431	10,535,577
Executive Board	11	17,887,490	340,037	-	-	-	16,315,265	-	-	-	-	-	22,282,237	56,825,029
Total	20	21,862,730	340,037	-	-	-	19,337,171	-	-	-	-	-	25,820,668	67,360,606

In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all AmBev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. The Board of Directors and Executive Officers also received benefits pursuant to AmBev’s pension and stock ownership plan. For a description of these plans see Note 25 of our consolidated financial statements.

No shares were acquired from our Directors and Executive Officers in 2009.

Stock Ownership Plan

Under the Company Stock Option Plan (“Plan”), senior employees and management of either the Company or its direct or indirect subsidiaries (“Beneficiaries”) are eligible to receive stock options for shares issued by the Company. They may also be offered American Depositary Receipts (“ADRs”). As of December, the Plan, combined with the previous stock ownership plan of the Company, had outstanding rights to acquire 4.2 million shares of AmBev, and included 422 people (including managers and employees).

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006 and April 27, 2007. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

Pursuant to the Plan, as its Administrator, the Board of Directors is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), which may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to provisions on penalties.  Additionally, targets may be set for the Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company.

The Beneficiaries granted these Options must sign Stock Option Agreements (“Agreements”) with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

From 2003 onwards, due to the adoption of the Sarbanes-Oxley Act in the USA, in 2002, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan.  However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof, with the amounts owed by the respective Beneficiaries to the Company necessarily being completely settled during the next four years. Prior to the alterations to the Plan in 2006, the Company had approved thirteen programs. Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% (ten per cent) with annual interest falling due on the outstanding balance at 8% (eight per cent) in addition to restatement by the IGP-M.

After the alterations to the Plan in 2006, the Company began to work with a new options grant model.  Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006 (“2006 Program”), May 8, 2007 (“2007 Program”), February 27, 2008 (“2008 Program”), February 26, 2009 (“2009 Program”), July 30, 2009 (“2009.2 Program”) and March 1, 2010 (“2010 Program”).

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company.  Should the Beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the Beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The Beneficiary may also decide not to exercise any Lot B.In addition, Participants under the Plan who used 50% of their bonus to acquire the Lot A Shares and use 25% or 50% of their remaining net bonus in the purchase of our preferred shares or ADSs (the “Lot B shares”) are entitled to a number of options (the “Options”) calculated by dividing the amount invested in the Lot B shares (before tax) by the exercise price of the Lot A shares, and then multiplying the product of such division by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%). The exercise price of the Lot B shares corresponds to the price of Lot A shares with a ten percent discount. The exercise price of the Options corresponds to the price of Lot A shares, being deducted the value of the dividends and interest on own capital effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof. Lot B shares are subject to a five-year lock-up. The vesting of the Options is subject to the following conditions being met:

• The Participant shall hold the Lot A shares for at least three years and Lot B shares for at least five years; and

• The Company shall meet certain performance measures.The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options. The Options expire if not exercised within five years from vesting (i.e., ten years from the date the Lot B shares are acquired).

Proposed Amendments to the Stock Option Plan

At the next General Shareholder’s Meeting, to be held on April 28, 2010, proposed amendments to the stock option plan shall be analyzed by the shareholders.

A-B InBev Exceptional Stock Option Grants

On November 25, 2008, A-B InBev’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to AmBev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 10.32, which corresponded to the fair value of A-B InBev share at the time of granting of the options. One half of the options has a duration of 10 years as from granting and will become exercisable on January 1, 2014. The other half of the options has a duration of 15 years as from granting and will become exercisable on January 1, 2019. The exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in case of employment terminations. Such grant was confirmed on April 28, 2009, by A-B InBev’s annual general shareholders’ meeting.

On April 30, 2009, A-B InBev granted approximately 4.9 million stock options to approximately 50 executives of the AB InBev Group, including approximately 1.8 million options granted to AmBev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 21.94, which corresponded to the fair value of A-B InBev shares at the time of granting. The options have a duration of 10 years as from granting and will become exercisable on 1 January 2014. The exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of employment termination. Such grant was authorized by A-B InBev’s 2009 annual general shareholders’ meeting.

A-B InBev Long-Term Incentive Stock Option Plan

As from July 1, 2009, senior executives of the A-B InBev Group, are eligible for a discretionary annual long-term incentive to be paid out in Long-Term Incentive (“LTI”) stock options (or, in future, similar share-based instrument), depending on management’s assessment of the executive’s performance and future potential.

LTI stock options have the following features:

• upon exercise each LTI stock option entitles to one existing ordinary share of A-B InBev;

• LTI stock options cliff vest after five years; and

• an exercise price that is set equal to the market price of the A-B InBev share at the time of granting.

On December 18, 2009 1,582,592 options were granted, including 97,711 options granted to AmBev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 35.90 and become exercisable after five years, on 18 December 2014.

AmBev Pension Plan

AmBev’s pension plans for employees in Brazil are administered by the IAPP. IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees. IAPP was established solely for the benefit of our employees and its assets are held independently. IAPP is managed by the IAPP Council Board (Conselho Deliberativo), which has three members, two of which are appointed by AmBev, and one member represents the employees and retired employees. The IAPP Executive Board (Diretoria Executiva), has three members, all of which are appointed by the IAPP Council Board. IAPP also has a Fiscal Council with three members, two of which are appointed by AmBev and one member represents the employees and retired employees.

Any employee after being hired may opt to join the defined contribution plan. When pension plans’ members leave AmBev, without retirement, but with at least three years in IAPP’s plan, they have some options such as: (a) have their contributions refunded, (b) transfer their contributions to a bank or insurance company, (c) keep their investment in IAPP to be paid in installments, and (d) keep contributing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

As of December 31, 2009, we had 4458 participants in our pension plans, including 807 participants in the defined benefit plan, 3361 participants in the defined contribution plan, and 290 retired or assisted participants.

The Plan assets are comprised mainly of equity securities (including indirect investments in shares issued by the Company for a total fair value of R$ 1.8 million on December 31, 2009), government and corporate bonds and properties. All benefits are calculated and paid in inflation-indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2009, the Company had liabilities deriving from pension plan benefits, as described in Note 24 to our financial statements.

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

Expenses of AmBev provisioned under these programs amounted to R$439.0 million for the year ended December 31, 2009 and R$109.9 million for the year ended December 31, 2008 and R$69.4 million for the year ended December 31, 2007.

C.	Board Practices

During 2009 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and road shows in Brazil, the United States and Mexico. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

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

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team. The Operations and Finance Committee’s responsibilities are:

▪	To present medium and long-term planning proposals to the Board of Directors;

▪	To propose and monitor AmBev’s annual performance targets and the budgets needed to attain the projected goals;

▪	To monitor the Company’s standing through analysis of its results, market developments and permanent internal and external benchmarking;

▪	To analyze and propose uniform best practice rules;

▪	To monitor the performance of the Company’s trademarks and innovation strategies;

▪	To opine in matters involving recruiting programs, variable compensation and the spreading of the Company’s culture; and

▪	To analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters.

▪	To analyze and monitor the Company’s annual investment plan;

▪	To analyze and monitor growth opportunities;

▪	To analyze and monitor the Company’s capital structure and cash flow; and

▪	To analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito. Throughout the year, the Operations and Finance Committee holds at least six meetings. The members of the Committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities (which as of July 30, 2009 also comprise those of the former Special Committee) are to assist the Board of Directors in the following matters:

▪	Related party transactions;

▪	Any general conflict of interest situations;

▪	Compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

▪	Monitoring and analysis of the internal controls of the Company;

▪	Monitoring and analysis of the fiscal profile of the Company;

▪	Compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

▪	Other matters the Board of Directors may consider relevant and in the interest of the Company.

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman) and José Heitor Attilio Gracioso. The president of the Conselho Fiscal also participates in the Compliance Committee meetings.

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

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines to help with the dissemination of corporate governance practices.

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

At the next General Shareholder’s Meeting, to be held on April 28, 2010, a new stock option plan proposal shall be analyzed by the shareholders.

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

We have adopted a Code of Business Conduct that applies to all directors, officers and employees. There are no waivers to our Code of Business Conduct.

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

As of December 31, 2009, AmBev and its subsidiaries had an approximate of 40,787 employees, approximately 53% of whom were engaged in production, 44% of whom were engaged in sales and distribution and 3% of whom were engaged in administration.

The following table sets forth the number of employees of AmBev and its subsidiaries as of the end of the years indicated:

Employees as of December 31,
2009	2008
40,787	39,301

The following table shows the geographical distribution of AmBev’s employees as of December 31, 2009:

Geographical Distribution of AmBev Employees as of December 31, 2009
Location	Number of Employees

Latin America North	30,070
Brazil	26,113
Dominican Republic	1,620
Peru	1,274
Venezuela	662
Ecuador	252
Guatemala	149
Latin America South	7,780
Argentina	4,942
Paraguay	507
Bolivia	1,402
Uruguay	564
Chile	365
Canada	2,937
Total	40,787

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

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of February 18, 2010:

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

As of December 31, 2009, AmBev had 346,473,893 common voting shares and 269,962,329 preferred shares outstanding (excluding treasury shares). AmBev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing 1 preferred share, and ADSs evidenced by ADRs representing 1 common share. As of December 31, 2009, there were 48,205,828 preferred ADSs outstanding (representing 48,205,828 preferred shares) and 991,015 common ADSs outstanding (representing 991,015 common shares). AmBev ADRs are issuable by The Bank of New York pursuant to deposit agreements for common and preferred shares.

Control

The controlling shareholders of AmBev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and FAHZ, together hold approximately 90.9% of AmBev’s common shares (excluding treasury shares), as of March 31, 2010.

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

Share Buyback

In 2009, we acquired 207,403 preferred and 40,374 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$15.5 million. In 2008, we acquired 318,695 preferred and 731,527 common shares in connection with share buyback programs, at a total cost of R$630.3 million.

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

Approval Date	Shares Repurchased		Amount Repurchased (R$ in thousands )	Date program was finalized
February 22, 2006	(preferred)	4,161,190	373,008	August 8, 2006
	(common)	213,719	17,095
August 8, 2006	(preferred)	6,022,444	586,932	November 14, 2006
	(common)	158,573	13,554
November 14, 2006	(preferred)	8,339,143	870,161	February 5, 2007
	(common)	434,694	40,666
February 5, 2007	(preferred)	7,011,446	796,504	May 8, 2007
	(common)	1,314,610	140,534

Approval Date	Shares Repurchased		Amount Repurchased (R$ in thousands )	Date program was finalized
May 8, 2007	(preferred)	6,947,865	924,414	August 20, 2007
	(common)	71,245	9,185
August 20, 2007	(preferred)	3,172,157	415,094	December 12, 2007
	(common)	420,181	55,323
December 12, 2007	(preferred)	3,145,549	394,125	March 3, 2008
	(common)	724,393	87,710
March 3, 2008	(preferred)	1,953,785	269,190	February 26, 2009
	(common)	386,683	48,482
Total		44,477,677	5,041,977

AmBev’s Major Shareholders

The following table sets forth information as of January 31, 2010 with respect to any person known to AmBev to be the beneficial owner of 5% or more of AmBev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of New–York – ADR Department (1)	991,015	0.3%	48,205,828	17.8%
Interbrew International B.V.	226,312,995	65.3%	102,515,386	37.9%
AmBrew S.A.	30,144,882	8.7%	19,460,224	7.2%
FAHZ (2)	58,631,951	16.9%	—	—
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	5,015,213	1.5%	22,570,570	8.4%

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

The AmBev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within AmBev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge. The Operations and Finance Committee and the Compliance Committee are currently active. See “Directors, Senior Management and Employees—Board Practices”.

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

▪
Any amendment to the bylaws of AmBev and/or any of its subsidiaries with the purpose of amending: (i) the corporate purposes, (ii) the term of duration, and/or (iii) the composition, powers and duties of the management bodies;

▪	Approval of the annual investment budget of AmBev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of AmBev foreseen for the same fiscal year;

▪	Designation, dismissal and substitution of the Chief Executive Officer of AmBev;

▪	Approval of or amendment to the compensation policy for the Board of Directors and of the executive officers of AmBev, as well as of its subsidiaries;

▪	Approval of stock ownership plans for the directors, executive officers and key employees of AmBev and/or its subsidiaries;

▪	Change in the dividend policy of AmBev and/or any of its subsidiaries;

▪
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

▪
Amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving AmBev and/or any of its subsidiaries, in the latter case (a) when such operation involves a company that is not a subsidiary, directly or indirectly, of AmBev and (b) provided that the transaction in question results in the reduction in the average dividend paid by AmBev in the past five years, adjusted by the IGP-M published by Fundação Getulio Vargas as of the date of payment;

▪
The creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of AmBev’s subsidiaries, under any title or form, except in the benefit of AmBev and/or another subsidiary;

▪	The incurrence by AmBev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5;

▪	The execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of AmBev or its subsidiaries;

▪
The extension of loans or the offer of guarantees of any kind by AmBev and/or any of its subsidiaries to any third parties in an amount greater than 1% of AmBev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of AmBev and its subsidiaries, or in favor of the subsidiaries themselves;

▪	Election of members of committees of AmBev’s Board of Directors;

▪	Cancellation of the registration of AmBev and/or any of its subsidiaries as publicly traded companies;

▪	Petition for an arrangement with creditors (“recuperação judicial”) or acknowledgment of bankruptcy by AmBev and/or any of its subsidiaries;

▪	Liquidation or dissolution of AmBev and/or any of its subsidiaries; and

▪	Appointment of the external auditors of AmBev and/or any of its subsidiaries.

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

▪
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

▪
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

▪
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

Material Related Party Transactions

AmBev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated ), as described in Note 32 to our financial statements.

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

AmBev has entered into a lease agreement with FAHZ, pursuant to which AmBev leased and is operating FAHZ’s assets used to produce our labels. We began operating such assets in June 2008.

AmBev and Employees

Before January 1, 2003, AmBev had deferred payment stock option plans. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in AmBev’s Extraordinary General Meeting of April 27, 2007, and shall be subject to revision at the next General Shareholder’s meeting to be held on April 28, 2010.

A-B InBev and Labatt

In August 2004, in connection with the consummation of the merger of an indirect holding company of Labatt into AmBev, Labatt and the then called InBev entered into a cross-services agreement with a view to:

▪	terminating the then-existing services agreement among those entities before the Incorporação;

▪	Labatt providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

▪	InBev providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

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

A-B and AmBev

AmBev’s subsidiary in Canada, Labatt, and A-B have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Quinsa’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with A-B to distribute Budweiser in Paraguay. AmBev also has A-B’s subsidiary Metal Container Corp. as one of its can suppliers.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Financial Statements”.

Legal Proceedings

Except as set forth below, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For further details, see Note 31 of our consolidated financial statements.

Tax Matters

As of December 31, 2009, we had approximately 4,588 tax claims pending in Brazil, including judicial and administrative proceedings. Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions. As at December 31, 2009, we have made provisions of R$622 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2009, there were also tax proceedings with a total estimated risk of R$5.4 billion for which we believe there is a possible chance of loss.

In order to carry out certain activities, including obtaining BNDES financings (that is, by Banco Nacional de Desenvolvimento Econômico e Social, a Brazilian state-owned development bank), certain tax incentives or registering the sale of real estate, AmBev, like other Brazilian companies, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of December 31, 2009, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$318 million. Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief. In the event that we lose the litigation, the court bond will be used to pay the amounts owed by us and we will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to AmBev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of December 31, 2009, we had provisions in connection with cases still pending in the amount of R$53.1 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$284 million as of December 31, 2009, which we have treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount.

We received in 2007 and 2008 five tax assessments from the State of São Paulo in the amount of approximately R$74.9 million (updated December 31, 2009), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible  loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our statement of operations would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentive granted by the State of Santa Catarina.

The State of São Paulo has also challenged in the Brazilian Supreme Court laws enacted by other Brazilian states upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court, in a case unrelated to AmBev, has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered in the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.

Between 2000 and 2004, certain third-party distributors of Londrina (Cintra, as it was then called) obtained preliminary injunctions permitting the non-payment of the IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities considered Cintra responsible for the payment of IPI during the period in which IPI was not collected by the third-party distributors. In 2009, we reversed R$176.6 million in provisions for this case, as external counsel established that a portion of these claims became subject to statute of limitations provisions. As a result, as of 31 December 2009, Londrina had a net provision of R$16.4 million with respect to such claims. R$260.5 million is treated as a possible loss.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Companhia Cervejaria Brahma (“Brahma”), which has since been succeeded in a series of corporate restructuring transactions by AmBev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid for the fiscal year of 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution amounts owed in 1999 up to the amount not deducted in 1996 (approximately R$50.7 million as of December 31, 2009). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount. Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied. The provision made in connection with this case was reversed in 2009 as external counsel established that even if AmBev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholder’s equity made by AmBev in 1996.

Profits generated abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from Brazilian federal tax authorities relating to profits obtained by subsidiaries domiciled abroad, in the total amount, at that time, of approximately R$2.9 billion. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of our foreign subsidiaries. This decision was partially favorable to AmBev, and we can still appeal. Based on the advice of external counsel, we have not recorded any provision in connection therewith. After this decision, we have estimated the total exposures of possible losses in relation to these assessments to be approximately R$2.8 billion on December 31, 2009.

Tax Debit Repayment Program

In 2009, we have decided to take part in the Tax Debit Repayment Program, introduced by Federal Law No. 11,941/09, with respect to some of our current tax lawsuits.  Thus, we expect to pay an amount of approximately R$370 million over a period of 180 months. The related financial impact is already reflected in our financial statements as of December 31, 2009.

Labatt

Labatt was assessed by the Canada Revenue Agency for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the Incorporação of Labatt into AmBev. As of  December 31, 2009, the estimated amount of the exposure corresponded to  CAD$218  million. In the event Labatt is required to pay these amounts, CAD  $110  million would be reimbursed by A-B InBev. During 2008, as required by Canadian tax law, and in order to be able to challenge these assessments, Labatt paid CAD $ 115.3 million, CAD$79.2 million of which were reimbursed by A-B InBev. Labatt continues to challenge these assessments.

Labor Matters

As of December 31, 2009, we are involved in approximately 13,567 legal proceedings in Brazil with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have made provisions totaling R$212.1 million as of December 31, 2009. In Brazil, it is not unusual for a company to be a defendant in a large number of labor claims.

As of December 31, 2009, we had approximately 13 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$69.2 million. These claims are classified as having possible chance of loss and argue, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers. Three previous claims in the total amount of  R$76.5 thousand have been included by us under the Tax Debit Repayment Program.

Civil Claims

As of December 31, 2009 we had 4,523 civil claims pending in Brazil, including distributors and product-related claims. We are the plaintiff in 1,477 and the defendant in 3,046 of these claims. We have established provisions totaling R$29.5 million as of December 31, 2009 in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from AmBev, arguing that AmBev signed up singer Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on the advice of external counsel, we have not recorded a provision in connection with such proceeding.

Subscription Warrants

In 2002, AmBev decided to request a ruling from the CVM (Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil) in connection with a dispute between AmBev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain AmBev warrants. In March and April 2003, the CVM ruled that the criteria used by AmBev to calculate the strike price were correct. In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by AmBev under its Stock Ownership Program, as well as for the strike price of other warrants issued in 1993 by Brahma.

We have been notified of seven claims from 12 holders arguing that they would be entitled to those rights. One of them was ruled favorably to AmBev by the appellate court of the State of São Paulo. Another one is still awaiting final rulings by the same court. A third one was settled. Of the four other claims, one is awaiting a first instance decision and three were ruled against AmBev in the appellate court of the State of Rio de Janeiro. We have appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro, but the appeals were denied by the Reporting Judge of the Superior Court of Justice. We have recently appealed with respect to these decisions and a final decision will be ruled by a group of judges from the same court. The warrant holders whose claim was denied by the appellate court of the State of São Paulo have appealed to the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe which are the warrants object of those six proceedings represented, on December 31, 2009, 536,919 preferred and 1,376,344 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

We have filed counterclaims to six of these lawsuits. One of those counterclaims is still awaiting final ruling by the appellate court of the State of São Paulo. Of the five other counterclaims, one was settled, three were ruled against us in the appellate court of the State of Rio de Janeiro, and one was ruled against us in the appellate court of the State of São Paulo. We have already appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate courts of the states of Rio de Janeiro and São Paulo, except for one of the rulings rendered by the appellate courts of the state of Rio de Janeiro, which, therefore, is a final decision. Our appeals concerning the decisions issued by the appellate court of the State of Rio de Janeiro were denied by the Reporting Judge of the Superior Court of Justice and, as a result of that, we have recently appealed with respect to such decisions. Final decisions on these cases should be ruled by a group of judges from the same court.

Based on advice from external counsel, we believe that our chances to prevail on these claims and on the counterclaims are possible. However, no assurance can be given that the unfavorable decisions to AmBev rendered so far may be reversed by the appellate courts or the Superior Court of Justice. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Distributors and product-related claims

Numerous claims have been filed in Brazil against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

  AmBev has established provisions in the amount of R$16.3 million in connection with these claims as of December 31, 2009, based on the advice of external legal counsel.

Antitrust matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

Tô Contigo

On 22 July 2009, CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol which had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular AmBev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352 million.

AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to our advisors’ analysis, a loss is possible, and therefore we have not established a provision in our financial statements.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently our third largest beer competitor in Brazil and part of the Femsa Group, filed a complaint with Brazilian antitrust authorities alleging that AmBev’s coolers programmes and exclusivity agreements constituted anti-competitive practices, and also that AmBev launched two combat brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On December 9, 2008, the SDE requested the opening of two administrative proceedings to investigate the alleged practices. Our preliminary responses were filed before SDE on February 18, 2009. We believe such claims are without merit and intend to vigorously defend this complaint.

630ml Bottle

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed by Schincariol and Petrópolis – currently our two largest competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all players in the market. On May 27, 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by AmBev. Due to an appeal filed by AmBev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by AmBev in the states of Rio de Janeiro and Rio Grande do Sul, as long as AmBev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. We will vigorously defend our right to innovate and create differentiation for our products and believe that our competitors’ claims are without merit.

1L Bottle

On August 20, 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging our new proprietary 1L returnable bottle launched under its main brands. The Association claims that our new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on  September 14, 2009, AmBev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the 1L format. On October 28, 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market players are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which AmBev was allegedly introducing the 1 litre bottle could potentially create lock-in effects. We will vigorously defend our right to innovate and create differentiation for our products and believe that our competitors’ claims are without merit.

Others

In February 2002, ABRADISA (the Brazilian Association of Antarctica Distributors) filed a complaint challenging the legality of exclusivity provisions in AmBev’s distribution agreements. This dispute was settled in March 2003, with ABRADISA filing a petition in November 2003 before the Brazilian antitrust authorities stating that the settlement agreement was fully complied with by all its parties and that ABRADISA had no interest in continuing with this proceeding. On  December 11, 2008, SDE, the Secretariat of Economic Development, issued its opinion recommending the dismissal of the case. On October 28, 2009 CADE dismissed the case.

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that AmBev engaged in the following anticompetitive practices: (i) predatory prices, (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate the Company. AmBev believes such claims are without merit and intends to vigorously defend this complaint.

In July 2007, CADE forwarded to SDE for further investigation a complaint issued by Globalbev Bebidas e Alimentos Ltda. alleging that AmBev was restricting competitors’ access to the shelf space in supermarkets. In August 2009, SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice. The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate the Company. AmBev believes such claim is without merit and intends to vigorously defend this complaint.

After the approval of the acquisition of Cintra in 2008, SDE initiated an administrative proceeding to investigate the closing in 2009 of a plant of Cintra in the City of Mogi-Mirim, in the State of São Paulo. The SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by AmBev to SDE during the report of the Cintra acquisition. AmBev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by AmBev. As a result, AmBev believes such claim is without merit and intends to vigorously defend this complaint.

Merger Control

On March 28, 2007, AmBev announced the signing of a purchase and sale agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Ltda., the controlling shareholder of what was then called Cintra. The transaction was submitted for CADE review on April 19, 2007. On May 21, 2008, AmBev sold the Cintra brands to Schincariol. In July 2008, CADE issued a favorable decision approving the transaction.

CVM

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, a Brazilian pension fund which is one of our largest minority shareholders, filed an administrative complaint against AmBev with the CVM in April 2004 alleging abuse of position by AmBev’s controlling shareholders and breach of fiduciary duty by AmBev’s directors in connection with the approval of the InBev-AmBev Transactions, appropriation of commercial opportunity and inadequate disclosure. The complaint requested, among other things, that the CVM render an opinion contesting the legality of the transactions and intervene to prevent the closing of the Incorporação. The CVM ruled in December 2004 that (i) there was no basis to conclude that there had been an abuse of position by the controlling shareholders or conflict of interests in relation to them, and (ii) that there was no indication of an appropriation of a commercial opportunity by the directors of AmBev, without prejudice to any further investigation that the staff of the CVM might conduct, as appropriate. Moreover, the CVM expressed its opinion that one director involved in the InBev-AmBev Transactions could not have intervened in the AmBev board resolutions related thereto, recommending further investigations by the staff. The CVM recommended also that the staff investigate the performance of duty of care of other directors during the decision process and the adequacy of the disclosure proceeding of the transactions by AmBev’s officers. The CVM requested certain information related to the InBev-AmBev Transactions and, on May 6, 2009, AmBev was informed that the CVM had initiated formal complaints against certain AmBev directors and officers regarding the aforementioned investigations, including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra. AmBev’s directors and officers presented their defenses on August 17, 2009. On March 8, 2010, the CVM published its official decision accepting settlement proposals pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of: (i) R$0.3 million by each of Messrs. Lemann and Telles; (ii) R$3.0 million by Mr. Sicupira; (iii) R$0.4 million by Mr. Dutra; and (iv) R$1.0 million in aggregate by other members of the Board of Directors of AmBev. The settlement did not entail the recognition of any wrongdoing on the part of any person involved, whether express or implied, nor did it amount to an admission as to any of the alleged facts described in the regulatory inquiry.

The CVM also initiated an administrative proceeding in October 2008 in which it alleges that certain shareholders, members of the board of directors and officers of AmBev (including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra) violated Brazilian Corporate Law and CVM rules, relating to (i) the potential use of privileged information in relation to the trading of AmBev shares between May 2003 and March 2004, (ii) the way certain information regarding AmBev was disclosed to the Brazilian market in March 2004 and (iii) alleged violation of AmBev’s Stock Ownership Program. On June 25, 2009, the CVM published its official decision accepting a settlement proposal with Mr. Dutra pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of R$0.3 million. In addition, on March 8, 2010, the CVM published its official decision accepting settlement proposals with Messrs. Lemann, Telles and Sicupira pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of R$5 million by each of them. The settlements did not entail any admission of wrongdoing by the individuals involved, whether express or implied, or of any of the alleged facts described in the regulatory inquiry. The proceedings have continue with respect to Fundação Antonio e Helena Zerrenner, a shareholder of AmBev unrelated to AB-InBev, which filed a settlement proposal in April 2010.

Environmental matters

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that Companhia Brasileira de Bebidas (“CBB”, a predecessor of AmBev) was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. This case is still in the discovery phase.

The Public Attorney of the State of Rio de Janeiro has requested on December 12, 2003 the initiation of a civil investigation to investigate anonymous reports of pollution allegedly caused by Nova Rio, AmBev’s beer plant located in the state of Rio de Janeiro. Currently this investigation is in the discovery phase. AmBev expects this investigation to be dismissed as it has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation on June 2, 2003 to investigate the author of the alleged crime, which is also in the discovery phase. AmBev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Promotoria, or Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigations on reports made by local population of pollution around the plant. AmBev reached a settlement with the Promotoria of Viamão on June 12, 2007. In February 2009 the investigation was suspended for a period of three years in order to be certified that the settlement was entirely accomplished by AmBev.

Suit against Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecurot’s Office (Ministério Público Federal) filed a suit for damages against AmBev and two other beverage companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against AmBev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage to society and encourage underage consumption. We believe such claims are without merit and intend to vigorously defend this litigation.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. We believe such claims are without merit, intend to vigorously defend this litigation and, based on the advice of external counsel, we have not made any provision with respect to such claims.

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

A.	Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the BM&FBOVESPA under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares).

In May 2005, AmBev’s shareholders approved a stock bonus at an extraordinary general meeting, granting one common share for each five shares (whether common or preferred) owned by each shareholder.

Shares

The table below shows the quoted high and low closing sales prices in Reais on BM&FBOVESPA for preferred and common shares for the indicated periods. All shares prices have been restated to reflect AmBev’s stock bonus and reverse stock split described in the preceding paragraph as well as the reverse stock split.

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Annual
2010	159.25	138.03	186.38	163.00
2009	150.00	75.80	174.90	90.13
2008	133.00	72.00	146.80	86.00
2007	142.59	92.18	146.00	102.45
2006	94.41	73.91	105.35	80.36
2005	116.65	49.96	90.16	55.68
Quarterly
2010
First Quarter	159.25	138.03	186.38	163.00
2009
First Quarter	92.80	75.80	112.02	90.13
Second Quarter	110.47	90.32	132.80	109.20
Third Quarter	126.50	105.10	146.26	125.51
Fourth Quarter	150.00	128.66	174.90	148.99
2008
First Quarter	133.00	106.60	146.80	116.60
Second Quarter	120.00	95.23	139.09	100.61
Third Quarter	94.00	79.38	107.20	89.71
Fourth Quarter	91.00	72.00	110.90	86.00
2007
First Quarter	107.31	92.18	113.45	102.45
Second Quarter	141.80	107.51	143.00	113.15
Third Quarter	141.20	115.00	142.00	118.16
Fourth Quarter	142.59	122.20	146.00	122.48
2006
First Quarter	81.73	73.91	94.76	85.96
Second Quarter	90.92	74.34	101.35	80.36
Third Quarter	88.22	77.93	98.96	86.16
Fourth Quarter	94.41	82.93	105.35	91.41
2005
First Quarter	116.65	87.42	70.13	55.68
Second Quarter	79.10	49.96	75.25	58.66
Third Quarter	67.95	58.15	83.46	72.47
Fourth Quarter	77.13	61.45	90.16	74.97

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Monthly
2010
January	159.25	150.00	186.38	173.00
February	157.50	143.57	179.50	165.75
March	150.90	138.03	177.50	163.00
2009
January	89.00	78.99	106.50	93.30
February	85.90	79.22	102.00	93.26
March	92.80	75.80	112.02	90.13
April	98.96	90.32	123.52	109.20
May	110.47	98.96	132.80	120.70
June	110.47	103.00	132.80	125.10
July	111.77	105.10	135.01	125.51
August	122.00	110.00	141.80	134.00
September	126.50	117.95	146.26	136.70
October	141.75	128.66	165.02	148.99
November	148.00	134.50	174.71	159.00
December	150.00	137.99	174.90	163.62
2008
January	123.80	106.60	131.05	116.60
February	133.00	115.98	146.80	128.00
March	130.00	115.99	142.70	130.40
April	120.00	106.99	139.09	119.87
May	115.99	104.90	131.30	113.01
June	106.00	95.23	114.85	100.61
July	93.00	79.38	99.00	89.71
August	88.99	82.49	102.90	91.00
September	94.00	85.50	107.20	95.74
October	91.00	72.00	105.50	86.00
November	89.99	78.50	109.29	93.00
December	90.00	78.00	110.90	94.98
2007
January	98.61	92.18	110.34	102.45
February	103.81	96.67	113.15	102.95
March	107.31	98.92	113.45	102.65
April	118.10	107.51	122.05	113.15
May	132.10	119.00	133.50	121.50
June	141.80	132.00	143.00	131.30
July	141.20	132.00	142.00	129.50
August	135.00	115.00	136.00	118.16
September	135.82	126.70	135.50	127.30
October	142.00	135.49	146.00	135.00
November	142.59	122.20	143.00	122.48
December	131.99	122.47	138.00	127.00

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

As of December 31, 2009 there were 20 registered holders of our common ADSs, with 991,015 ADSs outstanding. As of December 31, 2009, there were 20 registered holders of our preferred ADSs, with 48,205,828 ADSs outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect AmBev’s stock bonus and the reverse stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Annual
2010	90.93	77.00	106.09	89.11
2009	87.00	31.07	102.22	37.11
2008	79.75	30.07	88.22	36.51
2007	80.00	42.67	82.48	47.75
2006	44.06	31.59	49.14	34.02
2005	43.75	21.45	40.43	20.99
2004	43.38	17.08	24.49	14.01
2003	17.17	9.94	22.05	11.24
2002	15.63	8.48	18.58	9.25

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Quarterly
2010
First Quarter	90.93	77.00	106.09	89.11
2009
First Quarter	40.46	31.07	50.13	37.11
Second Quarter	56.40	40.45	67.80	49.14
Third Quarter	70.68	53.00	82.26	63.05
Fourth Quarter	87.00	72.01	102.22	83.26
2008
First Quarter	79.75	60.26	88.22	64.45
Second Quarter	70.42	59.37	80.50	63.25
Third Quarter	57.58	41.82	65.10	49.37
Fourth Quarter	47.50	30.07	55.69	36.51
2007
First Quarter	52.15	42.67	54.96	47.75
Second Quarter	74.59	52.44	75.12	54.96
Third Quarter	76.62	56.92	76.94	55.57
Fourth Quarter	80.00	64.64	82.48	65.75
2006
First Quarter	37.70	33.25	44.35	38.54
Second Quarter	43.84	31.59	48.57	34.02
Third Quarter	40.50	34.95	45.90	38.71
Fourth Quarter	44.06	38.55	49.14	42.57
2005
First Quarter	43.75	35.00	26.55	20.99
Second Quarter	25.50	21.45	31.24	23.26
Third Quarter	30.11	23.65	37.29	29.30
Fourth Quarter	34.70	27.15	40.43	33.27
Monthly
2010
January	90.93	78.40	106.09	92.56
February	86.03	77.51	100.60	89.11
March	85.50	77.00	100.52	91.26
2009
January	39.20	32.85	46.72	38.94
February	38.39	34.00	45.19	40.45
March	40.46	31.07	50.13	37.11
April	46.20	40.45	56.38	49.14
May	54.50	46.60	65.50	57.21
June	56.40	51.23	67.80	62.29
July	58.85	53.00	71.10	63.05
August	65.02	59.95	77.48	72.59
September	70.68	62.02	82.26	72.22
October	82.75	72.01	96.42	83.26
November	87.00	75.05	102.22	90.46
December	86.76	79.31	101.67	94.34
2008
January	70.99	60.26	76.89	64.45
February	79.75	65.00	88.22	72.15
March	77.20	65.40	85.17	75.55
April	70.42	62.65	80.50	70.52
May	69.61	64.26	79.15	68.67

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
June	64.58	59.37	70.00	63.25
July	57.58	50.20	61.98	57.31
August	56.11	52.40	65.10	58.72
September	52.23	41.82	60.94	49.37
October	47.50	30.07	55.69	36.51
November	40.05	30.24	50.44	39.95
December	39.30	30.80	48.80	37.96
2007
January	46.54	42.67	51.96	47.83
February	49.33	45.67	54.13	48.33
March	52.15	45.88	54.96	47.75
April	57.99	52.44	60.02	55.29
May	67.86	57.30	68.60	59.10
June	74.59	66.38	75.12	66.16
July	76.62	70.00	76.94	68.50
August	70.36	56.92	70.59	55.57
September	70.79	65.02	73.13	65.23
October	80.00	74.10	81.71	75.67
November	80.00	64.64	82.48	65.75
December	73.88	66.54	76.94	69.44

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

Under the Brazilian Corporate Law, a company is either publicly held (listed), such as AmBev, whose shares are publicly traded on the BM&FBOVESPA, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like AmBev traded on the BM&FBOVESPA may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including AmBev, may also be traded privately subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

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

Trading on the Brazilian Stock Exchanges

BM&FBOVESPA is the only Brazilian stock exchange on which private equity and private debt may be traded.

BM&FBOVESPA trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time. During daylight saving time in the United States, the sessions are held from 9:00 a.m. to 4:00 p.m., São Paulo time (closing call is from 4:55 p.m. to 5:00 p.m.). Equity trading is executed fully electronically through an order-driven trading system called Megabolsa. Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&FBOVESPA. BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m. on an online system connected to Megabolsa and Internet brokers called the After Market. The After Market session is restricted to certain stocks that were traded through the electronic system. Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the BM&FBOVESPA may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for BM&FBOVESPA is Companhia Brasileira de Liquidação e Custódia (“CBLC”), which is owned, among others, by BM&FBOVESPA.

In order to better control volatility, BM&FBOVESPA has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 15% compared to the previous day no more pauses are taken. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2008, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$1.4 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainder of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2009, the ten most actively traded issues represented approximately 54.11% of the total volume of shares traded on BM&FBOVESPA, comparable to the 48% of total volume in 2008.

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

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2009, there were 269,962,329 total preferred shares outstanding and 346,473,893 total common shares outstanding, excluding the shares held in treasury. We are authorized to increase our capital up to 700,000 thousand shares upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

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

▪
Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation (in our case, FAHZ) for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept;

▪	Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”; and

▪	Increases caused by reversals of reserves constituted in prior years.

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

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are deposited with the Brazilian custodian, Banco Itaú S.A., which acts on behalf of and as agent for the depositary of the ADSs (The Bank of New York), which is registered with the Central Bank as the fiduciary owner of such AmBev shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in Reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends in Reais into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the Real and the U.S. dollar may also affect the U.S. dollar equivalent of the Real price of the preferred and common shares on the BM&FBOVESPA.

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the Taxa de Juros de Longo Prazo (“TJLP”). The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

The amounts paid as interest on shareholders’ equity are deductible for AmBev’s income tax and social contribution on net profits purposes. This deduction is limited to the greater of (i) 50% of the net income (after social contribution on net profits, and before taking the interest on shareholders’ equity or income tax into account); or (ii) 50% of retained earnings plus any earnings reserves as of the initial date of the period in respect of which the payment is made.

Interest on shareholders’ equity is treated similarly to dividends for purposes of income distribution. The only significant difference is that a 15% withholding tax is due by non-exempt shareholders, resident or not in Brazil, upon receipt of such interest payment, which tax is collected by the Company on behalf of its shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax-haven jurisdiction according to Brazilian tax legislation, the withholding tax is due at a 25% rate. According to Brazilian tax legislation, in the case of payments of interest on shareholders’ equity, a shareholder’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents. The Brazilian Revenue Service periodically issues an exhaustive list naming tax haven jurisdictions. However, after recent modifications made to Brazilian tax law, to date, the Brazilian tax authorities have still not enacted an updated list in this respect.

The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporate Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under Brazilian Corporate Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their “adjusted income” for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their paid-in capital.  Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s capital.

AmBev’s Legal Reserve added to other established capital reserves exceeds 30% of our paid-in capital.

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

Pursuant to the Brazilian Corporate Law and to the Company’s bylaws, the Investment Reserve balance is not allowed to be greater than 80% of the company’s capital. In the case such limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

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

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to AmBev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (AmBev’s capital as of December 31, 2009 was R$6,832.1 million), prior to making any distributions to AmBev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate AmBev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where AmBev has its registered office. In the General Shareholders’ Meeting held on April 28, 2008, the shareholders of AmBev designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. Such notice must contain the agenda for the meeting. CVM Regulation No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters.  For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures.  All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders either within at least one month prior to the meeting or upon publication of the first call notice, as the case may be, except if the law or CVM regulations provide otherwise.

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

▪
Create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by AmBev’s bylaws;

▪
Codify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

▪	Reduce the mandatory dividend;

▪	Merge or consolidate AmBev with another company;

▪	Change the corporate objectives of AmBev;

▪	Split AmBev, if the new entities resulting from the split have different principal corporate purposes, a lower minimum mandatory dividend or participate in a centralized group of companies;

▪	Transform AmBev into another corporate type;

▪	Transform AmBev into a wholly owned subsidiary of another company; or

▪	Approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

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

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Itaú Corretora de Valores S.A. currently maintains AmBev’s share ownership records.

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

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares elected to be put into the system will be deposited in custody with the stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange). The fact that these shares are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares, such as the holders of AmBev’s common shares, must publicly disclose their shareholder ownership, as well as disclose any 5% increase or decrease.

Other Significant Provisions of Brazilian Corporate Law

Brazilian Corporate Law also requires the following:

▪	Upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

▪	If provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

▪
Delisting of a public company is subject to an administrative proceeding before the CVM, having as a condition the conduction of a tender offer by the controlling shareholder or the corporation itself for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at a fair price, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

▪
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

▪
Upon the occurrence of a tender offer aiming at delisting the Company or through which our controlling shareholders acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

▪
Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board. All of AmBev’s directors have been appointed by the controlling shareholders;

▪
Our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Conselho Fiscal, the members of our Board of Directors and Conselho Fiscal and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the BM&FBOVESPA; and

▪
The chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The AmBev Shareholders’ Agreement has been duly filed with us.

B.	Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form AmBev, including the amendments inserted in connection with the transaction between, among others, AmBev and the then called InBev, and the other amendments is discussed in “Major Shareholders and Related Party Transactions—Major Shareholders—AmBev Shareholders’ Agreement.”

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions and agreements related thereto in “Information on the Company—The InBev-AmBev Transactions” and “Information on the Company—Acquisition of Quinsa and Argentinean Antitrust Approval”. In addition, we are a party to the following material acquisitions, dispositions and joint ventures:

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

In June 2006, our Board of Directors approved a public offering of unsecured non-convertible debentures denominated in Reais in the Brazilian market of up to R$2,600.0 million. The issuance was registered with the CVM and its final amount was approximately R$2,065.0 million. Proceeds of such issuance, which was closed in August 2006, were used to finance the purchase of shares in Quinsa. See “History and Development of the Company—Acquisition of Quinsa and Argentinean Antitrust Approval” and “Capital Investment Program”.

On July 24, 2007, our 100% owned finance subsidiary, AmBev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by AmBev. The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by AmBev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

License Agreements

We have a number of important license agreements, including a cross-license agreement with A-B InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin America, and allows A-B InBev to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and A-B InBev and according to which we may distribute Stella Artois branded beer in Canada and Argentina. Additionally, AmBev’s subsidiary in Canada, Labatt, and A-B have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Quinsa’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with A-B to distribute Budweiser in Paraguay. See “Information on the Company—Licenses”. See also, for the AmBev-A-B InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

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

Income Tax

Taxation of Dividends. Dividends paid by AmBev to The Bank of New York in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding income tax.

Taxation of Gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred or common shares, to a Brazilian resident or to a non-resident in Brazil, are subject to Brazilian withholding income tax. In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law in different situations, in which case the applicable rate would be 25%.

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our preferred shares, preferred ADSs, common shares, or common ADSs is registered under Resolution No. 2,689 or under Law No. 4,131. In the case of gains arising from an investment registered under Resolution No. 2,689, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%. In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions (“black-list”)2. Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification, to date, an updated “black-list” of tax-haven jurisdictions has still not been issued. It is possible that, when and if the Brazilian tax authorities eventually issue a new “black-list”, the definition of a tax-haven jurisdiction is illegally broadened to all types of transactions carried out in Brazil, without considering the different criteria that should apply to each of these particular transaction types.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains. However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The withdrawal of preferred or common ADSs in exchange for preferred or common shares is not subject to Brazilian income tax. The deposit of AmBev’s preferred or common shares in connection with the issuance of preferred or common ADSs is not subject to Brazilian tax, provided that the preferred or common shares are registered under the Resolution No. 2,689 and the investor is not located in a tax-haven jurisdiction, considering the definition described above, that should apply to this situation. There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under the Resolution No. 2,689 and with the CVM and other conditions are fulfilled). Upon receipt of the underlying preferred or common shares, a Non-Brazilian Holder who qualifies under the Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred or common shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such preferred or common shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 2,689), or (b) such a sale is made under the Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt. If the Non-Brazilian Holder is located in a tax-haven jurisdiction (considering the definition for each type of investment), this Non-Brazilian Holder will be subject to the same general taxation rules applicable to Brazilian residents. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

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

Distributions of interest on shareholders’ equity in respect of the preferred or common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction. In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents. Notwithstanding this statutory definition, to date, the Brazilian tax authorities have not enacted an updated “black-list” of the countries and locations considered tax-haven jurisdictions.

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on AmBev’s profits, as long as the payment of a distribution of interest is approved in a general meeting of shareholders of AmBev. The amount of such deduction cannot exceed the greater of:

▪
50% of net income (after social contribution on net profits, and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

▪	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors of AmBev. No assurance can be given that the Board of Directors of AmBev will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which may be levied by some states of Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

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

(i)
inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares or preferred shares by investors which register their investment under Resolution No. 2,689, 2%;

(ii)	outflow related to the return of the investment mentioned under item (i) above, zero; and

(iii)	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under item (i) above, zero.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving common or preferred shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. IOF/Bonds may also be levied on transactions involving common or preferred ADSs if they are considered assets located in Brazil by the tax authorities. As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The IOF/Bonds levies at a rate of 1.5% on the transfer (“cessão”) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. This rate of 1.5% is applied to the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for such shares on the date prior to the date of the transfer. If no closing price is available on that date, the last available closing price will be adopted.  The rate of this tax with respect to other transactions related to common or preferred shares and common or preferred ADSs (if applicable) is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only on a prospective basis.

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

Temporary Contribution on Financial Transaction (CPMF). Until December 31, 2007, any transaction carried out by a holder of securities in Brazil that resulted in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution could be subject to the CPMF, at the rate of 0.38%. From January 1, 2008 onwards, the CPMF has ceased to exist.

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

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

▪	Insurance companies;

▪	Tax-exempt organizations;

▪	Dealers in securities or currencies;

▪	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

▪	Banks, mutual funds or other financial institutions;

▪	Partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

▪	U.S. holders (as defined below) whose functional currency for tax purposes is not the United States dollar;

▪	United States expatriates;

▪	An S corporation or small business investment company;

▪	Real estate investment trusts;

▪	Investors in a pass-through entity;

▪	Holders of preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

▪
Holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

▪	Holders who acquired their preferred shares, preferred ADSs, common shares or common ADSs as compensation.

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

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. federal income tax purposes:

▪	A citizen or resident of the United States;

▪	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

▪	An estate the income of which is subject to U.S. federal income tax regardless of its source; or

▪
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

F.	Where You Can Find More Information

AmBev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

▪	Annual reports;

▪	Certain other reports that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

▪	Other information.

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

These instruments are accounted for based on their characteristics. See Note 28 to our consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings. The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty. We do not anticipate a credit loss from counterparty non-performance. Our short-term investments consist mainly of fixed-term obligations and government securities.

Enterprise Risk Management (ERM)

We have implemented a management strategy to promote enterprise-wide risk management (ERM), through an integrated framework that considers the impact on our business of not only market risks but also of compliance, strategic and operational risks. We believe that such integrated framework, which accounts for different kinds of business risks, enables us to improve management’s ability to evaluate risks associated with our business.

The risk management department is responsible for review and follow up with management the risk factors and related mitigating initiatives consistent with our corporate strategy.

Commodity Risk

We use a large volume of agricultural goods to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs. See “Information on the Company—AmBev Business Overview—Sources and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. AmBev also purchases substantial quantities of aluminum cans.

We produce approximately 80% of our consolidated malt needs. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Information on the Company—AmBev Business Overview—Sources and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2009, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2009. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

Derivatives Instruments (1)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(R$ million, except price per ton)
Sugar Derivatives
Notional Amount	105.5	34.7					140.2	49.1
Average Price (R$/ton)	919.1	808.2					863,6
Wheat Derivatives
Notional Amount	51.1						51.1	1.1
Average Price (R$/ton)	348.8						348.8
Aluminum Derivatives
Notional Amount	359.7	114.9					474.6	106.3
Average Price (R$/ton)	3,959.3	4,047.3					4,003.3
Heating Oil Derivatives
Notional Amount	5.8						5.8	0.4
Average Price (R$/gallon)	3.7						3.7
Crude Oil Derivatives
Notional Amount	4.4						4.4	0.5
Average Price (R$/barrel)	142.9						142.9
Corn Derivatives
Notional Amount	16.2						16.2	3.7
Average Price (R$/ton)	323.3						323.3

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2009. The contract terms of these instruments have been categorized by expected maturity dates:

AmBev Profile as of December 31, 2009
Debt Instruments	2010	2011	2012	2013	2014	Thereafter	Total
U.S Dollar Denominated Debt Fixed Rate
Notional Amount		(998.3)		(939.8)			(1,938.2)
Average Pay Rate		10.50%		8.75%			9.65%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(12.8)	(7.1)	(6.4)	(6.4)	(3.7)		(36.4)
UMBNDES + Average Pay Rate	5.18%	5.18%	5.18%	5.18%	5.18%		5.18%
International Debt
Reais Denominated Debt Fixed Rate		(714)	(474)				(1,188)
Average Pay Rate		15.88%	12.13%				14.38%
International Debt
CAN Denominated Debt Float Rate – BA			(709.7)				(709.7)
BA + Average Pay Rate			0.35%				1.64%
International Debt
CAN Denominated Debt Fixed Rate		(156.7)					(156.7)
Average Pay Rate		7.50%					7.50%
International Debt
Other Latin America Currency Fixed Rate	(363.3)	(12.3)	(6.0)	(0.1)	(0.1)		(381.8)
Average Pay Rate	11.81%	10.72%	8.59%	20.50%	20.50%		11.73%
International Debt
USD Denominated Debt Fixed Rate	(73.2)	(68.1)	(52.7)			(206.8)	(400.8)
Average Pay Rate	7.21%	7.23%	7.32%			5.89%	6.55%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(152.3)	(121.3)	(110.8)	(103.7)	(55.4)	(3.4)	(547.0)
TJLP + Average Pay Rate	3.24%	3.24%	3.24%	3.24%	3.24%	3.24%	3.24%
Reais Debt - ICMS Fixed Rate
Notional Amount	(14.3)	(25.1)	(25.1)	(19.2)	(19.8)	(98.6)	(202.0)
Average Pay Rate	2.58%	2.58%	2.58%	2.58%	2.58%	2.58%	2.58%
Reais Debt - Debentures Floating Rate – CDI
Notional Amount			(1,247.1)				(1,247.1)
Average Pay Rate % CDI			102.50%				102.50%
Reais Debt - Fixed Rate
Notional Amount	(85.0)					(268.3)	(353.3)
Average Pay Rate	10.09%					9.50%	9.64%
Reais Debt - Indust. Loan Debts Float. Rate – TR
Notional Amount	(100.0)						(100.0)
TR + Average Pay Rate	9.82%						9.82%
Total Debt	(801.1)	(2,103.3)	(2,631.6)	(1,069.2)	(79.0)	(577.1)	(7,261.2)

Cash Instruments	2010	2011	2012	2013	2014	Thereafter	Total

USD Denominated Cash and cash equivalents
Notional Amount	810.2						810.2
Average Interest Rate	0.15%						0.15%
BRL Denominated Cash and cash equivalents
Notional Amount	2,584.1						2,584.1
Average Interest Rate	8.36%						8.36%
CAD Denominated Cash and cash equivalents
Notional Amount	196.4						196.4
Average Interest Rate	0.43%						0.43%
Other Latin American Currency investments
Notional Amount	452.2						452.2

Total	4,042.9						4,042.9

Derivatives Instruments (1)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Amount	168.0	-202.0	0.4		4.4		-29.2	-0.1
Average Interest Rate	8.37%	8.79%	9.02%		8.30%		8.62%
BM&F DI Futures
Notional Amount	-210.0	80.0	-2.5			-112.5	-245.0	0.5
Average Interest Rate	8.82%	10.78%	11.87%			13.10%	11.14%
USD x R$ CCIRS(2)
Notional Amount		1,252.4		1,091.2			2,343.6	-347.6
Average Interest Rate		8.99%		8.46%			8.73%
FIXED x BA CCIRS(2)
Notional Amount	538.9	165.8					704.7	19.7
Average Interest Rate	4.22%	4.45%					4.27%
BA x FIXED CCIRS(2)
Notional Amount	-538.9	-279.2	-165.8				-983.9	-6.6
Average Interest Rate	0.16%	2.83%	1.01%				1.06%
FIXED x CDI IRS(3)
Notional Amount						300.0	300.0	19.1
Average Interest Rate						13.24%	13.24%

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2)	Cross Currency Interest Rate Swap

(3)	Interest Rate Swap

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2009	2008	2007
1st Quarter	6.25	6.25	6.50
2nd Quarter	6.25	6.25	6.50
3rd Quarter	6.00	6.25	6.25
4th Quarter	6.00	6.25	6.25

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003 until December 31, 2008, the Real appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The Real depreciated against the U.S. dollar by 31.9% during 2008 and appreciated 25.5% in 2009. December 31, 2009, the commercial market rate for purchasing US dollars was R$1,741 per US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2009 included debt of R$4,789.7 million.

Current Exposure

As of December 31, 2009, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2009. The contract terms of these instruments have been categorized by expected maturity dates.

Derivatives Instruments (1)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Amount	168.0	-202.0	0.4		4.4		-29.2	-0.1
Average Interest Rate	8.37%	8.79%	9.02%		8.30%		8.62%
BM&F Dollar Future
Notional Amount	-371.3						-371.3	0.0
Average Interest Rate	8.40%						8.40%
Dollar Call Option
Notional Amount	563.3	144.3					707.5	38.3
Average Interest Rate	8.12%	8.67%					8.23%
USD x R$ CCIRS
Notional Amount		1,252.4		1,091.2			2,343.6	-347.6
Average Interest Rate		8.99%		8.46%			8.73%
NDF Euro x BRL
Notional Amount	48.5						48.5	-1.7
Average Interest Rate	2.50						2.50
NDF USD x BRL
Notional Amount	-65.5						-65.5	2.3
Average Interest Rate	1.75						1.75
NDF CAD x BRL
Notional Amount		600.8	429.8				1,030.5	460.2
Average Unit Price		1.86	1.95
FDF CAD x USD
Notional Amount	245.9	10.9					256.7	-20.5
Average Unit Price	1.05	1.05					1.05
FDF CAD x EUR
Notional Amount	77.9						77.9	-4.9
Average Unit Price	1.51						1.51
FDF CAD x GBP
Notional Amount	37.3						37.3	0.2
Average Unit Price	1.70						1.70
NDF ARS x USD
Notional Amount	389.6	95.4	156.7				641.7	14.3
Average Unit Price	4.00	4.41	5.15				4.34
NDF CLP x USD
Notional Amount	32.0						32.0	-5.0
Average Unit Price	505.38						505.38
NDF UYU x USD
Notional Amount	32.6						32.6	-8.6
Average Unit Price	21.09						21.09
NDF BOB x USD
Notional Amount	86.6						86.6	-1.3
Average Unit Price	7.12						7.12
NDF PY x USD
Notional Amount	15.3						15.3	-2.7
Average Unit Price	4,571.03						4,571.03
NDF PEN x USD
Notional Amount	7.5						7.5	-2.0
Average Unit Price	2.90						2.90
FDF PEN x USD
Notional Amount	74.9						74.9	-2.1
Average Unit Price	2.90						2.90
BRL x YEN CCIRS
Notional Amount								-3.4
Average Interest Rate

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants and Rights

Not Applicable.

Other Securities

Not Applicable.

American Depositary Shares

The Bank of New York is the depositary of AmBev shares in accordance with Common Deposit Agreement, dated July 17, 2000, as amended and restated in October 23, 2000 and August 2, 2007, entered into with AmBev, The Bank of New York, as depositary, and all owners from time to time of ADSs issued by AmBev (“Depositary Agreement”). A copy of this Depositary Agreement is filed as an exhibit to this Form 20−F.

 The depositary, The Bank of New York, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Pursuant to the Depositary Agreement, holders of our ADSs may have to pay to The Bank of New York, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Associated Fee	Depositary Action
$5.00 or less per 100 ADSs (or portion thereof)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

• Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the Deposit Agreement.

$.02 or less per ADS A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs
• Any cash distribution to ADS registered holders made pursuant to the Deposit Agreement.

• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As applicable

Registration and transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

A fee equivalent to the fee that would be payable for execution and delivery of ADSs as a result of the deposit of such securities, but which securities are instead distributed	• Issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Subject to certain terms and conditions, the Bank of New York has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The Bank of New York has made payments in the amount of $1.4 million on behalf of AmBev during 2009, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

The effectiveness of our internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

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

Report of Independent Registered Public Accounting Firm

To
The Board of Directors and Shareholders
Companhia de Bebidas das Américas – AmBev
São Paulo – SP, Brazil

We have audited Companhia de Bebidas das Américas – AmBev and its subsidiaries’ (the Company’s) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Companhia de Bebidas das Américas – AmBev’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Companhia de Bebidas das Américas – AmBev and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income and expenses, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated April 12, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil
April 12, 2010

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

KPMG Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2009 and 2008. The chart below sets forth the total amount billed to us by KPMG Auditores Independentes, for services performed in the years 2009 and 2008, and breaks down these amounts by category of service:

	2009	2008
	(R$ thousands)	(R$ thousands)
Audit Fees	5,777.9	5,618.9
Audit-Related Fees	179.2	701.3
Tax Fees	34.5	46.9
All Other Fees	7.1	144.0
Total	5,998.8	6,511.1

Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2009 and 2008 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2009 and 2008 were related to tax compliance services.

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

Preferred Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	1,382,677	120.63	Not Specified	Not Specified
February-08	40,844	135.79	Not Specified	Not Specified
March-08	1,952,815	137.78	Not Specified	Not Specified
April-08	8,041	135.83	Not Specified	Not Specified
May-08	656,218	125.32	Not Specified	Not Specified
June-08	3,590	110.83	Not Specified	Not Specified
July-08	209	100.85	Not Specified	Not Specified
August-08	84,840	98.93	Not Specified	Not Specified
September-08	34,097	101.66	Not Specified	Not Specified
October-08	9,332	91.77	Not Specified	Not Specified
November-08	22,482	104.61	Not Specified	Not Specified
December-08	13,708	52.11	Not Specified	Not Specified
January-09	8,795	43.68	Not Specified	Not Specified
February-09	92,557	27.18	Not Specified	Not Specified
March-09	18,750	48.59	Not Specified	Not Specified
April-09	0	0	Not Specified	Not Specified
May-09	6,411	127,48	Not Specified	Not Specified
June-09	20,297	63,72	Not Specified	Not Specified
July-09	0	0.00	Not Specified	Not Specified
August-09	600	136.11	Not Specified	Not Specified
September-09	2,092	49.74	Not Specified	Not Specified
October-09	25,000	50.35	Not Specified	Not Specified
November-09	400	172.95	Not Specified	Not Specified
December-09	32,501	169.07	Not Specified	Not Specified
January-10	0	0.00	Not Specified	Not Specified
February-10	0	0.00	Not Specified	Not Specified
March-10	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Common Shares Repurchases
Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	185,764	110.21	Not Specified	Not Specified
February-08	31,979	131.91	Not Specified	Not Specified
March-08	386,836	125.38	Not Specified	Not Specified
April-08	368	119.81	Not Specified	Not Specified
May-08	62,736	109.87	Not Specified	Not Specified
June-08	1,193	100.26	Not Specified	Not Specified
July-08	950	84.88	Not Specified	Not Specified
August-08	17,085	86.20	Not Specified	Not Specified
September-08	13,009	87.62	Not Specified	Not Specified
October-08	219	91.15	Not Specified	Not Specified
November-08	6,680	85.44	Not Specified	Not Specified
December-08	2,741	65.16	Not Specified	Not Specified
January-09	1,620	56.34	Not Specified	Not Specified
February-09	18,511	33.97	Not Specified	Not Specified
March-09	3,750	60.74	Not Specified	Not Specified
April-09	0	0.00	Not Specified	Not Specified
May-09	181	102.51	Not Specified	Not Specified
June-09	4,059	61.20	Not Specified	Not Specified
July-09	0	0.00	Not Specified	Not Specified
August-09	175	114.02	Not Specified	Not Specified
September-09	578	79.47	Not Specified	Not Specified
October-09	5,000	62.94	Not Specified	Not Specified
November-09	0	0.00	Not Specified	Not Specified
December-09	6,500	141.96	Not Specified	Not Specified
January-10	0	0.00	Not Specified	Not Specified
February-10	0	0.00	Not Specified	Not Specified
March-10	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

The publicly announced programs referenced in the above tables are the following:

Approval Date	Period	Common or Preferred	Maximum number of Preferred shares	Maximum Number of Common shares	Maximum amount (R$ thousand)
November-05	365 days	Preferred	19,755,889	—	500,000
February-06	180 days	Common and Preferred	9,839,872	3,781,217	500,000
August-06	360 days	Common and Preferred	6,697,250	3,703,971	1,000,000
November-06	360 days	Common and Preferred	13,168,972	3,250,073	1,000,000
February-07	360 days	Common and Preferred	Not specified	Not specified	1,000,000
May-07	360 days	Common and Preferred	Not specified	Not specified	1,000,000
August-07	360 days	Common and Preferred	Not specified	Not specified	500,000
December-07	360 days	Common and Preferred	Not specified	Not specified	500,000
March-08	360 days	Common and Preferred	Not specified	Not specified	750,000

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 31, 2009, we dismissed our former auditor, KPMG Auditores Independentes (“KPMG”), effective as of January 2010. Our new auditor is PricewaterhouseCoopers Auditores Independentes. KPMG was hired for a period of three years and served as our independent auditor for the fiscal years ended December 31, 2009, 2008 and 2007.

KPMG’s report on our financial statements for each of the past three years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Our decision to dismiss our former auditor was approved by our board of directors. Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit reports for such years.

We requested that KPMG furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as an exhibit to this Form 20−F.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in Item 6C, “Differences Between the United States and the Brazilian Corporate Governance Practices”.

ITEM 17.	FINANCIAL STATEMENTS

COMPANHIA DE BEBIDAS DAS AMÉRICAS -

AMBEV

Consolidated Financial Statements

December 31, 2009, 2008 and 2007
(With Independent Auditors’ Report Thereon)

To
The Board of Directors and Shareholders
Companhia de Bebidas das Américas – AmBev
São Paulo – SP, Brazil

We have audited the accompanying consolidated balance sheets of Companhia de Bebidas das Américas - AmBev and its subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income and expenses, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations, their consolidated comprehensive income and expenses, changes in their consolidated equity and their consolidated cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia de Bebidas das Américas – AmBev’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes
São Paulo, Brazil

April 12, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements:

Years ended December 31, 2009, 2008 and 2007

	Note	2009	2008	2007
(Expressed in millions of Brazilian reais)
Net sales		23,194.0	20,713.2	19,579.5
Cost of sales		(7,731.9)	(7,217.7)	(6,599.2)

Gross profit		15,462.1	13,495.5	12,980.4
Sales and marketing expenses		(5,542.0)	(4,956.3)	(4,609.1)
Administrative expenses		(1,478.1)	(1,037.0)	(1,012.9)
Other operating income/(expenses)	6	539.3	383.5	306.8
Special items	7	196.6	(59.2)	72.5

Income from operations		9,177.9	7,826.5	7,737.8
Finance cost	10	(1,348.5)	(1,447.6)	(1,399.3)
Finance income	10	366.4	256.8	236.3

Net finance cost	10	(982.1)	(1,190.8)	(1,163.1)
Share of results of associates		0.7	2.3	4.2

Income before income tax		8,196.5	6,638.0	6,578.9
Income tax expense	11	(2,208.1)	(1,447.2)	(1,510.1)

Net income		5,988.4	5,190.9	5,068.8

Attributable to:
Equity holders of AmBev		5,986.1	5,119.1	5,003.4
Minority interest		2.3	71.8	65.4
Basic earnings per share – preferred	22	10.25	8.79	8.44
Basic earnings per share – common	22	9.32	7.99	7.68
Diluted earnings per share– preferred	22	10.23	8.78	8.43
Diluted earnings per share– common	22	9.30	7.98	7.66

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income and expenses:

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
(Expressed in millions of Brazilian reais)
Net income for the year	5,988.4	5,190.9	5,068.8
Exchange differences on translation of foreign operations (gains/ (losses))	(1,567.0)	1,192.9	(511.2)
Actuarial gains and (losses)	(82.6)	(26.8)	(46.4)
Cash flow hedges - gains / (losses)
Recognized in equity	(75.5)	12.5	187.5
Removed from equity and included in profit or loss	(232.4)	190.7	(157.3)
Removed from equity and included in the initial cost of inventories	-	4.1	(22.6)
Deferred Income Tax variance in equity and other movements	188.1	(140.0)	(1.1)
Net income / (expense) recognized directly in equity	(1,769.4)	1,233.4	(551.0)
Total comprehensive income and expenses	4,219.0	6,424.3	4,517.8
Attributable to:
Equity holders of AmBev	4,235.8	6,359.0	4,458.4
Minority interests	(16.8)	65.3	59.4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets:
As at December 31, 2009 and 2008
(Expressed in millions of Brazilian reais)

	Note	2009	2008
Assets
Non-current assets
Property, plant and equipment	12	6,595.1	7,304.6
Goodwill	13	17,527.5	17,912.4
Intangible assets	14	1,932.6	2,492.9
Investments in associates		24.3	30.5
Investment securities	15	246.9	317.4
Deferred tax assets	16	1,368.5	1,817.8
Employee benefits	24	13.7	19.9
Trade and other receivables	18	2,089.3	2,624.2
		29,797.9	32,519.6
Current assets
Investment securities	15	73.3	0.1
Inventories	17	1,488.1	2,018.1
Taxes receivable		986.2	479.7
Trade and other receivables	18	3,652.5	3,428.7
Cash and cash equivalents	19	4,042.9	3,298.9
Assets held for sale	20	60.2	67.9
		10,303.1	9,293.4

Total assets		40,101.0	41,813.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets (continued):
As at December 31, 2009 and 2008
(Expressed in millions of Brazilian reais)

	Note	2009	2008
Equity and liabilities
Equity
Issued capital		6,832.1	6,602.0
Reserves		(1,365.6)	321.5
Retained earnings		16,550.9	13,864.0
Equity attributable to equity holders of AmBev		22,017.4	20,787.5
Minority interests		278.7	224.1
		278.7	224.1
Non-current liabilities
Interest-bearing loans and borrowings	23	6,460.2	7,069.6
Employee benefits	24	767.9	784.3
Deferred tax liabilities	16	502.2	821.2
Trade and other payables	27	663.6	626.4
Provisions	26	919.3	962.9
		9,313.2	10,264.3
Current liabilities
Bank overdrafts	19	18.6	18.8
Interest-bearing loans and borrowings	23	801.1	3,588.2
Income tax and social contribution		1,295.9	680.8
Trade and other payables	27	6,279.9	6,147.5
Provisions	26	96.2	101.8
		8,491.7	10,537.1
Total equity and liabilities		40,101.0	41,813.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity:

The table below presents the changes in the consolidated shareholders’ equity for the years ended December  31, 2009, 2008 and 2007:

(Expressed in millions of Brazilian reais)	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per December 31,2008	6,602.0	(109.3)	151.7	687.2	105.4	(529.6)	(93.2)	13,973.3	20,787.5	224.1	21,011.6
Result of the year	-	-	-	-	-	-	-	5,986.1	5,986.1	2.3	5,988.4
Comprehensive income and expenses
Currency translation reserve	-	-	-	(1,544.2)	-	-	-	-	(1,544.2)	(22.8)	(1,567.0)
Cash flow hedge – gains / (losses)	-	-	-	-	(119.3)	-	-	-	(119.3)	(0.5)	(119.8)
Actuarial gains and (losses)	-	-	-	-	-	(86.8)	-	-	(86.8)	4.2	(82.6)
Total comprehensive income and expenses	-	-	-	(1,544.2)	(119.3)	(86.8)	-	5,986.1	4,235.8	(16.8)	4,219.0
Shares issued	230.1	-	-	-	-	-	-	(145.1)	85.0	-	85.0
Capital increase in subsidiary	-	-	-	-	-	-	-	-	-	77.5	77.5
Dividends	-	-	-	-	-	-	-	(3,301.7)	(3,301.7)	(58.6)	(3,360.3)
Share-based payments	-	-	82.4	-	-	-	-	-	82.4	-	82.4
Treasury shares	-	61.5	-	-	-	-	(19.1)	-	42.5	-	42.5
Monetary restatement gains/losses	-	-	-	-	-	-	-	64.2	64.2	61.8	126.0
Other	-	-	-	-	-	-	-	21.7	21.7	(9.3)	12.4
As per December 31,2009	6,832.1	(47.7)	234.1	(857.0)	(13.9)	(616.4)	(112.3)	16,598.5	22,017.5	278.7	22,296.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity (continued):

(Expressed in millions of Brazilian reais)	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per December 31,2007	6,105.2	(1,158.9)	118.4	(508.2)	38.3	(507.0)	(86.1)	14,118.3	18,120.0	506.7	18,626.7
Result of the year	-	-	-	-	-	-	-	5,119.1	5,119.1	71.8	5,190.9
Comprehensive income and expenses
Currency translation reserve	-	-	-	1,195.4	-	-	-	-	1,195.4	(2.5)	1,192.9
Cash flow hedge – gains / (losses)	-	-	-	-	67.1	-	-	-	67.1	0.2	67.3
Actuarial gains and (losses)	-	-	-	-	-	(22.6)	-	-	(22.6)	(4.2)	(26.8)
Total comprehensive income and expenses	-	-	-	1,195.4	67.1	(22.6)	-	5,119.1	6,359.0	65.3	6,424.3
Shares issued	496.8	-	-	-	-	-	-	(441.1)	55.7	-	55.7
Dividends	-	-	-	-	-	-	-	(3,187.5)	(3,187.5)	-	(3,187.5)
Share-based payments	-	-	44.0	-	-	-	-	-	44.0	(1.1)	42.9
Treasury shares	-	1,049.6	(10.7)	-	-	-	(7.1)	(1,641.9)	(610.0)	-	(610.0)
Purchase of minority interests	-	-	-	-	-	-	-	-	-	(357.4)	(357.4)
Other	-	-	-	-	-	-	-	6.3	6.3	10.6	16.9
As per December 31,2008	6,602.0	(109.3)	151.7	687.2	105.4	(529.6)	(93.2)	13,973.3	20,787.5	224.1	21,011.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity (continued):

(Expressed in millions of Brazilian reais)	Attributable to equity holders of AmBev
	Capital Stock	Treasury shares	Share- based payments	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Results on treasury shares	Retained earnings	Total	Minority interest	Total Equity
As per January 1, 2007	5,716,1	(940,8)	92.5	-	32.7	(464.6)	(67,0)	14,034.2	18,403.1	567.9	18,971.0
Result of the year	-	-	-	-	-	-	-	5,003.4	5,003.4	65.4	5,068.8
Comprehensive income and expenses	-	-	-	-	-	-	-	-	-	-	-
Currency translation reserve	-	-	-	(508.2)	-	-	-	-	(508.2)	(3.0)	(511.2)
Cash flow hedge – gains / (losses)	-	-	-	-	5.6	-	-	-	5.6	1.0	6.6
Actuarial gains and (losses)	-	-	-	-	-	(42.4)	-	-	(42.4)	(4.0)	(46.4)
Total comprehensive income and expenses	-	-	-	(508.2)	5.6	(42.4)	-	5,003.4	4.458.4	59.4	4.517.8
Shares issued	389.1	-	-	-	-	-	-	(260.8)	128.3	-	128.3
Dividends	-	-	-	-	-	-	-	(1,925.9)	(1,925.9)	-	(1,925.9)
Share-based payments	-	-	31.2	-	-	-	-	-	31.2	1.2	32.3
Treasury shares	-	(218.1)	(5.3)	-	-	-	(19.1)	(2,762/2)	(3,004.7)	-	(3.004.7)
Other	-	-	-	-	-	-	-	29.5	29.5	(121.7)	(92,2)
As per December 31,2007	6,105.2	(1,158.9)	118.4	(508.2)	38.3	(507.0)	(86.1)	14,118.3	18,120.0	506,7	18.626,7

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statements:
Years ended December 31, 2009, 2008 and 2007
(Expressed in millions of Brazilian reais)

	2009	2008	2007
Net income	5,988.4	5,190.9	5,068.8
Depreciation, amortization and impairment	1,376.5	1,290.7	1,084.9
Impairment losses on receivables and inventories	74.7	56.0	37.2
Additions/(reversals) in provisions and employee benefits	119.9	190.8	111.0
Net financing cost	982.1	1,190.8	1,163.1
Other non-cash items included in the net income	(30.1)	7.8	46.9
Loss/(gain) on sale of property, plant and equipment and intangible assets	(27.5)	(20.0)	(3.1)
Loss/(gain) on assets held for sale	(2.3)	(26.6)	0.8
Equity-settled share-based payment expense	134.7	57.8	38.7
Income tax expense	2,208.1	1,447.2	1,510.1
Share of result of associates	(0.7)	(2.3)	(4.2)
Cash flow from operating activities before changes in working capital and use of provisions	10,823.8	9,383.1	9,054.1
Decrease/(increase) in trade and other receivables	(398.6)	(202.5)	(144.9)
Decrease/(increase) in inventories	190.4	(395.3)	20.1
Increase/(decrease) in trade and other payables	(98.8)	710.9	200.6
Cash generated from operations	10,516.8	9,496.2	9,129.9
Interest paid	(1,165.0)	(976.9)	(1,389.6)
Interest received	158.6	92.6	76.6
Income tax paid	(813.3)	(1,579.3)	(608.0)
Cash flow from operating activities	8,697.1	7,032.6	7,209.0
Proceeds from sale of property, plant and equipment	88.5	53.9	193.3
Proceeds from sale of intangible assets	-	18.1	8.7
Repayments of loans granted	1.5	0.7	13.9
Acquisition of subsidiaries, net of cash acquired	(44.5)	-	(432.7)
Purchase of minority interests	(88.9)	(691.9)	1.2
Acquisition of property, plant and equipment	(1,306.2)	(1,782.0)	(1,497.4)
Acquisition of intangible assets	(132.6)	(175.3)	(88.0)
Net proceeds/(acquisition) of debt securities	(79.6)	231.4	(352.0)
Net proceeds/(acquisition) of other assets	10.0	131.0	6.2
Cash flow from investing activities	(1,551.8)	(2,214.1)	(2,146.8)
Proceeds from the issue of Shares capital	85.0	55.7	128.3
Proceeds from borrowings	1,291.6	6,502.8	8,486.3
Proceeds/repurchase of treasury shares	34.5	(600.6)	(2,992.0)
Repayment of borrowings	(3,779.7)	(6,545.4)	(7,689.7)
Cash net finance costs other than interests	7.8	(605.7)	(120.9)
Payment of finance lease liabilities	(7.7)	(10.8)	(4.7)
Dividends paid	(3,560.5)	(2,801.8)	(2,053.8)
Cash flow from financing activities	(5,929.0)	(4,005.8)	(4,246.5)
Net increase/(decrease) in cash and cash equivalents	1,216.3	812.7	815.7
Cash and cash equivalents less bank overdrafts at beginning of year	3,280.0	2,240.9	1,488.3
Effect of exchange rate fluctuations	(472.0)	226.5	(63.1)
Cash and cash equivalents less bank overdrafts at end of year	4,024.3	3,280.0	2,240.9

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements:

1.	Corporate information	F-12
2.	Statement of compliance	F-13
3.	Summary of significant accounting policies	F-13
4.	Segment reporting	F-26
5.	Acquisition and disposals of subsidiaries	F-34
6.	Other operating income/(expenses)	F-35
7.	Special items	F-35
8.	Payroll and related benefits	F-36
9.	Additional information on operating expenses by nature	F-36
10.	Finance cost and income	F-37
11.	Income taxes and social contribution	F-39
12.	Property, plant and equipment	F-41
13.	Goodwill	F-42
14.	Intangible assets	F-44
15.	Investment securities	F-45
16.	Deferred income tax and social contribution	F-45
17.	Inventories	F-46
18.	Trade and other receivables	F-47
19.	Cash and cash equivalents	F-48
20.	Assets held for sale	F-48
21.	Changes in equity	F-48
22.	Earnings per share	F-51
23.	Interest-bearing loans and borrowings	F-54
24.	Employee benefits	F-55
25.	Share-based payments	F-59
26.	Provisions	F-61
27.	Trade and other payables	F-61
28.	Risks arising from financial instruments	F-62
29.	Operating leases	F-71
30.	Collateral and contractual commitments for the acquisition of property, plant and equipment, advances from customers and other	F-71
31.	Contingencies	F-71
32.	Related parties	F-73
33.	Events after the balance sheet date	F-75
34.	Correction of disclosure of financial statements previously issued	F-75
35.	Group companies	F-76

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade, H2OH!, Propel and Frutzzz.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes Brahma in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BM&F-BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

Main events that took place in 2009:

(i) Purchase of minority interest in AmBev Company SA

On  October 2, 2009, the Company, through its subsidiary Monthiers SA (“Monthiers”), increased its equity participation in AmBev Company SA, from 85.62% to 100%, registering a goodwill equivalent to R$ 33.7 at December 31, 2009. AmBev Company owns 99.99% of the shares issued by its subsidiary Compañía Cervecera AmBev Peru S.A.C.

(ii) Acquisition of minority shares of Compañía Cervecera AmBev Dominicana, C. por A.  (“AmBev Dominicana”)

On August 26, 2009, the Company, through its subsidiary Monthiers S.A., increased its participation in the equity of AmBev Dominicana from 65.8% to 100%, registering a goodwill equivalent to R$ 90.1 at December 31, 2009.

(iii) Goldensand - Comércio e Serviços, Sociedade Unipessoal Lda. (“Goldensand”) – Merger with AmBev.

On April 28, 2009, in order to simplify  AmBev’s structure and to reduce costs  in both  companies, the subsidiary Goldensand was merged  into AmBev. The goodwill amortization recorded by AmBev in its tax books, is being, after the merger, considered deductible for tax purposes pursuant to the legislation in force.

(iv) Distribution of Budweiser beer – Cervejaria Paraguaya (“Cervepar”)

The subsidiary Cervejaria Paraguaya (Cervepar) signed in April 2009 a distribution agreement with Anheuser-Busch International, Inc. to distribute Budweiser beer in Paraguay.

(v) Quilmes – Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia. This transaction amounted to approximately US$ 27.0, equivalent to R$ 47.0 at December 31, 2009 (R$ 44.5 on the transaction date).

(vi) New licensee for the Labatt family beers in the United States

On March 13, 2009, the Company announced that, following the approval by the US Department of Justice, it had concluded the transaction disclosed on February 23, 2009, through which a subsidiary of KPS Capital Partners, LP has become the exclusive and perpetual licensee for Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) for the United States.

The consolidated financial statements were approved by the Board of Directors on March 1, 2010.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). AmBev has not early adopted any international standards that have not became effective in 2009.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements were prepared in accordance with IFRS standards and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”)  that were in force on December 31, 2009.

The consolidated financial statements are presented in millions of Brazilian reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future period if the revision affects both current and future periods.

Judgments made by management in the application of IFRSs that have significant effect on the consolidated financial statements and estimates with a significant risk of material adjustment in the next year are discussed hereafter.

The accounting policies set out below were adopted uniformly in all the periods presented in the consolidated financial statements.

b) Consolidated financial statements

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

Jointly controlled entities are consolidated using the proportionate method of consolidation. The Company consolidates the net assets and the income of the companies Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), in proportion to its participation in these companies.

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

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Reais (“R$”) at foreign exchange rates ruling at the dates the fair value was determined. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to Reais at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions.  The components of shareholders’ equity are translated at historical rates.  Exchange differences arising from the translation of shareholders’ equity to Reais at year-end exchange rates are recognized in equity (translation reserves).

The most important exchange rates that have been used in preparing the financial statements are:

			Closing rate
Currency	Name	Country	December 31, 2009	December 31, 2008	December 31, 2007
CAD	Canadian Dollars	Canada	1.6581	1.9134	1.8046
DOP	Dominican Pesos	Dominican Republic	0.0485	0.0661	0.0533
USD	US Dollars	Ecuador and Luxemburg	1.7412	2.3370	1.7713
GTQ	Guatemala’s Quetzal	Guatemala	0.2102	0.3006	0.2321
PEN	Peruvian Sol	Peru	0.6059	0.7438	0.5909
VEF	Venezuelan Bolivars	Venezuela	0.8159	1.0883	0.8240
ARS	Argentinean Peso	Argentina	0.4586	0.6774	0.5621
BOB	Bolivian	Bolivia	0.2463	0.3306	0.2309
PYG	Paraguayan Guarani	Paraguay	0.0004	0.0005	0.0004
UYU	Uruguayan Peso	Uruguay	0.0887	0.0959	0.0822
CLP	Chilean Peso	Chile	0.0034	0.0037	0.0036

(d) Hyperinflationary economies

In hyperinflationary economies, non-monetary assets and liabilities,  income statement and equity  accounts in local currency are adjusted for inflation using a general price index. These items are adjusted for inflation and used for conversion in Reais (“R$”) at the closing rate. For subsidiaries and associated companies in hyperinflationary countries where the general price index is not established and the method of indexation does not provide reliable results, the balance sheet accounts and income statement accounts are converted into Reais considering it as the functional currency of the transactions. On November 30, 2009, Venezuela's economy has been assessed as hyperinflationary, thus the Company's operations located in this country have been adjusted for inflation using the general price index from Venezuela's Central Bank, for the year ended 2009.

(e) Intangible assets

Market assets from former dealers

The market assets from former dealers are those used to improve the products distribution in a determined area. The market assets from former dealers are recognized at cost, or fair value when acquired through a business combination.

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

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to item (m) below).

(f) Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries, associates and jointly controlled entities.

Acquisitions prior to  January 1, 2005

As part of its transition to IFRSs, the Company elected to restate under IFRS 3 Business Combinations only those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to  January 1, 2005, goodwill represents the amount recognized under the Company’s previous consolidated financial statements accounting framework, Brazilian GAAP (“BRGAAP”).

Acquisitions on or after  January 1, 2005

For acquisitions on or after  January 1,  2005, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired. When the excess is negative (negative goodwill), it is recognized immediately in profit or loss. This procedure is in connection with the IFRS 1 First-time adoption exemptions, used in the implementation of IFRS for the financial statements of December 31, 2008.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated, may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to Reais using the year-end exchange rate, except for the acquisitions prior to January 1, 2005 for which the Company treated them as their assets, in Reais.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Expenditure on internally generated goodwill is expensed as incurred.

(g) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removing the items and restoring the site on which they are located, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

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

Land is not depreciated since it is deemed to have an indefinite life.

(h) Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets are the same as for depreciable assets that are owned.

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

(i) Investments

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

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in equity. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in equity. Impairment charges are recognized in the income statement.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses in the realization of receivables.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and time deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

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

For goodwill, the recoverable amount of the cash generating units to which the goodwill belongs is based on a fair value approach. More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. As regards the level of goodwill impairment testing, AmBev’s approach is to test goodwill at the cash generating unit level, as defined by IAS 36 Impairment of Assets.

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

(n) Share capital

Shares rights

Our preferred shares are non-voting but have priority in the return of capital in the event of liquidation. Our common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as Interest on shareholders’ equity. Preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders.

Repurchase of shares

When AmBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

Dividends

Dividends are recorded in liabilities in the period in which they are declared.

(o) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Expenditures related to the Company’s on-going and future activities are not provided for.

(p) Employee benefits

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

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not  recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

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

(q) Share-based payments

Different share and share option programs allow the Company’s management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

(r) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Interest-bearing loans and borrowings  that have hedge structure are mentioned in Note 28 Risk arising from financial instruments and follow  the accounting policies described in the financial instruments note.

(s) Trade and other payables

Trade and other payables are recognized at amortized cost.

(t) Income tax and social contribution

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

According to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and deductible differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recognized: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable profits will occur.

(u) Income Recognition

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

Government grants

Government grants are initially recognized in the balance sheet as deferred income when there is reasonable assurance that it will be received and that the Company will comply with all the conditions attached to it. Grants that compensate the Company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses related to it are incurred.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the date that the dividend is declared.

(v) Expenses

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

Special items

Special items are either gains or losses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

(w) Derivative financial instruments

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

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date. Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash flow hedge accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).  When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

(x) Segment reporting

Until December 31, 2008, the Company disclosed its information per segment as required by IAS 14 Segment Reporting, replaced by IFRS 8 Operating Segments, which became effective for the year beginning on January 1, 2009.

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8 requires that disclosure of segment information is based on the internal reports regularly reviewed by AmBev’s Chief Operating Decision Makers in order to assess each segment’s performance and to allocate resources to them. Based on IFRS 8, the Company has defined the following operating segments:  (a) the geographical regions Latin America North - LAN (consisting of the operations in Brazil and the countries in the northern portion of Latin America, or HILA-ex - Dominican Republic, Ecuador, Guatemala, Peru and Venezuela), Latin America South – LAS (consisting of the operations of Quinsa and in the countries of the Southern Cone -  Argentina, Paraguay, Uruguay, Chile, Bolivia, with the Holding company in Luxembourg) and Canada (consisting of the operations of Labatt in Canada); and (b) the beer and non-alcoholic beverages businesses.

With the adoption of IFRS 8, there has been no change in the presentation of the segments disclosed in accordance with IAS 14.

(y) Assets held for sale

AmBev classifies assets as held for sale when the residual value of a given asset will be recovered through a sale transaction rather than through continuing use. Immediately after the classification as held for sale, these assets are measured based on the lower of their residual value and their fair value less cost to sell. Any impairment loss is recognized in the income statement, as well as any subsequent gains or losses at their remeasurement.

Non-current assets classified as held for sale are not depreciated or amortized.

(z) Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2009 and have not been applied in preparing these consolidated financial statements. Except for IFRS 3 "Business Combinations", mentioned below, the Company management do not expect significant impacts on the consolidated financial statements related to the new standards and amendments to standards and pronouncements, when these are applied.

IFRS 3 (REVISED) - BUSINESS COMBINATIONS (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to AmBev’s operations in case of new acquisitions:

▪	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.

▪	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.

▪	Transaction costs, other than share and debt issue costs, will be expensed as incurred.

▪	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.

▪
Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Additionally, the revised IFRS 3 excluded from the scope of IFRS 2 Share-based payment the capital increases to create a joint venture and transactions relative to common control.

Revised IFRS 3, which becomes mandatory for AmBev’s 2010 consolidated financial statements, will be applied prospectively and, therefore, there will be no impact on periods prior to AmBev’s 2010 consolidated financial statements.

IFRS 5 (AMENDMENT) - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The amendment specifies the required disclosures of non-current assets (or disposal groups) classified as held for sale or discontinued operations.

It also clarifies that the general requirements of IAS 1 are still applicable, especially those contained in paragraph 15 (for a fair presentation) and paragraph 125 (sources of estimation uncertainty) of  this IAS.

IFRS 8 (AMENDMENT) - DISCLOSURE OF INFORMATION BY OPERATING SEGMENT ASSETS

Small changes in the standard text and in the basis of conclusion in order to clarify that an entity should disclose information about assets by segment only if that information is regularly reported to the director responsible for making operational decisions.

IAS 1 (AMENDMENT) - CLASSIFICATION OF CONVERTIBLE INSTRUMENTS BETWEEN CURRENT AND NON CURRENT

The amended rule clarifies that the probable settlement of an obligation through the issuance of shares do not affect the classification as current or not current. By changing the definition of current liabilities, the amendment permits that an obligation is  classified as non-current (if the entity has an unconditional right to defer settlement by transferring cash or other assets for a minimum period of 12 months after the fiscal year ) despite the fact that the counterparty may require the placement of shares by the entity at any time.

IAS 7 (AMENDMENT) - STATEMENT OF CASH FLOWS

The amended rule establishes the requirement that only expenses that result in an asset in the balance sheet can be classified as investing activities.

IAS 17 (AMENDMENT) - LEASING

The amended rule eliminates specific guidance related to classification of leases of land in order to eliminate the inconsistency with the general guidance on classification of leases.

Consequently, the leases of land should be classified as financial or operational based on the general principles of IAS 17.

IAS 27 (AMENDMENT) – CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS (2008)

The amended standard establishes that the effects of all transactions with interests in subsidiaries are recorded in equity whenever there is a relationship of control. When control is lost, any interest in the subsidiary is revalued at its fair value, and the gain or loss is recognized in income statement.

IAS 36 (AMENDMENT) – IMPAIRMENT OF ASSETS

The standard clarifies that the major cash-generating unit (or group of units) to which goodwill should be allocated for impairment testing is an operating segment as determined in paragraph 5 of IFRS 8 "Operating Segments" (i.e. before the aggregation of elements with similar economic characteristics permitted by paragraph 12 of IFRS 8).

IAS 38 (AMENDMENT) - INTANGIBLE ASSETS

Amendment to paragraphs 36 and 37 in order to clarify the requirements of IFRS 3 (revised) related to accounting for intangible assets acquired in a business combination.

Additionally, it amends paragraphs 40 and 41 to clarify the description of valuation techniques generally used by entities in measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

IAS 39 (AMENDMENTS) - FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT - ELIGIBLE HEDGING OBJECT INSTRUMENTS

The amended rule clarifies that the prepayment options, which exercise price compensates the lender for loss of interest by reducing the economic loss resulting from the reinvestment risk should be considered closely related to the contract of the principal debt.

In addition, changes in the scope exemption in paragraph 2 (g) aim to clarify that: (a) it only applies to future binding contracts between buyer and seller in a business combination to occur at a future date ( b) the term of a term contract shall not exceed a reasonable period of time normally required to obtain any necessary approvals and to complete the transaction, and (c) exemption should not apply to options contracts (whether or not they can be exercised in the short term) whose exercise will result in control of an entity.

Additionally, the amendment provides clarification on when to recognize gains and losses on hedging instruments, such as reclassification adjustments on a cash flow hedge in a expected transaction that results in subsequent recognition of a financial instrument. The amendment clarifies that gains and losses should be reclassified from equity to the income statement in the period in which the expected cash flow hedge affects the income statement.

IFRIC 9 (AMENDMENT) - REASSESSMENT OF EMBEDDED DERIVATIVES AND IAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT: EMBEDDED DERIVATIVES (AMENDMENT)

The standard requires the entities to assess whether an embedded derivative should be separated from the main contract when the entity proceeds with the reclassification of a mixed financial asset not classified in the category of fair value through profit and loss. The evaluation is based on existing conditions: (a) the date on which the entity becomes party of the contract; and (b) the date of the change in the terms of the contract which resulted in significant changes in cash flows that otherwise be required under the contract, whichever occurs later.

IFRIC 9 (AMENDMENT) - REASSESSMENT OF EMBEDDED DERIVATIVES AND IFRS 3 BUSINESS COMBINATIONS

The Council amended the scope paragraph of the IFRIC 9 to clarify that it does not apply to embedded derivatives for contracts acquired in a business combination or combinations of entities or companies using common control or in joint ventures.

IFRIC 16 – HEDGES OF A NET INVESTMENT IN A FOREIGN OPERATION

The IFRIC 16 clarifies that in a hedge of net investments in foreign operations, the qualified hedging instruments may be held by any entity in the group, including the foreign operation itself.

IFRIC 17 – DISTRIBUTIONS OF NON CASH ASSETS TO OWNERS

This interpretation provides guidance on the accounting treatment to be adopted for the distribution of non-monetary assets to shareholders in the form of distribution of reserves or dividends. It is out of the scope of this interpretation the distribution of assets that are controlled by the same parties before and after the distribution (common control transactions). IFRS 5 has also been amended, requiring that assets are classified as held for distribution only when they are available for distribution in their current condition and distribution is highly probable.

IFRIC 18 – TRANSFER OF ASSETS FROM CUSTOMERS

This interpretation provides guidance on how to account for items of property, plant and equipment received from customers or cash received and used in the acquisition or construction of specific assets. This interpretation is only applicable to assets used to connect the client to a network or to provide continuous access to the supply of goods or services.

4. SEGMENT REPORTING

(a) Geographical segments:

	2009
(in millions of Brazilian reais)	LAN	LAS	Canada	Consolidated
Net sales	15,414.2	3,826.5	3,953.3	23,194.0
Cost of sales	(4,900.7)	(1,490.8)	(1,340.4)	(7,731.9)
Gross profit	10,513.5	2,335.7	2,612.9	15,462.1
Sales and marketing expenses	(3,722.2)	(701.2)	(1,118.6)	(5,542.0)
Administrative expenses	(1,133.9)	(153.9)	(190.3)	(1,478.1)
Other operating income/(expenses)	549.5	(14.7)	4.5	539.3
Special items	219.7	(13.5)	(9.6)	196.6
Income from operations	6,426.6	1,452.4	1,298.9	9,177.9
Net financial cost	(711.2)	(186.0)	(84.9)	(982.1)
Share of results of associates	-	-	0.7	0.7
Income before income tax	5,715.4	1,266.4	1,214.7	8,196.5
Income tax expense	(1,380.8)	(371.7)	(455.6)	(2,208.1)
Net income	4,334.6	894.7	759.1	5,988.4

Attributable to:
Equity holders of AmBev	4,411.1	815.8	759.2	5,986.1
Minority interest	(76.7)	79.0	-	2.3

Segment assets	11,763.7	5,398.0	16,348.5	33,510.2
Intersegment elimination	-	-	-	(679.1)
Non-segmented assets	-	-	-	6,590.8
Total assets	-	-	-	40,101.0

Segment liabilities	6,659.5	1,366.0	1,376.9	9,402.4
Intersegment elimination	-	-	-	(679.1)
Non-segmented liabilities	-	-	-	30,698.6
Total liabilities	-	-	-	40,101.0
CAPEX	1,006.1	311.8	121.8	1,439.7
Impairment losses/ (reversals)	100.2	0.7	-	100.9
Depreciation and amortization	772.9	289.6	216.4	1,278.9
Additions to/ (reversals of) provisions	107.4	6.1	3.9	117.5
Full time employees	30,070	7,780	2,937	40,787

	2008
(in millions of Brazilian reais)	LAN	LAS	Canada	Consolidated
Net sales	13,671.9	3,300.4	3,740.9	20,713.2
Cost of sales	(4,602.2)	(1,395.3)	(1,220.2)	(7,217.7)
Gross profit	9,069.7	1,905.1	2,520.7	13,495.5
Sales and marketing expenses	(3,237.7)	(599.1)	(1,119.5)	(4,956.3)
Administrative expenses	(757.7)	(128.2)	(151.1)	(1,037.0)
Other operating income/(expenses)	335.6	24.7	23.2	383.5
Special items	(48.0)	(6.9)	(4.3)	(59.2)
Income from operations	5,361.9	1,195.6	1,269.0	7,826.5
Net financial cost	(1,046.1)	(76.2)	(68.5)	(1,190.8)
Share of results of associates	-	2.0	0.3	2.3
Income before income tax	4,315.8	1,121.4	1,200.8	6,638.0
Income tax expense	(830.1)	(335.4)	(281.6)	(1,447.2)
Net income	3,485.7	786.0	919.2	5,190.9

Attributable to:
Equity holders of AmBev	3,485.7	714.2	919.2	5,119.1
Minority interest	-	71.8	-	71.8

Segment assets	10,627.8	7,687.8	18,288.2	36,603.8
Intersegment elimination	-	-	-	(715.7)
Non-segmented assets	-	-	-	5,924.9
Total assets	-	-	-	41,813.0

Segment liabilities	6,028.1	1,781.4	1,570.0	9,379.5
Intersegment elimination	-	-	-	(715.7)
Non-segmented liabilities	-	-	-	33,149.2
Total liabilities	-	-	-	41,813.0
CAPEX	1,247.5	506.8	204.0	1,958.4
Impairment losses/ (reversals)	96.8	(0.3)	2.0	98.5
Depreciation and amortization	749.4	235.0	205.6	1,190.0
Additions to/ (reversals of) provisions	156.4	10.0	1.7	168.2
Full time employees	28,517	7,554	3,230	39,301

	2007
(in millions of Brazilian reais)	LAN	LAS	Canada	Consolidated
Net sales	13,075.4	2,673.4	3,830.7	19,579.5
Cost of sales	(4,306.3)	(1,132.0)	(1,160.8)	(6,599.2)
Gross profit	8,769.1	1,541.4	2,669.9	12,980.4
Sales and marketing expenses	(2,926.0)	(534.5)	(1,148.6)	(4,609.1)
Administrative expenses	(693.0)	(116.7)	(203.1)	(1,012.9)
Other operating income/(expenses)	323.6	(31.8)	15.0	306.8
Special items	37.1	(3.8)	39.3	72.5
Income from operations	5,510.7	854.6	1,372.4	7,737.8
Net financial cost	(991.7)	(50.5)	(120.9)	(1,163.1)
Share of results of associates	-	3.4	0.8	4.2
Income before income tax	4,519.0	807.5	1,252.3	6,578.9
Income tax expense	(813.1)	(242.9)	(454.1)	(1,510.1)
Net income	3,706.0	564.6	798.3	5,068.8

Attributable to:
Equity holders of AmBev	3,746.9	458.2	798.3	5,003.4
Minority interest	(41.0)	106.4	-	65.4

Segment assets	9,066.0	5,026.3	18,342.5	32,434.9
Intersegment elimination	-	-	-	(408.8)
Non-segmented assets	-	-	-	5,654.4
Total assets	-	-	-	37,680.4

Segment liabilities	5,571.3	988.8	1,658.1	8,218.3
Intersegment elimination	-	-	-	(405.8)
Non-segmented liabilities	-	-	-	29,867.9
Total liabilities	-	-	-	37,680.4
CAPEX	1,062.3	325.7	184.2	1,572.2
Impairment losses/ (reversals)	8.4	-	(33.9)	(25.5)
Depreciation and amortization	696.7	218.2	205.0	1,120.0
Additions to/ (reversals of) provisions	81.0	31.1	3.1	115.1
Full time employees	25,847	7,290	3,168	36,305

(b)           Business segments:

	LAN
	2009			2008			2007
(in millions of Brazilian reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	12,538.6	2,875.6	15,414.2	11,106.6	2,565.3	13,671.9	10,686.3	2,389.1	13,075.4
Cost of sales	(3,702.1)	(1,198.6)	(4,900.7)	(3,473.5)	(1,128.7)	(4,602.1)	(3,153.5)	(1,152.8)	(4,306.3)
Gross profit	8,836.5	1,677.0	10,513.5	7,633.1	1,436.6	9,069.7	7,532.8	1,236.3	8,769.1
Sales and marketing expenses	(3,095.1)	(627.1)	(3,722.2)	(2,686.2)	(551.5)	(3,237.7)	(2,384.3)	(541.7)	(2,926.0)
Administrative expenses	(971.6)	(162.3)	(1,133.9)	(661.2)	(96.5)	(757.7)	(601.6)	(91.4)	(693.0)
Other operating income/(expenses)	415.3	134.2	549.5	248.4	87.2	335.6	256.0	67.5	323.6
Special items	159.6	60.1	219.7	(36.7)	(11.3)	(48.0)	28.2	8.8	37.1
Income from operations	5,344.7	1,081.9	6,426.6	4,497.4	864.5	5,361.9	4,831.1	679.6	5,510.7
Net financial cost	(711.2)	-	(711.2)	(1,046.1)	-	(1,046.1)	(991.7)	-	(991.7)
Share of results of associates	-	-	-	-	-	-	-	-	-

Income before income tax	4,633.5	1,081.9	5,715.4	3,451.3	864.5	4,315.8	3,839.4	679.6	4,519.0

Income tax expense	(1,380.8)	-	(1,380.8)	(830.1)	-	(830.1)	(813.1)	-	(813.1)
Net income	3,252.7	1,081.9	4,334.6	2,621.2	864.5	3,485.7	3,026.4	679.6	3,706.0
Attributable to:
Equity holders of AmBev	3,320.2	1,090.9	4,411.1	2,621.2	864.5	3,485.7	3,052.5	694.4	3,746.9
Minority interest	(67.7)	(9.0)	(76.7)	-	-	-	(26.1)	(14.8)	(41.0)

	Brazil
	2009			2008			2007
(in millions of Brazilian reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	12,064.7	2,567.4	14,632.1	10,759.5	2,299.2	13,058.7	10,283.9	2,110.9	12,394.8
Cost of sales	(3,411.9)	(999.3)	(4,411.2)	(3,224.3)	(956.9)	(4,181.2)	(2,930.6)	(971.7)	(3,902.2)
Gross profit	8,652.8	1,568.0	10,220.8	7,535.2	1,342.3	8,877.5	7,353.4	1,139.2	8,492.6
Sales and marketing expenses	(2,843.5)	(515.8)	(3,359.2)	(2,482.0)	(444.4)	(2,926.4)	(2,198.7)	(424.2)	(2,622.9)
Administrative expenses	(911.0)	(114.3)	(1,025.2)	(613.5)	(71.9)	(685.4)	(561.3)	(65.2)	(626.5)
Other operating income/(expenses)	392.5	131.1	523.6	221.9	87.6	309.5	255.8	69.1	324.9
Special items	166.3	61.8	228.1	(31.8)	(10.7)	(42.5)	30.5	11.0	41.5
Income from operations	5,457.1	1,130.8	6,588.2	4,629.9	902.9	5,532.7	4,879.7	730.0	5,609.6
Net financial cost	(787.5)	-	(787.5)	(1,017.3)	-	(1,017.3)	(931.9)	-	(931.9)
Share of results of associates	-	-	-	-	-	-	-	-	-

Income before income tax	4,669.6	1,130.8	5,800.7	3,612.6	902.9	4,515.4	3,947.7	730.0	4,677.7

Income tax expense	(1,372.2)	-	(1,372.2)	(828.1)	-	(828.1)	(810.5)	-	(810.5)
Net income	3,297.4	1,130.8	4,428.5	2,784.5	902.9	3,687.3	3,137.3	730.0	3,867.2
Attributable to:
Equity holders of AmBev	3,318.7	1,130.8	4,449.5	2,784.5	902.9	3,687.3	3,130.5	730.0	3,860.4
Minority interest	(21.3)	-	(21.3)	-	-	-	6.8	-	6.8

	HILA-Ex
	2009			2008			2007
(in millions of Brazilian reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	473.9	308.2	782.1	347.1	266.1	613.2	402.3	278.2	680.6
Cost of sales	(290.2)	(199.3)	(489.5)	(249.2)	(171.8)	(421.0)	(223.0)	(181.2)	(404.1)
Gross profit	183.8	108.9	292.7	97.9	94.3	192.2	179.4	97.1	276.4
Sales and marketing expenses	(251.8)	(111.3)	(363.0)	(204.2)	(107.1)	(311.3)	(185.6)	(117.4)	(303.1)
Administrative expenses	(60.6)	(48.1)	(108.7)	(47.7)	(24.6)	(72.3)	(40.2)	(26.2)	(66.4)
Other operating income/(expenses)	22.8	3.1	25.9	26.5	(0.4)	26.1	0.2	(1.6)	(1.4)
Special items	(6.8)	(1.6)	(8.4)	(4.9)	(0.6)	(5.5)	(2.2)	(2.2)	(4.4)
Income from operations	(112.6)	(49.0)	(161.6)	(132.5)	(38.4)	(170.8)	(48.5)	(50.4)	(98.9)
Net financial cost	76.3	-	76.3	(28.8)	-	(28.8)	(59.8)	-	(59.8)
Share of results of associates	-	-	-	-	-	-	-	-	-

Income before income tax	(36.3)	(49.0)	(85.3)	(161.3)	(38.4)	(199.6)	(108.3)	(50.4)	(158.7)

Income tax expense	(8.6)	-	(8.6)	(2.0)	-	(2.0)	(2.6)	-	(2.6)
Net income	(44.9)	(49.0)	(93.9)	(163.3)	(38.4)	(201.6)	(110.9)	(50.4)	(161.3)
Attributable to:
Equity holders of AmBev	1.5	(40.0)	(38.4)	(163.3)	(38.4)	(201.6)	(78.0)	(35.5)	(113.5)
Minority interest	(46.5)	(9.0)	(55.4)	-	-	-	(32.9)	(14.8)	(47.8)

	LAS
	2009			2008			2007
(in millions of Brazilian reais)	Beer	Soft drinks	Total	Beer	Soft drinks	Total	Beer	Soft drinks	Total
Net sales	2,785.9	1,040.6	3,826.5	2,376.2	924.1	3,300.4	1,898.6	774.8	2,673.4
Cost of sales	(881.1)	(609.7)	(1,490.8)	(809.6)	(585.7)	(1,395.3)	(633.5)	(498.5)	(1,132.0)
Gross profit	1,904.8	430.9	2,335.7	1,566.6	338.5	1,905.1	1,265.1	276.3	1,541.4
Sales and marketing expenses	(471.4)	(229.8)	(701.2)	(398.5)	(200.5)	(599.1)	(346.1)	(188.4)	(534.5)
Administrative expenses	(145.7)	(8.2)	(153.9)	(124.5)	(3.7)	(128.2)	(107.4)	(9.4)	(116.7)
Other operating income/(expenses)	(16.7)	2.0	(14.7)	9.8	15.0	24.7	(42.6)	10.9	(31.8)
Special items	(13.3)	(0.2)	(13.5)	(6.9)	-	(6.9)	(3.5)	(0.3)	(3.8)
Income from operations	1,257.7	194.7	1,452.4	1,046.5	149.1	1,195.6	765.4	89.1	854.6
Net financial cost	(186.0)	-	(186.0)	(79.3)	3.1	(76.2)	(50.8)	0.3	(50.5)
Share of results of associates	-	-	-	2.0	-	2.0	3.4	-	3.4

Income before income tax	1,071.7	194.7	1,266.4	969.2	152.2	1,121.4	718.1	89.4	807.5

Income tax expense	(371.7)	-	(371.7)	(335.4)	-	(335.4)	(242.9)	-	(242.9)
Net income	700.0	194.7	894.7	633.8	152.2	786.0	475.2	89.4	564.6
Attributable to:
Equity holders of AmBev	621.4	194.3	815.8	562.3	151.9	714.2	378.6	79.6	458.2
Minority interest	78.6	0.4	79.0	71.5	0.3	71.8	96.6	9.8	106.4

	Canada
	2009		2008		2007
(in millions of Brazilian reais)	Beer	Total	Beer	Total	Beer	Total
Net sales	3,953.3	3,953.3	3,740.9	3,740.9	3,830.7	3,830.7
Cost of sales	(1,340.4)	(1,340.4)	(1,220.2)	(1,220.2)	(1,160.8)	(1,160.8)
Gross profit	2,612.9	2,612.9	2,520.7	2,520.7	2,669.9	2,669.9
Sales and marketing expenses	(1,118.6)	(1,118.6)	(1,119.5)	(1,119.5)	(1,148.6)	(1,148.6)
Administrative expenses	(190.3)	(190.3)	(151.1)	(151.1)	(203.1)	(203.1)
Other operating income/(expenses)	4.5	4.5	23.2	23.2	15.0	15.0
Special items	(9.6)	(9.6)	(4.3)	(4.3)	39.3	39.3
Income from operations	1,298.9	1,298.9	1,269.0	1,269.0	1,372.4	1,372.4
Net financial cost	(84.9)	(84.9)	(68.5)	(68.5)	(120.9)	(120.9)
Share of results of associates	0.7	0.7	0.3	0.3	0.8	0.8

Income before income tax	1,214.7	1,214.7	1,200.8	1,200.8	1,252.3	1,252.3

Income tax expense	(455.6)	(455.6)	(281.6)	(281.6)	(454.1)	(454.1)
Net income	759.1	759.1	919.2	919.2	798.3	798.3
Attributable to:
Equity holders of AmBev	759.1	759.1	919.2	919.2	798.3	798.3
Minority interest	-	-	-	-	-	-

5. ACQUISITION AND DISPOSALS OF SUBSIDIARIES

	2009 Acquisition	2008 Acquisition	2007 Acquisition
Non-current assets
Property, plant and equipment	17.2	-	319.1
Intangible assets	25.5	-	73.6
Investment securities	0.1	-	-
Deferred tax assets	-	-	81.7
Trade and other receivables	-	-	1.5
Current assets
Investment securities	-	-	16.0
Inventories	4.0	-	43.4
Taxes receivable	-	-	0.1
Trade and other receivables	1.2	-	10.5
Cash and cash equivalents	11.4	-	10.1
Minority interests
Non-current liabilities
Interest-bearing loans and borrowings	-	-	(121.3)
Employee benefits	(2.4)	-	-
Provisions	(1.5)	-	(251.1)
Deferred tax liabilities	-	-	(17.9)
Trade and other payables	-	-	(151.9)
Current liabilities
Bank overdrafts	-	-	(2.3)
Interest-bearing loans and borrowings	-	-	(64.0)
Income tax payable	(4.5)	-	(2.9)
Trade and other payables	(13.8)	-	(144.2)
Net identifiable assets and liabilities	37.3	-	(199.5)
Goodwill on acquisition	18.7	-	624.3
Cash (acquired)/disposed of	(11.4)	-	7.8
Net cash outflow/(inflow)	44.5	-	432.7

Main acquisition occurred during 2009, 2008 and 2007:

Quilmes – Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia. This transaction amounted to approximately US$ 27.0, equivalent to R$ 47.0 at December 31, 2009 (R$ 44.5 on the transaction date).

Acquisition of Cintra

On March 28, 2007, AmBev announced the signing of a purchase agreement with respect to the acquisition of 100% of Goldensand Comércio e Serviços Lda. (“Goldensand”), the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda. (“Cintra”).

The total transaction  amounted to approximately US$ 150.0 and did not include the brands and distribution assets of Cintra, which could be included later at the option of the seller. The amounts recognized at the acquisition date for each class of Cintra’s assets, liabilities and contingent liabilities are included in the column “2007 Acquisitions” of the above table. The Cintra goodwill of R$ 297.0 is justified by the acquisition of additional production capacity.

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

6. OTHER OPERATING INCOME/(EXPENSES)

	2009	2008(1)	2007(1)

Government grants	303.7	271.6	245.9
Tax recovery	127.2	25.4	32.2
(Additions to )/reversal of provisions	14.6	(29.1)	17.9
Net gain on disposal of property, plant and equipment and intangible assets	29.8	46.6	2.3
Net rental income	8.1	2.6	1.8
Net other operating income	55.9	66.4	6.7
	539.3	383.5	306.8

(1) In 2008 and 2007 there were a reclass of R$ 33.2 and R$ 13.9 from Tax recovery to Government grants.

Government grants are related to ICMS tax incentives granted by some states in Brazil.

7. SPECIAL ITEMS

Special items are gains and losses that do not occur regularly and are detailed below:

	2009	2008(i)	2007(i)
Restructuring	(42.8)	(20.6)	(8.2)
Assets disposals	-	-	39.3
Labatt brands indemnity	239.4	-	-
Merger and acquisition activities (M&A)	-	(17.1)	-
Disputes	-	(21.5)	41.5
Special items	196.6	(59.2)	72.5

(i) Information disclosed as Non-recurring items in the financial statements of December 31, 2008 and 2007.

Restructuring expenses in 2009, 2008 and 2007, amounting to R$ 42.8, R$ 20.6 and R$ 8.2, respectively, are related to the realignment of the structure and processes in all geographic segments.

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation disclosed on February 23, 2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$ 239.4 from this licensing of the Labatt brands.

8. PAYROLL AND RELATED BENEFITS

	2009	2008	2007
Wages and salaries	1,694.8	1,588.3	1,430.9
Social security contributions	377.8	383.1	336.8
Other personnel cost	371.9	334.9	369.1
Increase in liabilities for defined benefit plans	63.2	62.8	67.3
Share-based payment	134.7	57.8	38.7
Contributions to defined contribution plans	7.4	10.4	8.8
	2,649.9	2,437.3	2,251.6
Average number of full time employees (FTE)	42,573	41,138	38,331

Payroll and related benefits per geographic segment:

	2009	2008	2007
Brazil	1,280.2	1,150.6	1,026.0
HILA-ex	187.1	140.5	154.0
LAS	401.7	427.9	340.3
Canada	780.9	718.2	731.3
	2,649.9	2,437.2	2,251.6

9. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Impairment, depreciation and amortization expenses are included in the following income statement accounts for the years 2009, 2008 and 2007:

	Depreciation and impairment of
	property, plant and equipment			Amortization of intangible assets
	2009	2008	2007	2009	2008	2007
Cost of sales	760.3	700.2	629.9	0.2	1.7	3.8
Sales and marketing expenses	331.0	300.6	209.1	126.6	139.4	160.9
Administrative expenses	118.6	113.1	98.1	39.8	35.3	28.1
Special items	-	-	(33.9)	-	-	-
	1,209.9	1,113.9	903.2	166.6	176.4	192.8

10. FINANCE COST AND INCOME

Recognized in the income statement in the year

Finance income

	2009	2008	2007
Interest income	169.3	89.1	84.0
Gains on derivative instruments that are not part of a hedge accounting relationship	73.2	103.1	55.1
Gains on non-derivative instruments at fair value through profit or loss	-	1.4	5.8
Monetary restatement gains/losses(i)	40.0	-	-
Dividend income, non-consolidated companies	0.1	0.2	-
Other financial income	83.8	63.0	91.4
	366.4	256.8	236.3

(i) Inflation in Venezuela has been high for several years and considering the accumulated inflation over the past three years, based on November 30, 2009, it exceeded 100%. Thus, Venezuela is considered a hyperinflationary economy and, therefore,  IAS 29 " Financial Reporting in Hyperinflationary Economies" was applied in the financial statements for the year ended December 31, 2009. The amount reported in this line, in 2009, corresponds to the impact of the restatement from the application of IAS 21 “ The Effects of Changes in Foreign Exchange Rates” and IAS 29 in our operations in Venezuela.

Interest income results from the following financial assets:

Interest Income	2009	2008	2007
Cash and cash equivalents	136.2	66.7	50.0
Investment securities held for trading	17.0	21.0	26.7
Others receivables	16.1	1.4	7.3
	169.3	89.1	84.0

Finance costs

	2009	2008	2007
Interest expenses	(812.5)	(1,200.5)	(1,062.3)
Losses on derivatives	(240.8)	(78.2)	(65.6)
Interest on contingencies	(19.7)	(25.8)	(85.5)
Exchange variation on dividends receivable	(86.4)	-	-
Tax on financial transactions	(48.5)	(64.0)	(122.8)
Other financial costs, including bank fees	(140.6)	(79.1)	(63.2)
	(1,348.5)	(1,447.6)	(1,399.3)

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also Note 28, Risks arising from financial instruments. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are split as follows:

Interest expenses	2009	2008	2007
Financial liabilities measured at amortized cost	(411.1)	(530.9)	(520.5)
Fair value hedges - Hedged items	(385.4)	(103.7)	(160.1)
Fair value hedges – Hedging instruments	53.6	(265.0)	(216.8)
Cash flow hedge – Hedged items	(133.9)	(143.2)	(161.9)
Cash flow hedge - (Hedging instruments – reclassified from shareholders’ equity)	64.3	66.0	78.2
Hedged items not part of hedge accounting relationship – economic hedges	-	(180.8)	(20.8)
Hedging instruments not part of hedge accounting relationship – economic hedges	-	(42.9)	(60.4)
	(812.5)	(1,200.5)	(1,062.3)

Foreign exchange gains and losses are presented net of the effect of Foreign exchange derivative instruments designated for hedge accounting. As required by IFRS 7 Financial instruments: disclosure, the split between results from foreign currency hedged items and results on the related hedging instruments can be summarized per type of hedging relationship, as follows:

	2009	2008	2007

Fair value hedges – hedged items	610.3	(582.4)	427.2

Fair value hedges – hedging instruments	(612.9)	582.4	(427.2)

Cash flow hedges – hedged items	(188.6)	40.2	(24.2)

Cash flow hedges – hedging instruments (reclassified from equity)	189.1	(43.8)	24.1

Hedged items not part of hedge accounting relationship – economic hedges	-	(10.7)	76.2

Hedging instruments not part of hedge accounting relationship	-	9.1	(76.0)
Other	2.1	5.2	(0.2)

Foreign exchange results from fair value hedges mainly relate to bonds 2011 and 2013 hedges; see Note 28. The results with regard to cash flow hedges primarily relate to the hedge of a Brazilian real loan in Canada.

Recognized directly in equity

	2009	2008	2007
Recognized in equity	(75.5)	12.5	187.5
Removed from equity and included in profit or loss	(232.4)	190.7	(157.3)
Removed from equity and included in the initial cost of inventories	-	4.1	(22.6)
Deferred income tax variance in equity and other movements(i)	188.1	(140.0)	(1.0)
	(119.8)	67.3	6.6

(i) In order to  better disclose the movement of the hedge reserves, we included the line "Deferred income tax variance in Equity and other movements" in 2009, with comparative balances for 2008 and 2007.

11. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution recognized in the years’ results were as follows:

	2009	2008	2007
Income tax expense
Current	(1,304.0)	(1,374.1)	(900.2)
	(1,304.0)	(1,374.1)	(900.2)
Deferred tax (expense)/income
Origination and reversal of temporary differences	(510.9)	(6.8)	(468.1)
Utilization of tax losses carryforwards	(393.2)	(66.2)	(141.7)
	(904.1)	(73.0)	(609.8)

Total income tax expense in the income statement	(2,208.1)	(1,447.2)	(1,510.1)

The reconciliation of the effective tax rate with the weighted nominal tax rate can be summarized as follows:

	2009	2008		2007
Profit before tax	8,196.5	6,638.0		6,578.9
Adjustment on taxable basis
Non-taxable net financial income and other non-taxable income	(650.9)	(355.8)		(217.1)
Non-taxable intercompany dividends	-	(0.2)		-
Government grants related to sales taxes	(263.4)	(238.3)		(244.0)
Results on commodities hedges	348.0	(34.3)		-
Expenses non-deductible for tax purposes	177.5	177.6		115.7
	7,807.7	6,186.9		6,233.5
Aggregated weighted nominal tax rate	32.54%	32.69%		33.17%
Taxes – nominal rate	(2,540.6)	(2,022.5)		(2,067.7)
Adjustment on tax expenses
Government grant on income tax	198.5	134.7		137.8
Deductible interest attributed to shareholders	346.8	337.4		368.6
Tax saving from goodwill amortization on tax books	142.8	174.0		168.7
Changes in tax rate	-	6.1		(6.7)
Dividends withholding tax	(130.8)	(71.5	)(1)	(55.0	)(2)
Losses recognized in operations abroad, non-deductible	(47.5)	(40.7	)(1)	(44.2	)(2)
Other tax adjustments	(177.3)	35.3		(11.6)
Income tax and social contribution expense	(2,208.1)	(1,447.2)		(1,510.1)
Effective tax rate	26.94%	21.80%		22.95%

(1) In 2008 there was a reclassification of R$ (64.7) from Other tax adjustment, to Losses recognized in operations abroad, non-deductible of R$ (40.7) and to Dividends withholding tax of  R$ (24.0).

(2) In 2007 there was a reclassification of R$ (62.4) from Other tax adjustment, to Losses recognized in operations abroad, non-deductible of R$ (44.2) and to Dividends withholding tax of  R$ (18.2).

The main events that negatively impacted the effective tax rate in 2009 were: (a) increase in profit before taxes of 23%; (b) increase in the provision for disputes related to income tax and social contribution; (c) increase in taxation of profits generated abroad; and  (d) increase in the financial losses recorded in companies abroad that are non-deductible under the Brazilian tax rules.

The total income tax expense is R$ 2,208.1 with an effective tax rate of 26.94% (21.80%  and 22.95% on December 31, 2008 and 2007 respectively).

The income tax recognized directly in equity is shown below:

	2009	2008	2007
Income tax and social contribution (losses)/gains
Actuarial gains and losses	34.4	2.3	(5.7)
Cash flow Hedges	188.1	(140.0)	(1.1)

12. PROPERTY, PLANT AND EQUIPMENT

	2009					2008
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,280.2	9,982.1	1,984.8	796.0	16,043.1	13,770.6
Effect of movements in foreign exchange	(355.3)	(1,104.2)	(141.5)	(86.8)	(1,687.7)	1,055.5
Acquisition through business combinations	7.2	8.3	1.6	-	17.0	-
Acquisitions	6.1	209.7	51.5	1,039.8	1,307.1	1,783.1
Disposals	(35.0)	(100.4)	(109.0)	(0.7)	(245.2)	(367.5)

Transfer to other asset categories	130.9	597.9	199.2	(1,145.0)	(217.0)	(232.8)
Other (i)	118.1	488.0	34.1	8.8	649.0	34.2
Balance at end of year	3,152.2	10,081.4	2,020.7	612.1	15,866.3	16,043.1
Depreciation and Impairment
Balance at end of previous year	(1,283.5)	(6,188.3)	(1,266.6)	-	(8,738.5)	(7,723.0)
Effect of movements in foreign exchange	93.6	590.4	83.8	-	767.8	(433.6)
Depreciation	(111.1)	(775.1)	(222.8)	-	(1,109.0)	(1,015.0)

Acquisition through business combinations	-	-	-	-	-	-
Impairment losses(ii)	-	(100.9)	-	-	(100.9)	(99.2)
Disposals	4.1	79.9	100.2	-	184.2	324.8

Transfer to other asset categories	(0.3)	198.0	3.0	-	200.7	207.5
Other (i)	(83.4)	(401.2)	9.0	-	(475.6)	-
Balance at end of year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)	(8,738.5)
Carrying amount:
December 31, 2007	1,783.7	3,239.2	606.5	-	418.1	6,047.5
December 31, 2008	1,996.7	3,793.8	718.2	796.0	7,304.6	7,304.6
December 31, 2009	1,771.6	3,484.2	727.3	612.1	6,595.1	-

(i) In 2009, includes monetary restatement from the application of IAS 29 on our operations in Venezuela, in the net amount of R$ 123.8, of which R$ 551.3 corresponding to the acquisition cost and R$427.5 corresponding to depreciation.

(ii) Refers mainly to returnable packaging losses.

On December 31, 2009, there are items of plant and equipment , with a net book value totaling R$ 336.6 (R$ 451.1 on December 31, 2008), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

The company leases plant and equipment and  fixtures and fittings. The carrying amount of the leased assets was R$ 21.2 as of December 31, 2009 and R$ 38.5 as of  December 31, 2008.

13. GOODWILL

	2009	2008
Balance at end of previous year	17,912.4	17,180.6
Effect of movements in foreign exchange	(535.8)	327.9
Acquisitions through business combinations and of minority interests	150.9	403.9
Balance at end of year	17,527.5	17,912.4

The most relevant acquisitions that occurred in 2009 were the acquisition of minorities interests in AmBev Dominicana and AmBev Company S.A., as mentioned in Note 1 (i) and (ii). These transactions generated a goodwill equivalent to R$ 96.5 and R$ 34.3, respectively, at the acquisition date.

The business combination occurred in 2008 corresponds to the acquisition of minority interest in Quinsa. This transaction generated a goodwill equivalent to R$ 403.9 at the acquisition date.

The goodwill has been allocated to the following cash-generating units:

	2009	2008
LAN:
Brazil	542.0	542.0
Ecuador	0.8	0.8
Dominican Republic	253.7	163.5
Peru	33.7	-

LAS:
Argentina	1,289.7	1,585.7
Bolivia	338.7	433.0
Paraguay	270.1	339.2
Uruguay	81.0	86.8

Canada	14,717.8	14,761.4
	17,527.5	17,912.4

At the end 2009, AmBev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. AmBev believes that all of its estimates are reasonable: they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating units carrying amount to exceed its recoverable amount.

Goodwill, which accounted for 44% of AmBev’s total assets as at December 31, 2009, impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the cash-generating units based on a fair-value-less-cost-to-sell approach using a discounted free cash flow approach based on current acquisition valuation models. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year.

In the second to fourth years of the model, free cash flows are based on AmBev’s budget as approved by key management. AmBev’s budget is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

For the subsequent two years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources.

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

14. INTANGIBLE ASSETS

	2009					2008
	Brands	Distribution contracts	Software	Others	Total	Total
Acquisition cost
Balance at end of previous year	1,922.0	1,165.8	357.4	220.0	3,665.2	3,025.8
Effect of movements in foreign exchange	(507.5)	-	(21.3)	(74.0)	(602.9)	431.0
Acquisitions and expenditures	48.5	73.6	10.4	0.1	132.6	175.3
Acquisition through business combination	2.3	-	-	23.2	25.5	-
Disposal	-	-	-	-	-	(1.2)
Transfers to other assets categories	-	(0.3)	7.9	-	7.6	31.8
Other movements	-	-	-	-	-	2.5
Balance at end of year	1,465.3	1,239.1	354.4	169.3	3,228.1	3,665.2

Amortization and Impairment losses
Balance at end of previous year	-	(878.8)	(230.4)	(63.2)	(1,172.4)	(983.2)
Foreign exchange variation effect	-	-	11.3	23.6	34.8	(15.6)
Amortization	-	(98.1)	(47.6)	(21.0)	(166.6)	(176.4)
Disposal	-	-	-	-	-	0.5
Transfers to other assets categories	-	0.3	8.4	-	8.7	2.6
Other movements	-	-	-	-	-	(0.3)
Balance at end of year	-	(976.6)	(258.3)	(60.6)	(1,295.5)	(1,172.4)
Carrying amount:
December 31, 2007	1,513.1	255.2	123.5	150.8	2,042.6	2,042.6
December 31, 2008	1,922.0	287.0	127.0	156.8	2,492.8	2,492.8
December 31, 2009	1,465.3	262.5	96.1	108.7	1,932.6	-

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands  are expected to generate positive cash flows for as long as the Company owns the brands. The brands have been assigned indefinite lives.

Intangible assets with indefinite useful lives have been tested for impairment at  cash-generating unit level based on the same impairment testing approach as for goodwill – see Note 13 above.  The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2009	2008
Argentina	684.4	949.1
Bolivia	293.9	391.7
Canada	66.8	77.1
Chile	43.4	46.9
Paraguay	288.2	361.3
Uruguay	88.6	95.9
	1,465.3	1,922.0

15. INVESTMENT SECURITIES

	2009	2008
Non-current investments
Debt securities held-to-maturity	219.8	317.4
Other investments	27.1	-
	246.9	317.4
Current investments
Financial asset at fair value through profit or loss-held for trading	52.3	0.1
Debt securities held-to-maturity	21.0	-
	73.3	0.1

16. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2009
	Assets	Liabilities	Net
Property, plant and equipment	3.6	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Other items	59.7	(116.6)	(56.9)
Loss carryforwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	1,736.2	(869.8)	866.3
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	1,368.5	(502.2)	866.3

	2008
	Assets	Liabilities	Net
Property, plant and equipment	13.6	(245.9)	(232.3)
Intangible assets	38.4	(560.9)	(522.5)
Goodwill	198.4	-	198.4
Inventories	13.6	(17.8)	(4.2)
Other investments	0.3	(9.5)	(9.2)
Trade and other receivables	27.6	-	27.6
Interest-bearing loans and borrowings	98.0	(270.1)	(172.1)
Employee benefits	401.8	(4.5)	397.3
Provisions	421.7	-	421.7
Derivatives	20.6	(68.5)	(47.9)
Other items	89.8	(113.7)	(23.9)
Loss carryforwards	963.7	-	963.7
Gross deferred tax assets / (liabilities)	2,287.5	(1,290.9)	996.6
Netting by taxable entity	(469.7)	469.7	-
Net deferred tax assets / (liabilities)	1,817.8	(821.2)	996.6

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

Part of the tax benefit corresponding to the tax losses carryforward  and temporary differences of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable. The total unrecognized deferred tax assets related to tax losses carryforward for these subsidiaries amount to R$ 121.9 at December 31, 2009 for which the expiry term is on average 4 years (R$ 165.2 at December 31, 2008). The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 514.7 at December 31, 2009  (R$ 656.4  at December 31, 2008).

17. INVENTORIES

	2009	2008
Prepayments	102.6	195.4
Raw material and consumables	918.6	1,275.9
Work in progress	106.2	113.4
Finished goods	339.2	403.7
Goods purchased for resale	21.5	29.7
	1,488.1	2,018.1

The cost of inventories recognized as an expense in 2009 included in cost of sales amounted to R$ 7,731.9 (R$ 7,217.7 in 2008).

Impairment losses on inventories recognized in 2009 amounted to R$ 40.9 (R$ 18.6 in 2008).

18. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	2009	2008(1)
Trade receivables	18.2	17.4
Cash deposits for guarantees	497.8	547.6
Tax credits	1,282.8	1,633.8
Taxes receivable	225.7	340.4
Other receivables	64.8	85.0
	2,089.3	2,624.2

(1) In 2008 there was a reclassification of R$ 81.9 from Trade Receivables and R$ 258.5 from Other receivables to Tax receivable.

Current trade and other receivables

	2009	2008
Trade receivables	1,771.3	1,832.6
Interest receivable	52.5	40.1
Taxes receivable	317.3	316.7
Derivative financial instruments with positive fair value	975.6	819.4
Prepaid expenses	365.9	322.0
Other receivables	169.9	97.9
	3,652.5	3,428.7

The age of the current trade receivables, interest receivables and other receivables can be detailed as follows:

	Net carrying amount as of December 31, 2009	No past due	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 – 180 days	Past due – between 180 - 360 days	Past due – more than 360 days
Trade receivables	1,771.3	1,745.3	12.1	3.8	6.1	3.2	0.8
Interest receivable	52.5	52.5	-	-	-	-	-
Other receivables	169.9	169.9	-	-	-	-
	1,993.7	1,967.7	12.1	3.8	6.1	3.2	0.8

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 28.

19. CASH AND CASH EQUIVALENTS

	2009	2008
Short term bank deposits	3,469.2	2,725.6
Current bank accounts	567.4	559.8
Cash	6.3	13.5
Cash and cash equivalents	4,042.9	3,298.9
Bank overdrafts	(18.6)	(18.8)

20. ASSETS HELD FOR SALE

	2009	2008
Assets held for sale	60.2	67.9
	60.2	67.9

Assets held for sale in the amount of R$ 60.2 refers to land and buildings, mainly in Brazil. The disposal of these assets is expected in 2010.

21. CHANGES IN EQUITY

Capital stock

Outstanding shares			2009	2008
(in thousand of shares)	Preferred	Common	Total	Total
At the end of the previous year	269,428	345,508	614,936	624,417
Changes during the year	965	1,087	2,052	(9,481)
Reverse stock split
	270,393	346,595	616,988	614,936

Treasury shares (in thousand of shares)	Preferred	Common	Total	Total
At the end of the previous year	827	105	932	8,859
Changes during the year	(396)	16	(380)	(7,927)
	431	121	552	932

On December 31, 2009, the Company’s capital stock of R$ 6,832.1 (R$ 6,602.0 on December 31, 2008), was represented by 616,988 thousand shares of which 346,595 thousand were common shares and 270,393 thousand were preferred shares, all without par value.

At the Board of Directors' Meeting held on July 30, 2009, the following changes to the Company’s capital stock took place:

Capital stock increase of R$ 19.1 by means of the issuance of 144 thousand preferred shares fully subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) with resources related to income tax incentives.

Capital stock increase in the amount of  R$ 2.6, without the issuance of new shares, by means of the capitalization of the "Tax incentive reserves – Reinvestment of Income Tax”, being R$ 0.6 related to fiscal year of 2004 and R$ 1.9 related to the fiscal year of 2006.

Cancellation of 24 thousand preferred shares, with the subscription price of R$ 91.86, that were issued for subscription by FINOR at the Board meeting held on October 9, 2008, taking into consideration the fact that the process for payment of the respective resources in the amount of R$ (2.2) had not been concluded.

The Board of Directors, at the Meeting held on June 29, 2009, verified the subscription and paying-up by the shareholders of the Company of 283 thousand new common shares and 456 thousand new preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2009, representing, therefore, an increase in the capital stock of the Company in the amount of R$65.9.

At the Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock were approved:

i) Capital stock increase in the amount of R$ 101.3 by means of the issuance of 804 thousand common shares and 389 thousand preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings,  paid up by means of the  capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2008;

ii) Capital stock increase in the amount of R$ 43.4, without issuance of new shares, corresponding to the capitalization of 30% of tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year 2008.

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

Dividends

The Board of Directors approved the distribution of dividends and interest attributed to shareholders’ equity, in the total amount of R$ 3,305.8, of which R$ 2,290.4 in dividends and R$ 1,015.4 interest attributed to shareholders’ equity, both of them  resulting from profit of year ended 2009, to be attributed to the compulsory minimum dividends for the year 2009.

The gross amount paid per share were R$5.65 per preferred share and R$5.14 per common share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation, which resulted in a net distribution of R$5.39 per preferred share and R$4.90 per common share.

These payments were made during 2009, as approved in Board of Directors meetings, and the subsequent ratification shall be resolved at the Annual General Meeting referring to the fiscal year ended on December 31, 2009.

Interest on shareholders’ equity

Brazilian companies are permitted to distribute interest to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the long-term interest rate (TJLP).  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES. The amounts paid as interest on shareholders’ equity are deductible for tax purposes and are also deducted from the mandatory dividend owed to shareholders.

Although this item is recorded in the statutory and tax books as financial expenses, at the occurrence of the allocation of the amounts to be paid to the shareholders, it is reclassified to shareholders’ equity and presented as dividends in order to reflect the essence of the transaction. Thus, interest on shareholders’ equity is considered as dividends and is not recorded in the income statement.

Interest on shareholders’ equity and dividends not claimed within 3 years revert back to the Company.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also note 28 Risks arising from financial instruments.

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

Share-based payment

Different Stock Option Plans allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007.

The share-based payment reserve was impacted by an expense of R$ 134.7 in 2009, R$ 57.8 in 2008 and R$ 38.7 in 2007 – see also note 25 Share-based payments.

Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded on the “Result on treasury shares” reserve.

Changes in treasury shares in millions of Brazilian Reais, for the periods ended	2009	2008	2007
At the beginning of the period	(109.3)	(1,158.9)	(940.8)
Shares reacquired in accordance with the Stock Option Plan	(15.4)	(346.9)	(117.3)
Reacquired shares – market	-	(283.3)	(2,955.9)
Transfer of shares – Finor	(9.9)	-	-
Cancellation of shares	0.1	1,638.2	2,760.5
Share-based payments	86.8	41.6	94.6
At the end of the period	(47.7)	(109.3)	(1,158.9)

22. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net income attributable to  equity holders of AmBev of R$ 5,986.1 (R$ 5,119.1 and R$ 5,003.4 in 2008 and 2007 respectively ) and the weighted average number of shares outstanding during the year, calculated as follows:

	2009
Thousand shares	Common	Preferred	Total
Issued shares at 1 January, net of treasury shares	345,405	268,609	614,014
Effect of shares issued / repurchased	751	731	1,482
Weighted average number of shares at 31 December	346,156	269,340	615,496

	2008
Thousand shares	Common	Preferred	Total
Issued shares at 1 January, net of treasury shares	343,678	270,312	613,990
Effect of shares issued / repurchased	1,168	(1,382)	(214)
Weighted average number of shares at 31 December	344,846	268,930	613,776

	2007
Thousand shares	Common	Preferred	Total
Issued shares at 1 January, net of treasury shares	344,490	289,231	633,721
Effect of shares issued / repurchased	(45)	(9,816)	(9,861)
Weighted average number of shares at 31 December	344,445	279,415	623,860

The calculation of diluted earnings per share is based on the profit attributable to  equity holders of AmBev of R$ 5,986.1 (R$ 5,119.1 and R$ 5,003.4 in 2008 and 2007 respectively) and the weighted average number of shares (diluted) outstanding during the year, calculated as follows:

	2009
Thousand shares	Common	Preferred	Total
Weighted average number of shares at 31 December	346,156	269,340	615,496
Effect of share options	55	861	916
Weighted average number of shares (diluted) at 31 December	346,211	270,201	616,412

	2008
Thousand shares	Common	Preferred	Total
Weighted average number of shares at 31 December	344,846	268,930	613,776
Effect of share options	60	444	504
Weighted average number of shares (diluted) at 31 December	344,906	269,374	614,280

	2007
Thousand shares	Common	Preferred	Total
Weighted average number of shares at 31 December	344,445	279,415	623,860
Effect of share options	131	806	937
Weighted average number of shares (diluted) at 31 December	344,576	280,221	624,797

The calculation of earnings per share before special items (basic) is based on the income before special  items, attributable to equity holders of AmBev, calculated as follows:

	2009
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	3,225.4	2,760.6	5,986.1
Special items, after taxes, attributable to equity holders of AmBev	104.8	89.7	194.5
Income before special items (basic), attributable to equity holders of AmBev	3,120.6	2,670.9	5,791.6

	2008
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,755.4	2,363.7	5,119.1
Special items, after taxes, attributable to equity holders of AmBev	(31.4)	(27.0)	(58.4)
Income before special items (basic), attributable to equity holders of AmBev	2,786.8	2,390.7	5,177.5

	2007
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,644.1	2,359.4	5,003.4
Special items, after taxes, attributable to equity holders of AmBev	37.9	33.8	71.6
Income before special items (basic), attributable to equity holders of AmBev	2,606.2	2,325.6	4,931.8

The calculation of earnings per share before special items (diluted) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

	2009
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	3,220.9	2,765.1	5,986.1
Special items, after taxes, attributable to equity holders of AmBev	104.6	89.8	194.5
Income before special items (diluted), attributable to equity holders of AmBev	3,116.3	2,675.3	5,791.6

	2008
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,753.5	2,365.6	5,119.1
Special items, after taxes, attributable to equity holders of AmBev	(31.4)	(27.0)	(58.4)
Income before special items (diluted), attributable to equity holders of AmBev	2,784.9	2,392.6	5,177.5

	2007
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,641.0	2,362.5	5,003.4
Special items, after taxes, attributable to equity holders of AmBev	37.8	33.8	71.6
Income before special items (diluted), attributable to equity holders of AmBev	2,603.2	2,328.7	4,931.8

The tables below set out the EPS calculation:

	2009
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	3,225.4	2,760.6	5,986.1
Weighted average number of shares	346,156	269,340	615,496
Basic EPS	9.32	10.25
Income before special items, attributable to equity holders of AmBev	3,120.6	2,670.9	5,791.6
Weighted average number of shares	346,156	269,340	615,496
EPS before special items	9.02	9.92
Income attributable to equity holders of AmBev	3,220.9	2,765.1	5,986.1
Weighted average number of shares (diluted)	346,211	270,201	616,412
Diluted EPS	9.30	10.23
Income before special items, attributable to equity holders of AmBev	3,116.3	2,675.3	5,791.6
Weighted average number of shares (diluted)	346,211	270,201	616,412
Diluted EPS before special items	9.00	9.90

	2008
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,755.4	2,363.7	5,119.1
Weighted average number of shares	344,846	268,930	613,776
Basic EPS	7.99	8.79
Income before special items, attributable to equity holders of AmBev	2,786.8	2,390.7	5,177.5
Weighted average number of shares	344,846	268,930	613,776
EPS before special items	8.08	8.89
Income attributable to equity holders of AmBev	2,753.5	2,365.6	5,119.1
Weighted average number of ordinary shares (diluted)	344,906	269,374	614,280
Diluted EPS	7.98	8.78
Income before special items, attributable to equity holders of AmBev	2,784.9	2,392.6	5,177.5
Weighted average number of ordinary shares (diluted)	344,906	269,374	614,280
Diluted EPS before special items	8.07	8.88

	2007
In millions of Brazilian reais	Common	Preferred	Total
Income attributable to equity holders of AmBev	2,644.1	2,359.4	5,003.4
Weighted average number of shares	344,445	279,415	623,860
Basic EPS	7.68	8.44
Income before special items, attributable to equity holders of AmBev	2,606.2	2,325.6	4,931.8
Weighted average number of shares	344,445	279,415	623,860
EPS before special items	7.57	8.32
Income attributable to equity holders of AmBev	2,641.0	2,362.5	5,003.4
Weighted average number of ordinary shares (diluted)	344,576	280,222	624,798
Diluted EPS	7.66	8.43
Income before special items, attributable to equity holders of AmBev	2,603.2	2,328.7	4,931.8
Weighted average number of ordinary shares (diluted)	344,576	280,222	624,798
Diluted EPS before special items	7.55	8.31

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

As mentioned in Note 21, preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders. This fact is considered in basic and diluted EPS calculation.

23. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company interest-bearing loans and borrowings. For additional information related to the Company’s exposure to interest rate and foreign currency risks, please refer to note 28.

Current and non-current interest-bearing loans and borrowings totaled R$ 7,261.3 on December 31, 2009, compared to R$ 10,657.8 on December 31, 2008.

The decrease in gross indebtedness for the year ended December 31, 2009 can be explained mainly by the payment of the Promissory Note, Debenture 2009 and the Agroindustrial Credit in the amounts of R$ 1,500.0, R$817.1 and R$ 265.0, respectively, which was partially offset by the net increase of R$ 319.6 in the agreements with BNDES . The remaining decrease in gross indebtedness was caused by foreign exchange gains on debts, denominated mainly in US Dollars,  and losses related to market value adjustments of debts subject to hedge accounting.

Non-current liabilities

	2009	2008
Secured bank loans	91.9	86.3
Unsecured bank loans	2,556.2	2,676.1
Debentures and unsecured bond issues	3,453.6	3,919.4
Other unsecured loans	344.4	360.3
Financial leasing	14.1	27.5
	6,460.2	7,069.6

Current liabilities

	2009	2008
Secured bank loans	47.6	52.9
Unsecured bank loans	728.8	2,698.3
Debentures and unsecured bond issues	2.4	817.1
Other unsecured loans	14.4	8.4
Financial leasing	7.9	11.5
	801.1	3,588.2

Terms and debt repayment schedule

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	139.5	47.6	38.8	27.6	25.5	-
Unsecured bank loans	3,285.0	728.8	878.4	1,326.8	144.1	206.8
Debentures and unsecured bond issues	3,456.0	2.4	998.3	1,247.1	939.8	268.3
Unsecured other loans	358.9	14.4	180.4	23.6	38.5	102.0
Finance lease liabilities	21.9	7.9	7.4	6.4	0.2	-
	7,261.3	801.1	2,103.3	2,631.6	1,148.1	577.1

Finance lease liabilities

	2009
	Total	Interest	Principal
Less than one year	8.7	0.8	7.9
1 to 2 years	7.9	0.5	7.4
2 to 3 years	6.7	0.3	6.4
3 to 5 years	0.2	-	0.2
More than 5 years	-	-	-
	23.5	1.6	21.9

	2008
	Total	Interest	Principal
Less than one year	15.2	3.6	11.5
1 to 2 years	11.3	2.0	9.1
2 to 3 years	11.2	2.1	9.2
3 to 5 years	11.2	2.1	9.2
More than 5 years	-	-	-
	48.9	9.8	39.0

24. EMPLOYEE BENEFITS

AmBev maintains post-employment benefits, such as pension benefits and medical and dental care. According to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined contribution plans

These plans are funded by the participants and the sponsors, and are managed by privately administered pension funds. During the year 2009, the Company contributed R$ 7.4 (R$ 7.3 in 2008) to these funds, which is considered an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

The Company provides  pension benefits, health care benefits, reimbursement of expenses with drugs and other benefits to their retirees. Such benefits are not granted to new retirees.

The present value of funded obligations includes R$ 402.3 of two health care plans for which the benefits are provided directly by Fundação Antonio e Helena Zerrener (“FAHZ”). FAHZ is a legally distinct entity whose main goal is to provide AmBev’s current and retired employees and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2009 and 2008, actuarial liabilities related to the benefits provided by FAHZ are fully offset by an equivalent amount of  plans assets. As a result, the net liability recognized in the balance sheet is nil.

On December 31, the net liability for long-term and post-employment benefits consist of the following:

In millions of Brazilian reais	2009	2008
Present value of funded obligations	(2,997.6)	(2,942.1)
Fair value of plan assets	3,315.1	3,138.9
Present value of net obligations	317.5	196.8
Present value of unfunded obligations	(468.9)	(488.3)
Present value of net obligations	(151.4)	(291.5)
Unrecognized past service cost	2.7	5.8
Unrecognized assets	(605.2)	(466.7)
Net liability	(753.9)	(752.4)
Other long term employee benefits	(0.3)	(12.0)
Total employee benefits	(754.2)	(764.4)
Employee benefits amount in the balance sheet:
Liabilities	(767.9)	(784.3)
Assets	13.7	19.9
Net liabilities	(754.2)	(764.4)

The changes in the present value of the defined benefit obligations are as follows:

In millions of Brazilian reais	2009	2008	2007
Defined benefit obligation at 1 January	(3,430.4)	(3,771.4)	(3,834.4)
Service cost	(48.2)	(68.1)	(62.3)
Interest cost	(252.8)	(234.6)	(232.8)
New unvested past service cost	5.5	(3.0)	(0.2)
Actuarial gains and (losses)	(374.8)	495.5	43.2
Gains / (losses) on settlements or curtailments	22.2	-	-
Reclassifications	3.0	-	2.2
Exchange differences	343.6	(99.7)	62.4
Benefits paid	265.4	250.9	250.5
Defined benefit obligation at 31 December	(3,466.5)	(3,430.4)	(3,771.4)

The changes in the fair value of plan assets are as follows:

In millions of Brazilian reais	2009	2008	2007
Fair value of plan assets at 1 January	3,138.9	3,534.5	3,366.1
Expected return	268.0	283.2	310.7
Actuarial gains and (losses)	331.0	(645.9)	(34.4)
Contributions by employer	103.3	136.1	184.1
Contributions by plan participants	4.0	3.7	4.2
Exchange differences	(258.1)	78.2	(45.6)
Transfers	(6.6)	-	-
Benefits paid	(265.4)	(251.0)	(250.5)
Fair value of plan assets at 31 December	3,315.1	3,138.8	3,534.5

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

In millions of Brazilian reais	2009	2008	2007
Current service costs	(28.6)	(43.5)	(55.8)
Interest cost	(252.8)	(234.7)	(232.8)
Expected return on plan assets	268.0	283.2	310.7
Amortized past service cost	(14.4)	(0.5)	(15.0)
New vested past service cost	(15.5)	(17.7)	(2.3)
(Gains) losses on settlements or curtailments	39.6	-	-
Recognized past service cost	-	(3.1)	-
Asset limitation	(59.5)	(46.5)	(72.0)
	(63.2)	(62.8)	(67.3)

The employee benefit expenses are included in the following line items of the income statement:

In millions of Brazilian reais	2009	2008	2007
Cost of sales	(24.3)	(15.7)	(15.0)
Distribution expenses	(28.1)	(24.6)	(25.9)
Sales and marketing expenses	(0.8)	(0.7)	(0.7)
Administrative expenses	1.3	(21.8)	(25.7)
Other operating income and expense	(11.3)	-	-
	(63.2)	(62.8)	(67.3)

The assumptions used in the calculation of the obligations are as follows:

	2009	2008	2007
Discount rate	10.5%	8.1%	6.6%
Future salary increases	3.5%	3.8%	3.6%
Future pension increases	3.5%	2.4%	2.3%
Medical cost trend rate	12.3% p.a. reducing to 8.2%	8.9% p.a. reducing to 6.6%	9.2% p.a. reducing to 6.5%
Dental claims trend rate	6.2%	4.6%	4.0%
Life expectation for an over 40 years old male	80	80	80
Life expectation for an over 40 years old female	84	85	84

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2009	2008	2007
Discount rate	8.1%	6.6%	4.8%
Expected return on plan assets	13.2%	8.4%	5.7%
Future salary increases	3.8%	3.6%	2.6%
Future pension increases	2.4%	2.3%	1.6%
Medical cost trend rate	8.9% p.a reducing to 6.6%	9.2% p.a reducing to 6.5%	6.7% p.a reducing to 3.9%
Dental claims trend rate	4.6%	4.0%	4.1%

(i) Since the assumptions are nominal rates in different currencies the Company have converted the foreign rates into reais equivalents based on the 2 year forward currency exchange rates. The weighted average assumptions are calculated based on these reais equivalents.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

In millions of Brazilian reais	2009		2008		2007
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(6.7)	5.8	(7.4)	6.2	(7.5)	6.3
Effect on the defined benefit obligation for medical cost	(65.9)	57.6	(57.1)	48.8	(78.8)	67.8

In order to comply with the disclosure requirements of IAS 1 Presentation of Financial Statements, the Company's sensitivity analysis in relation to the discount rates, future salary increases and mortality rates is presented below:

In millions of Brazilian reais	2009		2008		2007
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	1.3	(0.1)	1.4	(1.0)	1.6	(1.1)
Effect on the defined benefit obligation for medical cost	177.1	(190.5)	156.7	(168.4)	230.6	(243.5)

In millions of Brazilian reais	2009		2008		2007
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(0.8)	0.8	(1.1)	1.1	(1.1)	1.1
Effect on the defined benefit obligation for medical cost	5.4	(5.5)	(6.3)	6.1	(8.9)	8.7

In millions of Brazilian reais	2009		2008		2007
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(4.1)	4.0	(8.9)	9.0	(9.3)	9.1
Effect on the defined benefit obligation for medical cost	(61.8)	59.7	(89.8)	87.5	(123.0)	119.9

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at 31 December consist of the following:

	2009	2008
Government bonds	27%	47%
Corporate bonds	10%	13%
Equity	60%	39%
Property	3%	2%

The pension plan includes indirect investments in shares issued by the Company for a total fair value of R$ 1.8 (R$ 1.0 on December 31, 2008).

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

The three years history for the present value of defined benefit obligations, the fair values of plans assets and the pension/contingency reserves, are presented as follows:

In millions of Brazilian Reais	2009	2008	2007
Present value of the defined benefit obligations	(2,997.6)	(2,942.1)	(3,227.4)
Fair value of plan assets	3,315.1	3,138.9	3,534.5
Pension/contingency reserves	317.5	196.8	307.1
Experience adjustments: (increase)/decrease plan liabilities	(374.8)	495.5	43.2
Experience adjustments: increase/(decrease) plan assets	331.0	(645.9)	(34.4)

AmBev expects to contribute approximately R$ 115.0 to its defined benefit plans in 2010.

25. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders. The Plan is managed by the Board of Directors. The Board of Directors periodically creates option plans, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the options plan and issued during 2009 cliff vest after 5 years.

In the first semester of 2009 AmBev granted 456 thousand options to its employees, representing a fair value of approximately R$ 28.2 and 78 thousand options were granted to members of the Board of Directors, representing a fair value of approximately R$ 5.1.

In the second semester of 2009 AmBev granted 839 thousand options to its employees, representing a fair value of approximately R$ 78.3 and 258 thousand options were granted to members of the Board of Directors, representing a fair value of approximately R$ 23.6.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2009 grants are as follows:

In R$	(1) 2009 B	(2) 2009 A	(3) 2008	(4) 2007
Fair value of options granted	90.56	66.23	83.55	61.83
Share price	133.99	97.93	134.19	108.84
Exercise price	130.06	92.28	124.97	95.18
Expected volatility	45.1%	48.2%	33.0%	25.5%
Vesting period	5	5	5	4
Expected dividends	0%	0%	0%	0%
Risk-free interest rate	12.6%	11.8%	12.5%	10.6%

(1)	Option plan based on the bonus paid in the third quarter of 2009 related to the profit of the first half of 2009
(2)	Option plan based on the bonus paid in the first half of 2009 related to the 2008 profit.
(3)	Option plan based on the bonus paid in the first half of 2008 related to the 2007 profit.
(4)	Option plan based on the bonus paid in the first half of 2007 related to the 2006 profit.

As per the terms of the Option Plan for 2009, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

The total number of outstanding options developed as follows:

Thousand options	2009	2008	2007
Options outstanding at January 1	2,829	2,295	2,439
Options issued during the year	1,631	803	845
Options exercised during the year	122	128	611
Options forfeited during the year	224	141	378
Options outstanding at December 31	4,114	2,829	2,295

The range of exercise prices of the outstanding options is between R$ 52.68 and R$ 130.06 and the weighted average remaining contractual life is approximately 5.02 years.

Of the 4,114 thousand outstanding options, 415 thousand options are vested at December 31, 2009.

The weighted average exercise price of the options is as follows:

In R$ per share	2009	2008	2007
Options outstanding at January 1	97.52	84.34	64.76
Options issued during the year	122.18	134.19	108.84
Options exercised during the year	57.37	94.94	63.67
Options forfeited during the year	99.34	75.70	60.25
Options outstanding at December 31	103.77	97.52	84.34
Options exercisable at December 31	55.14	55.20	50.65

The Company may use the treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all options plans.

Additionally, some employees and directors of AmBev have received options to acquire AB-InBev shares, whose compensation cost is recognized in the Company’s financial statements of  December 31, 2009.

The above described share-based payment transactions resulted in a total expense of R$ 134.7 for the year 2009 (R$ 57.8 and R$ 38.7 for the years 2008 and 2007 respectively).

26. PROVISIONS

	Restructuring	Disputes	Other	Total
Balance at December 31, 2007	34.6	998.7	—	1,033.3
Effect of changes in foreign exchange rates	(0.3)	23.4		23.1
Provisions made	7.2	295.3	—	302.5
Provisions used	(23.1)	(177.6)	—	(200.7)
Provisions reversed	(3.0)	(131.4)	—	(134.3)
Transfer between account	—	(140.4)	140.4	—
Other movements	—	40.8	—	40.8
Balance at December 31, 2008	15.5	908.8	140.4	1,064.7
Effect of changes in foreign exchange rates	(1.6)	(46.6)	-	(48.2)
Provisions made	3.9	527.1	-	531.0
Provisions used	(11.4)	(124.7)	-	(136.1)
Provisions reversed	-	(413.5)	-	(413.5)
Other movements	-	37.4	(19.8)	17.6
Balance at December 31, 2009	6.4	888.5	120.6	1,015.5

Provision for disputes mainly comprises tax and labor lawsuits (see note 31).

The provisions are expected to be settled within the following time windows:

In millions of reais	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Non-current restructuring	6.4	3.6	2.8	-	-
Total	6.4	3.6	2.8	-	-

In millions of reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years
Disputes
Civil	29.7	2.8	8.1	12.5	6.3
Taxes on sales	387.4	48.5	67.8	135.5	135.5
Income tax	145.8	8.2	27.6	54.9	55.2
Labor	226.3	23.2	42.5	83.9	76.7
Other	99.3	9.9	18.8	55.0	15.6
Total	888.5	92.6	164.8	341.8	289.3

Other	120.6	-	-	-	120.6
Total	1,015.5	96.2	167.6	341.8	409.9

The expected settlement was based on management's best estimate at the balance sheet date.

27. TRADE AND OTHER PAYABLES

Non-current

	2009	2008
Trade payables	25.5	15.8
Sales tax incentives (“ICMS”)	608.6	583.0
Other payables	29.5	27.6
	663.6	626.4

Current

	2009	2008
Trade payables and accrued expenses	3,567.8	3,308.3
Payroll and social security payables	432.9	308.6
Indirect tax payable	1,374.9	1,325.5
Interest payable	93.3	365.5
Consigned packaging	71.9	77.6
Cash guarantees	3.1	4.4
Derivative financial instruments with negative fair values	666.2	418.8
Dividends payable	67.3	300.1
Other payables	2.5	38.7
	6,279.9	6,147.5

28. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to set out guidelines for the management of financial risks inherent to the capital markets in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) balance translation risks and (iv) credit risks of financial counterparts.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investments amounts. The policy states that all the  risks recognized (e.g., foreign currency and interest) shall be protected by contracting derivative instruments. Existing risks but not yet recognized (e.g., future contracts for the purchase of raw material and property, plant and equipment) shall be protected using projections for the period necessary for the Company to adapt to the new price scenario, that may vary from ten to fourteen months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use foreign exchange, interest,  and commodities derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchange securities, deliverable forwards, non-deliverable forwards, linear options and swaps. On December 31, 2009, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified per strategy according to its purpose, as follows:

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against foreign exchange variations and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments. Therefore, their results, measured according to their fair value, are recognized in each accounting period in financial results. The derivatives used to protect the risks associated with Quinsa Bonds, with a maturity in 2012, and the Labatt's  loan in Reais were designated as  cash flow hedge  instruments .The result of these operations  are calculated at  their fair value and allocated to the shareholders’ equity until  the recognition of the  correspondent hedged item , when the  accumulated results are allocated to the corresponding account.

ii) Operational hedge – Operations contracted with the purpose of reducing the Company’s exposure, net of tax effects, to the fluctuation of exchange variation and raw material prices, investments, equipment and services to be acquired. All derivatives recorded in this strategy are classified as cash flow hedge instruments. Thus, net results of such operations calculated at fair value, are recorded in the shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the corresponding accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variation of operations between the Company and its subsidiaries abroad. On December 31, 2009, the Company has operations, on which the foreign exchange variation has asymmetric tax effects.

- Loan agreements with subsidiaries:
AmBev - Dunvegan - US$ 237.9 equivalent to R$ 414.2;
AmBev - NCAQ - US$ 132.2 equivalent to R$ 230.3;
AmBev - Monthiers - US$ 297.4 equivalent to R$ 517.8;

- Debt securities issued abroad by AmBev in the amount of  US$ 670.8 equivalent to R$ 1,168.1, held by the subsidiary Monthiers.

- Accounts payable AmBev - Dunvegan US$ 61.4 equivalent to R$ 106.9.

In order to eliminate the asymmetric tax effect, the Company contracted derivative instruments (future contracts), which are measured according to their fair value and recognized on the accrual basis in the income tax result of each period.

On December 31, 2009 and 2008, these instruments’ contracted amounts and their respective fair values, as well as each years’ accumulated effects, are detailed in the table below:

		Notional Amount		Fair Value
		2009	2008	2009	2008
Purpose / Risk/ Instrument
Foreign Currency	Future contracts(1)	1,155.2	1,630.1	0.1	(53.0)
Foreign Currency	Options	707.6	-	38.3	-
Foreign Currency	Non Deliverable Forwards	707.5	984.7	(10.4)	161.2
Foreign Currency	Deliverable Forwards	446.9	315.8	(27.2)	13.4
Interest Rates	Future contracts	(300.0)	(1,000.0)	-	(0.5)
Commodity	Future contracts	213.3	236.8	54.4	(53.0)
Commodity	Swaps	479.0	471.0	106.7	(293.7)
Operational Hedge		3,409.5	2,638.4	161.9	(225.6)
Foreign Currency	Future contracts(1)	(289.2)	(713.4)	(0.1)	23.2
Foreign Currency	Swaps	2,343.5	2,635.6	(351.0)	172.9
Foreign Currency	Non Deliverable Forwards	1,121.8	1,469.3	466.0	379.3
Interest Rates	Future contracts	0		0
Interest Rates	Future contracts(1)	55.0	382.0	0.5	(0.2)
Interest Rates	Swaps	20.8	921.7	32.2	14.6
Financial Hedge		3,251.9	4,695.2	147.6	589.8
Foreign Currency	Future contracts(1)	(1,266.5)	(1,590.3)	(0.2)	52.7
Fiscal Hedge		(1,266.5)	(1,590.3)	(0.2)	52.7
Total Derivatives		5,394.9	5,743.3	309.3	416.9

		Result
		2009(2)	2008
Purpose / Risk/ Instrument
Foreign Currency	Future contracts(1)	(450.3)	408.9
Foreign Currency	Non Deliverable Forwards	(109.9)	174.6
Foreign Currency	Deliverable Forwards	(38.1)	9.7
Interest Rates	Future contracts	(0.6)	(12.7)
Commodity	Future contracts	105.8	(86.3)
Commodity	Swaps	208.2	(303.7)
Operational Hedge		(284.9)	190.5
Foreign Currency	Future contracts(1)	138.1	(34.1)
Foreign Currency	Swaps	(690.1)	347.0
Foreign Currency	Non Deliverable Forwards	215.2	41.1
Interest Rates	Future contracts(1)	(6.6)	(0.3)
Interest Rates	Swaps	52.9	(23.0)
Financial Hedge		(290.5)	330.7
Foreign Currency	Future contracts(1)	421.9	(302.4)
Fiscal Hedge		421.9	(302.4)
Total Derivatives		(153.5)	218.8

(1)	Futures contracts are traded on organized futures exchanges, whereas other derivative financial instruments are traded directly with financial institutions.

(2)
Income generated by operations during 2009. Of the amount generated in the year, R$ 137.0 was recognized in the income statement, of which R$ (284.9) as financial income and R$ 421.9 as income tax and social contribution. The operational hedge result of  R$ (284.9) was allocated to shareholders' equity, partially amortizing the accumulated results of previous years which will be recognized in future periods in accordance with the maturity of each instrument. Part of this loss was already recognized in the Company's results in 2009 according to the nature of each hedge.

These instruments, as of December 31, 2009, at Fair Value and Notional amount per instrument, matured as follows:

		Fair Value
		2010	2011	2012	2013	>2013	Total
Purpose / Risk / Instruments
Foreign Currency	Future contracts	0.1	-	-	-	-	0.1
Foreign Currency	Options	30.5	7.8	-	-	-	38.3
Foreign Currency	Non Deliverable Forwards	(12.5)	2.1	-	-	-	(10.4)
Foreign Currency	Deliverable Forwards	(26.4)	(0.9)	-	-	-	(27.3)
Commodity	Future contracts	42.3	12.1	-	-	-	54.4
Commodity	Swaps	81.0	25.8	-	-	-	106.8
Operational Hedge		115.0	46.9	-	-	-	161.9
Foreign Currency	Future contracts	-	(0.1)	-	-	-	(0.1)
Foreign Currency	Swaps	(3.4)	(145.4)	-	(202.2)	-	(351.0)
Foreign Currency	Non Deliverable Forwards	2.3	330.0	133.7	-	-	466.0
Interest Rates	Future contracts	-	-	-	-	0.5	0.5
Interest Rates	Swaps	15.1	(4.2)	2.2	-	19.1	32.2
Financial Hedge		14.0	180.3	135.9	(202.2)	19.6	147.6
Foreign Currency	Future contracts	(0.2)	-	-	-	-	(0.2)
Fiscal Hedge		(0.2)	-	-	-	-	(0.2)
Total Derivatives		128.8	227.2	135.9	(202.2)	19.6	309.3

		Notional Value
		2010	2011	2012	2013	>2013	Total
Purpose / Risk / Instruments
Foreign Currency	Future contracts	1,155.2	-	-	-	-	1,155.2
Foreign Currency	Options	563.3	144.3	-	-	-	707.6
Foreign Currency	Non Deliverable Forwards	612.1	95.4	-	-	-	707.5
Foreign Currency	Deliverable Forwards	436.0	10.9	-	-	-	446.9
Interest Rates	Future contracts	(300.0)	-	-	-	-	(300.0)
Commodity	Future contracts	178.7	34.6	-	-	-	213.3
Commodity	Swaps	364.1	114.9	-		-	479.0
Operational Hedge		3,009.4	400.1	-		-	3,409.5
Foreign currency	Future Contracts	(92.0)	(202.0)	0.4	-	4.4	(289.2)
Foreign currency	Swaps	-	1,252.4	-	1,091.2	-	2,343.6
Foreign currency	Non Deliverable Forwards	(65.5)	600.8	586.5	-	-	1,121.8
Interest Rates	Future Contracts	90.0	80.0	(2.5)	-	(112.5)	55.0
Interest Rates	Swaps	0.0	(113.4)	(165.8)	-	300.0	20.8
Financial Hedge		(67.5)	1,617.8	418.6	1,091.2	191.9	3,252.0
Foreign Currency	Future Contracts	(1,266.5)	-	-	-	-	(1,266.5)
Fiscal Hedge		(1,266.5)	-	-	-	-	(1,266.5)
Total Derivatives		1,675.4	2,017.9	418.6	1,091.2	191.9	5,395.0

The Company has identified the main risk factors that may generate losses in its operations with derivative financial instruments. Accordingly, it has developed a sensitivity analysis based in 3 scenarios, which may impact on future results and /or cash flows of the  Company, as described below:

1 – Base scenario: maintenance of foreign exchange rate, interest and commodities prices on the same levels observed on December 31, 2009.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2009.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2009.

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for protection along with each transaction’s hedge objects.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR[3] (R$)
Foreign Currency	Future Contracts	Dollar decrease	0.1	(288.7)	(577.5)	157.6
Foreign Currency	Options	Dollar decrease	-	-	-	27.9
Foreign Currency	NDFs	Dollar and Euro decrease	(10.4)	(196.8)	(383.3)	35.7
Interest Rates	Deliverable Forwards	Dollar decrease	(27.2)	(139.0)	(250.7)	41.9
Interest Rates	Future Contracts	Reduction in Interbank Deposit Certificate (CDI)	-	-	(0.1)	-
Commodity	Future Contracts	Commodities decrease	54.4	1.1	(52.3)	53.4
Commodity	Swaps	Commodities decrease	106.7	(13.0)	(132.8)	86.7
Operational Hedge
Foreign Currency	Future Contracts	Dollar increase	(0.1)	(72.4)	(144.7)	16.8
Foreign Currency	Swaps	Dollar decrease	(351.0)	(936.8)	(1,522.7)	366.7
Foreign Currency	NDFs	Dollar decrease	466.0	185.6	(94.9)	133.5
Interest Rates	Future Contracts	Increase in interest rate	0.5	(8.6)	(17.1)	3.0
Interest Rates	Swaps	Increase in interest rate	32.2	(8.0)	(16.0)	4.3
Financial Hedge
Foreign Currency	Future Contracts	Dollar increase	(0.2)	(316.9)	(633.5)	194.1
Fiscal Hedge

3)	unaudited information

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario
Foreign exchange hedge	Dollar and euro decrease	(35.8)	(610.7)	(1,185.7)
Raw material purchases		35.8	787.6	1,539.5
Commodities hedge	Decrease on Commodities price	161.1	(12.0)	(185.1)
Input purchases		(161.1)	12.0	185.1
Foreign exchange hedge	Dollar and euro decrease	(1.7)	(13.8)	(25.9)
Capex purchase		1.7	13.8	25.9
Operational hedge		123.6	(636.5)	(1,396.7)
Operational purchases		(123.6)	813.4	1,750.5
Net effect		-	176.9	353.8
Foreign exchange hedge	Foreign currency decrease	115.0	(823.6)	(1,762.3)
Net debt		(115.0)	823.6	1,762.3
Interest rate hedge	Decrease in interest rates	32.6	(16.6)	(59.3)
Interest Expenses		(32.6)	16.6	59.3
Financial hedge		147.6	(840.2)	(1,821.6)
Net debt and interest		(147.6)	840.2	1,821.6
Net effect		-	-	-
Foreign exchange hedge	Dollar increase	(0.2)	(316.9)	(633.5)
Tax expenses		0.2	316.9	633.5
Fiscal hedge		(0.2)	(316.9)	(633.5)
Tax expenses		0.2	316.9	633.5
Net effect		-	-	-

During 2009, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” was:

Description	Decrease (Increase) in the cost of goods sold
Currency hedge	212.7
Hedge of aluminum	(172.8)
Hedge of sugar	34.3
Hedge of wheat	(50.1)
Hedge of fuel	(1.0)
Total	23.1

On December 31, 2009, unrealized gains in the amount of R$ 319.2 were recorded in shareholders’ equity. Such gain will be recognized as a credit in the Company’s result, when the corresponding finished products are sold and the remaining balance in operating expenses, if an expense hedge, or in property, plant and equipment, on the occasion of its acquisition, if a Capex hedge.

Ascertainment of fair value of derivatives

The Company evaluates derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability ends are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given as guarantee

Aiming to comply with the guarantees required by the derivative exchanges and/or counterparts in certain operations with derivative instruments, as of December 31, 2009 the Company kept an amount of R$ 78.9 in immediate liquidity financial investments or cash investments, classified as cash and cash equivalents (R$ 226.4 on December 31, 2008).

Classification of financial instruments as per the fair value measurements

In accordance with IFRS 7, the classification of fair value instruments that the Company held is shown below.

	Level 1	Level 2	Total
Financial Assets
Financial Assets measured by fair value through profit and loss	5.5	67.3	72.8
Derivatives	5.5	15.0	20.5
Non Derivatives	-	52.3	52.3
Derivatives - Cash Flow Hedge	76.5	653.1	729.6
Derivatives – Fair Value Hedge	-	225.5	225.5

Financial Liabilities
Financial Liabilities measured by fair value through profit and loss	1.7	2,336.4	2,338.1
Derivatives	1.7	66.0	67.7
Non Derivatives	-	2,270.4	2,270.4
Derivatives- Cash Flow Hedge	5.8	70.8	76.6
Derivatives – Fair Value Hedge	27.4	494.5	521.9

Level 1 – valuation by quoted prices (unadjusted) in active markets;

Level 2 – Other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (e.g., active markets prices) or indirectly (e.g., derived valuation techniques that use data from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

Debt financial instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures are recorded at cost value, monetarily restated according to the effective rate method, plus monetary and exchange variations, according to closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are designated as items subject to fair value hedge. As such, variations in the fair value of the hedged risk factors are recognized in the income statement in contra account to the amount of their respective debts.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional gain, before income and social contribution taxes, of R$ 144.1 on December 31, 2009 (R$ (268.8) as a loss and R$ 466.5 on December 31, 2008 and 2007 respectively), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital BRL (Labatt)	1,188.2	917.9	270.4
Syndicated Facility (CAD)	709.7	709.7	-
TBS (CAD) (i)	156.7	156.6	0.1
International financing (other currencies)	760.7	760.7	-
Agro-industrial credit	185.0	185.0	-
BNDES/FINEP/EGF	583.4	583.4	-
Bond 2011	998.3	1,010.8	(12.5)
Bond 2013	939.8	1,009.9	(70.1)
Bond 2017	268.3	294.4	(26.1)
Debentures	1,247.1	1,264.8	(17.7)
Tax incentives	202.1	202.1	-
Financial Leasing	21.9	21.9	-
Total	7,261.2	7,117.2	144.1

(i)           Beer Store’s debt in Canadian dollars.  The figures shown are proportionally consolidated by Labatt Canada.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds on the reference date as December 31, 2009, being approximately 116.11% of face value for Bond 2011, 116.00% for Bond 2013, 98.14% for Bond 2017  and 99.33% for Debentures 2012 (110.19% for Bond 2011, 110.55% for Bond 2013, 72.42% for Bond 2017 and 97.44% for Debentures 2012, in December 31, 2008 and e 116.75% for o Bond 2011, 116.67% for Bond 2013 e 86,91% for Bond 2017 in December 31, 2007).

Liquidity risk

The following are the contractual maturities of non-derivatives financial liabilities including interest payments and derivative financial assets and liabilities:

2009
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139.5	(38.6)	(47.6)	(38.8)	(53.1)	-
Unsecured bank loans	3,285.0	(482.0)	(728.8)	(878.4)	(1,471.0)	(206.8)
Debentures and unsecured bond issues	3,456.1	(873.9)	(2.4)	(998.3)	(2,186.9)	(268.3)
Unsecured other loans	358.7	(29.9)	(14.3)	(180.4)	(62.0)	(102.0)
Finance lease liabilities	21.9	(3.3)	(7.9)	(7.4)	(6.6)	-
Bank overdraft	18.6	(18.6)	(18.6)	-	-	-
Trade and other payables	6,180.5	(6,180.5)	(6,180.5)	-	-	-
Total	13,460.3	(7,626.8)	(7,000.1)	(2,103.3)	(3,779.8)	(577.1)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	20.0	(57.0)	2.4	(66.2)	3.3	3.5
Foreign exchange derivatives	467.0	384.1	(76.1)	330.0	130.2	-
Interest rate & FX derivatives	(338.0)	(510.0)	2.0	(287.7)	(224.3)	-
Commodity derivatives	161.1	157.3	162.8	(5.5)	-	-
Total	310.0	(25.6)	91.1	(29.4)	(90.8)	3.5

2008
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139.2	(211.8)	(66.7)	(12.8)	(132.3)	-
Unsecured bank loans	5,374.3	(6,397.9)	(3,253.9)	(506.9)	(2,310.6)	(326.5)
Debentures and unsecured bond issues	4,736.4	(7,631.0)	(1,636.9)	(706.9)	(4,844.5)	(442.7)
Unsecured other loans	368.9	(505.6)	(46.5)	(92.0)	(258.5)	(108.6)
Finance lease liabilities	39.0	(48.8)	(15.1)	(17.9)	(15.8)	-
Bank overdraft	18.8	(18.8)	(18.8)	-	-	-
Trade and other payables	6,393.9	(6,397.0)	(5,770.6)	(626.4)	-	-
Total	17,070.5	(21,210.9)	(10,808.5)	(1,962.9)	(7,561.7)	(877.8)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	13.9	(52.8)	(10.1)	31.2	(41.5)	(32.4)
Foreign exchange derivatives	569.3	259.4	130.8	73.6	55.0	-
Interest rate & FX derivatives	180.5	(1,447.6)	21.2	5.8	(1,474.5)	-
Commodity derivatives	(346.8)	(299.5)	(296.2)	(3.4)	-	-
Total	416.9	(1,540.5)	(154.3)	107.2	(1,461.0)	(32.4)

2007
Non derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	922.7	(1,088.4)	(253.7)	(792.9)	(41.8)	-
Unsecured bank loans	3,776.2	(4,306.1)	(1,920.9)	(748.5)	(1,232.1)	(404.6)
Unsecured bond issues	4,682.8	(6,592.5)	(841.0)	(1,744.6)	(2,722.9)	(1,284.1)
Unsecured other loans	379.9	(434.9)	(64.2)	(64.9)	(212.7)	(93.2)
Finance leasing liabilities	39.3	(46.2)	(9.9)	(5.9)	(30.4)	-
Bank overdraft	67.3	(67.3)	(67.3)	-	-	-
Trade and other payables	5,062.7	(5,062.7)	(4,397.2)	(665.5)	-	-
Total	14,930.9	(17,598.1)	(7,554.1)	(4,022.3)	(4,239.9)	(1,781.9)

Derivatives financial liabilities	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	(139.6)	(96.9)	(5.3)	(20.2)	(21.4)	(50.0)
Foreign exchange derivatives	(317.5)	157.1	(23.4)	32.5	148.1	-
Interest rate & FX derivatives	(227.2)	(1,736.8)	(666.0)	(140.3)	(437.9)	(492.7)
Commodity derivatives	(25.0)	(18.1)	(19.3)	1.2	-	-
Total	(709.3)	(1,694.7)	(714.1)	(126.8)	(311.2)	(542.7)

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

Aiming to minimize the credit risk with its counterparties in significant derivative operations, the Company adopts bilateral “trigger” clauses. Pursuant to these clauses, whenever the fair value of an operation exceeds a percentage of its notional value (usually between 10% and 15%), the debtor shall settle the difference related to this limit on behalf of the creditor. On December 31, 2009, the total amount of this limit is R$ 205.5 (equivalent to US$ 118.0) in derivative operations contracted in Brazil, and R$ 113.2 (equivalent to US$ 65.0) in derivative operations contracted abroad.

On December 31, 2009, the Company had its main short-term investments in the following financial institutions: ABN Amro Real, Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Banco Votorantim, Citibank, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Nuevo Banco Comercial, Prudential Securities, Santander, ScotiaBank, Societé Generale, Standard Bank and TD Securities.

29. OPERATING LEASES

Operating leases mature as follows:

	2009	2008	2007
Less than one year	43.8	48.6	45.9
One to five years	130.3	133.5	125.9
More than five years	93.7	57.6	61.9
	267.8	239.7	233.8

In 2009, the operating lease expense amounted to R$ 46.5 in the income statement (R$ 53.9 and R$ 31.4 in 2008 and 2007 respectively).

The Company primarily leases warehouses and offices. The lease is normally made for a period of 5 to 10 years, with a renewal option after that date.

30. COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, ADVANCES FROM CUSTOMERS AND OTHER

	2009	2008	2007
Collateral given for own liabilities	574.7	731.3	613.9
Contractual commitments to purchase property, plant and equipment	38.6	148.9	253.5
Other commitments	181.9	128.3	4.6
	795.2	1,008.5	872.0

The collateral given for own liabilities total R$ 795.2 on December 31, 2009 including  R$ 497.8 cash guarantees. The cash deposits for guarantees are presented as part of other receivables – see note 18 - Receivables. In addition, to fulfill the guarantees demanded by the derivative exchanges and/or the other parties contracted in certain derivative financial instrument transactions, the Company maintains on December 31, 2009, R$ 78.9 in highly liquid financial investments or in cash – see note 28 - Risks Arising from Financial Instruments.

The ageing of contractual commitments related to the purchase of fixed assets at December 31, 2009 is shown below:

Less than 01 year	35.6
Between 01 and 02 years	3.0
38.6

31. CONTINGENCIES

Lawsuits with probable losses:

Sales taxes – “ICMS” and “IPI”

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. Such proceedings involve, among others, compensations, credits and fulfillment of judicial injunctions exempting from tax payment. The amount related to these taxes recorded on December 31, 2009 and 2008 was R$ 244.3 and R$ 427.0, respectively.

Labor

The Company is involved in approximately 4,100 labor proceedings with former employees and former employees from service providers, with a probable chance of loss. The main issues relate to overtime, its effects and respective charges. The amount related to labor contingencies recorded on December 31, 2009 and 2008 was R$ 226.3 and R$ 249.5, respectively.

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which had their contracts terminated. Such former distributors mainly claim damages resulting from the termination of the contracts.

Tax Debt Repayment Program

The Company’s management has decided to include under the Tax Debt Repayment Program, introduced by Federal Law 11,941/09, some of its current tax lawsuits. As a result, the Company expects to pay an amount of approximately R$ 370.0 in 180 months. The related accounting impacts are included in Note 26 - Provisions.

Lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.
Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding of the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries domiciled abroad.

Based on the opinion of its legal advisors, Company’s management understands that these tax assessments were made based on an incorrect analysis of the laws mentioned above, because, among other factors: (i) the tax authorities adopt a concept of availability of results that did not exist in the prevailing laws in the period referred to in the tax assessments and (ii) they disregard the existence of a treaty entered into between Brazil and Spain to avoid double taxation.

The total value of  tax assessments against the Company whose probability of loss is possible, but not probable, is R$ 2,855.3.

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim to receive the dividends relative to these shares since 2003 (approximately R$ 156.2), in addition to legal fees and charges. In case the Company loses all these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, with the Company receiving in counterpart funds substantially lower than the current market value of its shares.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding No 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other mileage programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$ 352,0.

AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already rendered a letter of guarantee for this purpose.

Based on our advisors’ analysis, we understand that this is a contingency with risk of possible loss  (but not probable), and therefore we have not recorded a provision in our financial statements.

We are also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which we believe contravenes applicable competition rules and regulations.

Suit against Brazilian Beer Industry

On October 28, 2008, the Federal Prosecutor’s Office filed a suit for damages against AmBev and two other beverage companies claiming total damages of approximately R$ 5.5 billion (of which about R$ 4.2 billion is demanded from AmBev). This value includes additional demands made by third parties that joined the process.

The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health and that beer is the most consumed alcoholic beverage in Brazil; (ii)  defendants have approximately 90% of the Brazilian beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol, and, hence, the damages to society. AmBev believes such claims are without merit and intends to vigorously defend against this litigation.
Based on our advisors’ analysis, we understand that this is a contingency with risk of a remote loss.

Contingent assets

On December 31, 2009, the Company does not have contingent assets for which the probability of success is probable to be disclosed.

32.  RELATED PARTIES

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to the Stock Option Plan, as mentioned in Note 25.

The total expenses with the Company’s Management members in key functions are as follows:

	2009	2008	2007
Short-term Management benefits (i)	41.6	16.0	13.3
Share-based payments (ii)	25.8	10.4	8.1
Total Key Management Remuneration	67.4	26.4	21.4

(i)	These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii)	These correspond to the compensation cost of stock options granted to Management members.

Before January 1, 2003, AmBev had deferred payment stock purchase plans. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 was grandfathered and may be requested. The current Stock Ownership Plan is the result of revised text approved in AmBev's Extraordinary General Meeting of April 27, 2007.

Excluding the abovementioned plan, AmBev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

Transactions with other related parties:

The Fundação Antonio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”) is one of the Company’s shareholders, with 16.90% of the voting rights and 9.49% of share capital. FAHZ is also a legally independent entity whose main goal is to provide AmBev’s employees, both active and inactive (retirees), and managers with health care and dental assistance, assistance in technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2009, 2008 and 2007, actuarial liabilities related to the benefits provided directly by FAHZ are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.
The expenses incurred by FAHZ in providing the benefits mentioned above to AmBev’s employees totaled R$ 107.7 on December 31, 2009 (R$ 93.3 and R$ 81.6 on December 31, 2008 and 2007 respectively), of which R$ 91.0 (R$ 81.0 and R$ 70.1 on December 31, 2008 and 2007 respectively) related to active employees and R$ 16.6 (R$ 12.3 and R$ 11.5 on December 31, 2008 and 2007 respectively) related to inactive employees.

There is a goodwill special reserve on the Company’s equity used to AmBrew and Interbrew increase capital on AmBev. This reserve is consequence from the transaction between AB InBev and AmBev from March 4, 2004. The capital increase from 2009 related to this reserve, is stated on Note 21- Changes in Equity.

Jointly controlled entities

AmBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canada (Brewers Retail Inc and Brewers' Distributor Ltd.) and two entities in Brazil (Ice Tea do Brasil Ltda. and Agrega Inteligência em Compras Ltda.). The following amounts represent the participation of AmBev in these entities and they were included in the consolidated financial statement:

In million of Reais	2009	2008
Non-current assets	131.7	157.1
Current assets	95.2	130.7
Non-current liabilities	198.6	187.4
Current liabilities	160.1	123.9
Result from operations	16.3	13.0
Profit attributable to equity holders	23.6	1.6

Transactions with associates

AmBev transactions with associates were as follows:

In million of Reais	2009	2008	2007
Net sales	11.1	10.5	(0.8)
Current assets	-	-	0.5
Current liabilities	65.5	30.3	6.0

Transaction with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A ) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

33. EVENTS AFTER THE BALANCE SHEET DATE

a)           Dividend and interest on equity

On March 1, 2010, the Company approved the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2010, at R$1.10 per common share and R$1.21 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on shareholders' equity to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2010, at R$0.45 per common share and R$0.49 per preferred share. The distribution of interest on shareholders' equity shall be taxed pursuant to applicable law, which shall result in a net distribution of R$0.38 per common share and R$0.42 per preferred share.

The aforementioned payments shall be made as from April 1, 2010, without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be March 18, 2010 for BM&FBovespa shareholders and March 23, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from March 19, 2010.

34. CORRECTION OF DISCLOSURE OF FINANCIAL STATEMENTS PREVIOUSLY ISSUED

Subsequent to the issuance of financials statements for the year-ended December 31, 2008, AmBev’s management identified an error in the calculation of weighted average number of shares (diluted) of 2008 and 2007 (comparative information).  In each case, the error caused an understatement of EPS for the relevant period.  The errors did not impact net income or shareholders’ equity.

The earnings per share (diluted) disclosed in the consolidated income statements and in the charts in note 22, related to the weighted average number of shares (diluted), earnings per share (diluted), and income before special items (diluted) attributable to equity holders of AmBev were adjusted to correct such error. The impact of these corrections is summarized below:

Thousand shares
Weighted average number of shares (diluted):	Corrected	Previously disclosed
Preferred – December 31, 2008	269,374	313,313
Common – December 31, 2008	344,906	350,859

Preferred – December 31, 2007	280,221	360,043
Common – December 31, 2007	344,576	357,546

In Reais (R$)
Diluted EPS:	Corrected	Previously disclosed
Preferred – December 31, 2008	8.78	8.10
Common – December 31, 2008	7.98	7.36

Preferred – December 31, 2007	8.43	7.30
Common – December 31, 2007	7.66	6.64

In Reais (R$)
Diluted EPS before special items:	Corrected	Previously disclosed
Preferred – December 31, 2008	8.88	8.19
Common – December 31, 2008	8.07	7.44

Preferred – December 31, 2007	8.31	7.20
Common – December 31, 2007	7.55	6.54

35. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 47.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26º andar - Buenos Aires	99.6%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 e Rua Chuquisaca – La Paz	86.1%

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1.017, 4º andar, cj. 44 e 42 - Itaim Bibi, São Paulo.	Consolidating Company

AMBEV BRASIL BEBIDAS LTDA. - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna – SP	100.0%

AROSUCO AROMAS E SUCOS LTDA. - Avenida Buriti, 5.385 Distrito Industrial - Manaus – AM	100.0%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna – SP	100.0%

FRATELLI VITA BEBIDAS S.A. - Estrada do Engenho D'Água nº 199-Fundos Jacarepaguá – RJ	99.5%

TAURUS INVESTMENTS SPC - Queensgate House, South Church Street, P.O. Box 1234 George Town Grand Cayman Cayman Islands	100.0%

Canada
LABATT BREWING COMPANY LIMITED - 207 Queen's Quay West, Suite 299 - M5J 1A7 – Toronto	100.0%

Dominican Republic
COMPAÑÍA CERVECERA AMBEV DOMINICANA- Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	100.0%

Ecuador
COMPAÑÍA CERVECERA AMBEV ECUADOR - Km 14,5 - Via Daule, Av. Las Iguanas – Guayaquil	100.0%

Guatemala
INDUSTRIAS DEL ATLANTICO, SOCIEDADE ANÓNIMA - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edificio Mariposa, nível 4 - 01012 – Zacapa	50.0%

Paraguay
CERVECERA PARAGUAY S.A. - Ruta Villeta KM 30 – Ypané	87.2%

Peru
COMPAÑÍA CERVECERA AMBEV PERU S.A.C. - Av. Republica de Panama, 3659 San Isidro - Lima 41 – Lima	100.0%

Uruguay
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 - 11800 – Payssandu	97.4%

Venezuela
COMPAÑÍA BRAHMA VENEZUELA, S.A. - Av. El Centro, Torre Mega IV, Piso 9 – Caracas	51.0%

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.— Financial Statements.”

ITEM 19	EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - AmBev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by AmBev on April 29, 2009)

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by AmBev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by AmBev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

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

4.2	Letter from InBev to AmBev and Labatt, relating to Labatt Tax Reassessment, dated March 4, 2005 (incorporated by reference to Exhibit 4.16 to Form 20-F filed by the Company on July 1, 2005).

4.3
Confirmation of Intellectual Property and Hedging Arrangements, dated August 27, 2004, to AmBev and Labatt from Interbrew S.A. (incorporated by reference to Exhibit 4.17 to Form 20-F filed by the Company on July 1, 2005).

4.4
Executed Letter Agreement dated July 22, 2004, to AmBev from Interbrew regarding the provision of certain information relating to each business and its affiliates (incorporated by reference to Exhibit 4.18 to Form 20-F filed by the Company on July 1, 2005).

4.5
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

4.7
Transfer Agreement, dated August 2004, among Interbrew S.A., Interbrew International, AmBev and Jalua Spain S.L. (incorporated by reference to Exhibit 4.21 to Form 20-F filed by the Company on July 1, 2005)

4.8	License Agreement, dated March 21, 2005, between AmBev and InBev (incorporated by reference to Exhibit 4.22 to Form 20-F filed by the Company on July 1, 2005).

4.9
Announcement of commencement of the Public Offer of non-share convertible and subordinated debentures, dated August 3, 2006 (incorporated by reference to Exhibit 4.11 to Form 20-F filed by the Company on July 09, 2007).

4.10
Announcement of termination of the Public Offer of non-share convertible and subordinated debentures, dated August 7, 2006 (incorporated by reference to Exhibit 4.12 to Form 20-F filed by the Company on July 09, 2007).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - AmBev.

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) dated December 11, 2006 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by the Company on July 09, 2007).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16F	Auditors’ Letter Regarding Change in Auditor

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

Date: April 20, 2010