Form 20-F/A
period 2009-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2010-10-12
CIK 1113172

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A ("Amendment No. 1") to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the "SEC") on April 20, 2010 (the "Original Form 20-F") by Companhia de Bebidas das Américas - AmBev (the "Company"), is filed solely to clarify the language relating to the termination of KPMG Auditores Independentes ("KPMG"), our prior accounting firm, found in Item 16F of the Original Form 20-F. In addition, this Amendment No.1 includes (i) currently dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, as well as currently dated certifications pursuant to 18 U.S.C. Section 1350, as adopted in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 and (ii) a currently dated letter from KPMG in Exhibit 16F, in which they agree with our statements in Item 16F.

Other than as set forth below, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

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

KPMG Auditores Independentes ("KPMG") was appointed to act as our independent public accounting firm in 2006 for a three-year period to cover their audit of our fiscal years 2007, 2008 and 2009. As such three-year period was set expire, we requested a short-list of international accounting firms, including KPMG, to submit proposals to act as our independent public accounting firm for the subsequent period. On December 19, 2009 our Conselho Fiscal, and on December 22, 2009 our Board of Directors, approved the appointment of PricewaterhouseCoopers Auditores Independentes ("PWC") to act as our independent public accounting firm beginning with fiscal year 2010. As a result of the appointment of PWC, KPMG was dismissed at the end of their three-year contract period, effective upon the delivery of their audit report, dated April 12, 2010, covering our financial statements for the three years ended December 31, 2009.

KPMG's report on our financial statements for the each of the three fiscal years ended on December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2009, and for the interim period through April 12, 2010, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of KPMG, would have caused KPMG to make a reference to the subject matter of the disagreement in connection with its audit reports for such years.

We have requested KPMG furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as an exhibit to this Form 20-F.

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

Date: October 08, 2010