Form 20-F
period 2010-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2011-04-13
CIK 1113172

T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20‑F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
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

R$300,000,000 9.500% Notes due 2017

of Ambev International Finance Co. Ltd.

guaranteed by Companhia de Bebidas

das Américas - Ambev

Guaranty of the R$300,000,000 9.500%

Notes due 2017 of Ambev International

Finance Co. Ltda. by Companhia de Bebidas

das Américas - Ambev

Not applicable Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,743,888,690 Common Shares 1,360,472,350 Preferred Shares

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

GD&C Preliminary Draft (3)

January 2010

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

PRESENTATION OF FINANCIAL INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The company first adopted IFRS for the annual consolidated financial statements for the year ended December 31, 2008. Through to and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). The effects of the transition to IFRS (from financial statements prepared in accordance with Brazilian GAAP) on the Company’s financial statements for the year ended December 31, 2007, its results of operations and its cash flows for that year, are detailed in note 4 to our consolidated annual financial statements included in the Company’s 2008 annual report. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to US generally accepted accounting principles (“U.S. GAAP”).

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada. We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars. We have also translated some amounts from U.S. dollars and Canadian dollars into Reais. All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais  at the period-end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires. The exchange rate on December 31, 2010 was R$1.67 to U.S.$1.00, as published by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate. See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais  into U.S. dollars.

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.

This annual report includes such as statements as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “may” or similar expressions that are forward‑looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—H. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

These forward‑looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward‑looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward‑looking statements include, among others:

▪greater than expected costs (including taxes) and expenses;

▪the risk of unexpected consequences resulting from acquisitions;

▪our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

▪lower than expected revenue;

▪greater than expected customer losses and business disruptions;

▪limitations on our ability to contain costs and expenses;

▪local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

▪the monetary and interest rate policies of central banks;

▪continued availability of financing;

▪market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

▪our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

▪the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

▪changes in pricing environments and volatility in commodity prices;

▪regional or general changes in asset valuations;

▪tax consequences of restructuring;

▪changes in consumer spending;

▪the outcome of pending and future litigation and governmental proceedings;

▪changes in government policies;

▪changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

▪natural and other disasters;

▪any inability to economically hedge certain risks;

▪inadequate impairment provisions and loss reserves;

▪technological changes;

▪our success in managing the risks involved in the foregoing.

▪Governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

▪the declaration or payment of dividends; and

▪the utilization of Ambev’s subsidiaries’ income tax loss carry forwards.

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

We caution that the forward-looking statements in this Form 20‑F are further qualified by the risk factors disclosed in “Item 3. Key Information—H. Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Brazilian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.

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

The tables below represent the selected consolidated income statement and balance sheet data for the years ended December 31, 2010, 2009, 2008 and 2007.

B.       Selected Income statement Data

	Year ended December 31,
	2010	2009	2008	2007
	(R$ in millions)
IFRS Income Statement
Net sales	25,233.3	23,194.0	20,713.2	19,579.5
Cost of sales	(8,449.0)	(7,731.9)	(7,217.6)	(6,599.2)
Gross profit	16,784.3	15,462.1	13,495.5	12,980.4
Sales and marketing expenses	(6,038.5)	(5,542.0)	(4,956.3)	(4,609.1)
Administrative expenses(1)	(1,196.9)	(1,478.1)	(1,037.0)	(1,012.9)
Other operating income/(expense)	624.9	539.3	383.5	306.8
Special items	(150.8)	196.6	(59.2)	72.5
Income from operations	10,023.0	9,177.9	7,826.5	7,737.8
Net finance expense	(319.4)	(982.1)	(1,190.8)	(1,163.1)
Income tax expense	(2,084.4)	(2,208.1)	(1,447.2)	(1,510.1)
Share of results of associates	0.2	0.7	2.3	4.2
Net Income	7,619.2	5,988.4	5,190.9	5,068.8
Attributable to:
Equity holders of Ambev	7,561.4	5,986.1	5,119.1	5,003.4
Non-controlling shareholders	57.9	2.3	71.8	65.4

	Year ended December 31
	2010	2009 (restated) (*)	2008 (restated) (*)	2007 (restated) (*)
	(In R$ except number of shares)
Earnings per share and per ADS(3)
- Basic
Common shares	2.33	1.86	1.60	1.54
Preferred shares	2.57	2.05	1.75	1.69
- Diluted
Common shares	2.33	1.86	1.60	1.53
Preferred shares	2.56	2.05	1.76	1.69
Dividends and interest attributable to shareholders’ equity per share and per ADS (weighted average)(2)
- Basic
Common shares	1.50	1.11	0.87	0.63
Preferred shares	1.65	1.22	0.96	0.69
- Diluted
Common shares	1.50	1.11	0.87	0.63
Preferred shares	1.65	1.22	0.96	0.69
Weighted average number of shares (thousands)
- Basic
Common shares	1,737,236	1,730,780	1,724,230	1,722,225
Preferred shares	1,355,260	1,346,700	1,344,650	1,397,075
- Diluted
Common shares	1,737,236	1,731,055	1,724,530	1,722,880
Preferred shares	1,365,231	1,351,005	1,346,870	1,401,105

(*) On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each Common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

C.       Selected Consolidated Balance Sheet Data

	As at December 31,
	2010	2009	2008	2007
Consolidated Balance Sheet (IFRS)	(R$ in millions)
Property, plant and equipment	7,032.3	6,595.1	7,304.6	6,047.5
Goodwill	17,441.8	17,527.5	17,912.4	17,180.6
Intangible assets	1,823.2	1,932.6	2,492.9	2,042.6
Deferred tax assets	1,089.8	1,368.5	1,817.8	1,841.4
Total non-current assets	29,767.3	29,797.9	32,519.6	30,202.7
Cash and cash equivalents	5,909.3	4,042.9	3,298.9	2,308.2
Total current assets	12,910.9	10,303.1	9,293.3	7,477.7
Total assets	42,678.3	40,101.0	41,813.0	37,680.4
Shareholders’ equity	24,361.9	22,017.4	20,787.5	18,120.0
Non-controlling interests	203.0	278.7	224.1	506.7
Long-term loans and borrowings	4,164.2	6,460.2	7,069.6	7,530.3
Employee benefits	966.2	767.9	784.3	814.1
Deferred tax liabilities	548.7	502.2	821.2	697.2
Provisions	536.1	919.3	962.9	950.1
Total non-current liabilities	7,558.6	9,313.2	10,264.3	10,657.3
Short-term loans and borrowings	2,606.2	801.1	3,588.2	2,270.5
Provisions	103.0	96.2	101.8	83.2
Total current liabilities	10,554.9	8,491.7	10,537.1	8,396.4
Total equity and liabilities	42,678.3	40,101.0	41,813.0	37,680.4

D. Other Data

	As at and for the year ended December 31,
	(R$ in millions, except for operating data)
	2010	2009	2008	2007
	IFRS
Other Financial Information:
Net working capital (4)	2,356.1	1,811.4	(1,243.8)	(918.7)
Cash dividends paid	5,030.8	3,560.5	2,801.8	2,053.8
Depreciation and amortization (5)	1,567.2	1,376.5	1,290.7	1,084.9
Capital expenditures (6)	2,169.8	1,306.2	1,782.0	1,497.4
Operating cash flows - generated (7)	10,062.8	8,697.1	7,032.6	7,209.0
Investing cash flows - generated (used) (7)	(3,174.2)	(1,551.8)	(2,214.1)	(2,146.8)
Financing cash flows - generated (used) (7)	(4,861.6)	(5,929.0)	(4,005.7)	(4,246.5)
Other Operating Data:
Total production capacity - Beer – million hl (8)	163.3	156.7	156.9	165.6
Total production capacity – CSD & NANC – million hl (8)	83.7	79.9	78.9	94.1
Total beer volume sold – million hl (9)	119.2	110.7	105.0	103.0
Total CSD & NANC volume sold - millions hl (9)	46.0	44.0	41.9	39.9
Number of employees (10)	44,924	40,787	39,301	36,305

Footnotes to selected financial information

(1)      General and administrative expenses include director’s fees.

(2)      The dividend and interest on shareholders’ equity per share was calculated based on the aomunt paid in the year and net of withholding tax.

(3)      Earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the periods. Ambev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split.

(4)      Represents total current assets less total current liabilities.

(5)      Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(6)      Represents cash expenditures for property, plant and equipment.

(7)      Operating, Investing and Financing cash flows data is derived from our Consolidated Cash Flow Statements.

(8)      Represents available production capacity at year end of Ambev and its subsidiaries; capacity can vary from year to year depending on mix; hl is the abbreviation for hectoliters; CSD & NANC is the abbreviation for Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks.

(9)      Represents full-year volumes of AmBev and its subsidiaries.

(10)    Includes all production and non-production-related employees of AmBev and its subsidiaries.

E.       Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of Ambev considers relevant, including the earnings and the financial condition of Ambev. Ambev’s bylaws provide for a mandatory dividend of 35% of its adjusted annual net income, if any, as determined under Brazilian GAAP in the parent company financial statements, which differ from IFRS, and as determined under Brazilian Corporate Law (“adjusted income”). Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders, referred to as interest on shareholders’ equity, and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. The benefit from the tax deductible interest on own equity is recognized in income. The mandatory dividend includes amounts paid as interest on shareholders’ equity. However, payment of such interest on shareholders’ equity is subject (including ADSs) to pay Brazilian withholding income tax, whereas no such payment is required in connection with dividends paid. For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

Ambev - Dividends and Interest on shareholders’ equity

The following table shows the cash dividends paid by Ambev to its preferred and common shareholders since the first half of 2007 in Reais  and in U.S. dollars (translated from Reais  at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. See “Information on the Company—History and Development of the Company”. Last dividends distributed related to the fiscal year of 2010 were paid on March 22nd, 2011. Further, there are additional dividends and interest on shareholders’ equity relating to the fiscal year of 2010 in the total amount of R$2,476,431,604.77 and R$72,124,960.54 respectively, which distribution shall be decided on at the next Annual Shareholders’ Meeting of the company to be held on April 29, 2011.

Earnings generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date(1)(2)

First half 2007	March 31, 2007	0.15	(preferred)	0.07
		0.13	(common)	0.06
June 29, 2007		0.06	(preferred)	0.03
		0.06	(common)	0.03
Second half 2007	October 10, 2007	0.32	(preferred)	0.18
		0.29	(common)	0.16
December 31, 2007		0.09	(preferred)	0.05
		0.08	(common)	0.05
First half 2008	April 28, 2008	0.37	(preferred)	0.22
		0.33	(common)	0.20
	July 31, 2008	0.33	(preferred)	0.21
		0.30	(common)	0.19
Second half 2008	October 13, 2008	0.28	(preferred)	0.13
		0.25	(common)	0.12
First half 2009	January 30, 2009	0.07	(preferred)	0.03
		0.07	(common)	0.03
	May 29, 2009	0.08	(preferred)	0.04
		0.07	(common)	0.04
	July 31, 2009	0.24	(preferred)	0.13
		0.22	(common)	0.12
Second half 2009	October 2, 2009	0.33	(preferred)	0.19
		0.30	(common)	0.17
	December 18, 2009	0.43	(preferred)	0.24
		0.39	(common)	0.22
First half 2010	April 1, 2010	0.33	(preferred)	0.18
		0.30	(common)	0.17
Second half 2010	October 14, 2010	0.65	(preferred)	0.39
		0.59	(common)	0.36
	December 15, 2010	0.67	(preferred)	0.39
		0.61	(common)	0.36
First half 2011	March 22, 2011	0.62	(preferred)	0.37
		0.56	(common)	0.34

(1)      The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split.  See- “Item 7. Major Shareholders and related party transaction —A. Major Shareholders”

(2)      Translated to U.S. dollars at the exchange rate in effect at the date of payment.

F.        Exchange Rate Information

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil: (i) the commercial rate exchange market, and (ii) the floating rate exchange market.

Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

Resolution No. 3,265 by the Conselho Monetário Nacional (National Monetary Council), or CMN, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank of Brazil, or Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See "Item 3H. —Risk Factors—Risks Relating to Brazil."

The following table sets forth the selling exchange rate, expressed in Reais  per U.S. dollar, for the periods indicated.

	Exchange Rates of Reais per U.S.$1.00
	2010	2009	2008	2007
Low	1.6554	1.7024	1.5593	1.7325
High	1.8811	2.4218	2.5004	2.1556
Average (1)	1.7593	1.9935	1.8375	1.9483
Period End	1.6662	1.7412	2.3370	1.7713

Source : Central Bank

(1)      Represents the daily average of the exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2011
	March	February	January
Low	1.6288	1.6612	1.6510
High	1.6780	1.6776	1.6912

Source : Central Bank

We pay cash dividends and make other cash distributions in Reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the Real  and the U.S. dollar may also affect the U.S. dollar equivalent of Real  price of our shares on the Brazilian Stock Exchange (“BM&FBOVESPA”). For further information on this matter see “Risk Factors—Risks Relating to Our Shares”.

G.       Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

The right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A. (the “custodian”) or holders who have exchanged Ambev’s ADSs for shares of Ambev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of Real  payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets (“Foreign Investment Regulations”), foreign investors registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/62, as amended, or Resolution No. 2,689/00 of the National Monetary Council, as amended (“Law No. 4,131” and “Resolution No. 2,689”).

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

In order to become a Resolution No. 2,689 investor, a foreign investor must:

▪Appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

▪Appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

▪Complete the appropriate foreign investor registration form;

▪Register as a foreign investor with the CVM; and

▪Register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 1,005 of February 8, 2010, as amended and Regulatory Instruction No. 1,054 of June 10, 2010, as amended.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York Mellon (formerly The Bank of New York) with respect to the Ambev ADSs to be maintained by the custodian on behalf of The Bank of New York Mellon, the custodian and The Bank of New York Mellon will be able to convert dividends and other distributions with respect to the Ambev shares represented by Ambev ADSs into foreign currency and remit the proceeds outside of Brazil. In the event that a holder of Ambev ADSs exchanges such ADSs for Ambev shares, such holder will be entitled to continue to rely on The Bank of New York Mellon’s registration for only five business days after such exchange. After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 2,689. Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Ambev shares.

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

Risks Relating To Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), have reached in the past a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 2.8% in 2006, 5.2% in 2007, 6.5% in 2008, 4.1% in 2009 and 6.5% in 2010. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the Real/U.S. dollar exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002. The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002. From 2002 through 2007 however, through late 2008 the Real  appreciated against the U.S. dollar. The Real  appreciated by 9.5% in 2006, resulting in an exchange rate of R$2.1380 per U.S.$1.00 as of December 31, 2006, and a further 20.7% appreciation in 2007, resulting in an exchange rate of R$1.7713 per U.S.$1.00 as of December 31, 2007.

During 2008, as a result of financial market volatility, the Real depreciated by 24.2%, resulting in an exchange rate of R$2.3370 per U.S.$1.00 as of December 31, 2008. In 2009, the Real  experienced appreciated by  34.2%, resulting in an exchange rate of R$1.7412 per U.S.$1.00 as of December 31, 2009.  In 2010, the Real appreciated by 4.5% resulting in an exchange rate of R$1.6662 per U.S. $1.00 as of December 31, 2010.

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

Devaluation of the Real relative to the U.S. dollar may adversely affect our financial performance

Most of our sales are in Reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and PET bottles, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, any devaluation of the Real  may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible at all times in the future.

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2010. An increase in commodities prices directly affects our operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we can not assure that such hedging will be possible at all times in the future.

Commodity	High Price	Low Price	Avg. 2010	Fluctuation
Aluminum (US$/Ton)	2,461	1,826	2,173	34.8%
Sugar (Cents/Pounds)	34.77	13.00	22.28	167.5%
Corn (R$/Bag)	28.67	17.70	21.50	62.0%
Wheat (Cents/Bushel)	841	425	582	97.7%
PET (US$/Ton)	1,480	1,146	1,265	29.1%
Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. In November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax (“IPI”)) and the PIS/COFINS (Brazilian social contribution sales taxes). Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands pay higher taxes per hectoliter than lower priced ones. The increase in Ambev’s IPI and PIS/COFINS tax burden is dependent on Ambev’s price, packaging and brand mix. No assurance can be given that the Brazilian government will not consider further tax increases in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of production (volume) control systems in all Brazilian beer and carbonated soft drinks (“CSD”) factories in order to assist governments fight tax evasion in the beverage industry. We cannot assure you that these regulations will have the intended impact.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

▪Devaluations and other exchange rate movements;

▪Inflation;

▪Exchange control policies;

▪Social instability;

▪Price instability;

▪Energy shortages;

▪Interest rates;

▪Liquidity of domestic capital and lending markets;

▪Tax policy; and

▪Other political, diplomatic, social and economic developments in or affecting Brazil.

Latin America South operations are subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own over 99% of the total share capital of Quilmes International (Bermuda) Ltd. (“QIB”), the net revenues from which in 2010 corresponded to 15.3% of Ambev’s consolidated results. QIB is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, QIB’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results. For example, Argentina has recently experienced political and economic instability. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the financial crisis. A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of real wages and resulted in changes in consumer behavior across all class sectors of the Argentine population. Argentina began to stabilize in 2003 and has continued to show signs of stability since 2004, with real GDP growth at 8.5% for 2006, 8.7% for 2007 and 7% for 2008, a -3.0% decrease in 2009 and growth of 9.1% in 2010. The unemployment rate reached 7.3% during the fourth quarter of 2010, compared to 8.4% during the same period of 2009.

Notwithstanding the current continued stabilization, the Argentine economic and social situation has rapidly deteriorated in the past, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will continue its sustained growth. The devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on our Latin America South operations and their results.

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

Risks Relating To Ambev and its Subsidiaries

We are subject to Brazilian and other antitrust regulations

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the combination of Brahma and Antarctica upon the creation of Ambev in 1999, we entered into a performance agreement with the Brazilian antitrust authorities, which requires us to comply with a number of restrictions. We are also party to other antitrust legal proceedings. For further information on this matter see “Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Ambev’s participation in the Argentine beer market increased substantially following the acquisition of our interest in Quinsa. Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities. For further information on this matter see “Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future, and therefore, impact the benefits that Ambev anticipates will be generated from this investment.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation imposing higienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. These restrictions may adversely impact our results of operations. For further information, please refer to “Information on the Company—Business Overview—Regulation”.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates

We have historically reported our consolidated results in Brazilian Reais. In 2010, we derived approximately 32.0% of our revenue from operating companies that have functional currencies that are not Brazilian Reais  (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and the Brazilian Reais  will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against the Brazilian Reais  will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedge policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term.

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

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 32% (R$8,086.8 million) of our total revenue of R$ 25,233.3 million in 2010 came from our foreign subsidiaries.  In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free of defects. Such precautions include quality‑control programs for primary materials, the production process and our final products. We have established procedures to correct problems detected.

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

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business

We rely on key third‑party suppliers, including third‑party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in these supplies by entering into medium‑ and long-term fixed‑price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers. If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Financial Information—Consolidated Financial Statements and other Financial Information—Legal Proceedings” and note 31 to our audited consolidated financial statements as of December 31, 2010 and 2009 for a description of certain material contingencies of the Company.

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

Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

▪Changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

▪Restrictions on foreign investment and on repatriation of capital invested.

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

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) and Fundação Zerrenner, together hold approximately 91.1%  of Ambev’s common shares (excluding treasury shares) as of December 31, 2010.

A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock (excluding treasury shares) as of December 31, 2010. A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev shareholders’ agreement with Fundação Zerrener and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Information on the Company—InBev-Ambev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

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

Ambev shareholders may not receive any dividends

According to our bylaws, Ambev must generally pay its shareholders 35% of its annual adjusted net income as presented in the parent company (individual) financial statements prepared under Brazilian GAAP (which for individual financial statements differ from IFRS). The main sources for these dividends are cash flows from Ambev’s operations and dividends from Ambev’s operating subsidiaries. The adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporate Law; therefore, adjusted income may not be available to be paid as dividends in a certain year. Ambev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that such distributions would be inadvisable in view of Ambev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.

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

If you exchange the Ambev ADSs for Ambev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon (as depositary) has in Brazil, which permits The Bank of New York (Mellon) to convert dividends and other distributions with respect to the Ambev shares into foreign currency and remit the proceeds abroad. If you exchange your Ambev ADSs for Ambev shares, you will be entitled to rely on The Bank of New York Mellon’s foreign capital registration for only five business days from the date of exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to Ambev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “Key Information—Exchange Rate Information—Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price of our shares or ADSs

 We may in the future decide to offer additional equity to raise capital or for other purposes.  Any such additional offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings per share or ADS and net asset value per share or ADS, and any offerings by us or our main shareholders could have an adverse effect on the market price of our shares and ADSs.

As a “foreign private issuer” in the United States, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC

As a “foreign private issuer,” we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

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

In August 2004, Ambev and Interbrew (as it was then denominated), a Belgian brewer, completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into Ambev. At the same time, controlling shareholders of Ambev completed the contribution of all shares of an indirect holding company which owned a controlling stake in Ambev to Interbrew in exchange for newly issued shares of Interbrew. After this transaction, Interbrew changed its company name to InBev (and, since 2008, to A-B InBev) and became the majority shareholder of Ambev through subsidiaries and holding companies.

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

Antarctica was controlled by Fundação Zerrener, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

The creation of Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination first resulted in Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and Fundação Zerrener each owned, respectively, 76% and 24% of Ambev’s voting shares. Subsequently both Antarctica’s (September 1999) and Brahma’s (September 2000) minority shareholders exchanged their shares in Antarctica and Brahma for Ambev shares, causing both companies to become wholly-owned subsidiaries of Ambev.

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

In October 2002, Ambev and The Central America Bottling Corporation (“CabCorp”), PepsiCo’s anchor bottler in Central America, agreed to establish a 50/50 joint venture company – Ambev Centroamerica – to collaborate in, among other things, the production, importation, distribution, marketing and sale of Ambev’s products, especially beer, in Guatemala and other Central American countries.

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

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera Ambev Ecuador S.A. (“Ambev Ecuador”). In 2007 we acquired the remaining 20%.

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

Ownership structure of InBev and Ambev upon consummation of the InBev-Ambev transactions

InBev

Upon closing the InBev-Ambev transactions, 56% of InBev’s voting shares were owned by the Stichting, 1% was owned by the InBev Foundations, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

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

Ambev

Upon closing the InBev-Ambev transactions, InBev became the owner of approximately 68% of Ambev’s voting shares, Fundação Zerrener retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to Brazilian Corporate Law, the entity then denominated InBev was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of Ambev. The MTO was completed in March 2005, and InBev (as it was then denominated) increased its stake in Ambev to approximately an 81% voting interest and a 56% economic interest. Fundação Zerrener did not tender its Ambev shares in the MTO.

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

Business combination with Cervecería Regional

We operated in Venezuela until September 2010. In October 2010, we effected a business combination between Ambev and Cervecería Regional aimed at creating a stronger and more dynamic player in South America’s second largest beer market. Cervecería Regional’s controlling shareholders now own an 85% interest in the combined venture and Ambev owns the remaining 15%. As a result, we no longer consolidate our interest in the operational results of the Venezuelan investment.

                   The combined venture is the second largest brewer in the Venezuelan market after Cervecería Polar.

B.       Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and the fourth largest beer producer in the world, according to our estimates. We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 14 countries across the Americas. We are PepsiCo’s largest bottler in the world.

We conduct our operations through three business units:

▪Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Venezuela, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

▪Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

The following map illustrates our principal operating units:

An analysis of our net revenues by business unit is presented in the table below:

	Net Revenues (R$ millions) Year ended December 31,
	2010		2009		2008
Latin America North	17,710.5	70.2%	15,414.2	66.5%	13,671.9	66.0%
Brazil	17,146.5	68.0%	14,632.1	63.1%	13,058.7	63.0%
Beer Brazil	14,279.3	56.6%	12,064.7	52.0%	10,759.5	51.9%
CSD & NANC	2,867.3	11.4%	2,567.4	11.1%	2,299.2	11.1%
HILA-ex	564.0	2.2%	782.1	3.4%	613.2	3.0%
Latin America South	3,857.3	15.3%	3,826.5	16.5%	3,300.4	15.9%
Canada	3,665.6	14.5%	3,953.3	17.0%	3,740.9	18.1%

Ambev Consolidated	25,233.3	100.0%	23,194.0	100.0%	20,713.2	100.0%

Source : Ambev

An analysis of our sales volume by business unit is presented in the table below:

	Sales Volumes (‘000 hl) Year ended December 31
	2010		2009		2008
Latin America North	120,056.6	72.7%	109,796.1	71.0%	101,518.0	69.1%
Brazil	113,725.6	68.9%	103,397.8	66.8%	95,093.9	64.7%
Beer Brazil	84,475.6	51.2%	76,277.6	49.3%	69,960.9	47.6%
CSD & NANC	29,250.0	17.7%	27,120.3	17.5%	25,132.9	17.1%
HILA-ex	6,331.0	3.8%	6,398.2	4.1%	6,424.1	4.4%
Latin America South	33,854.3	20.5%	33,318.7	21.5%	33,697.8	22.9%
Canada	11,231.6	6.8%	11,607.5	7.5%	11,747.0	8.0%
Ambev Consolidated (1)	165,142.5	100.0%	154,722.3	100.0%	146,962.8	100%

 (1)  Totals may not add due to rounding.

Source : Ambev

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

▪Our people and culture;

▪Top line growth;

▪Building strong brands;

▪Excellence in route to market;

▪Permanent cost efficiency; and

▪Financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success. We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that we have created through our compensation program, which is based on both variable pay and stock ownership, financial incentives for high performance and results. See “Directors, Senior Management and Employees—Compensation—Stock Ownership Plan,” and “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

Another core element of our culture is our distinguished managerial capability, which is characterized by: (i) hardworking ethos; (ii) results-focused evaluations; (iii) the encouragement of our executives to act as owners, not only managers; (iv) leadership by personal example; and (v) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues, primarily through four different initiatives:

▪Portfolio management: we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

▪Maximize share of consumer expenditure: we seek to maximize our share of the consumer’s expenditure in our products;

▪Leadership: we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

▪Increase per capita consumption: based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is guarantee prerequisite to asssure the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring bonds. We bring together tradition and modernity in our product portfolio, in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our beer brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, increasing direct distribution in major cities while still strengthening our third-party distribution system has been one of our focuses. In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (dedicated each to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands.

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

Permanent Cost Efficiency

Among our employees’ top priorities are cost controls. Each of our departments must comply with its respective annual budget for fixed and variable costs.

As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts which requires every manager to build an annual budget for his/ her respective department from scratch.

Financial Discipline

We have a policy of not retaining surplus cash. Through a combination of interest on shareholders’ equity, dividends and share buy-backs, we have consistently returned to our shareholders the cash flow generated by our operations, after allocating funds for our operational needs and investment plans.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South) volumes are usually stronger in the fourth calendar quarter due to early summer and year-end festivities. In Canada, volumes are stronger in the second and third calendar quarters due to the summer season. This is demonstrated by the table below, which shows our volumes by quarter and business unit:

	2010 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2010
Latin America North	24.5%	22.4%	24.0%	29.1%	100%
Brazil	24.5%	22.3%	23.9%	29.3%	100%
Beer Brazil	24.5%	22.4%	24.0%	29.1%	100%
CSD & NANC	24.3%	22.1%	23.8%	29.9%	100%
HILA-ex	25.2%	24.7%	24.5%	25.6%	100%
Latin America South	27.2%	20.0%	21.7%	31.1%	100%
Canada	20.5%	28.4%	28.1%	23.0%	100%

Ambev Consolidated	24.8%	22.3%	23.8%	29.1%	100%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2010, Brazil was the world’s third largest beer market in terms of volume, reaching 116 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles. The second favored packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of December 2010, according to our estimates, we had a 69.4% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma  and Antarctica. Our closest competitors in Brazil are: Grupo Schincariol with an 11.0% market share; Cervejaria Petrópolis S.A. with a 9.9% market share; and Heineken, with a 8.2% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches, coprising (i) our network of exclusive third-party distributors, involving around 156 operators, and (ii) our proprietary direct distribution system, involving more than 73 distribution centers spanned over most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics and ready-to-drink teas. The CSD segment is the most significant to our business representing more than 90% of the profits of our CSD & NANC unit. In addition, we also sell isotonics and ready-to-drink tea.

The leading CSD flavors in Brazil are (i) cola (about 54% of the market), (ii) guaraná, (iii) orange, and (iv) lemon. Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. The 350 milliliter one-way aluminum can is also an important packaging format for our businees (13% of our volume), and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers. As of December 2010, according to our estimates, The Coca-Cola Company family of brands had a 58.9% market share in the Brazilian CSDs market, while we had a market share of 17.8%. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”. The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo. Our CSD portfolio also includes such brands as Gatorade  in the isotonics market, H2OH!  in the flavored water market, and Lipton Ice Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo.

Our CSD & NANC products are sold through the same distribution system used for beer.

Hila-Ex
Central America (including Guatemala, El Salvador and Nicaragua)

The Central American Beer Market

In El Salvador, the main packaging presentation is the returnable one liter glass bottle. Our main competitor in El Salvador is a local subsidiary of SAB Miller, the market leader.

In Guatemala, the main packaging presentations are the returnable, 12 oz. and one liter glass bottles. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, one liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all three of these markets, beer is predominantly sold in returnable bottles through small retailers. We sell our Brahva, Brahva Beats and Extra  brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the beer market annual sales volume in such markets was 2.7 million hectoliters in 2010.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the annual sales volume of the Dominican beer market was 3.9 million hectoliters in 2010. The main packaging presentation is the returnable, 650 milliliter glass bottle, which is predominantly sold in small retail stores. Currently, the market leader is Cerveceria Nacional Dominicana, which is owned by local investors and competes with our Brahma, Brahma Light, Brahma Ice, Quilmes, Stella Artois and, Budweiser brands.

We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 3.8 million hectoliters in 2010. The main packaging presentation is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores. We share the leadership with The Coca-Cola Company, represented by its local bottler; the  third player is Ajegroup which adopts a low price strategy.

Our main brands are Red Rock, Pepsi-Cola  and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

The Ecuadorian Beer Market

According to our estimates, the annual sales volume of the Ecuadorian beer market was 3.1 million hectoliters in 2010. The main packaging presentation is the returnable, 578-milliliter glass bottle, predominantly sold in small retail stores. The market leader is SABMiller.

Our main brands in Ecuador are Brahma and Zenda, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and third-party distributors around the country.

Peru

The Peruvian Beer Market

According to our estimates, the annual sales volume of the Peruvian beer market was 12.7 million hectoliters in 2010. The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller though we also face competition from local group, Ajegroup.

The main brands that we sell in Peru are Brahma and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD Market

The main packaging presentation is the 3-liter one-way PET bottle and 0.5-liter one-way PET bottle, which are predominantly sold in small retail stores. The market leader is The Coca-Cola Company, represented by its local network of bottlers. We also face competition from Ajegroup and other regional brands, which compete mainly on price, usually being sold significantly below than the market average.

The main brands that we sell in Peru are Pepsi-Cola, Seven UP, Concordia and Triple Kola, all sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Latin America South
Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume while being the third largest market in terms of operating income (excluding depreciation and amortization), after Brazil and Canada.

We serve more than 350,000 points of sale throughout Argentina both directly and through our exclusive third party distributors.

The Argentine beer market

According to our estimates, the annual sales volume of the Argentine beer market was 17.2 million hectoliters in 2010. With a population of approximately 40 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years reaching a per capita consumption of 44.0 liters in 2010, similar to the 44.0 liters registered in 2009. In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina from 2000, according to our estimates.

Approximately 28.2% of our beer volumes is distributed directly by us and 71.8% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for approximately 92.2% of our sales.

According to our estimates, on-premise consumption represented approximately 15.0% of beer volumes in 2010, and supermarkets sales representing approximately 10.8% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma  and Andes. We are the leading beer producers in Argentina with approximately 76.0% market share, according to our estimates. Our main competitor in Argentina is CCU which held an approximate 20.3% market share in 2010 according to our estimates.

The Argentine CSD market

According to our estimates, in 2010, annual sales volume of the the Argentine CSD market was 44.4 million hectoliters. Per capita consumption declined from 119.1 in 2009 to 110.7 in 2010, while 2008 reflected a total consumption of 130.9 liters. Approximately 41.9% of our CSD volume is distributed directly by us and 58.1% is distributed through exclusive third-party distributors. Approximately 87.9% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi. We are second to The Coca Cola Company with around 22% market share, according to our estimates.

Bolivia

The Bolivian Beer market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.7 million hectoliters in 2010. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

Approximately 2% of our beer volumes is directly distributed by us and 98% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620ml returnable glass bottles, which accounts for approximately 80.3% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña  and Huari.

The Bolivian CSD market

In March 2009, Latin America South, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2010, the annual sales volume of the Bolivian CSD market was 44.4 million hectoliters. Per capita consumption increased slightly from 45.1 liters in 2009 to 46.2 liters in 2010, while 2008 reflected a total of consumption of 44 liters per capita. Approximately 69% of our CSD volume is directly distributed by us and 31% is distributed through exclusive third-party distributors 94.6% of our sales are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 6.3 million hectoliters in 2010.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased every year since 2002. Since the Chilean brewer CCU entered the Argentine market, our presence in Chile has taken on a strategic significance, since we are both competing in each other’s principal market.

Our most important brands in Chile are Brahma, Becker  and Báltica.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.4 million hectoliters in 2010.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (i) beer has not faced significant competition from wine as an alternative alcoholic beverage (ii) the domestic beer market has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries, and (iii) the seasonality of our products is lower due to warmer conditions throughout the year.

Approximately 51% of our beer volumes is directly distributed by us and 49% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 70% of our sales.

Our most important brands in Paraguay are Brahma  and Pilsen.  From March 2009 we also became the exclusive distributors of the Budweiser  brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the annual sales volume of the Uruguayan beer market was 0.9 million hectoliters in 2010. Latin America South manages both beer and CSD businesses out of the facility in Uruguay.

Due to a crisis in Uruguay’s economy in 2003 beer market volumes in Uruguay declined by 10% to 0.5 million.  Since then, improvements in the economy have resulted in a significant increase in market volumes through 2010.

Approximately 26% of our beer volumes is directly distributed by us and 74% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the returnable glass bottles, which accounts for approximately 90% of our sales.

Our most important brands in Uruguay are Pilsen  and Patricia.

The Uruguayan CSD market

According to our estimates, in 2010, the annual sales volume of the Uruguayan CSD market was 3.8 million hectoliters. The market growth in 2010 was a result of a recovery in the economy and also of higher market investments coming from the A-brands. Per capita consumption reached 113 liters in 2010 according to our estimates.

We serve more than 32,000 points of sale in all Uruguay, including 7,200 in Montevideo. Approximately 46% of our CSD volume is directly distributed and 54% is distributed through exclusive third-party distributors. 74% of our sales are through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

Our Canada business unit is represented by the Labatt operations, which sells domestic and A-B InBev beer brands, as well as Brahma  in Canada and exports Canadian brands to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.5 million hectoliters in 2010, of which Labatt had a volume share of approximately 41%. The main packaging presentation in that country is the returnable,341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson, which has an estimated market share of 41%. We also compete with smaller local brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd.

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

Domestic brewers are entitled to hire the distribution and retail services of TBS, which charges a one-off listing fee for the registration of each stock keeping unit in its portfolio, plus a fee for service for each case delivered to the LCBO or sold in its proprietary stores. TBS also serves points of sale in Ontario where beer is consumed on the premises. Any brewer can sell its products directly to points of sale where beer is consumed on the premises.

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

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributors Limited (“BDL”), which operates a distribution network for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, The Yukon and the Northwest Territories. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (i) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (ii) private distributors in Newfoundland.

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev and Anheuser-Busch, in February 2009, InBev’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt. At that time, KPS Capital Partners, LP (“KPS”) received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and use to the relevant trademarks and intellectual property to do so. Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis for no more than three years, after which KPS will be responsible for production. Separately, in order to ensure that Ambev is adequately compensated, A-B InBev also agreed to indemnify Ambev in connection with certain events related to the perpetual license. See “—Related Party Transactions—Ambev and A-B InBev—Indemnification Agreement”.

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

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Quantitative and Qualitative Disclosures About Market Risk”. For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In April 2008 we started operating a glass bottle producing facility in Rio de Janeiro. The new unit has a yearly production capacity of 120 thousand tons of glass, or approximately 600 million bottles.

Our main aluminum can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. Our main glass bottles suppliers are St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidro, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to Fundação Zerrener and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork. PET pre-forms are principally purchased from Plastpak. Crown caps are sourced locally by each of our operations. In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

▪Each country has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

▪Some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina and Canada;

▪Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

▪Beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

▪Beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores. One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by Labatt, Molson and Sleeman. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

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

Licenses

Ambev has long-term agreements with PepsiCo whereby Ambev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017. See “Additional Information—Material Contracts”. Ambev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions. Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and, as of March 2009, for Bolivia. In 2010, sales volumes of PepsiCo products represented 37.2% of our total CSD & NANC sales volumes in Brazil, nearly 90% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Peru and Uruguay and nearly all of our CSD & NANC sales volumes in Argentina.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser  and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2010, the Anheuser-Busch brands sold by Labatt represented 54% of Labatt’s total sales volumes. According to Ambev’s estimates, the Budweiser  brand is currently the largest selling brand in terms of volume in Canada.

Ambev and A-B InBev are also parties to a 10-year cross-licensing agreement which began in 2005, through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s  in Latin America (except Argentina and Cuba) on an exclusive basis, and A-B InBev is allowed to produce, package, market and distribute beer under the brand Brahma  in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Labatt and A-B InBev have an arrangement through which Labatt distributes certain A-B InBev beer brands in Canada, and the Latin America South zone and A-B InBev have an arrangement through which it distributes Stella Artois in Argentina. In addition, under the Indemnification Agreement between Ambev and A-B InBev, dated November 13, 2008 – See “—Related Party Transactions—Ambev and A-B InBev—Indemnification Agreement” – A-B InBev agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales taxes charged on our beer products in 2010 represented as a percentage of gross sales was: 29.7% in Brazil; 22% in Canada; 16.2% in Central America; 34.8% in Ecuador; 44.2% in Peru; 59.4% in the Dominican Republic; 26.1% in Argentina; 33.5% in Bolivia; 25.4% in Chile; 16.0% in Paraguay; and 25.8% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2010 represented as a percentage of gross sales: 24.6% in Brazil; 13.4% in the Dominican Republic; 28.1% in Peru; between 24.7% and 26.5% in Argentina (the final % depends on the type and flavor of the beverage); 28.5% in Bolivia and 34.5% in Uruguay.

Brazilian Tax Changes

In November 2008 the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the IPI and the PIS/COFINS. Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. The new system provided that higher priced brands pay higher taxes per hectoliter than lower priced brands based on a reference price to consumer table. In 2011, the Brazilian government, through a market survey of prices of beverage products in Brazil, updated the abovementioned reference price table, effective as of April 4th, 2011. As a result, the actual increase in Ambev’s federal excise tax and PIS/COFINS tax burden -- which according to the new system, is dependent on Ambev’s packaging and brand mix -- is of approximately 13%, for beer and non alcoholic beverages on average.

C.       Organizational Structure

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and Fundação Zerrener, together hold approximately 91.1% of Ambev’s common shares, as of December 31, 2010. A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock. A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev Shareholders’ Agreement with Fundação Zerrener, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Ambev conducts the bulk of its operations in Brazil directly. It also indirectly controls Labatt, the operations of HILA-ex and Latin America South. The following chart illustrates the ownership structure of Ambev’s principal subsidiaries as of December 31, 2010 for total share capital owned.

Organizational Structure

AmBev
DAHLEN
AmBev 100,0%
AmBev Bebidas
AmBev 99,5%
Skol 0,5%
FAZ DO POÇO
AmBev 91,4%
CRBS 8,6%
AGREGA
AmBev 50,0%
Other 50,0%
ANEP
AmBev 100,0%
Skol 0,0%
EAGLE
AmBev 95,4%
Skol 0,0%
CRBS 4,5%
JALUA Spain
Eagle 100,0%
AmBev 0,0%
BRAHMACO
Eagle 100,0%
Other 0,0%
MONTHIERS
Jalua Spain 100,0%
ASPEN
Eagle 100,0%
CYMPAY
Aspen 98,9%
Other 1,1%
Lambic SA
AmBev 87,1%
Skol 12,9%
Hohneck Arg
AmBev 50,7%
SKOL 49,3%
Lambic Chile
Lambic S.A. 100,0%
Other 0,0%
Hohneck Chile
Hohneck Arg 100,0%
Other 0,0%
NCAQ
Lambic Chile 100,0%
Dunvegan 0,0%
DUNVEGAN
Hohneck Chile 100,0%
LONDRINA
AmBev 95,9%
Monthiers 4,11%
RAMONIK
Londrina 99,5%
Monthiers 0,5%
AmBev Centroamerica
Monthiers 50,0%
Other 50,0%
AmBev Co
Monthiers 100,0%
Other 0,0%
AmBev Peru
Ambev CO 100,0%
AmBev International
AmBev 100,0%
AmBev Equador
Monthiers 100,0%
AmBev Dominicana
Monthiers 100,0%
Labatt AS
AmBev 89,9%
Dunvegan 7,5%
NCAQ 2,6%
Jalua 0,0%
AROSUCO
AmBev 99,7%
Skol 0,3%
FRATELLI VITA
AmBev 78,0%
Anep 21,3%
Skol 0,1%
Eagle 0,0%
CRBS 0,2%
Other 0,5%
UBL
Monthiers 100,0%
Jirzen
UBL 15,0%
Cerv Regional 85,0%
QIB
Labatt 99,994%
Outros 0,006%
Labatt Brewing
Labatt AS 100,0%
Jalua Spain 0,0%
QIB Subsidiaries
Labatt Subsidiaries
SKOL
Arosuco 88,2%
AmBev 11,8%
PAMPA
AmBev 60,0%
Monthiers 40,0%
CRBS
Arosuco 89,3%
AmBev 10,7%
MUSA
Malt. Pampa 100,0%
Legend
Brazilian Companies
Offshore Companies

D.       Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2010, our aggregate beer and CSD production capacity was 247.0 million hectoliters per year. Our total annual beer production capacity was 163.3 million hectoliters. Our total CSD production capacity was 83.7 million hectoliters. In 2010, the production of these facilities totaled 120.7 million hectoliters for beer and 46.0 million hectoliters for CSD.

The following is a list of our principal production facilities as of March 31, 2011:

Brazil
Plant	Type of Plant

Agudos, São Paulo		Beer
Brasília, Federal District		Beer
Curitiba, Paraná		Beer
Equatorial, Maranhao		Beer
Goiânia, Goiás		Beer
Jacarei, São Paulo		Beer
Lages, Santa Catarina		Beer
Natal, Rio Grande do Norte		Beer
Guarulhos, São Paulo		Beer
Sete Lagoas, Minas Gerais		Beer
Águas Claras, Sergipe		Mixed
Aquiraz, Ceará		Mixed
Camaçari, Bahia		Mixed
Cebrasa, Goiás		Mixed
Cuiabá, Mato Grosso		Mixed
Jaguariéna, SãoPaulo		Mixed
João Pessoa, Paraiba		Mixed
Nordeste, Pernambuco		Mixed
Nova Rio, Rio de Janeiro		Mixed
Manaus, Amazonas		Mixed
Minas, Minas Gerais		Mixed
Teresina, Piauí		Mixed
Águas Claras do Sul, Rio Grande do Sul		Mixed
Piraí, Rio de Janeiro		Mixed
Curitibana, Paraná		Soft drinks
Contagem, Minas Gerais		Soft drinks
Jundiaí, São Paulo		Soft drinks
Sapucaia, Rio Grande do Sul		Soft drinks
São Paulo, São Paulo		Labels
Manaus, Amazonas		Crown Cap
Campo Grande, Rio de Janeiro		Glass Bottle
Manaus, Amazonas		Concentrate
Maltaria Navegantes, Rio Grande do Sul		Malt
HILA
Plant	Type of Plant
HILA-ex
AmbevCentroamerica, Guatemala		Beer
AmbevEcuador, Ecuador		Beer
Hato Nuevo, Dominican Republic		Beer
Huachipa, Peru		Mixed
San Martin, Dominican Republic		Soft Drinks
Sultana, Peru		Soft Drinks
Cympay, Uruguay		Malt
MUSA, Uruguay		Malt
Malteria Pampa, Argentina		Malt
Latin America South
Quilmes, Argentina		Beer
Corrientes, Argentina		Beer
La Paz, Bolivia		Beer
Santa Cruz, Bolivia		Beer
Taquifia, Bolivia		Beer
Huari, Bolivia		Beer
Tarija, Bolivia		Beer
Santiago, Chile		Beer
Minas, Uruguay		Beer
Ypane, Paraguay		Beer/Glass bottle
Zarate, Argentina		Mixed
Mendoza, Argentina		Mixed
Montevideo, Uruguay		Mixed
Cordoba, Argentina		Soft Drinks
Trelew, Argentina		Soft Drinks
Buenos Aires South, Argentina		Soft Drinks and Juices
Tucuman, Argentina		Soft Drinks/ Bottling
Tres Arroyos, Argentina		Malt
Llavallol, Argentina[1]		Malt
Acheral, Argentina		Beer
Coroplas, Argentina		Crown Cap
FPV, Paraguay		Bottles
Sacaba, Bolivia		Soft Drinks
El Alto, Bolivia		Soft Drinks
Enalbo, Bolivia		Cans

                            1                            This malting facility has been leased to third parties for 10 years.

CANADA
Plant	Type of Plant

St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years then ended in Reais  in accordance with IFRS as promulgated by the IASB.

The financial information and related discussion and analysis contained in this Item are in accordance with IFRS as issued by the IASB. The  amounts are in million Reais, unless otherwise stated.

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

The preparation of financial statements in conformity with IFRS requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our audited consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that generated a significant amount of goodwill and other intangible assets, including from the acquisition of Labatt and of Quinsa.

Under IFRS, goodwill is calculated as the difference between the purchase consideration and the fair value of the net assets acquired. IFRS 3, “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but that they should be tested annually for impairment. Our intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

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

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care. The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil, the Dominican Republic, Argentina, Bolivia and Canada. Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries. Ambev maintains funded and unfunded plans.

Defined contribution plans

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. These are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions compared to the actual results and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in equity.

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

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in Notes 27 and 31 to our financial statements.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events may occur a number of years in the future.

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded in our balance sheet as of December 31, 2010, 2009 and 2008 totaled R$639.1 million, R$1,015.5 million and R$1,064.7 million, respectively. For further details, see Note 27 of our Consolidated Financial Statements.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carryforwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

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

Accounting for Derivatives

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

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

The concepts of cash flow, net investment hedge accounting and fair value hedge are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

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

Net investment hedge accounting: When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

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

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$(266.5) million on December 31, 2010 (as compared to gain of R$144.1 million on December 31, 2009 and losses of R$(268.8) million on December 31, 2008), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(R$ in thousands)
Working Capital Reais (Labatt)	1,189,615	1,300,941	(111,326)
Syndicated Facility (CAD)	300,817	300,817	-
TBS (CAD) (i)	157,899	168,150	(10,251)
International financing (other currencies)	453,912	453,912	-
Agro-industrial credit	100,000	100,000	-
BNDES/FINEP/EGF	1.130,124	1,130,124	-
Bond 2011	884,257	894,608	(10,351)
Bond 2013	886,676	980,614	(93,938)
Bond 2017	284,771	300,675	(15,904)
Debentures	1,247,477	1,272,179	(24,702)
Tax incentives	120,784	120,784	-
Financial Leasing	14,110		-
	6,770,442	7,036,914	(266,472)
Total

(i)        The Beer Store’s debt in Canadian dollars.  The figures shown are proportionally consolidated by Labatt Canada.

Special Items

                Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In deciding whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

Taxes

Taxes on income

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). Ambev´s aggregated weighted nominal tax rate applicable for the years ended on December 31, 2010, 2009 and 2008 was 32.81%, 32.54% and 32.69% respectively. For the years of 2010, 2009 and 2008, our IFRS effective tax rate was 21.48% in 2010, 26.94% in 2009 and 21.80% in 2008.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income; (ii) certain non-deductible expenses; (iii) earnings from foreign companies subject to different foreign tax rates; (iv) non-taxable benefits arising from state value-added incentive programs; and (v) amortization of goodwill according to Brazilian tax legislation.

Tax losses available for offset

Part of the tax benefit corresponding to the tax losses carryforward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable. The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$ 673.6 million on December 31, 2010 with an average expiry of five years.

Tax losses and negative bases of social contribution, in Brazil, have no expiry date; however, the annual offset is limited to 30% of pre-tax income.
Year ended December 31, 2010 Compared with Year ended December 31, 2009

We conduct our operations through three business units:

▪Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Venezuela, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru. Financial data for Venezeuela was consolidated until October 20, 2010 when we combined our business with Cerveceria Regional.

▪Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

	Consolidated Financial Highlights
	2010	2009	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)

Sales volume—000 hectoliters	165,142.5	154,722.3	6.7%
Net sales	25,233.3	23,194.0	8.8%
Net revenue per hectoliter—R$/hl	152.8	149.9	1.9%
Cost of sales	(8,449.0)	(7,731.9)	9.3%

Gross profit	16,784.3	15,462.1	8.6%
Gross margin (%)	66.5%	66.7%
Sales and marketing expenses	(6,038.5)	(5,542.0)	9.0%
Administrative expenses	(1,196.9)	(1,478.0)	(19.0)%
Other operating income/(expenses)	624.9	539.3	15.9%
Special items	(150.8)	196.6	na

Income from operations	10,022.9	9,177.9	9.2%
Operating margin (%)	39.7%	39.6%
Profit	7,619.2	5,988.4	27.2%
Net margin	30.2%	25.8%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our income statement expressed as percentages of net sales for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.5)	(33.3)

Gross profit	66.5	66.7
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(4.7)	(6.4)
Other operating income/(expenses)	2.5	2.3
Special items	(0.6)	0.8

Income from operations	39.7	39.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010					2009
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	17,146.5	564.0	3,857.3	3,665.6	25,233.3	14,632.1	782.1	3,826.5	3,953.3	23,194.0
Cost of sales	(5,420.9)	(372.9)	(1,500.3)	(1,154.9)	(8,449.0)	(4,411.2)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)
Gross profit	11,725.6	191.0	2,357.0	2,510.7	16,784.3	10,220.8	292.7	2,335.7	2,612.9	15,462.1
Sales and marketing and administrative expenses	(4,865.9)	(317.3)	(861.3)	(1,190.9)	(7,235.4)	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)
Other operating income/(expenses)	634.2	3.1	(13.9)	1.5	624.9	523.6	25.9	(14.7)	4.5	539.3
Special items	(59.3)	-	(14.1)	(77.4)	(150.8)	228.1	(8.4)	(13.5)	(9.6)	196.6
Income from operations	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9	6,588.2	(161.5)	1,452.4	1,299.0	9,177.9
(1) Latin America South

Net Sales

Net sales increased by 8.8% for the year ended December 31, 2010 to R$25,233.3 million from R$23,194.0 million in the same period in 2009.

	Net Sales Year ended December 31,
	2010		2009		% Change
	In millions of R$, except percentages
Latin America North	17,710.5	70.2%	15,414.2	66.5%	14.9%
Brazil	17,146.5	68.0%	14,632.1	63.1%	17.2%
Beer Brazil	14,279.3	56.6%	12,064.7	52.0%	18.4%
CSD & NANC	2,867.2	11.4%	2,567.4	11.1%	11.7%
HILA-ex	564.0	2.2%	782.1	3.4%	(27.9)%
Latin America South	3,857.3	15.3%	3,826.5	16.5%	0.8%
Canada	3,665.6	14.5%	3,953.3	17.0%	(7.3)%

Ambev Consolidated	25,233.3	100.0%	23,194.0	100.0%	8.8%

	Sales Volumes Year ended December 31,
	2010		2009		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	120,056.6	72.7%	109,796.1	71.0%	9.3%
Brazil	113,725.6	68.9%	103,397.8	66.8%	10.0%
Beer Brazil	84,475.6	51.6%	76,277.6	49.3%	10.7%
CSD & NANC	29,250.0	17.3%	27,120.3	17.5%	7.9%
HILA-ex	6,331.0	3.8%	6,398.2	4.1%	(1.1)%
Latin America South	33,854.3	20.5%	33,318.7	21.5%	1.6%
Canada	11,231.6	6.8%	11,607.5	7.5%	(3.2)%

Ambev Consolidated	165,142.5	100.0%	154,722.3	100.0%	6.7%

Source : Ambev

	Net Revenues per hectoliter Year ended December 31,
	2010	2009	% Change
	(In Reais except percentages)
Latin America North	147.5	140.4	5.1%
Brazil	150.8	141.5	6.5%
Beer Brazil	169.0	158.2	6.9%
CSD & NANC	98.0	94.7	3.5%
HILA-ex	89.1	122.2	(27.1)%
Latin America South	113.9	114.8	(0.8)%
Canada	326.4	340.6	(4.2)%

Ambev Consolidated	152.8	149.9	1.9%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 17.2% for the year ended December 31, 2010 to R$17,146.5 million from R$14,632.1 million in the same period in 2009.

Beer Brazil. Net sales of beer in Brazil increased by 18.4% for the year ended December 31, 2010 to R$14,279.3 million from R$12,064.7 million in the same period in 2009. The main drivers that contributed to this growth were: (i) beer sales volume growth of 10.7%, reflecting an increase across the industry mainly due to higher consumer income plus the positive impact of our market share gains driven by innovations and (ii) growth of 6.9% in revenue per hectoliter, which reached R$169.0. This increase was a result of price increases in line with inflation.

CSD & NANC. Net sales increased by 11.7% for the year ended December 31, 2010 to R$2,867.3 million from R$2,567.4 million in the same period in 2009. The main drivers that contributed to this growth were (i) sales volume growth of 7.9%, mainly driven by market growth and (ii) an increase in revenues per hectoliter of 3.5% reaching R$98.0. This increase was also a reflection of the price repositioning implemented during 2010.

HILA-Ex Operations

Ambev’s operations in HILA-ex experienced a decrease in net sales of -27.9% in 2010, to R$564.0 million. The main reasons for the decrease were (i) a devaluation of the Venezuelan currency vis-à-vis the Real (ii) our business combination in Venezuela in October 20, 2010 whereby we stopped consolidating the results of the subsidiary. Revenues grew organically by 14.9% due to higher volumes and price increases.

Latin America South Operations

Latin America South’s net sales were R$3,857.3 million in 2010, compared to R$3,826.5 million in 2009, yielding a growth of 0.8% in the period. The main reason for this weak growth was the devaluation of the Argentine Peso compared against the Brazilian Real that offset organic growth of 15.2% in revenue per hectoliter reaching R$113.9.

Canada Operations

Labatt’s operations in Canada contributed R$3,665.6 million to Ambev’s consolidated revenues in 2010, a decrease of -7.3% comparing to last year. This result is explained by a revenue per hectoliter decrease of -4.2% driven by promotional activity, impacted also by a sales volume decrease of -3.2% in the Canadian market, resulting from a decline in beer consumption and a market share loss.

Cost of Sales

Total cost of sales increased by 9.3% for the year ended December 31, 2010 to R$8,449.0 million from R$7,731.9 million in the same period in 2009. As a percentage of our net sales, total cost of sales increased to 33.5% in 2010 from 33.3% in 2009.

	COGS per hectoliter Year ended December 31,
	2010	2009	% Change
	(In Reais except percentages)
Latin America North	48.3	44.6	8.1%
Brazil	47.7	42.7	11.7%
Beer Brazil	49.3	44.7	10.3%
CSD & NANC	42.9	36.8	16.6%
HILA-ex	58.9	76.5	(23.0)%
Latin America South	44.3	44.7	(0.9)%
Canada	102.8	115.5	(11.0)%
Ambev Consolidated	51.2	50.0	2.4%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 22.9% for the year ended December 31, 2010 to R$5,420.9 million from R$4,411.3 million in the same period in 2009. On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 11.7% for the year ended December 31, 2010 to R$47.7/hl from R$42.7/hl in the same period in 2009.

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 22.1% for the year ended December 31, 2010 to R$4,167.3 million. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 10.3%. The main factors that led to this increase were (i) negative effect of currency hedges versus the prior year, (ii) need to import cans at a higher price, due to lack of capacity from local industry to meet our demand and (iii) higher can mix with a higher cost compared to returnable package.

CSD & Nanc. Cost of sales for the CSD & Nanc segment in Brazil increased 25.6%, reaching R$1,254.8 million.  The cost of sales per hectoliter increased 16.6%, totaling R$42.9, impacted by (i) negative effect of currency hedges versus the prior year,and (ii) higher PET and sugar prices.

HILA-Ex Operations

The cost of sales in HILA-Ex operations decreased 23.8%, reaching R$372.9 million in 2010. The main effects for this decrease were: (i) a devaluation of the Venezuelan currency vis-à-vis the Real, (ii) our business combination in Venezuela after which we stopped consolidating the results of the subsidiary. Cost of sales grew organically by 24.2% reflecting higher volumes and price inflation in the region.

Latin America South Operations

Latin America South’s cost of sales were R$1,500.3 million in 2010, a 0.6% increase from 2009. On a per hectoliter basis, cost of sales decreased by 0.9% in the year. The increase in cost of sales was due to (i) higher commodity prices and (ii) general price inflation and higher labor costs, mainly in Argentina, were more than offset by a devaluation of the Argentine Peso. On an organic basis per hectoliter costs increased 14.9%.

Canada Operations

Cost of sales for Labatt decreased by 13.8% for the year ended December 31, 2010 to R$1,154.9 million from R$1,340.3 million in the same period in 2009. This decrease was mainly due to (i) lower costs on hedged commodities comparing to last year (mainly aluminum, corn and rice), (ii) productivity initiatives and (iii) benefits from closing our Hamilton brewery.

Gross Profit

Gross profit increased by 8.6% for the year ended December 31, 2010 to R$16,784.3 million from R$15,462.1 million in the same period in 2009. The table below sets forth the contribution of each business unit to Ambev’s consolidated gross profit.

	Gross Profit
	2010			2009
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	11,916.6	71.0%	67.3%	10,513.4	68.0%	68.2%
Brazil	11,725.6	69.9%	68.4%	10,220.8	66.1%	69.9%
Beer Brazil	10,112.0	60.2%	70.8%	8,652.8	56.0%	71.7%
CSD & NANC	1,613.6	9.6%	56.3%	1,568.0	10.1%	61.1%
HILA-ex	191.0	1.1%	33.9%	292.7	1.9%	37.4%
Latin America South	2,357.0	14.0%	61.1%	2,335.8	15.1%	61.0%
Canada	2,510.7	15.0%	68.5%	2,612.8	16.9%	66.1%
Ambev Consolidated	16,784.3	100.0%	66.5%	15,462.1	100.0%	66.7%

Sales and marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$7,235.5 million for the year ended December 31, 2010, a 3.1% increase over the same period in 2009. An analysis of sales and marketing and administrative expenses for each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$4,865.9 million for the year ended December 31, 2010, an increase of 11.0% over the same period in 2009.

Beer Brazil. Sales and marketing and administrative expenses reached R$4,258.2 million for the year ended December 31, 2010, increasing 13.4% over the same period in 2009. The main elements that resulted in higher operating expenses were: (i) volume growth, (ii) higher logistic costs as a result of change in sales mix towards the North and Northeast of Brazil, (iii) increased direct distribution and (iv) general price inflation.

CSD & NANC. Sales and marketing and administrative expenses for the CSD & NANC segment were R$607.7 million for the year ended December 31, 2010, a decrease of 3.5% over the same period in 2009 due to lower provisions for variable compensation.

HILA-ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-ex amounted to R$317.3 million for the year ended December 31, 2010, decreasing 32.7% compared to the same period in 2009 as a result of (i) a devaluation of the Venezuelan currency vis-à-vis the Real (ii) our business combination in Venezuela wherby we stopped consolidating the results of the subsidiary. Organically, grew 10.8% a result of higher volumes and general price inflation in the region.

Latin America South Operations

Sales and marketing and administrative expenses totaled R$861.3 million for the year ended December 31, 2010, increasing 0.7% over the same period in 2009. The increase of 16.2% was due to higher transportation and labor costs caused by high inflation in Argentina, additional marketing spend to support the launch of innovations, and higher personnel related costs which were mostly offset by the devaluation of the Argentine Peso.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,190.9 million for the year ended December 31, 2010, a decrease of 9.0% as compared to 2009 due to lower sales volume and reduced variable compensation expense.

Other Operating Income (Expense)

Other operating income in 2010 represented a net gain of R$ 624.9 million compared to R$539.3 million in 2009. The result is composed of (i) a gain of R$415.1 million related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to value added taxes on sales (ICMS) (ii) a gain of R$52.3 million related to tax credits recovered from previous years and (iii) a gain of R$155.1 million due to gains on net present value adjustment of long term fiscal incentives financing.

Special items

Special items were an expense of R$150.8 million in 2010 explained by (i) merger and acquisition  expenses and losses related to the transaction with Cervecería Regional in Venezuela; and (ii) Labatt Hamilton brewery closure expenses, compared to a R$196.6 million special item income in 2009, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Income from operations

Income from operations increased by 9.2% for the year ended December 31, 2010 to R$10,022.9 million from R$9,177.9 million in the same period in 2009, primarily as a result of higher gross profit partially  compensated by higher sales and marketing and administrative expenses.

Net Finance Cost

Our financial result was an expense of R$319.4 million, compared to an expense in 2009 of R$982.1 million. This result is explained primarily by: (i) higher interest income due to higher average cash and cash equivalents and short term investments compared to 2009, (ii) lower  interest expense due to the retirement of certain debt that matured during the period and was not renewed.

Ambev’s total indebtedness decreased R$490.8 million compared to 2009, while its cash and cash equivalents and short term investments increased R$2.880.0 million, reflecting the Company’s strong cash generation in 2010. As a result, Ambev’s net debt decreased by R$3,370.8 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2010 was a charge of R$2,084.4 million, 5.6% lower than R$2,208.1 million charge in 2009. Our effective income tax rate for the year ended December 31, 2010 was 21.5%, against 26.9% in 2009. The main reasons behind our tax rate decrease during the year are (i) increase on income tax fiscal incentives in Brazil; (ii) benefit from increased interest on shareholders’ equity deductions; (iii) lower non-deductible hedging expenses and (iv) income tax provision reversals mainly in Canada and Argentina.

Profit

Profit increased by 27.2% for the year ended December 31, 2010 to R$7,619.2 million from R$5,988.4 million in the same period in 2009.

Non-controlling Interest

                Non-controlling interest totaled R$57.9 million compared to R$2.3 million in 2009. The main reason for this variation was the reversal of the provision for minorities in 2009, in some subsidiaries of our HILA-Ex operations, which had previously presented net liabilities until the fourth quarter of 2008.

Year ended December 31, 2009 Compared with Year ended December 31, 2008

Ambev’s consolidated results are the sum of the three following business units:

▪Latin America North, consisting of:

(i) Brazil which is divided in Beer Brazil and CSD & NANC—carbonated soft drinks and non-alcoholic, non-carbonated segments;  (ii) HILA-ex – represents Ambev’s other operations in Latin America (excluding Latin America South operations), where we produce and sell beer (Peru, Ecuador, Guatemala, El Salvador, Nicaragua, the Dominican Republic and Venezuela) and CSDs (the Dominican Republic and Peru).

▪Latin America South, consisting of Argentina, Bolivia, Chile, Paraguay and Uruguay; and

▪Canada, consisting of Labatt’s operations, including domestic sales in Canada and exports to the United States.

	Consolidated Financial Highlights
	2009	2008	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)
IFRS
Sales volume—000 hectoliters	154,722.3	146,962.8	5.3%
Net sales	23,194.0	20,713.2	12.0%
Net revenue per hectoliter—R$/hl	149.9	140.9	6.4%
Cost of sales	(7,731.9)	(7,217.6)	7.1%

Gross profit	15,462.1	13,495.5	14.6%
Gross margin (%)	66.7%	65.2%
Sales and marketing expenses	(5,542.0)	(4,956.3)	11.8%
Administrative expenses	(1,478.0)	(1,037.0)	42.5%
Other operating income/(expenses)	539.3	383.5	40.6%
Special items	196.6	(59.2)	n.a.

Income from operations	9,177.9	7,826.5	17.3%
Operating margin (%)	39.6%	37.8%
Profit	5,988.4	5,190.9	15.4%
Net margin	25.8%	25.1%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our income statement expressed as percentages of net sales for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(%)	(%)
IFRS
Net sales	100.0	100.0
Cost of sales	(33.3)	(34.8)

Gross profit	66.7	65.2
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(6.4)	(5.0)
Other operating income/(expenses)	2.3	1.8
Special items	0.8	(0.3)

Income from operations	39.6	37.8

Selected Financial Data by Business Segment

The following table sets forth certain selected financial data by business segment for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009					2008
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	14,632.1	782.1	3,826.5	3,953.3	23,194.0	13,058.7	613.2	3,300.4	3,740.9	20,713.2
Cost of sales	(4,411.2)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)	(4,181.2)	(421.0)	(1,395.3)	(1,220.2)	(7,217.6)
Gross profit	10,220.8	292.7	2,335.7	2,612.9	15,462.1	8,877.5	192.2	1,905.1	2,520.7	13,495.5
Sales and marketing and administrative expenses	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)	(3,611.9)	(383.6)	(727.3)	(1,270.6)	(5,993.3)
Other operating income/(expenses)	523.6	25.9	(14.7)	4.5	539.3	309.5	26.1	24.7	23.2	383.5
Special Items	228.1	(8.4)	(13.5)	(9.6)	196.6	(42.5)	(5.5)	(6.9)	(4.3)	(59.2)
Income from operations	6,588.2	(161.6)	1,452.4	1,299.0	9,177.9	5,532.7	(170.8)	1,195.6	1,269.0	7,826.6

(1)      Latin America South

Net Sales

Net sales increased by 12% for the year ended December 31, 2009 to R$23,194.0 million from R$20,713.2 million in the same period in 2008.

	Net Sales Year ended December 31,
	2009		2008		% Change
	In millions of R$, except percentages
Latin America North	15,414.2	66.5%	13,671.9	66.0%	12.7%
Brazil	14,632.1	63.1%	13,058.7	63.0%	12.0%
Beer Brazil	12,064.7	52.0%	10,759.5	51.9%	12.1%
CSD & NANC	2,567.4	11.1%	2,299.2	11.1%	11.7%
HILA-ex	782.1	3.4%	613.2	3.0%	27.5%
Latin America South	3,826.5	16.5%	3,300.4	15.9%	15.9%
Canada .	3,953.3	17.0%	3,740.9	18.1%	5.7%
Ambev Consolidated	23,194.0	100.0%	20,713.2	100.0%	12.0%

	Sales Volumes Year ended December 31,
	2009		2008		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	109,796.1	71.0%	101,518.0	69.1%	8.2%
Brazil	103,397.8	66.8%	95,093.9	64.7%	8.7%
Beer Brazil	76,277.6	49.3%	69,960.9	47.6%	9.0%
CSD & NANC	27,120.3	17.5%	25,132.9	17.1%	7.9%
HILA-ex.	6,398.2	4.1%	6,424.1	4.4%	(0.4)%
Latin America South	33,318.7	21.5%	33,697.8	22.9%	(1.1)%
Canada	11,607.5	7.5%	11,747.0	8.0%	(1.2)%
Ambev Consolidated	154,722.3	100.0%	146,962.8	100.0%	5.3%

Source : Ambev

	Net Revenues per hectoliter Year ended December 31,
	2009	2008	% Change
	(In Reais except percentages)
Latin America North	140.4	134.7	4.2%
Brazil	141.5	137.3	3.1%
Beer Brazil	158.2	153.8	2.8%
CSD & NANC	94.7	91.5	3.5%
HILA-ex	122.2	95.5	28.1%
Latin America South	114.8	97.9	17.3%
Canada	340.6	318.5	6.9%

Ambev Consolidated	149.9	140.9	6.4%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 12.0% for the year ended December 31, 2009 to R$14,632.1 million from R$13,058.7 million in the same period in 2008.

Beer Brazil. Net sales of beer in Brazil increased by 12.1% for the year ended December 31, 2009 to R$12,064.7 million from R$10,759.5 million in the same period in 2008. The main drivers that contributed to this growth were: (i) beer sales volume growth of 9.9%, reflecting an increase in the industry due to favorable weather, higher income and the positive impact of our market share gains driven by innovations and (ii) growth of 2.4% in revenue per hectoliter, which reached R$158.2. This increase was a result of a price increase in 2009, partly offset by an increase in taxes in January 2009.

CSD & NANC. Net sales increased by 11.7% for the year ended December 31, 2009 to R$2,567.4 million from R$2,299.2 million in the same period in 2008. The main drivers that contributed to this growth were (i) sales volume growth of 8.1%, mainly driven by market growth and (ii) an increase in revenues per hectoliter of 3.5% reaching R$94.7. This increase was positively impacted by the price repositioning implemented during 2009, partially offset by higher taxation on sales.

HILA-Ex Operations

Ambev’s operations in HILA-ex experienced an increase in net sales of 27.5% in 2009, to R$782.1 million. The main reason for the increase in revenue was the increase in revenue per hectoliter driven by prices adjustments in line with inflation.

Latin America South Operations

Latin America South’s net sales were R$3,826.5 million in 2009, compared to R$3,300.4 million in 2008, yielding a growth of 15.9% in the period. The main reason for the increased revenues was a growth of 17.3% in revenues per hectoliter, reaching R$114.8, driven by prices increases and revenue management initiatives, together with strong performance from our premium brands, despite beer and soft drinks volume decline of 1.6% and 7.4%, respectively. When combined, volume of both categories declined 3.9%.

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

Beer Brazil. Cost of sales for our Brazilian beer operations increased by 5.8% for the year ended December 31, 2009 to R$3,411.9 million from R$3,224.3 million in the same period in 2008. On a per hectoliter basis, cost of sales for our Brazilian Beer operations decreased by 2.9% for the year ended December 31, 2009. The main factors that led to this decrease were (i)  more effective currency hedges, (ii) productivity initiatives and (iii) improved dilution of fixed costs.

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

Latin America South Operations

Latin America South’s cost of sales were R$1,490.8 million in 2009 a 6.8% increase from 2008. On a per hectoliter basis, cost of sales increased by 8.1% in the year. The main reasons for this increase were (i) higher commodity prices and (ii) general inflation and higher labor costs, mainly in Argentina, both partially offset by higher productivity.

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

Sales and marketing and Administrative Expenses

Ambev’s sales and marketing   and administrative expenses amounted to R$7,020.1 million for the year ended December 31, 2009, a 17.1% increase over the same period in 2008. An analysis of sales and marketing and administrative expenses at each business unit is set forth below.

Latin America North Operations

Brazilian Operations

 Sales and marketing and administrative expenses in Brazil amounted to R$4,384.5 million for the year ended December 31, 2009, an increase of 21.4% over the same period in 2008.

Beer Brazil. Sales and marketing and administrative expenses reached R$3,754.4 million for the year ended December 31, 2009, increasing 21.3% over the same period in 2008. The main elements that resulted in higher operating expenses were: (i) volume growth, (ii) higher accruals for variable compensation, (iii) market investments to support the launch of innovations throughout the year and (iv) general inflation.

CSD & NANC. Sales and marketing and administrative expenses for the CSD & NANC segment were R$630.0 million for the year ended December 31, 2009, an increase of 22.0% over the same period in 2008. The main elements that generated higher operating expenses were inflation, higher accruals for variable compensation and market investments.

HILA-ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-ex amounted to R$471.7 million for the year ended December 31, 2009, increasing 23.0% compared to the same period in 2008 primarily as a result of general inflation, mainly in Venezuela, which were partially offset by gains on fixed costs.

Latin America South Operations

Sales and marketing and administrative expenses totaled R$855.1 million for the year ended December 31, 2009, increasing 17.6% over the same period in 2008. This increase is mostly explained by higher transportation and labor costs caused by inflation, additional marketing spend to support the launch of innovations, and higher personnel related costs.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,308.8 million for the year ended December 31, 2009, an increase of 3.0% as compared to 2008. In Canadian dollars, sales and marketing and administrative expenses were almost flat against 2008, as a result of focus on fixed cost reduction as a way to reduce pressure on cost on year's result.

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

Special items

Special items totaled R$196.6 million income in 2009, compared to R$59.2 million special item expenses in 2008, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Income from operations

Income from operations increased by 17.3% for the year ended December 31, 2009 to R$9,177.9 million from R$7,826.5 million in the same period in 2008, primarily as a result of higher gross profit which was partly offset by higher sales and marketing expenses.

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

Profit

Profit increased by 15.4% for the year ended December 31, 2009 to R$5,988.4 million from R$5,190.9 million in the same period in 2008.

Non-controlling Interest

Non-controlling interest totaled R$2.3 million compared to R$71.8 million in 2008. The main reason for this variation was the reversal of the provision for minorities, in some subsidiaries of our HILA-Ex operations, which had previously presented net liabilities until the fourth quarter of 2008.

B.       Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the years 2010 and 2009. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

▪Debt service;

▪Capital expenditures;

▪Share buyback program;

▪Payments of dividends and interest on shareholders’ equity;

▪Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

▪Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and current investment securities net of bank overdrafts at December 31, 2010 and 2009 were R$6,977.6 million and R$4,097.6 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and short-term investments, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities increased 15.7%  to R$10,062.8  million for the year ended December 31, 2010, compared to R$8,697.1 million for the same period in 2009. This increase was due primarily to an increase of R$1,039.6  million in cash generated from operations, and a increase of R$638.8  million in the income taxes paid during the year, partly offset by a decrease of R$312.6  million in interest paid during the year.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2010 totaled R$3.174,2 million, compared to R$1,551.8 million for the same period in 2009. The increase of cash used in investing activity was due primarily to the acquisition of Brazilian government bonds (fixed rate) of R$1.067,5, investments in capacity expansion, new plants and new distribution centers totaling R$2,286.8, an increase of R$848.0 million comparing to 2009.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2010 amounted to R$4,861.6  million compared to R$5,929.0 million for the same period in 2009. The decrease of R$1,067.4 million  was principally due to  an increase in dividends paid of R$1.470,3 million compared to 2009, partially offset by lower debt repayments in 2010 compared to 2009. This reduction of R$2,527.0 million is explained by: (i) promissory note issued on April 15, 2008 of R$1,500.0 million, matured in April 13, 2009 and (ii) debenture issued on July 1, 2006 of R$817.1 million, matured in July 1, 2009.

As of December 31, 2010, our outstanding debt totaled R$6,770.4 million of which R$2,606.2 million was short-term debt, including current-portion of long term debt. Our debt consisted of R$ 3,974.2 million of local currency-denominated debt and R$ 2,796.2 million of foreign currency-denominated debt.

The table below shows the profile of our debt instruments:

Ambev Profile as of December 31, 2010 (R$ million)
Debt Instruments	2011	2012	2013	2014	2015	Thereafter	Total
U.S Dollar Denominated Debt Fixed Rate
Notional Amount	(884.3)		(886.7)				(1,770.9)
Average Pay Rate	10.50%		8.75%				9.62%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(23.62)	(26.42)	(26.42)	(21.58)			(98.0)
UMBNDES + Average Pay Rate	1.81%	1.81%	1.81%	1.81%			1.81%
International Debt
Reais Denominated Debt Fixed Rate	(716.6)	(473.1)					(1,189.6)
Average Pay Rate	15.88%	12.13%					14.39%
International Debt
CAN Denominated Debt Float Rate – BA		(300.8)					(300.8)
BA + Average Pay Rate		0.35%					0.35%
International Debt
CAN Denominated Debt Fixed Rate	(157.9)						(157.9)
Average Pay Rate	7.50%						7.50%
International Debt
Other Latin America Currency Fixed Rate	(108.82)	(49.30)	(5.40)	(1.17)		(10.79)	(175.5)
Average Pay Rate	12.4%	8.9%	7.75%	7.75%		7.75%	10.97%
International Debt
USD Denominated Debt Fixed Rate	(230.10)	(99.97)					(330.1)
Average Pay Rate	5.96%	7.38%					6.39%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(202.11)	(130.40)	(249.07)	(163.35)		(9.68)	(754.6)
TJLP + Average Pay Rate	2.03%	2.03%	2.03%	2.03%		2.03%	2.03%
Reais Debt - ICMS Fixed Rate
Notional Amount	(9.58)	(21.91)	(22.37)	(15.51)	(14.21)	(37.21)	(120.8)
Average Pay Rate	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%
Reais Debt - Debentures Floating Rate – CDI
Notional Amount		(1,247.48)					(1,247.4)
Average Pay Rate % CDI		102.50%					102.50%
Reais Debt - Fixed Rate
Notional Amount	(273.29)	(66.67)				(284.77)	(624.7)
Average Pay Rate	10.37%	10.47%	0.00%	0.00%	0.00%	9.50%	9.99%
Total Debt	(2,606.2)	(2,416.0)	(1,189.9)	(201.6)	(14.2)	(342.4)	(6,770.4)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (i) fixed, for the 2011 bonds, 2013 bonds, 2017 bonds and Labatt’s Brazilian Real Loan; (ii) Currency Basket (“UMBNDES”) and Taxa de Juros de Longo Prazo (“TJLP”) for BNDES loans; (iii) CDI for debentures; and (iv) Banker’s Acceptance (BA) for Labatt’s C$ denominated debt. For further information, see Note 23 of our Consolidated Financial Statements. The following tables set forth our net debt consolidated position as of December 31, 2010 and 2009:

Net Debt Consolidated Position

	2010			2009
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
Short Term Debt	1,156.7	1,449.5	2,606.2	359,9	441,2	801,1
Long Term Debt	2,817.5	1,346.7	4,164.2	2,111.7	4,348.5	6,460.2
Total	3,974.2	2,796.2	6,770.4	2,471.6	4,789.7	7,261.2

Cash and Cash Equivalents			5,909.3			4,042.9
Investment Securites Bank overdrafts			1,069.3 (1.0)			(18.6)
Net Debt			(207.1)			3,237.0

Amounts may not add due to rounding.

(1)       LC – Local Currency.

(2)      FC = Foreign Currency.

Short-term Debt

As of December 31, 2010, our short-term debt totaled R$2,606.2 million, 55,6% of which was denominated in foreign currencies. As of December 31, 2009, our short-term debt totaled R$801.1 million, 55.1% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2010, our long-term debt, excluding the current portion of long-term debt, totaled R$4,164.2 million, of which R$ 2,817.5 million was denominated in local currency. As of December 31, 2009, our long-term debt, excluding the current portion of long-term debt, totaled R$6,460.2 million, of which R$2,111.7 million was denominated in Reais.

Long Term Maturity Date
2012	(2,416.0)
2013	(1,189.9)
2014	(201.6)
2015 and Later	(356.7)

Total	(4,164.2)

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

On June 8, 2006, our Board of Directors approved a public offering of debentures denominated in Reais  in the Brazilian market of up to R$2,600 million. The issuance was registered with the CVM for a  final amount of R$2,065 million. Proceeds of this issuance, which closed in August 2006, were fully used to finance the purchase of shares in Quinsa from BAC. See “History and Development of the Company—Interest on Quinsa” and “Capital Investment Program”.

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

As of December 31, 2010, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa and the 2017 bonds. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank - BNDES, and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing and Endeavours (“FINEM”).

A substantial portion of the financings incurred by Latin America South’s subsidiaries in Argentina is denominated in U.S. dollars. The devaluation of the Argentine Peso and the economic crisis in Argentina, mainly in 2002, restricted the ability of these subsidiaries to generate sufficient cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency. The management of Latin America South renegotiated the maturity terms with financial institutions.

Secured Debt

Certain loans, provided by BNDES, are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are forgiven (tax waivers) or deferred (financing) for periods of on average six years from their original due date.  In return of such programs, we are committed to meet certain operational requirements including, depending on the state, production volume and employment targets, among others.  The total amount deferred (financing) as of December 31, 2010 was R$657.3 million with a current portion of R$79.4 million, and R$577.9 million as non current. Percentages deferred typically range from 50% to 90% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2010 and 2009, we recorded R$361.2 million and R$263.4 million, respectively, of tax credits as gains on tax incentive programs.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted. Furthermore, since 2007 , we received tax assessments from the State of São Paulo in the aggregate amount of approximately R$ 96.7 million (updated as of December 30, 2010), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentives.

Further, in 2010, the Metallurgical Worker’s Union filed 9 actions (ADIs) challenging the constitutionality of the import benefit laws offered by some States. That may directly impact our import tax benefits and indirectly impact our industrial tax benefits.

Capital Investment Program

In 2010, consolidated capital expenditures on property, plant and equipment and intangibles totaled R$2,286.8 million consisting of R$1,849.4 million in Latin America North, R$316.8 million related to investments in the Latin America South’s operations and R$120.6 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2009, consolidated capital expenditures on property, plant and equipment and intangibles totaled R$1,439.7 million consisting of R$1,006.0 million in Latin America North, R$311.8 million related to investments in the Latin America South’s operations and R$121.8 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.       Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.       Trend Information

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2010 Compared with Year ended December 31, 2009.”

E.       Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under Item 4.B (“Sources and Availability of Raw Materials”) on page 35, under Item 4.B (“Packaging”) on page 37 and under Item 17, Note 30 (“Collateral and contractual commitments with suppliers, advances from customers and other”) on page F-98. Off-balance sheet items include future commitments with suppliers of R$13,670 million as of December 31, 2010, as set forth in the table below:

Contractual Obligations with Suppliers
(R$ in thousand)
Purchase commitments with respect to property, plant and equipment	887,347.0
Purchase commitments with respect to foreign currency	375,911.0
Purchase commitments with respect to raw materials	571,521.0
Purchase commitments with respect to packaging materials	11,700,025.0
Other purchase commitments	135,247.0

F.        Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt*	(7,959)	(3,081)	(4,110)	(325)	(442)
Sales tax deferrals	(657,328)	(79,420)	(87,864)	(85,379)	(404,665)
Total contractual cash commitments	(665,287)	(82,501)	(91,974)	(85,704)	(405,107)

*         The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$7,611.8 million as of December 31, 2010. These are not considered commitments. Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

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

Directors

The following table sets forth information with respect to the directors of Ambev:

Board of Directors (1)

Name	Age (2)	Position	Director of Ambev Since	Term Expires (3)
Victório Carlos De Marchi	72	Co-Chairman and Director	1999	2011
Carlos Alves de Brito	50	Co-Chairman and Director	2006	2011
Marcel Herrmann Telles	61	Director	1999	2011
Roberto Moses Thompson Motta	53	Director	2008	2011
José Heitor Attilio Gracioso	79	Director	1999	2011
Roberto Herbster Gusmão	87	Director	1999	2011
Vicente Falconi Campos	70	Director	1999	2011
Luis Felipe Pedreira Dutra Leite	45	Director	2005	2011
Luiz Fernando Ziegler de Saint Edmond	44	Director	2008	2011

(1)      Victório Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by Fundação Zerrener, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by A-B InBev and is also a Chief Executive Officer of A-B InBev. A-B InBev appointed five additional directors—Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond and Vicente Falconi Campos. Fundação Zerrener appointed two additional directors—José Heitor Attílio Gracioso and Roberto Herbster Gusmão.

(2)      Age as of March 31, 2011.

(3)      Annual General Meeting to be held in 2011.

The following are brief biographies of each of Ambev’s directors:

Victório Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of Fundação Zerrener. He is also Co-Chairman of Quinsa’s Board of Directors. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev:

Name	Age (1)	Position	Election Date	Term Expires(2)
João Mauricio Giffoni de Castro Neves	44	Chief Executive Officer	2009	2013
Nelson José Jamel	39	Chief Financial Officer and Investor Relations Officer	2009	2013
Ricardo Tadeu Almeida Cabral de Soares	34	Sales Executive Officer	2008	2013
Márcio Fróes Torres	42	Industrial Executive Officer	2007	2013
Milton Seligman	59	Corporate Affairs Executive Officer	2005	2013
Pedro de Abreu Mariani	44	General Counsel	2005	2013
Ricardo Manuel Frangatos Pires Moreira	40	Soft Drinks Executive Officer	2008	2013
Rodrigo Figueiredo de Souza	35	Supply Executive Officer	2008	2013
Sandro de Oliveira Bassili	40	People and Management Executive Officer	2011	2013

(1)      Age as of March 31, 2011.

(2)      December 31, 2013.

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

Márcio Fróes Torres. Mr. Fróes has been Ambev’s Industrial Executive Officer since August 19, 2010. Until the end of 2009, Mr. Fróes was responsible for our Canadian Operations and as from January 1, 2010, he also acted as Ambev’s People and Management Executive Officer. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and Director of People Sales for Ambev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Masters Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Ricardo Manuel Frangatos Pires Moreira. Mr. Moreira is Ambev’s Soft Drinks Executive Officer. He joined the Company in 1995 and has held various positions in the Sales, Logistics and Direct Distribution departments. He was also the Regional Officer for Northern Brazil (2003),  Ambev’s Supply Executive Officer (2005) and Executive Officer for Hispanic Latin America (Hila ex) until December, 2010. He has a degree in mechanical engineering from Universidade Federal do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Sandro de Oliveira Bassili. Mr. Bassili is Ambev’s People and Management Executive Officer.  He has worked during 17 years in Ambev’s Sales Department, assuming the positions of Director of the Off Trade Channel and Director of Trade Marketing in Brazil. He has also worked as Corporative Social Responsibility Manager. He has a degree in economics from Universidade Estadual do Rio de Janeiro.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B.       Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2010 for services in all capacities amounted to R$57.5 million (fixed and varieable remuneration and share-based payment), as presented below.

MANAGEMENT’S REMUNERATION
2010 (in thousand R$)
Entity	Nº Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefit	Termin-ation Benefits	Share-based Pay-ment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for sitting on Committees	Others	Bonus	Profit Sharing	Remuner-ation for attending meetings	Commissions	Others
Board of Directors	9	3,758	0	0	0	0	2,126	0	0	0	0	0	4,068	9,952
Executive Board	9	12,872	250	0	0	0	11,165	0	0	0	0	0	23,231	47,518
	18	16,630	250	0	0	0	13,291	0	0	0	0	0	27,299	57,470

In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through Fundação Zerrener. The Board of Directors and Executive Officers also received benefits pursuant to Ambev’s pension and stock ownership plan. For a description of these plans see Note 25 of our consolidated financial statements.

No shares were acquired from our Directors and Executive Officers in 2010.

Stock Ownership Plan

Under the Company Stock Option Plan (“Plan”), senior employees and management of either the Company or its direct or indirect subsidiaries (“Beneficiaries”) are eligible to receive stock options for shares issued by the Company. They may also be offered American Depositary Receipts (“ADRs”). As of December, 2010, the Plan, combined with the previous stock ownership plan of the Company, had outstanding rights to acquire 26.3 million shares of Ambev, and included 460 people (including managers and employees).

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

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

From 2003 onwards, due to the adoption of the Sarbanes-Oxley Act in the USA, in 2002, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan. However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof. Prior to the alterations to the Plan in 2006, the Company had approved 13 programs. Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% in addition to restatement by the IGP-M.

After the alterations to the Plan in 2006, the Company began to work with a new stock options model.  Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006 (“2006 Program”), May 8, 2007 (“2007 Program”), February 27, 2008 (“2008 Program”), February 26, 2009 (“2009 Program”), July 30, 2009 (“2009.2 Program”) and March 1, 2010 (“2010 Program”).

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company.  Should the Beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the Beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The Beneficiary may also decide not to exercise any Lot B.In addition, Participants under the Plan who used 50% of their bonus to acquire the Lot A Shares and use 25% or 50% of their remaining net bonus in the purchase of our preferred shares or ADSs (the “Lot B shares”) are entitled to a number of options (the “Options”) calculated by dividing the amount invested in the Lot B shares (before tax) by the exercise price of the Lot A shares, and then multiplying the product of such division by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%). The exercise price of the Lot B shares corresponds to the price of Lot A shares with a ten percent discount. The exercise price of the Options corresponds to the price of Lot A shares, being deducted the value of the dividends and interest on shareholders’ equity effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof. Lot B shares are subject to a five-year lock-up. The vesting of the Options is subject to the following conditions being met:

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

        In 2010, the Plan was amended and the Company began to work with a new stock options model, which is comprised of two grants: (i) under the first type, the Beneficiary may decide to allocate 30%, 40%, 60%, 70% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company, whereas a substantial part of the shares acquired are subject to a 5-year lock up period, as from the corresponding grant date, during which the Beneficiary must remain working for the Company or any other company within its group; (ii)  under the second type, the Beneficiary may exercise the options granted only after a period of 5 years as from the corresponding grant date.  Further, the vesting of such options are not subject to performance measures, however, the right to exercise such options may be forfeited in certain circumstance, such as resignation or dismissal prior to the vesting of the options.  Under this model, two programs were approved respectively at Board of Directors Meetings held on August 19, 2010 (“2010.2 Program”) – contemplating both grants --, and November 30, 2010 (“2010.3 Program”) – contemplating one type of grant.

Additionally, on December 22, 2010, the Board os Directors approved the creation of stock option programs for employees retreating abroad who waive, in relation to their existing stock options under the programs created by the Company since 2005, to the right to deduct, from the exercise price, the dividends paid by the Company between the grant date and the exercise date.

 A-B InBev Exceptional Stock Option Grants

On November 25, 2008, A-B InBev’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 10.32, which corresponded to the fair value of A-B InBev share at the time of granting of the options. Half of the options has a duration of 10 years as from granting and will become exercisable on January 1, 2014. The other half has a duration of 15 years as from granting and will become exercisable on January 1, 2019. The exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev, namely if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in case of employment terminations. Such grant was confirmed on April 28, 2009, by A-B InBev’s annual general shareholders’ meeting.

On April 30, 2009, A-B InBev granted approximately 4.9 million stock options to approximately 50 executives of the A-B InBev Group, including approximately 1.8 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 21.94, which corresponded to the fair value of A-B InBev shares at the time of granting. The options have a duration of 10 years as from granting and will become exercisable on 1 January 2014. The exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev. This performance test will be met if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before 31 December 2013. Specific forfeiture rules apply in the case of employment termination. Such grant was authorized by A-B InBev’s 2009 annual general shareholders’ meeting.

On December 18, 2009, A-B InBev granted approximately 1,582,592 options to executives of A-B InBev, including 97,711 options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 35.90 and become exercisable after five years, on 18 December 2014.

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

Any employee after being hired may opt to join the defined contribution plan. When pension plans  members leave Ambev, before retirement, but having contributed at least three years to the IAPP plan, they have some options such as: (a) have their contributions refunded, (b) transfer their contributions to a bank or insurance company, (c) keep their investment in IAPP to be paid in installments, and (d) keep contributing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan. At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan. The defined contribution plan covers substantially all new employees.

As of December 31, 2010, we had 4,202  participants in our pension plans, including 775 participants in the defined benefit plan, 3,427 participants in the defined contribution plan, and 1,250 retired or assisted participants.

The Plan assets are comprised mainly of equity securities, government and corporate bonds and properties. All benefits are calculated and paid in inflation-indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2010, the Company recorded liabilities for pension plan benefits, as described in Note 24 to our financial statements.

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

We provisioned R$229.0 million under these programs amounted for the year ended December 31, 2010 and R$439.0 million for the year ended December 31, 2009 and R$109.9 million for the year ended December 31, 2008.

C.       Board Practices

During 2010 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and road shows in Brazil, the United States and Mexico. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Audit Committee (Conselho Fiscal)

At Ambev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment to our bylaws to make the Conselho Fiscal a permanent body. The following members were appointed to the Conselho Fiscal at Ambev’s general and extraordinary meeting held on April 28, 2010, for a term expiring upon the general shareholders’ meeting of 2011: Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti and Ivan de Castro Esteves, and, as alternates, respectively, Ary Waddington, Emanuel Sotelino Schifferle and Eurípedes de Freitas. All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

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

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations and Finance Committee’s responsibilities are:

▪To present medium and long-term planning proposals to the Board of Directors;

▪To propose and monitor Ambev’s annual performance targets and the budgets needed to attain the projected goals;

▪To monitor the Company’s standing through analysis of its results, market developments and permanent internal and external benchmarking;

▪To analyze and propose uniform best practice rules;

▪To monitor the performance of the Company’s trademarks and innovation strategies;

▪To opine in matters involving recruiting programs, variable compensation and the spreading of the Company’s culture; and

▪To analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters.

▪To analyze and monitor the Company’s annual investment plan;

▪To analyze and monitor growth opportunities;

▪To analyze and monitor the Company’s capital structure and cash flow; and

▪To analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito. Throughout the year, the Operations and Finance Committee holds at least six meetings. The members of the Committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities (which as from July 30, 2009 also comprise those of the former Special Committee) are to assist the Board of Directors in the following matters:

▪Related party transactions;

▪Any general conflict of interest situations;

▪Compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

▪Monitoring and analysis of the internal controls of the Company;

▪Monitoring and analysis of the fiscal profile of the Company;

▪Compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

▪Other matters the Board of Directors may consider relevant and in the interest of the Company.

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attilio Gracioso and Bolívar Moura Rocha. The president of the Conselho Fiscal also participates in the Compliance Committee meetings.

Differences Between the United States and the Brazilian Corporate Governance Practices

The SEC approved in November 2003 the new corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE must disclose the significant differences between their corporate governance practices and those required by the NYSE´s regulations for U.S. companies.

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines to for corporate governance best practices.

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

Audit Committee and Audit Committee Additional Requirements

NYSE corporate governance standards require that a listed company have an audit committee composed of a minimum of three independent members that satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a written charter that addresses certain duties.

We maintain a permanent Conselho Fiscal, which is a body contemplated by the Brazilian Corporate Law that operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the annual and quarterly financial statements and provide a formal report to our shareholders. We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3.

Shareholder Approval of Equity Compensation Plans

NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Our existing stock ownership plan was amended and restated by the general shareholders’ meeting held on April 28, 2010.

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

D.       Employees

As of December 31, 2010, Ambev and its subsidiaries had 44,924 employees, approximately 53% of whom were engaged in production, 44% of whom were engaged in sales and distribution and 3% of whom were engaged in administration.

The following table sets forth the number of Ambev and its subsidiaries´employees of as of the end of the years indicated:

Employees as of December 31,
2010	2009
44,924	40,787

The following table shows the geographical distribution of Ambev’s employees as of December 31, 2010:

Geographical Distribution of Ambev Employees as of December 31, 2010
Location	Number of Employees

Latin America North	32,097
Brazil	28,064
Dominican Republic	1,655
Peru	1,327
Venezuela	641
Ecuador	263
Guatemala	147
Latin America South	8,040
Argentina	5,046
Paraguay	664
Bolivia	1,310
Uruguay	602
Chile	418
Canada	4,787

Total	44,924

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

Health and Severance Benefits

In addition to wages, Ambev’s employees receive additional benefits. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily granted. The benefits packages of Ambev’s employees in Brazil consist of benefits provided both by Ambev directly and through Fundação Zerrener, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost. Ambev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate Law and Ambev’s bylaws, to support Fundação Zerrener in this regard.

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

E.       Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of December 31, 2010:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi (1)	*	*
Carlos Alves de Brito (2)	*	*
Marcel Herrmann Telles (3)	*	*
Roberto Moses Thompson Motta	*	*
José Heitor Attílio Gracioso (4)	*	*
Roberto Herbster Gusmão (5)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
*
João Mauricio Giffoni de Castro Neves	*	*
Nelson José Jamel	*
Ricardo Tadeu Almeida Cabral de Soares	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Ricardo Manuel Frangatos Pires Moreira	*	*
Rodrigo Figueiredo de Souza	*	*
Márcio Fróes Torres	*	*
Sandro de Oliveira Bassili	*	*

*         Indicates that the individual holds less than 1% of the class of securities.

(1)      Mr. De Marchi is a trustee of Fundação Zerrener. For information regarding the shareholding of Fundação Zerrener, see “Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(2)      Mr. Brito is a trustee of Fundação Zerrener. For information regarding the shareholding of Fundação Zerrener, see “Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(3)      Does not include shares owned through interest in A-B InBev. Mr. Telles is part of the controlling group of A-B InBev, and is also an intervening party to the Ambev Shareholders’ Agreement. See “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”. Mr. Telles is also a trustee of Fundação Zerrener. For information regarding the shareholdings of Fundação Zerrener, see “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

(4)      Mr. Gracioso is a trustee of Fundação Zerrener. For information regarding the shareholding of Fundação Zerrener, see “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

(5)      Mr. Gusmão is a trustee of Fundação Zerrener. For information regarding the shareholding of Fundação Zerrener, see “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Introduction

On June 29, 2007 at an Extraordinary Shareholders Meeting, shareholders approved a reverse stock split of our common and preferred shares at a ratio of 1/100. As a result, each ADS represents one common or preferred share, as the case may be. In this sense, the number of the Company’s shares was amended to 345,054,728 common shares and 279,362,507 preferred shares at that time.

On December 17, 2010 at an Extraordinary General Meeting, shareholders approved a stock split, pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the amount of the Company’s capital stock. Each ADR shall continue to be represented by one common or preferred share, as case may be.

As of December 31, 2010, Ambev had 1,743,364,345 common voting shares and 1,359,864,475 preferred shares outstanding (excluding treasury shares). Ambev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. As of December 31, 2010, there were 274,126,178 preferred ADSs outstanding (representing 274,126,178  preferred shares) and 4,262,685 common ADSs outstanding (representing 4,262,685 common shares). Ambev ADRs are issuable by The Bank of New York Mellon pursuant to deposit agreements for common and preferred shares.

Control

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and Fundação Zerrener, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares), as of December 31, 2010.

A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% (as of December 31, 2010) of the total voting power of Ambev’s capital stock (excluding treasury shares). A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev Shareholders’ Agreement with Fundação Zerrener, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Share Buyback

In 2010, we acquired 94,995 preferred and 26,150 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$2.8 million.

In 2009, we acquired 207,403 preferred and 40,374 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$15.5 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. The following table summarizes the share buyback programs approved by our Board of Directors in 2006, 2007 and 2008, and the number of shares purchased under each such program until February 26, 2009. For a further description of the programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Approval Date	Shares Repurchased (restated)(*)		Amount Repurchased (R$ in thousands )	Date program was finalized
February 22, 2006	(preferred)	20,805,950	373,008	August 8, 2006
	(common)	1,068,595	17,095
August 8, 2006	(preferred)	30,112,220	586,932	November 14, 2006
	(common)	792,865	13,554
November 14, 2006	(preferred)	41,695,715	870,161	February 5, 2007
	(common)	2,173,470	40,666
February 5, 2007	(preferred)	35,057,230	796,504	May 8, 2007
	(common)	6,573,050	140,534
May 8, 2007	(preferred)	34,739,325	924,414	August 20, 2007
	(common)	356,225	9,185
August 20, 2007	(preferred)	15,860,785	415,094	December 12, 2007
	(common)	2,100,905	55,323
December 12, 2007	(preferred)	15,727,745	394,125	March 3, 2008
	(common)	3,621,965	87,710
March 3, 2008	(preferred)	9,768,925	269,190	February 26, 2009
	(common)	1,933,415	48,482

Total		222,388,385	5,041,977

(*) On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Ambev’s Major Shareholders

The following table sets forth information as of December 31, 2010 with respect to any person known to Ambev to be the beneficial owner of 5% or more of Ambev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of New–York – ADR Department (1)	4,262,685	0.2%	274,126,178	20.1%
Interbrew International B.V	1,138,695,075	65.3%	515,806,725	37.9%
AmBrew S.A	151,760,510	8.7%	98,389,010	7.2%
Fundação Zerrener (2)	297,810,410	17,1%	—	—
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	20,274,065	1.1%	93,213,585	6.8%

(1)      Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)      Messrs. Telles, Brito, Dutra, De Marchi, Gracioso and Gusmão, directors of Ambev, are also trustees of Fundação Zerrener.

For a description of our major shareholders’ voting rights, see “—Ambev Shareholders’ Agreement”.

Ambev Shareholders’ Agreement

A-B InBev (through AmBrew S.A. and InterBrew International B.V.), Fundação Zerrener, as well as Ambev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement (the “Ambev Shareholders’ Agreement”) with respect to the voting of the shares of Ambev and the voting by Ambev of the shares of its subsidiaries, among other matters.

The Ambev Shareholders’ Agreement was originally signed in July 1999 and amended in March 2004.

The following discussion relates to the Ambev Shareholders’ Agreement, as modified by the amendment.

Management of Ambev

Although each common share of Ambev entitles shareholders to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s controlling shareholders, Fundação Zerrener, AmBrew S.A. and Interbrew International B.V., have the ability to elect the majority of Ambev’s directors. Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the Ambev Shareholders’ Agreement, the adoption of a cumulative vote procedure, the provisions of the Ambev Shareholders’ Agreement on the management of Ambev were based on the assumption that no directors will be elected by minority shareholders of Ambev.

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

Presently, under the Ambev Shareholders’ Agreement, as amended, each of Fundação Zerrener, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of Ambev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of Fundação Zerrener, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, may appoint up to two observers to attend Ambev’s board meetings, without voting rights. The boards of directors of Ambev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted.

Fundação Zerrener will have the right to appoint four directors and their respective alternates to the boards of directors of Ambev and its subsidiaries, so long as it maintains ownership of common shares that Fundação Zerrener held as of July 1, 1999, when the Ambev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and reverse stock splits). At that time, Fundação Zerrener held 459,521,728 common shares, which has since been adjusted for the five-for-one stock split that took effect in October 2000, the share dividend that took effect in May 2005, as well as the reverse stock split of June 2007. Fundação Zerrener appointed three of our directors. Fundação Zerrener is not allowed under the Ambev Shareholders’ Agreement to appoint more than four directors in the event that its holding of Ambev common shares increases. Fundação Zerrener will always be entitled to appoint at least one director as long as it holds a minimum of 10% of Ambev’s voting shares. AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of Ambev and its subsidiaries, in a number proportionate to the number of members appointed by Fundação Zerrener. Such proportion is based on the ratio between Fundação Zerrener’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of Ambev.

The Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties, one appointed by Fundação Zerrener and the other jointly by AmBrew S.A. and Interbrew International B.V. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of Ambev.

Each of Fundação Zerrener, AmBrew S.A. and Interbrew International B.V., may remove a director that it has appointed to the Board of Directors of Ambev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

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

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of Ambev or its subsidiaries, Fundação Zerrener, AmBrew S.A. and Interbrew International B.V. have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of Ambev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of Ambev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of Ambev voting common shares, which currently is constituted of AmBrew S.A. and Interbrew International B.V. However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “Management of Ambev”, and with respect to matters which require unanimous approval by Fundação Zerrener, AmBrew S.A. and Interbrew International B.V., as follows:

▪Any amendment to the bylaws of Ambev and/or any of its subsidiaries with the purpose of amending: (i) the corporate purposes, (ii) the term of duration, and/or (iii) the composition, powers and duties of the management bodies;

▪Approval of the annual investment budget of Ambev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of Ambev foreseen for the same fiscal year;

▪Designation, dismissal and substitution of the Chief Executive Officer of Ambev;

▪Approval of or amendment to the compensation policy for the Board of Directors and of the executive officers of Ambev, as well as of its subsidiaries;

▪Approval of stock ownership plans for the directors, executive officers and key employees of Ambev and/or its subsidiaries;

▪Change in the dividend policy of Ambev and/or any of its subsidiaries;

▪Increases in the capital of Ambev and/or any of its subsidiaries, with or without preemptive rights, through subscription, creation of a new class of shares, or changes in the characteristics of the existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants, and the creation of founders’ shares by Ambev and/or any of its subsidiaries except when such legal businesses are carried out between Ambev and its subsidiaries or between the subsidiaries;

▪Amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Ambev and/or any of its subsidiaries, in the latter case (a) when such operation involves a company that is not a subsidiary, directly or indirectly, of Ambev and (b) provided that the transaction in question results in the reduction in the average dividend paid by Ambev in the past five years, adjusted by the IGP-M published by Fundação Getulio Vargas as of the date of payment;

▪The creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Ambev’s subsidiaries, under any title or form, except in the benefit of Ambev and/or another subsidiary;

▪The incurrence by Ambev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5;

▪The execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Ambev or its subsidiaries;

▪The extension of loans or the offer of guarantees of any kind by Ambev and/or any of its subsidiaries to any third parties in an amount greater than 1% of Ambev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Ambev and its subsidiaries, or in favor of the subsidiaries themselves;

▪Election of members of committees of Ambev’s Board of Directors;

▪Cancellation of the registration of Ambev and/or any of its subsidiaries as publicly traded companies;

▪Petition for an arrangement with creditors (“recuperação judicial”) or acknowledgment of bankruptcy by Ambev and/or any of its subsidiaries;

▪Liquidation or dissolution of Ambev and/or any of its subsidiaries; and

▪Appointment of the external auditors of Ambev and/or any of its subsidiaries.

The Ambev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter. The Ambev Shareholders’ Agreement provides that any votes cast by Fundação Zerrener, AmBrew S.A. and Interbrew International B.V., or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

Transfer of Shares

The Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of shares:

▪Fundação Zerrener, AmBrew S.A. and Interbrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares, during the term of the agreement, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the Ambev Shareholders’ Agreement, and (ii) not to create any type of encumbrance on their shares, without the prior written consent of Fundação Zerrener, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of Fundação Zerrener;

▪In the event that the shares of Ambev owned by Fundação Zerrener, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the Ambev shares will be the lesser of either (i) the book value of the Ambev shares, as per the latest audited balance sheet of Ambev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or (ii) the average quoted market price of the Ambev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares. If the obligations in respect of such restriction were lower than the price for the Ambev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev shares and the obligations in respect of such restriction; and

▪If any of Fundação Zerrener, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other hand, intends to dispose of subscription rights relating to Ambev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

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

B.       Related Party Transactions

Material Related Party Transactions

Ambev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated), as described in Note 32 to our financial statements. Pursuant to the legal, regulatory and statutory provisions concerning related party transactions, the transactions described below were carried out on an arm's lenght basis.

Ambev and Fundação Zerrener

Medical, Dental and Social Assistance

One of the activities of Fundação Zerrener, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependants) of Ambev and its subsidiaries.

Purchase of Labels from Fundação Zerrener

In April 2002, CBB (which has subsequently merged into Ambev) and Fundação Zerrener executed an agreement for the production by Fundação Zerrener of labels using materials supplied by Ambev. The prices varied in accordance with the order, and were determined under arm’s length conditions.

Ambev has entered into a lease agreement with Fundação Zerrener, pursuant to which Ambev leased and is operating Fundação Zerrener’s assets used to produce our labels. We began operating such assets in June 2008.

Leasing

The foundation Zerrenner leases to Ambev two commercial properties, with a total annual payment of R$ 6.4 million with maturity in January 28, 2013.

Ambev and Employees

Before January 1, 2003, Ambev had deferred payment stock option plans. See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such option was removed from the stock ownership plans subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in Ambev’s Extraordinary General Meeting of April 28, 2010

A-B InBev and Labatt

In August 2004, in connection with the consummation of the merger of an indirect holding company of Labatt into Ambev, Labatt and InBev (as it was then denominated) entered into a cross-services agreement with a view to:

▪terminating the then-existing services agreement among those entities before the Incorporação;

▪Labatt providing to InBev, on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

▪InBev providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Transfer Pricing

In August 2004, InBev (as it was then denominated), Ambev and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between InBev and the Labatt companies. The companies confirmed that the Interbrew Transfer Pricing Policy will continue to be the transfer pricing policy in effect between the InBev companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement.

Ambev and A-B InBev

Licensing agreements

In March 2005, Ambev and InBev (as it was then denominated) entered into a cross-license agreement through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s  in Latin America (except Argentina and Cuba), on an exclusive basis, and A-B InBev is allowed to produce, package, market and distribute beer under the brand Brahma  in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Ambev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and A-B InBev has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. No royalties will be due in the first year, but royalties will be increased annually by 1.75% of net sales up to 7%, which will be the amount of royalties due after the fourth year. Since March 2005, A-B InBev has been distributing Brahma  beer in the United States and in a number of European countries such as the United Kingdom, France, the Benelux, Ukraine and Russia. We announced the launch of Stella Artois in Brazil in June 2005. Labatt and A-B InBev have an arrangement through which Labatt distributes certain A-B InBev beer brands in Canada, and Latin America South and A-B InBev have an arrangement through which it distributes Stella Artois in Argentina.

Labatt distributes Budweiser  branded beers in Canada under license from A-B InBev, and Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with A-B InBev to distribute Budweiser in Paraguay. Ambev also has A-B InBev’s subsidiary Metal Container Corp. as one of its can suppliers.

Special goodwill reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM’s Normative Ruling No. 319/99. Such amortization will be carried out within the next ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between Ambev, InBev Brasil and InBev(as it was then denominated) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in the Company to the benefit of its controlling shareholder, with the remaining 30% being capitalized in the Company without the issuance of new shares to the benefit of all shareholders. Since 2005 pursuant to the Protocol and Justification of the Merger, the Company has carried out, with shareholders approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, Interbrew International B.V. and AmBrew S/A, which are subsidiaries of A-B InBev, have subscribed shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all shareholders. The Protocol and Justification of the Merger also provides, among other matters, that A-B InBev shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

Indemnification Agreement

In the context of the Department of Justice’s antitrust review of A-B’s acquisition by InBev (as it was then denominated), Ambev and InBev entered on November 13, 2008 into an indemnification agreement pursuant to which InBev agreed to indemnify Ambev under certain circumstances arising from the perpetual license of Labatt branded beer to KPS for consumption in the U.S. and the interim supply of Labatt branded beer to KPS for consumption in the U.S.

A-B InBev and Intra-group Companies

In January 2005, InBev (as it was then denominated) and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

ITEM 8.          FINANCIAL INFORMATION

A.       Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Financial Statements”.

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$7.17 billion as of December 31, 2010. Our estimates are based on reasonable assumptions and assessment of external legal counsel but should the worst case scenario develop, subjecting us to losses in all casesclassified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, please see Notes 27 and 31 of our consolidated financial statements.

Tax Matters

As of December 31, 2010, the Company and its subsidiaries had several tax claims pending, including judicial and administrative proceedings. Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions. As at December 31, 2010, we have made provisions of R$310 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by Ambev against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS, IPI and revenue taxes. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2010, there were also tax proceedings with a total estimated possible risk of loss of R$6.1 billion.

In order to carry out certain activities, including obtaining BNDES financings, obtaining certain tax incentives or registering the sale of real estate, Ambev, in common with other Brazilian companies, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months. In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued. As of December 31, 2010, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$270 million. Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief. In the event that we lose the litigation, the court bond will be used to pay the amounts owed by us and we will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to Ambev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of December 31, 2010, we had provisions in connection with cases still pending in the amount of R$58 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$293 million as of December 31, 2010, which we have treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

We received tax assessments from the State of São Paulo in the amount of approximately R$97 million (updated December 31, 2010), challenging the legality of tax credits arising from an existing tax incentive of the Company in the State of Santa Catarina. We have treated this proceeding as a possible loss. Such estimate is based on reasonable assumptions and advice of external counsel but should our position not prevail the expected net impact on our income statement would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentive granted by the State of Santa Catarina.

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

Between 2000 and 2004, certain third-party distributors of Londrina (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors. As of December 31, 2010, Londrina had a provision of R$17 million with respect to such claims. We believe R$184 million is considered as a possible loss.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma, which has since been succeeded in a series of corporate restructuring transactions by Ambev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid in 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution in 1999 up to the amount not deducted in 1996 (approximately R$51.6 million as of December 31, 2010). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount. Brahma presented its defense and is waiting for a final decision by the administrative court. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied. The provision made in connection with this case was reversed in 2009 as external counsel established that even if Ambev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholders’ equity made by Ambev in 1996.

Profits generated abroad

During the first quarter 2005, certain of our subsidiaries received a number of assessments from Brazilian federal tax authorities relating to profits obtained by subsidiaries domiciled abroad, in the total amount, at that time, of approximately R$2.9 billion. In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries. This decision was partially favorable to Ambev, and we can still appeal. Based on the advice of external counsel, we have not recorded any provision in connection therewith. After this decision, we estimate the total exposures of possible losses in relation to these assessments to be approximately R$3.0 billion at December 31, 2010.

Income Tax – Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers. Based on the advice of external counsel, we have not recorded any provision in connection therewith.

We estimated the total exposures of possible losses in relation to these assessments to be approximately of R$372.3 million, at December 31, 2010.

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency ("CRA") for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev.  These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009.  Part of the amount settled, corresponding to transactions made before to the merge of Labatt into Ambev, was reimbursed by A-B InBev.

In relation to the same issue, Labatt received another tax assessment on its valuations of intercompany transactions amounting to C$153 million. The company is appealing this tax assessment. In the event Labatt would be required to pay these amounts, the totality will be reimbursed by A-B InBev.

Tax Amnesty and Refinancing Program

 We enrolled in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits. Under this program, we will pay R$374.8 million in 180 monthly installments. Accordingly, we reclassified R$336.9 million of noncurrent liabilities and R$37.9 million of current liabilities, from “Provisions” to “Other taxes, charges and contributions”.

Labor Matters

As of December 31, 2010, the Company and its subsidiaries are involved in approximately 4,440 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution. We have made provisions totaling R$224.3 million as of December 31, 2010. In Brazil, where the Company is involved in 4,176 legal proceedings, it is not unusual for a company to be a defendant in a large number of labor claims.

As of December 31, 2010, we had approximately 13 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$74 million. These claims are classified as having a possible chance of loss and claim, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2010 we had 4,846 civil claims pending in Brazil, including distributors and product-related claims. We are the plaintiff in 1,634 and the defendant in 3,212 of these claims. We have established provisions totaling R$39.8 million for the Company and its subsidiaries as of December 31, 2010 in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from Ambev, claiming that Ambev signed up entertainer  Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on the advice of external counsel, we have not recorded a provision in connection with such proceeding.

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

We have been notified of seven claims from 12 holders arguing that they would be entitled to those rights. One of them was ruled favorably to Ambev by the appellate court of the State of São Paulo. Another one is still awaiting final rulings by the same court. A third one was settled. Of the four other claims, one is awaiting a first instance decision and three were ruled against Ambev in the appellate court of the State of Rio de Janeiro. We have appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro, but the appeals were denied by the Reporting Judge of the Superior Court of Justice on February 4, 2010. On February 12, 2010, we appealed with respect to these decisions and a final decision will be ruled by a group of judges from the same court. On March 23, 2010, the first judge of this group (which is the previously mentioned Reporting Judge) has already confirmed his vote against our appeal. The warrant holders whose claim was denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe which are the warrants object of those six proceedings represented, on December 31, 2010, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.

We have filed counterclaims to six of these lawsuits. One of those counterclaims is still awaiting final ruling by the appellate court of the State of São Paulo. Of the five other counterclaims, one was settled, three were ruled against us in the appellate court of the State of Rio de Janeiro, and one was ruled against us in the appellate court of the State of São Paulo. We have already appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate courts of the states of Rio de Janeiro and São Paulo, except for one of the rulings rendered by the appellate courts of the state of Rio de Janeiro, which, therefore, is a final decision. Our appeals concerning the decisions issued by the appellate court of the State of Rio de Janeiro were denied by the Reporting Judge of the Superior Court of Justice and, as a result of that, we have recently appealed with respect to such decisions. Final decisions on these cases should be ruled by a group of judges from the same court. The first judge of this group (which is the previously mentioned Reporting Judge) has already confirmed his vote against our appeal.

Based on advice from external counsel, our chances of receiving unfavorable final decisions are possible and therefore we have not established a provision in our financial statements. . As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Distributors and product-related claims

Numerous claims have been filed in Brazil against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

  Ambev has established provisions in the amount of R$28.3 million in connection with these claims as of December 31, 2010, based on the advice of external legal counsel.

Antitrust matters

Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

Tô Contigo

On July 22, 2009, CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol which had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular Ambev’s customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs.

During its investigation, the SDE concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million.

Ambev has challanged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision was partially suspended.

On March 29, 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva currently Zone President of LAS and Ricardo Tadeu Almeida Cabral de Soares, currently Sales Executive Officer of Ambev.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently the third largest beer producer in Brazil and a part of the Femsa Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programmes and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On December 9, 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Our preliminary responses were filed before SDE on February 18, 2009.

630ml Bottle

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed of Schincariol and Petrópolis –two large competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our 630ml returnable bottle launched under the Skol  brand in the State of Rio de Janeiro and under the Bohemia  brand in the State of Rio Grande do Sul. On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol  bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all other producers. On May 27, 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by Ambev. Due to an appeal filed by Ambev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by Ambev in the states of Rio de Janeiro and Rio Grande do Sul, as long as Ambev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. On November 3, 2010, CADE unanimously approved an agreement with Ambev on the subject-matter, pursuant to which Ambev will cease, until August 1, 2011, the use of exclusive 630ml returnable bottles and shall maintain a system to change such bottles with competitors and points of sale until February 1, 2012. No financial contributions were made by Ambev in connection therewith.

1L Bottle

On August 20, 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging our new proprietary one litre returnable bottle launched under its main brands. The Association claims that Ambev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on 14 September 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the one litre format. On October 28, 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one litre bottle could potentially create lock-in effects. On December 24, 2010, SDE issued its opinion recommending the dismissal of the case stating that: (i) Ambev is free to decide whether or not it participates in common bottle exchange system, (ii) Ambev is not required to help competitors, and (iii) innovation moves -- including new bottles -- are pro-competitive. The case shall be now be decided by CADE.

Others

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

After the approval of the acquisition of Cintra in 2008, SDE initiated an administrative proceeding to investigate the closing in 2009 of a Cintra plant in the City of Mogi-Mirim, in the State of São Paulo. The SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by Ambev to SDE during the report of the Cintra acquisition. Ambev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by Ambev.

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

The CVM also initiated an administrative proceeding in October 2008 in which it alleges that certain shareholders, members of the board of directors and officers of Ambev (including Marcel Herrmann Telles, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Felipe Dutra) violated Brazilian Corporate Law and CVM rules, relating to (i) the potential use of privileged information in relation to the trading of Ambev shares between May 2003 and March 2004, (ii) the way certain information regarding Ambev was disclosed to the Brazilian market in March 2004 and (iii) alleged violation of Ambev’s Stock Ownership Program. On June 25, 2009, the CVM published its official decision accepting a settlement proposal with Mr. Dutra pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of R$0.3 million. In addition, on March 8, 2010, the CVM published its official decision accepting settlement proposals with Messrs. Lemann, Telles and Sicupira pursuant to which the regulatory inquiry was closed without a decision on the merits, subject to the payment of R$5 million by each of them. The settlements did not entail any admission of wrongdoing by the individuals involved, whether express or implied, or of any of the alleged facts described in the regulatory inquiry. The proceedings have continued with respect to Fundação Zerrenner, a shareholder of Ambev unrelated to AB-InBev, which filed a settlement proposal in April 2010.

Environmental matters

Riachuelo

We are challenging certain eviction orders received on November, 2009 from the Government of the City of Buenos Aires and on October, 2010  from the Autoridad de Cuenca Matanza Riachuelo ("Acumar", an environmental authority), which are aimed at ordering the removal of all existing construction allegedly preventing the construction of a towpath along the riverside of the Riachuelo River, in the city of Buenos Aires. In the event we are unable to successfully defend our property rights against these eviction orders, the operations of our soft drinks plant and distribution center located in Pompeya, City of Buenos Aires, by the riverside of the Riachuelo River, may be severely jeopardized.

The Government of the City of Buenos Aires and Acumar argue that the eviction orders issued against all owners of real estate whose properties lie along the riverside of the Riachuelo River (including Ambev) are based on a resolution issued by the Argentine Supreme Court of Justice in an environmental complaint initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the City of Buenos Aires and more than forty corporate entities (including us). In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the City of Buenos Aires remain primarily responsible for the remediation of environment, and further resolved that Acumar would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.

Others

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB, a predecessor of Ambev, was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. This case is still in the discovery phase.

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

On April 17, 2007, the Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigations on reports made by local population of pollution around the plant. Ambev reached a settlement with the Public Prosecutor of Viamão on June 12, 2007. In February 2009 the investigation was suspended for a period of three years in order to be certified that the settlement was entirely accomplished by Ambev.

Suit against Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against Ambev). The public prosecutor alleges that: (i) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (ii) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (iii) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, damage to society and encourage underage consumption.

                   Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Based on the advice of external counsel, we believe that our chances of loss are remote and therefore have not made any provision with respect to such claim.

Dividend Policy

For information regarding our dividend policy, see “Key Information—Selected Financial Data—Dividends—Dividend Policy”.

Significant Changes

Except as otherwise disclosed in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2010.

ITEM 9.          THE OFFER AND LISTING

A.       Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the BM&FBOVESPA under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares). In December 2010, Ambev’s shareholders approved a stock split at an extraordinary general meeting, dividing each share by 5 (whether common or preferred).

Shares

The table below shows the quoted high and low closing sales prices in Reais  on BM&FBOVESPA for preferred and common shares for the indicated periods. All shares prices have been restated to reflect Ambev’s stock bonus and reverse stock split described in the preceding paragraph as well as the reverse stock split.

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Annual
2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03
2008	26.60	14.40	29.36	17.20
2007	28.52	18.44	29.20	20.49
2006	18.88	14.78	21.07	16.07
Quarterly
2011
First Quarter	43.51	35.68	51.21	42.30
20102012010
First Quarter	31.85	27.61	37.28	32.60
Second Quarter	32.97	27.65	37.99	32.50
Third Quarter	35.56	30.60	42.19	35.60
Fourth Quarter	43.40	36.00	50.76	41.60
2009
First Quarter	18.56	15.16	22.40	18.03
Second Quarter	22.09	18.06	26.56	21.84
Third Quarter	25.30	21.02	29.25	25.10
Fourth Quarter	30.00	25.73	34.98	29.80
2008
First Quarter	26.60	21.32	29.36	23.32
Second Quarter	24.00	19.05	27.82	20.12
Third Quarter	18.80	15.88	21.44	17.94
Fourth Quarter	18.20	14.40	22.18	17.20
2007
First Quarter	21.46	18.44	22.69	20.49
Second Quarter	28.36	21.50	28.60	22.63
Third Quarter	28.24	23.00	28.40	23.63
Fourth Quarter	28.52	24.44	29.20	24.50
2006
First Quarter	16.35	14.78	18.95	17.19
Second Quarter	18.18	14.87	20.27	16.07
Third Quarter	17.64	15.59	19.79	17.23
Fourth Quarter	18.88	16.59	21.07	18.28

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Monthly
2011
January	43.51	37.92	51.21	44.60
February	39.33	35.68	42.30	46.20
March	39.48	36.80	46.94	43.89
2010
January	31.85	29.50	37.28	34.60
February	31.50	28.71	35.90	33.15
March	30.18	27.61	35.50	32.60
April	30.47	27.65	35.00	32.50
May	30.20	28.00	35.50	33.79
June	32.97	29.70	37.99	34.60
July	33.10	30.60	38.08	35.60
August	33.40	31.40	38.70	36.28
September	35.56	32.87	42.19	38.51
October	40.80	36.00	47.68	41.60
November	41.96	38.44	48.86	46.10
December	43.40	39.60	50.76	46.10
2009
January	17.80	15.80	21.30	18.66
February	17.18	15.84	20.40	18.65
March	18.56	15.16	22.40	18.03
April	19.79	18.06	24.70	21.84
May	22.09	19.79	26.56	24.14
June	22.09	20.60	26.56	25.02
July	22.35	21.02	27.00	25.10
August	24.40	22.00	28.36	26.80
September	25.30	23.59	29.25	27.34
October	28.35	25.73	33.00	29.80
November	29.60	26.90	34.94	31.80
December	30.00	27.60	34.98	32.72
2008
January	24.76	21.32	26.21	23.32
February	26.60	23.20	29.36	25.60
March	26.00	23.20	28.54	26.08
April	24.00	21.40	27.82	23.97
May	23.20	20.98	26.26	22.60
June	21.20	19.05	22.97	20.12
July	18.60	15.88	19.80	17.94
August	17.80	16.50	20.58	18.20
September	18.80	17.10	21.44	19.15
October	18.20	14.40	21.10	17.20
November	18.00	15.70	21.86	18.60
December	18.00	15.60	22.18	19.00
2007
January	19.72	18.44	22.07	20.49
February	20.76	19.33	22.63	20.59
March	21.46	19.78	22.69	20.53
April	23.62	21.50	24.41	22.63
May	26.42	23.80	26.70	24.30
June	28.36	26.40	28.60	26.26
July	28.24	26.40	28.40	25.90
August	27.00	23.00	27.20	23.63
September	27.16	25.34	27.10	25.46
October	28.40	27.10	29.20	27.00
November	28.52	24.44	28.60	24.50
December	26.40	24.49	27.60	25.40

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

As of December 31, 2010 there were 28 registered holders of our common ADSs, with 4,262,685 ADSs outstanding. As of December 31, 2010, there were 24 registered holders of our preferred ADSs, with 274,126,178 ADSs outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect Ambev’s stock bonus and the reverse stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Annual
2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42
2008	15.95	6.01	17.64	7.30
2007	16.00	8.53	16.50	9.55
2006	8.81	6.32	9.83	6.80
2005	8.75	4.29	8.09	4.20
2004	8.68	3.42	4.90	2.80
2003	3.43	1.99	4.41	2.25
2002	3.13	1.70	3.72	1.85

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Quarterly
2011
First Quarter	26.65	21.64	31.79	25.65
2010
First Quarter	18.19	15.40	21.22	17.82
Second Quarter	18.36	15.59	21.62	18.40
Third Quarter	20.97	17.40	24.78	20.23
Fourth Quarter	26.30	21.30	31.12	24.99
2009
First Quarter	8.09	6.21	10.03	7.42
Second Quarter	11.28	8.09	13.56	9.83
Third Quarter	14.14	10.60	16.45	12.61
Fourth Quarter	17.40	14.40	20.44	16.65
2008
First Quarter	15.95	12.05	17.64	12.89
Second Quarter	14.08	11.87	16.10	12.65
Third Quarter	11.52	8.36	13.02	9.87
Fourth Quarter	9.50	6.01	11.14	7.30
2007
First Quarter	10.43	8.53	10.99	9.55
Second Quarter	14.92	10.49	15.02	10.99
Third Quarter	15.32	11.38	15.39	11.11
Fourth Quarter	16.00	12.93	16.50	13.15
2006
First Quarter	7.54	6.65	8.87	7.71
Second Quarter	8.77	6.32	9.71	6.80
Third Quarter	8.10	6.99	9.18	7.74
Fourth Quarter	8.81	7.71	9.83	8.51
2005
First Quarter	8.75	7.00	5.31	4.20
Second Quarter	5.10	4.29	6.25	4.65
Third Quarter	6.02	4.73	7.46	5.86
Fourth Quarter	6.94	5.43	8.09	6.65
Monthly
2010
January	18.19	15.68	21.22	18.51
February	17.21	15.50	20.12	17.82
March	17.10	15.40	20.10	18.25
April	17.04	15.60	20.00	18.42
May	17.07	15.59	20.13	18.40
June	18.36	16.22	21.62	18.93
July	18.80	17.40	21.93	20.23
August	18.94	17.80	22.14	20.76
September	20.97	19.14	24.78	22.52
October	24.11	21.30	28.57	24.99
November	24.27	22.27	28.86	26.94
December	26.30	23.53	31.12	27.39
2009
January	7.84	6.57	9.34	7.79
February	7.68	6.80	9.04	8.09
March	8.09	6.21	10.03	7.42
April	9.24	8.09	11.28	9.83
May	10.90	9.32	13.10	11.44
June	11.28	10.25	13.56	12.46
July	11.77	10.60	14.22	12.61
August	13.00	11.99	15.50	14.52
September	14.14	12.40	16.45	14.44
October	16.55	14.40	19.28	16.65
November	17.40	15.01	20.44	18.09
December	17.35	15.86	20.33	18.87
2008
January	14.20	12.05	15.38	12.89
February	15.95	13.00	17.64	14.43
March	15.44	13.08	17.03	15.11
April	14.08	12.53	16.10	14.10
May	13.92	12.85	15.83	13.73
June	12.92	11.87	14.00	12.65
July	11.52	10.04	12.40	11.46
August	11.22	10.48	13.02	11.74
September	10.45	8.36	12.19	9.87
October	9.50	6.01	11.14	7.30
November	8.01	6.05	10.09	7.99
December	7.86	6.16	9.76	7.59
2007
January	9.31	8.53	10.39	9.57
February	9.87	9.13	10.83	9.67
March	10.43	9.18	10.99	9.55
April	11.60	10.49	12.00	11.06
May	13.57	11.46	13.72	11.82
June	14.92	13.28	15.02	13.23
July	15.32	14.00	15.39	13.70
August	14.07	11.38	14.12	11.11
September	14.16	13.00	14.63	13.05
October	16.00	14.82	16.34	15.13
November	16.00	12.93	16.50	13.15
December	14.78	13.31	15.39	13.89

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

Under the Brazilian Corporate Law, a company is either publicly held (listed), such as Ambev, whose shares are publicly traded on the BM&FBOVESPA, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporate Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the BM&FBOVESPA may not simultaneously be traded on the Brazilian over-the- counter market. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

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

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2010, the ten most actively traded issues represented approximately 53.05% of the total value of shares traded on BM&FBOVESPA, comparable to the 54.11% of total value in 2009.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

ITEM 10.       ADDITIONAL INFORMATION

A.       Memorandum and Articles of Association

Set forth below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporate Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (“Estatuto Social“). This description is qualified in its entirety by reference to the Brazilian Corporate Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.Ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At December 31, 2010, there were 1,359,864,475 total preferred shares outstanding and 1,743,364,345 total common shares outstanding, excluding the shares held in treasury. We are authorized to increase our capital up to 3,500,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

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

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporate Law, an amount equal to such “adjusted income” (which we will refer to as the “distributable amount”) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

▪Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation (in our case, Fundação Zerrener) for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect. Up to 10% of the distributable amount may be contributed under this concept;

▪Reductions caused by amounts allocated to the “Legal Reserve” or contingency reserves. See “—Reserves”; and

▪Increases caused by reversals of reserves constituted in prior years.

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

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the depositary of the ADSs (The Bank of New York Mellon), which is registered with the Central Bank as the fiduciary owner of such Ambev shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in Reais  to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends in Reais  into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the Real  and the U.S. dollar may also affect the U.S. dollar equivalent of the Real  price of the preferred and common shares on the BM&FBOVESPA.

Interest on shareholders’ equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the TJLP.  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

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

Goodwill premium from shares issued

Pursuant to the Brazilian Corporate Law, the amount received from subscription shares in excess of the average book value of the shares should be allocated in this reserve. The amount can be used for future capital increases without the issuance of new shares or to support our share buy-back program.

Fiscal Benefit of goodwill premium amortization - Normative Instruction 319/99

Pursuant to the Normative Instruction 319/99 issued by CVM, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition which is deductible for income tax and social contribution purposes, this future tax benefit is recorded as a capital reserve by the public company. As this benefit is realized, the public company increases its capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

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

Under Ambev’s bylaws and applicable law, the number of directors may be reduced to a minimum of three. Because the Ambev Shareholders’ Agreement provides that, as long as Fundação Zerrener maintains a minimum shareholding in Ambev, Fundação Zerrener shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to Fundação Zerrener’s approval.

Liquidation

In the event of liquidation of the Company, a general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator will be appointed by the Board of Directors.

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to Ambev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (Ambev’s capital as of December 31, 2010 was 7,613 million), prior to making any distributions to Ambev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate Ambev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

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

Withdrawal Rights

Under Brazilian Corporate Law, a dissenting shareholder has the right to withdraw from Ambev and be reimbursed for the value of the common or preferred shares held, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total outstanding voting capital to (among others):

▪Create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by Ambev’s bylaws;

▪Codify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

▪Reduce the mandatory dividend;

▪Merge or consolidate Ambev with another company;

▪Change the corporate objectives of Ambev;

▪Split Ambev, if the new entities resulting from the split have different principal corporate purposes, a lower minimum mandatory dividend or participate in a centralized group of companies;

▪Transform Ambev into another corporate type;

▪Transform Ambev into a wholly owned subsidiary of another company; or

▪Approve the acquisition of another company, the price of which exceeds the limits set forth in Brazilian Corporate Law.

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

Form and Transfer

Brazilian law provides that ownership of shares of capital stock of a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares. Banco Bradesco S.A. currently maintains Ambev’s share ownership records.

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

Other Significant Provisions of Brazilian Corporate Law

Brazilian Corporate Law also requires the following:

▪Upon a sale of control, the acquiror is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

▪If provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

▪Delisting of a public company is subject to an administrative proceeding before the CVM, having as a condition the conduction of a tender offer by the controlling shareholder or the corporation itself for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at a fair price, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

▪In addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (i) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from March 7, 2002 (when CVM’s Normative Ruling No. 361 became effective, except for public companies existing in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (ii) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

▪Upon the occurrence of a tender offer aiming at delisting the Company or through which our controlling shareholders acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

▪Members of our Board of Directors elected by the non-controlling shareholders have the right to veto the choice of the independent accountant by the Board. All of Ambev’s directors have been appointed by the controlling shareholders;

▪Our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Conselho Fiscal, the members of our Board of Directors and Conselho Fiscal and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the BM&FBOVESPA; and

▪The chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The Ambev Shareholders’ Agreement has been duly filed with us.

B.       Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form Ambev, including the amendments inserted in connection with the transaction between, among others, Ambev and A-B InBev (as it was then denominated), and the other amendments is discussed in “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement.”

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

License Agreements

We have a number of important license agreements, including a cross-license agreement with A-B InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s  brands in most of Latin America, and allows A-B InBev to exclusively produce, distribute and market the Brahma  brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and A-B InBev and according to which we may distribute Stella Artois branded beer in Canada and Argentina. Additionally, Ambev’s subsidiary in Canada, Labatt, and A-B InBev have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with A-B InBev to distribute Budweiser in Paraguay. See “Information on the Company—Licenses”. See also, for the Ambev-A-B InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

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

Income Tax

Taxation of Dividends. Dividends paid by Ambev to The Bank of New York Mellon in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding income tax.

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

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions (“black-list”) [2] . Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification an updated “black-list” of tax-haven jurisdictions has been issued in June 4, 2010 in accordance with Normative Ruling 1,037/10 issued by the Brazilian Revenue Service.

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

        [2]                  The countries currently included in this list, according to Normative Ruling of the Brazilian Federal Revenue Service No. 1,037/10, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Ascension Island, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Kiribati, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Norfolk Island, Oman, Panama, Pitcairn Island, French Polynesia, Qeshm Island, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Suaziland, Switzerland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. In addition, the United States LLCs, held by non-residents and not subject to federal income tax in the US and holding companies domiciled in Luxemburg, Denmark and Netherlands shall be treated as tax privileged domiciled entities, as well as: (i) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (ii) International Trading Company (ITC) domiciled in Iceland, (iii) the offshore KFT companies domiciled in Hungary, (iv)  Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain; (v) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta. The effects of  the inclusion of Switzerland in the list were suspended by Declaratory Act of the Brazilian Federal Revenue Service No 11/2010, due to a  review request presented by that Government to the Brazilian authorities.

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

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of Ambev will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the common shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale is made by The Bank of New York Mellon or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, if the ADSs were to be considered assets located in Brazil by the tax authorities.

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

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on Ambev’s profits, as long as the payment of a distribution of interest is approved in a general meeting of shareholders of Ambev. The amount of such deduction cannot exceed the greater of:

▪50% of net income (after social contribution on net profits, and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

▪50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

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

Registered Capital. The amount of an investment in preferred or common shares held by a Non-Brazilian Holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by The Bank of New York Mellon, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the market rate. The registered capital for preferred shares purchased in the form of a preferred ADS or common shares purchased in the form of a common ADS or purchased in Brazil, and deposited with The Bank of New York Mellon in exchange for a preferred or common ADS, will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred or common shares that are withdrawn upon surrender of preferred or common ADSs, as applicable, will be the U.S. dollar equivalent of the average price of the preferred or common shares, as applicable, on the Brazilian stock exchange on which the greatest number of such preferred or common shares, as applicable, was sold on the day of withdrawal. If no preferred or common shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred or common shares, as applicable, was sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred or common shares, as applicable, is determined on the basis of the average market rate quoted by the Central Bank on such date or, if the average price of preferred or common shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred or common shares.

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

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold preferred shares, preferred ADSs, common shares or common ADSs as “capital assets” (generally, property held for investment) under the Code. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

▪Insurance companies;

▪Tax-exempt organizations;

▪Dealers in securities or currencies;

▪Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

▪Banks, mutual funds or other financial institutions;

▪Partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

▪U.S. holders (as defined below) whose functional currency for tax purposes is not the United States dollar;

▪United States expatriates;

▪An S corporation or small business investment company;

▪Real estate investment trusts;

▪Investors in a pass-through entity;

▪Holders of preferred shares, preferred ADSs, common shares or common ADSs as part of a hedge, straddle, conversion or other integrated transaction, for tax purposes;

▪Holders who own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock (including by way of owning preferred shares, preferred ADSs, common shares or common ADSs); or

▪Holders who acquired their preferred shares, preferred ADSs, common shares or common ADSs as compensation.

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

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of preferred shares, preferred ADSs, common shares or common ADSs and you are for U.S. federal income tax purposes:

▪A citizen or resident of the United States;

▪A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

▪An estate the income of which is subject to U.S. federal income tax regardless of its source; or

▪A trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has in effect a valid election to be subject to tax as a U.S. person.

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

F.        Where You Can Find More Information

Ambev is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended, and files with the SEC:

▪Annual reports;

▪Certain other reports that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

▪Other information.

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

As of December 31, 2010, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2010. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

Derivatives Instruments (1)	2011	2012	2013	2014	2015	Thereafter	Total	Fair
								Value
(R$ million, except price per ton)
Sugar Derivatives
Notional Amount	108.7	39.9					148.6	86.0
Average Price (R$/ton)	995.7	872.8					962.7
Wheat Derivatives
Notional Amount	103.4						103.4	27.0
Average Price (R$/ton)	487.1						487.1
Aluminum Derivatives
Notional Amount	403.3	4.2					407.5	50.9
Average Price (R$/ton)	4,146.0	4,191.3					4,146.5
Heating Oil Derivatives
Notional Amount	4.8						4.8	0.7
Average Price (R$/gallon)	4.0						4.0
Crude Oil Derivatives
Notional Amount	7.0						7.0	0.6
Average Price (R$/barrel)	156.8						156.8
Corn Derivatives
Notional Amount	7.3						7.3	3.0
Average Price (R$/ton)	401.2						401.2

(1)      Negative notional amounts represent an excess of liabilities over assets at any given moment.

Interest Rate Risk

We use interest rate swap instruments to manage interest risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts. We are exposed to interest rate volatility with respect to our cash and cash equivalents, short-term investments and fixed and floating rate debt. Our U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2010. The contract terms of these instruments have been categorized by expected maturity dates:

As of December 31, 2010 (R$ million)
Debt Instruments	2011	2012	2013	2014	2015	Thereafter	Total
U.S Dollar Denominated Debt Fixed Rate
Notional Amount	(884.3)		(886.7)				(1,770.9)
Average Pay Rate	10.50%		8.75%				9.62%
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(23.62)	(26.42)	(26.42)	(21.58)			(98.0)
UMBNDES + Average Pay Rate	1.81%	1.81%	1.81%	1.81%			1.81%
International Debt
Reais Denominated Debt Fixed Rate	(716.6)	(473.1)					(1,189.6)
Average Pay Rate	15.88%	12.13%					14.39%
International Debt
C$ Denominated Debt Float Rate – BA		(300.8)					(300.8)
BA + Average Pay Rate		0.35%					0.35%
International Debt
C$ Denominated Debt Fixed Rate	(157.9)						(157.9)
Average Pay Rate	7.50%						7.50%
International Debt
Other Latin America Currency Fixed Rate	(108.82)	(49.30)	(5.40)	(1.17)		(10.79)	(175.5)
Average Pay Rate	12.4%	8.9%	7.75%	7.75%		7.75%	10.97%
International Debt
US$ Denominated Debt Fixed Rate	(230.10)	(99.97)					(330.1)
Average Pay Rate	5.96%	7.38%					6.39%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(202.11)	(130.40)	(249.07)	(163.35)		(9.68)	(754.6)
TJLP + Average Pay Rate	2.03%	2.03%	2.03%	2.03%		2.03%	2.03%
Reais Debt - ICMS Fixed Rate
Notional Amount	(9.58)	(21.91)	(22.37)	(15.51)	(14.21)	(37.21)	(120.8)
Average Pay Rate	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%
Reais Debt - Debentures Floating Rate – CDI
Notional Amount		(1,247.48)					(1,247.5)
Average Pay Rate % CDI		102.50%					102.50%
Reais Debt - Fixed Rate
Notional Amount	(273.29)	(66.67)				(284.77)	(624.7)
Average Pay Rate	10.37%	10.47%	0.00%	0.00%	0.00%	9.50%	9.99%
Total Debt	(2,606.2)	(2,416.0)	(1,189.9)	(201.6)	(14.2)	(342.4)	(6,770.4)

Cash Instruments	2011	2012	2013	2014	2015	Thereafter	Total
(R$ million)
US$ Denominated Cash and cash equivalents
Notional Amount	922.0						922.0
Average Interest Rate	0.26%						0.20%
REAIS Denominated Cash and cash equivalents
Notional Amount	3,179.8						3,179.8
Average Interest Rate	10.71%
C$ Denominated Cash and cash equivalents
Notional Amount	665.8						665.8
Average Interest Rate	1.10%						1.10%
Other Latin American Currency investments
Notional Amount	1,141.7						1,141.7
Average Interest Rate	2.11%
Total	5,909.3						5,909.3

Derivatives Instruments (R$ million) (1)	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Amount	307.83	0.42					308.25	(2.6)
Average Interest Rate	10.22%	9.53%					10.22%
BM&F DI Futures
Notional Amount	194.9	(772.3)	(999.7)	(201.6)		(187.4)	(1,966.1)	(19.3)
Average Interest Rate	9.71%	9.51%	9.28%	8.54%		7.01%	9.03%
US$ x R$ CCIRS(2)
Notional Amount	833.1		833.1				1,666.2	(395.7)
Average Interest Rate	12.27%		12.23%
FIXED x BA IRS(3)
Notional Amount	(279.7)	166.1					(113.6)	294.8
Average Interest Rate	3.27%	1.45%					5.92%
FIXED x CDI IRS(3)
Notional Amount						300.0	300.0	29.2
Average Interest Rate						7.01%	7.01%

(1)      Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2)      Cross Currency Interest Rate Swap

(3)      Interest Rate Swap

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2010	2009	2008
1st Quarter	6.00	6.25	6.25
2nd Quarter	6.00	6.25	6.25
3rd Quarter	6.00	6.00	6.25
4th Quarter	6.00	6.00	6.25

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our Brazilian operations’ debt is denominated in or indexed to foreign currencies, particularly the U.S. dollar. In addition, a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003 until December 31, 2008, the Real  appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The Real  depreciated against the U.S. dollar by 24.2% during 2008 and appreciated 34.2% in 2009 and 4.5% in 2010. As at December 31, 2010, the commercial market rate for purchasing US dollars was R$1.6662 per US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2010 included debt of R$2,796.2  million.

Current Exposure

As of December 31, 2010, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2010. The contract terms of these instruments have been categorized by expected maturity dates.

Derivatives Instruments (1) (R$ million)	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
BM&F DDI Futures
Notional Amount	307.8	0.4					308.2	-2.6
Average Interest Rate	10.22%	9.53%					10.22%
BM&F US$ Future
Notional Amount	575.7						575.7	-6.4
Average Interest Rate	9.45%						9.45%
US$ x R$ CCIRS
Notional Amount	833.1		833.1				1,666.2	-395.7
Average Interest Rate	9.53%		8.77%				9.15%
NDF Euro x REAIS
Notional Amount	63.9						63.9	0.1
Average Interest Rate	2.37						2.37
NDF US$ x REAIS
Notional Amount	(1,193.0)						(1,193.0)	14.9
Average Interest Rate	1.87						1.87
NDF C$ x US$
Notional Amount	237.7	30.1					267.8	-7.4
Average Unit Price	1.03	1.02					1.03
FDF C$ x USD
Notional Amount	773.5	559.9					1,333.3	515.0
Average Unit Price	1.03	1.02					1.03
FDF C$ x EUR
Notional Amount	58.7						58.7	-0.9
Average Unit Price	1.36						1.36
FDF C$ x GBP
Notional Amount	30.4						30.4	-0.7
Average Unit Price	1.59						1.59
NDF ARS x USD
Notional Amount	284.0						284.0	12.0
Average Unit Price	4.34						4.34
NDF CLP x US$
Notional Amount	64.6						64.6	-5.3
Average Unit Price	521.80						521.80

Derivatives Instruments (1) (R$ million)	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
NDF UYU x US$
Notional Amount	41.9						41.9	-1.6
Average Unit Price	21.57						21.57
NDF BOB x US$
Notional Amount	76.7						76.7	-0.4
Average Unit Price	7.19						7.19
NDF PYG x US$
Notional Amount	62.2						62.2	-1.2
Average Unit Price	4,836.27						4,836.27
NDF PEN x US$
Notional Amount	31.2						31.2	2.1
Average Unit Price	2.84						2.84
FDF PEN x US$
Notional Amount	59.9						59.9	-1.1
Average Unit Price	2.86						2.86
REAIS x YEN CCIRS
Notional Amount							0.0	29.2
Average Interest Rate
NDF DOP x US$
Notional Amount	48.3						48.3	-2.3
Average Unit Price	39.3						39.3
NDF GTQ x US$
Notional Amount	14.3						14.3	-0.9
Average Unit Price	8.52						8.52

(1)      Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not Applicable.

Warrants and Rights

Not Applicable.

Other Securities

Not Applicable.

American Depositary Shares

The Bank of New York Mellon (formerly The Bank of New York) is the depositary of Ambev shares in accordance with Common Deposit Agreement, dated July 17, 2000, as amended and restated in October 23, 2000 and August 2, 2007, entered into with Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs issued by Ambev (“Depositary Agreement”). A copy of this Depositary Agreement is filed as an exhibit to this Form 20−F.

 The depositary, The Bank of New York Mellon, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Pursuant to the Depositary Agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

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

Subject to certain terms and conditions, The Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The Bank of New York Mellon has made payments in the amount of US$1.2 million on behalf of Ambev during 2010, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

ITEM 13.       DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (ii) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

The effectiveness of our internal control over financial reporting as of December 31, 2010, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission.  Based on that assessment management has concluded that as of December 31, 2010 the Company’s internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to  Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Conselho Fiscal perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Álvaro Antônio Cardoso de Souza, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal year ended December 31, 2010.  The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes, for services performed in the year 2010, and breaks down these amounts by category of service:

2010
(R$ thousands)
Audit Fees	6,283.0
Audit-Related Fees	0.0
Tax Fees	900.0
All Other Fees	354.0
Total	7,537.0

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
Audit Fees

Audit fees are fees billed for the audit of our annual financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purpose).

Audit-Related Fees

Audit-related fees in 2010 and 2009 consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2010 and 2009 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

        The financial statements for the year ended December 31, 2010 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400 in the city of São Paulo, São Paulo. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SP0001/O-5.

The financial statements for the years ended December 31 2009 and 2008 have been audited by KPMG Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of KPMG Auditores Independentes are located at Rua Dr. Renato Paes de Barros, 33, in the city of São Paulo, São Paulo. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SPO14428/O-6.

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

The Conselho Fiscal is a permanent body which operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Conselho Fiscal to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Conselho Fiscal, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Conselho Fiscal has designated one financial expert, namely Mr. Álvaro Antônio Cardoso de Souza.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program”, we have purchased a number of our shares during the period covered by this annual report.

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

Preferred Shares Repurchases

Month	Total Number of Shares Purchased (restated)(2)	Average Price Paid per Share (restated)(2)	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	6,913,385	24.13	Not Specified	Not Specified
February-08	204,220	27.16	Not Specified	Not Specified
March-08	9,764,075	27.56	Not Specified	Not Specified
April-08	40,205	27.17	Not Specified	Not Specified
May-08	3,281,090	25.06	Not Specified	Not Specified
June-08	17,950	22.17	Not Specified	Not Specified
July-08	1,045	20.17	Not Specified	Not Specified
August-08	424,200	19.79	Not Specified	Not Specified
September-08	170,485	20.33	Not Specified	Not Specified
October-08	46,660	18.35	Not Specified	Not Specified
November-08	112,410	20.92	Not Specified	Not Specified
December-08	68,540	10.42	Not Specified	Not Specified
January-09	43,975	8.74	Not Specified	Not Specified
February-09	462,785	5.44	Not Specified	Not Specified
March-09	93,750	9.72	Not Specified	Not Specified
April-09	-	0.00	Not Specified	Not Specified
May-09	32,055	25.50	Not Specified	Not Specified
June-09	101,485	12.74	Not Specified	Not Specified
July-09	-	-	Not Specified	Not Specified
August-09	3,000	27.22	Not Specified	Not Specified
September-09	10,460	9.95	Not Specified	Not Specified
October-09	125,000	10.07	Not Specified	Not Specified
November-09	2,000	34.59	Not Specified	Not Specified
December-09	162,505	33.81	Not Specified	Not Specified
January-10	-	-	Not Specified	Not Specified
February-10	-	-	Not Specified	Not Specified
March-10	-	-	Not Specified	Not Specified
April-10	17,500	9.16	Not Specified	Not Specified
May-10	5,080	35.13	Not Specified	Not Specified
June-10	8,835	37.01	Not Specified	Not Specified
July-10	46,840	9.62	Not Specified	Not Specified
August-10	2,500	37.29	Not Specified	Not Specified
September-10	9,235	40.89	Not Specified	Not Specified
October-10	465	42.95	Not Specified	Not Specified
November-10	35,810	17.58	Not Specified	Not Specified
December-10	410	48.51	Not Specified	Not Specified

(1)     May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2)     On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Common Shares Repurchases

Month	Total Number of Shares Purchased (restated)(2)	Average Price Paid per Share (restated)(2)	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	928,820	22.04	Not Specified	Not Specified
February-08	159,895	26.38	Not Specified	Not Specified
March-08	1,934,180	25.08	Not Specified	Not Specified
April-08	1,840	23.96	Not Specified	Not Specified
May-08	313,680	21.97	Not Specified	Not Specified
June-08	5,965	20.05	Not Specified	Not Specified
July-08	4,750	16.98	Not Specified	Not Specified
August-08	85,425	17.24	Not Specified	Not Specified
September-08	65,045	17.52	Not Specified	Not Specified
October-08	1,095	18.23	Not Specified	Not Specified
November-08	33,400	17.09	Not Specified	Not Specified
December-08	13,705	13.03	Not Specified	Not Specified
January-09	8,100	11.27	Not Specified	Not Specified
February-09	92,555	6.79	Not Specified	Not Specified
March-09	18,750	12.15	Not Specified	Not Specified
April-09	-	-	Not Specified	Not Specified
May-09	905	20.50	Not Specified	Not Specified
June-09	20,295	12.24	Not Specified	Not Specified
July-09	-	-	Not Specified	Not Specified
August-09	875	22.80	Not Specified	Not Specified
September-09	2,890	15.89	Not Specified	Not Specified
October-09	25,000	12.59	Not Specified	Not Specified
November-09	-	-	Not Specified	Not Specified
December-09	32,500	28.39	Not Specified	Not Specified
January-10	-	-	Not Specified	Not Specified
February-10	-	-	Not Specified	Not Specified
March-10	-	-	Not Specified	Not Specified
April-10	3,500	11.45	Not Specified	Not Specified
May-10	10,675	11.88	Not Specified	Not Specified
June-10	2,690	31.21	Not Specified	Not Specified
July-10	-	-	Not Specified	Not Specified
August-10	-	-	Not Specified	Not Specified
September-10	335	33.57	Not Specified	Not Specified
October-10	-	-	Not Specified	Not Specified
November-10	8,125	21.34	Not Specified	Not Specified
December-10	-	-	Not Specified	Not Specified

(1)     May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2)     On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

The publicly announced programs referenced in the above tables are the following:

Approval Date	Period	Common or Preferred	Maximum number of Preferred shares (restated)(*)	Maximum Number of Common shares (restated)(*)	Maximum amount (R$ thousand) (restated)(*)
November-05	365 days	Preferred	98,779,445	-	100,000
February-06	180 days	Common and Preferred	49,199,360	18,906,085	100,000
August-06	360 days	Common and Preferred	33,486,250	18,519,855	200,000
November-06	360 days	Common and Preferred	65,844,860	16,250,365	200,000
February-07	360 days	Common and Preferred	Not specified	Not specified	200,000
May-07	360 days	Common and Preferred	Not specified	Not specified	200,000
August-07	360 days	Common and Preferred	Not specified	Not specified	100,000
December-07	360 days	Common and Preferred	Not specified	Not specified	100,000
March-08	360 days	Common and Preferred	Not specified	Not specified	150,000

(*) On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We previously reported a change in our auditors from KPMG Auditores Independentes to PricewaterhouseCoopers Auditores Independentes in our Form 20-F/A filed with the SEC on 12 October 2010.

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

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

In our opinion, the accompanying consolidated balance sheets and the related consolidated  income statement, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2010, and the results of their  operations and their  cash flows for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual report on Internal Control over Financial Reporting appearing in Item 15 of the 2010 Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo - Brazil

April 12, 2011

/s/   PricewaterhouseCoopers

Auditores Independentes

Report of Independent Registered Public Accounting Firm

To

The Board of Directors and Shareholders

Companhia de Bebidas das Américas - Ambev

São Paulo - SP, Brazil

We have audited the accompanying consolidated balance sheet of Companhia de Bebidas das Américas - Ambev and its subsidiaries (“the Company”) as of December 31, 2009, and the related consolidated statements of income, comprehensive income and expenses, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Companhia de Bebidas das Américas - Ambev and its subsidiaries as of December 31, 2009, and the consolidated results of their operations, their consolidated comprehensive income and expenses, changes in their consolidated equity and their consolidated cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Companhia de Bebidas das Américas - Ambev’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 12, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Independentes

São Paulo, Brazil

April 12, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statement

Years ended December 31, 2010, 2009 and 2008

(Expressed in millions of Brazilian Reais)	Note	2010	2009	2008
Net sales		25,233.3	23,194.0	20,713.2
Cost of sales		(8,449.0)	(7,731.9)	(7,217.7)
Gross profit		16,784.3	15,462.1	13,495.5
Sales and marketing expenses		(6,038.5)	(5,542.0)	(4,956.3)
Administrative expenses		(1,196.9)	(1,478.1)	(1,037.0)
Other operating income/(expenses)	7	624.9	539.3	383.5
Special items	8	(150.8)	196.6	(59.2)
Income from operations		10,023.0	9,177.9	7,826.5
Finance cost	11	(1,104.3)	(1,348.5)	(1,447.6)
Finance income	11	784.9	366.4	256.8
Net finance cost		(319.4)	(982.1)	(1,190.8)
Share of results of associates		0.2	0.7	2.3
Profit before income tax		9,703.7	8,196.5	6,638.0
Income tax expense	12	(2,084.4)	(2,208.1)	(1,447.2)
Profit		7,619.2	5,988.4	5,190.9
Attributable to:
Equity holders of Ambev		7,561.4	5,986.1	5,119.1
Non-controlling interests		57.8	2.3	71.8

Basic earnings per share – preferred (*)	22	2.58	2.05	1.76
Basic earnings per share – common (*)	22	2.34	1.86	1.60
Diluted earnings per share– preferred (*)	22	2.57	2.05	1.76
Diluted earnings per share– common (*)	22	2.33	1.86	1.60

(*) On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one Common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split (Note 22).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2010, 2009 and 2008

(Expressed in millions of Brazilian Reais)	2010	2009	2008

Profit	7,619.2	5,988.4	5,190.9
Exchange differences on translation of foreign operations (gains/ (losses)	(391.1)	(1,567.0)	1,192.9
Actuarial gains / (losses)	(234.5)	(82.6)	(26.8)
Cash flow hedges - gains / (losses)
Recognized in equity (cash flow hedges)	96.8	(75.5)	12.5
Removed from equity and included in profit or loss	(48.7)	(232.4)	194.8
Change in deferred income tax in equity and other changes	95.6	188.1	(140.0)
Net income (charge) recognized directly in equity	(481.9)	(1,769.4)	1,233.4
Total comprehensive income	7,137.3	4,219.0	6,424.3
Attributable to:
Equity holders of Ambev	7,127,8	4,235.8	6,359.0
Non-controlling interests	9.5	(16.8)	65.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2010 and 2009

(Expressed in millions of Brazilian Reais)

Assets	Note	2010	2009

Non-current assets
Property, plant and equipment	13	7,032.3	6,595.1
Goodwill	14	17,441.8	17,527.5
Intangible assets	15	1,823.2	1,932.6
Investments in associates		18.5	24.3
Investment securities	16	208.7	246.9
Deferred tax assets	17	1,089.8	1,368.5
Employee benefits	24	20.9	13.7
Trade and other receivables	19	2,132.1	2,089.3
		29,767.4	29,797.9
Current assets
Investment securities	16	1,069.3	73.3
Inventories	18	1,905.2	1,488.1
Income tax receivable		181.2	986.2
Trade and other receivables	19	3,794.1	3,652.5
Cash and cash equivalents	20	5,909.3	4,042.9
Assets held for sale	21	51.8	60.2
		12,910.9	10,303.1

Total assets		42,678.3	40,101.0

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2010 and 2009

 (Expressed in millions of Brazilian Reais)

Equity and Liabilities	Note	2010	2009

Equity	22
Issued capital		7,613.8	6,832.1
Reserves		16,748.1	11,055.2
Retained earnings		-	4,130.1
Equity attributable to equity holders of Ambev		24,361.9	22,017.4
Non-controlling interests		203.0	278.7

Total Equity		24,564.9	22,296.1

Non-current liabilities
Interest-bearing loans and borrowings	23	4,164.2	6,460.2
Employee benefits	24	966.2	767.9
Deferred tax liabilities	17	548.7	502.2
Trade and other payables	26	1,343.4	663.6
Provisions	27	536.1	919.3
		7,558.6	9,313.2
Current liabilities
Bank overdrafts	20	1.0	18.6
Interest-bearing loans and borrowings	23	2,606.2	801.1
Income tax and social contribution payable		701.6	1,295.9
Trade and other payables	26	7,142.9	6,279.9
Provisions	27	103.0	96.2
		10,554.9	8,491.7

Total liabilities		18,113.5	17,804.9

Total equity and liabilities		42,678.3	40,101.0

The accompanying notes are an integral part of the consolidated financial statements.

 Consolidated Statements of Changes in Equity

 (Expressed in millions of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2010	6,832.1	(47.8)	-	4,967.1	2,730.2	234.1	(112.3)	4,211.5	208.8	350.9	-	4,130.1	(857.0)	(13.9)	(616.4)	22,017.4	278.7	22,296.1

Profit	-	-	-	-	-	-	-	-	-	-	-	7,561.4	-	-	-	7,561.4	57.8	7,619.2
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(344.3)	-	-	(344.3)	(46.8)	(391.1)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	145.2	-	145.2	(1.5)	143.7
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(234.5)	(234.5)	-	(234.5)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	7,561.4	(344.3)	145.2	(234.5)	7,127.8	9.5	7,137.3
Shares issued	781.7	-	-	-	(535.3)	-	-	-	-	-	-	-	-	-	-	246.4	77.6	324.0
Share Premium	-	-	8.3	-	-	-	-	-	-	-	-	-	-	-	-	8.3	-	8.3
Dividends	-	-	-	-	-	-	-	(707.8)	-	-	-	(3,213.1)	-	-	-	(3,920.9)	(70.7)	(3,991.6)
Interest on capital	-	-	-	-	-	-	-	(289.5)	-	-	-	(868.9)	-	-	-	(1,158.4)	-	(1,158.4)
Share-based payment	-	-	-	-	-	98.2	-	-	-	-	-	-	-	-	-	98.2	-	98.2
Reserves destination:
Fiscal incentive	-	-	-	-	-	-	-	-	-	310.5	-	(310.5)	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	2,876.8	-	-	-	(2,876.8)	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	-	-	-	4,290.3	(4,290.3)	-	-	-	-	-	-
Treasury shares	-	24.2	-	-	-	-	15.9	-	-	-	-	-	-	-	-	40.1	-	40.1
Share transfer receivable - Plan	-	19.1	-	-	-	-	-	-	-	-	-	(19.1)	-	-	-	-	-	-
Reestruturing	-	-	-	-	-	-	-	-	-	-	-	(50.2)	-	-	-	(50.2)	(87.5)	(137.7)
Others	-	-	-	16.0	(0.2)	-	-	-	-	-	-	(62.6)	-	-	-	(46.8)	(4.6)	(51.4)
At December 31, 2010	7,613.8	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	6,091.0	208.8	661.4	4,290.3	-	(1,201.3)	131.3	(850.9)	24,361.9	203.0	24,564.9

The  accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

(continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2009	6,602.0	(109.3)	-	4,985.8	2,875.3	151.7	(93.2)	1,761.6	208.8	142.9	-	3,998.9	687.2	105.4	(529.6)	20,787.5	224.1	21,011.6

Profit	-	-	-	-	-	-	-	-	-	-	-	5,986.1	-	-	-	5,986.1	2.3	5,988.4
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(1,544.2)	-	-	(1,544.2)	(22.8)	(1,567.0)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(119.3)	-	(119.3)	(0.5)	(119.8)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(86.8)	(86.8)	4.2	(82.6)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,986.1	(1,544.2)	(119.3)	(86.8)	4,235.8	(16.8)	4,219.0
Shares issued	230.1	-	-	-	(145.1)	-	-	-	-	-	-	-	-	-	-	85.0	-	85.0
Shared issued non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77.5	77.5
Dividends	-	-	-	-	-	-	-	-	-	-	-	(2,290.4)	-	-	-	(2,290.4)	(58.6)	(2,349.0)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(1,019.9)	-	-	-	(1,019.9)	-	(1,019.9)
Share-based payments	-	-	-	-	-	82.4	-	-	-	-	-	-	-	-	-	82.4	-	82.4
Reserves destination:
Fiscal incentive	-	-	-	-	-	-	-	-	-	208.0	-	(208.0)	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	2,449.9	-	-	-	(2,449.9)	-	-	-	-	-	-
Treasury shares	-	61.5	-	-	-	-	(19.1)	-	-	-	-	-	-	-	-	42.4	-	42.4
Monetary restatement - gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	64.2	-	-	-	64.2	61.8	126.0
Others	-	-	-	(18.7)	-	-	-	-	-	-	-	49.1	-	-	-	30.4	(9.3)	21.1
At December 31, 2009	6,832.1	(47.8)	-	4,967.1	2,730.2	234.1	(112.3)	4,211.5	208.8	350.9	-	4,130.1	(857.0)	(13.9)	(616.4)	22,017.4	278.7	22,296.1

 The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

(continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Profit reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shared issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Adicional dividends	Retained earnings	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2008	6,105.2	(1,158.9)	-	9,254.5	698.0	118.4	(86.1)	2,312.2	208.8	-	-	1,644.8	(508.2)	38.3	(507.0)	18,120.0	506.7	18,626.7

Profit	-	-	-	-	-	-	-	-	-	-	-	5,119.1	-	-	-	5,119.1	71.8	5,190.9
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	1,195.4	-	-	1,195.4	(2.5)	1,192.9
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	67.1	-	67.1	0.2	67.3
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(22.6)	(22.6)	(4.2)	(26.8)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,119.1	1,195.4	67.1	(22.6)	6,359.0	65.3	6,424.3
Shares issued	496.8	-	-	(441.1)	-	-	-	-	-	-	-	-	-	-	-	55.7	-	55.7
Dividends	-	-	-	-	-	-	-	-	-	-	-	(2,195.0)	-	-	-	(2,195.0)	-	(2,195.0)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(992.5)	-	-	-	(992.5)	-	(992.5)
Share-based payments	-	-	-	-	-	44.0	-	-	-	-	-	-	-	-	-	44.0	(1.1)	42.9
Reserves destination:
Reserves reclassification	-	-	-	(2,176.1)	2,176.1	-	-	-	-	-	-	-	-	-	-	-	-	-
Fiscal incentive	-	-	-	-	-	-	-	-	-	142.9	-	(142.9)	-	-	-	-	-	-
Reversal investments reserve for dividends distribuition	-	-	-	-	-	-	-	(550.6)	-	-	-	550.6	-	-	-	-	-	-
Treasury shares	-	1,049.6	-	(1,641.9)	-	(10.7)	(7.1)	-	-	-	-	-	-	-	-	(610.1)	-	(610.1)
Aquisition non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(357.4)	(357.4)
Others	-	-	-	(9.6)	1.2	-	-	-	-	-	-	14.8	-	-	-	6.4	10.6	17.0
At December 31, 2008	6,602.0	(109.3)	-	4,985.8	2,875.3	151.7	(93.2)	1,761.6	208.8	142.9	-	3,998.9	687.2	105.4	(529.6)	20,787.5	224.1	21,011.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2010, 2009 and 2008

 (Expressed in millions of Brazilian Reais)

	2010	2009	2008
Profit	7,619.2	5,988.4	5,190.9
Depreciation, amortization and impairment	1,567.2	1,376.5	1,290.7
Impairment losses on receivables and inventories	137.7	74.7	56.0
Additions/(reversals) in provisions and employee benefits	111.8	119.9	190.8
Net finance cost	319.4	982.1	1,190.8
Other non-cash items included in the profit	62.2	(30.1)	7.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	(9.9)	(27.5)	(20.0)
Loss/(gain) on sale of assets held for sale	(11.0)	(2.3)	(26.6)
Equity-settled share-based payment expense	120.3	134.7	57.8
Income tax expense	2,084.4	2,208.1	1,447.2
Share of result of associates	(0.2)	(0.7)	(2.3)
Cash flow from operating activities before changes in working capital and use of provisions	12,001.1	10,823.8	9,383.1
Decrease/(increase) in trade and other receivables	(427.7)	(398.6)	(202.5)
Decrease/(increase) in inventories	(584.1)	190.4	(395.3)
Increase/(decrease) in trade and other payables	567.0	(98.8)	710.9
Cash generated from operations	11,556.3	10,516.8	9,496.2
Interest paid	(674.4)	(1,165.0)	(976.9)
Interest received	306.8	158.6	92.6
Income tax paid	(1,125.9)	(813.3)	(1,579.3)
Cash flow from operating activities	10,062.8	8,697.1	7,032.6
Proceeds from sale of property, plant and equipment	67.0	88.5	53.9
Proceeds from sale of intangible assets	5.1	-	18.1
Repayments of loans granted	1.5	1.5	0.7
Sale of subsidiaries, net of cash disposed of	(18.7)	-	-
Acquisition of subsidiaries, net of cash acquired	-	(44.5)	-
Purchase of non-controlling interest	-	(88.9)	(691.9)
Acquisition of property, plant and equipment	(2,169.8)	(1,306.2)	(1,782.0)
Acquisition of intangible assets	(117.0)	(132.6)	(175.3)
Investment in short term debt securities	(1,067.5)	-	-
Net proceeds/(acquisition) of debt securities	105.3	(79.6)	231.4
Net proceeds/(acquisition) of other assets	19.8	10.0	131.0
Cash flow used in investing activities	(3,174.3)	(1,551.8)	(2,214.1)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flow Statements

(continued)

Years ended December 31, 2010, 2009 and 2008

 (Expressed in millions of Brazilian Reais)

	2010	2009	2008
Capital increase	246.4	85.0	55.7
Capital increase of non-controlling interests	77.6	-	-
Share premium	8.3	-	-
Proceeds from borrowings	1,056.3	1,291.6	6,502.8
Proceeds/(repurchase) of treasury shares	16.7	34.5	(600.6)
Repayment of borrowings	(1,252.7)	(3,779.7)	(6,545.4)
Cash net finance costs other than interests	23.3	7.8	(605.7)
Payment of finance lease liabilities	(6.7)	(7.7)	(10.8)
Dividends paid	(5,030.8)	(3,560.5)	(2,801.8)
Cash flow used in financing activities	(4,861.6)	(5,929.0)	(4,005.8)
Net increase/(decrease) in cash and cash equivalents	2,027.0	1,216.3	812.7
Cash and cash equivalents less bank overdrafts at beginning of year	4,024.3	3,280.0	2,240.9
Effect of exchange rate fluctuations	(143.0)	(472.0)	226.5
Cash and cash equivalents less bank overdrafts at end of year	5,908.3	4,024.3	3,280.0

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements:

1	Corporate Information
2	Statement of compliance
3	Summary of significant accounting policies
4	Segment reporting
5	Acquisition and disposals of subsidiaries
6	Revenue
7	Other operating income/(expenses)
8	Special items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income taxes and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade and other receivables
20	Cash and cash equivalents
21	Assets held for sale
22	Changes in equity
23	Interest-bearing loans and borrowings
24	Employee benefits
25	Share-based payments
26	Trade and other payables
27	Provisions
28	Risks arising from financial instruments
29	Operating leases
30	Collateral and contractual commitments with suppliers, advances from customers and other
31	Contingencies
32	Related parties
33	Events after the balance sheet date
34	Group companies

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other Brazilian domiciled companies and elsewhere in the Americas.

The Company maintains an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and  H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”) and Cervecería Paraguay (“Cervepar”), to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes its Brahma product in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

Main corporate event in 2010:

On October 20, 2010, Ambev and Cerveceria Regional S.A. (“Cerveceria Regional”) executed a transaction pursuant to which they combined their businesses in Venezuela, whereupon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next four years.

The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

The consolidated financial statements were approved by the Board of Directors on February 28, 2011.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation and measurement

The consolidated financial statements were prepared in accordance with IFRS standards and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that were in force on December 31, 2010.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or current and future periods if the revision affects such periods.

The Company believes that the following accounting policies reflect management´s most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of acquired identifiable intangibles is based on an assessment of future cash flows.  Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

Management selects a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected return on plan assets, medical cost trend rates , rates of future salary increase, turnover rates, and longevity.

Changes in accounting estimates

Judgments made by management in the application of IFRSs that have significant effects on the consolidated financial statements and estimates with a significant risk of material adjustment in subsequent years are discussed hereafter.

During the year ended December 31, 2010, based on an appraisal review executed by external specialists, the Company has changed some assets useful lives. This change resulted in the following impact:

Depreciation charge
Returnable packaging	189.7
Other assets allocated to customers	51.6
Plant and equipment	(98.2)
143.1

The accounting policies set out below were adopted uniformly for all the periods presented in the consolidated financial statements.

(b) Consolidated financial statements

Subsidiaries

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

The Company uses the purchase method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement when applicable. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess of the consideration transferred and the fair value at the date of acquisition of previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. In acquisitions where the Company assigns fair value to the non-controlling interest, the goodwill calculation also includes the value of any non-controlling interest in the acquiree, and the goodwill is determined by considering the participation of the Company and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in income

Intercompany transactions, balances and unrealized gains on transactions between Ambev’s companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been conformed where necessary to ensure consistency with the policies adopted by the Company.

Associates

Associates are those entities in which the Company has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

Jointly-controlled entities

Jointly-controlled entities are consolidated using the proportionate method. The Company consolidates the assets, the liabilities and the income of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), as well as two distribution entities in Canada, Brewers Retails Inc. and Brewers’ Distributor Ltd. in proportion to its participation in these companies.

Consolidation process

The financial statements of our subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the parent company, using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When Ambev’s share of losses exceeds the carrying amount of the associate, the carrying amount of the investment is reduced to nil.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of Ambev’s interest in the entity. Unrealized losses are reviewed to determine that they are not an indication of further impairment.

(c) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate.  Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais (“R$”) at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in income.

The more significant exchange rates that have had an effect on the financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2010	2009	2008	2010	2009	2008

CAD	Canadian Dollars	Canada	1.6712	1.6581	1.9134	1.7114	1.7554	1.6984
DOP	Dominican Pesos	Dominican Republic	0.0445	0.0485	0.0661	0.0480	0.0558	0.0523
USD	US Dollar	Ecuador, Luxembourg and Argentina and Uruguay Malt operations	1.6662	1.7412	2.3370	1.7679	2.0152	1.7901
GTQ	Quetzal	Guatemala	0.2075	0.2102	0.3006	0.2180	0.2460	0.2403
PEN	Novo Sol	Peru	0.5940	0.6059	0.7438	0.6219	0.6640	0.6118
VEF	Bolívar Forte	Venezuela (i)	0.3884	0.8159	1.0883	0.4121	0.9262	0.8500
ARS	Argentinean Peso	Argentina	0.4191	0.4586	0.6774	0.4481	0.5407	0.5707
BOB	Bolivian Peso	Bolivia	0.2367	0.2463	0.3306	0.2495	0.2825	0.2493
PYG	Guarani	Paraguay	0.0004	0.0004	0.0005	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.0829	0.0887	0.0959	0.0876	0.0889	0.0858
CLP	Chilean Peso	Chile	0.0036	0.0034	0.0037	0.0034	0.0036	0.0035

(i) As described in Note 1 the subsidiary – Brahma Venezuela was incorporated by Cerveceria Regional as part of the restructuring of operations in that country.

(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which the Company operates ("functional currency").

The functional currencies of most subsidiaries are their respective local currencies, since business transactions are effected in these currencies, except for subsidiaries located in Ecuador as well as the malt operations in Argentina and Uruguay, for which the functional currency is the U.S. dollar, since this is the currency of the primary economic environment affecting these entities.

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in equity are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated from the exchange rate changes related to the amortized cost of the security and other changes in the carrying value. The exchange rate changes in amortized cost are recognized in income whereas other changes in carrying value of the security are recognized in equity.

The foreign exchange effects on assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in the available for sale reserve in equity.

On consolidation, exchange differences arising from translation of net investments in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in Other comprehensive income.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate (unless otherwise stated - Note 3 (g)).

Functional and disclosure currency

The functional and presentation currency of the financial statements of the Company is the Brazilian Real.

(e) Hyperinflationary economies

In hyperinflationary economies, the local currency-denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts are re-measured by applying a general  price index.  The financial statements adjusted for inflation are then translated into the presentation currency at the closing rate.

As of November 30, 2009, Venezuela was assessed to be a highly inflationary economy and the Company has price-level restated the accounts based on the price index announced by Venezuela's central bank for the period from December 2009 to October 20, 2010, when the Venezuelan operations were deconsolidated, following the transaction between Ambev and Cerveceria Regional (Note 1).

(f) Intangible assets

Market assets from former dealers

The distribution assets are acquired from former dealers and correspond substantially to rights contracts with the points of sale and supply of master data information to the Company of such points sale, including financial history and purchase profile.

Brands

In those cases in which part of the consideration paid in a business combination is related to brands, these are recognized as Intangible assets and measured at fair value. When those brands have indefinite useful lives they are stated at their  cost less accumulated  impairment  losses. Brands  are  tested  annually  to  identify possible evidence of impairment.

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

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually (refer to item (n) below).

(g) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

Acquisitions prior to January 1, 2005

As part of its transition to IFRS, the Company elected to apply IFRS 3 Business Combinations only to those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to January 1, 2005, goodwill was determined under the Company’s accounting policies adopted during those periods (the “prior Brazilian GAAP”).

Acquisitions on or after January 1, 2005

For acquisitions on or after January 1, 2005, goodwill represents the excess of the purchase consideration of the acquisition over the Company’s interest in the net fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed of the acquiree. In the event an advantageous premium in acquisition (negative goodwill) is determined, it is recognized immediately in Income Statement.

This election was in connection with the IFRS 1 First-time adoption exemptions, used in the implementation of IFRS for the financial statements of December 31, 2008.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized but tested for impairment annually and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly-controlled entity to which it relates and is translated to Reais using the year-end exchange rate, except for the acquisitions prior to January 1, 2005 for which the Company treated them as their assets, in Reais.

Goodwill determined upon the acquisition of an associate is included in the carrying amount of the investment in the associate.

Expenditure on internally generated goodwill is expensed as incurred.

h) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

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

The estimated useful lives are as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures and fittings	10 years
External use assets	2 - 5 years

The assets´ and residual value and useful lives are reviewed , and adjusted if appropriate, annually. During the year ended at December, 31 2010 the Company modified its estimate of the economic useful lives of certain assets (Note 3(a)).

Land is not depreciated since it is deemed to have an indefinite life.

(i) Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets are the same as for depreciable assets that are Company-owned.

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

(j) Investments

All investments are accounted for at trade date.

Investments in equity securities

Investments in equity securities are undertakings in which Ambev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Comprehensive income, except those related to impairment losses which are recognized in the income statement.

On disposal of an investment, the cumulative gain or loss previously recognized directly in equity is recognized in profit or loss.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on Management's intent and ability to withdraw them within less than one year and, considering their highly liquid nature and because they represent cash available to fund current operations.

Other investments

Other investments held by the Company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in Other comprehensive income. Impairment charges are recognized in the income statement.

(k) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, gains and losses with derivatives financial instruments, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(l) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, the Company has not experience significant losses in Trade receivables.

(m) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less with insignificant risk of changes in value.

 (n) Impairment of assets

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

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

Goodwill and intangible assets with indefinite useful life are tested annually at the business unit level (that is one level below the segments). The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a fair value approach.  More specifically, a discounted free cash flow approach, based on current acquisition valuation models, is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Whenever there is an indication of impairment, intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Reversal of impairment losses

An impairment loss in respect of goodwill or investments in equity securities is not reversed. Impairment losses on other assets are reversed if the subsequent increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Assets held for sale

Ambev classifies an asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in profit or loss.  The same applies to gains and losses on subsequent re-measurement.

Management is committed to selling the asset and has structured a program to locate a purchaser for sale at a reasonable price when compared to current fair values.

Assets classified as held for sale are not depreciated or amortized.

(p) Present value of assets and liabilities

Monetary long term assets and liabilities are adjusted to present value. The present value adjustment of current assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of determining the significance test, the present value is calculated taking into account the contractual cash flows and interest rate applicable to the related assets and liabilities.

Loans obtained at below market rates to finance sales taxes (Note 3 (y)) are discounted to  present value pursuant to International Accounting Standard (“IAS”) No. 20. The initial adjustment is recorded in Other operating income, similar to other as subsidies (Note 7).  The discounted balance is accreted to Financial results.

(q) Equity

Common and Preferred shares are classified as equity.

Incremental costs directly attributable to the issue of new Common shares or options are shown in equity as a deduction, net of tax.

Repurchase of shares capital

When Ambev buys back its own shares for treasury the amount paid, including any additional costs directly attributable (net of income tax) is deducted from equity attributable to shareholders until the shares are retired or reissued. If such shares are subsequently reissued, any consideration received, net of additional costs of the transaction, including taxes, are included in equity attributable to shareholders of the Company.

Dividends

Dividends are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. The benefit from the tax deductible interest on own equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and / or obligation of the controlling shareholders to subscribe shares

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005,  upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company will issue to the controlling shareholders, AmBrew S/A (“AmBrew”) and Interbrew International BV ("Interbrew"), shares representing 70% of the benefit and the remaining 30% to the benefit of all other shareholders.

(r) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

(s) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrener’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrener.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Canada, Dominican Republic, Argentina and Bolivia.

Ambev maintains funded and unfunded plans.

Defined contribution plans

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.  A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Defined benefit plans

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of any plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

Ambev recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the economic value of the benefit available to Ambev, from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of expenses with drugs and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that part of the bonus is settled in shares of the Company, these are accounted for as share-based payments.

(t) Share-based payments

Share and share option programs allow management and members of the board to acquire shares of the Company. Ambev adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

(u) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings that have a hedge structure is described in Note 28.

(v) Trade and other payables

Trade and other payables are recognized at amortized cost.

(w) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in Other comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or Other comprehensive income (except interest on capital, see item (q)).

Current tax is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Pursuant to IAS 12 Income Taxes, deferred taxes are recognized using the balance sheet/ liability method. This means that, taking into account the IAS 12 requirements, a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(x) Income recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

The Company recognizes revenue when the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and specific criteria have been met for each of the Company's activities.

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

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under Other operating income on a straight-line basis over the term of the lease. Royalties are also recognized in Other operating income on an accrual basis.

Investment subsidy and government grants

The Company benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These state programs are to promote long-term increases in employment and regional development.

In these states, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Company's control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

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

(y) Expenses

Royalty expenses

Royalties paid to companies which do not form part of the consolidated financial statements are recognized as cost of sales.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, marketing and system development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and system development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

(z) Special items

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

(aa) Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale and held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are classified as non-current assets unless the investment matures or management intends to dispose it within 12 months of the end of the reporting period.

(d) Assets held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any loss on impairment.

(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred when the Company has transferred substantially all risks and benefits of ownership. Financial assets are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate.

Gains or losses arising from changes in the fair value of “Financial assets at fair value through profit or loss” are presented in the income statement within Finance cost and income in the period in which they arise.

Changes in the fair value of securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

(bb) Derivative financial instruments

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy does not permit the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in IAS 39 Financial Instruments: Recognition and Measurement are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in Other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge is determined to be effective.

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income.

When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from Other comprehensive income and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized).  The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs.  If the hedged transaction is no longer probable, the cumulative gain or loss recognized in Other comprehensive income is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging item which are recorded as part of the net investment, are accounted for similarly to cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income, while any gains or losses relating to the ineffective portion is recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in Other comprehensive income is transferred to the result (Note 28).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement.  The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

(cc) Segment reporting

Under IFRS 8 Operating Segments reporting segments are identified based on internal reports regularly reviewed by the chief operating decision maker of the Company for purposes of evaluating the performance of each segment and allocating resources to those segments. Based on the standard, the appropriate segment presentation has been determined to be geographically based  because the Company’s risks and rates of return are affected predominantly by its regional business areas. The Company’s management structure and internal reporting system to the board of directors reflect this basis.

 Ambev operates its business through three zones identified as reportable segments:

▪         Latin America North, which includes (a) our operations in Brazil, where we operate two sub business units: (i) Beer and (ii) Soft drinks; and (b) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Venezuela, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru. Financial data for Venezeuela was consolidated until October 20, 2010 when we combined our business with Cerveceria Regional;

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada

(dd) Summary of changes in accounting policies

The following new standards and amendments to standards are mandatory for the financial year beginning 1 January 2010.

Revised IFRS 3 Business Combinations (2008)

Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to Ambev’s operations:

The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

Transaction costs, other than share and debt issue costs, will be expensed as incurred;

Any pre-existing interest in the acquire will be measured at fair value with the gain or loss recognized in profit or loss;

Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquire, on a transaction-by-transaction basis.

The Company adopted the revised standard as of 1 January 2010 with no material effect on its financial result or financial position.

Amended IAS 27 Consolidated and Separate Financial Statements (2008)

Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests in a subsidiary, while maintaining control, to be recognized as an equity transaction.  When a company loses control of a subsidiary, any interest retained in the former subsidiary is measured at fair value with the gain or loss recognized in profit or loss.

The Company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 17 Distributions of Non-cash Assets to Owners

IFRIC 17 Distributions of Non-cash Assets to Owners addresses the treatment of distributions in kind to shareholders.  A liability is recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed.  Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions).

The Company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

IFRIC 18 Transfers of Assets from Customers

IFRIC 18 Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers.  Recognition of the assets depends on who controls them.  When the asset is recognized by the access provider, it is measured at fair value upon initial recognition.  The timing of the recognition of the corresponding revenue depends on the facts and circumstances.

The Company adopted the interpretation as of 1 January 2010 with no material effect on its financial result or financial position.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items provides additional guidance concerning specific positions that qualify for hedging.

The Company adopted the amendment as of 1 January 2010 with no material effect on its financial result or financial position.

(ee) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter the 2010 financial statements.

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

Amendment to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps.

Revised IAS 24 Related Party Disclosures (2009)

Revised IAS 24 Related Party Disclosures amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendments to IFRIC 14 IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.  The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before 1 January 2012.  IFRS 9, which becomes mandatory for Ambev’s 2013 consolidated financial statements, is not expected to have a material impact on Ambev’s consolidated financial statements.

4. SEGMENT REPORTING

Segment information is represented by geographical segments consistent with the information that is available and evaluated regularly by the chief operating decision maker.

The information is presented in million of Reais, except that the volume is in million of hectoliters.

(a) Reportable segments:

(Expressed in millions of Brazilian Reais)	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Volume	120.0	109.8	101.5	33.9	33.3	33.7	11.2	11.6	11.8	165.0	154.7	147.0

Net sales	17,710.5	15,414.2	13,671.9	3,857.2	3,826.5	3,300.4	3,665.6	3,953.3	3,740.9	25,233.3	23,194.0	20,713.2
Cost of sales	(5,793.9)	(4,900.7)	(4,602.2)	(1,500.2)	(1,490.8)	(1,395.3)	(1,154.9)	(1,340.4)	(1,220.2)	(8,449.0)	(7,731.9)	(7,217.7)
Gross profit	11,916.6	10,513.5	9,069.7	2,357.0	2,335.7	1,905.1	2,510.7	2,612.9	2,520.7	16,784.3	15,462.1	13,495.5
Sales and marketing expenses	(4,254.6)	(3,722.2)	(3,237.7)	(721.6)	(701.2)	(599.1)	(1,062.4)	(1,118.6)	(1,119.5)	(6,038.6)	(5,542.0)	(4,956.3)
Administrative expenses	(928.6)	(1,133.9)	(757.7)	(139.8)	(153.9)	(128.2)	(128.5)	(190.3)	(151.1)	(1,196.9)	(1,478.1)	(1,037.0)
Other operating income/(expenses)	637.3	549.5	335.6	(13.9)	(14.7)	24.7	1.5	4.5	23.2	624.9	539.3	383.5
Normalized income from operations (normalized EBIT)	7,370.7	6,206.9	5,409.9	1,481.7	1,465.9	1,202.5	1,321.3	1,308.5	1,273.3	10,173.7	8,981.3	7,885.7
Special items	(59.3)	219.7	(48.0)	(14.1)	(13.5)	(6.9)	(77.4)	(9.6)	(4.3)	(150.8)	196.6	(59.2)
Income from operations (EBIT)	7,311.4	6,426.6	5,361.9	1,467.6	1,452.4	1,195.6	1,243.9	1,298.9	1,269.0	10,022.9	9,177.9	7,826.5
Net finance cost	(174.3)	(711.2)	(1,046.1)	(97.6)	(186.0)	(76.2)	(47.5)	(84.9)	(68.5)	(319.4)	(982.1)	(1,190.8)
Share of result of associates	-	-	-	(0.0)	-	2.0	0.2	0.7	0.3	0.2	0.7	2.3
Income before income tax	7,137.1	5,715.4	4,315.8	1,370.0	1,266.4	1,121.4	1,196.6	1,214.7	1,200.8	9,703.7	8,196.5	6,638.0
Income tax expense	(1,476.0)	(1,380.8)	(830.1)	(406.7)	(371.7)	(335.4)	(201.8)	(455.6)	(281.6)	(2,084.5)	(2,208.1)	(1,447.2)
Net income	5,661.1	4,334.6	3,485.7	963.3	894.7	786.0	994.8	759.1	919.2	7,619.2	5,988.4	5,190.9

Normalized EBITDA	8,435.0	7,079.9	6,256.2	1,764.0	1,756.2	1,437.2	1,508.1	1,525.0	1,480.9	11,707.0	10,361.1	9,174.3
Special items	(59.3)	219.7	(48.0)	(14.1)	(13.5)	(6.9)	(77.4)	(9.6)	(4.3)	(150.8)	196.6	(59.2)
Depreciation, amortization and impairment	(1,064.3)	(873.0)	(846.3)	(282.3)	(290.3)	(234.7)	(186.7)	(216.5)	(207.6)	(1,533.3)	(1,379.8)	(1,288.5)
Net finance costs	(174.3)	(711.2)	(1,046.1)	(97.6)	(186.0)	(76.2)	(47.5)	(84.9)	(68.5)	(319.4)	(982.1)	(1,190.8)
Share of results of associates	-	-	-	(0.0)	-	2.0	0.2	0.7	0.3	0.2	0.7	2.3
Income tax expense	(1,476.0)	(1,380.8)	(830.1)	(406.7)	(371.7)	(335.4)	(201.8)	(455.6)	(281.6)	(2,084.5)	(2,208.1)	(1,447.2)
Net income	5,661.1	4,334.6	3,485.7	963.3	894.7	786.0	994.8	759.1	919.2	7,619.2	5,988.4	5,190.9

Normalized EBITDA margin in %	47.6%	45.9%	45.8%	45.7%	45.9%	43.5%	41.1%	38.6%	39.6%	46.4%	44.7%	44.3%

Segment assets	12,268.7	11,763.7	10,627.8	4,849.6	5,398.0	7,687.8	17,033.6	16,348.5	18,288.2	34,151.9	33,510.2	36,603.8
Intersegment elimination	-	-	-	-	-	-	-	-	-	(479.2)	(679.1)	(715.7)
Non-segmented assets	-	-	-	-	-	-	-	-	-	9,005.5	6,590.8	5,924.9
Total assets	-	-	-	-	-	-	-	-	-	42,678.3	40,101.0	41,813.0

Segment liabilities	7,778.3	6,659.5	6,028.1	1,141.6	1,366.0	1,781.4	1,648.6	1,376.9	1,570.0	10,568.5	9,402	9,380
Intersegment elimination	-	-	-	-	-	-	-	-	-	(479.2)	(679.1)	(715.7)
Non-segmented liabilities	-	-	-	-	-	-	-	-	-	32,589.0	30,698.6	33,149.2
Total liabilities	-	-	-	-	-	-	-	-	-	42,678.3	40,101.0	41,813.0

Gross capex	1,903.3	1,006.1	1,247.5	317.9	311.8	506.8	120.6	121.8	204.0	2,341.8	1,439.7	1,958.4
Additions to / (reversals of) provisions	49.1	107.4	156.4	4.4	6.1	10.0	31.2	3.9	1.7	84.7	117.5	168.2
FTE	32,097	30,070	28,517	8,040	7,780	7,554	4,787	2,937	3,230	44,924	40,787	39,301

 (i) Latin America – North: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit:

(Expressed in millions of Brazilian Reais)	Latin America - north (i)
	2010			2009			2008
	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	87.0	33.0	120.0	78.9	30.9	109.8	72.8	28.7	101.5

Net sales	14,567.8	3,142.7	17,710.5	12,538.6	2,875.6	15,414.2	11,106.6	2,565.3	13,671.9
Cost of sales	(4,345.5)	(1,448.4)	(5,793.9)	(3,702.1)	(1,198.6)	(4,900.7)	(3,473.5)	(1,128.7)	(4,602.2)
Gross profit	10,222.3	1,694.3	11,916.6	8,836.5	1,677.0	10,513.5	7,633.1	1,436.6	9,069.7
Sales and marketing expenses	(3,627.2)	(627.4)	(4,254.6)	(3,095.1)	(627.1)	(3,722.2)	(2,686.2)	(551.5)	(3,237.7)
Administrative expenses	(826.8)	(101.8)	(928.6)	(971.6)	(162.3)	(1,133.9)	(661.2)	(96.5)	(757.7)
Other operating income/(expenses)	504.2	133.1	637.3	415.3	134.2	549.5	248.4	87.2	335.6
Normalized income from operations (normalized EBIT)	6,272.5	1,098.2	7,370.7	5,185.1	1,021.8	6,206.9	4,534.1	875.8	5,409.9
Special items	(59.2)	(0.1)	(59.3)	159.6	60.1	219.7	(36.7)	(11.3)	(48.0)
Income from operations (EBIT)	6,213.3	1,098.1	7,311.4	5,344.7	1,081.9	6,426.6	4,497.4	864.5	5,361.9
Net finance cost	(174.3)	-	(174.3)	(711.2)	-	(711.2)	(1,046.1)	-	(1,046.1)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	6,039.0	1,098.1	7,137.1	4,633.5	1,081.9	5,715.4	3,451.3	864.5	4,315.8
Income tax expense	(1,476.0)	-	(1,476.0)	(1,380.8)	-	(1,380.8)	(830.1)	-	(830.1)
Net income	4,563.0	1,098.1	5,661.1	3,252.7	1,081.9	4,334.6	2,621.2	864.5	3,485.7

Normalized EBITDA	7,076.2	1,358.8	8,435.0	5,833.3	1,246.6	7,079.9	5,211.2	1,045.0	6,256.2
Special items	(59.2)	(0.1)	(59.3)	159.6	60.1	219.7	(36.7)	(11.3)	(48.0)
Depreciation, amortization and impairment	(803.7)	(260.6)	(1,064.3)	(648.2)	(224.8)	(873.0)	(677.1)	(169.2)	(846.3)
Net finance costs	(174.3)	-	(174.3)	(711.2)	-	(711.2)	(1,046.1)	-	(1,046.1)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,476.0)	-	(1,476.0)	(1,380.8)	-	(1,380.8)	(830.1)	-	(830.1)
Net income	4,563.0	1,098.1	5,661.1	3,252.7	1,081.9	4,334.6	2,621.2	864.5	3,485.7

Normalized EBITDA margin in %	48.6%	43.2%	47.6%	46.5%	43.4%	45.9%	46.9%	40.7%	45.8%

(Expressed in millions of Brazilian Reais)	Brazil
	2010			2009			2008
	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	84.5	29.2	113.7	76.3	27.1	103.4	70.0	25.1	95.1

Net sales	14,279.3	2,867.2	17,146.5	12,064.7	2,567.4	14,632.1	10,759.5	2,299.2	13,058.7
Cost of sales	(4,167.3)	(1,253.6)	(5,420.9)	(3,411.9)	(999.3)	(4,411.2)	(3,224.3)	(956.9)	(4,181.2)
Gross profit	10,112.0	1,613.6	11,725.6	8,652.8	1,568.0	10,220.8	7,535.2	1,342.3	8,877.5
Sales and marketing expenses	(3,465.0)	(530.2)	(3,995.2)	(2,843.5)	(515.8)	(3,359.2)	(2,482.0)	(444.4)	(2,926.4)
Administrative expenses	(793.2)	(77.5)	(870.7)	(911.0)	(114.3)	(1,025.2)	(613.5)	(71.9)	(685.4)
Other operating income/(expenses)	501.9	132.3	634.2	392.5	131.1	523.6	221.9	87.6	309.5
Normalized income from operations (normalized EBIT)	6,355.7	1,138.2	7,493.9	5,290.8	1,069.1	6,360.0	4,661.6	913.6	5,575.2
Special items	(59.2)	(0.1)	(59.3)	166.3	61.8	228.1	(31.8)	(10.7)	(42.5)
Income from operations (EBIT)	6,296.5	1,138.1	7,434.6	5,457.1	1,130.8	6,588.2	4,629.9	902.9	5,532.7
Net finance cost	(143.4)	-	(143.4)	(787.5)	-	(787.5)	(1,017.3)	-	(1,017.3)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	6,153.1	1,138.1	7,291.2	4,669.6	1,130.8	5,800.7	3,612.6	902.9	4,515.4
Income tax expense	(1,481.0)	-	(1,481.0)	(1,372.2)	-	(1,372.2)	(828.1)	-	(828.1)
Net income	4,672.1	1,138.1	5,810.2	3,297.4	1,130.8	4,428.5	2,784.5	902.9	3,687.3

Normalized EBITDA	7,120.1	1,370.6	8,490.6	5,883.7	1,254.6	7,138.3	5,286.5	1,055.9	6,342.4
Special items	(59.2)	(0.1)	(59.3)	166.3	61.8	228.1	(31.8)	(10.7)	(42.5)
Depreciation, amortization and impairment	(764.4)	(232.4)	(996.9)	(592.9)	(185.5)	(778.4)	(624.8)	(142.4)	(767.2)
Net finance costs	(143.4)	-	(143.4)	(787.5)	-	(787.5)	(1,017.3)	-	(1,017.3)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,481.0)	-	(1,481.0)	(1,372.2)	-	(1,372.2)	(828.1)	-	(828.1)
Net income	4,672.1	1,138.1	5,810.2	3,297.4	1,130.8	4,428.5	2,784.5	902.9	3,687.3

Normalized EBITDA margin in %	49.9%	47.8%	49.5%	48.8%	48.9%	48.8%	49.1%	45.9%	48.6%

(Expressed in millions of Brazilian Reais)	Hila-Ex
	2010			2009			2008
	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	2.5	3.8	6.3	2.6	3.8	6.4	2.9	3.5	6.4

Net sales	288.5	275.5	564.0	473.9	308.2	782.1	347.1	266.1	613.2
Cost of sales	(178.1)	(194.8)	(372.9)	(290.2)	(199.3)	(489.5)	(249.2)	(171.8)	(421.0)
Gross profit	110.4	80.7	191.1	183.8	108.9	292.7	97.9	94.3	192.2
Sales and marketing expenses	(162.2)	(97.2)	(259.4)	(251.8)	(111.3)	(363.0)	(204.2)	(107.1)	(311.3)
Administrative expenses	(33.7)	(24.3)	(58.0)	(60.6)	(48.1)	(108.7)	(47.7)	(24.6)	(72.3)
Other operating income/(expenses)	2.3	0.8	3.1	22.8	3.1	25.9	26.5	(0.4)	26.1
Normalized income from operations (normalized EBIT)	(83.2)	(40.0)	(123.2)	(105.8)	(47.4)	(153.2)	(127.5)	(37.8)	(165.3)
Special items	-	-	-	(6.8)	(1.6)	(8.4)	(4.9)	(0.6)	(5.5)
Income from operations (EBIT)	(83.2)	(40.0)	(123.2)	(112.6)	(49.0)	(161.6)	(132.5)	(38.4)	(170.8)
Net finance cost	(30.9)	-	(30.9)	76.3	-	76.3	(28.8)	-	(28.8)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	(114.1)	(40.0)	(154.1)	(36.3)	(49.0)	(85.3)	(161.3)	(38.4)	(199.6)
Income tax expense	5.0	-	5.0	(8.6)	-	(8.6)	(2.0)	-	(2.0)
Net income	(109.1)	(40.0)	(149.1)	(44.9)	(49.0)	(93.9)	(163.3)	(38.4)	(201.6)

Normalized EBITDA	(43.9)	(11.8)	(55.7)	(50.4)	(8.0)	(58.4)	(75.3)	(10.9)	(86.2)
Special items	-	-	-	(6.8)	(1.6)	(8.4)	(4.9)	(0.6)	(5.5)
Depreciation, amortization and impairment	(39.3)	(28.2)	(67.5)	(55.4)	(39.4)	(94.8)	(52.2)	(26.9)	(79.1)
Net finance costs	(30.9)	-	(30.9)	76.3	-	76.3	(28.8)	-	(28.8)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	5.0	-	5.0	(8.6)	-	(8.6)	(2.0)	-	(2.0)
Net income	(109.1)	(40.0)	(149.1)	(44.9)	(49.0)	(93.9)	(163.3)	(38.4)	(201.6)

Normalized EBITDA margin in %	-15.2%	-4.3%	-9.9%	-10.6%	-2.6%	-7.5%	-21.7%	-4.1%	-14.1%

(Expressed in millions of Brazilian Reais)	Latin America - south
	2010			2009			2008
	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	21.0	12.9	33.9	20.2	13.1	33.3	20.4	13.3	33.7

Net sales	2,848.6	1,008.6	3,857.2	2,785.9	1,040.6	3,826.5	2,376.2	924.1	3,300.4
Cost of sales	(880.4)	(619.8)	(1,500.2)	(881.1)	(609.7)	(1,490.8)	(809.6)	(585.7)	(1,395.3)
Gross profit	1,968.2	388.8	2,357.0	1,904.8	430.9	2,335.7	1,566.6	338.5	1,905.1
Sales and marketing expenses	(481.4)	(240.2)	(721.6)	(471.4)	(229.8)	(701.2)	(398.5)	(200.5)	(599.1)
Administrative expenses	(132.1)	(7.7)	(139.8)	(145.7)	(8.2)	(153.9)	(124.5)	(3.7)	(128.2)
Other operating income/(expenses)	(13.9)	0.0	(13.9)	(16.7)	2.0	(14.7)	9.8	15.0	24.7
Normalized income from operations (normalized EBIT)	1,340.8	140.9	1,481.7	1,271.0	194.9	1,465.9	1,053.4	149.1	1,202.5
Special items	(14.1)	-	(14.1)	(13.3)	(0.2)	(13.5)	(6.9)	-	(6.9)
Income from operations (EBIT)	1,326.7	140.9	1,467.6	1,257.7	194.7	1,452.4	1,046.5	149.1	1,195.6
Net finance cost	(97.2)	(0.4)	(97.6)	(186.0)	-	(186.0)	(79.3)	3.1	(76.2)
Share of result of associates	(0.0)	-	(0.0)	-	-	-	2.0	-	2.0
Income before income tax	1,229.5	140.5	1,370.0	1,071.7	194.7	1,266.4	969.2	152.2	1,121.4
Income tax expense	(404.5)	(2.2)	(406.7)	(371.7)	-	(371.7)	(335.4)	-	(335.4)
Net income	825.0	138.3	963.3	700.0	194.7	894.7	633.8	152.2	786.0

Normalized EBITDA	1,561.6	202.4	1,764.0	1,494.2	262.0	1,756.2	1,227.5	209.7	1,437.2
Special items	(14.1)	-	(14.1)	(13.3)	(0.2)	(13.5)	(6.9)	-	(6.9)
Depreciation, amortization and impairment	(220.8)	(61.5)	(282.3)	(223.2)	(67.1)	(290.3)	(174.1)	(60.6)	(234.7)
Net finance costs	(97.2)	(0.4)	(97.6)	(186.0)	-	(186.0)	(79.3)	3.1	(76.2)
Share of results of associates	(0.0)	-	(0.0)	-	-	-	2.0	-	2.0
Income tax expense	(404.5)	(2.2)	(406.7)	(371.7)	-	(371.7)	(335.4)	-	(335.4)
Net income	825.0	138.3	963.3	700.0	194.7	894.7	633.8	152.2	786.0

Normalized EBITDA margin in %	54.8%	20.1%	45.7%	53.6%	25.2%	45.9%	51.7%	22.7%	43.5%

(Expressed in millions of Brazilian Reais)	Canada
	2010		2009		2008
	Beer	Total	Beer	Total	Beer	Total

Volume	11.2	11.2	11.6	11.6	11.8	11.8

Net sales	3,665.6	3,665.6	3,953.3	3,953.3	3,740.9	3,740.9
Cost of sales	(1,154.9)	(1,154.9)	(1,340.4)	(1,340.4)	(1,220.2)	(1,220.2)
Gross profit	2,510.7	2,510.7	2,612.9	2,612.9	2,520.7	2,520.7
Sales and marketing expenses	(1,062.4)	(1,062.4)	(1,118.6)	(1,118.6)	(1,119.5)	(1,119.5)
Administrative expenses	(128.5)	(128.5)	(190.3)	(190.3)	(151.1)	(151.1)
Other operating income/(expenses)	1.5	1.5	4.5	4.5	23.2	23.2
Normalized income from operations (normalized EBIT)	1,321.3	1,321.3	1,308.5	1,308.5	1,273.3	1,273.3
Special items	(77.4)	(77.4)	(9.6)	(9.6)	(4.3)	(4.3)
Income from operations (EBIT)	1,243.9	1,243.9	1,298.9	1,298.9	1,269.0	1,269.0
Net finance cost	(47.5)	(47.5)	(84.9)	(84.9)	(68.5)	(68.5)
Share of result of associates	0.2	0.2	0.7	0.7	0.3	0.3
Income before income tax	1,196.6	1,196.6	1,214.7	1,214.7	1,200.8	1,200.8
Income tax expense	(201.8)	(201.8)	(455.6)	(455.6)	(281.6)	(281.6)
Net income	994.8	994.8	759.1	759.1	919.2	919.2

Normalized EBITDA	1,508.1	1,508.1	1,525.0	1,525.0	1,480.9	1,480.9
Special items	(77.4)	(77.4)	(9.6)	(9.6)	(4.3)	(4.3)
Depreciation, amortization and impairment	(186.7)	(186.7)	(216.5)	(216.5)	(207.6)	(207.6)
Net finance costs	(47.5)	(47.5)	(84.9)	(84.9)	(68.5)	(68.5)
Share of results of associates	0.2	0.2	0.7	0.7	0.3	0.3
Income tax expense	(201.8)	(201.8)	(455.6)	(455.6)	(281.6)	(281.6)
Net income	994.8	994.8	759.1	759.1	919.2	919.2

Normalized EBITDA margin in %	41.1%	41.1%	38.6%	38.6%	39.6%	39.6%

5. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

	2010	2009	2008	2010	2009	2008
	Acquisition			Disposal
Assets
Non-current assets
Property, plant and equipment	-	17.2	-	(121.4)	-	-
Intangible assets	-	25.5	-	-	-	-
Investment securities	-	0.1	-	125.5	-	-
Trade and other receivables	-	-	-	(1.0)	-	-
	-	42.8	-	3.1	-	-

Current assets
Inventories	-	4.0	-	(24.3)	-	-
Trade and other receivables	-	1.2	-	(18.4)	-	-
Cash and cash equivalents	-	11.4	-	(12.3)	-	-
Assets held for sale	-	-	-	-	-	-
	-	16.6	-	(55.0)	-	-

Non-current liabilities
Employee benefits	-	(2.4)	-	-	-	-
Provisions	-	(1.5)	-	0.5	-	-
	-	(3.9)	-	0.5	-	-

Current liabilities
Interest-bearing loans and borrowings	-	-	-	7.6	-	-
Income tax payable	-	(4.5)	-	-	-	-
Trade and other payables	-	(13.8)	-	(5.8)	-	-
	-	(18.3)	-	1.8	-	-

Net identifiable assets and liabilities	-	37.3	-	(49.6)	-	-
Goodwill on acquisition	-	18.7	-	-	-	-
Loss/(gains) on disposal	-	-	-	49.6	-	-
Consideration paid/(received), satisfied in cash	-	-	-	6.3	-	-
Cash (acquired)/disposed of	-	(11.4)	-	12.3	-	-
Net cash outflow/(inflow )	-	44.5	-	18.7	-	-

Disposal in 2010

On October 20, 2010, Ambev and Cerveceria Regional executed a transaction pursuant to which they combined their businesses in Venezuela, whereupon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

Acquisition in 2009:

Quilmes – Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

The subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc, in March 2009, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia. This transaction amounted to approximately US$27.0, equivalent to R$47.0 at December 31, 2009 (R$44.5 on the transaction date).

6. REVENUE

The reconciliation of gross sales to net sales is as follows:

	2010	2009	2008
Gross revenue	46,881.4	41,484.2	34,919.2
Deductions from gross revenue	(21,648.1)	(18,290.2)	(14,206.0)
	25,233.3	23,194.0	20,713.2

Revenue is presented net of taxes, returns, rebates and discounts and net of sales between group companies.

7. OTHER OPERATING INCOME / (EXPENSES)

	2010	2009	2008

Government grants	415.1	303.7	271.6
Tax recovery	52.3	127.2	25.4
(Additions to )/reversal of provisions	(8.4)	14.6	(29.1)
Net gain on disposal of property, plant and equipment and intangible assets	20.9	29.8	46.6
Net rental income	3.4	8.1	2.6
Net other operating income	141.6	55.9	66.4
	624.9	539.3	383.5

Government grants are related to ICMS (Brazilian state value added) tax incentives.

8. SPECIAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance (Note 4).

Special items are detailed below:

	2010	2009	2008
Restructuring	(45.7)	(42.8)	(20.6)
Labatt brands indemnity	-	239.4	-
Impairment disposal Venezuela	(55.9)	-	-
Merger and Acquisition activities	-	-	(17.1)
Labatt Hamilton Brewery closure expenses	(46.2)	-	-
Disputes	-	-	(21.5)
Others	(3.1)	-	-
Special items	(150.9)	196.6	(59.2)

The restructuring expenses in 2010, 2009 and 2008, amounting to R$45.7, R$42.8 and R$20.6, respectively, are related to the realignment of the structure and processes in all reportable segments.

The measurement at fair value of the  new investment resulting from the combination of the Ambev and Cervecería Regional businesses in Venezuela, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6 and transaction costs of R$6.3, totaling R$55.9 (Note 5).

On March 13, 2009, the Company announced that, following the approval of the US Department of Justice, it concluded the February 23, 2009, operation whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$239.4 from this licensing of the Labatt brands.

9. PAYROLL AND RELATED BENEFITS

	2010	2009	2008
Wages and salaries	1,642.7	1,694.8	1,588.3
Social security contributions	400.0	377.8	383.1
Other personnel cost	373.0	371.9	334.9
Increase/ (decrease) in liabilities for defined benefit plans	(3.3)	63.2	62.8
Share-based payment	120.3	134.7	57.8
Contributions to defined contribution plans	6.7	7.4	10.4
	2,539.4	2,649.8	2,437.3

Average number of full time employees (FTE)	44,924	42,573	41,138

Payroll and related benefits by reportable segment:

	2010	2009	2008
LAN (Brazil and Hila-ex)	1,482.4	1,467.3	1,291.1
LAS	384.5	401.7	427.9
Canada	672.4	780.9	718.2
	2,539.3	2,649.9	2,437.2

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Impairment, depreciation and amortization expenses are included in the following income statement accounts for the years 2010, 2009 and 2008:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2010	2009	2008	2010	2009	2008
Cost of sales	903.2	760.3	700.2	0.4	0.2	1.7
Sales and marketing expenses	400.7	331.0	300.6	111.4	126.6	139.4
Administrative expenses	78.8	118.6	113.1	37.6	39.8	35.3
Special items	33.9	-	-	-	-	-
	1,416.6	1,209.9	1,113.9	149.4	166.6	176.4

11. FINANCE COST AND INCOME

Finance costs	2010	2009	2008
Interest expense	(661.1)	(812.5)	(1,200.5)
Capitalized borrowings	55.0	-	-
Losses on hedging instruments that are not part of a hedge accounting relationship	(271.6)	(135.8)	(14.1)
Losses from hedge ineffectiveness	-	(105.0)	(64.1)
Exchange variation on dividends receivable	(5.5)	(86.4)	-
Exchange variation	(9.8)	-	-
Tax on financial transactions	(47.5)	(48.5)	(64.0)
Bank guarantee expenses	(57.6)	(42.6)	(18.6)
Other financial costs, including bank fees	(106.3)	(117.7)	(86.3)
	(1,104.4)	(1,348.5)	(1,447.6)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 28).  As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expenses	2010	2009	2008
Financial liabilities measured at amortized cost	(275.3)	(411.1)	(530.9)
Fair value hedge - hedged items	(150.6)	(385.4)	(103.7)
Fair value hedge - hedging instruments	(173.2)	53.6	(265.0)
Cash flow hedges – hedged items	(114.6)	(133.9)	(143.2)
Cash flow hedges – hedging instruments (reclassified from equity)	52.5	64.3	66.0
Hedge items not part of hedge accounting relationship – economic hedge	-	-	(180.8)
Hedge instruments not part of hedge accounting relationship – economic hedge	-	-	(42.9)
	(661.1)	(812.5)	(1,200.5)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	2010	2009	2008
Fair value hedge - hedged items	77.1	610.3	(582.4)
Fair value hedge - hedging instruments	(78.4)	(612.9)	582.4
Cash flow hedges – hedged items	3.7	(188.6)	40.2
Cash flow hedges – hedging instruments (reclassified from equity)	0.8	189.1	(43.8)
Hedge items not part of hedge accounting relationship – economic hedge	-	-	(10.7)
Hedge instruments not part of hedge accounting relationship – economic hedge	-	-	9.1
Others	(3.2)	2.1	5.2
	-	-	-

Foreign exchange results from fair value hedges mainly relate to the 2011 and 2013 bond hedges (Note 28). Cash flow hedge results primarily relate to the hedge of a Brazilian Real loans in Canada.

Finance income	2010	2009	2008
Interest income	298.4	169.3	89.1
Net gains on hedging instruments that are not part of a hedge accounting relationship	261.9	73.2	103.1
Net gains from hedge ineffectiveness	28.6	-
Gains on no derivative instrument at fair value through profit or loss	149.0	-	1.4
Exchange variation	0.1	-
Monetary restatement gains/losses (i)	12.5	40.0	-
Dividend income, non-consolidated companies	-	0.1	0.2
Others	34.4	83.8	63.0
	784.9	366.4	256.8

(i) As of November 30, 2009, Venezuela was assessed to be a highly inflationary economy (Note 3 (e)). The impact of inflation is not material to the Company's financial results or financial position.

Interest income arises from the following financial assets:

	2010	2009	2008
Interest Income
Cash and cash equivalents	254.3	136.2	66.7
Investment securities held for trading	44.1	17.0	21.0
Others	-	16.1	1.4
	298.4	169.3	89.1

12. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	2010	2009	2.008

Income tax expense - current	(1,281.6)	(1,304.0)	(1,374.1)

Deferred tax (expense)/income	-	-
Temporary differences	(644.8)	(510.9)	(6.8)
Utilization of tax loss carry forwards in the current period	(168.8)	(393.2)	(66.2)
Constitution of tax loss carry forwards offset in current period	1.4	-	-
Tax loss carry forwards	9.3	-	-
	(802.9)	(904.1)	(73.0)

Total income tax expense	(2,084.4)	(2,208.1)	(1,447.2)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2010	2009	2008
Profit before tax	9,703.7	8,196.5	6,638.0
Adjustment on taxable basis
Non-taxable net financial and other income	(490.5)	(650.9)	(355.8)
Government grants (VAT)	(361.2)	(263.4)	(238.3)
Non-taxable intercompany dividends	-	-	(0.2)
Share of results of associates	(0.2)	(0.7)	(2.3)
Hedging results	0.4	348.0	(34.3)
Expenses not deductible for tax purposes	213.7	178.2	179.9
	9,065.9	7,807.7	6,186.9
Aggregated weighted nominal tax rate	32.81%	32.54%	32.69%
Taxes – nominal rate	(2,974.5)	(2,540.6)	(2,022.5)
Adjustment on tax expense
Incentives related to income taxes	289.7	198.5	134.7
Tax benefit - Interest on shareholders' equity	393.9	346.8	337.4
Tax benefit - amortization on tax books	125.9	142.8	174.0
Withholding tax and other income	(131.0)	(130.8)	(71.5)
Changes in taxes rate	-	-	6.1
Non-deductible losses - foreign operations	(11.1)	(47.5)	(40.7)
Income tax provision reversal	64.7	1.7	-
Other tax adjustments	158,0	(179.0)	35.3
Income tax and social contribution expense	(2,084.4)	(2,208.1)	(1,447.2)
Effective tax rate	21.48%	26.94%	21.80%

The main events that impacted the effective tax rate in 2010 were: (a) increase in Government grant on income tax; (b) increase in dividends withholding tax; (c) decrease in the non-deductible expenses related mainly, to the reduction of hedging results; and (d) reversal of provisions related mainly to Canadian and Argentine income tax.

The Company has income tax incentives granted by the Brazilian Federal Government to encourage economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and directly impact the effective tax rate.

 13. PROPERTY, PLANT AND EQUIPMENT

	2010
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	3,152.2	10,081.4	2,020.7	612.1	15,866.3
Effect of movements in foreign exchange	(112.1)	(471.0)	(50.7)	(11.5)	(645.3)
Acquisitions	4.0	139.7	44.1	2,037.1	2,224.8
Disposals through the sale of subsidiary	(98.1)	(477.0)	(33.5)	(1.9)	(610.6)
Disposals	(4.8)	(140.7)	(147.9)	(0.5)	(294.0)
Transfer to other asset categories	49.1	511.5	471.8	(1,235.5)	(203.1)
Other (i)	17.1	85.0	6.2	1.6	109.9
Balance at end of year	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1

Depreciation and Impairment
Balance at end of previous year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)
Effect of movements in foreign exchange	54.1	352.9	25.3	-	432.4
Depreciation	(100.7)	(869.6)	(293.5)	-	(1,263.8)
Impairment losses(ii)	-	(150.3)	(2.6)	-	(152.9)
Disposals through the sale	65.9	408.7	12.8	-	487.4
Disposals	1.5	75.3	160.0	-	236.8
Transfer to other asset categories	8.5	405.2	(231.1)	-	182.6
Other (i)	(12.7)	(58.4)	4.1	-	(67.0)
Balance at end of year	(1,364.0)	(6,433.3)	(1,618.4)	-	(9,415.8)
Carrying amount:	-	-	-	-	-
December 31, 2009	1,771.6	3,484.2	727.2	612.1	6,595.1
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3

	2009
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	3,280.2	9,982.1	1,984.8	796.0	16,043.1
Effect of movements in foreign exchange	(355.3)	(1,104.2)	(141.5)	(86.8)	(1,687.7)
Acquisition through business combinations	7.2	8.3	1.6	-	17.0
Acquisitions	6.1	209.7	51.5	1,039.8	1,307.1
Disposals	(35.0)	(100.4)	(109.0)	(0.7)	(245.2)
Transfer to other asset categories	130.9	597.9	199.2	(1,145.0)	(217.0)
Other (i)	118.1	488.0	34.1	8.8	649.0
Balance at end of year	3,152.2	10,081.4	2,020.7	612.1	15,866.3

Depreciation and Impairment
Balance at end of previous year	(1,283.5)	(6,188.3)	(1,266.6)	-	(8,738.5)
Effect of movements in foreign exchange	93.6	590.4	83.8	-	767.8
Depreciation	(111.1)	(775.1)	(222.8)	-	(1,109.0)
Impairment losses(ii)	-	(100.9)	-	-	(100.9)
Disposals	4.1	79.9	100.2	-	184.2
Transfer to other asset categories	(0.3)	198.0	3.0	-	200.7
Other (i)	(83.4)	(401.2)	9.0	-	(475.6)
Balance at end of year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.3)
Carrying amount:
December 31, 2008	1,996.7	3,793.8	718.2	796.0	7,304.6
December 31, 2009	1,771.6	3,484.2	727.2	612.1	6,595.1

(i)Includes price-level restatement of our operations in Venezuela of R$4.3 (R$123.8 - December 31, 2009), of which R$17.7 (R$551.3 - December 31, 2009) corresponding to the acquisition cost and R$(12.7) (R$(427.5) - December 31, 2009) to depreciation, respectively.

(ii) R$33.9 relates to impairment losses of the Labatt Hamilton Brewery (Note 8) and the balance primarily to losses on returnable packaging.

The principal acquisitions in 2010 refer to modernization, reform, and extension of production lines in order to increase installed capacity.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interest is capitalized at a borrowing rate of 12.5%.

The Company leases plant and equipment and fixtures and fittings. The carrying amount of the leased assets was R$28.6 as of December 31, 2010 (R$21.2 and R$38.5 as of December 31, 2009 and 2008, respectively).

14. GOODWILL

	2010	2009	2008
Balance at end of previous year	17,527.5	17,912.4	17,180.6
Effect of movements in foreign exchange	(85.7)	(535.8)	327.9
Acquisitions through business combinations and non-controlling interest		150.9	403.9
Balance at end of year	17,441.8	17,527.5	17,912.4

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional	2010	2009	2008
	Currency
LAN:
Brazil	BRL	542.0	542.0	542,0
Ecuador	USD	0.8	0.8	0,8
Dominican Republic	DOP	246.3	253.7	163,5
Peru	PEN	33.0	33.7	-

LAS:
Argentina	ARS	1,236.9	1,289.7	1.585,7
Bolivia	BOB	325.5	338.7	433,0
Paraguay	PYG	260.8	270.1	339,2
Uruguay	UYU	76.4	81.0	86,8

Canada holding	BRL (i)	14,414.4	14,414.4	14.414,4
Canada Operational	CAD	305.8	303.4	347.0
		17,441.8	17,527.5	17.912,4

(i) For acquisitions that occurred prior to 1/1/2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time (Note 3 (g)).

Annual impairment testing

At the end 2010, Ambev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Ambev believes that all of its estimates are reasonable consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit´s carrying amount to exceed its recoverable amount.

The impairment testing of goodwill, which accounted for 41% of Ambev’s total assets as at December 31, 2010, relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at each cash-generating unit based on a fair-value-less-cost-to-sell approach using a discounted free cash flow models. Depending on the characteristic of the cash generating unit tested, a period of five or ten years is used in the cash flow method. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

• The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

• For the second to fourth years of the model, free cash flows are based on Company strategic plans as approved by key management.  Ambev's strategic plan is prepared by country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

• In the five to subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

• Cash flows after the first ten-year period, being the fifth or tenth year of the model,  are extrapolated using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

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

The main assumptions used in the impairment test are as follows:

		Latin American - North	Latin American - South	North American	(iv)

	Inflation (i)	2.9%	6.1%	2.0%
	Perpetuity (ii)	4.2%	5.9%	2.0%
	WACC (iii)	7.8%	15.5%	6.8%

(i)	Average rate (US$ currency).
(ii)	Average growth rate used to extrapolate cash flows after the budget period
(iii)	Weighted Average Cost of Capital
(iv)	Average per zone

Although the assumptions are presented by zone, the underlying calculation was performed by cash-generating unit.

15. INTANGIBLE ASSETS

	2010
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	1,465.3	1,239.1	354.4	169.3	3,228.1
Effect of movements in foreign exchange	(82.9)	-	(6.0)	(14.3)	(103.1)
Acquisitions and expenditures	0.2	110.7	6.1	-	117.0
Disposal	-	(8.4)	-	-	(8.4)
Disposal through business combination	-	-	-	-	-
Transfers to other assets categories	-	(3.5)	23.6	26.2	46.3
Balance at end of year	1,382.6	1,338.0	378.1	181.2	3,279.9

Amortization and Impairment losses
Balance at end of previous year	-	(976.6)	(258.3)	(60.6)	(1,295.5)
Foreign exchange variation effect	-	-	3.7	7.0	10.7
Amortization	-	(92.6)	(38.1)	(18.7)	(149.4)
Disposal	-	3.4	-	-	3.4
Transfers to other assets categories	-	0.2	0.2	(26.2)	(25.9)
Balance at end of year	-	(1,065.7)	(292.6)	(98.5)	(1,456.7)
Carrying amount:
December 31, 2009	1,465.3	262.5	96.1	108.7	1,932.6
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2

	2009

Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,922.0	1,165.8	357.4	220.0	3,665.2
Effect of movements in foreign exchange	(507.5)	-	(21.3)	(74.0)	(602.9)
Acquisitions and expenditures	48.5	73.6	10.4	0.1	132.6
Acquisition through business combination	2.3	-	-	23.2	25.5
Transfers to other assets categories	-	(0.3)	7.9	-	7.6
Other movements	-	-	-	-	-
Balance at end of year	1,465.3	1,239.1	354.4	169.3	3,228.1

Amortization and Impairment losses
Balance at end of previous year	-	(878.8)	(230.4)	(63.2)	(1,172.4)
Foreign exchange variation effect	-		11.3	23.6	34.8
Amortization	-	(98.1)	(47.6)	(21.0)	(166.6)
Transfers to other assets categories	-	0.3	8.4	-	8.7
Other movements	-	-	-	-	-
Balance at end of year	-	(976.6)	(258.3)	(60.6)	(1,295.5)
Carrying amount:
December 31, 2008	1,922.0	287.0	127.0	156.8	2,492.8
December 31, 2009	1,465.3	262.5	96.1	108.7	1,932.6

Ambev is the owner of some of the world’s leading brands in the beer industry. As a result, certain brands are expected to generate positive cash flows for as long as the Company owns the brands and accordingly have been assigned indefinite lives.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2010	2009
Argentina	627.2	684.4
Bolivia	282.4	293.9
Canada	67.4	66.8
Chile	44.9	43.4
Paraguay	277.8	288.2
Uruguay	82.9	88.7
	1,382.6	1,465.4

Intangible assets with indefinite useful lives have been tested for impairment at cash-generating unit level based on the same impairment testing approach as for goodwill (Note 14). The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2010	2009
Non-current investments
Equity securities available-for-sale	168.0	-
Debt securities held-to-maturity	0.8	219.8
Debt held-to-maturity	39.9	27.1
	208.7	246.9
Current investments
Financial asset at fair value through profit or loss-held for trading	1,068.3	52.3
Debt securities held-to-maturity	1.0	21.0
	1,069.3	73.3

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Financial assets at fair value through profit or loss are presented in "Investments activities" as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2010 (Note 11).

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution taxes are calculated on tax losses, the negative basis of social contribution and the temporary differences between the tax bases for calculating tax assets and liabilities and the carrying amounts in the financial statements. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other subsidiaries, applied rates are as follow:

HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada Holding	5%
Canada Operational	from 30% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2010
	Assets	Liabilities	Net
Property, plant and equipment	2.3	(184.4)	(182.1)
Intangible assets	7.2	(360.5)	(353.3)
Goodwill	115.6	-	115.6
Inventories	12.6	-	12.6
Investment securities	6.0	-	6.0
Trade and other receivables	25.7	-	25.7
Interest-bearing loans and borrowings	-	(35.8)	(35.8)
Employee benefits	329.5	(0.3)	329.2
Provisions	278.3	(0.2)	278.2
Derivatives	142.6	-	142.6
Other items	-	(171.3)	(171.3)
Loss carry forwards	373.6	-	373.6
Gross deferred tax assets / (liabilities)	1,293.5	(752.4)	541.0
Netting by taxable entity	(203.7)	203.7	-
Net deferred tax assets / (liabilities)	1,089.8	(548.7)	541.0

	2009
	Assets	Liabilities	Net
Property, plant and equipment	3.6	(209.9)	(206.4)
Intangible assets	22.1	(399.7)	(377.6)
Goodwill	155.1	-	155.1
Inventories	10.2	(2.2)	8.0
Trade and other receivables	23.2	-	23.2
Interest-bearing loans and borrowings	1.8	(97.5)	(95.7)
Employee benefits	332.6	(39.8)	292.8
Provisions	426.3	(4.2)	422.1
Derivatives	174.9	-	174.9
Other items	59.7	(116.6)	(56.9)
Loss carry forwards	526.9	-	526.9
Gross deferred tax assets / (liabilities)	1,736.2	(869.8)	866.3
Netting by taxable entity	(367.6)	367.6	-
Net deferred tax assets / (liabilities)	1,368.5	(502.2)	866.3

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

The expected utilization of consolidated tax losses is as follows:

2011	135.2
2012	196.3
2013	10.0
As of 2014	32.2
373.6

Part of the tax benefit corresponding to the tax loss carryforwards  and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to determine whether realization is probable.

The total unrecognized deferred tax assets related to tax loss carryforwards for these subsidiaries amount to R$154.6 at December 31, 2010 (R$121.9 at December 31, 2009) for which the expiry term is on average five years. The tax loss carry forwards related to these unrecognized deferred tax assets are equivalent to R$673.6 at December 31, 2010 (R$514.7 at December 31, 2009).

18. INVENTORIES

	2010	2009
Prepayments	208.7	102.6
Raw material and consumables	1,195.0	918.6
Work in progress	102.0	106.2
Finished goods	389.5	339.2
Goods purchased for resale	10.0	21.5
	1,905.2	1,488.1

.

Impairment losses on inventories recognized in the income statement amounted to R$44.9 in 2010 (R$40.9 in 2009 and R$18.6 in 2008).

19. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables	2010	2009
Trade receivables	2.3	18.2
Cash deposits for guarantees	550.4	497.8
Tax credits related to corporate restructuring	931.8	1,282.8
Derivative financial instruments with positive fair value	220.8	-
Taxes receivable	331.1	225.7
Other receivables	95.6	64.8
	2,132.0	2,089.3
Current trade and other receivables
Trade receivables	1,839.7	1,771.3
Interest receivable	159.8	52.5
Taxes receivable	415.7	317.3
Derivative financial instruments with positive fair value	731.6	975.6
Prepaid expenses	494.2	365.9
Other receivables	153.1	169.9
	3,794.1	3,652.5

An ageing of current trade receivables, interest receivables and other receivables is detailed as follows:

	Net carrying amount as of December 31, 2010	No past due
			Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due –more than 360 days
Trade receivables	1,839.7	1,810.2	10.6	5.0	6.6	6.0	1.3
Interest receivable	159.8	159.8	-	-	-	-	-
Other receivables	153.1	153.1	-	-	-	-	-
	2,152.5	2,123.1	10.6	5.0	6.6	6.0	1.3

	Net carrying amount as of December 31, 2009	No past due
			Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due –more than 360 days
Trade receivables	1,771.3	1,745.3	12.1	3.8	6.1	3.2	0.8
Interest receivable	52.5	52.5	-	-	-	-	-
Other receivables	169.9	169.9	-	-	-	-	-
	1,993.7	1,967.7	12.1	3.8	6.1	3.2	0.8

In accordance with the IFRS 7 Financial Instruments: Disclosures the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers.  Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2010 amount to R$16.2 (R$32.6 in 2009 and R$ 36.5 in 2008).

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 28.

20. CASH AND CASH EQUIVALENTS

	2010	2009
Short term bank deposits (i)	5,038.8	3,469.2
Current bank accounts	863.2	567.4
Cash	7.4	6.3
Cash and cash equivalents	5,909.3	4,042.9

Bank overdrafts	(1.0)	(18.6)

Cash and cash equivalent less bank overdraft	5,908.3	4,024.3

(i) The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. ASSETS HELD FOR SALE

	2010	2009
Assets held for sale	51.8	60.2
	51.8	60.2

Assets held for sale refers to land and buildings, mainly in Brazil. The Company is committed to sell these assets that are not currently used in its operations.

22. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousands of shares)			2010	2009(i)
	Preferred	Common	Total	Total

At the end of the previous year	1,351,965	1,732,975	3,084,940	3,074,680
Changes during the year	8,507	10,914	19,421	10,260
	1,360,472	1,743,889	3,104,361	3,084,940

Treasury shares
(in thousand of shares)			2010	2009(i)

	Preferred	Common	Total	Total
At the end of the previous year	2,155	605	2,760	4,660
Changes during the year	(1,547)	(81)	(1,628)	(1,900)
	608	524	1,132	2,760

(i) On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each Common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one Common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

The Common shares have the right to vote at shareholder meetings. The Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as Interest on shareholders' equity.

On December 31, 2010, the Company’s capital of R$7,613.8 (R$6,832.1 on December 31, 2009), was represented by 3,104,631 thousand shares of which 1,360,472 thousand were Common shares and 1,743,889 thousand were Preferred shares, all without par value (in 2009 3,084,940 thousand shares, which 1,351,965 thousand Preferred shares and 1,732,975 thousand Common shares).

Changes in equity during 2010

On September 27,  2010, the share capital was increased by R$246.4 through the subscription of 2,835 thousand Common shares and 4,660 thousand newly issued Preferred shares as determined  by the Extraordinary General Meeting of April, 28, 2010.

This capital increase resulted in a premium of R$8.3, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

Increase in the Company's capital of R$374.7 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

Increase in the Company's capital of R$160.6, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

Changes in equity during 2009

At the Board of Directors' Meeting held on July 30, 2009, the following changes to the Company’s capital stock took place:

i) Capital stock increase of R$19.1 by means of the issuance of 720 thousand Preferred shares fully subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR) with resources related to income tax incentives.

ii) Capital stock increase in the amount of R$2.6, without the issuance of new shares, by means of the capitalization of the "Tax incentive reserves – Reinvestment of Income Tax”, being R$0.6 related to fiscal year of 2004 and R$1.9 related to the fiscal year of 2006.

iii) Cancellation of 24 thousand Preferred shares, with the subscription price of R$91.86 that were issued for subscription by FINOR at the Board of Directors meeting held on October 9, 2008, taking into consideration the process for payment of the respective resources in the amount of R$(2.2) had not been concluded.

The Board of Directors, at the Meeting held on June 29, 2009, confirmed the subscription by the shareholders of the Company of 1,415 thousand new Common shares and 2,280 thousand new Preferred shares issued pursuant to the General Shareholders’ Meeting held on April 28, 2009, representing, therefore, an increase in the capital stock of the Company in the amount of R$65.9.

At the Extraordinary General Meeting held on April 28, 2009, the following changes to the Company’s capital stock were approved:

i) Capital stock increase of R$101.3 by means of the issuance of 4,020 thousand Common shares and 1,945 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2008;

ii) Capital stock increase of R$43.4, without issuance of new shares, corresponding to the capitalization of 30% of tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year 2008.

(b)Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c)Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (TJLP). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during 2010:

The Board of Directors approved the distribution of dividends and interest on shareholder´s equity of R$5,007.3, of which (a) R$3,213.1 in dividends and R$796.8 as interest on shareholder´s equity, both of from profit of the year ended 2010 and b) R$707.8 in dividends, and R$289.6 as interest on shareholder´s equity, which were deducted from the investment reserve.

The gross amount paid was R$1.70 per Preferred share and R$1,55 per Common share. As the distribution of interest on shareholder´s equity is subject to withholding tax, the net distribution was R$1,65 per Preferred share and R$1,50 per Common share.

These payments were made during 2010, as approved in Board of Directors, subject to ratification at the Annual General Meeting referring to the fiscal year ended on December 31, 2010.

Interest on shareholder´s equity and dividends not claimed within three years revert back to the Company. During 2010, the Company recognized R$6.3, (R$8.6 in 2009 and R$12.9 in 2008) related to unclaimed interest on shareholders’ equity and dividends.

Events during the year 2009:

The Board of Directors approved the distribution of dividends and interest attributed to shareholders’ equity, in the total amount of R$3,305.8, of which R$2,290.4 in dividends and R$1,015.4 interests attributed to shareholders’ equity, both of them resulting from profit of year ended 2009, to be attributed to the compulsory minimum dividends for the year 2009.

The gross amount paid per share were R$1.13 per preferred share and R$1.03 per common share. The distribution of interest attributed to shareholders’ equity was taxed pursuant to the current legislation, which resulted in a net distribution of R$1.08 per preferred share and R$0.98 per common share.

These payments were made during 2009, as approved in Board of Directors meetings, and the subsequent ratification was resolved at the Annual General Meeting referring to the fiscal year ended on December 31, 2009.

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 28).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan.

(g) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company. Ambev adopted IFRS 2 Share-based Payment to all programs granted after November 7, 2002 that had not yet vested on January 1, 2007.

The share-based payment reserve recorded a charge of R$120.3 in 2010 (R$134.7 and R$57.8 in 2009 and 2008, respectively (Note 25).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Changes in treasury shares in million of Brazilian Reais, for the periods ended
	2010	2009	2008
At the beginning of the period	(47.7)	(109.3)	(1,158.9)
Shares reacquired in accordance with the Stock Option Plan	(3.0)	(15.4)	(346.9)
Reacquired shares – market	-	-	(283.3)
Transfer of shares – FINOR	-	(9.9)	-
Cancellation of shares	-	0.9	1,638.2
Share-based payments - transfer	27.2	86.8	416
Options plans – reclassification	19.1	-	-
At the end of the period	(4.4)	(47.7)	(109.3)

(i) Earnings per share

On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each Common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one Common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Basic earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev of R$7,561.4 (R$5,986.1 and R$5,119.1 in 2009 and 2008 respectively) and the weighted average number of shares outstanding during the year, calculated as follows:

Thousand shares		2010
	Preferred	Common	Total
Issued shares at January 1, net of treasury shares	1,349,812	1,732,369	3,082,181
Effect of shares issued / repurchased	5,448	4,868	10,316
Weighted average number of shares at
December 31	1,355,260	1,737,236	3,092,496

Thousand shares		2009 restated
	Preferred	Common	Total
Issued shares at January 1, net of treasury shares	1,343,045	1,727,025	3,070,070
Effect of shares issued / repurchased	3,655	3,755	7,410
Weighted average number of shares at
December 31	1,346,700	1,730,780	3,077,480

Thousand shares		2008 restated
	Preferred	Common	Total
Issued shares at January 1, net of treasury shares	1,351,560	1,718,390	3,069,950
Effect of shares issued / repurchased	(6,910)	5,840	(1,070)
Weighted average number of shares at
December 31	1,344,650	1,724,230	3,068,880

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of Common shares outstanding to assume conversion of all potentially dilutive Common shares comprising the net income attributable to equity holders of Ambev of R$7,561.4 (R$5,986.1 and R$5,119.1 in 2009 and 2008 respectively) and the weighted average number of shares outstanding during the year, as follows:

Thousand shares		2010
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,355,260	1,737,236	3,092,496
Effect of shares issued / repurchased	9,971	-	9,971
Weighted average number of shares (diluted) at December 31	1,365,231	1,737,236	3,102,467

Thousand shares		2009 restated
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,346,700	1,730,780	3,077,480
Effect of shares issued / repurchased	4,305	275	4,580
Weighted average number of shares (diluted) at December 31	1,351,005	1,731,055	3,082,060

Thousand shares		2008 restated
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,344,650	1,724,230	3,068,880
Effect of shares issued / repurchased	2,220	300	2,520
Weighted average number of shares (diluted) at December 31	1,346,870	1,724,530	3,071,400

 Basic earnings per share before special items

The calculation of earnings per share before special items (basic) is based on the profit before special items, attributable to equity holders of Ambev, calculated as follows:

(Expressed in millions of Brazilian Reais)		2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.3)	(65.6)	(121.8)
Income before special items (basic), attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.2

(Expressed in millions of Brazilian Reais)		2009
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,760.6	3,225.4	5,986.1
Special items, after taxes, attributable to equity holders of Ambev	89.7	104.8	194.5
Income before special items (basic), attributable to equity holders of Ambev	2,670.9	3,120.6	5,791.6

(Expressed in millions of Brazilian Reais)		2008
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,363.7	2,755.4	5,119.1
Special items, after taxes, attributable to equity holders of Ambev	(27.0)	(31.4)	(58.4)
Income before special items (basic), attributable to equity holders of Ambev	2,390.7	2,786.8	5,177.5

Diluted earnings per share before special items

The calculation of earnings per share before special items (diluted) is based on the profit before special items, attributable to equity holders of Ambev, calculated as follows:

(Expressed in millions of Brazilian Reais)		2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,505.8	4,055.5	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.5)	(65.3)	(121.8)
Income before special items (diluted), attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2

(Expressed in millions of Brazilian Reais)		2009
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,765.1	3,220.9	5,986.1
Special items, after taxes, attributable to equity holders of Ambev	89.8	104.6	194.5
Income before special items (diluted), attributable to equity holders of Ambev	2,675.3	3,116.3	5,791.6

(Expressed in millions of Brazilian Reais)		2008
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,365.6	2,753.5	5,119.1
Special items, after taxes, attributable to equity holders of Ambev	(27.0)	(31.4)	(58.4)
Income before special items (diluted), attributable to equity holders of Ambev	2,392.6	2,784.9	5,177.5

The tables below present the calculation of EPS:

(Expressed in millions of Brazilian Reais)		2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Weighted average numbers of shares	1,355,260.0	1,737,237.0	3,092,497.0
Basic EPS	2.58	2.34

Income before special items, attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.2
Weighted average numbers of shares	1,355,260.0	1,737,237.0	3,092,497.0
Basic EPS before special items	2.62	2.38

Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Weighted average numbers of shares (diluted)	1,365,231.0	1,737,236.0	3,102,468.0
Diluted EPS	2.57	2.33

Income before special items, attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2
Weighted average numbers of shares (diluted)	1,365,231.0	1,737,236.0	3,102,468.0
Diluted EPS before special items	2.61	2.37

(Expressed in millions of Brazilian Reais)		2009 restated
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,760.6	3,225.4	5,986.1
Weighted average numbers of shares	1,346,700.0	1,730,780.0	3,077,480.0
Basic EPS	2.05	1.86

Income before special items, attributable to equity holders of Ambev	2,670.9	3,120.6	5,791.6
Weighted average numbers of shares	1,346,700.0	1,730,780.0	3,077,480.0
Basic EPS before special items	1.98	1.80

Income attributable to equity holders of Ambev	2,765.1	3,220.9	5,986.1
Weighted average numbers of shares (diluted)	1,351,005.0	1,731,055.0	3,082,060.0
Diluted EPS	2.05	1.86

Income before special items, attributable to equity holders of Ambev	2,675.3	3,116.3	5,791.6
Weighted average numbers of shares (diluted)	1,351,005.0	1,731,055.0	3,082,060.0
Diluted EPS before special items	1.98	1.80

(Expressed in millions of Brazilian Reais)		2008 restated
	Preferred	Common	Total

Income attributable to equity holders of	2,363.7	2,755.4	5,119.1
Weighted average numbers of shares	1,344,650.0	1,724,230.0	3,068,880.0
Basic EPS	1.76	1.60

Income before special items, attributable to equity holders of Ambev	2,390.7	2,786.8	5,177.5
Weighted average numbers of shares	1,344,650.0	1,724,230.0	3,068,880.0
Basic EPS before special items	1.78	1.62

Income attributable to equity holders of Ambev	2,365.6	2,753.5	5,119.1
Weighted average numbers of shares (diluted)	1,346,870.0	1,724,530.0	3,071,400.0
Diluted EPS	1.76	1.60

Income before special items, attributable to equity holders of Ambev	2,392.6	2,784.9	5,177.5
Weighted average numbers of shares (diluted)	1,346,870.0	1,724,530.0	3,071,400.0
Diluted EPS before special items	1.78	1.61

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Preferred shares are entitled to a dividend premium of 10% over that paid to the Common shareholders which is considered in the basic and diluted EPS calculation.

23. INTEREST-BEARING LOANS AND BORROWINGS

Current and non-current interest-bearing loans and borrowings totaled R$6,770.4 on December 31, 2010, compared to R$7,261.3 on December 31, 2009.

Non-current liabilities	2010	2009
Secured bank loans	174.8	91.9
Unsecured bank loans	1,450.8	2,556.2
Debentures and unsecured bond issues	2,418.9	3,453.6
Other unsecured loans	111.2	344.4
Financial leasing	8.5	14.1
	4,164.2	6,460.2
Current liabilities
Secured bank loans	52.8	47.6
Unsecured bank loans	1,496.1	728.8
Debentures and unsecured bond issues	884.3	2.4
Other unsecured loans	167.5	14.4
Financial leasing	5.6	7.9
	2,606.2	801.1

Principal events in 2010, Raising in Brazil of R$ 667.7 relating to the lines of Financing for Empreendimento (Finem) Currency, Finem Interest Rate (TJLP) Agroindustrial Credit and Loan Federal Government (EGF) and R$ 200.0 for the Bank Credit, and by subsidiaries in the amount of R$ 51.0 in ex-Hila and R$ 121.6 in Quinsa. Loan amortizations in Brazil totaled R$ (385.0) related to credit lines from BNDES, Agroindustrial Credit and EGF and for subsidiaries the amounts paid were R$ (204.9) in ex-Hila, R$ (254.6) in Quinsa and R$ (424.4) at Labatt.

The change in total loans was also impacted by the reduction of R$ 152.9 due to exchange rate changes and in fair values for the 2011, 2013 and 2017 Bonds. The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The more significant rates are: (i) flat rate for Bond 2011, Bond 2013, Bond 2017 and the Working Capital BRL (Labatt) (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development, (iii) Certificates of Deposit Interbank - CDI for the debentures, and (iv) "Bankers' Acceptance Rate" (acceptance rate of Canadian banks) to the debt of its subsidiary Labatt in Canada. The Company's policy is to hedge 100% of its foreign currency debt for local currency operation. On December 31, 2010 the Company´s loans presented the following interest rates:

		2010		2009
Debt instruments	Interest rate (average)	current	non-current	current	non-current
US dollar denominated fixed rate	9.62%	884.3	886.7	-	1,938.1
BNDES basket debt floating rate (UMBNDES + average pay rate)	1.81%	23.6	74.4	12.8	23.6
Reais denominated fixed rate	14.39%	716.6	473.1	-	1,188.0
CND dollar denominated floating rate - BA	0.35%	-	300.8	-	709.7
CND dollar denominated fixed rate	7.50%	157.9	-	-	156.7
Other Latin American currency fixed rate	10.97%	108.8	66.6	363.4	18.7
US dollar denominated fixed rate	6.39%	230.1	100.0	73.2	327.5
TJLP BNDES denominated floating rate (TJLP + average pay rate)	8.03%	202.1	552.5	152.3	394.6
Reais debt - ICMS fixed rate	2.69%	9.6	111.2	14.3	187.8
Reais debt - debentures floating rate % CDI	102.50%	-	1,247.5	-	1,247.2
Reais debt - fixed rate	9.99%	273.3	351.4	85.0	268.3
Reais debt - agri credt. Floating rate	9.82%	-	-	100.0	-
Total		2,606.2	4,164.2	801.1	6,460.2

Terms and debt repayment schedule – December 31, 2010

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	227.6	52.8	96.3	48.1	20.7	9.7
Unsecured bank loans	2,946.9	1,496.1	1,042.1	232.6	165.3	10.8
Debentures and unsecured bond issues	3,303.2	884.3	1,247.5	886.7	-	284.8
Unsecured other loans	278.7	167.5	21.9	22.4	29.7	37.2
Finance lease liabilities	14.1	5.6	8.3	0.2	-	-
	6,770.5	2,606.3	2,416.1	1,190.0	215.7	342.4

Terms and debt repayment schedule – December 31, 2009

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	139.5	47.6	38.8	27.6	25.5	-
Unsecured bank loans	3,285.0	728.8	878.4	1,326.8	144.1	206.8
Debentures and unsecured bond issues	3,456.0	2.4	998.3	1,247.1	939.8	268.3
Unsecured other loans	358.9	14.4	180.4	23.6	38.5	102.0
Finance lease liabilities	21.9	7.9	7.4	6.4	0.2	-
	7,261.3	801.1	2,103.3	2,631.6	1,148.1	577.1

Contract clauses (covenants)

The Company´s loans carry equal terms (pari passu clause) with no subordination. Except for the FINAME lines with BNDES, where security interests are provided in the coolers purchased with the loans, other loans and financing contracted Company by providing some type of collateral include only the provision of security personnel. Debt covenants include:

• restrictions on acquisitions, mergers, sale or disposition of some of its assets;

• no real guarantees provided on new debt contracted, except if: (i) debts  contracted  with  financial institutions linked  to the Brazilian government - including the  BNDES  or foreign governments.

In the event of breach the Company may be granted a grace period to cure default.

The Company's debt was structured so as not to concentrate maturities of significant value in a given year and is tied to different interest rates. The most significative rates are: (i) fixed rate for the 2011 Bond, Bond 2013, Bond 2017 and the Working Capital BRL (Labatt) (ii) Foreign exchange basket (UMBNDES) and Interest Rate (TJLP) For BNDES loans, (iii) Certificates of Deposit Interbank - CDI for the debentures, and (iv) "Bankers' Acceptance Rate" (acceptance rate of Canadian banks) to the debt of its subsidiary Labatt Brewing Company Limited in Canada. The Company's policy to make hedge 100% of its foreign currency debt for local currency borrowing operation.

BNDES loans are subject to provisions which require prior consent of BNDES, for : (i) new loans (except those provided) (ii) give preference to others credits, and / or (iii) dispose of or encumber its assets (except as provided).

At December 31, 2010, the Company was in compliance with all its contractual commitments for its significant loans and financings.

24. EMPLOYEE BENEFITS

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Pursuant to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined contribution plans

These plans are funded by the participants and the sponsors, and are managed by privately administered pension funds. During 2010, the Company contributed R$6.7 (R$7.4 and R$7.3 in 2009 and 2008, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

The Company provides pension benefits, health care benefits, reimbursement of expenses for drugs and other benefits to retirees. Such benefits are not granted to new retirees.

At December 31, the net liability for long-term and post-employment benefits consists of the following:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Present value of funded obligations	(3,325.9)	(2,997.6)	(2,942.1)
Fair value of plan assets	3,471.2	3,315.1	3,138.9
Present value of net obligations	145.3	317.5	196.8
Present value of unfunded obligations	(515.4)	(468.9)	(488.3)
Present value of net obligations	(370.1)	(151.4)	(291.5)
Unrecognized past service cost	1.4	2.7	5.8
Unrecognized assets	(576.9)	(605.2)	(466.7)
Net liability	(945.6)	(753.9)	(752.4)
Other long term employee benefits	0.3	(0.3)	(12.0)
Total employee benefits	(945.3)	(754.2)	(764.4)
Employee benefits amount in the balance sheet:
Liabilities	(966.2)	(767.9)	(784.3)
Assets	20.9	13.7	19.9
Net liabilities	(945.3)	(754.2)	(764.4)

The changes in the present value of the defined benefit obligations were as follows:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Defined benefit obligation at January 1,	(3,466.5)	(3,430.4)	(3,771.4)
Service cost	(34.0)	(48.2)	(68.1)
Interest cost	(253.3)	(252.8)	(234.6)
New unvested past service cost	(6.4)	5.5	(3.0)
Contributions by plan participants	(4.2)	-	-
Actuarial gains and (losses)	(358.1)	(374.8)	495.5
Gains / (losses) on settlements or curtailments	-	22.2	-
Reclassifications	-	3.0	-
Effects of exchange rate changes	(11.9)	343.6	(99.7)
Benefits paid	293.1	265.4	250.9
Defined benefit obligation at December 31,	(3,841.3)	(3,466.5)	(3,430.4)

The changes in the fair value of plan assets are as follows:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Fair value of plan assets at January 1,	3,315.1	3,138.9	3,534.5
Expected return	298.2	268.0	283.2
Actuarial gains and (losses)	25.8	331.0	(645.9)
Contributions by employer	108.8	103.3	136.1
Contributions by plan participants	4.2	4.0	3.7
Effects of exchange rate changes	12.7	(258.1)	78.2
Transfers	-	(6.6)	-
Benefits paid	(293.6)	(265.4)	(251.0)
Fair value of plan assets at 31 December	3,471.2	3,315.1	3,138.8

Expected return on plan assets generated a gain of R$30.2 (Loss of R$ (15.2) in 2009 and R$ (27.5) in 2008).

The expense recognized in the income statement with regard to defined benefit plans is detailed as follows:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Current service costs	(34.0)	(28.6)	(43.5)
Interest cost	(253.3)	(252.8)	(234.7)
Expected return on plan assets	298.2	268.0	283.2
Amortized past service cost	(7.6)	(14.4)	(0.5)
New vested past service cost	-	(15.5)	(17.7)
(Gains) losses on settlements or curtailments	-	39.6	-
Recognized past service cost	-	-	(3.1)
Asset limitation	-	(59.5)	(46.5)
	3.3	(63.2)	(62.8)

The employee benefit expenses are included in the following line items in the income statement:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Cost of sales	(17.3)	(24.3)	(15.7)
Sales and marketing expenses	(27.4)	(28.9)	(25.3)
Administrative expenses	48.1	1.3	(21.8)
Other operating income and expense	-	(11.3)	-
	3.4	(63.2)	(62.8)

The assumptions used in the calculation of the obligations are as follows:

	2010	2009	2008
Discount rate	7.0%	10.5%	8.1%
Future salary increases	4.2%	3.5%	3.8%
Future pension increases	2.9%	3.5%	2.4%
Medical cost trend rate	7,4% p.a. reducing to 5,5%	12.3% p.a. reducing to 8.2%	8.9% p.a. reducing to 6.6%
Dental claims trend rate	4.5%	6.2%	4.6%
Life expectation for an over 65 years old male	84	80	80
Life expectation for an over 65 years old female	87	84	85

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2010	2009	2008
Discount rate	10.5%	8.1%	6.6%
Expected return on plan assets	8.8%	13.2%	8.4%
Future salary increases	3.5%	3.8%	3.6%
Future pension increases	3.5%	2.4%	2.3%
Medical cost trend rate	12,3% p.a. reducing to 8,2%	8.9% p.a reducing to 6.6%	9.2% p.a reducing to 6.5%
Dental claims trend rate	6.2%	4.6%	4.0%

  (i)Since the assumptions are nominal rates in different currencies the Company has converted the foreign rates into Reais equivalents based on the two year forward currency exchange rates. The weighted average assumptions are calculated based on these Reais equivalents.

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

(Expressed in millions of Brazilian Reais)	2010		2009		2008
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(10.6)	11.1	(6.7)	5.8	(7.4)	6.2
Effect on the defined benefit obligation for medical cost	(70.5)	69.2	(65.9)	57.6	(57.1)	48.8

The disclosure requirements of IAS 1 Presentation of Financial Statements on the Company´s sensitivity analysis in relation to the discount rates, future salary increases and mortality rates is presented below:

(Expressed in millions of Brazilian Reais)	2010		2009		2008
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	1.5	0.1	1.3	(0.1)	1.4	(1.0)
Effect on the defined benefit obligation	217.5	(234.6)	177.1	(190.5)	156.7	(168.4)

(Expressed in millions of Brazilian Reais)
	2010		2009		2008
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost	(1.7)	1.7	(0.8)	0.8	(1.1)	1.1
Effect on the defined benefit obligation	(12.4)	12.1	5.4	(5.5)	(6.3)	6.1

(Expressed in millions of Brazilian Reais)	2010		2009		2008
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(5.7)	11.9	(4.1)	4.0	(8.9)	9.0
Effect on the defined benefit obligation	(115.6)	114.9	(61.8)	59.7	(89.8)	87.5

The data presented in these tables is purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant; economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at December 31, consist of the following:

	2010	2009	2008
Government bonds	78%	27%	47%
Corporate bonds	0%	10%	13%
Equity	17%	60%	39%
Property	5%	3%	2%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$84.0 to its defined benefit plans in 2011.

The historic four-year present value of defined benefit obligations, fair value of plan assets and pension reserve / contingency plans, is presented as follows:

	2010	2009	2008	2007
Present value of funded obligation	(3,325.9)	(2,997.6)	(2,942.1)	(3,227.4)
Fair value of plan assets	3,471.2	3,315.1	3,138.9	3,534.5
Pension / Contingency reserves	145.3	317.5	196.8	307.1
Experience adjustments: (increase)/decrease plan liabilities	(130.5)	(374.8)	495.5	43.2
Experience adjustments: increase/(decrease) plan assets	14.4	331.0	(645.9)	(34.4)

The present value of funded obligations include R$481.2 (R$402.3 in 2009 and R$333.3 in 2008) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide Ambev’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

Ambev recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to the Company, from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

25. SHARE-BASED PAYMENTS

Share-Based Payments and its programs

Ambev provides a stock option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders. (the “Plan”)

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and as approved by the Company at a General Meeting in 2000, 2006 and in 2007 which establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Constraints are imposed on divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

 Under the regulations of the Plan, as its Administrator, the Board of Directors is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), in which it may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to provisions on penalties.  Additionally, targets may be set for Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company. The beneficiaries granted with these Options must sign Stock Option Agreements (“Agreements”) with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

Programs before 2006

Prior to the alterations to the Plan in 2006, the Company had 13 approved programs. Under these programs, the beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% by the IGP-M index. From 2003 onwards, due to the adoption of the Sarbanes-Oxley Act in the USA, in 2002, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan.  However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof, with the amounts owed by the respective Beneficiaries to the Company necessarily being completely settled during the next four years.

Programs from 2006 to 2010

Upon altering the Plan in 2006, the Company began to operate a new option grant model in which the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as variable remuneration (bonuses) each year, to the immediate exercise of options, to acquire Preferred shares.

Programs from 2010

Upon altering the Plan in 2010, the Company began to operate a new option grant model, which covers two types of grants: (i) the beneficiary may choose to apply 30%, 40% or 100% of variable remuneration (bonuses) that received in the year, with the immediate exercise of options, thereby acquiring the corresponding Preferred shares, although the delivery of a substantial portion of the shares acquired is conditioned to the beneficiary continuing to be employed by the Company for five years from the date of exercise, (ii) the beneficiary may exercise the options after a period of five years. The exercise of options is not tied to the Company's performance goals.

Options granted in fiscal year 2010

During 2010 Ambev granted 5,788 thousand options to its employees, with a fair value of approximately R$108.4, and 837 thousand options to the Board of Directors, with fair value of approximately R$15.7. These will be recognized by the Company during the vesting period.

As mentioned in Note 22 (i), the Extraordinary General Meeting which occurred on December 17, 2010 approved the Company shares split whereby each ordinary share and each preferred share issued by the Company are represented by 5 (five) common shares and 5 (five) preferred shares, respectively, after the split, without any change in the amount of the Company capital. With the split, the relationship between issued shares and ADRs was maintained at a rate of 1 / 1, ie, each ADR continued to be represented by a common or preferred share, as appropriate. This development was considered for the calculations shown below (including 2008 and 2009 Programs).

Fair value of options

The fair value of these share-based compensation plans is estimated at the grant date, using binomial Hull model, modified  to reflect the IFRS 2 Share-Based Payment requirement that assumptions  about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2010 grants are as follows:

In R$	(i) 2010	(ii) 2009 B	(ii) 2009 A	(ii) 2008
Fair value of options granted	18.74	18.11	13.25	16.71
Share price	40.14	26.80	19.59	26.84
Exercise price	40.94	26.01	18.46	24.99
Expected volatility	28,4%	45.1%	48.2%	33.0%
Vesting period	5	5	5	5
Expected dividends	0% to 5%	-	-	-
Risk-free interest rate	12.2%	12.6%	11.8%	12.5%

(i)    The information is weighted average plans granted during 2010, except for the expected dividends.

(ii)   Conformed to share split (Note 22).

Under the 2010 options program, the exercise price was determined based on the average daily rate in the exercise of 30 (thirty) days prior to the date of the option grant for options granted until May. For grants starting in June the price used was the stock price the day before the date of grant.

The expected volatility is based on historical data of the last 252 days. The binomial model of Hull assumes that all employees would exercise their options immediately if Ambev's share price attained 2.5 times the exercise price.

The total number of outstanding options developed as follows:

Thousand options	2010	2009(i)	2008(i)
Options outstanding at January 1	20,570	14,145	11,475
Options issued during the year	6,625	8,155	4,015
Options exercised during the year	525	610	640
Options forfeited during the year	417	1,120	705
Options outstanding at December 31	26,253	20,570	14,145

(i) Conformed to share split (Note 22).

The range of exercise prices of the outstanding options is between R$11.29 and R$46.80 and the weighted average remaining contractual life is approximately 8.26 years.

Of the 26,253 thousand outstanding options, 1,472 thousand options are vested at December 31, 2010.

The weighted average exercise price of the options is as follows:

In R$ per share	2010	2009(i)	2008(i)
Options outstanding at January 1	20.75	19.50	16.87
Options issued during the year	40.94	24.44	26.84
Options exercised during the year	11.95	11.47	18.99
Options forfeited during the year	19.31	19.87	15.14
Options outstanding at December 31	24.71	20.75	19.50
Options exercisable at December 31	11.66	11.43	11.04

(i) Conformed to share split (Note 22).

Additional information

For outstanding stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the compensation cost of which is recognized in the Company’s financial statements of December 31, 2010.

These share-based payments resulted in an expense of R$120.3 for the year 2010 (R$134.7 and R$57.8 for the year 2009 and 2008, respectively).

26. TRADE AND OTHER PAYABLES

Non-current	2010	2009
Trade payables	190.3	25.5
Deferred value-added sales tax (i)	466.7	608.6
Other taxes, charges and contributions	336.9	0.0
Derivative financial instruments with negative fair values	259.5	0.0
Other payables	90.0	29.5
	1,343.4	663.6
Current
Trade payables and accrued expenses	4,530.0	3,567.8
Payroll and social security payables	423.7	432.9
Indirect taxes payable	1,347.1	1,368.0
Deferred value-added sales tax (i)	69.8	6.9
Interest payable	105.5	93.3
Derivative financial instruments with negative fair values	398.1	666.2
Dividends and interest on own capital payable	143.7	67.3
Other payables	125.0	77.5
	7,142.9	6,279.9

(i) The deferred value-added sales tax is related to the financing of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are partially indexed (60% to 80%) to a general price index.

27. PROVISIONS

	Restructuring	Lawsuits tax, labor, civil and others	Total
Balance at December 31, 2008	15.5	1.049,2	1,064.7
Effect of changes in foreign exchange rates	(1.6)	(46.6)	(48.2)
Provisions made	3.9	527.1	531.0
Provisions used	(11.4)	(124.7)	(136.1)
Provisions reversed	-	(413.5)	(413.5)
Other movements	-	17.6	17.6
Balance at December 31, 2009	6.4	1,009.1	1,015.5
Effect of changes in foreign exchange rates	0.1	2.1	2.2
Provisions made	28.2	188.7	216.9
Provisions used	(16.5)	(115.9)	(132.4)
Provisions reversed	-	(142.7)	(142.7)
Reclassifications (i)	-	(374.8)	(374.8)
Other movements	-	54.4	54.4
Balance at December 31, 2010	18.2	620.9	639.1

(i) Mainly taxes due included under the Tax Amnesty and Refinancing program reclassified to Payables (current and non-current) (Note 26).

		2010
Balance sheet disclosure	Restructuring	Lawsuits tax, labor, civil and others	Total
Non current	4.9	531.2	536.1
Current	13.2	89.8	103.0
Total	18.1	621.0	639.1

		2009
Balance sheet disclosure	Restructuring	Lawsuits tax, labor, civil and others	Total
Non current	2.8	916.5	919.3
Current	3.6	92.6	96.2
Total	6.4	1,009.2	1,015.5

		2008
Balance sheet disclosure	Restructuring	Lawsuits tax, labor, civil and others	Total
Non current	4.0	958.9	962.9
Current	11.5	90.3	101.8
Total	15.5	1,049.2	1,064.7

Provision for lawsuits tax, labor, civil and others mainly comprises, as follows:

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

The Company and its subsidiaries in Brazil are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFNIS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at December 31, 2010 totaled R$175.5 (R$435.9 and R$500.0 on December 31, 2009 and 2008, respectively).

Labor

The Company and its subsidiaries are involved in approximately 4,440 labor proceedings with former Company employees or former employees of service providers. The main issues relate to overtime and related effects and respective charges. The provisions for labor contingencies at December 31, 2010 totaled R$224.3 (R$226.3 and R$249.5 on December 31, 2009 and 2008, respectively).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Tax Amnesty and Refinancing Program

Management elected to enroll the Company in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits. Under this program, the Company will pay R$374.8 in 180 monthly installments.  Accordingly, the Company reclassified R$336.9 of noncurrent liabilities and R$37.9 of current liabilities, from “Provisions” to “Other taxes, charges and contributions” (Note 26).

Lawsuits with possible likelihood of loss are disclosure in Note 31.

The provisions are expected to be settled as follows:

In millions of Reais	Total	1 year or less	1-2 years	2-5 years	over 5 years

Restructuring
Non-current restructuring	18.1	13.2	4.9	-	-
Total	18.1	13.2	4.9	-	-

In millions of Reais	Total	1 year or less	1-2 years	3-5 years	Over 5 years
Lawsuit tax, labor, civil and others
Civil	39.8	5.6	6.9	13.7	13.7
Taxes on sales	175.5	21.1	30.8	61.8	61.8
Income tax	134.5	16.3	23.6	47.3	47.3
Labor	224.3	39.0	37.1	74.1	74.1
Other	46.9	7.9	7.8	15.6	15.6
Total	621.0	89.8	106.2	212.5	212.5

The expected settlement was based on management´s best estimate at the balance sheet date.

28. RISKS ARISING FROM FINANCIAL INSTRUMENTS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new price scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary.  The main derivative financial instruments used to manage foreign currency risk are forward exchange contracts, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are likely expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within a maximum of 15 months. The table below provides an indication of the company’s main net foreign currency exposure in December 31, 2010. The open positions are the result of the application of Ambev’s risk management policy.  Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair.  The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2010			2009
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Pound Sterling /Canadian Dollars	(30.4)	30.4	-	(37.3)	37.3	-
Euro / Real	(63.9)	63.9	-	(48.5)	48.5	-
Euro / Canadian Dollars	(58.7)	58.7	-	(77.9)	77.9	-
Dollar / Guatemala´s Quetzal	(14.3)	14.3	-	-	-	-
Dollar / Argentinean Peso	(284.0)	284.0	-	(485.0)	485.0	-
Dollar / Bolivian Peso	(76.7)	76.7	-	(86.6)	86.6	-
Dollar / Real	(2,228.2)	2.228.2	-	(1.562.7)	1.562.7	-
Dollar / Canadian Dollars	(265.6)	265.6	-	(256.7)	256.7	-
Dollar / Chilean Peso	(64.6)	64.6	-	(47.4)	47.4	-
Dollar / Paraguayan Peso	(62.2)	62.2	-	-	-	-
Dollar / Uruguayan Peso	(41.9)	41.9	-	(32.6)	32.6	-
Dollar / Peruvian Sol	(91.1)	91.1	-	(82.4)	82.4	-
Dollar / Dominican Pesos	(48.3)	48.3	-	-	-	-
	(3,330.1)	3,330.1	-	(2,717.2)	2,717.2	-

The above foreign currency instruments are treated as cash flow hedge.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations.  These strategies are designated as net investment hedges. Under IAS 39, these derivatives were properly classified as hedges of net investment. On December 31, 2010 the Company had operations in the amount of R$ (615.3) with a fair value of R$7.8.

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically.  The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (foreign currency risk + interest rate risk on borrowings in US dollar)

In December 2001, Ambev issued 500m US dollar in foreign securities (bond 2011).  This bond bears interest at 10.5% and is repayable semi-annually as from July 2002 with final maturity in December 2011.  In September 2003 Ambev issued another 500m US dollar in foreign securities (bond 2013).  This bond bears interest at 8.75% and is repayable semi-annually since March 2004 with final maturity in September 2013.  In July 2007 Ambev issued a Brazilian real bond (bond 2017), which bears interest at 9.5% and is repayable semi-annually with final maturity date in July 2017.

Ambev entered into several US dollar fixed/Brazilian real floating cross currency interest rate swaps to manage and reduce the impact of changes in the US dollar exchange rate and interest rate on these bonds.  In addition to this, Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017.  These derivative instruments have been designated in a fair value hedge accounting relationship.

Canada Debenture Hedges (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

As of 31 December 2010, the company has outstanding bank loans of R$ 717 millions Brazilian real and R$ 474 millions Brazilian real relating to loans issued in 2007 and 2006, respectively.  The company has entered into a series of derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian real.  The maturity dates for the derivative contracts are identical to the maturity dates of the two loans, which mature on June 2011 for the first loan and January 2012 for the second loan. These hedges were designated in a cash flow hedge accounting relationship.

Marketable debt security hedges (Interest rate risk on Brazilian real)

During 2010, Ambev invested in highly liquid Brazilian real denominated government debt securities. Those fixed-rate instruments are included in the held for trading category.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was needed.

1.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility.  The company has important exposures to the following commodities: aluminum, sugar and wheat. On December 31, 2010, the Company position is shown in the following table. These derivative instruments in accordance with IAS were designated as cash flow hedges.

	2010			2009
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Aluminum	(407.5)	407.5	-	(474.6)	474.6	-
Sugar	(148.6)	148.6	-	(140.2)	140.2	-
Wheat	(103.4)	103.4	-	(51.1)	51.1	-
Fuel	(11.8)	11.8	-	(10.3)	10.3	-
Corn	(7.3)	7.3	-	(16.2)	16.2	-
Total	(678.7)	678.7	-	(692.3)	692.3	-

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures to monitor this risk. Historically, the Company has not had significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of  highly qualified counterparties.

The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions, bilateral "trigger" clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

At December 31, 2010, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Bradesco, Citibank, Merril Lynch, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Sociète Generale, and TD Securities.

1.5)  Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

The contractual maturities of non-derivatives financial liabilities including interest payments and derivatives financial assets and liabilities are follows:

2010
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	227.6	(281.2)	(67.1)	(109.6)	(91.7)	(12.7)
Unsecured bank loans	2,946.9	(3,311.4)	(1,649.5)	(1,128.3)	(522.0)	(11.6)
Unsecured bond loans	3,303.2	(4,002.9)	(1,180.7)	(1,504.7)	(985.6)	(331.9)
Unsecured other loans	278.7	(347.5)	(177.6)	(25.5)	(58.5)	(85.9)
Finance leasing liabilities	14.1	(15.5)	(6.4)	(8.9)	(0.2)	-
Bank overdraft	1.0	(1.0)	(1.0)	-	-	-
Trade and other payable	4,935.3	(4,935.3)	(4,247.7)	(687.6)	-	-
Total	11,706.7	(12,894.8)	(7,330.0)	(3,464.6)	(1,658.0)	(442.2)

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	58.6	34.4	(2.4)	1.9	3.4	31.5
Foreign exchange derivatives	365.6	428.5	245.1	182.0	-	1.5
Interest rate and FX derivatives	(366.5)	(402.7)	(136.2)	7.3	(273.5)	(0.2)
Commodity derivatives	237.2	238.8	226.7	12.1	-	-
Total	294.9	299.1	333.2	203.3	(270.2)	32.8

2009
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	139.5	(38.6)	(47.6)	(38.8)	(53.1)	-
Unsecured bank loans	3,285.0	(482.0)	(728.8)	(878.4)	(1,471.0)	(206.8)
Unsecured bond loans	3,456.1	(873.9)	(2.4)	(998.3)	(2,186.9)	(268.3)
Unsecured other loans	358.7	(29.9)	(14.3)	(180.4)	(62.0)	(102.0)
Finance leasing liabilities	21.9	(3.3)	(7.9)	(7.4)	(6.6)	-
Bank overdraft	18.6	(18.6)	(18.6)	-	-	-
Trade and other payable	6,180.5	(6,180.5)	(6,180.5)	-	-	-
Total	13,460.3	(7,626.8)	(7,000.1)	(2,103.3)	(3,779.8)	(577.1)

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	20.0	(57.0)	2.4	(66.2)	3.3	3.5
Foreign exchange derivatives	467.0	384.1	(76.1)	330.0	130.2	-
Interest rate and FX derivatives	(338.0)	(510.0)	2.0	(287.7)	(224.3)	-
Commodity derivatives	161.1	157.3	162.8	(5.5)	-	-
Total	310.0	(25.6)	91.1	(29.4)	(90.8)	3.5

2) Financial instruments:

The management of these instruments is done by operational strategies and internal controls to ensure liquidity, profitability and safety. The hiring of financial instruments with the objective of protection is done by regular review of risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Available for sale	Total
December 31, 2010
Assets due to Balance sheet
Investiment securities	-	1,068.3	-	41.7	168.0	1,278.0
Trade and other receivables excluding prepaid expenses	4,479.6	-	-	-	-	4,479.6
Financial instruments derivatives	-	2.1	950.3	-	-	952.5
Cash and cash equivalents	5,909.3	-	-	-	-	5,909.3
Assets held for sale	-	-	-	-	51.8	51.8
Total	10,388.9	1,070.4	950.3	41.7	219.8	12,671.2

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Available for sale	Total
December 31, 2009
Assets due to Balance sheet
Investiment securities	-	52.3	-	267.9	-	320.2
Trade and other receivables excluding prepaid expenses	4,400.3	-	-	-	-	4,400.3
Financial instruments derivatives	-	20.5	955.1	-	-	975.6
Cash and cash equivalents	4,042.9	-	-	-	-	4,042.9
Assets held for sale	-	-	-	-	60.2	60.2
Total	8,443.2	72.8	955.1	267.9	60.2	9,799.2

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2010
Liabilities due to Balance sheet
Interest-bearing loans and borrowings	6,770.4	-	-	6,770.4
Financial instruments derivatives	-	20.6	636.9	657.6
Trade and other payable	7,828.7	-	-	7,828.7
Total	14,599.2	20.6	636.9	15,256.8

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2009
Liabilities due to Balance sheet
Interest-bearing loans and borrowings	7,261.2	-	-	7,261.2
Financial instruments derivatives	-	67.7	598.5	666.2
Trade and other payable	6,277.2	-	-	-
Total	13,538.4	67.7	598.5	14,204.7

Classification of financial instruments by type of fair value measurement

As per IFRS 7, the classification of fair value of the instruments held is shown below.

	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,069.6	0.8	-	1,070.4
Derivatives - cash flow hedge	159.6	627.5	-	787.1
Derivatives - fair value hedge	-	155.5	-	155.5
Derivatives - investment hedge	7.8	-	-	7.8
	1,237.0	783.8	-	2,020.7

Financial liabilities
Financial liabilities at fair value through profit and loss	(1.0)	21.6	-	20.6
Derivatives - cash flow hedge	23.3	36.6	-	59.9
Derivatives - fair value hedge	48.0	529.1	-	577.1
	70.3	587.3	-	657.6

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At December 31, 2010, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the Quinsa Bonds, with maturity in 2012, and the Labatt loan in Reais were designated as cash flow hedge instruments. The result of these operations are calculated at  their fair value,  recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad. At December 31, 2010, the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,508.6 equivalent to R$2,507.2.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

At December 31, 2010 and 2009, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose/ Risk / Instruments		Notional		Fair value
		2010	2009	2010		2009
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Futures contracts (i)	2,228.2	1,155.2	-	(23.3)	0.1	-
Foreign currency	Purchase options	-	707.5	-	-	38.3	-
Foreign currency	Non Deliverable Forwards	623.5	707.5	13.0	(8.4)	-	(10.4)
Foreign currency	Deliverable Forwards	478.3	446.9	-	(13.6)	-	(27.2)
Interest rates	Futures contracts (i)	-	(300.0)	-	-	-	-
Commodity	Futures contracts (i)	271.2	213.3	170.2	(52.9)	54.4	-
Commodity	Swaps	407.5	479.0	72.5	(21.6)	106.7	-
Operational hedge		4,008.8	3,409.5	255.8	(119.8)	199.5	(37.6)
Foreign currency	Futures contracts (i)	(1,003.4)	(289.2)	2.7	-	-	(0.1)
Foreign currency	Swaps	1,666.2	2,343.6	126.3	(522.0)	-	(351.0)
Foreign currency	Non Deliverable Forwards	1,335.5	1,121.8	511.1	-	743.4	(277.4)
Interest rates	Futures contracts (i)	(1,716.2)	55.0	-	(14.7)	0.5	-
Interest rates	Swaps	186.4	20.8	28.7	(0.3)	32.2	-
Financial hedge		468.5	3,251.9	668.7	(537.0)	776.0	(628.4)
Foreign currency	Futures contracts (i)	24.5	(1,266.5)	-	(0.8)	-	(0.2)
Foreign currency	Swaps / Non Deliverable Forwards	(1,193.0)	-	20.1	-	-	-
Fiscal hedge		(1,168.5)	(1,266.5)	20.1	(0.8)	-	(0.2)
Foreign currency	Futures contracts (i)	(615.3)	-	7.8	-	-	-
Investment hedge		(615.3)	-	7.8	-	-	-
Total Derivatives		2,693.5	5,394.9	952.5	(657.6)	975.6	(666.2)

(i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with finance institutions.

The Company recorded gains and losses on derivative financial instruments in 2010, 2009 and 2008 as below:

		Result (ii)
Purpose/ Risk / Instruments		2010	2009	2008
Foreign currency	Futures contracts	(65.7)	(450.3)	408.9
Foreign currency	Purchase options	0.1	-	-
Foreign currency	Non Deliverable Forwards	8.9	(109.9)	174.6
Foreign currency	Deliverable Forwards	2.9	(38.0)	9.7
Interest rates	Futures contracts	-	(0.6)	(12.7)
Commodity	Futures contracts	100.5	105.8	(86.3)
Commodity	Swaps	27.1	208.1	(303.7)
Operational hedge		73.8	(284.9)	190.5
Foreign currency	Futures contracts	(11.3)	33.0	(34.1)
Foreign currency	Purchase options	(28.9)	-	-
Foreign currency	Swaps	(276.9)	(690.1)	347.0
Foreign currency	Non Deliverable Forwards	122.3	137.2	74.7
Interest rates	Futures contracts	(12.2)	(6.6)	(0.3)
Interest rates	Swaps	27.6	52.9	(23.0)
Financial hedge		(179.3)	(473.6)	364.3
Foreign currency	Futures contracts	(12.0)	421.9	(302.4)
Foreign currency	Swaps / Non Deliverable Forwards	74.7	-	-
Fiscal hedge		62.7	421.9	(302.4)
Foreign currency	Futures contracts	7.8	-	-
Investment hedge		7.8	-	-
Total Derivatives		(35.0)	(336.6)	252.4

(ii) The result of R$73.8 related to hedge operations was recognized in equity (hedge reserves) along with R$24.4 of derivatives used to mitigate the risks related to Labatt Reais loans, R$(1.5) of non-controlling interest, totaling R$96.8. The result of net investment hedge in an amount of R$7.8 which was allocated as Earnings (losses) on translation of subsidiaries operations as shown in Comprehensive income.

The effect of R$62.7 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$(179.3) was recorded in Financial results as below:

	2010	2009	2008
Losses on hedging instruments that are not part of a hedge accounting relationship	(271.6)	(135.8)	(14.1)
Losses from hedge ineffectiveness	-	(105.0)	(64.1)
Fair value hedge - hedging instruments - interest	(173.2)	53.6	(265.0)
Cash flow hedges – hedging instruments (reclassified from equity)	52.5	64.3	66.0
Fair value hedge - hedging instruments - exchange variation	(78.4)	(612.9)	582.4
Cash flow hedges – hedging instruments (reclassified from equity)	0.8	189.1	(43.8)
Net gains on hedging instruments that are not part of a hedge accounting relationship	261.9	73.2	103.1
Net gains from hedge ineffectiveness	28.6	-	-
	(179.3)	(473.6)	364.3

As of December 31, 2010, the Fair Value and Notional amounts per instrument/ maturity were as follows:

		Fair value
Purpose/ Risk / Instruments		2011	2012	2013	2014	>2014	Total
Foreign currency	Futures contracts	(23.3)	-	-	-	-	(23.3)
Foreign currency	Non Deliverable Forwards	4.6	-	-	-	-	4.6
Foreign currency	Deliverable Forwards	(13.1)	(0.5)	-	-	-	(13.6)
Commodity	Futures contracts	100.0	17.3	-	-	-	117.3
Commodity	Swaps	50.5	0.4	-	-	-	50.9
Operational hedge		118.7	17.3	-	-	-	136.0
Foreign currency	Futures contracts	2.7	-	-	-	-	2.7
Foreign currency	Swaps	(143.1)	-	(252.7)	-	-	(395.7)
Foreign currency	Non Deliverable Forwards	368.0	143.0	-	-	-	511.1
Interest rates	Futures contracts	(0.3)	(0.4)	(13.6)	(0.1)	(0.2)	(14.7)
Interest rates	Swaps	(3.5)	0.9	-	-	31.0	28.4
Financial hedge		223.9	143.5	(266.3)	(0.1)	30.7	131.7
Foreign currency	Futures contracts	(0.8)	-	-	-	-	(0.8)
Foreign currency	Swaps / Non Deliverable Forwards	20.1	-	-	-	-	20.1
Fiscal hedge		19.4	-	-	-	-	19.4
Foreign currency	Futures contracts	7.8	-	-	-	-	7.8
Investment hedge		7.8	-	-	-	-	7.8
Total Derivatives		369.8	160.8	(266.3)	(0.1)	30.7	294.9

		Notional
Purpose/ Risk / Instruments		2011	2012	2013	2014	>2014	Total
Foreign currency	Futures contracts	2,228.2	-	-	-	-	2,228.2
Foreign currency	Non Deliverable Forwards	623.5	-	-	-	-	623.5
Foreign currency	Deliverable Forwards	448.2	30.1	-	-	-	478.3
Commodity	Futures contracts	231.2	40.0	-	-	-	271.2
Commodity	Swaps	403.3	4.2	-	-	-	407.5
Operational hedge		3,934.5	74.3	-	-	-	4,008.8
Foreign currency	Futures contracts	(1,003.8)	0.4	-	-	-	(1,003.4)
Foreign currency	Swaps	833.1	-	833.1	-	-	1,666.2
Foreign currency	Non Deliverable Forwards	775.6	559.9	-	-	-	1,335.5
Interest rates	Futures contracts	444.9	(772.3)	(999.7)	(201.6)	(187.4)	(1,716.2)
Interest rates	Swaps	(279.7)	166.1	-	-	300.0	186.4
Financial hedge		770.0	(45.9)	(166.6)	(201.6)	112.6	468.5
Foreign currency	Futures contracts	24.5	-	-	-	-	24.5
Foreign currency	Swaps / Non Deliverable Forwards	(1,193.0)	-	-	-	-	(1,193.0)
Fiscal hedge		(1,168.5)	-	-	-	-	(1,168.5)
Foreign currency	Futures contracts	(615.3)	-	-	-	-	(615.3)
Investment hedge		(615.3)	-	-	-	-	(615.3)
Total Derivatives		2,920.8	28.4	(166.6)	(201.6)	112.6	2,693.5

Sensitivity analysis

The Company has identified its main risk factors that may generate losses in its operations from derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on 3 (three) scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2010.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2010.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2010.

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Futures contracts	Dollar decrease	(23.3)	(29.1)	(34.9)	266.4
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	4.6	3.5	2.3	69.6
Foreign currency	Deliverable Forwards	Euro and Dollar decrease	(13.6)	(17.0)	(20.4)	53.2
Commodity	Futures contracts	Commodities decrease	117.3	88.0	58.7	37.8
Commodity	Swaps	Commodities decrease	50.9	38.2	25.5	57.4
Operational hedge			-	-	-	-
Foreign currency	Futures contracts	Dollar increase	2.7	2.0	1.4	121.1
Foreign currency	Swaps	Dollar decrease	(395.7)	(500.7)	(600.9)	201.1
Foreign currency	Non Deliverable Forwards	Euro and Dollar decrease	511.1	389.7	259.8	154.7
Interest rates	Futures contracts	Increase in tax interest	(14.7)	(18.4)	(22.1)	49.0
Interest rates	Swaps	Increase in tax interest	28.4	21.3	14.2	0.9
Financial hedge			-	-	-	-
Foreign currency	Futures contracts	Dollar decrease	(0.8)	2.9	1.9	3.0
Foreign currency	Swaps / Non Deliverable Forwards	Dollar decrease	20.1	8.9	5.9	144.0
Fiscal hedge			-	-	-	-
Foreign currency	Futures contracts	Dollar decrease	7.8	5.9	3.9	74.3

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Euro and Dollar decrease	762.5	950.8	1,139.2
Input purchases		(762.5)	(950.8)	(1,139.2)
Commodities hedge	Decrease on commodities price	168.2	126.2	84.1
Input purchases		(168.2)	(126.2)	(84.1)
Foreign exchange hedge	Euro and Dollar decrease	(794.8)	(993.4)	(1,192.1)
Capex purchase		794.8	993.4	1,192.1
Operational hedge		136.0	83.6	31.1
Operational purchase		(136.0)	(83.6)	(31.1)
Net effect		-	-	-

Foreign exchange hedge	Forign currency increase	118.0	109.3	336.7
Ned debt		(118.0)	(109.3)	(336.7)
Interest rate hedge	Increase in interest rate	13.7	2.9	7.9
Interest expense		(13.7)	(2.9)	(7.9)
Financial hedge		131.7	112.2	344.6
Net debit and interest		(131.7)	(112.2)	(344.6)
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	19.4	14.1	8.9
Fiscal expense		(19.4)	(14.1)	(8.9)
Fiscal hedge		19.4	14.1	8.9
Fiscal expense		(19.4)	(14.1)	(8.9)
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	7.8	5.9	3.9
Fiscal expense		(7.8)	(5.9)	(3.9)

Investment hedge		7.8	5.9	3.9
Fiscal expense		(7.8)	(5.9)	(3.9)
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2010 the Company had an amount of R$218.6 in financial investments or cash investments available on demand, classified as cash and cash equivalents (R$78.9 on December 31, 2009).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange variations, based on closing indexes for each period. Additionally, the Bonds issued by Ambev and maturing in 2011, 2013 and 2017 are designated as items subject to fair value hedge. As such, variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income and social contribution taxes, of R$(266.5) on December 31, 2010 (gain of R$144.1 on December 31, 2009 and losses of R$ (268.8)) on December 31, 2008, as presented below:

			2010			2009			2008
Financial Liabilities	Book	Market	Diference	Book	Market	Diference	Book	Market	Diference

Working capital R$ (Labatt)	1,189.6	1,300.9	(111.3)	1,118.2	917.9	270.4	1,186.0	1,381.1	(195.1)
Senior Notes - BRI (ii)							169.9	175.9	(6.0)
Syndicated facilitiy (CAD)	300.8	300.8	-	709.7	709.7	-	-	-	-
TBS (CAD) (i)	157.9	168.2	(10.3)	156.7	156.6	-	-	-	-
International financing (other currencies)	453.9	453.9	-	760.7	760.7	-	2,213.8	2,213.8	-
Proomissory Notes							1,500.0	1,500.0	-
Agro-industrial credit	100.0	100.0	-	185.0	185.0	-	450.0	450.0	-
BNDES/CCB	1,130.1	1,130.1	-	583.4	583.4	-	278.2	278.2	-
Bond 2011	884.3	894.6	(10.4)	998.3	1,010.8	(12.5)	1,304.6	1,318.5	(13.9)
Bond 2013	886.7	980.6	(93.9)	939.8	1,009.9	(70.1)	1,234.0	1,342.4	(108.4)
Bond 2017	284.8	300.7	(15.9)	268.3	294.4	(26.1)	217.3	217.3	-
Debentures	1,247.5	1,272.2	(24.7)	1,247.1	1,264.8	(17.7)	2,065.1	2,010.5	54.6
Taxes incentives	120.8	120.8	-	202.0	202.0	-	-	-	-
Finance leasing	14.1	14.1	-	21.9	21.9	-	39.0	39.0	-
	6,770.4	7,036.9	(266.5)	7,261.2	7,117.2	144.1	10,657.8	10,926.7	(268.8)

(i)The Beer Store’s debt in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of December 31, 2010, being approximately 107.36% of the face value for Bond 2011, 117.68% for Bond 2013, 100.23% for Bond 2017 and 101.98% for Debentures 2012 (116.11% for Bond 2011, 116.00% for Bond 2013, 98.14% for Bond 2017 and 99.33% for Debentures 2012, at December 31, 2009).

Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements.  When analyzing Ambev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

29. OPERATING LEASES

Operating leases mature as follows:

	2010	2009	2008
Less than 1 year	31.4	43.8	48.6
Between 1 and 5 years	132.0	130.3	133.5
More than 5 years	79.0	93.7	57.6
	242.4	267.8	239.7

In 2010, the operating lease expense in the income statement amounted to R$37.6 (R$46.5 and R$53.9 in 2009 and 2008, respectively).

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

30. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2010	2009	2008
Collateral given for own liabilities	769.0	574.7	731.3
Other commitments	381.3	181.9	128.2
	1,150.3	756.6	859.5

Commitments with suppliers	13,670.0	3,634.8	3,080.6

Ambev International Finance Company issued R$300.0 of 9.5% notes due 2017, that were registered with the U.S. Securities and Exchange Commission. The separate financial statements of Ambev International Finance Company are not provided, in reliance on Rule 3-10 of Regulation S-X.  The issuer Ambev International Finance Company is a 100%-owned finance subsidiary of Ambev (the parent company), and Ambev has fully and unconditionally guaranteed the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

The collateral  provided for liabilities totaled R$1,150.3 at December 31, 2010 including R$550.4 of cash guarantees. The cash deposits for guarantees are presented as part of Other receivables –(Note 19). To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained at December 31, 2010, R$218.6 in highly liquid financial investments or in cash (Note 28).

On December 31, 2010, its commitments to suppliers totaled R$ 13,670.0. The significant increase is due to commitments with suppliers of packaging. The amount of such commitments at December 31, 2010 is R$ 11,700.0.

Future contractual commitments at December 31 are as follows:

	2010	2009	2008
Less than 1 year	3,714.3	1,996.9	1,692.4
Between 1 and 2 years	2,090.7	468.9	397.4
More than 2 years	7,865.1	1,169.0	990.8
	13,670.1	3,634.8	3,080.6

31. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 27).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimate amounts of loss are as follows:

	2010	2009	2008
PIS and COFINS	278.8	261.0	299.9
ICMS and IPI	2,027.4	1,697.8	1,325.3
IRPJ and CSLL	3,759.8	3,246.6	3.083.4
Labor	136.3	125.8	64.8
Civil	269.3	258.3	258.7
Others	699.3	685.3	322.5
	7,170.8	6,274.7	5,354.6

Lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Profits generated abroad

Certain subsidiaries of Ambev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil.  In 2005 and 2008, Ambev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect.  These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.0 billion Brazilian real (1.8 billion US dollar) including interest and penalties. Ambev disputes the validity of these tax assessments and intends to vigorously defend its case.  No provision has been recorded related to these tax assessments.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments by Brazilian Tax authorities, which has aim of the recovering of certain tax credits arising from alleged non-compliance with the Brazilian tax regulation when taking full advantage of accumulated tax losses by companies in its final year of existence, due to the merger.

Based on our legal advisors’ analysis, we understand that this is a contingency with risk of possible loss (but not probable).We estimate the possible exposure to losses on these assessments is approximately R$372.3 at December 31, 2010.

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$212.1), in addition to legal fees and charges. If the Company loses all these lawsuits, the issuance of 27,684,596 preferred shares and 6,881,719 common shares would be necessary, with the Company receiving funds substantially lower than the current market value of its shares.

Based on our legal advisors’ analysis, we understand that this is a contingency with risk of possible loss (but not probable).

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other loyalty programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352.7.

Ambev believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. Ambev has already provided a letter of guarantee for this purpose.

Based on advice from legal counsel, management believes the likelihood of loss is possible and therefore has not recorded a provision. We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravene competition rules and regulations.

Suit against Brazilian Beer Industry

On October 28, 2008, federal prosecutors filed an action for indemnity against Ambev and two other companies in the beverage industry, claiming damages totaling approximately R$2.8 billion (of which about R$2.1 billion is claimed from Ambev). The prosecutors allege that: (i) alcohol causes serious harm to individual and public health, and beer is the alcoholic drink most consumed in Brazil, (ii) the defendants have an approximately 90% share in the Brazilian beer market, and make significant investments in advertising, and (iii) advertising campaigns not only increase the market share of the defendants, but also the total alcohol consumption and, consequently, the damage to society. Ambev believes that the action lacks merits and intends to vigorously defend it. Shortly after the filing of such action, an association of consumer protection requested their inclusion in the case. After the admission of a non-governmental organization as a co-author of the action, the total amount claimed by authors rose to R$5.6 billion, being R$4.2 billion related to Ambev. The Company believes that the actions and lack of origin is defending itself vigorously in this action.

Contingent assets

At December 31, 2010, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

32. RELATED PARTIES

The Company is controlled by Interbrew International B.V. (incorporated in Belgium), Ambrew S/A (incorporated in Luxembourg) and Fundação Zerrener, which owns 71% of the Companies'shares. The remaining 29% of the shares are widely held.

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required it bylaws. Under the Company´s bylaws the Board of Directors is responsible to approve any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company shall advise the Board of Directors of the Company in matters related to transactions with related parties as defined in IAS 24.

Management is prohibited from intervening in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member in such case, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties.  These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to the Stock Option Plan, as mentioned in Note 25.

The total expenses with the Company’s Management members in key functions are as follows:

(Expressed in millions of Brazilian Reais)
	2010	2009	2008
Short-term benefits (i)	33.3	41.6	16.0
Share-based payments (ii)	29.7	25.8	10.4
Total Key Management Remuneration	63.0	67.4	26.4

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to Management.

These amounts exclude remuneration paid to members of the Fiscal Council

Before January 1, 2003, Ambev had deferred payment stock purchase plans. Such an option, however, has been removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Excluding the abovementioned plan, Ambev neither has any type of transaction with the Management members nor pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2010 held  16.91% of the voting rights and 9.519% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2010, 2009 and 2008, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by the plans assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrener (Formely “Fundação Antonio e Helena Zerrener”) in providing these benefits mentioned totaled R$123.7 in the year ended December 31, 2010 (R$107.7 and R$93.3 - December 31, 2009 and 2008, respectively), of which R$105.8 (R$91.0 and R$81.0 - December 31, 2009 and 2008) related to active employees and R$17.9 (R$16.6 and R$12.3 - December 31, 2009 and 2008, respectively) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, is to be used to increase capital for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. Pursuant to the agreement, starting in 2006, the reserve has been used to increase capital. The balance of the special goodwill reserve at December 31, 2010 was R$1,496.0 (R$2,031.3 at December 31, 2009) and it may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrener, for R$64.8 for ten years, maturing in, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$ 6.4 maturing in January 2013.

e) Labatt Brands

In 2009 the Company announced that KPS Capital Partners LP had become the exclusive licensee of Labatt family beers (Note 8). As consequence of this licensing agreement, the Company recognized a gain of R$ 239.4.

f) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through Labatt Canada and Cervepar (Note 1), to produce, bottle, sell and distribute Budweiser products in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license A-B InBev in Brazil, Argentina e Canada. The amount recorded was R$ 2.0 (R$2.3 in 2009) and R$169.1 (R$168.9 in 2009) as licensing income and expense, respectively.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.). The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

(Expressed in millions of Brazilian Reais)	2010	2009	2008
Non-current assets	188.2	131.7	157.1
Current assets	102.2	95.2	130.7
Non-current liabilities	164.9	198.6	187.4
Current liabilities	334.7	160.1	123.9
Result from operations	22.0	16.3	13.0
Income attributable to shareholders	1.9	23.6	1.6

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in millions of Brazilian Reais)	2010	2009	2008

Net sales	11.2	11.1	10.5
Current liabilities	14.5	65.5	30.3

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

33. EVENTS AFTER THE BALANCE SHEET DATE

a) Dividend and interest on equity

On February 28, 2011, the Company approved the distribution of (i) dividends, to be deducted from the reserve and attributed to the minimum mandatory dividends for 2010, at R$ 0.56 per Common share and R$ 0.61 per Preferred share, without withholding income tax, pursuant to applicable law.

The payments were made on March 22, 2011 (conditioned to approval of the Annual General Meeting which will approve the 2010 financial statements).  The record date was March 3, 2011 for BM&FBOVESPA shareholders and March 8, 2011 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from March 4, 2011.

34. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 46.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del Libertador 498, 26º andar - Buenos Aires	99,7%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 e Rua Chuquisaca - La Paz	85,6%

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua Dr. Renato Paes de Barros, 1017, 4º andar, cj. 44 e 42 - Itaim Bibi, São Paulo.	Consolidating Company

AMBEV BRASIL BEBIDAS LTDA. - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna - São Paulo	100,0%

AROSUCO AROMAS E SUCOS LTDA. - Avenida Buriti, 5.385 Distrito Industrial - Manaus - AM	100,0%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A. - Avenida Antarctica, 1.891 Fazenda Santa Úrsula - Jaguariúna – São Paulo	100,0%

FRATELLI VITA BEBIDAS S.A. - Estrada do Engenho D'Água nº 199-Fundos Jacarepaguá – Rio de Janeiro	99,5%

TAURUS INVESTMENTS SPC - Queensgate House, South Church Street, P.O. Box 1234 George Town Grand Cayman Cayman Islands	100,0%

Canada
LABATT BREWING COMPANY LIMITED - 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100,0%

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A. - Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo	100,0%

Ecuador
Companhia Cervecera AMBEV ECUADOR S.A. - Km 14,5 - Vía Dauley, Av. Las Iguanas - Guayaquil	100,0%

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA - 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício Mariposa, nível 4 - 01012 - Zacapa	50,0%

Paraguay
CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	87,4%

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C. - Av. República de Panamá, 3659 San Isidro - Lima 41 - Lima	100,0%

Uruguay
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 - 11800 - Payssandu	97,6%

Denmark
LABATT HOLDING A/S - Holbergsgade 14, 2. tv.; DK-1057 Copenhagen K.	100,0%

Spain
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Canary Islands	100,0%

Uruguay
MONTHIERS SOCIEDAD ANÓNIMA - Juncal 1327, ap. 2201 - Montevideo	97,6%

***

ITEM 18.       FINANCIAL STATEMENTS

See “Item 17.— Financial Statements.”

ITEM 19        EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - Ambev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by Ambev on December 20, 2010)

1.2	Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by Ambev on May 20, 2004).

2.1	Indenture dated December 19, 2001 between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on August 29, 2002).

2.2	Form of Note (contained in Exhibit 2.1).

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

3.1

Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev dated as of March 2, 2004 among Fundação Zerrener, Braco, ECAP, Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.2	Incorporação Agreement dated March 3, 2004 (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.3

Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002 among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to Ambev, filed by Fundação Zerrener, Braco and ECAP on November 29, 2002).

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

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - Ambev.

11.1	Code of Business Conduct (English-language version) (formerly Code of Ethics) dated December 11, 2006 (incorporated by reference to Exhibit 11.1 to Form 20-F filed by the Company on July 09, 2007).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16F	Auditors’ Letter Regarding Change in Auditor (incorporated by reference to Exhibit 16F to Form 20-F/A filed by the company on October 12, 2010)

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

Date: April 12, 2011