Form 20-F
period 2011-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2012-04-13
CIK 1113172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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
04530-000 São Paulo, SP, Brazil
(Address of principal executive offices)
Nelson José Jamel, Chief Financial and Investor Relations Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 4º andar, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1508
e-mail: nelson.jamel@ambev.com.br

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
1,751,135,331 Common Shares 1,366,662,354 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A
Item 17 Item 18
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

CURRENCY TRANSLATION

In this annual report, references to “Real”, “Reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “U.S.$” are to the legal currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.  We have translated some of the Brazilian currency amounts contained in this annual report into U.S. dollars.  We have also translated some amounts from U.S. dollars and Canadian dollars into Reais.  All financial information relating to us that is presented in U.S. dollars in this annual report has been translated from Reais  at the period-end exchange rate or average exchange rate prevailing during the period, as published by the Central Bank of Brazil (“Central Bank”), unless the context otherwise requires.  The exchange rate on December 31, 2011, was R$1.88 to U.S.$1.00, as published by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of the readers of this annual report and should not be construed as implying that the Brazilian currency amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any rate.  See “Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of Reais  into U.S. dollars.

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report.  We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.

This annual report includes such statements as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “may” or similar expressions that are forward‑looking statements.  These statements are subject to certain risks and uncertainties.  Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below.  See also “Item 3.  Key Information—D. Risk Factors” for further discussion of risks and uncertainties that could impact our business.

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

▪         technological changes;

▪         our success in managing the risks involved in the foregoing;

▪         Governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

▪         the declaration or payment of dividends; and

▪         the utilization of Ambev’s subsidiaries’ income tax loss carry forwards.

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

We caution that the forward-looking statements in this Form 20‑F are further qualified by the risk factors disclosed in “Item 3.  Key Information—D. Risk Factors” that could cause actual results to differ materially from those in the forward-looking statements.  Subject to our obligations under Brazilian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.

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

The tables below represent the selected consolidated income statement and balance sheet data for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, that were prepared under IFRS.

Selected Income Statement Data

	Year ended December 31,
	2011	2010	2009	2008	2007
	(R$ in millions)
Consolidated Income Statement (IFRS)
Net sales	27,126.7	25,233.3	23,194.0	20,713.2	19,579.5
Cost of sales	(8,793.3)	(8,449.0)	(7,731.9)	(7,217.6)	(6,599.2)
Gross profit	18,333.4	16,784.3	15,462.1	13,495.5	12,980.4
Sales and marketing expenses	(6,251.0)	(6,038.5)	(5,542.0)	(4,956.3)	(4,609.1)
Administrative expenses(1)	(1,180.6)	(1,197.0)	(1,478.1)	(1,037.0)	(1,012.9)
Other operating income/(expense)	784.5	624.9	539.3	383.5	306.8
Special items	23.1	(150.8)	196.6	(59.2)	72.5
Income from operations	11,709.4	10,022.9	9,177.9	7,826.5	7,737.8
Net finance expense	(468.1)	(319.4)	(982.1)	(1,190.8)	(1,163.1)
Income tax expense	(2,522.0)	(2,084.5)	(2,208.1)	(1,447.2)	(1,510.1)
Share of results of associates	0.5	0.2	0.7	2.3	4.2
Net Income	8,719.8	7,619.2	5,988.4	5,190.9	5,068.8
Attributable to:
Equity holders of Ambev	8,641.0	7,561.4	5,986.1	5,119.1	5,003.4
Non-controlling shareholders	78.8	57.8	2.3	71.8	65.4

	Year ended December 31,
	2011	2010	2009 (restated) (*)	2008 (restated) (*)	2007 (restated) (*)
		(In R$ except number of shares)
Earnings per share and per ADS(3)
- Basic
Common shares	2.66	2.34	1.86	1.60	1.54
Preferred shares	2.93	2.58	2.05	1.75	1.69
- Diluted
Common shares	2.65	2.33	1.86	1.60	1.53
Preferred shares	2.91	2.57	2.05	1.76	1.69
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2)
- Basic
Common shares	1.62	1.50	1.11	0.87	0.63
Preferred shares	1.79	1.65	1.22	0.96	0.69
- Diluted
Common shares	1.62	1.50	1.11	0.87	0.63
Preferred shares	1.79	1.65	1.22	0.96	0.69
Weighted average number of shares (thousands)
- Basic
Common shares	1,747,588	1,737,238	1,730,780	1,724,230	1,722,225
Preferred shares	1,363,790	1,355,258	1,346,700	1,344,650	1,397,075
- Diluted
Common shares	1,747,588	1,737,236	1,731,055	1,724,530	1,722,880
Preferred shares	1,376,380	1,365,231	1,351,005	1,346,870	1,401,105

(*)           On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital.  Each ADR will continue to be represented by one common or preferred share, as the case may be.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Selected Consolidated Balance Sheet Data

As at December 31,
2011	2010	2009	2008	2007
(R$ in millions)

Consolidated Balance Sheet (IFRS)
Property, plant and equipment	9,265.2	7,032.3	6,595.1	7,304.6	6,047.5
Goodwill	17,454.0	17,441.8	17,527.5	17,912.4	17,180.6
Intangible assets	1,763.0	1,823.2	1,932.6	2,492.9	2,042.6
Deferred tax assets	1,447.1	2,021.6	2,651.2	1,817.8	1,841.4
Total non-current assets	31,459.9	29,767.3	29,797.8	32,519.6	30,202.7
Cash and cash equivalents	8,076.2	5,909.3	4,042.9	3,298.9	2,308.2
Total current assets	14,679.5	12,910.9	10,303.1	9,293.3	7,477.7
Total assets	46,139.4	42,678.2	40,101.0	41,813.0	37,680.4
Shareholders’ equity	25,611.3	24,361.9	22,017.4	20,787.5	18,120.0
Non-controlling interests	217.5	203.0	278.7	224.1	506.7
Long-term loans and borrowings	1,890.2	4,164.2	6,460.2	7,069.6	7,530.3
Employee benefits	1,603.0	966.2	767.9	784.3	814.1
Deferred tax liabilities	734.5	548.7	502.2	821.2	697.2
Provisions	478.4	536.1	919.3	962.9	950.1
Total non-current liabilities	5,902.7	7,558.6	9,313.2	10,264.3	10,657.3
Short-term loans and borrowings	2,212.1	2,606.2	801.1	3,588.2	2,270.5
Provisions	101.6	103.0	96.2	101.8	83.2
Total current liabilities	14,407.9	10,554.7	8,491.7	10,537.1	8,396.4
Total equity and liabilities	46,139.4	42,678.2	40,101.0	41,813.0	37,680.4

Other Data

	As at and for the year ended December 31,
	(R$ in millions, except for operating data)
	2011	2010	2009	2008	2007
	IFRS
Other Financial Information:
Net working capital (4)	271.6	2,356.2	1,811.4	(1,243.8)	(918.7)
Cash dividends and interest on shareholders’ equity paid...	5,475.4	5,030.8	3,560.5	2,801.8	2,053.8
Depreciation and amortization (5)	1,454.7	1,567.2	1,376.5	1,290.7	1,084.9
Capital expenditures (6)	3,140.0	2,169.8	1,306.2	1,782.0	1,497.4
Operating cash flows - generated (7)	12,606.8	10,062.9	8,697.1	7,032.6	7,209.0
Investing cash flows - used (7)	(2,203.4)	(3,174.3)	(1,551.8)	(2,214.1)	(2,146.8)
Financing cash flows - used (7)	(8,652.0)	(4,861.6)	(5,929.0)	(4,005.7)	(4,246.5)
Other Operating Data:
Total production capacity - Beer – million hl (8)	176.5	163.3	156.7	156.9	165.6
Total production capacity – CSD & NANC – million hl (8)	86.2	83.7	79.9	78.9	94.1
Total beer volume sold – million hl (9)	118.7	119.2	110.7	105.0	103.0
Total CSD & NANC volume sold - millions hl (9)	46.3	46.0	44.0	41.9	39.9
Number of employees (10)	46,503	44,924	40,787	39,301	36,305

Footnotes to selected financial information

(1)           General and administrative expenses include director’s fees.

(2)           The dividend and interest on shareholders’ equity per share was calculated based on the amount paid in the year and net of withholding tax.

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

Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of Ambev considers relevant, including the earnings and the financial condition of Ambev.  Ambev’s bylaws provide for a mandatory dividend of 35% of its adjusted annual net income, if any, as determined under Brazilian GAAP in the parent company financial statements.  Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders, referred to as interest on shareholders’ equity, and treat such payments as an expense for Brazilian income and social contribution tax purposes.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recognized in income.  The mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject (including ADSs) to Brazilian withholding income tax, whereas no such payment is required in connection with dividends paid.  For further information on this matter see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

Ambev - Dividends and Interest on shareholders’ equity

The following table shows the cash dividends paid by Ambev to its preferred and common shareholders since the first half of 2007 in Reais  and in U.S. dollars (translated from Reais  at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  See “Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”.  See “Information on the Company—History and Development of the Company”.  Last dividends distributed related to the fiscal year of 2011 were paid on April 10, 2012.

Earnings generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date (1)(2)

First half 2007	March 31, 2007	0.15	(preferred)	0.07
		0.13	(common)	0.06
	June 29, 2007	0.06	(preferred)	0.03
		0.06	(common)	0.03
Second half 2007	October 10, 2007	0.32	(preferred)	0.18
		0.29	(common)	0.16
	December 31, 2007	0.09	(preferred)	0.05
		0.08	(common)	0.05
First half 2008	April 28, 2008	0.37	(preferred)	0.22
		0.33	(common)	0.20
	July 31, 2008	0.33	(preferred)	0.21
		0.30	(common)	0.19
Second half 2008	October 13, 2008	0.28	(preferred)	0.13
		0.25	(common)	0.12
First half 2009	January 30, 2009	0.07	(preferred)	0.03
		0.07	(common)	0.03
	May 29, 2009	0.08	(preferred)	0.04
		0.07	(common)	0.04
	July 31, 2009	0.24	(preferred)	0.13
		0.22	(common)	0.12
Second half 2009	October 2, 2009	0.33	(preferred)	0.19
		0.30	(common)	0.17
	December 18, 2009	0.43	(preferred)	0.24
		0.39	(common)	0.22
First half 2010	April 1, 2010	0.33	(preferred)	0.18
		0.30	(common)	0.17
Second half 2010	October 14, 2010	0.65	(preferred)	0.39
		0.59	(common)	0.36
	December 15, 2010	0.67	(preferred)	0.39
		0.61	(common)	0.36
First half 2011	March 22, 2011	0.62	(preferred)	0.37
		0.56	(common)	0.34
Second half 2011	August 5, 2011	0.39	(preferred)	0.24
		0.35	(common)	0.22
	November 18, 2011	0.78	(preferred)	0.44
		0.71	(common)	0.40
First half 2012	April 10, 2012	0.83	(preferred)	0.45
		0.75	(common)	0.41

(1)           The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax.  The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders.  The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split.  See “Item 7.  Major Shareholders and related party transaction —A. Major Shareholders”

(2)           Translated to U.S. dollars at the exchange rate in effect at the date of payment.

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

Resolution No. 3,265 by the Conselho Monetário Nacional (National Monetary Council), or CMN, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005.  All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank of Brazil (“Central Bank”).  Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real may depreciate or appreciate against the U.S. dollar substantially in the future.  See “Item 3D. —Risk Factors—Risks Relating to Brazil.”

The following table sets forth the selling exchange rate, expressed in Reais  per U.S. dollar, for the periods indicated.

	Exchange Rates of Reais per U.S.$1.00
	2011	2010	2009	2008	2007
Low	1.5345	1.6554	1.7024	1.5593	1.7325
High	1.9016	1.8811	2.4218	2.5004	2.1556
Average(1)	1.6746	1.7593	1.9935	1.8375	1.9483
Period End	1.8758	1.6662	1.7412	2.3370	1.7713

Source : Central Bank

(1)           Represents the daily average of the exchange rates during the relevant period.

	Monthly Exchange Rates of Reais per U.S.$1.00
	2012
	March	February	January
Low	1.7152	1.7024	1.7389
High	1.8334	1.7376	1.8683

Source : Central Bank

We pay cash dividends and make other cash distributions in Reais.  Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs.  Fluctuations in the exchange rate between the Real  and the U.S. dollar may also affect the U.S. dollar equivalent of Real  price of our shares on the Brazilian Stock Exchange (“BM&FBOVESPA”).  For further information on this matter see “Risk Factors—Risks Relating to Our Shares.”

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

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian internal revenue service (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 1,183 of August 19, 2011, as amended and Regulatory Instruction No. 1,054 of June 10, 2010, as amended.

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

B.            Capitalization and indebtedness

Not applicable.

C.            Reasons for the offer and use of proceeds

Not applicable.

D.            Risk Factors

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

Risks Relating To Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 5.2% in 2007, 6.5% in 2008, 4.1% in 2009, 6.5% in 2010 and 6.1% in 2011.  Brazil may experience high levels of inflation in the future.  There can be no assurance that recent lower levels of inflation will continue.  Future governmental actions, including actions to adjust the value of the Real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.  For example, the Real/U.S. dollar exchange rate depreciated from R$2.3204 per U.S.$1.00 at December 31, 2001 to R$3.5333 at December 31, 2002.  The exchange rate reached R$3.9552 per U.S.$1.00 in October 2002.  From 2002 through late 2008 the Real  appreciated against the U.S. dollar.

During 2008, as a result of financial market volatility, the Real depreciated by 24.2%, resulting in an exchange rate of R$2.3370 per U.S.$1.00 as of December 31, 2008.  In 2009, the Real  appreciated by 34.2%, resulting in an exchange rate of R$1.7412 per U.S.$1.00 as of December 31, 2009.  In 2010, the Real appreciated by 4.5% resulting in an exchange rate of R$1.6662 per U.S. $1.00 as of December 31, 2010.  In 2011, the Real depreciated by 12.5% resulting in an exchange rate of R$1.8758 per U.S. $1.00 as of December 31, 2011.

Devaluation of the Real  relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand.  On the other hand, further appreciation of the Real  against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth.  The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the Real  is uncertain.  In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

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

Volatility in commodities prices may adversely affect our financial performance

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2011.  An increase in commodities prices directly affects our operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible at all times in the future.

Commodity	High Price	Low Price	Avg. 2011	Fluctuation
Aluminum (U.S.$/Ton)	2,846.50 U.S.$/Ton	2,029.00 U.S.$/Ton	2,482.15 U.S.$/Ton	40.29%
Sugar (Cents/Pounds)	26.75 Cents/Pounds	21.23 Cents/Pounds	23.85 Cents/Pounds	26.00%
Corn (R$/Bag)	31.73 R$/Bag	23.80 R$/Bag	27.39 R$/Bag	33.32%
Wheat (Cents/Bushel)	982.75 Cents/Bushel	632.75 Cents/Bushel	809.93 Cents/Bushel	55.31%
PET (U.S.$/Ton)	1,884.00 U.S.$/Ton	1,454.00 U.S.$/Ton	1,656.42 U.S.$/Ton	29.57%

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability

Increases in Brazil’s already high levels of taxation could adversely affect our profitability.  Increases in taxes on beverage products usually result in higher beverage prices for consumers.  Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales.  Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production.  We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.  In November 2008, the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados (the Brazilian federal excise tax (“IPI”)) and the PIS/COFINS (Brazilian social contribution sales taxes).  Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers.  The new system establishes that higher priced brands pay higher taxes per hectoliter than lower priced ones.  The increase in Ambev’s IPI and PIS/COFINS tax burden is dependent on Ambev’s price, packaging and brand mix.  No assurance can be given that the Brazilian government will not consider further tax increases in the future.

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

Latin America South operations are subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates

We own 100% of the total share capital of Quilmes International (Bermuda) Ltd. (“QIB”), the net revenues from which in 2011 corresponded to 16.5% of Ambev’s consolidated results.  QIB is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, QIB’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.  For example, Argentina has recently experienced political and economic instability.  Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the financial crisis.  A widespread recession followed in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation, which have led to a reduction of disposable income and of real wages and resulted in changes in consumer behavior across all class sectors of the Argentine population.  Argentina began to stabilize in 2003, and since 2004 generally has continued to show signs of stability.  The real GDP growth was 9.7% in 2010 and 6.6% in 2011 and the unemployment rate reached 7.3% in 2011, compared to 7.7% in 2010.

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

Our results of operations are affected by fluctuations in exchange rates

We have historically reported our consolidated results in Brazilian Reais.  In 2011, we derived approximately 31.4% of our net revenues from operating companies that have functional currencies that are not Brazilian Reais  (that is, in most cases, the local currency of the respective operating company).  Consequently, any change in exchange rates between our operating companies’ functional currencies and the Brazilian Reais  will affect our consolidated income statement and balance sheet.  Decreases in the value of our operating companies’ functional currencies against the Brazilian Reais  will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 31.4% (R$8,509.8 million) of our total net revenues of R$27,126.7 million in 2011 came from our foreign subsidiaries.  In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

We are exposed to the risk of litigation

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Financial Information—Consolidated Financial Statements and other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of December 31, 2011, and 2010 for a description of certain material contingencies of the Company.

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

Our controlling shareholders are able to determine the outcome of many corporate actions without the approval of non-controlling shareholders

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“A-B InBev”) and Fundação Zerrenner (“Fundação Zerrenner”), together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares) as of December 31, 2011.

A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock (excluding treasury shares) as of December 31, 2011.  A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev shareholders’ agreement with Fundação Zerrenner and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders.  For further information on these matters see “Information on the Company—InBev-Ambev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

The controlling shareholders are able to elect the majority of the members of Ambev’s Board of Directors and Fiscal Council, and generally determine the outcome of other actions requiring the approval of Ambev’s shareholders.  Under Brazilian Corporate Law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

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

If you exchange the Ambev ADSs for Ambev shares, you risk losing some foreign currency remittance and Brazilian tax advantages

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon (as depositary) has in Brazil, which permits The Bank of New York Mellon to convert dividends and other distributions with respect to the Ambev shares into foreign currency and remit the proceeds abroad.  If you exchange your Ambev ADSs for Ambev shares, you will be entitled to rely on The Bank of New York Mellon’s foreign capital registration for only five business days from the date of exchange.  After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration.  In addition, gains with respect to Ambev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689.  For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “Key Information—Exchange Rate Information—Exchange Controls”.  For a more complete description of Brazilian tax regulations, see “Additional Information—Taxation—Brazilian Tax Considerations”.

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

As a “foreign private issuer” in the United States, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC

As a “foreign private issuer”, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

ITEM 4.                INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1414, e-mail: ir@ambev.com.br.

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

In 1997, Brahma acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil and in 1999, obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil.  In October 2000, Ambev entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil.  In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade.  Our PepsiCo franchise agreement for Brazil expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.  In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

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

Antarctica was controlled by Fundação Zerrenner, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place.  The remaining shares of Antarctica were publicly held.

The creation of Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000.  The combination first resulted in Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and Fundação Zerrenner each owned, respectively, 76% and 24% of Ambev’s voting shares.  Subsequently both Antarctica’s (September 1999) and Brahma’s (September 2000) minority shareholders exchanged their shares in Antarctica and Brahma for Ambev shares, causing both companies to become wholly-owned subsidiaries of Ambev.

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

On October 20, 2011, Ambev, through its subsidiary Labatt Holding A/S, being the holder of more than 95% of the issued shares of QIB (post-liquidation of Quinsa, which occurred through an offshore restructuring in 2010), exercised its right under Bermuda law and acquired the totality of the shares held by the remaining minority shareholders of QIB. whereby Ambev, as of October 20, 2011, increased its equity interest in QIB to 100% of issued shares.

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

Ambev

Upon closing the InBev-Ambev transactions, InBev became the owner of approximately 68% of Ambev’s voting shares, Fundação Zerrenner retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to Brazilian Corporate Law, the entity then denominated InBev was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of Ambev.  The MTO was completed in March 2005, and InBev (as it was then denominated) increased its stake in Ambev to approximately an 81% voting interest and a 56% economic interest.  Fundação Zerrenner did not tender its Ambev shares in the MTO.

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

Acquisition of Bebidas y Aguas Gaseosas Occidente S.R.L.

In March 2009, the subsidiary Quilmes Industrial Société Anonyme (“Quinsa”) acquired from SAB Miller plc 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., the exclusive bottler of Pepsi in Bolivia.

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

B.            Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates.  We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 13 countries across the Americas.  We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business units:

▪         Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our principal operating units:

An analysis of our net revenues by business unit is presented in the table below:

	Net Revenues (R$ millions) Year ended December 31,
	2011		2010		2009
Latin America North	19,132.4	70.5%	17,710.5	70.2%	15,414.2	66.5%
Brazil	18,616.9	68.6%	17,146.6	68.0%	14,632.1	63.1%
Beer Brazil	15,667.5	57.8%	14,279.3	56.6%	12,064.7	52.0%
CSD & NANC	2,949.4	10.9%	2,867.3	11.4%	2,567.4	11.1%
HILA-ex	515.5	1.9%	563.9	2.2%	782.1	3.4%
Latin America South	4,488.9	16.5%	3,857.2	15.3%	3,826.5	16.5%
Canada	3,505.4	12.9%	3,665.6	14.5%	3,953.3	17.0%

Ambev Consolidated	27,126.7	100.0%	25,233.3	100.0%	23,194.0	100.0%

Source : Ambev

An analysis of our sales volume by business unit is presented in the table below:

	Sales Volumes (‘000 hl) Year ended December 31,
	2011		2010		2009
Latin America North	120,339.9	72.9%	120,056.6	72.7%	109,796.1	71.0%
Brazil	113,960.5	69.0%	113,725.6	68.9%	103,397.8	66.8%
Beer Brazil	84,597.8	51.3%	84,475.6	51.2%	76,277.6	49.3%
CSD & NANC	29,362.7	17.8%	29,250.0	17.7%	27,120.3	17.5%
HILA-ex	6,379.4	3.9%	6,331.0	3.8%	6,398.2	4.1%
Latin America South	34,564.7	20.9%	33,854.3	20.5%	33,318.7	21.5%
Canada	10,139.3	6.1%	11,231.6	6.8%	11,607.5	7.5%

Ambev Consolidated (1)	165,043.9	100.0%	165,142.5	100.0%	154,722.3	100.0%

(1)           Totals may not add due to rounding.

Source : Ambev

Business Strategy

We aim to continuously create value for our stockholders.  The main components of our strategy are:

▪         Our people and culture;

▪         Top line growth;

▪         Building strong brands;

▪         Excellence in route to market;

▪         Permanent cost efficiency; and

▪         Financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success.  We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals.  In addition, we believe that we have created through our compensation program, which is based on both variable pay and stock ownership, financial incentives for high performance and results.  See “Directors, Senior Management and Employees—Compensation—Stock Ownership Plan”, and “Directors, Senior Management and Employees—Compensation—Profit Sharing Plan”.

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

Top Line Growth

We are constantly seeking sustainable growth of our net revenues, primarily through four different initiatives:

▪         Portfolio management: we constantly pursue increased sales of premium, higher-priced and more profitable products in our sales mix;

▪         Maximize share of consumer expenditure: we seek to maximize our share of the consumer’s expenditure in our products;

▪         Leadership: we are committed to maintaining and strengthening our leading position in the markets where we operate, as well as to evaluating opportunities to establish a presence in new markets across the Americas where we currently do not operate; and

▪         Increase per capita consumption: based on proprietary research focused on consumer behavior and occasions of consumption, we aim to increase per capita consumption in the markets where we operate.

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a guaranteed prerequisite to assure the sustainability of our business in the future.  Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring bonds.  We bring together tradition and modernity in our product portfolio, in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business.  For several years, increasing direct distribution in major cities while still strengthening our third-party distribution system has been one of our focuses.  In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (dedicated each to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands.

In addition, we are constantly seeking to improve our point of sale execution through new and creative measures.  One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption.  These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

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

Financial Discipline

Our focus is not only on volumes and our operational performance, but also on the disciplined management of our working capital and our cash flow generation.  Our objective is to maximize the return to our shareholders through a combination of interest on shareholders’ equity and dividends payments, and at the same time keep our investment plans and hold an adequate liquidity level to accommodate the seasonality of our business given our negative working capital and to cope with the volatile and uncertain financial market conditions.

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

	2011 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2011
Latin America North	24.2%	22.0%	24.6%	29.2%	100.0%
Brazil	24.1%	21.9%	24.6%	29.4%	100.0%
Beer Brazil	24.5%	21.8%	24.4%	29.3%	100.0%
CSD & NANC	23.0%	22.3%	25.2%	29.5%	100.0%
HILA-ex	25.1%	24.0%	24.6%	26.3%	100.0%
Latin America South	27.6%	19.5%	21.8%	31.1%	100.0%
Canada	21.1%	28.8%	27.7%	22.4%	100.0%

Ambev Consolidated	24.7%	21.9%	24.2%	29.2%	100.0%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2011, Brazil was the world’s third largest beer market in terms of volume, reaching 123 million hectoliters, according to our estimates.  Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600 milliliter glass bottles.  The second favored packaging presentation is the 350 milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of December 2011, according to our estimates, we had a 68.7% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma  and Antarctica.  Our closest competitors in Brazil were: Cervejaria Petrópolis S.A. with a 10.7% market share; Grupo Schincariol with a 10.3% market share; and Heineken, with an 8.7% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale.  Our distribution is structured under two separate branches, comprising (i) our network of exclusive third-party distributors, involving around 174 operations, and (ii) our proprietary direct distribution system, involving more than 75 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonics, energy drinks and ready-to-drink teas.  The CSD segment is the most significant to our business representing more than 90% of the profits of our CSD & NANC unit.

The leading CSD flavors in Brazil are (i) cola (about 55% of the market), (ii) guaraná, (iii) orange, and (iv) lime.  Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption.  The 350 milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers.  As of December 2011, according to our estimates, The Coca-Cola Company family of brands had a 60.3% market share in the Brazilian CSDs market, while we had a market share of 17.9%.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”.  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo.  Our CSD portfolio also includes such brands as Gatorade  in the isotonics market, H2OH!  in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion  in the energy drinks market.

Our CSD & NANC products are sold through the same distribution system used for beer.

Hila-Ex

Central America (including Guatemala, El Salvador and Nicaragua)

The Central American Beer Market

In El Salvador, the main packaging presentation is the returnable 1-liter glass bottle.  Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SAB Miller, which is the market leader.

In Guatemala, the main packaging presentations are the returnable, 12 oz. and 1-liter glass bottles.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader.  Cerveceria Centro Americana is a private company held by local investors.

In Nicaragua, the main packaging presentation is the returnable, 1-liter glass bottle.  Our main competitor in Nicaragua is the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all three of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Beats, Brahva Light, Extra & Budweiser brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio.  According to our estimates, the total annual sales volume of these beer markets was 3.1 million hectoliters in 2011.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the annual sales volume of the Dominican beer market was 4.1 million hectoliters in 2011.  The main packaging presentation is the returnable, 650 milliliter and 1 liter glass bottle, which is predominantly sold in small retail stores.  Currently, the market leader is Cerveceria Nacional Dominicana, which is owned by local investors and competes with our Brahma, Brahma Light, Brahma Ice, Stella Artois and  Budweiser brands.

We sell beer in the Dominican Republic through the same distribution system used in the CSD business.

The Dominican CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 3.8 million hectoliters in 2011.  The main packaging presentation is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores.  We share the leadership with The Coca-Cola Company, represented by Bepensa, the third player is Ajegroup which adopts a low price strategy.

Our main brands are Red Rock, Pepsi-Cola  and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo).  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

The Ecuadorian Beer Market

According to our estimates, the annual sales volume of the Ecuadorian beer market was 3.5 million hectoliters in 2011.  The main packaging presentation is the 600 milliliter returnable glass bottle, predominantly sold in small retail stores.  The market leader is SABMiller.

Our main brands in Ecuador are Brahma and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and third-party distributors around the country.

Peru

The Peruvian Beer Market

According to our estimates, the annual sales volume of the Peruvian beer market was 13.1 million hectoliters in 2011.  The main packaging presentation is the 630 milliliter returnable glass bottle, which is predominantly sold in small retail stores.  The market leader is SABMiller.

The main brands that we sell in Peru are Brahma and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD Market

The main packaging presentation is the 3 liter one-way PET bottle and 0.5 liter one-way PET bottle, which are predominantly sold in small retail stores.  The market leader is The Coca-Cola Company, represented by its local network of bottlers.  We also face competition from Ajegroup and other regional brands, which compete mainly on price, usually being sold significantly below than the market average.

The main brands that we sell in Peru are Pepsi-Cola, Seven UP, Concordia and Triple Kola, all sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 337,000 points of sale throughout Argentina both directly and through our exclusive third party distributors.

The Argentine beer market

According to our estimates, the annual sales volume of the Argentine beer market was 17.8 million hectoliters in 2011.  With a population of approximately 40 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years reaching a per capita consumption of 43.9 liters in 2011, above to the 42.8 liters registered in 2010.  In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina from 2000, according to our estimates.

Approximately 28.4% of our beer volumes is distributed directly by us and 71.6% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for approximately 92.3% of our sales.

According to our estimates, on-premise consumption represented approximately 11.1% of beer volumes in 2011, and supermarkets sales representing approximately 15.7% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma  and Andes.  We are the leading beer producers in Argentina with approximately 76.9% market share, according to our estimates.  Our main competitor in Argentina is CCU which held an approximate 20.1% market share in 2011 according to our estimates.

The Argentine CSD market

According to our estimates, in 2011, annual sales volume of the Argentine CSD market was 45.0 million hectoliters.  Per capita consumption slightly increased from 110.7 in 2010 to 111.2 in 2011, while 2009 reflected a total consumption of 119.1 liters.  Approximately 42.9% of our CSD volume is distributed directly by us and 57.1% is distributed through exclusive third-party distributors.  Approximately 83.8% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi.  We are second to The Coca Cola Company with around 22% market share, according to our estimates.

Bolivia

The Bolivian Beer market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.6 million hectoliters in 2011.  The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

Approximately 1.2% of our beer volumes is directly distributed by us and 98.8% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottles, which accounts for approximately 81.2% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña  and Huari.  We are the leading beer producer in Bolivia with approximately 97% market share.

The Bolivian CSD market

In March 2009, Latin America South, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2011, the annual sales volume of the Bolivian CSD market was 4.8 million hectoliters.  Per capita consumption increased slightly from 46.2 liters in 2010 to 47.3 liters in 2011, while 2009 reflected a total of consumption of 45.1 liters per capita.  Approximately 58.3% of our CSD volume is directly distributed by us and 41.7% is distributed through exclusive third-party distributors 94.5% of our sales are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 6.8 million hectoliters in 2011.

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

Our most important brands in Chile are Brahma, Becker  and Báltica, where our market share has been growing in the last years.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.5 million hectoliters in 2011.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (i) beer has not faced significant competition from wine as an alternative alcoholic beverage; (ii) the domestic beer market has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries; and (iii) the seasonality of our products is lower due to warmer conditions throughout the year.

Approximately 50.4% of our beer volumes is directly distributed by us and 49.6% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 68.4% of our sales.

Our most important brands in Paraguay are Brahma  and Pilsen, with our market share being approximately 96.2% according to our estimates.  In March 2009, we also became the exclusive distributors of the Budweiser  brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.0 million hectoliters in 2011.  Latin America South manages both beer and CSD businesses out of the facility in Uruguay.

Approximately 20% of our beer volumes is directly distributed by us and 80% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the returnable glass bottles, which accounts for approximately 93.7% of our sales.

Our most important brands in Uruguay are Pilsen  and Patricia, with our market share being approximately 96.8%.

The Uruguayan CSD market

According to our estimates, in 2011, the annual sales volume of the Uruguayan CSD market was 3.8 million hectoliters.  The market growth in 2011 was a result of a recovery in the economy and also of higher market investments coming from the A-brands.  Per capita consumption reached 117 liters in 2011 according to our estimates.

We serve more than 27,000 points of sale in all Uruguay, including 7,200 in Montevideo.  Approximately 38.2% of our CSD volume is directly distributed and 61.8% is distributed through exclusive third-party distributors.  78.2% of our sales are through non-returnable bottles.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

Our Canada business unit is represented by the Labatt operations, which sells domestic and A-B InBev beer brands, and exports Kokanee to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.4 million hectoliters in 2011, of which Labatt, the market leader, had a volume share of approximately 41%.  The main packaging presentation in the country is the 341 milliliter returnable glass bottle, which is predominantly sold in privately owned and government owned retail stores.  Our main competitor in Canada is Molson Coors, we also compete with smaller brewers, such as Sleeman Breweries Ltd. (“Sleeman”) and Moosehead Breweries Ltd.

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

We (as well as our competitors) sell our products in Quebec through a direct sales and distribution system.

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

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev and Anheuser-Busch, in February 2009, InBev’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt.  At that time, KPS Capital Partners, LP (“KPS”) received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012.  During 2011, KPS volumes have been phased out to Molson Coors Canada as part of the production agreement signed in August 2010.  Separately, in order to ensure that Ambev is adequately compensated, A-B InBev also agreed to indemnify Ambev in connection with certain events related to the perpetual license.  See “—Related Party Transactions—Ambev and A-B InBev—Indemnification Agreement”.

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

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities.  In the case of our beer operations in Brazil, around 65% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Canada Malting, Soufflet, Agromalte and Avangard.  Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from farmers resident in Brazil, Argentina and Uruguay.  Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world.  We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs.  See “Quantitative and Qualitative Disclosures about Market Risk”.

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

Adjuncts

Corn syrup is purchased from corn producers and Cargill.  Corn is purchased to produce grits in-house in some plants and grits and rice are purchased in other plants from local suppliers and are generally widely available.

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

Guaraná fruit

We have a 1,070 hectare farm that provides us with 4 tons of guaraná seeds (berries) per year, or about 3% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brasil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 70,000 seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others.  The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations.  We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.  See “Quantitative and Qualitative Disclosures about Market Risk”.

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

Our main aluminum can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork.  Our main glass bottles suppliers are St. Gobain Emballage, Owens-Illinois Glass Containers and Companhia Industrial de Vidro, and  part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility.  We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to Fundação Zerrenner and is operated by us pursuant to a lease agreement.  Plastic closures are principally purchased from Alcoa Alumínio and Crown-Cork.  PET pre-forms are principally purchased from Plastpak.  Crown caps are sourced locally by each of our operations.  In Brazil and some of our HILA-ex operations, a significant part of our crown caps requirements are met by our facility in the north of Brazil.

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

Marketing

Ambev’s marketing initiatives are concentrated in off-trade and on-trade initiatives.  Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites.  On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Ambev has long-term agreements with PepsiCo whereby Ambev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade.  The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent written notice by either party of its intent not to renew the contract at least two years prior to the expiration of their term, or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by Ambev.  See “Additional Information—Material Contracts”.  Ambev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru, including the north and the Lima regions.  Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia.  In 2011, sales volumes of PepsiCo products represented 36% of our total CSD & NANC sales volumes in Brazil, nearly 90% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Peru, Bolivia and Uruguay.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser  and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2011, the Anheuser-Busch brands sold by Labatt represented 52% of Labatt’s total sales volumes.  According to Ambev’s estimates, the Budweiser  brand is currently the largest selling brand in terms of volume in Canada.

Ambev also has a licence agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser  in Brazil.  The Company also has certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua.

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

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2011, represented as a percentage of gross sales, was approximately: 29.8% in Brazil; 22.3% in Canada; 16.2% in Central America; 34.8% in Ecuador; 44.2% in Peru; 52.7% in the Dominican Republic; 25.9% in Argentina; 34.2% in Bolivia; 25.4% in Chile; 16.0% in Paraguay; and 25.1% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our CSD & NANC products in 2011, represented as a percentage of gross sales, was approximately: 24.9% in Brazil; 13.2% in the Dominican Republic; 28.1% in Peru; between 23.7% and 26.2% in Argentina (the final % depends on the type and flavor of the beverage); 26.8% in Bolivia and 30.5% in Uruguay.

Brazilian Tax Changes

In November 2008, the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the IPI and the PIS/COFINS.  Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers.  The new system provided that higher priced brands pay higher taxes per hectoliter than lower priced brands based on a reference price to consumer table.  In 2011, the Brazilian government, through a market survey of prices of beverage products in Brazil, updated the abovementioned reference price table, effective as of April 4, 2011.  As a result, the actual increase in Ambev’s federal excise tax and PIS/COFINS tax burden – which according to the new system, is dependent on Ambev’s packaging and brand mix – was approximately 13% for beer and non alcoholic beverages, on average.

C.            Organizational Structure

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and Fundação Zerrenner, together hold approximately 91.1% of Ambev’s common shares, as of December 31, 2011.  A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock.  A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev Shareholders’ Agreement with Fundação Zerrenner, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders.  For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Ambev conducts the bulk of its operations in Brazil directly.  It also indirectly controls Labatt, the operations of HILA-ex and Latin America South.  The following chart illustrates the ownership structure of Ambev’s principal subsidiaries as of December 31, 2011 for total share capital owned.

Organizational Structure

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2011, our aggregate beer and CSD production capacity was 262.6 million hectoliters per year.  Our total annual beer production capacity was 176.5 million hectoliters.  Our total CSD production capacity was 86.2 million hectoliters.  In 2011, the production of these facilities totaled 119.5 million hectoliters for beer and 46.5 million hectoliters for CSD.

The following is a list of our principal production facilities as of March 31, 2012:

Brazil
Plant	Type of Plant
Agudos, São Paulo	Beer
Brasília, Federal District	Beer
Curitiba, Paraná	Beer

Equatorial, Maranhao	Beer
Goiânia, Goiás	Beer
Jacarei, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariéna, SãoPaulo	Mixed
João Pessoa, Paraiba	Mixed
Nordeste, Pernambuco	Mixed
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
HILA
Plant	Type of Plant
HILA-ex
AmbevCentroamerica, Guatemala	Beer
AmbevEcuador, Ecuador	Beer
Hato Nuevo, Dominican Republic	Mixed
Huachipa, Peru	Mixed
Sullana, Peru	Soft Drinks
Cympay, Uruguay	Malt
MUSA, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Latin America South
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Taquiña, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Mixed
Mendoza, Argentina	Mixed

Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina[1]	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans
CANADA
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer

Please see “Liquidity and Capital Resources-Secured Debt” for more information about encumbrances on our plants and equipment.

 1This malting facility has been leased to third parties for 10 years.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

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

We have prepared our audited consolidated financial statements as of December 31, 2011, 2010 and 2009 and for the years then ended in Reais  in accordance with IFRS as promulgated by the IASB.

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

Defined contribution plans

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity.  The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Contributions to these plans are recognized as expenses in the period in which they are incurred.

Defined benefit plans

Defined benefit plans typcically define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

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

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period).  In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis.  The group has no further payment obligations once the contributions have been paid.  The contributions are recognized as employee benefit expense when they are due.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Where the calculated amount of a defined benefit plan liability is negative (an asset), Ambev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with cetain medications and other benefits to certain retirees who retired in the past.  These benefits are not granted to new retirees.  The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable.  We discuss our material contingencies in notes 26 and 30 to our financial statements.

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

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded in our balance sheet as of December 31, 2011, 2010 and 2009 totaled R$580.1 million, R$639.1 million and R$1,015.5 million, respectively.  For further details, see note 26 of our Consolidated Financial Statements.

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

Cash flow hedge accounting: When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).   When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.   When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g., when the variable interest expense is recognized).  The ineffective part of any gain or loss is recognized immediately in the income statement.  When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs.  If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

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

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated.  Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$(55.6) million on December 31, 2011 (as compared to a loss of R$(266.5) million on December 31, 2010, and gains of R$144.1 million on December 31, 2009), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(R$ in thousands)
Working Capital Reais (Labatt)	473,676	492,535	(18,859)
International financing (other currencies)	140,646	140,646	-
BNDES/FINEP/EGF	1,797,723	1,797,723	-
Bond 2017	298,124	301,662	(3,538)
Debentures	1,248,030	1,281,251	(33,221)
Tax incentives	135,504	135,504	-
Financial Leasing	8,583	8,583	-

Total	4,102,286	4,157,904	(55,618)

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

Taxes

Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax).  Ambev’s aggregated weighted nominal tax rate applicable for the years ended on December 31, 2011, 2010 and 2009 was 32.58%, 32.81% and 32.54% respectively.  For the years of 2011, 2010 and 2009, our IFRS effective tax rate was 22.37% in 2011, 21.48% in 2010 and 26.94% in 2009.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (i) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income and (ii) non-taxable benefits arising from state value-added incentive programs.

Tax losses available for offset

Part of the tax benefit corresponding to the tax losses carryforward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable.  The tax loss carryforward related to these unrecognized deferred tax assets are equivalent to R$789.9 million on December 31, 2011, with an average expiry of five years.

Tax losses and negative bases of social contribution, in Brazil, have no expiry date; however, the annual offset is limited to 30% of pre-tax income.

Year ended December 31, 2011, Compared with Year ended December 31, 2010

We conduct our operations through three business units:

▪         Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

	Consolidated Financial Highlights
	2011	2010	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)

Sales volume—000 hectoliters	165,043.9	165,142.5	(0.1%)
Net sales	27,126.7	25,233.3	7.5%
Net revenue per hectoliter—R$/hl	164.4	152.8	7.6%
Cost of sales	(8,793.3)	(8,449.0)	4.1%

Gross profit	18,333.4	16,784.3	9.2%
Gross margin (%)	67.6%	66.5%
Sales and marketing expenses	(6,251.0)	(6,038.5)	3.5%
Administrative expenses	(1,180.6)	(1,197.0)	(1.4%)
Other operating income/(expenses)	784.5	624.9	25.5%
Special items	23.1	(150.8)	nm

Income from operations	11,709.4	10,022.9	16.8%
Operating margin (%)	43.2%	39.7%
Profit	8,719.8	7,619.2	14.4%
Net margin	32.1%	30.2%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our income statement expressed as percentages of net sales for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(32.4)	(33.5)
Gross profit	67.6	66.5
Sales and marketing expenses	(23.0)	(23.9)
Administrative expenses	(4.4)	(4.7)
Other operating income/(expenses)	2.9	2.5
Special items	0.1	(0.6)
Income from operations	43.2	39.7

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011					2010
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	18,616.9	515.5	4,488.9	3,505.4	27,126.7	17,146.6	563.9	3,857.2	3,665.6	25,233.3
Cost of sales	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)
Gross profit	12,936.8	189.5	2,748.1	2,459.0	18,333.4	11,725.6	191.0	2,357.0	2,510.7	16,784.3
Sales and marketing and administrative expenses	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)
Other operating income/ (expenses)	776.3	(3.2)	2.1	9.3	784.5	634.2	3.1	(13.9)	1.5	624.9
Special items	35.6	-	(9.2)	(3.3)	23.1	(59.3)	-	(14.1)	(77.4)	(150.8)
Income from operations	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9

(1)       Latin America South

Net Sales

Net sales increased by 7.5% for the year ended December 31, 2011, to R$27,126.7 million from R$25,233.3 million in the same period in 2010.

	Net Sales Year ended December 31,
	2011		2010		% Change
	In millions of R$, except percentages
Latin America North	19,132.4	70.5%	17,710.5	70.2%	8.0%
Brazil	18,616.9	68.6%	17,146.6	68.0%	8.6%
Beer Brazil	15,667.5	57.8%	14,279.3	56.6%	9.7%
CSD & NANC	2,949.4	10.9%	2,867.3	11.4%	2.9%
HILA-ex	515.5	1.9%	563.9	2.2%	(8.6%)
Latin America South	4,488.9	16.5%	3,857.2	15.3%	16.4%
Canada	3,505.4	12.9%	3,665.6	14.5%	(4.4%)
Ambev Consolidated	27,126.7	100%	25,233.3	100.0%	7.5%
	Sales Volumes Year ended December 31,
	2011		2010		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	120,339.9	72.9%	120,056.6	72.7%	0.2%
Brazil	113,960.5	69.0%	113,725.6	68.9%	0.2%
Beer Brazil	84,597.8	51.3%	84,475.6	51.2%	0.1%
CSD & NANC	29,362.7	17.8%	29,250.0	17.7%	0.4%
HILA-ex	6,379.4	3.9%	6,331.0	3.8%	0.8%
Latin America South	34,564.7	20.9%	33,854.3	20.5%	2.1%
Canada	10,139.3	6.1%	11,231.6	6.8%	(9.7%)
Ambev Consolidated	165,043.9	100%	165,142.5	100.0%	(0.1%)

Source : Ambev

	Net Revenues per hectoliter Year ended December 31,
	2011	2010	% Change
	(In Reais except percentages)
Latin America North	159.0	147.5	7.8%
Brazil	163.4	150.8	8.4%
Beer Brazil	185.2	169.0	9.6%
CSD & NANC	100.4	98.0	2.5%
HILA-ex	80.8	89.1	(9.3%)
Latin America South	129.9	113.9	14.0%
Canada	345.7	326.4	5.9%
Ambev Consolidated	164.4	152.8	7.6%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 8.6% for the year ended December 31, 2011, to R$18,616.9 million from R$17,146.6 million in the same period in 2010.

Beer Brazil.  Net sales of beer in Brazil increased by 9.7% for the year ended December 31, 2011, to R$15,667.5 million from R$14,279.3 million in the same period in 2010.  The main drivers that contributed to this growth were: (i) beer sales volume growth of 0.1%, reflecting a deceleration in industry growth in 2011 compared to previous years plus the impact of volume market share losses and (ii) growth of 9.6% in revenue per hectoliter, which reached R$185.2 per hectoliter.  This growth in revenue per hectoliter was mainly a result of price increases and higher direct distribution weight, partially offset by higher taxes.

CSD & NANC.  Net sales increased by 2.9% for the year ended December 31, 2011, to R$2,949.4 million from R$2,867.3 million in the same period in 2010.  The main drivers that contributed to this growth were (i) sales volume growth of 0.4%, mainly driven by market share gains offsetting industry contraction in 2011 and (ii) an increase in revenues per hectoliter of 2.5% reaching R$100.4 per hectoliter.  This increase in revenue per hectoliter was mainly a reflection of price increases, partially offset by higher taxes.

HILA-Ex Operations

Ambev’s operations in HILA-ex experienced a decrease in net sales of 8.6% in 2011, to R$515.5 million.  The main reason for the decrease was our business combination in Venezuela in October 20, 2010, when we stopped consolidating the results of this subsidiary.  Revenues grew organically by 17.8% due to organic volume growth of 9.7% and price increases in the region.

Latin America South Operations

Latin America South’s net sales were R$4,488.9 million in 2011, compared to R$3,857.2 million in 2010, yielding a growth of 16.4% in the period.  The main reason for this growth was a 2.1% sales volume growth combined with price increases in the region, also helped by a strong performance of our premium brands, partially offset by the devaluation of the Argentine Peso compared against the Brazilian Real.

Canada Operations

Labatt’s operations in Canada contributed R$3,505.4 million to Ambev’s consolidated revenues in 2011, a decrease of 4.4% compared to 2010.  This result is principally explained by a sales volume decrease of 9.7%, resulting from industry contraction and from the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Cost of Sales

Total cost of sales increased by 4.1% for the year ended December 31, 2011, to R$8,793.3 million from R$8,449.0 million in the same period in 2010.  As a percentage of our net sales, total cost of sales decreased to 32.4% in 2011 from 33.5% in 2010.

	Cost of Sales per hectoliter Year ended December 31,
	2011	2010	% Change
	(In Reais except percentages)
Latin America North	49.9	48.3	3.4%
Brazil	49.8	47.7	4.6%
Beer Brazil	52.0	49.3	5.4%
CSD & NANC	43.7	42.9	2.0%
HILA-ex	51.1	58.9	(13.2%)
Latin America South	50.4	44.3	13.6%
Canada	103.2	102.8	0.4%
Ambev Consolidated	53.3	51.2	4.1%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 4.8% for the year ended December 31, 2011, to R$5,680.1 million from R$5,421.0 million in the same period in 2010.  On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 4.6% for the year ended December 31, 2011, to R$49.8 from R$47.7 in the same period in 2010.

Beer Brazil.  Cost of sales for our Brazilian beer operations increased by 5.5% for the year ended December 31, 2011, to R$4,396.9 million.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 5.4%.  The main factors that led to this increase were (i) increased commodities prices and (ii) higher packaging costs, partially offset by (iii) currency hedges and (iv) easier comparison with the previous year that was impacted by imported cans at a higher price, an effect that was not relevant in 2011.

CSD & Nanc.  Cost of sales for the CSD & Nanc segment in Brazil increased 2.4%, reaching R$1,283.2 million. The cost of sales per hectoliter increased 2.0%, totaling R$43.7, impacted by (i) higher packaging costs and (ii) higher sugar prices, partially offset by (iii) currency hedges.

HILA-Ex Operations

The cost of sales in HILA-Ex operations decreased 12.6%, reaching R$326.0 million in 2011.  The main reason for this decrease was our business combination in Venezuela after which we stopped consolidating the results of the subsidiary.  Cost of sales per hectoliter decreased by 13.2% in reported terms, but grew 3.2% organically reflecting (i) higher volumes and (ii) general inflation in the region, partially offset by (iii) lower packaging costs.

Latin America South Operations

Latin America South’s cost of sales were R$1,740.8 million in 2011, a 16.0% increase from 2010.  On a per hectoliter basis, cost of sales increased by 13.6% in the year.  The increase in cost of sales was due to (i) higher commodities prices, (ii) general inflation and higher labor costs, mainly in Argentina, partially offset by (iii) a devaluation of the Argentine Peso.

Canada Operations

Cost of sales for Labatt decreased by 9.4% for the year ended December 31, 2011, to R$1,046.4 million from R$1,154.9 million in the same period in 2010.  This decrease was mainly due to (i) the phasing out of contracted volume supplied to NAB (North American Brewers), (ii) lower costs on hedged commodities and (iii) benefits from closing our Hamilton brewery.

Gross Profit

Gross profit increased by 9.2% for the year ended December 31, 2011, to R$18,333.4 million from R$16,784.3 million in the same period in 2010.  The table below sets forth the contribution of each business unit to Ambev’s consolidated gross profit.

	Gross Profit
	2011			2010
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	13,126.3	71.6%	68.6%	11,916.6	71.0%	67.3%
Brazil	12,936.8	70.6%	69.5%	11,725.6	69.9%	68.4%
Beer Brazil	11,270.6	61.5%	71.9%	10,112.0	60.2%	70.8%
CSD & NANC	1,666.2	9.1%	56.5%	1,613.6	9.6%	56.3%
HILA-ex	189.5	1.0%	36.8%	191.0	1.1%	33.9%
Latin America South	2,748.1	15.0%	61.2%	2,357.0	14.0%	61.1%
Canada	2,459.0	13.4%	70.2%	2,510.7	15.0%	68.5%
Ambev Consolidated	18,333.4	100.0%	67.6%	16,784.3	100.0%	66.5%

Sales and marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$7,431.6 million for the year ended December 31, 2011, a 2.7% increase over the same period in 2010.  An analysis of sales and marketing and administrative expenses for each business unit is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$5,006.1 million for the year ended December 31, 2011, an increase of 2.9% over the same period in 2010.

Beer Brazil.  Sales and marketing and administrative expenses reached R$4,394,0 million for the year ended December 31, 2011, increasing 3.2% over the same period in 2010.  The main drivers for the higher operating expenses were: (i) general inflation and (ii) higher distribution costs (although at a lower rate because of the capacity investments in the North and Northeast of the country), partially offset by (ii) cost saving initiatives.

CSD & NANC.  Sales and marketing and administrative expenses for the CSD & NANC segment were R$612.1 million for the year ended December 31, 2011, an increase of 0.7% over the same period in 2010 due to (i) higher distribution costs and (ii) general inflation, partially offset by (iii) cost saving initiatives.

HILA-ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-ex amounted to R$270.7 million for the year ended December 31, 2011, decreasing 14.7% compared to the same period in 2010 as a result of our business combination in Venezuela whereby we stopped consolidating the results of the subsidiary.  Organically, sales and marketing and administrative expenses grew 17.8% as a result of higher volumes and general inflation in the region.

Latin America South Operations

Sales and marketing and administrative expenses totaled R$978.3 million for the year ended December 31, 2011, increasing 13.6% over the same period in 2010.  This increase was due to (i) higher transportation and labor costs, caused mainly by high inflation in Argentina, and (ii) additional marketing expenses to support our brands, which were partially offset by (iii) the devaluation of the Argentine Peso.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,176.5 million for the year ended December 31, 2011, a decrease of 1.2% as compared to 2010 principally because of the devaluation of the Canadian Dollar.

Other Operating Income (Expense)

Other operating income in 2011 represented a net gain of R$784.5 million compared to R$ 624.9 million in 2010.  The increase in 2011 was mainly due to (i) government grants, (ii) reversal of provisions, and to the (iii) net present value adjustment of greater long term fiscal incentives.

Special items

Special items were gains of R$23.1 million in 2011 explained by proceeds from the sale of property of R$35.6 million partially offset by restructuring costs of R$12.5 million.

Income from operations

Income from operations increased by 16.8% for the year ended December 31, 2011, to R$11,709.4 million from R$10,022.9 million in the same period in 2010, primarily as a result of our higher gross profit and other operating income.

Net Finance Cost

Our financial result was an expense of R$468.1 million, compared to an expense in 2010 of R$319.4 million.  This result is explained primarily by: (i) expenses related to the prepayment of the 2013 Bond and (ii) unrealized foreign exchange translation losses, partially offset by (iii) higher interest income due to higher average cash and cash equivalents and current investment securitites compared to 2010.

Ambev’s total year end indebtedness decreased by R$2,668.1 million compared to 2010, while its cash and cash equivalents and current investment securities increased R$1,279.8 million, reflecting the Company’s strong cash generation in 2011. As a result, Ambev’s net debt decreased by R$3,947.9 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2011, totaled R$2,522.0 million, an increase of 21.0% in relation to the R$2,084.5 million in 2010.  The effective rate was 22.4%, compared to 21.5% in the previous year.  Such increase in our effective rate during the year was primarily due to a higher profit before tax taxable at a rate of 32.6%, which was partially offset by higher deductible interest on shareholders’ equity and income tax benefits.

Net Income Attributable to Shareholders

Profit increased by 14.4% for the year ended December 31, 2011, to R$8,719.8 million from R$7,619.2 million in the same period in 2010.

Net Income Attributable to Non-Controlling Interest

Non-controlling interest totaled R$78.8 million compared to R$57.8 million in 2010, mostly due to our business combination in Venezuela in October 20, 2010, whereby we stopped consolidating the results of the local subsidiary.

Year ended December 31, 2010, Compared with Year ended December 31, 2009

We conduct our operations through three business units:

▪         Latin America North, which includes (i) our operations in Brazil, where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and (ii) our Hispanic Latin America Operations, Excluding Latin America South (“HILA-Ex”), which includes our operations in the Dominican Republic, Venezuela, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.  Financial data for Venezuela was consolidated until October 20, 2010, when we combined our business with Cerveceria Regional.

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

	Consolidated Financial Highlights
	2010	2009	% Change
	(R$ in millions, except volume amounts, percentages and per share amounts)

Sales volume—000 hectoliters	165,142.5	154,722.3	6.7%
Net sales	25,233.3	23,194.0	8.8%
Net revenue per hectoliter—R$/hl	152.8	149.9	1.9%
Cost of sales	(8,449.0)	(7,731.9)	9.3%

Gross profit	16,784.3	15,462.1	8.6%
Gross margin (%)	66.5%	66.7%
Sales and marketing expenses	(6,038.5)	(5,542.0)	9.0%
Administrative expenses	(1,197.0)	(1,478.0)	(19.0)%
Other operating income/(expenses)	624.9	539.3	15.9%
Special items	(150.8)	196.6	nm

Income from operations	10,022.9	9,177.9	9.2%
Operating margin (%)	39.7%	39.6%
Profit	7,619.2	5,988.4	27.2%
Net margin	30.2%	25.8%

Amounts may not add due to rounding.

Margin Analysis

The following table sets forth certain items in our income statement expressed as percentages of net sales for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(%)	(%)

Net sales	100.0	100.0
Cost of sales	(33.5)	(33.3)
Gross profit	66.5	66.7
Sales and marketing expenses	(23.9)	(23.9)
Administrative expenses	(4.7)	(6.4)
Other operating income (expenses)	2.5	2.3
Special items	(0.6)	0.8
Income from operations	39.7	39.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010					2009
	Brazil	Hila-Ex	LAS(1)	Canada	Total	Brazil	Hila-Ex	LAS(1)	Canada	Total
Net sales	17,146.6	563.9	3,857.2	3,665.6	25,233.3	14,632.1	782.1	3,826.5	3,953.3	23,194.0
Cost of sales	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)	(4,411.2)	(489.5)	(1,490.8)	(1,340.3)	(7,731.9)
Gross profit	11,725.6	191.0	2,357.0	2,510.7	16,784.3	10,220.8	292.7	2,335.7	2,612.9	15,462.1
Sales and marketing and administrative expenses	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)	(4,384.5)	(471.7)	(855.1)	(1,308.8)	(7,020.1)
Other operating income/ (expenses)	634.2	3.1	(13.9)	1.5	624.9	523.6	25.9	(14.7)	4.5	539.3
Special items	(59.3)	-	(14.1)	(77.4)	(150.8)	228.1	(8.4)	(13.5)	(9.6)	196.6
Income from operations	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9	6,588.2	(161.5)	1,452.4	1,299.0	9,177.9

(1)       Latin America South

Net Sales

Net sales increased by 8.8% for the year ended December 31, 2010, to R$25,233.3 million from R$23,194.0 million in the same period in 2009.

	Net Sales Year ended December 31,
	2010		2009		% Change
	In millions of R$, except percentages
Latin America North	17,710.5	70.2%	15,414.2	66.5%	14.9%
Brazil	17,146.6	68.0%	14,632.1	63.1%	17.2%
Beer Brazil	14,279.3	56.6%	12,064.7	52.0%	18.4%
CSD & NANC	2,867.3	11.4%	2,567.4	11.1%	11.7%
HILA-ex	563.9	2.2%	782.1	3.4%	(27.9)%
Latin America South	3,857.2	15.3%	3,826.5	16.5%	0.8%
Canada	3,665.6	14.5%	3,953.3	17.0%	(7.3)%
Ambev Consolidated	25,233.3	100.0%	23,194.0	100.0%	8.8%

	Sales Volumes Year ended December 31,
	2010		2009		% Change
	(Thousands of hectoliters, except percentages)
Latin America North	120,056.6	72.7%	109,796.1	71.0%	9.3%
Brazil	113,725.6	68.9%	103,397.8	66.8%	10.0%
Beer Brazil	84,475.6	51.6%	76,277.6	49.3%	10.7%
CSD & NANC	29,250.0	17.3%	27,120.3	17.5%	7.9%
HILA-ex	6,331.0	3.8%	6,398.2	4.1%	(1.1)%
Latin America South	33,854.3	20.5%	33,318.7	21.5%	1.6%
Canada	11,231.6	6.8%	11,607.5	7.5%	(3.2)%
Ambev Consolidated	165,142.5	100.0%	154,722.3	100.0%	6.7%

	Net Revenues per hectoliter Year ended December 31,
	2010	2009	% Change
	(In Reais except percentages)
Latin America North	147.5	140.4	5.1%
Brazil	150.8	141.5	6.5%
Beer Brazil	169.0	158.2	6.9%
CSD & NANC	98.0	94.7	3.5%
HILA-ex	89.1	122.2	(27.1)%
Latin America South	113.9	114.8	(0.8)%
Canada	326.4	340.6	(4.2)%
Ambev Consolidated	152.8	149.9	1.9%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 17.2% for the year ended December 31, 2010, to R$17,146.6 million from R$14,632.1 million in the same period in 2009.

Beer Brazil.  Net sales of beer in Brazil increased by 18.4% for the year ended December 31, 2010, to R$14,279.3 million from R$12,064.7 million in the same period in 2009.  The main drivers that contributed to this growth were: (i) beer sales volume growth of 10.7%, reflecting an increase across the industry mainly due to higher consumer income plus the positive impact of our market share gains driven by innovations and (ii) growth of 6.9% in revenue per hectoliter, which reached R$169.0.  This increase was a result of price increases in line with inflation.

CSD & NANC.  Net sales increased by 11.7% for the year ended December 31, 2010, to R$2,867.3 million from R$2,567.4 million in the same period in 2009.  The main drivers that contributed to this growth were (i) sales volume growth of 7.9%, mainly driven by market growth and (ii) an increase in revenues per hectoliter of 3.5% reaching R$98.0.  This increase was also a reflection of the price repositioning implemented during 2010.

HILA-Ex Operations

Ambev’s operations in HILA-ex experienced a decrease in net sales of 27.9% in 2010, to R$563.9 million.  The main reasons for the decrease were (i) a devaluation of the Venezuelan currency vis-à-vis the Real and (ii) our business combination in Venezuela in October 20, 2010, whereby we stopped consolidating the results of the subsidiary.  Revenues grew organically by 14.9% due to higher volumes and price increases.

Latin America South Operations

Latin America South’s net sales were R$3,857.2 million in 2010, compared to R$3,826.5 million in 2009, yielding a growth of 0.8% in the period.  The main reason for this weak growth was the devaluation of the Argentine Peso compared against the Brazilian Real that offset organic growth of 15.2% in revenue per hectoliter reaching R$113.9.

Canada Operations

Labatt’s operations in Canada contributed R$3,665.6 million to Ambev’s consolidated revenues in 2010, a decrease of 7.3% comparing to last year.  This result is explained by a revenue per hectoliter decrease of 4.2% driven by promotional activity, and also impacted by a sales volume decrease of 3.2% in the Canadian market, resulting from a decline in beer consumption and a market share loss.

Cost of Sales

Total cost of sales increased by 9.3% for the year ended December 31, 2010, to R$8,449.0 million from R$7,731.9 million in the same period in 2009.  As a percentage of our net sales, total cost of sales increased to 33.5% in 2010 from 33.3% in 2009.

	COGS per hectoliter Year ended December 31,
	2010	2009	% Change
	(In Reais except percentages)
Latin America North	48.3	44.6	8.1%
Brazil	47.7	42.7	11.7%
Beer Brazil	49.3	44.7	10.3%
CSD & NANC	42.9	36.8	16.6%
HILA-ex	58.9	76.5	(23.0)%
Latin America South	44.3	44.7	(0.9)%
Canada	102.8	115.5	(11.0)%
Ambev Consolidated	51.2	50.0	2.4%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 22.9% for the year ended December 31, 2010, to R$5,421.0 million from R$4,411.3 million in the same period in 2009.  On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 11.7% for the year ended December 31, 2010, to R$47.7/hl from R$42.7/hl in the same period in 2009.

Beer Brazil.  Cost of sales for our Brazilian beer operations increased by 22.1% for the year ended December 31, 2010, to R$4,167.3 million.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 10.3%.  The main factors that led to this increase were (i) negative effect of currency hedges versus the prior year, (ii) need to import cans at a higher price, due to lack of capacity from local industry to meet our demand and (iii) higher can mix with a higher cost compared to returnable package.

CSD & Nanc.  Cost of sales for the CSD & Nanc segment in Brazil increased 25.4%, reaching R$1,253.7 million.   The cost of sales per hectoliter increased 16.3%, totaling R$42.9, impacted by (i) negative effect of currency hedges versus the prior year and (ii) higher PET and sugar prices.

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

Latin America South Operations

Latin America South’s cost of sales were R$1,500.2 million in 2010, a 0.6% increase from 2009.  On a per hectoliter basis, cost of sales decreased by 0.9% in the year.  The increase in cost of sales was due to (i) higher commodity prices and (ii) general price inflation and higher labor costs, mainly in Argentina, were more than offset by a devaluation of the Argentine Peso.  On an organic basis per hectoliter costs increased 14.9%.

Canada Operations

Cost of sales for Labatt decreased by 13.8% for the year ended December 31, 2010, to R$1,154.9 million from R$1,340.3 million in the same period in 2009.  This decrease was mainly due to (i) lower costs on hedged commodities comparing to last year (mainly aluminum, corn and rice), (ii) productivity initiatives and (iii) benefits from closing our Hamilton brewery.

Gross Profit

Gross profit increased by 8.6% for the year ended December 31, 2010, to R$16,784.3 million from R$15,462.1 million in the same period in 2009.  The table below sets forth the contribution of each business unit to Ambev’s consolidated gross profit.

	Gross Profit
	2010			2009
	(R$ in millions, except percentages)
	Amount	%	Margin	Amount	%	Margin
Latin America North	11,916.6	71.0%	67.3%	10,513.5	68.0%	68.2%
Brazil	11,725.6	69.9%	68.4%	10,220.8	66.1%	69.9%
Beer Brazil	10,112.0	60.2%	70.8%	8,652.8	56.0%	71.7%
CSD & NANC	1,613.6	9.6%	56.3%	1,568.0	10.1%	61.1%
HILA-ex	191.0	1.1%	33.9%	292.7	1.9%	37.4%
Latin America South	2,357.0	14.0%	61.1%	2,335.8	15.1%	61.0%
Canada	2,510.7	15.0%	68.5%	2,612.8	16.9%	66.1%
Ambev Consolidated	16,784.3	100.0%	66.5%	15,462.1	100.0%	66.7%

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

Beer Brazil.  Sales and marketing and administrative expenses reached R$4,258.2 million for the year ended December 31, 2010, increasing 13.4% over the same period in 2009.  The main elements that resulted in higher operating expenses were: (i) volume growth, (ii) higher logistics costs as a result of change in sales mix towards the North and Northeast of Brazil, (iii) increased direct distribution and (iv) general price inflation.

CSD & NANC.  Sales and marketing and administrative expenses for the CSD & NANC segment were R$607.7 million for the year ended December 31, 2010, a decrease of 3.5% over the same period in 2009 due to lower provisions for variable compensation.

HILA-ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-ex amounted to R$317.3 million for the year ended December 31, 2010, decreasing 32.7% compared to the same period in 2009 as a result of (i) a devaluation of the Venezuelan currency vis-à-vis the Real and (ii) our business combination in Venezuela whereby we stopped consolidating the results of the subsidiary.  Organically, grew 10.8% a result of higher volumes and general price inflation in the region.

Latin America South Operations

Sales and marketing and administrative expenses totaled R$861.4 million for the year ended December 31, 2010, increasing 0.7% over the same period in 2009.  The increase of 16.2% was due to higher transportation and labor costs caused by high inflation in Argentina, additional marketing spend to support the launch of innovations, and higher personnel related costs which were mostly offset by the devaluation of the Argentine Peso.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,190.9 million for the year ended December 31, 2010, a decrease of 9.0% as compared to 2009 due to lower sales volume and reduced variable compensation expense.

Other Operating Income (Expense)

Other operating income in 2010 represented a net gain of R$ 624.9 million compared to R$539.3 million in 2009.  The result is composed of (i) gains related to government grants as a result of fiscal incentives granted by some Brazilian States with respect to value added taxes on sales (ICMS), (ii) gains related to tax credits recovered from previous years and (iii) gains on net present value adjustment of long term fiscal incentives financing.

Special items

Special items were an expense of R$150.8 million in 2010, explained by (i) merger and acquisition expenses and losses related to the transaction with Cervecería Regional in Venezuela; and (ii) Labatt Hamilton brewery closure expenses, compared to a R$196.6 million special item income in 2009, primarily due to gains from the perpetual license of the Labatt brands in the United States.

Income from operations

Income from operations increased by 9.2% for the year ended December 31, 2010, to R$10,022.9 million from R$9,177.9 million in the same period in 2009, primarily as a result of higher gross profit partially  compensated by higher sales and marketing and administrative expenses.

Net Finance Cost

Our financial result was an expense of R$319.4 million, compared to an expense in 2009 of R$982.1 million.  This result is explained primarily by: (i) higher interest income due to higher average cash and cash equivalents and current investment securities compared to 2009 and (ii) lower interest expense due to the retirement of certain debt that matured during the period and was not renewed.

Ambev’s total indebtedness decreased R$490.8 million compared to 2009, while its cash and cash equivalents and current investment securities increased R$2,880.0 million, reflecting the Company’s strong cash generation in 2010.  As a result, Ambev’s net debt decreased by R$3,370.8 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2010, was a charge of R$2,084.5 million, 5.6% lower than R$2,208.1 million charge in 2009.  Our effective income tax rate for the year ended December 31, 2010, was 21.5%, against 26.9% in 2009.  The main reasons behind our tax rate decrease during the year are (i) increase on income tax fiscal incentives in Brazil; (ii) benefit from increased interest on shareholders’ equity deductions; (iii) lower non-deductible hedging expenses and (iv) income tax provision reversals mainly in Canada and Argentina.

Profit

Profit increased by 27.2% for the year ended December 31, 2010, to R$7,619.2 million from R$5,988.4 million in the same period in 2009.

Non-controlling Interest

Non-controlling interest totaled R$57.8 million compared to R$2.3 million in 2009.  The main reason for this variation was the reversal of the provision for minorities in 2009, in some subsidiaries of our HILA-Ex operations, which had previously presented net liabilities until the fourth quarter of 2008.

B.            Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the years 2011 and 2010.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

▪         Debt service;

▪         Capital expenditures;

▪         Share buyback program;

▪         Payments of dividends and interest on shareholders’ equity;

▪         Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

▪         Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and current investment securities net of bank overdrafts at December 31, 2011 and 2010 were R$8,269.6 million and R$6,977.6 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities increased 25.3%  to R$12,606.8 million for the year ended December 31, 2011, compared to R$10,062.9 million for the same period in 2010.  This increase was due primarily to an increase of R$2,229.4 million in cash generated from operations, also helped by a decrease of R$260.2 million in interest paid during the year.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2011, totaled R$2,203.4 million, compared to R$3,174.3 million for the same period in 2010.  The decrease of cash used in investing activity was due primarily to the acquisition of Brazilian government bonds (fixed rate) in 2010 totaling R$1,067.5 and the proceeds from the sale of those bonds in 2011, partially offset by our investments in capacity expansion, new plants, new distribution centers, equipments and intangible assets totaling R$3,200.2, compared to R$2,286.8 million in 2010.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2011, amounted to R$8,652.0 million compared to R$4,861.6 million for the same period in 2010.  The increase of R$3,790.4 million was principally due to an increase in dividends paid of R$444.6 million compared to 2010 in addition to higher debt repayments in 2011 compared to 2010.  The increase of R$2,471.0 million is mainly explained by:  (i) the 2013 Bond issued in September 18, 2003, of U.S.$500.0 million, prepaid on November 7, 2011, (ii) the 2011 Bond issued on December 19, 2001, of U.S.$500.0 million, which matured on December 15, 2011, and (iii) Labatt BRL loan issued on June 28, 2006, of R$716.0 million, which matured on June 20, 2011.

The table below shows the profile of our debt instruments:

Maturity schedule of debt portfolio as of December 31. 2011 (R$ million)
Debt Instruments	2012	2013	2014	2015	2016	Thereafter	Total
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(43.8)	(66.1)	(57.2)	(42.0)	(22.3)		(231.4)
UMBNDES + Average Pay Rate	1.77%	1.77%	1.77%	1.77%	1.77%		1.77%
International Debt
Reais Denominated Debt Fixed Rate	(473.1)						(473.1)
Average Pay Rate	12.13%						12.13%
International Debt
Other Latin America Currency Fixed Rate	(79.0)	(47.6)	(6.2)	(6.2)	(7.0)	(3.1)	(149.2)
Average Pay Rate	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(292.2)	(419.9)	(340.8)	(252.0)	(124.6)	(10.7)	(1,440.1)
TJLP + Average Pay Rate	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%
Reais Debt - ICMS Fixed Rate
Notional Amount	(2.5)	(25.2)	(23.9)	(14.1)	(7.8)	(62.1)	(135.5)
Average Pay Rate	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%
Reais Debt - Debentures Floating Rate – CDI
Notional Amount	(1,248.0)						(1,248.0)
Average Pay Rate % CDI	102.50%						102.50%
Reais Debt - Fixed Rate
Notional Amount	(73.5)	(23.3)	(16.8)	(5.4)	(7.8)	(298.1)	(424.9)
Average Pay Rate	8.33%	8.33%	8.33%	8.33%	8.33%	9.50%	9.15%
Total Debt	(2,212.1)	(582.2)	(444.8)	(319.8)	(169.4)	(374.0)	(4,102.3)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations.  Although seasonal factors affect the business, they have little effect on our borrowing requirements.  We accrue interest based on different interest rates, the most significant of which are: (i) fixed, for the 2017 bond and Labatt’s Brazilian Real Loan; (ii) Currency Basket (“UMBNDES”) and Taxa de Juros de Longo Prazo (“TJLP”) for BNDES loans; and (iii) CDI for debentures.  For further information, see note 22 of our Consolidated Financial Statements.  The following tables set forth our net debt consolidated position as of December 31, 2011 and 2010:

Net Debt Consolidated Position

	2011			2010
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
Short Term Debt	2,089.2	122.9	2,212.1	1,156.7	1,449.5	2,606.2
Long Term Debt	1,632.4	257.8	1,890.2	2,817.5	1,346.7	4,164.2
Total	3,721.6	380.7	4,102.3	3,974.2	2,796.2	6,770.4
Cash and Cash Equivalents			8,076.2			5,909.3
Investment Securites			193.4			1,069.3
Bank overdrafts			(12.3)			(1.0)
Net Debt			(4,155.0)			(207.1)

Amounts may not add due to rounding.

(1)      LC = Local Currency.

(2)      FC = Foreign Currency.

Short-term Debt

As of December 31, 2011, our short-term debt totaled R$2,212.1 million, 6% of which was denominated in foreign currencies.  As of December 31, 2010, our short-term debt totaled R$2,606.2 million, 55.6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2011, our long-term debt, excluding the current portion of long-term debt, totaled R$1,890.2 million, of which R$86 million was denominated in local currency.  As of December 31, 2010, our long-term debt, excluding the current portion of long-term debt, totaled R$4,164.2 million, of which R$2,817.5 million was denominated in Reais.

Long Term Maturity Date (1)
2013	(582.2)
2014	(444.8)
2015	(319.8)
2016 and Later	(543.4)
Total	(1,890.2)

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

In September 2003, CBB issued U.S.$500 million 8.75% notes due 2013, fully guaranteed by Ambev.  These notes contain certain covenants and events of default which, if triggered, cause accelerated amortization.  In September 2004, we completed a SEC-registered exchange offer for these notes.  The proceeds of the notes issued were used principally to repay short-term debt, but also to finance part of Ambev’s capital expenditure program, and also for general corporate purposes.  In May 2005, upon the completion of the merger of CBB into Ambev, Ambev became the successor to CBB under the indentures governing the 2013 notes. In September 2011, Ambev completed a consent solicitation and executed a supplemental indenture with respect to the 2013 notes to substitute Ambev for its 100% owned finance subsidiary, Ambev International, as issuer of the 2013 notes and add a guaranty by Ambev of the 2013 notes. Although due in September 2013, these 2013 notes, pursuant to the terms provided for in the indenture, were fully repaid by Ambev International – principal and remaining interest amounts – on November 7, 2011.  On June 8, 2006, our Board of Directors approved a public offering of debentures denominated in Reais  in the Brazilian market of up to R$2,600 million.  The issuance was registered with the CVM for a final amount of R$2,065 million.  Proceeds of this issuance, which closed in August 2006, were fully used to finance the purchase of shares in Quinsa from BAC.  See “History and Development of the Company—Interest on Quinsa” and “Capital Investment Program”.

On July 24, 2007, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017 (the “2017 bonds”), to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The bonds are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev.  The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2011, our local currency long-term debt borrowings consisted primarily of the debentures issued for the purchase of shares in Quinsa and the 2017 bond.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including the Brazilian Economic and Social Development Bank - BNDES, and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment (“FINAME”), and the Financing and Endeavours (“FINEM”).

Secured Debt

Certain loans, provided by BNDES, are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

We currently participate in several programs by which a portion of payments of ICMS tax due from sales generated by specific production facilities are forgiven (tax waivers) or deferred (financing) for periods of on average six years from their original due date.  In return of such programs, we are committed to meet certain operational requirements including, depending on the state, production volume and employment targets, among others.  The total amount deferred (financing) as of December 31, 2011, was R$135.5 million with a current portion of R$2.5 million, and R$133 million as non current.  Percentages deferred typically range from 50% to 90% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2011 and 2010, we recorded R$444.5 million and R$361.2 million, respectively, of tax credits as gains on tax incentive programs.

The State of São Paulo has challenged in the Brazilian Supreme Court state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. Although the Brazilian Supreme Court has already declared part of Pará state’s benefit law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not covered by the decision. In this sense, insofar as the tax benefits are granted based on valid state legislation and the operational requirements are met, most companies apply for and use these benefits when granted.  Furthermore, since 2007, as a result of a “fiscal war” between states, we have received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, in the aggregate amount of approximately R$222.2 million (updated as of December 31, 2011), challenging the legality of tax credits arising from existing tax incentives received by the Company in some states.  We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and assessments of external counsel but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount.  Moreover, we cannot rule out the possibility of other Brazilian states issuing similar tax assessments related to the Company’s tax incentives. Nevertheless, the Company does not use tax incentives granted by laws that have been declared unconstitutional by the Brazilian Supreme Court.

Further, in 2010, the Metallurgical Worker’s Union filed nine actions (ADIs) challenging the constitutionality of the import benefit laws offered by some States.  That may directly impact our import tax benefits and indirectly impact our industrial tax benefits.

Capital Investment Program

In 2010, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$2,286.8 million consisting of R$1,849.4 million in Latin America North, R$316.8 million related to investments in the Latin America South’s operations and R$120.6 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2011, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,200.2 million consisting of R$2,667.4 million in Latin America North, R$393.1 million related to investments in the Latin America South’s operations and R$139.7 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.            Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.            Trend Information

For detailed information regarding the latest trends in our business, please refer to “Year ended December 31, 2011, Compared with Year ended December 31, 2010.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under Item 4.B (“Sources and Availability of Raw Materials”), under Item 4.B (“Packaging”) and under Item 17, note 29 (“Collateral and contractual commitments with suppliers, advances from customers and other”).  Off-balance sheet items include future commitments with suppliers of R$14,967 million as of December 31, 2011, as set forth in the table below:

Contractual Obligations with Suppliers
(R$ in thousand)
Purchase commitments with respect to property, plant and equipment	387,487
Purchase commitments with respect to foreign currency	-
Purchase commitments with respect to raw materials	897,077
Purchase commitments with respect to packaging materials	13,498,340
Other purchase commitments	184,236

F.            Commitments and contingencies (tabular disclosure of contractual obligation)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Reais)
Long-term debt*	(4,519)	(2,450)	(671)	(1,054)	(344)
Trade and other payables*	(6,437)	(6,264)	(173)	-	-
Sales tax deferrals	(661)	(43)	(137)	(102)	(379)
Total contractual cash commitments	(11,617)	(8,757)	(981)	(1,156)	(723)

*              The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$10,609.6 million as of December 31, 2011.  These are not considered commitments.  Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers.  The Board of Directors is currently comprised of nine members who must be shareholders of Ambev, and provides the overall strategic direction of Ambev.  Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted.  Day-to-day management is delegated to the executive officers of Ambev, of which there are currently eleven.  The Board of Directors appoints executive officers for a three-year term, re-election being permitted.  The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders.  See “Major Shareholders and Related Party Transactions—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the directors of Ambev:

Board of Directors (1)

Name	Age	Position	Director of Ambev Since	Term Expires (2)
Victório Carlos De Marchi	73	Co-Chairman and Director	1999	2014
Carlos Alves de Brito	51	Co-Chairman and Director	2006	2014
Marcel Herrmann Telles	62	Director	1999	2014
Roberto Moses Thompson Motta	54	Director	2008	2014
José Heitor Attilio Gracioso	80	Director	1999	2014
Vicente Falconi Campos	71	Director	1999	2014
Luis Felipe Pedreira Dutra Leite	46	Director	2005	2014
Luiz Fernando Ziegler de Saint Edmond	45	Director	2008	2014
Paulo Alberto Lemann	44	Director	2011	2014

(1)           Victório Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by Fundação Zerrenner, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by A-B InBev and is also a Chief Executive Officer of A-B InBev.  A-B InBev appointed six additional directors—Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Vicente Falconi Campos and Paulo Alberto Lemann.  Fundação Zerrenner appointed one additional director — José Heitor Attílio Gracioso.

(2)           Annual General Meeting to be held in 2014.

The following are brief biographies of each of Ambev’s directors:

Victório Carlos De Marchi.  Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev.  Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000.  Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of Fundação Zerrenner.  Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Vicente Falconi Campos.  Mr. Campos is a member of the Board of Directors of Ambev.  He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial (“INDG”) Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz.  He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines.  His principal business address is Av. do Contorno, 7962, 10th floor, Belo Horizonte, Brazil.

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

Paulo Alberto Lemann.  Mr. Lemann is a member of the Board of Directors of Ambev.  He is also the co-founder of Pollux Capital, an asset management firm.  Mr. Lemann has been managing hedge funds since 1997.  Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York.  He was also an analyst at Dynamo Administração de Recursos, an asset management firm.  Currently, he is a member of the Board of Diretors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil. His principal business address is Rua Visconde de Pirajá 250, 7º andar, Ipanema, Rio de Janeiro, Brazil.

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev:

Name	Age	Position	Election Date	Term Expires(1)
João Mauricio Giffoni de Castro Neves	45	Chief Executive Officer	2009	2013
Nelson José Jamel	40	Chief Financial Officer and Investor Relations Officer	2009	2013
Ricardo Tadeu Almeida Cabral de Soares	35	Sales Executive Officer	2008	2013
Márcio Fróes Torres	43	Industrial Executive Officer	2007	2013
Milton Seligman	60	Corporate Affairs Executive Officer	2005	2013
Pedro de Abreu Mariani	45	General Counsel	2005	2013
Ricardo Manuel Frangatos Pires Moreira	41	Soft Drinks Executive Officer	2008	2013
Vinícius Guimarães Barbosa	44	Supply Executive Officer	2011	2013
Sandro de Oliveira Bassili	41	People and Management Executive Officer	2011	2013
Jorge Pedro Victor Mastroizzi	42	Marketing Executive Officer	2011	2013

(1)      December 31, 2013.

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

Vinícius Guimarães Barbosa.  Mr. Barbosa is Ambev’s Supply Executive Officer. During the last five years he has held various positions in the Company as well as A-B InBev, such as Regional Director in Brazil (States of Rio de Janeiro and Minas Gerais), Logistics Executive Officer for Canada and Global Operations and Logistics Vice President.  He has a degree in engineering from Universidade Federal do Rio de Janeiro and holds an MBA from IBMEC. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

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

Jorge Pedro Victor Mastroizzi.  Mr. Mastroizzi is Ambev’s Marketing Executive Officer.  He has worked in various positions in the Company, including Exports and Marketing Manager for LAS and, in 2008, International Officer for LAS.  He has a degree in business administration from Universidad de Buenos Aires and a specialization from the Wharton School of the University of Pennsylvania.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, Brazil.

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2011 for services in all capacities amounted to R$56.1 million (fixed and variable remuneration and share-based payment), as presented below.

MANAGEMENT’S REMUNERATION
2011 (in thousand R$)
Entity	Nº Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefit	Termin-ation Benefits	Share-based Pay-ment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for sitting on Committees	Others	Bonus	Profit Sharing	Remunera-tion for attending meetings	Commissions	Others
Board of Directors	10	3,476	-	-	1,614	2,856	-	-	-	-	-	-	5,691	13,637
Executive Board	9	7,419	211	-	1,819	6,550	-	-	-	-	-	-	26,473	42,473
	19	10,895	211	-	3,433	9,406	-	-	-	-	-	-	32,164	56,110

In addition, members of the Board of Directors and Executive Officers received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care.  Such benefits were provided through Fundação Zerrenner.  The Board of Directors and Executive Officers also received benefits pursuant to Ambev’s pension and stock ownership plan.  For a description of these plans see note 24 of our consolidated financial statements.

No shares were acquired from our Directors and Executive Officers in 2011.

Stock Ownership Plan

Under the Company Stock Option Plan (“Plan”), senior employees and management of either the Company or its direct or indirect subsidiaries (“Beneficiaries”) are eligible to receive stock options for shares issued by the Company.  They may also be offered American Depositary Receipts (“ADRs”).  As of December, the Plan, combined with the previous stock ownership plan of the Company, had outstanding rights to acquire 31.3 million shares of Ambev, and included 500 people (including managers and employees).

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

From 2003 onwards, due to the 2002 adoption of the Sarbanes-Oxley Act in the USA, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan.  However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof.  Prior to the alterations to the Plan in 2006, the Company had approved 13 programs.  Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% in addition to restatement by the IGP-M.

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

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company.  Should the beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options.  In terms of the remaining 50% of the profit sharing, the beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits).  The beneficiary may also decide not to exercise any Lot B.  In addition, Participants under the Plan who used 50% of their bonus to acquire the Lot A Shares and use 25% or 50% of their remaining net bonus in the purchase of our preferred shares or ADSs (the “Lot B shares”) are entitled to a number of options (the “Options”) calculated by dividing the amount invested in the Lot B shares (before tax) by the exercise price of the Lot A shares, and then multiplying the product of such division by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%).  The exercise price of the Lot B shares corresponds to the price of Lot A shares with a ten percent discount.  The exercise price of the Options corresponds to the price of Lot A shares, being deducted the value of the dividends and interest on shareholders’ equity effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof.  Lot B shares are subject to a five-year lock-up.  The vesting of the Options is subject to the following conditions being met:

•         The Participant shall hold the Lot A shares for at least three years and Lot B shares for at least five years; and

•         The Company shall meet certain performance measures.  The right to exercise the Options is forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the Options.  The Options expire if not exercised within five years from vesting (i.e., ten years from the date the Lot B shares are acquired).

In 2010, the Plan was amended and the Company began to work with a new stock options model, which is comprised of two grants: (i) under the first type, the beneficiary may decide to allocate 30%, 40%, 60%, 70% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company, whereas a substantial part of the shares acquired will be delivered in five years, as from the corresponding grant date, during which the beneficiary must remain working for the Company or any other company within its group; (ii) under the second type, the beneficiary may exercise the options granted only after a period of 5 years as from the corresponding grant date.  Further, the vesting of such options are not subject to performance measures, however, the right to exercise such options may be forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the options.  Under this model, four programs were approved respectively at Board of Directors Meetings held on August 19, 2010 (“2010.2 Program”) – contemplating both grants –, November 30, 2010 (“2010.3 Program”) – contemplating the second type of grant –, February 28, 2011 (“2011 Program”) – contemplating the first type of grant – and November 25, 2011 (“2011.2 Program”) – contemplanting the second type of grant.

On December 22, 2010, the Board of Directors also approved the grant of additional stock options for employees retreating to the EUA who waive, in relation to their existing stock options under the programs created by the Company since 2005, to the right to deduct, from the exercise price, the dividends paid by the Company between the grant date and the exercise date.

Additionally, on August 26, 2011, the Board of Directors, seeking to create a long term incentive (wealth incentive) for certain senior employees and management considered as having high potential, approved the grant of Share Appreciation Rights (phantom stocks) to certain employees, pursuant to which the beneficiary shall receive two separate lots of phantom stocks – Lot A and B – subject, respectively, to lock-up periods of five and ten years.  On the 5 or 10-year anniversary of the granting of such lots, as case may be, the beneficiary that remained working for the Company or any other company within its group shall receive, in cash, the amount corresponding to the closing price of preferred shares or ADRs issued by the Company at the BM&F Bovespa or NYSE, in the trading session of the day immediately preceding such anniversary, whereas each phantom stock shall correspond to one preferred share or ADR, as case may be.  Such Share Appreciation Rights shall not give the beneficiary the right to receive any shares or ADRs issued by the Company, which shall only serve as basis for the calculation of the cash incentive to be received by such beneficiary, nor shall it be subject to any exercise by the beneficiary.  Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, such as resignation or dismissal prior to each anniversary.

A-B InBev Exceptional Stock Option Grants

On November 25, 2008, A-B InBev’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to Ambev executives.  Each option gives the grantee the right to purchase one existing common share of A-B InBev at an exercise price of EUR 10.32, which corresponded to the fair value of A-B InBev share at the time of granting of the options.  Half of the options have a duration of 10 years as from granting and will become exercisable on January 1, 2014.  The other half have a duration of 15 years as from granting and will become exercisable on January 1, 2019.  The exercise of the options is subject, among other things, to the condition that a performance test will be met by A-B InBev, namely if A-B InBev’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013.  Specific forfeiture rules apply in case of employment terminations.  Such grant was confirmed on April 28, 2009, by A-B InBev’s annual general shareholders’ meeting.

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

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the IAPP.  IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government social security system provides to our employees.  IAPP was established solely for the benefit of our employees and its assets are held independently.  IAPP is managed by the IAPP Council Board (Conselho Deliberativo), which has three members, two of which are appointed by Ambev, and one member represents the employees and retired employees.  The IAPP Executive Board (Diretoria Executiva) has three members, all of which are appointed by the IAPP Council Board.  IAPP also has a Fiscal Council with three members, two of which are appointed by Ambev and one member represents the employees and retired employees.

Any employee after being hired may opt to join the defined contribution plan.  When pension plan  members leave Ambev, before retirement, but having contributed at least three years to the IAPP plan, they have some options such as: (a) have their contributions refunded, (b) transfer their contributions to a bank or insurance company, (c) keep their investment in IAPP to be paid in installments, and (d) keep contributing to IAPP for future retirement under the existing terms.  In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

Prior to May 1998, when the defined contribution plan was launched, there was only a defined benefit plan.  At the time of adoption of the defined contribution plan, active participants were given the option either to remain in the defined benefit plan, or transfer their accumulated benefits to the defined contribution plan.  The defined contribution plan covers substantially all new employees.

As of December 31, 2011, we had 4,202 participants in our pension plans, including 775 participants in the defined benefit plan, 3,427 participants in the defined contribution plan, and 1,250 retired or assisted participants.

The Plan assets are comprised mainly of equity securities, government and corporate bonds and properties.  All benefits are calculated and paid in inflation-indexed Reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2011, the Company recorded liabilities for pension plan benefits, as described in note 23 to our financial statements.

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

We provisioned R$162.5 million under these programs amounted for the year ended December 31, 2011, and R$229.0 million for the year ended December 31, 2010, and R$439.0 million for the year ended December 31, 2009.

C.            Board Practices

During 2011 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States and Mexico.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Audit Committee (Conselho Fiscal)

At Ambev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment to our bylaws to make the Conselho Fiscal a permanent body.  The following members were appointed to the Conselho Fiscal at Ambev’s general and extraordinary meeting held on April 29, 2011, for a term expiring upon the general shareholders’ meeting of 2012: Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti and Mário Fernando Engelke, and, as alternates, respectively, Ary Waddington, Emanuel Sotelino Schifferle and Eurípedes de Freitas.  All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of the Board members have been in office for several years being re-elected for a new 3-year term at the general shareholders’ meeting held on April 29, 2011.  The Board members use their extensive knowledge of the business to ensure that Ambev reaches its long-term goals and maintains its short-term competitiveness.  Moreover, the Board of Directors ensures that Ambev pursues its short-term business goals without compromising our long-term growth, while at the same time ensuring that Ambev’s corporate values are practiced.

The Company’s Co-Chairmen of the Board of Directors and the Chief Executive Officer are separate positions held by different people.  The Board of Directors is supported in its decision-making by the following committees:

Operations, Finance and Compensation Committee

The Operations, Finance and Compensation Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team.  The Operations, Finance and Compensation Committee’s responsibilities are to:

▪         Present medium and long-term planning proposals to the Board of Directors;

▪         Analyze and issue an opinion on the decisions of the Board of Directors regarding the compensation policies for the Board of Directors and Executive Management, including their individual compensation packages, in order to assure that the members of the Board and Executive Management are being adequately motivated to reach an outstanding performance in return for a proper compensation;

▪         Monitor the Investors Relations strategies and the performance of the Company’s rating, as issued by the official rating agencies;

▪         Monitor the evaluation of the Executive Officers, high management and their respective succession plans;

▪         Analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters;

▪         Analyze and monitor the Company’s annual investment plan;

▪         Analyze and monitor growth opportunities;

▪         Analyze and monitor the Company’s capital structure and cash flow; and

▪         Analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

Current members of the Committee are Messrs. Victório Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito.  Throughout the year, the Operations and Finance Committee holds at least four meetings.  The members of the Committee are elected by the Board of Directors.

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

Current members of the Compliance Committee are Messrs. Victório Carlos De Marchi (Chairman), José Heitor Attilio Gracioso and Bolívar Moura Rocha.  The president of the Conselho Fiscal also attends the Compliance Committee meetings, however does not take part in the Committee’s decision-making process.

Differences Between the United States and the Brazilian Corporate Governance Practices

The SEC approved in November 2003 the new corporate governance rules established by the NYSE.  According to these rules, foreign private issuers that are listed on the NYSE must disclose the significant differences between their corporate governance practices and those required by the NYSE’s regulations for U.S. companies.

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

In addition, we are not required under the Brazilian Corporate Law to have, and accordingly we do not have, a nominating committee or corporate governance committee.  According to the Brazilian Corporate Law, Board committees may not have any specific authority or mandate since the role of the full Board of Directors may not be delegated.  The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

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

D.            Employees

As of December 31, 2011, Ambev and its subsidiaries had 46,503 employees, approximately 57% of whom were engaged in production, 40% of whom were engaged in sales and distribution and 3% of whom were engaged in administration.

The following table sets forth the number of Ambev and its subsidiaries´ employees of as of the end of the years indicated:

Employees as of December 31,
2011	2010
46,503	44,924

The following table shows the geographical distribution of Ambev’s employees as of December 31, 2011:

Geographical Distribution of Ambev Employees as of December 31, 2011
Location	Number of Employees
Latin America North	33,077
Brazil	29,684
Dominican Republic	1,635
Peru	1,364
Ecuador	246
Guatemala	148
Latin America South	8,641
Argentina	5,350
Paraguay	668
Bolivia	1,592
Uruguay	621
Chile	410
Canada	4,785
Total	46,503

Industrial Relations

All of Ambev’s employees in Brazil are represented by labor unions, but only less than approximately 5% of its employees in Brazil are actually members of labor unions.  The number of administrative and distribution employees who are members of labor unions is not significant.  Salary negotiations are conducted annually between the workers’ unions and Ambev.  Collective bargaining agreements are negotiated separately for each facility or distribution center.  Ambev’s collective bargaining agreements have a term of one year, and Ambev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements.  We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-ex, Latin America South and Canadian operations.

Health and Severance Benefits

In addition to wages, Ambev’s employees receive additional benefits.  Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily granted.  The benefits packages of Ambev’s employees in Brazil consist of benefits provided both by Ambev directly and through Fundação Zerrenner, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost.  Ambev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporate Law and Ambev’s bylaws, to support Fundação Zerrenner in this regard.

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

E.            Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of December 31, 2011:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victório Carlos De Marchi (1)	*	*
Carlos Alves de Brito (2)	*	*
Marcel Herrmann Telles (3)	*	*
Roberto Moses Thompson Motta	*	*
José Heitor Attílio Gracioso (4)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
Paulo Alberto Lemann	*	*
*
João Mauricio Giffoni de Castro Neves	*	*
Nelson José Jamel	*
Ricardo Tadeu Almeida Cabral de Soares	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Ricardo Manuel Frangatos Pires Moreira	*	*
Vinícius Guimarães Barbosa	*	*
Márcio Fróes Torres	*	*
Sandro de Oliveira Bassili	*	*
Jorge Pedro Victor Mastroizzi	*	*

*              Indicates that the individual holds less than 1% of the class of securities.

(1)           Mr. De Marchi is a trustee of Fundação Zerrenner.  For information regarding the shareholding of Fundação Zerrenner, see “Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(2)           Mr. Brito is a trustee of Fundação Zerrenner.  For information regarding the shareholding of Fundação Zerrenner, see “Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(3)           Does not include shares owned through interest in A-B InBev.  Mr. Telles is part of the controlling group of A-B InBev, and is also an intervening party to the Ambev Shareholders’ Agreement.  See “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.  Mr. Telles is also a trustee of Fundação Zerrenner.  For information regarding the shareholdings of Fundação Zerrenner, see “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

(4)           Mr. Gracioso is a trustee of Fundação Zerrenner.  For information regarding the shareholding of Fundação Zerrenner, see “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

On June 29, 2007, at an Extraordinary Shareholders Meeting, shareholders approved a reverse stock split of our common and preferred shares at a ratio of 1/100.  As a result, each ADS represents one common or preferred share, as the case may be.  In this sense, the number of the Company’s shares was amended to 345,054,728 common shares and 279,362,507 preferred shares at that time.

On December 17, 2010, at an Extraordinary General Meeting, shareholders approved a stock split, pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the amount of the Company’s capital stock.  Each ADR continued to be represented by one common or preferred share, as the case may be.

As of December 31, 2011, Ambev had 1,750,624,933 common voting shares and 1,366,564,269 preferred shares outstanding (excluding treasury shares).  Ambev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share.  As of December 31, 2011, there were 296,470,791 preferred ADSs outstanding (representing 296,470,791 preferred shares) and 4,392,237 common ADSs outstanding (representing 4,392,237 common shares).  Ambev ADRs are issuable by The Bank of New York Mellon pursuant to deposit agreements for common and preferred shares.

Control

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of A-B InBev and Fundação Zerrenner, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares), as of December 31, 2011.

A-B InBev indirectly holds shares of Ambev common stock that represent approximately 74.0% (as of December 31, 2011) of the total voting power of Ambev’s capital stock (excluding treasury shares).  A-B InBev thus has control over Ambev, even though (i) A-B InBev remains subject to the Ambev Shareholders’ Agreement with Fundação Zerrenner, and (ii) A-B InBev is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders.  For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Share Buyback

In 2011, we acquired 1,253,294 preferred and 109,190 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$63,3 million.

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

(*)           On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital.  Each ADR will continue to be represented by one common or preferred share, as the case may be.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Ambev’s Major Shareholders

The following table sets forth information as of December 31, 2011, with respect to any person known to Ambev to be the beneficial owner of 5% or more of Ambev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of NewYork Mellon – ADR Department (1)	4,392,237	0.2%	296,470,791	21.7%
Interbrew International B.V	1,143,535,365	65.3%	518,136,058	37.9%
AmBrew S.A	152,753,103	8.7%	100,211,005	7.3%
Fundação Zerrenner (2)	299,077,066	17.1%	—	—
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	18,790,965	1.1%	82,341,885	6.0%

(1)      Represents the number of shares held in the form of ADSs.  The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)      Messrs. Telles, Brito, Dutra, De Marchi and Gracioso, directors of Ambev, are also trustees of Fundação Zerrenner.

For a description of our major shareholders’ voting rights, see “—Ambev Shareholders’ Agreement”.

Ambev Shareholders’ Agreement

A-B InBev (through AmBrew S.A. and InterBrew International B.V.), Fundação Zerrenner, as well as Ambev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement (the “Ambev Shareholders’ Agreement”) with respect to the voting of the shares of Ambev and the voting by Ambev of the shares of its subsidiaries, among other matters.

The Ambev Shareholders’ Agreement was originally signed in July 1999 and amended in March 2004.

The following discussion relates to the Ambev Shareholders’ Agreement, as modified by the amendment.

Management of Ambev

Although each common share of Ambev entitles shareholders to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s controlling shareholders, Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V., have the ability to elect the majority of Ambev’s directors.  Because the election of any director by minority (non-controlling) shareholders would require, under Law 6,404/76, at the time of execution of the Ambev Shareholders’ Agreement, the adoption of a cumulative vote procedure, the provisions of the Ambev Shareholders’ Agreement on the management of Ambev were based on the assumption that no directors will be elected by minority shareholders of Ambev.

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

Presently, under the Ambev Shareholders’ Agreement, as amended, each of Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of Ambev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of Fundação Zerrenner, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, may appoint up to two observers to attend Ambev’s board meetings, without voting rights.  The boards of directors of Ambev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted.

Fundação Zerrenner will have the right to appoint four directors and their respective alternates to the boards of directors of Ambev and its subsidiaries, so long as it maintains ownership of common shares that Fundação Zerrenner held as of July 1, 1999, when the Ambev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and reverse stock splits).  At that time, Fundação Zerrenner held 459,521,728 common shares, which has since been adjusted for the five-for-one stock split that took effect in October 2000, the share dividend that took effect in May 2005, the reverse stock split of June 2007 as well as the stock split approved on December, 2010.  Fundação Zerrenner appointed two of the members of our current Board of Directors.  Fundação Zerrenner is not allowed under the Ambev Shareholders’ Agreement to appoint more than four directors in the event that its holding of Ambev common shares increases.  Fundação Zerrenner will always be entitled to appoint at least one director as long as it holds a minimum of 10% of Ambev’s voting shares.  AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of Ambev and its subsidiaries, in a number proportionate to the number of members appointed by Fundação Zerrenner.  Such proportion is based on the ratio between Fundação Zerrenner’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of Ambev.

The Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties, one appointed by Fundação Zerrenner and the other jointly by AmBrew S.A. and Interbrew International B.V.  In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of Ambev.

Each of Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V., may remove a director that it has appointed to the Board of Directors of Ambev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The Ambev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within Ambev’s Board of Directors, with the purpose of looking into specific matters, which analyses require that their members have specific technical knowledge.  The Operations, Finance and Compensation Committee and the Compliance Committee are currently active.  See “Directors, Senior Management and Employees—Board Practices”.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of Ambev or its subsidiaries, Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V. have agreed to endeavor first to reach a consensus with respect to voting their common shares of each of Ambev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted.  The Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of Ambev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of Ambev voting common shares, which currently is constituted of AmBrew S.A. and Interbrew International B.V.  However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “Management of Ambev”, and with respect to matters which require unanimous approval by Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V., as follows:

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

The Ambev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter.  The Ambev Shareholders’ Agreement provides that any votes cast by Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V., or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

Transfer of Shares

The Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of the shares subject to the Agreement (common shares):

▪         Fundação Zerrenner, AmBrew S.A. and Interbrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares, during the term of the agreement, through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the Ambev Shareholders’ Agreement, and (ii) not to create any type of encumbrance on their shares, without the prior written consent of Fundação Zerrenner, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of Fundação Zerrenner;

▪         In the event that the shares of Ambev owned by Fundação Zerrenner, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not removed or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party.  This offer will remain open for 30 days, and the price for the Ambev shares will be the lesser of either (i) the book value of the Ambev shares, as per the latest audited balance sheet of Ambev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M inflation index or (ii) the average quoted market price of the Ambev shares on stock exchanges in the 20 days prior to the petition for removal or waiver of the restriction.  If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the shares.  If the obligations in respect of such restriction were lower than the price for the Ambev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev shares and the obligations in respect of such restriction; and

▪         If any of Fundação Zerrenner, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other hand, intends to dispose of subscription rights relating to Ambev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

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

B.            Related Party Transactions

Material Related Party Transactions

Ambev and Affiliated Entities

We engage in (i) the purchase and sale of raw material with affiliated entities and (ii) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated), as described in note 31 to our financial statements.  Pursuant to the legal, regulatory and statutory provisions concerning related party transactions, the transactions described below were carried out on an arm’s length basis.

Ambev and Fundação Zerrenner

Medical, Dental and Social Assistance

One of the activities of Fundação Zerrenner, as described in its bylaws, is to provide medical and dental assistance to employees and executive officers (including dependents) of Ambev and its subsidiaries.

Label Production

Ambev has entered into a lease agreement with Fundação Zerrenner, pursuant to which Ambev leased and is operating Fundação Zerrenner’s assets used to produce our labels.  We began operating such assets in June 2008.

Leasing

The Fundação Zerrenner leases to Ambev two commercial properties, with a total annual payment of R$6.4 million with maturity in January 28, 2013.

Ambev and Employees

Before January 1, 2003, Ambev had deferred payment stock option plans.  See “Directors, Senior Management and Employees—Employees—Stock Ownership Plan”.  Such option was removed from the stock ownership plans subsequent to the enactment of the Sarbanes-Oxley Act.  Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested.  The current Stock Ownership Plan is the result of a revised text approved in Ambev’s Extraordinary General Meeting of April 28, 2010.

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

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and, further, certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua.  Ambev also has A-B InBev’s subsidiary Metal Container Corp. as one of its can suppliers.

Special goodwill reserve

As a result of the merger of InBev Brasil into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM’s Normative Ruling No. 319/99.  Such amortization will be carried out within the next ten years following the merger.  As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between Ambev, InBev Brasil and InBev(as it was then denominated) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of its controlling shareholder, with the remaining 30% being capitalized in  Ambev without the issuance of new shares to the benefit of all shareholders.  Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders approval, capital increases through the partial capitalization of the goodwill premium reserve.  Accordingly, Interbrew International B.V. and AmBrew S/A, which are subsidiaries of A-B InBev, have subscribed shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all shareholders.  The Protocol and Justification of the Merger also provides, among other matters, that A-B InBev shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Brasil’s merger referred to above. See “Item 8.A – Tax Matters – Special Goodwill Reserve”.

Indemnification Agreement

In the context of the Department of Justice’s antitrust review of A-B’s acquisition by InBev (as it was then denominated), Ambev and InBev entered on November 13, 2008, into an indemnification agreement pursuant to which InBev agreed to indemnify Ambev under certain circumstances arising from the perpetual license of Labatt branded beer to KPS for consumption in the U.S. and the interim supply of Labatt branded beer to KPS for consumption in the U.S.

A-B InBev and Intra-group Companies

In January 2005, InBev (as it was then denominated) and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Financial Statements”.

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters.  To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$10,609.6 million as of December 31, 2011.  Our estimates are based on reasonable assumptions and assessment of external legal counsel, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, please see notes 26 and 30 of our consolidated financial statements.

Tax Matters

As of December 31, 2011, the Company and its subsidiaries had several tax claims pending, including judicial and administrative proceedings.  Most of these claims relate to ICMS (Imposto sobre Circulação de Mercadorias e Serviços, which is a state value-added tax levied on goods and services), the IPI excise tax, and income tax and social contributions.  As at December 31, 2011, we have made provisions of R$259 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2011, there were also tax proceedings with a total estimated possible risk of loss of R$9.5 billion.

In order to carry out certain activities, including obtaining BNDES financings, obtaining certain tax incentives or registering the sale of real estate, Ambev, in common with other Brazilian companies, is required to obtain federal and state tax and social security good standing certificates, which are normally valid for six months.  In circumstances in which such certificates are not issued by the competent authority on the basis of the existence of tax claims that we believe are without merit or need further information, we have sought court injunctions requesting such certificates to be issued.  As of December 31, 2011, we had court bonds (cartas de fiança) issued in connection with such injunctions in the amount of approximately R$358 million.  Court bonds are a means provided for by Brazilian law to guarantee amounts under dispute in a given litigation, including the request for injunctive relief.  In the event that we lose the litigation, the court bond will be used to pay the amounts owed by us and we will have to reimburse the financial institution that issued such court bond.

Value Added Tax, Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income.  We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional.  In November 2005, a leading case unrelated to Ambev was adjudicated by the Brazilian Supreme Court in favor of taxpayers.  As of December 31, 2011, we had provisions in connection with cases still pending in the amount of R$50 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998.  These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of approximately R$309 million as of December 31, 2011, which we have treated as a possible loss.  Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Between 2000 and 2004, certain third-party distributors of Londrina (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of IPI.  These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors.  As of December 31, 2011, Londrina had a provision of R$19 million with respect to such claims.  We believe R$190 million is considered as a possible loss.

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes.  Brahma, which has since been succeeded in a series of corporate restructuring transactions by Ambev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid in 1996.  The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution in 1999 up to the amount not deducted in 1996 (approximately R$77 million as of December 31, 2011).  Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount.  Brahma presented its defense and is waiting for a final decision by the administrative court.  Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction.  Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied.  The provision made in connection with this case was reversed in 2009 as external counsel established that even if Ambev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholders’ equity made by Ambev in 1996.

Profits generated abroad

During the first quarter 2005, certain of our subsidiaries received a number of assessments from Brazilian Federal Tax Authorities relating to profits obtained by subsidiaries domiciled abroad,.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to Ambev, and in connection with the remaining part, the Company filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev estimates the total exposures.   After this decision, we estimate the total exposures of possible losses in relation to these assessments to be approximately R$2.5 billion at December 31, 2011.  Based on the advice of external counsel, we have not recorded any provision in connection therewith.

Income Tax – Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers.  Based on the advice of external counsel, we have not recorded any provision in connection therewith.

We estimated the total exposures of possible losses in relation to these assessments to be approximately of R$516 million, at December 31, 2011.

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency (“CRA”) for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev.  These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009.  Part of the amount settled, corresponding to transactions made before to the merge of Labatt into Ambev, was reimbursed by A-B InBev.

In relation to the same issue, Labatt received another tax assessment on its valuations of intercompany transactions amounting to C$158 million.  The company is appealing this tax assessment.  In the event Labatt would be required to pay these amounts, the totality will be reimbursed by A-B InBev.

Tax Amnesty and Refinancing Program

We enrolled in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits.  Under this program, we agreed to pay R$374.8 million in 180 monthly installments, as from June 2011.  As of December 2011, the total amount due relating to such Program is of R$288 million, registered under “Other taxes, charges and contributions”.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian Federal Tax Authorities (Secretaria da Receita Federal do Brasil) related to the goodwill amortization resulting from Inbev Brasil’s merger referred to on “Item 7.B – Related Party Transactions – Special Goodwill Reserve”.  The Company presented its defense in January 2012, and awaits the first administrative level decision (Delegacia Regional de Julgamento da Secretaria da Receita Federal do Brasil de São Paulo).  Management, taking into consideration the external counsel opinion, estimates possible losses in relation to this assessment to be approximately R$3.5 billion as of December 31, 2011 and made no provision in connection therewith.  In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs .

Labor Matters

As of December 31, 2011, the Company and its subsidiaries are involved in approximately 4,761 legal proceedings with former and current employees, mainly relating to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution.  We have made provisions totaling R$195 million as of December 31, 2011.  In Brazil, where the Company is involved in 4,091 legal proceedings, it is not unusual for a company to be a defendant in a large number of labor claims.

As of December 31, 2011, we had approximately 10 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$7.5 million.  These claims are classified as having a possible chance of loss and claim, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2011, we had 5,373 civil claims pending in Brazil, including distributors and product-related claims.  We are the plaintiff in 1,564 and the defendant in 3,667 of these claims.  We have established provisions totaling R$24.8 million for the Company and its subsidiaries as of December 31, 2011, in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from Ambev, claiming that Ambev signed up entertainer  Zeca Pagodinho while he was still contractually bound with Schincariol.  On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007.  Based on the advice of external counsel, we have not recorded a provision in connection with such proceeding. Schincariol’s appeal is waiting to be decided before the Appellate Court.

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

We have been notified of seven claims from 12 holders arguing that they would be entitled to those rights.  Two of them were ruled favorably to Ambev by the appellate court of the State of São Paulo. A third one was settled.  Of the four other claims, Ambev recently received a favorable ruling in one claim by a court of first instance in Rio de Janeiro and the appellate court of the State of Rio de Janeiro ruled against Ambev in the other three claims. We have appealed to the Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro and a final decision will be ruled by a group of judges from the same court.

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The judgement of this appeal has already started with three favorable votes to Ambev. In addition, one of the Judges voted against Ambev and the last Judge is expected to vote in the next few months.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe which are the warrants object of those six proceedings represented, on December 31, 2011, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$272 million.

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

Ambev has established provisions in the amount of approximately R$12 million in connection with these claims as of December 31, 2011, based on the advice of external legal counsel.

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

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee.  Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision was partially suspended.

On March 29, 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva currently Chief Sales Officer of A-B Inbev and Ricardo Tadeu Almeida Cabral de Soares, currently Sales Executive Officer of Ambev.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently the fourth largest beer producer in Brazil and a part of the Femsa Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programmes and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006.  On December 9, 2008, the SDE registered two administrative proceedings to investigate the alleged practices.  Our preliminary responses were filed before SDE on February 18, 2009, and on January 16, 2012.

630ml Bottle

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed of Schincariol and Petrópolis –two large competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our 630ml returnable bottle launched under the Skol  brand in the State of Rio de Janeiro and under the Bohemia  brand in the State of Rio Grande do Sul.  On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol  bottle.  These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all other producers.  On May 27, 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by Ambev.  Due to an appeal filed by Ambev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by Ambev in the states of Rio de Janeiro and Rio Grande do Sul, as long as Ambev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles.  On November 3, 2010, CADE unanimously approved an agreement with Ambev on the subject-matter, pursuant to which Ambev has ceased, on August 1, 2011, the use of exclusive 630ml returnable bottles and maintained a system to change such bottles with competitors and points of sale until February 1, 2012.  No financial contributions were made by Ambev in connection therewith.  In March 2012, after complying with the terms of the agreement, Ambev filed a case dismissal request before CADE and the Company is currently awaiting CADE’s response.

1L Bottle

On August 20, 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging our new proprietary one litre returnable bottle launched under its main brands.  The Association claims that Ambev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale.  In response, on September 14, 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the one litre format.  On October 28, 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue.  In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one litre bottle could potentially create lock-in effects.  On December 24, 2010, SDE issued its opinion recommending the dismissal of the case stating that: (i) Ambev is free to decide whether or not it participates in common bottle exchange system, (ii) Ambev is not required to help competitors, and (iii) innovation moves – including new bottles – are pro-competitive.  In December 2011, CADE's Attorney General issued his opinion, which is in line with SDE's opinion referred to above.  In February 2012, the Federal Public Prosecutor issued his opinion against Ambev’s 1L bottle.  The case shall now be decided by CADE.

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that Ambev engaged in the following anticompetitive practices: (i) predatory prices; (ii) restriction of competitors’ access to shelf space in supermarkets; (iii) exclusivity agreements with strategic points of sales; and (iv) adoption of a proprietary reusable glass bottle.  In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices.  The case is still under the analysis of SDE which will decide whether or not to initiate an administrative proceeding to further investigate the Company.

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

After the approval of the acquisition of Cintra in 2008, SDE initiated an administrative proceeding to investigate the closing in 2009 of a Cintra plant in the City of Mogi-Mirim, in the State of São Paulo.  SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by Ambev to SDE during the report of the Cintra acquisition.  Ambev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by Ambev.  In February 2012, SDE issued its opinion recommending that CADE should review the operation or fine Ambev due to inconsistent information regarding Cintra’s plants.  In February 2012, SDE issued its opinion recommending CADE should review the operation and/or fine Ambev due to allegedly inconsistent information regarding Cintra’s plants.

Environmental matters

Riachuelo

We have challenged certain eviction orders received in November 2009, from the Government of the City of Buenos Aires and in October 2010, from the Autoridad de Cuenca Matanza Riachuelo (“Acumar”, an environmental authority), which were aimed at ordering the removal of all existing construction allegedly preventing the construction of a towpath along the riverside of the Riachuelo River, in the city of Buenos Aires.  In the event we are unable to successfully defend our property rights against these eviction orders, the operations of our soft drinks plant and distribution center located in Pompeya, City of Buenos Aires, by the riverside of the Riachuelo River, may be severely jeopardized.

In April 2011, the Government of the City of Buenos Aires agreed to our proposal to adapt the layout of the plant and to relocate the distribution center. In July and in December 2011, the First Instance Federal Judge of Quilmes, in charge of enforcing all of these court dossiers, inspected the premises and informally validated the revised layout. We maintain our litigation strategy ready to be immediately deployed if necessary to protect our property rights.

The Government of the City of Buenos Aires and Acumar argue that the eviction orders issued against all owners of real estate whose properties lie along the riverside of the Riachuelo River (including our Argentinean subsidiary) are based on resolutions issued by the Argentine Supreme Court of Justice in an environmental complaint initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the City of Buenos Aires and more than forty corporate entities (including our Argentinean subsidiary). In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the City of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that Acumar would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.

Others

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB, a predecessor of Ambev, was using the waste disposal site of the city as a disposal for toxic garbage.  In September 2003, we presented our response with all the evidences we had.  This case is still pending an agreement between the State and Ambev.

The Public Attorney of the State of Rio de Janeiro has requested on December 12, 2003, the initiation of a civil investigation to investigate anonymous reports of pollution allegedly caused by Nova Rio, Ambev’s beer plant located in the state of Rio de Janeiro.  Currently this investigation is in the discovery phase.  Ambev expects this investigation to be dismissed as it has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages.  Simultaneously, the police of Rio de Janeiro have requested the initiation of a criminal investigation on June 2, 2003, to investigate the author of the alleged crime, which is also in the discovery phase.  Ambev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigations on reports made by local population of pollution around the plant.  Ambev reached a settlement with the Public Prosecutor of Viamão on June 12, 2007.  In February 2009 the investigation was suspended for a period of three years in order to be certified that the settlement was entirely accomplished by Ambev. The Company expects this case will be dismissed by the end of 2012.

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

B.            Significant Changes

Except as otherwise disclosed in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2011.

ITEM 9.                THE OFFER AND LISTING

A.            Offer and Listing Details

Not applicable.  Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in Item 9.C.

B.            Plan of Distribution

Not applicable.

C.            Principal Market and Trading Market Price Information

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

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Annual
2011	54.60	35.67	67.30	42.28
2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03
2008	26.60	14.40	29.36	17.20
2007	28.52	18.44	29.20	20.49
Quarterly
2012
First Quarter	66.90	51.00	80.10	63.50
20102 2011
First Quarter	43.51	35.68	51.21	42.30
Second Quarter	44.10	38.48	51.90	45.00
Third Quarter	46.30	36.97	57.00	44.10
Fourth Quarter	54.60	44.50	67.30	55.30
20102 2010
First Quarter	31.85	27.61	37.28	32.60
Second Quarter	32.97	27.65	37.99	32.50
Third Quarter	35.56	30.60	42.19	35.60
Fourth Quarter	43.40	36.00	50.76	41.60
2009
First Quarter	18.56	15.16	22.40	18.03
Second Quarter	22.09	18.06	26.56	21.84
Third Quarter	25.30	21.02	29.25	25.10
Fourth Quarter	30.00	25.73	34.98	29.80
2008
First Quarter	26.60	21.32	29.36	23.32
Second Quarter	24.00	19.05	27.82	20.12
Third Quarter	18.80	15.88	21.44	17.94
Fourth Quarter	18.20	14.40	22.18	17.20
2007
First Quarter	21.46	18.44	22.69	20.49
Second Quarter	28.36	21.50	28.60	22.63
Third Quarter	28.24	23.00	28.40	23.63
Fourth Quarter	28.52	24.44	29.20	24.50

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in Reais)		(in Reais)
Monthly
2012
January	54.40	51.00	67.60	63.50
February	58.12	51.97	69.10	63.63
March	66.90	57.30	80.10	68.40
2011
January	43.51	37.92	51.21	44.60
February	39.33	35.68	42.30	46.20
March	39.48	36.80	46.94	43.89
April	42.16	38.48	50.08	45.00
May	44.10	40.99	51.90	48.70
June	43.30	40.35	51.45	48.21
July	43.70	38.35	52.25	45.79
August	45.50	36.97	55.35	44.10
September	46.30	43.99	57.00	53.65
October	47.40	44.50	58.73	55.30
November	49.60	46.40	60.40	57.10
December	54.60	49.82	67.30	61.70
2010
January	31.85	29.50	37.28	34.60
February	31.50	28.71	35.90	33.15
March	30.18	27.61	35.50	32.60
April	30.47	27.65	35.00	32.50
May	30.20	28.00	35.50	33.79
June	32.97	29.70	37.99	34.60
July.	33.10	30.60	38.08	35.60
August	33.40	31.40	38.70	36.28
September	35.56	32.87	42.19	38.51
October	40.80	36.00	47.68	41.60
November	41.96	38.44	48.86	46.10
December	43.40	39.60	50.76	46.10
2009
January	17.80	15.80	21.30	18.66
February	17.18	15.84	20.40	18.65
March	18.56	15.16	22.40	18.03
April	19.79	18.06	24.70	21.84
May	22.09	19.79	26.56	24.14
June	22.09	20.60	26.56	25.02
July.	22.35	21.02	27.00	25.10
August	24.40	22.00	28.36	26.80
September	25.30	23.59	29.25	27.34
October	28.35	25.73	33.00	29.80
November	29.60	26.90	34.94	31.80
December	30.00	27.60	34.98	32.72
2008
January	24.76	21.32	26.21	23.32
February	26.60	23.20	29.36	25.60
March	26.00	23.20	28.54	26.08
April	24.00	21.40	27.82	23.97
May	23.20	20.98	26.26	22.60
June	21.20	19.05	22.97	20.12
July.	18.60	15.88	19.80	17.94
August	17.80	16.50	20.58	18.20
September.	18.80	17.10	21.44	19.15
October	18.20	14.40	21.10	17.20
November	18.00	15.70	21.86	18.60
December	18.00	15.60	22.18	19.00
2007
January	19.72	18.44	22.07	20.49
February	20.76	19.33	22.63	20.59
March	21.46	19.78	22.69	20.53
April	23.62	21.50	24.41	22.63
May	26.42	23.80	26.70	24.30
June	28.36	26.40	28.60	26.26
July.	28.24	26.40	28.40	25.90
August	27.00	23.00	27.20	23.63
September	27.16	25.34	27.10	25.46
October	28.40	27.10	29.20	27.00
November	28.52	24.44	28.60	24.50
December	26.40	24.49	27.60	25.40

ADRs

Ambev has registered two classes of ADSs pursuant to the Exchange Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share.  The ADSs have been listed on the New York Stock Exchange since September 2000 and trade under the symbols “ABV.c” (ADSs representing Ambev common shares) and “ABV” (ADSs representing Ambev preferred shares).

As of December 31, 2011, there were 50 registered holders of our common ADSs, with 4,392,237 ADSs outstanding.  As of December 31, 2011, there were 50 registered holders of our preferred ADSs, with 296,470,791 ADSs outstanding.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange.  All shares prices have been restated to reflect Ambev’s stock bonus and the reverse stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S.$ )		( in U.S.$ )
Annual
2011	29.08	21.64	36.26	25.65
2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42
2008	15.95	6.01	17.64	7.30
2007	16.00	8.53	16.50	9.55

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	( in U.S. $ )		( in U.S. $ )
Quarterly
2012
First Quarter	36.54	27.52	44.10	34.48
2011
First Quarter	26.65	21.64	31.79	25.65
Second Quarter	28.57	24.09	33.73	28.86
Third Quarter	29.04	22.66	35.64	27.98
Fourth Quarter	29.08	23.59	36.26	29.92
2010
First Quarter	18.19	15.40	21.22	17.82
Second Quarter	18.36	15.59	21.62	18.40
Third Quarter	20.97	17.40	24.78	20.23
Fourth Quarter	26.30	21.30	31.12	24.99
2009
First Quarter	8.09	6.21	10.03	7.42
Second Quarter	11.28	8.09	13.56	9.83
Third Quarter	14.14	10.60	16.45	12.61
Fourth Quarter	17.40	14.40	20.44	16.65
2008
First Quarter	15.95	12.05	17.64	12.89
Second Quarter	14.08	11.87	16.10	12.65
Third Quarter	11.52	8.36	13.02	9.87
Fourth Quarter	9.50	6.01	11.14	7.30
2007
First Quarter	10.43	8.53	10.99	9.55
Second Quarter	14.92	10.49	15.02	10.99
Third Quarter	15.32	11.38	15.39	11.11
Fourth Quarter	16.00	12.93	16.50	13.15
Monthly
2012
January	29.94	27.52	37.33	34.48
February	34.00	29.99	40.44	37.00
March	36.54	32.49	44.10	39.11
2011
January	26.65	22.10	31.79	26.70
February	23.42	21.64	28.02	25.65
March	23.95	21.65	28.50	26.29
April	26.99	24.09	32.58	28.86
May	27.11	25.43	32.88	30.78
June	28.57	25.59	33.73	31.04
July	29.04	24.60	34.49	30.02
August	28.81	22.66	35.64	27.98
September	28.36	23.68	35.01	30.14
October	27.51	23.59	34.49	29.92
November	27.48	25.21	34.38	31.51
December	29.08	27.83	36.26	34.51
2010
January	18.19	15.68	21.22	18.51
February	17.21	15.50	20.12	17.82
March	17.10	15.40	20.10	18.25
April	17.04	15.60	20.00	18.42
May	17.07	15.59	20.13	18.40
June	18.36	16.22	21.62	18.93
July	18.80	17.40	21.93	20.23
August	18.94	17.80	22.14	20.76
September	20.97	19.14	24.78	22.52
October	24.11	21.30	28.57	24.99
November	24.27	22.27	28.86	26.94
December	26.30	23.53	31.12	27.39
2009
January	7.84	6.57	9.34	7.79
February	7.68	6.80	9.04	8.09
March	8.09	6.21	10.03	7.42
April	9.24	8.09	11.28	9.83
May	10.90	9.32	13.10	11.44
June	11.28	10.25	13.56	12.46
July	11.77	10.60	14.22	12.61
August	13.00	11.99	15.50	14.52
September	14.14	12.40	16.45	14.44
October	16.55	14.40	19.28	16.65
November	17.40	15.01	20.44	18.09
December	17.35	15.86	20.33	18.87
2008
January	14.20	12.05	15.38	12.89
February	15.95	13.00	17.64	14.43
March	15.44	13.08	17.03	15.11
April	14.08	12.53	16.10	14.10
May	13.92	12.85	15.83	13.73
June	12.92	11.87	14.00	12.65
July	11.52	10.04	12.40	11.46
August	11.22	10.48	13.02	11.74
September	10.45	8.36	12.19	9.87
October	9.50	6.01	11.14	7.30
November	8.01	6.05	10.09	7.99
December	7.86	6.16	9.76	7.59
2007
January	9.31	8.53	10.39	9.57
February	9.87	9.13	10.83	9.67
March	10.43	9.18	10.99	9.55
April	11.60	10.49	12.00	11.06
May	13.57	11.46	13.72	11.82
June	14.92	13.28	15.02	13.23
July	15.32	14.00	15.39	13.70
August	14.07	11.38	14.12	11.11
September	14.16	13.00	14.63	13.05
October	16.00	14.82	16.34	15.13
November	16.00	12.93	16.50	13.15
December	14.78	13.31	15.39	13.89

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended (the “Brazilian Securities Law”), and by the Brazilian Corporate Law, as amended and supplemented.  These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges.  However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

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

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The clearing house for BM&FBOVESPA is Companhia Brasileira de Liquidação e Custódia (“CBLC”), which is owned by BM&FBOVESPA, among others.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 29, 2011, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$2.3 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  During the year ended December 31, 2011, the ten most actively traded issues represented approximately 43.4% of the total value of shares traded on BM&FBOVESPA, comparable to the 48.8% of total value in 2010.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.  See “Key Information—Exchange Rate Information—Exchange Controls” and “Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

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

Our capital stock is comprised of preferred shares and common shares, all without par value.  At December 31, 2011, there were 1,366,564,269 total preferred shares outstanding and 1,750,624,933 total common shares outstanding, excluding the shares held in treasury.  We are authorized to increase our capital up to 3,500,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  There are no other classes or series of preferred shares outstanding.

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

Law No. 10,303/01 amended the Brazilian Corporate Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half (50%) of the total number of issued shares; however, since Ambev was incorporated prior to the enactment of Law No. 10,303/01, it is still allowed by law to have non-voting shares up to two-thirds of the total number of its shares.

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

General

Our registered name is Companhia de Bebidas das Américas—Ambev and our registered office is in São Paulo, São Paulo, Brazil.  Our registration number with the São Paulo Commercial Registry is 35,300,157,770.  Ambev’s principal corporate purposes include the production and sale of beer, CSDs and other beverages.  A more detailed description of Ambev’s purposes can be found in Chapter I, Article 3 of Ambev’s bylaws.

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

Since the enactment of Law No. 12,431/11, which amended the article 146 of the Brazilian Corporate Law, directors no longer need to be shareholders of the Company.

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

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated.  For purposes of the Brazilian Corporate Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year.  In accordance with the Brazilian Corporate Law, an amount equal to such “adjusted income” (which we will refer to as the “distributable amount”) will be available for distribution to shareholders in any particular year.  Such distributable amount is subject to:

▪         Reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation (in our case, Fundação Zerrenner) for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.  Up to 10% of the distributable amount may be contributed under this concept;

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

Fiscal Benefit of goodwill premium amortization - Normative Instruction 319/99

Pursuant to the Normative Instruction 319/99 issued by CVM, when a public company merges with its parent company, while remaining a public company, the goodwill previously paid by the parent company on its acquisition is deductible for income tax and social contribution purposes, this future tax benefit is recorded as a capital reserve by the public company.  As this benefit is realized, the public company increases its capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

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

Under Ambev’s bylaws and applicable law, the number of directors may be reduced to a minimum of three.  Because the Ambev Shareholders’ Agreement provides that, as long as Fundação Zerrenner maintains a minimum shareholding in Ambev, Fundação Zerrenner shall have the right to appoint four members of the Board of Directors, any reduction in the number of such members to fewer than four would be subject to Fundação Zerrenner’s approval.

Liquidation

In the event of liquidation of the Company, a general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period.  A liquidator will be appointed by the Board of Directors.

Upon liquidation, the preferred shares have an absolute preference over the common shares.  In the event of a liquidation, the assets available for distribution to Ambev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (Ambev’s capital as of December 31, 2011, was 8,333 million), prior to making any distributions to Ambev’s common shareholders.  In the event that the assets to be so distributed are insufficient to fully compensate Ambev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

Shareholders’ Meeting

A general meeting is convened by publishing, no later than 15 days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where Ambev has its registered office.  In the General Shareholders’ Meeting held on April 28, 2008, the shareholders of Ambev designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose.  Such notice must contain the agenda for the meeting.  CVM Regulation No. 481 of December 17, 2009, also requires that additional information be disclosed in the call notice for certain matters.  For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures.  All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders either within at least one month prior to the meeting or upon publication of the first call notice, as the case may be, except if the law or CVM regulations provide otherwise.

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

C.            Material Contracts

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

Debt Issuances

In September 2003, CBB issued U.S.$500 million 8.75% notes due September 2013 in a transaction exempted from registration under the Securities Act, fully guaranteed by Ambev.  The transaction was priced at 99.67% of the nominal principal amount with a coupon rate of 8.75%.  We consummated an SEC registered exchange offer on September 15, 2004.  These notes contained certain covenants and events of default which could have resulted in accelerated amortization.

With the merger of CBB into Ambev in May 31, 2005, Ambev succeeded in all rights and obligations of CBB under 2013 notes. In September 2011, Ambev completed a consent solicitation and executed a supplemental indenture with respect to the 2013 notes to substitute Ambev International as issuer of the 2013 notes and add a guaranty by Ambev of the 2103 notes.  Although due in September 2013, these 2013 notes, pursuant to the terms provided for in the indenture, have been duly paid by the Ambev International – principal and remaining interest amounts – on November 7, 2011.

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

On July 24, 2007, our 100% owned finance subsidiary, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The bonds are denominated in Brazilian Reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.

License Agreements

We have a number of important license agreements, including a cross-license agreement with A-B InBev that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s  brands in most of Latin America, and allows A-B InBev to exclusively produce, distribute and market the Brahma  brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and A-B InBev and according to which we may distribute Stella Artois branded beer in Canada and Argentina.  Furthermore, we have a license agreement with Anheuser-Busch Inc. which allows us to exclusively produce, distribute and market Budweiser  in Brazil. Additionally, Ambev’s subsidiary in Canada, Labatt, and A-B InBev have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with A-B InBev to distribute Budweiser in Paraguay.  See “Information on the Company—Licenses”.  See also, for the Ambev-A-B InBev cross-license agreement, “Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

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

D.            Exchange Controls and other Limitations Affecting Security Holders

See “Item 3 - Key Information - Exchange controls.”

E.            Taxation

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

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions (“black-list”)2.  Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification an updated “black-list” of tax-haven jurisdictions has been issued in June 4, 2010, in accordance with Normative Ruling 1,037/10 issued by the Brazilian Revenue Service.

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

        2The countries currently included in this list, according to Normative Ruling of the Brazilian Federal Revenue Service No. 1,037/10, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Ascension Island, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Kiribati, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Norfolk Island, Oman, Panama, Pitcairn Island, French Polynesia, Qeshm Island, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Suaziland, Switzerland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. In addition, the United States LLCs, held by non-residents and not subject to federal income tax in the U.S. and holding companies domiciled in Luxemburg, Denmark and Netherlands shall be treated as tax privileged domiciled entities, as well as: (i) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão, (ii) International Trading Company (ITC) domiciled in Iceland, (iii) the offshore KFT companies domiciled in Hungary, (iv) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (v) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta. The effects of the inclusion of Switzerland in the list were suspended by Declaratory Act of the Brazilian Federal Revenue Service No 11/2010, due to a  review request presented by that Government to the Brazilian authorities.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Where You Can Find More Information (Documents on Display)

Ambev is subject to the informational reporting requirements of the Exchange Act, and files with the SEC:

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

L.            Subsidiary Information

Not applicable.

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

These instruments are accounted for based on their characteristics.  See note 27 to our consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

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

As of December 31, 2011, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2011.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

Derivatives Instruments (1)	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
(R$ million, except price per ton)
Sugar Derivatives
Notional Amount	186.72	5.6					192.3	(12.6)
Average Price (R$/ton)	927.4	864.9					925.6
Wheat Derivatives
Notional Amount	228.5						228.5	(15.4)
Average Price (R$/ton)	457.5						457.5
Aluminum Derivatives
Notional Amount	437.1	196.1					633.1	(86.6)
Average Price (R$/ton)	3,666.8	4,208.4					3,836.8
Heating Oil Derivatives
Notional Amount	8.1	1.1					9.2	(0.3)
Average Price (R$/gallon)	5.6	5.2					5.5
Crude Oil Derivatives
Notional Amount	8.7						8.7	0.6
Average Price (R$/barrel)	185.3						185.3
Corn Derivatives
Notional Amount	135.5	0.2					135.7	(3.0)
Average Price (R$/ton)	460.8	443.3					460.8
Orange Juice Derivatives
Notional Amount	0.9						0.9	-
Average Price (R$/ton)	689.9						698.9

(1)      Negative notional amounts represent an excess of liabilities over assets at any given moment.

Interest Rate Risk

We use interest rate swap instruments to manage interest risks associated with changing rates.  The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts.  We are exposed to interest rate volatility with respect to our cash and cash equivalents, current investment securities and fixed and floating rate debt.  Our U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of floating rate debt, currency future and forward swaps agreements, cash and cash equivalents and current investment securities.  We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2011.  The contract terms of these instruments have been categorized by expected maturity dates:

Maturity schedule of debt portfolio as of December 31, 2011 (R$ million)
Debt Instruments	2012	2013	2014	2015	2016	Thereafter	Total
BNDES Currency Basket Debt Float. Rate
Currency Basket Debt Floating Rate	(43.8)	(66.1)	(57.2)	(42.0)	(22.3)		(231.4)
UMBNDES + Average Pay Rate	1.77%	1.77%	1.77%	1.77%	1.77%		1.77%
International Debt
Reais Denominated Debt Fixed Rate	(473.1)						(473.1)
Average Pay Rate	12.13%						12.13%
International Debt
Other Latin America Currency Fixed Rate	(79.0)	(47.6)	(6.2)	(6.2)	(7.0)	(3.1)	(149.2)
Average Pay Rate	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%
Reais Denominated Debt Float. Rate - TJLP
Notional Amount	(292.2)	(419.9)	(340.8)	(252.0)	(124.6)	(10.7)	(1,440.1)
TJLP + Average Pay Rate	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%	8.15%
Reais Debt - ICMS Fixed Rate
Notional Amount	(2.5)	(25.2)	(23.9)	(14.1)	(7.8)	(62.1)	(135.5)
Average Pay Rate	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%	3.04%
Reais Debt - Debentures Floating Rate – CDI
Notional Amount	(1,248.0)						(1,248.0)
Average Pay Rate % CDI	102.50%						102.50%
Reais Debt - Fixed Rate
Notional Amount	(73.5)	(23.3)	(16.8)	(5.4)	(7.8)	(298.1)	(424.9)
Average Pay Rate	8.33%	8.33%	8.33%	8.33%	8.33%	9.50%	9.15%
Total Debt	(2,212.1)	(582.2)	(444.8)	(319.8)	(169.4)	(374.0)	(4,102.3)

Cash Instruments	2012	2013	2014	2015	2016	Thereafter	Total
(R$ million)
U.S.$ Denominated Cash and cash equivalents
Notional Amount	1,059.7						1,059.7
Average Interest Rate	0.72%						0.72%
REAIS Denominated Cash and cash equivalents
Notional Amount	4,528.1						4,528.1
Average Interest Rate	11.01%						11.01%
CAD$ Denominated Cash and cash equivalents
Notional Amount	264.6						264.6
Average Interest Rate	1.10%						1.10%
Other Latin American Currency investments
Notional Amount	2,223.8						2,223.8
Average Interest Rate	1.04%						1.04%
Total	8,076.2						8,076.2

Derivatives Instruments	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
(R$ million) (1)
BM&F DDI Futures
Notional Amount	188.05	337.64					525.69	(2.70)
Average Interest Rate	7.80%	7.20%					7.42%
BM&F DI Futures
Notional Amount	(138.5)		(8.0)			5.5	(141.0)	(0.3)
Average Interest Rate	10.37%		10.48%			10.98%	10.35%
U.S.$ x R$ CCIRS(2)
Notional Amount	357.9	(366.2)					(8.3)	(209.6)
Average Interest Rate	10.79%	10.04%					10.41%
FIXED x BA IRS(3)
Notional Amount	183.6						183.6	-0.4
Average Interest Rate	1.45%						1.45%
FIXED x CDI IRS(3)
Notional Amount						300.0	300.0	15.3
Average Interest Rate						6.79%	6.79%

(1)      Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2)      Cross Currency Interest Rate Swap

(3)      Interest Rate Swap

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2011	2010	2009
1st Quarter	6.00	6.00	6.25
2nd Quarter	6.00	6.00	6.25
3rd Quarter	6.00	6.00	6.00
4th Quarter	6.00	6.00	6.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar and aluminum, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2003, until December 31, 2009, the Real  appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2009, the commercial market rate for purchasing U.S. dollars was R$2.337 per U.S.$1.00.  The Real  depreciated against the U.S. dollar by 24.2% during 2008 and appreciated 34.2% in 2009 and 4.5% in 2010.  As at December 31, 2011, the commercial market rate for purchasing U.S. dollars was R$1.8758 per U.S.$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2011, included debt of R$380.7 million.

Current Exposure

As of December 31, 2011, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2011.  The contract terms of these instruments have been categorized by expected maturity dates.

Derivatives Instruments (1)	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
(R$ million)
BM&F DDI Futures
Notional Amount	188.0	337.6					525.7	(2.7)
Average Interest Rate	7.80%	7.20%					7.42%
BM&F U.S.$ Future
Notional Amount	(1,608.5)						(1,608.5)	4.3
Average Interest Rate	8.41%						8.41%
U.S.$ x R$ CCIRS
Notional Amount	357.9	(366.2)					(8.3)	(209.6)
Average Interest Rate	10.79%	10.04%					10.41%
NDF Euro x REAIS
Notional Amount	69.9						69.9	2.8
Average Interest Rate	2.47						2.47
NDF U.S.$ x REAIS
Notional Amount	(1,636.3)						(1,636.3)	(225.2)
Average Interest Rate	1.98						1.98
NDF C$ x U.S.$
Notional Amount	657.3						657.3	146.5
Average Unit Price	1.01						1.01
FDF C$ x USD
Notional Amount	128.1						128.1	4.5
Average Unit Price	1.01						1.01
FDF C$ x EUR
Notional Amount	57.3						57.3	(2.1)
Average Unit Price	1.38						1.38
FDF C$ x GBP
Notional Amount	35.6						35.6	(0.4)
Average Unit Price	1.60						1.60
NDF ARS x USD
Notional Amount	611.1						611.1	27.9
Average Unit Price	4.37						4.37

Derivatives Instruments (1)	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
(R$ million)
NDF CLP x U.S.$
Notional Amount	85.4						85.4	3.1
Average Unit Price	507.39						507.39
NDF UYU x U.S.$
Notional Amount	73.0						73.0	(0.7)
Average Unit Price	21.16						21.16
NDF BOB x U.S.$
Notional Amount	136.7						136.7	(0.7)
Average Unit Price	7.08						7.08
NDF PYG x U.S.$
Notional Amount	106.7						106.7	4.3
Average Unit Price	4,412.94						4,412.94
NDF PEN x U.S.$
Notional Amount	98.8						98.8	(3.8)
Average Unit Price	2.81						2.81
NDF REAIS x ARS
Notional Amount	83.9						83.9	7.6
Average Unit Price	2.80						2.80
NDF DOP x U.S.$
Notional Amount	54.4						54.4	(4.2)
Average Unit Price	41.81						41.81

(1)      Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not Applicable.

B.            Warrants and Rights

Not Applicable.

C.            Other Securities

Not Applicable.

D.            American Depositary Shares

The Bank of New York Mellon (formerly The Bank of New York) is the depositary of Ambev shares in accordance with Common Deposit Agreement, dated July 17, 2000, as amended and restated in October 23, 2000, and August 2, 2007, entered into with Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs issued by Ambev (“Depositary Agreement”).  A copy of this Depositary Agreement is filed as an exhibit to this Form 20−F.

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

Associated Fee	Depositary Action
$5.00 or less per 100 ADSs (or portion thereof)

•         Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

•         Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the Deposit Agreement.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As applicable.
Registration and transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
A fee equivalent to the fee that would be payable for execution and delivery of ADSs as a result of the deposit of such securities, but which securities are instead distributed	• Issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed.
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.

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

The Bank of New York Mellon has made payments in the amount of approximately U.S.$7.4 million on behalf of Ambev during 2011, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (i) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (ii) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.            Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  The effectiveness of our internal control over financial reporting as of December 31, 2011, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission.  Based on those criteria, management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

D.            Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.           CONTROLS AND PROCEDURES

Not applicable.

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

ITEM 16B.           CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officer, principal financial officer and principal accounting officer, among others.  The code became effective in 2003; it was last amended on December 11, 2006, and is attached to this annual report as an Exhibit.  If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2011 and 2010.  The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes, for services performed in the year 2011 and 2010, and breaks down these amounts by category of service:

	2011	2010
	(R$ thousands)	(R$ thousands)
Audit Fees	6,797.0	6,283.0
Audit-Related Fees	0.0	0.0
Tax Fees	750.0	900.0
All Other Fees	702.0	354.0
Total	8,249.0	7,537.0

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

Audit-Related Fees

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2011 and 2010 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The financial statements for the year ended December 31, 2011, and December 31, 2010, have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400 in the city of São Paulo, São Paulo.  They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SP0001/O-5.

The financial statements for the year ended December 31 2009, have been audited by KPMG Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of KPMG Auditores Independentes are located at Rua Dr. Renato Paes de Barros, 33, in the city of São Paulo, São Paulo.  They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SPO14428/O-6.

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

Preferred Shares Repurchases

Month	Total Number of Shares Purchased (restated)(2)	Average Price Paid per Share (restated)(2)	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	6,913,385	24.13	Not Specified	Not Specified
February-08	204,220	27.16	Not Specified	Not Specified
March-08	9,764,075	27.56	Not Specified	Not Specified
April-08	40,205	27.17	Not Specified	Not Specified
May-08	3,281,090	25.06	Not Specified	Not Specified
June-08	17,950	22.17	Not Specified	Not Specified
July-08	1,045	20.17	Not Specified	Not Specified
August-08	424,200	19.79	Not Specified	Not Specified
September-08	170,485	20.33	Not Specified	Not Specified
October-08	46,660	18.35	Not Specified	Not Specified
November-08	112,410	20.92	Not Specified	Not Specified
December-08	68,540	10.42	Not Specified	Not Specified
January-09	43,975	8.74	Not Specified	Not Specified
February-09	462,785	5.44	Not Specified	Not Specified
March-09	93,750	9.72	Not Specified	Not Specified
April-09	-	0.00	Not Specified	Not Specified
May-09	32,055	25.50	Not Specified	Not Specified
June-09	101,485	12.74	Not Specified	Not Specified
July-09	-	-	Not Specified	Not Specified
August-09	3,000	27.22	Not Specified	Not Specified
September-09	10,460	9.95	Not Specified	Not Specified
October-09	125,000	10.07	Not Specified	Not Specified
November-09	2,000	34.59	Not Specified	Not Specified
December-09	162,505	33.81	Not Specified	Not Specified
January-10	-	-	Not Specified	Not Specified
February-10	-	-	Not Specified	Not Specified
March-10	-	-	Not Specified	Not Specified
April-10	17,500	9.16	Not Specified	Not Specified
May-10	5,080	35.13	Not Specified	Not Specified
June-10	8,835	37.01	Not Specified	Not Specified
July-10	46,840	9.62	Not Specified	Not Specified
August-10	2,500	37.29	Not Specified	Not Specified
September-10	9,235	40.89	Not Specified	Not Specified
October-10	465	42.95	Not Specified	Not Specified
November-10	35,810	17.58	Not Specified	Not Specified
December-10	410	48.51	Not Specified	Not Specified
January-11	31,290	9.71	Not Specified	Not Specified
February-11	116,265	26.80	Not Specified	Not Specified
March-11	-	-	Not Specified	Not Specified
April-11	136,841	45.77	Not Specified	Not Specified
May-11	4,401	50.81	Not Specified	Not Specified
June-11	192,228	49.59	Not Specified	Not Specified
July-11	390,970	51.22	Not Specified	Not Specified
August-11	5,400	49.30	Not Specified	Not Specified
September-11	178,794	42.01	Not Specified	Not Specified
October-11	62,690	58.00	Not Specified	Not Specified
November-11	-	-	Not Specified	Not Specified
December-11	134,415	60.46	Not Specified	Not Specified

(1)           May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2)           On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital.  Each ADR will continue to be represented by one common or Preferred share, as the case may be.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

Common Shares Repurchases

Month	Total Number of Shares Purchased (restated)(2)	Average Price Paid per Share (restated)(2)	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
January-08	928,820	22.04	Not Specified	Not Specified
February-08	159,895	26.38	Not Specified	Not Specified
March-08	1,934,180	25.08	Not Specified	Not Specified
April-08	1,840	23.96	Not Specified	Not Specified
May-08	313,680	21.97	Not Specified	Not Specified
June-08	5,965	20.05	Not Specified	Not Specified
July-08	4,750	16.98	Not Specified	Not Specified
August-08	85,425	17.24	Not Specified	Not Specified
September-08	65,045	17.52	Not Specified	Not Specified
October-08	1,095	18.23	Not Specified	Not Specified
November-08	33,400	17.09	Not Specified	Not Specified
December-08	13,705	13.03	Not Specified	Not Specified
January-09	8,100	11.27	Not Specified	Not Specified
February-09	92,555	6.79	Not Specified	Not Specified
March-09	18,750	12.15	Not Specified	Not Specified
April-09	-	-	Not Specified	Not Specified
May-09	905	20.50	Not Specified	Not Specified
June-09	20,295	12.24	Not Specified	Not Specified
July-09	-	-	Not Specified	Not Specified
August-09	875	22.80	Not Specified	Not Specified
September-09	2,890	15.89	Not Specified	Not Specified
October-09	25,000	12.59	Not Specified	Not Specified
November-09	-	-	Not Specified	Not Specified

Month	Total Number of Shares Purchased (restated)(2)	Average Price Paid per Share (restated)(2)	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
December-09	32,500	28.39	Not Specified	Not Specified
January-10	-	-	Not Specified	Not Specified
February-10	-	-	Not Specified	Not Specified
March-10	-	-	Not Specified	Not Specified
April-10	3,500	11.45	Not Specified	Not Specified
May-10	10,675	11.88	Not Specified	Not Specified
June-10	2,690	31.21	Not Specified	Not Specified
July-10	-	-	Not Specified	Not Specified
August-10	-	-	Not Specified	Not Specified
September-10	335	33.57	Not Specified	Not Specified
October-10	-	-	Not Specified	Not Specified
November-10	8,125	21.34	Not Specified	Not Specified
December-10	-	-	Not Specified	Not Specified
January-11	6,255	12.14	Not Specified	Not Specified
February-11	-	-	Not Specified	Not Specified
March-11	-	-	Not Specified	Not Specified
April-11	1,865	39.33	Not Specified	Not Specified
May-11	-	-	Not Specified	Not Specified
June-11	7,000	42.68	Not Specified	Not Specified
July-11	82,385	42.76	Not Specified	Not Specified
August-11	-	-	Not Specified	Not Specified
September-11	11,685	30.94	Not Specified	Not Specified
October-11	-	-	Not Specified	Not Specified
November-11	-	-	Not Specified	Not Specified
December-11	-	-	Not Specified	Not Specified

(1)           May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

(2)           On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital.  Each ADR will continue to be represented by one common or preferred share, as the case may be.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

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

(*)           On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital.  Each ADR will continue to be represented by one common or preferred share, as the case may be.  For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We previously reported a change in our auditors from KPMG Auditores Independentes to PricewaterhouseCoopers Auditores Independentes in our Form 20-F/A filed with the SEC on October 12, 2010.

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

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

In our opinion, the accompanying consolidated balance sheets and the related consolidated  income statements, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas - AmBev and its subsidiaries at December 31, 2011, and 2010 and the results of their  operations and their  cash flows for each of the two years ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

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

April 11, 2012

/s/PricewaterhouseCoopers

Auditores Independentes

To

The Board of Directors and Shareholders

Companhia de Bebidas das Américas - Ambev

São Paulo - SP, Brazil

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Companhia de Bebidas das Américas - Ambev and its subsidiaries for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, the consolidated comprehensive income, changes in consolidated equity and the consolidated cash flows of Companhia de Bebidas das Américas - Ambev and its subsidiaries for the year ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes

São Paulo, Brazil

April 12, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2011, 2010 and 2009

(Expressed in millions of Brazilian Reais)

	Note	2011	2010	2009

Net sales	6	27,126.7	25,233.3	23,194.0
Cost of sales		(8,793.3)	(8,449.0)	(7,731.9)
Gross profit		18,333.4	16,784.3	15,462.1

Sales and marketing expenses		(6,251.0)	(6,038.5)	(5,542.0)
Administrative expenses		(1,180.6)	(1,197.0)	(1,478.1)
Other operating income/(expenses)	7	784.5	624.9	539.3
Income from operations before special items		11,686.3	10,173.7	8,981.3

Special items	8	23.1	(150.8)	196.6
Income from operations		11,709.4	10,022.9	9,177.9

Finance cost	11	(1,233.7)	(1,104.3)	(1,348.5)
Finance income	11	765.6	784.9	366.4
Net finance cost		(468.1)	(319.4)	(982.1)

Share of results of associates		0.5	0.2	0.7
Income before income tax		11,241.8	9,703.7	8,196.5

Income tax expense	12	(2,522.0)	(2,084.5)	(2,208.1)
Net income		8,719.8	7,619.2	5,988.4

Attributable to:
Equity holders of Ambev		8,641.0	7,561.4	5,986.1
Non-controlling interests		78.8	57.8	2.3

Basic earnings per share – preferred		2.93	2.58	2.05
Diluted earnings per share– preferred		2.91	2.57	2.05
Basic earnings per share – common		2.66	2.34	1.86
Diluted earnings per share– common		2.65	2.33	1.86

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2011, 2010 and 2009

(Expressed in millions of Brazilian Reais)

	2011	2010	2009

Net income	8,719.8	7,619.2	5,988.4
Exchange differences on translation of foreign operations (gains/ (losses))	205.1	(391.1)	(1,567.0)
Actuarial gains and (losses)	(503.7)	(234.5)	(82.6)
Gains/losses of non-controlling interest´s share	(0.2)	-	-
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	185.6	96.8	(75.5)
Removed from Equity and included in profit or loss	(188.1)	(48.7)	(232.4)
Deferred income tax variance in Equity and other changes	(82.4)	95.6	188.1
Total cash flow hedges	(84.9)	143.7	(119.8)
Net income (loss) recognized directly in Equity	(383.7)	(481.9)	(1,769.4)

Total comprehensive income and expenses	8,336.1	(7,137.3)	4,219.0

Attributable to:
Equity holders of AmBev	8,258.1	7,127.8	4,235.8
Non-controlling interest	78.0	9.5	(16.8)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2011 and 2010

(Expressed in millions of Brazilian Reais)

Assets	Note	2011	2010

Non-current assets
Property, plant and equipment	13	9,265.2	7,032.3
Goodwill	14	17,454.0	17,441.8
Intangible assets	15	1,763.0	1,823.2
Investments in associates		21.7	18.5
Investment securities	16	242.1	208.7
Deferred tax assets	17	1,447.1	2,021.6
Employee benefits	23	18.5	20.9
Taxes receivable		16.3	-
Trade and other receivables	19	1,232.0	1,200.3
		31,459.9	29,767.3

Current assets
Investment securities	16	193.4	1,069.3
Inventories	18	2,238.5	1,905.2
Taxes receivable		291.3	181.2
Trade and other receivables	19	3,879.7	3,794.1
Cash and cash equivalents	20	8,076.2	5,909.3
Assets held for sale		0.4	51.8
		14,679.5	12,910.9

Total assets		46,139.4	42,678.2

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2011 and 2010

 (Expressed in millions of Brazilian Reais)

Equity and Liabilities	Note	2011	2010

Equity	21
Issued capital		8,303.9	7,613.8
Reserves		17,307.4	16,748.1
Equity attributable to equity holders of Ambev		25,611.3	24,361.9
Non-controlling interests		217.5	203.0

Total Equity		25,828.8	24,564.9

Non-current liabilities
Interest-bearing loans and borrowings	22	1,890.2	4,164.2
Employee benefits	23	1,603.0	966.2
Deferred tax liabilities	17	734.5	548.7
Trade and other payables	25	1,196.6	1,343.4
Provisions	26	478.4	536.1
		5,902.7	7,558.6

Current liabilities
Bank overdrafts	20	12.3	1.0
Interest-bearing loans and borrowings	22	2,212.1	2,606.2
Income tax and social contribution payable		793.9	701.6
Trade and other payables	25	11,288.0	7,142.9
Provisions	26	101.6	103.0
		14,407.9	10,554.7

Total liabilities		20,310.6	18,113.3

Total equity and liabilities		46,139.4	42,678.2

The accompanying notes are an integral part of the consolidated financial statements.

 Consolidated Statements of Changes in Equity

 (Expressed in millions of Brazilian Reais)

	Attributable to equity holders of AmBev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613.8	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	6,091.0	208.8	661.4	4,290.3	-	(1,201.3)	131.3	-	(850.9)	24,361.9	203.0	24,564.9

Net income	-	-	-	-	-	-	-	-	-	-	-	8,641.0	-	-	-	-	8,641.0	78.8	8,719.8
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	204.2	-	-	-	204.2	0.9	205.1
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(84.9)	-	-	(84.9)	-	(84.9)
Gains/losses of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.5	-	1.5	(1.7)	(0.2)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(503.7)	(503.7)	-	(503.7)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	8,641.0	204.2	(84.9)	1.5	(503.7)	8,258.1	78.0	8,336.1
Shares issued	690.1	-	-	-	(453.8)	(15.6)	-	-	-	-	-	-	-	-	-	-	220.7	-	220.7
Dividends	-	-	-	-	-	-	-	-	-	-	(4,290.3)	(1,967.3)	-	-	-	-	(6,257.6)	(53.4)	(6,311.0)
Interest on capital	-	-	-	-	-	-	-	(1,064.1)	-	-	-	-	-	-	-	-	(1,064.1)	-	(1,064.1)
Share-based payment	-	-	-	-	-	118.4	-	-	-	-	-	-	-	-	-	-	118.4	-	118.4
Reserves destination:																	-		-
Fiscal incentive	-	-	-	-	-	-	-	-	-	369.6	-	(369.6)	-	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	5,616.6	-	-	-	(5,616.6)	-	-	-	-	-	-	-
Additional dividends	-	-	-	-	-	-	-	-	-	-	697.9	(697.9)	-	-	-	-	-	-	-
Treasury shares	-	6.2	-	-	-	-	(43.7)	-	-	-	-	-	-	-	-	-	(37.5)	-	(37.5)
Share transfer receivable - Plan	-	1.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.0	-	1.0
Capital reduction in subsidiaries by minorities shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10.1)	(10.1)
Others	-	-	-	-	-	-	-	-	-	-	-	10.4	-	-	-	-	10.4	-	10.4
At December 31, 2011	8,303.9	2.7	8.3	4,983.1	1,740.9	435.1	(140.1)	10,643.5	208.8	1,031.0	697.9	-	(997.1)	46.4	1.5	(1,354.6)	25,611.3	217.5	25,828.8

	Attributable to equity holders of AmBev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2010	6,832.1	(47.8)	-	4,967.1	2,730.2	234.1	(112.3)	4,211.5	208.8	350.9	-	4,130.1	(857.0)	(13.9)	-	(616.4)	22,017.4	278.7	22,296.1

Net income	-	-	-	-	-	-	-	-	-	-	-	7,561.4	-	-	-	-	7,561.4	57.8	7,619.2
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(344.3)	-	-	-	(344.3)	(46.8)	(391.1)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	145.2	-	-	145.2	(1.5)	143.7
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(234.5)	(234.5)	-	(234.5)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	7,561.4	(344.3)	145.2	-	(234.5)	7,127.8	9.5	7,137.3
Shares issued	781.7	-	-	-	(535.3)	-	-	-	-	-	-	-	-	-	-	-	246.4	77.6	324.0
Share premium	-	-	8.3	-	-	-	-	-	-	-	-	-	-	-	-	-	8.3	-	8.3
Dividends	-	-	-	-	-	-	-	(707.8)	-	-	-	(3,213.1)	-	-	-	-	(3,920.9)	(70.7)	(3,991.6)
Interest on capital	-	-	-	-	-	-	-	(289.5)	-	-	-	(868.9)	-	-	-	-	(1,158.4)	-	(1,158.4)
Share-based payment	-	-	-	-	-	98.2	-	-	-	-	-	-	-	-	-	-	98.2	-	98.2
Reserves destination:
Fiscal incentive	-	-	-	-	-	-	-	-	-	310.5	-	(310.5)	-	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	2,876.8	-	-	-	(2,876.8)	-	-	-	-	-	-	-
Additional dividends	-	-	-	-	-	-	-	-	-	-	4,290.3	(4,290.3)	-	-	-	-	-	-	-
Treasury shares	-	24.2	-	-	-	-	15.9	-	-	-	-	-	-	-	-	-	40.1	-	40.1
Share transfer receivable - Plan	-	19.1	-	-	-	-	-	-	-	-	-	(19.1)	-	-	-	-	-	-	-
Restructuring	-	-	-	-	-	-	-	-	-	-	-	(50.2)	-	-	-	-	(50.2)	(87.5)	(137.7)
Others	-	-	-	16.0	(0.2)	-	-	-	-	-	-	(62.6)	-	-	-	-	(46.8)	(4.6)	(51.4)
At December 31, 2010	7,613.8	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	6,091.0	208.8	661.4	4,290.3	(0.0)	(1,201.3)	131.3	-	(850.9)	24,361.9	203.0	24,564.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

 (Expressed in millions of Brazilian Reais)

	Attributable to equity holders of AmBev
		Capital Reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2009	6,602.0	(109.3)	-	4,985.8	2,875.3	151.7	(93.2)	1,761.6	208.8	142.9	-	3,998.9	687.2	105.4	-	(529.6)	20,787.5	224.1	21,011.6
																			-
Net income	-	-	-	-	-	-	-	-	-	-	-	5,986.1	-	-	-	-	5,986.1	2.3	5,988.4
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(1,544.2)	-	-	-	(1,544.2)	(22.8)	(1,567.0)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(119.3)	-	-	(119.3)	(0.5)	(119.8)
Actuarial gain/losses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(86.8)	(86.8)	4.2	(82.6)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,986.1	(1,544.2)	(119.3)	-	(86.8)	4,235.8	(16.8)	4,219.0
Shares issued	230.1	-			(145.1)	-	-	-	-	-	-	-	-	-	-	-	85.0	-	85.0
Shares issued non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77.5	77.5
Dividends	-	-	-	-	-	-	-	-	-	-	-	(2,290.4)	-	-	-	-	(2,290.4)	(58.6)	(2,349.0)
Interest on capital	-	-	-	-	-			-	-	-	-	(1,019.9)	-	-	-	-	(1,019.9)	-	(1,019.9)
Share-based payments	-	-	-	-	-	82.4	-	-	-	-	-	-	-	-	-	-	82.4	-	82.4
Reserves destination:								-	-	-	-						-		-
Fiscal incentive	-	-	-	-	-	-	-	-	-	208.0	-	(208.0)	-	-	-	-	-	-	-
Investments reserve	-	-	-	-	-	-	-	2,449.9	-	-	-	(2,449.9)	-	-	-	-	-	-	-
Treasury shares	-	61.5	-	-	-	-	(19.1)	-	-	-	-	-	-	-	-	-	42.4	-	42.4
Indexation charges	-	-	-	-	-	-	-	-	-	-	-	64.2	-	-	-	-	64.2	61.8	126.0
Others	-	-	-	(18.7)	-	-	-	-	-	-	-	49.1	-	-	-	-	30.4	(9.3)	21.1
At December 31, 2009	6,832.1	(47.8)	-	4,967.1	2,730.2	234.1	(112.3)	4,211.5	208.8	350.9	-	4,130.1	(857.0)	(13.9)	-	(616.4)	22,017.4	278.7	22,296.1

 The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2011, 2010 and 2009

 (Expressed in millions of Brazilian Reais)

	Note	2011	2010	2009

Net income		8,719.8	7,619.2	5,988.4
Depreciation, amortization and impairment		1,454.7	1,567.2	1,376.5
Impairment losses on receivables and inventories		72.8	137.7	74.7
Additions/(reversals) in provisions and employee benefits		40.2	111.8	119.9
Net finance cost	11	468.1	319.4	982.1
Loss/(gain) on sale of property, plant and equipment and intangible assets		(23.8)	(9.9)	(27.5)
Loss/(gain) on assets held for sale		(36.4)	(11.0)	(2.3)
Equity-settled share-based payment expense	24	122.3	120.3	134.7
Income tax expense	12	2,522.0	2,084.4	2,208.1
Share of result of associates		(0.5)	(0.2)	(0.7)
Other non-cash items included in the profit		(148.8)	62.3	(30.1)
Cash flow from operating activities before changes in working capital and use of provisions		13,190.4	12,001.2	10,823.8

Decrease/(increase) in trade and other receivables		(421.9)	(427.7)	(398.6)
Decrease/(increase) in inventories		(289.8)	(584.1)	190.4
Increase/(decrease) in trade and other payables		1,307.1	567.0	(98.8)
Cash generated from operations		13,785.8	11,556.4	10,516.8

Interest paid		(414.2)	(674.4)	(1,165.0)
Interest received		445.1	306.8	158.6
Income tax paid		(1,209.9)	(1,125.9)	(813.3)
Cash flow from operating activities		12,606.8	10,062.9	8,697.1

Proceeds from sale of property, plant and equipment and intangible assets	13 and 15	71.6	72.1	88.5
Disposal of subsidiaries, net of cash disposal		-	(18.7)	-
Acquisition of subsidiaries, net of cash acquired		-	-	(44.5)
Purchase of non-controlling interest		-	-	(88.9)
Acquisition of property, plant and equipment and intangible assets	13 and 15	(3,200.2)	(2,286.8)	(1,438.8)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		870.2	(962.2)	(79.6)
Net proceeds/(acquisition) of other assets		55.0	19.8	10.0
Repayments of loans granted		-	1.5	1.5
Cash flow from investing activities		(2,203.4)	(3,174.3)	(1,551.8)

Capital increase	21	220.9	246.4	85.0
Capital increase of non-controlling interest		(10.2)	77.6	-
Share premium		-	8.3	-
Proceeds from borrowings		1,555.6	1,056.3	1,291.6
Proceeds/repurchase of treasury shares		(31.1)	16.7	34.5
Repayment of borrowings		(4,223.0)	(1,252.7)	(3,779.7)
Cash net of finance costs other than interests		(681.7)	23.3	7.8
Payment of finance lease liabilities		(7.1)	(6.7)	(7.7)
Dividends paid		(5,475.4)	(5,030.8)	(3,560.5)
Cash flow from financing activities		(8,652.0)	(4,861.6)	(5,929.0)

Net increase/(decrease) in cash and cash equivalents		1,751.4	2,027.0	1,216.3
Cash and cash equivalents less bank overdrafts at beginning of year		5,908.3	4,024.3	3,280.0
Effect of exchange rate fluctuations		404.2	(143.0)	(472.0)
Cash and cash equivalents less bank overdrafts at end of year	20	8,063.9	5,908.3	4,024.3

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Segment reporting
5	Acquisition and disposals of subsidiaries
6	Revenue
7	Other operating income/(expenses)
8	Special items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income tax and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade and other receivables
20	Cash and cash equivalents
21	Changes in equity
22	Interest-bearing loans and borrowings
23	Employee benefits
24	Share-based payments
25	Trade and other payables
26	Provisions
27	Financial instruments and risks
28	Operating leases
29	Collateral and contractual commitments with suppliers, advances from customers and other
30	Contingencies
31	Related parties
32	Group companies
33	Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercados e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events in 2011:

In February 2011, as part of an operational and corporate reorganization project of the Ambev group, to streamline the accounting, financial and management functions by segregating manufacturing and distribution activities of the Group, seeking to increase economic efficiency, promote synergy gains and reduce operating and financial costs through the simplification of the current corporate structure, the following events occurred: (i) partial spin-off of Ambev Brasil Bebidas S.A. and Fratelli Vita Bebidas S.A., by spinning off net assets (including all its distribution assets) to Morena Distribuidora de Bebidas S.A., and (ii) the merger of Fratelli Vita Bebidas S.A. with Ambev Brasil Bebidas S.A., by merging its assets.

Main corporate event in 2010:

On October 20, 2010, Ambev and Cerveceria Regional S.A. (“Cerveceria Regional”) executed a transaction pursuant to which they combined their businesses in Venezuela, whereupon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next three years.

The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

The consolidated financial statements were approved by the Board of Directors on March 6, 2012.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Ambev has not applied early any new IFRS requirements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation and measurement

The consolidated financial statements were prepared in accordance with IFRS requirements and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) that were in force on December 31, 2011.

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

Management selects a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected return on plan assets, medical cost trend rates, rates of future salary increase, turnover rates, and longevity.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some companies within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

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

The excess of the consideration transferred and the fair value at the date of acquisition of previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. In acquisitions where the Company assigns fair value to the non-controlling interest, the goodwill calculation also includes the value of any non-controlling interest in the acquiree, and the goodwill is determined by considering the participation of the Company and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in income.

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

Consolidation process

The consolidated financial statements of our subsidiaries, jointly-controlled entities and associates are prepared for the same reporting period as the parent company, using consistent accounting policies.

Associates are accounted for using the equity method of accounting, from the date that significant influence commences until the date that significant influence ceases. When associate’s share of losses exceeds the carrying amount of its investment, the carrying amount of the investment is reduced to nil.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of Ambev’s interest in the entity. Unrealized losses are reviewed to determine that they are not an indication of further impairment.

(c) Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais (“R$”) at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in income statement.

The most significant exchange rates that have had an effect on the financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2011	2010	2009	2011	2010	2009

CAD	Canadian Dollars	Canada	1.8366	1.6712	1.6581	1.6914	1.7114	1.7554
DOP	Dominican Pesos	Dominican Republic	0.0483	0.0445	0.0485	0.0437	0.0480	0.0558
USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay Malt operations	1.8758	1.6662	1.7412	1.6602	1.7679	2.0152
GTQ	Quetzal	Guatemala	0.2396	0.2075	0.2102	0.2132	0.2180	0.2460
PEN	Novo Sol	Peru	0.6945	0.5940	0.6059	0.6019	0.6219	0.6640
VEF	Bolivar Forte	Venezuela (i)	0.4359	0.3884	0.8159	0.3872	0.4121	0.9262
ARS	Argentinean Peso	Argentina	0.4359	0.4191	0.4586	0.4025	0.4481	0.5407
BOB	Bolivian Peso	Bolivia	0.2695	0.2367	0.2463	0.2375	0.2495	0.2825
PYG	Guarani	Paraguay	0.0004	0.0004	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.0942	0.0829	0.0887	0.0856	0.0876	0.0889
CLP	Chilean Peso	Chile	0.0036	0.0036	0.0034	0.0034	0.0034	0.0036

(i) As described in Note 1 the subsidiary – Brahma Venezuela was incorporated by Cerveceria Regional as part of the restructuring of operations in that country.

(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which the Company operates ("functional currency").

The functional currencies of most subsidiaries are their respective local currencies, since business transactions are effected in these currencies, except for subsidiaries located in Ecuador, Denmark and as well as the malt operations in Argentina and Uruguay, for which the functional currency is the U.S. dollar, since this is the currency of the primary economic environment affecting substantially these entities.

The income statement and cash flows for these subsidiaries are translated at average exchange rates for the period and the changes in equity are translated at the historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Other comprehensive income.

Transactions and balances

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

Changes in fair value of securities in foreign currency which are classified as available for sale are separated from the exchange rate changes related to the amortized cost of the security and other changes in the carrying value. The exchange rate changes in amortized cost are recognized in income statement whereas other changes in carrying value of the security are recognized in equity.

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

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate (unless otherwise stated - Note 3 (f)).

Functional and presentation currency

The functional and presentation currency of the financial statements of the Company is the Brazilian Real.

(e) Intangible assets

Market assets from former dealers

The distribution assets are acquired from former dealers and correspond substantially to rights contracts with the points of sale and supply of master data information to the Company of such points of sale, including financial history and purchase profile.

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

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually or when there is any objective indication of impairment (refer to item (m) below).

(f) Goodwill

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

This election was made in connection with the IFRS 1 First-time adoption exemptions, used in the implementation of IFRS for the financial statements of December 31, 2008.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized but tested for impairment annually and whenever there is an indicator that the cash generating unit to which the goodwill has been allocated may be impaired.

Goodwill is expressed in the currency of the subsidiary or jointly-controlled entity to which it relates and is translated to Reais using the year-end exchange rate, except for the acquisitions prior to January 1, 2005 which the Company treated in Reais.

Goodwill determined upon the acquisition of an associate is included in the carrying amount of the investment in the associate.

Expenditure on internally generated goodwill is expensed as incurred.

(g) Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period (Note 11 – Finance cost and income) and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. non refundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

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

The assets’ residual value and useful lives are reviewed, and adjusted if appropriate, annually.

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

Investments in equity securities

Investments in equity securities are undertakings in which Ambev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Other comprehensive income, except those related to impairment losses which are recognized in the income statement.

Investments in debt securities

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss recognized in the income statement or directly in Other comprehensive income, respectively. Fair value of these investments is determined based on the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement. Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on Management's intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

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

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, gains and losses with derivative financial instruments, other direct costs and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

(k) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. Historically, the Company has not experienced significant losses in Trade receivables.

(l) Cash and cash equivalents

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

(n) Assets held for sale

Ambev classifies an asset as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Immediately before classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement until the limit of the original carrying amount.

Assets classified as held for sale are not depreciated or amortized.

(o) Present value of assets and liabilities

Monetary long term assets and liabilities are usually adjusted to present value. The present value adjustment of current assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of determining the significance test, the present value is calculated taking into account the contractual cash flows and interest rate applicable to the related assets and liabilities.

Loans obtained at below market rates to finance sales taxes (Note 3 (x)) are discounted to present value since these are considered subsidized loans. The Company determined its weighted average rate of certain of its long-term loans as the appropriate discount rate for calculating present value in this type of operation. The present value adjustment related to the consideration is calculated and recorded in Other operating income, the same treatment as for the subsidies. The Company has a procedure to review the discount rate used annually to apply on new subsidized loans, considering prospective application of the weighted average rates prevailing at the moment.

Each month a discount rate is applied taking into account the value of the consideration, the period to maturity, the financing contract interest rate, and the accretion of present value is allocated to financial results, to bring the balance to zero by the time of settlement.

(p) Equity

Common and Preferred shares are classified as equity.

Incremental costs directly attributable to the issue of new Common, Preferred shares or options are shown in equity as a deduction, net of tax.

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

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholder’s equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and / or obligation of the controlling shareholders to subscribe shares.

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005, upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company issues to the controlling shareholders, AmBrew S/A (“AmBrew”) and Interbrew International BV ("Interbrew"), shares representing 70% of the benefit and the remaining 30% is allocated to the benefit of all other shareholders.

(q) Provisions

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

(r) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

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

The contributions of these plans are recognized as expense in the period they are incurred.

Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

When changes in the pension plan occurs, the past service costs are immediately recognized in the income statement, unless the changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

Ambev recognizes assets (prepaid expenses) of its defined benefit plans, to the extent of the value of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Bonuses

Bonuses granted to employees and managers are based on financial performance indicators. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that part of the bonus is settled in shares of the Company, these are accounted for as share-based payments.

(s) Share-based payments

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

(t) Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings covered by a hedge structure. (Note 27).

(u) Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost.

(v) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in Other comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or Other comprehensive income (except interest on own capital, item (p)).

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet/ liability method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) when recognizing goodwill; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

 (w) Income recognition

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts net of elimination of sales between group companies.

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company.

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

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Company's control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

The Company does not use tax incentives granted by laws that have been declared unconstitutional by the Supreme Court.

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

(x) Expenses

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

(y) Special items

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the consolidated income statement and separately disclosed in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairment losses, and gains or losses on disposal of assets and investments.

(z) Financial assets

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

(d) Assets held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

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

Gains or losses arising from changes in the fair value of Financial assets at fair value through profit or loss are presented in the income statement within Finance cost and income in the period in which they arise.

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

(aa) Derivative financial instruments

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

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

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income.

When a firm commitment in foreign currency or the forecasted transaction results in the recognition of a non financial asset or a non financial liability, the cumulative gain or loss is removed from Other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from Other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

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

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Other comprehensive income, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in Other comprehensive income is transferred to the result. (Note 27 – Financial instruments and risks).

(iii) Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

(bb) Segment reporting

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

Ambev operates its business through three zones identified as reportable segments:

▪         Latin America North, which includes (a) our operations in Brazil, where we operate two sub business units: (i) Beer and (ii) Carbonated soft drinks (“CSD”); and (b) our Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru. Financial data for Venezuela was consolidated until October 20, 2010 when we combined our business with Cerveceria Regional;

▪         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

▪         Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

The performance information by business units (Beer and CSD), is also used by the chief operating decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) to make decisions about resource allocation.

(cc)  Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2011, they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 1 Presentation of Financial Statements, which requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.

IAS 19 Employee Benefits (Revised 2011):

The amendments that are expected to have the most significant impact include:

  Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.
  Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

IAS 27 Separated Financial Instruments (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

IAS 28 Investments in Associates (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

IFRS 9 becomes mandatory for 2015 financial statements. The other standards become mandatory for Ambev’s 2013 consolidated financial statements. The Company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on Ambev’s consolidated financial statements in the period of initial application.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after January 1, 2011, and have not been listed above because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

 4. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below.

The information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a) Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
(Expressed in million of Brazilian Reais)	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

Volume	120.3	120.1	109.8	34.6	33.9	33.3	10.1	11.2	11.6	165.0	165.2	154.7

Net sales	19,132.4	17,710.5	15,414.2	4,488.9	3,857.2	3,826.5	3,505.4	3,665.6	3,953.3	27,126.7	25,233.3	23,194.0
Cost of sales	(6,006.1)	(5,793.9)	(4,900.7)	(1,740.8)	(1,500.2)	(1,490.8)	(1,046.4)	(1,154.9)	(1,340.4)	(8,793.3)	(8,449.0)	(7,731.9)
Gross profit	13,126.3	11,916.6	10,513.5	2,748.1	2,357.0	2,335.7	2,459.0	2,510.7	2,612.9	18,333.4	16,784.3	15,462.1
Sales and marketing expenses	(4,363.8)	(4,254.6)	(3,722.2)	(828.8)	(721.5)	(701.2)	(1,058.4)	(1,062.4)	(1,118.6)	(6,251.0)	(6,038.5)	(5,542.0)
Administrative expenses	(913.0)	(928.6)	(1,133.9)	(149.5)	(139.9)	(153.9)	(118.1)	(128.5)	(190.3)	(1,180.6)	(1,197.0)	(1,478.1)
Other operating income/(expenses)	773.1	637.3	549.5	2.1	(13.9)	(14.7)	9.3	1.5	4.5	784.5	624.9	539.3
Normalized income from operations (normalized EBIT)	8,622.6	7,370.7	6,206.9	1,771.9	1,481.7	1,465.9	1,291.8	1,321.3	1,308.5	11,686.3	10,173.7	8,981.3
Special items	35.6	(59.3)	219.7	(9.2)	(14.1)	(13.5)	(3.3)	(77.4)	(9.6)	23.1	(150.8)	196.6
Income from operations (EBIT)	8,658.2	7,311.4	6,426.6	1,762.7	1,467.6	1,452.4	1,288.5	1,243.9	1,298.9	11,709.4	10,022.9	9,177.9
Net finance cost	(286.1)	(174.3)	(711.2)	(99.7)	(97.6)	(186.0)	(82.3)	(47.5)	(84.9)	(468.1)	(319.4)	(982.1)
Share of result of associates	-	-	-	0.1	-	-	0.4	0.2	0.7	0.5	0.2	0.7
Income before income tax	8,372.1	7,137.1	5,715.4	1,663.1	1,370.0	1,266.4	1,206.6	1,196.6	1,214.7	11,241.8	9,703.7	8,196.5
Income tax expense	(1,620.3)	(1,476.0)	(1,380.8)	(480.0)	(406.7)	(371.7)	(421.7)	(201.8)	(455.6)	(2,522.0)	(2,084.5)	(2,208.1)
Net income	6,751.8	5,661.1	4,334.6	1,183.1	963.3	894.7	784.9	994.8	759.1	8,719.8	7,619.2	5,988.4

Normalized EBITDA	9,626.4	8,434.9	7,079.9	2,059.3	1,764.0	1,756.2	1,455.4	1,508.1	1,525.0	13,141.1	11,707.0	10,361.1
Special items	35.6	(59.3)	219.7	(9.2)	(14.1)	(13.5)	(3.3)	(77.4)	(9.6)	23.1	(150.8)	196.6
Depreciation, amortization and impairment	(1,003.8)	(1,064.2)	(873.0)	(287.4)	(282.3)	(290.3)	(163.6)	(186.8)	(216.5)	(1,454.7)	(1,533.3)	(1,379.8)
Net finance costs	(286.1)	(174.3)	(711.2)	(99.7)	(97.6)	(186.0)	(82.3)	(47.5)	(84.9)	(468.1)	(319.4)	(982.1)
Share of results of associates	-	-	-	0.1	-	-	0.4	0.2	0.7	0.5	0.2	0.7
Income tax expense	(1,620.3)	(1,476.0)	(1,380.8)	(480.0)	(406.7)	(371.7)	(421.7)	(201.8)	(455.6)	(2,522.0)	(2,084.5)	(2,208.1)
Net income	6,751.8	5,661.1	4,334.6	1,183.1	963.3	894.7	784.9	994.8	759.1	8,719.8	7,619.2	5,988.4

Normalized EBITDA margin in %	50.3%	47.6%	45.9%	45.9%	45.7%	45.9%	41.5%	41.1%	38.6%	48.4%	46.4%	44.7%

Acquisition of property, plant and equipment	2,827.5	1,903.3	1,006.1	396.8	317.9	311.8	139.7	120.6	121.8	3,364.1	2,341.8	1,439.7
Additions to / (reversals of) provisions	136.7	49.1	107.4	1.4	4.4	6.1	18.2	31.2	3.9	156.4	84.7	117.5
Full time employee	33,077	32,097	30,070	8,641	8,040	7,780	4,785	4,787	2,937	46,503	44,924	40,787

	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009

Segment assets	13,923.6	12,268.7	11,763.7	5,959.7	4,849.6	5,398.0	17,062.1	17,033.6	16,348.5	36,945.4	34,151.9	33,510.2
Intersegment elimination										(1,305.1)	(479.2)	(679.1)
Non-segmented assets										10,499.1	9,005.5	6,590.8
Total assets										46,139.4	42,678.2	40,101.0

Segment liabilities	11,191.7	7,778.3	6,659.6	2,311.8	1,141.6	1,366.0	2,432.1	1,648.6	1,376.9	15,935.6	10,568.5	9,402
Intersegment elimination										(1,305.0)	(479.3)	(679.1)
Non-segmented liabilities										31,508.8	32,589.0	30,698.6
Total liabilities										46,139.4	42,678.2	40,101.0

(i) Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in million of Brazilian Reais)	2011			2010			2009
	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	87.0	33.4	120.4	87.0	33.0	120.0	78.9	30.9	109.8

Net sales	15,905.1	3,227.3	19,132.4	14,567.7	3,142.8	17,710.5	12,538.6	2,875.6	15,414.2
Cost of sales	(4,526.4)	(1,479.7)	(6,006.1)	(4,345.4)	(1,448.5)	(5,793.9)	(3,702.1)	(1,198.6)	(4,900.7)
Gross profit	11,378.7	1,747.6	13,126.3	10,222.3	1,694.3	11,916.6	8,836.5	1,677.0	10,513.5
Sales and marketing expenses	(3,724.5)	(639.3)	(4,363.8)	(3,627.2)	(627.4)	(4,254.6)	(3,095.1)	(627.1)	(3,722.2)
Administrative expenses	(818.0)	(95.0)	(913.0)	(826.8)	(101.8)	(928.6)	(971.6)	(162.3)	(1,133.9)
Other operating income/(expenses)	605.5	167.6	773.1	504.2	133.1	637.3	415.3	134.2	549.5
Normalized income from operations (normalized EBIT)	7,441.7	1,180.9	8,622.6	6,272.5	1,098.2	7,370.7	5,185.2	1,021.7	6,206.9
Special items	26.6	9.0	35.6	(59.2)	(0.1)	(59.3)	159.6	60.1	219.7
Income from operations (EBIT)	7,468.3	1,189.9	8,658.2	6,213.3	1,098.1	7,311.4	5,344.7	1,081.9	6,426.6
Net finance cost	(286.1)	-	(286.1)	(174.3)	-	(174.3)	(711.2)	-	(711.2)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	7,182.2	1,189.9	8,372.1	6,039.0	1,098.1	7,137.1	4,633.5	1,081.9	5,715.4
Income tax expense	(1,620.3)	-	(1,620.3)	(1,476.0)	-	(1,476.0)	(1,380.8)	-	(1,380.8)
Net income	5,561.9	1,189.9	6,751.8	4,563.0	1,098.1	5,661.1	3,252.7	1,081.9	4,334.6

Normalized EBITDA	8,204.7	1,421.7	9,626.4	7,076.2	1,358.7	8,434.9	5,833.3	1,246.6	7,079.9
Special items	26.6	9.0	35.6	(59.2)	(0.1)	(59.3)	159.6	60.1	219.7
Depreciation, amortization and impairment	(763.0)	(240.8)	(1,003.8)	(803.7)	(260.5)	(1,064.2)	(648.2)	(224.8)	(873.0)
Net finance costs	(286.1)	-	(286.1)	(174.3)	-	(174.3)	(711.2)	-	(711.2)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,620.3)	-	(1,620.3)	(1,476.0)	-	(1,476.0)	(1,380.8)	-	(1,380.8)
Net income	5,561.9	1,189.9	6,751.8	4,563.0	1,098.1	5,661.1	3,252.7	1,081.9	4,334.6

Normalized EBITDA margin in %	51.6%	44.1%	50.3%	48.6%	43.2%	47.6%	46.5%	43.4%	45.9%

	Brazil
	2011			2010			2009
(Expressed in million of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	84.6	29.4	114.0	84.5	29.2	113.7	76.3	27.1	103.4

Net sales	15,667.5	2,949.4	18,616.9	14,279.3	2,867.3	17,146.6	12,064.7	2,567.4	14,632.1
Cost of sales	(4,396.9)	(1,283.2)	(5,680.1)	(4,167.3)	(1,253.7)	(5,421.0)	(3,411.9)	(999.3)	(4,411.2)
Gross profit	11,270.6	1,666.2	12,936.8	10,112.0	1,613.6	11,725.6	8,652.8	1,568.1	10,220.9
Sales and marketing expenses	(3,599.2)	(541.6)	(4,140.8)	(3,465.1)	(530.1)	(3,995.2)	(2,843.5)	(515.8)	(3,359.2)
Administrative expenses	(794.8)	(70.5)	(865.3)	(793.1)	(77.6)	(870.7)	(911.0)	(114.3)	(1,025.2)
Other operating income/(expenses)	607.5	168.8	776.3	501.9	132.3	634.2	392.5	131.1	523.6
Normalized income from operations (normalized EBIT)	7,484.1	1,222.9	8,707.0	6,355.7	1,138.2	7,493.9	5,290.8	1,069.1	6,360.1
Special items	26.6	9.0	35.6	(59.2)	(0.1)	(59.3)	166.3	61.8	228.1
Income from operations (EBIT)	7,510.7	1,231.9	8,742.6	6,296.5	1,138.1	7,434.6	5,457.1	1,130.9	6,588.2
Net finance cost	(271.4)	-	(271.4)	(143.4)	-	(143.4)	(787.5)	-	(787.5)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	7,239.3	1,231.9	8,471.2	6,153.1	1,138.1	7,291.2	4,669.6	1,130.9	5,800.7
Income tax expense	(1,614.2)	-	(1,614.2)	(1,481.0)	-	(1,481.0)	(1,372.2)	-	(1,372.2)
Net income	5,625.1	1,231.9	6,857.0	4,672.1	1,138.1	5,810.2	3,297.4	1,130.9	4,428.5

Normalized EBITDA	8,216.5	1,434.4	9,650.9	7,120.1	1,370.5	8,490.6	5,883.7	1,254.6	7,138.3
Special items	26.6	9.0	35.6	(59.2)	(0.1)	(59.3)	166.3	61.8	228.1
Depreciation, amortization and impairment	(732.4)	(211.5)	(943.9)	(764.4)	(232.3)	(996.7)	(592.9)	(185.5)	(778.2)
Net finance costs	(271.4)	-	(271.4)	(143.4)	-	(143.4)	(787.5)	-	(787.5)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(1,614.2)	-	(1,614.2)	(1,481.0)	-	(1,481.0)	(1,372.2)	-	(1,372.2)
Net income	5,625.1	1,231.9	6,857.0	4,672.1	1,138.1	5,810.2	3,297.4	1,130.9	4,428.5

Normalized EBITDA margin in %	52.4%	48.6%	51.8%	49.9%	47.8%	49.5%	48.8%	48.9%	48.8%

	HILA-ex
	2011			2010			2009
(Expressed in million of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	2.4	4.0	6.4	2.5	3.8	6.3	2.6	3.8	6.4

Net sales	237.6	277.9	515.5	288.4	275.5	563.9	473.9	308.2	782.1
Cost of sales	(129.5)	(196.5)	(326.0)	(178.1)	(194.8)	(372.9)	(290.2)	(199.3)	(489.5)
Gross profit	108.1	81.4	189.5	110.3	80.7	191.0	183.7	108.9	292.6
Sales and marketing expenses	(125.3)	(97.7)	(223.0)	(162.1)	(97.3)	(259.4)	(251.7)	(111.3)	(363.0)
Administrative expenses	(23.2)	(24.5)	(47.7)	(33.7)	(24.2)	(57.9)	(60.6)	(48.1)	(108.7)
Other operating income/(expenses)	(2.0)	(1.2)	(3.2)	2.3	0.8	3.1	22.8	3.1	25.9
Normalized income from operations (normalized EBIT)	(42.4)	(42.0)	(84.4)	(83.2)	(40.0)	(123.2)	(105.8)	(47.4)	(153.2)
Special items	-	-	-	-	-	-	(6.8)	(1.6)	(8.4)
Income from operations (EBIT)	(42.4)	(42.0)	(84.4)	(83.2)	(40.0)	(123.2)	(112.6)	(49.0)	(161.6)
Net finance cost	(14.7)	-	(14.7)	(30.9)	-	(30.9)	76.3	-	76.3
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	(57.1)	(42.0)	(99.1)	(114.1)	(40.0)	(154.1)	(36.3)	(49.0)	(85.3)
Income tax expense	(6.1)	-	(6.1)	5.0	-	5.0	(8.6)	-	(8.6)
Net income	(63.2)	(42.0)	(105.2)	(109.1)	(40.0)	(149.1)	(44.9)	(49.0)	(93.9)

Normalized EBITDA	(11.8)	(12.7)	(24.5)	(43.9)	(11.8)	(55.7)	(50.4)	(8.0)	(58.4)
Special items	-	-	-	-	-	-	(6.8)	(1.6)	(8.4)
Depreciation, amortization and impairment	(30.6)	(29.3)	(59.9)	(39.3)	(28.2)	(67.5)	(55.4)	(39.4)	(94.8)
Net finance costs	(14.7)	-	(14.7)	(30.9)	-	(30.9)	76.3	-	76.3
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(6.1)	-	(6.1)	5.0	-	5.0	(8.6)	-	(8.6)
Net income	(63.2)	(42.0)	(105.2)	(109.1)	(40.0)	(149.1)	(44.9)	(49.0)	(93.9)

Normalized EBITDA margin in %	-5.0%	-4.5%	-4.7%	-15.2%	-4.3%	-9.9%	-10.6%	-2.6%	-7.5%

	Latin America - south
	2011			2010			2009
(Expressed in million of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	21.6	13.0	34.6	21.0	12.9	33.9	20.2	13.1	33.3

Net sales	3,301.7	1,187.2	4,488.9	2,848.6	1,008.6	3,857.2	2,785.9	1,040.6	3,826.5
Cost of sales	(1,011.7)	(729.1)	(1,740.8)	(880.4)	(619.8)	(1,500.2)	(881.1)	(609.7)	(1,490.8)
Gross profit	2,290.0	458.1	2,748.1	1,968.2	388.8	2,357.0	1,904.8	430.9	2,335.7
Sales and marketing expenses	(565.2)	(263.6)	(828.8)	(481.3)	(240.2)	(721.5)	(471.4)	(229.8)	(701.2)
Administrative expenses	(135.9)	(13.6)	(149.5)	(132.2)	(7.7)	(139.9)	(145.7)	(8.2)	(153.9)
Other operating income/(expenses)	(4.2)	6.3	2.1	(13.9)	-	(13.9)	(16.7)	2.0	(14.7)
Normalized income from operations (normalized EBIT)	1,584.7	187.2	1,771.9	1,340.8	140.9	1,481.7	1,271.0	194.9	1,465.9
Special items	(9.2)	-	(9.2)	(14.1)	-	(14.1)	(13.3)	(0.2)	(13.5)
Income from operations (EBIT)	1,575.5	187.2	1,762.7	1,326.7	140.9	1,467.6	1,257.7	194.7	1,452.4
Net finance cost	(99.0)	(0.7)	(99.7)	(97.2)	(0.4)	(97.6)	(186.0)	-	(186.0)
Share of result of associates	0.1	-	0.1	-	-	-	-	-	-
Income before income tax	1,476.6	186.5	1,663.1	1,229.5	140.5	1,370.0	1,071.7	194.7	1,266.4
Income tax expense	(478.1)	(1.9)	(480.0)	(404.5)	(2.2)	(406.7)	(371.7)	-	(371.7)
Net income	998.5	184.6	1,183.1	825.0	138.3	963.3	700.0	194.7	894.7

Normalized EBITDA	1,811.9	247.4	2,059.3	1,561.6	202.4	1,764.0	1,494.2	262.0	1,756.2
Special items	(9.2)	-	(9.2)	(14.1)	-	(14.1)	(13.3)	(0.2)	(13.5)
Depreciation, amortization and impairment	(227.2)	(60.2)	(287.4)	(220.8)	(61.5)	(282.3)	(223.2)	(67.1)	(290.3)
Net finance costs	(99.0)	(0.7)	(99.7)	(97.2)	(0.4)	(97.6)	(186.0)	-	(186.0)
Share of results of associates	0.1	-	0.1	-	-	-	-	-	-
Income tax expense	(478.1)	(1.9)	(480.0)	(404.5)	(2.2)	(406.7)	(371.7)	-	(371.7)
Net income	998.5	184.6	1,183.1	825.0	138.3	963.3	700.0	194.7	894.7

Normalized EBITDA margin in %	54.9%	20.8%	45.9%	54.8%	20.1%	45.7%	53.6%	25.2%	45.9%

	Canada
	2011		2010		2009
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total

Volume	10.1	10.1	11.2	11.2	11.6	11.6

Net sales	3,505.4	3,505.4	3,665.6	3,665.6	3,953.3	3,953.3
Cost of sales	(1,046.4)	(1,046.4)	(1,154.9)	(1,154.9)	(1,340.4)	(1,340.4)
Gross profit	2,459.0	2,459.0	2,510.7	2,510.7	2,612.9	2,612.9
Sales and marketing expenses	(1,058.4)	(1,058.4)	(1,062.4)	(1,062.4)	(1,118.6)	(1,118.6)
Administrative expenses	(118.1)	(118.1)	(128.5)	(128.5)	(190.3)	(190.3)
Other operating income/(expenses)	9.3	9.3	1.5	1.5	4.5	4.5
Normalized income from operations (normalized EBIT)	1,291.8	1,291.8	1,321.3	1,321.3	1,308.5	1,308.5
Special items	(3.3)	(3.3)	(77.4)	(77.4)	(9.6)	(9.6)
Income from operations (EBIT)	1,288.5	1,288.5	1,243.9	1,243.9	1,298.9	1,298.9
Net finance cost	(82.3)	(82.3)	(47.5)	(47.5)	(84.9)	(84.9)
Share of result of associates	0.4	0.4	0.2	0.2	0.7	0.7
Income before income tax	1,206.6	1,206.6	1,196.6	1,196.6	1,214.7	1,214.7
Income tax expense	(421.7)	(421.7)	(201.8)	(201.8)	(455.6)	(455.6)
Net income	784.9	784.9	994.8	994.8	759.1	759.1

Normalized EBITDA	1,455.4	1,455.4	1,508.1	1,508.1	1,525.0	1,525.0
Special items	(3.3)	(3.3)	(77.4)	(77.4)	(9.6)	(9.6)
Depreciation, amortization and impairment	(163.6)	(163.6)	(186.8)	(186.8)	(216.5)	(216.5)
Net finance costs	(82.3)	(82.3)	(47.5)	(47.5)	(84.9)	(84.9)
Share of results of associates	0.4	0.4	0.2	0.2	0.7	0.7
Income tax expense	(421.7)	(421.7)	(201.8)	(201.8)	(455.6)	(455.6)
Net income	784.9	784.9	994.8	994.8	759.1	759.1

Normalized EBITDA margin in %	41.5%	41.5%	41.1%	41.1%	38.6%	38.6%

5. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisition occurred in 2011:

The subsidiary CRBS SA ("CRBS") acquired in December 2011, all the shares issued by Boettcher Empreendimentos Ltda., for R$ 6.8, recognizing goodwill of R$ 0.7.

	2011	2010	2009	2011	2010	2009
			Acquisition			Disposal
Assets
Non-current assets
Property, plant and equipment	8.7	-	17.2	-	(121.4)	-
Intangible assets	-	-	25.5	-	-	-
Investment securities	-	-	0.1	-	125.5	-
Trade and other receivables	-	-	-	-	(1.0)	-
	8.7	-	42.8	-	3.1	-

Current assets
Inventories	-	-	4.0	-	(24.3)	-
Trade and other receivables	-	-	1.2	-	(18.4)	-
Cash and cash equivalents	-	-	11.4	-	(12.3)	-
Assets held for sale	-	-	-	-	-	-
	-	-	16.6	-	(55.0)	-

Liabilities
Non-current liabilities
Employee benefits	-	-	(2.4)	-	-	-
Provisions	(2.6)	-	(1.5)	-	0.5	-
	(2.6)	-	(3.9)	-	0.5	-

Current liabilities
Interest-bearing loans and borrowings	-	-	-	-	7.6	-
Income tax payable	-	-	(4.5)	-	-	-
Trade payable	-	-	(13.8)	-	(5.8)	-
	-	-	(18.3)	-	1.8	-

Net identifiable assets and liabilities	6.1	-	37.3	-	(49.6)	-
Goodwill on acquisition	0.7	-	18.7	-	-	-
Loss/(gains) on disposal	-	-	-	-	49.6	-
Consideration paid/(received) in cash	-	-	-	-	6.3	-
Trade payable	(6.1)	-	-	-	-	-
Cash (acquired)/disposed of	-	-	(11.4)	-	12.3	-
Net cash outflow/(inflow)	0.7	-	44.6	-	18.6	-

Disposal in 2010:

On October 20, 2010, Ambev and Cerveceria Regional executed a transaction pursuant to which they combined their businesses in Venezuela, where upon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed by Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

6. REVENUE

The reconciliation of gross sales to net sales is as follows:

	2011	2010	2009
Gross sales	53,040.3	46,881.4	41,484.2
Deductions from gross revenue	(25,913.6)	(21,648.1)	(18,290.2)
	27,126.7	25,233.3	23,194.0

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location are not considered as a reduction of revenue when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2011	2010	2009
Government grants	451.5	415.1	303.7
Tax recovery	46.1	52.3	127.2
(Additions to )/reversal of provisions	36.0	(8.4)	14.6
Net gain on disposal of property, plant and equipment and intangible assets	24.6	20.9	29.8
Net rental income	4.9	3.4	8.1
Net other operating income	221.4	141.6	55.9
	784.5	624.9	539.3

Government grants are related to ICMS (Brazilian State value added) tax incentives.

8. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss. These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and, accordingly, has excluded these from their segment measure of performance (Note 4).

Special items are detailed below:

	2011	2010	2009
Restructuring	(12.5)	(45.7)	(42.8)
Labatt brands indemnity	-	-	239.4
Impairment disposal Venezuela	-	(55.9)	-
Proceeds from sale of property	35.6	-	-
Labatt Hamilton Brewery closure expenses	-	(46.2)	-
Others	-	(3.0)	-
	23.1	(150.8)	196.6

The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South.

The net proceeds from sales of property amounting to R$35.6 is related to the sale agreement signed by the Company for the disposal of a property located on Marques de Sapucaí Street in Rio de Janeiro (at June 2011 the cost of the property was recorded under Assets held for sale) in July of 2011.

In the first quarter of 2010, the Company began shutting down the Hamilton plant in Canada which was part of the Labatt operations in anticipation of discontinuing its operations by April 30, 2010. As a consequence it recognized an expense of R$(46.2) in the year ended December 31, 2010, of which R$(12.3) related to closing activities and R$(33.9) to asset impairments.

9. PAYROLL AND RELATED BENEFITS

	2011	2010	2009
Wages and salaries	1,719.9	1,642.7	1,694.8
Social security contributions	421.9	400.0	377.8
Other personnel cost	393.7	373.0	371.9
Increase in liabilities for defined benefit plans	(13.2)	(3.3)	63.2
Share-based payment	122.3	120.3	134.7
Contributions to defined contribution plans	8.8	6.7	7.4
	2,653.4	2,539.4	2,649.8

Average number of full time employees (FTE)	46,503	44,924	42,573

Payroll and related benefits by geographical segment:

	2011	2010	2009
LAN (Brazil and Hila-Ex)	1,576.4	1,482.4	1,467.3
LAS	421.1	384.6	401.7
Canada	655.9	672.4	780.9
	2,653.4	2,539.4	2,649.9

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2011, 2010 and 2009:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2011	2010	2009	2011	2010	2009
Cost of sales	895.5	903.2	760.3	1.7	0.4	0.2
Sales and marketing expenses	332.8	400.7	331.0	110.3	111.4	126.6
Administrative expenses	79.2	78.8	118.6	35.1	37.6	39.8
Special Items	-	33.9	-	-	-	-
	1,307.5	1,416.6	1,209.9	147.1	149.4	166.6

11. FINANCE COST AND INCOME

Finance costs	2011	2010	2009

Interest expense	(719.3)	(661.1)	(812.5)
Capitalized borrowings	162.9	55.0	-
Losses on hedging instruments that are not part of a hedge accounting relationship	(263.3)	(271.6)	(135.8)
Hedge ineffectiveness losses	-	-	(105.0)
Interest on tax contingencies	(42.5)	(28.0)	-
Foreign exchange on dividends receivable	-	(5.5)	(86.4)
Interest and foreign exchange rate on loans	(75.3)	-	-
Exchange variation	(39.8)	(9.8)	-
Anticipated bonds payment expenses	(82.6)	-	-
Tax on financial transactions	(45.1)	(47.5)	(48.5)
Bank guarantee expenses	(56.2)	(57.6)	(42.6)
Other financial costs, including bank fees	(72.5)	(78.2)	(117.7)
	(1,233.7)	(1,104.3)	(1,348.5)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 27).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	2011	2010	2009

Financial liabilities measured at amortized cost	(324.1)	(275.2)	(411.1)
Fair value hedge - hedged items	(156.6)	(150.6)	(385.4)
Fair value hedge - hedging instruments	(169.9)	(173.2)	53.6
Cash flow hedges - hedged items	(117.7)	(114.6)	(133.9)
Cash flow hedges - hedging instruments (reclassified from equity)	49.0	52.5	64.3
	(719.3)	(661.1)	(812.5)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	2011	2010	2009

Fair value hedge - hedged items	(132.2)	77.1	610.3
Fair value hedge - hedging instruments	136.5	(78.4)	(612.9)
Cash flow hedges - hedged items	21.5	3.7	(188.6)
Cash flow hedges - hedging instruments (reclassified from equity)	(19.8)	0.8	189.1
Others	(6.0)	(3.2)	2.1
	-	-	-

Foreign exchange results from fair value hedges mainly relate to the 2011 and 2013 bond hedges (Note 27). Cash flow hedge results primarily relate to the hedge of a Brazilian Real loan in Canada, which was partially settled on June 20, 2011.

Finance income	2011	2010	2009

Interest income	467.5	298.4	169.3
Net gains on hedging instruments that are not part of a hedge accounting relationship	159.7	261.9	73.2
Hedge ineffectiveness gains	6.8	28.6	-
Gains on no derivative instrument at fair value through profit or loss	118.0	149.0	-
Exchange variation	-	0.1	-
Monetary restatement gains/losses	-	12.5	40.0
Dividend income, non-consolidated companies	1.9	-	0.1
Others	11.7	34.4	83.8
	765.6	784.9	366.4

Interest income arises from the following financial assets:

Interest income	2011	2010	2009

Cash and cash equivalents	380.0	254.3	136.2
Investment securities held for trading	87.5	44.1	17.0
Others	-	-	16.1
	467.5	298.4	169.3

Recognized directly in Other Comprehensive Income

Hedging reserve	2011	2010	2009
Recognized in Equity (cash flow hedge)	185.6	96.8	(75.5)
Removed from Equity and included in profit or loss	(188.1)	(48.7)	(232.4)
Deferred income tax variance in Equity and other changes	(82.4)	95.6	188.1
	(84.9)	143.7	(119.8)

Translation reserve
Effective portion of changes in fair value of net investment hedges	(280.4)	7.8	-
	(280.4)	7.8	-

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2011	2010	2009

Income tax expense - current	(1,671.8)	(1,281.6)	(1,304.0)

Deferred tax (expense)/income on temporary differences	(824.1)	(644.9)	(510.9)
Deferred tax on taxes losses	(26.1)	(158.0)	(393.2)
Total deferred tax (expense)/income	(850.2)	(802.9)	(904.1)

Total income and expenses	(2,522.0)	(2,084.5)	(2,208.1)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2011	2010	2009
Profit before tax	11,241.8	9,703.7	8,196.5
Adjustment on taxable basis
Non-taxable net financial and other income	(317.1)	(490.5)	(650.9)
Government grants related to sales taxes	(444.5)	(361.2)	(263.4)
Share of results of associates	(0.5)	(0.2)	(0.7)
Hedge results	-	-	348.0
Expenses not deductible for tax purposes	237.1	214.1	178.2
	10,716.80	9,065.9	7,807.7
Aggregated weighted nominal tax rate	32.58%	32.81%	32.54%
Taxes – nominal rate	(3,491.5)	(2,974.5)	(2,540.6)
Adjustment on tax expense
Government grants - income taxes	351.3	289.7	198.5
Deductible interest attributed to shareholders	465.3	393.9	346.8
Tax savings from goodwill amortization on tax books	120.8	125.9	142.8
Withholding tax and other income	(82.6)	(131.0)	(130.8)
Non-deductible losses in operations abroad	(29.9)	(11.1)	(47.5)
Income tax provision reversal	(56.2)	64.7	-
Other tax adjustments	200.8	157.9	(177.3)
Income tax and social contribution expense	(2,522.0)	(2,084.5)	(2,208.1)
Effective tax rate	22.43%	21.48%	26.94%

The main events that impacted the effective tax rate in 2011 were: (a) benefit from increase in government grants related to taxes on sales and income tax, in Brazil; and (b) benefit from higher interest on own equity distribution in Brazil.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and impact the effective tax rate.

 13. PROPERTY, PLANT AND EQUIPMENT

	2011
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1
Effect of movements in foreign exchange	102.5	405.3	71.3	35.9	615.0
Acquisitions through business combinations	8.7	-	-	-	8.7
Acquisitions	3.5	136.3	43.5	3,120.6	3,303.9
Disposals	(56.9)	(346.8)	(93.5)	-	(497.2)
Transfer to other asset categories	635.4	1,800.6	195.9	(2,704.1)	(72.2)
Others	-	(0.2)	-	12.3	12.1
Balance at end	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4

Depreciation and Impairment
Balance at end of previous year	(1,364.0)	(6,433.4)	(1,618.4)	-	(9,415.8)
Effect of movements in foreign exchange	(42.5)	(265.2)	(52.3)	-	(360.0)
Depreciation	(91.5)	(881.8)	(283.5)	-	(1,256.8)
Impairment losses	-	(51.1)	0.3	-	(50.8)
Disposals	36.4	323.4	89.6	-	449.4
Transfer to other asset categories	1.6	58.7	17.8	-	78.1
Others	(0.1)	2.3	0.5	-	2.7
Balance at end	(1,460.1)	(7,247.1)	(1,846.0)	-	(10,553.2)
Carrying amount:
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2

	2010
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	3,152.2	10,081.4	2,020.7	612.1	15,866.4
Effect of movements in foreign exchange	(112.1)	(471.0)	(50.7)	(11.5)	(645.3)
Acquisitions	4.0	139.7	44.1	2,037.1	2,224.9
Disposals through the sale of subsidiary	(98.1)	(477.0)	(33.5)	(1.9)	(610.5)
Disposals	(4.8)	(140.7)	(147.9)	(0.5)	(293.9)
Transfer to other asset categories	49.1	511.5	471.8	(1,235.5)	(203.1)
Others	17.0	85.0	6.0	1.6	109.6
Balance at end	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1

Depreciation and Impairment
Balance at end of previous year	(1,380.6)	(6,597.2)	(1,293.4)	-	(9,271.2)
Effect of movements in foreign exchange	54.1	352.9	25.3	-	432.3
Depreciation	(100.7)	(869.6)	(293.5)	-	(1,263.8)
Impairment losses	-	(150.3)	(2.6)	-	(152.9)
Disposals through the sale	65.9	408.7	12.8	-	487.4
Disposals	1.5	75.3	160.0	-	236.8
Transfer to other asset categories	8.5	405.2	(231.1)	-	182.6
Others	(12.7)	(58.4)	4.1	-	(67.0)
Balance at end	(1,364.0)	(6,433.4)	(1,618.4)	-	(9,415.8)
Carrying amount:
December 31, 2009	1,771.6	3,484.2	727.2	612.1	6,595.1
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3

 Main acquisitions in the period refer substantially to modernization, refurbishment and extension of production lines in order to increase capacity, and construction of new plants, the main one being located in Pernambuco State.

Capitalized borrowing costs on loans, directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization rate used is 12.5% per year.

The Company leases plant and equipment and fixtures and fittings, accounted for as financial leases. The carrying amount of the leased assets was R$29.7 as at December 31, 2011 (R$28.6 and R$21.2 as of December 31, 2010 and 2009, respectively).

14. GOODWILL

	2011	2010	2009

Balance at end of previous year	17,441.8	17,527.5	17,912.4
Effect of movements in foreign exchange	11.5	(85.7)	(535.8)
Acquisitions through business combinations and non-controlling interest	0.7	-	150.9
Balance at end of year	17,454.0	17,441.8	17,527.5

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional Currency	2011	2010	2009
LAN:
Brazil	BRL	557.8	541.9	542.0
Ecuador	USD	0.8	0.8	0.8
Dominican Republic	DOP	254.1	246.3	253.7
Peru	PEN	37.4	33.0	33.7

LAS:
Argentina	ARS	1,178.3	1,236.9	1,289.7
Bolivia	BOB	315.9	325.5	338.7
Paraguay	PYG	291.5	260.8	270.1
Uruguay	UYU	67.8	76.4	81.0

Canada Holding	BRL (i)	14,414.4	14,414.4	14,414.4
Canada Operational	CAD	336.0	305.8	303.4
		17,454.0	17,441.8	17,527.5

(i) For acquisitions that occurred prior to 1/1/2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time (Note 3 (f)).

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment.

At the end 2011, Ambev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Ambev believes that all of its estimates are reasonable consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. Although a change in the estimate used could have a material impact on the calculation of the fair value and trigger an impairment charge, the Company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit´s carrying amount to exceed its recoverable amount.

The impairment testing of goodwill, which accounted for 38% (41% in 2010) of Ambev’s total assets as at December 31, 2011, relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at each cash-generating unit based on a fair-value-less-cost-to-sell approach using discounted free cash flow models. Depending on the characteristic of the cash generating unit tested, a period of five or ten years is used in the cash flow method. The key judgments, estimates and assumptions used in the fair-value-less-cost-to-sell calculations are as follows:

• The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

• For the second to fourth years of the model, free cash flows are based on Company strategic plans as approved by key management. Ambev's strategic plan is prepared by country and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

• In the five to subsequent six years of the model, data from the strategic plan is extrapolated using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

• Cash flows after the first ten-year period are extrapolated using long-term indices, based on external sources. Based on these assumptions the cash flow perpetuity is calculated, which consists of obtaining the present value of these annual flows considering the existence of the business unit for an infinite period. The Company’s management believes that the estimated five-year or ten-year cash flows are consistent with the operating information available in this industry sector, nature of its products and extensive client base;

• Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital.

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

The main assumptions used in the impairment test are as follows:

		LAN		LAS		NA
		2011	2010	2011	2010	2011	2010	(iv)

	Inflation (i)	3.9%	2.9%	6.0%	6.1%	2.0%	2.0%
	Perpetuity (ii)	4.3%	4.2%	5.6%	5.9%	2.0%	2.0%
	WACC (iii)	8.4%	7.8%	9.7%	15.5%	6.6%	5.8%

(i)	Average rate (US$ currency).
(ii)	Average growth rate used to extrapolate cash flows after the budget period
(iii)	Weighted Average Cost of Capital (US$ currency).
(iv)	Average per zone

Although the assumptions are presented by zone, the underlying calculation was performed by cash-generating unit.

15. INTANGIBLE ASSETS

	2011
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	1,382.6	1,338.0	378.1	181.3	3,280.0
Effect of movements in foreign exchange	13.9	-	5.5	11.2	30.6
Acquisitions and expenditures	7.6	28.1	18.4	5.9	60.0
Transfers to other assets categories	(31.6)	0.1	37.8	-	6.3
Balance at end of year	1,372.5	1,366.2	439.8	198.4	3,376.9

Amortization and Impairment losses
Balance at end of previous year	-	(1,065.7)	(292.6)	(98.5)	(1,456.8)
Foreign exchange variation effect	-	-	(4.2)	(7.0)	(11.2)
Amortization	-	(93.8)	(36.4)	(16.9)	(147.1)
Transfers to other assets categories	-	-	1.2	-	1.2
Balance at end of year	-	(1,159.5)	(332.0)	(122.4)	(1,613.9)

Carrying amount:
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2
December 31, 2011	1,372.5	206.7	107.8	76.0	1,763.0

	2010
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	1,465.3	1,239.1	354.4	169.3	3,228.1
Effect of movements in foreign exchange	(82.9)	-	(6.0)	(14.2)	(103.1)
Acquisitions and expenditures	0.2	110.7	6.1	-	117.0
Disposal through business combination	-	-	-	-	-
Disposal	-	(8.3)	-	-	(8.3)
Transfers to other assets categories	-	(3.5)	23.6	26.2	46.3
Balance at end of year	1,382.6	1,338.0	378.1	181.3	3,280.0

Amortization and Impairment losses
Balance at end of previous year	-	(976.6)	(258.3)	(60.6)	(1,295.5)
Foreign exchange variation effect	-	-	3.7	7.0	10.7
Amortization	-	(92.7)	(38.2)	(18.7)	(149.6)
Disposal	-	3.4	-	-	3.4
Transfers to other assets categories	-	0.2	0.2	(26.2)	(25.8)
Balance at end of year	-	(1,065.7)	(292.6)	(98.5)	(1,456.8)

Carrying amount:
December 31, 2009	1,465.3	262.5	96.1	108.7	1,932.6
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2

Ambev is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flows for as long as the Company owns the brands and accordingly have been assigned indefinite lives. The most representative brands that have been registered as result of fair value determination of past acquisitions are Quilmes in Argentina and Pilsen in Paraguay and Bolivia.

Intangible assets with indefinite useful lives include the brands for which there is no foreseeable limit to the period during which these assets are expected to generate positive net cash flows for the company. These marks are considered assets of indefinite useful life because of his strength, level of investment in marketing and history of profitability.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2011	2010
Argentina	585.9	627.2
Bolivia	271.7	282.4
Canada	74.0	67.4
Chile	45.4	44.9
Paraguay	310.4	277.8
Uruguay	85.1	82.9
	1,372.5	1,382.6

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the goodwill impairment tests (Note 14). The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2011	2010
Non-current investments
Equity securities available-for-sale	165.8	168.0
Debt securities held-to-maturity	-	0.8
Debt held-to-maturity	76.3	39.9
	242.1	208.7

Current investments
Financial asset at fair value through profit or loss-held for trading	193.4	1,068.3
Debt securities held-to-maturity	-	1.0
	193.4	1,069.3

Financial asset at fair value through profit or loss-held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2011 (Note 11).

Equity securities available-for-sale

Equity securities of R$165.8 (R$168.0 at December 31, 2010), classified as available for sale, refers to the operation between Ambev and “Cerveceria Regional” on October 20, 2010 recorded at fair value on the purchase date net of reductions in the recoverable amount of the asset.

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other subsidiaries, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 25% to 27%
Latin America - South	from 7% to 35%
Canada Operational	from 5% to 31%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2011			2010
	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	2.6	(150.3)	(147.7)	2.3	(184.4)	(182.1)
Intangible assets	5.5	(355.7)	(350.2)	7.2	(360.5)	(353.3)
Goodwill	58.7	-	58.7	115.6	-	115.6
Inventories	100.7	(1.5)	99.2	12.6	-	12.6
Investment securities	5.5	-	5.5	6.0	-	6.0
Trade and other receivables	27.7	-	27.7	25.7	-	25.7
Trade and other payables	-	(303.1)	(303.1)	-	(209.6)	(209.6)
Interest-bearing loans and borrowings	-	(19.4)	(19.4)	-	(35.8)	(35.8)
Employee benefits	478.7	(0.1)	478.6	329.5	(0.3)	329.2
Provisions	270.1	(4.3)	265.8	278.3	(0.2)	278.1
Derivatives	8.6	(20.2)	(11.6)	142.6	-	142.6
Tax credits for corporate restructuring	580.8	-	580.8	931.8	-	931.8
Other items	17.3	-	17.3	38.5	-	38.5
Partnership profit	-	(311.8)	(311.8)	-	-	-
Loss carryforwards	322.8	-	322.8	373.6	-	373.6
Gross deferred tax assets / (liabilities)	1,879.0	(1,166.4)	712.6	2,263.7	(790.8)	1,472.9
Netting by taxable entity	(431.9)	431.9	-	(242.1)	242.1	-
Net deferred tax assets / (liabilities)	1,447.1	(734.5)	712.6	2,021.6	(548.7)	1,472.9

The Company only offsets assets with liabilities for income tax when they are in the same entity and are of the same nature.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2011 the expected utilization of consolidated tax losses is as follows:

2011
2012	160.9
2013	74.6
2014	9.7
As of 2015	77.6
322.8

Part of the tax benefit corresponding to the tax loss carryforwards and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax loss carry forwards related to these unrecognized deferred tax assets are equivalent to R$789.9 at December 31, 2011 (R$673.6 at December 31, 2010).The total unrecognized deferred tax assets related to tax loss carryforwards for these subsidiaries amount to R$176.6 at December 31, 2011 (R$154.6 at December 31, 2010) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position can are detailed as follows:

Balance at December 31, 2010	1,472.9
Recognized in Income statement	(850.2)
Recognized in Other comprehensive income	(4.1)
Other movements	94.0
Balance at December 31, 2010	712.6

18. INVENTORIES

	2011	2010

Finished goods	548.9	402.9
Work in progress	124.0	102.0
Raw material	1,221.9	967.1
Consumables	51.5	54.6
Spare parts and other	206.5	199.0
Prepayments	102.8	208.7
Impairment losses	(17.1)	(29.1)
	2,238.5	1,905.2

Impairment losses on inventories recognized in the income statement amounted to R$ 52.2 in 2011 (R$ 74.1 in 2010 and R$ 40.9 in 2009).

19. TRADE AND OTHER RECEIVABLES

Non-Current trade and other receivables	2011	2010
Trade receivables	1.5	2.3
Cash deposits for guarantees	556.1	550.4
Derivative financial instruments with positive fair value	57.4	220.8
Taxes receivable	361.5	331.1
Prepaid expenses	127.8	-
Other receivables	127.7	95.7
	1,232.0	1,200.3

Current trade and other receivables
Trade receivables	2,001.2	1,839.7
Interest receivable	55.3	159.8
Taxes receivable	566.4	415.7
Derivative financial instruments with positive fair value	456.0	731.6
Prepaid expenses	620.5	494.2
Other receivables	180.3	153.1
	3,879.7	3,794.1

An ageing of our trade receivables is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due –more than 360 days
2011	2,001.2	1,973.6	21.1	6.1	0.2	0.2	-
2010	1,839.7	1,810.2	10.6	5.0	6.6	6.0	1.3

In accordance with the IFRS 7 Financial Instruments: Disclosures the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2011 amount to R$21.0 (R$16.2 in 2010 and R$32.6 in 2009).

The Company’s exposure to credit, currency and interest rate risks is disclosed in Note 27.

20. CASH AND CASH EQUIVALENTS

	2011	2010
Short term bank deposits (i)	5,822.9	5,038.7
Current bank accounts	2,245.9	863.2
Cash	7.4	7.4
Cash and cash equivalents	8,076.2	5,909.3

Bank overdrafts	(12.3)	(1.0)

Cash and cash equivalents less bank overdraft	8,063.9	5,908.3

(i) The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			2011	2010

	Preferred	Common	Total	Total
At the end of the previous year	1,360,472	1,743,889	3,104,361	3,084,940
Changes during the year	6,190	7,246	13,436	19,421
	1,366,662	1,751,135	3,117,797	3,104,361

Treasury shares
(in thousand of shares)			2011	2010
	Preferred	Common	Total	Total
At the end of the previous year	608	524	1,132	2,760
Changes during the year	(510)	(14)	(524)	(1,628)
	98	510	608	1,132

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during 2011

The Board of Directors, at the Meeting held on October 4, 2011, approved a capital increase of R$4.9 by issuing 87,261 thousand preferred shares without voting rights at R$ 55.89 per share, which participate in the results of the Company in accordance with its Statutes, to be subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil - FINOR), with funds provided for in Article 9 of Law No. 8167, of January 16, 1991. The Company's capital was changed to R$8,303.9 represented by 3,117,797 thousand shares, 1,751,135 thousand Common shares and 1,366,662 thousand preferred shares.

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders, of 7,247 thousand new Common shares and 5,654 thousand preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528.5, increasing capital stock to R$8,299.1, which is divided into 3,117,710 thousand shares, 1,751,135 thousand Common shares and 1,366,575 thousand preferred shares, without par value, an amount of R$0.277 was appropriated as a capital reserve (Reserve for gain/losses on share subscription), which is included in Others in the Statement of Changes in Equity.

The Extraordinary General Meeting held on April 29, 2011, approved the following destinations to capital:

i) Capital increase proposal of R$317.8 by means of the issuance of 5,364 thousand Common shares and 2,553 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, to be paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2010 which was ratified by the Board of Directors Meeting held on July 18, 2011.

ii) Capital increase of R$136.2 increase, increasing share capital from R$ 7,634.3 to R$ 7,770.6, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20.6 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011 through the issuance  of  448 thousand Preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613.8 to R$7,634.3  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

Changes in equity during 2010

On September 27, 2010, share capital was increased by R$246.4 through the subscription of 2,835 thousand Common shares and 4,660 thousand newly issued Preferred shares as determined by the Extraordinary General Meeting of April, 28, 2010.

This capital increase resulted in a premium of R$8.3, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium reserve.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

     i) Increase in the Company's capital of R$374.7 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

     ii) Increase in the Company's capital of R$160.6, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

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

ii) Capital stock increase in the amount of R$2.6, without the issuance of new shares, by means of the capitalization of the Tax incentive reserves – Reinvestment of Income Tax, being R$0.6 related to fiscal year of 2004 and R$1.9 related to the fiscal year of 2006.

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

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (TJLP). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during 2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
RCA	2/28/2011	Dividends	3/22/2011	Common	0.5600	976.3
RCA	2/28/2011	Dividends	3/22/2011	Preferred	0.6160	837.6
RCA	6/27/2011	Dividends	8/5/2011	Common	0.1400	244.1
RCA	6/27/2011	Dividends	8/5/2011	Preferred	0.1540	209.5
RCA	9/19/2011	Dividends	11/18/2011	Common	0.6220	1,088.9
RCA	9/19/2011	Dividends	11/18/2011	Preferred	0.6842	934.8
						4,291.2

RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Common	0.2500	435.9
RCA	6/27/2011	Interest on shareholder's equity	8/5/2011	Preferred	0.2750	374.2
RCA	9/19/2011	Interest on shareholder's equity	11/18/2011	Common	0.1000	175.1
RCA	9/19/2011	Interest on shareholder's equity	11/18/2011	Preferred	0.1100	150.3
						1,135.5	(i)

(i) The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which R$72.1 was accrued in fiscal year of 2010.

Events during 2010:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
RCA	3/1/2010	Dividends	4/1/2010	Common	1.1000	381.1
RCA	3/1/2010	Dividends	4/1/2010	Preferred	1.2100	326.7
RCA	9/27/2010	Dividends	10/14/2010	Common	2.1600	753.1
RCA	9/27/2010	Dividends	10/14/2010	Preferred	2.3760	646.1
RCA	10/27/2010	Dividends	12/15/2010	Common	2.8000	976.3
RCA	10/27/2010	Dividends	12/15/2010	Preferred	3.0800	837.6
						3,920.9

RCA	3/1/2010	Interest on shareholder's equity	4/1/2010	Common	0.4500	155.9
RCA	3/1/2010	Interest on shareholder's equity	4/1/2010	Preferred	0.4950	133.6
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Common	0.9300	324.3
RCA	9/27/2010	Interest on shareholder's equity	10/14/2010	Preferred	1.0230	278.2
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Common	0.3000	104.6
RCA	10/27/2010	Interest on shareholder's equity	12/15/2010	Preferred	0.3300	89.7
						1,086.3

Interest on shareholder´s equity and dividends not claimed within three years revert back to the Company. During 2011, the Company recognized R$10.4 unclaimed interest on shareholders’ equity and dividends (R$6.3 at December 31, 2010).

Events during 2009:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
RCA	6/29/2009	Dividends	7/31/2009	Common	0.7800	270.2
RCA	6/29/2009	Dividends	7/31/2009	Preferred	0.8580	231.3
RCA	8/11/2009	Dividends	10/2/2009	Common	1.3000	450.4
RCA	8/11/2009	Dividends	10/2/2009	Preferred	1.4300	386.2
RCA	11/9/2009	Dividends	12/18/2009	Common	1.4800	512.8
RCA	11/9/2009	Dividends	12/18/2009	Preferred	1.6280	439.5
						2,290.4

RCA	4/13/2009	Interest on shareholder's equity	5/29/2009	Common	0.4100	141.6
RCA	4/13/2009	Interest on shareholder's equity	5/29/2009	Preferred	0.4510	121.1
RCA	6/29/2009	Interest on shareholder's equity	7/31/2009	Common	0.3800	131.6
RCA	6/29/2009	Interest on shareholder's equity	7/31/2009	Preferred	0.4180	112.7
RCA	8/11/2009	Interest on shareholder's equity	10/2/2009	Common	0.2500	86.6
RCA	8/11/2009	Interest on shareholder's equity	10/2/2009	Preferred	0.2750	74.3
RCA	11/9/2009	Interest on shareholder's equity	12/18/2009	Common	0.5400	187.1
RCA	11/9/2009	Interest on shareholder's equity	12/18/2009	Preferred	0.5940	160.4
						1,015.4

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 27).

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

The share-based payment reserve recorded a charge of R$122.3 in 2011 (R$120.3 and R$134.7 in 2010 and 2009, respectively) (Note 24).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on treasury shares reserve.

Change in treasury shares in million of Brazilian Reais, for the years ended	2011	2010

At the begining of the year	(4.5)	(47.7)
Shares reacquired in accordance with the stock option plan	(31.1)	(3.1)
Shared-based payments - transfer	43.5	27.2
Shares - FINOR	(6.2)	-
Shares plans	1.0	19.1
At the end of the year	2.7	(4.5)

(i) Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev of R$8,641.0 (R$7,561.4 and R$5,986.1 in 2010 and 2009 respectively) and the weighted average number of shares outstanding during the year, calculated as follows:

Thousand shares	2011
	Preferred	Common	Total

Issued shares at January 1	1,360,472	1,743,889	3,104,361
Treasury shares	(608)	(524)	(1,132)
Effect of shares issued / repurchased	3,926	4,223	8,149
Weighted average number of shares at December 31	1,363,790	1,747,588	3,111,378

Thousand shares	2010
	Preferred	Common	Total

Issued shares at January 1	1,351,965	1,732,975	3,084,940
Treasury shares	(2,155)	(605)	(2,760)
Effect of shares issued / repurchased	5,448	4,868	10,316
Weighted average number of shares at December 31	1,355,260	1,737,236	3,092,496

Thousand shares	2009
	Preferred	Common	Total

Issued shares at January 1	1,347,140	1,727,540	3,074,680
Treasury shares	(4,135)	(525)	(4,660)
Effect of shares issued / repurchased	3,695	3,765	7,460
Weighted average number of shares at December 31	1,346,700	1,730,780	3,077,480

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev of R$8,641.0 (R$7,561.4 and R$5,986.1 in 2010 and 2009 respectively) and the weighted average number of shares outstanding during the year, as follows:

Thousand shares	2011
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,363,790	1,747,588	3,111,378
Effect of shares issued / repurchased	12,590	-	12,590
Weighted average number of shares (diluted) at December 31	1,376,380	1,747,588	3,123,968

Thousand shares	2010
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,355,260	1,737,236	3,092,496
Effect of shares issued / repurchased	9,971	-	9,971
Weighted average number of shares (diluted) at December 31	1,365,231	1,737,236	3,102,467

Thousand shares	2009
	Preferred	Common	Total

Issued shares at December 31, net of treasury shares	1,346,700	1,730,780	3,077,480
Effect of shares issued / repurchased	4,305	275	4,580
Weighted average number of shares (diluted) at December 31	1,351,005	1,731,055	3,082,060

 Basic earnings per share before special items

The calculation of earnings per share before special items (basic) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

(Expressed in millions of Brazilian Reais)	2011
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)
Income before special items (basic), attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1

(Expressed in millions of Brazilian Reais)	2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.3)	(65.6)	(121.9)
Income before special items (basic), attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.3

(Expressed in millions of Brazilian Reais)	2009
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,760.6	3,225.4	5,986.1
Special items, after taxes, attributable to equity holders of Ambev	89.7	104.8	194.5
Income before special items (basic), attributable to equity holders of Ambev	2,670.9	3,120.6	5,791.6

Diluted earnings per share before special items

The calculation of earnings per share before special items (diluted) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

(Expressed in millions of Brazilian Reais)	2011
	Preferred	Common	Total

Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)
Income before special items (diluted), attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1

(Expressed in millions of Brazilian Reais)	2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.5)	(65.3)	(121.8)
Income before special items (diluted), attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2

(Expressed in millions of Brazilian Reais)	2009
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,765.1	3,220.9	5,986.1
Special items, after taxes, attributable to equity holders of Ambev	89.8	104.6	194.5
Income before special items (diluted), attributable to equity holders of Ambev	2,675.3	3,116.3	5,791.6

The tables below present the calculation of earnings per share (“EPS”):

(Expressed in millions of Brazilian Reais)	2011
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Weighted average numbers of shares	1,363,790.0	1,747,588.0	3,111,378.0
Basic EPS	2.93	2.66

Income before special items, attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1
Weighted average numbers of shares	1,363,790.0	1,747,588.0	3,111,378.0
Basic EPS before special items	2.94	2.67

Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Weighted average numbers of shares (diluted)	1,376,380.0	1,747,588.0	3,123,968.0
Diluted EPS	2.91	2.65

Income before special items, attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1
Weighted average numbers of shares (diluted)	1,376,380.0	1,747,588.0	3,123,968.0
Diluted EPS before special items	2.93	2.66

(Expressed in millions of Brazilian Reais)	2010
	Preferred	Common	Total

Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Weighted average numbers of shares	1,355,260.0	1,737,236.5	3,092,496.5
Basic EPS	2.58	2.34

Income before special items, attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.2
Weighted average numbers of shares	1,355,260.0	1,737,236.5	3,092,496.5
Basic EPS before special items	2.62	2.38

Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Weighted average numbers of shares (diluted)	1,365,231.0	1,737,237.0	3,102,468.0
Diluted EPS	2.57	2.33

Income before special items, attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2
Weighted average numbers of shares (diluted)	1,365,231.0	1,737,237.0	3,102,468.0
Diluted EPS before special items	2.61	2.37

(Expressed in millions of Brazilian Reais)	2009
	Preferred	Common	Total

Income attributable to equity holders of Ambev	2,760.6	3,225.4	5,986.1
Weighted average numbers of shares	1,346,700.0	1,730,780.0	3,077,480.0
Basic EPS	2.05	1.86

Income before special items, attributable to equity holders of Ambev	2,670.9	3,120.6	5,791.6
Weighted average numbers of shares	1,346,700.0	1,730,780.0	3,077,480.0
Basic EPS before special items	1.98	1.80

Income attributable to equity holders of Ambev	2,765.1	3,220.9	5,986.1
Weighted average numbers of shares (diluted)	1,351,005.0	1,731,055.0	3,082,060.0
Diluted EPS	2.05	1.86

Income before special items, attributable to equity holders of Ambev	2,675.3	3,116.3	5,791.6
Weighted average numbers of shares (diluted)	1,351,005.0	1,731,055.0	3,082,060.0
Diluted EPS before special items	1.98	1.80

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

As mentioned in item (a) Preferred shares are entitled to a dividend premium of 10% over that paid to the Common shareholders which is considered in the basic and diluted EPS calculation.

(j) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

(k) Destinations

At December 31, 2011, management proposed the appropriations to Retained earnings, in accordance with the Brazilian Corporate law and the Company's bylaws. The dividends  appropriations were approved at the Board of Directors' Meeting held on February 17, 2012 (Note 33).

	2011	2010	2009
Net income	8,641.0	7,561.4	5,986.1
Effects of the transition to IFRS	-	3,992.0	(26.2)
(+) Unclaimed dividends	10.4	6.3	8.3
(-) Fiscal incentive reserve constitution	(369.6)	(310.5)	(208.0)
Retained earnings basis for dividends and destinations	8,281.8	11,249.2	5,760.2

Dividends and Interest on capital (i)	(7,321.7)	(5,007.2)	(3,305.8)
Year ended 2010
(-) Dividends and Interest on capital paid with additional dividends reserve	(4,290.3)	-	-
Year ended 2011
Mandatory dividend:
(-) Dividends and Interest on capital paid with investments reserve	(1,064.1)	(997.3)	-
(-) Dividends and Interest on capital paid based on profit	-	(4,009.9)	(3,305.8)
(-) Additional mandatory dividend - Provision	(1,967.3)	-	-
Dividend calculated	(3,031.4)	(5,007.2)	(3,305.8)

Reserves destination:
Investments reserve	(5,616.6)	(2,876.8)	(2,449.9)
Additional dividends	(697.9)	(4,290.3)	-
Interest on capital payable accrued	-	(72.2)	(4.5)
Balance of retained earnings after the destinations	-	-	-

 (i) The Company calculates the dividends equally for all shares in issuance and then adds an additional 10% dividend provided for in legislation for the Preferred shares.

At December 31, 2011 management informed its shareholders, that it will propose to the General Meeting a capital increase through the capitalization of the Investments Reserve in the amount invested by the controlling company in the last two years.

ISSUED CAPITAL:
Proposal for a capital increase with use of the profit reserve:	2011	2010	2009
Issued capital in December 31, 2011	8,303.9	-	-
Use of part of investments reserve to capital increase	3,290.0	-	-
New issued capital after proposal destination to be approved by OGM/EGM	11,593.9	-	-

 22. INTEREST-BEARING LOANS AND BORROWINGS

Current and non-current interest-bearing loans and borrowings totaled R$4,102.3 on December 31, 2011, compared to R$6,770.4 on December 31, 2010.

	2011	2010
Non-current liabilities
Secured bank loans	178.2	174.8
Unsecured bank loans	1,280.1	1,450.8
Debentures and unsecured bond issues	298.1	2,418.9
Other unsecured loans	133.0	111.2
Financial leasing	0.8	8.5
	1,890.2	4,164.2

Current liabilities
Secured bank loans	62.7	52.8
Unsecured bank loans	891.1	1,496.1
Debentures and unsecured bond issues	1,248.0	884.3
Other unsecured loans	2.5	167.4
Financial leasing	7.8	5.6
	2,212.1	2,606.2

Financial funding

During the year, the Company raised R$1,064.0 in Brazil in lines of credit from Finem UMBNDES and Finem URTJLP, R$10.0 in HILA-ex, R$68.9 in LAS and R$456.7 in Labatt.

Settlements

Payments for the year totaled R $ (2,609.0) related to Bond 11 and 13; R$ (475.5) related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP, Agroindustrial Credit and Bank Credit in Brazil, R$(14.5) in HILA-ex, R$(389.2) in LAS and R$ (1,533.1) in Labatt

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017 and the Working Capital Reais loan (Labatt) (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development, (iii) Certificates of Deposit Interbank - CDI for the debentures, and (iv) Bankers' Acceptance Rate (acceptance rate of Canadian banks) for the debt of its subsidiary Labatt in Canada. The Company's policy is to hedge 100% of its foreign currency debt for local currency operation. At December 31, 2011 the Company´s loans presented the following interest rates:

		2011		2010
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
USD denominated fixed rate	-	-	-	884.2	886.7
BNDES basket debt floating rate (UMBNDES + average pay rate)	1.77%	43.8	187.6	23.6	74.4
Reais denominated fixed rate	12.13%	473.1	-	716.6	473.1
CAD denominated floating rate - BA	-	-	-	-	300.8
CAD denominated fixed rate	-	-	-	157.9	-
Other latin american currency fixed rate	7.17%	79.0	70.2	108.8	66.6
USD denominated fixed rate	-	-	-	230.1	100.0
TJLP BNDES denominated floating rate (TJLP + average pay rate)	8.15%	292.2	1,148.0	202.1	552.5
Reais debt - ICMS fixed rate	3.04%	2.5	133.0	9.6	111.2
Reais debt - debentures floating rate % CDI	102.50%	1,248.0	-	-	1,247.5
Reais debt - fixed rate	8.33%	73.5	351.4	273.3	351.4
Total		2,212.1	1,890.2	2,606.2	4,164.2

Terms and debt repayment schedule – December 31, 2011

	2011
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	240.9	62.7	55.8	49.6	62.1	10.7
Unsecured bank loans	2,171.2	891.1	500.8	371.0	405.2	3.1
Debentures and unsecured bond issues	1,546.1	1,248.0	-	-	-	298.1
Unsecured other loans	135.5	2.5	25.2	23.9	21.9	62.0
Finance lease liabilities	8.6	7.8	0.4	0.4	-	-
	4,102.3	2,212.1	582.2	444.9	489.2	373.9

Terms and debt repayment schedule – December 31, 2010

	2010
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	227.6	52.8	96.3	48.1	20.7	9.7
Unsecured bank loans	2,946.9	1,496.1	1,042.1	232.6	165.3	10.8
Debentures and unsecured bond issues	3,303.3	884.3	1,247.5	886.7	-	284.8
Unsecured other loans	278.5	167.4	21.9	22.4	29.7	37.1
Finance lease liabilities	14.1	5.6	8.3	0.2	-	-
	6,770.4	2,606.2	2,416.1	1,190.0	215.7	342.4

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social - BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral. The loan contracts contain financial covenants including:

• Going-concern;

• Maintenance, in use or in good condition for the business, of  the Company's properties;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the  Company's bylaws or  local law, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; -  or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions  in which the Companyoperates;

These clauses  apply  to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As at December 31, 2011, the Company was in compliance with all its contractual obligations for its loans and financings.

23. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company's private pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Pursuant to IAS 19 Employee Benefits, post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2011, the Company contributed R$8.8 (R$6.7 and R$7.4 in 2010 and 2009, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, the net liability for defined benefit plans consists of the following:

	2011	2010	2009
Present value of funded obligations	(4,047.2)	(3,325.9)	(2,997.6)
Fair value of plan assets	3,648.5	3,471.2	3,315.1
Present value of net obligations	(398.7)	145.3	317.5
Present value of unfunded obligations	(614.4)	(515.4)	(468.9)
Present value of net obligations	(1,013.1)	(370.1)	(151.4)
Unrecognized past service cost	1.6	1.4	2.7
Unrecognized assets	(571.9)	(576.9)	(605.2)
Net liability	(1,583.4)	(945.6)	(753.9)
Other long term employee benefits	(1.1)	0.3	(0.3)
Total employee benefits	(1,584.5)	(945.3)	(754.2)
Employee benefits amount in the balance sheet:
Liabilities	(1,603.0)	(966.2)	(767.9)
Assets	18.5	20.9	13.7
Net liabilities	(1,584.5)	(945.3)	(754.2)

At December 31, 2011, the Company recorded R$ (18.5) up to the asset ceiling not exceeding the present value of future benefits expected to flow to the Company. Therefore, this asset does not duplicate the treatment of actuarial losses or past service cost.

The changes in the present value of the defined benefit obligations were as follows:

	2011	2010	2009
Defined benefit obligation at 1 January	(3,841.3)	(3,466.5)	(3,430.4)
Service cost	(42.5)	(34.0)	(48.2)
Interest cost	(264.5)	(253.3)	(252.8)
New unvested past service cost	9.8	(6.4)	5.5
Contributions by plan participants	(2.7)	(4.2)	-
Actuarial gains and (losses)	(507.5)	(358.1)	(374.8)
Gains / (losses) on settlements or curtailments	-	-	22.2
Reclassifications	-	-	3.0
Exchange differences	(303.2)	(11.9)	343.6
Benefits paid	290.4	293.1	265.4
Defined benefit obligation at 31 December	(4,661.5)	(3,841.3)	(3,466.5)

The changes in the fair value of plan assets are as follows:

	2011	2010	2009
Fair value of plan assets at 1 January	3,471.2	3,315.1	3,138.9
Expected return	310.3	298.2	268.0
Actuarial gains and (losses)	(129.7)	25.8	331.0
Contributions by employer	103.1	108.8	103.3
Contributions by plan participants	3.1	4.2	4.0
Exchange differences	180.9	12.7	(258.1)
Transfers	-	-	(6.6)
Benefits paid	(290.4)	(293.6)	(265.4)
Fair value of plan assets at 31 December	3,648.5	3,471.2	3,315.1

Expected real return on plan assets generated a gain of R$12.1 (gain of R$ 30.2 in 2010 and loss of R$ (15.2) in 2009).

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2011	2010	2009
Current service costs	(42.5)	(34.0)	(28.6)
Interest cost	(264.5)	(253.3)	(252.8)
Expected return on plan assets	310.3	298.2	268.0
Amortized past service cost	(0.2)	(7.6)	(14.4)
New vested past service cost	10.2	-	(15.5)
(Gains) losses on settlements or curtailments	-	-	39.6
Asset limitation	-	-	(59.5)
	13.3	3.3	(63.2)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2011	2010	2009
Cost of sales	(16.5)	(17.3)	(24.3)
Sales and marketing expenses	(17.5)	(27.4)	(28.9)
Administrative income	47.3	48.0	1.3
Other operating income and expense	-	-	(11.3)
	13.3	3.3	(63.2)

The assumptions used in the calculation of the obligations are as follows:

	2011	2010	2009
Discount rate	6.1%	7.0%	10.5%
Future salary increases	4.0%	4.2%	3.5%
Future pension increases	2.8%	2.9%	3.5%
Medical cost trend rate	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%	12.3% p.a. reducing to 8.2%
Dental claims trend rate	4.5%	4.5%	6.2%

Life expectation for an over 65 years old male	84	84	80
Life expectation for an over 65 years old female	86	87	84

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2011	2010	2009
Discount rate	7.0%	10.5%	8.1%
Expected return on plan assets	9.0%	8.8%	13.2%
Future salary increases	4.2%	3.5%	3.8%
Future pension increases	2.9%	3.5%	2.4%
Medical cost trend rate	7.4% p.a. reducing to 5.5%	12.3% p.a. reducing to 8.2%	8.9% p.a reducing to 6.6%
Dental claims trend rate	4.5%	6.2%	4.6%

(i) Since the assumptions are nominal rates in different currencies the Company has converted the foreign rates into Reais equivalents based on the two year forward currency exchange rates. The weighted average assumptions are calculated based on these Reais equivalents.

Post-employment benefits (pension and care plans)

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

	2011		2010		2009
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(9.1)	7.8	(10.6)	11.1	(6.7)	5.8
Effect on the defined benefit obligation for medical cost	(87.3)	75.2	(70.5)	69.2	(65.9)	57.6

Presented below is the sensitivity analysis in relation to the discount rates, future salary increases and mortality rates:

	2011		2010		2009
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(2.2)	2.9	1.5	0.1	1.3	(0.1)
Effect on the defined benefit obligation	240.4	(258.9)	217.5	(234.6)	177.1	(190.5)

	2011		2010		2009
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost	(0.3)	0.3	(1.7)	1.7	(0.8)	0.8
Effect on the defined benefit obligation	(1.1)	1.0	(12.4)	12.1	5.4	(5.5)

	2011		2010		2009
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(2.9)	3.0	(5.7)	11.9	(4.1)	4.0
Effect on the defined benefit obligation	(42.9)	42.7	(115.6)	114.9	(61.8)	59.7

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant; economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at December 31, consist of the following:

	2011	2010	2009
Government bonds	14%	78%	27%
Corporate bonds	22%	0%	10%
Equity	41%	17%	60%
Property	23%	5%	3%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$53.7 to its defined benefit plans in 2012.

The historic four-year present value of defined benefit obligations, fair value of plan assets and pension reserve / contingency plans, is presented as follows:

	2011	2010	2009	2008
Present value of funded obligations	(4,661.6)	(3,841.3)	(2,997.6)	(2,942.1)
Fair value of plan assets	3,648.5	3,471.2	3,315.1	3,138.9
Pension / Contingency reserves	(1,013.1)	(370.1)	317.5	196.8
Experience adjustments: (increase)/decrease plan liabilities	(129.2)	(130.5)	(374.8)	495.5
Experience adjustments: increase/(decrease) plan assets	(129.7)	14.4	331.0	(645.9)

The present value of funded obligations include R$502.6 (R$481.2 in 2010 and R$402.3 in 2009) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide Ambev’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

Ambev recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to the Company, from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

24. SHARE-BASED PAYMENTS

As part of its remuneration and benefits policy, Ambev uses plans that are substantially similar to a Share-Based Compensation Plan. In 2011, as per the current plan, Ambev issued 1,392 thousand restricted stock units with an estimated fair value of R$63.9 and 3,158 thousand options with a fair value of R$61.9, whose amount will be charged to expense over the vesting period.

To encourage the mobility of managers, some options granted in previous years have been modified during 2011, where the protection characteristics of dividends on such options were canceled and compensated by the issuance of 2,466 thousand options in 2011, representing the economic value of the dividend protection feature. As there was no change to the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2011 and 2010 grants are as follows:

	(i)		(i)	(ii)	(ii)
In R$	2011		2010	2009 B	2009 A
Fair value of options granted	22.48		18.74	18.11	13.25
Share price	55.61		40.14	26.80	19.59
Exercise price	46.39		40.94	26.01	18.46
Expected volatility	33.7%		28.4%	45.1%	48.2%
Vesting year	4		5	5	5
Expected dividends	0% to 5%		0% to 5%	-	-
Risk-free interest rate	3,1% to 11,9%	(iii)	12.2%	12.6%	11.8%

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii)     On December 17, 2010 the Extraordinary General Meeting approved a stock split pursuant to which each Common and each Preferred share issued by the Company was split into five Common shares and five Preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR will continue to be represented by one Common or Preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of this split.

(iii) The  percentages  include  the  grants  of  stock options and  ADRs  during the year, the ADRs are denominated in U.S. dollars.

The total number of outstanding options developed as follows:

Thousand options	2011	2010	2009	(ii)
Options outstanding at January 1	26,253	20,570	14,145
Options issued during the year	5,624	6,625	8,155
Options exercised during the year	(1,728)	(525)	(610)
Options forfeited during the year	(587)	(417)	(1,120)
Options outstanding at ended year	29,562	26,253	20,570

The range of exercise prices of the outstanding options is between R$11.92 (R$11.29 in 2010) and R$67.10 (R$46.80 in 2010) and the weighted average remaining contractual life is approximately 8.59 years (8.26 years in 2010).

Of the 29,562 thousand outstanding options (26,253 in 2010), 2,974 thousand options are vested at December 31, 2011 (1,472 in 2010).

The weighted average exercise price of the options is as follows:

In R$ per share	2011	2010	2009	(ii)
Options outstanding at January 1	24.71	20.75	19.50
Options issued during the year	55.09	40.94	24.44
Options forfeited during the year	23.75	19.31	19.87
Options exercised during the year	13.56	11.95	11.47
Options outstanding at ended year	29.87	24.71	20.75
Options exercisable at ended year	13.21	11.66	11.43

For the options exercised during 2011, the weighted average market price on the exercise date was R$57.39.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2011	2010
Deferred shares outstanding at January 1	-	-
New deferred shares during the year	1,411	-
Deferred shares granted during the year	-	-
Deferred shares forfeited during the year	(19)	-
Deferred shares outstanding at ended year	1,392	-

Additionally, certain employees and directors of Ambev receive options to acquire AB-InBev shares, the compensation cost of which is recognized in the Company’s financial statements of December 31, 2011.

These share-based payments generated an expense of R$122.3 in the year ended December 31, 2011 (R$120.3 and R$134.7 for the years ended December 31 2010 and 2009, respectively), recorded as Administrative expenses.

25. TRADE AND OTHER PAYABLES

	2011	2010
Non-current
Trade payables	27.9	190.3
Deferred sales tax (i)	481.5	466.7
Other taxes, charges and contributions	261.5	336.9
Derivative financial instruments with negative fair values	281.0	259.5
Other payables	144.7	90.0
	1,196.6	1,343.4

Current
Trade payables and accrued expenses	6,113.9	4,530.0
Payroll and social security payables	430.2	423.7
Indirect taxes payable	1,836.2	1,347.1
Deferred sales tax (i)	43.5	69.8
Interest payable	88.3	105.5
Derivative financial instruments with negative fair values	583.5	398.1
Dividends and interest on capital payable	2,042.2	143.7
Other payables	150.2	125.0
	11,288.0	7,142.9

(i) The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are partially indexed to a general price index.

26. PROVISIONS

	Balance as of December 31, 2010	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2011

Restructuring
Non-current restruturing	18.1	1.8	3.5	(15.0)	8.4
Total	18.1	1.8	3.5	(15.0)	8.4

Lawsuits tax, labor, civil and others
Civil	39.8	-	23.9	(45.4)	18.3
Taxes on sales	175.5	-	40.9	(53.7)	162.7
Income tax	134.5	-	65.2	(81.8)	117.9
Labor	224.3	-	91.4	(120.6)	195.1
Others	46.9	9.8	41.5	(20.6)	77.6
Total	621.0	9.8	262.9	(322.1)	571.6

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	8.4	6.5	1.9	-	-
Total	8.4	6.5	1.9	-	-

Lawsuits tax, labor, civil and others
Civil	18.4	2.7	3.1	6.3	6.3
Taxes on sales	162.7	31.8	26.1	52.4	52.4
Income tax	118.0	13.5	20.9	41.8	41.8
Labor	195.0	36.5	31.7	63.4	63.4
Others	77.5	10.6	13.3	26.8	26.8
Total	571.6	95.1	95.1	190.7	190.7

The expected settlement was based on management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

The Company and its subsidiaries are involved in Brazil in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at December 31, 2011 are R$162.7 (R$175.4 as at December 31, 2010).

Labor

The Company and its subsidiaries are involved in approximately five thousand labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at December 31, 2011 was R$195.0 (R$224.3 as at December 31, 2010).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in Note 30 - Contingencies.

27. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives follows strictly its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

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

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below provides an indication of the company’s main net foreign currency exposure in December 31, 2011. The open positions are the result of the application of Ambev’s risk management policy. Positive amounts indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2011			2010
	Total exposed (i)	Derivatives total	Open position	Total exposed (i)	Derivatives total	Open position
Pound Sterling / Canadian Dollars	(35.6)	35.6	-	(30.4)	30.4	-
Euro / Real	(69.9)	69.9	-	(63.9)	63.9	-
Euro / Canadian Dollars	(57.3)	57.3	-	(58.7)	58.7	-
Dollar / Guatemala´s Quetzal	-	-	-	(14.3)	14.3	-
Dollar / Argentinean Peso	(554.9)	554.9	-	(284.0)	284.0	-
Dollar / Bolivian Peso	(136.7)	136.7	-	(76.7)	76.7	-
Dollar / Real	(2,554.4)	2,554.4	-	(2,228.2)	2,228.2	-
Dollar / Canadian Dollar	(311.7)	311.7	-	(265.7)	265.7	-
Dollar / Chilean Peso	(85.4)	85.4	-	(64.6)	64.6	-
Dollar / Paraguayan Guarani	(106.7)	106.7	-	(62.2)	62.2	-
Dollar / Uruguayan Peso	(73.0)	73.0	-	(42.0)	42.0	-
Dollar / Peruvian Sol	(98.8)	98.8	-	(91.1)	91.1	-
Dollar / Dominican Peso	(54.4)	54.4	-	(48.3)	48.3	-
	(4,138.8)	4,138.8	-	(3,330.1)	3,330.1	-

The foreign currency above instruments are treated as cash flow hedges.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. Under IAS 39, these derivatives were properly classified as hedges of net investment. On December 31, 2011 the Company had operations in the amount of R$(2,460.5) with a fair value of R$9.5 (R$(615.3) and R$7.8, respectively, as of December 31, 2010).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300.0, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Canada Loan Hedge (foreign currency risk + interest rate risk on borrowings in Brazilian Real)

As of 31 December 2011, the company has outstanding bank loans of R$474 millions Brazilian Real relating to loans issued in 2007. The company has entered into derivative contracts to hedge the foreign exchange and interest rate risk related to the Brazilian Real. The maturity dates for the derivative contracts are identical to the maturity date of the loan, which mature on January 2012. These hedges were designated in a cash flow hedge accounting relationship.

1.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, sugar and wheat. On December 31, 2011, the company’s position is shown in the following table. These derivative instruments, are considered highly probable transactions, and were designated as cash flow hedges.

	2011			2010
	Total exposed (i)	Derivatives total	Open position	Total exposed (i)	Derivatives total	Open position
Aluminum	(732.8)	732.8	-	(407.5)	407.5	-
Sugar	(192.3)	192.3	-	(148.6)	148.6	-
Wheat	(121.7)	121.7	-	(103.4)	103.4	-
Heating oil	(17.3)	17.3	-	(4.8)	4.8	-
Crude oil	(8.7)	8.7	-	(7.0)	7.0	-
Orange juice	(0.9)	0.9	-	-	-	-
Corn	(147.9)	147.9	-	(7.4)	7.4	-
Total	(1,221.6)	1,221.6	-	(678.7)	678.7	-

(i)    Exposure equivalent to the notional amount, contracted for the purpose mitigating significant relevant price fluctuations.

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

The Company has adopted, in order to minimize the risk of credit with its counterparties on significant derivative transactions, bilateral "trigger" clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

At December 31, 2011, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, BNB Paribas, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk at December 31, 2011. There was no concentration of credit risk with any counterparties at December 31, 2011.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

The contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities are as follows:

2011
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	240.9	264.4	70.7	61.5	120.3	11.9
Unsecured bank loans	2,171.2	2,474.3	1,042.5	580.4	848.2	3.2
Unsecured bond loans	1,546.2	1,757.9	1,315.4	28.5	85.5	328.5
Unsecured other loans	135.5	222.6	8.5	31.4	59.4	123.3
Finance leasing liabilities	8.6	9.9	9.0	0.5	0.4	-
Bank overdraft	12.3	12.3	12.3	-	-	-
Trade and other payable	6,436.7	6,436.7	6,264.1	172.6	-	-
Total	10,551.4	11,178.1	8,722.5	874.9	1,113.8	466.9

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	14.3	14.5	(0.4)	(0.1)	(0.2)	15.2
Foreign exchange derivatives	(37.3)	(13.8)	(13.3)	(0.5)	-	-
Interest rate and FX derivatives	(209.6)	(209.6)	2.0	(211.6)	-	-
Commodity derivatives	(118.6)	(118.3)	(91.8)	(26.5)	-	-
Total	(351.2)	(327.2)	(103.5)	(238.7)	(0.2)	15.2

2010
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	227.6	(281.1)	(67.1)	(109.6)	(91.7)	(12.7)
Unsecured bank loans	2,946.9	(3,311.4)	(1,649.5)	(1,128.3)	(522.0)	(11.6)
Unsecured bond loans	3,303.2	(4,002.9)	(1,180.7)	(1,504.7)	(985.6)	(331.9)
Unsecured other loans	278.7	(347.5)	(177.6)	(25.5)	(58.5)	(85.9)
Finance leasing liabilities	14.1	(15.5)	(6.4)	(8.9)	(0.2)	-
Bank overdraft	1.0	(1.0)	(1.0)	-	-	-
Trade and other payable	4,935.3	(4,935.3)	(4,247.7)	(687.6)	-	-
Total	11,706.8	(12,894.7)	(7,330.0)	(3,464.6)	(1,658.0)	(442.1)

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	58.6	34.4	(2.4)	1.9	3.4	31.5
Foreign exchange derivatives	365.6	428.6	245.1	182.0	-	1.5
Interest rate and FX derivatives	(366.5)	(402.6)	(136.2)	7.3	(273.5)	(0.2)
Commodity derivatives	237.2	238.8	226.7	12.1	-	-
Total	294.9	299.2	333.2	203.3	(270.1)	32.8

2) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2011
Assets due to Balance sheet
Investment securities	-	193.4	-	76.3	165.8	435.5
Trade and other receivables excluding prepaid expenses and taxes receivable	2,922.0	-	-	-	-	2,922.0
Financial instruments derivatives	-	166.5	347.0	-	-	513.5
Cash and cash equivalents	8,076.2	-	-	-	-	8,076.2
Assets held for sale	-	-	-	-	0.4	0.4
Total	10,998.2	359.9	347.0	76.3	166.2	11,947.6

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2010
Assets due to Balance sheet
Investment securities	-	1,068.3	-	41.7	168.0	1,278.0
Trade and other receivables excluding prepaid expenses and taxes receivable	3,732.7	-	-	-	-	3,732.7
Financial instruments derivatives	-	2.1	950.3	-	-	952.4
Cash and cash equivalents	5,909.3	-	-	-	-	5,909.3
Assets held for sale	-	-	-	-	51.8	51.8
Total	9,642.0	1,070.4	950.3	41.7	219.8	11,924.2

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Interest-bearning loans and borrowings	4,102.3	-	-	4,102.3
Financial intruments derivatives	-	560.0	304.5	864.5
Trade and other payables excluding tax payables	9,522.4	-	-	9,522.4
Total	13,624.7	560.0	304.5	14,489.2

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2010
Liabilities due to Balance sheet
Interest-bearning loans and borrowings	6,770.4	-	-	6,770.4
Financial intruments derivatives	-	20.6	637.0	657.6
Trade and other payables excluding tax payables	6,144.7	-	-	6,144.7
Total	12,915.1	20.6	637.0	13,572.7

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on December 31, 2011 is shown below:

2011
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	79.0	280.9	-	359.9
Derivatives - cash flow hedge	21.8	293.7	-	315.5
Derivatives - fair value hedge	-	15.3	-	15.3
Derivatives - investment hedge	16.2	-	-	16.2
	117.0	589.9	-	706.9

Financial liabilities
Financial liabilities at fair value through profit and loss	49.1	510.9	-	560.0
Derivatives - cash flow hedge	94.3	203.5	-	297.8
Derivatives - fair value hedge	-	-	-	-
Derivatives - investment hedge	6.7	-	-	6.7
	150.1	714.4	-	864.5

2010
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	1,069.6	0.8	-	1,070.4
Derivatives - cash flow hedge	159.6	627.5	-	787.1
Derivatives - fair value hedge	-	155.4	-	155.4
Derivatives - investment hedge	7.8	-	-	7.8
	1,237.0	783.7	-	2,020.7

Financial liabilities
Financial liabilities at fair value through profit and loss	(1.0)	21.6	-	20.6
Derivatives - cash flow hedge	23.3	36.6	-	59.9
Derivatives - fair value hedge	48.0	529.1	-	577.1
	70.3	587.3	-	657.6

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At December 31, 2011, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the QIB Bonds, with maturity in 2012, and the Labatt loan in Reais were designated as cash flow hedge instruments. The result of these operations are calculated at their fair value, recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

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

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad. At December 31, 2011, the Company has operations for which the foreign exchange gains/losses have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,739.2 equivalent to R$3,262.4.

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

At December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each year, are detailed in the table below:

Purpose / Risk / Instruments		Notional		Fair value
		2011	2010	2011		2010
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (i)	1,478.2	2,228.2	2.1	(10.1)	-	(23.3)
Foreign currency	Non Deliverable Forwards	2,255.8	623.5	70.7	(20.9)	13.0	(8.4)
Foreign currency	Deliverable Forwards	404.6	478.3	1.8	(0.1)	-	(13.6)
Commodity	Future contracts (i)	500.4	271.2	67.3	(102.7)	170.2	(52.9)
Commodity	Swaps	708.1	407.5	93.6	(175.4)	72.5	(21.6)
Operational hedge		5,347.1	4,008.7	235.5	(309.2)	255.7	(119.8)
Foreign currency	Future contracts (i)	(407.6)	(1,003.4)	39.8	(39.6)	2.7	-
Foreign currency	Swaps	(8.3)	1,666.2	-	(207.5)	126.3	(522.0)
Foreign currency	Non Deliverable Forwards	527.6	1,335.5	199.6	(25.6)	511.1	-
Interest rates	Future contracts (i)	134.0	(1,716.2)	0.2	(0.5)	-	(14.7)
Interest rates	Swaps	483.6	186.4	15.3	(0.4)	28.7	(0.3)
Financial hedge		729.3	468.5	254.9	(273.6)	668.8	(537.0)
Foreign currency	Future contracts (i)	32.1	24.5	1.1	(1.2)	-	(0.8)
Foreign currency	Swaps / Non Deliverable Forwards	(2,626.1)	(1,193.0)	5.8	(273.8)	20.1	-
Fiscal hedge		(2,594.0)	(1,168.5)	6.9	(275.0)	20.1	(0.8)
Foreign currency	Future contracts (i)	(2,460.5)	(615.3)	16.2	(6.7)	7.8	-
Investment hedge		(2,460.5)	(615.3)	16.2	(6.7)	7.8	-
Total Derivatives		1,021.9	2,693.4	513.5	(864.5)	952.4	(657.6)

(i) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in 2011, 2010 and 2009 as below:

		Result (ii)
Purpose / Risk / Instruments		2011	2010	2009

Foreign currency	Future contracts	93.6	(65.7)	(450.3)
Foreign currency	Purchase options	-	0.1	-
Foreign currency	Non Deliverable Forwards	263.6	8.9	(109.9)
Foreign currency	Deliverable Forwards	(20.4)	2.9	(38.0)
Interest rates	Future contracts	-	-	(0.6)
Commodity	Future contracts	(41.1)	100.5	105.8
Commodity	Swaps	(110.1)	27.1	208.1
Operational hedge		185.6	73.8	(284.9)
Foreign currency	Future contracts	70.8	(11.3)	33.0
Foreign currency	Purchase options	-	(28.9)	-
Foreign currency	Swaps	(29.3)	(276.9)	(690.1)
Foreign currency	Non Deliverable Forwards	(30.9)	122.3	137.2
Interest rates	Future contracts	47.7	(12.2)	(6.6)
Interest rates	Swaps	(6.6)	27.6	52.9
Financial hedge		51.7	(179.4)	(473.6)
Foreign currency	Future contracts	(221.2)	(12.0)	421.9
Foreign currency	Swaps / Non Deliverable Forwards	(152.4)	74.7	-
Fiscal hedge		(373.6)	62.7	421.9
Foreign currency	Future contracts	(280.4)	7.8	-
Investment hedge		(280.4)	7.8	-
Total Derivatives		(416.7)	(35.1)	(336.6)

(ii) The result of R$185.6 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(280.4) which was allocated as Earnings (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(373.6) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$51.7 was fully recorded in the financial results.

As of December 31, 2011, the Fair Value and Notional amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts	1,140.6	337.6	-	-	-	1,478.2
Foreign currency	Non Deliverable Forwards	2,255.8	-	-	-	-	2,255.8
Foreign currency	Deliverable Forwards	404.6	-	-	-	-	404.6
Commodity	Future contracts	494.6	5.8	-	-	-	500.4
Commodity	Swaps	510.9	197.2	-	-	-	708.1
Operational hedge		4,806.5	540.6	-	-	-	5,347.1
Foreign currency	Future contracts	(407.6)	-	-	-	-	(407.6)
Foreign currency	Swaps	(28.6)	20.3	-	-	-	(8.3)
Foreign currency	Non Deliverable Forwards	527.6	-	-	-	-	527.6
Interest rates	Future contracts	136.5	-	(8.0)	-	5.5	134.0
Interest rates	Swaps	183.6	-	-	-	300.0	483.6
Financial hedge		411.5	20.3	(8.0)	-	305.5	729.3
Foreign currency	Future contracts	32.1	-	-	-	-	32.1
Foreign currency	Swaps / Non Deliverable Forwards	(2,239.7)	(386.4)	-	-	-	(2,626.1)
Fiscal hedge		(2,207.6)	(386.4)	-	-	-	(2,594.0)
Foreign currency	Future contracts	(2,460.5)	-	-	-	-	(2,460.5)
Investment hedge		(2,460.5)	-	-	-	-	(2,460.5)
Total Derivatives		549.9	174.5	(8.0)	-	305.5	1,021.9

Purpose / Risk / Instruments		Fair Value
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts	(6.6)	(1.4)	-	-	-	(8.0)
Foreign currency	Non Deliverable Forwards	49.8	-	-	-	-	49.8
Foreign currency	Deliverable Forwards	1.7	-	-	-	-	1.7
Commodity	Future contracts	(35.1)	(0.3)	-	-	-	(35.4)
Commodity	Swaps	(54.1)	(27.7)	-	-	-	(81.8)
Operational hedge		(44.3)	(29.4)	-	-	-	(73.7)
Foreign currency	Future contracts	0.2	-	-	-	-	0.2
Foreign currency	Swaps	(2.1)	(205.4)	-	-	-	(207.5)
Foreign currency	Non Deliverable Forwards	173.1	0.9	-	-	-	174.0
Interest rates	Future contracts	-	(0.1)	(0.1)	-	(0.1)	(0.3)
Interest rates	Swaps	(0.4)	-	-	-	15.3	14.9
Financial hedge		170.8	(204.6)	(0.1)	-	15.2	(18.7)
Foreign currency	Future contracts	(0.1)	-	-	-	-	(0.1)
Foreign currency	Swaps / Non Deliverable Forwards	(261.9)	(6.1)	-	-	-	(268.0)
Fiscal hedge		(262.0)	(6.1)	-	-	-	(268.1)
Foreign currency	Future contracts	9.5	-	-	-	-	9.5
Investment hedge		9.5	-	-	-	-	9.5
Total Derivatives		(126.0)	(240.1)	(0.1)	-	15.2	(351.0)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2011.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2011.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2011.

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

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(8.0)	(377.6)	(747.1)	165.1
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	49.8	(514.1)	(1,078.1)	140.4
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	1.7	(99.5)	(200.6)	23.1
Commodity	Future contracts	Commodity decrease	(35.4)	(160.6)	(285.7)	110.0
Commodity	Swaps	Dollar and Euro decrease	(81.8)	(258.8)	(435.9)	98.0
Operational hedge
Foreign currency	Future contracts	Dollar decrease	0.2	(101.7)	(203.6)	38.4
Foreign currency	Swaps	Increase in tax interest	(207.5)	(207.5)	(207.5)	(0.4)
Foreign currency	Swaps	Dollar decrease	(207.5)	(209.5)	(211.6)	0.8
Foreign currency	Forwards	Dollar and Euro decrease	174.0	40.9	(92.2)	42.6
Interest rates	Future contracts	Increase in tax interest	(0.3)	(0.4)	(0.4)	0.8
Interest rates	Swaps	Increase in tax interest	14.9	(14.2)	(43.3)	41.2
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(0.1)	(8.2)	(16.2)	3.0
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(267.9)	(924.6)	(1,581.1)	247.3
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	9.5	(605.6)	(1,220.8)	231.7
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(45.2)	(1,282.9)	(2,494.6)
Input purchase		45.2	1,282.9	2,494.6
Commodities hedge	Decrease on commodities price	(35.4)	(160.6)	(285.7)
Input purchase		35.4	160.6	285.7
Foreign exchange hedge	Dollar and Euro decrease	6.9	32.9	32.9
Capex purchase		(6.9)	(32.9)	(32.9)
Operational hedge		(73.7)	(1,410.6)	(2,747.4)
Operational purchase		73.7	1,410.6	2,747.4
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(33.3)	(61.2)	(296.2)
Net debt		33.3	61.2	296.2
Interest rate hedge	Increase in tax interest	(192.9)	(221.7)	(250.8)
Interest expense		192.9	221.7	250.8
Financial hedge		(226.2)	(282.9)	(547.0)
Net debt and interest		226.2	282.9	547.0
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(268.0)	(932.8)	(1,597.3)
Fiscal expense		268.0	932.8	1,597.3
Fiscal hedge		(268.0)	(932.8)	(1,597.3)
Fiscal expense		268.0	932.8	1,597.3
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	9.5	605.6	1,220.8
Fiscal expense		(9.5)	(605.6)	(1,220.8)
Investment hedge		9.5	605.6	1,220.8
Fiscal expense		(9.5)	(605.6)	(1,220.8)
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2011 the Company held R$343.8 in financial investments or cash investments available on demand, classified as cash and cash equivalents (R$218.6 on December 31, 2010).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by BNDES debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$55.6 on December 31, 2011 (losses of R$ (266.5) on December, 31 2010 and gain of R$144.1 on December 31, 2009), as presented below:

	2011			2010			2009
Financial liabilities	Book	Market	Difference	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	473.8	492.5	(18.7)	1,189.7	1,300.9	(111.2)	1,188.2	917.9	270.4
Syndicated facility (CAD)	-	-	-	300.8	300.8	-	709.7	709.7	-
Senior Notes (CAD) (i)	-	-	-	157.8	168.2	(10.4)	156.7	156.6	0.1
International financing (other currencies)	140.6	140.6	-	453.9	453.9	-	760.7	760.7	-
Agro-industrial credit	-	-	-	100.0	100.0	-	185.0	185.0	-
BNDES/CCB	1,797.7	1,797.7	-	1,130.1	1,130.1	-	583.4	583.4	-
Bond 2011	-	-	-	884.2	894.6	(10.4)	998.3	1,010.8	(12.5)
Bond 2013	-	-	-	886.7	980.6	(93.9)	939.8	1,009.9	(70.1)
Bond 2017	298.1	301.7	(3.6)	284.8	300.7	(15.9)	268.3	294.4	(26.1)
Debentures	1,248.0	1,281.3	(33.3)	1,247.5	1,272.2	(24.7)	1,247.1	1,264.8	(17.7)
Fiscal incentives	135.5	135.5	-	120.8	120.8	-	202.1	202.0	0.1
Finance leasing	8.6	8.6	-	14.1	14.1	-	21.9	21.9	-
	4,102.3	4,157.9	(55.6)	6,770.4	7,036.9	(266.5)	7,261.2	7,117.1	144.1

(i)The Beer Store’s debt is in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of December 31, 2011, being approximately 100.55% for Bond 2017 and 102.66% for Debentures 2012 (100.23% for Bond 2017 and 101.98% for Debentures 2012, at December 31, 2010).

Capital management

Ambev is continuously seeking to optimize its capital structure to maximize the shareholder investment while maintaining the desired financial flexibility to execute strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure management uses the same relation of debt and equity classifications as applied in the Company’s IFRS reporting.

28. OPERATING LEASES

Operating leases mature as follows:

	2011	2010	2009
Less than 01 year	51.7	31.4	43.8
Between 01 and 02 years	132.8	132.0	130.3
More than 02 years	64.3	79.0	93.7
	248.8	242.4	267.8

In 2011, the operating lease expense in the income statement amounted to R$44.6 (R$37.6 and R$46.5 in 2010 and 2009, respectively).

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2011	2010
Collateral given for own liabilities	899.8	769.0
Other commitments	438.8	381.3
	1,338.6	1,150.3

Commitments with suppliers	14,967.1	13,670.1
	14,967.1	13,670.1

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

The collateral  provided for liabilities totaled R$1,338.6 at December 31, 2011 including R$556.1 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained at December 31, 2011, R$343.8 in highly liquid financial investments or in cash (Note 27).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

Future contractual commitments at December 31, 2011 and December 31, 2010 are as:

	2011	2010
Less than 1 year	2,739.6	3,714.3
Between 1 and 2 years	2,165.0	2,090.7
More tahn 2 years	10,062.5	7,865.1
	14,967.1	13,670.1

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 26).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimate amounts of loss are as follows:

	2011	2010

PIS and COFINS	308.7	278.8
ICMS and IPI	2,167.4	2,027.4
IRPJ and CSLL	7,034.3	3,759.8
Labor	128.7	136.3
Civil	214.8	269.3
Others	755.7	699.3
	10,609.6	7,170.9

Lawsuits with possible loss likelihood:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Goodwill

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. Ambev presented the defense in January 2012 and awaits the first administrative level decision (‘Delegacia Regional de Julgamento da Secretaria da Receita Federal do Brasil de São Paulo’). Ambev, based on the opinion of legal counsel, estimates the amount of possible losses in relation to this assessment to be approximately 3.5 billion Brazilian real (1.9 billion US dollar) as of December 31 2011. Ambev made no provision for this purpose. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Profits generated abroad

Certain subsidiaries of Ambev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, Ambev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of possible losses of the tax assessments to 2.5 billion Brazilian Real (3.0 billion Brazilian Real in December 31, 2010), including interest and penalties. Ambev disputes the validity of these tax assessments and intends to vigorously defend its case. Based on advice from legal counsel, no provision has been recorded related to these tax assessments.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments by Brazilian Tax authorities, which has aim of the recovering of certain tax credits arising from alleged non-compliance with the Brazilian tax regulation when taking full advantage of accumulated tax losses by companies in its final year of existence, due to the merger.

Based on advice from legal counsel, management believes the likelihood of loss is possible and estimates the exposure to losses on these assessments at approximately R$516.3 at December 31, 2011.

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$295.2), in addition to legal fees and charges. If the Company loses all these lawsuits, the issuance of 27,684,596 preferred shares and 6,881,719 common shares would be necessary, with the Company receiving funds substantially lower than the current market value of its shares. Based on advice from legal counsel no provision has been recorded related to these assessments.

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

Contingent assets

At December 31, 2011, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

31. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required by its bylaws. Under the Company´s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or equitable terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 24).

Total expenses related to Management members in key functions are as follows:

	2011	2010

Short-term benefits (i)	33.7	33.5
Share-based payments (ii)	23.9	27.3
Total key management remuneration	57.6	60.8

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council

Before January 1, 2003, Ambev operated deferred payment stock purchase plans. The option, however, was removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2011 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2011, 2010 and 2009, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$135.8 in the year ended December 31, 2011 (R$123.7 and R$107.7 - December 31, 2010 and 2009, respectively), of which R$120.8 (R$105.8 and R$91.0 - December 31, 2010 and 2009) related to active employees and R$15.0 (R$17.9 and R$16.6 - December 31, 2010 and 2009, respectively) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99 (Note 3(p)). The balance of the special goodwill reserve at December 31, 2011 was R$1,041.9 (R$1,496.0 at December 31, 2010) which may be used for future capital increases in the proportions described above.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64.8 for ten years, maturing in 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$6.4 maturing in January 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license AB InBev in Brazil, Argentina e Canada. The amount recorded was R$5.7 (R$2.0 and 2.3 in 2010 and 2009, respectively) and R$182.7 (R$169.1 and R$168.9 in 2010 and 2009, respectively) as licensing income and expense, respectively.

f) Debentures

The Fundação Zerrenner has 1,329 debentures of the Company as of December 31, 2011, in the amount of R$13.6.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.).

The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

	2011	2010
Non-current assets	241.0	188.2
Current assets	124.8	102.2
Non-current liabilities	304.2	164.9
Current liabilities	217.8	334.7
Result from operations	27.4	22.0
Income attributable to shareholders	12.8	1.9

Transactions with associates Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)
	2011	2010
Net sales	12.5	11.2
Current liabilities	3.5	14.5

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

32. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 52.

Bermuda
QIB QUILMES INTERNATIONAL (BERMUDA) LTD. - Claredon	100.0%
House, 2 Church Street, Hamilton

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400	85.9%
Rua Chuquisaca - La Paz

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV - Rua	Consolidating Company
Dr. Renato Paes de Barros, 1017 , 4º andar, cj. 44 e 42
Itaim Bibi, São Paulo

AMBEV BRASIL BEBIDAS S.A. - Avenida Antarctica, 1.891	99.9%
Fazenda Santa Úrsula - Jaguariúna - SP

AROSUCO AROMAS E SUCOS LTDA. - Avenida Buriti, 5.385	100.0%
Distrito Industrial - Manaus - AM

EAGLE DISTRIBUIDORA DE BEBIDAS S.A.-Avenida	100.0%
Antarctica, 1.891 Fazenda Santa Úrsula – Jaguariúna – SP

MORENA DISTRIBUIDORA DE BEBIDAS S.A. – Avenida	99.9%
Antarctica, 1891 Fazenda Santa Úrsula – Jaguariúna-SP

TAURUS INVESTMENTS SPC - Queensgate House, South	100.0%
Church Street,P.O. Box 1234 George Town Grand
Cayman Cayman Islands

Canada
LABATT BREWING COMPANY LIMITED – 207 Queens Quay	100.0%
West, Suite 299 - M5J 1A7 - Toronto

Chile
CERVECERIA CHILE S.A. – Avenida Presidente Eduardo Frei Montalva, 9600 – Comuna de Quilicura - Santiago	100.0%

Denmark
LABATT HOLDING A/S - Holbergsgade 14, 2. tv.; DK - 1057	100.0%
Copenhagen K.

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A.	100.0%
Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo

Ecuador
Companhia Cervecera AMBEV ECUADOR S.A. - Km 14,5 –	100.0%
Vía Dauley, Av. Las Iguanas - Guayaquil

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA - 43	50.0%
Calle 1-10 Clzd. Aguilar BartresZona 12,Edifício
Mariposa, nível 4 - 01012 - Zacapa

Paraguay
CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	87.4%

Peru
COMPANÍACERVECERAAMBEVPERU S.A.C.-Av.	100.0%
República de Panamá, 3659 San Isidro - Lima 41 – Lima
Spain
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Ilhas Canarias	100.0%

Uruguay
CERVECERIA NACIONAL - Rambla Baltasar Brum, 2933 –	98.0%
11800 - Payssandu

Uruguay
MONTHIERS SOCIEDAD ANÓNIMA - Juncal 1327, ap. 2201 -	100.0%
Montevideo

33. EVENTS AFTER THE BALANCE SHEET DATE

(i) In January 2012, continuing the project of operational and corporate reorganization of the AmBev group, aiming at a better accounting, financial and managerial organization of its business through the consolidation of production and distribution activities of the Group, the following events took place. (i) capital investment in distribution assets of the company in its subsidiary Ambev CRBS S.A., (ii) incorporation of the company Morena Distribuidora de Bebidas by CRBS S.A..

(ii) In addition, Arosuco Aromas e Sucos Ltda. ("Arosuco"), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. ("Lachaise"), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise. The company is in the process of finalizing the allocation of the purchase price to assets acquired and assumed liabilities in the amount of R$ 10.0.

(iii) The Board of Directors Meeting held on February 17, 2012, approved the dividend distribution, resulting from the allocation of profit for the year 2011, at R$0.60 per Common share and R$0.66 per Preferred share without withholding income tax pursuant to applicable law and interest on shareholder’s equity, to be deducted from Profit for 2012 and attributed to minimum dividend for the year 2012, at R$ 0.18 per Common share and R$0.19 per Preferred share. The distribution of interest on shareholder’s equity will be taxed according to local legislation, which will result in a net distribution of interest on shareholder’s equity of R$0.15 per Common share and R$ 0.16 per Preferred share.

These payments will be made from April 10, 2012 (being with the portion relating to dividends ad referendum of the General Meeting for the fiscal year ended December 31, 2011 and the share of interest on shareholder’s capital ad referendum of the Annual General Meeting for the fiscal year which ends on December 31, 2012) based on the shareholdings on February 29, 2012 to shareholder’s of BM&FBOVESPA and March 5, 2012 to shareholders of the NYSE. The shares and ADRs will be traded ex-dividend starting from March 1, 2012.

ITEM 18.              FINANCIAL STATEMENTS

See “Item 17.— Financial Statements.”

ITEM 19               EXHIBITS

1.1          Bylaws of Companhia de Bebidas das Américas - Ambev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by Ambev on May 2, 2011).

1.2          Minutes of the Extraordinary Shareholders’ Meeting held on May 18, 2004 (incorporated by reference to Form 6-K filed by Ambev on May 20, 2004).

2.1          Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001, between Steadfast Insurance Company and The Bank of New York (incorporated by reference to Exhibit 4.5 to Form F-4 filed by Ambev on August 29, 2002).

2.2          Agreement Regarding the Insurance Policy for Expropriation and Currency Inconvertibility dated December 19, 2001, among Steadfast Insurance Company, The Bank of New York, Ambev and CBB (incorporated by reference to Exhibit 4.6 to Form F-4 filed by Ambev on August 29, 2002).

2.3          Indenture dated September 18, 2003, between CBB and The Bank of New York as Trustee (incorporated by reference to Exhibit 2.1 to Form 20-F filed by Ambev on June 30, 2004).

2.4          Form of Note (contained in Exhibit 2.5).

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

3.1          Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev dated as of March 2, 2004, among Fundação Zerrenner, Braco, ECAP, Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.2          Incorporação  Agreement dated March 3, 2004 (incorporated by reference to Exhibit 2.13 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.3          Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to Ambev, filed by Fundação Zerrenner, Braco and ECAP on November 29, 2002).

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

12.1        Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2        Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1        Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2        Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16F         Auditors’ Letter Regarding Change in Auditor (incorporated by reference to Exhibit 16F to Form 20-F/A filed by the company on October 12, 2010).

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

Date: April 12, 2012