Form 20-F
period 2012-12-31
AMERICAN BEVERAGE CO AMBEV
filed 2013-04-30
CIK 1113172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2012

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

Rua Dr. Renato Paes de Barros, 1017, 4th floor

04530-001 São Paulo, SP, Brazil

(Address of principal executive offices)

Nelson José Jamel, Chief Financial and Investor Relations Officer

Address: Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class	Name of each exchange on which registered
Guaranty of the R$300,000,000 9.500% Notes due 2017 of Ambev International Fund Ltd. by Companhia de Bebidas das Américas – Ambev	Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,754,981,694 Common Shares

1,371,927,729 Preferred Shares

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

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes  ☐    No  ☐

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

INTRODUCTION

This annual report on Form 20-F relates to the two classes of registered American Depositary Shares, or ADSs, of Companhia de Bebidas das Américas - Ambev evidenced by American Depositary Receipts, or ADRs, representing one preferred share of Ambev and ADSs evidenced by ADRs representing one common share of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “Ambev”, “we”, “us” and “our” refers to Companhia de Bebidas das Américas - Ambev and its subsidiaries. All references to CSD & NANC are to Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks. All references to “Brazil” are to the Federative Republic of Brazil. All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The Company first adopted IFRS for the annual consolidated financial statements for the year ended December 31, 2008. Following the Company’s adoption of IFRS, as issued by the IASB, the Company is no longer required to reconcile its financial statements prepared in accordance with IFRS to U.S. generally accepted accounting principles.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “real”, “reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2012 of R$2.044 to US$1.00 or at an average exchange rate prevailing during a certain period, where indicated. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been or could be converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 3. Key Information—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

i

CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING INFORMATION

Some of the information contained in this annual report may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•

the risk of unexpected consequences resulting from corporate restructurings, including the Stock Swap Merger (as defined under “Item 4. Stock Swap Merger with Newbev”), and our ability to successfully and cost-effectively implement them and capture their intended benefits;

•	our expectations with respect to expansion, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	lower than expected revenue;

•	greater than expected customer losses and business disruptions;

•	limitations on our ability to contain costs and expenses;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	the monetary and interest rate policies of central banks;

•	continued availability of financing;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

ii

•	changes in pricing environments and volatility in commodity prices;

•	regional or general changes in asset valuations;

•	changes in consumer spending;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes;

•	our success in managing the risks involved in the foregoing;

•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

•	the declaration or payment of dividends;

•	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3D. —Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Forward-looking statements reflect only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Actual results may differ materially from those in forward-looking statements as a result of various factors, including, without limitation, those identified under “Item 3D. —Risk Factors” in this annual report. As a result, investors are cautioned not to place undue reliance on forward-looking statements contained in this annual report when making an investment decision.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investors should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

iii

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

The tables below represent the selected consolidated income statement and balance sheet data for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 that were prepared under IFRS.

Selected Income Statement Data

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in R$ million)
Consolidated Income Statement
Net sales	32,231.0	27,126.7	25,233.3	23,194.0	20,713.2
Cost of sales	(10,291.5)	(8,793.3)	(8,449.0)	(7,731.9)	(7,217.6)
Gross profit	21,939.5	18,333.4	16,784.3	15,462.1	13,495.5
Sales and marketing expenses	(7,346.6)	(6,251.0)	(6,038.5)	(5,542.0)	(4,956.3)
Administrative expenses (1)	(1,546.5)	(1,180.6)	(1,197.0)	(1,478.1)	(1,037.0)
Other operating income/(expense)	864.0	784.5	624.9	539.3	383.5
Special items	(50.4)	23.1	(150.8)	196.6	(59.2)
Income from operations	13,860.0	11,709.4	10,022.9	9,177.9	7,826.5
Net finance expense	(812.8)	(468.1)	(319.4)	(982.1)	(1,190.8)
Income tax expense	(2,405.1)	(2,522.0)	(2,084.5)	(2,208.1)	(1,447.2)
Share of results of associates	0.5	0.5	0.2	0.7	2.3
Net Income	10,642.6	8,719.8	7,619.2	5,988.4	5,190.9
Attributable to:
Equity holders of Ambev	10,508.1	8,641.0	7,561.4	5,986.1	5,119.1
Non-controlling shareholders	134.5	78.8	57.8	2.3	71.8

	Year Ended December 31,
	2012	2011	2010	2009(*)	2008(*)
	(in R$, except number of shares)
Earnings per share and per ADS(3)
- Basic
Common shares	3.22	2.66	2.34	1.86	1.60
Preferred shares	3.55	2.93	2.58	2.05	1.75
- Diluted
Common shares	3.21	2.65	2.33	1.86	1.60
Preferred shares	3.53	2.91	2.57	2.05	1.76
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2)
- Basic
Common shares	2.44	1.62	1.50	1.11	0.87
Preferred shares	2.69	1.79	1.65	1.22	0.96
- Diluted
Common shares	2.44	1.62	1.50	1.11	0.87
Preferred shares	2.66	1.79	1.65	1.22	0.96
Weighted average number of shares (thousand)
- Basic
Common shares	1,753,191	1,747,588	1,737,238	1,730,780	1,724,230
Preferred shares	1,369,704	1,363,790	1,355,258	1,346,700	1,344,650
- Diluted
Common shares	1,753,191	1,747,588	1,737,236	1,731,055	1,724,530
Preferred shares	1,384,158	1,376,380	1,365,231	1,351,005	1,346,870

(*)	On December 17, 2010, the Extraordinary General Meeting approved a stock split pursuant to which each common and each preferred share issued by the Company was split into five common shares and five preferred shares, respectively, without any modification to the Company’s issued capital. Each ADR continued to be represented by one common or preferred share, as the case may be. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been adjusted to conform retrospectively to the effect of this split.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2012	2011	2010	2009	2008
	(in R$ million)
Consolidated Balance Sheet
Cash and cash equivalents	8,926.2	8,076.2	5,909.3	4,042.9	3,298.9
Total current assets	16,256.0	14,679.5	12,910.9	10,303.1	9,293.3
Deferred tax assets	1,418.5	1,447.1	2,021.6	2,651.2	1,817.8
Property, plant and equipment	11,412.3	9,265.2	7,032.3	6,595.1	7,304.6
Intangible assets	2,935.4	1,763.0	1,823.2	1,932.6	2,492.9
Goodwill	19,971.5	17,454.0	17,441.8	17,527.5	17,912.4
Total non-current assets	37,903.9	31,459.9	29,767.3	29,797.8	32,519.6
Total assets	54,159.9	46,139.4	42,678.2	40,101.0	41,813.0
Shareholders’ equity	28,863.7	25,611.3	24,361.9	22,017.4	20,787.5
Non-controlling interests	1,060.1	217.5	203.0	278.7	224.1
Interest-bearing loans and borrowings	2,306.0	1,890.2	4,164.2	6,460.2	7,069.6
Employee benefits	1,780.9	1,603.0	966.2	767.9	784.3
Deferred tax liabilities	1,048.3	734.5	548.7	502.2	821.2
Provisions	518.1	478.4	536.1	919.3	962.9
Total non-current liabilities	8,717.3	5,902.7	7,558.6	9,313.2	10,264.3
Interest-bearing loans and borrowings	837.8	2,212.1	2,606.2	801.1	3,588.2
Provisions	137.5	101.6	103.0	96.2	101.8
Total current liabilities	15,518.8	14,407.9	10,554.7	8,491.7	10,537.1
Total equity and liabilities	54,159.9	46,139.4	42,678.2	40,101.0	41,813.0

Other Data

	As at and for the year Ended December 31,
	2012	2011	2010	2009	2008
	(in R$ million, except for operating data)
Other Financial Information:
Net working capital (4)	737.2	271.6	2,356.2	1,811.4	(1,243.8)
Cash dividends and interest on shareholders’ equity paid	5,450.1	5,475.4	5,030.8	3,560.5	2,801.8
Depreciation and amortization (5)	1,768.6	1,454.7	1,567.2	1,376.5	1,290.7
Capital expenditures (6)	3,014.0	3,200.2	2,286.8	1,438.8	1,957.3
Operating cash flows - generated (7)	14,128.6	12,606.8	10,062.9	8,697.1	7,032.6
Investing cash flows - used (7)	(5,717.3)	(2,203.4)	(3,174.3)	(1,551.8)	(2,214.1)
Financing cash flows - used (7)	(7,652.3)	(8,652.0)	(4,861.6)	(5,929.0)	(4,005.7)
Other Operating Data:
Total production capacity - Beer - million hl (8)	192.6	176.5	163.3	156.7	156.9
Total production capacity - CSD & NANC - million hl (8)	87.0	86.2	83.7	79.9	78.9
Total beer volume sold - million hl (9)	122.5	118.7	119.2	110.7	105.0
Total CSD & NANC volume sold - million hl (9)	47.4	46.3	46.0	44.0	41.9
Number of employees (10)	51,299	46,503	44,924	40,787	39,301

Footnotes to selected financial information:

(1)	General and administrative expenses include director’s fees.

(2)	The dividend and interest on shareholders’ equity per share was calculated based on the amount paid in the year and net of withholding tax.

(3)	Earnings per share are calculated dividing the net income by the weighted average number of common and preferred shares outstanding during the periods. Ambev’s preferred shares are entitled to dividends 10% greater than the dividends paid to common shares. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev and the weighted average number of shares outstanding during the year. Basic is the calculation of earnings per share before special items, which is based on the net income before special items, attributable to equity holders of Ambev.

(4)	Represents total current assets less total current liabilities.

(5)	Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(6)	Represents cash expenditures for property, plant, equipment and intangible assets.

(7)	Operating, Investing and Financing cash flows data is derived from our Consolidated Cash Flow Statements.

(8)	Represents available production capacity at year end of Ambev and its subsidiaries; capacity can vary from year to year depending on mix; hl is the abbreviation for hectoliters.

(9)	Represents full-year volumes of Ambev and its subsidiaries.

(10)	Includes all production and non-production-related employees of Ambev and its subsidiaries.

Dividends

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors the Board of Directors of Ambev considers relevant, including the earnings and the financial condition of Ambev. Ambev’s bylaws provide for a minimum mandatory dividend of 35% of its adjusted annual net income, if any, as determined under Brazilian GAAP in the parent company financial statements. Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders, referred to as interest on shareholders’ equity, and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders’ equity is recognized in income. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity. However, payment of such interest on shareholders’ equity is subject (including ADSs) to Brazilian withholding income tax, whereas no such payment is required in connection with dividends paid. For further information on this matter see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

Adjusted income not distributed as dividends or as interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian Corporation Law or our bylaws; therefore, any adjusted income may no longer be available to be paid as dividends. Ambev may also not pay dividends to its shareholders in any particular fiscal year, upon the determination by the Board of Directors that such distribution would be inadvisable in view of Ambev’s financial condition. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses. For further information on this matter see “—Risk Factors—Risks Relating to our Securities—Ambev shareholders may not receive any dividends”. Any dividends or interest on shareholders’ equity payable on Ambev’s preferred shares must be 10% greater than those payable on Ambev’s common shares. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Dividend Preference of Preferred Shares”.

For further information on provisions of the Brazilian Corporation Law relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by Ambev, see “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves”.

Ambev - Dividends and Interest on Shareholders’ Equity

The following table shows the cash dividends paid by Ambev to its preferred and common shareholders since the first half of 2008 in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment). The amounts include interest on shareholders’ equity, net of withholding tax. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends and Reserves—Interest Attributable to Shareholders’ Equity”. See “Item 4. Information on the Company—History and Development of the Company”. The last distribution of dividends approved, which relates to the fiscal year of 2012, were scheduled for first payment on March 28, 2013.

Earnings Generated	First payment date	Reais per shares (1)	U.S. dollar equivalent per share at payment date(1)(2)
First half 2008	April 28, 2008	0.37	(preferred)	0.22
		0.33	(common)	0.20
	July 31, 2008	0.33	(preferred)	0.21
		0.30	(common)	0.19
Second half 2008	October 13, 2008	0.28	(preferred)	0.13
		0.25	(common)	0.12
First half 2009	January 30, 2009	0.07	(preferred)	0.03
		0.07	(common)	0.03
	May 29, 2009	0.08	(preferred)	0.04
		0.07	(common)	0.04
	July 31, 2009	0.24	(preferred)	0.13
		0.22	(common)	0.12
Second half 2009	October 2, 2009	0.33	(preferred)	0.19
		0.30	(common)	0.17
	December 18, 2009	0.43	(preferred)	0.24
		0.39	(common)	0.22
First half 2010	April 1, 2010	0.33	(preferred)	0.18
		0.30	(common)	0.17
Second half 2010	October 14, 2010	0.65	(preferred)	0.39
		0.59	(common)	0.36
	December 15, 2010	0.67	(preferred)	0.39
		0.61	(common)	0.36
First half 2011	March 22, 2011	0.62	(preferred)	0.37
		0.56	(common)	0.34
Second half 2011	August 5, 2011	0.39	(preferred)	0.24
		0.35	(common)	0.22
	November 18, 2011	0.78	(preferred)	0.44
		0.71	(common)	0.40
First half 2012	April 10, 2012	0.83	(preferred)	0.45
		0.75	(common)	0.41
Second half 2012...	July 27, 2012	0.40	(preferred)	0.20
		0.37	(common)	0.18
	October 15, 2012	0.56	(preferred)	0.28
		0.51	(common)	0.25
First half 2013	January 21, 2013	0.99	(preferred)	0.49
		0.90	(common)	0.44
	March 28, 2013	0.70	(preferred)	0.35
		0.64	(common)	0.32

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. For purposes of comparison, information relating to the number of shares and earnings per share for all periods presented has been represented to conform retrospectively to the effect of the 2010 split. See “Item 7. Major Shareholders and related party transaction —A. Major Shareholders.”

(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

Exchange Rate Information

Since March 2005, with the issuance of Resolution No. 3,265 by the Conselho Monetário Nacional (National Monetary Council), or the CMN, all foreign exchange transactions in Brazil are carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.756	1.666
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044

Source: Central Bank.

	Reais per U.S. Dollar
Month	High	Low
October 2012	2.038	2.022
November 2012	2.107	2.031
December 2012	2.112	2.044
January 2013	2.047	1.988
February 2013	1.989	1.957
March 2013	2.019	1.953
April 2013 (until April 19)	2.024	1.974

Source: Central Bank.

We pay cash dividends and make other cash distributions in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the São Paulo

Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA. For further information on this matter see “—Risk Factors—Risks Relating to Our Shares.”

Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank and the Comissão de Valores Mobiliários (Securities Commission), or the CVM.

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev ADS program, or the custodian, or holders who have exchanged Ambev’s ADSs for shares of Ambev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of real payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets, or the Foreign Investment Regulations, foreign investors registered with CVM, and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Foreign investors may register their investment under Law No. 4,131/62 as amended, or Law No. 4,131, or Resolution No. 2,689/00 of the CMN as amended, or Resolution No. 2,689.

Law No. 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and it is applicable to any amount that enters the country in the form of foreign currency, goods and services. Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

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

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Brazilian Internal Revenue Services (Secretaria da Receita Federal), pursuant to its Regulatory Instruction No. 1,183 of August 19, 2011, as amended and Regulatory Instruction No. 1,042 of June 10, 2010, as amended.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Ambev shares, such holder will be entitled to continue to rely on the Depositary’s registration for only five business days after such exchange. After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 2,689. Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Ambev shares.

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “—Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “Risk Factors—Risks Relating to Our Shares”.

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

For purposes of this section, when we state that a risk, uncertainty or problem, may, could or would have an adverse effect on us we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of our operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Relating to Brazil and other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 6.5% in 2008, 4.1% in 2009, 6.5% in 2010, 6.1% in 2011 and 6.2% in 2012. Brazil may experience high levels of inflation in the future. There can be no assurance that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the real/U.S. dollar exchange rate depreciated from R$2.320 per US$1.00 at December 31, 2001 to R$3.533 at December 31, 2002. The exchange rate reached R$3.955 per US$1.00 in October 2002. From 2002 through late 2008 the real appreciated against the U.S. dollar.

During 2008, as a result of financial market volatility, the real depreciated by 24.2%, resulting in an exchange rate of R$2.337 per US$1.00 as of December 31, 2008. In 2009, the real appreciated by 34.2%, resulting in an exchange rate of R$1.741 per US$1.00 as of December 31, 2009. In 2010, the real appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010. In 2011, the real depreciated by 12.5% resulting in an exchange rate of R$1.876 per U.S. $1.00 as of December 31, 2011. In 2012, the real depreciated by 8.9% resulting in an exchange rate of R$2.044 per U.S. $1.00 as of December 31, 2012.

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

Devaluation of the real relative to the U.S. dollar may adversely affect our financial performance.

Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars. In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars. Therefore, any devaluation of the real may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible at all times in the future.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2012. An increase in commodities prices directly affects our operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible at all times in the future.

Set forth below is a table showing the volatility in prices of the commodities we purchase:

Commodity	High Price	Low Price	Avg. 2012	Fluctuation
Aluminum (US$/Ton)	2,353.00	1,836.00	2,052.09	28.16%
Sugar (Cents/Pounds)	26.50	18.54	21.57	42.93%
Corn (R$/Bag)	36.75	23.41	29.08	56.98%
Wheat (Cents/Bushel)	943.25	591.25	751.25	59.53%
PET (US$/Ton)	1,596.30	1,214.00	1,421.40	31.49%

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in Brazil’s already high levels of taxation could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business. In November 2008, the Brazilian Congress approved certain changes (effective January 1, 2009) to the taxable basis and tax rates of the Imposto Sobre Produtos Industrializados, or IPI (the Brazilian federal excise tax) and the PIS/COFINS (Brazilian social contribution sales taxes). Under the previous system, these taxes were paid as a fixed R$/hectoliter rate by all taxpayers. The new system establishes that higher priced brands pay higher taxes per hectoliter than lower priced ones. The increase in Ambev’s IPI and PIS/COFINS tax burden is dependent on Ambev’s price, packaging and brand mix. No assurance can be given that the Brazilian government will not consider further tax increases in the future.

In 2012, taxes on the beverage industry were increased in federal and state levels. The federal taxes were increased in October 2012 based on price to consumer researches. Moreover, the following five Brazilian states increased their rates of the value added-tax on the distribution of goods and services, or the ICMS, for beer: Minas Gerais, Ceara, Amazonas, Mato Gross and Distrito Federal.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil. An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry. The federal government issued regulations requiring the mandatory installation of production (volume) control systems, or the SICOBE, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments fight tax evasion in the beverage industry. The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume. The objective of reducing tax evasion is being achieved for federal taxes. The state governments have started using the data from SICOBE in order to identify potential state tax evasion; however this procedure is being still implemented by the states and no sanctions have been issued yet.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	Devaluations and other exchange rate movements;

•	Inflation;

•	Investments;

•	Exchange control policies;

•	Employment Levels;

•	Social instability;

•	Price instability;

•	Energy shortages;

•	Interest rates;

•	Liquidity of domestic capital and lending markets;

•	Tax policy; and

•	Other political, diplomatic, social and economic developments in or affecting Brazil.

Our Latin America South operations are subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates.

We own 100% of the total share capital of Quilmes International (Bermuda) Ltd., or QIB, the net revenues from which in 2012 corresponded to 18.3% of Ambev’s consolidated results. QIB is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, QIB’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.

The devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could have, and may continue to have, a material adverse effect on our Latin America South operations and their results and in our ability to transfer funds from and within Argentina. If the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina, our liquidity and operations, and our ability to access funds from Argentina could be adversely affected.

Risks Relating to Ambev and its Subsidiaries

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. In addition, in connection with the combination of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, upon the creation of Ambev in 1999, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions. We are also party to a number of antitrust legal proceedings. For further information on this matter see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust matters”. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Ambev’s participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme, or Quinsa. Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities. For further information on this matter see “Item 4. Information on the Company—History and Development of the Company—Interest in Quinsa”. We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future, and therefore, impact the benefits that Ambev anticipates will be generated from this investment.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties. Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at highway points of sale and prohibiting the sale of CSDs in schools. In addition, the Brazilian Congress is evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. These restrictions may adversely impact our results of operations. For further information, see “Item 4. Information on the Company—Business Overview—Regulation”.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates.

We have historically reported our consolidated results in reais. In 2012, we derived approximately 34.9% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

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

The ability of our subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such domestic and foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 34.9% (R$11,253.2 million) of our total net revenues of R$32,231.0 million in 2012 came from our foreign subsidiaries. In addition to the above, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because insufficient cash at the Ambev holding company may constrain it from paying all of its obligations.

We rely on the reputation of our brands and damages to their reputation may have an adverse effect on us.

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

Negative publicity may harm our business.

Media coverage and publicity generally, can exert significant influence on consumer behavior and actions. If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

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

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

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

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

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

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

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

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

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

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—Consolidated Financial Statements and other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of December 31, 2012, and 2011 for a description of certain material contingencies of the Company. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to be reasonably possible.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to safety and environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability which might adversely affect our operations. The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Information technology failures could disrupt our operations.

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

Natural and other disasters could disrupt our operations.

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

Our insurance coverage may not be sufficient.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Risks Relating to our Shares and ADSs

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries and those investments are generally considered speculative in nature. Brazilian investments, such as investments in our shares and ADSs, are subject to economic and political risks, involving, among other factors:

•	changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Ambev shares and ADSs at the price and time you desire.

Deterioration in economic and market conditions in other emerging market countries may adversely affect the market price of Ambev’s shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, triggered securities market volatility in other emerging market countries, including Brazil. In addition, global financial crises originating in developed economies, including the subprime debt crisis and the bankruptcy of Lehman Brothers in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Therefore, the market value of our shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions.

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of Anheuser-Busch InBev N.V./S.A., or ABI, and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares) as of March 31, 2013.

ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock (excluding treasury shares) as of March 31, 2013. ABI thus has control over Ambev, even though (1) ABI remains subject to the Ambev shareholders’ agreement with FAHZ and (2) ABI is jointly controlled by Messrs. Lemann, Sicupira and Telles and the former controlling shareholders of Interbrew N.V./S.A. (as it was than denominated). For further information on these matters see “Item 4. Information on the Company—InBev-Ambev Transactions” and “Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

The controlling shareholders are able to elect the majority of the members of Ambev’s Board of Directors and Fiscal Council, and generally determine the outcome of other actions requiring the approval of Ambev’s shareholders. Under Brazilian Corporation Law, the protections afforded to non-controlling security holders and the fiduciary duties of directors may, in some respects, be less comprehensive than in the United States or other jurisdictions.

Ambev shareholders may not receive any dividends.

According to our bylaws, Ambev must generally pay its shareholders 35% of its annual adjusted net income as presented in the parent company (individual) financial statements prepared under Brazilian GAAP, which differs from net income as presented in the parent company (individual) or consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from Ambev’s operations and dividends from Ambev’s operating subsidiaries. The net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and Brazilian Corporation Law. Therefore, that net income may not be available to be paid out to the Company’s shareholders in a certain year. In addition, Ambev might not pay dividends to its shareholders in any particular fiscal year, upon the determination of the Board of Directors that any such distribution would be inadvisable in view of Ambev’s financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that shareholders of Ambev will not receive dividends in any particular fiscal year.

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev shares (including shares underlying the Ambev ADSs).

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

As a result, the Brazilian government may in the future restrict the conversion, and remittance abroad to ADS holders or holders of Ambev’s shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev shares (including shares underlying the ADSs). The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors. We cannot assure you that the Central Bank of Brazil will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets. For further information on this matter, see “—Exchange Rate Information—Exchange Controls.”

If you exchange your Ambev ADSs for the respective Ambev shares underlying those ADSs, you risk losing some Brazilian tax and foreign currency remittance advantages.

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of the ADSs, or the Depositary, has in Brazil, which permits the Depositary to convert dividends and other distributions with respect to the Ambev shares into foreign currency and remit the proceeds abroad. If you exchange your Ambev ADSs for Ambev shares, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange. After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration. In addition, gains with respect to Ambev shares will be subject to less favorable tax treatment unless you obtain your own certificate of foreign capital registration or you obtain your own registration with the Central Bank pursuant to Resolution No. 2,689/00. For a more complete description of Brazilian restrictions on foreign investments and the foreign investment regulations, see “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—Exchange Rate Information—Exchange Controls”. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations”.

As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S. listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.

Ambev’s corporate affairs are governed by Ambev’s bylaws and the Brazilian Corporation Law, which may differ from the legal principles that would apply to Ambev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil. In addition, shareholder rights under the Brazilian Corporation Law to protect them from actions taken by the board of directors or controlling shareholders may be fewer and less well-defined than under the laws of jurisdictions outside of Brazil.

Although insider trading and price manipulation are restricted under applicable Brazilian capital markets regulations and treated as crimes under Brazilian law, the Brazilian securities markets may not be as highly regulated and supervised as the securities markets of the United States or other jurisdictions outside Brazil. In addition, rules and policies against self-dealing and for the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States or other jurisdictions outside Brazil, potentially causing disadvantages to a holder of Ambev’s ADSs as compared to a holder of shares in a U.S. public company. Further, corporate disclosures may be less complete or informative than required of public companies in the United States or other jurisdictions outside Brazil.

Certain shareholder entitlements may not be available to U.S. holders of Ambev shares and ADSs.

Due to certain United States laws and regulations, United States holders of Ambev ADSs may not be entitled to all of the rights possessed by holders of Ambev shares. For instance, U.S. holders of Ambev ADSs may not be able to exercise preemptive, subscription or other rights in respect of the Ambev shares underlying their Ambev ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements thereunder is available.

Holders of preferred shares have limited voting rights.

Of our two classes of shares outstanding, only our common shares have full voting rights. Our preferred shares will be entitled to unlimited voting rights only in certain limited circumstances, such as in the event that we fail to pay statutory dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends. See “Item 10. Additional information—Voting Rights”.

Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs.

Under Brazilian law, only shareholders registered as such in the corporate books of Brazilian companies may attend shareholders’ meetings. All the Ambev shares underlying the Ambev ADSs are registered in the name of the Depositary. A holder of Ambev ADSs is entitled to instruct the Depositary as to how to vote the respective Ambev shares underlying their ADSs only pursuant to the procedures set forth in the deposit agreement for Ambev’s ADS program. Accordingly, holders of Ambev ADSs will not be allowed to vote the corresponding Ambev shares underlying their ADSs directly at a shareholders’ meeting of Ambev (or to appoint a proxy other than the Depositary to do so), unless they surrender their Ambev ADSs for cancellation in exchange for the respective Ambev shares underlying their ADSs. We cannot ensure that any such arrangements or the ADS cancellation and exchange process will be completed in time to allow Ambev ADS holders to attend a shareholders’ meeting of Ambev.

Further, the Depositary has no obligation to notify Ambev ADS holders of an upcoming vote or to distribute voting cards and related materials to those holders unless Ambev specifically instructs the Depositary to do so. If Ambev provides such instruction to the Depositary, it will then notify Ambev’s ADS holders of the upcoming vote and arrange for the delivery of voting cards to those holders. We cannot ensure that Ambev’s ADS holders will receive proxy cards in time to allow them to instruct the Depositary as to how to vote the Ambev shares underlying their Ambev ADSs. In addition, the Depositary and its agents are not responsible for a failure to carry out voting instructions or for an untimely solicitation of those instructions.

As a result, holders of Ambev ADSs may be unable to fully exercise their voting rights.

Future equity issuances may dilute the holdings of current shareholders or ADS holders and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such future equity offering could reduce the proportionate ownership and voting interests of holders of our shares and ADSs, as well as our earnings per share or ADS and net equity value per share or ADS. Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

Our status as a foreign private issuer allows us to follow local corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, we are exempt from most of the corporate governance requirements of stock exchanges located in the United States, as well as from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States. Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies. The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council. In addition, we are not required under the Brazilian Corporation Law to, among other things:

•	have a majority of our Board of Directors be independent;

•

have a compensation committee, a nominating committee, or corporate governance committee of its Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

•	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions); or

•	have at least one executive session of solely independent directors each year.

For further information on the main differences in corporate governance standards in the United States and Brazil, see “Item 6C. Directors, Senior Management and Employees-Board Practices-Differences Between the United States and Brazilian Corporate Governance Practices.”

Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil. In addition, substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders of our ADSs may face greater difficulties in protecting their interests from actions promoted by

Ambev, its directors and executive officers than would shareholders of a U.S. corporation. In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares.

ITEM 4.	INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, and its telephone number and email are: (5511) 2122-1414 and ir@ambev.com.br.

A.	History and Development of the Company

Overview

Companhia de Bebidas das Américas—Ambev is the successor of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma. Ambev, a Brazilian sociedade anônima, was incorporated as Aditus Participações S.A., or Aditus, on September 14, 1998. Ambev is a publicly held corporation incorporated under the laws of Brazil.

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

In January 2003, Ambev completed a two-step business combination with Quinsa, through which Ambev acquired an initial 40.5% economic interest and joint control of Quinsa along with Beverages Associates (BAC) Corp., or BAC, the former controlling shareholder of Quinsa, establishing a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, while agreeing on the terms for Ambev to acquire full control of Quinsa from BAC in the future. In April 2006, Ambev acquired BAC’s shares in Quinsa, increasing its equity interest to approximately 91% of its total share capital and started to fully consolidate Quinsa upon the closing of the transaction in August 2006.

During 2003 and the first quarter of 2004, Ambev expanded its presence in Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic. In 2012, Ambev concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

In August 2004, Ambev and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then denominated) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, or Labatt, one of the leading brewers in Canada, into Ambev. At the same time, controlling shareholders of Ambev completed the contribution of all shares of an indirect holding company which owned a controlling stake in Ambev to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev N.V./S.A.) and became the majority shareholder of Ambev through subsidiaries and holding companies.

The Brahma-Antarctica Combination—Creation of Ambev and Brazilian Antitrust Approval

Creation of Ambev

Brahma was a company controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies, or the Braco Group, who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

Antarctica was controlled by FAHZ, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

The creation of Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination first resulted in Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and FAHZ each owned, respectively, 76% and 24% of Ambev’s voting shares. Subsequently, both Antarctica’s (September 1999) and Brahma’s (September 2000) minority shareholders exchanged their shares in Antarctica and Brahma for Ambev shares, causing both companies to become wholly-owned subsidiaries of Ambev.

Brazilian Antitrust Approval

The transfer of control of Brahma and Antarctica to Ambev through the controlling shareholders’ contribution resulted in a market share for Ambev as of that date in excess of 70% of the Brazilian beer market and 20% of the Brazilian CSDs market. Brazilian antitrust authorities, therefore, reviewed the transaction to determine whether it would negatively impact competitive conditions in the relevant markets, or whether it would negatively affect consumers.

The Conselho Administrativo de Defesa Econômica, or CADE, an independent agency of the Brazilian Ministry of Justice, is the principal Brazilian antitrust authority. In April 2000, CADE approved the controlling shareholders’ contribution subject to certain restrictions set forth in a performance agreement that Ambev entered into with CADE. CADE imposed no restrictions in connection with CSDs or other beverages produced by Ambev.

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

The acquisition of Ambev’s interest in Quinsa was approved with certain restrictions by the Comisión Nacional de Defensa de la Competencia, or the CNDC, the Argentine antitrust authority, related to the divestiture of certain brands and industrial assets. The sale of the brands and the plant was concluded in December 2006. Furthermore, in January 2007, the Llavallol malting plant was leased to Tai Pai Malting for a period of 10 years. The CNDC formally approved the fulfillment of the conditions set forth above in December 2006.

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

On October 20, 2011, Ambev, through its subsidiary Labatt Holding A/S, being the holder of more than 95% of the issued shares of QIB (post-liquidation of Quinsa, which occurred through an offshore restructuring in 2010), exercised its right under Bermuda law and acquired the totality of the shares held by the remaining minority shareholders of QIB whereby Ambev, as of October 20, 2011, increased its equity interest in QIB to 100% of issued shares.

Expansion into Latin America

Starting in late 2002, we extended our presence in Latin America through a series of transactions in the north of the region.

In October 2002, Ambev and The Central America Bottling Corporation, or CabCorp, PepsiCo’s anchor bottler in Central America, agreed to establish a 50/50 joint venture company – Ambev Centroamerica – to collaborate in, among other things, the production, import, distribution, marketing and sale of Ambev’s products, especially beer, in Guatemala and other Central American countries.

In October 2003, we agreed to purchase, through our Peruvian subsidiary, Ambev Peru, certain production and distribution assets from Embotelladora Rivera, including two CSD bottling plants. Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru. In October 2009, the Company through its subsidiary Monthiers S.A., increased its equity in Ambev Peru from 85.62% to 100%.

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera Ambev Ecuador S.A., or Ambev Ecuador. In 2007 we acquired the remaining 20%.

In February 2004, Ambev acquired a 66% stake in Embotelladora Dominicana, C. por A. (currently Ambev Dominicana), the Pepsi bottler in the Dominican Republic. Ambev then started a beer business in 2005 after the construction of a brewery. In August 2009, the Company, through its subsidiary Monthiers S.A., increased its equity interest in Ambev Dominicana to 100%.

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

On May 11, 2012, Ambev Brasil Bebidas S.A., or Ambev Brasil, a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

Ambev’s initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional 9.3% stake in CND from Heineken N.V., when Ambev became the owner of a total indirect interest of 51% in CND. In September and October 2012 as part of the same transaction, Ambev Brasil acquired additional interest in CND of approximately 0.88% and 0.11%, respectively, becoming the owner of a total indirect interest of approximately 51.9% in CND.

The InBev-Ambev Transactions

The “InBev-Ambev transactions” consisted of two transactions negotiated simultaneously: (1) in the first transaction, the Braco Group exchanged its Ambev shares for shares in Interbrew N.V./S.A. (as ABI was then denominated); and (2) in the second transaction, Ambev issued shares to Interbrew N.V./S.A. in exchange for Interbrew’s 100% stake in Labatt.

Exchange of Shares between Braco Group and Interbrew Founding Families

In March 2004, various entities controlled by the Braco Group entered into a contribution and subscription agreement with Interbrew N.V./S.A. (as ABI was then denominated) and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in Ambev for newly issued voting shares of Interbrew N.V./S.A., which represented 24.7% of its voting shares.

Upon closing of this transaction in August 2004, (1) the Braco Group received approximately 44% of the voting interest in the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, which thereupon owned approximately 56% of Interbrew N.V./S.A.’s common shares, and (2) Interbrew N.V./S.A. received approximately a 53% voting interest and a 22% economic interest in Ambev. Such voting interest was subject to the pre-existing Ambev Shareholders’ Agreement, as amended in connection with the InBev-Ambev transactions. In addition, Interbrew N.V./S.A. changed its legal name to InBev N.V./S.A. (and, since 2008, to Anheuser Busch-InBev N.V./S.A.).

Acquisition of Labatt

Pursuant to the incorporação agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd., or the Mergeco, was merged into Ambev by means of an upstream merger (incorporação) under Brazilian law, or the Incorporação. Mergeco held 99.9% of the capital stock of Labatt Holding ApS, or Labatt ApS, a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt. Upon completion of the Incorporação, Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt. As consideration for the acquisition of Labatt, Ambev issued Ambev common and preferred shares to Interbrew N.V./S.A. (as ABI was then denominated).

With the consummation of this transaction in August 2004, (1) Labatt became a wholly-owned subsidiary of Ambev, and (2) Interbrew N.V./S.A. (as ABI was then denominated) increased its stake in Ambev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev N.V./S.A. and Ambev upon consummation of the InBev-Ambev transactions

InBev N.V./S.A.

Upon closing the InBev-Ambev transactions, 56% of InBev N.V./S.A.’s voting shares were owned by the Stichting, 1% was jointly owned by Fonds Voorzitter Verhelst SPRL and Fonds InBev-Baillet Latour SPRL, or the InBev Foundations,17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

The Braco Group became the holder of 44% of the Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of the Stichting’s voting interests. In addition, the Braco Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement, the InBev N.V./S.A. shareholders’ agreement, providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev N.V./S.A. (as ABI was then denominated).

Ambev

Upon closing the InBev-Ambev transactions, InBev N.V./S.A. (as ABI was then denominated) became the owner of approximately 68% of Ambev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to Brazilian Corporation Law, InBev N.V./S.A. (as ABI was then denominated) was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer, or the MTO, for all remaining outstanding common shares of Ambev. The MTO was completed in March 2005, and InBev N.V./S.A. (as ABI was then denominated) increased its stake in Ambev to approximately an 81% voting interest and a 56% economic interest. FAHZ did not tender its Ambev shares in the MTO.

Lakeport Acquisition

On February 1, 2007, Ambev announced that its subsidiary Labatt entered into a support agreement with Lakeport Brewing Income Fund, or Lakeport. The transaction was concluded on March 29, 2007, when the holders of trust units tendered their units and all of the conditions of the offer were satisfied. Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has been fully integrated into Labatt’s business. The Competition Bureau concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

Cintra Acquisition

On April 17, 2007, Ambev closed the acquisition of 100% of Goldensand – Comércio e Serviços Ltda., or Goldensand, the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda., or Cintra, a local brewer with presence in the Southeast of Brazil. We subsequently acquired 100% of the capital stock of Obrinvest—Obras e Investimentos S.A. which owned the Cintra brands. On May 21, 2008, Ambev sold to Schincariol Participações e Representações S.A., or Schincariol, the Cintra brands and distribution assets. Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda., or Londrina, on June 20, 2008. In July 2008, CADE issued its unrestricted approval of the Cintra acquisition and on April 28, 2009, in order to simplify Ambev’s corporate structure, our subsidiary Goldensand was merged into Ambev. There were no changes to Ambev’s capital stock.

Stock Swap Merger with Newbev

On December 7, 2012, the Company announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting to be held in the first half of 2013, or the EGM, a corporate restructuring to combine the Company’s current dual-class capital structure comprised of voting common shares and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of the Company’s capital structure.

If approved, the proposed corporate restructuring will be implemented by means of a stock swap merger under Brazilian Corporation Law (incorporação de ações), or the Stock Swap Merger, of Ambev with Ambev S.A. (formerly InBev Participações Societárias S.A.), or Newbev, which currently is a non-reporting, privately held Brazilian corporation. Per the terms of the proposed Stock Swap Merger, all the issued and outstanding shares of Ambev (including in the form of ADRs) not held by Newbev shall be exchanged for newly issued common shares (some in the form of ADRs) of Newbev if the transaction is approved by the required shareholder vote. Upon consummation and as a result of the Stock Swap Merger, Ambev will become a wholly owned subsidiary of Newbev.

The exchange ratio for the Stock Swap Merger will be such that equal value shall be ascribed to each common and preferred share of Ambev, as a result of which the equity stake that each shareholder of Ambev will hold in Newbev after the Stock Swap Merger shall be the same as the equity stake that each such shareholder held in Ambev prior to the transaction.

Following the Stock Swap Merger and as a result thereof, all shareholders of Ambev will receive in exchange for their Ambev shares newly issued common shares of Newbev that will confer to their holders the same rights and privileges currently conferred by the common shares of Ambev, including full voting rights and the right to be included in a change of control tender offer under the Brazilian Corporation Law that ensures that holders of common stock are offered 80% of the price per share paid to a selling controlling shareholder in a change of control transaction.

In addition, Newbev’s bylaws will be substantially identical to Ambev’s current bylaws, except that:

•	Newbev’s minimum mandatory dividend shall be 40% of adjusted net income, as compared to 35% for Ambev; and

•	Newbev’s board of directors shall at all times include two independent members, as compared to no similar requirement for Ambev’s board of directors.

After the Stock Swap Merger, at which point Ambev will have become a wholly owned subsidiary of Newbev, Ambev and certain of its wholly owned subsidiaries shall be subject to an upstream merger with and into Newbev.

Special voting procedures for minority shareholder protection will be adopted for the Ambev EGM to ensure that the transaction be implemented only if both the minority holders of the Ambev common and preferred shares, as separate classes and without interference from our controlling shareholders, are each in favor of the transaction. To this end, the Stock Swap Merger will only be approved if a majority of the Ambev common shares present at the EGM and not held by our controlling shareholders or their affiliates vote in favor of the transaction, provided that it has not been rejected by a majority of the Ambev preferred shares present at the EGM and not held by our controlling shareholders or their affiliates.

The implementation of the Stock Swap Merger is subject to the approval of the Company’s EGM that will deliberate on the matter, the negotiation of a stock swap merger agreement under Brazilian Corporation Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

B.	Business Overview

Description of the Company

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 16 countries across the Americas. We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) Peru and Ecuador (both of which became part of our Latin America South business segment starting in 2013);

•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, starting in 2013, Peru and Ecuador; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2012:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2012		2011		2010
Latin America North	22,313.3	69.2%	19,132.4	70.5%	17,710.5	70.2%
Brazil	20,977.8	65.1%	18,616.9	68.6%	17,146.6	68.0%
Beer Brazil	17,598.2	54.6%	15,667.5	57.8%	14,279.3	56.6%
CSD & NANC	3,379.6	10.5%	2,949.4	10.9%	2,867.3	11.4%
HILA-Ex	1,335.5	4.1%	515.5	1.9%	563.9	2.2%
Latin America South	5,886.9	18.3%	4,488.9	16.5%	3,857.2	15.3%
Canada	4,030.8	12.5%	3,505.4	12.9%	3,665.6	14.5%

Ambev Consolidated	32,231.0	100.0%	27,126.7	100.0%	25,233.3	100.0%

Source: Ambev.

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2012		2011		2010
Latin America North	126,186.8	74.3%	120,339.9	72.9%	120,056.6	72.7%
Brazil	117,486.6	69.2%	113,960.5	69.0%	113,725.6	68.9%
Beer Brazil	86,692.2	51.0%	84,597.8	51.3%	84,475.6	51.2%
CSD & NANC	30,794.4	18.1%	29,362.7	17.8%	29,250.0	17.7%
HILA-Ex	8,700.2	5.1%	6,379.4	3.9%	6,331.0	3.8%
Latin America South	34,291.8	20.2%	34,564.7	20.9%	33,854.3	20.5%
Canada	9,360.7	5.5%	10,139.3	6.1%	11,231.6	6.8%

Ambev Consolidated	169,839.4	100.0%	165,043.9	100.0%	165,142.5	100.0%

Source: Ambev.

Business Strategy

We aim to continuously create value for our stockholders. The main components of our strategy are:

•	our people and culture;

•	top line growth;

•	building strong brands;

•	excellence in route to market;

•	permanent cost efficiency; and

•	financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success. We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues. For instance, in Brazil we have focused our efforts behind four main commercial strategies:

•

Innovation: we seek to expand the beer category and maintain a healthy pipeline of products through innovation in liquids, packaging and route to market to continue connecting with consumers in different consumption occasions;

•

Premium: we believe the weight of premium brands volume can grow in the Brazilian beer industry and we are working towards leading this growth through our portfolio of domestic and international premium brands;

•

Regional expansion: we have been investing to expand our presence in the North and Northeast regions of Brazil mainly due to the per capita consumption and market share growth opportunities. We focus on expanding our production capacity and executing our strong brands and route to market capabilities in those faster growing regions of Brazil; and

•

Returnable glass bottles: our commercial initiatives are focused on strengthening the on-premise channel (e.g., Nosso Bar franchise, micro events) and reintroducing returnable bottles into the off-premise channel (e.g., Pit Stop formats in supermarkets, 300 ml returnable glass bottle).

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future. Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring ties with them. We bring together tradition and modernity in our product portfolio in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business. For several years, one of our main areas of focus has been to increase direct distribution in major cities while still strengthening our third-party distribution system. In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (each dedicated to one of our major brands: Skol, Brahma and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands. In addition, we are constantly seeking to improve our point of sale execution through new and creative measures. One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption. These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost control is one of the top priorities of our employees. Each of our departments must comply with its respective annual budget for fixed and variable costs. As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts that requires every manager to build from scratch an annual budget for his/her respective department.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Latin America North and Latin America South) volumes are usually stronger in the fourth calendar quarter due to early summer and year-end festivities. In Canada, volumes are stronger in the second and third calendar quarters due to the summer season. This is demonstrated by the table below, which shows our volumes by quarter and business segment:

	2012 Quarterly Volumes (As a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2012
Latin America North	24.2%	22.2%	24.2%	29.4%	100%
Brazil	24.6%	22.1%	23.9%	29.5%	100%
Beer Brazil	24.9%	21.9%	23.8%	29.4%	100%
CSD & NANC	23.6%	22.7%	24.1%	29.6%	100%
HILA-Ex	19.3%	24.3%	28.0%	28.5%	100%
Latin America South	28.7%	19.5%	21.4%	30.3%	100%
Canada	20.0%	28.1%	28.5%	23.4%	100%
Ambev Consolidated	24.9%	22.0%	23.9%	29.3%	100%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian beer market

In 2012, Brazil was one of the world’s largest beer markets in terms of volume, reaching 127 million hectoliters, according to our estimates. Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles. The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

As of December 2012, according to our estimates, we had a 68.2% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Cervejaria Petrópolis with 11.2% market share; Brasil Kirin with 10.4% market share; and Heineken, with 8.7% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving around 168 operations, and (2) our proprietary direct distribution system, involving more than 79 distribution centers spanned over most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “—Business Overview—Business Strategy”.

The Brazilian CSD & NANC markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks and ready-to-drink teas. The CSD segment is the most significant to our business representing more than 90% of the profits of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (about 53.5% of the market), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 16 bottlers. As of December 2012, according to our estimates, The Coca-Cola Company family of brands had a 60.2% market share in the Brazilian CSDs market, while we had a market share of 18.1%. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”. The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo. Our CSD portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion and Monster, under license from Monster Energy Company, in the energy drinks market.

Our CSD & NANC products are sold through the same distribution system used for beer.

Hila-Ex

Central America (including Guatemala, El Salvador and Nicaragua)

The Central American Beer Market

In Guatemala, our most important operation in Central America, the main packaging presentations are the returnable, 12 oz. and 1-liter glass bottles, and the 12 oz. can. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company held by local investors.

In El Salvador, our main packaging presentation is the returnable 1-liter glass bottle. Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SAB Miller, which is the market leader.

In Nicaragua, the main packaging presentation is the returnable, 1-liter glass bottle. Our main competitor in Nicaragua is the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all three of these markets, beer is predominantly sold in returnable bottles through small retailers. We sell our Brahva, Brahva Beats, Brahva Light, Extra, Budweiser, Becks & Stella Artois brands, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio. According to our estimates, the total annual sales volume of these beer markets was 3.5 million hectoliters in 2012.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the annual sales volume of the Dominican beer market was 3.9 million hectoliters in 2012. The main packaging presentation is the returnable, 650-milliliter and 1 liter glass bottles, which is predominantly sold in small retail stores. Today we lead the beer market in the Dominican Republic, after the acquisition of Cerveceria Nacional Dominicana, with portfolio leading brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.

Our distribution system in the Dominican Republic is comprised of direct distribution operations.

The Dominican CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 3.8 million hectoliters in 2012. The main packaging presentation is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup (which adopts a low price strategy). Ambev is currently the third player.

Our main brands are Red Rock, Pepsi-Cola and Seven UP (all of which are marketed under an exclusive bottling agreement with PepsiCo). Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Ecuador

The Ecuadorian Beer Market

According to our estimates, the annual sales volume of the Ecuadorian beer market was 3.8 million hectoliters in 2012. The main packaging presentation is the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores. The market leader is SABMiller.

Our main brands in Ecuador are Brahma and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru

The Peruvian Beer Market

According to our estimates, the annual sales volume of the Peruvian beer market was 12.6 million hectoliters in 2012. The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores. The market leader is SABMiller.

The main brands that we sell in Peru are Brahma, Corona, Stella Artois and Zenda and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

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

The main brands that we sell in Peru are Pepsi-Cola, Seven UP, Concordia, Evervess, Triple Kola and Gatorade, all sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 335,000 points of sale throughout Argentina both directly and through our exclusive third party distributors.

The Argentine beer market

According to our estimates, the annual sales volume of the Argentine beer market was 17.5 million hectoliters in 2012. With a population of approximately 42 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but experienced a slight decrease in 2012, reaching a per capita consumption of 42.9 liters in 2012, below the 43.9 liters registered in 2011. In recent years, beer has gained share versus wine and became the number one alcoholic beverage in Argentina from 2000, according to our estimates.

Approximately 28.7% of our beer volumes is distributed directly by us and 71.3% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for approximately 94.3% of our sales.

According to our estimates, on-premise consumption represented approximately 15.6% of beer volumes in 2012, and supermarkets sales representing approximately 10.6% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important brands in Argentina are Quilmes Cristal, Brahma and Stella Artois. We are the leading beer producers in Argentina with approximately 77.7% market share, according to our estimates. Our main competitor in Argentina is CCU which held an approximate 19.2% market share in 2012 according to our estimates.

The Argentine CSD market

According to our estimates, in 2012, annual sales volume of the Argentine CSD market was 42.3 million hectoliters. Per capita consumption decreased from 111.2 liters in 2011 to 103.6 liters in 2012, while 2010 reflected a total consumption of 110.7 liters. Approximately 45.9% of our CSD volume is distributed directly by us and 54.1% is distributed through exclusive third-party distributors. Approximately 85% of our sales are through non-returnable bottles.

We are the exclusive Pepsi bottlers in Argentina and our most important brand is Pepsi. We are second to The Coca Cola Company with around 22% market share, according to our estimates.

Bolivia

The Bolivian Beer market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.5 million hectoliters in 2012. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

Approximately 1.3% of our beer volume is directly distributed by us and 98.7% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottles, which accounts for approximately 82.4% of our sales.

Our most important brands in Bolivia are Paceña, Taquiña and Huari. We are the leading beer producer in Bolivia with approximately 96.7% market share.

The Bolivian CSD market

In March 2009, Latin America South, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2012, the annual sales volume of the Bolivian CSD market was 5.8 million hectoliters. Per capita consumption decreased slightly from 57.3 liters in 2011 to 55.9 liters in 2012. Approximately 42.3% of our CSD volume is directly distributed by us and 57.7% is distributed through exclusive third-party distributors 95.4% of our sales are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 7.1 million hectoliters in 2012.

Quinsa originally entered the Chilean market with the expectation that it would be participating in a growing market but this growth did not occur as expected, and from 1998 until 2002, consumption decreased on a per capita basis. However, consumption has increased every year since 2002.

Our most important brands in Chile are Becker, Báltica and Stella Artois, where our market share has been growing in the last years.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.4 million hectoliters in 2012.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (1) beer has not faced significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries; and (3) the seasonality of our products is lower due to warmer conditions throughout the year.

Approximately 55.4% of our beer volumes is directly distributed by us and 44.6% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the returnable glass bottles, which accounts for approximately 65.8% of our sales.

Our most important brands in Paraguay are Brahma and Pilsen, with our market share being approximately 89.8% according to our estimates. In March 2009, we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan beer market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2012. Latin America South manages both beer and CSD businesses out of the facility in Uruguay.

Approximately 24.2% of our beer volumes is directly distributed by us and 75.8% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 960 milliliters returnable glass bottle, which accounts for approximately 89.8% of our sales.

Our most important brands in Uruguay are Pilsen and Patricia, with our market share being approximately 97.1%.

The Uruguayan CSD market

According to our estimates, in 2012, the annual sales volume of the Uruguayan CSD market was 3.6 million hectoliters. The market growth in 2012 was a result of a recovery in the economy and also of higher market investments coming from the A-brands. Per capita consumption reached 110 liters in 2012 according to our estimates.

Approximately 43.1% of our CSD volume is directly distributed and 56.9% is distributed through exclusive third-party distributors. 78.4% of our sales is through non-returnable bottles. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, and exports Kokanee to the United States.

According to our estimates, the annual sales volume in the beer market in Canada was 22.4 million hectoliters in 2012, of which Labatt, the market leader, had a volume share of approximately 40.6%. The main packaging presentation in the country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores. Our main competitor in Canada is Molson Coors, we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), Labatt Blue, Alexander Keith’s and Kokanee. Our distribution system is structured in different ways across the country:

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with Molson and Sleeman a distribution and retail company named Brewers Retail Inc., a company incorporated in 1927, the retail component of which carries out business as The Beer Store, or TBS. TBS and the Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, own the exclusive rights to sell beer for off-premise consumption in Ontario. TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

TBS has been the primary distribution and sales channel for beer in Ontario for more than 80 years. TBS operates on a cost recovery model under which it charges volume-based fees for services it provides to the brewers. The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario. The Liquor Control Act and the Liquor License Act are administered by the Minister of Consumer and Business Services, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

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

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributors Limited, or BDL, which operates a distribution network for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, The Yukon and the Northwest Territories. In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets there are both private (Alberta, British Columbia) and government-controlled retail stores (British Columbia, Manitoba, Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (1) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (2) private distributors in Newfoundland.

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then denominated) and Anheuser-Busch, in February 2009, InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt. At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so. Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012. During 2011 and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010. Separately, in order to ensure that Ambev is adequately compensated, ABI also agreed to indemnify Ambev in connection with certain events related to the perpetual license. See “Item 7. Major Shareholders—B. Related Party Transactions—Ambev and ABI—Indemnification Agreement”.

Beer and CSD Production Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to around 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer, and help preserve it. The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes five to eleven days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Pilsen beers are made using yeast cells that settle to the bottom.

During the maturation process the liquid clarifies as yeast and other particles settle. Further filtering gives the beer more clarity. Maturation varies by type of beer and can take as long as three weeks. Then the beer is ready for packaging in kegs, cans or bottles.

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

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malting barley, malt, non-malted cereals, hops and water.

Barley and malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities. In the case of our beer operations in Brazil, around 70% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Soufflet, Agromalte and Cargill Malt. Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from South America farmers. Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world. We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. The supply of hops is concentrated into a few international companies, namely the Barth-Haas Group, Hopsteiner, Kalsec and HVG.

Non-malted cereals

Corn syrup is purchased from Ingredion and Cargill. Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

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

CSDs

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, juices, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná fruit

We have a 1,070 hectare farm that provides us with 4 tons of guaraná seeds (berries) per year, or about 2% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil. The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region. Approximately 50,000 seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others. The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk”.

Juices

Orange, lemon and grape are purchased locally from Louis Dreyfus Commodities and Dohler.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard. We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In April 2008 we started operating a glass bottle producing facility in Rio de Janeiro. The new unit has a yearly production capacity of 120 thousand tons of glass, or approximately 600 million bottles.

Our main aluminum can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork. Our main glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers, Companhia Industrial de Vidro (part of Owens-Illinois group) and Vidroporto, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased from America Tampas (former Crown-Cork), Ravi and Berry plastics. PET pre-forms are principally purchased from Plastipak, Lorenpet group (CPR, Centralpet, LEB and Lorenpet), Logoplaste, Amcor and Cristalpet. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro and Tapon Corona (Mexico). These producers also supply some of our HILA-Ex operations as well as Allucaps Mexico, Pelliconi USA, Tapas Antillanas Dom. Rep and Fadesa Ecuador.

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; and (5) antitrust laws. In addition, regulations exist to (1) ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) place restrictions on beer consumption.

Environmental laws in the countries where we operate are mostly related to (1) the conformity of our operating procedures with environmental standards regarding, among other issues, the emission of gas and liquid effluents and (2) the disposal of one-way packaging.

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

•

Some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP. There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

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

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, and (3) the time and places where beer can be advertised.

Marketing

Ambev’s marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites. On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Ambev has long-term agreements with PepsiCo whereby Ambev has been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade. The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent written notice by either party of its intent not to renew the contract at least two years prior to the expiration of their term, or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments by Ambev. See “Item 10. Additional Information—Material Contracts”. Ambev also has agreements with PepsiCo to manufacture, package, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru. Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia. In 2012, sales volumes of PepsiCo products represented 35% of our total CSD & NANC sales volumes in Brazil, nearly 90% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Peru, Bolivia and Uruguay.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, package, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2012, the Anheuser-Busch brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes. According to Ambev’s estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

Ambev also has a license agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser in Brazil. The Company also has certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua.

Ambev and ABI are also parties to a 10-year cross-licensing agreement which began in 2005, through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba) on an exclusive basis, and ABI is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and the Latin America South zone and ABI have an arrangement through which it distributes Stella Artois in Argentina. In addition, under the Indemnification Agreement between Ambev and ABI, dated November 13, 2008 (see “Item 7. Major Shareholders—B. Related Party Transactions—Ambev and ABI—Indemnification Agreement”) ABI agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2012, represented as a percentage of gross sales, was approximately: 30.3% in Brazil; 21.8% in Canada; 16.2% in Central America; 34.8% in Ecuador; 44.2% in Peru; 44.7% in the Dominican Republic; 20.6% in Argentina; 26.7% in Bolivia; 21.2% in Chile; 13.9% in Paraguay; and 18.7% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our CSD & NANC products in 2012, represented as a percentage of gross sales, was approximately: 23.6% in Brazil; 10.8% in the Dominican Republic; 28.1% in Peru; between 18.5% and 20.7% in Argentina (the final % depends on the type and flavor of the beverage); 19.8% in Bolivia and 24.6% in Uruguay.

Brazilian Tax Changes

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable basis and tax rates of the IPI and the PIS/COFINS. Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. The new system provides that higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table. The tax base is calculated through the application of a percentage (“multiplier”) to the consumer price established in such reference table, which result is the retailer price. In 2012, the Brazilian government announced further increases in the federal excise tax burden for the next six years not only by updating the reference table, but also by increasing the multiplier for certain packages.

C.	Organizational Structure

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of ABI and FAHZ, together hold approximately 91.1% of Ambev’s common shares, as of March 31, 2013. ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% of the total voting power of Ambev’s capital stock as of that date. ABI thus has control over Ambev, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement with FAHZ, and (2) ABI is jointly controlled by Messrs. Lemann, Sicupira and Telles and Interbrew’s former controlling shareholders. For further information on these matters see “Item 10. Ambev Shareholders’ Agreement” and “—Information on the Company—InBev-Ambev Transactions”.

Ambev conducts the bulk of its operations in Brazil directly. It also indirectly controls Labatt, the operations of HILA-Ex and Latin America South. The following chart illustrates the ownership structure of Ambev’s principal subsidiaries as of March 31, 2013 for total share capital owned.

Organizational Structure

D.	Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries we operate.

In 2012, our aggregate beer and CSD production capacity was 279.6 million hectoliters per year. Our total annual beer production capacity was 192.6 million hectoliters. Our total CSD production capacity was 87.0 million hectoliters. In 2012, the production of these facilities totaled 123.4 million hectoliters for beer and 46.4 million hectoliters for CSD.

The following is a list of our principal production facilities as of March 31, 2013:

Latin America North

Plant	Type of Plant
Agudos, São Paulo	Beer
Brasília, Federal District	Beer
Curitiba, Paraná	Beer
Equatorial, Maranhao	Beer
Goiânia, Goiás	Beer
Jacarei, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
João Pessoa, Paraiba	Mixed
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
AmbevCentroamerica, Guatemala	Beer
AmbevEcuador, Ecuador	Beer
Santo Domingo, Dominican Repulic	Beer
Saint Vincent	Mixed
Hato Nuevo, Dominican Republic	Mixed
Huachipa, Peru	Mixed
Sullana, Peru	Soft Drinks
Cympay, Uruguay	Malt
MUSA, Uruguay	Malt
Malteria Pampa, Argentina	Malt

Latin America South

Plant	Type of Plant
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Taquiña, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina (1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

(1)	This malting facility has been leased to third parties for 10 years as from 2007.

Canada

Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

We have prepared our audited consolidated financial statements as of December 31, 2012, 2011 and 2010 and for the years then ended in reais in accordance with IFRS as promulgated by the IASB.

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

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that generated a significant amount of goodwill and other intangible assets, including from the acquisition of Labatt, Quinsa and Cerveceria Nacional Dominicana, or CND.

Under IFRS, goodwill is calculated as the difference between the transferred consideration and the fair value of the net assets acquired. IFRS 3 “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but they should be tested annually for impairment. Our intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives. We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities. The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates. The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

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

Defined Benefit Plans

Defined benefit plans typically define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

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

Other Post-Employment Obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with certain medications and other benefits to certain retirees who retired in the past. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable. We discuss our material contingencies in note 30 to our financial statements.

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

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded on our balance sheet as of December 31, 2012, 2011 and 2010 totaled R$655.6 million, R$580.1 million and R$639.1 million, respectively. For further details, see note 26 of our consolidated financial statements.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we record on our balance sheet. We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

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

Accounting for Derivatives

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Ambev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in the International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or the IAS 39, are recognized at fair value in the income statement.

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

Net Investment Hedge Accounting

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

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated. Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$(28.6) million on December 31, 2012 (as compared to a loss of R$(55.6) million on December 31, 2011, and R$(266.5) million on December 31, 2010), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(in R$ million)
International financing (other currencies)	531.1	531.1	-
BNDES/FINEP/EGF	2,109.8	2,109.8	-
Bond 2017	314.0	342.6	(28.6)
Debentures		-	-
Tax incentives	168.7	168.7	-
Financial Leasing	20.1	20.1	-

Total	3,143.8	3,172.3	(28.6)

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

Taxes

Income taxes

Income taxes in Brazil are comprised of federal income tax and social contribution (which is an additional federal income tax). Ambev’s aggregated weighted nominal tax rate applicable for the years ended on December 31, 2012, 2011 and 2010 was 32.13%, 32.58% and 32.81% respectively. For the years of 2012, 2011 and 2010, our IFRS effective tax rate was 18.43% in 2012, 22.37% in 2011 and 21.48% in 2010.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (1) benefits arising from tax-deductible payments of interest on shareholder’s equity without an interest charge in pre-tax income and (2) non-taxable benefits arising from state value-added incentive programs.

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable. The tax loss carry forward related to these unrecognized deferred tax assets were equivalent to R$1.08 billion on December 31, 2012, with an average expiration period of five years.

Tax losses and negative bases of social contribution, in Brazil, have no expiry date; however, the annual offset is limited to 30% of pre-tax income.

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Ecuador, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain operating highlights of Ambev for the years presented.

	Consolidated Financial Highlights
	2012	2011	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	169,839.4	165,043.9	2.9%
Net sales	32,231.0	27,126.7	18.8%
Net revenue per hectoliter—R$/hl	189.8	164.4	15.5%
Cost of sales	(10,291.5)	(8,793.3)	17.0%
Gross profit	21,939.5	18,333.4	19.7%
Gross margin (%)	68.1%	67.6%	-
Sales and marketing expenses	(7,346.6)	(6,251.0)	17.5%
Administrative expenses	(1,546.5)	(1,180.6)	31.0%
Other operating income/(expenses)	864.0	784.5	10.1%
Special items	(50.4)	23.1	(318.2)%
Income from operations	13,860.0	11,709.4	18.4%
Operating margin (%)	43.0%	43.2%	-
Profit	10,642.6	8,719.8	22.1%
Net margin	33.0%	32.1%	-

Margin Analysis

The following table sets forth certain line items in our income statement expressed as percentages of net sales for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(31.9)	(32.4)
Gross profit	68.1	67.6
Sales and marketing expenses	(22.8)	(23.0)
Administrative expenses	(4.8)	(4.4)
Other operating income/(expenses)	2.7	2.9
Special items	(0.2)	0.1
Income from operations	43.0	43.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012					2011
	Brazil (1)	Hila-Ex (1)	LAS	Canada	Total	Brazil (1)	Hila-Ex (1)	LAS	Canada	Total
	(in R$ million)
Net sales	20,977.8	1,335.5	5,886.9	4,030.8	32,231.0	18,616.9	515.5	4,488.9	3,505.4	27,126.7
Cost of sales	(6,239.7)	(710.8)	(2,196.0)	(1,145.0)	(10,291.5)	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)
Gross profit	14,738.1	624.7	3,690.8	2,885.8	21,939.5	12,936.8	189.5	2,748.1	2,459.0	18,333.4
Sales and marketing and administrative expenses	(5,689.4)	(570.0)	(1,277.2)	(1,356.5)	(8,893.1)	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)
Other operating income/ (expenses)	836.9	3.8	7.3	16.0	864.0	776.3	(3.2)	2.1	9.3	784.5
Special items	(19.1)	(31.3)	-	-	(50.4)	35.6	-	(9.2)	(3.3)	23.1
Income from operations	9,866.5	27.2	2,421.0	1,545.3	13,860.0	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4

(1)	The business segment Latin America North is comprised of Brazil and Hila-Ex.

Net Sales

Net sales increased by 18.8% for the year ended December 31, 2012 to R$32,231.0 million from R$27,126.7 million in the same period of 2011, as shown in the tables set forth below.

	Net Sales Year Ended December 31,
	2012		2011		% Change
	(in R$ million, except percentages)
Latin America North	22,313.3	69.2%	19,132.4	70.5%	16.6%
Brazil	20,977.8	65.1%	18,616.9	68.6%	12.7%
Beer Brazil	17,598.2	54.6%	15,667.5	57.8%	12.3%
CSD & NANC	3,379.6	10.5%	2,949.4	10.9%	14.6%
HILA-Ex	1,335.5	4.1%	515.5	1.9%	159.1%
Latin America South	5,886.9	18.3%	4,488.9	16.5%	31.1%
Canada	4,030.8	12.5%	3,505.4	12.9%	15.0%

Ambev Consolidated	32,231.0	100.0%	27,126.7	100.0%	18.8%

	Sales Volumes Year Ended December 31,
	2012		2011		% Change
	(in thousand of hectoliters, except percentages)
Latin America North	126,186.8	74.3%	120,339.9	72.9%	4.9%
Brazil	117,486.6	69.2%	113,960.5	69.0%	3.1%
Beer Brazil	86,692.2	51.0%	84,597.8	51.3%	2.5%
CSD & NANC	30,794.4	18.1%	29,362.7	17.8%	4.9%
HILA-Ex	8,700.2	5.1%	6,379.4	3.9%	36.4%
Latin America South	34,291.8	20.2%	34,564.7	20.9%	(0.8)%
Canada	9,360.7	5.5%	10,139.3	6.1%	(7.7)%

Ambev Consolidated	169,839.4	100.0%	165,043.9	100.0%	2.9%

	Net Revenues per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$ million except percentages)
Latin America North	176.8	159.0	11.2%
Brazil	178.6	163.4	9.3%
Beer Brazil	203.0	185.2	9.6%
CSD & NANC	109.7	100.4	9.3%
HILA-Ex	153.5	80.8	90.0%
Latin America South	171.7	129.9	32.2%
Canada	430.6	345.7	24.6%

Ambev Consolidated	189.8	164.4	15.5%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 12.7% for the year ended December 31, 2012, to R$20,977.8 million from R$18,616.9 million in the same period in 2011.

Net sales of beer in Brazil increased by 12.3% for the year ended December 31, 2012, to R$17,598.2 million from R$15,667.5 million in the same period in 2011. The main drivers that contributed to this growth were: (1) beer sales volume growth of 2.5%, driven by industry expansion and partially offset by market share loss, and (2) growth of 9.6% in revenue per hectoliter, which reached R$203.0 per hectoliter. This growth in revenue per hectoliter was mainly a result of price increases, higher direct distribution weight and higher premium brands mix, partially offset by higher taxes.

Net sales of CSD & NANC in Brazil increased by 14.6% for the year ended December 31, 2012, to R$3,379.6 million from R$2,949.4 million in the same period in 2011. The main drivers that contributed to this growth were (1) sales volume growth of 4.9%, mainly driven by market share gains; (2) market expansion; and (3) an increase in revenues per hectoliter of 9.3% reaching R$109.7 per hectoliter. This increase in revenue per hectoliter was mainly a reflection of price increases, partially offset by higher taxes.

HILA-Ex Operations

Ambev’s operations in HILA-Ex increased net sales by 159.1% in 2012 to R$1,335.5 million. The main reason for the increase was our strategic alliance with CND, in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Revenues grew organically by 7.7% (without the impact of CND consolidation) due to our price increases in the region.

Latin America South Operations

Latin America South’s net sales were R$5,886.9 in 2012, compared to R$4,488.9 million in 2011, yielding a growth of 31.1% in the period. The main reason for this growth was a 32.2% growth in revenue per hectoliter due to our price increases in the region, also helped by a strong performance of our premium brands and by the appreciation of the Argentine Peso compared against the real (based on the annual average rate).

Canada Operations

Labatt’s operations in Canada contributed R$4,030.8 million to Ambev’s consolidated revenues in 2012, an increase of 15.0% compared to 2011. This result was mainly driven by the appreciation of the Canadian Dollar compared against the real and by our price increases, partially offset by the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Cost of Sales

Total cost of sales increased by 17.0% for the year ended December 31, 2012, to R$10,291.5 from R$8,793.3 million in the same period in 2011. As a percentage of our net sales, total cost of sales decreased to 31.9% in 2012 from 32.4% in 2011.

	Cost of Sales per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$ million, except percentages)
Latin America North	55.1	49.9	10.4%
Brazil	53.1	49.8	6.6%
Beer Brazil	55.7	52.0	7.1%
CSD & NANC	45.9	43.7	5.1%
HILA-Ex	81.7	51.1	59.9%
Latin America South	64.0	50.4	27.2%
Canada	122.3	103.2	18.5%

Ambev Consolidated	60.6	53.3	13.7%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 9.9% for the year ended December 31, 2012, to 6,239.7 million from R$5,680.1 million in the same period in 2011. On a per-hectoliter basis, our Brazilian operations’ cost of sales increased by 6.6% for the year ended December 31, 2012, to R$53.1 from R$49.8 in the same period in 2011.

Cost of sales for our Brazilian beer operations increased by 9.8% for the year ended December 31, 2012, to R$4,825.7 million. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 7.1%. The main factors that led to this increase were (1) increased barley prices, (2) greater industrial depreciation and (3) higher packaging costs (mainly due to higher weight of cans in the volume mix), partially offset by (4) currency hedges.

Cost of sales for the CSD & Nanc segment in Brazil increased 10.2%, reaching R$1,414.0. The cost of sales per hectoliter increased 5.1%, totaling R$45.9, impacted by (1) higher packaging costs, (2) greater industrial depreciation and (3) higher sugar prices, partially offset by (4) currency hedges.

HILA-Ex Operations

The cost of sales in HILA-Ex operations increased 118.0%, reaching R$710.8 million in 2012. The main reason for this increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Cost of sales per hectoliter increase by 59.9% in reported terms, but grew 12.5% organically (without the impact of CND consolidation).

Latin America South Operations

Latin America South’s cost of sales were R$2,196.0 million in 2012, a 26.2% increase from 2011. On a per hectoliter basis, cost of sales increased by 27.2% in the year. The increase in cost of sales was due to (1) higher commodities prices (mainly barley), (2) general inflation and higher labor costs, mainly in Argentina, and (3) an appreciation of the Argentine Peso compared against the real (based on the annual average rate).

Canada Operations

Cost of sales for Labatt increased by 9.4% for the year ended December 31, 2012, to R$1,145.0 from R$1,046.4 million in the same period in 2011. This increase was mainly due to the appreciation of the Canadian Dollar compared against the real, partially offset by the phasing out of contracted volume supplied to NAB (North American Brewers) in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Gross Profit

Gross profit increased by 19.7% for the year ended December 31, 2012, to R$21,939.5 million from R$18,333.4 million in the same period in 2011. The table below sets forth the contribution of each business segment to Ambev’s consolidated gross profit.

	Gross Profit
	2012			2011
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	15,362.8	70.0%	68.9%	13,126.3	71.6%	68.6%
Brazil	14,738.1	67.2%	70.3%	12,936.8	70.6%	69.5%
Beer Brazil	12,772.5	58.2%	72.6%	11,270.6	61.5%	71.9%
CSD & NANC	1,965.6	9.0%	58.2%	1,666.2	9.1%	56.5%
HILA-Ex	624.7	2.8%	46.8%	189.5	1.0%	36.8%
Latin America South	3,690.9	16.8%	62.7%	2,748.1	15.0%	61.2%
Canada	2,885.8	13.2%	71.6%	2,459.0	13.4%	70.2%
Ambev Consolidated	21,939.5	100.0%	68.1%	18,333.4	100.0%	67.6%

Sales and Marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$8,893.1 million for the year ended December 31, 2012, a 19.7% increase over the same period in 2011. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$5,689.4 million for the year ended December 31, 2012, an increase of 13.7% over the same period in 2011.

Sales and marketing and administrative expenses for our Brazilian beer operations reached R$4,979.1 million for the year ended December 31, 2012, increasing 13.3% over the same period in 2011. The main drivers for the higher operating expenses were: (1) higher distribution costs (although at a lower rate during the second half of the year because of our investments in production and distribution capacity) and (2) higher bonus accruals.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil were R$710.3 million for the year ended December 31, 2012, an increase of 16.0% over the same period in 2011 due to (1) higher distribution costs and (2) higher bonus accrual.

HILA-Ex

Sales and marketing and administrative expenses for Ambev’s operations in HILA-Ex amounted to R$570.0 million for the year ended December 31, 2012, increasing 110.5% compared to the same period in 2011 as a result of our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012. Organically, sales and marketing and administrative expenses grew 13.4% (without the impact of CND consolidation).

Latin America South Operations

Sales and marketing and administrative expenses totaled R$1,277.2 million for the year ended December 31, 2012, increasing 30.6% over the same period in 2011. This increase was due to (1) higher transportation and labor costs, caused mainly by high inflation in Argentina, (2) additional commercial expenses to support our brands and (3) the appreciation of the Argentine peso compared against the real (based on the annual average rate).

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,356.5 million for the year ended December 31, 2012, an increase of 15.3% as compared to 2011 principally because the appreciation of the Canadian Dollar.

Other Operating Income (Expense)

Other operating income in 2012 represented a net gain of R$864.0 million compared to R$784.5 million in 2011. The increase in 2012 was mainly due to higher government grants, and the net present value adjustment of greater long term fiscal incentives.

Special items

Special items were losses of R$50.4 million in 2012 explained mainly by restructuring costs of R$31.3 million and expenses with acquisition of subsidiaries in the amount of R$15.8 million.

Income from operations

Income from operations increased by 18.4 % for the year ended December 31, 2012, to R$13,860.0 million from R$11,709.4 million in the same period in 2011, primarily as a result of our higher gross profit.

Net Finance Cost

Our financial result was an expense of R$812.8 million, compared to an expense of R$468.1 million in 2011. This result is mainly explained by a non-cash accretion expense in connection with the put option associated with our investment in CND, a lower interest income due to the lower interest rate compared to the previous year and higher expenses related to derivative instruments. This result was also impacted by foreign exchange translation losses on intercompany loans as a consequence of the real depreciation. Given the nature of these transactions (intercompany loans), the non-cash currency translation impact is reported in our income statement. However, such impact is economically offset by the foreign exchange translation gains that are registered in equity on the consolidation of offshore companies with functional currency different than reais.

Ambev’s total year end indebtedness decreased by R$958.5 million compared to 2011, while its cash and cash equivalents and current investment securities, net of bank overdrafts, increased R$1,145.3 million, reflecting the Company’s strong cash generation in 2012. As a result Ambev’s net cash position increased by R$2,103.9 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2012, totaled R$2,405.1 million, a decrease of 4.6% in relation to the R$2,522.0 million in 2011. The effective rate was 18.4%, compared to 22.4% in the previous year. Such decrease in our effective rate during the year was primarily due to higher deductible interest on shareholders’ equity, higher goodwill amortization and other income tax benefits.

Net Income Attributable to Shareholders

Profit increased by 21.6% for the year ended December 31, 2012, to R$10,508.1 million from R$8,641.0 million in the same period in 2011 due to a higher EBITDA and a lower effective tax rate.

Net Income Attributable to Non-Controlling Interest

Non-controlling interest totaled R$134.5 million compared to R$78.8 million in 2011, mostly due to our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results in May 2012.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-ex operations, which includes our operations in the Dominican Republic, Guatemala (which also serves El Salvador and Nicaragua) Peru and Ecuador .

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain operating highlights of Ambev for the years presented.

	Consolidated Financial Highlights
	2011	2010	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	165,043.9	165,142.5	(0.1%)
Net sales	27,126.7	25,233.3	7.5%
Net revenue per hectoliter—R$/hl	164.4	152.8	7.6%
Cost of sales	(8,793.3)	(8,449.0)	4.1%
Gross profit	18,333.4	16,784.3	9.2%
Gross margin (%)	67.6%	66.5%	-
Sales and marketing expenses	(6,251.0)	(6,038.5)	3.5%
Administrative expenses	(1,180.6)	(1,197.0)	(1.4%)
Other operating income/(expenses)	784.5	624.9	25.5%
Special items	23.1	(150.8)	nm
Income from operations	11,709.4	10,022.9	16.8%
Operating margin (%)	43.2%	39.7%	-
Profit	8,719.8	7,619.2	14.4%
Net margin	32.1%	30.2%	-

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

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011					2010
	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total	Brazil(1)	Hila-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	18,616.9	515.5	4,488.9	3,505.4	27,126.7	17,146.6	563.9	3,857.2	3,665.6	25,233.3
Cost of sales	(5,680.1)	(326.0)	(1,740.8)	(1,046.4)	(8,793.3)	(5,421.0)	(372.9)	(1,500.2)	(1,154.9)	(8,449.0)
Gross profit	12,936.8	189.5	2,748.1	2,459.0	18,333.4	11,725.6	191.0	2,357.0	2,510.7	16,784.3
Sales and marketing and administrative expenses	(5,006.1)	(270.7)	(978.3)	(1,176.5)	(7,431.6)	(4,865.9)	(317.3)	(861.4)	(1,190.9)	(7,235.5)
Other operating income/ (expenses)	776.3	(3.2)	2.1	9.3	784.5	634.2	3.1	(13.9)	1.5	624.9
Special items	35.6	-	(9.2)	(3.3)	23.1	(59.3)	-	(14.1)	(77.4)	(150.8)
Income from operations	8,742.6	(84.4)	1,762.7	1,288.5	11,709.4	7,434.6	(123.2)	1,467.6	1,243.9	10,022.9

(1)	The business segment Latin America North is comprised of Brazil and Hila-Ex.

Net Sales

Net sales increased by 7.5% for the year ended December 31, 2011, to R$27,126.7 million from R$25,233.3 million in the same period in 2010.

	Net Sales Year Ended December 31,
	2011		2010		% Change
	(in R$ million, except percentages)
Latin America North	19,132.4	70.5%	17,710.5	70.2%	8.0%
Brazil	18,616.9	68.6%	17,146.6	68.0%	8.6%
Beer Brazil	15,667.5	57.8%	14,279.3	56.6%	9.7%
CSD & NANC	2,949.4	10.9%	2,867.3	11.4%	2.9%
HILA-Ex	515.5	1.9%	563.9	2.2%	(8.6%)
Latin America South	4,488.9	16.5%	3,857.2	15.3%	16.4%
Canada	3,505.4	12.9%	3,665.6	14.5%	(4.4%)

Ambev Consolidated	27,126.7	100.0%	25,233.3	100.0%	7.5%

	Sales Volumes Year Ended December 31,
	2011		2010		% Change
	(in thousands of Hectoliters, except percentages)
Latin America North	120,339.9	72.9%	120,056.6	72.7%	0.2%
Brazil	113,960.5	69.0%	113,725.6	68.9%	0.2%
Beer Brazil	84,597.8	51.3%	84,475.6	51.2%	0.1%
CSD & NANC	29,362.7	17.8%	29,250.0	17.7%	0.4%
HILA-Ex	6,379.4	3.9%	6,331.0	3.8%	0.8%
Latin America South	34,564.7	20.9%	33,854.3	20.5%	2.1%
Canada	10,139.3	6.1%	11,231.6	6.8%	(9.7%)

Ambev Consolidated	165,043.9	100.0%	165,142.5	100.0%	(0.1%)

	Net Revenues per Hectoliter Year Ended December 31,
	2011	2010	% Change
	(in R$, except percentages)
Latin America North	159.0	147.5	7.8%
Brazil	163.4	150.8	8.4%
Beer Brazil	185.2	169.0	9.6%
CSD & NANC	100.4	98.0	2.5%
HILA-Ex	80.8	89.1	(9.3%)
Latin America South	129.9	113.9	14.0%
Canada	345.7	326.4	5.9%

Ambev Consolidated	164.4	152.8	7.6%

Latin America North Operations

Brazilian Operations

Net sales from our Brazilian operations increased by 8.6% for the year ended December 31, 2011, to R$18,616.9 million from R$17,146.6 million in the same period in 2010.

Net sales of beer in Brazil increased by 9.7% for the year ended December 31, 2011, to R$15,667.5 million from R$14,279.3 million in the same period in 2010. The main drivers that contributed to this growth were: (1) beer sales volume growth of 0.1%, reflecting a deceleration in industry growth in 2011 compared to previous years plus the impact of volume market share losses and (2) growth of 9.6% in revenue per hectoliter, which reached R$185.2 per hectoliter. This growth in revenue per hectoliter was mainly a result of price increases and higher direct distribution weight, partially offset by higher taxes.

Net sales of CSD & NANC in Brazil increased by 2.9% for the year ended December 31, 2011, to R$2,949.4 million from R$2,867.3 million in the same period in 2010. The main drivers that contributed to this growth were (1) sales volume growth of 0.4%, mainly driven by market share gains offsetting industry contraction in 2011 and (2) an increase in revenues per hectoliter of 2.5% reaching R$100.4 per hectoliter. This increase in revenue per hectoliter was mainly a reflection of price increases, partially offset by higher taxes.

HILA-Ex Operations

Ambev’s operations in HILA-Ex experienced a decrease in net sales of 8.6% in 2011, to R$515.5 million. The main reason for the decrease was our business combination in Venezuela in October 20, 2010, when we stopped consolidating the results of this subsidiary. Revenues grew organically by 17.8% due to organic volume growth of 9.7% and price increases in the region.

Latin America South Operations

Latin America South’s net sales were R$4,488.9 million in 2011, compared to R$3,857.2 million in 2010, yielding a growth of 16.4% in the period. The main reason for this growth was a 2.1% sales volume growth combined with price increases in the region, also helped by a strong performance of our premium brands, partially offset by the devaluation of the Argentine Peso compared against the real.

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
	(in R$, except percentages)
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

Cost of sales for our Brazilian beer operations increased by 5.5% for the year ended December 31, 2011, to R$4,396.9 million. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 5.4%. The main factors that led to this increase were (1) increased commodities prices and (2) higher packaging costs, partially offset by (3) currency hedges and (4) easier comparison with the previous year that was impacted by imported cans at a higher price, an effect that was not relevant in 2011.

Cost of sales for the CSD & Nanc segment in Brazil increased 2.4%, reaching R$1,283.2 million. The cost of sales per hectoliter increased 2.0%, totaling R$43.7, impacted by (1) higher packaging costs and (2) higher sugar prices, partially offset by currency hedges.

HILA-Ex Operations

The cost of sales in HILA-Ex operations decreased 12.6%, reaching R$326.0 million in 2011. The main reason for this decrease was our business combination in Venezuela after which we stopped consolidating the results of the subsidiary. Cost of sales per hectoliter decreased by 13.2% in reported terms, but grew 3.2% organically reflecting (1) higher volumes and (2) general inflation in the region, partially offset by (3) lower packaging costs.

Latin America South Operations

Latin America South’s cost of sales were R$1,740.8 million in 2011, a 16.0% increase from 2010. On a per hectoliter basis, cost of sales increased by 13.6% in the year. The increase in cost of sales was due to (1) higher commodities prices, (2) general inflation and higher labor costs, mainly in Argentina, partially offset by (3) a devaluation of the Argentine Peso.

Canada Operations

Cost of sales for Labatt decreased by 9.4% for the year ended December 31, 2011, to R$1,046.4 million from R$1,154.9 million in the same period in 2010. This decrease was mainly due to (1) the phasing out of contracted volume supplied to NAB (North American Brewers), (2) lower costs on hedged commodities and (3) benefits from closing our Hamilton brewery.

Gross Profit

Gross profit increased by 9.2% for the year ended December 31, 2011, to R$18,333.4 million from R$16,784.3 million in the same period in 2010. The table below sets forth the contribution of each business segment to Ambev’s consolidated gross profit.

	Gross Profit
	Year Ended December 31,
	2011			2010
	Amount	%	Margin	Amount	%	Margin
	(in R$ million, except percentages)
Latin America North	13,126.3	71.6%	68.6%	11,916.6	71.0%	67.3%
Brazil	12,936.8	70.6%	69.5%	11,725.6	69.9%	68.4%
Beer Brazil	11,270.6	61.5%	71.9%	10,112.0	60.2%	70.8%
CSD & NANC	1,666.2	9.1%	56.5%	1,613.6	9.6%	56.3%
HILA-Ex	189.5	1.0%	36.8%	191.0	1.1%	33.9%
Latin America South	2,748.1	15.0%	61.2%	2,357.0	14.0%	61.1%
Canada	2,459.0	13.4%	70.2%	2,510.7	15.0%	68.5%

Ambev Consolidated	18,333.4	100.0%	67.6%	16,784.3	100.0%	66.5%
Sales and Marketing and Administrative Expenses

Ambev’s sales and marketing and administrative expenses amounted to R$7,431.6 million for the year ended December 31, 2011, a 2.7% increase over the same period in 2010. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Sales and marketing and administrative expenses in Brazil amounted to R$5,006.1 million for the year ended December 31, 2011, an increase of 2.9% over the same period in 2010.

Sales and marketing and administrative expenses for our Brazilian beer operations reached R$4,394.0 million for the year ended December 31, 2011, increasing 3.2% over the same period in 2010. The main drivers for the higher operating expenses were: (1) general inflation and (2) higher distribution costs (although at a lower rate because of the capacity investments in the North and Northeast of the country), partially offset by (2) cost saving initiatives.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil were R$612.1 million for the year ended December 31, 2011, an increase of 0.7% over the same period in 2010 due to (1) higher distribution costs and (2) general inflation, partially offset by (3) cost saving initiatives.

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

Latin America South Operations

Sales and marketing and administrative expenses totaled R$978.3 million for the year ended December 31, 2011, increasing 13.6% over the same period in 2010. This increase was due to (1) higher transportation and labor costs, caused mainly by high inflation in Argentina, and (2) additional marketing expenses to support our brands, which were partially offset by (3) the devaluation of the Argentine Peso.

Canada Operations

Labatt’s sales and marketing and administrative expenses was R$1,176.5 million for the year ended December 31, 2011, a decrease of 1.2% as compared to 2010 principally because of the devaluation of the Canadian Dollar.

Other Operating Income (Expense)

Other operating income in 2011 represented a net gain of R$784.5 million compared to R$624.9 million in 2010. The increase in 2011 was mainly due to (1) government grants, (2) the reversal of provisions, and (3) the net present value adjustment of greater long term fiscal incentives.

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

Net Finance Cost

Our financial result was an expense of R$468.1 million, compared to an expense in 2010 of R$319.4 million. This result is explained primarily by: (1) expenses related to the prepayment of the 2013 Bond and (2) unrealized foreign exchange translation losses, partially offset by (3) higher interest income due to higher average cash and cash equivalents and current investment securities compared to 2010.

Ambev’s total year end indebtedness decreased by R$2,668.1 million compared to 2010, while its cash and cash equivalents and current investment securities, net of bank overdrafts, increased R$1,279.7 million, reflecting the Company’s strong cash generation in 2011. As a result, Ambev’s net debt decreased by R$3,947.9 million.

Income Tax Expense

Our consolidated income tax and social contribution for the year ended December 31, 2011, totaled R$2,522.0 million, an increase of 21.0% in relation to R$2,084.5 million in 2010. The effective rate was 22.4%, compared to 21.5% in the previous year. Such increase in our effective rate during the year was primarily due to a higher profit before tax taxable at a rate of 32.6%, which was partially offset by higher deductible interest on shareholders’ equity and income tax benefits.

Net Income Attributable to Shareholders

Profit increased by 14.3% for the year ended December 31, 2011, to R$8,641.0 million from R$7,561.4 million in the same period in 2010.

Net Income Attributable to Non-Controlling Interest

Non-controlling interest totaled R$78.8 million compared to R$57.8 million in 2010, mostly due to our business combination in Venezuela in October 20, 2010, whereby we stopped consolidating the results of the local subsidiary.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to the years 2012 and 2011. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Debt service;

•	Capital expenditures;

•	Share buyback program;

•	Payments of dividends and interest on shareholders’ equity;

•	Increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•	Investments in companies participating in the brewing, CSD and malting industries.

Our cash and cash equivalents and current investment securities net of bank overdrafts at December 31, 2012 and 2011 were R$9,402.7 million and R$8,257.3 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Our cash flows from operating activities increased 12.1 % to R$14,128.6 for the year ended December 31, 2012 compared to R$12,606.8 million for the same period in 2011. This increase was due primarily to an increase of R$1,988.4 in cash generated from operations.

Investing Activities

Cash flows used in our investing activities for the year ended December 31, 2012, totaled R$5,717.3 million, compared to R$2,203.4 million for the same period in 2011. The increase of cash used in investing activity was due primarily to the R$2,537.0 million spent in acquisition of subsidiaries in connection with our strategic alliance in the Caribbean with CND.

Financing Activities

Cash flows used in financing activities for the year ended December 31, 2012, amounted to R$7,652.3 million compared to R$8,652.0 million for the same period in 2011. This decrease was principally due to lower debt repayments in 2012 compared to 2011.

The table below shows the profile of our debt instruments.

	Maturity Schedule of Debt Portfolio as of December 31, 2012
Debt Instrument	2013	2014	2015	2016	2017	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	(126.7)	(107.4)	(85.3)	(51.3)	(8.2)	-	(378.9)
UMBNDES + Average Pay Rate	1.76%	1.76%	1.76%	1.76%	1.76%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	(5.7)	(19.3)	(54.0)	-	-	-	(79.0)
Average Pay Rate	6.79%	6.81%	6.81%	-	-	-	6.81%
Other Latin America Currency Floating Rate	(147.5)	(86.4)	(84.7)	(58.7)	(1.7)	(39.1)	(418.1)
Average Pay Rate	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	(473.8)	(469.4)	(356.0)	(224.9)	(27.4)	-	(1,551.5)
TJLP + Average Pay Rate	6.79%	6.79%	6.79%	6.79%	6.79%	-	6.79%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(17.2)	(23.4)	(23.8)	(10.9)	(8.2)	(85.2)	(168.7)
Average Pay Rate	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%
Reais Debt - Debentures Floating Rate – CDI:
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate % CDI	-	-	-	-	-	-	-
Reais Debt - Fixed Rate:
Notional Amount	(66.9)	(34.4)	(26.3)	(16.2)	(381.9)	(21.7)	(547.5)
Average Pay Rate	4.21%	4.94%	4.94%	4.94%	9.31%	4.94%	7.90%

Total Debt	(837.8)	(740.3)	(630.1)	(362.0)	(427.4)	(146.0)	(3,143.7)

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 bond; and (2) Currency Basket, or the UMBNDES, and Taxa de Juros de Longo Prazo, or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES. For further information, see note 14 of our Consolidated Financial Statements.

The following table sets forth our net debt consolidated position as of December 31, 2012 and 2011:

	Net Debt Consolidated Position
	Year Ended December 31,
	2012			2011
	LC (1)	FC (2)	Total	LC (1)	FC (2)	Total
	(in R$ million)
Short Term Debt	667.4	170.4	837.8	2,089.2	122.9	2,212.1
Long Term Debt	1,756.4	549.6	2,306.0	1,632.4	257.8	1,890.2
Total	2,423.8	720.0	3,143.7	3,721.6	380.7	4,102.3
Cash and Cash Equivalents			8,926.2			8,076.2
Investment Securities			476.6			193.4
Bank overdrafts			(0.1)			(12.3)

Net Debt			(6,259.0)			(4,155.0)

(1)	LC = Local Currency.
(2)	FC = Foreign Currency.

Short-term Debt

As of December 31, 2012, our short-term debt totaled R$837.8 million, 20.34% of which was denominated in foreign currencies. As of December 31, 2011, our short-term debt totaled R$2,212.1 million, 6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2012, our long-term debt, excluding the current portion of long-term debt, totaled R$2,306.0 million, of which R$1,756.4 million was denominated in local currency. As of December 31, 2011, our long-term debt, excluding the current portion of long-term debt, totaled R$1,890.2 million, of which 86% was denominated in reais.

The table below shows a breakdown of our long term debt by year.

As of December 31, 2012
Long-Term Debt Maturity in:	(in R$ million)
2014	(740.3)
2015	(630.2)
2016 and Later	(935.4)

Total	(2,306.0)

In accordance with our foreign currency risk management policy, we have entered into forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

On July 24, 2007, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 bonds, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev. The bonds are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev. The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws). The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2012, our local currency long-term debt borrowings consisted primarily of the BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies including BNDES, and BNDES programs, including the Fund for Financing the Acquisition of Industrial Machinery and Equipment, or FINAME, and the Financing and Endeavors, or FINEM.

Secured Debt

Certain loans, provided by BNDES, are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian States which provide (1) tax credits to offset ICMS value-added tax payable and (2) ICMS value-added tax deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the State governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2012, was R$168.7 million with a current portion of R$17.2 million, and R$151.5 million as non-current. Percentages deferred typically range from 50% to 90% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2012 and 2011, we recorded R$531.7 million and R$444.5 million, respectively, of tax credits as gains on tax incentive programs.

However, there is a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country. Some states and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Brazilian Supreme Court to challenge the constitutionality of certain State laws granting tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 States Treasury Secretaries).

Since 2007, we have received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, in the aggregate amount of approximately R$440 million (updated as of December 31, 2012), challenging the legality of tax credits arising from existing tax incentives received by the Company in other States. We have treated this proceeding as a possible (but not probable) loss. Such estimate is based on reasonable assumptions and management assessments, but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount. Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments related to the Company’s tax incentives. In 2011 the Brazilian Supreme Court declared 14 State laws granting tax incentives without the prior approval of CONFAZ unconstitutional, including one granting incentives to Ambev in the Federal District, which we have ceased to benefit from since such decision. In a meeting held on September 30, 2011 CONFAZ issued a resolution suspending the right of the

States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional. There are a number of other actions (ADIs) before the Supreme Court challenging the constitutionality of benefit laws offered by some States, which may impact our tax benefits.

In 2012 the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of CONFAZ. In order to become effective, such proposal must be approved by 2/3 of the members of the Supreme Court. We do not expect that the Supreme Court will vote on this matter before Congress votes a bill of law (there are currently different proposals before Congress) aimed at regulating this issue. The proposals before Congress generally provide for (1) existing tax incentives to be grandfathered for a number of years; (2) new tax incentives to be approved by a majority of the States (rather than unanimously); and (3) a reduction on interstate ICMS in order to decrease the relevance of tax benefits on interstate transactions. However, no assurance can be given that the Supreme Court will not vote on the binding precedent proposal before the matter is regulated by Congress.

Capital Investment Program

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

In 2012, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,014.0 million consisting of R$2,304.4 million in Latin America North, R$555.3 million related to investments in the Latin America South’s operations and R$154.3 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.	Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.	Trend Information

For detailed information regarding the latest trends in our business, see “—Year Ended December 31, 2012, Compared to Year Ended December 31, 2011.”

E.	Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under Item 4.B - “Sources and Availability of Raw Materials”, under Item 4.B “Packaging” and under Item 17, note 29, “Collateral and contractual commitments with suppliers, advances from customers and other”. Off-balance sheet items include future commitments with suppliers of R$15,269 million as of December 31, 2012, as set forth in the table below:

Contractual Obligation	As of December 31, 2012
(in R$ million)
Purchase commitments with respect to property, plant and equipment	249.5
Purchase commitments with respect to raw materials	851.9
Purchase commitments with respect to packaging materials	13,449.5
Other purchase commitments	717.8

F.	Commitments and contingencies (tabular disclosure of contractual obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period
Contractual Obligations	Total	Less Than 1 year	1-3 years	3-5 years	More than 5 years
	(in R$ million)
Short-term and long-term debt*	(3,577.3)	(1,095.6)	(1,613.0)	(798.8)	(69.9)
Trade and other payables	(6,878.7)	(6,723.9)	(154.7)	-	-
Sales tax deferrals	(753.1)	(72.0)	(155.5)	(119.5)	(416.1)
Total contractual cash commitments	(11,209.1)	(7,891.5)	(1,923.2)	(908.4)	(486.0)

*	The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include the Company’s best estimates on future interest payable (not yet accrued) in order to better reflect the Company’s future cash flow position. Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed in “Off-Balance Sheet Arrangements”.

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$11,912.7 million as of December 31, 2012. These are not considered commitments. Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of ten members, and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently eleven. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the directors of Ambev, as of April 29, 2013:

Board of Directors (1)

Name	Age	Position	Director of Ambev Since	Term Expires (2)
Victorio Carlos De Marchi	74	Co-Chairman and Director	1999	2013
Carlos Alves de Brito	52	Co-Chairman and Director	2006	2013
Marcel Herrmann Telles	63	Director	1999	2013
Roberto Moses Thompson Motta	55	Director	2008	2013
José Heitor Attilio Gracioso	81	Director	1999	2013
Vicente Falconi Campos	72	Director	1999	2013
Luis Felipe Pedreira Dutra Leite	47	Director	2005	2013
Luiz Fernando Ziegler de Saint Edmond	47	Director	2008	2013
Paulo Alberto Lemann	45	Director	2011	2013
Álvaro Antonio Cardoso de Souza	64	Director	2012	2013

(1)	Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also a Chief Executive Officer of ABI. ABI appointed six additional directors—Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Vicente Falconi Campos and Paulo Alberto Lemann. FAHZ appointed one additional director — José Heitor Attílio Gracioso.

(2)	Annual General Meeting to be held in 2014.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of Ambev. He has also served, since December 2005, as Chief Executive Officer of ABI. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of Ambev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University. His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Marcel Herrmann Telles. Mr. Telles is a member of the Board of Directors of Ambev. He served as Chief Executive Officer of Brahma from 1989 to 1999. Currently, he is also a member of the Board of Directors of ABI. Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School. His principal business address is Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors of Ambev. He is also a board member of ABI and Lojas Americanas S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is 600, Third Avenue, 37th floor, New York, NY, USA.

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors of Ambev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo. His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil.

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of Ambev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial - INDG. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Av. do Contorno, 7962, 10th floor, Belo Horizonte, MG, Brazil.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors of Ambev. He has also served, since January 2005, as Chief Financial Officer of ABI. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of Ambev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo. His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Luiz Fernando Ziegler de Saint Edmond. Mr. Edmond is a member of the Board of Directors of Ambev. He has also served, since January 2009, as Zone President for ABI’s operations in North America. He joined the Company in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments. He was Sales Officer from 2002 to 2004 and Chief Executive Officer for Latin America from 2005 to 2008. Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro. His principal business address is One Busch Place, St. Louis, MO, USA.

Paulo Alberto Lemann. Mr. Lemann is a member of the Board of Directors of Ambev. He is also the co-founder of Pollux Capital, an asset management firm. Mr. Lemann has been managing hedge funds since 1997. Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York. He was also an analyst at Dynamo Administração de Recursos, an asset management firm. Currently, he is a member of the Board of Directors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil. His principal business address is Rua Visconde de Pirajá, 250, 7th floor, Ipanema, Rio de Janeiro, RJ, Brazil.

Álvaro Antonio Cardoso de Souza. Mr. Souza is a member of Ambev’s Board of Directors. He served as a member of Ambev’s Fiscal Council from 2005 to March 2012, and since then has been a member of the Board of Directors of this Company. His principal business address is Avenida Juscelino Kubitschek, 1726, Cj. 71, São Paulo, SP, Brazil.

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev, as of April 29, 2013:

Name	Age	Position	Election Date	Term Expires(1)
João Mauricio Giffoni de Castro Neves	46	Chief Executive Officer	2009	2013
Nelson José Jamel	41	Chief Financial Officer and Investor Relations Officer	2009	2013
Alexandre Médicis da Silveira	36	Sales Executive Officer	2012	2013
Márcio Fróes Torres	44	Industrial Executive Officer	2007	2013
Milton Seligman	61	Corporate Affairs Executive Officer	2005	2013
Pedro de Abreu Mariani	46	General Counsel	2005	2013
Marcel Martins Régis	39	Soft Drinks Executive Officer	2012	2013
Vinícius Guimarães Barbosa	44	Supply Executive Officer	2011	2013
Sandro de Oliveira Bassili	43	People and Management Executive Officer	2011	2013
Jorge Pedro Victor Mastroizzi	43	Marketing Executive Officer	2011	2013
Ricardo Rittes de Oliveira Silva	38	Shared Services and Information Technology Executive Officer	2012	2013

(1)	December 31, 2013.

The following are brief biographies of each of Ambev’s executive officers:

João Mauricio Giffoni de Castro Neves.  Mr. Castro Neves is Ambev’s Chief Executive Officer. He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages. He has also held the position of Chief Financial Officer and Investor Relations Officer, and was Quinsa’s Chief Executive Officer from 2007 to 2008. He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Nelson José Jamel.  Mr. Jamel is Ambev’s Chief Financial Officer and Investor Relations Officer. He joined the Company in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both Ambev and ABI, Finance Director for Ambev Dominicana, and, from 2007 to 2008, Vice-President Finance for Western Europe of ABI. He has a degree in production engineering from Universidade Federal do Rio de Janeiro and holds a Master’s Degree in production engineering from COPPE/UFRJ. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Alexandre Médicis da Silveira.  Mr. Médicis is Ambev’s Sales Executive Officer. He started working for Ambev in 2005 as the head of the Mergers and Acquisitions department. In 2007, he was appointed Regional Sales Officer for the North and Northeast regions of Brazil, having held the position for two years. In 2009, he took over the Trade Marketing area, being responsible for our Trade, Innovation and Events programs until the end of 2010. Subsequently, served as an Officer at HILA-Ex until the end of 2012. Mr. Médicis holds a bachelor’s degree in business administration from the Fundação Getúlio Vargas and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Márcio Fróes Torres.  Mr. Fróes has been Ambev’s Industrial Executive Officer since August 19, 2010. Until the end of 2009, Mr. Fróes was responsible for our Canadian Operations and as from January 1, 2010, he also acted as Ambev’s People and Management Executive Officer. He joined Brahma as a trainee in 1991 and has subsequently served in several roles, including plant manager of six different breweries and

Director of People Sales for Ambev’s Latin America North Zone. Mr. Fróes moved to Labatt’s headquarters in Toronto in 2006 as Vice President, People Matters. In 2007, he was promoted to Vice President, Integrated Supply Chain and in 2008 assumed the role of Vice President, Sales for Canada. He has a degree in chemical engineering from Universidade Federal do Rio de Janeiro and also holds a Master’s Degree in Brewing from the University of Madrid. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Milton Seligman.  Mr. Seligman is Ambev’s Corporate Affairs Executive Officer. He joined the Company in 2001 and has held the positions of Governmental Relations Officer and Communication Officer. Mr. Seligman served, among others, as Chairman and member of the BNDES, as well as Minister of Development, Industry and Foreign Trade (Interim Substitute Minister) from 1999 to 2000. He has a degree in electrical engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro de Abreu Mariani.  Mr. Mariani is the General Counsel of Ambev. He joined the Company in 2004. He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Marcel Martins Régis.  Mr. Regis is Ambev’s Soft Drinks Executive Officer. He joined Ambev in 1997 and has held several positions in the sales and trade marketing areas. Between 2008 and 2010, he was Supermarkets Officer in Brazil until he became Regional Sales Officer in Rio de Janeiro, a position he held until December 2012. Mr. Régis holds a bachelor’s degree in marketing and advertising from Universidade Católica do Salvador, an MBA from Fundação Getulio Vargas and an MBA from Business School São Paulo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Vinícius Guimarães Barbosa.  Mr. Barbosa is Ambev’s Supply Executive Officer. During the last five years he has held various positions in the Company as well as ABI, such as Regional Director in Brazil (States of Rio de Janeiro and Minas Gerais), Logistics Executive Officer for Canada and Global Operations and Logistics Vice President. He has a degree in engineering from Universidade Federal do Rio de Janeiro and holds an MBA from IBMEC. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Sandro de Oliveira Bassili.  Mr. Bassili is Ambev’s People and Management Executive Officer. He has worked during 17 years in Ambev’s Sales Department, assuming the positions of Director of the Off Trade Channel and Director of Trade Marketing in Brazil. He has also worked as Corporative Social Responsibility Manager. He has a degree in economics from Universidade Estadual do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Jorge Pedro Victor Mastroizzi.  Mr. Mastroizzi is Ambev’s Marketing Executive Officer. He has worked in various positions in the Company, including Exports and Marketing Manager for LAS and, in 2008, International Officer for LAS. He has a degree in business administration from Universidad de Buenos Aires and a specialization from the Wharton School of the University of Pennsylvania. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Rittes de Oliveira Silva.  Mr. Rittes is the Shared Services and Information Technology Executive Officer. He joined the Company in 2005 and has held the positions of Treasury Manager for Ambev and ABI. Mr. Rittes holds a degree in production engineering from Politécnica de São Paulo, in addition to an MBA from the University of Chicago. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

B.	Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2012 for services in all capacities amounted to R$64.0 million (fixed and variable remuneration and share-based payment), as presented below.

	Management’s Remuneration Year Ended December 31, 2012
	(in R$ thousand)
		Fixed Remuneration				Variable Remuneration
	No. Members	Fees	Direct and Indirect Benefits	Remunera- tion for sitting on Committees	Others	Bonus	Profit Sharing	Remunera- tion for attending meetings	Commissions	Others	Post- Employ- ment Benefit	Termin- ation Benefits	Share- based Pay- ment	Total
Board of Directors	10	3,524	-	-	1,700	-	1,730	-	-	-	-	1,799	4,548	13,301
Executive Board	10	7,080	989	-	1,824	-	7,839	-	-	-	-	-	32,984	50,716
Total	20	10,604	989	-	3,524	-	9,569	-	-	-	-	1,799	37,532	64,017

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

On various dates in 2012, pursuant to the terms and conditions of the existing stock ownership plan, we acquired from the Directors and Executive Officers a total of 214,499 preferred shares (R$17.2 million). Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

Stock Ownership Plan

Under the Company Stock Option Plan, or the Plan, senior employees and management of either the Company or its direct or indirect subsidiaries, or the Beneficiaries, are eligible to receive stock options for shares issued by the Company. They may also be offered ADRs. As of December 2012, the Plan, combined with the previous stock ownership plan of the Company, had outstanding rights to acquire 28,783 million shares of Ambev, and included approximately 610 people (including managers and employees).

The Plan was initially adopted in 1990 by the Companhia Cervejaria Brahma, and was then approved by the Company at a General Meeting held on September 14, 2000, subsequently altered at the Extraordinary General Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010. This establishes the general conditions for granting options, the criteria for defining the acquisition price, the terms and conditions of these options. Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as the Plan Administrator.

Pursuant to the Plan, the Board of Directors, as the Plan’s Administrator, is endowed with ample powers for the organization thereof, in compliance with the general conditions of the Plan. The Board of Directors grants the options, establishing the terms and conditions applicable to each grant through Stock Option Programs, or the Programs, which may define the beneficiaries, the number and type of Company shares covered by the grant, the exercise price, the exercise periods and the deadline for exercising the options, together with rules regarding option transfers and possible constraints on the shares acquired, in addition to penalties. Additionally, targets may be set for the Company performance, with the Board of Directors also being empowered to define specific rules for Company employees transferred to other countries, including to the controlling shareholder or subsidiaries controlled by the Company.

The Beneficiaries granted these Options must sign Stock Option Agreements, or the Agreements, with the Company, through which the Beneficiaries have the option to purchase lots of shares issued by the Company in compliance with the terms and conditions of the Plan and the corresponding Program.

From 2003 onwards, due to the 2002 adoption of the Sarbanes-Oxley Act in the USA, the Company ceased to allow the possibility of acquiring Company shares over time under this Plan. However, the conditions granted until then under the aegis of the Plan remained in effect in compliance with the conditions thereof. Prior to the alterations to the Plan in 2006, the Company had approved 13 programs. Under these programs, the Beneficiaries must exercise their options on signature of the respective contract, and may pay the exercise price within four years, open to extension for a further three years, with an initial payment of at least 10% with annual interest falling due on the outstanding balance at 8% in addition to restatement by the General Market Price Inflation Index (Indíce Geral de Preços ao Mercado), or the IGP-M index, published by Fundação Getulio Vargas.

After the alterations to the Plan in 2006, the Company began to work with a new stock options model. Under this model, six programs were approved respectively at Board of Directors Meetings held on April 25, 2006, or the 2006 Program, May 8, 2007, or the 2007 Program, February 27, 2008, or the 2008 Program, February 26, 2009, or the 2009 Program, July 30, 2009, or the 2009.2 Program and March 1, 2010, or the 2010 Program.

In compliance with the conditions for the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the Beneficiaries may decide to allocate 50%, 75% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company. Should the beneficiary decide to allocate its remuneration regarding profits sharing for the acquisition of stocks through this program, the first lot must necessarily be exercised at 50%, corresponding to Lot A of the options. In terms of the remaining 50% of the profit sharing, the beneficiary may decide between exercising Lot B1 (equivalent to the remaining 50% of the share in the profits) or Lot B2 (equivalent to 25% of the share in the profits). The beneficiary may also decide not to exercise any Lot B. In addition, Participants under the Plan who used 50% of their bonus to acquire the Lot A Shares and use 25% or 50% of their remaining net bonus in the purchase of our preferred shares or ADSs, or the Lot B shares, are entitled to a number of options, or the Options, calculated by dividing the amount invested in the Lot B shares (before tax) by the exercise price of the Lot A shares, and then multiplying the product of such division by 2.3 (in the case that the participant invests 25%) or 4.6 (in the case that the participant invests 50%). The exercise price of the Lot B shares corresponds to the price of Lot A shares with a ten percent discount. The exercise price of the Options corresponds to the price of Lot A shares, being deducted the value of the dividends and interest on shareholders’ equity effectively paid out by the Company on the corresponding shares during the period between granting the options and the corresponding exercise thereof. Lot B shares are subject to a five-year lock-up. The vesting of the Options is subject to the following conditions being met:

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

In 2010, the Plan was amended and the Company began to work with a new stock options model, which is comprised of two grants: (1) under the first type, the beneficiary may decide to allocate 30%, 40%, 60%, 70% or 100% of the amounts received as profit sharing during the year, to the immediate exercise of options, thus acquiring the corresponding preferred shares issued by the Company, whereas a substantial part of the shares acquired will be delivered in five years, as from the corresponding grant date, during which the beneficiary must remain working for the Company or any other company within its group; (2) under the second type, the beneficiary may exercise the options granted only after a period of 5 years as from the corresponding grant date. Further, the vesting of such options are not subject to performance measures, however, the right to exercise such options may be forfeited in certain circumstances, such as resignation or dismissal prior to the vesting of the options. Under this model, four programs were approved respectively at Board of Directors Meetings held on August 19, 2010, or the 2010.2 Program – contemplating both grants –, November 30, 2010, or the 2010.3 Program – contemplating the second type of grant –, February 28, 2011, or the 2011 Program, – contemplating the first type of grant – and November 25, 2011, or the 2011.2 Program, – contemplating the second type of grant.

On December 22, 2010, the Board of Directors also approved the grant of additional stock options for employees retreating to the U.S. who waive, in relation to their existing stock options under the programs created by the Company since 2005, to the right to deduct, from the exercise price, the dividends paid by the Company between the grant date and the exercise date.

Additionally, on August 26, 2011, the Board of Directors, seeking to create a long term incentive (wealth incentive) for certain senior employees and management considered as having high potential, approved the grant of Share Appreciation Rights (phantom stocks) to certain employees, pursuant to which the beneficiary shall receive two separate lots of phantom stocks – Lot A and B – subject, respectively, to lock-up periods of five and ten years. On the 5 or 10-year anniversary of the granting of such lots, as case may be, the beneficiary that remained working for the Company or any other company within its group shall receive, in cash, the amount corresponding to the closing price of preferred shares or ADRs issued by the Company at the BM&FBovespa or NYSE, in the trading session of the day immediately preceding such anniversary, whereas each phantom stock shall correspond to one preferred share or ADR, as case may be. Such Share Appreciation Rights shall not give the beneficiary the right to receive any shares or ADRs issued by the Company, which shall only serve as basis for the calculation of the cash incentive to be received by such beneficiary, nor shall it be subject to any exercise by the beneficiary. Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, such as resignation or dismissal prior to each anniversary.

ABI Exceptional Stock Option Grants

On November 25, 2008, ABI’s board of directors approved a grant of 28 million stock options to several executives, including approximately 7 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 10.32, which corresponded to the fair value of ABI share at the time of granting of the options. Half of the options has a term of 10 years as from granting and will become exercisable on January 1, 2014. The other half has a term of 15 years as from granting and will become exercisable on January 1, 2019. The exercise of the options is subject, among other things, to the condition that a performance test will be met by ABI, namely that ABI’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in case of employment terminations. Such grant was confirmed on April 28, 2009, by ABI’s annual general shareholders’ meeting.

On April 30, 2009, ABI granted approximately 4.9 million stock options to approximately 50 executives of the ABI Group, including approximately 1.8 million options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 21.94, which corresponded to the fair value of ABI shares at the time of granting. The options have a term of 10 years as from granting and will become exercisable on January 1, 2014. The exercise of the options is subject, among other things, to the condition that a performance test will be met by ABI. This performance test will be met if ABI’s net debt/EBITDA ratio falls below 2.5 before December 31, 2013. Specific forfeiture rules apply in the case of employment termination. Such grant was authorized by ABI’s 2009 annual general shareholders’ meeting.

On December 18, 2009, ABI granted approximately 1,582,592 options to executives of ABI, including 97,711 options granted to Ambev executives. Each option gives the grantee the right to purchase one existing common share of ABI at an exercise price of EUR 35.90 and become exercisable after five years, on 18 December 2014.

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

As of March 31, 2013, we had 6,074 participants in our pension plans, including 724 participants in the defined benefit plan, 3,945 participants in the defined contribution plan, and 1,405 retired or assisted participants.

The Plan assets are comprised mainly of equity securities, government and corporate bonds and properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

As at December 31, 2012, the Company recorded liabilities for pension plan benefits, as described in note 23 to our financial statements.

Profit-Sharing Plan

Employees’ performance-based variable bonuses are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors.

The distribution of these bonuses is subject to a three-tier system in which Ambev must first achieve performance targets approved by the Board of Directors. Following that, each department or business segment must achieve its targets.

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which based on their relative ranking may or may not receive the bonus.

We provisioned R$288.0 million under these programs for the year ended December 31, 2012, R$162.5 million for the year ended December 31, 2011, R$229.0 million for the year ended December 31, 2010, R$20.1 million for the quarter ended March 31, 2013 and R$23.2 for the quarter ended March 31, 2012.

C.	Board Practices

During 2012 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and road shows in Brazil, the United States, Mexico and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

At Ambev’s general and extraordinary shareholders’ meeting held in April 2005, we approved an amendment to our bylaws to make the Fiscal Council (Conselho Fiscal) a permanent body. The following members were appointed to the Fiscal Council at Ambev’s annual general meeting held on April 29, 2013, for a term expiring upon the general shareholders’ meeting of 2014: Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, and, as alternates, Ary Waddington, Emanuel Sotelino Schifferle and Eurípedes de Freitas. All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Fiscal Council include supervision of management, performing analyses and rendering opinions regarding Ambev’s financial statements and performing other duties in accordance with Brazilian Corporation Law and its charter. None of the members of the Fiscal Council is also a member of the Board of Directors or of any Committee thereof.

In addition, we have relied on the exemption provided for under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of such Act.

The Board of Directors

Most of the Board members have been in office for several years, having been re-elected for a new 3-year term at the annual general shareholders’ meeting held on April 29, 2011. These Board members use their extensive knowledge of the business to help ensure that Ambev reaches its long-term goals, while maintaining its short-term competitiveness. Moreover, another objective of the Board of Directors is to encourage Ambev to pursue its short-term business goals without compromising its long-term sustainable growth, while at the same time trying to make sure that Ambev’s corporate values are observed.

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

Operations, Finance and Compensation Committee

The Operations, Finance and Compensation Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations, Finance and Compensation Committee’s responsibilities are to:

•	Present medium and long-term planning proposals to the Board of Directors;

•	Analyze and issue an opinion on the decisions of the Board of Directors regarding the compensation policies for the Board of Directors and Executive Management, including their individual compensation packages, in order to assure that the members of the Board and Executive Management are being adequately motivated to reach an outstanding performance in consideration for proper compensation;

•	Monitor the Investors Relations strategies and the performance of the Company’s rating, as issued by the official rating agencies;

•	Monitor the evaluation of the Executive Officers, high management and their respective succession plans;

•	Analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters;

•	Analyze and monitor the Company’s annual investment plan;

•	Analyze and monitor growth opportunities;

•	Analyze and monitor the Company’s capital structure and cash flow; and

•	Analyze and monitor the management of the Company’s financial risk, as well as budgetary and treasury policy.

Current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito. Throughout the year, the Operations and Finance Committee holds at least four meetings. The members of the Committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities are to assist the Board of Directors in the following matters:

•	Related party transactions;

•	Any general conflict of interest situations;

•	Compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

•	Compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

•	Other matters the Board of Directors may consider relevant and in the interest of the Company.

Current members of the Compliance Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza and Bolívar Moura Rocha. The president of the Fiscal Council also attends the Compliance Committee meetings, however does not take part in the Committee’s decision-making process.

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

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines for corporate governance best practices.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies” such as Ambev need not to comply with this requirement.

The Brazilian Corporation Law requires that our directors be elected by our shareholders at a general shareholders’ meeting, cumulative voting being applicable if requested by 5% of the common shareholders. Moreover, provided certain statutory thresholds are met, the Brazilian Corporation Law grants common shareholders and/or preferred shareholders the right to elect a director if they so require in the general shareholders’ meeting called for the election of the Board of Directors. Currently, all of our directors are appointed by our controlling shareholders; minority shareholders are represented through one seat in our Fiscal Council.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Executive Sessions

NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to one-third of the members of the Board of Directors can also hold management positions. However, none of our directors holds a management position at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. “Controlled companies” such as Ambev need not comply with this requirement.

In addition, we are not required under the Brazilian Corporation Law to have, and accordingly we do not have, a nominating committee or corporate governance committee. According to the Brazilian Corporation Law, Board committees may not have any specific authority or mandate since the role of the full Board of Directors may not be delegated. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

Audit Committee and Audit Committee Additional Requirements

NYSE corporate governance standards require that a listed company have an audit committee composed of a minimum of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

We maintain a permanent Fiscal Council, which is a body contemplated by the Brazilian Corporation Law that operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the annual and quarterly financial statements and provide a formal report to our shareholders. We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.

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

We believe the corporate governance guidelines applicable to us under the Brazilian Corporation Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholders in our securities.

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

As of March 31, 2013, Ambev and its subsidiaries had 51,217 employees, approximately 54% of whom were engaged in production, 43% of whom were engaged in sales and distribution and 3% of whom were engaged in administration.

The following table sets forth the number of Ambev and its subsidiaries’ employees of as of the end of the periods indicated:

As of March 31,	As of December 31,
2013	2012	2011
51,217	51,299	46,503

The following table shows the geographical distribution of Ambev’s employees as of March 31, 2013:

Geographical Distribution of Ambev Employees as of March 31, 2013
Location	Number of Employees
Latin America North	36,056
Brazil	31,754
Dominican Republic	4,013
Peru	1,793
Ecuador	276
Guatemala	289
Latin America South	10,621
Argentina	5,352
Paraguay	659
Bolivia	1,500
Uruguay	673
Chile	368
Canada	4,540
Total	51,217

Industrial Relations

All of Ambev’s employees in Brazil are represented by labor unions, but only less than 5% of its employees in Brazil are actually members of labor unions. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and Ambev. Collective bargaining agreements are negotiated separately for each facility or distribution center. Ambev’s collective bargaining agreements have a term of one year, and Ambev usually enters into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

Health and Severance Benefits

In addition to wages, Ambev’s employees receive additional benefits. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements, and others are voluntarily granted. The benefits packages of Ambev’s employees in Brazil consist of benefits provided both by Ambev directly and through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost. Ambev may voluntarily contribute up to 10% of its consolidated net income, as determined in accordance with Brazilian Corporation Law and Ambev’s bylaws, to support FAHZ in this regard.

Ambev is required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund, or the FGTS. Under Brazilian law, Ambev is also required to pay termination benefits to Brazilian employees dismissed without cause, equal to 40% (plus 10% to the Brazilian Government) of the accumulated contributions made by Ambev to the FGTS during the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

E.	Share Ownership

The following table shows the amount, type and percentage of class of our equity securities held by members of our Board of Directors and by executive officers as of March 31, 2013:

Name	Amount and Percentage of Common Shares	Amount and Percentage of Preferred Shares

Victorio Carlos De Marchi (1)	*	*
Carlos Alves de Brito (2)	*	*
Marcel Herrmann Telles (3)	*	*
Roberto Moses Thompson Motta	*	*
José Heitor Attílio Gracioso (4)	*	*
Vicente Falconi Campos	*	*
Luis Felipe Pedreira Dutra Leite	*	*
Luiz Fernando Ziegler de Saint Edmond	*	*
Paulo Alberto Lemann	*	*
Álvaro Antonio Cardoso de Souza	*	*
João Mauricio Giffoni de Castro Neves	*	*
Nelson José Jamel	*	*
Alexandre Médicis da Silveira	*	*
Milton Seligman	*	*
Pedro de Abreu Mariani	*	*
Marcel Martins Régis	*	*
Vinícius Guimarães Barbosa	*	*
Márcio Fróes Torres	*	*
Sandro de Oliveira Bassili	*	*
Jorge Pedro Victor Mastroizzi	*	*
Ricardo Rittes de Oliveira Silva	*	*

*	Indicates that the individual holds less than 1% of the class of securities.

(1)	Mr. De Marchi is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(2)	Mr. Brito is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Ambev’s Major Shareholders”.

(3)	Does not include shares owned through interest in ABI. Mr. Telles is part of the controlling group of ABI, and is also an intervening party to the Ambev Shareholders’ Agreement. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”. Mr. Telles is also a trustee of FAHZ. For information regarding the shareholdings of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

(4)	Mr. Gracioso is a trustee of FAHZ. For information regarding the shareholding of FAHZ, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev’s Major Shareholders”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

As of March 31, 2013, Ambev had 1,757,503,251 common voting shares and 1,374,373,304 preferred shares outstanding (excluding treasury shares). Ambev has registered two classes of ADSs pursuant to the Securities Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. As of March 31, 2013, there were 287,055,370 preferred ADSs outstanding (representing 287,055,370 preferred shares which corresponds to 20.88% of the total preferred shares of the Company) and 3,503,749 common ADSs outstanding (representing 3,503,749 common shares which corresponds to 0.20% of the total common shares of the Company). Ambev ADRs are issuable by The Bank of New York Mellon pursuant to deposit agreements for our common and preferred shares. In addition, as of March 31, 2013, there were 61 registered holders of our common ADSs and 49 registered holders of our preferred ADSs.

Control

The controlling shareholders of Ambev, Interbrew International B.V. and AmBrew S.A., which are both subsidiaries of ABI and FAHZ, together hold approximately 91.1% of Ambev’s common shares (excluding treasury shares), as of March 31, 2013.

ABI indirectly holds shares of Ambev common stock that represent approximately 74.0% (as of March 31, 2013) of the total voting power of Ambev’s capital stock (excluding treasury shares). Thus, ABI has control over Ambev, even though (1) ABI’s control over Ambev remains subject to the Ambev Shareholders’ Agreement with FAHZ and (2) ABI is jointly controlled by (a) Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, the former controlling shareholders of Companhia Cervejaria Brahma and (b) the former controlling shareholders of the Belgian brewer, Interbrew N.V./S.A. (as ABI was once named). For further information on these matters see “—Ambev Shareholders’ Agreement” and “Information on the Company—InBev-Ambev Transactions”.

Share Buyback

In 2012, we acquired 895,581 preferred and 3,059 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$69.0 million.

In 2011, we acquired 1,253,294 preferred and 109,190 common shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$63.3 million.

In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares. For a further description of our share buyback programs, see “—Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Ambev’s Major Shareholders

The following table sets forth information as of March 31, 2013, with respect to any person known to Ambev to be the beneficial owner of 5% or more of Ambev’s outstanding shares:

	Amount and Percentage of Common Shares		Amount and Percentage of Preferred Shares
The Bank of New York Mellon – ADR Department (1)	3,503,749	0.20%	287,055,370	20.88%
Interbrew International B.V.	1,148,159,628	65.31%	521,033,836	37.91%
AmBrew S.A.	153,376,503	8.72%	100,924,824	7.34%
FAHZ (2)	300,286,481	17.08%	-	-
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	16,325,665	0.93%	74,125,085	5.39%

(1)	Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)	Messrs. Marcel Herrman Telles, Carlos Alves Brito, Luis Felipe Pedreira Dutra Leite, Victorio Carlos De Marchi and José Heitor Attílio Gracioso, all of whom are directors of Ambev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—Ambev Shareholders’ Agreement”.

Ambev Shareholders’ Agreement

ABI (through AmBrew S.A. and InterBrew International B.V.), FAHZ, as well as Ambev and Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, the latter four as intervening parties, are part of a shareholders’ agreement, or the Ambev Shareholders’ Agreement, with respect to the voting of the shares of Ambev and the voting by Ambev of the shares of its subsidiaries, among other matters.

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

Due to the changes introduced by Law No. 10,303/01, the majority of common shareholders holding at least 15% of voting capital and the majority of preferred shareholders holding at least 10% of Ambev’s total capital (in both cases excluding shares held by controlling shareholders) may separately elect one member of the Board of Directors and its alternate member. Additionally, if neither the common shareholders nor the preferred shareholders achieve such quorum as mentioned above, they can jointly appoint one member and his alternate to the Board of Directors, provided those shareholders together represent a quorum of at least 10% of Ambev’s total capital. In order to exercise these rights, any of these shareholders must prove that he or she has uninterruptedly held the corresponding shares for at least three months prior to the shareholders’ meeting, where the election of the Board of Directors shall take place.

If such prerogative is exercised collectively with the adoption of a cumulative voting procedure, and as a result the number of directors so elected is equal or greater than the directors elected by the controlling shareholders, the controlling shareholders are entitled to elect the same number of members plus one, regardless of the number of directors provided for in the bylaws.

Presently, under the Ambev Shareholders’ Agreement, as amended, each of FAHZ, AmBrew S.A. and Interbrew International B.V. will have representation on the Board of Directors of Ambev and its subsidiaries and, in addition to the members and respective alternates they are entitled to appoint, each of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, may appoint up to two observers without voting rights to attend Ambev’s board meetings. The boards of directors of Ambev and its subsidiaries will each be comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

FAHZ will have the right to appoint four directors and their respective alternates to the boards of directors of Ambev and its subsidiaries, so long as it maintains ownership of common shares that FAHZ held as of July 1, 1999, when the Ambev Shareholders’ Agreement was entered into (adjusted for share dividends, splits and reverse stock splits). At that time, FAHZ held 459,521,728 common shares, which has since been adjusted for the five-for-one stock split that took effect in October 2000, the share dividend that took effect in May 2005, the reverse stock split of June 2007 as well as the stock split approved on December, 2010. FAHZ appointed two of the members of our current Board of Directors. FAHZ is not allowed under the Ambev Shareholders’ Agreement to appoint more than four directors in the event that its holding of Ambev common shares increases. FAHZ will always be entitled to appoint at least one director as long as it holds a minimum of 10% of Ambev’s voting shares. AmBrew S.A. and Interbrew International B.V. have the right to appoint members and its alternates to the boards of directors of Ambev and its subsidiaries in a number proportionate to the number of members appointed by FAHZ. Such proportion is based on the ratio between FAHZ’s holding and the joint holding of AmBrew S.A. and Interbrew International B.V. in the voting capital of Ambev.

The Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties with one appointed by FAHZ and the other jointly by AmBrew S.A. and Interbrew International B.V. In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to the Board of Directors of Ambev.

Each of FAHZ, AmBrew S.A. and Interbrew International B.V. may remove a director that it has appointed to the Board of Directors of Ambev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The Ambev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees within Ambev’s Board of Directors, with the purpose of looking into specific matters, the analyses of which require that their members have specific technical knowledge. The Operations, Finance and Compensation Committee and the Compliance Committee are currently active. See “Item 6. Directors, Senior Management and Employees—Board Practices”.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives in the Board of Directors of Ambev or its subsidiaries, FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted. The Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or boards of directors of Ambev or of its subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by all parties to the agreement will be determined by the group holding the greatest number of Ambev voting common shares, which currently is constituted of AmBrew S.A. and Interbrew International B.V. However, this rule does not apply in connection with the election of members of Board of Directors, as described above under “—Management of Ambev”, and with respect to matters which require unanimous approval by FAHZ, AmBrew S.A. and Interbrew International B.V., as follows:

•

Any amendment to the bylaws of Ambev and/or any of its subsidiaries with the purpose of amending: (1) the corporate purposes, (2) the term of duration, and/or (3) the composition, powers and duties of management bodies;

•	Approval of the annual investment budget of Ambev and/or any of its subsidiaries when the amount of the investments exceed 8.7% of net sales of Ambev foreseen for the same fiscal year;

•	Designation, dismissal and substitution of the Chief Executive Officer of Ambev;

•	Approval of, or amendment to, the compensation policy for the Board of Directors and of the executive officers of Ambev, as well as of its subsidiaries;

•	Approval of stock ownership plans for the directors, executive officers and key employees of Ambev and/or its subsidiaries;

•	Change in the dividend policy of Ambev and/or any of its subsidiaries;

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

•

Amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Ambev and/or any of its subsidiaries, in the latter case (1) when such operation involves a company that is not a subsidiary, directly or indirectly, of Ambev and (2) provided that the transaction in question results in the reduction in the average dividend paid by Ambev in the past five years, adjusted by the IGP-M index;

•

The creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Ambev’s subsidiaries, under any title or form, except in the benefit of Ambev and/or another subsidiary;

•	The incurrence by Ambev and/or any of its subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5:1;

•	The execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Ambev or its subsidiaries;

•

The extension of loans or the offer of guarantees of any kind by Ambev and/or any of its subsidiaries to any third parties in an amount greater than 1% of Ambev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Ambev and its subsidiaries, or in favor of the subsidiaries themselves;

•	The election of members of committees of Ambev’s Board of Directors;

•	The cancellation of the registration of Ambev and/or any of its subsidiaries as publicly traded companies;

•	The execution of a petition for an arrangement with creditors (recuperação judicial) or acknowledgment of bankruptcy by Ambev and/or any of its subsidiaries;

•	Liquidation or dissolution of Ambev and/or any of its subsidiaries; and

•	Appointment of the external auditors of Ambev and/or any of its subsidiaries.

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

Transfer of Shares

The Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of the shares subject to the Agreement (common shares):

•

FAHZ, AmBrew S.A. and Interbrew International B.V. have agreed (1) not to dispose of their shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as provided for in Section VI of the Ambev Shareholders’ Agreement, and (2) not to create any type of encumbrance on their shares, without the prior written consent of FAHZ, in the case of AmBrew S.A. and Interbrew International B.V., and without the prior written consent of AmBrew S.A. and Interbrew International B.V., in the case of FAHZ;

•

In the event that the shares of Ambev owned by FAHZ, on the one hand, and by AmBrew S.A. and Interbrew International B.V., on the other hand, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not lifted or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party. This offer will remain open for 30 days, and the price for the Ambev shares will be the lesser of either (1) the book value of the Ambev shares, as per the latest audited balance sheet of Ambev, prepared in accordance with Brazilian GAAP, and adjusted by the IGP-M index or (2) the average quoted market price of the Ambev shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction. If the obligations in respect of such restriction exceed the above price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the relevant shares. If the obligations in respect of such restriction were lower than the price for the Ambev shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev shares and the obligations in respect of such restriction; and

•

If any of FAHZ, on the one hand, and AmBrew S.A. and Interbrew International B.V., on the other, intends to dispose of subscription rights relating to Ambev shares that it holds, it must first offer such rights to the other party, who will then be required to exercise its right of first refusal to subscribe the new shares to be issued, within 10 days.

The Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the aforementioned provisions on rights of first refusal are not observed will be deemed null, void and ineffective. Ambev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the Ambev Shareholders’ Agreement will be subject not only to specific performance but will also bind third parties to the terms of the agreement, in effect declaring null and void any action taken in breach to it so long as rights and obligations of third parties stem from the agreement.

B.	Related Party Transactions

Material Related Party Transactions

Ambev and Affiliated Entities

We engage in (1) the purchase and sale of raw material with affiliated entities and (2) intercompany loans and guarantees, which effects are eliminated in our consolidated financial statements, with the exception of entities under common control (which are consolidated), as described in note 31 to our financial statements. Pursuant to the legal, regulatory and statutory provisions concerning related party transactions, the transactions described below were carried out on an arm’s length basis.

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

Leasing

FAHZ leases to Ambev two commercial properties, with a total payment of R$15.3. These agreements are being renewed.

Ambev and Employees

Before January 1, 2003, Ambev had deferred payment stock option plans. See “Item 6. Directors, Senior Management and Employees—Employees—Stock Ownership Plan”. Such option was removed from the stock ownership plans subsequent to the enactment of the Sarbanes-Oxley Act. Nevertheless, deferred payment for the stock ownership plans granted prior to 2003 were grandfathered and may be requested. The current Stock Ownership Plan is the result of a revised text approved in Ambev’s Extraordinary General Meeting of April 28, 2010.

ABI and Labatt

In August 2004, in connection with the consummation of the merger of an indirect holding company of Labatt into Ambev, Labatt and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-services agreement with a view to:

•	terminating the then-existing services agreement among those entities before the Incorporação;

•	Labatt providing to InBev N.V./S.A., on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•	InBev N.V./S.A. providing to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Transfer Pricing

In August 2004, InBev N.V./S.A. (as ABI was then denominated), Ambev and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between ABI and the Labatt companies. The companies confirmed that the Interbrew Transfer Pricing Policy will continue to be the transfer pricing policy in effect between the ABI companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement.

Ambev and ABI

Licensing Agreements

In March 2005, Ambev and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-license agreement through which Ambev is allowed to produce, package, market and distribute beer under the brands Stella Artois and Beck’s in Latin America (except Argentina and Cuba), on an exclusive basis, and ABI is allowed to produce, package, market and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis. Ambev has agreed not to directly or indirectly produce, package, market, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. Since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweeden, Finland and Greece. We announced the launch of Stella Artois in Brazil in June 2005. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and Latin America South and ABI have an arrangement through which it distributes Stella Artois in Argentina.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and, further, certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua. Ambev also has ABI’s subsidiary Metal Container Corp. as one of its can suppliers.

Special Goodwill Reserve

As a result of the merger of InBev Holding Brasil S.A., or InBev Brasil, into Ambev in July 2005, Ambev acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM’s Normative Ruling No. 319/99. Such amortization will be carried out within the next ten years following the merger. As permitted by Normative Ruling No. 319/99, the Protocol and Justification of the Merger, entered into between Ambev, InBev Brasil and InBev N.V./S.A. (as ABI was then denominated) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized in Ambev to the benefit of its controlling shareholder, with the remaining 30% being capitalized in Ambev without the issuance of new shares to the benefit of all shareholders. Since 2005, pursuant to the Protocol and Justification of the Merger, Ambev has carried out, with shareholders’ approval, capital increases through the partial capitalization of the goodwill premium reserve. Accordingly, Interbrew International B.V. and AmBrew S.A., which are subsidiaries of ABI, have subscribed shares corresponding to 70% of the goodwill premium reserve (and Ambev minority shareholders subscribed shares pursuant to preferred subscription right under Brazilian law) and the remaining 30% of the tax benefit was capitalized without issuance of new shares to the benefit of all shareholders. The Protocol and Justification of the Merger also provides, among other matters, that ABI shall indemnify Ambev for any undisclosed liabilities of InBev Brasil.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Brasil’s merger referred to above. See “Item 8. Financial Information – Consolidated Financial Statements and Other Financial Information – Tax Matters – Special Goodwill Reserve”.

ABI and Intra-group Companies

In January 2005, InBev N.V./S.A. (as ABI was then denominated) and certain intra-group companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements”.

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters. To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$12.8 billion as of March 31, 2013 (R$11.9 billion as of December 31, 2012). Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, see notes 26 and 30 of our consolidated financial statements.

Tax Matters

As of March 31, 2013, the Company and its subsidiaries had several tax claims pending, including judicial and administrative proceedings. Most of these claims relate to ICMS value-added tax, IPI excise tax, and income tax and social contributions. As at March 31, 2013, we have made provisions of R$314.3 million (R$312.5 million as of December 31, 2012) in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of March 31, 2013, there were also tax proceedings with a total estimated possible risk of loss of R$11.3 billion (R$10.9 billion as of December 31, 2012).

ICMS Value Added Tax, IPI Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay PIS and COFINS not only on sales and services net sales, but also on financial income. We have not been paying PIS and COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional. In November 2005, a leading case unrelated to Ambev was adjudicated by the Brazilian Supreme Court in favor of taxpayers. As of March 31, 2013, we had provisions in connection with cases still pending in the amount of R$49.0 million (R$50.0 million as of December 31, 2012).

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS with respect to irrevocable discounts granted by the Company in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court, and involve the amount of R$358.0 million as of March 31, 2012 (R$356.0 million as of December 31, 2012), which we have treated as a possible loss. Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas Ltda. (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of IPI. These preliminary injunctions were revoked between 2002 and 2005, and as a result, tax authorities assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors. As of March 31, 2013, Londrina Bebidas Ltda. had a provision of R$20.0 million (R$18.0 million as of December 31, 2012) with respect to such claims. We believe R$158.0 million is considered as a possible loss in connection with this litigation.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009 we have been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending. Management estimates possible losses in relation to these assessments to be R$669.1 million as of March 31, 2013 (R$410.0 million as of December 31, 2012). See “Item 5. Operating and Financial Review And Prospects — Liquidity and Capital Resources — Sales Tax Deferrals and Other Tax Credits.”

Income Tax and Social Contribution

Beginning in 1997, an amendment to the tax laws confirmed the deductibility of interest on shareholders’ equity for social contribution and income tax purposes. Brahma, which has since been succeeded in a series of corporate restructuring transactions by Ambev, filed a lawsuit with the Federal Courts of the State of Rio de Janeiro requesting the recovery of social contribution taxes previously paid in 1996. The Federal Court granted Brahma an injunction recognizing the deductibility of payment of interest on shareholders’ equity and, as a result, allowed Brahma to suspend the payment of social contribution in 1999 up to the amount not deducted in 1996 (approximately R$77 million as of December 31, 2011). Notwithstanding the aforesaid suspension of social contribution’s payment, the tax authority filed an administrative proceeding against Brahma claiming the payment of such amount and Brahma presented its defense. Meanwhile, in April 2001, the Federal Appellate Court reversed the Federal Court’s injunction. Though we appealed to the Brazilian Supreme Court in April 2002, our appeal was denied. The provision made in connection with this case was reversed in 2009 as management assessment established that even if Ambev loses the administrative proceeding, the tax authority would not be entitled to collect the respective amounts, due to the fact that the tax authority has indirectly consented, in a different proceeding, to the deductibility of payment of interest on shareholders’ equity made by Ambev in 1996. The case was closed in April 2012.

Profits Generated Abroad

During the first quarter 2005, certain of our subsidiaries received a number of assessments from Brazilian Federal Tax Authorities relating to profits obtained by subsidiaries domiciled abroad. In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, the Company filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After this decision, we estimate the total exposures of possible losses in relation to these assessments to be R$2.7 billion at March 31, 2013 (R$2.6 billion as of December 31, 2012). Management has not recorded any provision in connection therewith.

Income Tax - Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the use of income tax losses in company mergers. We have not recorded any provision in connection therewith.

We estimated the total exposures of possible losses in relation to these assessments to be approximately of R$527.3 million as of March 31, 2013 (R$521.8 million at December 31, 2012).

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency, or the CRA, for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev. These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009. Part of the amount settled, corresponding to transactions made before to the merger of Labatt into Ambev, was reimbursed by ABI.

Labatt received another tax assessment on its valuations of certain intercompany transactions amounting to C$158.0 million. The company appealed this tax assessment. In the event Labatt would be required to pay these amounts, the totality would have been reimbursed by ABI. The appeal was allowed in April 2012 by the Canada Revenue Agency with no cost to Labatt.

Tax Amnesty and Refinancing Program

We enrolled in the Tax Amnesty and Refinancing Program, introduced by Federal Law 11,941/09, for some of its current tax lawsuits. Under this program, we agreed to pay R$374.8 million in 180 monthly installments, as from June 2011. As of April 24, 2013, the total amount due relating to such Program is of R$263.6 million (R$271.9 million as of December 31, 2012), registered under the “Other taxes, charges and contributions” line item of our income statement.

Special Goodwill Reserve

In December 2011, Ambev received a tax assessment from the Brazilian Federal Tax Authorities (Secretaria da Receita Federal do Brasil) related to the goodwill amortization resulting from Inbev Brasil’s merger referred to on “Item 7.B – Related Party Transactions – Special Goodwill Reserve”. In June 2012 the Company filed an appeal against the unfavorable first level administrative decision and awaits the decision of the Administrative Court. We believe that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Instruction No. 319/1999 and that Ambev’s use of this goodwill was lawful. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Tax Authorities’ position is incorrect, the grounds to contest the tax assessment are well founded, and the risk of loss is possible (but not probable). Accordingly, we have not recorded any provisions for this matter and estimate possible losses in relation to this assessment to be approximately R$3.8 billion as of March 31, 2012 (R$3.7 billion as of December 31, 2012). In the event Ambev would be required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

Labor Matters

The Company is involved in a total of 19,782 labor claims. In Brazil, it is not unusual for a company to be a defendant in such a large number of claims. As of March 31, 2013, we have made provisions totaling R$166.9 million (R$180.1 million as of December 31, 2012) in connection with slightly over a fifth of the above labor claims of the Company and its subsidiaries involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of March 31, 2013, we had approximately 10 claims made by the Brazilian National Institute for Social Security with an aggregate exposure of R$7.5 million (R$7.5 million as of December 31, 2012). These claims are classified as having a possible chance of loss and allege, among other things, that the Company should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of March 31, 2013, we had 4,640 civil claims pending in Brazil, including third party distributors and product-related claims. We are plaintiffs in 1,267 and defendants in 3,271 of these claims. We have established provisions totaling R$33.1 million for the Company and its subsidiaries as of March 31, 2013 (R$30.4 as of December 31, 2012), in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol seeks damages in the range of R$100 million from Ambev, claiming that Ambev signed up the entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007. Based on management assessments, we have not recorded a provision in connection with such proceeding. Schincariol’s appeal is waiting to be decided before the Appellate Court.

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

The warrant holders of one of the claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. In September 2012, the Superior Court of Justice decided in favor of Ambev and the possibilities of a reversal decision are remote.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those six proceedings represented, on March 31, 2013, 27,684,596 preferred and 6,881,719 common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$391.0 million.

Based on management assessments, our chances of receiving unfavorable final decisions are possible and therefore we have not established a provision in our financial statements. As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Third Party Distributors Claims

Numerous claims have been filed in Brazil against us by former distributors whose contracts were terminated. Most claims are still under review by first instance and state Appellate Courts, and a few are currently being reviewed by the Superior Court of Justice.

Ambev has established provisions in the amount of approximately R$8.3 million in connection with these claims as of March 31, 2013 (R$8.3 million as of December 31, 2012), based on management assessments.

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

During its investigation, the SDE concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (R$486.0 million as of December 31, 2012 and R$492.8 million as of March 31, 2013, reflecting accrued interests).

Ambev has challenged CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose and the decision was partially suspended.

On March 29, 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva currently Chief Sales Officer of ABI and Ricardo Tadeu Almeida Cabral de Soares, currently working for ABI and former Sales Executive Officer of Ambev.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently the fourth largest beer producer in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that Ambev’s cooler programs and exclusivity agreements constituted anti-competitive practices, and also that Ambev launched two counter brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006. On December 9, 2008, the SDE registered two administrative proceedings to investigate the alleged practices. Our preliminary responses were filed before SDE on February 18, 2009, and on January 16, 2012.

630ml Bottle

On April 3, 2008, the Brazilian Association of Carbonated Soft Drinks Manufacturers, the Brazilian Association of Beverages, which is composed of Schincariol and Petrópolis –two large competitors in Brazil, and Cervejaria Imperial (a small Brazilian beverage company), filed complaints with Brazilian antitrust authorities challenging our 630ml returnable bottle launched under the Skol brand in the State of Rio de Janeiro and under the Bohemia brand in the State of Rio Grande do Sul. On April 17, 2008, Cervejarias Kaiser also filed a complaint with the Brazilian antitrust authorities challenging the Skol bottle. These competitors claim that we should be prevented from launching the new exclusive 630ml bottle and should be compelled to continue to use the standard 600ml returnable bottle used by all other producers. On May 27, 2008, SDE issued an injunction prohibiting the use of the new 630ml bottle by Ambev. Due to an appeal filed by Ambev against the SDE injunction, on July 23, 2008 CADE decided to allow the use of the 630ml bottle by Ambev in the states of Rio de Janeiro and Rio Grande do Sul, as long as Ambev maintains a system to change the 630ml bottles acquired by its competitors for 600ml bottles. On November 3, 2010, CADE unanimously approved an agreement with Ambev on the subject-matter, pursuant to which Ambev has ceased, on August 1, 2011, the use of exclusive 630ml returnable bottles and maintained a system to change such bottles with competitors and points of sale until February 1, 2012. No financial contributions were made by Ambev in connection therewith. In March 2012, after complying with the terms of the agreement, Ambev filed a case dismissal request before CADE which dismissed the case in August 2012.

1L Bottle

On August 20, 2009, the Brazilian Association of Beverages filed a complaint with the Brazilian antitrust authorities challenging our new proprietary one liter returnable bottle launched under its main brands. The Association claims that Ambev’s new 1L bottle would cause the standard 600ml bottle exchange system to cease to exist, therefore artificially increasing the costs of competitors and restricting their access to the points of sale. In response, on September 14, 2009, Ambev submitted preliminary clarifications to the SDE arguing for the economic rationality and the benefits to the consumer deriving from the one liter format. On October 28, 2009, SDE decided to initiate an Administrative Proceeding against us to further investigate the issue. In its note initiating the proceedings, the SDE stated that although it believes that market producers are in principle free to decide whether or not to participate in a standard bottle exchange system, it wanted to further investigate whether the manner pursuant to which Ambev was allegedly introducing the one liter bottle could potentially create lock-in effects. On December 24, 2010, SDE issued its opinion recommending the dismissal of the case stating that: (1) Ambev is free to decide whether or not it participates in common bottle exchange system, (2) Ambev is not required to help competitors, and (3) innovation moves – including new bottles – are pro-competitive. In December 2011, CADE’s Attorney General issued his opinion, which is in line with SDE’s opinion referred to above. In February 2012, the Federal Public Prosecutor issued his opinion against Ambev’s one liter bottle. In August 2012, the case was dismissed by CADE.

Others

In April 2007, the Brazilian Association of Carbonated Soft Drinks Manufacturers filed a complaint with the Brazilian antitrust authorities alleging that Ambev engaged in the following anticompetitive practices: (1) predatory prices; (2) restriction of competitors’ access to shelf space in supermarkets; (3) exclusivity agreements with strategic points of sales; and (4)) adoption of a proprietary reusable glass bottle. In August 2009, SDE initiated a preliminary inquiry to investigate these alleged practices. The case was dismissed by CADE in December 2012.

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

After the approval of the acquisition of Cintra in 2008, SDE initiated an administrative proceeding to investigate the closing in 2009 of a Cintra plant in the city of Mogi-Mirim, in the State of São Paulo. SDE wants to investigate whether, after the acquisition, the industrial capacity of Cintra was reduced, contrary to information provided by Ambev to SDE during the report of the Cintra acquisition. Ambev already informed SDE about the rationale for the closure of the Mogi-Mirim plant and that the overall capacity of Cintra has increased substantially after its acquisition by Ambev. In February 2012, SDE issued its opinion recommending that CADE should review the operation or fine Ambev due to inconsistent information regarding Cintra’s plants. In February 2012, SDE issued its opinion recommending CADE should review the operation and/or fine Ambev due to allegedly inconsistent information regarding Cintra’s plants. The case was dismissed by CADE in August 2012

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than forty corporate entities (including our Argentinean subsidiary) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River. In this complaint, the Argentine Supreme Court of Justice has resolved that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority (“Acumar”, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168) would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin. The Supreme Court of Justice has not yet resolved on the responsibility for the environmental damage.

Others

In August 2003, Oliveira Comércio de Sucatas filed a complaint with the Public Attorney of the city of Pedreira, in the State of São Paulo, alleging that CBB, a subsidiary merged into Ambev, was using the waste disposal site of the city as a disposal for toxic garbage. In September 2003, we presented our response with all the evidences we had. Ambev reached a settlement with the Public Prosecutor on April 19, 2012.

The Public Attorney of the State of Rio de Janeiro requested on December 12, 2003, the initiation of a civil inquiry to investigate anonymous reports of pollution allegedly caused by Nova Rio, Ambev’s breweries located in the State of Rio de Janeiro. Currently this investigation is in the discovery phase. Ambev expects this investigation to be dismissed as it has presented several expert opinions, including one from the State environmental agency, showing lack of environmental damages. Simultaneously, the police of Rio de Janeiro has requested the initiation of a criminal inquiry on June 2, 2003, to investigate the author of the alleged environmental crime, which is also in the discovery phase. Ambev expects this investigation will be dismissed concurrently with the civil investigation mentioned above.

On April 17, 2007, the Public Prosecutor of Viamão, State of Rio Grande do Sul requested the initiation of a civil and criminal investigations on reports made by local population of pollution around the plant. Ambev reached a settlement with the Public Prosecutor of Viamão on June 12, 2007. In February 2009 the investigation was suspended for a period of three years in order to be certified that the settlement was entirely accomplished by Ambev. In 2012, the criminal investigation was dismissed.

Suit Against Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against Ambev and two other brewing companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against Ambev). The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (2) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (3) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. Based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Alcohol Litigation

The Brazilian Federal Prosecutor’s Office filed suits against Brazilian Government to increase the restriction of beer advertising in Brazil. The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health; (2) the publicity increases the consumption of alcohol; and (3) there’s already Alcohol advertising restriction to spirit drinks in Brazil. Ambev is not a party to these legal proceedings, but has been following them closely to understand how this industry could be affected.

Dividend Policy

For information regarding our dividend policy, see “Item 3. Key Information—Selected Financial Data—Dividends—Dividend Policy”.

B.	Significant Changes

Except as otherwise disclosed in our annual financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable. Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “—Principal Market and Trading Market Price Information”.

B.	Plan of Distribution

Not applicable.

C.	Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM and are listed on the BM&FBOVESPA under the symbols “AMBV3” (common shares) and “AMBV4” (preferred shares). In December 2010, Ambev’s shareholders approved a stock split at an extraordinary general meeting, according to which four new Ambev common shares were issued in respect of each outstanding Ambev common share, and four new Ambev preferred shares were issued in respect of each outstanding Ambev preferred share

Shares

The table below shows the quoted high and low closing sales prices in reais on BM&FBOVESPA for preferred and common shares for the indicated periods. All shares prices have been restated to reflect Ambev’s stock split described in the preceding paragraph.

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Annual

2012	86.24	49.03	88.94	61.14
2011	54.60	35.67	67.30	42.28

2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03

2008	26.60	14.40	29.36	17.20
Quarterly

2013
First Quarter	91.13	81.52	93.80	83.00

2012
Fourth Quarter	86.24	64.20	88.94	77.89

Third Quarter	63.66	59.08	78.89	72.57
Second Quarter	67.21	57.33	80.72	70.28

First Quarter	65.18	49.03	78.09	61.14
2011

Fourth Quarter	54.60	44.50	67.30	55.30
Third Quarter	46.30	36.97	57.00	44.10

Second Quarter	44.10	38.48	51.90	45.00
First Quarter	43.51	35.68	51.21	42.30

Trading Prices on the BM&FBOVESPA: Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Monthly
2013

April (until April 19)	82.65	76.09	84.77	77.40
March	89.00	81.52	90.14	83.00

February	90.80	85.44	93.70	86.38
January	91.13	84.00	93.80	85.93

2012
December	86.24	75.76	88.94	84.44

November	76.85	66.43	87.45	79.80
October	69.56	64.20	84.49	77.89

ADRs

Ambev has registered two classes of ADSs under the Exchange Act: ADSs evidenced by ADRs representing one preferred share, and ADSs evidenced by ADRs representing one common share. The ADSs have been listed on the New York Stock Exchange since September 2000 and trade under the symbols “ABV.c” (ADSs representing Ambev common shares) and “ABV” (ADSs representing Ambev preferred shares).

As of March 31, 2013, there were 61 registered holders of our common ADSs, with 3,503,749 ADSs outstanding representing 0.20% of our common shares. As of the same date, there were 49 registered holders of our preferred ADSs, with 287,055,370 ADSs outstanding representing 20.88% of our preferred shares.

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of ADRs quoted in U.S. dollars on the New York Stock Exchange. All shares prices have been restated to reflect Ambev’s stock split described above.

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in US$)		(in US$)
Annual

2012	41.76	26.49	43.09	33.23
2011	29.08	21.64	36.26	25.65

2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42

2008	15.95	6.01	17.64	7.30

Trading Prices on the New York Stock Exchange: ADRs Representing Common and Preferred Shares
	Per Common Share ADR		Per Preferred Share ADR
	High	Low	High	Low
	(in US$)		(in US$)
Quarterly

2013
First Quarter	46.22	40.89	47.06	41.52

2012
Fourth Quarter	41.76	31.53	42.31	38.53

Third Quarter	30.93	28.56	39.08	35.49
Second Quarter	35.90	28.15	43.09	34.71

First Quarter	35.62	26.49	43.01	33.23
2011

Fourth Quarter	29.08	23.59	36.26	29.92
Third Quarter	29.04	22.66	35.64	27.98

Second Quarter	28.57	24.09	33.73	28.86
First Quarter	26.65	21.64	31.79	25.65

Monthly
2013

April (until April 19)	41.05	38.33	42.07	39.15
March	45.64	40.89	45.84	41.52

February	46.22	43.53	46.97	43.87
January	42.69	41.32	42.97	41.70

2012
December	41.76	36.21	42.31	40.69

November	35.98	32.21	41.13	38.59
October	33.93	31.53	41.35	38.53

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held (listed), such as Ambev, whose shares are publicly traded on the BM&FBOVESPA, or privately held (unlisted). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. The Brazilian Corporation Law allows the CVM to classify listed companies according to the kind of securities they issue. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the BM&FBOVESPA may not simultaneously be traded on the Brazilian over-the-counter market. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

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

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearing house for BM&FBOVESPA is Companhia Brasileira de Liquidação e Custódia, or the CBLC, which is owned by BM&FBOVESPA, among others.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 29, 2012, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$2.5 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. During the year ended December 31, 2012, the ten most actively traded issues represented approximately 37.9% of the total value of shares traded on BM&FBOVESPA, comparable to the 43.4% of total value in 2011.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 3. Key Information—Exchange Rate Information—Exchange Controls” and “Item 10. Additional Information—Memorandum and Articles of Association—Restrictions on Foreign Investment”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Below is a brief summary of the material provisions concerning our preferred shares, common shares, bylaws and the Brazilian Corporation Law. In Brazil, the principal governing document of a corporation is the company’s bylaws (Estatuto Social). This description is qualified in its entirety by reference to the Brazilian Corporation Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com). Information on the trading market for our preferred shares is set forth under “The Offer and Listing—Principal Market and Trading Market Price Information” and information on ownership of our shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Our capital stock is comprised of preferred shares and common shares, all without par value. At our annual general shareholders’ meeting held on April 29, 2013, a shareholder resolution was passed increasing our capital stock to 3,132,426,532 shares, divided into 1,374,440,294 outstanding preferred shares and 1,757,986,238 outstanding common shares. We are authorized to increase our capital up to 3,500,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. There are no other classes or series of preferred shares outstanding.

Each common share entitles the holder thereof to one vote at meetings of our shareholders. Holders of common shares are not entitled to any preference relating to our dividends or other distributions or any preference upon our liquidation.

Each preferred share is non-voting, may not be converted into a common share, and is entitled to:

(1)        priority in the reimbursement of capital in case of Company’s liquidation; and

(2)        the right to receive dividends in an amount per share at least 10% higher than the amount per share paid to holders of common shares.

See “—Voting Rights” for more information regarding the voting rights of our preferred shares.

Law No. 10,303/01 amended the Brazilian Corporation Law to establish that the number of non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed half of the total number of issued shares; however, since Ambev was incorporated prior to the enactment of Law No. 10,303/01, it is still allowed by law to have non-voting shares up to two-thirds of the total number of its shares.

The current members of our Board of Directors were elected by the controlling shareholders of our common shares. Board members, regardless of the shareholder they represent, owe fiduciary duties towards the Company and all of its shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of such agreement. For further information on this matter see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement”.

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

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in Ambev’s Shareholders’ Agreement.

According to the general principles of the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with such company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director may have an interest can only be approved if carried out on an arm’s length basis.

Since the enactment of Law No. 12,431/11, which amended article 146 of the Brazilian Corporation Law, directors no longer need to be shareholders of the Company.

Dividends

The discussion below summarizes the main provisions of the Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding the interest on shareholders’ equity.

Calculation of Distributable Amounts

At each Annual Shareholders’ meeting, our Board of Directors is required to propose how the Company’s net earnings for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporation Law, a company’s net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “adjusted income” for such fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to such “adjusted income” (which we will refer to as the distributable amount) will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

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

Minimum Mandatory Dividend

Ambev is required by its bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 an amount not less than 35% of the distributable amount (mandatory dividend). In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve”, to which we allocate distributable amounts from previous fiscal years not paid as dividends. See “—Reserves”. Furthermore, dividend payments may be implemented in advance, during the fiscal year to which it is related, upon the decision of the Board of Directors. Any amount paid as a dividend in advance will be considered by the end of the fiscal year as part of the minimum mandatory dividend owed to shareholders.

In addition, the mandatory dividend, either the full amount or a portion thereof, may not be paid in any given year should the Board of Directors consider that such payment is incompatible with the company’s financial situation, subject to shareholder’s approval. While the law does not establish the circumstances in which payment of the minimum mandatory dividend is “incompatible” with a company’s financial situation, it is generally agreed that a company is allowed not to pay the minimum mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. Our Fiscal Council must opine on the non-payment of mandatory dividends, and the Company’s management is supposed to provide to the CVM, no later than five business days after such a decision is taken, a report explaining the reasons considered by the Board of Directors.

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

Payment of Dividends

Under Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive dividends, which are generally required to be paid within 60 days following the date of such declaration, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Ambev’s bylaws do not provide for a time frame for payment of dividends. The minimum mandatory dividend is satisfied through payments made in the form of dividends and interest on shareholders’ equity, which is equivalent, from an economic perspective, to a dividend, but is usually a tax maximizing way to distribute earnings to our shareholders, as it is deductible for income tax purposes up to a certain limit established in Brazilian tax laws (see “—Interest on shareholders’ equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we have no liability for such payment.

Shareholders who are not Brazilian residents must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside Brazil. The preferred and common shares underlying our ADSs are deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the depositary of the ADSs (The Bank of New York Mellon), which is registered with the Central Bank as the fiduciary owner of such Ambev shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends from reais into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares on BM&FBOVESPA.

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of interest on shareholders’ equity calculated using the Company’s net equity multiplied by the TJLP. The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

The amounts paid as interest on shareholders’ equity are deductible for Ambev’s income tax and social contribution on net profits purposes. This deduction is limited to the greater of (1) 50% of the net income (after social contribution on net profits, and before taking the interest on shareholders’ equity or income tax into account); or (2) 50% of retained earnings plus any earnings reserves as of the initial date of the period in respect of which the payment is made.

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

The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporation Law provides that all discretionary allocations of “adjusted income”, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is restricted to being added to capital or the absorption of losses. They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their “adjusted income” for each fiscal year until the balance of the reserve equals 20% of their paid-in capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their paid-in capital. Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s capital.

Ambev’s Legal Reserve added to other established capital reserves exceeds 30% of our paid-in capital.

Contingency Reserve

Under the Brazilian Corporation Law, a portion of our “adjusted income” may also be discretionally allocated to a “contingency reserve” for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporation Law, a portion of a corporation’s “adjusted income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, including share buyback programs.

Pursuant to the Brazilian Corporation Law and to the Company’s bylaws, the Investment Reserve balance is not allowed to be greater than 80% of the Company’s capital. In the case such limit is reached, shareholders may vote for the amount in excess to be converted into capital or distributed as dividends.

Unrealized Income Reserve

Pursuant to Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net profits for any particular year may be allocated to the unrealized income reserve. The “realized” portion of net profits is the amount by which “adjusted income” exceeds the sum of:

(1)        Our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

(2)        The net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

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

Goodwill Premium from Shares Issued

Pursuant to the Brazilian Corporation Law, the amount received from subscription shares in excess of the average book value of the shares should be allocated in this reserve. The amount can be used for future capital increases without the issuance of new shares or to support our share buy-back program.

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

The Brazilian Corporation Law provides that non-voting preferred shares entitled to receive minimum or fixed dividends acquire full voting rights in the event that a company fails to pay the minimum or fixed dividends to which such shares are entitled for the period established by such company’s bylaws, which may not exceed three consecutive fiscal years. Such voting rights continue until payment of dividends is resumed (or until all dividends due are paid, in the case of preferred shares with the right to receive dividends cumulatively). The same rule applies to preferred shares with restricted voting rights, causing the suspension of the restrictions in place. Our bylaws include a similar provision applicable to preferred stock with minimum dividends, if and when issued. Our preferred stock does not have minimum or fixed dividends.

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

Upon liquidation, the preferred shares have an absolute preference over the common shares. In the event of a liquidation, the assets available for distribution to Ambev’s shareholders would be distributed first to the preferred shareholders in an amount equal to their pro rata share of the Company’s capital stock (equal to R$12,730,532,724.52 following a shareholder resolution of April 29, 2013), prior to making any distributions to Ambev’s common shareholders. In the event that the assets to be so distributed are insufficient to fully compensate Ambev’s preferred shareholders, the preferred shareholders would each receive a pro rata amount (based on their pro rata share of the Company’s capital stock excluding the common shares in such calculation) of any available assets.

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

General meetings can be called by the Board of Directors of Ambev. Under the Brazilian Corporation Law, meetings can also be convened by Ambev’s shareholders as follows: (1) by any shareholder if, under certain circumstances set forth in the Brazilian Corporation Law, the directors take more than 60 days to convene a general shareholders’ meeting; (2) by shareholders holding at least 5% of Ambev’s total capital stock if, after a period of eight days, the directors fail to call a general shareholders’ meeting that has been justifiably requested by such shareholders; and (3) by shareholders holding at least 5% of either Ambev’s voting capital stock or Ambev’s non-voting capital stock if, after a period of eight days, the directors fail to call a general meeting for the purpose of installing a Fiscal Council that has been requested by such shareholders. Additionally, under certain circumstances set forth in the Brazilian Corporation Law, meetings can also be convened by Ambev’s Fiscal Council. For further information regarding Ambev’s Fiscal Council, see “Item 6. Directors, Senior Management and Employees—Directors—Board Practices”.

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

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of capital stock of Ambev owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Voting Rights”. The right to convert dividend (including interest on shareholders’ equity) payments and proceeds from the sale of preferred or common shares into foreign currency and to remit such amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Item 3. Key Information—Exchange Rate Information—Exchange Controls”.

Withdrawal Rights

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

Because the preferred shares and common shares are in registered book-entry form, a transfer of such preferred and common shares is made under the rules of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the registrar for Ambev’s shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

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

Other Significant Provisions of Brazilian Corporation Law

Brazilian Corporation Law also requires the following:

•	Upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•	If provided for in the bylaws, disputes among our shareholders will be subject to arbitration. Our bylaws currently do not provide for arbitration;

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

•

In addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer is required for all the outstanding shares in that class. The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest, and holding more than 50% of the shares in any class from March 7, 2002 (when CVM’s Normative Ruling No. 361 became effective, except for public companies existing in September 5, 2000, in which case this initial date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period; and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

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

•

Our controlling shareholders, the shareholders that elect members to our Board of Directors and to the Fiscal Council, the members of our Board of Directors and Fiscal Council and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the BM&FBOVESPA; and

•

The chairman of any shareholders’ or Board of Directors’ meeting shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us. The Ambev Shareholders’ Agreement has been duly filed with us.

C.	Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

The agreement originally between the shareholders of Brahma and Antarctica to form Ambev, including the amendments inserted in connection with the transaction between, among others, Ambev and InBev N.V./S.A. (as it was then denominated), and the other amendments is discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Ambev Shareholders’ Agreement.”

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

Debt Issuances

On July 24, 2007, our 100% owned finance subsidiary, Ambev International issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non–U.S. persons in reliance on Regulation S, fully guaranteed by Ambev. The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest is paid semiannually in arrears, starting January 24, 2008. The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries. In February 2009, we completed a SEC-registered exchange offer for these notes.

License Agreements

We have a number of important license agreements, including a cross-license agreement with ABI that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s brands in most of Latin

America, and allows ABI to exclusively produce, distribute and market the Brahma brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and ABI and according to which we may distribute Stella Artois branded beer in Canada and Argentina. Furthermore, we have a license agreement with Anheuser-Busch Inc. which allows us to exclusively produce, distribute and market Budweiser in Brazil. Additionally, Ambev’s subsidiary in Canada, Labatt, and ABI have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with ABI to distribute Budweiser in Paraguay. See “Item 4. Information on the Company—Licenses”. See also, for the Ambev-ABI cross-license agreement, “Item 7. Major Shareholders and Related Party Transactions—Material Related Party Transactions”, and for the exclusive bottling agreements with PepsiCo, “—Material Contracts—Acquisitions, Dispositions and Joint Ventures—Pepsi”.

Tax Benefits

Many States in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (1) tax credits to offset ICMS value-added taxes payable and (2) ICMS deferrals. In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the State governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged, in the Brazilian Supreme Court, State laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such State laws unconstitutional. There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every State of the country. Although the Brazilian Supreme Court has already declared part of Pará State’s benefit law unconstitutional, almost every State has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision. Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. See “Item 5. Operating and Financial Review and Prospects—Sales tax deferrals and other tax credits” and “Item 3. Key Information—Risk Factors—The pending tax reform in Brazil may increase our tax burden”.

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares, preferred ADSs, common shares or common ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred or common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

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

Taxation of Dividends

Dividends paid by Ambev to The Bank of New York Mellon in respect of the preferred or common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to preferred or common shares, generally will not be subject to Brazilian withholding income tax.

Taxation of Gains

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

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions, the “black-list”.1 Notwithstanding this, Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification an updated “black-list” of tax-haven jurisdictions has been issued in June 4, 2010, in accordance with Normative Ruling 1,037/10 issued by the Brazilian Revenue Service.

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

[1]	The countries currently included in this list, according to Normative Ruling of the Brazilian Federal Revenue Service No. 1,037/10, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Ascension Island, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Kiribati, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Norfolk Island, Oman, Panama, Pitcairn Island, French Polynesia, Qeshm Island, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Suaziland, Switzerland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. In addition, the United States LLCs, held by non-residents and not subject to federal income tax in the U.S. and holding companies domiciled in Luxemburg, Denmark and Netherlands shall be treated as tax privileged domiciled entities, as well as: (i) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão, (ii) International Trading Company (ITC) domiciled in Iceland, (iii) the offshore KFT companies domiciled in Hungary, (iv) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (v) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta. The effects of the inclusion of Switzerland in the list were suspended by Declaratory Act of the Brazilian Federal Revenue Service No 11/2010, due to a review request presented by that Government to the Brazilian authorities.

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

Any exercise of preemptive rights relating to the preferred or common shares or preferred or common ADSs of Ambev will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the common shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by The Bank of New York Mellon or the investor and (2) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, if the ADSs were to be considered assets located in Brazil by the tax authorities.

Distributions of Interest on Shareholders’ Equity

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

•	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors of Ambev. No assurance can be given that the Board of Directors of Ambev will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred or common shares or preferred or common ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which may be levied by some states of Brazil. There currently are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred or common shares or preferred or common ADSs.

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As from December 17, 2007, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

(1)         inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares or preferred shares by investors which register their investment under Resolution No. 2,689, 2%;

(2)         outflow related to the return of the investment mentioned under item (1) above, zero; and

(3)         outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under item (1) above, zero.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving common or preferred shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. IOF/Bonds may also be levied on transactions involving common or preferred ADSs if they are considered assets located in Brazil by the tax authorities. As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter. The IOF/Bonds levies at a rate of 1.5% on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil. This rate of 1.5% is applied to the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for such shares on the date prior to the date of the transfer. If no closing price is available on that date, the last available closing price will be adopted. The rate of this tax with respect to other transactions related to common or preferred shares and common or preferred ADSs (if applicable) is currently zero. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only on a prospective basis.

Registered Capital

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

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of holding preferred shares, preferred ADSs, common shares or common ADSs. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

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

This summary assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For further information, see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company Rules” below.

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

•

A trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be subject to tax as a U.S. person.

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

For U.S. Federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares or common shares represented by the applicable ADS. Accordingly, the conversion of ADSs to shares or the conversion of shares to ADSs will generally not be taxable transactions for U.S. federal income tax purposes.

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

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates. However, a non-corporate U.S. Holder will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the applicable shares or ADSs are “readily tradable on an established securities market in the United States”, (2) the corporation is not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are satisfied. For purposes of clause (1) above, based upon United States Internal Revenue Service Notice 2003-71, the preferred ADSs and common ADSs will be treated as readily tradable on an established securities market in the United States. Consequently, dividends paid with respect to ADSs should constitute “qualified dividend income” provided that the other requirements set forth above are satisfied. The preferred shares and common shares, however, may not be treated as readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to such shares.

A U.S. Holder generally may be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on preferred shares, preferred ADSs, common shares or common ADSs. U.S. Holders who do not elect to claim a foreign tax credit may instead be entitled to claim a deduction in respect of such withholdings. Dividends received with respect to the preferred shares, preferred ADSs, common shares or common ADSs will generally be treated as foreign source income and generally will constitute “passive income” for U.S. foreign tax credit limitation purposes. We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale, Exchange or Other Taxable Disposition of Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs, as applicable, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the preferred shares, preferred ADSs, common shares or common ADSs, as applicable. If a Brazilian tax is withheld on the sale or disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. Any gain or loss will be long-term capital gain or loss if the preferred shares, preferred ADSs, common shares or common ADSs have been held for more than one year. Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation. Your ability to deduct capital losses is subject to limitations. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share, common ADS, preferred share or preferred ADS, as applicable, generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share or preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common ADS or preferred ADS of a common share or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689/00, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless it can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes. Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

Passive Foreign Investment Company (PFIC) Rules

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect the preferred shares, preferred ADSs, common shares or common ADSs to be considered shares of, a PFIC for U.S. federal income tax purposes. However, we cannot assure you that we will not be considered a PFIC in the current or future years. The determination as to whether or not we are a PFIC is a factual determination and cannot be made until the close of the applicable tax year. If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

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

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000 depending on the individual’s circumstances). Net investment income generally includes dividend income and net gains from the disposition of shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder who is an individual, estate or trust should consult such holder’s tax advisor regarding the applicability of the Medicare tax to such holder’s income and gains in respect of such holder’s investment in the preferred shares, common shares, preferred ADSs or common ADSs.

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

Sale, Exchange or Other Taxable Disposition of Preferred Shares, Preferred ADSs, Common Shares or Common ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of preferred shares, preferred ADSs, common shares or common ADSs unless (1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met. If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above. If the second exception applies, then, generally speaking, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to the payment of dividends to U.S. Holders or the proceeds received on the sale, exchange or redemption of shares or ADSs by U.S. Holders, and such amounts may be subject to U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. Holder that (1) comes within certain enumerated categories of exempt persons and, when required, demonstrates this fact or (2) furnishes a correct taxpayer identification number and makes certain other required certifications. Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form. A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Amounts withheld as backup withholding may be claimed as a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

You may read and copy any reports or other information that Ambev files at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission’s website on the Internet at www.sec.gov. In addition, material filed by Ambev may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum, sugar and corn. Market risk is the potential loss arising from adverse changes in market rates and prices. We enter into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities. Decisions regarding hedging are made according to our risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

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

The risk management department is responsible for reviewing and following up with management the risk factors and related mitigating initiatives consistent with our corporate strategy.

Commodity Risk

We use a large volume of agricultural goods to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs. See “Item 4. Information on the Company—Ambev Business Overview—Sources and Availability of Raw Materials”. We purchase a significant portion of our malt and all of our hops outside of Brazil. We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally. Ambev also purchases substantial quantities of aluminum cans.

We produce approximately 80% of our consolidated malt needs. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—Business Overview—Sources and Availability of Raw Materials”.

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2012, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instruments(1)	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	272.77	61.99					334.8	(30.0)
Average Price (R$/ton)	886.4	927.2					894.0
Wheat Derivatives:
Notional Amount	249.9	-					249.9	(5.2)
Average Price (R$/ton)	593.2	-					593.2
Aluminum Derivatives:
Notional Amount	662.3	5.3					667.6	(51.2)
Average Price (R$/ton)	4,341.8	4.391.5					4,342.2
Heating Oil Derivatives:
Notional Amount	28.2	1.5					29.7	0.2
Average Price (R$/gallon)	6.3	6.1					6.3
Crude Oil Derivatives:
Notional Amount	20.4	-					20.4	0.3
Average Price (R$/barrel)	190.4	-					190.4
Natural Gas:
Notional Amount	5.5	1.3					6.8	(0.1)
Average Price (R$/GJ)	6.6	6.1					6.5
Corn Derivatives:
Notional Amount	308.0	11.9					319.9	3.9
Average Price (R$/ton)	525.0	490.4					523.7

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total
Debt Instrument	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	(126.7)	(107.4)	(85.3)	(51.3)	(8.2)	-	(378.9)
UMBNDES + Average Pay Rate	1.76%	1.76%	1.76%	1.76%	1.76%	-	1.76%
International Debt:
Other Latin America Currency Fixed Rate	(5.7)	(19.3)	(54.0)	-	-	-	(79.0)
Average Pay Rate	6.79%	6.81%	6.81%	-	-	-	6.81%
Other Latin America Currency Floating Rate	(147.5)	(86.4)	(84.7)	(58.7)	(1.7)	(39.1)	(418.1)
Average Pay Rate	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%	6.14%
Reais Denominated Debt Float. Rate – TJLP:
Notional Amount	(473.8)	(469.4)	(356.0)	(224.9)	(27.4)	-	(1,551.5)
TJLP + Average Pay Rate	6.79%	6.79%	6.79%	6.79%	6.79%	-	6.79%
Reais Debt - ICMS Fixed Rate:
Notional Amount	(17.2)	(23.4)	(23.8)	(10.9)	(8.2)	(85.2)	(168.7)
Average Pay Rate	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%	3.38%
Reais Debt - Debentures Floating Rate – CDI:
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate % CDI	-	-	-	-	-	-	-
Reais Debt - Fixed Rate:
Notional Amount	(66.9)	(34.4)	(26.3)	(16.2)	(381.9)	(21.7)	(547.5)
Average Pay Rate	4.21%	4.94%	4.94%	4.94%	9.31%	4.94%	7.90%

Total Debt	(837.8)	(740.3)	(630.1)	(362.0)	(427.4)	(146.0)	(3,143.7)

	Maturity Schedule of Cash Instruments as of December 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total
Cash Instrument	(in R$ million, except percentages)
US$ Denominated Cash and Cash Equivalents:
Notional	229.5						229.5
Average Interest Rate	0.16%						0.16%
Reais Denominated Cash and Cash Equivalents:
Notional	3,823.1						3,823.1
Average Interest Rate	6.89%						6.89%
C$ Denominated Cash and Cash Equivalents:
Notional Amount	1,702.2						1,702.2
TJLP + Average Pay Rate	1.10%						1.10%
Other Latin American Currency investments:
Notional Amount	3,171.3						3,171.3
Average Interest Rate

Total	8,926.2						8,926.2

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2013
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instrument(1)	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	(20.4)						(20.4)	(0.1)
Average Interest Rate	6.02%						6.02%
BM&F DI Futures:
Notional Amount			(170.0)	(230.0)			(400.0)	(0.1)
Average Interest Rate			7.71%	8.19%			7.99%
US$ x R$ CCIRS(2):
Notional Amount	(12.9)						(12.9)	(213.9)
Average Interest Rate	7.00%						7.00%
FIXED x CDI IRS(3):
Notional Amount					300.0		300.0	20.8
Average Interest Rate					6.28%		6.28%

(1)	Negative notional amounts represent an excess of liabilities over assets on any given moment.

(2)	Cross Currency Interest Rate Swap

(3)	Interest Rate Swap

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2012	2011	2010
4th Quarter	5.50	6.00	6.00
3rd Quarter	5.50	6.00	6.00
2nd Quarter	6.00	6.00	6.00
1st Quarter	6.00	6.00	6.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2003, until December 31, 2009, the real appreciated by 33.6% against the U.S. dollar, and, as of December 31, 2009, the commercial market rate for purchasing U.S. dollars was R$2.337 per US$1.00. The real depreciated against the U.S. dollar by 24.2% during 2008 and appreciated 34.2% in 2009 and 4.5% in 2010. As at December 31, 2012, the commercial market rate for purchasing U.S. dollars was R$2.044 per US$1.00.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2012, included debt of R$720.0 million.

Current Exposure

As of December 31, 2012, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2012. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2012
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
Derivatives Instruments	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	(20.4)						(20.4)	(0.1)
Average Interest Rate	6.02%						6.02%
BM&F Dollar Future:
Notional Amount	31.2						31.2	(4.1)
Average Interest Rate	6.04%						6.04%
BM&F Euro Future:
Notional Amount	132.3						132.3	(0.5)
Average Interest Rate	6.05%						6.05%
US$ x R$ CCIRS:
Notional Amount	(12.9)						(12.9)	(213.9)
Average Interest Rate	7.00%						7.00%
CLP x R$ SWAP:
Notional Amount			252.0				252.0	7.0
Average Unit Price			234.52				234.52
NDF US$ x R$:
Notional Amount	(2,182.5)						(2,182.5)	(356.2)
Average Unit Price	1.98						1.98
FDF C$ x US$:
Notional Amount	1,219.0						1,219.0	(5.4)
Average Unit Price	1.01						1.01
FDF C$ x EUR:
Notional Amount	62.6						62.6	1.0
Average Unit Price	1.38						1.38
FDF C$ x GBP:
Notional Amount	22.1						22.1	0.3
Average Unit Price	1.60						1.60
NDF ARS x US$:
Notional Amount	1,123.8						1,123.8	(27.8)
Average Unit Price	4.37						4.37
NDF CLP x US$:
Notional Amount	90.9						90.9	(3.0)
Average Unit Price	507.39						507.39
NDF UYU x US$:
Notional Amount	62.4						62.4	(7.0)
Average Unit Price	21.16						21.16
NDF BOB x US$:
Notional Amount	142.2						142.2	(1.3)
Average Unit Price	7.08						7.08
NDF PYG x US$:
Notional Amount	129.6						129.6	(4.8)
Average Unit Price	4,412.94						4,412.94
NDF PEN x US$:
Notional Amount	157.2						157.2	(6.4)
Average Unit Price	2.81						2.81
NDF DOP x US$:
Notional Amount	30.7						30.7	(1.0)
Average Unit Price	41.81						41.81

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

The Bank of New York Mellon (formerly The Bank of New York) is the depositary of Ambev shares in accordance with Common Deposit Agreement, dated July 17, 2000, as amended and restated in October 23, 2000, and August 2, 2007, entered into with Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs issued by Ambev, or the Depositary Agreement. A copy of this Depositary Agreement is filed as an exhibit to this Form 20–F.

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

Associated Fee	Depositary Action

US$5.00 or less per 100 ADSs (or portion thereof)

•     Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

•     Cancellation of ADSs for the purpose of withdrawal, including in case of termination of the Deposit Agreement.

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As applicable.

Registration and transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

A fee equivalent to the fee that would be payable for execution and delivery of ADSs as a result of the deposit of such securities, but which securities are instead distributed	• Issuance of ADS or shares received in exercise of rights distributed, but whose securities or rights are instead sold by the depositary and the net proceeds distributed.

Associated Fee	Depositary Action

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). • Converting foreign currency to U.S. dollars.

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

The Bank of New York Mellon has made payments in the amount of US$0.4 million during the first quarter of 2013 and US$2.1 million during 2012. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company has carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of the end date of the period covered by this report, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2012, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting is effective.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

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

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Fiscal Council is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Celso Clemente Giacometti, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

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

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2012, 2011 and 2010 and the first quarter of 2013. The chart below sets forth the total amount billed to us by PricewaterhouseCoopers Auditores Independentes, for services performed in 2012 and 2011 and the quarters ended March 31, 2013 and 2012, and breaks down these amounts by category of service:

	Year Ended December 31,
	2012	2011
	(in R$ thousand)
Audit Fees	6,783.7	6,797.0
Audit-Related Fees	0.0	0.0
Tax Fees	829.0	750.0
All Other Fees	790.0	702.0

Total	8,402.7	8,249.0
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

Tax Fees

Tax fees in 2012 and 2011 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

The financial statements for the year ended December 31, 2012, December 31, 2011, and December 31, 2010, have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil. They are members of the Conselho Regional de Contabilidade (Regional Board of Accountants of São Paulo) and their registration number is 2SP0001/O-5.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors. Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. The Board of Directors and the Fiscal Council periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in such require a prior favorable opinion of our Fiscal Council. Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Fiscal Council is a permanent body which operates independently from our management and from our registered independent public accounting firm. Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3. In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert. Accordingly, our Fiscal Council has designated one financial expert, namely Mr. Celso Clemente Giacometti.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program”, we have purchased a number of our shares during the period covered by this annual report.

Below, in tabular format, is a disclosure of our repurchases for the periods indicated. No repurchase programs were publicly announced during these periods. Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees who were dismissed, in both cases, pursuant to the terms and conditions of the Company’s stock ownership plan.

Preferred Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
December-2012	122,586	85.96	Not Specified	Not Specified
November-2012	5,034	83.23	Not Specified	Not Specified
October-2012	4,310	79.50	Not Specified	Not Specified
September-2012	73,830	78.27	Not Specified	Not Specified
August-2012	82,410	37.92	Not Specified	Not Specified
July-2012	5,544	11.20	Not Specified	Not Specified
June-2012	328,111	76.69	Not Specified	Not Specified
May-2012	5,185	79.98	Not Specified	Not Specified
April-2012	22,404	76.91	Not Specified	Not Specified
March-2012	7,386	74.78	Not Specified	Not Specified
February-2012	7,135	64.00	Not Specified	Not Specified
January-2012	62,893	67.60	Not Specified	Not Specified
December-2011	134,415	60.46	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	62,690	58.00	Not Specified	Not Specified
September-2011	178,794	42.01	Not Specified	Not Specified
August-2011	5,400	49.30	Not Specified	Not Specified
July-2011	390,970	51.22	Not Specified	Not Specified
June-2011	192,228	49.59	Not Specified	Not Specified
May-2011	4,401	50.81	Not Specified	Not Specified
April-2011	136,841	45.77	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	116,265	26.80	Not Specified	Not Specified
January-2011	31,290	9.71	Not Specified	Not Specified
December-2010	410	48.51	Not Specified	Not Specified
November-2010	35,810	17.58	Not Specified	Not Specified
October-2010	465	42.95	Not Specified	Not Specified
September-2010	9,235	40.89	Not Specified	Not Specified
August-2010	2,500	37.29	Not Specified	Not Specified
July-2010	46,840	9.62	Not Specified	Not Specified
June-2010	8,835	37.01	Not Specified	Not Specified
May-2010	5,080	35.13	Not Specified	Not Specified
April-2010	17,500	9.16	Not Specified	Not Specified
March-2010	-	-	Not Specified	Not Specified
February-2010	-	-	Not Specified	Not Specified
January-2010	-	-	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Common Shares Repurchases

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number of shares that may be purchased under the plans or programs
December-2012	-	-	Not Specified	Not Specified
November-2012	975	68.71	Not Specified	Not Specified
October-2012	-	-	Not Specified	Not Specified
September-2012	-	-	Not Specified	Not Specified
August-2012	-	-	Not Specified	Not Specified
July-2012	1,104	14.06	Not Specified	Not Specified
June-2012	980	61.96	Not Specified	Not Specified
May-2012	-	-	Not Specified	Not Specified
April-2012	1,865	39.33	Not Specified	Not Specified
March-2012	-	-	Not Specified	Not Specified
February-2012	-	-	Not Specified	Not Specified
January-2012	6,255	12.14	Not Specified	Not Specified
December-2011	-	-	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	-	-	Not Specified	Not Specified
September-2011	11,685	30.94	Not Specified	Not Specified
August-2011	-	-	Not Specified	Not Specified
July-2011	82,385	42.76	Not Specified	Not Specified
June-2011	7,000	42.68	Not Specified	Not Specified
May-2011	-	-	Not Specified	Not Specified
April-2011	1,865	39.33	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	-	-	Not Specified	Not Specified
January-2011	6,255	12.14	Not Specified	Not Specified
December-2010	-	-	Not Specified	Not Specified
November-2010	8,125	21.34	Not Specified	Not Specified
October-2010	-	-	Not Specified	Not Specified
September-2010	335	33.57	Not Specified	Not Specified
August-2010	-	-	Not Specified	Not Specified
July-2010	-	-	Not Specified	Not Specified
June-2010	2,690	31.21	Not Specified	Not Specified
May-2010	10,675	11.88	Not Specified	Not Specified
April-2010	3,500	11.45	Not Specified	Not Specified
March-2010	-	-	Not Specified	Not Specified
February-2010	-	-	Not Specified	Not Specified
January-2010	-	-	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in Item 6C. “Differences Between the United States and the Brazilian Corporate Governance Practices”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17.	FINANCIAL STATEMENTS

See next page.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas – Ambev

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Companhia de Bebidas das Américas – Ambev and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo – Brazil

March 5, 2013

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Consolidated Income Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010

Net sales	6	32,231.0	27,126.7	25,233.3
Cost of sales		(10,291.5)	(8,793.3)	(8,449.0)

Gross profit		21,939.5	18,333.4	16,784.3

Sales and marketing expenses		(7,346.6)	(6,251.0)	(6,038.5)
Administrative expenses		(1,546.5)	(1,180.6)	(1,197.0)
Other operating income/(expenses)	7	864.0	784.5	624.9

Income from operations before special items		13,910.4	11,686.3	10,173.7

Special items	8	(50.4)	23.1	(150.8)

Income from operations		13,860.0	11,709.4	10,022.9

Finance cost	11	(1,474.4)	(1,233.7)	(1,104.3)
Finance income	11	661.6	765.6	784.9
Net finance cost		(812.8)	(468.1)	(319.4)

Share of results of associates		0.5	0.5	0.2

Income before income tax		13,047.7	11,241.8	9,703.7

Income tax expense	12	(2,405.1)	(2,522.0)	(2,084.5)

Net income		10,642.6	8,719.8	7,619.2

Attributable to:
Equity holders of Ambev		10,508.1	8,641.0	7,561.4
Non-controlling interests		134.5	78.8	57.8

Basic earnings per share – preferred		3.55	2.93	2.58
Diluted earnings per share – preferred		3.53	2.91	2.57
Basic earnings per share – common		3.22	2.66	2.34
Diluted earnings per share – common		3.21	2.65	2.33

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	2012	2011	2010

Net income	10,642.6	8,719.8	7,619.2

Exchange differences on translation of foreign operations (gains/ (losses))	928.1	205.1	(391.1)
Actuarial gains and (losses)	(110.0)	(503.7)	(234.5)
Gains/losses of non-controlling interests share	833.6	(0.2)	—
Cash flow hedges – gains / (losses)
Recognized in Equity (cash flow hedge)	488.8	185.6	96.8
Removed from Equity and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Equity and other changes	(119.0)	(82.4)	95.6
Total cash flow hedges	40.4	(84.9)	143.7

Net income (loss) recognized directly in Equity	1,692.1	(383.7)	(481.9)

Total comprehensive income	12,334.7	8,336.1	7,137.3

Attributable to:
Equity holders of Ambev	11,464.4	8,258.1	7,127.8
Non-controlling interests	870.3	78.0	9.5

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Assets	Note	2012	2011

Non-current assets
Property, plant and equipment	13	11,412.3	9,265.2
Goodwill	14	19,971.5	17,454.0
Intangible assets	15	2,935.4	1,763.0
Investments in associates		24.0	21.7
Investment securities	16	249.4	242.1
Deferred tax assets	17	1,418.5	1,447.1
Employee benefits	23	25.5	18.5
Taxes receivable		12.3	16.3
Trade and other receivables	19	1,855.0	1,232.0

		37,903.9	31,459.9

Current assets
Investment securities	16	476.6	193.4
Inventories	18	2,466.3	2,238.5
Taxes receivable		114.5	291.3
Trade and other receivables	19	4,268.3	3,879.6
Cash and cash equivalents	20	8,926.2	8,076.2
Assets held for sale		4.1	0.4

		16,256.0	14,679.4

Total assets		54,159.9	46,139.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2012 and 2011

(Expressed in millions of Brazilian Reais)

Equity and Liabilities	Note	2012	2011

Equity	21
Issued capital		12,187.3	8,303.9
Reserves		16,676.4	17,307.4

Equity attributable to equity holders of Ambev		28,863.7	25,611.3
Non-controlling interests		1,060.1	217.5

Total Equity		29,923.8	25,828.8

Non-current liabilities
Interest-bearing loans and borrowings	22	2,306.0	1,890.2
Employee benefits	23	1,780.9	1,602.9
Deferred tax liabilities	17	1,048.3	734.5
Trade and other payables	25	3,064.0	1,196.6
Provisions	26	518.1	478.4

		8,717.3	5,902.6

Current liabilities
Bank overdrafts	20	0.1	12.3
Interest-bearing loans and borrowings	22	837.8	2,212.1
Income tax and social contribution payable		972.6	793.9
Trade and other payables	25	13,570.8	11,288.0
Provisions	26	137.5	101.6

		15,518.8	14,407.9

Total liabilities		24,236.1	20,310.5

Total equity and liabilities		54,159.9	46,139.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2012	8,303.9	7,030.0	12,581.2	—	(2,303.8)	25,611.3	217.5	25,828.8

Net income	—	—	—	10,508.1	—	10,508.1	134.5	10,642.6
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	877.2	877.2	50.9	928.1
Cash flow hedges – gains / (losses)	—	—	—	—	40.6	40.6	(0.2)	40.4
Gains/(losses) of non- controlling interests share	—	—	—	—	149.4	149.4	684.2	833.6
Actuarial gain / (losses)	—	—	—	—	(110.9)	(110.9)	0.9	(110.0)
Total Comprehensive income	—	—	—	10,508.1	956.3	11,464.4	870.3	12,334.7
Shares issued	3,883.4	(381.4)	(3,291.9)	—	—	210.1	—	210.1
Put option of a subsidiary interest	—	(1,980.9)	—	—	—	(1,980.9)	—	(1,980.9)
Dividends	—	—	(681.4)	(4,177.3)	—	(4,858.7)	(27.7)	(4,886.4)
Interest on capital	—	—	—	(1,694.3)	—	(1,694.3)	—	(1,694.3)
Share-based payment	—	130.8	—	—	—	130.8	—	130.8
Reserves destination:
Fiscal incentive	—	—	396.3	(396.3)	—	—	—	—
Investments reserve	—	—	2,396.7	(2,396.7)	—	—	—	—
Additional dividends	—	—	1,854.1	(1,854.1)	—	—	—	—
Treasury shares	—	(30.8)	—	—	—	(30.8)	—	(30.8)
Share transfer receivable – Plan	—	1.2	—	—	—	1.2	—	1.2
Prescribed dividends	—	—	—	10.6	—	10.6	—	10.6

At December 31, 2012	12,187.3	4,768.9	13,255.0	—	(1,347.5)	28,863.7	1,060.1	29,923.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2011	7,613.8	7,417.5	11,251.5	—	(1,920.9)	24,361.9	203.0	24,564.9

Net income	—	—	—	8,641.0	—	8,641.0	78.8	8,719.8
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	204.2	204.2	0.9	205.1
Cash flow hedges – gains / (losses)	—	—	—	—	(84.9)	(84.9)	—	(84.9)
Gains/losses of non-controlling interests share	—	—	—	—	1.5	1.5	(1.7)	(0.2)
Actuarial gain / (losses)	—	—	—	—	(503.7)	(503.7)	—	(503.7)
Total Comprehensive income	—	—	—	8,641.0	(382.9)	8,258.1	78.0	8,336.1
Shares issued	690.1	(469.4)	—	—	—	220.7	—	220.7
Dividends	—	—	(4,290.3)	(1,967.3)	—	(6,257.6)	(53.4)	(6,311.0)
Interest on capital	—	—	(1,064.1)	—	—	(1,064.1)	—	(1,064.1)
Share-based payment	—	118.4	—	—	—	118.4	—	118.4
Reserves destination:
Fiscal incentive	—	—	369.6	(369.6)	—	—	—	—
Investments reserve	—	—	5,616.6	(5,616.6)	—	—	—	—
Additional dividends	—	—	697.9	(697.9)	—	—	—	—
Treasury shares	—	(37.5)	—	—	—	(37.5)	—	(37.5)
Share transfer receivable – Plan	—	1.0	—	—	—	1.0	—	1.0
Capital reduction in subsidiaries by minorities shareholders	—	—	—	—	—	—	(10.1)	(10.1)
Prescribed dividends	—	—	—	10.4	—	10.4	—	10.4

At December 31, 2011	8,303.9	7,030.0	12,581.2	—	(2,303.8)	25,611.3	217.5	25,828.8

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Other comprehensive income	Total	Non- controlling interests	Total equity
At January 1, 2010	6,832.1	7,771.3	4,771.2	4,130.1	(1,487.3)	22,017.4	278.7	22,296.1

Net income	—	—	—	7,561.4	—	7,561.4	57.8	7,619.2
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	(344.3)	(344.3)	(46.8)	(391.1)
Cash flow hedges – gains / (losses)	—	—	—	—	145.2	145.2	(1.5)	143.7
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—
Actuarial gain / (losses)	—	—	—	—	(234.5)	(234.5)	—	(234.5)
Total Comprehensive income	—	—	—	7,561.4	(433.6)	7,127.8	9.5	7,137.3
Shares issued	781.7	(535.3)	—	—	—	246.4	77.6	324.0
Share premium	—	8.3	—	—	—	8.3	—	8.3
Dividends	—	—	(707.8)	(3,213.1)	—	(3,920.9)	(70.7)	(3,991.6)
Interest on capital	—	—	(289.5)	(868.9)	—	(1,158.4)	—	(1,158.4)
Share-based payment	—	98.2	—	—	—	98.2	—	98.2
Reserves destination:
Fiscal incentive	—	—	310.5	(310.5)	—	—	—	—
Investments reserve	—	—	2,876.8	(2,876.8)	—	—	—	—
Additional dividends	—	—	4,290.3	(4,290.3)	—	—	—	—
Treasury shares	—	40.1	—	—	—	40.1	—	40.1
Share transfer receivable – Plan	—	19.1	—	(19.1)	—	—	—	—
Restructuring	—	—	—	(50.2)	—	(50.2)	(87.5)	(137.7)
Others	—	15.8	—	(62.6)	—	(46.8)	(4.6)	(51.4)

At December 31, 2010	7,613.8	7,417.5	11,251.5	—	(1,920.9)	24,361.9	203.0	24,564.9

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2012, 2011 and 2010

(Expressed in millions of Brazilian Reais)

	Note	2012	2011	2010
Net income		10,642.6	8,719.8	7,619.2
Depreciation, amortization and impairment		1,768.6	1,454.7	1,567.2
Impairment losses on receivables and inventories		127.0	72.8	137.7
Additions in provisions and employee benefits		113.9	40.2	111.8
Net finance cost	16	812.8	468.1	319.4
Gain on sale of property, plant and equipment and intangible assets		(36.8)	(23.8)	(9.9)
Loss/(gain) on assets held for sale		3.7	(36.4)	(11.0)
Equity-settled share-based payment expense	18	144.6	122.3	120.3
Income tax expense	17	2,405.1	2,522.0	2,084.4
Share of result of associates		(0.5)	(0.5)	(0.2)
Other non-cash items included in the profit		(223.0)	(148.8)	62.3

Cash flow from operating activities before changes in working capital and use of provisions		15,758.0	13,190.4	12,001.2

Increase in trade and other receivables		(338.5)	(421.9)	(427.7)
Increase in inventories		(196.3)	(289.8)	(584.1)
Increase in trade and other payables		550.9	1,307.1	567.0

Cash generated from operations		15,774.1	13,785.8	11,556.4

Interest paid		(486.4)	(414.2)	(674.4)
Interest received		445.3	445.1	306.8
Income tax paid		(1,604.4)	(1,209.9)	(1,125.9)

Cash flow from operating activities		14,128.6	12,606.8	10,062.9

Proceeds from sale of property, plant and equipment and intangible assets		122.8	71.6	72.1
Acquisition of property, plant and equipment and intangible assets	7	(3,014.1)	(3,200.2)	(2,286.8)
Disposal of subsidiaries, net of cash disposal		—	—	(18.7)
Acquisition of subsidiaries, net of cash acquired	5	(2,537.0)	—	—
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(272.4)	870.2	(962.2)
Net proceeds/(acquisition) of other assets		(16.6)	55.0	19.8
Repayments of loans granted		—	—	1.5

Cash flow from investing activities		(5,717.3)	(2,203.4)	(3,174.3)

Capital increase	11	210.1	220.9	246.4
Capital increase of non-controlling interests		—	(10.2)	77.6
Share premium		—	—	8.3
Proceeds from borrowings		1,470.2	1,555.6	1,056.3
Proceeds/repurchase of treasury shares	11	(30.4)	(31.1)	16.7
Repayment of borrowings		(3,198.5)	(4,223.0)	(1,252.7)
Cash net of finance costs other than interests		(645.5)	(681.7)	23.3
Payment of finance lease liabilities		(8.1)	(7.1)	(6.7)
Dividends paid		(5,450.1)	(5,475.4)	(5,030.8)

Cash flow from financing activities		(7,652.3)	(8,652.0)	(4,861.6)

Net increase/(decrease) in cash and cash equivalents		759.0	1,751.4	2,027.0
Cash and cash equivalents less bank overdrafts at beginning of year		8,063.9	5,908.3	4,024.3
Effect of exchange rate fluctuations		103.2	404.2	(143.0)
Cash and cash equivalents less bank overdrafts at end of year	20	8,926.1	8,063.9	5,908.3

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements:

1 Corporate information
2 Statement of compliance
3 Summary of significant accounting policies
4 Segment reporting
5 Acquisition and disposals of subsidiaries
6 Net sales
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
31 Related parties
32 Group companies
33 Insurance
34 Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas – Ambev (hereinafter referred to as “we”, the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. Additionally, the Company and certain of its subsidiaries produce and distribute Stella Artois under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, the latter distributes Brahma’s product in some countries of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts – ADRs.

Major corporate events in 2012:

The Company announced on December 7, 2012 a material fact regarding a proposed corporate restructuring to transition the Company’s current dual stock capital structure (common shares and preferred shares) to a new, singlestock capital structure comprised exclusively of voting common shares.

The purpose of the proposed corporate restructuring, that it intends to propose for deliberation by the Company’s shareholders, at an extraordinary general shareholders’ meeting of the Company to be convened in the first half of 2013 (the “EGM”), is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain operating and administrative costs and providing more flexibility for management of the Company’s capital structure.

The proposed restructuring will be implemented by means of a stock swap merger under the Brazilian Corporations Law (the “Stock Swap Merger”) according to which, as a result of an affirmative shareholder vote, all issued and outstanding shares of Ambev, including in the forms of American Depositary Receipts (“ADRs”) but excluding Ambev shares and ADRs held by Ambev S.A. (formerly InBev Participações S.A.), or NewBev, a company controlled by Interbrew International B.V. (“IIBV”), which in turn is a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), shall be exchanged for newly issued common shares and ADRs of NewBev.

As a result of the Stock Swap Merger, all holders of Ambev’s preferred and common shares (including in the form of ADRs), other than NewBev, will receive newly issued common shares and, in some cases, ADRs of NewBev in exchange for their existing Ambev equity securities. For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of Ambev.

The corporate restructuring described above will also include certain preliminary steps to the Stock Swap Merger, including the contribution to NewBev of all Ambev shares indirectly held by ABI through IIBV and AmBrew S.A. (“AmBrew”), which also is a subsidiary of ABI. Nonetheless, these preliminary steps will not affect the Stock Swap Merger’s exchange ratio to be proposed at the Stock Swap Merger EGM or dilute Ambev’s shareholders.

On April 13, 2012, the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of the Company, indirectly became a shareholder, together with ELJ, in Tenedora CND S.A., a holding Company that owns the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND. For additional details see note 5.

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the South of Brazil.

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

The consolidated financial statements were approved by the Board of Directors on February 25th, 2013.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company did not early adopted any accounting requirement or pronouncement issued by IASB.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied on preparation of this Consolidated Financial Statement are defined as following below. These policies have been consistently applied in all the periods reported.

(a) Basis of preparation and measurement

The consolidated financial statements have been prepared and are being presented in accordance with the IFRS issued by the IASB that were in force as of December 31, 2012.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever the IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on the historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis, being recognized in the period in which the estimate is revised if the revision affects only that period, or recorded in current and future periods if the revision affects such periods.

The Company believes that the following accounting policies reflect management’s most critical judgments, estimates and assumptions that are important to the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair value of identifiable intangible assets acquired is based on an assessment of future cash flows discounted at present value. Subsequently, impairment analyses of goodwill and intangible assets with undefined useful lives are performed on a yearly basis, and whenever a triggering event has occurred, in order to determine whether the carrying amount exceeds the recoverable amount.

The Company uses judgment to select a variety of methods including the discounted cash flow method to make assumptions about the fair value of financial instruments that are mainly based on market conditions at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used for calculating pension and other post-retirement benefit expenses and other liabilities. These factors include assumptions with respect to interest rates, expected return on plan assets, increase in health care costs, future salary increases, turnover rates, and longevity rates.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required for determining global income tax provision. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some companies of the group are involved in tax audits and local inquiries usually in relation to prior years. In assessing the amount of any income tax provisions to be recognized in the financial statements estimates are made regarding the expected settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities for the period in which such determination is made.

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

Jointly-controlled entities

Jointly-controlled entities are consolidated using the proportionate method. The Company consolidates the assets, the liabilities and the income of the companies located in Brazil, Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), as well as the assets, the liabilities and the income of the two distribution entities in Canada, Brewers Retails Inc. and Brewers’ Distributor Ltd., in proportion to its participation in these companies.

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

Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Brazilian Reais (“R$”) at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

The most significant exchange rates used in the preparation of the financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2012	2011	2010	2012	2011	2010
CAD	Canadian Dollars	Canada	2.0524	1.8366	1.6712	1.9461	1.6914	1.7114
DOP	Dominican Pesos	Dominican Republic	0.0512	0.0483	0.0445	0.0497	0.0437	0.0480
USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay Malt operations	2.0435	1.8758	1.6662	1.9476	1.6602	1.7679
GTQ	Quetzal	Guatemala	0.2586	0.2396	0.2075	0.2488	0.2132	0.2180
PEN	Novo Sol	Peru	0.8007	0.6945	0.5940	0.7372	0.6019	0.6219
VEF	Bolivar Forte	Venezuela (i)	0.4759	0.4359	0.3884	0.4543	0.3872	0.41207
ARS	Argentinean Peso	Argentina	0.4156	0.4359	0.4191	0.4286	0.4025	0.4481
BOB	Bolivian Peso	Bolivia	0.2936	0.2695	0.2367	0.2798	0.2375	0.2495
PYG	Guarani	Paraguay	0.0005	0.0004	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.1053	0.0942	0.0829	0.0963	0.0856	0.0876
CLP	Chilean Peso	Chile	0.0043	0.0036	0.0036	0.0040	0.0034	0.0034

(i)	As described in note 1 the subsidiary – Brahma Venezuela was incorporated by Cerveceria Regional as part of the restructuring of operations in that country.

(d) Conversion of the financial statements of subsidiaries located abroad

The transactions of each subsidiary are measured using the currency of the primary economic environment in which the Company operates (“functional currency”).

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

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate (unless otherwise stated – note 3 (f)).

Functional and presentation currency

The functional and presentation currency of the financial statements of the Company is the Brazilian Real.

(e) Intangible assets

Market assets from former distributors

The distribution assets are acquired from former distributors and correspond substantially to rights contracts with the points of sale and supply of master data information to the Company of such points of sale, including financial history and purchase profile.

Brands

When part of the consideration paid in a business combination is related to brands, these are recognized in a specific Intangible Assets account and measured at fair value as of the date of acquisition. Subsequently, the value of brands can be reduced in case of impairment losses (note 3 (m)). In-house expenditures for developing a brand are recognized as expenses.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits of an already recognized intangible asset. All other expenditures are recognized as expenses when incurred.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment annually or when there is any objective indication of impairment (note 3 (m)).

(f) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and jointly-controlled entities.

Acquisitions prior to January 1, 2005

The Company elected to apply IFRS 3 Business Combination only to those business combinations that occurred on or after January 1, 2005. In respect of acquisitions prior to January 1, 2005, goodwill represents the amount previously recorded in the financial statements prepared according to the accounting principles generally accepted in Brazil at the time (“Brazilian GAAP”). This procedure is in accordance with the exemptions of IFRS 1 First Time Adoption adopted by the Company upon implementation of IFRS for the first time in the financial statements of December 31, 2008.

Acquisitions as from January 1, 2005

For acquisitions as from January 1, 2005, goodwill is determined as the excess of the consideration paid the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities of the acquiree. In case of deficit (negative goodwill), this is recognized immediately in the income statement.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment annually and whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Goodwill is carried at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the subsidiary or jointly-controlled entity to which it relates and translated to Reais using the year-end exchange rate, except for acquisitions prior to January 1, 2005, which the Company treated in Reais.

Regarding associate companies, goodwill is included in the carrying amount of the investment in the associate

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

The estimated useful lives are as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
External use assets	2 – 5 years

The assets’ residual values and useful lives are regularly reviewed. Management uses judgment to assess and ascertain the useful lives of these assets.

Land is not depreciated since it is deemed to have an indefinite life.

Gains and losses on disposals are determined by comparing the results with the carrying amount and are recognized in “Other operating income/(expenses)” in the income statement.

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

Investments in equity securities

Investments in equity securities are undertakings in which Ambev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are initially measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost. Subsequent changes in fair value are recognized directly in Other comprehensive income, except those related to impairment losses which are recognized in the income statement.

When the investment is sold, the unrealized gain or loss previously accumulated and carried directly in other comprehensive income is recognized in the Income Statement.

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

In general, investments in debt securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on management’s intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

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

(l) Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risk of changes in value, being the balance shown net of guaranteed account balances in the statement of cash flows.

(m) Impairment of assets

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each closing to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment annually at the business unit level (which is one level below the reportable segment) or when there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Calculation of recoverable amount

Debt securities

The recoverable amount of the Company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity and quoted debt securities the recoverable amount is their fair value.

Intangible assets with indefinite useful life

Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

Other Assets

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

Reversal of impairment losses

Non-financial assets other than goodwill and equity investments classified as held for sale that had impairment are reviewed for possible reversal of the impairment at the date of presentation. Impairment losses on other assets are reversed if the increase in their recoverable amount is related to specific events occurring after the impairment testing. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

(o) Present value of assets and liabilities

Monetary long term assets and liabilities are usually monetarily restated, and thus adjusted to present value. The present value adjustment of monetary, short-term assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of recording and determining their relevance, the present value adjustment is calculated taking into account the contractual cash flows and interest rates applicable to the related assets and liabilities.

ICMS (Brazilian State value added tax) loans obtained in the context described in note 3 (w) are recorded at present value since these are considered subsidized loans. The Company determined its average funding costs in the debt market as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in “Other operating income”, following the treatment for subsidies. It is the Company’s procedure to review the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(p) Equity

Issued capital

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

Dividends and Interest on shareholder’s equity

Dividends and Interest on shareholder’s equity are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and / or obligation of the controlling shareholders to subscribe shares.

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005, upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company issues to the controlling shareholders, AmBrew S/A (“AmBrew”) and Interbrew International BV (“Interbrew”), shares representing 70% of the benefit and the remaining 30% is allocated to the benefit of all other shareholders.

(q) Provisions

Provisions are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provision due to the progress of time is recognized as finance expense.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions filed by or against Ambev relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(r) Employee benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

Defined contribution plans

Payments to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as expense in the period they are incurred.

Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government’s bond rates with maturity terms similar to those of the obligation, less any past service cost not recognized and the fair value of the plan assets. Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized in the income statement over the period the benefit vests. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

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

(v) Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or equity. In these cases the tax effect is also recognized directly in equity or comprehensive income (except interest on shareholder’s equity. See item (p)).

Interest on shareholder’s equity is expensed to the income statement for Income Tax and Social Contribution calculation, when declared, and is then reclassified to Equity for purposes of presentation of the financial statements. The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet/ liability method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax is recorded: (i) at the initial recognition; (ii) at the initial recognition of assets or liabilities arising from a transaction other than a business combination; and (iii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and benefits inherent to the good are transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, the costs associated with the possible return of the products, and when there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration (price) received or receivable, net of returns, or commercial deductions and discounts.

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under Other operating income on a straight-line basis over the term of the lease. Royalty revenues from companies not included in the financial statements are also recognized in Other operating income, on an accrual basis.

Investment subsidy and government grants

The Company benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These State programs are to promote long-term increases in employment and regional development.

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under Company’s control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis at the time the Company meets its obligations under the program.

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

Interest income is recognized on an accrual basis unless collectability is in doubt. Dividend income is recognized in the income statement on the period that the dividend is declared.

(x) Expenses Royalty expenses

Royalties paid to companies that are not part of the consolidated financial statements are recognized as cost of goods sold.

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

(y) Special items

Special items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to special items are principally restructuring activities, impairment losses, and gains or losses on disposal of assets and investments.

(z) Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss, (b) loans and receivables, (c) available for sale and (d) held to maturity. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

(c) Available-for-sale financial assets

Available-for-sale financial assets are classified as noncurrent assets, unless management intends to dispose of the investment within 12 months of the end of the reporting period.

(d) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

(ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company undertakes to buy or sell the asset. Financial assets measured at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. These financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred when the Company has transferred substantially all risks and benefits of ownership. Financial assets are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate.

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

The fair values of investments with public quotations are based on current bid prices. If the market for a financial asset (and for unlisted securities on the stock exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models making maximum use of information from the market and with the least possible information generated by the Company’s management.

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

(i) Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income (Hedge Reserve).

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

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in “Other comprehensive income” is recycled into the income statement immediately.

(ii) Net investment hedge accounting

Net investments hedge accounting, including currency hedging items which are recorded as part of the net investment, are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in “Other comprehensive income”, while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of a foreign operation, the cumulative gains or losses recognized directly in “Other comprehensive income” is transferred to the result. (note 27).

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

(bb) Segment reporting

Reportable segments are identified based on internal reports regularly reviewed by the chief operating decision maker of the Company for purposes of evaluating the performance of each segment and allocating resources to those segments. The appropriate segment presentation has been determined to be geographically based because the Company’s risks and rates of return are affected predominantly by its regional business areas. The Company’s management structure and internal reporting system to The Board of Directors reflect this basis.

Ambev operates its business through three zones identified as reportable segments:

•

Latin America North, which includes (a) our operations in Brazil, where we operate two business sub units: (i) Beer and (ii) Carbonated soft drinks (“CSD”); and (b) our Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua) Ecuador, Guatemala (which also serves El Salvador and Nicaragua) and Peru.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

(cc) Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2012, they have not been applied in preparing these consolidated financial statements.

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

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the Company recognizes related restructuring or termination costs.

As the current standard, IAS 19 (Revised 2011) does not specify the group accounts in the income statement that should be presented the interest on the deficit or surplus of the plan. As a consequence, the Company determined that, when IAS 19 (Revised 2011) become compulsory, interest on the deficit or surplus of the plan will be presented as part of the Company’s net financial cost. This change in presentation is in line with IAS 1, which allow entities to provide disaggregated information in the income statement.

If the IAS 19 (Revised 2011) was implemented in 2012, the total expenses on pension before tax would has been higher R$139.5. The impact is mainly caused by the change in the calculation of return on assets above mentioned. On the same basis, if the Company had shown interest on the deficit or surplus of the plan separately as part of its net financial cost on December 31, 2012, profit from operations would has been lower R$57.5 and net financial cost would have been higher R$82.0.

IAS 19 (Revised 2011) would not cause a material impact on the net defined benefit obligation at December 31, 2012.

The revised standard is effective for annual periods beginning on or after January 1, 2013, with retrospective application required. Thus, the numbers presented in the financial statements for 2012, will be restated in accordance with IAS 19 (Revised 2011) in 2013 for comparison purposes.

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

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after January 1, 2012, and have not been listed above because their non-applicability or their immateriality to Ambev’s consolidated financial statements.

4. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the main decision maker are structured in a similar fashion. The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments.

The information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a) Reportable segments:

	Latin America – north (i)			Latin America – south (ii)			Canada			Consolidated
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	126.2	120.3	120.1	34.3	34.6	33.9	9.4	10.1	11.2	169.9	165.0	165.2

Net sales	22,313.3	19,132.4	17,710.5	5,886.9	4,488.9	3,857.2	4,030.8	3,505.4	3,665.6	32,231.0	27,126.7	25,233.3
Cost of sales	(6,950.5)	(6,006.1)	(5,793.9)	(2,196.0)	(1,740.8)	(1,500.2)	(1,145.0)	(1,046.4)	(1,154.9)	(10,291.5)	(8,793.3)	(8,449.0)
Gross profit	15,362.8	13,126.3	11,916.6	3,690.9	2,748.1	2,357.0	2,885.8	2,459.0	2,510.7	21,939.5	18,333.4	16,784.3
Sales and marketing expenses	(5,046.1)	(4,363.8)	(4,254.6)	(1,087.1)	(828.8)	(721.5)	(1,213.4)	(1,058.4)	(1,062.4)	(7,346.6)	(6,251.0)	(6,038.5)
Administrative expenses	(1,213.3)	(913.0)	(928.6)	(190.1)	(149.5)	(139.9)	(143.1)	(118.1)	(128.5)	(1,546.5)	(1,180.6)	(1,197.0)
Other operating income/(expenses)	840.7	773.1	637.3	7.3	2.1	(13.9)	16.0	9.3	1.5	864.0	784.5	624.9
Normalized income from operations (normalized EBIT)	9,944.1	8,622.6	7,370.7	2,421.0	1,771.9	1,481.7	1,545.3	1,291.8	1,321.3	13,910.4	11,686.3	10,173.7
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.1	(150.8)
Income from operations (EBIT)	9,893.7	8,658.2	7,311.4	2,421.0	1,762.7	1,467.6	1,545.3	1,288.5	1,243.9	13,860.0	11,709.4	10,022.9
Net finance cost	(702.9)	(286.1)	(174.3)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(812.8)	(468.1)	(319.4)
Share of result of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.5	0.2
Income before income tax	9,190.8	8,372.1	7,137.1	2,309.5	1,663.1	1,370.0	1,547.4	1,206.6	1,196.6	13,047.7	11,241.8	9,703.7
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,405.1)	(2,522.0)	(2,084.5)

Net income	7,925.3	6,751.8	5,661.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,642.6	8,719.8	7,619.2

Normalized EBITDA	11,236.7	9,626.4	8,434.9	2,752.8	2,059.3	1,764.0	1,689.5	1,455.4	1,508.1	15,679.0	13,141.1	11,707.0
Special items	(50.4)	35.6	(59.3)	—	(9.2)	(14.1)	—	(3.3)	(77.4)	(50.4)	23.1	(150.8)
Depreciation, amortization and impairment	(1,292.6)	(1,003.8)	(1,064.2)	(331.8)	(287.4)	(282.3)	(144.2)	(163.6)	(186.8)	(1,768.6)	(1,454.7)	(1,533.3)
Net finance costs	(702.9)	(286.1)	(174.3)	(111.5)	(99.7)	(97.6)	1.6	(82.3)	(47.5)	(812.8)	(468.1)	(319.4)
Share of results of associates	—	—	—	—	0.1	—	0.5	0.4	0.2	0.5	0.5	0.2
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	(661.4)	(480.0)	(406.7)	(478.2)	(421.7)	(201.8)	(2,405.1)	(2,522.0)	(2,084.5)

Net income	7,925.3	6,751.8	5,661.1	1,648.1	1,183.1	963.3	1,069.2	784.9	994.8	10,642.6	8,719.8	7,619.2

Normalized EBITDA margin in %	50.4%	50.3%	47.6%	46.8%	45.9%	45.7%	41.9%	41.5%	41.1%	48.6%	48.4%	46.4%

Acquisition of property, plant and equipment	2,385.2	2,827.5	1,903.3	559.2	396.8	317.9	154.3	139.7	120.6	3,098.7	3,364.1	2,341.8
Additions to / (reversals of) provisions	260.5	136.7	49.1	4.9	1.4	4.4	22.3	18.2	31.2	287.7	156.4	84.7
Full time employee	37,789	33,077	32,097	8,787	8,641	8,040	4,723	4,785	4,787	51,299	46,503	44,924

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Segment assets	19,480.5	13,923.6	12,268.7	7,288.5	5,959.7	4,849.6	17,301.9	17,062.1	17,033.6	44,071.0	36,945.4	34,151.9
Intersegment elimination										(1,884.5)	(1,305.0)	(479.3)
Non-segmented assets										11,973.5	10,499.1	9,005.5

Total assets										54,159.9	46,139.4	42,678.2

Segment liabilities	14,967.6	11,191.7	7,778.3	3,325.6	2,311.8	1,141.6	2,490.5	2,432.1	1,648.6	20,783.6	15,935.6	10,568.5
Intersegment elimination										(1,884.5)	(1,305.0)	(479.3)
Non-segmented liabilities										35,260.8	31,508.8	32,589.0

Total liabilities										54,159.9	46,139.4	42,678.2

(i)	Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii)	Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit:

	Latin America – north
(Expressed in million of Brazilian Reais)	Beer			Soft drink			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	91.5	87.0	87.0	34.7	33.4	33.0	126.2	120.4	120.0

Net sales	18,491.8	15,905.1	14,567.7	3,821.5	3,227.3	3,142.8	22,313.3	19,132.4	17,710.5
Cost of sales	(5,255.6)	(4,526.4)	(4,345.4)	(1,694.9)	(1,479.7)	(1,448.5)	(6,950.5)	(6,006.1)	(5,793.9)
Gross profit	13,236.2	11,378.7	10,222.3	2,126.6	1,747.6	1,694.3	15,362.8	13,126.3	11,916.6
Sales and marketing expenses	(4,286.2)	(3,724.5)	(3,627.2)	(759.9)	(639.3)	(627.4)	(5,046.1)	(4,363.8)	(4,254.6)
Administrative expenses	(1,066.8)	(818.0)	(826.8)	(146.5)	(95.0)	(101.8)	(1,213.3)	(913.0)	(928.6)
Other operating income/(expenses)	649.1	605.5	504.2	191.6	167.6	133.1	840.7	773.1	637.3
Normalized income from operations (normalized EBIT)	8,532.3	7,441.7	6,272.5	1,411.8	1,180.9	1,098.2	9,944.1	8,622.6	7,370.7
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Income from operations (EBIT)	8,490.1	7,468.3	6,213.3	1,403.6	1,189.9	1,098.1	9,893.7	8,658.2	7,311.4
Net finance cost	(702.9)	(286.1)	(174.3)	—	—	—	(702.9)	(286.1)	(174.3)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,787.2	7,182.2	6,039.0	1,403.6	1,189.9	1,098.1	9,190.8	8,372.1	7,137.1
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	—	—	—	(1,265.5)	(1,620.3)	(1,476.0)

Net income	6,521.7	5,561.9	4,563.0	1,403.6	1,189.9	1,098.1	7,925.3	6,751.8	5,661.1

Normalized EBITDA	9,548.6	8,204.7	7,076.2	1,688.1	1,421.7	1,358.7	11,236.7	9,626.4	8,434.9
Special items	(42.2)	26.6	(59.2)	(8.2)	9.0	(0.1)	(50.4)	35.6	(59.3)
Depreciation, amortization and impairment	(1,016.3)	(763.0)	(803.7)	(276.3)	(240.8)	(260.5)	(1,292.6)	(1,003.8)	(1,064.2)
Net finance costs	(702.9)	(286.1)	(174.3)	—	—	—	(702.9)	(286.1)	(174.3)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,265.5)	(1,620.3)	(1,476.0)	—	—	—	(1,265.5)	(1,620.3)	(1,476.0)

Net income	6,521.7	5,561.9	4,563.0	1,403.6	1,189.9	1,098.1	7,925.3	6,751.8	5,661.1

Normalized EBITDA margin in %	51.6%	51.6%	48.6%	44.2%	44.1%	43.2%	50.4%	50.3%	47.6%

	Brazil
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	86.7	84.6	84.5	30.8	29.4	29.2	117.5	114.0	113.7

Net sales	17,598.2	15,667.5	14,279.3	3,379.6	2,949.4	2,867.3	20,977.8	18,616.9	17,146.6
Cost of sales	(4,825.7)	(4,396.9)	(4,167.3)	(1,414.0)	(1,283.2)	(1,253.7)	(6,239.7)	(5,680.1)	(5,421.0)
Gross profit	12,772.5	11,270.6	10,112.0	1,965.6	1,666.2	1,613.6	14,738.1	12,936.8	11,725.6
Sales and marketing expenses	(4,000.1)	(3,599.2)	(3,465.1)	(615.8)	(541.6)	(530.1)	(4,615.9)	(4,140.8)	(3,995.2)
Administrative expenses	(979.0)	(794.8)	(793.1)	(94.5)	(70.4)	(77.6)	(1,073.5)	(865.3)	(870.7)
Other operating income/(expenses)	651.4	607.5	501.9	185.5	168.8	132.3	836.9	776.3	634.2
Normalized income from operations (normalized EBIT)	8,444.8	7,484.1	6,355.7	1,440.8	1,222.9	1,138.2	9,885.6	8,707.0	7,493.9
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Income from operations (EBIT)	8,425.7	7,510.7	6,296.5	1,440.8	1,231.9	1,138.1	9,866.5	8,742.6	7,434.6
Net finance cost	(655.9)	(271.4)	(143.4)	—	—	—	(655.9)	(271.4)	(143.4)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	7,769.8	7,239.3	6,153.1	1,440.8	1,231.9	1,138.1	9,210.6	8,471.2	7,291.2
Income tax expense	(1,229.7)	(1,614.2)	(1,481.0)	—	—	—	(1,229.7)	(1,614.2)	(1,481.0)

Net income	6,540.1	5,625.1	4,672.1	1,440.8	1,231.9	1,138.1	7,980.9	6,857.0	5,810.2

Normalized EBITDA	9,361.6	8,216.5	7,120.1	1,670.2	1,434.4	1,370.5	11,031.8	9,650.9	8,490.6
Special items	(19.1)	26.6	(59.2)	—	9.0	(0.1)	(19.1)	35.6	(59.3)
Depreciation, amortization and impairment	(916.8)	(732.4)	(764.4)	(229.4)	(211.5)	(232.3)	(1,146.3)	(943.9)	(996.7)
Net finance costs	(655.9)	(271.4)	(143.4)	—	—	—	(655.9)	(271.4)	(143.4)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(1,229.7)	(1,614.2)	(1,481.0)	—	—	—	(1,229.7)	(1,614.2)	(1,481.0)

Net income	6,540.1	5,625.1	4,672.1	1,440.8	1,231.9	1,138.1	7,980.8	6,857.0	5,810.2

Normalized EBITDA margin in %	53.2%	52.4%	49.9%	49.4%	48.6%	47.8%	52.6%	51.8%	49.5%

	HILA-ex
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Volume	4.8	2.4	2.5	3.9	4.0	3.8	8.7	6.4	6.3

Net sales	893.6	237.6	288.4	441.9	277.9	275.5	1,335.5	515.5	563.9
Cost of sales	(429.9)	(129.5)	(178.1)	(280.9)	(196.5)	(194.8)	(710.8)	(326.0)	(372.9)
Gross profit	463.7	108.1	110.3	161.0	81.4	80.7	624.7	189.5	191.0
Sales and marketing expenses	(286.1)	(125.3)	(162.1)	(144.1)	(97.7)	(97.3)	(430.2)	(223.0)	(259.4)
Administrative expenses	(87.8)	(23.2)	(33.7)	(52.0)	(24.5)	(24.2)	(139.8)	(47.7)	(57.9)
Other operating income/(expenses)	(2.3)	(2.0)	2.3	6.1	(1.2)	0.8	3.8	(3.2)	3.1
Normalized income from operations (normalized EBIT)	87.5	(42.4)	(83.2)	(29.0)	(42.0)	(40.0)	58.5	(84.4)	(123.2)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Income from operations (EBIT)	64.4	(42.4)	(83.2)	(37.2)	(42.0)	(40.0)	27.2	(84.4)	(123.2)
Net finance cost	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of result of associates	—	—	—	—	—	—	—	—	—
Income before income tax	17.4	(57.1)	(114.1)	(37.2)	(42.0)	(40.0)	(19.8)	(99.1)	(154.1)
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA	187.0	(11.8)	(43.9)	17.9	(12.7)	(11.8)	204.9	(24.5)	(55.7)
Special items	(23.1)	—	—	(8.2)	—	—	(31.3)	—	—
Depreciation, amortization and impairment	(99.5)	(30.6)	(39.3)	(46.9)	(29.3)	(28.2)	(146.4)	(59.9)	(67.5)
Net finance costs	(47.0)	(14.7)	(30.9)	—	—	—	(47.0)	(14.7)	(30.9)
Share of results of associates	—	—	—	—	—	—	—	—	—
Income tax expense	(35.8)	(6.1)	5.0	—	—	—	(35.8)	(6.1)	5.0

Net income	(18.4)	(63.2)	(109.1)	(37.2)	(42.0)	(40.0)	(55.6)	(105.2)	(149.1)

Normalized EBITDA margin in %	20.9%	-5.0%	-15.2%	4.1%	-4.5%	-4.3%	15.3%	-4.7%	-9.9%

	Latin America – south
	Beer			Soft drink			Total
(Expressed in million of Brazilian Reais)	2012	2011	2010	2012	2011	2010	2012	2011	2010

Volume	21.6	21.6	21.0	12.7	13.0	12.9	34.3	34.6	33.9

Net sales	4,336.5	3,301.7	2,848.6	1,550.4	1,187.2	1,008.6	5,886.9	4,488.9	3,857.2
Cost of sales	(1,283.3)	(1,011.7)	(880.4)	(912.7)	(729.1)	(619.8)	(2,196.0)	(1,740.8)	(1,500.2)
Gross profit	3,053.2	2,290.0	1,968.2	637.7	458.1	388.8	3,690.9	2,748.1	2,357.0
Sales and marketing expenses	(731.5)	(565.2)	(481.3)	(355.6)	(263.6)	(240.2)	(1,087.1)	(828.8)	(721.5)
Administrative expenses	(148.9)	(135.9)	(132.2)	(41.2)	(13.6)	(7.7)	(190.1)	(149.5)	(139.9)
Other operating income/(expenses)	9.6	(4.2)	(13.9)	(2.3)	6.3	—	7.3	2.1	(13.9)
Normalized income from operations (normalized EBIT)	2,182.4	1,584.7	1,340.8	238.6	187.2	140.9	2,421.0	1,771.9	1,481.7
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Income from operations (EBIT)	2,182.4	1,575.5	1,326.7	238.6	187.2	140.9	2,421.0	1,762.7	1,467.6
Net finance cost	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of result of associates	—	0.1	—	—	—	—	—	0.1	—
Income before income tax	2,098.2	1,476.6	1,229.5	211.3	186.5	140.5	2,309.5	1,663.1	1,370.0
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA	2,446.9	1,811.9	1,561.6	305.9	247.4	202.4	2,752.8	2,059.3	1,764.0
Special items	—	(9.2)	(14.1)	—	—	—	—	(9.2)	(14.1)
Depreciation, amortization and impairment	(264.5)	(227.2)	(220.8)	(67.3)	(60.2)	(61.5)	(331.8)	(287.4)	(282.3)
Net finance costs	(84.2)	(99.0)	(97.2)	(27.3)	(0.7)	(0.4)	(111.5)	(99.7)	(97.6)
Share of results of associates	—	0.1	—	—	—	—	—	0.1	—
Income tax expense	(659.2)	(478.1)	(404.5)	(2.2)	(1.9)	(2.2)	(661.4)	(480.0)	(406.7)

Net income	1,439.0	998.5	825.0	209.1	184.6	138.3	1,648.1	1,183.1	963.3

Normalized EBITDA margin in %	56.4%	54.9%	54.8%	19.7%	20.8%	20.1%	46.8%	45.9%	45.7%

	Canada
	2012		2011		2010
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total
Volume	9.4	9.4	10.1	10.1	11.2	11.2

Net sales	4,030.8	4,030.8	3,505.4	3,505.4	3,665.6	3,665.6
Cost of sales	(1,145.0)	(1,145.0)	(1,046.4)	(1,046.4)	(1,154.9)	(1,154.9)
Gross profit	2,885.8	2,885.8	2,459.0	2,459.0	2,510.7	2,510.7
Sales and marketing expenses	(1,213.4)	(1,213.4)	(1,058.4)	(1,058.4)	(1,062.4)	(1,062.4)
Administrative expenses	(143.1)	(143.1)	(118.1)	(118.1)	(128.5)	(128.5)
Other operating income/(expenses)	16.0	16.0	9.3	9.3	1.5	1.5
Normalized income from operations (normalized EBIT)	1,545.3	1,545.3	1,291.8	1,291.8	1,321.3	1,321.3
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Income from operations (EBIT)	1,545.3	1,545.3	1,288.5	1,288.5	1,243.9	1,243.9
Net finance cost	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of result of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income before income tax	1,547.4	1,547.4	1,206.6	1,206.6	1,196.6	1,196.6
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA	1,689.5	1,689.5	1,455.4	1,455.4	1,508.1	1,508.1
Special items	—	—	(3.3)	(3.3)	(77.4)	(77.4)
Depreciation, amortization and impairment	(144.2)	(144.2)	(163.6)	(163.6)	(186.8)	(186.8)
Net finance costs	1.6	1.6	(82.3)	(82.3)	(47.5)	(47.5)
Share of results of associates	0.5	0.5	0.4	0.4	0.2	0.2
Income tax expense	(478.2)	(478.2)	(421.7)	(421.7)	(201.8)	(201.8)

Net income	1,069.2	1,069.2	784.9	784.9	994.8	994.8

Normalized EBITDA margin in %	41.9%	41.9%	41.5%	41.5%	41.1%	41.1%

Volume information unaudited.

5. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisitions undertaken in 2012:

(i) Acquisition of Cervecería Nacional Dominicana

On May 11, 2012, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), to create the leading beverage Company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of US$1.0 billion (R$2.0 billion) and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V. (“Heineken”), for 237 million US dollar on May 17, 2012, the closing date, when Ambev obtained control owning a total indirect interest of approximately 51% in CND.

During September and October, as part of the same transaction, Ambev Brasil acquired additional stakes in CND of approximately 0.88% and 0.11% in cash for R$45 million and R$6 million, respectively, increasing its indirect interest to approximately 52.0%, still within the period specified in the shareholders’ agreement.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the accounting statements as at December 31, 2012 is based on the company’s current best estimates and primarily on valuations prepared by independent specialists. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s book assets and liabilities and the determination of any residual amount to be allocated to goodwill.

The transaction resulted in the provisional recognition of goodwill in the amount of R$2.1 billion as at December 31, 2012. The factors that contributed to the recognition of goodwill include expected future profitability of the acquired business, including synergies. Part of the goodwill will be deductible for tax purposes. Acquisition related costs amounting to R$15.8 are included in the income statement and disclosed in the note 8.

The non-controlling interest was measured by the current proportionate share in the recognized amounts of identifiable net assets of the acquiree.

As of the completion date of the acquisition, CND contributed R$721.9 to the Company’s revenues and R$67.8 its profit of the Company. If the acquisition date had been January 1st, 2012 it is estimated that the revenue and profit would have been of R$987.2 and R$112.0, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call arrangement is in place, which may result in Ambev acquiring the remaining shares of CND. The put option granted to ELJ is exercisable annually up to 2019, while Ambev’s call option is exercisable annually as of 2019. The put and call price is based on a formula which will take into account the Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of the consolidated operations in the Dominican Republic.

As of December 31, 2012 the put option held by ELJ is valued at approximately R$2.1 billion and was recognized as a liability against equity in line with IFRS 3. No value was attributed to the call option held by Ambev.

Ambev’s ownership interest in Ambev Dominicana changed from 100% to, approximately, 55%. As this change did not result in a change in control of the Ambev Dominicana, this transaction was booked for as an equity transaction. Thus, the carrying amount of the non-controlling interest was adjusted to reflect the change. The difference between the carrying amount by which the non-controlling interest was recorded and the fair value of the consideration paid was recognized in equity and attributed to the equity holders of Ambev.

(ii) Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates used in the production of soft drinks, teas and sports drinks, acquired in January 2012 all the shares issued by the Company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary ingredient in the production of concentrates, thus reducing the need for the Group to acquire these ingredients from third parties. With a view to streamlining and simplifying the Group’s corporate structure, Arosuco merged with Lachaise.

(iii) In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

The following table summarizes the consideration paid for CND and the provisional allocation of the assets acquired and liabilities assumed as recognized on the acquisition date, as well as the fair value on the acquisition date of the non-controlling interests in CND, in addition to a breakdown of the goodwill recognized in the acquisition of Lachaise and Lugano, both in 2012:

Assets	CND	Lachaise	Lugano	2012 Total	2011 Total
Non-current assets
Property, plant and equipment	703.7	—	0.6	704.3	8.7
Intangible assets	874.8	2.8	5.5	883.1	—
Trade and other receivables	602.8	—	0.1	602.9	—

	2,181.3	2.8	6.2	2,190.3	8.7
Current assets
Inventories	51.2	0.1	—	51.3	—
Trade and other receivables	97.6	0.3	2.7	100.6	—
Cash and cash equivalents	54.5	—	0.6	55.1	—
Assets held for sale	4.0	—	0.2	4.2	—

	207.3	0.4	3.5	211.2	—

Liabilities
Non-current liabilities
Employee benefits	(21.6)	—	—	(21.6)	—
Provisions	(40.2)	—	—	(40.2)	(2.6)
Deferred tax liabilities	(279.1)	—	—	(279.1)	—
Interest-bearing loans and borrowings	(442.0)	—	—	(442.0)	—
Trade and other payables	—	(18.0)	—	(18.0)	—

	(782.9)	(18.0)	—	(800.9)	(2.6)

Current liabilities
Trade and other payables	(115.6)	(0.4)	(0.8)	(116.8)	—
Interest-bearing loans and borrowings	(86.4)	—	—	(86.4)	—

	(202.0)	(0.4)	(0.8)	(203.2)	—

Net identifiable assets and liabilities	1,403.7	(15.2)	8.9	1,397.4	6.1
Goodwill on acquisition	2,099.5	25.2	11.3	2,136.0	0.7
Non-controlling interests share	(673.1)	—	—	(673.1)	—
Non-cash consideration	(263.3)	(2.0)	—	(265.3)	—
Trade payables	—	—	(2.9)	(2.9)	(6.1)
Cash (acquired)/disposed	(54.5)	—	(0.6)	(55.1)	—

Net cash outflow/(inflow)	2,512.3	8.0	16.7	2,537.0	0.7

Acquisitions undertaken in 2011:

The subsidiary CRBS SA (“CRBS”) acquired in December 2011, all the shares issued by Boettcher Empreendimentos Ltda., for R$ 6.8, recognizing goodwill of R$ 0.7.

Disposal in 2010:

On October 20, 2010, Ambev and Cerveceria Regional executed a transaction pursuant to which they combined their businesses in Venezuela, where upon Cerveceria Regional assumed an 85% interest and Ambev the remaining 15% which may be increased to 20% over the next four years. The measurement at fair value of the retained interest, as prescribed b y Amended IAS 27 Consolidated and separate financial statements, led to the recognition of an impairment loss of R$49.6.

6. NET SALES

The reconciliation of gross sales to net sales is as follows:

	2012	2011	2010
Gross sales	63,186.0	53,040.3	46,881.4
Deductions from gross revenue	(30,955.0)	(25,913.6)	(21,648.1)

	32,231.0	27,126.7	25,233.3

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2012	2011	2010
Government grants/NPV of long term fiscal incentives	698.5	580.8	415.1
Tax recovery	38.8	46.1	52.3
Net gain on disposal of property, plant and equipment and intangible assets	36.4	24.6	20.9
Net rental income	2.9	4.9	3.4
Net other operating income	87.4	128.1	133.2

	864.0	784.5	624.9

Government grants are related to ICMS (Brazilian State value added) tax incentives.

8. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. These items are disclosed in the consolidated income statement or separately in the notes to the financial statements. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be naturally significant and accordingly, has excluded these when measuring segment-based performance, as per note 4.

The special items included in the income statement are detailed below:

	2012	2011	2010
Restructuring	(31.3)	(12.5)	(45.7)
Acquisition of subsidiaries	(15.8)	—	—
Impairment disposal Venezuela	—	—	(55.9)
Proceeds from sale of fixed assets	(3.3)	35.6	—
Labatt Hamilton Brewery closure expenses	—	—	(46.2)
Others	—	—	(3.0)

	(50.4)	23.1	(150.8)

Expenses with acquisition of subsidiaries involve expenses incurred in the acquisition of Cervecería Nacional Dominicana in May 2012, as mentioned in note 5. The restructuring expenses recognized in 2012 relate to realignment of structure at Ambev Dominicana and those recognized in 2011 relate to realignment of structure and processes in the Latin America – South geographical segment.

In the first quarter of 2010, the Company began shutting down the Hamilton plant in Canada which was part of the Labatt operations in anticipation of discontinuing its operations by April 30, 2010. As a consequence it recognized an expense of R$(46.2) in the year ended December 31, 2010, of which R$(12.3) related to closing activities and R$(33.9) to asset impairments.

9. PAYROLL AND RELATED BENEFITS

	2012	2011	2010
Wages and salaries	2,159.3	1,719.9	1,642.7
Social security contributions	479.7	421.9	400.0
Other personnel cost	459.7	393.7	373.0
Increase in liabilities for defined benefit plans	3.4	(13.2)	(3.3)
Share-based payment	144.6	122.3	120.3
Contributions to defined contribution plans	9.4	8.8	6.7

	3,256.1	2,653.4	2,539.4

Average number of full time employees (FTE)	51,299	46,503	44,924

	2012	2011	2010
LAN (Brazil and Hila-Ex)	1,949.5	1,576.4	1,482.4
LAS	548.1	421.1	384.6
Canada	758.5	655.9	672.4

	3,256.1	2,653.4	2,539.4

Payroll and related benefits by geographical segment:

	2012	2011	2010
LAN (Brazil and Hila-Ex)	1,949.5	1,576.4	1,482.4
LAS	548.1	421.1	384.6
Canada	758.5	655.9	672.4

	3,256.1	2,653.4	2,539.4

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2012, 2011 and 2010:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2012	2011	2010	2012	2011	2010
Cost of sales	1,154.0	895.5	903.2	0.4	1.7	0.4
Sales and marketing expenses	359.5	332.8	400.7	116.7	110.3	111.4
Administrative expenses	103.7	79.2	78.8	36.3	35.1	37.6
Special items	—	—	33.9	—	—	—

	1,617.2	1,307.5	1,416.6	153.4	147.1	149.4

11. FINANCE COST AND INCOME

Finance costs	2012	2011	2010

Interest expense	(455.2)	(719.3)	(661.1)
Capitalized borrowings	84.5	162.9	55.0
Losses on hedging instruments that are not part of a hedge accounting relationship	(560.0)	(263.3)	(271.6)
Interest on tax contingencies	(118.6)	(42.5)	(28.0)
Foreign exchange on dividends receivable	—	—	(5.5)
Interest and foreign exchange rate on loans	(67.8)	(75.3)	—
Exchange variation	(127.7)	(39.8)	(9.8)
Anticipated bonds payment expenses	—	(82.6)	—
Tax on financial transactions	(109.4)	(45.1)	(47.5)
Bank guarantee expenses	(73.6)	(56.2)	(57.6)
Other financial costs, including bank fees	(46.6)	(72.5)	(78.2)

	(1,474.4)	(1,233.7)	(1,104.3)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (note 27). The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

Interest expense	2012	2011	2010

Financial liabilities measured at amortized cost	(324.5)	(324.1)	(275.2)
Fair value hedge – hedged items	(161.8)	(156.6)	(150.6)
Fair value hedge – hedging instruments	34.1	(169.9)	(173.2)
Cash flow hedges – hedged items	(5.9)	(117.7)	(114.6)
Cash flow hedges – hedging instruments (reclassified from equity)	2.9	49.0	52.5

	(455.2)	(719.3)	(661.1)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	2012	2011	2010
Fair value hedge – hedged items	—	(132.2)	77.1
Fair value hedge – hedging instruments	—	136.5	(78.4)
Cash flow hedges – hedged items	(23.6)	21.5	3.7
Cash flow hedges – hedging instruments (reclassified from equity)	23.8	(19.8)	0.8
Others	(0.2)	(6.0)	(3.2)

	(0)	0	(0)

Income from Cash flow hedges primarily refers to the loan in Brazilian Reais loan raised in Canada, which was settled on January 18, 2012.

Finance income	2012	2011	2010

Interest income	245.4	467.5	298.4
Net gains on hedging instruments that are not part of a hedge accounting relationship	313.8	159.7	261.9
Hedge ineffectiveness gains	6.6	6.8	28.6
Gains on no derivative instrument at fair value through profit or loss	77.5	118.0	149.0
Exchange variation	—	—	0.1
Monetary restatement gains/losses	—	—	12.5
Interest and foreign exchange rate on loans	0.2	—	—
Dividend income, non-consolidated companies	—	1.9	—
Others	18.1	11.7	34.4

	661.6	765.6	784.9

Interest income arises from the following financial assets:

Interest income	2012	2011	2010

Cash and cash equivalents	189.0	380.0	254.3
Investment securities held for trading	56.4	87.5	44.1

	245.4	467.5	298.4

The net income from the operational, investment and tax hedges recognized directly as Comprehensive Income is shown below:

Hedging reserve	2012	2011	2010
Recognized in Equity (cash flow hedge)	488.8	185.6	96.8
Removed from Equity and included in profit or loss	(329.4)	(188.1)	(48.7)
Deferred income tax variance in Equity and other changes	(119.0)	(82.4)	95.6

	40.4	(84.9)	143.7

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(274.5)	(280.4)	7.8

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2012	2011	2010
Income tax expense – current	(2,150.6)	(1,671.8)	(1,281.6)

Deferred tax (expense)/income on temporary differences	(265.9)	(824.1)	(644.9)
Deferred tax on taxes losses	11.4	(26.1)	(158.0)

Total deferred tax (expense)/income	(254.5)	(850.2)	(802.9)

Total income tax expenses	(2,405.1)	(2,522.0)	(2,084.5)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2012	2011	2010
Profit before tax	13,047.7	11,241.8	9,703.7
Adjustment on taxable basis
Non-taxable income	(504.9)	(317.1)	(490.5)
Government grants related to sales taxes	(531.7)	(444.5)	(361.2)
Share of results of associates	(0.5)	(0.5)	(0.2)
Expenses not deductible for tax purposes	523.8	328.3	232.1

	12,534.4	10,808.0	9,083.9
Aggregated weighted nominal tax rate	32.13%	32.58%	32.87%
Taxes – nominal rate	(4,027.0)	(3,521.4)	(2,985.8)
Adjustment on tax expense
Regional incentives – income taxes	165.2	351.3	289.7
Deductible interest on shareholders equity	529.1	465.3	393.9
Tax savings from goodwill amortization on tax books	149.7	120.8	125.9
Withholding tax and other income	(94.6)	(82.6)	(131.0)
Income tax provision	(13.5)	(56.2)	64.7
Others with reduced taxation	886.0	200.8	157.9

Income tax and social contribution expense	(2,405.1)	(2,522.0)	(2,084.7)
Effective tax rate	18.43%	22.43%	21.48%

The main events occurring in the period that impacted the effective tax rate were:

(a) higher interest on shareholder’s equity expenses; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

13. PROPERTY, PLANT AND EQUIPMENT

	2012
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Balance at end of previous year	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4

Effect of movements in foreign exchange	100.6	398.5	66.6	16.3	582.0
Acquisitions through business combinations	374.5	303.9	36.8	6.6	721.8
Acquisitions	5.5	198.8	51.5	2,715.6	2,971.4
Disposals	(81.2)	(660.5)	(200.0)	—	(941.7)
Transfer to other asset categories	389.0	2,176.7	342.8	(3,006.3)	(97.8)
Others	0.2	(2.0)	0.6	3.2	2.0

Balance at end	4,489.1	14,139.5	2,826.0	1,601.5	23,056.1

Depreciation and Impairment
Balance at end of previous year	(1,460.1)	(7,247.1)	(1,846.0)	—	(10,553.2)

Effect of movements in foreign exchange	(43.9)	(286.1)	(48.6)	—	(378.6)
Depreciation	(131.6)	(1,124.1)	(305.1)	—	(1,560.8)
Impairment losses	—	(56.4)	—	—	(56.4)
Disposals	63.3	604.1	188.4	—	855.8
Transfer to other asset categories	84.9	(60.7)	21.9	—	46.1
Others	(1.9)	0.7	4.5	—	3.3

Balance at end	(1,489.3)	(8,169.6)	(1,984.9)	—	(11,643.8)
Carrying amount:
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2
December 31, 2012	2,999.8	5,969.9	841.1	1,601.5	11,412.3

	2011
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Balance at end of previous year	3,007.3	9,728.9	2,310.5	1,401.4	16,448.1

Effect of movements in foreign exchange	102.5	405.3	71.3	35.9	615.0
Acquisitions through business combinations	8.7	—	—	—	8.7
Acquisitions	3.5	136.3	43.5	3,120.6	3,303.9
Disposals	(56.9)	(346.8)	(93.5)	—	(497.2)
Transfer to other asset categories	635.4	1,800.6	195.9	(2,704.1)	(72.2)
Others	—	(0.2)	—	12.3	12.1

Balance at end	3,700.5	11,724.1	2,527.7	1,866.1	19,818.4

Depreciation and Impairment
Balance at end of previous year	(1,364.0)	(6,433.4)	(1,618.4)	—	(9,415.8)

Effect of movements in foreign exchange	(42.5)	(265.2)	(52.3)	—	(360.0)
Depreciation	(91.5)	(881.7)	(283.5)	—	(1,256.7)
Impairment losses	—	(51.1)	0.3	—	(50.8)
Disposals	36.4	323.4	89.6	—	449.4
Transfer to other asset categories	1.6	58.6	17.8	—	78.0
Others	(0.1)	2.3	0.5	—	2.7

Balance at end	(1,460.1)	(7,247.1)	(1,846.0)	—	(10,553.2)
Carrying amount:
December 31, 2010	1,643.3	3,295.5	692.1	1,401.4	7,032.3
December 31, 2011	2,240.4	4,477.0	681.7	1,866.1	9,265.2

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2012 was 11.29% per year (12.50% in 2011).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$47.8 as of December 31, 2012 (R$29.7 as of December 31, 2011).

Contractual commitments to purchase property, plant and equipment amounted to R$212.7 as at December 31, 2012 (R$234.5 as at December 31, 2011).

14. GOODWILL

	2012	2011	2010
Balance at the end of previous year	17,454.0	17,441.8	17,527.5
Effect of movements in foreign exchange	373.2	11.5	(85.7)
Acquisitions through business combinations (i)	2,144.3	0.7	—

Balance at the end of year	19,971.5	17,454.0	17,441.8

(i)

The goodwill recognized in 2012, refers to the acquisition of the companies CND, Lugano and Lachaise by subsidiaries Ambev Bebidas, CRBS and Arosuco respectively. The effect from these acquisitions is disclosed in the note 5.

The carrying amount of goodwill was allocated to the different cash generating units levels as follows:

	Functional Currency		2012	2011	2010
LAN:
Brazil	BRL		594.3	557.8	541.9
Ecuador	USD		0.8	0.8	0.8
Dominican Republic	DOP		2,484.7	254.1	246.3
Peru	PEN		44.5	37.4	33.0

LAS:
Argentina	ARS		1,227.4	1,178.3	1,236.9
Bolivia	BOB		403.8	315.9	325.5
Paraguay	PYG		342.2	291.5	260.8
Uruguay	UYU		83.9	67.8	76.4

NA:
Canada Holding	BRL	(i)	14,414.4	14,414.4	14,414.4
Canada Operational	CAD		375.5	336.0	305.8

			19,971.5	17,454.0	17,441.8

(i)	For acquisitions that occurred prior to January 1st, 2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time (note 3 (f)).

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested annually to check the need for reduction to the recoverable amount is always that there is no indication that the unit can be devalued, comparing its book value, including the goodwill by expectation of future profitability (goodwill), with the recoverable value of the unit.

At the end 2012, Ambev completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Ambev believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the Company conduted a sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. Although a change in the asset could have a material impact on the calculation of the fair value and trigger impairment, the Company, based on sensitivity analyses performed around the base case assumptions is not aware of any possible change in the key assumptions used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill, which accounted for approximately 37% (38% as of December 31, 2011) of Ambev’s total consolidated assets, relies on a number of critical judgments, estimates and assumptions. Goodwill is tested for impairment at the level of the cash-generating units (that is, one level below the segments). The cash-generating unit is the lowest level at which goodwill is monitored for managerial purposes.

Ambev’s impairment testing methodology is in accordance with IAS 36, in which the fair value of selling expenses and the value used in the approaches are taken into account. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in EBITDA multiples and in valuation multiples for other business units. The key judgments, estimates and assumptions used in the discounted free cash flow calculations are as follows:

•	The first year of the model is based on management’s best estimate of the free cash flow outlook for the current year;

•

In the second to fourth years of the model, free cash flows are based on Company strategic plans as approved by key management. Ambev’s strategic plan is prepared by country and is based on external sources in respect of macroeconomic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.

Management may consider choosing more appropriate criteria for determining the fair value of the business in the event of firm expectations regarding transactions with third parties.

•

From the fifth to the tenth year of the model, data from the strategic plan is extrapolated using simplified assumptions such as volume, constant unit costs and fixed costs linked to inflation, as obtained from external sources, considering the sensitivities on this metric. The terminal growth rate was 2% (USD) on average.

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

•

Projections are made in the functional currency of the business unit and discounted at the unit’s weighted average cost of capital (WACC), considering the sensitivity of this metric. The WACC for each country ranged primarily between 4.87% and 5.97% in nominal US dollars for goodwill impairment testing conducted in 2012;

•	Costs to sell are assumed to reach 1.5% of the entity’s value based on historical figures.

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or conditions.

15. INTANGIBLE ASSETS

	2012
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,372.5	1,366.2	439.8	198.4	3,376.9
Effect of movements in foreign exchange	252.4	1.0	0.4	(0.8)	253.0
Acquisitions	—	111.7	8.8	13.7	134.2
Disposal	—	—	(2.6)	—	(2.6)
Acquisitions through business combination	850.8	31.2	—	5.8	887.8
Transfers to other assets categories	—	—	51.9	—	51.9

Balance at end of year	2,475.7	1,510.1	498.3	217.1	4,701.2

Amortization and Impairment losses (i)
Balance at end of previous year	—	(1,159.5)	(332.0)	(122.4)	(1,613.9)

Foreign exchange variation effect	—	—	(0.9)	—	(0.9)
Amortization	(1.9)	(94.1)	(38.2)	(19.2)	(153.4)
Disposal	—	—	2.6	—	2.6
Transfers to other assets categories	—	—	(0.2)	—	(0.2)

Balance at end of year	(1.9)	(1,253.6)	(368.7)	(141.6)	(1,765.8)

Carrying amount:
December 31, 2011	1,372.5	206.7	107.8	76.0	1,763.0
December 31, 2012	2,473.8	256.5	129.6	75.5	2,935.4

	2011
Acquisition cost	Brands	Market Assets	Software	Others	Total
Balance at end of previous year	1,382.6	1,338.0	378.1	181.3	3,280.0
Effect of movements in foreign exchange	13.9	—	5.5	11.2	30.6
Acquisitions and expenditures	7.6	28.1	18.4	5.9	60.0
Transfers to other assets categories	(31.6)	0.1	37.8	—	6.3

Balance at end of year	1,372.5	1,366.2	439.8	198.4	3,376.9

Amortization and Impairment losses (i)
Balance at end of previous year	—	(1,065.7)	(292.6)	(98.5)	(1,456.8)

Foreign exchange variation effect	—	—	(4.2)	(7.0)	(11.2)
Amortization	—	(93.8)	(36.4)	(16.9)	(147.1)
Disposal	—	—	—	—	—
Transfers to other assets categories	—	—	1.2	—	1.2

Balance at end of year	—	(1,159.5)	(332.0)	(122.4)	(1,613.9)

Carrying amount:
December 31, 2010	1,382.6	272.3	85.5	82.8	1,823.2
December 31, 2011	1,372.5	206.7	107.8	76.0	1,763.0

(i)	The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

Ambev is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flows for as long as the Company owns the brands and accordingly have been assigned indefinite lives. The most representative brands that have been registered as result of fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in Dominican Republic.

Intangible assets with indefinite useful lives include the brands for which there is no foreseeable limit to the period during which these assets are expected to generate positive net cash flows for the Company. These marks are considered assets of indefinite useful life because of his strength, level of investment in marketing and history of profitability.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2012	2011
Argentina	642.1	585.9
Bolivia	350.3	271.7
Canada	82.7	74.0
Chile	53.9	45.4
Paraguay	364.5	310.4
Uruguay	105.3	85.1
Dominican Republic	869.5	—
Brasil	5.5	—

	2,473.8	1,372.5

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the goodwill impairment tests (note 14). The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2012	2011
Non-current investments
Equity securities available-for-sale	188.0	165.8
Debt held-to-maturity	61.4	76.3

	249.4	242.1
Current investments
Financial asset at fair value through profit or loss-held for trading	291.2	193.4
Equity securities available-for-sale	185.4	—

	476.6	193.4

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

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit and loss are recorded as net finance cost in the income statement as of December, 31 2012 (note 11).

Equity securities available-for-sale

The amount of R$185.4 classified as equity securities available-for-sale (assets) in the consolidated financial statements at December 31, 2012 is related to CDBs operations whose liquidity is not immediate or the payment would result in change in value.

Equity securities of R$188.0 (R$165.8 at December 31, 2011), classified as available for sale (non-current assets) in the financial statements as of December 31, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset.

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America – South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2012			2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Property, plant and equipment	27.6	(288.2)	(260.6)	2.6	(150.3)	(147.7)
Intangible assets	5.8	(610.3)	(604.5)	5.5	(355.7)	(350.2)
Goodwill	29.2	—	29.2	58.7	—	58.7
Inventories	115.1	(0.6)	114.5	100.7	(1.5)	99.2
Trade and other receivables	37.7	—	37.7	33.2	—	33.2
Trade and other payables	—	(413.9)	(413.9)	—	(303.1)	(303.1)
Interest-bearing loans and borrowings	120.1	(4.4)	115.7	—	(19.4)	(19.4)
Employee benefits	523.7	—	523.7	478.7	(0.1)	478.6
Provisions	287.9	(6.1)	281.8	270.1	(4.3)	265.8
Derivatives	294.8	(0.2)	294.6	8.6	(20.2)	(11.6)
Tax credits for corporate restructuring	229.8	—	229.8	580.8	—	580.8
Other items	—	(19.2)	(19.2)	17.3	—	17.3
Partnership profit	—	(291.2)	(291.2)	—	(311.8)	(311.8)
Loss carryforwards	332.6	—	332.6	322.8	—	322.8

Gross deferred tax assets / (liabilities)	2,004.3	(1,634.1)	370.2	1,879.0	(1,166.4)	712.6
Netting by taxable entity	(585.8)	585.8	—	(431.9)	431.9	—

Net deferred tax assets / (liabilities)	1,418.5	(1,048.3)	370.2	1,447.1	(734.5)	712.6

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2012 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	2012	2011
2013	31.0	160.9
2014	79.9	74.6
2015	48.1	9.7
Beyond 2016 (i)	173.6	77.6

	332.6	322.8

(i)	There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$1.1 billion at December 31, 2012 (R$789.9 at December 31, 2011). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$331.2 at December 31, 2012 (R$176.6 at December 31, 2011) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2011	712.6
Recognized in Income statement	(254.5)
Recognized in Equity	(87.9)

Balance at December 31, 2012	370.2

18. INVENTORIES

	2012	2011	2010
Finished goods	698.0	548.9	402.9
Work in progress	204.4	124.0	102.0
Raw material	1,195.1	1,221.9	967.1
Consumables	59.5	51.5	54.6
Spare parts and other	248.7	206.5	199.0
Prepayments	88.3	102.8	208.7
Impairment losses	(27.7)	(17.1)	(29.1)

	2,466.3	2,238.5	1,905.2

Losses on inventories recognized in the income statement amounted to R$83.8 as of December 31, 2012 (R$52.2 in December 31, 2011 and R$ 74.1 in December 31, 2010).

19. TRADE AND OTHER RECEIVABLES

Non-Current trade and other receivables	2012	2011
Trade receivables	1.4	1.5
Cash deposits for guarantees	552.5	556.1
Derivative financial instruments with positive fair value	30.5	57.4
Taxes receivable	362.7	361.5
Prepaid expenses	172.9	127.8
Other receivables (i)	735.0	127.7

	1,855.0	1,232.0

Current trade and other receivables
Trade receivables	2,468.0	2,001.2
Interest receivable	127.1	55.3
Taxes receivable	468.8	566.4
Derivative financial instruments with positive fair value	340.6	456.0
Prepaid expenses	710.6	620.5
Other receivables	153.2	180.2

	4,268.3	3,879.6

(i)

Of R$ 735.0 million recorded as other receivables (non-current assets), R$ 634.4 million relate to amounts receivable from former shareholder (ELJ) of Cerveceria Nacional Dominicana’s (“CND”). The amounts will be settled as the ELJ is exercising its put option of the shares it still holds.

An ageing of our non-current trade receivables is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – between 30 – 60 days	Past due – between 60 – 90 days	Past due – between 90 – 180 days	Past due – between 180 – 360 days
2012	2,468.0	2,412.4	35.8	15.9	3.9	—
2011	2,001.2	1,973.5	21.1	6.1	0.2	0.3

In accordance with the IFRS 7 the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2012 amount to R$41.0 (R$21.0 in 2011 and R$16,2 in 2010).

The Company’s exposure to credit risk, currency and interest rate risks is disclosed in note 27.

Due to the low average terms for receipt of the customer portfolio, the fair values of trade receivables are extremely close to the amounts recorded.

20. CASH AND CASH EQUIVALENTS

	2012	2011
Short term bank deposits (i)	6,485.7	5,823.0
Current bank accounts	2,370.6	2,245.9
Cash	69.9	7.3

Cash and cash equivalents	8,926.2	8,076.2

Bank overdrafts	(0.1)	(12.3)

Cash and cash equivalents less bank overdraft	8,926.1	8,063.9

(i)

The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			2012	2011
	Preferred	Common	Total	Total
At the end of the previous year	1,366,662	1,751,135	3,117,797	3,104,361
Changes during the year	5,431	4,331	9,762	13,436

	1,372,093	1,755,466	3,127,559	3,117,797

Treasury shares
(in thousand of shares)			2012	2011
	Preferred	Common	Total	Total
At the end of the previous year	98	510	608	1,132
Changes during the year	68	(26)	42	(524)

	166	484	650	608

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the bylaws, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on November 29, 2012 approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$10.4, upon issuance of new 738 thousand preferred shares, the average issuance price of 13.12 Brazilian Reais per share and 66 thousand new common shares, the average issuance price of 10.63 Brazilian Reais per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital increased from R$12,177.0 to R$12,187.3, divided into 3,127,559 thousand shares, of which 1,755,466 thousand are Common shares and 1,372,093 thousand are Preferred shares, without par value

In the Board of Directors meeting held on July 26, 2012, after verification of the subscription and payment by the shareholders of the Company of 4,265 thousand newly issued Common shares and 3,329 thousand newly issued Preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 27, 2012, the meeting ratified an increase in the capital stock of the Company of R$432.3 and allocated R$0.3 to the Gain on shares issued capital reserve. The newly issued shares will participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

Additionally, a capital increase was approved of R$1.6, with no issuance of shares and within the authorized capital limit, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account.

As a result of these resolutions, capital was increased to R$12,177.0, divided into 3,126,755 thousand shares, being 1,755,400 thousand Common shares and 1,371,355 thousand Preferred shares.

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$20.4, upon issuance of 1,034 thousand new Preferred shares, the average issuance price of 19.71 Brazilian Reais per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital increased from R$11,722.7 to R$11,743.1, divided into 3,119,162 thousand shares, of which 1,751,135 thousand are Common shares and 1,368,026 thousand are Preferred shares, without par value.

The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to capital

i)

Capital increase of R$111.0, without issue of new shares, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2011.

ii)	Capital increase of R$3,290.3, without issue of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

Thus, the Company’s capital increased from R$8,321.4 to R$11,722.7 represented by 3,118,127 thousand shares, of which 1,751,135 thousand are Common shares and are 1,366,992 thousand Preferred shares, with no par value.

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n° 6,404/76, as amended, a capital increase of R$17.5, upon issuance of 330 thousand new Preferred shares, the average issuance price of 52.96 Brazilian Reais per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n° 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital increased from R$ 8,303.9 to R$ 8,321.4, divided into 3,118,127 thousand shares, of which 1,751,135 thousand are Common shares and 1,366,992 thousand are Preferred shares, without par value.

Changes in equity during the period of 2011

The Board of Directors, at the Meeting held on October 4, 2011, approved a capital increase of R$4.9 by issuing 87.261 thousand preferred shares without voting rights at 55.89 Brazilian Reais per share, which participate in the results of the Company in accordance with its bylaws, to be subscribed by the Fundo de Investimentos do Nordeste – FINOR (Investment Fund of Northeastern Brazil – FINOR), with funds provided for in Article 9 of Law No. 8167, of January 16, 1991. The Company’s capital was changed to R$8,303.9 represented by 3,117,797 thousand shares, 1,751,135 thousand Common shares and 1,366,662 thousand preferred shares.

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders, of 7,247 thousand new Common shares and 5,654 thousand Preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528.5, increasing capital stock to R$8.299.1, which is divided into 3,117,710 thousand shares, 1,751,135 thousand Common shares and 1,366,575 thousand Preferred shares, without par value. An amount of R$0,3 was appropriated to a capital reserve (Reserve for gain/losses on share subscription), which is included in Others in the Statement of Changes in Equity.

The Extraordinary General Meeting held on April 29, 2011, approved the following destinations to capital:

i)

Capital increase of R$317.8 by means of the issuance of 5,364 thousand Common shares and 2,553 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, to be paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2010 which was ratified by the Board of Directors Meeting held on July 18, 2011.

ii)

Capital increase of R$136.2 increase, increasing share capital from R$ 7,634.3 to R$ 7,770.6, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20.6 was approved and ratified, pursuant to Article 9 of its Bylaws, and Article 168 of Law n° 6,404/76, as amended on March 28, 2011 through the issuance of 448 thousand Preferred shares, the average issuance price of 45.87 Brazilian Reais per share, without right of preference, pursuant to § 3 of article 171 of Law n° 6,404/76 and the bylaws of the Company’s present Stock Option Plan. These were fully subscribed by the beneficiaries of the options granted under the Company’s Option Share Program for 2011. Thus, the Company’s capital increased from R$7,613.8 to R$7,634.3 represented by 3,104,809 thousand shares, of which 1,743,889 thousand are Common shares and are 1,360,920 thousand Preferred shares, with no par value.

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

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

i)

Increase in the Company’s capital of R$374.7 by issuing 8,080 thousand Common shares and 3,845 thousand Preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

ii)

Increase in the Company’s capital of R$160.6, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

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

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being income tax-deductible and, when distributed, may be considered part of the mandatory dividends.

Events during 2012:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
2/17/2012	Dividends	04/10/2012	Common	0.6000	1,050.4	(i)
2/17/2012	Dividends	04/10/2012	Preferred	0.6600	901.9	(i)
5/30/2012	Dividends	07/27/2012	Common	0.2140	374.6
5/30/2012	Dividends	07/27/2012	Preferred	0.2354	321.7
5/30/2012	Dividends	07/27/2012	Common	0.0500	87.5
5/30/2012	Dividends	07/27/2012	Preferred	0.0550	75.2
9/18/2012	Dividends	10/15/2012	Common	0.4200	737.1
9/18/2012	Dividends	10/15/2012	Preferred	0.4620	633.5
12/14/2012	Dividends	01/21/2013	Common	0.8100	1,421.5
12/14/2012	Dividends	01/21/2013	Preferred	0.8910	1,222.4

					6,825.8

02/17/2012	Interest on shareholder’s equity	04/10/2012	Common	0.1800	315.1
02/17/2012	Interest on shareholder’s equity	04/10/2012	Preferred	0.1980	270.6
05/30/2012	Interest on shareholder’s equity	07/27/2012	Common	0.1200	210.1
05/30/2012	Interest on shareholder’s equity	07/27/2012	Preferred	0.1320	180.5
09/18/2012	Interest on shareholder’s equity	10/15/2012	Common	0.1100	193.0
09/18/2012	Interest on shareholder’s equity	10/15/2012	Preferred	0.1210	165.9
12/14/2012	Interest on shareholder’s equity	01/21/2013	Common	0.1100	193.0
12/14/2012	Interest on shareholder’s equity	01/21/2013	Preferred	0.1210	166.0

					1,694.2	(i)

(i)	The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which were deducted from income of 2011.

Events during 2011:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
2/28/2011	Dividends	3/22/2011	Common	0.5600	976.3
2/28/2011	Dividends	3/22/2011	Preferred	0.6160	837.6
6/27/2011	Dividends	8/5/2011	Common	0.1400	244.1
6/27/2011	Dividends	8/5/2011	Preferred	0.1540	209.5
9/19/2011	Dividends	11/18/2011	Common	0.6220	1,088.9
9/19/2011	Dividends	11/18/2011	Preferred	0.6842	934.8

					4,291.2

6/27/2011	Interest on shareholder’s equity	8/5/2011	Common	0.2500	435.9
6/27/2011	Interest on shareholder’s equity	8/5/2011	Preferred	0.2750	374.2
9/19/2011	Interest on shareholder’s equity	11/18/2011	Common	0.1000	175.1
9/19/2011	Interest on shareholder’s equity	11/18/2011	Preferred	0.1100	150.3

					1,135.5	(i)

(i)	The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which R$72.1 were deducted from income of 2010.

Events during 2010:

Approval	Type	Date of payment	Type of share	Amount per share	Total amount
3/1/2010	Dividends	4/1/2010	Common	1.1000	381.1
3/1/2010	Dividends	4/1/2010	Preferred	1.2100	326.7
9/27/2010	Dividends	10/14/2010	Common	2.1600	753.1
9/27/2010	Dividends	10/14/2010	Preferred	2.3760	646.1
10/27/2010	Dividends	12/15/2010	Common	2.8000	976.3
10/27/2010	Dividends	12/15/2010	Preferred	3.0800	837.6

					3,920.9

3/1/2010	Interest on shareholder’s equity	4/1/2010	Common	0.4500	155.9
3/1/2010	Interest on shareholder’s equity	4/1/2010	Preferred	0.4950	133.6
9/27/2010	Interest on shareholder’s equity	10/14/2010	Common	0.9300	324.3
9/27/2010	Interest on shareholder’s equity	10/14/2010	Preferred	1.0230	278.2
10/27/2010	Interest on shareholder’s equity	12/15/2010	Common	0.3000	104.6
10/27/2010	Interest on shareholder’s equity	12/15/2010	Preferred	0.3300	89.7

					1,086.3

Interest on shareholder’s equity and dividends not claimed within three years revert back to the Company. During 2012, the Company recognized R$10.6 unclaimed interest on shareholders’ equity and dividends (R$10.4 at December 31, 2011 and R$ 6.3 at December 31, 2010).

Net income reserve

(d) Statutory Reserve

Of net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of the capital. The Company may fail to recognize a statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital.

The statutory reserve is to ensure the integrity of the capital and can only be used to offset losses or increase capital.

(e) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the project business growth, investment plan set out in the Company.

(f) Proposed dividends and additional dividends

The reserves of proposed dividends and additional dividends aim to segregate the dividends to be distributed during the following fiscal year.

Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (note 27).

Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements whose functional currency are different of Real.

Actuarial gains and losses

The actuarial gains and losses include expectations with regard to the future obligations within the context of the pension plans. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management. Accordingly, the company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$144.6 in 2012 (R$122.3 and R$134.7 as at December 31, 2011 and 2010, respectively) (note 24).

Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in million of Brazilian Reais, for the years ended	2012	2011
At the beginning of the year	2.7	(4.5)
Shares reacquired in accordance with the stock option plan	(30.4)	(31.1)
Shared-based payments – transfer	22.6	40.5
Shares – FINOR	—	(3.0)
Shares plans	1.2	1.0

At the end of the year	(3.9)	2.7

Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev of R$10,508.1 (R$8,641.0 and R$7,561.4 in 2011 and 2010 respectively) and the weighted average number of shares outstanding during the year, calculated as follows:

	2012
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,366,662	1,751,135	3,117,797
Treasury shares	(98)	(510)	(608)
Effect of shares issued / repurchased	3,140	2,566	5,706

Weighted average number of shares at December 31	1,369,704	1,753,191	3,122,895

	2011	2010
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,360,472	1,743,889	3,104,361
Treasury shares	(608)	(524)	(1,132)
Effect of shares issued / repurchased	3,926	4,223	8,149

Weighted average number of shares at December 31	1,363,790	1,747,588	3,111,378

	2010	2009
Thousand shares	Preferred	Common	Total
Issued shares at January 1	1,351,965	1,732,975	3,084,940
Treasury shares	(2,155)	(605)	(2,760)
Effect of shares issued / repurchased	5,448	4,868	10,316

Weighted average number of shares at December 31	1,355,260	1,737,236	3,092,496

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev of R$10,508.1 (R$8,641.0 and R$7,561.4 in 2011 and 2010 respectively) and the weighted average number of shares outstanding during the year, as follows:

	2012
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,369,704	1,753,191	3,122,895
Effect of shares issued / repurchased	14,454	—	14,454

Weighted average number of shares (diluted) at December 31	1,384,158	1,753,191	3,137,349

	2011
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,363,790	1,747,588	3,111,378
Effect of shares issued / repurchased	12,590	—	12,590

Weighted average number of shares (diluted) at December 31	1,376,380	1,747,588	3,123,968

	2010
Thousand shares	Preferred	Common	Total
Issued shares at December 31, net of treasury shares	1,355,260	1,737,236	3,092,496
Effect of shares issued / repurchased	9,971	—	9,971

Weighted average number of shares (diluted) at December 31	1,351,005	1,737,236	3,102,467

Basic earnings per share before special items

The calculation of earnings per share before special items (basic) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,856.7	5,651.4	10,508.1
Special items, after taxes, attributable to equity holders of Ambev	(11.6)	(13.4)	(25.0)

Income before special items (basic), attributable to equity holders of Ambev	4,868.3	5,664.8	10,533.1

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)

Income before special items (basic), attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.3)	(65.6)	(121.9)

Income before special items (basic), attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.3

Diluted earnings per share before special items

The calculation of earnings per share before special items (diluted) is based on the net income before special items, attributable to equity holders of Ambev, calculated as follows:

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,884.2	5,623.9	10,508.1
Special items, after taxes, attributable to equity holders of Ambev	(11.6)	(13.4)	(25.0)

Income before special items (diluted), attributable to equity holders of Ambev	4,895.8	5,637.3	10,533.1

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Special items, after taxes, attributable to equity holders of Ambev	(19.0)	(22.1)	(41.1)

Income before special items (diluted), attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Special items, after taxes, attributable to equity holders of Ambev	(56.5)	(65.3)	(121.8)

Income before special items (diluted), attributable to equity holders of Ambev	3,562.3	4,120.9	7,683.2

The tables below present the calculation of earnings per share (“EPS”):

	2012
	Preferred	Common	Total
Income attributable to equity holders of Ambev	4,856.7	5,651.4	10,508.1
Weighted average numbers of shares	1,369,704	1,753,191	3,122,895

Basic EPS (i)	3.55	3.22

Income before special items, attributable to equity holders of Ambev	4,868.3	5,664.8	10,533.1
Weighted average numbers of shares	1,369,704	1,753,191	3,122,895

Basic EPS before special items (i)	3.55	3.23

Income attributable to equity holders of Ambev	4,884.1	5,623.9	10,508.1
Weighted average numbers of shares (diluted)	1,384,158	1,753,191	3,137,349

Diluted EPS (i)	3.53	3.21

Income before special items, attributable to equity holders of Ambev	4,895.7	5,637.4	10,533.1
Weighted average numbers of shares (diluted)	1,384,158	1,753,191	3,137,349

Diluted EPS before special items (i)	3.54	3.22

	2011
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,991.4	4,649.6	8,641.0
Weighted average numbers of shares	1,363,790	1,747,588	3,111,378

Basic EPS (i)	2.93	2.66

Income before special items, attributable to equity holders of Ambev	4,010.4	4,671.7	8,682.1
Weighted average numbers of shares	1,363,790	1,747,588	3,111,378

Basic EPS before special items (i)	2.94	2.67

Income attributable to equity holders of Ambev	4,011.1	4,629.9	8,641.0
Weighted average numbers of shares (diluted)	1,376,380	1,747,588	3,123,968

Diluted EPS (i)	2.91	2.65

Income before special items, attributable to equity holders of Ambev	4,030.1	4,652.0	8,682.1
Weighted average numbers of shares (diluted)	1,376,380	1,747,588	3,123,968

Diluted EPS before special items (i)	2.93	2.66

	2010
	Preferred	Common	Total
Income attributable to equity holders of Ambev	3,492.0	4,069.3	7,561.4
Weighted average numbers of shares	1,355,260	1,737,237	3,092,497

Basic EPS (i)	2.58	2.34

Income before special items, attributable to equity holders of Ambev	3,548.3	4,134.9	7,683.2
Weighted average numbers of shares	1,355,260	1,737,237	3,092,497

Basic EPS before special items (i)	2.62	2.38

Income attributable to equity holders of Ambev	3,505.8	4,055.6	7,561.4
Weighted average numbers of shares (diluted)	1,365,231	1,737,237	3,102,468

Diluted EPS (i)	2.57	2.33

Income before special items, attributable to equity holders of Ambev	2,675.3	4,120.9	6,796.2
Weighted average numbers of shares (diluted)	1,351,005	1,737,237	3,088,242

Diluted EPS before special items (i)	2.61	2.37

(i)	Expressed in Brazilian Reais.

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

Destinations

At December 31, 2012, management proposed the appropriations to Retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends appropriations were approved at the Board of Directors’ Meeting held on February 25, 2013 (note 3).

	2012	2011	2010
Net income	10,508.1	8,641.0	7,561.4
Effects of the transition to IFRS	—	—	3,992.0
(+) Unclaimed dividends	10.6	10.4	6.3
(-) Fiscal incentive reserve constitution	(396.3)	(369.6)	(310.5)

Retained earnings basis for dividends and destinations	10,122.4	8,281.8	11,249.2

Dividends and Interest on capital (i)	(6,553.0)	(7,321.7)	(5,007.2)
Year ended 2011
(-) Dividends and Interest on capital paid with additional dividends reserve	(681.4)	(4,290.3)	—
Year ended 2012
Mandatory dividend:
(-) Dividends and Interest on capital paid with investments reserve	—	(1,064.1)	(997.3)
(-) Dividends and Interest on capital paid based on profit	(5,871.6)	—	(4,009.9)
(-) Additional mandatory dividend—Provision	—	(1,967.3)	—

Dividend calculated	(5,871.6)	(3,031.4)	(5,007.2)

Reserves destination:
Investments reserve	(2,396.7)	(5,616.6)	(2,876.8)
Additional dividends	(1,854.1)	(697.9)	(4,290.3)
Interest on shareholders equity payable accrued	—	—	(72.1)

Balance of retained earnings after the destinations	—	—	—

(i)	The Company calculates the dividends equally for all shares in issuance and then adds an additional 10% dividend provided for in legislation for the Preferred shares.

(l) Other Reserves

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total
At January 1, 2012	2.7	8.3	4,983.1	1,740.9	435.1	(140.1)	7,030.0	10,643.5	208.8	1,031.0	697.9	12,581.2	(997.1)	46.4	1.5	—	—	(1,354.6)	(2,303.8)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	877.2	—	—	—	—	—	877.2
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	40.6	—	—	—	—	40.6
Gains/(losses) of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6.7)	156.1	—	—	149.4
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(110.9)	(110.9)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	877.2	40.6	(6.7)	156.1	—	(110.9)	956.3
Shares issued	—	—	—	(369.9)	(11.5)	—	(381.4)	(3,291.9)	—	—	—	(3,291.9)	—	—	—	—	—	—	—
Put option of a subsidiary interest	—	—	—	(1,980.9)	—	—	(1,980.9)	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(681.4)	(681.4)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	0.3	—	130.5	—	130.8	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	396.3	—	396.3	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	2,396.7	—	—	—	2,396.7	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	1,854.1	1,854.1	—	—	—	—	—	—	—
Treasury shares	(7.8)	—	—	—	—	(23.0)	(30.8)	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	1.2	—	—	—	—	—	1.2	—	—	—	—	—	—	—	—	—	—	—	—
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2012	(3.9)	8.3	4,983.4	(609.9)	554.1	(163.1)	4,768.9	9,748.3	208.8	1,427.3	1,870.6	13,255.0	(119.9)	87.0	(5.2)	156.1	—	(1,465.5)	(1,347.5)

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Total	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total
At January 1, 2011	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	7,417.5	6,091.0	208.8	661.4	4,290.3	11,251.5	(1,201.3)	131.3	—	—	—	(850.9)	(1,920.9)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	204.2	—	—	—	—	—	204.2
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	(84.9)	—	—	—	—	(84.9)
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1.5	—	—	—	1.5
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(503.7)	(503.7)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	204.2	(84.9)	1.5	—	—	(503.7)	(382.9)
Shares issued	—	—	—	(453.8)	(15.6)	—	(469.4)	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	(4,290.3)	(4,290.3)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	(1,064.1)	—	—	—	(1,064.1)	—	—	—	—	—	—	—
Share-based payment	—	—	—	—	118.4	—	118.4	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	369.6	—	369.6	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	5,616.6	—	—	—	5,616.6	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	697.9	697.9	—	—	—	—	—	—	—
Treasury shares	6.2	—	—	—	—	(43.7)	(37.5)	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	1.0	—	—	—	—	—	1.0	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction in subsidiaries by minorities shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prescribed dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2011	2.7	8.3	4,983.1	1,740.9	435.1	(140.1)	7,030.0	10,643.5	208.8	1,031.0	697.9	12,581.2	(997.1)	46.4	1.5	—	—	(1,354.6)	(2,303.8)

	Capital reserves							Net income reserve					Other comprehensive income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share- based payments	Results on treasury shares	Capital reserves	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve	Translation reserves	Cash flow hedge	Gains/losses of non- controlling interests share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Other comprehensive income
At January 1, 2010	(47.8)	—	4,967.1	2,730.2	234.1	(112.3)	7,771.3	4,211.5	208.8	350.9	—	4,771.2	(857.0)	(13.9)	—	—	—	(616.4)	(1,487.3)

Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income:
Translation reserves – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	(344.3)	—	—	—	—	—	(344.3)
Cash flow hedges – gains / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	145.2	—	—	—	—	145.2
Gains/losses of non-controlling interests share	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Actuarial gain / (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(234.5)	(234.5)
Total Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	(344.3)	145.2	—	—	—	(234.5)	(433.6)
Shares issued	—	—	—	(535.3)	—	—	(535.3)	—	—	—	—	—	—	—	—	—	—	—	—
Share premium	—	8.3	—	—	—	—	8.3	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(707.8)	—	—	—	(707.8)	—	—	—	—	—	—	—
Interest on capital	—	—	—	—	—	—	—	(289.5)	—	—	—	(289.5)	—	—	—	—	—	—	—
Share-based payment	—	—	—	—	98.2	—	98.2	—	—	—	—	—	—	—	—	—	—	—	—
Reserves destination:
Fiscal incentive	—	—	—	—	—	—	—	—	—	310.5	—	310.5	—	—	—	—	—	—	—
Investments reserve	—	—	—	—	—	—	—	2,876.8	—	—	—	2,876.8	—	—	—	—	—	—	—
Additional dividends	—	—	—	—	—	—	—	—	—	—	4,290.3	4,290.3	—	—	—	—	—	—	—
Treasury shares	24.2	—	—	—	—	15.9	40.1	—	—	—	—	—	—	—	—	—	—	—	—
Share transfer receivable – Plan	19.1	—	—	—	—	—	19.1	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	16.0	(0.2)	—	—	15.8	—	—	—	—	—	—	—	—	—	—	—	—

At December 31, 2010	(4.5)	8.3	4,983.1	2,194.7	332.3	(96.4)	7,417.5	6,091.0	208.8	661.4	4,290.3	11,251.5	(1,201.3)	131.3	—	—	—	(850.9)	(1,920.9)

22. INTEREST-BEARING LOANS AND BORROWINGS

This explanatory note disseminates contractual information on the position of loans and financing of the Company. The explanatory note 27 – Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

Non-current liabilities	2012	2011
Secured bank loans	243.8	178.2
Unsecured bank loans	1,462.4	1,280.1
Debentures and unsecured bond issues	429.7	298.1
Other unsecured loans	151.5	133.0
Financial leasing	18.6	0.8

	2,306.0	1,890.2

Current liabilities
Secured bank loans	65.2	62.7
Unsecured bank loans	753.8	891.1
Debentures and unsecured bond issues	—	1,248.0
Other unsecured loans	17.2	2.5
Financial leasing	1.6	7.8

	837.8	2,212.1

Financial funding

During 2011, the Company raised R$1,064.0 in Brazil in lines of credit from Finem UMBNDES and Finem URTJLP, R$10.0 in HILA-ex, R$68.9 in LAS and R$456.7 in Labatt.

The main changes in the period refer to the settlement on July 2, 2012, of the debenture issued on July 1, 2006.

Payments in 2011 totaled R $ (2,609.0) related to Bond 11 and 13; R$ (475.5) related to lines of credit from BNDES, including Finem UMBNDES, Finem URTJLP, Agroindustrial Credit and Bank Credit in Brazil, R$(14.5) in HILA-ex, R$(389.2) in LAS and R$(1,533.1) in Labatt.

The Company’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017; (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from National Bank of Economic and Social Development. At December 31, 2012 the Company’s loans presented the following interest rates:

	2012			2011
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
Debt denominated in USD floating rate	6.14%	147.5	270.7	—	—
BNDES basket debt floating rate (UMBNDES + average pay rate)	1.76%	126.7	252.2	43.8	187.6
Reais denominated fixed rate	—	—	—	473.1	—
Other latin american currency fixed rate	6.81%	5.7	73.3	79.0	70.2
TJLP BNDES denominated floating rate (TJLP + average pay rate)	6.79%	473.8	1,077.7	292.2	1,148.0
Reais debt – ICMS fixed rate	3.38%	17.2	151.5	2.5	133.0
Reais debt – debentures floating rate % CDI	—	—	—	1,248.0	—
Reais debt – fixed rate	7.90%	66.9	480.6	73.5	351.4

Total		837.8	2,306.0	2,212.1	1,890.2

Terms and debt repayment schedule – December 31, 2012

	2012
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	309.0	65.2	97.2	47.2	53.3	46.1
Unsecured bank loans	2,216.1	753.8	617.1	492.4	340.3	12.5
Debentures and unsecured bond issues	429.8	—	—	61.7	368.1	—
Unsecured other loans	168.7	17.2	23.4	23.9	22.0	82.2
Finance lease liabilities	20.2	1.6	2.7	5.1	5.6	5.2

	3,143.8	837.8	740.4	630.3	789.3	146.0

Terms and debt repayment schedule – December 31, 2011

	2011
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	240.9	62.7	55.8	49.6	62.1	10.7
Unsecured bank loans	2,171.2	891.1	500.8	371.0	405.2	3.1
Debentures and unsecured bond issues	1,546.1	1,248.0	—	—	—	298.1
Unsecured other loans	135.5	2.5	25.2	23.9	21.9	62.0
Finance lease liabilities	8.6	7.8	0.4	0.4	—	—

	4,102.3	2,212.1	582.2	444.9	489.2	373.9

Contract clauses (covenants)

The Company’s loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social – BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees of other companies of the group. The loan contracts contain financial covenants including:

•	Going-concern;

•	Maintenance, in use or in good condition for the business, of the Company’s properties;

•	Restrictions on acquisitions, mergers, sale or disposal of its assets;

•

Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the Company’s bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government – including the BNDES or foreign governments; – or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates;

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is usually provided a grant a grace period to cure such default.

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

As at December 31, 2012, the Company was in compliance with all its contractual obligations for its loans and financings.

23. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada based on employees’ salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s private pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2012, the Company contributed R$9.4 (R$8.8 and R$6.7 in 2011 and 2010, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, the net liability for defined benefit plans consists of the following:

	2012	2011	2010
Present value of funded obligations	(4,748.6)	(4,047.2)	(3,325.9)
Fair value of plan assets	4,279.1	3,648.5	3,471.2

Present value of net obligations	(469.5)	(398.7)	145.3
Present value of unfunded obligations	(669.7)	(614.4)	(515.4)

Present value of net obligations	(1,139.2)	(1,013.1)	(370.1)
Unrecognized past service cost	1.5	1.6	1.4
Unrecognized assets	(612.2)	(571.9)	(576.9)

Net liability	(1,749.9)	(1,583.4)	(945.6)
Other long term employee benefits	(5.5)	(1.1)	0.3

Total employee benefits	(1,755.4)	(1,584.5)	(945.3)
Employee benefits amount in the balance sheet:
Liabilities	(1,780.9)	(1,603.0)	(966.2)
Assets	25.5	18.5	20.9

Net liabilities	(1,755.4)	(1,584.5)	(945.3)

At December 31, 2012, the Company recorded R$25.5 up to the asset ceiling not exceeding the present value of future benefits expected to flow to the Company. Therefore, this asset does not duplicate the treatment of actuarial losses or past service cost.

The changes in the present value of the defined benefit obligations were as follows:

	2012	2011	2010
Defined benefit obligation at 1 January	(4,661.6)	(3,841.3)	(3,466.5)
Service cost	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Acquisition through business combination	(76.6)	—	—
New unvested past service cost	0.3	9.8	(6.4)
Contributions by plan participants	(3.2)	(2.7)	(4.2)
Actuarial gains and (losses)	(270.7)	(507.5)	(358.1)
Exchange differences	(403.9)	(303.2)	(11.9)
Benefits paid	336.9	290.4	293.1

Defined benefit obligation at 31 December	(5,418.3)	(4,661.5)	(3,841.3)

The changes in the fair value of plan assets are as follows:

	2012	2011	2010
Fair value of plan assets at 1 January	3,648.5	3,471.2	3,315.1
Expected return	336.2	310.3	298.2
Actuarial gains and (losses)	194.5	(129.7)	25.8
Acquisition through business combination	48.1	—	—
Contributions by employer	143.3	103.1	108.8
Contributions by plan participants	3.2	3.1	4.2
Exchange differences	242.2	180.9	12.7
Benefits paid	(336.9)	(290.4)	(293.6)

Fair value of plan assets at 31 December	4,279.1	3,648.5	3,471.2

Expected real return on plan assets generated a gain of R$26.0 (gain of R$12.1 in 2011 and R$ 30.2 in 2010).

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2012	2011	2010
Current service costs	(52.3)	(42.5)	(34.0)
Interest cost	(287.2)	(264.5)	(253.3)
Expected return on plan assets	336.2	310.3	298.2
Amortized past service cost	(1.2)	(0.2)	(7.6)
New vested past service cost	1.1	10.2	—

	(3.4)	13.3	3.3

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2012	2011	2010
Cost of sales	(24.5)	(16.5)	(17.3)
Sales and marketing expenses	(23.4)	(17.5)	(27.4)
Administrative income	44.6	47.3	48.0

	(3.3)	13.3	3.3

The assumptions used in the calculation of the obligations are as follows:

	2012	2011	2010
Discount rate	5.7%	6.1%	7.0%
Future salary increases	4.1%	4.0%	4.2%
Future pension increases	2.7%	2.8%	2.9%
Medical cost trend rate	7.4% p.a. reducing to 5.9%	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	86	86	87

The assumptions used in the calculation of the periodic pension costs are as follows (i):

	2012	2011	2010
Discount rate	6.1%	7.0%	10.5%
Expected return on plan assets	8.8%	9.0%	8.8%
Future salary increases	4.0%	4.2%	3.5%
Future pension increases	2.8%	2.9%	3.5%
Medical cost trend rate	7.6% p.a. reducing to 5.6%	7.4% p.a. reducing to 5.5%	12.3% p.a. reducing to 8.2%
Dental claims trend rate	4.5%	4.5%	6.2%

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

Post-employment benefits (pension and care plans)

Assumed medical cost trend rates have a significant effect on the amounts recognized in profit or loss. A one percentage point change in the assumed medical cost trend rates would have the following effects (note that a positive amount refers to a decrease in the obligations or cost, while a negative amount refers to an increase in the obligations or cost):

	2012		2011		2010
Medical cost trend rate	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
Effect on the aggregate of the service cost and interest cost and of medical plans	(7.3)	8.7	(9.1)	7.8	(10.6)	11.1
Effect on the defined benefit obligation for medical cost	(108.1)	91.3	(87.3)	75.2	(70.5)	69.2

Presented below is the sensitivity analysis in relation to the discount rates, future salary increases and mortality rates:

	2012		2011		2010
Discount rate	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(0.9)	1.7	(2.2)	2.9	1.5	0.1
Effect on the defined benefit obligation	301.9	(326.8)	240.4	(258.9)	217.5	(234.6)

	2012		2011		2010
Future salary increase	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease	50 basis points increase	50 basis points decrease
Effect on the aggregate of the service cost	(2.7)	2.6	(0.3)	0.3	(1.7)	1.7
Effect on the defined benefit obligation	(21.5)	20.5	(1.1)	1.0	(12.4)	12.1

	2012		2011		2010
Longevity	One year increase	One year decrease	One year increase	One year decrease	One year increase	One year decrease
Effect on the aggregate of the service cost and interest cost of defined benefit plans	(11.2)	11.2	(2.9)	3.0	(5.7)	11.9
Effect on the defined benefit obligation	(174.7)	178.2	(42.9)	42.7	(115.6)	114.9

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

The plan assets at December 31, consist of the following:

	2012	2011	2010
Government bonds	17%	14%	78%
Corporate bonds	20%	22%	0%
Equity	40%	41%	17%
Property	23%	23%	5%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$56.6 to its defined benefit plans in 2013.

The historic four-year present value of defined benefit obligations, fair value of plan assets and pension reserve / contingency plans, is presented as follows:

	2012	2011	2010	2009
Present value of funded obligations	(5,418.3)	(4,661.6)	(3,841.3)	(2,997.6)
Fair value of plan assets	4,279.1	3,648.5	3,471.2	3,315.1
Pension / Contingency reserves	(1,139.2)	(1,013.1)	(370.1)	317.5
Experience adjustments: (increase)/decrease plan liabilities	(14.9)	(129.2)	(130.5)	(374.8)
Experience adjustments: increase/(decrease) plan assets	194.5	(129.7)	14.4	331.0

The present value of funded obligations include R$572.9 (R$502.6 in 2011 and R$481.2 in 2010) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide Ambev’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

Ambev recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to the Company, from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

24. SHARE-BASED PAYMENTS

Different share and stock option programs enable executives to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model.

In 2012, as per the current plan, Ambev issued 3,034 thousand units of options with a fair value of R$84.6, whose amount will be charged to expense over the vesting period.

To encourage managers to be mobile, some options granted in previous years were modified during 2012, where the dividend protection features of such options were canceled in exchange for issuing 69 thousand options in 2012, representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012, 2011 and 2010 grants are as follows:

In R$	2012 (i)	2011 (i)	2010 (i)
Fair value of options granted	27.88	22.48	18.74
Share price	85.26	55.61	40.14
Exercise price	85.26	46.39	40.94
Expected volatility	33.0%	33.7%	28.4%
Vesting year	4.41	4.28	5.00
Expected dividends	de 0% a 5%	0% to 5%	0% to 5%
Risk-free interest rate	2.1% à 11.2% (ii)	3.1% to 11.9% (ii)	12.2% (ii)

(i)	Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii)	The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2012	2011	2010
Options outstanding at January 1	29,562	26,253	20,570
Options issued during the period	3,103	5,624	6,625
Options exercised during the period	(2,500)	(1,728)	(525)
Options forfeited during the period	(1,382)	(587)	(417)

Options outstanding at ended year	28,783	29,562	26,253

The range of exercise prices of the outstanding options is between R$11.52 (R$11.92 as of December 31, 2011) and R$89.20 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.15 years (8.59 years as of December 31, 2011).

Of the 28,781 thousand outstanding options (29,562 thousand as of December 31, 2011), 5,042 thousand options are vested as at December 31, 2012 (2,974 thousand as of December 31, 2011).

The weighted average exercise price of the options is as follows:

In R$ per share	2012	2011	2010
Options outstanding at January 1	29.87	24.71	20.75
Options issued during the period	85.73	55.09	40.94
Options forfeited during the period	13.93	23.75	19.31
Options exercised during the period	14.12	13.56	11.95
Options outstanding at ended period	36.16	29.87	24.71
Options exercisable at ended period	18.96	13.21	11.66

For the options exercised during 2012, the weighted average market price on the exercise date was R$78.68.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

After the changes made to the Plan in 2010, the Company began using a new stock options model. This new model covers two types of grants: (i) in the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the profit sharing amount received during the year, immediately exercising the options and acquiring the corresponding preferred shares of the Company, while the delivery of a substantial part of the acquired shares is conditional on remaining with the Company for a period of five years from the exercise date (“Grant 1”) and; (ii) in the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of the options is not subject to the company fulfilling performance goals.

The 2010.2 Program included the two types of grants described above (Grant 1 and 2), while the 2011.1 program included only Grant 1 and the 2010.3 and 2011.2 Programs included only Grant 2.

In 2012, Ambev issued 967 thousand (1,411 in 2011) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$47.5 (R$63.9 in 2011), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2012	2011	2010
Deferred shares outstanding at January 1	1,392	—	—
New deferred shares during the period	967	1,411	—
Deferred shares forfeited during the period	(53)	(19)	—

Deferred shares outstanding at ended year	2,306	1,392	—

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s financial statements as of December 31, 2012.

These share-based payments generated an expense of R$144.6 in the period ended December 31, 2012 (R$122.3 for the period ended December 31, 2011), recorded as Administrative expenses.

25. TRADE AND OTHER PAYABLES

Non-current	2012	2011
Trade payables	45.0	27.9
Deferred sales tax (i)	528.8	481.5
Other taxes, charges and contributions	250.5	261.5
Derivative financial instruments with negative fair values	4.2	281.0
Put option of a subsidiary interest (ii)	2,125.8	—
Other payables	109.7	144.7

	3,064.0	1,196.6

Current
Trade payables and accrued expenses	6,563.1	6,113.9
Payroll and social security payables	566.1	430.2
Indirect taxes payable	2,046.8	1,836.2
Deferred sales tax (i)	54.7	43.5
Interest payable	38.7	88.3
Derivative financial instruments with negative fair values	1,051.7	583.5
Dividends and interest on capital payable	3,088.9	2,042.2
Other payables	160.8	150.2

	13,570.8	11,288.0

(i)

The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are usually indexed to a general price index.

(ii)	As part of the shareholders’ agreement between Ambev and ELJ, a put option was issued that may lead to acquisition by Ambev of the remaining shares in CND. For further details, see note 5.

26. PROVISIONS

	Balance as of December 31, 2011	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2012
Restructuring
Non-current restructuring	8.4	1.0	—	(5.0)	4.4

Lawsuits tax, labor, civil and others
Civil	18.3	—	30.6	(18.5)	30.4
Taxes on sales	162.7	—	112.9	(91.8)	183.8
Income tax	117.9	—	76.1	(43.0)	151.0
Labor	195.1	—	159.3	(174.3)	180.1
Others	77.6	4.7	67.3	(43.7)	105.9

Total	571.6	4.7	446.2	(371.3)	651.2

Total provisions	580.0	5.7	446.2	(376.3)	655.6

	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring
Non-current restruturing	4.4	—	4.4	—	—

Lawsuits tax, labor, civil and others
Civil	30.4	6.8	7.4	15.1	1.1
Taxes on sales	183.8	48.0	42.6	86.8	6.4
Income tax	151.0	26.5	39.0	79.7	5.8
Labor	180.1	45.2	42.4	86.2	6.3
Others	105.9	11.0	29.8	60.8	4.3

Total	651.2	137.5	161.2	328.6	23.9

Total provisions	655.6	137.5	165.6	328.6	23.9

The expected settlement was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at December 31, 2012 are R$183.7 (R$162.7 at December 31, 2011).

Labor

The Company and its subsidiaries are involved in approximately 4,799 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at December 31, 2012 was R$180.1 (R$195.0 at December 31, 2011).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities (risks of loss equal to or less than 50% ), based on the evaluation of its legal advisers, for which there is no provision constituted, are disclosed in note 30.

27. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company’s performance consistent with its policy of Financial Risk Management.

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

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on December 31, 2012, and the exposure may vary from ten to fourteen months, according to the Company’s financial risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	2012			2011
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(378.6)	378.6	—	(311.7)	311.7	—
Dollar / Paraguayan Guarani	(129.6)	129.6	—	(106.7)	106.7	—
Dollar / Argentinean Peso	(613.0)	613.0	—	(554.9)	554.9	—
Dollar / Bolivian Peso	(142.2)	142.2	—	(136.7)	136.7	—
Dollar / Chilean Peso	(90.9)	90.9	—	(85.4)	85.4	—
Dollar / Dominican Peso	(30.7)	30.7	—	(54.4)	54.4	—
Dollar / Uruguayan Peso	(62.4)	62.4	—	(73.0)	73.0	—
Dollar / Real	(3,141.8)	3,141.8	—	(2,554.4)	2,554.4	—
Dollar / Peruvian Sol	(157.2)	157.2	—	(98.8)	98.8	—
Euro / Canadian Dollars	(62.6)	62.6	—	(57.3)	57.3	—
Euro / Real	(132.3)	132.3	—	(69.9)	69.9	—
Pound Sterling / Canadian Dollars	(22.1)	22.1	—	(35.6)	35.6	—

	(4,963.3)	4,963.3	—	(4,138.8)	4,138.8	—

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev’s strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the Statements of Comprehensive Income as gains and (losses) on translation of foreign operations (gains/losses).

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

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	2012				2011
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,527.2	6.9%	2,211.2	9.6%	2,552.2	9.8%	3,096.7
American Dollar	2.5%	650.0	3.4%	280.0	1.8%	246.3	—	—
Dominican Peso	10.6%	189.0	10.6%	189.0	—	—	—	—
Interest rate postfixed		2,366.2		2,680.2		2,798.5		3,096.7

Brazilian Real	6.6%	695.2	5.3%	381.2	10.1%	1,157.0	5.3%	382.8
Canadian Dollar	—	—	—	—	—	—	5.6%	476.1
Argentinean Peso	17.0%	0.2	17.0%	0.2	14.8%	3.3	14.8%	3.3
Dominican Peso	12.0%	33.1	12.0%	33.1	—	—	—	—
Guatemala’s Quetzal	—	—	—	—	6.8%	42.4	6.8%	42.4
Peruvian Sol	—	—	—	—	6.5%	14.9	6.5%	14.9
American Dollar	5.7%	49.1	5.7%	49.1	6.8%	98.5	6.8%	98.5
Interest rate pre-set		777.6		463.6		1,316.1		1,018.0

To perform the sensitivity analysis, the company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to December 31, 2012 would produce an increase of approximately R$46 million in interest expense and approximately R$177 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$91 million in expense and R$376 million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	2012			2011
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(667.6)	667.6	—	(732.8)	732.8	—
Sugar	(334.8)	334.8	—	(192.3)	192.3	—
Wheat	(249.9)	249.9	—	(121.7)	121.7	—
Heating oil	(29.7)	29.7	—	(17.3)	17.3	—
Crude oil	(20.4)	20.4	—	(8.7)	8.7	—
Natural Gas	(6.8)	6.8	—	—	—	—
Orange juice	—	—	—	(0.9)	0.9	—
Corn	(319.9)	319.9	—	(147.9)	147.9	—
Total	(1,629.1)	1,629.1	—	(1,221.6)	1,221.6	—

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	2012		2011
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%
Aluminum	(165.0)	(330.2)	(158.3)	(316.6)
Sugar	(83.7)	(167.3)	(48.1)	(96.2)
Wheat	(62.5)	(125.0)	(57.1)	(114.3)
Heating oil	(7.2)	(14.5)	(2.3)	(4.6)
Crude oil	(5.1)	(10.2)	(2.2)	(4.4)
Natural Gas	(1.6)	(3.2)	—	—
Orange juice	—	—	(0.2)	(0.5)
Corn	(80.0)	(160.0)	(34.0)	(67.7)
Total	(405.1)	(810.4)	(302.2)	(604.3)

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

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty’s capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of December 31, 2012, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase, Banco Patagonia and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2012. There was no concentration of credit risk with any counterparties as of December 31, 2012.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

The contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities are as follows:

	2012
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	309.0	329.2	72.5	102.8	106.7	47.2
Unsecured bank loans	2,216.2	2,534.1	890.3	713.0	913.5	17.3
Unsecured bond loans	429.7	689.7	129.9	81.6	478.2	—
Unsecured other loans	168.7	272.7	17.4	34.9	64.2	156.2
Finance leasing liabilities	20.2	24.2	2.7	3.7	12.4	5.4
Bank overdraft	0.1	0.1	0.1	—	—	—
Trade and other payable	6,878.6	6,878.7	6,723.9	154.8	—	—

Total	10,022.5	10,728.7	7,836.8	1,090.8	1,575.0	226.1

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	20.7	20.7	—	—	20.7	—
Foreign exchange derivatives	(413.8)	(413.8)	(413.7)	—	(0.1)	—
Interest rate and FX derivatives	(206.9)	(206.9)	(213.9)	—	7.0	—
Commodity derivatives	(84.7)	(84.7)	(83.9)	(0.8)	—	—

Total	(684.7)	(684.7)	(711.5)	(0.8)	27.6	—

	2011
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	240.9	264.4	70.7	61.5	120.3	11.9
Unsecured bank loans	2,171.2	2,474.3	1,042.5	580.4	848.2	3.2
Unsecured bond loans	1,546.2	1,757.9	1,315.4	28.5	85.5	328.5
Unsecured other loans	135.5	222.6	8.5	31.4	59.4	123.3
Finance leasing liabilities	8.6	9.9	9.0	0.5	0.4	—
Bank overdraft	12.3	12.3	12.3	—	—	—
Trade and other payable	6,436.7	6,436.7	6,264.1	172.6	—	—

Total	10,551.4	11,178.1	8,722.5	874.9	1,113.8	466.9

Derivatives financial assets / liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate derivatives	14.3	14.5	(0.4)	(0.1)	(0.2)	15.2
Foreign exchange derivatives	(37.3)	(13.8)	(13.3)	(0.5)	—	—
Interest rate and FX derivatives	(209.6)	(209.6)	2.0	(211.6)	—	—
Commodity derivatives	(118.6)	(118.3)	(91.8)	(26.5)	—	—

Total	(351.2)	(327.2)	(103.5)	(238.7)	(0.2)	15.2

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives for hedge	Held for trading	Available for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926.2	—	—	—	—	8,926.2
Investment securities	—	291.2	—	61.4	373.4	726.0
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037.1	—	—	—	—	4,037.1
Financial instruments derivatives	—	200.1	171.0	—	—	371.1

Total	12,963.3	491.3	171.0	61.4	373.4	14,060.4

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives for hedge	Held for trading	Available for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,076.2	—	—	—	—	8,076.2
Investment securities	—	193.4	—	76.3	165.8	435.5
Trade and other receivables excluding prepaid expenses and taxes receivable	2,922.0	—	—	—	—	2,922.0
Financial instruments derivatives	—	166.5	347.0	—	—	513.5
Assets held for sale	—	—	—	—	0.4	0.4

Total	10,998.2	359.9	347.0	76.3	166.2	11,947.6

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155.9	2,125.8	—	13,281.7
Financial instruments derivatives	—	686.7	369.1	1,055.8
Interest-bearning loans and borrowings	3,143.7	—	—	3,143.7

Total	14,299.6	2,812.5	369.1	17,481.2

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522.4	—	—	9,522.4
Financial instruments derivatives	—	560.0	304.5	864.5
Interest-bearning loans and borrowings	4,102.3	—	—	4,102.3

Total	13,624.7	560.0	304.5	14,489.2

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on December 31, 2012 is shown below:

	2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	325.1	166.2	—	491.3	79.0	280.9	—	359.9
Derivatives – cash flow hedge	32.8	67.2	—	100.0	21.8	293.7	—	315.5
Derivatives – fair value hedge	—	20.8	—	20.8	—	15.3	—	15.3
Derivatives – investment hedge	31.6	18.6	—	50.2	16.2	—	—	16.2

	389.5	272.8	—	662.3	117.0	589.9	—	706.9

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	40.0	646.7	2,125.8	2,812.5	49.1	510.9	—	560.0
Derivatives – cash flow hedge	87.7	156.7	—	244.4	94.3	203.5	—	297.8
Derivatives – investment hedge	23.5	101.1	—	124.6	6.7	—	—	6.7

	151.2	904.5	2,125.8	3,181.5	150.1	714.4	—	864.5

(i)

As part of the shareholders agreement between the Ambev and ELJ, a sale option ( “put”) and the purchase ( “call”) was issued, which may result in an acquisition by Ambev the remaining shares of CND. On 31 December 2012 the option of sale held by ELJ is valued at approximately R$2.1 billion and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3/CPC 15 and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev—see note 31. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information and from reliable sources.

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

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At December 31, 2012, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between the Company and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$282.9, continued to be US denominated until December 31, 2012.

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

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company’s subsidiaries located abroad for translation account balance.

Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of December 31, 2012 and December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk /Instruments		Notional (i)		Fair value
		2012	2011	2012		2011
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	3,274.1	1,478.2	4.4	(16.4)	2.1	(10.1)
Foreign currency	Non Deliverable Forwards	1,225.9	2,255.8	10.5	(51.4)	70.7	(20.9)
Foreign currency	Deliverable Forwards	463.3	404.6	—	(4.1)	1.8	(0.1)
Commodity	Future contracts (ii)	933.8	500.4	76.9	(107.9)	67.3	(102.7)
Commodity	Swaps	695.3	708.1	41.0	(92.2)	93.6	(175.4)
Operational hedge		6,592.4	5,347.1	132.8	(272.0)	235.5	(309.2)
Foreign currency	Future contracts (ii)	(664.2)	(407.6)	14.0	(14.7)	39.8	(39.6)
Foreign currency	Swaps	239.1	(8.3)	21.7	(180.7)	—	(207.5)
Foreign currency	Non Deliverable Forwards	1,351.3	527.6	19.8	(10.5)	199.6	(25.6)
Interest rates	Future contracts (ii)	(400.0)	134.0	0.2	(0.4)	0.2	(0.5)
Interest rates	Swaps	300.0	483.6	20.8	—	15.3	(0.4)
Financial hedge		826.2	729.3	76.5	(206.3)	254.9	(273.6)
Foreign currency	Future contracts (ii)	(4.0)	32.1	6.0	(6.0)	1.1	(1.2)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	(2,626.1)	105.5	(446.9)	5.8	(273.8)
Fiscal hedge		(2,186.5)	(2,594.0)	111.5	(452.9)	6.9	(275.0)
Foreign currency	Future contracts (ii)	(2,462.8)	(2,460.5)	31.6	(23.5)	16.2	(6.7)
Foreign currency	Non Deliverable Forwards	—	—	18.6	(101.1)	—	—
Investment hedge		(2,462.8)	(2,460.5)	50.2	(124.6)	16.2	(6.7)

Total Derivatives		2,769.3	1,021.9	371.0	(1,055.8)	513.5	(864.5)

(i)	The negative positions refer to long positions and the positive positions refer to short positions.
(ii)	The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in period ended December 31, 2012, 2011 and 2010 as below:

Purpose / Risk / Instruments		Result (iii)
		2012	2011	2010
Foreign currency	Future contracts	462.8	93.6	(65.7)
Foreign currency	Option to acquire	43.9	—	0.1
Foreign currency	Non Deliverable Forwards	13.2	263.6	8.9
Foreign currency	Deliverable Forwards	21.5	(20.4)	2.9
Commodity	Future contracts	1.5	(41.1)	100.5
Commodity	Swaps	(54.1)	(110.1)	27.1
Operational hedge		488.8	185.6	73.8
Foreign currency	Future contracts	64.1	70.8	(11.3)
Foreign currency	Purchase options	—	—	(28.9)
Foreign currency	Option to acquire	(38.4)	—	—
Foreign currency	Swaps	(15.7)	(29.3)	(276.9)
Foreign currency	Non Deliverable Forwards	(39.6)	(30.9)	122.3
Interest rates	Future contracts	(31.7)	47.7	(12.2)
Interest rates	Swaps	34.1	(6.6)	27.6
Financial hedge		(27.2)	51.7	(179.4)
Foreign currency	Future contracts	3.1	(221.2)	(12.0)
Foreign currency	Swaps /Non Deliverable Forwards	69.5	(152.4)	74.7
Fiscal hedge		72.6	(373.6)	62.7
Foreign currency	Future contracts	(172.8)	(280.4)	7.8
Foreign currency	Non Deliverable Forwards	(101.7)	—	—
		(274.5)	(280.4)	7.8

Total Derivatives		259.7	(416.7)	(35.1)

(iii)

The result of R$488.8 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(274.5) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$72.6 related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$(27.2) was fully recorded in the financial results.

As of December 31, 2012, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	3,274.1	—	—	—	—	3,274.1
Foreign currency	Option to acquire	—	—	—	—	—	—
Foreign currency	Non Deliverable Forwards	1,225.9	—	—	—	—	1,225.9
Foreign currency	Deliverable Forwards	463.3	—	—	—	—	463.3
Commodity	Future contracts (i)	858.6	75.2	—	—	—	933.8
Commodity	Swaps	688.5	6.8	—	—	—	695.3
Operational hedge		6,510.4	82.0	—	—	—	6,592.4
Foreign currency	Future contracts (i)	(664.2)	—	—	—	—	(664.2)
Foreign currency	Swaps	(12.9)	—	252.0	—	—	239.1
Foreign currency	Non Deliverable Forwards	1,351.3	—	—	—	—	1,351.3
Interest rates	Future contracts (i)	—	—	(170.0)	(230.0)	—	(400.0)
Interest rates	Swaps	—	—	—	—	300.0	300.0
Financial hedge		674.2	—	82.0	(230.0)	300.0	826.2
Foreign currency	Future contracts (i)	(4.0)	—	—	—	—	(4.0)
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	—	—	—	—	(2,182.5)
Fiscal hedge		(2,186.5)	—	—	—	—	(2,186.5)
Foreign currency	Future contracts (i)	(2,462.8)	—	—	—	—	(2,462.8)
Investment hedge		(2,462.8)	—	—	—	—	(2,462.8)

Total Derivatives		2,535.3	82.0	82.0	(230.0)	300.0	2,769.3

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total
Foreign currency	Future contracts (i)	(12.0)	—	—	—	—	(12.0)
Foreign currency	Option to acquire	—	—	—	—	—	—
Foreign currency	Non Deliverable Forwards	(40.9)	—	—	—	—	(40.9)
Foreign currency	Deliverable Forwards	(4.1)	—	—	—	—	(4.1)
Commodity	Future contracts (i)	(29.3)	(1.7)	—	—	—	(31.0)
Commodity	Swaps	(51.6)	0.4	—	—	—	(51.2)
Operational hedge		(137.9)	(1.3)	—	—	—	(139.2)
Foreign currency	Future contracts (i)	(0.7)	—	—	—	—	(0.7)
Foreign currency	Swaps	(166.0)	—	7.0	—	—	(159.0)
Foreign currency	Non Deliverable Forwards	9.3	—	—	—	—	9.3
Interest rates	Future contracts (i)	—	—	(0.1)	(0.1)	—	(0.2)
Interest rates	Swaps	—	—	—	—	20.8	20.8
Financial hedge		(157.4)	—	6.9	(0.1)	20.8	(129.8)
Foreign currency	Swaps / Non Deliverable Forwards	(341.4)	—	—	—	—	(341.4)
Fiscal hedge		(341.4)	—	—	—	—	(341.4)
Foreign currency	Future contracts (i)	8.1	—	—	—	—	8.1
Foreign currency	Non Deliverable Forwards	(82.5)	—	—	—	—	(82.5)
Investment hedge		(74.4)	—	—	—	—	(74.4)

Total Derivatives		(711.1)	(1.3)	6.9	(0.1)	20.8	(684.8)

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

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2012.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on December 31, 2012:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(12.0)	(830.6)	(1,649.1)	197.7
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(40.9)	(347.4)	(653.8)	31.3
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(4.1)	(112.6)	(221.0)	16.8
Commodity	Future contracts	Commodity decrease	(31.0)	(264.1)	(497.3)	149.8
Commodity	Swaps	Commodity decrease	(51.2)	(223.2)	(395.3)	80.6
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(0.7)	(166.7)	(332.8)	40.1
Foreign currency	Swaps	Increase in tax interest	(140.2)	(140.2)	(140.2)	2.1
Foreign currency	Swaps	Dollar decrease	(18.8)	(18.8)	(18.8)	14.4
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	9.3	(328.5)	(666.3)	33.4
Interest rates	Future contracts	Increase in tax interest	(0.2)	(0.2)	(0.3)	—
Interest rates	Swaps	Increase in tax interest	20.8	(159.1)	(142.7)	18.1
Financial hedge
Foreign currency	Future contracts	Dollar increase	—	(1.0)	(2.0)	0.2
Foreign currency	Swaps / Non Deliverable Forwards	Dollar increase	(341.4)	(887.0)	(1,432.6)	131.6
Fiscal hedge
Foreign currency	Future contracts	Dollar increase	8.1	(607.7)	(1,223.4)	148.5
Foreign currency	Non Deliverable Forwards	Dollar increase	(82.5)	(82.5)	(82.5)	—
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction’s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(104.2)	(1,453.3)	(2,802.5)
Input purchase		104.2	1,453.3	2,802.5
Commodities hedge	Decrease on commodities price	(31.0)	(264.1)	(497.3)
Input purchase		31.0	264.1	497.3
Foreign exchange hedge	Dollar and Euro decrease	(4.0)	(60.4)	(116.8)
Capex purchase		4.0	60.4	116.8
Operational hedge		(139.2)	(1,777.9)	(3,416.5)
Operational purchase		139.2	1,777.9	3,416.5
Net effect		—	—	—

Foreign exchange hedge	Foreign currency increase	(10.2)	(495.4)	(999.4)
Net debt		10.2	495.4	999.4
Interest rate hedge	Increase in tax interest	(119.6)	(299.3)	(282.9)
Interest expense		119.6	299.3	282.9
Financial hedge		(129.8)	(794.7)	(1,282.2)
Net debt and interest		129.8	794.7	1,282.2
Net effect		—	—	—

Foreign exchange hedge	Dollar increase	(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Fiscal hedge		(341.4)	(887.9)	(1,434.6)
Fiscal expense		341.4	887.9	1,434.6
Net effect		—	—	—

Investment hedge	Dollar increase	(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Investment hedge		(74.4)	(690.2)	(1,305.9)
Fiscal expense		74.4	690.2	1,305.9
Net effect		—	—	—

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2012 the Company held R$626.4 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343.8 on December 31, 2011).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(28.6) on December 31, 2012 (R$(55.6) on December, 31 2011 and R$(266.5) on December 31, 2010), as presented below:

	2012			2011			2010
Financial liabilities	Book	Market	Difference	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	—	—	—	473.8	492.5	(18.7)	1,189.7	1,300.9	(111.2)
Syndicated facility (CAD)	—	—	—	—	—	—	300.8	300.8	—
Senior Notes (CAD) (i)	—	—	—	—	—	—	157.8	168.2	(10.4)
International financing (other currencies)	531.1	531.1	—	140.6	140.6	—	453.9	453.9	—
Agro-industrial credit	—	—	—	—	—	—	100.0	100.0	—
BNDES/CCB	2,109.8	2,109.8	—	1,797.7	1,797.7	—	1,130.1	1,130.1	—
Bond 2011	—	—	—	—	—	—	884.2	894.6	(10.4)
Bond 2013	—	—	—	—	—	—	886.7	980.6	(93.9)
Bond 2017	314.0	342.6	(28.6)	298.1	301.7	(3.6)	284.8	300.7	(15.9)
Debentures	—	—	—	1,248.0	1,281.3	(33.3)	1,247.5	1,272.2	(24.7)
Fiscal incentives	168.7	168.7	—	135.5	135.5	—	120.8	120.8	—
Finance leasing	20.1	20.1	—	8.6	8.6	—	14.1	14.1	—

	3,143.7	3,172.3	(28.6)	4,102.3	4,157.9	(55.6)	6,770.4	7,036.9	(266.5)
The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of December 31, 2012, being approximately 114.21% for Bond 2017 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011 and 100.23% for Bond 2017 and 101.98% for Debentures 2010, at December 31,2010).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders’ investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the company’s financial statements.

28. OPERATING LEASES

Operating leases mature as follows:

	2012	2011	2010
Less than 1 year	66.2	51.7	31.4
Between 1 and 2 years	150.2	132.8	132.0
More than 2 years	61.8	64.3	79.0

	278.2	248.8	242.4

In 2012, the operating lease expense in the income statement amounted to R$54.1 (R$44.6 and R$37.6 in 2011 and 2010, respectively).

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2012	2011
Collateral given for own liabilities	1,178.9	899.8
Other commitments	282.0	438.8

	1,460.9	1,338.6

Commitments with suppliers	14,968.6	14,967.1
Commitments – Bond 17	300.0	—

	15,268.6	14,967.1

The collateral provided for liabilities totaled approximately R$1.5 billion as at December 31, 2012 including R$552.5 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at December 31, 2012, R$626.4 in highly liquid financial investments or in cash (note 27).

Most of the balance relates to commitments with suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at December 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Less than 1 year	2,893.1	2,739.6
Between 1 and 2 years	2,305.0	2,165.0
More than 2 years	10,070.5	10,062.5

	15,268.6	14,967.1

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (note 26).

The Company also has lawsuits related to tax, civil and labor, for which the risk of loss is possible (but not probable), in the opinion of management, and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2012	2011
PIS and COFINS	306.8	308.7
ICMS and IPI	2,927.7	2,167.4
IRPJ and CSLL	7,583.0	7,034.3
Labor	146.7	128.7
Civil	174.2	214.8
Others	774.3	755.7

	11,912.7	10,609.6

Principal Lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. In June 2012, Ambev presented its defense and awaits a ruling by the Administrative Council for Fiscal Resources of the Ministry of Finance (“Conselho Administrativo de Recursos Fiscais do Ministério Fazenda – CARF”). Ambev estimates the amount of possible losses in relation to this assessment to be approximately R$3.7 billion as of December 31, 2012. Ambev made no provision for this purpose. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as associated costs.

Profits generated abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received tax assessments from the Bureau of Federal Revenue of Brazil with respect to the taxation of profits realized by subsidiaries domiciled abroad. In December of 2008, the CARF issued a ruling partially favorable to Ambev. The Company has not recorded any provision for this purpose. After the decisions in some of these cases, the Company estimates that the exposure to possible losses in relation to these assessments is approximately R$2.6 billion at December 31, 2012 (R$2.5 billion at December 31, 2011).

Utilization of tax loss on mergers

The Company and its subsidiaries received tax assessments from the Brazilian Tax authorities, for recovering of certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses used by companies in their final year of existence, following a merger.

Based on management assessments , no provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. The Company estimates the possible exposure to losses on these assessments at approximately R$521.8 at December 31, 2012 (R$516.3 at December 31, 2011).

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$367.3), in addition to legal fees and charges. If the Company loses all these lawsuits, it would be required to issue of 27,684,596 preferred shares and 6,881,719 common shares for a subscribed price substantially lower than the current market value of its shares. Based on management assessment no provision has been recorded related to these assessments.

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

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352.7 (which was R$486 as of 31 December 2012, reflecting accrued interests). The probability of loss shall be limited to the amount of the fine and other legal fees related to this process.

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

Contingent assets

At December 31, 2012, the Company had no contingent assets, for which the probability of success is probable.

31. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (note 24).

Total expenses related to management members in key functions are as follows:

	2012	2011	2010
Short-term benefits (i)	26.5	27.0	33.5
Share-based payments (ii)	37.5	32.2	27.3

Total key management remuneration	64.0	59.1	60.8

(i)	These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii)	These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan, (note 24), Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company’s shareholders:

a) Medical, dental and other benefits

The Fundaçăo Zerrenner is one of the Company’s shareholders, and at December 31, 2012 held 17.08% of the voting rights and 9.59% of total share capital. Fundaçăo Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundaçăo Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundaçăo Zerrenner in providing these benefits totaled R$164.6 in the period ended December 31, 2012 (R$135.7 as of December 31, 2011), of which R$146.0 (R$ 120.8 as of December 31, 2011) related to active employees and R$18.6 (R$15.0 as of December 31, 2011) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at December 31, 2012 was R$672.1 (R$1,0 billion at December 31, 2011) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64.8 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundaçăo Zerrenner and Ambev have a lease of two commercial sets, of R$15.3 maturing on January 28, 2013. These agreements are being renewed.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$12.7 (R$5.7 as of December 31, 2011) and R$215.9 (R$182.7 as of December 31, 2011) as licensing income and expense, respectively.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportional consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega).

The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

	2012	2011
Non-current assets	253.5	241.0
Current assets	127.4	124.8
Non-current liabilities	314.9	304.2
Current liabilities	231.0	217.8
Result from operations	42.7	27.4
Income attributable to shareholders	22.1	12.8

Transactions with associates

Ambev transactions with associates were as follows:

	2012	2011
Net sales	17.3	12.5
Current liabilities	4.5	3.5

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

Controllers

The Company is controlled by Interbrew International BV (constituted in Belgium), AmBrew S/A (constituted in Luxembourg) and Fundação Zerrenner, which together hold approximately 71.0% of the company shares. The remaining 29.0% of shares are held by various shareholders.

32. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 52.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G – Av. Del Libertador 498, 26° andar – Buenos Aires	99.7%

Bermuda
QIB QUILMES INTERNATIONAL (BERMUDA) LTD. – Claredon House, 2 Church Street, Hamilton	100.00%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. – Av. Montes 400 e Rua Chuquisaca – La Paz	85.67%

Brazil
COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV – Rua Dr. Renato Paes de Barros, 1017, 4º andar, cj. 44 e 42 Itaim Bibi, São Paulo	Consolidating company

AMBEV BRASIL BEBIDAS S.A. – Avenida Antarctica, 1.891	99.90%

Fazenda Santa Úrsula – Jaguariúna – SP
AROSUCO AROMAS E SUCOS LTDA. – Avenida Buriti, 5.385 Distrito Industrial – Manaus – AM	100.00%

CRBS S.A – Avenida Antarctica, 1.891 Fazenda Santa Úrsula
Jaguariúna – SP	99.93%

EAGLE DISTRIBUIDORA DE BEBIDAS S.A. – Avenida Antarctica, 1.891 Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

Canada
LABATT BREWING COMPANY LIMITED – 207 Queens Quay West, Suite 299 – M5J 1A7 – Toronto	100.00%

Chile
CERVECERIA CHILE S.A. – Avenida Presidente Eduardo Frei Montalva, 9600 – Comuna de Quilicura – Santiago	100.00%

Espanha
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Ilhas Canarias	100.00%

Ecuador Companhia Cervecera AMBEV ECUADOR S.A. – Km 14.5
Via Dauley, Av. Las Iguanas – Guayaquil	100.00%

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A. Av. San Martin, 279 – Apartado Postal 723 – Santo Domingo	55.47%

CND – CERVECERÍA NACIONAL DOMINICANA, Autopista 30
de Mayo, Distrito Nacional Vía Dauley, Av. Las Iguanas – Guayaquil	52.03%
Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA – 43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício	50.00%

Mariposa, nível 4 – 01012 – Zacapa Luxembourg
AMBEV LUXEMBOURG – 5, Gabriel Lippmann, L – 5365 Munsbach	100.00%

Paraguay
CERVECERIA PARAGUAY S.A. – Ruta Villeta KM 30 – Ypané	87.40%

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C. – Av. República de Panamá, 3659 San Isidro – Lima 41 – Lima	100.00%

Uruguay
CERVECERIA NACIONAL – Rambla Baltasar Brum, 2933 – 11800 – Paysandú	97.56%

MONTHIERS SOCIEDAD ANÓNIMA – Juncal 1327, ap. 2201 – Montevideo	100.00%

33. INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

34. EVENTS AFTER THE BALANCE SHEET DATE

(i) The Board of Directors Meeting held on February 25, 2013, approved the dividend distribution, resulting from the allocation of profit for the year 2012, at R$0.5680 per Common share and R$0.6248 per Preferred share without withholding income tax pursuant to applicable law and interest on shareholder’s equity, to be deducted from Profit for 2012 and attributed to minimum dividend for the year 2012, at R$ 0.0800 per Common share and R$0.0880 per Preferred share. The distribution of interest on shareholder’s equity will be taxed according to local legislation, which will result in a net distribution of interest on shareholder’s equity of R$0.0680 per Common share and R$ 0.0748 per Preferred share.

These payments will be made from March 28, 2013 (being with the portion relating to dividends ad referendum of the General Meeting for the fiscal year ended December 31, 2012 and the share of interest on shareholder’s capital ad referendum of the Annual General Meeting for the fiscal year which ends on December 31, 2013) based on the shareholdings on February 27, 2013 to shareholder’s of BM&F BOVESPA and March 4, 2013 to shareholders of the NYSE. The shares and ADRs will be traded ex-dividend starting from February 28, 2013.

(ii) On January 21, 2012 Ambev initiated the payment of dividends and interest on capital approved at the Board Meeting held on December 14, 2012, which were calculated based on the shareholding position of December 26, 2012 to shareholders of BM&F Bovespa and December 31, 2012 to shareholders of NYSE, without monetary adjustment, which amounted to R$ 3.0 billion.

(iii) In the Meeting of the Board of Directors of the Company held on January 31 and February 1st, 2013, it was approved a capital increase in the maximum amount of R$ 410,1, upon private issuance of up to 2,521 thousand new common shares and up to 1,970 thousand new preferred shares, at the issuance price of R$89.94 for each common share and R$93.07 for each preferred share, which, pursuant to article 170, paragraph first, item III, of Law n. 6,404/76, correspond to the average prices of the Company’s shares on January 31, 2013, the date on which the Company earned the tax benefit deriving from the partial amortization of the Special Premium Reserve – IN 319/99 for the fiscal year of 2012, pursuant to the Article 7 of CVM Ruling n. 319/99.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.— Financial Statements.”

ITEM 19	EXHIBITS

1.1	Bylaws of Companhia de Bebidas das Américas - Ambev (English-language translation) (incorporated by reference to the Company’s filing on Form 6-K filed by Ambev on April 29, 2013).

2.1	Form of Deposit Agreement among Companhia de Bebidas das Américas - Ambev, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 1 to Form F-6 filed by Ambev on July 24, 2007).

2.2	Form of Deposit Agreement among Companhia de Bebidas das Américas - Ambev, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Preferred Shares (incorporated by reference to Exhibit 1 to Form F-6 filed by Ambev on December 23, 2010).

2.3	Indenture, dated July 24, 2007, between Ambev International Finance Co. Ltd., Deutsche Bank Trust Company Americas, as Trustee, and Deutsche Bank Luxembourg S.A., as Luxembourg Paying and Transfer Agent (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on September 19, 2008).

2.4	Form of Note (contained in Exhibit 2.3).

2.5	Guaranty, dated July 24, 2007, between Companhia de Bebidas das Américas - Ambev, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.3 to Form F-4 filed by Ambev on September 19, 2008).

3.1	First Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev, dated as of March 2, 2004, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Braco S.A., Empresa de Administração e Participações S.A., Companhia de Bebidas das Américas - Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira(English-language translation) (incorporated by reference to Exhibit 2.16 to Amendment No. 9 to Schedule 13D relating to Quinsa, filed by Ambev on March 9, 2004).

3.2	Shareholders’ Voting Rights Agreement of S-Braco Participações S.A. dated as of August 30, 2002, among Santa Judith, Santa Irene, Santa Estela and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco, ECAP and Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit C to Amendment No. 2 to Schedule 13D relating to Ambev, filed by FAHZ, Braco and ECAP on November 29, 2002).

3.3	Amended and Restated Anheuser Busch-InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement) dated 9 September 2009 among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser Busch-InBev (formerly Stichting InBev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA. (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

3.4	Voting Agreement between Stichting Anheuser Busch-InBev, Fonds InBev Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, dated 17 October 2008 (incorporated by reference to Exhibit 3.2 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

3.5	Instrument of Accession to the Shareholders’ Agreement of Companhia de Bebidas das Américas — AMBEV entered into on July 28, 2005 by Interbrew International B.V. and AmBrew S.A. (incorporated by reference to Exhibit B to Amendment No. 8 to Schedule 13D relating to Ambev, filed by BRC S.a.R.L. on November 9, 2005).

4.1	Stock Option Plan, dated April 28, 2010 (incorporated by reference to the Form 6-K filed by Ambev on April 30, 2010).

8.1	List of Material Subsidiaries of Companhia de Bebidas das Américas - Ambev.

11.1	Code of Business Conduct (formerly Code of Ethics) dated December 11, 2006 (English-language version).

11.2.	Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev (English-language version).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: April 30, 2013